Form 20-F
period 2001-09-30
INFINEON TECHNOLOGIES AG
filed 2001-12-04
CIK 1107457

Use these links to rapidly review the document
CONTENTS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934 / /

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 /x/
For the fiscal year ended September 30, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from         to        . / /

Commission file number:

Infineon Technologies AG
(Exact name of Registrant as specified in its charter)

Federal Republic of Germany
(Jurisdiction of incorporation or organization)

St.-Martin-Strasse 53
D-81669 Munich
Federal Republic of Germany
(Address of principal executive offices)

    Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, no par value but with a notional value of EUR2.00 per share	New York Stock Exchange
Ordinary shares, no par value but with a notional value of EUR2.00 per share *	New York Stock Exchange

*
Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

    Securities registered or to be registered pursuant to Section 12(g) of the Act: None

    Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

    The number of outstanding shares of each of the issuer's classes of capital or common stock as of September 28, 2001: 693,025,144 ordinary shares, no par value but with a notional value of EUR2.00 per share.

    Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes /x/    No / /    Not applicable / /

    Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 / /    Item 18 /x/

INFINEON TECHNOLOGIES AG

ANNUAL REPORT ON FORM 20-F
FOR THE FINANCIAL YEAR ENDED
SEPTEMBER 30, 2001

CONTENTS

Cross References to Form 20-F
Presentation of Financial and Other Information
Selected Consolidated Financial Information
Operating and Financial Review
Significant Developments
Results of Operations
Financial Position
Subsequent Events
Outlook
Other Matters
Quantitative and Qualitative Disclosure about Market Risk
Risk Factors
Business
Overview
History and Strategy
Products and Applications
Customers, Sales and Marketing
Competition
Manufacturing
Research and Development
Intellectual Property
Strategic Alliances
Acquisitions and Dispositions
Employees
Legal Matters
Real Property
Management
Principal Shareholders
Transactions and Relationship Between Infineon and the Siemens Group
Articles of Association
Additional Information
Organizational Structure
Dividend Policy
Market Information
Exchange Rates
Use of Proceeds
Taxation
Exchange Controls and Limitations Affecting Shareholders
Documents on Display
Material Contracts
Glossary
Consolidated Financial Statements

CROSS REFERENCES TO FORM 20-F

		Page
Item 1:	Identity of Directors, Senior Management and Advisers	n/a
Item 2:	Offer Statistics and Expected Timetable	n/a
Item 3:	Key Information
	Selected Consolidated Financial and Statistical Data	1
	Exchange Rate Information	96
	Risk Factors	25
Item 4:	Information on the Company
	History and Development of the Company	38
	Business Overview	36
	Organizational Structure	93
	Property, Plant and Equipment	57, 71
Item 5:	Operating and Financial Review and Prospects	3
	Liquidity and Capital Resources	18
	Research and Development; Patents and Licenses	59, 61
Item 6:	Directors, Senior Management and Employees
	Directors and Senior Management	72
	Employees	22
Item 7:	Major Shareholders and Related Party Transactions
	Major Shareholders	84
	Related Party Transactions	85
Item 8:	Financial Information (See Item 18 and the financial statements beginning on page F-1)	—
	Litigation	69
	Dividend Policy	93
Item 9:	The Offer and Listing
	Markets	94
Item 10:	Additional Information
	Articles of Association	88
	Material Contracts	103
	Exchange Controls	102
	Taxation	97
	Documents on Display	103
	Subsidiary Information	93
Item 11:	Quantitative and Qualitative Disclosure About Market Risk	23
Item 12:	Description of Securities Other Than Equity Securities	n/a
Item 13:	Defaults, Dividend Arrearages and Delinquencies	None
Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
	Use of Proceeds	96
Item 18:	Financial Statements	F-1
Item 19:	Exhibits (See Exhibit Index)	—

Presentation of Financial and Other Information

    Our consolidated financial statements are prepared in accordance with U.S. GAAP. Our consolidated financial statements are expressed in euro, the currency of the European Economic and Monetary Union, which was introduced on January 1, 1999. In this annual report, references to "euro" or "EUR" are to euro, references to "DEM" are to Deutsche Mark and references to "U.S. dollars" or "$" are to United States dollars. Prior to January 1, 1999, our financial statements were prepared in Deutsche Mark. Subsequent to that date, our consolidated financial statements have been prepared in euro. All Deutsche Mark amounts appearing in or derived from our consolidated financial statements have been translated into euro at the official fixed rate of EUR1.00 = DEM 1.95583. For convenience, this annual report contains translations of euro amounts into U.S. dollars at the rate of EUR1.00 = $0.9099, the noon buying rate of the Federal Reserve Bank of New York for euro on September 28, 2001. The noon buying rate for euro on November 30, 2001 was EUR1.00 = $0.8958. Our financial year ends on September 30 of each year. References to any financial year or to "FY" refer to the year ended September 30 of the calendar year specified. In this annual report, references to:

  •
  "our company" are to Infineon Technologies AG;

  •
  "we", "us" or "Infineon" are to Infineon Technologies AG and, unless the context otherwise requires, to its subsidiaries and its predecessor, the former semiconductor group of Siemens;

  •
  "Siemens" are to Siemens AG, a German company;

  •
  "Siemens' subsidiaries" are to entities wholly or majority-owned by Siemens AG (excluding Infineon); and

  •
  "the Siemens group" are to Siemens and Siemens' subsidiaries.

    This annual report contains market data that have been prepared or reported by Gartner Dataquest, IC Insight, WSTS, Cahners In-Stat Group and Strategy Analytics.

Forward-Looking Statements

    This annual report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading "Risk Factors" and elsewhere in this annual report.

SELECTED CONSOLIDATED FINANCIAL DATA

    You should read the following selected consolidated financial data in conjunction with our consolidated financial statements, the related notes and "Operating and Financial Review", all of which appear elsewhere in this annual report.

    We have derived the selected consolidated statement of operations data for the 1997 through 2001 financial years and the selected consolidated balance sheet data at September 30, 1997 through 2001 from our consolidated financial statements, which have been prepared in accordance with U.S. GAAP and audited by KPMG Deutsche Treuhand-Gesellschaft AG, independent accountants.

    Our consolidated financial statements prior to our formation as a company may not necessarily be indicative of what our results of operations, financial position and cash flows would have been had we operated as a separate company during the periods presented, nor are they an indicator of future performance. Note 1 (Description of Business, Formation and Basis of Presentation) to our audited consolidated financial statements explains the methods used to prepare these financial data.

	As of and for the financial year ended September 30,(1)
	1997		1998		1999		2000		2001		2001(2)(3)
	(in millions, except per share data)
Selected Consolidated Statement of Operations data
Net sales	EUR	2,885	EUR	3,175	EUR	4,237	EUR	7,283	EUR	5,671	$5,160
Cost of goods sold		(2,220)		(2,728)		(3,011)		(4,110)		(4,904)	(4,462)

Gross profit		665		448		1,227		3,172		767	698
Research and development expenses		(457)		(637)		(739)		(1,025)		(1,189)	(1,082)
Selling, general and administrative expenses		(367)		(481)		(551)		(670)		(786)	(715)
Restructuring charge(4)		—		(816)		—		—		(117)	(106)
Other operating income (expense), net		(21)		(9)		(2)		2		199	181

Operating income (loss)		(180)		(1,496)		(64)		1,479		(1,125)	(1,024)
Interest income (expense), net, inclusive of subsidies		45		(35)		43		75		(1)	(1)
Equity in (losses) earnings of associated companies		(56)		(151)		34		101		25	23
Gain on associated company share issuance(5)		—		—		—		53		11	10
Other income, net		1		2		18		36		65	59
Minority interests		(1)		(1)		—		(6)		5	5

Income (loss) before income taxes		(192)		(1,682)		31		1,738		(1,019)	(927)
Income tax benefit (expense)		96		907		30		(612)		429	390

Net income (loss)	EUR	(95)	EUR	(775)	EUR	61	EUR	1,126	EUR	(591)	$(537)

Basic and diluted income (loss) per share(6)	EUR	(0.16)	EUR	(1.29)	EUR	0.10	EUR	1.83	EUR	(0.92)	$(0.84)
Basic and diluted income (loss) per ADS(6)		(0.16)		(1.29)		0.10		1.83		(0.92)	(0.84)
Dividends declared per share(7)		n/a		n/a		—		0.65		—	—
Dividends declared per ADS(7)		n/a		n/a		—		0.65		—	—
Selected Consolidated Balance Sheet data
Cash and cash equivalents		15		12		30		511		757	689
Working capital (deficit), excluding cash and cash equivalents		560		887		444		870		(85)	(77)
Total assets		4,595		4,760		6,445		8,853		9,743	8,865
Short-term debt, including current portion of long-term debt		176		106		495		138		119	108
Long-term debt, excluding current portion		889		893		135		128		249	227
Shareholders' equity		2,228		2,096		3,656		5,806		6,900	6,278
Selected Consolidated Operating data
Net cash used in investing activities		(1,656)		(959)		(918)		(2,327)		(1,813)	(1,649)
Net cash provided by (used in) operating activities		496		(185)		469		2,080		211	192
Depreciation and amortization expenses		(597)		(578)		(573)		(834)		(1,122)	(1,021)
Notes
on following page

Notes

(1)
Columns may not add due to rounding.

(2)
Unaudited.

(3)
Converted from euro into dollars at an exchange rate of EUR1.00 = $0.9099, which was the noon buying rate on September 28, 2001.

(4)
In 2001, this charge relates to the implementation of our Impact cost reduction program. In 1998, this charge consists of amounts attributable to the wafer fabrication facility located in the North Tyneside area of northern England, which was shut down.

(5)
In both 2000 and 2001, ProMOS shareholders approved the distribution of employee bonuses in the form of shares. As a result of these distributions, our interest was diluted, while our proportional share of ProMOS' shareholders' equity increased by EUR53 million and EUR11 million, respectively, which increases are reflected as non-operating income.

(6)
Earnings per share data for the 1997 to 1999 financial years assume that 600 million shares, the number of shares outstanding immediately prior to our initial public offering in March 2000, were outstanding for all periods presented. For the 2000 financial year, the weighted average number of our company's shares outstanding was 613,862,876, or 615,121,186 on a fully diluted basis. For the 2001 financial year, the weighted average number of our company's shares outstanding was 640,566,801 on both a basic and a fully diluted basis.

(7)
As our company did not exist as a separate legal entity prior to March 30, 1999, we can present dividend information only subsequent to that date.

OPERATING AND FINANCIAL REVIEW

    You should read this discussion of our consolidated financial condition and results of operations in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report. Our audited consolidated financial statements have been prepared on the basis of a number of assumptions, as more fully explained in Notes 1 (Description of Business, Formation and Basis of Presentation) and 2 (Summary of Significant Accounting Policies) to our audited consolidated financial statements appearing elsewhere in this annual report.

    This operating and financial review contains forward-looking statements. Statements that are not statements of historical fact, including expressions of our beliefs and expectations, are forward-looking in nature and are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading "Risks Factors" and elsewhere in this annual report.

Significant Developments

  •
  Severe market collapse in semiconductor industry and weak economic situation worldwide

  •
  Dramatic decrease in prices for Memory Products

  •
  Substantially reduced demand for Wireless Communications products due to difficult market conditions

  •
  Significant revenue declines in the second half of our 2001 financial year resulting in operating losses in all operating segments except for Automotive & Industrial

  •
  Continuing growth in our Automotive & Industrial business

  •
  Measures to reduce costs by more than EUR1 billion being implemented

  •
  Continued investment in Research & Development and in ramping up the production of semiconductors using 300-millimeter technology

  •
  Further portfolio optimization through strategic investments and the disposal of non-core assets

  •
  Successful equity offering of EUR1.5 billion despite difficult capital market environment

Weak world economic situation and drastic decline in semiconductor prices

    In 2000, world economic growth registered 3.9 percent, the highest growth rate during the last ten years. However, the economic downturn that began in the United States in autumn 2000 spread to the European and Asian economies during calendar year 2001. The technology sector, and in particular the semiconductor and telecommunications markets, which have traditionally been highly dependent on the overall health of the economy, were particularly affected. The dramatic events of September 11, 2001 in New York and Washington have added further impediments to turning around an already weak global economy.

    The extent of the downturn affecting the technology sector was initially underestimated. In autumn 2000, leading semiconductor market research firms (such as Gartner Dataquest) predicted an increase in total semiconductor sales worldwide of more than 25 percent for calendar year 2001. As of September 2001, however, Gartner Dataquest predicted a decline in worldwide semiconductor sales during calendar year 2001 of 26 percent, to $168 billion. The market for non-memory products—logic ICs, analog, discrete and optical components—is now predicted to decrease by 21 percent during the same period. The mobile communications business has been hit particularly hard, with worldwide sales in 2001 expected to decline by 30 percent compared with 2000. Total sales in the memory chip market, which includes DRAM, SRAM and non-volatile memories (such as flash memories) and which represented approximately 28 percent of the total semiconductor market in calendar year 2000, is predicted to decline by 43 percent in calendar year 2001. According to Gartner Dataquest, the spot price market for 128-Mbit DRAM declined 90 percent from $15.00 in September 2000 to $1.45 at the end of September 2001.

Marked decrease in sales and EBIT

    In financial year 2001, we recorded total sales of EUR5,671 million, which represents a decrease of 22 percent from EUR7,283 million in total sales in the 2000 financial year. Our net loss after tax amounted to EUR591 million in the 2001 financial year, compared to net income in the prior year of EUR1,126 million. In financial year 2001, we suffered a loss per share of EUR0.92, compared to earnings of EUR1.83 per share in our 2000 financial year. The loss before interest and taxes totaled EUR1,024 million for the 2001 financial year, compared to earnings before interest and taxes (EBIT) of EUR1,670 million in the 2000 financial year. Significant declines in demand and product prices, which continued to decline in many sectors throughout the financial year, have negatively influenced EBIT and sales of all segments, with the exception of Automotive & Industrial.

Extensive cost reduction program being implemented

    Due to the continued weakness of the technology sector, in July 2001 we announced an extensive cost reduction program, called "Impact". The program is projected to reduce operating costs by more than EUR1 billion.

    To this end, we are undertaking a review of the business processes and cost structures in all of our business units and have taken steps toward substantial cost reductions. These steps include the reduction of our worldwide workforce by approximately 5,000 employees. From October 2001 onwards, we have also introduced reduced work hours at our production sites in Regensburg and Munich. As part of the initiative we took a restructuring charge of EUR117 million during the fourth quarter of financial year 2001.

    In addition, we scaled back capital expenditures during the 2001 financial year to EUR2.3 billion from the previously planned EUR2.8 billion. We have also reduced our planned capital expenditures for the 2002 financial year to approximately EUR900 million.

    Our current plans also call for lower total research and development spending in financial year 2002 to better reflect the market weakness. However, it remains our plan to continue to invest in strategic projects. Only through continued investment throughout all market cycles can we hope to capitalize on the opportunities of the next upturn.

Continued Investments in Research & Development

    Research & development (R&D) expenses, including in-process R&D charges, which were primarily for the development of next-generation products in Infineon's target markets such as advanced DRAM technologies, 10- and 40-Gbit-per-second optical networking, 2.5G (GPRS) and 3G (UMTS) mobile communications, and other new technologies, totaled EUR1,189 million in the 2001 financial year. We also invested heavily in the further development of our process technologies for semiconductor manufacturing and expanded our portfolio of universally applicable processor modules.

    Our ability to stay at the forefront of the semiconductor industry depends on the products and services developed by our own R&D departments, as well as work conducted in partnership with other leading semiconductor and technology companies. Such partnerships allow us to share both the costs and the risks of development, while also enabling us to bring new technologies to market faster.

New strategic investments

    At the start of the 2001 financial year, we acquired the business activities of Sican GmbH, one of the biggest independent European design houses for communications ICs, for EUR10 million. The acquisition will enable us to develop and sell system-on-chip solutions for secure wireless and wireline communications. Sican's business complements the activities of our Wireless Communications, Wireline Communications and Security & Chipcard ICs segments.

    In March 2001, we acquired an approximately 20 percent interest in Ramtron International Corporation, located in Colorado Springs, Colorado in exchange for ordinary shares valued at EUR21 million, plus EUR11 million in cash. We also entered into a separate cross-license agreement with Ramtron, which provides us with a license to Ramtron's FRAM-technology, and gives Ramtron access to certain of our technologies relating to the fabrication of FRAM memories.

    In October 2000, we agreed to acquire Ardent Technologies, located in Sunnyvale, USA, for ordinary shares valued at EUR39 million. Ardent extends our expertise in LAN switching technologies. This acquisition positioned us to expand our product portfolio in the area of high-integration Fast Ethernet and Gigabit Ethernet switching devices and to broaden the product offering of our Wireline Communications segment in the market for semiconductors used in local area networks (LAN). However, as a result of our re-evaluation of the Internet-based LAN switching market following a dramatic decline during the second half of 2001, we subsequently terminated a significant number of the Ardent employees and abandoned most of the acquired technologies, resulting in an impairment charge of approximately EUR14 million.

    In July 2001, to strengthen the optical networking capabilities of our Wireline Communications segment, we acquired the network specialist Catamaran Communications Inc., located in San Jose, California, for ordinary shares valued at EUR246 million. Catamaran is an emerging leader in integrated circuits for the next-generation 40 Gbit-per-second segment and the fast growing 10 Gbit-per-second segment of the optical networking market.

Strategic Alliances

    In March 2001, together with United Microelectronics Corporation (UMC) and another investor, we established the UMCi joint venture to construct and operate a 300-millimeter wafer fabrication foundry facility in Singapore. In April 2001, we invested approximately $59 million and will be required to make additional investments of our technology and cash contributions totaling $481 million over the next two years, in exchange for a 30 percent interest in the UMCi joint venture. The UMCi joint venture will provide foundry services and we have agreed to purchase a specified production volume.

    In May 2001, we formed the Ingentix venture together with Saifun Semiconductors Ltd., Israel. Ingentix, which is located in Israel and Germany, will develop, manufacture and market flash memory products based on Saifun's patented Nitrided Read Only Memory (NROM) technology. Ingentix initially will focus on developing MultiMediaCard storage products. We received a 51 percent interest in Ingentix in exchange for a cash contribution of $17 million.

Divestitures

    In order to focus on strengthening our core business activities, we continue to evaluate our portfolio of businesses and as a result have sold non-core businesses and investments for cash in the aggregate of EUR911 million in financial year 2001.

    In October 2000, we sold our image & video consumer electronics business for EUR250 million in cash to Micronas Semiconductor Holding AG, Zurich, resulting in a pre-tax gain of EUR202 million.

    In July 2001, we agreed to sell our infrared components business for approximately $120 million in cash to Vishay Intertechnology Inc., in a two-step transaction. The initial sale of a portion of the business was completed in August 2001, resulting in a pretax gain of EUR26 million. The remaining interests and cash of $42 million are expected to be exchanged in 2002.

    In August 2001, we sold our 49 percent interest in the Osram Opto Semiconductors joint venture for EUR565 million in cash to our joint venture partner, OSRAM GmbH, Munich, a Siemens subsidiary. In accordance with US GAAP, as a transaction between entities under common control, the excess of the sales price over the carrying basis of our investment, net of taxes, of EUR392 million is reflected as an equity transaction, and does not affect our consolidated statement of operations.

Continued Optimization of our Manufacturing Capacity and Procurement

    Due to the cyclical nature of the semiconductor market there is a constant challenge to match operating capacity to market demands. During the 2000 financial year, most of our production facilities were operating at full capacity. In contrast, the increasingly weak market conditions experienced during the 2001 financial year have resulted in most non-memory production facilities, including our ALTIS joint venture, operating at less than full capacity. Without significant increases in demand, these facilities will continue to operate at lower utilization resulting in higher unit production costs.

    Due to our belief in the positive long-term growth prospects of the memory business, we are continuing our plans for production using 300-millimeter technology and we expect to complete the expansion of our new Dresden production facility in the first half of calendar year 2002 and to ramp up production immediately thereafter. It will be one of the first production facilities of its kind worldwide to manufacture semiconductors on production scale using 300-millimeter technology. This technology will be used for DRAM production for the time being and should eventually enable us to significantly reduce our per-unit production costs. However, due to current conditions, we have delayed equipping our Richmond manufacturing facility with 300-millimeter technology, and do not expect to do so until financial year 2003.

    We use leading-edge technologies and advanced materials in our products to ensure their performance, quality and reliability. The competitive demand for increasingly smaller chip structures, coupled with the need to constantly improve our production yields, means that we must quickly adopt the latest advances in process technology. Our worldwide purchasing team procures materials and processes from a network of key suppliers. The purchasing team promotes the development of technologies and materials, coordinates demand and availability and optimizes costs. Most of our suppliers operate globally, and we monitor their performance on a regular basis. To improve our own efficiency, we are continuously improving our use of electronic tools for business-to-business transactions.

Secondary Public Offering

    In July 2001, in a difficult capital market environment, we completed a secondary public offering of 60 million newly issued shares, in the form of ordinary shares on the Frankfurt Stock Exchange and American Depositary Shares (ADSs) on the New York Stock Exchange. With an offering price of EUR25.00 per share, the net proceeds to us were approximately EUR1.48 billion.

Results of Operations

    The table below sets forth information about our net sales by segment and geographical region, as well as our earnings (loss) before interest, minority interests and taxes by segment:

Results of Operations by Segment and Region

	Financial year ended September 30,(1)
	1999		2000		2001
	(in millions, except percentages)
Net sales by segment:
Wireless Communications	EUR865	20%	EUR1,221	17%	EUR997	18%
Wireline Communications	499	12	665	9	768	14
Automotive & Industrial	665	16	880	12	1,099	19
Memory Products	1,406	33	3,473	48	1,588	28
Security & Chip Card ICs(2)	276	6	375	5	588	10
Other(3)	447	11	579	8	575	10
Corporate and Reconciliation	79	2	90	1	56	1

Total	EUR4,237	100%	EUR7,283	100%	EUR5,671	100%

Net sales by geographic region:
Germany	EUR1,241	29%	EUR1,612	22%	EUR1,745	31%
Other Europe	1,203	28	1,647	23	1,260	22
United States	827	20	1,814	25	1,262	22
Asia/Pacific	899	21	2,100	29	1,309	23
Other	67	2	110	1	95	2

Total	EUR4,237	100%	EUR7,283	100%	EUR5,671	100%

EBIT(4)
Wireless Communications	EUR182		EUR261		EUR(178)
Wireline Communications	22		47		(95)
Automotive & Industrial	23		69		145
Memory Products	(238)		1,337		(931)
Security & Chip Card ICs(2)	24		49		27
Other(3)	34		27		188
Corporate and Reconciliation(5)	(60)		(120)		(180)

Total	EUR(13)		EUR1,670		EUR(1,024)

(1)
Columns may not add due to rounding.

(2)
Prior to the 2001 financial year, the Security & Chip Card ICs segment did not meet the requirements of a reportable segment and was reported as part of the Other operating segment. For the 2001 financial year, the Security & Chip Card ICs segment is identified as a reportable segment and, due to its continuing significance, is reported separately, with prior period segment information restated for comparative purposes.

(3)
Effective October 1, 2000, our Other operating segment includes the results of certain activities previously reported under Corporate and Reconciliation, the image & video and infrared components businesses (previously reported under Wireline Communications) as well as the gains on their disposals. The segment results for the 1999 and 2000 financial years have been reclassified to be consistent with the reporting structure and presentation of the 2001 financial year, and to facilitate analysis of our current and future operating segment information. The Other operating segment also includes our opto components business that was conducted through a joint venture with OSRAM, a Siemens subsidiary. We sold our interest in the joint venture to OSRAM in August 2001.

(4)
We define EBIT (earnings before interest and tax) as earnings before interest, taxes and minority interest. EBIT differs from our Income (loss) before income taxes, and you should not consider it to be the same. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to ours.

(5)
In the 2001 financial year, we revised our method of reporting excess capacity costs for segment reporting purposes. Previously, all excess capacity costs, if any, were allocated to the segments based on the variance between originally forecast purchases and actual purchases. We have revised the method to allocate excess capacity costs to a foundry model, whereby such allocations are reduced based upon the lead time of order cancellations. Any unabsorbed excess capacity costs will be included in corporate and reconciliation. This change did not affect prior periods. We believe that this method better reflects the responsibilities of the segment management and is consistent with the practices of independent foundries and more appropriately reflects the segment operating results. Certain items are included in corporate and reconciliation and are not allocated to the segments. These include corporate headquarters' cost, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, legal costs associated with intellectual property are recognized by the segments when paid, which can differ from the period originally recognized by corporate and reconciliation. For the year ended September 30, 2001, corporate and reconciliation includes unallocated excess capacity costs of EUR27 million, restructuring charges of EUR117 million and corporate information technology development costs and charges of EUR71 million.

Results of Operations in %

    The follow table presents the various items of our consolidated statements of operations expressed as percentages of net sales:

	Financial year ended September 30,(1)
	1997	1998	1999	2000	2001
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	(76.9)	(85.9)	(71.0)	(56.4)	(86.5)

Gross profit	23.1	14.1	28.9	43.6	13.5
Research and development expenses	(15.8)	(20.1)	(17.4)	(14.1)	(21.0)
Selling, general and administrative expenses	(12.7)	(15.2)	(13.0)	(9.2)	(13.9)
Restructuring charges	—	(25.7)	—	—	(2.1)
Other operating income (expense), net	(0.7)	(0.3)	0.0	0.0	3.5

Operating income (loss)	(6.2)	(47.1)	(1.5)	20.3	(19.8)
Interest income (expense), net, inclusive of subsidies	1.6	(1.1)	1.0	1.0	0.0
Equity in earnings (losses) of associated companies	(2.0)	(4.8)	0.8	1.4	0.4
Gain on associated company share issuance	—	—	—	0.7	0.2
Other income, net	0.0	0.1	0.4	0.5	1.1
Minority interests	0.0	0.0	0.0	0.0	0.1

Income (loss) before income taxes	(6.6)	(53.0)	0.7	23.9	(18.0)
Income tax benefit (expense)	3.3	28.6	0.7	(8.4)	7.6

Net income (loss)	(3.3)%	(24.4)%	1.4%	15.5%	(10.4)%

(1)
Columns may not add due to rounding.

2001 Financial Year Compared with 2000 Financial Year

    Net Sales.  Net sales decreased by 22% to EUR5,671 million for the 2001 financial year from EUR 7,283 million for the 2000 financial year. The decrease in net sales was primarily due to significantly lower net sales in our Memory Products division. Memory Products represented 28% of total net sales for the 2001 financial year, a decline from 48% in the prior year mainly due to the dramatic price erosion of memory ICs. With the exception of the Automotive & Industrial segment, all business segments experienced significant declines in revenues and earnings during the second half of financial year 2001 due to price erosion and order cancellations. On a constant currency basis, net sales in the 2001 financial year would have been approximately EUR5,490 million.

    The net sales of our different segments during the 2001 financial year compared with the prior year were as follows:

  •
  Net sales in the Wireless Communications segment decreased 18% compared to financial year 2000. All major product areas, including baseband- and high-frequency ICs as well as discrete high-frequency ICs, were impacted. Our Wireless Communications segment was impacted by weakness in the mobile handset market, which was primarily attributable to the high level of inventories at key customers, order cancellations and decreasing prices. A delay in the market ramp-up for new transmission standards like GPRS and Bluetooth also had a negative impact on our Wireless Communications segment. The weakness in customer order levels continued in the fourth quarter, but did not deteriorate beyond the level seen in the third quarter.

  •
  Net sales of the Wireline Communications segment grew by 16%. This growth reflects higher sales for traditional telecom products (ISDN and analog technology) and fiber-optic products as well as the ramp-up of high-speed access products (VDSL/10BaseS). In emerging markets like China, Brazil and India, volumes for traditional voice-application products increased significantly. While overall sales of the Wireline Communications segment increased compared to the prior year, the segment experienced declining net sales during both the third and fourth quarters due to order cancellations and price pressures.

  •
  Net sales of the Automotive & Industrial segment grew by 25% even in a difficult automotive market. This growth was mainly due to higher demand for electronic solutions for the automotive industry, such as automotive power and smart power, especially in Germany. Strong demand for industrial- and high-power semiconductors also contributed to this increase. The rate of growth in the net sales of the Automotive & Industrial segment was affected by general economic conditions in the second half of financial year 2001, in particular the fourth quarter, which experienced only single-digit growth over the comparable period of the prior year.

  •
  Net sales of the Memory Products segment declined by 54%, while the overall megabit volume increased substantially during financial year 2001. We completed the conversion of all of our remaining 64-Mbit DRAM production lines to the production of 128-Mbit DRAM and we ramped up commercial production of 256-Mbit DRAM chips. The decrease in net sales was due principally to significantly lower DRAM prices, reflecting adverse market conditions compared with the prior year. The price of memory ICs declined steadily throughout the year to levels that at financial year end were in some cases only 10 percent of the price at the beginning of the financial year. Price declines were experienced in both 128-Mbit and 256-Mbit chips, with the price differential between the chips decreasing substantially throughout the year. Also contributing to the decline in net sales were delays in our development of a new hard disk drive controller IC. These negative impacts were only partially offset by volume increases that were driven by improved manufacturing efficiency, conversion to smaller die sizes for existing products, and a shift in our product mix towards higher-density products.

  •
  Net sales of our Security & Chip Card ICs segment grew by 57%. This increase was mainly driven by higher sales of GSM components compared with the prior period. The Security & Chip Card ICs business was impacted in the second half of the 2001 financial year by order cancellations from mobile handset customers, since a substantial portion of the business is dependent upon the mobile handset sector. As a result, net sales declined substantially in the fourth quarter.

  •
  Net sales of our Other operating segment in the 2001 financial year, reflecting mainly our sales of opto products, were relatively consistent compared to the prior year. Our sales of opto products are expected to continue under the same terms and conditions that existed prior to the divestiture of our interest in the opto joint venture with OSRAM.

    On a regional basis, sales in Europe represented 53% of total sales in the 2001 financial year, compared to 45% in the prior year, reflecting mainly increased sales of non-memory products in Germany. We recorded 47% of our sales in financial year 2001 outside Europe, compared to 55% in the prior year, which was mainly due to lower sales of memory products in the United States and Asia / Pacific regions.

    Only one customer, the Siemens group, accounted for more than 5% of our net sales in each of the financial years 2001 and 2000. Sales to the Siemens group comprise both direct sales to the Siemens group, which accounted for 14% and 10% of net sales in the two years, respectively, and sales made for resale to third parties, which accounted for 2% and 4% of net sales in the two years, respectively. Sales to the Siemens group are made primarily by our Wireline and Wireless Communications segments.

    Cost of Goods Sold.  Cost of goods sold increased by 19% to EUR4,904 million for the 2001 financial year from EUR4,110 million for the 2000 financial year. As a percentage of net sales, cost of goods sold increased from 56% in financial year 2000 to 86% in financial year 2001. The increase in cost of goods sold relative to sales in financial year 2001 is primarily due to decreased DRAM selling prices coupled with a substantially higher level of megabit volume, as well as write-downs of inventory of approximately EUR358 million and the cost of operating facilities with excess capacity.

    The increase in the cost of goods sold as a percentage of net sales also reflects:

  •
  a substantial relative increase in the cost of goods sold of the Wireless Communications segment primarily due to the costs of operating facilities with excess capacity, sales price erosion due to market conditions and the write-down of inventory.

  •
  a relative increase of cost of goods sold for the Wireline Communications segment due to substantial declines in volumes in the second half of the 2001 financial year, the costs of operating facilities with excess capacity, inventory write-downs and lower sales of high-margin products compared to the prior period. These negative effects could not be fully offset by increased sales volumes during the first half of the year.

  •
  relatively constant cost of goods sold in the Automotive & Industrial segment. The costs for transitioning our production processes to 8-inch wafers have been partially offset by the reduction of die-sizes and focus on high-margin products as well as significantly higher sales volumes.

  •
  a substantial relative increase in the cost in goods sold of the Memory Products segment. Positive effects of higher sales volumes compared to the previous year and the full conversion of production to 0.17 micron technology have been more than offset by the deterioration of prices for memory products as well as the costs of inventory write-downs.

  •
  a relative increase in cost of goods sold in our Security & Chip Card ICs segment due to the write-down of inventory, costs for excess capacity and increased price pressure for chipcard ICs towards the end of the financial year, which were partially offset by the effects of increased sales volumes.

    We report as cost of goods sold the cost of inventory purchased from our ProMOS joint venture fabrication facility and from ALTIS Semiconductor, our joint venture with IBM. Our purchases from these facilities and associated and related companies amounted to EUR1,040 million in the 2001 financial year and EUR1,183 million in the 2000 financial year.

    Depreciation and amortization expense was EUR1,122 million in the 2001 financial year and EUR834 million in the 2000 financial year. This increase reflects our continued investment in state-of-the-art manufacturing facilities and equipment in the latter part of the 2000 financial year and during the 2001 financial year.

    Research and Development Expenses.  Research and development expenses comprise primarily the expenses of R&D related personnel, licenses, equipment, and software, as well as masks and R&D related semiconductor-specific basic material used in development. R&D expenses increased by 16%, to EUR1,189 million, in the 2001 financial year from EUR1,025 million in the 2000 financial year. Research and development also includes EUR69 million of in-process R&D acquired in connection with businesses purchased during the 2001 financial year.

    The majority of R&D expenses were incurred in connection with product development projects for our key markets. Additional amounts were spent for the development of CPUs for our products and development-libraries for basic circuits. As a percentage of net sales, R&D expenses increased from 14% in the 2000 financial year to 21% in the 2001 financial year, which reflects the combined effect of the following:

  •
  a relative increase in the R&D expenses of the Wireless Communications segment as a percentage of its net sales, as we increased R&D spending at lower levels of sales, focusing on areas such as Bluetooth, GPRS and UMTS mobile phone chipsets, as well as system and software design.

  •
  a relative increase in the R&D expenses of the Wireline Communications segment due to increased spending in VDSL/10BaseS access technologies and other high-speed Internet access technologies, compared with the prior year. R&D expenses in the 2001 financial year include charges of EUR69 million for purchased in-process R&D in connection with the acquisitions of Ardent and Catamaran.

  •
  a decline in R&D expenses of the Automotive & Industrial segment relative to the segment's net sales mainly due to increased sales levels. Technology development efforts in this segment are focused on advanced 32-bit architecture applications such as TriCore and power ICs for automotive and power management applications.

  •
  a relative increase in R&D expenses of the Memory Products segment as a result of lower net sales and the strong development efforts in areas such as RLDRAM for the network and server markets as well as for Mobile-RAM for high-performance applications.

  •
  a relative decrease in R&D expenses in our Security & Chipcard ICs segment as a percentage of net sales, attributable to the increase in sales compared to the prior year. The main efforts for R&D were in the area of the 32-bit controller family.

    We recognized government subsidies for our R&D activities as reductions in R&D expenses in the amount of EUR71 million in the 2001 financial year and EUR41 million in the prior year.

    Selling, General and Administrative (SG&A) Expenses.  SG&A expenses comprise both selling expenses and general administrative expenses. Aggregate SG&A expenses increased by 17% to EUR786 million during the 2001 financial year compared to EUR670 million in the prior year. As a percentage of net sales, SG&A expenses increased from 9% in the 2000 financial year to 14% in the 2001 financial year, which mainly reflects the effect of the decline in revenue.

    Selling expenses amounted to EUR451 million in the 2001 financial year and EUR387 million in the 2000 financial year, an increase to 8% from 5% of net sales, as our sales infrastructure was expanded, particularly outside Europe, to support anticipated higher levels of future growth. In addition, higher sales activities in areas like high-speed Internet access contributed to the relative increase.

    During the 2001 financial year we renegotiated compensation arrangements with substantially all of the Siemens group sales organizations. As a result, we now include in selling expenses the sales commissions paid to Siemens group sales organizations where they assist in making sales directly to third-party end customers. Previously we had granted them a discount in the price charged for the products. Additionally, we purchased certain sales organizations from Siemens which now represent us in these respective markets. Higher expenses for marketing, branding campaigns and sponsoring were incurred on a corporate level.

    The balance of SG&A expenses in each year comprises overhead, personnel and advisors' fees and other administrative expenses. General and administrative expenses increased in the 2001 financial year from 4% to 6% of net sales, reflecting a decrease in sales, higher personnel and administrative costs related to various projects as well as the setup of infrastructure for new businesses in the group.

    Restructuring.  In the quarter ended September 30, 2001, in response to continued weakness in the technology sector worldwide, we approved plans to restructure our organization and reduce costs under a comprehensive program called "Impact". We are implementing changes to streamline our procurement and logistics processes, as well as reduce information technology, research and development, overhead and manufacturing costs. These changes are intended to improve operational efficiencies and improve the entire management of the product procurement and order fulfillment cycles. We plan to eliminate approximately 5,000 jobs from the total number of people we employed worldwide as of June 30, 2001. As of September 30, 2001, we had signed termination agreements for approximately 2,000 positions.

    In connection with the Impact project we have recorded restructuring charges of EUR117 million in the fourth quarter of the 2001 financial year. These charges include EUR57 million relating to involuntary employee terminations, EUR43 million relating to the termination of a worldwide information technology project (including previously capitalized expenditures of EUR27 million), and EUR16 million of other exit costs (principally lease termination and write offs). We expect to complete the remaining headcount reductions and other exit activities associated with the restructuring by September 30, 2002.

    Additionally, we recognized impairment charges of EUR14 million in the fourth quarter of the 2001 financial year associated with the acquisition of Ardent. Subsequent to our acquisition of Ardent, the market for Internet-based LAN switching products declined significantly and as a result we terminated a significant number of the Ardent employees, abandoned certain technology acquired and reduced the planned future R&D expenditures for the Ardent business as a whole. As a result of reductions in projected future cash flows, we had independent valuations performed and wrote the remaining intangible assets down to their estimated fair value.

    Other Operating Income, Net.  Other operating income, net, amounted to EUR199 million in the 2001 financial year, which reflects the one-time gains from the sales of our image & video and infrared components businesses of EUR202 million and EUR26 million, respectively, reduced primarily by goodwill amortization of EUR23 million.

    Earnings Before Interest and Taxes (EBIT).  As a result of the above-mentioned factors, we recorded a loss before interest and tax of EUR1,024 million in the 2001 financial year, compared to earnings before interest and tax of EUR1,670 million in the 2000 financial year.

    We recorded foreign currency transaction gains of EUR34 million in the 2001 financial year compared with gains of EUR184 million in the prior year. A large portion of our manufacturing, selling, general and administrative, and research and development expenses are incurred in currencies other than the euro, primarily the U.S. dollar and Japanese Yen. Fluctuations in the exchange rates of these currencies to the euro affect our costs and profitability.

    Equity in Earnings of Associated Companies.  Our equity in the earnings of associated companies is reflected primarily in the results of our Memory Products segment. Equity in the earnings of associated companies decreased to EUR25 million in the 2001 financial year from EUR101 million in the 2000 financial year. Our share of earnings of our ProMOS joint venture decreased to EUR17 million in the 2001 financial year from EUR81 million in the 2000 financial year, principally as a result of the weakened DRAM market conditions.

    Interest Expense, Net.  We recorded interest expense of EUR1 million in the 2001 financial year compared to interest income of EUR75 million in the 2000 financial year. Interest expense is reduced by governmental interest subsidies relating to our manufacturing facilities of EUR0.4 million in the 2001 financial year and EUR62 million in the 2000 financial year. Interest expense increased due to higher average levels of short-term debt, while interest income decreased due to substantially lower balances of marketable securities compared with the prior year.

    Income Taxes.  We recorded an income tax benefit of EUR429 million in the 2001 financial year, compared with income tax expense of EUR612 million in the 2000 financial year, representing effective income tax rates of 42% and 35%, respectively. The effective tax rate in the 2001 financial year mainly reflects tax-deductible losses in jurisdictions with higher tax rates and the impact of certain asset sales that were not subject to trade tax. The effective tax rate in 2000 is attributable to higher levels of taxable income in jurisdictions with lower tax rates. Additionally, in October 2000, the German government enacted new tax legislation which, among other changes, will reduce our company's statutory tax rate in Germany from 40% on retained earnings and 30% on distributed earnings to a uniform 25%, effective for our financial year ending September 30, 2002. The impact of the various revisions in the new tax legislation, a benefit of EUR28 million, primarily reflecting the effect of the tax rate reduction on our deferred tax balances, has been accounted for during the 2001 financial year, the year of the enactment of the legislation.

2000 Financial Year Compared with 1999 Financial Year

    Net Sales.  Net sales increased by 72% from EUR4,237 million in the 1999 financial year to EUR7,283 million in the 2000 financial year. These figures reflect higher levels of sales for all of our segments, particularly Memory Products, which represented almost 48% of total net sales. On a constant currency basis, net sales in the 2000 financial year would have been approximately EUR6,761 million.

    The net sales of our different segments during the 2000 financial year reflect the following developments:

  •
  Net sales of the Wireless Communications segment increased by 41%. This growth reflects increased volumes of high frequency ICs and strong sales of our Hi-Gold and E-Gold system-on-chip solutions for baseband applications.

  •
  Net sales of the Wireline Communications segment grew by 33%. This growth resulted from strong sales of data communications, fiber-optic and ISDN chips. Prices also declined at a slower rate relative to prior periods.

  •
  Net sales of the Automotive & Industrial segment grew 32%. This growth was due mainly to strongly increased volumes of discrete semiconductors, microcontrollers and, particularly, power ICs, as well as a relatively stable pricing environment compared with past periods. Volume increases resulted mainly from an expanding market combined with a high level of acceptance of our products. We were able to achieve price increases for some of our industrial products, particularly in Asia. The segment's production facilities operated at full capacity for much of the period.

  •
  Net sales of the Memory Products segment more than doubled as a result of both strong increases in demand and a favorable price environment for 64-Mbit DRAM ICs. Volume increases were driven by improved manufacturing efficiency, conversion to smaller die sizes for existing products and a shift in our product mix towards higher density products. Revenue growth was particularly strong in the United States and Asia. The business group's net sales were also positively affected by the weakness of the euro against the dollar, as DRAM ICs are generally priced in dollars. Continued strong development of the disk drive controller business also contributed to higher net sales.

    In March 2000, we entered into new technology transfer agreements with ProMOS and restructured our existing agreements with MVI, the majority shareholder of ProMOS, in conjunction with which some EUR138 million of license fees that we had previously received but deferred were recognized as revenue. This recognition positively affected the net sales figure of the Memory Products segment in the 2000 financial year. Additionally, the Memory Products segment recognized revenue in the amount of EUR18 million in the 2000 financial year from the licensing of technology to our strategic partners.

  •
  Net sales of our Security & Chip Card ICs segment grew 36%. This increase was driven by strong demand for security controllers used in advanced banking applications and in GSM projects.

    Strong demand outstripped production capacity in all our segments. Many of our business units, like their competitors, were unable to meet all commitments to customers and deliver products on time. We estimate that we lost substantial amounts of potential business in the 2000 financial year as a result of demand sharply exceeding production capacity. In some cases, capacity constraints also led to difficult relationships with customers.

    In the 2000 financial year, only one customer, the Siemens group, accounted for more than 5% of our net sales. Direct sales to the Siemens group accounted for 10% of net sales, and sales made to

Siemens group sales organizations for resale to third parties accounted for 4% of net sales. In the 1999 financial year, two customers, the Siemens group and the Bosch group, accounted for more than 5% of our net sales.

    Sales to Siemens group sales organizations for resale to third parties totaled EUR326 million in the 2000 financial year and EUR367 million in the 1999 financial year. The weighted average of the discounts received by the Siemens group with respect to these sales in the 1999 and 2000 financial years ranged from 7% to 9%. These amounts are reflected as reductions in our net sales figures and not as selling expenses. The decline in the amount of commissions paid to the Siemens group under these arrangements reflects the establishment of our own independent sales organizations in important geographic markets. In the 1999 financial year, we established independent sales organizations in Germany and the United States. In the 2000 financial year, we restructured our sales organizations in Austria, Belgium, Brazil, France, Italy, Luxembourg, The Netherlands and the United Kingdom.

    Cost of Goods Sold.  Cost of goods sold increased by 36% from EUR3,011 million in the 1999 financial year to EUR4,110 million in the 2000 financial year. As a percentage of net sales, however, cost of goods sold decreased substantially, from 71% to 56%, over the same period. The decline in cost of goods sold relative to sales is primarily due to improved manufacturing efficiency and shifts in our product mix, particularly in the Memory Products segment.

    Cost of goods sold also reflects:

  •
  a relative increase in the cost of goods sold of the Wireless Communications segment resulting from a change in technology from bipolar to BiCMOS, the costs of transferring of some production from Munich to other facilities, as well as from outsourcing costs due to higher foundry usage for baseband products. Ramp-up costs for production of baseband ICs at Essonnes also contributed to the relative increase. These effects more than offset the positive effects of increased volumes and conversions to smaller die sizes.

  •
  relatively constant cost of goods sold of the Wireline Communications segment, reflecting a change in product mix toward new technology products that have higher component costs, and to increased outsourcing costs as we sought to meet demand for some of our products by using foundries. These effects were partially offset by an improved cost position and changes in the product portfolio of our fiber-optics business.

  •
  a substantial relative improvement in cost of goods sold of the Automotive & Industrial segment relative to its net sales, as volume increases enabled us to utilize our production facilities at full capacity. This offset additional costs incurred during the period in connection with the introduction of new products.

  •
  a substantial relative improvement in the cost of goods sold of the Memory Products segment as a result of higher selling prices and lower costs per chip due to productivity improvements and shrinking of die sizes. These factors more than offset the effects of increased prices for silicon wafers, reflecting tight supply conditions throughout the industry.

  •
  a relative increase in cost of goods sold in our Security & Chip Card ICs segment due to increased outsourcing costs, as we sought to meet demand for some of our products by using foundries, and to the ramp-up of new products.

    We report as cost of goods sold the cost of inventory purchased from our ProMOS joint venture fabrication facility. Until September 30, 1999, we reported as cost of goods sold the cost of inventory purchased from White Oak Semiconductor, a joint venture that we had with Motorola in Richmond, Virginia. From September 30, 1999 we consolidated the operations in Richmond into our own financial statements by virtue of our attainment of management control. We also report as cost of goods sold purchases from ALTIS Semiconductor, our joint venture with IBM, for periods subsequent to its formation, as well as purchases from the Essonnes facility that now belongs to ALTIS for periods prior to such formation. Our purchases from these facilities and associated and related companies amounted to EUR1,183 million in the 2000 financial year and EUR842 million in the 1999 financial year.

    We recorded foreign currency transaction gains of EUR184 million in the 2000 financial year and EUR42 million in the 1999 financial year. These gains were primarily attributable to the strength of the dollar and the yen.

    Depreciation and amortization expense was EUR834 million in the 2000 financial year and EUR573 million in the 1999 financial year.

    Research and Development (R&D) Expenses.  R&D expenses increased by 39%, from EUR739 million in the 1999 financial year to EUR1,025 million in the 2000 financial year. The majority of R&D expenditures were on product development projects, with significant efforts on strengthening our logic business by, among other things, further improvements to our portfolio of microcontroller cores, DSP cores and mixed signal modules, the development of next-generation process technologies for logic ICs and the optimization of the development environment for our IC designers. As a percentage of net sales, however, R&D expenses fell from 17% in the 1999 financial year to 14% in the 2000 financial year, which is a function primarily of the growth in net sales in the 2000 financial year and of substantial declines in the relative R&D expenditures of the Memory Products and, to a lesser extent, Automotive & Industrial segments.

    Our R&D expenses reflect:

  •
  flat R&D expenses of the Wireless Communications segment as a percentage of its net sales, as we maintained our comparatively high ratio of R&D spending in this area and increased the number of our design centers.

  •
  relatively flat R&D expenses of the Wireline Communications segment, as net sales growth exceeded the growth in the segment's R&D costs.

  •
  a small decline in R&D expenses of the Automotive & Industrial segment relative to the segment's net sales.

  •
  a relative decline in R&D expenses of the Memory Products segment as a result of higher net sales and improved cost-effectiveness. Early in the 1999 financial year, we made a lump-sum payment in settlement of subsidies upon completion of a project, which increased the R&D costs in that period.

  •
  a relative decline in R&D expenses of our Security & Chip Card ICs segment as a percentage of net sales.

    We recognized government subsidies for our R&D activities in the amount of EUR41 million in the 2000 financial year and EUR33 million in the 1999 financial year. These amounts appear as reductions in R&D expenses in the relevant year.

    Selling, General and Administrative (SG&A) Expenses.  Aggregate SG&A expenses increased by 22% from EUR551 million in the 1999 financial year to EUR670 million in the 2000 financial year. As a percentage of net sales, SG&A expenses decreased from 13% in the 1999 financial year to 9% in the 2000 financial year.

    Selling expenses amounted to EUR314 million in the 1999 financial year and EUR387 million in the 2000 financial year, a decrease from 7% to 5% of net sales, as our net sales increased more at a faster rate than our selling expenses.

    The balance of SG&A expenses in each year comprises overhead, personnel and advisors' fees and other administrative expenses. General and administrative expenses increased in the 2000 financial year but decreased as a percentage of net sales.

    SG&A expenses reflect:

  •
  a relative decline in the SG&A expenses of the Wireless Communications segment that was the result of the high level of net sales and the results of past restructuring measures.

  •
  a relative decline in the SG&A expenses of the Wireline Communications segment that was the result of higher levels of net sales due to our expansion into new strategic markets in the United States and the Asia/Pacific region.

  •
  flat SG&A expenses of the Automotive & Industrial segment relative to its net sales. This development mainly reflects the volume-driven increase in net sales that we were able to achieve through our existing sales network.

  •
  a modest decline in the already low level of SG&A expenses for the Memory Products segment despite higher accruals for incentive programs, performance-based compensation plans and pensions.

  •
  a relative decline in the SG&A expenses of our Security & Chip Card ICs segment as a result of increased net sales.

    Interest Income, Net.  Interest income, net, increased by 72%, from EUR43 million in the 1999 financial year to EUR75 million in the 2000 financial year. This increase was primarily attributable to interest subsidies recognized and to higher levels of cash balances and securities as a result of our short-term investment of cashflows pending their use in our business.

    Both the 2000 and 1999 figures include amounts of governmental subsidies for the payments of interest relating to our manufacturing facility in Dresden. These subsidies totaled EUR42 million in the 1999 financial year and EUR62 million in the 2000 financial year.

    Equity in Earnings (Losses) of Associated Companies.  Our equity in the earnings of associated companies is predominantly reflected in the results of our Memory Products segment. Equity in the earnings of associated companies increased substantially from EUR34 million in the 1999 financial year to EUR 101 million in the 2000 financial year. This growth primarily reflects significant improvements in earnings of our ProMOS joint venture, which increased from EUR33 million in the 1999 financial year to EUR81 million in the 2000 financial year. This increase was due to the strong pricing environment for DRAM, significant volume increases and improved production efficiency.

    We accounted for our investment in the White Oak facility in Richmond under the equity method until September 30, 1999. In the 2000 financial year, the Richmond facility was fully consolidated as a wholly owned subsidiary for the entire period. During the 1999 financial year, the results of White Oak adversely affected this line item of our statement of operations.

    Gain on Associated Company Share Issuance.  During the 2000 financial year, ProMOS issued shares to employees with a fair market value per share exceeding our investment value per share, resulting in a reported net increase of EUR53 million.

    Other Income, Net.  Other income, net, amounted to EUR36 million in the 2000 financial year, compared with EUR18 million in the 1999 financial year. The 2000 figure primarily reflects higher levels of foreign currency transaction gains not directly related to our operations.

    Income Tax.  We recorded income tax expense of EUR612 million in the 2000 financial year, compared with income tax benefit of EUR30 million in the 1999 financial year. This development reflects our higher levels of pre-tax income partially offset by the utilization of tax loss carryforwards. The difference between the effective tax rate and the 52% statutory tax rate in both periods reflects a combination of foreign tax rate differentials, income not subject to tax and reductions in valuation allowances.

    The income tax benefits reflected in our statement of operations for the 1999 financial year include tax benefits relating to periods prior to our legal formation. We have used these benefits to prepare our statement of operations to provide a fairer picture of what our results of operation would have been had we been a separate legal entity for such periods. These tax benefits in fact belong mainly to and were utilized by Siemens, the relevant legal entity for all periods prior to April 1, 1999.

Financial Position

Cash Flow

	Financial year ended September 30,
	1999	2000	2001
	(in millions)
Net cash provided by operating activities	EUR469	EUR2,080	EUR211
Net cash used in investing activities	(918)	(2,327)	(1,813)
Net cash provided by financing activities	465	719	1,846
Cash and cash equivalents at period end	30	511	757

    Cash provided by operating activities decreased to EUR211 million from EUR2,080 million in financial year 2000 mainly reflecting the net loss in the 2001 financial year. Significant non-cash items impacting operating activities included an increase in depreciation and amortization totaling EUR1,122 million in the 2001 financial year compared to EUR834 million in the 2000 financial year and an increase in deferred taxes, mainly attributable to capitalized net operating loss carry-forwards. Significant changes in operating items included a EUR671 million reduction in accounts receivable, offset by a reduction in accrued expenses of EUR322 million resulting primarily from our payment of income taxes associated with the 2000 financial year, and an increase in accounts payable primarily associated with the construction of our Dresden facility expansion.

    Investing activities in the 2001 financial year consisted of investments of EUR2,282 million in property and equipment relating primarily to the extension of the Dresden, Villach and Richmond facilities. Additionally we made investments of EUR214 million in associated and related companies. Cash provided by investing activities related to proceeds from our sales of non-core businesses of EUR346 million and sales of marketable securities of EUR474 million.

    Net cash provided by financing activities totaled EUR1,846 million in the 2001 financial year compared to EUR719 million in the 2000 financial year. Net cash provided by financing activities includes EUR1,475 million of net proceeds from our secondary public offering in July 2001, EUR565 million proceeds from the sale of our interest in the opto joint venture to OSRAM GmbH, a subsidiary of Siemens, and an increase in long term debt of EUR128 million. Cash used in financing activities primarily related to our payment of a EUR407 million dividend in April 2001 in respect of our 2000 financial year. Cash and cash equivalents at the end of the year increased to EUR757 million from EUR511 million at the end of the 2000 financial year.

Financial Condition

    As of September 30, 2001, Infineon's total assets amounted to EUR9,743 million, an increase of 10% (in financial year 2000: EUR8,853 million).

    Cash and cash equivalents increased to EUR757 million from EUR511 million at the end of financial year 2000. The increase reflects principally the use of cash in investing activities, offset by the receipt of the proceeds from our secondary offering and from the divestitures of certain non-core businesses. Inventory increased by 5% to EUR882 million mainly due to unanticipated shortfalls in sales volume, partially offset by write-downs of EUR358 million. Third-party and related-party accounts receivable were reduced by 49% to EUR927 million (in financial year 2000: EUR1,825 million), principally as a result of collections and reduced sales. Our non-current assets increased by 37% to EUR6,867 million from EUR 5,018 million at the end of financial year 2000, consisting mainly of fixed assets, long-term investments and deferred income taxes.

    Liabilities decreased by 7% to EUR2,843 million (in financial year 2000: EUR3,046 million). Accounts payable increased by 24% to EUR1,050 million (in financial year 2000: EUR849 million), mainly relating to the construction of our Dresden facility expansion. Furthermore, long- and short-term debt increased by EUR102 million to EUR368 million. Accrued liabilities declined by 41% to EUR426 million (in financial year 2000: EUR719 million), due to the payment of income taxes from financial year 2000.

    Our shareholders' equity increased by 19% to EUR6,900 million (in financial year 2000: EUR5,806 million). This reflects primarily the receipt of the net proceeds of approximately EUR1,475 million from our secondary public offering and the net proceeds of EUR392 million from the sale of our interest in the opto joint venture to OSRAM GmbH, reduced by the payment of a dividend of EUR407 million and a net operating loss of EUR591 million. At September 30, 2001, shareholders' equity as a percentage of total assets was 71% (at September 30, 2000: 66%).

    The net cash position—meaning cash and cash equivalents, plus marketable securities and restricted cash, less total financial debt—was reduced by EUR306 million to EUR568 million (at September 30, 2000: EUR874 million).

Capital Requirements

    We expect to invest approximately EUR900 million in capital expenditures in the 2002 financial year, mainly to improve productivity and upgrade technology at our existing facilities. Due to the lead times between ordering and delivery of equipment, a substantial amount of capital expenditures typically is committed well in advance. Approximately EUR650 million of the expected capital expenditures will be made in the Memory Products front-end and back-end processes, including our Dresden facility. We expect to make approximately EUR150 million of capital expenditures in our non-memory facilities.

    The construction of our Dresden production site for manufacturing semiconductors using 300-millimeter technology, which we started in the 2000 financial year, is expected to involve capital expenditures of approximately EUR1.4 billion in total. Furthermore, we intend to convert our 200-millimeter production facility at Dresden to the production of logic ICs. This will require capital expenditures in excess of EUR500 million through 2004.

    In April 2001, we invested approximately $59 million in the UMCi joint venture and we will be required to make additional investments of our technology and cash contributions totaling $481 million over the next two years, in exchange for a 30 percent interest in the venture.

    In October 2000, we acquired Motorola's interest in the Semiconductor300 joint venture and we have taken on new investors in the joint venture. Under our agreements with the new investors, each of them has the right to sell its interest in the joint venture to us, and we have the right to purchase their interests beginning in 2003. Upon the exercise of these options, the purchase price we would have to pay would be an amount equal to the capital contributed by these investors, plus interest. As of September 30, 2001, this amount would have been approximately EUR196 million.

    As of September 30, 2001, we had approximately EUR119 million of debt scheduled to become due within one year. We believe we will be in a position to fund these payments through existing cash balances, cash flows from operations, borrowings and the renewal of debt in the ordinary course of business.

    Prior to our formation as a separate legal entity, we received most of our non-operating funding from Siemens. Siemens indicated that it would cease making investments, advances and other funding available to us after October 1, 1999, and we have generally been responsible for establishing our own sources of funding since that date. In April 2001, Siemens made an exception to its policy and extended to us a short-term loan in the amount of EUR450 million, which we understand was done in connection with the dividend we paid in April 2001. We repaid this loan in September 2001.

    We have established independent financing arrangements with several financial institutions, in the form of both short and long term credit facilities, which are available for anticipated funding purposes. These facilities (including a revolving credit facility of EUR729 million) aggregate EUR1,733 million, of which EUR1,576 million was available at September 30, 2001, and are comprised of three components: The first component represents short-term facilities, which are subject to firm commitments by financial institutions, for working capital, guaranties and cash pooling purposes; these aggregate EUR937 million, of which EUR842 million was available at September 30, 2001. The second component represents additional short-term facilities, which are not subject to firm commitments by financial institutions, for working capital purposes; these aggregate EUR329 million, of which EUR329 million was available at September 30, 2001. The third component represents long-term facilities, with a maturity date of at least one year, which are subject to firm commitments by financial institutions, for working capital and project finance purposes; these aggregate EUR467 million, of which EUR405 million was available at September 30, 2001.

    In March 2001, we executed a mandate agreement with a financial institution for the arrangement of a EUR450 million syndicated credit facility, relating to the construction of the Dresden 300-millimeter manufacturing facility. We anticipate that the credit facility will be supported by partial guarantees from governmental entities, and subject to specified financial covenants. We have received commitment letters from the guarantors and financial institution, and the closing of the facility is subject to the execution of documentation satisfactory to the financial institution, as well as customary closing procedures.

    We have a EUR729 million syndicated multicurrency revolving credit facility. The amount of the facility is divided into two equal tranches. The first tranche of EUR375 million expires in March 2004. The second tranche of EUR354 million expires in March 2002. Drawings under each tranche may be denominated in euro or dollars and will bear variable market rates of interest based on applicable reference rates plus a margin. This margin may vary based on the extent of the facility's utilization and the level of senior debt to earnings before interest, taxes, depreciation and amortization ("senior debt ratio"). At September 30, 2001 there were no amounts outstanding under this facility.

    The facility includes customary covenants, including covenants regarding the maintenance of a minimum tangible net worth, a senior debt ratio and an interest coverage ratio. We were granted a waiver on the violation of certain financial covenants through December 31, 2001. We and the syndicate of financial institutions are currently negotiating amendments to the financial covenants as well as an extension of the EUR354 million component of the facility which expires in March 2002. There can be no assurance that these negotiations will be satisfactorily concluded. Accordingly, the revolving credit facility may not be available to us subsequent to December 31, 2001 unless these negotiations are satisfactorily concluded and the financial covenants are amended.

    We plan to fund our working capital and capital requirements in part from cash provided by operations, available funds, bank loans, government subsidies and, depending on market conditions, the issuance of debt or additional equity securities. We have also applied for governmental subsidies in connection with certain capital expenditure projects, but can provide no assurance that such subsidies will be granted in a timely fashion or at all. We cannot assure you that we will be able to obtain additional financing for our research and development, working capital or investment requirements or that any such financing, if available, will be on terms favorable to us.

    Further to our formation as a separate legal entity, we have agreed to indemnify Siemens against any losses it may suffer under a small number of guaranty and financing arrangements that relate to our business but that could not be transferred to us for legal, technical or practical reasons. These arrangements, as of September 30, 2001, represent an aggregate amount of EUR313 million, principally relating to contingent liabilities for government grants previously received.

    Siemens AG has guaranteed the indebtedness of ProMOS Technologies in the amount of $145 million. Infineon provided Siemens with a backup guaranty. ProMOS is currently taking measures, including the preparation of debt and equity offerings, which are intended to provide funding for its capital expenditures and debt refinancing. The completion of these measures could result in the recognition as income of amounts previously deferred, subject to such guaranty. We cannot, however, make any assurances regarding the outcome of these measures.

    On September 7, 2001, our ALTIS joint venture executed a bridge loan facility with a financial institution in the amount of EUR450 million, with a maturity date of December 28, 2001, of which EUR370 million was outstanding at September 30, 2001. ALTIS is in negotiations with a syndicate of financial institutions to refinance the bridge facility prior to its maturity date. Pursuant to this facility, IBM and Infineon, the shareholders of ALTIS, have guaranteed the repayment, in equal share, of any amounts outstanding under the bridge facility if a refinancing is not completed by December 28, 2001. At September 30, 2001, Infineon's share of this guaranty was EUR185 million. There can be no assurances that the negotiations to refinance the bridge facility will be successful.

Subsequent Events

    On November 28, 2001, the European Commission announced an inquiry into whether proposed subsidies (aggregating EUR219 million) applied for, but not yet received, by Infineon with the Federal Republic of Germany and another governmental entity relating to the expansion of the Dresden manufacturing facility are in accordance with European Union directives. We recognize such subsidies only when received. We believe that our application for such subsidies is appropriate and that the ultimate resolution of the inquiry will not have a material adverse effect on our financial position or results of operations.

    Through November 29, 2001, we received commitment letters and agreed on documentation for a EUR450 million syndicated credit facility relating to the expansion of the Dresden manufacturing facility. The credit facility is supported by a partial guarantee of the Federal Republic of Germany and another governmental entity. We do not believe that this guarantee will be impacted by the European Commission inquiry described above. The proceeds of the credit facility are to be utilized to fund advances previously made by Infineon to construct a new 300-millimeter manufacturing facility at Dresden. The credit facility contains specified financial covenants, provides for annual payments of interest and matures on September 30, 2005. The credit facility is subject to customary closing procedures.

    On November 29, 2001, we received commitment letters for EUR580 million from a syndicate of financial institutions participating in our existing revolving credit facility, authorizing an amendment to the facility. The amendment extends the maturity date of the short-term tranche of the facility (previously EUR354 million) from its original maturity date of March 2002 to November 2002. Additionally, the amendment provides for revised financial covenants. The amendment is subject to execution of documentation satisfactory to the financial institutions and customary closing procedures. We are further negotiating with the remaining financial institutions in the existing syndicate, and, if necessary, additional financial institutions, for commitments to participate in the syndicated facility to increase the total amount of the facility to its original amount of EUR750 million.

Outlook

    Following the dramatic deterioration in the semiconductor industry experienced in the 2001 financial year, market conditions remain difficult in light of the slowdown in the U.S. economy and the global impact of the terrorist attacks in September 2001. The development of the market over the next six months remains uncertain and will be impacted by these factors, which will affect overall product demand, the intensity of competition in an already very competitive market environment, continued pricing pressure and excess manufacturing capacity.

    The current macroeconomic uncertainties and current market conditions make it difficult to forecast results for the full 2002 financial year. In light of the difficult semiconductor market environment, we expect to incur operating losses during such time as selling prices for memory products persist at their current low levels and adverse market conditions continue to affect other parts of our business. However, through the combination of the successful implementation of our Impact restructuring program, the reductions in planned capital expenditures, available funds and financing possibilities, as well as the continued strategic sales of non-core assets as opportunities arise, we believe we have sufficient liquidity and financial flexibility to absorb the effects of current market conditions. Furthermore, with the measures taken to improve productivity and our competitive technological advantages, we are well positioned to take advantage of any recovery in the semiconductor market.

Other Matters

Employees

    The following table indicates the composition of our workforce as of September 30, at the end of the financial years indicated. The 2001 figures only reflect the effect of our announced workforce reductions through September 30, 2001.

	September 30,
	1999(1)	2000	2001
Germany	12,853	14,247	16,814
Europe	2,842	3,409	5,007
United States	2,563	2,838	3,023
Asia/Pacific	7,521	8,672	8,949
Other	—	—	20

Total	25,779	29,166	33,813

Production	n/a	20,371	23,416
Research & development	n/a	4,733	5,510
Sales & marketing	n/a	2,043	2,259
Administrative	n/a	2,019	2,628

Total	25,779	29,166	33,813

(1)
We have only tracked employee numbers by function since our formation as an independent company.

Environmental Matters

    The manufacturing of our high-end microelectronic components requires complex and technically sophisticated processes at our modern production facilities. We use only the latest equipment and production technologies. As early as possible in the planning phase we consider ergonomic, safety and environmental aspects of the processes utilized at the design and production levels for our facilities. We believe that such a coordinated procedure is necessary in order to continually improve the environmental performance of our company.

    We design our products and plan their production in order proactively to meet changing legal requirements. Working closely with our customers, we intend to begin the production and delivery of lead-free components in January 2004, which is earlier than required by law.

    All of our production facilities worldwide have been subject to environmental certification since 1999. We utilize the international ISO 14001 standard. Newly acquired production facilities are integrated into our environmental management system. Our environmental program addresses not only the production of semiconductors but also the implementation of safety and environmental issues in the workplace. Already in 1995—before the climate conference at Kyoto in December 1997—we had begun to work on the reduction of greenhouse gases at our new production facilities. By implementing these technical measures we will help to minimize global environmental damage.

Campeon

    We are currently in the design and planning phase for the construction of a new headquarters facility near Munich. We have entered into an agreement with Moto Objekt Campeon KG under which that company will finance and build a campus-style corporate headquarters and research and development center for our use on the outskirts of Munich. We expect to occupy the center under an operating lease arrangement towards the end of 2003. We can provide no assurance that this project will be completed.

Quantitative and Qualitative Disclosure About Market Risk

    The following discussion should be read in conjunction with Notes 2, 28 and 29 to our consolidated financial statements.

Foreign Exchange Risk Management

    The table below provides information about our derivative financial instruments that are sensitive to changes in foreign currency exchange rates, as of September 30, 2001. For foreign currency exchange forward contracts related to certain sale and purchase transactions and debt service payments denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual foreign exchange rates. At September 30, 2001, our forward foreign currency contracts had terms of up to one year. Our cross currency interest rate swap expires in 2005. We do not enter into derivatives for trading or speculative purposes.

    Our policy with respect to limiting short-term foreign currency exposure generally is to economically hedge 75% of our estimated net exposure for a minimum period of three months in advance. Part of our foreign currency exposure remains due to differences between actual and forecasted amounts. We calculate this net exposure on a cash-flow basis considering balance sheet items, actual orders received or made and all other planned revenues and expenses.

Derivative Financial Instruments

	Contract amount buy/(sell)	Average contractual forward exchange rate	Fair value September 30, 2001
	(EUR equivalent in thousands, except for average contractual forward exchange rates)
Foreign currency forward contracts:
U.S. dollar	261,228	0.89322	(7,599)
U.S. dollar	(1,377,152)	0.87790	61,687
Japanese yen	43,989	106.71539	(1,053)
Japanese yen	(136,187)	103.49220	6,930
Singapore dollar	25,797	1.59501	(416)
British pounds sterling	6,619	0.61772	(75)
British pounds sterling	(6,780)	0.60313	234
Other currencies	64,382	N/A	(920)
Cross currency interest rate swaps:
U.S. dollar	615,950	N/A	58,695

    Effective October 1, 2000, we adopted the provisions of Financial Accounting Standards Board Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended ("SFAS No. 133"). SFAS No. 133 requires all derivative instruments to be recorded on the balance sheet at their fair value. Gains and losses resulting from changes in the fair values of those derivatives are accounted for depending on the use of the derivative instrument and whether it qualifies for hedge accounting. Generally, our economic hedges are not considered hedges under SFAS No. 133. The adoption of this Statement did not have a reporting impact on our financial statements as of October 1, 2000, because under our economic hedging strategy we report all derivatives at fair value in our financial statements, with changes in fair values recorded in earnings.

Interest Rate Risk Management

    We are exposed to interest rate risk mainly through our debt instruments. During the 2001 financial year, our significant debt instruments were economically hedged by assets with the same maturity and same interest rate provisions, so our exposure to interest rate risk was limited to our other debt instruments. These are of minor size and had short maturities. The carrying value of these other debt instruments approximated their market value because their interest rates approximated those that could be obtained in the relevant market. A substantial increase in interest rates could increase our future interest expense and could therefore lead to increased costs of financing our capital expenditures.

Commodity Price Risk

    We are exposed to commodity price risks through our dependence on various materials. We seek to minimize these risks through our sourcing policies and operating procedures. We do not utilize derivative financial instruments to manage any remaining exposure to fluctuations in commodity prices.

RISK FACTORS

    You should carefully consider the risks described below before making an investment decision. The occurrence of any of the following events could harm us. If these events occur, the trading price of our company's shares could decline, and you may lose all or part of your investment. Additional risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Risks related to the semiconductor industry

Our business could suffer from periodic downturns

    The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, lower prices and lower revenues.

    According to trade association data, worldwide sales of all semiconductor products grew more than 40% in 1995, decreased by 9% in 1996, increased by 4% in 1997, again decreased by approximately 8% in 1998, then increased by approximately 19% in 1999 and a further 37% in 2000. In the first quarter of 2001, worldwide sales of all semiconductor products decreased by 4% compared with the first quarter of 2000. This slowdown accelerated during the course of 2001, with market analysts predicting a decrease in worldwide sales of approximately 26% for the entire calendar year. There has been substantial downward price pressure and decreased demand in each of our business segments, except the segment for automotive and industrial products.

    There can be no assurance that the market will stabilize or improve in the near term or that the growth rates experienced in the 1999 and 2000 financial years will be attainable again in the coming years. A prolonged downturn in the industry could result in further substantially reduced volumes of sales and prices for our products, severely adversely impacting our results of operations.

Industry overcapacity could require us to lower our prices, particularly for memory products

    Both semiconductor companies with their own manufacturing facilities and specialist semiconductor foundries, which are subcontractors that manufacture semiconductors designed by others, have added significant capacity in recent years and are expected to continue to do so. Additions to capacity have in the past sometimes exceeded capacity reductions due to obsolescence, thereby contributing to increases of supply over demand and to downturns in the industry. Average per-megabit selling prices for our memory products declined by approximately 68% in the 1997 financial year, 65% in the 1998 financial year and 21% in the 1999 financial year before rising by 11% in the 2000 financial year and then decreasing by approximately 70% in the 2001 financial year. Downturns in the industry, including the current downturn, have severely hurt the profitability of the DRAM industry generally and of our DRAM business in particular. The current downturn may be prolonged and the volatility of the semiconductor industry may at any rate lead to future downturns, which could have similar effects. Fluctuations in the rate at which industry capacity is growing relative to the growth rate in demand for semiconductor products may in the future put pressure on our average selling prices and hurt our results of operations.

We may not respond quickly enough to rapid technological change and evolving standards in the semiconductor industry

    The semiconductor industry is characterized by rapidly changing technology that affects industry standards and the kinds of products that customers demand. Our success is highly dependent upon our ability to:

  •
  develop and manufacture increasingly complex new products that meet industry standards on a cost-effective basis;

  •
  introduce products quickly in the marketplace; and

  •
  have our products selected for design into our customers' future products.

    Commitments to developing any new product must be made well in advance of sales, and technology and standards may change while we are in development, rendering our products outdated or uncompetitive before their introduction. We must therefore anticipate both future demand and the technology that will be available to supply such demand. Delays in developing new products or delays in shipping new products may hurt our business. For example, delays in our development of a new hard disk drive (HDD) controller IC resulted in the loss of substantially all of our sales of these products to a significant customer.

    In order to remain cost competitive, we must also continue to develop and implement new manufacturing process technologies. The process technologies that we develop may not prove to be cost-effective. Our results of operations could be hurt if we experience substantial delays in developing new process technologies or if we implement capacity increases or technology transitions in production inefficiently.

We face intense competition

    The semiconductor market is highly competitive and is subject to rapid technological change and price erosion. We expect that competition in all market segments in which we are active will increase. Some of our competitors possess sufficient financial, technical and management resources to develop, manufacture and market products that may compete favorably against the products that we are currently producing or that we may market in the future. The resulting price erosion and pressure to develop new products may reduce profit margins and business opportunities if we are unable to match price declines or the pace of product development achieved by our competitors.

Risks related to our operations

We may not be able to protect our proprietary intellectual property and may be accused of infringing the intellectual property rights of others

    Our success depends on our ability to obtain patents, licenses and other intellectual property rights covering our products and our design and manufacturing processes. The process of seeking patent protection can be long and expensive. Patents may not be granted on currently pending or future applications or may not be of sufficient scope or strength to provide us with meaningful protection or commercial advantage. In addition, effective copyright and trade secret protection may be unavailable or limited in some countries, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons.

    Competitors may also develop technologies that are protected by patents and other intellectual property rights. These technologies may therefore either be unavailable to us or be made available to us only on unfavorable terms and conditions. Litigation, which could cost us financial and management resources, may be necessary to enforce our patents or other intellectual property rights or to defend against claims of infringement of intellectual property rights brought against us by others. For example,

Rambus Inc. filed suits against us in the United States and Germany in August 2000, alleging infringement of its intellectual property rights. Although we have prevailed at the trial court in the U.S. proceedings, Rambus has filed a notice of appeal. The final outcome of these suits may adversely affect our business. We may be forced either to stop producing substantially all of our memory products or to license the underlying technology upon economically unfavorable terms and conditions, and possibly to pay damages for prior use of the Rambus technology at issue. See "Business—Legal Matters—Litigation" for a description of these proceedings.

Our results may suffer if we are not able to match our production capacity to demand

    During periods of industry overcapacity and declining selling prices, such as we are experiencing currently, customers do not generally order products as far in advance of the scheduled shipment date as they do during periods when our industry is operating closer to capacity. We therefore experienced lower levels of backlog during the last downturn, and are again doing so during the current downturn. This development has made it more difficult to forecast production levels and revenues.

    We are currently in a period of industry-wide overcapacity and declining demand in most of our markets. These conditions have led to an increase in inventory for us, our distributors and our customers. Despite declining demand, we have decided to maintain production levels of certain longer-life products during this period, resulting in increasing inventory levels. Further erosion in market conditions has resulted in write-offs of inventories and could expose us to further losses on these products.

    Some of our production capacity is currently not fully utilized, in particular our production capacity at the ALTIS joint venture with IBM. Our production capacity at this facility, as currently configured, was planned to be used to manufacture ICs for our Wireless Communications business group or HDD controllers. Demand for ICs for the wireless sector has recently decreased sharply and we are not currently producing an HDD controller IC product. Commodity products, such as DRAMs, cannot be produced at ALTIS, and therefore it is unlikely that our production at ALTIS will be operating near full capacity in the near future.

    During periods of increased demand we may not have sufficient capacity to meet customer orders. In particular, we suffered capacity constraints throughout the 2000 financial year. Such constraints affect our customers' ability to deliver products in accordance with their planned manufacturing schedules, making relationships with affected customers difficult. As a result, we lost sales as customers turned to other manufacturers that could satisfy their increased demand. We may face similar difficulties if and when capacity constraints recur.

    In the past we have responded to fluctuations in industry capacity and demand by adapting production levels, closing existing production facilities or opening new production facilities. We have incurred high costs as a result. We have also made increasing use of semiconductor foundries to meet higher levels of demand and have incurred higher cost of goods sold as a result. In order to expand or reduce our production capacity in the future, we may have to spend substantial amounts, which could hurt our results of operations.

Our business could suffer from problems with manufacturing

    The semiconductor industry is characterized by the introduction of new or enhanced products with short life cycles in a rapidly changing technological environment. We manufacture our products using processes that are highly complex, require advanced and costly equipment and must continuously be modified to improve yields and performance. Difficulties in the manufacturing process can reduce yields or interrupt production, and we may not be able to deliver products on time or in a cost-effective, competitive manner.

    If production at a fabrication facility is interrupted, we may not be able to shift production to other facilities on a timely basis or customers may purchase products from other suppliers. In either case, the loss of revenues and damage to the relationship with our customers could be significant. For example, in September 1999 an earthquake hit Taiwan, shutting down the production facility of our ProMOS joint venture for ten days and resulting in estimated lost revenues of EUR10 million.

    Increasing our production capacity to reduce our exposure to potential production interruptions would increase our fixed costs. If we do not increase our net sales to meet these higher costs, our operating results could be harmed.

    We may at times outsource production of some of our products to third-party suppliers. Using third-party suppliers exposes us to manufacturing problems experienced by those suppliers and may be less cost-effective than manufacturing at our own facilities.

We have a limited number of suppliers and could suffer shortages if they were to interrupt supply or increase prices

    Our manufacturing operations depend upon obtaining deliveries of equipment and adequate supplies of materials on a timely basis. We purchase equipment and materials from a number of suppliers on a just-in-time basis. From time to time, suppliers may extend lead times, limit supply to us or increase prices due to capacity constraints or other factors. Because the equipment that we purchase is complex, it is difficult for us to substitute one supplier for another or one piece of equipment for another. Some materials are only available from a limited number of suppliers. Although we believe that supplies of the materials we use are currently adequate, shortages could occur in critical materials, such as silicon wafers or specialized chemicals used in production, due to interruption of supply or increased industry demand. Our results of operations would be hurt if we could not obtain adequate supplies of quality equipment or materials in a timely manner or if there were significant increases in the costs of equipment or materials.

Our business could suffer if we do not have adequate access to capital

    Semiconductor companies that operate their own manufacturing facilities require significant amounts of capital to build, expand, modernize and maintain them. Semiconductor companies also require significant amounts of capital to fund research and development. Net cash used in our investing activities was EUR918 million in the 1999 financial year, EUR2,327 million in the 2000 financial year and EUR1,813 million in the 2001 financial year. The large increase in the 2000 financial year was mainly due to beginning construction of a new facility in Dresden for production using 300-millimeter wafers, implementing capacity extensions of our facilities for logic ICs, the acquisition of the remaining interest in our Richmond manufacturing facility and the acquisition of Savan Communications Ltd., Israel. In the 2001 financial year we made further investments of EUR2,282 million in property and equipment relating primarily to the extension of the Dresden, Villach and Richmond facilities as well as investing EUR214 million in associated and related companies. For financial year 2001, cash used in our investing activities is presented net of proceeds from sales of marketable securities of approximately EUR474 million and the proceeds mainly from the sale of our image & video and infrared businesses of EUR346 million. Our research and development expenses were EUR739 million in the 1999 financial year, EUR1,025 million in the 2000 financial year and EUR1,189 million in the 2001 financial year. In addition to these capital requirements, in April 2001 we paid a dividend of EUR407 million in respect of our 2000 financial year earnings.

    We reduced capital expenditures substantially during financial year 2001. However, we intend to continue to invest heavily in research and development and to continue construction of the new facility in Dresden to increase our capacity for production using 300-millimeter wafers. The facility is expected to involve aggregate capital expenditures of approximately EUR1.4 billion. We are funding this investment from borrowings, investments by two other investors, cash flows from operations and other available funds. We have also applied for governmental subsidies in connection with this project, but can provide no assurance that such subsidies will be granted in a timely fashion or at all.

    Under our agreements with the two other investors in the joint venture for this new facility, each of them has the right to sell its interest in the joint venture to us on September 30, 2005 and every third anniversary thereafter. We are entitled to purchase such interests once every three years, commencing March 31, 2004. Each of the other investors also has the right to sell its interest to us upon the occurrence of specified events, such as capital increases it does not agree to, the admission of new investors, substantial budget overruns, or our ceasing to exercise control over the joint venture. If both of the other investors were to elect to sell their interests to us, the total purchase price we would have to pay would be an amount equal to the capital contributed by these investors, plus interest. As of September 28, 2001, this amount would have been approximately EUR196 million.

    Siemens indicated that it would cease making investments, advances and other funding available to us after October 1, 1999, and we have generally been responsible for locating our own sources of funding since that date. In April 2001, Siemens made an exception to its policy and extended to us a short-term loan in the amount of EUR450 million, which we repaid in September 2001. In the future, we may not be able to raise the amount of capital required for our business on acceptable terms due to a number of factors, such as general market and economic conditions, inadequate cash flow from operations or unsuccessful asset management. Our business may be hurt if we are not able to make expected capital expenditures and meet expected research and development expenses.

    For a description of certain financial arrangements entered into since the end of financial year 2001 see "Operating and Financial Review—Subsequent Events".

Competition for personnel in our industry is intense, and our business could suffer if we are not able to attract and retain qualified personnel

    There is significant competition for highly qualified management and technical employees in the semiconductor industry. We may be unable to attract and retain highly qualified employees, particularly employees with scientific, technical or engineering backgrounds in the fields of integrated circuit design, device physics and semiconductor device fabrication, or skilled marketing, management or other personnel. We have sometimes experienced difficulty in hiring and retaining highly skilled employees with appropriate qualifications and expect similar difficulties in the future. If we do not succeed in attracting new personnel and retaining current personnel, our business may be hurt.

The Siemens group is our largest customer and our results could suffer if it were to buy fewer semiconductors from us

    In the 1999, 2000 and 2001 financial years, 14%, 10% and 14%, respectively, of our net sales resulted from direct sales to the Siemens group. An additional 9%, 4% and 2%, respectively, of our net sales in each of the three years resulted from sales through the Siemens group's sales organization for resale to third parties. We expect the Siemens group to continue to be one of our largest customers, but we cannot assure you that it will continue to purchase as many semiconductors from us as it has in the past. Our results could be harmed if the Siemens group purchases fewer semiconductors from us in the future and other customers do not increase their orders to make up the shortfall.

We rely on our strategic partners, and provisions in our agreements with them could allow them to terminate those agreements if our ownership changes

    As part of our strategy, we have entered into a number of long-term strategic alliances with leading industry participants, both to manufacture semiconductors and to develop new manufacturing process technologies and products. If our strategic partners encounter financial difficulty, they may no longer be able to participate in our alliances. Our business could be hurt if we were unable to continue many of our alliances.

    Some of the agreements governing our strategic alliances allow our partner to terminate the agreement if our equity ownership changes so that a third party other than the Siemens group gains control of our company or of a significant portion of our company's shares. Our business could be harmed if any of our strategic partners were to discontinue its participation in a strategic alliance.

Our business could suffer as a result of volatility in different parts of the world

    We operate globally, with production facilities in 12 countries. In the 2001 financial year, 69% of our revenues were generated outside Germany and 47% of our revenues were generated outside Europe. Our business is therefore subject to risks involved in international business, including:

  •
  negative economic developments in foreign economies and instability of foreign governments;

  •
  changes in laws and policies affecting trade and investment; and

  •
  varying practices of the regulatory, tax, judicial and administrative bodies in the jurisdictions where we operate.

    Substantial changes in any of these conditions could have an adverse affect on our business and results of operations. For example, the economic slowdown in Asia in 1997 and 1998, and the worldwide economic downturn during 2001, reduced demand for semiconductors, and we suffered losses due to the resulting fall in semiconductor prices. Our results of operations could also be hurt if demand for the products made by our customers decreases due to adverse economic conditions in any of the regions where they sell their own products.

Our business can be hurt by changes in exchange rates

    Our results of operations can be hurt by changes in exchange rates, particularly between the euro and the U.S. dollar and the Japanese yen. Many of our receivables are denominated in U.S. dollars, while our payables are denominated largely in euro. In addition, the balance sheet impact of translation adjustments has been, and may continue to be, material.

    Foreign currency derivative and transaction gains totaled EUR42 million in the 1999 financial year and EUR 184 million in the 2000 financial year. We had foreign currency derivative and transaction gains of EUR34 million in the 2001 financial year.

    Since its introduction on January 1, 1999, the euro has declined substantially against the U.S. dollar, ranging from EUR1.00 = $1.1812 on January 1, 1999 to EUR1.00 = $0.9099 on September 28, 2001. This development positively affected our revenues and results of operations in the 1999, 2000 and 2001 financial years.

Environmental laws and regulations may expose us to liability and increase our costs

    Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and ground-water contamination. A proposal of the European Commission, which has been, in principle, approved by the European Parliament, and legislation proposed in various countries, including Germany, would result in "take-back" obligations of manufacturers and/or the responsibility of manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment. A further proposal of the European Commission forming part of the package submitted provides for a ban on the use of lead and some flame retardants in manufacturing electronic components. Those proposals, if adopted, could adversely affect our manufacturing costs or product sales by forcing us to change production processes or use more costly materials. Our customers may require us to conform to the proposed new standards in advance of their adoption by the European Commission.

    As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing activities. Costs associated with future additional environmental compliance or remediation obligations could adversely affect our business.

Reductions in the amount of government subsidies we receive or demands for repayment could increase our reported expense or harm our ability to fund our capital expenditures

    As is the case with many other semiconductor companies, our reported expenses have been reduced in recent years by various subsidies received from governmental entities. In particular, we have received, and expect to continue to receive, subsidies for investment projects, in particular for the construction and equipment of our facilities in Dresden, as well as for research and development projects. We recognized governmental subsidies in an aggregate amount of EUR92 million in the 1999 financial year, EUR115 million in the 2000 financial year and EUR81 million in the 2001 financial year.

    As the general availability of government funding is outside our control, we cannot assure you that we will continue to benefit from such support, that sufficient alternative funding would be available if necessary or that any such alternative funding would be provided on terms as favorable to us as those we currently receive.

    The application for and implementation of such subsidies often involves compliance with extensive regulatory requirements, including, in the case of subsidies to be granted within the European Union, notification to the European Commission of the contemplated grant prior to disbursement. In particular, establishment of compliance with project-related ceilings on aggregate subsidies defined under European Union law often involves highly complex economic evaluations. If we fail to meet applicable formal or other requirements, we may not be able to receive the relevant subsidies or may be obliged to repay them, which could have a material adverse effect on our business.

    The terms of certain of the subsidies we have received impose conditions which may limit our flexibility to utilize the subsidized facility as we deem appropriate, to divert equipment to other facilities, to reduce employment at the site, or to use related intellectual property outside the European Union. This could impair our ability to operate our business in the manner we believe is most cost effective.

We might be faced with product liability or warranty claims

    Despite extensive quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of such defects could give rise to warranty claims or to liability for damages caused by such defects and for consequential damages and could, moreover, impair the market's acceptance of our products. Both could have a material adverse effect on our business and financial condition. Although we have not to date faced any product liability claims, customers have from time to time notified us of potential contractual warranty claims in respect of products supplied by us, and may do so in the future. See "Business—Legal Matters—Litigation" for a description of these and other proceedings.

We may be unable to successfully integrate businesses we acquire

    We are increasingly engaged in acquiring other businesses, such as our April 2001 acquisition of Ardent Technologies Inc. and our August 2001 acquisition of Catamaran Communications Inc. We intend to continue acquisitions of, and investments in, other companies in the future. We face risks resulting from the expansion of our operations through acquisitions. These include the risk that we might be unable to integrate new businesses with our culture and strategies. We also cannot be certain that we will be able to achieve the benefits we expect from a particular acquisition or investment. For example, in October 2000 we agreed to acquire Ardent Technologies in order to extend our expertise in LAN switching technologies. As a result of our re-evaluation of the Internet-based LAN switching market following a dramatic decline during the second half of 2001, we subsequently terminated a significant number of Ardent employees and abandoned most of the acquired technologies, resulting in a charge of approximately EUR14 million. Acquisitions may also strain our managerial and operational resources, as the challenge of managing new operations may divert our managers and employees from monitoring and improving operations in our existing businesses. Our business, financial condition and results of operations may suffer if we fail to coordinate our resources effectively to manage both our existing businesses and any businesses we acquire.

Risks relating to our limited operating history as an independent entity

We may lose rights to key intellectual property arrangements

    Given that Siemens either directly or indirectly holds more than 50% of our company's shares within the meaning of the applicable licenses, we are the indirect beneficiary of some of Siemens' intellectual property arrangements, including cross-license arrangements with other leading semiconductor companies and licenses from third parties of technology incorporated in our products and used to operate our business. We will no longer be a beneficiary under some of these agreements and arrangements if Siemens no longer owns or controls at least 50% of our company's shares within the meaning of the applicable licenses. Siemens and Siemens Nederland N.V. hold approximately 50.4% of our company's shares (assuming no conversion of outstanding bonds issued by Siemens Nederland N.V. and no exercise of outstanding options). Assuming the exchangeable bonds are fully exchanged, the direct percentage interest of Siemens and Siemens Nederland N.V. in our company would be approximately 46.8%. In addition, Siemens Pension Trust holds approximately 13.5% of the shares of our company. We understand that, under the Siemens Pension Trust documents, the pension trust may receive instructions from Siemens as to the voting of the shares while they are owned by the trust. Siemens and Siemens Nederland N.V. have on several occasions stated that they intend to divest their ownership interest in our company through direct or indirect sales or through dilution as and when business and market conditions permit. Any such transaction could occur at any time or from time to time.

    We have negotiated our own patent cross-license agreements and arrangements with a number of the industry participants with which Siemens has patent cross-license agreements, and we are currently actively engaged in negotiating with additional third parties. However, we have not completed negotiations with respect to all such agreements and arrangements and cannot assure you that we will be able to do so successfully. Our success in negotiating patent cross-license agreements with other industry participants will depend upon the strength of our patent portfolio relative to that of the other party with which we are negotiating. If the other party benefits from an existing patent cross-license agreement with Siemens, it will retain the rights that it has under that agreement even after we cease to be a Siemens subsidiary, including rights to utilize the patents that Siemens transferred to us in connection with our formation. Our negotiating position may therefore be impaired because the other party will already be entitled to utilize a large number of our patents, while we no longer have the right to utilize that party's patents. As a result, we may be unable to obtain access to the other party's patent portfolio on favorable terms or at all.

    If and when Siemens' ceases to own or control at least 50% of our company's shares, we may be exposed to infringement claims or lose access to important intellectual property. We cannot assure you that we would then be able to obtain or renegotiate licensing arrangements on favorable terms or at all. If we were to infringe technology owned by others or otherwise lose access to technology important in the conduct of our business, our business could be adversely affected.

Siemens may use all of the intellectual property rights it transferred to us at the formation of our company

    In connection with our formation as a legal entity, Siemens transferred approximately 20,000 patent rights to us. Under the terms of this transfer and related agreements, however, Siemens retained the right to use these patent rights within the scope of its business for an unlimited period of time, subject to various restrictions in the case of patents relating to information handling systems. Siemens has also retained certain rights to cross-license our patents, except for certain patents relating to our information handling systems, to third parties, until such date as Siemens ceases to own or control more than 50% of the shares in our company. To the extent that Siemens does enter into any such licenses, they would continue in effect even after we ceased to be a majority-owned subsidiary of Siemens. This could weaken our negotiating position with the beneficiaries of such cross-licenses should we seek to conclude our own cross-license agreements with them.

    Siemens has agreed with us that it will not engage in or carry out any research or development, production or distribution of semiconductor devices per se, except to the extent that we are unable or unwilling to provide these devices to Siemens. Siemens' obligations in this regard are subject to exceptions relating to application-specific semiconductor devices designed specifically for use in, or in connection with, products of the Siemens group. This non-competition agreement will expire on March 13, 2004 or two years following the point at which Siemens ceases to own or control more than 50% of our company's shares, whichever occurs earlier. After that time, should it ever decide to re-enter the semiconductor business, Siemens could use these patent rights to compete against us.

Siemens exercises partial control over some of our intellectual property rights

    Siemens has retained the right to assert infringement claims against third parties with respect to approximately 15% of the 20,000 patent rights that it transferred to us, insofar as these patents relate to the technical field of the Siemens group's business activities. Siemens has agreed that it will not exercise this right against any of our customers in respect of any part of such customer's products that contains one of our products, unless this right is asserted for defensive purposes. Nevertheless, we can provide no assurance that these safeguards will be sufficient to protect all of our customers against claims by Siemens with respect to those of their products that incorporate technology covered by these patents. It may therefore be difficult for us to sell our products or grant licenses of these patents to third parties, and they may not be able to use our products without infringing these patents or incurring license fees to Siemens.

We may face difficulties in operating as an independent company

    The Siemens group historically provided us with a wide range of administrative, financial, information technology and other services. We believe that we incur similar levels of administrative expenses for these types of services now that we no longer operate as a division of Siemens. Nevertheless, the financial information included in this annual report for periods prior to our formation in March 1999 may not reflect the possible additional costs of our operating as an independent company over the long term.

    We have begun the process of re-engineering our information technology systems, which will require substantial financial and management resources. As part of this process, we intend to outsource portions of our information technology infrastructure and software. If we are not able to develop and implement this new information technology system as scheduled or if our outsourcing proves to be unreliable, we may face delays in generating financial results or coordinating resource and production planning, and our delivery systems could be halted. Any difficulties in the development or implementation of this new system or in integrating our outsourced information technology could hurt our business.

Our pre-formation financial information may not be representative of our results as an independent company

    The financial information included in this annual report for periods prior to the legal formation of our company has been prepared on a carve-out basis. We have made numerous adjustments and allocations in our financial information because Siemens did not account for us, and we did not operate, as a single stand-alone business for any period prior to April 1, 1999. The financial information included in this annual report for these periods does not reflect many significant changes that have occurred in our operational arrangements as a separate company.

    We cannot assure you that the adjustments and allocations that have been made in preparing our consolidated financial statements for the periods prior to our formation reflect what our results would have been during those periods if our operations had been conducted on a stand-alone basis. Accordingly, the financial information included in this annual report for periods prior to the formation of our company may not be indicative of future operating results or financial performance.

Siemens may exert control

    Siemens currently holds, directly or indirectly, a majority equity interest in our company. It is therefore in a position to control actions that require shareholder approval, including the election of the eight shareholder representatives on our supervisory board, which appoints our management board. An additional eight members of the supervisory board are elected by labor representatives in accordance with the German law on co-determination. Four of the supervisory board members elected by the shareholders are not affiliated with Siemens. Two of the three members of the supervisory board's investment and finance committee are members of the management board of Siemens.

    Even if Siemens ceases to own or control more than 50% of our company's shares, for so long as it continues to have a substantial equity interest in our company it may, as a practical matter, be in a position to control many or all actions that require shareholder approval. Under German law, for so long as Siemens holds more than 25% of the shares in our company, it will be in a position to block shareholder action on a variety of matters, including the exclusion of preemptive rights in a capital increase, or any capital decrease, merger, consolidation, spin-off, sale or other transfer of all or substantially all of our assets, a change in the corporate form or business purpose of our company or the dissolution of our company.

The Siemens group companies may have conflicts of interest that affect our ongoing business arrangements with them

    We have, and will continue to have, extensive contractual and other business relationships with the Siemens group, including reliance on the Siemens group for some of our administrative functions, particularly the Siemens group's information technology systems. We also lease office and production space from the Siemens group. We may also engage in significant transactions from time to time with the Siemens group. Although we expect that any such transactions and agreements will be on terms no less favorable to us than we could obtain in comparable arrangements with unaffiliated third parties, conflicts of interest may arise between us and the Siemens group.

Sales of substantial number of shares in the public market could adversely affect the market price of the shares and ADSs

    Siemens is our largest shareholder, with a direct and indirect shareholding of approximately 46.8% (assuming that all of the bonds issued by Siemens Nederland N.V. in August 2000 are exchanged into 25 million of our company's shares in accordance with their terms). In addition, the Siemens Pension Trust holds approximately 13.5% of the shares of our company. Siemens AG and Siemens Nederland N.V. have advised us that they intend to divest their ownership interest in our company through direct or indirect sales or through dilution as and when business and market conditions permit, but have not decided what the next steps in this program will be or when they will occur. They have indicated that they are considering a wide range of potential alternative techniques and timetables for disposing of their remaining shares in our company. Any such transaction or transactions could occur at any time or from time to time. Sales of substantial numbers of shares in the public market by Siemens or Siemens Nederland N.V., or the perception that such sales may occur, could adversely affect the market price of the shares and ADSs and could adversely affect our ability to raise capital through subsequent offerings of equity.

BUSINESS

Overview

Industry Background

    Semiconductors are the key building blocks used to create an increasing variety of electronic products and systems. Over the years, continuous improvements in semiconductor process and design technologies have led to ever smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and costs have decreased, semiconductors have become pervasive in everyday life. Semiconductors have expanded from their original primary applications in defense systems and mainframe computers to applications such as personal computers, telecommunications systems, automotive products, industrial automation and control systems and security applications.

    Semiconductor sales have increased significantly over the long term. Factors contributing to long-term growth include:

  •
  the development of new semiconductor applications;

  •
  the replacement of mechanical components with electronic components;

  •
  increased demand for mobility, which requires increasing miniaturization and reduced power consumption;

  •
  demand for new products that have improved functionality and ease of use; and

  •
  growth in the electronics industry generally.

    These factors have resulted in semiconductors constituting an increasing percentage of the total cost of the systems and products in which they are incorporated. According to IC Insight, the percentage of semiconductor content in electronic equipment increased from approximately 10% in 1989 to approximately 21% in 2000. Nevertheless, the market for semiconductors has historically been volatile. Supply and demand have fluctuated cyclically and have caused pronounced fluctuations in prices and margins. The industry experienced a period of substantially decreased demand and world-wide overcapacity during our 2001 financial year, resulting in substantial price and volume declines.

Types of Semiconductors

    Semiconductors consist of a material such as silicon or gallium-arsenide that can act as a switch allowing electrical current to flow under some conditions but not others. Semiconductors fulfill a wide range of functions in an increasing variety of applications. The technologies employed vary depending upon the function for which the semiconductor is used. The following chart describes the main types of semiconductors and their functions and gives examples of how each different type is used in a mobile telephone, a typical consumer product using semiconductors:

    The different types of semiconductors may also be classified by a number of other technical characteristics:

• Integration, or the extent to which different circuits are combined on a single chip.

    Semiconductors may be either discrete devices, which have a low level of integration, or ICs, which can have thousands or millions of devices combined on a single chip.

• Customization, or the extent to which the design of a semiconductor is specific to a particular use.

    Standard components are semiconductors that are not customized and that can be used for a wide range of applications. Application-specific ICs (commonly referred to as ASICs) are customized semiconductors that are designed to perform particular functions in specific applications for particular customers. ASICs can be further classified into three groups according to their level of customization: full-custom devices, semi-custom devices and application-specific devices.

• Whether the semiconductor uses analog, digital or mixed-signal technology.

    Analog semiconductors collect, monitor, condition or transform analog signals into electrical signals and vice versa. Analog signals are real world phenomena such as temperature, sound, light or pressure that vary over a continuous range of values. For example, an analog semiconductor can transform sounds into electrical signals or vice versa.

    Digital signals are created by switching electrical current on or off. They vary based on the sequence of these on and off electrical pulses, which are frequently represented by ones and zeros. Digital data is used in computer-like functions and calculations. A digital semiconductor stores information from digital signals or performs functions on digital signals. Examples of digital semiconductors would be memory chips or microprocessors.

    Historically, digital semiconductors have been used primarily in computer systems, sophisticated computer networks and communications systems. In recent years, increasing demand for more powerful personal computers and networks used by a greater number of users, and new communications tools whose main components are digital semiconductors, have led to dramatic increases in the total number of devices that use semiconductors and in the total number of semiconductors used in each such device. To meet this demand, significant advances in electronic system integration have occurred in the design and manufacture of digital devices.

    Digital devices can be used either to store or to process data. ICs that store data are referred to as memory ICs, and ICs that process data are referred to as logic ICs. DRAM ICs are examples of memory ICs. Memory ICs tend to be standardized products, used in high volume and differentiated by cost, performance, capacity, size, power consumption and speed. Logic ICs are more differentiated than memory ICs and require a greater variety of intellectual property and more sophisticated design.

    Mixed-signal ICs combine analog and digital devices on a single chip to process both analog signals and digital data. Historically, analog and digital devices have been developed separately, and it has been technically difficult to combine them on a single chip. However, system designers are increasingly demanding system-level integration containing both analog and digital functions on a single chip. This allows chips to achieve increased functionality and speed for new applications such as multimedia and reduced power consumption for mobile applications.

History and Strategy

    We have been a publicly traded company since March 2000 and have operated as a subsidiary of Siemens AG with effect from April 1, 1999. Prior to that date, we were the Siemens Semiconductor Group. As such we have been actively involved in the development, manufacture and marketing of semiconductors since 1952. We believe that we inherit from the Siemens Semiconductor Group a strong base of technology and experience in the semiconductor industry.

    As Siemens' Semiconductor Group, we pioneered the development of ICs for use in consumer products in the early 1960s. We produced the first radio-frequency chip set that was GSM-compatible in 1990 and the FingerTIP™ sensor, which registers and identifies fingerprints, in late 1998. In 1999, through our Semiconductor300 joint venture, we manufactured the first samples of 256-Mbit DRAM memory chips produced on a 300-millimeter wafer, using advanced 0.19 micron technology. In 2000, we introduced and commenced deliveries of a mobile telephone chipset for the Bluetooth standard, introduced the first dual mode GPRS/GSM single baseband chip, and received the first certification for a complete Bluetooth system. In 2001, we have introduced the first OC-192 single-chip 10 gigabit-per-second transceiver in silicon-germanium for high-speed Sonet communications networks.

    We experienced compound annual revenue growth of approximately 33% from financial year 1996 through financial year 2000, compared with a semiconductor industry compound annual growth rate of approximately 12% from calendar year 1996 through calendar year 2000, according to industry data. From the 2000 financial year to the 2001 financial year, we experienced a 22% decline in revenue, compared with industry estimates of a 26% decrease in semiconductor sales worldwide for the whole of calendar year 2001. According to the most recent study published by Gartner Dataquest, we rose from being the 12th-largest supplier of semiconductors and systems worldwide in 1996 to the ninth-largest in 2000.

    Our strategic objective is to achieve profitable growth by targeting fast-growing areas of the semiconductor industry and building upon our position as a leading innovator within the semiconductor industry. We seek to attain this strategic objective by focusing our diverse portfolio of technologies—in particular our strengths in mixed-signal, radio-frequency, embedded digital signal processing, embedded control, power, DRAM and embedded DRAM—on key applications in communications systems for wireless and wireline transmission of speech and data as well as in automotive and industrial electronic systems. Our aim is to provide innovative products and services and to fully exploit and, as appropriate, expand our world-class manufacturing facilities. By doing so, we aim to enable our customers to be successful in their own markets. By working together with industry leaders among our customers, we believe we develop the knowledge and experience required to continue to be at the forefront of the semiconductor industry.

    In implementing our strategy, we seek to:

  •
  Capitalize on our intellectual property portfolio to develop complete system solutions tailored to meet our customers' specific needs. At September 28, 2001, our intellectual property portfolio included approximately 6,900 patent families comprising more than 31,100 individual patents or patent applications that cover a wide range of semiconductor technologies. We use this intellectual property base and our customers' own technologies to develop sophisticated ICs, particularly logic ICs, that are customized to meet customers' specific needs. In addition, our expertise in process technologies, software development and IC design enables us to offer sophisticated, complete system solutions to meet the needs of our customers. We also believe that our intellectual property portfolio is a valuable strategic asset that makes us attractive to potential cross-licensing partners.

  •
  Build on our leadership in ICs in fast-growing areas served by our different business groups. Our goal is to achieve profitable revenue growth greater than that experienced by the semiconductor industry generally. We seek to do this by increasing market share and exploiting opportunities that allow us to achieve a leadership position in rapidly growing market segments. We target wireless and wireline communications, market segments that we believe will continue to experience significant growth. We believe that our strong relationship with leading customers in these areas, our expertise in the areas of mixed-signal, radio frequency and power semiconductor technologies and our competence in microcontroller and digital signal processor architecture give us significant competitive advantages in these market segments.

  We also believe that we are a technological leader in the DRAM market and that our strength in this area positions us well to compete effectively in terms of costs. We believe that our DRAM operations enhance our logic ICs business by providing us with important manufacturing efficiencies and product synergies, including:

  •
  DRAM-related R&D efforts that provide a technological platform for our other products, particularly in terms of manufacturing process technology;

  •
  a competitive advantage in producing ASICs with embedded DRAM, which our customers are increasingly demanding. ASICs with embedded DRAM combine memory and logic functions on a single chip;

  •
  the ability to shift production capacity between DRAM and other products;

  •
  the ability to use DRAM to ramp up new production lines, which provides advantages in terms of time to volume production, ease of production monitoring and marketability of output;

  •
  strong relationships with customers that also purchase logic products; and

  •
  broad and efficient sales and distribution systems that can be easily extended to logic products.

  •
  Focus on increasing market penetration with major international customers. We seek to strengthen our relationships and increase our market share with major customers worldwide that are leaders in their respective fields. We believe that we benefit from close relationships with these major customers because they give us the opportunity to expand the scope of the products that we offer and give us access to new technologies and systems understanding. We have reorganized our sales force by aligning sales teams to the major customers of our business groups and by strengthening our regional coverage through our network of sales offices and distributors.

  •
  Share risk and expand our access to leading-edge technology through long-term strategic partnerships with other leading industry participants. We have a demonstrated ability to establish and sustain long-term strategic relationships with major semiconductor companies such as IBM and Toshiba. We intend to continue to develop long-term strategic relationships with leading industry participants such as these, both to manufacture products and to develop new process technologies and products. We believe that these relationships allow us to share risks, reduce development costs and improve time-to-market. They also enable us to enhance our portfolio of intellectual property through worldwide access to the expertise of other industry leaders.

  •
  Enhance our position as an innovation and technology leader by continuing to invest in research and development. We believe that research and development is integral to the implementation of our overall strategy and essential to maintaining close relationships with our customers. We are committed to maintaining the level of expenditures necessary to maintain our technological leadership. Our research and development is focused on further improving our position in:

  •
  mixed-signal, radio-frequency, embedded digital signal processors and fiber-optic technologies for communication applications;

  •
  power and embedded control for automotive and industrial applications and peripherals;

  •
  cell architecture, lithography and test concepts for memory products;

  •
  cryptography and security architectures and embedded non-volatile memory for security and chip card applications; and

  •
  complete systems solutions, including systems-on-chip and embedded software.

      We believe that continued investment in the improvement of process technologies permits us to achieve higher margins.

  •
  Exploit the flexibility of our world-class manufacturing facilities to respond to the market cycles of our different business groups and, as appropriate, expand our manufacturing capabilities. We believe that our manufacturing facilities are among the most advanced in the world and offer us a number of competitive advantages, including:

  •
  a high level of production efficiency;

  •
  the ability to flexibly adapt to market demand in a timely fashion—which we believe is a particularly important advantage in markets characterized by rapid and substantial fluctuations, such as, in particular, the DRAM market and, recently, the market for wireless communications products; and

  •
  the capacity to produce a wide range of high-performance products and systems for our targeted markets.

    We intend to continue our investment in our facilities to maintain our technological leadership position.

  •
  Retain senior management and other highly qualified personnel, in particular R&D personnel, by fostering employee ownership of our shares. There is significant competition for highly qualified management and technical employees in the semiconductor industry. We have therefore developed incentive plans and personnel development programs designed to encourage, recognize and reward superior technical expertise throughout Infineon. By offering selected employees the opportunity to participate in share ownership, we seek to ensure the alignment of the interests of our most qualified employees with those of our shareholders.

Products and Applications

    We design, develop, manufacture and market a broad range of semiconductors and complete systems solutions used in a wide variety of microelectronic applications.

    We are organized into five main business groups, four of which are application-focused—Wireless Communications, Wireline Communications, Automotive & Industrial and Security & Chip Card ICs; and one of which is product-focused—Memory Products.

    The following table gives an overview of some of the more significant products and applications and the four largest customers of each of our business groups:

Principal Products, Applications and Customers

Business Group	Principal Products	Principal Applications	Four Largest Customers in the 2001 Financial Year
Wireless Communications	Baseband ICs, linear RF ICs, silicon discretes, GaAs products, RF modules	Mobile telephone systems, cordless telephone systems (major standards are GSM, GPRS, UMTS, WDCT, DECT and Bluetooth)	Nokia Sagem Siemens V-Tech
Wireline Communications	Codecs, SLICs, ISDN, DSL, T1/E1, SONET/SDH ICs for routing, switching and optical modules	Internet access, WAN, MAN and LAN	Alcatel Ericsson Nortel Siemens
Automotive & Industrial	Power semiconductors (discretes, ICs and modules) and microcontrollers (8-bit, 16-bit, 32-bit) with embedded memory
		Automotive: Powertrain (engine control, transmission control), body and convenience (comfort electronics, air conditioning), safety and vehicle dynamics (ABS, airbag, stability control), infotainment (dashboard, car radio, telematics/navigation). Industrial: Power management & supplies, drives and power distribution	Bosch Hella SAC Siemens
Memory Products	Mainstream DRAMs (128-Mbit), high-end DRAMs (256-Mbit, Rambus, DDR), high-speed graphics DRAMs, ASICs with embedded DRAM, hard disk drive controllers	Personal and notebook computers, PC upgrades, workstations and servers, communications equipment, computer peripherals	Compaq Dell Hewlett- Packard Kingston
Security & Chip Card ICs	Security memory ICs, security microcontroller ICs, encryption ICs, FingerTIP™ ICs, MultiMediaCards™, identification ICs	Telecomunications, banking, healthcare, access control, software distribution, games, mobile storage	Gemplus Giesecke & Devrient Oberthur SchlumbergerSema

Wireless Communications

    Our Wireless Communications business group designs, develops, manufactures and markets semiconductors and complete system solutions for a range of wireless applications, including cellular telephone systems, short range wireless systems (such as cordless telephone systems and Bluetooth radios) and devices used in connection with the global positioning system. Our principal products in the wireless communications market include standard and customized radio-frequency products and baseband ICs.

    We believe we are one of only a few suppliers that can provide to its customers the full range of radio-frequency and baseband semiconductors required for a cellular telephone, thereby enabling us to offer complete system solutions for the GSM/GPRS standards including a reference platform and the required software. We estimate that the worldwide market for these semiconductors used in digital cellular telephone systems and pagers was approximately $6.5 billion in 2000. In 2001, the mobile communications market has experienced a considerable downturn, as a result of which cellular handset production and sales numbers will be significantly lower than in 2000. It is estimated that this will result in an approximately 40% reduction for the calendar year in the sales of semiconductors used in these products.

    We offer semiconductors and complete systems solutions to manufacturers of cellular telephone systems based upon the GSM and GPRS standards. The GSM standard is currently the dominant standard in much of the world for both voice and data transmission, and is also gaining in importance in the United States. According to market data, 61% of the year 2000 worldwide sales of radio-frequency and baseband semiconductors were made up of semiconductors based on the GSM standard. In 2001 GSM has remained the main standard, with approximately 60% of the market. We had a 10% market share for semiconductors used in mobile handsets for the GSM standard in 2000, and believe that we have maintained this market share in 2001. GPRS is an emerging standard derived from the GSM standard to enable packet-based, always-on mobile Internet applications. We started shipping customer samples of baseband and radio-frequency chipsets able to operate under both the GSM and GPRS standards in July 1999. We are currently developing chipsets for the so-called third generation UMTS standard that will significantly increase the bandwidth available to the user for mobile data exchange compared with the GPRS standard.

    The CDMA standard is being promoted as a replacement for the analog standards in the United States. We estimate that sales of radio-frequency and baseband semiconductors based on the CDMA standard accounted for approximately 18% of the semiconductor market for cellular telephones in both 2000 and 2001. We currently only supply radio-frequency semiconductors and power amplifiers for the CDMA standard.

    We are also a leading supplier of complete systems solutions for short-range wireless applications based upon the DECT cordless telephone standard used in Europe and the WDCT cordless telephone standard used in the United States, as well as Bluetooth.

    The worldwide market for radio-frequency and baseband semiconductors used in digital cordless telephone systems has historically demonstrated steady growth, and we estimate that this market totaled approximately $450 million in 2000. This market was predicted to increase by about 25% in 2001, mainly because of replacement of analog phones. The DECT/WDCT standard was used in approximately 45% of the units sold in the digital cordless telephone market in 2000. For 2001, the DECT/WDCT share is estimated at 50%, as North American consumers continue to replace analog telephones with digital phones using the ISM 2.4 standard. According to industry data, our share of the market for DECT/WDCT baseband ICs was approximately 70% in 2000, and we estimate that we have retained approximately that market share in 2001.

    We believe that Bluetooth, an open-systems standard for the delivery of data over a short-range wireless modem, is becoming increasingly important in the wireless communications market. We believe that Bluetooth could ultimately serve as a transmission standard for equipment within an office environment, including telephones, personal computers and printers. In this way, Bluetooth could serve as a replacement for wired or infrared transmission or as a means of providing cordless telephony. We believe that our leading position in DECT/WDCT technology and our expertise in radio-frequency devices positions us well to compete in this developing market. We offer a complete system solution in Bluetooth, for which we received our first volume orders in 2001.

    We also see the global positioning system as an important new market for ICs, in part as a result of new U.S. regulations that will require all mobile telephones in the United States to be able to indicate the user's location by means of the global positioning system.

    The markets for all these products are characterized by trends toward lower costs, increasingly rapid succession of product generations and increased system integration. In addition, increasing demand for add-on applications such as multimedia are expected to further increase the IC content of mobile telephones. We expect these trends to create further opportunities for suppliers of wireless communications semiconductors.

    We aim to expand our position in the wireless communications sector, where European companies such as Infineon have traditionally led the industry, by emphasizing our traditional strengths in core technologies like analog, radio-frequency, embedded DSP and, especially, mixed-signal. The market for wireless devices, particularly for mobile handsets, has experienced a substantial downturn in recent months. We believe, however, that we will continue to be in a strong competitive position as and when market conditions improve.

Wireline Communications

    Our Wireline Communications business group designs, develops, manufactures and markets semiconductors and fiber optic components for the communications access, WAN (Wide Area Network), MAN (Metropolitan Area Network) and LAN (Local Area Network) sectors of the wireline communications market. According to industry data, we had a market share of approximately 6% of the worldwide sales of wireline communications ICs in 2000.

    Our traditional telecom products include ISDN chipsets, coders/decoders (commonly known as codecs) and subscriber line interface circuits, or SLICs, which are used in telephony-based products. Our leading market positions in each of these product areas, coupled with continuing development efforts to benefit our customers and the growing demand for traditional telecommunications products in emerging economies, will help us to increase our market share and strengthen our close relations with our telecom customer base.

    We have broad expertise in fiber optics and IC-process technologies, such as silicon germanium (SiGe), gallium arsenide (GaAs) and indium phosphide (InP). We intend to combine this expertise with the framing/mapping expertise of Catamaran Communications Inc., a company that we acquired in August 2001, in order to develop smart optical modules and IC solutions for high-speed linecards operating at rates up to 40 Gbit-per-second.

    In the broadband access market, we are using our leading position in selected access technologies to develop and deliver products using advanced versions of DSL technology, including 10BaseS, VDSL, ADSL and SHDSL. Our Ethernet over VDSL product (10BaseS), which utilizes existing telephone lines to deliver Ethernet access, has been integrated by Cisco Systems into its Long-Reach Ethernet (LRE) product family. For ADSL, we offer a solution for the central office using an innovative splitterless approach. We also offer a power-efficient, complete SHDSL solution for both the customer side and central office equipment.

    The Wireline Communications business group is currently shifting its R&D activities to focus on segments of the optical and high-speed communications markets that we believe may provide opportunities for higher growth or higher margins. Through this change of focus, we aim to exploit the many structural changes driving the wireline communications market. These changes, all of which reflect ever-increasing demand for bandwidth, include:

  •
  a substantial increase in data traffic attributable to the growth of the Internet;

  •
  the convergence of voice and data networks into a single infrastructure;

  •
  increased competition and investment in network access and WAN and MAN infrastructure arising from deregulation; and

  •
  the emergence of the optical transponder, enabling integrated opto-electrical conversion.

    The principal products of our Wireline Communications division are:

  •
  High-Speed WAN products. We deliver a wide range of solutions for high-speed linecards—from the optical interface through framing/mapping to the protocol-processing interface.

  •
  Fiber-optics products. We provide a wide range of fiber-optics components, including Gigabit Ethernet fiber-optic transceivers, a leading Parallel Optical Link, or PAROLI, product family and one of the world's smallest OC-192 transponders.

  •
  High Speed Communications products. These products include ICs based on silicon germanium (SiGe) process technology, such as the industry's first 40G Mux/Demux, and high-speed CMOS technology.

  •
  Access products. We offer a wide range of broadband access products, including 10BaseS, Ethernet over VDSL and an integrated POTS and ADSL solution for termination on a single linecard. We are currently developing more advanced ICs for xDSL applications, Integrated Access Devices (IADs), a 3G mobile base-station solution and codecs/SLICs.

  •
  LAN products. We also offer high port density 10/100 Ethernet switching devices utlizing eDRAM and system solutions that combine these high speed switching capabilities with the 10BaseS transceiver technology.

    The primary applications for our Wireline Communications devices are:

  •
  Communications applications, for WAN, MAN and Internet access. These applications include optical line cards, public subscriber line cards, data access and switching equipment, network termination units, multiprotocol access devices, digital subscriber line multiplexers, or DSLAMs, and cellular base stations.

  •
  LAN/Data applications. These include high- and mid-range routers, remote access devices and LAN switching devices.

    We believe that our combination of expertise in fiber-optics and in ICs, together with our broad portfolio of patents and other proprietary technology in mixed-signal ICs and embedded DRAM, provide us with a competitive advantage in many of the markets served by our Wireline Communications business group.

    In April 2001 we acquired Ardent Technologies, a California based supplier of high-bandwidth integrated circuits for local area network (LAN) switching systems, for ordinary shares valued at approximately EUR39 million. As a result of our re-evaluation of the internet-based LAN switching market following a dramatic decline during the second half of 2001, however, we subsequently terminated a significant number of Ardent employees and abandoned most of the acquired technologies, resulting in a charge of approximately EUR14 million.

    In August 2001 we acquired Catamaran Communications Inc., a U.S.-based firm that specializes in technology for high-speed (40 Gbit-per-second) MAN applications, for ordinary shares valued at approximately EUR246 million. The acquisition will enable us to offer a complete line card solution, from the optics to the network processor interface, for next-generation optical networking systems.

Automotive & Industrial

    The Automotive & Industrial business group develops, manufactures and markets semiconductors and complete systems solutions for use in automotive and industrial applications. Automotive applications have typically accounted for approximately 60% of the business group's net sales, with the balance represented by industrial applications. In 2000, our market share in terms of sales was approximately 7% of the automotive market (excluding in-car entertainment), in which there is a large number of suppliers. Excluding ICs for in-car entertainment, we are the second-largest producer of ICs for automotive electronics worldwide and the largest in Europe. Within the fragmented market for industrial applications, we focus on power management and supply as well as drives and power distribution.

    The markets for both automotive and industrial semiconductors generally consist of five basic product classes: sensors, microcontrollers, power ICs, opto semiconductors and discrete semiconductors. Our Automotive & Industrial business group focuses on microcontrollers and power semiconductors, discrete semiconductors, modules and sensors. Power semiconductors handle higher voltage and higher current than standard semiconductors. The business group works closely with our other business groups to offer customers a full system solution, covering opto semiconductors such as LEDs, discrete semiconductors, and GPS-/GSM- and Bluetooth ICs, including software.

    Automotive.  The market for semiconductors for automotive applications has grown substantially in recent years, despite relatively slow growth in automobile production worldwide. This growth is the result of increased electronic content in growing automotive applications in the areas of safety, power train management and body and convenience and comfort systems. This growth also reflects increasing substitution of semiconductors for mechanical devices such as relays in order to meet more demanding reliability, space, weight and power reduction requirements. This trend has been particularly pronounced in the area of power ICs that deliver additional short-circuit protection and other features.

    Power train applications, such as transmission control and exhaust control applications, comprise the largest portion of the market, followed by safety and vehicle-dynamics systems, driver information and in-car entertainment, infotainment and body and convenience systems. We believe that the new area of navigation and telecommunications equipment for automotive applications also provides growth opportunities.

    We supply a wide range of semiconductors and complete systems solutions for applications in the automotive industry. These products include power semiconductors, microcontrollers, discrete semiconductors, silicon sensors and opto semiconductors, along with related technologies and packaging. The introduction of our TriCore™ 32-bit microcontroller product, which combines a microcontroller with digital signal processing and microprocessor capabilities in conjunction with an automotive-dedicated peripheral set, represented an important addition to our product offerings in the automotive area.

    Time periods between design and sale of our automotive products are relatively prolonged (two to four years) because of the long periods required for the development of new automotive platforms, many of which may be in different stages of development at any time. This is one of the reasons why automotive products tend to have relatively long life-cycles compared with our other products. The nature of this market, together with the need to meet demanding quality and reliability requirements designed to ensure safe automobile operation, makes it relatively difficult for new suppliers to enter the automotive market.

    Our primary automotive products include:

  •
  Semiconductors for power train applications, which perform functions such as engine and transmission control;

  •
  Semiconductors for safety and vehicle dynamics, which manage the operations of airbags, anti-lock braking systems, electronic stability systems and power steering systems;

  •
  Semiconductors for body and convenience systems, which are used in light modules, heating, ventilation and air conditioning systems, door modules (power windows, door locks, mirror control) and electrical power distribution systems; and

  •
  Semiconductors for infotainment, such as those used in dashboards, navigation/telematics and car radios.

    We are in the final stages of phasing out production of selected unprofitable flash microcontrollers for automotive applications.

    We seek to exploit our strong relationship with, and proximity to, German car manufacturers and their suppliers, which have historically been at the forefront in using electronic components in cars, to strengthen our position in all segments of automotive electronics. We also seek to expand our presence in other geographic areas, notably the United States and Japan. We believe that our ability to offer complete system solutions integrating power, analog and mixed-signal ICs and sensor technology is an important differentiating factor in the automotive market. We also believe that our strength in this relatively stable market complements our strengths in other markets that are subject to greater market volatility.

    Industrial.  The market for semiconductors for industrial applications is highly fragmented in terms of both suppliers and customers. It is characterized by a large number of both standardized and application-specific products. These products are employed in a large number of diverse applications in many industries such as factory automation, power supply and consumer products.

    We supply a diverse range of semiconductor products based on approximately 1,500 different chip types to approximately 1,100 customers for use in industrial automation and control systems. These products comprise power modules, discrete semiconductors and controllers.

    Our industrial products are used in a wide range of applications, such as:

  •
  Power supplies, divided into two main categories: uninterruptible power supplies, such as power backbones for Internet servers; and switched-mode power supplies for PCs, as well as battery chargers for mobile phones, notebook computers and other handheld devices;

  •
  Drives for machine tools, motor controls, pumps, fans and heating, ventilation, air-conditioning systems and transportation;

  •
  Industrial automation, meters and sensors; and

  •
  Other industrial applications such as power distribution systems and medical equipment.

    Within the industrial segment, we focus on two major application segments, power management and supply and power conversion. We provide differentiated products combining diverse technologies to meet our customers' specific needs. We have identified white goods applications as an area of future focus.

    In October 2000, we acquired a 49% share of SiCED, a joint venture with Siemens, to develop silicon carbide power semiconductors.

Memory Products

    Our Memory Products business group develops, manufactures and markets semiconductor memory products with various packaging and configuration options and performance characteristics for use in standard and embedded memory applications. We were the fourth largest producer of DRAM in terms of revenues in 2000, with a worldwide market share of approximately 9.4%.

    The global market for DRAM has experienced strong cyclicality. The market substantially declined in terms of value in the late 1990s, with sales declining from approximately $41 billion in 1995 to approximately $14 billion in 1998, before rising to approximately $29 billion in 2000. Total sales in this market have again declined substantially to approximately $8 billion in the first eight months of calendar year 2001. As measured in megabits, however, demand, which increased substantially from 13 billion megabits in 1995 to 252 billion megabits in 2000, was 222 billion megabits in the first eight months of calendar year 2001. On a per-megabit basis, average selling prices for our DRAM products declined by approximately 65% in the 1998 financial year and 21% in the 1999 financial year, rose 11% in the 2000 financial year, and then further declined by approximately 70% in the 2001 financial year. The turn-around in the 2000 financial year reflected capacity constraints in the semiconductor industry, a substantial increase in demand for DRAMs on a per-megabit basis, and the stabilization of the prices for these products, all of which contributed to substantially higher revenues in our 2000 financial year. The substantial price decline in the 2001 financial year—which resulted from worldwide oversupply due to reduced demand, especially in the PC segment—resulted in a substantial reduction in revenues from this business. Memory prices have historically been cyclical in nature, with periods of relative price stability followed by periods of steep pricing declines, such as the current downturn, driven by changes in industry capacity at different stages of the cycle. We cannot predict how long the current downturn will last.

    The memory market is characterized by a high degree of technological change, with successive generations of products succeeding each other with high frequency. This rate of change is expected to continue in the future.

    The highest share of volume of DRAM products is sold to the personal computer segment including desktop and notebook computers, followed by workstations and servers. Markets for the latter products are expected to grow substantially in the next few years, whereas the market for personal computers is expected to decline as a proportion of the total market. Networking and handheld applications, even though currently representing only a small portion of DRAM demand, are expected to show strong growth rates in the next years. Other applications of memory products include communications devices, computer peripherals, consumer products and graphics applications.

    Our principal memory products are mainstream DRAMs (128-Mbit), high-end DRAMs (256-Mbit), and high-performance specialty DRAMs, as well as embedded DRAM products. We also offer ICs for mass storage applications based on logic technology and embedded DRAM technology. 128-Mbit DRAMs formed the largest part of our memory products sales in the 2001 financial year. We expect that these products will be largely replaced by 256-Mbit DRAMs in the 2002 financial year, and we believe that we are well-positioned to be a major player in the nascent market for these products. We believe that, depending on market condictions, high-end products such as 256-Mbit DRAMs can offer opportunities to mitigate the effects of the cyclical nature of the memory products market.

    Our current product portfolio for commodity products includes Single Data Rate and Double Data Rate SDRAMs as well as DRAMs using Rambus architecture. Single Data Rate SDRAMs are being sold in 64-Mbit, 128-Mbit and 256-Mbit configurations. In addition, we are currently offering 256-Mbit DDR (double data rate DRAM) products. These products have been qualified at major key accounts for PC and server applications and have been validated on Intel platforms. Our next DDR-product is expected to be a 128-Mbit DDR dedicated to the PC-market. We will start with customer sampling for this product in the fourth quarter of calendar year 2001. Both the 128-Mbit and the 256-Mbit DDR have been designed and are manufactured using our 0.17 micron technology.

    In addition to the commodity products, we have started to introduce various high-performance specialty DRAMs like Mobile-RAMs, reduced latency DRAMs and graphic DRAMs (SGRAMs). The Mobile-RAM is a low-power SDRAM mounted in a small chip-size package and is dedicated to the market of Smart Phones, Personal Digital Assistants (PDAs) and palm-size computers. Samples of the 128-Mbit Mobile-RAM are available now and volume production is expected to start by the end of calendar year 2001. The reduced latency DRAM (RLDRAM) will be used for networking applications in high-end servers and routers. This type of DRAM offers high bandwidth and fast random SRAM-like data access. Volume production is expected to start to ramp early in 2002. We have partnered with Micron Technology to be able to offer the RLDRAM product line from two sources to our customers. This cooperation will also continue in future generations of RLDRAM products.

    The Memory Products business group has developed a next-generation hard disk drive (HDD) controller IC with embedded DRAM in 0.18 micron technology.

    In addition to these products, we are also engaged in the development of new generations of standard DRAMs with 512-Mbit and with one gigabit of capacity used for future IT infrastructure applications. Furthermore, we are participating in the development of future DRAM architectures like ADT (advanced DRAM technology) and DDR II.

    We believe we are a leader in DRAM process technologies and small chip sizes. Reduction of chip sizes is one of the key factors for cost reduction. In addition to standard DRAM technology, we also offer ASICs with embedded DRAMs. ASICs with embedded DRAM eliminate the need for chip-to-chip interfaces and are particularly well-suited for applications where component space saving, power saving and higher bandwidth are important, such as the graphics for notebook and personal computers, personal digital assistants and mobile devices.

    All of our production facilities have been fully converted to our 0.17 micron technology, including our new 300-millimeter wafer facility at Dresden. With the volume production of high-density 256-Mbit SDRAM already under way and the first samples of high-density 512-Mbit DRAMs already delivered to certain strategic partners, both using its advanced 0.14 micron process technology, we expect to achieve significant manufacturing cost reductions.. The conversion to 0.14 micron technology is expected to be completed in calendar year 2002.

    We have invested heavily throughout the DRAM market cycle, including during the last downturn in 1998, to maintain and build upon our leadership in DRAMs and high-end process technology. We aim to continue to be a worldwide leader in DRAM process technology. Due to our belief in the positive long-term growth prospects of the memory business, we have maintained our 300-millimeter plans and we expect to complete the expansion of our new Dresden production facility in the first half of calendar year 2002 and to ramp up production quickly thereafter. It will be one of the first production facilities of its kind worldwide to manufacture semiconductors on a production scale using 300-millimeter technology. This technology will initially be used for DRAM production and should eventually enable us to significantly reduce our per-unit production costs. Due to current market conditions, however, we have delayed equipping our Richmond manufacturing facility with 300-millimeter technology, and do not expect to do so until at least financial year 2003. In addition, we have licensed further technologies to ProMOS, granting it the right to manufacture, develop and sell all of our DRAM products using 0.17 micron, 0.14 micron and 0.12 micron production processes, as well as to utilize our 300-millimeter technology. In addition, in March 2001, we signed a joint venture agreement with UMC for the construction and operation of a 300-millimeter front-end production site in Singapore. Although we have reduced our planned investments for calendar year 2002 in response to the current market conditions, we are still committed to our productivity improvement roadmap including the shrinking to next generation technologies and the conversion of the DRAM production from 200-millimeter wafers to 300-millimeter wafers.

    As a consequence of the current downturn in the semiconductor market, we have adjusted the business strategy of our Memory Products business group. Within the embedded DRAM segment, we have decided to suspend the launching of new projects and the development of future embedded DRAM technology generations. Nevertheless, we are committed to fullfilling our contracts and obligations in this area and continue to support other Infineon business units that may need embedded DRAM technology for their customers.

    Although the market for DRAM has experienced severe price erosion in financial year 2001, we expect to benefit from any potential future increases in demand for DRAMs resulting from increased demand for servers and for personal computers with Internet access. We also believe that our leading role in high-end and high-performance DRAMs provides us with opportunities in the market for workstations and servers.

Security & Chip Card ICs

    Our Security & Chip Card ICs business group develops, manufactures and markets security controllers, security memories and other semiconductor and systems solutions for use in applications requiring special security features. According to industry data, we are the world's largest manufacturer of chip card ICs, with an approximate 34% share of the market in 2000, down from 43% in 1999, as we lost customer business to smaller manufacturers that were able to satisfy demand while we faced capacity constraints.

    The market for security and chip card ICs is driven by the trend toward increased security requirements in such aspects of everyday life as telecommunications, banking, health services and electronic commerce and Internet communications. The market for these products is currently more developed in Europe than in the United States or Asia. Security controllers, which are complete computer systems on a chip providing security features like access control, encryption and copy protection, account for the bulk of the market. Security memories, which combine memory with security logic functions to provide secure data storage, access and communication, account for the remainder.

    Our security and chip card IC products include:

  •
  Chip card ICs, including both security controllers and security memory ICs for cards and for terminals that read them. With ICs for both cards and terminals, we provide complete systems solutions for chip card applications regardless of configuration. Our key applications are in the field of mobile communication (e.g. SIM cards for GSM, UMTS), payment (e.g. credit/debit cards, e-purse, e-/m-commerce), telecom (prepaid cards), and personal identification (e.g. electronic signature, ID cards, health insurance cards, electronic ticketing). We plan to expand our portfolio by introducing next-generation high performance 32-bit security controllers with enhanced security features, multi-application capabilities and performance headroom for future applications.

  •
  MultiMediaCard™, a solid state secure storage device that combines high-capacity memories with small size. This combination of capacity and size makes our MultiMediaCard™ an alternative means of data storage for consumer products such as mobile telephones, personal digital assistants, digital cameras and music players. Furthermore this technology, combined with our security know how, will provide effective products for the enforcement of digital rights. To enhance our position in this market, we completed a joint venture relationship with Saifun Semiconductors Ltd. in May 2001 for the development of flash mass storage products.

  •
  Security ICs for use in security systems, secure data communications and electronic commerce. Our FingerTIP™ IC, for example, is a biometric sensor that registers and identifies fingerprints and that can replace personal identification numbers and passwords as a means of identification in applications such as mobile telephones and personal and notebook computers. In automotive applications, the FingerTIP™ IC can also be used for car access or to set and remember personal preferences for seat, steering wheel and mirror positions. Our security IC products also include high-performance cryptography ICs.

  •
  Identification system ICs, including standard and security identification ICs, which permit convenient, contactless identification of goods using radio-frequency devices. We can provide both the identification ICs and ICs for the terminals that read them. This is a new market for us. Potential fields of application include production, logistics, distribution and document management systems. Typical uses may include electronic air/land baggage tags and parcel identification tags. Identification tag ICs allow reliable brand protection and can protect against the counterfeiting of products.

    Success in the market for chip card ICs requires close cooperation and a high level of confidence among the chip manufacturer, the card manufacturer, the systems integrator and the service provider. The market for security ICs requires a high level of customer support both before and after sales are made.

    Our technological expertise in circuit development, semiconductor process development, production and software have enabled us to achieve a leading position in chip card IC applications. With more than three billion units shipped, we have supplied a large portion of all chip card ICs currently in use, including banking cards, health insurance cards and identification cards, as well as prepaid telephone cards, an area in which we believe we are a market and technology leader. We are also supplying secure microcontroller chips for the U.S. Department of Defense smart card program. We intend to expand our security and chip card IC business to the United States and Asia/Pacific markets as they develop.

Joint Venture with OSRAM

    Until August 2001, we participated in a joint venture with OSRAM, a Siemens subsidiary, for the production of opto components for lighting and display applications. We sold our portion of the joint venture to OSRAM for approximately EUR565 million in cash.

Customers, Sales and Marketing

Customers

    We sell our products to customers located in Germany, the rest of Europe, the United States and the Asia/Pacific region, including Japan. We sell to customers directly and through international and domestic distributors, including the Siemens sales organization.

    We target our sales and marketing efforts at approximately 340 semiconductor customers worldwide. Of these 340 target customers, approximately 40 are currently deemed major customers. We sell our products through our worldwide sales organization, as well as through distributors, sales representatives and, in some smaller markets, the Siemens sales organizations.

    Primary responsibility for the 40 major accounts lies with the key account managers within our individual business groups, which are supported by our sales organization. Our relationships with the additional 300 target customers are principally managed directly by our sales organization. In addition, our sales organization manages relations with our third-party sales representatives, which are located primarily in the United States, and with the Siemens sales organizations in certain countries. All other customers are served through our network of independent distributors, which are managed by our mass-market and partners group. This group coordinates all aspects of channel management and marketing activities of distributors worldwide. It also manages our relationships with contract semiconductor manufacturers, such as Flextronics and Solectron. In all cases, we seek to serve the individual customer through the most appropriate channel—and thereby to best serve our customers while minimizing our sales costs.

    Only one customer, the Siemens group, accounted for more than 5% of our net sales in the 2001 financial year.

    We focus our sales efforts on semiconductors customized to meet our customers' needs. We therefore seek to design our products in cooperation with our customers so as to become their preferred supplier. We also seek to create relationships with our major customers that have the most demanding technological requirements in order to obtain the system design expertise necessary to compete in the semiconductor markets.

    We have sales offices throughout the world. We believe that this global presence enables us not only to respond promptly to our customers' needs, but also to be involved in our customers' product development processes and thereby be in a better position to design customized ICs for their new products. We believe that cooperation with customers that are leaders in their respective fields provides us with a special insight into these customers' concerns and future development of the market.

    We believe that a key element of our success is our ability to offer a broad portfolio of technological capabilities to our customers. This ability permits us to balance variations in demand in different markets and, in our view, is a significant differentiating factor between us and many of our competitors.

    The following paragraphs provide more detailed information relating to the customers of each of our business groups.

    Wireless Communications.  Customers for cellular telephone applications demand products that range from our own complete system IC kits to ASICs that we produce to customer design and specifications. Customers for cordless telephone or Bluetooth applications typically purchase complete system IC kits. We seek to increase our wireless communications sales by offering complete systems solutions, including software.

    More than 50% of this business group's sales are to three major customers: the Siemens group, Sagem and Nokia, of which the Siemens group is the largest. We supply the major share of baseband

IC and radio-frequency requirements of Siemens and of Sagem. Nokia purchases from us mainly silicon discretes and, increasingly, radio-frequency ASICs.

    We believe that our status as an independent company has become an important factor in improving relationships with several of the business group's important customers.

    Wireline Communications.  The Wireline Communications business group sells products for telecommunications and wireless infrastructure applications primarily in Europe and the Asia/Pacific region, and products for the fast-growing Internet infrustructure primarily in the United States. Approximately one-half of this business group's sales are made to a small number of major accounts, with the remainder made to a larger number of direct customers and through distributors. The Siemens group is the business group's largest customer, followed by leading U.S. and European customers operating in the Internet infrastructure applications market.

    The business group's sales of wireline ICs and fiber-optics products have increased substantially in recent years as a result of the expansion of both the new wave Internet applications business and the traditional telecommunications business. The business group's market position in Japan and the rest of Asia, including China, has improved both in terms of fiber-optic products and in terms of products supporting voice and data applications.

    The wireline communications space has seen turbulent times in the 2001 financial year. We believe, however, that our ability to offer complete system-level solutions, backed up by the combination of both cutting-edge and traditional solutions, will help us in strengthening our relations with our customers.

    Automotive & Industrial.  In the automotive area, which includes sales of microcontrollers, our customer base includes most of the world's major automotive suppliers. Two major customers, Bosch and the Siemens group, together accounted for approximately one-third of the area's net sales in the 2001 financial year. Bosch purchases products mainly for automotive applications. The Siemens group, the fastest growing customer of this business group, purchases semiconductors for automotive and industrial applications. Sales of automotive products are made primarily in Europe and, to a lesser extent, the United States.

    In the industrial area, the Siemens group is the single largest customer, but the bulk of the industrial area's sales are made in small volumes to customers that are either served directly or through third-party distributors. Our sales of industrial products vary by type of product, with devices for drive and power conversion applications sold primarily in Europe and the United States, and devices for power management and supply sold primarily in Asia (other than Japan).

    Memory Products.  The Memory Products business group sells memory devices, primarily DRAMs, in the United States, Europe and the Asia/Pacific region, including Japan. We focus our marketing efforts for memory products on a number of manufacturers of personal computers and servers that are growing faster than others, that provide stable demand and that we believe to be good partners for product development. In the 2001 financial year, our major customers included leading computer manufacturers Compaq, Dell, Hewlett-Packard and IBM.

    The business group's major customers are served on a global basis, with sales efforts and deliveries in all regions where the customer has operations. For each of these major customers, the business group seeks to be among its top three suppliers of DRAMs in terms of both quality and volume. The business group also sells DRAM products on a commodity basis to a number of smaller customers.

    Security & Chip Card ICs.  The Security & Chip Card ICs business group derives a large portion of its revenues from large-scale projects. Four key accounts—Giesecke & Devrient, Gemplus, Oberthur Card Systems and SchlumbergerSema—accounted for the largest part of business generated. The business group's customers are mainly card manufacturers, acting both on their own account and as directed by their own service-provider customers. As service providers will play an increasingly important role in shaping the market in future years and as their technological requirements become more complex, we have a dedicated department that focuses on the creation of business opportunities and develpment of new markets for security applications. Most of the business group's sales are made to customers in Europe.

Sales and Marketing

    We make most of our net sales directly, with a comparatively small amount of sales made through our global network of distributors, including Avnet, and a very small portion of sales through the Siemens group sales organizations.

    In addition to dedicated sales personnel, we also appoint a single account manager to develop, maintain, manage and coordinate all aspects of our relationship and activities with each major customer. The account manager is assigned to the business group that has the highest potential sales to the customer. For those customers who purchase from more than one business group, the account manager also coordinates the worldwide sales of the other relevant business groups.

    We also serve our regional accounts through our sales organizations, except in some smaller markets such as Spain, Portugal, Switzerland and Poland, where we use the Siemens group sales organizations. Our regional accounts tend to be key players in their local markets, with high revenue potential or with the potential to become major customers.

    We increasingly serve customers other than direct target customers through our worldwide network of independent distributors. In particular, we have a global distribution agreement with Avnet. Our distributor network is managed by our mass market & partners group, which coordinates all aspects of distribution channel management and broad market activities for distributors worldwide.

    In past years we generally made our sales through dedicated personnel in the Siemens group sales organization. These sales were of two sorts. The first comprised sales directly by us to the end customer, for which the Siemens group sales organizations received a commission. The second comprised sales by us to the Siemens group sales organizations for resale to third parties. This second type of sales accounted for 9% in our 1999 financial year, 4% in our 2000 financial year and 2% in our 2001 financial year. We ceased making this type of sales to Siemens during the 2001 financial year.

    As of September 28, 2001, we had approximately 2,300 direct sales and marketing employees, including sales and marketing personnel both in our regional sales offices and in our business groups. Most of these employees are trained engineers who not only act as sales representatives but also provide technical support.

    Historically, depending on the region, up to 30% of the compensation paid to sales personnel has been tied to performance. Part of this variable portion is tied to our revenues and the number of purchase contracts we enter into with customers and part to economic value added and the achievement of individual goals. We would expect that the proportion of fixed to variable compensation would reflect prevailing market practice in the respective regions.

    We use an Internet-based system solution to deepen our relationship with our customers and improve our service to them, all with a view to reducing response time and increasing customer coverage.

    We have implemented dedicated advertising campaigns in the general and trade press to establish and strengthen our identity as an independent semiconductor provider. We intend to sustain our advertising efforts and to participate actively in trade shows and events to strengthen our brand recognition and industry presence.

Backlog

    Standard Products.  Cyclical industry conditions—in the memory market, in particular—make it difficult for many customers to enter into long-term, fixed-price contracts and, accordingly, new order volumes for our semiconductor products fluctuate significantly. Generally, most of our products are priced once a month and orders are accepted with acknowledgment that the terms may be adjusted to reflect market conditions at the delivery date. We believe that, for these reasons, and because customers may want to change the date on which products are delivered or to cancel orders, backlog of standard products such as memory products is not a reliable indicator of future sales.

    Non-standard Products.  Logic products are more customized than memory products. Therefore, orders are generally made and prices are determined well in advance of delivery. Quantities and prices of these logic products may nevertheless change between the times they are ordered and delivered, reflecting changes in customer needs and industry conditions. During periods of industry overcapacity and falling sales prices, customer orders are generally not made as far in advance of the scheduled shipment date as during periods of capacity constraints. The resulting lower levels of backlog reduce management's ability to forecast optimum production levels and future revenues.

    The following table shows our backlog for logic products at the dates specified:

Backlog as of

(EUR in millions)
September 30, 2001	1,189
September 30, 2000	2,427
September 30, 1999	1,004

    We include in backlog only those orders for which we have received a completed purchase order. Reduced demand, order cancellations and postponements of deliveries under existing purchase contracts during the second half of the 2001 financial year resulted in rising inventories and reduced backlog at the end of the period. The increase in backlog at the end of the 2000 financial year compared with prior financial years was mainly due to the significantly increased demand for semiconductors experienced industry-wide, particularly in the last six months of the 2000 financial year, and to the fact that we were operating at or near production capacity for many applications and were therefore unable to satisfy increased order levels during the period. Because of possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

Competition

    The markets for many of our products are intensely competitive. We face significant competition in each of our product lines. We compete with other major international semiconductor companies, some of which have substantially greater financial and other resources with which to pursue engineering, manufacturing, marketing and distribution of their products. Smaller niche companies are also increasing their participation in the semiconductor market, and semiconductor foundry companies have expanded significantly. Competitors include manufacturers of standard semiconductors, application-specific ICs and fully customized ICs, including both chip and board-level products, as well as customers that develop their own integrated circuit products and foundry operations. Some of our competitors are also our suppliers or customers of the Siemens group. We also cooperate in some areas with companies that are our competitors in other areas.

    The following table shows key competitors for each of our business groups in alphabetical order:

Key Competitors By Business Group

Wireless Communications	Conexant, Hitachi, National Semiconductor, Philips, Rohm, ST Microelectronics, Texas Instruments and Toshiba
Wireline Communications	Agere, Agilent, AMCC, Broadcom, Intel, Mindspeed, Motorola, PMC-Sierra, ST Microelectronics, Texas Instruments, Sumitomo and Vitesse
Automotive & Industrial	Fairchild, International Rectifier, Mitsubishi, Motorola, NEC, ON Semiconductors, Philips, ST Microelectronics, and Toshiba
Memory Products	Hynix, Micron Technology, NEC and Samsung
Security & Chip Card ICs	Atmel, Hitachi, Philips and ST Microelectronics

    Competition among semiconductor suppliers has intensified in recent years. Memory products, particularly DRAM ICs, have seen the fiercest competition, but we expect that competition among suppliers of ICs used for logic products will become at least as intense, if not more so, in the next few years.

    We compete in different product lines to various degrees on the basis of price, product design, technical performance, production capacity, product features, product system compatibility, delivery times and quality. Innovation and quality are competitive factors for all business groups. Production capacity and delivery reliability play a particularly important role in the Memory Products business group, where customers demand delivery within a very short period of time, and in the Automotive & Industrial business group.

    Our ability to compete successfully depends on elements both within and outside of our control, including:

  •
  successful and timely development of new products and manufacturing processes;

  •
  product performance and quality;

  •
  manufacturing costs, yields and product availability;

  •
  customer service;

  •
  pricing; and

  •
  ability to meet changes in our customers' demands by altering production at our facilities.

    Entry into semiconductor manufacturing, particularly DRAM manufacturing, requires substantial capital expenditures and significant technological and manufacturing expertise. We believe this provides us with a significant time-to-market advantage over any potential new entrant in the DRAM market.

Manufacturing

    Our production of semiconductors is generally divided into two steps, referred to as the front-end process and the back-end process.

    Front-end.  In the first step, the front-end process, electronic circuits are produced on wafers made either of silicon or, in some cases, gallium-arsenide, which we buy from outside sources. The front-end production process involves a series of patterning, etching, deposition and implantation processes. At the end of the front-end process, we test the chips for functionality.

    We believe that we are one of the leaders in the semiconductor industry in terms of the structure size on our wafers. Structure size refers to the minimum distances between electronic structures on a chip. Smaller structure sizes increase production efficiencies in the manufacture of memory and logic products. The structure size of our current logic products is as small as 0.18 micron using copper wiring. The structure size of our current memory products is as small as 0.17 micron.

    High-end mask technology is a prerequisite for achieving small structure size. A mask is a master image of a circuit pattern used to produce ICs. We design all of the masks that we use in the patterning part of the front-end process at our Munich Balanstrasse facility.

    Our front-end manufacturing facilities for memory products and advanced logic ICs mainly use 8-inch (200-millimeter) silicon wafers. In 1999, our Semiconductor300 joint venture produced the world's first 256-Mbit DRAM chip from a complete 12-inch (300-millimeter) pilot line, using advanced 0.19 micron technology. The first product to be qualified on 300-millimeter wafers was our 64-Mbit DRAM. The product was produced in volume and shipped to our customers. Our 256-Mbit DRAM chip has been qualified for shipment and is being produced and delivered to customers. We have obtained production and shipment qualification for the 0.17 micron technology on 300-millimeter wafers, and expect to obtain such qualification for 0.14 micron technology in early 2002. We believe that this new technology, utilizing larger wafers, could result in higher production efficiencies and reduced costs on a per-unit basis.

    Back-end.  In the second step of our semiconductor production, the back-end process, the processed wafers are ground and mounted on a synthetic foil, which is fixed in a wafer frame. Mounted on this foil, the wafer is diced into small silicon chips, each one containing a complete integrated circuit. A "pick and place" machine removes individual chips from the foil and glues them onto lead-frames, which hold the future pins of the product. The next step is creating electrical links between the chip and the pins, called bonding. Then all the process steps "inside" the package are finished and the chips are molded with compounds. After a punching and pin bending process, the semiconductor undergoes final functional tests.

    We believe that our back-end facilities are equipped with the latest technology, enabling us to perform assembly and test on a cost-effective basis. These facilities also provide us with the flexibility needed to customize products according to individual customer specifications. We believe that our back-end facilities provide an important competitive advantage, especially with respect to IC testing and discrete devices.

Facilities

    We operate manufacturing facilities around the world, including through joint ventures in which we participate. The following table shows selected key information with respect to our current manufacturing facilities:

Current Manufacturing Facilities

	Year of commencement of first production line	Principal products or functions
Front-end facilities:
wafer fabrication plants
Dresden, Germany(1)(2)	1996	DRAM, ASICs with embedded DRAM and embedded Flash memory, logic ICs
Richmond, Virginia(1)	1998	DRAM
Hsinchu, Taiwan(1)(3)	1997	DRAM
Essonnes, France(1)(4)	1963(5)	Logic Ics and ASICs with embedded DRAM
Munich Perlach, Germany(6)	1987	High frequency
Villach, Austria(7)	1979	Power, smart-power and discretes
Regensburg, Germany(8)	1986	Non-volatile memory, power and logic ICs
Pretzfeld, Germany(9)	1946(10)	High power
Warstein, Germany	1947(11)	High power
Back-end facilities:
assembly and final testing plants
Dresden, Germany(1)	1996	DRAM components and modules
Richmond, Virginia(1)	1998	DRAM components and modules
Porto, Portugal(1)	1997	DRAM components
Malacca, Malaysia(1)(12)	1973	DRAM components and modules, discretes, opto components
Singapore	1970	Assembly & test for newer lines of logic ICs
Batam, Indonesia(13)	1996	Assembly & test for more mature lines of logic ICs
Burgweinting, Germany	2000	Chip card modules
Wuxi, China	1996	Opto couplers and testing of baseband ICs
Berlin, Germany	1986	Fiber optic components and modules
Trutnov, Czech Republic	1994	Fiber optic cables, components and modules
Pretzfeld, Germany(9)	1946(10)	High power
Warstein, Germany	1947(11)	High power
Cegléd, Hungary	1997	High power
(1)
During the 2001 financial year, we produced DRAM principally in 64-Mbit, 128-Mbit and 256-Mbit configurations.

(2)
Approximately 30% of the 8-inch capacity was used for the production of non-memory ICs in the 2001 financial year.

(3)
ProMOS Technologies, a joint venture with Mosel Vitelic in which Siemens holds an approximately 33% interest in trust for us.

(4)
ALTIS Semiconductor, our joint venture with IBM in which we own 50% plus one share. Our share in the production of the joint venture is 50%.

(5)
The current main production line began operations in 1991.

(6)
Also contains our 6-inch gallium-arsenide production line.

(7)
We are in the process of converting this facility from 6-inch to 8-inch processes.

(8)
This production facility will be converted from 6-inch to 8-inch wafers. In 2001 we started the construction of a new fab shell to extend the cleanroom capacity.

(9)
In order to improve productivity, we are transfering our production lines to the Warstein and Cegléd facilities and intend to shut down this facility. We expect that this process will be completed by the end of the first half of calendar 2002.

(10)
The current main production line began operations in 1974.

(11)
The current main production line began operations in 1991.

    Our front-end facilities currently have a capacity of approximately 75,000 wafer starts per week. The reduction in chip demand has caused underutilization in some of our fabs. However, we have been able to mitigate this to some extent by exploiting our flexibility to convert production to DRAM, by re-allocating the capacity to automotive products, and by our ability to scale back our use of silicon foundries in selected product areas. Generally we use foundries to assist us in meeting demand for increased volumes. We have made increasing use of the foundry capabilities of UMC, particularly with respect to EEPROM, flash technology for our chip card IC products, and CMOS baseband products for wireless communications.

    In 1998, we introduced our memory "fab cluster" concept. It consists of our world-class fabrication facilities in Dresden, Hsinchu and Richmond and corresponding back-end sites in Dresden, Malacca, Richmond and Porto. The fab cluster concept allows us to use best processes to maximize quality and enables us to ship memory products from multiple sites. We can therefore supply memory products to anywhere in the world from any of the fabrication facilities in our fab cluster. We believe that the fab cluster reduces our exposure to delivery problems such as those resulting from the Taiwan earthquake in 1999. Also, by locating our facilities in different areas, we can recruit talent globally.

    We had no unplanned production stoppages in the 2001 financial year.

    In March 2001 we signed a joint venture agreement with UMC for the construction and operation of a 300-millimeter front-end production site in Singapore. See "—Acquisitions and Dispositions".

    We have completed the construction of a new production facility at our Dresden site to expand our manufacturing capacity using 300-millimeter technology. The start of production is planned for early 2002. This facility is expected to involve capital expenditures of approximately EUR1.4 billion in the aggregate. We are funding this investment from borrowings, investments by third parties, cash flow from operations and other available funds. We have also applied for governmental subsidies in connection with this project, but can provide no assurance that such subsidies will be granted in a timely fashion or at all.

    In addition, our associated company ProMOS is in the process of constructing a facility for production using 300-millimeter wafers. Equipment installation started in July of this year.

    We also intend to establish a new 300-millimeter facility for the production of memory products at our Richmond site. However, the further set-up of the facility has been put on hold pending improvement of the memory demand situation.

    We have devoted substantial resources to reducing our production costs over the past several years and believe that costs at our Dresden and Richmond DRAM fabrication facilities and our joint venture DRAM facility in Hsinchu are currently comparable with those of our lowest-cost competitors.

Research and Development

    Research and development (R&D) is critical to our success, and we are committed to maintaining high research and development expenditures. Although we have historically increased our absolute levels of R&D expenses, we have nevertheless generally managed to reduce the level of these expenses relative to our net sales and to keep these expenses in the range of 14% to 16% of net sales. Due to the difficult market conditions in the recent period, however, we have streamlined our R&D efforts. The table below sets forth information with respect to our research and development expenditures for the periods shown:

Research and Development Expenditures

	Financial year ended
	September 30,
	1999	2000	2001
Expenditures in millions (net of subsidies received)	EUR739	EUR1,025	EUR1,189
As a % of net sales	17%	14%	21%

    We conduct the bulk of our R&D activities in the following areas: product development, process technology, reusable cores and modules, computer-aided design and libraries, packaging technology and basic research.

    Logic ICs are more differentiated than memory ICs and require a greater variety of intellectual property and more sophisticated design. We believe that our emphasis on intellectual property and methodologies for logic ICs and their protection through patents will enable us to strengthen our position in the logic IC market and that our expertise in mixed-signal devices is a particular competitive strength.

    Process technologies have been another important focus for our R&D activities, as we have sought to reduce structure sizes and develop new processes. We are have been ramping up a high-performance process technology using structure sizes of 0.13 micron, allowing for up to eight layers of metallization using copper, and have delivered the first products to our customers using this advanced technology. We have a technology roadmap for the next several years encompassing structure sizes down to 0.10 micron and below. Our process technologies benefit from many modular characteristics, including special low-power variants, analog options and high-voltage capabilities.

    In recent years we have also devoted substantial resources to improving our R&D abilities generally and, in particular, to improving our computer-aided design, or CAD, systems, and developing our libraries. CAD systems are a crucial tool for our product designers. Libraries are databases that contain templates and standard designs for elements that are common to multiple products. We believe that our efforts in these areas enable us to reduce development cycle times.

    We also incur R&D expenditures through the purchase of businesses that have R&D projects in process, but which have not yet reached the technological feasability stage. In financial year 2001, we incurred in-process R&D charges of EUR69 million related to the acquisitions of Ardent and Catamaran, while in financial year 2000 we had a similar charge of EUR26 million related to Savan.

    Our R&D activities are primarily application-focused and, accordingly, are conducted and managed mainly within our business groups. A central development group conducts those R&D projects that are of strategic importance, where the results are used across all business groups—for example, in process-technology development. We also maintain a small but highly qualified central research organization, which conducts basic research.

    We maintain an extensive network of cooperation arrangements with technical institutes and universities to remain current with technological developments.

    Research and development activities are conducted at locations throughout the world. The following table shows our significant research and development locations and their respective areas of competence:

Research and Development Locations

Location	Areas of Competence
Munich, Germany	Main product development site; CAD, library, simulation technologies, layout synthesis, mixed signal, radio-frequency, DRAM, 16-bit microcontrollers, ASICs with embedded DRAM, chip card ICs
Aalborg, Denmark	Systems for wireless communications
Bangalore, India	Software development
Berlin, Germany	Fiber optics
Bristol, England	32-bit microcontrollers, computer peripherals
Dresden, Germany	Flash and DRAM technology development
Düsseldorf, Germany	Mobile communications, radio frequency
Duisburg, Germany	Microcontrollers and power controllers
Durham, North Carolina	DRAM development
Graz, Austria	Chip card ICs, radio frequency
Grenoble, France	High-speed communications ICs
Linz, Austria	Radio frequency
Longmont, Colorado	ICs for hard drive controllers
Mountain View, California	Communications ICs
Netanya, Israel	Communications ICs
Nashua, New Hampshire	Radio frequency
Nuremberg, Germany	Software for wireless systems
Padua, Italy	Automotive and industrial ICs
Princeton, New Jersey	Radio frequency
Regensburg, Germany	Packaging, testing
San Jose, California	32-bit microcontrollers, computer peripherals, communications ICs
Santa Cruz, California	ICs for hard disk drive controllers
Singapore	Logic ICs, 8-bit microcontrollers, telecommunications, audio/video
Sophia Antipolis, France	Modules for radio-frequency ICs, digital signal processing, library
Tel Aviv, Israel	Digital signal processing
Ulm, Germany	Radio frequency
Villach, Austria	Power semiconductor products, mixed signal, automotive and telecommunications applications
Warstein, Germany	High power semiconductors
Williston, Vermont	High-performance DRAM

    We believe that our technical staff is a key to our success in the area of research and development. At September 28, 2001 our research and development staff consisted of approximately 5,500 employees working in our R&D units throughout the world. Our goal is to attract and retain the most highly qualified technical personnel for our research and development team. To this end, we aim to offer a competitive compensation package, including participation by key staff in our share option program.

Intellectual Property

    Intellectual property rights in various Infineon products include patents, copyrights, trade secrets, trademarks, utility models, design patents and maskwork rights. Our patents primarily relate to IC designs and process technologies. We believe that our intellectual property is a valuable asset and intend to protect our investment in technology.

    At September 28, 2001, we owned more than 31,100 patents or pending patent applications in countries throughout the world. These patents make up approximately 6,900 patent "families", or groups of patents and patent applications originating from the same invention. At September 28, 2001, approximately 85% of our patent families included granted patents or patent applications registered in Europe, approximately 48% included granted patents or patent applications registered in the United States, and approximately 38% included granted patents or patent applications registered in Asia. We filed patent applications for some 1,800 patent families around the world in the 2001 financial year. As of September 28, 2001, approximately 2,650 of our patent families included at least one patent granted in the United States or Europe.

    In connection with our formation, the Siemens group transferred most of its semiconductor-related intellectual property to us. Further to our formation as a separate legal entity and in preparation for our initial public offering in March 2000, we entered into a patent cross-license agreement with Siemens. Under this agreement, among other things:

  •
  Siemens has granted us the right to use all of the more than 100,000 patents and related intellectual property rights that Siemens owns (the "Siemens Patents"). The agreement enables us to use these patent rights within the scope of our business, subject, in the case of information handling systems, to restrictions on our ability to use them in new spheres after such date as Siemens ceases to own or control more than 50% of our company's shares.

  •
  Siemens has granted us the right to sublicense the Siemens Patents within the scope of our business pursuant to cross-license agreements entered into before such date as Siemens ceases to own or control more than 50% of our company's shares. We may only grant such license rights, however, with respect to products that are part of other products that are themselves within the scope of our business. In addition, we may not grant third parties "have made" rights with respect to the Siemens Patents, nor may we cross-license Siemens Patents that relate to information handling systems.

  •
  We have granted Siemens the right to use and sublicense within the scope of its business approximately 15% of the 20,000 patent rights that Siemens transferred to us upon the formation of our company (the "Dual Use Patents").

  •
  We have granted Siemens the right to assert the Dual Use Patents insofar as they relate to the scope of its business activities. Siemens has agreed, however, that it will not exercise this right of assertion against any of our customers in respect of any part of such customer's products that contains a product of ours, unless this right is asserted for defensive purposes.

  •
  We have agreed that we will not exercise our right to assert the Dual Use Patents against Siemens' customers in respect of any part of such customer's products that contains a product of Siemens, unless this right is asserted for defensive purposes.

  •
  Siemens and we have agreed that any license to third parties of Dual Use Patents that could fall within the scope of either Siemens' business or our business will be negotiated by the party first involved, acting with the consent of the other.

  •
  We have granted Siemens the right to use all of our patent and related intellectual property rights other than the Dual Use Patents (the "Infineon Patents") within the scope of its business, subject, in the case of information handling systems, to restrictions on Siemens' ability to use the

  Infineon Patents in new spheres after such date as Siemens ceases to own or control more than 50% of our company's shares.

  •
  We have granted Siemens the right to sublicense the Infineon Patents within the scope of its business pursuant to cross-license agreements entered into before such date as Siemens ceases to own or control more than 50% of our company's shares. Siemens may only grant such license rights, however, with respect to products that are part of other products that are themselves within the scope of Siemens' business. In addition, Siemens may not grant third parties "have made" rights with respect to the Infineon Patents, nor may Siemens cross-license Infineon Patents that relate to information handling systems.

    Our intellectual property position is also protected by cross-license arrangements with other major industry participants. A number of these arrangements were originally concluded between Siemens and the third party, and have been transferred to us by Siemens. We have also entered into cross-license arrangements with other parties that extend or transfer to us the relevant company's existing cross-license arrangements with Siemens. In addition, we are engaged in continuing negotiations with several major industry participants regarding new cross-license arrangements. In several of these cases, the other party has an existing patent cross-license with Siemens, and we are seeking to extend our rights under that license to the period after we cease to be a Siemens subsidiary. In other cases, the license between the other party and Siemens has expired, but Siemens and the other party retain rights to utilize patents licensed to each other prior to expiration of the license. In those cases, we are seeking a new cross-license with the third party. In both of these instances, the other party will retain the rights that it has under the existing license agreement with Siemens (or the continuing rights that it has under the expired agreement with Siemens) even after we cease to be a Siemens subsidiary, including rights to utilize some or all of the patents that Siemens transferred to us in connection with our formation. We are also negotiating with parties with whom Siemens has never had a license agreement, and these negotiations would involve entirely new arrangements. We cannot assure you that any of these negotiations will be successfully concluded.

    Siemens Pension Trust owns approximately 13.5% of the shares of our company. We understand that, under the Siemens Pension Trust documents, the pension trust may receive instructions from Siemens as to the voting of the shares while they are owned by the trust. Siemens may therefore be deemed to control those shares within the meaning of the patent cross-license agreement between us and Siemens. It may also be deemed to own or control those shares within the meaning of the patent cross-license agreements that it has with third parties and from which we benefit so long as we remain a Siemens subsidiary. We cannot assure you that the shares held by the Siemens Pension Trust would be deemed to be held by Siemens itself for purposes of determining whether we remain a subsidiary of Siemens under the third-party patent cross-license agreements. Nor can we assure you that Siemens will retain the ability to influence such voting rights in the future, or that the Siemens Pension Trust will not itself dispose of our company's shares.

    Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products and their design and manufacturing processes. To that end, we have obtained many patents and patent licenses and intend to continue to seek patents on our inventions and manufacturing processes. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide us with meaningful protection or any commercial advantage. In addition, effective copyright and trade secret protection may be unavailable or limited in some countries. Competitors may also develop technologies that are protected by patents and other intellectual property rights, and therefore such technologies may be unavailable to us or available to us only on unfavorable terms and conditions. Litigation, which could demand financial and management resources, may be necessary for us to enforce our patents or other intellectual property rights. For example, Rambus Inc. filed suits against us in August 2000, alleging infringement of its intellectual property rights. For more information, see "—Legal Matters—Litigation".

Strategic Alliances

    Cooperation in product design, development and manufacturing between semiconductor suppliers and customers is increasing in response to the growing diversity and complexity of semiconductor products and applications, the demands of technological change and the costs associated with keeping pace with industry developments. Alliances with customers provide the manufacturer with valuable systems and applications know-how and access to markets for key products, while allowing the manufacturer's customers to share some of the risks and benefits of product development. Customers also gain access to the manufacturer's process technologies and manufacturing infrastructure. Alliances with other semiconductor manufacturers permit costly research and development and manufacturing resources to be shared to mutual advantage for joint technology development.

    As part of our strategy, we have entered into a number of long-term strategic alliances with leading industry participants for the manufacture of products and for research and development relating to the development of new products and manufacturing process technologies. These strategic alliances are primarily in the areas of memory and wireline communications. They confer a number of important benefits, including:

  •
  worldwide access to the expertise of other industry leaders in their respective areas, including manufacturing competence in new locations and additional experienced research and development employees;

  •
  the sharing of risks inherent in the development and manufacture of new products;

  •
  the sharing of costs, including production ramp-up costs and research and development costs; and

  •
  efficiency gains, including reduced time to market of new generations of semiconductor devices and economies of scale.

Memory Products

    In order to maintain our technological leadership in the DRAM market and to share start-up costs inherent in bringing out successive generations of memory products, we have entered into a number of strategic alliances with selected partners for research and development and manufacturing activities in relation to memory products.

    The following table shows our most important memory-related strategic alliances, as well as their respective activities and locations:

Long-term Alliances for the Memory Products Business Group

Partner	Technology	Activity	Location
IBM	Beyond 256-Mbit	R&D in both product and technology development	East Fishkill, New York/Burlington, Vermont
	MRAM (magnetic non-volatile memory)	R&D in both technology development and early stage product development	East Fishkill, New York
	Up to 256-Mbit	R&D in both product and technology development	East Fishkill, New York/Burlington, Vermont
Toshiba	FeRAM (ferro-electric non-volatile memory)	R&D in both product and technology development	Yokohama, Japan
Mosel Vitelic	0.17 micron to 0.12 micron	Product design	Hsinchu, Taiwan

    In January 2000, we entered into a cooperation arrangement with five other leading semiconductor companies to develop high-performance advanced DRAM technology. Together with our partners in this arrangement—Hyundai Electronics (now Hynix), Intel Corporation, Micron Technology, NEC Corporation and Samsung Electronics—we will seek to develop the architecture, electrical and physical design and related infrastructure for advanced DRAM technology targeted at potential applications in 2003 and beyond. This co-operative effort will seek to ensure that future developments in DRAM are consistent with the evolution of microprocessor and system architecture in a wide range of future systems. Other interested semiconductor companies will be able to join this arrangement during the development process and to review and comment on the specifications as they develop. Final specifications will be made publicly available to all interested parties.

Principal Alliances

    Our principal alliances are with IBM, UMC, Intel and Mosel Vitelic:

    IBM.  In 1991, we entered into a cooperation arrangement with IBM under which IBM manufactured DRAM products in its Essonnes facility and we received a share of the production. In 1997, we entered into a joint development agreement with IBM to develop process technologies for manufacturing logic products. Based upon our history of cooperation with IBM, we agreed with IBM to convert the Essonnes facility to production of logic devices and to convert the existing production cooperation arrangement into a joint venture called ALTIS Semiconductor. We own 50% of the joint venture's shares plus one share and IBM owns the rest. Each of our company and IBM have one vote at the joint venture's shareholders meeting, and each of our company and IBM is entitled to nominate one of the joint venture's two chairmen. The joint venture became effective on July 12, 1999, and the facility's conversion to logic production has been completed.

    The joint venture agreements impose certain restrictions on the ability of each of the shareholders to sell or transfer its shares in the joint venture, and also provide that each shareholder may acquire the other's shares at appraised value if the other shareholder undergoes a change of control. For this purpose, "change of control" means the acquisition by a third party of more than 35% of the outstanding equity of the other shareholder or any consolidation, merger or reorganization of the other shareholder in which it is not the surviving corporation. Each of Infineon and IBM may acquire the other's shares in the joint venture or dissolve the joint venture if there is a deadlock or if the other party defaults on its obligations under the joint venture agreement.

    On September 7, 2001, ALTIS executed a bridge loan facility with a financial institution in the amount of EUR450 million, with a maturity date of December 28, 2001. ALTIS is in negotiations with a syndicate of financial institutions to refinance the bridge facility prior to its maturity date. IBM and Infineon have guaranteed the repayment in equal shares of any amounts outstanding under the bridge facility if a refinancing is not completed by December 28, 2001. There can be no assurance that the negotiations to refinance the bridge facility will be successful.

    UMC.  In January 2000, we entered into a joint development arrangement with IBM and UMC, a leading semiconductor foundry, for the development of common process technologies for building logic chips with feature sizes from 0.13 micron to 0.10 micron. This arrangement represents an extension of our existing strategic alliance with IBM for research and development of process technologies for logic products described immediately above.

    In addition, in March 2001, we entered into a joint venture agreement with UMC and a third party investor to construct and operate a 300-millimeter semiconductor facility. The joint venture, which is named UMCi, will provide integrated circuit foundry services utilizing 300-millimeter wafer production lines, and will produce, develop and sell integrated circuits in wafer, die and packaged form. As part of the transaction, we have agreed to transfer specified technology, including 300-millimeter manufacturing techniques and certain process commercializations from our joint development arrangement with IBM and UMC relating to CMOS manufacturing; provided, however, that we will not be required to transfer any information to UMCi that we are not otherwise permitted to disclose. See "—Acquisitions and Dispositions".

    Intel.  In March 2000, Intel Corporation subscribed for approximately 7.6 million of our company's shares for a subscription price of U.S. $250 million by way of a private placement under an investment agreement. Under the investment agreement, Intel agreed to limitations on the number of our shares that it will sell over a three-year period.

    In March 2000, we also entered into a commercial agreement and a memory supply agreement with Intel. In the commercial agreement we agreed with Intel that, should we fail to have our new 300-millimeter facility in Dresden ready for the installation of equipment by April 1, 2003, Intel will have the right to various remedies. These remedies include the right to extend and increase the call on a portion of our capacity granted under the memory supply agreement described below. In these circumstances we would also be required to pay Intel the sum of $50 million if, during the four-month period commencing April 1, 2003, the closing price of our company's shares on the Frankfurt Stock Exchange on any four consecutive trading days is 7.6% or more below EUR35.00, the price per share in our initial public offering in March 2000. We expect that the Dresden facility will be ready for the installation of equipment during the first half of calendar year 2002.

    In the memory supply agreement, we have agreed to support a range of DRAM architectures, including DRAM ICs based on Rambus architecture. We have also agreed with Intel to increase the capacity of our DRAM production facilities and to ramp up production of our new 300-millimeter facility, all in accordance with our pre-existing plans for production at our facilities. Intel has obtained a call on a portion of the production from both our existing DRAM facilities and the new 300-millimeter facility. The size of this call may be adjusted in certain circumstances.

    Mosel Vitelic.  In 1996, Siemens formed the ProMOS joint venture with Mosel Vitelic to produce 64-Mbit DRAM ICs at a fabrication facility in Hsinchu, Taiwan. Siemens took an initial 38% interest in the joint venture (now reduced to 33%), which Siemens now holds in trust for us. In 2001, ProMOS issued bonds convertible into its shares; if all of these bonds were to be converted, our ownership interest would be reduced to approximately 32%. Siemens also licensed relevant technology to Mosel

Vitelic and ProMOS and assisted them in implementing this technology. ProMOS' shares have been listed on the Taiwan Stock Exchange since May 13, 1999.

    During the 2000 financial year, we entered into new technology transfer agreements with ProMOS that included 300-millimeter wafer fabrication technology and several generations of semiconductor production process technology, including 0.17, 0.14 and 0.12 micron technology. Substantially all of ProMOS' production of these products is reserved for sale to us. We have also agreed to provide technology improvements and on-going technological support. As part of this agreement we will receive certain lump-sum payments relating to these licenses upon delivery or qualification of the technology transferred and, additionally, royalty payments based on sales of specified products. The first technology qualification was completed in September 2000.

    We may in the future dispose of a small portion of our shares in ProMOS, or may decline to participate in a future issuance of shares by ProMOS, but we would expect to retain an interest of at least 25% of ProMOS' shares.

Acquisitions and Dispositions

    In furtherance of our goal of developing and accessing world-class intellectual property and development resources, we have undertaken a number of acquisitions, entered into several joint ventures and made a variety of financial investments, including through Infineon Ventures, our venture capital investment group. In addition to the arrangements concluded as part of our strategic alliances described above, we completed the following transactions in the 2001 financial year:

Acquisitions and Joint Ventures

    In August 2001, we completed the acquisition of Catamaran Communications Inc. for ordinary shares valued at approximately EUR246 million, a portion of which will be released to Catamaran's shareholders only upon satisfaction of certain performance-related conditions. Catamaran is a California-based fabless communications semiconductor company focused on integrated circuits for the next generation 40 Gbit-per-second and fast-growing 10 Gbit-per-second segments of the optical networking market. The acquisition will enable us to offer a complete line card solution, from the optics to the network processor interface, at 40 Gbit-per-second for next-generation optical networking systems.

    In May 2001, we formed the Ingentix venture with Saifun Semiconductors Ltd., an Israeli company. Ingentix has operations in both Israel and Germany and will develop, manufacture and market flash memory products based on Saifun's patented Nitrided Read Only Memory (NROM) technology. Ingentix initially will focus on developing MultiMediaCard storage products. We own 51% of the venture and will license our know-how with respect to secure card storage and security controllers for smart card applications to Ingentix. Saifun is licensing its NROM-based flash memory technology and embedded flash technology to Ingentix.

    In April 2001, we completed the acquisition of Ardent Technologies for shares valued at approximately EUR39 million. Of the total shares issued, a certain number are held in escrow as deferred compensation and will be released only upon the achievement of specific milestones, the continuing employment of certain individuals, or in accordance with other criteria. Ardent is a California-based supplier of high-bandwidth integrated circuits for local area network (LAN) switching systems. As a result of our reevaluation of the internet-based LAN switching market following a dramatic decline during the second half of 2001, we subsequently terminated a significant number of Ardent employees and abandoned most of the acquired technologies, resulting in a charge of approximately EUR14 million.

    In March 2001, we entered into the joint venture described above with United Microelectronics Corporation (UMC) and a third-party investor for the construction and operation of a 300-millimeter semiconductor facility in Singapore. We will receive a 30% ownership interest in the venture in exchange for our contribution of specified technology and aggregate cash contributions of approximately $481 million over two years. We have irrevocably appointed UMC as our proxy to vote shares representing half of our 30% interest in the joint venture as to most matters. Additionally, we have entered into a foundry capacity agreement with UMCi which provides for specified minimum purchase volume commitments.

Strategic Investments

    In February 2001, we acquired approximately 20% of Ramtron International Corporation, a developer of specialty semiconductor memory products, for approximately $30 million, including shares valued at EUR20.8 million. Concurrently with the execution of the investment agreement, we also entered into a separate cross-license agreement with Ramtron, which provides us with a non-exclusive license to Ramtron's FRAM memory technology, and Ramtron with access to certain of our technologies relating to the fabrication of FRAM memories.

    In October 2000, we acquired Motorola's interest in our Semiconductor300 joint venture in Dresden for approximately EUR8 million. We are using the Semiconductor300 entity to continue developing our 300-millimeter production capability. An entity owned by the German federal state of Saxony and the city of Leipzig and a German construction firm have also invested in the venture. These parties have provided EUR169 million in cash to the joint venture in exchange for redeemable interests. We have issued a back-up guarantee in favor of the Federal State for any guarantee that it extends for the benefit of the joint venture. Under our agreements with the other investors, each of them has the right to sell its interest in the joint venture to us on September 30, 2005 and every third anniversary thereafter. Each of the other investors also has the right to sell its interest to us upon the occurrence of specified events, such as capital increases that it does not agree to, the admission of new investors, substantial budget overruns, and our ceasing to exercise control over the joint venture. In addition, we are entitled to purchase their interests on March 31, 2004 and every third anniversary thereafter. Upon exercise of these options, the purchase price we would have to pay would be an amount equal to the capital contributed plus interest thereon, which would have been approximately EUR196 million at September 30, 2001.

    We have established a joint venture company, Sci-Worx, of which we own 74.9%, and in which we have invested EUR10 million. On October 1, 2000, the joint venture purchased intellectual property, other assets and operations from Sican, a German engineering firm, for aggregate consideration of approximately EUR15 million. This joint venture holds intellectual property in the area of communication technology and has substantial engineering resources.

    In October 2000, we acquired a 49% share of SiCED, a joint venture with Siemens, for approximately EUR3 million. This joint venture will develop silicon carbide power semiconductors.

Infineon Ventures Investments

    Beginning in the 1999 financial year, we initiated a program of minority investments in start-up companies through Infineon Ventures, our venture capital unit. These investments are an important tool for us in accessing innovative new technologies and emerging business opportunities related to our business. Individual investments made through Infineon Ventures typically range in size from EUR0.25 million to EUR6 million. We invested some EUR8 million in the 1999 financial year, EUR36 million in the 2000 financial year and EUR56 million in the 2001 financial year. Our portfolio of venture capital investments currently comprises some 31 companies in a wide range of electronics-related areas. We have also made investments in three venture capital funds active in areas related to our business.

Dispositions

    In July 2001, we sold to Vishay Intertechnology Inc. our infrared components business unit, which has been reported in our Other operating segment from October 1, 2000. This business generated net sales of EUR101 million in the 1999 financial year, EUR137 million in the 2000 financial year and EUR110 million in the 2001 financial year. The unit's earnings before interest, minority interests and taxes amounted to EUR6 million in the 1999 financial year, EUR16 million in the 2000 financial year and EUR 4 million in the 2001 financial year. Under the agreement, Vishay will take over our infrared components development, marketing and distribution activities. It will also initially acquire a 19% interest in a newly-formed joint venture in Malaysia that owns the production facility. We will initially retain ownership of the remaining 81%. Under a put-call option, our remaining interest in the joint venture may be acquired by Vishay. The total purchase price payable by Vishay for the infrared products business (assuming exercise of the put-call option) is approximately $120 million.

    In December 2000 we sold the image & video business unit of our Wireline Communications business group for approximately EUR250 million. The business generated net sales of approximately EUR123 million in the 1999 financial year, EUR139 million in the 2000 financial year and EUR38 million in the 2001 financial year. The unit's earnings before interest, minority interests and taxes amounted to approximately EUR13 million in the 1999 financial year, EUR16 million in the 2000 financial year and EUR10 million in the 2001 financial year.

    In August 2001, we sold our 49 percent in OSRAM Opto Semiconductors, our opto components joint venture with OSRAM GmbH, a Siemens subsidiary, for approximately EUR565 million in cash. In accordance with US-GAAP, this intra-company transaction does not affect the consolidated statement of operations.

Employees

    We employed a total of approximately 33,800 employeed as of September 30, 2001. For a complete breakdown of our workforce by location and function over the past three years, see "Operating and Financial Review—Financial Position—Employees".

    A significant percentage of our employees, especially in Germany, are covered by collective bargaining agreements determining remuneration, working hours and other conditions of employment, and are represented by works councils. Works councils are employee-elected bodies established at each location in Germany and also at a company-wide level. Works councils have numerous rights to notification and of codetermination in personnel, social and economic matters. Under the German Works Constitution Act (Betriebsverfassungsgesetz) they have to be notified in advance of any proposed employee termination, they must confirm hirings and relocations and similar matters, and they have a right to codetermine social matters such as work schedules and rules of conduct. Management considers its relations with the works councils to be good. Siemens' works councils were in place in most of our locations and represented employees of both Siemens and Infineon until our employees elected separate works councils in May 2001 for all locations except Regensburg West, where elections will take place in May 2002. The works councils of the various locations elected a general works council on a company-wide level (Infineon Technologies AG) in July 2001. For our subsidiaries in Dresden (Infineon Technologies Dresden GmbH & Co. OHG and Infineon Technologies SC 300 GmbH & Co. KG), where a separate works council existed all along, new elections will take place in May 2002. The members of the senior management elected a senior management committee (Sprecherausschuss) for our company in June 2001.

    During the last three years we have not experienced any major labor disputes resulting in work stoppages.

Legal Matters

Litigation

    Rambus.  In August 2000, Rambus Inc. filed separate actions against our company in the Federal District Court for the Eastern District of Virginia in Richmond, Virginia, and in the State Court (Landgericht) in Mannheim, Germany. In its complaints, Rambus alleged that our SDRAM and DDR DRAM products infringed its patent rights. SDRAM is a type of DRAM IC that makes up an important part of our DRAM portfolio. DDR DRAM is another increasingly important product. In the proceedings, Rambus requested an injunction against our production of SDRAM and DDR DRAM products.

    We have denied the allegations and responded by filing counterclaims. We have argued, among other things, that the patents relied on by Rambus are invalid. Court proceedings on these matters began in December 2000 in Germany and early 2001 in the United States.

    In two separate decisions in April and May 2001, the district court in the U.S. proceedings dismissed all of Rambus' claims against us. After trial, a jury also found in our favor on our related counterclaim of fraud in connection with Rambus' participation in an industry standards-setting group called JEDEC. The jury awarded us $3.5 million, which was reduced to $350,000 pursuant to Virginia state law. Following post-trial motions, the judge awarded us an additional $7.1 million in attorney fees and legal costs, set aside part of the jury's fraud verdict that related to DDR SDRAM, and granted an injunction that bars Rambus from asserting, against our synchronous DRAM products (SDR SDRAM and DDR SDRAM) that comply with JEDEC's standards, any current or future U.S. patent directed to certain technologies described in the JEDEC standards. Should Rambus appeal, we cannot predict with any certainty the outcome of any such appeal. In addition, the proceedings in the German court are still active, and we cannot predict their outcome. The German court is not bound by the decision of the U.S. trial court and could rule in favor of Rambus on certain or all of its claims.

    If we were to be enjoined from producing SDRAM and DDR DRAM products, our financial condition and results of operations would be materially and adversely affected, as we would have either to stop producing our SDRAM and DDR DRAM products or enter into licensing arrangements with Rambus, under which we might have to pay substantial licensing fees. The affected products currently constitute substantially all of the products of our Memory Products business group. This business group contributed net sales of EUR1,588 million and a loss before interest, minority interest and taxes of EUR931 million in the 2001 financial year.

    We also license RDRAM technology from Rambus. Our use of this technology is not in dispute in these proceedings.

    Other Matters.  In October 1999, Deutsche Telekom AG notified us of a potential contractual warranty claim in respect of chips supplied by us for Deutsche Telekom calling cards. The claim relates to damages allegedly suffered by Deutsche Telekom as a result of such cards being fraudulently reloaded by third parties, Deutsche Telekom originally alleged damages of approximately EUR90 million as a result of these activities, reflecting damages suffered and the cost of remedial measures, and sought compensation from both Siemens and us. In September 2001, however, Deutsche Telekom brought an action in court against Siemens alone, and increased the alleged amount of damages to approximately EUR125 million. Should Siemens be found liable, we could be responsible for payments to Siemens in connection with certain indemnifications provided to Siemens at our formation. We have investigated the Deutsche Telekom claim and believe that it is without merit.

    One of our customers notified us on May 18, 2000 that it had received a letter from Rambus alleging that one of the components of its product violates Rambus' patents. We supplied this customer with the relevant component, and the customer has requested that we indemnify it for any damages it may incur as a result of Rambus' claims. The customer's notice to us does not specify any figure for such damages. Accordingly, we cannot tell you at this time what our exposure, if any, is likely to be if this customer's claim against us is found to be valid.

    Irrespective of the validity or the successful assertion of the above-referenced claims, however, we could incur significant costs with respect to defending against such claims, which could have a material adverse effect on our results of operations or financial condition. We are currently involved in other legal proceedings. However, we do not believe that the ultimate resolution of these other legal proceedings will have a material adverse effect on our results of operations or financial condition.

Environmental Regulation

    Our manufacturing operations use many hazardous substances, and we are subject to a variety of governmental regulations related to the use, storage, discharge and disposal of such hazardous substances and other emissions and wastes, such as solid waste, waste air and waste water. As part of our environmental compliance policy, we have established processes to maintain certificates for our environmental management systems at all of our plants in Europe and Asia. These certificates indicate that our plants are in compliance with applicable environmental regulations.

    In connection with our formation, Siemens retained certain facilities located in the United States and certain related environmental liabilities. Businesses that were contributed to us have conducted operations at some of these facilities and, under applicable law, could be required to contribute to the environmental remediation of these facilities despite the fact that these sites were retained by Siemens. No assessments have been made of the extent of environmental remediation, if any, that could be required, and no claims have been made against us in this regard. It is therefore impracticable to quantify our potential exposure, if any, to liability for remediating the U.S. facilities that Siemens retained.

    Siemens group companies are currently involved in litigation concerning environmental claims arising from operations similar to some of our operations. We may become the subject of such litigation in the future. Environmental claims or the failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations.

    Our Dresden facility is built on the site of a former Soviet military base. Environmental contamination was discovered and cleaned up on this site. We have conducted an investigation to confirm that no additional contamination exists. We consider the risk of exposure to be immaterial.

    Because some of our facilities are located close to or shared with those of other companies, including members of the Siemens group, we may need to respond to claims relating to environmental contamination not originating from our own operations.

    Significant financial reserves or additional compliance expenditures could be required in the future due to changes in law or new information regarding environmental conditions or other events, and those expenditures could adversely affect our business or financial condition.

    Significant capital and operating expenditures may arise in connection with a proposed European Directive and other legislation proposed in various countries, including Germany, providing for heightened obligations regarding the collection, recovery and disposal of electrical and electronic equipment. This legislation will result in "take-back" obligations of manufacturers and/or responsibility of manufacturers for the financing of the collection, recovery and disposal of such products. Our products constitute electronic equipment according to the draft Directive. The end-of-life obligations may affect us as suppliers to electrical and electronic equipment producers and as producers of electronic equipment. These measures would affect our entire industry, but we are not able to estimate any additional costs we would have to incur to comply. It is still to be decided when this legislation will come into effect. In Germany this might be as early as 2002. Another proposal of the European

Commission which has also been approved by the European Parliament provides for a ban on the use of lead and some flame retardants in manufacturing electronic components. We currently use lead-based solder as well as some flame retardants in the production of some of our products. The European Commission has proposed that this legislation come into effect in 2008, while the European Parliament proposes an effective date in January 2007. We intend to discontinue the use of lead in our products after 2004.

Real Property

    We own approximately 1.8 million square meters of property at our facilities at Batam (Indonesia), Cegléd (Hungary), Dresden (Germany), Munich (Germany), Porto (Portugal), Regensburg (Germany), Richmond (Virginia), Singapore, Villach (Austria), Warstein (Germany) and Wuxi (China). In addition, we have long-term rental agreements in respect of our premises in Berlin (Germany), Düsseldorf (Germany), Munich (Germany), Pretzfeld (Germany), Bristol (England), Tokyo (Japan), Tel Aviv (Israel) and Trutnov (Czech Republic). We also have a number of long-term lease arrangements, including on our premises in Essonnes (France), Malacca (Malaysia), San Jose (California) and Singapore, as does our ProMOS joint venture at Hsinchu (Taiwan). We believe that these properties are rented or leased on ordinary market terms and conditions.

    We are currently in the design and planning phase for the construction of a new headquarters facility near Munich. We have entered into an agreement with Moto Objekt Campeon KG under which that company will finance and build a campus-style corporate headquarters and research and development center for our use on the outskirts of Munich. We expect to occupy the center under an operating lease arrangement towards the end of 2003. We can provide no assurance that this project will be completed.

MANAGEMENT

    In accordance with the German Stock Corporation Act (Aktiengesetz), our company has a supervisory board and a management board. The two boards are separate and no individual may simultaneously be a member of both boards. The management board is responsible for managing our business in accordance with applicable laws, the Articles of Association of our company and the rules of procedure of the management board. It represents us in our dealings with third parties. The supervisory board appoints and removes the members of the management board and oversees the management of our company but is not permitted to make management decisions.

    In carrying out their duties, members of both the management board and supervisory board must exercise the standard of care of a prudent and diligent businessman, and they are liable to our company for damages if they fail to do so. Both boards are required to take into account a broad range of considerations in their decisions, including the interests of our company and its shareholders, employees and creditors. The management board is required to respect the shareholders' rights to equal treatment and equal information.

    The supervisory board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the management board must, among other things, regularly report to the supervisory board with regard to current business operations and future business planning. The supervisory board is also entitled to request special reports at any time. The management board is required to ensure appropriate risk management within our company and must establish an internal monitoring system.

    Under German law, shareholders of a company, like other persons, are liable to the company for damages if they intentionally use their influence on the company to cause a member of the management board, the supervisory board or holders of special proxies to act in a way that is harmful to the company. If a member of the management board or supervisory board neglects his or her duties, he is jointly and severally liable with the persons exercising such influence. A controlling enterprise may not cause our company to take measures that are unfavorable to our company unless any resulting disadvantage is compensated or a control agreement has been concluded. Board members who have neglected their duties in dealing with a controlling enterprise are jointly and severally liable to our company for damages together with the controlling entity.

    As a general rule under German law, a shareholder has no direct recourse against the members of the management board or the supervisory board in the event that they are believed to have breached a duty to our company. Apart from insolvency or other special circumstances, only our company has the right to claim damages from members of either board. We may only waive these damages or settle these claims if at least three years have passed and if the shareholders approve the waiver or settlement at the shareholders' general meeting with a simple majority, provided that opposing shareholders do not hold, in the aggregate, one-tenth or more of the share capital of our company and do not have their opposition formally noted in the minutes maintained by a German notary.

Supervisory Board

    Our supervisory board consists of 16 members. The shareholders elect eight members at the general meeting and the employees elect the remaining eight members. The employee representatives on the supervisory board consist of two representatives of the trade unions represented in the Infineon group in Germany and representatives of white- and blue-collar workers proportionately. Blue- and white-collar workers each elect their representatives and they together elect the representatives of the trade unions, either via delegates or directly. All current shareholder representatives on the supervisory board were elected at a general shareholders' meeting held on January 19, 2000. The current employee representatives were appointed by a court pursuant to Section 104 of the German Stock Corporation

Act. The employees have not yet called elections for employee members of the supervisory board. If and when such elections are held, the elected members will replace the members appointed by the court.

    The shareholders, by a majority of the votes cast by the shareholders in a general meeting, may remove any member of the supervisory board they have elected in a general meeting. The employee representatives may be removed by those employees that elected them by a vote of three-quarters of the votes cast. The supervisory board elects a chairman and two deputy chairmen from among its members. If no candidate is elected by a vote of two-thirds of the members of the supervisory board, the shareholder representatives elect the chairman and the employee representatives elect a deputy chairman. The supervisory board normally acts by simple majority vote, with the chairman having a deciding vote in the event of a deadlock in a second vote on the same matter.

    The supervisory board meets at least once during each quarter year. Its main functions are:

  •
  to monitor our management;

  •
  to appoint our management board;

  •
  to approve matters in areas that the supervisory board has made generally subject to its approval; and

  •
  to approve matters that the supervisory board decides on a case by case basis to make subject to its approval.

    Our supervisory board has established an investment and finance committee, comprised of the chairman of the supervisory board, who serves as chairman of the committee and two other members of the supervisory board, one of which is elected from the shareholder representatives and the other from the employee representatives on the supervisory board. The investment and finance committee is charged with, among other things:

  •
  preparing the decisions of the supervisory board regarding approval of our company's annual financial statements, including review of the financial statements, our annual reports, the proposed application of earnings and the reports of our auditors;

  •
  reviewing the interim financial statements of our company that are to be made public or otherwise filed with any securities regulatory authority;

  •
  issuing to our auditors terms of reference for their audit of our annual financial statements;

  •
  approving decisions of our management board or a committee thereof regarding increases of our company's capital through the issuance of new shares out of authorized or conditional capital, to the extent they are not issued to employees or used for the disapplication of pre-emptive rights as part of a share option plan; and

  •
  approving decisions of our management board in relation to any investment or disposition that exceeds five percent of our total investment budget or in relation to the taking of any financial risk vis-a-vis third parties in an amount exceeding five percent of our share capital plus capital reserves.

    The investment and finance committee also supports the supervisory board in its duty of supervising our business and may exercise the oversight powers conferred upon the supervisory board by German law for this purpose. Decisions of the investment and finance committee require a simple majority.

    The shareholders may determine the term of each shareholder-elected member of the supervisory board. The maximum term must expire at the end of the shareholders' general meeting in which the shareholders discharge the member for the fourth financial year following the financial year in which the member was elected. The financial year in which a member's term of office commenced is not included in the period.

    According to German law, the term of office of the present shareholder-elected supervisory board members expires at the end of the shareholders' general meeting in which the shareholders discharge the supervisory board members for the fourth fiscal year after the start of their term as a supervisory board member.

    The present members of our supervisory board, their ages, the year in which their term expires and their principal occupations are as follows:

Supervisory Board Members

Name	Age	Term expires		Other business activities
Dr. Eng. h.c. Volker Jung(1)(2)(3) Chairman	62	2005	Member of the management board of Siemens AG

 Additional positions
Chairman of the supervisory board of EPCOS AG, Munich
Member of the supervisory boards of:
Direkt Anlage Bank AG, Munich
MAN AG, Munich
Messe München GmbH, Munich
Chairman of the board of administration of Siemens A.E., Athens, Greece
Deputy chairman of the board of administration of Siemens Ltd., Johannesburg, South Africa
				Member of the board of Siemens Information and Communication Networks Inc., Boca Raton, Florida, USA
Alfred Eibl*(1)(2)(3) Deputy Chairman	52	2004	**	Member of the works council Munich Balan-/ St.-Martin-Strasse
Dr. h.c. Martin Kohlhaussen(1) Deputy Chairman	65	2005
Chairman of the supervisory board of Commerzbank AG

 Additional positions
Member of the supervisory boards of:
Bayer AG, Leverkusen
Heraeus Holding GmbH, Hanau
HOCHTIEF AG, Essen
KarstadtQuelle AG, Essen
Linde AG, Wiesbaden
Schering AG, Berlin
ThyssenKrupp AG, Dusseldorf
Verlagsgruppe Georg von Holtzbrinck GmbH,
				Stuttgart
Ender Beyhan*	33	2004	**	Member of the central works council Member of the works council, Munich-Perlach
Johann Dechant*	36	2004	**	Member of the works council, Regensburg West
Dr. Joachim Faber	51	2005
Member of the management board of Allianz AG

 Additional positions
Member of the supervisory boards of:
Berlinwasser Holding AG, Berlin
Societa Metallurgica Italiana S.p.A., Florence, Italy
Chairman of the supervisory boards of:
Allianz Asset Management GmbH, Munich
Allianz Bauspar AG, Munich
Allianz Vermögens-Bank AG, Augsburg
Deputy chairman of the supervisory board of Universal- Leasing-GmbH, Augsburg
Member of the supervisory board of Allianz Capital Partners GmbH, Munich
Deputy chairman of the board of administration of Allianz Risk Transfer, Zurich, Switzerland
Member of the boards of administration of
IRC International Reinsurance Company S.A.,
  Luxembourg
				RASBANK S.p.A., Milan, Italy
Heinz Hawreliuk*	54	2004	**
Head of the company codetermination department of IG Metall

 Additional positions
Member of the supervisory boards of:
Astrium GmbH, Ottobrunn
DaimlerChrysler Aerospace AG, Munich
DaimlerChrysler Luft- und Raumfahrt Holding AG,
  Munich
Eurocopter Deutschland GmbH, Donauwörth
				Siemens AG, Berlin and Munich
Klaus Luschtinetz*	58	2004	**
Chairman of the central works council
Chairman of the works council, Munich Balan-/
St.-Martin-Strasse

 Additional positions
				Member of the board of administration of Siemens Employees Health Insurance, Munich
Heinz-Joachim Neubürger(2)(3)	48	2005
Member of the management board of Siemens AG

 Additional positions
Member of the supervisory boards of:
Allianz Versicherungs-AG, Munich
Bayerische Börse AG, Munich
HVB Real Estate Bank AG, Munich
Member of the Board of Merrill Lynch & Co., Inc., New York, USA
Vice Chairman of the advisory board of Munchener Handelsverein Holding GmbH & Co. KG, Munich
Chairman of the supervisory boards of:
Atecs Mannesmann AG, Dusseldorf
Mannesmann Demag Krauss-Maffei AG, Munich
Siemens Kapitalanlagegesellschaft mbH, Munich
TELA Versicherungs AG, Munich
Vice chairman of the board of directors of Siemens Corporation, New York, USA
Member of the board of Siemens Ltd. China (SLC), Beijing, China
Chairman of the advisory board of Siemens Real Estate GmbH & Co. oHG, Munich
			Managing director of Siemens Western Finance N.V., Willemstad, Curacao
Dr. Eberhard Rauch	53	2005
Member of the management board of HypoVereinsbank AG

 Additional positions
Chairman of the supervisory boards of:
INVEOS AG, Hamburg
Kennametal Hertel AG, Fürth
Member of the supervisory boards of:
ADA-HAS IT Management AG, Willich
Bionorica Arzneimittel AG, Neumarkt
Koenig & Bauer AG, Würzburg
Member of the board of directors of Clearstream International S.A., Luxembourg
Chairman of the supervisory boards of:
DAB bank AG, Munich
Norisbank AG, Nuremberg
PlanetHome AG, Munich
Member of the supervisory boards of:
Bank Austria AG, Vienna, Austria
Vereinsbank Victoria Bauspar AG, Munich
Chairman of the board of administration of HVB Informations-Verarbeitungs-GmbH, Munich
			Member of the board of administration of Adfincon GmbH, Hamburg
Univ.-Prof. Dr.-Ing. Ingolf Ruge	66	2005
Professor at the Technical University Munich

 Additional positions
Chairman of the supervisory board of WorkX AG, Hofolding
Member of the supervisory boards of:
Schneider Electronics AG, Türkheim
Schneider Laser Technologies AG, Gera
				Schneider Technologies AG, Türkheim
Michael Ruth*(4)	41	2004	**	Vice President, Business Administration, Wireless Solutions; representative of senior management
Gerd Schmidt*(2)	47	2004	**	Deputy Chairman of the central works council
				Chairman of the works council, Regensburg West
Sibylle Wankel*	37	2004	**	District secretary of IG Metall, Bavaria Additional positions Member of the supervisory boards of: Vaillant GmbH, Remscheid Zeppelin GmbH, Garching near Munich
Prof. Dr. Claus Weyrich	57	2005		Member of the management board of Siemens AG Additional positions Member of the supervisory board of Heraeus Holding GmbH, Hanau Chairman of the board of Siemens Corporate Research, Princeton, NJ, USA
Dr. Ing. Klaus Wucherer	57	2005
Member of the management board of Siemens AG

 Additional positions
Member of the supervisory board of Deutsche Messe AG, Hannover
Member of the supervisory board of BSH Bosch and Siemens Hausgeräte GmbH, Munich
Chairman of the boards of administration of:
Siemens Ltd., Peking, China
Siemens E&A, Atlanta, GA, USA
Siemens K.K., Tokyo, Japan
Yaskawa Siemens Automation & Drives/YSAD,
  Tokyo, Japan
Member of the boards of administration of:
Eviop-Tempo, Athens, Greece
Siemens Building Technologies, Zurich, Switzerland
				Siemens Ltd., Mumbai, India
(1)
Member of the Executive Committee
(2)
Member of the Mediation Committee
(3)
Member of the Investment and Finance Committee
(4)
Mr. Ruth was legally appointed to replace Stefan Radloff upon his resignation in early 2001
*
Employee representative
**
Unless replaced earlier by another member elected in an election held by the employees

    Neither we nor any of our subsidiaries have entered into special service contracts with the members of the supervisory board that provide for benefits during or upon termination of their board membership other than as described under "—Compensation". Employee representatives, however, are entitled to certain pension benefits under the then-applicable collective bargaining schemes by virtue of their position as employees. In addition, under their respective employment agreements, employees, including employee representatives, who are laid off for business reasons and who, at the time of the termination of their employment:

  •
  are 55 years or older but have not reached the age of 58;
  •
  have worked for us for at least 15 years; and
  •
  are not yet entitled to benefits under a government pension scheme,

are entitled to monthly severance payments of an amount between 35% to 55% of their last monthly salaries until reaching the age of 60. The exact amount depends on the respective employee's salary and position within our company. Upon death, the employee's heirs become entitled to the capital value of the then-outstanding payments. In addition, employees who were employed with us before October 1, 1983 are entitled to transitional payments over a period of six months upon retirement. Instead of receiving severance and/or transitional payments, employees so entitled may elect to receive a pension benefit calculated in accordance with actuarial principles.

    The members of our supervisory board, individually or in the aggregate, do not own, directly or indirectly, more than one percent of our company's outstanding share capital.

    The business address of each of the members of our supervisory board is Infineon Technologies AG, St.-Martin-Strasse 53, D-81669, Munich, Germany.

Management Board

    Our management board currently consists of five members. Under the Articles of Association of our company, our supervisory board determines the management board's size, although it must have at least two members.

    Under the Articles of Association of our company and German law, the management board adopts rules of procedure for the conduct of its affairs, and may amend them at any time. The adoption and amendment of these rules require the unanimous vote of the management board and the consent of the supervisory board. The supervisory board may, however, decide to adopt rules of procedure for the management board instead.

    Our management board has adopted rules of procedure for the management board. Our supervisory board approved these rules and resolved that the following decisions of the management board require the consent of the supervisory board:

  •
  Decisions relating to financial and investment planning, including both budgets and the establishment of credit limits;

  •
  Decisions relating to any investment or disposition that exceeds five percent of our total investment budget; and

  •
  Decisions relating to the taking of any financial risk vis-a-vis third parties in an amount exceeding five percent of our share capital plus capital reserves.

    In addition, the rules of procedure provide that the chairman of the management board must notify the chairman of the supervisory board of any pending matter that is significant. The chairman of the supervisory board must, at the next meeting of the supervisory board, notify the other members of the supervisory board of such matter, and the supervisory board may, on a case-by-case basis, designate such matter as one requiring supervisory board approval.

    The management board members are jointly responsible for all management matters and pursuant to the current rules of procedure must jointly decide on a number of issues, including:

  •
  the annual financial statements;

  •
  the calling of the shareholders' general meeting;

  •
  matters for which the consent of the shareholders' general meeting or of the supervisory board must be obtained; and

  •
  matters involving basic organizational, business policy and investment and financial planning questions for our company.

    The rules of procedure provide that the management board shall take action by unanimous vote.

    The chairman of the management board must propose a plan that allocates responsibilities among the management board members and obtain the consent of the supervisory board without delay once the management board has adopted the plan. This consent has been obtained.

    The supervisory board appoints the members of the management board for a maximum term of five years. They may be reappointed or have their term extended for one or more terms of up to five years each. The supervisory board may remove a member of the management board prior to expiration of such member's term for good cause, for example, in the case of a serious breach of duty or a bona fide vote of no confidence by the shareholders' general meeting. A member of the management board may not deal with, or vote on, matters that relate to proposals, arrangements or contracts between such member and our company.

    The present members of our management board, their ages, the year in which their term expires and their positions are as follows:

Management Board Members

Name	Age	Term expires	Position and Outside Directorships
Dr. Ulrich Schumacher	43	2003	Chairman, President and Chief Executive Officer; Member of the supervisory board of Deutsche Bahn AG, Berlin
Peter Bauer	40	2003	Executive Vice President and Chief Sales and Marketing Officer; Member of the supervisory board of Siemens VDO Automotive AG, Munich
Peter J. Fischl	55	2003	Executive Vice President and Chief Financial Officer
Dr. Sönke Mehrgardt	52	2003	Executive Vice President and Chief Technology Officer; Member of the supervisory boards of Loewe AG and Loewe Opta GmbH, Kronach
Dr. Andreas von Zitzewitz	41	2003	Executive Vice President and Chief Operating Officer; Member of the supervisory board of Steag Hamatech AG, Sternenfels

    All of the present members were appointed to their current positions as of April 1, 1999. Since our company did not have a management board prior to its formation, the actual positions of the management board members of our company at the beginning of the 1999 financial year were different.

    Dr. Ulrich Schumacher has been our Chief Executive Officer since the inception of our company in April 1999. He was a member of the Managing Board of Siemens from January 1998 until

May 1999. From October 1996 until the inception of our company, he was President and Chief Executive Officer of Siemens Semiconductor Group. From 1992 to 1996, he served as General Manager, Standard ICs Division of Siemens Semiconductor Group. He is a member of the supervisory board of Deutsche Bahn AG, the German railway. Dr. Schumacher began his career at Siemens Components Group in 1986 and was responsible for equipment and test engineering. Dr. Schumacher received a Ph.D. in engineering from the Technical University of Aachen.

    Peter Bauer has been our Executive Vice President, Sales and Marketing since the inception of our company in April 1999, and he was President and Chief Executive Officer of Siemens Microelectronics, Inc. from 1998 to April 1999. From 1997 to 1999, Mr. Bauer was also President, Sales and Solution Centers for Siemens Semiconductor Group. Prior to that, he held other executive positions at Siemens Semiconductor Group. He is a member of the supervisory board of Siemens VDO Automotive AG. Mr. Bauer began his career with Siemens Semiconductor Group in 1986 as a development engineer. Mr. Bauer received a diploma in electrical engineering from the Technical University of Munich.

    Peter J. Fischl has been our Executive Vice President and Chief Financial Officer since the inception of our company in April 1999. From October 1996 to March 1999, Mr. Fischl served as Executive Vice President and Chief Financial Officer of Siemens Semiconductor Group. From 1995 to 1996, Mr. Fischl was General Manager and Vice President of Siemens Mobile Network Division. Prior to that, he was Vice President, Finance and Business Administration at other Siemens divisions. He started working at Siemens Telecommunications Group in 1971 as a project manager.

    Dr. Sönke Mehrgardt has been our Executive Vice President and Chief Technology Officer since the inception of our company in April 1999. From October 1997 until the inception of our company, he was President, Signal Processing and Control of Siemens Semiconductor Group. From 1996 to 1997, Dr. Mehrgardt was President, Consumer Electronics ICs of Siemens Semiconductor Group. He is a member of the supervisory boards of both Loewe AG and Loewe Opta GmbH. Dr. Mehrgardt began working at Siemens Semiconductor Group in 1993 as Vice President, Manufacturing, of Standard ICs. From 1984 to 1993, Dr. Mehrgardt worked at ITT-Semiconductors, first as a technical director and then as a director of production. From 1975 to 1983, Dr. Mehrgardt was an assistant professor at the University of Göttingen. Dr. Mehrgardt received a Ph.D. in natural science from the University of Göttingen.

    Dr. Andreas von Zitzewitz has been our Executive Vice President and Chief Operating Officer since the inception of our company in April 1999. He was President, Memory Products Division of Siemens Semiconductor Group from June 1995 until January 2000. Dr. von Zitzewitz was Director, Research and Development of the Standard ICs Division of Siemens Semiconductor Group from 1992 to 1995. From 1990 to 1992, he was head of product definition, systems engineering and product management, Telecom ICs Division of Siemens Semiconductor Group. He is a member of the supervisory board of STEAG Hamatech AG, a manufacturer of equipment for the optical disk and photomask industry. Dr. von Zitzewitz began his career with Siemens Semiconductor Group in 1986 working on product definition and project management of telecom ICs. Dr. von Zitzewitz received his Ph.D. in electrical engineering from the University of Bochum.

    The members of our management board, individually or in the aggregate, do not own, directly or indirectly, more than one percent of our company's outstanding share capital.

    The business address of each of the members of our management board is Infineon Technologies AG, St.-Martin-Strasse 53, D-81669 Munich, Germany.

Compensation

    Under our articles of association, the annual compensation is EUR25,000 for each member of the supervisory board. The chairman of the supervisory board receives 200% of this amount and each of the deputy chairman and each member of certain committees receive 150% of this amount. The aggregate compensation of the members of our supervisory board for the 2001 financial year was EUR463,000. In addition, all members of the supervisory board receive 1,500 share appreciation rights (Wertsteigerungsrechte) per year, which are granted and may be exercised for cash under the same conditions as options granted under the then current long-term incentive plan.

    The aggregate remuneration of the five members of our management board in respect of the 2001 financial year consisted of EUR1.0 million in fixed salaries, plus options to purchase an aggregate of 345,000 shares. These options had an aggregate fair value at their grant date of EUR8.7 million (which is not reflected as compensation expense under generally accepted accounting principles in the United States). These options have an exercise price of EUR55.18 per share; will become exercisable no earlier than November 27, 2002, subject to the condition that the trading price of our ordinary shares on the Frankfurt Stock Exchange will have closed above the exercise price on at least one day; and will expire on November 27, 2007. No bonuses were paid or accrued with respect to any members of the management board with respect to the 2001 financial year.

    During the 2001 financial year, we made the standard annual grant of 1,500 share appreciation rights to each member of our supervisory board, as described above, but did not grant any additional options to the members of our supervisory board.

    We have entered into service contracts with each of the members of the management board. Pursuant to these contracts, board members are entitled to receive certain transitional payments upon termination of their board membership. These payments generally consist of the respective board member's twelve most recent monthly salary payments plus a lump sum equal to the average bonus, if any, received by the member over each of the last three fiscal years. If a board member dies subsequent to the termination of membership, the then-outstanding benefits will be paid to such member's heirs. No transitional payments are payable with respect to board members whose membership is terminated for cause or who resign before the age of 60. In addition, board members who are unable to continue to fulfill their duties, including because the supervisory board fails to renew their board membership, or who retire after the age of 60 are entitled to certain pension benefits. The amount of the chairman's pension is equal to 70 percent of his most recent monthly salary. The amounts of the other members' pensions are agreed on an individual basis. A board member's pension may be reduced in certain circumstances, including if the member receives income from certain other occupations or if our economic situation changes so substantially that we cannot reasonably be expected to continue to grant the benefits. Upon a board member's death, benefits may be payable to the deceased's spouse or orphaned children.

    We have not extended any loans to the members of our supervisory or management boards.

Long-Term Incentive Plans

    1999 Share Option Plan.  Under our 1999 Share Option Plan we granted non-transferable share options to members of our management board, directors of subsidiaries and affiliates, managers and to key employees.

    As of September 28, 2001, options to purchase an aggregate of 11,092,378 shares were outstanding under the 1999 plan, of which options to purchase 1,302,000 shares were held by members of our management board. The 1999 plan was discontinued and, accordingly, we no longer grant options under that plan.

    The exercise price of the options granted under the 1999 plan is 120% of the average closing price of our company's shares on the Frankfurt Stock Exchange over the five trading days preceding the date of grant. Holders of options may exercise them during the seven-year period following the date of grant but only if the share price of our company has reached the exercise price on at least one trading day in Xetra or its successor during the duration of the option and only after the second anniversary of the date of grant. In addition, holders may not exercise an option within fixed time periods prior to or following publication of our quarterly or annual results.

    When options are exercised, our company may either issue new shares from its conditional capital or deliver previously issued shares.

    2001 International Long-Term Incentive Plan.  In April 2001, we adopted the Infineon Technologies AG 2001 International Long-Term Incentive Plan, which we refer to as the 2001 plan. Under the 2001 plan, we have the authority over a five-year period to grant non-transferable share options to members of our management board, to the members of the top management of our subsidiaries, and to other senior level executives and employees with exceptional performance of Infineon Technologies AG and our subsidiaries. We may grant options covering up to 2.5 million shares to members of our management board, 6.3 million shares to members of the top management of our German and foreign subsidiaries, and 42.7 million shares to senior level executives and employees with exceptional performance below management board level of Infineon Technologies AG and below top management level of domestic and foreign subsidiaries. We may not grant options under the 2001 plan covering more than 51.5 million shares in our company in the aggregate. Through the end of the 2001 financial year we had granted options to purchase an aggregate of 175,500 shares under our 2001 plan.

    Under the 2001 plan, the supervisory board will decide annually within a period of 45 days after publication of the results for the fiscal year then ended, but no later than two weeks before the end of the quarter, how many options to grant to the management board. During that same period the management board may grant options to other eligible persons. In addition, the 2001 plan provides that options may be granted at specified times throughout the year. Each year up to a maximum of 30% of the plan options may be granted.

    The exercise price of the options granted under the 2001 plan is 105% of the average opening share price of our company's shares on the Frankfurt Stock Exchange over the five trading days preceding the date of grant. Options granted under the 2001 plan have a term of seven years after the date of grant and may be exercised after the second anniversary of the date of grant at the earliest. In addition, holders may not exercise an option within fixed time periods prior to or following publication of our quarterly or annual results.

    When options are exercised, our company may either issue new shares from its conditional capital, deliver previously issued shares or elect to settle the options in cash.

Employee Share Purchase Program

    We have implemented an employee share purchase program, or ESPP, under which most of our employees (including employees of designated subsidiaries) will be offered the opportunity to purchase our shares at a discount. The ESPP is administered by a committee of our management board. The committee has broad discretion to determine the terms upon which our shares will be offered under the ESPP. For example, the committee may determine the timing and length of offering periods, the total number of shares to be made available in any offering period, the number of shares that may be purchased by any participating employee and the discount, if any, that will be offered to participating employees. It is generally contemplated that our shares will be offered to employees at a discount of 15% from the then current market price of our company's shares on the Frankfurt Stock Exchange. The terms of the ESPP, as implemented in each of the countries in which there are participating employees, will vary to some extent to comply with local laws and regulations. We expect that there will be four separate offerings under the ESPP, one in each of the financial years 2001 through 2004.

    Employees of any of our participating U.S. subsidiaries who purchase shares under the ESPP will receive ADRs. A separate plan intended to qualify as an "employee stock purchase plan" under Section 423 of the United States Internal Revenue Code of 1986 applies to the employees of our United States subsidiaries. The purchase price for shares offered to U.S. employees under this plan will not be lower than 85% of the closing price of our ADRs on the New York Stock Exchange on the first or the last day of the relevant offering period, whichever is lower.

    We have also adopted two separate plans that allow our eligible employees who are based in Germany, as well as eligible employees of our participating German subsidiaries, to purchase additional shares under the ESPP.

    The first plan, which we refer to as the General Supplemental Offer, provides that all of our employees who are based in Germany, as well as all employees of our German subsidiaries, may purchase shares at a discounted price determined by the committee. The maximum number of shares that a participant may purchase under the General Supplemental Offer is subject to limits set forth in the German Income Tax Act. In order to benefit from certain advantageous German tax treatment, employees who purchase shares under the General Supplemental Offer in connection with the ESPP's initial offering period may not transfer those shares until December 31, 2006.

    The second plan, which we refer to as our Exempt Staff Offer, provides that our highly skilled and management level employees, as well as the highly skilled and management level employees of some of our German subsidiaries, may purchase additional shares at a discounted price determined by the committee. Employees who purchased shares under the Exempt Staff Offer in connection with the ESPP's first offering period may not transfer those shares until December 31, 2002.

    A total of 3 million shares were reserved for issuance under the ESPP in the 2001 financial year. Employees who purchase shares under the ESPP may not transfer those shares for a period of time to be determined by the committee prior to each offering period. With the exception of purchases made under the General Supplemental Offer and the Exempt Staff Offer (which have the mandatory holding periods described above), employees who participated in the ESPP's initial offering period may not transfer shares purchased under the plan before June 30, 2002. We anticipate that similar mandatory holding periods will apply to future offerings under the ESPP. We issued approximately 12,000 shares under this plan in November 2001.

PRINCIPAL SHAREHOLDERS

    The following table shows the current beneficial ownership of our company's share capital by (1) the principal shareholders (each person or entity who owns beneficially 5% or more of our shares) and (2) the members of our management board and supervisory board, each as a group. We are not directly or indirectly owned or controlled by any foreign government.

	Shares owned
	Number	Percent
Siemens Nederland N.V.(1)	200,487,368	28.93
Siemens AG(1)	148,912,407	21.49
Siemens Pension Trust e.V.	93,825,225	13.54
Members of the management board as a group	*	*
Members of the supervisory board as a group	*	*
(1)
Siemens Nederland N.V. is a wholly-owned subsidiary of Siemens AG, and Siemens AG may be deemed to beneficially own all of the shares owned by Siemens Nederland N.V.
*
Represent less than one percent of our outstanding share capital.

    None of the members of either of our management board or supervisory board owns, directly or indirectly, more than one percent of our company's outstanding share capital.

    In August 2000, Siemens Nederland N.V. issued 25,000 bonds with a nominal value of EUR100,000 each, each of which is exchangeable at the option of the holders thereof into 1,000 of our company's shares at an exchange price of EUR100 per share. The exchange feature may be exercised on any business day during the exchange period, which commenced on August 10, 2001, inclusive, and ends ten business days before August 10, 2005 (that is, July 27, 2005) or, in the event of early redemption by the issuer on and including the fourth business day immediately preceding the day fixed for such early redemption.

    In April 2001, Siemens irrevocably transferred 93,825,225 of our shares, then representing approximately 15% of our then outstanding share capital, to Siemens Pension Trust e.V., which services pension liabilities of Siemens AG and some of its German group companies (excluding Infineon), which we understand was done in order to rebalance the trust's net asset value in light of increased pension obligations resulting from Siemens' acquisition of Mannesmann ATECS AG. We understand that, under the Siemens Pension Trust e.V. documents, the pension trust may receive instructions from Siemens as to the voting of the shares while they are owned by the trust. Siemens may, therefore, be deemed to be a beneficial owner of such shares for purposes of the U.S. federal securities laws. We understand that Siemens disclaims beneficial ownership of such shares for purposes of the U.S. federal securities laws.

    Under German law, for so long as Siemens holds more than 25% of the shares in our company represented at a shareholders' general meeting, it would be in a position to block shareholder action on a variety of matters, including the exclusion of preemptive rights in a capital increase, or any capital decrease, merger, consolidation, spin-off, sale or other transfer of all or substantially all of our assets, a change in the corporate form or business purpose of our company or the dissolution of our company.

    The business address of Siemens AG is Wittelsbacherplatz 2, D-80333 Munich, Germany. The business address of Siemens Nederland N.V. is Prinses Beatrixlaan 26, 2595 AL The Hague, The Netherlands. The business address of the Siemens Pension Trust e.V. is c/o Siemens AG, Wittelsbacherplatz 2, D-80333 Munich, Germany.

TRANSACTIONS AND RELATIONSHIP BETWEEN INFINEON AND THE SIEMENS GROUP

Formation and Control

    In July 1998, Siemens approved a ten-point program designed to achieve a sustainable improvement in its profitability. In November 1998, Siemens announced specific measures to be implemented within the framework of the ten-point program. These measures included the conversion of the Siemens group's semiconductor activities into a separate legal entity—Infineon—and the initial public offering and listing of our shares. In March 2000, as part of our initial public offering, Siemens' affiliate, Siemens Nederland N.V., sold 173,475,000 of our shares.

    Siemens and Siemens Nederland N.V. have stated on a number of occasions that they intend to reduce their ownership stake and/or voting interest in our company as and when business and market conditions permit. We understand that Siemens has identified the deconsolidation of our company for purposes of its own financial reporting as an intermediate goal. Siemens and Siemens Nederland N.V. have in the past taken several steps to reduce their holdings of our company's shares. First, in July 2000, Siemens Nederland N.V. issued bonds exchangeable into 25 million of our company's shares. The current exchange price of these bonds is EUR100 per share, with the exchange period commencing on August 10, 2001. Second, in April 2001, Siemens irrevocably transferred 93,825,225 of our company's shares to the Siemens Pension Trust e.V., which we understand was done in order to rebalance the trust's net asset value in light of increased obligations resulting from Siemens' acquisition of Mannesmann ATECS AG. We further understand that, under the Siemens Pension Trust documents, the pension trust may receive instructions from Siemens as to the voting of the shares while they are owned by the trust.

    We understand that Siemens and Siemens Nederland N.V. continuously consider further measures to reduce their ownership stake and/or voting interest in our company. Among other things, Siemens has received authorization from its shareholders to offer shares of our company in exchange for shares of Siemens as a means for Siemens to repurchase its own shares. Siemens has to date not provided any indication of the timing of any such exchange program, nor has it specified the total number of our company's shares that it might make available to holders of Siemens shares in such an exchange program. In addition, according to public statements made by Siemens, we understand that Siemens is considering reducing its voting rights over a portion of our company's shares. In the event that Siemens' voting control over Infineon is reduced to less than 50%, Siemens would expect to begin accounting for Infineon using the equity method of accounting.

    Other than the above-mentioned measures that we understand are currently under consideration, we are not aware of what any further steps in the Siemens program to reduce its ownership of our company's shares may be or when such steps may occur. Siemens and Siemens Nederland N.V. have, however, indicated that they are considering a wide range of potential alternative techniques and timetables for disposing of their remaining shares in our company. Any such transaction could occur at any time or from time to time.

    We have granted to Siemens, Siemens Nederland N.V. and Siemens Pension Trust e.V. certain rights to have our company's shares that they own registered for resale under the Securities Act. We have agreed to indemnify Siemens against certain liabilities that might arise in connection with such a registration, including certain prospectus liabilities under the Securities Act.

    For as long as Siemens controls a majority of votes over shares represented in a shareholders' general meeting, it will be in a position to elect all of the shareholder-elected members of our supervisory board. The current composition of the supervisory board is set forth under "Management—Supervisory Board".

    Further to our formation as a separate legal entity, we have agreed to indemnify Siemens against any losses it may suffer under a small number of guarantee and financing arrangements that relate to our business but that could not be transferred to us for legal, technical or practical reasons.

Services

    We historically relied on the Siemens group to provide us with a wide range of administrative, financial, information technology and other services. The Siemens group continues to provide many of these services under a framework services agreement and other agreements described below. We believe that all services from the Siemens group companies are purchased on arms'-length terms and conditions.

    In connection with our formation, we entered into a framework services agreement (Gestionsvertrag) and related agreements with Siemens, pursuant to which Siemens provided advisory services and support to us in a number of corporate business functions. The framework services agreement provided that we pay Siemens a fee for these services of EUR1.0 million in the 1999 financial year and EUR1.2 million in the 2000 financial year. In addition, related agreements also provide for fees for services. The framework services agreement also provides that we may request additional services from Siemens from time to time at prices to be negotiated.

    We also have a number of other agreements with Siemens group companies for the provision of services. In particular, we currently purchase extensive information technology services from the Siemens group, including use of its global computer network, payroll, treasury and other services.

    The Siemens group also provides office equipment and leases real estate to us. We have a fully-funded pension fund to cover our anticipated pension obligations to our employees in Germany. This fund is managed by a Siemens subsidiary.

Sales

    The Siemens group is our largest customer. In the 1999, 2000 and 2001 financial years, 14%, 10% and 14%, respectively, of our net sales resulted from direct sales to the Siemens group. An additional 9%, 4% and 2%, respectively, of our net sales in each of the three years resulted from sales through the Siemens group's sales organization for resale to third parties. We believe that these transactions are on terms no less favorable to us than we could obtain from third parties.

    More details about our sales through Siemens' sales organization can be found under "Operating and Financial Review—Results of Operations" and more details about our sales generally can be found under "Business—Customers, Sales and Marketing—Sales and Marketing".

Insurance

    As an affiliate of Siemens, we currently obtain nearly all of our insurance coverage under the framework of the Siemens group insurance arrangements. We may no longer be able to maintain our insurance coverage under these group insurance arrangements if and when Siemens ceases to own or control 50% of our company's shares. We are currently evaluating our options for directly obtaining our own insurance coverage.

Loan Agreement

    In April 2001, Siemens, on an exceptional basis, extended to us a short-term loan in the amount of EUR450 million, which we understand was done in connection with the dividend paid pursuant to the resolution of our company's annual general meeting on April 6, 2001. The loan was repaid in September 2001.

Non-competition

    Siemens has entered into a non-competition agreement with us. Under this agreement, Siemens has agreed that no member of the Siemens group will engage in or carry out any research or development, production or distribution of semiconductor devices or license or sublicense any of our patents to any party for use in research or development, production or distribution of semiconductor devices. The agreement is subject to certain exceptions relating to such matters as application-specific semiconductor devices designed specifically for use in or in connection with Siemens group products, spare parts for those products, and the application in equipment and systems of circuitry from Dual Use Patents, as well as to various de minimis exceptions. This non-competition agreement will expire after a period of four years following March 13, 2000 or two years following the point at which Siemens' direct or indirect equity ownership of our company drops to 50% or less, whichever occurs earlier.

    We have also agreed with Siemens not to carry out research or development, production or distribution of certain types of optoelectronic semiconductor devices. The OSRAM joint venture, in which we sold our interest in September 2001, produces optoelectronic semiconductor devices. The agreement provides for certain standard exceptions, including the procurement of such devices for incorporation into chipsets or systems for sale as integrated parts of such chipsets or systems. This noncompetition restriction will remain in force until two years after we cease to be an affiliated company of Siemens, provided that it will in any event end in March 2004, the fourth anniversary of our initial public offering.

Patent Cross-License Agreement

    We have entered into a patent cross-license agreement with Siemens that grants Siemens the right to use our patents and grants us the right to use Siemens' patents. This agreement is described above under "Business—Intellectual Property".

ARTICLES OF ASSOCIATION

    This section summarizes the material rights of holders of the shares of our company under German law and the material provisions of the Articles of Association of our company. This description is only a summary and does not describe everything that the Articles of Association contain. Copies of the Articles of Association are publicly available from the Commercial Register in Munich, and an English translation has been filed with the Securities and Exchange Commission in the United States.

Share Capital

    The issued share capital of our company consists of EUR1,386,050,288 divided into 693,025,144 individual shares in registered form with a notional value of EUR2.00 each. According to German law, the individual shares do not have a par value but they do have a notional value that can be determined by dividing the share capital amount by the number of shares. Since our formation, changes in our share capital have been as follows:

  •
  At our formation, our share capital consisted of EUR400,000,000, represented by 200,000,000 individual shares in registered form with a notional value of EUR2 each.

  •
  On January 26, 2000, we increased our share capital from EUR400,000,000 to EUR800,000,000 by issuing 200,000,000 shares for a EUR400,000,000 transfer of corporate funds to capital. The new shares were issued to Siemens and Siemens Nederland N.V. in proportion to their respective ownership interests in our company at that time.

  •
  On February 14, 2000, we increased our share capital from EUR800,000,000 to EUR1,200,000,000 by issuing 200,000,000 shares for a EUR400,000,000 transfer of corporate funds to capital. The new shares were issued to Siemens and Siemens Nederland N.V. in proportion to their respective ownership interests in our company at that time.

  •
  On March 8, 2000, we increased our share capital by EUR33,400,000 to EUR1,233,400,000 for cash contributions by issuing 16,700,000 shares with full dividend entitlement for the 2000 financial year. The shares were sold in our initial public offering.

  •
  On April 28, 2000, we increased our share capital by EUR15,184,860 by issuing to Intel Corporation 7,592,430 shares with full dividend entitlement for the 2000 financial year. After the execution of the capital increase, our share capital consisted of EUR1,248,584,860.

  •
  On June 28, 2000, we increased our share capital by EUR2,418,154 against a contribution in kind by issuing 1,209,077 shares with full dividend entitlement for the 2000 financial year to Savan Communications Ltd. After execution of the capital increase our share capital consisted of EUR1,251,003,014.

  •
  On March 16, 2001, we increased our share capital by EUR886,976 against a contribution in kind by issuing 443,488 shares with full dividend entitlement for the 2001 financial year in connection with our investment in Ramtron International Corporation. After execution of the capital increase our share capital consisted of EUR1,251,889,990.

  •
  On April 11, 2001, we increased our share capital by EUR1,413,428 against a contribution in kind by issuing 706,714 shares with full dividend entitlement for the 2001 financial year in connection with our acquisition of Ardent Technologies Inc. After the execution of the capital increase our company's share capital consisted of EUR1,253,303,418.

  •
  In July 2001, we increased our share capital by EUR120,000,000 by issuing 60,000,000 shares in our secondary public offering (with full dividend entitlement for the 2001 financial year).

  •
  On August 8, 2001, we increased our share capital by EUR12,746,870 against a contribution in kind by issuing 6,373,435 shares with full dividend entitlement for the 2001 financial year (of which a certain number are currently held in escrow pending the achievement of certain milestones) in connection with our acquisition of Catamaran Comminications, Inc. After the execution of the capital increase, our company's share capital consisted of EUR1,386,050,288.

    Registrar Services GmbH, the transfer agent and registrar of our company in Germany, registers record holders of shares in the share register on our behalf pursuant to a transfer agency agreement. The transfer agent also maintains the register of our shareholders.

Authorized Capital

    Under the German Stock Corporation Act, a stock corporation's shareholders can authorize the management board to issue shares in a specified aggregate nominal amount of up to 50% of the issued share capital at the time the resolution is passed. The shareholders' authorization may extend for a period of no more than five years.

    The Articles of Association of our company authorize the management board to increase the share capital with the supervisory board's consent. The management board may use these authorizations until March 31, 2004 to issue new shares in one or more tranches:

  •
  in an aggregate amount of up to EUR120 million to issue shares to employees of the Infineon group companies (in which case preemptive rights of the existing shareholders are excluded); or

  •
  in an aggregate amount of up to EUR222,534,572 to issue shares in exchange for contributions in kind (in which case preemptive rights of the existing shareholders are excluded).

Conditional Capital

    Furthermore, our company has conditional capital of up to EUR96 million that may be used to issue up to 48 million new registered shares in connection with our 1999 and our 2001 plans and additional conditional capital of up to EUR29 million that may be used to issue up to 14.5 million new registered shares in connection with our 2001 long term incentive plan. These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

    Our company also has conditional capital of up to EUR50 million that may be used to issue up to 25 million new registered shares upon conversion of debt securities, if those securities have been issued before November 30, 2004 at the latest. These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

Preemptive Rights

    Under the German Stock Corporation Act, an existing shareholder in a stock corporation has a preferential right to subscribe for issues of new shares by that corporation in proportion to the number of shares he holds in the corporation's existing share capital. These rights do not apply to shares issued out of conditional capital. Preemptive rights also apply to securities that may be converted into shares, securities with warrants, profit-sharing certificates and securities with dividend rights. The German Stock Corporation Act only allows the exclusion of this preferential right in limited circumstances. At least three fourths of the share capital represented at the meeting must vote for exclusion. In addition to approval by the shareholders, the exclusion of preemptive rights requires a justification. The justification must be based on the principle that the interest of the company in excluding preemptive rights outweighs the shareholders' interest in their preemptive rights.

    Preemptive rights resulting from a capital increase may generally be transferred and may be traded on any of the German stock exchanges upon which our shares are traded for a limited number of days prior to the final date on which the preemptive rights may be exercised.

Shareholders' Meetings and Voting Rights

    A general meeting of the shareholders of our company may be called by the management board or the supervisory board. Shareholders holding in the aggregate at least 5% of our issued share capital may also require the management board to call a meeting. The annual general meeting must take place within the first eight months of the fiscal year. The management board calls this meeting upon the receipt of the supervisory board's report on the annual financial statements.

    Under German law and the Articles of Association of our company, our company must publish notices of shareholder meetings in the German Federal Gazette (Bundesanzeiger) at least one month before the last day on which the shareholders must notify our company that they intend to attend the meeting.

    A shareholder or group of shareholders holding a minimum of either 5% of the share capital or shares of our company representing at least EUR500,000 of its registered capital may require that additional or modified proposals be made at our shareholders' general meeting.

    Shareholders who are registered in the share register may participate in and vote in the shareholders' general meeting. A notice by a shareholder of his intention to attend a shareholders' general meeting must be given to our company at least six days (or a shorter period, if so determined by management) before the meeting, not counting the day of notice and the day of the meeting. Following receipt of a notice of this type, our company will not enter a transfer of the related shares in the share register until after the conclusion of the shareholders' general meeting. In certain cases, a shareholder can be prevented from exercising his voting rights. This would be the case, for instance, for resolutions on the waiver or assertion of a claim by our company against the shareholder.

    Each share carries one vote at general meetings of the shareholders. Resolutions are generally passed with a simple majority of the votes cast. Resolutions that require a capital majority are passed with a simple majority of the issued capital, unless statutory law or the Articles of Association of our company require otherwise. Under the German Stock Corporation Act, a number of significant resolutions must be passed by a majority of the votes cast and at least 75% of the share capital represented in connection with the vote taken on that resolution. The majority required for some of these resolutions may be lowered by the Articles of Association. The shareholders of our company have lowered the majority requirements to the extent permitted by law.

    Although our company must notify shareholders of an ordinary or extraordinary shareholders' meeting as described above, neither the German Stock Corporation Act nor the Articles of Association of our company fixes a minimum quorum requirement. This means that holders of a minority of our shares could control the outcome of resolutions not requiring a specified majority of the outstanding share capital of our company.

    According to the Articles of Association of our company, a resolution that amends the Articles of Association must be passed by a majority of the votes cast and at least a majority of the nominal capital represented at the meeting of shareholders at which the resolution is considered. However, resolutions to amend the business purpose stated in the Articles of Association of our company also require a majority of at least three-quarters of the share capital represented at the meeting. The 75% majority requirement also applies to the following matters:

  •
  the exclusion of preemptive rights in a capital increase;

  •
  capital decreases;

  •
  a creation of authorized capital or conditional capital;

  •
  a dissolution;

  •
  a merger or a consolidation with another stock corporation or another corporate transformation;

  •
  a transfer of all or virtually all of the assets of our company; and

  •
  the conclusion of any direct control, profit and loss pooling or similar intercompany agreements.

Dividend Rights

    Shareholders participate in profit distributions in proportion to the number of shares they hold.

    Under German law, our company may declare and pay dividends only from balance sheet profits as they are shown in our company's unconsolidated annual financial statements prepared in accordance with applicable German law. In determining the distributable balance sheet profits, the management board and the supervisory board may allocate to profit reserves up to one half of the annual surplus remaining after allocations to statutory reserves and losses carried forward.

    The shareholders, in determining the distribution of profits, may allocate additional amounts to profit reserves and may carry forward profits in part or in full.

    Dividends approved at a shareholders' general meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at the shareholders' general meeting. Where shareholders hold physical certificates, we will pay dividends to those shareholders who present us, or the paying agent or agents that we may appoint from time to time, with the appropriate dividend coupon. If you hold shares that are entitled to dividends in a clearing system, the dividends will be paid according to that clearing system's rules. We will publish notice of dividends paid and the paying agent or agents that we have appointed in the German Federal Gazette.

Liquidation Rights

    In accordance with the German Stock Corporation Act, if we are liquidated, any liquidation proceeds remaining after all of our liabilities have been paid off would be distributed among our shareholders in proportion to their holdings.

Disclosure Requirement

    The German Securities Trading Act requires each person whose shareholding reaches, exceeds or, after exceeding, falls below the 5%, 10%, 25%, 50% or 75% voting rights thresholds of a listed corporation to notify us and the German Federal Supervisory Authority for Securities Trading in writing within seven calendar days after they have reached, exceeded or fallen below such a threshold. In their notification, they must also state the number of shares they hold. Such holders cannot exercise any rights from those shares until they have satisfied this disclosure requirement. In addition, the German Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the exercise of the voting rights attached to those shares.

Repurchase of Our Own Shares

    We may not acquire our own shares unless authorized by the shareholders' general meeting or in other very limited circumstances set out in the German Stock Corporation Act. Shareholders may not grant a share repurchase authorization lasting for more than 18 months. The rules in the German Stock Corporation Act generally limit repurchases to 10% of our share capital and resales must be made either on the stock exchange, in a manner that treats all shareholders equally or in accordance with the rules that apply to preemptive rights relating to a capital increase. We are not currently authorized by the shareholders' general meeting to repurchase our own shares.

Corporate Purpose of Our Company

    The corporate purpose of our company, described in section 2 of the Articles of Association, is direct or indirect activity in the field of research, development, manufacture and marketing of electronic components, electronic systems and software, as well as the performance of related services.

Registration of the Company with Commercial Register

    We were entered into the commercial register of Munich, Germany, as a stock corporation on July 14, 1999 under the number HRB 126492.

ADDITIONAL INFORMATION

ORGANIZATIONAL STRUCTURE

    The following table shows information relating to those of our subsidiaries that either had a book value representing at least 10% of our equity on either a consolidated or non-consolidated basis at September 30, 2001 or contributed at least 10% of our net loss on either a consolidated or non-consolidated basis during our 2001 financial year:

Principal Subsidiaries as of September 30, 2001(1)

Corporate name, registered office	Field of activity	Subscribed capital	Equity Participation		Book value of shares held(2)	Reserves(2)	Profit/loss in FY 2001	Revenues from shares held in FY 2001	Receivables/ Liabilities of Infineon Technologies AG from/due to Subsidiaries
		(EUR in millions)	(in %)		(EUR in millions)	(EUR in millions)	(EUR in millions)	(EUR in millions)	(EUR in millions)
Infineon Technologies Dresden GmbH & Co. OHG, Dresden, Germany	Production	736	100	(3)	736	(290)	103	0	333
Infineon Technologies SC 300 GmbH & Co. KG, Dresden, Germany	Production, Research and Development	110	87	(3)	110	(129)	(136)	0	467
Infineon Technologies Holding B.V., Rotterdam, The Netherlands	Holding	1	100	(3)(4)	3,620	3,851	143	0	270
Infineon Technologies Austria AG, Villach, Austria	Production	17	100	(5)	878	807	61	0	179
Catamaran Communication Inc., San Jose, USA	Research and Development	14	100	(3)	271	153	(62)	0	0
(1)
According to U.S. GAAP.

(2)
The carrying value for the legal entity (includes additional paid-in capital, retained earnings and accumulated other comprehensive income).

(3)
Held by Infineon Technologies AG, Munich, Germany.

(4)
Share capital outstanding EUR4 million.

(5)
Held by Infineon Technologies Holding B.V., Rotterdam, The Netherlands.

DIVIDEND POLICY

    We paid a dividend of EUR407 million (or EUR0.65 per share) in April 2001 in respect of the 2000 financial year. Payment of this dividend allowed us to take advantage of the differential between German tax rates on undistributed and distributed earnings. We will not declare a dividend in respect of the 2001 financial year and do not expect to declare dividends for the next few years. We intend to retain any future earnings for investment in the development and expansion of our business.

MARKET INFORMATION

General

    The principal trading market for our company's shares is the Frankfurt Stock Exchange. Options on the shares trade on the German options exchange (Eurex Deutschland) and other exchanges. All of our company's shares are in registered form.

    ADSs, each representing one share, are listed on the New York Stock Exchange and trade under the symbol IFX. The depositary for the ADSs is Morgan Guaranty Trust Company of New York.

Trading on the Frankfurt Stock Exchange

    Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the most significant of the eight German stock exchanges. The Frankfurt Stock Exchange (including transactions through the Xetra (Exchange Electronic Trading) system) accounted for approximately 88% of the turnover in exchange-traded shares in Germany in 2000. As of December 31, 2000, the shares of 5,694 companies traded on the official, regulated and unregulated markets and the Neuer Markt segment of the Frankfurt Stock Exchange. Of these, 905 were German companies and 4,789 were foreign companies.

    Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 8:00 p.m., Central European Time. Securities listed on the Frankfurt Stock Exchange generally trade in the auction market, but also change hands in interbank dealer markets. Publicly commissioned stock brokers who are members of the Frankfurt Stock Exchange, but who do not as a rule deal with the public, note prices, which are determined by out-cry. The prices of actively traded securities, including the shares of large corporations, are continuously quoted during trading hours. For all securities, a fixed price (Einheitskurs) is established at approximately midday on each day the Frankfurt Stock Exchange is open for business.

    Deutsche Börse publishes an official daily list of quotations containing the fixed prices (Einheitskurse) for all traded securities. The list is available on the internet at
http://www.deutsche-boerse.com under the heading "Market Data".

    Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra system) settle on the second business day following the trade. Transactions off the Frankfurt Stock Exchange (such as, for example, large trades or transactions in which one of the parties is foreign) generally also settle on the second business day following the trade, although a different period may be agreed to by the parties. Under standard terms and conditions for securities transactions employed by German banks, customers' orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

    The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

    The Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt für den Wertpapierhandel) monitors trading activities on the German stock exchanges.

    Since January 4, 1999, all shares on German stock exchanges have traded in euro.

    Our company's shares have traded on the Frankfurt Stock Exchange since March 13, 2000. The table below sets forth, for the periods indicated, the high and low closing sales prices for our company's shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra trading system:

	Price per share
	High	Low
Financial year ended September 30, 2000 (from March 13)	EUR92.50	EUR51.56
Financial year ended September 30, 2001	56.42	12.21
April 2000 through June 2000	92.50	51.56
July 2000 through September 2000	88.70	54.88
October 2000 through December 2000	56.42	38.72
January 2001 through March 2001	47.99	35.08
April 2001 through June 2001	49.75	27.39
July 2001 through September 28, 2001	30.20	12.21
April 2001	49.75	38.25
May 2001	47.23	39.79
June 2001	41.28	27.39
July 2001	29.45	24.30
August 2001	30.20	22.66
September 2001	26.18	12.21

    On November 30, 2001, the closing sales price per share on the Frankfurt Stock Exchange, as reported by the Xetra trading system, was EUR21.93, equivalent to $19.65 per share (translated at the noon buying rate on November 30, 2001).

Trading on the New York Stock Exchange

    ADSs representing our company's shares have traded on the New York Stock Exchange since March 13, 2000. The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the New York Stock Exchange:

	Price per ADS
	High	Low
Financial year ended September 30, 2000 (from March 13)	$87.31	$47.44
Financial year ended September 30, 2001	48.75	11.07
April 2000 through June 2000	87.31	52.06
July 2000 through September 2000	82.75	47.44
October 2000 through December 2000	49.69	35.50
January 2001 through March 2001	45.56	32.80
April 2001 through June 2001	44.25	23.45
July 2001 through September 28, 2001	26.75	11.07
April 2001	44.25	33.45
May 2001	43.90	34.00
June 2001	35.56	23.45
July 2001	25.55	20.36
August 2001	26.75	20.80
September 2001	22.85	11.07

    On November 30, 2001, the closing sales price per ADS on the New York Stock Exchange was $19.55.

EXCHANGE RATES

    Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of shares or ADSs on conversion of dividends, if any, paid in euro on the shares and will affect the U.S. dollar price of the ADSs on the New York Stock Exchange. In addition, to enable you to ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows the average exchange rates of U.S. dollars per euro for the periods shown.

    Since the euro did not exist prior to January 1, 1999, we cannot present actual exchange rates between the euro and the U.S. dollar for earlier periods. For all periods prior to the implementation of the euro on January 1, 1999, this information is calculated by using the noon buying rates of the Federal Reserve Bank of New York for Deutsche Mark per dollar, as translated into euro at the official fixed rate of EUR1.00 = DEM 1.95583. The annual average rate is computed by using the noon buying rate for the euro (or Deutsche Mark) on the last business day of each month during the period indicated.

Annual average exchange rates of U.S. dollars per euro

Financial year ended September 30,	Average
1997	1.1632
1998	1.0982
1999	1.0954
2000	0.9564
2001	0.8886

    The table below shows the high and low noon buying rates for euro in U.S. dollars per euro for each month from April 2001 through September 2001:

Recent high and low exchange rates of U.S. dollars per euro

	High	Low
April 2001	0.9032	0.8814
May 2001	0.8937	0.8547
June 2001	0.8628	0.8425
July 2001	0.8614	0.8370
August 2001	0.9194	0.8775
September 2001	0.9255	0.8868

    The noon buying rate on November 30, 2001 was EUR1.00 = $0.8958.

USE OF PROCEEDS

    In March 2000, we completed the initial public offering of our ordinary shares in Germany and the United States, in conjunction with private offerings to institutions elsewhere. Of the approximately EUR562 million in net proceeds to us of that offering, approximately EUR435 million was used to repay indebtedness to Siemens that we incurred to fund the construction and initial operation of our Richmond production facility. The remaining proceeds were used to fund general working capital needs.

    In July 2001, we completed a secondary public offering of 60 million of our ordinary shares in Germany and the United States, in conjunction with private offerings to institutions elsewhere. The shares sold in the U.S. portion of that offering were registered under the U.S. Securities Act of 1933 on a Registration Statement on Form F-3 (registration number 333-13590), which was publicly filed with the SEC on June 4, 2001, and declared effective by the SEC on July 12, 2001. The portion of the offering conducted in the United States closed on July 12, 2001 and terminated on that date. Goldman, Sachs & Co. oHG acted as managing underwriter for the offering. Of the 60 million shares to be sold in the offering, we registered 22 million shares under the U.S. Securities Act, at a proposed aggregate offering price of approximately $462 million. A total of 7,402,340 of these shares were ultimately sold in the United States (in the form of American Depositary Shares) at an aggregate offering price of approximatley $158 million. The shares registered in the United States included shares that were to be offered outside the United States in transactions not subject to registration under the U.S. Securities Act, but that might be resold from time to time in the United States in transactions subject to registration under that Act.

    In connection with the July 2001 offering, we paid total underwriters' discounts and commissions of approximately EUR33 million, underwriters' expenses of approximately EUR1 million, and other expenses of approxmately EUR4 million, for total expenses of EUR38 million. These amounts consisted entirely of payments to persons other than directors and officers of our company, our major shareholders and our affiliates. The net proceeds to us from the July 2001 offering, after deduction of the expenses listed above, totaled approximately EUR1.48 billion. To date, we have used approximately EUR625 million of such proceeds to fund the development of our 300-millimeter manufacturing facilities (principally in Dresden), as well as to repay short-term debt, to fund working capital needs and for other corporate purposes. The remaining funds are held as cash on hand pending their use to fund capital expenditures and working capital needs.

TAXATION

Taxation in the Federal Republic of Germany

    The following is a summary discussion of material German tax consequences for shareholders who are not resident in Germany for income tax purposes and who do not hold shares or ADSs as business assets of a permanent establishment or fixed base in Germany ("Non-German Shareholders"). The discussion does not purport to be a comprehensive description of all the tax considerations which may be relevant to a decision to invest in or hold our shares. The discussion is based on the tax laws of Germany as in effect on the date of this annual report, which may be subject to change at short notice and within certain limits, possibly also with retroactive effect. As a result of the so-called "Tax Reduction Act" (Steuersenkungsgesetz), dated October 23, 2000, substantial tax law changes have occurred in particular with regard to the taxation of corporations and their shareholders. In principle, these changes came into force on January 1, 2001. However, pursuant to transition rules certain changes will become effective at a later date. To the extent that these transition rules are of relevance, they will be described in this section of this annual report. You are advised to consult your tax advisors in relation to the tax consequences of the acquisition, holding and disposition or transfer of shares or ADSs and in relation to the procedure which needs to be observed in the event of a possible reduction or refund of German withholding taxes. Only these advisors are in a position to duly consider your specific tax situation.

Taxation of the Company

    In principle, since January 1, 2001, German corporations are subject to corporate income tax at a rate of 25%. This tax rate applies irrespective of whether profits are distributed or retained. Solidarity surcharge of 5.5% is levied on the assessed corporate income tax liability, so that the combined effective tax burden of corporate income tax and solidarity surcharge is 26.375%. For corporations which, like us, have a fiscal year which is not the calendar year, the new law applies only with effect of the first day of the fiscal year 2001/2002, i.e. in our case, from October 1, 2001. The following analysis assumes that our fiscal year will not be changed. Certain foreign source income is exempt from corporate income tax. In principle and in most cases, as of October 1, 2002, dividends received by us and capital gains realized by us on the sale of shares in other corporations will also be exempt from corporate income tax.

    In addition, German corporations are subject to a profit-based trade tax, the exact amount of which depends on the municipality in which the corporation conducts its business. Trade tax is a deductible item in calculating the corporation's tax base for corporate income and trade tax purposes.

    Income earned prior to October 1, 2001 is still subject to corporate income tax at a rate of 40% if the income is retained and 30% if the income is distributed, and in each case, a solidarity surcharge. Exemptions apply to certain foreign-source income, to dividends received as distributions out of tax-exempt foreign-source income and distributions treated as repayment of paid-in capital for tax purposes. German shareholders (shareholders resident in Germany and foreign shareholders holding the shares as business assets of a permanent establishment or a fixed base in Germany) are in principle entitled to a refundable tax credit in the amount of 3/7 of the gross amount (before dividend withholding tax) of dividends received in distribution of income that has been subject to corporate income tax. This tax credit also reduces the basis for the solidarity surcharge on the German taxpayer's personal or corporate income tax liability. The credit or refund is not available to Non-German Shareholders.

    Upon any ordinary dividend distribution after September 30, 2002 paid out of income that has been subject to corporate income tax before October 1, 2001, we will receive a reduction of our corporate income tax in the amount of 1/6 of the declared dividend for the tax year in which the dividend is distributed. As a result, the corporate income tax burden on income which was taxed in accordance with the previous law is reduced to 30% (plus solidarity surcharge) upon distribution. After the end of the fiscal year 2016/2017, no such tax reduction will be provided. If certain tax-exempt income earned before October 1, 2001 is distributed during the fiscal years 2002/2003 to 2016/2017, we will be taxed at a rate of 30% (plus solidarity surcharge) on such income.

Taxation of Dividends

    Dividends paid before October 1, 2002.  German corporations must withhold from their dividend payments withholding tax (Kapitalertragsteuer) at a rate of 25% plus solidarity surcharge (resulting in an effective tax rate of 26.375%) and pay this amount to the tax authorities for the account of the shareholders.

    Pursuant to most German tax treaties, the German withholding tax may not exceed 15% of the dividends received by Non-German Shareholders which are eligible for treaty benefits. The difference between the withholding tax including solidarity surcharge which was levied and the maximum rate of withholding tax permitted by an applicable tax treaty is refunded to the shareholder by the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D-53225 Bonn, Germany) upon application. Forms for a refund application are available from the German Federal Tax Office or the German embassies and consulates in the various countries. A further reduction applies pursuant to most tax treaties if the shareholder is a corporation which holds a stake of 25% or more, and in some cases of 10% or more, of the registered share capital (or according to some tax treaties of the votes) of a company. If the shareholder is a parent company resident in the European Union as defined in Directive No. 90/435/EEC of the Council of July 23, 1990 (so-called "Parent-Subsidiary Directive"), upon application and subject to further requirements, the tax can be withheld at the applicable lower rate or no tax be withheld at all.

    Dividends paid after September 30, 2002.  Tax must be withheld at a rate of 20% plus solidarity surcharge of 5.5% (effective tax rate 21.1%) on dividends paid after September 30, 2002. The procedural rules provided under previous law still apply—See "Dividends paid before October 1, 2002".

    Withholding Tax Refund for U.S. Holders.  U.S. Holders (as defined below in "—United States Taxation of U.S. Investors") who are eligible for treaty benefits under the income tax treaty between Germany and the United States (the "Treaty") are entitled to claim a refund of a portion of the German withholding tax and will be treated as receiving additional dividend income.

    For dividends received before October 1, 2002 out of income earned before October 1, 2001, a U.S. Holder will be entitled to receive a payment from the German tax authorities equal to 16.375% of the declared dividend. The Treaty provides that a portion of this payment equal to 11.375% of the declared dividend, will be treated for U.S. tax purposes as a reduction in German withholding tax to the generally applicable Treaty rate of 15% and the remainder of the payment, or 5% of the declared dividend, will be treated as the net amount of an additional dividend of 5.88% of the declared dividend that has been subject to a 15% German withholding tax. Accordingly, if a dividend of 100 is declared, a U.S. Holder initially will receive 73.625, or 100 minus the 26.375% withholding tax and surcharge. The U.S. Holder can then claim a refund from the German tax authorities of 16.375 and thereby would receive total cash payment of 90, or 90% of the declared dividend.

    For dividends paid after September 30, 2002, U.S. Holders who qualify for Treaty benefits will no longer be entitled to a further withholding tax reduction beyond the maximum rate of 15% under the Treaty.

    For shares and ADSs kept in custody with the Depositary Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German dividend withholding tax and solidarity surcharge thereon on a trial basis. Under this procedure, the Depositary Trust Company may submit claims for refunds payable to U.S. Holders under the Treaty collectively to the German tax authorities on behalf of these U.S. Holders. The German Federal Tax Office will pay the refund amounts on a preliminary basis to the Depositary Trust Company, which will redistribute these amounts to the U.S. Holders according to the regulations governing the procedure. The Federal Tax Office may review whether the refund was made in accordance with the law within four years after making the payment to the Depositary Trust Company. Details of this collective procedure are available from the Depositary Trust Company.

    Individual claims for refunds may be made on a special German form, which must be filed with the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D-53225 Bonn, Germany) within four years from the end of the calendar year in which the dividend is received. Copies of the required forms may be obtained from the German tax authorities at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, NW, Washington D.C. 20007-1998. As part of the individual refund claim, a U.S. Holder must submit to the German tax authorities the original withholding certificate (or a certified copy thereof) issued by the paying agent documenting the tax withheld and an official certification on IRS Form 6166 of the last United States federal income tax return. IRS Form 6166 may be obtained by filing a request with the Internal Revenue Service Center, Foreign Certificate Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification must include the U.S. Holder's name, Social Security Number or Employer Identification Number, the number of the form on which the tax return was filed and the tax period for which the certification is requested. Requests for certification can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send the certification on IRS Form 6166 to the U.S. Holder who then must submit the certification with his claim for refund.

Taxation of Capital Gains

    Sale of Shares before October 1, 2002.  Under German domestic law, capital gains realized by a Non-German Shareholder on the sale or other disposition of shares or ADSs are in principle not subject to German income tax, unless such Non-German Shareholder has held, directly or indirectly, 10% or more of a company's registered share capital at any time during the five year period immediately preceding the disposition. Most German tax treaties, including the Treaty, provide that Non-German Shareholders who are beneficiaries under the respective treaty are generally not subject to German tax even in that case.

    Sale of Shares after September 30, 2002.  If the Non-German Shareholder is an individual, capital gains from the disposition of shares or ADSs are only subject to German tax if such shareholder at any time during the five years preceding the disposition, directly or indirectly, held an interest of 1% or more in a company's issued share capital. If the shareholder has acquired the shares without consideration, the previous owners's holding period and size of shareholding will also be taken into account. Only one half of the capital gain will be taxable. Most German tax treaties, including the Treaty, provide that Non-German Shareholders who are beneficiaries under the respective treaty are generally not subject to German tax even in that case.

    Capital gains received by a corporation are in principle tax exempt.

Inheritance and Gift Tax

    Under German law, the transfer of shares or ADSs will be subject to German inheritance or gift tax on a transfer by reason of death or as a gift if:

      (a) the donor or transferor or the heir, donee or other beneficiary is resident in Germany at the time of the transfer, or, if a German citizen, was not continuously outside of Germany and without German residence for more than five years; or

      (b) at the time of the transfer, the shares or ADSs are held by the decedent or donor as assets of a business for which a permanent establishment is maintained or a permanent representative is appointed in Germany; or

      (c) the decedent or donor has held, alone or together with related persons, directly or indirectly, 10% or more of a company's registered share capital at the time of the transfer.

    The few presently existing German estate tax treaties (e.g. the Treaty with the United States) usually provide that German inheritance or gift tax may only be imposed in cases (a) and (b) above.

Other Taxes

    There are no transfer, stamp or similar taxes which would apply to the sale or transfer of the shares or ADSs in Germany. Net worth tax is no longer levied in Germany.

United States Taxation

    This discussion describes the material United States federal income tax consequences of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This discussion does not apply to you if you are a member of a special class of holders, some of whom may be subject to special rules, including:

  •
  tax-exempt entities;

  •
  life insurance companies;

  •
  dealers in securities;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  persons liable for alternative minimum tax;

  •
  persons that actually or constructively own 10% or more of the voting stock of Infineon;

  •
  persons that hold shares or ADSs as part of a straddle or a hedging or conversion transaction; or

  •
  persons whose functional currency is not the U.S. dollar.

    This discussion is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and published rulings and court decisions, all as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

    You are a "U.S. holder" if you are a beneficial owner of shares or ADSs and you are:

  •
  a citizen or resident of the United States;

  •
  a domestic corporation;

  •
  an estate whose income is subject to United States federal income tax regardless of its source;

  •
  a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust; or

  •
  not also a resident of Germany for German tax purposes; and do not hold the shares or ADSs in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Germany.

    You should consult your own tax advisor regarding the United States federal, state, local, German and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

    In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

    If you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us. You must include any German tax withheld from the dividend payment and any additional dividend associated with the Treaty refund in this gross amount even though you do not in fact receive it. For example, for a dividend of 100 that is paid before October 1, 2002 out of income earned before October 1, 2001, you will be deemed to receive total dividends of 105.88, consisting of the declared dividend of 100, plus the deemed additional dividend of 5.88 that is associated with the Treaty refund. For a dividend of 100 paid after September 30, 2002, you will be deemed to have received total dividends of 100. The dividend is ordinary income that you must include in income when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. You may be required to recognize foreign currency gain or loss on the receipt of a refund in respect of German withholding tax to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.

    Subject to certain limitations, the German tax withheld in accordance with German law and the Treaty and paid over to Germany will be creditable against your United States federal income tax liability but only to the extent a refund of the German tax withheld is not available to you under German law or under the Treaty. For a declared dividend of 100 that is paid before October 1, 2002 out of income earned before October 1, 2001, you will be deemed to have paid German taxes of 15.88, but for a dividend of 100 paid after September 30, 2002 you will be deemed to have paid German taxes of 15. Alternatively, you may elect to claim a United States tax deduction instead of a foreign tax credit for German taxes withheld and not refundable, but only for a year in which you elect to deduct foreign taxes with respect to all foreign income taxes.

    Dividends constitute income from sources outside the United States and generally will be "passive income" or, in the case of certain U.S. holders, "financial services income", which are treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

    If you are a U.S. holder and sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your adjusted tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% for property held more than one year (18% if held for at least five years and certain other requirements are satisfied). The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

United States Information Reporting and Backup Withholding

    Dividend payments with respect to shares and proceeds from the sale, exchange or redemption of shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. Backup withholding will generally not apply to a holder, however, if such holder furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or if such holder is otherwise exempt from backup withholding. If a holder is required to establish its exempt status, such holder generally must provide such certification on IRS Form W-9 in the case of U.S. persons and on IRS Form W-8BEN (or suitable substitute form) in the case of non-U.S. persons.

    Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

EXCHANGE CONTROLS AND
LIMITATIONS AFFECTING SHAREHOLDERS

    At present, Germany does not restrict the movement of capital between Germany and other countries except investments in Iraq and with institutions and companies associated with the Taliban in Afghanistan. These restrictions were established to coincide with resolutions adopted by the United Nations and the European Union. Restrictions relating to Libya have been partially suspended.

    For statistical purposes, with some exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident corporation or individual if the payment exceeds EUR12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of DEM 3 million or EUR1.5 million (or the equivalent in a foreign currency) at the end of any calendar month.

    Neither German law nor our Articles of Association restricts the right of non-resident or foreign owners of shares to hold or vote the shares.

DOCUMENTS ON DISPLAY

    Our company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copies at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and in New York, New York. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W. Washington D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. In addition, material filed by us with the SEC can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and at the offices of Morgan Guaranty Trust Company of New York, as depositary for our ordinary shares, at 60 Wall Street, New York, NY 10260.

MATERIAL CONTRACTS

    The descriptions of those material contracts entered into since September 30, 1999 that are contained in our Annual Report on Form 20-F for the 2000 financial year, which we filed with the SEC on December 21, 2000 (registration number 1-15000), are hereby incorporated herein by reference.

    In addition, below is a summary of additional material contracts to which we are a party and that have been entered into since the filing of our Annual Report on Form 20-F for the 2000 financial year. Copies of the agreements incorporated by reference above or described below, or English translations thereof, where applicable, are available as exhibits to this Form 20-F, our Form 20-F for the 2000 financial year, or our Registration Statement on Form F-1, Registration No. 333-11508, filed with the SEC on March 10, 2000.

    Purchase and Transfer Agreement between Infineon and OSRAM GmbH dated as of August 14, 2001. Pursuant to this agreement, we transferred to OSRAM GmbH, a Siemens subsidiary, our 49% interest in OSRAM Opto Semiconductors, previously a joint venture with OSRAM GmbH. We also transferred our interest in OSRAM Unternehmensverwaltung GmbH, the company serving as the general partner of the joint venture company. The total purchase price for the two legal entities was approximately EUR565 million. We provided no warranties except as to our ownership interests in the two entities being transferred.

    Noncompetition Agreement between Siemens and Infineon dated as of April 3, 2001. We have agreed that we and our affiliated companies would not carry out research or development, production or distribution of "optoelectronic semiconductor devices", defined as any kind of luminescent diodes, laser diodes, organic radiation emitting devices, lamp and/ or display modules, signal modules, high-power laser diodes, ultraviolet or visible radiation emitting devices, infrared emitting or detecting devices; but excluding (1) any devices, modules and systems designed or used for any kind of data transimission purposes and (2) any materials, devices or systems based on iridium-phosphide. The agreement provides for certain standard exceptions, including the procurement of such devices for incorporation into chipsets or systems for sale as integrated parts of such chipsets or systems. This noncompetition restriction will remain in force until two years after we cease to be an affiliated company of Siemens AG, provided that it will in any event end in March 2004, the fourth anniversary of our initial public offering.

GLOSSARY

10BaseS	A highly integrated solution for Ethernet communications over VDSL technology, using copper wires with low power consumption.
ADSL
Asymmetric Digital Subscriber Line. A form of Digital Subscriber Line (see "xDSL") in which the bandwidth available for downloading data is significantly larger than for uploading data. This technology is well suited for web browsing and client-server applications as well as for emerging applications such as video on demand.
analog
A continuous representation of phenomena in terms of points along a scale, each point merging imperceptibly into the next. Analog signals vary continuously over a range of values. Real world phenomena, such as heat and pressure, are analog.
application-specific standard product	A (standard) product that has been designed to implement a specific application function, as opposed to a general purpose product such as DRAM.
ASIC	Application Specific Integrated Circuit. A logic circuit designed for a specific use and implemented in an integrated circuit.
ATM	Asynchronous Transfer Mode. A standard for transmitting information on a network.
baseband	Baseband is the original frequency range of a signal before it is transformed into a higher or more efficient frequency. See "broadband".
BiCMOS	Bipolar-Complementary Metal Oxide Semiconductor technology. A process technology that combines bipolar and CMOS technologies, developed for mixed-signal applications.
bipolar	A process technology used to create chips that utilize the junction between positive and negative semiconducting materials. Bipolar chips are used in high-speed devices.
bit	A unit of information; a computational quantity that can take one of two values, such as true and false or 0 and 1; also the smallest unit of storage-sufficient to hold one bit.
Bluetooth	An open system standard that is being developed by an international consortium of computer and communications companies for data to be delivered over short-range wireless modems.
broadband	Any network technology that combines and sorts multiple, independent network frequencies onto a single cable. See "baseband".
byte	A unit of measurement equal to eight bits.
CAD	Computer Aided Design.
capacitor	An electronic device that stores energy. Capacitors help to maintain information stored by memory.
CDMA
Code Division Multiple Access. A standard that is being developed for cellular telephones. A form of multiplexing (or sorting of signals over telephone lines) where the transmitter encodes the signal using a pseudo-random sequence (a random sequence generated by a computer) which the receiver also knows and can use to decode the received signal. Each different random sequence corresponds to a different communication channel.
chip cards	Cards that contain an IC. Frequently used for telephone cards or debit cards.
client	When used in connection with a server, a program that accesses information across a network, such as a Web browser or newsreader.
CMOS
Complementary Metal Oxide Semiconductor technology. A process technology that uses complementary metal oxide transistors to make a chip that will consume relatively low power and permit a high level of integration.
codec	An acronym for coder/decoder. Codecs are integrated circuits or chips that perform data conversion. This may include analog-to-digital conversion and digital-to-analog conversion on a single chip.
database	Any file or set of files containing data stored in an organized format.
DDR DRAM	Double data rate DRAM.
DECT	Digital European Cordless Telecommunications. A standard used for pan-European digital cordless telephones.
digital	The representation of data by a series of bits or discrete values such as 0 and 1.
discrete semiconductors	Semiconductor devices that involve only a single device.
DRAM
Dynamic Random Access Memory. The most common type of random access memory. Each bit of information is stored as an amount of electrical charge in a storage cell consisting of a capacitor and a transistor. The capacitor discharges gradually due to leakage and the memory cell loses the information stored. To preserve the information, the memory has to be refreshed periodically and is therefore referred to as "dynamic". DRAM is a widespread memory technology because of its high packing density and consequently low price.
DSL	See "xDSL".
DSLAM
Digital Subscriber Line Multiplexers. A network device, usually located in a telephone company central office, that receives signals from multiple customers' digital subscriber line connections (see "xDSL") and puts the signals on a high-speed backbone line using multiplexing technologies (see "multiplexing").
DSP	Digital Signal Processor. A specialized computer circuit designed to perform speedy and complex operations on digitized waveforms. Used in processing audio and video signals.
E1	A transmission speed of data across fiber optic lines in the E-carrier system, a European digital transmission format. It is similar to the North American T-carrier system. See "T1"
EEPROM	Electrically Erasable Programmable Read-Only Memory. A read-only memory that can be erased and reprogrammed by the user repeatedly through the application of higher-than-normal electrical voltage.
embedded DRAM	A process technology that combines DRAM and logic functions on a single chip.
Ethernet	A protocol for high-speed communications, principally used for LAN networks.
FeRAM
Ferro magnetic random access memory. A type of memory that stores information using ferro magnetic effects. This type of memory is nonvolatile and electronically reprogrammable, like flash memory and EEPROMs.
flash memory	A type of nonvolatile memory that can be erased and reprogrammed.
Gallium-arsenide (GaAs)	A semiconductor material used to produce optoelectronic devices and high-frequency devices. Gallium-arsenide has a higher charge carrier mobility than silicon and produces higher-speed devices.
gigabit (Gbit)	Approximately one billion bits.
gigabyte	Approximately one billion bytes.
GPRS	General Packet Radio Service.
GSM	Global System for Mobile Communications. A system for digital cellular communications.
HDLC	High-Level Data Link Control. A group of protocols or rules for transmitting data between network points. See "protocol".
IC	Integrated Circuit. A semiconductor device consisting of many interconnected transistors and other components.
ISDN
Integrated Services Digital Network. A type of online connection that speeds up data transmission by handling information in a digital form. Traditional modem communications translate a computer's digital data into an analog wave form and send the signal, which then must be converted back to an analog signal. ISDN can be thought of as a direct digital connection.
ISO
International Standards Organization. The international organization responsible for developing and maintaining worldwide standards for manufacturing, environmental protection, computers, data communications, and many other fields.
LAN	Local Area Network. A data communications network covering a small area, usually within the confines of a building or floors within a building.
LED	Light emitting diode.
library
The collection of representations required by various design tools. The representations, such as symbol, simulation model, layout abstract, and transistor schematic, are used by different tools in the design system to create or analyze some portion of an IC or otherwise aid in the design process. Creating a design library requires inserting the fabrication technologies in the design system in a form that allows designers to create circuits in the most efficient manner.
logic
Mathematical treatment of formal logic in which a system of symbols is used to represent quantities and relationships. AND, OR and NOT are examples of symbols of logical functions. Each function can be translated into a switching circuit, or gate. Since a switch (or gate) has only two states—open or closed—it makes possible the application of binary numbers for solutions of problems. The basic logic functions obtained from gate circuits are the foundation of computing machines.
mainframe	A large computer typically kept in a separate room.
MAN	Metropolitan Area Network. A data communications network covering a relatively small geographic area, such as a single city.
mask
A transparent (glass or quartz) plate covered with an array of patterns used in making an IC. Each pattern consists of opaque and transparent areas that define the size and shape of all circuit and device elements. The mask is used to expose selected areas, and defines the areas to be processed. Masks may use emulsion, chrome, iron oxide, silicon or other material to produce the opaque areas.
megabit (Mbit)	Approximately one million bits.
memory	Any device that can store data in machine-readable format. Usually used synonymously with random access memory and read-only memory.
microcontroller	A microprocessor combined with memory and interfaces integrated on a single circuit and intended to operate as an embedded system.
micron	A metric unit of linear measure which equals one millionth of a meter. Symbol: µ. A human hair is about 100 microns in diameter.
multiplexing
Combining several signals for transmission on some shared medium (e.g., a telephone line). The signals are combined at the transmitter by a multiplexer and split at the receiver by a de-mulitplexer. The communications channel may be shared between the independent signals in different ways.
nonvolatile memory	A memory storage device whose contents are preserved when its power is off.
opto components, opto couplers or opto devices
Components that function by reacting to or creating light signals. An opto coupler is a device designed to transfer electrical signals using light waves to provide coupling with electrical isolation between input and output.
parallel optical link	A high bandwidth link between a system and multiple fiber optic lines.
protocol	The standard or set of rules that two computers use to communicate with each other.
radio frequency IC.	A high-frequency IC such as those used in mobile telecommunications.
Rambus	An DRAM architecture that offers transfer rates approximately five times faster than the ordinary DRAM.
random access memory
RAM. A type of data storage device for which the order of access to different locations does not affect the speed of access. This is in contrast to, for example, a magnetic disk or magnetic tape where it is much quicker to access data sequentially because accessing a non-sequential location requires physical movement of the storage medium rather than electronic switching.
read-only memory
ROM. A type of data storage device that is manufactured with fixed contents. The term is most often applied to semiconductor integrated circuit memories, of which there are several types, and CD-ROM. ROM is inherently non-volatile storage—it retains its contents even when the power is switched off, in contrast to DRAM. ROM is often used to hold programs for embedded systems since these usually have a fixed purpose.
SDSL	Symmetric DSL. A method for transmission of data at T1 speeds over a single line of telephone wires.
semiconductor
A material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern. Common semiconductors are silicon, germanium and gallium-arsenide. The term is also used to apply to ICs made from these materials.
server
A computer that provides some service for other computers connected to it via a network. The most common example is a file server which has a local disk and services requests from remote clients to read and write files on that disk.
silicon	A type of semiconducting material used to make a wafer. Silicon is widely used in the semiconductor industry as a base material.
SLIC	Subscriber Line Interface Circuit. A circuit in a telephone company switch to which a customer's telephone line is connected.
switch	An analog IC that, on command, either passes or blocks an electrical signal.
SDRAM	Synchronous DRAM.
T1
A North American standard for the digital transmission of data across fiber optic lines. A digital carrier facility used to transmit a digital signal. A T1 carrier uses multiplexing to transmit large volumes of information across great distances at high speeds at a (potentially) lower cost than that provided by traditional analog service.
telematics	The combination of telecommunications and data processing.
UMTS	Universal Mobile Telecommunications System.
VDSL	Very high bit-rate Digital Subscriber Line. A form of Digital Subscriber Line similar to ADSL but providing higher speeds at reduced distances.
volatile memory	Memory that loses stored information if the power source is removed.
wafer
A disc made of a semiconducting material such as silicon or gallium arsenide, usually between 75mm (3") and 300mm (12") in diameter, used to form the substrate of a device. A wafer may contain several hundred devices.
WAN	Wide Area Network. A data communications network covering a large geographic area.
WDCT	Worldwide Digital Cordless Telecommunications.
xDSL
Digital Subscriber Line (where "x" represents the type of technology). A family of digital telecommunications protocols designed to allow high speed data communication over existing copper telephone lines between end-users and the telephone company.
yield	When used in connection with manufacturing, the ratio of the number of usable products to the total number of produced products.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The Supervisory Board and Shareholders
Infineon Technologies AG:

    We have audited the accompanying consolidated balance sheets of Infineon Technologies AG and subsidiaries as of September 30, 2000 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three year period ended September 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with German and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infineon Technologies AG and subsidiaries as of September 30, 2000 and 2001, and the results of their operations and their cash flows for the years in the three year period ended September 30, 2001 in conformity with generally accepted accounting principles in the United States.

Munich, Germany
October 25, 2001, except for note 31, which is as of November 29, 2001

KPMG DEUTSCHE TREUHAND-GESELLSCHAFT
AKTIENGESELLSCHAFT
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended September 30, 1999, 2000 and 2001

(in thousands, except per share data)

	Notes	1999	2000	2001	2001 (Note 1)
Net sales:
Third parties		EUR3,163,259	EUR6,071,983	EUR4,622,408	$4,205,929
Related parties		1,074,034	1,210,615	1,048,315	953,862

Total net sales		4,237,293	7,282,598	5,670,723	5,159,791

Cost of goods sold		3,010,643	4,110,402	4,903,508	4,461,702

Gross profit		1,226,650	3,172,196	767,215	698,089

Research and development expenses		738,590	1,025,378	1,188,977	1,081,850
Selling, general and administrative expenses		550,547	669,828	786,053	715,230
Restructuring charge	23	—	—	116,505	106,008
Other operating expense (income), net		1,893	(1,538)	(199,315)	(181,357)

Operating (loss) income		(64,380)	1,478,528	(1,125,005)	(1,023,642)

Interest income (expense), net, inclusive of subsidies		43,383	74,689	(585)	(532)
Equity in earnings of associated companies		33,763	101,303	24,828	22,591
Gain on associated company share issuance	11	—	53,425	11,165	10,159
Other income, net		17,576	36,252	64,798	58,960
Minority interests		185	(6,143)	5,489	4,994

Income (loss) before income taxes		30,527	1,738,054	(1,019,310)	(927,470)

Income tax benefit (expense)	19	30,109	(612,469)	428,729	390,101

Net income (loss)		EUR60,636	EUR1,125,585	EUR(590,581)	$(537,369)

Earnings (loss) per share	6
Basic and diluted		EUR0.10	EUR1.83	EUR(0.92)	$(0.84)

    For the year ended September 30, 1999, euro balances have been restated from the Deutsche Mark into euro using the official exchange rate fixed as of January 1, 1999 (Note 2).

See accompanying notes to consolidated financial statements.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

September 30, 2000 and 2001

	Notes	2000	2001	2001 (Note 1)
		(EUR thousands)	(EUR thousands)	($ thousands)
ASSETS:
Current assets:
Cash and cash equivalents		510,814	757,403	689,161
Marketable securities	7	497,712	92,563	84,223
Accounts receivable, net	8	1,385,818	718,712	653,956
Related party receivables	18	439,125	208,273	189,508
Inventories	9	840,814	881,910	802,450
Deferred income taxes	19	100,407	38,955	35,445
Other current assets		60,468	178,495	162,412

Total current assets		3,835,158	2,876,311	2,617,155

Property, plant and equipment, net	10	4,034,357	5,232,677	4,761,213
Long-term investments, net	11	432,291	654,721	595,731
Restricted cash		132,063	86,069	78,314
Deferred income taxes	19	165,601	412,203	375,064
Other assets	12	253,405	481,369	437,997

Total assets		8,852,875	9,743,350	8,865,474

LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
Short-term debt and current maturities	17	138,350	119,229	108,487
Accounts payable	13	849,239	1,050,377	955,738
Related party payables	18	373,385	238,737	217,227
Accrued liabilities	14	718,781	426,287	387,879
Deferred income taxes	19	74,634	19,487	17,731
Other current liabilties	15	299,948	349,628	318,127

Total current liabilities		2,454,337	2,203,745	2,005,189

Long-term debt	17	127,972	248,976	226,543
Deferred income taxes	19	177,445	52,747	47,994
Other liabilities	16	286,722	337,804	307,367

Total liabilities		3,046,476	2,843,272	2,587,093

Shareholders' equity:
Ordinary share capital	5	1,251,003	1,384,765	1,259,998
Additional paid-in capital		3,250,715	5,246,734	4,774,003
Retained earnings		1,192,192	194,999	177,430
Accumulated other comprehensive income	26	112,489	73,580	66,950

Total shareholders' equity		5,806,399	6,900,078	6,278,381

Total liabilities and shareholders' equity		8,852,875	9,743,350	8,865,474

See accompanying notes to consolidated financial statements.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended September 30, 1999, 2000 and 2001

(euro in thousands, except share data)

	Issued Ordinary shares
					Investments by and advances from Siemens AG	Foreign currency translation adjustment	Additional minimum pension liability
			Additional paid-in capital	Retained earnings				Unrealized gains/loss on securities
	Shares	Amount							Total
Balance as of October 1, 1998	—	—	—	—	2,144,134	(48,602)	—	103	2,095,635

Net loss prior to April 1, 1999	—	—	—	—	(5,971)	—	—	—	(5,971)
Net income after April 1, 1999	—	—	—	66,607	—	—	—	—	66,607
Other comprehensive income (loss)	—	—	—	—	—	49,106	—	(1,915)	47,191

Total comprehensive income									107,827
Retention of North Tynside by Siemens AG (Note 1)	—	—	—	—	293,713	—	—	—	293,713
Net investments by and advances from Siemens AG prior to April 1, 1999	—	—	—	—	1,132,092	—	—	—	1,132,092
Contribution to capital and issuance of shares on initial formation as of April 1, 1999	600,000,000	1,200,000	2,363,968	—	(3,563,968)	—	—	—	—
Additional capital contributions	—	—	26,193	—	—	—	—	—	26,193

Balance as of September 30, 1999	600,000,000	1,200,000	2,390,161	66,607	—	504	—	(1,812)	3,655,460

Net income	—	—	—	1,125,585	—	—	—	—	1,125,585
Other comprehensive income	—	—	—	—	—	105,085	—	8,712	113,797

Total comprehensive income									1,239,382
Issuance of ordinary shares
Proceeds from initial public offering, net of offering expenses	16,700,000	33,400	528,635	—	—	—	—	—	562,035
Proceeds from private placement	7,592,430	15,185	243,641	—	—	—	—	—	258,826
Acquisition of Savan	1,209,077	2,418	46,426	—	—	—	—	—	48,844
Deferred compensation, net	—	—	(23,294)	—	—	—	—	—	(23,294)
Increase of basis in long-term investment attributable to the issuance of shares by associated company	—	—	51,212	—	—	—	—	—	51,212
Equity transactions with Siemens Group	—	—	13,934	—	—	—	—	—	13,934

Balance as of September 30, 2000	625,501,507	1,251,003	3,250,715	1,192,192	—	105,589	—	6,900	5,806,399

Net loss	—	—	—	(590,581)	—	—	—	—	(590,581)
Other comprehensive loss	—	—	—	—	—	(19,032)	(11,529)	(8,348)	(38,909)

Total comprehensive loss									(629,490)
Dividend payment	—	—	—	(406,612)	—	—	—	—	(406,612)
Issuance of ordinary shares
Proceeds from public offering, net of offering expenses	60,000,000	120,000	1,355,137	—	—	—	—	—	1,475,137
Acquisition of Ardent	706,714	1,413	37,709	—	—	—	—	—	39,122
Acquisition of Catamaran	5,730,866	11,462	240,457	—	—	—	—	—	251,919
Investment in associated company	443,488	887	19,960	—	—	—	—	—	20,847
Ordinary shares held by associated company	—	—	(4,215)	—	—	—	—	—	(4,215)
Deferred compensation, net	—	—	(18,929)	—	—	—	—	—	(18,929)
Sale of joint venture interest to Siemens Group	—	—	392,310	—	—	—	—	—	392,310
Equity transactions with Siemens Group	—	—	(26,410)	—	—	—	—	—	(26,410)

Balance as of September 30, 2001	692,382,575	1,384,765	5,246,734	194,999	—	86,557	(11,529)	(1,448)	6,900,078

    For the year ended September 30, 1999 euro balances have been restated from the Deutsche Mark into euro using the official exchange rate fixed as of January 1, 1999 (Note 2).

See accompanying notes to consolidated financial statements.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended September 30, 1999, 2000 and 2001

	1999	2000	2001	2001 (Note 1)
	(EUR thousands)	(EUR thousands)	(EUR thousands)	($ thousands)
Net (loss) income	60,636	1,125,585	(590,581)	(537,369)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	573,069	833,656	1,121,730	1,020,661
Acquired in-process research and development	—	26,012	69,272	63,031
Deferred compensation	—	25,550	25,305	23,025
Provision for doubtful accounts	1,723	17,410	18,802	17,108
Write-down of inventory	—	40,013	357,731	325,499
Gain on sale or transfer of marketable securities	(521)	(20,238)	(1,485)	(1,351)
Gain on sale of businesses	(15,319)	(306)	(235,021)	(213,846)
Gain on associated company share issuance	—	(53,425)	(11,165)	(10,159)
Loss (gain) on disposal of property, plant and equipment	18,041	(1,648)	206	187
Equity in earnings of associated companies	(33,763)	(101,303)	(24,828)	(22,591)
Minority interests	(185)	6,143	(5,489)	(4,994)
Deferred income taxes	(73,454)	90,812	(494,380)	(449,836)
Other non-cash items	—	—	25,591	23,285
Changes in operating assets and liabilities:
Related party receivables—trade	(8,401)	(148,024)	65,597	59,687
Accounts receivable	(284,944)	(535,314)	671,136	610,667
Inventories	(40,529)	(147,900)	(394,098)	(358,590)
Other current assets	(25,607)	(29,800)	(138,793)	(126,288)
Related party payables—trade	73,294	93,995	(125,792)	(114,458)
Accounts payable	61,984	375,393	183,851	167,286
Accrued liabilities	77,847	467,505	(322,272)	(293,235)
Other current liabilities	75,668	103,339	27,078	24,637
Other assets and liabilities	9,080	(87,768)	(11,000)	(10,010)

Net cash provided by operating activities	468,619	2,079,687	211,395	192,346
Cash flows from investing activities:
Purchases of marketable securities available for sale	(175,250)	(451,990)	(81,856)	(74,481)
Proceeds from sale of marketable securities available for sale	11,296	—	473,995	431,288
Proceeds from sale of businesses	18,033	308	345,978	314,805
Investment in associated and related companies	(133,078)	(302,512)	(213,713)	(194,457)
Purchases of intangible assets	(43,203)	(42,909)	(82,362)	(74,941)
Purchases of property, plant and equipment	(652,528)	(1,570,832)	(2,281,962)	(2,076,357)
Proceeds from sales of property, plant and equipment	56,462	39,839	27,262	24,806
Dividends received from equity investments	—	1,461	—	—

Net cash used in investing activities	(918,268)	(2,326,635)	(1,812,658)	(1,649,337)
Cash flows from financing activities:
Net change in short-term debt	(48,151)	59,735	(13,908)	(12,655)
Net change in related party financial receivables and payables	(763,654)	222,167	69,921	63,621
Proceeds from issuance of long-term debt	71,613	13,264	128,015	116,481
Principal repayments of long-term debt	(79,534)	(500,100)	(20,526)	(18,677)
Proceeds from issuance of redeemable interest in associated company	—	168,726	—	—
Net change in restricted cash	(63,529)	(67,173)	44,941	40,892
Increase in investments by and advances from Siemens AG	1,322,055	—	—	—
Proceeds from issuance of shares to minority interest	—	—	19,737	17,959
Proceeds from issuance of ordinary shares	—	820,861	1,475,137	1,342,227
Dividend payment	—	—	(406,612)	(369,976)
Sale of joint venture interest to Siemens Group	—	—	564,674	513,797
Capital contributions from Siemens Group	26,193	1,667	(15,360)	(13,976)

Net cash provided by financing activities	464,993	719,147	1,846,019	1,679,693
Effect of foreign exchange rate changes on cash and cash equivalents	2,276	9,109	1,833	1,667
Net increase in cash and cash equivalents	17,620	481,308	246,589	224,369
Cash and cash equivalents at beginning of year	11,886	29,506	510,814	464,791

Cash and cash equivalents at end of year	29,506	510,814	757,403	689,160

    For the year ended September 30, 1999 euro balances have been restated from the Deutsche Mark into euro using the official exchange rate fixed as of January 1, 1999 (Note 2).

See accompanying notes to consolidated financial statements.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(euro in thousands, except where otherwise stated)

1.  Description of Business, Formation and Basis of Presentation

  Description of Business

    Infineon Technologies AG ("Infineon" or the "Company") designs, develops, manufactures and markets a broad range of semiconductors and complete systems solutions used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer goods, automotive products, industrial automation and control systems and chip card applications. Infineon's products include standard commodity components, full-custom devices, semi-custom devices and application specific components for memory, analog, digital and mixed-signal applications. Infineon has operations and investments located in Europe, Asia and America. Infineon's customers are mainly located in Europe, Asia and North America. Infineon is a majority owned subsidiary of Siemens Aktiengesellschaft ("Siemens"). The fiscal year-end for Infineon and its subsidiaries is September 30.

  Formation

    Infineon was formed as a legal entity as of April 1, 1999 (the "Formation") through the contribution by Siemens of substantially all of its semiconductor-related investments, operations and activities (the "Contributed Businesses").

    The substantial portion of the assets and liabilities relating to the wafer fabrication facility located in the North Tyneside area of Northern England ("North Tyneside"), was not legally transferred to Infineon at the Formation. However, the results of its operations through November 30, 1998 (the date its operations ceased) are included in the accompanying statement of operations for the year ended September 30, 1999 because North Tyneside was operated and managed as part of the Contributed Businesses. Infineon has no legal right or obligation with respect to the remaining assets and liabilities of North Tyneside and, accordingly, such assets and related obligations are excluded from the accompanying balance sheet effective November 30, 1998. In September 2000, Siemens sold North Tyneside to a third party with no recourse to Infineon.

  Basis of Presentation

    The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). For all periods prior to the Formation, this reflects the combined historical financial statements of the Contributed Businesses, as if Infineon were a separate entity, and therefore may not necessarily reflect what the results of operations, financial positions and cash flows would have been had Infineon operated as a separate independent company, nor are they an indicator of future performance.

    Infineon Technologies AG is incorporated in Germany. The German Commercial Code ("Handelsgesetzbuch", or "HGB") requires the Company to prepare consolidated financial statements in accordance with the HGB accounting principles and regulations ("German GAAP"). Pursuant to HGB Section 292a the Company is exempt from this requirement, if consolidated financial statements are prepared and issued in accordance with a body of internationally accepted accounting principles (such as U.S. GAAP). Accordingly, the Company presents the U.S. GAAP consolidated financial statements contained herein.

    All amounts herein are shown in thousands of euro (or "EUR") except where otherwise stated. The accompanying balance sheet as of September 30, 2001, and the statements of operations and cash flows for the year then ended are also presented in U.S. dollars ("$"), solely for the convenience of the reader, at the rate of one euro = $0.9099, the noon buying rate on September 28, 2001. The U.S. dollar convenience translation amounts have not been audited.

    Certain amounts in prior year consolidated financial statements and notes have been reclassified to conform to the current year presentation. Net operating results have not been affected by these reclassifications.

2.  Summary of Significant Accounting Policies

    The following is a summary of significant accounting policies followed in the preparation of the accompanying financial statements.

  Basis of Consolidation

    The accompanying financial statements include, prior to the Formation, the accounts of Infineon and the Contributed Businesses on a combined basis and, after the Formation, the accounts of Infineon and its significant subsidiaries on a consolidated basis. Investments in companies in which Infineon has an ownership interest in excess of 20% but which are not controlled by Infineon ("Associated Companies") are principally accounted for using the equity method of accounting (see note 11). The equity in earnings of Associated Companies with different fiscal year ends are principally recorded on a three month lag. Other equity investments ("Related Companies"), in which Infineon has an ownership interest of less than 20%, are recorded at cost. The effects of all significant intercompany transactions are eliminated.

    The Infineon group consists of the following number of entities:

	Consolidated subsidiaries	Associated Companies	Total
September 30, 2000	26	5	31
Additions	17	7	24
Transfers	1	(1)	—
Disposals	—	(2)	(2)

September 30, 2001	44	9	53

    Additionally, the consolidated financial statements include 33 (2000: 25) subsidiaries and 9 (2000: 9) Associated Companies that are accounted for at cost and recorded under investments in Related Companies, as these companies are not material to the respective presentation of the financial position, results of operations or cash flows of the Company. The effect of these companies for all years presented on consolidated assets, revenues and net income (loss) of the Company was less than 1%.

  Reporting Currency

    On October 1, 1999, Infineon adopted the euro as its reporting currency, and therefore the accompanying financial statements are presented in euro. Accordingly, previous Deutsche Mark ("DM") financial statements for each period presented prior to October 1, 1999 have been restated

into euro using the official DM/EUR exchange rate fixed as of January 1, 1999 of EUR 1 = DM 1.95583. Due to the fixed DM/EUR exchange rate, Infineon's restated euro financial statements depict the same trends as would have been presented if it had continued to present its financial statements in DM. Infineon's financial statements, however, will not be comparable to the euro financial statements of other companies that previously reported their financial statements in a currency other than DM, because of currency fluctuations between the DM and other currencies.

  Foreign Currency Translation

    The assets and liabilities of foreign subsidiaries with functional currencies other than the euro are translated using period-end exchange rates, while the revenues and expenses of such subsidiaries are translated using average exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included in other comprehensive income (loss) and reported as a separate component of shareholders' equity.

    The exchange rates of the more important currencies used in the preparation of the accompanying financial statements are as follows:

Currency:		Exchange rate at September 30,		Annual average Exchange rate
		2000 euro	2001 euro	2000 euro	2001 euro
U.S. $	1$ =	1.1373	1.0864	1.0470	1.1312
Japanese Yen	100 JPY =	1.0533	0.9112	0.9881	0.9573
British Pound	1GBP =	1.6720	1.6015	1.6286	1.6269
Singapore Dollar	1SGD =	0.6530	0.6152	0.6129	0.6373

  Cash and Cash Equivalents

    Cash and cash equivalents represent cash, deposits and highly liquid short-term investments with original maturities of three months or less.

  Restricted Cash

    Restricted cash includes collateral deposits used as security under borrowing arrangements and deposits held in escrow for others.

  Marketable Securities

    The Company's marktable securities are classified as available-for-sale and are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. Unrealized gains and losses are included in accumulated other comprehensive income, net of applicable deferred taxes. Realized gains or losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in other income or expense. For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

  Inventories

    Inventories are valued at the lower of cost or market, cost being generally determined on the basis of an average method. Cost consists of purchased component costs and manufacturing costs, which are comprised of direct material and labor costs and applicable indirect costs.

  Property, Plant and Equipment

    Property, plant and equipment is valued at cost less accumulated depreciation. Spare parts, maintenance and repairs are expensed as incurred. Depreciation expense is generally recognized using an accelerated or straight-line method. Construction in progress includes advance payments for construction of fixed assets. Land and construction in progress are not depreciated. The cost of construction of certain long-term assets includes capitalized interest, which is amortized over the estimated useful life of the related asset. For the years ended September 30, 2000 and 2001 capitalized interest was EUR 2,820 and EUR 27,166, respectively. For the year ended September 30, 1999, interest capitalized was not significant. The estimated useful lives of assets are as follows:

Years
Buildings	10-25
Technical equipment and machinery	3-10
Other plant and office equipment	1-10

  Leases

    The Company is a lessee of property, plant and equipment. All leases where Infineon is lessee that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases pursuant to Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases." All other leases are accounted for as operating leases.

  Intangible Assets

    Intangible assets primarily consist of purchased intangible assets, such as licenses and purchased technology, which are recorded at acquisition cost, and goodwill resulting from business acquisitions, representing the excess of purchase price over fair value of net assets acquired. Intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years. Pursuant to SFAS No. 141, "Business Combinations", in connection with SFAS No. 142, "Goodwill and other Intangible Assets", goodwill arising from business combinations accounted for as a purchase after June 30, 2001 is no longer amortized.

  Impairment of Long-lived Assets

    The Company reviews long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or measured by discounted estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows.

  Financial Instruments

    Infineon operates internationally, giving rise to exposure to changes in foreign currency exchange rates. Infineon uses financial instruments, including derivatives such as foreign currency forward and option contracts, to reduce this exposure based on the net exposure to the respective currency. On October 1, 2000 the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and SFAS No. 138, which provides guidance for accounting for all derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Derivative financial instruments are recorded at their fair value and included in other current assets or other current liabilities. Changes in fair value are recorded in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and the type of hedge transaction. The adoption of SFAS No. 133, as amended, did not have an impact on the Company's financial position or results of operations. The fair value of derivative and other financial instruments is discussed in note 28.

  Revenue Recognition—Sales

    Revenue, net of allowances for discounts and price protection agreements, is recognized upon shipment or delivery of finished products to customers depending on the terms of the agreement, when the risks and rewards of ownership are transferred. Prior to January 2001, sales to the Siemens sales organizations for resale to third parties and sales directly to Siemens are recognized upon shipment when the risks and rewards of ownership are transferred. For sales to the Siemens sales organizations, revenue is recognized net of a discount that represents the sales organization's commission. Such discounts are reflected as reductions in net sales and not as selling expenses (note 18).

    The U.S. Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements", which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. Effective July 1, 2001, the Company adopted the provisions of SAB 101, which did not have an impact on the Company's financial position or results of operations.

  Revenue Recognition—License and Technology Transfer Fees

    License and technology transfer fees are recognized when earned and realizable. Lump sum payments are deferred where applicable and recognized over the period the Company is obliged to provide additional service. Multi-element arrangements where objective fair values of specific elements do not exist are combined and amortized over the applicable periods.

  Government Grants

    Tax-free government grants are deferred and amortized to income in the period in which the related expenses are incurred. Taxable grants for investments in property, plant and equipment are deducted from the acquisition costs of the related assets. Other taxable grants reduce the related expense (see notes 16 and 21).

  Product-related Expenses

    Expenditures for advertising, sales promotion and other sales-related activities are expensed as incurred. Provisions for estimated costs related to product warranties are made at the time the related sale is recorded. Research and development costs are expensed as incurred.

  Income Taxes

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income taxes in Germany are calculated using the "undistributed earnings" tax rate.

  Stock-based Compensation

    The Company accounts for stock-based compensation using the intrinsic value method pursuant to Accounting Principle Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees", and has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation".

  Issuance of shares by Subsidiaries or Associated Companies

    Gains or losses arising from the issuances of shares by subsidiaries or Associated Companies, due to changes in the Company's proportionate share of the value of the issuer's equity, are recorded as non-operating income or expense pursuant to SAB Topic 5:H, "Accounting for Sales of Stock by a Subsidiary".

  Use of Estimates

    The preparation of the accompanying financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Due to current economic conditions and events, it is possible that these conditions and events could have a significant effect on such estimates made by management.

  Recent Accounting Pronouncements

    In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of".

    The Company is required to adopt the provisions of SFAS No. 141 immediately, and expects to adopt SFAS No. 142 effective October 1, 2001. Furthermore, goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, but before SFAS No. 142 is adopted in full will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized and tested for impairment in accordance with the appropriate pre-SFAS No. 142 accounting requirements prior to the adoption of SFAS No. 142.

    SFAS No. 141 will require, upon adoption of SFAS No. 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

    In connection with SFAS No. 142's transitional goodwill impairment evaluation, SFAS No. 142 will require the Company to perform an assessment of whether there is an indication that goodwill (and equity-method goodwill) is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of operations.

    As of the date of adoption, the Company expects to have unamortized goodwill in the amount of EUR 295,522, unamortized identifiable intangible assets in the amount of EUR 141,001, all of which will be subject to the transition provisions of SFAS Nos. 141 and 142. Amortization expense related to goodwill was EUR 1,227, EUR 8,225 and EUR 23,038 for the years ended September 30, 1999, 2000, and 2001. Because of the extensive effort needed to comply with adopting Statements 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on the Company's financial statements at the date of this report, including whether it will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle.

    In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

    SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

    The Company is required and plans to adopt the provisions of SFAS No. 143, effective October 1, 2002. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the adoption of SFAS No. 143, it is not practicable for management to estimate the impact of adopting this SFAS at the date of this report.

    In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. However, SFAS No. 144 requires the depreciable life of an asset to be abandoned be revised. SFAS No. 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The Company is required to adopt SFAS No. 144 by October 1, 2002. The adoption of SFAS No. 144 is not expected to have a material impact on the Company's financial statements.

3.  Acquisitions

    On October 24, 2000 the Company exercised its option to purchase the remaining interest in Semiconductor 300 GmbH & Co. KG, Dresden, Germany ("SC300") from Motorola for EUR 7,655, and has fully consolidated the venture from that date. Previously, the Company had accounted for its non-controlling interest under the equity method. Other investors in the venture have a redeemable interest which has been recorded as a long-term liability in the accompanying consolidated balance sheet (see note 16). The carrying amount of this liability represents their contributed capital and is increased by amounts representing accretion of interest, which could be payable under the redemption feature, so that the carrying amount of the liability will equal the redemption amount at any redemption date. Each of the other investors can redeem their interest, or the Company can purchase their interest, at the earliest in 2004.

    In September 2000, the Company entered into a letter of intent to acquire Ardent Technologies, Inc. ("Ardent"). In April 2001, the Company completed the transaction and issued 706,714 ordinary shares with an aggregate value of EUR 39,122 in exchange for a 100% interest in Ardent accounted for as a purchase, and accordingly, the consolidated statement of operations include the results of Ardent from that date. Ardent is a supplier of high-bandwidth integrated circuits for local area network (LAN) internet-based switching systems. Of the total shares issued, EUR 13,498 (related to 372,654 shares) is recorded as deferred compensation and is reflected as a reduction of additional paid-in capital. These shares are contingent upon employment and/or certain performance milestones, and the related deferred compensation is being amortized, principally as research and development expense, on a straight-line basis over the related employment or milestone periods, ranging from two to four years. The Company engaged an independent third party to assist in the valuation of net assets acquired. As a result of this valuation, EUR 12,220 is allocated to purchased in-process research and development, and expensed as research and development in the year ended September 30, 2001, because the technological feasibility of products under development has not been established and no future alternative uses exist. The amount allocated to purchased in-process research and development was determined through established valuation techniques in the high-technology communications industry and related guidance provided by the SEC. The remaining amounts allocated to goodwill and other intangibles are amortized on a straight-line basis over a three to five year period. Due to significant changes in the business climate in internet-related businesses, including the market for LAN switching systems, Infineon, as a component of its restructuring plan (see note 23) terminated a significant number of the Ardent employees, abandoned certain technology acquired and materially reduced future R&D expenditures for the Ardent business. As a result of reductions in projected future cash flows, management concluded that the investment in Ardent was impaired, and as a result of independent valuations performed of the remaining intangible assets, recognized an impairment charge of EUR 13,996 as of September 30, 2001.

    In August 2001, the Company acquired all the shares of Catamaran Communications, Inc., ("Catamaran"). This acquisition has been accounted for by the purchase method of accounting and, accordingly, the consolidated statement of operations include the results of Catamaran from that date. Catamaran is a Silicon Valley based fabless communications semiconductor company focused on integrated circuits for the optical networking market. Infineon issued an aggregate of 6,373,435 shares to effect the business combination as follows: 5,325,883 shares (EUR 246,067) represent purchase price, including 1,952,397 shares exchanged for unearned shares of restricted stock and stock options of Catamaran. The intrinsic value of the unearned shares (EUR 24,884) is accounted for as deferred compensation. An additional 404,983 shares represent compensation to the employees upon continued employment and the achievement of certain performance milestones and are accounted for as deferred compensation at their intrinsic value (EUR 5,852). In addition, 642,569 shares represent contingent purchase consideration payable to the shareholders of Catamaran upon Catamaran achieving certain performance milestones. The shares representing contingent purchase consideration and deferred compensation are both held in escrow. The shares representing contingent purchase consideration are not reflected as issued and outstanding shares in the statement of shareholders' equity. Should

Catamaran achieve these milestones, the purchase price will be adjusted to reflect the issuance of the 642,569 shares at their fair value at the date the milestones are achieved. The shares reflected as deferred compensation are shown as a reduction of additional paid-in capital, and is being amortized on a straight-line basis over the related employment or milestone periods, ranging from two to four years. The Company engaged an independent third party to assist in the valuation of net assets acquired. As a result of this valuation, EUR 57,052 is allocated to purchased in-process research and development, and expensed as research and development in the year ended September 30, 2001, because the technological feasibility of products under development has not been established and no future alternative uses exist. The amount allocated to purchased in-process research and development was determined through established valuation techniques in the high-technology communication industry and related guidance provided by the SEC. The remaining purchase price was allocated to the core technology intangible of EUR 8,900, which is being amortized over its useful life of five years, and goodwill of EUR 179,431, which pursuant to SFAS No. 141 is not amortized. Had the goodwill been subject to amortization, an additional expense of EUR 2,991 would have been recorded in the consolidated statement of operations for the year ended September 30, 2001.

    Proforma financial information relating to these acquisitions is not material to the results of operations and financial position of the Company and has been omitted.

    In May 2001, the Company and Saifun Semiconductors Ltd. ("Saifun") formed a new company, Ingentix, to develop, manufacture and market flash memory products based on Saifun's patented Nitrided Read Only Memory (NROM) technology. Infineon acquired 51% of the outstanding common stock of Ingentix in exchange for cash of EUR 18,833 and has consolidated the operations of Ingentix since its formation.

4.  Divestitures

    On December 19, 2000 the Company sold the Image & Video business unit, previously included in the Wireline Communications segment. This business generated net sales of EUR 122,845, EUR 138,974 and EUR 38,251 for the years ended September 30, 1999, 2000 and 2001 (through the date of divestiture), respectively. Earnings (loss) before interest, minority interest and taxes ("EBIT") amounted to EUR 13,095, EUR 15,985 and EUR 9,659 for the years ended September 30, 1999, 2000 and 2001 (through the date of divestiture), respectively. The divestiture of this business unit resulted in a net gain before tax of EUR 202,316, and is reflected as other operating income in the accompanying consolidated statement of operations for the year ended September 30, 2001.

    On July 27, 2001 the Company entered into a divestiture agreement relating to its infrared components business. In connection with this transaction, the Company transferred certain assets of its Malaysian production facility relating to the infrared components business to a new entity, Infineon Technologies Krubong Sdn. Bhd. ("Krubong"), which will be responsible for the establishment of a new manufacturing facility in Malaysia for this business. Pursuant to the terms of the agreement, the purchaser has acquired a 19% ownership interest in Krubong, as well as immediately acquiring specified assets related to this business in the United States and Germany. The agreement also contains a put and call option, which is exercisable beginning on January 1, 2002, dependent upon Krubong achieving specified operational parameters. If the put or call option becomes exercisable and is exercised by either of the parties, the total transaction value will approximate $120 million, subject to specified purchase price adjustments. The purchaser has provided the Company with an initial payment of $78 million and the remainder is due upon the exercise of the put and call option. As of September 30, 2001, the Company has recognized a gain of EUR 26,275 relating to the sale of the 19% interest in Krubong, as well as the sale of the United States and German assets. The excess of the cash received over the allocated purchase price related to the 19% interest and the related asset sales, has been recorded as a deferred gain as of September 30, 2001.

    On August 14, 2001 the Company entered into an agreement to sell its 49% share in the OSRAM Opto Semiconductors GmbH & Co. OHG joint venture ("OSRAM Opto") for EUR 564,674 to OSRAM GmbH ("OSRAM"), a wholly owned subsidiary of Siemens. Pursuant to the provisions of Accounting Interpretation No. 39 of APB Opinion 16, "Transfers and Exchanges Between Companies under Common Control", transfers of long-lived assets between entities under common control are to be accounted for at their historic costs and any excess of consideration received should be accounted for as a capital contribution. Accordingly, the excess purchase price, net of tax, of EUR 392,310 is reflected as a direct increase to additional paid-in capital at September 30, 2001. The Company recorded equity in earnings related to its investment in OSRAM Opto of EUR 7,786, EUR 9,027 and EUR 3,743, respectively, in the 1999, 2000 and 2001 financial years. The Company's purchases and sales of opto products are expected to continue under the same terms and conditions that existed prior to the sale of the interest in the joint venture.

5.  Ordinary Share Capital

    The Company had issued 693,025,144 registered ordinary shares of EUR 2.00 notional value per share as of September 30, 2001. In connection with the acquisition of Catamaran (see note 3), 642,569 ordinary shares represent contingent purchase price consideration and are held in escrow subject to certain milestones being achieved. Accordingly, at September 30, 2001, the Company had 692,382,575 ordinary shares outstanding, excluding such contingent consideration.

  Authorized and Conditional Share Capital

    In addition to the issued share capital, the Company's Articles of Association authorize the Management Board to increase the ordinary share capital with the Supervisory Board's consent by issuing new shares. As of September 30, 2001, the Management Board may use these authorizations through March 31, 2004 to issue new shares as follows:

  •
  authorized share capital II—in an aggregate amount of up to EUR 120,000 to issue shares to employees. The pre-emptive rights of existing shareholders are excluded.

  •
  authorized share capital III—in an aggregate amount of up to EUR 222,535 to issue shares in connection with business combinations (contributions in kind). The preemptive rights of existing shareholders are excluded.

    The Company has conditional capital of up to EUR 96,000 (conditional share capital I) that may be used to issue up to 48 million new registered shares in connection with the Company's long-term incentive plan (see note 27). These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

    The Company has conditional capital of up to EUR 50,000 (conditional share capital II) that may be used to issue up to 25 million new registered shares upon conversion of debt securities, if those securities have been issued before November 30, 2004. These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

  Capital Transactions

    At the Formation, Infineon was capitalized through the issuance of 200,000,000 ordinary shares with a nominal value of EUR 400,000. At a shareholders' meeting on December 8, 1999, the shareholders authorized the issuance of an additional 200,000,000 ordinary shares with a nominal value of EUR 400,000, through a stock split in the form of a stock dividend. At a shareholders' meeting on February 9, 2000, the shareholders authorized the issuance of an additional 200,000,000 ordinary shares with a nominal value of EUR 400,000, through a stock split in the form of a stock dividend. These capital increases were approved by the German Commercial Registrar on January 26, 2000, and February 14, 2000, respectively, and have been reflected as if they had occurred at the time of the Formation in the accompanying financial statements. Accordingly, all applicable references to the number of ordinary shares and per share information prior to the Formation have been restated to reflect the authorization and issuance of 600,000,000 ordinary shares.

    On March 13, 2000, Infineon successfully completed its initial public offering ("IPO") of 16,700,000 ordinary shares, consisting of American Depository Shares which are listed on the New York Stock Exchange and ordinary shares which are listed on the Frankfurt Stock Exchange, raising EUR 562,035, net of offering expenses.

    In March 2000, pursuant to a private placement, the Company sold 7,592,430 ordinary shares to Intel Corporation ("Intel"), raising EUR 258,826. Under the provisions of the investment agreement, Intel has agreed to limit the number of shares it would sell over a specified period.

    On April 25, 2000, the Company issued 1,209,077 ordinary shares from authorized share capital III to acquire the net assets of Savan.

    In March 2001, the Company issued 443,488 ordinary shares from authorized share capital III as partial consideration to acquire an interest in Ramtron International Corp. (see note 11).

    In April 2001, the Company issued 706,714 ordinary shares from authorized share capital III to acquire Ardent (see note 3).

    In July 2001, Infineon successfully completed a secondary public offering of 60,000,000 ordinary shares, raising EUR 1,475,137, net of offering expenses. As a result of the offering, the authorized share capital I has been fully utilized.

    In August 2001, the Company issued 6,373,435 ordinary shares from authorized share capital III to acquire Catamaran (see note 3).

    Under German commercial law (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of retained earnings of the ultimate parent, Infineon Technologies AG, as determined in accordance with the HGB. At a shareholders' meeting on April 6, 2001, the shareholders authorized, and the Company subsequently paid a dividend of EUR 406,612 in respect of the earnings for the year ended September 30, 2000 of Infineon Technologies AG.

    On October 13, 1999 ProMOS Technologies Inc., an Associated Company, completed a public offering on the Taiwan Stock Exchange of 150,000,000 primary shares. As a result of this offering the

Company's interest in ProMOS was diluted, while its proportional share of ProMOS' shareholders' equity increased by EUR 51,212. Pursuant to SEC SAB Topic 5:H, this increase is reflected as a direct addition to shareholders' equity, since the realization of the gain was not reasonably assured at the time of the transaction.

6.  Earnings (Loss) Per Share

    Basic earnings (loss) per share ("EPS") is calculated dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive securities or ordinary share equivalents had been issued.

    The computation of basic and diluted EPS for the years ended September 30, 1999, 2000 and 2001, is as follows:

	1999	2000	2001
Numerator:
Net income (loss)	60,636	1,125,585	(590,581)

Denominator:
Weighted-average shares outstanding—basic	600,000,000	613,862,876	640,566,801
Effect of dilutive stock options	—	1,258,310	—

Weighted-average shares outstanding—diluted	600,000,000	615,121,186	640,566,801

Earnings (loss) per share (in euro)
Basic and diluted	0.10	1.83	(0.92)

7.  Marketable Securities

    Marketable securities at September 30, 2000 and 2001 consist of the following:

	September 30, 2000				September 30, 2001
	Cost	Fair Value	Unrealized Gain	Unrealized Loss	Cost	Fair Value	Unrealized Gain	Unrealized Loss
German government securities	6,327	5,933	—	(394)	4,407	4,492	85	—
Foreign governments securities	21,002	21,033	867	(836)	24,710	24,956	246	—
Floating rate notes	451,407	452,699	1,292	—	55,279	57,107	1,878	(50)
Other debt securities	2,144	2,144	—	—	3,244	3,247	3	—

Total debt securities	480,880	481,809	2,159	(1,230)	87,640	89,802	2,212	(50)
Equity securities	15,012	27,042	13,212	(1,182)	19,583	14,265	14	(5,332)

Total marketable securities	495,892	508,851	15,371	(2,412)	107,223	104,067	2,226	(5,382)

Reflected as follows:
Current asset	485,601	497,712	14,523	(2,412)	95,816	92,563	2,129	(5,382)
Non-current asset (note 12)	10,291	11,139	848	—	11,407	11,504	97	—

Total marketable securities	495,892	508,851	15,371	(2,412)	107,223	104,067	2,226	(5,382)

    Realized gains were EUR 521, EUR 20,238 and EUR 1,485 for the years ended September 30, 1999, 2000 and 2001, respectively, and are reflected as other income in the accompanying statements of operations.

    Debt securities at September 30, 2001 had the following remaining contractual maturities:

	Cost	Fair Value
Less than 1 year	3,414	3,418
Between 1 and 5 years	33,103	32,998
More than 5 years	51,123	53,386

	87,640	89,802

    Actual maturities may differ due to call or prepayment rights.

8.  Accounts Receivable, net

    Accounts receivable at September 30, 2000 and 2001 consist of the following:

	2000	2001
Third party—trade	1,180,229	530,241
VAT and other taxes receivable	196,417	135,623
Miscellaneous	40,613	94,967

Total receivables	1,417,259	760,831
Allowance for doubtful accounts	(31,441)	(42,119)

	1,385,818	718,712

    Activity in the allowance for doubtful accounts for the years ended September 30, 2000 and 2001 is as follows:

	2000	2001
Allowance for doubtful accounts at beginning of year	22,699	31,441
Additions charged to bad debt expense	17,410	12,897
Write-offs charged against the allowance	(10,382)	(966)
Foreign currency effects	1,714	(1,253)

Allowance for doubtful accounts at end of year	31,441	42,119

9.  Inventories

    Inventories at September 30, 2000 and 2001 consist of the following:

	2000	2001
Raw materials and supplies	84,485	126,386
Work-in-process	417,022	459,120
Finished goods	339,307	296,404

Total inventory	840,814	881,910

    During the years ended September 30, 2000 and 2001, the Company recorded inventory write-downs of EUR 40,013 and EUR 357,731, respectively.

10. Property, Plant and Equipment, net

    A summary of activity for property, plant and equipment for the year ended September 30, 2001 is as follows:

	Land and buildings	Technical equipment and machinery	Other plant and office equipment	Construction in progress	Total
Cost
September 30, 2000	828,986	4,177,694	1,519,569	830,905	7,357,154
Additions	196,215	1,137,379	379,279	569,607	2,282,480
Disposals	(5,346)	(170,645)	(112,188)	—	(288,179)
Consolidations	629	102,452	46,532	28,329	177,942
Transfers	48,712	499,897	120,139	(668,748)	—
Foreign currency effects	(17,641)	(67,321)	(24,659)	(8,289)	(117,910)

September 30, 2001	1,051,555	5,679,456	1,928,672	751,804	9,411,487
Accumulated depreciation
September 30, 2000	(291,397)	(2,041,325)	(990,075)	—	(3,322,797)
Additions	(65,640)	(700,394)	(308,951)	—	(1,074,985)
Disposals	1,698	130,506	101,307	—	233,511
Consolidations	(74)	(48,917)	(20,877)	—	(69,868)
Foreign currency effects	3,495	35,446	16,388	—	55,329

September 30, 2001	(351,918)	(2,624,684)	(1,202,208)	—	(4,178,810)

Book value September 30, 2000	537,589	2,136,369	529,494	830,905	4,034,357

Book value September 30, 2001	699,637	3,054,772	726,464	751,804	5,232,677

    The Company is the lessor of technical equipment (see note 18) of EUR 220,912 and EUR 217,228 with related accumulated depreciation of EUR 141,285 and EUR 162,486 as of September 30, 2000 and 2001, respectively.

11. Long-term Investments, net

    A summary of activity for long-term investments for the year ended September 30, 2001 is as follows:

	Investment in Associated Companies	Investment in Related Companies	Total
Balance at September 30, 2000	358,544	73,747	432,291
Additions	151,300	57,248	208,548
Disposals	(32,550)	(1,505)	(34,055)
Impairments	(5,451)	(457)	(5,908)
Transfers	7,076	(7,076)	—
Equity in earnings	24,828	—	24,828
Share issuance	11,165	—	11,165
Consolidation	(7,369)	22,771	15,402
Foreign currency effects	4,142	(1,692)	2,450

Balance at September 30, 2001	511,685	143,036	654,721

    Investments in Related Companies principally relate to investment activities aimed at strengthening Infineon's future intellectual property potential.

    The following Associated Companies at September 30, 2001 are accounted for using the equity method of accounting:

Name of the Associated Company	Percentage of ownership
MICRAM Mircoelectornic GmbH, Bochum, Germany ("MICRAM")	25.1%
ProMOS Technologies Inc., Hsinchu, Taiwan ("ProMOS")	32.5%
ALTIS Semiconductor, France ("ALTIS")	50.1%
Aristos Logic Corp., Anaheim Hills, California, USA ("ARISTOS")	27.6%
Cryptomathic A/S, Arkus, Denmark ("Cryptomathic")	25.0%
Enhanced Memory System Inc., Wilmington Delaware, USA ("EMS")	20.0%
Newlogic Technologies AG, Lustenau, Austria ("Newlogic")	25.0%
Ramtron International Corp., Colorado Springs, USA ("Ramtron")	20.1%
UMCi Pte. Ltd., Singapore ("UMCi")	27.3%

    Infineon has accounted for these investments under the equity method of accounting due to the lack of unilateral control (see note 2). The above companies are principally engaged in the research and development, design, and manufacture of semiconductors, integrated circuits and related products.

    On January 12, 2001 the Company entered into an agreement to sell 74.9% of its interest in MICRAM Microelectronic GmbH, former Infineon Technologies Mantel 6 GmbH, to MICRAM AG.

    ProMOS, a Taiwanese public company, is owned primarily by Mosel Vitelic, Inc. ("MVI") and Infineon. The Company's investment in ProMOS is net of deferred license and technology transfer fee revenue (see note 22). On May 22, 2000 ProMOS shareholders approved the distribution of employee bonuses in the form of 50,683,800 shares. As a result of this distribution, the Company's interest was diluted to 33.0%, while its proportional share of ProMOS' shareholders' equity increased by EUR 53,425, which is reflected as non-operating income in the year ended September 30, 2000. On May 14, 2001, ProMOS' shareholders approved the distribution of employee bonuses in the form of 47,299,535 shares. As a result of this distribution, the Company's interest was diluted to 32.5%, while its proportional share of ProMOS' shareholders' equity increased by EUR 11,165, which is reflected as non-operating income in the year ended September 30, 2001.

    ALTIS is a joint venture formed on July 12, 1999 between Infineon and IBM, with each having equal voting representation. Pursuant to the ALTIS shareholders' agreement, Infineon made a cash contribution of EUR 24,800 on December 31, 1999 in exchange for 2,480,000 shares, which maintains the Company's ownership interest in ALTIS at 50.1%.

    Effective July 1, 2001, the Company acquired a 25% interest in Cryptomathic AS for EUR 10,000 in cash. This acquisition was made in conjunction with the strategic formation of a Security Solutions Group.

    On July 20, 2000 the Company acquired an 20.1% interest in Aristos Logic Corp. for a total contribution of EUR 5,451. On March 26, 2001 the Company exercised an option to convert a loan of EUR 4,717 to equity which increased the Company's ownership interest to 27.6%. Subsequently, the Company wrote off its investment in and advances to Aristos.

    During the year ended September 30, 2001 the Company acquired an aggregate 25% interest in Newlogic for a total consideration of EUR 21,429.

    In March 2001, the Company acquired a 20% interest in Ramtron for total consideration of EUR 31,479, consisting of 443,488 ordinary shares and cash of EUR 10,632. Ramtron is a leading developer of specialty semiconductor memory products, based in Colorado Springs, CO, and listed on the Nasdaq exchange under the symbol RMTR. The Company has accounted for its indirect interest in the shares of Infineon held by Ramtron as treasury stock, amounting to EUR 4,215 at September 30, 2001.

    On March 30, 2000, the Company entered into the UMCi joint venture agreement with United Microelectronics Corporation ("UMC") to construct and operate a 300mm wafer semiconductor facility. The Company has received a 27.3% ownership interest in exchange for cash of EUR 65,567.

    Included in the amount of long-term investments at September 30, 2001 is goodwill, net, of EUR 45,101 related to such investments.

    The aggregate summarized financial information for the Associated Companies for the fiscal years 1999, 2000 and 2001, is as follows:

	1999(1)	2000	2001(2)
Sales	1,136,143	1,684,472	1,533,598
Gross profit	279,808	515,192	275,429
Net income	91,558	291,157	85,800

	2000	2001
Current assets	955,568	1,188,227
Non-current assets	1,887,828	2,238,926
Current liabilities	(973,144)	(991,898)
Non-current liabilities	(332,008)	(472,388)

Shareholders' equity	1,538,244	1,962,867

(1)
Includes sales, gross profit and net loss of White Oak of EUR 385,339, EUR 35,085 and EUR (17,946), respectively.

(2)
Includes sales, gross profit and net income of OSRAM Opto of EUR 415,223, EUR 58,684 and EUR 9,274, respectively.

12. Other Assets

    Other non-current assets at September 30, 2000 and 2001 consist of the following:

	2000	2001
Intangible assets, net	221,759	436,523
Notes receivable	5,902	32,048
Marketable securities (note 7)	11,139	11,504
Other, net	14,605	1,294

	253,405	481,369

    A summary of activity for intangible assets for the year ended September 30, 2001 is as follows:

	Goodwill	Other intangibles	Total
Cost
September 30, 2000	138,972	273,815	412,787
Additions	8,720	83,495	92,215
Impairments and write-offs	(1,675)	(40,756)	(42,431)
Disposals	—	(7,137)	(7,137)
Consolidations	186,305	38,689	224,994
Foreign currency effects	(4,870)	(980)	(5,850)

September 30, 2001	327,452	347,126	674,578
Accumulated amortization
September 30, 2000	(11,344)	(179,684)	(191,028)
Additions	(21,363)	(28,688)	(50,051)
Disposals	—	1,706	1,706
Consolidations	—	(383)	(383)
Foreign currency effects	777	924	1,701

September 30, 2001	(31,930)	(206,125)	(238,055)

Book value September 30, 2000	127,628	94,131	221,759

Book value September 30, 2001	295,522	141,001	436,523

13. Accounts Payable

    Accounts payable at September 30, 2000 and 2001 consist of the following:

	2000	2001
Third party—trade	766,439	950,048
VAT and other taxes payable	80,803	88,595
Other	1,997	11,734

	849,239	1,050,377

14. Accrued Liabilities

    Accrued liabilities at September 30, 2000 and 2001 consist of the following:

	2000	2001
Personnel costs	156,613	158,326
Accrual for restructuring (note 23)	—	81,473
Taxes	342,047	65,626
Warranties and licenses	141,949	83,287
Other	78,172	37,575

	718,781	426,287

15. Other Current Liabilities

    Other current liabilities at September 30, 2000 and 2001 consist of the following:

	2000	2001
Payroll obligations and other liabilities to employees	183,463	173,686
Deferred income	12,682	74,960
Forward contracts payable	63,728	11,492
Other	40,075	89,490

	299,948	349,628

16. Other Liabilities

    Other non-current liabilities at September 30, 2000 and 2001 consist of the following:

	2000	2001
Pension obligations (note 20)	41,034	37,480
Deferred government grants	21,802	36,860
Deferred license and technology transfer fees (note 22)	13,643	16,270
Redeemable interest	175,715	195,922
Minority interest	—	17,704
Other	34,528	33,568

	286,722	337,804

17. Debt

    Debt at September 30, 2000 and 2001 consists of the following:

	2000	2001
Short-term debt:
Notes payable to banks, weighted average rate 3.5%	111,150	95,342
Current portion of long-term debt	27,200	21,186
Capital lease obligation	—	2,701

Total short-term debt and current maturities	138,350	119,229

Long-term debt:
Loans payable to banks
Unsecured term loans, weighted average rate 4.1%, due 2001-2007	31,224	112,425
Interest-free loan, due 2004	41,834	42,743
Secured term loans, weighted average rate 6.6%, due 2003	—	673
Loans payable, weighted average rate 4.0%, due 2004	—	6,914
Notes payable, weighted average rate 4.0%, due 2003	16,602	10,773
Notes payable to governmental entity, rate 2.4%, due 2027-2031	38,312	74,620
Capital lease obligation	—	828

Total long-term debt	127,972	248,976

    Short-term notes payable to banks consist primarily of borrowings under the terms of short-term borrowing arrangements.

    The interest-free loan, due 2004, consists of borrowings under an arrangement whereby a governmental entity has agreed to pay all interest thereon. Additionally, should Infineon meet certain stipulations, the governmental entity has agreed to repay up to 75% of the outstanding balance of the loan on behalf of Infineon. However, all amounts outstanding under the loan are included as obligations of Infineon until the stipulations are achieved, at which time the reported obligations are reduced by the amount to be paid by the governmental entity.

    At September 30, 2001, the Company had EUR 74,620 of unsecured Industrial Revenue Bonds outstanding associated with the construction at the Infineon Richmond (previously White Oak) facility.

    The Company has a EUR 729 million syndicated multicurrency revolving credit facility. The amount of the facility is divided into two equal tranches. The first tranche of EUR 375 million expires in March 2004. The second tranche of EUR 354 million expires in March 2002. Drawings under each tranche may be denominated in euro or dollar and will bear variable market rates of interest based on applicable reference rates plus a margin. This margin may vary based on the extent of the facility's utilization and the level of senior debt to earnings before interest, taxes, depreciation and amortization ("senior debt ratio"). At September 30, 2001 there were no amounts outstanding under this facility.

    The facility includes customary covenants, including covenants regarding the maintenance of a minimum tangible net worth, a senior debt ratio and an interest coverage ratio. The Company was granted a waiver on the violation of certain financial covenants through December 31, 2001. The Company and the syndicate of financial institutions are currently negotiating amendments to the financial covenants as well as an extension of the EUR 354 million component of the facility which expires in March 2002. There can be no assurance that these negotiations will be satisfactorily concluded. Accordingly, the revolving credit facility may not be available to the Company subsequent to December 31, 2001 unless these negotiations are satisfactorily concluded and the financial covenants are amended (see note 31).

    The Company has established independent financing arrangements with several financial institutions, in the form of both short and long term credit facilities, which are available for anticipated funding purposes. These facilities (including the revolving credit facility of EUR 729 million) aggregate EUR 1,733 million, of which EUR 1,576 million was available at September 30, 2001, and are comprised of three components: The first component represents short term facilities, which are subject to firm commitments by financial institutions, for working capital, guarantees and cash pooling purposes, aggregate EUR 937 million, of which EUR 842 million was available at September 30, 2001. The second component represents additional short term facilities, which are not subject to firm commitments by financial institutions, for working capital purposes, aggregate EUR 329 million, of which EUR 329 million was available at September 30, 2001. The third component represents long term facilities, with a maturity date of at least one year, which are subject to firm commitments by financial institutions, for working capital and project finance purposes, aggregate EUR 467 million, of which EUR 405 million was available at September 30, 2001.

    In March 2001, the Company executed a mandate agreement with a financial institution for the arrangement of a EUR 450 million syndicated credit facility, relating to the construction of the Dresden 300-millimeter manufacturing facility. The Company anticipates that the credit facility will be supported by partial guarantees from governmental entities, and subject to specified financial covenants. The Company has received commitment letters from the guarantors and financial institutions, and the closing of the facility is subject to the execution of documentation satisfactory to the financial institutions, as well as customary closing procedures (see note 31).

    Aggregate amounts of long-term debt, including capital lease obligations, maturing during the next five years and thereafter are as follows: 2002, EUR 23,887; 2003, EUR 22,650; 2004, EUR 77,877; 2005, EUR 33,257; 2006, EUR 31,478 and thereafter EUR 83,714.

18. Related Parties

    Infineon has transactions in the normal course of business with Siemens group companies and with Related and Associated Companies (together, "Related Parties"). Infineon purchases certain of its raw materials, especially chipsets, from, and sells a significant portion of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

    Related Party receivables at September 30, 2000 and 2001 consist of the following:

	2000	2001
Siemens group—trade	104,409	132,525
Associated and Related Companies—trade	62,393	5,822
Siemens group—financial and other	49,295	25,499
Associated and Related Companies—financial and other	216,178	38,097
Employee receivables	6,850	6,330

	439,125	208,273

    Related Party payables at September 30, 2000 and 2001 consist of the following:

	2000	2001
Siemens group—trade	92,055	136,732
Associated and Related Companies—trade	265,032	97,959
Siemens group—financial and other	7,594	1,717
Associated and Related Companies—financial and other	8,704	2,329

	373,385	238,737

    Related party receivables and payables have been segregated (1) between amounts owed by or to Siemens group companies and companies in which Infineon has an ownership interest and (2) based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of product. Financial receivables and liabilities represent amounts owed relating to loans and advances and accrue interest at interbank rates.

    Transactions with Related Parties during the years ended September 30, 1999, 2000 and 2001, include the following:

	1999	2000	2001
Sales to Related Parties:
Siemens group companies	963,251	1,089,022	900,745
Associated and Related Companies	110,783	121,593	147,570
Purchases from Related Parties:
Siemens group companies	260,107	424,324	417,487
Associated and Related Companies	841,631	1,183,378	1,039,530
Interest income from Related Parties	21,788	14,437	8,718
Interest expense to Related Parties	15,510	21,396	10,241

    Sales to Siemens group companies include sales to the Siemens group sales organizations for resale to third parties of EUR 366,730, EUR 326,356 and EUR 88,676 for the years ended September 30, 1999, 2000 and 2001, respectively. Sales to the Siemens group sales organizations for resale to third parties are made at discounts of approximately 5% to 8%. In January 2001, the Company completed the renegotiation of its compensation arrangements with the Siemens group sales organizations to cease the practice of selling at a discount to them for resale to third parties. Sales are principally conducted through the Company's own independent sales organization directly to third parties. Where the Company has not established its own independent sales organization in a certain country, a commission is paid to the Siemens group sales organizations where they assist in making sales directly to third parties.

    In April 2001, Siemens provided the Company with a EUR 450 million unsecured short term loan, bearing interest at 4.88%. The loan was repaid in September 2001.

    Technical equipment is leased to ALTIS (see note 10). The non-cancelable future lease payments due under this lease at September 30, 2001 amount to EUR 31,006 for the year 2002, EUR 23,384 for the year 2003 and EUR 15,319 for the year 2004.

    Prior to the Formation, Siemens provided services to and incurred costs on behalf of Infineon. The cost of such services, including administrative services, management information services, employee benefit administration, legal administration, insurance, tax services, treasury services, and accounting and reporting, were allocated to Infineon and amounted to EUR 37,509 for the year ended September 30, 1999. These allocations were based upon service contracts between the relevant parties as well as upon methods that management believes are reasonable, including the use of time estimates, headcount and transaction statistics, and similar activity-based data. In the opinion of management, such expenses are indicative of the actual expenses that would have been incurred if Infineon had been operating as an independent entity.

19. Income Taxes

    Income (loss) before income taxes and minority interest is attributable to the following geographic locations for the years ended September 30, 1999, 2000 and 2001:

	1999	2000	2001
Germany	(111,849)	1,297,902	(1,183,504)
Foreign	142,191	446,295	158,705

	30,342	1,744,197	(1,024,799)

    Income tax (benefit) expense for the years ended September 30, 1999, 2000 and 2001 is as follows:

	1999	2000	2001
Current taxes
Germany	10,668	448,496	23,246
Foreign	25,125	73,161	42,405

	35,793	521,657	65,651
Deferred taxes
Germany	(66,968)	109,642	(490,585)
Foreign	1,066	(18,830)	(3,795)

	(65,902)	90,812	(494,380)

Income tax (benefit) expense	(30,109)	612,469	(428,729)

    German corporate tax law applies a split-rate imputation system with regard to the taxation of the income of a corporation and its shareholders. In accordance with the tax law in effect for fiscal 1999, 2000 and 2001, retained corporate income is initially subject to a federal corporate tax rate of 40% in each of 1999, 2000 and 2001, plus a solidarity surcharge of 5.5% for each year on federal corporate taxes payable. Including the impact of the surcharge, the federal corporate tax rate amounted to 42.2% for the years ended September 30, 1999, 2000 and 2001, plus trade tax, net of federal benefit, of 9.8% for the years ended September 30, 1999, 2000 and 2001. Upon distribution of retained earnings to shareholders, the corporate income tax rate on such distributed earnings is adjusted to 30%, plus a solidarity surcharge of 5.5% in 1999, 2000 and 2001 for a total of 31.65% in 1999, 2000 and 2001. This reduction is effected by means of a refund for taxes previously paid, which is known as the dividend tax credit.

    A reconciliation of income taxes for the years ended September 30, 1999, 2000 and 2001, determined using the German corporate tax rate plus trade taxes, net of federal benefit, for a combined statutory rate of 52% for 1999, 2000 and 2001, is as follows:

	1999	2000	2001
Expected provision (benefit) for income taxes	15,778	906,982	(532,895)
Dividend tax credit	—	(58,100)	—
Tax free income	(21,788)	(78,632)	(16,119)
Foreign tax rate differential	(65,726)	(149,908)	(91,035)
Non deductible expenses and other provisions	3,172	721	40,896
Change in German tax rate—effect on opening balance	—	—	(28,027)
Change in German tax rate—effect on current year	12,654	—	153,840
Change in valuation allowance	18,282	(27,834)	17,798
In-process research and development	—	—	29,339
Other	7,519	19,240	(2,526)

Actual provision (benefit) for income taxes	(30,109)	612,469	(428,729)

    Deferred income tax assets and liabilities as of September 30, 2000 and 2001 relate to the following:

	2000	2001
Assets:
Intangible assets	7,370	65,184
Investments	35,387	34,533
Inventories	65,901	30,241
Deferred income	105,092	83,805
Net operating loss and tax credit carry forwards	99,395	441,236
Other items	96,819	122,948

Gross deferred tax assets	409,964	777,947
Valuation allowances	(1,576)	(18,987)

Deferred tax assets	408,388	758,960

Liabilities:
Property, plant and equipment	275,401	179,721
Accrued liabilities	51,011	148,044
Other items	68,047	52,271

Deferred tax liabilities	394,459	380,036

Deferred tax assets, net	13,929	378,924

    Net deferred income tax assets and liabilities are presented in the accompanying balance sheets as of September 30, 2000 and 2001 as follows:

	2000	2001
Deferred tax assets
Current	100,407	38,955
Non-current	165,601	412,203
Deferred tax liabilities
Current	(74,634)	(19,487)
Non-current	(177,445)	(52,747)

	13,929	378,924

    For purposes of the preparation of the accompanying financial statements, Infineon has prepared its tax provision as if it were a separate entity for all periods prior to the Formation. Infineon recognized deferred tax benefits of EUR 65,902 and EUR 494,380 for the years ended September 30, 1999 and 2001 respectively. These benefits are recognized to the extent it is considered more likely than not that such benefits will be realized in future years. These considerations include, but are not limited to, the ability under German tax law to carry forward incurred tax losses indefinitely and thereby offset taxable income in future years without limitation, tax planning strategies and estimates of future taxable income. These benefits were recognized based on management's belief that it would have been more likely than not that such benefits would have been utilized by Infineon in future years.

    In 1999, Infineon incurred German tax losses in the amount of EUR 358,865. Such tax losses do not represent tax loss carry forwards and did not result in deferred tax assets for Infineon at September 30, 1999, as such losses were incurred when the German operations were a division of Siemens, and therefore benefit Siemens. Accordingly, the related deferred tax benefit of EUR 180,832 is reflected as part of equity transactions with Siemens for the year ended September 30, 1999.

    At September 30, 2001, Infineon had tax loss carry forwards of EUR 769,734 and tax credit carry forwards of EUR 95,493. Such tax loss and credit carry forwards are from both German and non-German operations, are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law, except for tax loss carry forwards of EUR 90,701 which expire in 2020 and 2021.

    During the year ended September 30, 2001 valuation allowances were established relating to the Malaysia operations for tax loss carry forwards which management believes that it is more likely than not that they will not be fully utilized, due to the existence of tax credit carry forwards.

    Infineon did not provide for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries for the years ended September 30, 1999, 2000 and 2001, respectively, because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

    The income tax (benefit) expense for 1999, 2000 and 2001 was allocated to continuing operations and accumulated other comprehensive income. The aggregate amounts allocated to equity, for unrealized gains (losses) on securities and minimum pension liabilities, was EUR (1,965), EUR 7,945 and EUR (15,625) for 1999, 2000 and 2001, respectively.

    In October 2000, the German government passed new tax legislation which, among other changes, will reduce the Company's statutory tax rate in Germany from 40% on retained earnings and 30% on distributed earnings to a uniform 25%, effective for the Company's year ending September 30, 2002. The impact of the various revisions in the new tax legislation was accounted for during the year ended September 30, 2001, the period of the enactment of the legislation, as required by SFAS No. 109, "Accounting for Income Taxes". The impact of the legislation, primarily reflecting the effect of the tax rate reduction on the Company's deferred tax balances at September 30, 2000 was to increase income tax benefit of EUR 28,027 for the year ending September 30, 2001.

20. Pension Plans

    Infineon provides pension benefits to a significant portion of its hourly and salaried employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both wage level and position).

    Information with respect to Infineon's pension plans for the years ended September 30, 1999, 2000 and 2001 is presented by German ("Domestic") plans and non-German ("Foreign") plans.

	2000		2001		1999
	Domestic plans	Foreign plans	Domestic plans	Foreign plans	Domestic plans	Foreign plans
Change in projected benefit obligations:
Projected benefit obligations beginning of year	(159,498)	(42,216)	(147,681)	(19,495)	(170,062)	(34,560)
Service cost	(9,109)	(1,191)	(10,443)	(5,840)	(12,379)	(2,314)
Interest cost	(9,570)	(802)	(9,018)	(3,181)	(11,235)	(2,298)
Actuarial gains (losses)	(4,766)	—	(3,911)	(867)	(5,809)	(3,404)
Business combinations	—	—	(338)	(614)	—	—
Plan amendments	—	—	—	—	—	4,114
Settlement of pension obligations	33,001	24,714	14	421	729	841
Benefits paid	2,261	—	1,315	8	2,169	—
Foreign currency effects	—	—	—	(4,992)	—	2,860

Projected benefit obligations end of year	(147,681)	(19,495)	(170,062)	(34,560)	(196,587)	(34,761)

Change in fair value of plan assets:
Fair value at beginning of year	—	5,116	—	5,640	154,696	9,347
Contributions and transfers	—	—	154,696	3	—	14,690
Actual return on plan assets	—	524	—	2,144	(21,834)	1,269
Foreign currency effects	—	—	—	1,560	—	(1,265)

Fair value at end of year	—	5,640	154,696	9,347	132,862	24,041

Funded status	(147,681)	(13,855)	(15,366)	(25,213)	(63,725)	(10,720)
Unrecognized actuarial gain	4,766	4,004	8,676	5,513	51,783	2,698
Unrecognized net obligation (asset)	5,208	(140)	3,472	(119)	1,734	—
Unrecognized prior service cost	—	157	—	169	—	136

Net liability recognized	(137,707)	(9,834)	(3,218)	(19,650)	(10,208)	(7,886)

    The above net liability is recognized as follows in the accompanying balance sheets as of September 30:

	1999		2000		2001
	Domestic plans	Foreign plans	Domestic plans	Foreign plans	Domestic plans	Foreign plans
Prepaid pension cost	—	—	3,674	—	—	—
Restricted cash	—	—	14,492	—	—	—
Accumulated other comprehensive income	—	—	—	—	19,386	—
Accrued pension liability	(137,707)	(9,834)	(21,384)	(19,650)	(29,594)	(7,886)

Net liability recognized	(137,707)	(9,834)	(3,218)	(19,650)	(10,208)	(7,886)

    The assumptions used in calculating the actuarial values for the principal pension plans are as follows:

	1999		2000		2001
	Domestic plans	Foreign plans	Domestic plans	Foreign plans	Domestic Plans	Foreign plans
Discount rate	6.0%	7.5%	6.5%	7.8%	6.0%	7.5%
Rate of compensation increase	2.5%	4.5%	3.5% - 3.8%	5.0%	3.0%	4.5%
Expected return on plan assets	—	8.5%	—	8.5%	10.0%	8.0%

    The components of net periodic pension (cost) benefit for the years ended September 30, 1999, 2000 and 2001 are as follows:

	1999		2000		2001
	Domestic Plans	Foreign plans	Domestic plans	Foreign plans	Domestic Plans	Foreign plans
Service cost	(9,109)	(1,191)	(10,443)	(5,840)	(12,379)	(2,314)
Interest cost	(9,570)	(802)	(9,018)	(3,181)	(11,235)	(2,298)
Return on plan assets	—	524	—	667	15,468	1,926
Amortization of prior service cost	—	(24)	—	82	—	(30)
Amortization of unrecognized gains	—	(127)	—	67	—	104
Amortization of unrecognized net obligation / asset	(1,736)	47	(1,737)	(203)	(1,736)	—

Net periodic pension (cost) benefit	(20,415)	(1,573)	(21,198)	(8,408)	(9,882)	(2,612)

    In connection with the Formation, certain employee groups exercised their right to remain in the Siemens pension plan. As a result of this election, the projected benefit obligation was reduced by EUR 33,001 and is shown as a settlement of pension obligations. No gain or loss was recognized on the transfer.

    Prior to 1999, Infineon was required to purchase investments to fund certain foreign pension payments. In March 1999, Infineon settled these pension obligations for EUR 18,573, resulting in a net gain of EUR 4,388.

    On September 25, 2000, the Company established the Infineon Technologies Pension Trust (the "Pension Trust") for the purpose of funding future pension benefit payments for employees in Germany. The Company contributed EUR 154,696 of cash and marketable debt and equity securities, which qualify as plan assets under SFAS No. 87, to the Pension Trust for use in funding these pension benefit obligations, thereby reducing accrued pension liabilities (see note 16).

    As of result of the employee terminations, in connection with the Company's restructuring plan (see note 23), it is anticipated that certain of the Company's defined benefit plans may be required to be accounted for as a partial curtailment pursuant to the provisions of SFAS No. 88 "Employers Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." However, as of September 30, 2001, the extent of the effect of the curtailment on the Company's pension obligations is not presently quantifiable as the identification of specific employees subject to the involuntary termination plan has not been completed. Accordingly, the impact of any potential defined benefit plan curtailment gain or loss will be recognized upon the ultimate indemnification of specific employees effected by the plan of termination and the completion of the actuarial re-measurement of the related pension obligation.

21. Government Grants and Subsidies

    Infineon has received economic development funding from various governmental entities, including grants for the construction of manufacturing facilities, grants to subsidize research and development activities, employee training and interest expense. Grants and subsidies included in the accompanying financial statements during the years ended September 30, 1999, 2000 and 2001, are as follows:

	1999	2000	2001
Included in the statements of operations:
Interest subsidies	41,523	62,385	378
Research and development	33,067	41,172	71,240
Other	17,789	11,090	9,606

	92,379	114,647	81,224

Construction grants deducted from the cost of fixed assets	642	123	11,080

22. License and Technology Transfer Fees

    During the years ended September 30, 1999, 2000 and 2001, Infineon recognized revenues related to license and technology transfer fees of EUR 46,343, EUR 175,759 and EUR 88,228, respectively, which are included in net sales in the accompanying statements of operations. Infineon received payments of EUR 144,984 from ProMOS through 1999, which have been recorded as deferred revenue and are offset against the related investment (see note 11) in the accompanying balance sheets.

    In March 2000, the Company entered into new technology transfer agreements with ProMOS, and restructured existing agreements with MVI, the majority shareholder of ProMOS. As part of these agreements, previously unrecognized license fees of $108 million due from MVI were rescheduled and will be recognized as revenue over the life of the new contracts. In conjunction with the restructured agreements, license fees previously received but deferred of EUR 138,045 were recognized as revenue in the year ended September 30, 2000, since the Company had fulfilled all of its obligations and all such amounts were realized.

23. Restructuring

    In the quarter ended September 30, 2001, in response to continued weakness in the technology sector worldwide, Infineon approved plans to restructure the organization and reduce costs. Infineon is implementing changes to streamline its procurement and logistics processes, as well as reduce information technology and manufacturing costs. These changes are intended to improve operational efficiencies and improve the entire management of the product procurement and order fulfillment cycles. Accordingly, the Company announced plans to reduce worldwide headcount by approximately 5,000 employees. As of September 30, 2001, the Company has signed termination agreements with approximately 2,000 personnel.

    Restructuring charges of EUR 116,505 were expensed during the year ended September 30, 2001. This charge is comprised of EUR 56,835 relating to involuntary employee terminations, EUR 43,420 relating to both previously capitalized expenditures (EUR 27,145) and related exit costs (EUR 16,275) associated with the discontinuance of a world-wide information technology project and EUR 16,250 of other exit costs.

    Components of the restructuring charge and amounts paid during the period, and the remaining accrued liability as of September 30, 2001, are as follows:

	Restructuring charge	Payments	Accrued liability
Employee terminations	56,835	3,740	53,095
Other exit costs	32,525	4,147	28,378

	89,360	7,887	81,473

Write-off of IT project costs	27,145

Total charge	116,505

    Infineon anticipates completing the remainder of the headcount reduction and all exit activities associated with the restructuring by September 30, 2002.

24. Supplemental Operating Cost Information

    The cost of services and materials are as follows for the years ended September 30:

	1999	2000	2001
Raw materials, supplies and purchased goods	1,701,610	2,046,727	2,044,446
Purchased services	656,895	1,022,698	1,357,338

Total	2,358,505	3,069,425	3,401,784

    Personnel expenses are as follows for the years ended September 30:

	1999	2000	2001
Wages and salaries	910,713	1,263,165	1,511,309
Social levies	139,478	183,668	239,519
Pension expense	21,988	29,606	12,494

Total	1,072,179	1,476,439	1,763,322

    The number of employees by geographic region is as follows as of September 30:

	1999	2000	2001
Germany	12,853	14,247	16,814
Other Europe	2,842	3,409	5,007
USA	2,563	2,838	3,023
Asia / Pacific	7,521	8,672	8,949
Other	—	—	20

Total	25,779	29,166	33,813

    As of September 30, 2001, approximately 3,000 employees are to be terminated in connection with the restructuring (see note 23).

25. Supplemental Cash Flow Information

	1999	2000	2001
Cash paid for:
Interest	68,743	90,138	126,132
Income taxes	5,995	211,060	282,259
Non-cash investing and financing activities:
Contributions from (to) Siemens	3,516,375	12,267	(11,050)
Deferred tax benefits transferred to Siemens	(153,565)	—	—
Equipment transferred to Associated Company	47,700	—	—

    The proceeds from the sale of the Company's interest in OSRAM Opto (see note 4) is reflected under net cash provided by financing activities as a capital contribution. The excess purchase price of EUR 392,310 is net of deferred tax of EUR 140,510.

26. Other Comprehensive Income (Loss)

    The changes in the components of other comprehensive income (loss) for the years ended September 30, 1999, 2000 and 2001 are as follows:

	1999			2000			2001
	Pretax	Tax effect	Net	Pretax	Tax Effect	Net	Pretax	Tax effect	Net
Unrealized gains (losses) on securities:
Unrealized holding gains (losses)	(3,698)	1,886	(1,812)	12,959	(6,059)	6,900	(3,157)	1,709	(1,448)
Reclassification adjustment for (gains) losses included in net income (loss)	(182)	79	(103)	3,698	(1,886)	1,812	(12,959)	6,059	(6,900)

Net unrealized gains (losses)	(3,880)	1,965	(1,915)	16,657	(7,945)	8,712	(16,116)	7,768	(8,348)
Additional minimum pension liability	—	—	—	—	—	—	(19,386)	7,857	(11,529)
Foreign currency translation adjustment	49,106	—	49,106	105,085	—	105,085	(19,032)	—	(19,032)

Other comprehensive income (loss)	45,226	1,965	47,191	121,742	(7,945)	113,797	(54,534)	15,625	(38,909)
Accumulated other comprehensive income (loss)—beginning of year	(48,418)	(81)	(48,499)	(3,192)	1,884	(1,308)	118,550	(6,061)	112,489

Accumulated other comprehensive income (loss)—end of year	(3,192)	1,884	(1,308)	118,550	(6,061)	112,489	64,016	9,564	73,580

27. Stock-based Compensation

  Fixed Stock Option Plan

    In 1999, the shareholders approved a share option plan ("LTI 1999 Plan"), which provided for the granting of non-transferable options to acquire ordinary shares over a future period. Under the terms of the LTI 1999 Plan, the Company may grant options over a five-year period to members of the Management Board for up to 2.25 million ordinary shares, directors of subsidiaries and affiliates for up to 6 million ordinary shares, and other eligible employees for up to 39.75 million ordinary shares. The exercise price of each option equals 120% of the average closing price of the Company's stock during the five trading days prior to the date of grant. Options vest at the latter of two years from the grant date or the date on which the Company's stock reaches the exercise price for at least one trading day. Options expire 7 years from the grant date.

    On April 6, 2001, the shareholders approved the International Long-Term Incentive Plan (the "LTI 2001 Plan") which replaces the LTI 1999 Plan. Options previously issued under the LTI 1999 plan remain unaffected as to terms and conditions. Pursuant to the provisions of the LTI 2001 Plan, an aggregate of 51.5 million options can be granted within a five year period. Options, once granted, have a vesting period of at least two years, and can be exercised within seven years of the grant date at an exercise price of 105% of the average market price of the Company's shares over a specified period preceding the grant date.

    Under the LTI 2001 Plan, the supervisory board will decide annually within three months after publication of financial results how many options to grant the Management Board. The Management Board will, within the same three-month period, decide how many options to grant to eligible employees.

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of 0%; expected volatility of 45%, risk-free interest rate of 5.46%; and expected life of 4.5 years. Weighted-average assumptions used for grants in 2001 are as follows: dividend yield 0%; expected volatility 50%; risk-free interest rate of 5.35%; and expected life of 4.5 years.

    A summary of the status of the LTI 1999 Plan and the LTI 2001 Plan as of September 30, 2000 and 2001, and changes during the year then ended is presented below:

	September 30, 2000		September 30, 2001
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	—	—	5,469,468	EUR 42.15
Granted	5,556,268	EUR 42.15	6,013,060	EUR 54.15
Exercised	—	—	—	—
Forfeited	(86,800)	EUR 42.00	(214,650)	EUR 43.82

Outstanding at end of year	5,469,468	EUR 42.15	11,267,878	EUR 48.56

    The weighted-average fair value of each option granted during the year ended September 30, 2001, was EUR 24.18.

    The following table summarizes information about stock options outstanding at September 30, 2001:

Range of exercise prices	Outstanding	Weighted-average remaining contractual life	Weighted-average exercise price
EUR 27.54	175,500	6.93 years	EUR 27.54
EUR 42.00	5,278,468	5.45 years	EUR 42.00
EUR 44.95 - EUR 47.34	93,500	6.41 years	EUR 45.08
EUR 53.26 - EUR 55.87	5,702,410	6.52 years	EUR 55.11
EUR 90.85	18,000	5.84 years	EUR 90.85

	11,267,878

    No options were exercisable at September 30, 2001.

    As described in note 2, the Company applies APB Opinion 25 and related interpretations in accounting for stock-based compensation. Accordingly, no compensation expense has been recognized for the LTI 1999 and 2001 Plans. Had compensation expense been determined based on the fair value provisions of SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

	2000	2001
Net income (loss)
As reported	1,125,585	(590,581)
Pro forma	1,115,763	(637,587)
Basic and diluted earnings (loss) per share
As reported	1.83	(0.92)
Pro forma	1.81	(1.00)

  Employee Stock Purchase Plan

    In connection with the IPO on March 13, 2000, as part of an employee offering, employees could purchase shares pursuant to a preferential allocation mechanism. Employees purchased 7,540,448 shares at an average discount of 5% of the offer price. The Company has recognized compensation expense related to this employee offering of EUR 2,992 during the year ended September 30, 2000.

    In May 2001, the Company implemented a worldwide employee stock purchase plan in accordance with the provisions of United States Internal Revenue Code Section 423, which generally provides the employees with a discount of 15% for purchases of ordinary shares up to a maximum of 80 shares per employee subject to a one year holding period. Pursuant to the provisions of this plan, employees purchased 11,892 shares.

28. Financial Instruments

    Infineon periodically enters into derivatives including foreign currency forward and option contracts. The objective of these transactions is to reduce the market risk of exchange rate fluctuations to its foreign currency denominated net future cash flows. Infineon does not enter into derivatives for trading or speculative purposes.

    The euro equivalent notional amounts and fair values of the Company's derivative instruments as of September 30, 2000 and 2001 are as follows:

	2000		2001
	Notional amount	Fair value	Notional amount	Fair value
Forward contracts sold:
U.S. $	1,114,330	(6,078)	1,377,151	61,687
Japanese Yen	—	—	136,187	6,930
Singapore Dollar	79,254	(3,015)	—	—
British Pound	4,140	4	6,780	234
Forward contracts purchased:
U.S. $	107,425	1,314	261,228	(7,599)
Japanese Yen	32,050	597	43,989	(1,053)
Singapore Dollar	—	—	25,797	(416)
British Pound	3,250	6	6,619	(75)
Other currencies	146,772	(865)	64,382	(920)
Option contracts sold:
U.S. $	450,000	—	—	—
Option contracts purchased:
U.S. $	470,219	(39,402)	—	—
Cross currency interest rate swap:
U.S. $	—	—	615,950	58,695

    As of September 30, 2000 and 2001, the carrying amounts and the fair values of the forward and option contracts are the same.

    Gains related to foreign currency derivatives and foreign currency transactions amounted to EUR 41,613, EUR 183,589 and EUR 34,323, for the years ended September 30, 1999, 2000 and 2001, respectively. Gains and losses on derivative financial instruments are generally included in determining net income, with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other income or expense.

    Fair values of financial instruments are determined using quoted market prices or discounted cash flows. The fair value of Infineon's unsecured term loans and interest-bearing notes payable approximate their carrying values as their interest rates approximate those which could be obtained currently. Due to the restrictions in the transferability under the interest free arrangement, a fair value other than the carrying value of the interest-free loan is not meaningful. The fair values of Infineon's cash and cash equivalents, receivables, related party receivables and payables and other financial instruments approximate their carrying values due to their short term nature. The fair values of marketable securities are provided in note 7.

29. Risks

    Financial instruments that expose Infineon to credit risk consist primarily of trade receivables and currency derivatives. Concentrations of credit risks with respect to trade receivables are limited by the large number of geographically diverse customers and Infineon's credit approval and monitoring procedures. The concentration of credit risk with respect to foreign currency derivatives is limited by transactions with multiple banks up to pre-established limits. Related Parties account for a significant portion of sales and trade receivables.

    In order to remain competitive, Infineon must continue to make substantial investments in-process technology and research and development. Portions of these investments might not be recoverable if these research and development efforts fail to gain market acceptance or if markets significantly deteriorate.

    A portion of the intellectual property rights transferred to Infineon by Siemens is restricted. Infineon cannot use such intellectual property rights outside its current business or license them to third parties without the prior approval of Siemens. Siemens has retained the right to license such intellectual property rights to third parties, which include certain intellectual property rights critical to Infineon. Siemens has agreed to not engage in or carry out research or development production or distribution of semiconductor devices per se, except to the extent that the Company is unable or unwilling to provide these devices to Siemens.

    As a subsidiary of Siemens, Infineon benefits under a number of patent cross-licenses, technology licenses and purchasing agreements. The benefits of such agreements will be lost once Siemens' direct and indirect ownership in Infineon falls below 50 percent. Infineon has successfully negotiated certain replacement contracts and is negotiating further replacement and new contracts with third parties.

    On August 10, 2000, Siemens issued a guaranteed exchangeable note in an aggregate nominal amount of EUR 2,500,000 (representing 4% of the Company's ordinary share capital), which is divided into bearer notes with a nominal amount of EUR 100 each. The notes bear a 1% fixed annual interest rate and are to be redeemed by Siemens on August 10, 2005. Each note can be exchanged, in certain circumstances, through August 10, 2005 for 1,000 Infineon shares.

30. Commitments and Contingencies

    On August 7, 2000 and August 8, 2000, Rambus Inc. ("Rambus"), filed separate actions against the Company in the U.S. and Germany. Rambus alleges that the Company has infringed patents owned by Rambus that relate to the SDRAM and DDR DRAM products. The SDRAM product is a significant component of the Company's DRAM product line. If the Company were to be enjoined from producing SDRAM and DDR DRAM products, the Company's financial position and results of operations would be materially and adversely affected, as the Company would have to discontinue the SDRAM and DDR DRAM product lines or enter into a licensing arrangement with Rambus, which could require the payment of substantial licensing fees. The affected products currently constitute substantially all of the products of the Memory Products segment. On May 4, 2001 and May 9, 2001, the Federal District Court for the Eastern District of Virginia dismissed all of Rambus' patent infringement claims against the Company. In addition, the court found that Rambus committed fraud by its conduct in the standard setting organization of JEDEC and awarded damages to Infineon. Should Rambus appeal, the Company cannot conclude as to the likelihood of an unfavorable outcome on appeal or whether the Company will ultimately prevail in the matter.

    The initial hearings on the German action commenced in May 2001. In its brief on February 9, 2001, Rambus amended its initial injunctive relief complaint to include a request for payment of damages for alleged infringement of the patents. No amount of damages have yet been declared. The initial hearing took place on May 18, 2001, at which time the court noted the decisions of the parallel infringement suit in the U.S. The court is currently in the process of appointing a technical expert to assist in deciding upon the infringement issue. The Company believes that it has meritorious defenses and intends to vigorously defend itself in this matter.

    In October 1999, Deutsche Telekom AG ("DT") notified the Company of a potential contractual warranty claim in respect of chips supplied by the Company for DT calling cards. The claim relates to damages allegedly suffered by DT as a result of such cards being fraudulently reloaded by third parties. DT originally alleged damages of approximately EUR 90,000 as a result of these activities, reflecting damages suffered and the cost of remedial measures, and sought compensation from both Siemens and the Company. In September 2001, however, DT brought an action in court against Siemens alone, and increased the alleged amount of damages to approximately EUR 125,000. Should Siemens be found liable, the Company could be responsible for payments to Siemens in connection with certain indemnifications provided to Siemens at the Formation. The Company has investigated the DT claim and believes that it is without merit. The Company does not anticipate that a material adverse effect on the Company's financial position, results of operations or cash flows will result in connection with the DT claim.

    The Company is subject to various other lawsuits, claims and proceedings related to products, patents and other matters incidental to its businesses. Liabilities including accruals for significant litigation costs related to such matters are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company's financial position, although the final resolution of such matters could have a material effect on the Company's results of operations or cash flows in the year of settlement.

    In connection with the Formation, Siemens retained certain facilities located in the U.S. and certain related environmental liabilities. Businesses contributed to the Company by Siemens have conducted operations at certain of these facilities and, under applicable law, could be required to contribute to the environmental remediation of these facilities despite their retention by Siemens. Siemens has provided guarantees to certain third parties and governmental agencies, and all involved parties have recognized Siemens as the responsible party for all applicable sites. No assessments have been made of the extent of environmental remediation, if any, that could be required, and no claims have been made against the Company in this regard. The Company believes its potential exposure, if any, to liability for remediating the U.S. facilities retained by Siemens is therefore low.

    Since 1994, Infineon has received an aggregate of approximately EUR 498,203 in government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized based on the attainment of specified milestone criteria and where the fulfillment of the total project requirements is reasonably assured through planned and committed spending levels, employment and other factors. The Company is committed to meeting these requirements; nevertheless, should the total project requirements not be met, a portion of these subsidies could be refundable.

    lnfineon has entered into capacity reservation agreements with certain silicon foundries for the manufacturing and testing of semiconductor products. These agreements generally have a standard length of one to two years and are renewable. Under the terms of these agreements, lnfineon has agreed to purchase certain minimum quantities at specified prices. Additionally, under product purchase agreements with ProMOS and ALTIS, Infineon has agreed to buy approximately 38% (on a net basis) and 50% of their respective total annual production output based, in part, on market prices. With respect to ProMOS, the agreed capacity refers to substantially all production based on the Company's licensed technology, net of the portion sold to MVI. Upon the completion of the installation of 300-mm manufacturing equipment at ProMOS, Infineon's commitment to purchase production output will be increased to approximately 48% (on a net basis). Purchases under these agreements are recorded as incurred in the normal course of business. The Company assesses its anticipated purchase requirements on a regular basis to meet customer demand for its products. An assessment of losses under these agreements is made on a regular basis in the event that either budgeted purchase quantities fall below the specified quantities or market prices for these products fall below the specified prices.

    In March 2000, the Company entered into a commercial agreement and a memory supply agreement with Intel. These agreements require the commissioning of the Company's new 300-millimeter facility by April 1, 2003, and the availability of capacity and product to Intel. If the new facility is not commissioned by that date, Intel would be entitled to a portion of the Company's then existing production capacity and monetary damages of $50 million if the Company's average share price fell below a stipulated value after April 1, 2003. The facility is currently scheduled to be commissioned in the first half of calendar year 2002.

    As a result of the Formation, the Company has agreed to indemnify Siemens against any losses relating to certain guarantees of financing arrangements that were transferred to the Company. At September 30, 2001, these arrangements include:

  •
  a guarantee of a letter of credit in the amount of EUR 313,400 issued to cover contingent liabilities to repay government grants in respect of the Dresden facility;

  •
  a guarantee of indebtedness of ProMOS in the amount of $145 million, which indebtedness contains a cross-default provision to another credit agreement.

    On September 7, 2001, ALTIS executed a bridge loan facility with a financial institution in the amount of EUR 450 million, with a maturity date of December 28, 2001, of which EUR 370 million was outstanding at September 30, 2001. ALTIS is in negotiations with a syndicate of financial institutions to refinance the bridge facility prior to its maturity date. Pursuant to this facility, the shareholders of ALTIS, IBM and Infineon, have guaranteed the repayment, in equal share, of any amounts outstanding under the bridge facility if a refinancing is not completed by December 28, 2001. The Company's share of this guaranty was EUR 185 million as of September 30, 2001. There can be no assurances that the negotiations to refinance the bridge facility will be successful.

    In connection with the formation of the UMCi joint venture the Company has provided UMC with an irrevocable proxy to vote one-half of its ownership interest on specified governance and operational matters, and agreed to contribute, in periods subsequent to September 30, 2001, specified technology and aggregate cash capital contributions of approximately $481 million. Additionally, the Company has entered into a foundry capacity agreement with the UMCi joint venture which provides for certain minimum purchase volume commitments.

    Total rental expenses under operating leases amounted to EUR 128,692, EUR 131,348 and EUR 181,302 for the years ended September 30 1999, 2000, and 2001, respectively. Future minimum lease payments under non-cancelable operating lease agreements with initial or remaining terms in excess of one year at September 30, 2001 are as follows: 2002, EUR 83,976; 2003, EUR 72,794; 2004, EUR 49,634; 2005, EUR 46,612; 2006, EUR 20,987 and EUR 94,036 for the remaining years.

31. Subsequent Events

    On November 28, 2001, the European Commission announced an inquiry into whether proposed subsidies (aggregating EUR 219 million) applied for, but not yet received, by the Company with the Federal Republic of Germany and another governmental entity relating to the expansion of the Dresden manufacturing facility are in accordance with European Union directives. The Company recognizes such subsidies only when received. The Company believes that its application for such subsidies is appropriate and that the ultimate resolution of the inquiry will not have a material adverse effect on the Company's financial position or results of operations.

    Through November 29, 2001, the Company received commitment letters and agreed on documentation for a EUR 450 million syndicated credit facility relating to the expansion of the Dresden manufacturing facility. The credit facility is supported by a partial guarantee of the Federal Republic of Germany and another governmental entity. The Company does not believe that this guarantee will be impacted by the aforementioned European Commission inquiry. The proceeds of the credit facility are to be utilized to fund advances previously made by the Company to construct a new 300mm manufacturing facility at Dresden. The credit facility contains specified financial covenants, provides for annual payments of interest and matures on September 30, 2005. The credit facility is subject to customary closing procedures.

    On November 29, 2001, the Company received commitment letters for EUR 580 million from a syndicate of financial institutions participating in the Company's existing revolving credit facility (see note 17), authorizing an amendment to the facility. The amendment extends the maturity date of the short-term tranche of the facility (previously EUR 354 million) from its original maturity date of March 2002 to November 2002. Additionally, the amendment provides for revised financial covenants. The amendment is subject to execution of documentation satisfactory to the financial institutions and customary closing procedures. The Company is further negotiating with the remaining financial institutions in the existing syndicate, and, if necessary, additional financial institutions, for commitments to participate in the syndicated facility to increase the total amount of the facility to its original amount of EUR 750 million.

32. Operating Segment and Geographic Information

    Infineon has reported its operating segment and geographic information in accordance with SFAS No. 131,"Disclosure about Segments of an Enterprise and Related Information."

    Infineon operates primarily in five major operating segments, four of which are application focused: Automotive & Industrial, Wireline Communications, Wireless Communications and Security & Chip Card ICs, and one of which is product focused: Memory Products. Further, certain of Infineon's remaining activities for product lines sold as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the "other operating segments" category pursuant to SFAS No. 131.

    Prior to the 2001 financial year, the Security & Chip Card ICs segment did not meet the requirements of a reportable segment. For the 2001 financial year, the Security & Chip Card ICs segment is identified as a reportable segment and due to its continuing significance, is reported separately pursuant to the requirements of SFAS No. 131, with prior period segment information restated for comparative purposes.

    The Company reorganized certain of its business units during the 2001 financial year to better reflect its customer and market profiles. Effective October 1, 2000, the Other Operating segment includes the results of certain activities previously reported under Corporate and Reconciliation, the image & video and the infrared components businesses (both previously reported under Wireline Communications) as well as the gains on their disposals. The segment results for the 1999 and 2000 financial years have been reclassified to be consistent with the reporting structure and presentation of the 2001 financial year, and to facilitate analysis of current and future operating segment information.

    Each of these segments has a segment manager reporting directly to the Chief Operating Officer and Chief Financial Officer, who have been identified as the Chief Operating Decision Maker ("CODM"). The CODM makes decisions about resources to be allocated to the segments and assesses their performance using revenues and earnings before interest, minority interests and taxes. Infineon does not identify or allocate assets to the operating segments nor does the CODM evaluate the segments on these criteria on a regular basis, except that the CODM is provided information regarding certain inventories on an operating segment basis.

    The accounting policies of the segments are substantially the same as described in the summary of significant accounting policies (see note 2). As stated above, fixed assets are not identified by individual operating segments for management reporting purposes on a regular basis and accordingly are not allocated to the operating segments. Infineon does, however, allocate depreciation expense to the operating segments based on production volume and product mix using standard costs in order to obtain a measure of earnings before interest and taxes on a segment basis.

    Information with respect to Infineon's operating segments follows:

  Automotive & Industrial

    The Automotive & Industrial segment designs, develops, manufactures and markets semiconductors and complete systems solutions for use in automotive and industrial applications.

  Wireline Communications

    The Wireline Communications segment designs, develops and markets semiconductors and complete systems for use in a wide variety of narrowband and broadband communication applications.

  Wireless Communications

    The Wireless Communications segment designs, develops and markets semiconductors and complete systems solutions for a range of wireless applications, including cellular telephone systems, cordless telephone systems and devices used in connection with the "GPS" global positioning system.

  Memory Products

    The Memory Products segment designs, develops and manufactures semiconductor memory products with various packaging and configuration options, architectures and performance characteristics for use in standard memory applications.

  Security & Chip Card ICs

    The Security and Chip Card ICs segment develops, manufactures and markets security controllers, security memories and other semiconductors and system solutions for use in applications requiring special security features such as banking, telecommunications, access control, identification and other security-sensitive applications.

  Other Operating Segments

    Certain remaining activities for product lines sold as well as new business activities are included in the Other Operating Segments. In August 2001, the Company sold its interest in OSRAM Opto to OSRAM (see note 4).

    The following tables present selected segment data for the years ended September 30, 1999, 2000 and 2001:

	1999	2000	2001
Net sales
Automotive & Industrial	665,405	880,151	1,098,502
Wireline Communications	498,536	664,281	768,381
Wireless Communications	864,993	1,221,140	997,049
Memory Products	1,405,885	3,473,306	1,587,568
Security & Chipcard ICs	276,408	374,585	588,116
Other Operating Segments	446,845	578,638	574,957
Corporate and Reconciliation	79,221	90,497	56,150

Total	4,237,293	7,282,598	5,670,723

	1999	2000	2001
Earnings and (loss) before interest, minority interest and taxes
Automotive & Industrial	22,778	69,294	144,684
Wireline Communications	21,643	46,465	(94,884)
Wireless Communications	181,897	261,289	(178,341)
Memory Products	(237,854)	1,336,393	(930,787)
Security & Chipcard ICs	24,237	49,296	27,356
Other Operating Segments	33,928	27,216	187,817
Corporate and Reconciliation	(59,670)	(120,445)	(180,059)

Total	(13,041)	1,669,508	(1,024,214)

	1999	2000	2001
Depreciation and Amortization
Automotive & Industrial	100,469	117,225	152,677
Wireline Communications	53,550	61,147	97,750
Wireless Communications	82,052	135,221	167,332
Memory Products	267,249	389,127	588,580
Security & Chipcard ICs	25,922	51,659	81,206
Other Operating Segments	37,218	79,277	34,185
Corporate and Reconciliation	6,609	—	—

Total	573,069	833,656	1,121,730

	1999	2000	2001
Equity in earnings of Associated Companies
Automotive & Industrial	—	—	—
Wireline Communications	—	—	85
Wireless Communications	—	—	—
Memory Products	23,462	81,616	11,739
Security & Chipcard ICs	—	—	—
Other Operating Segments	7,786	9,027	646
Corporate and Reconciliation	2,515	10,660	12,358

Total	33,763	101,303	24,828

	1999	2000	2001
Inventories
Automotive & Industrial	82,625	129,650	173,596
Wireline Communications	16,599	54,936	101,109
Wireless Communications	78,075	118,311	121,434
Memory Products	303,502	358,594	267,044
Security & Chipcard ICs	12,782	36,124	69,634
Other Operating Segments	18,629	35,095	48,830
Corporate and Reconciliation	164,760	108,104	100,263

Total	676,972	840,814	881,910

    Due to the specific application and product-based nature of the operating segments, there are no sales transactions between operating segments. Accordingly, net sales by operating segment represents sales to external customers.

    Raw material and work-in-process of the common logic production front-end facilities, and work-in-process of the common back-end facilities, are not under the control or responsibility of any of the operating segment managers, but rather of the site management. The site management is responsible for the execution of the production schedule, volume and units. Accordingly, this inventory is not attributed to any operating segment, but is included in the "corporate and reconciliation"

column. Only raw material of the back-end facilities ("chip stock") and finished goods are attributable to the operating segments and included in the segment information reported to the CODM.

    In 2001, the Company revised its method of reporting excess capacity costs for segment reporting purposes. Previously, all excess capacity costs, if any, were allocated to the segments based on the variance between originally forecasted purchases and actual purchases. The Company has revised the method to allocate excess capacity costs based on a foundry model, whereby such allocations are reduced based upon the lead time of order cancellation or modification. Any unabsorbed excess capacity costs will be included in corporate and reconciliation. This change did not affect prior periods. The Company believes that this method better reflects the responsibilities of the segment management and is consistent with the practices of independent foundries and more appropriately reflects the segment operating results.

    Certain items are included in corporate and reconciliation and are not allocated to the segments. These include corporate headquarters' cost, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, legal costs associated with intellectual property are recognized by the segments when paid, which can differ from the period originally recognized by corporate and reconciliation. For the year ended September 30, 2001 corporate and reconciliation includes unallocated excess capacity costs of EUR 27,001, restructuring charges of EUR 116,505 and corporate information technology development costs and charges of EUR 71,200.

    The following is a summary of operations by geographic area for 1999, 2000 and 2001:

	1999	2000	2001
Net sales
Germany	1,241,375	1,611,862	1,745,314
Other Europe	1,203,106	1,646,557	1,260,285
USA	826,824	1,814,448	1,261,354
Asia / Pacific	899,320	2,099,834	1,308,551
Other	66,668	109,897	95,219

Total	4,237,293	7,282,598	5,670,723

	1999	2000	2001
Long-lived assets
Germany	1,686,514	2,296,904	3,454,016
Other Europe	651,188	789,427	1,006,263
USA	1,031,691	1,312,191	1,551,053
Asia / Pacific	128,867	310,414	349,956
Other	46,101	11,117	7,481

Total	3,544,361	4,720,053	6,368,769

    Revenues from external customers are based on the customers' billing location. Accordingly, there are no sales transactions between operating segments. Long-lived assets are those assets located in each geographic area.

    Except for sales to Siemens, which are discussed in note 18, no single customer accounted for more than 10% of Infineon's sales during the years ended September 30, 1999, 2000 and 2001. Sales to Siemens are made primarily by the Wireline Communications and Wireless Communications segments.

SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: December 4, 2001
Munich, Germany

INFINEON TECHNOLOGIES AG
/s/ DR. ULRICH SCHUMACHER
Name:	Dr. Ulrich Schumacher
Title:	President and Chief Executive Officer
/s/ PETER FISCHL
Name:	Peter Fischl
Title:	Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Articles of Association of Infineon Technologies AG (English translation)
1.2
Rules of Procedure for the Management Board of Infineon Technologies AG (English translation) (incorporated by reference to Exhibit 1.2 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
1.3
Rules of Procedure for the Supervisory Board of Infineon Technologies AG (English translation) (incorporated by reference to Exhibit 1.3 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
4.1
Einbringungsvertrag zwischen der Siemens Aktiengesellschaft und der Infineon Technologies AG i.Gr., dated as of March 23, 1999 (Contribution Agreement between Siemens Aktiengesellschaft and Infineon Technologies AG i.Gr., dated as of March 2, 1999) (incorporated by reference to Exhibit 10.1 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.2
Einbringungsvertrag zwischen Siemens Nederland N.V. und Infineon Technologies AG i.Gr., dated as of March 31, 1999 (Contribution Agreement between Siemens Nederland N.V. and Infineon Technologies AG i.Gr., dated as of March 31, 1999) (incorporated by reference to Exhibit 10.2 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.3
Gestionsvertrag- und Dienstleistungsvertrag zwischen Siemens Aktiengesellschaft und Infineon Technologies AG i.Gr., effective as of April 1, 1999 (Management and Services Agreement between Siemens Aktiengesellschaft and Infineon Technologies AG i.Gr., effective as of April 1, 1999) (incorporated by reference to Exhibit 10.3 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.4
Rahmenvertrag zwischen Siemens Aktiengesellschaft und Infineon Technologies AG über technische Entwicklung der Zentralabtellung Technik von Siemens, effective as of April 1, 1999 (Framework Agreement between Siemens Aktiengesellschaft and Infineon Technologies AG regarding technical development by Siemens' Central Technical Division, effective as of April 1, 1999) (incorporated by reference to Exhibit 10.4 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.5
Allgemeiner Garantievertrag zwischen Infineon Technologies AG und Siemens Aktiengesellshaft, dated as of January 21, 2000 (General Guarantee Agreement between Infineon Technologies AG and Siemens Aktiengesellschaft, dated as of January 21, 2000) (incorporated by reference to Exhibit 10.5 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.6
Non-Competition Agreement between Infineon Technologies AG and Siemens Aktiengesellschaft, dated as of February 11, 2000 (incorporated by reference to Exhibit 10.6 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.7
Patent Cross License Agreement between Infineon Technologies AG and Siemens Aktiengesellschaft, dated as of February 11, 2000 (incorporated by reference to Exhibit 10.7 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.8
Treuhandvertrag zwischen der Siemens Aktiengesellschaft und der Infineon Technologies AG. i.Gr., dated as of March 31, 1999 (Trust Agreement between Siemens Aktiengesellschaft and Infineon Technologies AG. i.Gr., dated as of March 31, 1999) (incorporated by reference to Exhibit 10.8 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.9
Rahmenmietvertrag über gewerbliche Flächen zwischen der Siemens Aktiengesellschaft und der Infineon Technologies Aktiengesellschaft i.Gr., dated as of August 10, 1999 (Framework lease regarding commercial property between Siemens Aktiengesellschaft and Infineon Technologies Aktiengesellschaft i.Gr., dated as of August 10, 1999) (Otto-Hahn-Ring 6, Sankt-Martin-Strasse 76 and Sankt-Martin-Strasse 53) (incorporated by reference to Exhibit 10.9 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.10
Einzelmietvertrag zum Rahmenmietvertrag über gewerbliche Flächen zwischen der Siemens Aktiengesellschaft und Infineon Technologies AG i. Gr., dated as of September 29, 1999 (Individual lease under a framework lease regarding commercial property between Siemens Aktiengesellschaft and Infineon Technologies AG, dated as of September 29, 1999) (Sankt-Martin-Str. 53) (incorporated by reference to Exhibit 10.10 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.11
Einzelmietvertrag zum Rahmenmietvertrag über gewerbliche Flächen zwischen der Siemens Aktiengesellschaft und Infineon Technologies AG i. Gr., dated as of August 12, 1999 (Individual lease under a framework lease regarding commercial property between Siemens Aktiengesellschaft and Infineon Technologies AG, dated as of August 12, 1999) (Sankt-Martin-Str. 76) (incorporated by reference to Exhibit 10.11 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.12
Einzelmietvertrag zum Rahmenmietvertrag über gewerbliche Flächen zwischen der Siemens Aktiengesellschaft und Infineon Technologies AG i. Gr., dated as of October 14, 1999 (Individual lease under a framework lease regarding commercial property between Siemens Aktiengesellschaft and Infineon Technologies AG, dated as of October 14, 1999) (Otto-Hahn-Ring 6) (incorporated by reference to Exhibit 10.12 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.13
Mietvertrag über gewerbliche Flächen zwichen der SIM 12, Grundstücks GmbH & Co. KG und der Infineon Technologies Aktiengesellschaft dated as of July 29, 1999 (Lease regarding commercial property between SIM 12, Grundstücks GmbH & Co. KG and Infineon Technologies Aktiengesellschaft, dated as of July 29, 1999) (Balanstrasse 73) (incorporated by reference to Exhibit 10.13 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.14
Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and Compagnie IBM France, dated as of June 24, 1999 (incorporated by reference to Exhibit 10.15 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.15
Shareholder Agreement between Mosel Vitelic Inc. and Siemens Aktiengesellschaft concerning the establishment and operation of the joint venture company ProMOS Technologies Inc., dated as of December 26, 1996 (incorporated by reference to Exhibit 10.16 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.16
First Amendment to Shareholders Agreement between Mosel Vitelic Inc., Siemens Aktiengesellschaft and Infineon Technologies AG concerning the joint venture company ProMOS Technologies Inc., dated as of March 15, 2000 (incorporated by reference to Exhibit 4.17 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
4.17
Assignment Agreement between Mosel Vitelic Inc., Siemens Aktiengesellschaft, ProMOS Technologies Inc. and Infineon Technologies AG, effective as of March 15, 2000 (incorporated by reference to Exhibit 4.18 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
4.18
256M Shrink I, III and IV Agreement among International Business Machines Corporation and Siemens Aktiengesellschaft and Toshiba Corporation, dated as of January 1, 1997 (incorporated by reference to Exhibit 10.22 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.19
IG Shrink I and II Agreement among International Business Machines Corporation and Infineon Technologies AG, dated as of October 1, 1999 (incorporated by reference to Exhibit 10.23 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.20
Investment Agreement by and between Infineon Technologies AG and Intel Corporation, dated as of February 14, 2000 (incorporated by reference to Exhibit 10.24 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.21
Commercial Agreement between Intel Corporation and Infineon Technologies AG, dated as of February 14, 2000 (incorporated by reference to Exhibit 10.25 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.22
CMOS 7SF/8SF Logic Joint Development Agreement by and between International Business Machines Corporation and Siemens Aktiengesellschaft, effective as of January 1, 1997, including Amendment No. 2, effective as of December 15, 1999 (incorporated by reference to Exhibit 10.26 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.23
CMOS 7SF License and 8SF/9SF Logic Joint Development Agreement by and between International Business Machines Corporation, Infineon Technologies AG and United Microelectronics Corporation, effective as of December 22, 1999 (incorporated by reference to Exhibit 10.27 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.24
Draft Konzeptpapier of the Free State of Saxony, dated as of August 4, 1999 (Draft Concept Paper, dated as of August 4, 1999) (incorporated by reference to Exhibit 4.28 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
4.25
Kooperationsvertrag zwischen Freistaat Sachsen, Infineon Technologies AG und M+W Zander Facility Engineering GmbH, effective as of May 10, 2000 (Cooperation Agreement between the Free State of Saxony, Infineon Technologies AG and M+W Zander Facility Engineering GmbH, effective as of May 10, 2000) (incorporated by reference to Exhibit 4.29 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
4.26
Generalübernehmervertrag für das Vorhaben DRAM 300 zwischen SC 300 GmbH & Co. KG und M+W Zander Facility Engineering GmbH, dated as of August 18, 2000 (General Contracting Agreement for the DRAM 300 Project between SC 300 GmbH & Co. KG and M+W Zander Facility Engineering GmbH, dated as of August 18, 2000) (incorporated by reference to Exhibit 4.30 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
4.27
Atypischer Unterbeteiligungsvertrag zwischen Infineon Technologies AG, Leipziger-Messe GmbH und SC300 Beteiligungs GmbH, effective as of May 10, 2000 (Atypical Sub-Participation Agreement between Infineon Technologies AG, Leipziger-Messe GmbH and SC300 Beteiligungs GmbH, effective as of May 10, 2000) (incorporated by reference to Exhibit 4.31 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
4.28
Gesellschaftsvertrag der Infineon Technologies SC300 GmbH & Co. KG zwischen Leipziger-Messe GmbH, Infineon Technologies AG, SC 300 Beteiligungs GmbH und Semiconductor 300 Verwaltungsgesellschaft mbH, dated as of May 10, 2000 (Partnership Agreement of Infineon Technologies SC300 GmbH & Co. KG between Leipziger-Messe GmbH, Infineon Technologies AG, SC 300 Beteiligungs GmbH and Semiconductor 300 Verwaltungsgesellschaft mbH, dated as of May 10, 2000) (incorporated by reference to Exhibit 4.32 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
4.29
Registration Rights Agreement dated as of June 29, 2001, among Infineon Technologies AG, Siemens Aktiengesellschaft, Siemens Nederland N.V. and Siemens Pension Trust e.V. (incorporated by reference to Exhibit 10.2 to Infineon's Registration Statement on Form F-3 (File No. 333-3590), dated July 10, 2000)
4.30
Rahmendarlehensvertrag (Framework Loan Agreement) dated April 3, 2001, between Infineon and Siemens AG (incorporated by reference to Exhibit 10.2 of Infineon's Registration Statement on Form F-3 (File No. 333-3590), dated July 10, 2000)
4.31	Purchase and Transfer Agreement (Kauf- und Uebertragungsvertrag) between Infineon and OSRAM GmbH dated as of August 14, 2001
4.32	Non-Compete Agreement between OSRAM GmbH and Infineon dated as of April 3, 2001
8	List of Subsidiaries of Infineon
10	Consent of KPMG Deutsche Treuhand-Gesellschaft AG