Form 20-F
period 2002-09-30
INFINEON TECHNOLOGIES AG
filed 2002-12-04
CIK 1107457

Use these links to rapidly review the document
CROSS REFERENCES TO FORM 20-F
CONTENTS
GLOSSARY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☐

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☒
For the fiscal year ended September 30, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             . ☐

Commission file number: 1-15000

Infineon Technologies AG
(Exact name of Registrant as specified in its charter)

Federal Republic of Germany
(Jurisdiction of incorporation or organization)

St.-Martin-Strasse 53
D-81669 Munich
Federal Republic of Germany
(Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, no par value but with a notional value of €2.00 per share	New York Stock Exchange
Ordinary shares, no par value but with a notional value of €2.00 per share *	New York Stock Exchange

*
Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

        Securities registered or to be registered pursuant to Section 12(g) of the Act: None

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        The number of outstanding shares of each of the issuer's classes of capital or common stock as of September 30, 2002: 720,880,604 ordinary shares, no par value but with a notional value of €2.00 per share.

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒        No ☐        Not applicable ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐        Item 18 ☒

INFINEON TECHNOLOGIES AG

ANNUAL REPORT ON FORM 20-F
FOR THE FINANCIAL YEAR ENDED
SEPTEMBER 30, 2002

CROSS REFERENCES TO FORM 20-F

		Page
Item 1:	Identity of Directors, Senior Management and Advisers	n/a
Item 2:	Offer Statistics and Expected Timetable	n/a
Item 3:	Key Information
	Selected Financial Data	1
	Exchange Rate Information	103
	Risk Factors	34
Item 4:	Information on the Company
	History and Development of the Company	44
	Business Overview	42
	Organizational Structure	100
	Property, Plant and Equipment	62, 76
Item 5:	Operating and Financial Review and Prospects	3
	Operating Results	9
	Liquidity and Capital Resources	22
	Research and Development; Patents and Licenses	64, 66
	Trend Information	27
Item 6:	Directors, Senior Management and Employees
	Directors and Senior Management	78
	Compensation	88
	Board Practices	78, 85
	Employees	28
	Share Ownership	87, 91
Item 7:	Major Shareholders and Related Party Transactions
	Major Shareholders	91
	Related Party Transactions	93
Item 8:	Financial Information (See Item 18 and the financial statements beginning on page F-1)	—
	Litigation	73
	Dividend Policy	101
Item 9:	The Offer and Listing
	Markets	101
Item 10:	Additional Information
	Articles of Association	95
	Material Contracts	112
	Exchange Controls	112
	Taxation	105
	Documents on Display	111
	Subsidiary Information	100
Item 11:	Quantitative and Qualitative Disclosure About Market Risk	32
Item 12:	Description of Securities Other Than Equity Securities	n/a
Item 13:	Defaults, Dividend Arrearages and Delinquencies	None
Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
	Use of Proceeds	104
Item 15:	Controls and Procedures	111
Item 18:	Financial Statements	F-1
Item 19:	Exhibits (See Exhibit Index)	—

CONTENTS

Cross References to Form 20-F
Presentation of Financial and Other Information
Selected Consolidated Financial Data
Operating and Financial Review
Key Developments During the 2002 Financial Year
Results of Operations
Financial Position
Subsequent Events
Outlook
Other Matters
Critical Accounting Policies
Quantitative and Qualitative Disclosure About Market Risk
Risk Factors
Business
Overview
History and Strategy
Products and Applications
Customers, Sales and Marketing
Competition
Manufacturing
Research and Development
Intellectual Property
Strategic Alliances
Acquisitions and Dispositions
Employees
Legal Matters
Environmental Protection and Sustainable Management
Real Property
Management
Principal Shareholders
Transactions and Relationship Between Infineon and the Siemens Group
Articles of Association
Additional Information
Organizational Structure
Dividend Policy
Market Information
Exchange Rates
Use of Proceeds
Taxation
Exchange Controls and Limitations Affecting Shareholders
Documents on Display
Controls and Procedures
Material Contracts
Glossary

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Our consolidated financial statements are expressed in euro, the currency of the European Economic and Monetary Union, which was introduced on January 1, 1999. In this annual report, references to "euro" or "€" are to euro, references to "DEM" are to Deutsche Mark and references to "U.S. dollars" or "$" are to United States dollars. Prior to January 1, 1999, our financial statements were prepared in Deutsche Mark. Subsequent to that date, our consolidated financial statements have been prepared in euro. All Deutsche Mark amounts appearing in or derived from our consolidated financial statements have been translated into euro at the official fixed rate of €1.00 = DEM 1.95583. For convenience, this annual report contains translations of euro amounts into U.S. dollars at the rate of €1.00 = $0.9879, the noon buying rate of the Federal Reserve Bank of New York for euro on September 30, 2002. The noon buying rate for euro on November 29, 2002 was €1.00 = $0.9932. Our financial year ends on September 30 of each year. References to any financial year or to "FY" refer to the year ended September 30 of the calendar year specified. In this annual report, references to:

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

        This annual report contains market data that have been prepared or reported by Gartner Inc. and its unit Dataquest, Inc. (together "Gartner Dataquest"), IC Insights, Inc. ("IC Insights"), Intex Management Services Ltd. ("IMS Research"), International Data Corporation ("IDC"), RHK, Inc. ("RHK"), Strategy Analytics, Inc. ("Strategy Analytics"), and World Semiconductor Trade Statistics ("WSTS").

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

        We have derived the selected consolidated statement of operations and cash flow data for the 1998 through 2002 financial years and the selected consolidated balance sheet data at September 30, 1998 through 2002 from our consolidated financial statements, which have been prepared in accordance with U.S. GAAP and audited by KPMG Deutsche Treuhand-Gesellschaft AG, independent auditors.

        Our consolidated financial statements prior to our formation as a company may not necessarily be indicative of what our results of operations, financial position and cash flows would have been had we operated as a separate company during the periods presented, nor are they an indicator of future performance. Note 1 (Description of Business, Formation and Basis of Presentation) to our audited consolidated financial statements explains the methods used to prepare this financial data.

	For the year ended September 30,(1)
	1998	1999	2000	2001	2002	2002(2)(3)
	(in millions, except per share data)
Selected Consolidated Statement of Operations data
Net sales	€ 3,175	€ 4,237	€ 7,283	€ 5,671	€ 5,207	$5,144
Cost of goods sold	(2,728)	(3,011)	(4,111)	(4,904)	(4,606)	(4,550)

Gross profit	448	1,227	3,172	767	601	594
Research and development expenses	(637)	(739)	(1,025)	(1,189)	(1,060)	(1,047)
Selling, general and administrative expenses	(481)	(551)	(670)	(786)	(643)	(635)
Restructuring charges(4)	(816)	—	—	(117)	(16)	(16)
Other operating (loss) income, net	(9)	(2)	2	200	46	45

Operating (loss) income	(1,496)	(64)	1,479	(1,125)	(1,072)	(1,059)
Interest (expense) income, net, inclusive of subsidies	(35)	43	75	(1)	(25)	(25)
Equity in (losses) earnings of associated companies	(151)	34	101	25	(47)	(46)
Gain on associated company share issuance(5)	—	—	53	11	18	18
Other income (expense), net	2	18	36	65	(41)	(41)
Minority interests	(1)	—	(6)	6	7	7

Income (loss) before income taxes	(1,682)	31	1,738	(1,019)	(1,160)	(1,146)
Income tax benefit (expense)	907	30	(612)	428	139	137

Net (loss) income	€(775)	€61	€1,126	€(591)	€(1,021)	$(1,009)

Basic and diluted (loss) earnings per share and per ADS(6)	€ (1.29)	€0.10	€1.83	€(0.92)	€(1.47)	$(1.45)
Weighted average shares outstanding — basic (millions)(6)	600	600	614	641	695	695
Weighted average shares outstanding — diluted (millions)(6)	600	600	615	641	695	695
Dividends declared per share and per ADS(7)	n/a	n/a	0.65	—	—	—
Selected Consolidated Balance Sheet data
Cash and cash equivalents	12	30	511	757	1,199	1,184
Working capital (deficit), excluding cash and cash equivalents	887	444	870	(85)	609	602
Total assets	4,760	6,445	8,853	9,743	10,918	10,786
Short-term debt, including current portion of long-term debt	106	495	138	119	120	119
Long-term debt, excluding current portion	893	135	128	249	1,710	1,689
Shareholders' equity	2,096	3,656	5,806	6,900	6,158	6,084
Selected Consolidated Cash Flow data
Net cash (used in) provided by operating activities	(185)	469	2,080	211	237	234
Net cash used in investing activities	(959)	(918)	(2,327)	(1,813)	(1,244)	(1,229)
Depreciation and amortization expenses	578	573	834	1,122	1,371	1,355

Notes

(1)
Columns may not add due to rounding.

(2)
Unaudited.

(3)
Converted from euro into U.S. dollars at an exchange rate of €1 = $0.9879, which was the noon buying rate on September 30, 2002.

(4)
In 2001 and 2002, these charges relate to the implementation of our Impact cost reduction program. In 1998, this charge consists of amounts attributable to the wafer fabrication facility located in the North Tyneside area of northern England, which was shut down.

(5)
In both 2000 and 2001, ProMOS Technologies, Inc. ("ProMOS") shareholders approved the distribution of employee bonuses in the form of shares. In 2002, ProMOS issued Global Depository Receipts in a public share offering. As a result of these share issuances, our interest was diluted, while our proportional share of ProMOS' shareholders' equity increased by €53 million, €11 million and €18 million, respectively. These increases are reflected as non-operating income.

(6)
Earnings per share for the 1998 and 1999 financial years assume that 600 million shares, the number of shares outstanding immediately prior to our initial public offering in March 2000, were outstanding for both periods presented.

(7)
As our company did not exist as a separate legal entity prior to March 30, 1999, we can present dividend information only subsequent to that date.

OPERATING AND FINANCIAL REVIEW

        This discussion of our consolidated financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes, as well as the other financial information included elsewhere in this annual report. Our audited consolidated financial statements have been prepared on the basis of a number of assumptions, as more fully explained in Notes 1 (Description of Business, Formation and Basis of Presentation) and 2 (Summary of Significant Accounting Policies) to our audited consolidated financial statements appearing elsewhere in this annual report.

        This operating and financial review contains forward-looking statements. Statements that are not statements of historical fact, including expressions of our beliefs and expectations, are forward-looking in nature and are based on current plans, estimates and projections. Forward-looking statements are applicable only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading "Risks Factors" and other factors to be found elsewhere in this annual report.

        Infineon Technologies AG designs, develops, manufactures and markets a broad range of semiconductors and complete systems solutions used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer goods, automotive products, industrial automation and control systems, and chip card applications. Our products include standard commodity components, full-custom devices, semi-custom devices and application-specific components for memory, analog, digital and mixed-signal applications. We have operations, investments and customers located mainly in Europe, Asia and North America. The financial year-end for Infineon is September 30.

Key Developments During the 2002 Financial Year

Overview

        In 2002, Infineon operated in a difficult market environment characterized by unfavorable global economic conditions, a significant continued downturn in the semiconductor industry and strong pricing pressure in most of our business segments, in particular memory products. The following are the key developments in the 2002 financial year:

  •
  Decline in revenues and EBIT, improvement in memory products
  •
  Infineon boosts market share
  •
  Significantly improved liquidity
  •
  Success of "Impact" cost reduction program
  •
  Launch of "Impact2" process optimization drive
  •
  Streamlined procurement
  •
  Ongoing R&D investments for innovative products
  •
  Continued commitment to strategic R&D partnerships
  •
  Acquisition of Ericsson Microelectronics strengthens Wireless Solutions
  •
  New strategic alliances
  •
  Streamlining of business portfolio through divestitures of non-core activities
  •
  Ongoing improvements in production

Unfavorable Global Economic Conditions

        In 2001, the global economy was characterized by a broad-based recessionary trend for most of the year, intensified by the tragic events of September 11th. In the first quarter of 2002, expectations for growth were accompanied by widespread optimism about the strength of the U.S. economy and a significant rise in key economic indicators. Increasingly favorable U.S. economic conditions led to an improvement of the economic situation in other parts of the world, particularly in the Asia/Pacific region. However, the U.S. economic recovery lost momentum in the second and third quarters of 2002. The initial optimism was replaced by a broad-based pessimism and fears of a "double dip" recession. The global economy was characterized throughout the year by declining telecommunications and PC markets, coupled with large-scale cutbacks in capital expenditures across a broad spectrum of industries, particularly in the telecommunications sector. The prevailing interest rates did not provide sufficient stimulus for recovery. The world economic growth rates of 1.1 percent in 2001 and 1.7 percent (as estimated by the International Monetary Fund) in 2002 were too low to drive any substantial expansion of the semiconductor market.

Difficult Market Environment and Strong Pricing Pressure

        In the 2001 calendar year, the semiconductor industry posted the most significant market downturn in its history, with sales declining approximately 32 percent compared to the 2000 calendar year, according to WSTS. In the 2002 calendar year, overall customer demand and price levels remained at a low level. For example, the average selling price for 128-Mbit DRAM declined from $15.00 in September 2000 to $1.45 in September 2001. Although prices rose in late 2001 and peaked in March 2002, by September 2002 they had declined to $1.61. At the end of October 2002, WSTS predicted an annual growth rate in demand for semiconductor products of only 2.3 percent during the 2002 calendar year. WSTS predicts that demand for non-memory products (logic chips, analog, discrete and optical components), which represent 81 percent of the total market, will increase by only approximately 1 percent compared to 2001. WSTS also forecasts that demand for memory products (DRAMs, SRAMs, and non-volatile memory such as flash memories), which account for the remaining 19 percent of the semiconductor market, will grow by approximately 10 percent in comparison to 2001. The slight increase in demand during 2002 was largely offset by price declines in most sectors of the market.

Decline in Revenues and EBIT; Improvement in Memory Products

        The continued difficult market environment is reflected in our sales figures and results for the 2002 financial year. Our key financial performance indicators were as follows:

  •
  We recorded total revenues of €5,207 million, which represents a decrease of 8 percent from the €5,671 million in revenues posted in the 2001 financial year.
  •
  Our net loss after taxes amounted to €1,021 million, including an additional valuation allowance of €275 million on deferred tax assets, compared to a net loss of €591 million in the 2001 financial year.
  •
  We recorded a basic and fully diluted loss per share of €1.47, compared to a loss of €0.92 per share in the 2001 financial year.
  •
  EBIT (earnings or loss before interest, minority interest and taxes) amounted to a loss of €1,142 million, compared to an EBIT loss of €1,024 million in the 2001 financial year.
  •
  Operating cash flow improved to €237 million in the 2002 financial year compared to €211 million in the 2001 financial year.

        Our financial performance is discussed in detail under the section "Results of Operations" below.

Infineon Boosts Market Share

        We succeeded in achieving an overall increase in our share of the global semiconductor market. This took place in the face of the challenging market environment confronted by the semiconductor industry, and despite a decline in our overall revenues in 2002. According to IC Insights, a leading US market research firm, we moved from 8th place in 2001 up to 6th place among worldwide semiconductor manufacturers in the first half of the 2002 calendar year, based on sales.

Significantly Improved Liquidity

        We have substantially improved our liquidity in the 2002 financial year, through several financing transactions and our cost reduction program "Impact". First, we completed the placement of a €450 million syndicated credit facility relating to the expansion of our Dresden manufacturing plant. Additionally, in January 2002 we issued a convertible bond with the nominal amount of €1 billion. The bond has a maturity of five years, bears 4.25 percent interest and cannot be redeemed during the first three years. With the proceeds, we plan to finance our long-term business strategy.

Success of "Impact" Cost Reduction Program

        In July 2001, we launched an extensive cost reduction program entitled "Impact" as a response to ongoing weakness in the technology sector, declining demand and downward pressure on prices. This program was designed to streamline our procurement and logistics processes as well as to reduce our costs related to information technology, overhead and manufacturing. The initial target was to cut operating costs by more than €1 billion and cash expenditures by €1.5 billion in the 2002 financial year, including a 15 percent headcount reduction. The cost reduction program emerged as a major success. Significant cash savings were achieved by

  •
  reducing overhead costs,
  •
  increasing the efficiency of our procurement,
  •
  optimizing our logistics processes,
  •
  reducing capital expenditures to improve cash while maintaining access to world-class manufacturing through strategic partnerships,
  •
  improving operational productivity, as well as
  •
  focusing research and development spending on key initiatives.

        In addition, we completed the reduction of our worldwide workforce in the 2002 financial year. When we initiated the Impact program in the 2001 financial year, we recorded a restructuring charge of €117 million. In completing the Impact program during the 2002 financial year, we recognized an additional €16 million in restructuring charges.

Launch of "Impact2" Process Optimization Drive

        In the 2002 financial year, we also initiated a process optimization drive called "Impact2". Its goal is to improve the efficiency, flexibility and speed of our operations. The program is intended to serve as our basis for achieving cost leadership and maintaining an innovative edge in a competitive market environment, thus ensuring our success in the future.

Streamlined Procurement

        Our business operations and the Impact cost reduction program had a significant influence on our purchase volume in the 2002 financial year.

        Purchases of €2.6 billion in the 2002 financial year were 23 percent below the prior year's level and equaled approximately 50 percent of our sales. The decrease was mainly attributable to 17 percent lower material purchases and a 32 percent decrease in the volume of products purchased from subcontractors, compared to the 2001 financial year.

        In the 2002 financial year, we realized significant savings by concentrating our purchases among a smaller number of principal suppliers and by pooling orders on a group-wide basis. Additional savings were realized by purchasing used rather than new equipment, where appropriate, and by simplifying our technical requirements. We achieved considerable overall cost savings by undertaking these measures.

        We also conducted internal benchmark studies of our procurement processes against those of our competitors as well as other industries. As a result of these studies, we have designed and are implementing improvements in our procurement processes, especially in the area of general administration purchases. We plan to carry out further benchmark studies in the future in order to identify other actions that we may take to continuously improve our procurement process.

Ongoing R&D Investments for Innovative Products

        Research & Development (R&D) expenses, including acquired in-process R&D charges of €37 million, totaled €1,060 million in the 2002 financial year. As part of our Impact initiative, our R&D efforts were refocused primarily towards developing new innovative products in our core business segments. Major milestones achieved during the 2002 financial year included the development of:

  •
  new chips for telematics and control applications in automobiles,
  •
  a new 32-bit controller-based chip-card and security products,
  •
  10Gbps and 40Gbps optical networking chips,
  •
  next generation products for mobile communications, such as Bluetooth, GPRS and 3G solutions, as well as
  •
  advanced memory products such as 256-Mbit Mobile-RAM in 0.14-micron, 256-Mbit RLDRAM in 0.17-micron embedded DRAM technology, conceptual design of CellularRAM and 128-Mbit SGRAM in 0.14-micron with DDR II functionality.

        We also continued to make significant investments in process technologies for semiconductor manufacturing, as well as for the improvement of libraries, tools, software and methodologies which help us to maintain leading-edge product development capabilities.

        Most of our nearly 5,400 R&D employees are directly involved with developing products within our five segments. A central development group conducts those R&D projects that are of strategic importance to us, whith the results applied across all business groups. The process-technology development team is a prominent example. This central R&D group seeks to maximize the synergies within Infineon. In addition, we have a highly-qualified central research department for very advanced research work.

        In the 2002 financial year, our R&D team gained international recognition by achieving world records in radio frequency performance and other world-class results, including pioneering developmental work in the field of nano-electronics.

        We implemented a comprehensive evaluation of our portfolio of R&D projects within the framework of the Impact cost reduction program. Based on these results, we have prioritized our efforts to focus on the most important and promising development projects and in some cases abandoned certain projects and technologies, such as Ardent. We have also streamlined our development processes to further improve our product development cycle times and quality.

Continued Commitment to Strategic R&D Partnerships

        We have intensified our commitment to establish new strategic R&D partnerships with other leading semiconductor and technology companies. These agreements are designed to provide us with competitive advantages by enabling a more effective development of new technologies, quicker time-to-market and sharing of risks and costs. For example, in the 2002 financial year, we concluded a strategic agreement with United Microelectronics Corporation, Taiwan ("UMC") and Advanced Micro Devices, Inc., USA ("AMD") focusing on the development of next generation process technologies for system-on-chip products manufactured on 300-millimeter wafers. Additionally, we have recently entered into an alliance with Nanya Technology Corporation, Taiwan ("Nanya") to jointly develop next-generation DRAM technologies.

Acquisition of Ericsson Microelectronics Strengthens Wireless Solutions

        On September 9, 2002 we completed our acquisition of Ericsson Microelectronics AB ("MIC") for €327 million. Based in Sweden, MIC is a strategic supplier to Ericsson of Bluetooth solutions and Radio Frequency ("RF") components for mobile phones and wireless infrastructure as well as a major supplier of RF microelectronic components for wireless applications, high-end power amplifiers, Bluetooth components and broadband communications. As part of the MIC acquisition, we acquired net assets related to Ericsson's microelectronic business including in-process research and development of €37 million. We also entered into a strategic supply agreement with Ericsson for a period of two years to deliver wireless solution products. We believe that the acquisition of MIC will strengthen our existing position as a leading supplier of Bluetooth integrated circuits (ICs). We plan to combine MIC's strong market presence with our leading design and manufacturing capabilities to offer highly optimized components that are cost competitive and significantly reduce time-to-market.

New Strategic Alliances

Winbond: DRAM Technologies

        In 2002, we agreed to license our advanced DRAM trench technology to Winbond Electronics Corp., Hsinchu, Taiwan ("Winbond"). This will give us exclusive access to standard DRAM chips manufactured by Winbond using this technology, beginning in 2003. We have also agreed to purchase specified quantities of DRAM products and to supply a major customer of Winbond.

Nanya: 300-Millimeter Chip Production

        On November 13, 2002, we entered into agreements with Nanya, which establish our strategic cooperation in the field of standard DRAM memory products. Under the terms of these agreements, we will co-develop and share development costs for advanced 90-nanometer and 70-nanometer production technologies for 300-millimeter wafers. We also agreed to establish a joint venture for the production of DRAM chips, and the construction of a new jointly-owned 300-millimeter facility in Taiwan. The first phase is projected to be completed by the second half of the 2004 calendar year, and to give the facility an initial capacity of around 20,000 wafer starts per month, of which we will be entitled to half. The first 300-millimeter wafers are planned to be processed using the new 90-nanometer process at the end of the 2003 calendar year.

AMD, DuPont: Advanced Mask Technology Center

        In May 2002, we agreed to establish the Advanced Mask Technology Center GmbH & Co. KG ("AMTC"), an equally-owned joint venture, together with AMD Inc. ("AMD") and DuPont Photomasks, Inc., USA ("DuPont"). AMTC will operate a new advanced photomask facility in Dresden to create the next generations of semiconductors with increased functionality in smaller geometries. The facility is expected to be completed in the second half of the 2003 calender year. It will be used to develop and pilot-manufacture next-generation lithographic photomasks for exposing patterns on silicon wafers. We also entered into a ten-year supply agreement with DuPont, which will include output from the Dresden facility.

Agere, Motorola: StarCore DSP Technologies

        In October 2002, we established StarCore, LLC ("StarCore") in cooperation with Agere Systems, Inc., USA ("Agere") and Motorola, Inc., USA ("Motorola"). StarCore will develop and market easily scalable digital signal processor (DSP) "cores", based on the established StarCore™ DSP architecture, for widespread use in new communications and consumer products. The company is based in Austin, Texas, and has a subsidiary in Tel Aviv, Israel. StarCore will initially sell its products principally to Agere, Motorola and to us, but it will also market its products to other semiconductor manufacturers and communications equipment providers worldwide. StarCore is expected to begin operations in the 2003 financial year.

        As a result of the four new alliances described above, we have significantly increased our access to state-of-the-art DRAM and related product manufacturing capacities and future technology development while reducing our requirements for capital expenditures and costs associated with capacity and development activities.

Streamlining of Business Portfolio Through Divestitures of Non-Core Activities

        During the 2002 financial year, we disposed of certain non-core business activities in an effort to further focus and streamline our business operations. The sale of these businesses generated total cash proceeds of €96 million and resulted in a pre-tax gain on disposal of €41 million, which is reflected in our financial statements as other operating income.

        In December 2001, we completed the sale of our infrared components business, previously part of our Other Operating segments, to Vishay Intertechnology Inc., resulting in a net gain before tax of €39 million in the 2002 financial year.

        In July 2002, we sold our gallium arsenide business, previously part of the Wireless Solutions segment, for initial cash proceeds of €50 million to TriQuint Semiconductor, Inc., Hillsboro, Oregon. The initial purchase price may be adjusted based on certain contingencies, including the level of gallium arsenide product sales generated by the purchaser through September 30, 2004. The adjusted purchase price ranges from €45 million up to €124 million. Any adjustment to purchase price would be made once the contingency has been resolved and the amount of the adjustment is realizable. We have also agreed to supply back-end and foundry services to the buyer for a period of one year.

Ongoing Improvements in Production

        During the 2001 financial year and the first half of the 2002 financial year, we suffered a significant decrease in demand for non-memory products, as did the entire semiconductor industry. This led to idle capacity in our non-DRAM manufacturing facilities. During the period of under-utilization, production costs were decreased through shift reductions, equipment shut-downs and cost reduction efforts. In addition, some of the excess capacity was used for development projects and projects to increase the production flexibility among our various facilities. However, in the second half of the 2002 financial year, increased demand resulted in normalization of capacity utilization. In contrast, our DRAM manufacturing facilities were fully utilized throughout the 2002 financial year.

        We completed a number of key production projects during 2002 designed to help ensure our future competitiveness. Our 300-millimeter DRAM production facility in Dresden and our ProMOS joint venture in Taiwan were qualified on the basis of 0.14-micron technology during the first and second quarter of the 2002 financial year, respectively. Full manufacturing capacity at both facilities is expected by the end of the 2003 financial year.

        We have recently terminated the shareholders' agreement relating to ProMOS and may thereby lose access to the output of its production facility. See "Risk Factors—Risks related to our operations—Our results may suffer if we are not able to match our production capacity to demand."

        We expect to continue construction of our 300-millimeter production facility in Richmond in the 2003 financial year, depending on market conditions. In addition, we plan to transition our 200-millimeter and 300-millimeter wafer DRAM manufacturing facilities to 0.11-micron technology during the 2003 financial year. We also expect our strategic partnerships with Winbond and Nanya to become operational during the 2003 financial year.

        Our UMCi joint venture with UMC is constructing a 300-millimeter wafer logic chip manufacturing facility in Singapore, in which we have a 30 percent share of capacity. Production is expected to start in 2004, upon process qualification of the 0.13-micron technology.

Results of Operations

        The table below sets forth information about our total net sales by segment and geographic region, as well as earnings (loss) before interest, minority interests and taxes ("EBIT") by segment:

Results of Operations by Segment and Region

	For the year ended September 30,(1)
	2000		2001		2002
	(Euro in millions, except percentages)
Net sales by segment:(2)
Wireline Communications	€661	9%	€766	14%	€386	7%
Wireless Solutions	1,191	16	960	17	874	17
Security & Chip Card ICs	375	5	588	10	421	8
Automotive & Industrial	923	13	1,153	20	1,201	23
Memory Products	3,473	48	1,588	28	1,844	35
Other Operating Segments	570	8	560	10	434	8
Corporate and Reconciliation	90	1	56	1	47	1

Total	€7,283	100%	€5,671	100%	€5,207	100%

Net sales by geographic region:
Germany	€1,612	22%	€1,745	31%	€1,372	26%
Other Europe	1,647	23	1,260	22	1,023	20
United States	1,814	25	1,262	22	1,211	23
Asia/Pacific	2,100	29	1,309	23	1,512	29
Other	110	1	95	2	89	2

Total	€7,283	100%	€5,671	100%	€5,207	100%

EBIT:(2)(3)
Wireline Communications	€48		€(93)		€(245)
Wireless Solutions	258		(178)		(82)
Security & Chip Card ICs	49		27		(52)
Automotive & Industrial	71		143		111
Memory Products	1,336		(931)		(616)
Other Operating Segments	28		188		6
Corporate and Reconciliation(4)	(120)		(180)		(264)

Total	€1,670		€(1,024)		€(1,142)

(1)
Columns may not add due to rounding.
(2)
Effective October 1, 2001, we reorganized certain of our business units to better reflect our customer and market profiles. Accordingly, the segment results for the 2000 and 2001 financial years have been reclassified to be consistent with the reporting structure and presentation of the 2002 financial year, and to facilitate analysis of current and future operating segment information.
(3)
We define EBIT as earnings (loss) before interest, minority interest and taxes. EBIT differs from our income (loss) before income taxes, and you should not consider it to be the same. Other companies that use EBIT may calculate it differently, and their figures may not be comparable.
(4)
For the year ended September 30, 2001, corporate and reconciliation includes unallocated excess capacity costs of €27 million, restructuring charges of €117 million and corporate information technology development costs and charges of €71 million. For the year ended September 30, 2002, corporate and reconciliation includes unallocated excess capacity costs of €211 million, restructuring charges of €16 million and corporate information technology development costs and charges of €36 million.

        The following table presents the various individual results within the consolidated statements of operations expressed as percentages of sales.

Results of Operations in Percent

	For the year ended September 30,(1)
	2000	2001	2002
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(56.4)	(86.5)	(88.5)

Gross profit	43.6	13.5	11.5

Research and development expenses	(14.1)	(21.0)	(20.4)
Selling, general and administrative expenses	(9.2)	(13.9)	(12.3)
Restructuring charges	—	(2.1)	(0.3)
Other operating income, net	0.0	3.5	0.9

Operating income (loss)	20.3	(19.8)	(20.6)

Interest income (expense), net, inclusive of subsidies	1.0	0.0	(0.5)
Equity in earnings (losses) of associated companies	1.4	0.4	(0.9)
Gain on associated company share issuance	0.7	0.2	0.3
Other income (expense), net	0.5	1.1	(0.8)
Minority interests	(0.0)	0.1	0.1

Income (loss) before income taxes	23.9	(18.0)	(22.3)

Income tax (expense) benefit	(8.4)	7.6	2.7

Net income (loss)	15.5%	(10.4)%	(19.6)%

(1)
Columns may not add due to rounding.

2002 Financial Year Compared with 2001 Financial Year

        Net Sales.    Net sales decreased by 8 percent to €5,207 million from €5,671 million in the 2001 financial year. The decrease in net sales was primarily due to significantly lower net sales in our Wireline Communications, Wireless Solutions and Security & Chip Card ICs segments, brought upon by the dramatically reduced capital spending of global telecommunication carriers, weak demand and strong overall pricing pressure. This decrease could only be partially offset by increased sales in our Memory Products and Automotive & Industrial segments. Memory Products continued to be the largest business segment, representing 35 percent of total net sales for the 2002 financial year, compared to 28 percent in the prior year. During the first three quarters of the 2002 financial year, net sales improved on a sequential quarterly basis, before decreasing in the fourth quarter, primarily as a result of the decline in prices for memory products.

        The following section describes the net sales of our main business segments during the 2002 financial year, compared to the 2001 financial year:

  •
  Wireline Communications—Total net sales of our Wireline Communications segment decreased by nearly 50 percent to €386 million in the 2002 financial year from €766 million in the 2001 financial year. Net sales declined in the second half of the 2001 financial year, and reached the lowest level in the first quarter of the 2002 financial year. Since then, consecutive quarterly sequential growth has been achieved.

  The year-on-year reduction in sales was primarily caused by dramatic declines in the fiber optics market and traditional telecommunications market sectors such as ISDN, analog technology, high-speed data transmission and enterprise telephony. The telecommunications boom of 2000 eventually resulted in a broad-based market collapse, especially in the USA and Europe. The fiber optics market suffered a more severe collapse than the traditional telecom markets. This resulted in an approximate 30 percent decline in our fiber optics revenues. The successful market penetration of our VDSL/10BaseS and xDSL technologies—especially in the Asia/Pacific region—partially offset the dramatic decline in the traditional telecom segments.

  •
  Wireless Solutions—Net sales of our Wireless Solutions segment decreased by 9 percent to €874 million in the 2002 financial year from €960 million in the 2001 financial year, mainly due to lower prices, especially for baseband products.

  We experienced declining sales throughout the 2001 financial year as a result of decreased demand in the mobile communication sector, especially demand for mobile telephone handsets, and too high inventories in the sales channels. The lowest level of sales was posted in the third quarter of the 2001 financial year. Since then, sales have continually improved on a quarterly sequential basis. This improvement, mainly due to increased volumes, especially for discrete and Bluetooth products, could not offset the effect of lower average selling prices resulting from the competitive pricing environment compared to the 2001 financial year.

  •
  Security & Chip Card ICs—Net sales of our Security & Chip Card ICs segment decreased by 28 percent to €421 million in the 2002 financial year from €588 million in the 2001 financial year. This was mainly caused by lower prices compared to the previous period, especially for SIM card ICs, as well as lower volumes caused by a weak market. Nevertheless, quarterly sales improved from their lowest level in the first quarter on a consecutive sequential basis throughout the 2002 financial year. This was mainly driven by increased sales for bank and security card applications, although competition remains strong.

  •
  Automotive & Industrial—Net sales of our Automotive & Industrial segment increased by 4 percent to €1,201 million in the 2002 financial year from €1,153 million in the 2001 financial year. Sales increased on a quarterly sequential basis throughout the year. The increase was mainly due to higher volumes, especially for power management and supply products, but this was partially offset by lower prices, mainly for automotive applications. The increase took place despite the worldwide decline in automobile production through expanding business for power management solutions in Asia and for power ICs.

  In particular, we achieved a significant gain in market share in automotive applications (2nd worldwide for chips used in automotive applications, market leader in Europe) and power ICs (23 percent market share for IGBT modules). In the field of power management solutions, we continued our success with our CoolMOS™ and OptiMOS™ products.

  •
  Memory Products—Net sales of the Memory Products segment increased by 16 percent to €1,844 million in the 2002 financial year from €1,588 million in the 2001 financial year. The increase in net sales was principally due to higher bit-volume sold, despite lower average DRAM prices during the 2002 financial year compared to the previous year.

  Overall megabit volume substantially increased during financial year 2002 as a result of the commercial production of 256-Mbit DRAM chips exceeding the production of 128-Mbit DRAM, and the introduction of 512-Mbit DRAM chips to the market.

DRAM Price Development

    The price of memory ICs more than doubled during the first half of the year, before declining again towards the end of the year. Price levels at the end of the financial year were still slightly higher than at the beginning. For some of our products, the sales prices at the end of the 2002 financial year were lower than our full production costs. Price differentials between SDRAM and DDR DRAM, 128-Mbit and 256-Mbit as well as contract and spot market prices fluctuated throughout the year. This resulted in a low price differential between 128-Mbit and 256-Mbit and a high price premium for DDR chips at the end of the financial 2002 year. We are continuing our efforts to optimize our product mix between DDR DRAM and SDRAM to take advantage of these market price differentials, and aim to increase our focus on high-end products such as 512-Mbit and specialty DRAM products. Our average per megabit selling prices declined by approximately 30 percent in the 2002 financial year, mainly due to increased bit volume sold.

    Net sales of hard disk drive controllers further declined compared to the 2001 financial year. This was due to delays in the development and introduction of new products.

    We recognized license revenues of €147 million in the 2002 financial year, compared to €88 million in the 2001 financial year.

  •
  Other Operating Segments—Net sales of our Other Operating segments decreased by 23 percent to €434 million in the 2002 financial year from €560 million in the 2001 financial year, which is principally due to the sale of our infrared component business in the first quarter of the 2002 financial year. In the 2002 and 2001 financial years, we recorded sales of €316 million and €324 million, respectively, related to our optoelectronic business. Discussions are currently underway with OSRAM GmbH ("OSRAM") to discontinue our optoelectronic business at the end of March 2003. Following such possible exit, we would no longer sell optoelectronic products purchased from OSRAM.

Net Sales by Region and Customer

        On a regional basis, sales in Europe represented 46 percent of total sales in the 2002 financial year, compared to 53 percent in the prior year. At the same time, we generated 54 percent of our sales outside of Europe, compared to 47 percent in the previous year. Higher volume sales of memory products in the United States and the Asia/Pacific regions accounted for the higher share in our non-European business.

        Only one customer, Siemens Group, accounted for more than 5 percent of our net sales in each of the 2001 and 2002 financial years. Sales to Siemens Group comprise both direct sales to the Siemens Group, which accounted for 14 percent and 13 percent of net sales in the two years respectively, as well as sales designated for resale to third parties, which accounted for 2 percent and 1 percent of net sales in the two years, respectively. Sales to Siemens Group are made primarily by our Wireless Solutions and Automotive & Industrial segments.

        Cost of Goods Sold.    Cost of goods sold decreased by 6 percent to €4,606 million from €4,904 million in the 2001 financial year.

        Cost of goods sold as a percentage of net sales improved in the first half of the 2002 financial year from the negative margin levels experienced in the second half of the 2001 financial year, but declined in the second half of the 2002 financial year, principally due to pricing pressure for memory products. In the 2001 financial year we recorded inventory write-downs of €358 million as a result of significant price declines and order cancellations. The cost of underutilized non-memory products capacity reduced the margin improvement experienced in the first half of the 2002 financial year. This trend was reversed in the second half of the 2002 financial year, mainly due to increased volume in our communications segments.

        In the 2002 financial year, the cost of goods sold represented 88 percent of sales compared to 86 percent in the 2001 financial year. Accordingly, for the 2002 financial year, gross margin was 12 percent of sales compared to 14 percent for the 2001 financial year. Due to our efforts in our Impact cost reduction program, the effect of the decline in sales was partially offset by cost savings and production efficiencies.

        The following represents a description of developments in the cost of goods sold for each of our core business segments as a percentage of net sales:

  •
  Wireline Communications—a relative increase in the cost of goods sold to 71 percent of sales compared to 55 percent in the 2001 financial year. The increase was mainly due to the substantial decline in sales volume attributable to overall lower industry demand, resulting from reduced capital spending by global telecommunication carriers. This decline in sales volume led to lower coverage of fixed costs, especially in the facilities producing fiber optics.

  Furthermore, cost of sales was negatively impacted by changes in the mix of products sold compared to the prior year. This was characterized by a dramatic decrease in traditionally high-margin products in the telecommunication and datacom segments, the phasing out of mature products with relatively low production costs, as well as the introduction of new products with higher ramp-up costs.

  •
  Wireless Solutions—a relative decrease in the cost of goods sold to 67 percent compared to 79 percent of sales in the 2001 financial year. This resulted from a change in the product mix, whereby higher margin baseband products were introduced, and improvements in operational manufacturing performance were made. Margins in the 2001 financial year were negatively impacted by inventory write-downs.

  •
  Security & Chip Card ICs—a relative increase to 75 percent compared to 66 percent in the 2001 financial year. Margins were adversely impacted by idle capacity costs due to lower demand and strong pricing pressure, especially for SIM card ICs.

  •
  Automotive & Industrial—a relative increase in the cost of goods sold to 67 percent compared to 64 percent in the 2001 financial year. Although sales were at record levels, strong competitive pricing pressure resulted in overall lower gross margins in the 2002 financial year.

  •
  Memory Products—a relative decrease in the cost in goods sold to 106 percent compared to 126 percent in the 2001 financial year. This improvement was mainly attributable to increased productivity and cost reductions, as well as the benefit from higher volume sales. The decrease was partially offset by the effect of sales price declines, specifically at the end of the fourth quarter of the 2002 financial year. Gross margins in the 2001 financial year were negatively impacted by inventory write-downs.

        Cost of sales in corporate and reconciliation increased from €84 million to €272 million in the 2002 financial year, mainly reflecting an increase in the unallocated cost of underutilized capacity over the prior year.

        We report as cost of goods sold the cost of inventory purchased from our joint ventures ProMOS and ALTIS Semiconductor, and in the 2001 financial year also from our OSRAM Opto joint venture. Our purchases from these joint ventures and other associated and related companies amounted to €686 million in the 2002 financial year and €1,040 million in the 2001 financial year.

        Research and Development Expenses.    R&D decreased 11 percent to €1,060 million from €1,189 million in the 2001 financial year. This reflects the overall decrease in R&D spending within the framework of the Impact cost reduction program. The majority of R&D expenses were project-related expenses for our key markets, and comprised costs for human resources, licensing fees, laboratory facilities and software. Additional amounts were spent on the development of CPUs for products and developmental libraries for basic circuits. In-process research and development charges amounted to €37 million in the 2002 financial year, compared to €69 million in the 2001 financial year. As a percentage of net sales, R&D expenses decreased from 21 percent in the 2001 financial year to 20 percent in the 2002 financial year, reflecting the combined effect of the following:

  •
  Wireline Communications—a relative increase in R&D expenses to 60 percent of sales compared to 40 percent in the 2001 financial year. This is primarily due to the substantial decrease in revenues compared to the previous year. However, in absolute terms, R&D expenses decreased significantly, mainly because acquired in-process R&D of €69 million charged in the 2001 financial year related to the Ardent and Catamaran acquisitions did not recur in the 2002 financial year. Excluding in-process R&D, R&D expenses were comparable in the two financial years.

  •
  Wireless Solutions—a relative increase in R&D expenses to 30 percent of sales compared to 27 percent in the 2001 financial year. This increase reflects the decrease in sales and acquired in-process R&D of €37 million related to the MIC acquisition in the 2002 financial year. In absolute terms, R&D expenditures, excluding acquired in-process R&D, decreased compared to the 2001 financial year.

  •
  Security & Chipcard ICs—a relative increase in R&D expenses to 24 percent of sales compared to 19 percent in the 2001 financial year. The decrease in sales more than offset the decrease in R&D in absolute terms. This decrease was facilitated by portfolio optimization and restructuring measures.

  •
  Automotive & Industrial—a relative increase in R&D expenses to 13 percent of sales compared to 12 percent in the 2001 financial year.

  •
  Memory Products—a relative decrease of R&D expenses to 16 percent compared to 20 percent in the 2001 financial year. This was the result of cost reduction efforts and an overall increase in sales volume, as well as a decrease in R&D costs for hard disc drive controllers in absolute terms.

        Government subsidies for our R&D activities were €59 million in the 2002 financial year and €71 million in the previous year.

        Selling, General and Administrative (SG&A) Expenses.    SG&A expenses comprise both selling expenses and general administrative expenses. The balance of SG&A expenses in each year comprises overhead, personnel, advisors' fees and other administrative expenses. SG&A expenses decreased by 18 percent to €643 million in the 2002 financial year compared to €786 million in the 2001 financial year. SG&A expenses declined to 12 percent of sales in the 2002 financial year compared to 14 percent in the previous year, mainly due to the Impact cost reduction program and the decline in sales.

        Selling expenses decreased 24 percent to €341 million, or 7 percent of sales, from €451 million, or 8 percent of sales, in the 2001 financial year. This reflects the impact of cost reduction measures taken since the previous year, including headcount reductions and optimization of selling and marketing functions and processes.

        General and Administrative (G&A) expenses decreased 10 percent to €302 million, or 6 percent of sales, from €335 million, or 6 percent of sales, in the 2001 financial year. G&A expenses decreased in absolute as well as in relative terms due to optimization of processes and successful implementation of our Impact cost reduction program, including headcount reductions and IT-cost savings. We also donated €2 million to support the victims of the flood catastrophe in Dresden in the summer of 2002.

        Restructuring.    In the fourth quarter of the 2001 financial year, we approved plans to restructure our organization and reduce costs under a comprehensive program called "Impact". In connection with this program, we recorded restructuring charges of €117 million in the fourth quarter of the 2001 financial year.

        We completed our announced headcount reduction in the 2002 financial year. In completing this program, we recorded additional restructuring expenses of €16 million in the 2002 financial year, principally relating to non-cancelable commitments.

        Other Operating Income, Net.    Other operating income, net, amounted to €46 million in the 2002 financial year, reflecting the pre-tax gains of €39 million from the sale of the remaining part of the infrared components business and €2 million from the sale of our gallium arsenide business. In the 2001 financial year, other net operating income amounted to €200 million, which reflected the pre-tax gains of €202 million from the sale of the image & video business and €26 million from the sale of the infrared components business.

        Earnings Before Interest and Taxes (EBIT).    We recorded an EBIT loss of €1,142 million in the 2002 financial year, compared to an EBIT loss of €1,024 in the 2001 financial year.

        Equity in Earnings (Losses) of Associated Companies.    Equity in the earnings (losses) of associated companies is reflected primarily in the results of the Memory Products segment. Equity in the losses of associated companies amounted to €47 million in the 2002 financial year compared to earnings of €25 million in the 2001 financial year. Our share of losses of the ProMOS joint venture amounted to €53 million in the 2002 financial year compared to earnings of €17 million in the 2001 financial year, reflecting continuing weakness in the DRAM market.

        Interest Expense, Net.    We recorded net interest expense of €25 million in the 2002 financial year compared to €1 million in the 2001 financial year. This increase is mainly due to the interest on our convertible bond and financing costs for the 300-millimeter production facility in Dresden, which was partially offset by €12 million of additional interest earned from liquid investments.

        Income Taxes.    We recorded an income tax benefit of €139 million in the 2002 financial year, which represents an effective income tax rate of 12 percent. This compares with income tax benefits of €428 million in the 2001 financial year, representing an effective income tax rate of 42 percent. The change in the effective tax rate in the 2002 financial year mainly reflects an additional valuation allowance on deferred tax assets of €275 million.

        We have evaluated our deferred tax asset position and the need for a valuation allowance. The assessment requires the exercise of judgment on the part of our management, with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon our ability to generate the appropriate character of future taxable income sufficient to utilize loss carryforwards or tax credits before their expiration. Since we have incurred a cumulative loss in certain tax jurisdictions over the three-year period ended September 30, 2002, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods. As a result of this assessment, we recognized an additional deferred tax asset valuation allowance as of September 30, 2002 of €275 million, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in the future.

        We assess our deferred tax asset position on a regular basis. Our ability to realize deferred tax assets is dependent on our ability to generate future taxable income sufficient to utilize tax loss carryforwards or tax credits before their expiration. As a result of recently incurred tax losses, we expect to recognize deferred tax benefits in the 2003 financial year at a lower rate than in the past, until such time as taxable income is generated from operations in tax jurisdictions that would utilize our tax loss carryforwards in those jurisdictions.

        The German Government has recently proposed certain amendments to the current German tax legislation, which include a reduced ability to offset current tax losses against taxable income earned in future years. Generally German tax loss carryforwards do not expire. However, under the proposed legislation (status: October 21, 2002), carryforwards would be restricted to seven years. Under US GAAP, we would recognize the effect of such changes upon the date of their enactment into law. We cannot now determine the content, timing or impact of such amendments, if enacted.

2001 Financial Year Compared with 2000 Financial Year

        Net Sales.    Net sales decreased by 22 percent to €5,671 million for the 2001 financial year from €7,283 million for the 2000 financial year. The decrease in net sales was primarily due to significantly lower net sales in our Memory Products segment. Memory Products represented 28 percent of total net sales for the 2001 financial year, a decline from 48 percent in the prior year mainly due to the dramatic price erosion of memory ICs. With the exception of the Automotive & Industrial segment, all business segments experienced significant declines in revenues and earnings during the second half of financial year 2001 due to price erosion and order cancellations. On a constant currency basis, net sales in the 2001 financial year would have been approximately €5,490 million.

        The net sales of our different segments during the 2001 financial year compared with the prior year were as follows:

  •
  Net sales of the Wireline Communications segment grew by 16 percent. This growth reflects higher sales for traditional telecom products (ISDN and analog technology) and fiber-optic products as well as the ramp-up of high-speed access products (VDSL and 10BaseS). In emerging markets like China, Brazil and India, volumes for traditional voice-application products increased significantly. While overall sales of the Wireline Communications segment increased compared to the prior year, the segment experienced declining net sales during both the third and fourth quarters due to order cancellations and price pressures.

  •
  Net sales in the Wireless Solutions segment decreased 19 percent compared to the 2000 financial year. All major product areas were impacted, including baseband- and high-frequency ICs as well as discrete high-frequency ICs. Our Wireless Solutions segment was impacted by weakness in the mobile handset market, which was primarily attributable to the high level of inventories at key customers, order cancellations and decreasing prices. A delay in the market ramp-up for new transmission standards like GPRS and Bluetooth also had a negative impact on our Wireless Solutions segment. The weakness in customer order levels continued in the fourth quarter, but did not deteriorate beyond the level seen in the third quarter.

  •
  Net sales of our Security & Chip Card ICs segment grew by 57 percent. This increase was mainly driven by higher sales of GSM components compared with the prior period. The Security & Chip Card ICs business was impacted in the second half of the 2001 financial year by order cancellations from mobile handset customers, since a substantial portion of the business is dependent upon the mobile handset sector. As a result, net sales declined substantially in the fourth quarter.

  •
  Net sales of the Automotive & Industrial segment grew by 25 percent despite a difficult automotive market. This growth was mainly due to higher demand for electronic solutions for the automotive industry, such as automotive power and smart power, especially in Germany. Strong demand for industrial- and high-power semiconductors also contributed to this increase. The rate of growth in the net sales of the Automotive & Industrial segment was affected by general economic conditions in the second half of the 2001 financial year, in particular the fourth quarter, which experienced only single-digit growth over the comparable period of the prior year.

  •
  Net sales of the Memory Products segment declined by 54 percent, while the overall megabit volume increased substantially during financial year 2001. We completed the conversion of all of our remaining 64-Mbit DRAM production lines to the production of 128-Mbit DRAM and we ramped up commercial production of 256-Mbit DRAM chips. The decrease in net sales was due principally to significantly lower DRAM prices, reflecting adverse market conditions compared with the prior year. The price of memory ICs declined steadily throughout the year to levels that at financial year end were in some cases only 10 percent of the price at the beginning of the financial year. Price declines were experienced in both 128-Mbit and 256-Mbit chips, with the price differential between the chips decreasing substantially throughout the year. Also contributing to the decline in net sales were delays in our development of a new hard disk drive controller IC. These negative impacts were only partially offset by volume increases that were driven by improved manufacturing efficiency, conversion to smaller die sizes for existing products, and a shift in our product mix towards higher-density products.

  •
  Net sales of our Other Operating segments in the 2001 financial year, reflecting mainly our sales of opto products, were relatively consistent compared to the prior year.

        On a regional basis, sales in Europe represented 53 percent of total sales in the 2001 financial year, compared to 45 percent in the prior year, reflecting mainly increased sales of non-memory products in Germany. We recorded 47 percent of our sales in the 2001 financial year outside Europe, compared to 55 percent in the prior year, which was mainly due to lower sales of memory products in the United States and Asia/Pacific regions.

        Only one customer, Siemens Group, accounted for more than 5 percent of our net sales in each of the financial years 2000 and 2001. Sales to Siemens Group comprise both direct sales to the Siemens Group, which accounted for 10 percent and 14 percent of net sales in the two years, respectively, and sales made for resale to third parties, which accounted for 4 percent and 2 percent of net sales in the two years, respectively. Sales to Siemens Group are made primarily by our Wireline Communications and Wireless Solutions segments.

        Cost of Goods Sold.    Cost of goods sold increased by 19 percent to €4,904 million for the 2001 financial year from €4,110 million for the 2000 financial year. As a percentage of net sales, cost of goods sold increased from 56 percent in the 2000 financial year to 86 percent in the 2001 financial year. The increase in cost of goods sold relative to sales in financial year 2001 is primarily due to decreased DRAM selling prices coupled with a substantially higher level of megabit volume, as well as write-downs of inventory of approximately €358 million and the cost of operating facilities with excess capacity.

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

  •
  a substantial relative increase in the cost of goods sold of the Wireless Solutions segment, primarily due to the costs of operating facilities with excess capacity, sales price erosion due to market conditions and the write-down of inventory.

  •
  a relative increase in cost of goods sold in our Security & Chip Card ICs segment, due to the write-down of inventory, costs for excess capacity and increased price pressure for chipcard ICs towards the end of the financial year, which were partially offset by the effects of increased sales volumes.

  •
  relatively constant cost of goods sold in the Automotive & Industrial segment. The costs for transitioning our production processes to 8-inch wafers have been partially offset by the reduction of die-sizes and focus on high-margin products, as well as significantly higher sales volumes.

  •
  a substantial relative increase in the cost in goods sold of the Memory Products segment. Positive effects of higher sales volumes compared to the previous year and the full conversion of production to 0.17-micron technology have been more than offset by the deterioration of prices for memory products as well as the costs of inventory write-downs.

        We report as cost of goods sold the cost of inventory purchased from our ProMOS joint venture fabrication facility and from ALTIS Semiconductor, our joint venture with IBM. Our purchases from these facilities and associated and related companies amounted to €1,040 million in the 2001 financial year and €1,183 million in the 2000 financial year.

        Depreciation and amortization expense was €1,122 million in the 2001 financial year and €834 million in the 2000 financial year. This increase reflects our continued investment in state-of-the-art manufacturing facilities and equipment in the latter part of the 2000 financial year and during the 2001 financial year.

        Research and Development Expenses.    Research and development expenses primarily comprise the expenses of R&D related personnel, licenses, equipment, and software, as well as masks and R&D related semiconductor-specific basic material used in development. R&D expenses increased by 16 percent, to €1,189 million, in the 2001 financial year from €1,025 million in the 2000 financial year. Research and development also includes €69 million of in-process R&D acquired in connection with businesses purchased during the 2001 financial year.

        The majority of R&D expenses were incurred in connection with product development projects for our key markets. Additional amounts were spent for the development of CPUs for our products and development-libraries for basic circuits. As a percentage of net sales, R&D expenses increased from 14 percent in the 2000 financial year to 21 percent in the 2001 financial year, which reflects the combined effect of the following:

  •
  a relative increase in the R&D expenses of the Wireline Communications segment due to increased spending in VDSL/10BaseS access technologies and other high-speed Internet access technologies, compared with the prior year. R&D expenses in the 2001 financial year include charges of €69 million for purchased in-process R&D in connection with the acquisitions of Ardent and Catamaran.

  •
  a relative increase in the R&D expenses of the Wireless Solutions segment as a percentage of its net sales, as we increased R&D spending at lower levels of sales, focusing on areas such as Bluetooth, GPRS and UMTS mobile phone chipsets, as well as system and software design.

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

        We recognized government subsidies for our R&D activities as reductions in R&D expenses in the amount of €71 million in the 2001 financial year and €41 million in the prior year.

        Selling, General and Administrative (SG&A) Expenses.    SG&A expenses comprise both selling expenses and general administrative expenses. Aggregate SG&A expenses increased by 17 percent to €786 million during the 2001 financial year compared to €670 million in the prior year. As a percentage of net sales, SG&A expenses increased from 9 percent in the 2000 financial year to 14 percent in the 2001 financial year, which mainly reflects the effect of the decline in revenue.

        Selling expenses amounted to €451 million in the 2001 financial year and €387 million in the 2000 financial year, an increase to 8 percent from 5 percent of net sales. This occurred because our sales infrastructure was expanded, particularly outside Europe, to support anticipated higher levels of future growth. In addition, higher sales activities in areas such as high-speed Internet access contributed to the relative increase.

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

        The balance of SG&A expenses in each year comprises overhead, personnel and advisors' fees and other administrative expenses. General and administrative expenses increased in the 2001 financial year from 4 percent to 6 percent of net sales, reflecting a decrease in sales, higher personnel and administrative costs related to various projects as well as the setup of infrastructure for new businesses in the group.

        Restructuring.    In the quarter ended September 30, 2001, in response to continued weakness in the technology sector worldwide, we approved plans to restructure our organization and reduce costs under a comprehensive program called "Impact". The Impact program called for implementing changes to streamline our procurement and logistics processes, as well as reduce information technology, research and development, overhead and manufacturing costs. These changes were intended to improve operational efficiencies and improve the entire management of the product procurement and order fulfillment cycles. We planned to eliminate approximately 5,000 jobs from the total number of people we employed worldwide as of June 30, 2001. As of September 30, 2001, we had signed termination agreements for approximately 2,000 positions.

        In connection with the Impact project we recorded restructuring charges of €117 million in the fourth quarter of the 2001 financial year. These charges include €57 million relating to involuntary employee terminations, €43 million relating to the termination of a worldwide information technology project (including previously capitalized expenditures of €27 million), and €16 million of other exit costs (principally lease termination and write-offs).

        Additionally, we recognized impairment charges of €14 million in the fourth quarter of the 2001 financial year associated with the acquisition of Ardent. Subsequent to our acquisition of Ardent, the market for Internet-based LAN switching products declined significantly and as a result we terminated the contracts of a significant number of the Ardent employees, abandoned certain technology acquired and reduced the planned future R&D expenditures for the Ardent business as a whole. As a result of reductions in projected future cash flows, we had independent valuations performed and wrote the remaining intangible assets down to their estimated fair value.

        Other Operating Income, Net.    Other operating income, net, amounted to €200 million in the 2001 financial year, which reflects the one-time gains from the sales of our image & video and infrared components businesses of €202 million and €26 million, respectively, reduced primarily by goodwill amortization of €21 million.

        Earnings Before Interest and Taxes (EBIT).    As a result of the above-mentioned factors, we recorded a loss before interest and tax of €1,024 million in the 2001 financial year, compared to earnings before interest and tax of €1,670 million in the 2000 financial year.

        We recorded foreign currency transaction gains of €34 million in the 2001 financial year compared with gains of €184 million in the prior year. A large portion of our manufacturing, selling, general and administrative, and research and development expenses are incurred in currencies other than the euro, primarily the U.S. dollar and Japanese yen. Fluctuations in the exchange rates of these currencies to the euro affect our costs and profitability.

        Equity in Earnings of Associated Companies.    Our equity in the earnings of associated companies is reflected primarily in the results of our Memory Products segment. Equity in the earnings of associated companies decreased to €25 million in the 2001 financial year from €101 million in the 2000 financial year. Our share of earnings of our ProMOS joint venture decreased to €17 million in the 2001 financial year from €81 million in the 2000 financial year, principally as a result of the weakened DRAM market conditions.

        Interest Expense, Net.    We recorded interest expense of €1 million in the 2001 financial year compared to interest income of €75 million in the 2000 financial year. Interest expense is reduced by governmental interest subsidies relating to our manufacturing facilities of €0.4 million in the 2001 financial year and €62 million in the 2000 financial year. Interest expense increased due to higher average levels of short-term debt, while interest income decreased due to substantially lower balances of marketable securities compared with the prior year.

        Income Taxes.    We recorded an income tax benefit of €429 million in the 2001 financial year, compared with an income tax expense of €612 million in the 2000 financial year, representing effective income tax rates of 42 percent and 35 percent, respectively. The effective tax rate in the 2001 financial year mainly reflects tax-deductible losses in jurisdictions with higher tax rates and the impact of certain asset sales that were not subject to trade tax. The effective tax rate in 2000 is attributable to higher levels of taxable income in jurisdictions with lower tax rates. The impact of various revisions in German tax legislation in October 2000 provided a benefit of €28 million, primarily reflecting the effect of the tax rate reduction on our deferred tax balances. This was accounted for during the 2001 financial year, the year of the enactment of the legislation.

Financial Position

Cash Flow

Cash Flow

	For the year ended September 30,
	2000	2001	2002
	(€ in millions)
Net cash provided by operating activities	€2,080	€211	€237
Net cash used in investing activities	(2,327)	(1,813)	(1,244)
Net cash provided by financing activities	719	1,846	1,448
Cash and cash equivalents at period end	€511	€757	€1,199

        The statement of cash flows shows the sources and uses of cash during the reported periods. It is of key importance for the evaluation of our financial position.

        Cash flows from investing and financing activities are both determined based on payments and receipts. Cash flows from operating activities are determined indirectly from net income (loss). The changes in balance sheet items in connection with operating activities have been adjusted for the effects of the foreign currency exchange calculations and for changes in the scope of consolidation. Therefore, they do not conform to the corresponding changes in the respective balance sheet line items.

        Cash provided by operating activities for the 2002 financial year increased to €237 million from €211 million in the 2001 financial year. Significant non-cash items impacting cash flows from operating activities include an increase in depreciation and amortization of €249 million and a decrease in deferred tax benefit of €216 million, primarily due to an additional valuation allowance of €275 million. Significant changes in operating assets and liabilities include an increase in trade accounts receivables of €127 million, offset by an increase in other net liabilities of €181 million.

        Cash used in investing activities in the 2002 financial year decreased to €1,244 million (2001: €1,813), principally attributable to purchases of property and equipment purchases of €643 million (2001: €2,282 million). This primarily related to the completion of the 300-millimeter facility in Dresden, and investments in marketable securities of €709 million (2001: €82 million). Additionally, we made investments in associated and related companies and intangible assets of €127 million (2001: €296 million). Cash provided by investing activities mainly related to proceeds from sales of non-core businesses of €96 million (2001: €346 million) and cash of €50 million received through the acquisition of MIC.

        Cash provided by financing activities totaled €1,448 million in the 2002 financial year (2001: €1,846 million). This includes a €450 million loan for the 300-millimeter production facility in Dresden and €981 million in net proceeds from our convertible bond offering in February 2002. Cash flow from financing activities in the 2001 financial year included €1,475 million from our secondary share offering.

        Cash and cash equivalents at the end of the 2002 financial year increased to €1,199 million from €757 million at the end of the 2001 financial year.

Financial Condition

        As of September 30, 2002, our total assets amounted to €10,918 million, an increase of 12 percent compared to €9,743 million at the end of the 2001 financial year. Cash, cash equivalents and marketable securities increased to €1,937 million, from €850 million at the end of the 2001 financial year. The increase principally reflects the proceeds derived from the convertible bond offering and the loan for the 300-millimeter production facility in Dresden, partially offset by cash used in investing activities. Non-current assets decreased by 2 percent to €6,727 million from €6,867 million at the end of the 2001 financial year. This decrease mainly relates to property, plant and equipment, due to the fact that depreciation expense exceeded capital expenditures by €677 million. The decrease was partially offset by capitalized deferred income taxes and increased other assets due to the acquisition of MIC.

        Total liabilities increased by 67 percent to €4,760 million, up from €2,843 million in the 2001 financial year. This increase was mainly due to the increase in long-term debt of €1,461 million to €1,710 million, attributable to our convertible bond offering and the loan for the 300-millimeter production facility in Dresden. Other non-current liabilities increased by 80 percent to €609 million, mainly due to deferred government grants. The unfunded status of our pension plans increased to €103 million from €70 million at the end of the 2001 financial year, mainly due to lower-than-expected equity market returns. Our funding requirements for these plans may be adversly affected in the future if such trends continue. However, during the 2002 financial year, contributions to our pension plans offset the decline in fair value of their assets.

        Our shareholders' equity decreased by 11 percent to €6,158 million, down from €6,900 million in the 2001 financial year. This mainly reflects the issuance of new shares of €325 million related to the purchase of MIC in September 2002, and the net loss of €1,021 million. At September 30, 2002, shareholders' equity as a percentage of total assets was 56 percent, down from 71 percent at September 30, 2001.

Capital Requirements

        Our net cash position—meaning cash and cash equivalents, plus marketable securities and restricted cash, less total financial debt—decreased by €391 million to €177 million at September 30, 2002, compared to €568 million at September 30, 2001.

Net Cash Position

		Payments Due by Period
as of September 30, 2002	Total	Less than 1 year	1–2 years	2–3 years	3–4 years	4–5 years	After 5 years
	(Euro in millions)
Cash and cash equivalents	€1,199	€1,199	€—	€—	€—	€—	€—
Marketable securities	738	738	—	—	—	—	—
Restricted cash	70	—	70	—	—	—	—

Gross cash position	2,007	1,937	70	—	—	—	—
Less:
Long-term debt	1,705	—	92	497	46	1,000	70
Capital lease obligations	5	—	2	2	1	—	—
Short-term debt and current maturities	120	120	—	—	—	—	—

Total financial debt	1,830	120	94	499	47	1,000	70

Net cash position	€177	€1,817	€(24)	€(499)	€(47)	€(1,000)	€(70)

        As of September 30, 2002, we had debt of €120 million scheduled to become due within one year. We believe we will be in a position to fund all these payments through existing cash balances, cash flows from operations, borrowings and the renewal of debt in the ordinary course of business.

        On February 6, 2002, we (as guarantor), through our subsidiary Infineon Technologies Holding B.V. (as issuer), issued €1,000 million in subordinated convertible notes at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into our shares at a conversion price of €35.43 per share. Upon conversion, we may pay a cash amount in lieu of delivery of all or part of the shares. The convertible notes accrue interest at 4.25 percent per year and have a five-year maturity. We may redeem the convertible notes after three years at their principal amount plus interest accrued thereon, if our share price exceeds 115 percent of the conversion price for a 30-day period. The convertible notes are listed on the Luxembourg Stock Exchange.

Commitments and Contingencies

		Payments Due by Period
as of September 30, 2002(1)(2)(3)	Total	Less than 1 year	1–2 years	2–3 years	3–4 years	4–5 years	After 5 years
	(Euro in millions)
Operating lease payments	€376	€83	€78	€67	€46	€18	€84
Unconditional purchase commitments	843	449	155	107	22	13	97
Other long-term commitments	436	146	145	145	—	—	—

Contractual commitments	€1,655	€678	€378	€319	€68	€31	€181

Guarantees	398	19	19	19	332	—	9

Contingencies	€398	€19	€19	€19	€332	€—	€9

        The above table should be read in conjunction with Note 31 to our consolidated financial statements for the year ended September 30, 2002.

(1)
US dollar amounts have been translated to euro at the rate of €1 = $0.9879, which was the noon buying rate on September 30, 2002.

(2)
Certain payments of obligations or expiration of commitments that are based on the achievement of milestones or other events that are not date-certain, are included for purposes of this table, based on our estimate of the reasonably likely timing of payments or expirations in the particular case. Actual outcomes could differ from those estimates.

(3)
Product purchase commitments associated with capacity reservation agreements are not included in this table, since the purchase prices are based, in part, on future market prices, and are accordingly not quantifiable at September 30, 2002.

        Included in the above table:

  •
  We will be required to make additional investments of technology and cash contributions in the UMCi joint venture totaling $405 million over the next two years.

  •
  Further to our formation as a separate legal entity, we agreed to indemnify Siemens against any losses it may suffer under a small number of guaranty and financing arrangements that relate to our business but that could not be transferred to us for legal, technical or practical reasons. These arrangements, as of September 30, 2002, include a guaranty of a letter of credit of €313 million, relating to contingent liabilities for government grants previously received.

  •
  Siemens AG has guaranteed the indebtedness of ProMOS up to the amount of $61 million. We provided Siemens with a backup guaranty.

        Not included in the above table are commitments of €550 million to be made over a three-year period ending September 30, 2005 relating to agreements entered into on November 13, 2002 with Nanya for the joint development of advanced DRAM technologies and the construction of a jointly-owned 300-millimeter manufacturing facility in Taiwan.

        We have established independent financing arrangements with several financial institutions, in the form of both short and long-term credit facilities, which are available for anticipated funding purposes. These facilities (which include the amended revolving credit facility of €750 million and syndicated credit facility of €450 million as described below) aggregate €2,183 million, of which €1,340 million was available at September 30, 2002, and are comprised of the following components:

Credit Facilities

			As of September 30, 2002
Term	Nature of financial institution commitment	Purpose/intended use	Aggregate facility	Drawn	Available
			(Euro in millions)
short-term	firm commitment	working capital, guarantees, cash pooling	€911	€96	€815
short-term	no firm commitment	working capital	152	—	152
long-term	firm commitment	working capital	384	11	373
long-term(1)	firm commitment	project finance	736	736	—

			€2,183	€843	€1,340

(1)
Including current maturities.

        We have a €450 million syndicated credit facility relating to the expansion of the Dresden manufacturing facility. The credit facility is supported by a partial guarantee of the Federal Republic of Germany and another governmental entity. The credit facility contains specified financial covenants, provides for annual payments of interest and matures on September 30, 2005.

        On September 30, 2002, we entered into a new revolving credit facility with a syndicate of financial institutions to replace our previous facility. As amended, the total amount of the facility is €750 million, which is divided into two equal tranches. The first tranche of €375 million expires in September 2003. The second tranche of €375 million expires in September 2005. The facility has customary financial covenants and bears market related interest. At September 30, 2002, there were no amounts outstanding under this facility.

        At September 30, 2002, we were in compliance with our covenants related to the relevant credit facilities.

Capital Expenditures

	Year ended September 30,
	2000	2001	2002	Planned 2003
	(Euro in millions)
Memory products	€935	€1,380	€470	€630
Non-memory products	636	902	173	350

Total	€1,571	€2,282	€643	€980

        We expect to invest approximately €980 million in capital expenditures in the 2003 financial year, largely for improving productivity and upgrading technology at existing facilities. Due to the lead times between ordering and delivery of equipment, a substantial amount of capital expenditures typically is committed well in advance. Approximately 64 percent of these expected capital expenditures will be made in the Memory Products business group's front-end and back-end processes. Approximately 36 percent of these planned capital expenditures will be invested in our non-memory facilities.

        We plan to fund our working capital and capital requirements from cash provided by operations, available funds, bank loans, government subsidies and, depending on market conditions, the issuance of debt or additional equity securities. We have also applied for governmental subsidies in connection with certain capital expenditure projects, but can provide no assurance that such subsidies will be granted in a timely fashion or at all. We cannot assure you that we will be able to obtain additional financing for our research and development, working capital or investment requirements or that any such financing, if available, will be on terms favorable to us.

Subsequent Events

        On October 4, 2002, we announced that we have cancelled our shareholders' agreement with Mosel Vitelic, Inc. ("MVI") relating to the ProMOS joint venture, effective January 1, 2003, due to material breaches of the terms of the shareholders' agreement by MVI. We did not exercise our right under the shareholders' agreement to exercise a call option to acquire the ProMOS shares held by MVI or a put right to require MVI to acquire our ProMOS shares. The product purchase and capacity reservation agreement, which establishes the rights and obligations of both shareholders to purchase product from ProMOS, will also terminate upon termination of the shareholders' agreement. We are evaluating several courses of action, including the negotiation of a new supply agreement with ProMOS, which, pursuant to the Articles of Association of ProMOS, would require a super-majority approval of the ProMOS Board of Directors, and therefore the approval of MVI's representatives. There can be no assurance that such an agreement will be secured or that it will be approved by the ProMOS Board of Directors. Product purchases from ProMOS for the years ended September 30, 2001 and 2002 were €137 million and €182 million, respectively. We recognized license income from ProMOS of €95 million during the year ended September 30, 2002. At September 30, 2002, our investment in ProMOS was € 196 million, net of deferred license income of €60 million. Additionally, at September 30, 2002 accounts receivable from MVI were current and amounted to €87 million.

        We have decided to merge the activities of the Wireless Solutions and Security & Chipcard ICs segments into one operating segment called Secure Mobile Solutions and to report it as such with effect from October 1, 2002.

        On November 13, 2002, we entered into agreements with Nanya relating to our strategic cooperation in the development of DRAM products and the construction and operation of a 300-millimeter manufacturing facility in Taiwan.

        Pursuant to the agreements, together with Nanya we will develop advanced 90-nanometer and 70-nanometer technology. We anticipate that the development efforts will be completed no later than April 30, 2005 and the costs will be borne two-thirds by us and one-third by Nanya. In connection with these development efforts, we have granted Nanya a license to use our 0.11-micron technology in Nanya's existing operations. Nanya has agreed to pay us $95 million, principally over a period ending on September 30, 2003.

        The new 300-millimeter manufacturing facility will employ the technology developed under the aforementioned agreements to manufacture DRAM products and is anticipated to be completed in two phases. The first phase is projected to be completed by the second half of the 2004 calendar year. The second phase is anticipated to be completed in the 2006 financial year. The joint venture partners are obligated to each purchase one-half of the facility's production based in part on market prices.

        The total financing requirements of the construction of the 300-millimeter manufacturing facility will approximate €2.2 billion. Of that amount, each joint venture partner will contribute €550 million through the end of the 2005 calendar year, of which we anticipate that €110 million will be required by September 30, 2003. The joint venture anticipates financing the remaining €1.1 billion through external financing. The timing of the construction and related financing may be subject to revision based on then existing market conditions. The proposed joint venture is subject to approval by antitrust authorities.

Outlook

        With the continuation of the downturn in the global semiconductor industry in the 2002 financial year, market conditions remain unfavorable and subject to volatility. Although we have seen some improvement in market conditions subsequent to year end, especially in the memory products segment in both demand and pricing, we do not assume that this represents a sustainable market improvement at this stage.

        The market outlook for the first half of fiscal year 2003 shows no clear signs of a sustained improvement in demand and we expect a continuation of the pricing pressure in most of our segments in the months ahead. In terms of our individual segments:

  •
  The market for telecom infrastructure is expected to remain difficult, due to continuing weak capital expenditures by global carriers. However, we believe that the broadband access market (ADSL/VDSL) will continue to grow modestly in the 2003 financial year, especially in Japan and other parts of Asia.

  •
  In the market for mobile phones, we see a stabilization of demand, driven primarily by the further introduction of the current generation of GSM/GPRS mobile handsets, but also continued strong pricing pressure.

  •
  We expect a further positive trend in the market for security and chip card ICs in the 2003 financial year, with continued price pressure. We expect growth primarily in payment and identification applications.

  •
  Worldwide automobile production is expected to stabilize in 2003. Despite the increasing price pressure, we expect moderate growth in our Automotive & Industrial segment in the 2003 financial year, based on the further increasing electronic content in all automotive applications, our strategic customer base and our strong leadership position for new applications such as telematics/infotainment, higher standards for safety as well as body & convenience.

  •
  In our Memory Products segment, we will continue to attempt to mitigate pricing pressures by continuing to concentrate on reducing our manufacturing costs, extending the range of our DRAM product offerings and improving our memory product mix. We aim to strengthen our cost position in DRAM manufacturing by utilizing the significant technological lead in 300-millimeter production that we have over many of our competitors to achieve increased production efficiency. We plan to increase our available capacity through the further development of our important strategic cooperations with UMC and Winbond, as well as the far-reaching manufacturing alliance we recently concluded with Nanya, which will reduce our capital expenditure requirements. By jointly developing next generation memory technologies based on our 300-millimeter capabilities, we believe we can reduce our development costs and extend our technological advantage.

        In light of the poor visibility in the semiconductor industry, it is extremely difficult to forecast results for the 2003 financial year. However, as of October 2002, WSTS predicted a 16.6 percent increase in worldwide semiconductor sales for the 2003 calendar year. We believe that if we are able to successfully implement our Impact2 program, we will improve our operational efficiency by further streamlining our business processes and our financial performance will improve in the 2003 financial year. We will utilize our strong product and technology portfolios, system know-how and strategic partnerships in an effort to return to profitability. We believe that the combination of our 300-millimeter technology capabilities and our strategic alliances will enable us to gain further market share and be among the first to achieve profitable growth upon a recovery in the semiconductor market.

        Our ambitious strategic goal is to become one of the top four semiconductor companies and double our worldwide market share to 6 percent in the next five years. We expect our growth to come principally from organic growth, supported by partnerships and strategic acquisitions. We believe that the expansion of our solution business will be a key to the implementation of our strategy over the coming years.

Other Matters

Employees

        The following table indicates the composition of our workforce by function and region at the end of the financial years indicated, and the average during those years by region. The decrease in the 2002 financial year mainly reflects the headcount reduction under the Impact program.

Number of Employees

	As of September 30,
	2000	2001	2002
Function
Production	20,371	23,416	20,822
Research & development	4,733	5,510	5,374
Sales & marketing	2,043	2,259	2,010
Administrative	2,019	2,628	2,217

Total	29,166	33,813	30,423

Region
Germany	14,247	16,814	15,716
Europe	3,409	5,007	4,590
United States	2,838	3,023	2,889
Asia/Pacific	8,672	8,949	7,200
Other	—	20	28

Total	29,166	33,813	30,423

	Average for the year ended September 30,
	2000	2001	2002
Region
Germany	13,718	16,279	15,773
Europe	3,161	4,921	4,376
United States	2,747	3,101	2,818
Asia/Pacific	8,064	9,095	7,189
Other	—	7	24

Total	27,690	33,403	30,180

Campeon

        We are currently at the end of the design and planning phase for the construction of a new headquarters facility near Munich. We are negotiating an agreement with MoTo Objekt CAMPEON GmbH & Co. KG under which that company will finance and build a campus-style corporate headquarters and research and development center for our use on the outskirts of Munich. We expect to occupy the center under an operating lease arrangement towards the end of 2004. We can provide no assurance that this project will be completed.

Critical Accounting Policies

        Our results of operations and financial condition are dependent upon accounting methods, assumptions and estimates that we use as a basis for the preparation of our consolidated financial statements. We have identified the following critical accounting policies and related assumptions, estimates and uncertainties, which we believe are essential to understanding the underlying financial reporting risks and the impact that these accounting methods, assumptions, estimates and uncertainties have on our reported financial results.

Revenue Recognition

        We generally market our products to a wide variety of end users and a network of distributors. Our policy is to record revenue, net of discounts and allowances for price protection agreements, upon shipment or delivery to customers depending on the terms of the respective sales agreements, when the risks and rewards of ownership are transferred. The establishment of reserves for sales discounts and price protection allowances are dependent on the estimation of a variety of factors, including industry demand and the forecast of future pricing environments. This process is also highly judgmental in evaluating the above-mentioned factors and requires material estimates, including forecasted demand, returns and industry pricing assumptions.

        In future periods, additional provisions may be necessary due to (1) further deterioration in the semiconductor pricing environment, (2) reductions in anticipated demand for semiconductor products or (3) lack of market acceptance for new products. If these factors result in a significant adjustment to sales discount and price protection allowances, it could significantly impact our future operating results.

        We have entered into licensing agreements for our technology in the past and anticipate that we will increase our efforts to monetize the value of our technology in the future. As with certain of our existing licensing agreements, the licensing arrangement may also include related capacity reservation agreements with the licensee. These transactions could represent multiple element arrangements pursuant to SEC Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements". In this context, the process of determining the appropriate revenue recognition is highly complex and requires significant judgment, which includes evaluating material estimates in the determination of fair value and the level of continuing involvement.

Recoverability of Long-Lived Assets

        Our business is extremely capital intensive and requires a significant investment in property, plant and equipment. Due to an environment of rapid technological change in the semiconductor industry, we anticipate the level of capital expenditures to be significant in future periods. During the 2002 financial year, we spent cash to purchase property, plant and equipment of €643 million. At September 30, 2002, the carrying value of our property, plant and equipment was €4,491 million. We have acquired other businesses which resulted in the generation of significant amounts of long-lived intangible assets, including goodwill. These include:

  •
  Savan Communications Ltd. ("Savan") in April 2000

  •
  Ardent Technologies Inc. ("Ardent") in April 2001

  •
  Catamaran Communications Inc. ("Catamaran") in August 2001

  •
  Ericsson Microelectronics ("MIC") in September 2002.

        At September 30, 2002 our long-lived intangible assets amounted to €554 million.

        We adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", as of October 1, 2001. The adoption of SFAS No. 142 did not result in any impairment as of the adoption date. Pursuant to the requirements of SFAS No. 142, an annual test for impairment is done. We recognized an impairment charge of €7 million during the year ended September 30, 2002 as a result of such impairment test.

        We review long-lived assets, including intangible assets, for impairment whenever events or changes in circumstance indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or by discounted estimated future cash flows.

        A continuation of the currently depressed economic conditions in the semiconductor industry could result in an increasingly adverse pricing environment due to significant industry over-capacity. Furthermore, continued weakness in the wireless and wireline communication segments could result in diminished values of recently acquired technologies. For example, as part of our restructuring plan in 2001, we terminated a significant number of Ardent employees, abandoned certain technology acquired and significantly reduced planned future R&D expenditures for the Ardent business. Such events could result in reductions of future estimates of net cash flows expected to be generated to the extent that both long-lived tangible and intangible assets could be considered impaired, thereby negatively impacting our future operating results. As a result of our impairment review, we recognized an impairment charge of €14 million in the 2001 financial year related to Ardent.

Valuation of Inventory

        Historically, the semiconductor industry has experienced periods of extreme volatility, in product demand and in industry capacity, resulting in significant price fluctuations. As semiconductor demand is concentrated in such highly volatile industries as wireless communications, wireline communications and the computer industry, this volatility can be especially acute. This volatility has also resulted in significant fluctuations in price within relatively short time-frames. For example, the average selling price for 128-Mbit DRAM fell from $15.00 at September 30, 2000 to $1.45 at September 30, 2001 compared to $1.61 at September 30, 2002. At September 30, 2002, total inventory was €891 million.

        As a matter of policy, we value inventory at the lower of cost or market. We review the recoverability of inventory based on regular monitoring of the size and composition of the inventory positions, current economic events and market conditions, projected future product demand and the pricing environment. This evaluation is inherently judgmental and requires material estimates, including both forecasted product demand and pricing environment, both of which may be susceptible to significant change.

        In future periods additional write-downs of inventory may be necessary due to (1) reduced semiconductor demand in the computer industry and the wireless and wireline communications industries, (2) increased industry capacity resulting from either technological improvements or new facilities, (3) technological obsolescence due to rapid developments of new products and technological improvements or (4) changes in economic or other events and conditions that impact the market price for our products. These factors could result in adjustments to the valuation of inventory in future periods and significantly impact our future operating results.

Recoverability of Long-Term Investments

        We have made a series of investments in companies that are principally engaged in the research and development, design and manufacture of semiconductors, integrated circuits and related products. At September 30, 2002, the carrying value of our long-term investments aggregated €708 million. The two most significant investments are ProMOS, a Taiwanese public company in which we own a 29.9 percent interest, and ALTIS Semiconductor, which is a joint venture with IBM. The quoted market value of ProMOS exceeded its carrying value at September 30, 2002.

        Our accounting policy is to record an impairment of such investments to net realizable value when the decline in fair value below carrying value is other than temporary. In determining if a decline in value is other than temporary, we consider factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee, the economic environment and state of the industry and our ability and intent to hold the investment.

        A prolonged downturn in the semiconductor industry could adversely impact the operations of these investments and their ability to generate future net cash flows. Furthermore, to the extent that these investments are not publicly traded, further judgments and estimates are required to determine their fair value. As a result, potential impairment charges to write-down such investments to net realizable value could adversely affect our future operating results.

Realization of Deferred Tax Assets

        At September 30, 2002, total net deferred tax assets were €790 million. Included in this total are the tax benefits of net operating loss and credit carryforwards of approximately €804 million. These tax loss and credit carryforwards generally do not expire under current law, except certain amounts attributable to non-German operations, which expire in 2020 and 2021.

        The recorded amount of total deferred tax assets could be reduced if our estimates of projected future taxable income and benefits from available tax strategies are lowered or changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize tax loss and credit carryforwards in the future.

Purchase Accounting

        We have acquired other businesses, including Savan, Ardent, Catamaran and MIC, during the past three financial years. These acquisitions resulted in aggregate in-process research and development costs of €132 million, which were immediately recognized as expense in the respective periods of acquisition. Additionally, these acquisitions resulted in the generation of a significant amount of long-lived intangible assets.

        Accounting for business combinations requires the use of the purchase method whereby the purchase price is allocated to identifiable tangible and intangible assets and liabilities based upon their fair value. The allocation of purchase price is highly judgmental and requires the extensive use of estimates and fair value assumptions, which can have a significant impact on operating results.

        We adopted the provisions of SFAS No. 141, "Business Combinations", as of July 1, 2001, which resulted in the reclassification of €1 million previously included in Other Intangible Assets to Goodwill upon adoption of SFAS No. 142.

Quantitative and Qualitative Disclosure About Market Risk

        The following discussion should be read in conjunction with Notes 2, 29 and 30 to our consolidated financial statements.

Single risks

        Our main risk is still the development of DRAM prices. We see a risk for the 2003 financial year at least in the same range as during the 2002 financial year. Pricing pressure is being driven by a combination of ongoing weak market demand and excess capacity in the DRAM sector. We attempt to mitigate the effects of pricing pressure by continually improving our cost position and by entering into new strategic partnerships. An additional risk, inherent to the semiconductor industry, will be the ramp-up of our 0.11-micron technology, including the risk of significant yield fluctuations.

        An additional principal risk is the future development of the worldwide markets for our logic products, especially in the Wireless Solutions, Wireline Communications and Security & Chipcard ICs segments. The substantial and prolonged worldwide downturn in the telecommunications sector, with systemwide overcapacity and financial problems at large customers, makes it difficult for us to estimate when any recovery is likely.

Foreign Exchange Risk Management

        The table below provides information about our derivative financial instruments that are sensitive to changes in foreign currency exchange rates, as of September 30, 2002. For foreign currency exchange forward contracts related to certain sale and purchase transactions and debt service payments denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual foreign exchange rates. At September 30, 2002, our forward foreign currency contracts had terms of up to one year. Our cross-currency interest rate swap expires in 2005 and our interest rate swap expires in 2007. We do not enter into derivatives for trading or speculative purposes.

Derivative Financial Instruments

	Contract amount buy/(sell)(1)	Average contractual forward exchange rate	Fair value September 30, 2002(2)
Foreign currency forward contracts:
U.S. dollar	€148	0.98049	€—
U.S. dollar	(313)	0.95970	6
Japanese yen	75	116.91435	(2)
Singapore dollar	33	1.70970	(1)
Great Britain pound	7	0.63364	—
Other currencies	52	—	—
Cross-currency interest rate swap:
U.S. dollar	€616	n/a	€106
Interest rate swap	€500	n/a	€26
Forward agreements	€150	n/a	€—
(1)
Euro equivalent in millions, except for average contractual forward exchange rates.

(2)
Euro in millions.

        Our policy with respect to limiting short-term foreign currency exposure generally is to economically hedge at least 75 percent of our estimated net exposure for a minimum period of two months in advance and, depending on the nature of the underlying transactions, a significant portion for the periods thereafter. Part of our foreign currency exposure remains due to differences between actual and forecasted amounts. We calculate this net exposure on a cash-flow basis considering balance sheet items, actual orders received or made and all other planned revenues and expenses.

        We record our derivative instruments according to the provisions of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended. SFAS No. 133 requires all derivative instruments to be recorded on the balance sheet at their fair value. Gains and losses resulting from changes in the fair values of those derivatives are accounted for depending on the use of the derivative instrument and whether it qualifies for hedge accounting. Our economic hedges are not considered hedges under SFAS No. 133. Under our economic hedging strategy we report all derivatives at fair value in our financial statements, with changes in fair values recorded in earnings.

        Transaction losses were €16 million in the 2002 financial year, compared with gains of €34 million in the 2001 financial year. A large portion of our manufacturing, selling and marketing, general and administrative, and research and development expenses are incurred in currencies other than the euro, primarily the U.S. dollar and Japanese yen. Fluctuations in the exchange rates of these currencies to the euro had an adverse effect on costs and profitability in the 2002 financial year.

        We have long-term investments in several companies, including ProMOS and UMCi, which are denominated in a currency other than our functional currency, the euro. As a result, the carrying value of these investments are exposed to foreign currency risk. In the 2002 financial year, the carrying value of our long-term investments was reduced by €55 million as result of foreign currency fluctuations. Adverse changes in the euro/U.S. dollar, euro/New Taiwan dollar and other exchange rates may materially affect the carrying values of these investments.

Interest Rate Risk Management

        We are exposed to interest rate risk mainly through our debt instruments. During the 2002 financial year, our significant debt instruments other than our 4.25 percent fixed rate convertible bond were economically hedged by assets with the same maturity and same interest rate provisions, so our exposure to interest rate risk was limited to our other debt instruments. These are of minor size and had short maturities. The carrying value of these other debt instruments approximated their market value because their interest rates approximated those that could be obtained in the relevant market. At September 30, 2002, our convertible bond was trading at a 42.3 percent discount to par. A substantial increase in interest rates could increase our future interest expense relating to variable rate debt instruments and could therefore lead to increased costs of financing our capital expenditures. We attempt to mitigate this risk by investing available funds in financial instruments that earn variable interest.

Commodity Price Risk

        We are exposed to commodity price risks through our dependence on various materials. We seek to minimize these risks through our sourcing policies and operating procedures. We do not utilize derivative financial instruments to manage any remaining exposure to fluctuations in commodity prices.

        Price risks were balanced and supply risks had no significant influence on our business. There were no risks occurring due to our carve out from the Siemens supplier agreements.

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

        According to trade association data, worldwide sales of all semiconductor products have fluctuated significantly over the past several years. Sales increased in 1995, 1997, 1999 and 2000, but decreased in 1996, 1998 and 2001. In 2001, the decrease was approximately 32%, and this decline has decelerated during 2002, with a 15% decrease in sales during the first half of 2002. Although the market has not fully recovered in 2002, WSTS predicts a small positive growth in worldwide sales of approximately 2.3% for the entire 2002 calendar year compared to the 2001 calendar year. Throughout 2001 and 2002, there has been substantial downward price pressure, although in 2002 we have seen increasing demand in some of our business segments, especially for memory products and for automotive and industrial products.

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

Industry overcapacity could require us to lower our prices, particularly for memory products

        Both semiconductor companies with their own manufacturing facilities and specialist semiconductor foundries, which are subcontractors that manufacture semiconductors designed by others, have added significant capacity in recent years and are expected to continue to do so. Additions to capacity have in the past sometimes exceeded capacity reductions due to obsolescence, thereby contributing to increases of supply over demand and to downturns in the industry. Average per-megabit selling prices for our memory products declined by approximately 68% in the 1997 financial year, 65% in the 1998 financial year and 21% in the 1999 financial year before rising by 11% in the 2000 financial year and then decreasing by approximately 70% in the 2001 financial year. This decrease continued by a rate of 30% in the 2002 financial year. Downturns in the industry, including the current downturn, have severely hurt the profitability of the DRAM industry generally, including our DRAM business. The current downturn may be prolonged and the volatility of the semiconductor industry may at any rate lead to future downturns, which could have similar effects. Fluctuations in the rate at which industry capacity is growing relative to the growth rate in demand for semiconductor products may in the future put pressure on our average selling prices and hurt our results of operations.

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

        Competitors may also develop technologies that are protected by patents and other intellectual property rights. These technologies may therefore either be unavailable to us or be made available to us only on unfavorable terms and conditions. Litigation, which could cost us financial and management resources, may be necessary to enforce our patents or other intellectual property rights or to defend against claims of infringement of intellectual property rights brought against us by others. For example, Rambus Inc. filed suits against us in the United States and Germany in August 2000, alleging infringement of its intellectual property rights. Although we have prevailed at the trial court in the U.S. proceedings, Rambus has appealed the decision. The appeals court has not yet rendered a decision. The German case is still pending in the first instance. The final outcome of these suits may adversely affect our business. We may be forced either to stop producing substantially all of our memory products or to license the underlying technology upon economically unfavorable terms and conditions, and possibly to pay damages for prior use of the Rambus technology at issue. See "Business—Legal Matters—Litigation" for a description of these proceedings.

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

        We are currently in a period of industry-wide overcapacity and low levels of demand in most of our markets. Despite deflated demand, we have decided to maintain our production capacity, resulting in the risk of under-utilization of some of our facilities. Further erosion in market conditions has resulted in write-offs of inventories and could expose us to further losses on these products.

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

        On October 4, 2002, we announced that we had cancelled the shareholder agreement relating to the ProMOS joint venture in Hsinchu, Taiwan, between our company and Mosel Vitelic, Inc. ("MVI") due to repeated material breach of the agreement by MVI. The termination is effective as of January 1, 2003. The product purchase agreement among ProMOS, MVI and us, which gives us the right to purchase 48% of ProMOS' total annual production output based on our licensed technology, will terminate simultaneously with the shareholder agreement. It is our intention to negotiate a new supply agreement with ProMOS. Any such agreement would require the approval of a super-majority of the ProMOS Board of Directors, and we cannot assure you that we will be able to reach such an agreement with ProMOS. The ProMOS joint venture currently supplies us with a significant portion of the memory chips that we sell to our customers in the Asia/Pacific market. If we are unable to renegotiate the arrangements with MVI and thereby continue the supply of products from ProMOS, we will need to secure another source of supply for those products. We can currently supply the needs of these customers from our other fabrication facilities and from products manufactured to our specifications by third-party manufacturers. However, if the demand for memory ICs increases substantially, we may be unable to meet our customers' needs in the Asia/Pacific market without the ProMOS supply.

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

        While the recent flooding in Dresden, Germany, did not directly affect production at our facilities there, manufacturing processes were hampered by indirect effects of the flooding on our suppliers and our workforce. Because we had advance notice that flooding was likely to occur, we were able to implement contingency plans in order to minimize the effects of the flooding. We may not always be able to foresee such situations and prepare for every contingency.

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

We could lose the value of our investment in our ProMOS joint venture if we cannot reach agreement with the other principal shareholder

        We have made substantial investments in our Taiwanese joint venture, ProMOS Technologies, which produces and sells DRAM chips. At September 30, 2002, we owned 29.9 percent of ProMOS' shares, with a book value of approximately €200 million. We have also agreed to indemnify Siemens AG against any losses it may incur under a guarantee of approximately €61 million of ProMOS debt.

        On October 4, 2002, we cancelled the shareholders' agreement relating to ProMOS between our company and MVI, ProMOS' other principal shareholder, due to repeated material breaches of the agreement by MVI. The termination is effective as of January 1, 2003. The product purchase and capacity reservation agreement, which establishes the rights of both shareholders to purchase product from ProMOS, will also terminate upon termination of the shareholders' agreement. Approval of a new product purchase agreement requires the approval of a supermajority of the members of ProMOS board of directors, and therefore the approval of the representatives of both our company and MVI. We are evaluating several courses of action with respect to the future of ProMOS. However, we cannot assure you that we will reach agreement with MVI over the ProMOS joint venture arrangements, including a new product purchase and capacity reservation agreement.

        If we are unable to reach agreement with MVI, the share price of ProMOS' stock could be adversely affected and the corresponding value of our investment in ProMOS could be substantially impaired. We might also be required to fund our indemnification of Siemens if its guarantee of ProMOS' debt is called. These events could have a negative impact on our results of operations and financial condition.

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

Our business could suffer if we do not have adequate access to capital

        Semiconductor companies that operate their own manufacturing facilities require significant amounts of capital to build, expand, modernize and maintain them. Semiconductor companies also require significant amounts of capital to fund research and development. Net cash used in our investing activities was €2,327 million in the 2000 financial year, €1,813 million in the 2001 financial year and €1,244 million in the 2002 financial year. Our research and development expenses were €1,025 million in the 2000 financial year, €1,189 million in the 2001 financial year and €1,060 million in the 2002 financial year. We reduced capital expenditures substantially during financial year 2001 and financial year 2002. However, we intend to continue to invest heavily in research and development and manufacturing facilities, while continuing the policy of cooperation with other semiconductor companies to share these costs with us.

        Under our agreements with the two other investors in the joint venture for our 300-millimeter manufacturing facility in Dresden, each of them has the right to sell its interest in the joint venture to us on September 30, 2005 and every third anniversary thereafter. We are entitled to purchase such interests once every three years, commencing March 31, 2004. Each of the other investors also has the right to sell its interest to us upon the occurrence of specified events, such as capital increases it does not agree to, the admission of new investors, substantial budget overruns, or our ceasing to exercise control over the joint venture. If both of the other investors were to elect to sell their interests to us, the total purchase price we would have to pay would be an amount equal to the capital contributed by these investors, plus interest. As of September 30, 2002, this amount would have been approximately €218 million.

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

        For a description of certain financial arrangements entered into since the end of financial year 2002, see "Operating and Financial Review—Subsequent Events".

The Siemens group is our largest customer and our results could suffer if it were to buy fewer semiconductors from us

        In the 2000, 2001 and 2002 financial years, 10%, 14% and 13%, respectively, of our net sales resulted from direct sales to the Siemens group. An additional 4%, 2% and 1%, respectively, of our net sales in each of the three years resulted from sales through the Siemens group's sales organization for resale to third parties. We expect the Siemens group to continue to be one of our largest customers, but we cannot assure you that it will continue to purchase as many semiconductors from us as it has in the past. Our results could be harmed if the Siemens group purchases fewer semiconductors from us in the future and other customers do not increase their orders to make up the shortfall.

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

Our business could suffer as a result of volatility in different parts of the world

        We operate globally, with production facilities in 12 countries. In the 2002 financial year, 74% of our revenues were generated outside Germany and 54% of our revenues were generated outside Europe. Our business is therefore subject to risks involved in international business, including:

  •
  negative economic developments in foreign economies and instability of foreign governments, including the threat of war or civil unrest;

  •
  changes in laws and policies affecting trade and investment; and

  •
  varying practices of the regulatory, tax, judicial and administrative bodies in the jurisdictions where we operate.

        Substantial changes in any of these conditions could have an adverse affect on our business and results of operations. For example, the economic slowdown in Asia in 1997 and 1998, and the worldwide economic downturn during 2001 and 2002, reduced demand for semiconductors, and we suffered losses due to the resulting fall in sales volumes and semiconductor prices. Our results of operations could also be hurt if demand for the products made by our customers decreases due to adverse economic conditions in any of the regions where they sell their own products.

Our business can be hurt by changes in exchange rates

        Our results of operations can be hurt by changes in exchange rates, particularly between the euro and the U.S. dollar and the Japanese yen. Many of our receivables are denominated in U.S. dollars, while our payables are denominated largely in euro. In addition, the balance sheet impact of currency translation adjustments has been, and may continue to be, material.

        Foreign currency derivative and transaction gains totaled €184 million in the 2000 financial year and €34 million in the 2001 financial year. We had foreign currency derivative and transaction losses of €16 million in the 2002 financial year.

        Since its introduction on January 1, 1999, the euro has declined substantially against the U.S. dollar, ranging from a high of €1.00 = $1.1812 on January 1, 1999 to a low of €1.00 = $0.8270 on October 25, 2000. The relative weakness of the euro against the dollar positively affected our revenues and results of operations in the 2000, 2001 and 2002 financial years. In the second half of the 2002 financial year, the dollar has fallen against the euro and most other major currencies. At September 30, 2002, the exchange rate was €1.00 = $0.9879. Further weakening of the dollar against the euro would negatively affect our results of operations.

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

Reductions in the amount of government subsidies we receive or demands for repayment could increase our reported expense or harm our ability to fund our capital expenditures

        As is the case with many other semiconductor companies, our reported expenses have been reduced in recent years by various subsidies received from governmental entities. In particular, we have received, and expect to continue to receive, subsidies for investment projects, in particular for the construction and equipment of our facilities in Dresden, as well as for research and development projects. We recognized governmental subsidies in an aggregate amount of €115 million in the 2000 financial year, €81 million in the 2001 financial year and €93 million in the 2002 financial year.

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

We might be faced with product liability or warranty claims

        Despite extensive quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of such defects could give rise to warranty claims or to liability for damages caused by such defects and for consequential damages and could, moreover, impair the market's acceptance of our products. Both could have a material adverse effect on our business and financial condition. Also, customers have from time to time notified us of potential contractual warranty claims in respect of products supplied by us, and may do so in the future. See "Business—Legal Matters—Litigation" for a description of these and other proceedings.

We are being investigated for potential antitrust violations in the DRAM industry

        Our North American subsidiary received a grand jury subpoena from the U.S. District Court for the Northern District of California on June 19, 2002, seeking information regarding a Department of Justice probe into possible U.S. antitrust violations in the DRAM industry. Since then, a number of class action lawsuits have been filed against us and other DRAM manufacturers alleging violations of the Sherman Act relating to the sale and pricing of memory products. All of these cases have been stayed pending a decision from the Joint Panel on Multidistrict Litigation on consolidation. In addition, a number of cases have been filed in California alleging violation of the Cartwright Act; those are also subject to a stay. We are unable to predict the outcome of these matters.

We may be unable to successfully integrate businesses we acquire

        We are increasingly engaged in acquiring other businesses, such as our acquisition of Ericsson Microelectronics in September 2002. We intend to continue acquisitions of, and investments in, other companies in the future. We face risks resulting from the expansion of our operations through acquisitions. These include the risk that we might be unable to integrate new businesses with our culture and strategies. We also cannot be certain that we will be able to achieve the benefits we expect from a particular acquisition or investment. For example, in April 2001 we acquired Ardent Technologies, a California-based company engaged in internet-based LAN switching. During the second half of 2001, we changed our view of the importance of this market to our business and as a component of our 2001 restructuring plan, terminated a significant number of the Ardent employees, abandoned certain acquired technology and significantly reduced future R&D expenditures for the Ardent business. Acquisitions may also strain our managerial and operational resources, as the challenge of managing new operations may divert our managers and employees from monitoring and improving operations in our existing businesses. Our business, financial condition and results of operations may suffer if we fail to coordinate our resources effectively to manage both our existing businesses and any businesses we acquire.

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

        Siemens has entered into a non-competition agreement with us. Under this agreement, Siemens has agreed that no member of the Siemens group will engage in or carry out any research or development, production or distribution of semiconductor devices or license or sublicense any of our patents to any party for use in research or development, production or distribution of semiconductor devices. The agreement is subject to certain exceptions relating to such matters as application-specific semiconductor devices designed specifically for use in or in connection with Siemens group products, spare parts for those products, and the application in equipment and systems of circuitry from patents in which both we and Siemens have rights, as well as to various de minimis exceptions.

        We have also agreed with Siemens not to carry out research or development, production or distribution of certain types of optoelectronic semiconductor devices. The OSRAM Opto joint venture, in which we sold our interest to OSRAM GmbH in September 2001, produces optoelectronic semiconductor devices. The agreement provides for certain standard exceptions, including the procurement of such devices for incorporation into chipsets or systems for sale as integrated parts of such chipsets or systems.

        These non-competition restrictions will remain in force until the fourth anniversary of our initial public offering or two years following the point at which Siemens' direct or indirect equity ownership of our company drops to 50% or less, whichever occurs earlier. After that time, should it ever decide to re-enter the semiconductor business, Siemens could use these patent rights to compete against us.

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

The Siemens group companies may have conflicts of interest that affect our ongoing business arrangements with them

        We have extensive contractual and other business relationships with the Siemens group, including reliance on the Siemens group for some of our administrative functions, particularly the Siemens group's information technology systems. Since becoming an independent company, we have built up certain of our own administrative functions. We also lease office and production space from the Siemens group. We may also engage in significant transactions from time to time with the Siemens group. Although we expect that any such transactions and agreements will be on terms no less favorable to us than we could obtain in comparable arrangements with unaffiliated third parties, conflicts of interest may arise between us and the Siemens group.

Sales of substantial number of shares in the public market could adversely affect the market price of the shares and ADSs

        Siemens AG has the right, directly or indirectly, to direct the disposition of up to 286,292,363 shares of our company, representing approximately 39.7% of the currently issued shares of our company. These shares are held by Siemens Nederland N.V., a wholly-owned subsidiary of Siemens AG, and by First Union Trust Company, a trust which holds the shares for the benefit of Siemens AG. In addition, the Siemens Pension-Trust e.V. owns 87,052,632 shares of our company, representing approximately 12.1% of the currently issued shares of our company. Siemens has announced publicly its intention to divest its ownership interest in our company through direct or indirect sales, as and when business and market conditions permit. Any such disposal could occur at any time or from time to time. Sales of substantial numbers of the shares of our company controlled by Siemens or by the Siemens Pension-Trust e.V., either in the public market or in private transactions, or the perception that such sales may occur, could adversely affect the market price of the shares and ADSs and could adversely affect our ability to raise capital through subsequent offerings of equity.

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

        These factors have resulted in semiconductors constituting an increasing percentage of the total cost of the systems and products in which they are incorporated. According to IC Insights, the percentage of semiconductor content in electronic equipment increased from approximately 11% in 1989 to approximately 17% in 2001. Nevertheless, the market for semiconductors has historically been volatile. Supply and demand have fluctuated cyclically and have caused pronounced fluctuations in prices and margins. Following a strong downturn in 2001, the industry experienced a further period of low demand and ongoing worldwide overcapacity during our 2002 financial year resulting in continuous price pressure.

Types of Semiconductors

        Semiconductors consist of a material such as silicon or gallium arsenide that can act as a switch allowing electrical current to flow under some conditions but not others. Semiconductors fulfill a wide range of functions in an increasing variety of applications. The technologies employed vary depending upon the function for which the semiconductor is used. The following chart describes the main types of semiconductors and their functions and gives examples of how each different type is used in a mobile telephone, a typical consumer product using semiconductors:

Analog Devices
Function: To Manage "real-world" phenomena such as sound and temperature.
Example: Sound amplifier.
Radio Frequency Devices
Function: To transmit, receive and manipulate radio signals.
Example: Transmitters and receivers.
Processors
Function: To process digital data.
Example: Digital signal processor, which interprets radio signals for conversion to voice; control processor to operate the telephone keypad.
Power Devices
Function: To manage electrical power supplies.
Example: Battery charger.
Memory Chips
Function: To store digital data.
Example: Storage of telephone numbers in a directory.
Opto Devices
Function: To transmit, receive and process light signals.
Example: LED displays; Infrared interfaces between the telephone and other equipment, for example, to permit data exchange between a telephone and a personal computer.
Sensors
Function: To convert physical signals into electrical signals.
Example: Microphone.

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

        As Siemens' Semiconductor Group, we pioneered the development of ICs for use in consumer products in the early 1960s. We produced the first radio-frequency chip set that was GSM-compatible in 1990 and the FingerTIP™ sensor, which registers and identifies fingerprints, in late 1998. In 2000, we introduced and commenced deliveries of a mobile telephone chipset for the Bluetooth standard, introduced the first dual mode GPRS/GSM single baseband chip, and received the first certification for a complete Bluetooth system. In 2001, we introduced the first OC-192 single-chip 10 gigabit-per-second transceiver in silicon-germanium for high-speed Sonet communications networks. In 2002, we successfully ramped up of manufacturing of 256-Mbit DRAM memory chips produced on a 300-millimeter wafer.

        We experienced compound annual revenue growth rates of approximately 17% from calendar year 1996 through calendar year 2001, compared with a semiconductor industry compound annual growth rate of 1%, according to industry data. In 2001 the semiconductor industry had its most dramatic downturn ever, with an estimated worldwide decline in semiconductor sales of 32% compared to 2000. According to the most recent study published by IC Insights, we rose from being the twelfth-largest supplier of semiconductors and systems worldwide in 1996 to the sixth-largest in the first half of calendar 2002.

        Our strategic objective is to achieve profitable growth by targeting fast-growing areas of the semiconductor industry and building upon our position as a leading innovator within the semiconductor industry.

        We recently introduced our "Agenda 5-to-1" program, setting forth the strategic goals that we aim to achieve during the next five years. We aim to increase our market share in order to become one of the four largest semiconductor companies in the world. We also seek to be among the top three suppliers of products in each of our business segments and to be the number one supplier in the semiconductor industry of systems solutions.

        To achieve the aims of the Agenda 5-to-1 program, we intend to:

  •
  Focus on providing technological solutions to meet the needs of a modern lifestyle. The development of new semiconductor products has always been primarily technology driven; the technical possibilities set the standard for development. In the future, we believe that the needs of individual consumers will determine the new trends in technology, as consumers demand solutions that improve the quality of life. Many of these solutions will be based on semiconductors, integrated with software and services into new platforms. In creating these solutions, we will focus on enhancing our existing semiconductor know-how in such areas as hardware and software design and system-on-chip integration with such promising new fields as nanotechnology, micro-mechanical systems and life sciences. In the future, we intend to combine our technical expertise in the areas of mixed-signal, radio frequency, power semiconductor, microcontroller and digital signal processor architecture with software products and consulting and systems integration services, in order to better serve the needs of our customers.

  •
  Build on our leadership in fast-growing areas served by our different business groups. Our goal is to achieve profitable revenue growth greater than that experienced by the semiconductor industry generally. We seek to do this by increasing market share and exploiting opportunities that allow us to achieve a leadership position in rapidly growing segments of each of the markets addressed by our five business groups: Wireless Solutions; Wireline Communications; Automotive & Industrial; Security & Chipcard ICs; and Memory Products. We believe that our strong relationship with leading customers in all of these businesses gives us significant competitive advantages.

  •
  Share risk and expand our access to leading-edge technology through long-term strategic partnerships with other leading industry participants. We have a demonstrated ability to establish and sustain long-term strategic relationships with major semiconductor companies such as IBM and Toshiba. We believe that close relationships allow us to share risks, reduce development costs and improve time-to-market. They also enable us to enhance our portfolio of intellectual property through worldwide access to the expertise of other industry leaders. We intend to continue to develop long-term strategic relationships with leading industry participants, both to manufacture products and to develop new process technologies and products.

  •
  Enhance our position in significant global markets. We currently develop, manufacture, market and sell products in Europe, North America and the Asia/Pacific region. An important element of our 5-to-1 growth strategy is to further penetrate those international markets that we believe have the greatest growth potential over the coming years. We intend to position Infineon as one of the leading suppliers in China and the United States, to maintain our position in Japan, and further strengthen our leading position in Europe and the rest of the Asia/Pacific region.

  •
  Enhance our position as an innovation and technology leader by continuing to invest in research and development. We believe that research and development is integral to the implementation of our overall strategy and essential to maintaining close relationships with our customers. Innovation will remain one of our top priorities for the future.

  •
  Retain senior management and other highly qualified personnel, in particular R&D personnel, by fostering employee ownership of our shares. In order to carry out our 5-to-1 strategy, we must continue to attract and retain highly-qualified and motivated employees. Therefore we have developed incentive plans and personnel development programs designed to encourage, recognize and reward superior technical expertise throughout Infineon. By offering selected employees the opportunity to participate in share ownership, we seek to ensure the alignment of the interests of our most qualified employees with those of our shareholders.

Products and Applications

        We design, develop, manufacture and market a broad range of semiconductors and complete systems solutions used in a wide variety of microelectronic applications.

        We are organized into five main business groups, four of which are application-focused—Wireline Communications, Wireless Solutions, Security & Chip Card ICs and Automotive & Industrial; and one of which is product-focused—Memory Products. We have decided to merge the activities of the Wireless Solutions and Security & Chipcard ICs segments into one operating segment called Secure Mobile Solutions and to report it as such with effect from October 1, 2002.

        The following table gives an overview of some of the more significant products and applications and the four largest customers of each of our business groups. One of the four largest customers of the Security & Chip Card ICs group in 2002 may not be disclosed due to a confidentiality agreement. This customer is not expected to be among the four largest customers in future years:

Principal Products, Applications and Customers

Business Group	Principal Products	Principal Applications	Four Largest Customers in the 2002 Financial Year
Wireline Communications	Codecs, SLICs, ISDN, DSL, T1/E1, SONET/SDH ICs for routing, switching and optical modules	Internet access, WAN, MAN and LAN	Alcatel AMP Avnet Siemens
Wireless Solutions	Baseband ICs, RF ICs, silicon discretes, semiconductors for mobile radio basestations	Mobile telephone systems, cordless telephone systems (major standards are GSM, GPRS, UMTS, WDCT, DECT and Bluetooth)	Nokia SAC Sagem Siemens
Security & Chip Card ICs	Security Memories, Security Controllers, FingerTIP™, MultiMediaCards™	Communications (SIM, prepaid), payment, identification (governmental, health, item management), computing (platform security, biometrics), entertainment (pay-TV, content protection)	Gemplus Giesecke & Devrient Oberthur SchlumbergerSema
Automotive & Industrial	Power semiconductors (discretes, ICs and modules), sensors and microcontrollers (8-bit, 16-bit, 32-bit) with embedded memory
		Automotive: Powertrain (engine control, transmission control), body and convenience (comfort electronics, air conditioning), safety and vehicle dynamics (ABS, airbag, stability control), infotainment (dashboard, car radio, telematics/navigation). Industrial: Power management & supplies, drives and power distribution	Bosch Hella SAC Siemens
Memory Products	Mainstream DRAMs (128-Mbit, 256-Mbit), high-end DRAMs (512-Mbit, Rambus, DDR), high-speed graphics DRAMs, low-power Mobile-RAMs, ASICs with embedded DRAM, hard disk drive controllers	Personal and notebook computers, PC upgrades, workstations and servers, communications equipment, PDAs, computer peripherals	Dell HP/Compaq Kingston Solectron

Wireline Communications

        Our Wireline Communications business group designs, develops, manufactures and markets semiconductors and fiber optic components for the communications access, WAN (Wide Area Network), MAN (Metropolitan Area Network) and Carrier Access (both Broadband and traditional Access) sectors of the wireline communications market. According to industry data (Dataquest 2002), we had a market share of approximately 4.6% of the worldwide sales of Wireline communications ICs in 2001 and a 7% market share in 2001 for fiber optic modules (RHK 2002).

        In the broadband access market, we are using our leading position in selected access technologies to develop and deliver products using advanced versions of DSL technology, including 10BaseS, VDSL, ADSL and SHDSL. Our Ethernet over VDSL product (10BaseS), which utilizes existing telephone lines to deliver Ethernet access, has been integrated by Cisco Systems into its Long-Reach Ethernet (LRE) product family. Additionally, it is currently used in modems manufactured by Far Eastern manufacturers, and is currently being deployed in volume to the consumer by Telecom operators in Korea. For ADSL, we offer a solution optimized for integrated voice and data targeted at the Digital Loop Carrier (DLC) market using an innovative splitterless approach. We also offer a power-efficient, complete SHDSL solution for both the customer side and central office equipment.

        Our traditional telecom products include ISDN chipsets, coders/decoders (commonly known as codecs) and subscriber line interface circuits, or SLICs, which are used in telephony-based products. Our leading market positions in each of these product areas, coupled with continuing development efforts to benefit our customers and the continued demand for traditional telecommunications products in emerging economies, will help us to maintain our market share and strengthen our close relations with our telecom customer base.

        We have broad expertise in fiber optics module development and IC-process technologies, such as silicon germanium (SiGe) and high speed CMOS. We have combined this expertise with the framing/mapping expertise of Catamaran Communications Inc., a company that we acquired in August 2001, in order to develop smart optical modules and IC solutions for high-speed linecards operating at rates up to 40 Gbit-per-second and have attained the market leadership position at this speed. Additionally, we have recently licensed a Spatial Reuse Protocol (SRP), Resilient Packet Ring (RPR) type technology from Cisco Systems to develop a new generation of framer mapper products for line speeds of 10GBps.

        The Wireline Communications business group recently shifted its R&D activities to focus on segments of the carrier access, optical and high-speed communications markets that we believe may provide earlier opportunities for higher growth and higher margins. Through this change of focus, we aim to exploit the many structural changes driving the wireline communications market and to better match the reduced carrier capital expenditure into network infrastructure equipment where our products are used, as a result of the telecom downturn. These changes include:

  •
  an increase in data traffic attributable to the growth of the Internet, which will drive a renewed demand for our traditional and broadband carrier access products;

  •
  the convergence of voice and data networks into a single infrastructure, driving the demand for Digital Loop Carrier products, especially into the North American market;

  •
  investment in carrier network access WAN and MAN core infrastructure to support the data bandwidth requirements; and

  •
  the emergence of the optical transponder concept, enabling the convergence of optical and electrical components, including data processing into a single module.

        The principal products of our Wireline Communications division are:

  •
  Optical Networking products. We deliver a wide range of solutions for high-speed linecards—from the optical components to the physical layer IC's through to and including the framing/mapping functionality. The physical layer IC's include ICs based on silicon germanium (SiGe) process technology, such as the industry's first 40G Mux/Demux, and high-speed CMOS transceivers at 10Gbps.

  •
  Fiber-optics products. We provide a wide range of fiber-optics components, including Gigabit Ethernet fiber-optic transceivers, a leading Parallel Optical Link, (PAROLI) product family and 10Gbps Ethernet modules based on the Xenpak and XPAK multi source agreement standard.

  •
  Carrier Access products. We offer a wide range of broadband access products, including 10BaseS, Ethernet over VDSL and an integrated POTS and ADSL solution for termination of voice and data on a single linecard. We are currently developing more advanced ICs for xDSL applications, Integrated Access Devices (IADs), 3G mobile base-stations, DLC's and DSLAMs. Additionally, we also offer high port density (24 and 48 ports) 10/100 Ethernet switching devices that combine these high speed switching capabilities with the 10BaseS transceiver technology into a complete system solution for the customer.

        The primary applications for our Wireline Communications devices are:

  •
  Communications applications, for wireline network infrastructure equipment. These applications include high speed optical line cards, public subscriber line cards, data access and Ethernet switching equipment, modems, multiprotocol access devices, digital loop carriers or DLC'S, digital subscriber line multiplexers, or DSLAMs, Integrated Access Devices or IAD's, high and mid range routers, and cellular base stations.

        We believe that our combination of expertise in fiber-optics and in ICs, together with our broad portfolio of patents and other proprietary mixed signal technology, provide us with a competitive advantage in many of the markets served by our Wireline Communications business group.

Wireless Solutions

        Our Wireless Solutions business group designs, develops, manufactures and markets semiconductors and complete system solutions for a range of wireless applications, including cellular telephone systems, short range wireless systems (such as cordless telephone systems and Bluetooth radios) and devices used in connection with the global positioning system. Our principal products in the wireless communications market include standard and customized radio-frequency products, baseband ICs and discrete semiconductors.

        We believe we are one of only a few suppliers that can provide to its customers the full range of radio-frequency and baseband semiconductors required for a cellular telephone, thereby enabling us to offer complete system solutions for the GSM/GPRS standards including a reference platform and the required software. We estimate that the worldwide market for semiconductors used in digital cellular telephone systems and pagers (including power management ICs) was approximately $5.6 billion in 2001, compared to $6.9 billion in 2000. After several years of strong growth, since 2000 the mobile communications market has been relatively weak. Cellular handset production and sales have remained at slightly more than 400 million units per year.

        We offer semiconductors and complete systems solutions to manufacturers of cellular telephone systems based upon the GSM and GPRS standards. The GSM standard is currently the dominant standard in much of the world for both voice and data transmission, and is also gaining in importance in the United States. According to market data, 59% of the year 2001 worldwide sales of radio-frequency and baseband semiconductors were made up of semiconductors based on the GSM standard. In 2002, GSM has remained the dominant standard, but has declined to approximately 51% of the world market. GPRS is an emerging standard derived from the GSM standard to enable packet-based, always-on mobile Internet applications. We have commenced shipment of baseband and radio-frequency chipsets able to operate under both the GSM and GPRS standards. We are currently developing chipsets for the so-called third generation UMTS standard that will significantly increase the bandwidth available to the user for mobile data exchange.

        We believe that the wireless solution business in particular presents growth opportunities for our wireless communications business, because our customers, especially in the low-end segment, will focus on applications and industrial design. We are able to provide complete platform designs.

        The CDMA standard is being promoted as a replacement for the analog standards in the United States. Based on several analyst studies we estimate that sales of radio-frequency and baseband semiconductors based on the CDMA standard accounted for approximately 18% of the semiconductor market for cellular telephones in 2002, up from 16% in 2001. We currently supply only radio-frequency semiconductors and power amplifiers for the CDMA standard.

        We are a leading supplier of complete systems solutions for short-range wireless applications based upon the Bluetooth standard as well as digital cordless telephone standards such as DECT used in Europe and WDCT used in the United States.

        We believe that Bluetooth, an open-systems standard for the delivery of data over a short-range wireless modem, is becoming increasingly important in the wireless communications market. We believe that Bluetooth could ultimately serve as a transmission standard for equipment within an office environment, including telephones, personal computers and printers. In this way, Bluetooth could serve as a replacement for wired or infrared transmission or as a means of providing cordless telephony. In 2002, worldwide sales of Bluetooth ICs is estimated at approximately 27 million units with the majority used in mobile telephones. In the first half of 2002, approximately one third of Bluetooth-equipped products contained our Bluetooth ICs (based upon market data by IMS Research). This includes the shipments of products of Ericsson Microelectronics acquired by Infineon Wireless Solutions.

        We also believe that the global positioning system is an important new market for ICs. New regulations will require all mobile telephones in the United States to be able to indicate the user's location by means of the global positioning system.

        As a result of our recently completed acquisition of Ericsson Microelectronics, we have entered the market for semiconductors for mobile radio basestations. The worldwide market for these semiconductors in 2002 is estimated to be between $2 and $3 billion. We currently produce high-end RF Power amplifiers and RF ASICS for this market and expect to extend our capabilities into the market for UMTS installations.

        In October 2002 we completed the establishment of StarCore LLC, a joint venture with Motorola Inc. and Agere Systems Inc. StarCore is headquartered in Austin, Texas, and focuses on the development and licensing of easily scalable DSP cores for applications in the communications field.

        In July 2002, we sold our gallium arsenide business (power amplifier and receivers) to TriQuint Semiconductor, Ltd. This is part of our strategy to optimize our product portfolio and to concentrate on our core competencies.

        The markets for products in which our wireless communications ICs are utilized are characterized by trends toward lower costs, increasingly rapid succession of product generations and increased system integration. Increasing demand for add-on applications such as multimedia are expected to increase the IC content of mobile telephones. We expect these trends to create further opportunities for suppliers of wireless communications semiconductors.

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

Security & Chip Card ICs

        Our Security & Chip Card ICs business group designs, develops, manufactures and markets security controllers, security memories and other semiconductor and systems solutions for use in security applications. According to industry data, we are the world's largest manufacturer of security and chip card ICs. According to Gartner Dataquest, we supplied approximately 51% of the approximately 2.2 billion chip card ICs sold in 2001, and had 38% of the worldwide chip card IC market based on turnover.

        The market for security and chip card ICs is driven by the trend toward increased security requirements of the key applications. Our products address customer needs in five principal sectors of the market: Communications, Payments, Identification, Computing and Entertainment. We address these market sectors with a product portfolio that includes security controllers, security memories and other semiconductor solutions for security applications. Our security controllers are complete computer systems on a chip based on a dedicated security CPU to provide security features like digital signature, access control, or encryption. Security memories combine a non-volatile memory with security logic functions to provide secure data storage.

        Our security and chipcard IC products include:

  •
  In the Communications sector, we provide chip solutions for mobile communications and for pre-paid cards for public telephones. About every third SIM card shipped contains an Infineon chip. Networks for the third generation of mobile telephony (so-called 3G) are currently being built in Europe and the United States. The increased bandwidth available to a 3G phone will allow it to be used for mobile banking and other mobile applications requiring greater memory capacity and higher security levels than are available in today's chips. We are utilizing our strong security expertise to develop security and chip card ICs that will meet the requirements of the 3G mobile communication market.

  •
  In the Payment sector, we offer chips and solutions for debit and credit cards. Our chip card controllers perform all of the functions required to issue a qualified electronic signature, enabling the debit or credit card holder to complete a purchase electronically. We also offer security chips used to quickly verify the validity of electronic tickets, such as those used in local public transport systems or as tickets for events.

  •
  In the Identification sector, we offer solutions for the identification of people and goods. Security chips in identity documents, such as identity cards, passports or driver's licenses, insurance certificates and other documents, allow automated identity checks and make these documents increasingly difficult to forge. The use of security chips allows only the authorized persons to see or change the stored data. Our radio frequency identification, or RFID, chips are used for applications in which it is necessary to identify and manage thousands or even millions of objects and goods quickly and reliably, or to track their positions. The RFID method can considerably reduce logistics expenditures, particularly for industries such as textiles or automobiles, which manufacture goods in numerous production stages at various locations around the world. Our FingerTIP™ system, which utilizes standardized microchip technology, is a miniaturized fingerprint sensor that enables a fingerprint to be recorded and identified using biometric processing, even on very small portable devices. We expect that such chips will be used in the future to replace personal identification numbers (PINs) and passwords.

  •
  In the Computing sector, we offer products and solutions to prevent unauthorized use of digital terminals, such as PCs, notebooks, PDAs, and smart phones, or to secure the data communication between the transmitter and receiver against manipulation. Our security controllers fulfill all the requirements for a qualified digital signature, allowing legally binding electronic purchases to be made worldwide. On a PC motherboard, our Trusted Platform Module (TPM) recognizes and prevents unauthorized access to stored data and attempted attacks by virus programs. Infineon's USBsec, a security controller with USB interface for use in chip cards and dongles, supports Public Key cryptography applications, secure registration in networks, and reliable authentication in e-commerce transactions. A FingerTIP™ biometric sensor integrated into a PC mouse or PC keyboard makes network access to data easier and more secure for the authorized user.

  •
  In the Entertainment sector, comprising digital and pay-TV, set-top boxes for multi-media use of TVs and the Internet, or game consoles that communicate with the Web, we address specific security requirements with different products and solutions. For such services as pay-TV, for example, our chip card ICs ensure that authorized users gain authorized access to content.

        Our technological expertise in circuit development, semiconductor process development, production and software have enabled us to achieve a leading position. In 2001 we strengthened our position in non-volatile mass storage technology by establishing the joint venture "Ingentix", which concentrates on the development of Nitrided Read Only Memory (NROM) flash memory products.

        With more than four billion units shipped, we have supplied a large portion of all chip card ICs currently in use. We supply security controller chips for some of the most sensitive identification projects worldwide, including the U.S. Department of Defense smart card program.

Automotive & Industrial

        The Automotive & Industrial business group designs, develops, manufactures and markets semiconductors and complete systems solutions for use in automotive and industrial applications. Automotive applications have typically accounted for approximately 60% of the business group's net sales, with the balance represented by industrial applications. According to Strategy Analytics, in 2001, our market share in terms of sales was approximately 8% of the automotive market, in which there is a large number of suppliers. We are the second-largest producer of ICs for automotive electronics worldwide and the largest in Europe. Within the fragmented market for industrial applications, we focus on power management and supply as well as drives and power distribution.

        The markets for both automotive and industrial semiconductors generally consist of four basic product classes: sensors, microcontrollers, power ICs and discrete semiconductors. Our Automotive & Industrial business group focuses on microcontrollers and power semiconductors, discrete semiconductors, modules and sensors. Power semiconductors handle higher voltage and higher current than standard semiconductors. The business group works closely with our other business groups to offer customers a full system solution, in the engine management, safety & chassis, body and convenience and telematics markets, in some cases including software.

        Automotive.    The market for semiconductors for automotive applications has grown substantially in recent years, despite relatively slow growth in automobile production worldwide. This growth is the result of increased electronic content in growing automotive applications in the areas of safety, power train management and body and convenience and comfort systems. This growth also reflects increasing substitution of mechanical devices such as relays by semiconductors in order to meet more demanding reliability, space, weight and power reduction requirements. This trend has been particularly pronounced in the area of power ICs that deliver additional short-circuit protection and other features.

        Power train applications, such as transmission control and exhaust control, comprise the largest portion of the market, followed by safety and vehicle-dynamics systems, driver information and in-car entertainment, infotainment and body and convenience systems. We believe that the new area of navigation and telecommunications equipment for automotive applications also provides growth opportunities, which we address in a common project together with our Wireless Solutions segment.

        We supply a wide range of semiconductors and complete systems solutions for applications in the automotive industry. These products include power semiconductors, microcontrollers, discrete semiconductors and silicon sensors, along with related technologies and packaging. The introduction of our TriCore™ 32-bit microcontroller product, which combines a microcontroller with digital signal processing capabilities in conjunction with an automotive-dedicated peripheral set, represented an important addition to our product offerings in the automotive area.

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

        Our principal automotive products include:

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

        In 2002 we introduced a new generation of embedded flash technology after having phased out production of selected unprofitable flash microcontrollers for automotive applications last year.

        We seek to exploit our strong relationship with, and proximity to, leading German and American car manufacturers and their suppliers, which have historically been at the forefront in using electronic components in cars, to strengthen our position in all segments of automotive electronics. We also seek to further strengthen our presence in the United States and to expand in other geographic areas, notably Japan. We believe that our ability to offer complete system solutions integrating power, analog and mixed-signal ICs and sensor technology is an important differentiating factor in the automotive market. We also believe that our strength in this relatively stable market complements our strengths in other markets that are subject to greater market volatility.

        Industrial.    The market for semiconductors for industrial applications is highly fragmented in terms of both suppliers and customers. It is characterized by a large number of both standardized and application-specific products. These products are employed in a large number of diverse applications in many industries such as factory automation, power supply and consumer products.

        We supply a broad range of semiconductor products for use in industrial automation and control systems. These products comprise power modules, discrete semiconductors and microcontrollers.

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

        Within the industrial segment, we focus on two major application segments, power management & supply and power conversion. We provide differentiated products combining diverse technologies to meet our customers' specific needs. We have identified white goods applications as an area of future growth.

Memory Products

        Our Memory Products business group designs, develops, manufactures and markets semiconductor memory products with various packaging and configuration options and performance characteristics for use in standard, specialty and embedded memory applications. We were the fourth largest producer of DRAM in terms of revenues in 2001, with a worldwide market share of approximately 11% according to IDC, compared to a 9.4% market share in 2000.

        The global market for DRAM has experienced strong cyclicality in the past and is expected to continue to show this behavior in the future. Price and therefore revenue volatility depends on the relation between supply and demand, leading to strong declines in times of oversupply and relative stability or even increases in times of shortage. Visibility for both supply and demand is restricted and therefore the market development is difficult to predict. In the late 1990s, the market substantially decreased in terms of value, with sales declining from approximately $41 billion in 1995 to approximately $14 billion in 1998, before rising to approximately $29 billion in 2000. In 2001, total sales again declined substantially to approximately $11 billion. As measured in megabits, however, demand increased substantially from 13 billion megabits in 1995 to 420 billion megabits in 2001. On a per-megabit basis, average selling prices for our DRAM products declined by approximately 65% in the 1998 financial year and 21% in the 1999 financial year, rose 11% in the 2000 financial year, and then again declined strongly by approximately 70% in the 2001 financial year and continued to decline by approximately 30% in the 2002 financial year. The turn-around in the 2000 financial year reflected capacity constraints in the semiconductor industry, a substantial increase in demand for DRAMs on a per-megabit basis, and the stabilization of the prices for these products, all of which contributed to substantially higher revenues in our 2000 financial year. The substantial price decline in the 2001 financial year—which resulted from worldwide oversupply due to reduced demand, especially in the PC segment—resulted in a substantial reduction in revenues from this business. In our 2002 financial year prices for our DRAM products rose in the first half of the year, due to increased demand and consolidation within the industry as a consequence of the low price level in the second half of 2001, before declining again in the second half of the year due to weak seasonal demand and increases in worldwide production.

        The memory market is characterized by a high rate of technological changes, with successive generations of products succeeding each other with high frequency. This rate of change is expected to continue in the future.

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

        Our principal memory products are mainstream DRAMs (128-Mbit and 256-Mbit), high-end DRAMs (512-Mbit), high-performance and low-power specialty DRAMs, as well as embedded DRAM products. We also offer ICs for mass storage applications based on logic and embedded DRAM technology. 128-Mbit and 256-Mbit DRAMs formed the largest part of our memory products sales in the 2002 financial year, while we expect the 256-Mbit DRAMs to be the leading product in the 2003 financial year. We believe that, depending on market conditions, high-end products such as 512-Mbit DRAMs and specialty DRAMs can offer opportunities to mitigate the effects of the cyclical nature of the memory products market.

        Our current product portfolio for commodity products includes Single Data Rate and Double Data Rate SDRAMs as well as DRAMs using Rambus architecture. Single Data Rate SDRAMs are being sold in 128-Mbit and 256-Mbit configurations. According to increasing market demands, we are currently offering 128-Mbit, 256-Mbit and 512-Mbit DDR (double data rate DRAM) products. The 128-Mbit and 256-Mbit products have been qualified at major key accounts for PC and server applications and all products have been validated on Intel platforms. The 512-Mbit DDR is used for high density modules (like 2 Gbyte registered DIMMS) dedicated to the server market, and has been successfully sampled to major customers. The 128-Mbit products are manufactured using our 0.17-micron technology and are declining in volume following reduced market demand, whereas both 256-Mbit and 512-Mbit SDRAM and DDR have been designed and are currently manufactured using our 0.14-micron technology.

        In addition to the commodity products, we have started to introduce various high-performance specialty DRAMs like the Mobile-RAM, Reduced Latency DRAM, Graphics RAM and the CellularRAM.

        The Mobile-RAM is a low-power SDRAM mounted in a small chip-size package and is dedicated to the market of Smart Phones, Personal Digital Assistants (PDAs) and palm-size computers. Volume production of the 128-Mbit and 256-Mbit Mobile-RAM started in early 2002.

        The Reduced Latency DRAM (RLDRAM) will be used for networking applications in high-end servers and routers. This type of DRAM offers high bandwidth and fast random SRAM-like data access. Volume production is expected to start to commence and increase ("ramp") early in 2003. We have partnered with Micron Technology to be able to offer the RLDRAM product line from two sources to our customers. This cooperation will also continue in future generations of RLDRAM products.

        The CellularRAM is a low-power pseudostatic RAM targeted at high data rate 2.5G and 3G cellular phones. It is furthermore pin compatible to SRAM solutions thus providing SRAM performance with the higher densities of DRAMs. We have again partnered with Micron as well as with Cypress to define product specifications, and plan to ship the CellularRAM to customers within the next 12 months.

        The Memory Products business group has developed a leading edge Read/Write channel technology in 0.13-micron technology for data storage systems supporting data speed up to 2 Gbit/sec.

        In addition to these products, we are also engaged in the development of new generations of standard DRAMs with one gigabit of capacity used for future IT infrastructure applications. Furthermore, we are participating in the development of future DRAM architectures like DDR II.

        Being one of the leaders in DRAM process technologies and small chip sizes, reduction of chip sizes is one of the key factors for cost reduction. In addition to standard DRAM technology, we also sell system-on-chip products with embedded DRAMs. System-on-chip products with embedded DRAM eliminate the need for chip-to-chip interfaces and are particularly well-suited for applications where component space saving, power saving and higher bandwidth are important, such as the graphics for notebook and personal computers, personal digital assistants and mobile devices.

        All of our production facilities are expected to be mostly converted to our 0.14-micron technology at the end of the 2002 calendar year, including our new 300-millimeter wafer facility at Dresden that has been ramping-up exclusively in the 0.14-micron technology since the end of the 2001 calendar year. With the volume production of high-density 256-Mbit SDRAM and DDR already established and deliveries of high-density 512-Mbit DRAMs already made to certain strategic partners, both using the advanced 0.14-micron process technology, we expect to achieve significant manufacturing cost reductions. In addition, we have developed 0.11-micron process technology that will allow us to further reduce costs. We expect to begin manufacturing using this technology during the 2003 calendar year.

        We have invested heavily throughout the DRAM market cycle, including during the last downturn in 1998, to maintain and build upon our leadership in DRAMs and high-end process technology. We aim to continue to be a worldwide leader in DRAM process technology. Due to our belief in the positive long-term growth prospects of the memory business, we have successfully implemented our 300-millimeter plans and have ramped up the new Dresden production facility to 16,000 wafer starts per month by the end of our 2002 financial year. It is one of the first production facilities of its kind worldwide to manufacture semiconductors on a production scale using 300-millimeter technology. This technology will initially be used for DRAM production and with this we expect to significantly reduce our per-unit production costs. Due to current market conditions, however, we have delayed equipping our Richmond manufacturing facility with 300-millimeter technology, and expect to recommence this effort in the 2003 financial year. In addition, we have licensed further technologies to ProMOS, granting it the right to manufacture, develop and sell certain of our DRAM products using 0.17-micron, 0.14-micron and 0.11-micron production processes subject to certain restrictions imposed by the contract, as well as to utilize our 300-millimeter technology. Moreover, in May 2002, we signed a product purchase and capacity agreement with the Taiwan based DRAM manufacturer Winbond. Therein we license our 0.11-micron DRAM technology to Winbond in exchange for output of commodity DRAMs manufactured by Winbond using our technology. In November 2002 we entered into agreements with Nanya, another Taiwanese DRAM manufacturer, for the joint development of 90-nanometer and 70-nanometer DRAM technologies as well as the construction of a jointly-owned 300-millimeter DRAM manufacturing facility in Taiwan.

        Despite the fact that we have reduced our planned investments for the 2003 financial year in response to the current market conditions, we are still committed to our productivity improvement roadmap including the shrinking to next generation technologies and the conversion of the DRAM production from 200-millimeter wafers to 300-millimeter wafers.

        As a consequence of the current downturn in the semiconductor market, we have adjusted the business strategy of our Memory Products business group. Within the embedded DRAM segment, we decided in the 2001 financial year to suspend the launching of new projects and the development of future embedded DRAM technology generations. Nevertheless, we are committed to fulfilling our contracts and obligations in this area.

        Although the market for DRAM has experienced severe price erosion in the 2001 and 2002 financial years, we expect to benefit from any potential future increases in demand for DRAMs resulting from increased demand for servers and for personal computers with Internet access. We also believe that our leading role in high-end and high-performance DRAMs provides us with opportunities in the market for workstations and servers. With a further broadening of our product portfolio, we believe we will be able to reduce the volatility of our business and strengthen relationships with our customers.

Customer, Sales and Marketing

Customers

        We sell our products to customers located in Germany, the rest of Europe, the United States and the Asia/Pacific region, including Japan. We sell to customers directly and through international and domestic distributors, including the Siemens sales organization.

        We target our sales and marketing efforts in the field of demand creation at approximately 340 direct customers worldwide. Of these direct customers, 12 are currently deemed corporate accounts and an additional 30 are deemed major customers. We sell our products through our worldwide sales organization, as well as through distributors, sales representatives and, in some smaller markets, the Siemens sales organizations.

        The responsibility for all direct accounts as well as the management of our indirect sales channels lies within our global sales organization. All strategic accounts are approached on a global basis by global teams having a dedicated global account manager assigned to this account. Within the indirect sales channel, our sales organization manages relations with our third-party sales representatives, which are located primarily in the United States, and with the Siemens sales organizations in certain countries. All other customers are served through our network of independent distributors, which are managed by our global distribution sales organization. This group coordinates all aspects of channel management and marketing activities of distributors worldwide. Reflecting the changing value and supply chain in our and our customers' industry, we have installed a specific Electronic Manufacturing Service (EMS) sales force that manages our relationships with EMS providers, such as Flextronics and Solectron. In all cases, we seek to serve the individual customer through the most appropriate channel—and thereby to best serve our customers while minimizing our sales costs.

        Only one customer, the Siemens group, accounted for more than 5% of our net sales in the 2002 financial year.

        We focus our sales efforts on semiconductors customized to meet our customers' needs. We therefore seek to design our products and solutions in cooperation with our customers so as to become their preferred supplier. We also seek to create relationships with our major customers that are leading in their market segment and have the most demanding technological requirements in order to obtain the system design expertise necessary to compete in the semiconductor markets.

        We have sales offices throughout the world. We believe that this global presence enables us not only to respond promptly to our customers' needs, but also to be involved in our customers' product development processes and thereby be in a better position to design customized ICs and solutions for their new products. We believe that cooperation with customers that are leaders in their respective fields provides us with a special insight into these customers' concerns and future development of the market.

        We believe that a key element of our success is our ability to offer a broad portfolio of technological capabilities and competitive services to support our customers in providing innovative and competitive products to their customers and markets. This ability permits us to balance variations in demand in different markets and, in our view, is a significant factor in differentiating us from many of our competitors.

        The following paragraphs provide more detailed information relating to the customers of each of our business groups.

        Wireline Communications.    The Wireline Communications business group sells products for telecommunications and data communication applications to a world-wide customer base, targeted at a new generation of Internet infrastructure applications, primarily in Europe and the Asia/Pacific region. In 2002, the Siemens group was the business group's largest customer, followed by other leading telecommunication and data communication companies including Alcatel, Ericsson and Nortel.

        Sales of our traditional wireline products in the European and North American markets have declined significantly since 2000, due to the severe downturn in infrastructure investment by telecommunications companies in those markets. We have therefore increasingly focused our sales and marketing efforts on customers in Asia, and in particular in Korea, Japan and China, where our xDSL and fiber optic products are still in demand.

        Wireless Solutions.    Customers for cellular telephone applications demand products that range from our own complete system IC kits to ASICs that we produce to customer design and specifications. Customers for cordless telephone or Bluetooth applications typically purchase complete system IC kits. We seek to increase our wireless communications sales by offering complete systems solutions, including software.

        More than 50% of this business group's sales are to three major customers: the Siemens group, Sagem and Nokia, of which the Siemens group is the largest. We supply the major share of baseband IC and radio-frequency requirements of Siemens and of Sagem. Nokia purchases from us silicon discretes and radio-frequency ASICs.

        Security & Chip Card ICs.    The Security & Chip Card ICs business group derives a large portion of its revenues from large-scale projects. Four key accounts—Giesecke & Devrient, Gemplus, Oberthur Card Systems and SchlumbergerSema—accounted for the largest part of business generated. The business group's customers are mainly card manufacturers, acting both on their own account and as directed by their own service-provider customers. As service providers play an increasingly important role in shaping the market in future years and as their technological requirements become more complex, we have a dedicated department that focuses on the creation of business opportunities and development of new markets for security applications. Most of the business group's sales are made to customers in Europe.

        Automotive & Industrial.    In the automotive segment, which includes sales of microcontrollers, our customer base includes most of the world's major automotive suppliers. Two major customers, Bosch and the Siemens group, together accounted for approximately one-third of the segment's net sales in the 2002 financial year. Bosch purchases products mainly for automotive applications. The Siemens group purchases semiconductors for automotive and industrial applications. Sales of automotive products are made primarily in Europe and, to an increasing extent, the United States.

        In the industrial segment, the Siemens group is the single largest customer, but the bulk of the industrial segment's sales are made in small volumes to customers that are either served directly or through third-party distributors. Our sales of industrial products vary by type of product, with devices for drive and power conversion applications sold primarily in Europe and the United States, and devices for power management and supply sold primarily in Asia (other than Japan) and Europe.

        Memory Products.    The Memory Products business group sells memory devices, primarily DRAMs, in the United States, Europe and the Asia/Pacific region, including Japan. We focus our marketing efforts for memory products on a number of manufacturers of personal computers and servers that are growing faster than others, that provide stable demand and that we believe to be good partners for product development. In the 2002 financial year, our major customers included the leading PC and server manufacturers worldwide.

        The business group's major customers are served on a global basis, with sales efforts and deliveries in all regions where the customer has operations. For each of these major customers, the business group seeks to be among its top three suppliers of DRAMs in terms of both quality and volume. The business group also sells commodity and specialty DRAM products to a number of smaller customers.

Sales and Marketing

        We create and fulfill the majority of our net sales directly, though we increasingly make sales through our global network of distributors and partners in the Electronic Manufacturing Services (EMS) segment. A very small and decreasing portion of sales are still made through the Siemens group sales organizations.

        To better serve our customers, our Account Managers develop, maintain, manage and coordinate all aspects of our relationship and activities with each major customer. Twelve Corporate Account Executives are responsible for the global relationships with our most important strategic customers. The relationships with all other customers that are active on a worldwide basis are overseen by dedicated Account Managers. Our regional sales units service the global accounts based in that region, as well as regional accounts that are the key players in their local markets. In some smaller markets, such as Spain, Portugal, and Poland, we continue to use the Siemens group sales organizations.

        In addition, we increasingly cover indirect accounts through our worldwide network of independent distributors, with whom we frequently have major and even global distribution agreements. This distribution network is managed by our worldwide Sales Distribution organization, which coordinates all aspects of distribution channel management and increases our market activities in the broad market.

        Many of our traditional customers are relying increasingly on EMS providers to manufacture their products, and many of our customers in newer industries have always outsourced their production. Infineon has responded to this market trend by establishing an internal EMS sales organization that focuses on the market leaders in the EMS industry. Our EMS global account managers and dedicated support personnel ensure a high service level and smooth transfers of manufacturing from OEM (Original Equipment Manufacturer) to EMS. The EMS sales organization is also chartered to secure a significant share of the standard product purchase of these largest users in the industry and to enter strategic partnerships in design & technology projects.

        As of September 30, 2002, we had approximately 2,000 sales and marketing employees worldwide. Most of these employees are trained engineers who not only act as sales representatives but also provide technical support.

        Up to 30% of the compensation paid to sales personnel has historically been tied to performance, though compensation structure varies from region to region. The amount of the variable portion of compensation actually received by our sales personnel depends upon a combination of factors, including revenues attributable to the customers for which they are responsible, securing potential future business (design wins) and the achievement of individual goals.

        To support our sales efforts, strengthen the relationship with our customers and improve our service levels, we utilize internet-based systems solutions. These enable us to reduce our response time to existing customers and to market inquiries.

        Since becoming an independent company, we have utilized advertising campaigns in the general and trade press to establish and strengthen our identity as an independent semiconductor provider. We sustain our advertising efforts and participate actively in trade shows, conferences and events to strengthen our brand recognition and industry presence.

Backlog

        Standard Products.    Cyclical industry conditions—in the memory market, in particular—make it undesirable for many customers to enter into long-term, fixed-price contracts to purchase standard (i.e., non-customized) semiconductor products. As a result, the market prices of our standard semiconductor products, and our revenues from sales of those products, fluctuate very significantly. Most of our standard non-Memory products are priced, and orders are accepted, with an understanding that the price and other contract terms may be adjusted to reflect market conditions at the delivery date. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, we believe that the backlog at any time of standard products such as memory products is not a reliable indicator of future sales.

        Non-standard Products.    Logic products are more customized than memory products. Therefore, orders are generally made and prices are determined well in advance of delivery. Quantities and prices of these logic products may nevertheless change between the times they are ordered and when they are delivered, reflecting changes in customer needs and industry conditions. During periods of industry overcapacity and falling sales prices, customer orders are generally not made as far in advance of the scheduled shipment date as during periods of capacity constraints, and more customers request logistics agreements based on rolling forecasts. The resulting lower levels of backlog reduce our management's ability to forecast optimum production levels and future revenues.

        The following table shows our backlog for logic products at the dates specified:

Backlog as of

(€ in millions)
September 30, 2002	893
September 30, 2001	1,189
September 30, 2000	2,427

        We include in backlog only those orders for which we have received a completed purchase order. Our backlog was high at the end of the 2000 financial year compared with prior financial years mainly due to the significantly increased demand for semiconductors throughout the industry, particularly in the last six months of the 2000 financial year, and to the fact that we were operating at or near production capacity for many applications and were therefore unable to satisfy increased order levels during the period. Reduced demand, order cancellations and postponements of deliveries under existing purchase contracts during the second half of the 2001 financial year resulted in rising inventories and reduced backlog at the end of the period. During the 2002 financial year, inventory levels have been further reduced and adapted to the run rates. Because of possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any later period.

Competition

        The markets for many of our products are intensely competitive. We face significant competition in each of our product lines. We compete with other major international semiconductor companies, some of which have substantially greater financial and other resources with which to pursue engineering, manufacturing, marketing and distribution of their products. Smaller niche companies are also increasing their participation in the semiconductor market, and semiconductor foundry companies have expanded significantly. Competitors include manufacturers of standard semiconductors, application- specific ICs and fully customized ICs, including both chip and board-level products, as well as customers that develop their own integrated circuit products and foundry operations. We also cooperate in some areas with companies that are our competitors in other areas.

        The following table shows key competitors for each of our business groups in alphabetical order:

Key Competitors By Business Group

Wireless Solutions	ADI, Conexant, Hitachi, National Semiconductor, Philips, Rohm, ST Microelectronics and Texas Instruments
Wireline Communications	Agere, Agilent, AMCC, Broadcom, Globespan, Intel, Legerity, Mindspeed, Motorola, PMC-Sierra, ST Microelectronics, Texas Instruments, Sumitomo and Vitesse,
Automotive & Industrial	Fairchild, Hitachi, International Rectifier, Mitsubishi, Motorola, NEC, ON Semiconductors, Philips, ST Microelectronics, and Toshiba
Memory Products	ELPIDA, Hynix, Micron Technology and Samsung
Security & Chip Card ICs	Atmel, Hitachi, Philips, Samsung, and ST Microelectronics

        Competition among semiconductor suppliers has intensified in recent years. Memory products, particularly DRAM ICs, have seen the fiercest competition, but we expect that competition among suppliers of ICs used for logic products will become at least as intense, if not more so, in the next few years.

        We compete in different product lines to various degrees on the basis of product design, technical performance, price, production capacity, product features, product system compatibility, delivery times, quality and level of support. Innovation and quality are competitive factors for all business groups. Production capacity and delivery reliability play a particularly important role in the Memory Products business group, where customers demand delivery within a very short period of time, and in the Automotive & Industrial business group.

        Our ability to compete successfully depends on elements both within and outside of our control, including:

  •
  successful and timely development of new products, services and manufacturing processes;

  •
  product performance and quality;

  •
  manufacturing costs, yields and product availability;

  •
  pricing;

  •
  our ability to meet changes in our customers' demands by altering production at our facilities;

  •
  the breadth and capability of our service offering; and

  •
  the competence and agility of our sales and marketing organization.

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

        Front-end.    In the first step, the front-end process, electronic circuits are produced on wafers made either of silicon or, in some cases, gallium arsenide, which we buy from outside sources. The front-end production process involves a series of patterning, etching, deposition and implantation processes. At the end of the front-end process, we test the chips for functionality.

        We believe that we are one of the leaders in the semiconductor industry in terms of the structure size on our wafers. Structure size refers to the minimum distances between electronic structures on a chip. Smaller structure sizes increase production efficiencies in the manufacture of memory and logic products. The structure size of our current logic products is as small as 0.13 micron using copper wiring. The structure size of our current memory products is as small as 0.14 micron.

        High-end mask technology is a prerequisite for achieving small structure size. A mask is a master image of a circuit pattern used to produce ICs. Currently we design all of the masks that we use in the patterning part of the front-end process at our Munich Balanstrasse facility. In May 2002 we established the Advanced Mask Technology Center, a joint venture with AMD and DuPont Photomask located in Dresden, to develop leading-edge photo masks. At the same location, DuPont Photomask is setting up a mask foundry for high-end photomasks. Both plants will be operational by late 2003 and will then replace the Munich facility as our mask provider. The resources of the Munich facility will then be transferred to the joint venture.

        Our front-end manufacturing facilities for advanced logic ICs mainly use 8-inch (200-millimeter) silicon wafers. In March 2001 we signed a joint venture agreement with UMC for the construction and operation of a 300-millimeter front-end production site in Singapore. See "—Principal Alliances". The start of production is planned for 2004, but the schedule may be adjusted to meet our actual capacity requirements.

        In fiscal year 2002, we successfully migrated a significant proportion of the memory production to 300-millimeter technology. Both our Dresden facility and our ProMOS joint venture in Taiwan have achieved full production qualification on 300-millimeter wafers, using 0.14-micron technology and a 256-Mbit DRAM product. At September 30, 2002, approximately 70% of our memory capacity had been converted to 0.14-micron technology. The migration to 300-millimeter production and 0.14-micron technology should substantially reduce our overall cost for memory chips.

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

Facilities

        We operate manufacturing facilities around the world, including through joint ventures in which we participate. The following table shows selected key information with respect to our current manufacturing facilities:

Current Manufacturing Facilities

	Year of commencement of first production line	Principal products or functions
Front-end facilities: wafer fabrication plants
Dresden, Germany(1)(2)	1996	DRAM, ASICs with embedded DRAM and embedded Flash memory, logic ICs
Richmond, Virginia(1)	1998	DRAM
Hsinchu, Taiwan(1)(3)	1997	DRAM
Essonnes, France(4)	1963(5)	Logic ICs and ASICs with embedded DRAM, embedded Flash
Munich Perlach, Germany(6)	1987	High frequency; sensors
Villach, Austria(7)	1979	Power, smart-power and discretes
Regensburg, Germany(8)	1986	Non-volatile memory, power and logic ICs; High Frequency ICs
Warstein, Germany	1947(9)	High power
Back-end facilities: assembly and final testing plants
Dresden, Germany(1)	1996	DRAM components and modules
Richmond, Virginia(1)	1998	DRAM components and modules
Porto, Portugal(1)	1997	DRAM components and modules
Malacca, Malaysia(1)	1973	DRAM components and modules, discretes, power, opto components
Singapore	1970	Assembly & test for newer lines of logic ICs
Batam, Indonesia	1996	Assembly & test for more mature lines of logic ICs, Power ICs
Regensburg, Germany	2000	Chip card modules
Wuxi, China	1996	Opto couplers, discretes, chip card modules
Berlin, Germany	1986	Fiber optic components and modules
Trutnov, Czech Republic	1994	Fiber optic cables, components and modules
Warstein, Germany	1947(9)	High power
Cegléd, Hungary	1997	High power
(1)
During the 2002 financial year, we produced DRAM principally in 128-Mbit, 256-Mbit and 512-Mbit configurations.

(2)
Approximately 15% of the 8-inch capacity was used for the production of non-memory ICs in the 2002 financial year.

(3)
ProMOS, a joint venture with Mosel Vitelic, Inc. ("MVI"), in which we hold an approximate 30% equity interest, and are entitled to 48% of its capacity based on our licensed technology. We have terminated the shareholders agreement between us and the main shareholder in ProMOS, MVI and may not have the same capacity entitlement after December 31, 2002, when the shareholders agreement terminates.

(4)
ALTIS Semiconductor, our joint venture with IBM in which we own 50% plus one share. Our share in the production of the joint venture is 50%.

(5)
The current main production line began operations in 1991.

(6)
Also contains our 6-inch gallium arsenide production line which we will continue to operate into 2003. We sold our gallium arsenide business to TriQuint in 2002.

(7)
This facility is in the process of conversion from 6-inch to 8-inch processes. The timing of the conversion will depend on market demand.

(8)
This facility is in the process of conversion from 6-inch to 8-inch processes. The timing of the conversion will depend on market demand. This facility will also be used as a second front-end production site for power ICs.

(9)
The current main production line began operations in 1991.

        Our front-end facilities currently have a capacity of approximately 80,000 wafer starts per week (in 8-inch equivalents). As a result of reduction in chip demand in financial year 2002, we have not utilized all of our non-memory facilities to their full capacity. To partially offset this underutilization, we have converted available production lines to the production of DRAM ICs and automotive products and have reduced our use of silicon foundries in selected product areas. We have also taken measures such as shift reduction, temporary ramp-down of equipment and other general cost reduction measures to reduce the economic impact of underutilization.

        Generally, we use foundries to assist us in meeting demand for increased chip volumes. In recent years, we have enhanced our manufacturing cooperation with UMC, particularly with respect to front-end production of EEPROM, flash technology for our chip card IC products, and CMOS baseband products for wireless communications. During 2002, we established a Joint Development Program (JDP) to develop advanced CMOS technologies at sizes of 90-nanometer and smaller. The JDP is a joint project among Infineon and UMC. We believe that the JDP will strengthen the integration of UMC's silicon foundries into our manufacturing strategy.

        In 1998, we introduced our memory "fab cluster" concept. It consists of our world-class fabrication facilities in Dresden, Hsinchu (ProMOS) and Richmond and corresponding back-end sites in Dresden, Malacca, Richmond and Porto. The fab cluster concept allows us to use best processes to maximize quality and enables us to ship memory products from multiple sites. We can therefore supply memory products to anywhere in the world from any of the fabrication facilities in our fab cluster. We believe that the fab cluster reduces our exposure to delivery problems. Also, by locating our facilities in different areas, we can recruit talent globally.

        We have devoted substantial resources to reducing our production costs over the past several years and believe that costs at our Dresden and Richmond DRAM manufacturing facilities and our ProMOS joint venture DRAM manufacturing facility in Hsinchu are currently comparable with those of our lowest-cost competitors.

        We will extend the fab cluster concept to include fabrication sites of our Taiwanese partners Winbond, with whom we have signed a technology licensing and capacity foundry agreement, and Nanya, with whom we have agreed to construct a jointly-owned 300-millimeter manufacturing facility in Taiwan.

        The new jointly-owned 300-millimeter manufacturing facility, which will employ the production technology developed under our joint development agreement with Nanya, is expected to be constructed in two phases. The first phase is projected to be completed by the second half of the 2004 calendar year, and to give the facility an initial capacity of around 20,000 wafer starts per month, of which we will be entitled to half. The first 300-millimeter wafers are planned to be processed using the new 90-nanometer process at the end of the 2003 calendar year. The second phase is anticipated to be completed in the 2006 financial year, and to increase capacity to around 50,000 wafer starts per month. For further information on the agreements with Nanya, see "Operating and Financial Review—Subsequent Events" above.

        We had no unplanned production stoppages in the 2002 financial year. While the recent flooding in Dresden, Germany, did not directly affect production at our facilities there, manufacturing processes were hampered by indirect effects of the flooding on our suppliers and our workforce. Because we had advance notice that flooding was likely to occur, we were able to implement contingency plans in order to minimize the effects of the flooding.

Research and Development

        Research and development (R&D) is critical to our continuing success, and we are committed to maintaining high levels of research and development expenditures. The amount of our R&D spending has increased significantly over the years. In financial years 2001 and 2002 we curtailed our overall R&D spending from the levels originally planned in response to the difficult market conditions. The table below sets forth information with respect to our research and development expenditures for the periods shown:

Research and Development Expenditures

	Financial year ended September 30,
	2000	2001	2002
Expenditures in millions (net of subsidies received)	€1,025	€1,189	€1,060
As a % of net sales	14%	21%	20%

        Most of our R&D activities are concentrated in the following areas: product development, process technology, reusable cores and modules, computer-aided design and libraries, packaging technology and basic research.

        Our logic ICs belong to the most complex system-on-chip designs and require a wide variety of intellectual property and sophisticated design-methodologies, for example to combine high performance with low power consumption. We believe that our emphasis on intellectual property and methodologies for logic ICs and their protection through patents will enable us to strengthen our position in the logic IC market and that our expertise in mixed-signal devices is a particular competitive strength.

        Process technologies have been another important focus for our R&D activities, as we have sought to reduce structure sizes and develop new processes. We have successfully ramped up our high-performance process technology using structure sizes of 0.13-micron, allowing for up to eight layers of copper-metallization. We are in the early phase of introducing a 90-nanometer process and have a technology roadmap for the next several years encompassing structure sizes down to 65-nanometer. Our process technologies benefit from many modular characteristics, including special low-power variants, analog options and high-voltage capabilities. In addition we have successfully transferred our 0.14-micron process for memory ICs to our 300-millimeter wafer fabs. We are currently preparing to produce our first logic products on 300-millimeter wafers at our foundry partner UMC.

        In recent years we have devoted substantial resources to improving our R&D processes. In particular we have improved our computer-aided design (CAD) systems and our libraries. CAD systems are a crucial tool for our product designers. Libraries are databases that contain templates and standard design-elements that are common to multiple products. We believe that our efforts in these areas enable us to reduce development cycle times and optimize our designs with regard to a higher performance and reduced power consumption.

        We also incur R&D expenditures through the purchase of businesses that have R&D projects in process, but which have not yet reached the technological feasibility stage. In financial year 2002, we incurred in-process R&D charges of €37 million related to our acquisition of Ericsson Microelectronics, while in financial year 2001 we incurred an in-process R&D charge of €69 million related to the acquisitions of Ardent and Catamaran.

        Our R&D activities are mainly managed within our business groups. A central development group conducts those R&D projects that are of strategic importance, where the results are used across all business groups. Very advanced basic or theoretical research, for example in the field of nano-electronics, is conducted by our central research department.

        We maintain an extensive network of cooperation arrangements with technical institutes and universities to remain current with technological developments.

        Research and development activities are conducted at locations throughout the world. The following table shows our significant research and development locations and their respective areas of competence:

Research and Development Locations

Location	Areas of Competence
Munich, Germany	Main product development site; CAD, library, simulation technologies, layout synthesis, mixed signal, radio-frequency, DRAM, 16-bit microcontrollers, ASICs with embedded DRAM, chip card ICs
Aalborg, Denmark	Systems for wireless communications
Bangalore, India	Software development
Berlin, Germany	Fiber optics
Bristol, England	32-bit microcontrollers, computer peripherals
Dresden, Germany	Flash and DRAM technology development
Düsseldorf, Germany	Mobile communications, radio frequency
Duisburg, Germany	Microcontrollers and power controllers
Durham, North Carolina	Memory development
Graz, Austria	Chip card ICs, radio frequency
Grenoble, France	High-speed communications ICs
Linz, Austria	Radio frequency
Longmont, Colorado	ICs for hard disk drive controllers, Fiber optics
Netanya, Israel	Communications ICs
Nuremberg, Germany	Software for wireless systems
Padova, Italy	Automotive and industrial ICs
Princeton, New Jersey	Radio frequency
Regensburg, Germany	Packaging, testing
San Jose, California	32-bit microcontrollers, computer peripherals, communications ICs
Santa Cruz, California	ICs for hard disk drive controllers
Singapore	Logic ICs, 8/32-bit microcontrollers, telecommunications
Sophia Antipolis, France	Modules for radio-frequency ICs, digital signal processing, library

Swindon, England	Wireless and Wireline telecommunications
Ulm, Germany	Radio frequency
Vienna, Austria	Mobile Communications
Villach, Austria	Power semiconductor products, mixed signal, automotive and telecommunications applications
Warstein, Germany	High power semiconductors
Williston, Vermont	High-performance DRAM

        At September 30, 2002 our research and development staff consisted of nearly 5,400 employees working in our R&D units throughout the world, a net reduction of approximately 130 compared to September 30, 2001. Approximately 350 of these R&D staff members are employed by the Ericsson Microelectronics unit that we acquired in September 2002.

Intellectual Property

        Intellectual property rights in our various products include patents, copyrights, trade secrets, trademarks, utility models, design patents and maskwork rights. Our patents primarily relate to IC designs and process technologies. We believe that our intellectual property is a valuable asset and intend to protect our investment in technology.

        At September 30, 2002, we owned more than 30,300 patents or pending patent applications in countries throughout the world. These patents make up approximately 7,600 patent "families", or groups of patents and patent applications originating from the same invention. At September 30, 2002, approximately 82% of our patent families included granted patents or patent applications registered in Europe, approximately 55% included granted patents or patent applications registered in the United States, and approximately 36% included granted patents or patent applications registered in Asia. We filed patent applications for some 1,480 patent families around the world in the 2001/2002 financial year. As of September 30, 2002, approximately 3,180 of our patent families included at least one patent granted in the United States or Europe.

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

  •
  We have granted Siemens the right to sublicense the Infineon Patents with the scope of its business pursuant to cross-license agreements entered into before such date as Siemens ceases to own or control more than 50% of our company's shares. Siemens may only grant such license rights, however, with respect to products that are part of other products that are themselves with the scope of Siemens' business. In addition, Siemens may not grant third parties "have made" rights with respect to the Infineon Patents, nor may Siemens cross-license Infineon Patents that relate to information handling systems.

  •
  We and Siemens grant each other the above mentioned rights and licenses under each other's patents for which an application has been filed prior to the date at which Siemens' direct or indirect equity ownership of our company drops to 50% or less.

        On December 5, 2001, Siemens AG announced that it had given up its voting rights with respect to the shares that it held directly in our company and transferred 200 million of our shares into a trust. This trust has announced that it does not intend to vote the shares in our annual general meeting. We understand that, as a result of this transfer, Siemens claims to no longer control the voting rights over a majority of the shares in our company. Upon ceasing to be a majority-controlled subsidiary of Siemens, we have lost rights under a number of patent cross-license agreements originally entered into by Siemens and third parties. In anticipation of this possibility, we have entered into patent cross-license agreements with many of these third parties that extend or transfer to us the relevant company's cross-license arrangements with Siemens. In addition we have negotiated new contracts and are engaged in continuing negotiations with several major industry participants.

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

        As part of our strategy, we have entered into a number of long-term strategic alliances with leading industry participants for the manufacture of products and for research and development relating to the development of new products and manufacturing process technologies. These strategic alliances confer a number of important benefits, including:

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

        The following table shows our most important memory-related strategic alliances, as well as their respective activities and locations:

Strategic alliances for memory products

Partner	Technology	Activity	Location
IBM	0.11-micron DRAM process	R&D in both product and technology development	East Fishkill, New York/Burlington, Vermont
	MRAM (magnetic non-volatile memory)	R&D in both technology development and early stage product development	East Fishkill, New York
Toshiba	FeRAM (ferro-electric non-volatile memory)	R&D in both product and technology development	Yokohama, Japan
Nanya	90 and 70-nanometer DRAM process	R&D in both product and technology development	Dresden, Germany/ Taoyen, Taiwan

Logic Products

        In order to remain at the forefront of technological advancement and to share initial costs inherent in bringing out successive generations of logic products, we have entered into a number of strategic alliances with selected partners for research and development and manufacturing activities in relation to logic products.

        The following table shows our most important logic-related strategic alliances, as well as their respective activities and locations:

Strategic alliances for logic products

Partner	Technology	Activity	Location
IBM	0.13-micron and 90-nanometer CMOS process	R&D in both product and technology development	East Fishkill, New York/Burlington, Vermont
UMC	0.13-micron Embedded Flash and 90-nanometer CMOS process	R&D in both product and technology development	Singapore/ Hsinchu, Taiwan
UMC	65 and 45-nanometer CMOS process	R&D in both product and technology development	Singapore/ Hsinchu, Taiwan

Principal Alliances

        Our principal alliances are with IBM, UMC, Nanya and MVI:

        IBM.    In 2000, we entered into a joint development agreement with IBM to develop future generations of DRAM process technologies down to feature sizes of 0.11-micron.

        In 1997, we entered into a joint development agreement with IBM to develop common process technologies for manufacturing logic products with feature sizes of 0.13-micron and 90-nanometer. UMC participated with us and IBM in this arrangement from January 2000 through June 2002.

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

        On December 21, 2001, the ALTIS joint venture refinanced its bridge loan in part by executing a €110 million revolving loan with a syndicate of financial institutions. The loan is not guaranteed by the shareholders of ALTIS, Infineon and IBM. In connection with this refinancing, Infineon and IBM each extended term loans to ALTIS, which are subordinated to the syndicated revolving loan. As of September 30, 2002, €76 million of the loan was scheduled for repayment in July 2004.

        UMC.    In 2000, we entered into a joint development agreement with UMC, a leading semiconductor foundry, to develop common process technologies for the manufacturing of logic products with embedded flash memory capabilities based on a feature size of 0.13-micron.

        In addition, in March 2001, we entered into a joint venture agreement with UMC and a third party investor to construct and operate a 300-millimeter semiconductor facility. The joint venture, which is named UMCi, will provide integrated circuit foundry services utilizing 300-millimeter wafer production lines, and will produce, develop and sell integrated circuits in wafer, die and packaged form. As part of the transaction, we have agreed to transfer specified technology, including 300-millimeter manufacturing techniques and certain process commercializations from our joint development arrangement with IBM and UMC relating to CMOS manufacturing; provided, however, that we will not be required to transfer any information to UMCi that we are not otherwise permitted to disclose. On December 27, 2001, UMCi extended a loan of $55 million to us, which bears interest at market rates and is due on December 27, 2002.

        In 2002, we entered into a joint development program with UMC to develop common process technologies for the manufacturing of logic products based on feature sizes of 65-nanometer and 45-nanometer.

        Nanya.    On November 13, 2002, we entered into agreements with Nanya, which establish our strategic cooperation in the field of standard DRAM memory products. Under the terms of these agreements, we will co-develop and share development costs for advanced 90-nanometer and 70-nanometer production technologies for 300-millimeter wafers. We also agreed to establish a joint venture for the production of DRAM chips, and the construction of a new jointly-owned 300-millimeter manufacturing facility in Taiwan.

        The new jointly-owned 300-millimeter manufacturing facility, which will employ the production technology developed under our joint development agreement with Nanya, is expected to be constructed in two phases. The first phase is projected to be completed by the second half of the 2004 calendar year, and to give the facility an initial capacity of around 20,000 wafer starts per month, of which we will be entitled to half. The first 300-millimeter wafers are planned to be processed using the new 90-nanometer process at the end of the 2003 calendar year. The second phase is anticipated to be completed in the 2006 financial year, and to increase capacity to around 50,000 wafer starts per month. For further information on the strategic relationship with Nanya, see "Operating and Financial Review—Subsequent Events" above.

        MVI.    In 1996, Siemens formed the ProMOS joint venture with MVI to produce 64-Mbit DRAM ICs at a fabrication facility in Hsinchu, Taiwan. Siemens took an initial 38% interest in the joint venture (now reduced to 29.9%), which Siemens now holds in trust for us. In 2001, ProMOS issued bonds convertible into its shares; if all of these bonds were to be converted, our ownership interest would be reduced to approximately 28.5%. Siemens also licensed relevant technology to MVI and ProMOS and assisted them in implementing this technology. ProMOS' shares have been listed on the Taiwan Stock Exchange since May 13, 1999.

        During the 2000 financial year, we entered into new technology transfer agreements with ProMOS that included 300-millimeter wafer fabrication technology and several generations of semiconductor production process technology, including 0.17, 0.14 and 0.12-micron technology. Substantially all of ProMOS' production of these products is reserved for sale to MVI and us. We have also agreed to provide technology improvements and on-going technological support. As part of this agreement we will receive certain lump-sum payments relating to these licenses upon delivery or qualification of the technology transferred and, additionally, royalty payments based on sales of specified products. The first technology qualification was completed in September 2000.

        On October 4, 2002, we announced that we had cancelled the shareholders' agreement relating to the ProMOS joint venture between our company and MVI due to repeated material breach of the agreement by MVI. The termination is effective as of January 1, 2003. We did not exercise our right under the shareholders' agreement to exercise a call option to acquire the ProMOS shares held by MVI or a put right to require MVI to acquire the ProMOS shares held by us. The product purchase and capacity reservation agreement, which establishes the rights and obligations of both shareholders to purchase product from ProMOS, will also terminate upon termination of the shareholders' agreement. We are evaluating several courses of action including the negotiation of a new supply agreement with ProMOS which, pursuant to the Articles of Association of ProMOS, would require a super majority approval of the ProMOS Board of Directors, and therefore the approval of MVI's representatives. There can be no assurance that such an agreement will be secured or that it will be approved by the ProMOS Board of Directors.

Acquisitions and Dispositions

        In furtherance of our goal of developing and accessing world-class intellectual property and development resources, we have undertaken a number of acquisitions, entered into several joint ventures and made a variety of financial investments, including through Infineon Ventures, our venture capital investment group. In addition to the arrangements concluded as part of our strategic alliances described above, the main transactions completed in the 2002 financial year are:

Acquisitions and Joint Ventures

        In May 2002, we formed the Advanced Mask Technology Center (AMTC), a joint venture with Advanced Micro Devices Inc. (AMD) and DuPont Photomask Inc. (DPI). The AMTC is located in Dresden, Germany, and is owned one-third by each of the three companies. The facility will be used to develop and pilot-manufacture next-generation lithographic photomasks for exposing patterns of wafers. Construction of the facility is scheduled for completion in early 2003, with the start of production planned for mid-2003. We have also entered into a 10-year supply agreement with DPI under which DPI will be our strategic supplier of standard photomasks. Under the agreement, we will transfer certain of our photomask production assets to DPI.

        In September 2002, we completed the acquisition of Ericsson Microelectronics (MIC) by issuing 27,500,000 ordinary shares of our company. This transaction makes us a strategic supplier of important components for Ericsson in the areas of wireless infrastructure and mobile phones. Ericsson and Infineon expect to expand their cooperation for current and future wireless solutions, including cooperation in the supply of components for the so-called "2.5G" and "3G" wireless networks. With the acquisition, we have expanded our business in Bluetooth solutions and RF components for mobile phones as well as mobile infrastructure. MIC is one of the world's largest suppliers of Bluetooth components and we expect to strengthen our existing leading market position in ICs for the Bluetooth market through the acquisition of MIC. In the infrastructure segment, MIC is one of the world's largest manufacturers of high-end power amplifiers and is one of the major suppliers and design partners of Ericsson, the market leader in base stations. We have also entered into a strategic supply agreement with Ericsson for a period of two years to deliver wireless solution products.

        In October 2002, we have established StarCore LLC, a joint venture with Motorola Inc. and Agere Systems Inc. StarCore is headquartered in Austin, Texas, and focuses on the development and licensing of easily scalable DSP cores. We have transferred our CARMEL™ DSP core design and licensing business, including our subsidiary Infineon Technologies Development Center Tel Aviv, into the StarCore joint venture.

Dispositions

        In December 2001, we completed the second step of the sale of our infrared components business to Vishay International. The infrared components business formed part of our Other Operating segment. After the first step, which was finalized in July 2001, we retained control of a majority of the manufacturing facility in Krubong, Malaysia, in order to guarantee a smooth transition of the business to Vishay. The total consideration received from Vishay was approximately $120 million. We recognized a pre-tax gain of €39 million on the sale in the 2002 financial year.

        On July 1, 2002, we completed the sale of our gallium arsenide business, reflected in the Wireless Solutions segment, including specified non-manufacturing tangible and intangible assets, as well as specified customer contracts and liabilities. We received initial cash proceeds of €50 million. The initial purchase price may be increased based on certain contingencies, including the level of gallium arsenide product sales generated by the purchaser through September 30, 2004. The additional proceeds if any, would be recognized once the contingency has been resolved and the amounts are realizable. We have agreed to supply the purchaser with a minimum quantity of gallium arsenide products substantially below market prices through June 2003. Accordingly, €44 million of the proceeds is deferred and will be recognized over the term of the supply agreement as products are sold. The divestiture resulted in a pre-tax gain of €2 million.

Infineon Ventures Investments

        Beginning in the 1999 financial year, we initiated a program of minority investments in start-up companies through Infineon Ventures, our venture capital unit. These investments are an important tool for us in accessing innovative new technologies and emerging business opportunities related to our business. Individual investments made through Infineon Ventures typically range in size from €0.25 million to €6 million. We invested some €8 million in the 1999 financial year, €36 million in the 2000 financial year, €56 million in the 2001 financial year and €13 million in the 2002 financial year. Our active portfolio of venture capital investments currently comprises some 30 companies in a wide range of electronics-related areas. We have also made investments in three venture capital funds active in areas related to our business. In order to reflect current market conditions and based on management judgment of the realizable value of each active portfolio company we have included impairments in the amount of €26 million in the 2002 financial year.

Employees

        We employed a total of approximately 30,400 employees as of September 30, 2002. For a further description of our workforce by location and function over the past three years, see "Operating and Financial Review—Other Matters—Employees".

        A significant percentage of our employees, especially in Germany, are covered by collective bargaining agreements determining remuneration, working hours and other conditions of employment, and are represented by works councils. Works councils are employee-elected bodies established at each location in Germany and also at a company-wide level (Infineon Technologies AG). Works councils have numerous rights to notification and of codetermination in personnel, social and economic matters. Under the German Works Constitution Act (Betriebsverfassungsgesetz), the works councils must be notified in advance of any proposed employee termination, they must confirm hirings and relocations and similar matters, and they have a right to codetermine social matters such as work schedules and rules of conduct. Management considers its relations with the works councils to be good. A separate works council exists at our subsidiaries in Dresden (Infineon Technologies Dresden GmbH & Co. OHG and Infineon Technologies SC 300 GmbH & Co. KG). The members of the senior management (Infineon Technologies AG) are represented by a senior management committee (Sprecherausschuss).

        During the last three years we have not experienced any major labor disputes resulting in work stoppages. During the most recent collective bargaining round, in April 2002, brief "warning" strikes occurred at our facilities in Regensburg and Munich, in which approximately 230 of our employees were involved for approximately 45 minutes.

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

        In two separate decisions in April and May 2001, the district court in the U.S. proceedings dismissed all of Rambus' claims against us. After trial, a jury also found in our favor on our related counterclaim of fraud in connection with Rambus' participation in an industry standards-setting group called JEDEC. The jury awarded us $3.5 million, which was reduced to $350,000 pursuant to Virginia state law. Following post-trial motions, the judge awarded us an additional $7.1 million in attorney fees and legal costs, set aside part of the jury's fraud verdict that related to DDR SDRAM, and granted an injunction that bars Rambus from asserting, against our synchronous DRAM products (SDR SDRAM and DDR SDRAM) that comply with JEDEC's standards, any current or future U.S. patent directed to certain technologies described in the JEDEC standards. Rambus and Infineon appealed to the Court of Appeals for the Federal Circuit (CAFC) and oral argument was heard by the CAFC on June 2, 2002. The CAFC has not yet rendered a decision and it is not possible to predict the outcome. In addition, the proceedings in the German court are still active. An expert report commissioned by the court was rendered in May 2002 but the court has not yet made its decision on the basis of this report and thus we still cannot predict the outcome of this case. The German court is not bound by the decision of the U.S. courts and could rule in favor of Rambus on certain or all of its claims.

        If we were to be enjoined from producing SDRAM and DDR DRAM products, our financial condition and results of operations would be materially and adversely affected, as we would have either to stop producing our SDRAM and DDR DRAM products or enter into licensing arrangements with Rambus, under which we might have to pay substantial licensing fees. The affected products currently constitute substantially all of the products of our Memory Products business group. This business group contributed net sales of €1,844 million and a loss before interest, minority interest and taxes of €616 million in the 2002 financial year.

        We also license RDRAM technology from Rambus. Our use of this technology is not in dispute in these proceedings.

        Other Matters.    In October 1999, Deutsche Telekom AG notified us of a potential contractual warranty claim in respect of chips supplied by us for Deutsche Telekom calling cards. The claim relates to damages allegedly suffered by Deutsche Telekom as a result of such cards being fraudulently reloaded by third parties, Deutsche Telekom originally alleged damages of approximately €90 million as a result of these activities, reflecting damages suffered and the cost of remedial measures, and sought compensation from both Siemens and us. In September 2001, however, Deutsche Telekom brought an action in the State Court (Landgericht) in Darmstadt, Germany against Siemens alone, and increased the alleged amount of damages to approximately €125 million. Siemens served third party notice on us on December 21, 2001. A first oral hearing is currently scheduled for January 2003. We still cannot foresee the outcome of the proceedings. Should Siemens be found liable, we could be responsible for payments to Siemens in connection with certain indemnifications provided to Siemens at our formation. We have investigated the Deutsche Telekom claim and believe that it is without merit.

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

        In October 2002, our North American subsidiary was named as a party in a lawsuit filed in Federal Court in California, alleging that our subsidiary had misappropriated certain trade secrets and other proprietary information related to access cards for digital television systems. The complaint against our subsidiary was made in a countersuit filed against a provider of satellite-TV services, which had alleged in the original claim that the party making the counterclaim against our subsidiary had, itself, misappropriated trade secrets. The counterclaim also alleges that our subsidiary and the satellite-TV service provider had conspired to infringe the third party's patents and had colluded to create unfair competition. The complaint seeks unspecified damages and an injunction against further violations. The lawsuit is at a very preliminary stage and it is impossible for us to predict the outcome, however, we intend to vigorously defend against it.

        Our U.S. subsidiary Infineon Technologies North America received a grand jury subpoena from the U.S. District Court for the Northern District of California on June 19, 2002, seeking information regarding a Department of Justice probe into possible antitrust violations in the DRAM industry.

        On June 21, 2002, a class action lawsuit was filed in the U.S. District Court for the Southern District of New York against our U.S. subsidiary, Micron Technologies Inc., Hynix Semiconductor, Inc. and Samsung Electronics Company, Ltd. and certain subsidiaries of each corporation. The suit alleges violations of the Sherman Act relating to the sale and pricing of memory products. The "class period" runs from December 1, 2001 through June 20, 2002. The complaint seeks treble damages for the alleged damages sustained by class members, in addition to costs and reasonable attorneys' fees. A number of additional class action lawsuits have been filed against us and other DRAM manufacturers alleging violations of the Sherman Act relating to the sale and pricing of memory products. All of these cases have been stayed pending a decision from the Joint Panel on Multidistrict Litigation on consolidation. In addition, a number of cases have been filed in California alleging violation of the Cartwright Act; those are also subject to a stay. The Company is unable to predict the outcome of these suits.

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

Environmental Protection and Sustainable Management

        Our global Environmental Management System is designed to eliminate or to minimize the negative impact of our manufacturing processes on the environment, our employees and third parties. All of our production sites worldwide are either already matrix certified according to ISO 14001 or we are taking steps to include these sites in this certification.

        Environmental protection means not only complying with legal regulations, but also adherence to a continual process of improvement of our products and the operation of our plants and facilities. It also means educating our staff in environmental issues and motivating them to take part in environmental management issues. When developing new products or designing our production processes, we take care to minimize the possible environmental impact of production and activities. For example, our new 300-millimeter production lines have been designed to substantially reduce the consumption of energy, raw materials and supplies utilized in production. We are implementing a global database to record the chemical substances and compositions that are used in our manufacturing processes. The database will permit us to better assess the risk characteristics of these substances and to avoid harmful effects on our employees and on the environment.

        Many hazardous substances or materials are needed for semiconductor production. Most of our processes are carried out in closed loops and systems that eliminate the impact of hazardous substances or materials on our employees' health. We regularly test and monitor those employees whose work may expose them to the aforementioned substances or materials, in order to detect any potential health risks and take appropriate remedial measures by an early diagnosis. As part of the Environmental Management System, we train our employees in the proper handling of hazardous substances.

        Where we are not able to eliminate adverse environmental impacts entirely, we aim to minimize the impact to an acceptable level. For example, we utilize PFCs (perfluorinated components) as etching agents in the production of semiconductors. As early as 1992, we started to install waste air filter systems to reduce PFC emissions. We are signatories to a voluntary declaration by the European Semiconductor Industry that has the goal of reducing overall PFC emissions by 2010 by approximately 10% from the emission level of 1995. Assuming an annual production volume growth within the semiconductor industry of 15%, that would represent an emission reduction by 2010 of approximately 90% from the 1995 level.

        Because the damage and loss caused by a fire at a semiconductor facility can be severe, we have constructed and operate our facilities in ways that minimize the specific risks and that enable a quick response if a fire should occur. We expect to continue to invest in fire prevention and response at our facilities.

        In connection with our formation, Siemens retained certain facilities located in the United States and certain related environmental liabilities. Businesses that were contributed to us have conducted operations at some of these facilities and, under applicable law, could be required to contribute to the environmental remediation of these facilities despite the fact that these sites were retained by Siemens. We currently know of no further investigations at these sites. It is therefore impracticable to quantify our potential exposure, if any, to liability for remediation of the U.S. facilities that Siemens retained.

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

        Our Dresden facility is built on the site of a former Soviet military base. Environmental contamination was discovered and cleaned up on this site by the previous owner. We have conducted further investigations to confirm that no additional contamination exists. We consider the risk of exposure to be immaterial.

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

        Significant capital and operating expenditures may arise in connection with a proposed European Directive and other legislation proposed in various countries, including Germany, providing for heightened obligations regarding the collection, recovery and disposal of electrical and electronic equipment. This legislation will result in "take-back" obligations of manufacturers and/or responsibility of manufacturers for the financing of the collection, recovery and disposal of such products. Our products constitute electronic equipment according to the draft Directive. The end-of-life obligations may affect us as suppliers to electrical and electronic equipment producers and as producers of electronic equipment. These measures would affect our entire industry, but we are not able to estimate any additional costs we would have to incur to comply. This legislation is expected to come into effect in early 2003 and must be implemented in the member states of the European Union 18 months later.

        Another proposal of the European Commission, which has also been approved by the European Parliament, provides for a ban on the use of lead and some types of flame retardant in manufacturing electronic components. The majority of our products will be delivered lead and halogen free to our customers in 2004. We therefore expect to introduce complying products to the market earlier than required by European Union law.

Real Property

        We own approximately 1.8 million square meters of property primarily at our facilities at Batam (Indonesia), Cegléd (Hungary), Dresden (Germany), Munich (Germany), Porto (Portugal), Regensburg (Germany), Richmond (Virginia), Singapore, Villach (Austria), Warstein (Germany) and Wuxi (China). In addition, we have long-term rental agreements in respect of our premises in Berlin (Germany), Düsseldorf (Germany), Munich (Germany), Bristol (England), Tokyo (Japan), Tel Aviv (Israel) and Trutnov (Czech Republic). We also have a number of long-term lease arrangements, including on our premises in Essonnes (France), Malacca (Malaysia), San Jose (California) and Singapore, as does our ProMOS joint venture at Hsinchu (Taiwan). We believe that these properties are rented or leased on ordinary market terms and conditions.

        We are currently in the design and planning phase for the construction of a new headquarters facility near Munich. We are negotiating an agreement with Moto Objekt Campeon KG under which that company will finance and build a campus-style corporate headquarters and research and development center for our use in the South of Munich. We expect to occupy the center under an operating lease arrangement towards the end of 2004. We can provide no assurance that this project will be completed.

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

Supervisory Board

        Our supervisory board consists of 16 members. The shareholders, by a majority of the votes cast by the shareholders in a general meeting, elect eight members and the employees elect the remaining eight members. The employee representatives on the supervisory board consist of two representatives of the trade unions represented in the Infineon group in Germany and representatives of white- and blue-collar workers proportionately. Blue- and white-collar workers each elect their representatives and they together elect the representatives of the trade unions, either via delegates or directly. All current shareholder representatives on the supervisory board were elected at general shareholders' meetings held on January 19, 2000 and January 22, 2002, except Mr. Kley, who was appointed by a court to replace retiring members. All of the current employee representatives were appointed by a court pursuant to Section 104 of the German Stock Corporation Act. The employees have not yet called elections for employee members of the supervisory board. If and when such elections are held, the elected members will replace the members appointed by the court.

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

        Our supervisory board has established an Investment, Finance and Audit Committee, comprising the chairman of the supervisory board, who serves as chairman of the committee, and two other members of the supervisory board, one of whom is elected from the shareholder representatives and the other from the employee representatives on the supervisory board. The Investment, Finance and Audit Committee carries out the functions normally carried out by the audit committee of a U.S. company, among other duties, including:

  •
  preparing the decisions of the supervisory board regarding approval of our company's annual financial statements, including review of the financial statements, our annual reports, the proposed application of earnings and the reports of our auditors;

  •
  reviewing the interim financial statements of our company that are made public or otherwise filed with any securities regulatory authority;

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

        The investment, finance and audit committee also supports the supervisory board in its duty of supervising our business and may exercise the oversight powers conferred upon the supervisory board by German law for this purpose. Decisions of the investment, finance and audit committee require a simple majority.

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

        The present members of our supervisory board, their ages, the year in which their term expires and their principal occupations are as follows:

Supervisory Board Members

Name	Age	Term expires		Other business activities
Max Dietrich Kley(1)(2)(3)(4) Chairman (since August 28, 2002)	62	2005	Deputy Chairman of the management board of BASF AG
Additional positions
Member of the supervisory boards of:
Bayerische Hypo- und Vereinsbank AG, Munich
Gerling NCM Credit and Finance AG, Cologne
RWE Plus AG, Essen
 Comparable positions
Basell N.V., Hoofddorp, Netherlands
Cazenove Group Plc., London, Great Britain
Member of the board of administration of Landesbank
Rheinland-Pfalz, Mainz
Company positions
Chairman of the supervisory boards of:
BASF Coatings AG, Münster
Wintershall AG, Kassel
 Comparable positions
Member of the board of directors of BASFIN
Corporation, Mt. Olive, USA
Chairman of the advisory board of BASF Innovationsfonds GmbH, Ludwigshafen
Member of the advisory boards of:
WIEH GmbH, Berlin
				WINGAS GmbH, Kassel
Alfred Eibl*(1)(2)(3) Deputy Chairman	53	2004	**	Member of the works council Munich Balan-/ St.-Martin-Strasse

Dr. h.c. Martin Kohlhaussen(1) Deputy Chairman	66	2005
Chairman of the supervisory board of Commerzbank AG
Additional positions
Member of the supervisory boards of:
Bayer AG, Leverkusen
Heraeus Holding GmbH, Hanau
HOCHTIEF AG, Essen
KarstadtQuelle AG, Essen
Linde AG, Wiesbaden
Schering AG, Berlin
ThyssenKrupp AG, Dusseldorf
				Verlagsgruppe Georg von Holtzbrinck GmbH, Stuttgart
Ender Beyhan*	34	2004	**	Member of the central works council Member of the works council, Munich-Perlach
Johann Dechant*	37	2004	**	Deputy Chairman of the works council, Regensburg-West
Dr. Joachim Faber	52	2005
Member of the management board of Allianz AG
Additional positions
Member of the supervisory boards of:
Berlinwasser Holding AG, Berlin
 Comparable positions
Societa Metallurgica Italiana S.p.A., Florence, Italy
Company positions
Member of the supervisory board of Allianz Capital Partners GmbH, Munich
 Comparable positions
Deputy chairman of the board of administration of Allianz Risk Transfer, Zurich, Switzerland
Member of the board of administration of
				RASBANK S.p.A., Milan, Italy
Heinz Hawreliuk*	55	2004	**
Head of the company codetermination department of IG Metall
Additional positions
Member of the supervisory boards of:
Astrium GmbH, Ottobrunn
DaimlerChrysler Aerospace AG, Munich
DaimlerChrysler Luft- und Raumfahrt Holding AG, Munich
Eurocopter Deutschland GmbH, Donauwörth
				Siemens AG, Berlin and Munich

Dr. Stefan Jentzsch	41	2005
Member of the management board of Bayerische Hypo- und Vereinsbank AG
Additional positions
Member of the supervisory board of Deutsche Börse AG, Frankfurt
Company positions
Chairman of the supervisory boards of:
HVB Systems GmbH, Munich
HVB Info GmbH, Munich
INDEXCHANGE Investment AG, Munich
Deputy chairman of the supervisory boards of:
DAB bank AG, Munich
Vereins- und Westbank AG, Hamburg
 Comparable positions
Bank Austria Creditanstalt AG, Vienna, Austria
Chairman of the boards of administration:
HVB Asset Management GmbH, Munich
HVB Private Clients GmbH, Munich
				Member of the board of administration of Bank von Ernst & Cie AG, Bern, Switzerland
Klaus Luschtinetz*	59	2004	**
Chairman of the central works council
Chairman of the works council, Munich Balan-/
    St.-Martin-Strasse
Additional positions
Comparable positions
Member of the board of administration of Siemens
				Employees Health Insurance, Munich
Karl Heinz Midunsky(2)(3)	58	2005
Corporate Vice President and Treasurer of Siemens AG
Additional positions
Member of the supervisory boards of:
Gerling-Konzern Speziale Kreditversicherungs-AG, Cologne
Hannover Rückversicherungs-AG, Hanover
Company positions
Chairman of the supervisory board of Krauss-Maffei Wegmann Verwaltungs-GmbH, Munich
Deputy Chairman of the supervisory boards of:
Risicom Rückversicherung AG, Grünwald near Munich
Siemens Dematic AG, Munich
Siemens VDO Automotive AG, Munich
Member of the supervisory boards of:
BSH Bosch und Siemens Hausgeräte GmbH, Munich
OSRAM GmbH, Munich
 Comparable positions
Member of the board of Fujitsu Siemens Computers (Holding) B.V., Amsterdam, Netherlands
				Member of the board of administration of Siemens Building Technologies AG, Zurich, Switzerland

Wolfgang Müller*(4)	54	2004		Director of Organization; IT Industry, IG Metall Bavaria
Univ.-Prof. Dr.-Ing. Ingolf Ruge	67	2005		Professor at the Technical University Munich
Michael Ruth*	42	2004	**
Vice President, Business Administration, Wireless Solutions; Representative of senior management
Company positions
Comparable positions
Member of the boards of shareholders' representatives:
    Comneon GmbH&Co. OHG, Nuremberg
    Comneon electronic technology GmbH&Co. OHG,
        Linz, Austria
Member of the advisory board of DICE Danube Integrated Circuit Engineering GmbH & Co. KG, Linz, Austria
				Member of the board of directors of Infineon Technologies Wireless Design Denmark A/S, Aalborg, Denmark
Gerd Schmidt*(2)	48	2004	**	Deputy Chairman of the central works council Chairman of the works council, Regensburg-West
Dr. rer. nat. Martin Winterkorn	55	2005
Chairman of the management board of AUDI AG
Member of the management board of Volkswagen AG
Additional positions
Member of the supervisory board of Salzgitter AG, Salzgitter

Company positions
Comparable positions
Member of the supervisory boards:
SEAT S.A., Barcelona, Spain
				Lamborghini Holding S. p. A., Italy
Dr. Ing. Klaus Wucherer	58	2005
Member of the management board of Siemens AG
Additional positions
Member of the supervisory board of Deutsche Messe AG, Hanover
Company positions
				Member of the supervisory board of BSH Bosch and Siemens Hausgeräte GmbH, Munich

Comparable positions
Chairman of the boards of administration of:
Siemens Ltd., Beijing, PR China
Siemens E&A, Atlanta, USA
Siemens K.K., Tokyo, Japan
Yaskawa Siemens Automation & Drives/YSAD, Tokyo, Japan (until June 2002)
Member of the boards of administration of:
Eviop-Tempo, Athens, Greece
Siemens Building Technologies, Zurich, Switzerland
Siemens Ltd., Mumbai, India
(1)
Member of the Executive Committee.
(2)
Member of the Mediation Committee.
(3)
Member of the Investment, Finance and Audit Committee.
(4)
Mr. Müller was legally appointed to replace Sabine Wankel upon her resignation. Mr. Kley was legally appointed by order of August 16, 2002 to replace Dr. Mihatsch following his resignation.
*
Employee representative.
**
Unless replaced earlier by another member elected in an election held by the employees.

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

        The present members of our management board, their ages, the year in which their term expires and their positions are as follows:

Management Board Members

Name	Age	Term expires	Position and Outside Directorships
Dr. Ulrich Schumacher	44	2008	Chairman, President and Chief Executive Officer; Member of the supervisory board of Deutsche Bahn AG, Berlin
Peter Bauer	42	2008	Executive Vice President and Chief Sales and Marketing Officer; Member of the supervisory board of Siemens VDO Automotive AG, Munich
Peter J. Fischl	56	2008	Executive Vice President and Chief Financial Officer
Dr. Sönke Mehrgardt	54	2003	Executive Vice President and Chief Technology Officer; Member of the supervisory boards of Loewe AG and Loewe Opta GmbH, Kronach
Dr. Andreas von Zitzewitz	42	2008	Executive Vice President and Chief Operating Officer; Member of the supervisory board of Steag Hamatech AG, Sternenfels

        All current members have served in their positions since April 1, 1999. Since our company did not have a management board prior to its formation, the actual positions of the management board members of our company at the beginning of the 1999 financial year were different.

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

Compensation

        Under our articles of association, the annual compensation is €25,000 for each member of the supervisory board. The chairman of the supervisory board receives 200% of this amount and each of the deputy chairman and each member of certain committees receive 150% of this amount. The aggregate compensation of the members of our supervisory board for the 2002 financial year was €526,833 (consisting of fixed components €526,833, variable components €0 and consideration for other personally rendered services €0). In addition, all members of the supervisory board receive 1,500 share appreciation rights (Wertsteigerungsrechte) per year, which are granted and may be exercised for cash under the same conditions as options granted under the then current long-term incentive plan.

        The aggregate remuneration of the five members of our management board in respect of the 2002 financial year consisted of €1.6 million in fixed salaries, plus options to purchase an aggregate of 290,000 shares. These options had an aggregate fair value at their grant date of €2.8 million (which is not reflected as compensation expense under U.S. GAAP). These options have an exercise price of €23.70 per share; will become exercisable no earlier than December 4, 2003, subject to the condition that the trading price of our ordinary shares on the Frankfurt Stock Exchange will have reached the exercise price on at least one trading day; and will expire on December 3, 2008. Bonuses in the aggregate amount of €3.2 million were accrued with respect to the members of the management board for the 2002 financial year.

        During the 2002 financial year, we made the standard annual grant of 1,500 share appreciation rights to each member of our supervisory board, as described above, but did not grant any additional options to the members of our supervisory board.

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

        As of September 30, 2002, options to purchase an aggregate of 10,471,570 shares were outstanding under the 1999 plan, of which options to purchase 1,302,000 shares were held by members of our management board. The 1999 plan was discontinued and, accordingly, we no longer grant options under that plan.

        The exercise price of the options granted under the 1999 plan is 120% of the average closing price of our company's shares on the Frankfurt Stock Exchange over the five trading days preceding the date of grant. Holders of options may exercise them during the seven-year period following the date of grant but only if the share price of our company has reached the exercise price at least once during a trading day in Xetra or its successor during the duration of the option and only after the second anniversary of the date of grant. In addition, holders may not exercise an option within fixed time periods prior to or following publication of our quarterly or annual results.

        When options are exercised, our company may either issue new shares from its conditional capital or deliver previously issued shares.

        2001 International Long-Term Incentive Plan.    In April 2001, we adopted the Infineon Technologies AG 2001 International Long-Term Incentive Plan, which we refer to as the 2001 plan. Under the 2001 plan, we have the authority over a five-year period to grant non-transferable share options to members of our management board, to the members of the top management of our subsidiaries, and to other senior level executives and employees with exceptional performance of Infineon Technologies AG and our subsidiaries. We may grant options covering up to 2.5 million shares to members of our management board, 6.3 million shares to members of the top management of our German and foreign subsidiaries, and 42.7 million shares to senior level executives and employees with exceptional performance below management board level of Infineon Technologies AG and below top management level of domestic and foreign subsidiaries. We may not grant options under the 2001 plan covering more than 51.5 million shares in our company in the aggregate. As of September 30, 2002, options to purchase an aggregate of 9,411,640 shares were outstanding under the 2001 plan, of which options to purchase 290,000 shares were held by members of our management board.

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

        The exercise price of the options granted under the 2001 plan is 105% of the average opening share price of our company's shares on the Frankfurt Stock Exchange over the five trading days preceding the date of grant. Options granted under the 2001 plan have a term of seven years after the date of grant and may be exercised after the second anniversary of the date of grant at the earliest, but only if the share price of our company has reached the exercise price at least once during a trading day. In addition, holders may not exercise an option within fixed time periods prior to or following publication of our quarterly or annual results.

        When options are exercised, our company may either issue new shares from its conditional capital, deliver previously issued shares or elect to settle the options in cash.

Employee Share Purchase Program

        We have implemented an employee share purchase program, or ESPP, under which most of our employees (including employees of designated subsidiaries) will be offered the opportunity to purchase our shares at a discount. The ESPP is administered by a committee of our management board. The committee has broad discretion to determine the terms upon which our shares will be offered under the ESPP. For example, the committee may determine the timing and length of offering periods, the total number of shares to be made available in any offering period, the number of shares that may be purchased by any participating employee and the discount, if any, that will be offered to participating employees. It is generally contemplated that our shares will be offered to employees at a discount of 15% from the then current market price of our company's shares on the Frankfurt Stock Exchange. The terms of the ESPP, as implemented in each of the countries in which there are participating employees, will vary to some extent to comply with local laws and regulations. We expect that there would be offerings under the ESPP in each financial year, but there will probably be no offering in the 2003 financial year.

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

        The first plan, which we refer to as the General Supplemental Offer, provides that all of our employees who are based in Germany, as well as all employees of our German subsidiaries, may purchase shares at a discounted price determined by the committee. The maximum number of shares that a participant may purchase under the General Supplemental Offer is subject to limits set forth in the German Income Tax Act. In order to benefit from certain advantageous German tax treatment, employees who purchased shares under the General Supplemental Offer in connection with the ESPP's initial offering period may not transfer those shares until December 31, 2006.

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

        A total of 3 million shares were reserved for issuance under the ESPP in the 2001 financial year. Employees who purchase shares under the ESPP may not transfer those shares for a period of time to be determined by the committee prior to each offering period. With the exception of purchases made under the General Supplemental Offer and the Exempt Staff Offer (which have the mandatory holding periods described above), employees who participated in the ESPP's initial offering period were not allowed to transfer shares purchased under the plan before June 30, 2002. We anticipate that similar mandatory holding periods will apply to future offerings under the ESPP. We issued 355,460 shares under the ESPP in the 2002 financial year.

PRINCIPAL SHAREHOLDERS

        The following table shows the beneficial ownership, as of November 29, 2002, of our company's share capital by (1) the principal shareholders (each person or entity who owns beneficially 5% or more of our shares) and (2) the members of our management board and supervisory board, each as a group. We are not directly or indirectly owned or controlled by any foreign government.

	Shares owned
	Number	Percent
First Union Trust Company, National Association(1)(2)	200,000,000	27.7
Siemens Pension-Trust e.V.(2)(3)	87,052,632	12.1
Siemens Nederland N.V.(2)(4)	86,292,363	12.0
Members of the management board as a group	*	*
Members of the supervisory board as a group	*	*
(1)
First Union Trust Company, National Association, reports that it holds such shares as trustee under a trust agreement between it and Siemens AG. In a schedule 13G filed by First Union with the SEC, First Union states that under the trust agreement it has been granted the exclusive power to vote the shares that it holds but that it has also agreed to refrain from voting such shares. It also reports that Siemens AG has retained the economic rights of ownership of such shares, including the right to receive any dividends paid on such shares and the exclusive right to direct First Union to sell such shares. Because Siemens AG owns the economic rights attaching to such shares, Siemens AG may be deemed to be a beneficial owner of such shares for purposes of the U.S. federal securities laws. We understand that Siemens AG disclaims beneficial ownership of such shares for purposes of the U.S. federal securities laws.
(2)
Siemens AG may be deemed the beneficial owner, for purposes of the U.S. federal securities laws, of an aggregate of 373,344,995 shares of our company, or 51.8% of our company's shares, listed as being owned by First Union Trust Company, Siemens Pension Trust e.V. and Siemens Nederland N.V., due to its ability to direct the voting and/or disposition of such shares. See Notes (1), (3) and (4).
(3)
We understand that, under the Siemens Pension-Trust e.V. documents, the pension trust may receive instructions from Siemens AG as to the voting of the shares while they are owned by the trust. Siemens AG may, therefore, be deemed to be a beneficial owner of such shares for purposes of the U.S. federal securities laws. We understand that Siemens AG disclaims beneficial ownership of such shares for purposes of the U.S. federal securities laws.
(4)
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

        In August 2000, Siemens Nederland N.V. issued 25,000 bonds with a nominal value of €100,000 each, each of which is exchangeable at the option of the holders thereof into 1,000 of our company's shares at an exchange price of €100 per share. The exchange feature may be exercised on any business day during the exchange period, which commenced on August 10, 2001, inclusive, and ends ten business days before August 10, 2005 (that is, July 27, 2005) or, in the event of early redemption by the issuer on and including the fourth business day immediately preceding the day fixed for such early redemption.

        Under German law, any person or group of persons that holds more than 25% of the shares in our company represented at a shareholders' general meeting, would be in a position to block shareholder action on a variety of matters, including the exclusion of preemptive rights in a capital increase, or any capital decrease, merger, consolidation, spin-off, sale or other transfer of all or substantially all of our assets, a change in the corporate form or business purpose of our company or the dissolution of our company.

        Siemens AG has the right to direct the voting of an aggregate of 24.1% of our company's shares held by its subsidiary Siemens Nederland N.V. and by the Siemens Pension Trust. However, because 27.7% of our company's shares are currently held in a non-voting trust, the shares held by Siemens Nederland N.V. and the Siemens Pension Trust represent 33.3% of the shares that may be voted at any general shareholders' meeting of our company. This effectively gives Siemens AG the blocking powers, described in the preceding paragraph, that it would have as the holder of 25% of the shares of our company represented at a shareholders' general meeting. For so long as shares of our company are held in the non-voting trust, all other shareholders in our company (including Siemens Nederland N.V. and the Siemens Pension Trust) have a voting interest that is disproportionately greater than the percentage of shares that they own.

        The business address of First Union Trust, National Association, is One Rodney Square, 920 King Street, Suite 102, Wilmington, Delaware 19801, USA. The business address of the Siemens Pension-Trust e.V. is c/o Siemens AG, Wittelsbacherplatz 2, D-80333 München, Germany. The business address of Siemens Nederland N.V. is Prinses Beatrixlaan 26, 2595 AL The Hague, The Netherlands. The business address of Siemens AG is Wittelsbacherplatz 2, D-80333 München, Germany.

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

        Siemens and Siemens Nederland N.V. have stated on a number of occasions that they intend to reduce their ownership stake and/or voting interest in our company as and when business and market conditions permit. Siemens and Siemens Nederland N.V. have in the past taken several steps to reduce their holdings of our company's shares. First, in July 2000, Siemens Nederland N.V. issued bonds exchangeable into 25 million of our company's shares. The current exchange price of these bonds is €100 per share, with the exchange period commencing on August 10, 2001. Second, in April 2001, Siemens irrevocably transferred 93,825,225 of our company's shares to the Siemens Pension Trust e.V., which we understand was done in order to rebalance the trust's net asset value in light of increased obligations resulting from Siemens' acquisition of Mannesmann ATECS AG. We further understand that, under the Siemens Pension Trust documents, the pension trust may receive instructions from Siemens as to the voting of the shares while they are owned by the trust.

        In December 2001, Siemens transferred 200,000,000 shares of our company to the First Union Trust Company, National Association, as trustee under a trust agreement between it and Siemens. In a schedule 13G filed by First Union with the SEC, First Union states that under the trust agreement it has been granted the exclusive power to vote the shares that it holds but that it has also agreed to refrain from voting such shares. It also reports that Siemens has retained the economic rights of ownership of such shares, including the right to receive any dividends paid on such shares and the exclusive right to direct First Union to sell such shares. Upon completion of transfer of the shares to First Union, Siemens announced that it would no longer consolidate our company for purposes of its own financial reporting.

        Subsequently, Siemens Nederland N.V. as well as the Siemens Pension Trust e.V. have sold more of our shares into the open market and may continue to do so without giving prior notice. We will only obtain knowledge of such disposal if Siemens informs us or the general public of such transactions.

        We understand that Siemens and Siemens Nederland N.V. continuously consider further measures to reduce their ownership stake in our company. Among other things, Siemens has received authorization from its shareholders to offer shares of our company in exchange for shares of Siemens as a means for Siemens to repurchase its own shares. Siemens has to date not provided any indication of the timing of any such exchange program, nor has it specified the total number of our company's shares that it might make available to holders of Siemens shares in such an exchange program.

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

        We also have a number of other agreements with Siemens group companies for the provision of services. In particular, we currently purchase extensive information technology services from the Siemens group, including use of its global computer network, payroll and other services.

        The Siemens group also provides office equipment and leases real estate to us. We have a pension fund to cover our anticipated pension obligations to our employees in Germany. This fund was managed by a Siemens subsidiary during parts of the 2002 financial year.

        During the 2002 financial year, purchased services from Siemens include information technology services of €108 million, facility rental of €37 million, and administrative services of €171 million.

Sales

        The Siemens group is our largest customer. In the 2000, 2001 and 2002 financial years, 10%, 14% and 13%, respectively, of our net sales resulted from direct sales to the Siemens group. An additional 4%, 2% and 1%, respectively, of our net sales in each of the three years resulted from sales through the Siemens group's sales organization for resale to third parties. We believe that these transactions are on terms no less favorable to us than we could obtain from third parties.

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

        We have also agreed with Siemens not to carry out research or development, production or distribution of certain types of optoelectronic semiconductor devices. The OSRAM Opto joint venture, in which we sold our interest in September 2001, produces optoelectronic semiconductor devices. The agreement provides for certain standard exceptions, including the procurement of such devices for incorporation into chipsets or systems for sale as integrated parts of such chipsets or systems.

        These non-competition restrictions will remain in force until the fourth anniversary of our initial public offering or two years following the point at which Siemens' direct or indirect equity ownership of our company drops to 50% or less, whichever occurs earlier. After that time, should it ever decide to re-enter the semiconductor business, Siemens could use these patent rights to compete against us.

Patent Cross-License Agreement

        We have entered into a patent cross-license agreement with Siemens that grants Siemens the right to use our patents and grants us the right to use Siemens' patents. This agreement is described under "Business—Intellectual Property".

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

Share Capital

        The issued share capital of our company consists of €1,441,761,208 divided into 720,880,604 individual shares in registered form with a notional value of €2.00 each. According to German law, the individual shares do not have a par value but they do have a notional value that can be determined by dividing the share capital amount by the number of shares. Since our formation, changes in our share capital have been as follows:

  •
  At our formation, our share capital consisted of €400,000,000, represented by 200,000,000 individual shares in registered form with a notional value of €2 each.

  •
  On January 26, 2000, we increased our share capital from €400,000,000 to €800,000,000 by issuing 200,000,000 shares for a €400,000,000 transfer of corporate funds to capital. The new shares were issued to Siemens and Siemens Nederland N.V. in proportion to their respective ownership interests in our company at that time.

  •
  On February 14, 2000, we increased our share capital from €800,000,000 to €1,200,000,000 by issuing 200,000,000 shares for a €400,000,000 transfer of corporate funds to capital. The new shares were issued to Siemens and Siemens Nederland N.V. in proportion to their respective ownership interests in our company at that time.

  •
  On March 8, 2000, we increased our share capital by €33,400,000 to €1,233,400,000 for cash contributions by issuing 16,700,000 shares with full dividend entitlement for the 2000 financial year. The shares were sold in our initial public offering.

  •
  On April 28, 2000, we increased our share capital by €15,184,860 by issuing to Intel Corporation 7,592,430 shares with full dividend entitlement for the 2000 financial year. After the execution of the capital increase, our share capital consisted of €1,248,584,860.

  •
  On June 28, 2000, we increased our share capital by €2,418,154 against a contribution in kind by issuing 1,209,077 shares with full dividend entitlement for the 2000 financial year to Savan Communications Ltd. After execution of the capital increase our share capital consisted of €1,251,003,014.

  •
  On March 16, 2001, we increased our share capital by €886,976 against a contribution in kind by issuing 443,488 shares with full dividend entitlement for the 2001 financial year in connection with our investment in Ramtron International Corporation. After execution of the capital increase our share capital consisted of €1,251,889,990.

  •
  On April 11, 2001, we increased our share capital by €1,413,428 against a contribution in kind by issuing 706,714 shares with full dividend entitlement for the 2001 financial year in connection with our acquisition of Ardent Technologies Inc. After the execution of the capital increase our company's share capital consisted of €1,253,303,418.

  •
  In July 2001, we increased our share capital by €120,000,000 by issuing 60,000,000 shares in our secondary public offering (with full dividend entitlement for the 2001 financial year).

  •
  On August 8, 2001, we increased our share capital by €12,746,870 against a contribution in kind by issuing 6,373,435 shares with full dividend entitlement for the 2001 financial year (of which a certain number are currently held in escrow pending the achievement of certain milestones) in connection with our acquisition of Catamaran Communications, Inc. After the execution of the capital increase, our company's share capital consisted of €1,386,050,288.

  •
  On December 7, 2001, we increased our share capital by €24,000 by issuing 12,000 shares with full dividend entitlement for the 2002 financial year to group employees in connection with our employee share purchase program 2001. After the execution of the capital increase, our company's share capital consisted of €1,386,074,288.

  •
  On July 24, 2002, we increased our share capital by €686,920 by issuing 343,460 shares with full dividend entitlement for the 2002 financial year to group employees in connection with our employee share purchase program 2002. After the execution of the capital increase, our company's share capital consisted of €1,386,761,208.

  •
  On September 2, 2002 we increased our share capital by €55,000,000 against a contribution in kind by issuing 27,500,000 shares with full dividend entitlement for the 2002 financial year in connection with our acquisition of Ericsson Microelectronics AB, Stockholm, Sweden. After the execution of the capital increase, our company's share capital consisted of €1,441,761,208.

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

        The Articles of Association of our company authorize the management board to increase the share capital with the supervisory board's consent. The management board may use these authorizations until March 31, 2004 to issue new shares in one or more tranches:

  •
  in an aggregate amount of up to €119 million to issue shares to employees of the Infineon group companies (in which case preemptive rights of the existing shareholders are excluded); or

  •
  in an aggregate amount of up to €295 million to issue shares for cash (in which case preemptive rights of existing shareholders may be excluded under certain circumstances by the Management Board with the consent of the Supervisory Board) or in exchange for contributions in kind (in which case preemptive rights of the existing shareholders may be excluded by the Management Board with the consent of the Supervisory Board).

Conditional Capital

        Furthermore, our company has conditional capital of up to €96 million that may be used to issue up to 48 million new registered shares in connection with our 1999 and our 2001 long-term incentive plans and additional conditional capital of up to €29 million that may be used to issue up to 14.5 million new registered shares in connection with our 2001 long-term incentive plan. These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

        Our company also has conditional capital of up to €50 million that may be used to issue up to 25 million new registered shares upon conversion of debt securities issued in February 2002. These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

        Our company also has conditional capital of up to €350 million that may be used to issue up to 175 million new registered shares upon conversion of debt securities, which we may issue at any time prior to January 2007. These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

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

        A shareholder or group of shareholders holding a minimum of either 5% of the share capital or shares of our company representing at least €500,000 of its registered capital may require that additional or modified proposals be made at our shareholders' general meeting.

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

Disclosure Requirement

        The German Securities Trading Act requires each person whose shareholding reaches, exceeds or, after exceeding, falls below the 5%, 10%, 25%, 50% or 75% voting rights thresholds of a listed corporation to notify the corporation and the German Federal Supervisory Authority for Financial Services in writing within seven calendar days after they have reached, exceeded or fallen below such a threshold. In their notification, they must also state the number of shares they hold. Such holders cannot exercise any rights from those shares until they have satisfied this disclosure requirement. In addition, the German Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the exercise of the voting rights attached to those shares.

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

ADDITIONAL INFORMATION

ORGANIZATIONAL STRUCTURE

        The following table shows information relating to those of our subsidiaries that either had a book value representing at least 10% of our equity on either a consolidated or non-consolidated basis at September 30, 2002 or contributed at least 10% of our net loss on either a consolidated or non-consolidated basis during our 2002 financial year:

Principal Subsidiaries as of September 30, 2002(1)

Corporate name, registered office	Field of activity	Subscribed capital	Equity Participation		Book value of shares held	Reserves(2)	Profit/loss in FY 2002	Revenues from shares held in FY 2002		Receivables/ Liabilities of Infineon Technologies AG from/due to Subsidiaries
		(€ in millions)	(in %)		(€ in millions)	(€ in millions)	(€ in millions)	(€ in millions)		(€ in millions)
Infineon Technologies Dresden GmbH & Co. OHG, Dresden, Germany	Production	736	100	(3)	736	(297)	47	0		170
Infineon Technologies SC 300 GmbH & Co. KG, Dresden, Germany	Production, Research & Development	110	87	(3)	110	(131)	(178)	0		416
EUPEC Europäische Gesellschaft für Leistungs-halbleiter mbH, Warstein-Belecke, Germany	Production, Research & Development, Sales	28	100	(3)	27	2	159	23	(6)	1
Infineon Technologies Holding B.V., Rotterdam, The Netherlands	Holding	1	100	(3)(4)	3,901	3,930	138	200	(6)	(1,508)
Infineon Technologies Holding North America Inc., Wilmington Delaware, USA	Holding	0	100	(5)	630	637	9	0		0
Infineon Technologies Austria AG, Villach, Austria	Production	17	100	(5)	878	789	71	23	(7)	36
(1)
According to U.S. GAAP.

(2)
The carrying value for the legal entity (includes additional paid-in capital, retained earnings and accumulated other comprehensive income).

(3)
Held by Infineon Technologies AG, Munich, Germany.

(4)
Share capital outstanding €4 million.

(5)
Held by Infineon Technologies Holding B.V., Rotterdam, The Netherlands.

(6)
Dividend paid to Infineon Technologies AG, Munich, Germany.

(7)
Dividend paid to Infineon Technologies Holding B.V., Rotterdam, The Netherlands.

DIVIDEND POLICY

        Under German commercial law (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent, Infineon Technologies AG, as determined in accordance with the HGB, the German Commercial Code. All dividends must be approved by shareholders. At a shareholders' meeting on April 6, 2001, the shareholders authorized, and we subsequently paid a dividend of €406 million (or €0.65 per share) in respect of the earnings for the year ended September 30, 2000 of Infineon Technologies AG. Payment of this dividend allowed us to take advantage of the differential between German tax rates on undistributed and distributed earnings. The ordinary shareholders meeting held in January 2002 did not authorize a dividend. No dividend will be proposed by management to shareholders for fiscal year 2002, since the ultimate parent incurred a loss (Bilanzverlust) for the financial year ended September 30, 2002. We intend to retain any future earnings for investment in the development and expansion of our business.

MARKET INFORMATION

General

        The principal trading market for our company's shares is the Frankfurt Stock Exchange. Options on the shares trade on the German options exchange (Eurex Deutschland) and other exchanges. All of our company's shares are in registered form.

        ADSs, each representing one share, are listed on the New York Stock Exchange and trade under the symbol IFX. The depositary for the ADSs JP Morgan Chase.

Trading on the Frankfurt Stock Exchange

        Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the most significant of the eight German stock exchanges. The Frankfurt Stock Exchange (including transactions through the Xetra (Exchange Electronic Trading) system) accounted for approximately 94% of the turnover in exchange-traded shares in Germany in 2001. As of December 31, 2001, the shares of 5,777 companies traded on the official, regulated and unregulated markets and the Neuer Markt segment of the Frankfurt Stock Exchange. Of these, 912 were German companies and 4,865 were foreign companies.

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

        The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) monitors trading activities on the German stock exchanges.

        Since January 4, 1999, all shares on German stock exchanges have traded in euro.

        Our company's shares have traded on the Frankfurt Stock Exchange since March 13, 2000. The table below sets forth, for the periods indicated, the high and low closing sales prices for our company's shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra trading system:

	Price per share
	High	Low
Financial year ended September 30, 2000 (from March 13)	€92.50	€51.56
Financial year ended September 30, 2001	56.42	12.21
Financial year ended September 30, 2002	29.11	5.61
April 2000 through June 2000	92.50	51.56
July 2000 through September 2000	88.70	54.88
October 2000 through December 2000	56.42	38.72
January 2001 through March 2001	47.99	35.08
April 2001 through June 2001	49.75	27.39
July 2001 through September 28, 2001	30.20	12.21
October 2001 through December 2001	28.24	12.65
January 2002 through March 2002	29.11	22.85
April 2002 through June 2002	25.02	14.61
July 2002 through September 30, 2002	17.50	5.61
April 2002	25.02	20.20
May 2002	20.32	17.30
June 2002	18.20	14.61
July 2002	17.50	13.96
August 2002	13.49	11.28
September 2002	11.19	5.61

        On November 29, 2002, the closing sales price per share on the Frankfurt Stock Exchange, as reported by the Xetra trading system, was €10.21, equivalent to $10.14 per share (translated at the noon buying rate on November 29, 2002).

Trading on the New York Stock Exchange

        ADSs representing our company's shares have traded on the New York Stock Exchange since March 13, 2000. The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the New York Stock Exchange:

	Price per ADS
	High	Low
Financial year ended September 30, 2000 (from March 13)	$87.31	$47.44
Financial year ended September 30, 2001	48.75	11.07
Financial year ended September 30, 2002	25.57	5.70
April 2000 through June 2000	87.31	52.06
July 2000 through September 2000	82.75	47.44
October 2000 through December 2000	49.69	35.50
January 2001 through March 2001	45.56	32.80
April 2001 through June 2001	44.25	23.45
July 2001 through September 28, 2001	26.75	11.07
October 2001 through December 2001	25.57	11.51
January 2002 through March 2002	25.24	19.83
April 2002 through June 2002	22.83	14.20
July 2002 through September 30, 2002	17.31	5.70
April 2002	22.83	18.04
May 2002	18.60	15.75
June 2002	16.75	14.20
July 2002	17.31	14.18
August 2002	13.44	11.11
September 2002	10.52	5.70

        On November 29, 2002, the closing sales price per ADS on the New York Stock Exchange was $10.21.

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

        Since the euro did not exist prior to January 1, 1999, we cannot present actual exchange rates between the euro and the U.S. dollar for earlier periods. For all periods prior to the implementation of the euro on January 1, 1999, this information is calculated by using the noon buying rates of the Federal Reserve Bank of New York for Deutsche Mark per dollar, as translated into euro at the official fixed rate of €1.00 = DEM 1.95583. The annual average rate is computed by using the noon buying rate for the euro (or Deutsche Mark) on the last business day of each month during the period indicated.

Annual average exchange rates of the U.S. dollar per euro

Financial year ended September 30,	Average
1998	1.0982
1999	1.0954
2000	0.9564
2001	0.8886
2002	0.9192

        The table below shows the high and low noon buying rates for euro in U.S. dollars per euro for each month from April 2002 through September 2002:

Recent high and low exchange rates of the U.S. dollar per euro

	High	Low
April 2002	0.8980	0.8750
May 2002	0.9265	0.9002
June 2002	0.9885	0.9285
July 2002	1.0156	0.9730
August 2002	0.9882	0.9640
September 2002	0.9959	0.9685

        The noon buying rate on September 30, 2002 was €1.00 = $0.9879.

USE OF PROCEEDS

        In July 2001, we completed a secondary public offering of 60 million of our ordinary shares in Germany and the United States, in conjunction with private offerings to institutions elsewhere. The shares sold in the U.S. portion of that offering were registered under the U.S. Securities Act of 1933 on a Registration Statement on Form F-3 (registration number 333-13590), which was publicly filed with the SEC on June 4, 2001, and declared effective by the SEC on July 12, 2001. The portion of the offering conducted in the United States closed on July 12, 2001 and terminated on that date. Goldman, Sachs & Co. oHG acted as managing underwriter for the offering. Of the 60 million shares to be sold in the offering, we registered 22 million shares under the U.S. Securities Act, at a proposed aggregate offering price of approximately $462 million. A total of 7,402,340 of these shares were ultimately sold in the United States (in the form of American Depositary Shares) at an aggregate offering price of approximately $158 million. The shares registered in the United States included shares that were to be offered outside the United States in transactions not subject to registration under the U.S. Securities Act, but that might be resold from time to time in the United States in transactions subject to registration under that Act.

        In connection with the July 2001 offering, we paid total underwriters' discounts and commissions of approximately €33 million, underwriters' expenses of approximately €1 million, and other expenses of approximately €4 million, for total expenses of €38 million. These amounts consisted entirely of payments to persons other than directors and officers of our company, our major shareholders and our affiliates. The net proceeds to us from the July 2001 offering, after deduction of the expenses listed above, totaled approximately €1.48 billion. To date, we have used approximately €625 million of such proceeds to fund the development of our 300-millimeter manufacturing facilities (principally in Dresden), as well as to repay short-term debt, to fund working capital needs and for other corporate purposes. The remaining funds are held as cash on hand pending their use to fund capital expenditures and working capital needs.

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

        On September 19, 2002, the German government enacted new tax legislation which increases the corporate statutory tax rate from 25% to 26.5%, and which is applicable only for our financial year ending September 30, 2003. The legislation was enacted to provide assistance to flood victims in Germany.

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

        Withholding Tax Refund for U.S. Holders.    U.S. Holders (as defined below in "—United States Taxation") who are eligible for treaty benefits under the income tax treaty between Germany and the United States (the "Treaty") are entitled to claim a refund of a portion of the German withholding tax and will be treated as receiving additional dividend income.

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

        For shares and ADSs kept in custody with the Depositary Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German dividend withholding tax and solidarity surcharge thereon on a trial basis. Under this procedure, the Depositary Trust Company may submit claims for refunds payable to U.S. Holders under the Treaty collectively to the German tax authorities on behalf of these U.S. Holders. The German Federal Tax Office will pay the refund amounts on a preliminary basis to the Depositary Trust Company, which will redistribute these amounts to the U.S. Holders according to the regulations governing the procedure. The Federal Tax Office may review whether the refund was made in accordance with the law within four years after making the payment to the Depositary Trust Company. Details of this collective procedure are available from the Depositary Trust Company. This procedure is currently permitted by German tax authorities but that permission may be revoked, or the procedure may be amended, at any time in the future.

        Individual claims for refunds may be made on a special German form, which must be filed with the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D-53225 Bonn, Germany) within four years from the end of the calendar year in which the dividend is received. Copies of the required forms may be obtained from the German tax authorities at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, NW, Washington D.C. 20007-1998. As part of the individual refund claim, a U.S. Holder must submit to the German tax authorities the original withholding certificate (or a certified copy thereof) issued by the paying agent documenting the tax withheld and an official certification on IRS Form 6166 of the last United States federal income tax return. IRS Form 6166 may be obtained by filing a written request with the Internal Revenue Service Center, Foreign Certificate Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification must include the U.S. Holder's name, Social Security Number or Employer Identification Number, the number of the form on which the tax return was filed and the tax period for which the certification is requested. Requests for certification can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send the certification on IRS Form 6166 to the U.S. Holder who then must submit the certification with his claim for refund. The issued IRS Form 6166 will be valid for a period of three years from the date of the last filed return to which it relates.

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

        Sale of Shares after September 30, 2002.    If the Non-German Shareholder is an individual, capital gains from the disposition of shares or ADSs are only subject to German tax if such shareholder at any time during the five years preceding the disposition, directly or indirectly, held an interest of 1% or more in a company's issued share capital. If the shareholder has acquired the shares without consideration, the previous owner's holding period and size of shareholding will also be taken into account. Only one half of the capital gain will be taxable. Most German tax treaties, including the Treaty, provide that Non-German Shareholders who are beneficiaries under the respective treaty are generally not subject to German tax even in that case.

        Capital gains received by a corporation are tax exempt.

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

        The few presently existing German estate tax treaties (e.g. the Estate Tax Treaty with the United States) usually provide that German inheritance or gift tax may only be imposed in cases (a) and (b) above.

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

        You are a "U.S. holder" if you are a beneficial owner of shares or ADSs and you are:

  •
  a citizen or resident of the United States including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence test of United States tax residence;

  •
  a domestic corporation or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury Regulations;

  •
  an estate whose income is subject to United States federal income tax regardless of its source;

  •
  a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust; and

  •
  in each case, not also a resident of Germany for German tax purposes; and do not hold the shares or ADSs in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Germany.

        If a partnership holds the shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership, you should consult your tax advisor. You should consult your own tax advisor regarding the United States federal, state, local, German and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

        In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

        If you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us. You must include any German tax withheld from the dividend payment and any additional dividend associated with the Treaty refund in this gross amount even though you do not in fact receive it. For example, for a dividend of 100 that is paid before October 1, 2002 out of income earned before October 1, 2001, you will be deemed to receive total dividends of 105.88, consisting of the declared dividend of 100, plus the deemed additional dividend of 5.88 that is associated with the Treaty refund. For a dividend of 100 paid after September 30, 2002, you will be deemed to have received total dividends of 100. The dividend is ordinary income that you must include in income when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution (including the deemed refund of German corporate tax) is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. You may be required to recognize foreign currency gain or loss on the receipt of a refund in respect of German withholding tax to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend. If dividends paid by us exceed our current and accumulated earnings and profits as determined for U.S. Federal income tax purposes, such excess will be treated as a non-taxable return of capital to the extent of the U.S. holders' adjusted basis in the shares or ADSs and any excess will be treated as capital gain.

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

        Dividends paid by us constitute income from sources outside the United States and generally will be "passive income" or, in the case of certain U.S. holders, "financial services income", which are treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

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

Inheritance and Gift Tax

        An individual U.S. holder will be subject to United States gift and estate taxes with respect to the shares or ADSs in the same manner and to the same extent as with respect to other types of personal property. The Estate Tax Treaty also provides a credit against United States federal estate and gift tax liability for the amount of inheritance and gift tax paid to Germany, subject to certain limitations, in a case where the shares or ADSs are subject to German inheritance or gift tax and the United States federal estate or gift tax.

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

        For statistical purposes, with some exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident corporation or individual if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of €1.5 million (or the equivalent in a foreign currency) at the end of any calendar month.

        Neither German law nor our Articles of Association restricts the right of non-resident or foreign owners of shares to hold or vote the shares.

DOCUMENTS ON DISPLAY

        Our company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copies at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 175 W. Jackson Boulevard, Chicago, Illinois 60604, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W. Washington D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. In addition, material filed by us with the SEC can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and at the offices of Morgan Guaranty Trust Company of New York, as depositary for our ordinary shares, at 60 Wall Street, New York, NY 10260.

CONTROLS AND PROCEDURES

        Evaluation of disclosure controls and procedures.    Based on their evaluation of our company's disclosure controls and procedure (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of a date within 90 days of the filing date of this Annual Report on Form 20-F, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

        Changes to Internal controls.    There were no significant changes in our internal controls or in other factors, that could significantly affect these controls subsequent to the date of their most recent evaluation.

MATERIAL CONTRACTS

        The descriptions of those material contracts entered into since September 30, 1999 that are contained in our Annual Report on Form 20-F for the 2000 and 2001 financial years, which we filed with the SEC on December 21, 2000 and December 12, 2001, respectively, are hereby incorporated herein by reference.

        In addition, below are summaries of additional material contracts to which we are a party and that have been entered into since the filing of our Annual Report on Form 20-F for the 2001 financial year. Copies of the agreements incorporated by reference above or described below, or English translations thereof, where applicable, are available as exhibits to this Form 20-F, our Form 20-F for the 2000 financial year, our Form 20-F for the 2001 financial year, or our Registration Statement on Form F-1, Registration No. 333-11508, filed with the SEC on March 10, 2000.

        Terms and Conditions of 4.25% Guaranteed Subordinated Convertible Notes due 2007 in the aggregate nominal amount of €1,000,000,000 issued on February 1, 2002 by Infineon Technologies Holding B.V.    Infineon Technologies Holding B.V. (the "Issuer"), a wholly-owned subsidiary of Infineon Technologies AG, issued guaranteed subordinated convertible notes in the aggregate nominal amount of €1,000,000,000, each bearer note being in the nominal amount of €50,000 (the "Convertible Subordinated Notes"). The Convertible Subordinated Notes bear interest at the rate of 4.25% per annum. The Convertible Subordinated Notes rank pari passu among themselves and at least pari passu with all other present and future unsecured and subordinated obligations of the Issuer. The Convertible Subordinated Notes were issued at 100% of the nominal amount and will be redeemed at their principal amount together with accrued interest on February 6, 2007, to the extent that they have not previously been redeemed, converted or purchased and cancelled. Subject to adjustments, each holder of a Convertible Subordinated Note will have the right to convert each Convertible Subordinated Note into 1,411.2334 shares of Infineon Technologies AG, yielding a conversion price of €35.43 per share.

        Undertaking for Granting of Conversion Rights from Infineon Technologies AG to JPMorgan Chase Bank for the benefit of the holders of the Subordinated Convertible Notes, dated February 1, 2002.    By this Undertaking, Infineon Technologies AG undertakes to convert the Convertible Subordinated Notes into shares of Infineon Technologies AG or to pay a cash amount in lieu of delivery of shares upon conversion if insufficient shares are available to deliver to Noteholders in satisfaction of their conversion right.

        Subordinated Guarantee of Infineon Technologies AG, as Guarantor, in favor of the holders of Subordinated Convertible Notes, dated February 1, 2002.    By this Subordinated Guarantee, Infineon Technologies AG unconditionally and irrevocably guarantees the due and punctual payment of any and all sums payable by Infineon Technologies Holding B.V., as Issuer of the Convertible Subordinated Notes.

        Loan Agreement dated February 1, 2002, between Infineon Technologies Holding B.V., as Issuer, and Infineon Technologies AG.    By this Loan Agreement, Infineon Technologies Holding B.V. loaned to Infineon Technologies AG the proceeds from the sale of the Convertible Subordinated Notes. The due dates for payments under the loan correspond to the due dates for payments under the Convertible Subordinated Notes; in the event of an early redemption of the Convertible Subordinated Notes, the loan is likewise subject to early repayment.

        Assignment Agreement dated February 1, 2002, among Infineon Technologies Holding B.V., Infineon Technologies AG and JPMorgan Chase Bank for the benefit of the holders of the Subordinated Convertible Notes.    By this Assignment Agreement, Infineon Technologies Holding B.V. assigned the claims against Infineon Technologies AG under the Guaranty for payment of principal under the Loan Agreement to JPMorgan Chase Bank, acting on account of the holders of the Convertible Subordinated Notes for purposes of securing the claims for payment of principal of the Convertible Subordinated Notes.

        Joint Venture Agreement between Infineon and Nanya Technology Corporation.    On November 13, 2002, we entered into a joint venture agreement with the Taiwanese company Nanya Technologies relating to the establishment of a 50:50 joint venture for the production of DRAM chips and the construction by the joint venture of a new 300-millimeter production facility in Taiwan. The total financing requirements of the construction of the 300-millimeter manufacturing facility will approximate €2.2 billion. Of that amount, each joint venture partner will contribute €550 million through the end of the 2005 calendar year, of which we anticipate that €110 million will be required by September 30, 2003. The joint venture anticipates financing the remaining €1.1 billion through external financing. The timing of the construction and related financing may be subject to revision based on then existing market conditions. The agreement outlines the plan for construction and operation of the joint venture facility. The agreement generally requires that shares in the joint venture be subscribed for on an equal basis and includes restrictions on the rights of each party to sell, transfer, pledge or otherwise dispose of shares in the joint venture. It also sets out the details of the management and operational structure of the joint venture and contains extensive provisions for the resolution of disputes and the termination of the joint venture.

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
application-specific standard product	A (standard) product that has been designed to implement a specific application function, as opposed to a general purpose product such as DRAM.
ASIC	Application Specific Integrated Circuit. A logic circuit designed for a specific use and implemented in an integrated circuit.
ATM	Asynchronous Transfer Mode. A standard for transmitting information on a network.
baseband	Baseband is the original frequency range of a signal before it is transformed into a higher or more efficient frequency. See "broadband".
BiCMOS	Bipolar-Complementary Metal Oxide Semiconductor technology. A process technology that combines bipolar and CMOS technologies, developed for mixed-signal applications.
bipolar	A process technology used to create chips that utilize the junction between positive and negative semiconducting materials. Bipolar chips are used in high-speed devices.
bit	A unit of information; a computational quantity (binary pulse) that can take one of two values, such as true and false or 0 and 1; also the smallest unit of storage sufficient to hold one bit.
Bluetooth
A computing and telecommunications industry specification that describes how mobile phones, computers, and personal digital assistants (PDAs) can easily interconnect with each other and with home and business phones and computers using a short-range wireless radio connections instead of wired connections.
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
codecs	An acronym for coder/decoder. Codecs are integrated circuits or chips that perform data conversion. This may include analog-to-digital conversion and digital-to-analog conversion on a single chip.
CPU	Central Processing Unit.
database	Any file or set of files containing data stored in an organized format.
DDR DRAM	Double data rate DRAM. It activates output on both the rising and falling edge of the system clock rather than on just the rising edge, potentially doubling output.
DECT	Digital European Cordless Telecommunications. A standard used for pan-European digital cordless telephones.
digital	The representation of data by a series of bits or discrete values such as 0 and 1.
discrete semiconductors	Semiconductor devices that involve only a single device.
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
flash memory	A type of nonvolatile memory that can be erased and reprogrammed.
gallium arsenide (GaAs)	A semiconductor material used to produce optoelectronic devices and high-frequency devices. Gallium arsenide has a higher charge carrier mobility than silicon and produces higher-speed devices.
gigabit (Gbit)	Approximately one billion bits.
gigabyte	Approximately one billion bytes.
GPRS
General Packet Radio Services. A packet-based wireless communication service that promises data rates from 56 up to 114 Kbps and continuous connection to the Internet for mobile phone and computer users. The higher data rates allow users to take part in video conferences and interact with multimedia Web sites and similar applications using mobile handheld devices as well as notebook computers. GPRS is based on GSM communication and complements Bluetooth and existing services on circuit-switched cellular phone connections.
GSM
Global System for Mobile communication. A digital mobile telephone system that is the de facto wireless telephone standard in Europe and widely used in other parts of the world. GSM digitizes and compresses data, then sends it down a channel with two other streams of user data, each in its own time slot. It operates at either the 900 MHz or 1800 MHz frequency band.

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
nanometer (nm)	A metric unit of linear measure which equals one billionth of a meter.
nonvolatile memory	A memory storage device whose contents are preserved when its power is off.
opto components, opto couplers or opto devices
Components that function by reacting to or creating light signals. An opto coupler is a device designed to transfer electrical signals using light waves to provide coupling with electrical isolation between input and output.
parallel optical link	A high bandwidth link between a system and multiple fiber optic lines.
protocol	The standard or set of rules that two computers use to communicate with each other.
radio frequency IC	A high-frequency IC such as those used in mobile telecommunications.
Rambus	A DRAM architecture that offers transfer rates approximately five times faster than the ordinary DRAM.
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

SDRAM
Synchronous DRAM. A generic name for various kinds of DRAM that are synchronized with the clock speed that the microprocessor is optimized for. This tends to increase the number of instructions that the processor can perform in a given time.
SDSL	Symmetric DSL. A method for transmission of data at T1 speeds over a single line of telephone wires.
semiconductor
A material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern. Common semiconductors are silicon, germanium and gallium arsenide. The term is also used to apply to ICs made from these materials.
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
T/E
High-speed digital data transmission technology using various rates or levels of the North American T-carrier system and/or the European E-carrier system of transmission. The digital signal is what is carried inside the carrier system. See "T1" and "E1".
telematics	The combination of telecommunications and data processing.
UMTS
Universal Mobile Telecommunications Service. A so-called "third-generation (3G)," broadband, packet-based transmission of text, digitized voice, video, and multimedia at data rates up to two megabits per second (Mbps), that is based on the GSM communication standard and aims to offer a consistent set of services to mobile computer and phone users no matter where they are located in the world. Today's cellular telephone systems are mainly circuit-switched, with connections always dependent on circuit availability. A packet-switched connection, using the Internet Protocol, means that a virtual connection is always available to any other end point in the network, allowing computer and phone users to be constantly attached to the Internet as they travel.

VDSL	Very high bit-rate Digital Subscriber Line. A form of Digital Subscriber Line (See "xDSL") similar to ADSL but providing higher speeds at reduced distances.
volatile memory	Memory that loses stored information if the power source is removed.
wafer
A disc made of a semiconducting material such as silicon or gallium arsenide, usually between 75-millimeter (3") and 300-millimeter (12") in diameter, used to form the substrate of a device. A wafer may contain several thousand devices.
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

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

INDEPENDENT AUDITORS' REPORT

The Supervisory Board and Shareholders of
Infineon Technologies AG:

        We have audited the accompanying consolidated balance sheets of Infineon Technologies AG and subsidiaries as of September 30, 2001 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infineon Technologies AG and subsidiaries as of September 30, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Munich, Germany
October 21, 2002, except for note 32, which is as of November 13, 2002

KPMG DEUTSCHE TREUHAND-GESELLSCHAFT
AKTIENGESELLSCHAFT
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended September 30, 2000, 2001 and 2002

(in millions, except per share data)

	Notes	2000	2001	2002	2002 (Note 1)
		(€ millions)	(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties		6,072	4,623	4,276	4,224
Related parties		1,211	1,048	931	920

Total net sales		7,283	5,671	5,207	5,144

Cost of goods sold		4,111	4,904	4,606	4,550

Gross profit		3,172	767	601	594

Research and development expenses		1,025	1,189	1,060	1,047
Selling, general and administrative expenses		670	786	643	635
Restructuring charges	24	—	117	16	16
Other operating income, net		(2)	(200)	(46)	(45)

Operating income (loss)		1,479	(1,125)	(1,072)	(1,059)

Interest income (expense), net, inclusive of subsidies		75	(1)	(25)	(25)
Equity in earnings (losses) of associated companies		101	25	(47)	(46)
Gain on associated company share issuance	12	53	11	18	18
Other income (expense), net		36	65	(41)	(41)
Minority interests		(6)	6	7	7

Income (loss) before income taxes		1,738	(1,019)	(1,160)	(1,146)

Income tax (expense) benefit	20	(612)	428	139	137

Net income (loss)		1,126	(591)	(1,021)	(1,009)

Earnings (loss) per share—basic and diulted	6	1.83	(0.92)	(1.47)	(1.45)

See accompanying notes to the consolidated financial statements.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

September 30, 2001 and 2002

	Notes	2001	2002	2002 (Note 1)
		(€ millions)	(€ millions)	($ millions)
ASSETS:
Current assets:
Cash and cash equivalents		757	1,199	1,184
Marketable securities	7	93	738	729
Trade accounts receivable, net	8	626	758	749
Inventories	9	882	891	880
Deferred income taxes	20	39	82	81
Other current assets	10	479	523	517

Total current assets		2,876	4,191	4,140
Property, plant and equipment, net	11	5,233	4,491	4,438
Long-term investments, net	12	655	708	699
Restricted cash		86	70	69
Deferred income taxes	20	412	787	777
Other assets	13	481	671	663

Total assets		9,743	10,918	10,786

LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
Short-term debt and current maturities	18	119	120	119
Trade accounts payable	14	1,191	1,197	1,182
Accrued liabilities	15	426	508	502
Deferred income taxes	20	19	21	21
Other current liabilities	16	448	537	530

Total current liabilities		2,203	2,383	2,354
Long-term debt	18	249	1,710	1,689
Deferred income taxes	20	53	58	57
Other liabilities	17	338	609	602

Total liabilities		2,843	4,760	4,702

Shareholders' equity:
Ordinary share capital	5	1,385	1,442	1,425
Additional paid-in capital		5,247	5,569	5,502
Retained earnings (deficit)		195	(826)	(816)
Accumulated other comprehensive income (loss)	27	73	(27)	(27)

Total shareholders' equity		6,900	6,158	6,084

Total liabilities and shareholders' equity		9,743	10,918	10,786

See accompanying notes to the consolidated financial statements.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended September 30, 2000, 2001 and 2002

(euro in millions, except share data)

	Issued ordinary shares
					Foreign currency translation adjustment	Additional minimum pension liability
			Additional paid-in capital	Retained earnings (deficit)			Unrealized gains(loss) on securities
	Shares	Amount						Total
Balance as of October 1, 1999	600,000,000	1,200	2,390	67	1	—	(2)	3,656

Net income	—	—	—	1,125	—	—	—	1,125
Other comprehensive income	—	—	—	—	105	—	8	113

Total comprehensive income								1,238
Issuance of ordinary shares
Proceeds from initial public offering, net of offering expenses	16,700,000	33	529	—	—	—	—	562
Proceeds from private placement	7,592,430	15	244	—	—	—	—	259
Acquisition of Savan	1,209,077	3	46	—	—	—	—	49
Deferred compensation, net	—	—	(23)	—	—	—	—	(23)
Increase of basis in long-term investment attributable to the issuance of shares by associated company	—	—	51	—	—	—	—	51
Equity transactions with Siemens Group	—	—	14	—	—	—	—	14

Balance as of September 30, 2000	625,501,507	1,251	3,251	1,192	106	—	6	5,806

Net loss	—	—	—	(591)	—	—	—	(591)
Other comprehensive loss	—	—	—	—	(19)	(12)	(8)	(39)

Total comprehensive loss								(630)
Issuance of ordinary shares
Proceeds from public offering, net of offering expenses	60,000,000	120	1,355	—	—	—	—	1,475
Acquisition of Ardent	706,714	1	38	—	—	—	—	39
Acquisition of Catamaran	5,730,866	12	240	—	—	—	—	252
Investment in associated company	443,488	1	20	—	—	—	—	21
Ordinary shares held by associated company	—	—	(4)	—	—	—	—	(4)
Deferred compensation, net	—	—	(19)	—	—	—	—	(19)
Dividend payment	—	—	—	(406)	—	—	—	(406)
Sale of joint venture interest to Siemens Group	—	—	392	—	—	—	—	392
Equity transactions with Siemens Group	—	—	(26)	—	—	—	—	(26)

Balance as of September 30, 2001	692,382,575	1,385	5,247	195	87	(12)	(2)	6,900

Net loss	—	—	—	(1,021)	—	—	—	(1,021)
Other comprehensive loss	—	—	—	—	(92)	(8)	—	(100)

Total comprehensive loss								(1,121)
Issuance of ordinary shares
Employee Stock Purchase Plan	355,460	1	7	—	—	—	—	8
Acquisition of Catamaran	546,183	1	8	—	—	—	—	9
Acquisition of MIC	27,500,000	55	270	—	—	—	—	325
Ordinary shares held by associated company	—	—	4	—	—	—	—	4
Deferred compensation, net	—	—	23	—	—	—	—	23
Equity transaction with Siemens Group	—	—	10	—	—	—	—	10

Balance as of September 30, 2002	720,784,218	1,442	5,569	(826)	(5)	(20)	(2)	6,158

See accompanying notes to the consolidated financial statements.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended September 30, 2000, 2001 and 2002

	2000	2001	2002	2002 (Note 1)
	(€ millions)	(€ millions)	(€ millions)	($ millions)
Net income (loss)	1,126	(591)	(1,021)	(1,009)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	834	1,122	1,371	1,355
Acquired in-process research and development	26	69	37	37
Deferred compensation	26	25	23	23
Provision for (recovery of) doubtful accounts	17	19	(5)	(5)
Write-down of inventory	40	358	—	—
Loss (gain) on sale of marketable securities	(20)	(1)	1	1
Gain on sale of businesses	—	(235)	(39)	(39)
Loss (gain) on disposal of property, plant, and equipment	(2)	—	2	2
Equity in (earnings) losses of associated companies	(101)	(25)	47	46
Gain on associated company share issuance	(54)	(11)	(18)	(18)
Minority interests	6	(6)	(7)	(7)
Impairment charges	—	51	51	50
Deferred income	—	(26)	(87)	(86)
Deferred income taxes	91	(494)	(278)	(274)
Changes in operating assets and liabilities:
Trade accounts receivable	(629)	673	(127)	(125)
Inventories	(148)	(394)	(27)	(27)
Other current assets	(84)	(76)	39	39
Trade accounts payable	442	50	45	44
Accrued liabilities	468	(322)	86	85
Other current liabilities	130	36	(37)	(37)
Other assets and liabilities	(88)	(11)	181	179

Net cash provided by operating activities	2,080	211	237	234

Cash flows from investing activities:
Purchases of marketable securities available for sale	(452)	(82)	(709)	(700)
Proceeds from sales of marketable securities available for sale	—	474	62	61
Proceeds from sales of businesses	—	346	96	95
Cash acquired in business combination	—	—	50	49
Investment in associated and related companies	(301)	(214)	(88)	(87)
Purchases of intangible assets	(43)	(82)	(39)	(39)
Purchases of property, plant and equipment	(1,571)	(2,282)	(643)	(635)
Proceeds from sales of property, plant and equipment	40	27	27	27

Net cash used in investing activities	(2,327)	(1,813)	(1,244)	(1,229)

Cash flows from financing activities:
Net change in short-term debt	60	(14)	4	4
Net change in related party financial receivables and payables	222	70	(40)	(40)
Proceeds from issuance of long-term debt	13	128	1,482	1,464
Principal repayments of long-term debt	(500)	(21)	(21)	(21)
Proceeds from issuance of redeemable interest	169	—	—	—
Change in restricted cash	(67)	45	15	15
Proceeds from issuance of shares to minority interest	—	20	—	—
Proceeds from issuance of ordinary shares	821	1,475	8	8
Dividend payments	—	(406)	—	—
Sale of joint venture interest to Siemens Group	—	564	—	—
Capital contributions (distributions)	1	(15)	—	—

Net cash provided by financing activities	719	1,846	1,448	1,430

Effect of foreign exchange rate changes on cash and cash equivalents	9	2	1	1

Net increase in cash and cash equivalents	481	246	442	436
Cash and cash equivalents at beginning of period	30	511	757	748

Cash and cash equivalents at end of period	511	757	1,199	1,184

See accompanying notes to the consolidated financial statements.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(euro in millions, except where otherwise stated)

1.    Description of Business, Formation and Basis of Presentation

  Description of Business

        Infineon Technologies AG and subsidiaries ("Infineon" or the "Company") designs, develops, manufactures and markets a broad range of semiconductors and complete systems solutions used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer goods, automotive products, industrial automation and control systems, and chip card applications. Infineon's products include standard commodity components, full-custom devices, semi-custom devices and application-specific components for memory, analog, digital and mixed-signal applications. Infineon has operations, investments and customers located mainly in Europe, Asia and North America. The financial year-end for Infineon is September 30.

  Formation

        Infineon was formed as a legal entity as of April 1, 1999 (the "Formation") through the contribution by Siemens Aktiengesellschaft ("Siemens") of substantially all of its semiconductor-related investments, operations and activities. Infineon had its initial public offering ("IPO") on March 13, 2000, and is listed on the New York Stock Exchange and is one of the DAX 30 companies on the Frankfurt Stock Exchange.

  Basis of Presentation

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Infineon Technologies AG is incorporated in Germany. The German Commercial Code ("Handelsgesetzbuch", or "HGB") requires the Company to prepare consolidated financial statements in accordance with the HGB accounting principles and regulations ("German GAAP"). Pursuant to HGB Section 292a the Company is exempt from this requirement, if consolidated financial statements are prepared and issued in accordance with a body of internationally accepted accounting principles (such as U.S. GAAP). Accordingly, the Company presents the U.S. GAAP consolidated financial statements contained herein.

        All amounts herein are shown in millions of euro (or "€") except where otherwise stated. The accompanying balance sheet as of September 30, 2002, and the statements of operations and cash flows for the year then ended are also presented in U.S. dollar ("$"), solely for the convenience of the reader, at the rate of €1 = $0.9879, the noon buying rate on September 30, 2002. The U.S. dollar convenience translation amounts have not been audited.

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

  Basis of Consolidation

        The accompanying financial statements include the accounts of Infineon and its significant subsidiaries on a consolidated basis. Investments in companies in which Infineon has an ownership interest of 20% or more but which are not controlled by Infineon ("Associated Companies") are principally accounted for using the equity method of accounting (see note 12). The equity in earnings of Associated Companies with different fiscal year ends are principally recorded on a three month lag. Other equity investments ("Related Companies"), in which Infineon has an ownership interest of less than 20%, are recorded at cost. The effects of all significant intercompany transactions are eliminated.

        The Infineon group consists of the following number of entities in addition to Infineon Technologies AG:

	Consolidated subsidiaries	Associated Companies	Total
September 30, 2001	44	9	53
Additions	4	2	6
Mergers	(3)	—	(3)
Disposals	(1)	—	(1)

September 30, 2002	44	11	55

        Additionally, the consolidated financial statements include 32 (2001: 33) subsidiaries and 9 (2001: 9) Associated Companies that are accounted for at cost and recorded under investments in Related Companies, as these companies are not material to the respective presentation of the financial position, results of operations or cash flows of the Company. The effect of these companies for all years presented on consolidated assets, revenues and net income (loss) of the Company was less than 1%.

  Reporting and Foreign Currency

        The Company's reporting currency is the euro, and therefore the accompanying financial statements are presented in euro.

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

        The exchange rates of the more important currencies used in the preparation of the accompanying financial statements are as follows:

Currency:		Exchange rate at September 30,		Annual average exchange rate
		2001 euro	2002 euro	2001 euro	2002 euro
U.S. dollar	1$ =	1.0864	1.0208	1.1312	1.0910
Japanese yen	100 JPY =	0.9112	0.8318	0.9573	0.8661
Great Britain pound	1 GBP =	1.6015	1.5939	1.6269	1.6017
Singapore dollar	1 SGD =	0.6152	0.5722	0.6373	0.6029

  Cash and Cash Equivalents

        Cash and cash equivalents represent cash, deposits and highly liquid short-term investments with original maturities of three months or less.

  Restricted Cash

        Restricted cash includes collateral deposits used as security under borrowing arrangements.

  Marketable Securities

        The Company's marketable securities are classified as available-for-sale and are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. Unrealized gains and losses are included in accumulated other comprehensive income, net of applicable deferred taxes. Realized gains or losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in other income or expense. For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

  Inventories

        Inventories are valued at the lower of cost or market, cost being generally determined on the basis of an average method. Cost consists of purchased component costs and manufacturing costs, which are comprised of direct material and labor costs and applicable indirect costs.

  Property, Plant and Equipment

        Property, plant and equipment is valued at cost less accumulated depreciation. Spare parts, maintenance and repairs are expensed as incurred. Depreciation expense is generally recognized using an accelerated or straight-line method. Construction in progress includes advance payments for construction of fixed assets. Land and construction in progress are not depreciated. The cost of construction of certain long-term assets includes capitalized interest, which is amortized over the estimated useful life of the related asset. For the years ended September 30, 2000, 2001 and 2002 capitalized interest was €3, €27 and €0, respectively. The estimated useful lives of assets are as follows:

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

  Intangible Assets

        In July 2001, the FASB issued and the Company adopted SFAS No. 141, Business Combinations. Accordingly, the purchase method of accounting is used for all business combinations. Intangible assets acquired in a purchase method business combination are recognized and reported apart from goodwill, pursuant to the criteria specified by SFAS No. 141.

        The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective October 1, 2001. Upon adoption of SFAS No. 142, pursuant to SFAS No. 141, the Company evaluated its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and reclassified amounts allocated to assembled workforce of €1 to goodwill in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company reassessed the useful lives and residual values of all intangible assets acquired, and had no significant amortization period adjustments. The Company did not identify any intangible assets with indefinite useful lives. Pursuant to SFAS No. 142, intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

        In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Company performed an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company determined the fair value of each reporting unit as of the date of adoption and compared it to the reporting unit's carrying amount. The Company completed this transitional assessment by March 31, 2002. To the extent that the carrying amount of the Company's reporting units did not exceed their respective fair value, no indication existed that the reporting units' goodwill was impaired as of the date of adoption.

        Intangible assets primarily consist of purchased intangible assets, such as licenses and purchased technology, which are recorded at acquisition cost, and goodwill resulting from business acquisitions, representing the excess of purchase price over fair value of net assets acquired. Intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years. After adopting SFAS No. 142, the Company had unamortized goodwill of €297, and unamortized identifiable intangible assets of €140. Pursuant to SFAS No. 142, goodwill is no longer amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company tests goodwill annually for impairment in the fourth quarter, which resulted in the recognition of an impairment charge of €5 million in one reporting unit of the Other Operating Segment for the year ended September 30, 2002.

        Prior to the adoption of SFAS No. 142, goodwill was amortized over its estimated useful life. Amortization expense related to goodwill was €8 and €21 for the years ended September 30, 2000 and 2001, respectively. Had the provisions of SFAS No. 141 & 142 applied for all periods presented, and net income (loss) therefore excluded amortization of goodwill for the years ended September 30, 2000 and 2001, net income (loss) and earnings (loss) per share would have been increased (decreased) to the pro forma amounts indicated below:

	For the year ended September 30,
	2000	2001	2002
Net income (loss)
As reported	1,126	(591)	(1,021)
Pro forma	1,134	(570)	(1,021)
Earnings (loss) per share (in euro)
As reported—basic and diluted	1.83	(0.92)	(1.47)
Pro forma—basic	1.85	(0.89)	(1.47)
Pro forma—diluted	1.84	(0.89)	(1.47)

  Impairment of Long-lived Assets

        The Company reviews long-lived assets, including property, plant and equipment and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or measured by discounted estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows.

  Financial Instruments

        Infineon operates internationally, giving rise to exposure to changes in foreign currency exchange rates. Infineon uses financial instruments, including derivatives such as foreign currency forward and option contracts, to reduce this exposure based on the net exposure to the respective currency. On October 1, 2000 the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and SFAS No. 138, which provides guidance for accounting for all derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Derivative financial instruments are recorded at their fair value and included in other current assets or other current liabilities. Changes in fair value are recorded in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and the type of hedge transaction. The adoption of SFAS No. 133, as amended, did not have an impact on the Company's financial position or results of operations. The fair value of derivative and other financial instruments is discussed in note 29.

  Revenue Recognition—Sales

        Revenue, net of allowances for discounts and price protection agreements, is recognized upon shipment or delivery of finished products to customers depending on the terms of the agreement, when the risks and rewards of ownership are transferred.

        The U.S. Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements", which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. Effective July 1, 2001, the Company adopted the provisions of SAB 101, which did not have a material impact on the Company's financial position or results of operations.

  Revenue Recognition—License and Technology Transfer Fees

        License and technology transfer fees are recognized when earned and realizable. Lump sum payments are deferred where applicable and recognized over the period the Company is obliged to provide additional service. Multi-element arrangements where objective fair values of specific elements do not exist are combined and amortized over the applicable periods. Royalties are recognized as earned.

  Grants

        Grants for capital expenditures (including both tax-free government grants (Investitionszulage) and taxable grants for investments in property, plant and equipment (Investitionszuschüsse)) are recognized as a reduction of depreciation expense over the useful life of the related asset. Grants receivable are established at the time of the related capital expenditure. Tax-free government grants are deferred (note 17), while taxable grants are deducted from the acquisition costs of the related asset (note 22).

        Other taxable grants reduce the related expense (see notes 17 and 22).

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

  Stock-based Compensation

        The Company accounts for stock-based compensation using the intrinsic value method pursuant to Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees", and has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation".

  Issuance of shares by Subsidiaries or Associated Companies

        Gains or losses arising from the issuances of shares by subsidiaries or Associated Companies, due to changes in the Company's proportionate share of the value of the issuer's equity, are recorded as non-operating income or expense pursuant to SAB Topic 5:H, "Accounting for Sales of Stock by a Subsidiary" (see note 12).

  Use of Estimates

        The preparation of the accompanying financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual amounts could differ materially from such estimates made by management.

  Recent Accounting Pronouncements

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company is required and plans to adopt the provisions of SFAS No. 143, effective October 1, 2002. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial statements.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. However, SFAS No. 144 requires the depreciable life of an asset to be abandoned be revised. SFAS No. 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The Company is required to adopt SFAS No. 144 effective October 1, 2002. The adoption of SFAS No. 144 is not expected to have a material impact on the Company's financial statements.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when, and in the period in which, the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Accordingly, the Company does not expect the adoption of SFAS No. 146 to have a material impact on the Company's financial statements.

3.    Acquisitions

        On September 9, 2002, Infineon acquired all the shares of Ericsson Microelectronics AB ("MIC"). MIC, based in Sweden, is a supplier of Radio Frequency (RF) microelectronic components for wireless applications, high end power amplifiers, Bluetooth components and broadband communications. MIC is a strategic supplier to Ericsson, a market leader in base stations, Bluetooth solutions and RF components for mobile phones and wireless infrastructure. The Company also entered into a strategic supply agreement with Ericsson for a period of two years to deliver certain wireless solution products, for instance in the areas of current and future cellular telephone technology (commonly referred to as 2.5G and 3G). The acquisition allows Infineon to expand its business in Bluetooth solutions and RF components for mobile phones as well as mobile infrastructure. Should Ericsson meet certain specified purchase thresholds by December 2002, the Company will pay Ericsson an additional €50 in cash, which has been recorded as a liability as of September 30, 2002. Should Ericsson not meet certain purchase thresholds, Ericsson will pay the Company up to €130 in cash. It has been determined beyond a reasonable doubt that the purchase thresholds will be met, therefore, the €50 has been recorded as goodwill as of the acquisition date. The purchase price allocation has not been finalized for the acquisition of MIC as of September 30, 2002. Therefore, an estimation of this allocation was prepared and included as part of these financial statements.

        In August 2001, the Company acquired all the shares of Catamaran Communications, Inc. ("Catamaran"). Catamaran is a Silicon Valley based fabless communications semiconductor company focused on integrated circuits (ICs) for the optical networking market.

        In April 2001, the Company completed the acquisition of all the shares of Ardent Technologies, Inc. ("Ardent"). Ardent is a supplier of high-bandwidth integrated circuits for local area network (LAN) internet-based switching systems. Due to significant changes in the business climate in internet-related businesses, including the market for LAN switching systems, the Company, as a component of its 2001 restructuring plan (see note 24), terminated a significant number of the Ardent employees, abandoned certain acquired technology and significantly reduced future R&D expenditures for the Ardent business. As a result of reductions in projected future cash flows and based on independent valuations performed of the remaining intangible assets, an impairment charge of €14 was recorded as of September 30, 2001. At September 30, 2002, the Company effectively terminated the residual Ardent business and recorded an impairment charge of €3 to write-off the remaining value of patents and technology.

        On October 24, 2000 the Company exercised its option to purchase the remaining interest in Semiconductor 300 GmbH & Co. KG, Dresden, Germany ("SC300") from Motorola, and has fully consolidated the venture from that date. Previously, the Company had accounted for its non-controlling interest under the equity method.

        The following table summarizes the Company's acquisitions during the years ended September 30, 2001 and 2002:

	2001			2002
				MIC
	SC 300	Ardent	Catamaran
				September 2002 Wireless Solutions
Acquisition Date Segment	October 2000 Memory Products	April 2001 Wireline Communications	August 2001 Wireline Communications
Cash	—	—	—	50
Other current assets	80	1	1	62
Property, plant and equipment	94	1	5	60
Intangible assets
Current product technology	—	—	—	17
Core technology	—	9	9	49
Patents	—	14	—	28
In process R&D	—	12	57	37
Goodwill	—	3	179	70
Other non-current assets	—	—	—	66

Total assets acquired	174	40	251	439

Current liabilities	(166)	(5)	(23)	(86)
Non-current liabilities	—	(9)	(13)	(26)

Total liabilities assumed	(166)	(14)	(36)	(112)

Net assets acquired	8	26	215	327

Deferred compensation	—	13	31	—

Purchase consideration	8	39	246	327

Cash paid	8	—	—	—
Shares issued	—	706,714	5,730,886	27,500,000
Contingent consideration—shares	—	—	642,569	—

        The above acquisitions have been accounted for by the purchase method of accounting and, accordingly, the consolidated statement of operations include the results of the acquired companies from their respective acquisition dates. The value of the shares issued for purchase consideration was determined based on the average market price of the Company's shares over the two-day period before and after the date the number of shares to be issued became fixed.

        Shares issued and held in escrow for employees subject to continued employment and the achievement of certain performance milestones are accounted for as deferred compensation at their intrinsic value. Deferred compensation is reflected as a reduction of additional paid-in capital in the statement of shareholders' equity, and amortized on a straight-line basis over the related employment or milestone periods, ranging from two to four years.

        Shares issued and held in escrow for the acquired company's shareholders subject to the acquired company achieving certain performance milestones represent contingent purchase consideration. The shares representing contingent purchase consideration are not reflected as issued and outstanding shares in the statement of shareholders' equity. Should these milestones be achieved, the purchase price will be adjusted to reflect the issuance of the shares at their fair value at the date the milestones are achieved. During the year ended September 30, 2002, due to the achievement of certain milestones, 546,183 shares were released from escrow (see note 5), which resulted in the recognition of €9 additional goodwill related to the Catamaran acquisition.

        For each acquisition the Company engaged an independent third party to assist in the valuation of net assets acquired. As a result of these valuations, amounts allocated to purchased in-process research and development of €69 and €37 were expensed as research and development in the years ended September 30, 2001 and 2002, respectively, because the technological feasibility of products under development had not been established and no future alternative uses existed. The amounts allocated to purchased in-process research and development were determined through established valuation techniques in the high-technology communication industry and related guidance provided by the SEC.

        The core technology and patents are amortized over their estimated useful life of five years, and the current production technology is being amortized over its estimated useful life of two years.

        Goodwill, representing the excess of purchase consideration over the fair value of the net assets acquired, is not amortized pursuant to SFAS No. 141 for acquisitions after July 1, 2001. Accordingly, goodwill related to the Catamaran and MIC acquisitions are not amortized. Had the goodwill been subject to amortization, an additional expense of €3 and €37 would have been recorded in the consolidated statement of operations for the years ended September 30, 2001 and 2002, respectively. None of the recorded goodwill is tax deductible.

        Proforma financial information relating to these acquisitions is not material to the results of operations and financial position of the Company and has been omitted.

        In April 2000, the Company acquired Savan Communications, Ltd, a VDSL technology company, for €75 in cash and entered into deferred compensation arrangements aggregating €56. In-process research and development of €26 was expensed in connection with the acquisition in the year ended September 30, 2000.

4.    Divestitures

        On July 1, 2002, the Company completed the sale of its gallium arsenide business, reflected in the Wireless solutions segment, including specified non-manufacturing tangible and intangible assets, as well as specified customer contracts and liabilities. The Company received initial cash proceeds of €50. Contingent purchase price adjustments are based on the level of gallium arsenide related product sales generated by the purchaser through September 30, 2004 and other adjustments. Contingent adjustments range between a payment of €5 and proceeds of €74 and will be recognized if the contingency has passed and the amounts are realizable. The Company is required to supply the purchaser with a minimum quantity of gallium arsenide products substantially below market prices through June 2003. Accordingly, €44 of the proceeds is deferred and will be recognized over the term of the supply agreement as products are sold. The divestiture resulted in a pre-tax gain of €2, which is reflected in other operating income in the accompanying statement of operations for the year ended September 30, 2002. The Company's divested gallium arsenide business generated sales of €36 and €24, and earnings (loss) before interest, minority interest and taxes ("EBIT") of €(44) and €(18) for the years ended September 30, 2001 and 2002 (through the date of divestiture), respectively.

        On December 31, 2001 the Company completed the sale of its remaining 81% interest in Infineon Technologies Krubong Sdn. Bhd., representing its infrared components business unit, previously reflected in the Other Operating segment. The initial 19% was sold in July 2001. This business generated net sales of €137, €110 and €11 for the year ended September 30, 2000, 2001 and 2002 (through the date of divestiture), respectively. EBIT amounted to €16, €(22) and €(7) for the year ended September 30, 2000, 2001 and 2002 (through the date of divestiture), respectively. The Company recognized a net gain before tax of €26 and €39, which is reflected as other operating income in the accompanying consolidated statement of operations, for the years ended September 30, 2001 and 2002, respectively.

        On August 14, 2001 the Company entered into an agreement to sell its 49% interest in the OSRAM Opto Semiconductors GmbH & Co. OHG joint venture ("OSRAM Opto") for €565 to OSRAM GmbH ("OSRAM"), a wholly owned subsidiary of Siemens. Pursuant to the provisions of Accounting Interpretation No. 39 of APB Opinion 16, "Transfers and Exchanges Between Companies under Common Control", transfers of long-lived assets between entities under common control are to be accounted for at their historic costs and any excess of consideration received should be accounted for as a capital contribution. Accordingly, the excess purchase price, net of tax, of €392 is reflected as a direct increase to additional paid-in capital at September 30, 2001. The Company recorded equity in earnings related to its investment in OSRAM Opto of €9 and €4, respectively, in the 2000 and 2001 financial years.

        On December 19, 2000 the Company sold the Image & Video business unit, previously included in the Wireline Communications segment. This business generated net sales of €139 and €38 for the years ended September 30, 2000 and 2001 (through the date of divestiture), respectively. EBIT amounted to €16 and €10 for the years ended September 30, 2000 and 2001 (through the date of divestiture), respectively. The divestiture of this business unit resulted in a net gain before tax of €202, and is reflected as other operating income in the accompanying consolidated statement of operations for the year ended September 30, 2001.

5.    Ordinary Share Capital

        As of September 30, 2002 the Company had issued 720,880,604 registered ordinary shares of euro 2.00 notional value per share. In the accompanying financial statements as of September 30, 2002, 96,386 issued shares were held in third party escrow, representing contingent purchase consideration in connection with the Catamaran acquisition (see note 3), which are not reflected as outstanding. Accordingly, at September 30, 2002, the Company had 720,784,218 ordinary shares outstanding, excluding such contingent consideration.

  Authorized and Conditional Share Capital

        In addition to the issued share capital, the Company's Articles of Association authorize the Management Board to increase the ordinary share capital with the Supervisory Board's consent by issuing new shares. As of September 30, 2002, the Management Board may use these authorizations to issue new shares as follows:

  •
  Through January 21, 2007, Authorized Share Capital I/2002 in an aggregate amount of up to €295 to issue shares for cash, where the preemptive rights of shareholders may be partially excluded or in connection with business combinations (contributions in kind), where the preemptive rights of shareholders may be excluded for all shares.

  •
  Through March 31, 2004, Authorized Share Capital II—in an aggregate amount of up to €119 to issue shares to employees (in which case the pre-emptive rights of existing shareholders are excluded).

        The Company has conditional capital of up to €96 (Conditional Share Capital I) and of up to €29 (Conditional Share Capital III) that may be used to issue up to 62.5 million new registered shares in connection with the Company's long-term incentive plans (see note 28). These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

        The Company has conditional capital of up to €50 (Conditional Share Capital II) that may be used to issue up to 25 million new registered shares upon conversion of debt securities, which have been issued in February 2002 and may be converted until January 23, 2007 (see note 18). These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

        The Company has conditional capital of up to €350 (Conditional Share Capital II/2002) that may be used to issue up to 175 million new registered shares upon conversion of debt securities which may be issued before January 21, 2007. These shares will have dividend rights from the beginning of the year in which they are issued.

        Until January 22, 2002, the Company had Authorized Share Capital III to issue shares in connection with business combinations (contributions in kind), where the preemptive rights of shareholders are excluded.

  Capital Transactions

        Following the Formation, Infineon was capitalized through the issuance of 600,000,000 ordinary shares with an aggregate nominal value of €1,200. On March 13, 2000, Infineon successfully completed its initial public offering ("IPO") of 16,700,000 ordinary shares, consisting of American Depository Shares which are listed on the New York Stock Exchange and ordinary shares which are listed on the Frankfurt Stock Exchange, raising €562, net of offering expenses.

        In March 2000, pursuant to a private placement, the Company sold 7,592,430 ordinary shares, raising €259.

        On April 25, 2000, the Company issued 1,209,077 ordinary shares from Authorized Share Capital III to acquire the net assets of Savan (see note 3).

        In March 2001, the Company issued 443,488 ordinary shares from Authorized Share Capital III as partial consideration to acquire an interest in Ramtron International Corp. (see note 12).

        In April 2001, the Company issued 706,714 ordinary shares from Authorized Share Capital III to acquire Ardent (see note 3).

        In July 2001, Infineon successfully completed a secondary public offering of 60,000,000 ordinary shares, raising €1,475, net of offering expenses.

        In August 2001, the Company issued 6,373,435 ordinary shares from Authorized Share Capital III to acquire Catamaran (see note 3).

        In September 2002, the Company issued 27,500,000 ordinary shares from Authorized Share Capital I/2002 to acquire MIC (see note 3).

        During the year ended September 30, 2002 the Company issued 355,460 ordinary shares from Authorized Share Capital II in connection with the Company's employee share purchase program (see note 28).

        Under German commercial law (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent, Infineon Technologies AG, as determined in accordance with the HGB. All dividends must be approved by shareholders. At a shareholders' meeting on April 6, 2001, the shareholders authorized, and the Company subsequently paid a dividend of €406 in respect of the earnings for the year ended September 30, 2000 of Infineon Technologies AG. The ordinary shareholders meeting held in January 2002 did not authorize a dividend. No dividend will be proposed by management to shareholders for fiscal year 2002, since the ultimate parent incurred a loss (Bilanzverlust) for the financial year ended September 30, 2002.

        On October 13, 1999 ProMOS Technologies Inc., an Associated Company, completed a public offering on the Taiwan Stock Exchange of 150,000,000 primary shares. As a result of this offering the Company's interest in ProMOS was diluted, while its proportional share of ProMOS' shareholders' equity increased by €51. Pursuant to SEC SAB Topic 5:H, this increase is reflected as a direct addition to shareholders' equity, since the realization of the gain was not reasonably assured at the time of the transaction.

6.    Earnings (Loss) Per Share

        Basic earnings (loss) per share ("EPS") is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive securities or ordinary share equivalents had been issued.

        The computation of basic and diluted EPS for the years ended September 30, 2000, 2001 and 2002, is as follows:

	2000	2001	2002
Numerator:
Net income (loss)	1,126	(591)	(1,021)

Denominator:
Weighted-average shares outstanding—basic	613,862,876	640,566,801	694,729,462
Effect of dilutive stock options	1,258,310	—	—

Weighted-average shares outstanding—diluted	615,121,186	640,566,801	694,729,462

Earnings (loss) per share (in euro)
Basic and diluted	1.83	(0.92)	(1.47)

7.    Marketable Securities

        Marketable securities at September 30, 2001 and 2002 consist of the following:

	September 30, 2001				September 30, 2002
	Cost	Fair Value	Unrealized Gain	Unrealized Loss	Cost	Fair Value	Unrealized Gain	Unrealized Loss
German government securities	5	5	—	—	—	—	—	—
Foreign governments securities	25	25	—	—	10	10	—	—
Floating rate notes	55	57	2	—	299	299	2	(2)
Other debt securities	3	3	—	—	23	21	—	(2)

Total debt securities	88	90	2	—	332	330	2	(4)
Equity securities	19	14	—	(5)	9	7	—	(2)
Fixed term deposits	—	—	—	—	413	413	—	—

Total marketable securities	107	104	2	(5)	754	750	2	(6)

Reflected as follows:
Current asset	96	93	2	(5)	742	738	2	(6)
Non-current asset (note 13)	11	11	—	—	12	12	—	—

Total marketable securities	107	104	2	(5)	754	750	2	(6)

        Realized gains (losses) were €20, €1 and €(3) for the years ended September 30, 2000, 2001 and 2002, respectively, and are reflected as other income (expense), net in the accompanying statements of operations.

        Debt securities at September 30, 2002 had the following remaining contractual maturities:

	Cost	Fair Value
Less than 1 year	88	86
Between 1 and 5 years	203	203
More than 5 years	41	41

	332	330

        Actual maturities may differ due to call or prepayment rights.

8.    Trade Accounts Receivable, net

        Trade accounts receivable at September 30, 2001 and 2002 consist of the following:

	2001	2002
Third party—trade	530	696
Siemens group—trade (note 19)	132	97
Associated and Related Companies—trade (note 19)	12	8

Trade accounts receivable, gross	674	801
Allowance for doubtful accounts	(48)	(43)

Trade accounts receivable, net	626	758

        Activity in the allowance for doubtful accounts for the years ended September 30, 2001 and 2002 is as follows:

	2001	2002
Allowance for doubtful accounts at beginning of year	32	48
Bad debt expense (recovery), net	19	(5)
Write-offs charged against the allowance	(1)	—
Foreign currency effects	(2)	—

Allowance for doubtful accounts at end of year	48	43

9.    Inventories

        Inventories at September 30, 2001 and 2002 consist of the following:

	2001	2002
Raw materials and supplies	126	105
Work-in-process	459	463
Finished goods	297	323

	882	891

        During the years ended September 30, 2000, 2001 and 2002, the Company recorded inventory write-downs of €40, €358 and €0, respectively.

10.  Other Current Assets

        Other current assets at September 30, 2001 and 2002 consist of the following:

	2001	2002
VAT and other tax receivables	136	54
Miscellaneous receivables	89	116
Financial instruments (note 29)	133	140
Grants receivable	6	100
Siemens group—financial and other receivables (note 19)	25	23
Associated and Related Companies—financial and other receivables (note 19)	38	28
Employee receivables	6	8
Other	46	54

	479	523

11.  Property, Plant and Equipment, net

        A summary of activity for property, plant and equipment for the year ended September 30, 2002 is as follows:

	Land and buildings	Technical equipment and machinery	Other plant and office equipment	Construction in progress	Total
Cost
September 30, 2001	1,052	5,679	1,929	752	9,412
Additions	—	332	162	149	643
Disposals	(1)	(83)	(69)	(4)	(157)
Consolidations	(5)	13	(1)	(1)	6
Transfers	29	405	84	(518)	—
Foreign currency effects	(20)	(92)	(28)	(14)	(154)

September 30, 2002	1,055	6,254	2,077	364	9,750
Accumulated depreciation
September 30, 2001	(352)	(2,625)	(1,202)	—	(4,179)
Additions	(72)	(898)	(350)	—	(1,320)
Disposals	—	67	62	—	129
Consolidations	—	14	7	—	21
Transfers	—	8	(8)	—	—
Foreign currency effects	6	62	22	—	90

September 30, 2002	(418)	(3,372)	(1,469)	—	(5,259)

Book value September 30, 2001	700	3,054	727	752	5,233

Book value September 30, 2002	637	2,882	608	364	4,491

        The Company is the lessor of technical equipment (see note 19) of €217 and €215 with related accumulated depreciation of €162 and €183 as of September 30, 2001 and 2002, respectively.

        At September 30, 2002, construction in progress includes €204 relating to the construction of a 300-millimeter wafer fabrication facility in Richmond, Virginia, USA, which is temporarily suspended and not depreciated. The Company expects to continue construction during the year ending September 30, 2003, subject to market conditions.

12.  Long-term Investments, net

        A summary of activity for long-term investments for the year ended September 30, 2002 is as follows:

	Investment in Associated Companies	Investment in Related Companies	Total
Balance at September 30, 2001	512	143	655
Additions	163	15	178
Disposals	—	(2)	(2)
Impairments	(9)	(30)	(39)
Equity in losses	(47)	—	(47)
Gain on share issuance	18	—	18
Foreign currency effects	(54)	(1)	(55)

Balance at September 30, 2002	583	125	708

        Investments in Related Companies principally relate to investment activities aimed at strengthening Infineon's future intellectual property potential.

        The following Associated Companies at September 30, 2002 are accounted for using the equity method of accounting:

Name of the Associated Company	Percentage of ownership
Advanced Mask Technology Center GmbH & Co. KG, Dresden, Germany ("AMTC")	33.3%
ALTIS Semiconductor, Essonnes, France ("ALTIS")	50.1%
Aristos Logic Corp., Anaheim Hills, California, USA ("Aristos")	23.6%
Cryptomathic Holding (ApS), Arhus, Denmark ("Cryptomathic")	25.4%
Enhanced Memory Systems Inc., Wilmington, Delaware, USA ("EMS")	20.0%
Maskhouse Building Administration GmbH & Co. KG, Dresden, Germany ("BAC")	33.3%
MICRAM Microelectronic GmbH, Bochum, Germany ("MICRAM")	25.1%
Newlogic Technologies AG, Lustenau, Austria ("Newlogic")	24.9%
ProMOS Technologies Inc., Hsinchu, Taiwan ("ProMOS")	29.9%
Ramtron International Corp., Colorado Springs, Colorado, USA ("Ramtron")	20.1%
UMCi Pte. Ltd., Singapore ("UMCi")	31.7%

        Infineon has accounted for these investments under the equity method of accounting due to the lack of unilateral control (see note 2). The above companies are principally engaged in the research and development, design and manufacture of semiconductors and related products.

        On May 16, 2002, the Company entered into a joint venture with the partners Advanced Micro Devices, Inc., USA, (AMD) and DuPont Photomasks, Inc., USA, (DuPont) with the purpose to develop and manufacture advanced photo masks. Each partner has a one third share in the newly founded companies AMTC and BAC through a capital contribution of €6 by each partner at foundation.

        ALTIS is a joint venture between Infineon and IBM, with each having equal voting representation.

        On July 20, 2000 the Company acquired an interest in Aristos for a total contribution of €5. On March 26, 2001 the Company exercised an option to convert a loan of €5 to equity. In the year ended September 30, 2001, the Company wrote off its investment in and advances to Aristos.

        Effective July 1, 2001, the Company acquired a 25.4% interest in Cryptomathic for €10 in cash.

        On January 12, 2001, the Company obtained a 25.1% interest in MICRAM. MICRAM develops high-speed integrated circuits with more than 40 Gigabit/s.

        During the year ended September 30, 2001 the Company acquired an aggregate 24.9% interest in Newlogic for a total consideration of €21.

        ProMOS, a Taiwanese public company, is owned primarily by Mosel Vitelic, Inc. ("MVI") and Infineon. The Company's investment in ProMOS is net of deferred license and technology transfer fee revenue (see note 23). On May 22, 2000 ProMOS shareholders approved the distribution of employee bonuses in the form of shares, which diluted the Company's interest to 33.0%, while its proportional share of ProMOS' shareholders' equity increased by €53. On May 14, 2001 ProMOS shareholders approved the distribution of employee bonuses in the form of shares, which diluted the Company's interest to 32.5%, while its proportional share of ProMOS' shareholders' equity increased by €11. On May 23, 2002 ProMOS issued 300 million shares in a primary offering of Global Depository Receipts. As a result of this distribution, the Company's interest was diluted to 29.9%, while its proportional share of ProMOS' shareholders' equity increased by €18.

        In March 2001, the Company acquired a 20.1% interest in Ramtron for total consideration of €31, consisting of 443,488 ordinary shares and cash of €11. Ramtron is a leading developer of specialty semiconductor memory products, based in Colorado Springs, Colorado, and listed on the Nasdaq exchange under the symbol RMTR. During the year ended September 30, 2002 the Company recorded an €9 impairment charge related to its investment because the decline in the market value of Ramtron shares since the initial investment was considered to be other than temporary.

        On March 30, 2000, the Company entered into the UMCi joint venture agreement with United Microelectronics Corporation ("UMC") to construct and operate a 300-millimeter wafer semiconductor facility. The Company received a 27.3% ownership interest in exchange for cash of €66. On October 1, 2001 the Company contributed $59 million in cash and made a contribution of technology, which increased the Company's ownership interest to 31.7%.

        Included in the amount of long-term investments at September 30, 2002 is goodwill, net, of €35 related to such investments.

        The aggregate summarized financial information for the Associated Companies for the fiscal years 2000, 2001 and 2002, is as follows:

	2000(1)	2001(2)	2002
Sales	1,684	1,534	922
Gross profit	515	275	14
Net income (loss)	291	86	(174)

	2001	2002
Current assets	1,188	1,045
Non-current assets	2,239	1,992
Current liabilities	(992)	(841)
Non-current liabilities	(472)	(497)

Shareholders' equity	1,963	1,699

(1)
Includes sales, gross profit and net income of OSRAM Opto of €480, €70 and €19, respectively.

(2)
Includes sales, gross profit and net income of OSRAM Opto of €415, €59 and €9, respectively.

13.  Other Assets

        Other non-current assets at September 30, 2001 and 2002 consist of the following:

	2001	2002
Intangible assets, net	437	554
Notes receivable	13	9
Associated and Related Companies—financial and other (note 19)	15	92
Employee receivables	4	2
Marketable securities (note 7)	11	12
Other, net	1	2

	481	671

        A summary of activity for intangible assets for the year ended September 30, 2002 is as follows:

	Goodwill	Other intangibles	Total
Cost
September 30, 2001	328	347	675
Additions	9	46	55
Impairments and write-offs	(5)	(6)	(11)
Disposals	—	(224)	(224)
Consolidations	70	140	210
Reclassifications	2	(2)	—
Foreign currency effects	(17)	—	(17)

September 30, 2002	387	301	688
Accumulated amortization
September 30, 2001	(32)	(206)	(238)
Additions	—	(51)	(51)
In-process R&D	—	(37)	(37)
Disposals	—	197	197
Consolidations	—	(6)	(6)
Foreign currency effects	1	—	1

September 30, 2002	(31)	(103)	(134)

Book value September 30, 2001	296	141	437

Book value September 30, 2002	356	198	554

        The estimated aggregate amortization expense relating to other intangible assets for each of the five succeeding financial years is as follows: 2003 €67; 2004 €57; 2005 €33; 2006 €23; 2007 €18.

14.  Trade Accounts Payable

        Trade accounts payable at September 30, 2001 and 2002 consist of the following:

	2001	2002
Third party—trade	956	837
Siemens group—trade (note 19)	137	154
Associated and Related Companies—trade (note 19)	98	206

	1,191	1,197

15.  Accrued Liabilities

        Accrued liabilities at September 30, 2001 and 2002 consist of the following:

	2001	2002
Personnel costs	158	187
Accrual for restructuring (note 24)	81	35
Taxes	66	93
Warranties and licenses	83	103
Other	38	90

	426	508

16.  Other Current Liabilities

        Other current liabilities at September 30, 2001 and 2002 consist of the following:

	2001	2002
Payroll obligations and other liabilities to employees	174	162
Deferred income	75	126
Financial instruments (note 29)	11	5
VAT and other taxes payable	89	108
Siemens group—financial and other (note 19)	2	—
Associated and Related Companies—financial and other (note 19)	2	62
Other	95	74

	448	537

        Deferred income includes amounts deferred for licenses and technology transfer fees (note 23), sale of a business (note 4) and grants (note 22).

17.  Other Liabilities

        Other non-current liabilities at September 30, 2001 and 2002 consist of the following:

	2001	2002
Pension obligations (note 21)	37	71
Deferred government grants	37	230
Deferred license and technology transfer fees (note 23)	16	39
Redeemable interest	196	218
Minority interest	18	12
Other	34	39

	338	609

        Under the Company's agreements with the other investors in the SC300 venture, each of them has the right to sell their interest in the venture to the Company on September 30, 2005 and every third anniversary thereafter, and the Company has the right to purchase their interests in the venture once every three years, commencing March 31, 2004. In addition, each of the new investors has the right to sell its interest in the joint venture to the Company under certain conditions. The carrying amount of this liability represents their contributed capital and is increased by amounts representing accretion of interest, which could be payable under the redemption feature, so that the carrying amount of the liability will equal the redemption amount at any redemption date.

18.  Debt

        Debt at September 30, 2001 and 2002 consists of the following:

	2001	2002
Short-term debt:
Notes payable to banks, weighted average rate 3.0%	95	96
Current portion of long-term debt	21	23
Capital lease obligations	3	1

Total short-term debt and current maturities	119	120

Long-term debt:
Convertible subordinated notes, 4.25%, due 2007	—	981
Loans payable to banks
Unsecured term loans, weighted average rate 3.6%, due 2002–2008	112	595
Interest-free loan, due 2004	43	51
Secured term loans, weighted average rate 5.1%, due 2007	1	2
Loans payable, weighted average rate 4.0%, due 2004	7	6
Notes payable, weighted average rate 4.0%, due 2003	11	—
Notes payable to governmental entity, rate 1.4%, due 2027–2031	74	70
Capital lease obligations	1	5

Total long-term debt	249	1,710

        Short-term notes payable to banks consist primarily of borrowings under the terms of short-term borrowing arrangements.

        On February 6, 2002, the Company (as guarantor), through its subsidiary Infineon Technologies Holdings B.V. (as issuer), issued €1,000 in subordinated convertible notes at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into Infineon shares at a conversion price of euro 35.43 per share. Upon conversion, the Company may pay a cash amount in lieu of delivery of all or part of the shares. The convertible notes accrue interest at 4.25% per year and have a five year maturity. The notes are unsecured and pari passu with all present and future unsecured subordinated obligations of the issuer. The note holders have a negative pledge relating to any future capital market indebtedness, as defined. The note holders have an early redemption option in the event of a change of control, as defined. The Company may redeem the convertible notes after three years at their principal amount plus interest accrued thereon, if the Infineon share price exceeds 115% of the conversion price for a 30-day period. The convertible notes are listed on the Luxembourg Stock Exchange. At September 30, 2002, unamortized debt issuance costs were €16.

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

        At September 30, 2002, the Company had €70 of unsecured Industrial Revenue Bonds outstanding associated with the construction at the Infineon Richmond facility.

        The Company has a €450 syndicated credit facility relating to the expansion of the Dresden manufacturing facility. The credit facility is supported by a partial guarantee of the Federal Republic of Germany and another governmental entity. The credit facility contains specified financial covenants, provides for annual payments of interest and matures on September 30, 2005. At September 30, 2002, this facility was fully drawn.

        On September 30, 2002 the Company concluded a €750 syndicated multicurrency revolving credit facility. The amount of the facility is divided into two equal tranches. The first tranche of €375 expires in September 2003. The second tranche of €375 expires in September 2005. The facility has customary financial covenants and drawings bear market related interest. This facility replaces the existing €622 multicurrency revolving credit facility on such date. At September 30, 2002 no amounts were outstanding under this facility.

        The Company has established independent financing arrangements with several financial institutions, in the form of both short and long-term credit facilities, which are available for anticipated funding purposes. These facilities (which include the revolving credit facility of €750 and the syndicated credit facility of €450 described above and exclude capital leases and the convertible subordinate notes) aggregate €2,183, of which €1,340 was available at September 30, 2002, and are comprised of four components: The first component represents short term facilities, which are subject to firm commitments by financial institutions, for working capital, guarantees and cash pooling purposes, aggregate €911, of which €815 was available at September 30, 2002. The second component represents additional short term facilities, which are not subject to firm commitments by financial institutions, for working capital purposes, aggregate €152, of which €152 was available at September 30, 2002. The third component represents long-term facilities, with a maturity date of at least one year, which are subject to firm commitments by financial institutions, for working capital purposes, aggregate €384, of which €373 was available at September 30, 2002. The fourth component represents long-term facilities, with a maturity date of at least one year, which are subject to firm commitments by financial institutions for project finance purposes, aggregate €736 (including current maturities), which was fully drawn at September 30, 2002.

        At September 30, 2002, the Company is in compliance with its debt covenants under the relevant facilities.

        Interest expense for the years ended September 30, 2000, 2001 and 2002 was €0, €42 and €89, respectively.

        Aggregate amounts of long-term debt maturing subsequent to September 30, 2002 are as follows:

Year ending September 30,	Amount
2004	94
2005	499
2006	47
2007	1,000
thereafter	70

1,710

19.  Related Parties

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

        Related Party receivables at September 30, 2001 and 2002 consist of the following:

	2001	2002
Current:
Siemens group—trade	132	97
Associated and Related Companies—trade	12	8
Siemens group—financial and other	25	23
Associated and Related Companies—financial and other	38	28
Employee receivables	6	8

	213	164

Non-current:
Associated and Related Companies—financial and other	15	92
Employee receivables	4	2

	19	94

Total Related Party receivables	232	258

        Related Party payables at September 30, 2001 and 2002 consist of the following:

	2001	2002
Siemens group—trade	137	154
Associated and Related Companies—trade	98	206
Siemens group—financial and other	2	—
Associated and Related Companies—financial and other	2	62

Total Related Party payables	239	422

        Related Party receivables and payables have been segregated (1) between amounts owed by or to Siemens group companies and companies in which Infineon has an ownership interest and (2) based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of product. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrue interest at interbank rates.

        Transactions with Related Parties during the years ended September 30, 2000, 2001 and 2002, include the following:

	2000	2001	2002
Sales to Related Parties:
Siemens group companies	1,089	901	761
Associated and Related Companies	122	147	170
Purchases from Related Parties:
Siemens group companies	424	417	681
Associated and Related Companies	1,183	1,040	686
Interest income from Related Parties	14	9	5
Interest expense to Related Parties	21	10	2

        Sales to Siemens group companies include sales to the Siemens group sales organizations for resale to third parties of €326, €89 and €77 for the years ended September 30, 2000, 2001 and 2002, respectively. In January 2001, the Company completed the renegotiation of its compensation arrangements with the Siemens group sales organizations to cease the practice of selling at a discount to them for resale to third parties. Such discounts ranged between 5% to 8% and were reflected as reductions in net sales. Sales are principally conducted through the Company's own independent sales organization directly to third parties. Where the Company has not established its own independent sales organization in a certain country, a commission is paid to the Siemens group sales organizations where they assist in making sales directly to third parties.

        Purchases from Siemens group companies primarily include purchases of inventory, IT services, and administrative services.

        Technical equipment is leased to ALTIS (see note 11). The non-cancelable future lease payments due under this lease at September 30, 2002 amount to €23 for the year 2003 and €15 for the year 2004.

        On December 21, 2001, the ALTIS joint venture refinanced its bridge loan in part by executing a €110 revolving loan with a syndicate of financial institutions. The loan is not guaranteed by the shareholders of ALTIS, Infineon and IBM. In connection with this refinancing, Infineon and IBM each extended term loans to ALTIS, which are subordinated to the syndicated revolving loan, and of which €76 is included in non-current Associated and Related Companies—financial and other receivables as of September 30, 2002.

        At September 30, 2002, current Associated and Related Companies—financial and other payables include a loan of $55 million from UMCi, which bears interest at market rates and is due on December 27, 2002.

        On August 10, 2000, Siemens issued a guaranteed exchangeable note with an aggregate nominal amount of €2,500 (representing 4% of the Company's ordinary share capital), which is divided into bearer notes with a nominal amount of €0.1 each. The notes bear a 1% fixed annual interest rate and are to be redeemed by Siemens on August 10, 2005. Each note can be exchanged, in certain circumstances, through August 10, 2005 for 1,000 Infineon shares.

        On December 5, 2001, Siemens transferred 200 million Infineon shares, or approximately 28.9% of Infineon's then outstanding share capital to an irrevocable, non-voting trust, not related to the Siemens group, under a trust agreement. The trustee has legal title to the shares held in trust and Siemens has irrevocably relinquished all voting rights in the shares. However, the trustee is not permitted to vote any Infineon shares it holds in trust under the trust agreement. Siemens continues to be entitled to all the benefits of economic ownership of the shares held in trust, including the right to receive cash dividends and any proceeds resulting from a permitted sale of the Infineon shares held in trust under the trust agreement. Under the trust agreement, the trustee holds the shares in trust for the benefit of the beneficiaries under the trust agreement, which include Siemens as trustor and third party shareholders of Infineon. The trust agreement will terminate when the Siemens group, on a consolidated basis, have held, directly or indirectly, less than 50% of the voting share capital of Infineon, including the shares held in trust by the trustee, for a period of two consecutive years. Certain provisions of the trust agreement, including those relating to voting and transfer of the shares held in trust, may not be amended without the approval of Infineon's shareholders.

        The irrevocable transfer of Infineon shares to the non-voting trust by Siemens on December 5, 2001, reduced Siemens' voting interest in Infineon by an amount corresponding to the number of shares transferred. Accordingly, while Siemens' ownership interest in Infineon at December 31, 2001 is 47.1%, its voting interest is 18.2%. Such voting interest, when combined with the voting interest in Infineon shares of 13.2% held by the Siemens pension trust, represents a combined voting interest of 31.4% as of December 31, 2001. Since shareholders of Infineon other than Siemens and the Siemens pension trust own approximately 39.7% of Infineon's share capital, they control a majority of the shares that may be voted at any Infineon shareholders' meeting. The effect of the transfer of Infineon shares into the non-voting trust is that the other shareholders in Infineon have a disproportionate voting interest.

        Upon ceasing to be a majority-controlled subsidiary of Siemens, the Company lost rights under a number of patent cross-license agreements originally entered into by Siemens and third parties. In anticipation of this possibility, the Company has entered into patent cross-license agreements with many of these third parties that extend or transfer to the Company the relevant third party's cross-license arrangements with Siemens. In addition the Company has negotiated new contracts and is engaged in continuing negotiations with several major industry participants.

        On January 8, 2002, Siemens sold 40 million Infineon shares in a block trade transaction, thereby reducing the combined voting interest of Siemens and the Siemens pension trust in the Company as of that date to 25.6%.

20.  Income Taxes

        Income (loss) before income taxes and minority interest is attributable to the following geographic locations for the years ended September 30, 2000, 2001 and 2002:

	2000	2001	2002
Germany	1,298	(1,184)	(1,403)
Foreign	446	159	236

	1,744	(1,025)	(1,167)

        Income tax expense (benefit) for the years ended September 30, 2000, 2001 and 2002 is as follows:

	2000	2001	2002
Current taxes
Germany	448	23	15
Foreign	73	43	124

	521	66	139
Deferred taxes
Germany	110	(490)	(232)
Foreign	(19)	(4)	(46)

	91	(494)	(278)

Income tax (benefit) expense	612	(428)	(139)

        In October 2000, the German government enacted new tax legislation which reduced the Company's statutory tax rate in Germany to a uniform 25%, effective for the Company's year ended September 30, 2002. Additionally, a solidarity surcharge of 5.5% and trade tax of 13% is levied, for a combined statutory tax rate of 39%. Prior to October 1, 2001, a split rate imputation system was applied of 40% on retained earnings and 30% on distributed earnings, for a combined statutory rate of 52%. The impact of the reduced tax rate on the Company's deferred tax balances of €28 was recorded in the year ended September 30, 2001.

        On September 19, 2002, the German government enacted new tax legislation which increases the corporate statutory tax rate from 25% to 26.5%, and which is applicable only for the Company's financial year ending September 30, 2003. The legislation was enacted to provide assistance to flood victims in Germany. The effect of the increased tax rate was recorded as a € 2 income tax benefit in the year ended September 30, 2002, representing the impact on temporary differences which are expected to reverse in the following financial year.

        A reconciliation of income taxes for the years ended September 30, 2000, 2001 and 2002, determined using the German corporate tax rate plus trade taxes, net of federal benefit, for a combined statutory rate of 52% for 2000 and 2001, and 39% for 2002 is as follows:

	2000	2001	2002
Expected provision (benefit) for income taxes	907	(533)	(455)
Dividend tax credit	(58)	—	—
Tax free income	(79)	(16)	(39)
Foreign tax rate differential	(150)	(91)	(16)
Non deductible expenses and other provisions	1	41	99
Change in German tax rate—effect on opening balance	—	(28)	—
Change in German tax rate—effect on current year	—	154	(2)
Change in valuation allowance	(28)	18	275
In-process research and development	—	29	10
Other	19	(2)	(11)

Actual provision (benefit) for income taxes	612	(428)	(139)

        Deferred income tax assets and liabilities as of September 30, 2001 and 2002 relate to the following:

	2001	2002
Assets:
Intangible assets	65	232
Investments	35	10
Inventories	30	27
Deferred income	84	148
Net operating loss and tax credit carry forwards	441	804
Other items	123	160

Gross deferred tax assets	778	1,381
Valuation allowances	(19)	(294)

Deferred tax assets	759	1,087

Liabilities:
Intangible assets	15	59
Property, plant and equipment	319	190
Accrued liabilities	9	8
Other items	37	40

Deferred tax liabilities	380	297

Deferred tax assets, net	379	790

        Net deferred income tax assets and liabilities are presented in the accompanying balance sheets as of September 30, 2001 and 2002 as follows:

	2001	2002
Deferred tax assets
Current	39	82
Non-current	412	787
Deferred tax liabilities
Current	(19)	(21)
Non-current	(53)	(58)

	379	790

        At September 30, 2002, Infineon had tax loss carry forwards of €1,667 (relating to both trade and corporate tax) and tax credit carry forwards of €65. Such tax loss and credit carry forwards are mainly from German operations, are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law, except for tax loss carry forwards from non-German operations of €91 which expire in 2020 and 2021.

        Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgement on the part of management, with respect to, amongst others, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company's ability to generate the appropriate character of future taxable income sufficient to utilize loss carryforwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three year period as of September 30, 2002, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods. As a result of this assessment, the Company increased the deferred tax asset valuation allowance as of September 30, 2002 by € 275 million, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in future. During the year ended September 30, 2001, valuation allowances in the amount of € 19 were established for tax loss carry-forwards relating to the Malaysian operations which were considered more likely than not that they would not be fully utilized, due to the existence of tax credit carry-forwards.

        Infineon did not provide for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries as of September 30, 2002, because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

        The income tax (benefit) expense for the 2000, 2001 and 2002 financial years was allocated to continuing operations and accumulated other comprehensive income. The aggregate amounts allocated to equity, for unrealized gains (losses) on securities and minimum pension liabilities, was €9, €(15) and €(6) for 2000, 2001 and 2002, respectively.

21.  Pension Plans

        Infineon provides pension benefits to a significant portion of its hourly and salaried employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both wage level and position).

        Information with respect to Infineon's pension plans for the years ended September 30, 2000, 2001 and 2002 is presented by German ("Domestic") plans and non-German ("Foreign") plans.

	2000		2001		2002
	Domestic plans	Foreign plans	Domestic plans	Foreign plans	Domestic plans	Foreign plans
Change in projected benefit obligations:
Projected benefit obligations beginning of year	(148)	(16)	(170)	(31)	(197)	(30)
Service cost	(10)	(5)	(12)	(1)	(13)	(4)
Interest cost	(9)	(3)	(11)	(2)	(12)	(2)
Actuarial (losses) gains	(4)	(1)	(6)	(4)	—	2
Business combinations	—	(1)	—	—	—	(7)
Divestitures	—	—	—	—	1	—
New plan created	—	—	—	—	(1)	(2)
Plan amendments	—	—	—	4	—	—
Settlement of pension obligations	—	—	—	1	—	—
Benefits paid	1	—	2	—	2	—
Curtailment	—	—	—	—	2	—
Foreign currency effects	—	(5)	—	3	—	2

Projected benefit obligations end of year	(170)	(31)	(197)	(30)	(218)	(41)

Change in fair value of plan assets:
Fair value at beginning of year	—	5	155	9	133	24
Contributions and transfers	155	—	—	15	12	1
Actual return on plan assets	—	2	(22)	1	(13)	1
Benefits paid	—	—	—	—	(2)	—
New plan created	—	—	—	—	—	2
Foreign currency effects	—	2	—	(1)	—	(2)

Fair value at end of year	155	9	133	24	130	26

Funded status	(15)	(22)	(64)	(6)	(88)	(15)
Unrecognized actuarial loss	9	7	52	4	68	3
Unrecognized net obligation	3	—	2	—	—	—

Net liability recognized	(3)	(15)	(10)	(2)	(20)	(12)

        The above net liability is recognized as follows in the accompanying balance sheets as of September 30:

	2000		2001		2002
	Domestic plans	Foreign plans	Domestic plans	Foreign plans	Domestic plans	Foreign plans
Prepaid pension cost	4	—	—	—	—	—
Restricted cash	14	—	—	—	—	—
Accumulated other comprehensive income	—	—	19	—	33	—
Accrued pension liability	(21)	(15)	(29)	(2)	(53)	(12)

Net liability recognized	(3)	(15)	(10)	(2)	(20)	(12)

        The assumptions used in calculating the actuarial values for the principal pension plans are as follows:

	2000		2001		2002
	Domestic plans	Foreign plans	Domestic plans	Foreign plans	Domestic plans	Foreign plans
Discount rate	6.5%	7.8%	6.0%	7.5%	6.0%	5.5%–7.0%
Rate of compensation increase	3.5%–3.8%	5.0%	3.0%	4.5%	3.0%	3.0%–4.5%
Expected return on plan assets	—	8.5%	10.0%	8.0%	5.4%	6.0%–7.0%

        Discount rates are established based on prevailing market rates for high-quality fixed-income instruments that, if the pension benefit obligation was settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. The Company believes short-term changes in interest rates should not affect the measurement of the Company's long-term obligation.

        The components of net periodic pension cost for the years ended September 30, 2000, 2001 and 2002 are as follows:

	2000		2001		2002
	Domestic plans	Foreign plans	Domestic plans	Foreign plans	Domestic plans	Foreign plans
Service cost	(10)	(5)	(12)	(1)	(13)	(4)
Interest cost	(9)	(3)	(11)	(2)	(12)	(2)
Expected return on plan assets	—	1	15	1	7	1
Amortization of unrecognized losses	—	—	—	—	(2)	—
Amortization of unrecognized net obligation	(2)	—	(2)	—	(2)	—

Net periodic pension cost	(21)	(7)	(10)	(2)	(22)	(5)

        On September 25, 2000, the Company established the Infineon Technologies Pension Trust (the "Pension Trust") for the purpose of funding future pension benefit payments for employees in Germany. The Company contributed €155 of cash and marketable debt and equity securities, which qualify as plan assets under SFAS No. 87, to the Pension Trust for use in funding these pension benefit obligations, thereby reducing accrued pension liabilities.

        The effect of the employee terminations, in connection with the Company's restructuring plan (see note 24), on the Company's pension obligation is reflected as a curtailment in the year ended September 30, 2002 pursuant to the provisions of SFAS No. 88 "Employers Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

        During the year ended September 30, 2002, the Company made contributions of €10 to fund its pension plan in Germany.

        During the year ended September 30, 2002, the Company established a deferred savings plan for its German employees, whereby a portion of the employee's salary is invested for an annuity payment including interest upon retirement. The liability for such future payments is actuarially determined and accounted for on the same basis as the Company's other pension plans.

        Following the Company's spin-off from Siemens, the Company established a pension plan for its US employees separate from the Siemens US pension plan. At the time of the spin-off, the funded status of the Company's allocated portion of the Siemens US pension plan relating to the transferred employees was reflected as an accrued pension liability. Subsequently, Siemens transferred assets to fund this liability based on an actuarial determination. The difference between the actuarial valuation at the funding date and the originally allocated liability of €10 is reflected as an equity transaction during the year ended September 30, 2002.

        The Company provides post-retirement health care benefits to eligible employees in the United States. The Company recognized net periodic benefit cost of €1, €1 and €0 for the years ended September 30, 2000, 2001 and 2002, respectively. The net liability recognized in the balance sheet was €6 both at September 30, 2001 and 2002.

22.  Grants and Subsidies

        Infineon has received economic development funding from various governmental entities, including grants for the construction of manufacturing facilities, grants to subsidize research and development activities, employee training and interest expense. Grants and subsidies included in the accompanying financial statements during the years ended September 30, 2000, 2001 and 2002, are as follows:

	2000	2001	2002
Included in the statements of operations:
Interest subsidies	63	—	—
Research and development	41	71	59
Other	11	10	34

	115	81	93

Construction grants deducted from the cost of fixed assets	—	11	83

23.  License and Technology Transfer Fees

        During the years ended September 30, 2000, 2001 and 2002, Infineon recognized revenues related to license and technology transfer fees of €176, €88 and €147, respectively, which are included in net sales in the accompanying statements of operations. Pursuant to SEC SAB 101, license fees previously received but deferred of €85 were recognized as revenue in the year ended September 30, 2002, since the Company had fulfilled all of its obligations and all such amounts were realized. At September 30, 2002 previously received license fees from ProMOS of €60 have been recorded as deferred revenue and are offset against the related investment (see note 12) in the accompanying balance sheets pursuant to SEC SAB No. 5:H.

        In March 2000, the Company entered into new technology transfer agreements with ProMOS, and restructured existing agreements with MVI. As part of these agreements, previously unrecognized license fees of $108 million due from MVI were rescheduled and will be recognized as revenue over the life of the new contracts. In conjunction with the restructured agreements, license fees previously received but deferred of €138 were recognized as revenue in the year ended September 30, 2000, since the Company had fulfilled all of its obligations and all such amounts were realized.

        In March 2002, the Company further modified its capacity reservation agreements with ProMOS (see note 31) and further restructured the payment terms of the existing licensing agreements with MVI. The agreement extended the repayment of the outstanding licensing fees of $54 million through January 2004 (which is recognized on the cash basis) and extended the dating on other amounts due to the Company. In exchange for these provisions, MVI placed 56,330,000 shares of ProMOS in an escrow to secure the amounts outstanding under the licensing agreement in the event of a payment default.

24.  Restructuring

        During the quarter ended September 30, 2001, in response to continued weakness in the technology sector worldwide, Infineon approved plans to restructure the organization and reduce costs. Infineon is implementing changes to streamline its procurement and logistics processes, as well as reduce information technology and manufacturing costs. These changes are intended to improve operational efficiencies and improve the entire management of the product procurement and order fulfillment cycles. Accordingly, the Company announced plans to reduce worldwide headcount by approximately 5,000 employees. As of September 30, 2002, the Company had concluded this headcount reduction and had terminated or signed termination agreements with such employees.

        Restructuring charges of € 117 were expensed during the year ended September 30, 2001. This charge is comprised of €57 relating to involuntary employee terminations, €44 relating to both previously capitalized expenditures (€27) and related exit costs (€17) associated with the discontinuance of a world-wide information technology project and €16 of other exit costs.

        During the year ended September 30, 2002, in executing the restructuring plan additional charges of €16 were taken relating to non-cancelable commitments.

        The development of the restructuring liability during the year ended September, 30, 2002, is as follows:

	September 30, 2001			September 30, 2002
	Accrued liability	Payments	Restructuring charge	Accrued liability
Employee terminations	53	(47)	—	6
Other exit costs	28	(15)	16	29

	81	(62)	16	35

25.  Supplemental Operating Cost Information

        The cost of services and materials are as follows for the years ended September 30:

	2000	2001	2002
Raw materials, supplies and purchased goods	2,047	2,045	1,689
Purchased services	1,022	1,357	926

Total	3,069	3,402	2,615

        Personnel expenses are as follows for the years ended September 30:

	2000	2001	2002
Wages and salaries	1,263	1,510	1,422
Social levies	184	240	267
Pension expense	29	13	27

Total	1,476	1,763	1,716

        The average number of employees by geographic region is as follows for the years ended September 30:

	2000	2001	2002
Germany	13,718	16,279	15,773
Other Europe	3,161	4,921	4,376
USA	2,747	3,101	2,818
Asia/Pacific	8,064	9,095	7,189
Other	—	7	24

Total	27,690	33,403	30,180

        In connection with the 2001 restructuring plan (see note 24) the Company reduced its headcount by approximately 5,000 employees from the level at June 30, 2001, which was partially offset by the acquisition of MIC in September 2002.

26.  Supplemental Cash Flow Information

	2000	2001	2002
Cash paid for:
Interest	53	52	55
Income taxes	211	282	46
Non-cash investing and financing activities:
Contributions from (to) Siemens	12	(11)	10

        For the year ended September 30, 2001, the proceeds from the sale of the Company's interest in OSRAM Opto is reflected under net cash provided by financing activities as a capital contribution. The excess purchase price of €392 is net of deferred tax of €141.

27.  Other Comprehensive Income (Loss)

        The changes in the components of other comprehensive income (loss) for the years ended September 30, 2000, 2001 and 2002 are as follows:

	2000			2001			2002
	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Unrealized gains (losses) on securities:
Unrealized holding gains (losses)	13	(7)	6	(3)	1	(2)	(4)	2	(2)
Reclassification adjustment for (gains) losses included in net income (loss)	4	(2)	2	(13)	7	(6)	3	(1)	2

Net unrealized gains (losses)	17	(9)	8	(16)	8	(8)	(1)	1	—
Additional minimum pension liability	—	—	—	(19)	7	(12)	(13)	5	(8)
Foreign currency translation adjustment	105	—	105	(19)	—	(19)	(92)	—	(92)

Other comprehensive income (loss)	122	(9)	113	(54)	15	(39)	(106)	6	(100)
Accumulated other comprehensive income (loss)—beginning of year	(3)	2	(1)	119	(7)	112	65	8	73

Accumulated other comprehensive income (loss)—end of year	119	(7)	112	65	8	73	(41)	14	(27)

28.  Stock-based Compensation

  Fixed Stock Option Plans

        In 1999, the shareholders approved a share option plan (the "LTI 1999 Plan"), which provided for the granting of non-transferable options to acquire ordinary shares over a future period. Under the terms of the LTI 1999 Plan, the Company could grant up to 48 million options over a five year period. The exercise price of each option equals 120% of the average closing price of the Company's stock during the five trading days prior to the grant date. Granted options vest at the latter of two years from the grant date or the date on which the Company's stock reaches the exercise price for at least one trading day. Options expire seven years from the grant date.

        On April 6, 2001, the Company's shareholders approved the International Long-Term Incentive Plan (the "LTI 2001 Plan") which replaced the LTI 1999 Plan. Options previously issued under the LTI 1999 Plan remain unaffected as to terms and conditions, however no additional options may be issued under the LTI 1999 Plan. Under the terms of the LTI 2001 Plan, the Company can grant up to 51.5 million options over a five year period. The exercise price of each option equals 105% of the average closing price of the Company's stock during the five trading days prior to the grant date. Granted options have a vesting period of at least two years and expire seven years from the grant date.

        Under the LTI 2001 Plan, the Company's Supervisory Board will decide annually within three months after publication of the financial results how many options to grant the Management Board. The Management Board will, within the same three-month period, decide how many options to grant to eligible employees.

        A summary of the status of the LTI 1999 Plan and the LTI 2001 Plan as of September 30, 2002, and changes during the three years then ended is presented below:

	2000		2001		2002
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding at beginning of year	—	—	5,469,468	€42.15	11,267,878	€48.56
Granted	5,556,268	€42.15	6,013,060	€54.15	9,393,030	€21.74
Exercised	—	—	—	—	—	—
Forfeited	(86,800)	€42.00	(214,650)	€43.82	(777,698)	€45.90

Outstanding at end of year	5,469,468	€42.15	11,267,878	€48.56	19,883,210	35.96

Exercisable at end of year	—	—	—	—	5,060,460	€42.00

        The following table summarizes information about stock options outstanding and exercisable at September 30, 2002:

	Outstanding			Exercisable
Range of exercise prices	Number of options	Weighted- average remaining life (in years)	Weighted- average exercise price	Number of options	Weighted- average exercise price
€10–€15	1,524,000	6.90	€12.57	—	—
€15–€20	206,750	6.82	€16.08	—	—
€20–€25	7,516,940	6.18	€23.70	—	—
€25–€30	163,950	5.99	€27.45	—	—
€40–€45	5,144,960	4.47	€42.05	5,060,460	€42.00
€50–€55	196,700	5.51	€53.26	—	—
€55–€60	5,129,910	5.17	€55.19	—	—

	19,883,210	5.53	€35.96	5,060,460	€42.00

        As described in note 2, the Company applies APB Opinion 25 and its related interpretations to account for stock-based compensation. Accordingly, the Company did not recognize compensation expense upon the issuance of its stock options, because the option terms and exercise price are fixed and the exercise price exceeded the market price of the underlying shares on each grant date for the LTI 1999 and 2001 Plans.

        SFAS No. 123 establishes an alternative to determine compensation expense based on the fair value of the options at the grant date calculated through the use of option pricing models. Option pricing models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the options granted to the Company's employees with their exercise restrictions. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company estimated the fair value of each option grant at the date of grant using a Black-Scholes option-pricing model based on a single-option valuation approach with forfeitures recognized as they occur. The following weighted-average assumptions were used for grants in each year ended September 30:

	2000	2001	2002
Weighted-average assumptions:
Risk-free interest rate	5.46%	5.35%	4.19%
Expected volatility	45%	50%	52%
Dividend yield	0%	0%	0%
Expected life in years	4.50	4.50	4.50
Weighted-average fair value per option at grant date in euro	14.81	24.18	9.09

        If the Company had accounted for stock option grants under the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net income (loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated below:

	2000	2001	2002
Net income (loss)
As reported	1,126	(591)	(1,021)
Pro forma	1,116	(638)	(1,090)
Basic and diluted earnings (loss) per share
As reported	€1.83	€(0.92)	€(1.47)
Pro forma	€1.81	€(1.00)	€(1.57)

  Employee Stock Purchase Plans

        In connection with the IPO, as part of an employee offering, employees could purchase shares pursuant to a preferential allocation mechanism. Employees purchased 7,540,448 shares at an average discount of 5% of the offer price. The Company recognized compensation expense related to this employee offering of €3 during the year ended September 30, 2000.

        The Company has a worldwide employee stock purchase plan which provides employees with the opportunity to purchase ordinary shares of the Company at a discount of 15%, subject to a certain maximum per employee and a one year holding period. Pursuant to the provisions of this plan, employees purchased 355,460 shares during the year ended September 30, 2002.

29.  Financial Instruments

        Infineon periodically enters into derivatives including foreign currency forward and option contracts. The objective of these transactions is to reduce the market risk of exchange rate fluctuations to its foreign currency denominated net future cash flows. Infineon does not enter into derivatives for trading or speculative purposes.

        The euro equivalent notional amounts in millions and fair values of the Company's derivative instruments as of September 30, 2001 and 2002 are as follows:

	2001		2002
	Notional amount	Fair value	Notional amount	Fair value
Forward contracts sold:
U.S. dollar	1,377	62	313	6
Japanese yen	136	7	—	—
Great Britain pound	7	—	—	—
Forward contracts purchased:
U.S. dollar	261	(8)	148	—
Japanese yen	44	(1)	75	(2)
Singapore dollar	26	—	33	(1)
Great Britain pound	7	—	7	—
Other currencies	64	(1)	52	—
Cross currency interest rate swap:
U.S. dollar	616	59	616	106
Interest rate swap:	—	—	500	26
Forward rate agreements:	—	—	150	—

        At September 30, 2001 and 2002, all derivative financial instruments are recorded at fair value.

        Gains related to foreign currency derivatives and foreign currency transactions amounted to €184 and €34 for the years ended September 30, 2000 and 2001 and losses related to foreign currency derivatives and foreign currency transactions amounted to €16 for the year ended September 30, 2002, respectively. Gains and losses on derivative financial instruments are included in determining net income, with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other income or expense.

        Fair values of financial instruments are determined using quoted market prices or discounted cash flows. The fair value of Infineon's unsecured term loans and interest-bearing notes payable approximate their carrying values as their interest rates approximate those which could be obtained currently. Due to the restrictions in the transferability under the interest free arrangement, a fair value other than the carrying value of the interest-free loan is not meaningful. At September 30, 2002 the convertible bonds were trading at a 42.3% discount to par, based on quoted market values on the Luxembourg Stock Exchange. The fair values of Infineon's cash and cash equivalents, receivables, related party receivables and payables and other financial instruments approximate their carrying values due to their short term nature. The fair values of marketable securities are provided in note 7.

30.  Risks

        Financial instruments that expose Infineon to credit risk consist primarily of trade receivables, marketable securities and foreign currency derivatives. Concentrations of credit risks with respect to trade receivables are limited by the large number of geographically diverse customers and Infineon's credit approval and monitoring procedures. Related Parties account for a significant portion of sales and trade receivables. The concentration of credit risk with respect to marketable securities and foreign currency derivatives is limited by transactions with multiple banks up to pre-established limits.

        In order to remain competitive, Infineon must continue to make substantial investments in process technology and research and development. Portions of these investments might not be recoverable if these research and development efforts fail to gain market acceptance or if markets significantly deteriorate.

31.  Commitments and Contingencies

        On August 7, 2000 and August 8, 2000, Rambus Inc. ("Rambus"), filed separate actions against the Company in the U.S. and Germany. Rambus alleges that the Company has infringed patents owned by Rambus that relate to the SDRAM and DDR DRAM products. The SDRAM product is a significant component of the Company's DRAM product line. If the Company were to be enjoined from producing SDRAM and DDR DRAM products, the Company's financial position and results of operations would be materially and adversely affected, as the Company would have to discontinue the SDRAM and DDR DRAM product lines or enter into a licensing arrangement with Rambus, which could require the payment of substantial licensing fees. The affected products currently constitute substantially all of the products of the Memory Products segment. On May 4, 2001 and May 9, 2001, the Federal District Court for the Eastern District of Virginia dismissed all of Rambus' patent infringement claims against the Company. In addition, the court found that Rambus committed fraud by its conduct in the standard setting organization of JEDEC and awarded damages to Infineon. The case is currently on appeal at the U.S. Court of Appeals for the Federal Circuit. The Company cannot conclude as to the likelihood of an unfavorable outcome on appeal or whether the Company will ultimately prevail in the matter.

        The initial hearings on the German action commenced in May 2001. In its brief on February 9, 2001, Rambus amended its initial injunctive relief complaint to include a request for payment of damages for alleged infringement of the patents. No amount of damages have yet been declared. The initial hearing took place on May 18, 2001, at which time the Court noted the decisions of the parallel infringement suit in the U.S. The court has appointed a technical expert to render an opinion on the infringement issue. The opinion has been rendered but no decision has been made by the court yet. The Company believes that it has meritorious defenses and intends to vigorously defend itself in this matter.

        In October 1999, Deutsche Telekom AG ("DT") notified the Company of a potential contractual warranty claim in respect of chips supplied by the Company for DT calling cards. The claim relates to damages allegedly suffered by DT as a result of such cards being fraudulently reloaded by third parties. DT originally alleged damages of approximately €90 as a result of these activities, reflecting damages suffered and the cost of remedial measures, and sought compensation from both Siemens and the Company. In November 2001, however, DT brought an action in court against Siemens alone, and increased the alleged amount of damages to approximately €125. Siemens gave a third party notice to the Company and the Company has joined the court proceedings on the side of Siemens. The initial court hearing is currently scheduled for January 28, 2003. Should Siemens be found liable, the Company could be responsible for payments to Siemens in connection with certain indemnifications provided to Siemens at the Formation. The Company has investigated the DT claim and believes that it is without merit. The Company does not anticipate that a material adverse effect on the Company's financial position, results of operations or cash flows will result in connection with the DT claim.

        In June 2002, Infineon Technologies AG's U.S. subsidiary, Infineon Technologies North America Corp., as well as other manufacturers of memory products, received a subpoena from a grand jury sitting in the U.S. District Court for the Northern District of California in connection with an investigation of possible violations of U.S. federal antitrust laws involving pricing in the dynamic random access memory (DRAM) industry. The Company has been requested to provide information to the grand jury to assist with its investigation and intends to cooperate with any requests by officials involved in the investigation. In connection with this investigation Infineon Technologies AG and Infineon Technologies North America Corp. have been sued in several separate class actions by direct and indirect purchasers of DRAM. All actions allege that Infineon and other competitors conspired to fix the price of DRAM. The Company is in the process of investigating these allegations. The Company is unable to predict the outcome of these suits.

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

        As a result of the Formation, the Company has agreed to indemnify Siemens against any losses relating to certain guarantees of financing arrangements that were transferred to the Company. At September 30, 2002, these arrangements include:

  •
  a guarantee of a letter of credit in the amount of €313 issued to cover contingent liabilities to repay government grants in respect of the Dresden facility;

  •
  a guarantee of indebtedness of ProMOS in the amount of $61 million, which indebtedness contains a cross default provision to another credit agreement.

        The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized based on the attainment of specified milestone criteria and where the fulfillment of the total project requirements is reasonably assured through planned and committed spending levels, employment and other factors. The Company is committed to meeting these requirements. Nevertheless, should the total project requirements not be met, up to €374 of these subsidies could be refundable as of September 30, 2002.

        The Company has entered into capacity reservation agreements with certain silicon foundries for the manufacturing and testing of semiconductor products. These agreements generally have a standard length of one to two years and are renewable. Under the terms of these agreements, the Company has agreed to purchase certain minimum quantities at specified prices.

        Under its product purchase agreement with ProMOS, the Company has agreed to buy 48% (on a net basis) of its total annual production output based on the Company's licensed technology, net of the portion sold to MVI, based, in part, on market price (see note 32). Additionally, the Company has capacity reservation agreements with ALTIS to purchase 50% of their respective total annual production output based on market prices. Purchases under these agreements are recorded as incurred in the normal course of business. The Company assesses its anticipated purchase requirements on a regular basis to meet customer demand for its products. An assessment of losses under these agreements is made on a regular basis in the event that either budgeted purchase quantities fall below the specified quantities or market prices for these products fall below the specified prices. ALTIS and ProMOS form an important part of the Infineon product procurement process.

        In May 2002, the Company and Winbond Electronics Corp. ("Winbond") entered into a licensing and product purchase agreement. Under the terms of the licensing agreement, the Company will transfer know how related to specific DRAM technology. The licensing agreement also provides for the payment of royalties on specific products sold by Winbond to third parties during the five-year term of the agreement. License fees are deferred and recognized on a straight line basis over the term of the product purchase agreement. Under the terms of the product purchase agreement, the Company has committed to purchase specified quantities of DRAM products, as defined, at prices based in part on market prices. Additionally, the Company will assume responsibilities for supplying a major customer of Winbond with DRAM products over the term of the agreement.

        In connection with the formation of the UMCi joint venture the Company has agreed to contribute, in periods subsequent to September 30, 2002, specified technology and aggregate cash capital contributions of approximately $405 million. Additionally, the Company has entered into a foundry capacity agreement with the UMCi joint venture which provides for certain minimum purchase volume commitments, representing approximately 30% of the capacity of the facility.

        In May 2002, the Company, DuPont and AMD entered into a joint venture agreement to construct and operate a facility in Dresden, Germany to manufacture photomasks. It is anticipated that the construction of the facility will be completed in the second half of calendar year 2003. In connection with this agreement, the Company entered into a ten-year supply agreement with DuPont, which will include output from the Dresden facility. The contract contains specified minimum annual purchase requirements and is non-cancelable.

        Total rental expenses under operating leases amounted to €131, €181 and €193 for the years ended September 30, 2000, 2001, and 2002, respectively. Future minimum lease payments under non-cancelable operating lease agreements with initial or remaining terms in excess of one year at September 30, 2002 are as follows: 2003, €83; 2004, €78; 2005, €67; 2006, €46; 2007, €18 and €84 for the remaining years.

32.  Subsequent Events

        After having received the necessary antitrust approvals, on October 1, 2002, the Company, Agere Systems Inc. and Motorola Inc, incorporated StarCore LLC. StarCore will focus on developing, standardizing and proliferating Digital Signal Processor (DSP) core technology. The Company will contribute intellectual property, its Tel Aviv design center and cash with an aggregate value of €25 for the formation of StarCore LLC.

        On October 4, 2002, the Company announced that it has cancelled its shareholders' agreement with MVI relating to their ProMOS joint venture, effective January 1, 2003, due to material breaches of the terms of the shareholders' agreement by MVI. The Company did not exercise its right under the shareholders' agreement to exercise a call option to acquire the ProMOS shares held by MVI or a put right to require MVI to acquire the ProMOS shares held by the Company. The product purchase and capacity reservation agreement, which establishes the rights and obligations of both shareholders to purchase product from ProMOS, will also terminate upon termination of the shareholders' agreement. The Company is evaluating several courses of action including the negotiation of a new supply agreement with ProMOS which, pursuant to the Articles of Association of ProMOS, would require a super majority approval of the ProMOS Board of Directors, and therefore the approval of MVI's representatives. There can be no assurance that such an agreement will be secured or that it will be approved by the ProMOS Board of Directors. Product purchases from ProMOS for the years ended September 30, 2001 and 2002 were €137 and €182, respectively (see note 31). The Company recognized license income from ProMOS of €95 during the year ended September 30, 2002. At September 30, 2002, the Company's investment in ProMOS was €196, net of deferred license income of €60. Additionally, at September 30, 2002 accounts receivable from MVI were current and amounted to €87.

        The Company has decided to merge the activities of the Wireless Solutions and Security & Chipcard ICs segments into one operating segment called Secure Mobile Solutions and to report it as such with effect from October 1, 2002.

        On November 13, 2002, the Company entered into agreements with Nanya relating to a strategic cooperation in the development of DRAM products and the construction and operation of a 300-millimeter manufacturing facility in Taiwan.

        Pursuant to the agreements, the Company and Nanya will develop advanced 90-nanometer and 70-nanometer technology. The parties anticipate that the development efforts will be completed no later than April 30, 2005 and the costs will be borne two-thirds by the Company and one-third by Nanya. In connection with these development efforts, the Company has granted Nanya a license to use its 0.11-micron technology in Nanya's existing operations. Nanya has agreed to pay the Company $95 million, principally over a period ending on September 30, 2003.

        The new 300-millimeter manufacturing facility will employ the technology developed under the aforementioned agreements to manufacture DRAM products and is anticipated to be completed in two phases. The first phase is projected to be completed by the second half of the 2004 calendar year. The second phases is anticipated to be completed in the 2006 financial year. The joint venture partners are obligated to each purchase one-half of the facility's production based in part on market prices.

        The total financing requirements of the construction of the 300-millimeter manufacturing facility will approximate €2,200. Of that amount, each joint venture partner will contribute €550 through the end of the 2005 calendar year, of which the Company anticipates that €110 will be required by September 30, 2003. The joint venture anticipates financing the remaining €1,100 through external financing. The timing of the construction and related financing may be subject to revision based on then existing market conditions. The proposed joint venture is subject to approval by antitrust authorities.

33.  Operating Segment and Geographic Information

        Infineon has reported its operating segment and geographic information in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information".

        Infineon operates primarily in five major operating segments, four of which are application focused: Automotive & Industrial, Wireline Communications, Wireless Solutions and Security & Chip Card ICs, and one of which is product focused: Memory Products. Further, certain of Infineon's remaining activities for product lines sold as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the "other operating segments" category pursuant to SFAS No. 131.

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

        The accounting policies of the segments are substantially the same as described in the summary of significant accounting policies (see note 2). As stated above, fixed assets are not identified by individual operating segments for management reporting purposes on a regular basis and accordingly are not allocated to the operating segment. Infineon does, however, allocate depreciation expense to the operating segments based on production volume and product mix using standard costs in order to obtain a measure of earnings before interest and taxes on a segment basis.

        Information with respect to Infineon's operating segments follows:

  Wireline Communications

        The Wireline Communications segment designs, develops, manufactures and markets semiconductors and fiber optic components for the communications access WAN (Wide Area Network), MAN (Metropolitan Area Network) and Corner Access (both Broadband and traditional Access) sector of the wireline communications market.

  Wireless Solutions

        The Wireless Solutions segment designs, develops, manufactures and markets semiconductors and complete systems solutions for a range of wireless applications, including cellular telephone systems, short range wireless systems (such as cordless telephone systems and Bluetooth radios) and devices used in connection with the "GPS" global positioning system.

  Security & Chip Card ICs

        The Security & Chip Card ICs segment designs, develops, manufactures and markets security controllers, security memories and other semiconductors and system solutions for use in applications requiring special security features such as banking, telecommunications, access control, identification and other security-sensitive applications.

  Automotive & Industrial

        The Automotive & Industrial segment designs, develops, manufactures and markets semiconductors and complete systems solutions for use in automotive and industrial applications.

  Memory Products

        The Memory Products segment designs, develops, manufacturers and markets semiconductor memory products with various packaging and configuration options and performance characteristics for use in standard, specialty and embedded memory applications.

  Other Operating Segments

        Remaining activities for certain sold product lines, as well as new business activities and sales of optoelectronic products are included in the Other Operating Segments.

        Effective October 1, 2001, the Company reorganized certain of its business units to better reflect its customer and market profiles. Accordingly, the segment results for the 2000 and 2001 financial years have been reclassified to be consistent with the reporting structure and presentation of the 2002 financial year, and to facilitate analysis of current and future operating segment information.

        The following tables present selected segment data for the years ended September 30, 2000, 2001 and 2002:

	2000	2001	2002
Net sales
Wireline Communications	661	766	386
Wireless Solutions	1,191	960	874
Security & Chipcard ICs	375	588	421
Automotive & Industrial	923	1,153	1,201
Memory Products	3,473	1,588	1,844
Other Operating Segments	570	560	434
Corporate and Reconciliation	90	56	47

Total	7,283	5,671	5,207

	2000	2001	2002
EBIT
Wireline Communications	48	(93)	(245)
Wireless Solutions	258	(178)	(82)
Security & Chipcard ICs	49	27	(52)
Automotive & Industrial	71	143	111
Memory Products	1,336	(931)	(616)
Other Operating Segments	28	188	6
Corporate and Reconciliation	(120)	(180)	(264)

Total	1,670	(1,024)	(1,142)

	2000	2001	2002
Depreciation and Amortization
Wireline Communications	61	98	97
Wireless Solutions	117	145	205
Security & Chipcard ICs	52	81	99
Automotive & Industrial	143	186	226
Memory Products	389	589	709
Other Operating Segments	72	23	35
Corporate and Reconciliation	—	—	—

Total	834	1,122	1,371

	2000	2001	2002
Equity in earnings (losses) of Associated Companies
Wireline Communications	—	—	—
Wireless Solutions	—	—	—
Security & Chipcard ICs	—	—	—
Automotive & Industrial	—	—	—
Memory Products	82	12	(56)
Other Operating Segments	9	1	(1)
Corporate and Reconciliation	10	12	10

Total	101	25	(47)

	2000	2001	2002
Inventories
Wireline Communications	55	101	62
Wireless Solutions	107	111	137
Security & Chipcard ICs	36	70	54
Automotive & Industrial	141	181	168
Memory Products	359	268	357
Other Operating Segments	35	49	21
Corporate and Reconciliation	108	102	92

Total	841	882	891

        At September 30, 2002 goodwill is reflected in the following segments:

2002
Goodwill
Wireline Communications	190
Wireless Solutions	73
Security & Chipcard ICs	—
Automotive & Industrial	—
Memory Products	88
Other Operating Segments	5
Corporate and Reconciliation	—

Total	356

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

        Effective October 1, 2000, the Company revised its method of reporting excess capacity costs for segment reporting purposes. Previously, all excess capacity costs, if any, were allocated to the segments based on the variance between originally forecasted purchases and actual purchases. The Company has revised the method to allocate excess capacity costs based on a foundry model, whereby such allocations are reduced based upon the lead time of order cancellation or modification. Any unabsorbed excess capacity costs are included in corporate and reconciliation. This change did not affect prior periods. The Company believes that this method better reflects the responsibilities of the segment management and is consistent with the practices of independent foundries and more appropriately reflects the segment operating results.

        Certain items are included in corporate and reconciliation and are not allocated to the segments. These include corporate headquarters' cost, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, legal costs associated with intellectual property are recognized by the segments when paid, which can differ from the period originally recognized by corporate and reconciliation. For the year ended September 30, 2002, corporate and reconciliation includes unallocated excess capacity costs of €211, restructuring charges of €16 and corporate information technology development costs and charges of €36. For the year ended September 30, 2001 corporate and reconciliation includes unallocated excess capacity costs of € 27, restructuring charges of €117 and corporate information technology development costs and charges of €71.

        The following is a summary of operations by geographic area for 2000, 2001 and 2002:

	2000	2001	2002
Net sales
Germany	1,612	1,745	1,372
Other Europe	1,647	1,260	1,023
USA	1,814	1,262	1,211
Asia/Pacific	2,100	1,309	1,512
Other	110	95	89

Total	7,283	5,671	5,207

	2000	2001	2002
Long-lived assets
Germany	2,297	3,454	3,113
Other Europe	790	1,006	1,172
USA	1,312	1,551	1,211
Asia/Pacific	310	350	374
Other	11	8	—

Total	4,720	6,369	5,870

        Revenues from external customers are based on the customers' billing location. Accordingly, there are no sales transactions between operating segments. Long-lived assets are those assets located in each geographic area.

        Except for sales to Siemens, which are discussed in note 19, no single customer accounted for more than 10% of Infineon's sales during the years ended September 30, 2000, 2001 and 2002. Sales to Siemens are made primarily by the Wireless Solutions and Automotive & Industrial segments.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: December 4, 2002
Munich, Germany

INFINEON TECHNOLOGIES AG
/s/ DR. ULRICH SCHUMACHER
Name:	Dr. Ulrich Schumacher
Title:	President and Chief Executive Officer
/s/ PETER J. FISCHL
Name:	Peter J. Fischl
Title:	Chief Financial Officer

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Ulrich Schumacher, certify that:

1.
I have reviewed this annual report on Form 20-F of Infineon Technologies AG;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 4, 2002

/s/ DR. ULRICH SCHUMACHER

Dr. Ulrich Schumacher
Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Peter J. Fischl, certify that:

1.
I have reviewed this annual report on Form 20-F of Infineon Technologies AG;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 4, 2002

/s/ PETER J. FISCHL

Peter J. Fischl
Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Articles of Association of Infineon Technologies AG (English translation)
1.2
Rules of Procedure for the Management Board of Infineon Technologies AG (English translation) (incorporated by reference to Exhibit 1.2 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
1.3
Rules of Procedure for the Supervisory Board of Infineon Technologies AG (English translation) (incorporated by reference to Exhibit 1.3 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
4.1
Einbringungsvertrag zwischen der Siemens Aktiengesellschaft und der Infineon Technologies AG i.Gr., dated as of March 23, 1999 (Contribution Agreement between Siemens Aktiengesellschaft and Infineon Technologies AG i.Gr., dated as of March 2, 1999) (incorporated by reference to Exhibit 10.1 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.2
Einbringungsvertrag zwischen Siemens Nederland N.V. und Infineon Technologies AG i.Gr., dated as of March 31, 1999 (Contribution Agreement between Siemens Nederland N.V. and Infineon Technologies AG i.Gr., dated as of March 31, 1999) (incorporated by reference to Exhibit 10.2 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.3
Gestionsvertrag- und Dienstleistungsvertrag zwischen Siemens Aktiengesellschaft und Infineon Technologies AG i.Gr., effective as of April 1, 1999 (Management and Services Agreement between Siemens Aktiengesellschaft and Infineon Technologies AG i.Gr., effective as of April 1, 1999) (incorporated by reference to Exhibit 10.3 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.4
Rahmenvertrag zwischen Siemens Aktiengesellschaft und Infineon Technologies AG über technische Entwicklung der Zentralabtellung Technik von Siemens, effective as of April 1, 1999 (Framework Agreement between Siemens Aktiengesellschaft and Infineon Technologies AG regarding technical development by Siemens' Central Technical Division, effective as of April 1, 1999) (incorporated by reference to Exhibit 10.4 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.5
Allgemeiner Garantievertrag zwischen Infineon Technologies AG und Siemens Aktiengesellshaft, dated as of January 21, 2000 (General Guarantee Agreement between Infineon Technologies AG and Siemens Aktiengesellschaft, dated as of January 21, 2000) (incorporated by reference to Exhibit 10.5 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.6
Non-Competition Agreement between Infineon Technologies AG and Siemens Aktiengesellschaft, dated as of February 11, 2000 (incorporated by reference to Exhibit 10.6 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.7
Patent Cross-License Agreement between Infineon Technologies AG and Siemens Aktiengesellschaft, dated as of February 11, 2000 (incorporated by reference to Exhibit 10.7 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.8
Treuhandvertrag zwischen der Siemens Aktiengesellschaft und der Infineon Technologies AG. i.Gr., dated as of March 31, 1999 (Trust Agreement between Siemens Aktiengesellschaft and Infineon Technologies AG. i.Gr., dated as of March 31, 1999) (incorporated by reference to Exhibit 10.8 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)

4.9
Rahmenmietvertrag über gewerbliche Flächen zwischen der Siemens Aktiengesellschaft und der Infineon Technologies Aktiengesellschaft i.Gr., dated as of August 10, 1999 (Framework lease regarding commercial property between Siemens Aktiengesellschaft and Infineon Technologies Aktiengesellschaft i.Gr., dated as of August 10, 1999) (Otto-Hahn-Ring 6, Sankt-Martin-Strasse 76 and Sankt-Martin-Strasse 53) (incorporated by reference to Exhibit 10.9 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.10
Einzelmietvertrag zum Rahmenmietvertrag über gewerbliche Flächen zwischen der Siemens Aktiengesellschaft und Infineon Technologies AG i. Gr., dated as of September 29, 1999 (Individual lease under a framework lease regarding commercial property between Siemens Aktiengesellschaft and Infineon Technologies AG, dated as of September 29, 1999) (Sankt-Martin-Str. 53) (incorporated by reference to Exhibit 10.10 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.11
Einzelmietvertrag zum Rahmenmietvertrag über gewerbliche Flächen zwischen der Siemens Aktiengesellschaft und Infineon Technologies AG i. Gr., dated as of August 12, 1999 (Individual lease under a framework lease regarding commercial property between Siemens Aktiengesellschaft and Infineon Technologies AG, dated as of August 12, 1999) (Sankt-Martin-Str. 76) (incorporated by reference to Exhibit 10.11 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.12
Einzelmietvertrag zum Rahmenmietvertrag über gewerbliche Flächen zwischen der Siemens Aktiengesellschaft und Infineon Technologies AG i. Gr., dated as of October 14, 1999 (Individual lease under a framework lease regarding commercial property between Siemens Aktiengesellschaft and Infineon Technologies AG, dated as of October 14, 1999) (Otto-Hahn-Ring 6) (incorporated by reference to Exhibit 10.12 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.13
Mietvertrag über gewerbliche Flächen zwichen der SIM 12, Grundstücks GmbH & Co. KG und der Infineon Technologies Aktiengesellschaft dated as of July 29, 1999 (Lease regarding commercial property between SIM 12, Grundstücks GmbH & Co. KG and Infineon Technologies Aktiengesellschaft, dated as of July 29, 1999) (Balanstrasse 73) (incorporated by reference to Exhibit 10.13 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.14
Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and Compagnie IBM France, dated as of June 24, 1999 (incorporated by reference to Exhibit 10.15 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.15
Shareholder Agreement between Mosel Vitelic, Inc. and Siemens Aktiengesellschaft concerning the establishment and operation of the joint venture company ProMOS Technologies Inc., dated as of December 26, 1996 (incorporated by reference to Exhibit 10.16 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.16
First Amendment to Shareholders Agreement between Mosel Vitelic, Inc., Siemens Aktiengesellschaft and Infineon Technologies AG concerning the joint venture company ProMOS Technologies Inc., dated as of March 15, 2000 (incorporated by reference to Exhibit 4.17 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
4.17
Assignment Agreement between Mosel Vitelic, Inc., Siemens Aktiengesellschaft, ProMOS Technologies Inc. and Infineon Technologies AG, effective as of March 15, 2000 (incorporated by reference to Exhibit 4.18 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))

4.18
256M Shrink I, III and IV Agreement among International Business Machines Corporation and Siemens Aktiengesellschaft and Toshiba Corporation, dated as of January 1, 1997 (incorporated by reference to Exhibit 10.22 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.19
IG Shrink I and II Agreement among International Business Machines Corporation and Infineon Technologies AG, dated as of October 1, 1999 (incorporated by reference to Exhibit 10.23 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.20
Investment Agreement by and between Infineon Technologies AG and Intel Corporation, dated as of February 14, 2000 (incorporated by reference to Exhibit 10.24 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.21
Commercial Agreement between Intel Corporation and Infineon Technologies AG, dated as of February 14, 2000 (incorporated by reference to Exhibit 10.25 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.22
CMOS 7SF/8SF Logic Joint Development Agreement by and between International Business Machines Corporation and Siemens Aktiengesellschaft, effective as of January 1, 1997, including Amendment No. 2, effective as of December 15, 1999 (incorporated by reference to Exhibit 10.26 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.23
CMOS 7SF License and 8SF/9SF Logic Joint Development Agreement by and between International Business Machines Corporation, Infineon Technologies AG and United Microelectronics Corporation, effective as of December 22, 1999 (incorporated by reference to Exhibit 10.27 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.24
Draft Konzeptpapier of the Free State of Saxony, dated as of August 4, 1999 (Draft Concept Paper, dated as of August 4, 1999) (incorporated by reference to Exhibit 4.28 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
4.25
Kooperationsvertrag zwischen Freistaat Sachsen, Infineon Technologies AG und M+W Zander Facility Engineering GmbH, effective as of May 10, 2000 (Cooperation Agreement between the Free State of Saxony, Infineon Technologies AG and M+W Zander Facility Engineering GmbH, effective as of May 10, 2000) (incorporated by reference to Exhibit 4.29 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
4.26
Generalübernehmervertrag für das Vorhaben DRAM 300 zwischen SC 300 GmbH & Co. KG und M+W Zander Facility Engineering GmbH, dated as of August 18, 2000 (General Contracting Agreement for the DRAM 300 Project between SC 300 GmbH & Co. KG and M+W Zander Facility Engineering GmbH, dated as of August 18, 2000) (incorporated by reference to Exhibit 4.30 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
4.27
Atypischer Unterbeteiligungsvertrag zwischen Infineon Technologies AG, Leipziger-Messe GmbH und SC300 Beteiligungs GmbH, effective as of May 10, 2000 (Atypical Sub-Participation Agreement between Infineon Technologies AG, Leipziger-Messe GmbH and SC300 Beteiligungs GmbH, effective as of May 10, 2000) (incorporated by reference to Exhibit 4.31 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))

4.28
Gesellschaftsvertrag der Infineon Technologies SC300 GmbH & Co. KG zwischen Leipziger-Messe GmbH, Infineon Technologies AG, SC 300 Beteiligungs GmbH und Semiconductor 300 Verwaltungsgesellschaft mbH, dated as of May 10, 2000 (Partnership Agreement of Infineon Technologies SC300 GmbH & Co. KG between Leipziger-Messe GmbH, Infineon Technologies AG, SC 300 Beteiligungs GmbH and Semiconductor 300 Verwaltungsgesellschaft mbH, dated as of May 10, 2000) (incorporated by reference to Exhibit 4.32 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
4.29
Registration Rights Agreement dated as of June 29, 2001, among Infineon Technologies AG, Siemens Aktiengesellschaft, Siemens Nederland N.V. and Siemens Pension Trust e.V. (incorporated by reference to Exhibit 10.2 to Infineon's Registration Statement on Form F-3 (File No. 333-3590), dated July 10, 2000)
4.30
Rahmendarlehensvertrag (Framework Loan Agreement) dated April 3, 2001, between Infineon and Siemens AG (incorporated by reference to Exhibit 10.2 of Infineon's Registration Statement on Form F-3 (File No. 333-3590), dated July 10, 2000)
4.31
Purchase and Transfer Agreement (Kauf- und Uebertragungsvertrag) between Infineon and OSRAM GmbH dated as of August 14, 2001 (incorporated by reference to Exhibit 4.31 to Infineon's Annual Report on Form 20-F for Financial Year 2001 (File No. 1-15000))
4.32
Non-Compete Agreement between OSRAM GmbH and Infineon dated as of April 3, 2001 (incorporated by reference to Exhibit 4.32 to Infineon's Annual Report on Form 20-F for Financial Year 2001 (File No. 1-15000))
4.33
Terms and Conditions of 4.25% Guaranteed Subordinated Convertible Notes due 2007 in the aggregate nominal amount of EUR 1,000,000,000 (the "Subordinated Convertible Notes") issued on February 1, 2002 by Infineon Technologies Holding B.V.
4.34	Undertaking for Granting of Conversion Rights from Infineon Technologies AG to JPMorgan Chase Bank for the benefit of the holders of the Subordinated Convertible Notes, dated February 1, 2002
4.35	Subordinated Guarantee of Infineon Technologies AG, as Guarantor, in favor of the holders of Subordinated Convertible Notes, dated February 1, 2002
4.36	Loan Agreement dated February 1, 2002, between Infineon Technologies Holding B.V., as Issuer, and Infineon Technologies AG
4.37
Assignment Agreement dated February 1, 2002, among Infineon Technologies Holding B.V., Infineon Technologies AG and JPMorgan Chase Bank for the benefit of the holders of the Subordinated Convertible Notes
4.38†	Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002
8	List of Subsidiaries of Infineon
10	Consent of KPMG Deutsche Treuhand-Gesellschaft AG
99.1	Certification of chief executive officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification of chief financial officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

†
Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.