Form 20-F
period 2003-09-30
INFINEON TECHNOLOGIES AG
filed 2003-11-21
CIK 1107457

Use these links to rapidly review the document
CROSS REFERENCES TO FORM 20-F
CONTENTS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☐

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☒
For the fiscal year ended September 30, 2003

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

        The number of outstanding shares of each of the issuer's classes of capital or common stock as of September 30, 2003: 720,880,604 ordinary shares, no par value but with a notional value of €2.00 per share.

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

        Item 17 ☐        Item 18 ☒

INFINEON TECHNOLOGIES AG

ANNUAL REPORT ON FORM 20-F
FOR THE FINANCIAL YEAR ENDED
SEPTEMBER 30, 2003

CROSS REFERENCES TO FORM 20-F

		Page
PART I
Item 1:	Identity of Directors, Senior Management and Advisers	n/a
Item 2:	Offer Statistics and Expected Timetable	n/a
Item 3:	Key Information
	Selected Financial Data	1
	Exchange Rate Information	102
	Risk Factors	33
Item 4:	Information on the Company
	History and Development of the Company	43
	Business Overview	41
	Organizational Structure	99
	Property, Plant and Equipment	60
Item 5:	Operating and Financial Review and Prospects	3
	Operating Results	9
	Liquidity and Capital Resources	21
	Research and Development; Patents and Licenses	63
	Trend Information	31
	Off-balance Sheet Arrangements	None
	Contractual Obligations	23
Item 6:	Directors, Senior Management and Employees
	Directors and Senior Management	77
	Compensation	85
	Board Practices	77
	Employees	25
	Share Ownership	89
Item 7:	Major Shareholders and Related Party Transactions
	Major Shareholders	89
	Related Party Transactions	91
Item 8:	Financial Information (See Item 18)	—
	Litigation	72
	Dividend Policy	100
Item 9:	The Offer and Listing
	Price History of the Stock	100
	Markets	100
Item 10:	Additional Information
	Articles of Association	94
	Material Contracts	111
	Exchange Controls	109
	Taxation	103
	Documents on Display	109
	Subsidiary Information	99
Item 11:	Quantitative and Qualitative Disclosure About Market Risk	29
Item 12:	Description of Securities Other Than Equity Securities	n/a
PART II
Item 13:	Defaults, Dividend Arrearages and Delinquencies	None
Item 14:	Material Modifications to the Rights of Security Holders	None
	Use of Proceeds	103
Item 15:	Controls and Procedures	110
Item 16A:	Audit Committee Financial Expert	n/a
Item 16B:	Code of Ethics	110
Item 16C:	Principal Accountant Fees and Services	110
Item 16D:	Exemption from the Listing Standards for Audit Committees	n/a
PART III
Item 18:	Financial Statements	F-1
Item 19:	Exhibits (See Exhibit Index)	—

i

CONTENTS

Cross References to Form 20-F
Presentation of Financial and Other Information
Selected Consolidated Financial Data
Operating and Financial Review
Key Developments During the 2003 Financial Year
Results of Operations
Financial Position
Other Matters
Critical Accounting Policies
Quantitative and Qualitative Disclosure About Market Risk
Subsequent Events
Outlook
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
Code of Ethics
Principal Accountant Fees and Services
Material Contracts
Glossary

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Our consolidated financial statements are expressed in euro, the currency of the European Economic and Monetary Union, which was introduced on January 1, 1999. In this annual report, references to "euro" or "€" are to euro, references to "DEM" are to Deutsche Mark and references to "U.S. dollars" or "$" are to United States dollars. For convenience, this annual report contains translations of euro amounts into U.S. dollars at the rate of €1.00 = $1.165, the noon buying rate of the Federal Reserve Bank of New York for euro on September 30, 2003. The noon buying rate for euro on November 19, 2003 was €1.00 = $1.1909. Our financial year ends on September 30 of each year. References to any financial year or to "FY" refer to the year ended September 30 of the calendar year specified. In this annual report, references to:

  •
  "our company", "we", "us" or "Infineon" are to Infineon Technologies AG and, unless the context otherwise requires, to its subsidiaries and its predecessor, the former semiconductor group of Siemens;

  •
  "Siemens" are to Siemens AG, a German company;

  •
  "Siemens' subsidiaries" are to entities wholly or majority-owned by Siemens AG (excluding Infineon); and

  •
  "the Siemens group" are to Siemens and Siemens' subsidiaries.

        This annual report contains market data that have been prepared or reported by Gartner Inc. and its unit Dataquest, Inc. (together "Gartner Dataquest"), IC Insights, Inc. ("IC Insights"), iSuppli Corporation ("iSuppli"), RHK, Inc. ("RHK"), Strategy Analytics, Inc. ("Strategy Analytics"), and World Semiconductor Trade Statistics ("WSTS").

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

iii

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected consolidated financial data in conjunction with our consolidated financial statements, the related notes and "Operating and Financial Review", all of which appear elsewhere in this annual report.

        We have derived the selected consolidated statement of operations and cash flow data for the 1999 through 2003 financial years and the selected consolidated balance sheet data at September 30, 1999 through 2003 from our consolidated financial statements, which have been prepared in accordance with U.S. GAAP and audited by KPMG Deutsche Treuhand-Gesellschaft AG, independent auditors.

        Our company was formed on April 1, 1999, comprising the semiconductor operations of Siemens. Our consolidated financial statements prior to our formation as a company may not necessarily be indicative of what our results of operations, financial position and cash flows would have been had we operated as a separate company during the periods presented, nor are they an indicator of future performance. Note 1 (Description of Business, Formation and Basis of Presentation) to our audited consolidated financial statements explains the methods used to prepare this financial data.

	For the year ended September 30,(1)
	1999	2000	2001	2002	2003	2003(2)(3)
	(in millions, except per share data)
Selected Consolidated Statement of Operations data
Net sales	€3,992	€6,989	€5,347	€4,890	€6,152	$7,167
Cost of goods sold	2,799	3,815	4,580	4,289	4,614	5,375

Gross profit	1,193	3,174	767	601	1,538	1,792
Research and development expenses	734	1,025	1,189	1,060	1,089	1,269
Selling, general and administrative expenses	530	668	782	643	679	791
Restructuring charges(4)	—	—	117	16	29	34
Other operating (income) expense, net	2	(2)	(200)	(46)	85	99

Operating income (loss)	(73)	1,483	(1,121)	(1,072)	(344)	(401)
Interest income (expense), net, inclusive of subsidies	43	75	(1)	(25)	(52)	(61)
Equity in earnings (losses) of associated companies	29	92	21	(47)	18	21
Gain (loss) on associated company share issuance(5)	—	53	11	18	(2)	(2)
Other income (expense), net	18	36	65	(41)	21	25
Minority interests	—	(6)	6	7	8	9

Income (loss) before income taxes	17	1,733	(1,019)	(1,160)	(351)	(409)
Income tax (expense) benefit	36	(614)	427	143	(84)	(98)

Net income (loss) from continuing operations	53	1,119	(592)	(1,017)	(435)	(507)
Net income (loss) from discontinued operations	8	7	1	(4)	—	—

Net income (loss)	€61	€1,126	€(591)	€(1,021)	€(435)	$(507)

Earnings (loss) per share — basic and diluted(6)
Basic and diluted — continuing operations	€0.09	€1.82	€(0.92)	€(1.46)	€(0.60)	$(0.70)
Basic and diluted — discontinued operation	0.01	0.01	—	(0.01)	—	—
Basic and diluted — net loss	€0.10	€1.83	€(0.92)	€(1.47)	€(0.60)	$(0.70)
Weighted average shares outstanding — basic (millions)(6)	600	614	641	695	721	721
Weighted average shares outstanding — diluted (millions)(6)	600	615	641	695	721	721
Dividends declared per share and per ADS	—	€0.65	—	—	—	—
Selected Consolidated Balance Sheet data
Cash and cash equivalents	€30	€511	€757	€1,199	€969	$1,129
Marketable securities	—	498	93	738	1,784	2,078
Working capital, excluding cash, cash equivalents and marketable securities	444	372	(177)	(129)	419	488
Total assets	6,445	8,853	9,743	10,918	10,805	12,588
Short-term debt, including current portion of long-term debt	495	138	119	120	149	174
Long-term debt, excluding current portion	135	128	249	1,710	2,343	2,730
Shareholders' equity	3,656	5,806	6,900	6,158	5,666	6,601
Selected Consolidated Cash Flow data
Net cash provided by operating activities	469	2,077	221	226	731	850
Net cash used in investing activities	(918)	(2,327)	(1,813)	(1,244)	(1,522)	(1,773)
Depreciation and amortization expenses	€573	€834	€1,121	€1,370	€1,437	$1,675

Notes

(1)
Columns may not add due to rounding.

(2)
Unaudited.

(3)
Converted from euro into U.S. dollars at an exchange rate of €1 = $1.165, which was the noon buying rate on September 30, 2003.

(4)
These charges relate to the implementation of our Impact cost-reduction programs.

(5)
In both 2000 and 2001, ProMOS Technologies, Inc. ("ProMOS") shareholders approved the distribution of employee bonuses in the form of shares. In 2002, ProMOS issued Global Depository Receipts in a public share offering and in 2003, ProMos initiated a share re-purchase program. As a result of these transactions, our interest was diluted, while our proportional share of ProMOS' equity increased (decreased) by €53 million, €11 million, €18 million and €(2) million, respectively. These increases (decreases) are reflected as non-operating income (expense).

(6)
Earnings per share for the 1999 financial year assumes that 600 million shares, the number of shares outstanding immediately prior to our initial public offering in March 2000, were outstanding for that period.

OPERATING AND FINANCIAL REVIEW

        This discussion of our consolidated financial condition and result of operations should be read in conjunction with our audited consolidated financial statements and other financial information included elsewhere in this annual report.

        Our audited consolidated financial statements have been prepared on the basis of a number of assumptions more fully explained in Notes 1 (Description of Business, Formation and Basis of Presentation) and 2 (Summary of Significant Accounting Policies) to our audited consolidated financial statements appearing elsewhere in this annual report.

        Our results of operations, related segment financial information, and disclosures for the 2001, 2002 and 2003 financial years have been reclassified to give effect to the following matters in order to be consistent with our revised reporting structure and presentation, and to facilitate analysis of current and future financial information.

  •
  We merged the activities of our Wireless Solutions and Security & Chipcard ICs segments into one operating segment called Secure Mobile Solutions and started to report it as such with effect from October 1, 2002.

  •
  Pursuant to an agreement reached between us and Osram GmbH ("Osram"), we transitioned all of our opto-electronic activities, previously reported as part of the other operating segments, to Osram as of March 31, 2003. The results of operations of the opto-electronics business are therefore presented as a discontinued operation pursuant to the provisions of Statement of Financial Accounting Standards 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", whereby effectively all sales and related costs and taxes for the operation are removed and instead presented on a separate line in the consolidated statement of operations.

  •
  We define EBIT as net income (loss) from continuing operations before interest and taxes. We previously excluded minority interest from EBIT, however all EBIT figures presented have been revised to reflect that change. Our management uses EBIT among other measures to establish budgets and operational goals, to manage our business, and to evaluate performance. We report EBIT information because we believe that it provides investors with meaningful information about our operating performance, and especially about the performance of our separate business segments.

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

        We design, develop, manufacture and market a broad range of semiconductors and complete systems solutions used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer goods, automotive products, industrial automation and control systems, and chip card applications. Our products include standard commodity components, full-custom devices, semi-custom devices, and application-specific components for memory, analog, digital and mixed-signal applications. We have operations, investments, and customers located mainly in Europe, Asia and North America. Our financial year-end is September 30.

        Our business is organized primarily into four main operating segments that serve various markets in the semiconductor industry:

  •
  The Wireline Communications segment designs, develops, manufactures and markets semiconductors and fiber-optic components for the communications access, WAN (Wide Area Network), MAN (Metropolitan Area Network) and Carrier Access (both Broadband and traditional Access) sectors of the wireline communications market.

  •
  The Secure Mobile Solutions segment designs, develops, manufactures and markets a wide range of ICs for wireless applications, security controllers, memory controllers and other semiconductors and complete system solutions for security and wireless applications.

  •
  The Automotive & Industrial segment designs, develops, manufactures and markets semiconductors and complete systems solutions for use in automotive and industrial applications.

  •
  The Memory Products segment designs, develops, manufactures and markets semiconductor memory products with various packaging and configuration options and performance characteristics for use in standard, specialty and embedded memory applications.

Overview

Initial Recovery of the World Economy

        The first half of the 2003 financial year saw unfavorable conditions in the semiconductor markets, reflecting continuing weakness in the world economy, political uncertainty over the situation in Iraq, and worldwide concern over the outbreak of the SARS (Severe Acute Respiratory Syndrome) virus, particularly in Asia. During the second half of our 2003 financial year, the US economy demonstrated signs of renewed growth. In addition, Asian Pacific economies, especially China, increased their growth rates after earlier weakness. The Japanese economy has also exhibited some signs of improvement after a 10-year recession. In light of the strong euro and weak domestic demand, economic conditions in Europe continue to be difficult, though some European economies have shown slight improvement.

        In September 2003, the International Monetary Fund (IMF) projected worldwide economic growth of 2.3 percent for the 2003 calendar year, compared to 1.9 percent for the 2002 calendar year. For the 2004 calendar year, the IMF projects a worldwide growth rate of 3.2 percent. We believe that this growth rate, if achieved, may provide a positive stimulus for the semiconductor market.

Semiconductor Market Shows Signs of Improvement

        According to WSTS (World Semiconductor Trade Statistics), the semiconductor market grew by 1.3 percent in 2002. We view 2003 as a transition period from moderate growth rates to anticipated higher growth rates in 2004. In October 2003, WSTS predicted a growth rate of 14.2 percent for the semiconductor market during the 2003 calendar year. Their analysis indicates that both non-memory products (logic chips, analog, discrete and optical components) as well as memory products (DRAMs, SRAMs and non-volatile memory such as flash memory) are expected to contribute to this improvement. Sales of non-memory products, which represent 80 percent of the total semiconductor market, are projected by WSTS to increase by 13.5 percent compared to the 2002 calendar year, and memory product sales are expected to grow at an even higher rate of 17.4 percent. For calendar year 2004, WSTS predicts an even stronger growth rate of 19.4 percent for the worldwide semiconductor market.

Key Developments During the 2003 Financial Year

        In 2003, the semiconductor market environment in which we operate improved compared to the substantial downturn of 2001 and 2002. However, the industry continued to be characterized by unfavorable global economic conditions, lackluster yet improving demand, and marginal technology spending. As a result of the improvement in both demand and the pricing environment, especially in memory products, we achieved profitability in the fourth quarter of the 2003 financial year. The following are the key developments in the 2003 financial year:

  •
  Revenues and EBIT improvement—profitability achieved in fourth quarter.

  •
  Improved market share.

  •
  Significantly improved liquidity.

  •
  Continuing improvement through our Impact and ACT programs.

  •
  Continued R&D investments and commitment to strategic R&D partnerships.

  •
  Acquisition of SensoNor improves Automotive & Industrial product portfolio.

  •
  Developments in alliances support growth strategy.

  •
  Ongoing improvements in production.

Revenues and EBIT improvement—profitability achieved in fourth quarter

        We experienced difficult market conditions for a majority of the 2003 financial year, resulting in our net loss of €435 million for the year. However, improvement in both demand and pricing in the latter half of the year coupled with an improvement in our manufacturing cost profile resulted in achieving profitability in the fourth quarter. Our key financial performance indicators for the 2003 financial year were:

  •
  We recorded total revenues of €6,152 million, which represents an increase of 26 percent from the €4,890 million in revenues posted in the 2002 financial year.

  •
  Our net loss after taxes declined by €586 million to €435 million, compared to a net loss of €1,021 million in the 2002 financial year.

  •
  We reduced our basic and fully-diluted loss per share by €0.87 to €0.60, compared to a loss of €1.47 per share in the 2002 financial year.

  •
  EBIT improved substantially by €836 million to a loss of €299 million, compared to an EBIT loss of €1,135 million in the 2002 financial year.

  •
  Cash flows generated by operating activities from continuing operations improved by €505 million to €731 million, compared to €226 million in the 2002 financial year.

        Our financial performance is discussed in detail under the section "Results of Operations".

Improved market share

        In the first half of the 2003 calendar year, we continued to improve our market share of the worldwide semiconductor industry to 4.0 percent, compared to 3.4 percent in the comparable prior period, according to iSuppli, a market research institution. According to iSuppli, we increased our DRAM market share to 17 percent in the first half of the 2003 calender year, up from 13 percent in the first half of the 2002 calendar year. We also maintained our third-place ranking among DRAM manufacturers worldwide.

Significantly improved liquidity

        We substantially improved our liquidity in the 2003 financial year, through certain financing transactions and significantly higher operating cash flow. Cash flows generated by operating activities from continuing operations in the 2003 financial year increased to €731 million from €226 million in the 2002 financial year, reflecting the improved operating results and working capital management. In June 2003, we issued a convertible bond and received net proceeds of €686 million, with which we plan to support our long-term business strategy.

Continuing improvement through our Impact and ACT programs

        In July 2001, we launched an extensive cost-reduction program called "Impact" as our response to the substantial market downturn in the semiconductor industry. We achieved cash savings and derived operational benefits from reduced capital expenditures, streamlined purchasing processes, reduction in employee headcount, and other cost reductions. In the 2002 financial year, we also initiated a process optimization drive called "Impact2", which is intended to improve the efficiency of current processes and structures.

        Through our ACT program we are continuing our efforts to improve our processes, and to complement the effects thereof through outsourcing and transferring certain functions, both internally and externally. In 2003, we centralized most of our European accounting processes in Portugal. In addition, we outsourced our information technology support function to an external provider. Through more streamlined operations and improved processes, we expect to be able to react faster to changes in the markets we serve and to focus our resources on our key competencies. Additionally, we aim for further optimization through decentralization. In this context, we have started to relocate parts of our Automotive & Industrial segment to Villach, Austria, where other parts of this business are already conducted. We are also expanding our regional presence in the USA and in Asia. We aim to improve our performance through decentralized decision making and closer proximity to our customers.

Continued R&D investments and commitment to strategic R&D partnerships

        Research & Development (R&D) expenses totaled €1,089 million in the 2003 financial year, compared to €1,060 million in the prior year. These amounts include acquired in-process R&D charges of €6 million in the 2003 financial year and €37 million in the 2002 financial year. As part of our Impact initiative, our R&D efforts were refocused primarily towards developing new innovative products in our core business segments and target markets. Major milestones achieved during the 2003 financial year included the development of:

  •
  A family of Security Chipcard Microcontrollers with an advanced memory architecture and innovative "Flip Chip on Substrate" packaging technology.

  •
  Next generation ADSL2+ and VDSL chips for Broadband Access applications.

  •
  Customized platform solutions for wireless terminals, GSM/GPRS and 3G standards as well as RF components for wireless infrastructure.

  •
  High-speed DDR 400 memory modules with densities of 128MB, 256MB and 512MB, validated by Intel.

  •
  Smallest 1-Gbit DDR in 0.11-micron technology, which is already validated by Intel.

  •
  First DDR-2 (512MBit) engineering samples booted on Intel "Lindenhurst" platform and shipped to customer and enabler.

        We also continued to make significant investments in process technologies for semiconductor manufacturing, as well as for the improvement of libraries, tools, software, and methodologies that help us to maintain leading-edge product development capabilities.

        The majority of our approximately 5,900 R&D employees are directly involved in developing products within our four segments. A central development group conducts those R&D projects that are of strategic importance to us, with the results applied across all segments. In addition, we have a central research department dedicated to exploring future technologies.

        In the 2003 financial year, our research team received awards for their work in the field of neural tissue sensor chips; electronics integrated into apparel and textiles; devices for ultra-dense data storage; and advanced architectures for multi-band and multi-standard cell phones.

        We have intensified our commitment to establishing new strategic R&D partnerships with other leading semiconductor and technology companies. These agreements are designed to provide us with competitive advantages by enabling more effective development of new technologies, quicker time-to-market, and the sharing of risks and costs. For example, in the 2003 financial year, we started to develop next-generation DRAM technologies together with Nanya Technology Corporation, Taiwan ("Nanya"). We also finalized a joint development agreement with IBM and Chartered Semiconductor Manufacturing to accelerate the transition to 65-nanometer process technology. This multi-year project closely aligns our low-power silicon expertise with IBM's leading process technology and Chartered's efforts to drive a common foundry process platform throughout the next technology generations.

Acquisition of SensoNor improves Automotive & Industrial product portfolio

        In June 2003, we acquired SensoNor AS ("SensoNor"), for total cash consideration of €34 million. In addition, we contributed capital of €13 million in connection with the consummation of the transaction. SensoNor, which was previously a publicly-listed company in Norway, develops, produces and markets tire-pressure and acceleration sensors. With this acquisition, we aim to strengthen our position in semiconductor sensors for the automotive business.

Developments in alliances support growth strategy

  •
  CSVC—We are establishing a venture with China-Singapore Suzhou Industrial Park Venture Co. Ltd. ("CSVC"), Suzhou, China, to construct a backend facility for the assembly and testing of memory ICs. The facility will be located in the Suzhou Industrial Park, near Shanghai. It will have an output capacity of up to one billion chips per year, and will be developed in a number of stages as dictated by growth and trends in the global semiconductor market. We plan to invest US$ 242 million over the next five years. It is anticipated that any further investment required to purchase additional equipment would be financed externally by the joint venture.

  •
  FMI—The German Federal Ministry of the Interior ("FMI") agreed in a "Memorandum of Understanding" with us on broad cooperation efforts in the field of Information Technology (IT) security. Our security cooperation aims to establish a sound technology basis for an enhanced security level in IT systems that are used in the civil service, in private companies, and in households.

  •
  ProMOS—During the 2003 financial year, we withdrew from our ProMOS joint venture in Hsinchu, Taiwan, due to repeated material breach of contract by Mosel Vitelic, the other joint venture partner. From January 1, 2003, we stopped buying products from ProMOS. Due to cost and productivity improvements and other existing cooperative arrangements with Taiwanese partners, this withdrawal has not affected our overall DRAM market position.

  •
  SMIC—We agreed on a broad cooperative arrangement with Semiconductor Manufacturing International Corporation ("SMIC"), Shanghai, China, for the production of DRAM standard memory chips. We will make our DRAM trench technology and 300-mm production know-how available to SMIC. In return, SMIC will manufacture these products exclusively for Infineon. Through this cooperation, we expect to expand our overall capacity significantly and grow our DRAM business, and further strengthen our regional presence without additional investment in production facilities.

  •
  UEC—We agreed to establish a joint venture with United Epitaxy Company ("UEC"), Taiwan, for the development and manufacturing of fiber optics components in Hsinchu, Taiwan. We will hold 56 percent of the shares of the joint venture, and UEC will hold the remainder. The total equity investment amounts to approximately €12 million, and will be made according to the shareholding ratio of the parent companies. Mass production is scheduled for the fourth quarter of the 2004 calendar year.

  •
  UMCi—We sold our interest in UMCi Pte Ltd ("UMCi"), Singapore, to United Microelectronics Corporation ("UMC"), Taiwan, which resulted in a pre-tax loss of €9 million in the fourth quarter of the 2003 financial year, mainly due to the adverse fluctuation in the US$/Euro exchange rate after our investment was made. This move will allow us and UMC to concentrate on our broader manufacturing partnership, and give us a more flexible manufacturing approach that includes access to all of UMC's current Taiwanese facilities, and access to UMCi when its production capacity comes on line.

  •
  Winbond—We have extended the fab cluster concept to include fabrication sites of our Taiwanese partner Winbond Electronics Corporation ("Winbond"), Taiwan, with whom we have signed a technology licensing and capacity foundry agreement.

Ongoing improvements in production

        At the start of the 2003 financial year, we again demonstrated the effectiveness of our cost- and capacity-variability measures (e.g. flexible DRAM vs. Logic corridors, flexible workforce). As a result of the improved market conditions during 2003 compared to 2002, we were able to improve the capacity utilization in most of our production facilities. Through a shift from DRAM to logic ICs, and by extended silicon foundry utilization, we will have the ability to devote additional capacity to logic IC production in the event of a further market upswing.

        We completed a number of key productivity projects during the 2003 calendar year that were designed to make us more competitive. We have successfully ramped up our high-performance process technology using structure sizes of 0.13-micron for logic products, allowing for up to eight layers of copper-metallization. We are now introducing a 90-nanometer process and have a technology roadmap over the next several years, for structure sizes down to 45-nanometer. Our process technologies benefit from many modular characteristics, including special low-power variants, analog options, and high-voltage capabilities. For memory process technology, we are currently ramping the 0.11-micron process technology for DRAM products. In addition, early in the 2003 financial year we reached the cost cross-over point for our 300-millimeter production compared to the cost in our existing 200-millimeter fabs.

Results of Operations

        The table below sets forth information about our total net sales by segment and geographic region, as well as EBIT by segment:

Results of Operations by Segment and Region

	For the year ended September 30,(1)
	2001		2002		2003
	(Euro in millions, except percentages)
Net sales by segment:
Wireline Communications	766	14%	386	8%	459	7%
Secure Mobile Solutions	1,522	29	1,278	26	1,645	27
Automotive & Industrial	1,153	22	1,201	25	1,392	23
Memory Products	1,614	30	1,861	38	2,485	40
Other Operating Segments	236	4	117	2	139	2
Corporate and Reconciliation	56	1	47	1	32	1

Total	5,347	100%	4,890	100%	6,152	100%

Net sales by geographic region:
Germany	1,636	31%	1,266	26%	1,535	25%
Other Europe	1,172	22	943	19	1,112	18
North America	1,208	23	1,158	24	1,393	23
Asia/Pacific	1,247	23	1,446	29	2,077	34
Other	84	1	77	2	35	1

Total	5,437	100%	4,890	100%	6,152	100%

EBIT:
Wireline Communications	(93)		(245)		(188)
Secure Mobile Solutions	(142)		(116)		(64)
Automotive & Industrial	143		111		186
Memory Products	(938)		(630)		31
Other Operating Segments	192		9		(49)
Corporate and Reconciliation	(180)		(264)		(215)

Total	(1,018)		(1,135)		(299)

(1)
Columns may not add due to rounding.

EBIT

        EBIT is determined as follows from the consolidated statements of operations:

	For the year ended September 30,
	2001	2002	2003
Net loss from continuing operations	(592)	(1,017)	(435)
Add: Income tax (benefit) expense	(427)	(143)	84
Interest expense, net	1	25	52

EBIT	(1,018)	(1,135)	(299)

        The following table presents the various individual results within the consolidated statements of operations expressed as percentages of sales.

Results of Operations in Percent

	For the year ended September 30,(1)
	2001	2002	2003
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(85.7)	(87.7)	(75.0)

Gross profit	14.3	12.3	25.0

Research and development expenses	(22.2)	(21.7)	(17.7)
Selling, general and administrative expenses	(14.6)	(13.1)	(11.0)
Restructuring charges	(2.2)	(0.3)	(0.5)
Other operating (income) expense, net	3.7	0.9	(1.4)

Operating loss	(21.0)	(21.9)	(5.6)

Interest expense, net,	0.0	(0.5)	(0.8)
Equity in earnings (losses) of associated companies	0.4	(1.0)	0.3
Gain (loss) on associated company share issuance	0.2	0.4	(0.0)
Other non-operating income (expense), net	1.2	(0.8)	0.3
Minority interests	0.1	0.1	0.1

Loss before income taxes	(19.1)	(23.7)	(5.7)
Income tax benefit (expense)	8.0	2.9	(1.4)

Net loss	(11.1)%	(20.9)%	(7.1)%

(1)
Columns may not add due to rounding.

2003 Financial Year compared with 2002 Financial Year

        Overall    We significantly increased sales in a difficult but improving market environment. This was achieved primarily through increased sales activity in the United States and Asia-Pacific ("APAC") regions, improved demand and pricing, especially in memory products, as well as continued growth in the Automotive & Industrial segment.

        These improvements were partially offset by the strengthening of the euro against other major currencies in our primary export markets during the 2003 financial year.

        Our operating results improved significantly as we continued to reduce our production costs, especially in memory products, due to increased productivity and the benefits of 300-mm volume production, and improved product mix towards higher-margin products.

        Net Sales    Net sales increased by 26% to €6,152 million from €4,890 million in the 2002 financial year. The revenue increase was mainly driven by higher demand for memory products and semiconductors used in mobile phones, as well as the continued strong performance of the Automotive & Industrial segment. Acquisitions (net of divestitures) since the beginning of the prior year had the effect of increasing revenues by €7 million in the 2002 financial year and by €129 million in the 2003 financial year. Memory Products continued to be our largest segment, representing 40 percent of total net sales for the 2003 financial year, compared to 38 percent in the prior year. Foreign currency fluctuations relative to the euro (primarily US$) had the effect of decreasing sales in the 2003 financial year by approximately €317 million compared to what they would have been utilizing the average exchange rates in effect during the 2002 financial year. We recognized license income of €183 million in the 2003 financial year, compared to €147 million in the 2002 financial year, primarily in the memory products segment.

        The following section describes the net sales of our main business segments during the 2003 financial year, compared to the 2002 financial year:

  •
  Wireline Communications—Total net sales of our Wireline Communications segment increased by 19 percent to €459 million in the 2003 financial year from €386 million in the 2002 financial year. The sales increase was driven by improved sales volumes of products for the telecommunications access market, due to higher demand, especially in developing countries. This more than offset the effect of lower prices compared to the prior year. Continuing low infrastructure investments by global telecommunications carriers negatively affected the market for fiber optics and optical networking products during the year, although we experienced increased demand, especially for fiber optics products, in the fourth quarter.

  •
  Secure Mobile Solutions—Net sales of our Secure Mobile Solutions segment increased by 29 percent to €1,645 million in the 2003 financial year from €1,278 million in the 2002 financial year. Sales increased significantly compared to the prior year mainly due to higher volume sales of baseband and radio frequency products as well as mobile phone related products. We experienced ongoing price pressure in the markets for Chipcard ICs and discrete components throughout the 2003 financial year. The inclusion of a full year of revenues from the Ericsson Microelectronics (MIC) business, acquired in September 2002, and increased sales of security solutions and Local Area Wireless applications, particularly Bluetooth, also contributed to the increase in revenues. Sales in the fourth quarter also benefited from a seasonal increase in demand, in particular for wide area wireless products.

  •
  Automotive & Industrial—Net sales of our Automotive & Industrial segment increased by 16 percent to €1,392 million in the 2003 financial year from €1,201 million in the 2002 financial year. The revenue increase resulted principally from stronger volume sales of automotive power applications and power management & supply products.

  •
  Memory Products—Net sales of the Memory Products segment increased by 34 percent to €2,485 million in the 2003 financial year from €1,861 million in the 2002 financial year. The increase in sales was principally due to higher volumes and improved product mix, which more than offset the effect of lower average selling prices, including the impact of an unfavorable US-Dollar/Euro exchange rate. Sales volumes also benefited from the ramp-up of our Dresden 300-mm facility, and from access to additional capacity made available through our recently established co-operation with Winbond, which offset the reduced volume of products we purchased from ProMOS.

  Overall megabit volume substantially increased during the 2003 financial year, as a result of increasing market demand for personal computers and system memory, significantly increased production of 256-Mbit DDR DRAM chips, and the start of volume production of 512-Mbit DRAM chips.

DRAM Price Development

    The price of DDR memory ICs dropped during the second quarter of the 2003 financial year but rose again during the fourth quarter. Price differentials between 128-Mbit and 256-Mbit ICs as well as contract and spot market prices fluctuated throughout the year, although the price differential between SDRAM and DDR DRAM narrowed during the year as many DRAM manufacturers increased their DDR DRAM production. We are continuing to optimize our product mix to take advantage of these market price differentials, and intend to increase our focus on producing high-end products and diversifying our product portfolio. Our average per-megabit selling prices, excluding the effects of currency fluctuations, declined by approximately 12 percent in the 2003 financial year, mainly due to increased bit volumes.

  •
  Other Operating Segments—Net sales of our Other Operating segments increased by 19 percent to €139 million in the 2003 financial year from €117 million in the 2002 financial year, primarily reflecting the addition of revenues from our recently established ASIC & Design (ADS) solutions business.

Net Sales by Region and Customer

        On a regional basis, sales in Europe represented 43 percent of total sales in the 2003 financial year, compared to 45 percent in the prior year. Sales outside Europe increased from 55 percent in the 2002 financial year to 57 percent, reflecting increased market penetration in Asia, including Japan.

        Only one customer, the Siemens group, accounted for more than 10 percent of our net sales in each of the 2002 and 2003 financial years. These sales comprise both direct sales to the Siemens Group, which accounted for 12 and 13 percent of net sales, respectively, and sales designated for resale to third parties, which accounted for 2 and 1 percent of net sales for the 2002 and 2003 financial years, respectively. Sales to the Siemens group are made primarily by our non-memory product segments.

        Cost of Goods Sold    Cost of goods sold increased by 8 percent to €4,614 million from €4,289 million in the 2002 financial year.

        Cost of goods sold as a percentage of net sales decreased to 75 percent from 88 percent in the 2002 financial year. This improvement is attributable to a variety of factors, including improved integration and lower idle-capacity costs across most of our segments, a substantially improved cost position in our memory products segment, and a better overall pricing environment than in the 2002 financial year. Although pricing improvement experienced in the first quarter reversed in the second quarter, principally due to a price decline in memory products, margins improved in all segments during the second half of the 2003 financial year. Price pressure negatively impacted margins in all of our segments during most of the 2003 financial year, except in the fourth quarter, when semiconductor market conditions generally improved, particularly for memory products.

        The gross margin development in our segments was as follows:

  •
  Wireline Communications—Gross margin improved compared to the 2002 financial year, mainly due to increased volumes of higher-margin access products and improved margin in fiber optics. Productivity gains and reduced idle-capacity costs also contributed to the major improvement in the 2003 financial year.

  •
  Secure Mobile Solutions—Gross margin improved compared to the 2002 financial year, particularly in the second half of the 2003 financial year, mainly as a result of improved demand for wireless products. A change in product mix to higher-margin wireless products and reduced idle-capacity costs offset the effect of continuing price pressure.

  •
  Automotive & Industrial—Gross margins improved compared to the 2002 financial year, as a result of increased productivity and cost reductions attributable to the ongoing conversion from 5-inch to 6-inch and 8-inch wafer manufacturing. Higher sales volumes and increased capacity utilization contributed to improved efficiencies and higher margins.

  •
  Memory Products—Gross margin improved in the 2003 financial year, mainly due to significantly improved productivity and reduced manufacturing costs related to 300-millimeter production efficiencies and the introduction of higher margin products. These more than offset the effects of lower average selling prices compared to the prior year.

        We report as cost of goods sold the cost of inventory purchased from our joint ventures and other associated and related companies such as ALTIS Semiconductor, and through January 1, 2003, ProMOS. Our purchases from these affiliated entities amounted to €470 million in the 2003 financial year and €686 million in the 2002 financial year.

        Research and Development (R&D) Expenses    R&D increased by 3 percent to €1,089 million from €1,060 million in the 2002 financial year. R&D expenses mainly consist of costs for human resources, licensing fees, laboratory facilities and software, as well as our joint technology development arrangements with partners such as Nanya and UMC. In-process research and development charges amounted to €6 million in the 2003 financial year, compared to €37 million in the 2002 financial year. Government subsidies for our R&D activities were €59 million in the 2003 financial year and €59 million in the previous year. We continue to focus our investments in the development of leading-edge manufacturing technologies with high growth potential, particularly in our secure mobile solutions and memory products segments. As a percentage of net sales, R&D expenses were 18 percent in 2003, compared to 22 percent in 2002.

  •
  Wireline Communications—R&D expenses decreased in absolute terms and relative to sales, due to lower amortization expenses relating mainly to our Catamaran acquisition, and reduced spending for access product lines in accordance with our Impact cost-reduction program.

  •
  Secure Mobile Solutions—R&D expenses increased in absolute terms as we consolidated the acquired MIC business for a full year, and increased our focus on software and solutions activities. This effect was reduced by the €37 million in-process R&D charge recognized in the 2002 financial year, which did not reoccur. R&D decreased as a percentage of sales in the 2003 financial year, as sales increased at a greater rate than R&D.

  •
  Automotive and Industrial—R&D expenses increased in both absolute terms and in relation to sales, as a result of increased R&D spending in the fields of sensors and automotive applications. We expensed in-process R&D of €4 million in connection with the SensoNor acquisition.

  •
  Memory Products—R&D expenses decreased in both absolute terms and as a percentage of sales, demonstrating the benefits from the joint development of DRAM technologies with Nanya. This reduction was offset in part by increased development expenditure for commodity DRAM and flash technologies.

        Selling, General and Administrative (SG&A) Expenses    SG&A expenses comprise both selling expenses and general administrative expenses. The balance of SG&A expenses in each year comprises overhead, personnel, advisors' fees, and other administrative expenses. SG&A expenses increased by 6 percent to €679 million in the 2003 financial year, compared to €643 million in the 2002 financial year. SG&A expenses declined to 11 percent of sales in the 2003 financial year compared to 13 percent in the previous year, mainly due to the increase in sales compared to the prior year.

        Selling expenses increased 5 percent to €358 million, or 6 percent of sales, from €341 million, or 7 percent of sales, in the 2002 financial year. Selling expenses increased due to the effect of the full year consolidation of the acquired MIC business in Secure Mobile Solution and higher volume business for memory products, partially offset by sales and marketing cost-reduction programs in Wireline Communications and Secure Mobile Solutions.

        General and Administrative (G&A) expenses increased 6 percent to €321 million, or 5 percent of sales, from €302 million, or 6 percent of sales, in the 2002 financial year. This increase is mainly attributable to higher corporate Information Technology (IT) expenditures, professional fees, and expenses associated with expanding our presence in the US and Asia, and was partially offset by savings from our Impact cost-reduction programs. The full year consolidation of the acquired MIC business increased the general and administrative expense of our Secure Mobile Solutions segment. Expanded business activities of our Memory Products, Automotive & Industrial and Secure Mobile Solutions segments resulted in higher general and administrative expenses compared to the prior year. General and administrative expenses in our Wireline Communication segment decreased, principally as a result of reduced headcount and other cost-reduction efforts.

        Restructuring    In the 2003 financial year, we continued our restructuring and cost-saving efforts. In connection with these efforts, we recorded restructuring charges of €29 million, mainly for severance payments. In the 2002 financial year, we recorded restructuring expenses of €16 million, principally relating to non-cancelable commitments.

        Other Operating Income (Expense), Net    Other operating expense, net, amounted to €85 million in the 2003 financial year, reflecting a goodwill impairment charge of €68 million related to our acquisition of Catamaran Communications and a provision of €28 million related to an investigation by the United States Department of Justice into possible antitrust violations in the DRAM industry and related civil lawsuits. In the 2002 financial year, other net operating income amounted to €46 million, which reflected the pre-tax gains of €39 million from the sale of the remaining part of the infrared components business, and €2 million from the sale of our gallium arsenide business.

        Equity in Earnings (Losses) of Associated Companies    Equity in the earnings (losses) of associated companies is reflected primarily in the results of the Memory Products segment. Equity in the earnings of associated companies amounted to €18 million in the 2003 financial year, compared to losses of €47 million in the 2002 financial year. The improvement is mainly due to the improved operating performance of our ProMOS joint venture prior to our withdrawal during the 2003 financial year.

        Other Non-Operating (Income) Expense, Net    Other non-operating income, net amounted to €21 million in the 2003 financial year, reflecting a €60 million gain on the sale of ProMOS shares, partially offset by impairment charges of €34 million related to certain investments, and a €9 million loss on the sale of our interest in UMCi. In the 2002 financial year, other non-operating expense, net amounted to €41 million, which reflected impairment charges related to certain investments.

        Earnings Before Interest and Taxes (EBIT)    We recognized an EBIT loss of €299 million in the 2003 financial year, compared to an EBIT loss of €1,135 million in the 2002 financial year. This reflects the combined effect of the following:

  •
  Wireline Communications—the EBIT improvement of €57 million was principally driven by improved sales volumes, better product mix, and higher margins in our fiber optics business, as well as cost savings from restructuring and other cost-reduction efforts. EBIT for the 2003 financial year includes an impairment of €68 million related to the acquisition of Catamaran Communications.

  •
  Secure Mobile Solutions—the EBIT loss decreased by €52 million due to significantly increased sales and improved margins and the benefits from cost-reduction efforts, which more than offset the full year consolidation effect of the acquired MIC business.

  •
  Automotive & Industrial—the EBIT improvement of €75 million was mainly due to the higher sales volumes and improved manufacturing efficiency.

  •
  Memory Products—the substantial EBIT improvement of €661 million and return to profitability was primarily due to increased sales volumes, a better product mix, productivity improvements and significantly reduced manufacturing costs.

  •
  Other Operating Segments—EBIT decreased from earnings of €9 million for the 2002 financial year to a loss of €49 million for the 2003 financial year. The 2002 financial year included a gain on the sale of our infrared components business of €39 million. In addition, the 2003 financial year reflects expenditures associated with establishing our ASIC & Design (ADS) solutions business.

  •
  Corporate and Reconciliation—the EBIT loss decreased by €49 million principally reflecting reduced idle-capacity costs resulting from improved utilization. This was partially offset by higher corporate restructuring and other unallocated charges.

        Interest Expense, Net    We recorded net interest expense of €52 million in the 2003 financial year, compared to €25 million in the 2002 financial year. This increase was mainly due to a full year's interest on the convertible bond we issued in February 2002, and interest on the convertible bond we issued in June 2003. This was partially offset by additional interest we earned on our investment portfolio.

        Income Taxes    We recorded an income tax expense of €84 million in the 2003 financial year, which represents an effective income tax rate of negative 25 percent. This compares with income tax benefits of €143 million in the 2002 financial year, representing an effective income tax rate of 12 percent. In the 2002 financial year we recorded an increase to the valuation allowance of €271 million, which limited the net tax benefit recognized. We increased the valuation allowance because we had incurred a cumulative loss in certain tax jurisdictions over the three-year period ended September 30, 2002. In the 2003 financial year, we continued to not recognize tax benefits in these jurisdictions and we increased the valuation allowance by €182 million. We continued, however, to record tax expense in profitable tax jurisdictions in the 2003 financial year. We assess our deferred tax asset position on a regular basis. Our ability to realize benefits from our deferred tax assets is dependent on our ability to generate future taxable income sufficient to utilize tax loss carry-forwards or tax credits before expiration. We expect to continue to recognize no tax benefits in these jurisdictions until we have ceased to be in a cumulative loss position for the preceding three-year period.

2002 Financial Year compared with 2001 Financial Year

Net Sales

        Net sales decreased by 9 percent to €4,890 million from €5,347 million in the 2001 financial year. The decrease in net sales was primarily due to significantly lower net sales in our Wireline Communications and Secure Mobile Solutions segments, brought upon by dramatically reduced capital spending by global telecommunication carriers, weak demand, and strong overall price pressure. This decrease could only be partially offset by increased sales in our Memory Products and Automotive & Industrial segments. Memory Products continued to be the largest business segment, representing 38 percent of total net sales for the 2002 financial year, compared to 30 percent in the prior year. During the first three quarters of the 2002 financial year, net sales improved on a sequential quarterly basis, before decreasing in the fourth quarter, primarily as a result of the decline in prices for memory products.

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

    The year-on-year reduction in sales was primarily caused by dramatic declines in the fiber optics market, and in traditional telecommunications market sectors such as ISDN, analog technology, high-speed data transmission and enterprise telephony. The telecommunications boom of 2000 eventually resulted in a broad-based market collapse, especially in the USA and Europe. The fiber optics market suffered a more severe collapse than the traditional telecom markets. This resulted in an approximate 30 percent decline in our fiber optics revenues. The successful market penetration of our VDSL/10BaseS and xDSL technologies—especially in the Asia/Pacific region—partially offset the dramatic decline in the traditional telecom segments.

  •
  Secure Mobile Solutions—Net sales of our Secure Mobile Solutions segment decreased by 16 percent to €1,278 million in the 2002 financial year from €1,522 million in the 2001 financial year. This was mainly due to the decreased demand for mobile communications, and lower prices of Security and Chip Card ICs in the 2002 financial year.

  •
  Automotive & Industrial—Net sales of our Automotive & Industrial segment increased by 4 percent to €1,201 million in the 2002 financial year from €1,153 million in the 2001 financial year. Sales increased on a quarterly sequential basis throughout the year. The increase was mainly due to higher volumes, especially for power management and supply products, but this was partially offset by lower prices, mainly for automotive applications. Despite the worldwide decline in automobile production, the increase took place through expanding business for power management solutions in Asia, and for power ICs.

    In particular, we achieved a significant gain in market share in automotive applications (2nd worldwide for chips used in automotive applications, market leader in Europe) and power ICs (23 percent market share for IGBT modules). In the field of power management solutions, we continued our success with our CoolMOS™ and OptiMOS™ products.

  •
  Memory Products—Net sales of the Memory Products segment increased by 15 percent to €1,861 million in the 2002 financial year from €1,614 million in the 2001 financial year. The increase in net sales was principally due to higher bit-volume sold, despite lower average DRAM prices during the 2002 financial year compared to the previous year.

    Overall Megabit volume substantially increased during the 2002 financial year, as a result of the commercial production of 256-Mbit DRAM chips exceeding the production of 128-Mbit DRAM, and the introduction of 512-Mbit DRAM chips to the market.

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

  •
  Other Operating Segments—Net sales of our Other Operating segments decreased by 50 percent to €117 million in the 2002 financial year from €236 million in the 2001 financial year, which was principally due to the sale of our infrared component business in the first quarter of the 2002 financial year.

Net Sales by Region and Customer

        On a regional basis, sales in Europe represented 45 percent of total sales in the 2002 financial year, compared to 53 percent in the prior year. Accordingly, we generated 55 percent of our sales outside of Europe, compared to 47 percent in the previous year. Higher volume sales of memory products in the United States and the Asia/Pacific regions accounted for the higher share in our non-European business.

        Only one customer, Siemens Group, accounted for more than 10 percent of our net sales in each of the 2001 and 2002 financial years. Sales to Siemens Group comprise both direct sales to the Siemens Group, which accounted for 14 percent and 12 percent of net sales in the two years respectively, as well as sales designated for resale to third parties, which accounted for 2 percent of net sales in both years. Sales to Siemens Group are made primarily by our Secure Mobile Solutions and Automotive & Industrial segments.

        Cost of Goods Sold    Cost of goods sold decreased by 6 percent to €4,289 million from €4,580 million in the 2001 financial year.

        Cost of goods sold as a percentage of net sales improved in the first half of the 2002 financial year, compared to the negative margin levels experienced in the second half of the 2001 financial year, but declined in the second half of the 2002 financial year, principally due to price pressure for memory products. In the 2001 financial year, we recorded inventory write-downs of €358 million as a result of significant price declines and order cancellations. The cost of underutilized non-memory products capacity reduced the margin improvement experienced in the first half of the 2002 financial year. This trend was reversed in the second half of the 2002 financial year, mainly due to increased volume in our communications segments.

        In the 2002 financial year, the cost of goods sold represented 88 percent of sales, compared to 86 percent in the 2001 financial year. Accordingly, for the 2002 financial year, gross margin was 12 percent of sales, compared to 14 percent for the 2001 financial year. Due to our efforts in our Impact cost-reduction program, the effect of the decline in sales was partially offset by cost savings and production efficiencies.

        The following represents a description of developments in the cost of goods sold for each of our core business segments as a percentage of net sales:

  •
  Wireline Communications—a relative increase in the cost of goods sold compared to the 2001 financial year. The increase was mainly due to the substantial decline in sales volume attributable to overall lower industry demand, resulting from reduced capital spending by global telecommunication carriers. This decline in sales volume led to lower coverage of fixed costs, especially in the facilities producing fiber-optics. Furthermore, cost of goods sold was negatively impacted by changes in the mix of products sold compared to the prior year. This was characterized by a dramatic decrease in traditionally high-margin products in the telecommunication and datacom segments, the phasing-out of mature products with relatively low production costs, as well as the introduction of new products with higher ramp-up costs.

  •
  Secure Mobile Solutions—a relative decrease in the cost of goods sold compared to the 2001 financial year. This resulted from a combined effect of a reduced cost of goods sold percentage for wireless products, and an increased cost of goods sold percentage for Security & Chip Card ICs products. The reduction of cost of goods sold percentage for wireless products was mainly due to a change in the product mix, whereby higher-margin baseband products were introduced and improvements in operational manufacturing performance were made. The increase of cost of goods sold percentage of Security & Chip Card ICs resulted from adversely impacted margins caused by idle-capacity costs, resulting from lower demand, and strong price pressure, especially for SIM card ICs.

  •
  Automotive & Industrial—a relative increase in the cost of goods sold compared to the 2001 financial year. Although sales were at record levels, strong competitive price pressure resulted in overall lower gross margins in the 2002 financial year.

  •
  Memory Products—a relative decrease in the cost of goods sold compared to the 2001 financial year. This improvement was mainly attributable to increased productivity and cost reductions, as well as the benefit from higher volume sales. The decrease was partially offset by the effect of sales price declines, specifically at the end of the fourth quarter of the 2002 financial year. Gross margins in the 2001 financial year were negatively impacted by inventory write-downs.

        Cost of sales in corporate and reconciliation increased from €84 million to €272 million in the 2002 financial year, mainly reflecting an increase in the unallocated cost of underutilized capacity over the prior year.

        We report as cost of goods sold the cost of inventory purchased from our joint ventures ProMOS and ALTIS Semiconductor, and in the 2001 financial year also from our OSRAM Opto joint venture. Our purchases from these joint ventures and other associated and related companies amounted to €686 million in the 2002 financial year, and €1,040 million in the 2001 financial year.

        We no longer report R&D and cost of sales as a percentage of segment sales, although we explain the reasons for the fluctuations in each segment, because we do not evaluate our segments on this basis. For the 2002 financial year, the segment percentages are set forth in the report on Form 6-K that we furnished to the Securities and Exchange Commission on May 30, 2003.

        Research and Development (R&D) Expenses    R&D spending decreased 11 percent to €1,060 million from €1,189 million in the 2001 financial year. This reflects the overall decrease in R&D spending within the framework of the Impact cost-reduction program. The majority of R&D expenses were project-related expenses for our key markets, and comprised costs for human resources, licensing fees, laboratory facilities and software. Additional amounts were spent on the development of CPUs for products and developmental libraries for basic circuits. In-process research and development charges amounted to €37 million in the 2002 financial year, compared to €69 million in the 2001 financial year. As a percentage of net sales, R&D expenses were 22 percent in both the 2001 and 2002 financial years. R&D expenditure trends in our segments included the following:

  •
  Wireline Communications—a relative increase of R&D expenses as a percentage of sales compared to the 2001 financial year. This was primarily due to the substantial decrease in revenues compared to the previous year. However, in absolute terms, R&D expenses decreased significantly, mainly because acquired in-process R&D of €69 million charged in the 2001 financial year related to the Ardent and Catamaran acquisitions did not recur in the 2002 financial year. Excluding in-process R&D, R&D expenses were comparable in the two financial years.

  •
  Secure Mobile Solutions—a relative increase of R&D expenses as a percentage of sales compared to the 2001 financial year. This increase is a combined effect of wireless products as well as Security & Chipcard IC products. For wireless products, the increase reflects the decrease in sales and acquired in-process R&D of €37 million related to the Ericsson Microelectronics (MIC) acquisition in the 2002 financial year. In absolute terms, R&D expenditures, excluding acquired in-process R&D, decreased compared to the 2001 financial year. For Security & Chipcard IC products the increase was due to the fact that the decrease in sales more than offset the decrease in R&D in absolute terms. This decrease was facilitated by portfolio optimization and restructuring measures.

  •
  Automotive & Industrial—a relative increase of R&D expenses as a percentage of sales compared to the 2001 financial year.

  •
  Memory Products—a relative increase of R&D expenses as a percentage of sales compared to the 2001 financial year. This was the result of cost-reduction efforts and an overall increase in sales volume, as well as a decrease in R&D costs for hard disc drive controllers in absolute terms.

        Government subsidies for our R&D activities were €59 million in the 2002 financial year and €71 million in the previous year.

        Selling, General and Administrative (SG&A) Expenses    SG&A expenses comprise both selling expenses and general administrative expenses. The balance of SG&A expenses in each year comprises overhead, personnel, advisors' fees and other administrative expenses. SG&A expenses decreased by 18 percent to €643 million in the 2002 financial year, compared to €782 million in the 2001 financial year. SG&A expenses declined to 13 percent of sales in the 2002 financial year, compared to 15 percent in the previous year, mainly due to the Impact cost-reduction program and the decline in sales.

        Selling expenses decreased 24 percent to €341 million, or 7 percent of sales, from €449 million, or 8 percent of sales, in the 2001 financial year. This reflects the impact of cost-reduction measures taken since the previous year, including headcount reductions and optimization of selling and marketing functions and processes.

        General and Administrative (G&A) expenses decreased 9 percent to €302 million, or 6 percent of sales, from €333 million, or 6 percent of sales, in the 2001 financial year. G&A expenses decreased in absolute terms due to optimization of processes and successful implementation of our Impact cost-reduction program, including headcount reductions and IT-cost savings.

        Restructuring    In the fourth quarter of the 2001 financial year, we approved plans to restructure our organization and reduce costs under a comprehensive program called "Impact". In connection with this program, we recorded restructuring charges of €117 million in the fourth quarter of the 2001 financial year.

        We completed our announced headcount reduction in the 2002 financial year. In completing this program, we recorded additional restructuring expenses of €16 million in the 2002 financial year, principally relating to non-cancelable commitments.

        Other Operating Income, Net    Other operating income, net, amounted to €46 million in the 2002 financial year, reflecting the pretax gains of €39 million from the sale of the remaining part of the infrared components business and €2 million from the sale of our gallium arsenide business. In the 2001 financial year, other net operating income amounted to €200 million, which reflected the pre-tax gains of €202 million from the sale of the image & video business and €26 million from the sale of the infrared components business.

        Equity in Earnings (Losses) of Associated Companies    Equity in the earnings (losses) of associated companies is reflected primarily in the results of the Memory Products segment. Equity in the losses of associated companies amounted to €47 million in the 2002 financial year, compared to earnings of €21 million in the 2001 financial year. Our share of losses of the ProMOS joint venture amounted to €53 million in the 2002 financial year, compared to earnings of €17 million in the 2001 financial year, reflecting continuing weakness in the DRAM market.

        Earnings Before Interest and Taxes (EBIT)    We recorded an EBIT loss of €1,135 million in the 2002 financial year, compared to an EBIT loss of €1,018 million in the 2001 financial year.

        Interest Expense, Net    We recorded net interest expense of €25 million in the 2002 financial year, compared to €1 million in the 2001 financial year. This increase was mainly due to the interest on our convertible bond and financing costs for the 300-millimeter production facility in Dresden, which was partially offset by €12 million of additional interest earned from liquid investments.

        Income Taxes    We recorded an income tax benefit of €143 million in the 2002 financial year, which represents an effective income tax rate of 12 percent. This compares with income tax benefits of €427 million in the 2001 financial year, representing an effective income tax rate of 42 percent. The change in the effective tax rate in the 2002 financial year mainly reflected an additional valuation allowance on deferred tax assets of €271 million.

Financial Position

Cash Flow

        The statement of cash flows shows the sources and uses of cash during the reported periods. It is of key importance for the evaluation of our financial position.

        Cash flows from investing and financing activities are both determined based on payments and receipts. Cash flows from operating activities are determined indirectly from net income (loss). The changes in balance sheet items in connection with operating activities have been adjusted for the effects of foreign currency exchange fluctuations and for changes in the scope of consolidation. Therefore, they do not conform to the corresponding changes in the respective balance sheet line items.

Cash Flow

	For the year ended September 30,
	2001	2002	2003
	(Euro in millions)
Net cash provided by operating activities—continuing operations	221	226	731
Net cash used in investing activities	(1,813)	(1,244)	(1,522)
Net cash provided by financing activities	1,846	1,448	566
Net cash (used in) provided by operating activities—discontinued operations	(10)	11	(1)
Cash and cash equivalents at period end	757	1,199	969

        Cash provided by operating activities of €731 million in the 2003 financial year, resulted mainly from the net loss of €435 million, offset by depreciation of €1,437 million and a net increase in operating assets and liabilities of €222 million. Cash from operating activities improved significantly from the prior year, mainly due to a reduction of €586 million in the net loss.

        Cash used in investing activities of €1,522 million in the 2003 financial year resulted principally from a net investment in marketable securities of €739 million and investments in property, plant and equipment of €872 million. Cash used in investing activities increased from 2002 primarily due to increased investment in property, plant and equipment of €229 million.

        Cash provided by financing activities totalled €566 million in the 2003 financial year (2002: €1,448 million), which includes the €686 million in net proceeds from our convertible bond offering in June 2003. Cash flow from financing activities in the 2002 financial year included €981 million in net proceeds from our convertible bond offering in February 2002, and €450 million in external financing for the Dresden 300-millimeter facility.

        We define free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since we hold a substantial portion of our available monetary resources in the form of readily available marketable securities, and operate in a capital-intensive industry, we report free cash flow to provide investors with a measure to evaluate changes in liquidity after taking capital expenditures into account. It is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the cash flow statement:

Free Cash Flow

	For the year ended September 30,
	2001	2002	2003
	(Euro in millions)
Net cash provided by operating activities—total	211	237	730
Net cash used in investing activities	(1,813)	(1,244)	(1,522)
Purchases of marketable securities, net	(392)	647	739

Free cash flow	(1,994)	(360)	(53)

Net Cash Position

		Payments due by Period
as of September 30, 2003	Total	Less than 1 year	1–2 years	2–3 years	3–4 years	4–5 years	After 5 years
	(Euro in millions)
Cash and cash equivalents	€969	€969	€—	€—	€—	€—	€—
Marketable securities	1,784	1,784	—	—	—	—	—
Restricted cash	67	—	67	—	—	—	—

Gross cash position	2,820	2,753	67	—	—	—	—
Less:
Long-term debt	2,335	—	527	48	1,007	3	750
Capital lease obligations	8	—	3	1	1	1	2
Short-term debt and current maturities	149	149	—	—	—	—	—

Total financial debt	2,492	149	530	49	1,008	4	752

Net cash position	€328	€2,604	€(463)	€(49)	€(1,008)	€(4)	€(752)

        Our gross cash position—representing cash and cash equivalents, marketable securities and restricted cash—increased to €2,820 million at September 30, 2003, compared to €2,007 million at the prior year end. The increase was mainly due to the issuance of the convertible notes and improved operating cash flow.

        Our net cash position—meaning cash and cash equivalents, plus marketable securities and restricted cash, less total financial debt—increased by €151 million to €328 million at September 30, 2003, compared to €177 million at September 30, 2002.

Financial Condition

        As of September 30, 2003, our total assets amounted to €10,805 million, a decrease of 1 percent compared to €10,918 million at the end of the 2002 financial year. Total current assets increased by 27 percent, from €4,191 million in 2002 to €5,306 million in the 2003 financial year. This increase was mainly driven by an increase of cash, cash equivalents and marketable securities to €2,753 million, up from €1,937 million at the end of the 2002 financial year, due mainly to the issuance of our convertible bond in the amount of €700 million, and improved operating cash flow. Non-current assets decreased by 18 percent to €5,499 million from €6,727 million at the end of the 2002 financial year. This decrease mainly relates to property, plant and equipment, since depreciation expense exceeded capital expenditures during the 2003 financial year. We reduced long-term investments due to the sale of our

ProMOS and UMCi investments and other assets declined due to an impairment of our recorded goodwill in Catamaran Communications, Inc.

        Total liabilities increased by 8 percent to €5,139 million, up from €4,760 million in the 2002 financial year. This increase was mainly due to an increase in long-term debt of €633 million to €2,343 million, mainly attributable to our convertible bond offering in June 2003. This increase was offset by a reduction in accounts payable of €320 million (down to €877 million), mainly due to the discontinuation of business with our former joint ventures ProMOS and OSRAM Opto.

        Our shareholders' equity decreased by 8 percent to €5,666 million, down from €6,158 million in the 2002 financial year. This mainly reflects the net loss of €435 million and higher negative currency translation effects. At September 30, 2003, shareholders' equity as a percentage of total assets was 52 percent, down from 56 percent at September 30, 2002.

Capital Requirements

        As of September 30, 2003, we had debt of €149 million scheduled to become due within one year. We believe we will be in a position to fund all these payments through existing cash balances, cash flows from operations, borrowings and the renewal of debt in the ordinary course of business.

        On June 5, 2003, Infineon Technologies Holding B.V. issued subordinated convertible notes due 2010 for net proceeds of €686 million, as we decided to take advantage of the low interest rates available in the European convertibles market to improve our cash position. The notes are guaranteed by Infineon Technologies AG and may be converted into up to 68.4 million ordinary shares of our Company.

Commitments and Contingencies

	Payment Due/Expirations by Period
as of September 30, 2003(1)(2)(3)	Total	Less than 1 year	1–2 years	2–3 years	3–4 years	4–5 years	After 5 years
	(Euro in millions)
Contractual commitments:
Operating lease payments	391	82	76	68	46	44	75
Unconditional purchase commitments	1,062	420	206	121	68	55	192
Other long-term commitments	636	334	227	75	—	—	—

Total commitments	2,089	836	509	264	114	99	267

Other contingencies:
Guarantees(4)	380	24	—	—	283	14	59
Contingent government grants(5)	357	21	—	35	16	240	45

Total contingencies	737	45	—	35	299	254	104

        The above table should be read together with Note 31 to our consolidated financial statements for the year ended September 30, 2003.

(1)
US dollar amounts have been translated to Euro at the rate of 1 Euro = $1.165, which was the noon buying rate on September 30, 2003.

(2)
Certain payments of obligations or expiration of commitments that are based on the achievement of milestones or other events that are not date-certain, are included for purposes of this table, based on our estimate of the reasonably likely timing of payments or expirations in each particular case. Actual outcomes could differ from those estimates.

(3)
Product purchase commitments associated with capacity reservation agreements are not included in this table, since the purchase prices are based, in part, on future market prices, and are accordingly not quantifiable at September 30, 2003. Purchases under these agreements aggregated €486 million for the year ended September 30, 2003.

(4)
Inter-company guarantees of €2,333 million are excluded, since the related obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation.

(5)
Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not otherwise guaranteed and could be refundable if the total project requirements are not met.

        We have established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities that are available for anticipated funding purposes. These facilities amount to an aggregate of €1,832 million, of which €1,015 million was available at September 30, 2003, and are comprised of the following components:

Credit Facilities

			As of September 30, 2003
Term	Nature of financial institution commitment	Purpose/intended use	Aggregate facility	Drawn	Available
			(Euro in millions)
short-term	firm commitment	working capital, guarantees, cash management	612	63	549
short-term	no firm commitment	working capital	91	—	91
long-term	firm commitment	working capital	378	3	375
long-term(1)	firm commitment	project finance	751	751	—

Total			1,832	817	1,015

(1)
Including current maturities.

        At September 30, 2003, we were in compliance with our debt covenants under the relevant facilities. We have a €375 million syndicated multicurrency revolving credit facility that expires in September 2005. The facility has customary financial covenants, and drawings bear interest at market-related rates. At September 30, 2003, no amounts were outstanding under this facility. We had an additional €375 million short-term component to the revolving credit facility available at September 30, 2002; however, in September 2003, we elected not to renew this component of the facility due to available cash resources.

Capital Expenditures

	Year ended September 30,
	2001	2002	2003
	(Euro in millions)
Memory products	1,363	464	576
Non-memory products	919	179	296

Total	2,282	643	872

        We expect to invest between €1.0 billion and €1.5 billion in capital expenditures in the 2004 financial year, largely for improving productivity and upgrading technology at existing facilities. Due to the lead times between ordering and delivery of equipment, a substantial amount of capital expenditures typically is committed well in advance. Approximately 54 percent of these expected capital expenditures will be made in the Memory Products business group's front-end and back-end processes. Approximately 46 percent of these planned capital expenditures will be invested in our non-memory facilities. In addition, we expect to make financial and equity investments ranging between €200 million and €400 million in the 2004 financial year.

        We plan to fund our working capital and capital requirements from cash provided by operations, available funds, bank loans, government subsidies and, if needed, the issuance of additional equity securities. We have also applied for governmental subsidies in connection with certain capital expenditure projects, but can provide no assurance that such subsidies will be granted in a timely fashion or at all. We cannot assure you that we will be able to obtain additional financing for our research and development, working capital or investment requirements or that any such financing, if available, will be on terms favorable to us.

Other Matters

Employees

        The following table indicates the composition of our workforce by function and region at the end of the financial years indicated, and the average number of employees during those years by region. The decrease in the 2002 financial year mainly reflects the headcount reduction under the Impact program. In 2003, our headcount increased as a result of the ramp-up of our 300-millimeter production, and through the acquisition of SensoNor.

Number of Employees

	As of September 30,
	2001	2002	2003
Function
Production	23,416	20,822	22,405
Research & development	5,510	5,374	5,935
Sales & marketing	2,259	2,010	2,048
Administrative	2,628	2,217	1,920

Total	33,813	30,423	32,308

Region
Germany	16,814	15,716	16,166
Europe	5,007	4,590	5,034
North America	3,023	2,889	2,757
Asia/Pacific	8,949	7,200	8,234
Other	20	28	117

Total	33,813	30,423	32,308

	Average for the year ended September 30,
	2001	2002	2003
Region
Germany	16,279	15,773	16,043
Europe	4,921	4,376	4,753
North America	3,101	2,818	2,779
Asia/Pacific	9,095	7,189	7,833
Other	7	24	115

Total	33,403	30,180	31,523

Campeon

        We plan to enter into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG ("MoTo") to lease an office complex that is to be constructed by MoTo south-east of Munich. The office complex will enable us to centralize our employees, who are currently situated in various locations throughout Munich, in one physical working environment. MoTo is responsible for the construction, which is expected to be completed in mid-2005. We have no obligations with respect to financing MoTo, and have provided no guarantees related to the construction.

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

Revenue Recognition

        We generally market our products to a wide variety of end users and a network of distributors. Our policy is to record revenue when persuasive evidence of an arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. We record reductions to revenue for estimated product returns and allowances for discounts and price protection, based on actual historical experience, at the time the related revenue is recognized. The establishment of reserves for sales discounts and price protection allowances are dependent on the estimation of a variety of factors, including industry demand and the forecast of future pricing environments. This process is also highly judgmental in evaluating the above-mentioned factors and requires material estimates, including forecasted demand, returns and industry pricing assumptions.

        In future periods, additional provisions may be necessary due to (1) deterioration in the semiconductor pricing environment, (2) reductions in anticipated demand for semiconductor products or (3) lack of market acceptance for new products. If these factors result in a significant adjustment to sales discount and price protection allowances, they could significantly impact our future operating results.

        We have entered into licensing agreements for our technology in the past, and anticipate that we will increase our efforts to monetize the value of our technology in the future. As with certain of our existing licensing agreements, the licensing arrangement may also include related capacity reservation agreements with the licensee. These transactions could represent multiple element arrangements pursuant to SEC Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" and EITF Issue 00-21 "Revenue Arrangements with Multiple Elements". In this context, the process of determining the appropriate revenue recognition is highly complex and requires significant judgment, which includes evaluating material estimates in the determination of fair value and the level of continuing involvement.

Recoverability of Long-Lived Assets

        Our business is extremely capital-intensive, and requires a significant investment in property, plant and equipment. Due to rapid technological change in the semiconductor industry, we anticipate the level of capital expenditures to be significant in future periods. During the 2003 financial year, we spent €872 million to purchase property, plant and equipment. At September 30, 2003, the carrying value of our property, plant and equipment was €3,817 million. We have acquired other businesses, which resulted in the generation of significant amounts of long-lived intangible assets, including goodwill. These include MIC in September 2002 and SensoNor in June 2003.

        At September 30, 2003 we had long-lived intangible assets of €411 million.

        We adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", as of October 1, 2001. The adoption of SFAS No. 142 did not result in any impairment as of the adoption date. Pursuant to the requirements of SFAS No. 142, a test for impairment is done at least once a year.

        We review long-lived assets, including intangible assets, for impairment when events or changes in circumstance indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or by discounted estimated future cash flows.

        As a result of the combination of below forecasted operating results and moderated market expectations, taking the technical milestones achieved to date into account, we revised the forecasted returns for the optical networking reporting unit of the Wireline Communications segment. Accordingly, we tested the reporting unit's goodwill for impairment pursuant to SFAS No.142, Goodwill and Other Intangible Assets, and recognized an impairment charge of €68 million during the year ended September 30, 2003.

Valuation of Inventory

        Historically, the semiconductor industry has experienced periods of extreme volatility, in product demand and in industry capacity, resulting in significant price fluctuations. Since semiconductor demand is concentrated in such highly-volatile industries as wireless communications, wireline communications and the computer industry, this volatility can be extreme. This volatility has also resulted in significant fluctuations in price within relatively short time-frames. For example, the "spot" market price for 256-Mbit SDRAM fluctuated from $2.87 at October 1, 2001 to $2.30 at September 30, 2002. The "spot" market price for 256-Mbit DDR RAM fluctuated from $6.40 at September 30, 2002 to $4.53 at September 30, 2003. At September 30, 2003, total inventory was €959 million.

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

        In future periods, additional write-downs of inventory may be necessary due to (1) reduced semiconductor demand in the computer industry and the wireless and wireline communications industries, (2) increased industry capacity resulting from either technological improvements or new facilities, (3) technological obsolescence due to rapid developments of new products and technological improvements or (4) changes in economic or other events and conditions that impact the market price for our products. These factors could result in adjustments to the valuation of inventory in future periods and significantly impact our future operating results.

Recoverability of Long-Term Investments

        We have made a series of investments in companies that are principally engaged in the research and development, design, and manufacture of semiconductors, integrated circuits and related products. At September 30, 2003, the carrying value of our long-term investments totaled €425 million.

        At September 30, 2003, our two most significant long-term investments were our investments in ALTIS Semiconductor, which is a joint venture with IBM, and in Inotera, which is a joint venture with Nanya.

        Our accounting policy is to record an impairment of such investments to net realizable value when the decline in fair value below carrying value is other-than-temporary. In determining if a decline in value is other-than-temporary, we consider factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee, the economic environment and state of the industry and our ability and intent to hold the investment. We recognized an impairment charge of €30 million during the 2003 financial year as a result of such impairment tests.

        The high cyclicality in the semiconductor industry could adversely impact the operations of these investments and their ability to generate future net cash flows. Furthermore, to the extent that these investments are not publicly traded, further judgments and estimates are required to determine their fair value. As a result, potential impairment charges to write-down such investments to net realizable value could adversely affect our future operating results.

        While we have recognized all declines that are believed to be other-than-temporary, it is reasonably possible that individual investments in our portfolio may experience an other-than-temporary decline in value in the future if the underlying investee experiences poor operating results, or the global equity markets experience future broad declines in value.

Realization of Deferred Tax Assets

        At September 30, 2003, total net deferred tax assets were €747 million. Included in this total are the tax benefits of net operating loss and credit carry-forwards of approximately €508 million, net of the valuation allowance. These tax loss and credit carry-forwards generally do not expire under current law, except certain amounts attributable to non-German operations, which expire in 2020 and 2021.

        We have evaluated our deferred tax asset position and the need for a valuation allowance. The assessment requires the exercise of judgment on the part of our management with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon our ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since we have incurred a cumulative loss in certain tax jurisdictions over the three-year period ended September 30, 2003, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109.

        For these tax jurisdictions, the assessment was therefore based only on the benefits that could be realized from available tax strategies, and the reversal of temporary differences in future periods. As a result of this assessment, we recognized an additional deferred tax asset valuation allowance and charged tax expense in the 2003 financial year of €182 million related to continuing operations, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in the future. We assess our deferred tax asset position on a regular basis. Our ability to realize deferred tax assets is dependent on our ability to generate future taxable income sufficient to utilize tax loss carry-forwards or tax credits before their expiration. As a result of recently incurred tax losses, we expect to continue to recognize deferred tax benefits in the 2004 financial year at a lower rate than in the past, until such time as taxable income is generated from operations in tax jurisdictions that would utilize our tax loss carry-forwards in those jurisdictions.

        The recorded amount of total deferred tax assets could be reduced if our estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize tax loss and credit carry-forwards in the future.

Purchase Accounting

        We have acquired other businesses since we have been a public company, including MIC in the 2002 financial year and SensoNor in the 2003 financial year. These acquisitions resulted in aggregate in-process research and development costs of €138 million (including €6 million in the 2003 financial year) that were immediately as expense in the respective periods of acquisition. Additionally, these acquisitions resulted in the generation of a significant amount of long-lived intangible assets.

        Accounting for business combinations requires the use of the purchase method, whereby the purchase price is allocated to identifiable tangible and intangible assets and liabilities based upon their fair value. The allocation of purchase price is highly judgmental, and requires the extensive use of estimates and fair value assumptions, which can have a significant impact on operating results.

        We adopted the provisions of SFAS No. 141, "Business Combinations", as of July 1, 2001, which resulted in the reclassification of €1 million previously included in Other Intangible Assets to Goodwill upon adoption of SFAS No. 142.

Contingencies

        We are subject to various legal actions and claims which arise in the normal conduct of business. We are also subject to investigations by regulatory and judicial authorities, including the US Department of Justice and the European Commission. We regularly assess the likelihood of any adverse outcome or judgments related to these matters, as well as estimating the range of possible losses and recoveries. Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount of the loss can be reasonably estimated. Accordingly, we have accrued a liability and charged operating income in the accompanying consolidated financial statements related to certain asserted and unasserted claims existing as of each balance sheet date. As additional information becomes available, any potential liability related to these actions is assessed and the estimates are revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material impact on our results of operations, financial position and cash flows.

Quantitative and Qualitative Disclosure About Market Risk

        The following discussion should be read in conjunction with Notes 2, 29 and 30 to our consolidated financial statements.

Single risks

        Our principal risk is the continuing fluctuation of DRAM prices. We see a risk for the 2004 financial year similar to that faced during the 2003 financial year. Pressure to reduce prices is being driven by a combination of ongoing weak market demand and excess capacity in the DRAM sector. In the fourth quarter of our 2003 financial year, we saw a marked improvement in the semiconductor market environment. However, due to continuing price pressure across our segments, and the volatile nature of the industry, at this stage we cannot determine whether the recent upturn represents a sustainable upward trend. We attempt to mitigate the effects of price pressure by continually improving our cost position and by entering into new strategic partnerships. We face additional risk, inherent to the semiconductor industry, as we ramp up production of our 0.11-micron technology, including the risk of significant yield fluctuations.

        An additional significant risk is the future development of the worldwide markets for our logic products, especially in our Wireline Communications and Secure Mobile Solutions segments. The substantial and prolonged worldwide downturn in the telecommunications sector since 2000, with system-wide overcapacity and financial problems at large customers, has made it difficult for us to predict the likelihood or strength of any sector recovery.

Foreign Exchange Risk Management

        The table below provides information about our derivative financial instruments that are sensitive to changes in foreign currency exchange rates, as of September 30, 2003. For foreign currency exchange forward contracts related to certain sale and purchase transactions and debt service payments denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual foreign exchange rates. At September 30, 2003, our forward foreign currency contracts had terms of up to one year and the currency options had two years. Our cross-currency interest rate swap expires in 2005 and our interest rate swaps expire in 2007 and 2008. We do not enter into derivatives for trading or speculative purposes.

Derivative Financial Instruments

	Contract amount buy/(sell)(1)	Average contractual forward exchange rate	Fair value September 30, 2003(2)
Foreign currency forward contracts:
U.S. dollar	54	1.11989	(1)
U.S. dollar	(306)	1.11989	5
Japanese yen	29	129.37823	1
Japanese yen	(8)	131.01651	—
Singapore dollar	20	1.95516	—
Great Britain pound	4	0.69797	—
Great Britain pound	(2)	0.69386	—
Other currencies	15	—	1
Currency Options:
U.S. dollar	186	1.07442	7
U.S. dollar	(175)	1.14135	(10)
Cross-currency interest rate swap:
U.S. dollar	€547	1.00	113
Interest rate swap	€1,200	n/a	27

Fair Value, net			143

(1)
Euro equivalent in millions, except for average contractual forward exchange rates.

(2)
Euro in millions.

        Our policy with respect to limiting short-term foreign currency exposure generally is to economically hedge at least 75 percent of our estimated net exposure for a minimum period of two months in advance and, depending on the nature of the underlying transactions, a significant portion for the periods thereafter. Part of our foreign currency exposure cannot be mitigated due to differences between actual and forecasted amounts. We calculate this net exposure on a cash-flow basis considering balance sheet items, actual orders received or made and all other planned revenues and expenses.

        We record our derivative instruments according to the provisions of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended. SFAS No. 133 requires all derivative instruments to be recorded on the balance sheet at their fair value. Gains and losses resulting from changes in the fair values of those derivatives are accounted for depending on the use of the derivative instrument and whether it qualifies for hedge accounting. Our economic hedges are not considered hedges under SFAS No. 133. Under our economic hedging strategy we report derivatives at fair value in our financial statements, with changes in fair values recorded in earnings.

        Transaction losses were €35 million in the 2003 financial year, compared with losses of €16 million in the 2002 financial year. A large portion of our manufacturing, selling and marketing, general and administrative, and research and development expenses are incurred in currencies other than the euro, primarily the U.S. dollar and Japanese yen. Fluctuations in the exchange rates of these currencies to the euro had an adverse effect on costs and profitability in the 2003 financial year.

Interest Rate Risk Management

        We are exposed to interest rate risk through our debt instruments, fixed term deposits and loans. During the 2002 and 2003 financial years, we issued two convertible bonds. Due to the high volatility of our core business and to maintain high operational flexibility, our cash and marketable securities are kept on a high level. These assets are mainly deposited in instruments with contractual maturities of between three and twelve months, with short term interest rates. To reduce the risk caused by changes in the market interest rates, the duration of the interest rates of our debts and current assets are aligned by the use of interest rate derivatives. At September 30, 2003, our convertible bond which matures in 2007 was trading at 93.1 percent of par and our convertible bond which matures in 2010 was trading at 136.8 percent of par.

Commodity Price Risk

        We are exposed to commodity price risks with respect to raw materials used in the manufacture of our products. We seek to minimize these risks through our sourcing policies and operating procedures. We do not utilize derivative financial instruments to manage any remaining exposure to fluctuations in commodity prices.

        During our 2003 financial year price risks were balanced and supply risks had no significant influence on our business.

Subsequent Events

        On October 8, 2003, we announced that we have agreed to purchase assets, assume certain liabilities and take over other parts of the Protocol Software operations of Siemens, in exchange for €13 million and the employment of some 145 of Siemens' mobile communication software engineers. In addition, we entered into a license agreement, and amended our product supply agreement with Siemens. The finalization of these transactions is subject to a variety of conditions prior to closing.

        In conjunction with our ongoing restructuring efforts, on October 16, 2003, we executed an agreement with Electronic Data Services (EDS) to outsource parts of our worldwide human resources function. The scope of the outsourcing arrangement is currently being negotiated, which would include the transfer of some of our current employees to EDS. The agreement contains specified cancellation provisions.

Outlook

        In the fourth quarter of our 2003 financial year, we saw a marked improvement in the semiconductor market environment. Leading market analysts have forecasted growth rates between 19 percent and 26 percent for the semiconductor market as a whole in the 2004 calendar year. However, due to continuing price pressure across our segments, and the volatile nature of the industry, at this stage we cannot determine whether the recent upturn represents a sustainable upward trend.

        For the first quarter of our 2004 financial year, we anticipate the following with respect to our four principal segments:

  •
  In the Secure Mobile Solutions market, we anticipate that the seasonal increase in demand experienced in the fourth quarter of the 2003 financial year will not continue, and therefore we expect lower average demand for the first quarter of the 2004 financial year. For the 2004 financial year, growth is expected to be in line with the market.

  •
  In the Wireline Communication market, we expect weak market conditions and strong price pressure to continue as a result of the combined effects of the strong Euro, delayed and cautious investment in infrastructure by global carriers, and uncertainties regarding VDSL standardization. However, we expect the broadband access market for ADSL products to show solid growth during our 2004 financial year. We expect solid growth for the segment in the second half of the 2004 financial year.

  •
  Worldwide automobile production is expected to grow slightly in 2004, with continuing price pressure for automotive electronics. Through the change from single product business to complete application-specific chip sets, we anticipate ongoing stable growth in excess of the market growth rate for automotive semiconductors, and continuous growth for our power management & supply products in our 2004 financial year.

  •
  For memory products, we expect a stable development of demand, mainly driven by the Christmas season and the need for higher megabyte content per PC. According to estimates of major market researchers, a ten percent growth in PC unit demand is expected for the 2004 financial year, based on increased corporate spending to replace older equipment. Supply growth is assumed to be rather limited as a result of the low industry capital expenditure levels during the last two calendar years.

        We aim to counteract price pressure by continuing to increase our productivity and reduce our manufacturing costs through our 300-millimeter production capabilities. We believe that our joint technology and manufacturing alliances will offer the possibility to execute our growth strategy and gain further market share. With stable market conditions, we expect to stay on track with our growth strategy and generate a profit for our 2004 financial year.

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

        According to WSTS, worldwide sales of all semiconductor products have fluctuated significantly over the past several years. Sales increased in 1995, 1997, 1999 and 2000, but decreased in 1996, 1998 and 2001. For 2000, the increase was approximately 37%. In 2001, the decrease was approximately 32%. In the course of 2002, this trend was reversed with year-over-year industry growth of 1%. In October 2003, WSTS predicted a growth rate of 14% for the 2003 calendar year and 19% for the 2004 calendar year. The increase in 2003 has, however, so far been accompanied by downward price pressure in some of our business segments, especially for automotive and industrial products and for some of the products from our Secure Mobile Solutions segment.

        There can be no assurance that the market will stabilize or improve in the near term or that the growth rates experienced in the 1999 and 2000 financial years will be attainable again in the coming years. A renewed downturn in the industry could result in further substantially reduced volumes of sales and prices for our products, severely adversely impacting our results of operations.

Industry overcapacity could require us to lower our prices, particularly for memory products

        Both semiconductor companies with their own manufacturing facilities and specialist semiconductor foundries, which are subcontractors that manufacture semiconductors designed by others, have added significant capacity in recent years and are expected to continue to do so. In the past, the net increases of supply, meaning the difference of capacity additions less capacity reductions due to obsolescence, sometimes exceeded demand requirements leading to oversupply situations and downturns in the industry. The table below shows revenue and bit data as well as year-over-year price per bit development for the DRAM market since 1992 (Source WSTS).

Calendar Year	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
DRAM market in billion US$	$9	13	23	41	25	20	14	21	29	11	15
DRAM market in billion megabits	3	4	8	13	23	46	85	155	264	420	590
Year over year change average price per bit	-30%	6%	-1%	1%	-66%	-60%	-62%	-19%	-18%	-76%	-3%

        Based on WSTS market data, during the first nine months of the 2003 calendar year, the average selling price for DRAM declined by 20% compared to the 2002 calendar year. Downturns in the industry, including the most recent downturn period of 2000-2002, have severely hurt the profitability of the DRAM industry generally, including our DRAM business. The volatility of the semiconductor industry may at any rate lead to future downturns, which could have similar effects. Fluctuations in the rate at which industry capacity is growing relative to the growth rate in demand for semiconductor products may in the future put pressure on our average selling prices and hurt our results of operations.

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

        Competitors may also develop technologies that are protected by patents and other intellectual property rights. These technologies may therefore either be unavailable to us or be made available to us only on unfavorable terms and conditions. Litigation, which could cost us financial and management resources, may be necessary to enforce our patents or other intellectual property rights or to defend against claims of infringement of intellectual property rights brought against us by others. For example, Rambus Inc. filed suits against us in the United States and Germany in August 2000, alleging infringement of its intellectual property rights. Although we initially prevailed at the U.S. trial court proceedings, Rambus successfully appealed this decision, and the infringement action has been remanded for a new trial. The German case is still pending in the first instance. In 2002, Mosaid Technologies filed suit against us claiming that we violate certain of its DRAM patents. The final outcome of these suits may have a material adverse effect on our business. We may be forced either to stop producing substantially all of our memory products or to license the underlying technology upon economically unfavorable terms and conditions, and possibly to pay damages for prior use of the Rambus or Mosaid technology at issue. See "Business—Legal Matters—Litigation" for a more detailed description of these proceedings.

Our results may suffer if we are not able to match our production capacity to demand

        During periods of industry overcapacity and declining selling prices, such as we have recently experienced, customers do not generally order products as far in advance of the scheduled shipment date as they do during periods when our industry is operating closer to capacity. We therefore experienced lower levels of backlog during the last downturn. This development makes it more difficult to forecast production levels and revenues.

        We are currently in a period where it is difficult to predict future growth in the markets we serve, making it very difficult to estimate requirements for production capacity. If the market does not grow as we have anticipated, we risk under-utilization of our facilities. This may in the future result in write-offs of inventories and losses on products whose demand is lower than current forecasts may indicate.

        During periods of increased demand we may not have sufficient capacity to meet customer orders. In particular, we suffered capacity constraints throughout our 2000 financial year. Such constraints affect our customers' ability to deliver products in accordance with their planned manufacturing schedules, making relationships with affected customers difficult. As a result, we lost sales as customers turned to other manufacturers that could satisfy their increased demand. We may face similar difficulties if and when capacity constraints recur.

        In the past we have responded to fluctuations in industry capacity and demand by adapting production levels, closing existing production facilities, opening new production facilities or entering into strategic alliances. We have incurred high costs as a result. We have also made increasing use of semiconductor foundries to meet higher levels of demand and have incurred higher cost of goods sold as a result. In order to expand or reduce our production capacity in the future, we may have to spend substantial amounts, which could hurt our results of operations.

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

        Although flooding in Dresden, Germany, in 2002 did not directly affect production at our facilities there, manufacturing processes were hampered by indirect effects of the flooding on our suppliers and our workforce. Because we had advance notice that flooding was likely to occur, we were able to implement contingency plans in order to minimize the effects of the flooding. We may not always be able to foresee such situations and prepare for every contingency.

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

Our business could suffer if we do not have adequate access to capital

        Semiconductor companies that operate their own manufacturing facilities require significant amounts of capital to build, expand, modernize and maintain them. Semiconductor companies also require significant amounts of capital to fund research and development. We used cash in our investing activities of €1,813 million in the 2001 financial year, €1,244 million in the 2002 financial year and €1,522 million in the 2003 financial year. Our research and development expenses were €1,189 million in the 2001 financial year, €1,060 million in the 2002 financial year and €1,089 million in the 2003 financial year. We reduced capital expenditures substantially during our 2002 financial year to €

643 million. In the 2003 financial year we increased our capital expenditures by 36% to €872 million. We intend to continue to invest heavily in research and development and manufacturing facilities, while continuing the policy of cooperation with other semiconductor companies to share these costs with us. A prime example is our joint venture Inotera, where together with our joint-venture partner, Nanya, we are building one of the world's largest 300-millimeter manufacturing facilities for memory products.

        Under our agreements with the two other investors in the joint venture for our 300-millimeter manufacturing facility in Dresden, each of them has the right to sell its interest in the joint venture to us on September 30, 2005 and every third anniversary thereafter. We are entitled to purchase such interests once every three years, commencing March 31, 2004. Each of the other investors also has the right to sell its interest to us upon the occurrence of specified events, such as capital increases it does not agree to, the admission of new investors, substantial budget overruns, or our ceasing to exercise control over the joint venture. If both of the other investors were to elect to sell their interests to us, the total purchase price we would have to pay would be an amount equal to the capital contributed by these investors, plus interest. As of September 30, 2003, this amount would have been approximately €242 million.

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

The Siemens group is our largest customer and our results could suffer if it were to buy fewer semiconductors from us

        In the 2001, 2002 and 2003 financial years 14%, 12% and 13%, respectively, of our net sales resulted from direct sales to the Siemens group. An additional 2%, 2%, and 1%, respectively, of our net sales in each of the three years resulted from sales through the Siemens group's sales organization for resale to third parties. We expect the Siemens group to continue to be one of our largest customers, but we cannot assure you that it will continue to purchase as many semiconductors from us as it has in the past. Our results could be harmed if the Siemens group purchases fewer semiconductors from us in the future and other customers do not increase their orders to make up the shortfall.

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

Our business could suffer as a result of volatility in different parts of the world

        We operate globally, with a total of 19 manufacturing assembly and testing facilities on three continents, including one that we operate jointly with partners. In the 2003 financial year, 75% of our revenues were generated outside Germany and 57% of our revenues were generated outside Europe. Our business is therefore subject to risks involved in international business, including:

  •
  negative economic developments in foreign economies and instability of foreign governments, including the threat of war, epidemic or civil unrest;

  •
  changes in laws and policies affecting trade and investment; and

  •
  varying practices of the regulatory, tax, judicial and administrative bodies in the jurisdictions where we operate.

        Substantial changes in any of these conditions could have an adverse affect on our business and results of operations. For example, the economic slowdown in Asia in 1997 and 1998, and the worldwide economic downturn since 2001, reduced demand for semiconductors, and we suffered losses due to the resulting fall in sales volumes and semiconductor prices. Our results of operations could also be hurt if demand for the products made by our customers decreases due to adverse economic conditions in any of the regions where they sell their own products.

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

        Foreign currency derivative and transaction gains totaled €34 million in the 2001 financial year. We had foreign currency derivative and transaction losses of €16 million in the 2002 financial year and €35 million in the 2003 financial year.

        Since its introduction on January 1, 1999, the euro has fluctuated in value against the U.S. dollar, ranging from a high of €1.00 = $1.1910 on November 19, 2003 to a low of €1.00 = $0.8252 on October 26, 2000. The relative weakness of the euro against the dollar positively affected our revenues and results of operations in the 2001 and 2002 financial years. Since the beginning of 2003, the dollar has weakened sharply against the euro, which has had a substantial negative effect on our revenues and profitability. On November 19, 2003, the exchange rate was €1.00 = $1.1910. Any further weakening of the dollar against the euro would negatively affect our results of operations.

Environmental laws and regulations may expose us to liability and increase our costs

        Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and ground-water contamination. A recent directive in the European Union imposes a "take-back" obligation on manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment. Additional European legislation will ban the use of lead and some flame retardants in electronic components beginning in 2006. Finally, a new legislative proposal by the European Commission deals with the registration, evaluation and authorization of chemicals ("REACH"). This legislation, and the REACH proposal, if adopted, may require us to change certain of our manufacturing processes, to utilize more costly materials and to incur substantial additional costs.

        As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing activities. Costs associated with future additional environmental compliance or remediation obligations could adversely affect our business.

        For a further description of environmental issues that we face see "Business—Environmental Protection and Sustainable Management".

Reductions in the amount of government subsidies we receive or demands for repayment could increase our reported expense or harm our ability to fund our capital expenditures

        As is the case with many other semiconductor companies, our reported expenses have been reduced in recent years by various subsidies received from governmental entities. In particular, we have received, and expect to continue to receive, subsidies for investment projects as well as for research and development projects. We recognized governmental subsidies as a reduction of R&D and depreciation expense in an aggregate amount of €81 million in the 2001 financial year, €93 million in the 2002 financial year and €113 in the 2003 financial year. In addition, we reduced the carrying value of fixed assets by €11 million, €83 million and €17 million during the 2001, 2002 and 2003 financial years, respectively.

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

We are being investigated for potential antitrust violations in the DRAM industry

        Our North American subsidiary received a grand jury subpoena from the U.S. District Court for the Northern District of California on June 19, 2002, seeking information regarding a Department of Justice ("DOJ") probe into possible U.S. antitrust violations in the DRAM industry. Since then, a number of class action lawsuits have been filed against us and other DRAM manufacturers in the United States alleging violations of the Sherman Act relating to the sale and pricing of memory products. All of these cases have been transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated pretrial proceedings. In addition, a number of cases have been filed in California alleging violation of the Cartwright Act.

        In connection with these matters and in accordance with US GAAP, we established an accrual of €28 million in the fourth quarter of the 2003 financial year. Because these are ongoing matters, we cannot predict at this time whether the reserve will be adequate to cover any potential liabilities that we may incur as a result of the DOJ investigation and the related civil claims.

        In April 2003, we received a request for information from the European Commission (the "Commission") to enable the Commission to assess the compatibility with the Commission's rules on competition of certain practices of which the Commission has become aware in the European market for DRAM memory products.

        An adverse final resolution of the DOJ or Commission investigation or the civil antitrust claims described above would result in significant financial liability to, and other adverse effects upon, us, which would have a material adverse effect on our business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, we could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on our results of operations or financial condition or cash flows. See "Business—Legal Matters—Litigation" for a description of these matters.

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

We may be unable to successfully integrate businesses we acquire

        We are increasingly engaged in acquiring other businesses, such as our acquisition of Ericsson Microelectronics in September 2002 and SensoNor in June 2003. We intend to continue acquisitions of, and investments in, other companies in the future. We face risks resulting from the expansion of our operations through acquisitions. These include the risk that we might be unable to integrate new businesses with our culture and strategies. We also cannot be certain that we will be able to achieve the benefits we expect from a particular acquisition or investment. Acquisitions may also strain our managerial and operational resources, as the challenge of managing new operations may divert our managers and employees from monitoring and improving operations in our existing businesses. Our business, financial condition and results of operations may suffer if we fail to coordinate our resources effectively to manage both our existing businesses and any businesses we acquire.

        In the 2003 financial year we expensed €68 million to reduce the goodwill of our Catamaran acquisition because the amounts of cash we expect to receive in the future from operating this business is less than what we expected at the time we made the acquisition. We reduced our expectations because of recent changes in the market environment and their effects over the period for which we can reasonably forecast the future development in the market. It is our policy to review our expectations of future cash inflows related to businesses with goodwill we have acquired at least once a year. Changes in our expectations in the future due to changes in market developments which we cannot currently foresee could result in our writing off additional amounts of goodwill in future periods.

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

        We have entered into a non-competition agreement with Siemens, which will expire on March 13, 2004. Under this agreement, Siemens has agreed that no member of the Siemens group will engage in or carry out any research or development, production or distribution of semiconductor devices or license or sublicense any of our patents to any party for use in research or development, production or distribution of semiconductor devices. The agreement is subject to certain exceptions relating to such matters as application-specific semiconductor devices designed specifically for use in or in connection with Siemens group products, spare parts for those products, and the application in equipment and systems of circuitry from patents in which both we and Siemens have rights, as well as to various de minimis exceptions. When the agreement expires, Siemens could use these patent rights to compete against us, should it ever decide to re-enter the semiconductor business.

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

Sales of substantial number of shares in the public market could adversely affect the market price of the shares and ADSs

        Siemens AG has the right, directly or indirectly, to direct the disposition of up to 286,292,363 shares of our company, representing approximately 39.7% of the currently issued shares of our company. These shares are held by Siemens Nederland N.V., a wholly-owned subsidiary of Siemens AG, and by Wachovia Trust Company, a trust which holds the shares for the benefit of Siemens AG. Siemens has announced publicly its intention to divest its ownership interest in our company through direct or indirect sales, as and when business and market conditions permit. Any such disposal could occur at any time or from time to time. Sales of substantial numbers of the shares of our company controlled by Siemens either in the public market or in private transactions, or the perception that such sales may occur, could adversely affect the market price of the shares and ADSs and could adversely affect our ability to raise capital through subsequent offerings of equity.

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

        These factors have resulted in semiconductors constituting an increasing percentage of the total cost of the systems and products in which they are incorporated. According to IC Insights, the percentage of semiconductor content in electronic equipment increased from approximately 11% in 1989 to approximately 18% in 2002. Nevertheless, the market for semiconductors has historically been volatile. Supply and demand have fluctuated cyclically and have caused pronounced fluctuations in prices and margins. Following a severe downturn in 2001, the industry experienced a further period of low demand and ongoing worldwide overcapacity during 2002 and large parts of our 2003 financial year resulting in continuous price pressure.

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

History and Strategy

        We have been a publicly traded company since March 2000, and were organized as a separate legal entity within the Siemens group with effect from April 1, 1999. Prior to that date, we were the Siemens Semiconductor Group. As such, we have been actively involved in the development, manufacture and marketing of semiconductors since 1952. We believe that we inherit from the Siemens Semiconductor Group a strong base of technology and experience in the semiconductor industry.

        As Siemens' Semiconductor Group, we pioneered the development of ICs for use in consumer products in the early 1960s. We produced the first radio-frequency chip set that was GSM-compatible in 1990 and the FingerTIP™ sensor, which registers and identifies fingerprints, in late 1998. In 2000, we introduced and commenced deliveries of a mobile telephone chipset for the Bluetooth standard, introduced the first dual mode GPRS/GSM single baseband chip, and received the first certification for a complete Bluetooth system. In 2001, we introduced the first OC-192 single-chip 10 Gigabit-per-second transceiver in silicon-germanium for high-speed SONET communications networks. In 2002, we successfully ramped up manufacturing of 256-Mbit DRAM memory chips produced on a 300-millimeter wafer. In 2003, we developed the smallest 1-Gbit DRAM memory chip in 0.11 micron technology.

        From calendar year 1996 through calendar year 2002 we experienced compound annual growth rates significantly above the semiconductor industry average compound annual growth rate of approximately 1%, according to industry data. In 2001 the semiconductor industry had its most dramatic downturn ever, with an estimated worldwide decline in semiconductor sales of 32% compared to 2000. According to IC Insights, we were the sixth-largest semiconductor company in the second quarter of the 2003 calendar year.

        Our strategic objective is to achieve profitable growth by targeting fast-growing areas of the semiconductor industry and building upon our position as a leading innovator within the semiconductor industry.

        In 2002, we introduced our "Agenda 5-to-1" program, setting forth the strategic goals that we aim to achieve during the next five years. We aim to increase our market share in order to become one of the four largest semiconductor companies in the world. We also seek to be among the top three suppliers of products in each of our business segments and to be the number one supplier in the semiconductor industry of systems solutions.

        To achieve the aims of the "Agenda 5-to-1" program, we launched a corporate program called ACT in early 2003. The ACT program comprises eleven strategic initiatives, each of which focuses on one key area of the Agenda 5-to-1. These areas include delivering semiconductor solutions, taking into account the needs of end-consumers, building strong partnership and alliance networks, expanding our reach within significant global markets, as well as strengthening our R&D position. Specifically, we intend to:

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

  •
  Build on our leadership in fast-growing areas served by our different business groups. Our goal is to achieve profitable revenue growth greater than that experienced by the semiconductor industry generally. We seek to do this by increasing market share and exploiting opportunities that allow us to achieve a leadership position in rapidly growing segments of each of the markets addressed by our four business groups: Wireline Communications; Secure Mobile Solutions; Automotive & Industrial; and Memory Products. We believe that our strong relationship with leading customers in all of these businesses gives us significant competitive advantages.

  •
  Share risk and expand our access to leading-edge technology through long-term strategic partnerships with other leading industry participants. We have a demonstrated ability to establish and sustain long-term strategic relationships with major semiconductor companies. We believe that close relationships allow us to share risks, reduce development costs and improve time-to-market. They also enable us to enhance our portfolio of intellectual property through worldwide access to the expertise of other industry leaders. We intend to continue to develop long-term strategic relationships with leading industry participants, both to manufacture products and to develop new process technologies and products.

  •
  Enhance our position in significant global markets. We currently develop, manufacture, market and sell products in Europe, North America and the Asia/Pacific region. An important element of our 5-to-1 growth strategy is to further penetrate those international markets that we believe have the greatest growth potential over the coming years. We intend to position Infineon as one of the leading suppliers in China and the United States, to maintain our position in Japan, and to further strengthen our leading position in Europe and the rest of the Asia/Pacific region.

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

        We are organized into four principal business groups, three of which are application-focused—Wireline Communications, Secure Mobile Solutions and Automotive & Industrial; and one of which is product-focused—Memory Products.

        The following table gives an overview of some of the more significant products and applications and the four largest customers of each of our business groups:

Principal Products, Applications and Customers

Business Group	Principal Products	Principal Applications	Four Largest Customers in the 2003 Financial Year
Wireline Communications	ICs for xDSL, T1/E1, SONET/SDH SLICs and ISDN applications; fiber-optic modules for datacom and automotive applications	Broadband access, WAN, MAN, storage and automotive	Avnet Flextronics Siemens Tyco
Secure Mobile Solutions	Baseband ICs, RF transceivers, silicon discretes, RF-power modules, security memory ICs, security microcontroller ICs, encryption ICs, Trusted Platform Modules (TPM), FingerTIP sensors, RFID ICs	Mobile telephone systems and cordless telephone systems (major standards are: GSM, GPRS, UMTS, WDCT, DECT and Bluetooth) as well as WLAN, wireless infrastructure, RFID systems, security systems	Ericsson Gemplus Nokia Siemens
Automotive & Industrial	Power semiconductors (discretes, ICs and modules), sensors and microcontrollers (8-bit, 16-bit, 32-bit) with and without embedded memory
		Automotive: Powertrain (engine control, transmission control), body and convenience (comfort electronics, air conditioning), safety and vehicle dynamics (ABS, airbag, stability control), infotainment (dashboard, car radio, telematics/navigation). Industrial: Power management & supplies, drives and power distribution	Avnet Bosch SAC Siemens
Memory Products
	Mainstream DRAMs (128-Mbit, 256-Mbit), high-end DRAMs (512-Mbit, Rambus, DDR), high-speed graphics DRAMs, low-power Mobile-RAMs, ASICs with embedded DRAM, hard disk drive controllers, MMC and SD-Flash Cards	Personal and notebook computers, PC upgrades, workstations and servers, communications equipment, PDAs, computer peripherals, removable solid state memory cards	Dell HP IBM Kingston

Wireline Communications

        Our Wireline Communications business group designs, develops, manufactures and markets semiconductors and fiber-optic components for the communications access, WAN (Wide Area Network), MAN (Metropolitan Area Network) and carrier access (both broadband and traditional access) sectors of the wireline communications market. According to industry data, we had a market share of approximately 5.6% of the worldwide sales of wireline communications ICs in 2002 in the above mentioned markets (Dataquest 2003) and a 5% market share in 2002 for fiber-optic modules (RHK 2003).

        In the broadband access market, we are using our leading position in selected access technologies to develop and deliver products using advanced versions of DSL technology, including 10BaseS, VDSL, ADSL and SHDSL. Our Ethernet over VDSL product (10BaseS) utilizes existing telephone lines to deliver Ethernet access. The technology is currently used in modems and switches manufactured by Far Eastern manufacturers, primarily in Taiwan, and is being deployed in volume to the consumer by telecom operators in Korea. For ADSL, we offer a solution optimized for integrated voice and data targeted at the Digital Loop Carrier (DLC) market using an innovative splitterless approach. We have also evolved the ADSL products to address the new standards for ADSL. For SHDSL, we offer a power-efficient complete SHDSL solution for both the customer side and central office equipment.

        We are a leading supplier of traditional telecom products, including T1/E1, ISDN chipsets, coders/decoders (commonly known as codecs) and subscriber line interface circuits, or SLICs, which are used in telephony-based products. The markets for these products are shifting increasingly to the emerging economies.

        We have broad expertise in fiber-optics module development primarily focused on the datacom market and the evolving market for the adoption of fiber-optical technology into the automotive market. During the past year, we have developed products for the new Small Form Factor Pluggable (SFP) market, the modules which are used in the storage and enterprise switching market segment. We have developed products utilizing advanced technologies, including transceivers based on silicon germanium (SiGe) and high speed CMOS. We have combined this expertise with the framing/mapping expertise of Catamaran Communications Inc., a company that we acquired in August 2001, in order to develop IC solutions for high-speed linecards operating at rates up to 40 Gbit-per-second, and have attained the market leadership position at this speed. We have also developed a Resilient Packet Ring (RPR) device based on Spatial Reuse Protocol (SRP) technology licensed from Cisco Systems. Our framer devices have been adopted by leading telecom system vendors and we have begun to expand our product offering to address the market for lower speed linecard devices, ranging from OC-3 (155MBps) to OC-48 (2.4GBps).

        Many structural changes are taking place in the wireless communications market, including:

  •
  a growing desire by consumers to have access to a single network offering voice, video and data applications, which we believe is driving growth of the Internet and will create increasing demand for traditional broadband access products and fiber access products like those that we offer;

  •
  the convergence of voice and data networks into a single network infrastructure, which we believe will drive demand for DLC products, particularly in the Northern American market;

  •
  a growing need for real-time access to data and secure data storage, which is increasing demand for more intelligent and powerful enterprise storage systems, and which we believe will increase demand for fiber channel products like those we produce;

  •
  increased investment by carrier networks in WAN and MAN core infrastructure to support increased data bandwidth requirements; and

  •
  the emergence of optical transponders that combine optical and electrical components, enabling data and video processing in a single module.

        The continuing downturn in the telecommunications industry has resulted in reduced capital expenditure by network carriers into the types of infrastructure equipment where our wireline communications products have traditionally been used. In response to the downturn in spending on traditional wireline products, and to meet the needs of the changing segment, the Wireline Communications business group has refocused its R&D activities on segments of the broadband access and enterprise storage markets that we believe may provide opportunities for higher growth and higher margins.

        The principal products of our Wireline Communications business group are:

  •
  Optical networking products.  We deliver a wide range of solutions for high-speed linecards—from optical components to physical layer ICs through products encompassing framing/mapping functionality. The physical layer ICs include ICs based on silicon germanium (SiGe) process technology, such as the industry's first 40G Mux/Demux, and high-speed CMOS transceivers at 10Gbps.

  •
  Fiber-optics products.  We provide a wide range of fiber-optics components, including "fiber-to-the-home" transceivers, Gigabit Ethernet fiber-optic transceivers, a leading Parallel Optical Link (PAROLI) product family and 10Gbps Ethernet modules based on the XPAK multi-source agreement standard.

  •
  Carrier access products.  We offer a wide range of broadband access products, including 10BaseS, Ethernet over VDSL and an integrated POTS and ADSL solution for termination of voice and data on a single linecard. We are currently developing more advanced ICs for xDSL applications, Integrated Access Devices (IADs), 3G mobile base-stations, DLC's and DSLAMs. We also offer high port density (24 and 48 ports) 10/100 Ethernet switching devices that combine these high speed switching capabilities with the VDSL transceiver technology into a complete system solution for the customer.

        The primary applications for our Wireline Communications devices are communications applications for wireline network infrastructure equipment. These applications include high speed optical line cards, public subscriber line cards, data access and Ethernet switching equipment, modems, multiprotocol access devices, DLCs, DSLAMs, IADs, high and mid range routers, and cellular base stations.

        We believe that our combination of expertise in fiber-optics and in ICs, together with our broad portfolio of patents and other proprietary mixed signal technology, provide us with a competitive advantage in many of the markets served by our Wireline Communications business group.

Secure Mobile Solutions

        Our Secure Mobile Solutions business group designs, develops, manufactures and markets a wide range of ICs for wireless applications, security controllers, memory controllers and other semiconductors and complete system solutions for security and wireless applications. The Secure Mobile Solutions business group was formed and reported as such effective October 1, 2002 by the combination of our Security and Chip Card ICs Business group and our Wireless Solutions business group.

        Our principal products include baseband ICs, standard and customized radio-frequency products, security memory ICs, security microcontroller ICs, Trusted Platform Modules (TPM), RFID ICs, Bluetooth devices, WLAN ICs, silicon discretes and RF-power modules. Our principal solutions include hardware system design and software solutions for mobile telephone systems (addressing primarily the

GSM, GPRS, EDGE, UMTS and Bluetooth standards) as well as DECT/WDCT, WLAN, wireless infrastructure, RFID systems and security systems.

        According to Gartner, in the 2002 calendar year we remained the market leader in ICs for smart card applications, with a market share of 40%, and became the market leader for RF transceiver devices, with a market share of 14%. We believe we will remain the leader in both markets in 2003.

        In April 2003, we bought the assets of MorphICs Technology Inc., a developer of programmable chips for digital baseband signal processing based in California for €6 million. This acquisition is intended to enlarge our IP portfolio for multi-standard wireless solutions and broaden our product range for the 3G infrastructure market.

        The markets for products in which our wireless communications ICs are utilized are characterized by trends towards lower cost, increasingly rapid succession of our product generations and increased system integration. Increasing demand for add-on application such as multimedia is expected to increase the IC content of mobile phones. We expect these trends to create further opportunities for suppliers of wireless communication semiconductors.

        Our Secure Mobile Solutions business segment offers products and solutions to customers in the following principal application segments:

        Communications.    We offer products and solutions in the following key segments of the wireless communications market:

  •
  GSM, or Global System for Mobile communication, is the de facto wireless telephone standard in Europe and is available in 120 countries. GSM is part of an evolution of wireless mobile telecommunication that includes High-Speed Circuit-Switched Data (HCSD), General Packet Radio System (GPRS), Enhanced Data GSM Environment (EDGE), and Universal Mobile Telecommunications Service (UMTS). We offer products and solutions addressing all of these wireless communications standards.

  •
  UMTS is a GSM-based third-generation (3G) broadband, packet-based transmission of text, digitized voice, video, and multimedia at data rates up to 2 megabits per second (Mbps) that offers a consistent set of services to mobile computer and phone users no matter where they are located in the world. In February 2003, we introduced our complete UMTS Handset Platform Solution, which enables our customers to significantly reduce the time and cost of developing their own 3G handsets.

  •
  Bluetooth™ is a computing and telecommunications industry specification that describes how mobile phones, computers, and personal digital assistants (PDAs) can easily interconnect with each other and with home and business phones and computers using a short-range wireless connection. The principal current application for Bluetooth is cellular phones, which accounted for around 2/3 of the total Bluetooth market in 2002. In the Bluetooth segment, we offer our BlueMoon™ Single and BlueMoon™ Universal products. We have shipped over 30 million Bluetooth ICs and have a leading position through our close co-operations with the leading mobile phone manufacturers.

  •
  WLAN, or wireless LAN is a technology which permits the user of a wireless-enabled laptop or other mobile device to connect to a local area network, or LAN, through a wireless connection. We currently offer a complete WLAN solution, including chipset, evaluation boards, reference designs, firmware and software drivers, and full customer support.

  •
  For secure communication applications, we provide chip card IC solutions for mobile communication and for pre-paid cards for public telephones. Currently, approximately every third SIM card shipped contains an Infineon chip.

        Computing.    To customers within the computing segment, we offer products and solutions for both computing and large-scale identification projects. To enable secure computing platforms, our products and solutions are designed to prevent unauthorized use of digital terminals or to secure the data communication between the transmitter and receiver against manipulation. On a PC motherboard, our Trusted Module (TPM) recognizes and prevents unauthorized access to stored data and attempted attacks by virus programs. In May 2003, Hewlett-Packard incorporated our TPM security technology into their new HP Compaq Business Desktop PC.

        To customers within the Identification segment, we offer security chips for identity documents, such as identity cards, passports or drivers' licenses, insurance certificates and other documents. We supply security controllers for high-volume identification projects worldwide, including the US Department of Defense Common Access Card, the Taiwanese electronic health card and the Hong Kong electronic ID card.

        In June 2003, we signed a memorandum of understanding with the German Federal Ministry of the Interior to initiate a cooperation in the field of Information Technology (IT) security. The security cooperation with the Interior Ministry aims to establish a sound basis for an enhanced security level in IT systems that are used in the German civil service, in private companies and households.

        Consumer.    We address the consumer sector, comprising payment, transport, digital and pay-TV, set-top boxes for multi-media use of televisions and the Internet, with a product portfolio addressing both wireless devices and security applications.

        Our wireless portfolio offers tuner ICs and discrete ICs for a variety of consumer applications. Our chip card ICs for pay-TV applications are used to ensure that only authorized persons gain access to content. We also offer security chips used to quickly verify the validity of electronic tickets, such as those used in local public transport systems or as tickets for events. For the payment segment, our security chip card controllers perform all of the functions required to issue a qualified electronic signature, enabling a debit or credit card holder to complete a purchase electronically. At the initiative of the Europay MasterCard Visa (EMV) international payment association, we are participating in a collaborative effort to reduce card fraud and provide cardholders with access to expand services by transitioning from magnetic stripe to smart card technology. The EMV migration is rapidly changing banking and financial processes within Europe.

        Industrial.    Our radio frequency identification, or RFID, chips are used for applications in which it is necessary to identify and manage objects and goods quickly and reliably, or to track their positions. The RFID method can considerably reduce logistics expenditures. We also offer complete RFID solutions. For example, we have developed a user-friendly self-service system for the users of Vienna's new multimedia main library. As part of the system, 240,000 books and 60,000 CDs and DVDs have been equipped with radio chips for data transmission.

Automotive & Industrial

        The Automotive & Industrial business group designs, develops, manufactures and markets semiconductors and complete chipset solutions for use in automotive and industrial applications. According to Strategy Analytics, in the 2002 calendar year, our market share in terms of sales was 8% of the automotive semiconductor market, in which there is a large number of suppliers. We are the second-largest producer of ICs for automotive electronics worldwide and the largest in Europe. Within the fragmented market for industrial semiconductor applications, we focus on power management and supply as well as drives and power distribution.

        The markets for both automotive and industrial semiconductors generally consist of four basic product classes: sensors, microcontrollers, power ICs and discrete semiconductors. Our Automotive & Industrial business group focuses on microcontrollers and power semiconductors, discrete semiconductors, modules and sensors. Power semiconductors handle higher voltage and higher current than standard semiconductors. The Automotive & Industrial business group works closely with our other business groups to offer customers a full system solution, in the engine management, safety & chassis, body and convenience and telematics markets, in some cases including software.

        In June 2003, we acquired SensoNor AS ("SensoNor"), for total cash consideration of €34 million. In addition we contributed capital of €13 million subsequent to the consummation of the transaction. SensorNor, which was previously a publicly-listed company in Norway, develops, produces and markets tire-pressure and acceleration sensors. With this acquisition, we aim to strengthen our position in semiconductor sensors for the automotive business.

        Automotive.    The market for semiconductors for automotive applications has grown substantially in recent years, despite relatively slow growth in automobile production worldwide. This growth is the result of increased electronic content in growing automotive applications in the areas of safety, power train and body and convenience systems. This growth also reflects increasing substitution of mechanical devices such as relays by semiconductors in order to meet more demanding reliability, space, weight and power reduction requirements. This trend has been particularly pronounced in the area of power ICs that deliver additional short-circuit protection and other features.

        Power train applications, such as transmission-, engine- and exhaust control, comprise the largest portion of the market, followed by safety and vehicle-dynamics systems, body and convenience systems, driver information and in-car entertainment. We believe that the area of navigation and telecommunications equipment for automotive applications also provides growth opportunities, which we are addressing in a common project together with our Secure Mobile Solutions segment.

        We supply a wide range of semiconductor and complete chipset solutions for applications in the automotive industry. These products include power semiconductors, microcontrollers, discrete semiconductors and silicon sensors, along with related technologies and packaging. Our TriCore™ 32-bit microcontroller product, which is the latest microcontroller generation in power train and safety applications, has had significant design wins at several major customers. Within the sensor area, we complemented our product-portfolio with the acquisition of SensoNor, giving us access to the market for tire pressure monitoring systems, which we believe will become important due to new legal requirements in the United States.

        Time periods between design and sale of our automotive products are relatively prolonged (two to four years) because of the long periods required for the development of new automotive platforms, many of which may be in different stages of development at any time. This is one of the reasons why automotive products tend to have relatively long life-cycles compared to our other products. The nature of this market, together with the need to meet demanding quality and reliability requirements designed to ensure safe automobile operation, makes it relatively difficult for new suppliers to enter the automotive market.

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

  •
  Drives for machine tools, motor controls, pumps, fans and heating, ventilation, consumer products (e.g. TV, DVD-player), air-conditioning systems and transportation;

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

Memory Products

        Our Memory Products business group designs, develops, manufactures and markets semiconductor memory products with various packaging and configuration options and performance characteristics for use in standard, specialty and embedded memory applications. We were the third largest producer of DRAM in terms of revenues in the first half of the 2003 calendar year, with a worldwide market share of approximately 17%, according to iSuppli, compared to a 13% market share in the 2002 calendar year.

        The global market for DRAM has experienced strong cyclicality in the past and is expected to continue to show this behavior in the future. Price and therefore revenue volatility depends on the relation between supply and demand, leading to strong declines in times of oversupply and relative stability or even increases in times of shortage. Visibility for both supply and demand is restricted and therefore the market development is difficult to predict. In the table below you find revenue and bit data as well as year over year price per bit development for the DRAM market since 1992 (Source: WSTS).

Calendar year	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
DRAM market in billion US	$9	13	23	41	25	20	14	21	29	11	15
DRAM market in billion megabits	3	4	8	13	23	46	85	155	264	420	590
Year over year change average price per bit	-30%	6%	-1%	1%	-66%	-60%	-62%	-19%	-18%	-76%	-3%

        The substantial price decline in the 2001 calendar year, which resulted from worldwide oversupply due to reduced demand, especially in the PC segment, resulted in a substantial reduction in revenues from this business. In the 2002 calendar year prices for our DRAM products stabilized due to increased demand and consolidation within the industry as a consequence of the low price level in the second half of 2001. In the first three months of the 2003 calendar year prices dropped again due to seasonally slow demand before rising again through the second half of the 2003 financial year, based on new innovations and returning corporate replacement investment.

        The memory market is characterized by a high rate of technological changes, with successive generations of products succeeding each other with high frequency. This rate of change is expected to continue in the future.

        The highest share of volume of DRAM products is sold to the personal computer segment, including desktop and notebook computers, followed by workstations and servers. Markets for the latter products are expected to grow substantially in the next few years, whereas the market for personal computers is expected to decline as a proportion of the total market. Networking and handheld applications, even though currently representing only a small portion of DRAM demand, are expected to show strong growth rates in the next years. Other applications of memory products include communications devices, computer peripherals, consumer products and graphics applications.

        Our principal memory products are mainstream DRAMs (128-Mbit and 256-Mbit), high-end DRAMs (512-Mbit), high-performance and low-power specialty DRAMs, as well as embedded DRAM products. Until the end of the 2003 financial year, we also offered ICs for mass storage applications based on logic and embedded DRAM technology. 256-Mbit DRAMs formed the largest part of our memory products sales in the 2003 financial year, and we expect the 256-Mbit DRAMs to be the leading product in the 2004 financial year as well. We believe that, depending on market conditions, high-end products such as 512-Mbit and 1-Gbit DRAMs and specialty DRAMs can offer opportunities to mitigate the effects of the cyclical nature of the memory products market.

        Our current product portfolio for commodity products includes Single Data Rate and Double Data Rate SDRAMs. Single and Double Data Rate SDRAMs are being sold in 128-Mbit, 256-Mbit and 512Mbit configurations. The 512-Mbit DDR is used for high density modules (like 2 Gbyte registered DIMMS) dedicated to the server market. The 128-Mbit products are manufactured using our 0.17-micron technology and are declining in volume following reduced market demand, whereas both 256-Mbit and 512-Mbit SDRAM and DDR have been designed and are currently manufactured in volume using our 0.14-micron technology. The 256-Mbit DDR is also manufactured using our 0.11-micron technology and has been qualified and validated during the 2003 financial year. In the 2004 financial year, we intend to introduce further products, most importantly 512-Mbit DDR and DDR2 products and 1-Gbit products manufactured using our 0.11-micron technology.

        In addition to commodity products, we are introducing various specialty DRAMs with low power features, such as Mobile-RAM and the CellularRam, or high performance with respect to bandwidth and access times, such as Reduced Latency DRAM and Graphics RAM:

  •
  Mobile-RAM is a low-power SDRAM mounted in a small chip-size package and is dedicated to the markets for smart phones, Personal Digital Assistants (PDAs) and palm-size computers. The 128-Mbit, 256-Mbit and 512-Mbit Mobile-RAM ICs are currently in volume production.

  •
  Reduced Latency DRAM (RLDRAM) will be used for networking applications in high-end servers and routers. This type of DRAM offers high bandwidth and fast random SRAM-like data access. Volume production started in early 2003. We have partnered with Micron Technology to be able to offer the RLDRAM product line from two sources to our customers. This cooperation is also expected to continue in future generations of RLDRAM products.

  •
  CellularRAM is a low-power pseudostatic RAM targeted at high data rate 2.5G and 3G cellular phones. It is also pin compatible to SRAM solutions thus providing SRAM performance with the higher densities of DRAMs. We have again partnered with Micron as well as with Cypress to define product specifications, and plan to ship the CellularRAM ICs to customers in 2004.

        We are also engaged in the development of new generations of standard DRAM with one gigabit of capacity used for future IT infrastructure applications, and we are participating in the development of future DRAM architectures like DDR II.

        In addition to standard DRAM technology, we also sell system-on-chip products with embedded DRAM. System-on-chip products with embedded DRAM eliminate the need for chip-to-chip interfaces and are particularly well-suited for applications where component space saving, power saving and higher bandwidth are important, such as the graphics for notebook and personal computers, personal digital assistants and mobile devices.

        In response to the last downturn in the semiconductor market, we have adjusted the business strategy of our Memory Products segment. In the 2001 financial year we decided to suspend the launching of new embedded DRAM projects and the development of future embedded DRAM technology generations. Nevertheless, we are committed to fulfilling our contracts and obligations in this area. In the 2003 financial year we restructured our mass storage applications business and transferred remaining parts to the ASIC and Design Solutions (ADS) business of our Other Operating segments. The Memory Products business group has completely exited the mass storage applications market by the end of the 2003 financial year.

        Since October 1, 2002, the multimedia card business line has been conducted in the Memory Products segment. We also transferred a part of the operations of our joint venture with Saifun Semiconductors, from Munich to our facility in Dresden, changed the name of the joint venture (which also has operations in Netanya, Israel) from Ingentix to Infineon Technologies Flash and increased our ownership interest to 70%. In the 2003 financial year we sold MMC (MultiMediaCard) and SD (Secure Digital) cards as OEM products. At the same time we have been developing our own flash products based on Saifun's NROM (Nitride ROM) technology with current feature sizes of 0.17-micron. A first 512-Mbit flash chip for NAND flash applications has been sampled to customers and we expect shipments of data and code flash products to start in the 2004 financial year

        The reduction of chip sizes through the introduction of leading-edge process technologies is one of the key factors in reducing manufacturing costs. By the end of the 2003 financial year, we had converted more than 90% of our DRAM capacities to technologies with a feature size of 0.14-micron and below. More importantly, we have qualified our 0.11-micron technology at all of our own manufacturing sites and expect to convert the majority of our capacity to this new technology in the 2004 financial year. By increasing volume production of 256-Mbit and 512-Mbit DDR and DDR2 using our advanced 0.11-micron process technology in the 2004 financial year, we expect to significantly reduce our manufacturing cost. In addition, we are developing 0.09-micron process technology that we believe will allow us to further reduce costs. We expect to begin manufacturing using 0.09-micron process technology during the 2004 calendar year.

        We have invested heavily throughout the DRAM market cycle, including during the current downturn, to maintain and build upon our leadership in DRAMs and high-end process technology. We aim to continue to be a worldwide leader in DRAM process technology. Due to our belief in the positive long-term growth prospects of the memory business, we have implemented our 300-millimeter plans and have ramped up the new Dresden production facility to 30,000 wafer starts per month by the end of our 2003 financial year. It is one of the first production facilities of its kind worldwide to manufacture semiconductors on a production scale using 300-millimeter technology, and has enabled us to significantly reduce our per-unit production costs. Due to unfavorable market conditions in the last two years, we have delayed equipping our Richmond manufacturing facility with 300-millimeter technology, but expect to recommence this effort in the near-term, subject to market conditions.

        Going forward we intend to follow a strategy of limiting our investment in manufacturing assets principally to upgrading existing manufacturing lines and increasing our capacities mainly through cooperating with partners, e.g. by forming joint ventures or by utilizing foundries. In November 2002 we entered into agreements with Nanya, a Taiwanese DRAM manufacturer, for the joint development of 90-nanometer and 70-nanometer DRAM technologies as well as the construction of a jointly-owned 300-millimeter DRAM manufacturing facility in Taiwan. In addition, we signed a product purchase and capacity agreement with the Taiwan-based DRAM manufacturer Winbond, under which we license our 0.11-micron DRAM technology to Winbond in exchange for output of commodity DRAMs manufactured by Winbond using that technology. We also entered into a Knowhow Transfer Agreement and a Product Purchase and Capacity Reservation Agreement with SMIC in China, which gives us access to additional DRAM production capacity based on 200-millimeter and 300-millimeter wafers and our 0.14-micron and 0.11-micron technology. We are establishing a venture with China-Singapore Suzhou Industrial Park Venture Co. Ltd., Suzhou, China, to construct a backend facility for the assembly and testing of memory ICs. See "Business—Manufacturing—Manufacturing ventures and partnerships" for a description of our manufacturing arrangements with strategic partners.

        Although the market for DRAM has experienced severe price erosion in the most recent financial years, we expect to benefit from any potential future increases in demand for DRAMs resulting from increased demand for servers and for personal computers with Internet access. We also believe that our leading role in high-end and high-performance DRAMs provides us with opportunities in the market for workstations and servers. We believe that by broadening our product portfolio within and beyond DRAM, especially with flash, we will be able to reduce the volatility of our business and strengthen relationships with our customers.

Customers, Sales and Marketing

Customers

        We sell our products to customers located in Germany, the rest of Europe, the United States and the Asia/Pacific region, including Japan. We target our sales and marketing efforts in the field of demand creation at approximately 340 direct customers worldwide. Of these direct customers, 12 are currently deemed corporate accounts and an additional up to 30 are deemed major customers. We sell our products through our worldwide sales organization, as well as through distributors, sales representatives and, in some smaller markets, the Siemens sales organizations.

        The responsibility for all direct accounts as well as the management of our indirect sales channels lies within our global sales organization. All strategic accounts are approached on a global basis by global teams having a dedicated global account manager assigned to this account. Within the indirect sales channel, our sales organization manages relations with our third-party sales representatives, which are located primarily in the United States, and with the Siemens sales organizations in certain countries. All other customers are served through our network of independent distributors, which are managed by our global distribution sales organization. This group coordinates all aspects of channel management and marketing activities of distributors worldwide. Reflecting the changing value and supply chain in our and our customers' industry, we have installed a specific Electronic Manufacturing Service (EMS) sales force that manages our relationships with EMS providers, such as Flextronics and Solectron. We also work extensively with Original Design Manufacturers (ODMs), which have expanded their position in the electronics market, in particular the wireless communications market. In all cases, we seek to serve the individual customer through the most appropriate channel—and thereby to best serve our customers while minimizing our sales costs.

        The Siemens group was the only customer that accounted for 10% or more of our net sales in the 2003 financial year.

        We focus our sales efforts on semiconductors customized to meet our customers' needs. We therefore seek to design our products and solutions in cooperation with our customers so as to become their preferred supplier. We also seek to create relationships with our major customers that are leading in their market segment and have the most demanding technological requirements in order to obtain the system expertise necessary to compete in the semiconductor markets.

        We have sales offices throughout the world. We believe that this global presence enables us not only to respond promptly to our customers' needs, but also to be involved in our customers' product development processes and thereby be in a better position to design customized ICs and solutions for their new products. We believe that cooperation with customers that are leaders in their respective fields provides us with a special insight into these customers' concerns and future development of the market. Contacts to our customers' customers and market studies about the end consumer enable us to be an effective partner.

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

        The following paragraphs provide more detailed information relating to the customers of each of our principal segments:

        Wireline Communications.    The Wireline Communications segment sells IC products for telecommunications and data communication applications to a world-wide customer base, targeted at a new generation of Internet infrastructure applications, primarily in Europe and the Asia/Pacific region. Additionally the segment sells a range of fiber-optical modules for data communication applications. In 2003, the Siemens group was this segment's largest OEM customer. Our leading telecommunication and data communication OEM customers include Alcatel, Ericsson, Huawei and Nortel.

        Sales of our traditional wireline products had declined significantly during the 2002 financial year, due to the severe downturn and reduced capital expenditure by worldwide telecommunications operators. However, during the 2003 financial year a focused sales and marketing effort and the rollout of new products for xDSL and fiber-optic modules enabled the Wireline Communications segment to increase its sales in its respective market segments.

        Secure Mobile Solutions.    Customers for cellular telephone applications purchase products that range from our own complete system IC kits to customized ASSPs that we produce to customer design and specifications to complete system solutions. Customers for cordless telephone or Bluetooth applications typically purchase complete system IC kits. We supply the major share of baseband IC and radio-frequency requirements of Siemens. To our wireless infrastructure customers we supply RF-ICs, synthesizers and RF-power products. Nokia purchases our silicon discretes and radio-frequency ASICs.

        The Security business derives a large portion of its revenues from large-scale projects. Four key accounts—Gemplus, Giesecke & Devrient, SchlumbergerSema and Oberthur Card Systems—accounted for a majority of the business group's sales. The customers are mainly card manufacturers, acting both on their own account and as directed by their own service- provider customers.

        We maintained our strong position in Europe and APAC and have increasingly focused on China for both cellular and security business.

        Automotive & Industrial.    In the automotive segment, which includes sales of microcontrollers, power-devices and sensors, our customer base includes most of the world's major automotive suppliers. Two major customers, Bosch and the Siemens group, together accounted for approximately one-quarter of the segment's net sales in the 2003 financial year. Bosch purchases products mainly for automotive applications. The Siemens group purchases semiconductors for automotive and industrial applications. Sales of automotive products are made primarily in Europe and, to an increasing extent, the United States.

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

        Memory Products.    The Memory Products business group sells memory devices, primarily DRAMs, in the United States, Europe and the Asia/Pacific region, including Japan. We focus our marketing efforts for memory products on a number of manufacturers of personal computers and servers that are growing faster than others, that provide stable demand and that we believe to be good partners for product development. In the 2003 financial year, our major customers included the leading PC and server manufacturers worldwide.

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

        To better serve our customers, our Account Managers develop, maintain, manage and coordinate all aspects of our relationship and activities with each major customer. Twelve Corporate Account Executives are responsible for the global relationships with our most important strategic customers. The relationships with all other customers that are active on a worldwide basis are overseen by dedicated Account Managers. Our regional sales units service the global accounts based in that region, as well as regional accounts that are the key players in their local markets. In some smaller markets, such as Australia, South Africa, Spain, Portugal, and Poland, we currently still use the Siemens group sales organizations to sell our products. However, we are in the process of establishing our own organizations in these markets.

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

        Many of our traditional customers rely increasingly on EMS providers to manufacture their products, and many of our customers in newer industries have always outsourced their production. We have responded to this market trend by establishing an internal EMS sales organization that focuses on the market leaders in the EMS industry. Our EMS global account managers and dedicated support personnel ensure a high service level and smooth transfers of manufacturing from OEM (Original Equipment Manufacturer) to EMS. The EMS sales organization is also chartered to secure a significant share of the standard product purchase of these largest users in the industry and to enter strategic partnerships in design and technology projects. Especially in the wireless communications market, we increasingly deal with Original Design Manufacturers (ODMs) that design and manufacture complete systems for OEMs. We support the ODMs in the development of board design and software, by providing them with additional assistance using our own resources and/or resources of our partner network.

        As of September 30, 2003, we had approximately 2,000 sales and marketing employees worldwide. Most of these employees are trained engineers who not only act as sales representatives but also provide technical support.

        To support our sales efforts, strengthen the relationship with our customers and improve our service levels, we utilize internet-based systems solutions. These enable us to reduce our response time to existing customers and to market inquiries.

        We utilize advertising campaigns in the general and trade press to establish and strengthen our identity as a major semiconductor provider. We sustain our advertising efforts and participate actively in trade shows, conferences and events to strengthen our brand recognition and industry presence.

Backlog

        Standard Products.    Cyclical industry conditions—in the Memory Products market, in particular—make it undesirable for many customers to enter into long-term, fixed-price contracts to purchase standard (i.e., non-customized) semiconductor products. As a result, the market prices of our standard semiconductor products, and our revenues from sales of those products, fluctuate very significantly. Most of our standard non-Memory products are priced, and orders are accepted, with an understanding that the price and other contract terms may be adjusted to reflect market conditions at the delivery date. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, we believe that the backlog at any time of standard products such as memory products is not a reliable indicator of future sales.

        Non-standard Products.    Logic products are more customized than memory products. Therefore, orders are generally made and prices are determined well in advance of delivery. Quantities and prices of these logic products may nevertheless change between the times they are ordered and when they are delivered, reflecting changes in customer needs and industry conditions. During periods of industry overcapacity and falling sales prices, customer orders are generally not made as far in advance of the scheduled shipment date as during periods of capacity constraints, and more customers request logistics agreements based on rolling forecasts. The resulting lower levels of backlog reduce our management's ability to forecast optimum production levels and future revenues. As a result, we do not rely solely on backlog to manage our business and do not use it to evaluate performance.

        We experienced reduced demand, order cancellations and postponements of deliveries under existing purchase contracts during the second half of the 2001 financial year resulted in rising inventories and reduced backlog at the end of the period. During the 2002 financial year, inventory levels were further reduced and adapted to the run rates, which resulted in an approximate 25% lower backlog at the end of the year compared to a year earlier. At the end of 2003 financial year our backlog remained at approximately the same level as at the start of the year. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be indicative of actual sales for any later period.

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

        The following table shows key competitors for each of our business groups in alphabetical order:

Key Competitors By Business Group

Wireline Communications	Agere, Agilent, AMCC, Broadcom, Finisar, GlobespanVirata, Intel, Legerity, Mindspeed, PMC-Sierra, ST Microelectronics, Texas Instruments and Vitesse
Secure Mobile Solutions	Texas Instruments, ST Microelectronics, Philips und Motorola
Automotive & Industrial	Fairchild, International Rectifier, Mitsubishi, Motorola, NEC, ON Semiconductors, Philips, Renesas, ST Microelectronics, and Toshiba
Memory Products	ELPIDA, Hynix, Micron Technology and Samsung

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

  •
  providing solutions referring to customer needs and based on own resources and/or external partners

  •
  the breadth and capability of our service offering; and

  •
  the competence and agility of our sales, technical support and marketing organization.

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

        Front-end.    In the first step, the front-end process, electronic circuits are produced on silicon wafers which we buy from outside sources. The front-end production process involves a series of patterning, etching, deposition and implantation processes. At the end of the front-end process, we test the chips for functionality.

        We believe that we are one of the leaders in the semiconductor industry in terms of the structure size on our wafers. Structure size refers to the minimum distances between electronic structures on a chip. Smaller structure sizes increase production efficiencies in the manufacture of memory and logic products. The structure size of our current logic products is as small as 0.13 micron using copper wiring. The structure size of our current memory products is as small as 0.11 micron.

        High-end mask technology is a prerequisite for achieving small structure size. A mask is a master image of a circuit pattern used to produce ICs. Currently we still manufacture nearly 40% of the high-end masks (and about 10% of all masks) that we use in the patterning part of the front-end process at our Munich Balanstrasse facility; the other masks are being bought from DuPont Photomasks under a long-term supply agreement. In May 2002 we established the Advanced Mask Technology Center, a joint venture with AMD and DuPont Photomasks located in Dresden, to develop leading-edge photo masks. At the same location, DuPont Photomasks is setting up a mask foundry for high-end photomasks. Both plants are expected to be operational by early 2004 and will later on replace the Munich facility as our mask provider.

        In the 2003 financial year, we significantly increased the share of DRAM manufacturing on wafers with 300-millimeter diameter. Our Dresden facility currently has a capacity of 30,000 wafer starts per month and achieved full production qualification on 300-millimeter wafers, using 0.11-micron technology and a 256-Mbit DRAM product. At September 30, 2003, approximately 10% of our memory capacity had been converted to 0.11-micron technology. The increasing share of 300-millimeter production and 0.11-micron technology should substantially reduce our overall cost for memory chips.

        Back-end.    In the second step of our semiconductor production, the back-end process, the processed wafers are ground and mounted on a synthetic foil, which is fixed in a wafer frame. Mounted on this foil, the wafer is diced into small silicon chips, each one containing a complete integrated circuit. A "pick and place" machine removes individual chips from the foil and glues them onto lead-frames, which hold the future pins of the product. The next step is creating electrical links between the chip and the pins, called bonding. Then all the process steps "inside" the package are finished and the chips are molded with compounds. Depending on the package type, the molded chips undergo a punching and pin bending process. At the end, the semiconductor undergoes final functional tests.

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

        We had no significant unplanned production stoppages during the 2003 financial year.

Facilities

        We operate manufacturing facilities around the world, including joint ventures in which we participate. The following table shows selected key information with respect to our current major manufacturing facilities:

Current Manufacturing Facilities

	Year of commencement of first production line	Principal products or functions
Front-end facilities: wafer fabrication plants
Dresden, Germany(1)(2)	1996	DRAM, ASICs with embedded Flash memory, logic ICs
Richmond, Virginia(1)	1998	DRAM
Essonnes, France(3)	1963(4)	Logic ICs and ASICs with embedded Flash memory
Munich Perlach, Germany	1987	High frequency; sensors
Villach, Austria(5)	1979	Power, smart-power and discretes
Regensburg, Germany(5)(6)	1986	Non-volatile memory, power and logic ICs; High Frequency ICs
Warstein, Germany	1965(4)	High power
Back-end facilities: assembly and final testing plants
Dresden, Germany(1)	1996	DRAM components and modules
Richmond, Virginia(1)	1998	DRAM components and modules
Porto, Portugal(1)	1997	DRAM components and modules
Malacca, Malaysia(1)	1973	DRAM components and modules, discretes and power packages, logic IC?s
Singapore	1970	Assembly leadless logic ICs, final test logic IC
Batam, Indonesia	1996	Assembly & test for more mature lines of logic ICs, Power ICs
Regensburg, Germany	2000	Chip card modules Fiber-optic modules, sensors and pilot lines
Wuxi, China	1996	Discretes, chip card modules
Berlin, Germany	1986	Fiber-optic components and modules
Trutnov, Czech Republic	1994	Fiber-optic components and modules
Warstein, Germany	1965(4)	High power
Cegled, Hungary	1997	High power
(1)
During the 2003 financial year, we produced DRAM principally in 128-Mbit, 256-Mbit and 512-Mbit configurations.

(2)
During 2003 financial year, approximately 10% of the 8-inch capacity was used for the production of non-memory ICs.

(3)
ALTIS Semiconductor, our joint venture with IBM in which we own 50% plus one share. Our share in the production of the joint venture is currently 50%. We have agreed with IBM to increase our share of the production ratably from 2004 through 2007 to 100%.

(4)
The current main production line began operations in 1991.

(5)
This facility is in the process of being converted from 6-inch to 8-inch processes. The timing of the conversion will depend on market demand.

(6)
This facility will also be used as a second front-end production site for power ICs.

        Our front-end facilities currently have a capacity of approximately 80,000 wafer starts per week (in 8-inch equivalents). As a result of improved market conditions during 2003 compared to 2002, we were able to improve the capacity utilization in most of our production facilities. At September 30, 2003, we had the ability to meet additional demand for logic ICs by shifting production from memory products and expanding our utilization of silicon foundries.

        We have devoted substantial resources to reducing our production costs over the past several years and believe that costs at our Dresden and Richmond DRAM manufacturing facilities are currently comparable with those of our lowest-cost competitors.

        Generally, we use foundries to assist us in meeting demand for increased chip volumes. In recent years, we have enhanced our manufacturing cooperation with UMC, particularly with respect to front-end production of EEPROM, flash technology for our chip card IC products, and CMOS baseband products for wireless communications. Currently we are introducing the jointly- developed 90-nanometer technology node. In August 2003, we announced a joint development agreement with IBM and Chartered Semiconductor Manufacturing to accelerate the move to 65-nanometer process technology.

        In 1998, we introduced our memory "fab cluster" concept. It consists of our world-class wafer fabrication facilities in Dresden and Richmond and corresponding back-end sites in Dresden, Richmond and Porto, as well as our backend subcontractors EEMS and Kingston. The fab cluster concept allows us to use best processes to maximize quality and enables us to ship memory products from multiple sites. We can therefore supply memory products to anywhere in the world from any of the fabrication facilities in our fab cluster. We believe that the fab cluster reduces our exposure to delivery problems. Also, by locating our facilities in different areas, we can recruit talent globally.

        We have extended the fab cluster concept to include fabrication sites of our Taiwanese partners Winbond and Nanya as well as our Chinese partner SMIC. The ProMOS fabrication facility in Hsinchu, Taiwan was part of the fab cluster prior to our withdrawal from the ProMOS joint venture in the 2003 financial year.

Manufacturing ventures and partnerships

        AMTC.    In May 2002, we entered into agreements with AMD and Du Pont Photomask which establish our strategic cooperation in the field of advanced lithographic photomasks. Under the terms of these agreements, we will co-develop photomasks and share development costs. For this purpose the three partners have established an equally owned joined venture called Advanced Mask Technology Center GmbH & Co. KG in Dresden, Germany, to construct and operate a photomask manufacturing facility (mask center). The mask center will develop and produce lithographic masks and samples. The mask center is expected to be operational in the early part of the 2004 calendar year.

        CSVC.    We are establishing a venture with China-Singapore Suzhou Industrial Park Venture Co. Ltd. ("CSVC"), Suzhou, China, to construct a backend facility for the assembly and testing of memory ICs. The facility will be located in the Suzhou Industrial Park, near Shanghai. It will have an output capacity of up to one billion chips per year, and will be developed in a number of stages as dictated by growth and trends in the global semiconductor market. We plan to invest US$242 million over the next five years. It is anticipated that any further investment required to purchase additional equipment would be financed externally by the joint venture.

        Inotera.    Our newly formed Inotera joint venture with Nanya will employ the production technology developed under our joint development agreement with Nanya. The Inotera manufacturing facility is expected to be constructed in two phases. The first phase is scheduled to be completed by the second half of the 2004 calendar year. The first 300-millimeter wafers are planned to be processed using the current 110-nanometer process at the beginning of the 2004 calendar year. The second phase is anticipated to be completed in the 2006 financial year. We will be entitled to half of the production capacity of Inotera. For further information on our alliance with Nanya, see "Strategic Alliances—Nanya" below.

        SMIC.    On December 4, 2002, we entered into a Know How Transfer Agreement and a Product Purchase and Capacity Reservation Agreement with SMIC, which gives us access to additional DRAM production capacity. Under the terms of these agreements, we will transfer our 140-nanometer DRAM-Trench Technology to SMIC. In return, SMIC will manufacture and we will purchase up to 20,000 wafers per month out of SMIC's 200-millimeter production facility in Shanghai.

        On March 26, 2003 we entered into extended Know How Transfer- and Product Purchase and Capacity Reservation Agreements with SMIC, which gives us access to additional DRAM production capacity in their 300-millimeter facility currently under construction in Beijing. Under the terms of these agreements, we will transfer our 110-nanometer DRAM-trench technology and some 300-millimeter manufacturing know-how to SMIC. In return, SMIC will manufacture and we will purchase up to 15,000 wafers per month out of SMIC's future 300-millimeter production facility in Beijing.

        Winbond.    On May 2, 2002, we entered into a Know How Transfer and License Agreement and a Product Purchase and Capacity Reservation Agreement with Winbond, which gives us access to additional DRAM production capacity. Under the terms of these agreements, we will transfer and license our 110-nanometer DRAM trench technology to Winbond. In return Winbond will manufacture and we will purchase up to 20,000 wafers per month out of Winbond's 200-millimeter production facility in Hsinchu (Taiwan). The agreements further allow Winbond to use the know how for the production of its proprietary Speciality DRAMs.

        UEC.    We agreed to establish a joint venture with United Epitaxy Company ("UEC"), Taiwan, for the development and manufacturing of fiber optics components in Hsinchu, Taiwan. We will hold 56 percent of the shares of the joint venture, and UEC will hold the remainder. The total equity investment amounts to approximately €12 million, and will be made according to the shareholding ratio of the parent companies. Mass production is scheduled for the fourth quarter of the 2004 calendar year.

Research and Development

        Research and development (R&D) is critical to our continuing success, and we are committed to maintaining high levels of research and development expenditures. The amount of our R&D spending has increased significantly over the years. In the 2001 and 2002 financial years we curtailed our overall R&D spending from the levels originally planned in response to depressed market conditions. The table below sets forth information with respect to our research and development expenditures for the periods shown:

Research and Development Expenditures

	Financial year ended September 30,
	2001	2002	2003
Expenditures in millions (net of subsidies received)	€1,189	€1,060	€1,089
As a % of net sales	22%	22%	18%

        Most of our R&D activities are concentrated in the following areas: product development, process technology, reusable cores and modules, computer-aided design and libraries, packaging technology and basic research.

        Our logic ICs belong to the most complex system-on-chip designs and require a wide variety of intellectual property and sophisticated design methodologies, for example to combine high performance with low power consumption. We believe that our emphasis on intellectual property and methodologies for logic ICs and their protection through patents will enable us to strengthen our position in the logic IC market and that our expertise in mixed-signal devices is a particular competitive strength.

        Process technologies have been another important focus for our R&D activities, as we have sought to reduce structure sizes and develop new processes. We have successfully ramped up our high-performance process technology using structure sizes of 0.13-micron for logic products, allowing for up to eight layers of copper-metallization. We are in the phase of introducing a 90-nanometer process and have a technology roadmap for the next several years encompassing structure sizes down to 45-nanometer. Our process technologies benefit from many modular characteristics, including special low-power variants, analog options and high-voltage capabilities. For memory process technology we are currently successfully ramping the 0.11-micron process technology for DRAM products. A strategic development alliance with Nanya Technology Inc. for trench-based DRAM technology allows us to share development costs and resources. We have reached cost cross-over of our 300-millimeter wafer fabs compared to the cost in our existing 200-millimeter fabs.

        In recent years we have devoted substantial resources to improving our R&D processes. In particular, we have improved our computer-aided design (CAD) systems and our libraries. CAD systems are a crucial tool for our product designers. Libraries are databases that contain templates and standard design-elements that are common to multiple products. We believe that our efforts in these areas enable us to reduce development cycle times and optimize our designs with regard to a higher performance and reduced power consumption.

        We also incur R&D expenditures through the purchase of businesses that have R&D projects in process, but which have not yet reached the technological feasibility stage. In the 2003 financial year we incurred an in-process R&D charge of €6 million related to our acquisitions of SensoNor and MorphICs. In the 2002 financial year, we incurred in-process R&D charges of €37 million related to our acquisition of Ericsson Microelectronics, while in financial year 2001 we incurred an in-process R&D charge of € 69 million related to the acquisitions of Ardent and Catamaran.

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

        Research and development activities are conducted at locations throughout the world. The following table shows our major research and development locations and their respective areas of competence:

Research and Development Locations

Location	Areas of Competence
Munich, Germany	Main product development site; CAD, library, simulation technologies, layout synthesis, mixed signal, radio-frequency, DRAM, 16-bit microcontrollers, ASICs with embedded DRAM, chip card ICs
Bangalore, India	Software development, library, design flow
Dresden, Germany	Flash and DRAM technology development
Düsseldorf, Germany	Mobile communications, radio frequency
Graz, Austria	Chip card ICs, radio frequency
Hanover, Germany	Mobile ICs
Kista, Sweden	Wireless systems
Nuremberg, Germany	Software for wireless systems
Regensburg, Germany	Packaging, testing
Singapore	Logic ICs, 8/32-bit microcontrollers, telecommunications
Sophia Antipolis, France	Modules for radio-frequency ICs, digital signal processing, library
Villach, Austria	Power semiconductor products, mixed signal, automotive and telecommunications applications

        At September 30, 2003 our research and development staff consisted of approximately 5,900 employees working in our R&D units throughout the world, a net increase of approximately 550 compared to September 30, 2002. This increase in R&D staff reflects new hires to support our solutions strategy and strengthen our position in Asia Pacific, as well as the addition of R&D personnel of SensoNor and MorphICs.

Intellectual Property

        Our intellectual property rights include patents, copyrights, trade secrets, trademarks, utility models, designs and maskwork rights. The subjects of our patents primarily relate to IC designs and process technologies. We believe that our intellectual property is a valuable asset not only to protect our investment in technology but also a vital prerequisite for cross-license agreements with third parties.

        At September 30, 2003, we owned more than 39,000 patent applications and patents (both referred to as patents below) in countries throughout the world. These patents belong to approximately 9,900 "patent families" (each patent family containing all patents originating from the same invention). At September 30, 2003, approximately 80% of our patent families included patents registered in Europe, approximately 60% included patents registered in the United States and approximately 30% included patents registered in Asia. We filed first patent applications for approximately 1,600 inventions worldwide in the 2003 financial year. As of September 30, 2003, approximately 4,350 of our patent families included at least one patent granted in the United States or Europe.

        In connection with our formation, the Siemens group transferred most of its semiconductor-related intellectual property to us. Further to our formation as a separate legal entity and in preparation for our initial public offering in March 2000, we entered into a patent cross-license agreement with Siemens. As described below, certain of our rights and Siemens' rights to utilize each others' patents under the cross-license agreement depend upon the date on which Siemens ceased to own or control more than 50% of our company's shares (referred to herein as the Control Date). Under the cross-license agreement, among other things:

  •
  Siemens granted us the right to use all of the more than 100,000 patents and related intellectual property rights that Siemens owns (the "Siemens Patents"). The agreement enables us to use these patent rights within the scope of our business, subject, in the case of information handling systems, to restrictions on our ability to use them in new spheres after the Control Date.

  •
  Siemens granted us certain rights to sublicense the Siemens Patents within the scope of our business pursuant to cross-license agreements entered into before the Control Date.

  •
  We granted Siemens the right to use and sublicense within the scope of its business approximately 15% of the 20,000 patent rights that Siemens transferred to us upon the formation of our company (the "Dual Use Patents").

  •
  We granted Siemens the right to assert the Dual Use Patents insofar as they relate to the scope of its business activities. Siemens agreed, however, that it will not exercise this right of assertion against any of our customers in respect of any part of such customer's products that contains a product of ours, unless this right is asserted for defensive purposes.

  •
  We agreed that we will not exercise our right to assert the Dual Use Patents against Siemens' customers in respect of any part of such customer's products that contains a product of Siemens, unless this right is asserted for defensive purposes.

  •
  Siemens and we agreed that any license to third parties of Dual Use Patents that could fall within the scope of either Siemens' business or our business will be negotiated by the party first involved, acting with the consent of the other.

  •
  We granted Siemens the right to use all of our patent and related intellectual property rights other than the Dual Use Patents (the "Infineon Patents") within the scope of its business, subject, in the case of information handling systems, to restrictions on Siemens' ability to use the Infineon Patents in new spheres after the Control Date.

  •
  We granted Siemens certain rights to sublicense the Infineon Patents within the scope of its business pursuant to cross-license agreements entered into before the Control Date.

  •
  We and Siemens granted each other the above-mentioned rights and licenses under each other's patents for which an application had been filed prior to the Control Date.

        It is common industry practice for semiconductor companies to enter into patent cross-license agreements with each other. These agreements enable each company to utilize the patents of the other on specified conditions. In some cases, these agreements provide for payments to be made by one party to the other. We are a party to a number of patent cross-license agreements, including agreements with other major semiconductor companies. We believe that our own substantial patent portfolio enables us to enter into patent cross-license agreements on favorable terms and conditions. We are currently in patent cross-license negotiations with several major industry participants and expect to enter into additional patent cross-license agreements in the future.

        Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products and their design and manufacturing processes. To that end, we have obtained many patents and patent licenses and intend to continue to seek patents on our developments. The process of seeking patent protection can be lengthy and expensive, and there can be no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide us with meaningful protection or any commercial advantage. In addition, effective copyright and trade secret protection may be limited in some countries or even unavailable.

        Many of our competitors also seek to protect their technology by obtaining patents and asserting other forms of intellectual property rights. Third-party technology that is protected by patents and other intellectual property rights may be unavailable to us or available only on unfavorable terms and conditions. Third parties may also claim that our technology infringes their patents or other intellectual property rights, and they may bring suit against us to protect their intellectual property rights. From time to time, it may also be necessary for us to initiate legal action to enforce our own intellectual property rights. Litigation can be very expensive and can divert financial resources and management attention from other important uses. It is difficult or impossible to predict the outcome of most litigation matters, and an adverse outcome can result in significant financial costs that can have a material adverse effect on the losing party. We are currently engaged in several material disputes over intellectual property rights, including litigation with Rambus and Mosaid Technologies. For a description of these matters, see "—Legal Matters—Litigation".

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

        The following table shows our most important memory-related strategic alliances, as well as their respective activities and locations:

Strategic alliances for memory products

Partner	Technology	Activity	Location
IBM	MRAM (magnetic non-volatile memory)	R&D in both technology development and early stage product development	East Fishkill, New York
Nanya	90 and 70-nanometer DRAM process	R&D in both product and technology development	Dresden, Germany/ Taoyen, Taiwan

Logic Products

        In order to remain at the forefront of technological advancement and to share the initial costs inherent in bringing out successive generations of logic products, we have entered into a number of strategic alliances with selected partners for research and development and manufacturing activities in relation to logic products.

        The following table shows our most important logic-related strategic alliances, as well as their respective activities and locations:

Strategic alliances for logic products

Partner	Technology	Activity	Location
IBM	0.18-micron and 0.13-micron CMOS process	Technology development	East Fishkill, New York
IBM/UMC	90-nanometer CMOS process	Technology development	East Fishkill, New York
UMC	90-nanometer CMOS process and product ramp up	R&D in both product and technology development	Hsinchu, Taiwan
UMC	0.13-micron Embedded Flash	R&D in both product and technology development	Hsinchu, Taiwan
IBM/Chartered	65-nanometer CMOS process	R&D in both product and technology development	East Fishkill, New York
IBM	45-nanometer CMOS process and product ramp up	R&D in both product and technology development	East Fishkill, New York

Principal Alliances

        Our principal alliances are with IBM, UMC and Nanya:

        IBM.    In 1997, we entered into a joint development agreement with IBM to develop common process technologies for manufacturing logic products with minimum feature sizes of 0.18-micron and 0.13-micron. In 1999 we signed an agreement to continue this partnership for 90-nanometer technology, and included UMC in the alliance. In 2000 we entered into a joint development agreement with IBM to develop future generations of DRAM process technologies, down to feature sizes of 0.11-micron. In 2003 we agreed with IBM to jointly develop 65-nanometer and 45-nanometer logic technologies, and included Chartered Semiconductor in the alliance with respect to 65-nanometer technologies.

        Our principal cooperation with IBM began in 1991, when we entered into an arrangement with IBM under which IBM manufactured DRAM products in its Essonnes facility and we received a share of the production. Based upon our history of cooperation with IBM, we agreed with IBM to convert the Essonnes facility to production of logic devices and to convert the existing production cooperation arrangement into a joint venture called ALTIS Semiconductor. We own 50% of the joint venture's shares plus one share and IBM owns the rest. Both our company and IBM have one vote at the joint venture's shareholders meeting, and we are both entitled to nominate one of the joint venture's two chairmen. The joint venture became effective on July 12, 1999, and the facility's conversion to logic production has been completed. Both companies agreed to have only one jointly appointed CEO.

        The joint venture agreements impose certain restrictions on the ability of each of the shareholders to sell or transfer its shares in the joint venture, and also provide that each shareholder may acquire the other's shares at an appraised value if the other shareholder undergoes a change of control. For this purpose, "change of control" means the acquisition by a third party of more than 35% of the outstanding equity of the other shareholder or any consolidation, merger or reorganization of the other shareholder in which it is not the surviving corporation. Each of Infineon and IBM may acquire the other's shares in the joint venture or dissolve the joint venture if there is a deadlock or if the other party defaults on its obligations under the joint venture agreement.

        During the 2003 financial year, we and IBM amended the original shareholders agreement of ALTIS. Pursuant to the amendment, we will ratably increase our capacity reservation in the production output of ALTIS from the existing level of 50% to 100% during calendar years 2004 through 2007. We and IBM have agreed that the both of us will decide about the future business model of ALTIS not later than January 1, 2007. Additionally, we were granted an option through July 1, 2007 to acquire IBM's interest in ALTIS.

        We and IBM have both extended revolving term loans to ALTIS. As of September 30, 2003, the outstanding balance of our loan to ALTIS was €61 million.

        UMC.    In 1999, UMC, a leading semiconductor foundry, joined as an additional partner in our alliance with IBM for logic technology development.

        In 2000, we entered into a joint development agreement with UMC to develop common process technologies for the manufacture of logic products with embedded flash memory capabilities based on a feature size of 0.13-micron.

        In 2001 we entered into a joint venture agreement with UMC and a third party investor to construct and operate a 300-millimeter semiconductor facility. The joint venture, which is named UMCi, was to provide integrated circuit foundry services utilizing 300-millimeter wafer production lines, and to produce, develop and sell integrated circuits in wafer, die and packaged form. As part of the transaction, we agreed to transfer specified technology, including 300-millimeter manufacturing techniques and certain process commercializations from our joint development arrangement with IBM and UMC; provided, however, that we would not be required to transfer any information to UMCi that we were not otherwise permitted to disclose. In December 2001, UMCi extended a loan of $55 million to us, which bore interest at market rates. The loan was paid back in April 2003.

        In 2002, UMC decided to leave our alliance with IBM for logic technology development. We decided that after the completion of our development of 90-nanomenter technology, we would ramp our first products using 90-nanometer technology, however we would cease our future R&D cooperation. Our cooperation continues with respect to electrical and geometrical target parameters, in order to keep our process technology closely aligned. UMC continues to be the prime manufacturing foundry partner for our products.

        We sold our ownership interest in UMCi to UMC, which resulted in a pre-tax loss of €9 million in the fourth quarter of the 2003 financial year, mainly due to the adverse fluctuation in the US$/Euro exchange rate after our investment was made. This move allows us and UMC to concentrate on our broader manufacturing partnership, and give us a more flexible manufacturing approach that includes access to all of UMC's current Taiwanese facilities, and access to UMCi when its production capacity comes on line.

        Nanya.    On November 13, 2002, we entered into agreements with Nanya, which establish our strategic cooperation in the field of standard DRAM memory products. Under the terms of these agreements, we are co-developing and share development costs for advanced 90-nanometer and 70-nanometer production technologies for 300-millimeter wafers. We have established the Inotera joint venture for the production of DRAM chips, and the construction of a new jointly-owned 300-millimeter manufacturing facility in Taiwan.

        It is envisaged that when completed, Inotera's 300-millimeter manufacturing facility will employ the production technology developed under our joint development agreement with Nanya. The facility is expected to be constructed in two phases. The first phase is projected to be completed by the second half of the 2004 calendar year. The first 300-millimeter wafers are planned to be processed using the current 110-nanometer process at the beginning of the 2004 calendar year. The second phase is anticipated to be completed in the 2006 financial year. We will be entitled to half of the production capacity of Inotera.

        MVI.    In 1996, Siemens formed the ProMOS joint venture with Mosel Vitelic (MVI) to produce 64-Mbit DRAM ICs at a fabrication facility in Hsinchu, Taiwan. Siemens took an initial 38% interest in the joint venture which was later transferred to us. Siemens also licensed relevant technology to MVI and ProMOS and assisted them in implementing this technology. During the 2000 financial year, we entered into new technology transfer agreements with ProMOS.

        On October 4, 2002, we announced that we had cancelled the shareholders' agreement with MVI relating to the ProMOS joint venture due to repeated material breach of the agreement by MVI. The termination was effective as of January 1, 2003. The product purchase and capacity reservation agreement, which established the rights and obligations of both shareholders to purchase product from ProMOS, also terminated upon termination of the shareholders' agreement.

        On January 27, 2003 we terminated the technology license agreement. ProMOS subsequently terminated this same technology license agreement. In January 2003 we announced our intention to liquidate our investment in ProMOS. Through September 2003, we have sold substantially all of our ProMOS shares. We intend to dispose of our remaining ProMOS shares in the short term subject to regulatory approvals.

        In May 2003, ProMOS initiated an arbitration proceeding related to this dispute in Munich. See "Legal Matters" for a description of this proceeding.

Acquisitions and Dispositions

        In furtherance of our goal of developing and accessing world-class intellectual property and development resources, we have undertaken a number of acquisitions, entered into several joint ventures and made a variety of financial investments, including through Infineon Ventures, our venture capital investment group. In addition to the arrangements concluded as part of our strategic alliances described above, the main transactions completed in the 2003 financial year are:

Acquisitions and Joint Ventures

        In April 2003, we bought the assets of MorphICs Technology Inc., headquartered in Campbell, California, with the aim of strengthening our position in the 3G sector and expanding our IP portfolio for multi-standard wireless solutions. This acquisition is expected to broaden our product range for the 3G infrastructure market with programmable chips for digital baseband signal processing, enabling us to cover the entire signal-processing chain. The acquisition also supports our entrance into the Chinese base station market since MorphICs' principal customer base is in China. In conjunction with the acquisition we took on 30 employees, customer relationships and a number of patents.

        In May 2003, Infineon acquired the business activities of Hitex group, manufacturer of microcontroller tools (emulators and debuggers) in Germany.

        In June 2003, we acquired SensoNor AS ("SensoNor"), for total cash consideration of €34 million. In addition we contributed capital of €13 million subsequent to the consummation of the transaction. SensoNor, which was previously a publicly-listed company in Norway, develops, produces and markets tire-pressure and acceleration sensors. With this acquisition, we aim to strengthen our position in semiconductor sensors for the automotive business.

        In April 2001, we established a joint venture (then called Ingentix) in which we held a 51% ownership interest, with Saifun Semiconductors Ltd. In 2003, we increased our ownership interest to 70% by contributing additional capital and converting existing shareholder loans to equity. We renamed the joint venture Infineon Technologies Flash GmbH & Co. KG, which is now located in Dresden, Germany, and Infineon Technologies Flash Ltd., located in Netanya, Israel. Our joint venture has an enlarged scope focusing on data flash (Multi Media Card, SD-Card, etc.) and code flash products based on Saifun's proprietary NROM flash technology (NROM is a two-bit flash cell based on charge storage in ONO dielectric).

Other transactions

        In November 2002, we signed contracts with OpTun, Inc. to spin off our R&D unit in the Wavelength Division Multiplexing (WDM) optical component arena, and merge these activities with Optun. The combined company, retaining the name Optun, is targeted at providing Smart WDM solutions and modules to the optical networking systems market. Under the terms of the agreement, we have transferred related intellectual property and patents to the new company, and became a shareholder. We act as a global distributor for OpTun's products. In conjunction with the spin-off/merger transaction, OpTun has been raised a second round of financing, in which we and other investors have participated.

        As described above, through September 2003, we sold substantially all of our shares in ProMOS. The sale of our shares in this joint venture resulted in a pre-tax gain of €60 million in the 2003 financial year.

Infineon Ventures Investments

        Beginning in the 1999 financial year, we initiated a program of minority investments in start-up companies through Infineon Ventures, our venture capital unit. These investments are an important tool for us in accessing innovative new technologies and emerging business opportunities related to our business. Individual investments made through Infineon Ventures typically range in size from €0.5 million to €6 million. We invested a total of €56 million in the 2001 financial year, €13 million in the 2002 financial year and €11 million in the 2003 financial year. Our active portfolio of venture capital investments currently comprises some 33 companies in a wide range of electronics-related areas. We have also made investments in three venture capital funds active in areas related to our business. In order to reflect current market conditions and based on management judgment of the realizable value of each active portfolio company we have included impairments in the amount of €26 million in the 2002 financial year and €22 million in the 2003 financial year.

Employees

        We employed a total of approximately 32,300 employees as of September 30, 2003. For a further description of our workforce by location and function over the past three years, see "Operating and Financial Review—Other Matters—Employees".

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

        The collective bargaining agreements pertain to certain of our non-management employees in Germany (affecting approximately 7,500 employees) the Czech Republic (affecting approximately 1,100 employees) and Austria (affecting approximately 2,600 employees). The agreement in the Czech Republic expires on December 31, 2003. The agreement in Germany is perpetual, but can be terminated by the trade union with a notice of one month prior to December 31, 2003. The agreement in Austria expires on May 1, 2005. The provisions of these agreements generally remain in effect until replaced through a subsequent agreement. Agreements for periods after expiration are to be negotiated with the respective trade unions through a process of collective negotiations.

        During the last three years we have not experienced any major labor disputes resulting in work stoppages. During the recent collective bargaining round, in April 2002, brief "warning" strikes occurred at our facilities in Regensburg and Munich, in which approximately 230 of our employees were involved for approximately 45 minutes.

Legal Matters

Litigation

        Rambus.    On August 7, 2000 and August 8, 2000, Rambus Inc. ("Rambus"), filed separate actions against us in the U.S. and Germany. Rambus alleges that our SDRAM and DDR DRAM products infringe patents owned by Rambus.

        On May 4, 2001 and May 9, 2001, the Federal District Court for the Eastern District of Virginia (the "District Court") dismissed all 57 of Rambus' patent infringement claims against us. In addition, the court found that Rambus committed fraud by its conduct in the JEDEC standard setting organization and awarded damages to us. On January 29, 2003 the U.S. Court of Appeals for the Federal Circuit ("CAFC") revised the District Court's claim construction on 4 claim terms, and remanded the infringement case back to the District Court for a jury trial. The CAFC also reversed the District Court's finding that Rambus had committed fraud by its conduct in JEDEC. We appealed the CAFC's decision unsuccessfully to the U.S. Supreme Court. The retrial in the District Court on the patent infringement claims is in the early stages. We believe we have meritorious defences to the allegations of infringement.

        Court proceedings in the German court began in December 2000 and are still active. An expert report commissioned by the court was rendered in May 2002 but the court has not yet made its decision on the basis of this report. In September 2002, the European Patent Office (EPO) declared that the Rambus patent had been unduly broadened, thus making it easier for us to defend against allegations of direct infringement. Rambus has appealed the EPO's declaration, and the EPO is expected to decide on the appeal following a hearing in February 2004. The Court has scheduled a hearing in the infringement matter for May 2004 subsequent to the then expected decision of the EPO. We believe we have meritorious defenses to the allegations of infringement.

        SDRAM and DDR DRAM products incorporating the technology that is the subject of the Rambus claims currently constitute substantially all of the products of our Memory Products segment. This segment contributed net sales of €2,485 million and earnings before interest and taxes of €31 million during the year ended September 30, 2003. If we were to be enjoined from producing SDRAM and DDR DRAM products, our financial position and results of operations would be materially and adversely affected, since we would have to discontinue the SDRAM and DDR DRAM product lines or enter into a licensing arrangement with Rambus, which could require the payment of substantial licensing fees.

        We currently license certain RDRAM technology from Rambus. Our use of this technology is not in dispute in the proceedings described above.

        U.S. Department of Justice Investigation.    On June 17, 2002, our U.S. subsidiary received a grand jury subpoena from the U.S. District Court for the Northern District of California seeking information regarding an investigation by the Antitrust Division of the Department of Justice (the "DOJ") into possible antitrust violations in the DRAM industry. We are cooperating with the DOJ in its investigation.

        Civil antitrust claims.    Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against us and other DRAM suppliers. Sixteen cases were filed between June 21, 2002 and September 19, 2002 in the following federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from the various DRAM suppliers during a specified time period commencing on or after October 1, 2001. The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys' fees, and an injunction against the allegedly unlawful conduct. On September 26, 2002, the Judicial Panel on Multi-District Litigation held a hearing and subsequently ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated or consolidated pretrial proceedings.

        Eight additional cases were filed between August 2, 2002 and March 11, 2003 in the following California state superior courts: five in San Francisco County, one in Santa Clara County, one in Los Angeles County, and one in Humboldt County. Each of the California state cases purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM during a specified time period commencing December 1, 2001. The complaints allege violations of California's Cartwright Act and Unfair Competition Law and unjust enrichment and seek treble damages in unspecified amounts, restitution, costs, attorneys' fees, and an injunction against the allegedly unlawful conduct. In response to a petition filed by one of the plaintiffs, a judge appointed by the Judicial Council of California subsequently ordered that the then-pending state cases be coordinated for pretrial purposes and recommended that they be transferred to San Francisco County Superior Court for coordinated or consolidated pretrial proceedings.

        European Commission Investigation.    In April 2003, we received a request for information from the European Commission (the "Commission") to enable the Commission to assess the compatibility with the Commission's rules on competition of certain practices of which the Commission has become aware in the European market for DRAM memory products. We are in the process of responding to the Commission in its investigation.

        An adverse final resolution of the Rambus claims, the DOJ or Commission investigations or the civil antitrust claims described above would result in significant financial liability to, and other adverse effects upon, us, which would have a material adverse effect on our business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, we could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on our results of operations or financial condition or cash flows.

Other Matters

        In October 1999, Deutsche Telekom AG notified us of a potential contractual warranty claim in respect of chips supplied by us for Deutsche Telekom calling cards. The claim relates to damages allegedly suffered by Deutsche Telekom as a result of such cards being fraudulently reloaded by third parties. Deutsche Telekom originally alleged damages of approximately €90 million as a result of these activities, reflecting damages suffered and the cost of remedial measures, and sought compensation from both Siemens and ourselves. In September 2001, however, Deutsche Telekom brought an action in the State Court (Landgericht) in Darmstadt, Germany against Siemens alone, and increased the alleged amount of damages to approximately €125 million. Siemens served third party notice on us on December 21, 2001. In 2003 Deutsche Telekom has increased its claim to €150 million. On July 15, 2003, the state court ruled that Deutsche Telekom did not have a valid claim for damages against Siemens and us. Deutsche Telekom has appealed the decision. Should Siemens be found liable, we could be responsible for payments to Siemens in connection with certain indemnifications provided to Siemens at our formation. We have investigated the Deutsche Telekom claim and believe that it is without merit.

        One of our customers notified us on May 18, 2000 that the customer had received a letter from Rambus alleging that one of the components of its product violates Rambus' patents. We supplied this customer with the relevant component, and the customer has requested that we indemnify it for any damages it may incur as a result of Rambus' claims. The customer's notice to us does not specify any figure for such damages. Accordingly, we cannot predict at this time what our exposure, if any, is likely to be if this customer's claim against us is found to be valid.

        On May 7, 2003 ProMOS filed arbitration proceedings against us in Munich under the ICC Arbitration Rules. We had licensed certain DRAM technologies to ProMOS under a license agreement, which we subsequently terminated due to ProMOS' material breach. ProMOS is seeking an affirmative judgment that ProMOS was entitled to terminate the license agreement due to our material breach, but to be allowed to continue to use the licensed technology. ProMOS is also seeking payment of approximately $31 million for DRAM products sold to us. We have denied the alleged material breach and requested the arbitration tribunal to dismiss all of ProMOS' claims. We have also filed counterclaims seeking an affirmative judgment that we were entitled to terminate the license agreement due to a material breach by ProMOS, that ProMOS be required to cease using our DRAM technologies and that we are entitled to damages for the misappropriation of our DRAM technologies in an amount exceeding $31 million. We do not believe that the ultimate resolution of these proceedings will have a material adverse effect on our results of operations or financial condition.

        In late 2002, MOSAID Technologies Inc. alleged that we are violating 11 DRAM-related U.S. patents of MOSAID. In December 2002, we filed an action in the U.S. Federal District Court for the Northern District of California seeking a declaratory judgment that we do not violate such patents. On February 7, 2003, MOSAID filed a counter-suit opposing our motion for declaratory judgment and seeking damages for the alleged patent infringement. On November 3, 2003 MOSAID announced that it has filed an amended counterclaim to add two new patents to its previous claims. This matter is at an early stage. An adverse final resolution could result in significant financial liability to, and other adverse effects upon, us, which would have a material adverse effect on our business, results of operations and financial condition.

        We are subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to our businesses. Based upon information presently known to management, we do not believe that the ultimate resolution of such other pending matters will have a material adverse effect on our financial position, although the final resolution of such matters could have a material adverse effect on our results of operations or cash flows in the year of settlement.

Environmental Protection and Sustainable Management

        Our global Environmental Management System is designed to eliminate or to minimize possible negative impacts of our manufacturing processes on the environment, our employees and third parties. Most of our production sites worldwide are already matrix certified according to EN/ISO 14001. The matrix certification audit of our facilities in Richmond (US) and Cegled (Hungary) will be carried out in the 2004 financial year. We are also planning to integrate in our matrix certificate the production site of SensoNor, a provider of tire pressure and acceleration sensors in Norway, which we acquired in June 2003.

        Environmental protection means not only complying with legal regulations, but also adherence to a continual process of improvement of our products and the operation of our plants and facilities. It also means educating our staff in environmental issues and motivating them to take part in environmental issues. When developing new products or designing our production processes, we attempt to minimize the possible impact of production and activities on the environment. For example, our 0.11-micron process gives us a substantially higher chip output per wafer, compared to our previous 0.14-micron DRAM process, which allows us to save resources.

        Hazardous substances or materials are used in the production of semiconductors. We are implementing a global database to record the chemical substances and compositions that are used in our manufacturing processes. The database will enable us to better assess the risk characteristics of these substances and to avoid harmful effects on our employees and on the environment. At the moment, five production sites utilize this database.

        Most of our processes are carried out in closed loops and systems that eliminate the impact of hazardous substances or materials on our employees' health. We regularly test and monitor employees whose work may expose them to hazardous substances or materials, in order to detect any potential health risks and to take appropriate remedial measures by an early diagnosis. As part of the Environmental Management System, we train our employees in the proper handling of hazardous substances.

        Where we are not able to eliminate adverse environmental impacts entirely, we aim to minimize the impact to an acceptable level. For example, we utilize PFCs (perfluorinated components) as etching agents in the production of semiconductors. As early as 1992, we started to install exhaust air filter systems to reduce PFC emissions. We are signatories to a voluntary declaration by the European Semiconductor Industry that has the goal of reducing overall PFC emissions by 2010 by approximately 10% from the emission level of 1995, calculated in CO2 equivalents. Assuming an annual production volume growth within the semiconductor industry of 15%, that would represent an emission reduction by 2010 of approximately 90% from the 1995 level, calculated in CO2 equivalents.

        Because the damage and loss caused by a fire at a semiconductor facility can be severe, we have constructed and operate our facilities in ways that minimize the specific risks and that enable a quick response if a fire should occur. We expect to continue to invest in fire prevention and response at our facilities.

        In connection with our formation, Siemens retained certain facilities located in the United States and certain related environmental liabilities. Businesses that were contributed to us have conducted operations at some of these facilities and, under applicable law, could be required to contribute to the environmental remediation of these facilities despite the fact that these sites were retained by Siemens. We currently know of no further investigations at these sites. We believe its potential exposure, if any, to liability for remediating the U.S. facilities retained by Siemens is therefore low.

        Because some of our facilities are located close to or shared with those of other companies, including members of the Siemens group, we may need to respond to claims relating to environmental contamination not originating from our own operations.

        We believe that we are in substantial compliance with environmental as well as health and safety laws and regulations. There is, nevertheless, a risk that we may become the subject of environmental, health or safety liabilities or litigation. Environmental health and safety claims or the failure to comply with current or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. Significant financial reserves or additional compliance expenditures could be required in the future due to changes in law or new information regarding environmental conditions or other events, and those expenditures could adversely affect our business or financial condition.

        National legislation enacted pursuant to a recent European Union directive will create significant new obligations regarding the collection, recovery and disposal of electrical and electronic equipment. This directive obligates manufacturers to finance the collection, recovery and disposal of such products at the end of their useful life. Our products constitute electronic equipment under the terms of this directive. The end-of-life obligations may affect us as suppliers to electrical and electronic equipment producers and as producers of electronic equipment. These measures will affect our entire industry. The legislation is in the process of being implemented in all of the EU member states. Because it is not clear how the costs of financing the take-back will be shared between producers, other suppliers and distributors of the affected products, we are not able at this time to estimate the amount of additional costs that we may incur in connection with this legislation.

        Another European directive restricts the use of lead and some types of flame retardant in electronic components beginning in 2006. The majority of our products will be lead-free and halogen-free in 2004. We therefore expect to introduce complying products to the market earlier than required by European Union law.

        On October 29, 2003, the European Commission adopted a proposal for a new European Union regulatory framework for chemicals. The new proposal, called REACH, deals with the registration, evaluation and authorization of chemicals. If approved by the appropriate EU bodies, this proposal will have a considerable impact not only on producers and importers of chemical substances, but also on downstream users like the semiconductor industry. The availability of chemical substances could be reduced in the European Union, which could have a negative impact on our production. We expect to incur significant future costs in connection with this proposal if it is adopted, but we are not currently able to estimate these expenditures.

Real Property

        We own approximately 1.8 million square meters of property at our facilities at Batam (Indonesia), Cegled (Hungary), Dresden (Germany), Munich (Germany), Porto (Portugal), Regensburg (Germany), Richmond (Virginia, USA), Singapore, Trutnov (Czech Republic), Villach (Austria) and Warstein (Germany).

        In addition, we have long-term rental agreements in respect of our premises in Berlin (Germany), Düsseldorf (Germany), Munich (Germany), Bristol (England), Tokyo (Japan), Tel Aviv (Israel), and we also have a number of long-term lease arrangements, including on our premises in Essonnes (France), Malacca (Malaysia), San Jose (California, USA), Raleigh (North Carolina, USA), Singapore, Suzhou (PR China) and Wuxi (PR China). We believe that these properties are rented or leased on ordinary market terms and conditions.

        We plan to enter into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG ("MoTo") to lease an office complex that is to be constructed by MoTo south-east of Munich. The office complex will enable us to centralize our employees, who are currently situated in various locations throughout Munich, in one physical working environment. MoTo is responsible for the construction, which is expected to be completed in mid-2005. We have no obligations with respect to financing MoTo, and have provided no guarantees related to the construction. We expect to occupy under an operating lease arrangement towards mid 2005. We can provide no assurance that this project will be completed.

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

Supervisory Board

        Our supervisory board consists of 16 members. The shareholders, by a majority of the votes cast by the shareholders in a general meeting, elect eight members and the employees elect the remaining eight members. Among the eight employee representatives are one Supervisory Board member from the ranks of the executive employees (Leitende Angestellte), five from the ranks of the employees (excluding executive employees) and two representatives of the trade unions represented in the Infineon group in Germany. All current shareholder representatives on the supervisory board were elected at general shareholders' meetings held on January 19, 2000 and January 22, 2002, except Mr. Kley, who was appointed by a court to replace a retiring member. All of the current employee representatives were appointed by a court pursuant to Section 104 of the German Stock Corporation Act. The employees have called elections for employee members of the supervisory board which are scheduled for mid-December 2003 (election via delegates). The elected members will replace the members appointed by the court immediately following the annual general meeting, which is scheduled for January 20, 2004.

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

        According to German law, the shareholders may determine the term of each shareholder-elected member of the supervisory board. The maximum term of office of shareholder-elected supervisory board members expires at the end of the shareholders' general meeting in which the shareholders discharge the supervisory board members for the fourth financial year after the start of their term as a supervisory board member.

        The present members of our supervisory board, their ages, the year in which their term expires and their principal occupations as of September 30, 2003 are as follows:

Supervisory Board Members

Name	Age	Term expires		Other business activities(4)
Max Dietrich Kley(1)(2)(3) Chairman	63	2005		Member of the supervisory board of BASF AG Additional external positions Member of the supervisory board of Bayerische Hypo- und Vereinsbank AG, Munich

Comparable external positions
Member of the advisory board of
    Schott Glas, Mainz
Member of the board of directors of
    Cazenove Group Plc., London, Great Britain
Member of the board of administration of
				Landesbank Rheinland-Pfalz, Mainz
Alfred Eibl*(1)(3) Deputy Chairman	54	2004	**	Member of the works council Munich Balan-/ St.-Martin-Strasse
Dr. h.c. Martin Kohlhaussen(1) Deputy Chairman	67	2005
Chairman of the supervisory board of Commerzbank AG
Additional external positions
Member of the supervisory boards of:
    Bayer AG, Leverkusen
    Heraeus Holding GmbH, Hanau
    HOCHTIEF AG, Essen
    Schering AG, Berlin
    ThyssenKrupp AG, Dusseldorf
				Verlagsgruppe Georg von Holtzbrinck GmbH, Stuttgart
Ender Beyhan*	35	2004	**	Member of the central works council Member of the works council Munich-Perlach
Johann Dechant*	38	2004	**	Deputy Chairman of the works council Regensburg-West

Dr. Joachim Faber	53	2005
Member of the management board of Allianz AG
Additional external positions
Member of the supervisory board of
    Bayerische Börse, Munich
    Societa Metallurgica Italiana S.p.A., Florence, Italy
Company positions
Chairman of the supervisory boards of:
    Allianz Dresdner Asset Management, Munich
    DBI Dresdner Bank Investment Management
        Kapitalanlagengesellschaft mbH, Frankfurt
    DEGI Deutsche Gesellschaft für Immobilienfonds mbH,
        Frankfurt
    Deutscher Invest Trust Gesellschaft für Wertpapieranlagen
        mbH, Frankfurt
Comparable company positions
Member of the board of administration of
				RASBANK S.p.A., Milan, Italy
Heinz Hawreliuk*	56	2004	**
Head of the company codetermination department of IG Metall
Additional external positions
Member of the supervisory boards of:
    Astrium GmbH, Ottobrunn
    DaimlerChrysler Aerospace AG, Munich
    DaimlerChrysler Luft- und Raumfahrt Holding AG,
        Munich
    Eurocopter Deutschland GmbH, Donauwörth
				Siemens AG, Berlin and Munich
Dr. Stefan Jentzsch	42	2005
Member of the management board of Bayerische Hypo- und Vereinsbank AG
Additional external positions
Member of the supervisory board of
    Deutsche Börse AG, Frankfurt
Company positions
Chairman of the supervisory boards of:
    HVB Alternative Investment AG, Vienna, Austria
    HVB Alternative Financial Products AG, Vienna, Austria
    DAB Bank AG, Munich
Deputy chairman of the supervisory board of
    Vereins- und Westbank AG, Hamburg
Member of the supervisory boards of:
    Bank Austria Creditanstalt AG, Vienna, Austria
    HVB Systems GmbH, Munich
    HVB Info GmbH, Munich
 Comparable company positions
Chairman of the board of administration of
    HVB Wealth Management Holding, Munich
Deputy chairman of the board of administration of
				Bank von Ernst & Cie AG, Bern, Switzerland

Klaus Luschtinetz*	60	2004	**
Chairman of the central works council
Vice Chairman of the works council Munich Balan-/ St.-Martin-Strasse
Comparable external positions
Member of the board of administration of
				Siemens Employees Health Insurance, Munich
Karl Heinz Midunsky(2)(3)	59	2005
Corporate Vice President and Treasurer of Siemens AG
Additional external positions
Member of the supervisory board of
    Hanover Rückversicherungs-AG, Hanover
Company positions
Chairman of the supervisory board of
    Krauss-Maffei Wegmann Verwaltungs-GmbH, Munich
Deputy Chairman of the supervisory boards of:
    Risicom Rückversicherung AG, Grünwald near Munich
    Siemens Dematic AG, Munich
    Siemens VDO Automotive AG, Munich
Member of the supervisory board of
    BSH Bosch und Siemens Hausgeräte GmbH, Munich
Comparable company positions
Member of the board of
    Fujitsu Siemens Computers (Holding) B.V., Amsterdam,
    the Netherlands
Member of the board of administration of
				Siemens Building Technologies AG, Zurich, Switzerland
Wolfgang Müller*	55	2004	**	Director of Organization; IT Industry, IG Metall Bavaria Additional external positions Member of the supervisory board of Siemens AG, Munich
Univ.-Prof. Dr.-Ing. Ingolf Ruge	68	2005		Professor at the Technical University Munich
Michael Ruth*	43	2004	**
Vice President, Business Administration, Secure Mobile Solutions; Representative of senior management
Comparable company positions
Member of the boards of shareholders' representatives of:
    Comneon GmbH&Co. OHG, Nuremberg
    Comneon electronic technology GmbH&Co. OHG, Linz,
        Austria
Member of the advisory board of
    DICE Danube Integrated Circuit Engineering GmbH &
    Co. KG, Linz, Austria
Member of the board of directors of
    Infineon Technologies Wireless Design Denmark A/S,
				Aalborg, Denmark
Gerd Schmidt*(2)	49	2004	**	Deputy Chairman of the central works council Chairman of the works council Regensburg-West

Dr. rer. nat. Martin Winterkorn	56	2005
Chairman of the management board of Audi AG
Member of the management board of Volkswagen AG
Additional external positions
Member of the supervisory boards of:
    Salzgitter AG, Salzgitter
    FC Bayern München AG, Munich
Comparable company positions
Member of the supervisory boards of:
    SEAT S.A., Barcelona, Spain
			Lamborghini Holding S. p. A., Italy
Prof. Dr. Ing. Klaus Wucherer	59	2005
Member of the management board of Siemens AG
Additional external positions
Member of the supervisory board of
    Deutsche Messe AG, Hanover
Company positions
Member of the supervisory board of
    BSH Bosch and Siemens Hausgeräte GmbH, Munich
Comparable company positions
Chairman of the boards of administration of:
    Siemens Ltd., Beijing, PR China
    Siemens E&A, Atlanta, USA
    Siemens K.K., Tokyo, Japan
    Siemens S.A., Lisbon, Portugal
Member of the boards of administration of:
    Eviop-Tempo, Athens, Greece
    Siemens Building Technologies, Zurich, Switzerland
			Siemens Ltd., Mumbai, India
(1)
Member of the Executive Committee.
(2)
Member of the Mediation Committee.
(3)
Member of the Investment, Finance and Audit Committee.
(4)
Lists the principal occupation of the supervisory board member. "Additional external positions" refer to board positions of entities outside of the group of companies where the member has their principal occupation. "Comparable external positions" refer to board positions that are similar but not identical to the additional external positions. "Company positions" refer to board positions of companies within the group of companies where the member has their principal occupation. "Comparable company positions" refer to board positions that are similar but not identical to the company positions.
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

Management Board

        Our management board currently consists of four members. Under the Articles of Association of our company, our supervisory board determines the management board's size, although it must have at least two members.

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

        Our management board has adopted rules of procedure for the management board. Our supervisory board approved these rules and resolved that the following decisions of the management board require the consent of the supervisory board:

  •
  Decisions relating to financial and investment planning, including both budgets and the establishment of limits for financial indebtedness;

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

        The present members of our management board, their ages, the year in which their term expires and their positions as of September 30, 2003 are as follows:

Management Board Members

Name	Age	Term expires	Position and Outside Directorships
Dr. Ulrich Schumacher	45	2008	Chairman, President and Chief Executive Officer Member of the supervisory board of Deutsche Bahn AG, Berlin
Peter Bauer	43	2008	Executive Vice President and Chief Sales and Marketing Officer Member of the supervisory boards of: Siemens VDO Automotive AG, Munich Astron AG, Osterwieck
Peter J. Fischl	57	2008	Executive Vice President and Chief Financial Officer
Dr. Andreas von Zitzewitz	43	2008	Executive Vice President and Chief Operating Officer Member of the supervisory board of Steag Hamatech AG, Sternenfels

        All current members have served in their positions since April 1, 1999, when our company was established as a legal entity.

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

        In addition, Dr. Sönke Mehrgardt served as our Executive Vice President and Chief Technology Officer since the inception of our company in April 1999 until September 30, 2003.

        The members of our management board, individually or in the aggregate, do not own, directly or indirectly, more than one percent of our company's outstanding share capital.

        The business address of each of the members of our management board is Infineon Technologies AG, St.-Martin-Strasse 53, D-81669 Munich, Germany.

Compensation

        Under our articles of association, the annual compensation for each member of the supervisory board is €25,000. The chairman of the supervisory board receives 200% of this amount and each of the deputy chairman and each member of certain committees receive 150% of this amount. The aggregate compensation of the members of our supervisory board for the 2003 financial year was €0.5 million (consisting of fixed components of €0.5 million, variable components of €0 and consideration for other personally rendered services of €0). In addition, all members of the supervisory board receive 1,500 share appreciation rights (Wertsteigerungsrechte) per year, which are granted and may be exercised for cash under the same conditions as options granted under the then current long-term incentive plan.

        During the 2003 financial year, we made the standard annual grant of 1,500 share appreciation rights to each member of our supervisory board, as described above, but did not grant any stock options to the members of our supervisory board.

        The total remuneration of the management board for the 2003 financial year consisted of fixed salary of €2.0 million and 750,000 stock options. The stock options were granted in connection with the 2001 International Long-Term Incentive Plan. The fair value of each stock option at their grant date was €4.45. These options have an exercise price of €8.98 per share; will become exercisable no earlier than November 23, 2004, subject to the condition that the trading price of our ordinary shares on the Frankfurt Stock Exchange will have reached the exercise price on at least one trading day; and will expire on November 15, 2009. During the 2003 financial year a provision was established for variable bonuses of the management board of €4.2 million.

        The total income of the members of our management board consists of the annual target income in cash, stock options and other benefits.

        Of the annual target income:

  •
  40% is fixed and paid out in 12 monthly installments after statutory deductions, and

  •
  60% is annual bonus which is variable and subject to performance. In the 2003 financial year, this bonus was linked to the realization of the "economic value added", which is defined as net income after taxes less capital cost, and was limited as to the range of realization. The bonus is paid out within five months after financial year end.

        Stock options on Infineon Technologies AG shares serve as variable compensation component with a long term incentive as well as risk character.

        Other benefits comprise pension awards, continued remuneration sickness payment and a company car.

        We have entered into service contracts with each of the members of the management board. Pursuant to these contracts, board members are entitled to receive certain transitional payments upon termination of their board membership. These payments generally consist of an amount equal to the respective board member's twelve most recent monthly salary payments plus a lump sum equal to the average bonus, if any, received by the member in each of the last three financial years. If a board member dies subsequent to the termination of membership, the then-outstanding benefits will be paid to such member's heirs. No transitional payments are payable with respect to board members whose membership is terminated for cause or who resign before the age of 60. In addition, board members who are unable to continue to fulfill their duties, including because the supervisory board fails to renew their board membership, or who retire after the age of 60 are entitled to certain pension benefits. The amount of the chairman's monthly pension is equal to 70 percent of his most recent monthly salary. The amounts of the other members' pensions are agreed on an individual basis. A board member's pension may be reduced in certain circumstances, including if the member receives income from certain other occupations or if our economic situation changes so substantially that we cannot reasonably be expected to continue to grant the benefits. Upon a board member's death, benefits may be payable to the deceased's spouse or orphaned children.

        We have not extended any loans to the members of our supervisory or management boards.

Long-Term Incentive Plans

        1999 Share Option Plan.    Under our 1999 Share Option Plan we granted non-transferable share options to members of our management board, directors of subsidiaries and affiliates, managers and key employees.

        As of September 30, 2003, options to purchase an aggregate of 9,518,154 shares were outstanding under the 1999 plan, of which options to purchase 1,302,000 shares were held by members of our management board. The 1999 plan was discontinued and, accordingly, we no longer grant options under that plan.

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

        2001 International Long-Term Incentive Plan.    In April 2001, we adopted the Infineon Technologies AG 2001 International Long-Term Incentive Plan, which we refer to as the 2001 plan. Under the 2001 plan, we have the authority over a five-year period to grant non-transferable share options to members of our management board, to the members of the top management of our subsidiaries, and to other senior level executives and employees with exceptional performance of Infineon Technologies AG and our subsidiaries. We may grant options covering up to 2.5 million shares to members of our management board, 6.3 million shares to members of the top management of our German and foreign subsidiaries, and 42.7 million shares to senior level executives and employees with exceptional performance below management board level of Infineon Technologies AG and below top management level of domestic and foreign subsidiaries. We may not grant options under the 2001 plan covering more than 51.5 million shares in our company in the aggregate. As of September 30, 2003, options to purchase an aggregate of 20,371,330 shares were outstanding under the 2001 plan, of which options to purchase 1,040,000 shares were held by members of our management board.

        Under the 2001 plan, the supervisory board will decide annually within a period of 45 days after publication of the results for the financial year then ended, but no later than two weeks before the end of the quarter, how many options to grant to the management board. During that same period the management board may grant options to other eligible persons. In addition, the 2001 plan provides that options may be granted at specified times throughout the year. Each year up to a maximum of 30% of the plan options may be granted.

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

Employee Share Purchase Program

        We have implemented an employee share purchase program, or ESPP, under which most of our employees (including employees of designated subsidiaries) will be offered the opportunity to purchase our shares at a discount. The ESPP is administered by a committee of our management board. The committee has broad discretion to determine the terms upon which our shares will be offered under the ESPP. For example, the committee may determine the timing and length of offering periods, the total number of shares to be made available in any offering period, the number of shares that may be purchased by any participating employee and the discount, if any, that will be offered to participating employees. It is generally contemplated that our shares will be offered to employees at a discount of 15% from the then current market price of our company's shares on the Frankfurt Stock Exchange. The terms of the ESPP, as implemented in each of the countries in which there are participating employees, will vary to some extent to comply with local laws and regulations. We expect that there would be offerings under the ESPP in each financial year, but in the 2003 financial year no offering was made.

        Employees of any of our participating U.S. subsidiaries who purchase shares under the ESPP will receive ADSs. A separate plan intended to qualify as an "employee stock purchase plan" under Section 423 of the United States Internal Revenue Code of 1986 applies to the employees of our United States subsidiaries. The purchase price for shares offered to U.S. employees under this plan will not be lower than 85% of the closing price of our ADSs on the New York Stock Exchange on the first or the last day of the relevant offering period, whichever is lower.

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

        A total of 3 million shares were reserved for issuance under the ESPP. Employees who purchase shares under the ESPP may not transfer those shares for a period of time to be determined by the committee prior to each offering period. We issued 355,460 shares under the ESPP in the 2002 financial year. There was no plan offering during the 2003 financial year.

PRINCIPAL SHAREHOLDERS

        The following table shows the beneficial ownership, as of September 30, 2003, of our company's share capital by (1) the principal shareholders (each person or entity who owns beneficially 5% or more of our shares) and (2) the members of our management board and supervisory board, each as a group. We are not directly or indirectly owned or controlled by any foreign government.

	Shares owned
	Number	Percent
Wachovia Trust Company, National Association(1)(2)	200,000,000	27.7
Siemens Nederland N.V.(2)(3)	86,292,363	12.0
Capital Group Companies, Inc.	36,534,489	5.1
Members of the management board as a group	*	*
Members of the supervisory board as a group	*	*
(1)
Wachovia Trust Company, National Association (formerly known as First Union Trust Company, National Association), an indirect subsidiary of Wachovia Corporation, reports that it holds such shares as trustee under a trust agreement between it and Siemens AG. In a schedule 13G filed by Wachovia Corporation with the SEC, Wachovia Corporation states that under the trust agreement Wachovia Trust Company has been granted the exclusive power to vote the shares that it holds but that it has also agreed to refrain from voting such shares. It also reports that Siemens AG has retained the economic rights of ownership of such shares, including the right to receive any dividends paid on such shares and the exclusive right to direct Wachovia Trust Trust Company to sell such shares. Because Siemens AG owns the economic rights attaching to such shares, Siemens AG may be deemed to be a beneficial owner of such shares for purposes of the U.S. federal securities laws. We understand that Siemens AG disclaims beneficial ownership of such shares for purposes of the U.S. federal securities laws.

(2)
Siemens AG may be deemed the beneficial owner, for purposes of the U.S. federal securities laws, of an aggregate of 286,292,363 shares of our company, or 39.7% of our company's shares, listed as being owned by Wachovia Trust Company and Siemens Nederland N.V., due to its ability to direct the voting and/or disposition of such shares. See Notes (1) and (3).

(3)
Siemens Nederland N.V. is a wholly-owned subsidiary of Siemens AG, and Siemens AG may be deemed to beneficially own all of the shares owned by Siemens Nederland N.V.

*
Represent less than one percent of our outstanding share capital.

        None of the members of either our management board or supervisory board owns, directly or indirectly, more than one percent of our company's outstanding share capital.

        In August 2000, Siemens Nederland N.V. issued 25,000 bonds with a nominal value of €100,000 each, each of which is exchangeable at the option of the holders thereof into 1,000 of our company's shares at an exchange price of €100 per share. The exchange feature may be exercised on any business day during the exchange period, which commenced on August 10, 2001 and ends on July 27, 2005 or, in the event of early redemption by the issuer on and including the fourth business day immediately preceding the day fixed for such early redemption.

        Under German law, any person or group of persons that holds more than 25% of the shares in our company represented at a shareholders' general meeting would be in a position to block shareholder action on a variety of matters, including the exclusion of preemptive rights in a capital increase, or any capital decrease, merger, consolidation, spin-off, sale or other transfer of all or substantially all of our assets, a change in the corporate form or business purpose of our company or the dissolution of our company.

        Siemens AG has the right to direct the voting of 12.0% of our company's shares held by its subsidiary Siemens Nederland N.V. However, because 27.7% of our company's shares are currently held in a non-voting trust, the shares held by Siemens Nederland N.V. represent 16.6% of the shares that may be voted at any general shareholders' meeting of our company. This no longer gives Siemens AG the blocking powers, described in the preceding paragraph, that it would have as the holder of 25% of the shares of our company represented at a shareholders' general meeting.

        The business address of Wachovia Trust Company, National Association, is One Wachovia Center, 301 S. College Street, Charlotte, North Carolina, 28288-0137, USA. The business address of Siemens Nederland N.V. is Prinses Beatrixlaan 26, 2595 AL, The Hague, The Netherlands. The business address of Siemens AG is Wittelsbacherplatz 2, D-80333 München, Germany. The business address of The Capital Group Companies, Inc. is 333 South Hope Street, Los Angeles, California, 90071, USA.

        To our knowledge, as of September 30, 2003, there were outstanding approximately 28,692,100 of our American Depositary Shares (representing an equivalent number of our ordinary shares), which represented approximately 4% of our issued and outstanding share capital, and there were approximately 163 holders of record of our American Depositary Shares.

TRANSACTIONS AND RELATIONSHIP BETWEEN INFINEON AND THE SIEMENS GROUP

Formation and Control

        In November 1998, Siemens announced its intention to covert its semiconductor activities into a separate legal entity—Infineon—and its plans for the initial public offering and listing of our shares. In March 2000, as part of our initial public offering, Siemens' affiliate, Siemens Nederland N.V., sold 173,475,000 of our shares.

        Siemens and Siemens Nederland N.V. have stated on a number of occasions that they intend to reduce their ownership stake and/or voting interest in our company as and when business and market conditions permit. Siemens and Siemens Nederland N.V. have in the past taken several steps to reduce their holdings of our company's shares. First, in July 2000, Siemens Nederland N.V. issued bonds exchangeable into 25 million of our company's shares. The current exchange price of these bonds is €100 per share, with the exchange period commencing on August 10, 2001. Second, in April 2001, Siemens transferred 93,825,225 of our company's shares to the Siemens Pension Trust e.V., which we understand was done in order to rebalance the trust's net asset value in light of increased obligations resulting from Siemens' acquisition of Mannesmann ATECS AG. According to a notice, dated March 20, 2003, given by the Siemens Pension Trust e.V. to us, all these shares were sold prior to March 18, 2003.

        In December 2001, Siemens transferred 200,000,000 of our shares to the (then) First Union Trust Company, National Association, as trustee under a trust agreement between it and Siemens. In a schedule 13G filed by First Union with the SEC, First Union states that under the trust agreement it has been granted the exclusive power to vote the shares that it holds but that it has also agreed to refrain from voting such shares. It also reports that Siemens has retained the economic rights of ownership of such shares, including the right to receive any dividends paid on such shares and the exclusive right to direct First Union to sell such shares. Upon completion of transfer of the shares to First Union, Siemens announced that it would no longer consolidate our company's financial results for purposes of its own financial reporting. Subsequently, the First Union Trust Company changed its name to Wachovia Trust Company.

        Subsequently, Siemens Nederland N.V. has sold more of our shares into the open market and may continue to do so without giving prior notice. We will only obtain knowledge of such disposal if Siemens informs us or the general public of such transactions.

        We understand that Siemens and Siemens Nederland N.V. continually consider further measures to reduce their ownership stake in our company. Among other things, Siemens has received authorization from its shareholders to offer shares of our company in exchange for shares of Siemens as a means for Siemens to repurchase its own shares. Siemens has to date not provided any indication of the timing of any such exchange program, nor has it specified the total number of our company's shares that it might make available to holders of Siemens shares in such an exchange program.

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

        We have granted to Siemens and Siemens Nederland N.V. certain rights to have our company's shares that they own registered for resale under the Securities Act. We have agreed to indemnify

Siemens against certain liabilities that might arise in connection with such a registration, including certain liabilities under the Securities Act.

Services

        We historically relied on the Siemens group to provide us with a wide range of administrative, financial, information technology and other services. The Siemens group continues to provide some of these services on the basis of IT framework agreements and individual service agreements. The IT framework agreements specify the general framework conditions for the separation of IT/voice networks and resources, the joint running of a firewall system and the security requirements for access to purchased services. Each of these services (including payroll, travel management, export control, patent administration and library services) are then purchased on the basis of individual service agreements, with no access to Siemens' internal data. We believe all services from the Siemens group companies are purchased at market prices and on arms'-length terms and conditions.

        The Siemens group also provides office equipment and leases real estate to us.

        During the 2003 financial year, purchased services from Siemens include information technology services of €96 million, facility rental of €48 million, and administrative services of €85 million.

Sales

        The Siemens group is our largest customer. In the 2001, 2002 and 2003 financial years, 14%, 12% and 13%, respectively, of our net sales resulted from direct sales to the Siemens group. An additional 2%, 2% and 1%, respectively, of our net sales in each of the three years resulted from sales through the Siemens group's sales organization for resale to third parties. We believe that these transactions are on terms no less favorable to us than we could obtain from third parties.

        More details about our sales through Siemens' sales organization can be found under "Operating and Financial Review—Results of Operations" and more details about our sales generally can be found under "Business—Customers, Sales and Marketing—Sales and Marketing".

Non-competition

        Siemens has entered into a non-competition agreement with us. Under this agreement, Siemens has agreed that no member of the Siemens group will engage in or carry out any research or development, production or distribution of semiconductor devices or license or sublicense any of our patents to any party for use in research or development, production or distribution of semiconductor devices. The agreement is subject to certain exceptions relating to such matters as application-specific semiconductor devices designed specifically for use in or in connection with Siemens group products, spare parts for those products, and the application in equipment and systems of circuitry of Dual Use Patents, as well as to various de minimis exceptions.

        These general non-competition restrictions will remain in force until March 13, 2004. After that time, should it ever decide to re-enter the semiconductor business, Siemens could use these patent rights to compete against us.

Patent Cross-License Agreement

        We have entered into a patent cross-license agreement with Siemens that grants Siemens the right to use our patents and grants us the right to use Siemens' patents. This agreement is described under "Business—Intellectual Property".

Divestiture

        Pursuant to an agreement reached between us and Osram GmbH ("Osram"), a Siemens subsidiary, we transitioned all of our opto-electronic activities to Osram as of March 31, 2003. The agreement provides for the transfer of all customer relationships and related backlog, the cancellation of our opto-electronic distribution agreements, as well as providing us with certain rights of return related to unsold inventory as of March 31, 2003. We did not incur a loss on the discontinuation of our opto-electronic business.

Acquisition

        On October 8, 2003, we announced that we have agreed to purchase assets, assume certain liabilities and take over other parts of the Protocol Software operations of Siemens, in exchange for €13 million and the employment of approximately 145 of Siemens' mobile communication software engineers. In addition, we entered into a license agreement and amended our product supply agreement with Siemens. The finalization of these transactions is subject to a variety of conditions prior to closing.

ARTICLES OF ASSOCIATION

        This section summarizes the material rights of holders of the shares of our company under German law and the material provisions of the Articles of Association of our company. This description is only a summary and does not describe everything that the Articles of Association contain. Copies of the Articles of Association are publicly available at our website, www.infineon.com, and from the Commercial Register in Munich, and an English translation has been filed with the Securities and Exchange Commission in the United States.

Share Capital

        The issued share capital of our company consists of €1,441,761,208 divided into 720,880,604 individual shares in registered form with a notional value of €2.00 each. According to German law, our individual shares do not have a par value but they do have a notional value that can be determined by dividing the share capital amount by the number of shares. Since our formation, changes in our share capital have been as follows:

  •
  At our formation, our share capital consisted of €400,000,000, represented by 200,000,000 shares.

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

  •
  In July 2001, we increased our share capital by €120,000,000 by issuing 60,000,000 shares (with full dividend entitlement for the 2001 financial year) in our secondary public offering.

  •
  On August 8, 2001, we increased our share capital by €12,746,870 against a contribution in kind by issuing 6,373,435 shares with full dividend entitlement for the 2001 financial year in connection with our acquisition of Catamaran Communications, Inc. After the execution of the capital increase, our company's share capital consisted of €1,386,050,288.

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

        The Articles of Association of our company authorize the management board to increase the share capital with the supervisory board's consent. The management board may use these authorizations to issue new shares in one or more tranches:

  •
  in an aggregate nominal amount of up to €119 million to issue shares to employees of the Infineon group companies (in which case preemptive rights of the existing shareholders are excluded) until March 31, 2004; or

  •
  in an aggregate nominal amount of up to €295 million to issue shares for cash (in which case preemptive rights of existing shareholders may be excluded under certain circumstances by the management board with the consent of the supervisory board) or in exchange for contributions in kind (in which case preemptive rights of the existing shareholders may be excluded by the management board with the consent of the supervisory board) until January 21, 2007.

Conditional Capital

        Our company also has conditional capital in an aggregate nominal amount of €96 million that may be used to issue up to 48 million new registered shares in connection with our 1999 and our 2001 long-term incentive plans and additional conditional capital in an aggregate nominal amount of €29 million that may be used to issue up to 14.5 million new registered shares in connection with our 2001 long-term incentive plan. These shares will have dividend rights from the beginning of the financial year in which they are issued.

        Our company also has conditional capital in an aggregate nominal amount of €50 million that may be used to issue up to 25 million new registered shares upon conversion of debt securities issued in

February 2002. These shares will have dividend rights from the beginning of the financial year in which they are issued.

        Our company also has conditional capital in an aggregate nominal amount of €350 million that may be used to issue up to 175 million new registered shares upon conversion of debt securities, which we may issue at any time prior to January 2007. Of these 175 million shares, 68.4 million have been reserved for issue upon conversion of debt securities we have issued in June 2003. All these shares will have dividend rights from the beginning of the financial year in which they are issued.

Preemptive Rights

        Under the German Stock Corporation Act, an existing shareholder in a stock corporation has a preferential right to subscribe for issues of new shares by that corporation in proportion to the number of shares he holds in the corporation's existing share capital. These rights do not apply to shares issued out of conditional capital. Preemptive rights also apply to securities that may be converted into shares, securities with warrants, profit-sharing certificates and securities with dividend rights. The German Stock Corporation Act only allows the exclusion of this preferential right in limited circumstances. At least three fourths of the share capital represented at the relevant shareholders' meeting must vote for exclusion. In addition to approval by the shareholders, the exclusion of preemptive rights requires a justification. The justification must be based on the principle that the interest of the company in excluding preemptive rights outweighs the shareholders' interest in their preemptive rights.

        Preemptive rights resulting from a capital increase may generally be transferred and may be traded on any of the German stock exchanges upon which our shares are traded for a limited number of days prior to the final date on which the preemptive rights may be exercised.

Shareholders' Meetings and Voting Rights

        A general meeting of the shareholders of our company may be called by the management board or the supervisory board. Shareholders holding in the aggregate at least 5% of our issued share capital may also require the management board to call a meeting. The annual general meeting must take place within the first eight months of the financial year. The management board calls this meeting upon the receipt of the supervisory board's report on the annual financial statements.

        Under German law and the Articles of Association of our company, our company must publish notices of shareholder meetings in the German Federal Gazette (Bundesanzeiger) at least one month before the last day on which the shareholders must notify our company that they intend to attend the meeting.

        A shareholder or group of shareholders holding a minimum of either 5% of the share capital of our company or shares representing at least €500,000 of its registered capital may require that additional or modified proposals be made at our shareholders' general meeting.

        Shareholders who are registered in the share register may participate in and vote at the shareholders' general meeting. A notice by a shareholder of his intention to attend a shareholders' general meeting must be given to our company at least six days (or a shorter period, if so determined by management) before the meeting, not counting the day of notice and the day of the meeting. Following receipt of a notice of this type, our company will not enter a transfer of the related shares in the share register until after the conclusion of the shareholders' general meeting. In certain cases, a shareholder can be prevented from exercising his voting rights. This would be the case, for instance, for resolutions on the waiver or assertion of a claim by our company against the shareholder.

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

Disclosure Requirement

        The German Securities Trading Act requires each person whose shareholding reaches, exceeds or, after exceeding, falls below the 5%, 10%, 25%, 50% or 75% voting rights thresholds of a listed corporation to notify the corporation and the German Federal Supervisory Authority for Financial Services in writing within seven calendar days after they have reached, exceeded or fallen below such a threshold. In their notification, they must also state the number of shares they hold. Such holders cannot exercise any rights associated with those shares until they have satisfied this disclosure requirement. In addition, the German Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the exercise of the voting rights attached to those shares.

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

Registration of the Company with Commercial Register

        Our company was entered into the commercial register of Munich, Germany, as a stock corporation on July 14, 1999 under the number HRB 126492.

ADDITIONAL INFORMATION

ORGANIZATIONAL STRUCTURE

        The following table shows information relating to those of our subsidiaries that either had a book value representing at least 10% of our equity on either a consolidated or non-consolidated basis at September 30, 2003 or contributed at least 10% of our net loss on either a consolidated or non-consolidated basis during our 2003 financial year:

Principal Subsidiaries as of September 30, 2003(1)

Corporate name, registered office	Field of activity	Subscribed capital	Equity Participation		Book value of shares held	Reserves(2)	Profit/loss in FY 2003	Revenues from shares held in FY 2003		Receivables/ Liabilities of Infineon Technologies AG from/due to Subsidiaries
		(€ in millions)	(in %)		(€ in millions)	(€ in millions)	(€ in millions)	(€ in millions)		(€ in millions)
Infineon Technologies Dresden GmbH & Co. OHG, Dresden, Germany	Production	736	100	(3)	736	(251)	18	0		101
Infineon Technologies Holding B.V., Rotterdam, The Netherlands	Holding	1	100	(3)(4)	3,792	3,711	89	248	(6)	(2,557)
Infineon Technologies Holding North America Inc., Wilmington, Delaware, USA	Holding	0	100	(5)	625	611	2	0		0
Infineon Technologies Catamaran, Inc. Wilmington, Delaware, USA	Research & Development	14	100	(8)	318	166	(71)	0		(2)
Infineon Technologies Austria AG, Villach, Austria	Production	17	100	(5)	878	865	46	0		(28)
Infineon Technologies Asia Pacific Pte. Ltd., Singapore	Production	52	100	(5)	583	65	53	36	(7)	210
(1)
According to U.S. GAAP.

(2)
The book value for the legal entity (includes additional paid-in capital, retained earnings and accumulated other comprehensive income).

(3)
Held by Infineon Technologies AG, Munich, Germany.

(4)
Share capital outstanding €4 million.

(5)
Held by Infineon Technologies Holding B.V., Rotterdam, The Netherlands.

(6)
Dividend paid to Infineon Technologies AG, Munich, Germany.

(7)
Dividend paid to Infineon Technologies Holding B.V., Rotterdam, The Netherlands.

(8)
Held by Infineon Technologies North America Corp., USA.

DIVIDEND POLICY

        Under German company law (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent, Infineon Technologies AG, as determined in accordance with the HGB, the German Commercial Code. All dividends must be approved by shareholders. The ordinary shareholders meeting held in January 2003 did not authorize a dividend. No dividend will be proposed by management to shareholders for the 2003 financial year. Subject to market conditions, we intend to retain future earnings for investment in the development and expansion of our business.

MARKET INFORMATION

General

        The principal trading market for our company's shares is the Frankfurt Stock Exchange. Options on the shares trade on the German options exchange (Eurex Deutschland) and other exchanges. All of our company's shares are in registered form. ADSs, each representing one share, are listed on the New York Stock Exchange and trade under the symbol IFX. The depositary for the ADSs is JPMorgan Chase.

Trading on the Frankfurt Stock Exchange

        Deutsche Börse AG operates the Frankfurt Stock Exchange. Securities listed on the Frankfurt Stock Exchange generally trade in the auction market, but also change hands in interbank dealer markets. Publicly commissioned stockbrokers who are members of the Frankfurt Stock Exchange, but who do not as a rule deal with the public, note prices, which are determined by out-cry. The prices of actively traded securities, including the shares of large corporations, are continuously quoted during trading hours. For all securities, a fixed price (Einheitskurs) is established at approximately midday on each day the Frankfurt Stock Exchange is open for business. Deutsche Börse publishes an official daily list of quotations containing the fixed prices for all traded securities. The list is available on the internet at http:/ /www.deutsche-boerse.com under the heading "Information Services". Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra system) settle on the second business day following the trade. Transactions off the Frankfurt Stock Exchange (such as, for example, large trades or transactions in which one of the parties is foreign) generally also settle on the second business day following the trade, although a different period may be agreed to by the parties. Under standard terms and conditions for securities transactions employed by German banks, customers' orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary. The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public. The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) monitors trading activities on the German stock exchanges.

        Our company's shares have traded on the Frankfurt Stock Exchange since March 13, 2000. The table below sets forth, for the periods indicated, the high and low closing sales prices for our company's shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra trading system:

	Price per share
	High	Low
Financial year ended September 30, 2000 (from March 13)	€92.50	€51.56
Financial year ended September 30, 2001	56.42	12.21
Financial year ended September 30, 2002	29.11	5.61
Financial year ended September 30, 2003	13.79	5.34
October 2001 through December 2001	28.24	12.65
January 2002 through March 2002	29.11	22.85
April 2002 through June 2002	25.02	14.61
July 2002 through September 30, 2002	17.50	5.61
October 2002 through December 2002	11.71	5.34
January 2003 through March 2003	8.56	5.55
April 2003 through June 2003	9.04	6.24
July 2003 through September 30, 2003	13.79	8.20
April 2003	7.53	6.24
May 2003	7.61	6.33
June 2003	9.04	7.85
July 2003	11.53	8.20
August 2003	13.34	10.26
September 2003	13.79	11.22

        On November 19, 2003, the closing sales price per share on the Frankfurt Stock Exchange, as reported by the Xetra trading system, was €11.82, equivalent to $14.08 per share (translated at the noon buying rate on November 19, 2003).

Trading on the New York Stock Exchange

        ADSs representing our company's shares have traded on the New York Stock Exchange since March 13, 2000. The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the New York Stock Exchange:

	Price per ADS
	High	Low
Financial year ended September 30, 2000 (from March 13)	$87.31	$47.44
Financial year ended September 30, 2001	48.75	11.07
Financial year ended September 30, 2002	25.57	5.70
Financial year ended September 30, 2003	15.35	5.25
October 2001 through December 2001	25.57	11.51
January 2002 through March 2002	25.24	19.83
April 2002 through June 2002	22.83	14.20
July 2002 through September 30, 2002	17.31	5.70
October 2002 through December 2002	11.58	5.25
January 2003 through March 2003	9.08	6.08
April 2003 through June 2003	10.83	6.85
July 2003 through September 30, 2003	15.35	9.75
April 2003	8.38	6.85
May 2003	8.96	7.40
June 2003	10.83	9.31
July 2003	13.18	9.75
August 2003	14.70	11.50
September 2003	15.35	12.89

        On November 19, 2003, the closing sales price per ADS on the New York Stock Exchange was $14.05.

EXCHANGE RATES

        Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of shares or ADSs on conversion of dividends, if any, paid in euro on the shares and will affect the U.S. dollar price of the ADSs on the New York Stock Exchange. In addition, to enable you to ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows the average exchange rates of U.S. dollars per euro for the periods shown. The annual average rate is computed by using the Federal Reserve noon buying rate for the euro on the last business day of each month during the period indicated.

Annual average exchange rates of the U.S. dollar per euro

Financial year ended September 30,	Average
1999	1.0954
2000	0.9564
2001	0.8886
2002	0.9192
2003	1.0839

        The table below shows the high and low Federal Reserve noon buying rates for euro in U.S. dollars per euro for each month from April 2003 through September 2003:

Recent high and low exchange rates of the U.S. dollar per euro

	High	Low
April 2003	1.1142	1.0589
May 2003	1.1918	1.1195
June 2003	1.1858	1.1439
July 2003	1.1556	1.1162
August 2003	1.1390	1.0822
September 2003	1.1707	1.0816

        The noon buying rate on September 30, 2003 was €1.00 = $1.165.

USE OF PROCEEDS

        In July 2001, we completed a secondary public offering of 60 million of our ordinary shares in Germany and the United States, in conjunction with private offerings to institutions elsewhere. The shares sold in the U.S. portion of that offering were registered under the U.S. Securities Act of 1933 on a Registration Statement on Form F-3 (registration number 333-13590).

        The net proceeds to us from the July 2001 offering, after deduction of expenses, totaled approximately €1.48 billion. In the 2003 financial year, we used €850 million of these proceeds to fund the development of our 300-millimeter (principally in Dresden) and other manufacturing facilities, as well as to repay short-term debt, to fund working capital needs and for other corporate purposes. As of the end of the 2003 financial year, we had used all of the proceeds of this offering.

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

Taxation of the Company

        In principle, since January 1, 2001, German corporations are subject to corporate income tax at a rate of 25%. This tax rate applies irrespective of whether profits are distributed or retained. Solidarity surcharge of 5.5% is levied on the assessed corporate income tax liability, so that the combined effective tax burden of corporate income tax and solidarity surcharge is 26.375%. For corporations which, like us, have a financial year which is not the calendar year, the new law applies only with effect of the first day of the financial year 2001/2002, i.e. in our case, from October 1, 2001. The following analysis assumes that our financial year will not be changed. Certain foreign source income is exempt from corporate income tax. In principle and in most cases, since October 1, 2002, any dividends received by us and capital gains realized by us on the sale of shares in other corporations will also be exempt from corporate income tax.

        In addition, German corporations are subject to a profit-based trade tax, the exact amount of which depends on the municipality in which the corporation conducts its business. Trade tax is a deductible item in calculating the corporation's tax base for corporate income and trade tax purposes.

        On September 19, 2002, the German government enacted new tax legislation which increases the corporate statutory tax rate from 25% to 26.5%, and which is applicable only for our financial year ended September 30, 2003. The legislation was enacted to provide assistance to flood victims in Germany.

        Income earned prior to October 1, 2001 is still subject to corporate income tax at a rate of 40% if the income is retained and 30% if the income is distributed, and subject in each case, to a solidarity surcharge. Exemptions apply to certain foreign-source income, to dividends received as distributions out of tax-exempt foreign-source income and distributions treated as repayment of paid-in capital for tax purposes. German shareholders (shareholders resident in Germany and foreign shareholders holding the shares as business assets of a permanent establishment or a fixed base in Germany) are in principle entitled to a refundable tax credit in the amount of 3/7 of the gross amount (before dividend withholding tax) of dividends received in distribution of income that has been subject to corporate income tax. This tax credit also reduces the basis for the solidarity surcharge on the German taxpayer's personal or corporate income tax liability. The credit or refund is not available to Non-German Shareholders.

        Upon any ordinary dividend distribution in the time from September 30, 2002 until April 11, 2003 and after January 1, 2006 paid out of income that has been subject to corporate income tax before October 1, 2001, we will receive in principle a reduction of our corporate income tax in the amount of 1/6 of the declared dividend for the tax year in which the dividend is distributed. If the dividend is paid between April 11, 2003 and January 1, 2006 there will be no reduction of our corporate income tax. As a result, the corporate income tax burden on income which was taxed in accordance with the previous law is reduced for a dividend paid before April 11, 2003 and after January 1, 2006 to 30% (plus solidarity surcharge) upon distribution, but otherwise it remains 40%. After the end of the financial year 2019/2020, no such tax reduction will be provided. If certain tax-exempt income earned before October 1, 2001 is distributed during the financial years 2002/2003 to 2019/2020 we will be taxed at a rate of 30% (plus solidarity surcharge) on such income.

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

        Capital gains from the sale of shares received by a corporation are exempt from corporation income tax under German domestic law.

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

United States Taxation

        The following discussion is a summary of the material United States federal tax consequences of the purchase, ownership and disposition of shares or ADSs. This summary addresses only U.S. Holders (as defined below) that hold shares or ADSs as capital assets for United States federal income tax purposes and that use the U.S. dollar as their functional currency.

        As used in this document, the term "U.S. Holder" means a beneficial owner of shares or ADSs that is for United States federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, or other entity taxable as a corporation, formed under the laws of the United States or any state thereof or the District of Columbia; or

  •
  an estate or trust, the income of which is subject to United States federal income taxation regardless of its source.

        The tax consequences to a partner in a partnership holding shares or ADSs will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds shares or ADSs, you are urged to consult your own tax adviser regarding the specific tax consequences of the purchase, ownership and disposition by the partnership of shares or ADSs.

        The following summary is of a general nature and does not address all of the tax consequences that may be relevant to you if you are a member of a special class of holders, some of which may be subject to special rules, such as banks or other financial institutions, insurance companies, regulated investment companies, securities brokers-dealers, traders in securities that elect to use a mark-to-market method of accounting for security holdings, persons who are owners of an interest in a partnership or other pass-through entity that is a holder of shares or ADSs, tax-exempt entities, holders owning directly, indirectly or by attribution 10% or more of our voting shares, persons holding shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction or other integrated investment, persons who receive shares or ADSs as compensation, or persons who are resident in Germany for German tax purposes, hold the shares or ADSs in connection with the conduct of business through a permanent establishment in Germany, or perform personal services through a fixed base in Germany. In addition, this summary does not discuss the tax consequences of the exchange or other disposition of foreign currency in connection with the purchase or disposition of shares or ADSs.

        This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the Treaty, all as currently in effect and all subject to change at any time, possibly with retroactive effect, or to different interpretation. There can be no assurance that the U.S. Internal Revenue Service (the "IRS") will not challenge one or more of the tax consequences described in this summary, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of the purchase, ownership or disposition of shares or ADSs. In addition, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

        In general, and taking into account the earlier assumptions, for United States federal tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

        The summary of United States federal tax consequences set forth below is for general information only. You should consult your own tax adviser as to the particular tax consequences to you of purchasing, owning and disposing of the shares or ADSs, including the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

Taxation of Dividends

        You will be required to include in gross income as dividend income the amount of any distributions (including constructive distributions) paid on the shares or ADSs (including any German taxes withheld from the amount received) on the date such distribution is includable in your income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Subject to the discussion below under the heading "Recent United States Tax Law Changes," dividend income is generally taxed as ordinary income. Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in the shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from the sale or exchange of the shares or ADSs. Dividends paid on the shares or ADSs generally will not qualify for the dividends-received deduction available to corporations. Dividends paid in foreign currency will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate on the date the dividends are includable in your income. If the foreign currency received as a dividend is not converted into U.S. dollars on the date that the dividends are includable in your income, any gain or loss realized on a subsequent conversion or other disposition will be treated as ordinary income or loss.

        Generally, you will have the option of claiming the amount of German tax withheld at source on distributions to you as either a deduction from adjusted gross income or as a dollar-for-dollar credit against your United States federal income tax liability. If you elect to claim a credit for such taxes, the election will be binding for all foreign taxes paid or accrued by you for such taxable year. If you claim the standard deduction rather than itemized deductions, you may not claim a deduction for foreign taxes withheld, but may claim such amount as a credit against your United States federal income tax liability. The U.S. foreign tax credit in any taxable year may not offset more than 90% of your liability for U.S. individual or corporate alternative minimum tax.

        Dividends paid by us generally will be treated as foreign source income and likely will constitute "passive" or "financial services" income for foreign tax credit purposes. The amount of foreign income taxes for which a U.S. Holder may claim a credit in any year is subject to complex limitations and restrictions that must be determined on an individual basis by each U.S. Holder. You should consult your own tax adviser with regard to the availability of a U.S. foreign tax credit and the application of the U.S. foreign tax credit limitations to your particular situation.

Recent United States Tax Law Changes

        Recent U.S. tax legislation has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on various items of income. Under the Jobs and Growth Tax Reconciliation Act of 2003 (the "2003 Act"), the marginal tax rates applicable to ordinary income generally have been lowered with effect from January 1, 2003. Furthermore, "qualified dividend income" received by individuals in taxable years beginning after December 31, 2002 and before January 1, 2009, generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher tax rates generally applicable to items of ordinary income) provided certain holding period requirements are met. For this purpose, "qualified dividend income" generally includes dividends paid on shares in U.S. corporations as well as dividends paid on shares in certain non-U.S. corporations if, among other things: (i) the shares of the non-U.S. corporation (including ADSs backed by such shares) are readily tradable on an established securities market in the United States; or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (a "qualifying treaty"). ADSs backed by our shares are readily tradable on an established securities market in the United States. In addition, the Treaty is a qualifying treaty. Accordingly, we believe that dividends paid by us with respect to shares or ADSs should constitute "qualified dividend income" for United States federal income tax purposes and that U.S. Holders who are individuals (as well as certain trusts and estates) should be entitled to the reduced rates of tax, as applicable. However, the precise extent to which dividends paid by non-U.S. corporations will constitute "qualified dividend income" and the effect of such status on the ability of taxpayers to utilize associated foreign tax credits is not entirely clear at present. It is anticipated that there will be administrative pronouncements concerning these provisions in the future. In the meantime, you are urged to consult your own tax adviser regarding the impact of the provisions of the 2003 Act on your particular situation, including related restrictions and special rules.

Taxation of Capital Gains

        If you are a U.S. Holder and sell or otherwise dispose of your shares or ADSs, you will recognize gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your adjusted tax basis, determined in U.S. dollars, in your shares or ADSs. Such gain or loss will generally be capital gain or loss. Capital gain of a non-corporate U.S. Holder is generally taxed at a maximum rate of 15% for property held more than one year. Capital gain on the sale of shares or ADSs held for one year or less will be treated as short-term capital gain and taxed as ordinary income at the U.S. Holder's marginal income tax rate. Capital losses may only be used to offset capital gains, except that U.S. individuals may deduct up to $3,000 of net capital losses against ordinary income.

United States Information Reporting and Backup Withholding

        Dividend payments with respect to shares and proceeds from the sale, exchange or redemption of shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will generally not apply to you, however, if you furnish a correct taxpayer identification number or certificate of foreign status and make any other required certification, or if you are otherwise exempt from backup withholding. If you are required to establish your exempt status, you generally must provide such certification on IRS Form W-9 in the case of U.S. persons and on the appropriate IRS Form W-8 in the case of non-U.S. persons.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

United States Gift and Estate Tax

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

EXCHANGE CONTROLS AND
LIMITATIONS AFFECTING SHAREHOLDERS

        Germany does not currently restrict the movement of capital between Germany and other countries except for a prohibition on the provision of financial aid or capital in connection with banned weapons related transactions to Somalia and the Democratic Republic of Congo. These restrictions were established to coincide with resolutions adopted by the United Nations and the European Union. More information can be found at www.bundesbank.de/finanz/index.en.php

        For statistical purposes, with some exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident corporation or individual if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of €1.5 million (or the equivalent in a foreign currency) at the end of any calendar month.

        Neither German law nor our Articles of Association restricts the right of non-resident or foreign owners of shares to hold or vote the shares.

DOCUMENTS ON DISPLAY

        Our company is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices in Chicago, Illinois and New York, NY. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. In addition, material filed by us with the SEC can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and at the offices of JPMorgan Chase, as depositary for our ordinary shares, at 60 Wall Street, New York, NY 10260.

CONTROLS AND PROCEDURES

        Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2003. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2003, our company's disclosure controls and procedures were (1) designed to ensure that material information relating to Infineon, including its consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by Infineon in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

        No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the financial year ended September 30, 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

CODE OF ETHICS

        Infineon has adopted a code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer within the meaning of Item 16B of Form 20-F. You may obtain a copy of our code of ethics, at no cost, by writing to us at Infineon Technologies AG, St.-Martin-Strasse 53, D-81669 Munich, Germany, Attention: Legal Department.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Audit Fees.    KPMG, our auditors, charged us an aggregate of €3.0 million in the 2002 financial year and an aggregate of €2.6 million in the 2003 financial year in connection with professional services rendered for the audit of our annual financial statements and services normally provided by them in connection with statutory and regulatory filings or engagements. These services consisted of quarterly review engagements, the annual audit, as well as acquisition and divestiture related audit work.

        Audit-Related Fees.    In addition to the amounts described above, KPMG charged us an aggregate of €0.6 million in the 2002 financial year and an aggregate of €0.5 million in the 2003 financial year for assurance and related services reasonably related to the performance of our audit. These services consisted of merger and acquisition due diligence and accounting advice on transactions.

        Tax Fees.    In addition to the amounts described above, KPMG charged us an aggregate of €0.6 million in the 2002 financial year and an aggregate of €0.3 million in the 2003 financial year for professional services for tax compliance, tax advice and tax planning. These services consisted of tax strategy consultations and tax compliance work.

        All Other Fees.    KPMG invoiced us an aggregate of €0.1 million in the 2002 financial year for other services, which consisted primarily of actuarial services costs, and no such fees in the 2003 financial year.

        The above services fall within the scope of audit and permitted non-audit services as regulated by section 201 of the Sarbanes-Oxley Act of 2002. Our Investment, Finance and Audit Committee has pre-approved KPMG's performance of these audit and permitted non-audit services and set limits on the types of services and the maximum cost of these services in any financial year. KPMG reports to our Investment, Finance and Audit Committee on a quarterly basis on the type and extent of non-audit services provided during the period and compliance with these criteria.

MATERIAL CONTRACTS

        This section provides a summary of all material contracts not in the ordinary course of business to which we are a party and that have been entered into during the two immediately preceding financial years. The agreements described below, or English translations thereof, where applicable, have been filed as exhibits to this Annual Report on Form 20-F or our Annual Report on Form 20-F for the 2002 financial year. Our Annual Reports on Form 20-F for the 2000 and 2001 financial years contain summaries of additional material contracts entered into prior to October 1, 2001, some of which may still be in effect.

2003 Convertible Note Offering

        Terms and Conditions of 5% Guaranteed Subordinated Convertible Notes due 2010 in the aggregate nominal amount of €700,000,000 issued on June 5, 2003 by Infineon Technologies Holding B.V.    Infineon Technologies Holding B.V. (the "Issuer"), a wholly-owned subsidiary of Infineon Technologies AG, issued guaranteed subordinated convertible notes in the aggregate nominal amount of €700,000,000, each bearer note being in the nominal amount of €50,000 (the "2010 Notes"). The 2010 Notes bear interest at the rate of 5% per annum. The 2010 Notes rank pari passu among themselves and at least pari passu with all other present and future unsecured and subordinated obligations of the Issuer. The 2010 Notes were issued at 100% of the nominal amount and will be redeemed at their principal amount together with accrued interest on June 5, 2010, to the extent that they have not previously been redeemed, converted or repurchased and cancelled. Subject to adjustments, each holder of a 2010 Note will have the right to convert each 2010 Note into 4,885.3888 ordinary shares of Infineon Technologies AG, yielding a conversion price of €10.2346 per share.

        Undertaking for Granting of Conversion Rights from Infineon Technologies AG to JPMorgan Chase Bank for the benefit of the holders of the 2010 Notes, dated June 2, 2003.    By this Undertaking, Infineon Technologies AG undertakes to convert the 2010 Notes into shares of Infineon Technologies AG or to pay a cash amount in lieu of delivery of shares upon conversion if insufficient shares are available to deliver to holders of the 2010 Notes in satisfaction of their conversion right.

        Subordinated Guarantee of Infineon Technologies AG, as Guarantor, in favor of the holders of 2010 Notes, dated June 2, 2003.    By this Subordinated Guarantee, Infineon Technologies AG unconditionally and irrevocably guarantees the due and punctual payment of any and all sums payable by Infineon Technologies Holding B.V., as Issuer of the 2010 Notes.

        Loan Agreement dated June 2, 2003, between Infineon Technologies Holding B.V., as Issuer, and Infineon Technologies AG.    By this Loan Agreement, Infineon Technologies Holding B.V. loaned to Infineon Technologies AG the proceeds from the sale of the 2010 Notes. The due dates for payments under the loan correspond to the due dates for payments under the 2010 Notes; in the event of an early redemption of the 2010 Notes, the loan is likewise subject to early repayment.

        Assignment Agreement dated June 2, 2003, among Infineon Technologies Holding B.V., Infineon Technologies AG and JPMorgan Chase Bank for the benefit of the holders of the 2010 Notes.    By this Assignment Agreement, Infineon Technologies Holding B.V. assigned the claims against Infineon Technologies AG under the Guaranty for payment of principal under the Loan Agreement to JPMorgan Chase Bank, acting on account of the holders of the 2010 Notes for purposes of securing the claims for payment of principal of the 2010 Notes.

2002 Convertible Note Offering

        Terms and Conditions of 4.25% Guaranteed Subordinated Convertible Notes due 2007 in the aggregate nominal amount of €1,000,000,000 issued on February 1, 2002 by Infineon Technologies Holding B.V.    Infineon Technologies Holding B.V. (the "Issuer"), a wholly-owned subsidiary of Infineon Technologies

AG, issued guaranteed subordinated convertible notes in the aggregate nominal amount of €1,000,000,000, each bearer note being in the nominal amount of €50,000 (the "2007 Notes"). The 2007 Notes bear interest at the rate of 4.25% per annum. The 2007 Notes rank pari passu among themselves and at least pari passu with all other present and future unsecured and subordinated obligations of the Issuer. The 2007 Notes were issued at 100% of the nominal amount and will be redeemed at their principal amount together with accrued interest on February 6, 2007, to the extent that they have not previously been redeemed, converted or repurchased and cancelled. Subject to adjustments, each holder of a 2007 Note will have the right to convert each 2007 Note into 1,411.2334 shares of Infineon Technologies AG, yielding a conversion price of €35.43 per share.

        Undertaking for Granting of Conversion Rights from Infineon Technologies AG to JPMorgan Chase Bank for the benefit of the holders of the 2007 Notes, dated February 1, 2002.    By this Undertaking, Infineon Technologies AG undertakes to convert the 2007 Notes into shares of Infineon Technologies AG or to pay a cash amount in lieu of delivery of shares upon conversion if insufficient shares are available to deliver to holders of the 2007 Notes in satisfaction of their conversion right.

        Subordinated Guarantee of Infineon Technologies AG, as Guarantor, in favor of the holders of Subordinated Convertible Notes, dated February 1, 2002.    By this Subordinated Guarantee, Infineon Technologies AG unconditionally and irrevocably guarantees the due and punctual payment of any and all sums payable by Infineon Technologies Holding B.V., as Issuer of the 2007 Notes.

        Loan Agreement dated February 1, 2002, between Infineon Technologies Holding B.V., as Issuer, and Infineon Technologies AG.    By this Loan Agreement, Infineon Technologies Holding B.V. loaned to Infineon Technologies AG the proceeds from the sale of the 2007 Notes. The due dates for payments under the loan correspond to the due dates for payments under the 2007 Notes; in the event of an early redemption of the 2007 Notes, the loan is likewise subject to early repayment.

        Assignment Agreement dated February 1, 2002, among Infineon Technologies Holding B.V., Infineon Technologies AG and JPMorgan Chase Bank for the benefit of the holders of the 2007 Notes.    By this Assignment Agreement, Infineon Technologies Holding B.V. assigned the claims against Infineon Technologies AG under the Guaranty for payment of principal under the Loan Agreement to JPMorgan Chase Bank, acting on account of the holders of the 2007 Notes for purposes of securing the claims for payment of principal of the 2007 Notes.

Commercial Agreements

        Joint Venture Agreement between Infineon and Nanya Technology Corporation.    On November 13, 2002, we entered into a joint venture agreement with the Taiwanese company Nanya Technology Corporation relating to the establishment of a 50:50 joint venture for the production of DRAM chips and the construction by the joint venture of a new 300-millimeter production facility in Taiwan. The total financing requirements of the construction of the 300-millimeter manufacturing facility will be approximately €2.2 billion. Of that amount, each joint venture partner will contribute €550 million through the end of the 2005 calendar year. The joint venture anticipates financing the remaining €1.1 billion through external financing. The timing of the construction and related financing may be subject to revision based on then existing market conditions. The agreement outlines the plan for construction and operation of the joint venture facility. The agreement generally requires that shares in the joint venture be subscribed for on an equal basis and includes restrictions on the rights of each party to sell, transfer, pledge or otherwise dispose of shares in the joint venture. It also sets out the details of the management and operational structure of the joint venture and contains extensive provisions for the resolution of disputes and the termination of the joint venture.

        In June 2003, we and IBM amended the original shareholders agreement of ALTIS. Pursuant to the amendment, we will ratably increase our capacity reservation in the production output of ALTIS from the existing level of 50% to 100% during calendar years 2004 through 2007. We and IBM have agreed that the both of us will decide about the future business model of ALTIS not later than January 1, 2007. Additionally, we were granted an option through July 1, 2007 to acquire IBM's interest in ALTIS.

Related-Party Transactions

        In addition, please see "Transactions and Relationships Between Infineon and the Siemens Group" for a summary of contracts with certain of our related parties.

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
ADSs
American Depositary Shares. ADSs are securities issued by a depositary that represent ownership interests in underlying ordinary shares held by the depositary. Infineon's ADSs are issued by JPMorgan Chase, as depositary; each ADS represents one ordinary share. ADSs are evidenced by American Depositary Receipts (ADRs). Infineon's ADSs are listed on the New York Stock Exchange (NYSE) and trade in U.S. dollars.
analog
A continuous representation of phenomena in terms of points along a scale, each point merging imperceptibly into the next. Analog signals vary continuously over a range of values. Real world phenomena, such as heat and pressure, are analog.
application-specific standard product	A (standard) product that has been designed to implement a specific application function, as opposed to a general purpose product such as DRAM.
ASIC	Application-specific Integrated Circuit. A logic circuit designed for a specific use and implemented in an integrated circuit.
ATM	Asynchronous Transfer Mode. A standard for transmitting information on a network.
baseband	Baseband is the original frequency range of a signal before it is transformed into a higher or more efficient frequency. See "broadband".
BiCMOS	Bipolar-Complementary Metal Oxide Semiconductor technology. A process technology that combines bipolar and CMOS technologies, developed for mixed-signal applications.
bipolar	A process technology used to create chips that utilize the junction between positive and negative semiconducting materials. Bipolar chips are used in high-speed devices.
bit	A unit of information; a computational quantity (binary pulse) that can take one of two values, such as true and false or 0 and 1; also the smallest unit of storage sufficient to hold one bit.

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
DSP	Digital Signal Processor. A specialized computer circuit designed to perform speedy and complex operations on digitized waveforms. Used in processing audio and video signals.
E1	A transmission speed of data across fiber-optic lines in the E-carrier system, a European digital transmission format. It is similar to the North American T-carrier system. See "T1"
EEPROM	Electrically Erasable Programmable Read-Only Memory. A read-only memory that can be erased and reprogrammed by the user repeatedly through the application of higher-than-normal electrical voltage.
embedded DRAM	A process technology that combines DRAM and logic functions on a single chip.
Ethernet	A protocol for high-speed communications, principally used for LAN networks.
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
logic
Mathematical treatment of formal logic in which a system of symbols is used to represent quantities and relationships. AND, OR and NOT are examples of symbols of logical functions. Each function can be translated into a switching circuit, or gate. Since a switch (or gate) has only two states — open or closed — it makes possible the application of binary numbers for solutions of problems. The basic logic functions obtained from gate circuits are the foundation of computing machines.

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
megabit (Mbit)	Approximately one million bits.
memory	Any device that can store data in machine-readable format. Usually used synonymously with random access memory and read-only memory.
microcontroller	A microprocessor combined with memory and interfaces integrated on a single circuit and intended to operate as an embedded system.
micron	A metric unit of linear measure which equals one millionth of a meter. Symbol:. A human hair is about 100 microns in diameter.
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
ODM
Original design manufacturer. An ODM both designs and manufactures its own products. To make use of the distribution and sales channels of companies with established brand names, an ODM often sells its products to another company who puts on its logo and sell the products as its own products.
OEM	Original equipment manufacturer. A company that acquires a product or component and reuses or incorporates it into a new product with its own brand name.
ONO	Oxide-nitride-oxide. A material used as insulator or dielectric material in various wafer processing routes including DRAM and flash manufacturing to prohibit charge leakage between electrodes.
opto components, opto couplers or opto devices
Components that function by reacting to or creating light signals. An opto coupler is a device designed to transfer electrical signals using light waves to provide coupling with electrical isolation between input and output.

parallel optical link	A high bandwidth link between a system and multiple fiber-optic lines.
PDAs	Personal digital assistants.
protocol	The standard or set of rules that two computers use to communicate with each other.
radio frequency IC	A high-frequency IC such as those used in mobile telecommunications.
Rambus	A DRAM architecture that offers transfer rates approximately five times faster than the ordinary DRAM.
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
silicon	A type of semiconducting material used to make a wafer. Silicon is widely used in the semiconductor industry as a base material.
SiGe	Silicon-germanium.
SLIC	Subscriber Line Interface Circuit. A circuit in a telephone company switch to which a customer's telephone line is connected.

SoC
System-on-chip. System-on-chip (SoC) technology is the packaging of all the necessary electronic circuits and parts for a "system" (such as a cell phone or digital camera) on a single integrated circuit (IC), generally known as a microchip.
switch	An analog IC that, on command, either passes or blocks an electrical signal.
T1
A North American standard for the digital transmission of data across fiber-optic lines. A digital carrier facility used to transmit a digital signal. A T1 carrier uses multiplexing to transmit large volumes of information across great distances at high speeds at a (potentially) lower cost than that provided by traditional analog service.
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

        We have audited the accompanying consolidated balance sheets of Infineon Technologies AG and subsidiaries as of September 30, 2002 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infineon Technologies AG and subsidiaries as of September 30, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Munich, Germany
November 7, 2003

KPMG DEUTSCHE TREUHAND-GESELLSCHAFT
AKTIENGESELLSCHAFT
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended September 30, 2001, 2002 and 2003

(in millions, except per share data)

	Notes	2001	2002	2003	2003 (Note 1)
		(€ millions)	(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties	5	4,352	4,035	5,153	6,003
Related parties	27	995	855	999	1,164

Total net sales		5,347	4,890	6,152	7,167

Cost of goods sold	7	4,580	4,289	4,614	5,375

Gross profit		767	601	1,538	1,792

Research and development expenses		1,189	1,060	1,089	1,269
Selling, general and administrative expenses		782	643	679	791
Restructuring charges	8	117	16	29	34
Other operating (income) expense, net		(200)	(46)	85	99

Operating loss		(1,121)	(1,072)	(344)	(401)

Interest expense, net		(1)	(25)	(52)	(61)
Equity in earnings (losses) of associated companies		21	(47)	18	21
Gain (loss) on associated company share issuance	16	11	18	(2)	(2)
Other non-operating income (expense), net		65	(41)	21	25
Minority interests		6	7	8	9

Loss before income taxes		(1,019)	(1,160)	(351)	(409)

Income tax benefit (expense)	9	427	143	(84)	(98)

Net loss from continuing operations		(592)	(1,017)	(435)	(507)

Net income (loss) from discontinued operation	4	1	(4)	—	—

Net loss		(591)	(1,021)	(435)	(507)

Loss per share:	10
Basic and diluted—continuing operations		(0.92)	(1.46)	(0.60)	(0.70)
Basic and diluted—discontinued operation		—	(0.01)	—	—

Basic and diluted—net loss		(0.92)	(1.47)	(0.60)	(0.70)

See accompanying notes to the consolidated financial statements.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

September 30, 2002 and 2003

	Notes	2002	2003	2003 (Note 1)
		(€ millions)	(€ millions)	($ millions)
ASSETS:
Current assets:
Cash and cash equivalents		1,199	969	1,129
Marketable securities	11	738	1,784	2,078
Trade accounts receivable, net	12	758	876	1,021
Inventories	13	891	959	1,116
Deferred income taxes	9	82	113	132
Other current assets	14	523	605	705

Total current assets		4,191	5,306	6,181

Property, plant and equipment, net	15	4,491	3,817	4,448
Long-term investments, net	16	708	425	495
Restricted cash		70	67	78
Deferred income taxes	9	787	705	821
Other assets	17	671	485	565

Total assets		10,918	10,805	12,588

LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
Short-term debt and current maturities	21	120	149	174
Trade accounts payable	18	1,197	877	1,022
Accrued liabilities	19	473	644	750
Deferred income taxes	9	21	39	45
Other current liabilities	20	572	425	495

Total current liabilities		2,383	2,134	2,486

Long-term debt	21	1,710	2,343	2,730
Deferred income taxes	9	58	32	37
Other liabilities	22	609	630	734

Total liabilities		4,760	5,139	5,987

Shareholders' equity:
Ordinary share capital	23	1,442	1,442	1,680
Additional paid-in capital		5,569	5,573	6,493
Accumulated deficit		(826)	(1,261)	(1,469)
Accumulated other comprehensive loss	25	(27)	(88)	(103)

Total shareholders' equity		6,158	5,666	6,601

Total liabilities and shareholders' equity		10,918	10,805	12,588

See accompanying notes to the consolidated financial statements.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended September 30, 2001, 2002 and 2003

(euro in millions, except share data)

	Issued ordinary shares
				Retained earnings/ (Accumulated deficit)	Foreign currency translation adjustment	Additional minimum pension liability
			Additional paid-in capital				Unrealized gain (loss) on securities
	Shares	Amount						Total
Balance as of October 1, 2000	625,501,507	1,251	3,251	1,192	106	—	6	5,806

Net loss	—	—	—	(591)	—	—	—	(591)
Other comprehensive loss	—	—	—	—	(19)	(12)	(8)	(39)

Total comprehensive income								(630)

Issuance of ordinary shares:
Proceeds from public offering, net of offering expenses	60,000,000	120	1,355	—	—	—	—	1,475
Acquisition of Ardent	706,714	1	38	—	—	—	—	39
Acquisition of Catamaran	5,730,866	12	240	—	—	—	—	252
Investment in associated company	443,488	1	20	—	—	—	—	21
Ordinary shares held by associated company	—	—	(4)	—	—	—	—	(4)
Deferred compensation, net	—	—	(19)	—	—	—	—	(19)
Dividend payment	—	—	—	(406)	—	—	—	(406)
Sale of joint venture interest to Siemens Group	—	—	392	—	—	—	—	392
Equity transactions with Siemens Group	—	—	(26)	—	—	—	—	(26)

Balance as of September 30, 2001	692,382,575	1,385	5,247	195	87	(12)	(2)	6,900

Net loss	—	—	—	(1,021)	—	—	—	(1,021)
Other comprehensive loss	—	—	—	—	(92)	(8)	—	(100)

Total comprehensive loss								(1,121)

Issuance of ordinary shares:
Employee Stock Purchase Plan	355,460	1	7	—	—	—	—	8
Acquisition of Catamaran	546,183	1	8	—	—	—	—	9
Acquisition of MIC	27,500,000	55	270	—	—	—	—	325
Ordinary shares held by associated company	—	—	4	—	—	—	—	4
Deferred compensation, net	—	—	23	—	—	—	—	23
Equity transaction with Siemens Group	—	—	10	—	—	—	—	10

Balance as of September 30, 2002	720,784,218	1,442	5,569	(826)	(5)	(20)	(2)	6,158

Net loss	—	—	—	(435)	—	—	—	(435)
Other comprehensive (loss) income	—	—	—	—	(76)	2	13	(61)

Total comprehensive loss								(496)

Issuance of ordinary shares:
Acquisition of Catamaran	96,386	—	1	—	—	—	—	1
Deferred compensation, net	—	—	7	—	—	—	—	7
Other equity transactions	—	—	(4)	—	—	—	—	(4)

Balance as of September 30, 2003	720,880,604	1,442	5,573	(1,261)	(81)	(18)	11	5,666

See accompanying notes to the consolidated financial statements.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended September 30, 2001, 2002 and 2003

	2001	2002	2003	2003 (Note 1)
	(€ millions)	(€ millions)	(€ millions)	($ millions)
Net loss	(591)	(1,021)	(435)	(507)
Less: net income (loss) from discontinued operation	1	(4)	—	—

Net loss from continuing operations	(592)	(1,017)	(435)	(507)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	1,121	1,370	1,437	1,675
Acquired in-process research and development	69	37	6	7
Deferred compensation	25	23	7	8
Provision for (recovery of) doubtful accounts	19	(5)	(16)	(19)
Write-down of inventory	358	—	—	—
Loss (gain) on sale of marketable securities	(1)	1	(56)	(65)
Loss (gain) on sale of businesses	(235)	(39)	10	12
Loss on disposal of property, plant, and equipment	—	2	3	3
Equity in (earnings) losses of associated companies	(21)	47	(18)	(21)
Loss (gain) on associated company share issuance	(11)	(18)	2	2
Minority interests	(6)	(7)	(8)	(9)
Impairment charges	51	51	98	114
Deferred income and other non-cash charges	(26)	(87)	(93)	(108)
Deferred income taxes	(493)	(282)	16	19
Changes in operating assets and liabilities:
Trade accounts receivable	681	(131)	(227)	(264)
Inventories	(394)	(28)	(112)	(130)
Other current assets	(76)	39	156	182
Trade accounts payable	49	40	(217)	(253)
Accrued liabilities	(322)	86	164	191
Other current liabilities	36	(37)	(17)	(20)
Other assets and liabilities	(11)	181	31	36

Net cash provided by operating activities	221	226	731	852

Cash flows from investing activities:
Purchases of marketable securities available for sale	(82)	(709)	(2,752)	(3,205)
Proceeds from sales of marketable securities available for sale	474	62	2,013	2,345
Proceeds from sales of businesses	346	96	164	191
Cash acquired in business combination	—	50	3	3
Investment in associated and related companies	(214)	(88)	(73)	(85)
Purchases of intangible assets	(82)	(39)	(58)	(68)
Purchases of property, plant and equipment	(2,282)	(643)	(872)	(1,016)
Proceeds from sales of property, plant and equipment	27	27	53	62

Net cash used in investing activities	(1,813)	(1,244)	(1,522)	(1,773)

Cash flows from financing activities:
Net change in short-term debt	(14)	4	(36)	(42)
Net change in related party financial receivables and payables	70	(40)	(76)	(89)
Proceeds from issuance of long-term debt	128	1,482	700	816
Principal repayments of long-term debt	(21)	(21)	(25)	(29)
Change in restricted cash	45	15	3	3
Proceeds from issuance of shares to minority interest	20	—	—	—
Proceeds from issuance of ordinary shares	1,475	8	—	—
Dividend payments	(406)	—	—	—
Sale of joint venture interest to Siemens Group	564	—	—	—
Capital distributions	(15)	—	—	—

Net cash provided by financing activities	1,846	1,448	566	659

Effect of foreign exchange rate changes on cash and cash equivalents	2	1	(4)	(5)

Net increase (decrease) in cash and cash equivalents from continuing operations	256	431	(229)	(267)
Net (decrease) increase in cash and cash equivalents from discontinued operation	(10)	11	(1)	(1)
Cash and cash equivalents at beginning of period	511	757	1,199	1,397

Cash and cash equivalents at end of period	757	1,199	969	1,129

See accompanying notes to the consolidated financial statements.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(euro in millions, except where otherwise stated)

1.     Description of Business, Formation and Basis of Presentation

  Description of Business

        Infineon Technologies AG and its subsidiaries (collectively, the "Company") design, develop, manufacture and market a broad range of semiconductors and complete systems solutions used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer goods, automotive products, industrial automation and control systems, and chip card applications. The Company's products include standard commodity components, full-custom devices, semi-custom devices and application-specific components for memory, analog, digital and mixed-signal applications. The Company has operations, investments and customers located mainly in Europe, Asia and North America. The financial year-end for the Company is September 30.

  Formation

        Infineon Technologies AG was formed as a legal entity as of April 1, 1999 (the "Formation") through the contribution by Siemens Aktiengesellschaft ("Siemens") of substantially all of its semiconductor-related investments, operations and activities. The Company had its initial public offering ("IPO") on March 13, 2000, and is listed on the New York Stock Exchange and is one of the DAX 30 companies on the Frankfurt Stock Exchange.

  Basis of Presentation

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US-GAAP"). Infineon Technologies AG is incorporated in Germany. The German Commercial Code ("Handelsgesetzbuch" or "HGB") requires the Company to prepare consolidated financial statements in accordance with the HGB accounting principles and regulations ("German GAAP"). Pursuant to HGB Section 292a the Company is exempt from this requirement, if consolidated financial statements are prepared and issued in accordance with a body of internationally accepted accounting principles (such as U.S. GAAP). Accordingly, the Company presents the U.S. GAAP consolidated financial statements contained herein.

        All amounts herein are shown in millions of euro (or "€") except where otherwise stated. The accompanying balance sheet as of September 30, 2003, and the statements of operations and cash flows for the year then ended are also presented in U.S. dollar ("$"), solely for the convenience of the reader, at the rate of €1 = $1.165, the Federal Reserve noon buying rate on September 30, 2003. The U.S. dollar convenience translation amounts have not been audited.

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

  Basis of Consolidation

        The accompanying financial statements include the accounts of the Company and its significant subsidiaries on a consolidated basis. Investments in companies in which the Company has an ownership interest of 20% or more but which are not controlled by the Company ("Associated Companies") are principally accounted for using the equity method of accounting (see note 16). The equity in earnings of Associated Companies with different fiscal year ends are principally recorded on a three month lag. Other equity investments ("Related Companies"), in which the Company has an ownership interest of less than 20%, are recorded at cost. The effects of all significant intercompany transactions are eliminated.

        The Company group consists of the following number of entities in addition to the Company:

	Consolidated subsidiaries	Associated Companies	Total
September 30, 2002	44	11	55
Additions	8	3	11
Mergers	(1)	—	(1)
Disposals	—	(2)	(2)
Transfers	1	(1)	—

September 30, 2003	52	11	63

        Additionally, the consolidated financial statements include 30 (2002: 32) subsidiaries and 8 (2002: 9) Associated Companies that are accounted for at cost and recorded under investments in Related Companies, as these companies are not material to the respective presentation of the financial position, results of operations or cash flows of the Company. The effect of these companies for all years presented on consolidated assets, revenues and net income (loss) of the Company was less than 1%.

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

        The exchange rates of the more important currencies used in the preparation of the accompanying financial statements are as follows:

Currency:		Exchange rate September 30,		Annual average exchange rate
		2002 euro	2003 euro	2002 euro	2003 euro
U.S. dollar	1$ =	1.0208	0.8762	1.0910	0.9234
Japanese yen	100 JPY =	0.8318	0.7852	0.8661	0.7760
Great Britain pound	1 GBP =	1.5939	1.4428	1.6017	1.4797
Singapore dollar	1 SGD =	0.5722	0.5060	0.6029	0.5276

  Cash and Cash Equivalents

        Cash and cash equivalents represent cash, deposits and liquid short-term investments with original maturities of three months or less.

  Restricted Cash

        Restricted cash includes collateral deposits used as security under borrowing arrangements.

  Marketable Securities

        The Company's marketable securities are classified as available-for-sale and are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. Unrealized gains and losses are included in accumulated other comprehensive income, net of applicable deferred taxes. Realized gains or losses and declines in value, if any, judged to be other-than-temporary on available-for-sale securities are reported in other income or expense. For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

  Inventories

        Inventories are valued at the lower of cost or market, cost being generally determined on the basis of an average method. Cost consists of purchased component costs and manufacturing costs, which are comprised of direct material and labor costs and applicable indirect costs.

  Property, Plant and Equipment

        Property, plant and equipment is valued at cost less accumulated depreciation. Spare parts, maintenance and repairs are expensed as incurred. Depreciation expense is generally recognized using an accelerated or straight-line method. Construction in progress includes advance payments for construction of fixed assets. Land and construction in progress are not depreciated. The cost of construction of certain long-term assets includes capitalized interest, which is amortized over the estimated useful life of the related asset. For the years ended September 30, 2001, 2002 and 2003 capitalized interest was €27, €0 and €0, respectively. The estimated useful lives of assets are as follows:

Years
Buildings	10-25
Technical equipment and machinery	3-10
Other plant and office equipment	1-10

  Leases

        The Company is a lessee of property, plant and equipment. All leases where the Company is lessee that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases pursuant to Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases." All other leases are accounted for as operating leases.

  Intangible Assets

        The Company accounts for business combinations using the purchase method of accounting pursuant to SFAS No. 141, "Business Combinations". Intangible assets acquired in a purchase method business combination are recognized and reported apart from goodwill, pursuant to the criteria specified by SFAS No. 141.

        The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", effective October 1, 2001. Upon adoption of SFAS No. 142, pursuant to SFAS No. 141, the Company evaluated its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and reclassified amounts previously allocated to assemble workforce of €1 to goodwill in order to conform with the new criteria in SFAS No. 141. Upon adoption of SFAS No. 142, the Company reassessed the useful lives and residual values of all intangible assets acquired, and had no significant amortization period adjustments. The Company did not identify any intangible assets with indefinite useful lives. In connection with SFAS No. 142's transitional goodwill impairment evaluation, no indication existed that the reporting units' goodwill was impaired as of the date of adoption.

        Intangible assets primarily consist of purchased intangible assets, such as licenses and purchased technology, which are recorded at acquisition cost, and goodwill resulting from business acquisitions, representing the excess of purchase price over fair value of net assets acquired. Intangible assets other than goodwill are amortized on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years. Pursuant to SFAS No. 142, goodwill is not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company normally tests goodwill annually for impairment in the fourth quarter of the financial year, whereby if the carrying amount of a reporting unit with goodwill exceeds its fair value, the amount of impairment is determined by the excess of recorded goodwill over the fair value of goodwill. The determination of fair value of the reporting units and related goodwill requires considerable judgment by management.

        Prior to the adoption of SFAS No. 142, goodwill was amortized over its estimated useful life. Amortization expense related to goodwill was €21 for the year ended September 30, 2001. Had the provisions of SFAS No. 141 and 142 applied for the year ended September 30, 2001, and net loss therefore excluded amortization of goodwill, net loss and loss per share would have been decreased to the pro forma amounts indicated below:

For the year ended September 30, 2001
Net loss:
As reported	(591)
Pro forma	(570)
Loss per share (in euro):
As reported—basic and diluted	(0.92)
Pro forma—basic and diluted	(0.89)

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

  Financial Instruments

        The Company operates internationally, giving rise to exposure to changes in foreign currency exchange rates. The Company uses financial instruments, including derivatives such as foreign currency forward and option contracts, to reduce this exposure based on the net exposure to the respective currency. The Company applies SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149, which provides guidance for accounting for all derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Derivative financial instruments are recorded at their fair value and included in other current assets or other current liabilities. Changes in fair value are recorded in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and the type of hedge transaction. The fair value of derivative and other financial instruments is discussed in note 29.

  Revenue Recognition

  Sales

        Revenue from products sold to customers is recognized, pursuant to SEC Staff Accounting Bulletin ("SAB") 101, when persuasive evidence of an arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. The Company records reductions to revenue for estimated product returns and allowances for discounts and price protection, based on actual historical experience, at the time the related revenue is recognized.

  License and Technology Transfer Fees

        License and technology transfer fees are recognized when earned and realizable (see note 5). Lump sum payments are deferred where applicable and recognized over the period the Company is obliged to provide additional service. Pursuant to EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables", revenues from contracts entered into after July 1, 2003 with multiple element arrangements are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. Royalties are recognized as earned.

  Grants

        Grants for capital expenditures include both tax-free government grants (Investitionszulage) and taxable grants for investments in property, plant and equipment (Investitionszuschüsse). Grants receivable are established when a legal right for the grant exists and the criteria for receiving the grant have been met. Tax-free government grants are deferred (see note 22) and recognized over the remaining useful life of the related asset. Taxable grants are deducted from the acquisition costs of the related asset (see note 6) and thereby reduce depreciation expense in future periods. Other taxable grants reduce the related expense (see notes 6 and 22).

  Product-related Expenses

        Shipping and handling costs associated with product sales are included in cost of sales. Expenditures for advertising, sales promotion and other sales-related activities are expensed as incurred. Provisions for estimated costs related to product warranties are generally made at the time the related sale is recorded. Research and development costs are expensed as incurred.

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

  Stock-based Compensation

        The Company accounts for stock-based compensation using the intrinsic value method pursuant to Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees", and has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure an Amendment of FASB Statement No. 123".

  Issuance of shares by Subsidiaries or Associated Companies

        Gains or losses arising from the issuances of shares by subsidiaries or Associated Companies, due to changes in the Company's proportionate share of the value of the issuer's equity, are recognized in earnings pursuant to SAB Topic 5:H, "Accounting for Sales of Stock by a Subsidiary" (see note 16).

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

  Recent Accounting Pronouncements

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), many of which were previously classified as equity. It also addresses questions about the classification of certain financial instruments that embody obligations to issue equity shares. The changes in this Statement will result in a more complete depiction of an entity's liabilities and equity and will, thereby, assist investors and creditors in assessing the amount, timing, and likelihood of potential future cash outflows and equity share issuances. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. The adoption of SFAS No. 150 did not have a material impact on the Company's financial statements.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", which addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: (1) The equity investment at risk is not sufficient to permit the entity to finance its activities without support from other parties and (2) the equity investors lack one or more of the defined essential characteristics of a controlling financial interest. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the participating parties. This Interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. On October 9, 2003, FASB Staff Position FIN 46-6 "Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities" was issued. This delayed the effective date of this Interpretation for variable interest entities created before February 1, 2003 for the Company until December 31, 2003. The Company has evaluated the impact of the provisions of Interpretation 46, and it believes it will not have a material impact on the Company's financial statements.

        In July 2003, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 03-5, "Applicability of AICPA Statement of Position 97-2 ("SOP 97-2") to Non-Software Deliverables" ("EITF 03-5"). The consensus was reached that SOP 97-2 is applicable to non-software deliverables if they are included in an arrangement that contains software that is essential to the non-software deliverables' functionality. This consensus is to be applied to Company's financial year beginning October 1, 2003. The Company has not yet evaluated the impact that EITF 03-5 will have on its financial statements.

3.     Acquisitions

        The Company acquired 92.5% of the outstanding shares of SensoNor AS on June 18, 2003 following a public tender offer, and the remaining 7.5% by June 30, 2003, for total cash consideration of €34. In addition the Company contributed capital of €13 in connection with the consummation of the transaction. SensoNor, which was previously a listed publicly company in Norway, develops, produces and markets tire pressure and acceleration sensors. With this acquisition the Company aims to strengthen its position in semiconductor sensors for the automotive business.

        On April 1, 2003, the Company completed the acquisition of the net assets of MorphICs Technology Inc. ("MorphICs"), a developer of digital baseband circuits of third generation wireless communications for €6 in cash. The acquisition agreement also provides for contingent consideration of €9 upon the achievements of specified events.

        In April 2001, the Company established a joint venture (Infineon Technologies Flash, previously Ingentix), in which it held a 51% ownership interest. Infineon Technologies Flash develops flash memory products. The operations of Infineon Technologies Flash were consolidated from that date. In February 2003, the Company increased its ownership interest in Infineon Technologies Flash to 70%. The additional ownership interest was effected through a capital contribution and the conversion of existing shareholder loans into equity, which resulted in goodwill of €4 and a corresponding increase in minority interest.

        On September 9, 2002, the Company acquired all the shares of Ericsson Microelectronics AB ("MIC"). MIC, based in Sweden, a supplier of Radio Frequency (RF) microelectronic components for wireless applications, high end power amplifiers, Bluetooth components and broadband communications. MIC is a strategic supplier to Ericsson, a market leader in base stations, Bluetooth solutions and RF components for mobile phones and wireless infrastructure. The Company also entered into a strategic supply agreement with Ericsson for a period of two years with certain specified purchase thresholds, pursuant to which €50 was recorded as a liability as of September 30, 2002.

        In June 2003, the Company and Ericsson signed an amendment to the MIC acquisition agreement. The companies intend to strengthen their strategic co-operation in various areas of mobile phone technology and wireless infrastructure, including Bluetooth solutions, RF ICs, RF Power and other applications. Furthermore, the companies agreed to eliminate the remaining acquisition indebtedness, as well as the historic and future purchase thresholds of Ericsson and related penalties. In addition, the Company received €50 million from Ericsson. These amounts have been reflected as an adjustment, principally to the originally recorded goodwill, as well as to intangible assets and deferred taxes. Additionally, as a result of the restructured MIC business, the Company recorded a purchase accounting adjustment reversing the previously established deferred tax asset valuation allowance in the amount of €16.

        The following table summarizes the Company's acquisitions during the years ended September 30, 2002 and 2003:

	2002	2003	2003
	MIC	SensoNor	Other
Acquisition Date Segment	September 2002 Secure Mobile Solutions	June 2003 Automotive & Industrial	2003 Various
Cash	50	3	—
Other current assets	120	6	1
Property, plant and equipment	60	25	1
Intangible assets
Current product technology	15	21	5
Core technology	42	—	—
Patents	24	—	2
In process R&D	37	4	2
Goodwill	—	22	6
Other non-current assets	45	—	—

Total assets acquired	393	81	17

Current liabilities	(38)	(11)	(9)
Non-current liabilities (including debt)	(28)	(36)	—

Total liabilities assumed	(66)	(47)	(9)

Net assets acquired	327	34	8

Cash paid	—	34	8
Shares issued	27,500,000	—	—

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

        Shares issued and held in escrow for the acquired company's shareholders subject to the acquired company achieving certain performance milestones, principally related to the Company's August 2001 acquisition of Catamaran Communications, Inc. ("Catamaran"), represent contingent purchase consideration. The shares representing contingent purchase consideration are not reflected as issued and outstanding shares in the statement of shareholders' equity. Should these milestones be achieved, the purchase price will be adjusted to reflect the issuance of the shares at their fair value at the date the milestones are achieved. During the years ended September 30, 2002 and 2003, due to the achievement of certain milestones, 546,183 and 96,386 shares, respectively, were released from escrow, which resulted in the recognition of €9 and €1, respectively, of additional goodwill related to the Catamaran acquisition.

        For each significant acquisition the Company engaged an independent third party to assist in the valuation of net assets acquired. As a result of these valuations, amounts allocated to purchased in-process research and development of €69, €37 and €6 were expensed as research and development in the years ended September 30, 2001, 2002 and 2003, respectively, because the technological feasibility of products under development had not been established and no future alternative uses existed. The amounts allocated to purchased in-process research and development were determined through established valuation techniques in the high-technology industry and related guidance provided by the SEC.

        The core technology and patents acquired in these acquisitions are amortized over their estimated useful life of five years, and the current production technology is being amortized over its estimated useful life ranging two to eight years.

        Proforma financial information relating to these acquisitions is not material either individually nor in the aggregate to the results of operations and financial position of the Company and has been omitted.

4.     Discontinued Operation and Divestitures

  Discontinued operation

        Pursuant to an agreement reached between the Company and Osram GmbH ("Osram"), the Company transitioned all its opto-electronic activities to Osram as of March 31, 2003. The agreement provides for the transfer of all customer relationships and related backlog, the cancellation by the Company of all of its opto-electronic distribution agreements, as well as providing the Company with certain rights of return related to unsold inventory as of March 31, 2003. The Company did not incur a loss on the discontinuation of the opto-electronic business. Accordingly, the results of the opto-electronics business are presented as a discontinued operation in the accompanying financial statements.

        The following table presents comparative information of the discontinued operation, which was previously reported as part of the other operating segments, for the years ended September 30, 2001, 2002 and 2003, respectively:

	September 30,
Opto-electronics
	2001	2002	2003
Sales:
Third parties	271	241	113
Related parties	53	76	32

Net sales	324	317	145

Income from discontinued operation before tax	—	—	—
Income tax benefit (expense)	1	(4)	—

Net income (loss) from discontinued operation	1	(4)	—

         The selected items of the balance sheets of the discontinued operation as of September 30, 2002 and September 30, 2003 consist of the following:

	September 30, 2002	September 30, 2003
Current assets:
Trade accounts receivable, net	52	—
Inventories	7	—

Total current assets	59	—

Current liabilities:		—
Trade accounts payable	60	—

Total current liabilities	60	—

  Divestitures

        In August 2003, the Company sold its investment in UMCi and incurred a pre-tax loss on disposal of €9, which is reflected in other operating income (expense).

        On July 1, 2002, the Company completed the sale of its gallium arsenide business, reflected in the Secure Mobile Solutions segment, including specified non-manufacturing tangible and intangible assets, as well as specified customer contracts and liabilities. The Company received initial cash proceeds of €50. Contingent purchase price adjustments are based on the level of gallium arsenide related product sales generated by the purchaser through September 30, 2004 and other adjustments. Contingent adjustments range between a payment of €5 and proceeds of €74 and will be recognized if the contingency has passed and the amounts are realizable. The Company was required to supply the purchaser with a minimum quantity of gallium arsenide products substantially below market prices through June 2003. Accordingly, €44 of the proceeds was deferred at the divestiture date and will be recognized over the term of the supply agreement as products are sold and purchase price contingencies pass. The Company recognized revenue of €45 (of which €29 was previously deferred)

and earnings before interest and taxes ("EBIT") of €5, respectively, during the year ended September 30, 2003 in fulfillment of the supply agreement.

        On December 31, 2001 the Company completed the sale of its remaining 81% interest in Infineon Technologies Krubong Sdn. Bhd., representing its infrared components business unit, previously reflected in the other operating segment.

        On December 19, 2000 the Company sold the Image & Video business unit, previously included in the Wireline Communications segment.

        In addition, the Company disposed of certain other, non-core business during the years ended September 30, 2001, 2002 and 2003.

        Summarized financial information for the divested businesses (through the date of divestiture) for the years ending September 30, 2001, 2002 and 2003, are as follows:

	September 30,
	2001	2002	2003
Sales:
Gallium Arsenide	36	24	45
Infrared Components	110	11	—
Image & Video	38	—	—

Total	184	35	45

EBIT:
Gallium Arsenide	(44)	(18)	5
Infrared Components	(22)	(7)	—
Image & Video	10	—	—
UMCi	—	(1)	(11)

Total	(56)	(26)	(6)

Gain (loss) on sale before tax:
Gallium Arsenide	—	2	—
Infrared Components	26	39	—
Image & Video	202	—	—
UMCi	—	—	(9)
Other	7	(2)	(1)

Total	235	39	(10)

5.     License and Technology Transfer Fees

        During the years ended September 30, 2001, 2002 and 2003, the Company recognized revenues related to license and technology transfer fees of €88, €147 and €183, respectively, which are included in net sales in the accompanying statements of operations. Included therein are previously deferred license fees of €36, €85 and €135, which were recognized as revenue pursuant to SEC SAB 101, in the years ended September 30, 2001, 2002 and 2003, respectively, since the Company had fulfilled all of its obligations and all such amounts were realized.

At September 30, 2002 previously received license fees from ProMOS of €60 were deferred and offset against the related investment (see note 16) in the accompanying consolidated balance sheet pursuant to SEC SAB No. 5:H.

        In February 2003, the Company, ProMOS and MVI agreed to extinguish third party indebtedness of €60, which was subject to a guarantee by the Company, as well as offset other indebtness between the parties. As a result the Company recognized previously deferred license income of €60 related to this guaranteed indebtedness during the year ended September 30, 2003, since the amounts had been earned and realized.

        Due to the termination of the technology transfer agreement between the Company and ProMOS, an additional €36 of previously deferred license income was recognized as revenue during the year ended September 30, 2003, as the Company had fulfilled all of its obligations.

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

        In connection with the joint technology development with Nanya Technology Corporation ("Nanya") (see note 16), the Company has granted Nanya a license to use its 110 nanometer technology in Nanya's existing operations. License income related to the technology is to be recognized over the estimated life of the technology. The Company recognized license income from Nanya of €32 during the year ended September 30, 2003.

6.     Grants and Subsidies

        The Company has received economic development funding from various governmental entities, including grants for the construction of manufacturing facilities, as well as grants to subsidize research and development activities and employee training. Grants and subsidies included in the accompanying financial statements during the years ended September 30, 2001, 2002 and 2003, are as follows:

	2001	2002	2003
Included in the consolidated statements of operations:
Research and development	71	59	59
Cost of sales	10	34	54

	81	93	113

Construction grants deducted from the cost of fixed assets	11	83	17

Deferred government grants (note 22)	37	230	223

7.     Supplemental Operating Cost Information

        The cost of services and materials are as follows for the years ended September 30:

	2001	2002	2003
Raw materials, supplies and purchased goods	1,731	1,380	1,675
Purchased services	1,357	926	1,126

Total	3,088	2,306	2,801

        Personnel expenses are as follows for the years ended September 30:

	2001	2002	2003
Wages and salaries	1,441	1,349	1,483
Social levies	229	254	259
Pension expense	11	29	27

Total	1,681	1,632	1,769

        The average number of employees by geographic region is as follows for the years ended September 30:

	2001	2002	2003
Germany	16,279	15,773	16,043
Other Europe	4,921	4,376	4,753
North America	3,101	2,818	2,779
Asia/Pacific	9,095	7,189	7,833
Other	7	24	115

Total	33,403	30,180	31,523

        Total rental expenses under operating leases amounted to €130, €133 and €138 for the years ended September 30, 2001, 2002, and 2003, respectively.

8.     Restructuring

        In 2003, the Company announced restructuring measures that are aimed at further reducing costs, including downsizing its workforce, outsourcing and decentralizing certain functions and operations. As part of the restructuring, the Company currently plans to terminate up to approximately 550 employees mainly in corporate functions and logic manufacturing operations, as well as through the outsourcing of certain functions to external providers. In connection with these measures, restructuring charges of €29 were recognized during the year ended September 30, 2003 pursuant to SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities".

        In addition, €11, which had previously been accrued under restructuring, was forgiven in partial consideration for the execution of a service agreement and accordingly, has been deferred, included in accrued liabilities, and will be recognized over the term of the service agreement.

        The development of the restructuring liability during the year ended September 30, 2003, is as follows:

	September 30, 2002				September 30, 2003
			Restructuring charge (recovery)
	Accrued liability	Deferral		Payments	Accrued liability
Employee terminations	6	—	32	(20)	18
Other exit costs	29	(11)	(3)	(6)	9

Total	35	(11)	29	(26)	27

        The restructuring liability is included in other current liabilities (see note 20) with the prior period balance reclassified to conform to current period presentation.

        During the year ended September 30, 2002, in executing the restructuring plan additional charges of €16 were taken relating to non-cancelable commitments.

        Restructuring charges of €117 were expensed during the year ended September 30, 2001 in connection with the Company's "Impact "program, aimed at streamlining its procurement and logistics processes, as well as reducing information technology and manufacturing costs. This charge is comprised of €57 for involuntary employee terminations, €44 relating to both previously capitalized expenditures (€27) and related exit costs (€17) associated with the discontinuance of a world-wide information technology project and €16 of other exit costs.

9.     Income Taxes

        Income (loss) before income taxes and minority interest is attributable to the following geographic locations for the years ended September 30, 2001, 2002 and 2003:

	2001	2002	2003
Germany	(1,184)	(1,403)	(506)
Foreign	159	236	147

	(1,025)	(1,167)	(359)

        Income tax (benefit) expense for the years ended September 30, 2001, 2002 and 2003 is as follows:

	2001	2002	2003
Current taxes
Germany	23	15	18
Foreign	43	124	50

	66	139	68
Deferred taxes
Germany	(489)	(236)	40
Foreign	(4)	(46)	(24)

	(493)	(282)	16
Income tax (benefit) expense from continuing operations	(427)	(143)	84
Income tax (benefit) expense from discontinued operation	(1)	4	—

Income tax (benefit) expense	(428)	(139)	84

        In October 2000, the German government enacted new tax legislation which reduced the Company's statutory tax rate in Germany to a uniform 25%, effective for the Company's year ended September 30, 2002. Additionally, a solidarity surcharge of 5.5% and trade tax of 13% is levied, for a combined statutory tax rate of 39%. Prior to October 1, 2001, a split rate imputation system was applied of 40% on retained earnings and 30% on distributed earnings, for a combined statutory rate of 52%. The impact of the reduced tax rate on the Company's deferred tax balances relating to continuing operations of €29 was recorded in the year ended September 30, 2001.

        A reconciliation of income taxes for the years ended September 30, 2001, 2002 and 2003, determined using the German corporate tax rate plus trade taxes, net of federal benefit, for a combined statutory rate of 52% for 2001, and 39% for 2002 and 41% (which includes a one year flood victim relief levy of 2%) for 2003 is as follows:

	2001	2002	2003
Expected benefit for income taxes	(533)	(455)	(147)
Decrease (increase) in available tax credits	(13)	30	(35)
Non-taxable investment (income) loss	(14)	(39)	14
Foreign tax rate differential	(78)	(46)	1
Non deductible expenses and other provisions	41	99	58
Change in German tax rate—effect on opening balance	(29)	—	2
Change in German tax rate—effect on current year	154	(2)	7
Increase in valuation allowance	18	271	182
In-process research and development	29	10	1
Other	(2)	(11)	1

Actual (benefit) provision for income taxes	(427)	(143)	84

        Deferred income tax assets and liabilities as of September 30, 2002 and 2003 relate to the following:

	2002	2003
Assets:
Intangible assets	232	115
Fixed assets	43	105
Investments	10	8
Inventories	27	15
Deferred income	148	117
Net operating loss and tax credit carry-forwards	820	1,029
Other items	117	172

Gross deferred tax assets	1,397	1,561
Valuation allowances	(310)	(521)

Deferred tax assets	1,087	1,040

Liabilities:
Intangible assets	59	58
Property, plant and equipment	190	148
Accrued liabilities	8	31
Other items	40	56

Deferred tax liabilities	297	293

Deferred tax assets, net	790	747

        Net deferred income tax assets and liabilities are presented in the accompanying balance sheets as of September 30, 2002 and 2003 as follows:

	2002	2003
Deferred tax assets
Current	82	113
Non-current	787	705
Deferred tax liabilities
Current	(21)	(39)
Non-current	(58)	(32)

	790	747

        At September 30, 2003, the Company had tax loss carry-forwards of €2,195 (relating to both trade and corporate tax, plus an additional loss carry-forward applicable only to trade tax of €1,132), and tax credit carry-forwards of €100. Such tax loss and credit carry-forwards are mainly from German operations, are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law, except for tax loss carry-forwards from non-German operations of €91 which expire in 2020 and 2021.

        Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, amongst others, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company's ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three year period as of September 30, 2003, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods. As a result of this assessment, the Company increased the deferred tax asset valuation allowance as of September 30, 2003 by €182, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in future. During the year ended September 30, 2001 and 2002 valuation allowances relating to continuing operations in the amount of €18 and €271, respectively, were established for tax loss carry-forwards which, on a more likely than not basis, would not be fully utilized.

        The changes in valuation allowance for deferred tax assets during the years ended September 30, 2002 and 2003 were the follows:

	2002	2003
Balance, beginning of the year	19	310
Applicable to continuing operations	271	182
Applicable to discontinued operation	4	—
Deferred tax assets acquired in business combinations	16	45
Purchase accounting adjustments	—	(16)

Balance, end of the year	310	521

        As of September 30, 2003 the valuation allowance includes €45 established in connection with business combinations, which if reversed in future periods will be applied to the carrying value of intangible assets acquired in such business combinations.

        The Company did not provide for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries as of September 30, 2003, because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

        The income tax (benefit) expense for the 2001, 2002 and 2003 financial years was allocated to continuing operations and accumulated other comprehensive income. The aggregate amounts allocated to equity, for unrealized gains (losses) on securities and minimum pension liabilities, was €(15), €(6) and €4 for 2001, 2002 and 2003, respectively.

10.   Earnings (Loss) Per Share

        Basic earnings (loss) per share ("EPS") is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing adjusted net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive securities or ordinary share equivalents had been issued.

        The computation of basic and diluted EPS for the years ended September 30, 2001, 2002 and 2003, is as follows:

	For the year ended September 30,
	2001	2002	2003
Numerator:
Net loss from continuing operations	(592)	(1,017)	(435)

Net income (loss) from discontinued operation	1	(4)	—

Net loss	(591)	(1,021)	(435)

Denominator:
Weighted-average shares outstanding-basic	640,566,801	694,729,462	720,850,455
Effect of dilutive instruments	—	—	—

Weighted-average shares outstanding-diluted	640,566,801	694,729,462	720,850,455

Loss per share (in euro):
Basic and diluted—from continuing operations	(0.92)	(1.46)	(0.60)

Basic and diluted—from discontinued operation	—	(0.01)	—

Basic and diluted—net loss	(0.92)	(1.47)	(0.60)

        Potentially dilutive instruments include employee stock options and the convertible subordinated notes. The effects of the assumed exercise conversion of these instruments are anti-dilutive to loss per share, and are therefore excluded from the calculation of dilutive loss per share for the years ended September 30, 2001, 2002 and 2003.

11.   Marketable Securities

        Marketable securities at September 30, 2002 and 2003 consist of the following:

	September 30, 2002				September 30, 2003
	Cost	Fair Value	Unrealized Gain	Unrealized Loss	Cost	Fair Value	Unrealized Gain	Unrealized Loss
Foreign governments securities	10	10	—	—	10	11	1	—
Floating rate notes	299	299	2	(2)	343	345	10	(8)
Other debt securities	23	21	—	(2)	145	145	—	—

Total debt securities	332	330	2	(4)	498	501	11	(8)
Equity securities	9	7	—	(2)	27	36	10	(1)
Fixed term deposits	413	413	—	—	1,261	1,260	—	(1)

Total marketable securities	754	750	2	(6)	1,786	1,797	21	(10)

Reflected as follows:
Current asset	742	738	2	(6)	1,774	1,784	20	(10)
Non-current asset (note 17)	12	12	—	—	12	13	1	—

Total marketable securities	754	750	2	(6)	1,786	1,797	21	(10)

        At September 30, 2003 equity securities include shares held in ProMOS of €17, which are subject to a short-term sale restriction. The Company intends to dispose of its remaining shares in ProMOS in the short-term subject to regulatory approvals. The Company accounts for its investment in ProMOS as marketable securities available for sale effective April 1, 2003 (see note 16). The Company realized a gain of €60 during the year ended September 30, 2003 on the sale of ProMOS shares.

        Realized gains (losses) were €1, €(1) and €56 for the years ended September 30, 2001, 2002 and 2003, respectively, and are reflected as other non-operating income (expense), net in the accompanying consolidated statements of operations.

        As of September 30, 2003 all fixed term deposits had contractual maturities between three and twelve months.

        Debt securities at September 30, 2003 had the following remaining contractual maturities:

	Cost	Fair Value
Less than 1 year	168	172
Between 1 and 5 years	150	150
More than 5 years	180	179

	498	501

        Actual maturities may differ due to call or prepayment rights.

12.   Trade Accounts Receivable, net

        Trade accounts receivable at September 30, 2002 and 2003 consist of the following:

	2002	2003
Third party—trade	696	700
Siemens group—trade (note 27)	97	194
Associated and Related Companies—trade (note 27)	8	8

Trade accounts receivable, gross	801	902
Allowance for doubtful accounts	(43)	(26)

Trade accounts receivable, net	758	876

        Activity in the allowance for doubtful accounts for the years ended September 30, 2002 and 2003 is as follows:

	2002	2003
Allowance for doubtful accounts at beginning of year	48	43
Bad debt recovery, net	(5)	(16)
Foreign currency effects	—	(1)

Allowance for doubtful accounts at end of year	43	26

13.   Inventories

        Inventories at September 30, 2002 and 2003 consist of the following:

	2002	2003
Raw materials and supplies	105	85
Work-in-process	463	489
Finished goods	323	385

	891	959

14.   Other Current Assets

        Other current assets at September 30, 2002 and 2003 consist of the following:

	2002	2003
Financial instruments (note 29)	138	154
Associated and Related Companies—financial and other receivables (note 27)	28	125
Grants receivable	100	98
Miscellaneous receivables	116	94
VAT and other tax receivables	54	28
Siemens group—financial and other receivables (note 27)	23	18
Employee receivables	8	7
Intangible pension asset (note 28)	—	4
Other	56	77

	523	605

15.   Property, Plant and Equipment, net

        A summary of activity for property, plant and equipment for the year ended September 30, 2003 is as follows:

	Land and buildings	Technical equipment and machinery	Other plant and office equipment	Construction in progress	Total
Cost
September 30, 2002	1,055	6,254	2,077	364	9,750
Additions	14	530	131	197	872
Disposals	(1)	(132)	(98)	(7)	(238)
Consolidations	6	18	2	—	26
Transfers	34	168	24	(226)	—
Foreign currency effects	(43)	(188)	(57)	(30)	(318)

September 30, 2003	1,065	6,650	2,079	298	10,092
Accumulated depreciation
September 30, 2002	(418)	(3,372)	(1,469)	—	(5,259)
Additions	(67)	(948)	(353)	—	(1,368)
Disposals	1	89	92	—	182
Transfers	(15)	11	4	—	—
Foreign currency effects	11	119	40	—	170

September 30, 2003	(488)	(4,101)	(1,686)	—	(6,275)
Book value September 30, 2002	637	2,882	608	364	4,491

Book value September 30, 2003	577	2,549	393	298	3,817

        The Company is the lessor of technical equipment (see note 27) of €215 and €191 with related accumulated depreciation of €183 and €179 as of September 30, 2002 and 2003, respectively.

        At September 30, 2003, construction in progress includes €165 relating to the construction of a 300-millimeter wafer fabrication facility in Richmond, Virginia, USA, which is temporarily suspended and not depreciated. The Company expects to continue construction in the near term subject to market conditions.

16.   Long-term Investments, net

        A summary of activity for long-term investments for the year ended September 30, 2003 is as follows:

	Investment in Associated Companies	Investment in Related Companies	Total
Balance at September 30, 2002	583	125	708
Additions	54	22	76
Deferred income (note 5)	60	—	60
Disposals	(185)	(11)	(196)
Transfers to Marketable Securities	(213)	—	(213)
Impairments	(8)	(22)	(30)
Equity in earnings	18	—	18
Reclassification	6	(6)	—
Loss on share issuance	(2)	—	(2)
Foreign currency effects	7	(3)	4

Balance at September 30, 2003	320	105	425

        Investments in Related Companies principally relate to investment activities aimed at strengthening the Company's future intellectual property potential.

        The following Associated Companies at September 30, 2003 are accounted for using the equity method of accounting:

Name of the Associated Company	Direct and indirect ownership
Advanced Mask Technology Center GmbH & Co. KG, Dresden, Germany ("AMTC")	33.3%
ALTIS Semiconductor S.N.C., Essonnes, France ("ALTIS")	50.1%
Cryptomathic Holding ApS, Arhus, Denmark ("Cryptomathic")	25.4%
Enhanced Memory Systems Inc., Wilmington, Delaware, USA ("EMS")	20.0%
Hwa-Ken Investment Inc., Taipei, Taiwan ("Hwa-Ken")	50.0%
Inotera Memories Inc., Taoyuan, Taiwan ("Inotera")	50.0%
Maskhouse Building Administration GmbH & Co. KG, Dresden, Germany ("BAC")	33.3%
MICRAM Microelectronic GmbH, Bochum, Germany ("MICRAM")	25.1%
Newlogic Technologies AG, Lustenau, Austria ("Newlogic")	24.9%
Ramtron International Corp., Colorado Springs, Colorado, USA ("Ramtron")	20.0%
StarCore LLC, Austin, Texas, USA ("StarCore")	35.7%

        The Company has accounted for these investments under the equity method of accounting due to the lack of unilateral control (see note 2). The above companies are principally engaged in the research and development, design and manufacture of semiconductors and related products.

        On May 16, 2002, the Company entered into the AMTC joint venture with the partners Advanced Micro Devices, Inc., USA, (AMD) and DuPont Photomasks, Inc., USA, (DuPont) with the purpose to develop and manufacture advanced photo masks. In addition the Company agreed to sell specified photomask equipment to DuPont, and entered into a long-term purchase agreement through 2011. Accordingly at September 30, 2003, €28 was deferred which is to be recognized over the term of the purchase agreement.

        ALTIS is a joint venture between Infineon and IBM, with each having equal voting representation.

        Effective July 1, 2001, the Company acquired a 25.4% interest in Cryptomathic for €10 in cash.

        On January 12, 2001, the Company obtained a 25.1% interest in MICRAM. MICRAM develops high-speed integrated circuits with rates of more than 40 Gigabit per second.

        During the year ended September 30, 2001 the Company acquired an aggregate 24.9% interest in Newlogic for a total consideration of €21.

        In March 2001, the Company acquired a 20.1% interest (subsequently diluted to 20.0%) in Ramtron for total consideration of €31, consisting of 443,488 ordinary shares and cash of €11. Ramtron is a leading developer of specialty semiconductor memory products, based in Colorado Springs, Colorado, and listed on the Nasdaq exchange under the symbol RMTR. During the year ended September 30, 2002 the Company recorded an €9 impairment charge related to its investment because the decline in the market value of Ramtron shares since the initial investment was considered to be other-than-temporary.

        On November 13, 2002, the Company entered into agreements with Nanya relating to a strategic cooperation in the development of DRAM products and the foundation of a 50:50 joint venture (Inotera, directly and indirectly through our investment in Hwa-Ken Investment Inc.) to construct and operate a 300-millimeter manufacturing facility in Taiwan. Pursuant to the agreements, the Company and Nanya are developing advanced 90-nanometer and 70-nanometer technology, the cost of which will be borne two-thirds by the Company and one-third by Nanya. The new 300-millimeter manufacturing facility will be funded by the Inotera joint venture and employ the technology developed under the aforementioned agreements to manufacture DRAM products and is anticipated to be completed in two phases. The first phase is projected to be completed by the second half of the 2004 calendar year. The second phase is anticipated to be completed in the 2006 financial year. The joint venture partners are obligated to each purchase one-half of the facility's production based in part on market prices.

        On October 4, 2002, the Company announced that it has cancelled its shareholders' agreement with Mosel Vitelic Inc. ("MVI") relating to their ProMOS joint venture, effective January 1, 2003, due to material breaches of the terms of the shareholders' agreement by MVI. The product purchase and capacity reservation agreement, which establishes the rights and obligations of both shareholders to purchase product from ProMOS, also terminated on January 1, 2003. On January 27, 2003, the Company terminated its technology license agreement with ProMOS. ProMOS subsequently terminated this same technology license agreement. The technology license agreement provides for the use of an arbitration proceeding to resolve certain disputes. In May 2003, ProMOS initiated an arbitration proceeding relating to this dispute pursuant to International Chamber of Commerce (ICC) regulations which is to be conducted in Munich, Germany.

        During the years ended September 30, 2001 and 2002, ProMOS distributed employee bonuses in the form of shares and issued shares, which diluted the Company's shareholding at that time while increasing its proportional share of ProMOS shareholders' equity by €11 and €18, respectively. During the year ended September 30, 2003 ProMOS repurchased shares in the open market which increased the Company's shareholding at that time while decreasing its proportional share of ProMOS shareholders' equity by €2.

        In January 2003, the Company announced its intention to liquidate its investment in ProMOS, depending on market conditions, and in accordance with Taiwanese securities regulations. Effective April 1, 2003, due to the lack of significant influence, the investment was no longer accounted for on the equity method, and is treated as marketable securities available for sale (see note 11).

        On October 1, 2002, the Company, Agere Systems Inc. and Motorola Inc., incorporated StarCore LLC, based in Austin, Texas. As of September 30, 2003, the Company holds a 35.7% ownership interest with an aggregate value of €23. StarCore focuses on developing, standardizing and proliferating Digital Signal Processor (DSP) core technology.

        The Company recognized impairment charges related to certain investments for which the carrying value exceeded the fair value on an other-than-temporary basis, of €6, €39 and €30 for the years ended September 30, 2001, 2002 and 2003, respectively.

        Included in the amount of long-term investments at September 30, 2003 is goodwill of €38.

        For the Associated Companies as of September 30, 2003 the aggregate summarized financial information for the fiscal years 2001, 2002 and 2003, is as follows:

	2001	2002	2003
Sales	538	541	600
Gross profit	45	62	67
Net income (loss)	12	6	(6)

	2001	2002	2003
Current assets	329	269	243
Non-current assets	659	650	682
Current liabilities	(530)	(442)	(324)
Non-current liabilities	(8)	(13)	(15)

Shareholders' equity	450	464	586

17.   Other Assets

        Other non-current assets at September 30, 2002 and 2003 consist of the following:

	2002	2003
Intangible assets, net	554	411
Notes receivable	9	43
Marketable securities (note 11)	12	13
Associated and Related Companies—financial and other (note 27)	92	11
Employee receivables	2	2
Other, net	2	5

	671	485

        A summary of activity for intangible assets for the year ended September 30, 2003 is as follows:

	Goodwill	Other intangibles	Total
Cost
September 30, 2002	387	301	688
Additions	—	58	58
Impairments and write-offs	(68)	—	(68)
Disposals	—	(30)	(30)
Acquisitions	29	34	63
Adjustments	(70)	(20)	(90)
Foreign currency effects	(35)	(4)	(39)

September 30, 2003	243	339	582
Accumulated amortization
September 30, 2002	(31)	(103)	(134)
Additions	—	(69)	(69)
In-process R&D	—	(6)	(6)
Disposals	—	30	30
Foreign currency effects	4	4	8

September 30, 2003	(27)	(144)	(171)

Book value September 30, 2002	356	198	554

Book value September 30, 2003	216	195	411

        The estimated aggregate amortization expense relating to other intangible assets for each of the five succeeding financial years is as follows: 2004 €64; 2005 €48; 2006 €34; 2007 €27; 2008 €10.

        In June 2003, the Company entered into technology development and license agreements with IBM and Chartered Semiconductor for advanced logic process manufacturing technology. Licenses of €43 are amortized over the expected life of the related technology of five years.

        As a result of the combination of below forecasted operating results and moderated market expectations, the Company, taking the technical milestones achieved to date into account, revised the forecasted returns for the optical networking reporting unit of the Wireline Communications segment. Accordingly, the Company tested the reporting unit's goodwill for impairment using a present value technique based on discounted estimated future cash flows pursuant to SFAS No.142, "Goodwill and Other Intangible Assets", and recognized an impairment charge of €68 during the year ended September 30, 2003.

        During the years ended September 30, 2001 and 2002, the Company recognized impairment charges of €42 and €12, respectively.

18.   Trade Accounts Payable

        Trade accounts payable at September 30, 2002 and 2003 consist of the following:

	2002	2003
Third party—trade	837	750
Siemens group—trade (note 27)	154	73
Associated and Related Companies—trade (note 27)	206	54

	1,197	877

19.   Accrued Liabilities

        Accrued liabilities at September 30, 2002 and 2003 consist of the following:

	2002	2003
Personnel costs	187	257
Warranties and licenses	103	169
Taxes	93	67
Interest	31	42
Other	59	109

	473	644

20.   Other Current Liabilities

        Other current liabilities at September 30, 2002 and 2003 consist of the following:

	2002	2003
Deferred income	126	152
Payroll obligations and other liabilities to employees	162	121
VAT and other taxes payable	108	100
Restructuring (note 8)	35	27
Financial instruments (note 29)	3	11
Associated and Related Companies—financial and other (note 27)	62	5
Other	76	9

	572	425

        Deferred income includes amounts relating to licenses and technology transfer fees (see note 5), gain associated with sale of a business (see note 4) and government grants (see note 6).

21.   Debt

        Debt at September 30, 2002 and 2003 consists of the following:

	2002	2003
Short-term debt:
Notes payable to banks, weighted average rate 3.6%	96	8
Current portion of long-term debt	23	138
Capital lease obligations	1	3

Total short-term debt and current maturities	120	149

Long-term debt:
Convertible subordinated notes, 4.25%, due 2007	981	987
Convertible subordinated notes, 5.0%, due 2010	—	688
Loans payable to banks:
Unsecured term loans, weighted average rate 2.35%, due 2004–2008	595	566
Secured term loans, weighted average rate 6.31%, due 2004–2013	2	28
Loans payable, weighted average rate 4.0%, due 2004	6	6
Interest-free loan due 2004	51	—
Notes payable to governmental entity, rate 0.97%, due 2027–2031	70	60
Capital lease obligations	5	8

Total long-term debt	1,710	2,343

        Short-term notes payable to banks consist primarily of borrowings under the terms of short-term borrowing arrangements.

        On June 5, 2003, the Company (as guarantor) through its subsidiary Infineon Technologies Holding B.V. (as issuer), issued €700 in subordinated convertible notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 68.4 million ordinary shares of the Company, at a conversion price of euro 10.23 per share. Upon conversion, the Company may pay a cash amount in lieu of delivery of all or part of the shares. The notes accrue interest at 5.0% per year. The notes are unsecured and pari passu with all present and future unsecured subordinated obligations of the issuer, and cannot be converted for the first three years. The note holders have a negative pledge relating to future capital market indebtedness, as defined. The note holders have an early redemption option in the event of a change of control, as defined. A corporate reorganization resulting in a substitution of the guarantor shall not be regarded as a change of control, as defined. The Company may redeem the convertible notes after three years at their principal amount plus interest accrued thereon, if the Company's share price exceeds 125% of the conversion price on 15 trading days during a period of 30 consecutive trading days. The convertible notes are listed on the Luxembourg Stock Exchange. At September 30, 2003, unamortized debt issuance costs were €12.

        On February 6, 2002, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V. (as issuer), issued €1,000 in subordinated convertible notes due 2007 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 28.2 million of the Company's ordinary shares at a conversion price of euro 35.43 per share. Upon conversion, the Company may pay a cash amount in lieu of delivery of all or part of the shares. The convertible notes accrue interest at 4.25% per year. The notes are unsecured and pari passu with all present and future unsecured subordinated obligations of the issuer. The note holders have a negative pledge relating to any future capital market indebtedness, as defined. The note holders have an early redemption option in the event of a change of control, as defined. The Company may redeem the convertible notes after three years at their principal amount plus interest accrued thereon, if the Company's share price exceeds 115% of the conversion price on 15 trading days during a period of 30 consecutive trading days. The convertible notes are listed on the Luxembourg Stock Exchange. At September 30, 2003, unamortized debt issuance costs were €13.

        Included in unsecured term loans is a €450 syndicated credit facility relating to the expansion of the Dresden manufacturing facility, which was fully drawn as of September 30, 2002 and 2003. The credit facility is supported by a partial guarantee of the Federal Republic of Germany and another governmental entity. The credit facility contains specified financial covenants, provides for annual payments of interest and matures on September 30, 2005.

        The interest-free loan, due September 2004, which is included in current portion of long-term debt as of September 30, 2003, consists of borrowings under an arrangement whereby a governmental entity has agreed to pay all interest thereon. Additionally, should the Company meet certain stipulations, the governmental entity has agreed to reimburse the Company for the outstanding balance of the loan. The Company has complied with the stipulations through September 30, 2003.

        Notes payable to governmental entity consist of unsecured Industrial Revenue Bonds associated with the construction at the Infineon Richmond facility.

        The Company has established independent financing arrangements with several financial institutions, in the form of both short and long-term credit facilities, which are available for anticipated funding purposes.

			As of September 30, 2003
Term	Nature of financial institution commitment	Purpose/intended use	Aggregate facility	Drawn	Available
short-term	firm commitment	working capital, guarantees, cash management	612	63	549
short-term	no firm commitment	working capital	91	—	91
long-term	firm commitment	working capital	378	3	375
long-term(1)	firm commitment	project finance	751	751	—

			1,832	817	1,015

(1)
Including current maturities.

        At September 30, 2003, the Company is in compliance with its debt covenants under the relevant facilities. The Company has a €375 syndicated multicurrency revolving credit facility, which expires in September 2005. The facility has customary financial covenants and drawings bear market related interest. At September 30, 2003 no amounts were outstanding under this facility. The Company had an additional €375 short-term component to the revolving credit facility available at September 30, 2002, however in September 2003 elected not to extend this component due to available cash resources.

        Interest expense for the years ended September 30, 2001, 2002 and 2003 was €42, €89 and €126, respectively.

        Aggregate amounts of long-term debt maturing subsequent to September 30, 2003 are as follows:

Year ending September 30,	Amount
2005	530
2006	49
2007	1,008
2008	4
thereafter	752

2,343

22.   Other Liabilities

        Other non-current liabilities at September 30, 2002 and 2003 consist of the following:

	2002	2003
Redeemable interest	218	242
Deferred government grants (note 6)	230	223
Accrued pension liabilities (note 28)	82	87
Deferred income, other	—	28
Deferred license and technology transfer fees (note 5)	39	22
Accrued post-retirement benefits (note 28)	6	5
Minority interest	12	5
Other	22	18

	609	630

        Under the Company's agreements with the other investors in the SC300 venture, each of them has the right to sell their interest in the venture to the Company on September 30, 2005 and every third anniversary thereafter, and the Company has the right to purchase their interests in the venture once every three years, commencing March 31, 2004. In addition, each of the other investors has the right to sell their interest in the venture to the Company under certain conditions. The carrying amount of this redeemable interest represents their contributed capital and is increased by amounts representing accretion of interest, which could be payable under the redemption feature, so that the carrying amount of the liability will equal the redemption amount at any redemption date.

23.   Ordinary Share Capital

        As of September 30, 2003 the Company had 720,880,604 registered ordinary shares of euro 2.00 notional value per share outstanding. During the year ended September 30, 2003, due to the achievement of certain milestones, 96,386 shares representing contingent purchase consideration in connection with the Catamaran acquisition (see note 3), were released from third party escrow, and are reflected as issued in the accompanying statement of shareholders' equity.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS --(Continued)

(euro in millions, except where otherwise stated)

  Authorized and Conditional Share Capital

        In addition to the issued share capital, the Company's Articles of Association authorize the Management Board to increase the ordinary share capital with the Supervisory Board's consent by issuing new shares. As of September 30, 2003, the Management Board may use these authorizations to issue new shares as follows:

  •
  Through January 21, 2007, Authorized Share Capital I/2002 in an aggregate nominal amount of up to €295 to issue shares for cash, where the preemptive rights of shareholders may be partially excluded, or in connection with business combinations (contributions in kind), where the preemptive rights of shareholders may be excluded for all shares.

  •
  Through March 31, 2004, Authorized Share Capital II—in an aggregate nominal amount of up to €119 to issue shares to employees (in which case the pre-emptive rights of existing shareholders are excluded).

        The Company has conditional capital of up to an aggregate nominal amount of €96 (Conditional Share Capital I) and of up to an aggregate nominal amount of €29 (Conditional Share Capital III) that may be used to issue up to 62.5 million new registered shares in connection with the Company's long-term incentive plans (see note 24). These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

        The Company has conditional capital of up to an aggregate nominal amount of €50 (Conditional Share Capital II) that may be used to issue up to 25 million new registered shares upon conversion of debt securities, which have been issued in February 2002 and may be converted until January 23, 2007 (see note 21). These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

        The Company has conditional capital of up to an aggregate nominal amount of €136.8 (Conditional Share Capital II/2002) that may be used to issue up to 68.4 million new registered shares upon conversion of debt securities, which have been issued in June 2003 and may be converted until May 22, 2010 (see note 21). These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

        The Company has further conditional capital of up to an aggregate nominal amount of €213.2 (Conditional Share Capital II/2002) that may be used to issue up to 106.6 million new registered shares upon conversion of debt securities which may be issued before January 21, 2007. These shares will have dividend rights from the beginning of the year in which they are issued.

  Capital Transactions

        Following the Formation, the Company was capitalized through the issuance of 600,000,000 ordinary shares with an aggregate nominal value of €1,200. On March 13, 2000, the Company successfully completed its initial public offering ("IPO") of 16,700,000 ordinary shares, in the form of American Depository Shares which are listed on the New York Stock Exchange and ordinary shares which are listed on the Frankfurt Stock Exchange, raising €562, net of offering expenses.

        In April 2000, pursuant to a private placement, the Company sold 7,592,430 ordinary shares, raising €259.

        On June, 2000, the Company issued 1,209,077 ordinary shares from Authorized Share Capital III to acquire the net assets of Savan.

        In March 2001, the Company issued 443,488 ordinary shares from Authorized Share Capital III as partial consideration to acquire an interest in Ramtron International Corp.

        In April 2001, the Company issued 706,714 ordinary shares from Authorized Share Capital III to acquire Ardent.

        In July 2001, the Company successfully completed a secondary public offering of 60,000,000 ordinary shares, raising €1,475, net of offering expenses.

        In August 2001, the Company issued 6,373,435 ordinary shares from Authorized Share Capital III to acquire Catamaran.

        In September 2002, the Company issued 27,500,000 ordinary shares from Authorized Share Capital I/2002 to acquire MIC (see note 3).

        Under German commercial law (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent, as determined in accordance with the HGB. All dividends must be approved by shareholders. The ordinary shareholders meeting held in January 2003 did not authorize a dividend. No dividend will be proposed by management to the shareholders for the 2003 financial year, since Infineon Technologies AG as the ultimate parent incurred a loss (Bilanzverlust) for the year ended September 30, 2003.

24.   Stock-based Compensation

  Fixed Stock Option Plans

        On April 6, 2001, the Company's shareholders approved the International Long-Term Incentive Plan (the "LTI 2001 Plan") which replaced the LTI 1999 Plan. Options previously issued under the LTI 1999 Plan remain unaffected as to terms and conditions, however, no additional options may be issued under the LTI 1999 Plan. Under the terms of the LTI 2001 Plan, the Company can grant up to 51.5 million options over a five-year period. The exercise price of each option equals 105% of the average closing price of the Company's stock during the five trading days prior to the grant date. Granted options have a vesting period of between two and four years and expire seven years from the grant date.

        In 1999, the shareholders approved a share option plan (the "LTI 1999 Plan"), which provided for the granting of non-transferable options to acquire ordinary shares over a future period. Under the terms of the LTI 1999 Plan, the Company could grant up to 48 million options over a five-year period. The exercise price of each option equals 120% of the average closing price of the Company's stock during the five trading days prior to the grant date. Granted options vest at the latter of two years from the grant date or the date on which the Company's stock reaches the exercise price for at least one trading day. Options expire seven years from the grant date.

        Under the LTI 2001 Plan, the Company's Supervisory Board will decide annually within three months after publication of the financial results how many options to grant to the Management Board. The Management Board will, within the same three-month period, decide how many options to grant to eligible employees.

        A summary of the status of the LTI 1999 Plan and the LTI 2001 Plan as of September 30, 2003, and changes during the three years then ended is presented below:

	2001		2002		2003
	Number of options	Weighted average exercise price	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding at beginning of year	5,469,468	€42.15	11,267,878	€48.56	19,883,210	€35.96
Granted	6,013,060	€54.15	9,393,030	€21.74	11,724,760	€8.97
Exercised	—	—	—	—	—	—
Forfeited	(214,650)	€43.82	(777,698)	€45.90	(1,718,486)	€32.80

Outstanding at end of year	11,267,878	€48.56	19,883,210	€35.96	29,889,484	€25.56

Exercisable at end of year	—	—	5,060,460	€42.00	9,581,529	€48.56

        The following table summarizes information about stock options outstanding and exercisable at September 30, 2003:

	Outstanding			Exercisable
Range of exercise prices	Number of options	Weighted- average remaining life (in years)	Weighted- average exercise price	Number of options	Weighted- average exercise price
€5–€10	11,072,740	6.14	€8.91	—	—
€10–€15	1,616,400	6.00	€12.65	—	—
€15–€20	176,750	5.84	€15.75	—	—
€20–€25	7,361,690	5.18	€23.70	—	—
€25–€30	143,750	4.99	€27.44	63,375	€27.54
€40–€45	4,675,214	3.46	€42.03	4,675,214	€42.03
€50–€55	103,700	4.51	€53.26	103,700	€53.26
€55–€60	4,739,240	4.16	€55.18	4,739,240	€55.18

Total outstanding & exercisable	29,889,484	5.15	€25.56	9,581,529	€48.56

  Employee Stock Purchase Plans

        The Company has a worldwide employee stock purchase plan which provides employees with the opportunity to purchase ordinary shares of the Company at a discount of 15%, subject to a certain maximum per employee and a one year holding period. Pursuant to the provisions of this plan, employees purchased 355,460 shares during the year ended September 30, 2002. There was no plan offering during the year ended September 30, 2003.

  Fair value disclosures

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

	2001	2002	2003
Weighted-average assumptions:
Risk-free interest rate	5.35%	4.19%	3.85%
Expected volatility	50%	52%	59%
Dividend yield	0%	0%	0%
Expected life in years	4.50	4.50	4.50
Weighted-average fair value per option at grant date in Euro	24.18	9.09	4.41

If the Company had accounted for stock option grants and employee stock purchases under its plans, according to the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net income (loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated below, pursuant to the provision of SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure":

	2001	2002	2003
Net loss:
As reported	(591)	(1,021)	(435)
Deduct: Stock-based employee compensation expense included in reported net income, net of related tax effects	25	23	7
Add: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(72)	(92)	(43)

Pro forma	(638)	(1,090)	(471)

Basic and diluted loss per share:
As reported	€(0.92)	€(1.47)	€(0.60)
Pro forma	€(1.00)	€(1.57)	€(0.65)

25.   Other Comprehensive Income (Loss)

        The changes in the components of other comprehensive income (loss) for the years ended September 30, 2001, 2002 and 2003 are as follows:

	2001			2002			2003
	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Unrealized (losses) gains on securities:
Unrealized holding (losses) gains	(3)	1	(2)	(4)	2	(2)	11	—	11
Reclassification adjustment for losses (gains) included in net income (loss)	(13)	7	(6)	3	(1)	2	4	(2)	2

Net unrealized (losses) gains	(16)	8	(8)	(1)	1	—	15	(2)	13
Additional minimum pension liability	(19)	7	(12)	(13)	5	(8)	4	(2)	2
Foreign currency translation adjustment	(19)	—	(19)	(92)	—	(92)	(76)	—	(76)

Other comprehensive (loss) income	(54)	15	(39)	(106)	6	(100)	(57)	(4)	(61)
Accumulated other comprehensive income (loss)—beginning of year	119	(7)	112	65	8	73	(41)	14	(27)

Accumulated other comprehensive income (loss)—end of year	65	8	73	(41)	14	(27)	(98)	10	(88)

26.   Supplemental Cash Flow Information

	2001	2002	2003
Cash paid for:
Interest	52	55	91
Income taxes	282	46	53
Operating activities:
Cash received for tax-free government grants	22	86	34
Non-cash investing and financing activities:
Contributions from (to) Siemens	(11)	10	(6)
Acquisition of intangible assets	10	16	8
Assets acquired through capital lease transactions	—	2	5

        On August 14, 2001 the Company entered into an agreement to sell its 49% interest in the OSRAM Opto Semiconductors GmbH & Co. OHG joint venture ("OSRAM Opto") for €565 to OSRAM GmbH ("OSRAM"), a wholly owned subsidiary of Siemens. Pursuant to the provisions of Accounting Interpretation No. 39 of APB Opinion 16, "Transfers and Exchanges Between Companies under Common Control", transfers of long-lived assets between entities under common control are to be accounted for at their historic costs and any excess of consideration received should be accounted for as a capital contribution. Accordingly, since the Company was a subsidiary of Siemens at the transaction date, the excess purchase price, net of tax, of €392 is reflected as a direct increase to additional paid-in capital at September 30, 2001.

27.   Related Parties

        The Company has transactions in the normal course of business with Siemens group companies and with Related and Associated Companies (together, "Related Parties"). The Company purchases certain of its raw materials, especially chipsets, from, and sells a considerable portion of its products, to Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

        Related Party receivables at September 30, 2002 and 2003 consist of the following:

	2002	2003
Current:
Siemens group—trade	97	194
Associated and Related Companies—trade	8	8
Siemens group—financial and other	23	18
Associated and Related Companies—financial and other	28	125
Employee receivables	8	7

	164	352

Non-current:
Associated and Related Companies—financial and other	92	11
Employee receivables	2	2

	94	13

Total Related Party receivables	258	365

        Related Party payables at September 30, 2002 and 2003 consist of the following:

	2002	2003
Siemens group—trade	154	73
Associated and Related Companies—trade	206	54
Associated and Related Companies—financial and other	62	5

Total Related Party payables	422	132

        Related Party receivables and payables have been segregated (1) between amounts owed by or to Siemens group companies and companies in which the Company has an ownership interest and (2) based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of product. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrue interest at interbank rates.

        The Company and IBM have both extended revolving term loans to ALTIS. As of September 30, 2003, the outstanding balance of the Company's loan to ALTIS was €61 and is included in current Associated and Related Companies—financial and other receivables.

        At September 30, 2003, current Associated and Related Companies—financial and other receivables include an unsecured loan of €58 to Inotera, which bears interest at market rates and was converted to equity in October 2003.

        At September 30, 2002 current Associated and Related Companies—financial and other payables include a loan of $55 million from UMCi, which bears interest at market rates and was due and repaid during the year ended September 30, 2003.

        Transactions with Related Parties during the years ended September 30, 2001, 2002 and 2003, include the following:

	2001	2002	2003
Sales to Related Parties:
Siemens group companies	848	685	836
Associated and Related Companies	147	170	163

	995	855	999

Purchases from Related Parties:
Siemens group companies	417	681	413
Associated and Related Companies	1,040	686	470
Interest income from Related Parties	9	5	4
Interest expense to Related Parties	10	2	1

        Sales to Siemens group companies include sales to the Siemens group sales organizations for resale to third parties of €89, €77 and €86 for the years ended September 30, 2001, 2002 and 2003, respectively. Sales are principally conducted through the Company's own independent sales organization directly to third parties. Where the Company has not established its own independent sales organization in a certain country, a commission is paid to the Siemens group sales organizations where they assist in making sales directly to third parties.

        Purchases from Siemens group companies primarily include purchases of inventory, IT services, and administrative services.

        Technical equipment is leased to ALTIS (see note 15). The non-cancelable future lease payments due under this lease at September 30, 2003 amount to €17 for the year ending September 30, 2004.

        On August 10, 2000, Siemens issued a guaranteed exchangeable note with an aggregate nominal amount of €2,500 (representing 4% of the Company's ordinary share capital), which is divided into bearer notes with a nominal amount of €0.1 each. The notes bear a 1% fixed annual interest rate and are to be redeemed by Siemens on August 10, 2005. Each note can be exchanged, in certain circumstances, through August 10, 2005 for 1,000 the Company's shares.

        On December 5, 2001, Siemens transferred 200 million of the Company shares, or approximately 28.9% of the Company's then outstanding share capital, to an non-voting trust, not related to the Siemens group, under a trust agreement. The trustee has legal title to the shares held in trust and Siemens has irrevocably relinquished all voting rights in the shares. However, the trustee is not permitted to vote any of the Company shares it holds in trust under the trust agreement. Siemens continues to be entitled to all the benefits of economic ownership of the shares held in trust, including the right to receive cash dividends and any proceeds resulting from a permitted sale of the Company shares held in trust under the trust agreement. Under the trust agreement, the trustee holds the shares in trust for the benefit of the beneficiaries under the trust agreement, which include Siemens as trustor and third-party shareholders of the Company. The trust agreement will terminate when the Siemens group, on a consolidated basis, has held, directly or indirectly, less than 50% of the voting share capital of the Company, including the shares held in trust by the trustee, for a period of two consecutive years. Certain provisions of the trust agreement, including those relating to voting and transfer of the shares held in trust, may not be amended without the approval of the Company's shareholders.

        Siemens Pension Trust e.V., Munich informed the Company, by letter dated December 12, 2002, that their share of the voting rights of Infineon Technologies AG had fallen below the threshold of 10% on December 2, 2002. The Company assumes that the shareholding of the Siemens group on a consolidated basis had fallen below 50% at the same time.

        The transfer of the Company's shares to the non-voting trust by Siemens on December 5, 2001, reduced Siemens' voting interest in the Company by an amount corresponding to the number of shares transferred. Accordingly, while Siemens' ownership interest in the Company at September 30, 2003 is 39.7%, its voting interest approximates 12.0%. Since shareholders of the Company other than Siemens and the non-voting trust own approximately 60.3% of the Company's share capital, they control a majority of the shares that may be voted at the Company's shareholders' meeting. The effect of the transfer of the Company's shares into the non-voting trust is that the other shareholders in the Company have a disproportionate voting interest.

28.   Pension Plans

        The Company provides pension benefits to a significant portion of its employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both salary level and position).

        Information with respect to the Company's pension plans for the years ended September 30, 2001, 2002 and 2003 is presented by German ("Domestic") plans and non-German ("Foreign") plans.

	2001		2002		2003
	Domestic plans	Foreign plans	Domestic plans	Foreign plans	Domestic plans	Foreign plans
Change in projected benefit obligations:
Projected benefit obligations beginning of year	(170)	(50)	(197)	(47)	(218)	(58)
Service cost	(12)	(2)	(13)	(5)	(13)	(5)
Interest cost	(11)	(3)	(12)	(3)	(13)	(4)
Actuarial (losses) gains	(6)	(1)	—	2	3	(5)
Business combinations	—	—	—	(7)	—	(7)
Divestitures	—	—	1	—	—	—
New plan created	—	—	(1)	(2)	—	—
Plan amendments	—	4	—	—	(4)	—
Settlement of pension obligations	—	1	—	—	—	—
Benefits paid	2	1	2	2	2	1
Curtailment	—	—	2	—	—	3
Foreign currency effects	—	3	—	2	—	5

Projected benefit obligations end of year	(197)	(47)	(218)	(58)	(243)	(70)

Change in fair value of plan assets:
Fair value at beginning of year	155	9	133	24	130	26
Contributions and transfers	2	16	2	3	12	2
Actual return on plan assets	(22)	1	(13)	1	3	—
Benefits paid	(2)	(1)	(2)	(2)	(2)	(1)
Business combination	—	—	—	—	—	4
New plan created	—	—	—	2	—	—
Foreign currency effects	—	(1)	—	(2)	—	(4)

Fair value at end of year	133	24	120	26	143	27

Funded status	(64)	(23)	(98)	(32)	(100)	(43)
Unrecognized actuarial loss	52	4	68	3	66	6
Unrecognized prior service cost (benefit)	—	—	—	—	4	(2)
Unrecognized net obligation	2	—	—	—	—	—
Post measurement date contributions	—	—	10	—	16	—

Net liability recognized	(10)	(19)	(20)	(29)	(14)	(39)

        The above net liability is recognized as follows in the accompanying balance sheets as of September 30:

	2001		2002		2003
	Domestic plans	Foreign plans	Domestic plans	Foreign plans	Domestic plans	Foreign plans
Prepaid pension cost	—	—	—	—	—	1
Intangible asset (note 14)	—	—	—	—	4	—
Accumulated other comprehensive income	19	—	33	—	29	—
Accrued pension liability (note 22)	(29)	(19)	(53)	(29)	(47)	(40)

Net liability recognized	(10)	(19)	(20)	(29)	(14)	(39)

        The assumptions used in calculating the actuarial values for the principal pension plans are as follows:

	2001		2002		2003
	Domestic plans	Foreign plans	Domestic plans	Foreign plans	Domestic plans	Foreign plans
Discount rate	6.0%	7.5%	6.0%	5.5% - 7.0%	5.8%	5.3% - 6.0%
Rate of compensation increase	3.0%	4.5%	3.0%	3.0% - 4.5%	3.0%	3.0% - 4.5%
Expected return on plan assets	10.0%	8.0%	5.4%	6.0% - 8.0%	4.9%	6.0% - 7.0%

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

        The components of net periodic pension cost for the years ended September 30, 2001, 2002 and 2003 are as follows:

	2001		2002		2003
	Domestic plans	Foreign plans	Domestic plans	Foreign plans	Domestic plans	Foreign plans
Service cost	(12)	(2)	(13)	(5)	(13)	(5)
Interest cost	(11)	(3)	(12)	(3)	(13)	(4)
Expected return on plan assets	15	1	5	1	6	2
Amortization of unrecognized losses	—	3	(2)	—	(3)	—
Amortization of unrecognized net obligation	(2)	—	(2)	—	—	—
Curtailment gain recognized	—	—	2	—	—	3

Net periodic pension cost	(10)	(1)	(22)	(7)	(23)	(4)

        On September 25, 2000, the Company established the Infineon Technologies Pension Trust e.V. (the "Pension Trust") for the purpose of funding future pension benefit payments for employees in Germany. The Company contributed €155 of cash and marketable debt and equity securities, which qualify as plan assets under SFAS No. 87, to the Pension Trust for use in funding these pension benefit obligations, thereby reducing accrued pension liabilities.

        The effect of the employee terminations, in connection with the Company's restructuring plan (see note 8), on the Company's pension obligation is reflected as a curtailment in the years ended September 30, 2002 and 2003 pursuant to the provisions of SFAS No. 88 "Employers Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

        During the years ended September 30, 2002 and 2003, the Company made contributions of €12 and €28, respectively, to fund its pension plan in Germany.

        During the year ended September 30, 2002, the Company established a deferred savings plan for its German employees, whereby a portion of the employee's salary is invested for a lump sum benefit payment including interest upon retirement. The liability for such future payments is actuarially determined and accounted for on the same basis as the Company's other pension plans.

        Following the Company's spin-off from Siemens, the Company established a pension plan for its US employees separate from the Siemens US pension plan. At the time of the spin-off, the funded status of the Company's allocated portion of the Siemens US pension plan relating to the transferred employees was reflected as an accrued pension liability. Subsequently, Siemens transferred assets to fund this liability based on an actuarial determination. The difference between the actuarial valuation at the funding date and the originally allocated liability of €10 and €(6) is reflected as an equity transaction during the years ended September 30, 2002 and 2003, respectively.

        The Company provides post-retirement health care benefits to eligible employees in the United States. The Company recognized net periodic benefit cost of €1, €0 and €0 for the years ended September 30, 2001, 2002 and 2003, respectively. The net liability recognized in the balance sheet was €6 at September 30, 2001 and 2002, respectively, and €5 at September 30, 2003.

        As a matter of policy, the Company's pension plans do not invest in the Company's shares.

29.   Financial Instruments

        The Company periodically enters into derivatives including foreign currency forward and option contracts. The objective of these transactions is to reduce the market risk of exchange rate fluctuations to its foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.

        The euro equivalent notional amounts in millions and fair values of the Company's derivative instruments as of September 30, 2002 and 2003 are as follows:

	2002		2003
	Notional amount	Fair value	Notional amount	Fair value
Forward contracts sold:
U.S. dollar	313	6	306	5
Japanese yen	—	—	8	—
Great Britain pound	—	—	2	—
Forward contracts purchased:
U.S. dollar	148	—	54	(1)
Japanese yen	75	(2)	29	1
Singapore dollar	33	(1)	20	—
Great Britain pound	7	—	4	—
Other currencies	52	—	15	1
Currency Options sold:
U.S. dollar	—	—	175	(10)
Currency Options purchased:
U.S. dollar	—	—	186	7
Cross currency interest rate swap:
U.S. dollar	616	106	547	113
Interest rate swap:	500	26	1,200	27
Forward rate agreements:	150	—	—	—

Fair value, net		135		143

        At September 30, 2002 and 2003, all derivative financial instruments are recorded at fair value.

        Gains related to foreign currency derivatives and foreign currency transactions amounted to €34 for the year ended September 30, 2001 and losses related to foreign currency derivatives and foreign currency transactions amounted to €16 and €35 for the years ended September 30, 2002 and 2003, respectively. Gains and losses on derivative financial instruments are included in determining net income, with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other income or expense.

        Fair values of financial instruments are determined using quoted market prices or discounted cash flows. The fair value of the Company's unsecured term loans and interest-bearing notes payable approximate their carrying values as their interest rates approximate those which could be obtained currently. Due to the restrictions on transferability under the interest free arrangement, a fair value other than the carrying value of the interest-free loan is not meaningful. At September 30, 2003 the convertible notes due 2007 and the convertible notes due 2010 were trading at a 6.9% discount to par and a 36.8% premium to par, respectively, based on quoted market values on the Luxembourg Stock Exchange. The fair values of the Company's cash and cash equivalents, receivables, related-party receivables and payables and other financial instruments approximate their carrying values due to their short-term nature. Marketable securities are recorded at fair value (see note 11).

30.   Risks

        Financial instruments that expose the Company to credit risk consist primarily of trade receivables, cash equivalents, marketable securities and foreign currency derivatives. Concentrations of credit risks with respect to trade receivables are limited by the large number of geographically diverse customers that make up Company's customer base. The Company controls credit risk through credit approvals, credit limits and monitoring procedures, as well as comprehensive credit evaluations for all customers. Related Parties account for a considerable portion of sales and trade receivables. The credit risk with respect to cash equivalents, marketable securities and foreign currency derivatives is limited by transactions with a number of large international financial institutions up to pre-established limits. The Company does not believe that there is significant risk of non-performance by these counterparties because the Company monitors their credit risk and limits the financial exposure and the amount of agreements entered into with any one financial institution.

        In order to remain competitive, the Company must continue to make substantial investments in process technology and research and development. Portions of these investments might not be recoverable if these research and development efforts fail to gain market acceptance or if markets significantly deteriorate.

31.   Commitments and Contingencies

  Litigation

        On August 7, 2000 and August 8, 2000, Rambus Inc. ("Rambus"), filed separate actions against the Company in the U.S. and Germany. Rambus alleges that the Company's SDRAM and DDR DRAM products infringe patents owned by Rambus.

        On May 4, 2001 and May 9, 2001, the Federal District Court for the Eastern District of Virginia (the "District Court") dismissed all 57 of Rambus' patent infringement claims against us. In addition, the court found that Rambus committed fraud by its conduct in the JEDEC standard setting organization and awarded damages to us. On January 29, 2003 the U.S. Court of Appeals for the Federal Circuit ("CAFC") revised the District Court's claim construction on 4 claim terms, and remanded the infringement case back to the District Court for a jury trial. The CAFC also reversed the District Court's finding that Rambus had committed fraud by its conduct in JEDEC. The Company appealed the CAFC's decision unsuccessfully to the U.S. Supreme Court. The retrial in the District Court on the patent infringement claims is in the early stages. We believe we have meritorious defenses to the allegations of infringement.

        Court proceedings in the German court began in December 2000 and are still active. An expert report commissioned by the court was rendered in May 2002 but the court has not yet made its decision on the basis of this report. In September 2002, the European Patent Office (EPO) declared that the Rambus patent had been unduly broadened, thus making it easier for us to defend against allegations of direct infringement. Rambus has appealed the EPO's declaration, and the EPO is expected to decide on the appeal following a hearing in February 2004. The Court has scheduled a hearing in the infringement matter for May 2004 subsequent to the then expected decision of the EPO. We believe we have meritorious defenses to the allegations of infringement.

        SDRAM and DDR DRAM products incorporating the technology that is the subject of the Rambus claims currently constitute substantially all of the products of our Memory Products segment. This segment contributed net sales of €2,485 and earnings before interest and taxes of €31 during the year ended September 30, 2003. If the Company were to be enjoined from producing SDRAM and DDR DRAM products, its financial position and results of operations would be materially and adversely affected, since the Company would have to discontinue the SDRAM and DDR DRAM product lines or enter into a licensing arrangement with Rambus, which could require the payment of substantial licensing fees.

        We currently license certain RDRAM technology from Rambus. The Company's use of this technology is not in dispute in the proceedings described above.

        On June 17, 2002, our U.S. subsidiary received a grand jury subpoena from the U.S. District Court for the Northern District of California seeking information regarding an investigation by the Antitrust Division of the Department of Justice (the "DOJ") into possible antitrust violations in the DRAM industry. The Company is cooperating with the DOJ in its investigation.

        Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against us and other DRAM suppliers. Sixteen cases were filed between June 21, 2002 and September 19, 2002 in the following federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from the various DRAM suppliers during a specified time period commencing on or after October 1, 2001. The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys' fees, and an injunction against the allegedly unlawful conduct. On September 26, 2002, the Judicial Panel on Multi-District Litigation held a hearing and subsequently ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated or consolidated pretrial proceedings.

        Eight additional cases were filed between August 2, 2002 and March 11, 2003 in the following California state superior courts: five in San Francisco County, one in Santa Clara County, one in Los Angeles County, and one in Humboldt County. Each of the California state cases purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM during a specified time period commencing December 1, 2001. The complaints allege violations of California's Cartwright Act and Unfair Competition Law and unjust enrichment and seek treble damages in unspecified amounts, restitution, costs, attorneys' fees, and an injunction against the allegedly unlawful conduct. In response to a petition filed by one of the plaintiffs, a judge appointed by the Judicial Council of California subsequently ordered that the then-pending state cases be coordinated for pretrial purposes and recommended that they be transferred to San Francisco County Superior Court for coordinated or consolidated pretrial proceedings.

        Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Accordingly, as of September 30, 2003, the Company has accrued a liability and charged operating income in the amount of €28 related to the DOJ investigation and civil antitrust claims. As additional information becomes available, the potential liability related to these matters would be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material impact on the Company's results of operations and financial position.

        In April 2003, the Company received a request for information from the European Commission (the "Commission") to enable the Commission to assess the compatibility with the Commission's rules on competition of certain practices of which the Commission has become aware in the European market for DRAM memory products. The Company is in cooperation with the Commission in its investigation and is unable to predict the outcome of this matter.

        An adverse final resolution of the Rambus claims, the DOJ or Commission investigations or the civil antitrust claims described above would result in substantial financial liability to, and other adverse effects upon, the Company, which would have a material adverse effect on its business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations or financial condition or cash flows.

        In October 1999, Deutsche Telekom AG notified us of a potential contractual warranty claim in respect of chips supplied by us for Deutsche Telekom calling cards. The claim relates to damages allegedly suffered by Deutsche Telekom as a result of such cards being fraudulently reloaded by third parties. Deutsche Telekom originally alleged damages of approximately €90 as a result of these activities, reflecting damages suffered and the cost of remedial measures, and sought compensation from both Siemens and the Company. In September 2001, however, Deutsche Telekom brought an action in the State Court (Landgericht) in Darmstadt, Germany against Siemens alone, and increased the alleged amount of damages to approximately €125. Siemens served third party notice on the Company on December 21, 2001. In 2003, Deutsche Telekom increased its claim to €150. On July 15, 2003, the State Court ruled that Deutsche Telekom did not have a valid claim for damages against Siemens and the Company. Deutsche Telekom has appealed the decision. Should Siemens be found liable, the Company could be responsible for payments to Siemens in connection with certain indemnifications provided to Siemens at our formation. The Company has investigated the Deutsche Telekom claim and believes that it is without merit.

        One of the Company customers notified it on May 18, 2000 that the customer had received a letter from Rambus alleging that one of the components of its product violates Rambus' patents. The Company supplied this customer with the relevant component, and the customer has requested that the Company indemnify it for any damages it may incur as a result of Rambus' claims. The customer's notice to the Company does not specify any figure for such damages. Accordingly, the Company cannot predict at this time what the Company's exposure, if any, is likely to be if this customer's claim against the Company is found to be valid.

        On May 7, 2003 ProMOS filed arbitration proceedings against the Company in Munich under the ICC Arbitration Rules. The Company had licensed certain DRAM technologies to ProMOS under a license agreement, which the Company subsequently terminated due to ProMOS' breach. ProMOS is seeking an affirmative judgment that ProMOS was entitled to terminate the license agreement due to the Company's material breach, but to be allowed to continue to use the licensed technology. ProMOS is also seeking payment of approximately $31 million for DRAM products sold to the Company. The Company has denied the alleged material breach and requested the arbitration tribunal to dismiss all of ProMOS' claims. The Company has also filed counterclaims seeking an affirmative judgment that the Company was entitled to terminate the license agreement due to a material breach by ProMOS, that ProMOS be required to cease using the Company's DRAM technologies and that the Company is entitled to damages for the misappropriation of the Company's DRAM technologies in an amount exceeding $31 million. The Company does not believe that the ultimate resolution of these proceedings will have a material adverse effect on its results of operations or financial condition.

        In late 2002, MOSAID Technologies Inc. alleged that the Company is violating eleven DRAM-related U.S. patents of MOSAID. In December 2002, the Company filed an action in the U.S. Federal District Court for the Northern District of California seeking a declaratory judgment that the Company does not violate such patents. On February 7, 2003, MOSAID filed a counter-suit opposing the Company's motion for declaratory judgment and seeking damages for the alleged patent infringement. On November 3, 2003 MOSAID announced that it has filed an amended counterclaim to add two new patents to its previous claims. This matter is at an early stage. An adverse final resolution could result in significant financial liability to, and other adverse effects upon, the Company, which would have a material adverse effect on the Company's business, results of operations and financial condition.

        The Company through certain of its sales and other agreements may, in the normal course of business, be obligated to indemnify its counterparties under certain conditions for warranties, patent infringement or other matters. The maximum amount of potential future payments under these types of agreements is not predictable with any degree of certainty, since the potential obligation is contingent on conditions that may or may not occur in future, and depends on specific facts and circumstances related to each agreement. Historically, payments made by the Company under these types of agreements have not had a material adverse effect on the Company's business, results of operations or financial condition.

        At September 30, 2003, the Company has recorded a provision, net of anticipated insurance recoveries, relating to a specific product performance matter, against operating income in the accompanying consolidated financial statements. Management believes that based upon currently available information, such estimate will adequately provide for the exposure related to this matter.

        The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. Accruals for significant litigation costs related to such matters are recorded when it is probable that a liability has been incurred and the associated amount of the assessment can be reasonably estimated. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company's financial position, although the final resolution of such matters could have a material effect on the Company's results of operations or cash flows in the year of settlement.

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

  Contractual Commitments

        The following table summarizes the Company's commitments with respect to external parties as of September 30, 2003(1)(2)(3):

		Payments Due by Period
	Total	Less than 1 year	1–2 years	2–3 years	3–4 years	4–5 years	After 5 years
Contractual commitments
Operating lease payments	391	82	76	68	46	44	75
Unconditional purchase commitments	1,062	420	206	121	68	55	192
Other long-term commitments	636	334	227	75	—	—	—

Total Commitments	2,089	836	509	264	114	99	267

(1)
US dollar amounts are translated at the rate of one euro = $1.165, the noon buying rate on September 30, 2003.

(2)
Certain payments of obligations or expirations of commitments that are based on the achievement of milestones or other events that are not date-certain, are included for purposes of this table, based on estimates of the reasonably likely timing of payments or expirations in the particular case. Actual outcomes could differ from those estimates.

(3)
Product purchase commitments associated with continuing capacity reservation agreements are not included in this table, since the purchase prices are based, in part, on future market prices, and are accordingly not accurately quantifiable at September 30, 2003. Purchases under these arrangements aggregated €486 for the year ended September 30, 2003.

        Included in the above table:

  •
  Commitment of $458 to be made over a two-year period ending September 30, 2005, relating to the funding of the Inotera joint venture

  •
  Commitment of $242 relating to the construction of a back-end manufacturing facility in China.

        In December 2002, the Company and Semiconductor Manufacturing Industrial Corporation ("SMIC") entered into a technology transfer and capacity reservation agreement, as amended. In exchange for the technology transfer, SMIC will reserve specified capacity over a five-year period, with product purchases based on a market price formula.

        On July 28, 2003, the Company entered into a joint venture agreement with China-Singapore Suzhou Industrial Park Venture, Company ("CSVC") for the construction of a back-end manufacturing facility in the Peoples Republic of China. The capital invested by CSVC earns an annual return on its invested capital and has a liquidation preference. All accumulated earnings and dividend rights accrue to the benefit of the Company. Accordingly, the Company will consolidate 100% of the joint venture from inception.

        The Company has capacity reservation agreements with certain Associated Companies and external foundry suppliers for the manufacturing and testing of semiconductor products. These agreements generally are greater than one year in duration and are renewable. Under the terms of these agreements, the Company has agreed to purchase a portion of their production output based on market prices.

        During the year ended September 30, 2003, the Company and IBM amended the original shareholders agreement of their ALTIS Semiconductor joint venture (ALTIS). Pursuant to the amendment, the Company will ratably increase its capacity reservation in the production output of ALTIS from the existing level of 50% to 100% during calendar years 2004 through 2007. IBM and the Company agreed that they will decide about the future business model of ALTIS not later than January 1, 2007. Additionally, the Company was granted an option through July 1, 2007 to acquire IBM's interest in ALTIS.

        In May 2002, the Company entered into a licensing and product purchase agreement with Winbond Electronics Corp. ("Winbond"). Under the terms of the licensing agreement, the Company transferred know-how related to specific DRAM technology during the year ended September 30, 2003. The licensing agreement also provides for the payment of royalties on specific products sold by Winbond to third parties during the five-year term of the agreement. License fees are deferred and recognized on a straight-line basis over the term pursuant to the product purchase agreement with Winbond, the Company has committed to purchase specified quantities of DRAM products, as defined, at prices based in part on market prices. Additionally, the Company will assume responsibilities for supplying a major customer of Winbond with DRAM products over the term of the agreement.

        Purchases under these agreements are recorded as incurred in the normal course of business. The Company assesses its anticipated purchase requirements on a regular basis to meet customer demand for its products. An assessment of losses under these agreements is made on a regular basis in the event that either budgeted purchase quantities fall below the specified quantities or market prices for these products fall below the specified prices. ALTIS and Winbond form an important part of the Company's product procurement process.

  Other Contingencies

        The following table summarizes the Company's contingencies with respect to external parties, other than those related to litigation, as of September 30, 2003(1)(2):

		Expirations by Period
	Total	Less than 1 year	1–2 years	2–3 years	3–4 years	4–5 years	After 5 years
Maximum potential future payments:
Guarantees	380	24	—	—	283	14	59
Contingent government grants(3)	357	21	—	35	16	240	45

Total Contingencies	737	45	—	35	299	254	104

(1)
US dollar amounts are translated at the rate of one euro = $1.165, the noon buying rate on September 30, 2003.

(2)
Certain expirations of contingencies that are based on the achievement of milestones or other events that are not date-certain, are included for purposes of this table based on estimates of the reasonably likely timing of expirations in the particular case. Actual outcomes could differ from those estimates.

(3)
Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not otherwise guaranteed and could be refundable if the total project requirements are not met.

        The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria for receipt of the grant. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of September 30, 2003 up to €357 of these subsidies could be refundable.

        In July 2003, the European Commission announced an inquiry into whether proposed state subsidies (aggregating €77) applied for, but not yet received, by the Company for the extension of its manufacturing plant in Portugal are in accordance with European Commission directives.

        A tabular reconciliation of the changes of the aggregate product warranty liability for the year ended September 30, 2003 is as follows:

2003
Balance as of October 1, 2002	77
Additions due to existing warranties	7
Additions due to new warranties, net	89
Payments	(34)

Balance as of September 30, 2003	139

        The Company, as parent company, has in certain circumstances as is customary, guaranteed the settlement of certain of its consolidated subsidiaries' obligations to third parties. Such obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of September 30, 2003, such inter-company guarantees principally relate to certain consolidated subsidiaries' third party debt and aggregated €2,333, of which €1,700 relates to the convertible notes issued.

32.   Operating Segment and Geographic Information

        The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information".

        Effective October 1, 2002, the Company reorganized certain of its business units to better reflect its customer and market profiles. Further, the Company decided to merge the activities of the Wireless Solutions and Security & Chipcard ICs segments into one operating segment called Secure Mobile Solutions and report it as such with effect from October 1, 2002. In addition, the results of operations of the opto-electronics business are presented as a discontinued operation for all periods presented. Minority interest is now part of the calculation of EBIT. Accordingly, the segment results for the 2001 and 2002 financial years have been reclassified to be consistent with the revised reporting structure and presentation, and to facilitate analysis of current and future operating segment information.

        The Company operates primarily in four major operating segments, three of which are application focused: Wireline Communications, Secure Mobile Solutions and Automotive & Industrial; and one of which is product focused: Memory Products. Further, certain of the Company's remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the "Other Operating Segments" category pursuant to SFAS No. 131.

        Each of these segments has a segment manager reporting directly to the Chief Operating Officer and Chief Financial Officer, who have been identified as the Chief Operating Decision Maker ("CODM"). The CODM makes decisions about resources to be allocated to the segments and assesses their performance using revenues and EBIT. The Company does not identify or allocate assets to the operating segments nor does the CODM evaluate the segments on these criteria on a regular basis, except that the CODM is provided information regarding certain inventories on an operating segment basis.

        The accounting policies of the segments are substantially the same as described in the summary of significant accounting policies (see note 2). As stated above, fixed assets are not identified by individual operating segments for management reporting purposes on a regular basis and accordingly are not allocated to the operating segment. The Company does, however, allocate depreciation expense to the operating segments based on production volume and product mix using standard costs in order to obtain a measure EBIT on a segment basis.

        Information with respect to the Company's operating segments follows:

  Wireline Communications

        The Wireline Communications segment designs, develops, manufactures and markets semiconductors and fiber-optic components for the communications access, WAN (Wide Area Network), MAN (Metropolitan Area Network) and Carrier Access (both Broadband and traditional Access) sectors of the wireline communications market.

  Secure Mobile Solutions

        The Secure Mobile Solutions segment designs, develops, manufactures and markets a wide range of ICs for wireless applications, security controllers, memory controllers and other semiconductors and complete system solutions for security and wireless applications.

  Automotive & Industrial

        The Automotive & Industrial segment designs, develops, manufactures and markets semiconductors and complete systems solutions for use in automotive and industrial applications.

  Memory Products

        The Memory Products segment designs, develops, manufactures and markets semiconductor memory products with various packaging and configuration options and performance characteristics for use in standard, specialty and embedded memory applications.

  Other Operating Segments

        Remaining activities for certain sold product lines, as well as other business activities, are included in the Other Operating Segments.

        The following tables present selected segment data for the years ended September 30, 2001, 2002 and 2003:

	2001	2002	2003
Net sales
Wireline Communications	766	386	459
Secure Mobile Solutions	1,522	1,278	1,645
Automotive & Industrial	1,153	1,201	1,392
Memory Products	1,614	1,861	2,485
Other Operating Segments	236	117	139
Corporate and Reconciliation	56	47	32

Total	5,347	4,890	6,152

	2001	2002	2003
EBIT
Wireline Communications	(93)	(245)	(188)
Secure Mobile Solutions	(142)	(116)	(64)
Automotive & Industrial	143	111	186
Memory Products	(938)	(630)	31
Other Operating Segments	192	9	(49)
Corporate and Reconciliation	(180)	(264)	(215)

Total	(1,018)	(1,135)	(299)

	2001	2002	2003
Depreciation and Amortization
Wireline Communications	98	97	61
Secure Mobile Solutions	226	303	327
Automotive & Industrial	186	226	246
Memory Products	589	709	768
Other Operating Segments	22	35	35
Corporate and Reconciliation	—	—	—

Total	1,121	1,370	1,437

	2001	2002	2003
Equity in earnings (losses) of Associated Companies
Wireline Communications	—	—	(2)
Secure Mobile Solutions	—	—	(2)
Automotive & Industrial	—	—	—
Memory Products	12	(56)	22
Other Operating Segments	(3)	(1)	(1)
Corporate and Reconciliation	12	10	1

Total	21	(47)	18

	2001	2002	2003
Inventories
Wireline Communications	101	62	59
Secure Mobile Solutions	179	188	160
Automotive & Industrial	181	162	194
Memory Products	270	360	452
Other Operating Segments	41	21	21
Corporate and Reconciliation	110	98	73

Total	882	891	959

        At September 30, 2003 goodwill is reflected in the following segments:

2003
Goodwill
Wireline Communications	98
Secure Mobile Solutions	2
Automotive & Industrial	22
Memory Products	90
Other Operating Segments	6
Corporate and Reconciliation	—

Total	218

        Due to the specific application and product-based nature of the operating segments, there are no sales transactions between operating segments. Accordingly, net sales by operating segment represents sales to external customers.

        Raw material and work-in-process of the common logic production front-end facilities, and work-in-process of the common back-end facilities, are not under the control or responsibility of any of the operating segment managers, but rather of the site management. The site management is responsible for the execution of the production schedule, volume and units. Accordingly, this inventory is not attributed to any operating segment, but is included in the "corporate and reconciliation" column. Only unstarted wafers of the back-end facilities ("chip stock") and finished goods are attributable to the operating segments and included in the segment information reported to the CODM.

        Certain items are included in corporate and reconciliation and are not allocated to the segments. These include certain corporate headquarters' cost, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by corporate and reconciliation. The Company allocates excess capacity costs based on a foundry model, whereby such allocations are reduced based upon the lead time of order cancellation or modification. Any unabsorbed excess capacity costs are included in corporate and reconciliation. Significant components of corporate and reconciliation for the years ended September 30, 2001, 2002 and 2003 are as follows:

	2001	2002	2003
Corporate and Reconciliation:
Unallocated excess capacity costs	27	211	101
Restructuring charges	117	16	29
Corporate information technology development costs	71	36	13
Other, net	(35)	1	72

Total	180	264	215

        The following is a summary of operations by geographic area for 2001, 2002 and 2003:

	2001	2002	2003
Net sales
Germany	1,636	1,266	1,535
Other Europe	1,172	943	1,112
North America	1,208	1,158	1,393
Asia/Pacific	1,247	1,446	2,077
Other	84	77	35

Total	5,347	4,890	6,152

	2001	2002	2003
Long-lived assets
Germany	3,454	3,113	2,628
Other Europe	1,006	1,172	936
North America	1,551	1,211	785
Asia/Pacific	350	374	377
Other	8	—	1

Total	6,369	5,870	4,727

        Revenues from external customers are based on the customers' billing location. Long-lived assets are those assets located in each geographic area. Long-lived assets consist of property, plant and equipment, long-term investments and other non-current assets. Regional employment data is provided in note 7.

        Except for sales to Siemens, which are discussed in note 27, no single customer accounted for more than 10% of the Company's sales during the years ended September 30, 2001, 2002 and 2003. Sales to Siemens are made primarily by the non-memory product segments.

        The Company defines EBIT as earnings (loss) before interest and taxes. The Company's management uses among other measures EBIT to establish budgets and operational goals, to manage the Company's business and to evaluate its performance. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate business segments. EBIT is determined as follows from the statement of operations, without adjustment to the US GAAP amounts presented:

	For the year ended September 30,
	2001	2002	2003
Net loss from continuing operations	(592)	(1,017)	(435)
Adjust: Income tax (benefit) expense	(427)	(143)	84
Interest expense, net	1	25	52

EBIT	(1,018)	(1,135)	(299)

33.   Subsequent Events

        On October 8, 2003, the Company announced that it has agreed to purchase assets, assume certain liabilities and take over other parts of the Protocol Software operations of Siemens, in exchange for €13 and the employment of approximately 145 of Siemens' mobile communication software engineers. In addition, the Company entered into a license agreement and amended its product supply agreement with Siemens. The finalization of these transactions is subject to a variety of conditions prior to closing.

        In conjunction with the Company's ongoing restructuring efforts, on October 16, 2003, the Company executed an agreement with Electronic Data Services (EDS) to outsource parts of the Company's worldwide human resources function. The scope of the outsourcing arrangement is currently being negotiated, which would include the transfer of current employees of the Company to EDS. The agreement contains specified cancellation provisions.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: November 21, 2003
Munich, Germany

INFINEON TECHNOLOGIES AG
/s/ DR. ULRICH SCHUMACHER
Name:	Dr. Ulrich Schumacher
Title:	President and Chief Executive Officer
/s/ PETER J. FISCHL
Name:	Peter J. Fischl
Title:	Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Articles of Association of Infineon Technologies AG (English translation) (incorporated by reference to Exhibit 1.1 to Infineon's Annual Report on Form 20-F for Financial Year 2002 (File No. 1-15000))
1.2
Rules of Procedure for the Management Board of Infineon Technologies AG (English translation) (incorporated by reference to Exhibit 1.2 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
1.3
Rules of Procedure for the Supervisory Board of Infineon Technologies AG (English translation) (incorporated by reference to Exhibit 1.3 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
4.1
Einbringungsvertrag zwischen der Siemens Aktiengesellschaft und der Infineon Technologies AG i.Gr., dated as of March 23, 1999 (Contribution Agreement between Siemens Aktiengesellschaft and Infineon Technologies AG i.Gr., dated as of March 2, 1999) (incorporated by reference to Exhibit 10.1 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.2
Einbringungsvertrag zwischen Siemens Nederland N.V. und Infineon Technologies AG i.Gr., dated as of March 31, 1999 (Contribution Agreement between Siemens Nederland N.V. and Infineon Technologies AG i.Gr., dated as of March 31, 1999) (incorporated by reference to Exhibit 10.2 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.3
Gestionsvertrag- und Dienstleistungsvertrag zwischen Siemens Aktiengesellschaft und Infineon Technologies AG i.Gr., effective as of April 1, 1999 (Management and Services Agreement between Siemens Aktiengesellschaft and Infineon Technologies AG i.Gr., effective as of April 1, 1999) (incorporated by reference to Exhibit 10.3 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.4
Rahmenvertrag zwischen Siemens Aktiengesellschaft und Infineon Technologies AG über technische Entwicklung der Zentralabtellung Technik von Siemens, effective as of April 1, 1999 (Framework Agreement between Siemens Aktiengesellschaft and Infineon Technologies AG regarding technical development by Siemens' Central Technical Division, effective as of April 1, 1999) (incorporated by reference to Exhibit 10.4 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.5
Non-Competition Agreement between Infineon Technologies AG and Siemens Aktiengesellschaft, dated as of February 11, 2000 (incorporated by reference to Exhibit 10.6 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.6
Patent Cross-License Agreement between Infineon Technologies AG and Siemens Aktiengesellschaft, dated as of February 11, 2000 (incorporated by reference to Exhibit 10.7 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.7
Rahmenmietvertrag über gewerbliche Flächen zwischen der Siemens Aktiengesellschaft und der Infineon Technologies Aktiengesellschaft i.Gr., dated as of August 10, 1999 (Framework lease regarding commercial property between Siemens Aktiengesellschaft and Infineon Technologies Aktiengesellschaft i.Gr., dated as of August 10, 1999) (Otto-Hahn-Ring 6, Sankt-Martin-Strasse 76 and Sankt-Martin-Strasse 53) (incorporated by reference to Exhibit 10.9 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)

4.8
Einzelmietvertrag zum Rahmenmietvertrag über gewerbliche Flächen zwischen der Siemens Aktiengesellschaft und Infineon Technologies AG i. Gr., dated as of September 29, 1999 (Individual lease under a framework lease regarding commercial property between Siemens Aktiengesellschaft and Infineon Technologies AG, dated as of September 29, 1999) (Sankt-Martin-Str. 53) (incorporated by reference to Exhibit 10.10 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.9
Einzelmietvertrag zum Rahmenmietvertrag über gewerbliche Flächen zwischen der Siemens Aktiengesellschaft und Infineon Technologies AG i. Gr., dated as of August 12, 1999 (Individual lease under a framework lease regarding commercial property between Siemens Aktiengesellschaft and Infineon Technologies AG, dated as of August 12, 1999) (Sankt-Martin-Str. 76) (incorporated by reference to Exhibit 10.11 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.10
Einzelmietvertrag zum Rahmenmietvertrag über gewerbliche Flächen zwischen der Siemens Aktiengesellschaft und Infineon Technologies AG i. Gr., dated as of October 14, 1999 (Individual lease under a framework lease regarding commercial property between Siemens Aktiengesellschaft and Infineon Technologies AG, dated as of October 14, 1999) (Otto-Hahn-Ring 6) (incorporated by reference to Exhibit 10.12 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.11
Mietvertrag über gewerbliche Flächen zwischen der SIM 12, Grundstücks GmbH & Co. KG und der Infineon Technologies Aktiengesellschaft dated as of July 29, 1999 (Lease regarding commercial property between SIM 12, Grundstücks GmbH & Co. KG and Infineon Technologies Aktiengesellschaft, dated as of July 29, 1999) (Balanstrasse 73) (incorporated by reference to Exhibit 10.13 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.12
Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and Compagnie IBM France, dated as of June 24, 1999 (incorporated by reference to Exhibit 10.15 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.13
256M Shrink I, III and IV Agreement among International Business Machines Corporation and Siemens Aktiengesellschaft and Toshiba Corporation, dated as of January 1, 1997 (incorporated by reference to Exhibit 10.22 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.14
IG Shrink I and II Agreement among International Business Machines Corporation and Infineon Technologies AG, dated as of October 1, 1999 (incorporated by reference to Exhibit 10.23 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.15
Investment Agreement by and between Infineon Technologies AG and Intel Corporation, dated as of February 14, 2000 (incorporated by reference to Exhibit 10.24 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.16
Commercial Agreement between Intel Corporation and Infineon Technologies AG, dated as of February 14, 2000 (incorporated by reference to Exhibit 10.25 of Infineon's Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)
4.17
Draft Konzeptpapier of the Free State of Saxony, dated as of August 4, 1999 (Draft Concept Paper, dated as of August 4, 1999) (incorporated by reference to Exhibit 4.28 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))

4.18
Kooperationsvertrag zwischen Freistaat Sachsen, Infineon Technologies AG und M+W Zander Facility Engineering GmbH, effective as of May 10, 2000 (Cooperation Agreement between the Free State of Saxony, Infineon Technologies AG and M+W Zander Facility Engineering GmbH, effective as of May 10, 2000) (incorporated by reference to Exhibit 4.29 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
4.19
Generalübernehmervertrag für das Vorhaben DRAM 300 zwischen SC 300 GmbH & Co. KG und M+W Zander Facility Engineering GmbH, dated as of August 18, 2000 (General Contracting Agreement for the DRAM 300 Project between SC 300 GmbH & Co. KG and M+W Zander Facility Engineering GmbH, dated as of August 18, 2000) (incorporated by reference to Exhibit 4.30 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
4.20
Atypischer Unterbeteiligungsvertrag zwischen Infineon Technologies AG, Leipziger-Messe GmbH und SC300 Beteiligungs GmbH, effective as of May 10, 2000 (Atypical Sub-Participation Agreement between Infineon Technologies AG, Leipziger-Messe GmbH and SC300 Beteiligungs GmbH, effective as of May 10, 2000) (incorporated by reference to Exhibit 4.31 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
4.21
Gesellschaftsvertrag der Infineon Technologies SC300 GmbH & Co. KG zwischen Leipziger-Messe GmbH, Infineon Technologies AG, SC 300 Beteiligungs GmbH und Semiconductor 300 Verwaltungsgesellschaft mbH, dated as of May 10, 2000 (Partnership Agreement of Infineon Technologies SC300 GmbH & Co. KG between Leipziger-Messe GmbH, Infineon Technologies AG, SC 300 Beteiligungs GmbH and Semiconductor 300 Verwaltungsgesellschaft mbH, dated as of May 10, 2000) (incorporated by reference to Exhibit 4.32 to Infineon's Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))
4.22
Registration Rights Agreement dated as of June 29, 2001, among Infineon Technologies AG, Siemens Aktiengesellschaft, Siemens Nederland N.V. and Siemens Pension Trust e.V. (incorporated by reference to Exhibit 10.2 to Infineon's Registration Statement on Form F-3 (File No. 333-3590), dated July 10, 2000)
4.23
Rahmendarlehensvertrag (Framework Loan Agreement) dated April 3, 2001, between Infineon and Siemens AG (incorporated by reference to Exhibit 10.2 of Infineon's Registration Statement on Form F-3 (File No. 333-3590), dated July 10, 2000)
4.24
Terms and Conditions of 4.25% Guaranteed Subordinated Convertible Notes due 2007 in the aggregate nominal amount of EUR 1,000,000,000 (the "Subordinated Convertible Notes") issued on February 1, 2002 by Infineon Technologies Holding B.V. (incorporated by reference to Exhibit 4.33 to Infineon's Annual Report on Form 20-F for Financial Year 2001 (File No. 1-15000))
4.25
Undertaking for Granting of Conversion Rights from Infineon Technologies AG to JPMorgan Chase Bank for the benefit of the holders of the Subordinated Convertible Notes, dated February 1, 2002 (incorporated by reference to Exhibit 4.34 to Infineon's Annual Report on Form 20-F for Financial Year 2001 (File No. 1-15000))
4.26
Subordinated Guarantee of Infineon Technologies AG, as Guarantor, in favor of the holders of Subordinated Convertible Notes, dated February 1, 2002 (incorporated by reference to Exhibit 4.35 to Infineon's Annual Report on Form 20-F for Financial Year 2001 (File No. 1-15000))
4.27
Loan Agreement dated February 1, 2002, between Infineon Technologies Holding B.V., as Issuer, and Infineon Technologies AG (incorporated by reference to Exhibit 4.36 to Infineon's Annual Report on Form 20-F for Financial Year 2001 (File No. 1-15000))

4.28
Assignment Agreement dated February 1, 2002, among Infineon Technologies Holding B.V., Infineon Technologies AG and JPMorgan Chase Bank for the benefit of the holders of the Subordinated Convertible Notes (incorporated by reference to Exhibit 4.37 to Infineon's Annual Report on Form 20-F for Financial Year 2001 (File No. 1-15000))
4.29	†
Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002 (incorporated by reference to Exhibit 4.38 to Infineon's Annual Report on Form 20-F for Financial Year 2001 (File No. 1-15000) )
4.30
Terms and Conditions of 5% Guaranteed Subordinated Convertible Notes due 2010 in the aggregate nominal amount of EUR 700,000,000 (the "Subordinated Convertible Notes") issued on June 5, 2003 by Infineon Technologies Holding B.V.
4.31		Undertaking for Granting of Conversion Rights from Infineon Technologies AG to JPMorgan Chase Bank for the benefit of the holders of the Subordinated Convertible Notes, dated June 2, 2003
4.32		Subordinated Guarantee of Infineon Technologies AG, as Guarantor, in favor of the holders of Subordinated Convertible Notes, dated June 2, 2003
4.33		Loan Agreement dated June 2, 2003, between Infineon Technologies Holding B.V., as Issuer, and Infineon Technologies AG
4.34		Assignment Agreement dated June 2, 2003, among Infineon Technologies Holding B.V., Infineon Technologies AG and JPMorgan Chase Bank for the benefit of the holders of the Subordinated Convertible Notes
4.35	†	Amendment 1, dated June 26, 2003, to Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and Compagnie IBM France, dated as of June 24, 1999
8		List of Significant Subsidiaries and Associated Companies of Infineon
12.1		Certification of chief executive officer pursuant to Exchange Act Rule 13a-14(a)
12.2		Certification of chief financial officer pursuant to Exchange Act Rule 13a-14(a)
13		Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
14		Consent of KPMG Deutsche Treuhand-Gesellschaft AG

†
Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.