Form 20-F
period 2004-09-30
INFINEON TECHNOLOGIES AG
filed 2004-11-26
CIK 1107457

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15()
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15()
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________   to   __________ .

Commission file number: 1-15000

Infineon Technologies AG
(Exact name of Registrant as specified in its charter)

Federal Republic of Germany
(Jurisdiction of incorporation or organization)

St.-Martin-Strasse 53,
D-81669 Munich
Federal Republic of Germany
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange
on which registered

American Depositary Shares, each representing	New York Stock Exchange
one ordinary share, notional value €2.00 per share
Ordinary shares, notional value €2.00 per share *	New York Stock Exchange

•	Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2004: 747,559,859 ordinary shares, notional value €2.00 per share.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes          No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17         Item 18

INFINEON TECHNOLOGIES AG

ANNUAL REPORT ON FORM 20-F
FOR THE FINANCIAL YEAR ENDED
SEPTEMBER 30, 2004

CROSS REFERENCES TO FORM 20-F

		Page

PART I:
Item 1:	Identity of Directors, Senior Management and Advisers	n/a
Item 2:	Offer Statistics and Expected Timetable	n/a
Item 3:	Key Information
	Selected Financial Data	1
	Exchange Rate Information	92
	Risk Factors	31
Item 4:	Information on the Company
	History and Development of the Company	40
	Business Overview	38
	Organizational Structure	89
	Property, Plant and Equipment	54
Item 5:	Operating and Financial Review and Prospects	3
	Operating Results	8
	Liquidity and Capital Resources	18
	Research and Development; Patents and Licenses	57
	Trend Information	29
	Off-Balance Sheet Arrangements	none
	Contractual Obligations	21
Item 6:	Directors, Senior Management and Employees
	Directors and Senior Management	70
	Compensation	70
	Board Practices	74
	Employees	23
	Share Ownership	81
Item 7:	Major Shareholders and Related Party Transactions
	Major Shareholders	81
	Related Party Transactions	82
Item 8:	Financial Information	F-1
	Litigation	64
	Dividend Policy	89
Item 9:	The Offer and Listing
	Price History of the Stock	90
	Markets	90
Item 10:	Additional Information
	Articles of Association	84
	Material Contracts	100
	Exchange Controls	98
	Taxation	93
	Documents on Display	98
	Subsidiary Information	89
Item 11:	Quantitative and Qualitative Disclosure About Market Risk	27
Item 12:	Description of Securities Other Than Equity Securities	n/a

PART II:
Item 13:	Defaults, Dividend Arrearages and Delinquencies	none
Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	none
Item 15:	Controls and Procedures	98
Item 16A:	Audit Committee Financial Expert	99
Item 16B:	Code of Ethics	99
Item 16C:	Principal Accountant Fees and Services	99
Item 16D:	Exemption from the Listing Standards for Audit Committees	99
Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	none

PART III:
Item 18:	Financial Statements	F-1
Item 19:	Exhibits (See Exhibit Index)	—

i

ii

Back to Contents

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (‘‘U.S. GAAP’’). Our consolidated financial statements are expressed in euro. In this annual report, references to ‘‘euro’’ or ‘‘€’’ are to euro and references to ‘‘U.S. dollars’’ or ‘‘$’’ are to United States dollars. For convenience, this annual report contains translations of euro amounts into U.S. dollars at the rate of €1.00 = $1.2417, the noon buying rate of the Federal Reserve Bank of New York for euro on September 30, 2004. The noon buying rate for euro on November 23, 2004 was €1.00 = $1.3090. Our financial year ends on September 30 of each year. References to any financial year or to ‘‘FY’’ refer to the year ended September 30 of the calendar year specified. In this annual report, references to:

•	‘‘our company’’ are to Infineon Technologies AG; and

•	‘‘we’’, ‘‘us’’ or ‘‘Infineon’’ are to Infineon Technologies AG and, unless the context otherwise requires, to its subsidiaries and its predecessor, the former semiconductor group of Siemens AG.

This annual report contains market data that have been prepared or reported by Gartner Inc. and its unit Dataquest, Inc. (together ‘‘Gartner Dataquest’’), IC Insights, Inc. (‘‘IC Insights’’), IMS Research Ltd. (‘‘IMS Research’’), iSuppli Corporation (‘‘iSuppli’’), Strategy Analytics, Inc. (‘‘Strategy Analytics’’), and World Semiconductor Trade Statistics (‘‘WSTS’’).

Forward-Looking Statements

This annual report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them. Forward looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading ‘‘Risk Factors’’ and elsewhere in this annual report.

Use of Non-GAAP Financial Measures

This document contains non-U.S. GAAP financial measures. Non-U.S. GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with U.S. GAAP in our financial statements. Earnings before interest and taxes, or EBIT, is an example of a non-U.S. GAAP financial measure. For descriptions of these non-U.S. GAAP financial measures and the adjustments made to the most directly comparable U.S. GAAP financial measures to obtain them, please refer to ‘‘Operating and Financial Review’’.

Registered Address

Our registered address is St.-Martin-Strasse 53, 81669 Munich, Germany.

iii

Back to Contents

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements, the related notes and ‘‘Operating and Financial Review’’, all of which appear elsewhere in this annual report.

We have derived the selected consolidated statement of operations and cash flow data for the 2000 through 2004 financial years and the selected consolidated balance sheet data at September 30, 2000 through 2004 from our consolidated financial statements, which have been prepared in accordance with U.S. GAAP and audited by KPMG Deutsche Treuhand Gesellschaft AG, independent registered public accounting firm.

	For the year ended September 30,(1)

	2000	2001	2002	2003	2004	2004(2)(3)

	(in millions; except per share data)
Selected Consolidated Statement of Operations data
Net sales	€6,989	€5,347	€4,890	€6,152	€7,195	$8,934
Cost of goods sold	3,815	4,580	4,289	4,614	4,670	5,799

Gross profit	3,174	767	601	1,538	2,525	3,135
Research and development expenses	1,025	1,189	1,060	1,089	1,219	1,513
Selling, general and administrative expenses	668	782	643	679	718	892
Restructuring charges(4)	—	117	16	29	17	21
Other operating (income) expense, net	(2)	(200)	(46)	85	257	319

Operating income (loss)	1,483	(1,121)	(1,072)	(344)	314	390
Interest income (expense), net	75	(1)	(25)	(52)	(41)	(51)
Equity in earnings (losses) of associated companies	92	21	(47)	18	(14)	(17)
Gain (loss) on associated company share issuance(5)	53	11	18	(2)	2	2
Other non-operating income (expense), net	36	65	(41)	21	(64)	(79)
Minority interests	(6)	6	7	8	18	22

Income (loss) before income taxes	1,733	(1,019)	(1,160)	(351)	215	267
Income tax (expense) benefit	(614)	427	143	(84)	(154)	(191)

Net income (loss) from continuing operations	1,119	(592)	(1,017)	(435)	61	76
Net income (loss) from discontinued operation	7	1	(4)	—	—	—

Net income (loss)	€1,126	€(591)	€(1,021)	€(435)	€61	$76

Basic and diluted earnings (loss) per share:
Continuing operations	€1.82	€(0.92)	€(1.46)	€(0.60)	€0.08	$0.10
Discontinued operations	0.01	—	(0.01)	—	—	—

Net income (loss)	€1.83	€(0.92)	€(1.47)	€(0.60)	€0.08	$0.10

Weighted average shares outstanding – basic (millions)	614	641	695	721	735	735
Weighted average shares outstanding – diluted (millions)	615	641	695	721	737	737
Dividends declared per share and per ADS	€0.65	—	—	—	—	—
Selected Consolidated Balance Sheet data
Cash and cash equivalents	€511	€757	€1,199	€969	€608	$755
Marketable securities	498	93	738	1,784	1,938	2,406
Working capital (deficit), excluding cash and cash
equivalents and marketable securities	372	(177)	(129)	419	(124)	(154)
Total assets	8,853	9,743	10,918	10,875	10,864	13,490
Short-term debt, including current portion of long-term debt	138	119	120	149	571	709
Long-term debt, excluding current portion	128	249	1,710	2,343	1,427	1,772
Shareholders’ equity	5,806	6,900	6,158	5,666	5,978	7,423
Selected Consolidated Cash Flow data
Net cash used in operating activities	2,077	221	226	731	1,857	2,306
Net cash used in investing activities	(2,327)	(1,813)	(1,244)	(1,522)	(1,809)	(2,246)
Depreciation and amortization expenses	€834	€1,121	€1,370	€1,437	€1,320	$1,639

Notes on following page

Back to Contents

Notes
(1)	Columns may not add due to rounding.

(2)	Unaudited.

(3)	Converted from euro into U.S. Dollars at an exchange rate of €1 =$1.2417, which was the noon buying rate on September 30, 2004.

(4)	These charges relate to the implementation of our Impact cost-reduction programs and other initiatives taken to restructure our organization.

(5)	In both 2000 and 2001, ProMOS Technologies, Inc. (‘‘ProMOS’’) shareholders approved the distribution of employee bonuses in the form of shares. In 2002, ProMOS issued Global Depository Receipts in a public share offering and in 2003 ProMOS initiated a share repurchase program. In 2004, Inotera Memories, Inc. (‘‘Inotera’’) distributed employee bonuses in the form of shares. As a result of these share issuances (repurchases), our interest was diluted (increased), while our proportional share of the shareholders’ equity of these companies increased (decreased).

Back to Contents

OPERATING AND FINANCIAL REVIEW

This discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and other financial information included elsewhere in this annual report. Our audited consolidated financial statements have been prepared on the basis of a number of assumptions more fully explained in Note 1 (Description of Business, Formation and Basis of Presentation) and Note 2 (Summary of Significant Accounting Policies) to our audited consolidated financial statements appearing elsewhere in this annual report.

Overview of the 2004 Financial Year

In our 2004 financial year, which ended September 30, the global economy was generally stronger than in the prior year and the semiconductor market experienced a period of growth. We achieved double-digit revenue growth during the 2004 financial year, primarily as a result of the improvement in demand for our products, especially for DRAM. We improved our gross margin as a result of reductions in per-unit production costs, achieved by converting additional production to our 110-nanometer and 300-millimeter DRAM technology, and by increased capacity utilization. We achieved profitability despite incurring significant charges in connection with antitrust investigations and related claims as well as impairments.

The following were the key developments in our business during the 2004 financial year:

•	Our revenues increased by 17 percent, and our earnings before interest and taxes (EBIT) increased from a loss of €299 million in our 2003 financial year to positive EBIT of €256 million in the 2004 financial year.

•	We advanced from the seventh-largest semiconductor company worldwide as of June 2003 to the fifth largest as of June 2004, with a market share of 4 percent. The ranking is based on revenues and was made by IC Insights, a leading industry market research firm.

•	Our cash flow from operations improved substantially from €731 million in the 2003 financial year to €1,857 million in the 2004 financial year. The improvement was due mainly to improved gross margin and active cash management.

•	We continued to invest heavily in research and development and achieved a number of significant milestones during the year, including:

• Introduction of next-generation GOLDMOS® technology and high-power RF transistors optimized for applications requiring high linear efficiency;

• Demonstration of the world’s first 16-Mbit Magneto-resistive RAM (MRAM) prototype, together with IBM;

• Introduction of the new CoolSet Power Semiconductor Family, providing the industry’s lowest stand-by power consumption; and

• Demonstration of carbon nanotube transistors for power applications.

•	In April 2004, we acquired the Taiwanese chip designer ADMtek Inc., Hsinchu, Taiwan (‘‘ADMtek’’). ADMtek will offer a complete IC solution package, to complete our portfolio of broadband access products for the central office with feature-rich, multimedia gateway solutions for customer premise equipment.

•	We agreed to sell our fiber optics business unit (part of our Wireline Communications segment) to Finisar Corporation. We will transfer to Finisar our fiber optics development, manufacturing and related marketing activities, as well as approximately 1,200 employees. Following closing of the transaction, we anticipate holding a 33 percent equity interest in Finisar, which will be one of the largest optical components companies in the market.

•	As part of our ongoing project to improve our production processes and expand our production capabilities, we:

• Successfully transferred to different production facilities our high-performance process technology using structure sizes of 130-nanometer for logic products, in order to further increase our production flexibility;

Back to Contents

	•	Successfully ramped the 110-nanometer process technology for DRAM products in our 200-millimeter and 300-millimeter production facilities;

	•	Enlarged our memory chip assembly and testing facility in Porto, Portugal;

	•	Expanded the scope of our foundry agreement with Winbond, including providing our 90-nanometer DRAM trench technology and 300-millimeter production know-how to Winbond in exchange for increased foundry capacity;

	•	Recommenced construction of the 300-millimeter facility at our plant in Richmond, Virginia;

	•	Completed construction of a back-end manufacturing facility in China, which is expected to start mass production in the first half of the 2005 financial year; and

	•	Saw our joint venture Inotera Memories Inc., Taoyuan, Taiwan (‘‘Inotera’’) complete construction of its 300-millimeter manufacturing facility and start mass production.

•	In September 2004, we agreed to settle the ongoing antitrust investigation by the U.S. Department of Justice and related claims by certain of our largest OEM customers. Similar investigations are ongoing in Europe and Canada. We accrued charges of €209 million during the 2004 financial year related to these settlements and investigations.

•	We recognized impairment charges of €136 million in the 2004 financial year, principally related to our 2001 acquisition of Catamaran Communications, Inc. (‘‘Catamaran’’) and our decision to terminate our venture investing activities.

•	In September 2004, we welcomed Dr. Wolfgang Ziebart as our new CEO.

Our Business

We design, develop, manufacture and market a broad range of semiconductors and complete systems solutions used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer goods, automotive products, industrial automation and control systems, and chip card applications. Our products include standard commodity components, full-custom devices, semi-custom devices, and application-specific components for memory, analog, digital, and mixed-signal applications. We have operations, investments, and customers located mainly in Europe, Asia and North America.

Our business is organized into four principal operating segments serving various markets in the semiconductor industry:

•	Our Wireline Communications segment designs, develops, manufactures, and markets semiconductors and fiber optic components for the communications access, WAN (Wide Area Network), MAN (Metropolitan Area Network) and Carrier Access (both broadband and traditional access) sectors of the wireline communications market. We have entered into an agreement for the sale of this segment’s fiber optics business to Finisar Corporation.

•	Our Secure Mobile Solutions segment designs, develops, manufactures, and markets a wide range of ICs for wireless applications, security controllers, security memories and other semiconductors and complete system solutions for wireless and security applications.

•	Our Automotive & Industrial segment designs, develops, manufactures and markets semiconductors and complete systems solutions for use in automotive and industrial applications.

•	Our Memory Products segment designs, develops, manufactures, and markets semiconductor memory products with various packaging and configuration options and performance characteristics for standard, specialty and embedded memory applications.

We have two additional segments for reporting purposes, our Other Operating Segments, which includes remaining activities for certain product lines that we have disposed of, as well as other business activities, and our Corporate and Reconciliation segment, which contains items not allocated to our operating segments, such as certain corporate headquarters’ costs, strategic investments, unabsorbed excess capacity, restructuring costs and corporate IT development expenses.

Back to Contents

The Semiconductor Industry and Factors that Impact our Business

Our business and the semiconductor industry are highly cyclical and are characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life-cycles and wide fluctuations in product supply and demand. Although these factors affect all segments of our business, they are especially pronounced in our Memory Products segment and have the least impact on our Automotive & Industrial segment.

   Cyclicality

The industry’s cyclicality results from a complex set of factors, including, in particular, fluctuations in demand for the end products that use semiconductors and fluctuations in the manufacturing capacity available to produce semiconductors. This cyclicality is especially pronounced in the DRAM portion of the industry. Semiconductor manufacturing facilities (so-called fabrication facilities, or ‘‘fabs’’) can take several years to plan, construct, and begin operations. Semiconductor manufacturers have in the past made capital investments in plant and equipment during periods of favorable market conditions, in response to anticipated demand growth for semiconductors. If these newly built fabs come on-line at about the same time, the supply of chips to the market is vastly increased. Without sustained growth in demand, this cycle has typically led to manufacturing over-capacity and oversupply of products, which in turn has led to sharp drops in semiconductor prices. When prices drop, manufacturers have in the past cut back on investing in new fabs. As demand for chips grows over time, without additional fabs coming on line, prices tend to rise, leading to a new cycle of investment. The semiconductor industry has generally been slow to react to declines in demand, due to its capital-intensive nature and the need to make commitments for equipment purchases well in advance of planned expansion.

We attempt to mitigate the impact of cyclicality by investing in our manufacturing capacities throughout the cycle and entering into alliances and foundry manufacturing arrangements that provide flexibility in responding to changes in the cycle. We believe that we can improve our gross margin by focusing our investment in two key areas: the development of a broader range of products and further improving the flexibility of our manufacturing processes and facilities. These improvements are intended to give us greater flexibility to shift our production, as product demand changes, to higher-margin products, and to ensure optimal utilization of our production facilities.

   Substantial Capital and R&D Expenditures

Semiconductor manufacturing is very capital-intensive. The manufacturing capacities that are essential to maintaining a competitive cost position require large investments in manufacturing assets. The top 10 capital spenders in the industry, of which we rank number 8 according to IC Insights, account for more than 50 percent of the industry’s average capital expenditure. Manufacturing processes and product designs are based on leading-edge technologies that require considerable research and development expenditures. A high percentage of the cost of operating a fab is fixed; therefore, increases or decreases in capacity utilization can have a significant effect on profitability.

Because pricing, for DRAM products in particular, is market-driven and largely beyond our control, a key factor for us in achieving and maintaining profitability is to continually lower our per-unit costs by reducing our total costs and by increasing unit production output.

To reduce our total costs, we aim to share the costs of research and development and manufacturing facilities with third parties, either by establishing alliances or through the use of foundry facilities for manufacturing. We believe that cooperation in alliances for R&D and manufacturing and foundry partnerships provide us with a number of important benefits, including the sharing of risks and costs, reducing our own capital requirements, allowing us to develop a broader range of products, acquiring technical know-how, and gaining access to additional production capacities. We are developing future DRAM technologies with feature sizes of 90-nanometer and 70-nanometer together with Nanya. In addition, we have set up foundry relationships with partners in Asia, including SMIC and Winbond, to increase our manufacturing capacities, and therefore our revenue base, without investing in additional manufacturing assets.

We expect to increase unit production output through improvements in manufacturing, which is achieved by producing chips with smaller structure sizes (more bits per chip) and by producing more

Back to Contents

chips per silicon wafer (by using larger wafers). For DRAM process technology, we have substantially completed the conversion of our production based on 110-nanometer structure sizes. We are manufacturing at full capacity using 300-millimeter wafers at our facility in Dresden, Germany. Early in the 2003 financial year, the Dresden facility reached the cost cross-over point for 300-millimeter production, which means its per-unit production cost is lower than that in our existing 200-millimeter facilities. We plan to extend these capabilities at our 300-millimeter facility in Richmond, Virginia, in the 2005 financial year.

   Technological Development and Competition

Sales prices per unit are volatile and generally decline over time due to technological developments and competitive pressure. DRAMs in particular are commodity-type products. Since most specifications are standardized, customers can switch between suppliers on short notice. This leads to strong competition within the market, and causes manufacturers to pass cost savings on to their customers in an effort to gain market share. Logic products are generally not commodities, but rather have a certain degree of application specification. Although generally less volatile than those for commodity memory products, unit sales prices for logic products typically decline over time as technological developments occur.

We aim to offset the effects of declining unit sales prices on total revenues by increasing unit sales volume, and residual effects on gross margin by continually reducing per-unit production costs. The growth in volumes depends in part on productivity improvements in the manufacturing of semiconductor chips. By moving to ever-smaller structure sizes in manufacturing, the number of functional elements has historically doubled approximately every two years. This trend, often called Moore’s Law, has led to an average growth rate of bit-volumes of between 40 percent and 45 percent per year and, assuming constant costs per square inch of silicon, to an approximately 30 percent cost reduction per bit per year.

   Seasonality

Our business is affected by seasonality, with sales historically strongest in our fourth financial quarter and weaker in our first financial quarter. The seasonality of our sales reflects the seasonal demand fluctuations for the products that incorporate our semiconductors. If anticipated sales or shipments do not occur when expected, expenses and inventory levels in that quarter can be disproportionately high, and our results of operations for that quarter, and potentially for future quarters, may be adversely affected.

   Product Development Cycles

For logic products, the cycle for test, evaluation and adoption of our products by customers before the start of volume production can range from several months to more than one year. Due to this lengthy cycle, we may experience significant delays from the time we incur expenses for research and development, marketing efforts, and investments in inventory, to the time we generate corresponding revenue, if any. Development cycles affect memory products to a lesser extent due to the higher degree of standardization for DRAM products.

   Acquisition and Divestiture Strategy

A key element of our business strategy involves the acquisition and divestiture of businesses, assets, products, or technologies to reduce the time required to develop new technologies and products and bring them to market, and to optimize our existing product offerings, market coverage, engineering workforce, or technological capabilities. We plan to continue to evaluate strategic opportunities as they arise, including business combination transactions, strategic relationships, capital investments, and the purchase or sale of assets.

   Intellectual Property

Due to the high-technology nature of the semiconductor industry, Intellectual Property (IP), meaning intangible assets relating to proprietary technology, is of significant importance. Companies that have their own patented IP often allow third parties to use their IP in exchange for license fees. It can be costly and difficult to defend against infringement by third parties, or to defend the

Back to Contents

company against claims by third parties of infringement of their technology. We do not record assets in our balance sheet for self-developed IP. Only IP licensed from others or acquired through a business acquisition is reflected on our balance sheet, and reduced through amortization over the expected useful life. The value of such acquired IP is often complex and difficult to estimate.

   Challenges that Lie Ahead

Going forward, our success will remain highly dependent on our ability to stay at the leading edge of technology development, and to continue to optimize our product portfolio. We must achieve both objectives to ensure that we have the flexibility to react to fluctuations in market demand for different types of semiconductor products. We believe that the ability to offer and flexibly manufacture a broad portfolio of products will be increasingly important to our long-term success in many markets within the semiconductor industry. Establishing and maintaining advantageous technology, development and manufacturing alliances, including the use of third-party foundries, and continuing our efforts to broaden our product portfolio will make it easier for us to respond to changes in market conditions and to improve our financial performance.

   Semiconductor Market Conditions in the 2004 Financial Year

The semiconductor market strengthened significantly during the 2003 calendar year, with growth of 18 percent over the prior year, according to WSTS (World Semiconductor Trade Statistics). In September 2004, WSTS predicted continued growth in the 2004 calendar year of 28 percent over the 2003 calendar year. WSTS further predicts that sales in the Asia/Pacific region will increase by 42 percent in the 2004 calendar year, while other regions are predicted to experience somewhat lower growth: Europe, 21 percent; Japan, 18 percent; and North America, 21 percent. Non-memory products (logic chips, analog, discrete and optical components), which accounted for 78 percent of the entire market in the first half of the 2004 calendar year, are predicted to grow by 24 percent compared with the 2003 calendar year. Memory products are predicted to grow by 46 percent compared with the 2003 calendar year.

Gartner Dataquest predicts worldwide growth in the 2004 calendar year of 37 percent for semiconductors in the communications segments (wireless and wireline). Semiconductors for data processing are predicted to grow by 26 percent, for consumer electronics by 22 percent and for automotive electronics by 23 percent.

During our 2004 financial year, we were able to benefit from these improved market conditions in the worldwide semiconductor industry.

Back to Contents

Results of Operations

   Results of Operations as a Percentage of Net Sales

The following table presents the various line items in our consolidated statements of operations expressed as percentages of net sales.

	For the year ended September 30,(1)

	2002	2003	2004

Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(87.7)	(75.0)	(64.9)

Gross profit	12.3	25.0	35.1

Research and development expenses	(21.7)	(17.7)	(16.9)
Selling, general and administrative expenses	(13.1)	(11.0)	(10.0)
Restructuring charges	(0.3)	(0.5)	(0.2)
Other operating income (expense), net	0.9	(1.4)	(3.6)

Operating (loss) income	(21.9)	(5.6)	4.4

Interest expense, net	(0.5)	(0.8)	(0.6)
Equity in (losses) earnings of associated companies	(1.0)	0.3	(0.2)
Gain (loss) on associated company share issuance	0.4	(0.0)	0.0
Other non-operating (expense) income, net	(0.8)	0.3	(0.9)
Minority interests	0.1	0.1	0.3

Income (loss) before income taxes	(23.7)	(5.7)	3.0

Income tax benefit (expense)	2.9	(1.4)	(2.1)

Net (loss) income	(20.9)%	(7.1)%	0.9%

(1)	Columns may not add due to rounding

   Net Sales

We generate our revenues primarily from the sale of our semiconductor products and systems solutions. In addition, we also generate less than 5 percent of our sales from activities such as foundry services for divested businesses and the licensing of our intellectual property. Our semiconductor products include two main categories of semiconductors:

•	Our memory products, such as dynamic random access memory (DRAM), which are used in computers and other electronic devices. We also offer a limited range of non-volatile flash memory products, which are used in consumer applications such as digital still cameras or cellular handsets.

•	Our logic products, which include a wide array of chips and components used in electronic applications ranging from wireless communications devices (such as mobile phones and Bluetooth devices), chip cards, modems and other wireline technologies such as DSL, automotive electronics and industrial applications.

We make the vast majority of our product sales through our direct sales force, with approximately 10 percent of our total revenue in any period derived from sales made through distributors.

We derive our license revenue from royalties and license fees earned on technology that we own and license to third parties. This enables us to recover a portion of our research and development expenses, and also often allows us to gain access to manufacturing capacity at foundries through joint licensing and capacity reservation arrangements. We recognize license income, primarily in the Memory Products segment, resulting from the transfer of technology to our alliance partners, such as Winbond and Nanya, and, in previous years, our joint venture ProMOS.

Our revenues fluctuate in response to a mix of factors, including the following:

•	The market prices for our products, particularly our DRAM products;

Back to Contents

•	Our overall product mix and sales volumes;

•	The stage of our products in their respective life cycles; and

•	The effects of competition and competitive pricing strategies.

	For the year ended September 30,

	2002	2003	2004

	(Euro in millions; except percentages)
Net Sales	4,890	6,152	7,195
Changes year-on-year		26%	17%
of which:
License income	147	183	76
% of net sales	3%	3%	1%
Effect of foreign exchange over prior year	—	(317)	(445)
% of net sales	—	(5)%	(6)%
Impact of acquisitions over prior year	7	126	29
% of net sales	0%	2%	0%

The increases in net sales in the 2003 and 2004 financial years were mainly driven by higher demand for memory products and semiconductors used in mobile phones, as well as the continued strong performance of the Automotive & Industrial segment. License income increased in 2003 and decreased in 2004 mainly as a result of the termination of our license agreement with ProMOS. The decline of major foreign currencies (primarily the U.S. dollar) relative to the Euro during the 2003 and 2004 financial years negatively impacted reported sales. The effect of foreign exchange over the prior year is calculated as the estimated change in current year sales if the average exchange rate for the preceding year is applied as a constant rate in the current year. The increase in revenues from entities we acquired since the beginning of the prior year reflects primarily the inclusion of a full-year consolidation of sales in the year after the initial acquisition.

   Net Sales by Segment:

During the year ended September 30, 2004 we moved certain businesses from the Secure Mobile Solutions segment to the Automotive & Industrial segment. Accordingly, the prior year segment results have been reclassified to be consistent with the revised reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.

	For the year ended September 30,

	2002		2003		2004

	(Euro in millions; except percentages)
Wireline Communications	€386	8%	€459	7%	€434	6%
Secure Mobile Solutions	1,015	21	1,403	23	1,790	25
Automotive & Industrial	1,464	30	1,634	27	1,820	25
Memory Products	1,861	38	2,485	40	2,926	41
Other Operating Segments	117	2	139	2	196	3
Corporate and Reconciliation	47	1	32	1	29	—

Total	€4,890	100%	€6,152	100%	€7,195	100%

•	Wireline Communications—In the 2003 financial year and through the first half of the 2004 financial year we experienced increasing demand for digital access products as the need for DSL internet-based communication increased, and markets in developing countries improved. An offsetting trend is the decrease in demand for traditional analog communication products, which was more pronounced in the second half of the 2004 financial year than in prior periods. The sales decline in the 2004 financial year reflects both declining volumes of analog and fiber optic products and a decline in average selling prices. Continuing low infrastructure investments by global telecommunications carriers negatively affected the markets for fiber optics and optical networking products during the year, although we

Back to Contents

experienced increased demand in the fourth quarter. Following our decision to divest our fiber optics business, sales of fiber optic products deteriorated in the third quarter, however rebounded in the fourth quarter.

•	Secure Mobile Solutions—Sales growth in the 2003 financial year was particularly strong due to higher volumes of baseband and radio frequency (‘‘RF’’) products for mobile phones and the full year consolidation of Ericsson Microelectronics (‘‘MIC’’), which offset price pressure in our security business. Sales growth in the 2004 financial year was more moderate and occurred primarily in the second half of the year, as demand for mobile solutions accelerated and security products strengthened. We experienced ongoing price pressure in the market for chipcard ICs throughout the 2003 financial year. In the 2004 financial year, revenue benefited from a slower rate of price decline.

•	Automotive & Industrial—The segment experienced continued growth over the past two years as volume growth, particularly for automotive power applications, as a result of the increasing semiconductor content in automotive electronics, more than offset ongoing price pressure caused by technological developments and competition. The increase in net sales in both the 2003 and 2004 financial years resulted principally from higher volume sales of automotive power applications and power management & supply products. Sales also benefited from the full-year consolidation of SensoNor, acquired in June 2003, and accelerated growth for industrial applications in the second half of the 2004 financial year.

•	Memory Products—Sales growth in the past two years was mainly volume-driven, as the DRAM industry recovered and demand increased. The volume growth offset the declining average sales prices in the 2003 financial year. Prices in U.S. dollars declined in the first half and increased in the third quarter of the 2004 financial year, but were on average higher in the 2004 financial year than in the 2003 financial year. The increase in net sales in the 2004 financial year was due mainly to higher volumes which more than offset the impact of an unfavorable U.S. dollar/Euro exchange rate and lower license income. Sales volumes also benefited from the ramp-up of our Dresden 300-millimeter facility, from the conversion to 110-nanometer technology and from access to additional capacity made available through our cooperation with Winbond and SMIC, which offset the reduced volume of products we purchased from ProMOS. Overall megabit volume increased during the 2004 financial year as a result of increasing market demand for personal computers and system memory.

Back to Contents

The prices in U.S. dollars of DDR memory ICs were relatively stable during the 2004 financial year, with slight decreases in January, increases in April and decreases during the fourth quarter of the financial year. Contract prices for our principal volume product, 256-Mbit DDR DRAM, were generally stable, with somewhat greater volatility in the spot market. Per-bit prices for lower-density SDRAM products were higher during the year, because much of the worldwide manufacturing capacity had shifted to higher-density and DDR products. In the middle of calendar year 2004, we began shipments of DDR2 DRAM products, with average selling prices above those of mainstream DDR products. We continue to seek to optimize our product mix to take advantage of market price differentials, and intend to increase our focus on producing specialty products and diversifying our product portfolio. Our average per-megabit selling prices, excluding the effects of currency fluctuations, increased approximately 4 percent in the 2004 financial year.

•	Other Operating Segments — Net sales increased in the 2004 financial year, primarily reflecting the addition of revenues from our ASIC & Design solutions (ADS) business.

   Net Sales by Region and Customer:

	For the year ended September 30,

	2002		2003		2004

	(Euro in millions; except percentages)
Germany	1,266	26%	1,535	25%	1,675	23%
Other Europe	943	19	1,112	18	1,263	18
North America	1,158	24	1,393	23	1,524	21
Asia/Pacific	1,287	26	1,821	29	2,263	32
Japan	159	3	256	4	364	5
Other	77	2	35	1	106	1

Total	4,890	100%	6,152	100%	7,195	100%

Our sales grew in all major regions, with Asia/Pacific being our largest sales region and having the strongest growth rate. We expect this trend to continue as more customers expand their operations in low-cost manufacturing centers in Asia, and the Chinese market develops.

With the increased demand for digital access products, our customer base in WirelineCommunications has shifted towards fewer, but larger, customers (reflecting the concentration in the telecommunications industry). The number of customers of our Automotive & Industrial segment remained stable, reflecting the nature of the automobile industry. In the 2004 financial year, customers of our Secure Mobile Solutions segment started to shift production increasingly to countries with emerging economies, such as China and Brazil, which have lower production costs. Memory Product customers have become increasingly concentrated, and in the 2004 financial year our top 10 customers represented 65 percent of that segment’s sales.

The Siemens group accounted for 14 percent, 14 percent and 13 percent of our net sales in the 2002, 2003 and 2004 financial years, respectively. Sales to the Siemens group comprise both direct sales (which accounted for 12 percent, 13 percent and 13 percent of net sales, respectively, in those financial years) and sales designated for resale to third parties (which accounted for 2 percent, 1 percent and 0 percent of net sales, respectively, in those financial years). Sales to the Siemens group are made primarily by our non-memory product segments. No other single customer accounted for 10 per cent of our net sales in the 2002, 2003 or 2004 financial year.

   Cost of Goods Sold and Gross Margin

Our cost of goods sold consists principally of:

•	Direct materials, which consist principally of raw wafer costs;

•	Labor costs;

Back to Contents

•	Overhead, including maintenance of production equipment, indirect materials, utilities and royalties;

•	Depreciation and amortization;

•	Subcontracted expenses for assembly and test services;

•	Production support, including facilities, utilities, quality control, automated systems and management functions; and

•	Foundry production costs.

In addition to factors that affect our revenue, our gross margin is impacted by:

•	Factory utilization and related idle capacity costs;

•	Amortization of purchased intangible assets;

•	Product warranty costs;

•	Provisions for excess or obsolete inventories; and

•	Government grants, which are recognized over the remaining useful life of the related manufacturing assets.

We report as cost of goods sold the cost of inventory purchased from our joint ventures and other associated and related companies such as ALTIS Semiconductor, Inotera and through January1, 2003, ProMOS. Our purchases from these affiliated entities amounted to €357 million in the 2004 financial year, €470 million in the 2003 financial year and €686 million in the 2002 financial year.

	For the year ended September 30,

	2002	2003	2004

	(Euro in millions; except percentages)
Cost of goods sold	4,289	4,614	4,670
Changes year-on-year		8%	1%
% of net sales	88%	75%	65%
Gross margin	12%	25%	35%

The gross margin improvement over the past two financial years is attributable to a variety of factors, including improved integration and higher capacity utilization in most of our segments, a substantially improved cost position in our memory products segment, and a better overall pricing environment than in the prior financial years.

The gross margin development in our segments was as follows:

•	Wireline Communications — Gross margin improved in the 2003 financial year mainly due to increased volumes of higher-margin access products, productivity gains and higher capacity utilization. Gross margin was on average the same in the 2004 financial year as in the 2003 financial year, although decreasing throughout the year from a high in the first quarter. This was principally due to the continuing price decline experienced mainly for access products.

•	Secure Mobile Solutions — Gross margin improved in the second half of the 2003 financial year into the first quarter of the 2004 financial year and was maintained until the year end. This was mainly as a result of improved demand for wireless and security products and higher capacity utilization which offset the effect of continuing price decline. Gross margin was positively affected in the 2004 financial year by a slower rate of price decline and improved cost position for the previously acquired MIC business, and negatively impacted in the 2003 financial year due to continued pricing pressure throughout the year.

•	Automotive & Industrial — Gross margin improved as a result of increased productivity and cost reductions attributable to the conversion from 5-inch to 6-inch and 8-inch wafer manufacturing. Higher sales volumes and increased capacity utilization contributed to improved efficiencies and offset the adverse effect of pricing pressure on gross margin.

Back to Contents

•	Memory Products — Gross margin consistently improved over the past two years mainly due to improved productivity and reduced manufacturing costs related to 140- and 110-nanometer conversion and 300-millimeter production efficiencies. These more than offset the effects of lower average selling prices in the 2003 financial year, and led to a significant increase in gross margin towards the second half of the 2004 financial year. The gross margin impact in the 2004 financial year of lower license income was partially offset by reduced depreciation expense attributable to governmental grants.

   Research and Development (R&D) Expenses

Research and development expenses consist primarily of salaries and fringe benefits for research and development personnel, material costs, depreciation and maintenance of equipment used in our research and development efforts, and contracted technology development costs. Material costs include expenses for development wafers and costs relating to pilot production activities prior to the commencement of commercial production. R&D expenses also include our joint technology development arrangements with partners such as Nanya and IBM.

We continue to focus our investments on the development of leading-edge manufacturing technologies with high growth potential, particularly in our Secure Mobile Solutions and Memory Products segments.

	For the year ended September 30,

	2002	2003	2004

	(Euro in millions; except percentages)
Research and development expenses	1,060	1,089	1,219
Changes year-on-year		3%	12%
% of net sales	22%	18%	17%
In-process R&D charges	37	6	9
% of net sales	1%	0%	0%
Government subsidies	59	59	74
% of net sales	1%	1%	1%

In-process R&D charges relate to specific acquisitions: Ericsson Microelectronics (‘‘MIC’’) in the 2002 financial year, mainly SensoNor in the 2003 financial year and ADMtek in the 2004 financial year. Each charge is unique to the acquisition and depends on a variety of factors such as the stage of technology development and the anticipated future use at the acquisition date.

Some of our R&D projects qualify for subsidies from local and regional governments where we do business. If the criteria to receive a grant are met, the subsidies received reduce R&D expenses over the project term as expenses are incurred.

•	Wireline Communications —R&D expenses decreased in each of the 2003 and 2004 financial years in absolute terms and relative to sales. In the 2003 financial year, this was mainly due to lower amortization expenses relating mainly to our Catamaran Communications acquisition, and reduced spending for access product lines in accordance with our Impact cost-reduction program. In the 2004 financial year costs were reduced, mainly through cutbacks in optical networking, which was partially offset by in-process R&D charges in connection with the ADMtek acquisition.

•	Secure Mobile Solutions—R&D expenses increased in absolute terms as we increased our focus on software and solutions activities and third-generation mobile phone semiconductors. In the 2003 financial year, this effect was reduced by the €37 million in-process R&D charge recognized in the 2002 financial year, which did not reoccur.

•	Automotive & Industrial—R&D expenses increased in absolute terms and remained constant in relation to sales, as a result of increased R&D spending in the fields of microcontrollers and automotive applications. We expensed in-process R&D of €4 million in connection with the SensoNor acquisition in the 2003 financial year.

Back to Contents

•	Memory Products—R&D expenses decreased in both absolute terms and as a percentage of sales in the 2003 financial year, demonstrating the benefits of the joint development of DRAM technologies with Nanya. In the 2004 financial year, this reduction was more than offset by increased development expenditures for commodity DRAM and flash technologies, resulting in an overall increase in absolute terms, although constant relative to sales.

   Selling, General and Administrative (SG&A) Expenses

Selling costs consist primarily of salaries and fringe benefits for personnel engaged in sales and marketing activities, costs of customer samples, costs related to prototyping activities, other marketing incentives, and related marketing expenses.

General and administrative expenses consist primarily of salaries and benefits for administrative personnel, non-manufacturing related overhead costs, consultancy, legal and other fees for professional services, recruitment and training expenses.

	For the year ended September 30,

	2002	2003	2004

	(Euro in millions; except percentages)
Selling, general and administrative expenses	643	679	718
Changes year-on-year		6%	6%
% of net sales	13%	11%	10%

The decline as a percentage of net sales in each year was mainly due to our sales increasing at a faster rate than our expenditures.

Selling expenses increased in absolute terms over the past two years due to increased sales and higher-volume business as well as expansion in the Asia/Pacific region, partially offset by sales and marketing cost-reduction programs in our Wireline Communications and Secure Mobile Solutions segments.

The increase in general and administrative expenses over the past two years was mainly attributable to higher information technology (IT) expenditures, professional fees, and expenses associated with expanding our presence in the USA and Asia and was partially offset by savings from our cost-reduction programs. The full-year consolidation of the acquired MIC business increased the selling, general and administrative expenses of our Secure Mobile Solutions segment in the 2003 financial year. Accruals for legal costs related to litigation and settlements also increased in the 2004 financial year.

   Other items affecting earnings

	For the year ended September 30,

	2002	2003	2004

	(Euro in millions; except percentages)
Restructuring charges	16	29	17
% of net sales	0%	0%	0%

Other operating (income) expense, net	(46)	85	257
% of net sales	(1)%	1%	4%

Equity in (losses) earnings of associated companies	(47)	18	(14)
% of net sales	(1)%	0%	(0)%

Other non-operating (expense) income, net	(41)	21	(64)
% of net sales	(1)%	0%	(1)%

Restructuring Charges. In the 2004 financial year, we continued our restructuring and cost-saving efforts. In connection with our decision to close down various development centers in the 2004

Back to Contents

financial year, we recorded restructuring charges, mainly for severance payments. In the 2003 financial year we accrued charges for severance payments to eliminate excess overhead. In the 2002 financial year, we recorded restructuring expenses principally relating to non-cancelable commitments.

Other Operating Income (Expense), Net. Other net operating expense in the 2004 financial year related principally to charges related to our settlement in an antitrust investigation by the U.S. Department of Justice, related settlements with customers and a similar ongoing investigation in Europe, as well as a goodwill impairment charge of €71 million related to our 2001 acquisition of Catamaran. In the 2003 financial year, we also recorded a goodwill impairment charge of €68 million related to Catamaran and made a provision related to the U.S. antitrust matters noted above. In the 2002 financial year, other net operating income reflected pre-tax gains of €39 million from the sale of the remaining part of our infrared components business, and €2 million from the sale of our gallium arsenide business.

Equity in (Losses) Earnings of Associated Companies. Our principal associated companies are ALTIS, Inotera (since the 2003 financial year) and ProMOS (until the 2003 financial year). Both ProMOS and Inotera are DRAM manufacturers and our equity in their earnings has been sensitive to fluctuations in the price of DRAM and reflected in the results of the Memory Products segment.

Losses in the 2002 financial year were mainly caused by ProMOS as a result of low DRAM prices. In the 2003 financial year, the recovery in DRAM prices resulted in improved earnings at ProMOS prior to our withdrawal from the venture. Start-up losses at Inotera during the ramp-up phase of production contributed to the losses incurred in the 2004 financial year.

Other Non-Operating (Expense) Income, Net. Other income and expense can consist of various items from period to period not directly related to our principal operations, including gains and losses on sales of marketable securities. Other net non-operating expense in the 2004 financial year mainly consisted of €65 million of investment-related impairment charges. In the 2003 financial year, a €60 million gain on the sale of ProMOS shares was partially offset by impairment charges of €34 million related to certain investments, and a €9 million loss on the sale of our interest in UMCi. The 2002 financial year’s amount mainly reflected impairment charges related to investments.

   Earnings Before Interest and Taxes (EBIT)

We define EBIT as earnings (loss) before interest and taxes. Our management uses EBIT as a measure to establish budgets and operational goals, to manage our business and to evaluate its performance. We report EBIT information because we believe that it provides investors with meaningful information about our operating performance and especially about the performance of our separate business segments. EBIT is determined from the statement of operations as follows:

	For the year ended September 30,

	2002	2003	2004

	(Euro in millions)
Net income (loss) from continuing operations	(1,017)	(435)	61
Add: Income tax (benefit) expense	(143)	84	154
Interest expense, net	25	52	41

EBIT	(1,135)	(299)	256

Back to Contents

The EBIT amounts of our separate business segments were as follows:
	For the year ended September 30,

	2002	2003	2004

	(Euro in millions)
Wireline Communications	€(245)	€(188)	€(179)
Secure Mobile Solutions	(143)	(65)	124
Automotive & Industrial	138	187	244
Memory Products	(630)	31	169
Other Operating Segments	9	(49)	(58)
Corporate and Reconciliation	(264)	(215)	(44)

Total	€(1,135)	€(299)	€256

The EBIT improvement reflects the combined effects of the following EBIT movements of our reporting segments:

•	Wireline Communications—the EBIT loss decreased in the 2004 financial year due to lower operating costs, but partially offset by losses associated with the acquisition of ADMtek. EBIT for the 2003 and 2004 financial years includes goodwill impairments of €68 million and €71 million, respectively, related to our Catamaran acquisition. The reduction in the EBIT loss in the 2003 financial year was principally driven by improved sales volumes, improved product mix, and improved margin in our fiber optics business, as well as cost savings from restructuring and other cost-reduction efforts.

•	Secure Mobile Solutions—the return to profitability in the 2004 financial year was principally due to substantially increased sales and a moderately improved pricing environment. The reduction in EBIT loss in the 2003 financial year resulted from substantially increased sales, and improved gross margins, as well as the effects from cost reduction efforts, which offset the full-year consolidated effect of the acquired MIC business.

•	Automotive & Industrial—the EBIT improvements in the 2003 and 2004 financial years were mainly due to higher sales volumes and improved manufacturing efficiency, partially offset by continued pricing pressure.

•	Memory Products—the EBIT improvement in the 2004 financial year was primarily due to increased sales volumes, and productivity improvements, which offset the weak U.S. dollar/ Euro exchange rate, lower license income and antitrust related charges. The return to profitability in the 2003 financial year was attributable to increased sales volumes, substantially reduced manufacturing costs and increased license income.

•	Other Operating Segments—the EBIT losses in the 2003 and 2004 financial years mainly reflect investment-related impairment charges. Expenditures associated with establishing our ASIC & Design solutions (ADS) business in the 2003 financial year were significantly reduced and led to profitability in the 2004 financial year.

•	Corporate and Reconciliation—the EBIT loss decreased in the 2003 financial year and particularly in the 2004 financial year principally reflecting reduced idle-capacity costs resulting from improved utilization.

Interest Expense, Net

We derive interest income primarily from cash and cash equivalents and marketable securities. Interest expense is primarily attributable to bank loans and convertible notes, and excludes interest capitalized on manufacturing facilities under construction.

Back to Contents
	For the year ended September 30,

	2002	2003	2004

	(Euro in millions; except percentages)
Interest expense, net	(25)	(52)	(41)
% of net sales	(1)%	(1)%	(1)%

Interest expense since the 2002 financial year relates principally to the convertible bonds that we issued in February 2002 and in June 2003. This effect was partially reduced in the 2004 financial year through the redemption of a portion of our convertible bonds and increased interest capitalization related to facilities under construction.

Income Taxes

	For the year ended September 30,

	2002	2003	2004

	(Euro in millions; except percentages)
Income tax benefit (expense)	143	(84)	(154)
% of net sales	3%	(1)%	(2)%
Effective tax rate	12%	(24)%	72)%

Pursuant to U.S. GAAP, deferred tax assets in tax jurisdictions that have a three-year cumulative loss are subject to a valuation allowance excluding the impact of forecasted future taxable income. In the 2002 financial year we recorded an increase to the valuation allowance of €271 million, which limited the net tax benefit recognized, because we had incurred a cumulative loss in certain tax jurisdictions over the three-year period ended September 30, 2002. In the 2003 financial year, we again recognized no tax benefits in these jurisdictions and we increased the valuation allowance by €182 million, however, we continued to record tax expense in profitable tax jurisdictions. In the 2004 financial year, our effective tax rate increased because we recorded additional valuation allowances of €54 million related to tax jurisdictions that continue to have a three-year cumulative loss, and also had more non-deductible expenditures. We assess our deferred tax asset position on a regular basis. Our ability to realize benefits from our deferred tax assets is dependent on our ability to generate future taxable income sufficient to utilize tax loss carry-forwards or tax credits before expiration. We expect to continue to recognize no tax benefits in these jurisdictions until we have ceased to be in a cumulative loss position for the preceding three-year period.

Net Income (Loss)

Net loss decreased significantly in the 2003 financial year principally as a result of sales volume growth and manufacturing efficiencies and cost reduction efforts. This trend continued in the 2004 financial year, resulting in the achievement of profitability, although the impact was reduced through the increased charges for impairments, antitrust-related matters and tax expense.

Back to Contents

Financial Condition

	For the year ended September 30,

			% Change
			year-on-
	2003	2004	year

	(Euro in millions, except percentages)
Current assets	5,376	5,292	(2)%
Non-current assets	5,499	5,572	1%

Total assets	10,875	10,864	(0)%

Current liabilities	2,204	2,870	30%
Non-current liabilities	3,005	2,016	(23)%

Total liabilities	5,209	4,886	(6)%

Shareholders’ equity	5,666	5,978	6%

As of September 30, 2004, our total assets were at the same level as at the end of the 2003 financial year. Total current assets decreased at the end of the 2004 financial year due to the net effect of a variety of actions, including the use of cash to repay €549 million of long-term debt, offset by increases in accounts receivable and marketable securities. Non-current assets increased slightly at the end of the 2004 financial year as depreciation, amortization and impairment charges mostly offset capital expenditures and investments in associated companies during the year.

Total liabilities decreased as of the end of the 2004 financial year, mainly due to the redemption of a notional amount of €360 million of our convertible notes due 2007 during the 2004 financial year. Current liabilities mainly increased and non-current liabilities further decreased due to prior year long-term debt approaching short-term maturity as of September 30, 2004.

Our shareholders’ equity increased principally due to the issuance of 26,679,255 ordinary shares relating to the acquisition of the remaining interest in Infineon Technologies SC300 GmbH & Co. OHG (‘‘SC300’’) and 2004 net income. At September 30, 2004, shareholders’ equity as a percentage of total assets was 55 percent, compared with 52 percent at September 30, 2003.

The equity return and the return of assets both amounted to 1 percent in the 2004 financial year compared to (4) percent and (7) percent, respectively, in the 2003 financial year because of the achievement of profitability in the 2004 financial year. The equity-to-fixed-assets ratio improved in the 2004 financial year to 167 percent because depreciation exceeded capital expenditures during the year. The decrease of the debt-to-equity ratio to 33 percent, compared to 44 percent in the 2003 financial year, was attributable to the redemption of a portion of our convertible notes during the 2004 financial year.

Liquidity

Cash Flow

Our statement of cash flows shows the sources and uses of cash during the reported periods. It is of key importance for the evaluation of our financial position.

Cash flows from investing and financing activities are both indirectly determined based on payments and receipts. Cash flows from operating activities are determined indirectly from net income (loss). The changes in balance sheet items in connection with operating activities have been adjusted for the effects of foreign currency exchange fluctuations and for changes in the scope of consolidation. Therefore, they do not conform to the corresponding changes in the respective balance sheet line items.

Back to Contents
	For the year ended September 30,

	2002	2003	2004

	(Euro in millions)
Net cash provided by operating activities — continuing operations	226	731	1,857
Net cash used in investing activities	(1,244)	(1,522)	(1,809)
Net cash provided by (used in) financing activities	1,448	566	(402)
Net cash provided by (used in) operating activities — discontinued
operations	11	(1)	—
Cash and cash equivalents at year end	1,199	969	608

Cash provided by operating activities in the 2004 financial year resulted mainly from net income of €61 million, which is net of non-cash charges for depreciation of €1,320 million and impairment charges of €136 million and deferred taxes of €96 million. Cash provided by operating activities was positively impacted by an increase in accrued liabilities of €148 million, related to the antitrust investigations and related civil claims. These effects were partly offset by the increase of trade accounts receivable of €219 million and the increase of inventories of €40 million due to increased business volume.

Cash used in investing activities in the 2004 financial year mainly reflects capital expenditures of €1,163 million, principally to equip our plants in Dresden and Richmond, investments of €386 million in associated companies, such as our Inotera joint venture, and net purchases of marketable securities of €158 million.

Cash used for financing activities in the 2004 financial year principally relates to the redemption of €360 million of our convertible subordinated notes due 2007.

Free Cash Flow

We define free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since we hold a substantial portion of our available monetary resources in the form of readily available marketable securities, and operate in a capital-intensive industry, we report free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. It is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the cash flow statement:

	For the year ended September 30,

	2002	2003	2004

	(Euro in millions)
Net cash provided by operating activities—total	237	730	1,857
Net cash used in investing activities	(1,244)	(1,522)	(1,809)
Purchases of marketable securities, net	647	739	158

Free cash flow	(360)	(53)	206

Back to Contents

Net Cash Position

The following table presents our gross and net cash positions and the maturity of debt. It is not intended to be a forecast of cash available in future periods.
		Payments due by period

		Less than	1-2	2-3	3-4	4-5	After 5
as of September 30, 2004	Total	1 year	years	years	years	years	years

	(Euro in millions)
Cash and cash equivalents	€608	€608	€—	€—	€—	€—	€—
Marketable securities	1,938	1,938	—	—	—	—	—

Gross cash position	2,546	2,546	—	—	—	—	—
Less:
Long-term debt	1,427	—	49	655	5	2	716
Short-term debt and current
maturities	571	571	—	—	—	—	—

Total financial debt	1,998	571	49	655	5	2	716

Net cash position	548	1,975	(49)	(655)	(5)	(2)	(716)

Our gross cash position—representing cash and cash equivalents, plus marketable securities—decreased to €2,546 million at September 30, 2004, compared with €2,753 million at the prior year end. The decrease was principally due to the repayment of €549 million of long-term debt (mainly convertible notes), which more than offset the free cash flow of €206 million.

Long-term debt principally consists of convertible notes that were issued in order to strengthen our liquidity position and allow us more financial flexibility in conducting our operational business. The total outstanding convertible notes as of September 30, 2004 amounted to €1,340 million.

On June 5, 2003, we issued €700 million in subordinated convertible notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 68.4 million ordinary shares of our company, at a conversion price of Euro 10.23 per share through maturity.

On February 6, 2002, we issued €1,000 million in subordinated convertible notes due 2007 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 28.2 million of our company’s ordinary shares at a conversion price of Euro 35.43 per share through maturity. During the 2004 financial year we redeemed €360 million of our convertible notes due 2007.

Our net cash position—meaning cash and cash equivalents, plus marketable securities, less total financial debt—increased by €287 million to €548 million at September 30, 2004, compared with €261 million at September 30, 2003, principally as a result of free cash flow of €206 million.

To secure our cash position and to keep flexibility with regards to liquidity, we have implemented a policy with risk limits for the amounts deposited with respect to the counterparty, credit rating, sector, duration, credit support and type of instrument.

Capital Requirements

We require capital in our 2005 financial year to:

•
Finance our operations;

•	Make scheduled debt payments;

•	Settle contingencies if they occur; and

•	Make planned capital expenditures.

We can meet these requirements through:

Back to Contents

•
Cash flow generated from operations;

•	Cash on hand and securities we can sell; and

•	Available credit facilities.

As of September 30, 2004, we require funds for the 2005 financial year aggregating €2,135 million, consisting of €571 million for short-term debt payments and €1,564 million for commitments. In addition, we may need up to €68 million for currently known contingencies. We also plan to invest up to an additional €567 million in capital expenditures and financial and equity investments that have not been otherwise committed. The aggregate capital required for such commitments, contingencies and planned capital expenditures during the 2005 financial year is €2,770 million as of September 30, 2004. We have a gross cash position of €2,546 million as of September 30, 2004, and also the ability to draw funds from available credit facilities of €1,086 million.

As of September 30, 2004, we had debt of €571 million scheduled to become due within one year. The main component is our €450 million syndicated credit facility relating to the expansion of the Dresden manufacturing facility, which was fully drawn as of September 30, 2004, and matures on September 30, 2005.

Commitments and Contingencies

	Payment Due/Expirations by Period

		Less than	1-2	2-3	3-4	4-5	After 5
as of September 30, 2004(1)(2)	Total	1 year	years	years	years	years	years

	(Euro in millions)
Contractual commitments:
Operating lease
payments	918	83	101	77	74	55	528
Unconditional purchase
commitments	1,711	1,356	187	69	37	17	45
Other long-term
commitments	321	125	50	45	101	—	—

Total commitments	2,950	1,564	338	191	212	72	573

Other contingencies:
Guarantees	419	10	—	304	—	—	105
Contingent government
grants(3)	433	58	52	161	126	33	3

Total contingencies	852	68	52	465	126	33	108

The above table should be read together with Note 31 to our consolidated financial statements for the year ended September 30, 2004.
(1)	Certain payments of obligations or expiration of commitments that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table, based on our estimate of the reasonably likely timing of payments or expirations in each particular case. Actual outcomes could differ from those estimates.
(2)	Product purchase commitments associated with capacity reservation agreements are not included in this table, since the purchase prices are based, in part, on future market prices, and are accordingly not quantifiable at September 30, 2004. Purchases under these agreements aggregated €683 million for the year ended September 30, 2004.
(3)	Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not guaranteed otherwise and could be refundable if the total project requirements are not met.

Back to Contents

Capital Expenditures

	For the year ended September 30,

	2002	2003	2004

	(Euro in millions)
Memory products	464	576	716
Non-memory products	179	296	447

Total	643	872	1,163

We expect to invest between €1 billion and €1.3 billion in capital expenditures in the 2005 financial year, largely for our 300-millimeter manufacturing facility in Richmond, Virginia, as well as improving productivity and upgrading technology at existing facilities. As of September 30, 2004, €833 million of this amount has been committed and included in unconditional purchase commitments. Due to the lead times between ordering and delivery of equipment, a substantial amount of capital expenditures typically is committed well in advance. Approximately 60 percent of these expected capital expenditures will be made in the Memory Products segment’s front-end and back-end facilities. In addition, we expect to make financial and equity investments of up to €200 million in the 2005 financial year, of which approximately €100 million has been committed as of September 30, 2004 and included in other long-term commitments.

Credit Facilities

We have established both short- and long-term credit facilities with a number of different financial institutions in order to meet our anticipated funding requirements. These facilities, which aggregate €1,760 million, of which €1,086 million remained available at September 30, 2004, comprise the following:

			As of September 30, 2004

	Nature of financial	Purpose/intended	Aggregate
Term	institution commitment	use	facility	Drawn	Available

			(Euro in millions)
short-term	firm commitment	working capital,
		guarantees, cash
		management	163	73	90
short-term	no firm commitment	working capital	272	—	272
long-term	firm commitment	working capital	724	—	724
long-term(1)	firm commitment	project finance	601	601	—

Total			1,760	674	1,086

(1)	Including current maturities.

In September 2004 we executed a $400/€400 million syndicated credit facility with a five-year term. The facility consists of two tranches: Tranche A is a $400 million term loan intended to finance the expansion of our Richmond, Virginia, manufacturing facility. Tranche B is a €400 million multicurrency revolving facility to be used for general corporate purposes. Tranche B replaces our previous €375 million multicurrency credit facility expiring in 2005. The maximum outstanding amount of Tranche A will decrease on the basis of a repayment schedule that foresees equal instalments starting from September 30, 2006. The facility has customary financial covenants, and drawings bear interest at market-related rates that are linked to financial performance. The lenders of the aforementioned $400/€400 million credit facility have been granted a negative pledge relating to our future financial indebtedness with certain permitted encumbrances. At September 30, 2004, no amounts were outstanding under this facility.

Back to Contents

At September 30, 2004, we were in compliance with our debt covenants under the relevant facilities.

We plan to fund our working capital and capital requirements from cash provided by operations, available funds, bank loans, government subsidies and, if needed, the issuance of additional debt or equity securities. We have also applied for governmental subsidies in connection with certain capital expenditure projects, but can provide no assurance that such subsidies will be granted in a timely fashion or at all. We can provide no assurance that we will be able to obtain additional financing for our research and development, working capital or investment requirements or that any such financing, if available, will be on terms favorable to us.

Taking into consideration the financial resources available to us, including our internally generated funds and currently available banking facilities, we believe that we will be in a position to fund our capital requirements in the 2005 financial year.

Other Matters
Employees

The following table indicates the composition of our workforce by function and region at the end of the financial years indicated.
	As of September 30,

	2002	2003	2004

Function:
Production	20,822	22,405	24,540
Research & development	5,374	5,935	7,160
Sales & marketing	2,010	2,048	1,948
Administrative	2,217	1,920	1,922

Total	30,423	32,308	35,570

Region:
Germany	15,716	16,166	16,387
Other Europe	4,590	5,034	5,631
North America	2,889	2,757	2,982
Asia/Pacific	7,093	8,116	10,340
Japan	107	118	133
Other	28	117	97

Total	30,423	32,308	35,570

In the 2003 financial year, our headcount increased as a result of the ramp-up of our 300-millimeter production and through the acquisition of SensoNor. In the 2004 financial year, our headcount increased principally due to the expansion of manufacturing capacities in Germany, Malaysia and China.

Campeon

We entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (‘‘MoTo’’) to lease an office complex being constructed by MoTo south of Munich, Germany. The office complex will enable us to locate our employees, who are currently situated in various locations throughout Munich, in one central physical working environment. MoTo is responsible for the construction, which is expected to be completed in the second half of 2005. We have no obligations with respect to financing MoTo, and have provided no guarantees related to the construction.

Back to Contents

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
Revenue Recognition

We generally market our products to a wide variety of end users and a network of distributors. Our policy is to record revenue when persuasive evidence of an arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. We record reductions to revenue for estimated product returns and allowances for discounts and price protection, based on actual historical experience, at the time the related revenue is recognized. We establish reserves for sales discounts and price protection allowances based upon our evaluation of a variety of factors, including industry demand and our forecast of future pricing. This process requires the exercise of substantial judgments in evaluating the above-mentioned factors and requires material estimates, including forecasted demand, returns and industry pricing assumptions.

In future periods, we may decide to accrue additional provisions due to (1) deterioration in the semiconductor pricing environment, (2) reductions in anticipated demand for semiconductor products or (3) lack of market acceptance for new products. If these or other factors result in a significant adjustment to sales discount and price protection allowances, they could significantly impact our future operating results.

We have entered into licensing agreements for our technology in the past, and anticipate that we will increase our efforts to monetize the value of our technology in the future. As with certain of our existing licensing agreements, any new licensing arrangements may include capacity reservation agreements with the licensee. Such transactions could represent multiple element arrangements pursuant to SEC Staff Accounting Bulletin 104, ‘‘Revenue Recognition’’, and EITF Issue 00-21, ‘‘Revenue Arrangements with Multiple Elements’’. The process of determining the appropriate revenue recognition in such transactions is highly complex and requires significant judgments, which includes evaluating material estimates in the determination of fair value and the level of our continuing involvement.

Recoverability of Long-Lived Assets

Our business is extremely capital-intensive, and requires a significant investment in property, plant and equipment. Due to rapid technological change in the semiconductor industry, we anticipate the level of capital expenditures to be significant in future periods. During the 2004 financial year, we spent €1,163 million to purchase property, plant and equipment. At September 30, 2004, the carrying value of our property, plant and equipment was €3,587 million. We have acquired other businesses, which resulted in the generation of significant amounts of long-lived intangible assets, including goodwill. These included ADMtek in the 2004 financial year.

At September 30, 2004 we had long-lived intangible assets of €398 million.

We adopted the provisions of SFAS No. 142, ‘‘Goodwill and Other Intangible Assets’’, as of October 1, 2001. The adoption of SFAS No. 142 did not result in any impairment as of the adoption date. Pursuant to the requirements of SFAS No. 142, a test for impairment is done at least once a year.

We review long-lived assets, including intangible assets, for impairment when events or changes in circumstance indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or discounted estimated future cash flows.

Back to Contents

We tested goodwill for impairment pursuant to SFAS No.142 and recognized impairment charges of €68 million and €71 million during the years ended September 30, 2003 and 2004, respectively, related to our 2001 acquisition of Catamaran.

Valuation of Inventory

Historically, the semiconductor industry has experienced periods of extreme volatility in product demand and in industry capacity, resulting in significant price fluctuations. Since semiconductor demand is concentrated in such highly-volatile industries as wireless communications, wireline communications and the computer industry, this volatility can be extreme. This volatility has also resulted in significant fluctuations in price within relatively short time-frames. For example, the ‘‘spot’’ market price for 256-Mbit DDR DRAM fluctuated from $4.47 at January 30, 2004 to $5.15 at April 30, 2004.

As a matter of policy, we value inventory at the lower of cost or market. We review the recoverability of inventory based on regular monitoring of the size and composition of inventory positions, current economic events and market conditions, projected future product demand, and the pricing environment. This evaluation is inherently judgmental and requires material estimates, including both forecasted product demand and pricing environment, both of which may be susceptible to significant change. At September 30, 2004, total inventory was €960 million.

In future periods, write-downs of inventory may be necessary due to (1) reduced semiconductor demand in the computer industry and the wireless and wireline communications industries, (2) technological obsolescence due to rapid developments of new products and technological improvements, or (3) changes in economic or other events and conditions that impact the market price for our products. These factors could result in adjustments to the valuation of inventory in future periods, and significantly impact our future operating results.

Recoverability of Long-Term Investments

We have made a series of investments in companies that are principally engaged in the research and development, design, and manufacture of semiconductors and related products. At September 30, 2004, the carrying value of our long-term investments totaled €708 million.

At September 30, 2004, our two most significant long-term investments were our investments in ALTIS Semiconductor, which is a joint venture with IBM, and Inotera, which is a joint venture with Nanya.

Our accounting policy is to record an impairment of the net realizable value of investments when the decline in fair value below carrying value is other-than-temporary. In determining if a decline in value is other-than-temporary, we consider factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee, the economic environment and state of the industry and our ability and intent to hold the investment. We recognized impairment charges of €65 million during the 2004 financial year as a result of such impairment tests, in connection with our decision to terminate our venture investment activities and the disposal of our remaining investment portfolio, as well as other investment write-downs.

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

While we have recognized all declines that are believed to be other-than-temporary, it is reasonably possible that individual investments in our portfolio may experience an other-than-temporary decline in value in the future if the underlying investee experiences poor operating results or the global equity markets experience future broad declines in value.

Realization of Deferred Tax Assets

At September 30, 2004, total net deferred tax assets were €644 million. Included in this total are the tax benefits of net operating loss and credit carry-forwards of approximately €352 million, net of

Back to Contents

the valuation allowance. These tax loss and credit carry-forwards generally do not expire under current law.

We have evaluated our deferred tax asset position and the need for a valuation allowance. The assessment requires the exercise of judgment on the part of our management with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon our ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since we have incurred a cumulative loss in certain tax jurisdictions over the three-year period ended September 30, 2004, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of Statement of Financial Accounting Standards (‘‘SFAS’’) No. 109.

For these tax jurisdictions, the assessment was therefore based only on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods. As a result of this assessment, we recognized an additional deferred tax asset valuation allowance and charged tax expense in the 2003 and 2004 financial years of €182 million and €54 million, respectively, in order to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in the future. We assess our deferred tax asset position on a regular basis. Our ability to realize deferred tax assets is dependent on our ability to generate future taxable income sufficient to utilize tax loss carry-forwards or tax credits before their expiration. As a result of recently incurred tax losses, we expect to continue to recognize low levels of deferred tax benefits in the 2005 financial year, until such time as taxable income is generated from operations in tax jurisdictions that would utilize our tax loss carry-forwards in those jurisdictions.

The recorded amount of total deferred tax assets could be reduced if our estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize tax loss and credit carry-forwards in the future.

Purchase Accounting

We have acquired other businesses, including MIC in the 2002 financial year, SensoNor in the 2003 financial year and ADMtek in the 2004 financial year. These acquisitions resulted in aggregate in-process research and development costs of €52 million (including €9 million in the 2004 financial year) that were immediately recorded as expense in the respective periods of acquisition. Additionally, these acquisitions resulted in the generation of a significant amount of long-lived intangible assets.

Accounting for business combinations requires the allocation of the purchase price to identifiable tangible and intangible assets and liabilities based upon their fair value. The allocation of purchase price is highly judgmental, and requires the extensive use of estimates and fair value assumptions, which can have a significant impact on operating results.

Contingencies

We are subject to various legal actions and claims, including intellectual property matters, that arise in the normal course of business.

On September 15, 2004 we entered into a plea agreement with the U.S. Department of Justice in connection with its ongoing investigations of alleged antitrust violations in the DRAM industry. We agreed to pay a fine of $160 million over a five-year period. We are also subject to similar investigations by the European Commission and the Canadian Competition Bureau. We regularly assess the likelihood of any adverse outcome or judgments related to these matters, as well as estimating the range of possible losses and recoveries. Liabilities, including accruals for significant litigation costs, related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount of the loss can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. Accordingly, we have accrued a liability and charged operating income in the accompanying consolidated financial statements related to certain asserted and unasserted claims existing as of each balance sheet date. As additional information becomes available, any potential liability related to

Back to Contents

these actions is assessed and the estimates are revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material impact on our results of operations, financial position and cash flows.

International Financial Reporting Standards (IFRS)

Pursuant to a regulation of the European Union (the ‘‘EU’’), we will be required to report our consolidated financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’, formerly known as International Accounting Standards) with effect from October 1, 2007.

We are in the process of determining the impact of adopting IFRS with regard to:

•	The analysis of key differences between IFRS and U.S. GAAP;

•	The changes in disclosure requirements;

•	The effect of new reporting requirements on previously reported figures and future results; and

•	The impact on current business and procedures.

The objective of this process is to identify and establish accounting policies and practices that give a true and fair view of our company and its results of operations in accordance with IFRS.

We are not yet able to provide a quantitative analysis of the impact that the adoption of IFRS would have on our financial statements. The ultimate impact of adopting IFRS is further affected by the future issuance of final versions of IFRS standards that currently have draft status, and the degree of convergence achieved between U.S. GAAP and IFRS by the date of adoption. We expect to be able to meet the timetable set by the EU.

Qualitative and Quantitative Disclosure about Market Risk

The following discussion should be read in conjunction with Notes 2, 30 and 31 to our consolidated financial statements.

Commodity Price Risk

A significant portion of our business, namely the sales of our Memory Products segment, is exposed to fluctuations in DRAM market prices. DRAM is a highly standardized product and the sales price responds to market forces in a way similar to that of other commodities. DRAM price volatility can be extreme and has resulted in significant fluctuations within relatively short time-frames. We attempt to mitigate the effects of volatility by continually improving our cost position, by entering into new strategic partnerships and by focusing our product portfolio on application specific products that are subject to less volatility.

We are also exposed to commodity price risks with respect to raw materials used in the manufacture of our products. We seek to minimize these risks through our sourcing policies (including the use of multiple sources, where possible) and our operating procedures. We do not utilize derivative financial instruments to manage any remaining exposure to fluctuations in commodity prices.

Foreign Exchange Risk

Although we prepare our financial statements in euro, a major portion of our sales volumes as well as the costs relating to the design, production and manufacturing of products are denominated in U.S. dollars. Our activities in markets around the globe create cash flows in a number of different currencies. Exchange rate fluctuations may have substantial effects on our sales figures, our costs and our overall profits.

The table below provides information about our derivative financial instruments that are sensitive to changes in foreign currency exchange rates as of September 30, 2004. For foreign currency exchange forward contracts related to certain sale and purchase transactions and debt service payments denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual foreign exchange rates. At September 30, 2004, our foreign currency forward contracts had terms of up to one year and the currency options had terms up to two years.

Back to Contents

Our cross-currency interest rate swap expires in 2005 and our interest rate swaps expire in 2007 and 2008. We do not enter into derivatives for trading or speculative purposes.

Derivative Financial Instruments(1)

		Average
	Contract	contractual	Fair value
	amount	forward	September 30,
	buy/(sell)	exchange rate	2004

Foreign currency forward contracts	:
U.S. dollar	56	1.21548	(1)
U.S. dollar	(371)	1.20722	8
Japanese yen	55	134.65089	—
Japanese yen	(4)	133.15200	—
Singapore dollar	29	2.08514	—
Great Britain pound	4	0.67672	—
Other currencies	5	—	—
Currency options:
U.S. dollar	514	1.16833	9
U.S. dollar	(520)	1.15419	(16)
Cross-currency interest rate swap:
U.S. dollar	406	1.10	60
Interest rate swap	1,442	n/a	29

Fair value, net			89

(1)	Euro equivalent, in millions except for average contractual forward exchange rates.

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

We record our derivative instruments according to the provisions of SFAS No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’, as amended. SFAS No. 133 requires all derivative instruments to be recorded on the balance sheet at their fair value. Gains and losses resulting from changes in the fair values of those derivatives are accounted for depending on the use of the derivative instrument and whether it qualifies for hedge accounting. Our economic hedges are generally not considered hedges under SFAS No. 133. Under our economic hedging strategy we report derivatives at fair value in our financial statements, with changes in fair values recorded in earnings.

In the 2004 financial year foreign exchange transaction losses were €62 million and were offset by gains from our economic hedge transactions of €47 million, for net losses of €15 million. This compares to foreign exchange losses of €146 million, offset by hedging gains of €114 million, for net losses of €32 million in the 2003 financial year. A large portion of our manufacturing, selling and marketing, general and administrative, and research and development expenses are incurred in currencies other than the euro, primarily the U.S. dollar and Japanese yen. Fluctuations in the exchange rates of these currencies to the euro had an adverse effect on profitability in the 2003 and 2004 financial years.

Interest Rate Risk

We are exposed to interest rate risk through our debt instruments, fixed term deposits and loans. During the 2002 and 2003 financial years, we issued two convertible bonds. Due to the high volatility of our core business and to maintain high operational flexibility, we keep a substantial amount of

Back to Contents

cash and marketable securities. These assets are mainly invested in instruments with contractual maturities of between three and twelve months, bearing interest at short-term rates. To reduce the risk caused by changes in market interest rates, we attempt to align the duration of the interest rates of our debts and current assets by the use of interest rate derivatives.

Fluctuating interest rates have an impact on parts of both our marketable securities as well as our debt obligations and standby lines of credit. We make use of derivative instruments such as interest rate swaps to hedge against adverse interest rate developments. We have entered into interest rate swap agreements that mainly convert the fixed interest rate on our convertible bonds to a variable interest rate based on the relevant European Interbank Offering Rate (‘‘EURIBOR’’).

During the 2004 financial year we designated interest rate swap agreements with a notional amount of €500 million as fair value hedges of €500 million of our convertible notes due 2007, and thereby intend to lock in the effective amount of this portion of the convertible debt at its fair value. We further entered into and designated a forward interest swap agreements as a cash flow hedge, whereby we intend to lock in the effective cash amount of interest in the lease payments we expect to make during the first ten years under our Campeon lease agreement.

Subsequent Events

On November 10, 2004, we and ProMOS reached an agreement regarding ProMOS’ license of our previously transferred technologies, pursuant to which ProMOS may continue to produce and sell products using those technologies and to develop its own processes and products. As full consideration, ProMOS has agreed to pay $156 million in four instalments through April 30, 2006, against which our accrued payable for DRAM products purchased from ProMOS of $36 million is to be offset. The parties have agreed to withdraw their respective claims, including arbitration. We will recognize the relevant license income during the three months ending December 31, 2004.

Outlook

Leading market analysts have forecast a reduction of the rate of growth of the worldwide semiconductor market in U.S. dollars from nearly 30 percent during the 2004 calendar year to a single-digit average rate of growth during the 2005 calendar year. These forecasts imply stagnation in the industry with respect to sequential average quarterly growth for our 2005 financial year. Consistent with these forecasts, we see signs of a slowdown in several of our application segments during the first quarter of our 2005 financial year, mainly due to relatively high inventories in the supply chain for these markets at this time of year.

For the first quarter of the 2005 financial year, we anticipate the following with respect to our four principal segments:

•	In the Wireline Communications segment we do not expect growth in the first quarter of our 2005 financial year due to continuing pricing pressure and marketplace inventory corrections, especially in the Asian market. The segment’s EBIT loss for our 2005 financial year is expected to be significantly reduced if and when the sale of our fiber optics business to Finisar is completed.

•	With signs of a slowdown and higher marketplace inventories, especially in the Asian mobile phone market, customers have started to significantly slow down new orders in the Secure Mobile Solutions segment. We therefore anticipate a significant reduction in revenues for the first quarter of the 2005 financial year, resulting in lower capacity utilization and margin pressure. As market research institutes predict a slowdown in growth of the mobile phone market for the 2005 calendar year, we are cautious about the development of sales volumes and expect lower utilization rates in manufacturing throughout our 2005 financial year.

•	For automotive applications in the Automotive & Industrial segment we anticipate continuing price pressure and no major market changes in demand for semiconductors. We expect a slightly weaker market for industrial applications. Due to these developments, in combination with seasonal effects, we expect a slight reduction in revenues and earnings in the first quarter of our 2005 financial year.

Back to Contents

•	For Memory Products we expect business to develop in line with seasonal demand during the first quarter of our 2005 financial year. Based on additional capacities from our Inotera joint venture and foundry partners, we anticipate an increase of bit production.

In our 2005 financial year, although we do not anticipate being able to decouple ourselves from the industry trends, we aim to achieve profitable growth by relentlessly focusing on better serving the needs of our customers, maintaining our cooperative culture, and continually improving our operational performance through our state-of-the-art manufacturing capabilities and leading-edge technologies.

Back to Contents

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The occurrence of any of the following events could harm us. If these events occur, the trading price of our company’s shares could decline, and you may lose all or part of your investment. Additional risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Risks related to the semiconductor industry

Our business could suffer from periodic downturns

The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, lower prices and lower revenues. The markets for memory products have been especially volatile.

According to WSTS, worldwide sales of all semiconductor products have fluctuated significantly over the past several calendar years. Sales decreased in 1996, 1998 and 2001, with a decrease of approximately 32 percent in 2001. Sales grew by 1 percent in 2002 and a further 18 percent in 2003. In October 2004, WSTS predicted a growth rate of 28 percent for the 2004 calendar year. Recent growth has, however, so far been accompanied by downward price pressure in some of our business segments, especially for some of the products from our Secure Mobile Solutions segment.

There can be no assurance that the market will stabilize or improve in the near term or that the growth rates experienced in recent periods will be attainable again in the coming years. A renewed downturn in the industry could result in further substantially reduced sales volumes or prices for our products, resulting in a severe adverse impact on our results of operations.

Industry overcapacity could require us to lower our prices, particularly for memory products

Both semiconductor companies with their own manufacturing facilities and semiconductor foundries, which manufacture semiconductors designed by others, have added significant capacity in recent years and are expected to continue to do so. In the past, the net increases of supply, meaning the difference of capacity additions less capacity reductions due to obsolescence, sometimes exceeded demand requirements, leading to oversupply situations and downturns in the industry. The table below shows revenue and bit data as well as year over year price per bit development for the DRAM market since 1994 (Source: WSTS).

Calendar Year	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

DRAM market in billion US$	23	41	25	20	14	21	29	11	15	17
DRAM market in billion megabits	8	13	23	46	87	163	258	420	590	823
Year over year change average price per bit	-3%	1%	-66%	-60%	-63%	-21%	-12%	-76%	-3%	-22%

According to WSTS market data, during the first nine months of the 2004 calendar year, the average selling price for DRAM increased by 3 percent compared to the 2003 calendar year. Downturns in the industry, including the most recent downturn period of 2001-2002, have severely hurt the profitability of the DRAM industry generally, including our DRAM business. The volatility of the semiconductor industry may at any rate lead to future downturns, which could have similar effects. Fluctuations in the rate at which industry capacity is growing relative to the growth rate in demand for semiconductor products may in the future put pressure on our average selling prices and hurt our results of operations.

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

Back to Contents

be unavailable or limited in some countries, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons.

Competitors may also develop technologies that are protected by patents and other intellectual property rights. These technologies may therefore either be unavailable to us or be made available to us only on unfavorable terms and conditions. Litigation, which could cost us financial and management resources, may be necessary to enforce our patents or other intellectual property rights or to defend against claims of infringement of intellectual property rights brought against us by others. For example, Rambus Inc. filed suits against us in the United States and Germany in August 2000, alleging infringement of its intellectual property rights. Although we initially prevailed at the U.S. trial court proceedings, Rambus successfully appealed this decision, and the infringement action has been remanded for a new trial. The German case is still pending in the first instance. In 2002, MOSAID Technologies Inc. filed suit against us claiming that we violate certain of its DRAM patents. The final outcome of these suits may have a material adverse effect on our business. We may be forced either to stop producing substantially all of our memory products or to license the underlying technology upon economically unfavorable terms and conditions, and possibly to pay damages for prior use of the Rambus or MOSAID Technologies at issue. See ‘‘Business—Legal Matters—Litigation’’ for a more detailed description of these proceedings.

Our results may suffer if we are not able to match our production capacity to demand

During periods of industry overcapacity and declining selling prices, such as we have experienced, customers do not generally order products as far in advance of the scheduled shipment date as they do during periods when our industry is operating closer to capacity, such as in the 2003 and 2004 financial years. We therefore experience lower levels of backlog during such downturns, which makes it more difficult to forecast production levels and revenues.

It is difficult to predict future growth in the markets we serve, making it very difficult to estimate requirements for production capacity. If the market does not grow as we have anticipated, we risk under-utilization of our facilities. This may also in the future result in write-offs of inventories and losses on products whose demand is lower than current forecasts may indicate.

During periods of increased demand we may not have sufficient capacity to meet customer orders. Such constraints affect our customers’ ability to deliver products in accordance with their planned manufacturing schedules, making relationships with affected customers difficult. For example, we lost sales due to capacity constraints during 2000 as customers turned to other manufacturers that could satisfy their increased demand. We may face similar difficulties if and when capacity constraints recur.

In the past we have responded to fluctuations in industry capacity and demand by adapting production levels, closing existing production facilities, opening new production facilities or entering into strategic alliances. We have incurred high costs as a result. We have also purchased an increasing number of processed wafers from semiconductor foundries to meet higher levels of demand and have incurred higher cost of goods sold as a result. In order to expand or reduce our production capacity in the future, we may have to spend substantial amounts, which could hurt our results of operations.

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

We may not always be able to foresee and prepare for every contingency. If production at a fabrication facility is interrupted, we may not be able to shift production to other facilities on a timely basis or customers may purchase products from other suppliers. In either case, the loss of revenues and damage to the relationship with our customers could be significant.

Increasing our production capacity to reduce our exposure to potential production interruptions would increase our fixed costs. If we do not increase our net sales to meet these higher costs, our operating results could be harmed.

Back to Contents

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

Our business could suffer if we do not have adequate access to capital

Semiconductor companies that operate their own manufacturing facilities require significant amounts of capital to build, expand, modernize and maintain them. Semiconductor companies also require significant amounts of capital to fund research and development. We used cash in our investing activities of €1,244 million in the 2002 financial year, €1,522 million in the 2003 financial year and €1,809 million in the 2004 financial year. Our research and development expenses were €1,060 million in the 2002 financial year, €1,089 million in the 2003 financial year and €1,219 million in the 2004 financial year. In response to severe downturns in our business in the 2001 financial year, we limited our capital expenditures substantially during our 2002 financial year to €643 million. In the 2003 financial year we increased our capital expenditures by 36 percent to €872 million. In 2004 our capital expenditures increased again by 33 percent to €1,163. We intend to continue to invest heavily in research and development and manufacturing facilities, while continuing our policy of cooperation with other semiconductor companies to share these costs with us. A prime example is our joint venture, Inotera, where together with our joint venture partner, Nanya, we have recently completed construction of a 300-millimeter manufacturing facility for memory products.

In the future, we may not be able to raise the amount of capital required for our business on acceptable terms due to a number of factors, such as general market and economic conditions, inadequate cash flow from operations or unsuccessful asset management. Our business may be hurt if we are not able to make expected capital expenditures and meet expected research and development expenses.

Our business could suffer if we are not able to secure the development of new technologies or if we cannot keep pace with the technology development of our competition

The semiconductor industry is characterized by rapid technological changes. New process technologies using smaller feature sizes and offering better performance characteristics are introduced to manufacturing every one to two years. The introduction of new technologies allows us to increase the functionalities per chip while at the same time optimizing performance parameters, such as decreasing power consumption or increasing processing speed. In addition, the reduction of feature sizes allows us to produce smaller chips offering the same functionality and thereby considerably reduce the costs per function. In order to remain competitive, it is essential that we secure the capabilities to develop and qualify new technologies for the manufacturing of new products. For example all of our DRAM products are manufactured based on so-called trench technology. If we are unable to secure our capabilities to develop and qualify this technology and products based thereon, our business may suffer.

Back to Contents

The Siemens group is our largest customer and our results could suffer if it were to reduce its level of purchases from us

In the 2002, 2003 and 2004 financial years 14 percent, 14 percent and 13 percent, respectively, of our net sales resulted from direct sales to the Siemens group, including a minor amount of sales through the Siemens group’s sales organization for resale to third parties. We expect the Siemens group to continue to be one of our largest customers, but we cannot assure you that it will continue purchases at the same level as in the past. Our results could be harmed if the Siemens group purchases less from us in the future and other customers do not increase their orders to make up the shortfall.

We rely on our strategic partners, and our business could be harmed if these alliances were to be terminated

As part of our strategy, we have entered into a number of long-term strategic alliances with leading industry participants, both to manufacture semiconductors and to develop new manufacturing process technologies and products. If our strategic partners encounter financial difficulty, they may no longer be able to participate in our alliances. Some of the agreements governing our strategic alliances allow our partners to terminate the agreement if our equity ownership changes so that a third party other than the Siemens group gains control of our company or of a significant portion of our company’s shares. Our business could be harmed if any of our strategic partners were to discontinue its participation in a strategic alliance or if the alliance were to otherwise terminate.

Our business could suffer as a result of volatility in different parts of the world

We operate globally, with numerous manufacturing, assembly and testing facilities on three continents, including four that we operate jointly with partners. In the 2004 financial year, 77 percent of our revenues were generated outside Germany and 59 percent were generated outside Europe. Our business is therefore subject to risks involved in international business, including:

•	negative economic developments in foreign economies and instability of foreign governments, including the threat of war, epidemic or civil unrest;

•	changes in laws and policies affecting trade and investment; and

•	varying practices of the regulatory, tax, judicial and administrative bodies in the jurisdictions where we operate.

Substantial changes in any of these conditions could have an adverse effect on our business and results of operations. For example, the economic slowdown in Asia in 1997 and 1998, and the worldwide economic downturn from 2001 to 2003, reduced demand for semiconductors, and we suffered losses due to the resulting fall in sales volumes and semiconductor prices. Our results of operations could also be hurt if demand for the products made by our customers decreases due to adverse economic conditions in any of the regions where they sell their own products.

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

We had foreign currency derivative and transaction losses of €16 million in the 2002 financial year, €32 million in the 2003 financial year and €15 million in the 2004 financial year.

Since its introduction in 1999, the euro has fluctuated in value against the U.S. dollar, ranging from a high of €1.00 = $1.3090 in November 2004 to a low of €1.00 = $0.8252 in October 2000. The relative weakness of the euro against the dollar positively affected our revenues and results of operations in the 2002 financial year. Since the beginning of 2003, the dollar has weakened sharply against the euro, which has had a substantial negative effect on our revenues and profitability. On November 23, 2004, the exchange rate was €1.00 = $1.3090. Any further weakening of the dollar against the euro would further negatively affect our results of operations.

Environmental laws and regulations may expose us to liability and increase our costs

Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of

Back to Contents

hazardous substances, waste disposal and the investigation and remediation of soil and ground water contamination. A directive in the European Union imposes a ‘‘take-back’’ obligation on manufacturers to finance the collection, recovery and disposal of electrical and electronic equipment. This directive is currently being implemented in the Member States and will come into force in August 2005. Additional European legislation will ban the use of lead and some flame retardants in electronic components beginning in July 2006. Furthermore, a legislative proposal by the European Commission deals with the registration, evaluation and authorization of chemicals (‘‘REACH’’). The Commission has also made a legislative proposal on the ecological design of electrical appliances, including the components of electrical appliances, which would create an obligation to conform to the so-called CE rules. These directives, and the REACH proposal, if adopted, may complicate our research and development activities and may require us to change certain of our manufacturing processes, to utilize more costly materials or to incur substantial additional costs.

As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing locations. In the 2004 financial year, the EU directive on environmental liability came into force. After implementation, we will face increased environmental liability, which may result in higher insurance costs and potential damage claims. Costs associated with future additional environmental compliance or remediation obligations could adversely affect our business.

For a further description of environmental issues that we face see ‘‘Business—Environmental Protection and Sustainable Management’’.

Reductions in the amount of government subsidies we receive or demands for repayment could increase our reported expense or limit our ability to fund our capital expenditures

As is the case with many other semiconductor companies, our reported expenses have been reduced in recent years by various subsidies received from governmental entities. In particular, we have received, and expect to continue to receive, subsidies for investment projects as well as for research and development projects. We recognized governmental subsidies as a reduction of R&D expense and cost of sales in an aggregate amount of €93 million in the 2002 financial year, €113 million in the 2003 financial year and €160 million in the 2004 financial year. In addition, we reduced the carrying value of fixed assets by €17 million and €49 million during the 2003 and 2004 financial years, respectively.

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

The terms of certain of the subsidies we have received impose conditions that may limit our flexibility to utilize the subsidized facility as we deem appropriate, to divert equipment to other facilities, to reduce employment at the site, or to use related intellectual property outside the European Union. This could impair our ability to operate our business in the manner we believe to be most cost effective.

We have entered into a plea agreement with the U.S. Department of Justice in connection with its investigation of pricing practices in the DRAM industry, and we continue to be subject to investigation in other jurisdictions and to civil claims in connection with this matter

In September 2004, we entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (‘‘DOJ’’) in connection with its ongoing investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, we agreed to plead guilty to a single count relating to the pricing of DRAM products between July 1, 1999 and June 15, 2002.

Back to Contents

Under the terms of the agreement, we agreed to pay a fine of $160 million. The fine plus accrued interest is to be paid in equal annual instalments through 2009. On October 25, 2004 the plea agreement was accepted by the U.S. District Court for the Northern District of California. The matter has therefore been fully resolved between us and the DOJ, subject to our ongoing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The wrongdoing charged by the DOJ was limited to six OEM customers that manufacture computers and servers. We have entered into settlement agreements with five of these customers and are negotiating a settlement with the remaining customer.

Following the opening of the DOJ’s investigation, a number of purported class action lawsuits were filed against us and other DRAM suppliers in U.S. federal courts and in state courts in various U.S. states. The complaints allege violations of federal and state antitrust and competition laws and seek significant damages on behalf of the plaintiffs.

In April 2003, we received a request for information from the European Commission (the ‘‘Commission’’) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM memory products. In May 2004, the Canadian Competition Bureau advised our U.S. subsidiary that it and its affiliated companies are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act in the DRAM industry. No compulsory process (such as subpoenas) has been commenced. The Competition Bureau’s inquiry is at a relatively early stage. We are cooperating with the Commission and the Competition Bureau in their inquiries.

In connection with these matters and in accordance with U.S. GAAP, we established an accrual of €28 million in the fourth quarter of the 2003 financial year and made further accruals aggregating €209 million in the 2004 financial year. As noted above, we have agreed to pay a fine of $160 million in connection with the DOJ investigation. Because the other matters remain ongoing, we cannot predict at this time whether the reserves will be adequate to cover any further potential liabilities that we may incur.

An adverse final resolution of the civil antitrust claims or the Commission or Canadian investigations described above could result in significant financial liability to, and other adverse effects upon, us, which would have a material adverse effect on our business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, we could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on our results of operations or financial condition or cash flows. See ‘‘Business—Legal Matters—Litigation’’ for a description of these matters.

Purported class action lawsuits have been filed against us alleging securities fraud

Following our announcement in September 2004 of our agreement to plead guilty in connection with the DOJ’s antitrust investigation and to pay a fine of $160 million, several purported class action lawsuits have been brought against us in the U.S. district courts. These suits allege, among other things, that we fraudulently overstated our revenues in connection with the practices investigated by the DOJ. We intend to defend these suits vigorously. A significant settlement or negative outcome at trial could have a material adverse effect on our financial results. See ‘‘Business—Legal Matters—Litigation’’ for a description of these matters.

We might be faced with product liability or warranty claims

Despite extensive quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of such defects could give rise to warranty claims or to liability for damages caused by such defects and for consequential damages and could, moreover, impair the market’s acceptance of our products. Both could have a material adverse effect on our business and financial condition. Also, customers have from time to time notified us of potential contractual warranty claims in respect of products supplied by us, and may do so in the future. See ‘‘Business—Legal Matters—Litigation’’ for a description of these and other proceedings.

We may be unable to successfully integrate businesses we acquire

We have acquired other businesses, including Ericsson Microelectronics in September 2002, SensoNor in June 2003 and ADMtek in April 2004. We intend to continue acquisitions of, and investments in, other companies in the future. We face risks resulting from the expansion of our

Back to Contents

operations through acquisitions. These include the risk that we might be unable to integrate new businesses with our culture and strategies. We also cannot be certain that we will be able to achieve the benefits we expect from a particular acquisition or investment. Acquisitions may also strain our managerial and operational resources, as the challenge of managing new operations may divert our managers and employees from monitoring and improving operations in our existing businesses. Our business, financial condition and results of operations may suffer if we fail to coordinate our resources effectively to manage both our existing businesses and any businesses we acquire.

In the 2003 financial year we expensed €68 million to reduce the goodwill associated with our acquisition of Catamaran Communications because the amount of cash we expect to receive in the future from this business is less than what we expected at the time we made the acquisition. We reduced our expectations because of recent changes in the market environment and their effects over the period for which we can reasonably forecast the future development in the market. In the 2004 financial year we expensed an additional €71 million as a further reduction of goodwill because our expectations of the future market development had changed. We review acquired goodwill for impairment at least once a year. Changes in our expectations in the future due to changes in market developments which we cannot currently foresee could result in our writing off additional amounts of goodwill in future periods.

Siemens exercises partial control over some of our intellectual property rights and could use these rights to compete with us

In connection with our formation as a legal entity, Siemens transferred approximately 20,000 patent rights to us. Under the terms of this transfer and related agreements, however, Siemens retained the right to use these patent rights within the scope of its business for an unlimited period of time, subject to various restrictions in the case of patents relating to information handling systems. A non-competition agreement between us and Siemens, entered into in connection with our formation as a separate company, expired in March 2004. Siemens is no longer prevented from competing with us, and may utilize the patent rights it retained at the time of our formation to do so.

Siemens also retained the right to assert infringement claims against third parties with respect to approximately 15 percent of the patent rights that it transferred to us, insofar as these patents relate to the technical field of the Siemens group’s business activities. Siemens has agreed that it will not exercise this right against any of our customers in respect of any part of such customer’s products that contains one of our products, unless this right is asserted for defensive purposes. Nevertheless, we can provide no assurance that these safeguards will be sufficient to protect all of our customers against claims by Siemens with respect to those of their products that incorporate technology covered by these patents. It may therefore be difficult for us to sell our products or grant licenses of these patents to third parties, and they may not be able to use our products without infringing these patents or incurring license fees to Siemens.

Sales by Siemens of substantial number of shares in the public market could adversely affect the market price of the shares and ADSs

Siemens AG has the right, directly or indirectly, to direct the disposition of up to 136,292,363 shares of our company, representing approximately 18 percent of the currently issued shares of our company. These shares are currently held by Wachovia Trust Company in trust for the benefit of Siemens AG and may be transferred back to Siemens AG in December 2004. Siemens has announced publicly its intention to divest its ownership interest in our company through direct or indirect sales, as and when business and market conditions permit. Any such disposal could occur at any time or from time to time. Sales of substantial numbers of the shares of our company controlled by Siemens either in the public market or in private transactions, or the perception that such sales may occur, could adversely affect the market price of the shares and ADSs and could adversely affect our ability to raise capital through subsequent offerings of equity.

Back to Contents

BUSINESS

Overview

Industry Background

Semiconductors are the key building blocks used to create an increasing variety of electronic products and systems. Over the years, continuous improvements in semiconductor process and design technologies have led to ever smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and costs have decreased, semiconductors have become common components in products used in everyday life. Semiconductors have expanded from their original primary applications in defense systems and mainframe computers to applications such as personal computers, telecommunications systems, automotive products, industrial automation and control systems and security applications.

Semiconductor sales have increased significantly over the long term, as the broader electronics industry has grown. Additional factors contributing to long-term growth include:

•	the development of new semiconductor applications;

•	the replacement of mechanical components with electronic components;

•	increased demand for mobility, which requires increasing miniaturization and reduced power consumption; and

•	demand for new products that have improved functionality and ease of use.

These factors have resulted in semiconductors constituting an increasing percentage of the total cost of the systems and products in which they are incorporated. According to IC Insights, the percentage of semiconductor content in electronic equipment increased from approximately 11 percent in 1989 to approximately 19 percent in 2003. Nevertheless, the market for semiconductors has historically been volatile. Supply and demand have fluctuated cyclically and have caused pronounced fluctuations in prices and margins. Following a severe downturn in 2001, the industry experienced a further period of low demand and ongoing worldwide overcapacity during 2002 and into 2003. During our 2004 financial year, the world semiconductor market once again experienced a (dollar-based) growth rate above the historical average.

Back to Contents

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

Back to Contents

•	Whether the semiconductor uses analog, digital or mixed signal technology.

Analog signals are real world phenomena such as temperature, sound, light or pressure that vary over a continuous range of values. For example, an analog semiconductor can transform sounds into electrical signals or vice versa. Analog semiconductors collect, monitor, condition or transform analog signals into electrical signals and vice versa.

Digital signals are created by switching electrical current on or off. They vary based on the sequence of these on and off electrical pulses, which are frequently represented by ones and zeros. Digital signals are used in computer-like functions and calculations. A digital semiconductor stores information from digital signals or performs functions on digital signals. Examples of digital semiconductors would be memory chips or microprocessors.

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

History and Strategy

We have been a publicly traded company since March 2000, and were organized as a separate legal entity within the Siemens group with effect from April 1, 1999. Prior to that date, we were the Siemens Semiconductor Group. As such, we have been actively involved in the development, manufacture and marketing of semiconductors since 1952. We believe that we inherited from the Siemens Semiconductor Group a strong base of technology and experience in the semiconductor industry.

As Siemens’ Semiconductor Group, we pioneered the development of ICs for use in consumer products in the early 1960s. We produced the first radio-frequency chip set that was GSM-compatible in 1990. In 2000, we introduced and commenced deliveries of a mobile telephone chipset for the Bluetooth standard, introduced the first dual mode GPRS/GSM single baseband chip, and received the first certification for a complete Bluetooth system. In 2001, we introduced the first OC-192 single-chip 10-Gigabit-per second transceiver in silicon-germanium for high-speed SONET communications networks. In 2002, we successfully ramped up manufacturing of 256-Mbit DRAM memory chips produced on a 300-millimeter wafer and in 2003, developed the smallest 1-Gbit DRAM memory chip in 110-nanometer technology. In 2004, we were the first semiconductor company to provide single-chip UMTS RF transceivers in high volume, and presented in cooperation with IBM the world’s first 16-Mbit MRAM chip. According to IC Insights, we were the fifth largest semiconductor company in the first half of the 2004 calendar year.

Our strategic objective is to achieve profitable growth by targeting fast-growing areas of the semiconductor industry and building upon our position as a leading innovator within the

Back to Contents

semiconductor industry. We aim to increase our market share and become one of the most profitable semiconductor companies in the world. We also seek to be among the top three suppliers of products in each of our business segments and to be the number one supplier of systems solutions. Specifically, we intend to:

•	Focus on providing technological solutions to meet the needs of a modern lifestyle. The development of new semiconductor products has always been primarily technology driven; the technical possibilities have set the standard for development. In the future, we believe that the needs of individual consumers will determine the new trends in technology, as consumers demand solutions that improve the quality of life. Many of these solutions will be based on semiconductors, integrated with software and services into new platforms. In creating these solutions, we will focus on enhancing our existing semiconductor know-how in such areas as hardware and software design and system-on-chip integration as well as such promising new fields as nanotechnology, micro-mechanical systems and life sciences. In the future, we intend to combine our technical expertise in the areas of mixed signal, radio frequency, power semiconductor, microcontroller and digital signal processor architecture with software products and consulting and systems integration services, in order to better serve the needs of our customers.

•	Build on our leadership in fast-growing areas served by our different segments. Our goal is to achieve profitable revenue growth greater than that experienced by the semiconductor industry generally. We seek to do this by increasing market share and exploiting opportunities that allow us to achieve a leadership position in rapidly growing segments of each of the markets our business groups address. We believe that our strong relationship with leading customers in all of our business areas gives us significant competitive advantages.

•	Share risk and expand our access to leading-edge technology through long-term strategic partnerships with other leading industry participants. We believe that close relationships with other semiconductor companies allow us to share risks, reduce development costs and improve time-to-market. They also enable us to enhance our portfolio of intellectual property through worldwide access to the expertise of other industry participants. We intend to continue to develop long-term strategic relationships with leading industry participants, both to manufacture products and to develop new process technologies and products.

•	Enhance our position in significant global markets. We currently develop, manufacture, market and sell products in Europe, North America, Japan and the Asia/Pacific region. An important element of our growth strategy is to further penetrate those international markets that we believe have the greatest growth potential over the coming years. We intend to position Infineon as one of the leading suppliers in China and the United States, to strengthen our position in Japan, and to further strengthen our leading position in Europe and the rest of the Asia/Pacific region.

•	Enhance our position as an innovation and technology leader by continuing to invest in research and development. We believe that research and development is integral to the implementation of our overall strategy and essential to maintaining close relationships with our customers. Innovation will remain one of our top priorities for the future.

•	Retain senior management and other highly qualified personnel, in particular R&D personnel, by fostering employee ownership of our shares. In order to carry out our strategy, we must continue to attract and retain highly-qualified and motivated employees. We have therefore developed incentive plans and personnel development programs designed to encourage, recognize and reward superior technical expertise throughout Infineon. By offering selected employees the opportunity to participate in share ownership, we seek to ensure the alignment of the interests of our most qualified employees with those of our shareholders.

Back to Contents

Products and Applications

We are organized into four principal segments, three of which are application focused—Wireline Communications, Secure Mobile Solutions and Automotive & Industrial; and one of which is product-focused—Memory Products. These groups design, develop, manufacture and market a broad range of semiconductors and complete systems solutions used in a wide variety of microelectronic applications. During the 2004 financial year, we moved certain businesses from the Secure Mobile Solutions segment to the Automotive & Industrial segment. The following table gives an overview of some of the more significant products and applications and the four largest customers of each of our segments.

Principal Products, Applications and Customers

Four Largest
Customers
in the 2004
Segment	Principal Products	Principal Applications	Financial Year

Wireline Communications	ICs for ‘‘Traditional Telecom’’ (CODECs, SLICs, ISDN, E/T, etc); Broadband access solutions for DSL CO/CPE and VoIP; System solutions for modems, routers, gateways, WLAN access points, and NICs; ICs and modules for optical networks; Ethernet over Sonet (EoS) multi-service framer	Traditional Telecom, Broadband Access, Customer Premise Equipment (CPE), Optical Networks	Avnet Ericsson Siemens Tyco

Secure Mobile Solutions	Baseband ICs, application processors, RF transceivers, mobile phone system solutions, RF-power transistors, security memory ICs, security microcontroller ICs, encryption ICs, Trusted Platform Modules (TPM), RFID ICs	Mobile telephone systems and cordless telephone systems (major standards are: GSM, GPRS, UMTS, WDCT, DECT and Bluetooth) as well as WLAN, wireless infrastructure, RFID systems, security systems, chip cards for SIM cards, payment cards and identification cards andtransportation	Ericsson Gemplus Nokia Siemens

Automotive & Industrial	Power semiconductors (discretes, ICs and modules), sensors and microcontrollers (8-bit, 16-bit, 32-bit) with and without embedded memory, silicon discretes	Automotive: Powertrain (engine control, transmission control), body and convenience (comfort electronics, air conditioning), safety and vehicle dynamics (ABS, airbag, stability control), infotainment (wireless communication, telematics/navigation). Industrial: Power management & supplies, drives and power distribution	Avnet Bosch SAC Siemens

Back to Contents

Four Largest
Customers
in the 2004
Segment	Principal Products	Principal Applications	Financial Year

Memory Products	Commodity DRAM components with densities from 64-Mbit to 1-Gbit and SDRAM, DDR and DDR2 interfaces; mainstream modules for desktop and notebook PCs; special modules for workstations and servers.	Desktop and notebook computers, PC upgrades, workstations and servers, communications equipment, computer peripherals	Dell HP IBM Kingston

	Speciality DRAMs for graphics and mobile applications,	Graphic cards, PDAs, mobile phones, digital still cameras

	NAND-compatible Flash components and SD-Flash Cards	Removable solid state memory cards, USB sticks, digital still cameras

Wireline Communications

Our Wireline Communications segment designs, develops, manufactures and markets semiconductor solutions for the wireline communications market. This market is currently characterized by:

•	a growing demand for a single network offering voice, video and data (‘‘triple play’’) applications, which we believe is driving growth of the Internet and will create increasing demand for high performance broadband access products;

•	the convergence of voice and data networks into a single Internet Protocol network infrastructure, which we believe will drive demand for DLC products, particularly in the North American market; and

•	increased investment by carriers in MAN (Metropolitan Area Network) core infrastructure to support increased data bandwidth requirements.

We focus on broadband access solutions for Central Office and Customer Premises. According to industry data, we were the number five supplier of wireline communications ICs worldwide in 2003, with a 6 percent market share (Gartner Dataquest, June 2004).

The primary applications for our Wireline Communications devices include

•	traditional telecom and enterprise, e.g. analog line cards, ISDN, T/E, PBX, etc.,

•	broadband access solutions for central office and customer premises equipment (xDSL),

•	home networking equipment such as routers, gateways, WLAN access points, NICs, and

•	optical networks

We are a leading supplier of traditional telecom solutions including analog line cards, ISDN, T/E, and our broadband access solutions enable combined solutions for voice and data applications. This portfolio of products allows a complete, end-to-end access solution that enables the ‘‘triple play’’ of voice, video, and data applications.

Focusing our efforts on providing complete solutions, we continually seek to increase our system solution offerings. Leveraging our leadership in voice access in combination with our digital design capabilities, we offer high-performance integrated voice and data (IVD) solutions and high-quality voice applications implementing our Geminax-Max and VINETICTM ICs. To meet the market demand for broadband access solutions with Internet Protocol (IP) capabilities, we added our ConverGateTM IC to enable IP-DSLAM Linecard designs for both ADSL and SHDSL, using our Geminax-Max (ADSL) or SOCRATESTM (SHDSL) chip sets. To enable IP traffic over this IP-DSLAM Linecard, we use our Ethernet LAN card based on Purple, a high port density (24 and 48 ports) 10/100 Ethernet switching IC. Together with the latest released LR-VDSL6100i Modem on Chip (MoC), Purple is used as a core switching technology to provide Ethernet over VDSL solutions

Back to Contents

for the access segment. If used with our MetroMapperTM it provides a switching solution for the connection of the Metro Ring to the Central Office. Our optical networking products focus on the Metro Ring environment.

ADMtek, which we acquired in April 2004, complements our access systems, enabling us to provide end-to-end access solutions from the Central Office to the customer premises. Our customer premises equipment (CPE) unit provides low cost Ethernet switches and Ethernet PHYs, wired and wireless LAN NICs, low power consumption network processors and controllers, and xDSL modems.

Secure Mobile Solutions

Our Secure Mobile Solutions segment designs, develops, manufactures and markets a wide range of ICs for wireless applications, security controllers, security memories and other semiconductors and complete system solutions for wireless and security applications. This segment is one of the leading players in the market for semiconductor solutions for mobile phones and chip cards.

Our principal products include baseband and application processor ICs, standard and customized radio-frequency products, security memory ICs, security microcontroller ICs for SIM cards, payment cards, identification cards and transportation cards, Trusted Platform Modules (TPM), radio frequency identification (RFID) ICs, Bluetooth devices—WLAN ICs and high frequency components for wireless infrastructure (Basestations). Our principal solutions include hardware system design and software solutions for mobile telephone systems (addressing primarily the GSM, GPRS, EDGE, and UMTS standards) and Bluetooth as well as DECT/WDCT, WLAN, RFID systems and security systems.

According to Gartner Dataquest, in the 2003 calendar year we remained the market leader in ICs for smart card applications, with a market share of 41 percent, and remained the market leader for RF transceiver devices in wireless communication, with a market share of 16 percent. We believe we will remain the leader in both markets in 2004. According to Gartner Dataquest we increased our market share in Wireless Communication Systems ASSPs (Application Specific Standard Products) to 7 percent, making us the number three supplier worldwide.

The markets for products in which our cellular communications ICs and systems are utilized are characterized by trends towards lower cost, increasingly rapid succession of product generations and increased system integration. Increasing demand for add-on applications such as multimedia is expected to increase the IC content of mobile phones. We expect these trends to create further opportunities for suppliers of cellular communication semiconductors and systems. The markets for our security products are characterized by trends towards lower prices, higher demand for embedded non-volatile memory in SIM cards and increasing security requirements, especially in payment and identification applications.

We offer products and solutions to customers in the following principal application segments:

Communications. We offer products and solutions in the following key segments of the wireless communications market:

•	GSM, or Global System for Mobile communication, which is the de facto wireless telephone standard in Europe and is available in 120 countries. GSM is part of an evolution of wireless mobile telecommunication that includes High-Speed Circuit-Switched Data (HCSD), General Packet Radio System (GPRS), Enhanced Data GSM Environment (EDGE), and Universal Mobile Telecommunications Service (UMTS). We offer products and solutions addressing all of these wireless communications standards. In 2004, we introduced multimedia baseband ICs S-Gold and S-Goldlite for GSM/GPRS/EDGE mobile phone standards, entry phone baseband E-Goldlite for GSM/GPRS, the first single chip CMOS transceiver Smarti SD for cost-optimized GSM/GPRS mobile phones and silicon based BAW filters for performance optimized applications in CDMA and UMTS mobile phones.

•	UMTS is a GSM-based standard for third-generation (3G) broadband, packet-based transmission of text, digitized voice, video, and multimedia at data rates up to 2 megabits per second (Mbps) offering a consistent set of services to mobile computer and phone users no matter where they are located in the world. We offer a complete 3G multimedia mobile phone platform for UMTS/EDGE/GPRS.

Back to Contents

•	BluetoothTM is a computing and telecommunications industry specification that allows mobile phones, computers, and personal digital assistants (PDAs) to easily interconnect with each other and with home and business phones and computers using a short range wireless connection. In the Bluetooth segment, we offer our BlueMoon Single and BlueMoon Universal products.

•	WLAN, or wireless LAN, is a technology that permits the user of a wireless-enabled laptop or other mobile device to connect to a local area network, or LAN, through a wireless connection. We currently offer a complete WLAN solution, including chipset, evaluation boards, reference designs, firmware and software drivers, and full customer support.

•	For secure communication applications, we provide chip card IC solutions for mobile communication and for pre-paid cards for public telephones. Currently, approximately every third SIM card shipped worldwide contains an Infineon chip.

•	For wireless infrastructure applications we provide primarily RF components for mobile base stations. In 2004 we introduced an RF power transistor in new GOLDMOS technology for base stations for leading mobile phone standards, including UMTS/WCDMA/GSM/CDMA.

Computing. To customers in the computing segment, we offer products and solutions for both computing and large-scale identification projects. To enable secure computing platforms, our products and solutions are designed to prevent unauthorized use of digital terminals or to secure the data communication between the transmitter and receiver against manipulation. On a PC motherboard, our Trusted Platform Module (TPM) recognizes and prevents unauthorized access to stored data and attempted attacks by virus programs.

To customers in the identification segment, we offer security chips for identity documents, such as identity cards, passports or drivers’ licenses, insurance certificates and other documents. We supply security controllers for high-volume identification projects worldwide, including the U.S. Department of Defense Common Access Card, the Taiwanese electronic health card, the Hong Kong electronic ID card and the Indian electronic health card.

Consumer. We address the consumer sector, comprising payment, transport, digital and pay-TV, set-top boxes for multi-media use of televisions and Internet applications with a product portfolio addressing both wireless devices and security applications.

We offer security chips used to quickly verify the validity of electronic tickets, such as those used in local public transport systems or as tickets for events. For the payment segment, our security chip card controllers perform all of the functions required to issue a qualified electronic signature, enabling a debit or credit card holder to complete a purchase electronically. At the initiative of the Europay MasterCard Visa (EMV) international payment association, we are participating in a collaborative effort to reduce card fraud and provide cardholders with access to expanded services by transitioning from magnetic stripe to smart card technology. The EMV migration is rapidly changing banking and financial processes within Europe.

Industrial. Our radio frequency identification, or RFID, chips are used for applications in which it is necessary to identify and manage objects and goods quickly and reliably, or to track their positions, such as goods in transit or in warehouses. The RFID method can considerably reduce logistics expenditures. We offer complete RFID solutions.

Automotive & Industrial

The Automotive & Industrial segment designs, develops, manufactures and markets semiconductors and complete chipset solutions for use in automotive and industrial applications. According to Strategy Analytics, in the 2003 calendar year, our share of the automotive semiconductor market, in which there is a large number of suppliers, increased to almost 9 percent. In 2003, we were the second largest producer of ICs for automotive electronics worldwide and the largest in Europe. Within the fragmented market for industrial semiconductor applications, we focus on power management and supply as well as drives and power distribution.

The markets for both automotive and industrial semiconductors generally consist of four basic product classes: sensors, microcontrollers, power ICs and discrete semiconductors. Our Automotive & Industrial segment focuses on microcontrollers and power semiconductors, discrete semiconductors,

Back to Contents

modules and sensors. Power semiconductors handle higher voltage and higher current than standard semiconductors. The Automotive & Industrial segment works closely with our other segments to offer customers a complete semiconductor system solution, in the engine management, safety and chassis, body and convenience and telematics markets, in some cases including software.

In June 2004, IMS Research announced that we had the No.1 position in the worldwide market for power semiconductors, with a market share of over 8 percent in the 2003 calendar year.

To concentrate on commodity products in one segment, we decided to transfer our silicon discretes business unit from the Secure Mobile Solutions segment to the Automotive & Industrial segment, effective July 2004. The transferred businesses consist of a broad range of mostly discrete semiconductors like general purpose transistors and diodes, RF transistors and diodes, RF MOSFETs, tuner diodes, Monolithic Microwave Integrated Circuits, Small Scale Integrated Circuits and High Performance Actives and Passives on Chip (HiPACTM) as well as RF tuner ICs for digital and analog broadcasting systems. These products are mostly sold into the industrial, communications and consumer segments. At the same time we integrated our front-end manufacturing facility Power Logic, with locations in Regensburg and Munich, Germany, and Villach, Austria, into the Automotive & Industrial segment.

Automotive.   The market for semiconductors for automotive applications has grown substantially in recent years, despite relatively slow growth in automobile production worldwide. This growth is the result of increased electronic content in automotive applications in the areas of safety, power train and body and convenience systems. This growth also reflects increasing substitution of mechanical devices such as relays with semiconductors in order to meet more demanding reliability, space, weight and power-reduction requirements. This trend has been particularly pronounced in the area of power ICs that deliver additional short circuit protection and other features.

Power train applications, such as transmission, engine and exhaust control, comprise the largest portion of the market, followed by safety and vehicle-dynamics systems, body and convenience systems, driver information and in-car entertainment.

We supply a wide range of semiconductor and complete chipset solutions for applications in the automotive industry. These products include power semiconductors, microcontrollers, discrete semiconductors and silicon sensors, along with related technologies and packaging. Our TriCoreTM 32-bit microcontroller product portfolio, which is the latest microcontroller generation for applications such as powertrain or safety applications, has had significant design wins at several major customers. Within the sensor area, we complemented our product portfolio with the acquisition of SensoNor in 2003, giving us immediate access to the market for tire pressure monitoring systems. This market is expected to grow due to new legal requirements in the United States which are most likely due to take effect from the 2006 financial year.

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

Our principal automotive products include:

•	Semiconductors for power train applications, which perform functions such as engine and transmission control;

•	Semiconductors for safety management, which manage tasks such as the operations of airbags, anti-lock braking systems, electronic stability systems and power steering systems;

•	Semiconductors for body and convenience systems, which include light modules, heating, ventilation and air conditioning systems, door modules (power windows, door locks, mirror control) and electrical power distribution systems; and

•	Semiconductors for infotainment, such as those used for wireless communication and navigation/telematics.

Back to Contents

We seek to exploit our strong relationship with, and proximity to, leading German and American car manufacturers and their suppliers, which have historically been at the forefront in using electronic components in cars, to strengthen our position in all segments of automotive electronics. We also seek to further strengthen our presence in the United States and to expand in other geographic areas, notably Japan. We believe that our ability to offer complete semiconductor solutions integrating power, analog and mixed-signal ICs and sensor technology is an important differentiating factor in the automotive market. We also believe that our strength in this relatively stable market complements our strengths in other markets that are subject to greater market volatility.

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

Our industrial products are used in a wide range of applications, such as:

•	Power supplies, divided into two main categories: uninterruptible power supplies, such as power backbones for Internet servers; and switched-mode power supplies for PCs, as well as battery chargers for mobile phones, notebook computers and other handheld devices;

•	Drives for machine tools, motor controls, pumps, fans and heating, ventilation, consumer products (for example, TVs and DVD players), air-conditioning systems and transportation;

•	Industrial automation, meters and sensors; and

•	Other industrial applications such as power distribution systems and medical equipment.

Within the industrial segment, we focus on two major application segments, power management & supply and power conversion. We provide differentiated products combining diverse technologies to meet our customers’ specific needs. We have identified applications for household products (so called ‘white goods’) as an area of future growth.

Memory Products

Our Memory Products segment designs, develops, manufactures and markets semiconductor memory products with various packaging and configuration options and performance characteristics for use in standard, specialty and embedded memory applications. We were the third largest producer of DRAM in terms of revenues in the 2003 calendar year, with a worldwide market share of approximately 16 percent, according to iSuppli, compared to a 13 percent market share in the 2002 calendar year.

The global market for DRAM has experienced strong cyclicality in the past and is expected to continue to show this behavior in the future. Price and therefore revenue volatility depends on the relation between supply and demand, leading to strong declines in times of oversupply and relative stability or even increases in times of shortage. Visibility for both supply and demand is restricted and therefore market development is difficult to predict. The table below presents revenue and bit data as well as year-over-year price-per-bit development for the DRAM market since 1994 (Source: WSTS).

Calendar year	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

DRAM market in billion US$	23	41	25	20	14	21	29	11	15	17
DRAM market in billion megabits	8	13	23	46	87	163	258	420	590	823
Year over year change average price per bit .	-3%	1%	-66%	-60%	63%	-21%	-12%	-76%	-3%	-22%

The substantial price decline in the 2001 calendar year, which resulted from worldwide oversupply due to strongly increased capacity combined with reduced demand, especially in the PC segment, resulted in a substantial reduction in revenues from this business. In the 2002 calendar year prices for our DRAM products stabilized due to increased demand and consolidation within the industry as a consequence of the low price level in the second half of 2001. In the 2003 calendar year prices dropped again due to slow demand development. Prices for commodity DRAM products in

Back to Contents

U.S. dollars were relatively stable in the first three quarters of the 2004 calendar year due to healthy demand growth from the PC segment and due to only limited supply growth resulting from the low capital expenditure levels during the downturn and shifts of capacity away from DRAM to other memory or logic products throughout the DRAM industry. The memory market is characterized by a high rate of technological changes, with successive generations of products succeeding each other with high frequency. This rate of change is expected to continue in the future.

The highest share of volume of DRAM products is sold to the personal computer segment, which includes desktop and notebook computers, followed by workstations and servers. Markets for the latter products are expected to grow substantially in the next few years, whereas the market for personal computers is expected to decline as a proportion of the total market. Networking and handheld applications, even though currently representing only a small portion of DRAM demand, are expected to show strong growth rates in the coming years. Other applications for memory products include communications devices, computer peripherals, consumer products and graphics applications.

Our principal memory products are commodity DRAM components with densities from 128-Mbit to 1-Gbit and SDRAM, DDR and DDR2 interfaces. Based on these components we also manufacture standard desktop and notebook modules as well as high-density workstation and server modules. We also manufacture specialty DRAM products with high performance for graphics cards, and others with low power consumption for mobile applications, as well as embedded DRAM products. Beginning in calendar year 2004, we extended our product portfolio with a 512-Mbit NAND-compatible flash chip, for use in SD-Cards or as a component in TSOP packages. 256-Mbit DRAMs formed the largest part of our memory products sales in the 2004 financial year. We expect that in the 2005 financial year our leading product will be 512-Mbit DRAMs. We believe that offering high-end products, such as 1-Gbit DRAMs, highly integrated modules and specialty DRAMs, as well as having the ability to shift between DRAM and flash memories, depending on market conditions, can offer opportunities to mitigate some of the negative effects of the cyclicality of the memory products market.

Most of our DRAM products, commodities as well as specialties, are manufactured using our state-of-the-art 110-nanometer DRAM technology. We have substantially completed the conversion to this technology of the manufacturing capacity used for DRAM production. In particular, all DDR2 products 256-Mbit, 512-Mbit and 1-Gbit are manufactured using this technology.

Regarding application specific specialty DRAM products, we offer products with low power features, such as Mobile-RAM and CellularRam, and other specialty DRAM products with high performance with respect to bandwidth and access times, such as Reduced Latency DRAM and Graphics RAM:

•	Mobile-RAM is a low-power SDRAM mounted in a small chip-size package and is dedicated to the markets for smart phones, Personal Digital Assistants (PDAs) and palm-size computers. Our 128-Mbit, 256-Mbit and 512-Mbit Mobile-RAM ICs are currently in volume production.

•	Reduced Latency DRAM (RLDRAM) is used for networking applications in high-end servers and routers. This type of DRAM offers high bandwidth and fast random SRAM-like data access. Demand projections from customers for this product type have been largely reduced over the last 12 months. We have therefore decided to suspend the development of future RLDRAM generations. Nevertheless, we are committed to fulfilling our contracts and obligations in this area.

•	CellularRAM is a low-power pseudostatic RAM targeted at high data rate 2.5G and 3G cellular phones. It is also pin compatible to SRAM solutions, thus providing SRAM performance with the higher densities of DRAMs. We have partnered with Micron as well as with Cypress Semiconductor Corp. to define product specifications, and started to ship the CellularRAM ICs to customers in 2004.

We are also engaged in the development of new generations of standard DRAM products for future IT infrastructure applications, and we are participating in the development of future DRAM interface architectures such as DDR3 and beyond.

Back to Contents

In addition to standard DRAM technology, we also sell system-on-chip products with embedded DRAM. These products eliminate the need for chip-to-chip interfaces and are particularly well-suited for applications where component space saving, power saving and higher bandwidth are important, such as the graphics for notebook and personal computers, personal digital assistants and mobile devices.

In April 2001, we established a joint venture (then called Ingentix) in which we held a 51 percent ownership interest with Saifun Semiconductors Ltd. In the 2003 financial year, we increased our ownership interest to 70 percent by contributing additional capital and converting existing shareholder loans to equity. The joint venture is operated through two companies, Infineon Technologies Flash GmbH & Co. KG, located in Dresden, Germany, and Infineon Technologies Flash Ltd., located in Netanya, Israel. The Israeli company is primarily responsible for product development, while the Dresden company conducts technology development, marketing and manufacturing operations. Our joint venture is developing NAND and NOR flash products based on Saifun’s proprietary NROM flash technology, and introduced its first NAND products early in the 2004 financial year.

The reduction of chip sizes through the introduction of leading edge process technologies is one of the key factors in reducing manufacturing costs. By the end of the 2004 financial year, we had substantially completed the conversion of our DRAM capacity to technologies with a feature size of 110-nanometer. We have also achieved the first fully functional components and modules based on our next-generation 90-nanometer DRAM technology. By increasing volume production of 256-Mbit and 512-Mbit DDR and DDR2 using our advanced 110-nanometer process technology in the 2004 financial year, we further reduced our per-unit manufacturing cost. To further reduce per-unit manufacturing costs, we plan to start the ramp-up of our newly developed 90-nanometer process technology during the 2005 financial year. In addition, we are already developing a 70-nanometer process technology that we believe will allow us to further reduce per-unit costs in the future.

We have invested heavily throughout the DRAM market cycle, including during recent downturns, to maintain and build upon our leadership in DRAM products and high-end process technology. We aim to continue to be a worldwide leader in DRAM process technology. Due to our belief in the positive long-term growth prospects of the memory business, we have implemented our 300-millimeter plans and had ramped up our new Dresden production facility to 35,000 wafer starts per month by the end of our 2004 financial year. It was one of the first production facilities of its kind worldwide to manufacture semiconductors on a production scale using 300-millimeter technology, and has enabled us to significantly reduce our per-unit production costs. Due to unfavorable market conditions in the last three years, we had delayed equipping our Richmond manufacturing facility with 300-millimeter technology, but have now recommenced this effort, expecting to start production in the second half of the 2005 calendar year. The speed of the ramp-up and final capacity are subject to market conditions.

Going forward, we intend to follow a strategy of limiting our investment in manufacturing assets principally to upgrading existing manufacturing lines and increasing our capacity mainly through cooperating with partners, for example by forming joint ventures or by utilizing foundries. Such partnerships have included the following:

•	In November 2002, we entered into agreements with Nanya, a Taiwanese DRAM manufacturer, for the joint development of 90-nanometer and 70-nanometer DRAM technologies as well as the construction of a jointly owned 300-millimeter DRAM manufacturing facility in Taiwan. The first results of this development alliance are fully functional components and modules based on the developed 90-nanometer technology as well as the first product demonstrators in 70-nanometer. Inotera, the manufacturing joint-venture with Nanya in Taiwan, completed construction of its 300-millimeter manufacturing facility and started mass production in the 2004 financial year.

•	In addition, we signed a product purchase and capacity agreement with the Taiwan-based DRAM manufacturer Winbond, under which we license our 110-nanometer DRAM technology to Winbond in exchange for output of commodity DRAMs manufactured by Winbond using that technology. This agreement has been extended to include the licensing of our 90-nanometer technology and the transfer of our 300-millimeter know-how in

Back to Contents

exchange for additional 300 millimeter capacities from Winbond’s newly planned manufacturing facility in Taiwan. In addition, Winbond and Infineon have agreed to cooperate in the future development of specialty DRAM products for low power applications.

•	We also entered into a Know-How Transfer Agreement and a Product Purchase and Capacity Reservation Agreement with SMIC in China, which gives us access to additional DRAM production capacity based on 200-millimeter and 300-millimeter wafers and our 140-and 110-nanometer technology.

•	We established a venture with China Singapore Suzhou Industrial Park Venture Co. Ltd., Suzhou, China, and have constructed a backend facility for the assembly and testing of memory ICs.

See ‘‘Business—Manufacturing—Manufacturing ventures and partnerships’’ for a description of our manufacturing arrangements with strategic partners.

Although the market for DRAM has experienced more or less severe price erosion in recent financial years, we expect to benefit from any potential future increases in demand for DRAMs resulting from increased demand for servers and for personal computers with Internet access. We also believe that our leading role in high-end and high-performance DRAM products provides us with opportunities in the market for workstations, servers and mobile applications. We believe that, by broadening our product portfolio within and beyond DRAM, for example with flash memory, we will be able to reduce the volatility of our memory business and strengthen relationships with our customers.

Customers, Sales and Marketing

Customers

We sell our products to customers located in Germany, the rest of Europe, the United States, and the Asia/Pacific region and Japan. We target our sales and marketing efforts in the field of demand creation at approximately 400 direct customers worldwide (including distributor and Electronic Manufacturing Services (EMS) accounts). Of these direct customers, 8 are currently deemed corporate accounts and up to an additional 30 are deemed major customers. The Siemens group was the only customer that accounted for 10% or more of our net sales in the 2004 financial year.

We focus our sales efforts on semiconductors customized to meet our customers’ needs. We therefore seek to design our products and solutions in cooperation with our customers so as to become their preferred supplier. We also seek to create relationships with our major customers that are leading in their market segment and have the most demanding technological requirements in order to obtain the system expertise necessary to compete in the semiconductor markets.

We have sales offices throughout the world. We believe that this global presence enables us not only to respond promptly to our customers’ needs, but also to be involved in our customers’ product development processes and thereby be in a better position to design customized ICs and solutions for their new products. We believe that cooperation with customers that are leaders in their respective fields provides us with a special insight into these customers’ concerns and future development of the market. Contacts to our customers’ customers and market studies about the end consumer also position us to be an effective partner.

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

Below we provide more detailed information on the customers of each of our principal segments:

Wireline Communications.   The Wireline Communications segment sells IC products for telecommunication and data communication applications to a world-wide customer base, targeted at system providers of a new generation of broadband communication applications. In the 2004 financial year, the Siemens group was this segment’s largest OEM customer. Our leading telecommunications

Back to Contents

and data communications customers include Avnet and Flextronics who are our distributors and system manufacturers for Alcatel, Ericsson Huwaei and Nortel.

In the 2003 calendar year, the communications market showed an increased demand for broadband solutions. We maintained our number two position in the overall access market by increasing our share in traditional telecom sector (E/T carrier, analog line cards) and the ramp up of our broadband ADSL business. The Wireline Communications segment focused sales and marketing efforts on the rollout of complementary end-to-end system solutions enabling IP communication all the way from the metro ring to the customer premises.

The Wireline Communications segment maintains its leading position in Europe while increasing its marketing and sales efforts in the Asia/Pacific and Japan markets which have turned out to be the worldwide potential for our broadband communication solutions.

Secure Mobile Solutions.   Customers for cellular telephone applications purchase products that range from our own complete system IC kits, to customized ASSPs that we produce to customer design and specifications, to complete system solutions. Customers for cordless telephone or Bluetooth applications typically purchase complete system IC kits. We supply the major share of the baseband ICs needs of Siemens. To our wireless infrastructure customers, such as Ericsson we supply RF-ICs, synthesizers and RF-power products. Nokia purchases our radio-frequency ASICs.

The Security business derives a large portion of its revenues from large scale projects. Four key accounts—Axalto, Gemplus, Giesecke & Devrient and Oberthur Card Systems—accounted for a large share of the segment’s sales. The customers are mainly card manufacturers, acting both on their own account and as directed by their own service provider customers.

We maintained our strong position in Europe and Asia/Pacific and have increasingly focused on China for both cellular and security business.

Automotive & Industrial.   In the automotive business, which includes sales of microcontrollers, power devices and sensors, our customer base includes most of the world’s major automotive suppliers. Two major customers, Bosch and the Siemens group, together accounted for approximately one-quarter of the segment’s net sales in the 2004 financial year. Bosch purchases products mainly for automotive applications. The Siemens group purchases semiconductors for automotive and industrial applications. Sales of automotive products are made primarily in Europe and, to an increasing extent, the United States.

In the industrial business, the Siemens group is the single largest customer, but the bulk of the industrial segment’s sales are made in small volumes to customers that are either served directly or through third-party distributors. Our sales of industrial products vary by type of product, with devices for drive and power conversion applications sold primarily in Europe and the United States, and devices for power management and supply sold primarily in Asia (other than Japan) and Europe.

Memory Products.   The Memory Products segment sells memory devices, primarily DRAMs, in the United States, Europe, the Asia/Pacific region and Japan. We focus our marketing efforts for memory products on a number of manufacturers of personal computers and servers that are growing faster than others, that provide stable demand and that we believe to be good partners for product development. Increasingly the segment sells its specialty DRAM products to providers of consumer and communication applications. In the 2004 financial year, our major customers included the leading PC and server manufacturers worldwide, such as Dell, HP and IBM, as well as module manufacturers, such as Kingston and Solectron.

The segment’s major customers are served on a global basis, with sales efforts and deliveries in all regions where the customer has operations. For each of these major customers, the segment seeks to be among its top three suppliers of DRAMs in terms of service, quality and volume. The segment also sells commodity and specialty DRAM products to a number of smaller customers.

Sales and Marketing

We create and fulfill the majority of our net sales directly, though we increasingly make sales through our global network of distributors and partners in the Electronic Manufacturing Services (EMS) segment. A very small and decreasing portion of sales are still made through the Siemens group sales organizations.

Back to Contents

The responsibility for all direct accounts as well as the management of our indirect sales channels lies within our global sales organization. To better serve our customers, our Account Managers develop, maintain, manage and coordinate all aspects of our relationship and activities with each major customer. Eleven Corporate Account Executives are responsible for the global relationships with our most important strategic customers. The relationships with all other customers that are active on a worldwide basis are overseen by dedicated Account Managers. Our regional sales units service global accounts based in that region, as well as regional accounts that are the key players in their local markets. In 4 smaller markets, Poland, South Africa, Spain and Turkey we currently still use the Siemens group sales organizations to sell our products.

Within the indirect sales channel, our sales organization manages relations with our third party sales representatives, which are located primarily in the United States. In addition, we increasingly cover indirect accounts through our worldwide network of independent distributors, with whom we have regional or global distribution agreements. This distribution network is managed by our worldwide Sales Distribution organization, which coordinates all aspects of distribution channel management and increases our market activities in the broad market.

Many of our traditional customers rely increasingly on EMS providers to manufacture their products, which many of our customers in newer industries have always outsourced their production. We have responded to this market trend by establishing an internal EMS sales organization that focuses on the market leaders in the EMS industry. Our EMS global account managers and dedicated support personnel ensure high service level and facilitate smooth transfers of manufacturing from OEM (Original Equipment Manufacturer) to EMS. The EMS sales organization is also charged with securing a significant share of the standard product purchase of these customers, largest users in the industry, and with concluding strategic partnerships for design and technology projects. Especially in the wireless communications market, we increasingly deal with Original Design Manufacturers (ODMs) that design and manufacture complete systems for OEMs. We support the ODMs in the development of board design and software, by providing them with additional assistance using our own resources and/or resources of our partner network.

As of September 30, 2004, we had approximately 1,950 sales and marketing employees worldwide. To support our sales efforts, strengthen the relationship with our customers and improve our service levels, we utilize internet-based systems solutions. These enable us to reduce our response time to existing customers and to market inquiries.

We utilize advertising campaigns in the general and trade press to establish and strengthen our identity as a major semiconductor provider. We participate actively in trade shows, conferences and events to strengthen our brand recognition and industry presence.

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

Non-standard Products.   Logic products are more customized than memory products. Therefore, orders are generally made and prices are determined well in advance of delivery. Quantities and prices of logic products may nevertheless change between the times they are ordered and when they are delivered, reflecting changes in customer needs and industry conditions. During periods of industry overcapacity and falling sales prices, customer orders are generally not made as far in advance of the scheduled shipment date as during periods of capacity constraints, and more customers request logistics agreements based on rolling forecasts. The resulting lower levels of backlog reduce our management’s ability to forecast optimum production levels and future revenues. As a result, we do not rely solely on backlog to manage our business and do not use it to evaluate performance.

Back to Contents

At the end of the 2004 financial year our backlog remained at approximately the same level as at the start of the year. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be indicative of actual sales for any later period.

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

The following table shows key competitors for each of our segments in alphabetical order:

Key Competitors By Segment

Wireline Communications	Broadcom, Conexant, Legerity, ST Microelectronics and Texas Instruments

Secure Mobile Solutions	Freescale, Philips, Qualcomm, ST Microeletronics and Texas Instruments

Automotive & Industrial	Fairchild, Freescale, International Rectifier, Mitsubishi and ST Microelectronics

Memory Products	ELPIDA, Hynix, Micron, Powerchip and Samsung

Competition among semiconductor suppliers has intensified in recent years. Memory products, particularly DRAM ICs, have seen the fiercest competition, but we expect that competition among suppliers of ICs used for logic products will become at least as intense, if not more so, in the next few years.

We compete in different product lines to various degrees on the basis of product design, technical performance, price, production capacity, product features, product system compatibility, delivery times, quality and level of support. Innovation and quality are competitive factors for all segments. Production capacity and delivery reliability play a particularly important role in the Memory Products segment, where customers demand delivery within a very short period of time, and in the Automotive & Industrial segment.

Our ability to compete successfully depends on elements both within and outside of our control, including:

•	successful and timely development of new products, services and manufacturing processes;

•	product performance and quality;

•	manufacturing costs, yields and product availability;

•	pricing;

•	our ability to meet changes in our customers’ demands by altering production at our facilities;

•	our ability to provide solutions that are responsive to our customer needs;

•	the breadth and capability of our service offering; and

•	the competence and agility of our sales, technical support and marketing organization.

Entry into semiconductor manufacturing, particularly DRAM manufacturing, requires substantial capital expenditures and significant technological and manufacturing expertise. We believe this

Back to Contents

provides us with a significant time-to-market advantage over any potential new entrant in the DRAM market.

Manufacturing

Our production of semiconductors is generally divided into two steps, referred to as the front-end process and the back-end process.

Front-end.   In the first step, the front-end process, electronic circuits are produced on silicon wafers, which we buy from outside sources. The front-end production process involves a series of patterning, etching, deposition and implantation processes. At the end of the front-end process, we test the chips for functionality.

We believe that we are one of the leaders in the semiconductor industry in terms of the structure size on our wafers. Structure size refers to the minimum distances between electronic structures on a chip. Smaller structure sizes increase production efficiencies in the manufacture of memory and logic products. The structure size of our current logic products is as small as 130-nanometers using copper wiring. The structure size of our current memory products is as small as 110-nanometers and we are preparing to ramp up production of memory products of 90-nanometers.

High-end mask technology is a prerequisite for achieving small structure size. A mask is a master image of a circuit pattern used to produce ICs. We manufactured high-end masks at our Munich Balanstrasse facility which was closed as planned by the end of September 2004. In May 2002 we established the Advanced Mask Technology Center, a joint venture with AMD and DuPont Photomasks located in Dresden, to develop leading-edge photo masks. At the same location, DuPont Photomasks is setting up a mask foundry for high-end photomasks. Both plants became operational during the first half of the 2004 calendar year and replaced the Munich facility as our mask provider. DuPont Photomasks also supplies us with masks under a long-term mask supply agreement.

In the 2004 financial year, we further increased the share of DRAM manufacturing on 300-millimeter diameter wafers. Our Dresden facility currently has achieved full production qualification on 300-millimeter wafers, using 110-nanometer technology. Our joint venture with Nanya, Inotera, started ramp-up of its 300-millimeter capacity in the first half of calendar year 2004 and the 300-millimeter facility of our foundry partner SMIC in Beijing was officially opened in September 2004. At September 30, 2004, we had substantially completed the conversion of our memory capacity to 110-nanometer technology. The increasing share of 300-millimeter production and 110-nanometer technology should substantially reduce our overall per-unit cost for memory chips.

Back-end.   In the second step of our semiconductor production, the back-end process (also known as the packaging, assembly and test phase), the processed wafers are ground and mounted on a synthetic foil, which is fixed in a wafer frame. Mounted on this foil, the wafer is diced into small silicon chips, each one containing a complete integrated circuit. A ‘‘pick and place’’ machine removes individual chips from the foil and glues them onto lead-frames, which hold the future pins of the product. The next step is creating electrical links between the chip and the pins, called bonding. Then all the process steps ‘‘inside’’ the package are finished and the chips are molded with compounds. Depending on the package type, the molded chips undergo a punching and pin bending process. At the end, the semiconductor undergoes final functional tests.

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

We had no significant unplanned production stoppages during the 2004 financial year.

Facilities

We operate manufacturing facilities around the world, including joint ventures in which we participate. The following table shows selected key information with respect to our current major manufacturing facilities:

Back to Contents

Current Manufacturing Facilities

	Year of commencement of first production line		Principal products or functions

Front end facilities: wafer fabrication plants
Dresden, Germany	1996		DRAM, ASICs with embedded Flash memory, logic ICs
Essonnes, France(1)	1963	(2)	Logic ICs and ASICs with embedded Flash memory
Munich Perlach, Germany	1987		High frequency; sensors
Regensburg, Germany	1986		Non volatile memory, power and logic ICs; High Frequency ICs
Richmond, Virginia	1998		DRAM
Taoyuan, Taiwan(3)	2004		DRAM
Villach, Austria	1979		Power, smart power and discretes
Warstein, Germany	1965	(2)	High power

Back-end facilities: assembly and final testing plants
Batam, Indonesia	1996		Assembly & test for more mature lines of logic ICs, Power ICs
Berlin, Germany	1986		Fiber optic components and modules
Cegled, Hungary	1997		High power
Dresden, Germany	1996		DRAM components and modules
Malacca, Malaysia	1973		DRAM components and modules, discretes and power packages, logic ICs
Morgan Hill, California	2002		RF-power
Porto, Portugal	1997		DRAM components and modules
Regensburg, Germany	2000		Chip card modules Fiber optic modules, sensors and pilot lines
Richmond, Virginia	1998		DRAM components and modules
Singapore	1970		Assembly leadless logic ICs, final test logic IC
Suzhou, China(4)	2004		DRAM components and modules
Trutnov, Czech Republic	1994		Fiber optic components and modules
Warstein, Germany	1965	(2)	High power
Wuxi, China	1996		Discretes, chip card modules

(1)	ALTIS Semiconductor, our joint venture with IBM in which we own 50 percent plus one share. Our share in the production of the joint venture is currently 50 percent. We have agreed with IBM to increase our share of the production ratably from 2004 through 2007 to 100 percent.
(2)	The current main production line began operations in 1991.
(3)	Inotera Memories, our joint venture with Nanya.
(4)	Infineon Technologies Suzhou, our joint venture with CSVC.

Our front-end facilities currently have a capacity of approximately 80,000 wafer starts per week (in 8-inch equivalents). We have the ability to meet additional demand for logic ICs by shifting production from memory products and expanding our utilization of silicon foundries.

We have devoted substantial resources to reducing our production costs over the past several years and believe that costs at our Dresden and Richmond DRAM manufacturing facilities are currently comparable with those of our lowest-cost competitors.

Generally, we use foundries to assist us in meeting demand for increased chip volumes. In recent years, we have enhanced our manufacturing cooperation with UMC, particularly with respect to front-end production of EEPROM, Flash technology for our chip card IC products, and CMOS baseband products for wireless communications. Currently we are introducing the jointly developed 90-nanometer technology node. We have entered into a joint development agreement with IBM,

Back to Contents

Chartered Semiconductor Manufacturing Ltd. (‘‘Chartered’’) and Samsung Electronics Co. Ltd. (‘‘Samsung’’), to accelerate the move to 65-nanometer process technology.

In 1998, we introduced our memory ‘‘fab cluster’’ concept. It consists of our world class wafer fabrication facilities in Dresden and Richmond and corresponding back-end sites in Dresden, Richmond, Malacca and Porto, as well as our backend subcontractors EEMS Italia SpA and Kingston Technology Company Inc. The fab cluster concept allows us to use best processes to maximize quality and enables us to ship memory products from multiple sites. We can therefore supply memory products to anywhere in the world from any of the fabrication facilities in our fab cluster. We believe that the fab cluster reduces our exposure to delivery problems. Also, by locating our facilities in different areas, we can recruit talent globally.

We have extended the fab cluster concept to include fabrication sites of our Taiwanese partners Winbond and Inotera, as well as our Chinese partner SMIC.

Manufacturing ventures and partnerships

As part of our strategic alliances we have established the ALTIS joint venture with IBM, and the Inotera joint venture with Nanya. For further information on these ventures and our alliances with IBM and Nanya, see ‘‘Strategic Alliances’’ below. In addition, we have established the following manufacturing ventures and arrangements with partners:

AMTC. In May 2002, we entered into agreements with AMD and Du Pont Photomask to establish our strategic cooperation in the field of advanced lithographic photomasks. Under the terms of these agreements, we will co-develop photomasks and share development costs. For this purpose the three partners have established an equally owned joined venture called Advanced Mask Technology Center GmbH & Co. KG in Dresden, Germany, to construct and operate a photomask manufacturing facility (mask center). The mask center will develop and produce lithographic masks and samples. The mask center started operations in the 2004 calendar year.

CSVC. We have established a venture with China Singapore Suzhou Industrial Park Venture Co. Ltd. (‘‘CSVC’’), Suzhou, China, and constructed a backend facility for the assembly and testing of memory ICs. The facility is located in the Suzhou Industrial Park, near Shanghai and was officially opened in September 2004. It will have an output capacity of up to one billion chips per year, and will be developed in a number of stages as dictated by growth and trends in the global semiconductor market. In the 2004 financial year we invested U.S. $46 million in the venture and plan to invest additional U.S. $196 million through 2008. It is anticipated that any further investment required to purchase additional equipment would be financed externally by the joint venture.

SMIC. In December 2002, we entered into a Know-How Transfer Agreement and a Product Purchase and Capacity Reservation Agreement with SMIC which gives us access to additional DRAM production capacity. Under the terms of these agreements, we have transferred our 140-nanometer DRAM-trench technology to SMIC. In return, SMIC is manufacturing and we are purchasing up to 20,000 wafers per month out of SMIC’s 200-millimeter production facility in Shanghai. We revised our agreement with SMIC during the 2004 financial year to include next generation technology.

In March 2003, we entered into extended Know-How Transfer and Product Purchase and Capacity Reservation Agreements with SMIC, which give us access to additional DRAM production capacity in SMIC’s 300-millimeter facility in Beijing, which was officially opened in September 2004. Under the terms of these agreements, we will transfer our 110-nanometer DRAM-trench technology and some 300-millimeter manufacturing know-how to SMIC. In return, SMIC will manufacture and we will purchase up to 15,000 wafers per month out of SMIC’s facility.

Winbond. In May 2002, we entered into a Know-How Transfer and License Agreement and a Product Purchase and Capacity Reservation Agreement with Winbond, which give us access to additional DRAM production capacity. Under the terms of these agreements, we transfer and license our 110-nanometer DRAM trench technology to Winbond. In return Winbond manufactures and we purchase up to 20,000 wafers per month out of Winbond’s 200-millimeter production facility in Hsinchu (Taiwan). The agreements further allow Winbond to use the Know-how for the production of its proprietary specialty DRAMs.

Back to Contents

In August 2004, we entered into an extended Know-How Transfer and License Agreement and an extended Product Purchase and Capacity Reservation Agreement with Winbond, which gives us access to additional DRAM production capacity in Winbond’s planned 300-millimeter facility in Taiwan. Under the terms of these agreements, we will transfer our 90-nanometer DRAM-trench technology and some 300-millimeter manufacturing know-how to Winbond. In return, Winbond will manufacture DRAMs for computing applications in this technology exclusively for Infineon. Furthermore, Infineon and Winbond intend to jointly develop specialty memories for mobile applications.

Research and Development

Research and development (R&D) is critical to our continuing success. Although we scaled back our planned R&D spending during the market downturn in our 2001 and 2002 financial years, we are committed to maintaining high levels of R&D expenditures over the long term. The table below sets forth information with respect to our research and development expenditures for the periods shown:

Research and Development Expenditures

	Financial year ended September 30,

	2002	2003	2004

Expenditures in millions (net of subsidies received)	€1,060	€1,089	€1,219
As a percent of net sales	22%	18%	17%

Most of our R&D activities are concentrated in the following areas: product development, process technology, reusable cores and modules, computer aided design and libraries, packaging technology and basic research.

Our logic ICs utilize complex system-on-chip designs and require a wide variety of intellectual property and sophisticated design methodologies, for example to combine high performance with low power consumption. We believe that our emphasis on intellectual property and methodologies for logic ICs and their protection through patents will enable us to strengthen our position in the logic IC market and that our expertise in mixed signal devices is a particular competitive strength.

Process technologies have been another important focus for our R&D activities, as we have sought to reduce structure sizes and develop new processes. We have successfully ramped up our high-performance process technology using structure sizes of 130-nanometer for logic products, allowing for up to eight layers of copper metallization. We are in the phase of introducing a 90-nanometer process and have a technology roadmap for the next several years encompassing structure sizes down to 32-nanometer. Our process technologies benefit from many modular characteristics, including special low-power variants, analog options and high-voltage capabilities. For memory process technology we successfully ramped up our 110-nanometer process technology for DRAM products during the 2004 financial year. A strategic development alliance with Nanya Technology for trench based DRAM technology allows us to share development costs and resources. The development alliance is currently developing 90-nanometer and 70-nanometer process technology for DRAM products.

In recent years we have devoted substantial resources to improving our R&D processes. In particular, we have improved our computer aided design (CAD) systems and our libraries. CAD systems are a crucial tool for our product designers. Libraries are databases that contain templates and standard design elements that are common to multiple products. We believe that our efforts in these areas enable us to reduce development cycle times and optimize our designs with regard to higher performance and reduced power consumption.

We also incur R&D expenditures through the purchase of businesses that have R&D projects in process, but which have not yet reached the technological feasibility stage. In the 2004 financial year we incurred an in-process R&D charge of €9 million related to our acquisition of ADMtek.

R&D activities are mainly managed within each of our segments. A central development group conducts those R&D projects that are of strategic importance, where the results are used across all

Back to Contents

segments. Very advanced basic or theoretical research, for example in the field of nano-electronics, is conducted by our central research department

We maintain an extensive network of cooperation arrangements with industrial cooperation partners, technical institutes and universities to remain current with technological developments.

Research and development activities are conducted at locations throughout the world. The following table shows our major research and development locations and their respective areas of competence:

Principal Research and Development Locations

Location	Areas of Competence

Bangalore, India	Software development, library, design flow, SoC design implementation
Dresden, Germany	Flash and DRAM technology development
Düsseldorf, Germany	Mobile communications, radio frequency, product optimization
Graz, Austria	Contactless systems, Automotive power systems
Hanover, Germany	Mobile ICs
Kista, Sweden	Wireless systems
Munich, Germany	Main product development site; CAD, library, simulation technologies, layout synthesis, mixed signal, radio frequency, DRAM, 16 bit microcontrollers, ASICs with embedded DRAM, chip card ICs
Nuremberg, Germany	Software for wireless systems
Raleigh, North Carolina	Product development for commodity and specialty DRAM
Regensburg, Germany	Packaging, testing
Singapore	Software and System development for wireless products
Sophia Antipolis, France	Wireless baseband products, contactless products, digital signal processing, library, design flow
Taipeh, Taiwan	Wireline access design
Villach, Austria	Power semiconductor products, mixed signal for deep submicron, automotive and telecommunications applications
Xi’an, China	SoC and DRAM design & product implementation, implementation of digital product designs in standard CMOS technology

At September 30, 2004 our research and development staff consisted of approximately 7,160 employees working in our R&D units throughout the world, a net increase of approximately 1,260 compared to 5,900 at September 30, 2003. This increase in R&D staff reflects new hires to support our solutions strategy and strengthen our position in Asia/Pacific, as well as the addition of R&D personnel of SensoNor and ADMtek, as well as the opening of a new R&D location in Xi’an, China.

Intellectual Property

Our intellectual property rights include patents, copyrights, trade secrets, trademarks, utility models, designs and maskwork rights. The subjects of our patents primarily relate to IC designs and process technologies. We believe that our intellectual property is a valuable asset not only to protect our investment in technology but also a vital prerequisite for cross license agreements with third parties.

At September 30, 2004, we owned more than 41,000 patent applications and patents (both referred to as patents below) in countries throughout the world. These patents belong to

Back to Contents

approximately 11,400 ‘‘patent families’’ (each patent family containing all patents originating from the same invention). At September 30, 2004, approximately 91 percent of our patent families included patents registered in Europe, approximately 63 percent included patents registered in the United States and approximately 35 percent included patents registered in Asia. We filed first patent applications for approximately 1,700 inventions worldwide in the 2003 financial year. As of September 30, 2004, approximately 5,500 of our patent families included at least one patent granted in the United States or Europe.

In connection with our formation, the Siemens group transferred most of its semiconductor-related intellectual property to us. Further to our formation as a separate legal entity and in preparation for our initial public offering in March 2000, we entered into a patent cross license agreement with Siemens. As described below, certain of our rights and Siemens’ rights to utilize each others’ patents under the cross license agreement depend upon the date on which Siemens ceased to own or control more than 50 percent of our company’s shares (referred to herein as the Control Date). Under the cross license agreement, among other things:

•	Siemens granted us the right to use all of the more than 100,000 patents and related intellectual property rights that Siemens owns (the ‘‘Siemens Patents’’). The agreement enables us to use these patent rights within the scope of our business, subject, in the case of information handling systems, to restrictions on our ability to use them in new spheres after the Control Date.

•	Siemens granted us certain rights to sublicense the Siemens Patents within the scope of our business pursuant to cross license agreements entered into before the Control Date.

•	We granted Siemens the right to use and sublicense within the scope of its business approximately 15 percent of the 20,000 patent rights that Siemens transferred to us upon the formation of our company (the ‘‘Dual Use Patents’’).

•	We granted Siemens the right to assert the Dual Use Patents insofar as they relate to the scope of its business activities. Siemens agreed, however, that it will not exercise this right of assertion against any of our customers in respect of any part of such customer’s products that contains a product of ours, unless this right is asserted for defensive purposes.

•	We agreed that we will not exercise our right to assert the Dual Use Patents against Siemens’ customers in respect of any part of such customer’s products that contains a product of Siemens, unless this right is asserted for defensive purposes.

•	Siemens and we agreed that any license to third parties of Dual Use Patents that could fall within the scope of either Siemens’ business or our business will be negotiated by the party first involved, acting with the consent of the other.

•	We granted Siemens the right to use all of our patent and related intellectual property rights other than the Dual Use Patents (the ‘‘Infineon Patents’’) within the scope of its business, subject, in the case of information handling systems, to restrictions on Siemens’ ability to use the Infineon Patents in new spheres after the Control Date.

•	We granted Siemens certain rights to sublicense the Infineon Patents within the scope of its business pursuant to cross license agreements entered into before the Control Date.

•	We and Siemens granted each other the above mentioned rights and licenses under each other’s patents for which an application had been filed prior to the Control Date.

It is common industry practice for semiconductor companies to enter into patent cross license agreements with each other. These agreements enable each company to utilize the patents of the other on specified conditions. In some cases, these agreements provide for payments to be made by one party to the other. We are a party to a number of patent cross license agreements, including agreements with other major semiconductor companies. We believe that our own substantial patent portfolio enables us to enter into patent cross license agreements on favorable terms and conditions. We are currently in patent cross license negotiations with several major industry participants and expect to enter into additional patent cross license agreements in the future.

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products and their design and manufacturing processes. To that end, we

Back to Contents

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

Many of our competitors also seek to protect their technology by obtaining patents and asserting other forms of intellectual property rights. Third party technology that is protected by patents and other intellectual property rights may be unavailable to us or available only on unfavorable terms and conditions. Third parties may also claim that our technology infringes their patents or other intellectual property rights, and they may bring suit against us to protect their intellectual property rights. From time to time, it may also be necessary for us to initiate legal action to enforce our own intellectual property rights. Litigation can be very expensive and can divert financial resources and management attention from other important uses. It is difficult or impossible to predict the outcome of most litigation matters, and an adverse outcome can result in significant financial costs that can have a material adverse effect on the losing party. We are currently engaged in several material disputes over intellectual property rights, including litigation with Rambus and MOSAID Technologies. For a description of these matters, see ‘‘—Legal Matters—Litigation’’.

Strategic Alliances

Cooperation in product design, development and manufacturing between semiconductor suppliers and customers is increasing in response to the growing diversity and complexity of semiconductor products and applications, the demands of technological change and the costs associated with keeping pace with industry developments. Alliances with customers provide the manufacturer with valuable systems and applications know-how and access to markets for key products, while allowing the manufacturer’s customers to share some of the risks and benefits of product development. Customers also gain access to the manufacturer’s process technologies and manufacturing infrastructure. Alliances with other semiconductor manufacturers permit costly research and development and manufacturing resources to be shared to mutual advantage for joint technology development.

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

Memory Products

In order to maintain our technological leadership in the DRAM market and to share start-up costs inherent in developing successive generations of memory products, we have entered into a number of strategic alliances with selected partners for research and development and manufacturing activities in relation to memory products.

Back to Contents

The following table shows our most important memory related strategic alliances, as well as their respective activities and locations:

Strategic alliances for memory products

Partner	Technology	Activity	Location

Nanya	90- and 70-nanometer DRAM process	R&D in both product and technology development, Manufacturing JV: Inotera	Dresden and Munich, Germany/Taoyuan, Taiwan

Logic Products

In order to remain at the forefront of technological advancement and to share the initial costs inherent in bringing out successive generations of logic products, we have entered into a number of strategic alliances with selected partners for research and development and manufacturing activities in relation to logic products.

The following table shows our most important logic related strategic alliances, as well as their respective activities and locations:

Strategic alliances for logic products

Partner	Technology	Activity	Location

IBM	180-nanometer and 130-nanometer CMOS process	Technology development	East Fishkill, New York
IBM/UMC	90-nanometer CMOS process	Technology development	East Fishkill, New York
IBM/Chartered/ Samsung	65-nanometer CMOS process	R&D in both product and technology development	East Fishkill, New York
IBM	45-nanometer CMOS process and product ramp up	R&D in both product and technology development	East Fishkill, New York
UMC	90-nanometer CMOS process and product ramp up	R&D in both product and technology development	Hsinchu, Taiwan
UMC	130-nanometeEmbedded Flash	R&D in both product and technology development	Hsinchu, Taiwan

Principal Alliances

Our principal alliances are with IBM, UMC and Nanya:

IBM. In 1997, we entered into a joint development agreement with IBM to develop common process technologies for manufacturing logic products with minimum feature sizes of 180-nanometer and 130-nanometer. In 1999 we signed an agreement to continue this partnership for 90-nanometer technology, and included UMC in the alliance. In 2000 we entered into a joint development agreement with IBM to develop future generations of DRAM process technologies, down to feature sizes of 110-nanometer. In 2003 we agreed with IBM to jointly develop 65-nanometer and 45-nanometer logic technologies, and included Chartered Semiconductor in the alliance with respect to 65-nanometer technologies. Later, we, IBM and Chartered extended the agreements with respect to 65-nanometer logic technologies to include Samsung Electronics.

Our principal cooperation with IBM began in 1991, when we entered into an arrangement with IBM under which IBM manufactured DRAM products in its Essonnes facility and we received a share of the production. Based upon our history of cooperation with IBM, we agreed with IBM to convert the Essonnes facility to production of logic devices and to convert the existing production

Back to Contents

cooperation arrangement into a joint venture called ALTIS Semiconductor. We own 50 percent of the joint venture’s shares plus one share and IBM owns the rest. Both our company and IBM have one vote at the joint venture’s shareholders meeting, and we are both entitled to nominate one of the joint venture’s two chairmen. The joint venture became effective on July 12, 1999, and the facility’s conversion to logic production has been completed. Both companies have agreed to have only one jointly appointed CEO.

The joint venture agreements impose certain restrictions on the ability of each of the shareholders to sell or transfer its shares in the joint venture, and also provide that each shareholder may acquire the other’s shares at an appraised value if the other shareholder undergoes a change of control. For this purpose, ‘‘change of control’’ means the acquisition by a third party of more than 35 percent of the outstanding equity of the other shareholder or any consolidation, merger or reorganization of the other shareholder in which it is not the surviving corporation. Each of Infineon and IBM may acquire the other’s shares in the joint venture or dissolve the joint venture if there is a deadlock or if the other party defaults on its obligations under the joint venture agreement.

During the 2003 financial year, we and IBM amended the original shareholders agreement of ALTIS. Pursuant to the amendment, we will ratably increase our capacity reservation in the production output of ALTIS from the existing level of 50 percent to 100 percent during calendar years 2004 through 2007. We and IBM have agreed that we will decide the future business model of ALTIS not later than January 1, 2007. Additionally, we were granted an option through July 1, 2007 to acquire IBM’s interest in ALTIS.

In 2003, we entered into a joint development agreement with ALTIS to jointly develop emerging non-volatile MRAM (Magnetoresistive Random Access Memory) technology.

 UMC. In 1999, UMC, a leading semiconductor foundry, joined as an additional partner in our alliance with IBM for logic technology development.

In 2002, UMC decided to withdraw from this alliance. We decided that after the completion of our development of 90-nanomenter technology, we would ramp our first products using such technology, but would cease our future R&D cooperation. Our cooperation continues with respect to electrical and geometrical target parameters, in order to keep our process technology closely aligned. UMC continues to be the prime manufacturing foundry partner for our products.

In 2000, we entered into a joint development agreement with UMC to develop common process technologies for the manufacture of logic products with embedded flash memory capabilities based on a feature size of 130-nanometer.

Nanya. In November 2002, we entered into agreements with Nanya to establish our strategic cooperation in the field of standard DRAM memory products. Under the terms of these agreements, we are co-developing and share development costs for advanced 90-nanometer and 70-nanometer production technologies for 300-millimeter wafers. We have established the Inotera joint venture for the production of DRAM chips, and for the construction of a new jointly owned 300-millimeter manufacturing facility in Taiwan.

It is envisaged that, when completed, Inotera’s 300-millimeter manufacturing facility will employ the production technology developed under our joint development agreement with Nanya. The facility’s capacity is expected to be completed in two phases. The construction was completed and mass production started in the 2004 financial year. The second phase is anticipated to be completed in the 2006 financial year. We are entitled to half of the production capacity of Inotera.

Acquisitions and Dispositions

In furtherance of our goal of developing and accessing world class intellectual property and development resources, we have undertaken a number of acquisitions, entered into several joint ventures and made a variety of financial investments. In addition to the arrangements concluded as part of our strategic alliances described above, the main transactions completed in the 2004 financial year are:

Back to Contents

Acquisitions and Joint Ventures

ADMtek

In April 2004, we completed our acquisition of ADMtek Inc., Hsinchu, Taiwan (‘‘ADMtek’’) in exchange for €75 million in cash (of which €6 million is held in escrow subject to the accuracy of the seller’s representations and warranties). Payment of an additional €28 million, held in escrow and reflected as restricted cash, is contingent upon employee retention and the achievement of certain performance and development milestones over a two-year period, and is to be recognized as the milestones are achieved. This acquisition was designed to enable access to the Home-Gateway-Systems market for the Wireline Communications segment. ADMtek will offer a complete IC solution package, to complete our portfolio of broadband access products for the central office of feature-rich, multimedia gateway solutions for customer premise equipment. Finally, the newly formed Infineon-ADMtek Co. Ltd adds an R&D centre in Taiwan that is in close proximity to end markets in China and Japan.

Siemens ICM Protocol Stack

In February 2004, we completed the acquisition of assets and assumption of certain liabilities of the Protocol Software operations of Siemens, in exchange for €13 million and the employment of approximately 145 of Siemens’ mobil communications software engineers. In addition, we entered into a license agreement and amended our product supply agreement with Siemens.

ParoLink

In November 2003, we established a joint venture, ParoLink Technologies Co. Ltd., with United Epitaxy Company, Ltd. (UEC) in which we hold a 56 percent ownership interest. The joint venture, which is based at existing UEC facilities in Taiwan, develops and manufactures lasers and receiver optochips. In connection with our planned disposal of the fiber optics business, we and UEC are in discussion to terminate the joint venture.

Infineon Technologies SC300

In March 2004, we acquired the remaining interest in Infineon Technologies SC300 GmbH & Co. KG, Dresden, Germany, for €278 million. The purchase price was paid by issuing 26,679,255 of our shares. We now hold 100 percent of the interest in SC300. Subsequent to this transaction, SC300 was transformed from a limited partnership (‘‘KG’’) into a general partnership (‘‘OHG’’).

Other transactions

Fiber Optics Divestiture

In April 2004, we entered into an agreement with Finisar Corporation to sell our fiber optics business unit to Finisar for 135 million shares of Finisar common stock. In October 2004, we agreed to modify the terms of this agreement. Pursuant to the agreement as modified, we will receive 110 million shares of Finisar common stock, with an implied value of €115 million based on Finisar’s closing share price on October 11, 2004. We have also agreed to provide financial assistance with respect to the costs of restructuring the operations of the business unit and integrating those operations with Finisar’s. As part of this transaction, we will transfer to Finisar our fiber optic development, manufacturing and certain marketing activities. Following closing, we anticipate having a 33 percent equity interest in Finisar. The transaction has already received the requisite antitrust clearances in the U.S. and Europe. The transaction is subject to approval by Finisar’s shareholders and other customary closing conditions.

Termination of Venture Capital Unit

Beginning in the 1999 financial year, we initiated a program of minority investments in start-up companies through Infineon Ventures, our venture capital unit. Individual investments made through Infineon Ventures typically ranged in size from €0.5 million to €6 million. We invested a total of €11 million in the 2003 financial year and €14 million in the 2004 financial year. Our portfolio of venture capital investments currently comprises some 26 companies in a wide range of electronics related areas. We have also made investments in three venture capital funds active in areas related to our business. In order to reflect current market conditions and based on management judgment of the

Back to Contents

realizable value of each active portfolio company, we recorded impairments of €22 million in the 2003 financial year. We have decided to terminate our venture investing activities and aim to sell our investments. As a result of other-than-temporary declines in fair value and this decision we recorded impairments aggregating €48 million for the 2004 financial year.

Employees

We employed a total of approximately 35,570 employees as of September 30, 2004. For a further description of our workforce by location and function over the past three years, see ‘‘Operating and Financial Review—Other Matters—Employees’’.

A significant percentage of our employees, especially in Germany, are covered by collective bargaining agreements determining remuneration, working hours and other conditions of employment, and are represented by works councils. Works councils are employee elected bodies established at each location in Germany and also at a parent company-wide level (Infineon Technologies AG). Works councils have extensive rights to notification and of codetermination in personnel, social and economic matters. Under the German Works Constitution Act (Betriebsverfassungsgesetz), the works councils must be notified in advance of any proposed employee termination, they must confirm hirings and relocations and similar matters, and they have a right to codetermine social matters such as work schedules and rules of conduct. Management considers its relations with the works councils to be good. A separate works council exists at our subsidiaries in Dresden (Infineon Technologies Dresden GmbH & Co. OHG and Infineon Technologies SC 300 GmbH & Co. OHG). The members of the senior management (Infineon Technologies AG) are represented by a senior management committee (Sprecherausschuss).

The collective bargaining agreements pertain to certain of our non-management employees in Germany (affecting approximately 6,800 employees), the Czech Republic (affecting approximately 800 employees) and Austria (affecting approximately 2,490 employees). The agreement in Germany is perpetual, but can be terminated by the trade union with a notice of one month prior to February 28, 2006. The agreement in Austria expires on May 1, 2005. The provisions of these agreements generally remain in effect until replaced through a subsequent agreement. Agreements for periods after expiration are to be negotiated with the respective trade unions through a process of collective negotiations. The agreement in the Czech Republic only covers employees of our fiber optics business, which we have agreed to sell to Finisar.

During the last three years we have not experienced any major labor disputes resulting in work stoppages. During the recent collective bargaining round, in January 2004, approximately 130 employees at our Munich facilities took part in a brief ‘‘warning’’ strike.

Legal Matters

 Rambus. In August 2000, Rambus Inc. (‘‘Rambus’’) filed separate actions against us in the U.S. and Germany. Rambus alleges that our SDRAM and DDR DRAM products infringe patents owned by Rambus.

In May 2001, the Federal District Court for the Eastern District of Virginia (the ‘‘District Court’’) dismissed all 57 of Rambus’ patent infringement claims against us. In addition, the court found that Rambus committed fraud by its conduct in the JEDEC standard setting organization and awarded damages to us. In January 2003 the U.S. Court of Appeals for the Federal Circuit (‘‘CAFC’’) revised the District Court’s claim construction on 4 claim terms, and remanded the infringement case back to the District Court for a jury trial. The CAFC also reversed the District Court’s finding that Rambus had committed fraud by its conduct in JEDEC. We appealed the CAFC’s decision unsuccessfully to the U.S. Supreme Court. On January 8, 2004 the District Court ruled that Rambus’ infringement case would be limited to four patent claims and would not permit Rambus to assert a variety of related claims. From February 18, 2004 through August 26, 2004 the parties filed a series of related motions and petitions to the District Court. The District Court has scheduled a trial date for February 10, 2005. We believe we have meritorious defenses to the allegations of infringement, and meritorious counterclaims against Rambus that would bar enforcement of the patents.

Back to Contents

Proceedings in the German court began in December 2000 and are still active. An expert report commissioned by the court was rendered in May 2002 but the court has not made a decision on the basis of this report. In September 2002, the European Patent Office (EPO) declared that the Rambus patent had been unduly broadened. Rambus appealed the EPO’s declaration, and the EPO ruled at a hearing in February 2004 that Rambus’ patent was invalid and revoked it. In June 2004 Rambus withdrew its initially filed claims but brought two new patents to the litigation. These patents will be handled by the court in a separate case. We believe we have meritorious defenses to these new allegations of infringement.

SDRAM and DDR DRAM products incorporating the technology that is the subject of the Rambus claims currently constitute substantially all of the products of our Memory Products segment. This segment contributed net sales of €2,926 million and earnings before interest and taxes of €169 million during the year ended September 30, 2004. If we were to be enjoined from producing SDRAM and DDR DRAM products, our financial position and results of operations would be materially and adversely affected, since we would have to discontinue the SDRAM and DDR DRAM product lines or enter into a licensing arrangement with Rambus, which could require the payment of substantial licensing fees.

We currently hold a license under certain RDRAM technology from Rambus, which is not in dispute in the proceedings described above.

On May 5, 2004, Rambus filed a complaint in a California state court against us and our U.S. subsidiary, as well as Siemens, Micron Technology Inc. (‘‘Micron’’) and Hynix Semiconductor Inc. (‘‘Hynix’’), alleging that these DRAM manufacturers had conspired to restrict output and fix prices of Rambus DRAM (‘‘RDRAM’’) in order to prevent widespread adoption of RDRAM as ‘‘main memory’’ for PCs and to monopolize the worldwide DRAM market. Rambus claims lost royalties of at least one billion dollars and seeks treble damages as well as punitive damages. Based on the allegation raised at the California state court Rambus also filed a complaint against us, as well as Siemens, Micron and Hynix at the European Commission on June 18, 2004. On September 28, 2004 we requested that the European Commission reject this complaint. We plan to vigorously defend against Rambus’ claims.

U.S. Department of Justice Investigation. On September 15, 2004, we entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (‘‘DOJ’’) in connection with its ongoing investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, we agreed to plead guilty to a single count related to the pricing of DRAM products between July 1, 1999 and June 15, 2002. Under the terms of the agreement, we agreed to pay a fine of $160 million. The fine plus accrued interest is to be paid in equal annual instalments through 2009. On October 25, 2004 the plea agreement was accepted by the U.S. District Court for the Northern District of California. The matter has been therefore fully resolved between us and the DOJ, subject to our ongoing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The wrongdoing charged by the DOJ was limited to six OEM customers that manufacture computers and servers. We have entered into settlement agreements with five of these customers and we are negotiating a settlement with the remaining customer.

Civil antitrust claims. Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against us and other DRAM suppliers. Sixteen cases were filed between June 2002 and September 2002 in the following federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from the various DRAM suppliers during a specified time period commencing on or after October 1, 2001. The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi District Litigation held a hearing and subsequently ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated or consolidated pretrial proceedings as part of a Multi-District Litigation (the ‘‘MDL’’).

Nineteen additional cases were filed between August 2, 2002 and October 15, 2004 in the following state courts: California (five in San Francisco County, one in Los Angeles County, one in

Back to Contents

Santa Clara County and one in Humboldt County), Massachusetts (one in Essex County and one in Middlesex County), Florida (one in Seventeenth and one in Collier County), West Virginia (Brooke County), Kansas (Johnson County), Michigan (Wayne County), North Carolina (Mecklenburg County), South Dakota (Pennington County), Arkansas (Hot Spring County) and Tennessee (Davidson County). Five additional cases were filed through November 3, 2004 in the Vermont (Chittenden Superior Court), New York (New York County), Minnesota (Hennepin County) and Arizona (two in Maricopa County) state courts. Each of these state cases purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM during specified time periods commencing in or after 1999. The complaints allege violations of California’s Cartwright Act, unfair competition law and unjust enrichment and seek treble damages in unspecified amounts, restitution, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In response to a petition filed by one of the plaintiffs, a judge appointed by the Judicial Council of California subsequently ordered that the then-pending California state cases be coordinated for pretrial purposes and recommended that they be transferred to San Francisco County Superior Court for coordinated or consolidated pretrial proceedings. The Massachusetts Essex County and the Florida Collier County cases were ordered transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated and consolidated pretrial proceedings as part of the MDL described above.

European Commission Investigation. In April 2003, we received a request for information from the European Commission (the ‘‘Commission’’) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. We have reassessed the matter after our plea agreement with the DOJ and made an accrual as of September 30, 2004 for a probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although we cannot more accurately estimate the amount of such actual fine. We are fully cooperating with the Commission in its investigation.

Canadian Competition Bureau Investigation. In May 2004, the Canadian Competition Bureau advised our U.S. subsidiary that it and its affiliated companies are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act in the DRAM industry. No compulsory process (such as subpoenas) has been commenced. The Competition Bureau’s inquiry is at a relatively early stage. We are cooperating with the Competition Bureau in its investigation.

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. During the years ended September 30, 2003 and 2004, we accrued liabilities in the amount of €28 million and €209 million, respectively, related to the antitrust investigations and related civil claims described above. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material impact on our results of operations and financial position.

Securities Class Actions. On October 1, 2004 we learned from press reports that a San Francisco law firm claimed to have filed a class action lawsuit in the U.S. District Court for the Northern District of California. The complaint alleges violations of the U.S. federal securities laws and seeks damages on behalf of a class of purchasers of Infineon Technologies AG publicly traded securities for the period from March 13, 2000 to July 19, 2004. Other press reports indicate that additional class action lawsuits have been filed in U.S. courts based on similar alleged violations of U.S. securities laws and on behalf of purchasers of the same securities for similar periods. Some class action lawsuits appear to extend this period to September 15, 2004. We will vigorously defend ourselves against allegations of U.S. securities laws violations.

An adverse final resolution of the Rambus claims, the antitrust investigations or related civil claims and the securities class action lawsuits described above could result in significant financial liability to, and other adverse effects upon, us, which would have a material adverse effect on our

Back to Contents

business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, we could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on our results of operations or financial condition or cash flows.

Deutsche Telekom. In October 1999, Deutsche Telekom AG notified us of a potential contractual warranty claim in respect of chips supplied by us for Deutsche Telekom calling cards. The claim relates to damages allegedly suffered by Deutsche Telekom as a result of such cards being fraudulently reloaded by third parties. In September 2001, Deutsche Telekom brought an action in the State Court (Landgericht) in Darmstadt, Germany against Siemens, and claimed approximately €125 million. Siemens served third party notice on us on December 21, 2001. In 2003 Deutsche Telekom increased its claim to €150 million. On July 15, 2003, the state court ruled that Deutsche Telekom did not have a valid claim for damages against Siemens and us. Deutsche Telekom has appealed the decision. In September 2004, Deutsche Telekom, Siemens and we finally settled the dispute. In the settlement agreement, we agreed to pay €1 million to cover part of the court fees expensed by Deutsche Telekom and Deutsche Telekom agreed to withdraw its appeal.

Customer complaint. One of our customers notified us on May 18, 2000 that the customer had received a letter from Rambus alleging that one of the components of its product violates Rambus’ patents. We supplied this customer with the relevant component, and the customer has requested that we indemnify it for any damages it may incur as a result of Rambus’ claims. The customer’s notice to us does not specify any figure for such damages. Accordingly, we cannot predict at this time what our exposure, if any, is likely to be if this customer’s claim against us is found to be valid.

ProMOS. On May 7, 2003, ProMOS filed arbitration proceedings against us in Munich under the ICC Arbitration Rules. We had licensed certain DRAM technologies to ProMOS under a license agreement, which we subsequently terminated due to ProMOS’ material breach. ProMOS was seeking an affirmative judgment that ProMOS was entitled to terminate the license agreement due to our material breach, but to be allowed to continue to use the licensed technology. ProMOS was also seeking damages of approximately $338 million as well as payment of approximately $36 million for DRAM products sold to us. We denied the alleged material breach and requested the arbitration tribunal to dismiss all of ProMOS’ claims. We also filed counterclaims seeking an affirmative judgment that we were entitled to terminate the license agreement due to a material breach by ProMOS, that ProMOS be required to cease using our DRAM technologies and that we were entitled to damages for the misappropriation of our DRAM technologies of up to $568 million (after deduction of $36 million for DRAM products purchased from ProMOS). However, on November 10, 2004, we and ProMOS reached an agreement regarding ProMOS’ license of our previously transferred technologies, pursuant to which ProMOS may continue to produce and sell products using those technologies and to develop its own processes and products. As full consideration, ProMOS has agreed to pay us $156 million in four instalments through April 30, 2006, against which our accrued payable for DRAM products of $36 million is to be offset. The parties have agreed to withdraw their claims, including arbitration.

MOSAID. In late 2002, MOSAID Technologies Inc. (‘‘MOSAID’’) alleged that we are violating 11 DRAM-related U.S. patents of MOSAID. In December 2002, we filed an action in the U.S. District Court for the Northern District of California seeking a declaratory judgment that we do not violate such patents. On February 7, 2003, MOSAID filed a counter-suit opposing our motion for declaratory judgment and seeking damages for the alleged patent infringement. On November 3, 2003 MOSAID announced that it has filed an amended counterclaim to add two new patents to its previous claims. This matter has since been consolidated under the federal multidistrict litigation rules with another lawsuit filed by MOSAID against Samsung in the U.S. District Court for the District of New Jersey. A Markman hearing on the patent claim construction was held at the end of January 2004 and a decision on the claim construction was issued on March 23, 2004. A trial will likely be scheduled in the U.S. District Court for the Northern District of California some time in 2005. We intend to vigorously defend against MOSAID’s claims. An adverse final resolution could result in significant financial liabilities to, and other adverse effects upon, us, which would have a material adverse effect on our business, results of operations and financial condition.

Back to Contents

Other. We are subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to our businesses. We have accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the end of our financial year. Based upon information presently known to management, we do not believe that the ultimate resolution of such other pending matters will have a material adverse effect on our financial position, although the final resolution of such matters could have a material effect on our results of operations or cash flows in the year of settlement.

Environmental Protection and Sustainable Management
Our global Environmental Management System is designed to eliminate or to minimize possible negative impacts of our manufacturing processes on the environment, our employees and third parties. Most of our production sites worldwide are already included in our multi-site certification under EN ISO 14001. Our sites in Richmond, Virginia (U.S.) and Cegléd (Hungary) successfully carried out their certification audit in the 2004 financial year. We are also planning to integrate the site of SensoNor (Norway) in our multi-site certificate. New production plants including Suzhou (China) will be also included after their ramp-up phase.

Environmental protection means not only complying with legal regulations, but also adherence to a continual process of improvement of our products and the operation of our plants and facilities. It also means educating our staff in environmental issues and motivating them to take part in environmental protection matters. When developing new products or designing our production processes, we attempt to minimize the possible impact of production and our business on the environment. In addition, it is equally important, that our solutions help contribute to creating end products that are environmentally friendly in their own right. For example, Infineon’s Mobile-RAM with 1.8 Volt power supply for handheld devices reduces power consumption by up to 80 percent.

Hazardous substances or materials are to a certain extend necessary in the production of semiconductors. However, most of our processes are carried out in closed loops and systems that eliminate the impact of hazardous substances or materials on our employees’ health and the environment. We regularly test and monitor employees whose work may expose them to hazardous substances or materials, in order to detect any potential health risks and to take appropriate remedial measures by an early diagnosis. As part of the Environmental Management System, we train our employees in the proper handling of hazardous substances.

Where we are not able to eliminate adverse environmental impact entirely, we aim to minimize the impact. For example, we need to utilize PFCs (perfluorinated components) as etching agents in the production of semiconductors. As early as 1992, we started to install exhaust air filter systems to reduce PFC emissions. We are signatories to the Memorandum of Agreement, a voluntary commitment by the European Semiconductor Industry, and also to the Memorandum of Understanding (in the United States) both of which have the goal of reducing overall PFC emissions by 2010 by approximately 10 percent from the emission level of 1995, calculated in CO2 equivalents. This ambitious target is equal to a decontamination of this waste air of about 90 percent, calculated in CO2 equivalents. In the 2004 financial year, we signed a similar commitment for Germany, with a normalized target of 8 percent emission reduction.

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

Back to Contents

Because some of our facilities are located close to or even shared with those of other companies, including members of the Siemens group, we may need to respond to claims relating to environmental contamination not originating from our own operations.

We believe that we are in substantial compliance with environmental as well as health and safety laws and regulations. There is, nevertheless, a risk that we may become the subject of environmental, health or safety liabilities or litigation. Environmental, health, and safety claims or the failure to comply with current or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. Significant financial reserves or additional compliance expenditures could be required in the future due to changes in law or new information regarding environmental conditions or other events, and those expenditures could adversely affect our business or financial condition.

National legislation enacted pursuant to a recent European Union directive will create significant new obligations regarding the collection, recovery and disposal of electrical and electronic equipment. This directive obligates manufacturers to finance the collection, recovery, and disposal of such products at the end of their useful life. Our products constitute electronic equipment under the terms of this directive. The end-of-life obligations may affect us as suppliers to electrical and electronic equipment producers and as producers of electronic equipment. Because of missing standards and determining factors, it is not clear how the costs of financing the take-back will be shared along the whole supply chain. As one of the results, we are not able at this time to estimate the amount of additional costs that we may incur in connection with this legislation.

Another relevant European directive restricts the use of lead and some types of flame retardant in electronic components beginning in July 1, 2006. In response to market requirements, we started conversion in 2004. Many of our package families are compliant with this aforementioned directive of January 27, 2003.

A proposal for a new European Union regulatory framework for chemicals is in the consultation phase. The new proposal, called REACH, deals with the registration, evaluation and authorization of chemicals. If approved by the appropriate EU bodies and without further modification, this proposal will have a considerable impact not only on producers and importers of chemical substances, but also on downstream users like the semiconductor industry. The availability of chemical substances could be significantly reduced in the European Union, which could have a negative impact on our production as well as research and development activities. We expect to incur significant future costs in connection with this proposal if it is adopted, but we are not currently able to estimate these expenditures.

Real Property
We own approximately 2.0 million square meters of real property at our facilities at Batam (Indonesia), Cegled (Hungary), Dresden (Germany), Munich (Germany), Porto (Portugal), Regensburg (Germany), Richmond (Virginia, USA), Singapore, Suzhou (PR China), Trutnov (Czech Republic), Villach (Austria), Warstein (Germany) and Wuxi (PR China). The Trutnov property will be transferred to Finisar as a part of the sale of our fiber optics business.

In addition, we have long-term rental and long-term lease arrangements in various places in Asia/Pacific, Europe and North America. We believe that these properties are rented or leased on ordinary market terms and conditions.

We have accepted a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (‘‘MoTo’’) to lease an office complex that is to be constructed by MoTo south of Munich. The office complex will enable us to locate our employees, who are currently situated in various locations throughout Munich, in one central physical working environment. MoTo is responsible for the construction, which is expected to be completed in the second half of 2005. We have no obligations with respect to financing MoTo, and have provided no guarantees related to the construction. The agreement will be accounted for as an operating lease under U.S. GAAP. The agreement is subject to various conditions prior to commencement of the lease.

Back to Contents

MANAGEMENT

Supervisory Board Members
The current members of our supervisory board, their ages, the year in which their current term expires and their principal occupations and other positions as of September 30, 2004 are as follows:

Name	Age	Term expires	Principal occupations and other positions(1)	Compensation as Supervisory Board Member

Max Dietrich Kley	64	2005	Member of the supervisory board of BASF AG	€33,834	(2)
Chairman			Additional external positions
			Chairman of the supervisory board of
			SGL Carbon AG, Wiesbaden

			Member of the supervisory boards of:
			Schott AG, Mainz
			Heidelberg Cement, Heidelberg

			Comparable external positions
			Member of the board of administration of
			Landesbank Rheinland Pfalz, Mainz
			(until October 11, 2004)

Klaus Luschtinetz*	61	2009	Chairman of the Infineon central works council	€38,666
Deputy Chairman			Deputy Chairman of the Infineon works council, Munich
(since January 20, 2004)			Balan-/St.- Martin-Strasse

			Comparable positions
			Member of the board of administration of
			Siemens Employees Health Insurance, Munich

Dr. h.c. Martin	68	2005	Chairman of the supervisory board of Commerzbank AG	€43,500
Kohlhaussen
Deputy Chairman			Additional external positions
			Chairman of the supervisory board of
			HOCHTIEF AG, Essen

			Member of the supervisory boards of:
			Bayer AG, Leverkusen
			Heraeus Holding GmbH, Hanau
			Schering AG, Berlin
			ThyssenKrupp AG, Dusseldorf
			Verlagsgruppe Georg von Holtzbrinck GmbH, Stuttgart

Alfred Eibl*	55	2009	Member of the Infineon works council, Munich Balan-/ St.-Martin-Strasse	€41,087

Dr. Joachim Faber	54	2005	Member of the management board of Allianz AG	€29,000

			Additional external positions
			Member of the supervisory boards of:
			Bayerische Börse, Munich
			Societa Metallurgica Italiana S.p.A., Florence, Italy

			Additional company positions
			Member of the supervisory boards of:
			Allianz Dresdner Asset Management AG, Munich
			DBI Dresdner Bank Investment Management
			Kapitalanlagengesellschaft mbH, Frankfurt
			DEGI Deutsche Gesellschaft für Immobilienfonds mbH,
			Frankfurt
			Deutsche Invest Trust Gesellschaft für
			Wertpapieranlagen mbH, Frankfurt
			AGF Asset Management S.A., Paris, France

Back to Contents

Name	Age	Term expires	Principal occupations and other positions(1)	Compensation as SupervisoryBoard Member

Günther Fritsch	69	2005	Industrial manager	€16,916
(since March 1, 2004)

Jacob Hauser*	52	2009	Member of the Infineon central works council	€26,584
			Chairman of the Infineon works council, Munich/-Perlach

Dr. Stefan Jentzsch	43	2005	Member of the management board of	€29,000
			Bayerische Hypo- und Vereinsbank AG

			Additional external positions
			Member of the supervisory board of
			Deutsche Börse AG, Frankfurt

			Additional company positions
			Chairman of the supervisory boards of:
			HVB Alternative Investment AG, Vienna, Austria
			HVB Alternative Financial Products AG, Vienna, Austria
			DAB Bank AG, Munich

			Deputy chairman of the supervisory boards of:
			Vereins und Westbank AG, Hamburg
			HBV Info GmbH, Munich

			Member of the supervisory boards of:
			Bank Austria Creditanstalt AG, Vienna, Austria
			HVB Systems GmbH, Munich

			Comparable company positions
			Chairman of the board of administration of
			HVB Wealth Management Holding GmbH, Munich

Univ.-Prof. Dr.-Ing.	69	2005	Professor at the Technical University Munich	€36,250
Ingolf Ruge

Michael Ruth*	44	2009	Infineon Senior Vice President Strategy Planning and	€29,000
			Controlling Corporate Logic
			Representative of senior management

			Comparable company positions
			Member of the board of administration of ALTIS
			Semiconductor S.N.C., Essonnes, France

Dieter Scheitor*	51	2009	Head of the IT department of IG Metall, Frankfurt	€19,334

Gerd Schmidt*	50	2009	Deputy Chairman of the Infineon central works council	€29,000
			Chairman of the Infineon works council, Regensburg West

Kerstin Schulzendorf*	42	2009	Deputy chairman of the Infineon works council, Dresden	€19,334

Alexander Trüby*	34	2009	Member of the Infineon works council, Dresden	€26,584

Prof. Dr. rer. nat.	57	2005	Chairman of the management board of Audi AG	€36,250
Martin Winterkorn			Member of the management board of Volkswagen AG

Back to Contents

Name	Age	Term expires	Principal occupations and other positions(1)	Compensation as SupervisoryBoard Member

			Additional external positions
			Member of the supervisory boards of:
			Salzgitter AG, Salzgitter
			FC Bayern München AG, Munich
			TÜV Süddeutsche Holding AG, Munich

			Comparable company positions
			Member of the supervisory boards of:
			SEAT S.A., Barcelona, Spain
			Lamborghini Holding S. p. A., Sant’ Agata, Italy

Prof. Dr.-Ing. Dr.-Ing.	60	2005	Member of the management board of Siemens AG	€37,459

E. h. Klaus Wucherer			Additional external positions
			Member of the supervisory board of
			Deutsche Messe AG, Hanover

			Additional company positions
			Member of the supervisory board of
			BSH Bosch and Siemens Hausgeräte GmbH, Munich

			Comparable company positions
			Chairman of the boards of administration of:
			Siemens Ltd., Beijing, China
			Siemens E&A, Atlanta/Georgia, USA
			Siemens K.K., Tokyo, Japan
			Siemens S.A., Lisbon, Portugal
			Member of the boards of administration of:
			Eviop Tempo AG, Athens, Greece
			Siemens Ltd., Mumbai, India

*	Employee representative.
(1)	Lists the principal occupation of the supervisory board member. ‘‘Additional external positions’’ refer to board positions of entities outside of the group of companies where the member has his principal occupation. ‘‘Comparable external positions’’ refer to board positions that are similar but not identical to the additional external positions. ‘‘Company positions’’ refer to board positions of companies within the group of companies where the member has his principal occupation. ‘‘Comparable company positions’’ refer to board positions that are similar but not identical to the company positions.
(2)	Mr. Kley also received €500,000 gross compensation (€246,335 net) for his services as interim chairman of the management board and interim Chief Executive Officer, as described below.
The Supervisory Board maintains the following committees:

•	Mediation Committee

Max Dietrich Kley (temporary resignation from March 25, 2004 to August 31, 2004)
Dr. Martin Kohlhaussen (from April 1, 2004 to August 31, 2004)
Alfred Eibl (until January 20, 2004)
Klaus Luschtinetz (since January 20, 2004)
Karl Heinz Midunsky (until February 29, 2004)
Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer (since March 1, 2004)
Gerd Schmidt (until January 20, 2004)
Alexander Trüby (since January 20, 2004)

Back to Contents

•	Executive Committee

Max Dietrich Kley (temporary resignation from March 25, 2004 to August 31, 2004)
Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer (from April 1, 2004 to August 31, 2004)
Alfred Eibl (until January 20, 2004)
Klaus Luschtinetz (since January 20, 2004)
Dr. Martin Kohlhaussen

•	Investment, Finance and Audit Committee

Max Dietrich Kley (temporary resignation from March 25, 2004 to August 31, 2004)
Dr. Martin Kohlhaussen (from April 1, 2004 to August 31, 2004)
Alfred Eibl (until January 20, 2004)
Klaus Luschtinetz (since January 20, 2004)
Karl Heinz Midunsky (until February 29, 2004)
Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer (since March 1, 2004)

•	Strategy and Technology Committee (formed April 1, 2004)
Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer (Chairman) Alfred Eibl Jakob Hauser Uni.-Prof. Dr.-Ing. Ingolf Ruge Alexander Trüby Prof. Dr. rer. nat. Martin Winterkorn

During the 2004 financial year, Ender Beyhan, Johann Dechant, Heinz Hawreliuk and Wolfgang Müller left our supervisory board at the end of their terms of office. Karl Heinz Midunsky resigned with effect from March 1, 2004.

Management Board Members
The current members of our management board, their ages, the year in which their term expires and their positions as of September 30, 2004 are as follows:

Name	Age	Term expires	Position and Outside Directorships

Dr. Wolfgang Ziebart	54	2009	Chairman, President and Chief Executive Officer
Peter Bauer	44	2008	Executive Vice President and Chief Sales and Marketing Officer
			Member of the supervisory boards of
			Siemens VDO Automotive AG, Munich
Peter J. Fischl	58	2008	Executive Vice President and Chief Financial Officer
Dr. Andreas von Zitzewitz	44	2008	Executive Vice President and Chief Operating Officer
			Member of the supervisory board of
			Steag Hamatech AG, Sternenfels

Dr. Wolfgang Ziebart has been our Chief Executive Officer since September 2004. Before that, he was deputy chairman of the management board of Continental AG, an automotive supplier, and head of its Automotive Systems Division, focussing on automotive electronics and electronic brake systems. Previously, from 1999, he was a member of the management board of automobile manufacturer BMW, where he started his professional career in 1977 and held a number of different positions, including responsibility for the development of electronics. Dr. Ziebart holds a degree in engineering and received his Ph.D. in engineering from the Technical University Munich.

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

Back to Contents

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

On November 23, 2004, our supervisory board appointed Loh Kin Wah to serve on our management board, effective December 1, 2004. Loh Kin Wah, age 50, has served as President and Managing Director of Infineon Technologies Asia Pacific since the formation of our company. He previously served in a variety of capacities with Siemens.

In addition, Dr. Ulrich Schumacher served as the chairman of our management board (Vorstandsvorsitzender) and Chief Executive Officer from the inception of our company in April 1999 until March 25, 2004, when he resigned from those positions and the supervisory board accepted his resignation. Dr. Schumacher’s employment agreement with our company continues to be in effect.

Following the resignation of Dr. Schumacher, the chairman of the supervisory board, Max Dietrich Kley, was delegated by the supervisory board to the management board as interim chairman of the management board and Chief Executive Officer. He served in that position until August 31, 2004, after which Dr. Ziebart took office. During that time, Mr. Kley could not exercise his functions as chairman and a member of the supervisory board.

The members of our management board, individually or in the aggregate, do not own, directly or indirectly, more than one percent of our company’s outstanding share capital.

The business address of each of the members of our management board is Infineon Technologies AG, St. Martin-Strasse 53, D-81669 Munich, Germany.

Overview of Corporate Governance Structure
In accordance with the German Stock Corporation Act (Aktiengesetz), our company has a supervisory board and a management board. The two boards are separate and no individual may simultaneously exercise functions and serve as a member of both boards. The management board is responsible for managing our business in accordance with applicable laws, the Articles of Association of our company and the rules of procedure of the management board. It represents us in our dealings with third parties. The supervisory board appoints and removes the members of the management board and oversees the management of our company but is not permitted to make management decisions.

In carrying out their duties, members of both the management board and supervisory board must exercise the standard of care of a prudent and diligent businessman, and they are liable to our company for damages if they fail to do so. Both boards are required to take into account a broad range of considerations in their decisions, including the interests of our company and its shareholders, employees and creditors. The management board is required to respect the shareholders’ rights to equal treatment and equal information.

The supervisory board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the management board must, among other things, regularly report to the supervisory board with regard to current business operations and future business planning. The supervisory board is also entitled to request special reports at any time. The management board is

Back to Contents

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

As a general rule under German law, a shareholder has no direct recourse against the members of the management board or the supervisory board in the event that they are believed to have breached a duty to our company. Apart from insolvency or other special circumstances, only our company has the right to claim damages from members of either board. We may only waive these damages or settle these claims if at least three years have passed and if the shareholders approve the waiver or settlement at the shareholders’ general meeting with a simple majority, provided that opposing shareholders do not hold, in the aggregate, one-tenth or more of the share capital of our company and do not have their opposition formally noted in the minutes maintained by a German notary.

Supervisory Board
Our supervisory board consists of 16 members. The shareholders, by a majority of the votes cast by the shareholders in a general meeting, elect eight members and the employees elect the remaining eight members. Among the eight employee representatives are one Supervisory Board member from the ranks of the executive employees (Leitende Angestellte), five from the ranks of the employees (excluding executive employees) and two representatives of the trade unions represented in the Infineon group in Germany. All current shareholder representatives on the supervisory board were elected at general shareholders’ meetings held on January 19, 2000 and January 22, 2002, except Mr. Kley, who was appointed by a court to replace a retiring member. The term of all shareholder representatives ends with the annual general meeting scheduled for January 25, 2005. Shareholders will vote upon new representatives who will, if not elected for a shorter term, serve a regular term of five years on the supervisory board. The original employee representatives were appointed by a court pursuant to Section 104 of the German Stock Corporation Act. The employees elected new employee members of the supervisory board, who took office on January 20, 2004 and who we expect will serve a regular five-year term.

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

Back to Contents

Our supervisory board has established an Investment, Finance and Audit Committee, comprising the chairman of the supervisory board, who serves as chairman of the committee, and two other members of the supervisory board, one of whom is elected from the shareholder representatives and the other from the employee representatives on the supervisory board. The Investment, Finance and Audit Committee carries out the functions normally carried out by the audit committee of a U.S. company, among other duties, including:

•	preparing the decisions of the supervisory board regarding approval of our company’s annual financial statements, including review of the financial statements, our annual reports, the proposed application of earnings and the reports of our auditors;

•	reviewing the interim financial statements of our company that are made public or otherwise filed with any securities regulatory authority;

•	issuing to our auditors terms of reference for their audit of our annual financial statements;

•	approving decisions of our management board or a committee thereof regarding increases of our company’s capital through the issuance of new shares out of authorized or conditional capital, to the extent they are not issued to employees or used for the disapplication of preemptive rights as part of a share option plan; and

•	approving decisions of our management board in relation to any investment or disposition that exceeds five percent of our total investment budget or in relation to the taking of any financial risk vis-a-vis third parties in an amount exceeding five percent of our share capital plus capital reserves.

The Investment, Finance and Audit Committee also supports the supervisory board in its duty of supervising our business and may exercise the oversight powers conferred upon the supervisory board by German law for this purpose. Decisions of the Investment, Finance and Audit Committee require a simple majority.

According to German law, the shareholders may determine the term of each shareholder-elected member of the supervisory board. The maximum term of office of shareholder-elected supervisory board members expires at the end of the shareholders’ general meeting in which the shareholders discharge the supervisory board members for the fourth financial year after the start of their term as a supervisory board member.

Neither we nor any of our subsidiaries have entered into special service contracts with the members of the supervisory board that provide for benefits during or upon termination of their board membership other than as described under ‘‘—Compensation’’.

The members of our supervisory board, individually or in the aggregate, do not own, directly or indirectly, more than one percent of our company’s outstanding share capital.

The business address of each of the members of our supervisory board is Infineon Technologies AG, St.-Martin-Strasse 53, D-81669, Munich, Germany.

Management Board

Our management board currently consists of four members. Under the Articles of Association of our company, our supervisory board determines the management board’s size, although it must have at least two members.

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

Back to Contents

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

The management board members are jointly responsible for all management matters and pursuant to the current rules of procedure must jointly decide on a number of issues, including:

•	the annual financial statements;

•	the calling of the shareholders’ general meeting;

•	matters for which the consent of the shareholders’ general meeting or of the supervisory board must be obtained; and

•	matters involving basic organizational, business policy and investment and financial planning questions for our company.

The rules of procedure provide that the management board shall take action by unanimous vote.

The chairman of the management board must propose a plan that allocates responsibilities among the management board members and obtain the consent of the supervisory board without delay once the management board has adopted the plan. This consent has been obtained.

The supervisory board appoints the members of the management board for a maximum term of five years. They may be reappointed or have their term extended for one or more terms of up to five years each. The supervisory board may remove a member of the management board prior to expiration of such member’s term for good cause, for example, in the case of a serious breach of duty or a bona fide vote of no confidence by the shareholders’ general meeting. A member of the management board may not deal with, or vote on, matters that relate to proposals, arrangements or contracts between such member and our company.

Significant Differences between our Corporate Governance Practices and those of U.S. Companies Listed on the New York Stock Exchange

A brief, general summary of the significant differences between Infineon’s corporate governance practices under German law and the practices applicable to U.S. companies listed on the New York Stock Exchange is available in the corporate governance section of our website, www.infineon.com.

Compensation

Under our articles of association, the annual compensation for each member of the supervisory board is €25,000. The chairman of the supervisory board receives 200 percent of this amount and each of the deputy chairman and each member of certain committees receive 150 percent of this amount. The aggregate compensation of the members of our supervisory board for the 2004 financial year was €0.5 million (consisting of fixed components of €0.5 million, variable components of €0 and consideration for other personally rendered services of €0). The individual compensation of each member of the supervisory board is provided in the table of supervisory board members, above. In addition, all members of the supervisory board receive 1,500 share appreciation rights (Wertsteigerungsrechte) per year, which are granted and may be exercised for cash under the same conditions as options granted under the then current long-term incentive plan.

During the 2004 financial year, we made the standard annual grant of 1,500 share appreciation rights to each member of our supervisory board, as described above, but did not grant any stock options to the members of our supervisory board.

The total remuneration of the current management board for the 2004 financial year consisted of fixed salary of €4.1 million and 500,000 stock options as well as a lump sum payment of €1.9 million in connection with the revised service contracts. In addition, former members of the management

Back to Contents

board received remuneration of €3.6 million, including gross compensation to Mr. Kley of €500,000 (net €246,335) for his services as interim chairman of the management board and interim Chief Executive Officer, as described above. No definitive severance agreement with Dr. Schumacher has been concluded to date; any such agreement could involve further payments to Dr. Schumacher. Other than with respect to Mr. Kley’s interim service, we do not disclose compensation of management board members on an individualized basis. The stock options were granted in connection with the 2001 International Long-Term Incentive Plan. The fair value of each stock option at its grant date was €5.92. These options have an exercise price of €12.39 per share; will become exercisable no earlier than November 26, 2005, subject to the condition that the trading price of our ordinary shares on the Frankfurt Stock Exchange will have reached the exercise price on at least one trading day; and will expire on November 26, 2010. During the 2004 financial year a provision was established for variable bonuses of the management board of €1.3 million. As of September 30, 2004, accrued pension liabilities for former members of the management board amounted to €2.9 million.

The total income of the members of our management board consists of the annual target income in cash, stock options and other benefits.

Of the annual target income:

•	One part is fixed and paid out partly in 12 monthly instalments and partly after the end of the financial year, all after statutory deductions, and

•	Another part is annual bonus which is variable and subject to performance. In the 2004 financial year, this bonus was linked to the realization of the ‘‘return on capital employed’’, which is defined as earnings before interest, taxes, other operating expense (income) and other non-operating expense (income), divided by capital employed. The bonus is therefore linked to performance. The bonus is paid out within five months after financial year end.

Stock options on Infineon Technologies AG shares serve as a variable compensation component with a long term incentive as well as risk character.

Other benefits comprise pension awards, continued remuneration sickness payment and a company car including driver.

We have entered into service contracts with each of the members of the management board. Pursuant to these contracts, board members are entitled to receive certain transitional payments upon termination of their board membership. These payments generally consist of an amount equal to the respective board member’s twelve most recent monthly salary payments plus a lump sum equal to the average bonus, if any, received by the member in each of the last three financial years. If a board member dies subsequent to the termination of membership, the then-outstanding benefits will be paid to such member’s heirs. No transitional payments are payable with respect to board members whose membership is terminated for cause or who resign before the age of 60. In addition, board members who are unable to continue to fulfill their duties, including because the supervisory board fails to renew their board membership, or who retire after the age of 60 are entitled to certain pension benefits. The amount of the chairman’s monthly pension is equal to 70 percent of his most recent monthly salary. The amounts of the other members’ pensions are agreed on an individual basis. A board member’s pension may be reduced in certain circumstances, including if the member receives income from certain other occupations or if our economic situation changes so substantially that we cannot reasonably be expected to continue to grant the benefits. Upon a board member’s death, benefits may be payable to the deceased’s spouse or orphaned children. We have entered into a service contract with Mr. Kley for the time from March to August 2004, when he served as chairman and member of the management board. This contract does not include any of the benefits mentioned in this paragraph for other board members.

We have not extended any loans to the members of our supervisory or management boards.

Long-Term Incentive Plans

1999 Share Option Plan. Under our 1999 Share Option Plan we granted non-transferable share options to members of our management board, directors of subsidiaries and affiliates, managers and key employees.

Back to Contents

As of September 30, 2004, options to purchase an aggregate of 8.9 million shares were outstanding under the 1999 plan, of which options to purchase 1.3 million shares were held by members of our management board. The 1999 plan was discontinued and, accordingly, we no longer grant options under that plan.

The exercise price of the options granted under the 1999 plan is 120 percent of the average closing price of our company’s shares on the Frankfurt Stock Exchange over the five trading days preceding the date of grant. Holders of options may exercise them during the seven-year period following the date of grant but only if the share price of our company has reached the exercise price at least once during a trading day in Xetra or its successor during the duration of the option and only after the second anniversary of the date of grant. In addition, holders may not exercise an option within fixed time periods prior to or following publication of our quarterly or annual results.

When options are exercised, our company may either issue new shares from its conditional capital or deliver previously issued shares.

2001 International Long-Term Incentive Plan. In April 2001, we adopted the Infineon Technologies AG 2001 International Long-Term Incentive Plan, which we refer to as the 2001 plan. Under the 2001 plan, we have the authority over a five-year period to grant non-transferable share options to members of our management board, to the members of the top management of our subsidiaries, and to other senior level executives and employees with exceptional performance of Infineon Technologies AG and our subsidiaries. We may grant options covering up to 2.5 million shares to members of our management board, 6.3 million shares to members of the top management of our German and foreign subsidiaries, and 42.7 million shares to senior level executives and employees with exceptional performance below management board level of Infineon Technologies AG and below top management level of domestic and foreign subsidiaries. We may not grant options under the 2001 plan covering more than 51.5 million shares in our company in the aggregate. As of September 30, 2004, options to purchase an aggregate of 27.1 million shares were outstanding under the 2001 plan, of which options to purchase 1.5 million shares were held by members of our management board.

Under the 2001 plan, the supervisory board will decide annually within a period of 45 days after publication of the results for the financial year then ended, but no later than two weeks before the end of the quarter, how many options to grant to the management board. During that same period the management board may grant options to other eligible persons. In addition, the 2001 plan provides that options may be granted at specified times throughout the year. Each year up to a maximum of 30 percent of the plan options may be granted.

The exercise price of the options granted under the 2001 plan is 105 percent of the average opening share price of our company’s shares on the Frankfurt Stock Exchange over the five trading days preceding the date of grant. Options granted under the 2001 plan have a term of seven years after the date of grant and may be exercised after the second anniversary of the date of grant at the earliest, but only if the share price of our company has reached the exercise price at least once during a trading day. In addition, holders may not exercise an option within fixed time periods prior to or following publication of our quarterly or annual results.

When options are exercised, our company may either issue new shares from its conditional capital, deliver previously issued shares or elect to settle the options in cash.

Employee Share Purchase Program

We have implemented an employee share purchase program, or ESPP, under which most of our employees (including employees of designated subsidiaries) will be offered the opportunity to purchase our shares at a discount. The ESPP is administered by a committee of our management board. The committee has broad discretion to determine the terms upon which our shares will be offered under the ESPP. For example, the committee may determine the timing and length of offering periods, the total number of shares to be made available in any offering period, the number of shares that may be purchased by any participating employee and the discount, if any, that will be offered to participating employees. It is generally contemplated that our shares will be offered to employees at a discount of 15 percent from the then current market price of our company’s shares on the Frankfurt

Back to Contents

Stock Exchange. The terms of the ESPP, as implemented in each of the countries in which there are participating employees, will vary to some extent to comply with local laws and regulations. We expect that there would be offerings under the ESPP in each financial year, but in the 2003 and 2004 financial years no offerings were made.

Employees of any of our participating U.S. subsidiaries who purchase shares under the ESPP will receive ADSs. A separate plan intended to qualify as an ‘‘employee stock purchase plan’’ under Section 423 of the United States Internal Revenue Code of 1986 applies to the employees of our United States subsidiaries. The purchase price for shares offered to U.S. employees under this plan will not be lower than 85 percent of the closing price of our ADSs on the New York Stock Exchange on the first or the last day of the relevant offering period, whichever is lower.

We have also adopted two separate plans that allow our eligible employees who are based in Germany, as well as eligible employees of our participating German subsidiaries, to purchase additional shares under the ESPP.

The first plan, which we refer to as the General Supplemental Offer, provides that all of our employees who are based in Germany, as well as all employees of our German subsidiaries, may purchase shares at a discounted price determined by the committee. The maximum number of shares that a participant may purchase under the General Supplemental Offer is subject to limits set forth in the German Income Tax Act. In order to benefit from certain advantageous German tax treatment, employees who purchased shares under the General Supplemental Offer in connection with the ESPP’s initial offering period may not transfer those shares for a period of at least five years.

The second plan, which we refer to as our Exempt Staff Offer, provides that our highly skilled and management level employees, as well as the highly skilled and management level employees of some of our German subsidiaries, may purchase additional shares at a discounted price determined by the committee.

A total of 3 million shares were reserved for issuance under the ESPP. Employees who purchase shares under the ESPP may not transfer those shares for a period of time to be determined by the committee prior to each offering period. There was no plan offering during the 2003 or 2004 financial years.

Back to Contents

PRINCIPAL SHAREHOLDERS

The following table shows the beneficial ownership, as of September 30, 2004, of our company’s share capital by (1) the principal shareholders (each person or entity who owns beneficially 5 percent or more of our shares) and (2) the members of our management board and supervisory board, each as a group. We are not directly or indirectly owned or controlled by any foreign government.

	Shares owned

	Number	Percent

Wachovia Trust Company NA(1)	136,292,363	18.2
Capital Group International, Inc. (2)	52,282,380	7.0
Members of the management board as a group	*	*
Members of the supervisory board as a group	*	*

(1)	Wachovia Trust Company, National Association, an indirect subsidiary of Wachovia Corporation, reports that it holds such shares as trustee under a trust agreement between it and Siemens AG. In a schedule 13G filed by Wachovia Corporation with the SEC, Wachovia Corporation states that under the trust agreement Wachovia Trust Company has been granted the exclusive power to vote the shares that it holds but that it has also agreed to refrain from voting such shares. It also reports that Siemens AG has retained the economic rights of ownership of such shares, including the right to receive any dividends paid on such shares and the exclusive right to direct Wachovia Trust Company to sell such shares. Because Siemens AG owns the economic rights attaching to such shares, Siemens AG may be deemed the beneficial owner, for purposes of the U.S. federal securities laws, of these shares. We understand that Siemens AG disclaims beneficial ownership of such shares for purposes of the U.S. federal securities laws. According to a copy of the trust agreement filed by Siemens with the SEC, the trust will automatically terminate and the shares will be transferred to Siemens or as directed by it on the second anniversary of the date on which Siemens and its affiliates ceased to hold at least 50 percent of the shares of our company (including the shares held pursuant to the trust), which date we understand was December 5, 2002.

(2)	According to a Schedule 13G filed by Capital Group International, Inc. with the SEC, Capital Group International, Inc. disclaims beneficial ownership of such shares.

*	Represent less than one percent of our outstanding share capital.

None of the members of either our management board or supervisory board owns, directly or indirectly, more than one percent of our company’s outstanding share capital.

In August 2000, Siemens Nederland N.V. issued 25,000 bonds with a nominal value of €100,000 each, each of which is exchangeable at the option of the holders thereof into 1,000 of our company’s shares at an exchange price of €100 per share. The exchange feature may be exercised on any business day during the exchange period, which commenced on August 10, 2001 and ends on July 27, 2005 or, in the event of early redemption by the issuer on and including the fourth business day immediately preceding the day fixed for such early redemption. During the financial year, Siemens repurchased 19,045 of these bonds totaling a nominal value of €1,905 million. As of September 30, 2004 there 5,955 of these bonds remained outstanding totalling a nominal value of €596 million.

On January 12, 2004, Siemens reported that it had sold 150,000,000 shares of our company, thereby reducing its ownership interest in the company at that date to 18.9 percent. After this transaction Siemens Nederland N.V. no longer owns shares of our company.

Under German law, any person or group of persons that holds more than 25 percent of the shares in our company represented at a shareholders’ general meeting would be in a position to block shareholder action on a variety of matters, including the exclusion of preemptive rights in a capital increase, or any capital decrease, merger, consolidation, spin-off, sale or other transfer of all or substantially all of our assets, a change in the corporate form or business purpose of our company or the dissolution of our company.

The business address of Wachovia Trust Company, National Association, is One Wachovia Center, 301 S. College Street, Charlotte, North Carolina, 28288-0137, USA. The business address of Siemens AG is Wittelsbacherplatz 2, D-80333 Mu¨nchen, Germany. The business address of The Capital Group International, Inc. is 333 South Hope Street, Los Angeles, California, 90071, USA.

To our knowledge, as of September 30, 2004, there were outstanding approximately 22,019,322 of our American Depositary Shares (representing an equivalent number of our ordinary shares), which represented approximately 3 percent of our issued and outstanding share capital, and there were approximately 156 holders of record of our American Depositary Shares.

Back to Contents

RELATED PARTY TRANSACTIONS AND RELATIONSHIPS

Formation and Control

In April 1999, Infineon was formed as a separate legal entity and a directly and indirectly wholly owned subsidiary of Siemens AG. In March 2000, as part of our initial public offering, Siemens’ affiliate, Siemens Nederland N.V., sold approximately 173 million of our shares. Since that time, Siemens and its affiliates have taken a number of steps to substantially reduce their ownership interest in our company, including further public and block sales of shares, the issuance of securities convertible into our shares, and the transfer of shares to a trust (as described in the section headed ‘‘Principal Shareholders’’, above). Siemens continues to control the disposition of approximately 18 percent of our shares that are held in the trust referred to above. Siemens has stated on a number of occasions that it intends to continue to reduce its ownership stake in our company as and when business and market conditions permit. We understand that, according to the terms of the trust agreement, the shares held in the trust will be returned to Siemens in December 2004 if Siemens and the trust do not agree to extend the trust.

Siemens has received authorization from its shareholders to offer shares of our company in exchange for shares of Siemens as a means for Siemens to repurchase its own shares. Siemens has to date not provided any indication of the timing of any such exchange program, nor has it specified the total number of our company’s shares that it might make available to holders of Siemens shares in such an exchange program.

We have granted to Siemens certain rights to have our company’s shares that they own registered for resale under the Securities Act. We have agreed to indemnify Siemens against certain liabilities that might arise in connection with such a registration, including certain liabilities under the Securities Act.

We are not aware of any further steps in the Siemens program to reduce its ownership of our company’s shares or when such steps may occur.

Services

We historically relied on the Siemens group to provide us with a wide range of administrative, financial, information technology and other services. The Siemens group continues to provide some of these services on the basis of IT framework agreements and individual service agreements. The IT framework agreements specify the general framework conditions for the separation of IT/voice networks and resources, the joint running of a firewall system and the security requirements for access to purchased services. Each of these services (including payroll, travel management, export control, patent administration and library services) are then purchased on the basis of individual service agreements, with no access to Siemens’ internal data. We believe all services from the Siemens group companies are purchased at market prices and on arms’-length terms and conditions. The Siemens group also provides office equipment and leases real estate to us.

During the 2004 financial year, purchased services from Siemens include information technology services of €80 million, facility rental of €51 million, and administrative services of €82 million. We also purchased raw materials, products and fixed and other assets aggregating €51 million during the 2004 financial year.

Sales

The Siemens group is our largest customer. In the 2002, 2003 and 2004 financial years, 14 percent, 13 percent and 13 percent, respectively, of our net sales resulted from direct sales to the Siemens group. Thereof 2 percent, 1 percent and 0 percent, respectively, of our net sales in each of the three years resulted from sales through the Siemens group’s sales organization for resale to third parties. We believe that these transactions are on terms no less favorable to us than we could obtain from third parties.

Back to Contents

More details about our sales through Siemens’ sales organization can be found under ‘‘Operating and Financial Review—Results of Operations’’ and more details about our sales generally can be found under ‘‘Business—Customers, Sales and Marketing—Sales and Marketing’’.

Patent Cross-License Agreement

We have entered into a patent cross license agreement with Siemens that grants Siemens the right to use our patents and grants us the right to use Siemens’ patents. This agreement is described under ‘‘Business—Intellectual Property’’.

Acquisition

In February 2004, we completed the acquisition of assets and assumption of certain liabilities of the Protocol Software operations of Siemens, in exchange for €13 million and the employment of approximately 145 of Siemens’ mobile communication software engineers. In addition, we entered into a license agreement and amended our product supply agreement with Siemens.

Back to Contents

ARTICLES OF ASSOCIATION

This section summarizes the material rights of holders of the shares of our company under German law and the material provisions of the Articles of Association of our company. This description is only a summary and does not describe everything that the Articles of Association contain. Copies of the Articles of Association are publicly available at our website, www.infineon.com, and from the Commercial Register in Munich. An English translation has been filed with the Securities and Exchange Commission in the United States.

Equity position and financial flexibility

The issued share capital of our company consists of €1,495,119,718 divided into 747,559,859 individual shares in registered form with a notional value of €2.00 each. According to German law, our individual shares do not have a par value but they do have a notional value that can be determined by dividing the share capital amount by the number of shares. Since our formation, changes in our share capital have been as follows:

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

•	On June 28, 2000, we increased our share capital by €2,418,154 against a contribution in kind by issuing 1,209,077 shares with full dividend entitlement for the 2000 financial year to Savan Communications Ltd. After execution of the capital increase our share capital consisted of €1,251,003,014.

•	On March 16, 2001, we increased our share capital by €886,976 against a contribution in kind by issuing 443,488 shares with full dividend entitlement for the 2001 financial year in connection with our investment in Ramtron International Corporation. After execution of the capital increase our share capital consisted of €1,251,889,990.

•	On April 11, 2001, we increased our share capital by €1,413,428 against a contribution in kind by issuing 706,714 shares with full dividend entitlement for the 2001 financial year in connection with our acquisition of Ardent Technologies Inc.. After the execution of the capital increase our company’s share capital consisted of €1,253,303,418.

•	In July 2001, we increased our share capital by €120,000,000 by issuing 60,000,000 shares (with full dividend entitlement for the 2001 financial year) in our secondary public offering.

•	On August 8, 2001, we increased our share capital by €12,746,870 against a contribution in kind by issuing 6,373,435 shares with full dividend entitlement for the 2001 financial year in connection with our acquisition of Catamaran Communications, Inc. After the execution of the capital increase, our company’s share capital consisted of €1,386,050,288.

Back to Contents

•	On December 7, 2001, we increased our share capital by €24,000 by issuing 12,000 shares with full dividend entitlement for the 2002 financial year to group employees in connection with our employee share purchase program 2001. After the execution of the capital increase, our company’s share capital consisted of €1,386,074,288.

•	On July 24, 2002, we increased our share capital by €686,920 by issuing 343,460 shares with full dividend entitlement for the 2002 financial year to group employees in connection with our employee share purchase program 2002. After the execution of the capital increase, our company’s share capital consisted of €1,386,761,208.

•	On September 2, 2002 we increased our share capital by €55,000,000 against a contribution in kind by issuing 27,500,000 shares with full dividend entitlement for the 2002 financial year in connection with our acquisition of Ericsson Microelectronics AB, Stockholm, Sweden. After the execution of the capital increase, our company’s share capital consisted of €1,441,761,208.

•	On March 21, 2004 we increased our share capital by €53,358,510 against a contribution in kind by issuing 26,679,255 shares with full dividend entitlement for the 2004 financial year in connection with the acquisition of the remaining interest in Infineon Technologies SC300 GmbH & Co.KG, Dresden. After the execution of the capital increase, our company’s share capital consisted of €1,495,119,718.

Registrar Services GmbH, the transfer agent and registrar of our company in Germany, registers record holders of shares in the share register on our behalf pursuant to a transfer agent agreement. The transfer agent also maintains the register of our shareholders.

Authorized Capital

Under the German Stock Corporation Act, a stock corporation’s shareholders can authorize the management board to issue shares in a specified aggregate nominal amount of up to 50 percent of the issued share capital at the time the resolution is passed. The shareholders’ authorization may extend for a period of no more than five years.

The Articles of Association of our company authorize the management board to increase the share capital with the supervisory board’s consent. The management board may use these authorizations to issue new shares in one or more tranches:

•	in an aggregate nominal amount of up to €30 million to issue shares to employees of the Infineon group companies (in which case preemptive rights of the existing shareholders are excluded) until January 19, 2009; or

•	in an aggregate nominal amount of up to €296.6 million to issue shares for cash (in which case preemptive rights of existing shareholders may be excluded under certain circumstances by the management board with the consent of the supervisory board) or in exchange for contributions in kind (in which case preemptive rights of the existing shareholders may be excluded by the management board with the consent of the supervisory board) until January 21, 2007.

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

Back to Contents

Our company also has conditional capital in an aggregate nominal amount of €350 million that may be used to issue up to 175 million new registered shares upon conversion of debt securities, which we may issue at any time prior to January 2007. Of these 175 million shares, 68.4 million have been reserved for issuance upon conversion of debt securities we issued in June 2003. All these shares will have dividend rights from the beginning of the financial year in which they are issued.

Preemptive Rights

Under the German Stock Corporation Act, an existing shareholder in a stock corporation has a preferential right to subscribe for issuances of new shares by that corporation in proportion to the number of shares he holds in the corporation’s existing share capital. These rights do not apply to shares issued out of conditional capital. Preemptive rights also apply to securities that may be converted into shares, securities with warrants, profit sharing certificates and securities with dividend rights. The German Stock Corporation Act only allows the exclusion of this preferential right in limited circumstances. At least three fourths of the share capital represented at the relevant shareholders’ meeting must vote for exclusion. In addition to approval by the shareholders, the exclusion of preemptive rights requires a justification. The justification must be based on the principle that the interest of the company in excluding preemptive rights outweighs the shareholders’ interest in their preemptive rights.

Preemptive rights resulting from a capital increase may generally be transferred and may be traded on any of the German stock exchanges upon which our shares are traded for a limited number of days prior to the final date on which the preemptive rights may be exercised.

Shareholders’ Meetings and Voting Rights

A general meeting of the shareholders of our company may be called by the management board or the supervisory board. Shareholders holding in the aggregate at least 5 percent of our issued share capital may also require the management board to call a meeting. The annual general meeting must take place within the first eight months of the financial year. The management board calls this meeting upon the receipt of the supervisory board’s report on the annual financial statements.

Under German law and the Articles of Association of our company, our company must publish notices of shareholder meetings in the German Federal Gazette (Bundesanzeiger) at least one month before the last day on which the shareholders must notify our company that they intend to attend the meeting.

A shareholder or group of shareholders holding a minimum of either 5 percent of the share capital of our company or shares representing at least €500,000 of its registered capital may require that additional or modified proposals be made at our shareholders’ general meeting.

Shareholders who are registered in the share register may participate in and vote at the shareholders’ general meeting. A notice by a shareholder of his intention to attend a shareholders’ general meeting must be given to our company at least six days (or a shorter period, if so determined by management) before the meeting, not counting the day of notice and the day of the meeting. Following receipt of a notice of this type, our company will not enter a transfer of the related shares in the share register until after the conclusion of the shareholders’ general meeting. In certain cases, a shareholder can be prevented from exercising his voting rights. This would be the case, for instance, for resolutions on the waiver or assertion of a claim by our company against the shareholder.

Each share carries one vote at general meetings of the shareholders. Resolutions are generally passed with a simple majority of the votes cast. Resolutions that require a capital majority are passed with a simple majority of the issued capital, unless statutory law or the Articles of Association of our company require otherwise. Under the German Stock Corporation Act, a number of significant resolutions must be passed by a majority of the votes cast and at least 75 percent of the share capital represented in connection with the vote taken on that resolution. The majority required for some of these resolutions may be lowered by the Articles of Association. The shareholders of our company have lowered the majority requirements to the extent permitted by law.

Although our company must notify shareholders of an ordinary or extraordinary shareholders’ meeting as described above, neither the German Stock Corporation Act nor the Articles of

Back to Contents

Association of our company fixes a minimum quorum requirement. This means that holders of a minority of our shares could control the outcome of resolutions not requiring a specified majority of the outstanding share capital of our company.

According to the Articles of Association of our company, a resolution that amends the Articles of Association must be passed by a majority of the votes cast and at least a majority of the nominal capital represented at the meeting of shareholders at which the resolution is considered. However, resolutions to amend the business purpose stated in the Articles of Association of our company also require a majority of at least three quarters of the share capital represented at the meeting. The 75 percent majority requirement also applies to the following matters:

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

Under German law, our company may declare and pay dividends only from balance sheet profits as they are shown in our company’s unconsolidated annual financial statements prepared in accordance with applicable German law. In determining the distributable balance sheet profits, the management board and the supervisory board may allocate to profit reserves up to one half of the annual surplus remaining after allocations to statutory reserves and losses carried forward.

The shareholders, in determining the distribution of profits, may allocate additional amounts to profit reserves and may carry forward profits in part or in full.

Dividends approved at a shareholders’ general meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at the shareholders’ general meeting. Where shareholders hold physical certificates, we will pay dividends to those shareholders who present us, or the paying agent or agents that we may appoint from time to time, with the appropriate dividend coupon. If you hold shares that are entitled to dividends in a clearing system, the dividends will be paid according to that clearing system’s rules. We will publish notice of dividends paid and the paying agent or agents that we have appointed in the German Federal Gazette.

Liquidation Rights

In accordance with the German Stock Corporation Act, if we are liquidated, any liquidation proceeds remaining after all of our liabilities have been paid off would be distributed among our shareholders in proportion to their holdings.

Shareholders’ Other Rights and Obligations

Our shareholders have other rights and obligations, for example the right to participate in the general discussion at the annual meeting of shareholders and ask questions of our management. If shareholders believe that the company has been harmed by members of the management board or supervisory board they can initiate proceedings against those persons under certain conditions. If a competent German court finally determines that members of the management board or supervisory board have violated their obligations towards the company, they are liable for damages to the company, but generally not to the shareholders directly. Such direct claims would be successful under very rare circumstances, for example upon a finding that the member of the management board or the supervisory board has engaged in willful misconduct with the intention of harming shareholders.

Back to Contents

Under German corporate law, shareholders also have certain obligations towards the company and towards each other. They owe a fiduciary duty to the company and to other shareholders which obliges them to foster the common purpose of the company and to refrain from measures and actions that could have detrimental effects on that purpose. They also owe a fiduciary duty to the other shareholders, which obliges them take into account the rights and investments of other shareholders and the interests of the company. Both duties have to be observed while exercising shareholders’ rights or making claims against the company, for example when initiating legal action against the company. This may have the effect of requiring that a claim be brought in Germany rather than another forum and also that a way for bringing such claims must be chosen which, while providing relief to justified claims of the shareholder, does as little harm as possible to the company and other shareholders. These features of German corporate law may make it difficult or impossible for a shareholder to enforce in Germany a judgment rendered against our company by a foreign court.

We seek to treat shareholders and the holders of our ADSs equally to the extent legally possible, so they have the same rights and obligations towards the company and each other.

Disclosure Requirement

The German Securities Trading Act requires each person whose shareholding of a listed company reaches, exceeds or, after exceeding, falls below 5 percent, 10 percent, 25 percent, 50 percent or 75 percent voting rights thresholds to notify the corporation and the German Federal Supervisory Authority for Financial Services in writing within seven calendar days after they have reached, exceeded or fallen below such a threshold. In their notification, they must also state the number of shares they hold. Such holders cannot exercise any rights associated with those shares until they have satisfied this disclosure requirement. In addition, the German Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the exercise of the voting rights attached to those shares.

Repurchase of Our Own Shares

We may not acquire our own shares unless authorized by the shareholders’ general meeting or in other very limited circumstances set out in the German Stock Corporation Act. Shareholders may not grant a share repurchase authorization lasting for more than 18 months. The rules in the German Stock Corporation Act generally limit repurchases to 10 percent of our share capital and resales must be made either on the stock exchange, in a manner that treats all shareholders equally or in accordance with the rules that apply to preemptive rights relating to a capital increase. We are not currently authorized by the shareholders’ general meeting to repurchase our own shares.

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

Back to Contents

ADDITIONAL INFORMATION

ORGANIZATIONAL STRUCTURE

Infineon Technologies AG is the parent company of the Infineon group, with subsidiaries incorporated in jurisdictions throughout Europe and Asia, as well as in the United States. Our most significant subsidiaries are set out below, all of which are, unless otherwise indicated, directly or indirectly 100% owned by Infineon Technologies AG:

Principal Subsidiaries

Corporate name	Registered office	Principal activity

Infineon Technologies Dresden GmbH & Co. OHG	Dresden, Germany	Production

Infineon Technologies SC300 GmbH & Co. OHG	Dresden, Germany	Production

EUPEC Europaeische Gesellschaft fuer Leistungshalbleiter mbH.	Warstein, Germany	Production

Infineon Technologies Holding B.V	Rotterdam, The Netherlands	Holding

Infineon Technologies Fabrico des Semicondutores Portugal S.A.	Vila do Conde, Portugal	Production

Infineon Technologies France S.A.S	Saint Denis, France	Distribution

SensoNor AS	Horten, Norway	Production

Infineon Technologies Austria AG	Villach, Austria	Production

Infineon Technologies Holding North America Inc.	Wilmington, Delaware, USA	Holding

Infineon Technologies Richmond LP	Wilmington, Delaware, USA	Production

Infineon Technologies Asia Pacific Pte. Ltd.	Singapore	Production

Infineon Technologies Suzhou Co., Ltd. (1)	Suzhou, China	Production

Infineon Technologies Japan K.K.	Tokyo, Japan	Distribution

Infineon Technologies (Malaysia) Bdn. Shd	Malacca, Malaysia	Production

Infineon Technologies (Advanced Logic) Sdn. Bhd	Malacca, Malaysia	Production

Infineon Technologies (Integrated Circuit) Sdn. Bhd	Malacca, Malaysia	Production

(1) 72.5% ownership interest

DIVIDEND POLICY

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent, Infineon Technologies AG, as determined in accordance with the HGB, the German Commercial Code. All dividends must be approved by shareholders. The ordinary shareholders meeting held in January 2004 did not authorize a dividend. No earnings are available for distribution as a dividend for the 2004 financial year, since Infineon Technologies AG on a stand-alone basis as the ultimate parent incurred a cumulative loss (Bilanzverlust) as of September 30, 2004. Subject to market conditions, we intend to retain future earnings for investment in the development and expansion of our business.

Back to Contents

MARKET INFORMATION

General

The principal trading market for our company’s shares is the Frankfurt Stock Exchange. Options on the shares trade on the German options exchange (Eurex Deutschland) and other exchanges. All of our company’s shares are in registered form. ADSs, each representing one share, are listed on the New York Stock Exchange and trade under the symbol IFX. The depositary for the ADSs is JPMorgan Chase.

Trading on the Frankfurt Stock Exchange

Deutsche Börse AG operates the Frankfurt Stock Exchange. Securities listed on the Frankfurt Stock Exchange generally trade in the auction market, but also change hands in interbank dealer markets. Publicly commissioned stockbrokers who are members of the Frankfurt Stock Exchange, but who do not as a rule deal with the public, note prices, which are determined by out-cry. The prices of actively traded securities, including the shares of large corporations, are continuously quoted during trading hours. For all securities, a fixed price (Einheitskurs) is established at approximately midday on each day the Frankfurt Stock Exchange is open for business. Deutsche Börse publishes an official daily list of quotations containing the fixed prices for all traded securities. The list is available on the internet at http:/ /www.deutsche-boerse.com under the heading ‘‘Information Services’’. Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra system) settle on the second business day following the trade. Transactions off the Frankfurt Stock Exchange (such as, for example, large trades or transactions in which one of the parties is foreign) generally also settle on the second business day following the trade, although a different period may be agreed to by the parties. Under standard terms and conditions for securities transactions employed by German banks, customers’ orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary. The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public. The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) monitors trading activities on the German stock exchanges.

Back to Contents

Our company’s shares have traded on the Frankfurt Stock Exchange since March 13, 2000. The table below sets forth, for the periods indicated, the high and low closing sales prices for our company’s shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra trading system:

	Price per share

	High	Low

Financial year ended September 30, 2000 (from March 13)	€92.50	€51.56
Financial year ended September 30, 2001	56.42	12.21
Financial year ended September 30, 2002	29.11	5.61
Financial year ended September 30, 2003	13.79	5.34
Financial year ended September 30, 2004	13.65	7.80

October 2002 through December 2002	11.71	5.34
January 2003 through March 2003	8.56	5.55
April 2003 through June 2003	9.04	6.24
July 2003 through September 30, 2003	13.79	8.20
October 2003 through December 2003	13.65	10.38
January 2004 through March 2004	12.44	10.65
April 2004 through June 2004	12.89	10.18
July 2004 through September 30, 2004	10.91	7.80

April 2004	12.89	10.69
May 2004	11.07	10.18
June 2004	11.29	10.55
July 2004	10.91	8.94
August 2004	8.92	7.80
September 2004	8.77	7.81

On November 23, 2004, the closing sales price per share on the Frankfurt Stock Exchange, as reported by the Xetra trading system, was €8.54, equivalent to $11.18 per share (translated at the noon buying rate on November 23, 2004).

Back to Contents

Trading on the New York Stock Exchange

ADSs representing our company’s shares have traded on the New York Stock Exchange since March 13, 2000. The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the New York Stock Exchange:

	Price per ADS

	High	Low

Financial year ended September 30, 2000 (from March 13)	$87.31	$47.44
Financial year ended September 30, 2001	48.75	11.07
Financial year ended September 30, 2002	25.57	5.70
Financial year ended September 30, 2003	15.35	5.25
Financial year ended September 30, 2004	15.87	9.39

October 2002 through December 2002	11.58	5.25
January 2003 through March 2003	9.08	6.08
April 2003 through June 2003	10.83	6.85
July 2003 through September 30, 2003	15.35	9.75
October 2003 through December 2003	15.70	13.08
January 2004 through March 2004	15.87	13.14
April 2004 through June 2004	15.74	12.17
July 2004 through September 30, 2004	13.31	9.39

April 2004	15.74	12.62
May 2004	13.60	12.17
June 2004	14.05	12.72
July 2004	13.31	10.90
August 2004	10.89	9.46
September 2004	10.83	9.39

On November 23, 2004, the closing sales price per ADS on the New York Stock Exchange was $11.40.

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

Annual average exchange rates of the U.S. dollar per euro

Financial year ended September 30,	Average

2000	0.9564
2001	0.8886
2002	0.9192
2003	1.0839
2004	1.2174

Back to Contents

The table below shows the high and low Federal Reserve noon buying rates for euro in U.S. dollars per euro for each month from April 2004 through September 2004:

Recent high and low exchange rates of the U.S. dollar per euro

	High	Low

April 2004	1.2358	1.1802
May 2004	1.2274	1.1801
June 2004	1.2320	1.2006
July 2004	1.2437	1.2032
August 2004	1.2368	1.2025
September 2004	1.2417	1.2052

The noon buying rate on September 30, 2004 was €1.00 = $1.2417, and on November 23, 2004 was €1.00 = $1.3090.

TAXATION

Taxation in the Federal Republic of Germany

The following is a summary discussion of material German tax consequences for shareholders who are not resident in Germany for income tax purposes and who do not hold shares or ADSs as business assets of a permanent establishment or fixed base in Germany (‘‘Non-German Shareholders’’). The discussion does not purport to be a comprehensive description of all the tax considerations which may be relevant to a decision to invest in or hold our shares. The discussion is based on the tax laws of Germany as in effect on the date of this annual report, which may be subject to change at short notice and within certain limits, possibly also with retroactive effect. As a result of the so-called ‘‘Tax Reduction Act’’ (Steuersenkungsgesetz), dated October 23, 2000, substantial tax law changes have occurred in particular with regard to the taxation of corporations and their shareholders. In principle, these changes came into force on January 1, 2001. However, pursuant to transition rules certain changes will become effective at a later date. To the extent that these transition rules are of relevance, they will be described in this section of this annual report. You are advised to consult your tax advisors in relation to the tax consequences of the acquisition, holding and disposition or transfer of shares or ADSs and in relation to the procedure which needs to be observed in the event of a possible reduction or refund of German withholding taxes. Only these advisors are in a position to duly consider your specific tax situation.

Taxation of the Company

In principle, since January 1, 2001, German corporations are subject to corporate income tax at a rate of 25 percent. This tax rate applies irrespective of whether profits are distributed or retained. Solidarity surcharge of 5.5 percent is levied on the assessed corporate income tax liability, so that the combined effective tax burden of corporate income tax and solidarity surcharge is 26.375 percent. For corporations which, like us, have a financial year which is not the calendar year, the new law applies only with effect from the first day of the 2002 financial year, i.e. in our case, from October 1, 2001. The following analysis assumes that our financial year will not be changed. Certain foreign source income is exempt from corporate income tax. In principle and in most cases, since October 1, 2002, any dividends received by us and capital gains realized by us on the sale of shares in other corporations will also be exempt from corporate income tax. From the 2004 financial year, 5 percent of such dividends and capital gains are considered as nondeductible expenses.

In addition, German corporations are subject to a profit-based trade tax, the exact amount of which depends on the municipality in which the corporation conducts its business. Trade tax is a deductible item in calculating the corporation’s tax base for corporate income and trade tax purposes.

From the 2004 financial year not more than €1 million plus 60 percent of the amount exceeding €1 million of the income of one financial year may be offset against losses brought forward (so-called minimum taxation), which applies for our 2004 financial year for the first time.

On September 19, 2002, the German government enacted new tax legislation which increases the corporate statutory tax rate from 25 percent to 26.5 percent, and which is applicable only for our

Back to Contents

financial year ended September 30, 2003. The legislation was enacted to provide assistance to flood victims in Germany.

Income earned prior to October 1, 2001 is still subject to corporate income tax at a rate of 40 percent if the income is retained and 30 percent if the income is distributed, and subject in each case, to a solidarity surcharge. Exemptions apply to certain foreign-source income, to dividends received as distributions out of tax-exempt foreign-source income and distributions treated as repayment of paid-in capital for tax purposes. German shareholders (shareholders resident in Germany and foreign shareholders holding the shares as business assets of a permanent establishment or a fixed base in Germany) are in principle entitled to a refundable tax credit in the amount of 3 / 7 of the gross amount (before dividend withholding tax) of dividends received in distribution of income that has been subject to corporate income tax. This tax credit also reduces the basis for the solidarity surcharge on the German taxpayer’s personal or corporate income tax liability. The credit or refund is not available to Non-German Shareholders.

Upon any ordinary dividend distribution in the time from September 30, 2002 until April 11, 2003 and after January 1, 2006 paid out of income that has been subject to corporate income tax before October 1, 2001, we will receive in principle a reduction of our corporate income tax in the amount of 1 / 6 of the declared dividend for the tax year in which the dividend is distributed. If the dividend is paid between April 11, 2003 and January 1, 2006 there will be no reduction of our corporate income tax. As a result, the corporate income tax burden on income which was taxed in accordance with the previous law is reduced for a dividend paid before April 11, 2003 and after January 1, 2006 to 30 percent (plus solidarity surcharge) upon distribution, but otherwise it remains 40 percent. After the end of the financial year 2019/2020, no such tax reduction will be provided. If certain tax-exempt income earned before October 1, 2001 is distributed during the financial years 2002/2003 to 2019/2020 we will be taxed at a rate of 30 percent (plus solidarity surcharge) on such income.

Taxation of Dividends

Tax must be withheld at a rate of 20 percent plus solidarity surcharge of 5.5 percent (effective tax rate 21.1 percent) on dividends paid after September 30, 2002.

Pursuant to most German tax treaties, the German withholding tax may not exceed 15 percent of the dividends received by Non-German Shareholders which are eligible for treaty benefits. The difference between the withholding tax including solidarity surcharge which was levied and the maximum rate of withholding tax permitted by an applicable tax treaty is refunded to the shareholder by the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D-53225 Bonn, Germany) upon application. Forms for a refund application are available from the German Federal Tax Office or the German embassies and consulates in the various countries. A further reduction applies pursuant to most tax treaties if the shareholder is a corporation which holds a stake of 25 percent or more, and in some cases of 10 percent or more, of the registered share capital (or according to some tax treaties of the votes) of a company. If the shareholder is a parent company resident in the European Union as defined in Directive No. 90/435/EEC of the Council of July 23, 1990 (so-called ‘‘Parent Subsidiary Directive’’), upon application and subject to further requirements, the tax can be withheld at the applicable lower rate or no tax be withheld at all.

Withholding Tax Refund for U.S. Holders. U.S. Holders (as defined below in ‘‘—United States Taxation’’) who are eligible for treaty benefits under the income tax treaty between Germany and the United States (the ‘‘Treaty’’) are entitled to claim a refund of a portion of the German withholding tax and will be treated as receiving additional dividend income.

For dividends paid after September 30, 2002, U.S. Holders who qualify for Treaty benefits will no longer be entitled to a further withholding tax reduction beyond the maximum rate of 15 percent under the Treaty.

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

Back to Contents

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

Individual claims for refunds may be made on a special German form, which must be filed with the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D-53225 Bonn, Germany) within four years from the end of the calendar year in which the dividend is received. Copies of the required forms may be obtained from the German tax authorities at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, NW, Washington D.C. 20007-1998. As part of the individual refund claim, a U.S. Holder must submit to the German tax authorities the original withholding certificate (or a certified copy thereof) issued by the paying agent documenting the tax withheld and an official certification on IRS Form 6166 of the last United States federal income tax return. IRS Form 6166 may be obtained by filing an application on IRS Form 8802 with the Internal Revenue Service Center, U.S. Residency Certification Request, PO Box 16347, Philadelphia PA. 19114-0447.

Taxation of Capital Gains

If the Non-German Shareholder is an individual, capital gains from the disposition of shares or ADSs are subject to German tax only if such shareholder at any time during the five years preceding the disposition, directly or indirectly, held an interest of 1 percent or more in the company’s issued share capital. If the shareholder has acquired the shares without consideration, the previous owner’s holding period and size of shareholding will also be taken into account. Only one half of the capital gain will be taxable. Most German tax treaties, including the Treaty, provide that Non-German Shareholders who are beneficiaries under the respective treaty are generally not subject to German tax even in that case.

Capital gains from the sale of shares realized by a corporation are exempt from corporation income tax under German domestic law. Five percent of the capital gain is considered as nondeductible expenses.

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
(c)	the decedent or donor has held, alone or together with related persons, directly or indirectly, 10 percent or more of a company’s registered share capital at the time of the transfer.

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

Back to Contents

Holders (as defined below) that hold shares or ADSs as capital assets for United States federal income tax purposes and that use the U.S. dollar as their functional currency.

As used in this document, the term ‘‘U.S. Holder’’ means a beneficial owner of shares or ADSs that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, formed under the laws of the United States or any state thereof or the District of Columbia; or

•	an estate or trust, the income of which is subject to United States federal income taxation regardless of its source.

The tax consequences to a partner in a partnership holding shares or ADSs will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds shares or ADSs, you are urged to consult your own tax advisor regarding the specific tax consequences of the purchase, ownership and disposition by the partnership of shares or ADSs.

The following summary is of a general nature and does not address all of the tax consequences that may be relevant to you if you are a member of a special class of holders, some of which may be subject to special rules, such as banks or other financial institutions, insurance companies, regulated investment companies, securities brokers-dealers, traders in securities that elect to use a mark-to-market method of accounting for security holdings, persons who are owners of an interest in a partnership or other pass-through entity that is a holder of shares or ADSs, tax-exempt entities, holders owning directly, indirectly or by attribution 10 percent or more of our voting shares, persons holding shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction or other integrated investment, persons who receive shares or ADSs as compensation, or persons who are resident in Germany for German tax purposes, hold the shares or ADSs in connection with the conduct of business through a permanent establishment in Germany, or perform personal services through a fixed base in Germany. In addition, this summary does not discuss the tax consequences of the exchange or other disposition of foreign currency in connection with the purchase or disposition of shares or ADSs.

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the Treaty, all as currently in effect and all subject to change at any time, possibly with retroactive effect, or to different interpretation. There can be no assurance that the U.S. Internal Revenue Service (the ‘‘IRS’’) will not challenge one or more of the tax consequences described in this summary, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of the purchase, ownership or disposition of shares or ADSs. In addition, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Taxation of Dividends

For United States federal income tax purposes, the gross amount of cash distributions (including the amount of foreign taxes, if any, withheld therefrom) paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as dividend income on the date of receipt. Dividends paid by us will be treated as foreign source income and will not be eligible for the dividends received deduction generally allowed to corporate shareholders under United States federal income tax law. Distributions in excess

Back to Contents

of our earnings and profits will be treated, for United States federal income tax purposes, first as a nontaxable return of capital to the extent of your tax basis in the shares or ADSs, and thereafter as capital gain. The amount of any dividend paid in a non-United States currency will be equal to the United States dollar value of the non-United States currency on the date of receipt, regardless of whether you convert the payment into United States dollars. You will have a tax basis in the non-United States currency distributed equal to such United States dollar amount. Gain or loss, if any, recognized by you on the sale or disposition of the non-United States currency generally will be United States source ordinary income or loss.

Dividend income is generally taxed as ordinary income. However, a maximum United States federal income tax rate of 15 percent will apply to ‘‘qualified dividend income’’ received by individuals (as well as certain trusts and estates) in taxable years beginning before January 1, 2009, provided that certain holding period requirements are met. ‘‘Qualified dividend income’’ includes dividends paid on shares of United States corporations as well as dividends paid on shares of ‘‘qualified foreign corporations’’ if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the United States; or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (a ‘‘qualifying treaty’’). ADSs backed by our shares are readily tradable on an established securities market in the United States. In addition, the Treaty is a qualifying treaty. Accordingly, we believe that dividends paid by us with respect to our ordinary shares and ADSs should constitute ‘‘qualified dividend income’’ for United States federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions applies.

Any foreign tax withheld from a distribution will generally be treated as a foreign income tax that you may elect to deduct in computing your United States federal taxable income or, subject to certain complex conditions and limitations which must be determined on an individual basis by each U.S. Holder, credit against your United States federal income tax liability. The limitations include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source ‘‘passive income’’ or ‘‘financial services income’’ for United States foreign tax credit purposes.

Taxation of Capital Gains

Unless a nonrecognition provision applies, if you sell or otherwise dispose of your shares or ADSs, you will recognize gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your adjusted tax basis, determined in U.S. dollars, in your shares or ADSs. Such gain or loss will generally be capital gain or loss. Capital gain of a non-corporate U.S. Holder is generally taxed at a maximum rate of 15 percent for property held more than one year. Capital gain on the sale of shares or ADSs held for one year or less will be treated as short-term capital gain and taxed as ordinary income at the U.S. Holder’s marginal income tax rate. Capital losses may only be used to offset capital gains, except that U.S. individuals may deduct up to $3,000 of net capital losses against ordinary income.

United States Information Reporting and Backup Withholding

Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange or redemption of shares or ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will generally not apply to you, however, if you furnish a correct taxpayer identification number and make any other required certification, or if you are otherwise exempt from backup withholding. If you are required to establish your exempt status, you generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Back to Contents

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

EXCHANGE CONTROLS AND
LIMITATIONS AFFECTING SHAREHOLDERS

Germany does not currently restrict the movement of capital between Germany and other countries, except for prohibitions on the provision of financial aid or capital in connection with banned weapons-related transactions to Burma/Myanmar, Liberia, Somalia, Sudan and Zimbabwe. Germany also imposes certain restrictions on the movement of capital to Iraq and the Federal Republic of Yugoslavia, as well as the provision of financial aid or capital to the Taliban. These restrictions were established to coincide with resolutions adopted by the United Nations and the European Union. More information can be found in German at:

http://www.bundesbank.de/finanzsanktionen/finanzsanktionen.php.

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

DOCUMENTS ON DISPLAY

Our company is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices in Chicago, Illinois and New York, NY. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http:// www.sec.gov that contains reports and other information regarding registrants. Material filed by us with the SEC can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and at the offices of JPMorgan Chase, as depositary for our ordinary shares, at 4 New York Plaza, 13th Floor, New York, NY 10004.

CONTROLS AND PROCEDURES

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2004. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2004, our company’s disclosure controls and procedures were (1) designed to ensure that material information relating to Infineon, including its consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by Infineon in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Back to Contents

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the financial year ended September 30, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

There are inherent limitations to the effectiveness of any system of disclosure and internal controls, including the possibilities of faulty judgments in decision-making, simple error or mistake, fraud, the circumvention of controls by individual acts or the collusion of two or more people, or management override of controls. Accordingly, even an effective disclosure and internal control system can provide only reasonable assurance with respect to disclosures and financial statement preparation. Furthermore, because of changes in conditions, the effectiveness of a disclosure and internal control system may vary over time.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that Mr. Kley is an ‘‘audit committee financial expert’’, as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

CODE OF ETHICS

We have adopted a code of ethics that applies to our employees, including our principal executive officer, principal financial officer and principal accounting officer within the meaning of Item 16B of Form 20-F. You may obtain a copy of our code of ethics, at no cost, by writing to us at Infineon Technologies AG, St.-Martin-Strasse 53, D-81669 Munich, Germany, Attention: Legal Department.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees.   KPMG, our auditors, charged us an aggregate of €2.6 million in the 2003 financial year and an aggregate of €4.3 million in the 2004 financial year in connection with professional services rendered for the audit of our annual financial statements and services normally provided by them in connection with statutory and regulatory filings or engagements. These services consisted of quarterly review engagements, the annual audit, as well as acquisition and divestiture related audit work.

Audit-Related Fees.   In addition to the amounts described above, KPMG charged us an aggregate of €0.5 million in the 2003 financial year and an aggregate of €0.3 million in the 2004 financial year for assurance and related services reasonably related to the performance of our audit. These services consisted of merger and acquisition due diligence and accounting advice on transactions.

Tax Fees.   In addition to the amounts described above, KPMG charged us an aggregate of €0.3 million in the 2003 financial year and an aggregate of €0.4 million in the 2004 financial year for professional services for tax compliance, tax advice and tax planning. These services consisted of tax strategy consultations and tax compliance work.

All Other Fees.  No such fees were charged by KPMG, in either the 2003 or 2004 financial years.

The above services fall within the scope of audit and permitted non-audit services within the meaning of section 201 of the Sarbanes-Oxley Act of 2002. Our Investment, Finance and Audit Committee has pre-approved KPMG’s performance of these audit and permitted non-audit services and set limits on the types of services and the maximum cost of these services in any financial year. KPMG reports to our Investment, Finance and Audit Committee on a quarterly basis on the type and extent of non-audit services provided during the period and compliance with these criteria.

EXEMPTIONS FROM THE LISTING STANDARDS
FOR AUDIT COMMITTEES

As permitted by the rules of the Securities and Exchange Commission, our audit committee includes one or members who are non-executive employees of our company and who are named to our supervisory board pursuant to the German law on employee co-determination.

Back to Contents

MATERIAL CONTRACTS

This section provides a summary of all material contracts not in the ordinary course of business to which we are a party and that have been entered into during the two immediately preceding financial years. The agreements described below, or English translations thereof, where applicable, have been filed as exhibits to this Annual Report on Form 20-F or our Annual Report on Form 20-F for the 2003 financial year. Our Annual Reports on Form 20-F for the 2000, 2001 and 2002 financial years contain summaries of additional material contracts entered into prior to October 1, 2002, some of which may still be in effect.

2003 Convertible Note Offering

Terms and Conditions of 5 percent Guaranteed Subordinated Convertible Notes due 2010 in the aggregate nominal amount of 700,000,000 issued on June 5, 2003 by Infineon Technologies Holding B.V. Infineon Technologies Holding B.V. (the ‘‘Issuer’’), a wholly owned subsidiary of Infineon Technologies AG, issued guaranteed subordinated convertible notes in the aggregate nominal amount of €700,000,000, each bearer note being in the nominal amount of €50,000 (the ‘‘2010 Notes’’). The 2010 Notes bear interest at the rate of 5 percent per annum. The 2010 Notes rank pari passu among themselves and at least pari passu with all other present and future unsecured and subordinated obligations of the Issuer. The 2010 Notes were issued at 100 percent of the nominal amount and will be redeemed at their principal amount together with accrued interest on June 5, 2010, to the extent that they have not previously been redeemed, converted or repurchased and cancelled. Subject to adjustments, each holder of a 2010 Note will have the right to convert each 2010 Note into 4,885.3888 ordinary shares of Infineon Technologies AG, yielding a conversion price of €10.2346 per share through maturity.

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

Back to Contents

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

ALTIS.   In June 2003, we and IBM amended the original shareholders agreement of ALTIS. Pursuant to the amendment, we will ratably increase our capacity reservation in the production output of ALTIS from the existing level of 50 percent to 100 percent during calendar years 2004 through 2007. We and IBM have agreed that the both of us will decide about the future business model of ALTIS not later than January 1, 2007. Additionally, we were granted an option through July 1, 2007 to acquire IBM’s interest in ALTIS.

Campeon.   On December 23, 2003, we entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (‘‘MoTo’’) to lease an office complex that is being constructed by MoTo south of Munich. The complex will have approximately 148,000 sq.m. of usable space in six modules. MoTo expects to complete construction of the facility in the second half of the 2005 calendar year, and the lease contemplates our taking occupancy in December 2005. Upon completion, the complex will be leased to us for a period of 20 years. After year 15, we have a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Lease payments are subject to limited adjustments based on specified financial ratios. The agreement is subject to various conditions prior to commencement of the lease.

Related Party Transactions

In addition, please see Related-Party Transactions and Relationships for a summary of contracts with certain of our related parties.

Back to Contents

GLOSSARY

ADSL	Asymmetric Digital Subscriber Line. A form of Digital Subscriber Line (see ‘‘xDSL’’) in which the bandwidth available for downloading data is significantly larger than for uploading data. This technology is well suited for web browsing and client server applications as well as for emerging applications such as video on demand.

analog	A continuous representation of phenomena in terms of points along a scale, each point merging imperceptibly into the next. Analog signals vary continuously over a range of values. Real world phenomena, such as heat and pressure, are analog.

ASIC	Application Specific Integrated Circuit. A logic circuit designed for a specific use and implemented in an integrated circuit.

back-end	The packaging, assembly and testing stages of the semiconductor manufacturing process, which take place after electronic circuits are imprinted on silicon wafers in the front-end process.

baseband	Baseband is the original frequency range of a signal before it is transformed into a higher or more efficient frequency. See ‘‘broadband’’.

bit	A unit of information; a computational quantity (binary pulse) that can take one of two values, such as true and false or 0 and 1; also the smallest unit of storage sufficient to hold one bit.

Bluetooth	A computing and telecommunications industry specification that describes how mobile phones, computers, and personal digital assistants (PDAs) can easily interconnect with each other and with home and business phones and computers using a short range wireless radio connections instead of wired connections.

broadband	Any network technology that combines and sorts multiple, independent network frequencies onto a single cable. See ‘‘baseband’’.

byte	A unit of measurement equal to eight bits.

CAD	Computer Aided Design.

CDMA	Code Division Multiple Access. A standard that is being developed for cellular telephones. A form of multiplexing (or sorting of signals over telephone lines) where the transmitter encodes the signal using a pseudo random sequence (a random sequence generated by a computer) which the receiver also knows and can use to decode the received signal. Each different random sequence corresponds to a different communication channel.

chip cards	Cards that contain an IC. Frequently used for telephone cards or debit cards.

CMOS	Complementary Metal Oxide Semiconductor technology. A process technology that uses complementary metal oxide transistors to make a chip that will consume relatively low power and permit a high level of integration.

DDR SDRAM	Double data rate SDRAM. It activates output on both the rising and falling edge of the system clock rather than on just the rising edge, potentially doubling output.

Back to Contents

DECT	Digital European Cordless Telecommunications. A standard used for pan-European digital cordless telephones.

digital	The representation of data by a series of bits or discrete values such as 0 and 1.

discrete semiconductors	Semiconductor devices that involve only a single device.

DRAM	Dynamic Random Access Memory. The most common type of random access memory. Each bit of information is stored as an amount of electrical charge in a storage cell consisting of a capacitor and a transistor. The capacitor discharges gradually due to leakage and the memory cell loses the information stored. To preserve the information, the memory has to be refreshed periodically and is therefore referred to as ‘‘dynamic’’. DRAM is a widespread memory technology because of its high packing density and consequently low price.

DSL	See ‘‘xDSL’’.

DSLAM	Digital Subscriber Line Multiplexers. A network device, usually located in a telephone company central office, that receives signals from multiple customers’ digital subscriber line connections (see ‘‘xDSL’’) and puts the signals on a high-speed backbone line using multiplexing technologies (see ‘‘multiplexing’’).

E1	A transmission speed of data across fiber optic lines in the E-carrier system, a European digital transmission format. It is similar to the North American T carrier system. See ‘‘T1’’

EDGE	Enhanced Data GSM Environment.

EEPROM	Electrically Erasable Programmable Read-Only Memory. A read-only memory that can be erased and reprogrammed by the user repeatedly through the application of higher-than normal-electrical voltage.

embedded DRAM	A process technology that combines DRAM and logic functions on a single chip.

Ethernet	A protocol for high speed communications, principally used for LAN networks.

fab	A semiconductor fabrication facility, in which the front-end manufacturing process takes place.

FeRAM	Ferro magnetic random access memory. A type of memory that stores information using ferro magnetic effects. This type of memory is nonvolatile and electronically reprogrammable, like flash memory and EEPROMs.

flash memory	A type of nonvolatile memory that can be erased and reprogrammed.

front-end	The wafer processing stage of the semiconductor manufacturing process, in which electronic circuits are imprinted onto raw silicon wafers. This is followed by the packaging, assembly and testing stages, which comprise the back-end process.

foundry	A semiconductor manufacture that makes chips for third parties.

gigabit (Gbit)	Approximately one billion bits.

gigabyte	Approximately one billion bytes.

GPRS	General Packet Radio Services. A packet based wireless communication service that promises data rates from 56 up to 114 Kbps and continuous connection to the Internet for mobile phone and computer users. The higher data rates allow users to take part in

Back to Contents

video conferences and interact with multimedia Web sites and similar applications using mobile handheld devices as well as notebook computers. GPRS is based on GSM communication and complements Bluetooth and existing services on circuit-switched cellular phone connections.

GSM	Global System for Mobile communication. A digital mobile telephone system that is the de facto wireless telephone standard in Europe and widely used in other parts of the world. GSM digitizes and compresses data, then sends it down a channel with two other streams of user data, each in its own time slot. It operates at either the 900 MHz or 1800 MHz frequency band.

IC	Integrated Circuit. A semiconductor device consisting of many interconnected transistors and other components.

ISDN	Integrated Services Digital Network. A type of online connection that speeds up data transmission by handling information in a digital form. Traditional modem communications translate a computer’s digital data into an analog wave form and send the signal, which then must be converted back to an analog signal. ISDN can be thought of as a direct digital connection.

ISO	International Standards Organization. The international organization responsible for developing and maintaining worldwide standards for manufacturing, environmental protection, computers, data communications, and many other fields.

LAN	Local Area Network. A data communications network covering a small area, usually within the confines of a building or floors within a building.

mainframe	A large computer typically kept in a separate room.

MAN	Metropolitan Area Network. A data communications network covering a relatively small geographic area, such as a single city.

mask	A transparent glass or quartz plate covered with an array of patterns used in the IC manufacturing process to create circuitry patterns on a wafer. Each pattern consists of opaque and transparent areas that define the size and shape of all circuit and device elements. The mask is used to expose selected areas, and defines the areas to be processed. Masks may use emulsion, chrome, iron oxide, silicon or other material to produce the opaque areas.

megabit (Mbit)	Approximately one million bits.

memory	Any device that can store data in machine-readable format. Usually used synonymously with random access memory and read-only memory.

microcontroller	A microprocessor combined with memory and interfaces integrated on a single circuit and intended to operate as an embedded system.

micron	A metric unit of linear measure which equals one millionth of a meter. Symbol: A human hair is about 100 microns in diameter.

MRAM	Magnetoresistive Random Access Memory. A method of storing data bits using magnetic charges instead of the electrical charges used by DRAM. Conventional computer chips store information as long as electricity flows through them. MRAM, however, retains data after a power supply is cut off.

nanometer (nm)	A metric unit of linear measure which equals one billionth of a meter. There are 1000 nanometers in 1 micron

Back to Contents

NIC	Network Interface Card. A computer circuit board or card that is installed in a computer so that it can be connected to a network, such as LAN.

nonvolatile memory	A memory storage device whose contents are preserved when its power is off.

PHY	Physical Layer. A part of the electrical or mechanical interface to the physical medium. For example, the PHY determines how to put a stream of bits from the upper (data link) layer on to the pins for a parallel printer interface or network line card.

process technology	The procedures used in the front-end process to convert raw silicon wafers into finished wafers containing hundreds or thousands of chips.

radio frequency IC	A high-frequency IC such as those used in mobile telecommunications.

random access memory	RAM. A type of data storage device for which the order of access to different locations does not affect the speed of access. This is in contrast to, for example, a magnetic disk or magnetic tape where it is much quicker to access data sequentially because accessing a non sequential location requires physical movement of the storage medium rather than electronic switching.

SDRAM	Synchronous DRAM. A generic name for various kinds of DRAM that are synchronized with the clock speed that the microprocessor is optimized for. This tends to increase the number of instructions that the processor can perform in a given time.

semiconductor	Generic name for devices, such as transistors and integrated circuits, that control the flow of electrical signals. More generally, a material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern. The most common semiconductor material for use in integrated circuits is silicon.

server	A computer that provides some service for other computers connected to it via a network. The most common example is a file server which has a local disk and services requests from remote clients to read and write files on that disk.

silicon	A type of semiconducting material used to make a wafer. Silicon is widely used in the semiconductor industry as a base material.

SLIC	Subscriber Line Interface Circuit. A circuit in a telephone company switch to which a customer’s telephone line is connected.

SoC	System-on-a-chip. The packaging of all the necessary electronic circuit and parts for a ‘‘system’’ (such as a call phone or digital camera) on a single IC.

structure size	A measurement (generally in micron or nanometers) of the width of the smallest patterned feature or circuit on a semiconductor chip.

switch	An analog IC that, on command, either passes or blocks an electrical signal.

T1	A North American standard for the digital transmission of data across fiber optic lines. A digital carrier facility used to transmit a digital signal. A T1 carrier uses multiplexing to transmit large volumes of information across great distances at high speeds at a (potentially) lower cost than that provided by traditional analog service.

telematics	The combination of telecommunications and data processing.

Back to Contents
UMTS
Universal Mobile Telecommunications Service. A so-called ‘‘third-generation (3G),’’ broadband, packet based transmission of text, digitized voice, video, and multimedia at data rates up to two megabits per second (Mbps), that is based on the GSM communication standard and aims to offer a consistent set of services to mobile computer and phone users no matter where they are located in the world. Today’s cellular telephone systems are mainly circuit-switched, with connections always dependent on circuit availability. A packet-switched connection, using the Internet Protocol, means that a virtual connection is always available to any other end point in the network, allowing computer and phone users to be constantly attached to the Internet as they travel.

VDSL	Very high bit-rate Digital Subscriber Line. A form of Digital Subscriber Line (See ‘‘xDSL’’) similar to ADSL but providing higher speeds at reduced distances.

wafer
A disk made of a semiconducting material such as silicon, currently usually either 200 millimeters or 300 millimeters in diameter, used to form the substrate of a chip. A finished wafer may contain several thousand chips.

WAN	Wide Area Network. A data communications network covering a large geographic area.

WLAN	Wireless LAN.

WDCT	Worldwide Digital Cordless Telecommunications.

xDSL	Digital Subscriber Line (where ‘‘x’’ represents the type of technology). A family of digital telecommunications protocols designed to allow high speed data communication over existing copper telephone lines between end-users and the telephone company.

yield	When used in connection with manufacturing, the ratio of the number of usable products to the total number of produced products.

Back to Contents

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

The Supervisory Board and Shareholders of
Infineon Technologies AG:

We have audited the accompanying consolidated balance sheets of Infineon Technologies AG and subsidiaries as of September 30, 2003 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infineon Technologies AG and subsidiaries as of September 30, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

Munich, Germany
October 21, 2004, except for Note 33, which is as of November 10, 2004.

KPMG DEUTSCHE TREUHAND-GESELLSCHAFT
AKTIENGESELLSCHAFT
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT

Back to Contents

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Operations
For the years ended September 30, 2002, 2003 and 2004
(in millions, except for share data)

	Notes	2002	2003	2004	2004 (Note 1)

		(€ millions)	(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties	5	4,035	5,153	6,169	7,660
Related parties	27	855	999	1,026	1,274

Total net sales		4,890	6,152	7,195	8,934

Cost of goods sold	7	4,289	4,614	4,670	5,799

Gross profit		601	1,538	2,525	3,135

Research and development expenses		1,060	1,089	1,219	1,513
Selling, general and administrative expenses		643	679	718	892
Restructuring charges	8	16	29	17	21
Other operating (income) expenses, net	7	(46)	85	257	319

Operating (loss) income		(1,072)	(344)	314	390

Interest expense, net		(25)	(52)	(41)	(51)
Equity in (losses) earnings of associated companies	16	(47)	18	(14)	(17)
Gain (loss) on associated company share issuance	16	18	(2)	2	2
Other non-operating (expense) income, net		(41)	21	(64)	(79)
Minority interests		7	8	18	22

Income (loss) before income taxes		(1,160)	(351)	215	267

Income tax benefit (expense)	9	143	(84)	(154)	(191)

Net (loss) income from continuing operations.		(1,017)	(435)	61	76

Net loss from discontinued operation	4	(4)	—	—	—

Net (loss) income		(1,021)	(435)	61	76

Basic and diluted (loss) earnings per share:	10
Continuing operations		(1.46)	(0.60)	0.08	0.10
Discontinued operation		(0.01)	—	—	—

Net (loss) income		(1.47)	(0.60)	0.08	0.10

See accompanying notes to the consolidated financial statements.

Back to Contents

Infineon Technologies AG and Subsidiaries
Consolidated Balance Sheets
September 30, 2003 and 2004

	Notes	2003	2004	2004 (Note 1)

		(€ millions)	(€ millions)	($ millions)
Assets:
Current assets:
Cash and cash equivalents		969	608	755
Marketable securities	11	1,784	1,938	2,406
Trade accounts receivable, net	12	876	1,056	1,311
Inventories	13	959	960	1,192
Deferred income taxes	9	113	140	174
Other current assets	14	675	590	733

Total current assets		5,376	5,292	6,571

Property, plant and equipment, net	15	3,817	3,587	4,454
Long-term investments, net	16	425	708	879
Restricted cash		67	109	135
Deferred income taxes	9	705	541	672
Other assets	17	485	627	779

Total assets		10,875	10,864	13,490

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	21	149	571	709
Trade accounts payable	18	877	1,098	1,363
Accrued liabilities	19	577	555	689
Deferred income taxes	9	39	16	20
Other current liabilities	20	562	630	783

Total current liabilities		2,204	2,870	3,564

Long-term debt	21	2,343	1,427	1,772
Deferred income taxes	9	32	21	26
Other liabilities	22	630	568	705

Total liabilities		5,209	4,886	6,067

Shareholders’ equity:
Ordinary share capital	23	1,442	1,495	1,856
Additional paid-in capital		5,573	5,800	7,202
Accumulated deficit		(1,261)	(1,200)	(1,490)
Accumulated other comprehensive loss	25	(88)	(117)	(145)

Total shareholders’ equity		5,666	5,978	7,423

Total liabilities and shareholders’ equity		10,875	10,864	13,490

See accompanying notes to the consolidated financial statements.

Back to Contents

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Shareholders’ Equity
For the years ended September 30, 2002, 2003 and 2004
(in millions, except for share data)

					Retained
					earnings/	Foreign	Additional	Unrealized	Unrealized
				Additional	(Accum-	currency	minimum	gain/(loss)	gain on
		Issued Ordinary shares		paid-in	ulated	translation	pension	on	cash flow
	Notes	Shares	Amount	capital	deficit)	adjustment	liability	securities	hedge	Total

Balance as of October 1, 2001		692,382,575	1,385	5,247	195	87	(12)	(2)	—	6,900
Net loss		—	—	—	(1,021)	—	—	—	—	(1,021)
Other comprehensive loss	25	—	—	—	—	(92)	(8)	—	—	(100)

Total comprehensive loss										(1,121)

Issuance of ordinary shares:
Employee Stock Purchase Plan .	24	355,460	1	7	—	—	—	—	—	8
Acquisition of Catamaran	3	546,183	1	8	—	—	—	—	—	9
Acquisition of MIC	3	27,500,000	55	270	—	—	—	—	—	325
Ordinary shares held by associated company		—	—	4	—	—	—	—	—	4
Deferred compensation, net		—	—	23	—	—	—	—	—	23
Equity transaction with Siemens Group		—	—	10	—	—	—	—	—	10

Balance as of September 30, 2002 .		720,784,218	1,442	5,569	(826)	(5)	(20)	(2)	—	6,158

Net loss		—	—	—	(435)	—	—	—	—	(435)
Other comprehensive (loss) income	25	—	—	—	—	(76)	2	13	—	(61)

Total comprehensive loss										(496)

Issuance of ordinary shares:
Acquisition of Catamaran	3	96,386	—	1	—	—	—	—	—	1
Deferred compensation, net		—	—	7	—	—	—	—	—	7
Other equity transactions		—	—	(4)	—	—	—	—	—	(4)

Balance as of September 30, 2003 .		720,880,604	1,442	5,573	(1,261)	(81)	(18)	11	—	5,666

Net income		—	—	—	61	—	—	—	—	61
Other comprehensive (loss) income	25	—	—	—	—	(41)	18	(7)	1	(29)

Total comprehensive income										32

Issuance of ordinary shares:
Settlement of redeemable interest	22	26,679,255	53	225	—	—	—	—	—	278
Deferred compensation, net		—	—	2	—	—	—	—	—	2

Balance as of September 30, 2004 .		747,559,859	1,495	5,800	(1,200)	(122)	—	4	1	5,978

See accompanying notes to the consolidated financial statements.

Back to Contents

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended September 30, 2002, 2003 and 2004

	Notes	2002	2003	2004	2004 (Note 1)

		(€ millions)	(€ millions)	(€ millions)	($ millions)
Net (loss) income		(1,021)	(435)	61	76
Less: net loss from discontinued operations		(4)	—	—	—

Net (loss) income from continuing operations		(1,017)	(435)	61	76
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Depreciation and amortization	15,17	1,370	1,437	1,320	1,639
Acquired in-process research and development	3	37	6	9	11
Deferred compensation		23	7	2	2
Provision for (recovery of) doubtful accounts	12	(5)	(16)	15	19
Loss (gain) on sale of marketable securities	11	1	(56)	(9)	(11)
Loss (gain) on sale of businesses	4	(39)	10	2	2
Loss (gain) on disposal of property, plant, and equipment		2	3	(5)	(6)
Equity in (earnings) losses of associated companies	16	47	(18)	14	17
Loss (gain) on associated company share issuance	16	(18)	2	(2)	(2)
Minority interests		(7)	(8)	(18)	(22)
Impairment charges	16,17	51	98	136	169
Deferred income taxes	9	(282)	16	96	119
Changes in operating assets and liabilities:					—
Trade accounts receivable	12	(131)	(227)	(219)	(272)
Inventories	13	(28)	(112)	(40)	(50)
Other current assets	14	39	156	154	191
Trade accounts payable	18	40	(217)	228	284
Accrued liabilities	19	86	164	92	114
Other current liabilities	20	(37)	(17)	(22)	(27)
Other assets and liabilities	17,22	94	(62)	43	53

Net cash provided by operating activities		226	731	1,857	2,306

Cash flows from investing activities:
Purchases of marketable securities available for sale		(709)	(2,752)	(2,678)	(3,325)
Proceeds from sales of marketable securities availible for sale		62	2,013	2,520	3,129
Proceeds from sales of businesses		96	164	9	11
Business interests, net of cash acquired		156	6	(29)	(36)
Investment in associated and related companies	16	(178)	(76)	(386)	(479)
Purchases of intangible assets	17	(55)	(58)	(125)	(155)
Purchases of property, plant and equipment	15	(643)	(872)	(1,163)	(1,444)
Proceeds from sales of property, plant and equipment	15	27	53	43	53

Net cash used in investing activities		(1,244)	(1,522)	(1,809)	(2,246)

Cash flows from financing activities:
Net change in short-term debt	21	4	(36)	62	77
Net change in related party financial receivables and payables	27	(40)	(76)	75	93
Proceeds from issuance of long-term debt	21	1,482	700	—	—
Principal repayments of long-term debt	21	(21)	(25)	(549)	(682)
Change in restricted cash		15	3	(43)	(53)
Proceeds from issuance of shares to minority interest		—	—	53	66
Proceeds from issuance of ordinary shares		8	—	—	—

Net cash provided by (used in) financing activities		1,448	566	(402)	(499)

Effect of foreign exchange rate changes on cash and cash equivalents		1	(4)	(7)	(9)

Net increase (decrease) in cash and cash equivalents from continuing operations		431	(229)	(361)	(448)
Net increase (decrease) in cash and cash equivalents from discontinued operations		11	(1)	—	—
Cash and cash equivalents at beginning of period		757	1,199	969	1,203

Cash and cash equivalents at end of period		1,199	969	608	755

See accompanying notes to the consolidated financial statements.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

1.	Description of Business, Formation and Basis of Presentation

   Description of Business

Infineon Technologies AG and its subsidiaries (collectively, the ‘‘Company’’) design, develop, manufacture and market a broad range of semiconductors and complete systems solutions used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer goods, automotive products, industrial automation and control systems, and chip card applications. The Company’s products include standard commodity components, full-custom devices, semi-custom devices and application-specific components for memory, analog, digital and mixed-signal applications. The Company has operations, investments and customers located mainly in Europe, Asia and North America. The financial year-end for the Company is September 30.

   Formation

Infineon Technologies AG was formed as a legal entity as of April 1, 1999 (the ‘‘Formation’’) through the contribution by Siemens Aktiengesellschaft (‘‘Siemens’’) of substantially all of its semiconductor-related investments, operations and activities. The Company had its initial public offering (‘‘IPO’’) on March 13, 2000, and is listed on the New York Stock Exchange and is one of the DAX 30 companies on the Frankfurt Stock Exchange.

   Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’). Infineon Technologies AG is incorporated in Germany. The German Commercial Code (‘‘Handelsgesetzbuch’’ or ‘‘HGB’’) requires the Company to prepare consolidated financial statements in accordance with the HGB accounting principles and regulations (‘‘German GAAP’’). Pursuant to HGB Section 292a the Company is exempt from this requirement, if consolidated financial statements are prepared and issued in accordance with a body of internationally accepted accounting principles (such as U.S. GAAP). Accordingly, the Company presents the U.S. GAAP consolidated financial statements contained herein.

All amounts herein are shown in millions of euro (or ‘‘€’’) except where otherwise stated. The accompanying balance sheet as of September 30, 2004, and the statements of operations and cash flows for the year then ended are also presented in U.S. dollar (‘‘$’’), solely for the convenience of the reader, at the rate of €1 = $1.2417, the Federal Reserve noon buying rate on September 30, 2004. The U.S. dollar convenience translation amounts have not been audited.

Certain amounts in prior year consolidated financial statements and notes have been reclassified to conform to the current year presentation. Net operating results have not been affected by these reclassifications.

2.	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the accompanying financial statements.

   Basis of Consolidation

The accompanying financial statements include the accounts of the Company and its significant subsidiaries on a consolidated basis. Investments in companies in which the Company has an ownership interest of 20% or more but which are not controlled by the Company (‘‘Associated Companies’’) are principally accounted for using the equity method of accounting (see note 16). The equity in earnings of Associated Companies with different fiscal year ends are principally recorded on a three month lag. Other equity investments (‘‘Related Companies’’), in which the Company has an

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

ownership interest of less than 20%, are recorded at cost. The effects of all significant intercompany transactions are eliminated.

The Company group consists of the following numbers of entities in addition to the Company:
	Consolidated	Associated
	subsidiaries	Companies	Total

September 30, 2003	52	11	63
Additions	8	4	12
Mergers	(4)	—	(4)

September 30, 2004	56	15	71

Additionally, the Company has 30 (2003: 30) subsidiaries and 9 (2003: 8) Associated Companies that are accounted for under the equity method for the year ended September 30, 2004, and under the cost method in prior years, as these companies are not material to the respective presentation of the financial position, results of operations or cash flows of the Company. The effect of not consolidating these companies for the years ended September 30, 2002, 2003 and 2004, on consolidated assets, revenues and net income (loss) of the Company was less than 1%.

   Reporting and Foreign Currency

The Company’s reporting currency is the euro, and therefore the accompanying financial statements are presented in euro.

The assets and liabilities of foreign subsidiaries with functional currencies other than the euro are translated using period-end exchange rates, while the revenues and expenses of such subsidiaries are translated using average exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included in other comprehensive income (loss) and reported as a separate component of shareholders’ equity.

The exchange rates of the more important currencies used in the preparation of the accompanying financial statements are as follows:

		Exchange rate		Annual average
		September 30,		exchange rate

		2003	2004	2003	2004
Currency:		euro	euro	euro	euro

U.S. dollar	1$ =	0.8762	0.8115	0.9234	0.8209
Japanese yen	100 JPY =	0.7852	0.7320	0.7760	0.7545
Great Britain pound	1 GBP =	1.4428	1.4667	1.4797	1.4704
Singapore dollar	1 SGD =	0.5060	0.4793	0.5276	0.4808

   Revenue Recognition

   Sales

Revenue from products sold to customers is recognized, pursuant to SEC Staff Accounting Bulletin (‘‘SAB’’) 104, ‘‘Revenue Recognition’’, when persuasive evidence of an arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. The Company records reductions to revenue for estimated product returns and allowances for discounts and price protection, based on actual historical experience, at the time the related revenue is recognized. In general, returns are permitted only for quality related reasons within the applicable warranty period, which is typically 12 months. Distributors can, in certain cases, apply for stock rotation or scrap

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

allowances and price protection. Allowances for stock rotation returns are accrued based on expected stock rotation as per the contractual agreement. Distributor scrap allowances are accrued based on the contractual agreement and, upon authorization of the claim, reimbursed up to a certain maximum of the average inventory value. Price protection programs allow distributors to apply for a price protection credit on unsold inventory in the event the Company reduces the standard list price of the products included in such inventory. In some cases, rebate programs are offered to specific customers whereby the customer may apply for a rebate upon achievement of a defined sales volume. Distributors are also partially compensated for commonly defined cooperative advertising on a case-by-case basis.

   License Income

License income is recognized when earned and realizable (see note 5). Lump sum payments are generally non-refundable and are deferred where applicable and recognized over the period the Company is obliged to provide additional service. Pursuant to Emerging Issues Task Force (‘‘EITF’’) Issue 00-21, ‘‘Revenue Arrangements with Multiple Deliverables’’, revenues from contracts with multiple elements entered into after July 1, 2003 are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. Royalties are recognized as earned.

   Grants

Grants for capital expenditures include both tax-free government grants (Investitionszulage) and taxable grants for investments in property, plant and equipment (Investitionszuschüsse). Grants receivable are established when a legal right for the grant exists and the criteria for receiving the grant have been met. Tax-free government grants are deferred (see note 22) and recognized over the remaining useful life of the related asset. Taxable grants are deducted from the acquisition costs of the related asset (see note 6) and thereby reduce depreciation expense in future periods. Other taxable grants reduce the related expense (see notes 6, 20 and 22).

   Product-related Expenses

Shipping and handling costs associated with product sales are included in cost of sales. Expenditures for advertising, sales promotion and other sales-related activities are expensed as incurred. Provisions for estimated costs related to product warranties are generally made at the time the related sale is recorded, based on estimated failure rates and claim history. Research and development costs are expensed as incurred.

   Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Investment tax credits are accounted for under the flow-through method.

   Stock-based Compensation

The Company accounts for stock-based compensation using the intrinsic value method pursuant to Accounting Principles Board (‘‘APB’’) Opinion 25, ‘‘Accounting for Stock Issued to Employees’’, and recognizes compensation cost over the pro rata vesting period. The Company has adopted the disclosure-only provisions of Financial Accounting Standards Board (‘‘FASB’’) Statement of Financial

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Accounting Standards (‘‘SFAS’’) SFAS No. 123, ‘‘Accounting for Stock-Based Compensation’’ as amended by SFAS No. 148 ‘‘Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of FASB Statement No. 123’’ (see note 24).

   Issuance of shares by Subsidiaries or Associated Companies

Gains or losses arising from the issuances of shares by subsidiaries or Associated Companies, due to changes in the Company’s proportionate share of the value of the issuer’s equity, are recognized in earnings pursuant to SAB Topic 5:H, ‘‘Accounting for Sales of Stock by a Subsidiary’’ (see note 16).

   Cash and Cash Equivalents

Cash and cash equivalents represent cash, deposits and liquid short-term investments with original maturities of three months or less. Cash equivalents as of September 30, 2003 and 2004 were €868 and €541, respectively, and consisted mainly of bank term deposits and fixed income securities with original maturities of less than three months.

   Restricted Cash

Restricted cash includes collateral deposits used as security under arrangements for deferred compensation, business acquisitions, construction projects, leases and financing (see notes 3 and 31).

   Marketable Securities

The Company’s marketable securities are classified as available-for-sale and are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. Unrealized gains and losses are included in accumulated other comprehensive income, net of applicable income taxes. Realized gains or losses and declines in value, if any, judged to be other-than-temporary on available-for-sale securities, are reported in other non-operating income or expense. For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

   Inventories

     Inventories are valued at the lower of cost or market, cost being generally determined on the basis of an average method. Cost consists of purchased component costs and manufacturing costs, which comprise direct material and labor costs and applicable indirect costs.

   Property, Plant and Equipment

Property, plant and equipment is valued at cost less accumulated depreciation. Spare parts, maintenance and repairs are expensed as incurred. Depreciation expense is generally recognized using an accelerated or straight-line method. Construction in progress includes advance payments for construction of fixed assets. Land and construction in progress are not depreciated. The cost of construction of certain long-term assets includes capitalized interest, which is amortized over the estimated useful life of the related asset. During the year ended September 30, 2004 capitalized interest was €9. The estimated useful lives of assets are as follows:

Years

Buildings	10-25
Technical equipment and machinery	3-10
Other plant and office equipment	1-10

   Leases

The Company is a lessee of property, plant and equipment. All leases where the Company is lessee that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

pursuant to SFAS No. 13, ‘‘Accounting for Leases’’, and related interpretations. All other leases are accounted for as operating leases.

   Intangible Assets

The Company accounts for business combinations using the purchase method of accounting pursuant to SFAS No. 141, ‘‘Business Combinations’’. Intangible assets acquired in a purchase method business combination are recognized and reported apart from goodwill, pursuant to the criteria specified by SFAS No. 141.

The Company adopted SFAS No. 142, ‘‘Goodwill and Other Intangible Assets’’, effective October 1, 2001. Upon adoption of SFAS No. 142, pursuant to SFAS No. 141, the Company evaluated its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and reclassified amounts previously allocated to assemble workforce of €1 to goodwill in order to conform with the new criteria in SFAS No. 141. Upon adoption of SFAS No. 142, the Company reassessed the useful lives and residual values of all intangible assets acquired, and had no significant amortization period adjustments. The Company did not identify any intangible assets with indefinite useful lives. In connection with SFAS No. 142’s transitional goodwill impairment evaluation, no indication existed that the reporting units’ goodwill was impaired as of the date of adoption.

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

   Long-term Investments

The Company assesses declines in the value of cost method investments to determine whether such decline is other-than-temporary, thereby rendering the investment impaired. This assessment is made by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the individual company, and the Company’s intent and ability to hold the investment.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

   Financial Instruments

The Company operates internationally, giving rise to exposure to changes in foreign currency exchange rates. The Company uses financial instruments, including derivatives such as foreign currency forward and option contracts as well as interest rate swap agreements, to reduce this exposure based on the net exposure to the respective currency. The Company applies SFAS No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’, as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149, which provides guidance on accounting for all derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Derivative financial instruments are recorded at their fair value and included in other current assets or other current liabilities. Generally the Company does not designate its derivative instruments as hedge transactions. Changes in fair value of undesignated derivatives that relate to operations are recorded as part of cost of sales, while undesignated derivatives relating to financing activities are recorded in other non-operating expense. Changes in fair value of derivatives designated as fair value hedges and the related hedged items are reflected in earnings. Changes in the fair value of derivatives designated as cash flow hedges are, to the extent effective, deferred in accumulated other comprehensive income and subsequently reclassified to earnings when the hedging transaction is reflected in earnings and, to the extent ineffective, included in earnings immediately. The fair value of derivative and other financial instruments is discussed in note 29.

   Pension Plans

In December 2003, the FASB issued SFAS No. 132 (revised 2003), ‘‘Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106’’, which revises employers’ disclosures about pension plans and other postretirement benefit plans. SFAS No. 132 (revised 2003) requires additional disclosures to those in the original SFAS No. 132, which it replaces. The Company adopted SFAS No. 132 (revised 2003) for the year ended September 30, 2004, with disclosures provided in note 28.

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

   Recent Accounting Pronouncements

In June 2004, EITF No. 03-1, ‘‘The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investment,’’ was issued which includes new guidance for evaluating and recording other than temporary impairment losses on debt and equity securities accounted for under SFAS No. 115, ‘‘Accounting for Certain Investments in Debt and Equity Securities’’ and cost method investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. While the disclosure requirements for specified debt and equity securities and cost method investments are effective for annual periods ending after December 15, 2003, the FASB Board has directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in EITF No. 03-1. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The Company does not expect the adoption of EITF No. 03-1 to have a material impact on its consolidated financial position or results of operations.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

3.	Acquisitions

On April 30, 2004, the Company completed its acquisition of 100% of ADMtek Inc., Hsinchu, Taiwan (‘‘ADMtek’’) in exchange for €75 in cash (of which €6 is held in escrow subject to the accuracy of the seller’s representations and warranties). Payment of an additional €28, held in escrow and reflected as restricted cash, is contingent upon employee retention and the achievement of certain performance and development milestones over a two-year period, and is to be recognized as the milestones are achieved. This acquisition was designed to enable access to the Home-Gateway-Systems market for the Wireline Communications segment.

The Company acquired 92.5% of the outstanding shares of SensoNor AS (‘‘SensoNor’’) on June 18, 2003 following a public tender offer, and acquired the remaining 7.5% by June 30, 2003, for total cash consideration of €34. In addition the Company contributed capital of €13 in connection with the consummation of the transaction. SensoNor develops, produces and markets tire pressure and acceleration sensors. With this acquisition the Company aimed to strengthen its position in semiconductor sensors for the automotive business. During the year ended September 30, 2004, following the restructuring of the SensoNor business, the Company recorded a purchase accounting adjustment reversing the previously established deferred tax asset valuation allowance by €8 and decreasing goodwill correspondingly.

On April 1, 2003, the Company completed the acquisition of the net assets of MorphICs Technology Inc. (‘‘MorphICs’’), a developer of digital baseband circuits of third generation wireless communications for €6 in cash. The acquisition agreement also provides for the payment of contingent consideration of €9 upon the achievement of specified events, which is expected to be resolved in the year ending September 30, 2005.

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

On September 9, 2002, the Company acquired all of the shares of Ericsson Microelectronics AB (‘‘MIC’’). MIC, based in Sweden, is a supplier of Radio Frequency (RF) microelectronic components for wireless applications, high end power amplifiers, Bluetooth components and broadband communications. MIC is a strategic supplier to Ericsson, a market leader in base stations, Bluetooth solutions and RF components for mobile phones and wireless infrastructure. The Company also entered into a strategic supply agreement with Ericsson for a period of two years with certain specified purchase thresholds, pursuant to which €50 was recorded as a liability as of September 30, 2002.

In June 2003, the Company and Ericsson signed an amendment to the MIC acquisition agreement. The companies intend to strengthen their strategic co-operation in various areas of mobile phone technology and wireless infrastructure, including Bluetooth solutions, RF ICs, RF Power and other applications. Furthermore, the companies agreed to eliminate the remaining acquisition indebtedness, as well as the historic and future purchase thresholds of Ericsson and related penalties. In addition, the Company received €50 million from Ericsson. These amounts have been reflected as an adjustment, principally to the originally recorded goodwill, as well as to intangible assets and deferred taxes. Additionally, following the restructuring of the MIC business, the Company recorded a purchase accounting adjustment reversing the previously established deferred tax asset valuation allowance in the amount of €16 during the year ended September 30, 2003.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The following table summarizes the Company’s acquisitions during the years ended September 30, 2002, 2003 and 2004:

	2002	2003	2003	2004

	MIC	SensoNor	Other	ADMtek

Acquisition Date	September 2002	June 2003	2003	April 2004

Segment	Secure Mobile	Automotive &		Wireline
	Solutions	Industrial	Various	Communication

Cash	50	3	—	18
Other current assets	120	6	1	10
Property, plant and equipment	60	25	1	2
Intangible assets
Current product technology	15	21	5	14
Core technology	42	—	—	5
Patents (Customer Relationship)	24	—	2	2
In process R&D	37	4	2	9
Goodwill	—	14	6	23
Other non-current assets	45	8	—	1

Total assets acquired	393	81	17	84

Current liabilities	(38)	(11)	(9)	(8)
Non-current liabilities (including debt)	(28)	(36)	—	(1)

Total liabilities assumed	(66)	(47)	(9)	(9)

Net assets acquired	327	34	8	75

Cash paid (Purchase Consideration)	—	34	8	75
Shares issued	27,500,000	—	—	–

The above acquisitions have been accounted for by the purchase method of accounting and, accordingly, the consolidated statements of operations include the results of the acquired companies from their respective acquisition dates. The value of the shares issued for purchase consideration was determined based on the average market price of the Company’s shares over the two-day period before and after the date on which the number of shares to be issued became fixed.

Shares issued and held in escrow for employees subject to continued employment and the achievement of certain performance milestones are accounted for as deferred compensation at the shares’ intrinsic value. Deferred compensation is reflected as a reduction of additional paid-in capital in the statement of shareholders’ equity, and amortized on a straight-line basis over the related employment or milestone periods, ranging from two to four years.

Shares issued and held in escrow for the acquired company’s shareholders subject to the acquired company achieving certain performance milestones, principally related to the Company’s August 2001 acquisition of Catamaran Communications, Inc. (‘‘Catamaran’’), represent contingent purchase consideration. Such shares are not reflected as issued and outstanding shares in the statement of shareholders’ equity until the milestones are achieved, in which case the purchase price is adjusted to reflect the issuance of the shares at their fair value at the date the milestones are achieved. During the years ended September 30, 2002 and 2003, due to the achievement of certain milestones, 546,183

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

and 96,386 shares, respectively, were released from escrow, which resulted in the recognition of €9 and €1, respectively, of additional goodwill related to the Catamaran acquisition.

For each significant acquisition the Company engaged an independent third party to assist in the valuation of net assets acquired. As a result of these valuations, amounts allocated to purchased in-process research and development of €37, €6 and €9 were expensed as research and development in the years ended September 30, 2002, 2003 and 2004, respectively, because the technological feasibility of products under development had not been established and no future alternative uses existed. The amounts allocated to purchased in-process research and development were determined through established valuation techniques in the high-technology industry and related guidance provided by the SEC.

The core technology and patents acquired in these acquisitions are amortized over their estimated useful life of five years, and the current production technology is being amortized over its estimated useful life, ranging from two to eight years.

Pro forma financial information relating to these acquisitions is not material either individually or in the aggregate to the results of operations and financial position of the Company and has been omitted.

4.	Discontinued Operation and Divestitures

   Discontinued operation

Pursuant to an agreement reached between the Company and Osram GmbH (‘‘Osram’’), the Company transitioned all of its opto-electronic activities to Osram as of March 31, 2003. The agreement provides for the transfer of all customer relationships and related backlog, the cancellation by the Company of all of its opto-electronic distribution agreements, as well as providing the Company with certain rights of return related to unsold inventory as of March 31, 2003. The Company did not incur a loss on the discontinuation of the opto-electronics business.

The following table presents comparative information of the discontinued operation, which was previously reported as part of the Other Operating Segments, for the years ended September 30, 2002, 2003 and 2004, respectively:

Opto-electronics	2002	2003	2004

Sales:
Third parties	241	113	—
Related parties	76	32	—

Net sales	317	145	—

Income from discontinued operation before tax	—	—	—
Income tax expense	(4)	—	—

Net loss from discontinued operation	(4)	—	—

The discontinued operation had no outstanding balances as of September 30, 2003 or 2004.

   Divestitures

On April 29, 2004, the Company entered into an agreement with Finisar Corporation (‘‘Finisar’’) to sell the fiber optics business (see note 14).

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

In August 2003, the Company sold its investment in UMCi and incurred a pre-tax loss on disposal of €9, which is reflected in other operating income (expense).

On July 1, 2002, the Company completed the sale of its gallium arsenide business, reflected in the Secure Mobile Solutions segment, including specified non-manufacturing tangible and intangible assets, as well as specified customer contracts and liabilities. The Company received initial cash proceeds of €50. Contingent purchase price adjustments were based on the level of gallium arsenide related product sales, at prices substantially below market, generated by the purchaser through September 30, 2004 and other adjustments. Accordingly, €44 of the proceeds was deferred at the divestiture date and recognized over the term of the supply agreement as products were sold and purchase price contingencies passed. Contingent adjustments were realized during the year ended September 30, 2004, which resulted in an obligation for the Company of €13 which was offset against deferred proceeds. The Company recognized previously deferred income of €29 and €2 during the years ended September 30, 2003 and 2004, respectively, in fulfilment of the agreements.

On December 31, 2001 the Company completed the sale of its remaining 81% interest in Infineon Technologies Krubong Sdn. Bhd., representing its infrared components business unit, previously reflected in the other operating segment.

In addition, the Company disposed of certain venture investments during the years ended September 30, 2002, 2003 and 2004.

Summarized financial information for the divested businesses (through the date of divestiture) for the years ended September 30, 2002, 2003 and 2004, are as follows:

	2002	2003	2004

Sales:
Gallium Arsenide	24	45	—
Infrared Components	11	—	—

Total	35	45	—

EBIT:
Gallium Arsenide	(18)	5	—
Infrared Components	(7)	—	—
UMCi	(1)	(11)	—

Total	(26)	(6)	—

Gain (loss) on sale before tax:
Gallium Arsenide	2	—	—
Infrared Components	39	—	—
UMCi	—	(9)	—
Other	(2)	(1)	(2)

Total (note 7)	39	(10)	(2)

5.	License Income

During the years ended September 30, 2002, 2003 and 2004, the Company recognized revenues related to license and technology transfer fees of €147, €183 and €76, respectively, which are included in net sales in the accompanying statements of operations. Included in these amounts are previously deferred license fees of €85, €135 and €48, which were recognized as revenue pursuant to SEC SAB

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

104, in the years ended September 30, 2002, 2003 and 2004, respectively, since the Company had fulfilled all of its obligations and all such amounts were realized.

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

In March 2000, the Company entered into technology transfer agreements with ProMOS, and restructured existing agreements with MVI, the majority shareholder of ProMOS. As part of these agreements, previously unrecognized license fees due from MVI were reschedulded and recognized as revenue over the life of the new contracts.

In connection with the joint technology development with Nanya Technology Corporation (‘‘Nanya’’) (see note 16), in 2003 the Company granted Nanya a license to use its 110-nanometer technology in Nanya’s existing operations. License income related to the technology is recognized over the estimated life of the technology.

In connection with the extension of a capacity reservation agreement with Winbond Electronics Corp., Hsinchu, Taiwan (‘‘Winbond’’) in August 2004, the Company granted Winbond a license to use its 110-nanometer technology in Winbond’s production process for the manufacture of products for the Company. Accordingly, the license income is deferred and recognized over the life of the capacity reservation agreement.

6.	Grants

The Company has received economic development funding from various governmental entities, including grants for the construction of manufacturing facilities, as well as grants to subsidize research and development activities and employee training. Grants and subsidies included in the accompanying financial statements during the years ended September 30, 2002, 2003 and 2004, are as follows:

	2002	2003	2004

Included in the consolidated statements of operations:
Research and development	59	59	74
Cost of sales	34	54	86

Total	93	113	160

Construction grants deducted from the cost of fixed assets	83	17	49
Deferred government grants (notes 20 and 22)	295	303	281

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

7.	Supplemental Operating Cost Information

The cost of services and materials are as follows for the years ended September 30:

	2002	2003	2004

Raw materials, supplies and purchased goods	1,380	1,675	1,621
Purchased services	926	1,126	1,232

Total	2,306	2,801	2,853

Personnel expenses are as follows for the years ended September 30:

	2002	2003	2004

Wages and salaries	1,429	1,490	1,532
Social levies	255	268	280
Pension expense (note 28)	29	27	28

Total	1,713	1,785	1,840

Other operating income (expense), net is as follows for the years ended September 30:

	2002	2003	2004

Gain (loss) from sale of businesses (note 4)	39	(10)	(2)
Goodwill and intangible assets impairment charges (note 17)	(12)	(68)	(71)
Antitrust related charges (note 31)	—	(20)	(194)
Amortization of debt issuance costs	(2)	(4)	(8)
Other	21	17	18

Other operating income (expense), net	46	(85)	(257

The average number of employees by geographic region is as follows for the years ended September 30:

	2002	2003	2004

Germany	15,773	16,043	16,340
Other Europe	4,376	4,753	5,507
North America	2,818	2,779	2,822
Asia/Pacific	7,085	7,725	9,220
Japan	104	108	126
Other	24	115	112

Total	30,180	31,523	34,127

Total rental expenses under operating leases amounted to €133, €138 and €126 for the years ended September 30, 2002, 2003 and 2004, respectively.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

8.	Restructuring

In 2004, the Company announced further restructuring measures that are aimed at reducing costs, including downsizing its workforce, outsourcing and decentralizing certain functions and operations. As part of the restructuring, the Company announced plans to terminate approximately 325 employees. The 2004 terminations were primarily the result of relocating operations from Regensburg and Munich to Dresden and the closing of design centers in England, Ireland, Sweden and the United States. It is expected that the terminations will be completed in the 2005 financial year. In connection with these measures, restructuring charges of €17 were recognized during the year ended September 30, 2004. The Company anticipates that planned annual cost savings of €32 will be achieved as a result of the 2004 restructuring initiative.

The development of the restructuring liability during the year ended September 30, 2004, is as follows:

	September 30,				September 30,
	2003				2004

		Reclass-	Restructuring
	Liabilities	ifications	charge	Payments	Liabilities

Employee terminations	18	(3)	16	(21)	10
Other exit costs	9	—	1	(4)	6

Total	27	(3)	17	(25)	16

In 2003, the Company announced restructuring measures aimed at further reducing costs, including downsizing its workforce, outsourcing and decentralizing certain functions and operations. As part of the restructuring, the Company planned to terminate approximately 550 employees mainly in corporate functions and logic manufacturing operations, as well as through the outsourcing of certain functions to external providers. In connection with these measurements, restructuring charges of €29 were recognized during the year ended September 30, 2003. In addition, €11, which had been previously accrued under restructuring, was forgiven in partial consideration for the execution of a service agreement and has therefore been deferred, included in accrued liabilities, and will be recognized over the term of the service agreement.

During the years ended September 30, 2003 and 2004 approximately 170 and 630 employees, respectively, were terminated as a result of the restructuring initiatives announced by the Company.

During the year ended September 30, 2002, restructuring charges of €16 were recognized related to non-cancellable lease commitments.

9.	Income Taxes

Income (loss) before income taxes and minority interest is attributable to the following geographic locations for the years ended September 30, 2002, 2003 and 2004:

	2002	2003	2004

Germany	(1,403)	(506)	153
Foreign	236	147	44

Total	(1,167)	(359)	197

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Income tax (benefit) expense for the years ended September 30, 2002, 2003 and 2004 is as follows:

	2002	2003	2004

Current taxes:
Germany	15	18	53
Foreign	124	50	5

	139	68	58

Deferred taxes:
Germany	(236)	40	144
Foreign	(46)	(24)	(48)

	(282)	16	96

Income tax (benefit) expense from continuing operations	(143)	84	154
Income tax expense from discontinued operation	4	—	—

Income tax (benefit) expense	(139)	84	154

The Company’s statutory tax rate in Germany is 25%, effective for the Company’s year ended September 30, 2002. Additionally, a solidarity surcharge of 5.5% and trade tax of 13% is levied, for a combined statutory tax rate of 39%.

A reconciliation of income taxes for the years ended September 30, 2002, 2003 and 2004, determined using the German corporate tax rate plus trade taxes, net of federal benefit, for a combined statutory rate of 39% for 2002, 41% (which includes a one year flood victim relief levy of 2%) for 2003 and 39% for 2004 is as follows:

	2002	2003	2004

Expected (benefit) expense for income taxes	(455)	(147)	77
Decrease (increase) in available tax credits	30	(35)	(9)
Non-taxable investment (income) loss	(39)	14	6
Foreign tax rate differential	(46)	1	(68)
Non deductible expenses and other provisions	99	58	69
Change in German tax rate – effect on opening balance	—	2	—
Change in German tax rate – effect on current year	(2)	7	—
Increase in valuation allowance	271	182	54
In-process research and development	10	1	3
Other	(11)	1	22

Actual (benefit) provision for income taxes	(143)	84	154

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Deferred income tax assets and liabilities as of September 30, 2003 and 2004 relate to the following:

	2003	2004

Assets:
Intangible assets	115	100
Fixed assets	105	155
Deferred income	117	109
Net operating loss and tax credit carry-forwards	1,029	919
Other items	195	227

Gross deferred tax assets	1,561	1,510
Valuation allowances	(521)	(567)

Deferred tax assets	1,040	943

Liabilities:
Intangible assets	58	49
Property, plant and equipment	148	125
Accrued liabilities	31	75
Other items	56	50

Deferred tax liabilities	293	299

Deferred tax assets, net	747	644

Net deferred income tax assets and liabilities are presented in the accompanying balance sheets as of September 30, 2003 and 2004 as follows:

	2003	2004

Deferred tax assets:
Current	113	140
Non-current	705	541
Deferred tax liabilities:
Current	(39)	(16)
Non-current	(32)	(21)

Deferred tax assets, net	747	644

At September 30, 2004, the Company had tax loss carry-forwards of €1,779 (relating to both trade and corporate tax, plus an additional loss carry-forward applicable only to trade tax of €1,299), and tax credit carry-forwards of €109. Such tax loss and credit carry-forwards are mainly from German operations, are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for on the flow-through method when the individual legal entity is entitled to the claim.

Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other factors, benefits that could be

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three-year period as of September 30, 2004, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods. As a result of this assessment, the Company increased the deferred tax asset valuation allowance as of September 30, 2004 by €54, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in future. During the years ended September 30, 2002 and 2003 valuation allowances relating to continuing operations in the amount of €271 and €182, respectively, were established for tax loss carry-forwards which, on a more likely than not basis, would not be fully utilized.

On December 27, 2003, the German government enacted new tax legislation which limits the application of a German corporation’s tax loss carryforwards to 60% of the annual taxable income of the corporation in any given year. The new legislation did not limit the length of the carryforward period, which is unlimited. For the Company, the new tax law is effective from October 1, 2003. The new legislation resulted in additional current tax of €13 for the year ended September 30, 2004.

The changes in valuation allowance for deferred tax assets during the years ended September 30, 2003 and 2004 were as follows:

	2003	2004

Balance, beginning of the year	310	521
Applicable to continuing operations	182	54
Deferred tax assets acquired in business combinations	45	—
Purchase accounting adjustments	(16)	(8)

Balance, end of the year	521	567

As of September 30, 2003 the valuation allowance includes €45 established in connection with business combinations, which if reversed in future periods will be applied to the carrying value of intangible assets acquired in such business combinations. During the years ended September 30, 2003 and 2004, based upon the utilization of net operating losses, the Company reversed €16 and €8, respectively, of these valuation allowances, and reduced goodwill accordingly.

The Company did not provide for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries as of September 30, 2004, because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

The income tax (benefit) expense for the years ended September 30, 2002, 2003 and 2004 was allocated to continuing operations and accumulated other comprehensive income. The aggregate amounts allocated to equity, for unrealized gains (losses) on securities and minimum pension liabilities, was €(6), €4 and €10 for 2002, 2003 and 2004, respectively.

During the year ended September 30, 2004 the Company reorganized certain businesses in different tax jurisdictions which resulted in tax expense of €54 being deferred of which €39 is non-current (see note 17).

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

10.	Earnings (Loss) Per Share

Basic earnings (loss) per share (‘‘EPS’’) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing adjusted net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

The computation of basic and diluted EPS for the years ended September 30, 2002, 2003 and 2004, is as follows (shares in million):

	2002	2003	2004

Numerator:
Net (loss) income from continuing operations	(1,017)	(435)	61
Net loss from discontinued operation	(4)	—	—

Net (loss) income – for basic and diluted EPS	(1,021)	(435)	61

Denominator:
Weighted-average shares outstanding – basic	694.7	720.9	734.7
Effect of dilutive instruments	—	—	1.9

Weighted-average shares outstanding-diluted	694.7	720.9	736.6

Basic and diluted EPS (in euro):
Continuing operations	(1.46)	(0.60)	0.08
Discontinued operation	(0.01)	—	—

Net (loss) income	(1.47)	(0.60)	0.08

Potentially dilutive instruments include 1.9 million employee stock options. For the year ended September 30, 2004, the effect of anti-dilutive stock options and convertible subordinated notes has been excluded from the calculation. For the years ended September 30, 2002 and 2003, the effects of the assumed exercise or conversion of these instruments are anti-dilutive to loss per share, and are therefore excluded from the calculation of diluted loss per share.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

11.	Marketable Securities

Marketable securities at September 30, 2003 and 2004 consist of the following:

		September 30, 2003				September 30, 2004

			Unrealized	Unrealized			Unrealized	Unrealized
	Cost	Fair Value	Gain	Loss	Cost	Fair Value	Gain	Loss

Foreign government
securities	10	11	1	—	9	10	1	—
Floating rate notes	343	345	10	(8)	548	551	7	(4)
Other debt securities	145	145	—	—	271	272	1	—

Total debt securities	498	501	11	(8)	828	833	9	(4)
Equity securities	27	36	10	(1)	13	12	1	(2)
Fixed term deposits	1,261	1,260	—	(1)	1,112	1,112	—	—

Total marketable securities	1,786	1,797	21	(10)	1,953	1,957	10	(6)

Reflected as follows
Current assets	1,774	1,784	20	(10)	1,935	1,938	9	(6)
Non-current assets
(note 17)	12	13	1	—	18	19	1	—

Total marketable securities	1,786	1,797	21	(10)	1,953	1,957	10	(6)

The Company accounted for its investment in ProMOS as marketable securities available-for-sale effective April 1, 2003 (see note 16). At September 30, 2003 equity securities include shares held in ProMOS of €17, which were subject to a short-term sale restriction. The Company sold its remaining ProMOS shares by January 2004. The Company realized gains of €60 and €2 during the years ended September 30, 2003 and 2004, respectively, on the sale of ProMOS shares.

Unrealized losses relating to securities held for more than 12 months as of September 30, 2003 and 2004, were €0 and €4, respectively.

Realized (losses) gains, net are reflected as other non-operating income (expense), net and were as follows for the years ended September 30:

	2002	2003	2004

Realized gains	—	60	10
Realized losses	(1)	(4)	(1)

Realized gains (losses), net	(1)	56	9

As of September 30, 2004 all fixed term deposits had contractual maturities between three and twelve months.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Debt securities at September 30, 2004 had the following remaining contractual maturities:

	Cost	Fair Value

Less than 1 year	365	365
Between 1 and 5 years	84	87
More than 5 years	379	381

Total debt securities	828	833

Actual maturities may differ due to call or prepayment rights.

12.	Trade Accounts Receivable, net

Trade accounts receivable at September 30, 2003 and 2004 consist of the following:

	2003	2004

Third party — trade	700	879
Siemens group — trade (note 27)	194	206
Associated and Related Companies — trade (note 27)	8	12

Trade accounts receivable, gross	902	1,097
Allowance for doubtful accounts	(26)	(41)

Trade accounts receivable, net	876	1,056

Activity in the allowance for doubtful accounts for the years ended September 30, 2003 and 2004 is as follows:

	2003	2004

Allowance for doubtful accounts at beginning of year	43	26
Provision for (recovery of) bad debt	(16)	15
Foreign currency effects	(1)	—

Allowance for doubtful accounts at end of year	26	41

13.	Inventories

Inventories at September 30, 2003 and 2004 consist of the following:

	2003	2004

Raw materials and supplies	85	84
Work-in-process	489	560
Finished goods	385	316

Total Inventories	959	960

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

14.	Other Current Assets

Other current assets at September 30, 2003 and 2004 consist of the following:

	2003	2004

Financial instruments (note 29)	154	106
Assets held for sale	—	88
Grants receivable	98	84
VAT and other tax receivables	98	147
Associated and Related Companies — financial and other receivables (note 27)	125	49
Miscellaneous receivables	94	40
Siemens group — financial and other receivables (note 27)	18	18
Employee receivables	7	9
Intangible pension asset (note 28)	4	—
Other	77	49

Total other current assets	675	590

At September 30, 2004, other current assets include assets held for sale relating to the Company’s fiber optics business (part of the Wireline Communications segment). No gain or loss has been recognized on this classification. These assets include land, buildings and equipment associated with the production facilities located in Germany and the Czech Republic. Related liabilities are included in other current liabilities (see note 20). Pursuant to SFAS No. 144, ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’, the recognition of depreciation expense ceased as of March 31, 2004. The Company performed an impairment assessment and concluded that no impairment was necessary. Depreciation expense for the financial year ended September 30, 2004 was €7.

Summarized balance sheet information for the fiber optics business is set forth below:

September 30,
2004

Current assets	47
Non-current assets	41

Total assets held for sale	88

Current liabilities	23
Non-current liabilities	8

Total liabilities related to assets held for sale (note 20)	31

On April 29, 2004, the Company entered into an agreement with Finisar Corporation (‘‘Finisar’’) to sell the fiber optics business. The agreement was amended on October 11, 2004, pursuant to which the Company will receive 110 million shares in Finisar (valued at €115 on that date) in exchange for its fiber optics business and financial assistance with restructuring measures to be taken in future periods. The final number of Finisar shares that the Company will receive is subject to adjustment for changes in working capital of the fiber optics business. Additionally, the agreement contains a three-year non-compete clause and limits the aggregate indemnification liability to 20% of the consideration paid by Finisar. The purchase agreement will be terminated by mutual consent if the transaction is not consummated by March 31, 2005. The agreement is subject to customary closing conditions,

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

including the approval by Finisar’s shareholders. Upon closing, the Company will own approximately 33% of Finisar and account for its investment according to the equity method.

15.	Property, Plant and Equipment, net

A summary of activity for property, plant and equipment for the year ended September 30, 2004 is as follows:

		Technical	Other plant
	Land and	equipment and	and office	Construction
	buildings	machinery	equipment	in progress	Total

Cost
September 30, 2003	1,065	6,650	2,079	298	10,092
Additions	51	491	196	425	1,163
Disposals	(7)	(192)	(103)	(5)	(307)
Reclassifications	—	(42)	(33)	—	(75)
Transfers	11	168	45	(224)	—
Foreign currency effects	(19)	(73)	(8)	(10)	(110)

September 30, 2004	1,101	7,002	2,176	484	10,763
Accumulated depreciation
September 30, 2003	(488)	(4,101)	(1,686)	—	(6,275)
Depreciation	(69)	(870)	(292)	—	(1,231)
Disposals	4	164	101	—	269
Transfers	—	4	(4)	—	—
Foreign currency effects	5	51	5	—	61

September 30, 2004	(548)	(4,752)	(1,876)	—	(7,176)

Book value September 30, 2003	577	2,549	393	298	3,817

Book value September 30, 2004	553	2,250	300	484	3,587

The Company was the lessor of technical equipment (see note 27) of €191 and €166 with related accumulated depreciation of €179 and €166 as of September 30, 2003 and 2004, respectively.

On April 23, 2004, the Company announced plans to recommence the expansion of capacity at its Richmond, Virginia, plant, which involves the completion of construction and equipment installation for a 300-millimeter fabrication facility. At September 30, 2004, construction in progress includes €166 relating to this construction. The initial expansion project is estimated to cost $1 billion, with the start of production of advanced DRAM chips on 300-millimeter wafers beginning in the second half of 2005.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

16.	Long-term Investments, net

A summary of activity for long-term investments for the year ended September 30, 2004 is as follows:

	Investment in	Investment in
	Associated	Related
	Companies	Companies	Total

Balance at September 30, 2003	320	105	425
Additions	364	22	386
Disposals	—	(12)	(12)
Held for sale	—	(14)	(14)
Capitalized interest	7	—	7
Impairments	(16)	(49)	(65)
Equity in losses	(14)	—	(14)
Reclassification	7	(7)	—
Gain on share issuance	2	—	2
Foreign currency effects	(6)	(1)	(7)

Balance at September 30, 2004	664	44	708

Investments in Related Companies principally relate to investment activities aimed at strengthening the Company’s future intellectual property potential.

The following significant Associated Companies at September 30, 2004 are accounted for using the equity method of accounting:

Name of the Associated Company	Direct and
indirect
ownership

Advanced Mask Technology Center GmbH & Co. KG, Dresden, Germany (‘‘AMTC’’)	33.3%
ALTIS Semiconductor S.N.C., Essonnes, France (‘‘ALTIS’’)	50.1%
Hwa-Ken Investment Inc., Taipei, Taiwan (‘‘Hwa-Ken’’)	50.0%
Inotera Memories Inc., Taoyuan, Taiwan (‘‘Inotera’’)	45.8%
Newlogic Technologies AG, Lustenau, Austria (‘‘Newlogic’’)	24.9%
ParoLink Technologies Co., Ltd. Hsinchu, Taiwan (‘‘ParoLink’’)	56.0%
Ramtron International Corp., Colorado Springs, Colorado, USA (‘‘Ramtron’’)	20.0%
StarCore LLC, Austin, Texas, USA (‘‘StarCore’’)	38.7%

The Company has accounted for these investments under the equity method of accounting due to the lack of unilateral control (see note 2). The above companies are principally engaged in the research and development, design and manufacture of semiconductors and related products.

On May 16, 2002, the Company entered into the AMTC joint venture with the partners Advanced Micro Devices, Inc., USA, (AMD) and DuPont Photomasks, Inc., USA, (DuPont) with the purpose of developing and manufacturing advanced photo masks. In addition, the Company agreed to sell specified photomask equipment to DuPont, and entered into a long-term purchase agreement through 2011. Accordingly, at September 30, 2004, €20 was deferred which is to be recognized over the term of the purchase agreement.

ALTIS is a joint venture between Infineon and IBM, with each having equal voting representation. During the year ended September 30, 2003, the Company and IBM amended the original shareholders agreement. Pursuant to the amendment, the Company will rateably increase its

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

capacity reservation in the production output of ALTIS from the existing level of 50% to 100% during calendar years 2004 through 2007. IBM and the Company agreed that they will decide about the future business model of ALTIS not later than January 1, 2007. Additionally, the Company was granted an option through July 1, 2007 to acquire IBM’s interest in ALTIS.

During the year ended September 30, 2001 the Company acquired an aggregate 24.9% interest in Newlogic for a total consideration of €21.

In March 2001, the Company acquired a 20.1% interest (subsequently diluted to 20.0%) in Ramtron for total consideration of €31, consisting of 443,488 ordinary shares and cash of €11. Ramtron is a leading developer of specialty semiconductor memory products, based in Colorado Springs, Colorado, and listed on the Nasdaq exchange under the symbol RMTR. The market price was $2.90 as of September 30, 2004 and $3.96 as of October 20, 2004.

On November 13, 2002, the Company entered into agreements with Nanya relating to a strategic cooperation in the development of DRAM products and the foundation of a 50:50 joint venture (Inotera, directly and indirectly through the Company’s investment in Hwa-Ken Investment Inc.) to construct and operate a 300-millimeter manufacturing facility in Taiwan. Pursuant to the agreements, the Company and Nanya are developing advanced 90-nanometer and 70-nanometer technology, the cost of which will be borne two-thirds by the Company and one-third by Nanya. The new 300-millimeter manufacturing facility will be funded by the Inotera joint venture and employ the technology developed under the aforementioned agreements to manufacture DRAM products and its capacity is anticipated to be completed in two phases. During the year ended September 30, 2004 Inotera completed the construction and started mass production. The second phase is anticipated to be completed in the 2006 financial year. The joint venture partners are obligated to each purchase one-half of the facility’s production based, in part, on market prices.

The Company invested €342 in Inotera during the year ended September 30, 2004. The investment includes interest capitalization of €7 during the year ended September 30, 2004. During the year ended September 30, 2004, Inotera issued shares to employees which diluted the Company’s shareholding at that time while increasing its proportional share of Inotera shareholders‘ equity by €2. As of September 30, 2004, shares designated for issuance to employees could dilute the Company’s shareholding to 44.1%. On October 7, 2004, Inotera’s application for public company status was accepted by the Taiwanese Securities and Futures Bureau.

On October 1, 2002, the Company, Agere Systems Inc. and Motorola Inc. incorporated StarCore LLC, based in Austin, Texas. As of September 30, 2004, the Company holds a 38.7% ownership interest with an aggregate value of €24. StarCore focuses on developing, standardizing and promoting Digital Signal Processor (DSP) core technology.

On October 4, 2002, the Company announced that it had cancelled its shareholders’ agreement with Mosel Vitelic Inc. (‘‘MVI’’) relating to the ProMOS joint venture, effective January 1, 2003, due to material breaches of the terms of the shareholders’ agreement by MVI. The product purchase and capacity reservation agreement, which established the rights and obligations of both shareholders to purchase product from ProMOS, also terminated on January 1, 2003. On January 27, 2003, the Company terminated its technology license agreement with ProMOS. ProMOS subsequently terminated this same technology license agreement. The technology license agreement provides for the use of an arbitration proceeding to resolve certain disputes. In May 2003, ProMOS initiated an arbitration proceeding relating to this dispute and the Company filed counterclaims (see note 31).

During the year ended September 30, 2002, ProMOS distributed employee bonuses in the form of shares and issued shares, which diluted the Company’s shareholding at that time while increasing its proportional share of ProMOS shareholders’ equity by €18. During the year ended September 30,

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

2003 ProMOS repurchased shares in the open market which increased the Company’s shareholding at that time while decreasing its proportional share of ProMOS shareholders’ equity by €2.

In January 2003, the Company announced its intention to liquidate its investment in ProMOS, depending on market conditions, and in accordance with Taiwanese securities regulations. Effective April 1, 2003, due to the lack of significant influence, the investment was no longer accounted for on the equity method, and was treated as marketable securities available-for-sale (see note 11). The Company sold its remaining ProMOS shares by January 2004.

In November 2003 the Company, together with United Epitaxy Company, Ltd., Hsinchu, Taiwan, founded a joint venture company ParoLink. The Company has invested €6 and holds a 56% ownership interest in ParoLink. The Company accounts for its investment in ParoLink using the equity method, since substantive participating minority rights prevent the exercise of unilateral control. In connection with the Company’s planned disposal of its fiber optics business (see note 14), the Company and UEC are in discussion to terminate the joint venture, and accordingly the Company fully impaired its investment as of September 30, 2004.

The Company recognized impairment charges related to certain investments for which the carrying value exceeded the fair value on an other-than-temporary basis, of €39 and €30 and €65 for the years ended September 30, 2002, 2003 and 2004, respectively. Based on a decision to terminate the Company’s venture investing activities, an impairment charge of €28 was recognized as of September 30, 2004, to reduce the carrying value of the Company’s venture investment portfolio to the expected realizable value.

Goodwill of €32 is included in the amount of long-term investments at September 30, 2004. For the Associated Companies as of September 30, 2004, the aggregate summarized financial information for the fiscal years 2002, 2003 and 2004, is as follows:

	2002	2003	2004

Sales	541	600	541
Gross profit	62	67	26
Net income (loss)	6	(6)	(36)

	2002	2003	2004

Current assets	269	243	454
Non-current assets	650	682	1,690
Current liabilities	(442)	(324)	(383)
Non-current liabilities	(13)	(15)	(581)

Shareholders’ equity	464	586	1,180

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

17.	Other Assets

Other non-current assets at September 30, 2003 and 2004 consist of the following:

	2003	2004

Intangible assets, net	411	398
Grants receivables	12	92
Deferred tax charges (note 9)	—	39
Prepaid pension cost (note 28)	1	27
Long-term receivables	23	24
Marketable securities (note 11)	13	19
Associated and Related Companies — financial and other (note 27)	11	10
Notes receivable	5	3
Employee receivables (note 27)	2	2
Other	7	13

Total	485	627

A summary of activity for intangible assets for the year ended September 30, 2004 is as follows:

		Other
	Goodwill	Intangibles	Total

Cost
September 30, 2003	243	339	582
Additions	—	125	125
Impairment charges (note 7)	(71)	—	(71)
Disposals	—	(75)	(75)
Acquisitions (note 3)	23	30	53
Adjustments	(8)	—	(8)
Foreign currency effects	(15)	(5)	(20)

September 30, 2004	172	414	586
Accumulated amortization
September 30, 2003	(25)	(146)	(171)
Amortization	—	(89)	(89)
In-process R&D	—	(9)	(9)
Disposals	—	75	75
Foreign currency effects	4	2	6

September 30, 2004	(21)	(167)	(188)

Book value September 30, 2003	218	193	411

Book value September 30, 2004	151	247	398

The estimated aggregate amortization expense relating to other intangible assets for each of the five succeeding financial years is as follows: 2005 €82; 2006 €60; 2007 €47; 2008 €21; 2009 €7.

Back to Contents

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

During the years ended September 30, 2002, 2003 and 2004, the Company recognized impairment charges of €12, €68 and €71, respectively. As a result of the combination of below forecasted operating results and moderated market expectations, the Company, taking the technical milestones achieved to date into account, revised the forecasted returns for the optical networking reporting unit of the Wireline Communications segment. Accordingly, the Company tested the reporting unit’s goodwill for impairment using a present value technique based on discounted estimated future cash flows pursuant to SFAS No.142, ‘‘Goodwill and Other Intangible Assets’’, and recognized an impairment charge of €68 during the year ended September 30, 2003. As part of the Company’s annual goodwill impairment test in the year ended September 30, 2004, the Company recognized an impairment charge of €71 to reduce the reporting unit’s goodwill to its estimated fair value, principally as a result of a current year decline in revenue and lowered market development expectations.

18.	Trade Accounts Payable

Trade accounts payable at September 30, 2003 and 2004 consist of the following:

	2003	2004

Third party — trade	750	969
Siemens group — trade (note 27)	73	61
Associated and Related Companies — trade (note 27)	54	68

Total	877	1,098

19.	Accrued Liabilities

Accrued liabilities at September 30, 2003 and 2004 consist of the following:

	2003	2004

Personnel costs	257	279
Warranties and licenses	169	78
Settlement for antitrust related matters (note 31)	28	67
Interest	42	33
Other	81	98

Total	577	555

On September 15, 2004 the Company entered into a plea agreement with the United States Department of Justice in connection with their antitrust investigation (see note 31) and agreed to pay a fine aggregating $160 million over a five-year period. The amount due within one year is included in accrued liabilities, and the long-term portion is reflected as other non-current liabilities (see note 22).

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

20.	Other Current Liabilities

Other current liabilities at September 30, 2003 and 2004 consist of the following:

	2003	2004

Taxes payable	237	272
Payroll obligations to employees	121	124
Deferred government grants (note 6)	80	90
Other deferred income	72	58
Restructuring (note 8)	27	16
Financial instruments (note 29)	11	17
Associated and Related Companies — financial and other (note 27)	5	2
Liabilities related to assets held for sale (note 14)	—	31
Other	9	20

Total	562	630

Deferred income includes amounts relating to license income (see note 5) and government grants (see note 6) and deferred revenue. The non-current portion is included in other liabilities (see note 22).

21.	Debt

Debt at September 30, 2003 and 2004 consists of the following:

	2003	2004

Short-term debt:
Loans payable to banks, weighted average rate 2.3%	8	53
Loans payable, weighted average rate 4.5%	—	18
Current portion of long-term debt	138	498
Capital lease obligations	3	2

Total short-term debt and current maturities	149	571

Long-term debt:
Convertible subordinated notes, 4.25%, due 2007	987	636
Convertible subordinated notes, 5.0%, due 2010	688	688
Loans payable to banks:
Unsecured term loans, weighted average rate 2.54%, due 2005-2007	566	69
Secured term loans, weighted average rate 1.75%, due 2005-2010	28	7
Loans payable, weighted average rate 4.0%, due 2005	6	—
Notes payable to governmental entity, rate 1.23%, due 2027	60	27
Capital lease obligations	8	—

Total long-term debt	2,343	1,427

Short-term loans payable to banks consist primarily of borrowings under the terms of short-term borrowing arrangements. Loans payable represent working capital advances to the Company’s flash memory subsidiaries by the minority shareholder and are unsecured and subordinated to other indebtedness of these subsidiaries.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

On June 5, 2003, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V. (as issuer), issued €700 in subordinated convertible notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 68.4 million ordinary shares of the Company, at a conversion price of euro 10.23 per share through maturity. Upon conversion, the Company may pay a cash amount in lieu of delivery of all or part of the shares. The notes accrue interest at 5.0% per year. The notes are unsecured and pari passu with all present and future unsecured subordinated obligations of the issuer, and cannot be converted for the first three years. The note holders have a negative pledge relating to future capital market indebtedness, as defined. The note holders have an early redemption option in the event of a change of control, as defined. A corporate reorganization resulting in a substitution of the guarantor shall not be regarded as a change of control, as defined. The Company may redeem the convertible notes after three years at their principal amount plus interest accrued thereon, if the Company’s share price exceeds 125% of the conversion price on 15 trading days during a period of 30 consecutive trading days. The convertible notes are listed on the Luxembourg Stock Exchange. At September 30, 2004, unamortized debt issuance costs were €12.

On February 6, 2002, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V. (as issuer), issued €1,000 in subordinated convertible notes due 2007 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 28.2 million of the Company’s ordinary shares at a conversion price of euro 35.43 per share through maturity. Upon conversion, the Company may pay a cash amount in lieu of delivery of all or part of the shares. The convertible notes accrue interest at 4.25% per year. The notes are unsecured and pari passu with all present and future unsecured subordinated obligations of the issuer. The note holders have a negative pledge relating to any future capital market indebtedness, as defined. The note holders have an early redemption option in the event of a change of control, as defined. The Company may redeem the convertible notes after three years at their principal amount plus interest accrued thereon, if the Company’s share price exceeds 115% of the conversion price on 15 trading days during a period of 30 consecutive trading days. The convertible notes are listed on the Luxembourg Stock Exchange. During the year ended September 30, 2004, the Company redeemed a notional amount of €360 of the convertible subordinated notes due 2007, which resulted in a net gain of €6 before tax. At September 30, 2004 the outstanding notional amount was €640, of which €500 is the hedged item in a fair value hedge (see note 29), and unamortized debt issuance costs were €5.

Included in current portion of long-term debt as of September 30, 2004 is a €450 syndicated credit facility relating to the expansion of the Dresden manufacturing facility, which was fully drawn as of September 30, 2003 and 2004. The credit facility is supported by a partial guarantee of the Federal Republic of Germany and another governmental entity. The credit facility contains specified financial covenants, provides for annual payments of interest and matures on September 30, 2005. The Company anticipates satisfying this obligation in 2005 from available funds.

In September 2004 the Company executed a $400/€400 syndicated credit facility with a five year term. The facility consists of two tranches: Tranche A is a $400 term loan intended to finance the expansion of its Richmond, Virginia, manufacturing facility. Tranche B is a €400 multicurrency revolving facility to be used for general corporate purposes. Tranche B replaces the Company’s previous €375 multicurrency credit facility expiring in 2005. The maximum outstanding amount of Tranche A will decrease on the basis of a repayment schedule that foresees equal instalments starting from September 30, 2006. The facility has customary financial covenants, and drawings bear interest at market-related rates that are linked to financial performance. The lenders of the aforementioned $400/€400 credit facility are granted a negative pledge relating to the Company’s future financial indebtedness with certain permitted encumbrances. At September 30, 2004, no amounts were outstanding under this facility.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Notes payable to governmental entity consist of unsecured industrial revenue bonds associated with the Infineon Richmond facility. During the year ended September 30, 2004, the Company voluntarily repaid €33 of the industrial revenue bonds.

The Company has established independent financing arrangements with several financial institutions, in the form of both short and long-term credit facilities, which are available for anticipated funding purposes.

			As of September 30, 2004

	Nature of financial	Purpose/intended	Aggregate
Term	institution commitment	use	facility	Drawn	Available

			(Euro in millions)
short-term	firm commitment	working capital,
		guarantees, cash
		management	163	73	90
short-term	no firm commitment	working capital	272	—	272
long-term	firm commitment	working capital	724	—	724
long-term(1)	firm commitment	project finance	601	601	—

Total			1,760	674	1,086

(1)	Including current maturities.

At September 30, 2004, the Company was in compliance with its debt covenants under the relevant facilities

Interest expense for the years ended September 30, 2002, 2003 and 2004 was €83, €115 and €126, respectively.

Aggregate amounts of long-term debt maturing subsequent to September 30, 2004 are as follows:

Year ending September 30,	Amount

2006	49
2007	655
2008	5
2009	2
Thereafter	716

Total	1,427

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

22.	Other Liabilities

Other non-current liabilities at September 30, 2003 and 2004 consist of the following:

	2003	2004

Redeemable interest	242	—
Deferred government grants (note 6)	223	191
Settlement for antitrust related matters (note 31)	—	109
Pension liabilities (note 28)	87	98
Long-term advance	—	45
Minority interest	5	39
Deferred income, (note 5)	50	18
Post-retirement benefits (note 28)	5	5
Other	18	63

Total	630	568

Under the agreements establishing the Infineon Technologies SC300 GmbH & Co. OHG (‘‘SC300’’) venture in Dresden, Germany, the Company had the right to redeem the interests of the other investors in the venture. In March 2004, the Company exercised this right and acquired all of the remaining interests in SC300 for a total value of €278, which represented the aggregate contributed capital of the third parties, plus accrued interest. The interest amounts paid upon redemption, aggregating €21, are reflected as interest expense, paid during the year ended September 30, 2004. Payment of the redemption was effected through the issuance of 26,679,255 of the Company’s ordinary shares (see note 23).

23.	Ordinary Share Capital

As of September 30, 2004 the Company had 747,559,859 registered ordinary shares of euro 2.00 notional value per share outstanding. During the year ended September 30, 2004 the Company increased its share capital by €53 by issuing 26,679,255 shares in connection with the acquisition of the remaining interest in SC300 (see note 22). During the year ended September 30, 2003, due to the achievement of certain milestones, 96,386 shares representing contingent purchase consideration in connection with the Catamaran acquisition (see note 3), were released from third party escrow, and are reflected as issued in the accompanying statement of shareholders’ equity.

   Authorized and Conditional Share Capital

In addition to the issued share capital, the Company’s Articles of Association authorize the Management Board to increase the ordinary share capital with the Supervisory Board’s consent by issuing new shares. As of September 30, 2004, the Management Board may use these authorizations to issue new shares as follows:

•	Through January 21, 2007, Authorized Share Capital I/2002–in an aggregate nominal amount of up to €297 to issue shares for cash, where the preemptive rights of shareholders may be partially excluded, or in connection with business combinations (contributions in kind), where the preemptive rights of shareholders may be excluded for all shares.

•	Through January 19, 2009, Authorized Share Capital II/2004–in an aggregate nominal amount of up to €30 to issue shares to employees (in which case the pre-emptive rights of existing shareholders are excluded).

The Company has conditional capital of up to an aggregate nominal amount of €96 (Conditional Share Capital I) and of up to an aggregate nominal amount of €29 (Conditional Share Capital III)

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

that may be used to issue up to 62.5 million new registered shares in connection with the Company’s long-term incentive plans (see note 24). These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

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

   Dividends

Under German commercial law (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent, as determined in accordance with the HGB. All dividends must be approved by shareholders.

The ordinary shareholders meeting held in January 2004 did not authorize a dividend. No earnings are available for distribution as a dividend for the 2004 financial year, since Infineon Technologies AG on a stand-alone basis as the ultimate parent incurred a cumulative loss (Bilanzverlust) as of September 30, 2004.

24.	Stock-based Compensation

   Fixed Stock Option Plans

On April 6, 2001, the Company’s shareholders approved the International Long-Term Incentive (‘‘LTI’’) Plan (the ‘‘LTI 2001 Plan’’) which replaced the LTI 1999 Plan. Options previously issued under the LTI 1999 Plan remain unaffected as to terms and conditions, however, no additional options may be issued under the LTI 1999 Plan. Under the terms of the LTI 2001 Plan, the Company can grant up to 51.5 million options over a five-year period. The exercise price of each option equals 105% of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options have a vesting period of between two and four years, subject to the Company’s stock reaching the exercise price on at least one trading day, and expire seven years from the grant date.

In 1999, the shareholders approved a share option plan (the ‘‘LTI 1999 Plan’’), which provided for the granting of non-transferable options to acquire ordinary shares over a future period. Under the terms of the LTI 1999 Plan, the Company could grant up to 48 million options over a five-year period. The exercise price of each option equals 120% of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options vest at the latter of two years from the grant date or the date on which the Company’s stock reaches the exercise price for at least one trading day. Options expire seven years from the grant date.

Under the LTI 2001 Plan, the Company’s Supervisory Board will decide annually within three months after publication of the financial results how many options to grant to the Management

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Board. The Management Board will, within the same three-month period, decide how many options to grant to eligible employees.

A summary of the status of the LTI 1999 Plan and the LTI 2001 Plan as of September 30, 2004, and changes during the three years then ended is presented below (options in millions, exercise price in euro):

	2002		2003		2004

		Weighted-		Weighted-		Weighted-
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price

Outstanding at beginning of year	11.3	€48.56	19.9	€35.96	29.9	€25.56
Granted	9.4	€21.74	11.7	€8.97	8.1	€12.32
Exercised	—	—	—	—	—	—
Forfeited and expired	(0.8)	€45.90	(1.7)	€32.80	(2.0)	€25.17

Outstanding at end of year	19.9	€35.96	29.9	€25.56	36.0	€22.59

Exercisable at end of year	5.1	€42.00	9.6	€48.56	13.2	€39.89

The following table summarizes information about stock options outstanding and exercisable at September 30, 2004 (options in millions, exercise price in euro)

	Outstanding			Exercisable

		Weighted-
		average	Weighted-		Weighted-
	Number of	remaining life	average	Number of	average
Range of exercise prices	options	(in years)	exercise price	options	exercise price

€5 – €10	10.6	5.16	€8.92	—	—
€10 – €15	9.2	5.98	€12.41	0.7	€12.57
€15 – €20	0.2	4.84	€15.75	0.1	€15.75
€20 – €25	7.0	4.18	€23.70	3.4	€23.70
€25 – €30	0.1	4.01	€27.40	0.1	€27.45
€40 – €45	4.4	2.46	€42.03	4.4	€42.03
€50 – €55	0.1	3.50	€53.26	0.1	€53.26
€55 – €60	4.4	3.16	€55.18	4.4	€55.18

Total	36.0	4.60	€22.59	13.2	€39.89

   Employee Stock Purchase Plans

The Company has a worldwide employee stock purchase plan which provides employees with the opportunity to purchase ordinary shares of the Company at a discount of 15%, subject to a certain maximum per employee and a one-year holding period. Pursuant to the provisions of this plan, employees purchased 355,460 shares during the year ended September 30, 2002. There was no plan offering during the years ended September 30, 2003 and 2004.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

   Fair value disclosures

As described in note 2, the Company applies APB Opinion 25 and its related interpretations to account for stock-based compensation. SFAS No. 123 establishes an alternative to determine compensation expense based on the fair value of the options at the grant date calculated through the use of option pricing models. Option pricing models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the options granted to the Company’s employees with their exercise restrictions. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company estimated the fair value of each option grant at the date of grant using a Black-Scholes option-pricing model based on a single-option valuation approach with forfeitures recognized as they occur. The following weighted-average assumptions were used for grants for the years ended September 30:

	2002	2003	2004

Weighted-average assumptions:
Risk-free interest rate	4.19%	3.85%	3.68%
Expected volatility	52%	59%	59%
Dividend yield	0%	0%	0%
Expected life in years	4.50	4.50	4.50

Weighted-average fair value per option at grant date in Euro	9.09	4.41	5.88

If the Company had accounted for stock option grants and employee stock purchases under its plans according to the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net income (loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated below, pursuant to the provision of SFAS No. 148 ‘‘Accounting for Stock-Based Compensation—Transition and Disclosure’’ for the years ended September 30:

	2002	2003	2004

Net (loss) income:
As reported	(1,021)	(435)	61

Deduct: Stock-based employee compensation expense included in reported net (loss) income, net of related tax effects	23	7	2
Add: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(92)	(43)	(37)

Pro forma	(1,090)	(471)	26

Basic and diluted EPS (in euro):
As reported	€(1.47)	€(0.60)	€0.08
Pro forma	€(1.57)	€(0.65)	€0.03

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

25.	Other Comprehensive Income (Loss)
The changes in the components of other comprehensive income (loss) for the years ended September 30, 2002, 2003 and 2004 are as follows:
		2002			2003			2004

		Tax			Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net	Pretax	effect	Net

Unrealized (losses) gains on securities:

Unrealized holding (losses) gains	(4)	2	(2)	11	—	11	4	—	4
Reclassification adjustment for losses (gains) included
in net income (loss)	3	(1)	2	4	(2)	2	(11)	—	(11)

Net unrealized (losses) gains .	(1)	1	—	15	(2)	13	(7)	—	(7)
Unrealized gains (losses) on cash flow hedges	—	—	—	—	—	—	1	—	1
Additional minimum pension liability	(13)	5	(8)	4	(2)	2	28	(10)	18
Foreign currency translation adjustment	(92)	—	(92)	(76)	—	(76)	(41)	—	(41)

Other comprehensive (loss) income	(106)	6	(100)	(57)	(4)	(61)	(19)	(10)	(29)
Accumulated other comprehensive income
(loss) – beginning of year	65	8	73	(41)	14	(27)	(98)	10	(88)

Accumulated other comprehensive income
(loss) – end of year	(41)	14	(27)	(98)	10	(88)	(117)	—	(117)

26.	Supplemental Cash Flow Information

	2002	2003	2004

Cash paid for:
Interest	53	104	144
Income taxes	46	53	59
Operating activities:
Cash received for tax-free government grants	86	34	65

Non-cash investing and financing activities:
Contributions from (to) Siemens	10	(6)	—
Assets acquired through capital lease transactions	2	5	—

The Company issued shares to redeem the redeemable interest of €278 related to the SC300 venture during the year ended September 30, 2004 (see note 22).

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Following the Company’s spin-off from Siemens, the Company established a pension plan for its U.S. employees separate from the Siemens U.S. pension plan. At the time of the spin-off, the funded status of the Company’s allocated portion of the Siemens U.S. pension plan relating to the transferred employees was reflected as an accrued pension liability. Subsequently, Siemens transferred assets to fund this liability based on an actuarial determination. The difference between the actuarial valuation at the funding date and the originally allocated liability of €10 and €(6) is reflected as an equity transaction during the years ended September 30, 2002 and 2003, respectively.

The Company issued shares to acquire MIC for €325 during the year ended September 30, 2002 (see note 3).

27.	Related Parties

The Company has transactions in the normal course of business with Siemens group companiesand with Related and Associated Companies (together, ‘‘Related Parties’’). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products, to Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

Related Party receivables at September 30, 2003 and 2004 consist of the following:

	2003	2004

Current:
Siemens group – trade	194	206
Associated and Related Companies – trade	8	12
Siemens group – financial and other	18	18
Associated and Related Companies – financial and other	125	49
Employee receivables	7	9

	352	294

Non-current:
Associated and Related Companies — financial and other	11	10
Employee receivables	2	2

	13	12

Total Related Party receivables	365	306

Related Party payables at September 30, 2003 and 2004 consist of the following:

	2003	2004

Siemens group – trade	73	61
Associated and Related Companies – trade	54	68
Associated and Related Companies – financial and other	5	2

Total Related Party payables	132	131

Related Party receivables and payables have been segregated (1) between amounts owed by or to Siemens group companies and companies in which the Company has an ownership interest and (2) based on the underlying nature of the transactions. Trade receivables and payables include amounts

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

for the purchase and sale of products and services. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrue interest at interbank rates.

The Company and IBM have both extended revolving term loans to ALTIS. As of September 30, 2003 and 2004, the outstanding balance of the Company’s loan to ALTIS was €61 and €42, respectively, and is included in current Associated and Related Companies-financial and other receivables.

At September 30, 2003, current Associated and Related Companies-financial and other receivables include an unsecured loan of €58 to Inotera, which bore interest at market rates and was repaid in October 2003.

Transactions with Related Parties during the years ended September 30, 2002, 2003 and 2004, include the following:

	2002	2003	2004

Sales to Related Parties:
Siemens group companies	685	836	957
Associated and Related Companies	170	163	69

	855	999	1,026

Purchases from Related Parties:
Siemens group companies	681	413	264
Associated and Related Companies	686	470	357

	1,367	883	621

Interest income from (expense to) Related Parties:
Interest income	5	4	2
Interest expense	(2)	(1)	—

	3	3	2

Sales to Siemens group companies include sales to the Siemens group sales organizations for resale to third parties of €77, €86 and €23 for the years ended September 30, 2002, 2003 and 2004, respectively. Sales are principally conducted through the Company’s own independent sales organization directly to third parties. Where the Company has not established its own independent sales organization in a certain country, a commission is paid to the Siemens group sales organizations where they assist in making sales directly to third parties.

Purchases from Siemens group companies primarily include purchases of inventory, IT services, and administrative services.

In February 2004, the Company completed the purchase of assets, including certain liabilities, of the Protocol Software operations of Siemens AG, in exchange for €13 and the employment of approximately 145 of Siemens’ mobile communication software engineers.

Technical equipment was leased to ALTIS (see note 15). The lease ended on September 30, 2004.

On August 10, 2000, Siemens issued a guaranteed exchangeable note with an aggregate nominal amount of €2,500. The notes bear a 1% fixed annual interest rate and are to be redeemed by Siemens on August 10, 2005. Each note can be exchanged, in certain circumstances, through July 27, 2005 for 1,000 of the Company’s shares. During the year ended September 30, 2004, Siemens repurchased

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

€1,905 of the exchangeable notes. As of September 30, 2004 the outstanding exchangeable notes were exchangeable into 5,955,000 of the Company’s shares.

On December 5, 2001, Siemens transferred 200 million of the Company shares, or approximately 28.9% of the Company’s then outstanding share capital, to an non-voting trust, not related to the Siemens group, under a trust agreement. The trustee has legal title to the shares held in trust and Siemens has irrevocably relinquished all voting rights in the shares. However, the trustee is not permitted to vote any of the Company shares it holds in trust under the trust agreement. Siemens continues to be entitled to all the benefits of economic ownership of the shares held in trust, including the right to receive cash dividends and any proceeds resulting from a permitted sale of the Company shares held in trust under the trust agreement. Under the trust agreement, the trustee holds the shares in trust for the benefit of the beneficiaries under the trust agreement, which include Siemens as trustor and third-party shareholders of the Company. The trust agreement will terminate when the Siemens group, on a consolidated basis, has held, directly or indirectly, less than 50% of the voting share capital of the Company, including the shares held in trust by the trustee, for a period of two consecutive years. Certain provisions of the trust agreement, including those relating to voting and transfer of the shares held in trust, may not be amended without the approval of the Company’s shareholders.

The transfer of the Company’s shares to the non-voting trust by Siemens on December 5, 2001, reduced Siemens’ voting interest in the Company by an amount corresponding to the number of shares transferred.

Siemens Pension Trust e.V., Munich informed the Company, by letter dated December 12, 2002, that their share of the voting rights of Infineon Technologies AG had fallen below the threshold of 10% on December 2, 2002. The Company assumes that the shareholding of the Siemens group on a consolidated basis had fallen below 50% at the same time and that the non-voting trust agreement would therefore terminate in December 2004.

On January 12, 2004, Siemens reported that it had sold 150,000,000 shares of Infineon Technologies AG, thereby reducing the shareholding of Siemens Nederland N.V. below the threshold of 10%. As of September 30, 2004, the remaining Siemens interest in the Company of 18.2% was held in the non-voting trust.

28.	Pension Plans

The Company provides pension benefits to a significant portion of its employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both salary level and position). The measurement date for the Company’s pension plans is June 30.

Information with respect to the Company’s pension plans for the years ended September 30, 2002, 2003 and 2004 is presented by German (‘‘Domestic’’) plans and non-German (‘‘Foreign’’) plans.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

	2002		2003		2004

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Accumulated benefit obligations end of year	(182)	(23)	(205)	(52)	(226)	(56)

Change in projected benefit obligations:
Projected benefit obligations beginning of
year	(197)	(47)	(218)	(58)	(243)	(70)
Service cost	(13)	(5)	(13)	(5)	(14)	(7)
Interest cost	(12)	(3)	(13)	(4)	(13)	(4)
Actuarial gains (losses)	—	2	3	(5)	—	3
Business combinations	—	(7)	—	(7)	(1)	(1)
Divestitures	1	—	—	—	1	—
New plan created	(1)	(2)	—	—	—	(2)
Plan amendments	—	—	(4)	—	(3)	—
Benefits paid	2	2	2	1	2	1
Curtailment	2	—	—	3	—	—
Foreign currency effects	—	2	—	5	—	2

Projected benefit obligations end of year.	(218)	(58)	(243)	(70)	(271)	(78)

Change in fair value of plan assets:
Fair value at beginning of year	133	24	120	26	143	27
Contributions and transfers	2	3	22	2	19	2
Actual return on plan assets	(13)	1	3	—	14	3
Benefits paid	(2)	(2)	(2)	(1)	(2)	(1)
Business combination	—	—	—	4	—	—
New plan created	—	2	—	—	—	—
Foreign currency effects	—	(2)	—	(4)	—	(1)

Fair value at end of year	120	26	143	27	174	30

Funded status	(98)	(32)	(100)	(43)	(97)	(48)
Unrecognized actuarial loss	68	3	66	6	59	2
Unrecognized prior service cost (benefit)	—	—	4	(2)	7	(2)
Post measurement date contributions	10	—	16	—	1	1

Net liability recognized	(20)	(29)	(14)	(39)	(30)	(47)

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The above net liability is recognized as follows in the accompanying balance sheets as of September 30:

	2002		2003		2004

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Prepaid pension cost (note 17)	—	—	—	1	27	—
Intangible asset (note 14)	—	—	4	—	—	—
Accumulated other comprehensive income .	33	—	29	—	—	—
Accrued pension liabilities (note 22)	(53)	(29)	(47)	(40)	(51)	(47)
Other current liabilities	—	—	—	—	(6)	—

Net liability recognized	(20)	(29)	(14)	(39)	(30)	(47)

Other current liabilities of €6 at September 30, 2004 related to pension liabilities of the fiber optic business which is held for sale (see note 20).

Information for pension plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets are as follows:

	2002		2003		2004

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Projected benefit obligations	218	58	243	70	271	78
Fair value of plan assets	120	26	143	27	174	30
Accumulated benefit obligations	182	37	205	48	53	51
Fair value of plan assets	120	22	143	22	—	23

The prior service costs relating to the pension plans are amortized in equal amounts over the expected years of future service of each active employee who is expected to receive benefits from the pension plans.

Unrecognized gains or losses are included in the net pension cost for the years if, as of the beginning of the year, the unrecognized net gains or losses exceed 10 percent of the greater of the projected benefit obligation or the market related value of the plan assets. The amortization is the excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The weighted-average assumptions used in calculating the actuarial values for the pension plans are as follows:

	2002		2003		2004

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Discount rate	6.0%	6.4%	5.8%	5.9%	5.8%	5.6%
Rate of compensation increase	3.0%	3.8%	3.0%	3.9%	3.0%	3.7%
Expected return on plan assets	5.4%	8.0%	4.9%	6.8%	6.8%	7.0%

Discount rates are established based on prevailing market rates for high-quality fixed-income instruments that, if the pension benefit obligation was settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. The Company believes short-term changes in interest rates should not affect the measurement of the Company’s long-term obligation.

Investment strategies

The investment approach of the Company’s pension plan involves employing a sufficient level of flexibility to capture investment opportunities as they occur, while maintaining reasonable parameters to ensure that prudence and care are exercised in the execution of the investment program. The Company’s pension plans’ assets are invested with several investment managers. The plans employ a mix of active and passive investment management programs. Considering the duration of the underlying liabilities, a portfolio of investments of plan assets in equity securities, debt securities and other assets is targeted to maximize the long-term return on assets for a given level of risk. Investment risk is monitored on an ongoing basis through periodic portfolio reviews, meetings with investment managers and annual liability measurements. Investment policies and strategies are periodically reviewed to ensure the objectives of the plans are met considering any changes in benefit plan design, market conditions or other material items.

Expected long-term rate of return on plan assets

Establishing the expected rate of return on pension assets requires judgment. The Company’s approach in determining the long-term rate of return for plan assets is based upon historical financial market relationships that have existed over time, the types of investment classes in which pension plan assets are invested, long-term investment strategies, as well as the expected compounded return the Company can reasonably expect the portfolio to earn over appropriate time periods.

The Company reviews the expected long-term rate of return annually and revises it as appropriate. Also, the Company periodically commissions detailed asset/liability studies to be performed by third-party professional investment advisors and actuaries.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Plan asset allocation

As of September 30, 2003 and 2004 the percentage of plan assets invested and the targeted allocation in major asset categories are as follows:

	2003		2004		Targeted Allocation

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Equity securities	42%	51%	45%	60%	45%	60%
Debt securities	50%	40%	46%	38%	52%	40%
Other	8%	9%	9%	2%	3%	0%

Total	100%	100%	100%	100%	100%	100%

The Company’s asset allocation targets for its pension plan assets are based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics, related risk factors, market sensitivity analysis and other relevant factors. The overall allocation is expected to help protect the plans’ funded status while generating sufficiently stable real returns (i.e., net of inflation) to meet current and future benefit payment needs. Due to active portfolio management, the asset allocation may differ from the target allocation up to certain limits for different classes. As a matter of policy, the Company’s pension plans do not invest in the Company’s shares.

The components of net periodic pension cost for the years ended September 30, 2002, 2003 and 2004 are as follows:

	2002		2003		2004

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Service cost	(13)	(5)	(13)	(5)	(14)	(7)
Interest cost	(12)	(3)	(13)	(4)	(13)	(4)
Expected return on plan assets	5	1	6	2	11	2
Amortization of unrecognized losses	(2)	—	(3)	—	(3)	—
Amortization of unrecognized net
obligation	(2)	—	—	—	—	—
Curtailment gain recognized	2	—	—	3	—	—

Net periodic pension cost (note 7)	(22)	(7)	(23)	(4)	(19)	(9)

On September 25, 2000, the Company established the Infineon Technologies Pension Trust e.V. (the ‘‘Pension Trust’’) for the purpose of funding future pension benefit payments for employees in Germany. The Company contributed €155 of cash and marketable debt and equity securities, which qualify as plan assets under SFAS No. 87, to the Pension Trust for use in funding these pension benefit obligations, thereby reducing accrued pension liabilities.

The effect of the employee terminations, in connection with the Company’s restructuring plan (see note 8), on the Company’s pension obligation is reflected as a curtailment in the years ended September 30, 2002 and 2003 pursuant to the provisions of SFAS No. 88 ‘‘Employers Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits’’.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The Company expects that contributions to its pension plans during the year ending September 30, 2005, would not significantly exceed the level of contributions made during the year ended September 30, 2004, based on their current funded status and expected asset return assumptions.

The future benefit payments, which reflect future service, as appropriate, that are expected to be paid from the Company’s pension plan for the next five fiscal years and thereafter are as follows:

Years ending September 30,	Domestic	Foreign
	plans	plans

2005	5	1
2006	6	1
2007	7	2
2008	8	2
2009	9	2
2010 – 2014	67	20

During the year ended September 30, 2002, the Company established a deferred savings plan for its German employees, whereby a portion of the employee’s salary is invested for a lump sum benefit payment including interest upon retirement. The liability for such future payments of €5 and €9 as of September 30, 2003 und 2004, respectively, is actuarially determined and accounted for on the same basis as the Company’s other pension plans.

The Company provides post-retirement health care benefits to eligible employees in the United States. The Company recognized net periodic benefit cost of less than €1 for each of the years ended September 30, 2002, 2003 and 2004. The net liability recognized in the balance sheet was €5 and €5 at September 30, 2003 and 2004, respectively.

On December 8, 2003, the U.S. Medicare Prescription Drug, Improvement and Modernization Act was signed into law. This Act provides for a U.S. federal subsidy to sponsor retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the benefit established by the Act.

29.	Financial Instruments

The Company periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the Company’s market risk of interest rate and exchange rate fluctuations to its foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2003 and 2004 are as follows:

	2003		2004

	Notional		Notional
	amount	Fair value	amount	Fair value

Forward contracts sold:
U.S. dollar	306	5	371	8
Japanese yen	8	—	4	—
Great Britain pound	2	—	—	—
Forward contracts purchased:
U.S. dollar	54	(1)	56	(1)
Japanese yen	29	1	55	—
Singapore dollar	20	—	29	—
Great Britain pound	4	—	4	—
Other currencies	15	1	5	—
Currency Options sold:
U.S. dollar	175	(10)	520	(16)
Currency Options purchased:
U.S. dollar	186	7	514	9
Cross currency interest rate swaps:
U.S. dollar	547	113	406	60
Interest rate swap agreements:	1,200	27	1,442	29

Fair value, net		143		89

During the year ended September 30, 2004, the Company designated two interest rate swap agreements with a total notional amount of €500, as fair value hedges of a corresponding principal amount of its convertible notes due 2007. The change in fair value of these hedges during the year ended September 30, 2004 was €1 and is reflected as part of interest expense.

The Company entered into interest rate swap agreements with independent financial institutions, which are designated as a cash flow hedge of interest rate fluctuations on forecasted future lease payments during the first 10 years of the Campeon lease agreement (see note 31). The ineffective portion of the cash flow hedge of €0 for the year ended September 30, 2004 is reflected in other non-operating income expense. The effective portion of €1 is deferred in other comprehensive income and is expected to be reclassified ratably into earnings as part of the lease expense, from the commencement of the lease, over the relevant period of the lease term.

Gains and losses on derivative financial instruments are included in determining net income, with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other non-operating income (expense), were as follows for the years ended September 30:

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

	2002	2003	2004

Gains (losses) from foreign currency derivatives:
Cost of sales	7	8	44
Other non-operating (expense) income	(20)	106	3

	(13)	114	47

Gains (losses) from foreign currency transactions:
Cost of sales	(21)	(40)	(50)
Other non-operating income (expense)	18	(106)	(12)

	(3)	(146)	(62)

Net losses from foreign currency derivatives and transactions	(16)	(32)	(15)

Fair values of financial instruments are determined using quoted market prices or discounted cash flows. The fair value of the Company’s unsecured term loans and interest-bearing notes payable approximate their carrying values as their interest rates approximate those which could be obtained currently. At September 30, 2004 the convertible notes due 2007 and the convertible notes due 2010 were trading at a 0.4% and a 14.4% premium to par, respectively, based on quoted market values on the Luxembourg Stock Exchange. The fair values of the Company’s cash and cash equivalents, receivables, related-party receivables and payables and other financial instruments approximate their carrying values due to their short-term nature. Marketable securities are recorded at fair value (see note 11).

30.	Risks

Financial instruments that expose the Company to credit risk consist primarily of trade receivables, cash equivalents, marketable securities and foreign currency derivatives. Concentrations of credit risks with respect to trade receivables are limited by the large number of geographically diverse customers that make up the Company’s customer base. The Company controls credit risk through credit approvals, credit limits and monitoring procedures, as well as comprehensive credit evaluations for all customers. Related Parties account for a considerable portion of sales and trade receivables. The credit risk with respect to cash equivalents, marketable securities and foreign currency derivatives is limited by transactions with a number of large international financial institutions up to pre-established limits. The Company does not believe that there is significant risk of non-performance by these counterparties because the Company monitors their credit risk and limits the financial exposure and the amount of agreements entered into with any one financial institution.

In order to remain competitive, the Company must continue to make substantial investments in process technology and research and development. Portions of these investments might not be recoverable if these research and development efforts fail to gain market acceptance or if markets significantly deteriorate.

Due to the high-technology nature of the Company’s operations, intellectual property is an integral part of the Company’s business. The Company has intellectual property which it has self-developed, purchased or licensed from third parties. The Company is exposed to infringements by others on such intellectual property. Conversely, the Company is exposed to assertions by others of infringement by the Company on their intellectual property.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The Company, through its use of third-party foundry and joint venture arrangements, has a significant portion of manufacturing capacity outside of its direct control. As a result, the Company is reliant upon such other parties for the timely and uninterrupted supply of products and is exposed, to a certain extent, to fluctuations in product procurement cost.

The Company has established policies and procedures which serve as business conduct guidelines for its employees. Should these guidelines not be adhered to, the Company could be exposed to risks relating to wrongful actions by its employees.

Approximately 10,000 of the Company’s employees are covered by collective bargaining agreements. Agreements pertaining to an aggregate of 3,290 non-management employees expire during the year ending September 30, 2005. The provisions of these agreements generally remain in effect until replaced through a subsequent agreement. Agreements for periods after expiration are to be negotiated with the respective trade unions through a process of collective negotiations.

31.	Commitments and Contingencies

   Litigation

In August 2000, Rambus Inc. (‘‘Rambus’’) filed separate actions against the Company in the U.S. and Germany. Rambus alleges that the Company’s SDRAM and DDR DRAM products infringe patents owned by Rambus.

In May 2001, the U.S. District Court for the Eastern District of Virginia (the ‘‘District Court’’) dismissed all 57 of Rambus’ patent infringement claims against the Company. In addition, the court found that Rambus committed fraud by its conduct in the JEDEC standard setting organization and awarded damages to the Company. In January 2003 the U.S. Court of Appeals for the Federal Circuit (‘‘CAFC’’) revised the District Court’s claim construction on 4 claim terms, and remanded the infringement case back to the District Court for a jury trial. The CAFC also reversed the District Court’s finding that Rambus had committed fraud by its conduct in JEDEC. The Company appealed the CAFC’s decision unsuccessfully to the U.S. Supreme Court. On January 8, 2004 the District Court ruled that Rambus’ infringement case would be limited to four patent claims and would not permit Rambus to assert a variety of related claims. From February 18, 2004 through August 26, 2004 the parties filed a series of related motions and petitions to the District Court. The District Court has scheduled a trial date for February 10, 2005. The Company believes it has meritorious defenses to the allegations of infringement, and meritorious counterclaims against Rambus that would bar enforcement of the patents.

Proceedings in the German court began in December 2000 and are still active. An expert report commissioned by the court was rendered in May 2002 but the court has not made a decision on the basis of this report. In September 2002, the European Patent Office (EPO) declared that the Rambus patent had been unduly broadened. Rambus appealed the EPO’s declaration, and the EPO ruled at a hearing in February 2004 that Rambus’ patent was invalid and revoked it. In June 2004 Rambus withdrew its initially filed claims but brought two new patents to the litigation. These patents will be handled by the court in a separate case. The Company believes it has meritorious defenses to these new allegations of infringement.

SDRAM and DDR DRAM products incorporating the technology that is the subject of the Rambus claims currently constitute substantially all of the products of the Company’s Memory Products segment. This segment contributed net sales of €2,926 and earnings before interest and taxes of €169 during the year ended September 30, 2004. If the Company were to be enjoined from producing SDRAM and DDR DRAM products, its financial position and results of operations would be materially and adversely affected, since the Company would have to discontinue the SDRAM and DDR DRAM product lines or enter into a licensing arrangement with Rambus, which could require the payment of substantial licensing fees.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The Company currently holds a license under certain RDRAM technology from Rambus, which is not in dispute in the proceedings described above.

On May 5, 2004, Rambus filed a complaint in a California state court against the Company and its U.S. subsidiary, as well as Siemens, Micron Technology Inc. and Hynix Semiconductor Inc., alleging that these DRAM manufacturers had conspired to restrict output and fix prices of Rambus DRAM (‘‘RDRAM’’) in order to prevent widespread adoption of RDRAM as ‘‘main memory’’ for PCs and to monopolize the worldwide DRAM market. Rambus claims lost royalties of at least one billion dollars and seeks treble damages as well as punitive damages. Based on the allegation raised at the California state court Rambus also filed a complaint against the Company, as well as Siemens, Micron Technology Inc. and Hynix Semiconductur Inc. at the European Commission on June 18, 2004. On September 28, 2004 the Company requested that the European Commission reject this complaint. The Company plans to vigorously defend against Rambus’ claims.

On September 15, 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (‘‘DOJ’’) in connection with its ongoing investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count related to the pricing of DRAM products between July 1, 1999 and June 15, 2002. Under the terms of the agreement, the Company agreed to pay a fine of $160 million. The fine plus accrued interest is to be paid in equal annual instalments through 2009. On October 25, 2004 the plea agreement was accepted by the U.S. District Court for the Northern District of California. The matter has been therefore fully resolved between the Company and the DOJ, subject to the Company’s ongoing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The wrongdoing charged by the DOJ was limited to six OEM customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these customers and is negotiating a settlement with the remaining customer.

Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against Infineon, its U.S. subsidiary and other DRAM suppliers. Sixteen cases were filed between June 2002 and September 2002 in the following federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from the various DRAM suppliers during a specified time period commencing on or after October 1, 2001. The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation held a hearing and subsequently ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated or consolidated pretrial proceedings as part of a Multi-District Litigation (the ‘‘MDL’’).

Nineteen additional cases were filed between August 2, 2002 and October 15, 2004 in the following state courts: California (five in San Francisco County, one in Los Angeles County, one in Santa Clara County and one in Humboldt County), Massachusetts (one in Essex County and one in Middlesex County), Florida (one in Seventeenth and one in Collier County), West Virginia (Brooke County), Kansas (Johnson County), Michigan (Wayne County), North Carolina (Mecklenburg County), South Dakota (Pennington County), Arkansas (Hot Spring County) and Tennessee (Davidson County). Each of these state cases purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM during specified time periods commencing in or after 1999. The complaints allege violations of California’s Cartwright Act, unfair competition law and unjust enrichment and seek treble damages in unspecified amounts, restitution, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In response to a petition filed by one of the plaintiffs, a judge appointed by the Judicial Council of California subsequently ordered that the then-

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

pending California state cases be coordinated for pretrial purposes and recommended that they be transferred to San Francisco County Superior Court for coordinated or consolidated pretrial proceedings. The Massachusetts Essex County and the Florida Collier County cases were ordered transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated and consolidated pretrial proceedings as part of the MDL described above.

In April 2003, the Company received a request for information from the European Commission (the ‘‘Commission’’) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. The Company has reassessed the matter after its plea agreement with the DOJ and made an accrual as of September 30, 2004 for a probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although the Company cannot more accurately estimate the amount of such actual fine. The Company is fully cooperating with the Commission in its investigation.

In May 2004, the Canadian Competition Bureau advised the Company’s U.S. subsidiary that it and its affiliated companies are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act in the DRAM industry. No compulsory process (such as subpoenas) has been commenced. The Competition Bureau’s inquiry is at a relatively early stage. The Company is cooperating with the Competition Bureau in its inquiry.

On October 1, 2004, the Company learned from press reports that a San Francisco law firm claimed to have filed a class action lawsuit in the U.S. District Court for the Northern District of California. The complaint alleges violations of the U.S. federal securities laws and seeks damages on behalf of a class of purchasers of Infineon Technologies AG publicly traded securities for the period from March 13, 2000 to July 19, 2004. Other press reports indicate that additional class action lawsuits have been filed in U.S. courts based on similar alleged violations of U.S. securities laws and on behalf of purchasers of the same securities for similar periods. Some class action lawsuits appear to extend this period to September 15, 2004. The Company will vigorously defend against allegations of U.S. securities laws violations.

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. During the years ended September 30, 2003 and 2004, the Company accrued liabilities in the amount of €28 and €209, respectively, related to the antitrust investigations and related civil claims described above. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material impact on the Company’s results of operations and financial position.

An adverse final resolution of the Rambus claims, the antitrust investigations or related civil claims and the securities class action lawsuits described above could result in substantial financial liability to, and other adverse effects upon, the Company, which would have a material adverse effect on its business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations or financial condition or cash flows.

One of the Company’s customers notified it on May 18, 2000 that the customer had received a letter from Rambus alleging that one of the components of its product violates Rambus’ patents. The Company supplied this customer with the relevant component, and the customer has requested that

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

the Company indemnify it for any damages it may incur as a result of Rambus’ claims. The customer’s notice to the Company does not specify any figure for such damages. Accordingly, the Company cannot predict at this time what the Company’s exposure, if any, is likely to be if this customer’s claim against the Company is found to be valid.

On May 7, 2003, ProMOS filed arbitration proceedings against the Company in Munich under the ICC Arbitration Rules. The Company had licensed certain DRAM technologies to ProMOS under a license agreement, which the Company subsequently terminated due to ProMOS’ material breach. ProMOS is seeking an affirmative judgment that ProMOS was entitled to terminate the license agreement due to the Company’s material breach, but to be allowed to continue to use the licensed technology. ProMOS is also seeking payment of approximately $36 million for DRAM products sold to the Company. Originally ProMOS had claimed $31 million, however, on December 19, 2003 ProMOS amended such claim to $36 million and introduced a new claim for damages in the amount of approximately $354 million based on The Company’s alleged material breach of the license agreement. On June 18, 2004 ProMOS reduced such claim for damages to approximately $175 million, but then increased it to approximately $338 million on September 17, 2004. The Company has denied the alleged material breach and requested the arbitration tribunal to dismiss all of ProMOS’ claims. The Company has also filed counterclaims seeking an affirmative judgment that the Company was entitled to terminate the license agreement due to a material breach by ProMOS, that ProMOS be required to cease using the Company’s DRAM technologies and that the Company is entitled to damages for the misappropriation of the Company’s DRAM technologies. Between March 31, 2004 and September 17, 2004 the Company elaborated and amended its claim for damages. With its current submission the Company is seeking damages of up to $568 million (after deduction of $36 million for DRAM products purchased from ProMOS). The exact amount of damages, if any, is to be determined by the arbitration tribunal. The Company does not believe that the ultimate resolution of these proceedings will have a material adverse effect on its results of operations or financial condition (see note 33).

In late 2002, MOSAID Technologies Inc. (‘‘MOSAID’’) alleged that the Company is violating 11 DRAM-related U.S. patents of MOSAID. In December 2002, the Company filed an action in the U.S. District Court for the Northern District of California seeking a declaratory judgment that the Company does not violate such patents. On February 7, 2003, MOSAID filed a counter-suit opposing the Company’s motion for declaratory judgment and seeking damages for the alleged patent infringement. On November 3, 2003 MOSAID announced that it has filed an amended counterclaim to add two new patents to its previous claims. This matter has since been consolidated under the federal multidistrict litigation rules with another lawsuit filed by MOSAID against Samsung in the U.S. District Court for the District of New Jersey. A Markman hearing on the patent claim construction was held at the end of January 2004 and a decision on the claim construction was issued on March 23, 2004. A trial will likely be scheduled in the U.S. District Court for the Northern District of California some time in 2005. The Company intends to vigorously defend itself against MOSAID’s claims. An adverse final resolution could result in significant financial liabilities to, and other adverse effects upon, the Company, which would have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material effect on the Company’s results of operations or cash flows in the year of settlement.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

In connection with Infineon’s Formation, Siemens retained certain facilities located in the U.S. and certain related environmental liabilities. Businesses contributed to the Company by Siemens have conducted operations at certain of these facilities and, under applicable law, could be required to contribute to the environmental remediation of these facilities despite their retention by Siemens. Siemens has provided guarantees to certain third parties and governmental agencies, and all involved parties have recognized Siemens as the responsible party for all applicable sites. No assessments have been made of the extent of environmental remediation, if any, that could be required, and no claims have been made against the Company in this regard. The Company believes its potential exposure, if any, to liability for remediating the U.S. facilities retained by Siemens is therefore low.

   Contractual Commitments

The following table summarizes the Company’s commitments with respect to external parties as of September 30, 2004(1)(2):

		Payments Due to Period

		Less than	1 - 2	2 - 3	3 - 4	4 - 5	After 5
	Total	1 year	years	years	years	years	years

Contractual commitments:
Operating lease payments	918	83	101	77	74	55	528
Unconditional purchase commitments	1,711	1,356	187	69	37	17	45
Other long-term commitments	321	125	50	45	101	—	—

Total Commitments	2,950	1,564	338	191	212	72	573

(1)	Certain payments of obligations or expirations of commitments that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of payments or expirations in the particular case. Actual outcomes could differ from those estimates.

(2)	Product purchase commitments associated with continuing capacity reservation agreements are not included in this table, since the purchase prices are based, in part, on future market prices, and are accordingly not accurately quantifiable at September 30, 2004. Purchases under these arrangements aggregated €683 for the year ended September 30, 2004.

Included in the table are:

•	Operating lease payments, which include forecasted lease payments under the assumption that the lessor will fulfil its contractual obligations to complete the construction, and occupation will take place.

•	Unconditional purchase commitments, which include orders placed for equipment and machinery related to the Company’s manufacturing facilities, including the expansion in Richmond, Virginia and Suzhou, China, principally due in the year ending September 30, 2005.

In December 2002, the Company and Semiconductor Manufacturing Industrial Corporation (‘‘SMIC’’) entered into a technology transfer and capacity reservation agreement. In exchange for the technology transfer, SMIC will reserve specified capacity over a five-year period, with product purchases based on a market price formula. In 2004 the parties amended their agreement to include next generation technology.

On July 28, 2003, the Company entered into a joint venture agreement with China-Singapore Suzhou Industrial Park Venture Company (‘‘CSVC’’) for the construction of a back-end manufacturing facility in the Peoples Republic of China. The capital invested by CSVC earns an annual return and has a liquidation preference. All accumulated earnings and dividend rights accrue to the benefit of the Company. Accordingly, the Company has consolidated 100% of the results of operations of the joint venture from inception.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The Company has capacity reservation agreements with certain Associated Companies and external foundry suppliers for the manufacturing and testing of semiconductor products. These agreements generally are greater than one year in duration and are renewable. Under the terms of these agreements, the Company has agreed to purchase a portion of their production output based, in part, on market prices.

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

Other Contingencies

The following table summarizes the Company’s contingencies with respect to external parties, other than those related to litigation, as of September 30, 2004(1):

		Expirations by Period

		Less than	1 - 2	2 - 3	3 - 4	4 - 5	After 5
	Total	1 year	years	years	years	years	years

Maximum potential future payments:
Guarantees	419	10	—	304	—	—	105
Contingent government grants(2)	433	58	52	161	126	33	3

Total contingencies	852	68	52	465	126	33	108

(1)	Certain expirations of contingencies that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of expirations in the particular case. Actual outcomes could differ from those estimates.

(2)	Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not otherwise guaranteed and could be refundable if the total project requirements are not met.

On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (‘‘MoTo’’) to lease an office complex that is to be constructed by MoTo south of Munich. The office complex will enable the Company to locate its employees, who are currently situated in various locations throughout Munich, in one central physical working environment. MoTo is responsible for the construction, which is expected to be completed in the second half of calendar year 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. Upon completion, the complex will be leased for a period of 20 years. After year 15, the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 in escrow, which is included in restricted cash as of September 30, 2004, and cannot be utilized by the lessor prior to occupation. Lease payments are subject to limited adjustment based on specified financial ratios related to the Company. The agreement will be accounted for as an operating lease, in accordance with SFAS No. 13, ‘‘Accounting for Leases’’, with monthly lease payments expensed on a straight-line basis over the lease term. The agreement is subject to various conditions prior to commencement of the lease.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

requirements not be met, as of September 30, 2004, a maximum of €433 of these subsidies could be refundable.

The Company through certain of its sales and other agreements may, in the normal course of business, be obligated to indemnify its counterparties under certain conditions for warranties, patent infringement or other matters. The maximum amount of potential future payments under these types of agreements is not predictable with any degree of certainty, since the potential obligation is contingent on conditions that may or may not occur in future, and depends on specific facts and circumstances related to each agreement. Historically, payments made by the Company under these types of agreements have not had a material adverse effect on the Company’s business, results of operations or financial condition.

A tabular reconciliation of the changes in the aggregate product warranty liability for the year ended September 30, 2004 is as follows:

2004

Balance as of October 1, 2003	139
Accrued during the year, net	24
Settled during the year	(95)

Balance as of September 30, 2004	68

Based on the Company’s assessment of warranty exposures at September 30, 2004, the Company reversed its previous provision and related insurance receivable.

The Company has guarantees outstanding to external parties of €419 as of September 30, 2004. In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of September 30, 2004, such inter-company guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €1,911, of which €1,340 relates to the convertible notes issued.

32.	Operating Segment and Geographic Information

The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, ‘‘Disclosure about Segments of an Enterprise and Related Information’’.

The Company operates primarily in four major operating segments, three of which are application focused: Wireline Communications, Secure Mobile Solutions and Automotive & Industrial; and one of which is product focused: Memory Products. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the ‘‘Other Operating Segments’’ category pursuant to SFAS No. 131.

During the year ended September 30, 2004 the Company reorganized certain of its business from the Secure Mobile Solutions segment to the Automotive & Industrial segment. Accordingly, the prior years’ segment results have been reclassified to be consistent with the revised reporting structure and presentation, as well as and to facilitate analysis of current and future operating segment information.

Each of the segments has a segment manager reporting directly to the Chief Operating Officer and Chief Financial Officer, who have been collectively identified as the Chief Operating Decision

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Maker (‘‘CODM’’). The CODM makes decisions about resources to be allocated to the segments and assesses their performance using revenues and EBIT. The Company does not identify or allocate assets to the operating segments nor does the CODM evaluate the segments on these criteria on a regular basis, except that the CODM is provided information regarding certain inventories on an operating segment basis.

The accounting policies of the segments are substantially the same as described in the summary of significant accounting policies (see note 2). As stated above, fixed assets are not identified by individual operating segments for management reporting purposes on a regular basis and accordingly are not allocated to the operating segment. The Company does, however, allocate depreciation expense to the operating segments based on production volume and product mix using standard costs. Information with respect to the Company’s operating segments follows:

   Wireline Communications

The Wireline Communications segment designs, develops, manufactures and markets semiconductors and fiber-optic components for the communications access, WAN (Wide Area Network), MAN (Metropolitan Area Network) and Carrier Access (both broadband and traditional Access) sectors of the wireline communications market. The Company has entered into an agreement for the sale of this segment’s fiber optics business to Finisar (see note 14).

   Secure Mobile Solutions

The Secure Mobile Solutions segment designs, develops, manufactures and markets a wide range of ICs for wireless applications, security controllers, security memories and other semiconductors and complete system solutions for wireless and security applications.

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

Other Operating Segments

Remaining activities for certain product lines that have been disposed of, as well as other business activities, are included in the Other Operating Segments.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The following tables present selected segment data for the years ended September 30, 2002, 2003 and 2004:

	2002	2003	2004

Net sales:
Wireline Communications	386	459	434
Secure Mobile Solutions	1,015	1,403	1,790
Automotive & Industrial	1,464	1,634	1,820
Memory Products	1,861	2,485	2,926
Other Operating Segments	117	139	196
Corporate and Reconciliation	47	32	29

Total	4,890	6,152	7,195

	2002	2003	2004

EBIT:
Wireline Communications	(245)	(188)	(179)
Secure Mobile Solutions	(143)	(65)	124
Automotive & Industrial	138	187	244
Memory Products	(630)	31	169
Other Operating Segments	9	(49)	(58)
Corporate and Reconciliation	(264)	(215)	(44)

Total	(1,135)	(299)	256

	2002	2003	2004

Depreciation and Amortization:
Wireline Communications	97	61	49
Secure Mobile Solutions	247	280	278
Automotive & Industrial	282	293	274
Memory Products	709	768	683
Other Operating Segments	35	35	36
Corporate and Reconciliation	—	—	—

Total	1,370	1,437	1,320

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

	2002	2003	2004

Equity in earnings (losses) of Associated Companies:
Wireline Communications	—	(2)	(2)
Secure Mobile Solutions	—	(2)	(4)
Automotive & Industrial	—	—	—
Memory Products	(56)	22	(16)
Other Operating Segments	(1)	(1)	(4)
Corporate and Reconciliation	10	1	12

Total	(47)	18	(14)

	2002	2003	2004

Inventories:
Wireline Communications	62	59	34
Secure Mobile Solutions	159	142	197
Automotive & Industrial	270	277	311
Memory Products	360	452	368
Other Operating Segments	21	21	13
Corporate and Reconciliation	19	8	37

Total	891	959	960

Goodwill at September 30, 2003 and 2004 is reflected in the following segments:

	2003	2004

Goodwill:
Wireline Communications	98	47
Secure Mobile Solutions	2	4
Automotive & Industrial	22	13
Memory Products	90	81
Other Operating Segments	6	6
Corporate and Reconciliation	—	—

Total	218	151

Due to the organizational structure of the operating segments, there are currently no sales transactions between operating segments. Accordingly, net sales by operating segment represent sales to external customers.

Raw material and work-in-process of certain common logic production front-end facilities, and work-in-process of the common back-end facilities, are not under the direct control or responsibility of any of the operating segment managers, but rather of the site management. The site management is responsible for the execution of the production schedule, volume and units. Accordingly, this inventory is not attributed to any operating segment, but is included in the ‘‘corporate and reconciliation’’ column. Only unstarted wafers of the back-end facilities (‘‘chip stock’’) and finished

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

goods are attributable to the operating segments and included in the segment information reported to the CODM.

Certain items are included in corporate and reconciliation and are not allocated to the segments. These include certain corporate headquarters’ costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by corporate and reconciliation. The Company allocates excess capacity costs based on a foundry model, whereby such allocations are reduced based upon the lead time of order cancellation or modification. Any unabsorbed excess capacity costs are included in corporate and reconciliation. Significant components of corporate and reconciliation EBIT for the years ended September 30, 2002, 2003 and 2004 are as follows:

	2002	2003	2004

Corporate and Reconciliation:
Unabsorbed excess capacity costs	(211)	(101)	(34)
Restructuring charges	(16)	(29)	(17)
Corporate information technology development costs	(36)	(13)	—
Other, net	(1)	(72)	7

Total	(264)	(215)	(44)

The following is a summary of operations by geographic area for 2002, 2003 and 2004:

	2002	2003	2004

Net sales:
Germany	1,266	1,535	1,675
Other Europe	943	1,112	1,263
North America	1,158	1,393	1,524
Asia/Pacific	1,287	1,821	2,263
Japan	159	256	364
Other	77	35	106

Total	4,890	6,152	7,195

	2002	2003	2004

Property, plant and equipment:
Germany	2,467	2,152	1,962
Other Europe	688	652	514
North America	969	641	619
Asia/Pacific	366	369	490
Japan	1	1	1
Other	—	2	1

Total	4,491	3,817	3,587

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Revenues from external customers are based on the customers’ billing location. Regional employment data is provided in note 7.

Except for sales to Siemens, which are discussed in note 27, no single customer accounted for more than 10% of the Company’s sales during any of the years ended September 30, 2002, 2003 and 2004. Sales to Siemens are made primarily by the non-memory product segments.

The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate business segments.

EBIT is determined as follows from the statement of operations, without adjustment to the U.S. GAAP amounts presented:

	For the year ended September 30,

	2002	2003	2004

Net (loss) income from continuing operations	(1,017)	(435)	61
Adjust: Income tax (benefit) expense	(143)	84	154
Interest expense, net	25	52	41

EBIT	(1,135)	(299)	256

33.	Subsequent Events

On November 10, 2004, the Company and ProMOS reached an agreement regarding ProMOS’ license of the Company’s previously transferred technologies, pursuant to which ProMOS may continue to produce and sell products using those technologies and to develop its own processes and products. As full consideration, ProMOS has agreed to pay the Company $156 million in four instalments through April 30, 2006, against which the Company’s accrued payable for DRAM products from ProMOS of $36 million is to be offset. The parties have agreed to withdraw their respective claims, including arbitration. The Company will recognize the relevant license income during the three months ending December 31, 2004.

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: November 26, 2004
Munich, Germany
INFINEON TECHNOLOGIES AG

By:/s/ Dr. WOLFGANG ZIEBART
DR. WOLFGANG ZIEBART
Member of the Management Board and Chief Executive Officer

By:/s/ PETER FISCHL
PETER FISCHL
Member of the Management Board and Chief Financial Officer

Back to Contents

Exhibit Index

Exhibit Number	Description of Exhibit

1.1*	Articles of Association of Infineon Technologies AG (English translation) (as of March 2004)

1.2	Rules of Procedure for the Management Board of Infineon Technologies AG (English translation) (incorporated by reference to Exhibit 1.2 to Infineon’s Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))

1.3	Rules of Procedure for the Supervisory Board of Infineon Technologies AG (English translation) (incorporated by reference to Exhibit 1.3 to Infineon’s Annual Report on Form 20-F for Financial Year 2000 (File No. 1-15000))

4.1	Gestionsvertrag und Dienstleistungsvertrag zwischen Siemens Aktiengesellschaft und Infineon Technologies AG i.Gr., effective as of April 1, 1999 (Management and Services Agreement between Siemens Aktiengesellschaft and Infineon Technologies AG i.Gr., effective as of April 1, 1999) (incorporated by reference to Exhibit 10.3 of Infineon’s Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)

4.2	Rahmenvertrag zwischen Siemens Aktiengesellschaft und Infineon Technologies AG über technische Entwicklung der Zentralabtellung Technik von Siemens, effective as of April 1, 1999 (Framework Agreement between Siemens Aktiengesellschaft and Infineon Technologies AG regarding technical development by Siemens’ Central Technical Division, effective as of April 1, 1999) (incorporated by reference to Exhibit 10.4 of Infineon’s Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)

4.3	Patent Cross License Agreement between Infineon Technologies AG and Siemens Aktiengesellschaft, dated as of February 11, 2000 (incorporated by reference to Exhibit 10.7 of Infineon’s Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)

4.4	Rahmenmietvertrag über gewerbliche Flächen zwischen der Siemens Aktiengesellschaft und der Infineon Technologies Aktiengesellschaft i.Gr., dated as of August 10, 1999 (Framework lease regarding commercial property between Siemens Aktiengesellschaft and Infineon Technologies Aktiengesellschaft i.Gr., dated as of August 10, 1999) (Otto-Hahn-Ring 6, Sankt-Martin-Strasse 76 and Sankt-Martin-Strasse 53) (incorporated by reference to Exhibit 10.9 of Infineon’s Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)

4.5	Einzelmietvertrag zum Rahmenmietvertrag über gewerbliche Flächen zwischen der Siemens Aktiengesellschaft und Infineon Technologies AG i. Gr., dated as of September 29, 1999 (Individual lease under a framework lease regarding commercial property between Siemens Aktiengesellschaft and Infineon Technologies AG, dated as of September 29, 1999) (Sankt-Martin-Str. 53) (incorporated by reference to Exhibit 10.10 of Infineon’s Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)

4.6	Einzelmietvertrag zum Rahmenmietvertrag über gewerbliche Flächen zwischen der Siemens Aktiengesellschaft und Infineon Technologies AG i. Gr., dated as of August 12, 1999 (Individual lease under a framework lease regarding commercial property between Siemens Aktiengesellschaft and Infineon Technologies AG, dated as of August 12, 1999) (Sankt-Martin-Str. 76) (incorporated by reference to Exhibit 10.11 of Infineon’s Registration Statement on Form F-1 (File No. 333 11508), dated as of March 10, 2000)

4.7	Einzelmietvertrag zum Rahmenmietvertrag über gewerbliche Flächen zwischen der Siemens Aktiengesellschaft und Infineon Technologies AG i. Gr., dated as of October 14, 1999 (Individual lease under a framework lease regarding commercial property between Siemens Aktiengesellschaft and Infineon Technologies AG, dated as of October 14, 1999) (Otto-Hahn-Ring 6) (incorporated by reference to Exhibit 10.12 of Infineon’s Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)

4.8	Mietvertrag über gewerbliche Flächen zwichen der SIM 12, Grundstücks GmbH & Co. KG und der Infineon Technologies Aktiengesellschaft dated as of July 29, 1999 (Lease regarding commercial property between SIM 12, Grundstücks GmbH & Co. KG and Infineon Technologies Aktiengesellschaft, dated as of July 29, 1999) (Balanstrasse 73) (incorporated by reference to Exhibit 10.13 of Infineon’s Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)

Back to Contents

Exhibit Number	Description of Exhibit

4.9	Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and Compagnie IBM France, dated as of June 24, 1999 (incorporated by reference to Exhibit 10.15 of Infineon’s Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)

4.10	256M Shrink I, III and IV Agreement among International Business Machines Corporation and Siemens Aktiengesellschaft and Toshiba Corporation, dated as of January 1, 1997 (incorporated by reference to Exhibit 10.22 of Infineon’s Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)

4.11	IG Shrink I and II Agreement among International Business Machines Corporation and Infineon Technologies AG, dated as of October 1, 1999 (incorporated by reference to Exhibit 10.23 of Infineon’s Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)

4.12	Commercial Agreement between Intel Corporation and Infineon Technologies AG, dated as of February 14, 2000 (incorporated by reference to Exhibit 10.25 of Infineon’s Registration Statement on Form F-1 (File No. 333-11508), dated as of March 10, 2000)

4.13	Registration Rights Agreement dated as of June 29, 2001, among Infineon Technologies AG, Siemens Aktiengesellschaft, Siemens Nederland N.V. and Siemens Pension Trust e.V. (incorporated by reference to Exhibit 10.2 to Infineon’s Registration Statement on Form F-3 (File No. 333-3590), dated July 10, 2001)

4.14	Rahmendarlehensvertrag (Framework Loan Agreement) dated April 3, 2001, between Infineon and Siemens AG (incorporated by reference to Exhibit 10.2 of Infineon’s Registration Statement on Form F-3 (File No. 333-3590), dated July 10, 2001)

4.15	Non Compete Agreement between OSRAM GmbH and Infineon dated as of April 3, 2001 (incorporated by reference to Exhibit 4.32 to Infineon’s Annual Report on Form 20-F for Financial Year 2001 (File No. 1-15000))

4.16	Terms and Conditions of 4.25% Guaranteed Subordinated Convertible Notes due 2007 in the aggregate nominal amount of EUR 1,000,000,000 (the ‘‘Subordinated Convertible Notes’’) issued on February 1, 2002 by Infineon Technologies Holding B.V. (incorporated by reference to Exhibit 4.33 to Infineon’s Annual Report on Form 20-F for Financial Year 2001 (File No. 1-15000))

4.17	Undertaking for Granting of Conversion Rights from Infineon Technologies AG to JPMorgan Chase Bank for the benefit of the holders of the Subordinated Convertible Notes, dated February 1, 2002 (incorporated by reference to Exhibit 4.34 to Infineon’s Annual Report on Form 20-F for Financial Year 2001 (File No. 1-15000))

4.18	Subordinated Guarantee of Infineon Technologies AG, as Guarantor, in favor of the holders of Subordinated Convertible Notes, dated February 1, 2002 (incorporated by reference to Exhibit 4.35 to Infineon’s Annual Report on Form 20-F for Financial Year 2001 (File No. 1-15000))

4.19	Loan Agreement dated February 1, 2002, between Infineon Technologies Holding B.V., as Issuer, and Infineon Technologies AG (incorporated by reference to Exhibit 4.36 to Infineon’s Annual Report on Form 20-F for Financial Year 2001 (File No. 1-15000))

4.20	Assignment Agreement dated February 1, 2002, among Infineon Technologies Holding B.V., Infineon Technologies AG and JPMorgan Chase Bank for the benefit of the holders of the Subordinated Convertible Notes (incorporated by reference to Exhibit 4.37 to Infineon’s Annual Report on Form 20-F for Financial Year 2001 (File No. 1-15000))

4.21†	Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002 (incorporated by reference to Exhibit 4.38 to Infineon’s Annual Report on Form 20-F for Financial Year 2001 (File No. 1-15000))

4.22	Terms and Conditions of 5% Guaranteed Subordinated Convertible Notes due 2010 in the aggregatenominal amount of EUR 700,000,000 (the ‘‘2010 Notes’’) issued on June 5, 2003 by Infineon Technologies Holding B.V. (incorporated by reference to Exhibit 4.30 to Infineon’s Annual Report on Form 20-F for Financial Year 2003 (File No. 1-15000))

Back to Contents
Exhibit Number	Description of Exhibit

4.23	Undertaking for Granting of Conversion Rights from Infineon Technologies AG to JPMorgan Chase Bank for the benefit of the holders of the 2010 Notes, dated June 2, 2003 (incorporated by reference to Exhibit 4.31 to Infineon’s Annual Report on Form 20-F for Financial Year 2003 (File No. 1-15000))

4.24	Subordinated Guarantee of Infineon Technologies AG, as Guarantor, in favor of the holders of 2010 Notes, dated June 2, 2002 (incorporated by reference to Exhibit 4.32 to Infineon’s Annual Report on Form 20-F for Financial Year 2003 (File No. 1-15000))

4.25	Loan Agreement dated June 2, 2003, between Infineon Technologies Holding B.V., as Issuer, and Infineon Technologies AG (incorporated by reference to Exhibit 4.33 to Infineon’s Annual Report on Form 20-F for Financial Year 2001 (File No. 1-15000))

4.26	Assignment Agreement dated June 2, 2003, among Infineon Technologies Holding B.V., Infineon Technologies AG and JPMorgan Chase Bank for the benefit of the holders of the 2010 Notes (incorporated by reference to Exhibit 4.34 to Infineon’s Annual Report on Form 20-F for Financial Year 2001 (File No. 1-15000))

4.27†	Amendment 1, dated June 26, 2003, to Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and Compagnie IBM France, dated as of June 24, 1999 (incorporated by reference to Exhibit 4.35 to Infineon’s Annual Report on Form 20-F for Financial Year 2003 (File No. 1-15000))

4.28†*	Real Estate Leasing Contract between MoTo Object CAMPEON GmbH & Co. KG and Infineon Technologies AG dated as of December 23, 2003, with Supplementary Agreements No 1 and 2 (English translation)

8*	List of Subsidiaries of Infineon

12.1*	Certification of chief executive officer pursuant to Exchange Act Rule 13a-14(a)

12.2*	Certification of chief financial officer pursuant to Exchange Act Rule 13a-14(a)

13*	Certificate pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the
Sarbanes-Oxley Act of 2002

14*	Consent of KPMG Deutsche Treuhand-Gesellschaft AG

*	Filed herewith
†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.