Form 20-F
INFINEON TECHNOLOGIES AG
filed 2005-11-23
CIK 1107457

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☐
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☒
For the fiscal year ended September 30, 2005
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________. ☐
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☐
Date of event requiring this shell company report ____________.
Commission file number: 1-15000
Infineon Technologies AG
(Exact name of Registrant as specified in its charter)
Federal Republic of Germany
(Jurisdiction of incorporation or organization)
St.-Martin-Strasse 53,
D-81669 Munich
Federal Republic of Germany
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered

American Depositary Shares, each representing one ordinary share, notional value €2.00 per share	New York Stock Exchange
Ordinary shares, notional value €2.00 per share *	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

      Securities registered or to be registered pursuant to Section 12(g) of the Act: None

      Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

      The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2005: 747,569,359 ordinary shares, notional value €2.00 per share.
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
Item 17 ☐ Item 18 ☒

INFINEON TECHNOLOGIES AG
ANNUAL REPORT ON FORM 20-F
FOR THE FINANCIAL YEAR ENDED
SEPTEMBER 30, 2005

CROSS REFERENCES TO FORM 20-F

		Page

PART I:
Item 1:	Identity of Directors, Senior Management and Advisers	n/a
Item 2:	Offer Statistics and Expected Timetable	n/a
Item 3:	Key Information
	Selected Financial Data	1
	Exchange Rate Information	104
	Risk Factors	36
Item 4:	Information on the Company
	History and Development of the Company	45
	Business Overview	45
	Organizational Structure	102
	Property, Plant and Equipment	62
Item 5:	Operating and Financial Review and Prospects	2
	Operating Results	9
	Liquidity and Capital Resources	20
	Research and Development; Patents and Licenses	68
	Trend Information	34
	Off-Balance Sheet Arrangements	none
	Contractual Obligations	23
Item 6:	Directors, Senior Management and Employees
	Directors and Senior Management	80
	Compensation	89
	Board Practices	86
	Employees	26
	Share Ownership	93
Item 7:	Major Shareholders and Related Party Transactions
	Major Shareholders	93
	Related Party Transactions	94
Item 8:	Financial Information	F-1
	Litigation	74
	Dividend Policy	102
Item 9:	The Offer and Listing
	Price History of the Stock	102
	Markets	102
Item 10:	Additional Information
	Articles of Association	96
	Material Contracts	112
	Exchange Controls	110
	Taxation	105
	Documents on Display	111
	Subsidiary Information	102
Item 11:	Quantitative and Qualitative Disclosure About Market Risk	32
Item 12:	Description of Securities Other Than Equity Securities	n/a

PART II:
Item 13:	Defaults, Dividend Arrearages and Delinquencies	none
Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	none
Item 15:	Controls and Procedures	111
Item 16A:	Audit Committee Financial Expert	111
Item 16B:	Code of Ethics	111
Item 16C:	Principal Accountant Fees and Services	112
Item 16D:	Exemption from the Listing Standards for Audit Committees	112
Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	none

PART III:
Item 18:	Financial Statements	F-1
Item 19:	Exhibits (See Exhibit Index)	—

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
        Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Our consolidated financial statements are expressed in euro. In this annual report, references to “euro” or “€” are to euro and references to “U.S. dollars” or “$” are to United States dollars. For convenience, this annual report contains translations of euro amounts into U.S. dollars at the rate of €1.00 = $1.2058, the noon buying rate of the Federal Reserve Bank of New York for euro on September 30, 2005. The noon buying rate for euro on November 22, 2005 was €1.00 = $1.1737. Our financial year ends on September 30 of each year. References to any financial year or to “FY” refer to the year ended September 30 of the calendar year specified. In this annual report, references to:

•	“our company” are to Infineon Technologies AG; and

•	“we”, “us” or “Infineon” are to Infineon Technologies AG and, unless the context otherwise requires, to its subsidiaries and its predecessor, the former semiconductor group of Siemens AG.
      This annual report contains market data that has been prepared or reported by Gartner Inc. and its unit Dataquest, Inc. (together “Gartner Dataquest”), IC Insights, Inc. (“IC Insights”), IMS Research Ltd. (“IMS Research”), iSuppli Corporation (“iSuppli”), Strategy Analytics, Inc. (“Strategy Analytics”), and World Semiconductor Trade Statistics (“WSTS”).
Forward-Looking Statements
      This annual report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” and elsewhere in this annual report.
Use of Non-U.S. GAAP Financial Measures
      This document contains non-U.S. GAAP financial measures. Non-U.S. GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with U.S. GAAP in our consolidated financial statements. Earnings before interest and taxes (“EBIT”) is an example of a non-U.S. GAAP financial measure. For descriptions of these non-U.S. GAAP financial measures and the adjustments made to the most directly comparable U.S. GAAP financial measures to obtain them, please refer to “Operating and Financial Review”.
Registered Address
      Our registered address is St.-Martin-Strasse 53, 81669 Munich, Germany.

iii

SELECTED FINANCIAL DATA
        You should read the following selected consolidated financial data in conjunction with our consolidated financial statements, the related notes and “Operating and Financial Review”, all of which appear elsewhere in this annual report.
      We have derived the selected consolidated statement of operations and cash flow data for the 2001 through 2005 financial years and the selected consolidated balance sheet data at September 30, 2001 through 2005 from our consolidated financial statements, which have been prepared in accordance with U.S. GAAP and audited by KPMG Deutsche Treuhand Gesellschaft AG, an independent registered public accounting firm.

	For the years ended September 30,(1)

	2001	2002	2003	2004	2005	2005(2)(3)

	(in millions, except per share data)
Selected Consolidated Statement of Operations data
Net sales	€5,347	€4,890	€6,152	€7,195	€6,759	$8,150
Cost of goods sold	4,580	4,289	4,614	4,670	4,909	5,919

Gross profit	767	601	1,538	2,525	1,850	2,231
Research and development expenses	1,189	1,060	1,089	1,219	1,293	1,559
Selling, general and administrative expenses	782	643	679	718	655	790
Restructuring charges(4)	117	16	29	17	78	94
Other operating (income) expense, net	(200)	(46)	85	257	92	111

Operating income (loss)	(1,121)	(1,072)	(344)	314	(268)	(323)
Interest expense, net	(1)	(25)	(52)	(41)	(9)	(11)
Equity in earnings (losses) of associated companies	21	(47)	18	(14)	57	69
Gain (loss) on associated company share issuance(5)	11	18	(2)	2	—	—
Other non-operating income (expense), net	65	(41)	21	(64)	26	31
Minority interests	6	7	8	18	2	2

Income (loss) before income taxes	(1,019)	(1,160)	(351)	215	(192)	(232)
Income tax (expense) benefit	427	143	(84)	(154)	(120)	(145)

Net income (loss) from continuing operations	(592)	(1,017)	(435)	61	(312)	(377)
Net income (loss) from discontinued operation	1	(4)	—	—	—	—

Net income (loss)	€(591)	€(1,021)	€(435)	€61	€(312)	$(377)

Basic and diluted earnings (loss) per share:
Continuing operations	€(0.92)	€(1.46)	€(0.60)	€0.08	€(0.42)	$(0.51)
Discontinued operation	—	(0.01)	—	—	—	—

Net income (loss)	€(0.92)	€(1.47)	€(0.60)	€0.08	€(0.42)	$(0.51)

Weighted average shares outstanding — basic (millions)	641	695	721	735	748	748
Weighted average shares outstanding — diluted (millions)	641	695	721	737	748	748
Selected Consolidated Balance Sheet data
Cash and cash equivalents	€757	€1,199	€969	€608	€1,148	$1,384
Marketable securities	93	738	1,784	1,938	858	1,035
Working capital (deficit), excluding cash and cash equivalents and marketable securities	(177)	(129)	419	(124)	186	224
Total assets	9,743	10,918	10,875	10,864	10,284	12,400
Short-term debt, including current portion of long-term debt	119	120	149	571	99	119
Long-term debt, excluding current portion	249	1,710	2,343	1,427	1,566	1,888
Shareholders’ equity	6,900	6,158	5,666	5,978	5,629	6,787
Selected Consolidated Cash Flow data
Net cash provided by operating activities	221	226	731	1,857	1,039	1,253
Net cash used in investing activities	(1,813)	(1,244)	(1,522)	(1,809)	(238)	(287)
Depreciation and amortization	€1,121	€1,370	€1,437	€1,320	€1,316	$1,587
Notes

(1)	Columns may not add due to rounding.

(2)	Unaudited.

(3)	Converted from euro into U.S. dollars at an exchange rate of €1 = $1.2058, which was the noon buying rate on September 30, 2005.

(4)	These charges relate to the implementation of our Impact cost-reduction programs and other initiatives taken to restructure our organization.

(5)	In 2001, ProMOS Technologies, Inc. (“ProMOS”) shareholders approved the distribution of employee bonuses in the form of shares. In 2002, ProMOS issued Global Depository Receipts in a public share offering and in 2003 ProMOS initiated a share repurchase program. In 2004, Inotera Memories, Inc. (“Inotera”) distributed employee bonuses in the form of shares. As a result of these share issuances (repurchases), our interest was diluted (increased), while our proportional share of the shareholders’ equity of these companies increased (decreased).

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
Overview of the 2005 Financial Year
        In our 2005 financial year, which ended September 30, the global economy was generally weaker than in the prior year and the semiconductor market experienced a period of growth moderation. As a global player on the semiconductor market, we were impacted by these unfavorable global economic and market conditions, especially by strong pricing pressure as well as by a decreased demand in our operating segments. In order to address the current challenges in the semiconductor market, we simplified our organization to create shorter and faster decision paths across the entire company, a stronger customer orientation, as well as greater efficiency and flexibility. We also integrated a number of centralized functions such as sales and manufacturing into the operating segments. In addition, we reached significant milestones in our joint manufacturing ventures and the development of new product technologies.
      The following were the key developments in our business during the 2005 financial year:

•	The Mobile business and Wireline Communication segment were combined into the new Communication segment to align our structure with market developments. At the same time, the security and chip card activities and the ASIC & Design Solutions business were integrated into the extended Automotive, Industrial and Multimarket segment.

•	Our revenues decreased by 6.1 percent, from €7,195 million in the 2004 financial year to €6,759 million in the 2005 financial year. Our earnings before interest and taxes (EBIT) decreased from positive €256 million in the 2004 financial year to negative EBIT of €183 million in the 2005 financial year.

•	Our cash flow from operations decreased from €1,857 million in the 2004 financial year to €1,039 million in the 2005 financial year. The reduction was due mainly to decreased gross margin and changes in various current liabilities.

•	We and ProMOS Technologies Inc. (“ProMOS”) reached an agreement regarding ProMOS’ license of our previously transferred technologies, pursuant to which ProMOS may continue to produce and sell products using those technologies and to develop its own processes and products. As full consideration, ProMOS agreed to pay us $156 million in four installments through April 30, 2006. The parties agreed to withdraw their respective claims.

•	We consummated the acquisition of Saifun Semiconductors Ltd.’s (“Saifun”) remaining 30 percent share in the Infineon Technologies Flash joint venture. As part of this acquisition, Saifun granted us a license for the use of Saifun NROM® technologies.

•	We sold certain assets of our fiber optics business to Finisar Corporation (“Finisar”) in exchange for 34 million shares of Finisar’s common stock, which were subsequently sold.

•	We sold our interest in Infineon Ventures GmbH, including the majority of the venture investments held therein.

•	We and Rambus Inc. (“Rambus”) reached an agreement settling all claims between us and providing for a worldwide license to us of the Rambus patent portfolio for use in our current and future memory products.

•	We agreed upon restructuring measures aimed at reducing costs, downsizing our workforce, and consolidating certain functions and operations. In connection with these measures, restructuring charges of €78 million were recognized during the 2005 financial year.

•	We recognized impairment charges of €134 million in the 2005 financial year, principally related to our remaining fiber optics businesses, the reorganization measures within our Communication segment and long-term investments.

•	We continued to invest heavily in research and development and achieved a number of significant milestones during the year, including the introduction of:

•	E-GOLDradio, the latest member of our successful E-GOLD family, integrating the complete functionality of our base band chip, E-GOLDlite, and our sophisticated quadband RF transceiver, SMARTi SD2;

•	90-nanometer DRAM trench technology and demonstration of first functional parts on 70-nanometer DRAM trench technology;

•	VINAX, our new VDSL2 chip solution, designed for applications ranging from low-end Modems to high-end Home Gateways;

•	SMARTi 3G, the latest member of our successful UMTS transceiver family, designed to be used in mobile applications and supporting currently specified UMTS bands I through VI worldwide;

•	a new 8/16/32 bit microcontroller with embedded Flash for use in industrial and automotive applications;

•	the new space-saving production method FCOS (Flip Chip On Substrate) developed jointly with Giesecke & Devrient GmbH (“Giesecke & Devrient”); and

•	a new Trusted-Platform-Module (TPM), a complete independent hard- and software solution according to the specification of Trusted Computing Group.

•	As part of our ongoing project to improve our production processes and expand our production capabilities, we:

•	successfully transferred to different production facilities our high-performance process technology using structure sizes of 130-nanometer for logic products, in order to further increase our production flexibility;

•	successfully introduced the 90-nanometer process technology for DRAM products in our 300-millimeter production facility at Dresden;

•	expanded the scope of our joint development agreement with Nanya Technology Corporation (“Nanya”) to include next generation 60-nanometer DRAM trench technology;

•	saw our joint venture Inotera ramp up to approximately 60,000 wafer starts per month several months ahead of schedule;

•	saw the 300-millimeter facilities at our plant in Richmond, Virginia and at our foundry partner Semiconductor Manufacturing International Corporation (“SMIC”) in Beijing, China start commercial production;

•	started manufacturing at our memory chip assembly and testing facilities in Suzhou, China;

•	started the construction of a new front-end production plant in Kulim High Tech Park, Malaysia, with a total planned investment of approximately $1 billion. The facility will mainly produce power and logic chips used in automotive and industrial power applications; and

•	formed a new development center in Bucharest, Romania, with a principal focus on power ICs including analog and digital functions.

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
      Following our internal reorganization in the 2005 financial year, our business is organized into three principal operating segments serving various markets in the semiconductor industry:

•	Our Automotive, Industrial and Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions for use in automotive, industrial and multimarket applications.

•	Our Communication segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireline and wireless communication applications.

•	Our Memory Products segment designs, develops, manufactures, and markets semiconductor memory products with various packaging and configuration options and performance characteristics for standard, specialty and embedded memory applications.
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
The Semiconductor Industry and Factors that Impact Our Business
        Our business and the semiconductor industry are highly cyclical and are characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life-cycles and wide fluctuations in product supply and demand. Although these factors affect all segments of our business, they are especially pronounced in our Memory Products segment, are increasingly true of our Communication segment, and have the least impact on our Automotive, Industrial and Multimarket segment.

Cyclicality
      The industry’s cyclicality results from a complex set of factors, including, in particular, fluctuations in demand for the end products that use semiconductors and fluctuations in the manufacturing capacity available to produce semiconductors. This cyclicality is especially pronounced in the memory portion of the industry. Semiconductor manufacturing facilities (so-called fabrication facilities, or “fabs”) can take several years to plan, construct, and begin operations. Semiconductor manufacturers have in the past made capital investments in plant and equipment during periods of favorable market conditions, in response to anticipated demand growth for semiconductors. If more than one of these newly built fabs comes on-line at about the same time, the supply of chips to the market can be vastly increased. Without sustained growth in demand, this cycle has typically led to manufacturing over-capacity and oversupply of products, which in turn has led to sharp drops in semiconductor prices. When prices drop, manufacturers have in the past cut back on investing in new fabs. As demand for chips grows over time, without additional fabs coming on line, prices tend to rise, leading to a new cycle of investment. The semiconductor industry has generally been slow to react to declines in demand, due to its capital-

intensive nature and the need to make commitments for equipment purchases well in advance of planned expansion.
      We attempt to mitigate the impact of cyclicality in the memory business by investing in our manufacturing capacities throughout the cycle and entering into alliances and foundry manufacturing arrangements that provide flexibility in responding to changes in the cycle. We believe that we can improve our gross margin in the memory business by focusing on two key areas: the continuous improvement of cost structure and productivity through the introduction of advanced memory process technologies and the development and marketing of a broader range of memory products, focusing particularly on higher margin and less volatile applications such as infrastructure, high-end graphics, consumer and mobile applications.

Substantial Capital and R&D Expenditures
      Semiconductor manufacturing is very capital-intensive. The manufacturing capacities that are essential to maintain a competitive cost position require large investments in manufacturing assets. The top 10 capital spenders in the industry, of which we rank number 8 according to IC Insights, account for more than 50 percent of the industry’s average capital expenditure. Manufacturing processes and product designs are based on leading-edge technologies that require considerable research and development expenditures. A high percentage of the cost of operating a fab is fixed; therefore, increases or decreases in capacity utilization can have a significant effect on profitability.
      Because pricing, for DRAM products in particular, is market-driven and largely beyond our control, a key factor for us in achieving and maintaining profitability is to continually lower our per-unit costs by reducing our total costs and by increasing unit production output.
      To reduce our total costs, we also aim to share the costs of research and development and manufacturing facilities with third parties, either by establishing alliances or through the use of foundry facilities for manufacturing. We believe that cooperation in alliances for R&D and manufacturing and foundry partnerships provide us with a number of important benefits, including the sharing of risks and costs, reducing our own capital requirements, allowing us to develop a broader range of products, acquiring technical know-how, and gaining access to additional production capacities. We are developing future DRAM technologies with feature sizes of 70-nanometer and 60-nanometer together with Nanya. In addition, we have established foundry relationships with partners in Asia, including SMIC and Winbond Electronics Corp., Hsinchu, Taiwan (“Winbond”), to increase our manufacturing capacities, and therefore our potential revenues, without investing in additional manufacturing assets. In our logic area, our principal alliances are with International Business Machines Corporation (“IBM”), Chartered Semiconductor Manufacturing Ltd. (“Chartered Semiconductor”) and Samsung Electronics Co. Ltd. (“Samsung”) for CMOS development and manufacturing at 65-nanometer and 45-nanometer process technologies, with United Microelectronics Corporation (“UMC”) for 90-nanometer manufacturing, and with IBM through our manufacturing joint venture ALTIS Semiconductor S.N.C. (“ALTIS”) in Essonnes, France.
      We expect to increase unit production output through improvements in manufacturing, which is achieved by producing chips with smaller structure sizes (more bits per chip) and by producing more chips per silicon wafer (by using larger wafers). For DRAM process technology, the majority of our capacity is based on 110-nanometer structure sizes. In addition we have started commercial production based on 90-nanometer structure sizes, jointly developed with Nanya. We have extended our 300-millimeter capacity share during the 2005 financial year with the continuous ramp up of our joint venture with Nanya, Inotera, and the start of ramp-up of foundry capacities at SMIC in Beijing and our own facility in Richmond. We plan to further extend the share of our memory production on 300-millimeter wafers with the continuous ramp-up of our 300-millimeter line in Richmond and the additions of capacities at our foundry partner Winbond in the 2006 financial year. In our logic area, the majority of our capacity is based on 130-nanometer structure sizes. Our 130-nanometer logic process technology, with up to eight layers of copper metallization, is in full production at several manufacturing sites, including our Dresden facility and our manufacturing joint venture with IBM in Essonnes, France. We are currently in the process of ramping up production of several products using our 90-nanometer logic technology and have also begun qualification of our 65-nanometer logic process technology.

Technological Development and Competition
      Sales prices per unit are volatile and generally decline over time due to technological developments and competitive pressure. Memories in particular are commodity-type products. Since most specifications are standardized, customers can switch between suppliers on short notice. This leads to strong competition within the market, and causes manufacturers to pass cost savings on to their customers in an effort to gain market share. Logic products are generally not commodities, but rather have a certain degree of application specification. Although generally less volatile than those for commodity memory products, unit sales prices for logic products typically decline over time as technological developments occur.
      We aim to offset the effects of declining unit sales prices on total revenues by optimizing product mix, and by increasing unit sales volume and residual effects on gross margin by continually reducing per-unit production costs. The growth in volumes depends in part on productivity improvements in the manufacturing of semiconductor chips. By moving to ever-smaller structure sizes in manufacturing, the number of functional elements has historically doubled approximately every two years. This trend, often called Moore’s Law, has led to an average growth rate of bit-volumes of between 40 percent and 45 percent per year and, assuming constant costs per square inch of silicon, to an approximately 30 percent cost reduction per bit per year.

Seasonality
      Our business is affected by seasonality, with sales historically strongest in our fourth financial quarter and weakest in our first financial quarter. The seasonality of our sales reflects the seasonal demand fluctuations for the products that incorporate our semiconductors. If anticipated sales or shipments do not occur when expected, expenses and inventory levels in that quarter can be disproportionately high, and our results of operations for that quarter, and potentially for future quarters, may be adversely affected.

Product Development Cycles
      For logic products, the cycle for test, evaluation and adoption of our products by customers before the start of volume production can range from several months to more than one year. Due to this lengthy cycle, we may experience significant delays from the time we incur expenses for research and development, marketing efforts, and investments in inventory, to the time we generate corresponding revenue, if any. Development cycles affect memory products to a lesser extent due to the higher degree of standardization for memory products.

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

Intellectual Property
      Due to the high-technology nature of the semiconductor industry, Intellectual Property (IP), meaning intangible assets relating to proprietary technology, is of significant importance. Companies that have their own patented IP often allow third parties to use their IP in exchange for license fees. It can be costly and difficult to defend against infringement by third parties, or to defend the company against claims by third parties of infringement of their technology. We do not record assets in our balance sheet for self-developed IP. Only IP licensed from others or acquired through a business acquisition is reflected on our balance sheet, and reduced through amortization over its expected useful life. The value of such acquired IP is often complex and difficult to estimate.
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
Semiconductor Market Conditions in the 2005 Financial Year
      The growth of the semiconductor market weakened significantly during the 2005 calendar year following growth of 28 percent in the 2004 calendar year, according to WSTS (World Semiconductor Trade Statistics). In October 2005, WSTS predicted a growth rate of 7 percent for the 2005 calendar year. According to WSTS, sales in the Asia/ Pacific region are expected to increase by 16 percent in the 2005 calendar year. The semiconductor market in Japan is expected to decrease slightly by 3 percent; the European market is expected to remain stable; the North American market is expected to increase slightly by 2 percent. Sales of non-memory products (logic chips, analog, discrete and optical components), which accounted for 79 percent of the entire market in the first half of the 2005 calendar year, are predicted to grow by 8 percent compared with the 2004 calendar year. Sales of memory products are predicted to grow by 3 percent compared with the 2004 calendar year.
      Gartner Dataquest predicts worldwide growth in the 2005 calendar year of 5 percent for semiconductors in the communications business (wireless and wireline). Sales of semiconductors for data processing are predicted to grow by 7 percent, for consumer electronics by 12 percent and for automotive electronics by 7 percent.
Plans for a New Set-up of our Company
      Our key objective is to achieve profitable growth and to maximize value for our shareholders. As such, we regularly consider appropriate steps towards these aims. In furtherance of these goals, and following extensive analysis of our markets and our business, in November 2005 our Supervisory Board approved a plan to restructure our company in order to better prepare us to exploit market opportunities for our memory products and logic businesses as and when they arise.
      The first step in this process will be a transfer of all the assets and liabilities of our Memory Products segment into a separate, wholly owned subsidiary of Infineon (this “drop-down” of assets and liabilities, or Teilbetrieb, is known as an Ausgliederung under German law).
      We believe that these reorganization measures will position us quickly to take advantage of appropriate market opportunities for the memory business as and when they arise. We intend to monitor and evaluate financial and industry developments continuously during the 2006 financial year and will consider further reorganization steps as appropriate. It is our Management Board’s preferred option to reinforce the market position of the memory products group through an initial public offering (IPO) of shares in the new legal entity. Nevertheless, we have not yet decided on any specific steps following the drop-down of assets and liabilities or any specific timeframe for such steps. We would, over the medium to long term, consider reducing our position in the current Memory Products group to a minority stake.

Background
      Our business includes both the memory semiconductor activities of our Memory Products segment and the logic semiconductor activities of our two applications segments, Automotive, Industrial and Multimarket, and Communication. The memory and logic sides of our business have historically benefited from certain synergies, but we believe that the two lines of business will diverge in significant respects, reflecting differences in both technological innovation and economics, and that these synergies will therefore decrease. In particular, the memory business continues to be characterized by a highly capital-intensive drive to continuously update and improve manufacturing processes and cost position. The logic business, on the other hand, is evolving into an application/solution-driven model, which requires continuous product development and specialized manufacturing. The intense capital demand of the memory business reflects the need to invest continuously in very costly, efficient and up-to-date fabrication facilities and leading-edge manufacturing technologies. The logic business operates on a smaller manufacturing scale. Certain parts of it (our “advanced logic business” consisting mainly of mobile phone baseband ICs and a range of chipcard, wired communication, microcontroller and other customer-specific ICs) are well-prepared to make use of foundry manufacturing capacity for standard semiconductor manufacturing processes (so-called CMOS technology). Certain other parts of it, mainly our power- and RF-IC businesses, can rely on sophisticated, significantly less capital-intensive manufacturing processes mastered in-house as an important competitive differentiator. In addition, the technologies employed in the two lines of business are expected to increasingly diverge, resulting among other things in differing development roadmaps — with memory disproportionately focused on process technologies — and the need for strategic and development alliances with different partners. The synergies in design methodologies and tools are likewise becoming very limited. Finally, the two lines of business are subject to very different financial market dynamics — which may be less than fully transparent to investors in the combined business.

Results of Operations

Results of Operations as a Percentage of Net Sales
      The following table presents the various line items in our consolidated statements of operations expressed as percentages of net sales.

	For the years ended September 30,(1)

	2003	2004	2005

Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(75.0)	(64.9)	(72.6)

Gross margin	25.0	35.1	27.4

Research and development expenses	(17.7)	(16.9)	(19.1)
Selling, general and administrative expenses	(11.0)	(10.0)	(9.7)
Restructuring charges	(0.5)	(0.2)	(1.2)
Other operating expense, net	(1.4)	(3.6)	(1.4)

Operating income (loss)	(5.6)	4.4	(4.0)

Interest expense, net	(0.8)	(0.6)	(0.1)
Equity in earnings (losses) of associated companies	0.3	(0.2)	0.9
Gain (loss) on associated company share issuance	(0.0)	0.0	0.0
Other non-operating income (expense), net	0.3	(0.9)	0.4
Minority interests	0.1	0.3	0.0

Income (loss) before income taxes	(5.7)	3.0	(2.8)

Income tax expense	(1.4)	(2.1)	(1.8)

Net income (loss)	(7.1)%	0.9%	(4.6)%

(1)	Columns may not add due to rounding

Reorganization
      Until the end of the first quarter of the 2005 financial year we were organized into four principal segments, three of which were application focused — Wireline Communications, Secure Mobile Solutions and Automotive & Industrial; and one of which was product focused — Memory Products. Beginning with the second quarter of the 2005 financial year, we simplified our organization to create shorter and faster decision paths across the entire company, a stronger customer orientation, as well as greater efficiency and flexibility. The Mobile business and Wireline Communications segment were combined into the new Communication segment to align the company’s structure with market developments. At the same time, the security and chip card activities and the ASIC & Design Solutions business were integrated into the extended Automotive, Industrial and Multimarket segment.
      Consequently, we are now organized into three principal segments, two of which are application focused — Automotive, Industrial and Multimarket, and Communication; and one of which is product focused — Memory Products. These groups design, develop, manufacture and market a broad range of semiconductors and complete system solutions used in a wide variety of microelectronic applications.
      The company reported its results of operations under this new organizational structure starting with the second quarter of the 2005 financial year. The results of operations of all periods presented have been reclassified to be consistent with the revised reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.

Net Sales
      We generate our revenues primarily from the sale of our semiconductor products and systems solutions. In addition, we also generate less than four percent of our sales from activities such as foundry services for divested businesses and the licensing of our intellectual property. Our semiconductor products include two main categories of semiconductors:

•	Our logic products, which include a wide array of chips and components used in electronic applications ranging from wireless communication devices (such as mobile phones and Bluetooth devices), chip cards, modems and other wireline technologies such as DSL, automotive electronics and industrial applications.

•	Our memory products, such as dynamic random access memory (DRAM) products, which are used in computers and other electronic devices. We also offer a limited range of non-volatile flash memory products, which are used in consumer applications such as digital still cameras or cellular handsets.
      We make the vast majority of our product sales through our direct sales force, with approximately 14 percent of our total revenue in any period derived from sales made through distributors.
      We derive our license revenue from royalties and license fees earned on technology that we own and license to third parties. This enables us to recover a portion of our research and development expenses, and also often allows us to gain access to manufacturing capacity at foundries through joint licensing and capacity reservation arrangements. We recognize license income, primarily in the Memory Products segment, resulting from the transfer of technology to our current and former alliance partners, such as Winbond, Nanya and ProMOS.
      Our revenues fluctuate in response to a mix of factors, including the following:

•	The market prices for our products, particularly our memory products;
•	Our overall product mix and sales volumes;
•	The stage of our products in their respective life cycles; and
•	The effects of competition and competitive pricing strategies.

	For the years ended September 30,

	2003	2004	2005

	(Euro in millions, except percentages)
Net Sales	6,152	7,195	6,759
Changes year-on-year		17%	(6)%
Of which:
License income	183	76	175
% of net sales	3%	1%	3%
Effect of foreign exchange over prior year	(317)	(445)	(177)
% of net sales	(5)%	(6)%	(3)%
Impact of acquisitions over prior year	126	29	2
% of net sales	2%	0%	0%
      The increase in net sales in the 2004 financial year was mainly driven by higher demand for memory products and semiconductors used in mobile phones, as well as the continued strong performance of the Automotive, Industrial and Multimarket segment. In the 2005 financial year, net sales decreased primarily due to lower demand for products of the wireless business and declining prices for DRAM products. License income decreased in the 2004 financial year mainly as a result of a reduction in license revenues from ProMOS. In the 2005 financial year, license income increased primarily due to the settlement reached with ProMOS, whereby €118 million in license income was recognized. The decline of major foreign currencies (primarily the U.S. dollar) relative to the euro during the 2003, 2004 and 2005 financial years negatively impacted reported sales. The effect of foreign exchange over the prior year is calculated as the estimated change in current year sales if the average exchange rate for the preceding year is applied as a constant rate in the current year. The increase in revenues from entities we acquired since the beginning of the prior year reflects primarily the inclusion of a full-year consolidation of sales in the year after the initial acquisition.

Net Sales by Segment:

	For the years ended September 30,

	2003		2004		2005

	(Euro in millions, except percentages)
Automotive, Industrial and Multimarket	2,186	36%	2,540	35%	2,516	37%
Communication	1,428	23	1,689	24	1,391	21
Memory Products	2,485	40	2,926	41	2,826	42
Other Operating Segments	21	—	11	—	12	—
Corporate and Reconciliation	32	1	29	—	14	—

Total	6,152	100%	7,195	100%	6,759	100%

•	Automotive, Industrial and Multimarket — The segment experienced continued growth in the 2004 financial year as volume growth, particularly for automotive power applications (reflecting the increasing semiconductor content in automotive electronics), more than offset ongoing price pressure caused by technological developments and competition. Increased net sales in the 2004 financial year also resulted from higher volume sales of automotive and industrial products, and from increased demand for chipcard and security products. We experienced price pressure in the market for chipcard ICs throughout the 2003 financial year, while revenue in the 2004 financial year benefited from a slower rate of price decline. Sales in the 2004 financial year also benefited from the full-year consolidation of SensoNor AS (“SensoNor”), acquired in June 2003, and accelerated growth for industrial applications in the second half of the 2004 financial year. In the 2005 financial year, revenues in this segment decreased slightly compared to the 2004 financial year, despite a continued volume increase in the automotive business. The revenue decline was primarily due to strong pricing pressure combined with decreased market volumes in the security and chipcard business.

•	Communication — In the 2003 financial year and the first half of the 2004 financial year, we experienced increasing demand for digital access products as the need for DSL internet-based communication increased, and markets in developing countries improved. An offsetting trend was the decrease in demand for traditional analog communication products, which was more pronounced in the second half of the 2004 financial year than in prior periods. Sales growth in the 2004 financial year occurred primarily in the second half of the year, as demand for mobile solutions accelerated. In the 2005 financial year, sales in the Communication segment declined year-on-year due to a revenue decrease in the wireless business primarily caused by a decline in demand from some customers for baseband components beginning in the second quarter of the 2005 financial year, as well as continued pricing pressure. This decline could not be offset by the stable sales trend in the wireline business.

•	Memory Products — The increase in net sales in the 2004 financial year was due mainly to higher volumes, which more than offset the impact of an unfavorable U.S. dollar/ Euro exchange rate and lower license income. Sales volumes in the 2004 financial year also benefited from the ramp-up of our Dresden 300-millimeter facility, from the conversion to 110-nanometer technology and from access to additional capacity made available through our co-operation with Winbond and SMIC, which offset the reduced volume of products we purchased from ProMOS. Overall megabit volume increased during the 2004 financial year as a result of increasing market demand for personal computers and system memory. Net sales in the 2005 financial year declined compared to the previous year mainly due to price pressure, especially in the first half of the financial year, which could not be compensated by increasing bit shipments and increased revenues from licenses and Flash memory products. In addition, the continued unfavorable U.S. dollar/ Euro exchange rate further contributed to the revenue decline. Production volumes increased during the 2005 financial year primarily as a result of the ramp-up of our manufacturing joint venture Inotera and the access to additional capacity through our co-operation with Winbond and SMIC. Overall, megabit sales volume increased during the 2005 financial year as a conse-

quence of increasing market demand, particularly for personal computers and system memory. The majority of our memory products sales were based on 256-Mbit DRAMs in the first half of the 2005 financial year and of 512-Mbit DRAMs in the second half of the 2005 financial year, as the market shifted to the next higher-density product generation.

DRAM Price Development
      The prices in U.S. dollars of both major products, DDR and DDR2 memory ICs, declined sharply during the 2005 financial year, especially during the seasonally weaker period between January and April. After April, DDR prices stabilized, whereas DDR2 prices remained under pressure as a result of a supply overhang and slower than expected conversion to DDR2 as mainstream memory. Both contract and spot prices followed a similar trend. Per-bit prices for lower-density SDRAM products declined during the financial year as well, but remained at a higher level compared to DDR and DDR2 due to their legacy character. We plan to diversify our product portfolio and to optimize our product mix to take advantage of market price differentials, and especially increase our focus on products for server, consumer, high-end graphics and mobile applications, which we believe offer less price volatility and higher margins. Our average per-megabit selling prices for DRAM products declined approximately 27 percent in the 2005 financial year.

•	Other Operating Segments — Net sales remained relatively unchanged in the 2005 financial year.

Net Sales by Region and Customer:

	For the years ended September 30,

	2003		2004		2005

	(Euro in millions, except percentages)
Germany	1,535	25%	1,675	23%	1,354	20%
Other Europe	1,112	18	1,263	18	1,210	18
North America	1,393	23	1,524	21	1,504	22
Asia/ Pacific	1,821	29	2,263	32	2,223	33
Japan	256	4	364	5	332	5
Other	35	1	106	1	136	2

Total	6,152	100%	7,195	100%	6,759	100%

      Our sales decreased in the 2005 financial year in all major regions, primarily due to pricing pressure and a lower demand for semiconductor products, especially for baseband components in the wireless business in Germany.
      In the Communication segment, we have seen a further consolidation in the industry. In the 2005 financial year, the largest original equipment manufacturers for mobile phones won market share at the expense of some other manufacturers. With the acquisition of the Siemens Mobile Phone Division by BenQ Corporation (“BenQ”), a Taiwan-based company, we expect that a share of the production volume of one of our largest customers for mobile phone platforms will be shifted to manufacturing sites in Asia and other emerging markets, which have lower production costs. The number of customers of our Automotive, Industrial and Multimarket segment remained stable. In the 2005 financial year, our top 20 customers accounted for nearly 60 percent of that segment’s sales. We experienced a shift of revenues from Germany to other European countries, especially to Eastern Europe, in connection with a shift of production facilities of our customers due to lower manufacturing costs in these regions. The number of Memory Product customers increased as we continued to diversify our product portfolio. In the 2005 financial year our top 20 customers accounted for nearly 80 percent of that segment’s sales.
      The Siemens group accounted for 14 percent, 13 percent and 13 percent of our net sales in the 2003, 2004 and 2005 financial years, respectively. Sales to the Siemens group comprise both direct sales (which accounted for 13 percent, 13 percent and 12 percent of net sales, respectively, in those financial years) and sales designated for resale to third parties (which accounted for 1 percent, 0 percent and 1 percent of net sales, respectively, in those financial years). Sales to the Siemens group are made primarily by our logic application segments. No other single customer accounted for 10 percent or more of our net sales in the 2003, 2004 or 2005 financial years. Effective October 1, 2005, the Siemens Mobile Phone Division was sold to BenQ, a Taiwanese company. Although we still expect Siemens to be one of our largest customers in the 2006 financial year, we do expect that overall sales volumes with Siemens will significantly decline due to the sale of this division.

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
      We report as cost of goods sold the cost of inventory purchased from our joint ventures and other associated and related companies such as ALTIS, Inotera and, through January 1, 2003, ProMOS. Our purchases from these affiliated entities amounted to €615 million in the 2005 financial year, €357 million in the 2004 financial year and €470 million in the 2003 financial year.

	For the years ended September 30,

	2003	2004	2005

	(Euro in millions, except percentages)
Cost of Goods Sold	4,614	4,670	4,909
Changes year-on-year		1%	5%
% of net sales	75%	65%	73%
Gross margin	25%	35%	27%
      The gross margin improvement during the 2004 financial year was attributable to a variety of factors, including improved integration and higher capacity utilization in most of our operating segments, a substantially improved cost position in our Memory Products segment, and a better overall pricing environment than in the prior financial year. Our gross margin deteriorated in the 2005 financial year, primarily as a result of higher idle capacity costs and strong pricing pressure in most of our operating segments, as well as the unfavorable U.S. dollar/ Euro exchange rate, particularly in our Memory Products segment, which could not be entirely offset by productivity measures.
      The gross margin development in our operating segments was as follows:

•	Automotive, Industrial and Multimarket — In the 2004 financial year, gross margin improved as a result of increased productivity and cost reductions attributable to the conversion from 5-inch to 6-inch and 8-inch wafer manufacturing. Higher sales volumes and increased capacity utilization contributed to improved efficiencies and offset the adverse effect of pricing pressure on gross margin. In the 2005 financial year, gross margin deteriorated as a result of higher idle capacity costs in the first half of the financial year and strong pricing pressure, which could not be fully offset by productivity measures.

•	Communication — Gross margin for the 2004 financial year remained stable compared to the 2003 financial year, although it decreased from a high in the second quarter. This decrease resulted principally from a continuing price decline experienced in access products. Gross margin deteriorated in the 2005 financial year mainly due to increased idle capacity costs.

•	Memory Products — Gross margin improved during the 2004 financial year mainly due to improved productivity and reduced manufacturing costs as a result of the conversion to 140- and 110-nanometer process technologies and 300-millimeter production efficiencies. These more than offset the effects of lower average selling prices and led to a significant increase in gross margin in the second half of the 2004 financial year. The gross margin impact in the 2004 financial year of lower license income was partially offset by reduced depreciation expense attributable to governmental grants. Gross margin decreased in the 2005 financial year, as the improvements of productivity and reduced manufacturing costs resulting from the 110-nanometer process technology conversion and the increasing share of 300-millimeter manufacturing could not compensate for the effect of lower average selling prices and the unfavorable U.S. dollar/ Euro exchange rate.

Research and Development (R&D) Expenses
      Research and development expenses consist primarily of salaries and fringe benefits for research and development personnel, materials costs, depreciation and maintenance of equipment used in our research and development efforts, and contracted technology development costs. Materials costs include expenses for development wafers and costs relating to pilot production activities prior to the commencement of commercial production. R&D expenses also include our joint technology development arrangements with partners such as Nanya and IBM.
      We continue to focus our investments on the development of leading-edge manufacturing technologies and products with high potential for growth and profitability.

	For the years ended September 30,

	2003	2004	2005

	(Euro in millions, except percentages)
Research and development expenses	1,089	1,219	1,293
Changes year-on-year		12%	6%
% of net sales	18%	17%	19%
In-process R&D charges	6	9	0
% of net sales	0%	0%	0%
Government subsidies	59	74	50
% of net sales	1%	1%	1%
      In-process R&D charges relate primarily to the acquisition of SensoNor in the 2003 financial year and ADMtek Inc., Hsinchu, Taiwan (“ADMtek”) in the 2004 financial year. In the 2005 financial year we had no acquisitions that resulted in In-process R&D charges. Each charge is unique to the acquisition and depends on a variety of factors such as the stage of technology development and the anticipated future use at the acquisition date.
      Some of our R&D projects qualify for subsidies from local and regional governments where we do business. If the criteria to receive a grant are met, the subsidies received reduce R&D expenses over the project term as expenses are incurred.

•	Automotive, Industrial and Multimarket — During the 2004 financial year, R&D expenses increased in absolute terms and remained constant as a percentage of sales, as a result of increased R&D spending in the fields of microcontrollers and automotive applications. R&D expenses increased slightly both in absolute terms and as a percentage of sales in the 2005 financial year. The increase took place mainly in the automotive and power business.

•	Communication — R&D expenses increased in the 2004 financial year in absolute terms and remained relatively stable as a percentage of sales. This increase was mainly the result of in-process R&D charges in connection with the ADMtek acquisition and additional R&D expenses resulting from our intensified focus on software and solutions activities and third-generation mobile phone semiconductors. R&D expenses in the 2005 financial year remained relatively stable in absolute terms and increased relative to sales compared to the 2004 financial year. The high level of R&D expenses was maintained in the first half of the 2005 financial year, with a focus on software and solution activities for third-generation mobile phone semiconductors as well as for broadband semiconductor solutions. In the second half of the 2005 financial year, R&D expenses were reduced in absolute terms, reflecting the successful implementation of efficiency programs initiated in the second quarter of the 2005 financial year.

•	Memory Products — In the 2004 financial year, R&D expenses increased in absolute terms, although they remained constant relative to sales, reflecting in particular the development of commodity DRAM and flash technologies, which were not entirely offset by the benefits of the joint development of DRAM technologies with Nanya. In the 2005 financial year, R&D expenses increased in absolute terms due to increased spending on the acceleration of the development of next generation memory technologies and the broadening of the overall memory portfolio.

Selling, General and Administrative (SG&A) Expenses
      Selling expenses consist primarily of salaries and fringe benefits for personnel engaged in sales and marketing activities, costs of customer samples, costs related to prototyping activities, other marketing incentives, and related marketing expenses.
      General and administrative expenses consist primarily of salaries and benefits for administrative personnel, non-manufacturing related overhead costs, consultancy, legal and other fees for professional services, recruitment and training expenses.

	For the years ended September 30,

	2003	2004	2005

	(Euro in millions, except percentages)
Selling, general and administrative expenses	679	718	655
Changes year-on-year		6%	(9)%
% of net sales	11%	10%	10%
      The slight decline of selling, general and administrative expenses as a percentage of net sales in the 2004 financial year was mainly due to our sales increasing at a faster rate than our expenditures. During the 2005 financial year, despite the significant increase in sales volume, we were able to reduce selling, general and administrative expenses in absolute terms as a result of cost reduction measures, particularly in central service providers and information technology (IT).
      Selling expenses increased in absolute terms during the 2004 financial year due to increased sales and higher-volume business as well as expansion in the Asia/ Pacific region, partially offset by sales and marketing cost-reduction programs in our Communication and Automotive, Industrial and Multimarket segments. Selling expenses decreased in absolute terms during the 2005 financial year following the decrease in net sales.
      The increase in general and administrative expenses during the 2004 financial year was mainly attributable to higher IT expenditures, professional fees, and expenses associated with expanding our presence in the USA and Asia, and was partially offset by savings from our cost-reduction programs. In the 2005 financial year, general and administrative expenses decreased due to general cost-saving measures throughout the company.

Other items affecting earnings

	For the years ended September 30,

	2003	2004	2005

	(Euro in millions, except percentages)
Restructuring charges	29	17	78
% of net sales	0%	0%	1%
Other operating expense, net	85	257	92
% of net sales	1%	4%	1%
Equity in (losses) earnings of associated companies	18	(14)	57
% of net sales	0%	(0)%	1%
Other non-operating (expense) income, net	21	(64)	26
% of net sales	0%	(1)%	0%
      Restructuring Charges. In the 2003 financial year we accrued charges for severance payments to eliminate excess overhead. In connection with our decision to close down various development centers in the 2004 financial year, we recorded restructuring charges, mainly for severance payments. In the 2005 financial year, we continued our restructuring and cost-saving efforts aimed at reducing costs, including downsizing our workforce and consolidating certain functions and operations. We agreed upon plans to terminate employees, primarily in connection with the close down of fiber optics operations in Germany and the United States, as well as measures taken to restructure our chip manufactur-

ing in the front-end area within the manufacturing cluster Perlach, Regensburg and Villach. Production activities at Munich-Perlach will be transferred principally to Regensburg and, to a lesser extent, to Villach.
      Other Operating Expense, Net. Other net operating expense, net in the 2004 financial year related principally to charges from our settlement of an antitrust investigation by the U.S. Department of Justice, related settlements with customers and a similar ongoing investigation in Europe, as well as a goodwill impairment charge of €71 million related to our 2001 acquisition of Catamaran. In the 2005 financial year, other operating expense included a net charge of €96 million resulting primarily from the reorganization of certain communication businesses and goodwill and other intangible assets impairment charges.
      Equity in (Losses) Earnings of Associated Companies. Our principal associated companies are ALTIS, Inotera (since the 2003 financial year) and ProMOS (through part of the 2003 financial year). Both ProMOS and Inotera are DRAM manufacturers and our equity in their earnings has been sensitive to fluctuations in the price of DRAM and is reflected in the results of the Memory Products segment.
      In the 2003 financial year, the recovery in DRAM prices resulted in improved earnings at ProMOS prior to our withdrawal from the venture. Start-up losses at Inotera during the ramp-up phase of production contributed to the losses incurred in the 2004 financial year. In the 2005 financial year, Inotera contributed the majority of our equity in earnings from associated companies, reflecting the start of volume production by that joint venture.
      Other Non-Operating (Expense) Income, Net. Other non-operating income and expense can consist of various items from period to period not directly related to our principal operations, including gains and losses on sales of marketable securities. Other non-operating expense, net in the 2004 financial year mainly consisted of €65 million of investment-related impairment charges. In the 2005 financial year, non-operating income, net included €40 million related to net gains from foreign currency derivatives and foreign currency transactions and a gain of €13 million realized on the sale of our venture capital activities, partially offset by investment related impairment charges of €29 million.
Earnings Before Interest and Taxes (EBIT)
      We define EBIT as earnings (loss) before interest and taxes. Our management uses EBIT as a measure to establish budgets and operational goals, to manage our business and to evaluate its performance. We report EBIT information because we believe that it provides investors with meaningful information about our operating performance and especially about the performance of our separate operating segments. EBIT is determined from the consolidated statements of operations as follows:

	For the years ended September 30,

	2003	2004	2005

	(Euro in millions)
Net income (loss)	(435)	61	(312)
Add: Income tax expense	84	154	120
Interest expense, net	52	41	9

EBIT	(299)	256	(183)

      The EBIT amounts of our separate reporting segments were as follows(1):

	For the years ended September 30,

	2003	2004	2005

	(Euro in millions)
Automotive, Industrial and Multimarket	148	252	134
Communication	(213)	(44)	(295)
Memory Products	31	169	122
Other Operating Segments	(50)	(75)	(4)
Corporate and Reconciliation	(215)	(46)	(140)

Total	(299)	256	(183)

(1)	Amounts in prior periods have been conformed to the current year presentation.
     The EBIT results reflect the combined effects of the following EBIT movements of our reporting segments:

•	Automotive, Industrial and Multimarket — The EBIT improvement in the 2004 financial year was mainly due to higher sales volumes and improved manufacturing efficiency, partially offset by continued pricing pressure. The EBIT decline in the 2005 financial year resulted primarily from the deterioration of the gross margin. As part of that, EBIT was negatively impacted by costs related to product transfers in connection with the planned phase-out of production at Munich-Perlach and costs incurred in connection with our new production site in Kulim, Malaysia.

•	Communication — The EBIT loss decreased in the 2004 financial year, primarily due to lower operating costs, which were partially offset by losses associated with the acquisition of ADMtek. EBIT for the 2004 financial year included goodwill impairments of €71 million related to our Catamaran acquisition. The EBIT decrease in the 2005 financial year resulted mainly from charges in connection with the reorganization of certain communication businesses and impairment charges aggregating €96 million, as well as a decline in gross margin.

•	Memory Products — The EBIT improvement in the 2004 financial year was primarily due to increased sales volumes and productivity improvements, which offset the impact of the weak U.S. dollar/ Euro exchange rate, lower license income and antitrust related charges. The EBIT decline in the 2005 financial year resulted primarily from a decline of average selling prices for DRAM products and the weak U.S. dollar/ Euro exchange rate, as well as the increase in R&D expenses resulting from the acceleration of our technology development and the broadening of our product portfolio, which could not be entirely offset by productivity improvements and increasing license revenue.

•	Other Operating Segments — The EBIT losses in the 2003 and 2004 financial years mainly reflected investment-related impairment charges. EBIT in the 2005 financial year was positively impacted by a gain of €13 million realized on the sale of our venture capital activities.

•	Corporate and Reconciliation — The EBIT loss decreased in the 2004 financial year, principally reflecting reduced idle-capacity costs resulting from improved utilization. The EBIT deterioration in the 2005 financial year resulted primarily from restructuring charges of €78 million in connection with the planned phase-out of production at our Munich-Perlach facility and the restructuring of our fiber optics business.

Interest Expense, Net
      We derive interest income primarily from cash and cash equivalents and marketable securities. Interest expense is primarily attributable to bank loans and convertible notes, and excludes interest capitalized on manufacturing facilities under construction.

	For the years ended September 30,

	2003	2004	2005

	(Euro in millions, except percentages)
Interest expense, net	(52)	(41)	(9)
% of net sales	(1)%	(1)%	0%
      Interest expense in the 2003, 2004 and 2005 financial years relates principally to the convertible bonds that we issued in February 2002 and in June 2003. In addition, interest expense in the 2004 financial year included €21 million, paid upon redemption of the other investors’ ownership interests in the Infineon Technologies SC300 GmbH & Co. OHG (“SC300”) venture in Dresden. These effects were partially reduced in the 2004 and 2005 financial years as a result of the redemption of a portion of our convertible bonds in 2004 and increased interest capitalization related to facilities under construction, as well as interest income from financial derivatives.

Income Taxes

	For the years ended September 30,

	2003	2004	2005

	(Euro in millions, except percentages)
Income tax expense	(84)	(154)	(120)
% of net sales	(1)%	(2)%	(2)%
Effective tax rate	(24)%	72%	(63)%
      Pursuant to U.S. GAAP, deferred tax assets in tax jurisdictions that have a three-year cumulative loss are subject to a valuation allowance excluding the impact of forecasted future taxable income. In the 2003 financial year we recorded an increase to the valuation allowance of €182 million, which limited the net tax benefit recognized, because we had incurred a cumulative loss in certain tax jurisdictions over the three-year period ended September 30, 2003; however, we continued to record tax expense in profitable tax jurisdictions. In the 2004 financial year, our effective tax rate increased because we recorded additional valuation allowances of €54 million related to tax jurisdictions that continue to have a three-year cumulative loss, and also had more non-deductible expenditures. In the 2005 financial year, as in the 2004 financial year, we continued to have a three-year cumulative loss in certain tax jurisdictions and we recorded an increase to the valuation allowance of €192 million. We assess our deferred tax asset position on a regular basis. Our ability to realize benefits from our deferred tax assets is dependent on our ability to generate future taxable income sufficient to utilize tax loss carry-forwards or tax credits before expiration. We expect to continue to recognize no tax benefits in these jurisdictions until we have ceased to be in a cumulative loss position for the preceding three-year period.

Net Income (Loss)
      Net loss decreased significantly in the 2003 financial year principally as a result of sales volume growth and manufacturing efficiencies and cost reduction efforts. This trend continued in the 2004 financial year, resulting in the achievement of profitability, although the impact was reduced through the increased charges for impairments, antitrust-related matters and tax expense. In the 2005 financial year, the net loss incurred resulted primarily from the combination of lower revenues and gross margin, long-term asset impairments, restructuring measures and tax expense.

Financial Condition

	As of September 30, 2005

			% Change
	2004	2005	year-on-year

	(Euro in millions, except percentages)
Current assets	5,292	4,574	(14)%
Non-current assets	5,572	5,710	3%

Total assets	10,864	10,284	(5)%

Current liabilities	2,870	2,382	(17)%
Non-current liabilities	2,016	2,273	13%

Total liabilities	4,886	4,655	(5)%

Shareholders’ equity	5,978	5,629	(6)%

      As of September 30, 2005, our total assets decreased slightly in comparison to the prior year. Total current assets decreased at the end of the 2005 financial year primarily due to the repayment of a €450 million loan entered into in connection with the build-out of our plant in Dresden.
      Non-current assets increased slightly at the end of the 2005 financial year as depreciation, amortization and impairment charges mostly offset capital expenditures and investments in associated companies during the year.
      Total liabilities decreased slightly as of the end of the 2005 financial year, mainly due to the net effect of the repayment of a €450 million loan entered into in connection with the build-out of our plant in Dresden which was not entirely offset by long-term debt borrowings of €175 million. The decrease in current liabilities resulted primarily from the repayment of the €450 million loan. Non-current liabilities increased mainly due to long-term debt borrowings of €175 million, used primarily for the financing of R&D projects and manufacturing facilities in Portugal and Austria.
      In the 2005 financial year our shareholders’ equity decreased principally due to the net loss during the year. At September 30, 2005, shareholders’ equity as a percentage of total assets was 55 percent, unchanged from September 30, 2004.
      The equity return amounted to negative 5 percent and the return on assets amounted to negative 3 percent in the 2005 financial year, compared to positive 1 percent for both financial ratios in the 2004 financial year. The equity-to-fixed-assets ratio decreased to 150 percent in the 2005 financial year from 167 percent in the prior year as a result of the net loss and capital expenditures which exceeded depreciation expense during the year. The decrease of the debt-to-equity ratio to 30 percent, compared to 33 percent in the 2004 financial year, was mainly attributable to the repayment of the €450 million loan entered into in connection with the build-out of our plant in Dresden during the 2005 financial year.
Liquidity
Cash Flow
      Our consolidated statement of cash flows shows the sources and uses of cash during the reported periods. It is of key importance for the evaluation of our financial position.
      Cash flows from investing and financing activities are both indirectly determined based on payments and receipts. Cash flows from operating activities are determined indirectly from net income (loss). The changes in balance sheet items have been adjusted for the effects of foreign currency exchange fluctuations and for changes in the scope of consolidation. Therefore, they do not conform to the corresponding changes in the respective balance sheet line items.

	For the years ended September 30,

	2003	2004	2005

	(Euro in millions)
Net cash provided by operating activities — continuing operations	731	1,857	1,039
Net cash used in investing activities	(1,522)	(1,809)	(238)
Net cash provided by (used in) financing activities	566	(402)	(266)
Net cash provided by (used in) operating activities — discontinued operation	(1)	—	—
Cash and cash equivalents at end of year	969	608	1,148
      Cash provided by operating activities in the 2005 financial year resulted mainly from the net loss of €312 million, which is net of non cash charges for depreciation of €1,316 million, impairment charges of €134 million and deferred income taxes of €88 million. Cash provided by operating activities was positively impacted by a decrease of trade accounts receivable of €119 million. These effects were partly offset by a decrease in accrued liabilities and trade accounts payable of €166 million.
      Cash used in investing activities in the 2005 financial year mainly reflects capital expenditures of €1,368 million, principally to equip our plants in Dresden and Richmond, investments of €135 million in associated companies, such as our Inotera joint venture, net sales of marketable securities of €1,082 million and proceeds from the sale of businesses of €101 million.
      Cash used in financing activities in the 2005 financial year principally relates to the repayment of a €450 million loan entered into in connection with the build out of our plant in Dresden.
Free Cash Flow
      We define free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since we hold a substantial portion of our available monetary resources in the form of readily available marketable securities, and operate in a capital-intensive industry, we report free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. It is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the consolidated statements of cash flows:

	For the years ended September 30,

	2003	2004	2005

	(Euro in millions)
Net cash provided by operating activities — total	730	1,857	1,039
Net cash used in investing activities	(1,522)	(1,809)	(238)
Purchases of marketable securities, net	739	158	(1,082)

Free cash flow	(53)	206	(281)

Net Cash Position
      The following table presents our gross and net cash positions and the maturity of debt. It is not intended to be a forecast of cash available in future periods.

	Payments due by period

		Less
As of September 30, 2005		than	1-2	2-3	3-4	4-5	After
	Total	1 year	years	years	years	years	5 years

	(Euro in millions)
Cash and cash equivalents	1,148	1,148	—	—	—	—	—
Marketable securities	858	858	—	—	—	—	—

Gross cash position	2,006	2,006	—	—	—	—	—
Less:
Long-term debt	1,566	—	650	51	64	733	68
Short-term debt and current maturities	99	99	—	—	—	—	—

Total financial debt	1,665	99	650	51	64	733	68

Net cash position	341	1,907	(650)	(51)	(64)	(733)	(68)

      Our gross cash position — representing cash and cash equivalents, plus marketable securities — decreased to €2,006 million at September 30, 2005, compared with €2,546 million at the prior year end. The decrease was principally due to the repayment of a €450 million loan entered into in connection with the build-out of our plant in Dresden.
      Long-term debt principally consists of convertible notes that were issued in order to strengthen our liquidity position and allow us more financial flexibility in conducting our business operations. The total outstanding convertible notes as of September 30, 2005 amounted to €1,340 million.
      On June 5, 2003, we issued €700 million in subordinated convertible notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 68.4 million ordinary shares of our company, at a conversion price of €10.23 per share through maturity.
      On February 6, 2002, we issued €1,000 million in subordinated convertible notes due 2007 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 28.2 million of our company’s ordinary shares at a conversion price of €35.43 per share through maturity. During the 2004 financial year we redeemed €360 million of our convertible notes due 2007. As of September 30, 2005 the outstanding amount was €640 million.
      Our net cash position — meaning cash and cash equivalents, plus marketable securities, less total financial debt — decreased by €207 million to €341 million at September 30, 2005, compared with €548 million at September 30, 2004, principally as a result of negative free cash flow of €281 million.
      To secure our cash position and to keep flexibility with regards to liquidity, we have implemented a policy with risk limits for the amounts deposited with respect to the counterparty, credit rating, sector, duration, credit support and type of instrument.
Capital Requirements
        We require capital in our 2006 financial year to:

•	Finance our operations;

•	Make scheduled debt payments;

•	Settle contingencies if they occur; and

•	Make planned capital expenditures.
      We can meet these requirements through:

•	Cash flow generated from operations;

•	Cash on hand and securities we can sell; and

•	Available credit facilities.
      As of September 30, 2005, we require funds for the 2006 financial year aggregating €1,618 million, consisting of €99 million for short-term debt payments and €1,519 million for commitments. In addition, we may need up to €166 million for currently known contingencies. We also plan to invest up to an additional €700 million in capital expenditures that have not been otherwise committed. The aggregate capital required for such commitments, contingencies and planned capital expenditures during the 2006 financial year is €2,484 million as of September 30, 2005. We have a gross cash position of €2,006 million as of September 30, 2005, and also the ability to draw funds from available credit facilities of €1,149 million.
      As of September 30, 2005, we had debt of €99 million scheduled to become due within one year.
Commitments and Contingencies

	Payment due/expirations by period

		Less
As of September 30, 2005(1)(2)		than	1-2	2-3	3-4	4-5	After
	Total	1 year	years	years	years	years	5 years

	(Euro in millions)
Contractual commitments:
Operating lease payments	850	94	71	61	56	54	514
Unconditional purchase commitments	1,505	1,379	45	24	9	9	39
Other long-term commitments	138	46	46	46	—	—	—

Total commitments	2,493	1,519	162	131	65	63	553

Other contingencies:
Guarantees	462	99	204	23	5	—	131
Contingent government grants(3)	516	67	101	128	42	55	123

Total contingencies	978	166	305	151	47	55	254

The above table should be read together with Note 31 to our consolidated financial statements for the year ended September 30, 2005.

(1)	Certain payments of obligations or expiration of commitments that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table, based on our estimate of the reasonably likely timing of payments or expirations in each particular case. Actual outcomes could differ from those estimates.

(2)	Product purchase commitments associated with capacity reservation agreements are not included in this table, since the purchase prices are based, in part, on future market prices, and are accordingly not quantifiable at September 30, 2005. Purchases under these agreements aggregated approximately €950 million for the year ended September 30, 2005.

(3)	Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not guaranteed otherwise and could be refundable if the total project requirements are not met.

Capital Expenditures

	For the years ended September 30,

	2003	2004	2005

	(Euro in millions)
Memory products	576	716	921
Logic products	296	447	447

Total	872	1,163	1,368

      Depending on our business situation we expect to invest between €1.2 billion and €1.4 billion in capital expenditures in the 2006 financial year, largely for our manufacturing facilities in Richmond, Virginia, and Kulim, Malaysia. We are also constantly improving productivity and upgrading technology at existing facilities, especially in Dresden, Germany. As of September 30, 2005, approximately €650 million of this amount has been committed and included in unconditional purchase commitments. Due to the lead times between ordering and delivery of equipment, a substantial amount of capital expenditures typically is committed well in advance. Approximately 50 percent of these expected capital expenditures will be made in the Memory Products segment’s front-end and back-end facilities.
Credit Facilities
      We have established both short- and long-term credit facilities with a number of different financial institutions in order to meet our anticipated funding requirements. These facilities, which aggregate €1,491 million, of which €1,149 million remained available at September 30, 2005, comprise the following:

			As of September 30, 2005

	Nature of financial		Aggregate
Term	institution commitment	Purpose/intended use	facility	Drawn	Available

			(Euro in millions)
short-term	firm commitment	working capital, guarantees	120	51	69
short-term	no firm commitment	working capital, cash management	305	—	305
long-term	firm commitment	working capital	731	—	731
long-term(1)	firm commitment	project finance	335	291	44

Total			1,491	342	1,149

(1)	Including current maturities.
     In September 2004 we executed a $400/€400 million syndicated credit facility with a five-year term. The facility consists of two tranches: Tranche A is a $400 million term loan intended to finance the expansion of our Richmond, Virginia, manufacturing facility. Tranche B is a €400 million multicurrency revolving facility to be used for general corporate purposes. The maximum outstanding amount of Tranche A will decrease on the basis of a repayment schedule that foresees equal installments starting from September 30, 2006. The facility has customary financial covenants, and drawings bear interest at market-related rates that are linked to financial performance. The lenders of this credit facility have been granted a negative pledge relating to our future financial indebtedness with certain permitted encumbrances. At September 30, 2005, no amounts were outstanding under this facility.
      A €124 million non-recourse project financing facility for the expansion of the Porto, Portugal manufacturing facility was executed in May 2005. As of September 30, 2005, €80 million has been drawn under this facility.

      At September 30, 2005, we were in compliance with our debt covenants under the relevant facilities.
      We plan to fund our working capital and capital requirements from cash provided by operations, available funds, bank loans, government subsidies and, if needed, the issuance of additional debt or equity securities. We have also applied for governmental subsidies in connection with certain capital expenditure projects, but can provide no assurance that such subsidies will be granted on a timely basis or at all. We can provide no assurance that we will be able to obtain additional financing for our research and development, working capital or investment requirements or that any such financing, if available, will be on terms favorable to us.
      Taking into consideration the financial resources available to us, including our internally generated funds and currently available banking facilities, we believe that we will be in a position to fund our capital requirements in the 2006 financial year.
Pension Plan Funding
      Our company’s projected benefit obligation, which considers future compensation increases, amounted to €477 million at September 30, 2005, compared to €349 million at September 30, 2004. The fair value of plan assets as of September 30, 2005 was €243 million, compared to €204 million as of September 30, 2004.
      We have estimated the return on plan assets for the next financial year to be 6.5% or €14 million for domestic plans and 6.7% or €2 million for foreign plans. The actual return on plan assets between the last measurement dates amounted to 10.9% or €19 million for domestic plans and 6.7% or €2 million for foreign plans, compared to the expected return on plan assets for that period of 7.3% for domestic plans and 6.9% for foreign plans.
      At September 30, 2004 and 2005, the combined funding status of our pension plans reflected an underfunding of €145 million and €234 million, respectively. The company expects that contributions to its pension plans during the year ending September 30, 2006, would significantly exceed the level of contributions made during the year ended September 30, 2005.
      Our investment approach with respect to the pension plans involves employing a sufficient level of flexibility to capture investment opportunities as they occur, while maintaining reasonable parameters to ensure that prudence and care are exercised in the execution of the investment program. The pension plans’ assets are invested with several investment managers. The plans employ a mix of active and passive investment management programs. Considering the duration of the underlying liabilities, a portfolio of investments of plan assets in equity securities, debt securities and other assets is targeted to maximize the long-term return on plan assets for a given level of risk. Investment risk is monitored on an ongoing basis through periodic portfolio reviews, meetings with investment managers and liability measurements. Investment policies and strategies are periodically reviewed to ensure the objectives of the plans are met considering any changes in benefit plan design, market conditions or other material items.
      Our asset allocation targets for pension plan assets are based on our assessment of business and financial conditions, demographic and actuarial data, funding characteristics, related risk factors, market sensitivity analyses and other relevant factors. The overall allocation is expected to help protect the plans’ level of funding while generating sufficiently stable real returns (i.e., net of inflation) to meet current and future benefit payment needs. Due to active portfolio management, the asset allocation may differ from the target allocation up to certain limits. As a matter of policy, our pension plans do not invest in our company shares.

Other Matters
Employees
      The following table indicates the composition of our workforce by function and region at the end of the financial years indicated.

	As of September 30,

	2003	2004	2005

Function:
Production	22,405	24,540	25,114
Research & Development	5,935	7,160	7,401
Sales & Marketing	2,048	1,948	2,016
Administrative	1,920	1,922	1,909

Total	32,308	35,570	36,440

Region:
Germany	16,166	16,387	16,119
Europe	5,034	5,631	5,482
North America	2,757	2,982	3,193
Asia/Pacific	8,116	10,340	11,451
Japan	118	133	158
Other	117	97	37

Total	32,308	35,570	36,440

      In the 2004 financial year, our headcount increased principally due to the expansion of manufacturing capacities in Germany, Malaysia and China. In the 2005 financial year, this trend continued in Malaysia and China.
Campeon
      We entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo south of Munich, Germany. The office complex, called Campeon, will enable us to centralize most of our Munich-area employees, who are currently situated in various locations throughout Munich, in one central physical working environment. MoTo was responsible for the construction, which was completed in the second half of 2005. We have no obligations with respect to financing MoTo, and have provided no guarantees related to the construction. We occupied Campeon under an operating lease arrangement in October 2005 and have begun the gradual move of our employees to this new location.

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
Revenue Recognition
      We generally market our products to a wide variety of end users and a network of distributors. Our policy is to record revenue when persuasive evidence of an arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. We record reductions to revenue for estimated product returns and allowances for discounts and price protection, based on actual historical experience, at the time the related revenue is recognized. We establish reserves for sales discounts, price protection allowances and product returns based upon our evaluation of a variety of factors, including industry demand. This process requires the exercise of substantial judgments in evaluating the above-mentioned factors and requires material estimates, including forecasted demand, returns and industry pricing assumptions.
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
      We have entered into licensing agreements for our technology in the past, and anticipate that we will increase our efforts to monetize the value of our technology in the future. As with certain of our existing licensing agreements, any new licensing arrangements may include capacity reservation agreements with the licensee. Such transactions could represent multiple element arrangements pursuant to SEC Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition”, and Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Elements”. The process of determining the appropriate revenue recognition in such transactions is highly complex and requires significant judgment, which includes evaluating material estimates in the determination of fair value and the level of our continuing involvement.
Recoverability of Long-Lived Assets
      Our business is extremely capital-intensive, and requires a significant investment in property, plant and equipment. Due to rapid technological change in the semiconductor industry, we anticipate the level of capital expenditures to be significant in future periods. During the 2005 financial year, we spent €1,368 million to purchase property, plant and equipment. At September 30, 2005, the carrying value of our property, plant and equipment was €3,751 million. We have acquired other businesses, which resulted in the generation of significant amounts of long-lived intangible assets, including goodwill. At September 30, 2005 we had long-lived intangible assets of €315 million.
      We adopted the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, as of October 1, 2001. Pursuant to the requirements of SFAS No. 142, a test for impairment is done at least once a year.
      We review long-lived assets, including intangible assets, for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or discounted estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows.
      We tested goodwill for impairment pursuant to SFAS No. 142 and recognized impairment charges of €71 million and €18 million during the years ended September 30, 2004 and 2005, respectively. The goodwill impairment charges in the 2004 financial year related primarily to goodwill arising from our acquisition of Catamaran in 2001, while the impairment charges in the 2005 financial year related primarily to our acquisition of ADMtek in 2004.
Valuation of Inventory
      Historically, the semiconductor industry has experienced periods of extreme volatility in product demand and in industry capacity, resulting in significant price fluctuations. Since semiconductor demand is concentrated in such highly-volatile industries as wireless communications, wireline communications and the computer industry, this volatility can be extreme. This volatility has also resulted in significant fluctuations in price within relatively short time-frames. For example, the “spot” market price for 256-Mbit DDR DRAM fluctuated from $4.00 at January 26, 2005 to $2.42 at March 30, 2005.
      As a matter of policy, we value inventory at the lower of cost or market price. We review the recoverability of inventory based on regular monitoring of the size and composition of inventory positions, current economic events and market conditions, projected future product demand, and the pricing environment. This evaluation is inherently judgmental and requires material estimates, including both forecasted product demand and pricing environment, both of which may be susceptible to significant change. At September 30, 2005, total inventory was €1,022 million.
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
Recoverability of Long-Term Investments
      We have made a series of investments in companies that are principally engaged in the research and development, design, and manufacture of semiconductors and related products. At September 30, 2005, the carrying value of our long-term investments totaled €779 million.
      Our accounting policy is to record an impairment of investments when the decline in fair value below carrying value is other-than-temporary. In determining if a decline in value is other-than-temporary, we consider factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee, the economic environment and state of the industry and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. We recognized impairment charges of €29 million during the 2005 financial year as a result of such impairment tests.
      At September 30, 2005, our two most significant long-term investments were our investments in ALTIS, which is a joint venture with IBM, and Inotera, which is a joint venture with Nanya.
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
Realization of Deferred Tax Assets
      At September 30, 2005, total net deferred tax assets were €593 million. Included in this amount are the tax benefits of net operating loss and credit carry-forwards of approximately €325 million, net of the valuation allowance. These tax loss and credit carry-forwards generally do not expire under current law.
      We have evaluated our deferred tax asset position and the need for a valuation allowance. The assessment requires the exercise of judgment on the part of our management with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon our ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since we have incurred a cumulative loss in certain tax jurisdictions over the three-year period ended September 30, 2005, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109.
      For these tax jurisdictions, the assessment was therefore based only on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods. As a result of this assessment, we increased the deferred tax asset valuation allowance in the 2004 and 2005 financial years by €54 million and €192 million, respectively, in order to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in the future. We assess our deferred tax asset position on a regular basis. Our ability to realize deferred tax assets is dependent on our ability to generate future taxable income sufficient to utilize tax loss carry-forwards or tax credits before their expiration. We expect to continue to recognize low levels of deferred tax benefits in the 2006 financial year, until such time as taxable income is generated from operations in tax jurisdictions that would utilize our tax loss carry-forwards in those jurisdictions.
      The recorded amount of total deferred tax assets could be reduced if our estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize tax loss and credit carry-forwards in the future.
Purchase Accounting
      We have acquired other businesses, including SensoNor in the 2003 financial year, ADMtek in the 2004 financial year and the remaining 30 percent share in the Infineon Technologies Flash joint venture during the 2005 financial year. These acquisitions resulted in aggregate in-process research and development costs of €15 million that were immediately recorded as expense in the respective periods of acquisition. Additionally, these acquisitions resulted in the generation of a significant amount of long-lived intangible assets.
      Accounting for business combinations requires the allocation of the purchase price to identifiable tangible and intangible assets and liabilities based upon their fair value. The allocation of purchase price is highly judgmental, and requires the extensive use of estimates and fair value assumptions, which can have a significant impact on operating results.
Pension Plan Accounting
      Our pension benefit costs are determined in accordance with actuarial computations using the projected-unit-credit method, which rely on assumptions including discount rates and expected return on plan assets. Discount rates are established based on prevailing market rates for high-quality fixed-income instruments that, if the pension benefit obligation were settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. The expected return on plan assets assumption is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. Other key assumptions for our pension costs are based on current market conditions. A significant variation in one or more of these underlying assumptions could have a material effect on the measurement of our long-term obligation.
      We account for our pension-benefit liabilities and related postretirement benefit costs pursuant SFAS No. 87 “Employers’ Accounting for Pensions”. We offer defined benefit pension plans, which generally specify the amount of pension benefit that each employee will receive for services performed during a specified period of employment. The amount of the employer’s periodic contribution to a defined benefit pension plan is based on the total pension benefits that could be earned by all eligible participants.
      If our total contribution to our pension plans for the period is not equal to the amount of net periodic pension cost as determined by the provisions of SFAS No. 87, we recognize the difference either as a liability or as an asset.
      Consolidated Balance Sheets. Defined benefit plans determine the entitlements of their beneficiaries. The net present value of the total fixed benefits for service already rendered is represented by the actuarially calculated accumulated benefit obligation (“ABO”).
      An employee’s final benefit entitlement at regular retirement age may be higher than the fixed benefits at the measurement date due to future compensation or benefits increases. The net present value of this ultimate future benefit entitlement for service already rendered is represented by the projected benefit obligation (“PBO”), which is actuarially calculated with consideration for future compensation increases.
      The pension liabilities are equal to the PBO when the assumptions used to calculate the PBO such as discount rate, compensation increase rate and projected future pension increases are achieved. In the case of funded plans, the market value of the external assets is offset against the benefit obligations. The net liability or asset recorded on the consolidated balance sheets is equal to the under- or overfunding of the PBO in this case, when the expected return on plan assets is subsequently realized.
      Differences between actual experience and assumptions made for the compensation increase rate and projected future pension increases, as well as the differences between actual and expected returns on plan assets, result in the asset or liability related to pension plans being different than the under-or overfunding of the PBO. Such a difference also occurs when the assumptions used to value the PBO are adjusted at the measurement date. If the difference is so significant that the current benefit obligation represented by the ABO (or the amount thereof not funded by plan assets) exceeds the liability recorded on the balance sheet, such liability must be increased. The unfunded portion of the ABO is referred to as the minimum pension liability and an accrued pension liability that is at least equal to this minimum pension liability amount should be recognized without affecting the consolidated statements of operations. The required increase in the liability is referred to as the additional minimum pension liability and its offsetting adjustment results in the recognition of either an intangible asset or as a component of shareholders’ equity. The treatment as a separate component of shareholders’ equity is recorded, net of tax, as a reduction of shareholders’ equity. The recognition of the minimum pension liability results in the elimination of any existing prepaid pension asset balance on a plan-by-plan basis.
      Consolidated Statements of Operations. The recognized expense related to pension plans and similar commitments in the consolidated statements of operations is referred to as net periodic pension cost (“NPPC”) and consists of several separately calculated and presented components, including service cost, which is the actuarial net present value of the part of the PBO for the service rendered in the respective financial year; the interest cost for the expense derived from the addition of accrued interest on the PBO at the end of the preceding financial year on the basis of the identified discount rate; and the expected return on plan assets in the case of funded benefit plans. Actuarial gains and losses, resulting for example from an adjustment of the discount rate, and asset gains and losses, resulting from a deviation of actual and expected return on plan assets, are not recognized in the consolidated statements of operations as they occur. Unrecognized gains or losses are included in the net pension cost for the year if, as of the beginning of the year, the unrecognized net gains or losses exceed 10% of the greater of the projected benefit obligation or the market value of the plan assets. The amortization is the excess divided by the average remaining service period of active employees expected to receive benefits under the plan.
      In the consolidated statements of operations, NPPC is allocated among functional costs (cost of sales, research and development expenses, selling and general administrative expenses), according to the function of the employee groups accruing benefits.
      In the consolidated statements of operations, NPPC expenses before income taxes for our pension plans for the financial years ended September 30, 2003, 2004 and 2005, accumulated to €27 million, €28 million and €28 million, respectively.
      The consolidated balance sheets include the following significant components related to pension plans and similar commitments based upon the situation at:

	As of September 30,

	2004	2005

	(Euro in millions)
Accumulated other comprehensive income	—	85
Less income tax effect	—	(1)

Accumulated other comprehensive income, net of income taxes	—	84

Accrued pension liabilities	104	162
      Consolidated Statements of Cash Flows. We make payments directly to the participants in the case of unfunded benefit plans and the payments are included in net cash used in operating activities. For funded pension plans, the participants are paid by the external pension fund and accordingly these payments are cash neutral to us. In this case, our regular funding (service cost) and supplemental cash contributions result in a net cash used in operating activities.
      In the consolidated statements of cash flows, our principal pension and other postretirement benefits resulted in a net cash used in operating activities of €3 million, €3 million, and €4 million in the financial years ended September 30, 2003, 2004 and 2005, respectively.
      Pension benefits — Sensitivity Analysis. A one-percentage-point change of the established assumptions mentioned above, used for the calculation of the NPPC for the 2006 financial year would result in the following impact on the NPPC for the 2005 financial year:

	Effect on net periodic pension costs

	One percentage	One percentage
	increase	decrease

	(Euro in millions)
Discount rate	(12)	16
Rate of compensation increase	9	(9)
Rate of projected future pension increases	10	(9)
Expected return on plan assets	(2)	2
      Increases and decreases in the discount rate, rate of compensation increase and rate of projected future pension increases which are used in determining the PBO do not have a symmetrical effect on NPPC primarily due to the compound interest effect created when determining the present value of the future pension benefit. If more than one of the assumptions were changed simultaneously, the impact would not necessarily be the same as if only one assumption was changed in isolation.
      For a discussion of our current funding status and the impact of these critical assumptions, see “Notes to Consolidated Financial Statements, Pension Plans”.

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
International Financial Reporting Standards (IFRS)
      Pursuant to a regulation of the European Union (the “EU”), we will be required to report our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”, formerly known as International Accounting Standards) no later than with effect from October 1, 2007.
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
      We are not yet able to provide a quantitative analysis of the impact that the adoption of IFRS would have on our consolidated financial statements. The ultimate impact of adopting IFRS is further affected by the future issuance of final versions of IFRS standards that currently have draft status, and the degree of convergence achieved between U.S. GAAP and IFRS by the date of adoption. We expect to be able to meet the timetable set by the EU.
Qualitative and Quantitative Disclosure about Market Risk
        The following discussion should be read in conjunction with Notes 2, 30 and 31 to our consolidated financial statements.
Commodity Price Risk
      A significant portion of our business, primarily the sales of our Memory Products segment, is exposed to fluctuations in DRAM market prices. DRAM is a highly standardized product and the sales price responds to market forces in a way similar to that of other commodities. DRAM price volatility can be extreme and has resulted in significant fluctuations within relatively short time-frames. We attempt to mitigate the effects of volatility by continually improving our cost position, by entering into new strategic partnerships and by focusing our product portfolio on application-specific products that are subject to less volatility, such as high-end GraphicsRAM.
      We are also exposed to commodity price risks with respect to raw materials used in the manufacture of our products. We seek to minimize these risks through our sourcing policies (including the use of multiple sources, where possible) and our operating procedures. We do not utilize derivative financial instruments to manage any remaining exposure to fluctuations in commodity prices.
Foreign Exchange and Interest Risk
      Although we prepare our consolidated financial statements in euro, major portions of our sales volumes as well as costs relating to the design, production and manufacturing of products are denominated in U.S. dollars. Our activities in markets around the world create cash flows in a number of different currencies. Exchange rate fluctuations may have substantial effects on our sales, our costs and our overall results of operations.
      The table below provides information about our derivative financial instruments that are sensitive to changes in foreign currency exchange and interest rates as of September 30, 2005. For foreign currency exchange forward contracts related to certain sale and purchase transactions and debt service payments denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual foreign exchange rates. At September 30, 2005, our foreign currency forward contracts and currency options mainly had terms up to one year. Our cross-currency interest rate swap expires in December 2005 and our interest rate swaps expire in 2007, 2008 and 2015. We do not enter into derivatives for trading or speculative purposes.
Derivative Financial Instruments(1)

		Average
		contractual	Fair value
	Contract amount	forward	September 30,
	buy/(sell)	exchange rate	2005

	(Euro in millions)		(Euro in millions)
Foreign currency forward contracts:
U.S. dollar	195	1.27438	4
U.S. dollar	(838)	1.24186	(20)
Japanese yen	42	136.74168	—
Japanese yen	(9)	137.11000	—
Singapore dollar	23	2.04993	—
Singapore dollar	(2)	2.03986	—
Great Britain pound	5	0.68720	—
Czech Koruna	1	29.35610	—
Malaysian Ringgit	32	4.62775	1
Other currencies	23	—	(1)
Currency options:
U.S. dollar	522	1.20670	3
U.S. dollar	(527)	1.19493	(21)
Cross-currency interest rate swap:
U.S. dollar	389	1.15000	21
Interest rate swaps	1,442	n/a	14
Other	259	n/a	(2)

Fair value, net			(1)

(1)	Euro equivalent, in millions except for average contractual forward exchange rates.

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
      We record our derivative instruments according to the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. SFAS No. 133 requires all derivative instruments to be recorded on the balance sheet at their fair value. Gains and losses resulting from changes in the fair values of those derivatives are accounted for depending on the use of the derivative instrument and whether it qualifies for hedge accounting. Our economic hedges are generally not considered hedges under SFAS No. 133. Under our economic hedging strategy we report derivatives at fair value in our consolidated financial statements, with changes in fair values recorded in earnings.
      In the 2005 financial year foreign exchange transaction gains were €45 million and were partially offset by losses from our economic hedge transactions of €24 million, resulting in net gain of €21 million. This compares to foreign exchange losses of €62 million, offset by hedging gains of €47 million, resulting in net losses of €15 million in the 2004 financial year. A large portion of our manufacturing, selling and marketing, general and administrative, and research and development expenses are incurred in currencies other than the euro, primarily the U.S. dollar and Japanese yen. Fluctuations in the exchange rates of these currencies to the euro had an effect on profitability in the 2003, 2004 and 2005 financial years.
Interest Rate Risk
      We are exposed to interest rate risk through our debt instruments, fixed term deposits and loans. During the 2002 and 2003 financial years, we issued two convertible bonds. Due to the high volatility of our core business and to maintain high operational flexibility, we keep a substantial amount of cash and marketable securities. These assets are mainly invested in instruments with contractual maturities ranging from three to twelve months, bearing interest at short-term rates. To reduce the risk caused by changes in market interest rates, we attempt to align the duration of the interest rates of our debts and current assets by the use of interest rate derivatives.
      Fluctuating interest rates have an impact on parts of both our marketable securities as well as our debt obligations and standby lines of credit. We make use of derivative instruments such as interest rate swaps to hedge against adverse interest rate developments. We have entered into interest rate swap agreements that mainly convert the fixed interest rate on our convertible bonds to a variable interest rate based on the relevant European Interbank Offering Rate (“EURIBOR”).
      During the 2005 financial year we de-designated interest rate swap agreements with a notional amount of €500 million from a fair value hedge of €500 million of our convertible notes due 2007.
Subsequent Events
        In November 2005, our Supervisory Board approved a plan to transfer the assets and liabilities of our Memory Products segment into a separate, wholly owned subsidiary of our company (this “drop-down” of assets and liabilities, or Teilbetrieb, is known as an Ausgliederung under German law).
Outlook
        Industry experts forecast mid-single-digit growth for the worldwide semiconductor market in the 2006 calendar year. For the 2006 financial year, we expect to develop at least in line with the market. In our Automotive, Industrial and Multimarket segment, we anticipate further growth due to increasing demand for electronics in cars, power conversion and energy-saving technologies. In addition, we expect further business opportunities in the Communication segment, mainly due to our capability in radio frequency technologies. In our Memory Products segment, we will continue to focus our portfolio on higher margin growth businesses.
      In the first quarter of the 2006 financial year, we expect revenues to increase slightly compared to the fourth quarter of the 2005 financial year. We will continue to phase-out the production at Munich-Perlach, to build the new production site in Kulim, Malaysia, and to ramp-up the 300-millimeter production facility in Richmond. In addition, in the first quarter of the 2006 financial year we will begin to recognize stock-based compensation expense in our consolidated statement of operations.
      In November 2005, our Supervisory Board approved a plan to separate the memory products business and to form a wholly owned subsidiary of our Company effective July 1, 2006. It is the preferred plan of our management to subsequently move towards a public offering of shares in this business.
      For the first quarter of the 2006 financial year, we anticipate the following with respect to our three operating segments:

•	In our Automotive, Industrial and Multimarket segment, we expect revenues and EBIT to increase slightly in the automotive and industrial business in the first quarter of the 2006 financial year compared to the fourth quarter of the 2005 financial year, despite annual price reductions at major customers that take effect for the first time in the first quarter of the 2006 financial year. We anticipate revenues and EBIT in the security and chip-card business to remain under pressure, but expect the trend to reverse beginning with the second quarter of the 2006 financial year, due to the cost reduction measures put in place. In the overall Automotive, Industrial and Multimarket segment, we expect revenues to increase slightly and EBIT margin to remain stable compared to the fourth quarter of the 2005 financial year, despite the mentioned price reductions, the anticipated expenses in connection with the planned phase-out of production at Munich-Perlach and expenses for the new production site in Kulim, Malaysia.

•	In the first quarter of the 2006 financial year, we expect revenues in our Communication segment to remain stable compared to the fourth quarter of the 2005 financial year. We anticipate the segment’s EBIT loss to stay in the range of the EBIT loss in the fourth quarter of the 2005 financial year.

•	In our Memory Products segment, we expect seasonal strength in demand for computers to drive bit-growth in the DRAM market in the first quarter of the 2006 financial year. On the supply side, capacity and productivity in the industry are expected to grow, offset only partially by capacity shifts to non-DRAM products by some of our competitors. This, coupled with pricing pressure and uncertainties regarding chipset availability in the PC segment, makes price development difficult to predict. We expect to further grow our bit production based on additional capacities at our joint venture Inotera and our 300-millimeter production facility in Richmond. We continue to focus our portfolio on higher margin growth businesses, including infrastructure, and high-end graphics, as well as consumer and mobile applications.

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
      According to WSTS, worldwide sales of all semiconductor products have fluctuated significantly over the past calendar years. Sales decreased in 1996, 1998 and 2001, with a decrease of approximately 32 percent in 2001. Sales grew by 1 percent in 2002 and a further 18 percent in 2003 and 28 percent in 2004 with expected growth of 7 percent for the full calendar year 2005. Recent growth has, however, so far been accompanied by downward price pressure in some of our businesses, especially for automotive, chip card and communication devices.
      There can be no assurance that the market will continue to grow in the near term or that the growth rates experienced in recent past periods will be attainable again in the coming years.
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
      According to WSTS market data, during the first nine months of the 2005 calendar year, the average selling price for DRAM decreased by approximately 37 percent compared to the same period in 2004. Downturns in the industry, including the most recent severe downturn period of 2001-2002, have severely hurt the profitability of the industry generally, including our DRAM business. The volatility of the semiconductor industry may at any rate lead to future downturns, which could have similar effects. Fluctuations in the rate at which industry capacity is growing relative to the growth rate in demand for semiconductor products may in the future put pressure on our average selling prices and hurt our results of operations.
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
      Competitors may also develop technologies that are protected by patents and other intellectual property rights. These technologies may therefore either be unavailable to us or be made available to us only on unfavorable terms and conditions. Litigation, which could require significant financial and management resources, may be necessary to enforce our patents or other intellectual property rights or to defend against claims of infringement of intellectual property rights brought against us by others. Lawsuits may have a material adverse effect on our business. We may be forced either to stop producing substantially all or some of our products or to license the underlying technology upon economically unfavorable terms and conditions, and possibly to pay damages for prior use of third party intellectual property. See “Business — Legal Matters” for a more detailed description of the current claims and proceedings.
Our results may suffer if we are not able to match our production capacity to demand
      During periods of industry overcapacity and declining selling prices, customers do not generally order products as far in advance of the scheduled shipment date as they do during periods when our industry is operating closer to capacity, such as in the 2003 and 2004 financial years. We therefore experience lower levels of backlog during such downturns, which makes it more difficult to forecast production levels and revenues.
      It is difficult to predict future growth in the markets we serve, making it very difficult to estimate requirements for production capacity. If the market does not grow as we have anticipated, we risk underutilization of our facilities. This may also in the future result in write-offs of inventories and losses on products for which demand is lower than current forecasts may indicate.
      During periods of increased demand we may not have sufficient capacity to meet customer orders. Such constraints affect our customers’ ability to deliver products in accordance with their planned manufacturing schedules, making relationships with affected customers difficult.
      In the past we have responded to fluctuations in industry capacity and demand by adapting production levels, closing existing production facilities, opening new production facilities or entering into strategic alliances, which resulted in high costs. We have also purchased an increasing number of processed wafers from semiconductor foundries to meet higher levels of demand and have incurred higher cost of goods sold as a result. In order to expand or reduce our production capacity in the future, we may have to spend substantial amounts, which could hurt our results of operations.
Our business could suffer from problems with manufacturing
      The semiconductor industry is characterized by the introduction of new or enhanced products with short life cycles in a rapidly changing technological environment. We manufacture our products using processes that are highly complex, require advanced and costly equipment and must continuously be modified to improve yields and performance. Difficulties in the manufacturing process can reduce yields or interrupt production, and as a result of such problems we may on occasion not be able to deliver products on time or in a cost-effective, competitive manner.
      We cannot foresee and prepare for every contingency. If production at a fabrication facility is interrupted, we may not be able to shift production to other facilities on a timely basis or customers may purchase products from other suppliers. In either case, the loss of revenues and damage to the relationship with our customers could be significant.
      Increasing our production capacity to reduce our exposure to potential production interruptions would increase our fixed costs. If the demand for our products does not increase proportionally to the increase in production capacity, our operating results could be harmed.
      We outsource production of some of our products to third-party suppliers. Using third-party suppliers exposes us to manufacturing problems experienced by those suppliers and may be less cost-effective than manufacturing at our own facilities.
      On October 25, 2005 a labor strike was declared by the local union at our manufacturing site in Munich-Perlach. This strike was a reaction to our decision to ramp down this production site in 2007, as our manufacturing activities there are no longer economically viable. We and the union reached an agreement on October 31, 2005 and the strike came to an end. A prolonged strike at this or any other of our production locations would negatively impact our results of operations and our capabilities to respond to customer requirements, which may limit our future ability to develop business opportunities.
Our business could suffer due to the volume of demand of our customers
      We face significant volume risk particularly in our Communication segment. The fast change in technology in combination with execution risks in individual projects can lead to a decrease in the volume of demand which potentially could result in the loss of a customer relationship. In addition, we face high price pressure and high margin pressure in this segment. Our sales volume highly depends on the market success of our customers. In addition, our sales volume can be influenced by changes in the competitive landscape of our customers.
We have a limited number of suppliers and could suffer shortages if they were to interrupt supply or increase prices
      Our manufacturing operations depend upon obtaining deliveries of equipment and adequate supplies of materials on a timely basis. We purchase equipment and materials from a number of suppliers on a just-in-time basis. From time to time, suppliers may extend lead times, limit supply to us or increase prices due to capacity constraints or other factors. Because the equipment that we purchase is complex, it is difficult for us to substitute one supplier for another or one piece of equipment for another. Some materials are only available from a limited number of suppliers. Although we believe that supplies of the materials we use are currently adequate, shortages could occur in critical materials, such as silicon wafers or specialized chemicals used in production, due to interruption of supply or increased industry demand. Our results of operations would be hurt if we are not able to obtain adequate supplies of quality equipment or materials in a timely manner or if there were significant increases in the costs of equipment or materials.
Our business could suffer if we do not have adequate access to capital
      Semiconductor companies that operate their own manufacturing facilities require significant amounts of capital to build, expand, modernize and maintain them. Semiconductor companies also require significant amounts of capital to fund research and development. We used cash in our investing activities of €1,522 million in the 2003 financial year, €1,809 million in the 2004 financial year and €238 million in the 2005 financial year. Our research and development expenses were €1,089 million in the 2003 financial year, €1,219 million in the 2004 financial year and €1,293 million in the 2005 financial year. We increased our capital expenditures in the 2004 financial year by 33 percent to €1,163 million and in the 2005 financial year by a further 18 percent to €1,368 million. We intend to continue to invest heavily in research and development and manufacturing facilities, while continuing our policy of cooperation with other semiconductor companies to share these costs with us. A prime example is our joint venture, Inotera, where together with our joint venture partner, Nanya, we have ramped up production of a 300-millimeter manufacturing facility for memory products using the most modern technology available.
      In the future, we may not be able to raise the amount of capital required for our business on acceptable terms due to a number of factors, such as general market and economic conditions, inadequate cash flow from operations or unsuccessful asset management. Our business may be hurt if we are not able to make necessary capital expenditures and finance necessary research and development endeavors.

Our business could suffer if we are not able to secure the development of new technologies or if we cannot keep pace with the technology development of our competition
      The semiconductor industry is characterized by rapid technological changes. New process technologies using smaller feature sizes and offering better performance characteristics are introduced every one to two years. The introduction of new technologies allows us to increase the functions per chip while at the same time optimizing performance parameters, such as decreasing power consumption or increasing processing speed. In addition, the reduction of feature sizes allows us to produce smaller chips offering the same functionality and thereby considerably reduce the costs per function. In order to remain competitive, it is essential that we secure the capabilities to develop and qualify new technologies for the manufacturing of new products. If we are unable to secure our capabilities to develop and qualify new technologies and products, our business may suffer.
The Siemens group continues to be one of our largest customer and our results could suffer if it were to reduce its level of purchases from us
      In the 2003, 2004 and 2005 financial years 13 percent, 13 percent and 12 percent, respectively, of our net sales resulted from direct sales to the Siemens group. Even though the mobile phone division of Siemens was sold to BenQ Corporation, a Taiwanese company during 2005, we still expect the Siemens group to continue to be one of our largest customers, although we expect that overall sales volumes with Siemens will significantly decline due to the sale of this division. Our results could be harmed if the Siemens group purchases less from us in the future and other customers do not increase their orders to make up the shortfall.
We rely on our strategic partners, and our business could be harmed if our alliances with them were to be terminated
      As part of our strategy, we have entered into a number of long-term strategic alliances with leading industry participants, both to manufacture semiconductors and to develop new manufacturing process technologies and products. If our strategic partners encounter financial difficulty or change their business strategies, they may no longer be able or willing to participate in these alliances. Some of the agreements governing our strategic alliances allow our partners to terminate the agreement if our equity ownership changes so that a third party gains control of our company or of a significant portion of our company’s shares. Our business could be harmed if any of our strategic partners were to discontinue its participation in a strategic alliance or if the alliance were to otherwise terminate.
Our business could suffer as a result of volatility in different parts of the world
      We operate globally, with numerous manufacturing, assembly and testing facilities on three continents, including four that we operate jointly with partners. In the 2005 financial year, 80 percent of our revenues were generated outside Germany and 62 percent were generated outside Europe. Our business is therefore subject to risks involved in international business, including:

•	negative economic developments in foreign economies and instability of foreign governments, including the threat of war, terrorist attacks, epidemic or civil unrest;

•	changes in laws and policies affecting trade and investment; and

•	varying practices of the regulatory, tax, judicial and administrative bodies in the jurisdictions where we operate.
      Substantial changes in any of these conditions could have an adverse effect on our business and results of operations. For example the worldwide economic downturn from 2001 to 2003 reduced demand for semiconductors, and we suffered losses due to the resulting fall in sales volumes and semiconductor prices. Our results of operations could also be hurt if demand for the products made by our customers decreases due to adverse economic conditions in any of the regions where they sell their own products.

      Threats of pandemics, such as SARS or the avain flu, within regions where we have manufacturing sites may have negative effects on our operations as this may influence the resilience of our workforce and the ability to maintain production as well as the capabilities of local suppliers to provide adequate goods and services. Furthermore, the purchasing patterns of our customers located in these regions may suffer if there is an epidemic outbreak. This could negatively impact our operations.
Our business can be hurt by changes in exchange rates
      Our results of operations can be hurt by changes in exchange rates, particularly between the euro and the U.S. dollar or the Japanese yen. Many of our receivables are denominated in U.S. dollars, while our payables are denominated to a lesser extend in euro. In addition, the balance sheet impact of currency translation adjustments has been, and may continue to be, material.
      We had foreign currency derivative and transaction losses of €32 million in the 2003 financial year and €15 million in the 2004 financial year. In the 2005 financial year, foreign currency derivative and transaction gains totaled €21 million. Since its introduction in 1999, the euro has fluctuated in value against the U.S. dollar, ranging from a high of €1.00 = $1.3625 in December 2004 to a low of €1.00 = $0.8252 in October 2000. On November 22, 2005, the exchange rate was €1.00 = $1.1737. Since the beginning of 2003, the U.S. dollar has weakened sharply against the euro, which has had a substantial negative effect on our revenues and profitability. Any further weakening of the U.S. dollar against the euro would further negatively affect our results of operations.
Environmental laws and regulations may expose us to liability and increase our costs
      Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and ground water contamination.
      A directive in the EU imposes a “take-back” obligation on manufacturers to finance the collection, recovery and disposal of electrical and electronic equipment. Because of unclear statutory definitions and only partial implementation in national legislation in individual member states, the consequences for our company can currently not be determined in detail. Additional European legislation will ban the use of lead and other hazardous substances in electrical and electronic equipment beginning in July 2006. Another EU directive describes ecodesign requirements for energy-using products, including information requirements for components and sub-assemblies. Furthermore, a legislative proposal by the European Commission, approved by the European parliament in November 2005, deals with the registration, evaluation and authorization of chemicals (“REACH”). These directives, and the REACH proposal, may complicate our research and development activities and may require us to change certain of our manufacturing processes, to utilize more costly materials or to incur substantial additional costs. In 2004, the EU directive on environmental liability with regard to the prevention and remedying of environmental damage came into force. After implementation in the member states we could face increased environmental liability, which may result in higher insurance costs and potential damage claims.
      As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing locations. Costs associated with future additional environmental compliance or remediation obligations could adversely affect our business.
      For a further description of environmental issues that we face see “Business — Environmental Protection and Sustainable Management”.

Reductions in the amount of government subsidies we receive or demands for repayment could increase our reported expenses or limit our ability to fund our capital expenditures
      As is the case with many other semiconductor companies, our reported expenses have been reduced in recent years by various subsidies received from governmental entities. In particular, we have received, and expect to continue to receive, subsidies for investment projects as well as for research and development projects. We recognized governmental subsidies as a reduction of R&D expenses and cost of sales in an aggregate amount of €113 million in the 2003 financial year, €160 million in the 2004 financial year and €171 million in the 2005 financial year. In addition, we reduced the carrying value of fixed assets by €49 million and €0 during the 2004 and 2005 financial years, respectively.
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
We are a subject of investigations in several jurisdictions in connection with pricing practices in the DRAM industry, and are a defendant in civil antitrust claims in connection with these matters
      In September 2004, we entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its ongoing investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, we agreed to plead guilty to a single count relating to the pricing of DRAM products and to pay a fine of $160 million, payable in equal annual installments through 2009.
      In April 2003, following the opening of the DOJ’s investigation, we received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM memory products. In May 2004, the Canadian Competition Bureau advised our U.S. subsidiary that it and its affiliated companies are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act in the DRAM industry. No compulsory process (such as subpoenas) has been commenced. We are cooperating with the Commission and the Canadian Competition Bureau in their inquiries.
      Also following the opening of the DOJ’s investigation, a number of purported class action lawsuits were filed against us and other DRAM suppliers in U.S. federal courts and in state courts in various U.S. states, as well as in the Canadian provinces of British Columbia, Ontario and Quebec. The complaints allege violations of U.S. federal and state or Canadian antitrust and competition laws and seek significant damages on behalf of the plaintiffs.
      In connection with these matters and in accordance with U.S. GAAP, we established an accrual of €28 million in the fourth quarter of the 2003 financial year and made further accruals aggregating €209 million in the 2004 financial year and €20 million in the 2005 financial year. As noted above, we have agreed to pay a fine of $160 million in connection with the DOJ investigation. Because the other matters remain ongoing, we cannot predict at this time whether the reserves will be adequate to cover any further potential liabilities that we may incur.
      An adverse final resolution of the civil antitrust claims or the Commission or Canadian Competition Bureau investigations described above could result in significant financial liability to, and other adverse effects upon, us, which would have a material adverse effect on our business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, we could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on our results of operations or financial condition or cash flows. See “Business — Legal Matters” for a description of these matters.
Purported class action lawsuits have been filed against us alleging securities fraud
      Following our announcement in September 2004 of our agreement to plead guilty in connection with the DOJ’s antitrust investigation and to pay a fine of $160 million, several purported class action lawsuits have been brought against us in the U.S. district courts. These suits allege, among other things, that we fraudulently overstated our revenues in connection with the practices investigated by the DOJ. Although we are defending against these suits vigorously, a significant settlement or negative outcome at trial could have a material adverse effect on our financial results. See “Business — Legal Matters” for a description of these matters.
We might be faced with product liability or warranty claims
      Despite extensive quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of such defects — particularly in consumer areas such as automotive — could give rise to warranty claims or to liability for damages caused by such defects and for consequential damages and could, moreover, impair the market’s acceptance of our products. Both could have a material adverse effect on our business and financial condition. Also, customers have from time to time notified us of potential contractual warranty claims in respect of products supplied by us, and may do so in the future. See “Business — Legal Matters” for a description of these and other proceedings.
We may be unable to successfully integrate businesses we acquire
      We have acquired other businesses, including SensoNor in June 2003 and ADMtek in April 2004, and have consummated the acquisition of the remaining 30 percent share in the Infineon Technologies Flash joint venture in January 2005. We intend to continue to make acquisitions of, and investments in, other companies in the future. We face risks resulting from the expansion of our operations through acquisitions. These include the risk that we might be unable to integrate new businesses with our culture and strategies. We also cannot be certain that we will be able to achieve the benefits we expect from a particular acquisition or investment. Acquisitions may also strain our managerial and operational resources, as the challenge of managing new operations may divert our managers and employees from monitoring and improving operations in our existing businesses. Our business, financial condition and results of operations may suffer if we fail to coordinate our resources effectively to manage both our existing businesses and any businesses we acquire.
      In the 2003 financial year we expensed €68 million to reduce the goodwill associated with our acquisition of Catamaran Communications because the amount of cash we expect to receive in the future from this business is less than what we expected at the time we made the acquisition. We reduced our expectations because of changes in the market environment and their effects over the period for which we can reasonably forecast the future development in the market. In the 2004 financial year we expensed an additional €71 million as a further reduction of goodwill because our expectations of the future market development had changed. In the 2005 financial year we expensed €18 million related to acquired goodwill, primarily related to our acquisition of ADMtek.

      We review acquired goodwill for impairment at least once a year. Changes in our expectations due to changes in market developments which we cannot foresee have in the past resulted in our writing off amounts associated with the goodwill of acquired companies, and future changes may similarly require further write-offs in future periods.
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
Sales by Siemens of substantial number of our company’s shares in the public market could adversely affect the market price of the shares and ADSs
      Siemens AG owns 136,292,363 shares of our company, representing approximately 18 percent of our currently issued shares. Siemens has publicly announced its intention to divest its ownership interest in our company as and when business and market conditions permit. Any such disposal could occur at any time or from time to time. Sales of substantial numbers of the shares of our company controlled by Siemens either in the public market or in private transactions, or the perception that such sales may occur, could adversely affect the market price of the shares and ADSs and could adversely affect our ability to raise capital through subsequent offerings of equity.
Changes in the accounting treatment of stock-based compensation will adversely affect our results of operations
      We currently account for employee stock-based compensation using the intrinsic value method pursuant to Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees ” and, as such, generally recognize no compensation cost for employee stock-based compensation. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payments”, (SFAS 123(R)). SFAS 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS 123(R) eliminates the alternative method of accounting for employee share-based payments previously available under Accounting Principles Board Opinion No. 25. The adoption of SFAS 123(R) is not expected to have a significant effect on our consolidated financial position and cash flows but is expected to have a significant adverse on our results of operations, the exact amount of which is not currently determinable. Furthermore, adoption of SFAS 123(R) will require us to make certain assumptions and judgments in the valuation of stock options that we may grant in the future. A change in any of those assumptions or judgments could change the compensation expense that is charged against our earnings and, consequently, adversely affect our results of operations or cause our reported results to differ from those anticipated by us or market analysts.
The proposed reorganization of our Memory Products segment — and any follow-up steps we may take — may impose unexpected burdens on our business and may not produce the benefits we expect
      In November 2005 our Supervisory Board approved a plan to restructure our company in order to better prepare us to exploit market opportunities for our memory and logic businesses as and when they arise. The first step in this process will be a transfer of all of the assets and liabilities of our Memory Products segment into a separate, wholly owned subsidiary of Infineon (this “drop-down” of assets and liabilities, or Teilbetrieb, is known as an Ausgliederung under German law). We intend to monitor and evaluate financial and industry developments continuously during the 2006 financial year and will consider further reorganization steps as appropriate.
      The drop-down of the memory products business may be more difficult or expensive than we anticipate, and may require greater management time and other resources than expected, any of which could adversely affect out business or results of operations. These transactions will be extremely complex, and we may not be successful in executing them in the most efficient and cost-effective manner. In addition, any additional steps we may take following this initial reorganization may prove not to be the most strategically advantageous options available to us. This reorganization and related follow up steps, if any, could adversely impact both our memory and our logic businesses. In any event, we may not realize all the benefits for each of our business lines that we intend to realize from these transactions.

BUSINESS
Overview
        We are one of the world’s leading semiconductor companies. We have been at the forefront in the development, manufacture and marketing of semiconductors for more than fifty years, first as the Siemens Semiconductor Group and, since 1999, as an independent company. We have been a publicly traded company since March 2000. According to IC Insights, we were the seventh largest semiconductor company in the first half of the 2005 calendar year.
      The principal developments during our 2005 financial year included the following:

Corporate Developments

•	Effective January 1, 2005, we simplified our organization to create shorter and faster decision paths across the entire company, a stronger customer orientation, as well as greater efficiency and flexibility. We integrated a number of centralized functions such as sales and manufacturing into the operating segments. The Mobile business and Wireline Communication segment were combined in the new Communication segment to reflect market developments. At the same time, the security and chip card activities were integrated into the extended Automotive, Industrial and Multimarket segment. The financial position and results of operations of prior periods have been reclassified to be consistent with the revised reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.

•	We reached an agreement with Rambus, settling all intellectual property infringement claims between the companies and providing for the licensing to us of the Rambus patent portfolio for use in our current and future products. We will pay $50 million in license fees in quarterly installments through November 2007. After November 2007 and only if Rambus enters into additional specified licensing agreements with certain other DRAM manufacturers, we would make additional payments up to a maximum of an additional $100 million.

•	We acquired the 30 percent interest in our joint venture Infineon Technologies Flash that was still owned by our joint venture partner, Saifun. In conjunction with our purchase of Saifun’s remaining interest, we also entered into a license agreement with Saifun with respect to its NROM flash technology, based on which we are continuing to develop NAND-compatible Flash products.

•	We entered into a settlement agreement with ProMOS, our former joint venture partner in Taiwan, settling all intellectual property disputes between us and resulting in licensing payments to us of $156 million.

•	We began construction of a power-logic plant in Kulim, Malaysia, which will allow us to further expand our presence in the growing Asian market, as well as to strengthen our cost position and competitive position.

•	We sold our principal fiber optics business assets to Finsar in exchange for Finisar shares valued at approximately €40 million, which we subsequently sold for cash.

•	We sold our venture capital subsidiary realizing a net gain of approximately €13 million.

•	We sold a significant portion of our optical networking business to Exar Corporation (“Exar”) for approximately €11 million in cash.

•	We agreed upon certain restructuring measures aimed at reducing costs, including downsizing our workforce and consolidating certain functions and operations.

Technical Developments

•	We introduced our 90-nanometer process technology node for memory and logic manufacturing.

•	We have extended our 300-millimeter capacity share during the 2005 financial year with the continuous ramp up of our joint venture with Nanya, Inotera, and the start of ramp-up of foundry capacities at SMIC in Beijing, China and our own facility at Richmond. We plan to further extend our 300-millimeter share with the continuous ramp-up of our 300-millimeter line at Richmond and the upcoming capacities of our foundry partner Winbond in the 2006 financial year.

•	The groundbreaking of a second manufacturing module at Inotera, our joint venture with Nanya, took place in May 2005. The production site is currently under construction and expected to be finalized in the 2006 calendar year. Infineon and Nanya each are entitled to 50 percent of Inotera’s capacity.

•	Our 300-millimeter facility at Richmond started commercial production in September 2005 and is expected to ramp to a capacity of more than 20,000 wafer starts per month by mid calendar year 2006. The maximum capacity of this facility is expected to amount to 50,000 wafer starts per month and is planned to be ramped up depending on market developments.

•	We introduced our E-GOLDradio chip, a GSM/GPRS single-chip which combines a quad-band radio transceiver with a base band processor, allowing us to provide the world’s most integrated mobile phone platform.

•	We introduced SMARTi 3G, the world’s first RF transceiver supporting all six frequency bands for the Universal Mobile Telecommunications System (UMTS) worldwide.

•	We introduced our VINAX chip set, which fully supports the VDSL2 specification for broadband wireline communications and is one of the most complex chips Infineon has ever developed.

•	As a pioneer in FB-DIMM (Fully Buffered Dual Inline Memory Module) development, we introduced the industry’s first AMB (Advanced Memory Buffer) in August 2004, and successfully demonstrated system boot-up on DDR2 platforms during 2005.
Industry Background
        Semiconductors power, control and enable an increasing variety of electronic products and systems. Improvements in semiconductor process and design technologies continue to result in ever smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and costs have decreased, semiconductors have become common components in products used in everyday life, including personal computers, telecommunications systems, wireless handheld devices, automotive products, industrial automation and control systems and security applications.
      According to IC Insights, the percentage of semiconductor content in electronic equipment increased from approximately 11 percent in 1989 to approximately 21 percent in 2004. Nevertheless, the market for semiconductors has historically been volatile. Supply and demand have fluctuated cyclically and have caused pronounced fluctuations in prices and margins. Following a severe downturn in 2001, the industry experienced a further period of low demand and ongoing worldwide overcapacity during 2002. In 2003 and in particular in 2004, the semiconductor market showed stronger performance. During our 2005 financial year, global semiconductor market growth slowed significantly.

Types of Semiconductors
      Semiconductors consist of a material such as silicon or gallium arsenide that can act as a switch, allowing electrical current to flow under some conditions but not others. Semiconductors fulfill a wide range of functions in an increasing variety of applications. The technologies employed vary depending upon the function for which the semiconductor is used. The following chart describes the main types of semiconductors and their functions and gives examples of how each different type is used in a mobile telephone, a typical consumer product using semiconductors:
      Semiconductors can generally be categorized as employing analog, digital or mixed-signal technology.
      Analog semiconductors deal with real world phenomena such as temperature, sound, light or pressure that vary over a continuous range of values. For example, an analog semiconductor can transform sounds into electrical signals or vice versa. Analog semiconductors collect, monitor, condition or transform analog signals into electrical signals and vice versa.
      Digital semiconductors store digital information or perform functions on digital signals. Digital signals are created by switching electrical current on or off, and vary based on the sequence of these on and off electrical pulses (frequently represented by ones and zeros). Digital semiconductors include memory chips and microprocessors. Historically, digital semiconductors have been used primarily in computer systems, sophisticated computer networks and communications systems. In recent years, increasing demand for more powerful personal computers and networks used by a greater number of users, and new communications tools whose main components are digital semiconductors, have led to dramatic increases in the total number of devices that use semiconductors and in the total number of semiconductors used in each such device. To meet this demand, significant advances in electronic system integration have occurred in the design and manufacture of digital devices.
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
Strategy
        Our corporate strategy is based on four pillars: Profitable Growth, Customer Focus, Operational Excellence and Collaborative Leadership. We think of our customers first, seeking to deliver innovative semiconductor solutions to meet their needs both today and in the future. We are committed to being the best-in-class on cost, quality and time-to-market, focusing on profitable growth in the interest of our shareholders and employees. Based on this strategic framework, we intend to:

•	Build on our leadership in fast-growing areas served by our different segments. Our goal is to achieve profitable revenue growth that is greater than that experienced by the semiconductor industry. We seek to do this by increasing market share and exploiting opportunities that allow us to achieve a leadership position in rapidly growing segments of each of the markets we serve. We believe that our strong relationships with leading customers in all of our business areas give us significant competitive advantages. Customer familiarity and trust are the most sustainable competitive advantages.

•	Share risk and expand our access to leading-edge technology through long-term strategic partnerships with other leading industry participants. We believe that close relationships with other semiconductor companies allow us to share risks, reduce development costs and improve time-to-market. They also enable us to enhance our portfolio of intellectual property through worldwide access to the expertise of other industry participants. We intend to continue to develop long-term strategic relationships with leading industry participants, both to manufacture products and to develop new process technologies and products.

•	Enhance our position in significant global markets. We seek to further penetrate those international markets that we believe have the greatest business potential over the coming years. We intend to position Infineon as one of the leading suppliers in China and the United States, to strengthen our position in Japan, and to further strengthen our leading position in Europe and the rest of the Asia/Pacific region.

•	Enhance our position as an innovation and technology leader by continuing to invest in research and development. We believe that research and development is integral to the implementation of our overall strategy and essential to maintaining close relationships with our customers. Innovation will remain one of our top priorities for the future.
      In addition, we permanently review our position in the market and the competitive environment and will adjust our business portfolio and setup accordingly, if necessary.
      In furtherance of these goals, and following extensive analysis of our markets and our business, in November 2005 our Supervisory Board approved a plan to restructure our company in order to better prepare us to exploit market opportunities for our memory products and logic businesses as and when they arise.
      The first step in this process will be a transfer of all the assets and liabilities of our Memory Products segment into a separate, wholly owned subsidiary of Infineon (this “drop-down” of assets and liabilities, or Teilbetrieb, is known as an Ausgliederung under German law).

      We believe that these reorganization measures will position us quickly to take advantage of appropriate market opportunities for the memory business as and when they arise. We intend to monitor and evaluate financial and industry developments continuously during the 2006 financial year and will consider further reorganization steps as appropriate. It is our Management Board’s preferred option to reinforce the market position of the memory products group through an initial public offering (IPO) of shares in the new legal entity. Nevertheless, we have not yet decided on any specific steps following the drop-down of assets and liabilities or any specific timeframe for such steps. We would, over the medium to long term, consider reducing our position in the current Memory Products group to a minority stake.
Products and Applications
        Through calendar year 2004, we were organized in four principal segments — Wireline Communications, Secure Mobile Solutions, Automotive & Industrial, and Memory Products. Beginning January 1, 2005, we simplified our organizational structure to create shorter and faster decision paths across the company and a stronger customer orientation, as well as greater efficiency and flexibility. The Wireline Communications segment and the Mobile business were combined into the new Communication segment to align the company’s structure with market developments. At the same time, the security and chip card activities and the ASIC & Design Solutions business were integrated into the extended Automotive, Industrial and Multimarket segment.
      Consequently, we are now organized into three principal segments, two of which are application focused — Automotive, Industrial and Multimarket, and Communication; and one of which is product focused — Memory Products. These groups design, develop, manufacture and market a broad range of semiconductors and complete system solutions used in a wide variety of microelectronic applications.
      The following table gives an overview of some of the more significant products and applications and the four largest customers of each of our segments.
Principal Products, Applications and Customers

Four
Largest
Customers
in the 2005
Financial
Segment	Principal Products	Principal Applications	Year

Automotive, Industrial and Multimarket	Power semiconductors (discretes, ICs and modules), sensors and microcontrollers (8-bit, 16-bit, 32-bit) with and without embedded memory, silicon discretes, chip card and security ICs, ASIC design solutions	Automotive: Powertrain (engine control, transmission control), body and convenience (comfort electronics, air conditioning), safety and vehicle dynamics (ABS, airbag, stability control), infotainment (wireless communication, telematics/navigation)

Industrial: Power management & supplies, drives and power distribution, industrial control

		Multimarket (consumer, computing, communication): Discrete commodity products (e.g. handsets), chip card and security ICs (e.g. for mobile communication, identification, finance), ASIC design solutions	Avnet Bosch Gemplus Siemens

Four
Largest
Customers
in the 2005
Financial
Segment	Principal Products	Principal Applications	Year

Communication	Baseband ICs; RF transceivers; mobile phone system solutions including software; DECT chipsets; tuner ICs; RF-power transistors; ICs for traditional telecom solutions (CODECs, SLICs, ISDN, T/E, etc.); broadband access system solutions for xDSL CO/CPE and VoIP; system solutions for DSL-modems; routers; home-gateways; WLAN access points; NICs	Mobile telephone systems for major standards (GSM, GPRS, EDGE, UMTS), cordless telephone systems for major standards (WDCT, DECT), RF connectivity solutions (Bluetooth, GPS, etc.), cellular basestations, traditional telecom and enterprise equipment, broadband access solutions for central office and customer premises equipment, home networking equipment	Ericsson Matsushita Nokia Siemens

Memory Products	Commodity DRAM components with densities from 128-Mbit to 1-Gbit and SDRAM, DDR and DDR2 interfaces; mainstream modules for desktop and notebook PCs; special modules for workstations and servers	Desktop and notebook computers, PC upgrades, workstations and servers, communications equipment, computer peripherals	Dell HP IBM Kingston

	Graphics RAM components with densities of 256-Mbit and 512-Mbit and DDR, DDR2 and GDDR3 interfaces, Mobile-RAM with densities from 128-Mbit to 512-Mbit and SDRAM and DDR interface	Graphic cards, motherboards, game consoles, PDAs, mobile phones, digital still cameras

	NAND-compatible Flash components, Flash Cards (SD, MMC, mini SD, RS MMC), USB-sticks	Mobile phones, digital still cameras, PC upgrades
Automotive, Industrial and Multimarket
      The Automotive, Industrial and Multimarket segment designs, develops, manufactures and markets semiconductors and complete chipset solutions for use in automotive, industrial, consumer, computing and communication applications. Our automotive and industrial business units focus on microcontrollers and power semiconductors (which handle higher voltage and higher current than standard semiconductors), discrete semiconductors, modules and sensors. According to Strategy Analytics, we were the second largest producer of ICs for automotive electronics worldwide in 2004, with approximately 9 percent of the market, and the largest in Europe. Within the fragmented market for industrial semiconductor applications, we focus on power management and supply as well as drives and power distribution. IMS Research reported that we were the number one supplier worldwide for power semiconductors in both 2003 and 2004, with a market share of over 8 percent in the 2004 calendar year. Our broad portfolio addressing consumer, computing and communication applications ranges from discrete semiconductors and power devices to chip card and security ICs and ASIC design solutions.
      We are strongly emphasizing high quality in our products and are successfully running our program, Automotive Excellence, aiming for zero defects. Despite our sustained efforts, we cannot totally exclude defects due to the high complexity of our products and the increasing requirements for product safety and reliability, which might, particularly for automotive applications, lead to considerable compensation claims.
          Automotive
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
      Our automotive team offers customers complete semiconductor system solutions in the engine management, safety and chassis, body and convenience and infotainment markets, in some cases including software. Our principal automotive products include:

•	Semiconductors for power train applications, which perform functions such as engine and transmission control and hybrid power trains;

•	Semiconductors for safety management, which manage tasks such as the operations of airbags, anti-lock braking systems, electronic stability systems and power steering systems;

•	Semiconductors for body and convenience systems, which include light modules, heating, ventilation and air conditioning systems, door modules (power windows, door locks, mirror control) and electrical power distribution systems; and

•	Semiconductors for infotainment, such as those used for wireless communication and navigation/ telematics.
      Power train applications, such as transmission, engine and exhaust control, comprise the largest portion of the market, followed by safety and vehicle-dynamics systems, body and convenience systems, driver information and in-car entertainment.
      We supply a wide range of semiconductor and complete chipset solutions for applications in the automotive industry. These products include power semiconductors, microcontrollers, discrete semiconductors and silicon sensors, along with related technologies and packaging. To take advantage of expected growth in the market for “green” vehicles, we have bundled our power competencies across all of our business units in order to better enable us to provide semiconductor and power module solutions for hybrid vehicles.
      We have also begun to work with European OEMs and “Tier 1” automotive manufacturers to develop radar-based Adaptive Cruise Control systems.
      Time periods between design and sale of our automotive products are relatively prolonged (two to four years) because of the long periods required for the development of new automotive platforms, many of which may be in different stages of development at any time. This is one of the reasons why automotive products tend to have relatively long life-cycles compared to our other products. The nature of this market, together with the need to meet demanding quality and reliability requirements designed to ensure safe automobile operation, makes it relatively difficult for new suppliers to enter.
      We seek to further develop our strong relationships with world-wide leading car manufacturers and their suppliers, with a particular focus on those at the forefront in using electronic components in cars, to strengthen our position in all areas of automotive electronics. We also seek to further strengthen our presence in the United States and to expand in other geographic areas, notably Japan. We believe that our ability to offer complete semiconductor solutions integrating power, analog and mixed-signal ICs and sensor technology is an important differentiating factor in the automotive market. We also believe that our strength in this relatively stable market complements our strengths in other markets that are subject to greater market volatility.

Industrial and Multimarket
      The market for semiconductors for industrial applications is highly fragmented in terms of both suppliers and customers. It is characterized by a large number of both standardized and application-specific products. These products are employed in a large number of diverse applications in industries such as transportation, factory automation and power supply.

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
      Within the industrial business, we focus on two major applications, power management & supply and power conversion. We provide differentiated products combining diverse technologies to meet our customers’ specific needs. We have identified applications for home appliances (so called “white goods”) as an area of future growth. With our discrete semiconductor portfolio we are able to deliver:

•	AF (audio frequency) discretes (general purpose diodes and transistors, switching diodes, digital transistors);

•	RF (radio frequency) discretes (diodes, transistors, Small Scale Integrated Circuits (SSICs)); and

•	HIPACtm (High Performance Active and Passive Integration) chips.
      With our broad and complementary IP portfolio, system integration skills and manufacturing expertise we provide dedicated solutions to customers across diverse markets.
      Our chip card and security unit designs, develops, manufactures and markets a wide range of security controllers, security memories and other semiconductors and complete system solutions for security applications. According to Gartner Dataquest, in the 2004 calendar year we remained the market leader in ICs for smart card applications, with a market share of 38 percent.
      Our products include security memory ICs, security microcontroller ICs for SIM cards, payment cards, identification cards, prepaid telecom cards and transportation cards, Trusted Platform Modules (TPM) for computers and radio frequency identification (RFID) ICs for object identification and access.
      The markets for our security products are characterized by trends towards lower prices, higher demand for embedded non-volatile memory in SIM cards and increasing security requirements, especially in payment and identification applications.
Communication
      Our Communication segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireless and wireline communication applications. We are among the leading players in the markets for semiconductor solutions for both mobile phones and traditional telecom equipment. According to Gartner Dataquest, in 2004 we held the number three position in application-specific semiconductors (ASICs) for communications systems, with a worldwide market share of 7 percent.

Wireless Communications
      In wireless communications, our principal products include baseband ICs and RF transceivers for the major standards (GSM, GPRS, EDGE, UMTS and DECT), and customized radio-frequency products such as Bluetooth devices and GPS ICs and RF-power components for wireless infrastructure (basestations). Our principal solutions include hardware system design and software solutions for mobile telephone systems (addressing primarily the GSM, GPRS, EDGE, and UMTS standards) and Bluetooth as well as DECT/WDCT systems.
      According to Gartner Dataquest, in 2004 we remained the market leader for RF transceiver devices in wireless communication, with a market share of 18 percent. According to Gartner Dataquest, we increased our market share in application-specific integrated circuits (ASICs) and application specific standard products (ASSPs) for wireless communication systems to 8 percent in 2004, making us the number three supplier in this market segment worldwide.
      The markets for products in which our cellular communication ICs and systems are utilized are characterized by trends towards lower cost, increasingly rapid succession of product generations and increased system integration. According to Gartner Dataquest, 674 million cellular handsets were sold in calendar year 2004, compared with 520 million units in 2003. The growth was to a large extent driven by a strong demand in emerging markets. Increasing demand for add-on applications such as multimedia capability is expected to increase the IC content of mobile phones. However, average selling prices for cellular communication ICs have declined in recent years. We expect that a further price decline of entry-level handset models, often referred to as “Ultra Low Cost” telephones, will generate additional demand in emerging countries. We expect these trends to create both opportunities and threats for suppliers of cellular communication semiconductors and systems.
      We offer products and solutions to customers in the following principal application areas:

•	GSM, or Global System for Mobile communication, which is the de facto wireless telephone standard in Europe and is available in more than 120 countries. GSM is part of an evolution of wireless mobile telecommunication that includes General Packet Radio System (GPRS), Enhanced Data GSM Environment (EDGE), and Universal Mobile Telecommunications Service (UMTS). We offer products and solutions addressing all of these wireless communication standards. In 2005, we introduced E-GOLDradio, a GSM/GPRS single-chip which combines a quadband radio transceiver with a baseband processor on a single piece of silicon. E-GOLDradio provides the highest one-chip integration level of all available GSM/GPRS solutions in the market. We also introduced a new multimedia phone platform, offering flexible support to GPRS and EDGE cellular standards. The MP-E platform includes all hardware and software components required for high-performance wireless phones with advanced multimedia functionality such as video streaming, video recording and playback. We launched a reference design for low-cost cellular handsets, enabling handset production costs of below $20.

•	UMTS, a GSM-based standard for third-generation (3G) broadband, packet-based transmission of text, digitized voice, video, and multimedia at data rates up to 2 megabits per second (Mbps). We offer a complete 3G multimedia mobile phone platform for UMTS/EDGE/GPRS. We introduced SMARTi 3G, SMARTi PM and SMARTi SD2 transceivers in the 2005 financial year. SMARTi 3G, a multi-band single chip CMOS transceiver, is the first RF transceiver supporting all six frequency bands for UMTS for operation in different parts of the world. SMARTi SD2 is our single chip CMOS GPRS transceiver, while SMARTi PM is our single chip CMOS EDGE transceiver.

•	DECT (Digital Enhanced Cordless Telecommunications) and WDCT (Worldwide Digital Cordless Telecommunications) standards for digital cordless phones. We offer complete WDCT system solutions for the worldwide free available 2.4 GHz ISM frequency band as well as complete DECT system solutions for the whole range of telephone models required from the market — from low-featured entry models to high-featured comfort models. This includes all necessary RF components such as low-noise transceivers and power amplifiers as well as all baseband components such as residential handset and basestation controllers.

•	DVB (Digital Video Broadcasting), covering a number of generally accepted protocol standards for digital television. Formerly, it was not possible to receive stable television pictures on mobile devices with analog transmission technology due to physical limitations. DVB-T (Digital Video

Broadcasting — Terrestrial) and DVB-H (Digital Video Broadcasting — Handhelds) are television protocol standards that enable digital transmission of digital content for moving reception devices, such as mobile phones and PDAs (Personal Digital Assistant). We offer tuner ICs for stationary, portable and mobile television receivers for the analog (PAL, NTSC) and digital (DVB-C/T, ISDB, ATSC, DAB, DVB-H, T-DMB, ISDB-T) TV standards. Our high-frequency digital receiver systems process digital signals according to the European DVB standard, as well as according to the American, Japanese, Korean and Chinese standards for digital television. We have introduced tuner ICs for mobile digital television reception according to the DVB-T standard.

•	The Global Positioning System (GPS), a location system based on a network of satellites. GPS is widely used for automotive and naval navigation. Together with a development partner we have introduced Hammerhead, a single-chip Assisted Global Positioning System (A-GPS) receiver for mobile telephones, smart phones and PDAs. The Hammerhead chip incorporates radio frequency and baseband GPS functionality, enabling emergency assistance and location-based services for mobile phones.

•	Bluetooth, a computing and telecommunications industry specification that allows mobile phones, computers and PDAs to connect with each other and with home and business phones and computers using a short-range wireless connection. In 2004, we introduced Blue Moon Unicellular, a fast and energy-efficient Bluetooth-chip which supports the new enhanced data rate protocol.

•	Wireless infrastructure applications. We provide RF power components for mobile base stations. In 2004 we introduced an RF power transistor in new GOLDMOS technology for base stations for leading mobile phone standards, including UMTS/WCDMA/GSM/CDMA.

Wireline Communications
      The market for wireline communications is currently characterized by:

•	a growing demand for a single network offering voice, video and data (“triple play”) applications, which we believe will create increasing demand for high performance broadband access products;

•	the convergence of voice and data networks into a single Internet Protocol network infrastructure, which we believe will drive demand for DSLAM/ DLC IVD line-card products, particularly in the North American market; and

•	increased investment by carriers in MAN (Metropolitan Area Network) core infrastructure to support increased data bandwidth requirements.
      We focus on broadband access solutions for both the central office and the customer premises. According to Gartner Dataquest, we were the number five supplier of wireline communication ICs worldwide in 2004, with a 5.3 percent market share.
      The primary applications for our wireline communication devices include:

•	traditional telecom and enterprise applications, e.g., analog line cards, ISDN, T/E and PBX;

•	broadband access solutions for central office and customer premises equipment, such as xDSL; and

•	home networking equipment such as routers, gateways, WLAN access points and NICs.
      We are a leading supplier of traditional telecom solutions including analog line cards, ISDN, T/E, and our broadband access solutions enable combined voice and data applications. This portfolio of products allows a complete, end-to-end access solution that enables the “triple play” of voice, video, and data applications.

      We focus our efforts on providing complete wireline communication solutions. We offer high-performance integrated voice and data (IVD) solutions and high-quality voice applications implementing our Geminax-Max and VINETIC ICs. We introduced the ADSL2+ central office chip GEMINAX PRO in 2005, which sets new standards for power consumption and system costs. Consisting of a 16-channel ADSL2+ Digital Front End (DFE) and a 4-channel Analog Front End (AFE), with integrated low-power Class D line drivers, the GEMINAX PRO chipset significantly reduces power dissipation, footprint and overall system costs. We also introduced VINAX, a fully standard-compliant VDSL2/ADSL2+ end-to-end solution, extending our comprehensive DSL-portfolio; VINAX is fully compliant with the VDSL2/ G.993.2 (Very-High-Bit-Rate Digital Subscriber Line 2) standard of the International Telecommunications Union (ITU). VDSL2 is a key enabling technology for triple play services such as multi-channel HDTV, on-line/on-demand gaming and video applications, VoIP and high-speed Internet access.
      In the customer premises equipment (CPE) market we provide low cost Ethernet switches and Ethernet PHYs, wired and wireless LAN NICs, low power consumption network processors and controllers, and xDSL modems. We introduced WILDPASS, a highly integrated secure dual-band 802.11 a/g wireless network processor system-on-chip (SoC) solution, in 2005.
Memory Products
      Our Memory Products segment designs, develops, manufactures and markets semiconductor memory products with various packaging and configuration options and performance characteristics for use in standard, specialty and embedded memory applications. According to Gartner Dataquest, the DRAM business had the largest revenue share in 2004 providing 54 percent of total semiconductor memory revenues. We were the fourth largest producer of DRAM in terms of revenues in the 2004 calendar year, with a worldwide market share of approximately 14 percent, according to iSuppli, compared to a 16 percent market share in the 2003 calendar year. The principal reasons for the loss in market share during this period were bit-growth and development of the average selling price below the industry average in 2004.
      The global market for DRAM has experienced strong cyclicality in the past and is expected to continue to do so in the future. Historically, the average price per bit of DRAM experienced an annual decrease of approximately 30 percent. Price and therefore revenue volatility depends on the relation between supply and demand, leading to strong price declines in times of oversupply and relative stability or even increases in times of shortage. Visibility for both supply and demand is restricted and therefore market development is difficult to predict. The table below presents revenue and bit data as well as calendar year-over-year price-per-bit development for the DRAM market since 2000 (source: WSTS).

Calendar Year	2000	2001	2002	2003	2004

DRAM market in billion $	29	11	15	17	27
DRAM market in billion megabits	246	400	563	785	1,260
Year over year change average price per bit	(12)%	(76)%	(3)%	(22)%	0%
      The substantial price decline in the 2001 calendar year, which resulted from worldwide oversupply due to strongly increased capacity, combined with reduced demand, especially in the PC segment, resulted in a substantial reduction in revenues from this business. In the 2002 calendar year prices for our DRAM products stabilized due to increased demand and consolidation within the industry. In the 2003 calendar year prices dropped again due to slow demand development. In the 2004 calendar year prices remained flat. Prices for commodity DRAM products in U.S. dollars declined significantly in the first quarter of the 2005 calendar year due to increasing capacity and a seasonal slowdown in demand. Prices stabilized in the second and third quarters of 2005 due to increased demand for memory per system, driven by lower price levels and healthy PC shipments.

      The memory market is characterized by a high rate of technological change, with successive generations of products succeeding each other with high frequency. This rate of change is expected to continue in the future.
      The largest volume of our DRAM products is sold to the personal computer segment, which includes desktop and notebook computers as well as workstations. The second largest market segment by volume is the infrastructure segment, including networking, storage and servers. We expect markets for the latter segment to grow substantially in the next few years, whereas we expect the market for personal computers to decline as a proportion of the total market. We expect mobile applications, especially mobile phones, even though currently representing only a small portion of DRAM demand, to show strong growth rates in the coming years. Other applications for memory products include consumer products and graphics applications.
      Our principal memory products are commodity DRAM components, available in memory densities from 128-Mbit to 1-Gbit and in SDRAM, DDR and DDR2 interfaces. We sell the majority of these components to our customers mounted on modules. Our module portfolio comprises standard desktop modules (unbuffered DIMMs), standard notebook modules (SO-DIMMs), modules for sub-notebooks (Micro-DIMMs), standard modules for workstations and servers (registered DIMMs), next generation server modules (FB-DIMMs), special modules for blade-servers (Very-low-profile DIMMs) as well as customized modules. We also manufacture specialty DRAM products with high performance for graphics applications, and others with low power consumption for mobile applications, as well as embedded DRAM products. Since the beginning of the 2004 calendar year, we have also offered NAND-compatible Flash products such as Flash Cards and USB-Sticks based on our 512-Mbit TwinFlash chip.
      The majority of our memory products sales were based on 256-Mbit DRAMs in the first half of the 2005 financial year and 512-Mbit DRAMs in the second half of the 2005 financial year, as the market shifted to the next higher-density product generation. We expect that in the 2006 financial year our leading products will continue to be based on 512-Mbit DRAMs. We believe that offering high-end products, such as 1-Gbit DRAMs, highly integrated modules and specialty DRAMs, as well as having the ability to shift between DRAM and Flash memories, depending on market conditions, can offer opportunities to mitigate some of the negative effects of the cyclicality of the memory products market.
      Most of our DRAM products, commodities as well as specialties, are manufactured using our state-of-the-art 110-nanometer DRAM technology. In addition, we introduced our next generation 90-nanometer DRAM technology during the 2005 financial year. All of our NAND-compatible Flash products are manufactured using our 170-nanometer TwinFlash technology. In addition, we introduced our next-generation 110-nanometer TwinFlash technology by the end of the 2005 financial year.
      Our application-specific specialty DRAM portfolio includes products with low power features, such as Mobile-RAM and CellularRam, and products with high performance with respect to bandwidth and access times, such as Graphics RAM:

•	Mobile-RAM is a low-power SDRAM mounted in a small chip-size package and is dedicated to the markets for smart phones, Personal Digital Assistants (PDAs) and palm-size computers. Our 128-Mbit, 256-Mbit and 512-Mbit Mobile-RAM ICs are available with SDR and DDR interfaces.

•	CellularRAM is a low-power pseudostatic RAM targeted at high data rate 2.5G and 3G cellular phones. It is also pin compatible to SRAM solutions, thus providing SRAM performance with the higher densities of DRAMs. We are a member of the CellularRAM specification co-development team together with Cypress Semiconductor Corporation, Micron Technology Inc. (“Micron”), Renesas Technology Corp. and recent new members Hynix Semiconductor Inc. (“Hynix”), NanoAmp Solutions Inc. and Winbond. The team creates common specifications for high-performance pseudo-SRAM (PSRAM) devices designed to meet the growing memory density and bandwidth demands of future 2.5G and 3G handset designs. In the 2005 financial year we offered products with memory densities of 16-Mbit and 32-Mbit and started the market introduction of 64-Mbit and 128-Mbit CellularRAMs.

•	Graphics RAM are a type of DRAM offering high clock frequencies of up to 800MHz together with large interface widths of up to x32 to provide the highest possible data bandwidth for graphics memory applications such as graphic cards, motherboards or game consoles. In the 2005 financial year we offered Graphics RAMs with densities of 256-Mbit and 512-Mbit and DDR, DDR2 and GDDR3 interfaces.

•	Reduced Latency DRAM (RLDRAM) is used for networking applications in high-end servers and routers. This type of DRAM offers high bandwidth and fast random SRAM-like data access. We decided in the 2004 financial year to suspend the development of future RLDRAM generations due to substantially reduced demand projections. Nevertheless, we are committed to fulfilling our contracts and obligations in this area.

      We are also engaged in the development of future DRAM interface architectures such as DDR3 and beyond.
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
      During the second quarter of the 2005 financial year, we acquired the 30 percent interest in Infineon Technologies Flash that was still owned by our joint venture partner, Saifun. We had established this joint venture (originally called Ingentix) with Saifun in April 2001. In conjunction with our purchase of Saifun’s remaining interest, we also entered into a license agreement with Saifun with respect to its NROM flash technology. Since our acquisition of Saifun’s remaining interest in Infineon Technologies Flash, we have reduced the remaining operations in Israel, while continuing to conduct technology and product development, marketing and manufacturing operations at our facilities in Dresden, Germany. Infineon Technologies Flash is developing NAND-compatible Flash products based on Saifun’s proprietary NROM flash technology.
      Since the majority of memory products are highly standardized and offered by more than one supplier, the size of the portfolio offered, the product quality, the logistics service and above all the cost of the product are key parameters in the customer’s selection process for a supplier. The reduction of chip sizes through the introduction of leading edge process technologies and the increasing production on wafers with a diameter of 300-millimeters are key factors in reducing manufacturing costs. During the 2005 financial year, we started commercial production based on our next generation 90-nanometer DRAM technology. We have also achieved first prototypes of our next generation 70-nanometer DRAM technology. Start of DRAM production based on 70-nanometer technology is anticipated for the second half of the 2006 calendar year.
      In the NAND-compatible Flash business we are focusing on the rapid shrinking of our process technology to introduce higher density Flash products and improve our cost position. We started sales of our NAND-compatible Flash products based on our 170-nanometer TwinFlash technology in early 2004. We skipped the 140-nanometer technology node and introduced our 110-nanometer TwinFlash technology at the end of the 2005 financial year. We intend to skip the following 90-nanometer technology node as well and are currently engaged in the development of the next generation 70-nanometer TwinFlash technology.
      To further reduce per-unit manufacturing costs, we have further increased the volume of production from 300-millimeter wafers based on the ramp-up of capacity of Inotera, our manufacturing joint venture with Nanya, and the ramp-up of foundry capacity negotiated with SMIC. In addition, in September 2005 we started the ramp-up of our 300-millimeter facility at Richmond. We have entered into agreements with Winbond for additional 300-millimeter foundry capacity, which we expected to ramp-up during the 2006 financial year.

      The semiconductor memory industry is highly capital intensive. The Memory Products segment maintains a wide network of co-operations and alliances in order to further reduce costs by improving economies of scale and to limit risks and investments. See “Strategic Alliances — Memory Products”.
      In the area of research and development, the segment’s principal alliance is with Nanya on the joint development of 90-nanometer, 70-nanometer and, since September 2005, 60-nanometer DRAM technology, including first products utilizing the new technologies (see “Strategic Alliances — Memory Products”). We also co-operate with Advanced Micro Devices Inc. (“AMD”) and Toppan Photomasks Inc. (“Toppan”) in our joint venture, Advanced Mask Technology Center (“AMTC”), regarding the development of next-generation lithographic masks, as well as the production of masks. In addition, Winbond and we have agreed to co-operate in the future development of specialty DRAM products for low power applications. See “Manufacturing — Manufacturing ventures and partnerships”.
      In the area of manufacturing, we have established a number of joint venture and foundry relationships. Together with Nanya, we established the 300-millimeter manufacturing joint venture Inotera in Taiwan. We have established a venture with China Singapore Suzhou Industrial Park Venture Co. Ltd., Suzhou, China, and have constructed a backend facility there for the assembly and testing of memory ICs. We have entered into agreements with SMIC in China regarding the supply of DRAM wafers based on their 200-millimeter and 300-millimeter manufacturing lines. We also entered into agreements with Winbond in Taiwan regarding the supply of DRAM wafers based on their 200-millimeter and future 300-millimeter manufacturing lines.
      The memory markets are characterized by a high level of competition among suppliers regarding cost, product portfolio and quality. Demand for DRAM products in the next years is expected to be driven principally by infrastructure applications such as servers, networking, storage, and above all by mobile communication products. The market for NAND-compatible Flash products is expected to see significant growth rates, mainly driven by the strong demand for non-volatile memory content from applications like digital still cameras, MP3 players and mobile phones. We believe that our expertise in high-end and high-performance DRAM products provides us with opportunities in the market for workstations and servers, as well as graphics and mobile applications.
Customers, Sales and Marketing
Customers
      We sell our products to customers located mainly in Germany, the rest of Europe, the United States, the Asia/Pacific region and Japan. We target our sales and marketing efforts in the field of demand creation at approximately 440 direct customers worldwide (including distributor and Electronic Manufacturing Services (EMS) accounts). Of these direct customers, 10 are currently deemed corporate accounts and up to an additional 47 are deemed key accounts. The Siemens group was the only customer that accounted for 10 percent or more of our net sales in the 2005 financial year.
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
      Below we provide more detailed information on the customers of each of our principal segments:
Automotive, Industrial and Multimarket
      In the automotive business, which includes sales of microcontrollers, power devices and sensors, our customer base includes most of the world’s major automotive suppliers. Two major customers, Bosch and the Siemens group, together accounted for approximately one-quarter of the segment’s net sales in the 2005 financial year. Bosch purchases products mainly for automotive applications. The Siemens group purchases semiconductors for automotive and industrial applications. Sales of automotive products are made primarily in Europe and, to an increasing extent, in the United States, China, Korea and Japan.
      In the industrial business, the Siemens group is the single largest customer, but the bulk of our sales of industrial products are made in small volumes to customers that are either served directly or through third-party distributors. Our sales of industrial products vary by type of product, with devices for drive and power conversion applications sold primarily in Europe and the United States, and devices for power management and supply sold primarily in Asia (other than Japan) and Europe.
      Our chip card business derives a large portion of its revenues from large scale projects. Within the chip card business, four card manufacturers — Axalto, Gemplus, Giesecke & Devrient and Oberthur Card Systems — accounted for the majority of sales. We maintained our strong worldwide position in the security business during the 2005 financial year.
      Our wide variety of discrete commodity products are targeted at customers in all major fields of applications, including consumer, computing and communication. With our broad and complementary IP portfolio, system integration skills and manufacturing expertise we seek to leverage our IP into ASIC-based system solutions. We concentrate on customized designs for customers such as Hitachi Global Storage and Microsoft Corporation.
Communication
      Wireless Communications. In the field of wireless communications we sell a wide variety of products addressing applications such as cellular communication, cordless phones, Bluetooth, GPS, tuner and wireless infrastructure. Customers for cellular telephone applications purchase products that range from ASSPs and customized ASSPs that we produce to customer design and specifications to complete system solutions including mobile software. With complete system solutions, we target OEMs as well as design houses and ODMs. Our largest customer for baseband ICs in the 2005 financial year was Siemens, while Nokia purchases radio-frequency (RF) ICs from us. Our cordless telephone customers typically purchase complete system IC kits including baseband ICs, RF ICs and power amplifiers. To our wireless infrastructure customers, such as Ericsson, we supply RF-power products.
      We maintained our strong position in Europe and Asia/Pacific in the 2005 financial year.
      Wireline Communications. The wireline communication business sells IC products for telecommunication and data communication applications to a world-wide customer base, targeted at system providers of broadband communication applications. Our product portfolio includes ICs for traditional telecom solutions (CODECs, SLICs, ISDN, T/E, etc.), broadband access system solutions for xDSL CO/CPE and VoIP, system solutions for DSL-modems, routers, home-gateways, WLAN access points and NICs.

      In the 2005 financial year, the Siemens group was the largest OEM customer of the wireline communications business. Our leading telecommunications and data communications customers also include Alcatel, Ericsson, Huawei and Nortel. We deliver our semiconductor solutions to our customers either directly, via distributors such as Avnet or via system manufacturers such as Flextronics.
      The wireline communications business focused sales and marketing efforts on the rollout of complementary end-to-end system solutions enabling IP communication all the way from the metro ring to the customer premises.
Memory Products
      The Memory Products segment sells memory devices, primarily DRAMs and NAND-compatible Flash in the United States, Europe, the Asia/Pacific region and Japan. Sales and deliveries are generally conducted through a global network of sales offices and logistics centers in order to support our customers at the locations of their manufacturing operations. We also use third party distributors to reach our customers.
      We focus our marketing efforts on a number of major customers that exhibit faster than average growth, stable demand, extensive end customer access and strong innovative capabilities. For each of these major customers, the segment seeks to be among its top three suppliers of DRAMs in terms of service, quality and volume. In the 2005 financial year, our major customers included the leading PC and server manufacturers worldwide, such as Dell, HP and IBM, as well as module manufacturers and distributors, such as Kingston.
      We have increased our efforts to diversify our product portfolio and extend our marketing focus on DRAM products for graphics, consumer and mobile applications. In addition we have set up a second brand called “Aeneon” to better address the fragmented but strongly growing whitebox market in emerging economies in Southeast Asia, Eastern Europe and Latin America. Due to the large number of end customers, sales of our “Aeneon” products are concluded through a worldwide network of distributors.
Sales and Marketing
      We create and fulfill the majority of our net sales directly, although we increasingly make sales through our global network of distributors and partners in the EMS (Electronic Manufacturing Services) segment.
      To better serve our customers, our Account Managers develop, maintain, manage and coordinate all aspects of our relationship and activities with each major customer. Corporate Account Executives are responsible for the global relationships with our most important strategic customers. The relationships with all other customers that are active on a worldwide basis are overseen by dedicated Account Managers. Our regional sales units service global accounts based in their regions, as well as regional accounts that are the key players in their markets. In four smaller markets we still have contractual arrangements with the Siemens group sales organizations to sell our products.
      Within the indirect sales channel, our global Channel Partner organization manages relations with our third-party sales representatives, which are located primarily in the United States. In addition, we increasingly cover indirect accounts through our worldwide network of independent distributors, with whom we have regional or global distribution agreements. This distribution network is also managed by our Channel Partner organization, which coordinates all aspects of distribution channel management and increases our market activities in the broader market.
      While many of our customers in newer industries have always outsourced their production, many of our traditional customers are also relying increasingly on EMS providers to manufacture their products. We have responded to this market trend by establishing an internal EMS sales organization that focuses on the market leaders in the EMS industry. Our EMS global account managers and dedicated support personnel ensure high levels of service and facilitate smooth transfers of manufacturing from OEM to

EMS. The EMS sales organization is also charged with securing a significant share of the standard product purchases of these customers, servicing our largest users in the industry, and concluding strategic partnerships for design and technology projects.
      We utilize advertising campaigns in the general and trade press to establish and strengthen our identity as a major semiconductor provider. We participate actively in trade shows, conferences and events to strengthen our brand recognition and industry presence.
      As of September 30, 2005, we had approximately 2,020 sales and marketing employees worldwide.
Backlog
      Standard Products. Cyclical industry conditions — in the memory products market, in particular — make it undesirable for many customers to enter into long-term, fixed-price contracts to purchase standard (i.e., non-customized) semiconductor products. As a result, the market prices of our standard semiconductor products, and our revenues from sales of these products, fluctuate very significantly from period to period. Most of our standard non-memory products are priced, and orders are accepted, with an understanding that the price and other contract terms may be adjusted to reflect market conditions at the delivery date. It is a common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, we believe that the backlog at any time of standard products, such as memory products, is not a reliable indicator of future sales.
      Non-standard Products. Logic products are more customized than memory products. Therefore, orders are generally made well in advance of delivery. Quantities and prices of logic products may nevertheless change between the times they are ordered and when they are delivered, reflecting changes in customer needs and industry conditions. During periods of industry overcapacity and falling sales prices, customer orders are generally not made as far in advance of the scheduled shipment date as during periods of capacity constraints, and more customers request logistics agreements based on rolling forecasts. The resulting lower levels of backlog reduce our management’s ability to forecast optimum production levels and future revenues. As a result, we do not rely solely on backlog to manage our business and do not use it to evaluate performance.
Competition
        The markets for many of our products are intensely competitive, and we face significant competition in each of our product lines. We compete with other major international semiconductor companies, some of which have substantially greater financial and other resources with which to pursue research, development, manufacturing, marketing and distribution of their products. Smaller niche companies are also increasing their participation in the semiconductor market, and semiconductor foundry companies have expanded significantly. Competitors include manufacturers of standard semiconductors, application-specific ICs and fully customized ICs, including both chip and board-level products, as well as customers that develop their own integrated circuit products and foundry operations. We also cooperate in some areas with companies that are our competitors in other areas.

      The following table shows key competitors for each of our segments in alphabetical order:
Key Competitors by Segment

Automotive, Industrial and Multimarket	Fairchild, Freescale, Samsung, ST Microelectronics, Toshiba
Communication	Broadcom, Conexant, Freescale, Qualcomm, Texas Instruments
Memory Products	ELPIDA, Hynix, Micron, Powerchip, Samsung
      Competition among semiconductor suppliers has intensified in recent years. Memory products have seen the fiercest competition, but we expect that competition among suppliers of logic ICs, especially for use in wireless communications, will become increasingly intense in the next few years.
      We compete in different product lines to various degrees on the basis of product design, technical performance, price, production capacity, product features, product system compatibility, delivery times, quality and level of support. Innovation and quality are competitive factors for all segments. Production capacity and delivery reliability play a particularly important role in the Memory Products segment, where customers demand delivery within a very short period of time, and in the Automotive, Industrial and Multimarket segment.
      Our ability to compete successfully depends on elements both within and outside of our control, including:

•	successful and timely development of new products, services and manufacturing processes;

•	product performance and quality;

•	manufacturing costs, yields and product availability;

•	pricing;

•	our ability to meet changes in our customers’ demands by altering production at our facilities;

•	our ability to provide solutions that meet our customers’ specific needs;

•	the competence and agility of our sales, technical support and marketing organizations; and

•	the resilience of our supply chain for services which we outsource and the delivery of products, raw materials and services by third party providers needed for our manufacturing capabilities.
      Entry into semiconductor manufacturing, particularly DRAM manufacturing, requires substantial capital expenditures and significant technological and manufacturing expertise. We believe this provides us with a significant time-to-market advantage over any potential new entrant in our markets, particularly the DRAM market.
Manufacturing
        Our production of semiconductors is generally divided into two steps, referred to as the front-end process and the back-end process.
      Front-end. In the first step, the front-end process, electronic circuits are produced on raw silicon wafers, which we buy from outside sources. The front-end production process involves a series of patterning, etching, deposition and implantation processes. At the end of the front-end process, we test the chips for functionality.
      We believe that we are one of the leaders in the semiconductor industry in terms of the structure size on our wafers. Structure size refers to the minimum distances between electronic structures on a chip. Smaller structure sizes increase production efficiencies in the manufacture of memory and logic products. The structure size of our current logic products is as small as 130-nanometers using copper wiring. The structure size of our current memory products is as small as 90-nanometers and we are currently developing production processes for memory products with structure sizes as small as 60-nanometers.
      High-end mask technology is a prerequisite for achieving small structure size. A mask is a master image of a circuit pattern used to produce ICs. We develop high-end masks at the Advanced Mask Technology Center in Dresden, a joint venture with AMD Inc. and Toppan Photomasks Inc. At the same location, Toppan Photomasks Inc. is operating a high-end volume mask production facility, which — together with other Toppan Photomasks Inc. locations — supplies us with masks under a long-term mask supply agreement. Toppan Printing Co. acquired DuPont Photomasks in April 2005 which led to a name change; former DuPont Photomasks Inc. is now named Toppan Photomasks Inc.
      In the 2005 financial year, we further increased the share of our DRAM manufacturing on 300-millimeter diameter wafers. Our 300-millimeter facility at Dresden has started commercial production using 90-nanometer technology. The ramp-up of Inotera, our 300-millimeter manufacturing joint venture with Nanya, continued during the 2005 financial year, with a capacity of approximately 60,000 wafer starts per month reached by August 2005. The capacity of the first manufacturing module of Inotera is expected to reach a maximum of 62,000 wafer starts per month in the 2006 financial year. The building of a second manufacturing module for Inotera is currently under construction and expected to be finalized in the 2006 calendar year. Infineon and Nanya each are entitled to 50 percent of Inotera’s capacity. The 300-millimeter facility of our foundry partner SMIC started to ramp-up in the first quarter of our 2005 financial year. In addition, our 300-millimeter facility at Richmond started commercial production in September 2005 and is expected to ramp to a capacity of more than 20,000 wafer starts per month by mid calendar year 2006. The maximum capacity of this facility is expected to amount to 50,000 wafer starts per month and is planned to be ramped up depending on market developments. Our foundry and development partner Winbond is currently preparing the ramp-up of its new 300-millimeter facility in Taiwan. Start of production is expected during our 2006 financial year. The increasing share of 300-millimeter production and the conversion to 90-nanometer technology should substantially reduce our overall per-unit cost for memory chips.
      Back-end. In the second step of semiconductor production, the back-end process (also known as the packaging, assembly and test phase), the processed wafers are ground and mounted on a synthetic foil, which is fixed in a wafer frame. Mounted on this foil, the wafer is diced into small silicon chips, each one containing a complete integrated circuit. One or multiple individual chips are removed from the foil and fixed onto a substrate or lead-frame base, which will enable the physical connection of the product to the electronic board. The next step is creating electrical links between the chip and the base by soldering or wiring. Subsequently, the chips and electrical links are molded with plastic compounds for stabilization and protection. Depending on the package type, the molded chips undergo a separation and pin bending process. Finally, the semiconductor is subject to functional tests.
      We believe that our back-end facilities are equipped with state-of-the-art equipment and highly automated manufacturing technology, enabling us to perform assembly and test on a cost-effective basis. We have improved our cost position by moving significant production volumes into lower-cost countries such as Malaysia and China. Our back-end facilities also provide us with the flexibility needed to customize products according to individual customer specifications (giving us “System in Package” capabilities). The process of converting our packages to comply with upcoming international environmental requirements for lead- and/or halogen-free “green packages” continued in the 2005 financial year.
      We had no significant unplanned production stoppages during the 2005 financial year. As a result of a decision to ramp down the production site in Munich-Perlach in 2007, we experienced work stoppages within parts of our workforces in Munich-Perlach, particularly in the week of October 25, 2005. We and the union reached an agreement on October 31, 2005 and the work stoppages came to an end.

Manufacturing Facilities
      We operate manufacturing facilities around the world, including through joint ventures in which we participate. The following table shows selected key information with respect to our current major manufacturing facilities:
Current Manufacturing Facilities

	Year of
	commencement
	of first
	production line	Principal products or functions

Front-end facilities — wafer fabrication plants
Dresden, Germany	1996	DRAM, NAND-compatible Flash, ASICs with embedded Flash memory, logic ICs
Essonnes, France(1)	1963 (2)	Logic ICs and ASICs with embedded Flash memory
Horten, Norway	1985	MEMS
Munich-Perlach, Germany(3)	1987	High frequency; sensors
Regensburg, Germany	1986	Non-volatile memory, power and logic ICs; High Frequency ICs
Richmond, Virginia	1998	DRAM
Taoyuan, Taiwan(4)	2004	DRAM
Villach, Austria	1979	Power, smart power and discretes
Warstein, Germany	1965 (2)	High power

Back-end facilities — assembly and final testing plants
Batam, Indonesia	1996	Leaded Power and Non-Power ICs
Cegled, Hungary	1997	High power
Dresden, Germany	1996	DRAM components and modules
Malacca, Malaysia	1973	DRAM components and modules, discretes and power packages, logic ICs
Morgan Hill, California	2002	RF-power
Porto, Portugal	1997	DRAM components and modules
Regensburg, Germany	2000	Chip card modules, sensors and pilot lines
Singapore	1970	Leadless and leaded non-power ICs, wafer test
Skoppum, Norway	1991	Sensors
Suzhou, China(5)	2004	DRAM components and modules
Warstein, Germany	1965 (2)	High power
Wuxi, China	1996	Discretes, chip card modules

(1)	ALTIS, our joint venture with IBM in which we own 50 percent plus one share. We have agreed with IBM to increase our share of the production ratably from 50 in 2004 to 100 percent by 2007.

(2)	The current main production line began operations in 1991.

(3)	We have announced plans to phase out production at Munich-Perlach and to shut down the plant in the beginning of calendar year 2007.

(4)	Inotera, our joint venture with Nanya.

(5)	Infineon Technologies Suzhou, our joint venture with CSVC.
     Our front-end facilities currently have a capacity of approximately 490,000 wafer starts per month (in 200-millimeter equivalents). In addition to our own manufacturing capacity, we have entered into a number of alliances and joint ventures, and have relationships with several foundry partners, which give us access to substantial additional manufacturing capacity, allowing us to more flexibly meet variable demand for both memory and logic products over market cycles. These arrangements are described below under “Manufacturing ventures and partnerships” and “Strategic Alliances”.
      We have devoted substantial resources to reducing our production costs over the past several years. For instance we have been the pioneer regarding the introduction of more productive 300-millimeter wafers in manufacturing. In addition the size and layout of our manufacturing facilities are designed to meet economy of scale requirements to allow for cost efficient wafer production. As a consequence we believe that costs at our leading edge DRAM manufacturing facilities are competitive with those of our lowest-cost competitors.
      Generally, we use foundries as well as assembly and test subcontractors to assist us in meeting demand flexibly, as well as managing investment expenditures. In recent years, we have enhanced our manufacturing cooperation with United Microelectronics Corporation (“UMC”), particularly with respect to front-end production of EEPROM, Flash technology for our chip card IC products, and CMOS baseband products for wireless communications. Currently we are introducing our jointly developed 90-nanometer technology node. We have entered into a joint development agreement with IBM, Chartered Semiconductor and Samsung, to accelerate the move to 65-nanometer process technology. For assembly services, we have further intensified our partnership with AMKOR Technology on leadless and flip-chip technologies.
      We have structured and organized our memory fabrication facilities worldwide in what we call our “fab cluster”. Through this organizational approach, we seek to use best processes to maximize quality and consistency across facilities. This allows us to ship many of our products from multiple sites, and therefore supply products to anywhere in the world from multiple facilities. In addition, by locating our facilities in different areas, we can also recruit talent globally. Our fab cluster includes our own front-end facilities in Dresden and Richmond and corresponding back-end sites in Dresden, Malacca, Porto and Suzhou, as well as our front-end manufacturing joint venture Inotera, our front-end foundry partners Winbond and SMIC, and our back-end subcontractors EEMS Italia SpA and UTAC.
      Effective January 2005 we closed our DRAM backend operations at Richmond and transferred those activities to our volume back-end facilities at Porto, Malacca and Suzhou. By concentrating the back-end activities within large-scale manufacturing facilities we expect to benefit from improved overall economies of scale.
      In view of the strong and stable growth of our automotive and industrial businesses, we believe it will be necessary to increase our power-logic capacities within the next years. Accordingly, we began construction of a power-logic plant in the Kulim High-Tech Park in the north of Malaysia in 2005. This will also allow us to further expand our presence in the growing Asian market, as well as to strengthen our cost position and competitive position. The ramp-up is expected to begin by mid-2006.
Manufacturing ventures and partnerships
      We have established the following manufacturing ventures and arrangements with partners:
      AMTC. In May 2002, we entered into agreements with AMD Inc. and the former DuPont Photomasks Inc. to establish our strategic cooperation in the field of advanced lithographic photomasks. Under the terms of these agreements, we co-develop photomasks and share development costs. For this purpose, the three partners established an equally owned joined venture called Advanced Mask Technology Center GmbH & Co. KG in Dresden, Germany, to operate a photomask manufacturing facility (mask center). The mask center, which started operations in 2004, develops and produces next generation lithographic and engineering photomasks. Toppan Printing Co., Ltd. acquired DuPont

Photomasks Inc. in April 2005 which led to a name change; former DuPont Photomasks Inc. is now named Toppan Photomasks Inc., Ltd.
      CSVC. We have established a venture with China Singapore Suzhou Industrial Park Venture Co. Ltd. (“CSVC”), Suzhou, China, and constructed a back-end facility for the assembly and testing of memory ICs. The facility is located in the Suzhou Industrial Park, near Shanghai, and was officially opened in September 2004. The maximum output capacity of this facility will reach up to one billion chips per year. Capacity will be developed in a number of stages as dictated by growth and trends in the global semiconductor market. In the 2005 financial year we invested $29 million in the venture and plan to invest additional $166 million through 2008. It is anticipated that any further investment required to purchase additional equipment would be financed externally by the joint venture.
      SMIC. In December 2002, we entered into a Know-How Transfer Agreement and a Product Purchase and Capacity Reservation Agreement with SMIC which give us access to additional DRAM production capacity. Under the terms of these agreements, we have transferred our 140-nanometer DRAM technology to SMIC. In return, SMIC is manufacturing and we are purchasing up to 20,000 wafers per month from SMIC’s 200-millimeter production facility in Shanghai. We revised our agreement with SMIC during the 2004 financial year to include next-generation 110-nanometer technology.
      In March 2003, we entered into extended Know-How Transfer and Product Purchase and Capacity Reservation Agreements with SMIC, which give us access to additional DRAM production capacity in SMIC’s 300-millimeter facility in Beijing, which started volume manufacturing in the 2005 financial year. Under the terms of these agreements, we have transferred our 110-nanometer DRAM trench technology and some 300-millimeter manufacturing know-how to SMIC. In return, SMIC manufactures and we purchase up to 15,000 wafers per month out of SMIC’s 300-millimeter facility. Our foundry portion of SMIC’s 200-millimeter production facility was completely converted to our 110-nanometer technology in the 2005 financial year.
      In March 2004 we entered into to a Disclosure and License Agreement, which allows SMIC to use our 140-nanometer and 110-nanometer technology in their 200-millimeter facility for foundry services to a limited number of customers.
      Winbond. In May 2002, we entered into a Know-How Transfer and License Agreement and a Product Purchase and Capacity Reservation Agreement with Winbond, which give us access to additional DRAM production capacity. Under the terms of these agreements, we have transferred and licensed our 110-nanometer DRAM trench technology to Winbond. In return, Winbond manufactures and we purchase up to 20,000 wafers per month out of Winbond’s 200-millimeter production facility in Hsinchu (Taiwan). The agreements further allow Winbond to use the know-how for the production of its proprietary specialty DRAMs.
      In August 2004, we entered into an extended Know-How Transfer and License Agreement and an extended Product Purchase and Capacity Reservation Agreement with Winbond, which give us access to additional DRAM production capacity in Winbond’s 300-millimeter facility in Taiwan. Under the terms of these agreements, we have transferred our 90-nanometer DRAM trench technology and some 300-millimeter manufacturing know-how to Winbond. In return, Winbond manufactures DRAMs for computing applications exclusively for us. Furthermore, we intend to develop specialty memories for mobile applications jointly with Winbond.
      Inotera. In November 2002, we entered into agreements with Nanya relating to a strategic cooperation in the development of DRAM products and the foundation of a joint venture (Inotera, held directly and indirectly through our investment in Hwa-Ken Investment Inc.) to construct and operate a 300-millimeter manufacturing facility in Taiwan. Pursuant to the agreements, we and Nanya developed advanced 90-nanometer and are currently developing 70-nanometer technology. Research is conducted in Dresden and Munich, and manufacturing is conducted in Taoyuan, Taiwan. By June 2005 we and Nanya had already qualified the 90-nanometer DRAM technology and achieved validation by Intel.

On September 29, 2005, we entered into an agreement with Nanya to expand our joint development cooperation on DRAM process technology. The agreement provides for the joint development of advanced 60-nanometer production technologies for 300-millimeter wafers, starting immediately. The extension of the existing co-development of the 90-nanometer and 70-nanometer technologies will help us expand our position in the DRAM market while sharing development costs.
      It is envisioned that, when completed, Inotera’s 300-millimeter manufacturing facilities in Taiwan will employ the production technology developed under our joint development agreement with Nanya. The construction of the first manufacturing facility was completed and mass production started in the 2004 financial year. The capacity of the first manufacturing facility is expected to be completed in three phases. The first two phases have been completed. The capacity reached approximately 60,000 wafer starts per month by August 2005. The third phase, with a capacity of about 62,000 wafer starts per month, is expected to be reached in the 2006 financial year. In May 2005 the groundbreaking for the second manufacturing facility took place. Construction of the manufacturing module is expected to be finalized in the 2006 financial year. We are entitled to half of the production capacity of Inotera. In September 2005, the shareholder meeting of Inotera approved the plan to apply for a listing of Inotera on the Taiwan Stock Exchange. In October 2005, the Management Board of Inotera filed an application for listing on the Taiwanese Stock Exchange.
      Altis. In 1991 when we entered into an arrangement with IBM, under which IBM manufactured DRAM products in its facility in Essonnes, France and we received a share of the production. Later we agreed with IBM to convert the Essonnes facility to the production of logic devices and to convert the existing production cooperation arrangement into a joint venture called ALTIS. We own 50 percent of the joint venture’s shares plus one share and IBM owns the rest. We each have one vote at the joint venture’s shareholders meeting, and we are each entitled to nominate one of the joint venture’s two chairmen; we have each agreed to have only one, jointly appointed CEO.
      The joint venture agreements impose certain restrictions on the ability of each of the shareholders to sell or transfer its shares in the joint venture, and also provide that each shareholder may acquire the other’s shares at an appraised value if the other shareholder undergoes a change of control. For this purpose, ”change of control” means the acquisition by a third party of more than 35 percent of the outstanding equity of the other shareholder or any consolidation, merger or reorganization of the other shareholder in which it is not the surviving corporation. We and IBM may acquire each other’s shares in the joint venture or dissolve the joint venture if there is a deadlock or if the other party defaults on its obligations under the joint venture agreement.
      We have agreed to ratably increase our capacity reservation in the production output of ALTIS from 50 percent in calendar year 2004 to 100 percent by 2007. We and IBM have agreed that we will decide the future business model of ALTIS no later than January 1, 2007. Additionally, we were granted an option through July 1, 2007 to acquire IBM’s interest in ALTIS. We are currently in negotiations with IBM regarding the future business model of ALTIS.

Research and Development
        Research and development (R&D) is critical to our continuing success, and we are committed to maintaining high levels of R&D over the long term. The table below sets forth information with respect to our research and development expenditures for the periods shown:
Research and Development Expenditures

	For the years ended September 30,

	2003	2004	2005

	(Euro in millions, except percentages)
Expenditures (net of subsidies received)	1,089	1,219	1,293
As a percentage of net sales	18%	17%	19%
      Most of our R&D activities are concentrated in the following areas: product development, process technology, reusable IP-blocks, software blocks, advanced analog and digital circuits and architectures, computer-aided design and libraries, and packaging technology.
      Our logic ICs generally utilize complex system-on-chip designs and require a wide variety of intellectual property and sophisticated design methodologies, for example to combine high performance with low power consumption. We believe that our capability to integrate various ICs and complex software products, intellectual property and methodologies for logic ICs will enable us to strengthen our position in the logic IC market. Our expertise in analog/ mixed-signal devices and RF-design is a particular competitive strength.
      Process technologies are another important focus for our R&D activities. To maintain a competitive technology roadmap at an affordable cost level, we are following a strategy of alliances with several partner companies (including our collaboration with IBM, Chartered Semiconductor and Samsung, described above) and consortia. Our 130-nanometer logic process technology, with up to eight layers of copper metallization, is in full production at several manufacturing sites. We are currently in the process of ramping up production of several products using our 90-nanometer logic technology. We have also begun qualification of our 65-nanometer logic process technology, are in the process of developing a 45-nanometer logic process and have defined a roadmap to minimum feature sizes of 32-nanometers. Our process technologies benefit from many modular characteristics, including special low-power variants, analog options and high-voltage capabilities.
      For memory process technology we started commercial production of DRAM products based on 90-nanometer technology during the 2005 financial year. A strategic development alliance with Nanya for trench-based DRAM technology allows us to share development costs and resources. The development alliance has successfully finalized the development of a 90-nanometer process technology for DRAM products and is currently developing 70-nanometer and 60-nanometer process technologies for DRAM products.
      In recent years we have devoted substantial resources to improving our R&D processes. In particular, we have improved our computer aided design (CAD) systems and our libraries. CAD systems and methodology are crucial for our product design performance. Libraries are databases that contain compilers and standard design elements that are common to multiple products. Re-use of complex circuit blocks and platform architectures for product families are further focus areas. We believe that our efforts in these areas enable us to reduce development cycle times and optimize our designs with regard to higher performance and reduced power consumption.
      We maintain an extensive network of cooperation arrangements with industrial cooperation partners, technical institutes and universities to remain current with technological developments.

      Our research and development activities are conducted at locations throughout the world. The following table shows our major research and development locations and their respective areas of competence:
Principal Research and Development Locations

Location	Areas of Competence

Bangalore, India	Software development, system-on-chip development for wireline systems, library, design flow
Dresden, Germany	Flash and DRAM technology development
Duisburg, Germany	System-on-chip development for wireless systems, radio frequency, customer support for wireline systems
Graz, Austria	Contactless systems, automotive power systems
Hanover, Germany	IP development for wireless communication ICs
Kista, Sweden	Wireless systems
Munich, Germany	Main product development site; CAD, library, simulation technologies, layout synthesis, mixed signal, radio frequency, DRAM, 16-bit microcontrollers, ASICs with embedded DRAM, chip card ICs, flash
Nuremberg, Germany	Software for wireless systems
Raleigh, North Carolina	Product development for commodity and specialty DRAM
Regensburg, Germany	Packaging, testing
Singapore	System-on-chip and software development for communications products
Sophia Antipolis, France	Wireless baseband products, contactless products, digital signal processing, library, design flow
Taipei, Taiwan	Wireline access design
Villach, Austria	Power semiconductor products, mixed signal for deep submicron, automotive and telecommunication applications
Xi’an, China	System-on-chip and DRAM design & product implementation, implementation of digital product designs in standard CMOS technology
      At September 30, 2005 our research and development staff consisted of approximately 7,400 employees working in our R&D units throughout the world, a net increase of approximately 240 compared to 7,160 at September 30, 2004. We have given particular emphasis in recent years to the expansion of our R&D resources in cost attractive locations. For example, we have rapidly built up our team in Xi’an, China and expanded technical staff at our Bangalore facility by almost 30 percent in the 2005 financial year. We believe that appropriate utilization of skilled R&D personnel in lower-cost locations will improve our ability to maintain our technical position while controlling expenses.
Intellectual Property
        Our intellectual property rights include patents, copyrights, trade secrets, trademarks, utility models, designs and maskwork rights. The subjects of our patents primarily relate to IC designs and process technologies. We believe that our intellectual property is a valuable asset not only to protect our investment in technology but also a vital prerequisite for cross licensing agreements with third parties.
      At September 30, 2005, we owned more than 42,000 patent applications and granted patents (both referred to as “patents” below) in over 40 countries throughout the world. These patents belong to approximately 12,100 “patent families” (each patent family containing all patents originating from the same invention). At September 30, 2005, approximately 89 percent of our patent families included patents in Europe, approximately 68 percent included patents in the United States and approximately 33 percent included patents in Asia. We filed first patent applications for approximately 1,500 inventions during the 2005 financial year. National and regional patent offices examine whether our patent applications meet the necessary requirements. Owing the complex nature of our patent applications this examination process typically takes several years until grant of a patent. As of September 30, 2005, approximately 6,600 patent families included at least one patent granted in the United States or Europe.
      It is common industry practice for semiconductor companies to enter into patent cross licensing agreements with each other. These agreements enable each company to utilize the patents of the other on specified conditions. In some cases, these agreements provide for payments to be made by one party to the other. We are a party to a number of patent cross licensing agreements, including agreements with other major semiconductor companies. We believe that our own substantial patent portfolio enables us to enter into patent cross licensing agreements on favorable terms and conditions. We are currently in patent cross licensing negotiations with several major industry participants. Depending on new developments, new products or other business necessities, we may initiate additional patent cross licensing agreements in the future.
      Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products and their design and manufacturing processes. To that end, we have obtained many patents and patent licenses and intend to continue to seek patents on our developments. The process of seeking patent protection can be lengthy and expensive, and there can be no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide us with meaningful protection or a commercial advantage. In addition, effective copyright and trade secret protection may be limited in some countries or even unavailable.
      Many of our competitors also seek to protect their technology by obtaining patents and asserting other forms of intellectual property rights. Third-party technology that is protected by patents and other intellectual property rights may be unavailable to us or available only on unfavorable terms and conditions. Third parties may also claim that our technology infringes their patents or other intellectual property rights, and they may bring suit against us to protect their intellectual property rights. From time to time, it may also be necessary for us to initiate legal action to enforce our own intellectual property rights. Litigation can be very expensive and can divert financial resources and management attention from other important uses. It is difficult or impossible to predict the outcome of most litigation matters, and an adverse outcome can result in significant financial costs that can have a material adverse effect on the losing party. We are currently engaged in several material disputes over intellectual property rights, including litigation with Tessera Technologies, Inc. and MOSAID Technologies Inc. Other disputes were settled in 2005, particularly that with Rambus. For a description of these matters, see “Legal Matters”.
Strategic Alliances
        Alliances with other semiconductor manufacturers permit costly research and development and manufacturing resources to be shared to mutual advantage for joint technology and product development. Alliances with foundry manufacturing companies provide alternative manufacturing capacities in addition to internal and joint-venture manufacturing resources.
      As part of our strategy, we have entered into a number of long-term strategic alliances with leading industry participants for the manufacture of products and for research and development in connection with the development of new products and manufacturing process technologies. These strategic alliances confer a number of important benefits, including:

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
Memory Products
      In order to maintain our technological leadership in the DRAM market and to share start-up costs inherent in developing successive generations of memory products, we have entered into a number of strategic alliances over the years with selected partners for research and development and manufacturing activities in relation to memory products.
      Currently, our principal strategic memory alliance is with Nanya, entailing both R&D collaboration in the areas of 70-nanometer and 60-nanometer DRAM process technology, and manufacturing collaboration through our DRAM joint venture, called Inotera. Research is conducted in Dresden and Munich, and manufacturing is conducted in Taoyuan, Taiwan. By June 2005 we and Nanya had already qualified the 90-nanometer DRAM technology and achieved validation by Intel. On September 29, 2005, we entered into an agreement with Nanya to expand our joint development cooperation on DRAM process technology. The agreement provides for the joint development of advanced 60-nanometer production technologies for 300-millimeter wafers, starting immediately. The extension of the existing co-development of the 90-nanometer and 70-nanometer technologies will help us expand our position in the DRAM market while sharing development costs.
      It is envisioned that, when completed, Inotera’s 300-millimeter manufacturing facilities in Taiwan will employ the production technology developed under our joint development agreement with Nanya. The construction of the first manufacturing facility was completed and mass production started in the 2004 financial year. The capacity of the first manufacturing facility is expected to be completed in three phases. The first two phases have been completed. The capacity reached approximately 60,000 wafer starts per month by August 2005. The third phase, with a capacity of about 62,000 wafer starts per month, is expected to be reached in the 2006 financial year. In May 2005 the groundbreaking for the second manufacturing facility took place. Construction of the manufacturing module is expected to be finalized in the 2006 financial year. We are entitled to half of the production capacity of Inotera. In September 2005, the shareholder meeting of Inotera approved the plan to apply for a listing of Inotera on the Taiwan Stock Exchange. In October 2005, the Management Board of Inotera filed an application for listing on the Taiwanese Stock Exchange.
Logic Products
      In order to remain at the forefront of technological advancement and to share the initial costs inherent in launching successive generations of logic products, we have entered into a number of strategic alliances with selected partners for research and development and manufacturing activities in relation to logic products.
      Currently, our principal alliances in the logic area are with (1) IBM, Samsung and Chartered Semiconductor for CMOS development and manufacturing at 65-nanometer and 45-nanometer process technologies, (2) UMC for 90-nanometer manufacturing, and (3) IBM through our manufacturing joint venture ALTIS.
          Development History
      In 1997, we entered into a joint development agreement with IBM to develop common process technologies for manufacturing logic products with minimum feature sizes of 180-nanometers and 130-nanometers. Later we extended this cooperation to include 110-nanometer technologies.
      In 1999 we signed an agreement to continue this partnership for 90-nanometer technology, and included UMC in the alliance. UMC later withdrew from this effort. Following this, we entered into an agreement with UMC to jointly develop 90-nanometer CMOS manufacturing technology in Taiwan. In addition, in 2000 we entered into a joint development agreement with UMC to develop common process technologies for the manufacture of logic products with embedded flash memory capabilities based on a feature size of 130-nanometers. Both of these programs have been completed successfully.
      Beginning in 2003, we entered into a series of agreements with IBM, Samsung and Chartered Semiconductor which resulted in our current four-way alliance to jointly develop 60-nanometer and 45-nanometer CMOS manufacturing technologies.
          Joint Manufacturing
      Our principal manufacturing cooperation with IBM began in 1991, when we entered into an arrangement under which IBM manufactured DRAM products in its facility in Essonnes, France and we received a share of the production. Later we agreed with IBM to convert the Essonnes facility to the production of logic devices and to convert the existing production cooperation arrangement into a joint venture called ALTIS. We own 50 percent of the joint venture’s shares plus one share and IBM owns the rest. We each have one vote at the joint venture’s shareholders meeting, and we are each entitled to nominate one of the joint venture’s two chairmen; we have each agreed to have only one, jointly appointed CEO.
      The joint venture agreements impose certain restrictions on the ability of each of the shareholders to sell or transfer its shares in the joint venture, and also provide that each shareholder may acquire the other’s shares at an appraised value if the other shareholder undergoes a change of control. For this purpose, “change of control” means the acquisition by a third party of more than 35 percent of the outstanding equity of the other shareholder or any consolidation, merger or reorganization of the other shareholder in which it is not the surviving corporation. We and IBM may acquire each other’s shares in the joint venture or dissolve the joint venture if there is a deadlock or if the other party defaults on its obligations under the joint venture agreement.
      We have agreed to ratably increase our capacity reservation in the production output of ALTIS from 50 percent in calendar year 2004 to 100 percent by 2007. We and IBM have agreed that we will decide the future business model of ALTIS no later than January 1, 2007. Additionally, we were granted an option through July 1, 2007 to acquire IBM’s interest in ALTIS. We are currently in negotiations with IBM regarding the future business model of ALTIS.
      In 2003, we entered into a joint development agreement with ALTIS to jointly develop emerging non-volatile MRAM (Magnetoresistive Random Access Memory) technology.
          Logic Foundry Manufacturing
      UMC continues to be the prime manufacturing foundry partner for our logic products utilizing 90-nanometer process technologies.
Acquisitions and Dispositions
        Following our commitment to improve our profitability, we disposed of a variety of non-core assets in the 2005 financial year, while making only limited, strategic acquisitions. The main transactions completed in the 2005 financial year were as follows:
          Infineon Technologies Flash
      In April 2001, we established the Infineon Technologies Flash joint venture (then called “Ingentix”) in which we held a 51 percent ownership interest with Saifun. In the 2003 financial year, we increased our ownership interest to 70 percent by contributing additional capital and converting existing shareholder loans to equity. The joint venture operated through two companies, Infineon Technologies Flash GmbH & Co. KG, located in Dresden, Germany, and Infineon Technologies Flash Ltd., located in

Netanya, Israel. During December 2004, we modified the cooperation agreement with Saifun. As a consequence, we consummated the acquisition of Saifun’s remaining 30 percent share in the Infineon Technologies Flash joint venture in January 2005 and were granted a license for the use of Saifun NROM® technologies, in exchange for $95 million to be paid in quarterly installments over 10 years and additional purchase consideration primarily in the form of net liabilities assumed aggregating €7 million. We retained the option to terminate the entire license or parts thereof at any time without penalty. During the quarter ended June 30, 2005, we exercised our termination option and cancelled the portion of the license encompassing NROM® Code Flash products. As a result of the partial termination, the license asset and related liability were reduced to €28 and €29, respectively, as of June 30, 2005.
          Fiber Optics Divestiture
      In January 2005, Finisar acquired our fiber optics transceiver business in exchange for 34 million shares of Finisar’s common stock, valued at approximately €40 million at the time of closing. We are providing Finisar with contract manufacturing services under separate supply agreements for up to one year following the closing.
      Following the Finisar transaction, we retained ownership of our remaining fiber optics businesses, consisting of bi-directional fiber transmission (BIDI) components for Fiber-To-The-Home (FTTH) applications, parallel optical components (PAROLI) and plastic optical fiber (POF) components that are used in automotive applications.
      We subsequently sold our BIDI business to EZConn Corporation in August 2005. We have put our PAROLI products on end-of-life status and have reached agreements with key customers regarding their further requirements. The POF business has been integrated into our Automotive, Industrial and Multimarket segment.
          Termination of Venture Capital Unit
      Beginning in the 1999 financial year, we initiated a program of minority investments in start-up companies through Infineon Ventures, our venture capital unit. We also made investments in three venture capital funds active in areas related to our business. As a result of changes in market conditions and as part of our effort to focus on our core strengths, we decided in our 2004 financial year to terminate our venture investing activities and to sell our venture investments.
      In December 2004 we agreed to sell our venture capital arm, Infineon Ventures GmbH, including its 26 direct investments and several fund investments, to Cipio Partners, a venture capital company. The transaction closed in February 2005. As a result of the sale, we realized a gain before tax of €13 million which was recorded in other operating income.
          Sale of Optical Network Business
      On April 7, 2005, we and Exar entered into an agreement whereby Exar acquired for $11 million cash a significant portion of our optical networking business unit. The acquisition included assets relating to multi-rate TDM framer products, Fiber Channel over SONET/ SDH, Resilent Packet Ring (RPR), as well as certain intellectual property for Data Over SONET products. As a result of the sale, we reclassified related non-current assets into assets held for sale during the second quarter of the 2005 financial year and reduced their carrying value to the net sale proceeds. The sale of the assets was consummated during the third quarter of the 2005 financial year.
Employees
        We employed a total of 36,440 employees as of September 30, 2005. For a further description of our workforce by location and function over the past three years, see “Operating and Financial Review — Other Matters — Employees”.

      A significant percentage of our employees, especially in Germany, are covered by collective bargaining agreements determining remuneration, working hours and other conditions of employment, and are represented by works councils. Works councils are employee-elected bodies established at each location in Germany and also at the parent company-wide level (Infineon Technologies AG). Works councils have extensive rights to notification and of codetermination in personnel, social and economic matters. Under the German Works Constitution Act (Betriebsverfassungsgesetz), the works councils must be notified in advance of any proposed employee termination, they must confirm hirings and relocations and similar matters, and they have a right to codetermine social matters such as work schedules and rules of conduct. Management considers its relations with the works councils to be good. The members of the senior management of Infineon Technologies AG are represented by a senior management committee (Sprecherausschuss).
      The collective bargaining agreements pertain to certain of our non-management employees in Germany (affecting approximately 6,400 employees), the Czech Republic (affecting approximately 400 employees) and Austria (affecting approximately 2,300 employees). The agreement in Germany is perpetual, but can be terminated by the trade union with a notice of one month prior to February 28, 2006. The agreement in Austria expires on May 1, 2006. The provisions of these agreements generally remain in effect until replaced by a subsequent agreement. Agreements for periods after expiration are to be negotiated with the respective trade unions through a process of collective negotiations. The agreement in the Czech Republic only covers employees of our fiber optics business. We expect to close our fiber optics business during 2006.
      In the last three financial years we have not experienced any major labor disputes resulting in work stoppages. In October 2005, the relevant union organized a work stoppage in connection with our plans to shut down our Munich-Perlach facility. This work stoppage lasted one week and was ended following an agreement to financially compensate those employees whose contract will not be continued following the closure of this manufacturing facility in 2007, see “Risk Factors — Problems with manufacturing”.
Legal Matters
        Rambus. In March 2005, we reached an agreement with Rambus settling all claims between us and licensing the Rambus patent portfolio for use in current and future Infineon products. Rambus has granted to Infineon a worldwide license to existing and future Rambus patents and patent applications for use in Infineon memory products. In exchange for this worldwide license, we agreed to pay $50 million in quarterly installments of $6 million between November 15, 2005 and November 15, 2007. After November 15, 2007, and only if Rambus enters into additional specified licensing agreements with certain other DRAM manufacturers, Infineon will make additional quarterly payments which may accumulate up to a maximum of an additional $100 million. The agreement also provides Infineon an option for acquiring certain other licenses. All licenses provide for Infineon to be treated as a “most-favored customer” of Rambus. Infineon has simultaneously granted to Rambus a fully-paid perpetual license for memory interfaces.
      U.S. Department of Justice Investigation. In September 2004, we entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its ongoing investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, we agreed to plead guilty to a single count related to the pricing of DRAM products between July 1, 1999 and June 15, 2002. Under the terms of the agreement, we agreed to pay a fine of $160 million. The fine plus accrued interest is to be paid in equal annual installments through 2009. On October 25, 2004, the plea agreement was accepted by the U.S. District Court for the Northern District of California. Therefore, the matter has been fully resolved between us and the DOJ, subject to our obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The wrongdoing charged by the DOJ was limited to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. We have entered into settlement agreements with five of these

OEM customers and are considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from us.
      Civil antitrust claims. Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against us, our U.S. subsidiary and other DRAM suppliers.
      Sixteen cases were filed between June 2002 and September 2002 in the following U.S. federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from various DRAM suppliers in the United States of America during a specified time period commencing on or after October 1, 2001 (“Direct U.S. Purchaser Class”). The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation held a hearing and subsequently ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated or consolidated pretrial proceedings as part of a Multi-District Litigation (“MDL”). In June 2005, with the permission of the U.S. District Court for the Northern District of California, the plaintiffs filed a second amended complaint alleging that the unlawful conduct commenced on approximately April 1, 1999 and continued through at least June 30, 2002. The Company has reached a settlement agreement with the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court for the Northern District of California) and has secured individual settlements with seven direct customers in addition to those OEMs identified by the DOJ.
      Sixty-three additional cases were filed between August 2, 2002 and September 16, 2005 in numerous federal and state courts throughout the United States of America. Each of these state and federal cases (except a case filed in the U.S. District Court for the Eastern District of Pennsylvania) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States of America during specified time periods commencing in or after 1999 (“Indirect U.S. Purchaser Class”). The Eastern District of Pennsylvania case purports to be on behalf of a class of foreign individuals and entities who directly purchased DRAM outside of the United States of America between April 1999 and June 2000 (“Direct Foreign Purchaser Class”). The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in unspecified amounts, restitution, costs, attorneys’ fees and an injunction against the allegedly unlawful conduct. In response to a petition filed by one of the plaintiffs, a judge appointed by the Judicial Council of California subsequently ordered that the then-pending California state cases be coordinated for pretrial purposes and recommended that they be transferred to San Francisco County Superior Court for coordinated or consolidated pretrial proceedings. Subsequently 12 of the state court cases and the U.S. District Court for the Eastern District of Pennsylvania case were ordered transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated and consolidated pretrial proceedings as part of the MDL described above. After this transfer, the plaintiffs dismissed two of the transferred state court cases. Two additional transferred state court cases were subsequently remanded back to their relevant state courts. We are defending against these actions vigorously.
      European Commission Investigation. In April 2003, we received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. We reassessed the matter after our plea agreement with the DOJ and made an accrual during the 2004 financial year for a probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although we cannot more accurately estimate the amount of such actual fine. We are fully cooperating with the Commission in its investigation.
      Canadian Competition Bureau Investigation. In May 2004, the Canadian Competition Bureau advised our U.S. subsidiary that it and its affiliated companies are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act in the DRAM industry. No compulsory process (such as subpoenas) has been commenced. We are cooperating with the Competition Bureau in its inquiry.
      Canadian Class Action Proceeding. In October 2004, a proposed class proceeding was commenced in the Canadian province of Quebec on behalf of indirect purchasers, who purchased products in Quebec from certain OEM customers which contained DRAM during the period from July 1999 to June 2002, seeking damages in unspecified amounts, investigation costs, interest and legal costs in respect of activities which are the subject of our September 15, 2004 plea agreement with the DOJ. In the period from December 2004 to February 2005, three other proposed class proceedings were commenced in the provinces of Ontario, Quebec and British Columbia on behalf of all direct and indirect purchasers resident, respectively, in Canada (in the case commenced in the province of Ontario), Quebec and British Columbia, who purchased DRAM or products which contained DRAM during the period from July 1999 to June 2002, seeking damages, punitive damages, investigation and administration costs, in unspecified amounts, interest and legal costs.
      Securities Class Actions. Between September 30, 2004 and November 4, 2004 a total of seven securities class action complaints were filed against us in the U.S. District Courts for the Northern District of California and the Southern District of New York. The plaintiffs voluntarily dismissed the New York cases, and on June 30, 2005 filed a Consolidated Amended Complaint in California, effectively combining all the lawsuits. The Consolidated Amended Complaint alleges violations of the U.S. federal securities laws and seeks damages on behalf of a purported class of purchasers of Infineon Technologies AG publicly traded securities during the period from March 13, 2000 to July 19, 2004. We are vigorously defending against allegations of U.S. securities laws violations.
      Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of September 30, 2005, we had accrued liabilities in the amount of €144 million related to the antitrust investigations and related antitrust and securities claims described above. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse impact on our results of operations, financial position and cash flows.
      An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in significant financial liability to, and other adverse effects upon us, which would have a material adverse effect on our business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the claims described above, we could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on our results of operations, financial position and cash flows.
      ProMOS. On May 7, 2003, ProMOS filed arbitration proceedings against us seeking payment of approximately $36 million for DRAM products sold to us, damages in the amount of approximately $338 million for non-delivery of our technology and an affirmative judgment that ProMOS be allowed to continue to use the technology already transferred by us. We filed counterclaims seeking a judgment that ProMOS be required to cease using our technology and pay damages of approximately $568 million, after deduction of $36 million for DRAM products sold to us.
      On November 10, 2004, we and ProMOS reached an agreement regarding ProMOS’ license of our DRAM technology transferred to ProMOS. The S17 to S12 license agreement of 2000 was amended and remains in effect. ProMOS has been, and continues to be, licensed to produce and sell products using the technology transferred by us, and to develop its own processes and products. As full consideration for the ongoing license for use of our technology, ProMOS agreed to pay us $156 million in four installments over a period through April 30, 2006, against which our accrued payable for DRAM products purchased from ProMOS of $36 million was offset. All claims (including litigation, arbitration or other complaints) raised by both sides have been withdrawn. Infineon recognized the relevant license income in the first quarter of the 2005 financial year.
      MOSAID. In late 2002, MOSAID Technologies Inc. (“MOSAID”) alleged that we were violating 11 DRAM-related U.S. patents of MOSAID. In December 2002, we filed an action in the U.S. District Court for the Northern District of California seeking a declaratory judgment that we were not violating such patents. On February 7, 2003, MOSAID filed a counter-suit opposing our motion for declaratory judgment and seeking damages for the alleged patent infringement. On November 3, 2003, MOSAID announced that it had filed an amended counterclaim to add two new patents to its previous claims. This matter has since been consolidated under the federal multidistrict litigation rules with another lawsuit filed by MOSAID against Samsung Electronics Co. Ltd. (“Samsung”) in the U.S. District Court for the District of New Jersey. On April 1, 2005, this District Court issued a summary judgement order finding that our products did not infringe most of MOSAID’s asserted claims, leaving the infringement of only two claims in one patent still to be determined. A trial date for these claims has not yet been scheduled. On April 6, 2005, MOSAID filed an additional lawsuit in the U.S. District Court for the Eastern District of Texas, alleging that our DRAM products infringe one or more claims of three MOSAID patents. A trial on this issue has been scheduled for October 2006. We intend to vigorously defend against MOSAID’s claims. An adverse final resolution could result in significant financial liabilities to, and other adverse effects upon us, which would have a material adverse effect on our results of operations, financial position and cash flows.
      Tessera. On March 5, 2005, Tessera Technologies, Inc. (“Tessera”) filed a lawsuit in the U.S. District Court for the Eastern District of Texas, alleging that our products containing ball grid array packages infringe five Tessera patents. On April 13, 2005, Tessera amended its complaint to allege that we and Micron violated U.S. antitrust law, Texas unfair competition law, and Texas business tort law by conspiring to harm the sale of Rambus’ RDRAM chips, thereby injuring Tessera’s ability to sell chip packaging for RDRAM chips. A trial has been scheduled for August 2006. We intend to vigorously defend against Tessera’s claims.
      Other. We are subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to our businesses. We have accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to our management, we do not believe that the ultimate resolution of such other pending matters will have a material adverse effect on our financial position, although the final resolution of such matters could have a material adverse effect on our results of operations or cash flows in the year of settlement.
Environmental Protection and Sustainable Management
        Our global Environmental Management System is designed to minimize or eliminate the possible negative impact of our manufacturing processes on the environment, our employees and third parties. Most of our production sites worldwide are already included in our multi-site certification under EN ISO 14001. We are currently in the process of moving the occupational safety systems that have been developed over the years at our various sites into a harmonized management system that complies with the Occupational Health and Safety Assessment Series (OHSAS) 18001. We expect that most of our production sites will be certified according to OHSAS 18001 by the end of the 2005 calendar year within a multi-site certification.
      In 2005, we instituted IMPRES — the Infineon Integrated Management Program for Environment, Safety and Health. IMPRES is a dynamic framework integrating our safety, health, and environmental protection processes, strategy, and objectives, using high standards and at a global scale. IMPRES fulfills the requirements of OHSAS 18001 and EN ISO 14001, while enabling synergies throughout the company.

      Hazardous substances or materials are to a certain extent necessary in the production of semiconductors. However, most of our processes are carried out in closed loops and systems that eliminate the impact of hazardous substances or materials on our employees’ health and the environment. We regularly test and monitor employees whose work may expose them to hazardous substances or materials, in order to detect any potential health risks and to take appropriate remedial measures by an early diagnosis. As part of our Environmental Management System, we train our employees in the proper handling of hazardous substances.
      Where we are not able to eliminate adverse environmental impact entirely, we aim to minimize the impact. For example, we need to utilize PFCs (perflurocarbons) as etching agents in the production of semiconductors. As early as 1992, we started to install exhaust air filter systems to reduce PFC emissions. We are signatories to the Memorandum of Agreement, a voluntary commitment by the European Semiconductor Industry, and also to the Memorandum of Understanding (in the United States of America) both of which have the goal of reducing overall PFC emissions by 2010 by approximately 10 percent from the emission level of 1995, calculated in CO2 equivalents. We have signed a similar commitment for Germany, with a normalized target of 8 percent emission reduction on basis of CO2 equivalents.
      Some of our facilities are within the scope of European Commission Directive 2003/87/EC and the related national implementing legislation. Based on these requirements, emissions allowances have been allocated and emissions trading has been introduced. Currently we do not expect to purchase any emissions allowances. Nevertheless financial resources or additional compliance expenditures could be required in the future due to changes in law or our manufacturing processes.
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
      National legislation enacted pursuant to European Commission Directive 2002/96/EC creates significant new obligations regarding the collection, recovery and disposal of waste electrical and electronic equipment. This directive obligates manufacturers to finance the collection, recovery and disposal of such products at the end of their life cycle. Our products could constitute electrical and electronic equipment under the terms of this directive. The end-of-life obligations may affect us as suppliers to electrical and electronic equipment producers and as producers of electronic equipment. Because not all national implementing legislation is in place and because a number of statutory definitions remain unclear, the consequences for our company cannot currently be determined in detail. As a result, we are not able at this time to estimate the amount of additional costs that we may incur in connection with this legislation.
      Another relevant European Commission Directive, 2002/95/EC, restricts the use of lead and other hazardous substances in electrical and electronic equipment beginning July 1, 2006. In response to market requirements, we started conversion in 2004. Most of our package families are already compliant with this directive. We believe that our environmental management system meets the requirements of major customers in terms of the necessary compliance procedures.
      A new European Union regulatory framework for chemicals, called REACH, dealing with the registration, evaluation and authorization of chemicals, was approved by the European parliament in November 2005. This proposal will have a considerable impact not only on producers and importers of chemical substances, but also on downstream users like the semiconductor industry. The availability of chemical substances could be significantly reduced in the European Union, which could have a negative impact on our production as well as research and development activities. We expect to incur significant future costs in connection with this proposal if it is adopted, but we are not currently able to estimate these expenditures.
      Because the damage and loss caused by a fire at a semiconductor facility can be severe, we have constructed and operate our facilities in ways that minimize the specific risks and that enable a quick response if a fire should occur. We expect to continue to invest in fire prevention and response at our facilities.
      In connection with our formation, Siemens retained certain facilities located in the U.S. and certain related environmental liabilities. Businesses contributed to us by Siemens historically conducted operations at certain of these facilities and, under applicable law, could be required to contribute to the environmental remediation of these facilities despite their retention by Siemens. Siemens has provided guarantees to certain third parties and governmental agencies, and all involved parties have recognized Siemens as the responsible party for all applicable sites. No assessments have been made of the extent of environmental remediation, if any, that could be required, and no claims have been made against us in this regard. We believe our potential exposure, if any, to liability for remediating the U.S. facilities retained by Siemens therefore to be low.
      Because some of our facilities are located close to or even shared with those of other companies, including members of the Siemens group, we may need to respond to claims and certain liabilities relating to environmental issues, such as contamination, not entirely originating from our own operations. We are not aware of any pending or potential liabilities in this regard.
Real Estate
        We own approximately 2.1 million square meters of land (including approximately 1.0 million square meters of building space) at our facilities in Bangalore (India), Batam (Indonesia), Cegled (Hungary), Dresden (Germany), Horten (Norway), Malacca (Malaysia), Munich (Germany), Porto (Portugal), Regensburg (Germany), Richmond (Virginia, USA), Singapore (Singapore), Suzhou (PR China), Villach (Austria), Warstein (Germany), Wuxi (PR China), and Xi’an (PR China).
      In addition, we have long-term rental and lease arrangements covering approximately 540,000 square meters of office space in various locations in Asia/Pacific, Europe and North America. We believe that these properties are rented or leased on ordinary market terms and conditions.
      We entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo south of Munich, Germany. The office complex, called Campeon, will enable us to centralize most of our Munich-area employees, who are currently situated in various locations throughout Munich, in one central physical working environment. MoTo was responsible for the construction, which was completed in the second half of 2005. We have no obligations with respect to financing MoTo, and have provided no guarantees related to the construction. We occupied Campeon under an operating lease arrangement in October 2005 and have begun the gradual move of our employees to this new location.

MANAGEMENT
Supervisory Board Members
        The current members of our Supervisory Board, their ages, the year in which their current term expires and their principal occupations and other positions as of September 30, 2005 are as follows:

				Compensation as
				Supervisory Board
				Member for the
		Term		2005 financial
Name	Age	expires	Principal occupations and other positions(1)	year

Max Dietrich Kley Chairman	65	2010	Member of the Supervisory Board of BASF AG	€58,000
			Additional external positions
			Chairman of the Supervisory Board of SGL Carbon AG, Wiesbaden
			Member of the Supervisory Boards of Schott AG, Mainz Heidelberg Cement, Heidelberg Bayerische Hypo- und Vereinsbank AG, Munich

Klaus Luschtinetz* Deputy Chairman (since January 20, 2004)	62	2009	Chairman of the Infineon central works council Deputy Chairman of the Infineon works council, Munich Balan-/ St.-Martin-Strasse	€43,500

			Comparable external positions
			Member of the board of administration of Siemens Employees Health Insurance, Munich (until June 2005)

Alfred Eibl* Deputy Chairman (until January 20, 2004)	56	2009	Member of the Infineon works council, Munich Balan-/ St.-Martin-Strasse	€37,458

Dr. Joachim Faber	55	2010	Member of the Management Board of Allianz AG	€35,041

			Company positions
			Chairman of the Supervisory Board of Allianz Dresdner Global Investor Deutschland GmbH

			Additional external Positions
			Chairman of the Supervisory Board of DEGI Deutsche Gesellschaft für Immobilienfonds mbH DIT Deutscher Investment Trust Gesellschaft für Wertpapieranlagen mbH
			Member of the Supervisory Board of Bayerische Börse, Munich

			Comparable external positions
			Member of the Supervisory Board of AGF Asset Management S.A. Paris, France ART Allianz Risk Transfer, Zurich, Switzerland

				Compensation as
				Supervisory Board
				Member for the
		Term		2005 financial
Name	Age	expires	Principal occupations and other positions(1)	year

Johannes Feldmayer	49	2010	Member of the Central Management Board of Siemens AG	€19,333

			Company positions
			Member of the board of administration of Siemens A.E., Athens, Greece
			Chairman of the Supervisory Board of Siemens Rt., Budapest, Hungary
			Chairman of shareholders’ representatives of Siemens sro, Prague, Czech Republic
			Deputy Chairman of the boards of administration of Siemens S.A., Madrid, Spain Siemens S.p.A., Milan, Italy Siemens Schweiz AG, Zurich, Switzerland
			Member of the boards of administration of Siemens France S.A., Saint-Denis, France Siemens A.S., Istanbul, Turkey Siemens A.S, Copenhagen, Denmark
			Member of the Supervisory Boards of Siemens Holdings plc, Bracknell, Great Britain Siemens AB, Stockholm, Sweden Siemens AG, Vienna, Austria

			Additional external positions
			Member of the Supervisory Board of Exxon Mobil Central Europe Holding GmbH, Hamburg

Jacob Hauser*	53	2009	Member of the Infineon central works council	€37,458
			Chairman of the Infineon works council, Munich/Perlach

Dr. Stefan Jentzsch	44	2010	Member of the Management Board of Bayerische Hypo- und Vereinsbank AG	€29,000

			Additional external positions
			Member of the Supervisory Boards of Deutsche Börse AG, Frankfurt Premiere AG, Munich (since March 9, 2005) DAB Bank AG, Munich (until March 8, 2005)

			Company positions
			Member of the Supervisory Board of HVB Systems AG, Munich
			Chairman of the board of administration of HVB Wealth Management Holding GmbH, Munich
			Deputy chairman of the Supervisory Boards of Vereins und Westbank AG, Hamburg HVB Info AG, Munich (until May 31, 2005)

				Compensation as
				Supervisory Board
				Member for the
		Term		2005 financial
Name	Age	expires	Principal occupations and other positions(1)	year

			Comparable external positions
			Member of the Supervisory Board of Bank Austria Creditanstalt AG, Vienna, Austria
			Chairman of the Supervisory Boards of HVB Alternative Financial Products AG, Vienna, Austria HVB Alternative Investment AG, Vienna, Austria

Prof. Dr. Renate Köcher	53	2010	Director Institut für Demoskopie Allensbach	€19,333
			Member of the Supervisory Boards of Allianz AG, Munich BASF AG, Ludwigshaven MAN AG, Munich

Michael Ruth*	45	2009	Infineon Technologies Senior Vice President Strategy Planning and Controlling — Advanced Logic	€29,000
			Representative of senior management

			Comparable company positions
			Member of the board of administration of ALTIS Semiconductor S.N.C., Essonnes, France

Dieter Scheitor*	54	2009	Head of the Electrical and Electronics Group of IG Metall, Frankfurt	€29,000

Gerd Schmidt*	51	2009	Deputy Chairman of the Infineon central works council	€29,000
			Chairman of the Infineon works council, Regensburg West

Prof. Dr. rer. nat. Doris Schmitt-Landsiedel	52	2010	Professor at the Munich Technical University	€22,958

Kerstin Schulzendorf*	43	2009	Deputy Chairman of the Infineon works council, Dresden	€29,000

Alexander Trüby*	35	2009	Member of the Infineon works council, Dresden	€37,458

Prof. Dr. rer. nat. Martin Winterkorn	58	2010	Chairman of the Management Board of Audi AG	€39,875
			Member of the Management Board of Volkswagen AG

			Additional external positions
			Member of the Supervisory Boards of Salzgitter AG, Salzgitter FC Bayern München AG, Munich TÜV Süddeutsche Holding AG, Munich

				Compensation as
				Supervisory Board
				Member for the
		Term		2005 financial
Name	Age	expires	Principal occupations and other positions(1)	year

			Comparable external positions
			Member of the administrative boards of SEAT S.A., Barcelona, Spain Automobili Lamborghini Holding SpA, Sant’ Agata Bolognese, Bologna, Italy

Prof. Dr.-Ing. Dr.-Ing E. h. Klaus Wucherer	61	2010	Member of the Management Board of Siemens AG	€37,458
			Additional external positions
			Member of the Supervisory Board of Deutsche Messe AG, Hanover

			Company positions
			Member of the Supervisory Board of BSH Bosch and Siemens Hausgeräte GmbH, Munich

			Comparable company positions
			Chairman of the boards of administration of Siemens Ltd., Beijing, China Siemens K.K., Tokyo, Japan Siemens S.A., Lisbon, Portugal Siemens Ltd., Mumbai, India

*	Employee representative.

(1)	Lists the principal occupation of the Supervisory Board member. “Additional external positions” refers to board positions of entities outside of the group of companies where the member has his principal occupation. “Comparable external positions” refers to board positions that are similar but not identical to the additional external positions. “Company positions” refers to board positions of companies within the group of companies where the member has his principal occupation. “Comparable company positions” refers to board positions that are similar but not identical to the company positions.
The Supervisory Board maintains the following committees:

•	Mediation Committee

Max Dietrich Kley (since September 1, 2004) Klaus Luschtinetz (since January 20, 2004) Alexander Trüby (since January 20, 2004) Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer (until April 29, 2005)

•	Executive Committee

Max Dietrich Kley (since September 1, 2004) Klaus Luschtinetz (since January 20, 2004) Prof. Dr. Martin Winterkorn (since August 1, 2005)

•	Investment, Finance and Audit Committee

Max Dietrich Kley (since September 1, 2004)
Dr. Joachim Faber (since April 29, 2005)
Klaus Luschtinetz (since January 20, 2004)
Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer (from October 1, 2004 until January 25, 2005)

•	Strategy and Technology Committee (in existence until April 30, 2005)

Alfred Eibl
Jakob Hauser
Alexander Trüby
Prof. Dr. rer. nat. Schmitt-Landsiedel (since January 25, 2005)
Prof. Dr. rer. nat. Martin Winterkorn
Univ.-Prof. Dr.-Ing. Ingolf Ruge (from October 1, 2004 until January 31, 2005)
Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer (from October 1, 2004 until April 20, 2005)
      During the 2005 financial year Günther Fritsch, Dr. h.c. Martin Kohlhaussen and Univ.-Prof. Dr.-Ing. Ingolf Ruge left our Supervisory Board at the end of their terms of office.

Management Board Members
        Effective December 1, 2004, Mr. Kin Wah Loh joined the company’s Management Board with a five year term.
      On July 16, 2005 Dr. Andreas von Zitzewitz, resigned from the Management Board with immediate effect. The Supervisory Board accepted the resignation of Dr. Andreas von Zitzewitz on July 28, 2005.
      On July 28, 2005, the Supervisory Board approved a reorganization of the responsibilities within the Management Board and the appointment of Prof. Dr. Hermann Eul. Mr. Kin Wah Loh, member of the Management Board and until then responsible for the Communication segment, assumed responsibility for the Memory Products segment. Professor Eul, until then Group Vice President and General Manager of the Communication segment, was appointed Deputy Executive Vice President of our Management Board and in this capacity he took over the responsibilities of Mr. Kin Wah Loh.
      The current members of our Management Board, their ages, the year in which their term expires and their positions as of September 30, 2005 are as follows:

		Term
Name	Age	expires	Position and Outside Directorships

Dr. Wolfgang Ziebart	55	2009	Chairman, President and Chief Executive Officer
Peter Bauer	45	2008	Executive Vice President Member of the Supervisory Board of Siemens VDO Automotive AG, Munich
Prof. Dr. Hermann Eul	46	2008	Deputy Executive Vice President Member of the Supervisory Board of 7Layers AG, Ratingen
Peter J. Fischl	59	2008	Executive Vice President and Chief Financial Officer
Kin Wah Loh	50	2009	Executive Vice President Director Accton Technologies Corp., Hsinchu, Taiwan, Republic of China
      Dr. Wolfgang Ziebart has been our Chairman, President and Chief Executive Officer since September 2004. Before that, he was deputy chairman of the Management Board of Continental AG, an automotive supplier, and head of its Automotive Systems Division, focusing on automotive electronics and electronic brake systems. Previously, until 1999, he was a member of the Management Board of automobile manufacturer BMW, where he started his professional career in 1977 and held a number of different positions, including responsibility for the development of electronics. Dr. Ziebart holds a degree in engineering and received his Ph.D. in engineering from the Munich Technical University.
      Peter Bauer has been our Executive Vice President and Chief Sales and Marketing Officer since the inception of our company in April 1999. Since January 2005 he has served as the Head of the Automotive, Industrial and Multimarket Business Group and of Central Sales Functions. He was President and Chief Executive Officer of Siemens Microelectronics, Inc. from 1998 to April 1999. From 1997 to 1999, Mr. Bauer was also President, Sales and Solution Centers for Siemens Semiconductor Group. Prior to that, he held other executive positions at Siemens Semiconductor Group. He is a member of the Supervisory Board of Siemens VDO Automotive AG. Mr. Bauer began his career with Siemens Semiconductor Group in 1986 as a development engineer. Mr. Bauer received a diploma in electrical engineering from the Munich Technical University.
      Prof. Dr. Hermann Eul was appointed Deputy Executive Vice President of our Management Board on July 28, 2005. Until 1999 he was General Manager of the Digital TeleCom and Data Com ICs operations at Siemens. When Infineon was formed, he took over the Wireless Baseband and Systems Business Group as Vice President and General Manager. From 2001 to 2002 he was responsible for Security & Chip Card ICs operations as Chief Executive Officer. In 2003 he was appointed as full Professor and Head of Faculty Chair for RF-Technology and Radio-Systems at the Hanover University.

In 2004 he returned to Infineon where he first co-managed the Wireline Communications segment as Senior Vice President and then, following a reorganization, became the Vice President and General Manager of the Communication segment. Professor Eul studied electrical engineering and has a doctorate in engineering.
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
      Kin Wah Loh has served on our Management Board since December 2004, serving from January to July 2005 as the Head of our Communication segment, and since July 28, 2005, as the Executive Vice President of our Memory Products segment. From 1999 until 2004 he served as President and Managing Director of Infineon Technologies Asia Pacific, Singapore. Previously, Mr. Loh served in a variety of capacities at Siemens. He holds an honors degree in chemical engineering and certified diploma in business administration from the University of Malaya, Kuala Lumpur.
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
Supervisory Board
      Our Supervisory Board consists of 16 members. The shareholders, by a majority of the votes cast in a general meeting, elect eight members and the employees elect the remaining eight members. Among the eight employee representatives are one Supervisory Board member from the ranks of the executive employees (Leitende Angestellte), five from the ranks of the employees (excluding executive employees) and two representatives of the trade unions represented in the Infineon group in Germany. All current shareholder representatives on the Supervisory Board were elected at the general shareholders’ meeting held on January 25, 2005 and the term of all shareholder representatives ends with the annual general meeting for the 2010 financial year. Shareholders vote upon new representatives who will, if not elected for a shorter term, serve a regular term of five years on the Supervisory Board. The employees elected new employee members of the Supervisory Board in 2004, who took office on January 20, 2004 and who we expect will serve a regular five-year term.
      The shareholders, by a majority of the votes cast in a general meeting, may remove any member of the Supervisory Board they have elected in a general meeting. The employee representatives may be removed by those employees that elected them by a vote of three-quarters of the votes cast. The Supervisory Board elects a chairman and two deputy chairmen from among its members. If no candidate is elected by a vote of two-thirds of the members of the Supervisory Board, the shareholder representatives elect the chairman and the employee representatives elect a deputy chairman. The Supervisory Board normally acts by simple majority vote, with the chairman having a deciding vote in the event of a deadlock in a second vote on the same matter.
      The Supervisory Board meets at least once a quarter. Its main functions are:

•	to monitor our management;

•	to appoint our Management Board;

•	to approve matters in areas that the Supervisory Board has made generally subject to its approval; and

•	to approve matters that the Supervisory Board decides on a case by case basis to make subject to its approval.
      Our Supervisory Board has established an Investment, Finance and Audit Committee, comprising the chairman of the Supervisory Board, who serves as chairman of the committee, and two other members of the Supervisory Board, one of whom is elected from the shareholder representatives and the other from the employee representatives on the Supervisory Board. The Investment, Finance and Audit Committee carries out the functions normally carried out by the audit committee of a U.S. company including, among other duties:

•	preparing the decisions of the Supervisory Board regarding approval of our company’s annual financial statements, including review of the financial statements, our annual reports, the proposed application of earnings and the reports of our auditors;

•	reviewing the interim financial statements of our company that are made public or otherwise filed with any securities regulatory authority;

•	issuing to our auditors terms of reference for their audit of our annual financial statements;

•	approving decisions of our Management Board or a committee thereof regarding increases of our company’s capital through the issuance of new shares out of authorized or conditional capital, to the extent they are not issued to employees or used for the disapplication of pre-emptive rights as part of a share option plan; and

•	approving decisions of our Management Board in relation to any investment or disposition that exceeds five percent of our total investment budget or in relation to the taking of any financial risk vis-à-vis third parties in an amount exceeding five percent of our share capital plus capital reserves.
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
      Neither we nor any of our subsidiaries have entered into special service contracts with the members of the Supervisory Board that provide for benefits during or upon termination of their board membership other than as described under “Compensation”.
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
      Our Management Board has adopted rules of procedure. Our Supervisory Board approved these rules and resolved that the following decisions of the Management Board require the consent of the Supervisory Board:

•	Decisions relating to financial and investment planning, including both budgets and the establishment of limits for financial indebtedness;

•	Decisions relating to any investment or disposition that exceeds five percent of our total investment budget; and

•	Decisions relating to the taking of any financial risk vis-à-vis third parties in an amount exceeding five percent of our share capital plus capital reserves.

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
Significant Differences between our Corporate Governance Practices and those of U.S. Companies Listed on the New York Stock Exchange
      A brief, general summary of the significant differences between our corporate governance practices under German law and the practices applicable to U.S. companies listed on the New York Stock Exchange is available in the corporate governance section of our website, www.infineon.com, and directly at www.infineon.com/significant-differences.
Compensation
        Under our articles of association, the annual compensation for each member of the Supervisory Board is €25,000. The chairman of the Supervisory Board receives 200 percent of this amount and each of the deputy chairmen and each member of certain committees receive 150 percent of this amount. The aggregate compensation of the members of our Supervisory Board for the 2005 financial year was €0.6 million (consisting of fixed components of €0.6 million, variable components of €0 and other consideration of €0). The individual compensation of each member of the Supervisory Board is provided in the table of Supervisory Board members, above. In addition, all members of the Supervisory Board receive 1,500 share appreciation rights (Wertsteigerungsrechte) per year, which are granted and may be exercised for cash under the same conditions as options granted under the then current long-term incentive plan.
      During the 2005 financial year, we made the standard annual grant of 1,500 share appreciation rights to each member of our Supervisory Board, as described above, but did not grant any stock options to the members of our Supervisory Board.

      The total remuneration of the Management Board for the year ended September 30, 2005 consisted of fixed salary of €5.2 million and other compensation of €0.2 million. During the year ended September 30, 2005, the company established a provision for variable bonus of the Management Board of €0.5 million, which is linked to the realization of the “return on capital employed”, which is defined as earnings before interest, taxes, other operating expense (income) and other non-operating expense (income), divided by capital employed. Additionally the Management Board members received 475,000 stock options granted at an exercise price of €9.18. The stock options were granted to the Management Board in connection with the Long-Term-Incentive-Plan 2001, which is also the basis for the share appreciation rights. The fair value of each stock option and stock appreciation right at their grant date, if measured under the same conditions as stock options, was €4.07.
      The individual compensation of our Chairman Dr. Ziebart consisted of fixed components of €1.6 million, variable components of €0.1 million and other compensation of €0.03. Furthermore, Dr. Ziebart received 190,000 stock options granted at an exercise price of €9.18.
      Former members of the Management Board received remuneration of €4.7 million during the 2005 financial year. This amount had been accrued as of September 30, 2004. As of September 30, 2005, accrued pension liabilities for former members of the Management Board amounted to €10.4 million. A severance agreement with Dr. Schumacher was concluded which provided for the payment of €5.25 million to settle all possible claims Dr. Schumacher may have had under his employment contract. Half of this amount was paid in the 2005 financial year. No definitive agreement has been reached with Dr. Andreas von Zitzewitz, who left the Management Board of the company in July 2005, with respect to his possible claims under his employment contract. Although we believe that no further payments (with the possible exception of pension payments) are warranted, any such agreement could involve further payments to Dr. von Zitzewitz.
      The total compensation of the members of our Management Board consists of the annual target income in cash, stock options and other benefits.
      Of the annual target compensation:

•	One part is fixed and paid out partly in 12 monthly installments and partly after the end of the financial year, all after statutory deductions; and

•	Another part is an annual bonus which is variable and subject to performance. In the 2005 financial year, this bonus was linked to the realization of the “return on capital employed”, which is defined as earnings before interest, taxes, other operating expense (income) and other non-operating expense (income), divided by capital employed. The bonus is therefore linked to performance. The bonus is paid out within five months after the financial year end.
      Stock options on Infineon Technologies AG shares serve as a variable compensation component with a long-term incentive as well as risk character.
      Other benefits comprise pension awards, continued remuneration sickness payment and a company car including driver.
      We have entered into service contracts with each of the members of the Management Board. Pursuant to these contracts, board members are entitled to receive certain transitional payments upon termination of their board membership. These payments generally consist of an amount equal to the respective board member’s twelve most recent monthly salary payments plus a lump sum equal to the average bonus, if any, received by the member in each of the last three financial years. If a board member dies subsequent to the termination of membership, the then-outstanding benefits will be paid to such member’s heirs. No transitional payments are payable with respect to board members whose membership is terminated for cause or who resign before the age of 60. In addition, board members who are unable to continue to fulfill their duties, including where the Supervisory Board fails to renew their board membership, or who retire after the age of 60 are entitled to certain pension benefits. The amount of the chairman’s monthly pension is equal to 70 percent of his most recent monthly salary. The amounts of the other members’ pensions are agreed on an individual basis. A board member’s pension may be reduced in certain circumstances, including if the member receives income from certain other occupations or if our economic situation changes so substantially that we cannot reasonably be expected to continue to grant the benefits. Upon a board member’s death, benefits may be payable to the deceased’s spouse or orphaned children.
Long-Term Incentive Plans
      1999 Share Option Plan. Under our 1999 Share Option Plan we granted non-transferable share options to members of our Management Board, directors of subsidiaries and affiliates, managers and key employees.
      As of September 30, 2005, options to purchase an aggregate of 8.4 million shares were outstanding under the 1999 plan, of which options to purchase 0.5 million shares were held by members of our Management Board. The 1999 plan was discontinued and, accordingly, we no longer grant options under that plan.
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
      2001 International Long-Term Incentive Plan. In April 2001, we adopted the Infineon Technologies AG 2001 International Long-Term Incentive Plan, which we refer to as the 2001 plan. Under the 2001 plan, we have the authority over a five-year period to grant non-transferable share options to members of our Management Board, to the members of the top management of our subsidiaries, and to other senior level executives and employees with exceptional performance. We may grant options covering up to 2.5 million shares to members of our Management Board, 6.3 million shares to members of the top management of our German and foreign subsidiaries, and 42.7 million shares to senior level executives and employees with exceptional performance below Management Board level of Infineon Technologies AG and below top management level of domestic and foreign subsidiaries. We may not grant options under the 2001 plan covering more than 51.5 million shares in our company in the aggregate. As of September 30, 2005, options to purchase an aggregate of 32.5 million shares were outstanding under the 2001 plan, of which options to purchase 1.1 million shares were held by members of our Management Board.
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
Employee Share Purchase Program
      We have an employee share purchase program pursuant to which our employees may purchase our shares at a discount during designated offering periods. We reserved a total of 3 million shares for issuance under the program, and have issued 355,460 of these shares to date. We have not made an offering under this program since our 2002 financial year. We do not anticipate making an offering during the 2006 financial year.

PRINCIPAL SHAREHOLDERS
        The following table shows the beneficial ownership, as of September 30, 2005, of our company’s share capital by (1) the principal shareholders (each person or entity who owns beneficially 5 percent or more of our shares) and (2) the members of our Management Board and Supervisory Board, each as a group. We are not directly or indirectly owned or controlled by any foreign government.

	Shares owned

	Number	Percent

Siemens AG	136,292,363	18.2
Capital Group International, Inc.(1)	74,774,410	10.0
Members of the Management Board as a group	*	*
Members of the Supervisory Board as a group	*	*

(1)	According to Amendment No. 5 to a Schedule 13G filed by Capital Group International, Inc. with the SEC, dated as of May 20, 2005, Capital Group International, Inc. disclaims beneficial ownership of such shares. The business address of Capital Group International, Inc. is 11100 Santa Monica Blvd., Los Angeles, California, 90025, USA.

*	Represents less than one percent of our outstanding share capital.
      In August 2000, Siemens Nederland N.V. issued 25,000 bonds with a nominal value of €100,000 each, each of which was exchangeable at the option of the holders thereof into 1,000 of our company’s shares at an exchange price of €100 per share. Siemens repurchased 19,045 of these bonds during our 2004 financial year and in August 2005 redeemed the remaining 5,955 bonds outstanding at 105.2 percent of the face value thereof.
      In November 2004, a trust agreement between Wachovia Trust Company and Siemens AG terminated according to its terms and 136,292,363 of our shares held by Wachovia pursuant to the trust agreement were transferred to Siemens AG. As of September 30, 2005, we understand that Siemens AG had sole voting and dispositive power over those shares. The business address of Siemens AG is Wittelsbacherplatz 2, D-80333 Munich, Germany.
      To our knowledge, as of September 30, 2005, there were 25,173,217 of our American Depositary Shares outstanding (representing an equivalent number of our ordinary shares), which represented approximately 3.4 percent of our issued and outstanding share capital, and there were approximately 155 holders of record of our American Depositary Shares.

RELATED PARTY TRANSACTIONS AND RELATIONSHIPS
Formation
      In April 1999, Infineon was formed as a separate legal entity and a directly and indirectly wholly owned subsidiary of Siemens AG. In March 2000, as part of our initial public offering, Siemens’ affiliate, Siemens Nederland N.V., sold approximately 173 million of our shares. Since that time, Siemens and its affiliates have taken a number of steps to substantially reduce their ownership interest in our company, including further public and block sales of shares and the issuance of securities convertible into our shares. Siemens continues to control the disposition of approximately 18 percent of our shares. Siemens has stated on a number of occasions that it intends to continue to reduce its ownership stake in our company as and when business and market conditions permit.
      Siemens has received authorization from its shareholders to offer shares of our company in exchange for shares of Siemens as a means for Siemens to repurchase its own shares. Siemens has not provided any indication to date of the timing of any such exchange program, nor has it specified the total number of our company’s shares that it might make available to holders of Siemens shares in such an exchange program.
      We have granted to Siemens certain rights to have our company’s shares registered for resale under the Securities Act. We have agreed to indemnify Siemens against certain liabilities that might arise in connection with such a registration, including certain liabilities under the Securities Act.
      We are not aware of any further steps in the Siemens program to reduce its ownership of our company’s shares or when such steps may occur.
Services
      We historically relied on the Siemens group to provide us with a wide range of administrative, financial, information technology and other services. The Siemens group continues to provide some of these services on the basis of IT framework agreements and individual service agreements. The IT framework agreements specify the general framework conditions for the separation of IT/voice networks and resources, the joint running of a firewall system and the security requirements for access to purchased services. Each of these services (including travel management, export control, patent administration and library services) are then purchased on the basis of individual service agreements, with no access to Siemens’ internal data. We believe all services from the Siemens group companies are purchased at market prices and on arms length terms and conditions. The Siemens group also provides office equipment and leases real estate to us.
      During the 2005 financial year, purchased services from Siemens include information technology services of €72 million, facility rental of €40 million, and administrative services of €78 million. We also purchased raw materials, products and fixed and other assets aggregating €38 million during the 2005 financial year.
Sales
      The Siemens group is our largest customer. In the 2003, 2004 and 2005 financial years, 13 percent, 13 percent and 12 percent, respectively, of our net sales resulted from direct sales to the Siemens group. We believe that these transactions are on terms no less favorable to us than we could obtain from third parties.
      More details about our sales through Siemens’ sales organization can be found under “Operating and Financial Review — Results of Operations” and more details about our sales channels can be found under “Business — Customers, Sales and Marketing — Sales and Marketing”.

Patent Cross-Licensing Agreement
      We have entered into a patent cross licensing agreement with Siemens that grants Siemens the right to use our patents and grants us the right to use Siemens’ patents.
Acquisitions and Dispositions
      In February 2004, we completed the acquisition of assets and assumption of certain liabilities of the Protocol Software operations of Siemens, in exchange for €13 million and the employment of approximately 145 of Siemens’ mobile communication software engineers. In addition, we entered into a license agreement and amended our product supply agreement with Siemens.
      In May 2005, we completed the sale of assets of our electronic biochip activities to Siemens, in exchange for €1.3 million in cash.
      In November 2005, we agreed to transfer our fiber optics manufacturing facility in Trutnov, Czech Republic, to Siemens VDO for an aggregate purchase price of approximately €5 million. We expect this sale to be completed in the summer of 2006.

ARTICLES OF ASSOCIATION
        This section summarizes the material rights of holders of the shares of our company under German law and the material provisions of the Articles of Association of our company. This description is only a summary and does not describe everything that the Articles of Association contain. Copies of the Articles of Association are publicly available at our website, www.infineon.com, and from the Commercial Register in Munich, Germany. An English translation has been filed with the Securities and Exchange Commission in the United States.
Equity position and financial flexibility
      The issued share capital of our company consists of €1,495,138,718 divided into 747,569,359 individual shares in registered form with a notional value of €2.00 each. According to German law, our individual shares do not have a par value but they do have a notional value that can be determined by dividing the share capital amount by the number of shares. Since our formation, changes in our share capital have been as follows:

•	At our formation, our share capital consisted of €400,000,000, represented by 200,000,000 shares.

•	On January 26, 2000, we increased our share capital from €400,000,000 to €800,000,000 by issuing 200,000,000 shares for a €400,000,000 transfer of corporate funds to capital. The new shares were issued to Siemens and Siemens Nederland N.V. in proportion to their respective ownership interests in our company at that time.

•	On February 14, 2000, we increased our share capital from €800,000,000 to €1,200,000,000 by issuing 200,000,000 shares for a €400,000,000 transfer of corporate funds to capital. The new shares were issued to Siemens and Siemens Nederland N.V. in proportion to their respective ownership interests in our company at that time.

•	On March 8, 2000, we increased our share capital by €33,400,000 to €1,233,400,000 for cash contributions by issuing 16,700,000 shares with full dividend entitlement for the 2000 financial year. The shares were sold in our initial public offering.

•	On April 28, 2000, we increased our share capital by €15,184,860 by issuing to Intel Corporation 7,592,430 shares with full dividend entitlement for the 2000 financial year. After the execution of the capital increase, our share capital consisted of €1,248,584,860.

•	On June 28, 2000, we increased our share capital by €2,418,154 against a contribution in kind by issuing 1,209,077 shares with full dividend entitlement for the 2000 financial year to Savan Communications Ltd. After execution of the capital increase our share capital consisted of €1,251,003,014.

•	On March 16, 2001, we increased our share capital by €886,976 against a contribution in kind by issuing 443,488 shares with full dividend entitlement for the 2001 financial year in connection with our investment in Ramtron International Corporation. After execution of the capital increase our share capital consisted of €1,251,889,990.

•	On April 11, 2001, we increased our share capital by €1,413,428 against a contribution in kind by issuing 706,714 shares with full dividend entitlement for the 2001 financial year in connection with our acquisition of Ardent Technologies Incorporated. After the execution of the capital increase our company’s share capital consisted of €1,253,303,418.

•	In July 2001, we increased our share capital by €120,000,000 by issuing 60,000,000 shares (with full dividend entitlement for the 2001 financial year) in our secondary public offering. After the execution of the capital increase our company’s share capital consisted of €1,373,303,418.

•	On July 25, 2001, we increased our share capital by €12,746,870 against a contribution in kind by issuing 6,373,435 shares with full dividend entitlement for the 2001 financial year in connection with our acquisition of Catamaran Communications Incorporated. After the execution of the capital increase, our company’s share capital consisted of €1,386,050,288.

•	On November 29, 2001, we increased our share capital by €24,000 by issuing 12,000 shares with full dividend entitlement for the 2002 financial year to group employees in connection with our 2001 employee share purchase program. After the execution of the capital increase, our company’s share capital consisted of €1,386,074,288.

•	On July 24, 2002, we increased our share capital by €686,920 by issuing 343,460 shares with full dividend entitlement for the 2002 financial year to group employees in connection with our 2002 employee share purchase program. After the execution of the capital increase, our company’s share capital consisted of €1,386,761,208.

•	On August 30, 2002, we increased our share capital by €55,000,000 against a contribution in kind by issuing 27,500,000 shares with full dividend entitlement for the 2002 financial year in connection with our acquisition of Ericsson Microelectronics AB, Stockholm, Sweden. After the execution of the capital increase, our company’s share capital consisted of €1,441,761,208.

•	On March 23, 2004, we increased our share capital by €53,358,510 against a contribution in kind by issuing 26,679,255 shares with full dividend entitlement for the 2004 financial year in connection with the acquisition of the remaining interest in Infineon Technologies SC300 GmbH & Co. KG, Dresden. After the execution of the capital increase our company’s share capital consisted of €1,495,119,718.

•	During the 2005 financial year, our share capital increased by €19,000 as a result of the exercise of 9,500 employee stock options. After these exercises our company’s share capital consisted of €1,495,138,718.
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
      Our company also has conditional capital in an aggregate nominal amount of €350 million that may be used to issue up to 175 million new registered shares upon conversion of debt securities, which we may issue at any time prior to January 2007. Of these 175 million shares, 68.4 million have been reserved for issuance upon conversion of debt securities we issued in June 2003. All of these shares will have dividend rights from the beginning of the financial year in which they are issued.
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
      Shareholders who are registered in the share register may participate in and vote at the shareholders’ general meeting. A notice by a shareholder of his or her intention to attend a shareholders’ general meeting must be given to our company at least six days (or a shorter period, if so determined by management) before the meeting, not counting the day of notice and the day of the meeting. Following receipt of a notice of this type, our company will not enter a transfer of the related shares in the share register until after the conclusion of the shareholders’ general meeting. In certain cases, a shareholder can be prevented from exercising his or her voting rights. This would be the case, for instance, for resolutions on the waiver or assertion of a claim by our company against the shareholder.
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
      According to the Articles of Association of our company, a resolution that amends the Articles of Association must be passed by a majority of the votes cast and at least a majority of the nominal capital represented at the meeting of shareholders at which the resolution is considered. However, resolutions to amend the business purpose stated in the Articles of Association of our company also require a majority of at least three quarters of the share capital represented at the meeting. The 75 percent majority requirement also applies to the following matters:

•	the exclusion of preemptive rights in a capital increase;

•	capital decreases;

•	a creation of authorized capital or conditional capital;

•	a dissolution;

•	a merger or a consolidation with another stock corporation or another corporate transformation;

•	a transfer of all or virtually all of the assets of our company; and

•	the conclusion of any direct control, profit and loss pooling or similar inter-company agreements.
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
      Dividends approved at a shareholders’ general meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at the shareholders’ general meeting. Where shareholders hold physical certificates, we will pay dividends to those shareholders who present us, or the paying agent or agents that we may appoint from time to time, with the appropriate dividend coupon. If a shareholder holds shares that are entitled to dividends in a clearing system, the dividends will be paid according to that clearing system’s rules. We will publish notice of dividends paid and the paying agent or agents that we have appointed in the German Federal Gazette.
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
      Under German corporate law, shareholders also have certain obligations towards the company and towards each other. They owe a fiduciary duty to the company and to other shareholders which obliges them to foster the common purpose of the company and to refrain from measures and actions that could have detrimental effects on that purpose. They also owe a fiduciary duty to the other shareholders, which obliges them take into account the rights and investments of other shareholders and the interests of the company. The 2005 annual general meeting resolved upon inserting a clause into the articles of association which explicitly mentions this fiduciary duty owed by each shareholder to their fellow shareholders. Both duties have to be observed while exercising shareholders’ rights or making claims against the company, for example when initiating legal action against the company. This may have the effect of requiring that a claim be brought in Germany rather than another forum and also that a way for bringing such claims must be chosen which, while providing relief to justified claims of the shareholder, does as little harm as possible to the company and other shareholders. These features of German corporate law may make it difficult or impossible for a shareholder to enforce in Germany a judgment rendered against our company by a foreign court.
      The 2005 annual general meeting also resolved to add a special clause to the articles of association which obliges all shareholders to bring any legal action arising out of their participation in the company or its purchase, holding or sale, against the company and their fellow shareholders at the place of incorporation of the company in Munich, Germany, if no mandatory provision of German law provides otherwise. This, together with a new provision of the German Code for Civil procedure, will lead to the effect that non-German judgments rendered by non-German courts in such matters will not be enforced in Germany, because such courts lack jurisdiction from a German point of view; this point of view may not be shared by the courts in other jurisdictions.
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

ADDITIONAL INFORMATION
Organizational Structure
        Infineon Technologies AG is the parent company of the Infineon group, with subsidiaries incorporated in jurisdictions throughout Europe and Asia, as well as in the United States. Our most significant subsidiaries are set out below, all of which are, unless otherwise indicated, directly or indirectly 100 percent owned by Infineon Technologies AG:
Principal Subsidiaries as of September 30, 2005

Corporate name	Registered office	Principal activity

Infineon Technologies Dresden GmbH & Co. OHG	Dresden, Germany	Production
Infineon Technologies SC300 GmbH & Co. OHG	Dresden, Germany	Production
Infineon Technologies Finance GmbH	Munich, Germany	Financial Services
Infineon Technologies Flash GmbH & Co. KG	Dresden, Germany	Research and Development
EUPEC Europäische Gesellschaft für Leistungshalbleiter mbH(1)	Warstein, Germany	Production
Infineon Technologies Holding B.V.	Rotterdam, The Netherlands	Holding
Infineon Technologies Fabrico des Semicondutores Portugal S.A.	Vila do Conde, Portugal	Production
Infineon Technologies France S.A.S.	Saint Denis, France	Distribution
SensoNor AS	Horten, Norway	Production
Infineon Technologies Austria AG	Villach, Austria	Production
Infineon Technologies Holding North America Inc.	Wilmington, Delaware, USA	Holding
Infineon Technologies Richmond LP	Wilmington, Delaware, USA	Production
Infineon Technologies Asia Pacific Pte. Ltd.	Singapore	Production
Infineon Technologies China Co. Ltd.	Shanghai, China	Holding
Infineon Technologies Suzhou Co., Ltd.(2)	Suzhou, China	Production
Infineon Technologies Japan K.K.	Tokyo, Japan	Distribution
Infineon Technologies (Malaysia) Sdn. Bhd.	Malacca, Malaysia	Production
Infineon Technologies (Advanced Logic) Sdn. Bhd.	Malacca, Malaysia	Production
Infineon Technologies (Integrated Circuit) Sdn. Bhd.	Malacca, Malaysia	Production

(1)	On September 30, 2005, Eupec and Infineon signed a merger agreement (Verschmelzungsvertrag) according to which Eupec will cease to exist as a legal entity. As a consequence, Eupec’s assets and liabilities will be transferred to Infineon. The merger will only become effective upon entry of the merger agreement in the respective commercial registers, which is expected to occur before the end of the 2005 calendar year.

(2)	72.5 percent ownership interest.
Dividend Policy
        Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent, Infineon Technologies AG, as determined in accordance with HGB, the German Commercial Code. All dividends must be approved by the shareholders. The ordinary shareholders meeting held in January 2005 did not authorize a dividend. No earnings are available for distribution as a dividend for the 2005 financial year, since Infineon Technologies AG on a stand-alone basis as the ultimate parent incurred a cumulative loss (Bilanzverlust) as of September 30, 2005. Subject to market conditions, we intend to retain future earnings for investment in the development and expansion of our business.
Market Information
General
      The principal trading market for our company’s shares is the Frankfurt Stock Exchange. Options on the shares trade on the German options exchange (Eurex Deutschland) and other exchanges. All of our company’s shares are in registered form. ADSs, each representing one share, are listed on the New York Stock Exchange and trade under the symbol IFX. The depositary for the ADSs is Deutsche Bank.

Trading on the Frankfurt Stock Exchange
      Our company’s shares have traded on the Frankfurt Stock Exchange since March 13, 2000. The table below sets forth, for the periods indicated, the high and low closing sales prices for our company’s shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra trading system:

	Price per share in euro

	High	Low

Financial year ended September 30, 2001	56.42	12.21
Financial year ended September 30, 2002	29.11	5.61
Financial year ended September 30, 2003	13.79	5.34
Financial year ended September 30, 2004	13.65	7.80
Financial year ended September 30, 2005	9.00	6.43
October 2003 through December 2003	13.65	10.38
January 2004 through March 2004	12.44	10.65
April 2004 through June 2004	12.89	10.18
July 2004 through September 30, 2004	10.91	7.80
October 2004 through December 2004	9.00	7.90
January 2005 through March 2005	8.12	6.95
April 2005 through June 2005	7.95	6.43
July 2005 through September 30, 2005	8.56	7.48
April 2005	7.47	6.43
May 2005	7.29	6.58
June 2005	7.95	7.23
July 2005	8.56	7.53
August 2005	8.28	7.57
September 2005	8.18	7.48
      On November 22, 2005, the closing sales price per share on the Frankfurt Stock Exchange, as reported by the Xetra trading system, was €7.78, equivalent to $9.13 per share (translated at the noon buying rate on November 22, 2005).

Trading on the New York Stock Exchange
      ADSs representing our company’s shares have traded on the New York Stock Exchange since March 13, 2000. The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the New York Stock Exchange:

	Price per ADS in
	U.S. dollars

	High	Low

Financial year ended September 30, 2001	48.75	11.07
Financial year ended September 30, 2002	25.57	5.70
Financial year ended September 30, 2003	15.35	5.25
Financial year ended September 30, 2004	15.87	9.39
Financial year ended September 30, 2005	11.74	8.40
October 2003 through December 2003	15.70	13.08
January 2004 through March 2004	15.87	13.14
April 2004 through June 2004	15.74	12.17
July 2004 through September 30, 2004	13.31	9.39
October 2004 through December 2004	11.74	10.18
January 2005 through March 2005	10.84	8.97
April 2005 through June 2005	9.60	8.40
July 2005 through September 30, 2005	10.47	9.15
April 2005	9.60	8.40
May 2005	9.26	8.44
June 2005	9.47	8.88
July 2005	10.47	9.15
August 2005	10.19	9.30
September 2005	10.05	9.34
      On November 22, 2005, the closing sales price per ADS on the New York Stock Exchange was $9.22.
Exchange Rates
        Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of shares or ADSs on conversion of dividends, if any, paid in euro on the shares and will affect the U.S. dollar price of the ADSs on the New York Stock Exchange. In addition, to enable you to ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below states the average exchange rates of U.S. dollars per euro for the periods shown. The annual average exchange rate is computed by using the Federal Reserve noon buying rate for the euro on the last business day of each month during the period indicated.
Annual average exchange rates of the U.S. dollar per euro

Financial Year Ended September 30,	Average

2001	0.8886
2002	0.9192
2003	1.0839
2004	1.2174
2005	1.2714

      The table below shows the high and low Federal Reserve noon buying rates for euro in U.S. dollars per euro for each month from April 2005 through September 2005:
Recent high and low exchange rates of the U.S. dollar per euro

	High	Low

April 2005	1.3093	1.2819
May 2005	1.2936	1.2349
June 2005	1.2320	1.2035
July 2005	1.2200	1.1917
August 2005	1.2434	1.2147
September 2005	1.2538	1.2011
      The noon buying rate on September 30, 2005 was €1.00 = $1.2058, and on November 22, 2005 was €1.00 = $1.1737.
Taxation
Taxation in the Federal Republic of Germany
      The following is a summary discussion of material German tax consequences for shareholders who are not resident in Germany for income tax purposes and who do not hold shares or ADSs as business assets of a permanent establishment or fixed base in Germany (“Non-German Shareholders”). The discussion does not purport to be a comprehensive description of all the tax considerations which may be relevant to a decision to invest in or hold our shares. The discussion is based on the tax laws of Germany in effect on the date of this annual report, which may be subject to change at short notice and within certain limits, possibly also with retroactive effect. As a result of the so-called “Tax Reduction Act” (Steuersenkungsgesetz), dated October 23, 2000, substantial tax law changes have occurred in particular with regard to the taxation of corporations and their shareholders. In principle, these changes came into force on January 1, 2001. However, pursuant to transition rules certain changes became effective at a later date. To the extent that these transition rules are of relevance, they are described in this section of this annual report. You are advised to consult your tax advisors in relation to the tax consequences of the acquisition, holding and disposition or transfer of shares or ADSs and in relation to the procedure which needs to be observed in the event of a possible reduction or refund of German withholding taxes. Only these advisors are in a position to duly consider your specific tax situation.
Taxation of the Company
      In principle, since January 1, 2001, German corporations are subject to corporate income tax at a rate of 25 percent. This tax rate applies irrespective of whether profits are distributed or retained. Solidarity surcharge of 5.5 percent is levied on the assessed corporate income tax liability, so that the combined effective tax burden of corporate income tax and solidarity surcharge is 26.375 percent. For corporations which, like us, have a financial year which is not the calendar year, the new law became applicable with effect from the first day of the 2002 financial year, i.e. in our case, from October 1, 2001. The following analysis assumes that our financial year will not be changed. Certain foreign source income is exempt from corporate income tax. In principle and in most cases, since October 1, 2002, any dividends received by us and capital gains realized by us on the sale of shares in other corporations are also exempt from corporate income tax. From the 2004 financial year onward, 5 percent of such dividends and capital gains are considered as nondeductible expenses.
      In addition, German corporations are subject to a profit-based trade tax, the exact amount of which depends on the municipality in which the corporation conducts its business. Trade tax is a deductible item in calculating the corporation’s tax base for corporate income and trade tax purposes.

      Starting in the 2004 financial year, not more than €1 million plus 60 percent of the amount exceeding €1 million of the income of a financial year may be offset against losses brought forward (so-called minimum taxation).
      On September 19, 2002, the German government enacted new tax legislation which increases the corporate statutory tax rate from 25 percent to 26.5 percent, and which was applicable only for our financial year ended September 30, 2003. The legislation was enacted to provide assistance to flood victims in Germany.
      Income earned prior to October 1, 2001 is still subject to corporate income tax at a rate of 40 percent if the income is retained, and 30 percent if the income is distributed (generally prior to October 1, 2002), and subject in each case, to a solidarity surcharge. Exemptions apply to certain foreign-source income, to dividends received as distributions out of tax-exempt foreign-source income and distributions treated as repayment of paid-in capital for tax purposes. German shareholders (shareholders resident in Germany and foreign shareholders holding the shares as business assets of a permanent establishment or a fixed base in Germany) are in principle entitled to a refundable tax credit in the amount of 3/7 of the gross amount (before dividend withholding tax) of dividends received in distribution of income that has been subject to corporate income tax. This tax credit also reduces the basis for the solidarity surcharge on the German taxpayer’s personal or corporate income tax liability. The credit or refund is not available to Non-German Shareholders.
      Upon any ordinary dividend distribution in the time from September 30, 2002 until April 11, 2003 and from January 1, 2006 paid out of income that has been subject to corporate income tax before October 1, 2001, we will receive in principle a reduction of our corporate income tax in the amount of 1/6 of the declared dividend for the tax year in which the dividend is distributed. If the dividend is paid after April 11, 2003 and before January 1, 2006 there will be no reduction of our corporate income tax. As a result, the corporate income tax burden on income which was taxed in accordance with the previous law is reduced for a dividend paid on or before April 11, 2003 and on or after January 1, 2006 to 30 percent (plus solidarity surcharge) upon distribution, but otherwise it remains 40 percent (plus solidarity surcharge). After the end of the 2020 financial year, no such tax reduction will be provided. If certain tax-exempt income earned before October 1, 2001 is distributed during the 2003 to 2020 financial years we will be taxed at a rate of 30 percent (plus solidarity surcharge) on such income.
Taxation of Dividends
      Tax must be withheld at a rate of 20 percent plus solidarity surcharge of 5.5 percent (effective tax rate 21.1 percent) on dividends paid after September 30, 2002.
      Pursuant to most German tax treaties, the German withholding tax may not exceed 15 percent of the dividends received by Non-German Shareholders which are eligible for treaty benefits. The difference between the withholding tax including solidarity surcharge which was levied and the maximum rate of withholding tax permitted by an applicable tax treaty is refunded to the shareholder by the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D-53225 Bonn, Germany) upon application. Forms for a refund application are available from the German Federal Tax Office or the German embassies and consulates in the various countries. A further reduction applies pursuant to most tax treaties if the shareholder is a corporation which holds a stake of 25 percent or more, and in some cases of 10 percent or more, of the registered share capital (or according to some tax treaties of the votes) of a company. If the shareholder is a parent company resident in the European Union as defined in Directive No. 90/435/ EEC of the Council of July 23, 1990 (so-called “Parent Subsidiary Directive”), upon application and subject to further requirements, the tax can be withheld at the applicable lower rate or no tax be withheld at all.
Withholding Tax Refund for U.S. Holders
      U.S. Holders (as defined below in “— United States Taxation”) who are eligible for treaty benefits under the income tax treaty between Germany and the United States (the “Treaty”) are entitled to claim a refund of a portion of the German withholding tax and will be treated as receiving additional dividend income.
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
      Individual claims for refunds may be made on a special German form, which must be filed with the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D-53225 Bonn, Germany) within four years from the end of the calendar year in which the dividend is received. Copies of the required forms may be obtained from the German tax authorities at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, NW, Washington D.C. 20007-1998. As part of the individual refund claim, a U.S. Holder must submit to the German tax authorities the original withholding certificate (or a certified copy thereof) issued by the paying agent documenting the tax withheld and an official certification on IRS Form 6166 of the last United States federal income tax return. IRS Form 6166 may be obtained by filing an application on IRS Form 8802 with the Internal Revenue Service Center, U.S. Residency Certification Request, PO Box 16347, Philadelphia, PA 19114-0447.
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
      As used in this document, the term “U.S. Holder” means a beneficial owner of shares or ADSs that is for United States federal income tax purposes:

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
      This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the Treaty, all as currently in effect and all subject to change at any time, possibly with retroactive effect, or to different interpretation. There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described in this summary, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences of the purchase, ownership or disposition of shares or ADSs. In addition, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

      In general, and taking into account the earlier assumptions, for United States federal tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.
      The summary of United States federal tax consequences set forth below is for general information only. You should consult your own tax advisor as to the particular tax consequences to you of purchasing, owning and disposing of the shares or ADSs, including the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.
Taxation of Dividends
      For United States federal income tax purposes, the gross amount of cash distributions (including the amount of foreign taxes, if any, withheld there from) paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as dividend income on the date of receipt. Dividends paid by us will be treated as foreign source income and will not be eligible for the dividends received deduction generally allowed to corporate shareholders under United States federal income tax law. Distributions in excess of our earnings and profits will be treated, for United States federal income tax purposes, first as a nontaxable return of capital to the extent of your tax basis in the shares or ADSs, and thereafter as capital gain. The amount of any dividend paid in a non-United States currency will be equal to the United States dollar value of the non-United States currency on the date of receipt, regardless of whether you convert the payment into United States dollars. You will have a tax basis in the non-United States currency distributed equal to such United States dollar amount. Gain or loss, if any, recognized by you on the sale or disposition of the non-United States currency generally will be United States source ordinary income or loss.
      Dividend income is generally taxed as ordinary income. However, a maximum United States federal income tax rate of 15 percent will apply to “qualified dividend income” received by individuals (as well as certain trusts and estates) in taxable years beginning before January 1, 2009, provided that certain holding period requirements are met. “Qualified dividend income” includes dividends paid on shares of United States corporations as well as dividends paid on shares of “qualified foreign corporations” if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the United States; or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (a “qualifying treaty”). ADSs backed by our shares are readily tradable on an established securities market in the United States. In addition, the Treaty is a qualifying treaty. Accordingly, we believe that dividends paid by us with respect to our shares and ADSs should constitute “qualified dividend income” for United States federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions applies.
      Any foreign tax withheld from a distribution will generally be treated as a foreign income tax that you may elect to deduct in computing your United States federal taxable income or, subject to certain complex conditions and limitations which must be determined on an individual basis by each U.S. Holder, credit against your United States federal income tax liability. The limitations include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source “passive income” or “financial services income” for United States foreign tax credit purposes.
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
United States Gift and Estate Taxes
      An individual U.S. Holder generally will be subject to United States gift and estate taxes with respect to the shares or ADSs in the same manner and to the same extent as with respect to other types of personal property.
Exchange Controls and Limitations Affecting Shareholders
        Germany does not currently restrict the movement of capital between Germany and other countries, except for prohibitions on the provision of financial aid or capital to certain individuals and in connection with banned weapons related transactions to Burma/ Myanmar, Ivory Coast, Democratic Republic of the Congo, Liberia, Somalia, Sudan and Zimbabwe. Germany also imposes certain restrictions on the movement of capital to Iraq and the Federal Republic of Yugoslavia, as well as the provision of financial aid or capital to the Taliban. Similar provisions have been imposed with regard to certain individuals in order to support the mandate of the International Criminal Tribunal for the Former Yugoslavia (ICTY). These restrictions were established to coincide with resolutions adopted by the United Nations and the European Union. More information can be found in German at: http://www.bundesbank.de/finanzsanktionen/ finanzsanktionen.php.
      For statistical purposes, with some exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident corporation or individual if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of €5.0 million (or the equivalent in a foreign currency) at the end of any calendar month.
      Neither German law nor our Articles of Association restricts the right of non-resident or foreign owners of shares to hold or vote the shares.

Documents on Display
        Our company is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices in Chicago, Illinois and New York, NY. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants. Material filed by us with the SEC can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and at the offices of Deutsche Bank as depositary for our ordinary shares, at 60 Wall Street, New York, NY 10005.
Controls and Procedures
        Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2005. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2005, our company’s disclosure controls and procedures were (1) designed to ensure that material information relating to Infineon, including its consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by Infineon in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
      No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the financial year ended September 30, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Audit Committee Financial Expert
        Our Supervisory Board has determined that Mr. Kley is an “audit committee financial expert”, as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002, and is “independent”, as such term is defined in Rule 10A-3 under the Exchange Act.
Code of Ethics
        We have adopted a code of ethics (as a part of our “Business Conduct Guidelines”) that applies to all of our employees worldwide, including our principal executive officer, principal financial officer and principal accounting officer within the meaning of Item 16B of Form 20-F. These guidelines provide rules and conduct guidelines aimed at ensuring high ethical standards throughout our organization. You may obtain a copy of our code of ethics, at no cost, by writing to us at Infineon Technologies AG, St.-Martin-Strasse 53, D-81669 Munich, Germany, Attention: Legal Department.
Principal Accountant Fees and Services
      Audit Fees. KPMG, our auditors, charged us an aggregate of €4.3 million in the 2004 financial year and €3.0 million in the 2005 financial year in connection with professional services rendered for the audit of our annual consolidated financial statements and services normally provided by them in connection with statutory and regulatory filings or engagements. These services consisted of quarterly review engagements, the annual audit, as well as acquisition and divestiture related audit work.
      Audit-Related Fees. In addition to the amounts described above, KPMG charged us an aggregate of €0.3 million in the 2004 financial year and €1.7 million in the 2005 financial year for assurance and related services in connection with the performance of our audit. These services consisted of accounting advisory services, and the review of internal controls over financial reporting.
      Tax Fees. In addition to the amounts described above, KPMG charged us an aggregate of €0.4 million in the 2004 financial year and €0.3 million in the 2005 financial year for professional services related primarily to tax compliance.
      All Other Fees. Fees of less than €0.1 million were charged by KPMG, in the 2004 or 2005 financial years for other services.
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
Exemptions from the Listing Standards for Audit Committee
        As permitted by the rules of the Securities and Exchange Commission, our audit committee includes one or more members who are non-executive employees of our company and who are named to our Supervisory Board pursuant to the German law on employee co-determination.
Material Contracts
        This section provides a summary of all material contracts not in the ordinary course of business to which we are a party and that have been entered into during the two immediately preceding financial years. The agreements described below, or English translations thereof, where applicable, have been filed as exhibits to this Annual Report on Form 20-F. Our Annual Reports on Form 20-F for the 2000 to 2004 financial years contain summaries of additional material contracts entered into prior to October 1, 2004, some of which may still be in effect.
Commercial Agreements
      The description of the ProMOS settlement agreement set out under the heading “Business — Legal Matters” is incorporated herein by reference.
      The descriptions of our joint venture agreement with Nanya set out under the heading “Business — Strategic Alliances — Memory Products” and at Note 16 (Long-term Investments, net) to our consolidated financial statements are incorporated herein by reference.

Related Party Transactions
      In addition, please see Related-Party Transactions and Relationships for a summary of contracts with certain of our related parties.

GLOSSARY

A-GPS	Assisted Global Positioning System. GPS uses a network of satellites to triangulate a receiver’s position and provide latitude and longitude coordinates. Assisted GPS, or A-GPS, is a technology that uses an assistance server to cut down the time needed to find the location.

ADSL	Asymmetric Digital Subscriber Line. A form of Digital Subscriber Line (see “xDSL”) in which the bandwidth available for downloading data is significantly larger than for uploading data. This technology is well suited for web browsing and client server applications as well as for emerging applications such as video on demand.

AFE	Analog Front-end. AFEs are chips used in imaging applications to condition the analog signal received from the image sensor and perform the analog-to-digital (A/D) conversion.

AMB	Advanced Memory Buffer. A memory devise used to temporarily store output or input data.

analog	A continuous representation of phenomena in terms of points along a scale, each point merging imperceptibly into the next. Analog signals vary continuously over a range of values. Real world phenomena, such as heat and pressure, are analog.

ASIC	Application Specific Integrated Circuit. A logic circuit designed for a specific use and implemented in an integrated circuit.

ASSP	Application Specific Standard Product. A semiconductor integrated circuit product that is that is dedicated to a specific application market, and sold to more than one user, and thus, standard.

ATSC	Advanced Television Systems Committee. An international organization establishing broadcasting standards for digital television.

Back-end	The packaging, assembly and testing stages of the semiconductor manufacturing process, which take place after electronic circuits are imprinted on silicon wafers in the front-end process.

Baseband	Baseband is the original frequency range of a signal before it is transformed into a higher or more efficient frequency. See “broadband”.

BIDI	Bidirectional module. Bidirectional is the ability of switches to transfer streams in two directions.

Bit	A unit of information; a computational quantity (binary pulse) that can take one of two values, such as true and false or 0 and 1; also the smallest unit of storage sufficient to hold one bit.

Bluetooth	A computing and telecommunications industry specification that describes how mobile phones, computers, and personal digital assistants (PDAs) can easily interconnect with each other and with home and business phones and computers using a short range wireless radio connections instead of wired connections.

Broadband	Any network technology that combines and sorts multiple, independent network frequencies onto a single cable. See “baseband”.

Byte	A unit of storage measurement equal to eight bits.

CAD	Computer Aided Design. CAD is the use of a wide range of computer-based tools that assist engineers, architects and other design professionals in their design activities.

CDMA	Code Division Multiple Access. A standard that is being developed for cellular telephones. A form of multiplexing (or sorting of signals over telephone lines) where the transmitter encodes the signal using a pseudo random sequence (a random sequence generated by a computer) which the receiver also knows and can use to decode the received signal. Each different random sequence corresponds to a different communication channel.

Chip cards	Cards that contain an IC. Frequently used for telephone cards or debit cards.

CMOS	Complementary Metal Oxide Semiconductor technology. A process technology that uses complementary metal oxide transistors to make a chip that will consume relatively low power and permit a high level of integration.

CO/CPE	Central Office/ Customer Premises Equipment. A common carrier switching office in which users’ lines terminate. The nerve center of a telephone system.

CODEC	Compressor/ Decompressor. Software or hardware used to compress and decompress digital media.

CPE	Customer Premises Equipment. CPE is telephone or other service provider equipment that is located on the customer’s premises (physical location) rather than on the provider’s premises or in between.

DAB	Digital Audio Broadcasting. DAB is a developing technology for broadcasting audio programming in digital form.

DDR DRAM	Double data rate DRAM. DDR in theory transfers twice the speed of SDRAM.

DDR SDRAM	Double data rate SDRAM. It activates output on both the rising and falling edge of the system clock rather than on just the rising edge, potentially doubling output.

DECT	Digital European Cordless Telecommunications. A standard used for pan-European digital cordless telephones.

Digital	The representation of data by a series of bits or discrete values such as 0 and 1.

DIMM	Dual In-line Memory Module. A memory module with contact rows on both sides and more bandwidth than a single in-line memory module SIMM. It is a small circuit board filled with RAM chips, and its data path is 128 bits wide, making it up to 10% faster than a SIMM.

Discrete semiconductors	Semiconductor devices that involve only a single device.

DLC	Digital Loop Carriers. A technology that makes use of digital techniques to bring a wide range of services to users via twisted-pair copper phone lines.

DRAM	Dynamic Random Access Memory. The most common type of random access memory. Each bit of information is stored as an amount of electri-

cal charge in a storage cell consisting of a capacitor and a transistor. The capacitor discharges gradually due to leakage and the memory cell loses the information stored. To preserve the information, the memory has to be refreshed periodically and is therefore referred to as “dynamic”. DRAM is a widespread memory technology because of its high packing density and consequently low price.

DSL	See “xDSL”.

DSLAM	Digital Subscriber Line Multiplexers. A network device, usually located in a telephone company central office, that receives signals from multiple customers’ digital subscriber line connections (see “xDSL”) and puts the signals on a high-speed backbone line using multiplexing technologies (see “multiplexing”).

DVB-C/T	Digital Video Broadcasting — Cable/ Terrestrial.

DVB-H	Digital Video Broadcasting — Handhelds.

DVB-T	Digital Video Broadcasting — Terrestrial.

E-GOLDradio chip	Trademark of Infineon Technologies AG for a GSM/GPRS single-chip which combines a quadband radio transceiver part with a base band processor.

E1	A transmission speed of data across fiber optic lines in the E-carrier system, a European digital transmission format. It is similar to the North American T carrier system. See “T1”

EDGE	Enhanced Data GSM Environment.

EEPROM	Electrically Erasable Programmable Read-Only Memory. A read-only memory that can be erased and reprogrammed by the user repeatedly through the application of higher-than normal- electrical voltage.

Embedded DRAM	A process technology that combines DRAM and logic functions on a single chip.

EMS	Electronic Manufacturing Services. EMS is a control unit/system for the combustion engine including sensors, computation and actuators.

Ethernet	A protocol for high speed communications, principally used for LAN networks.

Fab	A semiconductor fabrication facility, in which the front-end manufacturing process takes place.

FB-DIMM	Fully Buffered Dual Inline Memory Module. A variant of standard DDR2 memory designed for server applications where both large amounts of memory and memory coordination and accuracy at high speeds are essential.

FeRAM	Ferro magnetic random access memory. A type of memory that stores information using ferro magnetic effects. This type of memory is nonvolatile and electronically reprogrammable, like flash memory and EEPROMs.

Flash memory	A type of nonvolatile memory that can be erased and reprogrammed.

Front-end	The wafer processing stage of the semiconductor manufacturing process, in which electronic circuits are imprinted onto raw silicon wafers. This is followed by the packaging, assembly and testing stages, which comprise the back-end process.

Foundry	A semiconductor manufacture that makes chips for third parties.

GDDR3	Graphic Double Data Rate — 3rd Generation.

Geminax-Max	GEMINAX MAX is an 8-channel ADSL/ADSL2 and ADSL2+ solution for Central Office, DSLAM, and DLC (Digital Loop Carrier) applications. GEMINAX MAX allows downstream data rates up to 24 Mbit/s over each of its eight channels and fully supports the latest international standards for ADSL, ADSL2, and ADSL2+.

Gigabit (Gbit)	Approximately one billion bits.

Gigabyte	Approximately one billion bytes.

GOLD	Gigabit Optical Lithography Development.

GPRS	General Packet Radio Services. A packet based wireless communication service that promises data rates from 56 up to 114 Kbps and continuous connection to the Internet for mobile phone and computer users. The higher data rates allow users to take part in video conferences and interact with multimedia Web sites and similar applications using mobile handheld devices as well as notebook computers. GPRS is based on GSM communication and complements Bluetooth and existing services on circuit-switched cellular phone connections.

GraphicsRAM	See GDDR3.

GSM	Global System for Mobile communication. A digital mobile telephone system that is the de facto wireless telephone standard in Europe and widely used in other parts of the world. GSM digitizes and compresses data, then sends it down a channel with two other streams of user data, each in its own time slot. It operates at either the 900 MHz or 1800 MHz frequency band.

HDTV	High Definition TV. A means of television broadcast with a higher resolution than traditional formats (NTSC, SÉCAM, PAL) allow.

IC	Integrated Circuit. A semiconductor device consisting of many interconnected transistors and other components.

ISDB	Integrated Services Digital Broadcasting. The digital television (DTV) and digital audio broadcasting (DAB) format that Japan has created to allow local radio and television stations to convert to digital technology.

ISDB-T	Integrated Services Digital Broadcasting — Terrestrial.

ISDN	Integrated Services Digital Network. A type of online connection that speeds up data transmission by handling information in a digital form. Traditional modem communications translate a computer’s digital data into an analog wave form and send the signal, which then must be converted back to an analog signal. ISDN can be thought of as a direct digital connection.

ISO	International Standards Organization. The international organization responsible for developing and maintaining worldwide standards for manufacturing, environmental protection, computers, data communications, and many other fields.

ITU	International Telecommunication Union. The ITU is an international organization established to standardize and regulate international radio and telecommunications.

LAN	Local Area Network. A data communications network covering a small area, usually within the confines of a building or floors within a building.

Mainframe	A large computer typically kept in a separate room.

MAN	Metropolitan Area Network. A data communications network covering a relatively small geographic area, such as a single city.

Mask	A transparent glass or quartz plate covered with an array of patterns used in the IC manufacturing process to create circuitry patterns on a wafer. Each pattern consists of opaque and transparent areas that define the size and shape of all circuit and device elements. The mask is used to expose selected areas, and defines the areas to be processed. Masks may use emulsion, chrome, iron oxide, silicon or other material to produce the opaque areas.

Megabit (Mbit)	Approximately one million bits.

Memory	Any device that can store data in machine-readable format. Usually used synonymously with random access memory and read-only memory.

Microcontroller	A microprocessor combined with memory and interfaces integrated on a single circuit and intended to operate as an embedded system.

Micron	A metric unit of linear measure which equals one millionth of a meter. Symbol: A human hair is about 100 microns in diameter.

Mini SD	A Mini SD card is an ultra-small form factor extension to the SD card standard.

MMC	MultiMedia Card. A flash memory card standard.

MRAM	Magnetoresistive Random Access Memory. A method of storing data bits using magnetic charges instead of the electrical charges used by DRAM. Conventional computer chips store information as long as electricity flows through them. MRAM, however, retains data after a power supply is cut off.

NAND	NAND flash architecture is one of two flash technologies (the other being NOR) used in memory cards. It is also used in USB flash drives, MP3 players, and provides the image storage for digital cameras. NAND is best suited to flash devices requiring high capacity data storage.

Nanometer (nm)	A metric unit of linear measure which equals one billionth of a meter. There are 1000 nanometers in 1 micron.

NIC	Network Interface Card. A computer circuit board or card that is installed in a computer so that it can be connected to a network, such as LAN.

Nonvolatile memory	A memory storage device whose contents are preserved when its power is off.

NROM	Flash technology developed by Saifun Semiconductors Ltd.

NTSC	NTSC is the analog television system in use in Japan, United States, Canada and certain other places, mostly in the Americas.

ODM	Original Design Manufacturer. A company which manufactures a product which ultimately will be branded by another firm for sale.

OHSAS	Occupational Health and Safety Assessment Series. The discipline concerned with protecting the safety, health and welfare of employees, organisations, and others affected by the work they undertake (such as customers, suppliers, and members of the public).

PAROLI	Parallel Optical Link. The PAROLI® high-performance fiber optic system is used in telecommunications and data communications equipment, for board-to-board, rack-to-rack and box-to-box applications.

PAL	Phase-alternating line. A color encoding system used in broadcast television systems.

PBX	Private Branch eXchange. A telephone exchange that is owned by a private business, as opposed to one owned by a common carrier or by a telephone company.

PDA	Personal Digital Assistant. A term used to refer to any small mobile hand-held device that provides computing and information storage and retrieval capabilities for personal or business use, often for keeping schedule calendars and address book information handy.

PFC	PerFluoroCarbons. Compounds derived from hydrocarbons by replacement of hydrogen atoms by fluorine atoms.

PHY	Physical Layer. A part of the electrical or mechanical interface to the physical medium. For example, the PHY determines how to put a stream of bits from the upper (data link) layer on to the pins for a parallel printer interface or network line card.

POF	Plastic Optical Fiber.

Process technology	The procedures used in the front-end process to convert raw silicon wafers into finished wafers containing hundreds or thousands of chips.

PSRAM	Pseudo-static RAM. It combines the advantages of the SRAM and DRAM by using dynamic storage cells to retain memory, and by placing all the required refresh logic on-chip so that the device functions similarly to an SRAM.

Radio frequency IC	High frequency IC such as those used in mobile telecommunications.

RAM	Random access memory. A type of data storage device for which the order of access to different locations does not affect the speed of access. This is in contrast to, for example, a magnetic disk or magnetic tape where it is much quicker to access data sequentially because accessing a non sequential location requires physical movement of the storage medium rather than electronic switching.

RDRAM	Rambus DRAM is a type of synchronous dynamic RAM, created by the Rambus Corporation.

REACH	Registration, Evaluation and Authorization of Chemicals. A framework for regulation of chemicals in the European Union.

RF	Radio Frequency. A high frequency used in mobile telecommunications. The term radio frequency refers to alternating current having characteristics such that, if the current is input to an antenna, an electromagnetic

(EM) field is generated suitable for wireless broadcasting and/or communications.

RFID	Radio Frequency Identification. A chip read out via radio frequency.

RLDRAM	Reduced Latency DRAM. An ultra-high speed double data rate (DDR) SDRAM that combines fast, random access with high bandwidth and density. This technology is designed for high-speed networking and fast cache applications.

SD	Secure Digital memory cards are a popular and convenient way to store and share information between devices including digital cameras, palmtop computers, voice recorders and MP3 players.

SDRAM	Synchronous DRAM. A generic name for various kinds of DRAM that are synchronized with the clock speed that the microprocessor is optimized for. This tends to increase the number of instructions that the processor can perform in a given time.

Semiconductor	Generic name for devices, such as transistors and integrated circuits, that control the flow of electrical signals. More generally, a material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern. The most common semiconductor material for use in integrated circuits is silicon.

Server	A computer that provides some service for other computers connected to it via a network. The most common example is a file server which has a local disk and services requests from remote clients to read and write files on that disk.

Silicon	A type of semiconducting material used to make a wafer. Silicon is widely used in the semiconductor industry as a base material.

SLIC	Subscriber Line Interface Circuit. A circuit in a telephone company switch to which a customer’s telephone line is connected.

SMARTi 3G	CMOS-HF-transceiver with worldwide compatibility.

SO-DIMM	Small Outline Dual In-line Memory Module. A type of computer memory integrated circuit.

SoC	System-on-a-chip. The packaging of all the necessary electronic circuit and parts for a “system” (such as a call phone or digital camera) on a single IC.

SONET/SDH	Synchronous Optical Network/ Synchronous Digital Hierarchy. SONET is the U.S. (American National Standards Institute) standard for synchronous data transmission on optical media. SDH (Synchronous Digital Hierarchy) is a standard technology for synchronous data transmission on optical media. It is the international equivalent of SONET (Synchronous Optical Network). Both technologies provide faster and less expensive network interconnections than traditional PDH (Plesinchronous Digital Hierarchy) equipment.

SRAM	Static RAM. A memory cell consisting of several transistors that are switched as two feedback inverters.

SSIC	Small Scale Integrated Circuit. Contain a maximum of ten elementary circuits on one IC.

Structure size	A measurement (generally in micron or nanometers) of the width of the smallest patterned feature or circuit on a semiconductor chip.

Switch	An analog IC that, on command, either passes or blocks an electrical signal.

T/E	T1 — E1 — T3 — E3. A data transmission technology based on copper wires. Various speed classes are available: T1: 1,544 Mbit/s; E1: 2,048 Mbit/s; T3: 44,736 Mbit/s; E3: 34,368 Mbit/s. The T standards are prevalent in NAFTA. The E standards are European standards.

T1	A North American standard for the digital transmission of data across fiber optic lines. A T1 carrier uses multiplexing to transmit large volumes of information across great distances at high speeds at a (potentially) lower cost than that provided by traditional analog service.

T-DMB	Terrestrial — Digital Multimedia Broadcasting. A system for broadcasting a variety of digital content to mobile devices, such as cellular phones.

TDM	Time Division/ Domain Multiplex. A device which derives multiple channels on a single transmission facility by connecting bit streams one at a time at regular intervals.

Telematics	The combination of telecommunications and data processing.

UMTS	Universal Mobile Telecommunications Service. A so- called “third-generation (3G),” broadband, packet based transmission of text, digitized voice, video, and multimedia at data rates up to two megabits per second (Mbps), that is based on the GSM communication standard and aims to offer a consistent set of services to mobile computer and phone users no matter where they are located in the world. Today’s cellular telephone systems are mainly circuit-switched, with connections always dependent on circuit availability. A packet- switched connection, using the Internet Protocol, means that a virtual connection is always available to any other end point in the network, allowing computer and phone users to be constantly attached to the Internet as they travel.

USB	Universal Serial Bus provides a serial bus standard for connecting devices, usually to a computer, but it also is in use on other devices such as set-top boxes, game consoles and PDAs.

VDSL	Very high bit-rate Digital Subscriber Line. A form of Digital Subscriber Line (See “xDSL”) similar to ADSL but providing higher speeds at reduced distances.

VINAX chip set	VINAX chip set addresses Central Office and Remote Terminal (RT) applications.

VINETIC IC	Voice and InterNet Enhanced Telephony Interface Circuit. The first telephony chipset family that integrates a full-powered DSP directly into the codec/SLIC, thereby offering a unique set of features for Voice over Packet (VoDSL, VoATM, VoIP) applications.

VoIP	Voice Over Internet Protocol. The routing of voice conversations over the Internet or any other IP-based network.

wafer	A disk made of a semiconducting material such as silicon, currently usually either 200 millimeters or 300 millimeters in diameter, used to form the substrate of a chip. A finished wafer may contain several thousand chips.

WAN	Wide Area Network. A data communications network covering a large geographic area.

WDCT	Worldwide Digital Cordless Telecommunications.

WILDPASS	An integrated secure dual-band 802.11 a/g wireless network processor system-on-chip (SoC) solution.

WLAN	Wireless LAN.

xDSL	Digital Subscriber Line (where “x” represents the type of technology). A family of digital telecommunications protocols designed to allow high speed data communication over existing copper telephone lines between end-users and the telephone company.

yield	When used in connection with manufacturing, the ratio of the number of usable products to the total number of produced products.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board of
Infineon Technologies AG:
      We have audited the accompanying consolidated balance sheets of Infineon Technologies AG and subsidiaries as of September 30, 2004 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infineon Technologies AG and subsidiaries as of September 30, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles.
Munich, Germany
October 31, 2005, except for Note 33, which is as of November 17, 2005
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Operations
For the years ended September 30, 2003, 2004 and 2005
(in millions, except for share data)

	Notes	2003	2004	2005	2005

		(€ millions)	(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties	5	5,153	6,169	5,843	7,045
Related parties	27	999	1,026	916	1,105

Total net sales		6,152	7,195	6,759	8,150

Cost of goods sold	7	4,614	4,670	4,909	5,919

Gross profit		1,538	2,525	1,850	2,231

Research and development expenses		1,089	1,219	1,293	1,559
Selling, general and administrative expenses		679	718	655	790
Restructuring charges	8	29	17	78	94
Other operating expenses, net	7	85	257	92	111

Operating (loss) income		(344)	314	(268)	(323)

Interest expense, net		(52)	(41)	(9)	(11)
Equity in earnings (losses) of associated companies	16	18	(14)	57	69
Gain (loss) on associated company share issuance	16	(2)	2	—	—
Other non-operating income (expense), net		21	(64)	26	31
Minority interests		8	18	2	2

Income (loss) before income taxes		(351)	215	(192)	(232)

Income tax expense	9	(84)	(154)	(120)	(145)

Net (loss) income		(435)	61	(312)	(377)

Basic and diluted (loss) earnings per share	10	(0.60)	0.08	(0.42)	(0.51)

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Balance Sheets
September 30, 2004 and 2005

	Notes	2004	2005	2005

		(€ millions)	(€ millions)	($ millions)
Assets:
Current assets:
Cash and cash equivalents		608	1,148	1,384
Marketable securities	11	1,938	858	1,035
Trade accounts receivable, net	12	1,056	952	1,148
Inventories	13	960	1,022	1,232
Deferred income taxes	9	140	125	151
Other current assets	14	590	469	565

Total current assets		5,292	4,574	5,515

Property, plant and equipment, net	15	3,587	3,751	4,523
Long-term investments, net	16	708	779	939
Restricted cash		109	88	106
Deferred income taxes	9	541	550	663
Other assets	17	627	542	654

Total assets		10,864	10,284	12,400

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	21	571	99	119
Trade accounts payable	18	1,098	1,069	1,289
Accrued liabilities	19	555	497	599
Deferred income taxes	9	16	17	20
Other current liabilities	20	630	700	845

Total current liabilities		2,870	2,382	2,872

Long-term debt	21	1,427	1,566	1,888
Deferred income taxes	9	21	65	78
Other liabilities	22	568	642	775

Total liabilities		4,886	4,655	5,613

Shareholders’ equity:
Ordinary share capital	23	1,495	1,495	1,802
Additional paid-in capital		5,800	5,800	6,994
Accumulated deficit		(1,200)	(1,512)	(1,823)
Accumulated other comprehensive loss	25	(117)	(154)	(186)

Total shareholders’ equity		5,978	5,629	6,787

Total liabilities and shareholders’ equity		10,864	10,284	12,400

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Shareholders’ Equity
For the years ended September 30, 2003, 2004 and 2005
(in millions, except for share data)

		Issued				Foreign	Additional	Unrealized	Unrealized
		Ordinary shares		Additional		currency	minimum	gain/(loss)	gain/(loss) on
				paid-in	Accumulated	translation	pension	on	cash flow
	Notes	Shares	Amount	capital	deficit	adjustment	liability	securities	hedge	Total

Balance as of October 1, 2002		720,784,218	1,442	5,569	(826)	(5)	(20)	(2)	—	6,158
Net loss		—	—	—	(435)	—	—	—	—	(435)
Other comprehensive (loss) income	25	—	—	—	—	(76)	2	13	—	(61)

Total comprehensive loss										(496)

Issuance of ordinary shares:
Acquisition of Catamaran		96,386	—	1	—	—	—	—	—	1
Deferred compensation, net		—	—	7	—	—	—	—	—	7
Other equity transactions		—	—	(4)	—	—	—	—	—	(4)

Balance as of September 30, 2003		720,880,604	1,442	5,573	(1,261)	(81)	(18)	11	—	5,666

Net income		—	—	—	61	—	—	—	—	61
Other comprehensive (loss) income	25	—	—	—	—	(41)	18	(7)	1	(29)

Total comprehensive income										32

Issuance of ordinary shares:
Settlement of redeemable interest		26,679,255	53	225	—	—	—	—	—	278
Deferred compensation, net		—	—	2	—	—	—	—	—	2

Balance as of September 30, 2004		747,559,859	1,495	5,800	(1,200)	(122)	—	4	1	5,978

Net loss		—	—	—	(312)	—	—	—	—	(312)
Other comprehensive income (loss)	25	—	—	—	—	64	(84)	8	(25)	(37)

Total comprehensive loss										(349)

Issuance of ordinary shares:
Exercise of stock options	24	9,500	—	—	—	—	—	—	—	—

Balance as of September 30, 2005		747,569,359	1,495	5,800	(1,512)	(58)	(84)	12	(24)	5,629

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended September 30, 2003, 2004 and 2005

	Notes	2003	2004	2005	2005

		(€ millions)	(€ millions)	(€ millions)	($ millions)
Net income (loss)		(435)	61	(312)	(376)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	15/17	1,437	1,320	1,316	1,587
Acquired in-process research and development	3	6	9	—	—
Deferred compensation		7	2	—	—
Provision for (recovery of) doubtful accounts	12	(16)	15	3	4
Gain on sale of marketable securities	11	(56)	(9)	(8)	(10)
Loss (gain) on sale of businesses	4	10	2	(39)	(47)
Loss (gain) on disposal of property, plant, and equipment		3	(5)	(8)	(10)
Equity in (earnings) losses of associated companies	16	(18)	14	(57)	(69)
Loss (gain) on associated company share issuance	16	2	(2)	—	—
Minority interests		(8)	(18)	(2)	(2)
Impairment charges	16/17	98	136	134	162
Deferred income taxes	9	16	96	88	106
Changes in operating assets and liabilities:					—
Trade accounts receivable	12	(227)	(219)	119	143
Inventories	13	(112)	(40)	(25)	(30)
Other current assets	14	156	154	(2)	(2)
Trade accounts payable	18	(217)	228	(52)	(63)
Accrued liabilities	19	164	92	(114)	(138)
Other current liabilities	20	(17)	(22)	—	—
Other assets and liabilities	17/22	(62)	43	(2)	(2)

Net cash provided by operating activities		731	1,857	1,039	1,253

Cash flows from investing activities:
Purchases of marketable securities available for sale		(2,752)	(2,678)	(2,228)	(2,687)
Proceeds from sale of marketable securities available for sale		2,013	2,520	3,310	3,991
Proceeds from sale of businesses		164	9	101	122
Business interests, net of cash acquired		6	(29)	—	—
Investment in associated and related companies	16	(76)	(386)	(135)	(163)
Dividends received from equity investments		—	—	51	61
Purchases of intangible assets	17	(58)	(125)	(27)	(33)
Purchases of property, plant and equipment	15	(872)	(1,163)	(1,368)	(1,650)
Proceeds from sales of property, plant and equipment	15	53	43	58	72

Net cash used in investing activities		(1,522)	(1,809)	(238)	(287)

Cash flows from financing activities:
Net change in short-term debt	21	(36)	62	(20)	(24)
Net change in related party financial receivables and payables	27	(76)	75	18	22
Proceeds from issuance of long-term debt	21	700	—	192	232
Principal repayments of long-term debt	21	(25)	(549)	(500)	(603)
Change in restricted cash		3	(43)	21	25
Proceeds from issuance of shares to minority interest		—	53	23	27

Net cash provided by (used in) financing activities		566	(402)	(266)	(321)

Effect of foreign exchange rate changes on cash and cash equivalents		(4)	(7)	5	6
Net increase (decrease) in cash and cash equivalents		(229)	(361)	540	651
Net increase (decrease) in cash and cash equivalents from discontinued operation		(1)	—	—	—
Cash and cash equivalents at beginning of year		1,199	969	608	733

Cash and cash equivalents at end of year		969	608	1,148	1,384

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

1.	Description of Business, Formation and Basis of Presentation

Description of Business
      Infineon Technologies AG and its subsidiaries (collectively, the “Company”) design, develop, manufacture and market a broad range of semiconductors and complete systems solutions used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer goods, automotive products, industrial automation and control systems, and chip card applications. The Company’s products include standard commodity components, full-custom devices, semi-custom devices and application-specific components for memory, analog, digital and mixed-signal applications. The Company has operations, investments and customers located mainly in Europe, Asia and North America. The financial year-end for the Company is September 30.

Formation
      Infineon Technologies AG was formed as a legal entity as of April 1, 1999 (the “Formation”) through the contribution by Siemens Aktiengesellschaft (“Siemens”) of substantially all of its semiconductor-related investments, operations and activities. The Company had its initial public offering (“IPO”) on March 13, 2000, is listed on the New York Stock Exchange and is one of the DAX 30 companies on the Frankfurt Stock Exchange.

Basis of Presentation
      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Infineon Technologies AG is incorporated in Germany. The German Commercial Code (“Handelsgesetzbuch” or “HGB”) requires the Company to prepare consolidated financial statements in accordance with the HGB accounting principles and regulations (“German GAAP”). Pursuant to the transitional regulation of the German Bilanzrechtsreformgesetz Article 58, paragraph 3 EGHGB, the Company is exempt from this requirement, if consolidated financial statements are prepared and issued in accordance with a body of internationally accepted accounting principles (such as U.S. GAAP). Accordingly, the Company presents the U.S. GAAP consolidated financial statements contained herein.
      All amounts herein are shown in millions of euro (or “€”) except where otherwise stated. The accompanying consolidated balance sheet as of September 30, 2005, and the consolidated statements of operations and cash flows for the year then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.2058, the Federal Reserve noon buying rate on September 30, 2005. The U.S. dollar convenience translation amounts have not been audited.
      Certain amounts in prior year consolidated financial statements and notes have been reclassified to conform to the current year presentation. Results of operations have not been affected by these reclassifications.

2.	Summary of Significant Accounting Policies
      The following is a summary of significant accounting policies followed in the preparation of the accompanying consolidated financial statements.

Basis of Consolidation
      The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries on a consolidated basis. Investments in companies in which the Company has an ownership interest of 20% or more but which are not controlled by the Company (“Associated

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
Companies”) are accounted for using the equity method of accounting (see note 16). The equity in earnings of Associated Companies with different financial year ends is principally recorded on a three month lag. Other equity investments (“Related Companies”), in which the Company has an ownership interest of less than 20%, are recorded at cost. The effects of all significant intercompany transactions are eliminated.
      The Company group consists of the following numbers of entities in addition to the Company:

	Consolidated	Associated
	subsidiaries	companies	Total

September 30, 2004	56	15	71
Additions	2	—	2
Disposals	(2)	(4)	(6)

September 30, 2005	56	11	67

      Additionally, the Company has 31 (2004: 30) subsidiaries and 7 (2004: 9) Associated Companies that were accounted for under the equity method for each of the years ended September 30, 2004 and 2005, and under the cost method in prior years, as these companies are not material to the respective presentation of the financial position, results of operations or cash flows of the Company. The effect of not consolidating these companies for the year ended September 30, 2003 on consolidated assets, revenues and net income (loss) of the Company was less than 1%. For the years ended September 30, 2004 and 2005, not consolidating these companies had no effect on the Company’s net income (loss), and impacted the Company’s consolidated assets and revenues by less than 1%.

Reporting and Foreign Currency
      The Company’s reporting currency is the euro, and therefore the accompanying consolidated financial statements are presented in euro.
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
      The exchange rates of the primary currencies used in the preparation of the accompanying consolidated financial statements are as follows:

			Exchange rate		Annual average
			September 30,		exchange rate

			2004	2005	2004	2005
			euro	euro	euro	euro
Currency:
U.S. dollar	1$	=	0.8115	0.8290	0.8209	0.7869
Japanese yen	100 JPY	=	0.7320	0.7357	0.7545	0.7331
Great Britain pound	1 GBP	=	1.4667	1.4650	1.4704	1.4507
Singapore dollar	1 SGD	=	0.4793	0.4911	0.4808	0.4749

Revenue Recognition

Sales
      Revenue from products sold to customers is recognized, pursuant to SEC Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition”, when persuasive evidence of an arrangement exists, the price is

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
fixed or determinable, shipment is made and collectibility is reasonably assured. The Company records reductions to revenue for estimated product returns and allowances for discounts and price protection, based on actual historical experience, at the time the related revenue is recognized. In general, returns are permitted only for quality related reasons within the applicable warranty period, which is typically 12 months. Distributors can, in certain cases, apply for stock rotation or scrap allowances and price protection. Allowances for stock rotation returns are accrued based on expected stock rotation as per the contractual agreement. Distributor scrap allowances are accrued based on the contractual agreement and, upon authorization of the claim, reimbursed up to a certain maximum of the average inventory value. Price protection programs allow distributors to apply for a price protection credit on unsold inventory in the event the Company reduces the standard list price of the products included in such inventory. In some cases, rebate programs are offered to specific customers whereby the customer may apply for a rebate upon achievement of a defined sales volume. Distributors are also partially compensated for commonly defined cooperative advertising on a case-by-case basis.

License Income
      License income is recognized when earned and realizable (see note 5). Lump sum payments are generally non-refundable and are deferred where applicable and recognized over the period in which the Company is obliged to provide additional service. Pursuant to Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”, revenues from contracts with multiple elements entered into after July 1, 2003 are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. Royalties are recognized as earned.

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

Income Taxes
      Income taxes are accounted for under the asset and liability method pursuant to Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Investment tax credits are accounted for under the flow-through method.

Stock-based Compensation
      The Company accounts for stock-based compensation using the intrinsic value method pursuant to Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees”, and recognizes compensation cost over the pro rata vesting period. The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123” (see note 24).

Issuance of shares by Subsidiaries or Associated Companies
      Gains or losses arising from the issuances of shares by subsidiaries or Associated Companies, due to changes in the Company’s proportionate share of the value of the issuer’s equity, are recognized in earnings pursuant to SAB Topic 5:H, “Accounting for Sales of Stock by a Subsidiary” (see note 16).

Cash and Cash Equivalents
      Cash and cash equivalents represent cash, deposits and liquid short-term investments with original maturities of three months or less. Cash equivalents as of September 30, 2004 and 2005 were €541 and €1,093, respectively, and consisted mainly of bank term deposits and fixed income securities with original maturities of three months or less.

Restricted Cash
      Restricted cash includes collateral deposits used as security under arrangements for deferred compensation, business acquisitions, construction projects, leases and financing (see notes 31).

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

Property, Plant and Equipment
      Property, plant and equipment is valued at cost less accumulated depreciation. Spare parts, maintenance and repairs are expensed as incurred. Depreciation expense is recognized using the straight-line method. Construction in progress includes advance payments for construction of fixed

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
assets. Land and construction in progress are not depreciated. The cost of construction of certain long-term assets includes capitalized interest, which is amortized over the estimated useful life of the related asset. During the years ended September 30, 2004 and 2005 capitalized interest was €9 and €9, respectively. The estimated useful lives of assets are as follows:

Years

Buildings	10-25
Technical equipment and machinery	3-10
Other plant and office equipment	1-10

Leases
      The Company is a lessee of property, plant and equipment. All leases where the Company is lessee that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases pursuant to SFAS No. 13, “Accounting for Leases”, and related interpretations. All other leases are accounted for as operating leases.

Intangible Assets
      The Company accounts for business combinations using the purchase method of accounting pursuant to SFAS No. 141, “Business Combinations”. Intangible assets acquired in a purchase method business combination are recognized and reported apart from goodwill, pursuant to the criteria specified by SFAS No. 141.
      Intangible assets consist primarily of purchased intangible assets, such as licenses and purchased technology, which are recorded at acquisition cost, and goodwill resulting from business acquisitions, representing the excess of purchase price over fair value of net assets acquired. Intangible assets other than goodwill are amortized on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years. Pursuant to SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company tests goodwill annually for impairment in the fourth quarter of the financial year, whereby if the carrying amount of a reporting unit with goodwill exceeds its fair value, the amount of impairment is determined by the excess of recorded goodwill over the fair value of goodwill. The determination of fair value of the reporting units and related goodwill requires considerable judgment by management.

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

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Long-term Investments
      The Company assesses declines in the value of investments accounted for under the equity and cost methods to determine whether such decline is other-than-temporary, thereby rendering the investment impaired. This assessment is made by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the individual company, and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Financial Instruments
      The Company operates internationally, giving rise to exposure to changes in foreign currency exchange rates. The Company uses financial instruments, including derivatives such as foreign currency forward and option contracts as well as interest rate swap agreements, to reduce this exposure based on the net exposure to the respective currency. The Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149, which provides guidance on accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Derivative financial instruments are recorded at their fair value and included in other current assets or other current liabilities. Generally the Company does not designate its derivative instruments as hedge transactions. Changes in fair value of undesignated derivatives that relate to operations are recorded as part of cost of sales, while undesignated derivatives relating to financing activities are recorded in other non-operating expense. Changes in fair value of derivatives designated as fair value hedges and the related hedged items are reflected in earnings. Changes in the fair value of derivatives designated as cash flow hedges are, to the extent effective, deferred in accumulated other comprehensive income and subsequently reclassified to earnings when the hedging transaction is reflected in earnings and, to the extent ineffective, included in earnings immediately. The fair value of derivative and other financial instruments is discussed in note 29.

Pension Plans
      In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106”, which revises employers’ disclosures about pension plans and other postretirement benefit plans. SFAS No. 132 (revised 2003) requires additional disclosures to those in the original SFAS No. 132, which it replaces. During the year ended September 30, 2004, the Company adopted SFAS No. 132 (revised 2003) with disclosures provided in note 28.

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

Recent Accounting Pronouncements
      In June 2004, EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”, was issued which includes new guidance for evaluating and

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
recording other-than-temporary impairment losses on debt and equity securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and cost method investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. While the disclosure requirements for specified debt and equity securities and cost method investments were effective for annual periods ending after December 15, 2003, the FASB has directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in EITF Issue No. 03-1. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The Company does not expect the adoption of EITF Issue No. 03-1 to have a significant impact on its consolidated financial position or results of operations.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), requiring that such costs be recognized as current period charges and requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for the Company’s financial year beginning October 1, 2005. The Company does not expect the implementation of SFAS No. 151 to have a significant impact on its consolidated financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an Amendment of APB Opinion No. 29”, which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company adopted SFAS No. 153 for nonmonetary asset exchanges occurring on or after July 1, 2005. The adoption SFAS No. 153 did not have a significant impact on the Company’s consolidated financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payments”. SFAS No. 123 (revised 2004) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123 (revised 2004) eliminates the alternative method of accounting for employee share-based payments previously available under APB No. 25. The Securities and Exchange Commission issued guidance on April 14, 2005 announcing that public companies will be required to adopt SFAS No. 123 (revised 2004) by their first financial year beginning after June 15, 2005. Accordingly, the Company will adopt SFAS No. 123 (revised 2004) in the first quarter of the 2006 financial year. The adoption of SFAS No. 123 (revised 2004) is not expected to have a significant effect on the Company’s consolidated financial position or cash flows but is expected to have an adverse effect on its results of operations, the exact amount of which is not currently determinable.

3.	Acquisitions
      The Company established the Infineon Technologies Flash joint venture (then called “Ingentix”) in which the Company initially held a 51% ownership interest with Saifun Semiconductors Ltd. (“Saifun”) in April 2001. In the 2003 financial year, the Company increased its ownership interest to 70% by contributing additional capital and converting existing shareholder loans to equity. The joint venture operated through two companies, Infineon Technologies Flash GmbH & Co. KG, located in Dresden, Germany, and Infineon Technologies Flash Ltd., located in Netanya, Israel. During December 2004, Saifun and the Company modified their cooperation agreement. As a consequence, the Company consummated the acquisition of Saifun’s remaining 30% share in the Infineon Technologies Flash joint venture in January 2005 and was granted a license for the use of Saifun NROM® technologies, in exchange for $95 million to be paid in quarterly installments over 10 years and additional purchase

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
consideration primarily in the form of net liabilities assumed aggregating €7 (see note 5). The assets acquired and liabilities assumed were recorded in the accompanying consolidated balance sheet based upon their estimated fair values as of the date of the acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed amounted to €7 and was allocated to goodwill. The preliminary purchase price allocation may be adjusted within one year of the purchase date for changes in estimates of the fair value of assets acquired and liabilities assumed. The Company has sole ownership and responsibility for the business and started to account for its entire financial results in the second quarter of the 2005 financial year (see note 21).
      On April 30, 2004, the Company completed its acquisition of 100% of ADMtek Inc., Hsinchu, Taiwan (“ADMtek”) in exchange for €75 in cash (of which €6 is held in escrow subject to the accuracy of the seller’s representations and warranties). Payment of an additional €28, held in escrow and reflected as restricted cash, is contingent upon employee retention and the achievement of certain performance and development milestones over a two-year period, and is to be recognized as the milestones are achieved. As of September 30, 2005, €8 has been paid to ADMtek and €13 was released to the Company since certain performance and development milestones were not achieved. Accordingly, the remaining balance held in escrow amounted to €13 as of September 30, 2005. This acquisition was designed to enable access to the Home-Gateway-Systems market for the wireline communications business.
      The Company acquired 92.5% of the outstanding shares of SensoNor AS (“SensoNor”) on June 18, 2003, following a public tender offer, and acquired the remaining 7.5% by June 30, 2003, for total cash consideration of €34. In addition, the Company contributed capital of €13 in connection with the consummation of the transaction. SensoNor develops, produces and markets tire pressure and acceleration sensors. With this acquisition the Company aimed to strengthen its position in semiconductor sensors for the automotive business. During the year ended September 30, 2004, following the restructuring of the SensoNor business, the Company recorded a purchase accounting adjustment reducing the previously established deferred tax asset valuation allowance by €8 and decreasing goodwill correspondingly. During the year ended September 30, 2005, the Company increased its share capital of SensoNor and recorded a purchase accounting adjustment reducing the previously established deferred tax asset valuation allowance by €30 and decreasing goodwill and other intangible assets by €14 and €16, respectively.
      On April 1, 2003, the Company completed the acquisition of the net assets of MorphICs Technology Inc. (“MorphICs”), a developer of digital baseband circuits of third generation wireless communications for €6 in cash. The acquisition agreement provided for the payment of contingent purchase consideration of €9 upon the achievement of specified events. As of September 30, 2005, €6 of contingent purchase consideration was forfeited since certain performance criteria were not achieved. The remaining contingent purchase consideration balance of €3 is subject to the achievement of certain performance criteria during the 2006 financial year.
      On September 9, 2002, the Company acquired all of the shares of Ericsson Microelectronics AB (“MIC”). MIC, based in Sweden, is a supplier of Radio Frequency (RF) microelectronic components for wireless applications, high end power amplifiers, Bluetooth components and broadband communications. MIC is a strategic supplier to Ericsson, a market leader in base stations, Bluetooth solutions and RF components for mobile phones and wireless infrastructure. The Company also entered into a strategic supply agreement with Ericsson for a period of two years with certain specified purchase thresholds, pursuant to which €50 was recorded as a liability as of September 30, 2002.
      In June 2003, the Company and Ericsson signed an amendment to the MIC acquisition agreement. The companies intended to strengthen their strategic co-operation in various areas of mobile phone

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
technology and wireless infrastructure, including Bluetooth solutions, RF ICs, RF Power and other applications. Furthermore, the companies agreed to eliminate the remaining acquisition indebtedness, as well as the historic and future purchase thresholds of Ericsson and related penalties. In addition, the Company received €50 from Ericsson. These amounts were recorded as an adjustment, principally to the originally recorded goodwill, as well as to intangible assets and deferred taxes. Additionally, following the restructuring of the MIC business, the Company recorded a purchase accounting adjustment reversing the previously established deferred tax asset valuation allowance in the amount of €16 during the year ended September 30, 2003.
      The following table summarizes the Company’s acquisitions during the years ended September 30, 2003, 2004 and 2005:

	2003	2003	2004	2005

	SensoNor	Other	ADMtek	Flash

Acquisition Date	June 2003	2003	April 2004	January 2005
Segment	Automotive,	Various	Communication	Memory
	Industrial and			Products
	Multimarket
Cash	3	—	18	1
Other current assets	6	1	10	16
Property, plant and equipment	25	1	2	4
Intangible assets
Current product technology	5	5	14	—
Core technology	—	—	5	58
Patents (Customer Relationship)	—	2	2	—
In process R&D	4	2	9	—
Goodwill	—	6	23	7
Other non-current assets	38	—	1	3

Total assets acquired	81	17	84	89
Current liabilities	(11)	(9)	(8)	(45)
Non-current liabilities (including debt)	(36)	—	(1)	(2)

Total liabilities assumed	(47)	(9)	(9)	(47)

Net assets acquired	34	8	75	42

Cash paid (Purchase Consideration)	34	8	75	—
      The above acquisitions have been accounted for by the purchase method of accounting and, accordingly, the consolidated statements of operations include the results of the acquired companies from their respective acquisition dates.
      For each significant acquisition the Company engaged an independent third party to assist in the valuation of net assets acquired. As a result of these valuations, amounts allocated to purchased in-process research and development of €6 and €9 were expensed as research and development in the

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
years ended September 30, 2003 and 2004, respectively, because the technological feasibility of products under development had not been established and no future alternative uses existed.
      Pro forma financial information relating to these acquisitions is not material either individually or in the aggregate to the results of operations and financial position of the Company and has been omitted.

4.	Discontinued Operation and Divestitures

Discontinued operation
      Pursuant to an agreement reached between the Company and OSRAM GmbH (“Osram”), the Company transitioned all of its opto-electronic activities to Osram as of March 31, 2003. The agreement provides for the transfer of all customer relationships and related backlog, the cancellation by the Company of all of its opto-electronic distribution agreements, as well as providing the Company with certain rights of return related to unsold inventory as of March 31, 2003. The Company did not incur a loss on the discontinuation of the opto-electronics business.
      The following table presents comparative information of the discontinued operation, which was previously reported as part of the Other Operating Segments, for the year ended September 30, 2003:

Opto-electronics	2003

Sales:
Third parties	113
Related parties	32

Net sales	145

Income from discontinued operation before tax	—
Income tax benefit (expense)	—

Net income (loss) from discontinued operation	—

      The discontinued operation had no impact on the Company’s results of operations and had no outstanding balances as of and for the years ended September 30, 2004 or 2005.

Divestitures
      In August 2003, the Company sold its investment in UMCi and incurred a pre-tax loss on disposal of €9, which is reflected in other operating expense, net.
      On July 1, 2002, the Company completed the sale of its gallium arsenide business, reflected in the Communication segment, including specified non-manufacturing tangible and intangible assets, as well as specified customer contracts and liabilities. The Company received initial cash proceeds of €50. Contingent purchase price adjustments were based on the level of gallium arsenide related product sales, at prices substantially below market, generated by the purchaser through September 30, 2004, and other adjustments. Contingent consideration adjustments were realized during the financial year ended September 30, 2004, which resulted in an obligation for the Company of €13 that was paid during the 2005 financial year.
      On December 23, 2004, the Company agreed to sell its venture capital activities, reflected in the Other Operating Segments, to Cipio Partners, a venture capital company. Under the terms of the agreement, the Company sold its interest in Infineon Ventures GmbH including the majority of the venture investments held therein. The transaction closed on February 23, 2005. As a result of the sale, the Company realized a gain before tax of €13 which was recorded in other non-operating income.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      On April 29, 2004, the Company entered into an agreement with Finisar Corporation (“Finisar”) to sell the fiber optics business, reflected in the Communication segment. The agreement was amended on October 11, 2004, pursuant to which the Company would receive 110 million shares of Finisar’s common stock in exchange for its fiber optics business and financial assistance with restructuring measures to be taken in future periods. The final number of Finisar shares that the Company would receive would have been subject to adjustment for changes in working capital of the fiber optics business. Additionally, the agreement contained a three-year non-compete clause and limited the aggregate indemnification liability to 20% of the consideration paid by Finisar. The purchase agreement would be terminated by mutual consent if the transaction were not to be consummated by March 31, 2005.
      On January 11, 2005, the Company decided to terminate the agreement with Finisar dated October 11, 2004. On January 25, 2005, Finisar and the Company entered into a new agreement under which Finisar acquired certain assets of the Company’s fiber optics business. Under the terms of the new agreement, the Company received 34 million shares of Finisar’s common stock valued at €40 as consideration for the sale of inventory, fixed assets and intellectual property associated with the design and manufacture of fiber optic transceivers. The Company also committed to provide Finisar with contract manufacturing services under separate supply agreements for up to one year following the closing. The transaction did not require shareholder or regulatory approval and closed on January 31, 2005. As a result of the transaction, the Company realized a gain before tax of €21 which was recorded in other operating income.
      On April 8, 2005, the Company sold to VantagePoint Venture Partners its entire share interest in Finisar’s common stock. As a result of the sale, the Company recorded an other-than-temporary impairment of €8 in other non-operating expense during the second quarter of the 2005 financial year, to reduce the investment’s carrying value to the net sale proceeds.
      The Company retained ownership of its remaining fiber optics businesses consisting of bi-directional fiber transmission (BIDI) components for Fiber-To-The-Home (FTTH) applications, parallel optical components (PAROLI) and plastic optical fiber (POF) components that are used in automotive applications, which were reclassified from held for sale to held and used during the second quarter of the 2005 financial year, and were restructured. The reclassification of the retained fiber optic businesses into the held and used category was measured at the lower of their carrying amount before they were classified as held for sale, adjusted for depreciation expense that would have been recognized had the retained fiber optic businesses been continuously classified as held and used, or the fair value of the assets on January 25, 2005. Accordingly, the Company recognized an impairment charge of €34 in other operating expenses during the second quarter of the 2005 financial year.
      On August 2, 2005, the Company sold the long-term assets utilized in the design and manufacture of BIDI components to EZConn Corporation (“EZConn”) for cash consideration of €3. The Company also committed to provide EZConn with contract manufacturing services through March 2006. As a result of the transaction, the Company realized a gain before tax of €2, which was recorded in other operating income, and deferred €1 which will be realized over the term of the contract manufacturing agreement.
      On April 7, 2005 the Company and Exar Corporation (“Exar”) entered into an agreement whereby Exar acquired for $11 million cash a significant portion of the Company’s optical networking business unit. The acquisition included assets relating to multi-rate TDM framer products, Fiber Channel over SONET/ SDH, Resilent Packet Ring (RPR), as well as certain intellectual property for Data Over SONET products. As a result of the sale, the Company reclassified related non-current assets into assets held for sale during the second quarter of the 2005 financial year and reduced their carrying value to the net

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
sale proceeds. The sale of the assets was consummated during the third quarter of the 2005 financial year.
      Summary financial information for the divested businesses (through the date of divestiture) for the years ended September 30, 2003, 2004 and 2005, are as follows:

	2003	2004	2005

Sales:
Gallium Arsenide	45	—	—
Fiber Optics	41	35	23
BIDI	7	10	6

Total	93	45	29

EBIT:
Gallium Arsenide	5	—	—
UMCi	(11)	—	—
Infineon Ventures GmbH	(25)	(52)	(3)
Fiber Optics	(25)	(33)	(27)
BIDI	(9)	(28)	(20)

Total	(65)	(113)	(50)

Gain (loss) on sale before tax:
Gallium Arsenide	—	—	—
UMCi	(9)	—	—
Infineon Ventures GmbH	—	—	13
Fiber Optics	—	—	21
BIDI	—	—	2
Other	(1)	(2)	3

Total (note 7)	(10)	(2)	39

5.	Licenses
      During the years ended September 30, 2003, 2004 and 2005, the Company recognized revenues related to license and technology transfer fees of €183, €76 and €175, respectively, which are included in net sales in the accompanying statements of operations. Included in these amounts are previously deferred license fees of €135, €48 and €33, which were recognized as revenue pursuant to SAB 104, in the years ended September 30, 2003, 2004 and 2005, respectively, since the Company had fulfilled all of its obligations and all such amounts were realized.
      In March 2000, the Company entered into technology transfer agreements with ProMOS Technologies Inc. (“ProMOS”), and restructured existing agreements with Mosel Vitelic Inc. (“MVI”), the majority shareholder of ProMOS. As part of these agreements, previously unrecognized license fees due from MVI were rescheduled and recognized as revenue over the life of the new contracts.
      In February 2003, the Company, ProMOS and MVI agreed to extinguish third party indebtedness of €60, which was subject to a guarantee by the Company, as well as offset other indebtedness between the parties. As a result, the Company recognized previously deferred license income of €60 related to this guaranteed indebtedness during the year ended September 30, 2003, since the amounts had been earned and realized.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Due to a revision of the technology transfer agreement between the Company and ProMOS, an additional €36 of previously deferred license income was recognized as revenue during the year ended September 30, 2003, as the Company had fulfilled its respective obligations.
      On November 10, 2004, the Company and ProMOS reached an agreement regarding ProMOS’ license of the Company’s previously transferred technologies, pursuant to which ProMOS may continue to produce and sell products using those technologies and to develop its own processes and products. The Company has no continuing involvement with the licensing of these products to ProMOS. As full consideration, ProMOS agreed to pay the Company $156 million in four installments through April 30, 2006, against which the Company’s accrued payable for DRAM products from ProMOS of $36 million was offset. The parties agreed to withdraw their respective claims, including arbitration. The present value of the settlement amounted to €118 and was recognized as license income during the first quarter of the 2005 financial year.
      In connection with the joint technology development with Nanya Technology Corporation (“Nanya”) (see note 16), in 2003 the Company granted Nanya a license to use its 110-nanometer technology in Nanya’s existing operations. License income related to the technology is recognized over the estimated life of the technology.
      In connection with the extension of a capacity reservation agreement with Winbond Electronics Corp., Hsinchu, Taiwan (“Winbond”) in August 2004, the Company granted Winbond a license to use its 110-nanometer technology in Winbond’s production process for the manufacture of products for the Company. The license income was deferred and is being recognized over the life of the capacity reservation agreement.
      On March 18, 2005, the Company and Rambus Inc. (“Rambus”) reached an agreement settling all claims between them and licensing the Rambus patent portfolio for use in current and future Company products. Rambus granted to the Company a worldwide license to existing and future Rambus patents and patent applications for use in the Company’s memory products. In exchange for this worldwide license, the Company agreed to pay $50 million in quarterly installments of $6 million between November 15, 2005 and November 15, 2007. During the second quarter of the 2005 financial year, the Company recorded the license and corresponding liability in the amount of €37, representing the estimated present value of the minimum future license payments. After November 15, 2007, and only if Rambus enters into additional specified licensing agreements with certain other DRAM manufacturers, the Company would make additional quarterly payments which may aggregate a maximum of an additional $100 million. The agreement also provides the Company with an option for acquiring certain other licenses. All licenses provide for the Company to be treated as a “most-favored customer” of Rambus. The Company has simultaneously granted Rambus a fully-paid perpetual license for memory interfaces. In addition to the licenses, the two companies agreed to the dismissal of all pending litigation and released each other from all existing legal claims.
      In connection with the acquisition of Saifun’s remaining 30% share in the Infineon Technologies Flash joint venture during January 2005, the Company was granted a license for the use of Saifun NROM® technologies (see note 3). During the second quarter of the 2005 financial year, the Company recorded the license of €58 and a corresponding liability in the amount of €58, representing the estimated fair value of the license and minimum future license payments, respectively. The Company retained the option to terminate the entire license or parts thereof at any time without penalty. During the quarter ended June 30, 2005, the Company exercised its termination option and cancelled the portion of the license encompassing NROM® Code Flash products. As a result of the partial termination, the license asset and related liability were reduced to €28 and €29, respectively, as of June 30, 2005.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

6.	Grants
      The Company has received economic development funding from various governmental entities, including grants for the construction of manufacturing facilities, as well as grants to subsidize research and development activities and employee training. Grants and subsidies included in the accompanying consolidated financial statements during the years ended September 30, 2003, 2004 and 2005, are as follows:

	2003	2004	2005

Included in the consolidated statements of operations:
Research and development	59	74	50
Cost of sales	54	86	121

	113	160	171

Construction grants deducted from the cost of fixed assets	17	49	—
Deferred government grants (notes 20 and 22)	303	281	288

7.	Supplemental Operating Cost Information
      The cost of services and materials are as follows for the years ended September 30:

	2003	2004	2005

Raw materials, supplies and purchased goods	1,675	1,621	1,867
Purchased services	1,126	1,232	1,166

Total	2,801	2,853	3,033

      Personnel expenses are as follows for the years ended September 30:

	2003	2004	2005

Wages and salaries	1,490	1,532	1,664
Social levies	268	280	285
Pension expense (note 28)	27	28	28

Total	1,785	1,840	1,977

      Other operating expense, net is as follows for the years ended September 30:

	2003	2004	2005

Gain (loss) from sale of businesses (note 4)	(10)	(2)	39
Goodwill and intangible assets impairment charges (note 17)	(68)	(71)	(57)
Long-lived asset impairment charges	—	—	(39)
Antitrust related charges (note 31)	(20)	(194)	(20)
Amortization of debt issuance costs	(4)	(8)	(4)
Other	17	18	(11)

Other operating expense, net	(85)	(257)	(92)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The average number of employees by geographic region is as follows for the years ended September 30:

	2003	2004	2005

Germany	16,043	16,340	16,334
Other Europe	4,753	5,507	5,606
North America	2,779	2,822	3,108
Asia/ Pacific	7,725	9,220	10,919
Japan	108	126	147
Other	115	112	44

Total	31,523	34,127	36,158

      Total rental expenses under operating leases amounted to €138, €126 and €125 for the years ended September 30, 2003, 2004 and 2005, respectively.

8.	Restructuring
      In 2003, the Company announced restructuring measures aimed at reducing costs, including downsizing its workforce, outsourcing and decentralizing certain functions and operations. As part of the restructuring, the Company planned to terminate approximately 550 employees, mainly in corporate functions and logic manufacturing operations, as well as through the outsourcing of certain functions to external providers.
      In 2004, the Company announced further restructuring measures aimed at reducing costs, including downsizing its workforce, outsourcing and decentralizing certain functions and operations. As part of the restructuring, the Company announced plans to terminate approximately 325 employees. The 2004 terminations were primarily the result of relocating operations from Regensburg and Munich to Dresden and the downsizing of design centers in England, Ireland, Sweden and the United States. These plans were completed in the 2005 financial year.
      During the 2005 financial year, the Company agreed upon additional restructuring measures aimed at reducing costs, downsizing its workforce, and consolidating certain functions and operations. As part of the restructuring, the Company agreed upon plans to terminate approximately 350 employees. The terminations were primarily the result of the close down of fiber optics operations in Germany and the United States. It is expected that the terminations will be completed in the 2006 financial year. In addition, the Company took measures to restructure its chip manufacturing within the manufacturing cluster Perlach, Regensburg and Villach. Production from Munich-Perlach will be transferred primarily to Regensburg and to a lesser extent to Villach. Manufacturing at Munich-Perlach is expected to be phased out by early 2007 as numerous products complete their production life span. As part of the restructuring, the Company agreed upon plans to terminate approximately 600 employees. It is expected that the terminations will be completed in the 2007 financial year.
      During the years ended September 30, 2003, 2004 and 2005, charges of €29, €17 and €78, respectively, were recognized as a result of the restructuring initiatives undertaken by the Company. In addition, during the 2003 financial year, €11 which had been previously accrued under restructuring, was forgiven in partial consideration for the execution of a service agreement and was therefore deferred, included in accrued liabilities, and recognized over the term of the service agreement.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The development of the restructuring liability during the year ended September 30, 2005 is as follows:

	September 30,				September 30,
	2004				2005
			Restructuring
	Liabilities	Reclassification	charges	Payments	Liabilities
Employee terminations	10	2	74	(22)	64
Other exit costs	6	—	4	(2)	8

Total	16	2	78	(24)	72

9. Income Taxes

Income (loss) before income taxes and minority interest is attributable to the following geographic locations for the years ended September 30, 2003, 2004 and 2005:

				2003	2004	2005
Germany				(506)	153	(298)
Foreign				147	44	104

Total				(359)	197	(194)

Income tax expense (benefits) for the years ended September 30, 2003, 2004 and 2005 is as follows:
				2003	2004	2005
Current taxes:
Germany				18	53	31
Foreign				50	5	1

				68	58	32
Deferred taxes:
Germany				40	129	66
Foreign				(24)	(33)	22

				16	96	88

Income tax expense				84	154	120

Total income taxes for the years ended September 30, 2003, 2004 and 2005 were allocated as follows:

				2003	2004	2005
Income taxes from continuing operations				84	154	120
Goodwill and intangible assets, for initial recognition of acquired tax benefits that previously were included in the valuation allowance (see note 3)				(16)	(8)	(30)
Shareholders’ equity, for unrealized holding gains (losses), unrealized gains (losses) on cash flow hedges and additional minimum pension liabilities				(4)	(10)	—

				64	136	90

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The Company’s statutory tax rate in Germany is 25%. Additionally, a solidarity surcharge of 5.5% and trade tax of 13% is levied, for a combined statutory tax rate of 39%.
      A reconciliation of income taxes for the years ended September 30, 2003, 2004 and 2005, determined using the German corporate tax rate plus trade taxes, net of federal benefit, for a combined statutory rate of 41% (which includes a one year flood victim relief levy of 2%) for 2003 and 39% for 2004 and 2005 is as follows:

	2003	2004	2005

Expected (benefit) expense for income taxes	(147)	77	(76)
Increase in available tax credits	(35)	(26)	(5)
Non-taxable investment (income) loss	14	6	(26)
Foreign tax rate differential	1	(51)	(18)
Non deductible expenses and other provisions	58	69	29
Change in German tax rate — effect on opening balance	2	—	—
Change in German tax rate — effect on current year	7	—	—
Increase in valuation allowance	182	54	192
In-process research and development	1	3	—
Other	1	22	24

Actual provision for income taxes	84	154	120

      Deferred income tax assets and liabilities as of September 30, 2004 and 2005 relate to the following:

	2004	2005

Deferred tax assets:
Intangible assets	100	26
Property, plant and equipment	155	203
Deferred income	109	111
Net operating loss and tax credit carry-forwards	919	1,065
Other items	227	169

Gross deferred tax assets	1,510	1,574
Valuation allowance	(567)	(740)

Deferred tax assets	943	834

Deferred tax liabilities:
Intangible assets	49	11
Property, plant and equipment	125	81
Accounts receivable	11	36
Accrued liabilities and pensions	75	72
Other items	39	41

Deferred tax liabilities	299	241

Deferred tax assets, net	644	593

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Net deferred income tax assets and liabilities are presented in the accompanying consolidated balance sheets as of September 30, 2004 and 2005 as follows:

	2004	2005

Deferred tax assets:
Current	140	125
Non-current	541	550
Deferred tax liabilities:
Current	(16)	(17)
Non-current	(21)	(65)

Deferred tax assets, net	644	593

      At September 30, 2005, the Company had in Germany tax loss carry-forwards of €2,140 (relating to both trade and corporate tax, plus an additional loss carry-forward applicable only to trade tax of €1,147); in other jurisdictions the Company had tax loss carry-forwards of €232 and tax effected credit carry-forwards of €107. Such tax loss carry-forwards and tax effected credit carry-forwards are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for on the flow-through method when the individual legal entity is entitled to the claim.
      Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other factors, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three-year period as of September 30, 2005, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods. As a result of this assessment, the Company increased the deferred tax asset valuation allowance as of September 30, 2005 by €192, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in future. During the years ended September 30, 2003 and 2004 valuation allowances relating to continuing operations in the amount of €182 and €54, respectively, were established for tax loss carry-forwards which, on a more likely than not basis, would not be fully utilized.
      On December 27, 2003, the German government enacted new tax legislation which limits the application of a German corporation’s tax loss carry-forwards to 60% of the annual taxable income of the corporation in any given year. The new legislation did not limit the length of the carry-forward period, which is unlimited. For the Company, the new tax law was effective starting in the 2004 financial year. The new legislation resulted in additional current tax of €13 and €0 for the years ended September 30, 2004 and 2005, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The changes in valuation allowance for deferred tax assets during the years ended September 30, 2004 and 2005 were as follows:

	2003	2004	2005

Balance, beginning of the year	310	521	567
Applicable to continuing operations	182	54	192
Deferred tax assets acquired in business combinations	45	—	—
Purchase accounting adjustments	(16)	(8)	(30)
Adjustment in corresponding net operating loss carry-forward	—	—	11

Balance, end of the year	521	567	740

      The Company did not provide for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries as of September 30, 2005, because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

      The Company reorganized certain businesses in different tax jurisdictions which resulted in deferred intercompany transactions. Therefore, tax expense for the years ended September 30, 2004 and 2005 of €54 and €85, respectively, have been deferred of which €39 and €71, respectively, are non-current (see note 17).

10. Earnings (Loss) Per Share
      Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

The computation of basic and diluted EPS for the year ended September 30, 2003, 2004 and 2005, is as follows (shares in million):

	2003	2004	2005

Numerator:
Net income (loss)	(435)	61	(312)
Denominator:
Weighted-average shares outstanding-basic	720.9	734.7	747.6
Effect of dilutive instruments	—	1.9	—

Weighted-average shares outstanding-diluted	720.9	736.6	747.6

Earnings (loss) per share (in euro):
Basic and diluted	(0.60)	0.08	(0.42)

      The weighted average of potentially dilutive instruments that were excluded from the diluted earnings (loss) per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or were otherwise not dilutive, include 28.0 million, 24.1 million and 39.4 million shares underlying employee stock options for the years ended 2003, 2004 and 2005, respectively. Additionally, 96.6 million, 86.5 million and 86.5 million ordinary shares issuable upon the conversion of the subordinated convertible notes at September 30, 2003, 2004 and 2005,

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
respectively, were not included in the computation of diluted earnings (loss) per share as their impact would have been antidilutive.

11.	Marketable Securities
      Marketable securities at September 30, 2004 and 2005 consist of the following:

	2004				2005

		Fair	Unrealized	Unrealized		Fair	Unrealized	Unrealized
	Cost	value	gain	loss	Cost	value	gain	loss

Foreign government securities	9	10	1	—	9	11	2	—
Floating rate notes	548	551	7	(4)	260	268	8	—
Other debt securities	271	272	1	—	16	18	2	—

Total debt securities	828	833	9	(4)	285	297	12	—
Equity securities	13	12	1	(2)	4	5	1	—
Fixed term deposits	1,112	1,112	—	—	590	590	2	(2)

Total marketable securities	1,953	1,957	10	(6)	879	892	15	(2)

Reflected as follows
Current assets	1,935	1,938	9	(6)	850	858	10	(2)
Non-current assets (note 17)	18	19	1	—	29	34	5	—

Total marketable securities	1,953	1,957	10	(6)	879	892	15	(2)

      Unrealized losses relating to securities held for more than 12 months as of September 30, 2004 and 2005, were €4 and €0, respectively.
      Realized (losses) gains, net are reflected as other non-operating income (expense), net and were as follows for the years ended September 30:

	2003	2004	2005

Realized gains	60	10	8
Realized losses	(4)	(1)	—

Realized gains (losses), net	56	9	8

      As of September 30, 2005, fixed term deposits of €5 had contractual maturities between three and twelve months.
      Debt securities as of September 30, 2005 had the following remaining contractual maturities:

	Cost	Fair value

Less than 1 year	262	270
Between 1 and 5 years	4	5
More than 5 years	19	22

Total debt securities	285	297

      Actual maturities may differ due to call or prepayment rights.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

12.	Trade Accounts Receivable, net
      Trade accounts receivable at September 30, 2004 and 2005 consist of the following:

	2004	2005

Third party — trade	879	839
Siemens group — trade (note 27)	206	145
Associated and Related Companies — trade (note 27)	12	12

Trade accounts receivable, gross	1,097	996
Allowance for doubtful accounts	(41)	(44)

Trade accounts receivable, net	1,056	952

Activity in the allowance for doubtful accounts for the years ended September 30, 2004 and 2005 is as follows:

	2004	2005

Allowance for doubtful accounts at beginning of year	26	41
Provision for bad debt, net	15	3

Allowance for doubtful accounts at end of year	41	44

13. Inventories
Inventories at September 30, 2004 and 2005 consist of the following:

	2004	2005

Raw materials and supplies	84	87
Work-in-process	560	569
Finished goods	316	366

Total inventories	960	1,022

14. Other Current Assets
Other current assets at September 30, 2004 and 2005 consist of the following:

	2004	2005

Financial instruments (note 29)	106	73
Assets held for sale	88	—
Grants receivable	84	122
VAT and other tax receivables	147	84
License fees receivable	—	19
Associated and Related Companies — financial and other receivables (note 27)	49	5
Third party — financial and other receivables	40	68
Siemens group — financial and other receivables (note 27)	18	18
Prepaid expenses	19	26
Employee receivables (note 27)	9	8
Intangible pension asset (note 28)	—	14
Other	30	32

Total other current assets	590	469

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      At September 30, 2004, other current assets included assets held for sale relating to the Company’s fiber optics business (see note 4).
      Summarized balance sheet information for the fiber optics business is set forth below:

September 30,
2004

Current assets	47
Non-current assets	41

Total assets held for sale	88

Current liabilities	23
Non-current liabilities	8

Total liabilities related to assets held for sale (note 20)	31

      There are no assets held for sale for the fiber optics business as of September 30, 2005.

15.	Property, Plant and Equipment, net
      A summary of activity for property, plant and equipment for the year ended September 30, 2005 is as follows:

		Technical
		equipment	Other plant
	Land and	and	and office	Construction
	buildings	machinery	equipment	in progress	Total

Cost
September 30, 2004	1,101	7,002	2,176	484	10,763
Additions	30	385	151	832	1,398
Impairments	(15)	(19)	(5)	—	(39)
Disposals	(3)	(558)	(212)	—	(773)
Reclassifications	—	(2)	34	—	32
Transfers	292	685	80	(1,057)	—
Foreign currency effects	22	56	8	(6)	80

September 30, 2005	1,427	7,549	2,232	253	11,461
Accumulated depreciation
September 30, 2004	(548)	(4,752)	(1,876)	—	(7,176)
Depreciation	(73)	(910)	(237)	—	(1,220)
Disposals	3	513	205	—	721
Transfers	—	—	—	—	—
Foreign currency effects	(4)	(26)	(5)	—	(35)

September 30, 2005	(622)	(5,175)	(1,913)	—	(7,710)
Book value September 30, 2004	553	2,250	300	484	3,587

Book value September 30, 2005	805	2,374	319	253	3,751

      On April 23, 2004, the Company announced plans to recommence the expansion of capacity at its Richmond, Virginia, plant, which involved the completion of construction and equipment installation for a 300-millimeter fabrication facility. The construction and qualification of the expanded facility was com-

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
pleted during the 2005 financial year and commercial production began during the fourth quarter of the 2005 financial year. The total investment in the expansion of the Richmond plant amounted to €787.
      On December 8, 2004, the Company announced plans to build a new front-end production plant in Kulim High Tech Park, Malaysia. The facility will mainly produce power and logic chips used in automotive and industrial power applications. The Company plans to invest in total approximately $1 billion. The construction started in early 2005 and the start of production is scheduled for 2006. As of September 30, 2005, the Company had invested a total of €39 in this new front-end production plant.

16.	Long-term Investments, net
      A summary of activity for long-term investments for the year ended September 30, 2005 is as follows:

	Investment in	Investment in
	associated	related
	companies	companies	Total

Balance at September 30, 2004	664	44	708
Additions	87	48	135
Disposals	—	(71)	(71)
Dividend payments	(51)	—	(51)
Capitalized interest	(1)	—	(1)
Impairments	(26)	(3)	(29)
Equity in earnings	57	—	57
Reclassification	(16)	3	(13)
Foreign currency effects	44	—	44

Balance at September 30, 2005	758	21	779

      Investments in Related Companies principally relate to investment activities aimed at strengthening the Company’s future intellectual property potential.
      The following significant Associated Companies as of September 30, 2005 are accounted for using the equity method of accounting:

Direct and
indirect
Name of the associated company	ownership

Advanced Mask Technology Center GmbH & Co. KG, Dresden, Germany (“AMTC”)	33.3%
ALTIS Semiconductor S.N.C., Essonnes, France (“ALTIS”)	50.1%
Hwa-Ken Investment Inc., Taipei, Taiwan (“Hwa-Ken”)	50.0%
Inotera Memories Inc., Taoyuan, Taiwan (“Inotera”)	45.9%
StarCore LLC, Austin, Texas, USA (“StarCore”)	41.1%
      The Company has accounted for these investments under the equity method of accounting due to the lack of unilateral control (see note 2). The above companies are principally engaged in the research and development, design and manufacture of semiconductors and related products.
      On May 16, 2002, the Company entered into the AMTC joint venture with its partners Advanced Micro Devices Inc., USA (“AMD”), and DuPont Photomasks Inc., USA (“DuPont”), with the purpose of developing and manufacturing advanced photo masks. In addition, the Company agreed to sell specified photomask equipment to DuPont, and entered into a long-term purchase agreement through 2011. Accordingly, as of September 30, 2005, €17 was deferred which is being recognized over the term of

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
the purchase agreement. Toppan Printing Co., Ltd. acquired DuPont in April 2005 which led to a name change; former DuPont is now named Toppan Photomasks Inc., Ltd.
      ALTIS is a joint venture between the Company and International Business Machines Corporation (“IBM”), with each having equal voting representation. During the year ended September 30, 2003, the Company and IBM amended the original shareholders agreement. Pursuant to the amendment, the Company will ratably increase its capacity reservation in the production output of ALTIS from 50% to 100% during calendar years 2004 through 2007. IBM and the Company agreed that they will decide the future business model of ALTIS not later than January 1, 2007. Additionally, the Company was granted an option through July 1, 2007 to acquire IBM’s interest in ALTIS. The Company is currently in negotiations with IBM regarding the future business model of ALTIS.
      On November 13, 2002, the Company entered into agreements with Nanya relating to a strategic cooperation in the development of DRAM products and the foundation of a joint venture (Inotera, held directly and indirectly through the Company’s investment in Hwa-Ken Investment Inc.) to construct and operate a 300-millimeter manufacturing facility in Taiwan. Pursuant to the agreements, the Company and Nanya had developed advanced 90-nanometer and are developing 70-nanometer technology, the cost of which will be borne two-thirds by the Company and one-third by Nanya. The new 300-millimeter manufacturing facility is funded by Inotera and employs the technology developed under the aforementioned agreements to manufacture DRAM products and its capacity is anticipated to be completed in three phases. During the year ended September 30, 2004 Inotera completed the construction and started mass production. The second phase was completed in the 2005 financial year, while the third phase is anticipated to be completed in the 2006 financial year. The joint venture partners are obliged to each purchase one-half of the facility’s production based, in part, on market prices. On September 29, 2005, the Company and Nanya signed an agreement to expand their development cooperation in respect of DRAM products. The agreement provides for the joint development of advanced 60-nanometer production technologies for 300-millimeter wafers, starting September 2005. The cost of the development will be borne two-thirds by the Company and one-third by Nanya. The cooperation is the extension of the existing co-development of 90- and 70-nanometer production technologies and is expected to help each partner expand its position in the DRAM market while sharing development costs. The first 300-millimeter wafer memory products using the new 60-nanometer process are expected to leave the production line in 2008.
      The Company invested €342 and €83 in Inotera during the years ended September 30, 2004 and 2005, respectively. The investment includes interest capitalization of €7 and €6 during the years ended September 30, 2004 and 2005, respectively. During the year ended September 30, 2004, Inotera issued shares to employees which diluted the Company’s shareholding at that time while increasing its proportional share of Inotera shareholders’ equity by €2. At September 30, 2005, the Company’s direct and indirect ownership interest in Inotera was 45.9%.
      On October 7, 2004, Inotera’s application for public company status was accepted by the Taiwanese Securities and Futures Bureau. Since April 2005, Inotera has been listed on the Gre-Tai market in Taiwan. On October 26, 2005, Inotera submitted an application for an initial public offering of its common stock to the Taiwanese stock exchange.
      In November 2003 the Company, together with United Epitaxy Company, Ltd. (“UEC”), Hsinchu, Taiwan, founded a joint venture company ParoLink. The Company initially invested €6, held a 56% ownership interest in ParoLink and accounted for its investment in ParoLink using the equity method, since substantive participating minority rights prevented the exercise of unilateral control. In connection with the Company’s disposal of its fiber optics business (see note 4), the Company acquired the minority

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
interest in ParoLink, terminated the joint venture with UEC and recorded an impairment to reduce the investment to its estimated fair value of €3.
      On October 1, 2002, the Company, Agere Systems Inc. and Motorola Inc. incorporated StarCore, based in Austin, Texas. StarCore focuses on developing, standardizing and promoting Digital Signal Processor (DSP) core technology. As of September 30, 2005, the Company held a 41.1% ownership interest with an aggregate value of €15.
      The Company recognized impairment charges related to certain investments for which the carrying value exceeded the fair value on an other-than-temporary basis, of €30, €65 and €29 for the years ended September 30, 2003, 2004 and 2005, respectively. In connection with the termination of the Company’s venture capital activities, an impairment charge of €28 was recognized as of September 30, 2004, to reduce the carrying value of the Company’s venture investment portfolio to the expected realizable value (see note 4).
      Goodwill of €32 and €15 is included in the amount of long-term investments at September 30, 2004 and 2005, respectively.
      For the Associated Companies as of September 30, 2005, the aggregate summarized financial information for the financial years 2003, 2004 and 2005, is as follows:

	2003	2004	2005

Sales	596	539	969
Gross profit	65	26	187
Net income (loss)	2	(25)	90

	2003	2004	2005

Current assets	243	400	744
Non-current assets	679	1,492	2,234
Current liabilities	(302)	(383)	(452)
Non-current liabilities	(15)	(338)	(908)

Shareholders’ equity	605	1,171	1,618

17.	Other Assets
      Other non-current assets at September 30, 2004 and 2005 consist of the following:

	2004	2005

Intangible assets, net	398	315
Grants receivable	92	—
Deferred tax expense (note 9)	39	71
Prepaid pension cost (note 28)	27	—
Long-term receivables	24	23
Marketable securities (note 11)	19	34
Associated and Related Companies — financial and other (note 27)	10	67
Notes receivable	3	—
Employee receivables (note 27)	2	2
Other	13	30

Total	627	542

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      A summary of activity for intangible assets for the years ended September 30, 2004 and 2005 is as follows:

		Other
	Goodwill	intangibles	Total

Cost
September 30, 2003	243	339	582
Additions	—	125	125
Impairment charges (note 7)	(71)	—	(71)
Disposals	—	(75)	(75)
Acquisitions (note 3)	23	30	53
Purchase accounting adjustments (note 3)	(8)	—	(8)
Foreign currency effects	(15)	(5)	(20)

September 30, 2004	172	414	586
Additions	—	64	64
Impairment charges (note 7)	(18)	(39)	(57)
Disposals	(6)	(36)	(42)
Acquisitions (note 3)	7	58	65
Purchase accounting adjustments (note 3)	(14)	(16)	(30)
Foreign currency effects	2	3	5

September 30, 2005	143	448	591
Accumulated amortization
September 30, 2003	(25)	(146)	(171)
Amortization	—	(89)	(89)
In-process R&D	—	(9)	(9)
Disposals	—	75	75
Foreign currency effects	4	2	6

September 30, 2004	(21)	(167)	(188)
Amortization	—	(96)	(96)
Disposals	—	5	5
Foreign currency effects	3	—	3

September 30, 2005	(18)	(258)	(276)

Carrying value September 30, 2003	218	193	411

Carrying value September 30, 2004	151	247	398

Carrying value September 30, 2005	125	190	315

      The estimated aggregate amortization expense relating to other intangible assets for each of the five succeeding financial years is as follows: 2006 €59; 2007 €51; 2008 €29; 2009 €11; 2010 €7.
      In June 2003, the Company entered into technology development and license agreements with IBM and Chartered Semiconductor for advanced logic process manufacturing technology. Licenses of €43 are amortized over the expected life of the related technology of five years.
      In connection with the acquisition of Saifun’s remaining 30% share in the Infineon Technologies Flash joint venture, the Company was granted a license for the use of Saifun NROM® technologies (see note 3). The license of €28 is being amortized over the expected useful life of the related technologies of ten years.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      In March 2005, the Company and Rambus reached an agreement settling all claims between them and licensing the Rambus patent portfolio. The license of €37 is being amortized over the expected useful life of the related technologies of ten years.
      During the years ended September 30, 2003, 2004 and 2005, the Company recognized intangible assets impairment charges of €68, €71 and €57, respectively.
      As a result of the combination of below-forecasted operating results and moderated market expectations, the Company, taking the technical milestones achieved to date into account, revised the forecasted returns for the optical networking reporting unit of the Communication segment. Accordingly, the Company tested the reporting unit’s goodwill for impairment using a present value technique based on discounted estimated future cash flows pursuant to SFAS No. 142 and recognized an impairment charge of €68 during the year ended September 30, 2003.
      As part of the Company’s annual goodwill impairment test for the year ended September 30, 2004, the Company recognized an impairment charge of €71 to reduce the reporting unit’s goodwill to its estimated fair value, principally as a result of a decline in revenue and lowered market development expectations during the 2004 financial year.
      During the year ended September 30, 2005, the Company concluded that sufficient indicators existed to require an assessment of whether the carrying values of goodwill and certain other intangible assets in the Customer Premises Equipment, Wireless Infrastructure, Short Range Wireless, RF Engine and Optical Networking reporting units within the Communication segment may not be recoverable. Recoverability of these intangible assets was measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. Impairments of €57 were recognized in other operating expenses, representing the amount by which the carrying amount of the assets exceeded their fair value.

18.	Trade Accounts Payable
      Trade accounts payable at September 30, 2004 and 2005 consist of the following:

	2004	2005

Third party — trade	969	868
Siemens group — trade (note 27)	61	61
Associated and Related Companies — trade (note 27)	68	140

Total	1,098	1,069

19.	Accrued Liabilities
      Accrued liabilities at September 30, 2004 and 2005 consist of the following:

	2004	2005

Personnel costs	279	274
Warranties and licenses	78	53
Settlement for antitrust related matters (note 31)	67	31
Interest	33	34
Other	98	105

Total	555	497

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      On September 15, 2004 the Company entered into a plea agreement with the United States Department of Justice in connection with its antitrust investigation (see note 31) and agreed to pay a fine aggregating $160 million over a five-year period. The related amount due within one year is included in accrued and other current liabilities, and the long-term portion is reflected as other non-current liabilities (see note 22).

20.	Other Current Liabilities
      Other current liabilities at September 30, 2004 and 2005 consist of the following:

	2004	2005

VAT and other taxes payable	272	202
Payroll obligations to employees	124	130
Deferred government grants (note 6)	90	106
Other deferred income	58	22
Restructuring (note 8)	16	72
Financial instruments (note 29)	17	74
Associated and Related Companies — financial and other (note 27)	2	4
Liabilities related to assets held for sale (note 14)	31	—
Settlement for anti-trust related matters (note 31)	—	31
Other	20	59

Total	630	700

Other deferred income includes amounts relating to license income (see note 5) and deferred revenue. The non-current portion is included in other liabilities (see note 22).

21. Debt

Debt at September 30, 2004 and 2005 consists of the following:

	2004	2005

Short-term debt:
Loans payable to banks, weighted average rate 2.21%	53	51
Loans payable, weighted average rate 4.5%	18	—
Current portion of long-term debt	498	48
Capital lease obligations	2	—

Total short-term debt and current maturities	571	99

Long-term debt:
Convertible subordinated notes, 4.25%, due 2007	636	633
Convertible subordinated notes, 5.0%, due 2010	688	690
Loans payable to banks:
Unsecured term loans, weighted average rate 2.58%, due 2006-2013	69	206
Secured term loans, weighted average rate 1.50%, due 2006-2010	7	9
Notes payable to governmental entity, rate 3.18%, due 2027	27	28

Total long-term debt	1,427	1,566

Short-term loans payable to banks consist primarily of borrowings under the terms of short-term borrowing arrangements. The loans payable, representing working capital advances to the Company’s flash memory subsidiaries in the amount of €18 as of September 30, 2004, were netted against the

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
purchase price as part of the acquisition of the minority interest in the Company’s Flash joint venture (see note 3).
      On June 5, 2003, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V. (as issuer), issued €700 in subordinated convertible notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 68.4 million ordinary shares of the Company, at a conversion price of euro 10.23 per share through maturity. Upon conversion, the Company may pay a cash amount in lieu of delivery of all or part of the shares. The notes accrue interest at 5.0% per year. The notes are unsecured and pari passu with all present and future unsecured subordinated obligations of the issuer, and cannot be converted for the first three years. The note holders have a negative pledge relating to future capital market indebtedness, as defined. The note holders have an early redemption option in the event of a change of control, as defined. A corporate reorganization resulting in a substitution of the guarantor shall not be regarded as a change of control, as defined. The Company may redeem the convertible notes after three years at their principal amount plus interest accrued thereon, if the Company’s share price exceeds 125% of the conversion price on 15 trading days during a period of 30 consecutive trading days. The convertible notes are listed on the Luxembourg Stock Exchange. At September 30, 2005, unamortized debt issuance costs were €10.
      On February 6, 2002, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V. (as issuer), issued €1,000 in subordinated convertible notes due 2007 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 28.2 million of the Company’s ordinary shares at a conversion price of euro 35.43 per share through maturity. Upon conversion, the Company may pay a cash amount in lieu of delivery of all or part of the shares. The convertible notes accrue interest at 4.25% per year. The notes are unsecured and pari passu with all present and future unsecured subordinated obligations of the issuer. The note holders have a negative pledge relating to any future capital market indebtedness, as defined. The note holders have an early redemption option in the event of a change of control, as defined. The Company may redeem the convertible notes after three years at their principal amount plus interest accrued thereon, if the Company’s share price exceeds 115% of the conversion price on 15 trading days during a period of 30 consecutive trading days. The convertible notes are listed on the Luxembourg Stock Exchange. During the financial year ended September 30, 2004, the Company redeemed a notional amount of €360 of the convertible subordinated notes due 2007, which resulted in a net gain of €6 before tax. At September 30, 2005 the outstanding notional amount was €640 and unamortized debt issuance costs were €3.
      A €450 syndicated credit facility relating to the expansion of the Dresden manufacturing facility, which was fully drawn as of September 30, 2004 and had been reported under current portion of long-term debt, was repaid as of September 30, 2005.
      In September 2004 the Company executed a $400/€400 syndicated credit facility with a five year term. The facility consists of two tranches: Tranche A is a $400 million term loan intended to finance the expansion of its Richmond, Virginia, manufacturing facility. Tranche B is a €400 multicurrency revolving facility to be used for general corporate purposes. The maximum outstanding amount of Tranche A will decrease on the basis of a repayment schedule that foresees equal installments starting from September 30, 2006. The facility has customary financial covenants, and drawings bear interest at market-related rates that are linked to financial performance. The lenders have been granted a negative pledge relating to the Company’s future financial indebtedness with certain permitted encumbrances. At September 30, 2005, no amounts were outstanding under this facility.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      A €124 non-recourse project financing facility for the expansion of the Porto, Portugal manufacturing facility was executed in May 2005. At September 30, 2005 an amount of €80 has been drawn under this facility. The Company anticipates satisfying the repayment schedule starting 2008 and ending 2013 from available funds.
      The Company has established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for anticipated funding purposes:

			As of September 30, 2005

	Nature of financial	Purpose/intended	Aggregate
Term	institution commitment	use	facility	Drawn	Available

			(Euro in million)
short-term	firm commitment	working capital, guarantees	120	51	69

short-term	no firm commitment	working capital, cash management	305	—	305

long-term	firm commitment	working capital	731	—	731

long-term(1)	firm commitment	project finance	335	291	44

Total			1,491	342	1,149

(1)	Including current maturities.
     At September 30, 2005, the Company was in compliance with its debt covenants under the relevant facilities. Interest expense for the years ended September 30, 2003, 2004 and 2005 was €115, €126 and €83, respectively.
      Aggregate amounts of debt maturing subsequent to September 30, 2005 are as follows:

Amount
Year ending September 30,
2006	99
2007	650
2008	51
2009	64
2010	733
Thereafter	68

Total	1,665

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

22.	Other Liabilities
      Other non-current liabilities at September 30, 2004 and 2005 consist of the following:

	2004	2005

Deferred government grants (note 6)	191	182
Settlement for antitrust related matters (note 31)	109	88
Pension liabilities (note 28)	98	162
Long-term advance	45	—
Minority interest	39	81
Deferred income, (note 5)	18	38
Post-retirement benefits (note 28)	5	5
Other	63	86

Total	568	642

23.	Ordinary Share Capital
      As of September 30, 2005 the Company had 747,569,359 registered ordinary shares of euro 2.00 notional value per share outstanding. During the year ended September 30, 2004 the Company increased its share capital by €53 by issuing 26,679,255 shares valued at €278 in connection with the acquisition of the remaining interests of other investors in the SC300 GmbH & Co. KG (“SC300”). During the year ended September 30, 2003, due to the achievement of certain milestones, 96,386 shares representing contingent purchase consideration in connection with the Catamaran acquisition (see note 3), were released from third party escrow, and are reflected as issued in the accompanying statement of shareholders’ equity.

Authorized and Conditional Share Capital
      In addition to the issued share capital, the Company’s Articles of Association authorize the Management Board to increase the ordinary share capital with the Supervisory Board’s consent by issuing new shares. As of September 30, 2005, the Management Board may use these authorizations to issue new shares as follows:

•	Through January 21, 2007, Authorized Share Capital I/2002 — in an aggregate nominal amount of up to €297 to issue shares for cash, where the preemptive rights of shareholders may be partially excluded, or in connection with business combinations (contributions in kind), where the preemptive rights of shareholders may be excluded for all shares.

•	Through January 19, 2009, Authorized Share Capital II/2004 — in an aggregate nominal amount of up to €30 to issue shares to employees (in which case the preemptive rights of existing shareholders are excluded).
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
      The Company has conditional capital of up to an aggregate nominal amount of €50 (Conditional Share Capital II) that may be used to issue up to 25 million new registered shares upon conversion of debt securities, issued in February 2002 and which may be converted at any time until January 23, 2007

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
(see note 21). These shares will have dividend rights from the beginning of the financial year in which they are issued.
      The Company has conditional capital of up to an aggregate nominal amount of €136.8 (Conditional Share Capital II/2002) that may be used to issue up to 68.4 million new registered shares upon conversion of debt securities, issued in June 2003 and which may be converted at any time until May 22, 2010 (see note 21). These shares will have dividend rights from the beginning of the financial year in which they are issued.
      The Company has further conditional capital of up to an aggregate nominal amount of €213.2 (Conditional Share Capital II/2002) that may be used to issue up to 106.6 million new registered shares upon conversion of debt securities which may be issued before January 21, 2007. These shares will have dividend rights from the beginning of the financial year in which they are issued.

Dividends
      Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent, as determined in accordance with the HGB. All dividends must be approved by shareholders.
      The ordinary shareholders meeting held in January 2005 did not authorize a dividend. No earnings are available for distribution as a dividend for the 2005 financial year, since Infineon Technologies AG on a stand-alone basis as the ultimate parent incurred a cumulative loss (Bilanzverlust) as of September 30, 2005.

24.	Stock-based Compensation

Fixed Stock Option Plans
      In 1999, the shareholders approved a share option plan (the “LTI 1999 Plan”), which provided for the granting of non-transferable options to acquire ordinary shares over a future period. Under the terms of the LTI 1999 Plan, the Company could grant up to 48 million options over a five-year period. The exercise price of each option equals 120% of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options vest at the latter of two years from the grant date or the date on which the Company’s stock reaches the exercise price for at least one trading day. Options expire seven years from the grant date.
      In 2001, the Company’s shareholders approved the International Long-Term Incentive (“LTI”) Plan (the “LTI 2001 Plan”) which replaced the LTI 1999 Plan. Options previously issued under the LTI 1999 Plan remain unaffected as to terms and conditions; however, no additional options may be issued under the LTI 1999 Plan. Under the terms of the LTI 2001 Plan, the Company can grant up to 51.5 million options over a five-year period. The exercise price of each option equals 105% of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options have a vesting period of between two and four years, subject to the Company’s stock reaching the exercise price on at least one trading day, and expire seven years from the grant date.
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

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      A summary of the status of the LTI 1999 Plan and the LTI 2001 Plan as of September 30, 2005, and changes during the three years then ended is presented below (options in millions, exercise price in euro):

	2003		2004		2005

		Weighted-		Weighted-		Weighted-
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price

Outstanding at beginning of year	19.9	€35.96	29.9	€25.56	36.0	€22.59
Granted	11.7	€8.97	8.1	€12.32	6.7	€9.10
Exercised	—	—	—	—	—	—
Forfeited and expired	(1.7)	€32.80	(2.0)	€25.17	(1.8)	€24.07

Outstanding at end of year	29.9	€25.56	36.0	€22.59	40.9	€20.33

Exercisable at end of year	9.6	€48.56	13.2	€39.89	19.6	€29.93
      The following table summarizes information about stock options outstanding and exercisable at September 30, 2005 (options in millions, exercise price in euro):

	Outstanding			Exercisable

		Weighted-
		average	Weighted-		Weighted-
		remaining	average		average
	Number of	life	exercise	Number of	exercise
Range of exercise prices	options	(in years)	price	options	price

€5 - €10	16.6	4.95	€8.99	5.0	€8.93
€10 - €15	8.9	4.98	€12.41	1.0	€12.63
€15 - €20	0.2	3.84	€15.75	0.1	€15.75
€20 - €25	6.7	3.18	€23.70	5.0	€23.70
€25 - €30	0.1	3.02	€27.40	0.1	€27.43
€40 - €45	4.2	1.46	€42.03	4.2	€42.03
€50 - €55	0.1	2.50	€53.26	0.1	€53.26
€55 - €60	4.1	2.16	€55.18	4.1	€55.18

Total	40.9	4.02	€20.33	19.6	€29.93

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

	2003	2004	2005

Weighted-average assumptions:
Risk-free interest rate	3.85%	3.68%	3.02%
Expected volatility	59%	59%	58%
Dividend yield	0	0%	0%
Expected life in years	4.50	4.50	4.50
Weighted-average fair value per option at grant date in euro	4.41	5.88	4.03

      If the Company had accounted for stock option grants and employee stock purchases under its plans according to the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net income (loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated below, pursuant to the provisions of SFAS No. 148 for the years ended September 30:

	2003	2004	2005

Net (loss) income:
As reported	(435)	61	(312)
Deduct: Stock-based employee compensation expense included in reported net (loss) income, net of related tax effects	7	2	—
Add: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(43)	(37)	(39)

Pro forma	(471)	26	(351)

Basic earnings (loss) per share:
As reported	€(0.60)	€0.08	€(0.42)
Pro forma	€(0.65)	€0.03	€(0.47)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

25.	Other Comprehensive Income (Loss)
      The changes in the components of other comprehensive income (loss) for the years ended September 30, 2003, 2004 and 2005 are as follows:

	2003			2004			2005

		Tax			Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net	Pretax	effect	Net

Unrealized (losses) gains on securities:
Unrealized holding (losses) gains	11	—	11	4	—	4	13	(1)	12
Reclassification adjustment for losses (gains) included in net income (loss)	4	(2)	2	(11)	—	(11)	(4)	—	(4)

Net unrealized (losses) gains	15	(2)	13	(7)	—	(7)	9	(1)	8
Unrealized gains (losses) on cash flow hedges	—	—	—	1	—	1	(25)	—	(25)
Additional minimum pension liability	4	(2)	2	28	(10)	18	(85)	1	(84)
Foreign currency translation adjustment	(76)	—	(76)	(41)	—	(41)	64	—	64

Other comprehensive (loss) income	(57)	(4)	(61)	(19)	(10)	(29)	(37)	—	(37)
Accumulated other comprehensive income (loss) — beginning of year	(41)	14	(27)	(98)	10	(88)	(117)	—	(117)

Accumulated other comprehensive income (loss) — end of year	(98)	10	(88)	(117)	—	(117)	(154)	—	(154)

26.	Supplemental Cash Flow Information

	2003	2004	2005

Cash paid for:
Interest	104	144	91
Income taxes	53	59	79
Operating activities:
Cash received for tax-free government grants	34	65	33
Non-cash investing and financing activities:
Contributions to Siemens	(6)	—	—
Assets acquired through capital lease transactions	5	—	—
      The Company issued shares to redeem the redeemable interest of €278 related to the SC300 venture during the year ended September 30, 2004 (see note 23).
      Following the Company’s spin-off from Siemens, the Company established a pension plan for its U.S. employees separate from the Siemens U.S. pension plan. At the time of the spin-off, the funded status of the Company’s allocated portion of the Siemens U.S. pension plan relating to the transferred employees was reflected as an accrued pension liability. Subsequently, Siemens transferred assets to

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
fund this liability based on an actuarial determination. The difference between the actuarial valuation at the funding date and the originally allocated liability of €(6) is reflected as an equity transaction during the year ended September 30, 2003.

27.	Related Parties
      The Company has transactions in the normal course of business with Siemens group companies and with Related and Associated Companies (together, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.
      Related Party receivables at September 30, 2004 and 2005 consist of the following:

	2004	2005

Current:
Siemens group — trade	206	145
Associated and Related Companies — trade	12	12
Siemens group — financial and other (note 14)	18	18
Associated and Related Companies — financial and other (note 14)	49	5
Employee receivables (note 14)	9	8

	294	188

Non-current:
Associated and Related Companies — financial and other (note 17)	10	67
Employee receivables (note 17)	2	2

	12	69

Total Related Party receivables	306	257

      Related Party payables at September 30, 2004 and 2005 consist of the following:

	2004	2005

Siemens group — trade (note 18)	61	61
Associated and Related Companies — trade (note 18)	68	140
Associated and Related Companies — financial and other (note 20)	2	4

Total Related Party payables	131	205

      Related Party receivables and payables have been segregated first between amounts owed by or to Siemens group companies and companies in which the Company has an ownership interest, and second based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of products and services. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrue interest at interbank rates.
      The Company and IBM have both extended revolving term loans to ALTIS. As of September 30, 2004 and 2005, the outstanding balance of the Company’s loan to ALTIS was €42 and €57, respectively, and is included in current Associated and Related Companies-financial and other receivables as of September 30, 2004, and in non-current Associated and Related Companies-financial and other as of September 30, 2005.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Transactions with Related Parties during the years ended September 30, 2003, 2004 and 2005, include the following:

	2003	2004	2005

Sales to Related Parties:
Siemens group companies	836	957	861
Associated and Related Companies	163	69	55

	999	1,026	916

Purchases from Related Parties:
Siemens group companies	413	264	226
Associated and Related Companies	470	357	615

	883	621	841

	2003	2004	2005

Interest income from (expense to) Related Parties:
Interest income from Related Parties	4	2	2
Interest expense to Related Parties	(1)	—	—

	3	2	2

      Sales to Siemens group companies include sales to the Siemens group sales organizations for resale to third parties of €86, €23 and €38 for the years ended September 30, 2003, 2004 and 2005, respectively. Sales are principally conducted through the Company’s own independent sales organization directly to third parties. Where the Company has not established its own independent sales organization in a certain country, a commission is paid to the Siemens group sales organizations where they assist in making sales directly to third parties.
      Purchases from Siemens group companies primarily include purchases of fixed assets, inventory, IT services, and administrative services.
      In February 2004, the Company completed the purchase of assets, including certain liabilities, of the Protocol Software operations of Siemens AG, in exchange for €13 and the employment of approximately 145 of Siemens’ mobile communication software engineers.
      On August 10, 2000, Siemens issued guaranteed exchangeable notes with an aggregate nominal amount of €2,500. The notes bore a 1% fixed annual interest rate and were to be redeemed by Siemens on August 10, 2005. Each note could be exchanged, in certain circumstances, through July 27, 2005 for 1,000 of the Company’s shares. During the year ended September 30, 2004, Siemens repurchased €1,905 of the exchangeable notes and in August 2005 redeemed the remaining €595 notes outstanding at 105.2% of the face value thereof.
      On January 12, 2004, Siemens reported that it had sold 150 million shares of Infineon Technologies AG, thereby reducing the shareholding of Siemens Nederland N.V. below the threshold of 10%. As of September 30, 2004, the remaining Siemens interest in the Company of 18.2% was held in a non-voting trust. In November 2004 the trust agreement between the non-voting trust and Siemens AG terminated according to its terms and the 136,292,363 Company shares held pursuant to the trust agreement were transferred to Siemens AG. As of September 30, 2005, the aggregate number of shares beneficially owned by Siemens AG with sole voting and dispositive power was 136,292,363, equalling 18.2% of the Company’s issued share capital.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

28.	Pension Plans
      Pension benefits provided by the Company are currently organized primarily through defined benefit pension plans which cover a significant portion of the Company’s employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment, while others are fixed plans depending on ranking (both salary level and position). The measurement date for the Company’s pension plans is June 30.
      Information with respect to the Company’s pension plans for the years ended September 30, 2003, 2004 and 2005 is presented for German (“Domestic”) plans and non-German (“Foreign”) plans:

	2003		2004		2005

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Accumulated benefit obligations end of year	(205)	(52)	(226)	(56)	(337)	(64)

Change in projected benefit obligations:
Projected benefit obligations beginning of year	(218)	(58)	(243)	(70)	(271)	(78)
Service cost	(13)	(5)	(14)	(7)	(16)	(7)
Interest cost	(13)	(4)	(13)	(4)	(15)	(4)
Actuarial gains (losses)	3	(5)	—	3	(89)	(2)
Business combinations	—	(7)	(1)	(1)	—	—
Divestitures	—	—	1	—	1	4
New plan created	—	—	—	(2)	—	—
Plan amendments	(4)	—	(3)	—	(8)	—
Benefits paid	2	1	2	1	2	2
Curtailment	—	3	—	—	4	1
Foreign currency effects	—	5	—	2	—	(1)

Projected benefit obligations end of year	(243)	(70)	(271)	(78)	(392)	(85)

Change in fair value of plan assets:
Fair value at beginning of year	120	26	143	27	174	30
Contributions and transfers	22	2	19	2	17	4
Actual return on plan assets	3	—	14	3	19	2
Benefits paid	(2)	(1)	(2)	(1)	(2)	(2)
Business combination	—	4	—	—	—	—

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

	2003		2004		2005

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

New plan created	—	—	—	—	—	—
Foreign currency effects	—	(4)	—	(1)	—	1
Fair value at end of year	143	27	174	30	208	36
Funded status	(100)	(43)	(97)	(48)	(184)	(50)
Unrecognized actuarial loss	66	6	59	2	138	4
Unrecognized prior service cost (benefit)	4	(2)	7	(2)	14	(2)
Post measurement date contributions	16	—	1	1	16	1
Net liability recognized	(14)	(39)	(30)	(47)	(16)	(47)

      The above net liability is recognized as follows in the accompanying consolidated balance sheets as of September 30:

	2003		2004		2005

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Prepaid pension cost (note 17)	—	1	27	—	—	—
Intangible asset (note 14)	4	—	—	—	14	—
Accumulated other comprehensive income	29	—	—	—	85	—
Accrued pension liabilities (note 22)	(47)	(40)	(51)	(47)	(115)	(47)
Other current liabilities	—	—	(6)	—	—	—

Net liability recognized	(14)	(39)	(30)	(47)	(16)	(47)

      Other current liabilities of €6 at September 30, 2004 related to pension liabilities of the fiber optic business which was held for sale.
      Information for pension plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets are as follows:

	2003		2004		2005

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Projected benefit obligation	243	70	271	78	393	85
Fair value of plan assets	143	27	174	30	208	35
Accumulated benefit obligations	205	48	53	51	337	57
Fair value of plan assets	143	22	—	23	208	26

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The weighted-average assumptions used in calculating the actuarial values for the pension plans are as follows:

	2003		2004		2005

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	Plans	plans

Discount rate	5.8%	5.9%	5.8%	5.6%	4.5%	4.8%
Rate of compensation increase	3.0%	3.9%	3.0%	3.7%	2.5%	3.1%
Projected future pension increases	1.3%	2.6%	1.3%	2.6%	1.3%	2.2%
Expected return on plan assets	4.9%	6.8%	6.8%	7.0%	7.3%	6.9%
      Discount rates are established based on prevailing market rates for high-quality fixed-income instruments that, if the pension benefit obligation were settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. The Company believes short-term changes in interest rates should not affect the measurement of the Company’s long-term obligation.

Investment strategies
      The investment approach of the Company’s pension plans involves employing a sufficient level of flexibility to capture investment opportunities as they occur, while maintaining reasonable parameters to ensure that prudence and care are exercised in the execution of the investment program. The Company’s pension plans’ assets are invested with several investment managers. The plans employ a mix of active and passive investment management programs. Considering the duration of the underlying liabilities, a portfolio of investments of plan assets in equity securities, debt securities and other assets is targeted to maximize the long-term return on assets for a given level of risk. Investment risk is monitored on an ongoing basis through periodic portfolio reviews, meetings with investment managers and annual liability measurements. Investment policies and strategies are periodically reviewed to ensure the objectives of the plans are met considering any changes in benefit plan design, market conditions or other material items.

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

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Plan asset allocation
      As of September 30, 2004 and 2005 the percentage of plan assets invested and the targeted allocation in major asset categories are as follows:

	2004		2005		Targeted allocation

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Equity securities	45%	60%	44%	57%	45%	59%
Debt securities	46%	38%	51%	35%	52%	35%
Other	9%	2%	5%	8%	3%	6%

Total	100%	100%	100%	100%	100%	100%

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
      The components of net periodic pension cost for the years ended September 30, 2003, 2004 and 2005 are as follows:

	2003		2004		2005

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Service cost	(13)	(5)	(14)	(7)	(16)	(7)
Interest cost	(13)	(4)	(13)	(4)	(15)	(4)
Expected return on plan assets	6	2	11	2	13	2
Amortization of unrecognized losses	(3)	—	(3)	—	(3)	—
Curtailment gain recognized	—	3	—	—	1	1

Net periodic pension cost (note 7)	(23)	(4)	(19)	(9)	(20)	(8)

      The prior service costs relating to the pension plans are amortized in equal amounts over the expected years of future service of each active employee who is expected to receive benefits from the pension plans.
      Unrecognized gains or losses are included in the net pension cost for the year if, as of the beginning of the year, the unrecognized net gains or losses exceed 10% of the greater of the projected benefit obligation or the market value of the plan assets. The amortization is the excess divided by the average remaining service period of active employees expected to receive benefits under the plan.
      Actuarial gains (losses) amounted to €(2), €3 and €(91) for the years ended September 30, 2003, 2004 and 2005, respectively. The increase in actuarial losses in the 2005 financial year was primarily the result of the reduction of the discount rate used to determine the benefit obligation and new mortality tables used in the actuarial calculations for the domestic plans.
      On September 25, 2000, the Company established the Infineon Technologies Pension Trust e.V. (the “Pension Trust”) for the purpose of funding future pension benefit payments for employees in Germany in order to reduce the Company’s exposure to certain risks associated with defined benefit

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
plans. The Company contributed €155 of cash and marketable debt and equity securities, which qualify as plan assets under SFAS No. 87 “Employers’ Accounting for Pensions”, to the Pension Trust for use in funding these pension benefit obligations, thereby reducing accrued pension liabilities.
      The effect of employee terminations, in connection with the Company’s restructuring plans (see note 8), on the Company’s pension obligation is reflected as a curtailment in the years ended September 30, 2003 and 2005 pursuant to the provisions of SFAS No. 88 “Employers Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”.
      The future benefit payments, which reflect future service, as appropriate, that are expected to be paid from the Company’s pension plan for the next five financial years and thereafter are as follows:

	Domestic	Foreign
Years ending September 30,	plans	plans

2006	7	1
2007	7	1
2008	8	2
2009	10	2
2010	13	2
2011 - 2015	77	18
      During the year ended September 30, 2002, the Company established a deferred savings plan for its German employees, whereby a portion of the employee’s salary is invested for a lump sum benefit payment including interest upon retirement. The liability for such future payments of €9 and €14 as of September 30, 2004 and 2005, respectively, is actuarially determined and accounted for on the same basis as the Company’s other pension plans.
      The Company provides post-retirement health care benefits to eligible employees in the United States. The Company recognized net periodic benefit cost of less than €1 for each of the years ended September 30, 2003, 2004 and 2005. The net liability recognized in the accompanying balance sheet was €5 as of September 30, 2004 and 2005.

29.	Financial Instruments
      The Company periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2004 and 2005 are as follows:

	2004		2005

	Notional	Fair	Notional	Fair
	amount	value	amount	value

Forward contracts sold:
U.S. dollar	371	8	838	(20)
Japanese yen	4	—	9	—
Singapore dollar	—	—	2	—
Forward contracts purchased:
U.S. dollar	56	(1)	195	4
Japanese yen	55	—	42	—
Singapore dollar	29	—	23	—
Great Britain pound	4	—	5	—
Czech Koruna	—	—	1	—
Malaysian Ringgit	—	—	32	1
Other currencies	5	—	23	(1)
Currency Options sold:
U.S. dollar	520	(16)	527	(21)
Currency Options purchased:
U.S. dollar	514	9	522	3
Cross currency interest rate swap:
U.S. dollar	406	60	389	21
Interest rate swaps	1,442	29	1,442	14
Other	—	—	259	(2)

Fair value, net		89		(1)

      During the year ended September 30, 2004, the Company designated two interest rate swap agreements with a total notional amount of €500, as fair value hedges of a corresponding principal amount of its convertible notes due 2007. The change in fair value of these hedges during the years ended September 30, 2004 and 2005 were €1 and €(5), respectively, and was reflected as part of interest expense. During the fourth quarter of the 2005 financial year the Company de-designated those fair value hedges. The change in fair value since inception of the hedge of €(4) will be amortized into interest expense over the remaining term of the convertible notes.
      The Company entered into interest rate swap agreements with independent financial institutions, which are designated as a cash flow hedge of interest rate fluctuations on forecasted future lease payments during the first 10 years of the Campeon lease agreement (see note 31). The ineffective portion of the cash flow hedge was €0 for the years ended September 30, 2004 and 2005. The effective portion of €1 and €(24) is deferred in other comprehensive income and is expected to be reclassified ratably into earnings as part of the lease expense, from the commencement of the lease, over the relevant period of the lease term.
      Interest expense, net was partially offset by gains resulting from interest rate swap agreements in the amount of €11, €22, and €21 for the years ended September 30, 2003, 2004, and 2005, respectively.
      Gains and losses on derivative financial instruments included in determining net income (loss), with those related to operations included primarily in cost of goods sold, and those related to financial

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
activities included in other non-operating income (expense), were as follows for the years ended September 30:

	2003	2004	2005

Gains (losses) from foreign currency derivatives:
Cost of sales	8	44	(14)
Other non-operating (expense) income	106	3	(10)

	114	47	(24)

Gains (losses) from foreign currency transactions:
Cost of sales	(40)	(50)	(5)
Other non-operating (expense) income	(106)	(12)	50

	(146)	(62)	45

Net losses from foreign currency derivatives and transactions	(32)	(15)	21

      Fair values of financial instruments are determined using quoted market prices or discounted cash flows. The fair value of the Company’s unsecured term loans and interest-bearing notes payable approximate their carrying values as their interest rates approximate those which could be obtained currently. At September 30, 2005 the convertible notes due 2007 and the convertible notes due 2010 were trading at a 1.2% and a 9.4% premium to par, respectively, based on quoted market values. The fair values of the Company’s cash and cash equivalents, receivables, related-party receivables and payables and other financial instruments approximated their carrying values due to their short-term nature. Marketable securities are recorded at fair value (see note 11).

30.	Risks
      Financial instruments that expose the Company to credit risk consist primarily of trade receivables, cash equivalents, marketable securities and financial derivatives. Concentrations of credit risks with respect to trade receivables are limited by the large number of geographically diverse customers that make up the Company’s customer base. The Company controls credit risk through credit approvals, credit limits and monitoring procedures, as well as comprehensive credit evaluations for all customers. Related Parties account for a considerable portion of sales and trade receivables. The credit risk with respect to cash equivalents, marketable securities and financial derivatives is limited by transactions with a number of large international financial institutions, with pre-established limits. The Company does not believe that there is significant risk of non-performance by these counterparties because the Company monitors their credit risk and limits the financial exposure and the amounts of agreements entered into with any one financial institution.
      In order to remain competitive, the Company must continue to make substantial investments in process technology and research and development. Portions of these investments might not be recoverable if these research and development efforts fail to gain market acceptance or if markets significantly deteriorate.
      Due to the high-technology nature of the Company’s operations, intellectual property is an integral part of the Company’s business. The Company has intellectual property which it has self-developed, purchased or licensed from third parties. The Company is exposed to infringements by others of such intellectual property rights. Conversely, the Company is exposed to assertions by others of infringement by the Company of their intellectual property rights.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The Company, through its use of third-party foundry and joint venture arrangements, uses a significant portion of manufacturing capacity that is outside of its direct control. As a result, the Company is reliant upon such other parties for the timely and uninterrupted supply of products and is exposed, to a certain extent, to fluctuations in product procurement cost.
      The Company has established policies and procedures which serve as business conduct guidelines for its employees. Should these guidelines not be adhered to, the Company could be exposed to risks relating to wrongful actions by its employees.
      Approximately 10,000 of the Company’s employees are covered by collective bargaining agreements. The collective bargaining agreements pertain primarily to certain of the Company’s non-management employees in Germany (affecting approximately 6,400 employees), the Czech Republic (affecting approximately 400 employees) and Austria (affecting approximately 2,300 employees). The agreement in Germany is perpetual, but can be terminated by the trade union with a notice of one month prior to February 28, 2006. The agreement in Austria expires on May 1, 2006. The provisions of these agreements generally remain in effect until replaced by a subsequent agreement. Agreements for periods after expiration are to be negotiated with the respective trade unions through a process of collective negotiations.
31.     Commitments and Contingencies

Litigation
      In March 2005, the Company and Rambus reached an agreement settling all claims between them and licensing the Rambus patent portfolio for use in current and future Company products. Rambus has granted to the Company a worldwide license to existing and future Rambus patents and patent applications for use in its memory products. In exchange for this worldwide license, the Company agreed to pay $50 million in quarterly installments of $6 million from November 15, 2005 through November 15, 2007. After November 15, 2007, and only if Rambus enters into additional specified licensing agreements with certain other DRAM manufacturers, the Company will make additional quarterly payments which may aggregate a maximum of an additional $100 million. The agreement also provides the Company an option for acquiring certain other licenses. All licenses provide for the Company to be treated as a “most-favored customer” of Rambus. The Company simultaneously granted to Rambus a fully-paid perpetual license for memory interfaces.
      On May 7, 2003, ProMOS filed arbitration proceedings against the Company seeking payment of approximately $36 million for DRAM products sold to the Company, damages in the amount of approximately $338 million for non-delivery of technology and an affirmative judgment that ProMOS be allowed to continue to use the technology already transferred by the Company. The Company filed counterclaims seeking a judgment that ProMOS be required to cease using the Company’s technology and pay damages of approximately $568 million, after deduction of $36 million for DRAM products sold to the Company.
      On November 10, 2004 the Company and ProMOS reached an agreement regarding ProMOS’ license of the Company’s DRAM technology transferred to ProMOS. The S17 to S12 License Agreement of 2000 was amended and remains in effect. ProMOS has been, and continues to be, licensed to produce and sell products using the technology transferred by the Company, and to develop its own processes and products. As full consideration for the ongoing license for use of the Company’s technology, ProMOS agreed to pay the Company $156 million in four installments over a period through April 30, 2006, against which the Company’s accrued payable for DRAM products purchased from ProMOS of $36 million was offset. All claims (including litigation, arbitration or other complaints) raised

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
by both sides have been withdrawn. The Company recognized the relevant license income in the first quarter of the 2005 financial year.
      In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its ongoing investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count related to the pricing of DRAM products between July 1, 1999 and June 15, 2002. Under the terms of the agreement, the Company agreed to pay a fine of $160 million. The fine plus accrued interest is to be paid in equal annual installments through 2009. On October 25, 2004 the plea agreement was accepted by the U.S. District Court for the Northern District of California. Therefore, the matter has been fully resolved between the Company and the DOJ, subject to the Company’s obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The wrongdoing charged by the DOJ was limited to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM-products from the Company.
      Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against the Company, its U.S. subsidiary and other DRAM suppliers.
      Sixteen cases were filed between June 2002 and September 2002 in the following U.S. federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from various DRAM suppliers in the United States of America during a specified time period commencing on or after October 1, 2001 (“Direct U.S. Purchaser Class”). The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation held a hearing and subsequently ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated or consolidated pretrial proceedings as part of a Multi-District Litigation (“MDL”). In June 2005, with the permission of the U.S. District Court for the Northern District of California, the plaintiffs filed a second amended complaint alleging that the unlawful conduct commenced on approximately April 1, 1999 and continued through at least June 30, 2002. The Company has reached a settlement agreement with the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court for the Northern District of California) and has secured individual settlements with seven direct customers in addition to those OEMs identified by the DOJ.
      Sixty-three additional cases were filed between August 2, 2002 and September 16, 2005 in numerous federal and state courts throughout the United States of America. Each of these state and federal cases (except a case filed in the U.S. District Court for the Eastern District of Pennsylvania) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States of America during specified time periods commencing in or after 1999 (“Indirect U.S. Purchaser Class”). The Eastern District of Pennsylvania case purports to be on behalf of a class of foreign individuals and entities who directly purchased DRAM outside of the United States of America between April 1999 and June 2000 (“Direct Foreign Purchaser Class”). The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in unspecified amounts, restitution, costs, attorneys’ fees and an injunction against the allegedly unlawful conduct. In response to a petition filed by one of the plaintiffs, a judge appointed by the Judicial Council of California subsequently ordered that the then-pending California state cases be coordinated for pretrial purposes and recommended that they be transferred to San Francisco County Superior Court for coordinated or consolidated pretrial proceed-

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
ings. Subsequently 12 of the state court cases and the U.S. District Court for the Eastern District of Pennsylvania case were ordered transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated and consolidated pretrial proceedings as part of the MDL described above. After this transfer, the plaintiffs dismissed two of the transferred state court cases. Two additional transferred state court cases were subsequently remanded back to their relevant state courts. The Company is defending against these actions vigorously.
      In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. The Company has reassessed the matter after its plea agreement with the DOJ and made an accrual during the 2004 financial year for a probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although the Company cannot more accurately estimate the amount of such actual fine. The Company is fully cooperating with the Commission in its investigation.
      In May 2004, the Canadian Competition Bureau advised the Company’s U.S. subsidiary that it and its affiliated companies are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act in the DRAM industry. No compulsory process (such as subpoenas) has been commenced. The Company is cooperating with the Competition Bureau in its inquiry.
      In October 2004, a proposed class proceeding was commenced against the Company in the Canadian province of Quebec on behalf of indirect purchasers, who purchased products in Quebec from certain OEM customers which contained DRAM during the period from July 1999 to June 2002, seeking damages in unspecified amounts, investigation costs, interest and legal costs in respect of activities which are the subject of the Company’s September 15, 2004 plea agreement with the DOJ. In the period from December 2004 to February 2005, three other proposed class proceedings were commenced in the provinces of Ontario, Quebec and British Columbia on behalf of all direct and indirect purchasers resident, respectively, in Canada (in the case commenced in the province of Ontario), the province of Quebec and British Columbia, who purchased DRAM or products which contained DRAM during the period from July 1999 to June 2002, seeking damages, punitive damages, investigation and administration costs, in unspecified amounts, interest and legal costs.
      Between September 30, 2004 and November 4, 2004 a total of seven securities class action complaints were filed against the Company in the U.S. District Courts for the Northern District of California and the Southern District of New York. The plaintiffs voluntarily dismissed the New York cases, and on June 30, 2005 filed a Consolidated Amended Complaint in California, effectively consolidating all the lawsuits. The Consolidated Amended Complaint alleges violations of the U.S. federal securities laws and seeks damages on behalf of a purported class of purchasers of the Company’s publicly traded securities during the period from March 13, 2000 to July 19, 2004. The Company is vigorously defending against allegations of U.S. securities laws violations.
      In late 2002, MOSAID Technologies Inc. (“MOSAID”) alleged that the Company was violating 11 DRAM-related U.S. patents of MOSAID. In December 2002, the Company filed an action in the U.S. District Court for the Northern District of California seeking a declaratory judgment that the Company was not violating such patents. On February 7, 2003, MOSAID filed a counter-suit opposing the Company’s motion for declaratory judgment and seeking damages for the alleged patent infringement. On November 3, 2003, MOSAID announced that it had filed an amended counterclaim to add two new patents to its previous claims. This matter has since been consolidated under the federal multidistrict litigation rules with another lawsuit filed by MOSAID against Samsung Electronics Co. Ltd. (“Sam-

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
sung”) in the U.S. District Court for the District of New Jersey. On April 1, 2005, the U.S. District Court issued a summary judgment order that the Company’s products did not infringe most of MOSAID’s asserted claims, leaving the infringement of only two claims in one patent still to be determined. A trial date for these claims has not yet been scheduled. On April 6, 2005, MOSAID filed an additional lawsuit in the U.S. District Court for the Eastern District of Texas, alleging that the Company’s DRAM products infringe one or more claims of three MOSAID patents. A trial on this issue has been scheduled for October 2006. The Company intends to vigorously defend against MOSAID’s claims.
      On March 5, 2005, Tessera Technologies, Inc. (“Tessera”) filed a lawsuit in the U.S. District Court for the Eastern District of Texas, alleging that the Company’s products containing ball grid array packages infringe five Tessera patents. On April 13, 2005, Tessera amended its complaint to allege that the Company and Micron violated U.S. antitrust law, Texas unfair competition law, and Texas business tort law by conspiring to harm the sale of Rambus’ RDRAM chips, thereby injuring Tessera’s ability to sell chip packaging for RDRAM chips. A trial has been scheduled for August 2006. The Company intends to vigorously defend against Tessera’s claims.
      Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of September 30, 2005, the Company had accrued liabilities in the amount of €144 related to the antitrust investigations and related antitrust and securities civil claims described above. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s results of operations, financial position and cash flows.
      An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in substantial financial liability to, and other adverse effects upon the Company, which would have a material adverse effect on its business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial position and cash flows.
      An adverse final resolution in the MOSAID or Tessera lawsuits could result in significant financial liabilities to, and other adverse effects upon the Company, which would have a material adverse effect on the Company’s results of operations, financial position and cash flows.
      The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the year of settlement.
      In connection with the Company’s formation, Siemens retained certain facilities located in the U.S. and certain related environmental liabilities. Businesses contributed to the Company by Siemens historically conducted operations at certain of these facilities and, under applicable law, could be required to contribute to the environmental remediation of these facilities despite their retention by Siemens. Siemens has provided guarantees to certain third parties and governmental agencies, and all

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
involved parties have recognized Siemens as the responsible party for all applicable sites. No assessments have been made of the extent of environmental remediation, if any, that could be required, and no claims have been made against the Company in this regard. The Company believes its potential exposure, if any, to liability for remediating the U.S. facilities retained by Siemens is therefore low.

Contractual Commitments
      The following table summarizes the Company’s commitments with respect to external parties as of September 30, 2005(1)(2):

	Payments due to period

		Less
		than	1-2	2-3	3-4	4-5	After
	Total	1 year	years	years	years	years	5 years

Contractual commitments:
Operating lease payments	850	94	71	61	56	54	514
Unconditional purchase commitments	1,505	1,379	45	24	9	9	39
Other long-term commitments	138	46	46	46	—	—	—

Total commitments	2,493	1,519	162	131	65	63	553

(1)	Certain payments of obligations or expirations of commitments that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of payments or expirations in the particular case. Actual outcomes could differ from those estimates.

(2)	Product purchase commitments associated with continuing capacity reservation agreements are not included in this table, since the purchase prices are based, in part, on future market prices, and are accordingly not accurately quantifiable at September 30, 2005. Purchases under these arrangements aggregated approximately €950 for the year ended September 30, 2005.
     In December 2002, the Company and Semiconductor Manufacturing International Corporation (“SMIC”) entered into a technology transfer and capacity reservation agreement. In exchange for the technology transfer, SMIC will reserve specified capacity over a five-year period, with product purchases based on a market price formula. In 2004 the parties amended their agreement to include next generation technology.
      On July 28, 2003, the Company entered into a joint venture agreement with China-Singapore Suzhou Industrial Park Venture Company (“CSVC”) for the construction of a back-end manufacturing facility in the People’s Republic of China. The capital invested by CSVC earns an annual return and has a liquidation preference. All accumulated earnings and dividend rights accrue to the benefit of the Company. Accordingly, the Company has consolidated 100% of the results of operations of the joint venture from inception.
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

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Other Contingencies
      The following table summarizes the Company’s contingencies with respect to external parties, other than those related to litigation, as of September 30, 2005(1):

	Expirations by period

		Less
		than	1-2	2-3	3-4	4-5	After
	Total	1 year	years	years	years	years	5 years

Maximum potential future payments:
Guarantees	462	99	204	23	5	—	131
Contingent government grants(2)	516	67	101	128	42	55	123

Total contingencies	978	166	305	151	47	55	254

(1)	Certain expirations of contingencies that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of expirations in the particular case. Actual outcomes could differ from those estimates.

(2)	Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not otherwise guaranteed and could be refundable if the total project requirements are not met.
     The Company has guarantees outstanding to external parties of €462 as of September 30, 2005. In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of September 30, 2005, such inter-company guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €1,604, of which €1,340 relates to convertible notes issued.
      The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of September 30, 2005, a maximum of €516 of these subsidies could be refundable.
      On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo south of Munich, Germany. The office complex, called Campeon, will enable the Company to centralize the majority of its Munich-area employees, who are currently situated in various locations throughout Munich, in one central physical working environment. MoTo is responsible for the construction, which was completed in the second half of 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. The Company occupied Campeon under an operating lease arrangement in October 2005 and has begun the gradual move of employees to this new location. The complex was leased for a period of 20 years. After year 15, the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 in escrow, which was included in restricted cash as of September 30, 2005, and could not be utilized by the lessor prior to occupation. Lease payments are subject to limited adjustment based on specified financial ratios related to the Company. The agreement will be accounted for as an operating lease, in accordance with SFAS No. 13, with monthly lease payments expensed on a straight-line basis over the lease term.

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
      A tabular reconciliation of the changes in the aggregate product warranty liability for the year ended September 30, 2005 is as follows:

2005

Balance as of October 1, 2004	68
Accrued during the year, net	33
Settled during the year	(51)

Balance as of September 30, 2005	50

32.	Operating Segment and Geographic Information
      The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.
      Effective January 1, 2005, the Company simplified its organization to create shorter and faster decision paths across the entire Company, a stronger customer orientation, as well as greater efficiency and flexibility. The Mobile business and Wireline Communication segment have been combined into the new Communication segment to align the Company’s structure with market developments. At the same time, the security and chip card activities and the ASIC & Design Solutions business have been integrated into the extended Automotive, Industrial and Multimarket segment. The segments’ financial position and results of operations of prior years have been reclassified to be consistent with the revised reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.
      As a result, the Company now operates primarily in three major operating segments, two of which are application focused: Automotive, Industrial and Multimarket, and Communication; and one of which is product focused: Memory Products. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category pursuant to SFAS No. 131.
      The accounting policies of the segments are substantially the same as described in the summary of significant accounting policies (see note 2). Each of the segments has a segment manager reporting directly to the Chief Executive Officer and Chief Financial Officer, who have been collectively identified as the Chief Operating Decision Maker (“CODM”). The CODM makes decisions about resources to be allocated to the segments and assesses their performance using revenues and EBIT. The CODM does not review asset information by segment nor does he evaluate the segments on these criteria on a regular basis, except that the CODM is provided information regarding certain inventories on an operating segment basis. The Company does, however, allocate depreciation expense to the operating

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
segments based on production volume and product mix using standard costs. Information with respect to the Company’s operating segments follows:

Automotive, Industrial and Multimarket
      The Automotive, Industrial and Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions for use in automotive, industrial and multimarket applications.

Communication
      The Communication segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireline and wireless communication applications.

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
      Selected segment data for the years ended September 30, 2003, 2004 and 2005 is as follows:

	2003	2004	2005

Net sales:
Automotive, Industrial and Multimarket	2,186	2,540	2,516
Communication	1,428	1,689	1,391
Memory Products	2,485	2,926	2,826
Other Operating Segments	21	11	12
Corporate and Reconciliation	32	29	14

Total	6,152	7,195	6,759

	2003	2004	2005

EBIT:
Automotive, Industrial and Multimarket	148	252	134
Communication	(213)	(44)	(295)
Memory Products	31	169	122
Other Operating Segments	(50)	(75)	(4)
Corporate and Reconciliation	(215)	(46)	(140)

Total	(299)	256	(183)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

	2003	2004	2005

Depreciation and Amortization:
Automotive, Industrial and Multimarket	356	398	400
Communication	305	232	185
Memory Products	768	683	724
Other Operating Segments	8	7	7
Corporate and Reconciliation	—	—	—

Total	1,437	1,320	1,316

	2003	2004	2005

Equity in earnings (losses) of Associated Companies:
Automotive, Industrial and Multimarket	—	—	—
Communication	4	5	4
Memory Products	22	(16)	54
Other Operating Segments	(1)	(4)	(2)
Corporate and Reconciliation	(7)	1	1

Total	18	(14)	57

	2003	2004	2005

Inventories:
Automotive, Industrial and Multimarket	332	359	336
Communication	209	266	201
Memory Products	415	334	484
Other Operating Segments	3	1	1
Corporate and Reconciliation	—	—	—

Total	959	960	1,022

      Goodwill at September 30, 2004 and 2005 is reflected in the following segments:

	2004	2005

Goodwill:
Automotive, Industrial and Multimarket	13	—
Communication	51	27
Memory Products	81	88
Other Operating Segments	6	8
Corporate and Reconciliation	—	2

Total	151	125

      Due to the organizational structure of the operating segments, there are currently no sales transactions between operating segments. Accordingly, net sales by operating segment represent sales to external customers.
      As of September 30, 2003 and 2004, raw material and work-in-process of certain common logic production front-end facilities, and work-in-process of the common back-end facilities, were not under the direct control or responsibility of any of the operating segment managers, but rather of the site management. The site management was responsible for the execution of the production schedule, volume and units. Accordingly, this inventory was not attributed to any operating segment, but was

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
included in the “corporate and reconciliation” column. Only unstarted wafers of the back-end facilities (“chip stock”) and finished goods were attributable to the operating segments and included in the segment information reported to the CODM. As of September 30, 2005, all inventory was attributed to the respective operating segment, since it was under the direct control and responsibility of the respective operating segment managers. Prior periods have been reclassified to conform to the current year presentation.
      Certain items are included in corporate and reconciliation and are not allocated to the segments, consistent with the Company’s internal management reporting. These include certain corporate headquarters’ costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, restructuring charges are included in corporate and reconciliation and not allocated to the segments for internal or external reporting purposes, since they arise from corporate directed decisions not within the direct control of segment management. Furthermore, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by corporate and reconciliation. The Company allocates excess capacity costs based on a foundry model, whereby such allocations are reduced based upon the lead time of order cancellation or modification. Any unabsorbed excess capacity costs are included in corporate and reconciliation. Significant components of corporate and reconciliation EBIT for the years ended September 30, 2003, 2004 and 2005 are as follows:

	2003	2004	2005

Corporate and Reconciliation:
Unabsorbed excess capacity costs	(101)	(34)	(12)
Restructuring charges	(29)	(17)	(78)
Corporate information technology development costs	(13)	—	—
Other, net	(72)	5	(50)

Total	(215)	(46)	(140)

      The following is a summary of net sales and of property, plant and equipment by geographic area for the years ended September 30:

	2003	2004	2005

Net sales:
Germany	1,535	1,675	1,354
Other Europe	1,112	1,263	1,210
North America	1,393	1,524	1,504
Asia/ Pacific	1,821	2,263	2,223
Japan	256	364	332
Other	35	106	136

Total	6,152	7,195	6,759

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

	2003	2004	2005

Property, plant and equipment:
Germany	2,152	1,962	1,625
Other Europe	652	514	516
North America	641	619	1,093
Asia/ Pacific	369	490	515
Japan	1	1	2
Other	2	1	—

Total	3,817	3,587	3,751

      Revenues from external customers are based on the customers’ billing location. Regional employment data is provided in note 7.
      Except for sales to Siemens, which are discussed in note 27, no single customer accounted for more than 10% of the Company’s sales during any of the years ended September 30, 2003, 2004 and 2005. Sales to Siemens are made primarily by the non-memory product segments.
      The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments.
      EBIT is determined as follows from the consolidated statements of operations, without adjustment to the U.S. GAAP amounts presented:

	For the years ended September 30,

	2003	2004	2005

Net (loss) income	(435)	61	(312)
Add: Income tax expense	84	154	120
Interest expense, net	52	41	9

EBIT	(299)	256	(183)

33.	Subsequent Events
      In November 2005, the Company’s Supervisory Board approved a plan to transfer the assets and liabilities of its Memory Products segment into a separate, wholly owned subsidiary of the Company (this “drop-down” of assets and liabilities, or Teilbetrieb, is known as an Ausgliederung under German law).

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: November 23, 2005
Munich, Germany

Infineon Technologies AG

By:	/s/ DR. WOLFGANG ZIEBART

Dr. Wolfgang Ziebart

Member of the Management Board and
Chief Executive Officer

By:	/s/ PETER J. FISCHL

Peter J. Fischl

Member of the Management Board and
Chief Financial Officer

Exhibit Index

Exhibit				Exhibit	Filing Date	SEC File
Number		Description of Exhibit	Form	Number	with SEC	Number

1	.1*	Articles of Association (as of October 2005) (English translation)
1.2		Rules of Procedure for the Management Board (English translation)	20-F	1.2	December 21, 2000	1-15000
1	.3*	Rules of Procedure for the Supervisory Board (English translation)
1	.4*	Rules of Procedure for the Investment Finance and Audit Committee of the Supervisory Board (English translation)
4.1		Management and Services Agreement between Siemens AG and Infineon Technologies AG (“Infineon”), effective as of April 1, 1999 (English translation)	F-1	10.3	February 18, 2000	333-11508
4.2		Framework Agreement between Siemens AG and Infineon regarding technical development by Siemens’ Central Technical Division, effective as of April 1, 1999 (English translation)	F-1	10.4	February 18, 2000	333-11508
4.3		Patent Cross License Agreement between Infineon and Siemens AG, dated as of February 11, 2000	F-1	10.7	February 18, 2000	333-11508
4.4		Framework lease regarding commercial property between Siemens AG and Infineon, dated as of August 10, 1999 (Otto-Hahn-Ring 6, Sankt-Martin-Strasse 76 and Sankt-Martin-Str. 53) (English translation)	F-1	10.9	February 18, 2000	333-11508
4.5		Individual lease under a framework lease regarding commercial property between Siemens AG and Infineon, dated as of September 29, 1999) (Sankt-Martin-Str. 53) (English translation)	F-1	10.10	February 18, 2000	333-11508
4.6		Individual lease under a framework lease regarding commercial property between Siemens AG and Infineon, dated as of August 12, 1999) (Sankt-Martin-Str. 76) (English translation)	F-1	10.11	February 18, 2000	333-11508
4.7		Individual lease under a framework lease regarding commercial property between Siemens AG and Infineon, dated as of October 14, 1999) (Otto-Hahn-Ring 6) (English translation)	F-1	10.12	February 18, 2000	333-11508
4.8		Lease regarding commercial property between SIM 12, Grundstücks GmbH & Co. KG and Infineon, dated as of July 29, 1999 (Balanstrasse 73) (English translation)	F-1	10.13	February 18, 2000	333-11508
4.9		Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and Compagnie IBM France, dated as of June 24, 1999	F-1	10.15	February 18, 2000	333-11508
4.10		Registration Rights Agreement dated as of June 29, 2001, among Infineon, Siemens AG, Siemens Nederland N.V. and Siemens Pension Trust e.V.	F-3	10.2	July 10, 2001	333-3590
4.11		Framework Loan Agreement, dated April 3, 2001, between Infineon and Siemens AG (English translation)	F-3	10.1	July 10, 2001	333-3590
4.12		Non Compete Agreement between OSRAM GmbH and Infineon dated as of April 3, 2001	20-F	4.32	December 4, 2001	1-15000
4.13		Terms and Conditions of 4.25% Guaranteed Subordinated Convertible Notes due 2007 in the aggregate nominal amount of EUR 1,000,000,000 (the “Subordinated Convertible Notes”) issued on February 1, 2002 by Infineon Technologies Holding B.V.	20-F	4.33	December 4, 2002	1-15000

Exhibit				Exhibit	Filing Date	SEC File
Number		Description of Exhibit	Form	Number	with SEC	Number

4.14		Undertaking for Granting of Conversion Rights from Infineon to JPMorgan Chase Bank for the benefit of the holders of the Subordinated Convertible Notes, dated February 1, 2002	20-F	4.34	December 4, 2002	1-15000
4.15		Subordinated Guarantee of Infineon, as Guarantor, in favor of the holders of Subordinated Convertible Notes, dated February 1, 2002	20-F	4.35	December 4, 2002	1-15000
4.16		Loan Agreement dated February 1, 2002, between Infineon Technologies Holding B.V., as Issuer, and Infineon	20-F	4.36	December 4, 2002	1-15000
4.17		Assignment Agreement dated February 1, 2002, among Infineon Technologies Holding B.V., Infineon and JPMorgan Chase Bank for the benefit of the holders of the Subordinated Convertible Notes	20-F	4.37	December 4, 2002	1-15000
4	.18†	Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002	20-F	4.38	December 4, 2002	1-15000
4	.19*†	Amendments No 1, 2 and 3 to the Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002
4.20		Terms and Conditions of 5% Guaranteed Subordinated Convertible Notes due 2010 in the aggregate nominal amount of EUR 700,000,000 (the “2010 Notes”) issued on June 5, 2003 by Infineon Technologies Holding B.V.	20-F	4.30	November 21, 2003	1-15000
4.21		Undertaking for Granting of Conversion Rights from Infineon to JPMorgan Chase Bank for the benefit of the holders of the 2010 Notes, dated June 2, 2003	20-F	4.31	November 21, 2003	1-15000
4.22		Subordinated Guarantee of Infineon, as Guarantor, in favor of the holders of 2010 Notes, dated June 2, 2002	20-F	4.32	November 21, 2003	1-15000
4.23		Loan Agreement dated June 2, 2003, between Infineon Technologies Holding B.V., as Issuer, and Infineon	20-F	4.33	November 21, 2003	1-15000
4.24		Assignment Agreement dated June 2, 2003, among Infineon Technologies Holding B.V., Infineon and JPMorgan Chase Bank for the benefit of the holders of the 2010 Notes	20-F	4.34	November 21, 2003	1-15000
4	.25†	Amendment 1, dated June 26, 2003, to Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and Compagnie IBM France, dated as of June 24, 1999	20-F	4.35	November 21, 2003	1-15000
4	.26†	Real Estate Leasing Contract between MoTo Object CAMPEON GmbH & Co. KG and Infineon dated as of December 23, 2003, with Supplementary Agreements No 1 and 2 (English translation)	20-F	4.28	November 26, 2004	1-15000
4	.27†	Settlement and License Agreement by and among Rambus Inc., Infineon, Infineon Technologies North America Corp. and Infineon Technologies Holding North America Inc. dated as of March 21, 2005	10-Q of Rambus Inc.	10.17	April 29, 2005	000-22339
4	.28*†	Settlement Agreement and Mutual General Release by and between Infineon and ProMOS Technologies Inc. dated as of November 10, 2004
8	*	List of Significant Subsidiaries and Associated Companies of Infineon
12.1*		Certification of chief executive officer pursuant to Exchange Act Rule 13a-14(a)
12.2*		Certification of chief financial officer pursuant to Exchange Act Rule 13a-14(a)

Exhibit			Exhibit	Filing Date	SEC File
Number	Description of Exhibit	Form	Number	with SEC	Number

13*	Certificate pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
14*	Consent of KPMG Deutsche Treuhand-Gesellschaft AG

*	Filed herewith

†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.