Form 20-F
period 2006-09-30
INFINEON TECHNOLOGIES AG
filed 2006-11-30
CIK 1107457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☐
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☒
For the fiscal year ended September 30, 2006
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________to ____________. ☐
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☐
Date of event requiring this shell company report ____________.
Commission file number: 1-15000
Infineon Technologies AG
(Exact name of Registrant as specified in its charter)
Federal Republic of Germany
(Jurisdiction of incorporation or organization)
Am Campeon 1-12,
D-85579 Neubiberg
Federal Republic of Germany
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered

American Depositary Shares, each representing one ordinary share, notional value €2.00 per share Ordinary shares, notional value €2.00 per share *	New York Stock Exchange New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

     Securities registered or to be registered pursuant to Section 12(g) of the Act: None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.    747,609,294 ordinary shares, notional value €2.00 per share
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒
     Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer☒	Accelerated filer☐	Non-accelerated filer☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☒
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒
     (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐ No ☐

INFINEON TECHNOLOGIES AG
ANNUAL REPORT ON FORM 20-F
FOR THE FINANCIAL YEAR ENDED
SEPTEMBER 30, 2006

CROSS REFERENCES TO FORM 20-F

		Page

PART I:
Item 1:	Identity of Directors, Senior Management and Advisers	n/a
Item 2:	Offer Statistics and Expected Timetable	n/a
Item 3:	Key Information:
	Selected Financial Data	1
	Exchange Rate Information	111
	Risk Factors	42
Item 4:	Information on the Company:
	History and Development of the Company	53
	Business Overview	53
	Organizational Structure	109
	Property, Plant and Equipment	70; 87
Item 4A:	Unresolved Staff Comments	none
Item 5:	Operating and Financial Review and Prospects	2
	Operating Results	8
	Liquidity and Capital Resources	21
	Research and Development; Patents and Licenses	75
	Trend Information	38
	Off-Balance Sheet Arrangements	24
	Contractual Obligations	23
Item 6:	Directors, Senior Management and Employees:
	Directors and Senior Management	88
	Compensation	97
	Board Practices	94
	Employees	27
	Share Ownership	102
Item 7:	Major Shareholders and Related Party Transactions:
	Major Shareholders	102
	Related Party Transactions	103
Item 8:	Financial Information	F-1
	Litigation	80
	Dividend Policy	109
Item 9:	The Offer and Listing:
	Price History of the Stock	110
	Markets	110
Item 10:	Additional Information:
	Articles of Association	104
	Material Contracts	120
	Exchange Controls	116
	Taxation	112
	Subsidiary Information	109
Item 11:	Quantitative and Qualitative Disclosure About Market Risk	35
Item 12:	Description of Securities Other Than Equity Securities	n/a

PART II:
Item 13:	Defaults, Dividend Arrearages and Delinquencies	none
Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	none
Item 15:	Controls and Procedures	117
Item 16A:	Audit Committee Financial Expert	119
Item 16B:	Code of Ethics	120
Item 16C:	Principal Accountant Fees and Services	120
Item 16D:	Exemption from the Listing Standards for Audit Committees	120
Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	none

PART III:
Item 18:	Financial Statements	F-1
Item 19:	Exhibits (See Exhibit Index)	—

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
        Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Our consolidated financial statements are expressed in euro. In this annual report, references to “euro” or “€” are to euro and references to “U.S. dollars” or “$” are to United States dollars. For convenience, this annual report contains translations of euro amounts into U.S. dollars at the rate of €1.00 = $1.2687, the noon buying rate of the Federal Reserve Bank of New York for euro on September 29, 2006. The noon buying rate for euro on November 28, 2006 was €1.00 = $1.3162. Our financial year ends on September 30 of each year. References to any financial year refer to the year ended September 30 of the calendar year specified. In this annual report, references to:

•	“our company” are to Infineon Technologies AG; and

•	“we”, “us” or “Infineon” are to Infineon Technologies AG and, unless the context otherwise requires, to its subsidiaries including Qimonda, and its predecessor, the former semiconductor group of Siemens AG; and

•	“Qimonda” are to Qimonda AG and its subsidiaries, and its predecessor, the former memory products segment of Infineon.
      This annual report contains market data that has been prepared or reported by Gartner Inc. and its unit Dataquest, Inc. (together “Gartner Dataquest”), Frost & Sullivan, IC Insights, Inc. (“IC Insights”), IMS Research Ltd. (“IMS Research”), iSuppli Corporation (“iSuppli”), Strategy Analytics, Inc. (“Strategy Analytics”), and World Semiconductor Trade Statistics (“WSTS”).
      Figures presented in tabular format may not add up due to rounding.
      Special terms used in the semiconductor industry are defined in the glossary.
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
Principal Business Address
      Our principal business address is Am Campeon 1-12, D-85579 Neubiberg, Federal Republic of Germany

iii

SELECTED CONSOLIDATED FINANCIAL DATA
        You should read the following selected consolidated financial data in conjunction with our consolidated financial statements, the related notes and “Operating and Financial Review”, all of which appear elsewhere in this annual report.
      We have derived the selected consolidated statement of operations and cash flow data for the 2002 through 2006 financial years and the selected consolidated balance sheet data at September 30, 2002 through 2006 from our consolidated financial statements, which have been prepared in accordance with U.S. GAAP and audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm.

	For the years ended September 30,(1)

	2002	2003	2004	2005	2006	2006(2)(3)

	(in millions, except per share data)
Selected Consolidated Statement of Operations data
Net sales	€4,890	€6,152	€7,195	€6,759	€7,929	$10,060
Cost of goods sold	4,289	4,614	4,670	4,909	5,854	7,427

Gross profit	601	1,538	2,525	1,850	2,075	2,633
Research and development expenses	1,060	1,089	1,219	1,293	1,249	1,585
Selling, general and administrative expenses	643	679	718	655	751	953
Restructuring charges(4)	16	29	17	78	23	29
Other operating (income) expense, net	(46)	85	257	92	108	137

Operating income (loss)	(1,072)	(344)	314	(268)	(56)	(71)
Interest expense, net	(25)	(52)	(41)	(9)	(92)	(117)
Equity in earnings (losses) of associated companies, net	(47)	18	(14)	57	78	99
Gain (loss) on subsidiaries and associated company share issuance, net (5)	18	(2)	2	—	19	24
Other non-operating income (expense), net	(41)	21	(64)	26	(33)	(42)
Minority interests	7	8	18	2	(23)	(29)

Income (loss) before income taxes	(1,160)	(351)	215	(192)	(107)	(136)
Income tax (expense) benefit	143	(84)	(154)	(120)	(161)	(204)

Net income (loss) from continuing operations	(1,017)	(435)	61	(312)	(268)	(340)
Net loss from discontinued operation	(4)	—	—	—	—	—

Net income (loss)	€(1,021)	€(435)	€61	€(312)	€(268)	$(340)

Basic and diluted earnings (loss) per share:
Continuing operations	€(1.46)	€(0.60)	€0.08	€(0.42)	€(0.36)	$(0.46)
Discontinued operation	(0.01)	—	—	—	—	—

Net (loss) income	€(1.47)	€(0.60)	€0.08	€(0.42)	€(0.36)	$(0.46)

Weighted average shares outstanding — basic (millions)	695	721	735	748	748	748
Weighted average shares outstanding — diluted (millions)	695	721	737	748	748	748
Selected Consolidated Balance Sheet data
Cash and cash equivalents	€1,199	€969	€608	€1,148	€2,040	$2,587
Marketable securities	738	1,784	1,938	858	615	780
Working capital (deficit), excluding cash and cash equivalents and marketable securities	(129)	419	(124)	186	(279)	(353)
Total assets	10,918	10,875	10,864	10,284	11,185	14,190
Short-term debt, including current portion of long-term debt	120	149	571	99	797	1,011
Long-term debt, excluding current portion	1,710	2,343	1,427	1,566	1,208	1,533
Shareholders’ equity	6,158	5,666	5,978	5,629	5,315	6,743
Selected Consolidated Cash Flow data
Net cash provided by operating activities	226	731	1,857	1,039	974	1,236
Net cash used in investing activities	(1,244)	(1,522)	(1,809)	(238)	(824)	(1,045)
Depreciation and amortization expenses	€1,370	€1,437	€1,320	€1,316	€1,405	$1,783
Notes

(1)	Columns may not add due to rounding.

(2)	Unaudited.

(3)	Converted from euro into U.S. dollars at an exchange rate of €1 = $1.2687, which was the noon buying rate on September 29, 2006.

(4)	These charges relate to the implementation of our cost-reduction programs and initiatives taken to restructure our organization.

(5)	In 2002, ProMOS issued Global Depository Receipts in a public share offering and in 2003 ProMOS initiated a share repurchase program. In 2004, Inotera Memories, Inc. (“Inotera”) distributed employee bonuses in the form of shares. As a result of these share issuances (repurchases), our interest was diluted (increased), while our proportional share of the shareholders’ equity of these companies increased (decreased). In 2006, Inotera completed an initial public offering on the Taiwanese Stock Exchange and a public offering on the Luxembourg Stock Exchange. As a result of these transactions, we recognized a non-operating gain of €72 million. This gain was partially offset by a non-operating loss of €53 million resulting from the dilution of our interest in Qimonda following its initial public offering on the New York Stock Exchange.

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
Overview of the 2006 Financial Year
        In our 2006 financial year, which ended September 30, both the global economy and the semiconductor market were slightly stronger than in the prior year. As a global player in the semiconductor market, we were influenced by these more favorable macroeconomic and market conditions. In spite of these improved market conditions, we were also impacted by ongoing strong pricing pressure in all of our operating segments.
      The following were the key developments in our business during the 2006 financial year:

•	Our net sales increased by 17%, from €6,759 million in the 2005 financial year to €7,929 million in the 2006 financial year. Our earnings before interest and taxes (EBIT) increased from negative €183 million in the 2005 financial year to negative €15 million in the 2006 financial year. Our cash flow from operations decreased from €1,039 million in the 2005 financial year to €974 million in the 2006 financial year.

•	In August 2006, Qimonda, our memory business, successfully completed an initial public offering on the New York Stock Exchange of 42 million new ordinary shares, together with 6.3 million existing shares from Infineon in an over-allotment option, at a price of $13 per share. We incurred aggregate charges of approximately €80 million primarily in connection with the formation of Qimonda, the dilution of our interest in Qimonda following its initial public offering, as well as our sale of Qimonda shares upon exercise of the underwriters’ over-allotment option.

•	In March and May 2006, our joint venture Inotera Memories, Inc. (“Inotera”) successfully completed an initial public offering on the Taiwanese Stock Exchange of 200 million ordinary shares and a public offering on the Luxembourg Stock Exchange of 40 million global depositary shares (representing 400 million ordinary shares), each at an issuance price of NT$33 per ordinary share. As a result of these transactions, we recognized non-operating gains of €72 million.

•	In June 2006, we and MOSAID Technologies Inc. (“MOSAID”) reached agreements settling all claims between us and licensing to us the MOSAID patent portfolio for use in our current and future products. Under the terms of the settlement agreements, MOSAID purchased fifty patents from us. We retain royalty-free “lives of the patents” licenses to use these patents in the manufacturing and sale of any products. In addition, MOSAID granted us a six year license to use any MOSAID patents in the manufacturing and sale of semiconductor products, as well as a “lives of patents” license to those MOSAID patent families that had been in dispute.

•	In August 2006, Infineon and Qimonda entered into settlement agreements with Tessera Inc. (“Tessera”) with respect to all of Tessera’s patent-infringement and anti-trust-related claims. Pursuant to the settlement, Infineon and Qimonda entered into six-year license agreements with Tessera that provide Infineon and Qimonda a world-wide, non-exclusive, non-transferable and non-sub licensable license to use a portfolio of Tessera patents.

•	We recognized charges of €91 million in the 2006 financial year within the Communication Solutions segment, primarily in connection with the insolvency of BenQ’s German subsidiary.

•	We continued to invest heavily in research and development and achieved a number of significant milestones during the year, including the introduction of:

•	highly-secure identification chips for the new United States government electronic passport, designed to facilitate international travel by allowing automatic identity verification, faster immigration inspections and greater border protection and security;

•	the most advanced 32-bit embedded flash microcontrollers for automotive applications in series production, making us the first semiconductor manufacturer worldwide to achieve high-volume output of embedded flash products using 130-nanometer technology;

•	a family of 100V MOSFET devices that can reduce the parts count in switched mode power supplies (SMPSs) by 30%, and reduces losses of up to 20%, compared to solutions based on standard technologies. OptiMOS® 2 offers optimum performance in AC/DC and DC/DC power conversion applications in computer servers, and telecommunications and networking systems;

•	SMARTi 3GE, the world’s first one-chip, six-band WCDMA (Wideband Code Division Multiple Access) and quad-band EDGE radio frequency transceiver for mobile phones manufactured in RF CMOS technology;

•	S-GOLD3H, a baseband processor for mobile phones supporting next-generation HSDPA (High-Speed Downlink Packet Access) data rates of up to 7.2 megabits per second (Mbit/s);

•	E-GOLDvoice, a GSM single-chip for mobile phones which integrates a baseband processor, radio frequency transceiver, power management unit and RAM, achieving a new record level of silicon integration for mobile communications; and

•	Danube, a single-chip solution for ADSL2+ broadband IAD (integrated access device) and home gateway applications enabling services such as VoIP, video-conferencing and IPTV.

•	Qimonda likewise achieved a number of significant milestones during the year, including:

•	the introduction of DDR2 Fully-Buffered DIMMs in high volume as a new technology for Intel’s Bensley server platforms;

•	the introduction of the industry’s first DDR3 SO-DIMM samples to ATI for future notebook designs; and

•	becoming the preferred supplier of GDDR3 Graphics RAM for Microsoft’s game console XBox 360.

•	As part of our ongoing project to improve our production processes and expand our production capabilities, we:

•	opened our first Asia-based front-end power fab located in Kulim Hi-Tech Park, Malaysia. We plan to invest approximately $1 billion in this production facility. Maximum capacity will be approximately 100,000 wafer starts per month using 200-millimeter wafers. The new facility will produce power and logic chips used in industrial and automotive power applications;

•	developed additional 130-nanometer process options to fulfill the needs of specialty applications;

•	achieved significant progress in our advanced 65-nanometer logic technology, with the successful manufacture of our first cell-phone chips;

•	are developing a 45-nanometer logic technology, with the first working circuits in 45-nanometer logic technology already proven in silicon;

•	signed an agreement with Chartered Semiconductor Manufacturing Ltd. (“Chartered Semiconductor”) regarding the manufacturing of 65-nanometer logic products;

•	finalized the first phase of the ramp-up of the new 300-millimeter manufacturing module at Richmond with a capacity of 25,000 wafer starts per month;

•	announced with Nanya Technology Corporation (“Nanya”) that we have successfully qualified the next generation 75-nanometer DRAM trench technology and the first 512M DDR2 product that has been jointly developed at Qimonda’s R&D centers in Dresden and Munich, Germany; and

•	expanded our foundry relationship with Winbond Electronics Corp., Hsinchu, Taiwan (“Winbond”) to include the transfer of next generation 80-nanometer DRAM trench technology.
Our Business
        We design, develop, manufacture and market a broad range of semiconductors and complete system solutions used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer goods, automotive products, industrial automation and control systems, and chip card applications. Our products include standard commodity components, full-custom devices, semi-custom devices, and application-specific components for memory, analog, digital, and mixed-signal applications. We have operations, investments, and customers located mainly in Europe, Asia and North America.
      Our business is organized into three principal operating segments serving various markets in the semiconductor industry:

•	Our Automotive, Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in automotive, industrial and security applications, and applications with customer-specific product requirements.

•	Our Communication Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireline and wireless communication applications.

•	Our majority-owned subsidiary Qimonda designs memory technologies and develops, manufactures, markets and sells a large variety of memory products on a module, component and chip level.
      We have two additional segments for reporting purposes, our Other Operating Segments, which includes remaining activities for certain product lines that have been disposed of, as well as other business activities, and our Corporate and Eliminations segment, which contains items not allocated to our operating segments, such as certain corporate headquarters’ costs, strategic investments, unabsorbed excess capacity and restructuring costs.
The Semiconductor Industry and Factors that Impact Our Business
        Our business and the semiconductor industry are highly cyclical and are characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life-cycles and wide fluctuations in product supply and demand. Although these factors affect all segments of our business, they are especially pronounced for Qimonda, are increasingly true for our Communication Solutions segment, and have the least impact on our Automotive, Industrial & Multimarket segment.
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
      We and Qimonda attempt to mitigate the impact of cyclicality by investing in manufacturing capacities throughout the cycle and entering into alliances and foundry manufacturing arrangements that provide flexibility in responding to changes in the cycle. We believe that Qimonda, in particular, can improve its gross margin by focusing on two key areas: the continuous improvement of cost structure and productivity through the introduction of advanced memory process technologies and the development and marketing of a broader range of memory products, focusing particularly on higher margin and less volatile applications such as infrastructure, high-end graphics, consumer and mobile applications.
          Substantial Capital and R&D Expenditures
      Semiconductor manufacturing is very capital-intensive. The manufacturing capacities that are essential to maintain a competitive cost position require large investments in manufacturing assets. The top 10 capital spenders in the industry, of which we rank number 8 according to IC Insights, account for nearly 50% of the industry’s projected 2006 capital spending budgets. Manufacturing processes and product designs are based on leading-edge technologies that require considerable research and development expenditures. A high percentage of the cost of operating a fab is fixed; therefore, increases or decreases in capacity utilization can have a significant effect on profitability.
      Because pricing, for DRAM products in particular, is market-driven and largely beyond our control, a key factor for us in achieving and maintaining profitability is to continually lower our per-unit costs by reducing our total costs and by increasing unit production output, particularly at Qimonda.
      To reduce our total costs, we also aim to share the costs of research and development and manufacturing facilities with third parties, either by establishing alliances or through the use of foundry facilities for manufacturing. We believe that cooperation in alliances for R&D and manufacturing and foundry partnerships provide us with a number of important benefits, including the sharing of risks and costs, reducing our own capital requirements, allowing us to develop a broader range of products, acquiring technical know-how, and gaining access to additional production capacities. Qimonda, for example, is developing future DRAM technologies with feature sizes of 58-nanometer together with Nanya. In addition, Qimonda has established foundry relationships with partners in Asia, including Semiconductor Manufacturing International Corporation, Shanghai, China (“SMIC”), and Winbond Electronics Corp., Hsinchu, Taiwan (“Winbond”), to increase its manufacturing capacities, and therefore its potential revenues, without investing in additional manufacturing assets. In our logic area, our principal alliances are with International Business Machines Corporation (“IBM”), New York, United States of America, Chartered Semiconductor Manufacturing Ltd., Singapore (“Chartered Semiconductor”) and Samsung Electronics Co. Ltd., Seoul, Korea (“Samsung”) for CMOS development and manufacturing at 65-nanometer and 45-nanometer process technologies, with United Microelectronics Corporation, Taipei, Taiwan (“UMC”) for 90-nanometer manufacturing, and with IBM through our manufacturing joint venture ALTIS Semiconductor S.N.C. (“ALTIS”) in Essonnes, France.
      We expect to increase unit production output through improvements in manufacturing, which is achieved by producing chips with smaller structure sizes (more bits per chip) and by producing more chips per silicon wafer (by using larger wafers). For DRAM process technology, the majority of Qimonda’s capacity is based on 110-nanometer structure sizes. In addition, 90-nanometer technology is currently in ramp-up and Qimonda has already started commercial production based on 75-nanome-

ter structure sizes, jointly developed with Nanya. Qimonda has extended its 300-millimeter capacity share during the 2006 financial year with the continuous ramp up of the facilities of Inotera, its joint venture with Nanya, and the ramp-up of foundry capacities at SMIC in Beijing, Winbond in Taichung and Qimonda’s own facility in Richmond. Qimonda plans to further extend the share of its memory production on 300-millimeter wafers with the continuous ramp-up of the 300-millimeter line in Richmond and at the joint venture Inotera. In our logic area, the majority of our capacity is based on 130-nanometer structure sizes. Our 130-nanometer logic process technology, with up to eight layers of copper metallization, is in full production at several manufacturing sites, including our Dresden facility and our manufacturing joint venture with IBM in Essonnes, France. Additional 130-nanometer process options have been developed to fulfill the needs of specialty applications. Our 90-nanometer logic technology is in production and our first cell-phone chips in our advanced 65-nanometer logic technology have been successfully manufactured. In addition, we are in the process of developing a 45-nanometer logic technology. The first working circuits in 45-nanometer logic technology were proven in silicon in financial year 2006.
      With our planned investment of approximately $1 billion in the Kulim power manufacturing facility, we will increase our manufacturing capacity mainly for automotive and industrial power products by up to 100,000 wafer starts per month using 200-millimeter wafers. At full capacity, this manufacturing facility is expected to employ about 1,700 people.
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
      We aim to offset the effects of declining unit sales prices on total net sales by optimizing product mix, by increasing unit sales volume and by continually reducing per-unit production costs. The growth in volumes depends in part on productivity improvements in manufacturing. By moving to ever-smaller structure sizes, the number of functional elements has historically doubled approximately every two years. This trend, often called Moore’s Law, has led to an average growth rate of bit-volumes of between 40% and 45% per year and, assuming constant costs per square inch of silicon, to an approximately 30% cost reduction per bit per year.
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
          Intellectual Property
      Due to the high-technology nature of the semiconductor industry, intellectual property (IP), meaning intangible assets relating to proprietary technology, is of significant importance. We do not record assets in our balance sheet for self-developed IP. Only IP licensed from others or acquired through a business acquisition is reflected on our balance sheet, and reduced through amortization over its expected useful life. The value of such acquired IP is often complex and difficult to estimate. We also derive modest revenues from the licensing of our IP, generally pursuant to cross licensing arrangements.
          Challenges that lie Ahead
      Going forward, our success will remain highly dependent on our ability to stay at the leading edge of technology development, and to continue to optimize our product portfolio. We must achieve both objectives to ensure that we have the flexibility to react to fluctuations in market demand for different types of semiconductor products. We believe that the ability to offer and the flexibility to manufacture a broad portfolio of products will be increasingly important to our long-term success in many markets within the semiconductor industry. Establishing and maintaining advantageous technology, development and manufacturing alliances, including the use of third-party foundries, and continuing our efforts to broaden our product portfolio will make it easier for us to respond to changes in market conditions and to improve our financial performance.
          Semiconductor Market Conditions in the 2006 Financial Year
      The growth of the semiconductor market accelerated only slightly through the first three quarters of the 2006 calendar year following growth of 7% in the 2005 calendar year, according to WSTS (World Semiconductor Trade Statistics). In October 2006, WSTS predicted a growth rate of 8% for the full 2006 calendar year. According to WSTS, sales in North America are expected to increase by 11% in the 2006 calendar year. The semiconductor market in Asia-Pacific is expected to increase by 11%; the Japanese market is expected to grow by 7%; the European market is expected to increase slightly by 1%. Sales of non-memory products (logic chips, analog, discrete and optical components), which accounted for 78% of the entire market in the first half of the 2006 calendar year, are predicted to grow by 6% compared with the 2005 calendar year. Sales of memory products are predicted to grow by 17% compared with the 2005 calendar year.
      Gartner Dataquest predicts worldwide growth in the 2006 calendar year of 12% for semiconductors in the communications business (wireless and wireline). Sales of semiconductors for industrial electronics are predicted to grow by 15%, for automotive electronics by 6%, for data processing by 8% and for consumer electronics by 17%.

Results of Operations
Results of Operations as a Percentage of Net Sales
      The following table presents the various line items in our consolidated statements of operations expressed as percentages of net sales.

	For the years ended September 30,(1)

	2004	2005	2006

Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(64.9)	(72.6)	(73.8)

Gross profit	35.1	27.4	26.2

Research and development expenses	(16.9)	(19.1)	(15.8)
Selling, general and administrative expenses	(10.0)	(9.7)	(9.5)
Restructuring charges	(0.2)	(1.2)	(0.3)
Other operating expense, net	(3.6)	(1.4)	(1.4)

Operating income (loss)	4.4	(4.0)	(0.8)

Interest expense, net	(0.6)	(0.1)	(1.2)
Equity in earnings (losses) of associated companies, net	(0.2)	0.9	1.0
Gain on subsidiaries and associated company share issuance, net	0.0	0.0	0.2
Other non-operating income (expense), net	(0.9)	0.4	(0.4)
Minority interests	0.3	0.0	(0.3)

Income (loss) before income taxes	3.0	(2.8)	(1.5)

Income tax expense	(2.1)	(1.8)	(2.0)

Net income (loss)	0.9%	(4.6)%	(3.5)%

(1)	Columns may not add due to rounding.
Reorganization
      Our new organizational structure became effective on May 1, 2006, following the legal separation of our memory products business into the stand-alone legal company Qimonda. The results of prior periods have been reclassified to conform to the current period presentation, as well as to facilitate analysis of current and future operating segment information. As a result of the reorganization, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to Infineon’s logic segments.
      We operate primarily in three major operating segments, two of which are application focused: Automotive, Industrial & Multimarket, and Communication Solutions; and one of which is product focused: Qimonda. Further, certain of our remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the FASB Statement of Financial Accounting Standards (“SFAS”) No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category pursuant to SFAS No. 131.
      Effective May 1, 2006, with the completion of the Qimonda carve-out, the Other Operating Segments also include revenues and earnings that Infineon’s 200-millimeter production facility in Dresden records from the sale of wafers to Qimonda under foundry agreements. The Corporate and Eliminations segment reflects the elimination of these intra-group revenues and earnings.

Net Sales
      We generate our revenues primarily from the sale of our semiconductor products and systems solutions. In addition, on average we generated more than 1% of the last three years of our sales from activities such as foundry services for divested businesses and the licensing of our intellectual property. Our semiconductor products include two main categories of semiconductors:

•	Our logic products, which include a wide array of chips and components used in electronic applications ranging from wireless and wireline communication systems, chip cards, automotive electronics and industrial applications.

•	Our memory products, such as dynamic random access memory (DRAM) products, which are used in computers and other electronic devices. We also offer a limited range of non-volatile flash memory products, which are used in consumer applications such as digital still cameras or cellular handsets.
      We made the vast majority of our product sales in the 2006 financial year through our direct sales force, with approximately 24% of net sales from our logic segments and approximately 13% of Qimonda’s net sales derived from sales made through distributors.
      We derive our license revenue from royalties and license fees earned on technology that we own and license to third parties. This enables us to recover a portion of our research and development expenses, and also often allows us to gain access to manufacturing capacity at foundries through joint licensing and capacity reservation arrangements. We recognize license income, primarily in Qimonda, resulting from the transfer of technology to our current and former alliance partners, such as Winbond, Nanya and ProMOS.
      Our net sales fluctuate in response to a mix of factors, including the following:

•	The market prices for our products, particularly our memory products;
•	Our overall product mix and sales volumes;
•	The stage of our products in their respective life cycles; and
•	The effects of competition and competitive pricing strategies.

	For the years ended September 30,

	2004	2005	2006

	(Euro in millions, except percentages)
Net sales	7,195	6,759	7,929
Changes year-on-year		(6)%	17%
Of which:
License income	76	175	29
% of net sales	1%	3%	0%
Effect of foreign exchange over prior year	(445)	(177)	142
% of net sales	(6)%	(3)%	2%
Impact of acquisitions over prior year	29	2	40
% of net sales	0%	0%	0%
      In the 2005 financial year, net sales decreased primarily due to lower demand for products of the wireless business and declining prices for DRAM products. The increase in net sales in the 2006 financial year was mainly driven by higher demand for memory products, especially for graphics, mobile and consumer DRAMs, as well as healthy growth in the Automotive, Industrial & Multimarket segment, particularly in the automotive and industrial power applications businesses. In the 2005 financial year, license income increased primarily due to the settlement reached with ProMOS, whereby €118 million in license income was recognized. The decrease in license income in the 2006 financial year was mainly driven by the non-recurring license fees from ProMOS recognized in the prior financial year. The strength of major foreign currencies (primarily the U.S. dollar) relative to the euro during the 2006 financial year positively impacted reported net sales, whereas the net sales of the 2004 and 2005 financial year were negatively impacted by the effect of foreign exchange rates. The effect of foreign exchange over the prior year is calculated as the estimated change in current year sales if the average exchange rate for the preceding year is applied as a constant rate in the current year. The increase in net sales from entities we acquired since the beginning of the prior year reflects primarily the inclusion of a full-year consolidation of sales in the year after the initial acquisition. The main effect in the 2006 financial year resulted from the initial consolidation of ALTIS as of December 31, 2005.
Net Sales by Segment

	For the years ended September 30,

	2004		2005		2006

	(Euro in millions, except percentages)
Automotive, Industrial & Multimarket	2,540	35%	2,516	37%	2,839	36%
Communication Solutions	1,689	23	1,391	21	1,205	15
Other Operating Segments(1)	16	—	285	4	310	4
Corporate and Eliminations(2)	(58)	—	(258)	(4)	(240)	(3)

Subtotal	4,187	58	3,934	58	4,114	52

Qimonda	3,008	42	2,825	42	3,815	48

Total	7,195	100%	6,759	100%	7,929	100%

(1)	Includes inter-segment sales of €273 million and €256 million for financial years ended September 30, 2005 and 2006, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

(2)	Includes the elimination of inter-segment sales of €273 million and €256 million for financial years ended September 30, 2005 and 2006, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

•	Automotive, Industrial & Multimarket — In the 2005 financial year, net sales in this segment decreased slightly compared to the 2004 financial year, despite a continued volume increase in the automotive business. The decline was primarily due to strong pricing pressure combined with decreased market volumes in the security and chipcard business. The segment experienced healthy growth in the 2006 financial year as volume grew, particularly for automotive and industrial power applications, more than offsetting ongoing pricing pressure caused by technological developments and competition. We experienced continued strong pricing pressure in the market for chipcard ICs throughout the 2006 financial year.

•	Communication Solutions — In the 2005 financial year, net sales in the Communication Solutions segment declined year-on-year due to a revenue decrease in the wireless business primarily caused by lower demand for baseband products beginning in the second quarter of the 2005 financial year, as well as continued pricing pressure. This decline could not be offset by the stable net sales trend in the wireline business. The decline in net sales in the 2006 financial year was also caused by a revenue decrease in the wireless business mainly due to a continued decline in demand for baseband products, as well as ongoing pricing pressure. This decline was partly compensated by a strong revenue increase in the wireline business.

•	Qimonda — Net sales in the 2005 financial year declined compared to the previous year mainly due to pricing pressure, particularly in the first half of the financial year, which could not be compensated by increasing bit shipments and increased revenues from licenses and Flash memory products. In addition, the continued unfavorable U.S. dollar/ Euro exchange rate further contributed to the revenue decline. Production volumes increased during the 2005 financial year primarily as a result of the ramp-up of our manufacturing joint venture Inotera and the access to additional capacity through our co-operation with Winbond and SMIC. Overall, megabit sales volume increased during the 2005 financial year as a consequence of increasing market demand, particularly for personal computers and system memory. The majority of our memory products sales were based on 256-Mbit DRAMs in the first half of the 2005 financial year and of 512-Mbit DRAMs in the second half of the 2005 financial year, as the market shifted to the next higher-density product generation. Net sales in the 2006 financial year increased compared to the previous year mainly due to increased bit shipments and a favorable U.S. dollar/ Euro exchange rate. The higher bit shipments resulted from the ramp-up of our 300-millimeter manufacturing facility in Richmond, the conversion of an increasing share of our capacities to our 90-nanometer technology, our access to additional capacities of our joint venture partners and our foundries as well as the overall demand growth in the DRAM market and our successful diversification in new market segments, particularly with our graphic DRAM products. These positive effects were partly offset by price declines in the DRAM market. The majority of our memory products sales were based in 512-Mbit DRAMs in the 2006 financial year.

DRAM Price Development
      DRAM prices were under substantial pressure during the first quarter of our 2006 financial year after which they recovered over the remaining three quarters. Our average per-megabit selling prices for DRAM products (expressed in U.S. dollars) were approximately 20% less in 2006 financial year compared with the 2005 financial year. The per-megabit selling prices in U.S. dollars at the spot market of our major products with DDR2 interfaces declined sharply at the start of our financial year, declining around 26% over the first three months. During this quarter, we produced an excess of DDR2 chips because the corresponding DDR2 logic chipsets, which are produced by logic semiconductor manufacturers, were not available in quantities sufficient for PC manufacturers to absorb the supply of DDR2s in the market. A portion of the DDR2 chips that we produced remained unsold and in our inventory until supply of appropriate logic chipsets caught up. Starting January 2006 prices recovered quickly for DDR2 chips, gaining around 26% in the next three months. After a period of strong and stable pricing until May 2006, DDR2 pricing experienced some modest short-lived price erosion until July 2006 before again rising through to financial year end due to tight market supply. DDR recovered steadily, albeit more slowly from the December 2005 low points, continuing to increase through to the end of our financial year.

•	Other Operating Segments — The increase of net sales in the 2005 and 2006 financial years resulted mainly from the inter-segment sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements. Prior to the 2005 financial year the 200-millimeter facility in Dresden was part of the Qimonda segment and related sales were reported within Qimonda.

Net Sales by Region and Customer

	For the years ended September 30,

	2004		2005		2006

	(Euro in millions, except percentages)
Germany	1,675	23%	1,354	20%	1,327	17%
Other Europe	1,263	18	1,210	18	1,360	17
North America	1,524	21	1,504	22	2,126	27
Asia/Pacific	2,263	32	2,223	33	2,498	31
Japan	364	5	332	5	461	6
Other	106	1	136	2	157	2

Total	7,195	100%	6,759	100%	7,929	100%

      Our net sales decreased in the 2005 financial year in all major regions, primarily due to pricing pressure and lower demand for semiconductor products, especially for baseband components in the wireless business in Germany. In the 2006 financial year, our net sales increased in nearly every region, primarily due to higher demand for semiconductor products, in particular for specialty memory products in the consumer electronics and game-console businesses in North America.
      The number of customers of our Automotive, Industrial & Multimarket segment remained stable. In the 2006 financial year, the top 20 customers of this segment accounted for approximately 65% of the segment’s sales. The net sales of this segment increased in all regions, with a particularly strong increase in Asia.
      In the Communication Solutions segment, we have seen a further shift of net sales to the Asia/Pacific region. Our top 20 customers in this segment accounted for over 80% of its net sales. The four largest customers of that segment in the 2006 financial year were BenQ, Ericsson, Nokia and Siemens. In the financial years 2005 and 2006, the wireless business saw net sales drop significantly as a result of the loss in market share experienced by BenQ. The Communication Solutions segment responded to these developments by putting in place much leaner internal structures to reduce fixed costs, and by systematically broadening its customer base. This strategy has made good progress. During financial year 2006, in the face of strong competition, our company won two new major customers, LG Electronics Inc., Seoul, Korea (“LG”), and Samsung.
      In the 2006 financial year Qimonda’s top 20 customers accounted for nearly 80% of its net sales. The net sales of Qimonda improved in all regions, with a particularly strong increase in North America and Japan due to increased net sales of specialty memory products to consumer electronics and game-console manufacturers.
      The Siemens group accounted for 13 percent, 13 percent and 7 percent of our net sales in the 2004, 2005 and 2006 financial years, respectively. Sales to the Siemens group are made primarily by our logic segments. No other single customer accounted for 10 percent or more of our net sales in the 2004, 2005 or 2006 financial years. On April 3, 2006, Siemens disposed of its remaining shareholding in our company. Transactions between us and Siemens subsequent to this date are no longer reflected as related party transactions.
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
      We report as cost of goods sold the cost of inventory purchased from our joint ventures and other associated and related companies such as ALTIS (consolidated since December 31, 2005) and Inotera. Our purchases from these associated and related companies amounted to €575 million in the 2006 financial year, €615 million in the 2005 financial year and €357 million in the 2004 financial year.

	For the years ended September 30,

	2004	2005	2006

	(Euro in millions, except percentages)
Cost of goods sold	4,670	4,909	5,854
Changes year-on-year		5%	19%
% of net sales	65%	73%	74%
Gross margin	35%	27%	26%
      Our gross margin deteriorated in the 2005 financial year, primarily as a result of higher idle capacity costs and strong pricing pressure in most of our operating segments, as well as the unfavorable U.S. dollar/ Euro exchange rate, which could not be entirely offset by productivity measures. In the 2006 financial year our gross margin decreased slightly compared to the 2005 financial year due to decreased gross margin of Qimonda primarily as a result of lower level of license income and strong pricing pressure for DDR2 memories in the first quarter of the 2006 financial year. This effect was almost entirely offset by the improved gross margin in the Automotive, Industrial & Multimarket and the Communication Solutions segments, particularly due to lower idle costs.

•	Automotive, Industrial & Multimarket — In the 2005 financial year, gross margin deteriorated as a result of higher idle capacity costs in the first half of the financial year and strong pricing pressure, which could not be fully offset by productivity measures. In the 2006 financial year, our gross margin recovered mainly due to a reduction of idle capacity costs.

•	Communication Solutions — Gross margin deteriorated in the 2005 financial year mainly due to increased idle capacity costs. In the 2006 financial year, gross margin improved mainly as a result of lower idle capacity costs and the successful implementation of productivity measures, which more than offset the inventory write-downs resulting from the insolvency of BenQ’s German subsidiary.

•	Qimonda — Gross margin decreased in the 2005 financial year, as the improvements of productivity and reduced manufacturing costs resulting from the conversion to 110-nanometer process technology and our increasing share of 300-millimeter manufacturing could not compensate for the effect of lower average selling prices and the unfavorable U.S. dollar/ Euro exchange rate. The gross margin decreased slightly during the 2006 financial year, falling to 20% from 23% in the 2005 financial year, primarily as a result of the lower level of license income. Excluding the changes in license income, Qimonda’s gross margin would have remained nearly unchanged.

The Qimonda gross margin was under particular pressure early in the 2006 financial year when price pressures were higher, and improved later in the financial year.

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

	For the years ended September 30,

	2004	2005	2006

	(Euro in millions, except percentages)
Research and development expenses	1,219	1,293	1,249
Changes year-on-year		6%	(3)%
% of net sales	17%	19%	16%
Government subsidies	74	50	67
% of net sales	1%	1%	1%
      Some of our R&D projects qualify for subsidies from local and regional governments where we do business. If the criteria to receive a grant are met, the subsidies received reduce R&D expenses over the project term as expenses are incurred.

•	Automotive, Industrial & Multimarket — R&D expenses increased slightly both in absolute terms and as a percentage of sales in the 2005 financial year. The increase took place mainly in the automotive and power businesses. During the 2006 financial year, R&D expenses remained approximately on the same level as in 2005 financial year in absolute terms and slightly decreased as a percentage of sales.

•	Communication Solutions — R&D expenses in the 2005 financial year remained relatively stable in absolute terms and increased relative to sales compared to the 2004 financial year. The high level of R&D expenses was maintained in the first half of the 2005 financial year, with a focus on software and solution activities for third-generation mobile phone semiconductors as well as for broadband semiconductor solutions. In the second half of the 2005 financial year, R&D expenses were reduced in absolute terms, reflecting the successful implementation of efficiency programs initiated in the second quarter of the 2005 financial year. In the 2006 financial year, R&D expenses further declined in absolute terms and remained stable as a percentage of net sales compared to the 2005 financial year as the effect of previously implemented efficiency programs was realized during the 2006 financial year.

•	Qimonda — In the 2005 financial year, R&D expenses increased in absolute terms due to increased spending on the acceleration of the development of next-generation memory technologies and the broadening of the overall memory portfolio. In the 2006 financial year, R&D expenses increased again in absolute terms due to our effort to strengthen our development capabilities with respect to next-generation memory technologies and the further diversification of our portfolio of memory products. They decreased as a percentage of net sales due to increased net sales.

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

	For the years ended
	September 30,

	2004	2005	2006

	(Euro in millions, except
	percentages)
Selling, general and administrative expenses	718	655	751
Changes year-on-year		(9)%	15%
% of net sales	10%	10%	9%
      Selling and administrative expenses increased primarily due to charges of €28 million incurred in connection with the insolvency of BenQ’s German subsidiary, expenses of €16 million related to the Qimonda formation, as well as stock-based compensation costs of €12 million.
Other Items Affecting Earnings

	For the years ended
	September 30,

	2004	2005	2006

	(Euro in millions, except
	percentages)
Restructuring charges	17	78	23
% of net sales	0%	1%	0%
Other operating expense, net	257	92	108
% of net sales	4%	1%	1%
Equity in (losses) earnings of associated companies, net	(14)	57	78
% of net sales	(0)%	1%	1%
Gain on subsidiaries and associated company share issuance, net	2	—	19
% of net sales	0%	0%	0%
Other non-operating (expense) income, net	(64)	26	(33)
% of net sales	(1)%	0%	(0)%
      Restructuring Charges. In connection with our decision to close down various development centers in the 2004 financial year, we recorded restructuring charges, mainly for severance payments. In the 2005 financial year, we continued our restructuring and cost-saving efforts aimed at reducing costs, including downsizing our workforce and consolidating certain functions and operations. We agreed upon plans to terminate employees, primarily in connection with the close down of fiber optics operations in Germany and the United States, as well as measures taken to restructure our chip manufacturing in the front-end area within the manufacturing cluster Perlach, Regensburg and Villach. Production activities at Munich-Perlach will be transferred principally to Regensburg and, to a lesser extent, to Villach. In the 2006 financial year, we continued our restructuring measures to downsize the workforce at ALTIS and our chip card back-end activities in order to maintain competitiveness and reduce cost. As part of the restructurings, it is expected that a total of 450 employees will be terminated.
      Other Operating Expense, Net. Other operating expense, net in the 2004 financial year related principally to charges from our settlement of an antitrust investigation by the U.S. Department of Justice, related settlements with customers and a similar ongoing investigation in Europe, as well as a goodwill impairment charge of €71 million related to our 2001 acquisition of Catamaran. In the 2005 financial year, other operating expense included a net charge of €96 million resulting primarily from the reorganization of certain communication businesses and goodwill and other intangible assets impairment charges. In the 2006 financial year, other operating expenses consisted mainly of goodwill and intangible assets impairment charges of €38 million, antitrust related charges of €23 million, the settlement of Tessera litigation of €37 million, and a loss of €12 million from our sale of Qimonda shares due to the exercise of the underwriters’ over-allotment option in connection with the initial public offering of Qimonda.
      Equity in (Losses) Earnings of Associated Companies. Our principal associated company is currently Inotera, as ALTIS has been fully consolidated as of December 31, 2005. Inotera is a DRAM manufacturer and is reflected in the results of Qimonda; our equity in its earnings has been sensitive to fluctuations in the price of DRAM and is reflected in the results of Qimonda.
      Start-up losses at Inotera during the ramp-up phase of production contributed to the losses incurred in the 2004 financial year. In the 2005 and 2006 financial years, Inotera contributed the majority of our equity in earnings from associated companies, reflecting the start of volume production by that joint venture in the 2005 financial year.
      Gain on subsidiaries and associated company share issuance, net — In August 2006, Qimonda successfully completed an initial public offering on the New York Stock Exchange of 42 million new ordinary shares, together with 6.3 million ordinary shares from Infineon in an over-allotment option, at a price of $13 per share. We realized a non-operating loss of €53 million from the dilution of our interest in Qimonda following its initial public offering.
      In March and May 2006, our joint venture Inotera successfully completed an initial public offering on the Taiwanese Stock Exchange of 200 million ordinary shares and a public offering on the Luxembourg Stock Exchange of 40 million global depositary shares (representing 400 million common shares), each at an issuance price of NT$33 per ordinary share. As a result of these transactions, we recognized a non-operating gain of €72 million.
      Other Non-Operating (Expense) Income, Net. Other non-operating income and expense consists of various items in different periods not directly related to our principal operations, including gains and losses on sales of marketable securities. Other non-operating expense, net in the 2004 financial year mainly consisted of €65 million of investment-related impairment charges. In the 2005 financial year, non-operating income, net included €40 million related to net gains from foreign currency derivatives and foreign currency transactions and a gain of €13 million realized on the sale of our venture capital activities, partially offset by investment-related impairment charges of €29 million. In the 2006 financial year, the non-operating expenses consisted mainly of €31 million related to net losses from foreign currency derivatives and foreign currency transactions and investment-related impairment charges of €13 million.
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

	For the years ended September 30,

	2004	2005	2006

	(Euro in millions)
Net income (loss)	61	(312)	(268)
Add: Income tax expense	154	120	161
Interest expense, net	41	9	92

EBIT	256	(183)	(15)

      The EBIT amounts of our separate reporting segments were as follows:

	For the years ended September 30,

	2004	2005	2006

	(Euro in millions)
Automotive, Industrial & Multimarket	252	134	246
Communication Solutions	(44)	(295)	(231)
Other Operating Segments	(75)	4	4
Corporate and Eliminations	(39)	(137)	(236)

Subtotal	94	(294)	(217)

Qimonda(1)	162	111	202

Total	256	(183)	(15)

(1)	EBIT results of Qimonda for the period following its IPO are reported net of minority interest results.
     The EBIT results reflect the combined effects of the following EBIT movements of our reporting segments:

•	Automotive, Industrial & Multimarket — The EBIT decline in the 2005 financial year resulted primarily from the deterioration of the gross margin. The EBIT improvement in the 2006 financial year was mainly due to higher sales volumes and improved gross margin, partially offset by continued strong price pressure especially in the automotive and chipcard businesses. In the 2005 and 2006 financial years, EBIT was negatively impacted by costs related to product transfers in connection with the planned phase-out of production at Munich-Perlach and costs incurred in connection with our new production site in Kulim, Malaysia.

•	Communication Solutions — The EBIT decrease in the 2005 financial year resulted mainly from charges in connection with the reorganization of certain communication businesses and impairment charges aggregating €96 million, as well as a decline in gross margin. In the 2006 financial year, EBIT was negatively impacted by charges aggregating €91 million, primarily in connection with the insolvency of BenQ’s German subsidiary. Despite these charges, EBIT improved in the 2006 financial year mainly due to lower idle capacity costs and the implementation of cost reduction measures.

•	Qimonda — The EBIT decline in the 2005 financial year resulted primarily from a decline of average selling prices for DRAM products and the weak U.S. dollar/Euro exchange rate, as well as the increase in R&D expenses resulting from the acceleration of our technology development and the broadening of our product portfolio, which was not entirely offset by productivity improvements and increasing license revenue. In the 2006 financial year, EBIT increased primarily due to sales volume growth, higher bit shipments and a favorable U.S dollar/Euro exchange rate compared to the 2005 financial year.

•	Other Operating Segments — EBIT in the 2005 financial year was positively impacted by a gain of €13 million realized on the sale of our venture capital activities, which were impaired in the 2004 financial year. The EBIT in the 2006 financial year remained unchanged compared to the 2005 financial year.

•	Corporate and Elimination — EBIT deterioration in the 2005 financial year resulted primarily from restructuring charges of €78 million in connection with the planned phase-out of production at our Munich-Perlach facility and the restructuring of our fiber optics business. The EBIT decline in the 2006 financial year was mainly due to aggregate charges of approximately €80 million incurred in connection with the formation of Qimonda, the dilution of our interest in Qimonda following its IPO, as well as our sale of Qimonda shares upon exercise of the underwriters’ over-allotment option.
Interest Expense, Net
      We derive interest income primarily from cash and cash equivalents and marketable securities. Interest expense is primarily attributable to bank loans and convertible notes, and is net of interest capitalized on manufacturing facilities under construction.

	For the years ended September 30,

	2004	2005	2006

	(Euro in millions, except percentages)
Interest expense, net	(41)	(9)	(92)
% of net sales	(1)%	0%	(1)%
      Interest expense in the 2004, 2005 and 2006 financial years relates principally to the convertible bonds that we issued in February 2002 and in June 2003. In addition, interest expense in the 2004 financial year included €21 million, paid upon redemption of the other investors’ ownership interests in the Infineon Technologies SC300 GmbH & Co. OHG (“SC300”) venture in Dresden. These effects were partially reduced in the 2004 and 2005 financial years as a result of the redemption of a portion of our convertible bonds in 2004 and increased interest capitalization related to facilities under construction, as well as interest income from financial derivatives. The increase of the interest expense, net in the 2006 financial year is mainly due to the drawdown of $345 million under our $400/€400 million syndicated credit facility to finance the expansion of our Richmond manufacturing facility and a reduction in income from interest rate swaps resulting from increased variable interest rates, and to a lesser extent, interest on outstanding tax obligations and a reduction in capitalized interest.
Income Taxes

	For the years ended September 30,

	2004	2005	2006

	(Euro in millions, except percentages)
Income tax expense	(154)	(120)	(161)
% of net sales	(2)%	(2)%	(2)%
Effective tax rate	(72)%	(63)%	(150)%
      Pursuant to U.S. GAAP, deferred tax assets in tax jurisdictions that have a three-year cumulative loss are subject to a valuation allowance excluding the impact of forecasted future taxable income. In the 2004 financial year, our effective tax rate increased because we recorded additional valuation allowances of €54 million related to tax jurisdictions that continue to have a three-year cumulative loss, and also had more non-deductible expenditures. In the 2005 and 2006 financial years we continued to have a three-year cumulative loss in certain tax jurisdictions and we recorded increases to the valuation allowance of €192 million and €292 million, respectively. We assess our deferred tax asset position on a regular basis. Our ability to realize benefits from our deferred tax assets is dependent on our ability to generate future taxable income sufficient to utilize tax loss carry-forwards or tax credits before expira-

tion. We expect to continue to recognize no tax benefits in these jurisdictions until we have ceased to be in a cumulative loss position for the preceding three-year period.
Net Income (Loss)
      In the 2004 financial year, we were profitable due to sales volume growth, manufacturing efficiencies and cost reduction efforts, although the impact was reduced through increased charges for impairments, antitrust-related matters and tax expense. In the 2005 financial year, the net loss incurred resulted primarily from the combination of lower revenues and gross margin, long-term asset impairments, restructuring measures and tax expense. In the 2006 financial year, the net loss incurred was primarily due to charges resulting from the insolvency of BenQ’s German subsidiary, the initial public offering of Qimonda, as well as the settlement of litigation. In addition, in the 2006 financial year our company began to recognize the fair value of employee stock options in earnings, which further contributed to the net loss incurred.
Financial Condition

	As of September 30,

			% Change
	2005	2006	year-on-year

	(Euro in millions, except percentages)
Current assets	4,574	5,681	24%
Non-current assets	5,710	5,504	(4)%

Total assets	10,284	11,185	9%

Current liabilities	2,382	3,305	39%
Non-current liabilities	2,192	1,725	(21)%

Total liabilities	4,574	5,030	10%

Minority Interests	81	840	+++

Shareholders’ equity	5,629	5,315	(6)%

      As of September 30, 2006, our total assets and current assets increased in comparison to the prior year due to increased cash and cash equivalents. The increase of cash and cash equivalents resulted from the net proceeds of €464 million from the initial public offering of Qimonda and the sale of Qimonda shares upon exercise of the underwriters’ over-allotment option, as well as proceeds from a drawdown under our $400/€400 million syndicated credit facility in the amount of $345 million to finance the expansion of our Richmond manufacturing facility.
      Non-current assets decreased slightly at the end of the 2006 financial year as capital expenditures mostly offset depreciation, amortization and impairment charges during the year.
      Total liabilities increased as of the end of the 2006 financial year, mainly due to the drawdown under the $400/€400 million syndicated credit facility in the amount of $345 million to finance the expansion of our Richmond manufacturing facility. The increase in current liabilities resulted primarily from the reclassification of €638 million related to subordinated convertible notes due 2007 from non current liabilities into current liabilities. The decrease of non-current liabilities due to that reclassification was partly offset by the $345 million drawdown under the syndicated credit facility. The increase of the minority interests resulted primarily from the initial public offering of Qimonda and the initial consolidation of ALTIS as of December 31, 2005.

Financial Ratios

	As of September 30,

	2004	2005	2006

Non-current asset intensity(1)	51%	56%	49%
Current asset intensity(2)	49%	44%	51%
Degree of wear of fixed assets(3)	67%	67%	72%
Depreciation rate of fixed assets(4)	11%	11%	10%
Inventory intensity(5)	9%	10%	11%
Inventory turnover(6)	7.5	6.8	7.1
Inventory turnover in days(7)	48	53	50
Days sales outstanding(8)	48	53	50
Equity ratio(9)	55%	55%	48%
Return on equity(10)	1%	(5)%	(5)%
Return on assets(11)	1%	(3)%	(2)%
Equity-to-fixed-assets ratio(12)	167%	150%	141%
Debt-to-equity ratio(13)	33%	30%	38%
The aforementioned ratios of the financial condition are calculated as follows:

(1)	Non-current asset intensity = non-current assets / total assets

(2)	Current asset intensity = current assets / total assets

(3)	Degree of wear of fixed assets = accumulated depreciation on fixed assets / historical costs of fixed assets at the end of the financial year

(4)	Depreciation rate of fixed assets = annual depreciation of fixed assets / historical costs of fixed assets at the end of the financial year

(5)	Inventory intensity = inventory / total assets

(6)	Inventory turnover = annual net sales / average inventory

(7)	Inventory turnover in days = average inventory x 360 days / annual net sales

(8)	Days sales outstanding = average accounts receivable x 360 days / annual net sales

(9)	Equity ratio = shareholders’ equity / total assets

(10)	Return on equity = net income (loss) for the year / average equity

(11)	Return on assets = net income (loss) for the year / average total assets

(12)	Equity-to-fixed-assets ratio = equity / property, plant and equipment

(13)	Debt-to-equity ratio = (short-term debt + long-term debt) / equity

The average of a balance sheet position is calculated as the arithmetic average of the amount as of the balance sheet date of the current and the prior years.
     In the 2006 financial year our equity ratio decreased principally due to the net loss during the year. At September 30, 2006, our equity ratio was 48%, a 7% decrease from September 30, 2005.
      The return on equity amounted to negative 5% and the return on assets amounted to negative 3% due to the net loss in the 2005 financial year, compared to positive 1% for both financial ratios in the 2004 financial year. In the 2006 financial year, the return on equity remained unchanged at negative 5% and the return on assets improved to negative 2% due to a smaller net loss and increased total assets compared to the 2005 financial year.
      The equity-to-fixed-assets ratio decreased to 150% in the 2005 financial year from 167% in the prior year as a result of the net loss and capital expenditures which exceeded depreciation expense during the year. In the 2006 financial year, the equity-to-fixed-assets ratio further decreased to 141% mainly as a result of the net loss and nearly unchanged fixed assets.
      The decrease of the debt-to-equity ratio to 30%, compared to 33% in the 2004 financial year, was mainly attributable to the repayment of the €450 million loan entered into in connection with the build-out of our plant in Dresden during the 2005 financial year. In the 2006 financial year, the debt-to-equity ratio increased to 38% primarily due to the drawdown under the $400/€400 million syndicated credit facility in the amount of $345 million to finance the expansion of our Richmond manufacturing facility.
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

	For the years ended September 30,

	2004	2005	2006

	(Euro in millions)
Net cash provided by operating activities — continuing operations	1,857	1,039	974
Net cash used in investing activities	(1,809)	(238)	(824)
Net cash provided by (used in) financing activities	(402)	(266)	762
Cash and cash equivalents at year end	608	1,148	2,040
      Cash provided by operating activities in the 2006 financial year resulted mainly from the net loss of €268 million, which is net of non cash charges for depreciation of €1,405 million, impairment charges of €57 million and equity in earnings of associated companies of €78 million. Cash provided by operating activities was positively impacted by an increase of trade accounts payable, accrued liabilities and other current liabilities of €359 million, and negatively impacted by an increase in inventories and trade accounts receivable of €479 million.
      Cash used in investing activities in the 2006 financial year mainly reflects capital expenditures of €1,253 million, principally to equip our manufacturing facilities in Richmond and Kulim, as well as net proceeds from net sales of marketable securities of €238 million and cash used for purchases of intangible assets of €44 million.
      Cash provided by financing activities in the 2006 financial year principally relates to the net proceeds of €406 million from the initial public offering of Qimonda and proceeds from the issuance of long-term debt of €400 million, in particular from a drawdown of $345 million under our $400/€400 million syndicated credit facility to finance the expansion of our Richmond manufacturing facility.
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

	For the years ended September 30,

	2004	2005	2006

	(Euro in millions)
Net cash provided by operating activities — total	1,857	1,039	974
Net cash used in investing activities(1)	(1,809)	(238)	(824)
Purchases (sales) of marketable securities, net	158	(1,082)	(238)

Free cash flow	206	(281)	(88)

(1)	In the 2006 financial year the amount is net of €119 million cash increase from the initial consolidation of ALTIS.
Net Cash Position
      The following table presents our gross and net cash positions and the maturity of debt. It is not intended to be a forecast of cash available in future periods.

	Payments due by period

		Less
As of September 30, 2006		than	1-2	2-3	3-4	4-5	After
	Total	1 year	years	years	years	years	5 years

	(Euro in millions)
Cash and cash equivalents	2,040	2,040	—	—	—	—	—
Marketable securities	615	615	—	—	—	—	—

Gross cash position	2,655	2,655	—	—	—	—	—
Less
Long-term debt	1,208	—	157	181	744	55	71
Short-term debt and current maturities	797	797	—	—	—	—	—

Total financial debt	2,005	797	157	181	744	55	71

Net cash position	650	1,858	(157)	(181)	(744)	(55)	(71)

      Our gross cash position — representing cash and cash equivalents, plus marketable securities — increased to €2,655 million at September 30, 2006, compared with €2,006 million at the prior year end. The increase was mainly due to the net proceeds of €464 million from the initial public offering of Qimonda and the sale of Qimonda shares upon exercise of the underwriters’ over-allotment option.
      Long-term debt principally consists of convertible notes that were issued in order to strengthen our liquidity position and allow us more financial flexibility in conducting our business operations. The total outstanding convertible notes as of September 30, 2006 amounted to €1,340 million.
      On June 5, 2003, we issued €700 million in subordinated convertible notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 68.4 million ordinary shares of our company, at a conversion price of €10.23 per share through maturity.
      On February 6, 2002, we issued €1,000 million in subordinated convertible notes due 2007 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 28.2 million of our company’s ordinary shares at a conversion price of €35.43 per share through maturity. During the 2004 financial year we redeemed €360 million of our convertible notes due 2007. As of September 30, 2006 the outstanding amount was €640 million. These convertible notes are due on February 6, 2007 and we expect to redeem the notes at their principal outstanding amount using available cash to the extent that they have not previously been redeemed, converted or purchased and cancelled.
      Our net cash position — meaning cash and cash equivalents, plus marketable securities, less total financial debt — increased by €309 million to €650 million at September 30, 2006, compared with €341 million at September 30, 2005, principally due to the net proceeds of €464 million from the initial public offering of Qimonda and the sale of Qimonda shares upon exercise of the underwriters’ over-allotment option.
      To secure our cash position and to keep flexibility with regards to liquidity, we have implemented a policy with risk limits for the amounts deposited with respect to the counterparty, credit rating, sector, duration, credit support and type of instrument.
Capital Requirements
      We require capital in our 2007 financial year to:

•	Finance our operations;

•	Make scheduled debt payments;

•	Settle contingencies if they occur; and

•	Make planned capital expenditures.
      We can meet these requirements through:

•	Cash flows generated from operations;

•	Cash on hand and securities we can sell; and

•	Available credit facilities.
      As of September 30, 2006, we require funds for the 2007 financial year aggregating €2,138 million, consisting of €797 million for short-term debt payments and €1,341 million for commitments. In addition, we may need up to €162 million for currently known contingencies. We also plan to invest up to an additional €900 million in capital expenditures that have not been otherwise committed. We have a gross cash position of €2,655 million as of September 30, 2006, and also the ability to draw funds from available credit facilities of €903 million.
      As of September 30, 2006, we had debt of €797 million scheduled to become due within one year.
Commitments and Contingencies

	Payments Due/Expirations by Period

		Less
As of September 30, 2006(1)(2)		than	1-2	2-3	3-4	4-5	After
	Total	1 year	years	years	years	years	5 years

	(Euro in millions)
Contractual commitments:
Operating lease payments	959	104	91	85	66	64	549
Unconditional purchase commitments	1,396	1,171	153	25	15	11	21
Other commitments	132	66	66	—	—	—	—

Total commitments	2,487	1,341	310	110	81	75	570

Other contingencies:
Guarantees(3)	198	6	20	12	—	14	146
Contingent government grants(4)	548	156	129	36	55	27	145

Total contingencies	746	162	149	48	55	41	291

The above table should be read together with Note 33 to our consolidated financial statements for the year ended September 30, 2006.

(1)	Certain payments of obligations or expiration of commitments that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table, based on our estimate of the reasonably likely timing of payments or expirations in each particular case. Actual outcomes could differ from those estimates.

(2)	Product purchase commitments associated with capacity reservation agreements are not included in this table, since the purchase prices are based, in part, on future market prices, and are accordingly not quantifiable at September 30, 2006. Purchases under these agreements aggregated €1,204 million for the year ended September 30, 2006.

(3)	Guarantees are mainly issued for the payment of import duties, rentals of buildings and contingent obligations related to government grants received.

(4)	Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not guaranteed otherwise and could be refundable if the total project requirements are not met.
Off-Balance Sheet Arrangements
      We issue guarantees in the normal course of business, mainly for the payment of import duties, rentals of buildings and contingent obligations related to government grants received. As of September 30, 2006, the undiscounted amount of potential future payments for guarantees was €198 million.
Capital Expenditures

	For the years ended September 30,

	2004	2005	2006

	(Euro in millions)
Non-memory businesses(1)	393	442	567
Qimonda	770	926	686

Total	1,163	1,368	1,253

(1)	Includes elimination of inter-segment transfers of €23 million, €149 million and €37 million for financial years ended September 30, 2004, 2005 and 2006, respectively.
     Depending on our business situation we expect to invest between €1,200 million and €1,400 million in capital expenditures in the 2007 financial year, largely for our manufacturing facilities in Richmond, Virginia, and Kulim, Malaysia. We also constantly improve productivity and upgrade technology at existing facilities, especially in Dresden, Germany. As of September 30, 2006, €514 million of this amount was committed and included in unconditional purchase commitments. Due to the lead times between ordering and delivery of equipment, a substantial amount of capital expenditures typically is committed well in advance. Approximately 50% to 60% of these expected capital expenditures will be made in the front-end and back-end facilities of Qimonda.

Credit Facilities
      We have established both short- and long-term credit facilities with a number of different financial institutions in order to meet our anticipated funding requirements. These facilities, which aggregate €1,578 million, of which €903 million remained available at September 30, 2006, comprise the following:

			As of September 30, 2006

	Nature of financial		Aggregate
Term	institution commitment	Purpose/intended use	facility	Drawn	Available

			(Euro in millions)
Short-term	firm commitment	working capital, guarantees	95	51	44
Short-term	no firm commitment	cash management, working capital	309	—	309
Long-term	firm commitment	working capital	823	273	550
Long-term(1)	firm commitment	project finance	351	351	—

Total			1,578	675	903

(1)	Including current maturities.
     In September 2004 we executed a $400/€400 million syndicated credit facility with a five-year term. The facility consisted of two tranches: Tranche A is a $400 million term loan intended to finance the expansion of our Richmond, Virginia, manufacturing facility. In January 2006 we drew $345 million under this Tranche A, the amount being equal to the maximum outstanding amount permitted at September 30, 2006. The loan will decrease on the basis of a repayment schedule that foresees equal installments, falling due in March and September of each year. Tranche B is a €400 million multicurrency revolving facility to be used for general corporate purposes. In connection with the arrangement of the Qimonda credit facility described below we voluntarily cancelled an amount of €100 million in August 2006 so that €300 million remains available to us. At September 30, 2006, no amounts were outstanding under this Tranche B. The facility has customary financial covenants, and drawings bear interest at market-related rates that are linked to financial performance. The lenders of this credit facility have been granted a negative pledge relating to our future financial indebtedness with certain permitted encumbrances.
      In August 2006, Qimonda executed a €250 million syndicated multicurrency revolving loan facility with a three-year term, which may be extended for one additional year at the option of the lenders at the end of the facility’s first year of operation. At September 30, 2006, no amounts were outstanding under this facility.
      At September 30, 2006, we were in compliance with our debt covenants under the relevant facilities.
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
      Taking into consideration the financial resources available to us, including our internally generated funds and currently available banking facilities, we believe that we will be in a position to fund our capital requirements in the 2007 financial year.

Pension Plan Funding
      Our projected benefit obligation, which considers future compensation increases, amounted to €518 million at September 30, 2006, compared to €477 million at September 30, 2005. The fair value of plan assets as of September 30, 2006 was €320 million, compared to €243 million as of September 30, 2005.
      The actual return on plan assets between the last measurement dates amounted to 6.7% or €14 million for domestic (German) plans and 5.7% or €2 million for foreign plans, compared to the expected return on plan assets for that period of 6.5% for domestic plans and 6.9% for foreign plans. We have estimated the return on plan assets for the next financial year to be 6.1% or €18 million for domestic plans and 6.9% or €3 million for foreign plans.
      At September 30, 2005 and 2006, the combined funding status of our pension plans reflected an underfunding of €234 million and €198 million, respectively. We intend to make contributions to our pension plans during the year ending September 30, 2007, in a similar range of those made during the year ended September 30, 2006.
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
      Our asset allocation targets for pension plan assets are based on our assessment of business and financial conditions, demographic and actuarial data, funding characteristics, related risk factors, market sensitivity analyses and other relevant factors. The overall allocation is expected to help protect the plans’ level of funding while generating sufficiently stable real returns (i.e., net of inflation) to meet current and future benefit payment needs. Due to active portfolio management, the asset allocation may differ from the target allocation up to certain limits. As a matter of policy, our pension plans do not invest in Infineon or Qimonda shares.
Financial Instruments
      We periodically enter into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on our foreign currency denominated net future cash flows. We do not enter into derivatives for trading or speculative purposes.

Other Matters
Employees
      The following table indicates the composition of our workforce by function and region at the end of the financial years indicated.

	As of September 30,

	2004	2005	2006

Function:
Production	24,540	25,114	29,641
Research & Development	7,160	7,401	7,745
Sales & Marketing	1,948	2,016	2,101
Administrative	1,922	1,909	2,164

Total	35,570	36,440	41,651

Region:
Germany	16,387	16,119	15,736
Europe	5,631	5,482	7,244
North America	2,982	3,193	3,295
Asia/ Pacific	10,340	11,451	15,148
Japan	133	158	187
Other	97	37	41

Total	35,570	36,440	41,651

      Of the total workforce, 11,058, 9,606 and 11,802 as of September 30, 2004, 2005 and 2006, respectively, were employees of Qimonda.
      In the 2005 and 2006 financial years, our headcount increased principally due to the expansion of manufacturing capacities in Malaysia and China. The increase of our headcount in Europe during the 2006 financial year resulted mainly from the first-time consolidation of ALTIS as of December 31, 2005.
Campeon
      We have entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo south of Munich, Germany. The office complex, called Campeon, has enabled us to centralize most of our Munich-area employees in one central physical working environment. MoTo was responsible for the construction, which was completed in the second half of 2005. We have no obligations with respect to financing MoTo, and have provided no guarantees related to the construction. We occupied Campeon in October 2005 and completed the gradual move of our employees to this new location in the 2006 financial year.
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
Recoverability of Long-Lived Assets
      Our business is extremely capital-intensive, and requires a significant investment in property, plant and equipment. Due to rapid technological change in the semiconductor industry, we anticipate the level of capital expenditures to be significant in future periods. During the 2006 financial year, we spent €1,253 million to purchase property, plant and equipment. At September 30, 2006, the carrying value of our property, plant and equipment was €3,764 million. We have acquired other businesses, which resulted in the generation of significant amounts of long-lived intangible assets, including goodwill. At September 30, 2006 we had long-lived intangible assets of €230 million.
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
      We tested goodwill for impairment pursuant to SFAS No. 142 and recognized impairment charges of €18 million and €7 million during the financial years ended September 30, 2005 and 2006, respectively. The goodwill impairment charges in the 2006 financial year related primarily to our acquisition of Savan and Sci-worx, while the impairment charges in 2005 financial year related primarily to goodwill arising from our acquisition of ADMtek Inc. in 2004.

Valuation of Inventory
      Historically, the semiconductor industry has experienced periods of extreme volatility in product demand and in industry capacity, resulting in significant price fluctuations. Since semiconductor demand is concentrated in such highly-volatile industries as wireless communications, wireline communications and the computer industry, this volatility can be extreme. This volatility has also resulted in significant fluctuations in price within relatively short time-frames. For example, the “spot” market price for 256-Mbit DDR DRAM fluctuated from $4.00 at January 26, 2005 to $2.42 at March 30, 2005 a drop of nearly 40% in two months. The average “spot” market price for 512Mb DDR2 DRAM fell from $5.07 at October 3, 2005 to $3.71 at December 14, 2005, a drop of nearly 27% in two and a half months.
      As a matter of policy, we value inventory at the lower of cost or market price. We review the recoverability of inventory based on regular monitoring of the size and composition of inventory positions, current economic events and market conditions, projected future product demand, and the pricing environment. This evaluation is inherently judgmental and requires material estimates, including both forecasted product demand and pricing environment, both of which may be susceptible to significant change. At September 30, 2006, total inventory was €1,202 million.
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
Recoverability of Long-Term Investments
      We have made a series of investments in companies that are principally engaged in the research and development, design, and manufacture of semiconductors and related products. At September 30, 2006, the carrying value of our long-term investments totaled €659 million.
      Our accounting policy is to record an impairment of investments when the decline in fair value below carrying value is other-than-temporary. In determining if a decline in value is other-than-temporary, we consider factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee, the economic environment and state of the industry and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. We recognized impairment charges of €13 million during the 2006 financial year as a result of such impairment tests.
      At September 30, 2006, our most significant long-term investment was our investment in Inotera, which is a joint venture with Nanya.
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

Realization of Deferred Tax Assets
      At September 30, 2006, total net deferred tax assets were €638 million. Included in this amount are the tax benefits of net operating loss and credit carry-forwards of approximately €463 million, net of the valuation allowance. These tax loss and credit carry-forwards generally do not expire under current law.
      We have evaluated our deferred tax asset position and the need for a valuation allowance. The assessment requires the exercise of judgment on the part of our management with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon our ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since we have incurred a cumulative loss in certain tax jurisdictions over the three-year period ended September 30, 2006, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109.
      For these tax jurisdictions, the assessment was therefore based only on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods. As a result of this assessment, we increased the deferred tax asset valuation allowance in the 2005 and 2006 financial years by €192 million and €292 million, respectively, in order to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in the future. We assess our deferred tax asset position on a regular basis. Our ability to realize deferred tax assets is dependent on our ability to generate future taxable income sufficient to utilize tax loss carry-forwards or tax credits before their expiration. We expect to continue to recognize low levels of deferred tax benefits in the 2007 financial year, until such time as taxable income is generated from operations in tax jurisdictions that would utilize our tax loss carry-forwards in those jurisdictions.
      The recorded amount of total deferred tax assets could be reduced if our estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize tax loss and credit carry-forwards in the future.
Purchase Accounting
      We have acquired other businesses, including ADMtek in the 2004 financial year and the remaining 30% share in the Infineon Technologies Flash joint venture during the 2005 financial year. These acquisitions resulted in aggregate in-process research and development costs of €15 million that were immediately recorded as expense in the respective periods of acquisition. Additionally, these acquisitions resulted in the generation of a significant amount of long-lived intangible assets.
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
      An employee’s final benefit entitlement at regular retirement age may be higher than the fixed benefits at the measurement date due to future compensation or benefit increases. The net present value of this ultimate future benefit entitlement for service already rendered is represented by the projected benefit obligation (“PBO”), which is actuarially calculated with consideration for future compensation increases.
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
      Consolidated Statements of Operations. The recognized expense related to pension plans and similar commitments in the consolidated statements of operations is referred to as net periodic pension cost (“NPPC”) and consists of several separately calculated and presented components, including service cost, which is the actuarial net present value of the part of the PBO for the service rendered in the respective financial year; the interest cost for the expense derived from the addition of accrued interest on the PBO at the end of the preceding financial year on the basis of the identified discount rate; and the expected return on plan assets in the case of funded benefit plans. Actuarial gains and losses, resulting for example from an adjustment of the discount rate, and asset gains and losses, resulting from a deviation of actual and expected return on plan assets, are not recognized in the consolidated statements of operations as they occur. Unrecognized gains or losses are included in the net pension cost for the financial year if, as of the beginning of the financial year, the unrecognized net gains or losses exceed 10% of the greater of the projected benefit obligation or the market value of the plan assets. The amortization is the excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

      In the consolidated statements of operations, NPPC is allocated among functional costs (cost of sales, research and development expenses, selling and general administrative expenses), according to the function of the employee groups accruing benefits.
      In the consolidated statements of operations, NPPC expenses before income taxes for our pension plans for the financial years ended September 30, 2004, 2005 and 2006, accumulated to €28 million, €28 million and €37 million, respectively.
      The consolidated balance sheets include the following significant components related to pension plans and similar commitments:

	As of September 30,

	2005	2006

	(Euro in millions)
Accumulated other comprehensive income	85	87
Less income tax effect	(1)	—

Accumulated other comprehensive income, net of income taxes	84	87

Accrued pension liabilities	162	134
      Consolidated Statements of Cash Flows. We make payments directly to the participants in the case of unfunded benefit plans and the payments are included in net cash used in operating activities. For funded pension plans, the participants are paid by the external pension fund and accordingly these payments are cash neutral to us. In this case, our regular funding (service cost) and supplemental cash contributions result in net cash used in operating activities.
      In the consolidated statements of cash flows, our principal pension and other postretirement benefits resulted in a net cash used in operating activities of €3 million, €4 million, and €5 million in the financial years ended September 30, 2004, 2005 and 2006, respectively.
      Pension benefits — Sensitivity Analysis. A one-percentage-point change of the established assumptions mentioned above, used for the calculation of the NPPC for the 2007 financial year would result in the following impact on the NPPC for the 2007 financial year:

	Effect on net periodic pension costs

	One percentage	One percentage
	increase	decrease

	(Euro in millions)
Discount rate	(12)	16
Rate of compensation increase	10	(9)
Rate of projected future pension increases	9	(9)
Expected return on plan assets	(3)	2
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
Contingencies
      We are subject to various legal actions and claims, including intellectual property matters, that arise in and outside the normal course of business. Current proceedings are described under the heading “Business — Legal Proceedings”.

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
Recent Accounting Pronouncements
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), requiring that such costs be recognized as current period charges and requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. We adopted SFAS No. 151 with effect from October 1, 2005, which did not have a significant impact on our company’s consolidated financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an Amendment of APB Opinion No. 29”, which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. We adopted SFAS No. 153 for nonmonetary asset exchanges occurring on or after July 1, 2005. The adoption SFAS No. 153 did not have a significant impact on our company’s consolidated financial position or results of operations.
      In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, which clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated even though uncertainty exists about the timing and (or) method of settlement. We adopted Interpretation No. 47 during the 2006 financial year, which did not have a significant impact on our company’s consolidated financial position or results of operations.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. We are required to adopt SFAS No. 154 for accounting changes and error corrections that occur after September 30, 2006. Our company’s results of operations and financial condition will only be impacted following the adoption of SFAS No. 154 if it implements changes in accounting principle that are addressed by the standard or corrects accounting errors in future periods.
      In July 2006, the FASB issued Interpretation No. 48, “Accounting for Income Tax Uncertainties”, which defines the threshold for recognizing the benefits of tax return positions in the financial statements as ”more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. Interpretation No. 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the state-

ments of financial position prior to the adoption of Interpretation No. 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are in the process of determining the impact, if any, that the adoption of Interpretation No. 48 will have on our company’s consolidated financial position and results of operations.
      In September 2006, the FASB released SFAS No. 157, “Fair Value Measurements”, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard also responds to investors’ requests for more information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for financial years beginning after November 15, 2007, and interim periods within those financial years. SFAS No. 157 is effective for our company for financial years beginning after October 1, 2008, and interim periods within those financial years. We are in the process of evaluating the impact that the adoption of SFAS No. 157 will have on our company’s consolidated financial position and results of operations.
      In September 2006, the FASB issued SFAS No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization (“Recognition Provision”). SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions (“Measurement Date Provision”). We currently measure the funded status of our company’s plans annually on June 30. The Recognition Provision of SFAS No. 158 is effective for our company as of the end of the financial year ending September 30, 2007, and the Measurement Date Provision is effective for our company as of the end of the financial year ending September 30, 2009. We do not expect the change in the annual measurement date to September 30 to have a significant impact on our company’s consolidated financial position and results of operations. As of September 30, 2006 the application of the Recognition Provision of SFAS No. 158 would have resulted in an increase in other long-term liabilities of €66 million, a recognized pension asset of €2 million, and an increase in accumulated other comprehensive loss of €60 million.
      In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial are now considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the year of adoption. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006, with earlier adoption encouraged. We do not expect that the adoption of SAB No. 108 will have a significant impact on our company’s consolidated financial position and results of operations.

International Financial Reporting Standards (IFRS)
      Pursuant to a regulation of the European Union (the “EU”), we will be required to report our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”, formerly known as International Accounting Standards) no later than for the year ended September 30, 2008.
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
Quantitative and Qualitative Disclosure about Market Risk
        The following discussion should be read in conjunction with Notes 2, 31 and 32 to our consolidated financial statements.
      Market risk is the risk of loss related to adverse changes in market prices, including commodity prices, foreign exchange rates and interest rates, of financial instruments. We are exposed to various financial market risks in the ordinary course of business transactions, primarily from changes in commodity prices, foreign exchange rates and interest rates. We enter into diverse financial transactions with several counterparties to limit our risk. Derivative instruments are only used for hedging purposes and not for speculative purposes.

Commodity Price Risk
      A significant portion of our business, primarily the sales of Qimonda, is exposed to fluctuations in market prices for standard DRAM products. For these products, the sales price responds to market forces in a way similar to that of other commodities. This price volatility can be extreme and has resulted in significant fluctuations within relatively short time-frames. We attempt to mitigate the effects of volatility by continuously improving our cost positions, by entering into new strategic partnerships and by focusing our product portfolio on application-specific products that are subject to less volatility, such as DRAM products for infrastructure, graphics, mobile and consumer applications.
      We are also exposed to commodity price risks with respect to raw materials used in the manufacture of our products. We seek to minimize these risks through our sourcing policies (including the use of multiple sources, where possible) and our operating procedures. We do not use derivative financial instruments to manage any exposure to fluctuations in commodity prices remaining after the operating measures we describe above.
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
      The table below provides information about our derivative financial instruments that are sensitive to changes in foreign currency exchange and interest rates as of September 30, 2006. For foreign currency exchange forward contracts related to certain sale and purchase transactions and debt service payments denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual foreign exchange rates. At September 30, 2006, our foreign currency forward contracts and currency options mainly had terms up to one year. Our interest rate swaps expire in 2007 and 2008. We do not enter into derivatives for trading or speculative purposes.
Derivative Financial Instruments(1)

		Average
		contractual	Fair value
	Contract amount	forward	September 30,
	buy/(sell)	exchange rate	2006

	(Euro in millions)		(Euro in millions)
Foreign currency forward contracts:
U.S. dollar	209	1.27693	(1)
U.S. dollar	(682)	1.27113	1
Japanese yen	24	148.32045	—
Japanese yen	(30)	147.77208	—
Singapore dollar	27	2.01698	—
Great Britain pound	7	0.67560	—
Great Britain pound	(1)	0.68240	—
Malaysian Ringgit	35	4.69800	—
Malaysian Ringgit	(6)	4.67910	—
Currency options:
U.S. dollar	252	1.31125	2
U.S. dollar	(259)	1.27343	(5)
Interest rate swaps	1,200	n/a	5
Other	218	n/a	9

Fair value, net			11

(1)	euro equivalent, in millions except for average contractual forward exchange rates.
     Our policy with respect to limiting short-term foreign currency exposure generally is to economically hedge at least 75% of our estimated net exposure for a minimum period of two months in advance and, depending on the nature of the underlying transactions, a significant portion for the periods thereafter. Part of our foreign currency exposure cannot be mitigated due to differences between actual and forecasted amounts. We calculate this net exposure on a cash-flow basis considering balance sheet items, actual orders received or made and all other planned revenues and expenses.
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
      In the 2006 financial year foreign exchange transaction losses were €65 million and were completely offset by gains from our economic hedge transactions of €65 million. This compares to foreign exchange gains of €45 million, offset by economic hedge transactions of €24 million, resulting in net gain of €21 million in the 2005 financial year. A large portion of our manufacturing, selling and marketing, general and administrative, and research and development expenses are incurred in curren-

cies other than the euro, primarily the U.S. dollar and Japanese yen. Fluctuations in the exchange rates of these currencies to the euro had an effect on profitability in the 2004, 2005 and 2006 financial years.
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
      Fluctuating interest rates have an impact on parts of both, our marketable securities as well as our debt obligations and standby lines of credit. We make use of derivative instruments such as interest rate swaps to hedge against adverse interest rate developments. We have entered into interest rate swap agreements that mainly convert the fixed interest rate on our convertible bonds to a variable interest rate based on the relevant European Interbank Offering Rate (“EURIBOR”).
Subsequent Events
      During October 2006, following the insolvency of one of our largest mobile phone customers, BenQ Mobile GmbH & Co OHG, Infineon announced restructuring plans to downsize its workforce. As part of the restructuring, it is expected that a total of approximately 400 employees will be terminated worldwide, thereof almost 200 employees in the German locations of Munich, Salzgitter and Nuremberg. We anticipate that the planned restructuring will result in charges of approximately €30 million during the first quarter of the 2007 financial year, although the exact amount of the restructuring charges can not be estimated at this time due to the early stage of the negotiations with works councils.
      In connection with the formation of Qimonda, Infineon and Qimonda entered into a trust agreement under which Infineon holds shares in Inotera in trust for Qimonda until the shares can legally be transferred. This trust agreement provides for Infineon to transfer the shares to Qimonda as and when Infineon receives an exemption from the statutory lock-up. On October 14, 2006, exemption from the lock-up was received from the Taiwanese Stock Exchange. Accordingly, we are in the process of finalizing the administrative steps necessary to complete the transfer of the Inotera shares to Qimonda.
      On October 11, 2006, the plaintiffs filed a second amended complaint in the U.S. securities class action litigation in the Northern District of California. Our company’s claim against one D&O insurance carrier was dismissed on November 13, 2006. We intend to file an appeal against this decision.
      On October 23, 2006, the action filed on July 13, 2006 by the New York state attorney general in the U.S. District Court for the Southern District of New York case was made part of the multi district litigation proceeding pending in the Northern District of California.
      The settlement agreement with counsel to a class of direct purchasers of DRAM in the United States was approved by the U.S. District Court for the Northern District of California in the hearing held on November 1, 2006.
      In November 2006, Qimonda sold its investment in Ramtron through a private placement. As a result of the sale, Qimonda expects to record a gain of €3 during the three months ending December 31, 2006.

Outlook
World Economy
      Economists generally expect a slight slowdown in economic growth in 2007 compared with 2006. The International Monetary Fund forecasts in its current world economy outlook report gross domestic product growth of 3.5% in 2007, compared with 3.8% in 2006. For 2008, economists anticipate a slight improvement in world economic growth. The slight weakening in the coming year is expected to be cyclical, as the interest rate increases of the last several quarters had a slowdown effect, and primarily reflects activity in developed economies. The high-growth economies — in particular China — are expected to continue to experience dynamic growth in 2007. The aggregate risk potential has not been reduced but rather increased; the list of risks include oil and natural gas shortages, inflation fears, and a cooling-off in the property market, particularly in the U.S. Nevertheless, there are currently no signs of a global recession. In fact, solid world-wide economic growth is expected next year and in the year thereafter.
Semiconductor Industry
      The market development in 2007 and 2008 will not only be strongly dependent on the overall economic situation, but will also be impacted by the degree of market saturation in certain industry segments as a result of the extraordinarily strong growth rates experienced in previous years. Most experts expect moderate growth acceleration in 2007. In 2008, further acceleration of market growth is expected. WSTS forecasts market growth of 9% for 2007 (2006: 8%) followed by market growth of 12% in 2008 (WSTS forecast, October 2006). In the automotive electronics business, the increase in comfort and safety applications, as well as to a smaller extent infotainment applications, are expected to be among the growth drivers during the next two years. Within the wireless communication business, market growth is expected to be driven by mobile telephones despite predictions of a slowdown in unit sales growth. A positive contribution to market growth is also expected from the wireline communication business driven by broadband services that need high data rates (IPTV, video on demand). Likewise, above average growth is expected in the industrial business. The data processing technology business should also benefit from the strong demand for portable PCs in the coming two years. In the consumer electronics business, growth is expected to significantly decelerate from the high growth rates experienced in previous years, but will continue to contribute to overall growth.
Significant Planning Assumptions
      In order to estimate our expected earnings development we have made certain important planning assumptions. In particular, we have assumed a U.S. dollar to euro exchange rate of 1.30 in our business without Qimonda. Furthermore, our projections exclude the effect of any non-ordinary gains or losses that may be incurred, since the amount of such non-ordinary gains or losses cannot be reliably estimated. Non-ordinary gains and losses in the 2007 financial year may arise, for example, from potential sales of Qimonda shares, as well as gains or losses resulting from general restructuring measures. Specifically, we have already defined a cost reduction program following the insolvency of one of our largest mobile phones customers, BenQ Mobile GmbH & Co OHG, which is expected to result in restructuring costs of approximately €30 million to be recognized in the Corporate & Eliminations segment in the first quarter of the 2007 financial year. We cannot give any assurance that additional restructuring costs will not be incurred. Finally, it should be noted that subsequent to the initial public offering of our majority-owned subsidiary Qimonda we are no longer in a position to make forecasts for this subsidiary. Such forecasts are now prepared by Qimonda, and are separately presented in this report. We believe that the individual analysis of our memory business is also meaningful with respect to the price development of our shares. We believe that subsequent to Qimonda’s initial public offering, Infineon’s market capitalization reflects the sum of the market capitalization of our subsidiary Qimonda plus the value of our remaining business activities. We believe that will continue to be the case for at least as long as we maintain a significant equity interest in Qimonda.

Net Sales of Infineon Excluding Qimonda
      Based on our current plans, we expect net sales for Infineon excluding Qimonda, consisting of the Automotive, Industrial & Multimarket, Communication Solutions, Other Operating Segments and the Corporate and Eliminations segments, to remain unchanged or slightly increase compared with the 2006 financial year. This takes into account the negative effect on net sales resulting from the insolvency of our main customer in the area of processors for mobile telephones, which is expected to be reflected in the first quarter of the 2007 financial year. Therefore, we expect a sales decline in our Communication Solutions segment compared with the 2006 financial year. The Automotive, Industrial & Multimarket segment should positively contribute to net sales growth, driven primarily by sales of power semiconductors.
      Beyond the current financial year we anticipate increasing sales volumes in a positive industry environment. Our fabrication plant for power semiconductors in Kulim, Malaysia, will make a positive contribution through further production ramp-up and generation of sales within the Automotive, Industrial & Multimarket segment during the full financial year. The expected ramp-ups at new customers in the wireless division of the Communication Solutions segment in the 2007 financial year may also positively contribute to sales growth in the subsequent year.
EBIT of Infineon Excluding Qimonda
      We expect EBIT before non-ordinary gains and losses for Infineon excluding Qimonda to improve in the current financial year compared with the 2006 financial year.
      In the Automotive, Industrial & Multimarket segment we expect EBIT results to remain unchanged or slightly improve in the 2007 financial year compared with the 2006 financial year. The unusually strong demand experienced in the first half of the 2006 financial year will probably not repeat itself in the current financial year. In the current financial year, the Automotive, Industrial & Multimarket’s EBIT results will continue to be negatively impacted by costs in the mid double-digit million range incurred in connection with the ramp-up of production at our production facility in Kulim, Malaysia, as well charges related to the ramp-down of our production facility in Munich, Germany. Furthermore, following the separation of Qimonda into a stand-alone legal entity, the Automotive, Industrial & Multimarket segment is expected to bear additional costs allocated from central activities during the first half of the financial year. This effect should be compensated in the second half of the financial year by cost cutting measures introduced by the Infineon Complexity Reduction program (“ICoRe”), as further described below. The anticipated savings resulting from the ICoRe program have not been considered in the outlook of the Automotive, Industrial & Multimarket segment described above. Production ramp-ups at new customers in the Communication Solutions segment will have a positive effect on EBIT before non-ordinary gains and losses. In addition, we anticipate a positive effect in the current financial year from the implementation of cost reduction measures which are expected to have a €40 million annual cost-saving impact. We expect EBIT before non-ordinary gains and losses in the wireless communication business to break-even by the end of the 2007 calendar year. On the other hand, we expect a negative impact from the insolvency of our main customer for baseband processors. In addition, EBIT results of the Communication Solutions segment include expenditures in connection with the fabrication facilities referred to above. On a net basis, EBIT before non-ordinary gains and losses is expected to remain negative for the 2007 financial year. The execution of all customer projects within the wireless communication business as currently planned and the timing of completion of ongoing cost reduction programs will determine whether the segment’s EBIT remains at approximately prior year levels or improves. As with the Automotive, Industrial & Multimarket segment, cost cutting measures introduced by the ICoRe program, as further described below, are expected to contribute to the improvement of EBIT before non-ordinary gains and losses in the current financial year compared with the 2006 financial year. The anticipated savings resulting from the ICoRe program have not been considered in the outlook of the Communication Solutions segment described above. In the 2007 financial year, the non-recurrence of expenditures incurred during the 2006 financial year in connection with the separation of the memory products segment into a standalone legal entity and costs related to the move to our new corporate headquarters, Campeon, are expected to positively impact EBIT results prior to inclusion of potential restructuring charges in the Corporate and Eliminations segment.
      The implementation of the ICoRe program, which is currently in its planning phase, is expected to positively impact EBIT results in all segments. We expect to finalize the planning phase of the program in the 2006 calendar year and to implement it in the 2007 financial year. As a result of the ICoRe program, annual savings of at least €50 million are anticipated, which will impact results partially in the current financial year and fully in the next financial year.
      Beyond the 2007 financial year, we expect EBIT before non-ordinary gains and losses to improve as a result of a positive industry environment and further sales growth in the logic business. In the Automotive, Industrial & Multimarket and Communication Solutions segments, the non-recurrence of expenditures incurred in connection with the ramp-down of the production facility in Munich/Perlach and the ramp-up of the production facility in Kulim, Malaysia will be a driver of the improvement. In addition, both segments will fully benefit from the cost-saving measures of the ICoRe program. Furthermore, the cost reduction measures to be implemented in the 2007 financial year in the Communication Solutions segment should positively impact results.
Fixed Assets Investment and Depreciation for Infineon Excluding Qimonda
      We are pursuing a differentiated manufacturing strategy for our Automotive, Industrial & Multimarket and Communication Solutions segments. In the context of this strategy, we will continue to invest in manufacturing capacities for special processes, in particular in the power semiconductor arena. In contrast, we do not plan to invest in our own manufacturing capacities for the standard semiconductor manufacturing process, so called CMOS technology, for structure sizes below 65-nanometers, but will outsource this capacity to foundry partners. In the context of this manufacturing strategy we anticipate that our annual fixed assets capital investment will be approximately €500 million. Compared with the 2006 financial year, depreciation expense is expected to be reduced to approximately €600 million in the 2007 financial year and to continue to decrease in line with capital investment in the years thereafter. In the subsequent financial years we expect annual depreciation expense to be approximately €500 million.
Expenditures for Research & Development for Infineon Excluding Qimonda
      We expect expenditures for research and development for Infineon excluding Qimonda to slightly decrease in the current financial year compared with the 2006 financial year. This is primarily due to the cost reduction measures already initiated within the Communication Solutions segment. By streamlining internal organization structures and reducing fixed costs, we believe that we will be able to reduce development expenditures while retaining our sales potential. In Automotive, Industrial & Multimarket, the introduction of new products and the broadening of the existing product portfolio in automotive power, microcontrollers and power management are examples of areas of emphasis in research and development. In Communication Solutions, we are working, for example, on new system-on-a-chip products for wireless and wireline communication. Beyond the 2007 financial year, a slight increase in expenditures for research & development is possible.
Qimonda Segment
      Qimonda’s revenues are a function of the bit volume it ships and the selling price it achieves for its products. While Qimonda has an influence over its production growth, through capacity additions and productivity improvements, its sales volume depends on the extent to which its product offerings match market demand. Qimonda’s selling prices are a function of the supply and demand relationship in the DRAM market. These market forces are beyond Qimonda’s control and, accordingly, it cannot reliably estimate what these future sales prices, and the resulting revenues and the contribution to its earnings, will be.

      For the 2007 financial year, Qimonda expects bit demand to be driven in part by the introduction of the Windows Vista operating system and the continued strong growth for DRAM in consumer and communication applications. More specifically, Qimonda expects the overall DRAM market, measured in bits, to grow between 55% and 65%. Qimonda intends to increase its bit production in line with overall market growth based on its investment in additional capacities in the Richmond 300-millimeter manufacturing facility and the ramp-up of the second 300-millimeter module at the Inotera joint venture. In addition, during the 2007 financial year, Qimonda aims to realize productivity improvements in manufacturing as it converts further production to 90-nanometer technology and begins the transition to next generation 80-nanometer and 75-nanometer technologies. Qimonda is continuously taking steps to reduce its cost-per-bit in manufacturing, such as the introduction of advanced process technologies featuring smaller die-sizes, the ramp-up of more productive 300-millimeter capacities and other cost savings and productivity improvement measures.
      Qimonda expects to make capital expenditures in the 2007 financial year ranging between €750 million and €850 million. In the years thereafter, its aim is to have capital expenditures of approximately 15% to 25% of revenues on average over the DRAM cycle.
      Depreciation and amortization during the 2007 financial year is estimated to range between €650 million and €750 million, and for the years thereafter to be in line with capital expenditures.
      Research and development expenses are anticipated to be between €430 million and €460 million for the 2007 financial year, and approximate 10% of sales on average for the years thereafter.
      Historically, Qimonda has received financing from us. Depending on market conditions and Qimonda’s financial performance in the coming year, it may redeem a portion or all of this debt through repayment and/or external refinancing.

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
Risks related to the semiconductor industry
We operate in a highly cyclical industry and our business could suffer from periodic downturns
      The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, lower prices and lower revenues. The markets for memory products have been especially volatile.
      Sales decreased in 1996, 1998 and 2001, with a decrease of approximately 32% in 2001. Sales grew by 1% in the 2002 calendar year, 18% in 2003, 28% in 2004, and 7% in 2005. WSTS estimates growth of approximately 8% for the full 2006 calendar year. In addition, average selling prices for our products, particularly our standard memory products, can fluctuate significantly from quarter to quarter or month to month.
      There can be no assurance that the market will continue to grow in the near term, that the growth rates experienced in recent past periods will be attainable again in the coming years, or that we will be successful in managing any future downturn or substantial decline in average selling prices, any of which could have a material adverse effect on our results of operations and financial condition.
Industry overcapacity could require us to lower our prices, particularly for memory products
      Both semiconductor companies with their own manufacturing facilities and semiconductor foundries, which manufacture semiconductors designed by others, have added significant capacity in recent years and are expected to continue to do so. In the past, the net increases of supply sometimes exceeded demand requirements, leading to oversupply situations and downturns in the industry.
      According to WSTS market data, during the first nine months of the 2006 calendar year, the average selling price for DRAM decreased by 16% compared with the same period in 2005. Downturns have severely hurt the profitability of the industry generally, including the DRAM business of Qimonda. Given the volatility of the semiconductor industry, we are likely to face downturns in the future, which would likely have similar effects. Fluctuations in the rate at which industry capacity is growing relative to the growth rate in demand for semiconductor products may in the future put pressure on our average selling prices and hurt our results of operations.
The semiconductor industry, particularly in the memory products arena, is characterized by intense competition, which could reduce our sales or put continued pressure on our prices.
      The semiconductor industry is highly competitive, particularly in the memory products arena, and has been characterized by rapid technological change, short product lifecycles, high capital expenditures, intense pricing pressure from major customers, periods of oversupply and continuous advancements in process technologies and manufacturing facilities. Our subsidiary Qimonda competes globally with other major DRAM suppliers, including Samsung Electronics, Micron Technology, Hynix Semiconductor, Elpida Memory and Nanya, which is its joint venture partner in Inotera. Some of Qimonda’s competitors have substantially greater capital, human and other resources and manufacturing capacities, more efficient cost structures, higher brand recognition, larger customer bases and more diversified product lines than Qimonda has. Competitors with greater resources and more diversified operations may have long-term advantages, including the ability to better withstand future downturns in the DRAM market and to finance research and development activities. In addition, unfair price competi-

tion, government support or trade barriers by or for the benefit of our competitors would adversely affect Qimonda’s competitive position.
      To compete successfully in the DRAM market, Qimonda must:

•	design and develop new products and introduce them in a timely manner;

•	develop and successfully implement improved manufacturing process technologies to reduce its per-megabit costs; and

•	broaden its DRAM customer base, to reduce its dependence on a small number of customers and position itself to increase its market share.
      Other factors affecting Qimonda’s ability to compete successfully are largely beyond Qimonda’s control. These include:

•	the extent to which and the pace at which customers incorporate its memory products into their devices;

•	whether electronics manufacturers design their products to use DRAM configurations or new types of memory products that Qimonda does not offer;

•	the number and nature of its competitors; and

•	general economic conditions.
      Increased competitive pressure or the relative weakening of Qimonda’s competitive position caused by these factors, or other developments Qimonda has not anticipated, could materially and adversely affect Qimonda’s and our business financial condition and results of operations.
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
      Competitors may also develop technologies that are protected by patents and other intellectual property rights. These technologies may therefore either be unavailable to us or be made available to us only on unfavorable terms and conditions. Litigation, which could require significant financial and management resources, may be necessary to enforce our patents or other intellectual property rights or to defend against claims of infringement of intellectual property rights brought against us by others. Lawsuits may have a material adverse effect on our business. We may be forced either to stop producing substantially all or some of our products or to license the underlying technology upon economically unfavorable terms and conditions, and possibly to pay damages for prior use of third party intellectual property. See “Business — Legal Matters” for a description of the recent claims and proceedings.
Our results may suffer if we are not able to match our production capacity to demand
      It is difficult to predict future growth in the markets we serve, making it hard to estimate requirements for production capacity. If the market does not grow as we have anticipated, we risk underutiliza-

tion of our facilities. This may also in the future result in write-offs of inventories and losses on products for which demand is lower than current forecasts may indicate.
      During periods of increased demand we may not have sufficient capacity to meet customer orders. Such constraints affect our customers’ ability to deliver products in accordance with their planned manufacturing schedules, straining relationships with affected customers. During periods of industry overcapacity and declining selling prices, customers do not generally order products as far in advance of the scheduled shipment date as they do during periods when our industry is operating closer to capacity.
      In the past we have responded to fluctuations in industry capacity and demand by adapting production levels, closing existing production facilities, opening new production facilities or entering into strategic alliances, which in many cases resulted in significant expenditures. We have also purchased an increasing number of processed wafers from semiconductor foundries to meet higher levels of demand and have incurred higher cost of goods sold as a result. In order to expand or reduce our production capacity in the future, we may have to spend substantial amounts, which could hurt our results of operations.
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
      We outsource production of some of our products to third-party suppliers, including semiconductor foundry manufacturers and assembly and test facilities. Using third-party suppliers exposes us to manufacturing problems experienced by those suppliers and may be less cost-effective than manufacturing at our own facilities.
      In October 2005, we experienced a one-week labor strike at our manufacturing site in Munich-Perlach. Further strikes at any of our production locations could negatively impact our results of operations and our capabilities to respond to customer requirements, which may limit our future ability to develop business opportunities.
If we fail to successfully implement an optimum make-or-buy strategy, our business could suffer from higher costs
      We intend to continue to invest in leading-edge process technologies such as power, embedded flash and RF technologies. At the same time, in standard CMOS below 90-nanometers, we will continue to share risks and expand our access to leading-edge technology through long-term strategic partnerships with other leading industry participants and by making more extensive use of manufacturing at silicon foundries. However, the decisions whether to develop an own solution or to cooperate with third party suppliers could result in disadvantages if the assumptions for cost developments were later proved as incorrect.

Our business could suffer due to the decreases in the volume of demand of our customers
      Our sales volume significantly depends on the market success of our customers in developing and selling end-products that incorporate our products. The fast pace of technological change, difficulties in the execution of individual projects and other factors may limit the market success of our customers, resulting in a decrease in the volume of demand for our products and adversely affecting our results of operations. This risk is particularly acute in our Communication Solutions segment, in which we also face significant pricing and margin pressures.
New business is often subject to a competitive selection process that can be lengthy and uncertain and that requires us to incur significant expense. Even after we win and begin a product design, a customer may decide to cancel or change its product plans, which could cause us to generate no sales from a product and adversely affect our results of operations
      In several of our business areas we focus on winning competitive bid selection processes, known as “design wins,” to develop products for use in our customers’ products. These selection processes can be lengthy and can require us to incur significant design and development expenditures. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures.
      After winning a product design for one of our customers, we may still experience delays in generating revenue from our products as a result of the lengthy development and design cycle. In addition, a delay or cancellation of a customer’s plans could significantly adversely affect our financial results, as we may have incurred significant expense and generated no revenue. Finally, if our customers fail to successfully market and sell their equipment this could materially adversely affect our business, financial condition and results of operations as the demand for our products falls.
We have a limited number of suppliers of manufacturing equipment and raw materials, and could suffer shortages if they were to interrupt supply or increase prices
      Our manufacturing operations depend upon obtaining deliveries of equipment and adequate supplies of materials on a timely basis. We purchase equipment and materials from a number of suppliers on a just-in-time basis. From time to time, suppliers may extend lead times, limit supply to us or increase prices due to capacity constraints or other factors. Because the equipment that we purchase is complex, it is difficult for us to substitute one supplier for another or one piece of equipment for another. Some materials are only available from a limited number of suppliers. Although we believe that supplies of the materials we use are currently adequate, shortages could occur in critical materials, such as silicon wafers or specialized chemicals used in production, due to interruption of supply or increased industry demand. Our results of operations would be hurt if we are not able to obtain adequate supplies of quality equipment or materials in a timely manner or if there were significant increases in the costs of equipment or materials.
Our business could suffer if we do not have adequate access to capital
      Semiconductor companies that operate their own manufacturing facilities require significant amounts of capital to build, expand, modernize and maintain them. Semiconductor companies also require significant amounts of capital to fund research and development. We used cash in our investing activities of €1,809 million in the 2004 financial year, €238 million in the 2005 financial year and €824 million in the 2006 financial year. Our research and development expenses were €1,219 million in the 2004 financial year, €1,293 million in the 2005 financial year and €1,249 in the 2006 financial year. Our capital expenditures in the 2004, 2005, and 2006 financial years were €1,163 million, €1,368 million and €1,253 million, respectively. We intend to continue to invest heavily in research and development and manufacturing facilities, while continuing our policy of cooperation with other semiconductor companies to share these costs with us.

      We believe that our carve-out of our memory products business into the separate legal entity Qimonda, and that company’s recent initial public offering, will allow both companies to gain direct access to additional sources of capital. Nevertheless, we or Qimonda may experience difficulties in raising the amount of capital required for our businesses on acceptable terms due to a number of factors, such as general market and economic conditions, inadequate cash flow from operations or unsuccessful asset management. Our business may be hurt if we or Qimonda are not able to make necessary capital expenditures and finance necessary research and development endeavors.
Our business could suffer if we are not able to secure the development of new technologies or if we cannot keep pace with the technology development of our competition
      The semiconductor industry is characterized by rapid technological changes. New process technologies using smaller feature sizes and offering better performance characteristics are introduced every one to two years. The introduction of new technologies allows us to increase the functions per chip while at the same time optimizing performance parameters, such as decreasing power consumption or increasing processing speed. In addition, the reduction of feature sizes allows us to produce smaller chips offering the same functionality and thereby considerably reduce the costs per function. In order to remain competitive, it is essential that we secure the capabilities to develop and qualify new technologies for the manufacturing of new products. If we are unable to develop and qualify new technologies and products, or if we devote resources to the pursuit of technologies or products that fail to be accepted in the marketplace or that fail to be commercially viable, our business may suffer.
We rely on our strategic partners and other third parties, and our business could be harmed if they fail to perform as expected or relationships with them were to be terminated
      As part of our strategy, we have entered into a number of long-term strategic alliances with leading industry participants, both to manufacture semiconductors and to develop new manufacturing process technologies and products. If our strategic partners encounter financial difficulty or change their business strategies, they may no longer be able or willing to participate in these alliances. Some of the agreements governing our strategic alliances allow our partners to terminate the agreement if our equity ownership changes so that a third party gains control of our company or of a significant portion of our company’s shares. Our business could be harmed if any of our strategic partners were to discontinue its participation in a strategic alliance or if the alliance were to otherwise terminate. To the extent we rely on alliances and third-party design and/or manufacturing relationships, we face the risks of:

•	reduced control over delivery schedules and product costs;

•	manufacturing costs that are higher than anticipated;

•	the inability of our manufacturing partners to develop manufacturing methods appropriate for our products and their unwillingness to devote adequate capacity to produce our products;

•	a decline in product reliability;

•	an inability to maintain continuing relationships with our suppliers; and

•	limited ability to meet customer demand when faced with product shortages.
      If any of these risks materialize, we could experience an interruption in our supply chain or an increase in costs, which could delay or decrease our revenue or adversely affect our business, financial condition and results of operations.
Our business could suffer as a result of volatility in different parts of the world
      We operate globally, with numerous manufacturing, assembly and testing facilities on three continents, including three that we operate jointly with partners. In the 2006 financial year, 83% of our revenues were generated outside Germany and 66% were generated outside Europe. Our business is therefore subject to risks involved in international business, including:

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
      Threats of disease outbreaks or pandemics, such as the recent avian flu and Severe Acute Respiratory Syndrome (SARS) outbreaks, in regions where we have manufacturing sites may negatively effect our operations by limiting the productivity of our workforce, inhibiting transportation or the shipment of products or reducing the ability of local suppliers to provide adequate goods and services. Furthermore, the purchasing patterns of our customers located in these regions may suffer if there is an epidemic outbreak. This could negatively impact our operations.
Our operating results may fluctuate significantly from quarter to quarter, and as a result we may fail to meet the expectations of securities analysts and investors, which could cause our stock price to decline
      Our operating results have fluctuated significantly from quarter to quarter in the past and are likely to continue to do so due to a number of factors, many of which are not within our control. If our operating results do not meet the expectations of securities analysts or investors, the market price of our ordinary shares and ADSs will likely decline. Our reported results can be affected by numerous factors including those described in this “Risk Factors” section, among them:

•	changes in accounting rules, such as the change requiring the recording of expenses for employee shares options and other stock-based compensation expense commencing in the first quarter of the 2006 financial year;

•	the overall cyclicality of, and changing economic and market conditions in, the semiconductor industry, as well as seasonality in sales of consumer products into which our products are incorporated;

•	our ability to scale our operations in response to changes in demand for our existing products and services or demand for new products requested by our customers;

•	intellectual property disputes, customer indemnification claims and other types of litigation risks;

•	the gain or loss of a key customer, design win or order; and

•	the timing, rescheduling or cancellation of significant customer orders and our ability, as well as the ability of our customers, to manage inventory.
      Due to the foregoing factors, and the other risks discussed in this annual report, you should not rely on quarter-to-quarter comparisons of our operating results as an indicator of future performance.

Our results of operations and financial condition can be adversely impacted by changes in exchange rates
      Our results of operations can be hurt by changes in exchange rates, particularly between the euro and the U.S. dollar or the Japanese yen. In addition, the balance sheet impact of currency translation adjustments has been, and may continue to be, material.
      Further information on foreign currency derivative and transaction gains and losses could be found in section headed “Operating and Financial Review — Qualitative and Quantitative Disclosure about Market Risk — Foreign Exchange and Interest Risk”.
Environmental laws and regulations may expose us to liability and increase our costs
      Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and ground water contamination.
      A directive in the EU imposes a “take-back” obligation on manufacturers to finance the collection, recovery and disposal of electrical and electronic equipment. Because of unclear statutory definitions and interpretations and only partial implementation in national legislation in individual member states, we are unable at this time to determine in detail the consequences for our company. Additional European legislation has restricted the use of lead and other hazardous substances in electrical and electronic equipment from July 2006. Another EU directive describes ecodesign requirements for energy-using products, including information requirements for components and sub-assemblies. The European Commission could restrict the use of PFOS (Perfluoroctane sulphonate) in the EU. PFOS is an important constituent of key chemicals used in the semiconductor industry. Furthermore, in June 2006, the European Council adopted a Common Position on a new European Union regulatory framework for chemicals, called REACH, dealing with the registration, evaluation and authorization of chemicals. These directives and proposals may complicate our research and development activities and may require us to change certain of our manufacturing processes to utilize more costly materials or to incur substantial additional costs. In addition, in 2004, an EU directive on environmental liability with regard to the prevention and remedying of environmental damage came into force. After implementation in the member states we could face increased environmental liability, which may result in higher insurance costs and potential damage claims.
      The Chinese government restricts the use of lead and other hazardous substances in electronic and IT products. Because not all implementing measures are in place and because a number of statutory definitions and interpretations remain unclear, the consequences for our company cannot currently be determined in detail.
      As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing locations. Costs associated with future additional environmental compliance or remediation obligations could adversely affect our business.
      In recent years, there have been media reports of a potential link between working in semiconductor manufacturing clean room environments and certain illnesses, primarily different types of cancers. Regulatory agencies and industry associations have begun to study the issue to see if any actual correlation exists. Although we have monitored our employees since 1990, we cannot be certain that in the future no such link will be established. We may become subject to liability claims, which could result in litigation or settlement expense regardless of their merit. In addition, these reports may affect our ability to recruit and retain employees.
      For a further description of environmental issues that we face see “Business — Environmental Protection and Sustainable Management”.

Products that do not meet customer specifications or that contain, or are perceived to contain, defects or errors or that are otherwise incompatible with their intended end use could impose significant costs on us
      The design and production processes for our products are highly complex. It is possible that we may produce products that do not meet customer specifications, contain or are perceived to contain defects or errors, or are otherwise incompatible with their intended uses. We may incur substantial costs in remedying such defects or errors, which could include material inventory write-downs. Moreover, if actual or perceived problems with nonconforming, defective or incompatible products occur after we have shipped the products, we might not only bear direct liability for providing replacements or otherwise compensating customers but could also suffer from long-term damage to our relationship with important customers or to our reputation in the industry generally. This could have a material adverse effect on our business, financial condition and results of operations.
We are subject to the risk of loss due to explosion and fire because some of the materials we use in our manufacturing processes are highly combustible
      We use highly combustible materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from explosion and fire which cannot be completely eliminated. Although we maintain comprehensive fire and casualty insurance up to policy limits, including insurance for loss of property and loss of profit resulting from business interruption, our insurance coverage may not be sufficient to cover all of our potential losses. If any of our fabs were to be damaged or cease operations as a result of an explosion and fire, it could reduce our manufacturing capacity and may cause us to lose important customers.
Reductions in the amount of government subsidies we receive or demands for repayment could increase our reported expenses or limit our ability to fund our capital expenditures
      As is the case with many other semiconductor companies, our reported expenses have been reduced in recent years by various subsidies received from governmental entities. In particular, we have received, and expect to continue to receive, subsidies for investment projects as well as for research and development projects. We recognized governmental subsidies as a reduction of R&D expenses and cost of sales in an aggregate amount of €160 million in the 2004 financial year, €171 million in the 2005 financial year and €153 million in the 2006 financial year. In addition, we reduced the carrying value of fixed assets by €0 million and €49 million during the 2005 and 2006 financial years, respectively.
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
      In April 2003 we received a request for information regarding DRAM industry practices from the European Commission (the “Commission”) and in May 2004 we received a notice of a formal inquiry into alleged DRAM industry competition law violations from the Canadian Competition Bureau. We are cooperating with the Commission and the Canadian Competition Bureau in their inquiries.
      Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against us and other DRAM suppliers in U.S. federal courts and in state courts in various U.S. states, as well as in the Canadian provinces of British Columbia, Ontario and Quebec. The complaints allege violations of U.S. federal and state or Canadian antitrust and competition laws and seek significant damages on behalf of the plaintiffs. In July 2006 the state attorneys general of a number of U.S. states filed actions against us and other DRAM suppliers in U.S. federal courts. The claims involve allegations of DRAM price fixing and artificial price inflation and seek to recover three times actual damages and other relief.
      In connection with these matters and in accordance with U.S. GAAP, as of September 30, 2006 we had accrued liabilities in the amount of €139 million related to these DOJ and European anti-trust investigations. Because these matters remain ongoing, we cannot predict at this time whether the reserves will be adequate to cover any further potential liabilities that we may incur.
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
We might be faced with product liability or warranty claims
      Despite extensive quality assurance measures, including our Automotive Excellence program in that business group, there remains a risk that defects may occur in our products. The occurrence of such defects — particularly in consumer areas and areas in which physical injury could result, such as our automotive business group — could give rise to warranty claims or to liability for damages caused by such defects and for consequential damages and could, moreover, limit the acceptance of our products in the market. Both could have a material adverse effect on our business and financial condition. Also, customers have from time to time notified us of potential contractual warranty claims in respect of products supplied by us, and may do so in the future.
We may be unable to successfully integrate businesses we acquire
      We have acquired other companies, businesses and technologies from time to time. We intend to continue to make acquisitions of, and investments in, other companies in the future. We face risks resulting from the expansion of our operations through acquisitions. These include the risk that we might be unable to integrate new businesses with our culture and strategies. We also cannot be certain that we will be able to achieve the benefits we expect from a particular acquisition or investment. Acquisitions may also strain our managerial and operational resources, as the challenge of managing new operations may divert our managers and employees from monitoring and improving operations in our existing businesses. Our business, financial condition and results of operations may suffer if we fail to coordinate our resources effectively to manage both our existing businesses and any businesses we acquire.
      We review the goodwill associated with our acquisitions for impairment at least once a year. Changes in our expectations due to changes in market developments which we cannot foresee have in the past resulted in our company writing off amounts associated with the goodwill of acquired companies, and future changes may similarly require further write-offs in future periods.
Siemens exercises partial control over some of our intellectual property rights and could use these rights to compete with us
      In connection with our formation as a legal entity, Siemens transferred approximately 20,000 patent rights to us. Under the terms of this transfer and related agreements, however, Siemens retained the right to use these patent rights within the scope of its business for an unlimited period of time, subject to various restrictions in the case of patents relating to information handling systems. A non-competition agreement between us and Siemens, entered into in connection with our formation as a separate company, expired in March 2004. Siemens is no longer prevented from competing with us, and may utilize the patent rights it retained at the time of our company’s formation to do so.
      Siemens also retained the right to assert infringement claims against third parties with respect to approximately 15% of the patent rights that it transferred to us, insofar as these patents relate to the technical field of the Siemens group’s business activities. Siemens has agreed that it will not exercise this right against any of our customers in respect of any part of such customer’s products that contains one of our products, unless this right is asserted for defensive purposes. Nevertheless, we can provide no assurance that these safeguards will be sufficient to protect all of our customers against claims by Siemens with respect to those of their products that incorporate technology covered by these patents. It may therefore be difficult for us to sell our products or grant licenses of these patents to third parties, and they may not be able to use our products without infringing these patents or incurring license fees to Siemens.
As the majority shareholder in Qimonda we may be negatively impacted by adverse developments in the business of Qimonda or declines in the market price of its securities
      Because we will continue to fully consolidate the financial results of Qimonda in our financial statements for so long as Infineon remains the majority shareholder of that company, fluctuations in Qimonda’s results of operations will be reflected in our operating results. Our company’s results of operations will therefore be significantly affected by the success or failure of the management of Qimonda and, although we will have control over Qimonda for so long as we remain its majority shareholder, we will not have the ability to direct its operations on a day-to-day basis. The value of our holding in Qimonda and our ability to realize significant cash from any further sales of Qimonda securities held by Infineon will be substantially dependent on the market performance of Qimonda’s stock, which will in turn depend on the business success of Qimonda and the development of the market for semiconductor memory products, both of which are substantially outside our control.

The carve-out of Qimonda and its subsequent public listing may fail to produce the strategic, operational and financing benefits we envision
      We and Qimonda believe that the carve-out of Qimonda will result in a number of strategic benefits for both companies, including:

•	increased marked responsiveness through an exclusive focus on our respective customers;

•	access to separate and distinct investor bases;

•	employee incentives more directly tied to the performance of the individual companies; and

•	increased flexibility to pursue strategic options.
      This restructuring may not produce these anticipated benefits, which could negatively affect our results of operations or our ability to achieve maximum value from our remaining equity interest in Qimonda. It may also result in unanticipated disadvantages, including a loss of synergies and economies of scale, that are not fully offset by any resulting benefits.

BUSINESS
Overview
        We are one of the world’s leading semiconductor companies. We have been at the forefront in the development, manufacture and marketing of semiconductors for more than fifty years, first as the Siemens Semiconductor Group and, since 1999, as an independent company. We have been a publicly traded company since March 2000.
      We design, develop, manufacture and market a broad range of semiconductors and complete system solutions used in a wide variety of microelectronic applications. Our logic semiconductors business is conducted through our Automotive, Industrial & Multimarket segment and our Communication Solutions segment. Our memory products business is conducted through our majority-owned subsidiary, Qimonda. According to market research company iSuppli, we were the fourth-largest semiconductor company worldwide in the first half of 2006 — with our logic businesses alone ranked number 11 in that period and Qimonda alone ranked number 14.
      The principal developments during our 2006 financial year included the following:

Corporate Developments

•	In November 2005, we signed an agreement with Chartered Semiconductor regarding the manufacturing of 65-nanometer logic products.

•	In March and May 2006, our joint venture Inotera successfully completed an initial public offering on the Taiwanese Stock Exchange of 200 million ordinary shares and a public offering on the Luxembourg Stock Exchange of 40 million global depositary shares (representing 400 million ordinary shares), each at an issuance price of NT$33 per ordinary share. As a result of these transactions, we recognized non-operating gains of €72 million.

•	In May 2006, we completed the carve-out of our memory products business into a separate legal entity, Qimonda AG, and in August 2006, Qimonda completed an initial public offering on the New York Stock Exchange. The net proceeds resulting from the initial public offering of Qimonda and the sale of Qimonda shares upon exercise of the underwriters’ over-allotment option were €464 million. We continue to hold 85.9% of the shares of Qimonda.

•	In June 2006, we and MOSAID reached agreements settling all claims between us and licensing the MOSAID patent portfolio for use in our current and future products. Under the terms of the settlement agreements, MOSAID purchased fifty patents from us. We retain royalty-free ”lives of the patents” licenses to use these patents in the manufacturing and sale of any products. In addition, MOSAID granted us a six year license to use any MOSAID patents in the manufacturing and sale of semiconductor products, as well as a ”lives of the patents” license to those MOSAID patent families that had been in dispute.

•	In August 2006, Infineon and Qimonda entered into settlement agreements with Tessera with respect to all of Tessera’s patent-infringement and antitrust related claims. Pursuant to the settlement, Infineon and Qimonda entered into six year license agreements with Tessera that provide Infineon and Qimonda a world-wide, non-exclusive, non-transferable and non-sub licensable license to use a portfolio of Tessera patents.

•	In August 2006, Winbond and Qimonda expanded their foundry relationship to include the transfer of next generation 80-nanometer DRAM trench technology.

•	In September 2006, one of our largest mobile phones customers, BenQ Mobile GmbH & Co OHG became insolvent. We recognized charges of €91 million in the 2006 financial year primarily as a result of this event.

•	In September 2006, we opened our new front-end manufacturing site in Kulim, Malaysia for the production of power semiconductors for industrial and automotive applications.
Technical and Product Developments
          Infineon Logic Businesses

•	We introduced our second-generation silicon carbide Schottky diodes, enabling greater efficiency and higher reliability for power management applications. This technology is expected also to be key in the development of HEV (hybrid electronic vehicle) cars.

•	Our TriCore TC 1796 for automotive applications is the first 32-Bit controller in 130-nanometer technology with embedded Flash. Developed for use with engine and gearbox control systems in light vehicles, trucks, and motorcycles, it will help combine improved performance, reliability and safety with minimum fuel consumption and emissions.

•	We introduced the air pressure sensor KP106, a device that is integrated in passenger doors of automobiles to ignite the airbag in case of a side-impact event. Compared to acceleration sensors, this pressure sensor has the advantage of a faster response time, which can save lives in case of an accident and makes travel by car safer. Technology development on the semiconductor level now allows the integration of the micro controller into the sensor device.

•	CoolMOS in flat panel displays. The most important advantage of our CoolMOS products (power semiconductors for voltage regimes above 300 Volt) lies in their low power dissipation. This allows power efficient designs without extra cooling. In addition to the classical applications in the industrial area, we also regard consumer equipment as an attractive market for these power efficient CoolMOS devices.

•	Light triggered thyristors in power plants and transformer stations. In many cases high voltage DC transmission is more efficient than AC based transmission for long distance power transmission lines. To improve power efficiency of the DC/ AC conversion at the receiving end, our light triggered thyristors are used. Compared to conventional, electrically triggered thyristors, the light triggered versions need less space and are more robust.

•	We are starting to sample SMARTi 3GE, the world’s most highly integrated single chip dual mode WCDMA/ EDGE RF transceiver for mobile devices. It is based on a quad-band GSM/ EDGE transceiver and a six-band WCDMA transceiver with HSDPA functionality.

•	Our latest highly integrated S-GOLD3H is the first baseband processor which offers download data rates of up to 7.2 Mbps for mid-range multimedia phones. Combined with SMARTi 3GE and our HSDPA protocol stack it comprises the heart of our HSDPA/ WCDMA/ EDGE multimedia platform, MP-EH.

•	We introduced E-GOLDvoice, a GSM single-chip which integrates a baseband processor, radio frequency transceiver, power management unit and RAM, achieving a new record level of silicon integration for mobile communications.

•	We introduced Danube, a single-chip solution for ADSL2+ broadband IAD (integrated access device) and home gateway applications enabling services such as VoIP, video-conferencing and IPTV.
          Qimonda

•	Launched DDR2 Fully-Buffered DIMMs in high volume for Intel’s Bensley server platforms.

•	Delivered the industry’s first DDR3 SO-DIMM samples to ATI for future notebook designs.

•	Announced that it had become the preferred supplier of GDDR3 Graphics RAM for Microsoft’s XBox 360 games console.

•	Finalized the first phase of the ramp-up of the new 300-millimeter manufacturing module at its Richmond manufacturing site with a capacity of 25,000 wafer starts per month.

•	Qimonda and Nanya announced that they had successfully qualified the next generation 75-nanometer DRAM trench technology and a first 512M DDR2 product that had been jointly developed at Qimonda’s R&D centers in Dresden and Munich, Germany.
      The address of our principal executive offices is Am Campeon 1-12, D-85579, Neubiberg, Germany, and our main telephone number is +49-89-234-0.
Industry Background
        Semiconductors power, control and enable an increasing variety of electronic products and systems. Improvements in semiconductor process and design technologies continue to result in ever smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and costs have decreased, semiconductors have become common components in products used in everyday life, including personal computers, telecommunications systems, wireless handheld devices, automotive products, industrial automation and control systems, digital cameras, digital audio devices, digital TVs, chip cards and security applications, and games consoles.
      The market for semiconductors has historically been volatile. Supply and demand have fluctuated cyclically and have caused pronounced fluctuations in prices and margins. Following a severe downturn in 2001, the industry experienced a further period of low demand and ongoing worldwide overcapacity during 2002. In 2003 and in particular in 2004, the semiconductor market showed stronger performance. During 2005, global semiconductor market growth slowed significantly to 7% according to WSTS. For the 2006 calendar year WSTS anticipates a growth rate of 8% for the global semiconductor market.
Strategy
        Following the carve-out of our memory products business into the separately listed company Qimonda, we will now focus on our non-memory core businesses: automotive, industrial electronics, mobile phone platforms, RF solutions, broadband access, and chipcard & security applications. In particular, we strive to achieve profitable growth in these businesses by maintaining and expanding our leadership position in semiconductor solutions for energy efficiency, mobility & connectivity and security & safety.
      To achieve these goals, in our non-memory business we seek to:

•	Build on our market leadership position in the field of power management semiconductors, both power discretes and ICs. We believe that our success to date has been based on a deep understanding of a wide range of applications in the automotive and industrial area as well as for PCs and consumer devices. Our leading position in these areas is built on high-performance products, superior process technologies and optimized in-house manufacturing capabilities. We see significant growth potential for our power business, driven by high energy costs and the need for ever longer battery lifetimes in mobile devices.

•	Provide the technology to be connected every day & everywhere — from home, in the office or on the way. We will seek to profit from our key strengths in areas such as RF technology and wireline access. In order to benefit from the ever-increasing need for mobility and communication in all aspects of our day-to-day life, we intend to broaden our customer base and to focus on the most promising solutions for future profitable growth.

•	Strengthen our leadership position in security & safety solutions. We intend to leverage our know-how for applications in new areas, and believe we are well positioned to benefit from future trends like the transition to e-passports and the implementation of digital rights manage-

ment in consumer devices. We believe that the ever-increasing digitalization and increasing mobility in daily life will be a key driver for our security & safety business.

•	Manage carefully the mix of make-versus-buy in manufacturing and process technology development. We intend to continue to invest in leading-edge process technologies such as power, embedded flash and RF technologies. At the same time, in standard CMOS below 90-nanometer, we will continue to share risks and expand our access to leading-edge technology through long-term strategic partnerships with other leading industry participants. We do not intend to invest in in-house capacity for standard-CMOS processes below the 90-nanometer node, and expect to make more extensive use of manufacturing at silicon foundries.

      Regarding our memory business, we strive to benefit as Qimonda implements its strategy, including its plans to:

•	Improve its average selling price by increasing its focus on DRAM products for advanced infrastructure, graphics, mobile and consumer applications.

•	Leverage its technology leadership and increase its presence in low-cost regions to continue to reduce unit costs.

•	Improve profitability and return on capital throughout the memory product industry’s business cycle.
      We do not anticipate that we will continue to hold a majority stake in Qimonda over the long term. We expect that any proceeds from future sales of Qimonda shares will enable us to generate additional cash to expand and further strengthen our non-memory core operations.
Products and Applications
        The following table gives an overview of some of the more significant products and applications and the four largest customers of each of our three segments in the 2006 financial year.
Principal Products, Applications and Customers

Four
Largest
Customers
in the 2006
Financial
Segment	Principal Products	Principal Applications	Year

Automotive, Industrial & Multimarket	Power semiconductors (discretes, ICs and modules), sensors and microcontrollers (8-bit, 16-bit, 32-bit) with and without embedded memory, silicon discretes, chip card and security ICs, ASIC design solutions including secure ASICs, Trusted Platform Modules	Automotive: Powertrain (engine control, transmission control, hybrid) body and convenience (comfort electronics, air conditioning) safety and vehicle dynamics (ABS, airbag, stability control) infotainment (wireless communication, telematics/navigation)	Avnet Bosch Siemens Silicon Application Corporation

Industrial & Multimarket: Power management & supplies, drives and power distribution, industrial control, discrete commodity products (e.g. handsets)

Security & ASICs: Chip card and security ICs (e.g., for mobile communication, identification, finance), Platform security for computers and in networks (TPM), hard disks, game consoles, hearing aids, computer peripherals

Four
Largest
Customers
in the 2006
Financial
Segment	Principal Products	Principal Applications	Year

Communication Solutions	Baseband ICs; RF transceivers; mobile phone system solutions including software; DECT chipsets; tuner ICs; RF-power transistors; ICs for voice access and core access (e.g., CODECs, SLICs, ISDN, T/E); broadband access ICs for xDSL CO/CPE, VoIP, switch and PHY; system solutions for DSL-modems; routers; home-gateways; WLAN access points	Mobile telephone systems for major standards (GSM, GPRS, EDGE, UMTS), cordless telephone systems for major standards (WDCT, DECT), RF connectivity solutions (e.g., Bluetooth, GPS), cellular base stations, voice access and core access, broadband access solutions for central office, broadband customer premises equipment and home networking equipment	BenQ Nokia Siemens Avnet

Qimonda	Commodity DRAM components with densities from 128-Mbit to 1-Gbit and SDRAM, DDR and DDR2 interfaces; mainstream modules for desktop and notebook PCs; special modules for workstations and servers	Desktop and notebook computers, PC upgrades, workstations and servers, communications equipment, and computer peripherals	HP Dell Microsoft Sony

	Graphics RAM components with densities of 256-Mbit and 512-Mbit and DDR, DDR2 and GDDR3 interfaces	Graphic cards, motherboards, and game consoles

	Mobile-RAM with densities from 128-Mbit to 512-Mbit and SDRAM and DDR interface	Portable consumer devices, e.g., MP3 players, digital still cameras, PDAs, and mobile phones

	NAND-compatible Flash components, Flash Cards (SD, MMC, mini SD, RS MMC), USB-sticks	Portable consumer devices, e.g., MP3 players, digital still cameras, PDAs, mobile phones, and PC upgrades
Automotive, Industrial & Multimarket
      The Automotive, Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in automotive, industrial and security applications, and applications with customer-specific product requirements. Our automotive and industrial business units focus on microcontrollers and power semiconductors (which handle higher voltage and higher current than standard semiconductors), discrete semiconductors, modules and sensors. According to Strategy Analytics, we were the second largest producer of ICs for automotive electronics worldwide in 2005, with approximately 9% of the market, and the largest in Europe. Within the fragmented market for industrial semiconductor applications, we focus on power management and supply as well as drives and power distribution. IMS Research reported that we were the number one supplier worldwide for power semiconductors in both 2004 and 2005, with a market share of over 9% in the 2005 calendar year. Our broad portfolio addressing consumer, computing and communication applications ranges from discrete semiconductors and power devices to chip card and security ICs and ASIC design solutions.

Automotive
      The market for semiconductors for automotive applications has grown substantially in recent years, reflecting increased electronic content in automotive applications in the areas of safety, power train and body and convenience systems. This growth also reflects increasing substitution of semiconductors for mechanical devices such as relays in order to meet more demanding reliability, space, weight and power-reduction requirements.

      Our automotive team offers customers semiconductors and complete system solutions in the engine management, safety and chassis, body and convenience and infotainment markets, in some cases including software. Our principal automotive products include:

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
      Our automotive products include power semiconductors, microcontrollers, discrete semiconductors and silicon sensors, along with related technologies and packaging. To take advantage of expected growth in the market for “green” vehicles, our power competencies across all of our business units are bundled in order to better enable us to provide semiconductor and power module solutions for hybrid vehicles.
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
      We strongly emphasize high quality in our products. We have implemented a group wide program, called Automotive Excellencetm, through which we aim for the goal of “zero defects” in our automotive semiconductors and solutions.
          Industrial & Multimarket
      The market for semiconductors for industrial applications is highly fragmented in terms of both suppliers and customers. It is characterized by a large number of both standardized and application-specific products. These products are employed in a large number of diverse applications in industries such as transportation, factory automation and power supplies.
      Within the industrial business, we focus on two major applications: power management & supply and power conversion. We provide differentiated products combining diverse technologies to meet our customers’ specific needs. With global energy demand continuing to rise and supplies generally tightening, power semiconductors can make a major contribution to addressing the increasing need for energy savings. We have a strong position in power applications within industrial and automotive segments. According to market research firm IMS Research, we have been the global market leader for power semiconductors for three consecutive years, with 9.4% market share in 2005.
      Our broad portfolio comprises power modules, small signal and discrete power semiconductors, power management ICs and microcontrollers. Our industrial products are used in a wide range of applications, such as:

•	Power supplies (AC/DC), divided into two main categories: uninterruptible power supplies, such as power backbones for Internet servers; and switched-mode power supplies for PCs, servers and consumer electronics (LCD/PDP TVs and gaming consoles), as well as battery chargers for mobile phones, notebook computers and other handheld devices;

•	DC/DC converters for computing and communication applications, for example, for motherboards, telecommunications equipment and graphic cards;

•	Drives for machine tools, motor controls, pumps, fans and heating, ventilation, consumer products (for example, washing machines), air-conditioning systems and transportation as well as power suppliers for further consumer appliances such as inductive cooking;

•	Industrial automation, meters and sensors; and

•	Other industrial applications such as power distribution systems and medical equipment.
      Our portfolio of semiconductor discretes includes:

•	AF (audio frequency) discretes (general purpose diodes and transistors, switching diodes, digital transistors);

•	RF (radio frequency) discretes (diodes, transistors, Small Scale Integrated Circuits (SSICs), Monolithic ICs); and

•	HIPACtm (High Performance Active and Passive Integration) devices offering ESD/EMI (ElectroStatic Discharge/Electro Magnetic Interference) protection and high integration in advanced applications (e.g. in mobile communication devices).
          Security & ASICs
      Our chip card and security unit designs, develops, manufactures and markets a wide range of security controllers, security memories and other semiconductors and complete system solutions for security applications. According to Frost & Sullivan, in the 2005 calendar year we remained the market leader in ICs for smart card applications, with a market share of 29%, compared with 35% in 2004.
      Our products include security memory ICs, security microcontroller ICs for SIM cards, payment cards, identification cards, prepaid telecom cards, transportation cards and radio frequency identification (RFID) ICs for object identification and access.
      The markets for our security products are characterized by trends towards lower prices, higher demand for embedded non-volatile memory in SIM cards and increasing security requirements, especially in payment and identification applications.
      Within our ASIC design & security business we focus on customer-specific products integrating intellectual property from our customers with our own IP.
      These products are used in a variety of markets, with a special focus on systems for mobility, data storage and security.
      The main products of this segment include:

•	Systems on Chip (SoC) for hard disk drive (HDD) applications;

•	Products for computer and gaming peripherals (e.g. in wireless control pads or memory sticks);

•	Secure ASICs, taking advantage of our security know-how, e.g. for authentication or copy protection;

•	Trusted Platform Module products (Hardware based security for trusted computing); and

•	Customer designs manufactured by us on a foundry basis.
      Many of these products are made to customer specifications, and are often provided by us on a sole-source basis. As a result, we are often able to establish a long-term relation with our customers in this business area, in some cases actively supporting the customer’s roadmap.
Communication Solutions
      Our Communication Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireline and wireless communication applications. We are among the leading players in the markets for semiconductor solutions for mobile phones as well as wireline access networks.

Wireless Communications
      In wireless communications, our principal products include baseband ICs and RF transceivers for the major standards (GSM, GPRS, EDGE, UMTS and DECT), power management ICs and radio-frequency products such as Bluetooth devices, GPS ICs, tuner ICs and RF-power components for wireless infrastructure (base stations). Our principal solutions include hardware system design and software solutions for mobile telephone systems (addressing primarily the GSM, GPRS, EDGE, and UMTS standards) and Bluetooth as well as DECT/WDCT systems.
      According to Gartner Dataquest, in the 2005 we held the number six position in wireless application-specific semiconductors, with a worldwide market share of 5%. In subscriber RF ICs in 2005 we held the number one position, with a market share of 11%, according to Gartner Dataquest.
      The markets for products in which our cellular communication ICs and systems are utilized are characterized by trends towards lower cost, increasingly rapid succession of product generations and increased system integration. According to Gartner Dataquest, 812 million cellular handsets were produced in the 2005 calendar year compared with 674 million units in 2004. The growth was to a large extent driven by a strong demand in emerging markets. Increasing demand for add-on applications such as multimedia capability is expected to increase the IC content of mobile phones. However, average selling prices for cellular communication ICs have declined in recent years. We expect that a further price decline of entry-level handset models, often referred to as “Ultra Low Cost” telephones, will generate additional demand in emerging countries. We expect these trends to create both opportunities and threats for suppliers of cellular communication semiconductors and systems.
      We offer products and solutions to customers in the following principal application areas:

•	GSM, or Global System for Mobile communication, which is the de facto wireless telephone standard in Europe and is available in more than 120 countries. GSM is part of the wireless mobile telecommunication standards that includes General Packet Radio Service (GPRS), Enhanced Data rate for GSM Evolution (EDGE), and Universal Mobile Telecommunications System (UMTS). We offer products and solutions such as baseband ICs, RF transceivers, single-chip ICs integrating the baseband and RF transceiver, mobile software, power management ICs and reference designs addressing all of these wireless communication standards. In the 2006 financial year, we started volume shipments of E-GOLDradio, a GSM/GPRS single-chip integrating the baseband IC and RF transceiver, and of SMARTi PM, our CMOS EDGE RF transceiver. In addition, we introduced E-GOLDvoice, a GSM single-chip that integrates a baseband processor, radio frequency transceiver, power management unit and RAM, achieving a new record level of silicon integration for mobile communications. We also launched a reference design for ultra low-cost cellular handsets, based on E-GOLDvoice, enabling handset production costs of less than $16.

•	UMTS, a GSM-based standard for third-generation (3G) broadband, packet-based transmission of text, digitized voice, video, and multimedia at data rates up to 2 megabits per second (Mbps). We offer a complete 3G multimedia mobile phone platform for UMTS/EDGE/GPRS. In the 2006 financial year, we started volume shipments of our dual-mode GSM/UMTS mobile phone platform solution MP-EU. Furthermore, we introduced SMARTi 3GE, the world’s first one-chip, six-band WCDMA (Wideband Code Division Multiple Access) and quad-band EDGE radio frequency transceiver manufactured in RF CMOS technology. In addition, we launched S-GOLD3H, a baseband processor supporting next generation HSDPA (High-Speed Downlink Packet Access) data rates of up to 7.2 Mbps. We also introduced a reference design for HSDPA cellular handsets based on S-GOLD3H, SMARTi 3GE and our mobile software enabling broadband multimedia applications, such as video streaming or high-speed audio/video download.

•	DECT (Digital Enhanced Cordless Telecommunications) and WDCT (Worldwide Digital Cordless Telecommunications) standards for digital cordless phones. We offer complete WDCT system solutions for the 2.4 GHz ISM frequency band, which is available worldwide, as well as complete DECT system solutions for the whole range of telephone models required from the market — from low-featured entry models to high-featured comfort models. This includes all necessary RF components such as low-noise transceivers and power amplifiers as well as all baseband components such as residential handset and base station controllers. In the 2006 financial year, we introduced our eighth generation DECT baseband controller and unveiled the development of an industry first single-chip DECT solution that will integrate the baseband, RF transceiver, and power amplifier.

•	DVB (Digital Video Broadcasting), covering a number of generally accepted protocol standards for digital television. Formerly, it was not possible to receive stable television pictures on mobile devices with analog transmission technology due to physical limitations. DVB-T (Digital Video Broadcasting — Terrestrial) and DVB-H (Digital Video Broadcasting — Handhelds) are television protocol standards that enable digital transmission of digital content for moving reception devices, such as mobile phones and PDAs (Personal Digital Assistants). We offer tuner ICs for stationary, portable and mobile television receivers for the analog (PAL, NTSC) and digital (DVB-C/T, ISDB, ATSC, DAB, DVB-H, T-DMB, ISDB-T) TV standards. Our high-frequency digital receiver systems process digital signals according to the European DVB standard, as well as according to the U.S., Japanese, Korean and Chinese standards for digital television. We have introduced tuner ICs for mobile digital television reception according to the DVB-T standard.

•	Global Positioning System (GPS), a location system based on a network of satellites. GPS is widely used in automotive, wireless, mobile computing and consumer applications. Together with a development partner we have introduced Hammerhead, a single-chip Assisted Global Positioning System (A-GPS) receiver for mobile telephones, smart phones and PDAs. The Hammerhead chip incorporates radio frequency and baseband GPS functionality, enabling emergency assistance and location-based services for mobile phones.

•	Bluetooth, a computing and telecommunications industry specification that allows mobile phones, computers and PDAs to connect with each other and with home and business phones and computers using a short-range wireless connection. We offer BlueMoon UniCellular, a fast and energy-efficient Bluetooth-chip which supports the new Bluetooth enhanced data rate (EDR) protocol.

•	Wireless Local Area Network (WLAN), a local computer network that connects computers with each other or the Internet via a radio connection. In 2005, we introduced WILDPASS, a highly integrated secure dual- band 802.11 a/g wireless network processor system-on-chip (SoC) solution.

Wireline Communications
      The market for wireline communications is currently characterized by:

•	a growing demand for a single network offering voice, video and data (“triple play”) applications, which creates increasing demand for high performance broadband access products;

•	the convergence of voice and data networks into a single Internet Protocol network infrastructure, which we believe will drive demand for DSLAM/digital loop carrier (DLC) integrated voice and data (IVD) line-card products, particularly in the North American market; and

•	increased investment by carriers in MAN (Metropolitan Area Network) core infrastructure to support increased data bandwidth requirements.
      We focus on broadband access solutions for both the central office and the customer premises. According to Gartner Dataquest, we were the number five supplier of application-specific wireline communication ICs worldwide in 2005, with a 5.3% market share. We held the number three position in the wireline access network ICs market segment in 2005, with a market share of 14%, according to Gartner Dataquest. During the 2006 financial year, we leveraged our strong position in the DSL central office market to ramp up shipments into the customer premises equipment market. This includes complete system solutions comprising DSL transceivers, VoIP ICs, switch/PHY, and application software.
      The primary applications for our wireline communication devices include:

•	voice access, core access and enterprise applications, e.g. analog line cards, ISDN, T/E, ATM and PBX;

•	broadband access solutions for the central office, such as xDSL, and access network processor; and

•	broadband customer premises equipment (CPE) and home networking equipment such as DSL/VoIP routers, gateways, and WLAN access points.
      We are a leading supplier of voice and core access solutions including analog line cards, ISDN, T/E, as well as broadband access solutions. This portfolio of products allows a complete, end-to-end access solution that enables the “triple play” of voice, video, and data applications.
      We focus our efforts on providing complete wireline communication solutions. We offer high-performance integrated voice and data (IVD) solutions and high-quality voice applications implementing our Geminax, VINAX and VINETIC ICs. In the 2006 financial year, we started volume shipments of VINAX, a fully standard-compliant VDSL2/ADSL2+ end-to-end solution; VINAX is fully compliant with the VDSL2/G.993.2 (Very-High-Bit-Rate Digital Subscriber Line 2) standard of the International Telecommunications Union (ITU). VDSL2 is a key enabling technology for triple play services such as multi-channel HDTV, on-line/on-demand gaming and video applications, VoIP and high-speed Internet access.
      In the CPE market we provide low cost Ethernet switches and Ethernet PHYs, wired and wireless LAN NICs, low power consumption network processors and controllers, VoIP ICs and xDSL transceivers. In the 2006 financial year, we introduced Danube, a single-chip solution for ADSL2+ broadband IAD (integrated access device) and home gateway applications enabling services such as VoIP, video-conferencing and IPTV. Featuring the industry’s highest level of integration, the new Danube chip allows manufacturers of residential broadband IAD products to deliver systems supporting “triple-play” services using up to 60% fewer chips compared to competing solutions. We also introduced Spinacer, a new software suite for a wide range of broadband CPE applications such as ADSL2+ gateway, IP phone and router solutions. In addition, we launched Vinetic-Plus, the world’s first single-chip digital and analog VoIP engine enabling small VoIP adapters for global use. Furthermore, we introduced Inca IP2 our second generation IP-phone system-on-a-chip.

Qimonda
      Qimonda designs memory technologies and develops, manufactures, markets and sells a large variety of memory products on a module, component and chip level. Qimonda currently offers standard DRAM products for PCs, notebooks and workstations, as well as technologically more advanced DRAM products for infrastructure, graphics, mobile and consumer applications. In its 2006 financial year, it also offered a small number of non-volatile NAND-compatible flash memory products.
      The global market for DRAM has experienced strong cyclicality in the past and is expected to continue to do so in the future. Historically, the average price per bit of DRAM experienced an annual decrease of approximately 30%. Price, and therefore revenue volatility, depends on the relation between supply and demand, leading to strong price declines in times of oversupply and relative stability or even increases in times of shortage. Visibility for both supply and demand is restricted and therefore market development is difficult to predict. The table below presents revenue and bit data as well as calendar year-over-year price-per-bit development for the DRAM market since 2000 (source: WSTS).

Calendar Year	2000	2001	2002	2003	2004	2005

DRAM market in billion $	29	11	15	17	27	26
DRAM market in billion megabits	246	400	563	785	1,260	1,912
Year over year change in average price per bit	(12)%	(76)%	(3)%	(22)%	0%	(37)%
      The substantial price decline in the 2001 calendar year, which resulted from worldwide oversupply due to strongly increased capacity, combined with reduced demand, especially in the PC segment, resulted in a substantial reduction in revenues from this business. In the 2002 calendar year, prices for our DRAM products stabilized due to increased demand and consolidation within the industry. In the 2003 calendar year, prices dropped again due to slow demand development. In the 2004 calendar year, prices remained flat. In the 2005 calendar year, prices declined more strongly than the historical average due to slow demand development especially in the first half of the year. During the 2006 calendar year, prices stabilized due to reduced growth in DRAM supply because some DRAM manufacturers focussed capacity growth on NAND Flash.

Standard DRAMs for PC, Notebook and Workstation Applications
      We believe Qimonda offers a complete portfolio of standard DRAM products that provides a variety of speeds, configurations and densities suited to particular end uses. In the 2006 financial year, Qimonda sold the majority of its standard DRAM products for use in PCs and workstations, to desktop and notebook computer manufacturers and to distributors who sell DRAMs on to smaller original equipment manufacturers and contract manufacturers. Qimonda’s standard modules, including Unbuffered DIMMs and SO-DIMMs, are used primarily for PCs and notebooks, while its more specialized modules such as High-Density SO-DIMMs and Micro-DIMMs are typically used in high-end notebook computers and sub-notebooks. We believe Qimonda’s engineering capabilities permit it to offer these specialized modules and differentiate it from suppliers focused primarily on standard DRAM products. Many of its customers that produce PCs and workstations also produce servers, networking and storage equipment or graphics, mobile and consumer products. We believe these customers expect Qimonda to offer both standard DRAM products and other types of DRAM products so that Qimonda can supply their entire range of products. Qimonda intends to invest in technology development and anticipates playing an active role in the development of future DRAM architectures, including third-generation DDR, or DDR3.

DRAMs for Infrastructure, Graphics, Mobile and Consumer Applications
      In addition to standard DRAMs, Qimonda designs, manufactures and sells technologically more advanced DRAM components and modules for use in servers, networking and storage equipment and a variety of specialty DRAMs for use primarily in graphics, as well as in mobile and consumer applications.

                       Infrastructure Applications. Qimonda’s current portfolio of DRAMs for use in servers, networking and storage equipment includes FB-DIMMs, which we believe will serve as the next generation of memory used in high-end servers, and very-low-profile-DIMMs, intended for the blade server market. DRAM consumption in blade servers is expected to experience compound annual growth of 79% CAGR (based on bits shipped) from 2005 to 2010, according to Gartner Dataquest. We believe Qimonda is the only FB-DIMM supplier that has in-house capabilities to design a key component of this module, a logic chip called Advanced Memory Buffer, or AMB. This allows Qimonda to customize the AMB design specifically for its memory modules, providing it better know-how transfer from chip to system level and vice versa. Qimonda also provides customized modules to server manufacturers, in each case specifically designed to meet the individual customer’s unique platform requirements. Qimonda expects the markets for servers to grow substantially in the next few years, and Qimonda is currently engaged in the development of products we believe will address that growth. For example, Qimonda is developing new generations of standard DRAM with 2 gigabits of capacity for use in future IT infrastructure applications.
                       Graphics Applications. Qimonda offers a broad portfolio of graphics DRAMs that support applications with performance ranging from entry, to very advanced levels. Due to their speed, low power consumption and limited heat generation, Qimonda’s graphics DRAM components are used in game consoles, graphics cards and PC and notebook computers. In some cases, Qimonda makes customized products for use in handheld game consoles and other handheld products. Qimonda believes that the trend towards the extensive use of sophisticated graphics applications will result in strong growth in high performance graphics systems which it believes will in turn drive the demand for its graphics DRAM products.
                       Mobile and Consumer Applications. We offer low-power specialty DRAM products, such as Mobile-RAM and CellularRAM™ that are suited for use in a variety of mobile and consumer applications, such as:

•	mobile phones;

•	mobile consumer products, such as digital still cameras and digital audio players; and

•	stationary consumer products, such as digital televisions and DVD recorders.
      Qimonda’s Mobile-RAM is specifically designed for the need for ultra-low power consumption increasingly demanded by today’s battery powered mobile communication and consumer products. Qimonda intends to focus further on driving technological innovations in this area and it believes it was the first to produce chips with a temperature sensor integrated onto the chip as well as the first to introduce a DDR interface for a Mobile-RAM to further reduce power consumption or alternatively offer higher performance. Qimonda also expects that new consumer products that combine more features will require DRAMs that consume very low power, yet operate at adequate speeds. Qimonda believes that the trench-architecture-based products it currently offers allow for a significantly longer battery life and reduced heat dissipation, both important features for potential customers and their end users.
      Qimonda’s CellularRAMTM is designed to meet the growing memory density and bandwidth demands of future 2.5G and 3G mobile phone handset designs. Qimonda is also a founding member of the CellularRAMTM specification co-development team and, together with six other industry members creates common specifications for high-performance pseudo-SRAM devices, enabling it to take an active role in the development of DRAM memory products for one of the fastest-growing technology sectors.
      Both Qimonda’s Mobile-RAM and CellularRAMTM products are offered as components and as so-called Known-Good-Dies, or KGDs, for use in Multi-Chip-Packages, or MCPs. MCPs combine different memory chips, usually a non-volatile flash chip, and a faster, volatile RAM, and are increasingly used in mobile communication and consumer devices due to their lower space consumption. Qimonda supplies its Mobile-RAM and CellularRAMTM as KGDs on wafer level to MCP manufacturers.

      Qimonda also offers standard DRAM products for consumer applications, some of which are of smaller memory densities or older interface generations, such as SDRAM. These are often referred to as “legacy” DRAM products. For example, the manufacturers of printers do not require large amounts of DRAM per printer, but do require a DRAM product that is guaranteed to be available for the printer’s entire life cycle, which may be many years. In many cases, the DRAM products used in these devices are older DRAM products that were previously state-of-the-art but are no longer widely used. These factors cause demand for legacy DRAM products to be relatively less volatile and prices to be relatively steadier compared to other standard DRAM prices.

Other Products and Technology Licensing
      In the 2006 financial year, Qimonda offered data flash memory products, primarily in the form of cards and to a lesser extent in component form, for use in digital still cameras, USB flash drives, digital audio players and mobile phones. Due to the significant price decline for data flash memories since the beginning of the 2006 calendar year, Qimonda decided to ramp down the production of its flash products in the 2007 financial year and to convert the capacities to DRAM products. Qimonda continues to be engaged in technology development for non-volatile memories to address a potential future system flash market with a competitive platform.
      Qimonda conducts its non-volatile memory development activities at facilities in Dresden and Munich, Germany and Padua, Italy. Qimonda has stopped the development of NAND-compatible flash memory products based on proprietary NROM technology that was licensed from Saifun Semiconductors when it purchased its remaining interest in its former joint venture with that company. Qimonda continues to develop non-volatile memory technologies based on alternative technology platforms, including MRAMs, PCRAMs, CBRAMs and charge trapping technologies.
      Qimonda also sells a small volume of embedded memories, which are systems on a chip designed for special applications.
      In the 2006 financial year, Qimonda had license income from licensing its DRAM trench technology to partners, such as Winbond and Nanya.
Customers, Sales and Marketing
Customers
       We sell our products to customers located mainly in Europe, the United States, the Asia/Pacific region and Japan. We target our sales and marketing efforts in the field of demand creation at approximately 470 direct customers worldwide (including distributor and Electronic Manufacturing Services (EMS) accounts), of which approximately 80 are solely customers of Qimonda. On a group wide basis, no customer accounted for more than 10% of our sales in the 2006 financial year.
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
      Below we provide more detailed information on the customers of each of our principal segments.
Automotive, Industrial & Multimarket
      In the automotive business, which includes sales of microcontrollers, power devices and sensors, our customer base includes most of the world’s major automotive suppliers. Our two largest customers in the 2006 financial year were Bosch and the Siemens group. Bosch purchases products mainly for automotive applications. The Siemens group purchases semiconductors for automotive and industrial applications. Sales of automotive products are made primarily in Europe and, to an increasing extent, in the United States, China, Korea and Japan.
      In the industrial & multimarket businesses, the Siemens group is the largest OEM customer, but the bulk of our sales of industrial products are made in small volumes to customers that are either served directly or through third-party distributors like Avnet or Silicon Application Corporation. Our sales of industrial products vary by type of product, with devices for drive and power conversion applications sold primarily in Europe and the United States, and devices for power management and supply sold primarily in Asia (other than Japan) and Europe. Our wide variety of discrete commodity products is targeted at customers in all major fields of applications, including consumer, computing and communication.
      Our chip card business derives a large portion of its revenues from large scale projects. Within the chip card business, three card manufacturers — Gemalto, Giesecke & Devrient and Oberthur Card Systems — accounted for the majority of sales. We maintained our strong worldwide position in the security business during the 2006 financial year.
      With our broad and complementary IP portfolio, system integration skills and manufacturing expertise we seek to leverage our IP into ASIC-based system solutions. We concentrate on customized designs for customers such as Hitachi Global Storage and Microsoft Corporation.
Communication Solutions
          Wireless Communications
      In the field of wireless communications we sell a wide variety of products addressing applications such as cellular communication, cordless phones, Bluetooth, WLAN, GPS, DVB and wireless infrastructure. Customers for cellular telephone applications purchase products that range from ASSPs and customized ASSPs that we produce to customer design and specifications to complete system solutions including mobile software. With complete system solutions, we target OEMs as well as design houses and ODMs. Our largest customer for baseband ICs in the 2006 financial year was BenQ, while Nokia was our largest customer for radio-frequency (RF) ICs. In the 2006 financial year, we announced that LG Electronics Inc. has selected our multimedia platform MP-E for new EDGE mobile phones and that Panasonic has chosen our multimedia platform MP-EU for new 3G mobile phones. In addition, we announced that Samsung has selected the single-chip SMARTi PM CMOS radio frequency transceiver for new EDGE mobile phones. Our cordless telephone customers typically purchase complete system IC kits including baseband ICs, RF ICs and power amplifiers. To our wireless infrastructure customers, such as Ericsson, we supply RF-power products.
          Wireline Communications
      The wireline communication business sells IC products for telecommunication and data communication applications to a world-wide customer base, targeted at system providers of broadband communication applications. Our product portfolio includes ICs for voice and core access solutions (CODECs,

SLICs, ISDN, T/E, etc.), broadband access system solutions for xDSL and VoIP and system solutions for broadband customer premises equipment (CPE) and home networking equipment.
      In the 2006 financial year, the Siemens group was the largest OEM customer of the wireline communications business. Our leading telecommunications and data communications customers also include ECI, Ericsson and Huawei. We deliver our semiconductor solutions to our customers either directly, via distributors such as Avnet or via system manufacturers such as Flextronics.
      The wireline communications business focuses its sales and marketing efforts on the rollout of complementary end-to-end system solutions enabling IP communication all the way from the metro ring to the customer premises.
Qimonda
      Qimonda’s customers include the world’s largest suppliers of computers and electronic devices, including HP, Dell, IBM, Sun Microsystems and Sony. To expand customer coverage and breadth, Qimonda also sells a wide range of products to memory module manufacturers that have diversified customer bases such as Kingston, and to a number of distributors. More recently and in connection with the ongoing expansion of its product portfolio, especially into graphics applications, Qimonda has added game console manufacturers such as Microsoft to its customer base as well as customers with a strong focus on enabling graphics applications, such as nVidia and ATI. By having close relationships with these customers we believe Qimonda can benefit in the development of future memory generations.
Sales and Marketing
       As of September 30, 2006, we had approximately 2,100 sales and marketing employees worldwide.
Infineon Logic
      We create and fulfil our logic product sales either directly or through our network of distributors and EMS (“Electronic Manufacturing Services”) partners.
      A team of Corporate Account Executives is assigned to develop business relationships with our most important strategic customers. Furthermore, dedicated Account Managers foster our relationships with all other important direct customers. Regional sales units offer additional support for global accounts based in these regions, as well as local accounts that are key players in these specific markets. In three smaller markets we still have contractual arrangements with the Siemens group sales organizations to provide defined sales support.
      To serve the broader market and expand our indirect sales, our Sales Channels & Services (“SCS”) Organization develops, maintains and interacts with a strong network of distribution partners. This optimized network contains globally active distributors, strong regional partners and dedicated niche specialists. In addition, third-party sales representatives help to identify and create business, particularly in the United States.
      A number of our important direct customers increasingly outsource activities ranging from product design, procurement to manufacturing and logistics to global EMS. In order to take advantage of this trend, we have established a dedicated EMS sales team within SCS. Focusing on the market leaders within the EMS industry, our EMS global account managers and dedicated support personnel follow up on manufacturing transfers from OEM to EMS and conclude strategic partnerships for design and technology to increase our market share within the EMS channel.
      Within each of our business units, we have product- and applications-oriented marketing employees. These employees are responsible for understanding the markets of their business units and developing market share. They define, develop, optimize and position the products and provide product support up to the end-of-life stage.

      Finally, we utilize advertising campaigns mainly in the trade press to establish and strengthen our identity as a major semiconductor provider and actively participate in trade shows, conferences and events to strengthen our brand recognition and industry presence.
Qimonda
      Qimonda makes memory sales primarily through direct sales channels and, in order to ensure the best possible customer coverage and reach, makes use of distributors. It focuses its principal sales and marketing efforts on the technology leaders in each of the DRAM markets it serves. We believe Qimonda has strong customer relationships and that its customers, many of which are leaders in their respective fields, provide Qimonda with special insights into the current state of their respective markets. Qimonda’s engineering experts work directly with its customers to tailor products to each of their specific needs as well as to the needs of their quality and supply chain experts.
      Qimonda’s regional sales teams are located in Europe, North America, the Asia/ Pacific region and Japan, and are supported by staff headquartered in Germany. These regional sales centers enable Qimonda to bring its business to its customer base and to provide local contact and support to the teams in those regions.
      Qimonda’s marketing teams work closely with its customers and with its sales and R&D organizations. The product marketing groups help plan Qimonda’s product roadmap, to enable it to develop and manufacture products that will meet customers’ changing requirements.
Backlog
Standard Products
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
Non-standard Products
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
Competition
        The markets for many of our products are intensely competitive, and we face significant competition in each of our product lines. We compete with other major international semiconductor companies, some of which have substantially greater financial and other resources with which to pursue research, development, manufacturing, marketing and distribution of their products. Smaller niche companies are also becoming increasingly important players in the semiconductor market, and semiconductor foundry companies have expanded significantly. Competitors include manufacturers of standard semiconductors, application-specific ICs and fully customized ICs, including both chip and board-level products, as well as customers that develop their own integrated circuit products and foundry operations. We also cooperate in some areas with companies that are our competitors in other areas.
      The following table shows key competitors for each of our segments in alphabetical order:
Key Competitors by Segment

Automotive, Industrial & Multimarket	Freescale, Renesas, Samsung, ST Microelectronics, Toshiba
Communication Solutions	Broadcom, Conexant, Freescale, NXP, Qualcomm, Texas Instruments
Qimonda	Elpida Memory, Hynix Semiconductor, Micron Technology, Nanya Technology (with which we also have a joint venture), Samsung Electronics
      We compete in different product lines to various degrees on the basis of product design, technical performance, price, production capacity, product features, product system compatibility, delivery times, quality and level of support. Innovation and quality are competitive factors for all segments. Production capacity as well as the ability to deliver products reliably and within a very short period of time play particularly important roles.
      Our ability to compete successfully depends on elements both within and outside of our control, including:

•	successful and timely development of new products, services and manufacturing processes;

•	product performance and quality;

•	manufacturing costs, yields and product availability;

•	pricing;

•	our ability to meet changes in our customers’ demands by altering production at our facilities;

•	our ability to provide solutions that meet our customers’ specific needs;

•	the competence and agility of our sales, technical support and marketing organizations; and

•	the resilience of our supply chain for services that we outsource and the delivery of products, raw materials and services by third party providers needed for our manufacturing capabilities.
Manufacturing
        Our production of semiconductors is generally divided into two steps, referred to as the front-end process and the back-end process.
          Front-end
      In the first step, the front-end process, electronic circuits are produced on raw silicon wafers through a series of patterning, etching, deposition and implantation processes. At the end of the front-end process, we test the chips for functionality.
      We believe that we are one of the leaders in the semiconductor industry in terms of the structure size on our wafers. Structure size refers to the minimum distances between electronic structures on a chip. Smaller structure sizes increase production efficiencies in the manufacture of memory and logic products. The structure size of our current logic products is as small as 90-nanometers and we have produced functioning engineering samples in 65-nanometer using copper metallization. The structure size of the memory products of Qimonda is as small as 75-nanometers and we are currently developing production processes for memory products with structure sizes as small as 58-nanometers.
      High-end mask technology is a prerequisite for achieving small feature sizes. Since May 2002, the Advanced Mask Technology Center (“AMTC”), our joint venture with Advanced Micro Devices and Toppan Photomasks in Dresden, Germany, has developed advanced masks. Since 2004, the joint venture’s mask foundry has produced high-end masks at AMTC’s pilot production Dresden facility. Qimonda expects to continue to purchase most of its masks from AMTC and Toppan Photomasks under a cooperative arrangement with the company.
          Back-end
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
      We believe that our back-end facilities are equipped with state-of-the-art equipment and highly automated manufacturing technology, enabling us to perform assembly and test on a cost-effective basis. We have improved our cost position by moving significant production volumes into lower-cost countries such as Malaysia and China. Our back-end facilities also provide us with the flexibility needed to customize products according to individual customer specifications (giving us “System in Package” capabilities). The process of converting our packages to comply with new international environmental requirements for lead-and/or halogen-free “green packages” continued in the 2006 financial year.
Manufacturing Facilities
      We operate manufacturing facilities around the world, including through joint ventures in which we participate. The following table shows selected key information with respect to our current major manufacturing facilities:
Current Manufacturing Facilities

	Year of
	commencement
	of first
	production line	Principal products or functions

Front-end facilities — wafer fabrication plants
Infineon Logic:
Dresden, Germany	1996	DRAM, NAND-compatible Flash, ASICs with embedded Flash memory, logic ICs
Essonnes, France(1)	1963 (2)	Logic ICs and ASICs with embedded Flash memory
Horten, Norway	1985	MEMS
Kulim, Malaysia	2006	Power, smart power
Munich-Perlach, Germany(3)	1987	High frequency; sensors
Regensburg, Germany	1986	Non-volatile memory, power and logic
Villach, Austria	1979	Power, smart power and discretes
Warstein, Germany	1965 (2)	High power

	Year of
	commencement
	of first
	production line	Principal products or functions

Qimonda:
Dresden 300mm, Germany	2001	DRAM
Richmond 200mm, Virginia	1998	DRAM
Richmond 300mm, Virginia	2005	DRAM
Taoyuan, Taiwan(4)	2004	DRAM
Back-end facilities — assembly and final testing plants
Infineon Logic:
Batam, Indonesia	1996	Leaded Power and Non-Power ICs
Cegled, Hungary	1997	High power
Morgan Hill, California	2002	RF-power
Regensburg, Germany	2000	Chip card modules, sensors and pilot lines
Singapore	1970	Leadless and leaded non-power ICs, wafer test
Skoppum, Norway	1991	Sensors
Warstein, Germany	1965 (2)	High power
Wuxi, People’s Republic of China	1996	Discretes, chip card modules
Malacca, Malaysia	1973	Discretes, power packages, logic ICs
Qimonda:
Dresden, Germany	1996	DRAM components and modules
Malacca, Malaysia	1973	DRAM components and modules
Porto, Portugal	1997	DRAM components and modules
Suzhou, People’s Republic of China (5)	2004	DRAM components and modules

(1)	ALTIS, our joint venture with IBM in which we own 50% plus one share. We have agreed with IBM to increase our share of the production ratably from 50% in 2004 to 100% by 2007. Our share of the production in the 2006 financial year was 87.5%.

(2)	The current main production line began operations in 1991.

(3)	We are in the process of phasing out production at Munich-Perlach, and expect to shut down the plant in the beginning of calendar year 2007.

(4)	Inotera Memories, Qimonda’s joint venture with Nanya.

(5)	Qimonda Technologies Suzhou Co., Ltd., Qimonda’s joint venture with CSVC.
     Our front-end facilities currently have a capacity of approximately 450,000 wafer starts per month. In addition to our own manufacturing capacity, we have entered into a number of alliances and joint ventures, and have relationships with several foundry partners, which give us access to substantial additional manufacturing capacity, allowing us to more flexibly meet variable demand for both memory and logic products over market cycles. These arrangements are described below under “Manufacturing joint ventures and partnerships” and “Strategic Alliances”.
Logic Manufacturing
          Front-End
      In-house production of advanced logic wafers (with structure sizes of less than or equal to 250 nanometers) is carried out at our 200-millimeter fab in Dresden and at our ALTIS joint-venture with IBM in Essonnes.
      Generally, we use foundries to assist us in meeting demand flexibly, as well as managing investment expenditures. In recent years, we have enhanced our manufacturing cooperation with United Microelectronics Corporation (“UMC”), particularly with respect to leading-edge CMOS products for wireless communications down to 90-nanometer. We have entered into a joint development agreement with IBM, Chartered Semiconductor and Samsung, to accelerate the move to 65-nanometer process technology. In November 2005, we signed an agreement with Chartered Semiconductor regarding the manufacturing of 65-nanometer logic products.
      We began the ramp up of our new power-logic plant in the Kulim Hi-Tech Park in the north of Malaysia ahead of plan in mid 2006. This will allow us to further expand our presence in the growing Asian market, as well as to strengthen our cost position and competitive position.
          Back-End
      We have a number of logic back-end facilities, located primarily in Europe and Asia. We also use assembly and test subcontractors to assist us in meeting demand flexibly, as well as managing investment expenditures. For assembly services, we have further intensified our partnership with AMKOR Technology on leadless and flip-chip technologies.
Qimonda Manufacturing
          Front-End
      In the 2006 financial year, Qimonda continued to increase the share of its DRAM manufacturing on 300-millimeter diameter wafers. Qimonda’s 300-millimeter facility in Dresden began commercial production using 75-nanometer technology in September 2006. The ramp-up of Inotera, Qimonda’s 300-millimeter manufacturing joint venture with Nanya, continued, with a capacity of approximately 62,000 wafer starts per month reached by September 2006. The construction of a second manufacturing module for Inotera was completed in the 2006 financial year and the move in of equipment has started. Qimonda and Nanya each are entitled to 50% of Inotera’s capacity. In addition, Qimonda’s 300-millimeter facility at Richmond ramped up production to a capacity of approximately 25,000 wafer starts per month by June 2006. The maximum capacity of this facility is expected to amount to 50,000 wafer starts per month and is planned to be ramped up depending on market developments. Qimonda’s foundry and development partner Winbond has officially opened its new 300-millimeter facility in Taiwan in April 2006 and has been ramping up production since then. The increasing share of 300-millimeter production and the conversion to 90-nanometer as well as 80-nanometer and 75-nanometer technologies should substantially reduce Qimonda’s overall per-unit cost for memory chips.
      The current production capacity for memory products of Infineon’s Dresden 200-millimeter fab is approximately 7,500 wafer starts per week, of which a declining share of wafer starts per week relate to Flash memory products. Infineon and Qimonda have entered into an agreement for the production of wafers in the Dresden 200-millimeter fab. Pursuant to the agreement, Infineon has agreed to manufacture certain specified semiconductor memory products at the Dresden 200-millimeter fab, using Qimonda’s manufacturing technologies and masks, and to sell them to Qimonda at prices specified in the agreement. Qimonda is required under this agreement to pay for idle costs resulting from Qimonda purchasing fewer wafers from Infineon than agreed upon, if Infineon cannot otherwise utilize the capacity. Qimonda is obliged to indemnify Infineon against any third party claims based on or related to any products manufactured for Qimonda under this agreement. In addition, Qimonda will have to indemnify Infineon against any intellectual property infringement claims related to the products covered by the agreement. The agreement terminates on September 30, 2007 unless extended by a written mutual agreement between Infineon and Qimonda.
      We currently are in negotiations with Qimonda regarding their use or acquisition, after September 30, 2007, of capacity at the 200-millimeter manufacturing facility in Dresden. We and Qimonda have already agreed in principle that we will share any potential restructuring costs arising in connection with one module equally. Restructuring costs may include severance payments and costs relating to lower levels of production in one module. Restructuring costs will depend on the extent of Qimonda’s capacity usage after September 30, 2007 and the point in time when Qimonda stops purchasing products completely.

      Qimonda has structured and organized its memory fabrication facilities worldwide in its so-called “fab cluster”. Through this organizational approach, Qimonda seeks to use best processes to maximize quality and consistency across facilities. This allows it to ship many products from multiple sites, and therefore supply products to anywhere in the world from multiple facilities. In addition, by locating facilities in different areas, Qimonda can also recruit talent globally. The fab cluster includes Qimonda’s front-end facilities in Dresden and Richmond and corresponding back-end sites in Dresden, Malacca, Porto and Suzhou, as well as its front-end manufacturing joint venture Inotera, front-end foundry partners Winbond and SMIC, and back-end subcontractors EEMS Italia S.p.A. and UTAC.
          Back-End
      Qimonda has own back-end operations at its lead fab in Dresden as well as in Porto, Portugal, Malacca, Malaysia and Suzhou, China. In addition, Qimonda uses third party subcontractors for part of the back-end volumes to balance the load in its own fabs. Package development is mainly done at Dresden, whereas the back-end sites in Porto, Malacca and Suzhou focus on volume manufacturing of components as well as DRAM modules.
Manufacturing joint ventures and partnerships
      We have established the following manufacturing ventures and arrangements with partners:
          Infineon Logic Joint Ventures and Partnerships
      ALTIS. In 1991 we entered into an arrangement with IBM, under which IBM manufactured DRAM products in its facility in Essonnes, France and we received a share of the production. Later we agreed with IBM to convert the Essonnes facility to the production of logic devices and to convert the existing production cooperation arrangement into a joint venture called ALTIS. We own 50% of the joint venture’s shares plus one share and IBM owns the rest. We each have one vote at the joint venture’s shareholders meeting, and we are each entitled to nominate one of the joint venture’s two chairmen; we have each agreed to have only one, jointly appointed CEO.
      The joint venture agreements impose certain restrictions on the ability of each of the shareholders to sell or transfer its shares in the joint venture, and also provide that each shareholder may acquire the other’s shares at an appraised value if the other shareholder undergoes a change of control. For this purpose, “change of control” means the acquisition by a third party of more than 35% of the outstanding equity of the other shareholder or any consolidation, merger or reorganization of the other shareholder in which it is not the surviving corporation. We and IBM may acquire each other’s shares in the joint venture or dissolve the joint venture if there is a deadlock or if the other party defaults on its obligations under the joint venture agreement.
      In December 2005, we further amended the agreements with IBM in respect of our joint venture ALTIS, and extended our product purchase agreement with ALTIS through 2009. Pursuant to the December 2005 amendment, we granted to IBM an option to require us to acquire four-fifths of IBM’s 50% interest in the joint venture (or a total of 40% of the outstanding shareholding of ALTIS) at any time after April 1, 2006 and prior to January 1, 2009. In connection with the exercise of such option, IBM would be required to make a payment to us to settle the respective interests of the parties. In addition, we granted to IBM a second option to require us to acquire up to four-fifths of IBM’s 50% interest in the joint venture (or a total of 40% of the outstanding shareholding of ALTIS) in increments of 10% after April 2006 and prior to January 1, 2009. The amendment also permits IBM to sell its interest in ALTIS to a third party meeting certain specified criteria.
      Under the December 2005 amendment, we also agreed with IBM a number of administrative matters regarding the governance and management of ALTIS, as well as related cost-allocation and accounting matters. We continue to evaluate the future business model of ALTIS with IBM, and we have both agreed that we will reach a decision on this matter no later than January 1, 2009. As previously agreed, we have increased the percentage of the output of ALTIS to 87.5% in 2006, and will increase our purchase to 100% in 2007 and beyond. We began to fully consolidate ALTIS following the Decem-

ber 19, 2005 amendment whereby IBM’s 50% ownership interest has been reflected as a minority interest.
      During the 2006 financial year, restructuring plans were announced to downsize the workforce at ALTIS.
          Qimonda Joint Ventures and Partnerships
      CSVC. Qimonda Technologies (Suzhou) Co., Ltd. is Qimonda’s consolidated joint venture with China-Singapore Suzhou Industrial Park Venture Co., Ltd. (CSVC) in Suzhou, China, which has constructed a back-end facility for the assembly and testing of our products. The joint venture agreement was entered into in July 2003 and has an initial term of 50 years. It can generally be terminated upon material breach by the other party, a party’s bankruptcy or insolvency and various other events relating to a party’s financial condition. The facility officially opened in September 2004 and is scheduled to have capacity of up to one billion chips per year. The facility will be ramped in a number of stages as dictated by growth and trends in the global semiconductor memory market. Qimonda is required to purchase the entire output of the facility. In the 2005 financial year we invested $29 million in the venture and Qimonda is contractually required to invest an additional $167 million through 2008. Qimonda plans to increase its investment in this venture such that it will hold approximately 72.5% of its share capital by the end of 2008, with CSVC owning the remaining 27.5%. Qimonda has the option to acquire the remaining CSVC stake at the nominal investment value plus accrued and unpaid return. The joint venture intends to arrange external financing for any further investment required to purchase additional equipment. There can be no assurance that this external financing can be obtained at favorable terms or at all.
      SMIC. In December 2002, we entered into a Product Purchase and Capacity Reservation Agreement, as most recently amended in November 2006, with Semiconductor Manufacturing International Corporation (SMIC), a Chinese foundry. As amended, this agreement provides Qimonda access to additional DRAM manufacturing capacity. Under the terms of this agreement, SMIC agreed to manufacture, and Qimonda has agreed to purchase, up to 20,000 wafers per month at SMIC’s 200-millimeter production facility in Shanghai at least until 2007 and up to 15,000 wafers per month at SMIC’s 300-millimeter production facility in Beijing at least until 2009. The agreement remains in effect until December 31, 2009 and may be extended. Qimonda has the unilateral right to terminate this agreement in the event that one of our semiconductor competitors acquires 50% of SMIC’s voting shares. In addition, either party may terminate the agreement upon material breach by the other party of any obligation under this or the ancillary know-how transfer agreement or upon bankruptcy or insolvency of the other party.
      Winbond. In May 2002, we entered into a Product Purchase and Capacity Reservation Agreement with Winbond, a Taiwanese foundry. This agreement provides Qimonda access to additional DRAM production capacity. Under the terms of this agreement, Winbond agreed to manufacture, and Qimonda has agreed to purchase, up to 19,000 wafer starts per month from Winbond’s 200-millimeter production facility in Hsinchu, Taiwan until 2007.
      In August 2004, we entered into an extended Product Purchase and Capacity Reservation Agreement, as most recently amended in August 2006, with Winbond. This agreement gives Qimonda access to additional DRAM production capacity of up to 15,000 wafers per month in Winbond’s 300-millimeter facility in Taiwan until 2009. Winbond agreed to manufacture DRAMs for computing applications exclusively for us. Furthermore, Qimonda develops specialty memories for mobile applications jointly with Winbond.
      Each agreement remains in effect until the last shipment of, and payment for, products manufactured under the agreement unless it is earlier terminated for breach.
      Inotera. We had entered into agreements with Nanya relating to a strategic cooperation in the development of DRAM products and assigned these agreements to Qimonda. We have also estab-

lished a joint venture, Inotera Memories, with Nanya. Inotera has constructed and operates a 300-millimeter manufacturing facility in Taiwan. Pursuant to the agreements, we and Nanya developed advanced 90-nanometer and 75-nanometer technology and have begun development of 58-nanometer technology. Research is conducted in Dresden and Munich, and manufacturing is conducted in Taoyuan, Taiwan.
      Inotera’s 300-millimeter manufacturing facilities in Taiwan employ the production technology developed under our joint development agreement with Nanya. Ramp up of manufacturing at the first facility was completed during the 2006 financial year, with capacity of 62,000 wafer starts per month in September 2006. The construction of the second manufacturing module was completed in the 2006 financial year and the move in of equipment has started. Qimonda is entitled to half of the production capacity of Inotera. Inotera has been listed on the Taiwanese Stock Exchange since March 2006 and has conducted a capital increase based on global depositary receipts in May 2006. We currently own a 36% share of Inotera in trust for Qimonda and will transfer our stake in Inotera to Qimonda as soon as legal restrictions for such transfer are cleared. During October 2006, the Taiwanese authorities granted us an exemption to transfer the shares, which is expected to be finalized during the three months ending December 31, 2006.
Research and Development
        Research and development (R&D) is critical to our continuing success, and we are committed to maintaining high levels of R&D over the long term. The table below sets forth information with respect to our research and development expenditures for the periods shown:
Research and Development Expenditures

	For the years ended September 30,

	2004	2005	2006

	(Euro in millions, except percentages)
Expenditures (net of subsidies received)	1,219	1,293	1,249
As a percentage of net sales	17%	19%	16%
      Most of our R&D activities are concentrated in the following areas: product development, process technology, reusable IP-blocks, software blocks, advanced analog, power and digital circuits and architectures, computer-aided design and libraries, and packaging technology.

Infineon Logic Research and Development
      Our logic ICs generally utilize complex system-on-chip designs and require a wide variety of intellectual property and sophisticated design methodologies, for example to combine high performance with low power consumption. We believe that our range of intellectual property and methodologies for logic ICs, in particular our capability to integrate various ICs and complex software products, will enable us to strengthen our position in the logic IC market. Our expertise in analog/mixed-signal devices and RF-design is a particular competitive strength.
      Our power ICs and discrete power transistors utilize highly developed design and technology procedures to optimize parameters like on-resistance, switching speed and reliability. We believe our expertise in all fields of power applications up to the highest voltage and current levels will enable us to retain a leading development position and help us to remain a leading supplier for power semiconductors.
      Process technologies are another important focus for our R&D activities. To maintain a competitive technology roadmap at an affordable cost level, we are following a strategy of alliances with several partners (including our collaboration with IBM, Chartered Semiconductor and Samsung) and consortia. Our 130-nanometer CMOS logic process technology, with up to eight layers of copper metallization, is in full production at several manufacturing sites and we have developed additional 130-nanometer process options to fulfill the needs of specialty applications. Our 90-nanometer logic technology is in production. In 2006, we successfully manufactured our first cell-phone chips in our advanced 65-nanometer technology and we are in the process of developing a 45-nanometer logic technology, with the first working circuits proven in silicon in the 2006 financial year. We have defined a roadmap to minimum feature sizes of 32 nanometers. Our process technologies benefit from many modular characteristics, including special low-power variants, analog options and high-voltage capabilities.

Qimonda Research and Development
      In the area of memory process technology, Qimonda started commercial production of DRAM products based on 75-nanometer technology during the 2006 financial year. A strategic development alliance with Nanya for trench-based DRAM technology allows Qimonda to share development costs and resources. The development alliance has successfully finalized the development of 75-nanometer process technology for DRAM products and is currently developing 58-nanometer process technologies for DRAM products.

Locations
      Our research and development activities are conducted at locations throughout the world. The following table shows our major research and development locations and their respective areas of competence:
Principal Research and Development Locations

Location	Areas of Competence

Infineon Logic:
Bangalore, India	Software and system development for wireless and wireline systems, design flow and library, hardware development
Bucharest, Romania	Analog/Mixed signal power semiconductors, chip card ICs, transceiver for mobile phones
Dresden, Germany	Advanced technology development
Duisburg, Germany	System-on-chip development for wireless systems, radio frequency, customer support for wireline systems
Graz, Austria	Contactless systems, automotive power systems
Hanover, Germany	IP development for wireless communication ICs
Kista, Sweden	Wireless connectivity systems
Linz, Austria	RF design and software development
Morgan Hill, USA	RF power development
Munich, Germany	Main product development site; CAD, library, simulation technologies, layout synthesis, mixed signal, radio frequency DRAM, 16-bit microcontrollers, ASICs with embedded DRAM, chip card ICs, flash
Nuremberg, Germany	Software and system development for wireless products
Regensburg, Germany	Packaging, testing
Shanghai, People’s Republic of China	System development for communications
Singapore	System-on-chip and software development for communications products, packaging development

Location	Areas of Competence

Sophia Antipolis, France	Wireless baseband products, digital signal processing, library, design flow
Taipei, Taiwan	Chip design and system development for communication products
Villach, Austria	Power semiconductor products, mixed signal for deep submicron structure sizes, automotive and telecommunication applications
Xi’an, People’s Republic of China	System-on-chip design & product implementation, implementation of digital product designs in standard CMOS technology
Qimonda:
Burlington, Vermont	Low power and mobile and consumer DRAMs
Dresden, Germany	DRAM technology, flash technology and package technology development
Munich, Germany	Computing and graphic DRAMs, as well as emerging memory research; flash product development
Padua, Italy	Flash product development
Raleigh, North Carolina	Product development for standard and specialty DRAM
Xi’an, People’s Republic of China	Computing and legacy DRAMs
      At September 30, 2006, our research and development staff consisted of 7,745 employees working in our R&D units throughout the world, a net increase of 345 compared to September 30, 2005. We have given particular emphasis in recent years to the expansion of our R&D resources in cost-attractive locations. We believe that appropriate utilization of skilled R&D personnel in lower-cost locations will improve our ability to maintain our technical position while controlling expenses.
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
      At September 30, 2006, on a group-wide basis we owned more than 42,900 patent applications and granted patents (both referred to as “patents” below) in over 40 countries throughout the world, of which approximately 20,000 were held by Qimonda. These patents belong to approximately 12,850 “patent families” (each patent family containing all patents originating from the same invention), of which approximately 5,700 were patent families held by Qimonda. At September 30, 2006, approximately 86% of our patent families included patents in Europe, approximately 72% included patents in the United States and approximately 34% included patents in Asia. We filed first patent applications for approximately 1,150 inventions during the 2006 financial year, of which approximately 500 related to the Qimonda business. National and regional patent offices examine whether our patent applications meet the necessary requirements. Owing to the complex nature of our patent applications this examination process typically takes several years until grant of a patent.
      It is common industry practice for semiconductor companies to enter into patent cross licensing agreements with each other. These agreements enable each company to utilize the patents of the other on specified conditions. In some cases, these agreements provide for payments to be made by one party to the other. We are a party to a number of patent cross licensing agreements, including agreements with other major semiconductor companies. We believe that our own substantial patent portfolio enables us to enter into patent cross licensing agreements on favorable terms and conditions. We are currently in patent cross licensing negotiations with several major industry participants. Depend-

ing on new developments, new products or other business necessities, we may initiate additional patent cross licensing agreements in the future.
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
      Our competitors also seek to protect their technology by obtaining patents and asserting other forms of intellectual property rights. Third-party technology that is protected by patents and other intellectual property rights may be unavailable to us or available only on unfavorable terms and conditions. Third parties may also claim that our technology infringes their patents or other intellectual property rights, and they may bring suit against us to protect their intellectual property rights. From time to time, it may also be necessary for us to initiate legal action to enforce our own intellectual property rights. Litigation can be very expensive and can divert financial resources and management attention from other important uses. It is difficult or impossible to predict the outcome of most litigation matters, and an adverse outcome can result in significant financial costs that can have a material adverse effect on the losing party. In the 2006 financial year, we settled several pending disputes, including those with Tessera Technologies, Inc. and MOSAID Technologies. For a description of these matters, see “Legal Matters”.
Strategic Alliances

Infineon Logic Strategic Alliances
      As a part of our long-term strategy, we have entered into a number of strategic alliances with other leaders in the semiconductor industry, primarily in the areas of research and development of manufacturing process technologies and joint manufacturing facilities, as well as cooperative product design and development.
      For R&D it is often the case that these alliances are multi-party, such as the current alliance among our company, IBM, Samsung and Chartered Semiconductor to develop logic manufacturing processes at the 65-nanometer and 45-nanometer nodes.
      For manufacturing it is usually a two-party arrangement, and works best between partners who have complementary process technologies (e.g., copper and aluminum) and product types. Our manufacturing joint ventures and foundry partnerships have generally been with partners with whom we developed manufacturing processes, e.g., IBM, UMC and Chartered.
      Strategic alliances with foundries provide not only manufacturing capacity in addition to that provided by joint ventures and internal facilities, but also increasingly represent an alternative to them, allowing an economical and efficient use of capital-intensive manufacturing resources. In many cases a strategic relationship with a foundry is more flexible and more efficient than a separate legal entity joint venture.
      As a result, we have developed a balanced set of internal manufacturing sites, joint ventures and strategic foundry relationships, all supported by jointly developed manufacturing processes.
      Our experience has demonstrated that, by pooling their respective human and technological resources, alliance partners can access a high level of innovation coupled with mutual learning and fast feedback which in turn increase efficiencies, improve economies of scale and reduces time to market for new products.

      Currently our principal alliances in the logic area are with (1) IBM, Samsung and Chartered Semiconductor for research and development of CMOS manufacturing processes at 65-nanometer and 45-nanometer nodes, (2) with Chartered Semiconductor for manufacturing of 300-millimeter logic wafers at the 65-nanometer node and below, (3) with UMC for manufacturing 200- and 300-millimeter wafers at 90-nanometers, and (4) with IBM for manufacturing 200-millimeter wafers above 90-nanometers through our joint venture ALTIS.

Qimonda Strategic Alliances
      In order to maintain our technological leadership in the DRAM market and to share start-up costs inherent in developing successive generations of memory products, we have entered into a number of strategic alliances over the years with selected partners for research and development and manufacturing activities in relation to memory products.
      In November 2002, we entered into agreements with Nanya to establish a strategic cooperation in the development of DRAM products and to form Inotera Memories Inc., a joint venture to construct and operate a 300-millimeter manufacturing facility with two manufacturing modules in Taiwan.
      Inotera’s 300-millimeter manufacturing facility in Taiwan employs the production technology developed under our separate joint development agreement with Nanya. The construction of the first Inotera module was completed and mass production began in the 2004 financial year. The capacity ramp of this first module was completed in three phases through the end of our 2006 financial year. The total manufacturing capacity of the first manufacturing module reached 62,000 wafer starts per month. Under the terms of the venture, Qimonda and Nanya each purchase 50% of Inotera’s output.
      If we were to reduce our shareholding in Qimonda to a minority level before the earlier of the fifth anniversary of Qimonda’s carve-out from Infineon and the achievement of early mass production using 58-nanometer process technology at our manufacturing site in Dresden, the joint venture agreement with Nanya, as amended, could require Qimonda to transfer these Inotera shares back to Infineon.
Acquisitions and Dispositions
        As part of our continuing commitment to improve our profitability, we disposed of certain non-core assets in the 2006 financial year:

New Logic Technologies AG
      In December 2005, we sold our 24.9% interest in New Logic Technologies AG (“New Logic”) to WiPro Ltd in connection with its acquisition of that company. New Logic is a provider of silicon intellectual property and integrated circuit design services in which we had invested in 2001.

AEMtec GmbH
      In February 2006, we sold our 44% interest in AEMtec GmbH (“AEMtec”) to a financial investor. AEMtec is an Electronic Manufacturing Services (“EMS”) company that was founded as a spin-off of our Fiber Optic Components business unit. Following our exit from the fiber optics business in 2005, we are no longer an AEMtec customer and therefore have no further strategic interest in owning shares of the company.

Trutnov Facility
      In July 2006, our production facility in Trutnov, Czech Republic was taken over by Siemens VDO. The facility was used for the manufacturing and assembly of fiber optics products. The sale was a consequence of our withdrawal from the fiber optics transceiver business in 2005. More than 150 of our former employees accepted offers to work at Siemens VDO.

Employees
        We employed a total of 41,651 employees as of September 30, 2006. For a further description of our workforce by location and function over the past three years, see “Operating and Financial Review — Other Matters — Employees”.
      A significant percentage of our employees, especially in Germany, are covered by collective bargaining agreements determining remuneration, working hours and other conditions of employment, and are represented by works councils. Works councils are employee-elected bodies established at each location in Germany and also at the parent company-wide level (Infineon Technologies AG). Furthermore, works councils exist at our subsidiaries in Austria and France (including ALTIS). In Germany, works councils have extensive rights to notification and of codetermination in personnel, social and economic matters. Under the German Works Constitution Act (Betriebsverfassungsgesetz), the works councils must be notified in advance of any proposed employee termination, they must confirm hirings and relocations and similar matters, and they have a right to codetermine social matters such as work schedules and rules of conduct. Management considers its relations with the works councils to be good. The members of the senior management of Infineon Technologies AG are represented by a senior management committee (Sprecherausschuss).
      In October 2005, the relevant union organized a work stoppage in connection with our plans to shut down our Munich-Perlach facility. This work stoppage lasted one week and was ended following an agreement to financially compensate those employees whose contract will not be continued following the closure of this manufacturing facility in 2007.
      Other than this incident, we have not experienced any labor disputes resulting in major work stoppages in the last three financial years.
Legal Matters
Allocation of Litigation Exposure between Infineon and Qimonda
      We are the subject of a number of governmental investigations and civil lawsuits that relate to the operations of our memory products business prior to the carve-out of Qimonda. Under the contribution agreement between us and Qimonda, Qimonda is required to indemnify us, in whole or in part as specified below, for any liability we incur in connection with the matters described below (other than the disputes with Dr. Schumacher).
      All potential liabilities and risks in connection with legal matters existing as of the carve-out date are generally to be borne by the business unit which caused the risk or liability or where the risk or liability arose. Except to the limited extent described below for the securities class action litigation and the settled Tessera litigation (for which we have different arrangements), Qimonda has agreed to indemnify us for all liabilities arising in connection with all legal matters specifically described below (other than the disputes with Dr. Schumacher), including court costs and legal fees. We will not settle or otherwise agree to any of these liabilities without Qimonda’s prior consent.
      Liabilities and risks relating to the securities class action litigation, including court costs, will be equally shared by us and Qimonda, but only with respect to the amount by which the total amount payable exceeds the amount of the corresponding accrual that we transferred to Qimonda. Any expenses incurred in connection with the assertion of claims against the provider of directors’ and officers’ (“D&O”) insurance covering our two current or former officers named as defendants in the suit will also be equally shared. The D&O insurance provider has so far refused coverage. Qimonda has agreed to indemnify us for 80% of the court costs and legal fees relating to the recently settled antitrust and competition litigation with Tessera.

Antitrust Matters
      U.S. Department of Justice Investigation. In September 2004, we entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its ongoing investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, we agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. We have a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price fixing charges related to DRAM sales to six Original Equipment Manufacturer (OEM) customers that manufacture computers and servers. We have entered into settlement agreements with five of these OEM customers and are considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from us.
      U.S. Civil Litigation. Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against us, our principal U.S. subsidiary and other DRAM suppliers.
      Direct Purchaser Litigation. Sixteen cases were filed between June and September 2002 in several U.S. federal district courts, purporting to be on behalf of a class of individuals and entities who purchased DRAM directly from the various DRAM suppliers during a specified time period (the “Direct U.S. Purchaser Class”), alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct.
      In September 2002, the Judicial Panel on Multi-District Litigation ordered that these federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi District Litigation (“MDL”).
      In September 2005, we and our principal U.S. subsidiary entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court and to an opportunity for individual class members to opt out of the settlement). Under the terms of the settlement agreement we agreed to pay approximately $21 million. In addition to this settlement payment, we agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class (after opt-outs) during the settlement period exceeded $208.1 million. The additional amount payable would be calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53%. We do not currently expect that any such additional amount will have a material adverse effect on our financial condition or results of operations. The settlement was approved on November 1, 2006. On October 3, 2006, a number of individuals and entities gave notice that they were opting out of the class and settlements. Apart from Unisys Corporation and Honeywell International, Inc. (as described below), none of the other opt-outs has filed suit against us. In addition, as of September 30, 2006, we had secured individual settlements with eight direct customers in addition to those OEMs identified by the DOJ.
      On April 28, 2006, Unisys Corporation filed a complaint against us and our principal U.S. subsidiary, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. On May 5, 2006, Honeywell International, Inc. filed a complaint against us and our principal U.S. subsidiary, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM. Both of these complaints were filed in the Northern District of California, and have been related to the MDL described above. Both Unisys and Honeywell opted out of the direct purchaser class and settlement, so their claims are not barred by our settlement with the Direct U.S. Purchaser Class.
      Indirect Purchaser Litigation. Sixty-four additional cases (including a lawsuit discussed separately under “— Foreign Purchaser Litigation” below) were filed between August and October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases

(except the “Foreign Purchaser Litigation”) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.
      Twenty-three of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the multi-district litigation described above. Nineteen of the 23 transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to San Francisco County Superior Court for pretrial proceedings. The plaintiffs in the indirect purchaser cases outside California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pretrial proceedings. The defendants have filed two motions for judgment on the pleadings directed at several of the claims; these motions are pending. After these have been decided the indirect purchaser plaintiffs in the MDL proceedings will have the opportunity to file any motion for class certification. We intend to vigorously defend against the indirect purchaser cases.
      Foreign Purchaser Litigation. A lawsuit filed in May 2005 in the Eastern District of Pennsylvania, purporting to be on behalf of a class of foreign individuals and entities who directly purchased DRAM outside of the United States from July 1999 through at least June 2002, was dismissed with prejudice and without leave to amend on March 1, 2006. The plaintiffs have filed a notice of appeal and defendants have filed their joint opening brief. No hearing date has yet been scheduled for the appeal. We intend to itself vigorously defend against this action if the court of appeals remands this lawsuit.
      State Investigations. On July 13, 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against us, our principal U.S. subsidiary and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. On October 23, 2006, the New York case was made part of the MDL proceeding. On July 14, 2006, the attorneys general of California, Alaska, Arizona, Arkansas, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against us, our principal U.S. subsidiary and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. On September 8, 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. On October 10, 2006, we joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. We intend to vigorously defend against both of these actions.
      European Commission Investigation. In April 2003, we received a request for information from the European Commission in connection with its investigation of practices in the European market for DRAM ICs. We are fully cooperating with the European Commission in its investigation.
      Canadian Competition Bureau Investigation. In May 2004, the Canadian Competition Bureau advised our U.S. subsidiary that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. We are fully cooperating with the Canadian Competition Bureau in its inquiry.
      Canadian Civil Litigation. Between December 2004 and February 2005 two putative class proceedings were filed in the Canadian province of Quebec, and one was filed in each of Ontario and British Columbia against us, our principal U.S. subsidiary and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. We intend to vigorously defend against these proceedings.
      U.S. Securities Class Action. Between September and November 2004, seven securities class action complaints were filed against us and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of purchasers of the our publicly-traded securities who purchased them during the period from March 2000 to July 2004. The consolidated amended complaint alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about our historical and projected financial results and competitive position because they did not disclose our alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of our securities, thereby injuring our shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In September 2006, the court dismissed the complaint with leave to amend. On October 11, 2006, the plaintiffs filed a second amended complaint.
      We believe these claims are without merit and are vigorously defending us in this action. Because this action is in its early stages, we are unable to provide an estimate of the likelihood of an unfavorable outcome to us or of the amount or range of potential loss arising from the action. If the outcome of this action is unfavorable, or if we incur substantial legal fees in defending this action regardless of outcome, it may have a material adverse effect on our financial condition and results of operations. Our directors’ and officers’ insurance carriers have denied coverage in the class action and we filed suit against the carriers in December 2005 and August 2006. Our claim against one insurance carrier was dismissed on November 13, 2006. We intend to file an appeal against this decision.
      German shareholder litigation. In March 2006, two of our shareholders filed a lawsuit in the district court (Landgericht) of Munich seeking a declaratory judgment (Feststellungsurteil) that we should have had our shareholders’ meeting resolve on, and consent to, the carve-out of our memory products business and the planned offering of the shares of Qimonda AG. Among other things, the plaintiffs based their claim on a German corporate law doctrine pursuant to which a stock corporation (such as Infineon) must obtain shareholder approval for fundamental structural decisions that materially affect the position of shareholders. The district court, in a decision handed down on June 8, 2006, rejected the plaintiffs’ arguments and dismissed the claim. The plaintiffs did not file an appeal and the decision rendered by the district court has therefore become final.
      Litigation with our former CEO Dr. Ulrich Schumacher. At the end of March 2004, Dr. Ulrich Schumacher resigned his position as CEO and Chairman of our Management Board. Following his resignation, a cancellation agreement was signed in December 2004 that entitled Dr. Schumacher to a severance payment in the gross amount of €5.3 million, payable in two equal installments at the end of March and October 2005. The first installment was paid to Dr. Schumacher in accordance with the cancellation agreement.
      During 2005, German public prosecutors started an investigation against the owner of a motor sport sponsoring agency with which we had a business relationship, Dr. Andreas von Zitzewitz, a former member of our Management Board, and others for bribery, corruption and other criminal offenses. When we became aware that the public prosecutors had also started an investigation against Dr. Schumacher in connection with our former motor sport sponsoring activities, we decided to withhold the second installment of Dr. Schumacher’s severance payment. Based on further facts that came to light during the course of subsequent internal investigations, we decided to terminate the cancellation agreement with Dr. Schumacher. In December 2005, Dr. Schumacher filed a lawsuit against us for the payment of the second installment under the cancellation agreement. In September 2006, a court ruled that Dr. Schumacher was entitled to receive the second installment. In October 2006, we filed an appeal and sought other judicial remedies against the judgment.
      In addition, in March 2006, Dr. Schumacher filed a lawsuit against us alleging that three statements made by the Chairman of our Supervisory Board in the media were incorrect and applying for a declaratory judgment that Dr. Schumacher was entitled to damages. This lawsuit is still pending.
Patent Litigation
      MOSAID. In late 2002, MOSAID filed suit alleging that we were violating eleven of its DRAM-related U.S. patents. Subsequently, we sought a declaratory judgment that we did not violate these patents, MOSAID filed certain counterclaims, we won summary judgment with respect to most of these patents, and MOSAID alleged infringement of additional patents.
      On June 14, 2006, the parties announced that they had settled all pending litigation and appeals, and the outstanding suit was subsequently dismissed with prejudice. As part of the settlement, we and Qimonda have taken a worldwide license to the MOSAID patent portfolio.
      Tessera. Tessera Inc. filed a lawsuit in March 2005 alleging that some of our products were infringing five Tessera patents, and later amended its complaint to allege that we had violated U.S. antitrust law, Texas unfair competition law, and Texas business tort law by conspiring to harm the sale of Rambus DRAM (“RDRAM”) chips, thereby injuring Tessera’s ability to license chip packaging technology for RDRAM chips.
      On August 1, 2006, Infineon and Qimonda entered into settlement agreements with Tessera Inc. in respect of all of Tessera’s patent infringement and antitrust claims and all counterclaims and other claims Infineon and Qimonda raised against Tessera. As part of the settlement, Infineon and Qimonda have entered into license agreements with Tessera, effective July 1, 2006, that provide Infineon and Qimonda world-wide, nonexclusive, non-transferable and non-sublicensable licenses to use a portfolio of Tessera patents relating to packaging for integrated circuits in Infineon and Qimonda’s production. The license agreements will be effective until May 2012, when they will automatically expire unless Infineon or Qimonda notify Tessera by November 2011 that Infineon or Qimonda elect to extend the agreements for an additional five years until May 2017. Upon expiration of the extended term, if any, Infineon and Qimonda’s licenses to use the patents covered by the licenses will become fully paid-up and perpetual.
      Under the license agreements, Infineon and Qimonda paid Tessera $10 million and $40 million in license fees in August 2006, respectively, and will pay additional royalty payments over a six-year period based on the volume of components Infineon and Qimonda sell that are subject to the licenses. In the event Infineon or Qimonda elect to extend the agreements past their initial term, Infineon or Qimonda will continue to pay royalties at 50% of the rates agreed to for the initial term of the license agreements. Pursuant to the contribution agreement, Qimonda entered into with Infineon, Qimonda is required to indemnify Infineon with respect to 80% of the court costs and legal fees that Infineon faces in respect of the Tessera suits.
Accruals and the Potential Effect of these Lawsuits on Our Business
      Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of September 30, 2006, we had accrued liabilities in the amount of €139 million related to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses for the DOJ and securities class action complaints. The accrued liabilities, other current and non-current liabilities, and other commitments and contingencies related to legal proceedings are further reported in notes 19, 20, 22 and 33 to our Consolidated Financial Statements.
      As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on our financial condition and results of operations.
      An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in significant financial liability to, and other adverse effects on, us, which would have a material adverse effect on our results of operations, financial condition and cash flows. Irrespective of the validity or the successful assertion of the claims described above, we could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on our results of operations, financial condition and cash flows.
Other
      We are subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to our businesses. We have accrued a liability for the estimated costs of adjudication or settlement of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, we do not believe that the ultimate resolution of such other pending matters will have a material adverse effect on our financial position, although the final resolution of such matters could have a material adverse effect on our results of operations or cash flows in the year of settlement.
Environmental Protection and Sustainable Management
        In 2005, we instituted IMPRES — the Infineon Integrated Management Program for Environment, Safety and Health. IMPRES is a dynamic framework integrating our safety, health, and environmental protection processes, strategy, and objectives, using high standards and at a global scale. IMPRES fulfills the requirements of OHSAS 18001 and EN ISO 14001, while enabling synergies throughout our company.
      IMPRES is designed to minimize or eliminate the possible negative impact of our manufacturing processes on the environment, our employees and third parties. Most of our production sites worldwide are already included in our multi-site certification according to EN ISO 14001 and OHSAS 18001.
      Hazardous substances or materials are to a certain extent necessary in the production of semiconductors. However, most of our processes are carried out in closed loops and systems that eliminate the impact of hazardous substances or materials on our employees’ health and the environment. We regularly test and monitor employees whose work may expose them to hazardous substances or materials, in order to detect any potential health risks and to take appropriate remedial measures by an early diagnosis. As part of IMPRES, we train our employees in the proper handling of hazardous substances.
      Where we are not able to eliminate adverse environmental impact entirely, we aim to minimize the impact. For example, we need to utilize PFCs (perfluorinated compounds) as etching agents in the production of semiconductors. As early as 1992, we started to install exhaust air filter systems to reduce PFC emissions. We are signatories to the Memorandum of Agreement, a voluntary commitment by the European Semiconductor Industry, and also to the Memorandum of Understanding (in the United States of America) both of which have the goal of reducing overall PFC emissions by 2010 by approximately 10% from the emission level of 1995, calculated in CO2 equivalents. We have signed a similar commitment for Germany, with a normalized target of 8% emission reduction on basis of CO2 equivalents.

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
      National legislation enacted pursuant to European Commission Directive 2002/96/EC creates significant new obligations regarding the collection, recovery and disposal of waste electrical and electronic equipment. This directive obligates manufacturers to finance the collection, recovery and disposal of such products at the end of their life cycle. Our products could constitute electrical and electronic equipment under the terms of this directive. The end-of-life obligations may affect us as suppliers to electrical and electronic equipment producers and as producers of electronic equipment. Because not all national implementing legislation is in place and because a number of statutory definitions and interpretations remain unclear and are still pending, the consequences for our company cannot currently be determined in detail. As a result, we are not able at this time to estimate the amount of additional costs that we may incur in connection with this legislation.
      Another relevant European Commission Directive, 2002/95/EC, has restricted the use of lead and other hazardous substances in electrical and electronic equipment since July 1, 2006. Because exemptions of this directive are an ongoing process, financial resources or additional compliance expenditures could be required in the future.
      Directive 2005/32/EC on the eco-design of Energy-using Products (EuP) establishes ecologically sound development for electrical and electronic devices. It also provides for the possibility that manufacturers of components and sub-assemblies may be subject to specific information requirements regarding environmentally relevant product characteristics. Because the Directive defines conditions and criteria for setting such requirements through subsequent implementing measures, but does not introduce directly binding requirements for specific products, the consequences for our company cannot currently be determined in detail. As a result, we are not able at this time to estimate the amount of additional costs that we may incur in connection with this legislation.
      A new European Union regulatory framework for chemicals, called REACH, dealing with the registration, evaluation and authorization of chemicals, is currently under consideration. This proposal could have a considerable impact not only on producers and importers of chemical substances, but also on downstream users like the semiconductor industry. The availability of chemical substances could be significantly reduced in the European Union, which could have a negative impact on our production as well as research and development activities. We expect to incur significant future costs in connection with this proposal if it is adopted, but we are not currently able to estimate these expenditures.
      The European Commission intends to restrict the use of PFOS (Perfluoroctane sulphonate) in the EU. PFOS is an important constituent of key chemicals used in the semiconductor industry. Any restriction affecting its use may adversely impact our production and cost position.
      The Chinese government restricts the use of lead and other hazardous substances in electronic and IT products. Because not all implementing measures are in place and because a number of statutory definitions and interpretations remain unclear, the consequences to our company cannot currently be determined. As a result, we are not able to estimate the amount of additional costs that may be incurred in connection with this legislation.
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
      Because some of our facilities are located close to or even shared with those of other companies, including members of the Siemens group, we may need to respond to claims and certain liabilities relating to environmental issues, such as contamination, not entirely originating from our own operations. This also applies to Joint Ventures.
Real Estate
        We own approximately 3.0 million square meters of land (including approximately 1.0 million square meters of building space) at our facilities at Batam (Indonesia), Cegled (Hungary), Dresden (Germany), Essonnes (France), Horten (Norway), Kulim (Malaysia), Malacca (Malaysia), Munich (Germany), Porto (Portugal), Regensburg (Germany), Richmond (Virginia, USA), Singapore (Singapore), Suzhou (PR China), Villach (Austria), Warstein (Germany) and Wuxi (PR China).
      In addition, we have long-term rental and lease arrangements covering approximately 510,000 square meters of office space in various locations in Asia Pacific, Europe and North America. We believe that these properties are rented or leased on ordinary market terms and conditions.
      We entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo south of Munich, Germany. The office complex, called Campeon, has enabled us to centralize most of our Munich-area employees, who were previously situated in various locations throughout Munich, in one central physical working environment. MoTo was responsible for the construction, which was completed in the second half of 2005. We have no obligations with respect to financing MoTo, and have provided no guarantees related to the construction. We occupied Campeon and moved employees to this new location during the 2006 financial year.

MANAGEMENT
Supervisory Board Members
        The current members of our Supervisory Board, the supervisory board position held by them, their individual compensation in the 2006 financial year, their principal external positions and their ages as of September 30, 2006 are as follows:

		Term		External positions during the year ended
Name	Age	expires	Compensation(2)	September 30, 2006

Max Dietrich Kley, Chairman	66	2010	€59,500	Member of the Supervisory Board of BASF AG, Ludwigshafen
				Chairman of the Supervisory Board of SGL Carbon AG, Wiesbaden
				Member of the Supervisory Board of Schott AG, Mainz HeidelbergCement AG, Heidelberg Bayerische Hypo- und Vereinsbank AG, Munich (until November 28, 2005)
				Member of the Board of Directors of UniCredit S.p.A., Milan, Italy (since January 11, 2006)

Klaus Luschtinetz, Deputy Chairman(1)	63	2007	€44,625	Chairman of the Infineon central Works Council until June 30, 2006

Wigand Cramer(1) (since April 20, 2006)	53	2009	€12,396	Labor union clerk of IG Metall, Berlin

Alfred Eibl(1)	57	2009	€35,948	Member of the Infineon Works Council, Munich

Prof. Johannes Feldmayer	50	2009	€29,750	Member of the Corporate Executive Committee of Siemens AG, Munich
				Chairman of the Board of Administration of Siemens A.E., Athens, Greece
				Chairman of the Supervisory Board of Siemens Rt. Budapest, Hungary Siemens Sp. zo.o., Warsaw, Poland (since October 1, 2005)
				Chairman of shareholders’ representatives of Siemens s.r.o., Prague, Czech Republic
				Deputy Chairman of the Board of Administration of Siemens S.A., Madrid, Spain Siemens S.p.A., Milan, Italy Siemens Schweiz AG, Zurich, Switzerland
				Member of the Board of Administration of Siemens France S.A., Saint-Denis, France Siemens A.S., Istanbul, Turkey Siemens A.S., Copenhagen, Denmark
				Member of the Supervisory Board of Siemens Holdings plc, Bracknell, Great Britain Siemens AB, Stockholm, Sweden Siemens AG, Vienna, Austria Exxon Mobil Central Europe Holding GmbH, Hamburg

Jakob Hauser(1)	54	2009	€35,948	Chairman of the Works Council Qimonda AG

		Term		External positions during the year ended
Name	Age	expires	Compensation(2)	September 30, 2006

Dr. Stefan Jentzsch	45	2009	€29,750	Member of the Management Board of Bayerische Hypo- und Vereinsbank AG, Munich (until November 18, 2005)
				Member of the Management Board of Dresdner Bank AG, Frankfurt (since November 24, 2005)
				Member of the Supervisory Board of Premiere AG, Munich

Prof. Dr. Renate Köcher	54	2009	€29,750	Managing Director of Institut für Demoskopie Allensbach
				Member of the Supervisory Board of Allianz AG, Munich BASF AG, Ludwigshafen MAN AG, Munich

Dr. Siegfried Luther (since February 16, 2006)	62	2010	€29,750	Managing Director of Reinhard Mohn Verwaltungs GmbH, Guetersloh
				Member of the Supervisory Board of Druck- und Verlagshaus Gruner & Jahr AG, Hamburg
				WestLB AG, Duesseldorf/ Muenster
				Chairman of the Board of RTL Group S.A., Luxembourg

Michael Ruth(1)	46	2009	€29,750	Corporate Vice President Planning and Controlling, Infineon Technologies AG
				Representative of Senior Management

Gerd Schmidt(1)	52	2009	€29,750	Chairman of the Infineon Works Council (since June 30, 2006)
				Chairman of the Infineon Works Council, Regensburg

Prof. Dr. rer. nat. Doris Schmitt-Landsiedel	53	2009	€35,948	Professor at the Technical University Munich

Kerstin Schulzendorf(1)	44	2009	€29,750	Member of the Infineon Works Council, Dresden

Alexander Trüby(1)	36	2009	€35,948	Member of the Infineon Works Council, Dresden

Prof. Dr. rer. nat. Martin Winterkorn	59	2009	€44,625	Chairman of the Management Board of Audi AG, Ingolstadt
				Member of the Management Board of Volkswagen AG, Wolfsburg
				Member of the Supervisory Boards of Salzgitter AG, Salzgitter FC Bayern München AG, Munich TÜV Süddeutschland Holding AG, Munich
				Member of the Board of Administration of SEAT S.A., Barcelona, Spain Automobili Lamborghini Holding S.p.A., Sant’Agata Bolognese, Bologna, Italy

		Term		External positions during the year ended
Name	Age	expires	Compensation(2)	September 30, 2006

Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer	62	2009	€35,948	Member of the Corporate Executive Committee of Siemens AG, Munich
				Member of the Supervisory Board of Deutsche Messe AG, Hanover BSH Bosch und Siemens Hausgeräte GmbH, Munich
				Chairman of the Board of Administration of Siemens Ltd., Beijing, People’s Republic of China Siemens K.K., Tokyo, Japan Siemens S.A., Lisbon, Portugal Siemens Ltd., Mumbai, India

Dr. Joachim Faber (resigned February 16, 2006)			€18,594	Member of the Management Board of Allianz AG, Munich
				Chairman of Supervisory Board of Allianz Dresdner Global Investor Deutschland GmbH, Munich DIT Deutscher Investment Trust Gesellschaft für Wertpapieranlagen mbH, Frankfurt

Member of Supervisory Board of
Bayerische Börse AG, Munich
AGF Assecurances Generales de France,
  Paris, France
ART Allianz Risk Transfer, Zurich, Switzerland
RAS Riunione Adriatica Sicurta S.p.A.,
  Milan, Italy

Diplom-Physiker Dieter Scheitor(1) (resigned February 28, 2006)			€12,396	Head of the Electrical and Electronics Group of IG Metall, Frankfurt

(1)	Employee representative.

(2)	Includes VAT.
The Supervisory Board maintains the following principal committees:

Committee	Members

Executive Committee	Max Dietrich Kley Klaus Luschtinetz Prof. Dr. rer. nat. Martin Winterkorn

Investment, Finance and Audit Committee	Max Dietrich Kley Dr. Joachim Faber (resigned February 16, 2006) Dr. Siegfried Luther (since February 16, 2006) Klaus Luschtinetz

Mediation Committee	Max Dietrich Kley Klaus Luschtinetz Alexander Trüby Prof. Dr. rer. nat. Martin Winterkorn (since November 17, 2005)

Committee	Members

Strategy and Technology Committee	Alfred Eibl Jakob Hauser Alexander Trüby Prof. Dr. rer. nat. Doris Schmitt-Landsiedel Prof. Dr. rer. nat. Martin Winterkorn Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer

Management Board Members
        The members of our Management Board, their positions, and their ages as of September 30, 2006 are as follows:

		Term	Position on the Management Board and other positions
Name	Age	expires	during the year ended September 30, 2006

Dr. Wolfgang Ziebart	56	August 31, 2009	Chairman, President and Chief Executive Officer
Member of the Board of Directors of
 Infineon Technologies China Co., Ltd.,
  Shanghai, People’s Republic of China
 Infineon Technologies Asia Pacific Pte, Ltd.,
  Singapore
 Infineon Technologies Japan K.K., Tokyo,
  Japan
 Infineon Technologies North America Corp.,
			Wilmington, Delaware, USA
Peter Bauer	46	September 30, 2008	Executive Vice President Member of the Supervisory Board of Siemens VDO Automotive AG, Munich (until March 15, 2006) Infineon Technologies Austria AG, Villach, Austria
			Deputy Chairman of the Board of Directors of Infineon Technologies Japan K.K., Tokyo, Japan (until May 18, 2006)
Member of the Board of Directors of
 Infineon Technologies Asia Pacific Pte., Ltd.,
  Singapore (until May 8, 2006)
 Infineon Technologies China Co., Ltd.,
  Shanghai, People’s Republic of China (until
   May 8, 2006)
 Infineon Technologies North America Corp.,
  Wilmington, Delaware, USA (until
   March 31, 2006)
 Infineon Technologies Savan Ltd., Netanya,
			Israel (until February 15, 2006)
Prof. Dr. Hermann Eul	47	July 31, 2008	Executive Vice President Member of the Supervisory Board of 7Layers AG, Ratingen
			Member of the Board of Directors of
			Infineon Technologies Asia Pacific Pte., Ltd., Singapore (until May 8, 2006) Infineon Technologies China Co., Ltd., Shanghai, People’s Republic of China (until May 8, 2006)

		Term	Position on the Management Board and other positions
Name	Age	expires	during the year ended September 30, 2006

Peter J. Fischl	60	May 31, 2008	Executive Vice President and Chief Financial Officer Chairman of the Supervisory Board of Qimonda AG, Munich
			Member of the Supervisory Board of Infineon Technologies Austria AG, Villach, Austria
Member of the Board of Directors of
 Infineon Technologies Asia Pacific Pte., Ltd.,   Singapore
 Infineon Technologies China Co., Ltd.,
  Shanghai, People’s Republic of China
 Infineon Technologies North America Corp.,
  Wilmington, Delaware, USA
 Infineon Technologies Japan K.K., Tokyo,
			Japan
Kin Wah Loh	51		Executive Vice President until April 15, 2006
(resigned April 15, 2006)			Chairman of the Management Board of Qimonda AG (since April 15, 2006)
Member of the Board of Directors of
 Infineon Technologies Asia Pacific Pte, Ltd.
  Singapore (until May 8, 2006)
 Infineon Technologies China Co, Ltd.,
  Shanghai, People’s Republic of China
   (until May 8, 2006)
 Infineon Technologies Japan K.K., Tokyo,
			Japan
			Director of Accton Technologies Corp., Hsinchu, Taiwan, Republic of China (until June 8, 2006)
      Dr. Wolfgang Ziebart has been our Chairman, President and Chief Executive Officer since September 2004. Before that, he was deputy chairman of the Management Board of Continental AG, an automotive supplier, and head of its Automotive Systems Division, focusing on automotive electronics and electronic brake systems. Previously, until 1999, he was a member of the Management Board of automobile manufacturer BMW, where he started his professional career in 1977 and held a number of different positions, including responsibility for the development of electronics. Dr. Ziebart holds a degree in engineering and received his Ph.D. in engineering from the Technical University Munich.
      Peter Bauer has been our Executive Vice President and Chief Sales and Marketing Officer since the inception of our company in April 1999. Since January 2005 he has served as the Head of the Automotive, Industrial & Multimarket segment and of Central Sales Functions. He was President and Chief Executive Officer of Siemens Microelectronics, Inc. from 1998 to April 1999. From 1997 to 1999, Mr. Bauer was also President, Sales and Solution Centers for Siemens Semiconductor Group. Mr. Bauer began his career with Siemens Semiconductor Group in 1986 as a development engineer. Mr. Bauer received a diploma in electrical engineering from the Technical University Munich.
      Prof. Dr. Hermann Eul was appointed Deputy Executive Vice President of our Management Board on July 28, 2005. Until 1999 he was General Manager of the Digital TeleCom and Data Com ICs operations at Siemens. When Infineon was formed, he took over the Wireless Baseband and Systems business group as Vice President and General Manager. From 2001 to 2002 he was responsible for Security & Chip Card ICs operations as Chief Executive Officer. In 2003 he was appointed as full

Professor and Faculty Chair for RF-Technology and Radio-Systems at Hanover University. In 2004 he returned to Infineon where he first co-managed the Wireline Communications segment as Senior Vice President and then, following a reorganization, became the Vice President and General Manager of the Communication Solutions segment. Professor Eul studied electrical engineering and has a doctorate in engineering.
      Peter J. Fischl has been our Executive Vice President and Chief Financial Officer since the inception of our company in April 1999. Since May 2006, he has also served as the Chairman of the Supervisory Board of our majority-owned subsidiary Qimonda AG, which has been listed on the New York Stock Exchange since August 2006. From October 1996 to March 1999, Mr. Fischl served as Executive Vice President and Chief Financial Officer of Siemens Semiconductor Group. From 1995 to 1996, Mr. Fischl was General Manager and Vice President of Siemens Mobile Network Division. Prior to that, he was Vice President, Finance and Business Administration at other Siemens divisions. He started working at Siemens Telecommunications Group in 1971 as a project manager.
      The members of our Management Board, individually or in the aggregate, do not own, directly or indirectly, more than 1% of our company’s outstanding share capital.
      The business address of each of the members of our Management Board is Infineon Technologies AG, Am Campeon 1-12, D-85579 Neubiberg, Germany.
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
Supervisory Board
      Our Supervisory Board consists of 16 members. The shareholders, by a majority of the votes cast in a general meeting, elect eight members and the employees elect the remaining eight members. Among the eight employee representatives are one Supervisory Board member from the ranks of the executive employees (Leitende Angestellte), five from the ranks of the employees (excluding executive employees) and two representatives of the trade unions represented in the Infineon group in Germany. Seven current shareholder representatives on the Supervisory Board were elected at the general shareholders’ meeting held on January 25, 2005, one was elected at the general shareholders’ meeting held on February 16, 2006, and the term of all shareholder representatives ends with the annual general meeting for the 2010 financial year. Shareholders vote upon new representatives who will, if not elected for a shorter term, serve a regular term of five years on the Supervisory Board. The employees elected new employee members of the Supervisory Board in 2004, who took office on January 20, 2004 and who we expect will serve a regular five-year term.
      The shareholders, by a majority of the votes cast in a general meeting, may remove any member of the Supervisory Board they have elected in a general meeting. The employee representatives may be removed by those employees that elected them by a vote of three-quarters of the votes cast. The Supervisory Board elects a chairman and a deputy chairman from among its members. If no candidate is elected by a vote of two-thirds of the members of the Supervisory Board, the shareholder representatives elect the chairman and the employee representatives elect a deputy chairman. The Supervisory Board normally acts by simple majority vote, with the chairman having a deciding vote in the event of a deadlock in a second vote on the same matter.
      The Supervisory Board meets at least once a quarter. Its main functions are:

•	to monitor our management;

•	to appoint our Management Board;

•	to approve decisions of our Management Board in relation to any investment or disposition that exceeds 10% of our total investment budget or in relation to the taking of any financial risk vis-à-vis third parties in an amount exceeding 5% of our share capital plus capital reserves;

•	to approve matters in areas that the Supervisory Board has made generally subject to its approval; and

•	to approve matters that the Supervisory Board decides on a case by case basis to make subject to its approval.
      Our Supervisory Board has established an Investment, Finance and Audit Committee, comprising the chairman of the Supervisory Board, who serves as chairman of the committee, and two other members of the Supervisory Board, one of whom is elected from the shareholder representatives and the other from the employee representatives on the Supervisory Board. The Investment, Finance and

Audit Committee carries out the functions normally carried out by the audit committee of a U.S. company including, among other duties:

•	preparing the decisions of the Supervisory Board regarding approval of our company’s annual financial statements, including review of the financial statements, our annual reports, the proposed application of earnings and the reports of our independent auditors;

•	reviewing the interim financial statements of our company that are made public or otherwise filed with any securities regulatory authority;

•	issuing to our independent auditors terms of reference for their audit of our annual financial statements; and

•	approving decisions of our Management Board or a committee thereof regarding increases of our company’s capital through the issuance of new shares out of authorized or conditional capital, to the extent they are not issued to employees or used for the disapplication of pre-emptive rights as part of a share option plan.
      The Investment, Finance and Audit Committee also supports the Supervisory Board in its duty of supervising our business and may exercise the oversight powers conferred upon the Supervisory Board by German law for this purpose. Decisions of the Investment, Finance and Audit Committee require a simple majority.
      According to German law, the shareholders may determine the term of each shareholder-elected member of the Supervisory Board. The maximum term of office of shareholder-elected Supervisory Board members expires at the end of shareholders’ general meeting in which the shareholders discharge the Supervisory Board members for the fourth financial year after the start of their term as a Supervisory Board member.
      Neither we nor any of our subsidiaries have entered into special service contracts with the members of the Supervisory Board that provide for benefits during or upon termination of their board membership other than as described under “Compensation”.
      The members of our Supervisory Board, individually or in the aggregate, do not own, directly or indirectly, more than 1% of our company’s outstanding share capital.
      The business address of each of the members of our Supervisory Board is Infineon Technologies AG, Am Campeon 1-12, D-85579 Neubiberg, Germany.
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
      Our Management Board has adopted rules of procedure. Our Supervisory Board approved these rules and resolved that the following decisions of the Management Board require the consent of the Supervisory Board:

•	Decisions relating to financial and investment planning, including both budgets and the establishment of limits for financial indebtedness;

•	Decisions relating to any investment or disposition that exceeds 10% of our total investment budget; and

•	Decisions relating to the taking of any financial risk vis-à-vis third parties in an amount exceeding 5% of our share capital plus capital reserves.
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
      The rules of procedure provide that the Management Board take action by unanimous vote.
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
Compensation
        This section outlines the principles used for determining the compensation of the members of our Management Board and sets out the level and structure of Management Board compensation during the 2006 financial year. In addition, this section describes the policies and levels of compensation paid to our Supervisory Board members.
      Our disclosure concerning compensation is based on the recommendations and suggestions of the German Corporate Governance Code (the Codex).
Management Board Compensation
      The Executive Committee of the Supervisory Board is responsible for determining the compensation of members of our Management Board. Such compensation reflects our company’s size and global orientation, its financial position, and the level and structure of management compensation at compara-

ble companies in and outside Germany. In addition, the compensation reflects each member’s responsibilities and contributions. In particular, this compensation consists of the following principal components:

•	An annual base salary, which is paid out partly in 12 monthly installments and partly at the beginning of the following financial year, net of statutory deductions.

•	An annual variable bonus, which is based on several success related measures. In the 2006 financial year, this was linked to the “return on capital employed”, which we define as earnings after taxes, adjusted for extraordinary items, divided by capital employed. By this means we seek to assure that bonuses are only payable in the event of positive business progress. The bonus is paid out after the financial year end. In addition to this bonus, the employment agreements of the members of the Management Board provide for the award of extraordinary bonuses for special services rendered. Wolfgang Ziebart and Kin Wah Loh each received an extraordinary bonus of €100,000 in the 2006 financial year for special services rendered in the 2005 financial year.

•	Stock options, which were granted under the terms of our 2001 plan (prior to the adoption of our new 2006 plan by our shareholders in February 2006), and which serve as a form of long-term incentive compensation with a risk component. Half of the options granted vest after two years, 25% after three years and 25% after four years. The options are exercisable until December 12, 2012 at an exercise price of €8.20 per share. The fair value of the options on the date of grant was €3.19 per share, based on the Black-Scholes valuation model. See “—Long-Term Incentive Plans” below.
      The services agreements with certain members of our management board in effect in the 2006 financial year provide for certain transitional payments upon expiration of their board membership term. These payments would generally consist of an amount equal to the member’s 12 most recent monthly salary payments plus a lump sum equal to the average bonus, if any, received by the member in each of the prior three financial years. If a board member were to die subsequent to the termination of membership, the then-outstanding benefits would be paid to such member’s heirs. No transitional payments were payable with respect to members whose membership was terminated for cause or who resigned before the age of 60. In addition, members who were unable to continue to fulfill their duties, including where the Supervisory Board fails to renew their board membership, or who retired after the age of 60, would be entitled to certain pension benefits. The amount of the chairman’s monthly pension is equal to 70% of his most recent monthly salary. The amounts of the other members’ pensions are agreed on an individual basis. A board member’s pension may be reduced in certain circumstances, including if the member receives income from certain other occupations or if our economic situation changes so substantially that we cannot reasonably be expected to continue to grant the benefits. Upon a board member’s death, benefits may be payable to the deceased’s spouse or orphaned children.
      The following table outlines the gross cash compensation of the members of our Management Board for the 2006 financial year:

	Base Compensation

				Incentive
	Base Salary			Compensation

	Amount paid	Amount paid
	in monthly	after fiscal	Additional		Total
Member	installments	year end	Compensation(1)	Bonus(6)	compensation

Dr. Wolfgang Ziebart	€800,000	€800,000	€35,563	€100,000	€1,735,563
Peter Bauer	€360,000	€540,000	€16,438	—	€916,438
Prof. Dr. Hermann Eul	€350,000	€58,333(2)	€9,058	—	€417,391
Peter J. Fischl	€400,000	€600,000	€30,379	—	€1,030,379
Kin Wah Loh	€243,750(3)	€450,000(4)	€111,769(5)	€100,000	€905,519

Total	€2,153,750	€2,448,333	€203,207	€200,000	€5,005,290

(1)	Generally consists of perquisites, including the provision of company cars and payment of insurance premiums.

(2)	This amount includes the one time payment paid-out in the 2006 financial year for the 2005 financial year.

(3)	This amount includes prorated monthly installments until 15 April, 2006, the day on which Mr. Loh resigned from the Management Board.

(4)	This amount includes the one time payment paid-out in the 2006 financial year for the 2005 financial year and the prorated one time payment for the 2006 financial year.

(5)	One time payment to Mr. Loh in compensation for higher personal income tax rates caused by the length of his stay in Germany as compared to tax rates in Singapore where Mr. Loh is resident.

(6)	During the 2005 financial year, our company established a provision for variable bonuses of the Management Board of €0.5 million, of which €0.3 million was released and €0.2 million was paid during the 2006 financial year. During the 2006 financial year, our company established a provision for variable bonuses of the Management Board of €0.8 million.
     The following option grants were made to members of the Management Board during the 2006 financial year:

Number of
Shares subject
Member	to options

Dr. Wolfgang Ziebart	160,000
Peter Bauer	80,000
Prof. Dr. Hermann Eul	80,000
Peter J. Fischl	80,000
Kin Wah Loh	80,000

Total	480,000

Pension Commitments and Retirement Benefits
      The pension agreement with the Chairman of our Management Board provides for pension payments following retirement equal to a fixed percentage of his last month’s base salary. The other members of the Management Board are contractually entitled to fixed-payment pensions. In the 2006 financial year, we allocated pension reserves totaling €4.4 million in this regard.
Fringe Benefits and Other Commitments
      Other than as set forth in the column headed “Additional Compensation” in the table above, the members of the Management Board receive no additional fringe benefits not generally available to all of our employees.
      We do not make loans to members of the Management Board.
      We maintain directors’ and officers’ insurance, which we renegotiate and renew annually. The policy limits the personal liability of the members of the Management Board in the event that a member is sued in his capacity as a member of the Management Board for damages caused to us, to the extent that such claimed damages exceed 25% of such members’ annual base salary (such amount representing a personal “deductible” within the meaning of Section 3.8, paragraph 2 of the German Corporate Governance Code).
Payments to Former Members of the Management Board
      A total of €100,000 was paid to former members of the Management Board during the 2006 financial year. As of September 30, 2006, accrued pension liabilities for former members of the Management Board amounted to €16.0 million.
      In the 2005 financial year, we concluded a severance agreement with Dr. Ulrich Schumacher, the former chairman of our Management Board, which provided for the payment of €5.25 million to settle all possible claims Dr. Schumacher may have had under his employment contract. Half of this amount was paid in the 2005 financial year. We disputed the payment of the second half of this amount, and Dr. Schumacher brought a claim against us in the commercial court of Munich during the 2006 financial year. The commercial court has ruled in favor of Dr. Schumacher, but we have filed an appeal and have sought other judicial remedies against this decision. See “Business — Legal Matters”.
Supervisory Board Compensation
      The compensation of the members of our Supervisory Board is determined by the annual general meeting of shareholders, upon the recommendation of the Management Board and the Supervisory Board. This compensation reflects our company’s size, the tasks and responsibilities of each member, and our financial condition and performance. The compensation of the Supervisory Board is set out in Article 11 of our Articles of Association (Satzung), and consists of two components:

•	a base retainer of €25,000 per year (with the chairman receiving 200% of this amount and the deputy chairmen and each member of certain committees (excluding those required by law) receiving 150% of this amount), and

•	a variable component consisting of the grant of 1,500 share appreciation rights (Wertsteigerungsrechte) per year, which are granted and may be exercised for cash under the same conditions as options granted under our then current long-term incentive plan. These share appreciation rights may only be settled in cash, not through the issuance of shares. Half of the rights vest after two years, 25% after three years and 25% after four years. The rights are exercisable at an exercise price of €8.20 per share. The fair value of the rights on the date of grant was €3.19 per share, based on the Black-Scholes valuation model.
      The aggregate cash compensation of the members of our Supervisory Board for the 2006 financial year was €0.6 million. The individual cash compensation of each member of the Supervisory Board is provided in the table of Supervisory Board members, above.
      Members of the Supervisory Board are also reimbursed for all documented expenses arising in connection with the exercise of their duties, as well as for income tax incurred on their compensation from Infineon.
Other Compensation

•	We do not make loans to members of our Supervisory Board.

•	We maintain directors’ and officers’ insurance, which we renegotiate and renew annually. The policy limits the personal liability of the members of the Supervisory Board in the event that the member is sued in his capacity as a member of the Supervisory Board for damages caused to us, to the extent that such claimed damages exceed 100% of such member’s annual base retainer (such amount representing a personal “deductible” within the meaning of Section 3.8, paragraph 2 of the German Corporate Governance Code).
Long-Term Incentive Plans
      2006 Stock Option Plan. In February 2006, we adopted and our shareholders approved the Infineon Technologies AG 2006 Stock Option Plan, which we refer to as the 2006 plan. Under the 2006 plan, we have the authority over a three-year period to grant non-transferable share options to members of our Management Board, members of senior management of our subsidiaries, and other key managers and employees at Infineon Technologies AG and our domestic and foreign subsidiaries. We may grant options covering up to 1.625 million shares to members of our Management Board, 1.3 million shares to senior management of our domestic and foreign subsidiaries, and 10.075 million shares to other key managers and employees at levels below the Management Board of Infineon Technologies AG and senior management of our domestic and foreign subsidiaries. No more than 40% of the options available for grant to one of those three groups may be issued during one financial year, and we may not grant options under the 2006 plan covering more than 13 million shares in the aggregate. No options had been granted under the 2006 plan as of September 30, 2006.

      Under the 2006 plan, the Supervisory Board will decide annually within a period of 45 days after publication of the results for the financial year then ended or of the first or second quarter of a current fiscal year, but no later than two weeks before the end of the quarter, how many options to grant to the Management Board. During that same period the Management Board may grant options to other eligible persons.
      The exercise price of the options granted under the 2006 plan is 120% of the average opening share price of our shares on the Frankfurt Stock Exchange over the five trading days preceding the date of grant. Options granted under the 2006 plan have a term of six years after the date of grant and may be exercised after the third anniversary of the date of grant, at the earliest. In addition, options may be exercised only if both the share price of our company has reached the exercise price at least once during a trading day, and if the share price of our company has exceeded for at least three consecutive days, on at least one occasion since the date of grant, the trend of the Philadelphia Semiconductor Stock Index, a comparative index of the share price of companies in a similar sector to Infineon Technologies AG. If the Philadelphia Semiconductor Stock Index is discontinued or is fundamentally altered so as not to provide an appropriate means for comparison, then the Management Board will either select another index to serve as a comparative index or use a new index including as many as possible of the individual prices previously tracked by the Philadelphia Semiconductor Stock Index. In addition, holders may not exercise an option within a fixed time period prior to or following publication of our quarterly or annual results.
      2001 International Long-Term Incentive Plan. In April 2001, we adopted the Infineon Technologies AG 2001 International Long-Term Incentive Plan, which we refer to as the 2001 plan.
      Under the 2001 plan, we granted non-transferable share options to members of our Management Board, to the members of the top management of our subsidiaries, and to other senior level executives and employees with exceptional performance. As of September 30, 2006, options to purchase an aggregate of 37.3 million shares were outstanding under the 2001 plan, of which options to purchase 1.5 million shares were held by members of our Management Board. No further options will be granted under the 2001 plan.
      The exercise price of the options granted under the 2001 plan is 105% of the average closing share price of our company’s shares on the Frankfurt Stock Exchange over the five trading days preceding the date of grant. Options granted under the 2001 plan have a term of seven years after the date of grant and may be exercised after the second anniversary of the date of grant at the earliest, but only if the share price of our company has reached the exercise price at least once during a trading day. In addition, holders may not exercise an option within fixed time periods prior to or following publication of our quarterly or annual results.
      1999 Share Option Plan. Under our 1999 Share Option Plan we granted non-transferable share options to members of our Management Board, directors of subsidiaries and affiliates, managers and key employees.
      As of September 30, 2006, options to purchase an aggregate of 7.5 million shares were outstanding under the 1999 plan, of which options to purchase 0.5 million shares were held by members of our Management Board. The 1999 plan was discontinued and, accordingly, we no longer grant options under that plan.
      The exercise price of the options granted under the 1999 plan is 120% of the average closing price of our company’s shares on the Frankfurt Stock Exchange over the five trading days preceding the date of grant. Holders of options may exercise them during the seven-year period following the date of grant but only if the share price of our company has reached the exercise price at least once during a trading day in Xetra or its successor during the duration of the option and only after the second anniversary of the date of grant. In addition, holders may not exercise an option within fixed time periods prior to or following publication of our quarterly or annual results. When options are exercised, our company may either issue new shares from its conditional capital or deliver previously issued shares.

PRINCIPAL SHAREHOLDERS
        The following table shows the beneficial ownership, as of September 30, 2006, of our company’s share capital by (1) the principal shareholders (each person or entity that has reported to us, as required by applicable German law, that it beneficially owns 5% or more of our shares) and (2) the members of our Management Board and Supervisory Board, each as a group. We are not directly or indirectly owned or controlled by any foreign government.

	Shares owned

	Number	%

Brandes Investment Partners, L.P.(1)	38,371,696	5.1
Dodge & Cox Investment Managers(2)	37,927,800	5.1
Members of the Management Board as a group(3)	*	*
Members of the Supervisory Board as a group(3)	*	*

(1)	The business address of Brandes Investment Partners, L.P. is 11988 El Camino Real, Suite 500, San Diego, California 92130, USA.

(2)	The business address of Dodge & Cox Investment Managers is 555 California Street, 40th Floor, San Francisco, California 94104, USA.

(3)	Represents less than 1% of our outstanding share capital.
     On April 3, 2006 Siemens AG, our former parent company, sold the remaining shares in our company held by it and is no longer one of our shareholders.
      To our knowledge, as of September 30, 2006, there were 99,772,428 of our American Depositary Shares outstanding (representing an equivalent number of our ordinary shares), which represented approximately 13.4% of our issued and outstanding share capital, and there were approximately 148 holders of record of our American Depositary Shares.

RELATED PARTY TRANSACTIONS AND RELATIONSHIPS
Qimonda
      In connection with the formation of Qimonda as a separate legal entity, Infineon and Qimonda entered into a number of agreements governing the carve-out of the memory products business, the licensing of intellectual property, the use of Infineon’s 200-millimeter fabrication facility in Dresden, and ongoing support services in the areas of general support, IT services and research and development services. These agreements are described in detail in the annual report of Qimonda on Form 20-F (Commission File No. 001-32972), filed with the Securities and Exchange Commission on November 21, 2006, under the heading “Related Party Transactions and Relationships — With Infineon”, which section is hereby incorporated herein by reference.
Siemens
      Until 1999, the entire business of Infineon formed the Semiconductor Group of Siemens AG, a large German electronics conglomerate. In 1999, Siemens formed Infineon as a separate legal entity, transferred its semiconductor business to us, and conducted an initial public offering of our ordinary shares with listing on the Frankfurt Stock Exchange and the New York Stock Exchange. Siemens subsequently took a variety of steps to further reduce its ownership interest in Infineon. On April 3, 2006, Siemens sold all of its remaining shares in Infineon and is therefore no longer deemed an affiliate of our company. Transactions between our company and Siemens subsequent to this date are no longer reflected as Related Party transactions.
Services
      The Siemens group provides us with some administrative, financial, information technology and other services. The IT framework agreements specify the general framework conditions for the separation of IT/voice networks and resources, the joint running of a firewall system and the security requirements for access to purchased services. Each of these services (including travel management, export control, and library services) are then purchased on the basis of individual service agreements. We believe all services from the Siemens group companies are purchased at market prices and on arms’ length terms and conditions.
      During the 2006 financial year, we purchased services from Siemens, including information technology services, of €44 million, facility rental of €20 million, and administrative services of €53 million. We also purchased raw materials, products and fixed and other assets aggregating €18 million during the 2006 financial year.
Sales
      The Siemens group was our largest customer in the 2005 and 2006 financial years, representing 12% and 7%, respectively, of our net sales. We believe that these transactions are on terms no less favorable to us than we could obtain from third parties.
Patent Cross-Licensing Agreement
      We have entered into a patent cross licensing agreement with Siemens that grants Siemens the right to use our patents and grants us the right to use Siemens’ patents.
Dispositions
      In November 2005, we agreed to transfer our fiber optics manufacturing facility in Trutnov, Czech Republic, to Siemens VDO for an aggregate purchase price of approximately €5 million. This sale was completed in the 2006 financial year.

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
Equity
      The issued share capital of our company consists of €1,495,218,588 divided into 747,609,294 individual shares in registered form with a notional value of €2.00 each. Since our formation, changes in our share capital have been as follows:

•	At our formation, our share capital consisted of €400,000,000, represented by 200,000,000 shares.

•	On January 26, 2000, we increased our share capital from €400,000,000 to €800,000,000 by issuing 200,000,000 shares for a €400,000,000 transfer of corporate funds to capital. The new shares were issued to Siemens and Siemens Nederland N.V. in proportion to their respective ownership interests in our company at that time.

•	On February 14, 2000, we increased our share capital from €800,000,000 to €1,200,000,000 by issuing 200,000,000 shares for a €400,000,000 transfer of corporate funds to capital. The new shares were issued to Siemens and Siemens Nederland N.V. in proportion to their respective ownership interests in our company at that time.

•	On March 8, 2000, we increased our share capital by €33,400,000 to €1,233,400,000 for cash contributions by issuing 16,700,000 shares with full dividend entitlement for the 2000 financial year. The shares were sold in our initial public offering.

•	On April 28, 2000, we increased our share capital by €15,184,860 by issuing to Intel Corporation 7,592,430 shares with full dividend entitlement for the 2000 financial year. After the execution of the capital increase, our share capital consisted of €1,248,584,860.

•	On June 28, 2000, we increased our share capital by €2,418,154 against a contribution in kind by issuing 1,209,077 shares with full dividend entitlement for the 2000 financial year to Savan Communications Ltd. After execution of the capital increase our share capital consisted of €1,251,003,014.

•	On March 16, 2001, we increased our share capital by €886,976 against a contribution in kind by issuing 443,488 shares with full dividend entitlement for the 2001 financial year in connection with our investment in Ramtron International Corporation. After execution of the capital increase our share capital consisted of €1,251,889,990.

•	On April 11, 2001, we increased our share capital by €1,413,428 against a contribution in kind by issuing 706,714 shares with full dividend entitlement for the 2001 financial year in connection with our acquisition of Ardent Technologies Incorporated. After the execution of the capital increase our company’s share capital consisted of €1,253,303,418.

•	In July 2001, we increased our share capital by €120,000,000 by issuing 60,000,000 shares (with full dividend entitlement for the 2001 financial year) in our secondary public offering. After the execution of the capital increase our company’s share capital consisted of €1,373,303,418.

•	On July 25, 2001, we increased our share capital by €12,746,870 against a contribution in kind by issuing 6,373,435 shares with full dividend entitlement for the 2001 financial year in connec-

tion with our acquisition of Catamaran Communications Incorporated. After the execution of the capital increase, our company’s share capital consisted of €1,386,050,288.

•	On November 29, 2001, we increased our share capital by €24,000 by issuing 12,000 shares with full dividend entitlement for the 2002 financial year to group employees in connection with our 2001 employee share purchase program. After the execution of the capital increase, our company’s share capital consisted of €1,386,074,288.

•	On July 24, 2002, we increased our share capital by €686,920 by issuing 343,460 shares with full dividend entitlement for the 2002 financial year to group employees in connection with our 2002 employee share purchase program. After the execution of the capital increase, our company’s share capital consisted of €1,386,761,208.

•	On August 30, 2002, we increased our share capital by €55,000,000 against a contribution in kind by issuing 27,500,000 shares with full dividend entitlement for the 2002 financial year in connection with our acquisition of Ericsson Microelectronics AB, Stockholm, Sweden. After the execution of the capital increase, our company’s share capital consisted of €1,441,761,208.

•	On March 23, 2004, we increased our share capital by €53,358,510 against a contribution in kind by issuing 26,679,255 shares with full dividend entitlement for the 2004 financial year in connection with the acquisition of the remaining interest in Infineon Technologies SC300 GmbH & Co. KG, Dresden. After the execution of the capital increase our company’s share capital consisted of €1,495,119,718.

•	During the 2005 financial year, our share capital increased by €19,000 as a result of the exercise of 9,500 employee stock options. After these exercises our company’s share capital consisted of €1,495,138,718.

•	During the 2006 financial year, our share capital increased by €79,870 as a result of the exercise of 39,935 employee stock options. After these exercises our company’s share capital consisted of €1,495,218,588.

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

Conditional Capital
      Under the German Stock Corporation Act, a stock corporation’s shareholders can authorize conditional capital of up to 50% of the issued share capital at the time of the resolution. Our company has a conditional capital in an aggregate nominal amount of €96 million that may be used to issue up to 48 million new registered shares in connection with our 1999 and our 2001 long-term incentive plans, additional conditional capital in an aggregate nominal amount of €29 million that may be used to issue up to 14.5 million new registered shares in connection with our 2001 and 2006 long-term incentive plan and additional capital in an aggregate nominal amount of €24.5 million that may be used to issue up to 12.3 million new registered shares in connection with our 2006 long-term incentive plan. These shares will have dividend rights from the beginning of the financial year in which they are issued.
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
      Dividends approved at a shareholders’ general meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at the shareholders’ general meeting. Where shareholders hold physical certificates, we will pay dividends to those shareholders who present us or the paying agent or agents that we may appoint from time to time, with the appropriate dividend coupon. If a shareholder holds shares that are entitled to dividends in a clearing system, the dividends will be paid according to that clearing system’s rules. We will publish notice of dividends paid and the paying agent or agents that we have appointed in the German Federal Gazette.
Liquidation Rights
      In accordance with the German Stock Corporation Act, if we are liquidated, any liquidation proceeds remaining after all of our liabilities have been paid off would be distributed among our shareholders in proportion to their holdings.
Shareholders’ Other Rights and Obligations
      Our shareholders have other rights and obligations, for example the right to participate in the general discussion at the annual meeting of shareholders and ask questions of our management. If shareholders believe that our company has been harmed by members of the Management Board or Supervisory Board they can initiate proceedings against those persons under certain conditions. If a competent German court finally determines that members of the Management Board or Supervisory Board have violated their obligations towards our company, they are liable for damages to our company, but generally not to the shareholders directly. Such direct claims would be successful under very rare circumstances, for example upon a finding that the member of the Management Board or the Supervisory Board has engaged in willful misconduct with the intention of harming shareholders.
Disclosure Requirement
      The German Securities Trading Act requires each person whose shareholding of a listed company reaches, exceeds or, after exceeding, falls below 5%, 10%, 25%, 50% or 75% voting rights thresholds to notify the corporation and the German Federal Supervisory Authority for Financial Services in writing within seven calendar days after they have reached, exceeded or fallen below such a threshold. In their notification, they must also state the number of shares they hold. Such holders cannot exercise any rights associated with those shares until they have satisfied this disclosure requirement. In addition, the German Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the exercise of the voting rights attached to those shares.
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
Registration of our company with the Commercial Register
      Our company was entered into the commercial register of Munich, Germany, as a stock corporation on July 14, 1999 under the number HRB 126492.

ADDITIONAL INFORMATION
Organizational Structure
        Infineon Technologies AG is the parent company of the Infineon group, including Qimonda, with subsidiaries incorporated in jurisdictions throughout Europe and Asia, as well as in the United States. Our most significant subsidiaries are set out below. Unless otherwise indicated, all of the subsidiaries in the Infineon group (including Qimonda) are directly or indirectly 100% owned by Infineon Technologies AG, and all of the subsidiaries in the Qimonda group are directly or indirectly 100% owned by Qimonda AG.
Principal Subsidiaries as of September 30, 2006

Corporate name	Registered office	Principal activity

Infineon Group:
ALTIS Semiconductor S.N.C(1)	Essonnes, France	Production
Infineon Technologies Asia Pacific Pte. Ltd.	Singapore	Production, Distribution
Infineon Technologies Austria AG	Villach, Austria	Production
Infineon Technologies China Co. Ltd.	Shanghai, People’s Republic of China	Holding
Infineon Technologies Dresden GmbH & Co. OHG	Dresden, Germany	Production
Infineon Technologies Finance GmbH	Munich, Germany	Financial services
Infineon Technologies France S.A.S	Saint Denis, France	Distribution
Infineon Technologies Holding B.V.	Rotterdam, The Netherlands	Holding
Infineon Technologies Holding North America Inc.	Delaware, USA	Holding
Infineon Technologies Investment B.V.	Rotterdam, The Netherlands	Holding
Infineon Technologies Japan K.K.	Tokyo, Japan	Distribution
Infineon Technologies North America Corp.	Delaware, USA	Research, development and distribution
Infineon Technologies SensoNor AS	Horten, Norway	Production
Infineon Technologies (Advanced Logic) Sdn. Bhd	Malacca, Malaysia	Production
Infineon Technologies (Kulim) Sdn. Bhd	Kulim, Malaysia	Production
Infineon Technologies (Malaysia) Sdn. Bhd	Malacca, Malaysia	Production
Qimonda Group:
Qimonda AG(2)	Munich, Germany	Research, development, production and distribution of semiconductor memory products and related services
Qimonda (Melaka) Sdn. Bhd	Malacca, Malaysia	Production
Qimonda Asia Pacific Pte. Ltd.	Singapore	Distribution
Qimonda Dresden GmbH & Co. OHG	Dresden, Germany	Production
Qimonda Flash GmbH	Dresden, Germany	Research and development
Qimonda Holding B.V.	Rotterdam, The Netherlands	Holding
Qimonda North America Corp.	Delaware, USA	Distribution, sales and marketing, research and development
Qimonda Portugal S.A.	Vila do Conde, Portugal	Production
Qimonda Richmond, LLC	Delaware, USA	Production
Qimonda Technologies (Suzhou) Co., Ltd(3)	Suzhou, People’s Republic of China	Production

(1)	50.01% interest held by Infineon.

(2)	85.88% ownership interest held by Infineon.

(3)	45.00% interest held by Qimonda.

Dividend Policy
        Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent, Infineon Technologies AG, as determined in accordance with HGB, the German Commercial Code. All dividends must be approved by the shareholders. The ordinary shareholders meeting held in February 2006 did not authorize a dividend. No earnings are available for distribution as a dividend for the 2006 financial year, since Infineon Technologies AG on a stand-alone basis as the ultimate parent incurred a cumulative loss (Bilanzverlust) as of September 30, 2006. Subject to market conditions, we intend to retain future earnings for investment in the development and expansion of our business.
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

	Price per share in euro

	High	Low

Financial year ended September 30, 2002	29.11	5.61
Financial year ended September 30, 2003	13.79	5.34
Financial year ended September 30, 2004	13.65	7.80
Financial year ended September 30, 2005	9.00	6.43
Financial year ended September 30, 2006	9.95	7.60
October 2004 through December 2004	9.00	7.90
January 2005 through March 2005	8.12	6.95
April 2005 through June 2005	7.95	6.43
July 2005 through September 30, 2005	8.56	7.48
October 2005 through December 2005	8.51	7.60
January 2006 through March 2006	8.93	7.62
April 2006 through June 2006	9.95	8.22
July 2006 through September 30, 2006	9.76	8.21
June 2006	9.13	8.22
July 2006	8.98	8.21
August 2006	9.24	8.28
September 2006	9.76	9.05
October 2006	10.24	9.25
November 2006(1)	9.96	9.26

(1)	Up to and including November 28, 2006.
     On November 28, 2006, the closing sales price per share on the Frankfurt Stock Exchange, as reported by the Xetra trading system, was €9.57, equivalent to $12.60 per share (translated at the noon buying rate on November 28, 2006).

Trading on the New York Stock Exchange
      ADSs representing our company’s shares have traded on the New York Stock Exchange since March 13, 2000. The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the New York Stock Exchange:

	Price per ADS in
	U.S. dollars

	High	Low

Financial year ended September 30, 2002	25.57	5.70
Financial year ended September 30, 2003	15.35	5.25
Financial year ended September 30, 2004	15.87	9.39
Financial year ended September 30, 2005	11.74	8.40
Financial year ended September 30, 2006	12.68	8.95
October 2004 through December 2004	11.74	10.18
January 2005 through March 2005	10.84	8.97
April 2005 through June 2005	9.60	8.40
July 2005 through September 30, 2005	10.47	9.15
October 2005 through December 2005	10.03	8.95
January 2006 through March 2006	10.28	9.18
April 2006 through June 2006	12.68	10.24
July 2006 through September 30, 2006	12.49	10.37
June 2006	11.81	10.24
July 2006	11.34	10.37
August 2006	11.94	10.53
September 2006	12.49	11.57
October 2006	12.92	11.77
November 2006(1)	12.93	11.80
     (1) Up to and including November 28, 2006.
     On November 28, 2006, the closing sales price per ADS on the New York Stock Exchange was $12.69.
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
Annual average exchange rates of the U.S. dollar per euro

Financial Year Ended September 30,	Average

2002	0.9192
2003	1.0839
2004	1.2174
2005	1.2714
2006	1.2316

      The table below shows the high and low Federal Reserve noon buying rates for euro in U.S. dollars per euro for each month from April 2006 through September 2006:
Recent high and low exchange rates of the U.S. dollar per euro

	High	Low

April 2006	1.2624	1.2091
May 2006	1.2888	1.2607
June 2006	1.2953	1.2522
July 2006	1.2822	1.2500
August 2006	1.2914	1.2735
September 2006	1.2833	1.2648
      The noon buying rate on September 29, 2006 was €1.00 = $1.2687, and on November 28, 2006 was €1.00 = $1.3162.
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
Taxation of our Company
      German corporations are subject to corporate income tax at a rate of 25%. This tax rate applies irrespective of whether profits are distributed or retained. In addition a solidarity surcharge of 5.5% is levied on the assessed corporate income tax liability, so that the combined effective tax burden of corporate income tax and solidarity surcharge is 26.375%.
      In addition, German corporations are subject to a profit-based trade tax, the exact amount of which depends on the municipality in which the corporation conducts its business. Trade tax is a deductible item in calculating the corporation’s tax base for corporate income and trade tax purposes.
      Tax losses carried forward in respect of German corporate and trade tax have an indefinite life. However, starting in the 2004 financial year, not more than €1 million plus 60% of the amount exceeding €1 million of the income of a financial year may be offset against losses brought forward (so-called minimum taxation).
Taxation of Dividends
      For dividends paid by Infineon Technologies AG tax must be withheld at a rate of 20% plus solidarity surcharge of 5.5% (effective tax rate 21.1%).
      Pursuant to most German tax treaties, the German withholding tax may not exceed 15% of the dividends received by Non-German Shareholders which are eligible for treaty benefits. The difference between the withholding tax including solidarity surcharge which was levied and the maximum rate of withholding tax permitted by an applicable tax treaty is refunded to the shareholder by the German Federal Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, D-53221 Bonn, Germany) upon application. Forms for a refund application are available from the German Federal Tax Office or German embassies and consulates. A further reduction applies pursuant to most tax treaties if the shareholder is a corporation which holds a stake of 25% or more, and in some cases of 10% or more, of the registered share capital (or according to some tax treaties of the votes) of a company.
Withholding Tax Refund for U.S. Holders
      U.S. Holders (as defined below in “— United States Taxation”) who are eligible for treaty benefits under the income tax treaty between Germany and the United States (the “Treaty”) are entitled to claim a refund of a portion of the German withholding tax.
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
      Individual claims for refunds may be made on a special German form, which must be filed with the German Federal Tax Office within four years from the end of the financial year in which the dividend is received. Copies of the required forms may be obtained from the German tax authorities at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, NW, Washington D.C. 20007-1998. As part of the individual refund claim, a U.S. Holder must submit to the German tax authorities the original withholding certificate (or a certified copy thereof) issued by the paying agent documenting the tax withheld and an official certification of residency on IRS Form 6166. IRS Form 6166 may be obtained by filing an application on IRS Form 8802 with the Internal Revenue Service Center, U.S. Residency Certification Request, PO Box 16347, Philadelphia, PA 19114-0447.
Taxation of Capital Gains
      If the Non-German Shareholder is an individual who holds the shares as private assets, capital gains from the disposition of shares or ADSs are subject to German tax only if such shareholder at any time during the five years preceding the disposition, directly or indirectly, held an interest of 1% or more in the company’s issued share capital. If the shareholder has acquired the shares without consideration, the previous owner’s holding period and size of shareholding will also be taken into account. Only one half of the capital gain will be taxable. Most German tax treaties, including the Treaty, provide that Non-German Shareholders who are beneficiaries under the respective treaty are generally not subject to German tax even in that case.
      Capital gains from the sale of shares realized by a corporation are exempt from corporation income tax under German domestic law. 5% of the capital gain is considered as nondeductible expenses, i.e. effectively 95% of the capital gain is exempted from tax.

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

(c)	the decedent or donor has held, alone or together with related persons, directly or indirectly, 10% or more of a company’s registered share capital at the time of the transfer.
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
      Dividend income is generally taxed as ordinary income. However, a maximum United States federal income tax rate of 15% will apply to “qualified dividend income” received by individuals (as well as certain trusts and estates) in taxable years beginning before January 1, 2011, provided that certain holding period requirements are met. “Qualified dividend income” includes dividends paid on shares of United States corporations as well as dividends paid on shares of “qualified foreign corporations” if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the United States; or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (a “qualifying treaty”). ADSs backed by our shares are readily tradable on an established securities market in the United States. In addition, the Treaty is a qualifying treaty. Accordingly, we believe that dividends paid by us with respect to our shares and ADSs should constitute “qualified dividend income” for United States federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions applies.

      Any foreign tax withheld from a distribution will generally be treated as a foreign income tax that you may elect to deduct in computing your United States federal taxable income or, subject to certain complex conditions and limitations which must be determined on an individual basis by each U.S. Holder, credit against your United States federal income tax liability. The limitations include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source “passive income” or “financial services income” for United States foreign tax credit purposes. However, recently enacted legislation will modify the foreign tax credit rules by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under such legislation, dividends distributed by us would generally constitute “passive category income,” but could, in the case of certain U.S. Holders, constitute “general category income.”
Taxation of Capital Gains
      Unless a nonrecognition provision applies, if you sell or otherwise dispose of your shares or ADSs, you will recognize gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your adjusted tax basis, determined in U.S. dollars, in your shares or ADSs. Such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if you have held the shares or ADSs for more than one year. If a U.S. Holder is an individual, trust or estate, long-term capital gain realized upon a disposition of shares or ADSs before the end of a taxable year that begins before January 1, 2011 generally will be subject to a maximum United States federal income tax rate of 15%. Capital gain on the disposition of shares or ADSs held for one year or less will be treated as short-term capital gain and taxed as ordinary income at the U.S. Holder’s marginal income tax rate. Capital losses may only be used to offset capital gains, except that U.S. individuals may deduct up to $3,000 of net capital losses against ordinary income.
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
Exchange Controls and Limitations Affecting Shareholders
        Germany does not currently restrict the movement of capital between Germany and other countries, except for prohibitions on the provision of financial aid or capital to certain individuals and in connection with banned weapons-related transactions to Burma/ Myanmar, Ivory Coast, Democratic Republic of the Congo, Liberia, Rwanda, Sierra Leone, Somalia, Sudan, Uzbekistan and Zimbabwe. Germany also imposes certain restrictions on the movement of capital to Iraq, as well as the provision of financial aid or capital to the Taliban and Al Qaeda. Similar provisions have been imposed with regard to certain individuals in order to support the mandate of the International Criminal Tribunal for the Former Yugoslavia (ICTY). These restrictions were established to coincide with resolutions adopted by the United Nations and the European Union.
      More information can be found in German at: http://www.bundesbank.de/ finanzsanktionen/ finanzsanktionen.php.
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
Documents on Display
        Our company is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549, and at the SEC’s regional offices in Chicago, Illinois and New York, NY. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants. Material filed by us with the SEC can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and at the offices of Deutsche Bank as depositary for our ordinary shares, at 60 Wall Street, New York, NY 10005.
Controls and Procedures
Disclosure Controls and Procedures
      Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2006. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2006, our company’s disclosure controls and procedures were (1) designed to ensure that material information relating to Infineon, including its consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by Infineon in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
Management’s Annual Report on Internal Control over Financial Reporting
      Our management is also responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our chief executive and chief financial officers and effected by our board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles, and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and board of our company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on our financial statements.
      Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2006. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework”. Based on our assessment, management concluded that, as of September 30, 2006, our internal control over financial reporting is effective based on those criteria.
      Our independent auditors have issued an audit report on our assessment of our company’s internal control over financial reporting. This report appears below.
Attestation Report of Independent Registered Public Accounting Firm
The Supervisory Board
Infineon Technologies AG:
      We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that Infineon Technologies AG maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Infineon Technologies AG’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of Infineon Technologies AG’s internal control over financial reporting based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      In our opinion, management’s assessment that Infineon Technologies AG maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Infineon Technologies AG maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Infineon Technologies AG and subsidiaries as of September 30, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2006, and our report dated November 15, 2006 expressed an unqualified opinion on those consolidated financial statements.
Munich, Germany
November 15, 2006
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Changes in Internal Controls Over Financial Reporting
      No change in our internal control over financial reporting occurred during the financial year ended September 30, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Limitations
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
Code of Ethics
        We have adopted a code of ethics (as a part of our “Business Conduct Guidelines”) that applies to all of our employees worldwide, including our principal executive officer, principal financial officer and principal accounting officer within the meaning of Item 16B of Form 20-F. These guidelines provide rules and conduct guidelines aimed at ensuring high ethical standards throughout our organization. You may obtain a copy of our code of ethics, at no cost, by writing to us at Infineon Technologies AG, Am Campeon 1-12, D-85579 Neubiberg, Germany, Attention: Legal Department.
Principal Accountant Fees and Services
        Audit Fees. KPMG, our independent auditors, charged us an aggregate of €3.0 million in the 2005 financial year and €7.3 million in the 2006 financial year in connection with professional services rendered for the audit of our annual consolidated financial statements and of internal control over financial reporting as required for the 2006 financial year and services normally provided by them in connection with statutory and regulatory filings or other compliance engagements. These services consisted of quarterly review engagements, the annual audit and the carve-out audit of Qimonda.
        Audit-Related Fees. In addition to the amounts described above, KPMG charged us an aggregate of €1.7 million in the 2005 financial year and €1.0 million in the 2006 financial year for assurance and related services in connection with the performance of our audit. These services consisted of transaction and accounting advisory services, IT system audits, the assessment of internal controls over financial reporting in the 2005 financial year and services related to the transition to IFRS.
        Tax Fees. In addition to the amounts described above, KPMG charged us an aggregate of €0.3 million in the 2005 financial year and €0.1 million in the 2006 financial year for professional services related primarily to tax compliance.
        All Other Fees. Fees of less than €0.1 million were charged by KPMG in each of the 2005 and 2006 financial years for other services.
        The above services fall within the scope of audit and permitted non-audit services within the meaning of section 201 of the Sarbanes-Oxley Act of 2002. Our Investment, Finance and Audit Committee has pre-approved KPMG’s performance of these audits and permitted non-audit services and set limits on the types of services and the maximum cost of these services in any financial year. KPMG reports to our Investment, Finance and Audit Committee on a quarterly basis on the type and extent of non-audit services provided during the period and compliance with these criteria.
Exemptions from the Listing Standards for Audit Committees
        As permitted by the rules of the Securities and Exchange Commission, our audit committee includes one or more members who are non-executive employees of our company and who are named to our Supervisory Board pursuant to the German law on employee co-determination.
Material Contracts
        This section provides a summary of material contracts not in the ordinary course of business to which we are a party and that have been entered into during the two immediately preceding financial years. The agreements described below, or English translations thereof, where applicable, have been filed as exhibits to this Annual Report on Form 20-F. Our Annual Reports on Form 20-F for the 2000 to 2005 financial years contain summaries of additional material contracts entered into prior to October 1, 2005, some of which may still be in effect.
Commercial Agreements
      The descriptions of our joint venture agreement with Nanya set out under the heading “Business — Strategic Alliances — Qimonda” and at Note 16 (Long-term Investments, net) to our consolidated financial statements are incorporated herein by reference.
Related Party Transactions
      In addition, please see Related-Party Transactions and Relationships for a summary of contracts with certain of our related parties.

GLOSSARY

A-GPS	Assisted Global Positioning System. GPS uses a network of satellites to triangulate a receiver’s position and provide latitude and longitude coordinates. Assisted GPS, or A-GPS, is a technology that uses an assistance server to cut down the time needed to find the location.

ADSL	Asymmetric Digital Subscriber Line. A form of Digital Subscriber Line (see “xDSL”) in which the bandwidth available for downloading data is significantly larger than for uploading data. This technology is well suited for web browsing and client server applications as well as for emerging applications such as video on demand.

AMB	Advanced Memory Buffer. This is a dedicated logic chip used on FB-DIMMs (see “FB-DIMM”). The AMB operates as the interface between the system bus and the memory chips.

analog	A continuous representation of phenomena in terms of points along a scale, each point merging imperceptibly into the next. Analog signals vary continuously over a range of values. Real world phenomena, such as heat and pressure, are analog.

ASIC	Application Specific Integrated Circuit. A logic or mixed-signal circuit designed for a specific use and for a specific customer.

ASSP	Application Specific Standard Product. A logic or mixed-signal circuit designed for a specific application market, and sold to more than one customer, and thus, standard.

Back-end	The packaging, assembly and testing stages of the semiconductor manufacturing process, which take place after electronic circuits are imprinted on silicon wafers in the front-end process.

Baseband	Baseband is the original frequency range of a signal before it is transformed into a higher or more efficient frequency. See “broadband”.

Bit	A unit of information; a computational quantity (binary pulse) that can take one of two values, such as true and false or 0 and 1; also the smallest unit of storage sufficient to hold one bit.

Bluetooth	A computing and telecommunications industry specification that describes how mobile phones, computers, and personal digital assistants (PDAs) can easily interconnect with each other and with home and business phones and computers using a short range wireless radio connections instead of wired connections.

Broadband	Any network technology that combines and sorts multiple, independent network frequencies onto a single cable. See “baseband”.

Byte	A unit of storage measurement equal to eight bits.

CDMA	Code Division Multiple Access. A standard that is being developed for cellular telephones. A form of multiplexing (or sorting of signals over telephone lines) where the transmitter encodes the signal using a pseudo random sequence (a random sequence generated by a computer) which the receiver also knows and can use to decode the received signal. Each different random sequence corresponds to a different communication channel.

Chip cards	Cards that contain an IC. Frequently used for telephone cards, debit cards or SIM cards.

CMOS	Complementary Metal Oxide Semiconductor technology. A process technology that uses complementary metal oxide transistors to make a chip that will consume relatively low power and permit a high level of integration.

CO	Central Office. A common carrier switching office in which users’ lines terminate. The nerve center of a telephone system.

CODEC	Coder/ Decoder. Hardware used to code and decode digital signals.

CPE	Customer Premises Equipment. CPE is telephone or other service provider equipment that is located on the customer’s premises (physical location) rather than on the provider’s premises or in between.

DDR SDRAM	Double data rate SDRAM. It activates output on both the rising and falling edge of the system clock rather than on just the rising edge, potentially doubling output.

DECT	Digital European Cordless Telecommunications. A standard used for pan-European digital cordless telephones.

Digital	The representation of data by a series of bits or discrete values such as 0 and 1.

DIMM	Dual In-line Memory Module. A memory module with contact rows on both sides and more bandwidth than a single in-line memory module SIMM (single in-line memory module).

Discrete semiconductors	Semiconductor devices that involve only a single device like a transistor or a diode.

DLC	Digital Loop Carriers. A technology that makes use of digital techniques to bring a wide range of services to users via twisted-pair copper phone lines.

DRAM	Dynamic Random Access Memory. The most common type of random access memory. Each bit of information is stored as an amount of electrical charge in a storage cell consisting of a capacitor and a transistor. The capacitor discharges gradually due to leakage and the memory cell loses the information stored. To preserve the information, the memory has to be refreshed periodically and is therefore referred to as “dynamic”. DRAM is a widespread memory technology because of its high packing density and consequently low price.

DSL	See “xDSL”.

DSLAM	Digital Subscriber Line Access Multiplexers. A network device, usually located in a telephone company central office, that receives signals from multiple customers’ digital subscriber line connections (see “xDSL”) and puts the signals on a high-speed backbone line using multiplexing technologies (see “multiplexing”).

DVB-C	Digital Video Broadcasting — Cable.

DVB-H	Digital Video Broadcasting — Handheld.

DVB-S	Digital Video Broadcasting — Satellite.

DVB-T	Digital Video Broadcasting — Terrestrial.

E-GOLDradio	Trademark of Infineon Technologies AG for a GSM/GPRS single-chip which combines a radiofrequency transceiver part with a baseband processor.

E1/T1	A transmission speed of data across fiber optic lines in the E-carrier system, a European digital transmission format. It is similar to the North American T carrier system. See “T1”.

EDGE	Enhanced Data rate for GSM Evolution.

EEPROM	Electrically Erasable Programmable Read-Only Memory. A read-only memory that can be erased and reprogrammed by the user repeatedly through the application of higher-than normal- electrical voltage.

Embedded DRAM	A process technology that combines DRAM and logic functions on a single chip.

EMS	Electronic Manufacturing Service.

Ethernet	A protocol for high speed communications, principally used for LAN networks.

Fab	A semiconductor fabrication facility, in which the front-end manufacturing process takes place.

FB-DIMM	Fully Buffered Dual In-line Memory Module. A variant of standard DDR2 memory designed for server applications where both large amounts of memory and memory coordination and accuracy at high speeds are essential.

Flash memory	A type of non-volatile memory that can be erased and reprogrammed.

Front-end	The wafer processing stage of the semiconductor manufacturing process, in which electronic circuits are imprinted onto raw silicon wafers. This is followed by the packaging, assembly and testing stages, which comprise the back-end process.

Foundry	A semiconductor manufacture that makes chips for third parties.

GDDR3	Graphic Double Data Rate — Third Generation.

Geminax-Max	GEMINAX MAX is an 8-channel ADSL/ADSL2 and ADSL2+ solution for Central Office, DSLAM, and DLC (Digital Loop Carrier) applications. GEMINAX MAX allows downstream data rates up to 24 Mbit/s over each of its eight channels and fully supports the latest international standards for ADSL, ADSL2, and ADSL2+.

Gigabit (Gbit)	Approximately one billion bits; precisely 2 to the power of 30 bits.

Gigabyte	Approximately one billion bytes; precisely 2 to the power of 30 bytes.

GPRS	General Packet Radio Services. A packet based wireless communication service that promises data rates from 56 up to 114 Kbps and continuous connection to the Internet for mobile phone and computer users. GPRS is based on GSM communication and complements Bluetooth and existing services on circuit-switched cellular phone connections.

GraphicsRAM	See GDDR3.

GSM	Global System for Mobile communication. A digital mobile telephone system that is the de facto wireless telephone standard in Europe and widely used in other parts of the world. GSM digitizes and compresses data, then sends it down a channel with two other streams of user data, each in its own time slot. It operates at either the 900 MHz or 1800 MHz frequency band.

HDTV	High Definition TV. A means of television broadcast with a higher resolution than traditional formats (NTSC, SECAM, PAL) allow.

IC	Integrated Circuit. A semiconductor device consisting of many interconnected transistors and other components.

ISDB	Integrated Services Digital Broadcasting. The digital television (DTV) and digital audio broadcasting (DAB) format that Japan has created to allow local radio and television stations to convert to digital technology.

ISDB-T	Integrated Services Digital Broadcasting — Terrestrial.

ISDN	Integrated Services Digital Network. A type of online connection that speeds up data transmission by handling information in a digital form. Traditional modem communications translate a computer’s digital data into an analog wave form and send the signal, which then must be converted back to an analog signal. ISDN can be thought of as a direct digital connection.

ISO	International Standards Organization. The international organization responsible for developing and maintaining worldwide standards for manufacturing, environmental protection, computers, data communications, and many other fields.

ITU	International Telecommunication Union. The ITU is an international organization established to standardize and regulate international radio and telecommunications.

LAN	Local Area Network. A data communications network covering a small area, usually within the confines of a building or floors within a building.

MAN	Metropolitan Area Network. A data communications network covering a relatively small geographic area, such as a single city.

Mask	A transparent glass or quartz plate covered with an array of patterns used in the IC manufacturing process to create circuitry patterns on a wafer. Each pattern consists of opaque and transparent areas that define the size and shape of all circuit and device elements. The mask is used to expose selected areas, and defines the areas to be processed. Masks may use emulsion, chrome, iron oxide, silicon or other material to produce the opaque areas.

Megabit (Mbit)	Approximately one million bits; precisely 2 to the power of 20 bits.

Megabyte (MB)	Approximately one million bytes; precisely 2 to the power of 20 bytes.

Memory	Any device that can store data in machine-readable format. Usually used synonymously with random access memory and read-only memory.

Microcontroller	A microprocessor combined with memory and interfaces integrated on a single circuit and intended to operate as an embedded system.

Micron (mm)	A metric unit of linear measure which equals one millionth of a meter. A human hair is about 100 microns in diameter.

Mini SD	A Mini SD card is an ultra-small form factor extension to the SD card standard.

MMC	MultiMediaCard. A flash memory card standard.

MRAM	Magnetoresistive Random Access Memory. A method of storing data bits using magnetic charges instead of the electrical charges used by DRAM. Conventional computer chips store information as long as electricity flows through them. MRAM, however, retains data after a power supply is cut off.

NAND	NAND flash architecture is one of two flash technologies (the other being NOR) used in memory cards. It is also used in USB flash drives, MP3 players, and provides the image storage for digital cameras. NAND is best suited to flash devices requiring high capacity data storage.

Nanometer (nm)	A metric unit of linear measure which equals one billionth of a meter. There are 1000 nanometers in 1 micron.

NIC	Network Interface Card. A computer circuit board or card that is installed in a computer so that it can be connected to a network, such as LAN.

Non-volatile memory	A memory storage device whose contents are preserved when its power is off.

NROM	Flash technology developed by Saifun Semiconductors Ltd.

NTSC	NTSC is the analog television system in use in Japan, United States, Canada and certain other places, mostly in the Americas.

ODM	Original Device Manufacturer. A company which manufactures a product which ultimately will be branded by another firm for sale.

OHSAS	Occupational Health and Safety Assessment Series. The discipline concerned with protecting the safety, health and welfare of employees, organisations, and others affected by the work they undertake (such as customers, suppliers, and members of the public).

PBX	Private Branch eXchange. A telephone exchange that is owned by a private business, as opposed to one owned by a common carrier or by a telephone company.

PDA	Personal Digital Assistant. A term used to refer to any small mobile hand-held device that provides computing and information storage and retrieval capabilities for personal or business use, often for keeping schedule calendars and address book information handy.

PFC	Per FluoroCarbons. Compounds derived from hydrocarbons by replacement of hydrogen atoms by fluovine atoms.

PHY	Physical Layer. A part of the electrical or mechanical interface to the physical medium. For example, the PHY determines how to put a stream of bits from the upper (data link) layer on to the pins for a parallel printer interface or network line card.

POF	Plastic Optical Fiber.

PSRAM	Pseudo-static RAM. It combines the advantages of the SRAM and DRAM by using dynamic storage cells to retain memory, and by implementing an SRAM-like interface so that the device functions similarly to an SRAM.

Radio-frequency IC	High-frequency IC such as those used in mobile telecommunications. See also “RF”.

RAM	Random access memory. A type of data storage device for which the order of access to different locations does not affect the speed of access. This is in contrast to, for example, a magnetic disk or magnetic tape where it is much quicker to access data sequentially because accessing a non sequential location requires physical movement of the storage medium rather than electronic switching.

RDRAM	Rambus DRAM is a type of synchronous dynamic RAM, created by the Rambus Corporation.

REACH	Registration, Evaluation and Authorization of Chemicals. A framework for regulation of chemicals in the European Union.

RF	Radio Frequency. A high frequency used in mobile telecommunications. The term radio frequency refers to alternating current having characteristics such that, if the current is input to an antenna, an electromagnetic (EM) field is generated suitable for wireless broadcasting and/or communications.

RFID	Radio Frequency Identification. Systems that read or write data to RF tags that are present in a radio frequency field projected from RF reading/writing equipment. Data may be contained in one or more bits for the purpose of providing identification and other information relevant to the object to which the tag is attached. It incorporates the use of electromagnetic, or electrostatic coupling in the radio frequency portion of the spectrum to communicate to or from a tag through a variety of modulation schemes.

Semiconductor	Generic name for devices, such as transistors and integrated circuits, that control the flow of electrical signals. More generally, a material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern. The most common semiconductor material for use in integrated circuits is silicon.

Server	A computer that provides some service for other computers connected to it via a network. The most common example is a file server which has a local disk and services requests from remote clients to read and write files on that disk.

Silicon	A type of semiconducting material used to make a wafer. Silicon is widely used in the semiconductor industry as a base material.

SLIC	Subscriber Line Interface Circuit. A circuit in a telephone company switch to which a customer’s telephone line is connected.

SMARTi 3GE	CMOS-HF-transceiver with worldwide compatibility.

SO-DIMM	Small Outline Dual In-line Memory Module. A type of computer memory integrated circuit.

SoC	System-on-a-chip. The packaging of all the necessary electronic circuit and parts for a “system” (such as a call phone or digital camera) on a single IC.

SRAM	Static RAM. A memory cell consisting of several transistors that are switched as two feedback inverters.

Structure size	A measurement (generally in micron or nanometers) of the width of the smallest patterned feature or circuit on a semiconductor chip.

T/ E	T1/E1, T3/E3. A data transmission technology based on copper wires. Various speed classes are available: T1: 1,544 Mbit/s; E1: 2,048 Mbit/s; T3: 44,736 Mbit/s; E3: 34,368 Mbit/s. The T standards are prevalent in NAFTA. The E standards are European standards.

T-DMB	Terrestrial Digital Multimedia Broadcasting. A system for broadcasting a variety of digital content to mobile devices, such as cellular phones.

Telematics	The combination of telecommunications and data processing.

UMTS	Universal Mobile Telecommunications Service. A so-called “third-generation (3G),” broadband, packet based transmission of text, digitized voice, video, and multimedia at data rates up to two megabits per second (Mbps), that is based on the GSM communication standard and aims to offer a consistent set of services to mobile computer and phone users no matter where they are located in the world.

USB	Universal Serial Bus provides a serial bus standard for connecting devices, usually to a computer, but it also is in use on other devices such as set-top boxes, game consoles and PDAs.

VDSL	Very high bit-rate Digital Subscriber Line. A form of Digital Subscriber Line (See “xDSL”) similar to ADSL but providing higher speeds at reduced distances.

VINAX chip set	VINAX chip set addresses Central Office and customer premises equipment (CPE) applications.

VINETIC IC	Voice and InterNet Enhanced Telephony Interface Circuit. The first telephony chipset family that integrates a full-powered DSP directly into the codec/SLIC, thereby offering a unique set of features for Voice over Packet (VoDSL, VoATM, VoIP) applications.

VoIP	Voice Over Internet Protocol. The routing of voice conversations over the Internet or any other IP-based network.

Wafer	A disk made of a semiconducting material such as silicon, currently usually either 200 millimeters or 300 millimeters in diameter, used to form the substrate of a chip. A finished wafer may contain several thousand chips.

WDCT	Worldwide Digital Cordless Telecommunications.

WildPass	An integrated secure dual-band 802.11 a/g wireless network processor system-on-chip (SoC) solution.

WLAN	Wireless LAN.

xDSL	Digital Subscriber Line (where “x” represents the type of technology). A family of digital telecommunications protocols designed to allow high speed data communication over existing copper telephone lines between end-users and the telephone company.

Yield	When used in connection with manufacturing, the ratio of the number of usable products to the total number of produced products.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board
Infineon Technologies AG:
      We have audited the accompanying consolidated balance sheets of Infineon Technologies AG and subsidiaries (the “Company”) as of September 30, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infineon Technologies AG and subsidiaries as of September 30, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Infineon Technologies AG’s internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 15, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
Munich, Germany
November 15, 2006
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Operations
For the years ended September 30, 2004, 2005 and 2006
(in millions, except for share data)

	Notes	2004	2005	2006	2006

		(€ millions)	(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties	6	6,169	5,843	7,546	9,574
Related parties	29	1,026	916	383	486

Total net sales		7,195	6,759	7,929	10,060

Cost of goods sold	8	4,670	4,909	5,854	7,427

Gross profit		2,525	1,850	2,075	2,633

Research and development expenses		1,219	1,293	1,249	1,585
Selling, general and administrative expenses		718	655	751	953
Restructuring charges	9	17	78	23	29
Other operating expense, net	8	257	92	108	137

Operating income (loss)		314	(268)	(56)	(71)

Interest expense, net		(41)	(9)	(92)	(117)
Equity in earnings (losses) of associated companies, net	17	(14)	57	78	99
Gain on subsidiaries and associated company share issuance, net	17	2	—	19	24
Other non-operating (expense) income, net		(64)	26	(33)	(42)
Minority interests	24	18	2	(23)	(29)

Income (loss) before income taxes		215	(192)	(107)	(136)

Income tax expense	10	(154)	(120)	(161)	(204)

Net income (loss)		61	(312)	(268)	(340)

Basic and diluted income (loss) per share	11	0.08	(0.42)	(0.36)	(0.46)

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Balance Sheets
September 30, 2005 and 2006

	Notes	2005	2006	2006

		(€ millions)	(€ millions)	($ millions)
Assets:
Current assets:
Cash and cash equivalents		1,148	2,040	2,587
Marketable securities	12	858	615	780
Trade accounts receivable, net	13	952	1,245	1,580
Inventories	14	1,022	1,202	1,525
Deferred income taxes	10	125	97	123
Other current assets	15	469	482	612

Total current assets		4,574	5,681	7,207

Property, plant and equipment, net	16	3,751	3,764	4,776
Long-term investments	17	779	659	836
Restricted cash		88	78	99
Deferred income taxes	10	550	627	795
Other assets	18	542	376	477

Total assets		10,284	11,185	14,190

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	22	99	797	1,011
Trade accounts payable	19	1,069	1,245	1,580
Accrued liabilities	20	497	562	713
Deferred income taxes	10	17	26	33
Other current liabilities	21	700	675	856

Total current liabilities		2,382	3,305	4,193

Long-term debt	22	1,566	1,208	1,533
Deferred income taxes	10	65	60	76
Other liabilities	23	561	457	580

Total liabilities		4,574	5,030	6,382

Minority interests	24	81	840	1,065

Shareholders’ equity:
Ordinary share capital	25	1,495	1,495	1,897
Additional paid-in capital		5,800	5,828	7,394
Accumulated deficit		(1,512)	(1,780)	(2,258)
Accumulated other comprehensive loss	27	(154)	(228)	(290)

Total shareholders’ equity		5,629	5,315	6,743

Total liabilities and shareholders’ equity		10,284	11,185	14,190

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Shareholders’ Equity
For the years ended September 30, 2004, 2005 and 2006
(in millions, except for share data)

		Issued				Foreign	Additional	Unrealized	Unrealized
		Ordinary shares		Additional		currency	minimum	gain (loss)	gain (loss) on
				paid-in	Accumulated	translation	pension	on	cash flow
	Notes	Shares	Amount	capital	deficit	adjustment	liability	securities	hedge	Total

Balance as of October 1, 2003		720,880,604	1,442	5,573	(1,261)	(81)	(18)	11	—	5,666

Net income		—	—	—	61	—	—	—	—	61
Other comprehensive (loss) income	27	—	—	—	—	(41)	18	(7)	1	(29)

Total comprehensive income										32

Issuance of ordinary shares:
Settlement of redeemable interest		26,679,255	53	225	—	—	—	—	—	278
Deferred compensation, net		—	—	2	—	—	—	—	—	2

Balance as of September 30, 2004		747,559,859	1,495	5,800	(1,200)	(122)	—	4	1	5,978

Net loss		—	—	—	(312)	—	—	—	—	(312)
Other comprehensive income (loss)	27	—	—	—	—	64	(84)	8	(25)	(37)

Total comprehensive loss										(349)

Issuance of ordinary shares:
Exercise of stock options	26	9,500	—	—	—	—	—	—	—	—

Balance as of September 30, 2005		747,569,359	1,495	5,800	(1,512)	(58)	(84)	12	(24)	5,629

Net loss		—	—	—	(268)	—	—	—		(268)
Other comprehensive income (loss)	27	—	—	—	—	(69)	(3)	(7)	5	(74)

Total comprehensive loss										(342)

Issuance of ordinary shares:
Exercise of stock options	26	39,935	—	—	—	—	—	—	—	—
Stock-based compensation	26	—	—	28	—	—	—	—	—	28

Balance as of September 30, 2006		747,609,294	1,495	5,828	(1,780)	(127)	(87)	5	(19)	5,315

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended September 30, 2004, 2005 and 2006

	Notes	2004	2005	2006	2006

		(€ millions)	(€ millions)	(€ millions)	($ millions)
Net income (loss)		61	(312)	(268)	(340)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	16/18	1,320	1,316	1,405	1,783
Acquired in-process research and development	4	9	—	—	—
Deferred compensation		2	—	—	—
Provision for doubtful accounts	13	15	3	23	29
Gain on sale of marketable securities	12	(9)	(8)	(3)	(4)
Loss (gain) on sale of businesses and interests in subsidiaries	5	2	(39)	10	13
Gain on disposal of property, plant, and equipment		(5)	(8)	(9)	(11)
Equity in losses (earnings) of associated companies, net	17	14	(57)	(78)	(99)
Gain on subsidiaries and associated company share issuance, net	17	(2)	—	(19)	(24)
Minority interests	24	(18)	(2)	23	29
Impairment charges	16/17/18	136	134	57	72
Stock-based compensation	26	—	—	28	36
Deferred income taxes	10	96	88	(6)	(8)
Changes in operating assets and liabilities:
Trade accounts receivable	13	(219)	119	(334)	(424)
Inventories	14	(40)	(25)	(145)	(184)
Other current assets	15	154	(2)	31	39
Trade accounts payable	19	228	(52)	222	282
Accrued liabilities	20	92	(114)	89	113
Other current liabilities	21	(22)	—	48	61
Other assets and liabilities	18/23	43	(2)	(100)	(127)

Net cash provided by operating activities		1,857	1,039	974	1,236

Cash flows from investing activities:
Purchases of marketable securities available for sale		(2,678)	(2,228)	(492)	(623)
Proceeds from sale of marketable securities available for sale		2,520	3,310	730	926
Proceeds from sale of businesses and interests in subsidiaries		9	101	72	91
Business interests, net of cash acquired		(29)	—	—	—
Investment in associated and related companies	17	(386)	(135)	(6)	(8)
Cash increase from initial consolidation of ALTIS	17	—	—	119	151
Dividends received from equity investments		—	51	29	37
Purchases of intangible assets	18	(125)	(27)	(44)	(56)
Purchases of property, plant and equipment	16	(1,163)	(1,368)	(1,253)	(1,590)
Proceeds from sales of property, plant and equipment	16	43	58	21	27

Net cash used in investing activities		(1,809)	(238)	(824)	(1,045)

Cash flows from financing activities:
Net change in short-term debt	22	62	(20)	—	—
Net change in related party financial receivables and payables	29	75	18	7	9
Proceeds from issuance of long-term debt	22	—	192	400	507
Principal repayments of long-term debt	22	(549)	(500)	(56)	(71)
Change in restricted cash		(43)	21	10	13
Proceeds from issuance of shares to minority interest		53	23	—	—
Proceeds from issuance of shares of Qimonda	3	—	—	406	515
Capital distributions to minority interests		—	—	(5)	(6)

Net cash (used in) provided by financing activities		(402)	(266)	762	967

Effect of foreign exchange rate changes on cash and cash equivalents		(7)	5	(20)	(25)
Net increase (decrease) in cash and cash equivalents		(361)	540	892	1,133
Cash and cash equivalents at beginning of period		969	608	1,148	1,454

Cash and cash equivalents at end of period		608	1,148	2,040	2,587

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
     Formation
      Infineon Technologies AG was formed as a legal entity as of April 1, 1999 through the contribution by Siemens Aktiengesellschaft (“Siemens”) of substantially all of its semiconductor-related investments, operations and activities. The Company had its initial public offering (“IPO”) on March 13, 2000, is listed on the New York Stock Exchange under the symbol IFX, and is one of the DAX 30 companies on the Frankfurt Stock Exchange.
     Basis of Presentation
      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Infineon Technologies AG is incorporated in Germany. The German Commercial Code (“Handelsgesetzbuch” or “HGB”) requires the Company to prepare consolidated financial statements in accordance with the HGB accounting principles and regulations (“German GAAP”). Pursuant to the German Commercial Code Implementation Act (“Einführungsgesetz zum HGB-EGHGB” ), Article 58, paragraph 5, the Company is exempt from this requirement, if consolidated financial statements are prepared and issued in accordance with a body of internationally accepted accounting principles (such as U.S. GAAP). Accordingly, the Company presents the U.S. GAAP consolidated financial statements contained herein.
      All amounts herein are shown in millions of euro (or “€”) except where otherwise stated. The accompanying consolidated balance sheet as of September 30, 2006, and the consolidated statements of operations and cash flows for the year then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.2687, the Federal Reserve noon buying rate on September 29, 2006. The U.S. dollar convenience translation amounts have not been audited.
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
     Basis of Consolidation
      The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries on a consolidated basis. Investments in companies in which the Company has an ownership interest of 20% or more and that are not controlled by the Company (“Associated

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
Companies”) are accounted for using the equity method of accounting (see note 17). The equity in earnings of Associated Companies with financial year ends that differ by not more than three months from the Company’s financial year are recorded on a three month lag. Other equity investments (“Related Companies”), in which the Company has an ownership interest of less than 20% are recorded at cost. The effects of all significant intercompany transactions are eliminated. In addition, the Company evaluates its relationships with entities to identify whether they are variable interest entities as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51”, and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements.
      The Company group consists of the following numbers of entities:

	Consolidated	Associated
	subsidiaries	companies	Total

September 30, 2005	56	11	67
Additions	14	—	14
Disposals	(4)	(4)	(8)

September 30, 2006	66	7	73

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
      The exchange rates of the primary currencies used in the preparation of the accompanying consolidated financial statements are as follows:

					Annual average
			Exchange rate		exchange rate

			September 30,	September 29,	2005	2006
			2005 euro	2006 euro	euro	euro
Currency:
U.S. dollar	1$	=	0.8290	0.7899	0.7869	0.8117
Japanese yen	100 JPY	=	0.7357	0.6696	0.7331	0.6978
Great Britain pound	1 GBP	=	1.4650	1.4756	1.4507	1.4595
Singapore dollar	1 SGD	=	0.4911	0.4981	0.4749	0.5016
     Revenue Recognition
     Sales
      Revenue from products sold to customers is recognized, pursuant to U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition”, when persuasive evidence of an arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. The Company records reductions to revenue for estimated product returns and allowances for discounts, volume rebates and price protection, based on actual historical experience, at

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
the time the related revenue is recognized. In general, returns are permitted only for quality related reasons within the applicable warranty period, which is typically 12 months. Distributors can, in certain cases, apply for stock rotation or scrap allowances and price protection. Allowances for stock rotation returns are accrued based on expected stock rotation as per the contractual agreement. Distributor scrap allowances are accrued based on the contractual agreement and, upon authorization of the claim, reimbursed up to a certain maximum of the average inventory value. Price protection programs allow distributors to apply for a price protection credit on unsold inventory in the event the Company reduces the standard list price of the products included in such inventory. In some cases, rebate programs are offered to specific customers or distributors whereby the customer or distributor may apply for a rebate upon achievement of a defined sales volume. Distributors are also partially compensated for commonly defined cooperative advertising on a case-by-case basis.
     License Income
      License income is recognized when earned and realizable (see note 6). Lump sum payments are generally non-refundable and are deferred where applicable and recognized over the period in which the Company is obliged to provide additional service. Pursuant to Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”, revenues from contracts with multiple elements are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. Royalties are recognized as earned.
     Grants
      Grants for capital expenditures include both tax-free government grants (Investitionszulage) and taxable grants for investments in property, plant and equipment (Investitionszuschüsse). Grants receivable are established when a legal right for the grant exists and the criteria for receiving the grant have been met. Tax-free government grants are deferred and recognized over the remaining useful life of the related asset. Taxable grants are deducted from the acquisition costs of the related asset and thereby reduce depreciation expense in future periods. Other taxable grants reduce the related expense (see notes 7, 21 and 23).
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
     Income Taxes
      Income taxes are accounted for under the asset and liability method pursuant to FASB Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
that includes the enactment date. Investment tax credits are accounted for under the flow-through method.
     Stock-based Compensation
      Prior to the adoption of SFAS No. 123 (revised 2004) “Share-Based Payment”, the Company accounted for stock-based compensation using the intrinsic value method pursuant to Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees”, recognized compensation cost over the pro rata vesting period, and adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123”.
      Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the period during which the employee is required to provide service in exchange for the award. SFAS No. 123 (revised 2004) eliminates the alternative method of accounting for employee share-based payments previously available under APB No. 25. Prior period amounts have not been restated and do not reflect the recognition of stock-based compensation (see note 26).
     Issuance of shares by Subsidiaries or Associated Companies
      Gains or losses arising from the issuances of shares by subsidiaries or Associated Companies, due to changes in the Company’s proportionate share of the value of the issuer’s equity, are recognized in earnings pursuant to SAB Topic 5:H, “Accounting for Sales of Stock by a Subsidiary” (see notes 3 and 17).
     Cash and Cash Equivalents
      Cash and cash equivalents represent cash, deposits and liquid short-term investments with original maturities of three months or less. Cash equivalents as of September 30, 2005 and 2006 were €1,093 and €1,926, respectively, and consisted mainly of bank term deposits and fixed income securities with original maturities of three months or less.
     Restricted Cash
      Restricted cash includes collateral deposits used as security under arrangements for deferred compensation, business acquisitions, construction projects, leases and financing (see note 33).
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
     Property, Plant and Equipment
      Property, plant and equipment are valued at cost less accumulated depreciation. Spare parts, maintenance and repairs are expensed as incurred. Depreciation expense is recognized using the straight-line method. Construction in progress includes advance payments for construction of fixed assets. Land and construction in progress are not depreciated. The cost of construction of certain long-term assets includes capitalized interest, which is amortized over the estimated useful life of the related asset. During the years ended September 30, 2005 and 2006 capitalized interest was €9 and €0, respectively. The estimated useful lives of assets are as follows:

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
     Goodwill and Other Intangible Assets
      The Company accounts for business combinations using the purchase method of accounting pursuant to SFAS No. 141, “Business Combinations”. Intangible assets acquired in a purchase method business combination are recognized and reported apart from goodwill, pursuant to the criteria specified by SFAS No. 141.
      Intangible assets consist primarily of purchased intangible assets, such as licenses and purchased technology, which are recorded at acquisition cost, and goodwill resulting from business acquisitions, representing the excess of purchase price over fair value of net assets acquired. Intangible assets other than goodwill are amortized on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years. Pursuant to SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company tests goodwill annually for impairment in the fourth quarter of the financial year, whereby if the carrying amount of a reporting unit with goodwill exceeds its fair value, the amount of impairment is determined as the excess of recorded goodwill over the fair value of goodwill. The determination of fair value of the reporting units and related goodwill requires considerable judgment by management.
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
     Financial Instruments
      The Company operates internationally, giving rise to exposure to changes in foreign currency exchange rates. The Company uses financial instruments, including derivatives such as foreign currency forward and option contracts as well as interest rate swap agreements, to reduce this exposure based on the net exposure to the respective currency. The Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149, which provides guidance on accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Derivative financial instruments are recorded at their fair value and included in other current assets or other current liabilities. Generally the Company does not designate its derivative instruments as hedge transactions. Changes in fair value of undesignated derivatives that relate to operations are recorded as part of cost of sales, while undesignated derivatives relating to financing activities are recorded in other non-operating expense, net. Changes in fair value of derivatives designated as fair value hedges and the related hedged items are reflected in earnings. Changes in the fair value of derivatives designated as cash flow hedges are, to the extent effective, deferred in accumulated other comprehensive income and subsequently reclassified to earnings when the hedging transaction is reflected in earnings and, to the extent ineffective, included in earnings immediately. The fair value of derivative and other financial instruments is discussed in note 31.
     Pension Plans
      The measurement of pension-benefit liabilities is based on actuarial computations using the projected-unit-credit method in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. The assumptions used to calculate pension liabilities and costs are shown in Note 30. Changes in the amount of the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains or losses not yet recognized in the Company’s consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the Company’s net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the fair value of that plan’s assets. In that case, the amount of amortization recognized by the Company is the resulting excess divided by the average remaining service period of

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
the active employees expected to receive benefits under the plan. The Company also records a liability for amounts payable under the provisions of its various defined contribution plans.
     Use of Estimates
      The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual amounts could differ materially from such estimates made by management.
     Recent Accounting Pronouncements
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), requiring that such costs be recognized as current period charges and requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The Company adopted SFAS No. 151 with effect from October 1, 2005, which did not have a significant impact on its consolidated financial position or results of operations.
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
      In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, which clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated even though uncertainty exists about the timing and (or) method of settlement. The Company adopted Interpretation No. 47 during the 2006 financial year, which did not have a significant impact on its consolidated financial position or results of operations.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. The Company is required to adopt SFAS No. 154 for accounting changes and error corrections that occur after September 30, 2006. The Company’s results of operations and financial condition will only be impacted following the adoption of SFAS No. 154 if it implements changes in accounting principle that are addressed by the standard or corrects accounting errors in future periods.
      In July 2006, the FASB issued Interpretation No. 48, “Accounting for Income Tax Uncertainties”, which defines the threshold for recognizing the benefits of tax return positions in the financial statements as ”more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. Interpretation No. 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the state-

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
ments of financial position prior to the adoption of Interpretation No. 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is in the process of determining the impact, if any, that the adoption of Interpretation No. 48 will have on its consolidated financial position and results of operations.
      In September 2006, the FASB released SFAS No. 157, “Fair Value Measurements”, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard also responds to investors’ requests for more information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for financial years beginning after November 15, 2007, and interim periods within those financial years. SFAS No. 157 is effective for the Company for financial years beginning after October 1, 2008, and interim periods within those financial years. The Company is in the process of evaluating the impact that the adoption of SFAS No. 157 will have on its consolidated financial position and results of operations.
      In September 2006, the FASB issued SFAS No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization (“Recognition Provision”). SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions (“Measurement Date Provision”). The Company currently measures the funded status of its plans annually on June 30. The Recognition Provision of SFAS No. 158 is effective for the Company as of the end of the financial year ending September 30, 2007, and the Measurement Date Provision is effective for the Company as of the end of the financial year ending September 30, 2009. The Company does not expect the change in the annual measurement date to September 30 to have a significant impact on its consolidated financial position and results of operations. As of September 30, 2006 the application of the Recognition Provision of SFAS No. 158 would have resulted in an increase in other long-term liabilities of €66, a recognized pension asset of €2, and an increase in accumulated other comprehensive loss of €60.
      In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial are now considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the year of adoption. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006,

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
with earlier adoption encouraged. The Company does not expect that the adoption of SAB No. 108 will have a significant impact on its consolidated financial position and results of operations.

3.	Separation of Memory Products Business
      Effective May 1, 2006, substantially all the memory products-related assets and liabilities, operations and activities of Infineon were contributed to Qimonda AG (“Qimonda”), a stand-alone legal company (the “Formation”). In conjunction with the Formation, the Company entered into contribution agreements and various other service agreements with Qimonda. In cases where physical contribution (ownership transfer) of assets and liabilities was not feasible or cost effective, the monetary value was transferred in the form of cash or debt. The Company’s operations in Japan and Korea are expected to be legally transferred to Qimonda during the 2007 financial year, and are to be held for Qimonda’s benefit until such transfer occurs. The Company’s investment in Inotera Memories Inc. (“Inotera”) is held in trust by Infineon subject to the expiration or release of applicable lock-up provisions under Taiwan securities law (see note 17 and 35). The Company’s investment in Advanced Mask Technology Center GmbH & Co. (“AMTC”) is intended to be transferred to Qimonda after approval by the other shareholders in the venture. The Company completed an initial public offering of the ordinary shares of Qimonda during the three months ended September 30, 2006 (see note 24).
      The contribution agreements include provisions pursuant to which Qimonda agreed to indemnify Infineon against any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, incomplete transactions, continuing obligations, risks, encumbrances, guarantees and other matters relating to the memory products business that were transferred to it as part of the Formation. In addition, the contribution agreements provide for indemnification of Infineon with respect to certain existing and future legal claims and potential restructuring costs incurred in connection with the rampdown of production in one module of Infineon Technologies Dresden GmbH & Co. OHG. With the exception of the securities and certain patent infringement and antitrust claims identified in note 33, Qimonda is obligated to indemnify Infineon against any liability arising in connection with the claims relating to the memory products business described in that section. Liabilities and risks relating to the securities class action litigation, including court costs, will be equally shared by Infineon and Qimonda, but only with respect to the amount by which the total amount payable exceeds the amount of the corresponding accrual that Infineon transferred to Qimonda at the formation. Qimonda has agreed to indemnify Infineon for 60% of any license fee payments to which Infineon may agree in connection with ongoing negotiations relating to licensing and cross-licensing arrangements with a third party. These payments could be substantial and could remain in effect for lengthy periods.
      On July 18, 2006, under the Company’s Master Loan Agreement with Qimonda, Qimonda extended the terms of its loans due to Infineon with an aggregate principal amount outstanding of $565 million at that date, with original maturities in July and August 2007. In this agreement, Qimonda agreed not to draw further amounts under the agreement, and to repay all outstanding amounts by no later than two years after the date of its IPO. An amount of €107 was repaid during the quarter ended September 30, 2006.
      On August 9, 2006 Qimonda completed its IPO on the New York Stock Exchange through the issuance of 42 million ordinary shares which are traded as American Depositary Shares (ADSs) under the symbol “QI”, for an offering price of $13 per ADS. As a result, the Company’s ownership interest in Qimonda was diluted to 87.7% and its proportional share of Qimonda’s equity decreased by €53, which loss the Company reflected as part of non-operating expenses under gain on subsidiaries and associated company share issuance, net during the quarter ended September 30, 2006. The net offering proceeds amounted to €406 (before tax benefits available to Qimonda of €9) and are classified as proceeds from issuance of shares from subsidiaries within cash flows from financing activities in the

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
accompanying consolidated statement of cash flows for the year ended September 30, 2006. Qimonda intends to use the offering proceeds to finance investments in its manufacturing facilities and for research and development.
      In addition, Infineon sold 6.3 million shares upon exercise of the underwriters’ over-allotment option. As a result, the Company’s ownership interest in Qimonda decreased to 85.9% and the Company recognized a loss of €12, which was reflected as part of other operating expenses, net during the quarter ended September 30, 2006. The net over-allotment proceeds amounted to €58 and are classified as proceeds from sale of businesses and interests in subsidiaries within cash flows from investing activities in the accompanying consolidated statement of cash flows for the year ended September 30, 2006.

4.	Acquisitions
      During December 2004, Saifun Semiconductors Ltd. (“Saifun”) and the Company modified their existing flash memory cooperation agreement. As a consequence, the Company consummated the acquisition of Saifun’s remaining 30% share in the Infineon Technologies Flash joint venture in January 2005 and was granted a license for the use of Saifun NROM® technologies, in exchange for $95 million (subsequently reduced to $46 million) to be paid in quarterly installments over 10 years and additional purchase consideration primarily in the form of net liabilities assumed aggregating €7 (see note 6). The assets acquired and liabilities assumed were recorded in the accompanying consolidated balance sheet based upon their estimated fair values as of the date of the acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed amounted to €7 and was allocated to goodwill. Qimonda has sole ownership and responsibility for the business and started to account for its entire financial results in the three months ended March 31, 2005. In light of the weak market conditions for commodity NAND Flash memories in the three months ended September 30, 2006, Qimonda decided to ramp down its Flash production and stop the current development of NAND compatible flash memory products based on Saifun’s proprietory NROM® technology. Qimonda and Saifun amended the above license agreement to terminate the payment of quarterly installments as of December 31, 2006. As a result of the above, Qimonda reduced payables, goodwill and other intangible assets, and recognized an impairment charge of €9 related to license and fixed assets that were not considered to be recoverable as of September 30, 2006.
      On April 30, 2004, the Company completed its acquisition of 100% of ADMtek Inc., Hsinchu, Taiwan (“ADMtek”) in exchange for €75 in cash (of which €6 was held in escrow subject to the accuracy of the seller’s representations and warranties). Payment of an additional €28, held in escrow and reflected as restricted cash, was contingent upon employee retention and the achievement of certain performance and development milestones over a two-year period, and was to be recognized as the milestones were achieved. As of September 30, 2006, €10 has been paid to former shareholders or employees of ADMtek and €22 was released to the Company since certain performance and development milestones were not achieved. The remaining balance held in escrow amounted to €2 as of September 30, 2006. This acquisition was designed to enable access to the Home-Gateway-Systems market for the wireline communications business.
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
      On April 1, 2003, the Company completed the acquisition of the net assets of MorphICs Technology Inc. (“MorphICs”), a developer of digital baseband circuits of third generation wireless communications for €6 in cash. The acquisition agreement provided for the payment of contingent purchase consideration of €9 upon the achievement of specified events. As of September 30, 2006, all contingent purchase consideration was forfeited since certain performance criteria were not achieved.
      The following table summarizes the Company’s acquisitions during the years ended September 30, 2004, and 2005 (there were no significant acquisitions during the 2006 financial year):

	2004	2005

	ADMtek	Flash

Acquisition Date	April 2004	January 2005
Segment	Communication	Qimonda
	Solutions
Cash	18	1
Other current assets	10	16
Property, plant and equipment	2	4
Intangible assets
Current product technology	14	—
Core technology	5	58
Patents (Customer Relationship)	2	—
In process R&D	9	—
Goodwill	23	7
Other non-current assets	1	3

Total assets acquired	84	89
Current liabilities	(8)	(45)
Non-current liabilities (including debt)	(1)	(2)

Total liabilities assumed	(9)	(47)

Net assets acquired	75	42

Cash paid (Purchase Consideration)	75	—
      The above acquisitions have been accounted for by the purchase method of accounting and, accordingly, the consolidated statements of operations include the results of the acquired companies from their respective acquisition dates.
      For each significant acquisition the Company engaged an independent third party to assist in the valuation of net assets acquired. As a result of these valuations, amounts allocated to purchased in-process research and development of €9 were expensed as research and development in the year ended September 30, 2004, because the technological feasibility of products under development had not been established and no future alternative uses existed.
      Pro forma financial information relating to these acquisitions is not material either individually or in the aggregate to the results of operations and financial position of the Company and has been omitted.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

5.	Divestitures
      On December 23, 2004, the Company agreed to sell its venture capital activities, reflected in the Other Operating Segments, to Cipio Partners, a venture capital company. Under the terms of the agreement, the Company sold its interest in Infineon Ventures GmbH including the majority of the venture investments held therein. The transaction closed on February 23, 2005. As a result of the sale, the Company realized a gain before tax of €13 which was recorded in other non-operating income in the 2005 financial year.
      On January 25, 2005, Finisar Corporation (“Finisar”) and the Company entered into an agreement under which Finisar acquired certain assets of the Company’s fiber optics business. Under the terms of the agreement, the Company received 34 million shares of Finisar’s common stock valued at €40 as consideration for the sale of inventory, fixed assets and intellectual property associated with the design and manufacture of fiber optic transceivers. The Company also committed to provide Finisar with contract manufacturing services under separate supply agreements for up to one year following the closing. The transaction did not require shareholder or regulatory approval and closed on January 31, 2005. As a result of the transaction, the Company realized a gain before tax of €21 which was recorded in other operating income in the 2005 financial year.
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
      On August 2, 2005, the Company sold the long-term assets utilized in the design and manufacture of BIDI components to EZConn Corporation (“EZConn”) for cash consideration of €3. The Company also committed to provide EZConn with contract manufacturing services through March 2006. As a result of the transaction, the Company realized a gain before tax of €2, which was recorded in other operating income in the 2005 financial year, and deferred €1 which was realized over the term of the contract manufacturing agreement.
      On April 7, 2005, the Company and Exar Corporation (“Exar”) entered into an agreement whereby Exar acquired for $11 million cash a significant portion of the Company’s optical networking business unit. The acquisition included assets relating to multi-rate TDM framer products, Fiber Channel over SONET/ SDH, Resilent Packet Ring (RPR), as well as certain intellectual property for Data Over SONET products. As a result of the sale, the Company reclassified related non-current assets into assets held for sale during the second quarter of the 2005 financial year and reduced their carrying value to the net sale proceeds. The sale of the assets was consummated during the third quarter of the 2005 financial year.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Summary financial information for the divested businesses (through the date of divestiture) for the years ended September 30, 2004, 2005 and 2006, are as follows:

	2004	2005	2006

Sales:
Fiber Optics	35	23	—
BIDI	10	6	—

Total	45	29	—

EBIT:
Infineon Ventures GmbH	(52)	(3)	—
Fiber Optics	(33)	(27)	—
BIDI	(28)	(20)	—

Total	(113)	(50)	—

Gain (loss) on sale before tax:
Infineon Ventures GmbH	—	13	—
Fiber Optics	—	21	—
BIDI	—	2	—
Other	(2)	3	—

Total (note 8)	(2)	39	—

6.	Licenses
      During the years ended September 30, 2004, 2005 and 2006, the Company recognized revenues related to license and technology transfer fees of €76, €175 and €29, respectively, which are included in net sales in the accompanying statements of operations. Included in these amounts are previously deferred license fees of €48, €33 and €12, which were recognized as revenue pursuant to SAB 104, in the years ended September 30, 2004, 2005 and 2006, respectively, since the Company had fulfilled all of its obligations and all such amounts were realized.
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
      In connection with its joint technology development with Nanya Technology Corporation (“Nanya”), in 2003 the Company granted Nanya a license to use its 110-nanometer technology in Nanya’s existing operations. On September 29, 2005, the Company and Nanya signed an agreement to expand their development cooperation with respect to the joint development of advanced 58-nanometer production technologies for 300-millimeter wafers (see note 17). License income related to the technology is recognized over the estimated life of the technology.
      In connection with the extension of a capacity reservation agreement with Winbond Electronics Corp., Hsinchu, Taiwan (“Winbond”) in August 2004, the Company granted Winbond a license to use its 110-nanometer technology in Winbond’s production process for the manufacture of products for the

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
Company. On August 29, 2006, Qimonda signed agreements with Winbond to expand their existing cooperation and capacity reservation. Under the terms of the agreements, Qimonda will transfer its 80-nanometer DRAM trench technology to Winbond’s 300-millimeter wafer facility. In return, Winbond will manufacture DRAMs for computing applications using this technology exclusively for Qimonda. The license income was deferred and is being recognized over the life of the capacity reservation agreements.
      On March 18, 2005 the Company and Rambus Inc. (“Rambus”) reached an agreement settling all claims between them and licensing the Rambus patent portfolio for use in current and future Company products. Rambus granted to the Company a worldwide license to existing and future Rambus patents and patent applications for use in the Company’s memory products. In exchange for this worldwide license, the Company agreed to pay $50 million in quarterly installments of $6 million between November 15, 2005 and November 15, 2007. As of March 31, 2005, the Company recorded a license and corresponding liability in the amount of €37, representing the estimated present value of the minimum future license payments. After November 15, 2007, and only if Rambus enters into additional specified licensing agreements with certain other DRAM manufacturers, Qimonda would make additional quarterly payments which may accumulate up to a maximum of an additional $100 million. Because Rambus’ ability to conclude the agreements is not within the Company’s control, the Company is not able to estimate whether additional payment obligations may arise. The agreement also provides the Company an option for acquiring certain other licenses. All licenses provide for the Company to be treated as a “most-favored customer” of Rambus. The Company simultaneously granted to Rambus a fully-paid perpetual license for memory interfaces. In addition to the licenses, the two companies agreed to the immediate dismissal of all pending litigation and released each other from all existing legal claims.
      In connection with the acquisition of Saifun’s remaining 30% share in the Infineon Technologies Flash joint venture during January 2005, the Company was granted a license for the use of Saifun NROM® technologies (see note 4). During the three months ended March 31, 2005, the Company recorded the license of €58 and a corresponding liability in the amount of €58, representing the estimated fair value of the license and minimum future license payments, respectively. The Company retained the option to terminate the entire license, or parts thereof, at any time without penalty. During the three months ended June 30, 2005, the Company exercised its termination option and cancelled the portion of the license encompassing NROM® Code Flash products. As a result of the partial termination, the license asset and related liability were reduced to €28 and €29, respectively, as of June 30, 2005. Effective September 30, 2006, the Company and Saifun amended the license agreement (see note 4). As a result of the amendment, the related liability was reduced to €3 as of September 30, 2006.
      On June 14, 2006, Infineon and Qimonda reached agreements with MOSAID Technologies Inc. (“MOSAID”) settling all claims between them and licensing the MOSAID patent portfolio for use in current and future Company products. MOSAID purchased fifty patents from Infineon and Qimonda, including patents related to a range of technologies such as DRAM memory, power management ICs, semiconductor process technology and digital radio applications. Under the terms of the settlement agreements, Infineon and Qimonda retain royalty-free “lives of the patents” licenses to use these patents in the manufacturing and sale of any products. In addition, MOSAID granted to Infineon and Qimonda a six-year license to use any MOSAID patents in the manufacturing and sale of semiconductor products, as well as a “lives of the patents” license to those MOSAID patent families that had been in dispute. In exchange for these licenses, the Company and Qimonda agreed to make license payments commencing on July 1, 2006 over a six-year term (see note 18).
      On August 1, 2006, Infineon and Qimonda entered into settlement agreements with Tessera Inc. (“Tessera”) in respect of all of Tessera’s patent infringement and antitrust claims and all counterclaims and other claims Infineon and Qimonda raised against Tessera. As part of the settlement,

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
Infineon and Qimonda have entered into license agreements with Tessera, effective July 1, 2006, that provide the companies world-wide, nonexclusive, non-transferable and non-sublicensable licenses to use a portfolio of Tessera patents relating to packaging for integrated circuits in Infineon’s and Qimonda’s production. The license agreements have a six-year term and can be extended. Under the license agreement, Infineon and Qimonda agreed to pay Tessera an initial upfront fee and additional royalty payments over a six year period based on the volume of components it sells that are subject to the license. The Company recognized the litigation settlement portion of €37 as other operating expense during the year ended September 30, 2006. The remaining license portion is amortized over the term of the agreement and the royalty payments are recognized as the related sales are made.

7.	Grants
      The Company has received economic development funding from various governmental entities, including grants for the construction of manufacturing facilities, as well as grants to subsidize research and development activities and employee training. Grants and subsidies included in the accompanying consolidated financial statements during the years ended September 30, 2004, 2005 and 2006, are as follows:

	2004	2005	2006

Included in the consolidated statements of operations:
Research and development	74	50	67
Cost of sales	86	121	86

	160	171	153

Construction grants deducted from the cost of fixed assets (note 28)	49	—	49
      Deferred government grants amounted to €288 and €212 as of September 30, 2005 and 2006, respectively. The amounts of grants receivable as of September 30, 2005 and 2006 were €122 and €125, respectively.

8.	Supplemental Operating Cost Information
      The cost of services and materials are as follows for the years ended September 30:

	2004	2005	2006

Raw materials, supplies and purchased goods	1,621	1,867	2,244
Purchased services	1,232	1,166	1,330

Total	2,853	3,033	3,574

      Personnel expenses are as follows for the years ended September 30:

	2004	2005	2006

Wages and salaries	1,532	1,664	1,827
Social levies	280	285	319
Pension expense (note 30)	28	28	37

Total	1,840	1,977	2,183

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Other operating expense, net is as follows for the years ended September 30:

	2004	2005	2006

Gain (loss) from sale of businesses	(2)	39	—
Goodwill and intangible assets impairment charges (note 18)	(71)	(57)	(38)
Long-lived asset impairment charges	—	(39)	(6)
Litigation settlement charges (note 33)	(194)	(20)	(60)
Amortization of debt issuance costs	(8)	(4)	(3)
Other	18	(11)	(1)

Other operating expense, net	(257)	(92)	(108)

      Litigation settlement charges refer to the settlement of an antitrust investigation by the U.S. Department of Justice and related settlements with customers (see note 20), as well as, during the year ended September 30, 2006, the settlement of Tessera litigation (see notes 6 and 18).
      Total rental expenses under operating leases amounted to €126, €125 and €151 for the years ended September 30, 2004, 2005 and 2006, respectively.
      The average number of employees by geographic region is as follows for the years ended September 30:

	2004	2005	2006

Germany	16,340	16,334	15,822
Other Europe	5,507	5,606	7,455
North America	2,822	3,108	3,283
Asia/Pacific	9,220	10,919	14,285
Japan	126	147	180
Other	112	44	41

Total	34,127	36,158	41,066

      Of the total average number of employees listed above, 10,309, 10,332 and 11,003 for the years ended September 30, 2004, 2005 and 2006, respectively, were employees of Qimonda.

9.	Restructuring
      In 2004, the Company announced restructuring measures aimed at reducing costs, including downsizing its workforce, outsourcing and decentralizing certain functions and operations. As part of the restructuring, the Company announced plans to terminate approximately 325 employees. The 2004 terminations were primarily the result of relocating operations from Regensburg and Munich to Dresden and the downsizing of design centers in England, Ireland, Sweden and the United States. These plans were completed in the 2005 financial year.
      During the 2005 financial year, the Company agreed upon additional restructuring measures aimed at reducing costs, downsizing its workforce, and consolidating certain functions and operations. As part of the restructuring, the Company agreed upon plans to terminate approximately 350 employees. The terminations were primarily the result of the close down of fiber optics operations in Germany and the United States. The terminations were completed in the 2006 financial year. In addition, the Company took measures to restructure its chip manufacturing within the manufacturing cluster Perlach, Regensburg and Villach. Production from Munich-Perlach will be transferred primarily to Regensburg and to a

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
lesser extent to Villach. Manufacturing at Munich-Perlach is expected to be phased out by early 2007 as numerous products complete their production life span. As part of the restructuring, the Company agreed upon plans to terminate approximately 600 employees. It is expected that the terminations will be completed in the 2007 financial year.
      During the 2006 financial year, restructuring plans were announced to downsize the workforce at ALTIS Semiconductor S.N.C., Essonnes, France (“ALTIS”) and the Company’s chip card back-end activities in order to maintain competitiveness and reduce cost. As of September 30, 2006, the Company’s expectation is that a total of 450 employees would be terminated. The exact amount of the restructuring charges can not be estimated at this time due to ongoing negotiations with works councils.
      During the years ended September 30, 2004, 2005 and 2006, charges of €17, €78 and €23, respectively, were recognized as a result of the above mentioned restructuring initiatives undertaken by the Company.
      The development of the restructuring liability during the year ended September 30, 2006 is as follows:

	September 30,			September 30,
	2005			2006
		Restructuring
	Liabilities	Charges	Payments	Liabilities

Employee terminations	64	22	(29)	57
Other exit costs	8	1	(3)	6

Total	72	23	(32)	63

10.	Income Taxes
      Income (loss) before income taxes and minority interest is attributable to the following geographic locations for the years ended September 30, 2004, 2005 and 2006:

	2004	2005	2006

Germany	153	(298)	(378)
Foreign	44	104	294

Total	197	(194)	(84)

      Income tax expense (benefit) for the years ended September 30, 2004, 2005 and 2006 are as follows:

	2004	2005	2006

Current taxes:
Germany	53	31	126
Foreign	5	1	41

	58	32	167

Deferred taxes:
Germany	129	66	(21)
Foreign	(33)	22	15

	96	88	(6)

Income tax expense	154	120	161

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Total income taxes for the years ended September 30, 2004, 2005 and 2006 were allocated as follows:

	2004	2005	2006

Income taxes from continuing operations	154	120	161
Goodwill and intangible assets, for initial recognition of acquired tax benefits that previously were included in the valuation allowance (see note 4)	(8)	(30)	—
Shareholder’s equity, for unrealized holding gains (losses), unrealized gains (losses) on cash flow hedges and additional minimum pension liabilities	(10)	—	—

	136	90	161

      The Company’s statutory tax rate in Germany is 25%. Additionally, a solidarity surcharge of 5.5% is levied. The trade tax decreased in respect of Infineon Technologies AG from 13% in 2004 and 2005 to 11% in 2006 due to the move of the Company’s headquarters in 2006. Therefore, the combined statutory tax rate was 39% in 2004 and 2005 and 37% in 2006.
      A reconciliation of income taxes for the financial years ended September 30, 2004, 2005 and 2006, determined using the German corporate tax rate plus trade taxes, net of federal benefit, for a combined statutory rate of 39% for 2004 and 2005, and 37% for 2006, is as follows:

	2004	2005	2006

Expected expense (benefit) for income taxes	77	(76)	(31)
Increase in available tax credits	(26)	(5)	(36)
Non-taxable investment (income) loss	6	(26)	(31)
Foreign tax rate differential	(51)	(18)	(50)
Non deductible expenses	69	29	13
Change in German tax rate — effect on opening balance	—	—	3
Increase in valuation allowance	54	192	292
In-process research and development	3	—	—
Other	22	24	1

Actual provision for income taxes	154	120	161

      The Company has set up operations in a jurisdiction which grants a tax holiday from the 2005 financial year onwards, which has a remaining term of three years. Compared to ordinary taxation in the country of residence, this resulted in tax savings of €0 and €16 for the years ended September 30, 2005 and 2006, respectively, which are reflected in the foreign tax rate differential.
      In the 2006 financial year, the Company reached an agreement with German tax authorities on certain tax matters relating to prior years. As a result, the timing of the deductibility of certain temporary differences was revised, which led to an increase in the valuation allowance for the 2006 financial year in the amount of €50.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Deferred income tax assets and liabilities as of September 30, 2005 and 2006 relate to the following:

	2005	2006

Deferred tax assets:
Intangible assets	26	95
Property, plant and equipment	203	264
Deferred income	111	94
Net operating loss and tax credit carry-forwards	1,065	1,350
Other items	169	179

Gross deferred tax assets	1,574	1,982
Valuation allowance	(740)	(1,091)

Deferred tax assets	834	891

Deferred tax liabilities:
Intangible assets	11	4
Property, plant and equipment	81	103
Accounts receivable	36	17
Accrued liabilities and pensions	72	118
Other items	41	11

Deferred tax liabilities	241	253

Deferred tax assets, net	593	638

      Net deferred income tax assets and liabilities are presented in the accompanying consolidated balance sheets as of September 30, 2005 and 2006 as follows:

	2005	2006

Deferred tax assets:
Current	125	97
Non-current	550	627
Deferred tax liabilities:
Current	(17)	(26)
Non-current	(65)	(60)

Deferred tax assets, net	593	638

      At September 30, 2006, the Company had in Germany tax loss carry-forwards of €2,733 (relating to both trade and corporate tax, plus an additional loss carry-forward applicable only to trade tax of €1,449); in other jurisdictions the Company had tax loss carry-forwards of €246 and tax effected credit carry-forwards of €128. Such tax loss carry-forwards and tax effected credit carry-forwards are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for on the flow-through method when the individual legal entity is entitled to the claim. In connection with the Formation of Qimonda, the net operating losses related to the memory products segment have been retained by Infineon Technologies AG.
      Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other factors, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three-year period as of September 30, 2006, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods. As a result of this assessment, the Company increased the deferred tax asset valuation allowance as of September 30, 2004, 2005 and 2006 by €54, €192, and €292, respectively, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in future.
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
      The changes in valuation allowance for deferred tax assets during the years ended September 30, 2004, 2005 and 2006 were as follows:

	2004	2005	2006

Balance, beginning of the year	521	567	740
Applicable to continuing operations	54	192	292
Purchase accounting adjustments (note 4)	(8)	(30)	—
Adjustment in corresponding net operating loss carry-forward	—	11	59

Balance, end of the year	567	740	1,091

      In the 2005 and 2006 financial years, the Company recorded adjustments to certain net operating loss carry-forwards mainly as a result of final tax assessment reconciliations. As the adjustments were made in jurisdictions in which the Company is in cumulative loss positions, such adjustments were recorded directly to the valuation allowance and approximated €11 and €59 in the 2005 and 2006 financial years, respectively.
      The Company did not provide for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries as of September 30, 2005 and 2006, as these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
      The Company reorganized certain businesses in different tax jurisdictions which resulted in deferred intercompany transactions. Therefore, tax expenses for the years ended September 30, 2005 and 2006 of €85 and €63, respectively, have been deferred of which €71 and €56, respectively, are non-current (see note 18).

11.	Earnings (Loss) Per Share
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

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The computation of basic and diluted EPS for the years ended September 30, 2004, 2005 and 2006, is as follows (shares in million):

	2004	2005	2006

Numerator:
Net income (loss)	61	(312)	(268)
Denominator:
Weighted-average shares outstanding-basic	734.7	747.6	747.6
Effect of dilutive instruments	1.9	—	—

Weighted-average shares outstanding-diluted	736.6	747.6	747.6

Earnings (loss) per share (in euro):
Basic and diluted	0.08	(0.42)	(0.36)

      The weighted average of potentially dilutive instruments that were excluded from the diluted earnings (loss) per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or were otherwise not dilutive, include 24.1 million, 39.4 million and 46.7 million shares underlying employee stock options for the years ended 2004, 2005 and 2006, respectively. Additionally, 86.5 million ordinary shares issuable upon the conversion of the subordinated convertible notes at September 30, 2004, 2005 and 2006, respectively, were not included in the computation of diluted earnings (loss) per share as their impact would have been antidilutive.
12.     Marketable Securities
      Marketable securities at September 30, 2005 and 2006 consist of the following:

	2005				2006

		Fair	Unrealized	Unrealized		Fair	Unrealized	Unrealized
	Cost	Value	Gains	Losses	Cost	Value	Gains	Losses

Foreign government securities	9	11	2	—	9	11	2	—
Floating rate notes	260	268	8	—	156	162	6	—
Other debt securities	16	18	2	—	14	18	4	—

Total debt securities	285	297	12	—	179	191	12	—
Equity securities	4	5	1	—	4	5	1	—
Fixed term deposits	590	590	2	(2)	460	453	—	(7)

Total marketable securities	879	892	15	(2)	643	649	13	(7)

Reflected as follows
Current assets	850	858	10	(2)	616	615	6	(7)
Non-current assets (note 18)	29	34	5	—	27	34	7	—

Total marketable securities	879	892	15	(2)	643	649	13	(7)

      Unrealized losses relating to securities held for more than 12 months as of September 30, 2005 and 2006, were €0 and €7, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Realized (losses) gains, net are reflected as other non-operating income (expense), net and were as follows for the years ended September 30:

	2004	2005	2006

Realized gains	10	8	3
Realized losses	(1)	—	—

Realized gains, net	9	8	3

      As of September 30, 2006, fixed term deposits of €51 had contractual maturities between three and twelve months.
      Debt securities as of September 30, 2006 had the following remaining contractual maturities:

	Cost	Fair Value

Less than 1 year	2	2
Between 1 and 5 years	159	167
More than 5 years	18	22

Total debt securities	179	191

      Actual maturities may differ due to call or prepayment rights.
13.     Trade Accounts Receivable, net
      Trade accounts receivable at September 30, 2005 and 2006 consist of the following:

	2005	2006

Third party — trade	839	1,304
Siemens group — trade (note 29)	145	—
Associated and Related Companies — trade (note 29)	12	8

Trade accounts receivable, gross	996	1,312
Allowance for doubtful accounts	(44)	(67)

Trade accounts receivable, net	952	1,245

      Activity in the allowance for doubtful accounts for the years ended September 30, 2005 and 2006 is as follows:

	2005	2006

Allowance for doubtful accounts at beginning of year	41	44
Provision for bad debt, net	3	23

Allowance for doubtful accounts at end of year	44	67

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
14.     Inventories
      Inventories at September 30, 2005 and 2006 consist of the following:

	2005	2006

Raw materials and supplies	87	125
Work-in-process	569	777
Finished goods	366	300

Total Inventories	1,022	1,202

15.     Other Current Assets
      Other current assets at September 30, 2005 and 2006 consist of the following:

	2005	2006

Financial instruments (note 31)	73	22
Grants receivable (note 7)	122	125
VAT and other tax receivables	84	189
License fees receivable	19	14
Associated and Related Companies — financial and other receivables (note 29)	5	1
Third party — financial and other receivables	68	61
Siemens group — financial and other receivables (note 29)	18	—
Prepaid expenses	26	36
Employee receivables (note 29)	8	7
Intangible pension asset (note 30)	14	13
Other	32	14

Total other current assets	469	482

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
16.     Property, Plant and Equipment, net
      A summary of activity for property, plant and equipment for the year ended September 30, 2006 is as follows:

		Technical
		equipment	Other plant
	Land and	and	and office	Construction
	buildings	machinery	equipment	in progress	Total

Cost
September 30, 2005	1,427	7,549	2,232	253	11,461
Additions	57	561	130	462	1,210
Impairments	—	(6)	—	—	(6)
Disposals	(20)	(253)	(126)	(2)	(401)
Reclassifications	15	458	58	(513)	18
Transfers(1)	101	951	24	20	1,096
Foreign currency effects	(26)	(87)	(9)	(2)	(124)

September 30, 2006	1,554	9,173	2,309	218	13,254
Accumulated depreciation
September 30, 2005	(622)	(5,175)	(1,913)	—	(7,710)
Depreciation	(103)	(1,015)	(220)	—	(1,338)
Disposals	19	202	126	—	347
Reclassifications	—	(23)	5	—	(18)
Transfers(1)	(32)	(790)	(14)	—	(836)
Foreign currency effects	6	52	7	—	65

September 30, 2006	(732)	(6,749)	(2,009)	—	(9,490)
Book value September 30, 2005	805	2,374	319	253	3,751

Book value September 30, 2006	822	2,424	300	218	3,764

(1)	Transfers during the financial year ended September 30, 2006 are primarily related to the initial consolidation of ALTIS.
     On December 8, 2004, the Company announced plans to build a new front-end production plant in Kulim High Tech Park, Malaysia. The facility will mainly produce power and logic chips used in automotive and industrial power applications. The Company plans to invest in total approximately $1 billion. The construction started in early 2005 and production started in September 2006. On September 12, 2006 the Company announced the opening of the facility. At full capacity, the facility will employ about 1,700 people. Maximum capacity will be about 100,000 wafer starts per month using wafers with a diameter of 200-millimeter. As of September 30, 2006, the Company had invested a total of €269 in this new front-end production plant.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
17.     Long-term Investments
      A summary of activity for long-term investments for the years ended September 30, 2005 and 2006, is as follows:

	Investment in	Investment in
	Associated	Related
	Companies	Companies	Total

Balance at September 30, 2004	664	44	708
Additions	87	48	135
Disposals	—	(71)	(71)
Dividend payments	(51)	—	(51)
Capitalized interest	(1)	—	(1)
Impairments	(26)	(3)	(29)
Equity in earnings	57	—	57
Reclassifications	(16)	3	(13)
Foreign currency effects	44	—	44

Balance at September 30, 2005	758	21	779

Additions	5	1	6
Disposals	—	(3)	(3)
Dividend payments	(29)	—	(29)
Capitalized interest	(1)	—	(1)
Impairments	(13)	—	(13)
Equity in earnings	78	—	78
Consolidation of ALTIS	(202)	4	(198)
Gain on share issuance	72	—	72
Reclassifications	10	1	11
Foreign currency effects	(43)	—	(43)

Balance at September 30, 2006	635	24	659

      Investments in Related Companies principally relate to investment activities aimed at strengthening the Company’s future intellectual property potential.
      The following significant Associated Companies as of September 30, 2006 are accounted for using the equity method of accounting:

Direct and
indirect
Name of the Associated Company	ownership(1)

Advanced Mask Technology Center GmbH & Co. KG, Dresden, Germany (“AMTC”)	28.6%
Hwa-Keng Investment Inc., Taipei, Taiwan (“Hwa-Keng”)	43.0%
Inotera Memories Inc., Taoyuan, Taiwan (“Inotera”)	30.9%
Ramtron International Corp., Colorado Springs, Colorado, USA (“Ramtron”)	15.5%

(1)	Direct and indirect ownership percentages are net of Qimonda’s minority interest.
     The Company has accounted for these investments under the equity method of accounting due to the lack of unilateral control (see note 2). The above companies are principally engaged in the research and development, design and manufacture of semiconductors and related products.
      On May 16, 2002, the Company entered into the AMTC joint venture with its partners Advanced Micro Devices Inc., USA (“AMD”), and DuPont Photomasks Inc., USA (“DuPont”), with the purpose of

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
developing and manufacturing advanced photo masks. In addition, the Company agreed to sell specified photomask equipment to DuPont, and entered into a long-term purchase agreement through 2011. Accordingly, as of September 30, 2006, €15 was deferred which is being recognized over the term of the purchase agreement. Toppan Printing Co., Ltd. acquired DuPont in April 2005 which led to a name change; former DuPont is now named Toppan Photomasks Inc., Ltd.
      On November 13, 2002, the Company entered into agreements with Nanya relating to a strategic cooperation in the development of DRAM products and the foundation of a joint venture (Inotera, held directly and indirectly through the Company’s investment in Hwa-Keng Investment Inc.) to construct and operate a 300-millimeter manufacturing facility in Taiwan. Pursuant to several agreements, the Company and Nanya had developed advanced 90-nanometer and have been developing 75- and 58-nanometer technology. The new 300-millimeter manufacturing facility is funded by Inotera and employs the technology developed under the aforementioned agreements to manufacture DRAM products and its capacity is anticipated to be completed in three phases. During the year ended September 30, 2004, Inotera completed the construction and started mass production. The third and last phase was completed in the 2006 financial year. In May 2005 the groundbreaking for the second manufacturing module took place. The manufacturing ramp is expected to take place through calendar year 2007. The second module is fully funded by Inotera. The joint venture partners are obliged to each purchase one-half of the facility’s production based, in part, on market prices.
      The Company invested €342 and €83 in Inotera during the years ended September 30, 2004 and 2005, respectively. The investment includes interest capitalization of €7 and €6 during the years ended September 30, 2004 and 2005, respectively. During the year ended September 30, 2004, Inotera issued shares to employees which diluted the Company’s shareholding at that time while increasing its proportional share of Inotera shareholders’ equity by €2. No further investments were made during the year ended September 30, 2006.
      On March 17, 2006 Inotera successfully completed an IPO on the Taiwanese stock exchange of 200 million ordinary shares, representing 7.97% of its outstanding share capital before IPO, for an issuance price of NT$33 per share. As a result, the Company’s ownership interest was diluted to 41.4% while its proportional share of Inotera’s equity increased by approximately €30, which gain the Company recognized as part of non-operating income during the three months ended June 30, 2006.
      On May 10, 2006, Inotera successfully completed a public offering on the Luxembourg Stock Exchange of 40 million global depositary shares (representing 400,000,000 ordinary shares) which are traded on the Euro MTF market and represent 14.8% of its outstanding share capital before the offering, for an issuance price of NT$33 per ordinary share. As a result, the Company’s ownership interest was diluted to 36.0% (30.9% net of Qimonda’s minority interest) while its proportional share of Inotera’s equity increased by €42, which gain the Company reflected as part of non-operating income during the three months ending September 30, 2006.
      The agreement governing the joint venture with Nanya allows Infineon to transfer its shares in Inotera to Qimonda. However, under Taiwanese law, Infineon’s shares in Inotera are subject to a compulsory restriction on transfer (lock-up) as a result of Inotera’s IPO. Infineon may only transfer these shares to Qimonda gradually over the four years following Inotera’s IPO. The Company has sought an exemption from this restriction that would permit the immediate transfer of all of these shares to Qimonda. In connection with the Formation, Infineon and Qimonda entered into a trust agreement under which Infineon holds its Inotera shares in trust for Qimonda until the shares can be transferred. This trust agreement provides for Infineon to transfer the shares to Qimonda as and when the transfer restrictions expire or Qimonda receives the exemption from the lock-up (see note 35).

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Hwa-Keng, a Taiwanese company, was formed for the purpose of facilitating the distribution of Inotera shares to Inotera’s employees. Hwa-Keng is in the process of being dissolved since its business purpose has been fulfilled with the Inotera IPO. The dissolution will not cause any loss for the Company.
      ALTIS is a joint venture between the Company and International Business Machines Corporation (“IBM”), with each having equal voting representation. During the year ended September 30, 2003, the Company and IBM amended the original shareholders agreement. Pursuant to the amendment, the Company will ratably increase its capacity reservation in the production output of ALTIS from 50% to 100% during financial years 2004 through 2007. IBM and the Company agreed that they will decide the future business model of ALTIS not later than January 1, 2007. Additionally, the Company was granted an option through July 1, 2007 to acquire IBM’s interest in ALTIS.
      In December 2005, the Company further amended its agreements with IBM in respect of ALTIS, and extended its product purchase agreement with ALTIS through 2009. Pursuant to the December 2005 amendment, the Company granted to IBM an option to require the Company to acquire four-fifths of IBM’s 50% interest in the joint venture (or a total of 40% of the outstanding shares of ALTIS) at any time after April 1, 2006 and prior to January 1, 2009. In connection with the exercise of such option, IBM would be required to make a payment to the Company to settle the respective interests of the parties. In addition, the Company granted to IBM a second option to require the Company to acquire up to four-fifths of IBM’s 50% interest in the joint venture (or a total of 40% of the outstanding shares of ALTIS) in increments of 10% after April 1, 2006 and prior to January 1, 2009. The amendment also permits IBM to sell its interest in ALTIS to a third party meeting certain specified criteria.
      Under the December 2005 amendment, the Company and IBM also agreed a number of administrative matters regarding the governance and management of ALTIS, as well as related cost-allocation and accounting matters. The Company and IBM continue to evaluate the future business model of ALTIS, and have agreed that they will reach a decision on this matter no later than January 1, 2009. As previously agreed, the Company will increase the percentage of the output of ALTIS that it purchases from 87.5% in 2006 to 100% in 2007 and beyond.
      The Company evaluated the amendment in accordance with FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” and concluded that it held an interest in a variable interest entity in which the Company is determined to be the primary beneficiary. Accordingly, the Company began to fully consolidate ALTIS following the December 19, 2005 amendment whereby IBM’s 50% ownership interest has been reflected as a minority interest.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The following table summarizes the elimination of the investment in ALTIS as previously accounted for under the equity method of accounting, and the Company’s initial consolidation of ALTIS during first quarter of the 2006 financial year:

ALTIS

December 2005
Consolidation Date	Communication
Segment	Solutions

Cash	119
Inventories	45
Other current assets	10
Property, plant and equipment	212
Long-term investment	(202)
Other non-current assets	(47)

Total assets consolidated	137
Current liabilities	(79)
Non-current liabilities (including debt)	6
Deferred tax liabilities	3
Minority Interests	207

Total liabilities consolidated	137

Net assets consolidated	—

Cash paid	—
      Ramtron develops specialty semiconductor memory products, and is based in Colorado Springs, Colorado. Since the acquisition in 2001 the investment in Ramtron has been accounted for under the equity method of accounting. The Company has two representatives on the board of directors of Ramtron and the ability to exercise significant influence over operating and financial policies of Ramtron (see note 35).
      In November 2003, the Company, together with United Epitaxy Company, Ltd. (“UEC”), Hsinchu, Taiwan, founded a joint venture company ParoLink. The Company initially invested €6, held a 56% ownership interest in ParoLink and accounted for its investment in ParoLink using the equity method, since substantive participating minority rights prevented the exercise of unilateral control. In connection with the Company’s disposal of its fiber optics business (see note 5), the Company acquired the minority interest in ParoLink, terminated the joint venture with UEC and recorded an impairment to reduce the investment to its estimated fair value of €3. During January 2006, the joint venture partners decided to dissolve and liquidate ParoLink. The liquidation is expected to be completed in the 2007 financial year.
      On October 1, 2002, the Company, Agere Systems Inc. and Motorola Inc. incorporated StarCore LLC. (“StarCore”), based in Austin, Texas. StarCore focuses on developing, standardizing and promoting Digital Signal Processor (DSP) core technology. In the 2006 financial year the shareholders decided by consensus to pursue their objectives in DSP core technology individually and to liquidate StarCore. As a consequence the Company recorded an impairment of €13.
      The Company recognized impairment charges related to certain investments for which the carrying value exceeded the fair value on an other-than-temporary basis of €65, €29 and €13 for the years ended September 30, 2004, 2005 and 2006, respectively. In connection with the termination of the

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
Company’s venture capital activities, an impairment charge of €28 was recognized in the 2004 financial year, to reduce the carrying value of the Company’s venture investment portfolio to the expected realizable value (see note 5).
      Goodwill of €15 and €0 is included in the amount of long-term investments at September 30, 2005 and 2006, respectively.
      For the Associated Companies as of September 30, 2006, the aggregate summarized financial information for the financial years 2004, 2005 and 2006, is as follows:

	2004	2005	2006

Sales	60	482	918
Gross profit	(2)	158	328
Net income (loss)	(43)	74	215

	2004	2005	2006

Current assets	236	535	1,128
Non-current assets	1,013	1,924	1,827
Current liabilities	(211)	(341)	(530)
Non-current liabilities	(328)	(898)	(645)

Shareholders’ equity	710	1,220	1,780

18.	Other Assets
      Other non-current assets at September 30, 2005 and 2006 consist of the following:

	2005	2006

Intangible assets, net	315	230
Grants receivable	—	13
Deferred tax expense (note 10)	71	56
Long-term receivables	23	20
Marketable securities (note 12)	34	34
Associated and Related Companies — financial and other(1) (note 29)	67	—
Employee receivables (note 29)	2	2
Other	30	21

Total	542	376

(1)	The decrease during the financial year ended September 30, 2006 is primarily related to the initial consolidation of ALTIS.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
     A summary of activity for intangible assets for the years ended September 30, 2005 and 2006 is as follows:

		Other
	Goodwill	Intangibles	Total

Cost
September 30, 2004	172	414	586
Additions	—	64	64
Impairment charges (note 8)	(18)	(39)	(57)
Disposals	(6)	(36)	(42)
Acquisitions (note 4)	7	58	65
Purchase accounting adjustments (note 4)	(14)	(16)	(30)
Foreign currency effects	2	3	5

September 30, 2005	143	448	591
Additions	—	56	56
Impairment charges (note 8)	(7)	(31)	(38)
Disposals	(11)	(26)	(37)
Foreign currency effects	(7)	(1)	(8)

September 30, 2006	118	446	564
Accumulated amortization
September 30, 2004	(21)	(167)	(188)
Amortization	—	(96)	(96)
Disposals	—	5	5
Foreign currency effects	3	—	3

September 30, 2005	(18)	(258)	(276)
Amortization	—	(67)	(67)
Disposals and reductions	—	5	5
Foreign currency effects	1	3	4

September 30, 2006	(17)	(317)	(334)

Carrying value September 30, 2004	151	247	398

Carrying value September 30, 2005	125	190	315

Carrying value September 30, 2006	101	129	230

      The estimated aggregate amortization expense relating to other intangible assets for each of the five succeeding financial years is as follows: 2007 €46; 2008 €34; 2009 €17; 2010 €12; 2011 €10.
      In connection with the acquisition of Saifun’s remaining 30% share in the Infineon Technologies Flash joint venture, the Company was granted a license for the use of Saifun NROM® technologies (see note 4). During the three months ended March 31, 2005 the Company recorded the license of €58 and a corresponding liability in the amount of €58, representing the estimated fair value of the license and minimum future license payments, respectively. The Company retained the option to terminate the entire license, or parts thereof, at any time without penalty. During the three months ended June 30, 2005, the Company exercised its termination option and cancelled the portion of the license encompassing NROM® Code Flash products. Effective September 30, 2006, the Company and Saifun amended the license agreement (see note 4). As a result of the amendment, the related liability was reduced to €3 as of September 30, 2006.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      In March 2005, the Company and Rambus reached an agreement settling all claims between them and licensing the Rambus patent portfolio. The license of €37 is being amortized over the expected useful life of the related technologies of ten years (see note 6).
      On June 14, 2006, Infineon and Qimonda reached agreements with MOSAID settling all claims between them and licensing the MOSAID patent portfolio for use in current and future Company products. The license of €32 is being amortized over the expected useful life of the related technologies of six years (see note 6).
      During the years ended September 30, 2004, 2005 and 2006, the Company recognized intangible assets impairment charges of €71, €57 and €38, respectively.
      As part of the Company’s annual goodwill impairment test for the year ended September 30, 2004, the Company recognized an impairment charge of €71 to reduce the Optical Networking reporting unit’s goodwill to its estimated fair value, principally as a result of a decline in revenue and lowered market development expectations during the 2004 financial year.
      During the year ended September 30, 2005, the Company concluded that sufficient indicators existed to require an assessment of whether the carrying values of goodwill and certain other intangible assets in the Customer Premises Equipment, Wireless Infrastructure, Short Range Wireless, RF Engine and Optical Networking reporting units within the Communication Solutions segment might not be recoverable. Recoverability of these intangible assets was measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. Impairments of €57 were recognized in other operating expenses, representing the amount by which the carrying amount of the assets exceeded their fair value.
      During the year ended September 30, 2006, partially as a result of the insolvency of one of the Company’s largest mobile phone customers, BenQ Mobile GmbH & Co OHG, the Company concluded that sufficient indicators existed to require an assessment of whether the carrying values of goodwill and certain other intangible assets principally in reporting units within the Communication Solutions segment might not be recoverable. Recoverability of these intangible assets was measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. Impairments of €38 were recognized in other operating expenses, representing the amount by which the carrying amount of the assets exceeded their fair value.

19.	Trade Accounts Payable
      Trade accounts payable at September 30, 2005 and 2006 consist of the following:

	2005	2006

Third party — trade	868	1,165
Siemens group — trade (note 29)	61	—
Associated and Related Companies — trade(1) (note 29)	140	80

Total	1,069	1,245

(1)	The decrease during the financial year ended September 30, 2006 is primarily related to the initial consolidation of ALTIS.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

20.	Accrued Liabilities
      Accrued liabilities at September 30, 2005 and 2006 consist of the following:

	2005	2006

Personnel costs	274	353
Warranties and licenses	53	54
Settlement for antitrust related matters (note 33)	31	53
Interest	34	37
Other	105	65

Total	497	562

      On September 15, 2004 the Company entered into a plea agreement with the United States Department of Justice in connection with its antitrust investigation (see note 33) and agreed to pay a fine aggregating $160 million over a five-year period. The related amount due within one year is included in accrued and other current liabilities, and the long-term portion is reflected as other non-current liabilities (see note 23). As a result of this agreement and other antitrust related investigations and customer settlements (see note 33), the Company recorded other operating expenses with an aggregate of €194, €20 and €23 during the years ended September 30, 2004, 2005 and 2006, respectively (see note 8).

21.	Other Current Liabilities
      Other current liabilities at September 30, 2005 and 2006 consist of the following:

	2005	2006

VAT and other taxes payable	202	212
Payroll obligations to employees	130	128
Deferred government grants (note 7)	106	95
Other deferred income	22	62
Restructuring (note 9)	72	63
Financial instruments (note 31)	74	11
Associated and Related Companies — financial and other (note 29)	4	9
Settlement for anti-trust related matters (note 33)	31	24
Other	59	71

Total	700	675

      Other deferred income includes amounts relating to license income (see note 6) and deferred revenue. The non-current portion is included in other liabilities (see note 23).

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

22.	Debt
      Debt at September 30, 2005 and 2006 consists of the following:

	2005	2006

Short-term debt:
Loans payable to banks, weighted average rate 2.46%	51	51
Convertible subordinated notes, 4.25%, due 2007	—	638
Current portion of long-term debt	48	108

Total short-term debt and current maturities	99	797

Long-term debt:
Convertible subordinated notes, 4.25%, due 2007	633	—
Convertible subordinated notes, 5.0%, due 2010	690	692
Loans payable to banks:
Unsecured term loans, weighted average rate 4.62%, due 2008-2013	206	458
Secured term loans, weighted average rate 1.57%, due 2013	9	7
Other loans payable, weighted average rate 4.35%, due 2011	—	3
Notes payable to governmental entity, rate 2.52%, due 2010 — 2027	28	48

Total long-term debt	1,566	1,208

      Short-term loans payable to banks consist primarily of borrowings under the terms of short-term borrowing arrangements.
      On June 5, 2003, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V. (as issuer), issued €700 in subordinated convertible notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 68.4 million ordinary shares of the Company, at a conversion price of euro 10.23 per share through maturity. The notes accrue interest at 5.0% per year. The notes are unsecured and pari passu with all present and future unsecured subordinated obligations of the issuer. The note holders have a negative pledge relating to future capital market indebtedness, as defined. The note holders have an early redemption option in the event of a change of control, as defined. A corporate reorganization resulting in a substitution of the guarantor shall not be regarded as a change of control, as defined. The Company may redeem the convertible notes after three years at their principal amount plus interest accrued thereon, if the Company’s share price exceeds 125% of the conversion price on 15 trading days during a period of 30 consecutive trading days. The convertible notes are listed on the Luxembourg Stock Exchange. On September 29, 2006 the Company (through the issuer) irrevocably waived its option to pay a cash amount in lieu of the delivery of shares upon conversion. At September 30, 2006, unamortized debt issuance costs were €8.
      On February 6, 2002, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V. (as issuer), issued €1,000 in subordinated convertible notes due 2007 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 28.2 million of the Company’s ordinary shares at a conversion price of euro 35.43 per share through maturity. The convertible notes accrue interest at 4.25% per year. The notes are unsecured and pari passu with all present and future unsecured subordinated obligations of the issuer. The note holders have a negative pledge relating to any future capital market indebtedness, as defined. The note holders have an early redemption option in the event of a change of control, as defined. The Company may redeem the convertible notes after three years at their principal amount

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
plus interest accrued thereon, if the Company’s share price exceeds 115% of the conversion price on 15 trading days during a period of 30 consecutive trading days. The convertible notes are listed on the Luxembourg Stock Exchange. During the financial year ended September 30, 2004, the Company redeemed a notional amount of €360 of the convertible subordinated notes due 2007, which resulted in a net gain of €6 before tax. On September 29, 2006, the Company (through the issuer) irrevocably waived its option to pay a cash amount in lieu of the delivery of shares upon conversion. These convertible notes are due on the February 6, 2007, and the Company expects to redeem the notes at their principal outstanding amount using available cash to the extent that they have not previously been redeemed, converted or purchased and cancelled. On September 30, 2006, the outstanding notional amount was €640 and unamortized debt issuance costs were €2.
      In September 2004 the Company executed a $400/€400 million syndicated credit facility with a five-year term. The facility consisted of two tranches: Tranche A was a $400 million term loan intended to finance the expansion of the Richmond, Virginia, manufacturing facility. In January 2006, the Company drew $345 million under this Tranche A, the amount being equal to the maximum outstanding amount permitted as of September 30, 2006. The loan will decrease on the basis of a repayment schedule that foresees equal installments, falling due in March and September each year. Tranche B was a €400 multicurrency revolving facility to be used for general corporate purposes. In connection with the arrangement of the Qimonda credit facility described below, the Company voluntarily cancelled an amount of €100 in August 2006, so that €300 remains available. At September 30, 2006, no amounts were outstanding under Tranche B. The facility has customary financial covenants, and drawings bear interest at market-related rates that are linked to financial performance. The lenders of this credit facility have been granted a negative pledge relating to the future financial indebtedness of the Company with certain permitted encumbrances.
      In August 2006, Qimonda entered into a multicurrency revolving loan facility in an aggregate principal amount of €250. The facility matures three years from the date of the Qimonda’s initial public offering, and may be extended for one additional year at the option of the lenders at the end of the facility’s first year of operation. Qimonda entered into this facility primarily as a source of backup liquidity. Loans made under the facility, which may be used for working capital requirements and/or general corporate purposes, may have various maturities, ranging from one to twelve months, or longer as agreed by the parties. The facility contains several covenants, agreements and financial ratios customary for such transactions including negative pledge, limitation on indebtedness, restriction on asset dispositions; limitations on mergers and reorganizations, required maintenance of minimum liquidity levels and financial ratios; and limitation on dividend payments. Qimonda was in compliance with these covenants as of September 30, 2006. As of September 30, 2006, no amounts were outstanding under this facility.
      A €124 non-recourse project financing facility for the expansion of the Qimonda Portugal manufacturing facility was fully drawn as of September 30, 2006.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The Company has established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for anticipated funding purposes.

			As of September 30, 2006
	Nature of financial
	Institution	Purpose/intended	Aggregate
Term	Commitment	use	facility	Drawn	Available

short-term	firm commitment	working capital, guarantees	95	51	44

short-term	no firm commitment	working capital, cash management	309	—	309

long-term	firm commitment	working capital	823	273	550

long-term(1)	firm commitment	project finance	351	351	—

Total			1,578	675	903

(1)	Including current maturities.
     At September 30, 2006, the Company was in compliance with its debt covenants under the relevant facilities.
      Interest expense for the years ended September 30, 2004, 2005 and 2006 was €126, €83 and €109, respectively.
      Aggregate amounts of debt maturing subsequent to September 30, 2006 are as follows:

Amount
Year ending September 30,
2007	797
2008	157
2009	181
2010	744
2011	55
Thereafter	71

Total	2,005

23.     Other Liabilities
      Other non-current liabilities at September 30, 2005 and 2006 consist of the following:

	2005	2006

Deferred government grants (note 7)	182	117
Settlement for antitrust related matters (note 33)	88	62
Pension liabilities (note 30)	162	134
Deferred income, (note 6)	38	40
Post-retirement benefits (note 30)	5	4
License fees payable	54	41
Other	32	59

Total	561	457

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
24.     Minority Interest
      On July 28, 2003, the Company entered into a joint venture agreement with China-Singapore Suzhou Industrial Park Venture Company (“CSVC”) for the construction of a back-end manufacturing facility in the People’s Republic of China. Pursuant the joint venture agreement, the capital invested by CSVC earns an annual return and has a liquidation preference, while all accumulated earnings and dividend rights accrue to the benefit of the Company. Accordingly, the Company has consolidated 100% of the results of operations of the joint venture from inception, and the capital invested and annual return of the minority investor is reflected as minority interest.
      ALTIS is a joint venture between the Company and IBM, with each having equal voting representation. In December 2005, the Company further amended its agreements with IBM in respect of the ALTIS joint venture and began to fully consolidate ALTIS, whereby IBM’s 50% ownership interest is reflected as minority interest (see note 17).
      Effective May 1, 2006, the Company contributed substantially all of the operations of its Memory Products segment, including the assets and liabilities that were used exclusively for these operations, to Qimonda, a stand-alone legal company. On August 9, 2006, Qimonda completed an initial public offering on the New York Stock Exchange through the issuance of 42 million ordinary shares which are traded as ADSs under the symbol “QI”, for an offering price of $13 per ADS. In addition, the Company sold 6.3 million Qimonda shares upon exercise of the underwriters’ over-allotment option, which reduced its shareholding in Qimonda to 85.9%. The minority investors’ 14.1% ownership interest is reflected as minority interest (see note 3).
25.     Ordinary Share Capital
      As of September 30, 2006 the Company had 747,609,294 registered ordinary shares, notional value of euro 2.00 per share, outstanding. During the year ended September 30, 2006 the Company increased its share capital by €0.08 by issuing 39,935 shares in connection with the Company’s Long-Term Incentive Plan. During the year ended September 30, 2004 the Company increased its share capital by €53 by issuing 26,679,255 shares valued at €278 in connection with the acquisition of the remaining interests of other investors in SC300 GmbH & Co. KG (“SC300”).
     Authorized and Conditional Share Capital
      In addition to the issued share capital, the Company’s Articles of Association authorize the Management Board to increase the ordinary share capital with the Supervisory Board’s consent by issuing new shares. As of September 30, 2006, the Management Board may use these authorizations to issue new shares as follows:

•	Through January 21, 2007, Authorized Share Capital I/2002 — in an aggregate nominal amount of up to €297 to issue shares for cash, where the pre-emptive rights of shareholders may be partially excluded, or in connection with business combinations (contributions in kind), where the pre-emptive rights of shareholders may be excluded for all shares.

•	Through January 19, 2009, Authorized Share Capital II/2004 — in an aggregate nominal amount of up to €30 to issue shares to employees (in which case the pre-emptive rights of existing shareholders are excluded).
      The Company has conditional capital of up to an aggregate nominal amount of €96 (Conditional Share Capital I), of up to an aggregate nominal amount of €29 (Conditional Share Capital III) and up to an aggregate nominal amount of €24.5 (Conditional Share Capital IV/2006) that may be used to issue up to 74.7 million new registered shares in connection with the Company’s long-term incentive plans

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
(see note 26). These shares will have dividend rights from the beginning of the financial year in which they are issued.
      The Company has conditional capital of up to an aggregate nominal amount of €50 (Conditional Share Capital II) that may be used to issue up to 25 million new registered shares upon conversion of debt securities, issued in February 2002 and which may be converted at any time until January 23, 2007 (see note 22). These shares will have dividend rights from the beginning of the financial year in which they are issued.
      The Company has conditional capital of up to an aggregate nominal amount of €136.8 (Conditional Share Capital II/2002) that may be used to issue up to 68.4 million new registered shares upon conversion of debt securities, issued in June 2003 and which may be converted at any time until May 22, 2010 (see note 22). These shares will have dividend rights from the beginning of the financial year in which they are issued.
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
      The ordinary shareholders meeting held in February 2006 did not authorize a dividend. No earnings are available for distribution as a dividend for the 2006 financial year, since Infineon Technologies AG on a stand-alone basis as the ultimate parent incurred a cumulative loss (Bilanzverlust) as of September 30, 2006.
26.     Stock-based Compensation
     Fixed Stock Option Plans
      In 1999, the shareholders approved a share option plan (“LTI 1999 Plan”), which provided for the granting of non-transferable options to acquire ordinary shares over a future period. Under the terms of the LTI 1999 Plan, the Company could grant up to 48 million options over a five-year period. The exercise price of each option equals 120% of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options vest at the latter of two years from the grant date or the date on which the Company’s stock reaches the exercise price for at least one trading day. Options expire seven years from the grant date.
      In 2001, the Company’s shareholders approved the International Long-Term Incentive Plan (“LTI 2001 Plan”) which replaced the LTI 1999 Plan. Options previously issued under the LTI 1999 Plan remain unaffected as to terms and conditions; however, no additional options may be issued under the LTI 1999 Plan. Under the terms of the LTI 2001 Plan, the Company could grant up to 51.5 million options over a five-year period. The exercise price of each option equals 105% of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options have a vesting period of between two and four years, subject to the Company’s stock reaching the exercise price on at least one trading day, and expire seven years from the grant date.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Under the LTI 2001 Plan, the Company’s Supervisory Board decided annually within three months after publication of the financial results how many options to grant to the Management Board. The Management Board, within the same three-month period, decided how many options to grant to eligible employees.
      In 2006, the Company’s shareholders approved the Stock Option Plan 2006 (“SOP 2006”) which replaced the LTI 2001 Plan. Under the terms of SOP 2006, the Company can grant up to 13 million options over a three-year period. The exercise price of each option equals 120% of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options are only exercisable if the price of a share exceeds the trend of the comparative index “Philadelphia Semiconductor Index” for at least three consecutive days on at least one occasion during the life of the option. Granted options have a vesting period of three years, subject to the Company’s stock reaching the exercise price on at least one trading day, and expire six years from the grant date. During the 2006 financial year, no options were granted under the SOP 2006.
      In 2006, the Qimonda shareholders approved a stock option plan (the “Qimonda 2006 SOP”). Under the terms of the Qimonda 2006 SOP, Qimonda can grant up to 6 million non-transferable option rights over a three-year period which grant the holder the right to receive ordinary shares issued by Qimonda. The exercise price of each option equals 100% of the average closing price of Qimonda’s ADSs on the New York Stock Exchange during the five trading days prior to the grant date. Granted options are only exercisable if the price of Qimonda ADSs as quoted on the New York Stock Exchange exceeds the trend of the comparative index “Philadelphia Semiconductor Index” for at least three consecutive days on at least one occasion during the life of the option. Granted options have a vesting period of three years, subject to Qimonda’s ADSs reaching the exercise price on at least one trading day, and expire six years from the grant date. During the 2006 financial year, no options were granted under the Qimonda 2006 SOP.
      Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the period during which the employee is required to provide service in exchange for the award. Prior period amounts have not been restated and do not reflect the recognition of stock-based compensation.
      A summary of the status of the LTI 1999 Plan and the LTI 2001 Plan as of September 30, 2006, and changes during the three years then ended is presented below (options in millions, exercise price in euro, intrinsic value in millions of euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	exercise	remaining life	Intrinsic
	options	price	(in years)	Value

Outstanding at beginning of year	40.9	€20.33	4.02	—
Granted	7.5	€8.20
Exercised	—	—		—
Forfeited and expired	(3.6)	€22.65

Outstanding at end of year	44.8	€18.12	3.54	14

Vested and expected to vest, net of estimated forfeitures at end of year	44.4	€18.21	3.52	13
Exercisable at end of year	25.6	€24.68	2.37	3

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Options with an aggregated fair value of €51 completed vesting during the financial year ended September 30, 2006.
      Changes in the Company’s unvested options for the financial year ended September 30, 2006 are summarized as follows (options in million, fair values in euro, intrinsic value in millions of euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	grant date	remaining life	Intrinsic
	options	fair value	(in years)	Value

Unvested at beginning of year	21.2	€5.28
Granted	7.5	€3.19
Vested	(8.2)	€6.22
Forfeited	(1.3)	€4.51

Unvested at end of year	19.2	€4.11	1.72	11

Unvested options expected to vest	18.8	€4.13	1.72	11
     Fair value disclosures
      The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. Prior to the adoption of SFAS No. 123 (revised 2004), the Company relied on historical volatility measures when estimating the fair value of stock options granted to employees. Following the implementation of SFAS No. 123 (revised 2004), the Company uses a combination of implied volatilities from traded options on the Company’s stock and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted is estimated based on historical experience. Beginning on the date of adoption of SFAS No. 123 (revised 2004), forfeitures are estimated based on historical experience; prior to the date of adoption, forfeitures were recorded as they occurred. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. The Company has not made any dividend payments during the financial year ended September 30, 2006 nor does it have plans to pay dividends in the foreseeable future.
      The following weighted-average assumptions were used in the Black-Scholes option-pricing model:

	2004	2005	2006

Weighted-average assumptions:
Risk-free interest rate	3.68%	3.02%	3.08%
Expected volatility	59%	58%	43%
Dividend yield	0%	0%	0%
Expected life in years	4.50	4.50	5.07
Weighted-average fair value per option at grant date in euro	5.88	4.03	3.19

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
     Stock-Based Compensation Expense
      Stock-based compensation expense was allocated as follows for the financial year ended September 30, 2006:

2006

Compensation expense recognized:
Cost of sales	7
Selling, general and administrative expenses	12
Research and development expenses	9

Total stock-based compensation expense	28

Stock-based compensation effect on basic and diluted loss per share	(0.04)

      The amount of stock-based compensation cost which was capitalized and remained in inventories during the financial year ended September 30, 2006 was immaterial. Stock-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes. In addition, stock-based compensation expense did not have a significant cash flow effect during the financial year ended September 30, 2006, since no material exercises of stock options occurred during the period. As of September 30, 2006, there was a total of €26 in unrecognized compensation expense related to unvested stock options which is expected to be recognized over a weighted-average period of 1.72 years.
      Prior to the 2006 financial year, the Company applied the provisions of APB No. 25, as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of SFAS No. 123”.
      If the Company had accounted for stock option grants and employee stock purchases under its plans according to the fair value method of SFAS No. 123, “Accounting for Stock-Based Compensation”, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net income (loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated below, pursuant to the provision of SFAS No. 148:

	2004	2005

Net income (loss):
As reported	61	(312)
Deduct: Stock-based employee compensation expense included in reported net (loss) income, net of related tax effects	2	—
Add: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(37)	(39)

Pro forma	26	(351)

Basic and diluted earnings (loss) per share:
As reported	€0.08	€(0.42)
Pro forma	€0.03	€(0.47)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
27.     Other Comprehensive Income (Loss)
      The changes in the components of other comprehensive income (loss) for the years ended September 30, 2004, 2005 and 2006 are as follows:

	2004			2005			2006

		Tax			Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net	Pretax	effect	Net

Unrealized (losses) gains on securities:
Unrealized holding (losses) gains	4	—	4	13	(1)	12	6	(1)	5
Reclassification adjustment for losses (gains) included in net income (loss)	(11)	—	(11)	(4)	—	(4)	(13)	1	(12)

Net unrealized (losses) gains	(7)	—	(7)	9	(1)	8	(7)	—	(7)
Unrealized gains (losses) on cash flow hedges	1	—	1	(25)	—	(25)	5	—	5
Additional minimum pension liability	28	(10)	18	(85)	1	(84)	(3)	—	(3)
Foreign currency translation adjustment	(41)	—	(41)	64	—	64	(69)	—	(69)

Other comprehensive (loss) income	(19)	(10)	(29)	(37)	—	(37)	(74)	—	(74)
Accumulated other comprehensive income (loss) — beginning of year	(98)	10	(88)	(117)	—	(117)	(154)	—	(154)

Accumulated other comprehensive income (loss) — end of year	(117)	—	(117)	(154)	—	(154)	(228)	—	(228)

28.     Supplemental Cash Flow Information

	2004	2005	2006

Cash paid for:
Interest	144	91	116
Income taxes	59	79	117
Non-cash investing and financing activities:
Construction grants deducted from cost of fixed assets (note 7)	49	—	49
      The Company issued shares to redeem the redeemable interest of €278 related to the SC300 venture during the year ended September 30, 2004 (see note 25).
29.     Related Parties
      The Company has transactions in the normal course of business with Associated and Related Companies (“Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Transactions between the Company and ALTIS subsequent to the consolidation of ALTIS during the first quarter of the 2006 financial year are no longer reflected as Related Party transactions (see note 17).
      On April 3, 2006, Siemens disposed of its remaining shareholding in the Company. Transactions between the Company and Siemens subsequent to this date are no longer reflected as Related Party transactions.
      Related Party receivables at September 30, 2005 and 2006 consist of the following:

	2005	2006

Current:
Siemens group — trade (note 13)	145	—
Associated and Related Companies — trade (note 13)	12	8
Siemens group — financial and other (note 15)	18	—
Associated and Related Companies — financial and other (note 15)	5	1
Employee receivables (note 15)	8	7

	188	16

Non-current:
Associated and Related Companies — financial and other (1) (note 18)	67	—
Employee receivables (note 18)	2	2

	69	2

Total Related Party receivables	257	18

(1)	The decrease during the financial year ended September 30, 2006 is primarily related to the initial consolidation of ALTIS.
     Related Party payables at September 30, 2005 and 2006 consist of the following:

	2005	2006

Siemens group — trade (note 19)	61	—
Associated and Related Companies — trade(1) (note 19)	140	80
Associated and Related Companies — financial and other (note 21)	4	9

Total Related Party payables	205	89

(1)	The decrease during the financial year ended September 30, 2006 is primarily related to the initial consolidation of ALTIS.
     Related Party receivables and payables as of September 30, 2006, have been segregated first between amounts owed by or to Siemens group companies and companies in which the Company has an ownership interest, and second based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of products and services. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrue interest at interbank rates.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Transactions with Related Parties during the years ended September 30, 2004, 2005 and 2006, include the following:

	2004	2005	2006

Sales to Related Parties:
Siemens group companies	957	861	322
Associated and Related Companies	69	55	61

Total sales to Related Parties	1,026	916	383

Purchases from Related Parties:
Siemens group companies	264	226	73
Associated and Related Companies(1)	357	615	575

Total purchases from Related Parties	621	841	648

(1)	The decrease during the financial year ended September 30, 2006 is primarily related to the initial consolidation of ALTIS.
     Purchases from Associated and Related Companies during the years ended September 30, 2005 and 2006 are principally related to products purchased from Inotera.
      Interest income from (expense to) Related Parties:

Interest income from Related Parties	2	2	1
Interest expense to Related Parties	—	—	—

	2	2	1

      Sales to Siemens group companies include sales to the Siemens group sales organizations for resale to third parties of €23, €38 and €21 for the years ended September 30, 2004, 2005 and 2006, respectively. Sales are principally conducted through the Company’s own independent sales organization directly to third parties. Where the Company has not established its own independent sales organization in a certain country, a commission is paid to the Siemens group sales organizations where they assist in making sales directly to third parties.
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

30.	Pension Plans
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

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Information with respect to the Company’s pension plans for the years ended September 30, 2004, 2005 and 2006 is presented for German (“Domestic”) plans and non-German (“Foreign”) plans:

	2004		2005		2006

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Accumulated benefit obligations end of year	(226)	(56)	(337)	(64)	(378)	(61)

Change in projected benefit obligations:
Projected benefit obligations beginning of year	(243)	(70)	(271)	(78)	(392)	(85)
Service cost	(14)	(7)	(16)	(7)	(24)	(5)
Interest cost	(13)	(4)	(15)	(4)	(17)	(4)
Actuarial gains (losses)	—	3	(89)	(2)	(13)	8
Business combinations	(1)	(1)	—	—	—	—
Divestitures	1	—	1	4	—	—
New plan created	—	(2)	—	—	—	—
Plan amendments	(3)	—	(8)	—	—	—
Benefits paid	2	1	2	2	3	2
Curtailment gain	—	—	4	1	—	7
Foreign currency effects	—	2	—	(1)	—	2

Projected benefit obligations end of year	(271)	(78)	(392)	(85)	(443)	(75)

Change in fair value of plan assets:
Fair value at beginning of year	143	27	174	30	208	35
Contributions and transfers	19	2	17	4	63	4
Actual return on plan assets	14	3	19	2	14	2
Benefits paid	(2)	(1)	(2)	(2)	(3)	(2)
Foreign currency effects	—	(1)	—	1	—	(1)

Fair value at end of year	174	30	208	35	282	38

Funded status	(97)	(48)	(184)	(50)	(161)	(37)
Unrecognized actuarial (gains) losses	59	2	138	4	144	(8)
Unrecognized prior service cost (benefit)	7	(2)	14	(2)	13	—
Post measurement date contributions	1	1	16	1	16	1

Net asset (liability) recognized	(30)	(47)	(16)	(47)	12	(44)

      The above net liability is recognized as follows in the accompanying consolidated balance sheets as of September 30:

	2004		2005		2006

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Prepaid pension cost	27	—	—	—	—	1
Intangible asset (note 15)	—	—	14	—	13	—
Accumulated other comprehensive income	—	—	85	—	88	—
Accrued pension liabilities (note 23)	(51)	(47)	(115)	(47)	(89)	(45)
Other current liabilities	(6)	—	—	—	—	—

Net liability recognized	(30)	(47)	(16)	(47)	12	(44)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Other current liabilities of €6 at September 30, 2004 related to pension liabilities of the fiber optic business which was held for sale.
      Information for pension plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets are as follows:

	2004		2005		2006

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Projected benefit obligation	271	78	392	85	443	64
Fair value of plan assets	174	30	208	35	282	26
Accumulated benefit obligations	53	51	337	57	378	54
Fair value of plan assets	—	23	208	26	282	26
      The weighted-average assumptions used in calculating the actuarial values for the pension plans are as follows:

	2004		2005		2006

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	Plans	plans

Discount rate	5.8%	5.6%	4.5%	4.8%	4.8%	5.3%
Rate of compensation increase	3.0%	3.7%	2.5%	3.1%	2.5%	1.8%
Projected future pension increases	1.3%	2.6%	1.3%	2.2%	1.8%	2.2%
Expected return on plan assets	6.8%	7.0%	7.3%	6.9%	6.5%	6.9%
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

Plan asset allocation
      As of September 30, 2005 and 2006 the percentage of plan assets invested and the targeted allocation in major asset categories are as follows:

	2005		2006		Targeted Allocation

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	Plans	plans	plans	plans	plans	plans

Equity securities	44%	57%	33%	59%	52%	59%
Debt securities	51%	35%	33%	26%	18%	26%
Other	5%	8%	34%	15%	30%	15%

Total	100%	100%	100%	100%	100%	100%

      The Company’s asset allocation targets for its pension plan assets are based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics, related risk factors, market sensitivity analysis and other relevant factors. The overall allocation is expected to help protect the plans’ funded status while generating sufficiently stable real returns (i.e., net of inflation) to meet current and future benefit payment needs. Due to active portfolio management, the asset allocation may differ from the target allocation up to certain limits for different classes. As a matter of policy, the Company’s pension plans do not invest in shares of Infineon or Qimonda.
      The components of net periodic pension cost for the years ended September 30, 2004, 2005 and 2006 are as follows:

	2004		2005		2006

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Service cost	(14)	(7)	(16)	(7)	(24)	(5)
Interest cost	(13)	(4)	(15)	(4)	(17)	(4)
Expected return on plan assets	11	2	13	2	13	3
Amortization of unrecognized prior service cost	—	—	—	—	(1)	2
Amortization of unrecognized losses	(3)	—	(3)	—	(7)	—
Curtailment gain recognized	—	—	1	1	—	3

Net periodic pension cost (note 8)	(19)	(9)	(20)	(8)	(36)	(1)

      The prior service costs relating to the pension plans are amortized in equal amounts over the expected years of future service of each active employee who is expected to receive benefits from the pension plans.
      Unrecognized gains or losses are included in the net pension cost for the year, if as of the beginning of the year, the unrecognized net gains or losses exceed 10% of the greater of the projected benefit obligation or the market value of the plan assets. The amortization is the excess divided by the average remaining service period of active employees expected to receive benefits under the plan.
      Actuarial gains (losses) amounted to €3, €(91) and €(5) for the financial years ended September 30, 2004, 2005 and 2006, respectively. The increase in actuarial losses in the 2005 financial

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
year was primarily the result of the reduction of the discount rate used to determine the benefit obligation and new mortality tables used in the actuarial calculations for the domestic plans.
      On September 25, 2000, the Company established the Infineon Technologies Pension Trust e.V. (the “Pension Trust”) for the purpose of funding future pension benefit payments for employees in Germany in order to reduce the Company’s exposure to certain risks associated with defined benefit plans. The Company contributed €155 of cash and marketable debt and equity securities, which qualify as plan assets under SFAS No. 87 “Employers’ Accounting for Pensions”, to the Pension Trust for use in funding these pension benefit obligations, thereby reducing accrued pension liabilities.
      In September 2006, Qimonda established a pension trust for the purpose of funding future pension benefit payments for its employees in Germany. A portion of the Company’s pension plan assets have been allocated to Qimonda for periods prior to its formation based on the proportion of Qimonda’s projected benefit obligation to the total Company’s projected benefit obligation. Accordingly, the Company transferred €26 in cash from its Pension Trust into the Qimonda pension trust.
      The effect of employee terminations, in connection with the Company’s restructuring plans (see note 9), on the Company’s pension obligation is reflected as a curtailment in the years ended September 30, 2005 and 2006 pursuant to the provisions of SFAS No. 88 “Employers Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”.
      The future benefit payments, which reflect future service, as appropriate, that are expected to be paid from the Company’s pension plan for the next five financial years and thereafter are as follows:

	Domestic	Foreign
Years ending September 30,	Plans	plans

2007	10	2
2008	8	2
2009	9	2
2010	12	2
2011	13	2
2012 - 2016	80	18
      During the year ended September 30, 2002, the Company established a deferred savings plan for its employees in Germany, whereby a portion of the employee’s salary is invested for a lump sum benefit payment including interest upon retirement. The liability for such future payments of €14 and €17 as of September 30, 2005 and 2006, respectively, is actuarially determined and accounted for on the same basis as the Company’s other pension plans.
      The Company provides post-retirement health care benefits to eligible employees in the United States. The Company recognized net periodic benefit cost of less than €1 for each of the years ended September 30, 2004, 2005 and 2006. The net liability recognized in the accompanying balance sheet was €5 and €4 as of September 30, 2005 and 2006, respectively.

31.	Financial Instruments
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

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2005 and 2006 are as follows:

	2005		2006

	Notional	Fair	Notional	Fair
	amount	value	amount	value

Forward contracts sold:
U.S. dollar	838	(20)	682	1
Japanese yen	9	—	30	—
Singapore dollar	2	—	—	—
Great Britain pound	—	—	1	—
Malaysian Ringgit	—	—	6	—
Forward contracts purchased:
U.S. dollar	195	4	209	(1)
Japanese yen	42	—	24	—
Singapore dollar	23	—	27	—
Great Britain pound	5	—	7	—
Czech Koruna	1	—	—	—
Malaysian Ringgit	32	1	35	—
Other currencies	23	(1)	—	—
Currency Options sold:
U.S. dollar	527	(21)	259	(5)
Currency Options purchased:
U.S. dollar	522	3	252	2
Cross currency interest rate swaps:
U.S. dollar	389	21	—	—
Interest rate swaps	1,442	14	1,200	5
Other	259	(2)	218	9

Fair value, net		(1)		11

      During the year ended September 30, 2004, the Company designated two interest rate swap agreements with a total notional amount of €500, as fair value hedges of a corresponding principal amount of its convertible notes due 2007. The change in fair value of these hedges during the years ended September 30, 2004 and 2005 were €1 and €(5), respectively, and was reflected as part of interest expense. During the fourth quarter of the 2005 financial year the Company de-designated those fair value hedges. The change in fair value since inception of the hedge of €(4) is being amortized into interest expense over the remaining term of the convertible notes.
      The Company entered into interest rate swap agreements with independent financial institutions during the year ended September 30, 2004, which were designated as a cash flow hedge of interest rate fluctuations on forecasted future lease payments during the first 10 years of the Campeon lease agreement (see note 33). The ineffective portion of the cash flow hedge was €0 for the years ended September 30, 2004, 2005, and 2006. The effective portion of €(22) was deferred in other comprehensive income until the commencement of the lease in the first quarter of the 2006 financial year, and is being amortized ratably into lease expense over the lease term of 15 years.
      Interest expense, net was partially offset by gains resulting from interest rate swap agreements in the amount of €22 and €21 for the financial years ended September 30, 2004 and 2005, respectively, and was impacted by a loss of €34 for the financial year ended September 30, 2006.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Gains and losses on derivative financial instruments included in determining net income (loss), with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other non-operating income (expense), were as follows for the years ended September 30:

	2004	2005	2006

Gains (losses) from foreign currency derivatives:
Cost of sales	44	(14)	50
Other non-operating (expense) income	3	(10)	15

	47	(24)	65

Gains (losses) from foreign currency transactions:
Cost of sales	(50)	(5)	(19)
Other non-operating (expense) income	(12)	50	(46)

	(62)	45	(65)

Net losses from foreign currency derivatives and transactions	(15)	21	—

      Fair values of financial instruments are determined using quoted market prices or discounted cash flows. The fair value of the Company’s unsecured term loans and interest-bearing notes payable approximate their carrying values as their interest rates approximate those which could be obtained currently. At September 30, 2006 the convertible notes due 2007 and the convertible notes due 2010 were trading at a 0.2% and a 12.5% premium to par, respectively, based on quoted market values. The fair values of the Company’s cash and cash equivalents, receivables and payables, as well as related-party receivables and payables and other financial instruments approximated their carrying values due to their short-term nature. Marketable securities are recorded at fair value (see note 12).

32.	Risks
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
      Approximately 9,000 of the Company’s employees are covered by collective bargaining agreements. The collective bargaining agreements pertain primarily to certain of the Company’s non-management employees in Germany (affecting approximately 4,700 employees), Austria (affecting approximately 2,300 employees) and France (affecting approximately 2,000 employees including ALTIS). The agreement in Germany is perpetual, but can be terminated by the trade union with a notice of one month prior to March 31, 2007. The agreement in Austria expires on May 1, 2007. The minimum salaries stipulated in the agreement in France are subject to yearly revision coming into effect on January 1st each year. The provisions of these agreements generally remain in effect until replaced by a subsequent agreement. Agreements for periods after expiration are to be negotiated with the respective trade unions through a process of collective negotiations.
33.     Commitments and Contingencies
     Litigation
      In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (DOJ) in connection with its ongoing investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. The Company has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price fixing charges related to DRAM sales to six Original Equipment Manufacturer (OEM) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from the Company.
      Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against the Company, its principal U.S. subsidiary and other DRAM suppliers.
      Sixteen cases were filed between June and September 2002 in several U.S. federal district courts, purporting to be on behalf of a class of individuals and entities who purchased DRAM directly from the various DRAM suppliers during a specified time period (the Direct U.S. Purchaser Class), alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation ordered that these federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pretrial proceedings as part of a Multi District Litigation (MDL).

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      In September 2005, the Company and its principal U.S. subsidiary entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court and to an opportunity for individual class members to opt out of the settlement). Under the terms of the settlement agreement the Company agreed to pay approximately $21 million. In addition to this settlement payment, the Company agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class (after opt-outs) during the settlement period exceeded $208.1 million. The additional amount payable would be calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53%. The Company does not currently expect that any such additional amount will have a material adverse effect on its financial condition or results of operations. The settlement was provisionally approved on May 10, 2006, and the final hearing for approval of the settlement was scheduled for November 1, 2006. As of September 30, 2006, the Company had secured individual settlements with eight direct customers in addition to those OEMs identified by the DOJ (see note 35).
      On April 28, 2006, Unisys Corporation filed a complaint against the Company and its principal U.S. subsidiary, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. On May 5, 2006, Honeywell International Inc. filed a complaint against the Company and its principal U.S. subsidiary, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM. Both of these complaints were filed in the Northern District of California, and have been related to the MDL described above. Both Unisys and Honeywell opted out of the direct purchaser class and settlement, so their claims are not barred by the Company’s settlement with the Direct U.S. Purchaser Class.
      Sixty-four additional cases were filed between August and October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except for one relating to foreign purchasers, which was subsequently dismissed with prejudice) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.
      Twenty-three of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the MDL described above. Nineteen of the 23 transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to San Francisco County Superior Court for pretrial proceedings. The plaintiffs in the indirect purchaser cases outside California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pretrial proceedings. The defendants have filed two motions for judgment on the pleadings directed at several of the claims; these motions are pending. After these have been decided the indirect purchaser plaintiffs in the MDL proceedings will have the opportunity to file any motion for class certification. No trial date has yet been scheduled in the MDL. The Company intends to vigorously defend against the indirect purchaser cases.
      On July 13, 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against the Company, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. On July 14, 2006,

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
the attorneys general of California, Alaska, Arizona, Arkansas, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against the Company, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. On September 8, 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. The Company intends to vigorously defend against both of these actions.
      In April 2003, the Company received a request for information from the European Commission in connection with its investigation of practices in the European market for DRAM ICs. The Company is fully cooperating with the Commission in its investigation.
      In May 2004, the Canadian Competition Bureau advised the Company’s U.S. subsidiary that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. The Company is fully cooperating with the Competition Bureau in its inquiry.
      Between December 2004 and February 2005 two putative class proceedings were filed in the Canadian provinces of Quebec, and one was filed in each of Ontario and British Columbia against the Company, its principal U.S. subsidiary and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. In the British Columbia action, the certification motion has been scheduled for May 2007. In one Quebec class action preliminary motions are to be scheduled early in 2007; the other Quebec action has been stayed pending developments in the one that is going forward. The Company intends to vigorously defend against these proceedings.
      Between September and November 2004 seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of purchasers of the Company’s publicly-traded securities who purchased them during the period from March 2000 to July 2004. The consolidated amended complaint alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In September 2006, the court dismissed the complaint with leave to amend (see note 35).
      The Company believes these claims are without merit and is vigorously defending itself in this action. Because this action is in its early stages, the Company is unable to provide an estimate of the likelihood of an unfavorable outcome to the Company or of the amount or range of potential loss arising from the action. If the outcome of this action is unfavorable, or if the Company incurs substantial legal

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
fees in defending this action regardless of outcome, it may have a material adverse effect on the Company’s financial condition and results of operations. The Company’s directors’ and officers’ insurance carriers have denied coverage in the class action and the Company filed suit against the carriers in December 2005 and August 2006.
      In late 2002, MOSAID filed suit alleging that the Company was violating eleven of its DRAM-related U.S. patents. Subsequently, the Company sought a declaratory judgment that it did not violate these patents, MOSAID filed certain counterclaims, the Company won summary judgment with respect to most of these patents, and MOSAID alleged infringement of additional patents.
      On June 14, 2006, the parties announced that they had settled all pending litigation and appeals, and the outstanding suit was subsequently dismissed with prejudice. As part of the settlement, Infineon and Qimonda have taken a worldwide license to the MOSAID patent portfolio (note 6).
      Tessera Inc. filed a lawsuit in March 2005 alleging that some of the Company’s products were infringing five Tessera patents, and later amended its complaint to allege that the Company had violated U.S. antitrust law, Texas unfair competition law, and Texas business tort law by conspiring to harm the sale of Rambus DRAM (“RDRAM”) chips, thereby injuring Tessera’s ability to license chip packaging technology for RDRAM chips.
      On August 1, 2006, Infineon and Qimonda entered into settlement agreements with Tessera Inc. in respect of all of Tessera’s patent infringement and antitrust claims and all counterclaims and other claims Infineon and Qimonda raised against Tessera. As part of the settlement, Infineon and Qimonda have entered into license agreements with Tessera, effective July 1, 2006, that provide the companies world-wide, nonexclusive, non-transferable and non-sublicensable licenses to use a portfolio of Tessera patents relating to packaging for integrated circuits in Infineon and Qimonda’s production. The license agreements will be effective until May 2012, when they will automatically expire unless the companies notify Tessera by November 2011 that they elect to extend the agreements for an additional five years until May 2017. Upon expiration of the extended term, if any, the companies’ licenses to use the patents covered by the licenses will become fully paid-up and perpetual.
      Under the license agreements, Infineon and Qimonda paid Tessera $10 million and $40 million in license fees in August 2006, respectively, and will pay additional royalty payments over a six-year period based on the volume of components Infineon and Qimonda sell that are subject to the licenses. In the event the companies elect to extend the agreements past their initial term, they will continue to pay royalties at 50% of the rates agreed to for the initial term of the license agreements. Pursuant to the contribution agreement Qimonda entered into with Infineon, Qimonda is required to indemnify Infineon with respect to 80% of the court costs and legal fees that Infineon faces in respect of the Tessera suits (note 6).

Accruals and the Potential Effect of these Lawsuits
      Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of September 30, 2006, the Company had accrued liabilities in the amount of €139 related to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses for the DOJ related and securities class action complaints.
      As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s financial condition and results of operations.
      An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.
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

Contractual Commitments
      The following table summarizes the Company’s commitments with respect to external parties as of September 30, 2006(1)(2):

	Payments Due by Period

		Less
		than	1-2	2-3	3-4	4-5	After
	Total	1 year	years	years	years	years	5 years

Contractual commitments:
Operating lease payments	959	104	91	85	66	64	549
Unconditional purchase commitments	1,396	1,171	153	25	15	11	21
Other long-term commitments	132	66	66	—	—	—	—

Total Commitments	2,487	1,341	310	110	81	75	570

(1)	Certain payments of obligations or expirations of commitments that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of payments or expirations in the particular case. Actual outcomes could differ from those estimates.

(2)	Product purchase commitments associated with continuing capacity reservation agreements are not included in this table, since the purchase prices are based, in part, on future market prices, and are accordingly not accurately quantifiable at September 30, 2006. Purchases under these arrangements aggregated €1,204 for the year ended September 30, 2006.
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

Other Contingencies
      The following table summarizes the Company’s contingencies with respect to external parties, other than those related to litigation, as of September 30, 2006(1):

	Expirations by Period

		Less
		than	1-2	2-3	3-4	4-5	After 5
	Total	1 year	years	years	years	years	years

Maximum potential future payments:
Guarantees(2)	198	6	20	12	—	14	146
Contingent government grants(3)	548	156	129	36	55	27	145

Total contingencies	746	162	149	48	55	41	291

(1)	Certain expirations of contingencies that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of expirations in the particular case. Actual outcomes could differ from those estimates.

(2)	Guarantees are mainly issued for the payment of import duties, rentals of buildings, and contingent obligations related to government grants received.

(3)	Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not otherwise guaranteed and could be refundable if the total project requirements are not met.
     The Company has guarantees outstanding to external parties of €198 as of September 30, 2006. In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of September 30, 2006, such inter-company guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €1,503, of which €1,340 relates to convertible notes issued.
      The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of September 30, 2006, a maximum of €548 of these subsidies could be refundable.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo south of Munich, Germany. The office complex, called Campeon, enables the Company to centralize the majority of its Munich-area employees in one central physical working environment. MoTo was responsible for the construction, which was completed in the second half of 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. The Company occupied Campeon under an operating lease arrangement in October 2005 and completed the gradual move of its employees to this new location in the 2006 financial year. The complex was leased for a period of 20 years. After year 15, the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 in escrow, which was included in restricted cash as of September 30, 2006. Lease payments are subject to limited adjustment based on specified financial ratios related to the Company. The agreement was accounted for as an operating lease, in accordance with SFAS No. 13, with monthly lease payments expensed on a straight-line basis over the lease term.
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
      A tabular reconciliation of the changes in the aggregate product warranty liability for the year ended September 30, 2006 is as follows:

2006

Balance as of September 30, 2005	50
Accrued during the year, net	39
Settled during the year	(38)

Balance as of September 30, 2006	51

34.	Operating Segment and Geographic Information
      The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.
      The Company’s new organizational structure became effective on May 1, 2006, following the legal separation of its memory products business into a stand-alone legal company called Qimonda AG. The results of prior periods have been reclassified to conform to the current period presentation, as well as to facilitate analysis of current and future operating segment information. As a result of the reorganization, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to Infineon’s logic segments.
      The Company operates primarily in three major operating segments, two of which are application focused: Automotive, Industrial & Multimarket, and Communication Solutions; and one of which is product focused: Qimonda. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category pursuant to SFAS No. 131.
      Following the completion of the Qimonda carve-out the Other Operating Segments for the 2005 and 2006 financial years include net sales that Infineon’s 200-millimeter production facility in Dresden records from the sale of wafers to Qimonda under foundry agreements. The Corporate and Eliminations segment reflects the elimination of these intra-group net sales. For the 2004 financial year, the Infineon 200-millimeter production facility in Dresden was part of the Qimonda organization.
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

Automotive, Industrial & Multimarket
      The Automotive, Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in automotive, industrial and security applications, and applications with customer-specific product requirements.

Communication Solutions
      The Communication Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireline and wireless communication applications.

Qimonda
      Qimonda designs memory technologies and develops, manufactures, markets and sells a large variety of memory products on a module, component and chip level.

Other Operating Segments
      Remaining activities for certain product lines that have been disposed of, as well as other business activities, are included in the Other Operating Segments.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Selected segment data for the years ended September 30, 2004, 2005 and 2006 is as follows:

	2004	2005	2006

Net sales:
Automotive, Industrial & Multimarket	2,540	2,516	2,839
Communication Solutions	1,689	1,391	1,205
Other Operating Segments(1)	16	285	310
Corporate and Eliminations(2)	(58)	(258)	(240)

Subtotal	4,187	3,934	4,114

Qimonda	3,008	2,825	3,815

Infineon Group	7,195	6,759	7,929

(1)	Includes inter-segment sales of €273 and €256 for financial years ended September 30, 2005 and 2006, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

(2)	Includes the elimination of inter-segment sales of €273 and €256 for financial years ended September 30, 2005 and 2006, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

	2004	2005	2006

EBIT:
Automotive, Industrial & Multimarket	252	134	246
Communication Solutions	(44)	(295)	(231)
Other Operating Segments	(75)	4	4
Corporate and Eliminations	(39)	(137)	(236)

Subtotal	94	(294)	(217)

Qimonda(1)	162	111	202

Infineon Group	256	(183)	(15)

(1)	EBIT results of Qimonda for the period following its IPO are reported net of minority interest results.

	2004	2005	2006

Depreciation and Amortization:
Automotive, Industrial & Multimarket	370	431	411
Communication Solutions	192	309	246
Other Operating Segments	6	48	45
Corporate and Eliminations	—	—	—

Subtotal	568	788	702

Qimonda	752	528	703

Infineon Group	1,320	1,316	1,405

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)

	2004	2005	2006

Equity in earnings (losses) of Associated Companies:
Automotive, Industrial & Multimarket	—	—	—
Communication Solutions	5	4	(2)
Other Operating Segments	(4)	(2)	—
Corporate and Eliminations	1	10	—

Subtotal	2	12	(2)

Qimonda	(16)	45	80

Infineon Group	(14)	57	78

	2004	2005	2006

Inventories:
Automotive, Industrial & Multimarket	359	336	365
Communication Solutions	232	201	214
Other Operating Segments	1	1	1
Corporate and Eliminations	—	—	—

Subtotal	592	538	580

Qimonda	368	484	622

Infineon Group	960	1,022	1,202

	2005	2006

Goodwill:
Automotive, Industrial & Multimarket	—	—
Communication Solutions	27	22
Other Operating Segments	8	6
Corporate and Eliminations	2	1

Subtotal	37	29

Qimonda	88	72

Infineon Group	125	101

      As of September 30, 2004, raw material and work-in-process of certain common logic production front-end facilities, and work-in-process of the common back-end facilities, were not under the direct control or responsibility of any of the operating segment managers, but rather of the site management. The site management was responsible for the execution of the production schedule, volume and units. Accordingly, this inventory was not attributed to any operating segment, but was included in the corporate and eliminations segment. Only unstarted wafers of the back-end facilities (“chip stock”) and finished goods were attributable to the operating segments and included in the segment information reported to the CODM. As of September 30, 2005 and 2006, all inventories were attributed to the respective operating segment, since they were under the direct control and responsibility of the respective operating segment managers. Prior periods have been reclassified to conform to the current year presentation.
      Certain items are included in corporate and eliminations and are not allocated to the logic segments, consistent with the Company’s internal management reporting. These include certain corporate headquarters’ costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, restructuring charges and employee

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
stock-based compensation expense are included in corporate and eliminations and not allocated to the logic segments for internal or external reporting purposes, since they arise from corporate directed decisions not within the direct control of segment management. Furthermore, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by corporate and eliminations. The Company allocates excess capacity costs based on a foundry model, whereby such allocations are reduced based upon the lead time of order cancellation or modification. Any unabsorbed excess capacity costs are included in corporate and eliminations. Significant components of corporate and elimination EBIT for the years ended September 30, 2004, 2005 and 2006 are as follows:

	2004	2005	2006

Corporate and Eliminations:
Unabsorbed excess capacity costs	(35)	(12)	(33)
Restructuring charges	(17)	(78)	(23)
Stock-based compensation expense	—	—	(25)
Other, net(1)	13	(47)	(155)

Total	(39)	(137)	(236)

(1)	Includes aggregate charges of approximately €80 in the 2006 financial year incurred primarily in connection with the formation of Qimonda, the dilution of the Company’s interest in Qimonda following its IPO, as well as the Company’s sale of Qimonda shares upon exercise of the underwriters’ over-allotment option.
     The following is a summary of net sales and of property, plant and equipment by geographic area for the years ended September 30:

	2004	2005	2006

Net sales:
Germany	1,675	1,354	1,327
Other Europe	1,263	1,210	1,360
North America	1,524	1,504	2,126
Asia/Pacific	2,263	2,223	2,498
Japan	364	332	461
Other	106	136	157

Total	7,195	6,759	7,929

	2004	2005	2006

Property, plant and equipment:
Germany	1,962	1,625	1,279
Other Europe	514	516	638
North America	619	1,093	1,105
Asia/Pacific	490	515	737
Japan	1	2	4
Other	1	—	1

Total	3,587	3,751	3,764

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Revenues from external customers are based on the customers’ billing location. Regional employment data is provided in note 8.
      Except for sales to Siemens, which are discussed in note 29, no single customer accounted for more than 10% of the Company’s sales during the financial years ended September 30, 2004 and 2005. Sales to Siemens were made primarily by the logic segments. No single customer accounted for more than 10% of the Company’s sales during the financial year ended September 30, 2006.
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
      For the financial years ended September 30, 2004, 2005 and 2006, EBIT is determined as follows from the consolidated statements of operations, without adjustment to the U.S. GAAP amounts presented:

	2004	2005	2006

Net (loss) income	61	(312)	(268)
Adjust: Income tax expense	154	120	161
Interest expense, net	41	9	92

EBIT	256	(183)	(15)

35.	Subsequent Events
      During October 2006, following the insolvency of one of the Company’s largest mobile phone customers, BenQ Mobile GmbH & Co OHG, Infineon announced restructuring plans to downsize its workforce. As part of the restructuring, it is expected that a total of approximately 400 employees will be terminated worldwide, thereof almost 200 employees in the German locations of Munich, Salzgitter and Nuremberg. The Company anticipates that the planned restructuring will result in charges of approximately €30 during the first quarter of the 2007 financial year, although the exact amount of the restructuring charges can not be estimated at this time due to the early stage of the negotiations with works councils.
      In connection with the Formation, Infineon and Qimonda entered into a trust agreement under which Infineon holds shares in Inotera in trust for Qimonda until the shares can legally be transferred. This trust agreement provides for Infineon to transfer the shares to Qimonda as and when Infineon receives an exemption from the statutory lock-up. During October 2006, the Taiwanese authorities granted an exemption to the Company to transfer the shares, which is expected to be finalized during the three months ending December 31, 2006.
      On October 11, 2006, the plaintiffs filed a second amended complaint in the U.S. securities class action litigation in the Northern District of California. The Company’s claim against one D&O insurance carrier was dismissed on November 13, 2006. The Company intends to file an appeal against this decision (see note 33).
      On October 23, 2006, the action filed on July 13, 2006 by the New York state attorney general in the U.S. District Court for the Southern District of New York case was made part of the MDL proceeding pending in the Northern District of California (see note 33).

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The settlement agreement with counsel to the Direct U.S. Purchaser Class was approved by the U.S. District Court for the Northern District of California in the hearing held on November 1, 2006 (see note 33).
      In November 2006, Qimonda sold its investment in Ramtron through a private placement. As a result of the sale, Qimonda expects to record a gain of €3 during the three months ending December 31, 2006.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: November 30, 2006
Munich, Germany

Infineon Technologies AG

By:	/s/ DR. WOLFGANG ZIEBART

Dr. Wolfgang Ziebart

Member of the Management Board and
Chief Executive Officer

By:	/s/ PETER J. FISCHL

Peter J. Fischl

Member of the Management Board and
Chief Financial Officer

Exhibit Index

Exhibit			Exhibit	Filing Date	SEC File
Number	Description of Exhibit	Form	Number	with SEC	Number

1.1	Articles of Association (as of February 2006) (English translation)	Filed herewith.
1.2	Rules of Procedure for the Management Board (English translation)	20-F	1.2	December 21, 2000	1-15000
1.3	Rules of Procedure for the Supervisory Board (English translation)	20-F	1.3	November 23, 2005	1-15000
1.4	Rules of Procedure for the Investment Finance and Audit Committee of the Supervisory Board (English translation)	20-F	1.4	November 23, 2005	1-15000
4.3	Patent Cross License Agreement between Infineon and Siemens AG, dated as of February 11, 2000	F-1	10.7	February 18, 2000	333-11508
4.9	Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and Compagnie IBM France, dated as of June 24, 1999	F-1	10.15	February 18, 2000	333-11508
4.13	Terms and Conditions of 4.25% Guaranteed Subordinated Convertible Notes due 2007 in the aggregate nominal amount of EUR 1,000,000,000 (the “Subordinated Convertible Notes”) issued on February 1, 2002 by Infineon Technologies Holding B.V.	20-F	4.33	December 4, 2002	1-15000
4.14	Undertaking for Granting of Conversion Rights from Infineon to JPMorgan Chase Bank for the benefit of the holders of the Subordinated Convertible Notes, dated February 1, 2002	20-F	4.34	December 4, 2002	1-15000
4.15	Subordinated Guarantee of Infineon, as Guarantor, in favor of the holders of Subordinated Convertible Notes, dated February 1, 2002	20-F	4.35	December 4, 2002	1-15000
4.16	Loan Agreement dated February 1, 2002, between Infineon Technologies Holding B.V., as Issuer, and Infineon	20-F	4.36	December 4, 2002	1-15000
4.17	Assignment Agreement dated February 1, 2002, among Infineon Technologies Holding B.V., Infineon and JPMorgan Chase Bank for the benefit of the holders of the Subordinated Convertible Notes	20-F	4.37	December 4, 2002	1-15000
4.18†	Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002	20-F	4.38	December 4, 2002	1-15000
4.19†	Amendments No 1, 2 and 3 to the Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002	20-F	4.19	November 23, 2005	1-15000
4.19.1†	Amendment No. 4 to the Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002	Filed as exhibit 10(i)(I) to the registration statement on form F-1 of Qimonda AG dated August 8, 2006 and incorporated herein by reference
4.20	Terms and Conditions of 5% Guaranteed Subordinated Convertible Notes due 2010 in the aggregate nominal amount of EUR 700,000,000 (the “2010 Notes”) issued on June 5, 2003 by Infineon Technologies Holding B.V.	20-F	4.30	November 21, 2003	1-15000
4.21	Undertaking for Granting of Conversion Rights from Infineon to JPMorgan Chase Bank for the benefit of the holders of the 2010 Notes, dated June 2, 2003	20-F	4.31	November 21, 2003	1-15000
4.22	Subordinated Guarantee of Infineon, as Guarantor, in favor of the holders of 2010 Notes, dated June 2, 2002	20-F	4.32	November 21, 2003	1-15000

Exhibit			Exhibit	Filing Date	SEC File
Number	Description of Exhibit	Form	Number	with SEC	Number

4.23	Loan Agreement dated June 2, 2003, between Infineon Technologies Holding B.V., as Issuer, and Infineon	20-F	4.33	November 21, 2003	1-15000
4.24	Assignment Agreement dated June 2, 2003, among Infineon Technologies Holding B.V., Infineon and JPMorgan Chase Bank for the benefit of the holders of the 2010 Notes	20-F	4.34	November 21, 2003	1-15000
4.25†	Amendment 1, dated June 26, 2003, to Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and Compagnie IBM France, dated as of June 24, 1999	20-F	4.35	November 21, 2003	1-15000
4.25.1†	Amendment 2 effective as of December 31, 2005 to Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and IBM XXI SAS dated as of June 24, 1999.	Filed herewith.
4.26†	Real Estate Leasing Contract between MoTo Object CAMPEON GmbH & Co. KG and Infineon dated as of December 23, 2003, with Supplementary Agreements No 1 and 2 (English translation)	20-F	4.28	November 26, 2004	1-15000
4.27.1	Contribution Agreement (Einbringungsvertrag) between Infineon Technologies AG and Qimonda AG, dated as of April 25, 2006, and addendum thereto, dated as of June 2, 2006 (English translation).	Filed as exhibit 10(i)(A) to the registration statement on form F-1 of Qimonda AG dated August 8, 2006 and incorporated herein by reference
4.27.2	Contribution Agreement (Einbringungsvertrag) between Infineon Holding B.V. and Qimonda AG, dated as of May 4, 2006 (English translation).	Filed as exhibit 10(i)(B) to the registration statement on form F-1 of Qimonda AG dated August 8, 2006 and incorporated herein by reference
4.27.3	Addenda No. 2 and 3 to Contribution Agreement (Einbringungsvertrag) between Infineon Technologies AG and Qimonda AG, dated as of April 25, 2006 (English translation).	Filed as exhibit 4(i)(W) to the annual report on form 20-F of Qimonda AG dated November 21, 2006 and incorporated herein by reference
4.27.4	Trust Agreement between Infineon Technologies AG and Qimonda AG, dated as of April 25, 2006, as amended (English translation).	Filed as exhibit 4(i)(C) to the annual report on form 20-F of Qimonda AG dated November 21, 2006 and incorporated herein by reference
4.27.5	Master Loan Agreement between Qimonda AG and Infineon Technologies Holding B.V., dated April 28, 2006.	Filed as exhibit 10(i)(D) to the registration statement on form F-1 of Qimonda AG dated August 8, 2006 and incorporated herein by reference
4.27.6	Global Services Agreement between Infineon Technologies AG and Qimonda AG, effective May 1, 2006.	Filed as exhibit 10(i)(E) to the registration statement on form F-1 of Qimonda AG dated August 8, 2006 and incorporated herein by reference
4.27.7	Master IT Cost Sharing Agreement by and between Infineon Technologies AG and Qimonda AG, effective May 1, 2006	Filed as exhibit 10(i)(Q) to the registration statement on form F-1 of Qimonda AG dated August 8, 2006 and incorporated herein by reference
8	List of Significant Subsidiaries and Associated Companies of Infineon	Filed herewith.
12.1	Certification of chief executive officer pursuant to Exchange Act Rule 13a-14(a)	Filed herewith.
12.2	Certification of chief financial officer pursuant to Exchange Act Rule 13a-14(a)	Filed herewith.
13	Certificate pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith.
14	Consent of KPMG Deutsche Treuhand-Gesellschaft AG	Filed herewith.

†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission