Form 20-F
period 2007-09-30
INFINEON TECHNOLOGIES AG
filed 2007-12-07
CIK 1107457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☐
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☒
For the fiscal year ended September 30, 2007
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

Am Campeon 1-12,
D-85579 Neubiberg
Federal Republic of Germany
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered

American Depositary Shares, each representing one ordinary share, notional value €2.00 per share Ordinary shares, notional value €2.00 per share*	New York Stock Exchange New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 749,728,635 ordinary shares, notional value €2.00 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

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

Yes ☐ No ☐

INFINEON TECHNOLOGIES AG

ANNUAL REPORT ON FORM 20-F
FOR THE FISCAL YEAR ENDED
SEPTEMBER 30, 2007

CROSS REFERENCES TO FORM 20-F

		Page

PART I:
Item 1:	Identity of Directors, Senior Management and Advisers	n/a
Item 2:	Offer Statistics and Expected Timetable	n/a
Item 3:	Key Information:
	Selected Financial Data	1
	Exchange Rate Information	119
	Risk Factors	42
Item 4:	Information on the Company:
	History and Development of the Company	53
	Business Overview	53
	Organizational Structure	116
	Property, Plant and Equipment	72,90
Item 4A:	Unresolved Staff Comments	none
Item 5:	Operating and Financial Review and Prospects	2
	Operating Results	9
	Liquidity and Capital Resources	22
	Research and Development; Patents and Licenses	77
	Trend Information	37
	Off-Balance Sheet Arrangements	25
	Contractual Obligations	24
Item 6:	Directors, Senior Management and Employees:
	Directors and Senior Management	91
	Compensation	100
	Board Practices	97
	Employees	27
	Share Ownership	109
Item 7:	Major Shareholders and Related Party Transactions:
	Principal Shareholders	109
	Related Party Transactions	110
Item 8:	Financial Information	F-1
	Litigation	83
	Dividend Policy	117
	Significant Changes	117
Item 9:	The Offer and Listing:
	Price History of the Stock	117
	Markets	117
Item 10:	Additional Information:
	Articles of Association	111
	Material Contracts	127
	Exchange Controls	124
	Taxation	119
	Documents on Display	125
	Subsidiary Information	116
Item 11:	Quantitative and Qualitative Disclosure About Market Risk	35
Item 12:	Description of Securities Other Than Equity Securities	n/a

PART II:
Item 13:	Defaults, Dividend Arrearages and Delinquencies	none
Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	none
Item 15:	Controls and Procedures	125
Item 16A:	Audit Committee Financial Expert	126
Item 16B:	Code of Ethics	126
Item 16C:	Principal Accountant Fees and Services	126
Item 16D:	Exemption from the Listing Standards for Audit Committees	127
Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	none

PART III:
Item 18:	Financial Statements	F-1
Item 19:	Exhibits (See Exhibit Index)	—

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Our consolidated financial statements are expressed in Euro. In this annual report, references to “Euro” or “€” are to Euro and references to “U.S. dollars” or “$” are to United States dollars. For convenience, this annual report contains translations of Euro amounts into U.S. dollars at the rate of €1.00 = $1.4219, the noon buying rate of the Federal Reserve Bank of New York for Euro on September 28, 2007. The noon buying rate for Euro on December 6 , 2007 was €1.00 = $1.4638. Our fiscal year ends on September 30 of each year. References to any fiscal year refer to the year ended September 30 of the calendar year specified. In this annual report, references to:

•	“our company” are to Infineon Technologies AG; and

•	“we”, “us” or “Infineon” are to Infineon Technologies AG and, unless the context otherwise requires, to its subsidiaries including Qimonda, and its predecessor, the former semiconductor group of Siemens AG; and

•	“Qimonda” are to Qimonda AG and its subsidiaries, and its predecessor, the former memory products segment of Infineon.

This annual report contains market data that has been prepared or reported by Gartner Inc. and its unit Dataquest, Inc. (together “Gartner Dataquest”), Frost & Sullivan, IC Insights, Inc. (“IC Insights”), iSuppli Corporation (“iSuppli”), IMS Research, Strategy Analytics, Inc. (“Strategy Analytics”), and World Semiconductor Trade Statistics (“WSTS”).

Amounts presented in tabular format may not add up due to rounding.

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

Principal Business Address

Our principal business address is Am Campeon 1-12, D-85579 Neubiberg, Federal Republic of Germany.

iii

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements, the related notes and “Operating and Financial Review”, all of which appear elsewhere in this annual report.

We have derived the selected consolidated statement of operations and cash flow data for the 2003 through 2007 fiscal years and the selected consolidated balance sheet data at September 30, 2003 through 2007 from our consolidated financial statements, which have been prepared in accordance with U.S. GAAP and audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm.

	For the years ended September 30,(1)
	2003	2004	2005	2006	2007	2007(2)(3)
	(in millions, except per share data)

Selected Consolidated Statement of Operations data
Net sales	€6,152	€7,195	€6,759	€7,929	€7,682	$10,923
Cost of goods sold	4,614	4,670	4,909	5,854	6,092	8,662

Gross profit	1,538	2,525	1,850	2,075	1,590	2,261
Research and development expenses	1,089	1,219	1,293	1,249	1,169	1,662
Selling, general and administrative expenses	679	718	655	751	700	995
Restructuring charges(4)	29	17	78	23	45	64
Other operating expense, net	85	257	92	108	46	66

Operating income (loss)	(344)	314	(268)	(56)	(370)	(526)
Interest expense, net	(52)	(41)	(9)	(92)	(33)	(46)
Equity in earnings (losses) of associated companies, net	18	(14)	57	78	117	166
Gain (loss) on subsidiaries and associated company share issuance, net(5)	(2)	2	—	19	—	—
Other non-operating income (expense), net	21	(64)	26	(33)	13	18
Minority interests	8	18	2	(23)	19	27

Income (loss) before income taxes	(351)	215	(192)	(107)	(254)	(361)
Income tax (expense) benefit	(84)	(154)	(120)	(161)	(79)	(112)

Loss before extraordinary loss	(435)	61	(312)	(268)	(333)	(473)
Extraodinary loss, net of tax	—	—	—	—	(35)	(50)

Net income (loss)	€(435)	€61	€(312)	€(268)	€(368)	$(523)

Basic and diluted earnings (loss) per share:
Net (loss) income before extraordinary loss	€(0.60)	€0.08	€(0.42)	€(0.36)	€(0.45)	$(0.64)

Net (loss) income	€(0.60)	€0.08	€(0.42)	€(0.36)	€(0.49)	$(0.70)

Weighted average shares outstanding — basic (millions)	721	735	748	748	749	749
Weighted average shares outstanding — diluted (millions)	721	737	748	748	749	749
Selected Consolidated Balance Sheet data
Cash and cash equivalents	€969	€608	€1,148	€2,040	€1,819	$2,586
Marketable securities	1,784	1,938	858	615	475	675
Working capital (deficit), excluding cash and cash equivalents and marketable securities	419	(124)	186	(279)	137	196
Total assets	10,875	10,864	10,284	11,185	10,679	15,184
Short-term debt and current maturities	149	571	99	797	336	478
Long-term debt, excluding current portion	2,343	1,427	1,566	1,208	1,376	1,957
Shareholders’ equity	5,666	5,978	5,629	5,315	4,914	6,987
Selected Consolidated Cash Flow data(6)
Net cash provided by operating activities	731	1,857	1,090	1,003	1,207	1,716
Net cash used in investing activities	(1,522)	(1,809)	(289)	(853)	(867)	(1,233)
Depreciation and amortization expenses	€1,437	€1,320	€1,316	€1,405	€1,276	$1,814

Notes

(1)	Columns may not add up due to rounding.

(2)	Unaudited.

(3)	Converted from Euro into U.S. dollars at an exchange rate of €1 = $1.4219, which was the noon buying rate on September 28, 2007.

(4)	These charges relate to the implementation of cost-reduction programs.

(5)	In 2003, ProMOS Technologies, Inc. (“ProMOS”) initiated a share repurchase program. In 2004, Inotera Memories, Inc. (“Inotera”) distributed employee bonuses in the form of shares. As a result of these share issuances (repurchases), our interest was diluted (increased), while our proportional share of the shareholders’ equity of these companies increased (decreased). In 2006 Inotera completed an initial public offering on the Taiwanese Stock Exchange and a public offering on the Luxembourg Stock Exchange. As a result of these transactions, we recognized a non-operating gain of €72 million, which was partially offset by a non-operating loss of €53 million resulting from the dilution of our interest in Qimonda following its initial public offering on the New York Stock Exchange.

(6)	Dividends received from associated companies, previously reported as part of cash flows from investing activities in the consolidated statements of cash flows, have been reclassified to cash flows from operating activities.

OPERATING AND FINANCIAL REVIEW

This discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and other financial information included elsewhere in this annual report. Our audited consolidated financial statements have been prepared on the basis of a number of assumptions more fully explained in Note 1 (Description of Business and Basis of Presentation) and Note 2 (Summary of Significant Accounting Policies) to our audited consolidated financial statements appearing elsewhere in this annual report.

Overview of the 2007 Fiscal Year

In our 2007 fiscal year, which ended September 30, both the global economy generally and the semiconductor market (other than for memory products) were slightly stronger than in the prior year. Nevertheless, our results of operations were negatively affected by the strength of the Euro (primarily against the U.S. dollar) and by continued pricing pressure, particularly in our Qimonda segment.

The following were the key developments in our business during the 2007 fiscal year:

•	Despite unfavorable currency exchange rates and pricing pressure, we were able to maintain net sales in our combined logic segments at approximately the same level as in the 2006 fiscal year. In fact, our Automotive, Industrial & Multimarket segment was able to significantly increase net sales in the 2007 fiscal year despite wide pricing pressure. Furthermore, during the 2007 fiscal year, our Communication Solutions segment began to compensate for the decrease in revenues in the wireless business that had resulted from the insolvency of BenQ’s German subsidiary in the 2006 fiscal year. This was achieved by increased shipments of complete mobile phone platform solutions to other leading customers. Overall, our net sales decreased by 3 percent, from €7,929 million in the 2006 fiscal year to €7,682 million in the 2007 fiscal year, primarily due to a 29 percent decline in DRAM prices and the weakening of the U.S. dollar against the Euro, which resulted in a €207 million decrease in net sales in our Qimonda segment.

•	EBIT in our Automotive, Industrial & Multimarket segment further improved primarily due to an increase in net sales. Also, in our Communication Solutions segment, EBIT continued to improve despite a further decline in net sales, as no significant charges were recognized and further cost reduction measures were successfully implemented. The unfavorable market conditions in our Qimonda segment and the loss we incurred from further sales of our interest in Qimonda negatively impacted our results of operations in the 2007 fiscal year. Our net loss increased by 37 percent, from €268 million in the 2006 fiscal year to €368 million in the 2007 fiscal year. Earnings before interest and taxes (EBIT) were negative €15 million in the 2006 fiscal year and negative €256 million in the 2007 fiscal year.

•	Our cash flow from operations increased from €1,003 million in the 2006 fiscal year to €1,207 million in the 2007 fiscal year.

•	In October 2006, we announced our plan to focus our mobile communication activities on business with recently acquired and future customers following the insolvency of BenQ’s German subsidiary. As a result, during the 2007 fiscal year we successfully increased shipments of complete mobile phone platform solutions to several leading customers, including LG Electronics Inc., Seoul, Korea (“LG”), Panasonic Mobile Communications Co. Ltd., Yokohama, Japan (“Panasonic”) and ZTE Corporation, Shenzhen, China (“ZTE”).

•	In addition, we announced that Nokia Oyj, Espoo, Finland (“Nokia”), selected our single-chip solution E-GOLDtmvoice for selected future entry level mobile phones, that Ericsson Mobile Platforms, a business unit of Ericsson AB, Stockholm, Sweden, selected our RF transceiver SMARTi® 3G for their U310 and U360 EDGE/HSDPA platforms and that we signed an agreement with Motorola Inc., Schaumburg, Illinois, USA, to develop a 3G RF transceiver.

•	In April 2007, we entered into a definitive agreement with Avago Technologies, Ltd., San José, California, USA (“Avago”) under which Avago acquired our Polymer Optical Fiber (“POF”) business, based in Regensburg, Germany.

•	During 2007, we announced two acquisitions to further strengthen our activities in communication fields. In June 2007, we entered into an agreement with Texas Instruments Inc. (“TI”) to acquire its DSL Customer Premises Equipment (“CPE”) business. The transaction closed in the fourth quarter of the 2007 fiscal year. In August 2007, we announced the planned acquisition of the mobility products business of LSI Corporation (“LSI”). The transaction closed in October 2007.

•	In September 2007, we executed a combined capital markets offering to further reduce our equity interest in Qimonda. One part of the transaction was a secondary sale by us of 28.75 million Qimonda American Depositary Shares (“ADSs”), reducing our interest in Qimonda to 77.5 percent. In addition, Infineon Technologies Investment B.V., a wholly owned subsidiary of Infineon Technologies AG, issued exchangeable subordinated notes supported by a share lending agreement. The notes are exchangeable for Qimonda ADSs during the exchange period through maturity on August 31, 2010. If all noteholders were to exercise their exchange rights, we would deliver an aggregate of 20.5 million Qimonda ADSs for the redemption of the exchangeable subordinated notes — equivalent to approximately 6 percent of Qimonda’s share capital.

•	In August 2007, we and International Business Machines Corporation, New York, USA (“IBM”) signed an agreement in principle to divest our respective shares in ALTIS Semiconductor S.N.C., Essonnes, France (“ALTIS”) via a sale to Advanced Electronic Systems AG (“AES”). Under the terms of the agreement in principle, AES will purchase the equity, which includes the real estate and technology assets of ALTIS, from us and IBM, and AES agreed to maintain the level of industrial activity of ALTIS. Pursuant to the agreement, we will enter into a two-year supply contract with ALTIS, and IBM and we will license certain manufacturing process technologies to AES for use by ALTIS. The agreement is subject to governmental and regulatory approval and works council consultation.

•	We strengthened our research and development (“R&D”) activities through a strategic cooperation for the development of automotive electronics with Hyundai Motor Company (“Hyundai”) and the expansion of our R&D center in Singapore to better serve the growing demand for products in the energy efficiency, communications and security areas.

•	As part of our ongoing efforts to improve our production processes and expand our production capabilities, we:

•	continued to invest in our first Asian-based front-end power fabrication facility located in Kulim Hi-Tech Park, Malaysia. The maximum capacity will be approximately 100,000 wafer starts per month using 200-millimeter wafers. At the end of the 2007 fiscal year aggregate capital expenditures to date were €379 million and the production was running at 30,000 wafer starts per month. The new facility produces power and logic chips used in industrial and automotive power applications;

•	qualified our 65-nanometer technology at several manufacturing partners and began transfer of our 45-nanometer technology to one of our manufacturing partners;

•	extended our joint development agreements with IBM and its development and manufacturing partners to the 32-nanometer generation. This agreement builds on the success of earlier joint development and manufacturing agreements at 65-nanometer and 45-nanometer;

•	we signed a memorandum of understanding (“MoU”) with Hindustan Semiconductor Manufacturing Corporation (“HSMC”), a newly established semiconductor company, whereby HSMC would license our leading-edge 130-nanometer CMOS process technology. This MoU will help build a foundation for the production of integrated circuits for mobile phones, ID cards and automotives in India for the Indian market.

•	We continued to invest heavily in research and development and achieved a number of significant milestones and product developments during the year:

Energy Efficiency

•	the presentation of the HybridPACKtm power module technology, using the IGBT (Insulated Gate Bipolar Transistor) chip technology, which increases energy efficiency of hybrid drives;

•	the introduction of CIPOStm (Control Integrated Power System) modules, a new family of highly integrated intelligent power modules that contain nearly all of the semiconductor components required to drive electronically controlled variable-speed electric motors, designed to enable energy-efficient operation of consumer appliances such as washing machines and air conditioners, offering efficiencies of up to 94 percent;

•	the announcement of an 8-bit embedded flash microcontroller product family, XC866Hot, that is qualified for high-temperature applications of up to +140°C, diminishing cooling requirements and thus reducing overall system cost in high temperature applications such as motor controls for heating and furnace systems, and electronic controls embedded inside motor drives;

Security

•	the selection of our 32-bit security chip card flash microcontroller family as a winner of the 2006 Sesames Award in the category of Best Hardware for the unique combination of high-security and flash memory at the Cartes Trade Show in Paris;

•	Infineon supplied secure memories and microcontrollers to government ID projects worldwide such as E-Passports in USA, Scandinavia and Hong Kong. By this, Infineon holds a leading position in the Government ID market.

•	the announcement of a new software suite version for the management of computers using Trusted Platform Modules (“TPM”) in enterprise environments, which builds a comprehensive and Windows Vista ready secure solution compliant with the Trusted Computing Group’s (“TCG”) 1.2 specification;

Communications

•	the introduction of the S-GOLD®radio, a single-chip solution for EDGE mobile phones. The S-GOLD®radio significantly reduces system component count, the modem printed circuit board area and the overall engineering bill-of-material;

•	the presentation of two new single-chip RF CMOS transceivers, the SMARTi® PM+ and SMARTi® UE for EDGE and multi-mode 3G mobile phones, respectively;

•	the introduction of Amazon-SE, a new ADSL2+ system-on-a-chip solution for DSL modems and routers that will help drive broadband penetration in emerging markets.

Qimonda

Qimonda likewise achieved a number of significant milestones during the 2007 fiscal year, including:

•	the validation of Qimonda’s DDR3 Memory components and modules on Intel reference platforms;

•	the announcement of an agreement with SanDisk Corporation (“SanDisk”) to jointly develop and manufacture MCPs (Multi-Chip Packages) utilizing SanDisk’s NAND flash and controllers, and Qimonda’s low power mobile DRAM;

•	the sampling of ultra-low power 512 Mbit Mobile-RAM for mobile applications. Qimonda uses a specifically designed 75-nanometer low-power trench technology platform that is the basis for an entire Mobile DRAM product family in this node. The new Mobile-RAM is available as DDR and SDR via bond option and comes with two interfaces (x16/x32) and a single/dual sided pad out to fit any component, MCP, or system in package (“SIP”);

•	the announcement of plans to build a new DRAM module manufacturing facility in Johor, Malaysia. The overall investment for this new DRAM module manufacturing facility, including IT integration, infrastructure and equipment, is expected to total up to €150 million over the next five years;

•	the announcement of plans to build a new 300-millimeter front-end manufacturing facility in Singapore. Depending on the growth and development of the world semiconductor market, Qimonda plans to invest approximately €2 billion in the site over the next five years. With 20,000 square meters of clean room space, the new fab is expected to add 60,000 wafer starts per month to Qimonda’s overall front-end capacity when fully ramped.

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

Our business is organized into three principal operating segments serving various markets in the semiconductor industry:

•	Our Automotive, Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in automotive, industrial and security applications, and applications with customer-specific product requirements.

•	Our Communication Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireline and wireless communication applications.

•	Our majority-owned subsidiary Qimonda designs memory technologies and develops, manufactures, and markets a large variety of memory products on a module, component and chip level.

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

The Semiconductor Industry and Factors that Impact Our Business

Our business and the semiconductor industry generally are highly cyclical and are characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life-cycles and wide fluctuations in product supply and demand. Although these factors affect all segments of our business, they are especially pronounced for Qimonda, are increasingly true for our Communication Solutions segment, and have the least impact on our Automotive, Industrial & Multimarket segment.

     Cyclicality

The industry’s cyclicality results from a complex set of factors, including, in particular, fluctuations in demand for the end products that use semiconductors and fluctuations in the manufacturing capacity available to produce semiconductors. This cyclicality is especially pronounced in the memory portion of the industry. Semiconductor manufacturing facilities (so-called fabrication facilities, or “fabs”) can take several years to plan, construct, and begin operations. Semiconductor manufacturers have in the past made capital investments in plant and equipment during periods of favorable market conditions, in response to anticipated demand growth for semiconductors. If more than one of these newly built fabs comes on-line at about the same time, the supply of chips to the market can be vastly increased. Without sustained growth in demand, this cycle has typically led to manufacturing over-capacity and oversupply of products, which in turn has led to sharp drops in semiconductor prices. When prices drop, manufacturers have in the past cut back on investing in new fabs. As demand for chips grows over time, without additional fabs coming on-line, prices tend to rise, leading to a new cycle of investment. The semiconductor industry has generally been slow to react to declines in demand, due to its capital-intensive nature and the need to make commitments for equipment purchases well in advance of planned expansion.

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

     Substantial Capital and R&D Expenditures

Semiconductor manufacturing is very capital-intensive. The manufacturing capacities that are essential to maintain a competitive cost position require large capital investments. The top 10 capital spenders in the industry, of which we rank number 9 according to IC Insights, account for more than 60 percent of the industry’s projected 2007 capital spending budgets. Manufacturing processes and product designs are based on leading-edge technologies that require considerable research and development expenditures. A high percentage of the cost of operating a fab is fixed; therefore, increases or decreases in capacity utilization can have a significant effect on profitability.

Because pricing, for DRAM products in particular, is market-driven and largely beyond our and Qimonda’s control, a key factor for Qimonda in achieving and maintaining profitability is to continually lower its per-unit costs by reducing total costs and by increasing unit production output through productivity improvements.

To reduce total costs, we and Qimonda also aim to share the costs of research and development and manufacturing facilities with third parties, either by establishing alliances or through the use of foundry facilities for manufacturing. We believe that cooperation in alliances for R&D, as well as manufacturing and foundry partnerships, provide us with a number of important benefits, including the sharing of risks and costs, reductions in our own capital requirements, acquisitions of technical know-how, and access to additional production capacities. Qimonda, for example, is developing future DRAM technologies with feature sizes of 58-nanometer together with Nanya Technology Corporation (“Nanya”). In addition, Qimonda has established foundry relationships with partners in Asia, including Semiconductor Manufacturing International Corporation, Beijing, China (“SMIC”) and Winbond Electronics Corp., Taichung, Taiwan (“Winbond”), to increase its manufacturing capacities, and therefore its potential revenues, without investing in additional manufacturing assets. In our logic business, our principal alliances are with IBM, Chartered Semiconductor Manufacturing Ltd., Singapore (“Chartered Semiconductor”) and Samsung Electronics Co. Ltd., Seoul, Korea (“Samsung”) for CMOS development and manufacturing at 65-nanometer and 45-nanometer process technologies. In May 2007, we extended the joint development agreements with IBM and its development and manufacturing partners to include the 32-nanometer generation. Further, we have established foundry relationships with United Microelectronics Corporation, Taipei, Taiwan (“UMC”) for 130-nanometer and 90-nanometer manufacturing.

We expect to continue to increase unit production output through improvements in manufacturing, which is achieved by producing chips with smaller structure sizes (more bits per chip) and by producing more chips per silicon wafer (by using larger wafers). For DRAM process technology, the majority of Qimonda’s capacity is based on 90-nanometer structure sizes. In addition, 80- and 75-nanometer technologies are currently in ramp-up at Qimonda. Qimonda has extended its 300-millimeter capacity share during the 2007 fiscal year with the continuous ramp-up of the facilities of Inotera Memories Inc. Taoyuan, Taiwan (“Inotera”), its joint venture with Nanya, and the ramp-up of foundry capacities at SMIC in Beijing, China, Winbond in Taichung, Taiwan, and Qimonda’s own facility in Richmond, Virginia, USA.

Qimonda plans to further extend the share of its memory production on 300-millimeter wafers with the continuous ramp-up of the 300-millimeter line in Richmond. In addition, Qimonda has announced plans to start the construction of a new 300-millimeter manufacturing facility in Singapore.

In our logic business, a substantial portion of our capacity is based on 130-nanometer structure sizes. Our 130-nanometer logic process technology, with up to eight layers of copper metallization, is in full production at several manufacturing sites, including our Dresden facility. Additional 130-nanometer process options have been developed to fulfill the needs of specialty applications. Also, our 90-nanometer logic technology is in production. The 65-nanometer technology has been qualified at several manufacturing sites, and the 45-nanometer technology is already undergoing transfer to one of our manufacturing partners.

Within our logic segments, about half of the fab capacity is used for the manufacture of power semiconductors used in automotive and industrial applications. We have manufacturing sites in Regensburg, Germany, in Villach, Austria and are currently ramping-up our new fab in Kulim, Malaysia. We continue to focus on innovation for power semiconductors, introducing power copper metallization and special processes to fabricate ever thinner wafers to optimize electrical resistance.

With our planned additional investment in the Kulim power manufacturing facility, we will increase our manufacturing capacity mainly for automotive and industrial power products by up to 100,000 wafer starts per month using 200-millimeter wafers. At full capacity, this manufacturing facility is expected to employ more than 1,500 people.

     Technological Development and Competition

Sales prices per unit are volatile and generally decline over time due to technological developments and competitive pressure. DRAM products, in particular, are to a large extent commodities. Since most specifications are standardized, customers can switch between suppliers on short notice. This leads to strong competition within the market, especially for standard DRAM products for PC applications, and causes manufacturers to pass cost savings on to their customers in an effort to gain market share. Logic products are generally not commodities, but rather have a certain degree of application specification. Although generally less volatile than those for commodity memory products, unit sales prices for logic products typically decline over time as technological developments occur.

We aim to offset the effects of declining unit sales prices on total net sales by optimizing product mix, by increasing unit sales volume and by continually reducing per-unit production costs. The growth in volume depends in part on productivity improvements in manufacturing. By moving to ever-smaller structure sizes, the number of functional elements has historically doubled approximately every two years. In the area of DRAM products, this trend, often referred to as Moore’s Law, has led to an average growth rate of bit-volumes of between 40 percent and 45 percent per year and, assuming constant costs per square inch of silicon, to an approximately 30 percent cost reduction per bit per year.

     Seasonality

Our sales are affected by seasonal and cyclical influences, with sales historically strongest in our fourth fiscal quarter and weakest in our first fiscal quarter. These short cycles are influenced by longer cycles that are a response to innovative technical solutions from our customers that incorporate our products. The short-term and mid-term cyclicality of our sales reflects the supply and demand fluctuations for the products that contain our semiconductors. If anticipated sales or shipments do not occur when expected, expenses and inventory levels in a given quarter can be disproportionately high, and our results of operations for that quarter, and potentially for future quarters, may be adversely affected.

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

     Acquisition and Divestiture Strategy

A key element of our business strategy is to seek to reduce the time required to develop new technologies and products and bring them to market, and to optimize our existing product offerings, market coverage, engineering workforce, and technological capabilities. We plan to continue to evaluate strategic opportunities as they arise, including business combination transactions, strategic relationships, capital investments, and the purchase or sale of assets.

     Intellectual Property

Due to the high-technology nature of the semiconductor industry, intellectual property (“IP”), meaning intangible assets relating to proprietary technology, is of significant importance. We do not record assets on our balance sheet for self-developed IP. Only IP licensed from others or acquired through a business acquisition is reflected on our balance sheet, and reduced through amortization over its expected useful life. The value of such acquired IP is often complex and difficult to estimate. We also derive modest revenues from the licensing of our IP, generally pursuant to cross licensing arrangements.

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

     Semiconductor Market Conditions in the 2007 Fiscal Year

The growth of the semiconductor market decelerated through the first three quarters of the 2007 calendar year following growth of 9 percent in the 2006 calendar year, according to WSTS. In November 2007, WSTS predicted a growth rate of 4 percent for the full 2007 calendar year. According to WSTS, sales in North America are expected to decrease by 5 percent in the 2007 calendar year. The semiconductor market in Asia/Pacific (excluding Japan) is expected to increase by 7 percent; the Japanese market is expected to grow by 5 percent; and the European market is expected to increase by 3 percent. Sales of non-memory products (logic chips, analog, and discretes), which accounted for 77 percent of the entire market in the first nine months of the 2007 calendar year, are predicted to grow by 4 percent compared with the 2006 calendar year. Sales of memory products are predicted to grow by 2 percent compared with the 2006 calendar year. Gartner Dataquest predicts worldwide growth in the 2007 calendar year of 9 percent for semiconductors in the automotive business. Sales of semiconductors for industrial electronics are predicted to grow by 4 percent, for communication (wireless and wireline) by 1 percent, for data processing by 4 percent and for consumer electronics by 7 percent.

Results of Operations

Results of Operations as a Percentage of Net Sales

The following table presents the various line items in our consolidated statements of operations expressed as percentages of net sales.

	For the years ended September 30,(1)
	2005	2006	2007

Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(72.6)	(73.8)	(79.3)

Gross profit	27.4	26.2	20.7

Research and development expenses	(19.1)	(15.8)	(15.2)
Selling, general and administrative expenses	(9.7)	(9.5)	(9.1)
Restructuring charges	(1.2)	(0.3)	(0.6)
Other operating expense, net	(1.4)	(1.4)	(0.6)

Operating loss	(4.0)	(0.8)	(4.8)

Interest expense, net	(0.1)	(1.2)	(0.4)
Equity in earnings of associated companies, net	0.9	1.0	1.5
Gain on subsidiaries and associated company share issuance, net	0.0	0.2	0.0
Other non-operating income (expense), net	0.4	(0.4)	0.2
Minority interests	0.0	(0.3)	0.2

Loss before income taxes	(2.8)	(1.5)	(3.3)

Income tax expense	(1.8)	(2.0)	(1.0)

Loss before extraordinary loss	(4.6)	(3.5)	(4.3)
Extraordinary loss, net of tax	0.0	0.0	(0.5)

Net loss	(4.6)%	(3.5)%	(4.8)%

(1)	Columns may not add up due to rounding.

Reorganization

Our current organizational structure became effective on May 1, 2006, following the legal separation of our memory products business into the stand-alone legal company Qimonda. The results of prior periods have been reclassified to conform to the current period presentation, as well as to facilitate analysis of current and future operating segment information. As a result of the reorganization, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to Infineon’s logic segments.

We operate primarily in three major operating segments, two of which are application focused: Automotive, Industrial & Multimarket, and Communication Solutions; and one of which is product focused: Qimonda. Further, certain of our remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the FASB Statement of Financial Accounting Standards (“SFAS”) No. 131 “Disclosure about Segments of an Enterprise and Related Information” definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category pursuant to SFAS No. 131.

Following the completion of the Qimonda carve-out, the Other Operating Segments also include net sales and earnings that Infineon’s 200-millimeter production facility in Dresden records from the sale of wafers to Qimonda under foundry agreements. The Corporate and Eliminations segment reflects the elimination of these intra-group net sales and earnings.

Certain amounts in the prior years have been reclassified to conform to the current year presentation. Dividends received from associated companies, previously reported as part of cash flows from investing activities in the consolidated statements of cash flows, have been reclassified to cash flows from operating activities. The consolidated results of operations and overall cash flows have not been affected by these reclassifications.

Net Sales

We generate our revenues primarily from the sale of our semiconductor products and systems solutions. Our semiconductor products include two main categories of semiconductors:

•	Our logic products, which include a wide array of chips and components used in electronic applications ranging from wireless and wireline communication systems, chip cards, automotive electronics and industrial applications.

•	Our memory products, such as DRAM products, which are used in computers and other electronic devices.

We made the majority of our product sales in the 2007 fiscal year through our direct sales force, with approximately 24 percent of net sales from our logic segments and approximately 12 percent of Qimonda’s net sales derived from sales made through distributors.

We derive our license revenue from royalties and license fees earned on technology that we own and license to third parties. This enables us to recover a portion of our research and development expenses, and also often allows us to gain access to manufacturing capacity at foundries through joint licensing and capacity reservation arrangements.

Our net sales fluctuate in response to a mix of factors, including the following:

•	The market prices for our products, particularly our memory products;

•	Our overall product mix and sales volumes;

•	The stage of our products in their respective life cycles; and

•	The effects of competition and competitive pricing strategies.

	For the years ended September 30,
	2005	2006	2007
	(€ in millions, except percentages)

Net sales	6,759	7,929	7,682
Changes year-on-year		17%	(3)%
Of which:
License income	175	29	28
% of net sales	3%	0%	0%
Effect of foreign exchange over prior year	(177)	142	(174)
% of net sales	(3)%	2%	(2)%
Impact of acquisitions over prior year	2	40	16
% of net sales	0%	0%	0%

In the 2007 fiscal year, net sales decreased primarily as a result of the continued revenue decrease in the wireless business of the Communication Solutions’ segment and by the decline of DRAM prices of 29 percent in the Qimonda segment. These effects were not fully offset by volume growth, particularly for automotive and industrial power applications. In the 2006 fiscal year, net sales increased primarily as a result of higher demand for memory products, especially for graphics, mobile and consumer DRAM, as well as healthy growth in the Automotive, Industrial & Multimarket segment, particularly in the automotive and industrial power applications businesses. The decrease in license income in the 2006 fiscal year was mainly driven by the non-recurring license fees from ProMOS recognized in the 2005 fiscal year. The strength of the Euro (primarily against the U.S. dollar) during the 2007 fiscal year negatively impacted net sales, whereas net sales in the 2006 fiscal year were positively impacted by the effect of foreign exchange rates. The effect of foreign exchange over the prior year is calculated as the estimated change in current year sales if the average exchange rate for the preceding year is applied as a constant rate in the current year. The increase in net sales from entities we acquired since the beginning of the prior year reflects primarily the inclusion of a full-year consolidation of sales in the year after the initial acquisition. Net sales for the 2007 fiscal year include the effect of the TI DSL Customer Premises Equipment (“CPE”) acquisition starting August 1, 2007. The main effect in the 2006 fiscal year resulted from the initial consolidation of ALTIS as of December 31, 2005.

Net Sales by Segment

	For the years ended September 30,
	2005		2006		2007
	(€ in millions, except percentages)

Automotive, Industrial & Multimarket	2,516	37%	2,839	36%	3,017	39%
Communication Solutions(1)	1,391	21	1,205	15	1,051	14
Other Operating Segments(2)	285	4	310	4	219	3
Corporate and Eliminations(3)	(258)	(4)	(240)	(3)	(213)	(3)

Subtotal	3,934	58	4,114	52	4,074	53

Qimonda	2,825	42	3,815	48	3,608	47

Total	6,759	100%	7,929	100%	7,682	100%

(1)	Includes inter-segment sales of €30 million for fiscal year ended September 30, 2007, and none in the 2005 and 2006 fiscal years, from sales of wireless communication applications to Qimonda.

(2)	Includes inter-segment sales of €273 million, €256 million and €189 million for fiscal years ended September 30, 2005, 2006 and 2007, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

(3)	Includes the elimination of inter-segment sales of €273 million, €256 million and €219 million for fiscal years ended September 30, 2005, 2006 and 2007, respectively.

•	Automotive, Industrial & Multimarket — In the 2006 fiscal year, the segment experienced healthy growth as sales volumes increased, particularly for automotive and industrial power applications, more than offsetting ongoing pricing pressure caused by technological developments and competition. We experienced strong pricing pressure in the market for chipcard ICs throughout the 2006 fiscal year. Despite continued segment wide pricing pressure we were able to increase net sales in the 2007 fiscal year. The sales growth was mainly driven by continuing strong demand for high power products in industrial applications, an increase of sales for energy efficient devices in industrial and multimarket applications and increasing demand for government ID applications.

•	Communication Solutions — In the 2006 fiscal year, net sales in the Communication Solutions segment declined year-on-year due to a decrease in revenues in the wireless business mainly due to a continued decline in demand for baseband products, as well as ongoing pricing pressure. This decline was partly compensated by a strong increase in revenues in the wireline business. The decline in net sales in the 2007 fiscal year was primarily caused by a continued decrease in revenues in the wireless business mainly driven by the insolvency of BenQ’s German subsidiary as well as ongoing pricing pressure that could not be compensated by increased shipments of complete mobile phone platform solutions to leading customers such as LG, Panasonic, and ZTE. In addition, revenues in the wireline business declined mainly due to the phase-out of our fiber optics business during the 2006 fiscal year.

•	Qimonda — Net sales in the 2006 fiscal year increased compared to the previous year mainly due to increased bit shipments and a favorable U.S. dollar/Euro exchange rate. The higher bit shipments resulted from the ramp-up of Qimonda’s 300-millimeter manufacturing facility in Richmond, the conversion of an increasing share of capacities to 90-nanometer technology, and access to additional capacities of Qimonda’s joint venture partners and foundry partners, as well as the overall demand growth in the DRAM market and Qimonda’s successful diversification in new market segments, particularly with graphic DRAM products. These positive effects were partly offset by price declines in the DRAM market. The majority of Qimonda’s memory products sales reflected 512 Mbit DRAMs in the 2006 fiscal year. Net sales in the 2007 fiscal year decreased by €207 million, or 5 percent, compared to the prior year, primarily due to the 29 percent decline in DRAM prices and the weakening in the U.S. dollar/Euro exchange rate. Offsetting these effects in part were higher bit shipments, which increased 44 percent. In the 2007 fiscal year, considerable progress was made with Qimonda’s diversification strategy by increasing the share of net sales of infrastructures, graphics, mobile and consumer DRAMs, which generally command higher and more stable prices than standard DRAMs. The share of net sales from DRAMs for these products increased to 60 percent in the 2007 fiscal year as compared to 51 percent in the 2006 fiscal year.

The following graph shows the average monthly market prices for DRAM (expressed in 512 Mbit equivalents), as reported by WSTS, for the three years ended September 30, 2007.

DRAM Price Development

The 2007 fiscal year was characterized by steep price declines for DRAM products. After remaining stable until the end of December 2006, prices declined significantly thereafter. We believe that a part of this price decline, especially towards the end of March 2007, was driven by seasonal demand weakness, the effects of an earlier build-up of inventories at original equipment manufacturers (“OEMs”) ahead of the introduction of the new Windows Vista computer operating system, and capacity conversions from NAND to DRAM by some competitors. During the three months ended June 30, 2007, the price decline continued and was amplified by strong DRAM output growth across the industry, driven, we believe, mostly by capacity increases and technology conversions to more efficient technologies. In the three months ended September 30, 2007, prices initially showed signs of improvement, but then resumed their decline and were ultimately on average at the same low level as during the previous three months.

•	Other Operating Segments — Net sales in the 2005, 2006, and 2007 fiscal years were mainly inter-segment sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements which are eliminated in the Corporate and Eliminations segment.

Net Sales by Region and Customer

	For the years ended September 30,
	2005		2006		2007
	(€ in millions, except percentages)

Germany	1,354	20%	1,327	17%	1,164	15%
Other Europe	1,210	18	1,360	17	1,218	16
North America	1,504	22	2,126	27	1,887	25
Asia/Pacific	2,223	33	2,498	31	2,632	34
Japan	332	5	461	6	661	9
Other	136	2	157	2	120	1

Total	6,759	100%	7,929	100%	7,682	100%

In the 2006 fiscal year, our net sales increased in nearly every region, primarily due to higher demand for semiconductor products, in particular for specialty memory products in the consumer electronics and game-console businesses in North America. In the 2007 fiscal year, we experienced a decrease of €247 million in net sales primarily due to general pricing pressure in the Communication Solutions and Qimonda segments. The regional sales decrease in Germany is primarily due to the insolvency of BenQ’s German subsidiary and lower DRAM sales, while the sales increase in the Asia/Pacific region was driven by higher sales volumes, particularly in the Automotive, Industrial & Multimarket and Communication Solutions segments.

The net sales in our Automotive, Industrial & Multimarket segment increased in all regions, with a particularly strong increase in Asia/Pacific and North America. The number of customers in this segment remained stable in the 2007 fiscal year. The top 20 customers in this segment accounted for approximately 62 percent of the segment’s sales in the 2007 fiscal year.

In the Communication Solutions segment, we have seen a further shift of net sales from Europe and North America to the Asia/Pacific region in the 2007 fiscal year. Our top 20 customers in this segment accounted for over 70 percent of its net sales in the 2007 fiscal year.

In the 2007 fiscal year, net sales of Qimonda declined overall due to lower average selling prices, which could not be offset by higher bit shipments. Qimonda’s net sales increased in Asia, due to OEM customers shifting their production to that region, and increased particularly in Japan due to a growth in sales of specialty memory products to consumer electronics and graphics applications. Sales in North America declined correspondingly. Qimonda’s top 20 customers accounted for nearly 77 percent of its net sales in the 2007 fiscal year.

Cost of Goods Sold and Gross Margin

Our cost of goods sold consists principally of:

•	Direct materials, which consist principally of raw wafer costs;

•	Labor costs;

•	Overhead, including maintenance of production equipment, indirect materials, utilities and royalties;

•	Depreciation and amortization;

•	Subcontracted expenses for assembly and test services;

•	Production support, including facilities, utilities, quality control, automated systems and management functions; and

•	Foundry production costs.

In addition to factors that affect our revenue, our gross margin is impacted by:

•	Factory utilization rates and related idle capacity costs;

•	Amortization of purchased intangible assets;

•	Product warranty costs;

•	Provisions for excess or obsolete inventories; and

•	Government grants, which are recognized over the remaining useful life of the related manufacturing assets.

We include in cost of goods sold the cost of inventory purchased from our joint ventures and other associated and related companies such as ALTIS (consolidated since December 31, 2005) and Inotera. Our purchases from these associated and related companies amounted to €615 million in the 2005 fiscal year, €575 million in the 2006 fiscal year, and €593 million in the 2007 fiscal year.

	For the years ended September 30,
	2005	2006	2007
	(€ in millions, except percentages)

Cost of goods sold	4,909	5,854	6,092
Changes year-on-year		19%	4%
% of net sales	73%	74%	79%
Gross margin	27%	26%	21%

In the 2006 fiscal year our gross margin worsened slightly compared to the 2005 fiscal year due to the lower gross margin of the Qimonda segment primarily as a result of lower levels of license income and strong pricing pressure for DDR2 memories in the first quarter of the 2006 fiscal year. This effect was largely offset by improved gross margin in the Automotive, Industrial & Multimarket and the Communication Solutions segments, particularly due to lower idle capacity costs. Our gross margin decreased in the 2007 fiscal year, primarily as a result of a strong deterioration of the gross margin in the Qimonda segment, resulting from exchange rate effects, DRAM price development in the 2007 year, and inventory devaluations. The gross margin in our other segments remained broadly unchanged from the prior year.

•	Automotive, Industrial & Multimarket — In the 2006 fiscal year, our gross margin increased mainly due to a reduction in idle capacity costs. The gross margin remained on the same level in the 2007 fiscal year, as pricing pressure and certain corporate overhead expenses that resulted from the Qimonda carve out were compensated with productivity measures.

•	Communication Solutions — In the 2006 fiscal year, gross margin improved, mainly as a result of lower idle capacity costs and the successful implementation of productivity measures, which more than offset the inventory write-downs resulting from the insolvency of BenQ’s German subsidiary. In the 2007 fiscal year, the gross margin of this segment remained stable.

•	Qimonda — The gross margin decreased slightly during the 2006 fiscal year, primarily as a result of the lower level of license income. The Qimonda gross margin was under particular pressure early in the 2006 fiscal year when pricing pressure was higher, and improved later in the fiscal year. The gross margin decreased from 20 percent in the 2006 fiscal year to 6 percent in the 2007 fiscal year, primarily due to lower average selling prices, the weakening of the U.S. dollar, and inventory write downs of €85 million. These negative effects could not be offset by lower production costs per unit resulting from increased manufacturing productivity.

Research and Development Expenses

Research and development (“R&D”) expenses consist primarily of salaries and benefits for research and development personnel, materials costs, depreciation and maintenance of equipment used in our research and development efforts, and contracted technology development costs. R&D expenses also include our joint technology development arrangements with partners such as Nanya and IBM.

We continue to focus our investments on the development of leading-edge manufacturing technologies and products with high potential for growth and profitability.

	For the years ended September 30,
	2005	2006	2007
	(€ in millions, except percentages)

Research and development expenses	1,293	1,249	1,169
Changes year-on-year		(3)%	(6)%
% of net sales	19%	16%	15%
Government subsidies	50	67	115
% of net sales	1%	1%	1%

Some of our R&D projects qualify for subsidies from local and regional governments where we do business. If the criteria to receive a grant are met, the subsidies received reduce R&D expenses over the project term as expenses are incurred.

•	Automotive, Industrial & Multimarket — In the 2006 fiscal year, R&D expenses remained approximately on the same level as in the 2005 fiscal year in absolute terms and slightly decreased as a percentage of net sales. In the 2007 fiscal year, R&D expenses remained stable as a percentage of net sales and slightly increased in absolute terms mainly driven by automotive and industrial applications.

•	Communication Solutions — In the 2006 fiscal year, R&D expenses declined in absolute terms but remained stable as a percentage of net sales as the effect of previously implemented efficiency programs was realized. In the 2007 fiscal year, R&D expenses continued to decline in absolute terms and remained stable as a percentage of net sales, reflecting the implementation of cost reduction measures in response to the insolvency of BenQ’s German subsidiary.

•	Qimonda — In the 2006 fiscal year, R&D expenses increased in absolute terms due to Qimonda’s effort to strengthen its development capabilities with respect to next-generation memory technologies and the further diversification of its portfolio of memory products, but decreased as a percentage of net sales due to the growth in net sales. In the 2007 fiscal year, R&D expenses decreased due to the completion of R&D work on 80-nanometer and 75-nanometer technology platforms earlier in the 2007 fiscal year, and the focus on production support research before development efforts on 58-nanometer technology platform took off towards the end of the 2007 fiscal year. Qimonda also initiated cost saving measures in order to increase the productivity of development efforts.

Selling, General and Administrative (SG&A) Expenses

Selling expenses consist primarily of salaries and benefits for personnel engaged in sales and marketing activities, costs of customer samples, other marketing incentives, and related marketing expenses.

General and administrative expenses consist primarily of salaries and benefits for administrative personnel, non-manufacturing related overhead costs, consultancy, legal and other fees for professional services, recruitment and training expenses.

	For the years ended September 30,
	2005	2006	2007
	(€ in millions, except percentages)

Selling, general and administrative expenses	655	751	700
Changes year-on-year		15%	(7)%
% of net sales	10%	9%	9%

Selling and administrative expenses in the 2006 fiscal year increased primarily due to charges of €28 million incurred in connection with the insolvency of BenQ’s German subsidiary, expenses of €16 million related to the formation and carve-out of Qimonda, and stock-based compensation costs of €12 million. In the 2007 fiscal year, selling and administrative expenses decreased in absolute terms as a result of cost saving measures and the non-recurrence of the unusual charges from the 2006 fiscal year. As a percentage of net sales, selling and administrative expenses remained unchanged in 2007.

Other Items Affecting Earnings

	For the years ended September 30,
	2005	2006	2007
	(€ in millions, except percentages)

Restructuring charges	78	23	45
% of net sales	1%	0%	1%
Other operating expense, net	92	108	46
% of net sales	1%	1%	1%
Equity in earnings of associated companies, net	57	78	117
% of net sales	1%	1%	2%
Gain on subsidiaries and associated company share issuance, net	—	19	—
% of net sales	0%	0%	0%
Other non-operating income (expense), net	26	(33)	13
% of net sales	0%	0%	0%
Extraordinary loss, net of tax	—	—	(35)
% of net sales	0%	0%	0%

Restructuring Charges.  During the 2005 fiscal year, we announced restructuring measures aimed at reducing costs, downsizing certain portions of our workforce, and consolidating certain functions and operations. As part of the restructuring measures, we agreed upon plans to terminate approximately 350 employees. The terminations were primarily the result of the close down of fiber optics operations in Germany and the United States, and were completed in the 2006 fiscal year. In addition, we took measures to restructure our chip manufacturing within the manufacturing cluster Munich-Perlach, Regensburg and Villach. Production from Munich-Perlach was transferred primarily to Regensburg and to a lesser extent to Villach. Manufacturing at Munich-Perlach was phased out in March 2007. As part of the restructuring, we reduced our workforce by approximately 600 employees. During the 2006 fiscal year, we announced restructuring plans to downsize our workforce at ALTIS and at our chip card back-end activities in order to maintain competitiveness and reduce cost. As part of these restructuring measures, we agreed upon plans to terminate approximately 390 employees and recorded restructuring charges in the 2007 fiscal year. During the 2007 fiscal year, we took further restructuring measures, mainly in response to the insolvency of one of our largest mobile phone customers, BenQ Mobile GmbH & Co. OHG, and in order to further streamline certain research and development locations. Approximately 280 jobs are affected worldwide, thereof approximately 120 in the German locations Munich, Salzgitter and Nuremberg. A large portion of these restructuring measures have been completed during the 2007 fiscal year. The Infineon Complexity Reduction program (“ICoRe”) was launched in the first quarter of the 2007 fiscal year to reduce costs and seek added efficiencies by optimizing process flows. This program is expected to have only limited impact on our workforce.

Other Operating Expense, net.  In the 2005 fiscal year, other operating expense, net included a net charge of €96 million resulting primarily from the reorganization of certain communication businesses and goodwill and other intangible assets impairment charges. In the 2006 fiscal year, other operating expense, net consisted mainly of goodwill and intangible assets impairment charges of €38 million, antitrust related charges of €23 million, the settlement of litigation with Tessera of €37 million, and a loss of €12 million in connection with our sale of Qimonda ADSs following its initial public offering. In the 2007 fiscal year, other operating expense, net consisted primarily of gains from the sale of the POF business of €17 million and from the sale of the Sci-Worx business of €3 million, and losses of €84 million from the sale of an additional 28.75 million Qimonda ADSs.

Equity in Earnings of Associated Companies, net.  Our principal associated company is currently Inotera. Inotera is a DRAM manufacturer and our equity in its earnings has been sensitive to fluctuations in the price of DRAM and is reflected in the results of Qimonda. In each of the 2005, 2006 and 2007 fiscal years, Inotera contributed the majority of our equity in earnings from associated companies, reflecting the start of volume production by that joint venture in the 2005 fiscal year. In the 2007 fiscal year, equity in earnings of associated companies, net were €117 million.

Gain on Subsidiaries and Associated Company Share Issuance, net.  In August 2006, Qimonda successfully completed an initial public offering on the New York Stock Exchange of 42 million ADSs, together with 6.3 million ADSs from Infineon in an over-allotment option, at a price of US$13 per share. We realized a non-operating loss of €53 million from the dilution of our interest in Qimonda in connection with its initial public offering.

In March and May 2006, Inotera successfully completed an initial public offering on the Taiwanese Stock Exchange of 200 million ordinary shares and a public offering on the Luxembourg Stock Exchange of 40 million global depositary shares (representing 400 million ordinary shares), each at an issuance price of NT$33 per ordinary share. As a result of these transactions, we recognized a non-operating gain of €72 million.

Other Non-Operating Income (Expense), net.  Other non-operating income and expense consists of various items in different periods not directly related to our principal operations, including gains and losses on sales of marketable securities. In the 2005 fiscal year, other non-operating income, net included €40 million related to net gains from foreign currency derivatives and foreign currency transactions and a gain of €13 million realized on the sale of our venture capital activities, partially offset by investment-related impairment charges of €29 million. In the 2006 fiscal year, other non-operating expense, net consisted mainly of €31 million related to net losses from foreign currency derivatives and foreign currency transactions and investment-related impairment charges of €13 million. In the 2007 fiscal year, other non-operating income, net included primarily gains and losses from financial instruments transactions.

Extraordinary Loss, net of tax.  During the quarter ended March 31, 2007, we entered into agreements with Molstanda Vermietungsgesellschaft mbH (“Molstanda”) and a financial institution. Molstanda is the owner of a parcel of land located in the vicinity of our headquarters south of Munich. Pursuant to FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51” (“FIN 46R”), we determined that Molstanda is a variable interest entity since it does not have sufficient equity to demonstrate that it could finance its activities without additional financial support, and as a result of the agreements we became its primary beneficiary. Accordingly, we consolidated the assets and liabilities of Molstanda beginning in the second quarter of the 2007 fiscal year. Since Molstanda is not considered a business pursuant to FIN 46R, the €35 million excess in fair value of liabilities assumed and consolidated of €76 million, over the fair value of the newly consolidated identifiable assets of €41 million, was recorded as an extraordinary loss during the second quarter of the 2007 fiscal year. Due to our cumulative loss situation no tax benefit was provided on this loss. We subsequently acquired the majority of the outstanding capital of Molstanda during the fourth quarter of the 2007 fiscal year. In August 2007, we entered into an agreement to sell part of the acquired parcel of land to a third party developer-lessor in connection with the construction and lease of Qimonda’s new headquarters office in the south of Munich.

Earnings Before Interest and Taxes (EBIT)

We define EBIT as earnings (loss) before interest and taxes. Our management uses EBIT as a measure to establish budgets and operational goals, to manage our business and to evaluate its performance. We report EBIT information because we believe that it provides investors with meaningful information about our operating performance and especially about the performance of our separate operating segments. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, we find a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for us to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing. EBIT is determined from the consolidated statements of operations as follows:

	For the years ended September 30,
	2005	2006	2007
	(€ in millions)

Net loss	(312)	(268)	(368)
Add: Income tax expense	120	161	79
Interest expense, net	9	92	33

EBIT	(183)	(15)	(256)

EBIT of our separate reporting segments were as follows:

	For the years ended September 30,
	2005	2006	2007
	(€ in millions)

Automotive, Industrial & Multimarket	134	246	300
Communication Solutions	(295)	(231)	(160)
Other Operating Segments	4	4	(12)
Corporate and Eliminations	(137)	(236)	(177)

Subtotal	(294)	(217)	(49)

Qimonda(1)	111	202	(207)

Total	(183)	(15)	(256)

(1)	EBIT of Qimonda for the period following its IPO are reported net of minority interest’s results.

EBIT reflects the combined effects of the following EBIT developments of our reporting segments:

•	Automotive, Industrial & Multimarket — The EBIT improvement in the 2006 fiscal year was mainly due to higher sales volumes and improved gross margin, partially offset by continued strong price pressure especially in the automotive and chipcard businesses, costs related to product transfers in connection with the phase-out of production at Munich-Perlach, and costs incurred in connection with our production site in Kulim, Malaysia. In the 2007 fiscal year, EBIT further improved due to an increase in net sales and despite being negatively impacted by additional corporate expense allocations subsequent to the Qimonda carve out. In addition, a €17 million gain was realized from the sale of our POF business in June 2007 to Avago, which also had a positive impact on EBIT in the 2007 fiscal year.

•	Communication Solutions — In the 2006 fiscal year, EBIT was negatively impacted by charges aggregating €91 million, primarily in connection with allowances recorded in response to the insolvency of BenQ’s German subsidiary. Despite these charges, EBIT improved in the 2006 fiscal year mainly due to lower idle capacity costs and the implementation of cost reduction measures. In the 2007 fiscal year, EBIT continued to improve despite a further decline in net sales, as no significant charges were recognized and further cost reduction measures were successfully implemented.

•	Qimonda — In the 2006 fiscal year, EBIT increased primarily due to sales volume growth, higher bit shipments and a favorable U.S. dollar/Euro exchange rate compared to the 2005 fiscal year. In the 2007 fiscal year, EBIT decreased significantly primarily due to deteriorating conditions in the DRAM market and inventory write-downs, resulting from negative DRAM price development and the weakening of the U.S. dollar with respect to the Euro.

•	Other Operating Segments — EBIT in the 2005 fiscal year was positively impacted by a gain of €13 million realized on the sale of our venture capital activities. EBIT in the 2006 fiscal year remained unchanged compared to the 2005 fiscal year. In the 2007 fiscal year, EBIT was negatively impacted by a downward adjustment of transfer prices resulting from the 200-millimeter wafer supply agreement between Infineon and Qimonda.

•	Corporate and Elimination — EBIT declined in the 2006 fiscal year mainly due to aggregate charges of approximately €80 million incurred in connection with the formation of Qimonda, the dilution of our interest in Qimonda following its IPO, and our sale of Qimonda shares in that offering. In the 2007 fiscal year, EBIT of this segment was positively impacted by a reduction in idle production capacities at ALTIS compared to the 2006 fiscal year, a revision to accrued personnel costs of €22 million, and a decrease in stock option expenses of €13 million. On the other hand, we incurred a loss of €84 million from the sale of an additional 28.75 million Qimonda ADSs in the 2007 fiscal year, which was recorded in this segment. Also, restructuring expenses increased by €22 million in comparison to the 2006 fiscal year.

Interest Expense, Net

We derive interest income primarily from cash and cash equivalents and marketable securities. Interest expense is primarily attributable to bank loans and convertible/exchangeable notes, and is net of interest capitalized on manufacturing facilities under construction.

	For the years ended September 30,
	2005	2006	2007
	(€ in millions, except percentages)

Interest expense, net	(9)	(92)	(33)
% of net sales	0%	(1)%	0%

Interest expense in the 2005, 2006 and 2007 fiscal years relates principally to the convertible subordinated notes that we issued in February 2002 and in June 2003. The increase in interest expense, net in the 2006 fiscal year primarily reflects the drawdown of US$345 million under our syndicated credit facility to finance the expansion of Qimonda’s Richmond manufacturing facility and a reduction in income from interest rate swaps resulting from increased variable interest rates and, to a lesser extent, interest on outstanding tax obligations and a reduction in capitalized interest. In February 2007, we redeemed the remaining outstanding principal of the convertible subordinated notes issued in 2002, which resulted in a decrease in interest expense in the 2007 fiscal year.

Income Taxes

	For the years ended September 30,
	2005	2006	2007
	(€ in millions, except percentages)

Income tax expense	(120)	(161)	(79)
% of net sales	(2)%	(2)%	(1)%
Effective tax rate	(63)%	(150)%	(31)%

Generally, deferred tax assets in tax jurisdictions that have a three-year cumulative loss are subject to a valuation allowance excluding the impact of forecasted future taxable income. In the 2005, 2006, and 2007 fiscal years we continued to have a three-year cumulative loss in certain tax jurisdictions and, accordingly, we recorded increases to the valuation allowance of €192 million, €292 million, and

€226 million in those periods, respectively. We assess our deferred tax asset position on a regular basis. Our ability to realize benefits from our deferred tax assets is dependent on our ability to generate future taxable income sufficient to utilize tax loss carry-forwards or tax credits before expiration. We expect to continue to recognize no tax benefits in these jurisdictions until we have ceased to be in a cumulative loss position for the preceding three-year period.

Net Loss

In the 2005 fiscal year, the net loss incurred resulted primarily from the combination of lower revenues and gross margin, long-term asset impairments, restructuring measures and tax expense. In the 2006 fiscal year, the net loss incurred was primarily due to charges resulting from allowances recorded in response to the insolvency of BenQ’s German subsidiary, losses recognized in connection with the initial public offering of Qimonda, and the settlement of litigation. In addition, in the 2006 fiscal year we began to recognize the fair value of employee stock options in earnings, which further contributed to the net loss incurred. In the 2007 fiscal year, the most significant factor contributing to the increase in net loss was the significant deterioration in EBIT of Qimonda, from positive €202 million in the 2006 fiscal year to negative €207 million in the 2007 fiscal year, which resulted from the deterioration in memory product prices and a weaker U.S. dollar, and a consequent significant decrease in Qimonda’s gross margin. Also contributing to the net loss incurred in the 2007 fiscal year were the loss of €84 million resulting from the sale of an additional 28.75 million Qimonda ADSs, restructuring charges of €45 million, and the extraordinary loss of €35 million resulting from the consolidation of Molstanda.

Financial Condition

	As of September 30,
			% Change
	2006	2007	year-on-year
	(€ in millions, except percentages)

Current assets	5,681	5,278	(7)%
Non-current assets	5,504	5,401	(2)%

Total assets	11,185	10,679	(5)%

Current liabilities	3,305	2,847	(14)%
Non-current liabilities	1,725	1,885	9%

Total liabilities	5,030	4,732	(6)%

Minority Interests	840	1,033	23%

Shareholders’ equity	5,315	4,914	(8)%

As of September 30, 2007, our total assets and current assets decreased in comparison to the prior year end, primarily due to decreased trade accounts receivable and decreased cash and cash equivalents. Trade accounts receivable decreased primarily as a result of the decrease in fourth quarter sales by €452 million to €1,838 million compared with the fourth quarter of the 2006 fiscal year. The decrease of cash and cash equivalents resulted primarily from the redemption during the 2007 fiscal year of convertible subordinated notes due 2007 in the principal outstanding amount of €640 million.

Non-current assets decreased slightly at the end of the 2007 fiscal year compared with the prior year end, as capital expenditures were more than offset by depreciation, amortization, and impairment charges during the year.

Total liabilities and current liabilities decreased as of September 30, 2007 compared with the prior year end, mainly due to the redemption of convertible subordinated notes due 2007 in the principal outstanding amount of €640 million. The increase in non-current liabilities is primarily due to the issuance during the 2007 fiscal year of subordinated notes exchangeable for Qimonda ADSs in the principal amount of €215 million. The increase in minority interests resulted primarily from the sale of an additional 28.75 million Qimonda ADSs, for net proceeds of €216 million.

Financial Ratios

	As of September 30,
	2005	2006	2007

Non-current asset intensity(1)	56%	49%	51%
Current asset intensity(2)	44%	51%	49%
Degree of wear of fixed assets(3)	67%	72%	72%
Depreciation rate of fixed assets(4)	11%	10%	9%
Inventory intensity(5)	10%	11%	11%
Inventory turnover(6)	6.8	7.1	6.4
Inventory turnover in days(7)	53	50	57
Days sales outstanding(8)	53	50	50
Equity ratio(9)	55%	48%	46%
Return on equity(10)	(5)%	(5)%	(7)%
Return on assets(11)	(3)%	(2)%	(3)%
Equity-to-fixed-assets ratio(12)	150%	141%	135%
Debt-to-equity ratio(13)	30%	38%	35%

The aforementioned financial condition ratios are calculated as follows:

(1)	Non-current asset intensity = non-current assets / total assets

(2)	Current asset intensity = current assets / total assets

(3)	Degree of wear of fixed assets = accumulated depreciation on fixed assets / historical costs of fixed assets at the end of the fiscal year

(4)	Depreciation rate of fixed assets = annual depreciation of fixed assets / historical costs of fixed assets at the end of the fiscal year

(5)	Inventory intensity = inventory / total assets

(6)	Inventory turnover = annual net sales / average inventory

(7)	Inventory turnover in days = average inventory x 360 days / annual net sales

(8)	Days sales outstanding = average accounts receivable x 360 days / annual net sales

(9)	Equity ratio = equity / total assets

(10)	Return on equity = net income (loss) for the year / average equity

(11)	Return on assets = net income (loss) for the year / average total assets

(12)	Equity-to-fixed-assets ratio = equity / property, plant and equipment

(13)	Debt-to-equity ratio = (short-term debt + long-term debt) / equity

The average of a balance sheet position is calculated as the arithmetic average of the amount as of the balance sheet dates of the current and the prior years.

In the 2006 fiscal year, our equity ratio decreased principally due to the net loss during the year. At September 30, 2006, our equity ratio was 48 percent, a 7 percentage point decrease from September 30, 2005. At September 30, 2007, our equity ratio was 46 percent, a 2 percentage point decrease from September 30, 2006, principally due to the net loss incurred.

In the 2006 fiscal year, the return on equity remained unchanged at negative 5 percent and the return on assets improved to negative 2 percent due to a smaller net loss and increased total assets compared to the 2005 fiscal year. In the 2007 fiscal year, the return on equity decreased to negative 7 percent and the return on assets decreased to negative 3 percent, due to a higher net loss and decreased total assets compared to the 2006 fiscal year.

The equity-to-fixed-assets ratio decreased to 141 percent in the 2006 fiscal year from 150 percent in the prior year as a result of the net loss. In the 2007 fiscal year, the equity-to-fixed-assets ratio further decreased to 135 percent, mainly as a result of the net loss.

In the 2006 fiscal year, the increase in debt-to-equity ratio to 38 percent, compared to 30 percent in the 2005 fiscal year, was mainly attributable to the drawdown of US$345 million under our syndicated credit facility during the 2006 fiscal year to finance the expansion of our Richmond manufacturing facility. In the 2007 fiscal year, the debt-to-equity ratio decreased to 35 percent, primarily due to the full redemption of the principal outstanding amount of €640 million of convertible subordinated notes, partially offset by the issuance of €215 million in exchangeable subordinated notes due in 2010.

Liquidity

Cash Flow

Our consolidated statements of cash flows show the sources and uses of cash and cash equivalents during the reported periods. They are of key importance for the evaluation of our financial position.

Cash flows from investing and financing activities are both indirectly determined based on payments and receipts. Cash flows from operating activities are determined indirectly from net loss. The changes in balance sheet items have been adjusted for the effects of foreign currency exchange fluctuations and for changes in the scope of consolidation. Therefore, they do not conform to the corresponding changes in the respective balance sheet line items.

	For the years ended September 30,
	2005	2006	2007
	(€ in millions)

Net cash provided by operating activities	1,090	1,003	1,207
Net cash used in investing activities(1)	(289)	(853)	(867)
Net cash provided by (used in) financing activities	(266)	762	(521)
Cash and cash equivalents at end of year	1,148	2,040	1,819

(1)	In the 2006 fiscal year the amount includes a €119 million cash increase as a result of the initial consolidation of ALTIS.

Cash provided by operating activities in the 2007 fiscal year resulted mainly from the net loss of €368 million, which is net of non-cash charges for depreciation and amortization of €1,276 million and impairment charges of €40 million. Cash provided by operating activities was positively impacted by a decrease of trade accounts receivable and other current assets of €386 million, and negatively impacted by an increase in inventories and a decrease in other current liabilities aggregating to €185 million.

Cash used in investing activities in the 2007 fiscal year mainly reflects capital expenditures of €1,375 million, principally to expand and equip our manufacturing facilities in Kulim, Malacca, Batam, Villach and Regensburg in the logic segments and the DRAM manufacturing facilities in Richmond, Dresden and Porto, as well as net proceeds from net sales of marketable securities of €133 million, proceeds from sale of business activities and interests in subsidiaries of €273 million, and cash inflows of €156 million from a sale and leaseback transaction of 200-millimeter equipment that Qimonda entered into in September 2007.

Cash used in financing activities in the 2007 fiscal year principally relates to the redemption of convertible subordinated notes due 2007 in the principal outstanding amount of €640 million, which was in part offset by the proceeds of the issuance of €215 million in exchangeable subordinated notes due 2010.

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

	For the years ended September 30,
	2005	2006	2007
	(€ in millions)

Net cash provided by operating activities	1,090	1,003	1,207
Net cash used in investing activities(1)	(289)	(853)	(867)
Sales of marketable securities, net	(1,082)	(238)	(133)

Free cash flow	(281)	(88)	207

(1)	In the 2006 fiscal year, the amount includes a €119 million cash increase as a result of the initial consolidation of ALTIS.

Net Cash Position

The following table presents our gross and net cash positions and the maturity of debt. It is not intended to be a forecast of cash available in future periods.

	Payments due by period
		Less
		than	1-2	2-3	3-4	4-5	After
As of September 30, 2007	Total	1 year	years	years	years	years	5 years
	(€ in millions)

Cash and cash equivalents	1,819	1,819	—	—	—	—	—
Marketable securities	475	475	—	—	—	—	—

Gross cash position	2,294	2,294	—	—	—	—	—
Less
Long-term debt	1,376	—	207	1,002	95	26	46
Short-term debt and current maturities	336	336	—	—	—	—	—

Total financial debt	1,712	336	207	1,002	95	26	46

Net cash position	582	1,958	(207)	(1,002)	(95)	(26)	(46)

Our gross cash position — representing cash and cash equivalents, plus marketable securities — decreased to €2,294 million at September 30, 2007, compared with €2,655 million at the prior year end. The decrease was mainly due to the net effect of the redemption of convertible subordinated notes due 2007 in the principal outstanding amount of €640 million and the proceeds from the issuance of €215 million in subordinated notes due 2010 exchangeable for Qimonda ADSs.

Long-term debt principally consists of convertible and exchangeable subordinated notes that were issued in order to strengthen our liquidity position and allow us more financial flexibility in conducting our business operations. The total outstanding convertible and exchangeable notes as of September 30, 2007 amounted to €915 million.

On February 6, 2002, we issued €1,000 million in convertible subordinated notes due 2007 at par in an underwritten offering to institutional investors in Europe. During the 2004 fiscal year we redeemed €360 million of these notes. On February 6, 2007, we redeemed the remaining notes at the principal outstanding amount of €640 million.

On June 5, 2003, we issued €700 million in convertible subordinated notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 68.4 million ordinary shares of our company, at a conversion price of €10.23 per share through maturity.

On September 26, 2007, we issued €215 million in exchangeable subordinated notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are unsecured and accrue interest at 1.375 percent per year. The notes are exchangeable for a maximum of 20.5 million Qimonda ADSs, at an exchange price of €10.48 per ADS at any time during the exchange period through maturity, corresponding to an exchange premium of 35 percent.

Our net cash position — meaning cash and cash equivalents, plus marketable securities, less total financial debt — decreased by €68 million to €582 million at September 30, 2007, compared with €650 million at September 30, 2006, principally due to dividend payments to minority interest holders.

To secure our cash position and to keep flexibility with regards to liquidity, we have implemented a policy with risk limits for the amounts deposited with respect to the counterparty, credit rating, sector, duration, credit support and type of instrument.

Capital Requirements

We require capital in our 2008 fiscal year to:

•	Finance our operations;

•	Make scheduled debt payments;

•	Settle contingencies if they occur; and

•	Make planned capital expenditures.

We expect to meet these requirements through:

•	Cash flows generated from operations;

•	Cash on hand and securities we can sell; and

•	Available credit facilities.

As of September 30, 2007, we require funds for the 2008 fiscal year aggregating €1,658 million, consisting of €336 million for short-term debt payments and €1,322 million for commitments. In addition, we may need up to €150 million for currently known and estimable contingencies. We also plan to invest between approximately €1.1 billion and €1.2 billion in capital expenditures. We have a gross cash position of €2,294 million as of September 30, 2007, and also the ability to draw funds from available credit facilities of €946 million.

Commitments and Contingencies

	Payments Due/Expirations by Period
		Less
		than	1-2	2-3	3-4	4-5	After
As of September 30, 2007(1)(2)	Total	1 year	years	years	years	years	5 years
	(€ in millions)

Contractual commitments:
Operating lease payments	870	90	78	65	62	57	518
Unconditional purchase commitments	1,212	1,161	29	11	6	1	4
Other commitments	77	71	2	2	1	1	—

Total commitments	2,159	1,322	109	78	69	59	522

Other contingencies:
Guarantees(3)	209	25	22	1	14	30	117
Contingent government grants(4)	462	125	40	56	171	30	40

Total contingencies	671	150	62	57	185	60	157

(1)	Certain payments of obligations or expiration of commitments that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table, based on our estimate of the reasonably likely timing of payments or expirations in each particular case. Actual outcomes could differ from those estimates.

(2)	Product purchase commitments associated with capacity reservation agreements are not included in this table, since the purchase prices are based, in part, on future market prices, and are accordingly not quantifiable at September 30, 2007. Purchases under such agreements aggregated €1,165 million for the year ended September 30, 2007.

(3)	Guarantees are mainly issued for the payment of import duties, rentals of buildings and contingent obligations related to government grants received.

(4)	Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not guaranteed otherwise and could be refundable if the total project requirements are not met.

The above table should be read together with note 35 to our consolidated financial statements for the year ended September 30, 2007.

Off-Balance Sheet Arrangements

We issue guarantees in the normal course of business, mainly for the payment of import duties, rentals of buildings and contingent obligations related to government grants received. As of September 30, 2007, the undiscounted amount of potential future payments for guarantees was €209 million.

Capital Expenditures

	For the years ended September 30,
	2005	2006	2007
	(€ in millions)

Non-memory businesses(1)	442	567	496
Qimonda	926	686	879

Total	1,368	1,253	1,375

(1)	Includes elimination of inter-segment transfers of €149 million, €37 million and €2 million for fiscal years ended September 30, 2005, 2006 and 2007, respectively.

Depending on our business situation we currently expect to invest between approximately €1.1 billion and €1.2 billion in capital expenditures in the 2008 fiscal year, principally for our manufacturing facilities in Richmond, Virginia, and Kulim, Malaysia. We also constantly seek to improve productivity and upgrade technology at existing facilities, especially in Dresden, Germany. As of September 30, 2007, €361 million of this amount was committed and included in unconditional purchase commitments. Due to the lead times between ordering and delivery of equipment, a substantial amount of capital expenditures typically is committed well in advance. Approximately 60 percent of these expected capital expenditures will be made in the front-end and back-end facilities of Qimonda.

Credit Facilities

We have established both short- and long-term credit facilities with a number of different financial institutions in order to meet our anticipated funding requirements. These facilities, which aggregate €1,620 million, of which €946 million remained available at September 30, 2007, comprise the following:

			As of September 30, 2007
	Nature of financial		Aggregate
Term	institution commitment	Purpose/intended use	facility	Drawn	Available
			(€ in millions)

Short-term	firm commitment	working capital, guarantees	164	127	37
Short-term	no firm commitment	working capital, cash management	336	28	308
Long-term(1)	firm commitment	general corporate purposes	766	165	601
Long-term(1)	firm commitment	project finance	354	354	—

Total			1,620	674	946

(1)	Including current maturities.

In September 2004, we executed a US$400/€400 million syndicated credit facility with a five-year term, which was subsequently reduced to US$345/€300 million in August 2006. The facility consists of two tranches. Tranche A is a term loan intended to finance the expansion of the Richmond, Virginia, manufacturing facility. In January 2006, we drew US$345 million under Tranche A, on the basis of a repayment schedule that foresees equal installments falling due in March and September each year. At September 30, 2007, US$235 million was outstanding under Tranche A. Tranche B, which is a €300 million multicurrency revolving facility to be used for general corporate purposes, remained available and undrawn at September 30, 2007. The facility has customary financial covenants, and drawings bear interest at market-related rates that are linked to financial performance. The lenders of this credit facility have been granted a negative pledge relating to the future financial indebtedness of our company with certain permitted encumbrances. In September 2007, we extended our credit lines by €300 million in additional short-term bilateral commitments from lenders of the facility described above under the same terms and conditions applicable to Tranche B.

In September 2007, Qimonda entered into a sale and leaseback transaction of 200-millimeter equipment. The four-year lease is accounted for as a capital lease, whereby the present value of the lease payments is reflected as a capital lease obligation.

At September 30, 2007, we were in compliance with our debt covenants under the relevant facilities.

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

Taking into consideration the financial resources available to us, including our internally generated funds and currently available banking facilities, we believe that we will be in a position to fund our capital requirements in the 2008 fiscal year.

Pension Plan Funding

Our projected pension benefit obligation, which considers future compensation increases, amounted to €469 million at September 30, 2007, compared to €518 million at September 30, 2006. The fair value of plan assets as of September 30, 2007 was €412 million, compared to €320 million as of September 30, 2006.

The actual return on plan assets between the last measurement dates amounted to 9.6 percent, or €27 million, for domestic (German) plans and 9.8 percent, or €4 million, for foreign plans, compared to the expected return on plan assets for that period of 6.1 percent for domestic plans and 6.9 percent for foreign plans. We have estimated the return on plan assets for the next fiscal year to be 6.5 percent, or €24 million, for domestic plans and 7.0 percent, or €3 million, for foreign plans.

At September 30, 2006 and 2007, the combined funding status of our pension plans reflected an under-funding of €198 million and €57 million, respectively. Due to the significant improvement of the combined funding status of our pension plans, we intend to make lower contributions to our pension plans during the 2008 fiscal year, compared to those made during the 2007 fiscal year.

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

Employees

The following table indicates the composition of our workforce by function and region at the end of the fiscal years indicated.

	As of September 30,
	2005	2006	2007

Function:
Production	25,114	29,641	30,210
Research & Development	7,401	7,745	8,339
Sales & Marketing	2,016	2,101	2,223
Administrative	1,909	2,164	2,307

Total	36,440	41,651	43,079

Region:
Germany	16,119	15,736	15,223
Europe	5,482	7,244	7,739
North America	3,193	3,295	3,536
Asia/Pacific	11,451	15,148	16,365
Japan	158	187	216
Other	37	41	—

Total	36,440	41,651	43,079

Of the total workforce, 9,606, 11,802 and 13,481 as of September 30, 2005, 2006 and 2007, respectively, were employees of Qimonda.

In the 2005 and 2006 fiscal years, our headcount increased principally due to the expansion of manufacturing capacities in Malaysia and China. The increase of our headcount in Europe during the 2006 fiscal year resulted mainly from the first-time consolidation of ALTIS as of December 31, 2005. In the 2007 fiscal year, the number of employees in our logic segments decreased in Germany primarily as a result of the phase out of manufacturing at Munich-Perlach, and the restructuring program initiated following the insolvency of BenQ’s German subsidiary, but increased in the Asia/Pacific region due to expansion of production in Kulim, Malaysia, and research and development in Malaysia and China. With respect to Qimonda, its number of employees increased by approximately 1,700 principally due to capacity increases especially in the production areas in Suzhou, Porto and Dresden.

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

Revenue Recognition

We generally market our products to a wide variety of customers and a network of distributors. Our policy is to record revenue when persuasive evidence of an arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. We record reductions to revenue for estimated product returns and allowances for discounts and price protection, based on actual historical experience, at the time the related revenue is recognized. We establish reserves for sales discounts, price protection allowances and product returns based upon our evaluation of a variety of factors, including industry demand. This process requires the exercise of substantial judgments in evaluating the above-mentioned factors and requires material estimates, including forecasted demand, returns and industry pricing assumptions.

In future periods, we may be required to accrue additional provisions due to (1) deterioration in the semiconductor pricing environment, (2) reductions in anticipated demand for semiconductor products or (3) lack of market acceptance for new products. If these or other factors result in a significant adjustment to sales discount and price protection allowances, they could significantly impact our future operating results.

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

Recoverability of Long-Lived Assets

Our business is extremely capital-intensive, and requires a significant investment in property, plant and equipment. Due to rapid technological change in the semiconductor industry, we anticipate the level of capital expenditures to be significant in future periods. During the 2007 fiscal year, we spent €1,375 million on purchases of property, plant and equipment. At September 30, 2007, the carrying value of our property, plant and equipment was €3,647 million. We have acquired other businesses, which resulted in the generation of significant amounts of long-lived intangible assets, including goodwill. At September 30, 2007, we had long-lived intangible assets of €232 million.

In accordance with the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, we test goodwill and indefinite life intangible assets for impairment at least once a year.

We also review long-lived assets, including intangible assets, for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or discounted estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows.

We tested goodwill for impairment and recognized impairment charges of €18 million and €7 million during the fiscal years ended September 30, 2005 and 2006, respectively. The goodwill impairment charges in the 2006 fiscal year related primarily to our acquisition of Savan and Sci-Worx, while the impairment charges in the 2005 fiscal year related primarily to goodwill arising from our acquisition of ADMtek Inc. in 2004. We did not recognize any material goodwill impairment charges in the 2007 fiscal year.

Valuation of Inventory

Historically, the semiconductor industry has experienced periods of extreme volatility in product demand and in industry capacity, resulting in significant price fluctuations. Since semiconductor demand is concentrated in such highly-volatile industries as wireless communications, wireline communications and the computer industry, this volatility can be extreme. This volatility has also resulted in significant fluctuations in price within relatively short time-frames. The average daily “spot” market price for 512 Mbit DRAM as reported by DRAMeXchange fell from US$6.36 on December 29, 2006 to US$1.70 on May 22, 2007, a drop of 73.3 percent in less than five months. We believe that a part of this price decline, especially towards the end of March 2007, was driven by seasonal demand weakness, the effects of an earlier build-up of inventories at OEMs ahead of the introduction of the new Windows Vista computer operating system, and capacity conversions from NAND to DRAM by some competitors, following severe price erosion in the NAND flash area. During the three months ended June 30, 2007, the price decline continued and was amplified by strong DRAM output growth across the industry, driven, we believe, mostly by capacity increases and technology conversions to more efficient technologies. Although prices for DRAM products improved slightly in July 2007 as compared to June 2007, in August 2007 market prices resumed the decline and the average daily “spot” market price for 512 Mbit DRAM as reported by DRAMeXchange declined to US$1.45 on September 27, 2007.

As a matter of policy, we value inventory at the lower of cost or market price. We review the recoverability of inventory based on regular monitoring of the size and composition of inventory positions, current economic events and market conditions, projected future product demand, and the pricing environment. This evaluation is inherently judgmental and requires material estimates, including both forecasted product demand and pricing environment, both of which may be susceptible to significant change. At September 30, 2007, total inventory was €1,217 million.

In future periods, write-downs of inventory may be necessary due to (1) reduced semiconductor demand in the industries we serve, including the computer industry and the wireless and wireline communications industries, (2) technological obsolescence due to rapid developments of new products and technological improvements, or (3) changes in economic or other events and conditions that impact the market price for our products. These factors could result in adjustments to the valuation of inventory in future periods, and significantly impact our future operating results.

Recoverability of Long-Term Investments

We have made a series of investments in companies that are principally engaged in the research and development, design, and manufacture of semiconductors and related products. At September 30, 2007, the carrying value of our long-term investments totaled €652 million.

Our accounting policy is to record an impairment of investments when the decline in fair value below carrying value is other-than-temporary. We assess declines in the value of investments to determine whether such decline is other-than-temporary, thereby rendering the investment impaired. This assessment is made by considering available evidence including changes in general market conditions, specific industry and investee data, the length of time and the extent to which the fair value has been less than cost, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. We did not incur any material impairment charges of long-term investments in the 2007 fiscal year as a result of such impairment tests.

At September 30, 2007, our most significant long-term investment was Qimonda’s investment in Inotera, which is a publicly traded joint venture with Nanya.

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

Realization of Deferred Tax Assets

At September 30, 2007, total net deferred tax assets were €598 million. Included in this amount are the tax benefits of net operating loss and credit carry-forwards of approximately €456 million, net of the valuation allowance. These tax loss and credit carry-forwards generally do not expire under current law.

We evaluate our deferred tax asset position and the need for a valuation allowance on a regular basis. The assessment requires the exercise of judgment on the part of our management with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon our ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since we have incurred a cumulative loss in certain tax jurisdictions over the three-year period ended September 30, 2007, the impact of forecasted future taxable income is excluded from such an assessment. For these tax jurisdictions, the assessment was therefore based only on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods.

As a result of this assessment, we increased the deferred tax asset valuation allowance in the 2006 and 2007 fiscal years by €292 million and €226 million, respectively, in order to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in the future. We expect to continue to recognize low levels of deferred tax benefits in the 2008 fiscal year, until such time as taxable income is generated in tax jurisdictions that would enable us to utilize our tax loss carry-forwards in those jurisdictions.

The recorded amount of total deferred tax assets could be reduced if our estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize tax loss and credit carry-forwards in the future.

Purchase Accounting

We have acquired businesses, including the DSL CPE business of TI in the 2007 fiscal year. This acquisition did not result in any in-process research and development costs, but generated long-lived intangible assets and goodwill.

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

We account for our pension-benefit liabilities and related postretirement benefit costs pursuant to SFAS No. 87, “Employers’ Accounting for Pensions”. We offer defined benefit pension plans, which generally specify the amount of pension benefit that each employee will receive for services performed during a specified period of employment. The amount of the employer’s periodic contribution to a defined benefit pension plan is based on the total pension benefits that could be earned by all eligible participants.

Generally, if our total contribution to our pension plans for the period is not equal to the amount of net periodic pension cost as determined by the provisions of SFAS No. 87, we recognize the difference either as a liability or as an asset. Effective September 30, 2007, we adopted the recognition provision of SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, whereby we recognize the over-funded or under-funded status of our defined benefit postretirement plans as an asset or liability in our consolidated balance sheet. Changes in funded status will be recognized in the year in which the changes occur through other comprehensive income.

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

The pension liabilities are equal to the PBO when the assumptions used to calculate the PBO such as discount rate, compensation increase rate and projected future pension increases are achieved. In the case of funded plans, the market value of the external assets is offset against the benefit obligations. The net liability or asset recorded on the consolidated balance sheets is equal to the under- or over-funding of the PBO in this case, when the expected return on plan assets is subsequently realized.

Differences between actual experience and the assumptions made for the compensation increase rate and projected future pension increases, as well as the differences between actual and expected returns on plan assets, generally result in the unrecognized actuarial gains or losses, which are reflected as a separate component of shareholders’ equity.

Consolidated Statements of Operations.  The recognized expense related to pension plans and similar commitments in the consolidated statements of operations is referred to as net periodic pension cost (“NPPC”) and consists of several separately calculated and presented components, including service cost, which is the actuarial net present value of the part of the PBO for the service rendered in the respective fiscal year; the interest cost for the expense derived from the addition of accrued interest on the PBO at the end of the preceding fiscal year on the basis of the identified discount rate; and the expected return on plan assets in the case of funded benefit plans. Actuarial gains and losses, resulting for example from an adjustment of the discount rate, and asset gains and losses, resulting from a deviation of actual and expected return on plan assets, are included in the net pension cost for the fiscal year if, as of the beginning of the fiscal year, the unrecognized net gains or losses exceed 10 percent of the greater of the projected benefit obligation or the market value of the plan assets. The amortization is the excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

In the consolidated statements of operations, NPPC is allocated among functional costs (cost of sales, research and development expenses, selling and general administrative expenses), according to the function of the employee groups accruing benefits.

In the consolidated statements of operations, NPPC expenses before income taxes for our pension plans for the fiscal years ended September 30, 2005, 2006 and 2007, were €28 million, €37 million and €41 million, respectively.

The consolidated balance sheets include the following significant components related to pension plans and similar commitments:

	As of September 30,
	2006	2007
	(€ in millions)

Accumulated other comprehensive income	87	42
Less income tax effect	—	3

Accumulated other comprehensive income, net of income taxes	87	45

Non-current pension assets	—	60
Current pension liabilities	—	5
Non-current pension liabilities	134	111

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

In the consolidated statements of cash flows, our principal pension and other postretirement benefits resulted in net cash used in operating activities of €4 million, €5 million and €8 million in the fiscal years ended September 30, 2005, 2006 and 2007, respectively.

Pension benefits — Sensitivity Analysis.  A one percentage point change in the established assumptions used for the calculation of the NPPC for the 2008 fiscal year would result in the following impact on the NPPC for the 2008 fiscal year:

	Effect on net periodic pension costs
	One percentage	One percentage
	increase	decrease
	(€ in millions)

Discount rate	(5)	3
Rate of compensation increase	3	(4)
Rate of projected future pension increases	1	(2)
Expected return on plan assets	(4)	4

Increases and decreases in the discount rate, rate of compensation increase and rate of projected future pension increases which are used in determining the PBO do not have a symmetrical effect on NPPC primarily due to the compound interest effect created when determining the present value of the future pension benefit. If more than one of the assumptions were changed simultaneously, the impact would not necessarily be the same as would be the case if only one assumption were changed in isolation.

For a discussion of our current funding status and the impact of these critical assumptions, see note 32 to our consolidated financial statements for the year ended September 30, 2007.

Contingencies

We are subject to various legal actions and claims, including intellectual property matters, that arise in and outside the normal course of business. Current proceedings are described under the heading “Business — Legal Matters”.

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

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109” (“FIN 48”), which defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainty. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The provisions of FIN 48 are effective for us as of October 1, 2007. We are in the process of determining the impact, if any, that the adoption of FIN 48 will have on our company’s consolidated financial position and results of operations.

In September 2006, the FASB released SFAS No. 157, “Fair Value Measurements”, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard also responds to investors’ requests for more information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for our company in the fiscal year beginning on October 1, 2008, and interim periods within that fiscal year. We will adopt SFAS No. 157 on October 1, 2008 on a prospective basis.

In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization (“Recognition Provision”). We adopted the Recognition Provision of SFAS No. 158 as of the end of the fiscal year ended September 30, 2007. The incremental effects of the implementation of the Recognition Provision on the individual line items in the September 30, 2007 consolidated balance sheet are shown in note 32 to our consolidated financial statements. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions (“Measurement Date Provision”). We currently measure the funded status of our plans annually on June 30. The Measurement Date Provision is effective for our company as of the end of the fiscal year ending September 30, 2009. We do not expect the change in the annual measurement date to September 30 to have a significant impact on our consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities and other eligible items at fair value, which are not otherwise currently required to be measured at fair value. Under SFAS No. 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront cost and fees associated with the item for which the fair value option is elected. Entities electing the fair value option are required to distinguish on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. If elected, SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted as of the beginning of a fiscal year provided that the entity also early adopts all of the requirements of SFAS No. 157. We are currently evaluating whether to elect the option provided for in this standard.

International Financial Reporting Standards (IFRS)

Pursuant to a regulation of the European Union (the “EU”) and the German Commercial Code, we will be required to report our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) no later than for the fiscal year ending September 30, 2008.

We will prepare our first IFRS consolidated statements as of September 30, 2008 as required by the EU and the German Commercial Code. As of the date of this report, we have substantially completed the identification of differences between U.S. GAAP and IFRS with respect to accounting standards that were final and effective as of September 30, 2007. However, the impact of the adoption of IFRS on our company will be subject to the issuance of final versions of IFRS standards that currently have draft status, and the degree of convergence achieved between U.S. GAAP and IFRS by the date of adoption. Accordingly, we are not yet in a position to provide a complete quantitative analysis of the impact that the adoption of IFRS will have on our consolidated financial statements.

The primary differences between U.S. GAAP and IFRS standards that were final and effective as of September 30, 2007, which would have impacted our company’s consolidated financial statements as of and for the year ended September 30, 2007, are the following:

•	Under U.S. GAAP, development costs are expensed as incurred. IFRS requires capitalization and amortization of development costs when specific criteria are met.

•	Our convertible and exchangeable subordinated notes are accounted for differently under U.S. GAAP and IFRS. Under U.S. GAAP, the convertible and exchangeable subordinated notes are recorded in their entirety as debt and accreted to face value through maturity. In contrast to U.S. GAAP, under IFRS the convertible and exchangeable notes are considered hybrid financial instruments that require bifurcation into a debt component which is accreted through maturity, and a conversion right component which is classified as equity.

•	Employee benefits are accounted for differently under U.S. GAAP and IFRS. We currently intend to adopt the so called SoRIE approach (“Statement of Recognized Income and Expense”) under IAS 19, “Employee Benefits”, for accounting for pension and other post employment benefits. Under the SoRIE approach, the funded status of defined benefit plans is recognized in the consolidated balance sheets, and actuarial gains and losses are recorded in a “consolidated statement of recognized income and expense” which is presented in lieu of a statement in changes of equity. Unlike U.S. GAAP, under the IFRS application of the SoRIE approach there is no recycling of actuarial gains and losses previously recorded in the statement of other comprehensive income (loss) through the consolidated statements of operations in subsequent periods.

•	The adjustments described above will also result in differences between the carrying amount of assets and liabilities in the consolidated financial statements and their tax bases, which will give rise to additional deferred tax assets and liabilities. Furthermore, there are additional differences between U.S. GAAP and IFRS in areas of accounting such as deferred tax treatment of intra-group transfers and temporary differences arising at the initial recognition of certain assets and liabilities.

The above listing of differences between U.S. GAAP and IFRS standards that are expected to impact our company is not intended to be all-inclusive. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed above.

Quantitative and Qualitative Disclosure about Market Risk

The following discussion should be read in conjunction with notes 2, 33 and 34 to our consolidated financial statements for the year ended September 30, 2007.

Market risk is the risk of loss related to adverse changes in market prices of financial instruments, including those related to commodity prices, foreign exchange rates and interest rates. We are exposed to various financial market risks in the ordinary course of business transactions, primarily resulting from changes in commodity prices, foreign exchange rates and interest rates. We enter into diverse financial transactions with multiple counterparties to limit such risks. Derivative instruments are used only for hedging purposes and not for trading or speculative purposes.

Commodity Price Risk

A significant portion of the business of Qimonda is exposed to fluctuations in market prices for standard DRAM products. For these products, the sales price responds to market forces in a way similar to that of other commodities. This price volatility can be extreme and has resulted in significant fluctuations within relatively short time-frames. Qimonda attempts to mitigate the effects of volatility by continuously improving its cost position, by entering into new strategic partnerships and by focusing its product portfolio on application-specific products that are subject to less volatility, such as DRAM products for infrastructure, graphics, mobile and consumer applications.

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

Foreign Exchange and Interest Risk

Although we prepare our consolidated financial statements in Euro, major portions of our sales volumes as well as costs relating to the design, production and manufacturing of products are denominated in U.S. dollars. As a multinational company, our activities in markets around the world create cash flows in a number of different currencies. Exchange rate fluctuations may have substantial effects on our sales, our costs and our overall results of operations.

The table below provides information about our derivative financial instruments that are sensitive to changes in foreign currency exchange and interest rates as of the end of our 2007 fiscal year. For foreign currency exchange forward contracts related to certain sale and purchase transactions and debt service payments denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual foreign exchange rates. At September 30, 2007, our foreign currency forward contracts mainly had terms up to one year. Our interest rate swaps expire in 2008. We do not enter into derivatives for trading or speculative purposes.

Derivative Financial Instruments

		Average
		contractual	Fair value
	Contract amount	forward	September 28,
	buy/(sell)	exchange rate	2007
	(€ in millions)		(€ in millions)

Foreign currency forward contracts:
U.S. dollar	356	1.34147	(20)
U.S. dollar	(735)	1.37113	25
Japanese yen	73	157.56630	(2)
Japanese yen	(17)	159.56780	—
Singapore dollar	24	2.07241	—
Great Britain pound	6	2.10100	—
Malaysian ringgit	83	4.74346	(2)
Malaysian ringgit	(3)	4.78000	—
Norwegian krone	7	7.94509	—
Norwegian krone	(2)	7.92011	—
Other currencies	1		—
Interest rate swaps	700	n/a	(10)
Other	231	n/a	20

Fair value, net			11

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

In the 2007 fiscal year, foreign exchange transaction losses were €47 million and were offset by gains from our economic hedge transactions of €39 million, resulting in net foreign exchange losses of €8 million. This compares to foreign exchange losses of €65 million, fully offset by economic hedge transactions of €65 million in the 2006 fiscal year. A large portion of our manufacturing, selling and marketing, general and administrative, and research and development expenses are incurred in currencies other than the Euro, primarily the U.S. dollar and Japanese yen. Fluctuations in the exchange rates of these currencies to the Euro had an effect on profitability in the 2005, 2006 and 2007 fiscal years.

Interest Rate Risk

We are exposed to interest rate risk through our debt instruments, fixed term deposits and loans. During the 2003 fiscal year, we issued convertible subordinated notes and in the 2007 fiscal year we issued subordinated notes exchangeable for Qimonda shares. Due to the high volatility of our core business and to maintain high operational flexibility, we keep a substantial amount of cash and marketable securities. These assets are mainly invested in instruments with contractual maturities ranging from three to twelve months, bearing interest at short-term rates. To reduce the risk caused by changes in market interest rates, we attempt to align the duration of the interest rates of our debts and current assets by the use of interest rate derivatives.

Fluctuating interest rates have an impact on parts of each of our marketable securities, debt obligations and standby lines of credit. We make use of derivative instruments such as interest rate swaps to hedge against adverse interest rate developments. We have entered into interest rate swap agreements that primarily convert the fixed interest rate on our convertible subordinated notes to a variable interest rate based on the relevant European Interbank Offering Rate (“EURIBOR”).

Outlook

Industry Environment and Outlook

Most analysts expect the semiconductor market growth to accelerate in 2008. WSTS, for instance, projects the market to grow on the basis of the U.S. dollar by 9 percent in 2008 (2007: 4 percent), and then by 6 percent in 2009 (WSTS projection, November 2007). Automotive and industrial applications, and within those particularly solutions to increase energy efficiency and security, continue to account for a large portion of this growth. Cell phones continue to drive growth in the wireless communications business, boosted by the shift to UMTS technology. Analysts expect the wireline communications business to be positively influenced by the market for broadband and home network equipment. This business is expected to contribute positively to growth. PCs remain the driving force behind the data technology arena. The new applications of nearly all new PCs serve to increase hardware requirements and thus the demand for a large number of components. The area of entertainment and consumer electronics is also expected to grow over the next two years.

Outlook for Infineon excluding Qimonda

Significant planning assumptions:  When preparing this outlook, we made certain important planning assumptions for Infineon excluding Qimonda. In particular, we assumed a U.S. dollar/Euro exchange rate of 1.40 in our business excluding Qimonda. If the U.S. dollar remains weaker than estimated, it would further negatively impact our results of operations. Furthermore, all projections made herein exclude the effect of any non-ordinary gains or losses that may be incurred, since the amount of such non-ordinary gains or losses cannot be reliably estimated. We can only identify significant events which could lead to non-ordinary gains or losses. These include, among others, gains or losses that may be realized from potential sales of Qimonda shares or other investments and activities, impairments of investments or other long-term assets, as well as gains or losses resulting from general restructuring measures. Finally, it should be noted that subsequent to the initial public offering of our majority-owned subsidiary Qimonda, forecasts for this segment are prepared by Qimonda, and are presented separately in this report. We believe that the individual analysis of our memory products business is also meaningful with respect to the price development of our shares. We believe that the results of Qimonda will have a significant impact on the price development of our shares for as long as we continue to hold a significant equity interest in Qimonda.

Net Sales of Infineon excluding Qimonda:  Based on our current plans, we expect net sales for Infineon excluding Qimonda in the 2008 fiscal year, consisting of the segments Automotive, Industrial & Multimarket, Communication Solutions, Other Operating Segments and Corporate & Eliminations, to increase by up to ten percent compared to the 2007 fiscal year. In Automotive, Industrial & Multimarket, we expect sales to be down slightly in the 2008 fiscal year relative to the 2007 fiscal year. Within that, healthy growth rates in the industrial business should continue despite adverse effects from the deconsolidation of our high power bipolar activities. We expect roughly stable sales within our automotive business. Sales in the Security & ASIC business should decline given a full year of lower turnover levels for hard-disk ICs due to weak demand from our main customer in this business and a full year of lower sales levels in chip card ICs given deliberate portfolio adjustments with less emphasis on SIM card products. Finally, the overall adverse development of the exchange rate of the U.S. dollar against the Euro in the 2007 fiscal year will have a negative effect on the revenue development of the Automotive, Industrial & Multimarket segment. Sales for our Communication Solutions segment are expected to increase strongly in the 2008 fiscal year compared to the 2007 fiscal year. The growth is expected to be driven primarily by strong demand for our mobile phone products. In addition, consolidation effects will have a positive impact on total sales. We expect a full year’s revenue from the DSL CPE activities of TI that we acquired on July 31, 2007. In addition, our acquisition of the mobile phone activities of LSI closed on October 24, 2007. We expect a sales contribution of between €200 million and €250 million from the LSI business. Finally, we expect the net sales contribution of Other Operating Segments and Corporate & Eliminations to be negligible.

In the 2008 fiscal year and beyond, demand for our products is expected to be driven by three strong overriding challenges for society that we help address: Energy Efficiency, Communications and Security. As natural resources become scarce, as the costs of energy generation and energy consumption continue to rise, and as environmental awareness continues to increase, people and businesses are seeking to economize on energy usage. Our semiconductor solutions, particularly in our automotive and our industrial businesses, enable improved energy efficiency. At the same time, people want to communicate and have access to the internet in any place and at any time. We contribute to this trend through our products and solutions in our Communication Solutions segment. Finally, as there are more and more complex means to access data anywhere and at any time, the need to secure data and protect intellectual property is growing. Likewise, the need to securely authenticate and identify users and travelers continues to grow. We cater to this trend in our Security and ASIC activities within our Automotive, Industrial & Multimarket segment. All in all, we anticipate continuing industry growth and expect our revenues in such an environment to continue to increase relative to the 2008 fiscal year.

EBIT of Infineon excluding Qimonda:  In the 2007 fiscal year, reported EBIT for Infineon excluding Qimonda was €(49) million. Included in EBIT in the 2007 fiscal year were positive effects of €53 million, of which €29 million related to a revision of accrued personnel cost and €20 million related to the sale of our subsidiary Sci-Worx and the sale of our POF activities. Included in EBIT in the 2007 fiscal year were also charges of €(181) million, of which €(84) million arose from the sale of part of our interest in Qimonda and €(80) million were related to various restructuring measures affecting, among others, our ALTIS manufacturing facility in France and the streamlining of our R&D locations, and an asset write-down. In our 2009 fiscal year, we expect an EBIT margin before non-ordinary gains and losses for Infineon excluding Qimonda of approximately 10 percent, and we plan to make meaningful progress towards this goal in our 2008 fiscal year.

In our Automotive, Industrial & Multimarket segment, we reported EBIT of €300 million for the 2007 fiscal year. Included therein were gains of €20 million relating primarily to the sale of our POF activities, and losses of €4 million from asset impairments. We currently expect EBIT excluding non-ordinary gains and losses to decrease slightly in the 2008 fiscal year in comparison to the 2007 fiscal year. Our EBIT will continue to benefit from ongoing productivity increases and the ongoing ramp-up of our manufacturing facility in Kulim, Malaysia. Such positive effects are likely to be more than offset by negative effects resulting from the unfavorable development of the U.S. dollar to Euro exchange rate relative to the 2007 fiscal year, and from normal price reductions that we grant our customers. In the Communication Solutions segment, we reported EBIT of €(160) million in the 2007 fiscal year. The balance of non-ordinary gains and losses included in this EBIT was negligible. In the 2008 fiscal year, production ramp-ups at new customers will have a positive effect on EBIT. We still expect the EBIT in the wireless business within Communication Solutions to break-even in the first quarter of our 2008 fiscal year. Overall in Communication Solutions, despite significant headwinds generated by the unfavourable development of the U.S. dollar to Euro exchange rate relative to the 2007 fiscal year, we are aiming for positive EBIT before non-ordinary gains and losses in the 2008 fiscal year. This projection already includes the impact of the acquisitions of the DSL

Customer Premises Equipment activities of TI and the mobile phone activities of LSI. For both activities combined, we expect to incur a low to mid double digit million Euro amount per annum in amortization of intangible assets resulting from the purchases of these businesses. We have included such amortization amounts into our EBIT projection for the Communication Solutions segment. In our Other Operating Segments and Corporate & Eliminations combined, we reported EBIT of €(189) million for the 2007 fiscal year. Included in this EBIT were positive effects amounting to €25 million relating mainly to a revision of accrued personnel cost. Also included in this EBIT figure were charges of €(173) million, of which €(84) million arose from the sale of a portion of our interest in Qimonda, and €(80) million were related to various restructuring measures affecting, for example, our ALTIS manufacturing facility in France and the streamlining of our R&D locations, and an asset write-down. We currently estimate the aggregate EBIT of Other Operating Segments and Corporate & Eliminations to be in the region of €(50) million for the 2008 fiscal year prior to inclusion of non-ordinary gains and losses.

As stated above, we are targeting an EBIT margin of 10 percent for Infineon excluding Qimonda for the 2009 fiscal year prior to inclusion of non-ordinary gains and losses. Within that, we believe that EBIT margins in both the Automotive, Industrial & Multimarket and the Communication Solutions segments will have room for improvement relative to the 2008 fiscal year. EBIT in the Communication Solutions segment will continue to include amortization of intangible assets in the low to mid double digit million Euro range per annum resulting from the acquisitions of the DSL customer premises equipment activities and the mobile phone products activities from TI and LSI, respectively. We expect EBIT in Other Operating Segments and Corporate & Eliminations combined to remain comparable to the levels seen in the 2008 fiscal year.

Fixed assets investment and depreciation for Infineon excluding Qimonda:  We are pursuing a differentiated manufacturing strategy for our Automotive, Industrial & Multimarket and Communication Solutions segments. In the context of this strategy, we will continue to invest in manufacturing capacities for special processes, in particular in the power semiconductor arena. In contrast, we do not plan to invest in our own manufacturing capacities starting with 65-nanometer structure sizes for the standard semiconductor manufacturing process, so called CMOS technology. We anticipate that our annual fixed assets capital investment will be within the €400 million to €500 million range in the 2008 fiscal year, and approximately €500 million per year thereafter. In the 2008 fiscal year, depreciation expense is expected to fall between €550 million and €600 million. In subsequent fiscal years we expect annual depreciation expense to decrease further.

Expenditures for research & development for Infineon excluding Qimonda:  We expect expenditures for research and development for Infineon excluding Qimonda in the 2008 fiscal year to increase slightly compared to the 2007 fiscal year, driven primarily by the impact of the consolidation of the acquired businesses for DSL customer premises equipment and mobile phone ICs. We expect slight increases in R&D expenditures in our Automotive, Industrial & Multimarket segment, predominantly in the automotive and the industrial businesses. The introduction of new products and the widening of the existing product portfolio within automotive power, sensors and controls and power management are examples of areas of emphasis within research and development. Similarly, R&D expenses in the Communication Solutions segment are likely to increase slightly relative to the 2007 fiscal year. However, excluding the consolidation effect of the two purchased businesses, we expect that R&D expenses would decline slightly. This is due to efficiency gains and cost reduction measures initiated after the insolvency of one of our major customers taking effect for a full fiscal year in 2008. The slight increase in overall Communication Solutions’ R&D expenses expected for the 2008 fiscal year results solely from the consolidation of the acquired activities for DSL customer premises equipment and mobile phone ICs. In the Communication Solutions segment, our R&D spending is focused for example on developing next generation system-on-a-chip products and system solutions for the mobile phone as well as the broadband access market. Another important area of our R&D activities is process technologies that we develop in alliances with several partners and consortia in order to maintain a competitive technology roadmap at an affordable cost level. Beyond the 2008 fiscal year, slight increases in expenditures for R&D are possible, in line with anticipated sales increases.

Qimonda Segment

Qimonda’s revenues are a function of the bit volume it ships and the selling price it achieves for its products. While Qimonda has an influence over its production growth, through capacity additions and productivity improvements, its sales volume depends on the extent to which its product offerings match market demand. Qimonda’s selling prices are a function of the supply and demand relationship in the DRAM market. These market forces are beyond Qimonda’s control and, accordingly, it cannot reliably estimate what these future sales prices, and the resulting revenues and the contribution to its earnings will be.

In the first quarter of the 2008 fiscal year, Qimonda expects its bit production to grow by approximately 5 percent, mainly due to productivity improvements from the ongoing conversion to 80-nanometer and 75-nanometer technologies and including effects from declining 200-millimeter capacities.

For the 2008 fiscal year, Qimonda expects bit demand to be driven by the continued strong growth for DRAM in graphics, consumer and communication applications, by price elasticity and the move to higher density modules in the PC market. For the 2008 fiscal year, Qimonda estimates an increase in bit production of approximately 50 percent. Qimonda targets the share of its bit shipments for non-PC applications to be more than 50 percent for the full fiscal year.

Qimonda is continuously taking steps to reduce its cost-per-bit in manufacturing, such as the introduction of advanced process technologies featuring smaller die-sizes, the ramp-up of more productive 300-millimeter capacities and other cost saving and productivity improvement measures. By the end of the first quarter of the 2008 fiscal year, Qimonda expects more than 50 percent of its manufacturing capacity to be using 80-nanometer and smaller die sizes, and Qimonda is targeting to increase this share to approximately 75 percent by the end of the second quarter.

Qimonda expects to make capital expenditures in the 2008 fiscal year ranging between €650 million and €750 million. In the years thereafter, its aim is to have capital expenditures of approximately 15 percent to 25 percent of revenues on average over the DRAM cycle.

Depreciation and amortization during the 2008 fiscal year is estimated to range between €700 million and €800 million, and for the years thereafter to be in line with capital expenditures.

Research and development expenses are anticipated to be between €450 million and €490 million for the 2008 fiscal year, and approximate 10 percent of sales on average over the DRAM cycle for the years thereafter.

Subsequent Events

On October 2, 2007, Sony Corporation and Qimonda announced that they had signed an agreement to found the joint venture Qreatic Design. The scope of the joint venture is the design of high-performance, low power, embedded and customer specific DRAMs for consumer and graphic applications. According to the agreement, the 50:50 joint venture is intended to start with up to 30 specialists from Sony and Qimonda, bringing together their engineering expertise for the mutual benefit of both companies. Qreatic Design, which will be located in Tokyo, Japan, is planned to start operations by the end of calendar year 2007, subject to regulatory approvals and other closing conditions, and to substantially expand its capacities by hiring additional designers.

On October 8, 2007, Qimonda entered into a rental agreement for a new headquarters office south of Munich, Germany. The agreement provides for the construction of a building by a third-party developer-lessor, and includes a 15 year non-cancelable lease term, which is expected to start in early 2010. Qimonda has an option to extend the lease for two 5 year periods at similar lease terms to the initial non-cancelable lease term. The minimum rental payments aggregate €96 million over the initial lease term. The lease provides for rent escalation in line with market-based increases in rent. The agreement will be accounted for as an operating lease with monthly lease payments expensed on a straight-line basis over the lease term.

On October 15, 2007, the court entered an order denying the motions to dismiss in the Unisys and the DRAM Claims Liquidation Trust case with prejudice. On October 29, 2007, we answered the Unisys complaint, denying liability and asserting a number of affirmative defenses. On November 1, 2007, we answered the DRAM Claims Liquidation Trust complaint, denying liability and asserting a number of affirmative defenses.

On October 24, 2007, we completed our acquisition of the mobility products business of LSI.

On October 25, 2007, 1.25 million Qimonda ADSs that had been borrowed by an affiliate of J.P. Morgan Securities Inc. in connection with the exchangeable subordinated notes due 2010 were returned to us.

On October 31, 2007, Wi-LAN Inc. filed suit in the U.S. District Court for the Eastern District of Texas against Westell Technolgies, Inc. and 16 other defendants, including Infineon Technologies AG and Infineon Technologies North America Corp. The complaint alleges infringement of 3 U.S. patents by certain wireless products compliant with the IEEE 802.11 standards and certain ADSL products compliant with the ITU G.992 standards, in each case supplied by certain of the defendants.

On November 30, 2007, Qimonda cancelled its agreement with Infineon for the production of wafers at Infineon’s Dresden production facility. The agreement will terminate on March 1, 2008.

On November 30, 2007, we completed the sale of a 40 percent interest in our subsidiary Bipolar to Siemens.

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

Risks related to the semiconductor industry

We operate in a highly cyclical industry and our business could suffer from periodic downturns.

The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, lower prices and lower revenues. The markets for memory products have been especially volatile. In addition, average selling prices for our products, particularly Qimonda’s standard memory products, can fluctuate significantly from quarter to quarter or month to month.

Following a severe downturn in 2001, worldwide sales of all semiconductor products grew by 28 percent in 2004, 7 percent in 2005 and 9 percent in 2006. WSTS estimates growth of approximately 4 percent for the full 2007 calendar year.

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

Industry overcapacity could require us to lower our prices, particularly for Qimonda’s memory products.

Both semiconductor companies with their own manufacturing facilities and semiconductor foundries, which manufacture semiconductors designed by others, have added significant capacity in recent years and are expected to continue to do so. In the past, the net increases of supply sometimes exceeded demand requirements, leading to oversupply situations and downturns in the industry.

The average “spot” market price for 512 Mbit DDR2 DRAM as reported by DRAMeXchange fell in the first nine months of the 2007 calendar year from $6.36 to $1.45, a drop of 77 percent. Downturns have severely hurt the profitability of the industry in general, including the DRAM business of Qimonda. Given the volatility of the semiconductor industry, we are likely to face downturns in the future, which would likely have similar effects. Fluctuations in the rate at which industry capacity grows relative to the growth rate in demand for semiconductor products may in the future put pressure on our average selling prices and hurt our results of operations.

The semiconductor industry, particularly in the memory products arena, is characterized by intense competition, which could reduce our sales or put continued pressure on our prices.

The semiconductor industry is highly competitive, particularly in the memory products arena, and has been characterized by rapid technological change, short product lifecycles, high capital expenditures, intense pricing pressure from major customers, periods of oversupply and continuous advancements in process technologies and manufacturing facilities. Our subsidiary Qimonda competes globally with other major DRAM suppliers, including Samsung, Micron Technology Inc., Hynix Semiconductor Inc., Elpida Memory Inc. and Nanya, which is its joint venture partner in Inotera Memories, Inc. Some of Qimonda’s competitors have substantially greater capital, human and other resources and manufacturing capacities, more efficient cost structures, higher brand recognition, larger customer bases and more diversified product lines than Qimonda has. Competitors with greater resources and more diversified operations may have long-term advantages, including the ability to better withstand future downturns in the DRAM market and to finance research and development activities. In addition, unfair price competition, government support or trade barriers by or for the benefit of our competitors would adversely affect Qimonda’s competitive position.

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

A mismatch between the specific DRAM chips Qimonda or the DRAM industry generally are producing and the platforms for which equipment manufacturers require DRAMs can lead to declining prices for the DRAMs Qimonda produces and consequently to material inventory write-downs.

Which DRAMs are required by the market at any particular time depends on the platforms the manufacturers of PCs and other electronic devices are using in their products at that time. In general, DRAMs are designed, manufactured and assembled into modules for use on a specified platform or logic chipset and its associated interfaces. If DRAM manufacturers are producing DRAMs for which there is not enough demand because the supply of the related platforms is low, the supply of these DRAMs may exceed the demand for them, causing prices for the affected DRAM products to fall.

Given the significant risk of demand and supply mismatches characteristic of our industry, Qimonda may find it necessary to write down the carrying value of inventories in the future depending on market conditions. Any such write-downs could have a material adverse effect on our business, financial condition and results of operations.

Risks related to our operations

We may not be able to protect our proprietary intellectual property and may be accused of infringing the intellectual property rights of others.

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

Competitors may also develop technologies that are protected by patents and other intellectual property rights. These technologies may therefore either be unavailable to us or be made available to us only on unfavorable terms and conditions. Litigation, which could require significant financial and management resources, may be necessary to enforce our patents or other intellectual property rights or to defend against claims of infringement of intellectual property rights brought against us by others. Lawsuits may have a material adverse effect on our business. We may be forced to stop producing substantially all or some of our products or to license the underlying technology upon economically unfavorable terms and conditions or we may be required to pay damages for the prior use of third party intellectual property. See “Business — Legal Matters” for a description of current claims and proceedings.

Our results may suffer if we are not able to match our production capacity to demand.

It is difficult to predict growth in the markets we serve, making it hard to estimate requirements for production capacity. If the market does not grow as we have anticipated, we risk underutilization of our facilities. This may also result in future write-offs of inventories and losses on products for which demand is lower than current forecasts may indicate.

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

Qimonda may be unable to reduce its per megabit manufacturing costs at the same rate as in the past.

Historically, Qimonda’s financial results have benefited from period-to-period decreases in per bit manufacturing costs achieved through improvements in manufacturing processes, including increases in wafer sizes and reductions in structure geometries. In future periods, Qimonda may be unable to reduce its per bit manufacturing costs or to reduce these costs at historical rates due to strategic product diversification decisions affecting product mix, continued increases in the complexity of manufacturing processes, changes in process technologies or the introduction of products that may inherently require relatively larger chip sizes. Per bit manufacturing costs may also be affected by the relatively smaller production quantities and shorter product lifecycles of certain specialty memory products.

Fluctuation in the mix of products sold may adversely affect our financial results.

With our wide range of products we achieve different gross margins. Our financial results depend therefore in part on the portfolio structure of our products. Fluctuation in the mix and types of our products may also affect the extent to which we are able to recover our fixed costs and investments that are associated with a particular product, and as a result can negatively impact our financial results.

Our business could suffer from problems with manufacturing.

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

We may be unable to successfully integrate businesses we acquire, and may be required to record charges related to the goodwill or other long-term assets associated with the acquired businesses.

We have acquired other companies, businesses and technologies from time to time. We intend to continue to make acquisitions of, and investments in, other companies. We face risks resulting from the expansion of our operations through acquisitions, including the risk that we might be unable to integrate new businesses with our culture and strategies. We also cannot be certain that we will be able to achieve the benefits we expect from a particular acquisition or investment. Acquisitions may also strain our managerial and operational resources, as the challenge of managing new operations may divert our managers and employees from monitoring and improving operations in our existing businesses. Our business, financial condition and results of operations may suffer if we fail to coordinate our resources effectively to manage both our existing businesses and any businesses we acquire.

We review the goodwill associated with our acquisitions for impairment at least once a year. Changes in our expectations due to changes in market developments which we cannot foresee have in the past resulted in our writing off amounts associated with the goodwill of acquired companies, and future changes may require similar further write-offs in future periods.

If we fail to successfully implement an optimum make-or-buy strategy, our business could suffer from higher costs.

We intend to continue to invest in leading-edge process technologies such as power, embedded flash and RF technologies. At the same time, in standard CMOS below 90-nanometers, we will continue to share risks and expand our access to leading-edge technology through long-term strategic partnerships with other leading industry participants and by making more extensive use of manufacturing at silicon foundries. However, the decision to develop our own solution or to cooperate with third party suppliers could result in disadvantages if the assumptions for cost developments later proved to be incorrect.

Our business could suffer due to decreases in the volume of demand of our customers.

Our sales volume depends significantly on the market success of our customers in developing and selling end-products that incorporate our products. The fast pace of technological change, difficulties in the execution of individual projects and other factors may limit the market success of our customers, resulting in a decrease in the volume of demand for our products and adversely affecting our results of operations. This risk is particularly acute in our Communication Solutions segment, in which we also face significant pricing and margin pressures.

New business is often subject to a competitive selection process that can be lengthy and uncertain and that requires us to incur significant expenses. Even if we win and begin a product design, a customer may decide to cancel or change its product plans, which could cause us to generate no sales from a product and adversely affect our results of operations.

In several of our business areas we focus on winning competitive bid selection processes, known as “design wins”, to develop products for use in our customers’ products. These selection processes can be lengthy and can require us to incur significant design and development expenditures. We may not win the competitive selection process and may never generate any revenues despite incurring significant design and development expenditures.

If we win a product design and receive corresponding orders from our customers, we may experience delays in generating revenues from our products as a result of the lengthy development and design cycle. In addition, a delay or cancellation of a customer’s plans could significantly adversely affect our financial results, as we may have incurred significant expenses and generated no revenues. Finally, if our customers fail to successfully market and sell their products our business, financial condition and results of operations could be materially adversely affected as the demand for our products falls.

We have a limited number of suppliers of manufacturing equipment and raw materials, and we could suffer shortages if they were to interrupt supply or increase prices.

Our manufacturing operations depend upon obtaining deliveries of equipment and adequate supplies of materials on a timely basis. We purchase equipment and materials from a number of suppliers on a just-in-time basis. From time to time, suppliers may extend lead times, limit supply to us or increase prices due to capacity constraints or other factors. Because the equipment that we purchase is complex, it is difficult for us to substitute one supplier for another or one piece of equipment for another. Some materials are only available from a limited number of suppliers. Although we believe that supplies of the materials we use are currently adequate, shortages could occur in critical materials, such as silicon wafers or specialized chemicals used in production, due to interruption of supply or increased industry demand. Our results of operations would be hurt if we were not able to obtain adequate supplies of quality equipment or materials in a timely manner or if there were significant increases in the costs of equipment or materials.

Our success depends on our ability to recruit and retain a sufficient number of qualified key personnel.

Our success depends significantly on the recruitment and retention of highly skilled personnel. This includes research and development, marketing, production management, staff functions as well as general management staff. The competition for such highly skilled employees is intense and the loss of the services of key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us. There can be no absolute certainty that we will be able to successfully retain and/or recruit the key personnel we require.

Our business could suffer if we do not have adequate access to capital.

Like all semiconductor companies that operate their own manufacturing facilities, we require significant amounts of capital to build, expand, modernize and maintain such facilities. Likewise, we also require significant amounts of capital to fund research and development. We used cash in our investing activities of €289 million in the 2005 fiscal year, €853 million in the 2006 fiscal year and €867 million in the 2007 fiscal year. Our research and development expenses were €1,293 million in the 2005 fiscal year, €1,249 in the 2006 fiscal year and €1,169 in the 2007 fiscal year. Our capital expenditures in the 2005, 2006 and 2007 fiscal years were €1,368 million, €1,253 million and €1,375 million, respectively. We intend to continue to invest in research and development and manufacturing facilities, while continuing our policy of cooperation with other semiconductor companies to share these costs with us. Qimonda, in particular, intends to continue to invest heavily in its manufacturing facilities, including in the new manufacturing facility Qimonda plans to construct in Singapore.

We believe that the carve-out of our memory products business into the separate legal entity Qimonda, and that company’s separate stock market listing, allow both companies to gain direct access to additional sources of capital. Nevertheless, we or Qimonda may experience difficulties in raising the amount of capital required for our businesses on acceptable terms due to a number of factors, such as general market and economic conditions, inadequate cash flow from operations or unsuccessful asset management. Our business may be hurt if we or Qimonda are not able to make necessary capital expenditures and finance necessary research and development.

Our business could suffer if we are not able to secure the development of new technologies or if we cannot keep pace with the technology development of our competition.

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

We rely on our strategic partners and other third parties, and our business could be harmed if they fail to perform as expected or relationships with them were to be terminated.

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

If any of these risks materialize, we could experience an interruption in our supply chain or an increase in costs, which could delay or decrease our revenues or adversely affect our business, financial condition and results of operations.

Our business could suffer as a result of volatility in different parts of the world.

We operate globally, with numerous manufacturing, assembly and testing facilities on three continents, including three that we operate jointly with partners. In the 2007 fiscal year, 85 percent of our revenues were generated outside Germany and 69 percent were generated outside Europe. Our business is therefore subject to risks involved in international business, including:

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

Threats of disease outbreaks or pandemics, such as the avian flu and Severe Acute Respiratory Syndrome (SARS) outbreaks, in regions where we have manufacturing sites may negatively effect our operations by limiting the productivity of our workforce, inhibiting transportation or the shipment of products or reducing the ability of local suppliers to provide adequate goods and services. Furthermore, the purchasing patterns of our customers located in these regions may suffer if there is an epidemic outbreak. This could negatively impact our operations.

Our operating results may fluctuate significantly from quarter to quarter, and as a result we may fail to meet the expectations of securities analysts and investors, which could cause our stock price to decline.

Our operating results have fluctuated significantly from quarter to quarter in the past and are likely to continue to do so due to a number of factors, many of which are not within our control. If our operating results do not meet the expectations of securities analysts or investors, the market price of our ordinary shares and ADSs will likely decline. Our reported results can be affected by numerous factors including those described in this “Risk Factors” section, among them:

•	the overall cyclicality of, and changing economic and market conditions in, the semiconductor industry, as well as seasonality in sales of consumer products into which our products are incorporated;

•	our ability to scale our operations in response to changes in demand for our existing products and services or demand for new products requested by our customers;

•	intellectual property disputes, customer indemnification claims and other types of litigation risks;

•	the gain or loss of a key customer, design win or order;

•	the timing, rescheduling or cancellation of significant customer orders and our ability, as well as the ability of our customers, to manage inventory; and

•	additional changes in accounting rules, such as the change requiring the recording of expenses for employee shares options and other stock-based compensation expense, which commenced in the 2006 fiscal year.

Due to the foregoing factors, and the other risks discussed in this annual report, you should not rely on quarter-to-quarter comparisons of our operating results as an indicator of future performance.

Our results of operations and financial condition can be adversely impacted by changes in exchange rates.

Our results of operations can be hurt by changes in exchange rates, particularly between the Euro and the U.S. dollar or the Japanese yen. In addition, the balance sheet impact of currency translation adjustments has been, and may continue to be, material.

Further information on foreign currency derivative and transaction gains and losses can be found in the section headed “Operating and Financial Review — Qualitative and Quantitative Disclosure about Market Risk — Foreign Exchange and Interest Risk”.

Changes in tax regulations could result in lower earnings and cash flows.

We operate in numerous countries throughout the world, and therefore are subject to numerous tax regimes. Changes in tax regulations in any applicable jurisdiction could result in higher tax expenses and payments, and could adversely impact our tax liabilities and deferred tax assets.

Environmental laws and regulations may expose us to liability and increase our costs.

Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and ground water contamination.

A directive in the EU imposes a “take-back” obligation on manufacturers to finance the collection, recovery and disposal of electrical and electronic equipment. Because of unclear statutory definitions and interpretations in individual member states, we are unable at this time to determine in detail the consequences of this directive for us. Additional European legislation has restricted the use of lead and other hazardous substances in electrical and electronic equipment from July 2006. Another EU directive describes ecodesign requirements for energy-using products, including information requirements for components and sub-assemblies. Furthermore the European regulatory framework for chemicals, called REACH, deals with the registration, evaluation, authorization and restriction of chemicals. These directives may complicate our research and development activities and may require us to change certain of our manufacturing processes to utilize more costly materials or to incur substantial additional costs. In addition, in 2004, an EU directive on environmental liability with regard to the prevention and remedying of environmental damage became effective. We could face increased environmental liability, which may result in higher costs and potential damage claims.

The Chinese government restricts the use of lead and other hazardous substances in electronic products. Because not all implementing measures nor the key product catalog are in place, the consequences for our company cannot currently be determined in detail. Similar regulations on substance bans are being proposed or implemented in various countries of the world. We are not able at this time to estimate the amount of additional costs that we may incur in connection with these regulations.

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

Products that do not meet customer specifications or that contain, or are perceived to contain, defects or errors or that are otherwise incompatible with their intended end use could impose significant costs on us.

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

Qimonda may face difficulties in shifting to new memory technologies that are not based on silicon.

In the longer term, Qimonda faces the potential risk of a fundamental shift from the silicon-based technology on which the memory industry has long been based. Although we do not believe that any technology to rival silicon-based memory is likely to prove feasible in at least the near- to medium-term, and although Qimonda devotes resources to basic research in order to keep abreast of a wide range of potential new memory technologies, the fundamental technology of the semiconductor memory business may not continue to be broadly based on current technology. Qimonda may be unable to respond quickly enough to any fundamental technological shift in the industry. Qimonda’s failure to implement successfully subsequent technology generations or respond to technology developments may materially and adversely affect our business, financial condition and results of operations.

We are subject to the risk of loss due to explosion and fire because some of the materials we use in our manufacturing processes are highly combustible.

We use highly combustible materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from explosion and fire which risk cannot be completely eliminated. Although we maintain comprehensive fire and casualty insurance up to policy limits, including insurance for loss of property and loss of profit resulting from business interruption, our insurance coverage may not be sufficient to cover all of our potential losses. If any of our fabs were to be damaged or cease operations as a result of an explosion or fire, it could reduce our manufacturing capacity and cause us to lose important customers.

Reductions in the amount of government subsidies we receive or demands for repayment could increase our reported expenses or limit our ability to fund our capital expenditures.

As is the case with many other semiconductor companies, our reported expenses have been reduced in recent years by various subsidies received from governmental entities. In particular, we have received, and expect to continue to receive, subsidies for investment projects as well as for research and development projects. We recognized governmental subsidies as a reduction of R&D expenses and cost of sales in an aggregate amount of €171 million in the 2005 fiscal year, €153 million in the 2006 fiscal year and €248 million in the 2007 fiscal year. In addition, we reduced the carrying value of fixed assets by €0 million, €49 million and €1 million during the 2005, 2006 and 2007 fiscal years, respectively.

As the general availability of government funding is outside our control, we cannot assure you that we will continue to benefit from such support, that sufficient alternative funding would be available if necessary or that any such alternative funding would be provided on terms as favorable to us as those we currently receive.

The application for and implementation of such subsidies often involves compliance with extensive regulatory requirements, including, in the case of subsidies to be granted within the European Union, notification to the European Commission of the contemplated grant prior to disbursement. In particular, establishment of compliance with project-related ceilings on aggregate subsidies defined under European Union law often involves highly complex economic evaluations. If we fail to meet applicable formal or informal requirements, we may not be able to receive the relevant subsidies or may be obliged to repay them, which could have a material adverse effect on our business.

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

We are a subject of investigations in several jurisdictions in connection with pricing practices in the DRAM industry, and are a defendant in civil antitrust claims in connection with these matters.

In September 2004, we entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (the “DOJ”) in connection with its ongoing investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, we agreed to plead guilty to a single count relating to the pricing of DRAM products and to pay a fine of $160 million, payable in equal annual installments through 2009.

In April 2003 we received a request for information regarding DRAM industry practices from the European Commission (the “Commission”) and in May 2004 we received a notice of a formal inquiry into alleged DRAM industry competition law violations from the Canadian Competition Bureau. We are cooperating with the Commission and the Canadian Competition Bureau in their inquiries.

Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against us and other DRAM suppliers in U.S. federal courts and in state courts in various U.S. states, as well as in different Canadian provinces. The complaints allege violations of U.S. federal and state or Canadian antitrust and competition laws and seek significant damages on behalf of the plaintiffs. In July 2006 the state attorneys general of a number of U.S. states filed actions against us and other DRAM suppliers in U.S. federal courts. The claims involve allegations of DRAM price fixing and artificial price inflation and seek to recover three times actual damages and other relief.

In connection with these matters as well as for legal expenses relating to the securities class action described in “Business — Legal Matters” and in accordance with U.S. GAAP, as of September 30, 2007 we have accrued liabilities in the amount of €95 million. Because these matters remain ongoing, we cannot predict at this time whether the reserves will be adequate to cover any further potential liabilities that we may incur.

An adverse final resolution of the matters described above could result in significant financial liability to, and other adverse effects upon us, which would have a material adverse effect on our business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, we could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on our results of operations or financial condition or cash flows. See “Business — Legal Matters” for a description of these matters.

Purported class action lawsuits have been filed against us alleging securities fraud.

Following our announcement in September 2004 of our agreement to plead guilty in connection with the DOJ’s antitrust investigation and to pay a fine of $160 million, several purported securities class action lawsuits have been brought against us in two U.S. district courts. The lawsuits were consolidated into one complaint that is pending at the U.S. District Court for the Northern District of California. Plaintiffs allege violations of the U.S. securities laws and assert among other things that we made materially false and misleading public statements about our historical and projected financial results as well as competitive position and manipulated the price of our securities, thereby injuring our shareholders. Although we are defending against these suits vigorously, a significant settlement or negative outcome at trial could have a material adverse effect on our financial results. See “Business — Legal Matters” for a description of these matters.

We might be faced with product liability or warranty claims.

Despite extensive quality assurance measures, such as our Automotive Excellence program, there remains a risk that defects may occur in our products. The occurrence of such defects — particularly in consumer areas and areas in which personal injury could result, such as our automotive business group — could give rise to warranty claims or to liability for damages caused by such defects. We could also incur consequential damages and could, moreover, experience limited acceptance of our products in the market. This could have a material adverse effect on our business and financial condition. In addition, customers have from time to time notified us of potential contractual warranty claims in respect of products supplied by us, and may do so in the future.

Siemens exercises partial control over some of our intellectual property rights and could use these rights to compete with us.

In connection with our formation as a legal entity, Siemens transferred approximately 20,000 patent rights to us. Under the terms of these transfers and the related agreements, however, Siemens retained the right to use those patent rights within the scope of its business for an unlimited period of time, subject to various restrictions in the case of patents relating to information handling systems. A non-competition agreement between us and Siemens, entered into in connection with our formation as a separate company, expired in March 2004. Siemens is no longer prevented from competing with us, and may utilize the patent rights it retained at the time of our company’s formation to do so.

Siemens also retained the right to assert infringement claims against third parties with respect to approximately 15 percent of the patent rights that it transferred to us, insofar as those patents relate to the technical field of the Siemens group’s business activities. Siemens has agreed that it will not exercise that right against any of our customers in respect of any part of such customer’s products that contains one of our products, unless that right is asserted for defensive purposes. Nevertheless, we can provide no assurance that such safeguards will be sufficient to protect all of our customers against claims by Siemens with respect to those of their products that incorporate technology covered by the patents at issue. It may therefore be difficult for us to sell our products or grant licenses of such patents to third parties, and third parties may not be able to use our products without infringing those patents or incurring license fees to Siemens.

As the majority shareholder in Qimonda we may be negatively impacted by adverse developments in the business of Qimonda or declines in the market price of its securities.

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

The carve-out of Qimonda and its subsequent public listing may fail to produce the long-term strategic, operational and financing benefits we envision.

We and Qimonda believe that the carve-out of Qimonda will continue to provide a number of strategic benefits for both companies, including:

•	increased market responsiveness through an exclusive focus on our respective customers;

•	access to separate and distinct investor bases;

•	employee incentives more directly tied to the performance of the individual companies; and

•	increased flexibility to pursue strategic options.

These benefits may not continue or may not prove to be as significant as anticipated, which could negatively affect our results of operations or our ability to achieve maximum value from our remaining equity interest in Qimonda. In addition, in executing our strategic plan to further divest our interest in Qimonda, we may elect to sell some or all of the Qimonda shares we continue to hold at a loss, which may adversely affect our results of operations in the period of sale. We may also experience unanticipated disadvantages that are not fully offset by any resulting benefits, including a loss of synergies and economies of scale.

BUSINESS

Overview

We are one of the world’s leading semiconductor companies. We have been at the forefront of the development, manufacture and marketing of semiconductors for more than fifty years, first as the Siemens Semiconductor Group and, since 1999, as an independent company. We have been a publicly traded company since March 2000.

We design, develop, manufacture and market a broad range of semiconductors and complete system solutions used in a wide variety of microelectronic applications. Our core business is conducted through our Automotive, Industrial & Multimarket segment and our Communication Solutions segment. Our memory products business is conducted through our majority-owned subsidiary, Qimonda. According to market research company iSuppli, we were the fifth-largest semiconductor company worldwide in the first nine months of 2007 — with our non-memory businesses alone ranked number 10 in that period and Qimonda alone ranked number 16.

The address of our principal executive offices is: Am Campeon 1-12, D-85579, Neubiberg, Germany, and our main telephone number is +49-89-234-0.

The principal developments during the 2007 fiscal year included the following:

Corporate Developments

     Infineon Logic

•	In February 2007, we signed an agreement with Nokia to supply baseband and RF chips for GSM mobile handsets. The highly integrated single-chip E-GOLDtmvoice will be incorporated in selected future entry-level Nokia phones.

•	In March 2007, we and Hyundai announced a strategic cooperation for the development of automotive electronics, pursuant to which we will develop automotive electronic system solutions for Hyundai and Kia vehicles. Under the agreement, the companies will also open a joint innovation center for further development in this regard.

•	In March 2007, we entered into a definitive agreement with Avago Technologies, under which Avago acquired our POF business, based in Regensburg, Germany. The transaction closed in the third quarter of the 2007 fiscal year.

•	In April 2007, we decided to expand our R&D operations in Singapore with an investment of approximately €200 million. We will focus on next-generation home-networking technologies, Customer Premises Equipment (“CPE”), Integrated Access Devices (“IAD”), mobile phone platforms (ultra-low cost), Digital Video Broadcasting (“DVB”) for mobile TV, digital power control for power management, microcontroller for automotive and industrial applications, process technologies for wafer fabrication and packaging, and Application Specific IC (“ASIC”) design.

•	In May 2007, we expanded technology agreements with IBM, Chartered, Samsung and Freescale. The most recent agreement is in effect through 2010, and includes 32-nanometer bulk complementary metal oxide semiconductor (“CMOS”) process technology and joint development of process design kits (“PDK”) to support product designs in those advanced technologies.

•	In June 2007, we entered an agreement with Texas Instruments Inc. to acquire its DSL CPE business. We plan to continue supporting Texas Instruments Inc.’s product portfolio and existing customer designs while leveraging the acquired experience in future product generations. The transaction closed in the fourth quarter of the 2007 fiscal year.

•	In August 2007, we entered into an agreement to acquire the Mobility Products Group of LSI Corporation, which will further strengthen our wireless communications business. The transaction closed in the first quarter of the 2008 fiscal year.

•	Also in August 2007, we, IBM and Advanced Electronic Systems AG (“AES”) entered into an agreement under which AES will acquire ALTIS Semiconductor S.N.C. from Infineon and IBM, each of which currently holds a 50 percent interest. The agreement is subject to governmental and regulatory approval, and works-council consultation, and is expected to close in the first quarter of the 2008 fiscal year. We further agreed to enter into a two-year supply contract with ALTIS, and IBM and we agreed to license key manufacturing process technologies to AES for use by ALTIS.

•	In September 2007, we entered into a joint venture agreement with Siemens AG (“Siemens”), whereby we would contribute all assets and liabilities of our high power bipolar business (including licenses, patents, and front-end and back-end production assets) into a newly formed legal entity called Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) and Siemens would acquire a 40 percent interest in Bipolar for €37 million. The transaction closed in the first quarter of the 2008 fiscal year.

•	In September 2007, we sold an additional 28.75 million Qimonda ADSs’ (including the underwriters’ over-allotment option) for an offering price of $10.92 per ADS, resulting in net proceeds of €216 million. As a result, our ownership interest in Qimonda decreased to 77.5 percent. In parallel, our fully owned subsidiary Infineon Technologies Investment B.V. issued notes exchangeable into ADSs of Qimonda in the amount of €215 million (including the underwriters’ over-allotment option).

•	In September 2007, we entered into an agreement with Motorola to develop a new multi-mode, single-chip 3G radio frequency (“RF”) transceiver based on Infineon’s SMARTi® UE chip. The new RF chip will address the growing market for 3G services by offering maximum HSDPA and HSUPA performance, efficient power consumption and slim design.

     Qimonda

•	In March 2007, Qimonda announced plans to construct a new DRAM module manufacturing facility in Johor, Malaysia. The overall investment for this new facility, including IT integration, infrastructure and equipment, is expected to total up to €150 million over the next five years.

•	In April 2007, Qimonda and Spansion signed a strategic supply agreement to deliver optimized memory subsystems to mobile customers by combining Qimonda’s low-power specialty DRAM with Spansion® MirrorBit® NOR and ORNANDtm devices into Multi-Chip Packages (“MCP”) memory solutions for mobile devices.

•	In April 2007, Qimonda and SanDisk entered into an agreement to jointly develop and manufacture MCPs utilizing SanDisk’s NAND flash and controllers and Qimonda’s low power mobile DRAM.

•	In April 2007, Qimonda announced plans to build a new 300-millimeter front-end manufacturing facility in Singapore. Depending on the growth and development of the world semiconductor market, Qimonda plans to invest approximately €2 billion in the site over the next five years. The 20,000 square meter clean room space is expected to add 60,000 wafer starts per month to Qimonda’s overall front-end capacity when fully ramped.

•	In June 2007, Qimonda extended its foundry agreement with Winbond. Under the terms of this agreement, Qimonda will transfer its 75-nanometer and 58-nanometer DRAM trench technology to Winbond’s 300-millimeter facility in Taichung, Taiwan. In return, Winbond will manufacture DRAMs for computing applications using these technologies exclusively for Qimonda.

•	In August 2007, Qimonda expanded its foundry agreement with SMIC. Under the terms of the agreement, Qimonda will transfer its 80-nanometer DRAM trench technology to SMIC’s 300-millimeter facility in Beijing and SMIC will manufacture DRAMs for computing applications using this technology exclusively for Qimonda. Furthermore, the agreement includes the option to transfer Qimonda’s 75-nanometer technology to SMIC in the future.

•	In August 2007, Qimonda announced its plans to set up a new Development Center for the development of memory products in Suzhou, China. The additional development capacities will serve Qimonda’s target to further expand and diversify its product portfolio. The Development Center started operations in October 2007.

Technical and Product Developments

     Infineon Logic

•	Our stand-alone FlexRaytm communication controller CIC-310 for high-speed in-vehicle communications passed the FlexRay conformance test. We are one of the first semiconductor suppliers to deliver high-volumes of FlexRay-enabled microcontroller solutions in conformance with the FlexRay protocol specification V2.1.

•	We successfully ramped-up our 32bit TriCore (TM) AUDO-NG products in our 130-nanometer embedded flash technology in the Dresden (Germany) facility. The AUDO-NG product family comprising of TC1796, TC1766 and further derivatives is optimized for mid-range to highest-end powertrain applications. With the successful ramp-up to high volume production at highest quality, we have enabled our automotive customer base to introduce new engine platforms at the car manufactures to increase fuel efficiency.

•	We began to supply our highly-secure contact-less smartcard microcontrollers in connection with MasterCard’s PayPass deployments in 13 countries worldwide, including Taiwan, Malaysia, Australia and the US.

•	We introduced our new “miniature” silicon microphone for consumer and computer communication devices. It is approximately one-half the size and operates on just one-third the power of conventional microphones and contains silicon MEMS (micro-electrical-mechanical system) technology. The new microphone achieves the same acoustic and electrical properties as conventional microphones, but is more rugged and exhibits higher heat resistance.

•	We announced our next-generation family of power semiconductors used for DC/DC converter applications in computers, telecommunications and consumer electronic devices, enabling significant power savings.

•	We introduced the first two members of our new family of electronic power modules designed for hybrid electric vehicle (“HEV”) motor drive systems: the HybridPACK1™ and HybridPACK2™ power modules. These systems reduce electrical power losses by one-fifth, enabling simpler cooling systems.

•	We introduced the SMARTi® WiMAX, a single-chip multi-mode dual-band CMOS RF-transceiver for WiMAX/WiFi applications that supports the entire spectrum of licensed WiMAX frequencies, allowing for worldwide implementation and seamless roaming using a single RF device.

•	We introduced S-GOLD® radio, a single-chip solution for EDGE mobile phones. The S-GOLD® radio significantly reduces system component count, the modem printed circuit board area and the overall engineering bill-of-materials.

•	We presented two new single-chip RF CMOS transceivers, the SMARTi® PM+ and SMARTi® UE for EDGE and multi-mode 3G mobile phones, respectively.

•	We introduced Amazon-SE, a new ADSL2+ system-on-a-chip solution for DSL modems and routers that will help drive broadband penetration in emerging markets.

•	We introduced a wireless broadband integrated access device (“IAD”) reference design for Digital Home Network.

     Qimonda

•	Qimonda launched the industry’s first Mobile-RAM with 183MHz performance.

•	Intel validated Qimonda’s Advanced Memory Buffer Chip, supporting next-generation server memory.

•	Qimonda introduced the industry’s first quad-rank, 8GB DDR2 Fully-Buffered Dual-In-Line Memory Modules (“FB-DIMMs”), an enabling technology to drive the next generation of multi-core server performance while lowering server power consumption.

•	Qimonda DDR3 Memory components and modules were validated on Intel reference platforms.

•	Qimonda sampled ultra-low power 512 Mbit Mobile-RAM for mobile applications. Qimonda uses a specifically designed 75-nanometer low-power trench technology platform that is the basis for an entire Mobile DRAM product family in this node.

Industry Background

Semiconductors power, control and enable an increasing variety of electronic products and systems. Improvements in semiconductor process and design technologies continue to result in ever more powerful, complex and reliable devices at a lower cost per function. As their performance has increased and size and costs have decreased, semiconductors have become common components in products used in everyday life, including personal computers, telecommunications systems, wireless handheld devices, automotive products, industrial automation and control systems, digital cameras, digital audio devices, digital TVs, chip cards, security applications and game consoles.

The market for semiconductors has historically been volatile. Supply and demand have fluctuated cyclically and have caused pronounced fluctuations in prices and margins. Following a severe downturn in 2001, the industry experienced a further period of low demand and ongoing worldwide overcapacity during 2002. In 2003 and in particular in 2004, the semiconductor market showed stronger performance. During 2005, global semiconductor market growth slowed significantly to 7 percent. In 2006 market growth slightly accelerated to 9 percent according to WSTS. For the 2007 calendar year, WSTS anticipates a growth rate of 4 percent for the global semiconductor market.

Strategy

Following the carve-out of our memory products business into the separately publicly listed company Qimonda, we now focus on the following core businesses: automotive, industrial & multimarket and security & ASICs in our Automotive, Industrial & Multimarket (“AIM”) segment and mobile phone platforms, RF solutions, and broadband access in our Communication Solutions (“COM”) segment. In particular, we strive to achieve profitable growth in these businesses by maintaining and expanding our leadership position in semiconductor solutions for energy efficiency, security, and communication.

To achieve these goals in our non-memory businesses we seek to:

•	Build on our market leadership position in the field of semiconductors, in particular by helping to improve energy efficiency. We believe that our success to date has been based on a deep understanding of a wide range of applications for the automotive and industrial sectors as well as for personal computers and other consumer devices. Our leading position in these areas is built on high-performance products, superior process technologies and optimized in-house manufacturing capabilities. We see significant growth potential for our power business, driven by high energy costs and the need for ever longer battery lifetimes in mobile devices.

•	Provide the technology to be connected every day & everywhere — from home, in the office or on the way. We seek to continue to profit from our key strengths in areas such as RF technology and wireline access. In order to benefit from the ever-increasing need for mobility and communication in all aspects of day-to-day life, we intend to broaden our customer base and to focus on the most promising solutions for future profitable growth, such as cellular phone platforms and broadband customer premises equipment.

•	Strengthen our leadership position in security solutions. We intend to leverage our know-how to address applications in new areas, and believe we are well positioned to benefit from future trends like the transition to e-passports and the implementation of digital rights management in consumer devices. We believe that the ever-increasing digitalization and increasing mobility in daily life will be a key driver for our security & safety business.

•	Selectively strengthen our core businesses through strategic acquisitions. Following the carve-out of the Qimonda business, we have been seeking to expand the breadth and depth of our core operations in automotive and industrial applications and communications, in particular through selective acquisitions of other businesses and technologies. We anticipate that we will use a portion of the proceeds of any further sales of Qimonda shares to pursue additional acquisition opportunities.

•	Manage carefully the mix of make-versus-buy in manufacturing and process technology development. We intend to continue to invest in those process technologies where Infineon has a clear competitive advantage such as power, embedded flash and RF technologies. At the same time, in standard CMOS below 90-nanometer, we will continue to share risks and expand our access to leading-edge technology through long-term strategic partnerships with other leading industry participants. We do not intend to invest in in-house capacity for standard-CMOS processes below the 90-nanometer node, and we will make more extensive use of manufacturing at silicon foundries.

Regarding our memory business, we strive to benefit as Qimonda implements its strategy, including its plans to:

•	Improve its average selling prices by increasing its focus on DRAM products for advanced infrastructure, graphics, mobile and consumer applications.

•	Leverage its technology leadership and increase its presence in low-cost regions to continue to reduce unit costs.

•	Improve profitability and return on capital throughout the memory product industry’s business cycle.

We aim to reduce our interest in Qimonda to less than 50 percent by no later than our 2009 general meeting of shareholders. We will continue executing this strategy to reduce our interest in Qimonda through secondary offerings and other capital market measures, making any cash inflow from such sales of shares available for selective acquisitions to strengthen our core business or to repurchase our shares. In addition, we intend to amend our Articles of Association at our 2008 general meeting of shareholders to authorize a payment of dividends in kind to our shareholders. A distribution of Qimonda shares as dividend in kind would then be possible after our 2009 general meeting of shareholders, provided that we have distributable profits.

Products and Applications

The following summary provides an overview of some of the more significant products and applications, and the four largest customers of each of our three segments, in the 2007 fiscal year.

Principal Products, Applications and Customers

Four
Largest
Customers
in the 2007
Fiscal
Segment	Principal Products	Principal Applications	Year

Automotive, Industrial & Multimarket	Power semiconductors (discretes, ICs and modules), sensors and microcontrollers (8-bit, 16-bit, 32-bit) with and without embedded memory, silicon discretes, chip card and security ICs, ASIC design solutions including secure ASICs, Trusted Platform Modules	Automotive: Powertrain (engine control, transmission control, hybrid), body and convenience (comfort electronics, air conditioning), safety and vehicle dynamics (ABS, airbag, stability control), infotainment (wireless communication, telematics/navigation)	Avnet, Bosch, Siemens, Silicon Application Corporation
Industrial & Multimarket: Power management & supplies, lighting, drives, power generation and distribution, industrial control, discrete commodity products (e.g., handsets)
Security & ASICs: Chip card and security ICs (e.g., for mobile communication, identification, finance), platform security for computers and in networks (i.e., Trusted Platform Modules), hard disks, game consoles, hearing aids, computer peripherals

Communication Solutions	Baseband ICs, RF transceivers, power management ICs, single chip ICs integrating these components, mobile phone platform solutions including software, DECT chipsets, tuner ICs, RF-power transistors, ICs for voice access and core access (e.g., CODECs, SLICs, ISDN, T/E), broadband access ICs for xDSL CO/CPE, VoIP, switch and PHY, system solutions for DSL-modems, home-gateways	Mobile telephone systems for major standards (GSM, GPRS, EDGE, UMTS), cordless telephone systems for major standards (WDCT, DECT), RF connectivity solutions (e.g., Bluetooth, GPS), cellular base stations, voice access and core access, broadband access solutions for central office, broadband customer premises equipment and home networking equipment	Avnet, LG, Nokia, Siemens

Qimonda	Standard DRAM components (DDR, DDR2)	Memory modules, components-on-mainboards, consumer devices (digital TV, set-top boxes, DVD recorders)	Dell, HP, Kingston, Sony
	Personal system DRAM modules (Unbuffered DIMMs with and without ECC, SO-DIMMs, Micro-DIMMs)	Desktop computers, workstations, entry-level servers, notebook computers, sub-notebooks, ultra-mobile PCs
	Infrastructure DRAM modules (Registered DIMMs, FB-DIMMs, VLP-DIMMs)	Servers, Workstations, blade servers
	Networking, storage and industrial DRAM products	Networking, telecom and industrial equipment, storage
	Graphics (DDR2, GDDR3)	Graphic cards in desktop and notebook computers, game consoles
	Mobile and Consumer (Mobile-RAM, Cellular-RAM)	Top- and mid-range mobile phones (2.5G/3G), PDAs, digital still cameras, digital audio players, GPS

Automotive, Industrial & Multimarket

The Automotive, Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in automotive, industrial and security applications, in addition to applications with customer-specific product requirements. Our automotive and industrial business units focus on microcontrollers and power semiconductors (which handle higher voltage and higher current than standard semiconductors), discrete semiconductors, modules and sensors. According to Strategy Analytics, we were the second largest producer of ICs for automotive electronics worldwide in 2006, with more than 9 percent of the market, and the largest in Europe. Within the fragmented market for industrial semiconductor applications, we focus on power management and supply, as well as drives and power generation and distribution. IMS Research reported that we were the number one supplier worldwide for power semiconductors in 2006, with a market share of more than 8 percent. Our broad portfolio addressing consumer, computing and communication applications ranges from discrete semiconductors and power devices to chip card and security ICs and ASIC design solutions.

Automotive

The market for semiconductors for automotive applications has grown substantially in recent years, reflecting increased electronic content in automotive applications in the areas of safety, power train, body, and convenience systems. This growth also reflects increasing substitution of mechanical devices such as relays by semiconductors, in order to meet more demanding reliability, space, weight, and power reduction requirements.

Our automotive team offers semiconductors and complete system solutions in the engine management, safety and chassis, body and convenience, and infotainment markets, in some cases including software, to its customers. Our principal automotive products include:

•	Semiconductors for power train applications, which perform functions such as engine and transmission control and hybrid power trains;

•	Semiconductors for safety management, which manage tasks such as the operation of airbags, anti-lock braking systems, electronic stability systems, power steering systems and tire pressure monitoring systems;

•	Semiconductors for body and convenience systems, which include light modules, heating, ventilation and air conditioning systems, door modules (power windows, door locks, mirror control) and electrical power distribution systems; and

•	Semiconductors for infotainment, such as those used for wireless communication and navigation/telematics.

According to Strategy Analytics, safety and vehicle-dynamics systems comprise the largest portion of the market, followed by body and convenience systems, power train applications, such as transmission, engine and exhaust control, in-car entertainment, and driver information.

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

Time periods between design and sale of our automotive products are relatively prolonged (three to four years) because of the long periods required for the development of new automotive platforms, many of which may be in different stages of development at any time. This is one of the reasons why automotive products tend to have relatively long life-cycles compared to our other products. The nature of this market, together with the need to meet demanding quality and reliability requirements designed to ensure safe automobile operation, makes it relatively difficult for new suppliers to enter.

In order to strengthen our position in all areas of automotive electronics, we seek to further develop our strong relationships with world-wide leading car manufacturers and their suppliers, with a particular focus on those at the forefront in using electronic components in cars. We also seek to further strengthen our presence in the United States and to expand in other geographic areas, notably Japan. We believe that our ability to offer complete semiconductor solutions integrating power, analog and mixed-signal ICs and sensor technology is an important differentiating factor among companies in the automotive market. We also believe that our strength in this relatively stable market complements our strengths in other markets that may be subject to greater market volatility.

We strongly emphasize high quality in our products. We have implemented a group-wide program called Automotive Excellencetm, through which we aim for the goal of “zero defects” in our automotive semiconductors and solutions.

Industrial & Multimarket

The market for semiconductors for industrial applications is highly fragmented in terms of both suppliers and customers. It is characterized by large numbers of both standardized and application-specific products. These products are employed in a large number of diverse applications in industries such as transportation, factory automation and power supplies.

Within the industrial business, we focus on two major applications: power management & supply, and power conversion. We provide differentiated products combining diverse technologies to meet our customers’ specific needs. With global energy demand continuing to rise and supplies generally tightening, power semiconductors can make a major contribution by addressing the increasing need for energy savings.

We have a strong position in power applications within industrial and automotive segments. According to the annual market reports of IMS Research, we have been the global market leader for power semiconductors for the past four years, with 8.5 percent market share in 2006.

Our broad portfolio comprises power modules, small signal and discrete power semiconductors, power management ICs and microcontrollers. Our industrial products are used in a wide range of applications, such as:

•	Power supplies (AC/DC), divided into two main categories: uninterruptible power supplies, such as power backbones for Internet servers; and switched-mode power supplies for PCs, servers and consumer electronics such as televisions and gaming consoles, as well as battery chargers for mobile phones, notebook computers and other handheld devices;

•	DC/DC power converters for computing and communication applications such as motherboards, telecommunications equipment and graphic cards;

•	Lighting (electronic lamp ballast and control);

•	Drives for machine tools, motor controls, pumps, fans and heating, ventilation, consumer appliances (such as washing machines), air-conditioning systems and transportation as well as power supplies for additional consumer appliances such as inductive cooking;

•	Industrial automation, meters and sensors;

•	Power generation, especially in the fields of renewables and power distribution systems; and

•	Other industrial applications such as medical equipment.

Our portfolio of semiconductor discretes includes:

•	AF (audio frequency) discretes (general purpose diodes and transistors, switching diodes, digital transistors);

•	RF (radio frequency) discretes (diodes, transistors, Small Scale Integrated Circuits (“SSICs”), Monolithic ICs);

•	HIPACtm (High Performance Active and Passive Integration) devices offering ESD/EMI (Electro Static Discharge/Electro Magnetic Interference) protection and high integration in advanced applications (e.g. in mobile communication devices); and

•	SMM (Silicon MEMS Microphone): acoustical sensors based on MEMS (Micro-Electro-Mechanical System) semiconductor technology (for use in mobile phone applications, for example).

Security & ASICs

Our chip card and security unit designs, develops, manufactures and markets a wide range of security controllers and security memories for chip card and security applications. According to Frost & Sullivan, in the 2006 calendar year we remained the market leader in ICs for smart card applications, with a market share of 29 percent, the same as in 2005.

Our products include security memory ICs, security microcontroller ICs for identification documents, payment cards, SIM cards, prepaid telecom cards, access and transportation cards, as well as radio frequency identification (“RFID”) ICs for object identification and access.

The markets for our security products are characterized by an increasing emphasis on high-security applications like identification and payment, and by trends toward lower prices and higher demand for embedded non-volatile memory in SIM cards.

Within our ASIC design & security business we focus on customer-specific products integrating intellectual property from our customers with our own IP.

These products are used in a variety of markets, with a special focus on systems for mobility, data storage and security.

The main products of this business unit include:

•	Systems on Chip (“SoC”) for hard disk drive (“HDD”) applications;

•	Products for computer and gaming peripherals (e.g., in wireless control pads or memory sticks);

•	Secure ASICs, taking advantage of our security know-how (e.g., for authentication or copy protection);

•	Trusted Platform Module (“TPM”) products (hardware-based security for trusted computing); and

•	Customer designs manufactured by us on a foundry basis.

Many of these products are made to meet customer specifications, and are often provided by us on a sole-source basis. As a result, we are often able to establish long-term relationships with customers in this area, in some cases actively supporting the customer’s product roadmap.

Communication Solutions

Our Communication Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireless and wireline communication applications. We are among the leading players in the markets for semiconductor solutions for mobile phones as well as wireline access networks.

Wireless Communications

In wireless communications, our principal products include baseband ICs, RF transceivers and single-chip ICs for the major standards (GSM, GPRS, EDGE, UMTS and DECT), power management ICs, radio-frequency products such as Bluetooth ICs, GPS ICs, and tuner ICs, as well as RF-power components for wireless infrastructure (base stations). Our principal solutions include hardware system design and software solutions for mobile telephone systems (addressing primarily the GSM, GPRS, EDGE, and UMTS standards) and Bluetooth as well as DECT/WDCT systems.

According to Gartner Dataquest, in the 2006 calendar year we held the number seven position in subscriber RF and baseband semiconductor devices, with a worldwide market share of 4 percent. For RF transceivers for digital subscriber devices, we held the number two position in 2006, with a market share of 12 percent, according to Gartner Dataquest.

The markets for products in which our cellular communication ICs and systems are utilized are characterized by trends towards lower cost, increasingly rapid succession of product generations, and increased system integration. According to Strategy Analytics, over 1 billion cellular handsets were produced in the 2006 calendar year, compared with approximately 817 million units in 2005. This growth was to a large extent driven by a strong demand in emerging markets. Increasing demand for connectivity and multimedia capability is expected to increase the IC content of mobile phones. However, despite such increased demand, the average selling prices for cellular phone ICs have declined in recent years. We expect that a further price decline of entry-level handset models, often referred to as “Ultra Low Cost” telephones, will generate additional demand in emerging markets. We expect these trends to create both opportunities and threats for suppliers of cellular communication semiconductors and systems.

We offer products and solutions to customers in the following principal application areas:

•	GSM, or Global System for Mobile Communication, which is the de facto wireless telephone standard in Europe and available in more than 120 countries. GSM is a wireless mobile telecommunication standard that includes General Packet Radio Service (“GPRS”), Enhanced Data rate for GSM Evolution (“EDGE”), and Universal Mobile Telecommunications System (“UMTS”). We offer products and solutions such as baseband ICs, RF transceivers, power management ICs, single-chip ICs integrating these components, mobile software, and reference designs addressing all of these wireless communication standards;

•	UMTS, a GSM-based standard for third-generation (“3G”) broadband, packet-based transmission of text, digitized voice, video, and multimedia at data rates up to 2 megabits per second (“Mbps”). We offer complete multimedia mobile phone platforms, RF transceivers and mobile software for UMTS and also for the next generation HSDPA standard (High-Speed Downlink Packet Access) that supports data rates of up to 7.2 Mbps;

•	DECT (Digital Enhanced Cordless Telecommunications) and WDCT (Worldwide Digital Cordless Telecommunications) standards for digital cordless phones. We offer complete WDCT system solutions for the 2.4 GHz ISM frequency band, which is available worldwide, as well as complete DECT system solutions for the whole range of telephone models required from the market — from low-featured entry models to high-featured comfort models. This includes all necessary RF components, including low-noise transceivers and power amplifiers, as well as all baseband components such as residential handset and base station controllers;

•	DVB (Digital Video Broadcasting), covering a number of generally accepted protocol standards for digital television. DVB-T (Digital Video Broadcasting — Terrestrial) and DVB-H (Digital Video Broadcasting — Handhelds) are television protocol standards that enable digital transmission of digital content for moving reception devices, such as mobile phones and PDAs (Personal Digital Assistants). We offer tuner ICs for stationary, portable and mobile television receivers for the analog (PAL, NTSC) and digital (DVB-C/T, ISDB, ATSC, DAB, DVB-H, T-DMB, ISDB-T) TV standards;

•	The Global Positioning System (“GPS”), a location system based on a network of satellites. GPS is widely used in automotive, wireless, mobile computing and consumer applications. Together with a development partner we have introduced the Hammerhead product family, a single-chip Assisted Global Positioning System (“A-GPS”) receiver for mobile telephones, smart phones and PDAs;

•	Bluetooth, a computing and telecommunications industry specification that allows mobile phones, computers and PDAs to connect with each other and with home and business phones and computers using a short-range wireless connection. We offer BlueMoon UniCellular, a fast and energy-efficient Bluetooth-chip which supports the Bluetooth enhanced data rate (“EDR”) protocol; and

Wireline Communications

The market for wireline communications is currently characterized by:

•	a growing demand for a single network offering voice, video and data (“triple play”) applications, which creates increasing demand for high performance broadband access products;

•	the convergence of voice and data networks into a single Internet Protocol network infrastructure, which we believe will drive demand for DSLAM/digital loop carrier (“DLC”) integrated voice and data (“IVD”) line-card products, particularly in the North American market; and

•	increased investment by carriers in MAN (Metropolitan Area Network) core infrastructure to support increased data bandwidth requirements.

We focus on broadband access solutions for both the central office and the customer premises equipment (“CPE”). In the market for central office applications we offer high-performance xDSL, high-quality voice as well as IVD solutions. In the customer-premise market we provide low-cost Ethernet switches and Ethernet PHYs, wired and wireless LAN NICs, low power consumption network processors and controllers, VoIP ICs and xDSL transceivers. This portfolio of products allows a complete, end-to-end access solution that enables the “triple play” of voice, video, and data applications.

According to Gartner Dataquest, we were the number four supplier of application-specific wireline communication ICs worldwide in 2006, with a 5.6 percent market share. We held the number four position in the wireline access network ICs market segment in 2006, with a market share of 15 percent, according to Gartner Dataquest.

The primary applications for our wireline communication products include:

•	voice access, core access and enterprise applications, e.g., analog line cards, ISDN, T/E, ATM and PBX;

•	broadband access solutions for the central office, such as xDSL line cards; and

•	broadband CPE and home networking equipment such as DSL/VoIP routers, gateways and WLAN access points.

During the fourth quarter of the 2007 fiscal year we acquired the DSL CPE business of Texas Instruments, Inc. This acquisition will enable us to combine our innovative broadband CPE roadmap with Texas Instruments, Inc.’s large DSL CPE deployment base at major carriers worldwide.

Qimonda

Qimonda designs semiconductor memory technologies and develops, manufactures, and markets a large variety of memory products with various packaging and configuration options, architectures and performance characteristics on a chip, component and module level. Qimonda currently offers more advanced DRAM products for infrastructure, graphics, mobile and consumer applications, as well as standard DRAM products for PCs, notebooks and workstations. In its 2007 fiscal year, it also offered a small number of non-volatile NAND-compatible flash memory products, but has recently discontinued production of those products.

The global market for DRAM has experienced strong cyclicality in the past and is expected to continue to do so in the future. Historically, the average price per bit of DRAM experienced an annual decrease of approximately 30 percent. Price and therefore revenue volatility depends on the relation between supply and demand, leading to strong price declines in times of oversupply and relative stability or even increases in times of shortage. However, visibility for both supply and demand is restricted and therefore market development is difficult to predict. The table below presents revenue and bit data as well as calendar year-over-year price-per-bit development for the DRAM market since 2001 (source: WSTS).

Calendar Year	2001	2002	2003	2004	2005	2006

DRAM market in billion $	11	15	17	27	26	34
DRAM market in billion megabits	400	563	785	1,260	1,912	2,809
Year-over-year change average price per bit	(76)%	(3)%	(22)%	0%	(37)%	(10)%

The substantial price decline in the 2001 calendar year, which resulted from worldwide oversupply due to strongly increased capacity, combined with reduced demand, especially in the PC segment, resulted in a substantial reduction in revenues from this business. In the 2002 calendar year, prices for Qimonda’s DRAM products stabilized due to increased demand and consolidation within the industry. In the 2003 calendar year prices dropped again due to slow demand development. In the 2004 calendar year, prices remained flat. In the 2005 calendar year, prices declined more strongly than the historical average due to slow demand development especially in the first half of the year. During the 2006 calendar year, prices stabilized due to reduced growth in DRAM supply as some DRAM manufacturers focused capacity growth on NAND flash. In the 2007 calendar year, prices declined severely in the first half due to seasonal demand weakness, the effects of an earlier build-up of inventories at OEMs ahead of the introduction of the new Windows Vista computer operating system, and capacity conversions from NAND to DRAM by some competitors, following severe price erosion in the NAND flash area. Supply growth across the industry was strong, driven by capacity increases and technology conversions to more efficient technologies.

DRAMs for Infrastructure, Graphics, Mobile and Consumer Applications

Qimonda designs, manufactures and sells technologically advanced DRAM components and modules for use in servers, networking and storage equipment, including specialty DRAMs for use primarily in graphics applications, as well as in mobile and consumer applications.

Infrastructure Applications.  Qimonda’s current portfolio of DRAMs for use in servers, networking and storage equipment includes FB-DIMMs, which Qimonda believes will serve as the next generation of memory device used in high-end servers, and very-low-profile-DIMMs, intended for the blade server market. DRAM consumption in entry level servers is expected to see a 60 percent compound annual growth rate (“CAGR”) based on bits shipped from 2006 to 2011, according to iSuppli. We believe that Qimonda is the only FB-DIMM supplier that has in-house capabilities to design a key component of this module, a logic chip called Advanced Memory Buffer, or AMB. This allows Qimonda to customize the AMB design specifically for its memory modules, providing better know-how transfer from chip-level to system-level and vice versa. Qimonda also provides customized modules to server manufacturers, in each case specifically designed to meet the individual customer’s unique platform requirements. Qimonda expects the market for servers to grow substantially in the next few years, and Qimonda is currently engaged in the development of products it believes will address that growth. For example, Qimonda is developing new generations of standard DRAM with 2 gigabits of capacity for use in future IT infrastructure applications.

Graphics Applications.  Qimonda offers a broad portfolio of graphics DRAMs that support applications with performance ranging from entry level to very advanced. Due to their speed, low power consumption and limited heat generation, Qimonda’s graphics DRAM components are used in game consoles, graphics cards and PC and notebook computers. In some cases, Qimonda makes customized products for use in entertainment applications, including game consoles and imaging devices. Qimonda believes that the trend toward the extensive use of sophisticated graphics applications will result in strong growth in high performance graphics systems, which it believes will in turn drive the demand for its graphics DRAM products.

Mobile and Consumer Applications.  Qimonda offers low-power specialty DRAM products, such as Mobile-RAM and CellularRAMtm that are suited for use in a variety of mobile and consumer applications, such as:

•	mobile phones;

•	mobile consumer products, such as digital still cameras and digital audio players; and

•	stationary consumer products, such as digital televisions and DVD recorders.

Qimonda’s Mobile-RAM is specifically designed for ultra-low power consumption, which is increasingly demanded by today’s battery powered mobile communication devices, especially in high end phones and handheld consumer products. Qimonda intends to focus further on driving technological innovation in this area and believes it was the first both to produce chips with a temperature sensor integrated onto the chip and to introduce a DDR interface for a Mobile-RAM to further reduce power consumption or alternatively offer higher performance. Qimonda also expects that new consumer products that combine more features will require DRAMs that consume very low power yet operate at adequate speeds. Qimonda believes that the trench-architecture-based products it currently offers allow for significantly longer battery life and reduced heat dissipation, both important features for potential customers and their end users.

Qimonda’s CellularRAMtm is designed to be the best choice of memory for entry and midrange handset models. This market segment is characterized by stringent low-power requirements but more moderate density and bandwidth needs. CellularRAMtm balances low power efficiency with high data throughput. Qimonda is also a founding member of the CellularRAMtm specification co-development team and, together with six other industry members, creates common specifications for high-performance pseudo-SRAM devices, enabling it to take an active role in the development of DRAM memory products for one of the fastest-growing technology sectors.

Both Qimonda’s Mobile-RAM and CellularRAMtm products are offered as components and as so-called Known-Good-Dies, or KGDs, for use in Multi-Chip-Packages, or MCPs. MCPs combine different memory chips, usually a non-volatile flash chip, and a faster, volatile RAM chip, and are increasingly used in mobile communication and consumer devices due to their lower space consumption. Qimonda supplies its Mobile-RAM and CellularRAMtm as KGDs on wafer level to MCP manufacturers.

Qimonda also offers a broad range of DRAM products for consumer applications, some of which are of smaller memory densities or older interface generations, such as SDRAM. These are often referred to as “legacy” DRAM products. For example, the manufacturers of hard disk drives, DVD players, home gateways and some printers do not require large amounts of DRAM, but do require a DRAM product that is guaranteed to be available for the product’s entire life cycle, which may be many years. In addition, Qimonda sells products with industrial-level tolerance for cases where consumer applications require a broader guaranteed temperature range. For high-end digital televisions, Qimonda offers modules with up to DDR2 800. Demand for these ‘dedicated’ consumer DRAM products is often less volatile, and their prices are relatively more steady compared to other standard DRAM products.

Standard DRAMs for PC, Notebook and Workstation Applications

In addition to DRAMs for infrastructure, graphics, mobile and consumer applications, we believe Qimonda offers a complete portfolio of standard DRAM products that provide a variety of speeds, configurations and densities suited to particular end uses. In the 2007 fiscal year, Qimonda sold the majority of its standard DRAM products for use in PCs and workstations to desktop and notebook computer manufacturers and to distributors who sell DRAMs to smaller OEMs and contract manufacturers. Qimonda’s standard modules, including Unbuffered DIMMs and SO-DIMMs, are used primarily for PCs and notebooks, while its more specialized modules such as High-Density SO-DIMMs and Micro-DIMMs are typically used in high-end notebook computers and sub-notebooks. We believe Qimonda’s engineering capabilities permit it to offer these specialized modules and differentiate it from suppliers focused primarily on standard DRAM products. Many of its customers that produce PCs and workstations also produce servers, networking and storage equipment or graphics, mobile and consumer products. We believe these customers expect Qimonda to offer both standard DRAM products and other types of DRAM products so that Qimonda can supply their entire product ranges. Qimonda intends to invest in technology development and anticipates playing an active role in the development of future DRAM architectures, including third-generation DDR, or DDR3.

Other Products

In the beginning of the 2007 fiscal year, Qimonda ramped down the production of its flash products and converted the capacity to DRAM, as had been decided in the prior fiscal year following the significant price decline for data flash memories. Qimonda continues to be engaged in technology development for non-volatile memories to address a potential future system flash market with a competitive platform.

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

Qimonda also sells a small volume of embedded memories, which are systems-on-a-chip designed for special applications.

Customers, Sales and Marketing

Customers

We sell our products to customers located mainly in Europe, the United States, the Asia/Pacific region and Japan.

We target our sales and marketing efforts on demand creation at approximately 530 direct customers worldwide (including distributor and Electronic Manufacturing Services (“EMS”) accounts, as well as customers acquired through our recent acquisition of the DSL CPE business of TI and the mobility products business of LSI) of which approximately 120 are solely customers of Qimonda.

On a group wide basis, no customer accounted for more than 10 percent of our sales in the 2007 fiscal year, and our top 20 customers accounted for approximately 56 percent of our sales.

We focus our sales efforts on semiconductors customized to meet our customers’ needs. We therefore seek to design our products and solutions in cooperation with our customers so as to become their preferred supplier. We also seek to create relationships with our major customers that are leaders in their market segments and have the most demanding technological requirements in order to obtain the system expertise necessary to compete in the semiconductor markets.

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

Below we provide more detailed information on the customers of each of our principal segments:

Automotive, Industrial & Multimarket

Automotive

In the automotive business, which includes sales of microcontrollers, power devices and sensors, our customer base includes most of the world’s major automotive suppliers. Our two largest customers in the 2007 fiscal year were Bosch and the Siemens group. Bosch purchases products mainly for automotive applications. The Siemens group purchases semiconductors for automotive and industrial applications. Sales of automotive products are made primarily in Europe and, to an increasing extent, in the United States, China, Korea and Japan.

Industrial & Multimarket

In the industrial & multimarket businesses, the Siemens group is the largest OEM customer, but the bulk of our sales of industrial products are made in small volumes to customers that are either served directly or through third-party distributors like Arrow, AVNET or Silicon Application Corporation. Our sales of industrial products vary by type of product, with devices for drive and power conversion applications sold primarily in Europe and the United States, and devices for power management and supply sold primarily in Asia (other than Japan) and Europe. Our wide variety of discrete commodity products is targeted at customers in all major fields of applications, including consumer, computing and communication.

Security & ASICs

Our chip card and security business derives a large portion of its revenues from large-scale projects like ePassport projects. Within the chip card business, three card manufacturers — Gemalto, Giesecke & Devrient and Oberthur Card Systems — accounted for a significant portion of sales. We maintained our strong worldwide position in the security business during the 2007 fiscal year.

With our broad and complementary IP portfolio, system integration skills, and manufacturing expertise, we seek to leverage our IP into ASIC-based system solutions. We concentrate on customized designs for customers such as Hitachi Global Storage and Microsoft Corporation.

Communication Solutions

Wireless Communications

In the field of wireless communications we sell a wide variety of products addressing applications such as cellular phones, cordless phones, transmission technologies for short, middle and long distances, tuners, positioning systems and wireless infrastructure to most of the world’s leading wireless device and equipment suppliers. In cellular phone applications, customers purchase products that range from ASSPs and customized ASSPs that we produce to customer design and specifications to complete system solutions including mobile software. With complete system solutions, we target OEMs as well as design houses and ODMs. Our largest cellular phone customer in the 2007 fiscal year was Nokia, which primarily sources RF semiconductors from us. With the insolvency of BenQ’s German subsidiary in the 2006 fiscal year, we lost a major customer for our baseband ICs. Nevertheless, we successfully increased shipments of complete mobile phone platform solutions to other leading customers such as LG, Panasonic and ZTE. These mobile phone platform solutions contain our baseband IC, RF IC and power management IC or a single-chip IC integrating these components, as well as the corresponding mobile software. During the 2007 fiscal year, Nokia, the largest cellular phone OEM with a 35 percent market share in 2006 according to Strategy Analytics, announced that it will expand its use of commercially available chipsets and has chosen our E-GOLDvoice single-chip for selected future entry level GSM cellular phones. Our cordless telephone customers typically purchase complete system IC kits including baseband ICs, RF ICs and power amplifiers. To our wireless infrastructure customers, such as Ericsson, we supply RF-power products.

Wireline Communications

The wireline communications business sells IC products for telecommunication and data communication applications to a world-wide customer base, targeted at system providers of broadband communication applications. Our product portfolio includes ICs for voice and core access solutions (for example, CODECs, SLICs, ISDN, T/E), broadband access system solutions for xDSL and VoIP, as well as system solutions for broadband CPE and home networking equipment.

In the 2007 fiscal year, Nokia Siemens Networks was the largest OEM customer of the wireline communications business. Our leading telecommunications and data communications customers also include Ericsson, Huawei, Siemens and Sphairon. We deliver our semiconductor solutions to our customers either directly, via distributors such as Avnet, or via system manufacturers such as Hon Hai Precision.

During the fourth quarter of the 2007 fiscal year, we acquired the DSL CPE business of TI. This acquisition will enable us to combine our innovative broadband CPE roadmap with TI’s large DSL CPE deployment base at major carriers worldwide.

Qimonda

Qimonda’s customers include the world’s largest suppliers of computers and electronic devices. Qimonda’s current principal customers include major computing OEMs, or OEMs in the PC and server markets, including HP, Dell, IBM, Sun Microsystems and Sony. To expand customer coverage and breadth, Qimonda also sells a wide range of products to memory module manufacturers that have diversified customer bases, such as Kingston, and to a number of distributors. More recently and in connection with the ongoing expansion of its product portfolio, especially into graphics applications, Qimonda has added customers with a strong focus on enabling these applications, such as nVidia and AMD, and customers who are active in the game console market, such as Microsoft, Sony and Nintendo. In addition, Qimonda has added customers in the area of consumer and mobile applications, such as LG, Spansion and SanDisk. Qimonda believes that having a close relationship with these customers can benefit it in the development of future memory generations by making it easier to develop memory solutions for future end applications and improve its product designs.

Sales and Marketing

As of September 30, 2007, we had approximately 2,225 sales and marketing employees (including approximately 390 Qimonda employees) worldwide.

Infineon Logic

We create and fulfill our product sales either directly or through our network of distribution partners.

A team of Corporate Account Executives is assigned to develop business relationships with our most important strategic customers. Dedicated Account Managers foster our relationships with all other important direct customers. Regional sales units offer additional support for global accounts based in their regions, as well as local accounts that are key players in specific markets. In three smaller markets we still have contractual arrangements with the Siemens and Epcos sales organizations to provide defined sales support.

To serve the broader market and expand our indirect sales, a dedicated organization develops, maintains and interacts with a strong network of distribution partners.

This optimized network includes globally active distributors, strong regional partners and committed niche specialists. In addition, third-party sales representatives help to identify and create business, particularly in the United States.

A number of our important direct customers increasingly outsource activities ranging from product design and procurement to manufacturing and logistics to global Electronics Manufacturing Services (“EMS”). To meet the specific requirements of the EMS industry, we have a dedicated EMS sales team. Focusing on the EMS market leaders, these account managers follow up on manufacturing transfers from OEM to EMS and conclude strategic partnerships for design and technology to increase our market share within the EMS channel.

Within each of our business units, we have product- and applications-oriented marketing employees. These employees investigate market trends and the needs of their respective segments to grow our market share. They define, develop, optimize and position new products and provide product support from market introduction up to the end-of-life stage.

Finally, we utilize advertising campaigns mainly in the trade press to establish and strengthen our identity as a major semiconductor provider and actively participate in trade shows, conferences and events to strengthen our brand recognition and industry presence.

Qimonda

Qimonda makes memory-product sales primarily through direct sales channels and makes use of distributors in order to ensure the best possible customer coverage. It focuses its principal sales and marketing efforts on the technology leaders in each of the DRAM markets it serves. We believe Qimonda has strong customer relationships and that its customers, many of which are leaders in their respective fields, provide Qimonda with special insights into the current state of their respective markets. Qimonda’s engineering experts work directly with its customers to tailor products to each of their specific needs as well as to the needs of their quality and supply chain experts.

Qimonda’s regional sales teams are located in Europe, North America, Asia/Pacific and Japan, and are supported by headquarters staff in Germany. These regional sales centers enable Qimonda to bring its business to its customer base and to provide local contact and support to the teams in those regions.

Qimonda’s marketing teams work closely with its customers and with its sales and R&D organizations. The product marketing groups help plan Qimonda’s product roadmap, to enable it to develop and manufacture products that meet customers’ changing requirements.

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

The following table shows key competitors for each of our segments in alphabetical order:

Key Competitors by Segment

Automotive, Industrial & Multimarket	Freescale, International Rectifier, Mitsubishi, NXP, Renesas, Samsung, ST Microelectronics, Texas Instruments
Communication Solutions	Broadcom, Conexant, Freescale, NXP, Qualcomm, Texas Instruments
Qimonda	Elpida Memory, Hynix Semiconductor, Micron Technology, Nanya Technology (with which we also have a joint venture), Samsung Electronics

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

We believe that we are one of the leaders in the semiconductor industry in terms of the structure size on our wafers. Structure size refers to the minimum distances between electronic structures on a chip. Smaller structure sizes increase production efficiencies in the production of memory and logic products. The structure size of our current logic products is as small as 90-nanometers and we have qualified 65-nanometer technology at multiple manufacturing sites. The structure size of the memory products of Qimonda is as small as 75-nanometers and Qimonda is currently developing production processes for memory products with structure sizes as small as 58-nanometers.

We think that we achieve substantial differentiation at our customers due to our power semiconductor process technology and our world-wide network of manufacturing sites that combine the highest quality standards and flexibility.

High-end mask technology is a prerequisite for achieving small structure sizes. Since May 2002, the Advanced Mask Technology Center (“AMTC”), our joint venture with Advanced Micro Devices and Toppan Photomasks in Dresden, Germany, has developed advanced masks. Since 2004, the joint venture’s mask foundry has produced high-end masks at AMTC’s Dresden production facility. Infineon and Qimonda expect to continue to purchase most of their masks from AMTC and Toppan Photomasks under cooperative arrangements.

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

Our back-end facilities are equipped with state-of-the-art equipment and highly automated manufacturing technology, enabling us to perform assembly and test on a cost-effective basis. We have improved our cost position by moving significant production volumes to lower-cost countries such as Malaysia and China. Our back-end facilities also provide us with the flexibility needed to customize products according to individual customer specifications (giving us “System in Package” capabilities). We continued the process of converting our packages to comply with new international environmental requirements for lead-and/or halogen-free “green packages” in the 2007 fiscal year.

Manufacturing Facilities

We operate manufacturing facilities around the world, including through joint ventures in which we participate. The following table shows selected key information with respect to our current major manufacturing facilities:

Manufacturing Facilities in 2007

	Year of
	commencement
	of first
	production line		Principal products or functions

Front-end facilities — wafer fabrication plants

Infineon Logic:
Dresden, Germany	1996		DRAM, ASICs with embedded flash memory, logic ICs
Essonnes, France(1)	1963	(2)	Logic ICs and ASICs with embedded flash memory
Horten, Norway	1985		MEMS
Kulim, Malaysia	2006		Power, smart power
Regensburg, Germany	1986		Power, smart power, sensors, mixed signal
Villach, Austria	1979		Power, smart power and discretes
Warstein, Germany	1965	(2)	High power
Qimonda:
Dresden 300mm, Germany	2001		DRAM
Richmond 200mm, Virginia	1998		DRAM
Richmond 300mm, Virginia	2005		DRAM
Taoyuan, Taiwan(3)	2004		DRAM

Back-end facilities — assembly and final testing plants
Infineon Logic:
Batam, Indonesia	1996		Leaded power and non-power ICs
Cegléd, Hungary	1997		High power
Morgan Hill, California	2002		RF-power
Regensburg, Germany	2000		Chip card modules, sensors and pilot lines
Singapore	1970		Leadless and leaded non-power ICs, wafer test
Skoppum, Norway	1991		Sensors
Warstein, Germany	1965	(2)	High power
Wuxi, China	1996		Discretes, chip card modules
Malacca, Malaysia	1973		Discretes, power packages, sensors, logic ICs
Qimonda:
Dresden, Germany	1996		DRAM components and modules
Malacca, Malaysia	1973		DRAM components and modules
Porto, Portugal	1997		DRAM components and modules
Suzhou, China(4)	2004		DRAM components and modules

(1)	ALTIS, our joint venture with IBM. We and IBM entered into an agreement in August 2007 to sell ALTIS to AES.

(2)	The current main production line began operations in 1991.

(3)	Inotera Memories, Qimonda’s joint venture with Nanya.

(4)	Qimonda Technologies Suzhou Co. Ltd., Qimonda’s joint venture with CSVC.

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

Logic Manufacturing

Front-end

Our logic front-end facilities currently have a capacity of approximately 280,000 200-millimeter equivalent wafer starts per month. In implementing our ’fab-light’ strategy, we have begun to shift the focus of our in-house manufacturing toward power logic products and to shift manufacturing of advanced logic products to foundries. In this context we pursued the sale of our share in ALTIS. In August 2007, Infineon, IBM and Advanced Electronic Systems AG (“AES”), entered into an agreement, under which AES would acquire the equal 50 percent stakes in ALTIS Semiconductor S.N.C. from Infineon and IBM.

To reflect this change we initiated a reorganization of our operations in the 2007 fiscal year. As a result of these reorganization measures, we expect to achieve additional synergies between Power and Advanced CMOS front-ends and back-ends, respectively.

In 2007, in-house production of advanced logic wafers (with structure sizes of 250-nanometers or less) was carried out at our 200-millimeter manufacturing facility in Dresden and at our ALTIS joint-venture with IBM in Essonnes, France, while in-house production of power logic wafers (with structure sizes of more than 250-nanometers) was largely carried out at our front-end manufacturing facilities in Kulim, Regensburg, and Villach.

Generally, we use foundries to provide flexibility in meeting demand, as well as managing investment expenditures. In recent years, we have enhanced our manufacturing cooperation with United Microelectronics Corporation (“UMC”), particularly with respect to leading-edge CMOS products for wireless communications down to 90-nanometer.

We have entered into a joint development agreement with IBM, Chartered Semiconductor and Samsung, to accelerate the move to 65-nanometer and 45-nanometer process technologies. The 65-nanometer technology has been qualified at several manufacturing sites and the 45-nanometer technology is undergoing transfer to one of our manufacturing partners. In May 2007, we extended the joint development agreements with IBM and its development and manufacturing partners to include the 32-nanometer generation. Starting with 65-nanometer technology, our advanced logic front-end manufacturing will be solely sourced from manufacturing partners, optimizing capital investment and business flexibility.

We continued the ramp up of our new power-logic plant in the Kulim Hi-Tech Park in the north of Malaysia in the 2007 fiscal year and plan to further increase our production capacity at that site. This will allow us to further expand our presence in the growing Asian market, as well as to strengthen our cost and competitive positions. We expect to ramp-up capacity at Kulim according to market demand. We expect that maximum capacity could reach approximately 100,000 wafer starts per month.

Back-end

We have a number of logic back-end facilities, located primarily in Europe and Asia. We also use assembly and test subcontractors to provide us with flexibility in meeting demand, as well as managing investment expenditures. For assembly services, we have further intensified our partnership with AMKOR Technology on leadless and flip-chip technologies.

Qimonda Manufacturing

Front-end

In the 2007 fiscal year, Qimonda continued to increase the share of its DRAM manufacturing on 300-millimeter diameter wafers. The ramp-up of the second manufacturing module at Inotera, Qimonda’s 300-millimeter manufacturing joint venture with Nanya, was completed and the total capacity in both manufacturing modules at Inotera reached 120,000 wafer starts per month in September 2007. Qimonda and Nanya are each entitled to 50 percent of Inotera’s capacity. In addition, Qimonda’s 300-millimeter facility at Richmond ramped up production to a capacity of approximately 30,000 wafer starts per month by September 2007. The maximum capacity of this facility is expected to amount to 50,000 wafer starts per month and is planned to be ramped up depending on market developments. Qimonda’s foundry and development partner Winbond has continued the ramping up of its 300-millimeter production since its opening in April 2006. The increasing share of 300-millimeter production and the conversion to 80-nanometer and 75-nanometer technologies should substantially reduce Qimonda’s overall per-unit cost for memory chips.

In April 2006, Qimonda entered into an agreement with Infineon for the production of wafers in the Dresden 200-millimeter fab. Pursuant to the agreements, as amended in January 2007, Infineon has agreed to manufacture specified semiconductor memory products at the Dresden 200-millimeter fab, using Qimonda’s manufacturing technologies and masks, and to sell them to Qimonda at prices based on the cost of manufacture. Qimonda is required under this agreement to pay for idle costs resulting from its purchasing fewer wafers from Infineon than agreed upon, if Infineon cannot otherwise utilize the capacity. Qimonda is also obliged to indemnify Infineon against any third party claims based on or related to any products manufactured for Qimonda under this agreement and against any intellectual property infringement claims related to the products covered by the agreement. In addition, Qimonda agreed in principle to share equally with Infineon potential restructuring costs that might be incurred in connection with the potential ramp down of production in one module of the Dresden 200-millimeter fab.

On November 30, 2007, as part of its measures aimed at further focusing its production on 300-millimeter capacities, Qimonda announced that it will discontinue the purchase of 200-millimeter wafers from Infineon Dresden. The last wafers for Qimonda are planned to enter production at the end of February 2008.

Back-end

Qimonda has its own back-end operations at its lead fab in Dresden as well as in Porto, Portugal and Malacca, Malaysia. In addition, Qimonda sources back-end capacities from its joint venture Qimonda Suzhou, China and uses third party subcontractors for part of the back-end volumes to balance the load in its own fabs. Package development is mainly done at Dresden, whereas the back-end sites in Porto, Malacca and Suzhou focus on volume manufacturing of components as well as DRAM modules. In the 2007 fiscal year, Qimonda and EEMS Italia S.p.A. entered into a partnership dedicated to the assembly and testing of memories. EEMS will manufacture components in a dedicated manufacturing facility in Suzhou, China, that is currently under construction and scheduled to start operations early in the 2008 calendar year. In addition, Qimonda announced plans to construct a new facility for module manufacturing in Johor, Malaysia in which it expects to invest €150 million over the next five years.

Qimonda “Fab Cluster” System

Qimonda has structured and organized its memory fabrication facilities worldwide in its so-called “fab cluster”. Through this organizational approach, Qimonda seeks to use best processes to maximize quality and consistency across facilities. This allows it to ship many products from multiple sites, and therefore supply products to anywhere in the world from multiple facilities. In addition, by locating facilities in different areas, Qimonda can also recruit talent globally. The fab cluster includes Qimonda’s front-end facilities in Dresden and Richmond and corresponding back-end sites in Dresden, Malacca and Porto, as well as its front-end manufacturing joint venture Inotera, back-end manufacturing joint venture Qimonda Suzhou and its front-end foundry partners Winbond and SMIC, and the dedicated back-end facility in Suzhou, China, of

EEMS Italia S.p.A. that is currently under construction and scheduled to start operations early in the 2008 calendar year.

Manufacturing joint ventures and partnerships

We have established the following manufacturing ventures and arrangements with partners:

Infineon Joint Ventures and Partnerships

ALTIS.  In 1991 we entered into an arrangement with IBM, under which IBM manufactured DRAM products in its facility in Essonnes, France and we received a share of the production. Later we agreed with IBM to convert the Essonnes facility to the production of logic devices and to convert the existing production cooperation arrangement into a joint venture called ALTIS. In 2007, we owned 50 percent of the joint venture’s shares plus one share and IBM owned the rest. Following an amendment in December 2005 we began to fully consolidate ALTIS whereby IBM’s 50 percent ownership interest has been reflected as a minority interest. During the 2006 fiscal year, restructuring plans were announced to downsize the workforce at ALTIS in order to maintain competitiveness and reduce costs. Our allocated percentage of the output of ALTIS was 89 percent in the 2007 fiscal year.

In August 2007, Infineon, IBM and Advanced Electronic Systems AG (“AES”) entered into an agreement, under which AES would acquire the equal 50 percent stakes in ALTIS from Infineon and IBM. Pursuant to the agreement, Infineon will enter into a two-year supply contract with ALTIS and we and IBM will license key manufacturing process technologies to AES for use in ALTIS. The transaction is expected to close during the first quarter of the 2008 fiscal year, subject to governmental and regulatory approval and works council consultation.

Qimonda Joint Ventures and Partnerships

CSVC.  Qimonda Technologies (Suzhou) Co., Ltd. is Qimonda’s consolidated joint venture with China-Singapore Suzhou Industrial Park Venture Co., Ltd. (“CSVC”) in Suzhou, China, which has constructed a back-end facility for the assembly and testing of Qimonda’s products. The joint venture agreement was entered into in July 2003 and has an initial term of 50 years. It can generally be terminated upon material breach by the other party, a party’s bankruptcy or insolvency and various other events relating to a party’s financial condition. The facility officially opened in September 2004 and is scheduled to have capacity of up to one billion chips per year. The facility will be ramped in a number of stages as dictated by growth and trends in the global semiconductor memory market. Qimonda is required to purchase the entire output of the facility. We and Qimonda have invested $155 million in the venture and Qimonda expects to invest a further $86.5 million in the venture by the end of its 2008 fiscal year pursuant to the current contractual obligations. Qimonda currently holds 63 percent of the outstanding capital stock of Qimonda Suzhou and plans to increase its investment in this venture such that it will hold approximately 72.5 percent of its share capital by the end of 2008, with CSVC owning the remaining 27.5 percent. Qimonda has the option to acquire the remaining CSVC stake at the nominal investment value plus accrued and unpaid return. The joint venture intends to arrange external financing for any further investment required to purchase additional equipment. There can be no assurance that this external financing can be obtained at favorable terms or at all.

SMIC.  In December 2002, we entered into a Product Purchase and Capacity Reservation Agreement, as most recently amended in October 2007, with Semiconductor Manufacturing International Corporation (“SMIC”), a Chinese foundry. As amended, this agreement provides Qimonda access to additional DRAM manufacturing capacity. Under the terms of this agreement, SMIC agreed to manufacture, and Qimonda has agreed to purchase, up to 20,000 wafers per month at SMIC’s 200-millimeter manufacturing facility in Shanghai at least until 2007 and up to 15,000 wafers per month at SMIC’s 300-millimeter manufacturing facility in Beijing at least until 2009. The agreement remains in effect until December 31, 2010 and may be extended. Qimonda has the unilateral right to terminate this agreement in the event that one of its competitors acquires 50 percent of SMIC’s voting shares. In addition, either party may terminate the agreement upon material breach by the other party of any obligation under this or the ancillary know-how transfer agreement or upon bankruptcy or insolvency of the other party.

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

In August 2004, we entered into an extended Product Purchase and Capacity Reservation Agreement, as most recently amended in August 2006, with Winbond. This agreement gives Qimonda access to additional DRAM production capacity of up to 15,000 wafers per month in Winbond’s 300-millimeter manufacturing facility in Taiwan until 2009. Qimonda has exceeded this level from time to time. Under the terms of this agreement Qimonda agreed to provide its 80-nanometer DRAM trench technology to Winbond’s 300-millimeter manufacturing facility and Winbond agreed to manufacture DRAMs for computing applications using this technology exclusively for Qimonda.

In June 2007, Qimonda signed agreements with Winbond to expand its existing cooperation with Winbond and its reservation of capacity at Winbond’s facility for up to 24,000 300-millimeter wafer starts per month. Under the terms of the agreement, Qimonda will provide its 75-nanometer and 58-nanometer DRAM trench technology to Winbond’s 300-millimeter manufacturing facility. In return, Winbond will manufacture DRAMs for computing applications using these technologies exclusively for Qimonda.

Each agreement remains in effect until the last shipment of, and payment for, products manufactured under the agreement unless it is earlier terminated for breach.

Inotera.  We entered into agreements with Nanya relating to a strategic cooperation in the development of DRAM products and assigned these agreements to Qimonda. We have also established a joint venture, Inotera Memories, with Nanya. Inotera has constructed and operates a 300-millimeter manufacturing facility in Taiwan. Pursuant to the agreements, we and Nanya developed advanced 90-nanometer and 75-nanometer technology and have begun development of 58-nanometer technology. Research is conducted in Dresden and Munich, and manufacturing is conducted in Taoyuan, Taiwan.

Inotera’s 300-millimeter manufacturing facilities in Taiwan employ the production technology developed under our joint development agreement with Nanya. Ramp-up of manufacturing at the first facility was completed during the 2006 fiscal year. In May 2005, the groundbreaking for the second manufacturing module took place. Construction of this manufacturing module was completed in the 2006 fiscal year and the ramp-up of capacities in this module was completed in September 2007 with a capacity of 120,000 300-millimeter wafer starts per month in total for both modules. Qimonda is entitled to half of the production capacity of Inotera. Inotera has been listed on the Taiwanese Stock Exchange since March 2006 and has conducted a capital increase based on global depository receipts in May 2006. We completed the transfer of our shares in Inotera to Qimonda on March 13, 2007, excluding less than one percent of the total Inotera shares which we hold in trust for Qimonda due to Taiwanese legal restrictions. Qimonda currently owns 35.6 percent of Inotera.

Research and Development

Research and development (“R&D”) is critical to our continuing success, and we are committed to maintaining high levels of R&D over the long term. The table below sets forth information with respect to our research and development expenditures for the periods shown:

Research and Development Expenditures

	For the years ended September 30,
	2005	2006	2007
	(€ in millions, except percentages)

Expenditures (net of subsidies received)	1,293	1,249	1,169
As a percentage of net sales	19%	16%	15%

Our R&D activities are concentrated in the areas of semiconductor based product and system development, as well as process technology. Major R&D activities range from the development of leading edge RF, analog and power circuits, complex digital system-on-chip solutions, high and low power discretes, sensors, reusable IP-blocks, software blocks, CAD flow and libraries, and packaging technology to complex mobile phone system integration.

     Infineon Logic Research and Development

Our logic ICs generally utilize complex system-on-chip designs and require a wide variety of intellectual property and sophisticated design methodologies, to combine high performance with low power consumption. We believe that our range of intellectual property and methodologies for logic ICs, in particular our capability to integrate various ICs and complex software products, will enable us to continue to strengthen our position in the logic IC market. We view expertise in analog/mixed-signal devices and RF design as a particular competitive strength.

Our power ICs and discrete power transistors utilize a sophisticated co-design of circuits and technology procedures to optimize parameters like on-resistance, switching speed and reliability. We believe our expertise in all fields of power applications up to the highest voltage and current levels will enable us to retain a leading development position and help us to remain a leading supplier for power semiconductors.

In 2007 we entered a strategic cooperation with Hyundai Motor Company for the development of automotive electronics. The two companies opened a joint Hyundai Infineon Innovation Center (“HIIC”) which will work on the functional and cost optimization of car electronics systems, as well as develop automotive electronic system architecture. The innovation center is located at the Yangjae-dong headquarters of the Hyundai-Kia Automotive Group in Seoul and is co-managed by both companies.

Also in 2007, we announced the expansion of our R&D activities in Singapore. This expansion will enable us to better serve the growing demand for products in the energy efficiency, connectivity and security areas. We will invest approximately €200 million and add approximately 150 new positions in R&D over a three-year period.

Process technologies are another important focus of our R&D activities. We continuously develop our power technologies in order to support our number one position in the power market. Requirements for automotive and industrial applications, such as high-temperature, high switching power and reliability allow for differentiation through in-house R&D. For advanced logic technologies we are following a strategy of alliances with several partners and consortia to maintain a competitive technology roadmap at an affordable cost level. This includes a joint development agreement with IBM, Chartered Semiconductor and Samsung, to accelerate the move to 65-nanometer and 45-nanometer process technology. The 65-nanometer technology has been qualified at several manufacturing sites and the 45-nanometer technology is undergoing transfer to our manufacturing partner. In May 2007, we extended our joint development agreements with IBM and its development and manufacturing partners to the 32-nanometer generation.

Our process technologies benefit from many modular characteristics, including special low-power variants, analog options and high-voltage capabilities.

     Qimonda Research and Development

Qimonda’s R&D activities are broadly divided into two major steps. First, Qimonda develops a manufacturing process technology and a design platform in conjunction with a “lead” product. Subsequently, the rest of the product portfolio is developed as “follower” products that utilize the design platform established in the first step. The goal of Qimonda’s technology development efforts is to support its product designers to meet the customer requirements for memory products regarding high performance, low power consumption and small form factors (i.e., structure sizes) at a competitive cost level.

In the area of memory process technology, Qimonda started commercial production of DRAM products based on 75-nanometer technology during the 2006 fiscal year. In addition, Qimonda developed an 80-nanometer technology dedicated to its standard DRAM product portfolio that was released for production in October 2006. Both technologies have been in ramp-up during the 2007 fiscal year. A strategic development alliance with Nanya for DRAM technologies allows Qimonda to share development costs and resources. After having successfully finalized the development of 75-nanometer process technology for DRAM products in the 2006 fiscal year, the development alliance is currently developing 58-nanometer process technologies for DRAM products. Qimonda is at the same time working on designs beyond this technology node with an open platform approach and a range of architectures and technologies under review. Qimonda is also engaged in the research and development of various emerging memory technologies. All of Qimonda’s memory technology development takes place at its memory technology development center in Dresden, Germany.

Qimonda’s product development activities focus on those specialized and advanced memory products that it believes provide more stable and higher selling prices than standard DRAMs. To enable this, Qimonda has increased the number of product development engineers from around 560 at the end of the 2003 fiscal year to more than 1,100 worldwide at the end of the 2007 fiscal year. Qimonda believes these enhanced resources have resulted in recent successes in developing new products. For example, Qimonda expanded its graphic DRAM product portfolio from a single product in 2003 to a range of seven products that are currently offered in different densities, interfaces and speeds for the full range of graphics applications from entry level to high-end. Qimonda defines its products in close cooperation with lead customers and industry partners and is actively driving new standards and participating in standardization committees such as the Joint Electron Device Engineering Council (“JEDEC”). Qimonda’s worldwide operating Application Engineering team helps its customers to design in Qimonda products into their systems.

Locations

Our research and development activities are conducted at locations throughout the world. The following table shows our major research and development locations and their respective areas of competence:

Principal Research and Development Locations

Location	Areas of Competence

Infineon Logic:
Bangalore, India	IC, software and system development for wireless, wireline, automotive and industrial products, CAD flow and library development
Bucharest, Romania	Power mixed signal semiconductors, chip card ICs, RF IC development for wireless products
Dresden, Germany	Advanced technology development
Duisburg, Germany	IC and system development for wireless products, RF IC development, customer support for wireline products
Graz, Austria	Contactless systems, automotive power systems, sensor products
Linz, Austria	RF IC and software development for wireless and sensor products
Morgan Hill, California, USA	RF IC development for high power applications
Munich, Germany	Main product development site; Technology integration, CAD flow, library development, IC, software and system development for wireline products, microcontrollers, ASICs with embedded DRAM, chip card ICs, automotive power and industrial products, process technology development
Nuremberg, Germany	Software and system development for wireless products
Regensburg, Germany	Package development, process technology development
Shanghai, China	System development for wireless products
Singapore	IC, software and system development for wireline, wireless and industrial products, package development
Sophia Antipolis, France	IC development for wireless products, library development, CAD flow
Villach, Austria	IC development for power semiconductor products, mixed signal IC development for automotive and communication products
Xi’an, China	IC development for automotive and communication products

Qimonda:
Burlington, Vermont, USA	Low power and mobile and consumer DRAMs
Dresden, Germany	DRAM technology, Flash technology and package technology development
Munich, Germany	Computing and graphic DRAMs, emerging memory research, Flash product development
Padua, Italy	Flash product development
Raleigh, North Carolina, USA	Product development for standard and specialty DRAM
Xi’an, China	Computing and legacy DRAMs

As of September 30, 2007, our research and development staff consisted of approximately 8,340 employees working in our R&D units throughout the world (including approximately 2,505 Qimonda employees), a net increase of approximately 595 from September 30, 2006 (including a net increase of approximately 750 Qimonda employees). We have given particular emphasis in recent years to the expansion of our R&D resources in cost-attractive locations with good access to lead markets and lead customers. We believe that appropriate utilization of skilled R&D personnel in lower-cost locations will improve our ability to maintain our technical position while controlling expenses.

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

At September 30, 2007, on a group-wide basis we owned more than 43,000 patent applications and granted patents (both referred to as “patents” below) in over 40 countries throughout the world, of which approximately 20,000 were held by Qimonda. These patents belong to approximately 14,000 “patent families” (each patent family containing all patents originating from the same invention), of which more than 6,000 were patent families held by Qimonda. At September 30, 2007, approximately 86 percent of our patent families included patents in Europe, approximately 72 percent included patents in the United States and approximately 34 percent included patents in Asia. We filed first patent applications for approximately 1,150 inventions during the 2007 fiscal year, of which approximately 430 related to the Qimonda business. National and regional patent offices examine whether our patent applications meet the necessary requirements. Owing to the complex nature of our patent applications this examination process typically takes several years until grant of a patent.

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

Our competitors also seek to protect their technology by obtaining patents and asserting other forms of intellectual property rights. Third-party technology that is protected by patents and other intellectual property rights may be unavailable to us or available only on unfavorable terms and conditions. Third parties may also claim that our technology infringes their patents or other intellectual property rights, and they may bring suit against us to protect their intellectual property rights. From time to time, it may also be necessary for us to initiate legal action to enforce our own intellectual property rights. Litigation can be very expensive and can divert financial resources and management attention from other important uses. It is difficult or impossible to predict the outcome of most litigation matters, and an adverse outcome can result in significant financial costs that can have a material adverse effect on the losing party. For a description of ongoing disputes, see “Legal Matters”.

Strategic Alliances

Infineon Logic Strategic Alliances

As a part of our long term strategy, we have entered into a number of strategic alliances with other leaders in the semiconductor industry, primarily in the areas of research and development for manufacturing process technologies and joint manufacturing facilities as well as cooperative product design and development.

R&D in advanced process technology nodes for wafer manufacturing is a particular focus for multi-party alliances. During the 2007 fiscal year, we expanded our technology agreements with our alliance partners IBM, Chartered and Samsung (the “ICIS alliance”) in this area and Freescale joined the ICIS alliance. Pooling of human and technological resources supports a high level of innovation coupled with mutual learning and fast feedback, which in turn increases efficiencies, improves economies of scale and reduces time to market for new products.

The current alliance agreement covers 32-nanometer bulk complementary metal oxide semiconductor (“CMOS”) process technology and joint development of process design kits (“PDKs”) to support product designs in those advanced technologies. Collaboration on design, development and manufacturing in advanced technologies has been committed through 2010.

The 90-nanometer, 65-nanometer and 45-nanometer technologies developed to date through this alliance will be used for a broad range of systems including, for example, next generation hand-held products. Future technologies are intended to solve real life problems in fields such as medicine, communications, transportation and security. Advanced technology nodes are intended to support energy efficient, high performance and cost conscious solutions.

Since advanced products include digital, analog, RF and embedded memory circuitry, it is important for Infineon to stay involved in leading edge technology development in order to be able to bridge the requirements for wafer manufacturing and optimum design. This need is independent of our manufacturing strategy, whether in house or outsourced.

Our principal advanced CMOS process technology development alliance is backed by appropriate contracts on CMOS manufacturing with Chartered, UMC, and IBM, amongst others.

In March 2007, we announced a strategic cooperation with Hyundai for the development of automotive electronics. We and Hyundai also opened a joint innovation center with the goal of developing automotive electronic system solutions for Hyundai and Kia vehicles. The cooperation includes the development of automotive electronics system architecture and related semiconductors, along with enhancements of Hyundai’s current automotive electronic systems, based on the synergy of Hyundai’s automotive electronics technology and our semiconductor know-how.

Qimonda Strategic Alliances

In order to achieve and maintain technological leadership in the DRAM market and to share start-up costs inherent in developing successive generations of memory products, we have entered into a number of strategic alliances over the years with selected partners for research and development and manufacturing activities in relation to memory products.

In November 2002, we entered into agreements with Nanya to establish a strategic cooperation in the development of DRAM products and to form Inotera, a joint venture to construct and operate a 300-millimeter manufacturing facility with two manufacturing modules in Taiwan. Under the terms of the initial development agreement, we have developed 90- and 75-nanometer DRAM technologies. In September 2005, we entered into another agreement with Nanya for the joint development of advanced 58-nanometer production technologies for 300-millimeter wafers. The development is being conducted at Qimonda’s R&D centers in Dresden and Munich.

Qimonda also has a number of long-term strategic arrangements with leading industry participants to manufacture products. See “Business — Manufacturing — Qimonda Joint Ventures and Partnerships.”

Acquisitions and Dispositions

Reflecting our commitment to achieve profitability, we continued to dispose of non-core assets in the 2007 fiscal year. In addition, we also started to strengthen our businesses through selective acquisitions. The principal transactions completed in the 2007 fiscal year were as follows:

Sale of Sci-Worx GmbH (“Sci-Worx”)

In January 2007, we sold Sci-Worx, a multimedia consumer electronics and mobile telecommunications company in which we had acquired an initial majority stake in the 2000 fiscal year. On January 3, 2007, we sold all our shares in Sci-Worx to Silicon Image Inc. (“Silicon Image”). As a part of the transaction, we received approximately €11.9 million. The sale was a consequence of our efforts to streamline our R&D capabilities.

Sale of Polymer Optical Fiber (“POF”) Business

In March 2007, we and Avago Technologies Ltd. (“Avago”) entered into an agreement under which Avago acquired our POF business, based in Regensburg, Germany. The POF business is a provider of automotive multimedia infotainment networks and transceivers for safety systems and also provides transmitters and receivers for transportation switching and home broadband services. The transaction included all POF employees and was completed in June 2007. The sale was a consequence of our withdrawal from fiber optic activities.

Acquisition of Texas Instruments Inc.’s CPE DSL business

We acquired Texas Instruments Inc.’s (“TI”) CPE DSL business during July 2007. With this acquisition, we expect to become the leader in the ADSL market in terms of revenue share. This acquisition will enable us to combine our innovative broadband CPE roadmap with TI’s large DSL CPE deployment base at major carriers worldwide. We paid cash consideration of €45 million for the acquired business, which is subject to an upward or downward contingent consideration adjustment of up to $16 million, based on revenue targets of the CPE business during the nine months following the acquisition date.

Acquisition of Mobility Product Group of LSI

In August 2007, we entered into an agreement to acquire the mobility products business of LSI Corporation (“LSI”) for $450 million plus a contingent performance-based payment of up to $50 million. Through the first six months of 2007, LSI’s Mobility Products Group reported sales of approximately €150 million. LSI’s Mobility Products Group consists mainly of mobile radio baseband processors and platforms that complement our existing portfolio. We took on approximately 630 LSI employees as part of the transaction, which closed on October 24, 2007. This acquisition will strengthen our position with leading mobile phone customers, especially Samsung, and our R&D activities for mobile phone platform solutions.

Planned Sale of our interest in ALTIS Semiconductor S.N.C.

In August 2007, we and International Business Machines Corporation (“IBM”) signed an agreement in principle to divest our respective shares in ALTIS Semiconductor S.N.C., Essonnes, France (“ALTIS”) via a sale to Advanced Electronic Systems AG (“AES”). ALTIS, which has been our joint venture with IBM since 1999, manufactures semiconductor components for communication, automotive and security applications in 250-nanometer to 130-nanometer technologies at its manufacturing site in Essonnes, France. Under the terms of the agreement in principle, AES will purchase the equity, which includes the real estate and technology assets of ALTIS from us and IBM, and AES agreed to maintain the level of industrial activity in ALTIS. Pursuant to the agreement, we will enter into a two-year supply contract with ALTIS and IBM and we will license certain manufacturing process technologies to AES for use in ALTIS. The agreement is subject to governmental and regulatory approval and works council consultation.

Sale of 40 percent of High Power Bipolar business

In September 2007, we entered into a joint venture agreement with Siemens AG (“Siemens”), whereby we would contribute all assets and liabilities of our high power bipolar business (including licenses, patents, and front-end and back-end production assets) into a newly formed legal entity called Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) and Siemens would acquire a 40 percent interest in Bipolar for €37 million. We and Siemens already had an ongoing technology cooperation, and this joint venture was a logical next step in that partnership to secure our international competitiveness in this area. The transaction closed in the first quarter of the 2008 fiscal year.

Employees

We employed a total of 43,079 employees as of September 30, 2007 (including 13,481 Qimonda employees). For a further description of our workforce by location and function over the past three years, see “Operating and Financial Review — Employees”.

A significant percentage of our employees, especially in Germany, are covered by collective bargaining agreements determining remuneration, working hours and other conditions of employment, and are represented by works councils. Works councils are employee-elected bodies established at each location in Germany and also at the parent company-wide level (Infineon Technologies AG). Furthermore, works councils exist at our subsidiaries in Austria and France (including ALTIS). In Germany, works councils have extensive rights to notification and of codetermination in personnel, social and economic matters. Under the German Works Constitution Act (“Betriebsverfassungsgesetz”), the works councils must be notified in advance of any proposed employee termination, they must confirm hirings and relocations and similar matters, and they have a right to codetermine social matters such as work schedules and rules of conduct. Management considers its relations with the works councils to be good. The members of the senior management of Infineon Technologies AG are represented by a senior management committee (“Sprecherausschuss”).

In October 2005, the relevant union organized a work stoppage in connection with our plans to shut down our Munich-Perlach facility. This work stoppage lasted one week and was ended following an agreement to financially compensate those employees whose contracts were not continued following the closing of this manufacturing facility in March 2007.

Other than this incident, we have not experienced any labor disputes resulting in major work stoppages in the last three fiscal years.

Legal Matters

Allocation of Litigation Exposure between Infineon and Qimonda

We are the subject of a number of governmental investigations and civil lawsuits that relate to the operations of our memory products business prior to the carve-out of Qimonda. Under the contribution agreement between us and Qimonda, Qimonda is required to indemnify us, in whole or in part as specified below, for any liability we incur in connection with the matters described below (other than the disputes with Dr. Schumacher and Wi-Lan).

All potential liabilities and risks in connection with legal matters existing as of the carve-out date are generally to be borne by the business unit which caused the risk or liability or wherein the risk or liability arose. Except to the limited extent described below for the securities class action litigation, Qimonda has agreed to indemnify us for all liabilities arising in connection with the legal matters specifically described below (other than the disputes with Dr. Schumacher and Wi-Lan), including court costs and legal fees. We will not settle or otherwise agree to any of these liabilities without Qimonda’s prior consent.

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

Antitrust Matters

U.S. Department of Justice Investigation.  In September 2004, we entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its ongoing investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, we agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. We have a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price fixing charges related to DRAM sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. We have entered into settlement agreements with five of these OEM customers and are considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from us. We have secured individual settlements with eight direct customers in addition to those OEMs identified by the DOJ.

U.S. Civil Litigation.  Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against us, Infineon Technologies North America Corporation (“IF North America”) and other DRAM suppliers.

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

In September 2005, we and IF North America entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court and to an opportunity for individual class members to opt out of the settlement). The settlement was approved on November 1, 2006. The court entered final judgment and dismissed the class action claims with prejudice in November 2006. Under the terms of the settlement agreement we agreed to pay approximately $21 million. In addition to this settlement payment, we agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class (after opt-outs) during the settlement period exceeded $208.1 million. The additional amount payable would be calculated by multiplying by 10.53 percent the amount by which those sales exceed $208.1 million. We do not currently expect to pay any additional amount to the class.

In April 2006, Unisys Corporation (“Unisys”) filed a complaint against us and IF North America, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. On May 5, 2006, Honeywell International, Inc. (“Honeywell”) filed a complaint against us and IF North America, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM. Both Unisys and Honeywell opted out of the Direct U.S. Purchaser Class and settlement, so their claims are not barred by our settlement with the Direct U.S. Purchaser Class. Both of these complaints were filed in the Northern District of California and have been related to the MDL described above. In April 2007 the court dismissed the initial complaint with leave to amend. Unisys filed a First Amended Complaint in May 2007. We, IF North America, and the

other defendants again filed a motion to dismiss certain portions of the Unisys First Amended Complaint in June 2007. After Honeywell had filed a stipulation of dismissal without prejudice of its lawsuit against Infineon, the court entered the dismissal order in April 2007.

In February and March 2007 four more opt-out cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc., and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. All four cases were filed in the Northern District of California and have been related to the MDL described above. As with Unisys, the claims of these plaintiffs are not barred by our settlement with the Direct U.S. Purchaser Class, since they opted out of the Direct U.S. Purchaser Class and settlement.

Based upon the court’s order dismissing portions of the initial Unisys complaint described above, the plaintiffs in all four of these opt-out cases filed amended complaints in May 2007. In June 2007, Infineon and IF North America answered the amended complaints filed by All American Semiconductor, Inc., Edge Electronics, Inc., and Jaco Electronics, Inc. and along with its co-defendants filed a joint motion to dismiss certain portions of the DRAM Claims Liquidation Trust amended complaint.

On October 15, 2007, the court entered an order denying the motions to dismiss in the Unisys and the DRAM Claims Liquidation Trust cases with prejudice. On October 29, 2007, we answered the Unisys complaint, denying liability and asserting a number of affirmative defenses. On November 1, 2007, we answered the DRAM Claims Liquidation Trust complaint, denying liability and asserting a number of affirmative defenses.

Indirect Purchaser Litigation.  Sixty-four additional cases were filed between August and October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except for one relating to foreign purchasers, which was subsequently dismissed with prejudice and as to which the plaintiffs have filed notice of appeal) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

Twenty-three of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pre-trial proceedings as part of the multi-district litigation described above. Nineteen of the twenty-three transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to San Francisco County Superior Court for proceedings. The plaintiffs in the indirect purchaser cases outside California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pre-trial proceedings. The defendants have filed two motions for judgment on the pleadings directed at several of the claims. Hearing on those motions took place in December 2006.

The court entered an order in June 2007 granting in part and denying in part the defendants’ motions for judgment on the pleadings. The order dismissed a large percentage of the indirect purchaser plaintiffs’ claims, and granted leave to amend with regard to claims under three specific state statutes. The court ruled that the indirect purchaser plaintiffs must file a motion for leave to amend the complaint with regard to any of the other dismissed claims. In June 2007, the indirect purchaser plaintiffs filed both a First Amended Complaint and a motion for leave to file a Second Amended Complaint that attempts to resurrect some of the claims that were dismissed. On August 17, 2007, the court entered an order granting the motion to file the Second Amended Complaint, which repleaded part of the previously dismissed claims.

State Investigations.  In July 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against us, IF North America and several other

DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. In October 2006, the New York case was made part of the MDL proceeding. In July 2006, the attorneys general of Alaska, Arizona, Arkansas, California, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against us, IF North America and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. In September 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. In October 2006, we joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. On August 31, 2007, the court entered orders granting the motions in part and denying the motions in part. The court’s order dismissed the claims on behalf of consumers, businesses and governmental entities in a number of states, and dismissed certain other claims with leave to amend, with any amended complaints to be filed by October 1, 2007. Between June 25 and August 15, 2007, the state attorneys general of four states, Alaska, Ohio, New Hampshire and Texas, filed requests for dismissal of their claims without prejudice.

European Commission Investigation.  In April 2003, we received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. In light of our plea agreement with the DOJ, we made an accrual during the 2004 fiscal year for an amount representing the probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although we cannot more accurately estimate the amount of the actual fine. We are fully cooperating with the Commission in its investigation.

Canadian Competition Bureau Investigation.  In May 2004, the Canadian Competition Bureau advised IF North America that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No formal steps (such as subpoenas) have been taken by the Competition Bureau to date. We are fully cooperating with the Canadian Competition Bureau in its inquiry.

Canadian Civil Litigation.  Between December 2004 and February 2005 two putative class proceedings were filed in the Canadian province of Quebec, and one was filed in each of Ontario and British Columbia against us, IF North America and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM.

U.S. Securities Class Action.  Between September and November 2004, seven securities class action complaints were filed against us and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of purchasers of our publicly-traded securities who purchased them during the period from March 2000 to July 2004. The consolidated amended complaint alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about our historical and projected financial results and competitive position because they did not disclose our alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of our securities, thereby injuring our shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In September 2006, the court dismissed the complaint with leave to amend. In October 2006, the plaintiffs filed a second amended complaint. In March 2007, pursuant to a stipulation agreed with the defendants, the plaintiffs withdrew the second amended complaint and were granted a motion for leave to file a third amended complaint. Plaintiffs filed a third amended complaint in July 2007. A hearing is scheduled for November 19, 2007.

Our directors’ and officers’ insurance carriers have denied coverage in the securities class action, and as a result we filed suit against the carriers in December 2005 and August 2006. Our claims against one D&O insurance carrier were finally dismissed in May 2007. The claim against the other insurance carrier is still pending.

Other matters

In April 2007, Lin Packaging Technologies, Ltd. (“Lin”) filed a lawsuit against us, IF North America and an additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that certain DRAM products infringe two Lin patents.

On October 31, 2007, Wi-LAN Inc. filed suit in the U.S. district court for the Eastern District of Texas against Westell Technologies, Inc. and 16 other defendants, including our company and Infineon Technologies North America Corp. The complaint alleges infringement of 3 U.S. patents by certain wireless products compliant with the IEEE 802.11 standards and certain ADSL products compliant with the ITU G.992 standards, in each case supplied by certain of the defendants.

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

During 2005, German public prosecutors started an investigation against the owner of a motor sport sponsoring agency with which we had a business relationship, Dr. Andreas von Zitzewitz, a former member of our Management Board, and others for bribery, corruption and other criminal offenses. When we became aware that the public prosecutors had also started an investigation against Dr. Schumacher in connection with our former motor sport sponsoring activities, we decided to withhold the second installment of Dr. Schumacher’s severance payment. Based on further facts that came to light during the course of subsequent internal investigations, we decided to terminate the cancellation agreement with Dr. Schumacher. In December 2005, Dr. Schumacher filed a lawsuit against us for the payment of the second installment under the cancellation agreement. In September 2006, a court ruled that Dr. Schumacher was entitled to receive the second installment. In October 2006, we filed an appeal and sought other judicial remedies against the judgment. In February 2007, the appellate court overruled and revoked the previous judgment of the court from September 2006 and rejected the original claim of Dr. Schumacher.

In addition, in March 2006, Dr. Schumacher filed a lawsuit against us alleging that three statements made by the Chairman of our Supervisory Board in the media were incorrect and applying for a declaratory judgment that Dr. Schumacher was entitled to damages. That lawsuit is still pending.

Accruals and the Potential Effect of these Lawsuits on Our Business

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the minimum amount is accrued. As of September 30, 2007, we had accrued liabilities in the amount of €95 million related to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses for the DOJ and securities class action complaints.

As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on our financial condition and results of operations.

An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in significant financial liability to, and other adverse effects on, us, which would have a material adverse effect on our company’s results of operations, financial condition and cash flows. In each of these matters we are continuously evaluating the merits of the respective claims and defending ourselves vigorously or seeking to arrive at alternative resolutions in our best interest, as we deem appropriate. Irrespective of the validity or the successful assertion of the claims described above, we could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on our results of operations, financial condition and cash flows.

Other

We are subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to our businesses. We have accrued a liability for the estimated costs of adjudication or settlement of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, we do not believe that the ultimate resolution of such other pending matters will have a material adverse effect on our financial position, although the final resolution of such matters could have a material adverse effect on our results of operations or cash flows in the period of settlement.

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

National legislation enacted pursuant to European Commission Directive 2002/96/EC creates significant obligations regarding the collection, recovery and disposal of waste electrical and electronic equipment. This directive obligates manufacturers to finance the collection, recovery and disposal of such products at the end of their life cycle. The end-of-life obligations may affect us as suppliers to electrical and electronic equipment producers and as producers of electronic equipment. Because a number of statutory definitions and interpretations remain unclear and are still pending, the consequences for our company cannot currently be determined in detail. As a result, we are not able at this time to estimate the amount of additional costs that we may incur in connection with this legislation.

Since July 1, 2006, another relevant European Commission Directive, 2002/95/EC, has restricted the use of lead and other hazardous substances in electrical and electronic equipment. Because of this directive ongoing compliance expenditures could be required in the future.

Directive 2005/32/EC on the eco-design of Energy-using Products (“EuP”) establishes ecologically sound development for electrical and electronic devices. It also provides for the possibility that manufacturers of components and sub-assemblies may be subject to specific information requirements regarding environmentally relevant product characteristics. Because the Directive defines conditions and criteria for setting such requirements through subsequent implementing measures, but does not introduce directly binding requirements for specific products, the consequences for our company cannot currently be determined in detail. As a result, we are not able at this time to estimate the amount of additional costs that we may incur in connection with this legislation.

A European Union regulatory framework for chemicals, called REACH, dealing with the registration, evaluation, authorization and restriction of chemicals, became effective on June 1, 2007. Subsequent obligations will become effective in stages over the next few years. This regulation could have a considerable impact not only on producers and importers of chemical substances, but also on downstream users like the semiconductor industry. The availability of chemical substances could be significantly reduced in the European Union, which could have a negative impact on our production as well as research and development activities. We are in close contact with our suppliers and consider ourselves prepared according to the current status of REACH obligations. However, we cannot exclude the possibility of significant future costs in connection with this regulation.

The European Commission is considering restrictions on the use of PFOS (Perfluoroctane sulphonate) in the EU. PFOS is an important constituent of key chemicals used in the semiconductor industry. Any restriction affecting its use may adversely impact our production and cost position.

The Chinese government restricts the use of lead and other hazardous substances in electronic products. Because not all implementing measures nor the key product catalog are in place, the consequences to us cannot currently be determined. As a result, we are not able to estimate the impact, including the additional costs, in connection with these regulations.

Similar regulations on substance bans are being established in various countries of the world. We are not able at this time to estimate the impact, including the amount of additional costs that we may incur, in connection with these possible regulations.

Because the damage and loss caused by fire, natural hazards, supply shortage, or other disturbance at a semiconductor facility can be severe, we have constructed and operate our facilities in ways that minimize the specific risks and that enable a quick response if such an event should occur. We expect to continue to invest in prevention and response measures at our facilities.

Because some of our facilities, including some of those of our joint ventures, are located close to or shared with those of other companies, we may need to respond to certain claims and certain liabilities relating to environmental issues, such as contamination, not entirely originating from our own operations.

Real Estate

We own approximately 2.5 million square meters of land and approximately 1.1 million square meters of building space, including at our facilities at Cegléd (Hungary), Dresden (Germany), Essonnes (France), Horten (Norway), Munich (Germany), Regensburg (Germany), Villach (Austria), Warstein (Germany) and Wuxi (China). This includes approximately 1.2 million square meters of land and 370,000 square meters of building space for Qimonda facilities at Dresden (Germany), Porto (Portugal), Richmond (Virginia, USA) and Suzhou (China).

In addition, we have long-term rental and lease arrangements covering approximately 1.2 million square meters of land at our facilities at Batam (Indonesia), Kulim (Malaysia), Malacca (Malaysia), Munich (Germany), Singapore (Singapore) and Suzhou (China), and approximately 460,000 square meters of building space in various locations in Asia/Pacific, Europe and North America. This includes approximately 0.3 million square meters of land and 86,000 square meters of building space for Qimonda facilities. We believe that these properties are rented or leased on ordinary market terms and conditions.

MANAGEMENT

Supervisory Board Members

The current members of our Supervisory Board, the Supervisory Board position held by them, their occupation, their principal external positions and their ages are as follows:

				Membership of other Supervisory
				Boards and comparable governing
				bodies of domestic and foreign
		Term		companies during the fiscal year ended
Name	Age	expires	Occupation	September 30, 2007

Max Dietrich Kley Chairman	67	2010	Lawyer	Chairman of the Supervisory Board of SGL Carbon AG, Wiesbaden
				Member of the Supervisory Board of BASF AG, Ludwigshafen HeidelbergCement AG, Heidelberg Schott AG, Mainz
				Member of the Board of Directors of UniCredito Italiano S.p.A., Milan, Italy

Gerd Schmidt(1) Deputy Chairman (since February 15, 2007)	53	2009	Chairman of the Infineon Central Works Council
			Chairman of the Infineon Works Council, Regensburg

Wigand Cramer(1)	54	2009	Labor union clerk IG Metall, Berlin

Alfred Eibl(1)	58	2009	Chairman of the Infineon Works Council, Munich-Campeon (since November 8, 2006)

Prof. Johannes Feldmayer	51	2010	Member of the Corporate Executive Committee of Siemens AG, Munich (until September 30, 2007)	Member of the Supervisory Board of Exxon Mobil Central Europe Holding GmbH, Hamburg Until May 24, 2007:
				Chairman of the Board of Administration of Siemens A.E., Athens, Greece
				Chairman of the Supervisory Board of Siemens Rt., Budapest, Hungary Siemens Sp. zo.o., Warsaw, Poland
				Chairman of shareholders’ representatives committee of Siemens s.r.o., Prague, Czech Republic
				Deputy Chairman of the Board of Administration of Siemens S.A., Madrid, Spain Siemens S.p.A., Milan, Italy Siemens Schweiz AG, Zurich, Switzerland
				Member of the Board of Administration of Siemens France S.A., Saint-Denis, France Siemens A.S., Istanbul, Turkey Siemens A.S., Copenhagen, Denmark Siemens A.S., Oslo, Norway (from October 1, 2006)

Member of the Supervisory Board of
Siemens Holdings plc, Bracknell, Great Britain
Siemens AB, Stockholm, Sweden
Siemens AG, Vienna, Austria
Siemens Nederland N.V., Den Haag,
  The Netherlands (from October 1, 2006)

				Membership of other Supervisory
				Boards and comparable governing
				bodies of domestic and foreign
		Term		companies during the fiscal year ended
Name	Age	expires	Occupation	September 30, 2007

Jakob Hauser(1)	55	2009	Chairman of the Works Council Qimonda AG, Munich

Gerhard Hobbach(1) (since February 15, 2007)	45	2009	Deputy Chairman of the Infineon Works Council, Munich-Campeon

Prof. Dr. Renate Köcher	55	2010	Managing Director of Institut für Demoskopie Allensbach GmbH, Allensbach	Member of the Supervisory Board of Allianz SE, Munich BASF AG, Ludwigshafen MAN AG, Munich

Dr. Siegfried Luther	63	2010	Managing Director of Reinhard Mohn Verwaltungs GmbH, Gütersloh	Member of the Supervisory Board of Druck- und Verlagshaus Gruner & Jahr AG, Hamburg (until August 28, 2007) WestLB AG, Duesseldorf/Muenster Wintershall Holding AG, Kassel (since November 21, 2006)

				Chairman of the Board of Administration of RTL Group S.A., Luxembourg

				Member of the Board of Administration of Compagnie Nationale à Portefeuille S.A., Loverval, Belgium (since April 19, 2007)

Michael Ruth(1) Representative of Senior Management	47	2009	Corporate Vice President Reporting, Planning and Controlling, Infineon Technologies AG

Prof. Dr. rer. nat. Doris Schmitt-Landsiedel	54	2010	Professor at the Munich Technical University, Munich

Kerstin Schulzendorf(1)	45	2009	Member of the Works Council Infineon Dresden

Dr. Eckart Sünner (since August 2, 2007)	63	2010	President Legal, Taxes & Insurance BASF AG, Ludwigshafen	Chairman of the Supervisory Board of Lucura Rückversicherungs AG, Ludwigshafen
				Member of the Supervisory Board of K+S AG, Kassel

				Member of the Board of Directors of BASF Corporation, Florham Park, New Jersey, USA

Alexander Trüby(1)	37	2009	Member of the Works Council Infineon Dresden

				Membership of other Supervisory
				Boards and comparable governing
				bodies of domestic and foreign
		Term		companies during the fiscal year ended
Name	Age	expires	Occupation	September 30, 2007

Prof. Dr. rer. nat. Martin Winterkorn	60	2010	Chairman of the Management Board of Audi AG, Ingolstadt (until December 31, 2006) Volkswagen AG, Wolfsburg (since January 1, 2007)
Chairman of the Supervisory Board of
Audi AG, Ingolstadt (since January 1, 2007)

Member of the Supervisory Board of
Salzgitter AG, Salzgitter
FC Bayern München AG, Munich
TÜV Süddeutschland Holding AG, Munich

				Chairman of the Board of Administration of SEAT S.A., Barcelona, Spain (until June 14, 2007) Automobili Lamborghini Holding S.p.A., Sant’Agata Bolognese, Bologna, Italy (until February 12, 2007)

				Member of the Board of Administration of SEAT S.A., Barcelona, Spain (since June 14, 2007)

Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer	63	2010	Member of the Corporate Executive Committee of Siemens AG, Munich	Member of the Supervisory Board of Deutsche Messe AG, Hanover BSH Bosch und Siemens Hausgeräte GmbH, Munich Leoni AG, Nuremberg (since May 3, 2007) SAP AG, Walldorf (since May 10, 2007)

Chairman of the Board of Administration of
Siemens Ltd., Beijing, People’s Republic of China
Siemens K.K., Tokyo, Japan (until
  February 26, 2007)
Siemens S.A., Lisbon, Portugal
Siemens Ltd., Mumbai, India

Klaus Luschtinetz(1) Deputy Chairman (resigned February 15, 2007)	64	2007	Employee of Infineon Technologies AG

Dr. Stefan Jentzsch (resigned August 2, 2007)	46	2007	Member of the Management Board of Dresdner Bank AG, Frankfurt	Member of the Supervisory Board of Premiere AG, Munich

(1)	Employee representative.

The Supervisory Board maintains the following Principal Committees:

Committee	Members

Executive Committee	Max Dietrich Kley Klaus Luschtinetz (resigned February 15, 2007) Gerd Schmidt (since February 15, 2007) Prof. Dr. rer. nat. Martin Winterkorn
Investment, Finance and Audit Committee	Max Dietrich Kley Dr. Siegfried Luther Klaus Luschtinetz (resigned February 15, 2007) Gerd Schmidt (since February 15, 2007)
Mediation Committee	Max Dietrich Kley Klaus Luschtinetz (resigned February 15, 2007) Gerd Schmidt (since February 15, 2007) Alexander Trüby Prof. Dr. rer. nat. Martin Winterkorn
Nomination Committee	Max Dietrich Kley
Prof. Johannes Feldmayer
Prof. Dr. Renate Köcher
Dr. Siegfried Luther
Prof. Dr. rer. nat. Doris Schmitt-Landsiedel
Dr. Eckart Sünner
Prof. Dr. rer. nat. Martin Winterkorn
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer
Strategy and Technology Committee	Alfred Eibl Jakob Hauser Alexander Trüby Prof. Dr. rer. nat. Doris Schmitt-Landsiedel Prof. Dr. rer. nat. Martin Winterkorn Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer

Management Board Members

The current members of our Management Board, their positions and their ages are as follows:

				Memberships of Supervisory
				Boards and comparable governing
				bodies of domestic and foreign
		Term		companies during the fiscal year
Name	Age	expires	Position	ended September 30, 2007

Dr. Wolfgang Ziebart	57	August 31, 2009	Chairman of the Management Board, President and Chief Executive Officer
Member of the Board of Directors of
Infineon Technologies China Co., Ltd., Shanghai,
  People’s Republic of China
Infineon Technologies Asia Pacific Pte., Ltd.,
  Singapore
Infineon Technologies Japan K.K., Tokyo, Japan
Infineon Technologies North America Corp.,
  Wilmington, Delaware, USA

Peter Bauer	47	September 30, 2008	Member of the Management Board and Executive Vice President	Member of the Supervisory Board of Infineon Technologies Austria AG, Villach, Austria (from April 30, 2007 until June 1, 2007, Chairman)

Prof. Dr. Hermann Eul	48	August 31, 2012	Member of the Management Board and Executive Vice President	Member of the Supervisory Board of 7Layers AG, Ratingen

Peter J. Fischl (resigned April 30, 2007; reappointed as of August 7, 2007)	61	March 31, 2008	Member of the Management Board, Executive Vice President and Chief Financial Officer
Chairman of the Supervisory Board of
Qimonda AG, Munich
Infineon Technologies Austria AG, Villach, Austria
  (until April 30, 2007)

Member of the Board of Directors of
Infineon Technologies Asia Pacific Pte., Ltd.,
  Singapore (until May 1, 2007; reappointed
  September 10, 2007)
Infineon Technologies China Co., Ltd., Shanghai,
  People’s Republic of China (until May 1, 2007;
  reappointed August 22, 2007)
Infineon Technologies North America Corp.,
  Wilmington, Delaware, USA
  (until May 1, 2007; reappointed August 6, 2007)
Infineon Technologies Japan K.K., Tokyo, Japan
  (until May 1, 2007)

Dr. Reinhard Ploss (since June 1, 2007)	51	May 31, 2012	Member of the Management Board and Executive Vice President
Chairman of the Supervisory Board of
Infineon Technologies Austria AG, Villach, Austria
  (since June 1, 2007)

Member of the Board of Directors of
  Infineon Technologies (Kulim) Sdn. Bhd., Kulim,
     Malaysia

				Chairman of the Executive Board of Infineon Technologies Austria AG, Villach, Austria (until May 31, 2007)

				Memberships of Supervisory
				Boards and comparable governing
				bodies of domestic and foreign
		Term		companies during the fiscal year
Name	Age	expires	Position	ended September 30, 2007

Resigned Members of the Management Board

Rüdiger Andreas Günther (from April 1, 2007 until August 6, 2007)	49		Member of the Management Board, Executive Vice President (from May 1, 2007 until August 6, 2007, Chief Financial Officer)
Member of the Supervisory Board of
Infineon Technologies Austria AG, Villach, Austria
  (from May 16, 2007 until August 22, 2007)

Member of the Board of Directors of
Infineon Technologies Asia Pacific Pte., Ltd.,
  Singapore (from May 22, 2007 until
  August 23, 2007)
Infineon Technologies China Co., Ltd., Shanghai,
  People’s Republic of China (from May 18, 2007
  until August 22, 2007)
Infineon Technologies North America Corp.,
  Wilmington, Delaware, USA (from May 1, 2007
  until August 6, 2007)
Infineon Technologies Japan K.K., Tokyo, Japan
  (from May 15, 2007 until August 27, 2007)

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

Peter Bauer has been our Executive Vice President and Chief Sales and Marketing Officer since the inception of our company in April 1999. Since January 2005 he has served as the Head of the Automotive, Industrial & Multimarket Segment and of Central Sales Functions. He was President and Chief Executive Officer of Siemens Microelectronics, Inc. from 1998 to April 1999. From 1997 to 1999, Mr. Bauer was also President, Sales and Solution Centers for Siemens Semiconductor Group. Mr. Bauer began his career with Siemens Semiconductor Group in 1986 as a development engineer. Mr. Bauer holds a degree in electrical engineering from the Munich Technical University.

Prof. Dr. Hermann Eul was appointed Deputy Executive Vice President of our Management Board on as of August 2005 and subsequently Executive Vice President and full member of our Management Board as of December 1, 2006. Until 1999 he was General Manager of the Digital TeleCom and Data Com ICs operations at Siemens. When Infineon was formed, he took over the Wireless Baseband and Systems Business Group as Vice President and General Manager. From 2001 to 2002 he was responsible for Security & Chip Card ICs operations as Chief Executive Officer. In 2003 he was appointed as full Professor and Faculty Chair for RF-Technology and Radio-Systems at Hanover University. In 2004 he returned to Infineon where he first co-managed the Wireline Communications segment as Senior Vice President and then, following a reorganization, became Executive Vice President and General Manager of the Communication Solutions segment. Professor Eul studied electrical engineering and has a doctorate in engineering.

Peter J. Fischl was our Executive Vice President and Chief Financial Officer from the inception of our company in April 1999 to April 2007. Mr. Fischl re-assumed office on August 7, 2007 for an interim period ending March 31, 2008. Since May 2006, he has also served as the Chairman of the Supervisory Board of our majority-owned subsidiary Qimonda AG, which has been listed on the New York Stock Exchange since August 2006. From October 1996 to March 1999, Mr. Fischl served as Executive Vice President and Chief Financial Officer of Siemens Semiconductor Group. From 1995 to 1996, Mr. Fischl was General Manager and Vice President of Siemens Mobile Network Division. Prior to that, he was Vice President, Finance and

Business Administration at other Siemens divisions. He started working at Siemens Telecommunications Group in 1971 as a project manager.

Dr. Reinhard Ploss was appointed Executive Vice President and Head of Operations effective June 1, 2007. Dr. Ploss joined Siemens in 1986 as a process engineer. In 1996 he took over the Power Semiconductor business unit, focusing on development and manufacturing. In 1999, he was appointed President of eupec GmbH Co. KG. In 2000, Dr. Ploss became head of the Automotive & Industrial segment, which at the time consisted of power semiconductors, electric drives, automotive applications and the microcontroller business unit. In 2005, he assumed responsibility for manufacturing, development and operational management in the Automotive, Industrial & Multimarket segment.

The members of our Management Board, individually or in the aggregate, do not own, directly or indirectly, more than 1 percent of our company’s outstanding share capital.

The business address of each of the members of our Management Board is Infineon Technologies AG, Am Campeon 1-12, D-85579 Neubiberg, Germany.

Overview of Corporate Governance Structure

In accordance with the German Stock Corporation Act (Aktiengesetz), our company has a Supervisory Board and a Management Board. The two boards are separate and no individual may simultaneously exercise functions or serve as a member of both boards. The Management Board is responsible for managing our business in accordance with applicable laws, our Articles of Association and the rules of procedure of the Management Board. It represents us in our dealings with third parties. The Supervisory Board appoints and removes the members of the Management Board and oversees the management of our company but is not permitted to make management decisions.

In carrying out their duties, members of both the Management Board and Supervisory Board must exercise the standard of care of a prudent and diligent businessman, and they are liable to us for damages if they fail to do so. Both boards are required to take into account a broad range of considerations in their decisions, including the interests of our company and its shareholders, employees and creditors. The Management Board is required to respect the shareholders’ rights to equal treatment and equal information.

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

As a general rule under German law, a shareholder has no direct recourse against the members of the Management Board or the Supervisory Board in the event that they are believed to have breached a duty to our company. Apart from insolvency or other special circumstances, only our company has the right to claim damages from members of either board. We may waive these damages or settle these claims only if at least three years have passed and if the shareholders approve the waiver or settlement at the shareholders’ general meeting with a simple majority, provided that opposing shareholders do not hold, in the aggregate, one-tenth or more of the share capital of our company and do not have their opposition formally noted in the minutes maintained by a German notary.

Supervisory Board

Our Supervisory Board consists of 16 members. The shareholders, by a majority of the votes cast in a general meeting, elect eight members and the employees elect the remaining eight members. Among the eight employee representatives on the Supervisory Board is one member from the ranks of the executive employees (Leitende Angestellte), five members are from the ranks of the employees (excluding executive employees) and two representatives are of the trade unions represented in the Infineon group in Germany. Seven shareholder representatives on the Supervisory Board were elected at the general shareholders’

meeting held on January 25, 2005, one was elected at the general shareholders’ meeting held on February 16, 2006. The term of all shareholder representatives ends with the annual general meeting to be held in 2010. Seven of the employee representatives on the Supervisory Board took office on January 20, 2004, one trade union representative was appointed by the lower district court of Munich on April 20, 2006. The term of all employee representatives ends with the annual general meeting to be held in 2009.

The shareholders, by a majority of the votes cast at a general meeting, may remove any member of the Supervisory Board they have elected at a general meeting. The employee representatives may be removed by those employees that elected them by a vote of three-quarters of the votes cast. The Supervisory Board elects a chairman and a deputy chairman from among its members. If no candidate is elected by a vote of two-thirds of the members of the Supervisory Board, the shareholder representatives elect the chairman and the employee representatives elect a deputy chairman. The Supervisory Board normally acts by simple majority vote, with the chairman having a deciding vote in the event of a deadlock in a second vote on the same matter.

The Supervisory Board meets at least once a quarter. Its main functions are:

•	to monitor our management;

•	to appoint our Management Board;

•	to approve decisions of our Management Board in relation to the following:

•	financial and investment planning, including both budgets and the establishment of limits for financial indebtedness;

•	any investment or disposition that exceeds 10 percent of our total investment budget; and

•	the taking of any financial risk vis-à-vis third parties in an amount exceeding 5 percent of our share capital plus capital reserves.

•	to approve matters in areas that the Supervisory Board has made generally subject to its approval; and

•	to approve matters that the Supervisory Board decides on a case-by-case basis to make subject to its approval.

Our Supervisory Board has established an Investment, Finance and Audit Committee, comprising the chairman of the Supervisory Board and two other members of the Supervisory Board, one of whom is elected from the shareholder representatives and the other from the employee representatives on the Supervisory Board. The Investment, Finance and Audit Committee carries out the functions normally carried out by the audit committee of a U.S. company including, among other duties:

•	preparing the decisions of the Supervisory Board regarding approval of our company’s annual financial statements, including review of the financial statements, our annual reports, the proposed application of earnings and the reports of our auditors;

•	reviewing the interim financial statements of our company that are made public or otherwise filed with any securities regulatory authority;

•	issuing to our auditors terms of reference for their audit of our annual financial statements; and

•	approving decisions of our Management Board or a committee thereof regarding increases of our company’s capital through the issuance of new shares out of authorized or conditional capital, to the extent they are not issued to employees as part of a share option plan.

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

The members of our Supervisory Board, individually or in the aggregate, do not own, directly or indirectly, more than 1 percent of our company’s outstanding share capital.

The business address of each of the members of our Supervisory Board is Infineon Technologies AG, Am Campeon 1-12, D-85579 Neubiberg, Germany.

Management Board

Our Management Board currently consists of five members. Under our Articles of Association, our Supervisory Board determines the Management Board’s size, although it must have at least two members.

Under our Articles of Association and German law, the Management Board adopts rules of procedure for the conduct of its affairs, and may amend them at any time. The adoption and amendment of these rules require the unanimous vote of the Management Board and the consent of the Supervisory Board. The Supervisory Board may, however, decide to adopt rules of procedure for the Management Board instead.

Our Management Board has adopted rules of procedure. Our Supervisory Board approved these rules and resolved that the following decisions of the Management Board require the consent of the Supervisory Board:

•	Decisions relating to financial and investment planning, including both budgets and the establishment of limits for financial indebtedness;

•	Decisions relating to any investment or disposition that exceeds 10 percent of our total investment budget; and

•	Decisions relating to the taking of any financial risk vis-à-vis third parties in an amount exceeding 5 percent of our share capital plus capital reserves.

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

The chairman of the Management Board must propose a plan that allocates responsibilities among the Management Board members and must obtain the consent of the Supervisory Board without delay once the Management Board has adopted the plan. This consent has been obtained.

The Supervisory Board appoints the members of the Management Board for a maximum term of five years. Members of the Management Board may be reappointed or have their term extended for one or more terms of up to five years each. The Supervisory Board may remove a member of the Management Board prior to expiration of such member’s term for good cause, for example, in the case of a serious breach of duty or a bona fide vote of no confidence by the shareholders’ general meeting. A member of the Management Board may not deal with, or vote on, matters that relate to proposals, arrangements or contracts between such member and our company.

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

Compensation

In compliance with legal requirements and the recommendations of the German Corporate Governance Code as amended on June 14, 2007, this report provides information on the principles for determining the compensation of the Management Board and Supervisory Board of Infineon Technologies AG and the amount of compensation paid to the individual members of the Management Board and Supervisory Board.

Compensation of the Management Board

Compensation structure

The Executive Committee of the Supervisory Board, which includes the chairman of the Supervisory Board Max Dietrich Kley, the deputy chairman of the board Gerd Schmidt, and board member Prof. Dr. Martin Winterkorn, is responsible for determining the compensation of the Management Board. The compensation of the members of the Management Board is intended to reflect the company’s size and global presence, its economic condition and performance, and the level and structure of the compensation paid to management boards of comparable companies within Germany and abroad. Additional factors taken into account are the duties and responsibilities as well as the contributions of each member of the Management Board. Their compensation complies with the stipulations of Section 87 of the German Stock Corporation Act and is calculated to be competitive both nationally and internationally and thus to provide an incentive for dedicated and successful work within a dynamic environment. The level of compensation is reevaluated every two years, taking into account an analysis of the income paid to executives of comparable companies.

The compensation of the Management Board comprises the following elements:

•	Fixed annual base salary. The non-performance-related annual base salary is contractually fixed. It is partly paid in 12 equal monthly installments, and partly paid as a lump sum at the end of each fiscal year (in the following referred to as “Annual Lump Sum”).

•	Performance-related compensation. The annual bonus is dependent on the return on assets, which we define as earnings before interest and taxes (EBIT) adjusted for exceptional effects, in proportion to capital employed. This ensures that a bonus is earned only if the business develops positively. The annual bonus is determined by the Executive Committee in a two-phase process. In a first step, a target bonus amount is determined on the basis on the return on assets. The Executive Committee subsequently evaluates the personal performance of each individual board member over the past fiscal year, and then determines the actual bonus amount. In addition to the bonus dependent on the return on assets, Management Board contracts provide for a possible special bonus awarded in recognition of special business achievements.

•	Infineon Technologies AG stock options. Management Board members are eligible to receive stock options under the 2006 Stock Option Plan approved by the Infineon Technologies AG Shareholders’ Annual General Meeting on February 16, 2006, as a variable compensation element with a long-term incentive effect and a risk character. Each stock option guarantees the right to acquire one share at a fixed exercise price. The options are valid for six years and may be exercised only after an initial waiting period of three years and not during specified black-out periods. The exercise price at which a share may be acquired upon exercise of an option is equal to 120 percent of the average Infineon opening prices on the Frankfurt Stock Exchange in the XETRA trading system over the five trading days preceding the date that the option is granted. The exercise of the options is dependent on the attainment of absolute and relative performance targets. The precondition for the exercise of the option rights is that the Infineon share price on the Frankfurt Stock Exchange in the XETRA trading system equals or exceeds the exercise price on at least one trading day during the option life. Furthermore, the options can only be exercised if the Infineon share price exceeds the performance of the comparative index Philadelphia Semiconductor Index for three consecutive days on at least one occasion during the life of the option. These absolute and relative performance targets serve to ensure that the options are only exercised if the value of the company significantly increases. The Supervisory Board is responsible for all decisions on granting options to members of the Management Board. The fair value of the options granted during the 2007 fiscal year was €2.03 per option, determined according to the Monte Carlo simulation model. The main provisions of our 2006 stock option plan are described in note 28 to our consolidated financial statements for the year ended September 30, 2007, and are available in full text on the Internet at www.infineon.com.

Compensation of the Management Board in the 2007 fiscal year

In the 2007 fiscal year, the active members of the Management Board received a total cash compensation of €5,349,206 (previous year(1): €4,391,438). No performance-related bonuses were paid for the 2007 fiscal year. The total compensation amounts to €6,465,706 (previous year(2): €5,667,438). This includes stock options with a fair value of €1,116,500 (previous year: €1,276,000), which were granted to the Management Board members pursuant to the 2006 stock option plan.

The individual members of the Management Board who were active in the 2007 fiscal year received the following compensation (gross without statutory deductions)(3):

Overview of the total compensation

		Cash	Stock-based	Total
		compensation	compensation	compensation
Management Board	Fiscal year	in €	in €	in €(4)

Dr. Wolfgang Ziebart (Chairman)	2007	1,636,828	406,000	2,042,828
	2006	1,735,563	510,400	2,245,963
Peter Bauer	2007	920,146	203,000	1,123,146
	2006	916,438	255,200	1,171,638
Prof. Dr. Hermann Eul	2007	729,815	203,000	932,815
	2006	709,058	255,200	964,258
Peter J. Fischl	2007	1,027,130	304,500	1,331,630
	2006	1,030,379	255,200	1,285,579
Rüdiger A. Günther	2007	799,628	—	799,628
	2006	—	—	—
Dr. Reinhard Ploss	2007	235,659	—	235,659
	2006	—	—	—

Total	2007	5,349,206	1,116,500	6,465,706

	2006	4,391,438	1,276,000	5,667,438

(1)	This amount includes the Annual Lump Sum for the 2006 fiscal year paid in October 2006.

(2)	This amount includes the Annual Lump Sum for the 2006 fiscal year paid in October 2006 and the fair value of the stock options granted in the 2006 fiscal year.

(3)	Each in accordance with the duration of the respective Management Board service contract during the 2007 fiscal year.

(4)	This amount includes the fair value of the stock options granted in the respective fiscal year.

Cash compensation

The cash compensation listed in the overview above comprises the following elements (in €):

						Performance-
						related
		Non-performance-related compensation				compensation
		Annual Base Salary
		Amount paid in
		12 monthly	Annual lump				Total cash
Management Board	Fiscal year	installments	sum(2)		Other(1)	Bonus	compensation

Dr. Wolfgang Ziebart	2007	800,000	800,000		36,828	—	1,636,828
(Chairman)	2006	800,000	800,000		35,563	100,000	1,735,563
Peter Bauer	2007	367,500	532,500		20,146	—	920,146
	2006	360,000	540,000		16,438	—	916,438
Prof. Dr. Hermann Eul	2007	358,333	358,333		13,149	—	729,815
	2006	350,000	350,000		9,058	—	709,058
Peter J. Fischl	2007	400,000	600,000		27,130	—	1,027,130
	2006	400,000	600,000		30,379	—	1,030,379
Rüdiger A. Günther	2007	325,000	425,000	(3)	49,628	—	799,628
	2006	—	—		—	—	—
Dr. Reinhard Ploss	2007	116,667	116,667		2,325	—	235,659
	2006	—	—		—	—	—

Total	2007	2,367,500	2,832,500		149,206	—	5,349,206

	2006	1,910,000	2,290,000		91,438	100,000	4,391,438

(1)	The compensation included under “Other” comprises primarily the monetary value of the provision of a company car and insurance contributions, and, in the case of Mr. Günther, the repayment of relocation expenses.

(2)	This amount includes the Annual Lump Sum for the 2006 and 2007 fiscal years to be paid in the subsequent fiscal year before the preparation of the prior year consolidated financial statements.

(3)	This amount comprises the Annual Lump Sum (pro rata) as well as a guaranteed bonus in the amount of €100,000.

Stock-based compensation

The stock-based compensation listed in the overview above reflects the following stock options granted in the 2007 fiscal year to members of the Management Board pursuant to the 2006 Stock Option Plan:

		Stock options
		granted in the 2007	Fair value at grant
Management Board	Fiscal Year	fiscal year(1)	date in €

Dr. Wolfgang Ziebart (Chairman)	2007	200,000	406,000
	2006	160,000	510,400
Peter Bauer	2007	100,000	203,000
	2006	80,000	255,200
Prof. Dr. Hermann Eul	2007	100,000	203,000
	2006	80,000	255,200
Peter J. Fischl	2007	150,000	304,500
	2006	80,000	255,200
Rüdiger A. Günther	2007	—	—
	2006	—	—
Dr. Reinhard Ploss	2007	—	—
	2006	—	—

Total	2007	550,000	1,116,500

	2006	400,000	1,276,000

(1)	For the 2007 grants, the exercise price equals €13.30 per share, while the fair value determined in accordance with the Monte Carlo simulation model as of the grant date amounts to €2.03. The fair value underlying the amounts of the previous year determined in accordance with the Black-Scholes option pricing model was €3.19 per share.

Commitments to the Management Board upon termination of employment

Allowances and pension entitlements in the 2007 fiscal year

The pension agreement with the chairman of the Management Board sets the monthly pension payment at 70 percent of the last monthly base salary. The other members of the Management Board are contractually entitled to a fixed pension payment, which increases by €5,000 annually (with the exception of Mr. Fischl) until a maximum amount is attained. In accordance with U.S. GAAP, a total of €3,146,830 was added to pension reserves in the 2007 fiscal year (previous year: €2,908,481). Upon termination of membership in the Management Board, pension entitlements normally begin from age 60 at the earliest. Exceptions are provided for in cases such as departures from the board for health reasons and surviving dependents’ pensions. Dr. Ziebart and Mr. Bauer deviate from this model and are entitled to a pension before age 60 if their contracts are not renewed, provided that there is no good cause for a revocation of the appointment in accordance with section 84, paragraph 3 of the German Stock Corporation Act. In such a case, however, their incomes from other employment and self-employed activities would be set off against up to one half of their pension entitlements.

The following overview represents the annual pension entitlements, as of the beginning of retirement, for Management Board members active through the end of the 2007 fiscal year, on the basis of the entitlements through September 30, 2007:

	Pension
	entitlements		Transfer to pension
	(annual) as of		reserves in the
	beginning of	Maximum	fiscal year (U.S.
Management Board	pension period in €	amount in €	GAAP) in €

Dr. Wolfgang Ziebart (Chairman)	560,000	—	2,234,745
Peter Bauer	210,000	270,000	240,854
Prof. Dr. Hermann Eul	195,000	270,000	186,662
Peter J. Fischl	300,000	300,000	484,569
Dr. Reinhard Ploss	170,000	210,000	—

Total	1,435,000		3,146,830

The contracts of Dr. Ziebart and Mr. Bauer, furthermore, allow for a one-off transitional allowance upon termination of employment. This transitional allowance is equivalent to one year’s income, composed of the last 12 basic monthly installments, and a sum amounting to the average of the bonus sums received over the last three fiscal years prior to termination. There is no right to the payment of a transitional allowance in the event of termination by a member of the Management Board not prompted by the company, and if the company has good cause for the termination. Subsequent to his temporary departure, Mr. Fischl received a transitional allowance of €1,133,333 in the 2007 fiscal year; he is not entitled to any further transitional allowance.

Early termination of employment

In the 2007 fiscal year, Management Board contracts were modified to include change-of-control clauses: A change-of-control within the meaning of this clause occurs when a third party, individually or in cooperation with another party, holds 30 percent of voting rights in Infineon Technologies AG as stipulated by section 30 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz). In case of such a change-of-control, the Management Board members have the right to resign and terminate their contracts if the exercise of their office and the fulfillment of their service contract become unacceptable, due, for example, to considerable restrictions in their areas of responsibility. In such an event, board members are entitled to a continuation of their annual target income for the full remaining duration of their contracts and a minimum of two years. This amount is based on the annual target income for the year of termination and the variable components assuming a return on assets of 6 percent. In the event of a termination of the contract by Infineon Technologies AG within 12 months after the announcement of a change of control, the members of the Management Board are entitled to a continuation of their annual target income for the full remaining duration of their contracts and a minimum of three years. Mr. Fischl, as an exception to this rule, is entitled to a severance payment equivalent to two years of annual target income in the event of his resignation/termination of contract, and is entitled to a severance payment equivalent to four years of annual target income in the event of the termination of his contract by the company. The Management Board members’ pension entitlements remain unaffected. These rights in the event of a change of control, however, only exist if there is no serious breach of duty.

Management Board contracts, furthermore, do not foresee severance payments in the event of an early termination of contract. Severance payments may, however, be stipulated in individual termination agreements.

Fringe benefits and other awards in the 2007 fiscal year

•	The members of the Management Board received no fringe benefits besides the elements listed under “Other” in the compensation table.

•	The members of the Management Board do not receive any loans from the company.

•	The members of the Management Board received no compensation or promise of compensation with regard to their activities on the board from third parties in the 2007 fiscal year.

•	The company maintains a directors’ and officers’ group liability insurance (D&O insurance). The insurance covers the personal liability risk in the event of claims raised against members of the Management Board for indemnification of losses incurred in the exercise of their duties, if the claimed loss exceeds 25 percent of the non-performance-related annual salary of the board member involved (which constitutes a deductible as defined by the German Corporate Governance Code, clause 3.8, para. 2).

Payments to former members of the Management Board in the 2007 fiscal year

Former members of the Management Board received total payments of €1.3 million (severance and pension payments) in the 2007 fiscal year. This includes a severance payment of €1.2 million to Mr. Günther.

According to U.S. GAAP, a total of €1,442,276 was added to pension reserves for current pensions and entitlements to pensions by former Management Board members; as of September 30, 2007, these pension reserves amount to €13,587,269.

Compensation of the Supervisory Board

Compensation structure

The compensation of the Supervisory Board is determined in the company’s Articles of Incorporation. It is intended to reflect the company’s size, the duties and responsibilities of the members of the Supervisory Board, and the company’s economic condition and performance. The compensation of the Supervisory Board is governed by Section 11 of the Articles of Incorporation and comprises two elements:

•	fixed compensation of €25,000 per year and

•	a variable element in the form of 1,500 share appreciation rights per annum, which are granted and may be exercised on the same terms as provided for by the Infineon Stock Option Plan 2006 approved by the Shareholders’ Annual General Meeting, which is valid in the fiscal year in which these rights are granted. These share appreciation rights, however, do not entitle the holder to purchase shares but only to a settlement in cash. The share appreciation rights expire six years from the date of grant, and can be exercised only following a waiting period of three years. The exercise price per share appreciation right amounts to 120 percent of the average Infineon opening price on the Frankfurt Stock Exchange in the XETRA trading system over the five trading days preceding the date the respective share appreciation right is granted. The exercise of share appreciation rights is dependent on the attainment of absolute and relative performance targets as stipulated in the 2006 Stock Option Plan. Basic principles of our 2006 Stock Option Plan are described in note 28 to the consolidated financial statements for the year ended September 30, 2007 and are available in full text on the Internet at www.infineon.com. The fair value of the share appreciation rights granted in the 2007 fiscal year amounts to €2.03 per share appreciation right, as determined in accordance with the Monte Carlo simulation model.

Additional compensation is paid for certain functions within the Supervisory Board. The Chairman of the Supervisory Board receives an additional 100 percent of the fixed compensation. Furthermore, each Vice-Chairman and each other member of a Supervisory Board committee, with the exception of the committees stipulated by law, receives an additional 50 percent of their fixed compensation.

Members of the Supervisory Board, moreover, receive compensation for all expenses incurred in connection with their duties, as well as the value-added tax apportioned to their compensation, to the extent that they can charge for it separately and do so.

Compensation of the Supervisory Board in the 2007 fiscal year

The share appreciation rights granted to the members of the Supervisory Board in the 2007 fiscal year follow the terms of the company’s 2006 Stock Option Plan. The Supervisory Board compensation otherwise remained unchanged from the previous year. The individual members of the Supervisory Board received the following cash compensation, including 19 percent VAT, in the 2007 fiscal year:

		Additional
		compensation for
	Base compensation	special functions	Total payment
Supervisory Board member	in €	in €	in €

Max Dietrich Kley	29,750	29,750	59,500
Wigand Cramer	29,750	—	29,750
Alfred Eibl	29,750	14,875	44,625
Prof. Johannes Feldmayer	29,750	—	29,750
Jakob Hauser	29,750	14,875	44,625
Gerhard Hobbach(1)	19,833	—	19,833
Dr. Stefan Jentzsch(2)	24,792	—	24,792
Prof. Dr. Renate Köcher	29,750	—	29,750
Klaus Luschtinetz(3)	12,396	6,198	18,594
Dr. Siegfried Luther	29,750	14,875	44,625
Michael Ruth	29,750	—	29,750
Gerd Schmidt	29,750	9,917	39,667
Prof. Dr. Doris Schmitt-Landsiedel	29,750	14,875	44,625
Kerstin Schulzendorf	29,750	—	29,750
Dr. Eckart Sünner(4)	4,958	—	4,958
Alexander Trüby	29,750	14,875	44,625
Prof. Dr. Martin Winterkorn	29,750	14,875	44,625
Prof. Dr.-Ing. Klaus Wucherer	29,750	14,875	44,625

Total	478,479	149,990	628,469

(1)	Pro rata from appointment (February 15, 2007).

(2)	Pro rata to retirement from office (August 2, 2007).

(3)	Pro rata to retirement from office (February 15, 2007).

(4)	Pro rata from appointment (August 2, 2007).

Other

The members of the Supervisory Board do not receive any loans from the company.

The company maintains a directors’ and officers’ group liability insurance (D&O insurance). The insurance covers the personal liability risk in the event of claims raised against members of the Supervisory Board for indemnification of losses incurred in the exercise of their duties, if the claimed loss exceeds 100 percent of the annual base salary of the board member involved (which constitutes a deductible as defined by the German Corporate Governance Code, section 3.8, paragraph 2).

Long-Term Incentive Plans

2006 Stock Option Plan.  In February 2006, we adopted and our shareholders approved the Infineon Technologies AG 2006 Stock Option Plan, which we refer to as the 2006 plan. Under the 2006 plan, we have the authority over a three-year period to grant non-transferable share options to members of our Management Board, members of senior management of our subsidiaries, and other key managers and employees at Infineon Technologies AG and our domestic and foreign subsidiaries. We may grant options covering up to 1.625 million shares to members of our Management Board, 1.3 million shares to senior management of our domestic and foreign subsidiaries, and 10.075 million shares to other key managers and employees at levels below the Management Board of Infineon Technologies AG and senior management of our domestic and foreign subsidiaries. No more than 40 percent of the options available for grant to one of those three groups may be issued during one fiscal year, and we may not grant options under the 2006 plan covering more than 13 million shares in the aggregate. As of September 30, 2007, options to purchase an aggregate of 2.25 million shares were outstanding under the 2006 plan, of which options to purchase 550,000 shares were granted to members of our Management Board during their membership on the Management Board.

Under the 2006 plan, the Supervisory Board decides annually within a period of 45 days after publication of the results for the fiscal year then ended or of the first or second quarter of a fiscal year, but no later than two weeks before the end of the quarter, how many options to grant to the Management Board. During that same period the Management Board may grant options to other eligible persons.

The exercise price of the options granted under the 2006 plan is 120 percent of the average opening share price of our shares on the Frankfurt Stock Exchange over the five trading days preceding the date of grant. Options granted under the 2006 plan have a term of six years after the date of grant and may be exercised after the third anniversary of the date of grant, at the earliest. In addition, options may be exercised only if both (a) the share price of our company has reached the exercise price at least once during a trading day, and (b) the share price of our company has exceeded for at least three consecutive days, on at least one occasion since the date of grant, the trend of the Philadelphia Semiconductor Stock Index, a comparative index of the share price of companies in a similar sector to Infineon Technologies AG. If the Philadelphia Semiconductor Index is discontinued or is fundamentally altered so as not to provide an appropriate means for comparison, then the Management Board will either select another index to serve as a comparative index or use a new index including as many as possible of the individual prices previously tracked by the Philadelphia Semiconductor Stock Index. In addition, holders may not exercise an option within a fixed time period prior to or following publication of our quarterly or annual results.

2001 International Long-Term Incentive Plan.  In April 2001, we adopted the Infineon Technologies AG 2001 International Long-Term Incentive Plan, which we refer to as the 2001 plan.

Under the 2001 plan, we granted non-transferable share options to members of our Management Board, to the members of the top management of our subsidiaries, and to other senior level executives and employees with exceptional performance. As of September 30, 2007, options to purchase an aggregate of 33.6 million shares were outstanding under the 2001 plan, of which options to purchase 1.5 million shares were held by members of our Management Board. No further options will be granted under the 2001 plan.

The exercise price of the options granted under the 2001 plan is 105 percent of the average closing share price of our company’s shares on the Frankfurt Stock Exchange over the five trading days preceding the date of grant. Options granted under the 2001 plan have a term of seven years from the date of grant and may be exercised at the earliest after the second anniversary of the date of grant, but only if the share price of our company has reached the exercise price at least once during a trading day. In addition, holders may not exercise an option within fixed time periods prior to or following publication of our quarterly or annual results.

1999 Stock Option Plan.  Under our 1999 Stock Option Plan we granted non-transferable share options to members of our Management Board, directors of subsidiaries and affiliates, managers and key employees.

As of September 30, 2007, options to purchase an aggregate of 3.5 million shares were outstanding under the 1999 plan, of which options to purchase 133,000 shares were held by members of our Management Board. The 1999 plan was discontinued and, accordingly, we no longer grant options under that plan.

The exercise price of the options granted under the 1999 plan is 120 percent of the average closing price of our company’s shares on the Frankfurt Stock Exchange over the five trading days preceding the date of grant. Holders of options may exercise them during the seven-year period following the date of grant but only if the share price of our company has reached the exercise price at least once during a trading day in XETRA or its successor during the duration of the option and only after the second anniversary of the date of grant. In addition, holders may not exercise an option within fixed time periods prior to or following publication of our quarterly or annual results. When options are exercised, we may either issue new shares from its conditional capital or deliver previously issued shares.

PRINCIPAL SHAREHOLDERS

The following table shows the beneficial ownership, as of September 30, 2007, of our company’s share capital by (1) the principal shareholders (each person or entity that has reported to us, as required by applicable German law, that it beneficially owns 5 percent or more of our shares) and (2) the members of our Management Board and Supervisory Board, each as a group. We are not directly or indirectly owned or controlled by any foreign government.

	Shares owned
	Number	%

Brandes Investment Partners, L.P.(1)	38,371,696	5.1
Dodge & Cox Investment Managers(2)	37,927,800	5.1
Templeton Global Advisors Limited(3)	38,674,360	5.2
Members of the Management Board as a group(4)	*	*
Members of the Supervisory Board as a group(4)	*	*

(1)	The business address of Brandes Investment Partners, L.P. is 11988 El Camino Real, Suite 500, San Diego, California 92130, USA. Based solely on a notification to Infineon by the shareholder on March 9, 2006 pursuant to the requirements of the German Securities Trading Act.

(2)	The business address of Dodge & Cox Investment Managers is 555 California Street, 40th Floor, San Francisco, California 94104, USA. Based solely on a notification to Infineon by the shareholder on February 8, 2007 pursuant to the requirements of the German Securities Trading Act.

(3)	The business address of Templeton Global Advisors Limited is Templeton Building, Lyford Cay, PO Box N7759, Nassau, Bahamas. Based solely on a notification to Infineon by the shareholder on April 24, 2006 pursuant to the requirements of the German Securities Trading Act.

(4)	Represents less than 1 percent of our outstanding share capital.

The German Securities Trading Act (Wertpapierhandelsgesetz) requires each person whose shareholding of a listed German company reaches, exceeds or, after exceeding, falls below 3 percent, 5 percent, 10 percent, 15 percent,  20 percent,  25 percent, 30 percent, 50 percent or 75 percent voting rights thresholds to notify the corporation and the German Federal Supervisory Authority for Financial Services in writing without undue delay, at the latest within four trading days after they have reached, exceeded or fallen below such a threshold. In their notification, they must also state the number of shares they hold.

Other than as disclosed above, we have not been notified by any party holding 5% or more of our shares as of September 30, 2007.

Major shareholders do not have differing voting rights. Significant changes in the percentage ownership held of record by major shareholders in the last three fiscal years were as follows: Wachovia Trust Company NA held 18.2 percent of our shares in trust for Siemens AG as of September 30, 2004, which were transferred to Siemens AG and held by Siemens AG as of September 30, 2005. On April 3, 2006, Siemens AG sold the remaining shares in our company held by it and it is no longer one of our shareholders.

To our knowledge, as of September 30, 2007, there were 116,457,784 of our American Depositary Shares outstanding (representing an equivalent number of our ordinary shares), which represented approximately 15.5 percent of our issued and outstanding share capital, and there were approximately 149 holders of record of our American Depositary Shares.

RELATED PARTY TRANSACTIONS AND RELATIONSHIPS

Qimonda

In connection with the formation of Qimonda as a separate legal entity, Infineon and Qimonda entered into a number of agreements governing the carve-out of the memory products business, the licensing of intellectual property, the use of Infineon’s 200-millimeter fabrication facility in Dresden, and ongoing support services in the areas of general support, IT services and research and development services. These agreements are described in detail in the annual report of Qimonda on Form 20-F (Commission File No. 001-32972), filed with the Securities and Exchange Commission on November 16, 2007, under the heading “Related Party Transactions and Relationships — With Infineon”, which section is hereby incorporated herein by reference.

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

Equity

The issued share capital of our company consists of €1,499,457,270 divided into 749,728,635 individual shares in registered form with a notional value of €2.00 each. Since our formation, changes in our share capital have been as follows:

•	At our formation, our share capital consisted of €400,000,000, represented by 200,000,000 shares.

•	On January 26, 2000, we increased our share capital from €400,000,000 to €800,000,000 by issuing 200,000,000 shares for a €400,000,000 transfer of corporate funds to capital. The new shares were issued to Siemens and Siemens Nederland N.V. in proportion to their respective ownership interests in our company at that time.

•	On February 14, 2000, we increased our share capital from €800,000,000 to €1,200,000,000 by issuing 200,000,000 shares for a €400,000,000 transfer of corporate funds to capital. The new shares were issued to Siemens and Siemens Nederland N.V. in proportion to their respective ownership interests in our company at that time.

•	On March 8, 2000, we increased our share capital by €33,400,000 to €1,233,400,000 for cash contributions by issuing 16,700,000 shares with full dividend entitlement for the 2000 fiscal year. The shares were sold in our initial public offering.

•	On April 28, 2000, we increased our share capital by €15,184,860 by issuing to Intel Corporation 7,592,430 shares with full dividend entitlement for the 2000 fiscal year. After the execution of the capital increase, our share capital consisted of €1,248,584,860.

•	On June 28, 2000, we increased our share capital by €2,418,154 against a contribution in kind by issuing 1,209,077 shares with full dividend entitlement for the 2000 fiscal year to Savan Communications Ltd. After execution of the capital increase our share capital consisted of €1,251,003,014.

•	On March 16, 2001, we increased our share capital by €886,976 against a contribution in kind by issuing 443,488 shares with full dividend entitlement for the 2001 fiscal year in connection with our investment in Ramtron International Corporation. After execution of the capital increase our share capital consisted of €1,251,889,990.

•	On April 11, 2001, we increased our share capital by €1,413,428 against a contribution in kind by issuing 706,714 shares with full dividend entitlement for the 2001 fiscal year in connection with our acquisition of Ardent Technologies Incorporated. After the execution of the capital increase our share capital consisted of €1,253,303,418.

•	In July 2001, we increased our share capital by €120,000,000 by issuing 60,000,000 shares (with full dividend entitlement for the 2001 fiscal year) in our secondary public offering. After the execution of the capital increase our share capital consisted of €1,373,303,418.

•	On July 25, 2001, we increased our share capital by €12,746,870 against a contribution in kind by issuing 6,373,435 shares with full dividend entitlement for the 2001 fiscal year in connection with our acquisition of Catamaran Communications Incorporated. After the execution of the capital increase, our share capital consisted of €1,386,050,288.

•	On November 29, 2001, we increased our share capital by €24,000 by issuing 12,000 shares with full dividend entitlement for the 2002 fiscal year to group employees in connection with our 2001 employee share purchase program. After the execution of the capital increase, our share capital consisted of €1,386,074,288.

•	On July 24, 2002, we increased our share capital by €686,920 by issuing 343,460 shares with full dividend entitlement for the 2002 fiscal year to group employees in connection with our 2002 employee share purchase program. After the execution of the capital increase, our share capital consisted of €1,386,761,208.

•	On August 30, 2002, we increased our share capital by €55,000,000 against a contribution in kind by issuing 27,500,000 shares with full dividend entitlement for the 2002 fiscal year in connection with our acquisition of Ericsson Microelectronics AB, Stockholm, Sweden. After the execution of the capital increase, our share capital consisted of €1,441,761,208.

•	On March 23, 2004, we increased our share capital by €53,358,510 against a contribution in kind by issuing 26,679,255 shares with full dividend entitlement for the 2004 fiscal year in connection with the acquisition of the remaining interest in Infineon Technologies SC300 GmbH & Co. KG, Dresden. After the execution of the capital increase our share capital consisted of €1,495,119,718.

•	During the 2005 fiscal year, our share capital increased by €19,000 as a result of the exercise of 9,500 employee stock options. After these exercises our share capital consisted of €1,495,138,718.

•	During the 2006 fiscal year, our share capital increased by €79,870 as a result of the exercise of 39,935 employee stock options. After these exercises our share capital consisted of €1,495,218,588.

•	During the 2007 fiscal year, our share capital increased by €4,238,682 as a result of the exercise of 2,119,341 employee stock options. After these exercises our share capital consisted of €1,499,457,270.

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

The Articles of Association of our company authorize the Management Board to increase the share capital with the Supervisory Board’s consent. The Management Board may use these authorizations to issue new shares in one or more tranches:

•	in an aggregate nominal amount of up to €30 million to issue shares to employees of the Infineon group companies (in which case preemptive rights of the existing shareholders are excluded) until January 19, 2009 (Authorized Capital II/2004); and

•	in an aggregate nominal amount of up to €224 million to issue shares for cash (in which case preemptive rights of existing shareholders may be excluded under certain circumstances by the Management Board with the consent of the Supervisory Board) or in exchange for contributions in kind (in which case preemptive rights of the existing shareholders may be excluded by the Management Board with the consent of the Supervisory Board) until February 14, 2012 (Authorized Capital 2007).

Conditional Capital

Under the German Stock Corporation Act, a stock corporation’s shareholders can authorize conditional capital of up to 50 percent of the issued share capital at the time of the resolution. Our Articles of Association provide for the following conditional capital as approved by our shareholders:

•	Conditional Capital I in an aggregate nominal amount of €91.7 million that may be used to issue up to 45.8 million new registered shares in connection with our 1999 and our 2001 long-term incentive plans;

•	Conditional Capital III in an aggregate nominal amount of €29 million that may be used to issue up to 14.5 million new registered shares in connection with our 2001 and 2006 long-term incentive plan;

•	Conditional Capital IV/2006 in an aggregate nominal amount of €24.5 million that may be used to issue up to 12.25 million new registered shares in connection with our 2006 long-term incentive plan;

•	Conditional Capital 2002 in an aggregate nominal amount of €152 million that may be used to issue up to 76 million new registered shares upon conversion of debt securities issued in June 2003; and

•	Conditional Capital 2007 in an aggregate nominal amount of €248 million that may be used to issue up to 124 million new registered shares upon conversion of debt securities, which we may issue at any time prior to February 14, 2012.

All of these shares will have dividend rights from the beginning of the fiscal year in which they are issued.

Preemptive Rights

Under the German Stock Corporation Act, an existing shareholder in a stock corporation has a preferential right to subscribe for issuances of new shares by that corporation in proportion to the number of shares he holds in the corporation’s existing share capital. These rights do not apply to shares issued out of conditional capital. Preemptive rights also apply to securities that may be converted into shares, securities with warrants, profit sharing certificates and securities with dividend rights. The German Stock Corporation Act allows the exclusion of this preferential right only in limited circumstances. At least three fourths of the share capital represented at the relevant shareholders’ meeting must vote for exclusion. In addition to approval by the shareholders, the exclusion of preemptive rights requires a justification. The justification must be based on the principle that the interest of the company in excluding preemptive rights outweighs the shareholders’ interest in their preemptive rights.

Preemptive rights resulting from a capital increase may generally be transferred and may be traded on any of the German stock exchanges upon which our shares are traded for a limited number of days prior to the final date on which the preemptive rights may be exercised.

Shareholders’ Meetings and Voting Rights

A general meeting of the shareholders of Infineon may be called by the Management Board or the Supervisory Board. Shareholders holding in the aggregate at least 5 percent of our issued share capital may also require the Management Board to call a meeting. The annual general meeting must take place within the first eight months of the fiscal year. The Management Board calls this meeting upon the receipt of the Supervisory Board’s report on the annual financial statements.

Under German law and the Articles of Association of our company, our company must publish notices of shareholder meetings in the electronic edition of the German Federal Gazette (elektronischer Bundesanzeiger) at least one month before the last day on which the shareholders must notify our company that they intend to attend the meeting.

A shareholder or group of shareholders holding a minimum of either 5 percent of the share capital of our company or shares representing at least €500,000 of its registered capital may require that additional or modified proposals be made at our shareholders’ general meeting.

Shareholders who are registered in the share register may participate in and vote at the shareholders’ general meeting. A notice by a shareholder of his or her intention to attend a shareholders’ general meeting must be given to our company at least six days (or a shorter period, if so determined by the Management Board) before the meeting, not counting the day of notice and the day of the meeting. Following receipt of a notice of this type, our company will not enter a transfer of the related shares in the share register until after the conclusion of the shareholders’ general meeting. In certain cases, a shareholder can be prevented from exercising his or her voting rights. This would be the case, for instance, for resolutions on the waiver or assertion of a claim by our company against the shareholder.

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

Although our company must notify shareholders of an ordinary or extraordinary shareholders’ meeting as described above, neither the German Stock Corporation Act nor our Articles of Association fixes a minimum quorum requirement. This means that holders of a minority of our shares could control the outcome of resolutions not requiring a specified majority of our outstanding share capital.

According to our Articles of Association, a resolution that amends the Articles of Association must be passed by a majority of the votes cast and at least a majority of the nominal capital represented at the meeting of shareholders at which the resolution is considered. However, resolutions to amend the business purpose stated in our Articles of Association also require a majority of at least three quarters of the share capital represented at the meeting. The 75 percent majority requirement also applies to the following matters:

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

Under German law, we may declare and pay dividends only from balance sheet profits as they are shown in our unconsolidated annual financial statements prepared in accordance with applicable German law. In determining the distributable balance sheet profits, the Management Board and the Supervisory Board may allocate to profit reserves up to one half of the annual surplus remaining after allocations to statutory reserves and losses carried forward.

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

Shareholders’ Other Rights and Obligations

Our shareholders have other rights and obligations, for example the right to participate in the general discussion at the annual meeting of shareholders and ask questions of our management. If shareholders believe that our company has been harmed by members of the Management Board or Supervisory Board they can initiate proceedings against those persons under certain conditions. If a German court determines that members of the Management Board or Supervisory Board have violated their obligations towards our company, then they are liable for damages to our company, but generally not to the shareholders directly. Such direct claims would be successful under very rare circumstances, for example upon a finding that the member of the Management Board or the Supervisory Board has engaged in willful misconduct with the intention of harming shareholders.

Disclosure Requirement

The German Securities Trading Act requires each person whose shareholding of a listed company reaches, exceeds or, after exceeding, falls below 3 percent, 5 percent, 10 percent, 15 percent, 20 percent, 25 percent, 30 percent, 50 percent or 75 percent voting rights thresholds to notify the corporation and the German Federal Supervisory Authority for Financial Services in writing without undue delay, at the latest within four trading days after they have reached, exceeded or fallen below such a threshold. In their notification, they must also state the number of shares they hold. Such holders cannot exercise any rights associated with those shares until they have satisfied this disclosure requirement. In addition, the German Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the exercise of the voting rights attached to those shares.

Repurchase of Our Own Shares

We may repurchase our own shares pursuant to the authorization granted by the shareholders’ general meeting on February 15, 2007 or in other very limited circumstances set out in the German Stock Corporation Act. The authorization granted by our shareholders’ general meeting expires on August 14, 2008. Shareholders may grant a new authorization at our 2008 shareholders’ general meeting. Shareholders may not grant a share repurchase authorization lasting for more than 18 months. The rules in the German Stock Corporation Act generally limit repurchases to 10 percent of our share capital and resales must be made either on the stock exchange, in a manner that treats all shareholders equally or in accordance with the rules that apply to preemptive rights relating to a capital increase.

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

ADDITIONAL INFORMATION

Organizational Structure

Infineon Technologies AG is the parent company of the Infineon group, including Qimonda, with subsidiaries incorporated in jurisdictions throughout Europe and Asia, as well as in the United States. Our most significant subsidiaries are set out below. Unless otherwise indicated, all of the subsidiaries in the Infineon group (including Qimonda) were directly or indirectly 100 percent owned by Infineon Technologies AG, and all of the subsidiaries in the Qimonda group were directly or indirectly 100 percent owned by Qimonda AG, as of September 30, 2007.

Principal Subsidiaries as of September 30, 2007

Corporate name	Registered office	Principal activity

Infineon Group:
ALTIS Semiconductor S.N.C(1)	Essonnes, France	Production
Infineon Technologies Asia Pacific Pte. Ltd.	Singapore	Production, distribution
Infineon Technologies Austria AG	Villach, Austria	Production
Infineon Technologies Bipolar GmbH & Co. KG	Warstein, Germany	Production and development
Infineon Technologies China Co. Ltd.	Shanghai, China	Holding
Infineon Technologies Dresden GmbH & Co. OHG	Dresden, Germany	Production
Infineon Technologies Finance GmbH	Neubiberg, Germany	Financial services
Infineon Technologies France S.A.S.	Saint Denis, France	Distribution
Infineon Technologies Holding B.V.	Rotterdam, The Netherlands	Holding
Infineon Technologies Investment B.V.	Rotterdam, The Netherlands	Holding
Infineon Technologies Japan K.K.	Tokyo, Japan	Distribution
Infineon Technologies North America Corp.	Delaware, USA	Research, development and distribution
Infineon Technologies SensoNor AS	Horten, Norway	Production
Infineon Technologies (Advanced Logic) Sdn. Bhd.	Malacca, Malaysia	Production
Infineon Technologies (Kulim) Sdn. Bhd.	Kulim, Malaysia	Production
Infineon Technologies (Malaysia) Sdn. Bhd.	Malacca, Malaysia	Production
Qimonda Group:
Inotera Memories Inc.(2)	Taoyuan, Taiwan	Production
Qimonda AG(3)	Munich, Germany	Research, development, production and distribution of semiconductor memory products and related services
Qimonda Asia Pacific Pte. Ltd.	Singapore	Distribution
Qimonda Dresden GmbH & Co. OHG	Dresden, Germany	Production
Qimonda Europe GmbH	Munich, Germany	Distribution, sales and marketing
Qimonda Holding B.V.	Rotterdam, The Netherlands	Holding
Qimonda Japan K.K.	Tokyo, Japan	Sales and marketing
Qimonda Investment B.V.	Rotterdam, The Netherlands	Holding
Qimonda Malaysia Sdn. Bhd.	Malacca, Malaysia	Production
Qimonda Module (Suzhou) Co. Ltd.	Suzhou, China	Production
Qimonda North America Corp.	Delaware, USA	Distribution, sales and marketing, research and development
Qimonda Portugal S.A.	Vila do Conde, Portugal	Production
Qimonda Richmond, LLC	Delaware, USA	Production
Qimonda Technologies (Suzhou) Co. Ltd.(4)	Suzhou, China	Production

(1)	50 percent interest plus one share held by Infineon. In August 2007, Infineon, IBM and Advanced Electronic Systems AG (“AES”) entered into an agreement, under which AES is to acquire the interests in ALTIS from Infineon and IBM.

(2)	35.4 percent ownership interest held by Qimonda.

(3)	77.5 percent beneficially owned by Infineon.

(4)	62.8 percent interest held by Qimonda.

Dividend Policy

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent, Infineon Technologies AG, as determined in accordance with HGB, the German Commercial Code. All dividends must be approved by the shareholders. The ordinary shareholders meeting held in February 2007 did not authorize a dividend. No earnings are available for distribution as a dividend for the 2007 fiscal year, since Infineon Technologies AG on a stand-alone basis as the ultimate parent incurred a cumulative loss (Bilanzverlust) as of September 30, 2007. Subject to market conditions, we intend to retain future earnings for investment in the development and expansion of our business. In connection with our strategy to reduce our stake in Qimonda AG we intend to amend our Articles of Association at our 2008 general meeting of shareholders to enable a payment of dividends in kind to our shareholders. A distribution of Qimonda shares as dividend in kind would then be possible after our 2009 general meeting of shareholders, provided that we have distributable profits.

Significant Changes

Except as discussed elsewhere in this annual report on Form 20-F, no significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

Market Information

General

The principal trading market for our shares is the Frankfurt Stock Exchange under the trading symbol IFX. Options on the shares trade on the German options exchange (Eurex Deutschland) and other exchanges. All of our shares are in registered form. ADSs, each representing one share, are listed on the New York Stock Exchange and trade under the symbol IFX. The depositary for the ADSs is Deutsche Bank.

Trading on the Frankfurt Stock Exchange

Our shares have traded on the Frankfurt Stock Exchange since March 13, 2000. The table below sets forth, for the periods indicated, the high and low closing sales prices for our company’s shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra trading system:

	Price per share in Euro
	High	Low

Fiscal year ended September 30, 2003	13.79	5.34
Fiscal year ended September 30, 2004	13.65	7.80
Fiscal year ended September 30, 2005	9.00	6.43
Fiscal year ended September 30, 2006	9.95	7.60
Fiscal year ended September 30, 2007	13.44	9.25
October 2005 through December 2005	8.51	7.60
January 2006 through March 2006	8.93	7.62
April 2006 through June 2006	9.95	8.22
July 2006 through September 30, 2006	9.76	8.21
October 2006 through December 2006	10.68	9.25
January 2007 through March 2007	12.27	10.66
April 2007 through June 2007	12.81	10.88
July 2007 through September 30, 2007	13.44	10.70
June 2007	12.81	11.34
July 2007	13.44	12.15
August 2007	11.87	10.70
September 2007	12.12	11.54
October 2007	11.95	10.13
November 2007	9.82	7.62
December 2007(1)	8.75	8.07

(1)	Up to and including December 6, 2007.

On December 6, 2007, the closing sales price per share on the Frankfurt Stock Exchange, as reported by the Xetra trading system, was €8.67, equivalent to $12.69 per share (translated at the noon buying rate on December 6, 2007).

Trading on the New York Stock Exchange

ADSs representing our shares have traded on the New York Stock Exchange since March 13, 2000. The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the New York Stock Exchange:

	Price per ADS in
	U.S. dollars
	High	Low

Fiscal year ended September 30, 2003	15.35	5.25
Fiscal year ended September 30, 2004	15.87	9.39
Fiscal year ended September 30, 2005	11.74	8.40
Fiscal year ended September 30, 2006	12.68	8.95
Fiscal year ended September 30, 2007	18.68	11.77
October 2005 through December 2005	10.03	8.95
January 2006 through March 2006	10.28	9.18
April 2006 through June 2006	12.68	10.24
July 2006 through September 30, 2006	12.49	10.37
October 2006 through December 2006	14.03	11.77
January 2007 through March 2007	16.26	13.94
April 2007 through June 2007	17.28	14.75
July 2007 through September 30, 2007	18.68	14.36
June 2007	17.28	15.14
July 2007	18.68	16.37
August 2007	16.37	14.36
September 2007	17.18	15.81
October 2007	17.13	14.52
November 2007	14.27	11.29
December 2007(1)	12.77	11.86

(1)	Up to and including December 6, 2007.

On December 6, 2007, the closing sales price per ADS on the New York Stock Exchange was $12.76.

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

Annual average exchange rates of the U.S. dollar per Euro

Fiscal year ended September 30,	Average

2003	1.0919
2004	1.2199
2005	1.2727
2006	1.2364
2007	1.3415

The table below shows the high and low Federal Reserve noon buying rates for Euro in U.S. dollars per Euro for each month from April 2007 through September 2007:

Recent high and low exchange rates of the U.S. dollar per Euro

	High	Low

April 2007	1.3660	1.3363
May 2007	1.3616	1.3419
June 2007	1.3526	1.3295
July 2007	1.3831	1.3592
August 2007	1.3808	1.3402
September 2007	1.4219	1.3606

The noon buying rate on September 28, 2007 was €1.00 = $1.4219, and on December 6, 2007 was €1.00 = $1.4638.

Taxation

German Taxation

The following is a summary discussion of the material German tax consequences for shareholders who are not resident in Germany for income tax purposes and who do not hold shares or ADSs as business assets of a permanent establishment or fixed base in Germany (“Non-German Shareholders”). The discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to invest in or hold our shares or ADSs. The discussion is based on the tax laws of Germany as in effect on the date of this annual report, which may be subject to change at short notice and, within certain limits, possibly also with retroactive effect. You are advised to consult your tax advisors in relation to the tax consequences of the acquisition, holding and disposition or transfer of shares and ADSs and in relation to the procedure which needs to be observed in the event of a possible reduction or refund of German withholding taxes. Only these advisors are in a position to duly consider your specific tax situation.

Taxation of the Company

In Germany the Corporate Tax Reform Act of 2008 introduced several changes to the taxation of German business activities, including a reduction of the combined corporate and trade tax rate for the Company from approximately 37 percent to approximately 28 percent.

In principle, German corporations are subject to corporate income tax at a rate of 25 percent (15 percent after 2007). This tax rate applies irrespective of whether profits are distributed or retained. In addition, a solidarity surcharge of 5.5 percent is levied on the assessed corporate income tax liability, so that the combined effective tax burden of corporate income tax and solidarity surcharge is 26.375 percent (15.825 percent after 2007). Certain foreign source income is exempt from corporate income tax. Generally, dividends received by us and capital gains realized by us on the sale of shares in other corporations will also be exempt from corporate income tax. However, 5 percent of such dividends and capital gains are considered non deductible business expenses.

In addition, German corporations are subject to a profit-based trade tax, the exact amount of which depends on the municipality in which the corporation conducts its business. With effect for fiscal years ending after December 31, 2007, the basic factor for the calculation of trade tax applicable to corporations will be reduced from 0.05 to 0.035. As a compensation, trade tax is no longer a deductible item in calculating the corporation’s tax base for corporate income and trade tax purposes.

Tax losses carried forward in respect of German corporate and trade tax have an indefinite life. According to a minimum taxation regime applicable as of 2004, not more than €1 million plus 60 percent of the amount exceeding €1 million of the income of one fiscal year may be offset against tax losses carried forward.

The Corporate Tax Reform Act of 2008 provides certain new rules regarding the computation of profits which shall broaden the tax base for corporate income tax and trade tax. Inter alia, the deductibility of interest expenses of the company (payable to shareholders or to third parties) may be limited to 30 percent of the company’s taxable income before interest payable and capital allowances, provided that the net interest expense of the company (interest payable less interest receivable) exceeds €1 million.

Taxation of Dividends

Tax must be withheld at a rate of 20 percent plus solidarity surcharge of 5.5 percent (in total 21.1 percent) on dividends paid (if any). In 2009, the rate will increase to 25 percent plus solidarity surcharge (in total 26.375 percent).

Pursuant to most German tax treaties, including the income tax treaty between Germany and the United States (the “Treaty”), the German withholding tax may not exceed 15 percent of the dividends received by Non-German Shareholders who are eligible for treaty benefits. The difference between the withholding tax including solidarity surcharge that was levied and the maximum rate of withholding tax permitted by an applicable tax treaty is refunded to the shareholder by the German Federal Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, D-53225 Bonn, Germany) upon application. Forms for a refund application are available from the German Federal Tax Office and German embassies and consulates. A further reduction applies pursuant to most tax treaties if the shareholder is a corporation which holds a stake of 25 percent or more, and in some cases (including under the Treaty) of 10 percent or more, of the registered share capital (or according to some tax treaties of the votes) of a company.

Withholding Tax Refund for U.S. Shareholders

U.S. shareholders who are eligible for treaty benefits under the Treaty (as discussed below in “United States Taxation”) are entitled to claim a refund of the portion of the otherwise applicable 20 percent German withholding tax and 5.5 percent solidarity surcharge on dividends that exceeds the applicable Treaty rate (generally 15 percent).

For shares or ADSs kept in custody with the Depository Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German dividend withholding tax and solidarity surcharge thereon. Under this procedure, the Depository Trust Company may submit claims for refunds payable to U.S. shareholders under the Treaty collectively to the German tax authorities on behalf of these U.S. shareholders. The German Federal Tax Office will pay the refund amounts on a preliminary basis to the Depository Trust Company, which will redistribute these amounts to the U.S. shareholders according to the regulations governing the procedure. The Federal Tax Office may review whether the refund was made in accordance with the law within four years after making the payment to the Depository Trust Company. Details of this collective procedure are available from the Depository Trust Company. This procedure is currently permitted by German tax authorities but that permission may be revoked, or the procedure may be amended, at any time in the future.

Individual claims for refunds may be made on a special German form, which must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, D-53225 Bonn, Germany) within four years from the end of the calendar year in which the dividend is received. Copies of the required forms may be obtained from the German tax authorities at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, NW, Washington D.C. 20007-1998. As part of the individual refund claim, a U.S. shareholder must submit to the German tax authorities the original withholding certificate (or a certified copy thereof) issued by the paying agent documenting the tax withheld and an official certification of United States tax residency on IRS Form 6166. IRS Form 6166 generally may be obtained by filing a properly completed IRS Form 8802 with the Internal Revenue Service, Philadelphia Service Center, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification must include the U.S. shareholder’s name, Social Security Number or Employer Identification Number, the type of U.S. tax return filed and the tax period for which the certification is requested. The Internal Revenue Service will send the certification on IRS Form 6166 to the U.S. shareholder who then must submit the certification with the claim for refund.

Taxation of Capital Gains

Generally, capital gains from the disposition of shares and ADSs realized by a Non-German shareholder other than a corporation are only subject to German tax if (i) such shareholder at any time during the five years preceding the disposition held directly or indirectly an interest of 1 percent or more in a company’s issued share capital; if the shareholder has acquired the shares or ADSs without consideration, the previous owner’s holding period and size of shareholding will also be taken into account, or (ii) the shareholder has acquired the shares no earlier than 12 months before the disposition. After 2008, the disposition of shares acquired after December 31, 2008 will be generally subject to German tax.

If the shareholder is an individual, one half of the capital gain will generally be taxable. After 2009, 100 percent of the capital gain will be taxable, but generally at a uniform tax rate of 25 percent plus solidarity surcharge of 5.5 percent (in total: 26.375 percent). If the shareholder is a corporation, effectively 5 percent of the capital gain will generally be taxable. However, most German tax treaties, including the Treaty, provide that Non-German shareholders who are beneficiaries under the respective treaty are generally not subject to German tax even under the circumstances described in the preceding paragraph. See the discussion regarding shareholders that generally are eligible for benefits under the Treaty in “United States Taxation,” below.

Special rules may apply to certain companies of the finance or insurance sector (including pension funds) that are not protected from German tax under a tax treaty.

Inheritance and Gift Tax

Under German domestic law, the transfer of shares or ADSs will be subject to German inheritance or gift tax on a transfer by reason of death or as a gift if:

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

In general, for U.S. federal income tax purposes and for purposes of the Treaty, holders of ADSs will be treated as the owners of our shares represented by those ADSs. Exchanges of shares for ADS, and ADS for shares, generally will not be subject to United States federal income tax.

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

Taxation of Sales or Other Taxable Dispositions

Sales or other taxable dispositions by U.S. shareholders of shares or ADSs generally will give rise to capital gain or loss equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. shareholder’s U.S. dollar basis in the shares or ADSs. Any such capital gain or loss will be a long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the shares or ADSs were held for more than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Dividends paid in respect of shares or ADSs, and payments of the proceeds of a sale, exchange, redemption or other disposition of shares or ADSs, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification to establish its non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries (generally an IRS Form W-8BEN). Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the IRS and furnishing any required information.

United States Gift and Estate Taxes

An individual U.S. Holder generally will be subject to United States gift and estate taxes with respect to the shares or ADSs in the same manner and to the same extent as with respect to other types of personal property.

Exchange Controls and Limitations Affecting Shareholders

Germany does not currently restrict the movement of capital between Germany and other countries, except for prohibitions on the provision of financial aid or capital to certain individuals and in connection with banned weapons-related transactions to Belarus, Burma/Myanmar, Iran, Ivory Coast, Democratic Republic of the Congo, Lebanon, Liberia, Democratic People’s Republic of Korea, Somalia, Sudan, Uzbekistan and Zimbabwe. Germany also imposes certain restrictions on the movement of capital to Iraq, as well as the provision of financial aid or capital to the Taliban and Al Qaeda. Similar provisions have been imposed with regard to certain individuals in order to support the mandate of the International Criminal Tribunal for the Former Yugoslavia (“ICTY”). These restrictions were established to coincide with resolutions adopted by the United Nations and the European Union.

More information can be found in German at: http://www.bundesbank.de/finanzsanktionen/finanzsanktionen allgemein.php.

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

Neither German law nor our Articles of Association restrict the right of non-resident or foreign owners of shares to hold or vote the shares.

Change of Control Provisions

The credit facilities entered into by us in September 2004 and August 2007 each contain a so-called change of control clause (for further information please see note 23 to our consolidated financial statements for the fiscal year ended September 30, 2007). In the event of a change of control of our company, the lenders under those facilities are entitled to terminate the facility and to demand repayment of any outstanding sums. A change of control for this purpose occurs if a third party or a group acting in concert obtains control over Infineon Technologies AG.

The subordinated convertible notes issued by our company as guarantor through its subsidiary Infineon Technologies Holding B.V. in June 2003 with a nominal value of 700 million due in 2010 and the subordinated convertible notes issued by our company as guarantor through its subsidiary Infineon Technologies Investment B.V. in September 2007 with a nominal value of €215 million due in 2010 (for further information see note 23 to our consolidated financial statements), each contain a change of control clause, which grants the note holders an early redemption option in the event of a change of control (as defined). A corporate reorganization resulting in a substitution of the guarantor will not constitute as change of control for such purpose.

In addition, some of the cross-license agreements and development agreements of our company contain change of control clauses pursuant to which the counterparty is entitled to terminate the agreement which require the other party’s approval of the change of control.

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

Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2007. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2007, our company’s disclosure controls and procedures were (1) designed to ensure that material information relating to Infineon, including its consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared, and (2) effective, in that they provide reasonable assurance that information required to be disclosed by Infineon in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control Integrated Framework. Based on our assessment, management concluded that, as of September 30, 2007, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our company’s internal control over financial reporting. This report appears on page F-2 of this Annual Report on Form 20-F.

Changes in Internal Controls Over Financial Reporting

No change in our internal control over financial reporting occurred during the fiscal year ended September 30, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Principal Accountant Fees and Services

Audit Fees. KPMG, our independent auditors, charged us an aggregate of €7.3 million in the 2006 fiscal year and €5.9 million in the 2007 fiscal year in connection with professional services rendered for the audit of our annual consolidated financial statements and of internal control over financial reporting and services normally provided by them in connection with statutory and regulatory filings or other compliance engagements. These services consisted of quarterly review engagements and the annual audit.

Audit-Related Fees. In addition to the amounts described above, KPMG charged us an aggregate of €1.0 million in the 2006 fiscal year and €0.6 million in the 2007 fiscal year for assurance and related services in connection with the performance of the audit of our annual consolidated financial statements. These services consisted of transaction and accounting advisory services, IT system audits, professional services in connection with the filing of Qimonda’s registration statement, and services related to the transition to IFRS.

Tax Fees. In addition to the amounts described above, KPMG charged us an aggregate of €0.1 million in the 2006 fiscal year and less than €0.1 million in the 2007 fiscal year for professional services related primarily to tax compliance.

All Other Fees. Fees of less than €0.1 million were charged by KPMG in 2006 fiscal year and €0.1 million in 2007 fiscal year for other services.

The above services fall within the scope of audit and permitted non-audit services within the meaning of section 201 of the Sarbanes-Oxley Act of 2002. Our Investment, Finance and Audit Committee has pre-approved KPMG’s performance of these audit and permitted non-audit services and set limits on the types of services and the maximum cost of these services in any fiscal year. KPMG reports to our Investment, Finance and Audit Committee on a quarterly basis on the type and extent of non-audit services provided during the period and compliance with these criteria.

Exemptions from the Listing Standards for Audit Committees

As permitted by the rules of the Securities and Exchange Commission, our audit committee includes one member who is a non-executive employee of our company and who is named to our Supervisory Board pursuant to the German law on employee co-determination.

Material Contracts

This section provides a summary of material contracts not in the ordinary course of business to which we are a party and that have been entered into during the two immediately preceding fiscal years. The agreements described below, or English translations thereof, where applicable, have been filed as exhibits to this Annual Report on Form 20-F. Our Annual Reports on Form 20-F for the 2000 to 2006 fiscal years contain summaries of additional material contracts entered into prior to October 1, 2006, some of which may still be in effect.

Commercial Agreements

The descriptions of our joint venture and strategic alliance agreements set out under the headings “Business — Manufacturing — Manufacturing joint ventures and partnerships” and “Business — Strategic Alliances” and at note 17 to our consolidated financial statements for the year ended September 30, 2007 are incorporated herein by reference.

Related Party Transactions

In addition, please see Related-Party Transactions and Relationships for a summary of contracts with certain of our related parties.

GLOSSARY

200-millimeter manufacturing, 300-millimeter manufacturing	The size refers to the diameter of the wafers being processed in a front-end fab.

75-nanometer technology, 80-nanometer technology	The size refers to the feature size of the manufacturing process used in a front-end fab.

A-GPS	Assisted Global Positioning System. GPS uses a network of satellites to triangulate a receiver’s position and provide latitude and longitude coordinates. Assisted GPS, or A-GPS, is a technology that uses an assistance server to cut down the time needed to find the location.

ADSL	Asymmetric Digital Subscriber Line. A form of Digital Subscriber Line (see “xDSL”) in which the bandwidth available for downloading data is significantly larger than for uploading data. This technology is well suited for web browsing and client server applications as well as for emerging applications such as video on demand.

AMB	Advanced Memory Buffer. This is a dedicated logic chip used on FB-DIMMs (see “FB-DIMM”). The AMB operates as the interface between the system bus and the memory chips.

analog	A continuous representation of phenomena in terms of points along a scale, each point merging imperceptibly into the next. Analog signals vary continuously over a range of values. Real world phenomena, such as heat and pressure, are analog. See also “digital”.

ASIC	Application Specific Integrated Circuit. A logic or mixed-signal circuit designed for a specific use and for a specific customer.

ASSP	Application Specific Standard Product. A logic or mixed-signal circuit designed for a specific application market, and sold to more than one customer, and thus, standard.

Back-end	The packaging, assembly and testing stages of the semiconductor manufacturing process, which take place after electronic circuits are imprinted on silicon wafers in the front-end process.

Baseband IC	The baseband IC is an essential part of a cell phone. It includes a digital signal processor, a microcontroller, some on-chip memory, interfaces to several external devices, and mixed-signal functionality like coder/decoder for speaker and microphone.

Bit	A unit of information; a computational quantity (binary pulse) that can take one of two values, such as true and false or 0 and 1; also the smallest unit of storage sufficient to hold one bit.

Broadband	Any network technology that combines and sorts multiple, independent network frequencies onto a single cable. Commonly used to refer to high-bandwidth copper or fiber cables with a bandwidth of 1 Mbit per second and above.

Byte	A unit of storage measurement equal to eight bits.

Chip cards	Cards that contain an IC. Frequently used for telephone cards, debit cards, SIM cards, social cards, identification cards and PayTV cards.

CMOS	Complementary Metal Oxide Substrate technology. A process technology that uses complementary MOS transistors (NMOS and PMOS) to make a chip that will consume relatively low power and permit a high level of integration.

CO	Central Office. A common carrier switching office in which users’ lines terminate. The nerve center of a telephone system.

Contactless chip card	In contrast to contact-based chip cards, contactless chip cards communicate with the card reader through induction technology. Contactless cards require only close proximity to an antenna to complete transaction.

CODEC	Coder/Decoder. Hardware used to code and decode digital signals.

CPE	Customer Premises Equipment. CPE is telephone or other service provider equipment, that is located on the customer’s premises (physical location) rather than on the provider’s premises or in between.

DDR SDRAM	Double data rate Synchronous Dynamically RAM. It activates output on both the rising and falling edge of the system clock rather than on just the rising edge, potentially doubling output. See also “RAM” and “SDRAM”.

DDR2 800	A memory device with a DDR2 interface and clocked with a 400 MHz clock.

DECT	Digital Enhanced Cordless Telecommunications. A standard used for pan-European digital cordless telephones.

Digital	The representation of data by a series of bits or discrete values such as 0 and 1. See also “analog”.

DIMM	Dual In-line Memory Module. A memory module with contact rows on both sides and more bandwidth than a SIMM (single in-line memory module).

Discrete semiconductors	Semiconductor devices that involve only a single device like a transistor or a diode.

DLC	Digital Loop Carriers. A technology that makes use of digital techniques to bring a wide range of services to users via twisted-pair copper phone lines.

DRAM	Dynamic Random Access Memory. The most common type of solid state memory. Each bit of information is stored as an amount of electrical charge in a storage cell consisting of a capacitor and a transistor. The capacitor discharges gradually due to leakage and the memory cell loses the information stored. To preserve the information, the memory has to be refreshed periodically and is therefore referred to as “dynamic”. DRAM is a widespread memory technology because of its high packing density and consequently low price.

DSL	See “xDSL”.

DSLAM	Digital Subscriber Line Access Multiplexers. A network device, usually located in a telephone company central office, that receives signals from multiple customers’ digital subscriber line connections (see “xDSL”) and puts the signals on a high-speed backbone line using multiplexing technologies (see “multiplexing”).

DVB-C	Digital Video Broadcasting — Cable.

DVB-H	Digital Video Broadcasting — Handheld.

DVB-S	Digital Video Broadcasting — Satellite.

DVB-T	Digital Video Broadcasting — Terrestrial.

EDGE	Enhanced Data rate for GSM Evolution. Also referred to as 2.75G, where GSM is 2G, GPRS is 2.5G and UMTS is 3G.

Embedded DRAM, Embedded flash	A process technology that combines DRAM or flash, respectively, and logic functions on a single chip.

Ethernet	A protocol for high speed communications, principally used for LAN networks.

Fab	A semiconductor fabrication facility, in which the front-end manufacturing process takes place. (see also “Front-end”.)

FB-DIMM	Fully Buffered Dual In-line Memory Module. A variant of standard DDR2 memory designed for server applications where both large amounts of memory and memory coordination and accuracy at high speeds are essential.

Flash memory	A type of non-volatile memory that can be erased and reprogrammed. See “NAND”.

FlexRay	FlexRay is a new automotive network communications protocol. It is positioned above CAN (controller area network) and MOST (media oriented systems transport) in terms of both performance and price.

Front-end	The wafer processing stage of the semiconductor manufacturing process, in which electronic circuits are imprinted onto raw silicon wafers. This is followed by the packaging, assembly and testing stages, which comprise the back-end process.

Foundry	A semiconductor manufacture that makes chips for third parties.

GDDR3, GDDR5	Graphic Double Data Rate. Third or fifth generation, respectively. See “GraphicsRAM”.

Gigabit (Gbit)	Approximately one billion bits; precisely 2 to the power of 30 bits.

Gigabyte	Approximately one billion bytes; precisely 2 to the power of 30 bytes.

GPRS	General Packet Radio Services. A packet based wireless communication service that promises data rates from 56 up to 114 Kbps and continuous connection to the Internet for mobile phone and computer users. GPRS is based on GSM communication.

GraphicsRAM	High-performance DRAM chip, especially designed for graphics applications like 3D graphics boards and game consoles. See “GDDR3, GDDR5”.

GSM	Global System for Mobile communication. A digital mobile telephone system that is the de facto wireless telephone standard in Europe and widely used in other parts of the world. GSM digitizes and compresses data, then sends it down a channel with two other streams of user data, each in its own time slot. It operates at either the 900 MHz or 1800 MHz frequency band.

IC	Integrated Circuit. A semiconductor device consisting of many interconnected transistors and other components like resistors, capacitors and diodes.

ISDN	Integrated Services Digital Network. A type of online connection that speeds up data transmission by handling information in a digital form. Traditional modem communications translate a computer’s digital data into an analog wave form and send the signal, which then must be converted back to an analog signal. ISDN can be thought of as a direct digital connection.

ISO	International Standards Organization. The international organization responsible for developing and maintaining worldwide standards for manufacturing, environmental protection, computers, data communications, and many other fields.

ITU	International Telecommunication Union. The ITU is an international organization established to standardize and regulate international radio and telecommunications.

Mask	A transparent glass or quartz plate covered with an array of patterns used in the IC manufacturing process to create circuitry patterns on a wafer. Each pattern consists of opaque and transparent areas that define the size and shape of all circuit and device elements. The mask is used to expose selected areas, and defines the areas to be processed. Masks may use emulsion, chrome, iron oxide, silicon or other material to produce the opaque areas.

Megabit (Mbit)	Approximately one million bits; precisely 2 to the power of 20 bits.

Megabyte (MB)	Approximately one million bytes; precisely 2 to the power of 20 bytes.

Memory	Any device that can store data in machine-readable format.

Microcontroller	A microprocessor combined with memory and interfaces integrated on a single circuit and intended to operate as an embedded system.

Micron ( μm)	A metric unit of linear measure which equals one millionth of a meter. A human hair is about 100 microns in diameter. There are 1000 microns in 1 millimeter.

Micro DIMM	Dual in-line memory module. A small-factor memory module specifically used in notebooks.

Mixed-signal IC	An integrated circuit that includes both analog and digital signal processing circuitry on a single semiconductor die. Typically, mixed-signal chips perform some whole function of sub-function in a larger assembly such as the radio subsystem of a cell phone. They often contain an entire system-on-a-chip.

NAND	NAND flash architecture is one of two flash technologies (the other being NOR) used in memory cards. It is also used in USB flash drives, MP3 players, and provides the image storage for digital cameras. NAND is best suited to flash devices requiring high capacity data storage.

Nanometer (nm)	A metric unit of linear measure which equals one billionth of a meter. There are 1000 nanometers in 1 micron.

Non-volatile memory	A memory storage device whose contents are preserved when its power is off. See also “volatile memory”.

ODM	Original Device Manufacturer. A company which manufactures a product which ultimately will be branded by another firm for sale.

OHSAS	Occupational Health and Safety Assessment Series. The discipline concerned with protecting the safety, health and welfare of employees, organizations, and others affected by the work they undertake (such as customers, suppliers, and members of the public).

PBX	Private Branch eXchange. A telephone exchange that is owned by a private business, as opposed to one owned by a common carrier or by a telephone company.

PDA	Personal Digital Assistant. A term used to refer to any small mobile hand-held device that provides computing and information storage and retrieval capabilities for personal or business use, often for keeping schedule calendars and address book information handy.

PFC	Perfluorinated Compounds. Compounds derived from hydrocarbons by replacement of hydrogen atoms by fluorine atoms.

PHY	Physical Layer. A part of the electrical or mechanical interface to the physical medium. For example, the PHY determines how to put a stream of bits from the upper (data link) layer on to the pins for a parallel printer interface or network line card.

POF	Polymer Optical Fiber.

RAM	Random access memory. A type of data storage device for which the order of access to different locations does not affect the speed of access. This is in contrast to, for example, a magnetic disk or magnetic tape where it is much quicker to access data sequentially because accessing a non sequential location requires physical movement of the storage medium rather than electronic switching.

REACH	Registration, Evaluation and Authorization of Chemicals. A framework for regulation of chemicals in the European Union.

RF transceiver	Radio-frequency transceiver. A high-frequency used in mobile telecommunications. The term radio frequency refers to electromagnetic waves having characteristics such that, if the current is input to an antenna, an electromagnetic field is generated suitable for wireless broadcasting and/or communications.

RFID	Radio frequency identification. Systems that read or write data to RF tags that are present in a radio frequency field projected from RF reading/writing equipment. Data may be contained in one or more bits for the purpose of providing identification and other information relevant to the object to which the tag is attached. It incorporates the use of electromagnetic, or electrostatic coupling in the radio frequency portion of the spectrum to communicate to or from a tag through a variety of modulation schemes.

SDRAM	Synchronous DRAM. The most common type of DRAM memory today. Data are transferred synchronously to a clock signal. See also “DRAM”.

Semiconductor	Generic name for devices, such as transistors and integrated circuits, that control the flow of electrical signals. More generally a material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern. The most common semiconductor material for use in integrated circuits is silicon.

Server	A computer that provides some service for other computers connected to it via a network. The most common example is a file server which has a local disk and services requests from remote clients to read and write files on that disk.

Silicon	A type of semiconducting material used to make a wafer. Silicon is the most widely used semiconductor material in the semiconductor industry (other than Germanium) as a base material.

SIM card	Subscriber identification module card. Used in mobile handsets for subscriber authentication.

SLIC	Subscriber line interface circuit. A circuit in a telephone company switch to which a customer’s telephone line is connected.

SMARTi 3GE	Infineon’s product name for a CMOS RF transceiver with worldwide compatibility.

SO-DIMM	Small-Outline Dual In-line Memory Module.

SoC	System-on-a-chip. The packaging of all the necessary electronic circuit and parts for a “system” (such as a cell phone or digital camera) on a single IC.

SRAM	Static RAM. A type of memory that is more expensive and much faster than DRAM but has much lower power consumption than DRAM. SRAM are used in cell phones because of low power consumption and in PCs as a fast first-level memory buffer.

Structure size	A measurement (generally in micron or nanometer) of the width of the smallest patterned feature on a semiconductor chip.

T/E	T1/E1, T3/E3. A data transmission technology based on copper wires. Various speed classes are available: T1: 1,544 Mbit/s; E1: 2,048 Mbit/s; T3: 44,736 Mbit/s; E3: 34,368 Mbit/s. The T standards are prevalent in NAFTA. The E standards are European standards.

T-DMB	Terrestrial Digital Multimedia Broadcasting. A system for broadcasting a variety of digital content to mobile devices, such as cellular phones.

Telematics	The combination of telecommunications and data processing.

UMTS	Universal Mobile Telecommunications Service. A so-called “third-generation (3G),” broadband, packet based transmission of text, digitized voice, video, and multimedia at data rates up to two megabits per second (Mbps), that is based on the GSM communication standard. UMTS aims to offer a consistent set of services to mobile computer and phone users no matter where they are located in the world.

VDSL	Very high bit-rate Digital Subscriber Line. A form of digital subscriber line similar to ADSL but providing higher speeds at reduced distances. See also “xDSL”.

VoIP	Voice Over Internet Protocol. The routing of voice conversations over the Internet or any other IP-based network.

Volatile memory	A memory storage device whose contents are not preserved when its power is off. Most common types are DRAM and SRAM. See also “non-volatile memory”.

Wafer	A disk made of a semiconducting material such as silicon, currently usually either 150-millimeters or 200-millimeters or 300-millimeters in diameter, used to form the substrate of a chip. A finished wafer may contain several thousand chips.

WDCT	Worldwide Digital Cordless Telecommunications.

WLAN	Wireless LAN. A wireless data communications network covering a small area, usually within the confines of a building or floors within a building.

xDSL	Digital Subscriber Line (where “x” represents the type of technology, e.g. ADSL, VDSL, SHDSL). A family of digital telecommunications protocols designed to allow high speed data communication over existing copper telephone lines between end-users and the telephone company. See also “VDSL”.

Yield	When used in connection with manufacturing, the ratio of the number of usable products to the total number of produced products.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

The Supervisory Board
Infineon Technologies AG:

We have audited the accompanying consolidated balance sheets of Infineon Technologies AG and subsidiaries (the “Company”) as of September 30, 2006 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2007. We also have audited management’s assessment, included in the accompanying Item 15: Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting, that Infineon Technologies AG and subsidiaries maintained effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infineon Technologies AG and subsidiaries as of September 30, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, management’s assessment that Infineon Technologies AG and subsidiaries maintained effective internal control over financial reporting as of September 30, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by COSO. Furthermore, in our opinion, Infineon Technologies AG and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control — Integrated Framework issued by COSO.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the recognition provision of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective September 30, 2007.

Munich, Germany
November 13, 2007, except as to note 37,
which is as of November 30, 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Operations
For the years ended September 30, 2005, 2006 and 2007
(in millions, except for share data)

	Notes	2005	2006	2007	2007

		(€ millions)	(€ millions)	(€ millions)	($ millions)

Net sales:
Third parties		5,843	7,546	7,625	10,842
Related parties	31	916	383	57	81

Total net sales		6,759	7,929	7,682	10,923

Cost of goods sold	8	4,909	5,854	6,092	8,662

Gross profit		1,850	2,075	1,590	2,261

Research and development expenses		1,293	1,249	1,169	1,662
Selling, general and administrative expenses		655	751	700	995
Restructuring charges	9	78	23	45	64
Other operating expense, net	8	92	108	46	66

Operating loss		(268)	(56)	(370)	(526)

Interest expense, net		(9)	(92)	(33)	(46)
Equity in earnings of associated companies, net	17	57	78	117	166
Gain on subsidiaries and associated company share issuance, net	17	—	19	—	—
Other non-operating income (expense), net		26	(33)	13	18
Minority interests	26	2	(23)	19	27

Loss before income taxes		(192)	(107)	(254)	(361)

Income tax expense	10	(120)	(161)	(79)	(112)

Loss before extraordinary loss		(312)	(268)	(333)	(473)

Extraordinary loss, net of tax	4	—	—	(35)	(50)

Net loss		(312)	(268)	(368)	(523)

Basic and diluted loss per share before extraordinary loss		(0.42)	(0.36)	(0.45)	(0.64)

Basic and diluted loss per share	11	(0.42)	(0.36)	(0.49)	(0.70)

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Balance Sheets
September 30, 2006 and 2007

	Notes	2006	2007	2007

		(€ millions)	(€ millions)	($ millions)

Assets:
Current assets:
Cash and cash equivalents		2,040	1,819	2,586
Marketable securities	12	615	475	675
Trade accounts receivable, net	13	1,245	894	1,271
Inventories	14	1,202	1,217	1,731
Deferred income taxes	10	97	66	94
Other current assets	15	482	807	1,148

Total current assets		5,681	5,278	7,505

Property, plant and equipment, net	16	3,764	3,647	5,186
Intangible assets, net	19	230	232	330
Long-term investments	17	659	652	927
Restricted cash		78	77	109
Deferred income taxes	10	627	593	843
Pension assets	32	—	60	85
Other assets	18	146	140	199

Total assets		11,185	10,679	15,184

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	23	797	336	478
Trade accounts payable	20	1,245	1,285	1,827
Accrued liabilities	21	525	526	748
Deferred income taxes	10	26	15	21
Short-term pension liabilities	32	—	5	7
Other current liabilities	22	712	680	967

Total current liabilities		3,305	2,847	4,048

Long-term debt	23	1,208	1,376	1,957
Pension liabilities	32	134	111	158
Deferred income taxes	10	60	46	65
Long-term accrued liabilities	24	46	36	51
Other liabilities	25	277	316	449

Total liabilities		5,030	4,732	6,728

Minority interests	26	840	1,033	1,469

Shareholders’ equity:
Ordinary share capital	27	1,495	1,499	2,131
Additional paid-in capital		5,828	5,864	8,338
Accumulated deficit		(1,780)	(2,148)	(3,054)
Accumulated other comprehensive loss	29	(228)	(301)	(428)

Total shareholders’ equity		5,315	4,914	6,987

Total liabilities and shareholders’ equity		11,185	10,679	15,184

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Shareholders’ Equity
For the years ended September 30, 2005, 2006 and 2007
(in millions of Euro, except for share data)

							Additional
							minimum
							pension
						Foreign	liability/	Unrealized	Unrealized
		Issued		Additional		currency	Defined	gain (loss)	gain (loss) on
		Ordinary shares		paid-in	Accumulated	translation	benefit	on	cash flow
	Notes	Shares	Amount	capital	deficit	adjustment	plans	securities	hedge	Total

Balance as of October 1, 2004		747,559,859	1,495	5,800	(1,200)	(122)	—	4	1	5,978

Net loss		—	—	—	(312)	—	—	—	—	(312)
Other comprehensive income (loss)	29	—	—	—	—	64	(84)	8	(25)	(37)

Total comprehensive loss										(349)

Issuance of ordinary shares:
Exercise of stock options	27	9,500	—	—	—	—	—	—	—	—

Balance as of September 30, 2005		747,569,359	1,495	5,800	(1,512)	(58)	(84)	12	(24)	5,629

Net loss		—	—	—	(268)	—	—	—		(268)
Other comprehensive income (loss)	29	—	—	—	—	(69)	(3)	(7)	5	(74)

Total comprehensive loss										(342)

Issuance of ordinary shares:
Exercise of stock options	27	39,935	—	—	—	—	—	—	—	—
Stock-based compensation	28	—	—	28	—	—	—	—	—	28

Balance as of September 30, 2006		747,609,294	1,495	5,828	(1,780)	(127)	(87)	5	(19)	5,315

Net loss		—	—	—	(368)	—	—	—	—	(368)
Other comprehensive (loss) income	29	—	—	—	—	(105)	90	(12)	2	(25)

Total comprehensive loss										(393)

Issuance of ordinary shares:
Exercise of stock options	27	2,119,341	4	15	—	—	—	—	—	19
Stock-based compensation	28	—	—	17	—	—	—	—	—	17
Deferred compensation, net		—	—	4	—	—	—	—	—	4
Adjustment to initially apply SFAS No. 158, net of tax	32	—	—	—	—	—	(48)	—	—	(48)

Balance as of September 30, 2007		749,728,635	1,499	5,864	(2,148)	(232)	(45)	(7)	(17)	4,914

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended September 30, 2005, 2006 and 2007

	2005	2006	2007	2007

	(€ millions)	(€ millions)	(€ millions)	($ millions)

Net loss	(312)	(268)	(368)	(523)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	1,316	1,405	1,276	1,814
Provision for (recovery of) doubtful accounts	3	23	(19)	(27)
Gains on sales of marketable securities	(8)	(3)	(8)	(11)
Losses (gains) on sales of businesses and interests in subsidiaries	(39)	10	63	90
Gains on disposals of property, plant, and equipment	(8)	(9)	(13)	(18)
Equity in earnings of associated companies, net	(57)	(78)	(117)	(166)
Dividends received from associated companies	51	29	61	87
Gain on subsidiaries and associated company share issuance, net	—	(19)	—
Minority interests	(2)	23	(19)	(27)
Impairment charges	134	57	40	57
Stock-based compensation	—	28	17	24
Deferred income taxes	88	(6)	58	82
Changes in operating assets and liabilities:				—
Trade accounts receivable, net	119	(334)	331	471
Inventories	(25)	(145)	(76)	(108)
Other current assets	(2)	31	55	78
Trade accounts payable	(52)	222	29	41
Accrued liabilities	(115)	85	4	6
Other current liabilities	1	52	(109)	(157)
Other assets and liabilities	(2)	(100)	2	3

Net cash provided by operating activities	1,090	1,003	1,207	1,716

Cash flows from investing activities:
Purchases of marketable securities available for sale	(2,228)	(492)	(224)	(319)
Proceeds from sales of marketable securities available for sale	3,310	730	357	508
Proceeds from sales of businesses and interests in subsidiaries	101	72	273	388
Business acquisitions, net of cash acquired	—	—	(45)	(64)
Investment in associated and related companies	(135)	(6)	(2)	(3)
Cash increase from initial consolidation of ALTIS	—	119	—	—
Purchases of intangible assets	(27)	(44)	(39)	(55)
Purchases of property, plant and equipment	(1,368)	(1,253)	(1,375)	(1,955)
Proceeds from sales of property, plant and equipment	58	21	188	267

Net cash used in investing activities	(289)	(853)	(867)	(1,233)

Cash flows from financing activities:
Net change in short-term debt	(20)	—	30	43
Net change in related party financial receivables and payables	18	7	(3)	(4)
Proceeds from issuance of long-term debt	192	400	245	348
Principal repayments of long-term debt	(500)	(56)	(744)	(1,058)
Change in restricted cash	21	10	1	1
Proceeds from issuance of ordinary shares	—	—	23	33
Proceeds from issuance of shares to minority interest	23	—	4	6
Proceeds from issuance of shares of Qimonda	—	406	—	—
Dividend payments to minority interests	—	(5)	(77)	(110)

Net cash (used in) provided by financing activities	(266)	762	(521)	(741)

Effect of foreign exchange rate changes on cash and cash equivalents	5	(20)	(40)	(57)
Net increase (decrease) in cash and cash equivalents	540	892	(221)	(315)
Cash and cash equivalents at beginning of year	608	1,148	2,040	2,901

Cash and cash equivalents at end of year	1,148	2,040	1,819	2,586

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

1.	Description of Business and Basis of Presentation

Description of Business

Infineon Technologies AG and its subsidiaries (collectively, the “Company”) design, develop, manufacture and market a broad range of semiconductors and complete systems solutions used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer goods, automotive products, industrial automation and control systems, and chip card applications. The Company’s products include standard commodity components, full-custom devices, semi-custom devices and application-specific components for memory, analog, digital and mixed-signal applications. The Company has operations, investments and customers located mainly in Europe, Asia and North America. The fiscal year-end for the Company is September 30.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Infineon Technologies AG is incorporated in Germany. The German Commercial Code (“Handelsgesetzbuch” or “HGB”) requires the Company to prepare consolidated financial statements in accordance with the HGB accounting principles and regulations (“German GAAP”). Pursuant to the German Commercial Code Implementation Act (“Einführungsgesetz zum HGB-EGHGB”), Article 58, paragraph 5, the Company is exempt from this requirement, if consolidated financial statements are prepared and issued in accordance with a body of internationally accepted accounting principles (such as U.S. GAAP). Accordingly, the Company presents the U.S. GAAP consolidated financial statements contained herein.

All amounts herein are shown in Euro (or “€”) except where otherwise stated. The accompanying consolidated balance sheet as of September 30, 2007, and the consolidated statements of operations and cash flows for the year then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.4219, the Federal Reserve noon buying rate on September 28, 2007. The U.S. dollar convenience translation amounts have not been audited.

Certain amounts in prior year consolidated financial statements and notes have been reclassified to conform to the current year presentation. Dividends received from Associated Companies (as defined below), previously reported as part of cash flows from investing activities in the consolidated statements of cash flows, have been reclassified to cash flows from operating activities. The Company’s consolidated results of operations and overall cash flows have not been affected by these reclassifications.

2.	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the accompanying consolidated financial statements.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries that are directly or indirectly controlled on a consolidated basis. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company evaluates its relationships with entities to identify whether they are variable interest entities (“VIE’s”), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements. VIE’s are entities for which either the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, the investors lack an essential characteristic of a controlling financial interest, or the investors’ economic interests are disproportionate to the attached voting rights

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

and substantially all of the entity’s activities involve or are conducted for an investor with disproportionately few voting rights.

Investments in companies in which the Company has the ability to exercise significant influence over operating and financial policies, generally through an ownership interest of 20 percent or more and that are not controlled by the Company (“Associated Companies”) are accounted for using the equity method of accounting (see note 17). The equity in earnings of Associated Companies with fiscal year ends that differ by not more than three months from the Company’s fiscal year end are recorded on a three month lag. Other equity investments (“Related Companies”), generally in which the Company has an ownership interest of less than 20 percent, are recorded at cost. The effects of all significant intercompany transactions are eliminated.

The Company group consists of the following numbers of entities:

	Consolidated	Associated
	subsidiaries	companies	Total

September 30, 2006	66	7	73
Additions	8	—	8
Disposals	(5)	(2)	(7)

September 30, 2007	69	5	74

Reporting and Foreign Currency

The Company’s reporting currency is the euro, and therefore the accompanying consolidated financial statements are presented in euro.

The assets and liabilities of foreign subsidiaries with functional currencies other than the euro are translated using period-end exchange rates, while the revenues and expenses of such subsidiaries are translated using average exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translations reported in the previous periods are included in other comprehensive income (loss) and reported as a separate component of shareholders’ equity.

The exchange rates of the primary currencies used in the preparation of the accompanying consolidated financial statements are as follows in Euro:

		Exchange Rate		Annual average
		September 29,	September 28,	exchange rate
Currency:		2006	2007	2006	2007

U.S. dollar	1$ =	0.7899	0.7052	0.8117	0.7497
Japanese yen	100 JPY =	0.6696	0.6124	0.6978	0.6297
Great Britain pound	1 GBP =	1.4756	1.4300	1.4595	1.4806
Singapore dollar	1 SGD =	0.4981	0.4728	0.5016	0.4904

Revenue Recognition

Sales

Revenue from products sold to customers is recognized, pursuant to U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition”, when persuasive evidence of an arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. The Company records reductions to revenue for estimated product returns and allowances for discounts, volume rebates and price protection, based on actual historical experience, at the time the related revenue is recognized. In general, returns are permitted only for quality-related

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

reasons within the applicable warranty period. Distributors can, in certain cases, apply for stock rotation or scrap allowances and price protection. Allowances for stock rotation returns are accrued based on expected stock rotation as per the contractual agreement. Distributor scrap allowances are accrued based on the contractual agreement and, upon authorization of the claim, reimbursed up to a certain maximum of the average inventory value. Price protection programs allow distributors to apply for a price protection credit on unsold inventory in the event the Company reduces the standard list price of the products included in such inventory. In some cases, rebate programs are offered to specific customers or distributors whereby the customer or distributor may apply for a rebate upon achievement of a defined sales volume. Distributors are also partially compensated for commonly defined cooperative advertising on a case-by-case basis.

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

Grants

Grants for capital expenditures include both tax-free government grants (Investitionszulage) and taxable grants for investments in property, plant and equipment (Investitionszuschüsse). Grants receivable are established when a legal right for the grant exists and the criteria for receiving the grant have been met. Tax-free government grants are deferred and recognized over the remaining useful life of the related asset. Taxable grants are deducted from the acquisition costs of the related asset and thereby reduce depreciation expense in future periods. Other taxable grants reduce the related expense (see notes 7, 22 and 25).

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

Income Taxes

Income taxes are accounted for under the asset and liability method pursuant to FASB Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are recorded to reduce deferred tax assets to an amount that is more-likely-than-not to be realized in the future. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Investment tax credits are accounted for under the flow-through method.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

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

Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the period during which the employee is required to provide service in exchange for the award. SFAS No. 123 (revised 2004) eliminates the alternative method of accounting for employee share-based payments previously available under APB No. 25. Periods prior to October 1, 2005 have not been restated and do not reflect the recognition of stock-based compensation (see note 28).

Issuance of shares by Subsidiaries or Associated Companies

Gains or losses arising from the issuances of shares by subsidiaries or Associated Companies, due to changes in the Company’s proportionate share of the value of the issuer’s equity, are recognized in earnings pursuant to SAB Topic 5:H, “Accounting for Sales of Stock by a Subsidiary” (see notes 3 and 17).

Cash and Cash Equivalents

Cash and cash equivalents represent cash, deposits and liquid short-term investments with original maturities of three months or less. Cash equivalents as of September 30, 2006 and 2007 were €1,926 million and €1,653 million, respectively, and consisted mainly of bank term deposits and fixed income securities with original maturities of three months or less.

Restricted Cash

Restricted cash includes collateral deposits used as security under arrangements for deferred compensation, business acquisitions, construction projects, leases and financing (see note 35).

Marketable Securities and Investments

The Company’s marketable securities are classified as available-for-sale and are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. Unrealized gains and losses are included in accumulated other comprehensive income, net of applicable income taxes. Realized gains or losses and declines in value, if any, judged to be other-than-temporary on available-for-sale securities are reported in other non-operating income or expense. For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

The Company assesses declines in the value of marketable securities and investments to determine whether such decline is other-than-temporary, thereby rendering the marketable security or investment impaired. This assessment is made by considering available evidence including changes in general market conditions, specific industry and investee data, the length of time and the extent to which the fair value has been less than cost, and the Company’s intent and ability to hold the marketable security or investment for a period of time sufficient to allow for any anticipated recovery in fair value.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Inventories

Inventories are valued at the lower of cost or market, cost being generally determined on the basis of an average method. Cost consists of purchased component costs and manufacturing costs, which comprise direct material and labor costs and applicable indirect costs.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Spare parts, maintenance and repairs are expensed as incurred. Depreciation expense is recognized using the straight-line method. Construction in progress includes advance payments for construction of fixed assets. Land and construction in progress are not depreciated. The cost of construction of certain long-term assets includes capitalized interest, which is amortized over the estimated useful life of the related asset. During the years ended September 30, 2006 and 2007 capitalized interest was less than €1 million. The estimated useful lives of assets are as follows:

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

Intangible assets consist primarily of purchased intangible assets, such as licenses and purchased technology, which are recorded at acquisition cost, and goodwill resulting from business acquisitions, representing the excess of purchase price over fair value of net assets acquired. Intangible assets other than goodwill are amortized on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years. Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company tests goodwill annually for impairment in the fourth quarter of the fiscal year, whereby if the carrying amount of a reporting unit with goodwill exceeds its fair value, the amount of impairment is determined as the excess of recorded goodwill over the fair value of goodwill. The determination of fair value of the reporting units and related goodwill requires considerable judgment by management.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including property, plant and equipment and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either market value, appraised value or discounted estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows.

Financial Instruments

The Company operates internationally, giving rise to exposure to changes in foreign currency exchange rates. The Company uses financial instruments, including derivatives such as foreign currency forward and option contracts as well as interest rate swap agreements, to reduce this exposure based on the net exposure to the respective currency. The Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, which provides guidance on accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Derivative financial instruments are recorded at their fair value and included in other current assets or other current liabilities. Generally the Company does not designate its derivative instruments as hedge transactions. Changes in fair value of undesignated derivatives that relate to operations are recorded as part of cost of sales, while undesignated derivatives relating to financing activities are recorded in other non-operating expense, net. Changes in fair value of derivatives designated as fair value hedges and the related changes in the hedged item are reflected in earnings. Changes in the fair value of derivatives designated as cash flow hedges are, to the extent effective, deferred in accumulated other comprehensive income and subsequently reclassified to earnings when the hedging transaction is reflected in earnings and, to the extent ineffective, included in earnings immediately. The fair value of derivative and other financial instruments is discussed in note 33.

Pension Plans

The measurement of pension-benefit liabilities is based on actuarial computations using the projected-unit-credit method in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. The assumptions used to calculate pension liabilities and costs are shown in note 32. Prior to the adoption of the recognition provision of SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, changes in the amount of the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions could result in gains or losses not yet recognized in the Company’s consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the Company’s net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the fair value of that plan’s assets. In that case, the amount of amortization recognized by the Company is the resulting excess divided by the average remaining service period of the active employees expected to receive benefits under the plan.

Effective September 30, 2007, the Company adopted the recognition provision of SFAS No. 158, whereby the Company recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in its statement of financial position. Changes in funded status will be recognized in the year in which the changes occur through other comprehensive income. The incremental effects of the adoption of the recognition provision on the individual line items of the September 30, 2007 consolidated balance sheet are shown in note 32. See also Recent Accounting Pronouncements below.

The Company also records a liability for amounts payable under the provisions of its various defined contribution plans.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

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

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. The Company adopted SFAS No. 154 on October 1, 2006. The adoption of SFAS No. 154 did not have a significant impact on the Company’s consolidated financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109” (“FIN 48”), which defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainty. FIN 48 is effective for fiscal years beginning after December 15, 2006. The difference between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The provisions of FIN 48 are effective for the Company as of October 1, 2007. The Company is in the process of determining the impact, if any, that the adoption of FIN 48 will have on its consolidated financial position and results of operations.

In September 2006, the FASB released SFAS No. 157, “Fair Value Measurements”, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard also responds to investors’ requests for more information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for the Company in the fiscal year beginning on October 1, 2008, and interim periods within that fiscal year. The Company will adopt SFAS No. 157 on October 1, 2008 on a prospective basis.

In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization (“Recognition Provision”). The Company adopted the Recognition Provision of SFAS No. 158 as of the end of the fiscal year ended September 30, 2007. The incremental effects of the implementation of the Recognition Provision on the individual line items in the September 30, 2007 consolidated balance

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

sheet are shown in note 32. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions (“Measurement Date Provision”). The Company currently measures the funded status of its plans annually on June 30. The Measurement Date Provision is effective for the Company as of the end of the fiscal year ending September 30, 2009. The Company does not expect the change in the annual measurement date to September 30 to have a significant impact on its consolidated financial position and results of operations.

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial are now considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the year of adoption. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006. The Company adopted SAB No. 108 during the fourth quarter of the fiscal year ended September 30, 2007. The adoption of SAB No. 108 did not have an impact on the Company’s consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities and other eligible items at fair value, which are not otherwise currently required to be measured at fair value. Under SFAS No. 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront costs and fees associated with the item for which the fair value option is elected. Entities electing the fair value option are required to distinguish on the face of the statement of financial position the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. If elected, SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted as of the beginning of a fiscal year provided that the entity also early adopts all of the requirements of SFAS No. 157. The Company is currently evaluating whether to elect the option provided for in this standard.

3.	Separation of Memory Products Business

Effective May 1, 2006, substantially all of the memory products-related assets and liabilities, operations and activities of Infineon were contributed to Qimonda AG (“Qimonda”), a stand-alone legal company (the “Formation”). In conjunction with the Formation, the Company entered into contribution agreements and various other service agreements with Qimonda. In cases where physical contribution (ownership transfer) of assets and liabilities was not feasible or cost effective, the monetary value was transferred in the form of cash or debt. At the Formation, Qimonda’s operations in Japan and Korea were initially held in trust for Qimonda’s benefit by Infineon until the legal transfer to Qimonda could take place. Qimonda’s Korea operations were legally transferred to Qimonda in October 2006. Infineon legally transferred the Japanese operations to Qimonda during the year ended September 30, 2007. Qimonda’s investment in Inotera Memories Inc. (“Inotera”), previously held in trust by Infineon, was transferred to Qimonda in March 2007 (see note 17). The Company’s investment in Advanced Mask Technology Center

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

GmbH & Co. KG (“AMTC”) is intended to be transferred to Qimonda after approval by the other shareholders in the venture (see note 17).

The contribution agreements include provisions pursuant to which Qimonda agreed to indemnify Infineon against any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, incomplete transactions, continuing obligations, risks, encumbrances, guarantees and other matters relating to the memory products business that were transferred to it as part of the Formation. In addition, the contribution agreements provide for indemnification of Infineon with respect to certain existing and future legal claims and potential restructuring costs incurred in connection with the potential rampdown of production in one module of Infineon Technologies Dresden GmbH & Co. OHG. Although no restructuring has been established for the respective module of Infineon Technologies Dresden GmbH & Co. OHG, these costs could be material and could adversely impact the financial condition and results of operations of Qimonda and of the Company. With the exception of the securities and certain patent infringement and antitrust claims identified in note 35, Qimonda is obligated to indemnify Infineon against any liability arising in connection with claims relating to the memory products business described in that section. Liabilities and risks relating to the securities class action litigation, including court costs, will be equally shared by Infineon and Qimonda, but only with respect to the amount by which the total amount payable exceeds the amount of the corresponding accrual that Infineon transferred to Qimonda at Formation. Qimonda has agreed to indemnify Infineon for 60 percent of any license fee payments to which Infineon may agree in connection with ongoing negotiations relating to licensing and cross-licensing arrangements with a third party. These payments could be substantial and could remain in effect for lengthy periods.

Qimonda fully repaid its short-term loan from Infineon of €344 million during the 2007 fiscal year.

On August 9, 2006 Qimonda completed its IPO on the New York Stock Exchange through the issuance of 42 million ordinary shares which are traded as American Depositary Shares (“ADSs”) under the symbol “QI”, for an offering price of $13.00 per ADS. As a result, the Company’s ownership interest in Qimonda was diluted to 87.7 percent and its proportional share of Qimonda’s equity decreased by €53 million, which loss the Company reflected as part of non-operating expenses under gain on subsidiaries and associated company share issuance, net during the year ended September 30, 2006. The net offering proceeds amounted to €406 million (before tax benefits available to Qimonda of €9 million) and were classified as proceeds from issuance of shares of Qimonda within cash flows from financing activities in the accompanying consolidated statement of cash flows for the year ended September 30, 2006. In addition, Infineon sold 6.3 million Qimonda ADSs upon exercise of the underwriters’ over-allotment option. As a result, the Company’s ownership interest in Qimonda decreased to 85.9 percent and the Company recognized a loss of €12 million, which was reflected as part of other operating expenses, net during the year ended September 30, 2006. The net over-allotment proceeds amounted to €58 million and were classified as proceeds from sale of businesses and interests in subsidiaries within cash flows from investing activities in the accompanying consolidated statement of cash flows for the year ended September 30, 2006. Qimonda used the offering proceeds to finance investments in its manufacturing facilities and for research and development.

On September 25, 2007, Infineon sold an additional 28.75 million Qimonda ADSs (including the underwriters’ over-allotment option) for an offering price of $10.92 per ADS. As a result, the Company’s ownership interest in Qimonda decreased to 77.5 percent and the Company recognized a loss on sale of €84 million, which is reflected in other operating expenses, net during the year ended September 30, 2007. The net proceeds from this transaction amounted to €216 million and are classified as proceeds from sale of businesses and interests in subsidiaries within cash flows from investing activities in the accompanying consolidated statement of cash flows for the year ended September 30, 2007.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

In addition, on September 26, 2007, Infineon Technologies Investment B.V., a wholly owned subsidiary of Infineon Technologies AG, issued notes exchangeable into ADSs of Qimonda in the amount of €215 million (including the underwriters’ over-allotment option). The coupon of the three-year exchangeable note is 1.375 percent per year. The exchange price is €10.48 for each Qimonda ADS, corresponding to an exchange premium of 35 percent. If all noteholders exercise their exchange rights, Infineon will deliver 20.5 million Qimonda ADSs, equivalent to approximately 6.0 percent of Qimonda’s share capital (see notes 23 and 26).

On January 26, 2007 Infineon and Qimonda extended their agreement for the production of wafers in Infineon Technologies Dresden GmbH & Co. OHG production facility through September 30, 2009 (see note 37).

On April 25, 2007, Qimonda and SanDisk Corporation (“SanDisk”) entered into an agreement to jointly develop and manufacture multichip packages (“MCPs”) utilizing SanDisk’s NAND flash and controllers and Qimonda’s low power mobile DRAM. The jointly owned company, SanQi Solutions Lda., based in Portugal, targets the need for high capacity, integrated memory solutions for data-intensive mobile applications.

On April 25, 2007, Qimonda announced plans to construct a fully-owned 300-millimeter front-end manufacturing facility in Singapore. Depending on the growth and development of the world semiconductor market, Qimonda plans to invest approximately €2 billion in the site over the next 5 years. Qimonda expects to finance the initial capital expenditures for the construction with a combination of its own cash flows and project-based financing.

4.	Acquisitions

During December 2004, Saifun Semiconductors Ltd. (“Saifun”) and the Company modified their existing flash memory cooperation agreement. As a consequence, the Company consummated the acquisition of Saifun’s remaining 30 percent share in the Infineon Technologies Flash joint venture in January 2005 and was granted a license for the use of Saifun’s NROM® technologies, in exchange for $95 million (subsequently reduced to $46 million) to be paid in quarterly installments over 10 years and additional purchase consideration primarily in the form of net liabilities assumed aggregating €7 million (see note 6). The assets acquired and liabilities assumed were recorded in the accompanying consolidated balance sheet based upon their estimated fair values as of the date of the acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed amounted to €7 million and was allocated to goodwill. Qimonda has sole ownership and responsibility for the business and started to account for its entire financial results in the three months ended March 31, 2005. In light of the weak market conditions for commodity NAND flash memories in the three months ended September 30, 2006, Qimonda decided to ramp down its flash production and stop the development of NAND compatible flash memory products based on Saifun’s technology. Qimonda and Saifun amended the above license agreement to terminate the payment of quarterly installments as of December 31, 2006. As a result, Qimonda reduced payables, goodwill and other intangible assets, and recognized an impairment charge of €9 million related to license and fixed assets that were not considered to be recoverable as of September 30, 2006.

On July 31, 2007, the Company acquired Texas Instruments Inc.’s (“TI”) DSL Customer Premises Equipment (“CPE”) business for cash consideration of €45 million. The purchase price is subject to an upward or downward contingent consideration adjustment of up to $16 million, based on revenue targets of the CPE business during the nine months following the acquisition date. The Company plans to continue supporting the acquired product portfolio and existing customer designs while leveraging the acquired experience in future product generations. The results of operations of the CPE business have been included in the consolidated financial statements starting August 1, 2007.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

On August 20, 2007, the Company announced that it plans to acquire the mobility products business of LSI Corporation (“LSI”) for a price of $450 million plus a contingent performance-based payment of up to $50 million in order to further strengthen its activities in the field of communications. The mobility products business designs semiconductors and software for cellular telephone handsets. The assets and liabilities to be acquired consist primarily of customer relationships, goodwill, fixed assets and current assets and liabilities. The Company is in the process of obtaining an appraisal of the estimated fair value of the assets and liabilities of the business to be acquired, the exact amount of which is not currently determinable. Pending the approval of the corresponding authorities, the transaction is expected to close in the first quarter of the 2008 fiscal year (see note 37).

During the quarter ended March 31, 2007, the Company entered into agreements with Molstanda Vermietungsgesellschaft mbH (“Molstanda”) and a financial institution. Molstanda is the owner of a parcel of land located in the vicinity of the Company’s headquarters south of Munich. Pursuant to FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” (“FIN 46R”), the Company determined that Molstanda is a variable interest entity since it does not have sufficient equity to demonstrate that it could finance its activities without additional financial support, and as a result of the agreements the Company became its primary beneficiary. Accordingly, the Company consolidated the assets and liabilities of Molstanda beginning in the second quarter of the 2007 fiscal year. Since Molstanda is not considered a business pursuant to FIN 46R, the €35 million excess in fair value of liabilities assumed and consolidated of €76 million, over the fair value of the newly consolidated identifiable assets of €41 million, was recorded as an extraordinary loss during the second quarter of the 2007 fiscal year (see note 30). Due to the Company’s cumulative loss situation described in note 10 no tax benefit was provided on this loss. The Company subsequently acquired the majority of the outstanding capital of Molstanda during the fourth quarter of the 2007 fiscal year. In August 2007, the Company entered into an agreement to sell part of the acquired parcel of land to a third-party developer-lessor in connection with the construction and lease of Qimonda’s new headquarters office in the south of Munich (see note 37).

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following table summarizes the Company’s business acquisitions during the years ended September 30, 2005 and 2007 (there were no significant business acquisitions during the 2006 fiscal year):

	2005	2007
	Flash	CPE
Acquisition Date	January 2005	July 2007
		Communication
Segment	Qimonda	Solutions
	(€ in millions)

Cash	1	—
Other current assets	16	6
Property, plant and equipment	4	1
Intangible assets
Core technology	58	—
Other	—	7
Goodwill	7	31
Other non-current assets	3	—

Total assets acquired	89	45
Current liabilities	(45)	—
Non-current liabilities	(2)	—

Total liabilities assumed	(47)	—

Net assets acquired	42	45

Cash paid (Purchase Consideration)	—	45

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

On December 23, 2004, the Company agreed to sell its venture capital activities, reflected in the Other Operating Segments, to Cipio Partners, a venture capital company. Under the terms of the agreement, the Company sold its interest in Infineon Ventures GmbH including the majority of the venture investments held therein. The transaction closed on February 23, 2005. As a result of the sale, the Company realized a gain before tax of €13 million which was recorded in other non-operating expense, net in the 2005 fiscal year.

On January 25, 2005, Finisar Corporation (“Finisar”) and the Company entered into an agreement under which Finisar acquired certain assets of the Company’s fiber optics business. Under the terms of the agreement, the Company received 34 million shares of Finisar’s common stock valued at €40 million as consideration for the sale of inventory, fixed assets and intellectual property associated with the design and manufacture of fiber optic transceivers. The Company also committed to provide Finisar with contract manufacturing services under separate supply agreements for up to one year following the closing. The transaction did not require shareholder or regulatory approval and closed on January 31, 2005. As a result of the transaction, the Company realized a gain before tax of €21 million which was recorded in other operating expense, net in the 2005 fiscal year.

On April 8, 2005, the Company sold to VantagePoint Venture Partners its entire share interest in Finisar’s common stock. As a result of the sale, the Company recorded an other-than-temporary

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

impairment of €8 million in other non-operating expense during the second quarter of the 2005 fiscal year, to reduce the investment’s carrying value to the net sale proceeds.

The Company retained ownership of its remaining fiber optics businesses consisting of Bi-Directional Fiber Transmission (“BIDI”) components for Fiber-To-The-Home (“FTTH”) applications, Parallel Optical Components (“PAROLI”) and Polymer Optical Fiber (“POF”) components that are used in automotive applications, which were reclassified from held for sale to held and used during the second quarter of the 2005 fiscal year, and were restructured. The reclassification of the retained fiber optic businesses into the held and used category was measured at the lower of their carrying amount before they were classified as held for sale, adjusted for depreciation expense that would have been recognized had the retained fiber optic businesses been continuously classified as held and used, or the fair value of the assets on January 25, 2005. Accordingly, the Company recognized an impairment charge of €34 million in other operating expenses during the second quarter of the 2005 fiscal year.

On August 2, 2005, the Company sold the long-term assets utilized in the design and manufacture of BIDI components to EZConn Corporation (“EZConn”) for cash consideration of €3 million. The Company also committed to provide EZConn with contract manufacturing services through March 2006. As a result of the transaction, the Company realized a gain before tax of €2 million, which was recorded in other operating income in the 2005 fiscal year, and deferred €1 million which was realized over the term of the contract manufacturing agreement until June 2006.

On April 7, 2005, the Company and Exar Corporation (“Exar”) entered into an agreement whereby the Company sold to Exar a significant portion of its optical networking business unit for $11 million cash. The sale included assets relating to multi-rate TDM framer products, Fiber Channel over SONET/SDH, Resilient Packet Ring (“RPR”), as well as certain intellectual property for Data Over SONET products. As a result of the sale, the Company reclassified related non-current assets into assets held for sale during the second quarter of the 2005 fiscal year and recorded an impairment of €3 million to reduce their carrying value to the net sale proceeds. The sale of the assets was consummated during the 2005 fiscal year.

On June 29, 2007, the Company sold its POF business, based in Regensburg, Germany, to Avago Technologies Ltd. The POF business operates in the market for automotive multimedia infotainment networks and transceivers for safety systems. As a result of the sale, the Company realized a gain before tax of €17 million which was recorded in other operating expense, net during the 2007 fiscal year.

On August 8, 2007 the Company and International Business Machines Corporation (“IBM”) signed an agreement in principle to divest their respective shares in ALTIS Semiconductor S.N.C., Essonnes, France (“ALTIS”) via a sale to Advanced Electronic Systems AG (“AES”). Under the terms of the agreement in principle, AES will purchase the equity, which includes the real estate and technology assets of ALTIS, from the Company and IBM, and AES agreed to maintain the level of industrial activity in ALTIS. Pursuant to the agreement, the Company will enter into a two-year supply contract with ALTIS and IBM and Infineon will license certain manufacturing process technologies to AES for use in ALTIS. The agreement is subject to governmental and regulatory approval and works council consultation. As a result of the agreement, the Company reclassified related non-current assets and liabilities into assets and liabilities held for sale during the fourth quarter of the 2007 fiscal year.

At September 30, 2007, other current assets included assets held for sale relating to ALTIS (see note 15). These assets include land, buildings and equipment, and current assets associated with the production facility located in Essonnes, France. Related liabilities are included in other current liabilities (see note 22). Pursuant to SFAS 144, “Accounting for Impairment or Disposal of Long-lived Assets”, the recognition of depreciation expense ceased as of August 1, 2007. The Company performed an impairment assessment and concluded that no impairment was necessary.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Summarized balance sheet information for ALTIS is set forth below:

September 30,
2007
(€ in millions)

Current assets	103
Non-current assets	169

Total assets held for sale (note 15)	272

Current liabilities	110
Non-current liabilities	7

Total liabilities related to assets held for sale (note 22)	117

Summary financial information for the divested businesses (through the date of divestiture) for the years ended September 30, 2005, 2006 and 2007, are as follows:

	2005	2006	2007
	(€ in millions)

Sales:
Fiber Optics	23	—	—
BIDI	6	—	—
POF	28	26	14

Total	57	26	14

EBIT:
Infineon Ventures GmbH	(3)	—	—
Fiber Optics	(27)	—	—
BIDI	(20)	—	—
POF	(7)	(1)	(6)

Total	(57)	(1)	(6)

Gain (loss) on sale before tax:
Infineon Ventures GmbH	13	—	—
Fiber Optics	21	—	—
BIDI	2	—	—
POF	—	—	17
Other	3	—	3

Total	39	—	20

On September 28, 2007, the Company entered into a joint venture agreement with Siemens AG (“Siemens”), whereby the Company would contribute all assets and liabilities of its high power bipolar business (including licenses, patents, and front-end and back-end production assets) into a newly formed legal entity called Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) and Siemens would acquire a 40 percent interest in Bipolar for €37 million. The Company contributed all assets and liabilities of its high power bipolar business into Bipolar effective September 30, 2007. The joint venture agreement will grant Siemens certain contractual participating rights which will inhibit the Company from exercising control over the newly formed entity. Accordingly, the Company will account for its 60 percent interest in Bipolar under the equity method of accounting and will recognize the excess of the consideration received over the carrying value of the interests sold as other operating income. Pending the approval of the applicable authorities, the transaction is expected to close in the first quarter of the 2008 fiscal year (see note 37).

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

6.	Licenses

During the years ended September 30, 2005, 2006 and 2007, the Company recognized revenues related to license and technology transfer fees of €175 million, €29 million and €28 million, respectively, which are included in net sales in the accompanying statements of operations. Included in these amounts are previously deferred license fees of €33 million, €12 million and €8 million, which were recognized as revenue pursuant to SAB 104 in the years ended September 30, 2005, 2006 and 2007, respectively, since the Company had fulfilled all of its obligations and the amounts were realized.

On November 10, 2004, the Company and ProMOS Technology Inc. (“ProMOS”) reached an agreement regarding ProMOS’ license of the Company’s previously transferred technologies, pursuant to which ProMOS may continue to produce and sell products using those technologies and to develop its own processes and products. The Company has no continuing involvement with the licensing of these products to ProMOS. As full consideration, ProMOS agreed to pay the Company $156 million in four installments through April 30, 2006, against which the Company’s accrued liability for DRAM products from ProMOS of $36 million was offset. The parties agreed to withdraw their respective claims, including arbitration. The present value of the settlement amounted to €118 million and was recognized as license income during the 2005 fiscal year.

In connection with its joint technology development with Nanya Technology Corporation (“Nanya”), in 2003 the Company granted Nanya a license to use its 110-nanometer technology and to do joint development on the 90-nanometer and 70-nanometer technologies. On September 29, 2005, the Company and Nanya signed an agreement to expand their development cooperation with respect to the joint development of advanced 58-nanometer production technologies for 300-millimeter wafers (see note 17). On September 24, 2007, Qimonda and Nanya entered into an agreement for further know-how transfer from Qimonda to Nanya. License income related to the technology is recognized over the estimated life of the technology.

In connection with a capacity reservation agreement with Winbond Electronics Corp. (“Winbond”) in August 2004, the Company granted Winbond a license to use its 110-nanometer technology and for the production and sale of Winbond’s proprietary Specialty DRAM products to third parties. In August 2006, Qimonda entered into an agreement with Winbond whereby Qimonda transferred its 80-nanometer DRAM technology to Winbond to manufacture DRAM using this technology exclusively for Qimonda. On June 27, 2007, Qimonda signed agreements with Winbond to expand their existing cooperation and capacity reservation. Under the terms of the agreements, Qimonda agreed to transfer its 75-nanometer and 58-nanometer DRAM trench technologies to Winbond. In return, Winbond will manufacture DRAM using these technologies exclusively for Qimonda. Winbond will also use the 58-nanometer technology to develop and sell proprietary Specialty DRAM products to third parties, for which Qimonda would receive license fees and royalties.

On March 18, 2005 the Company and Rambus Inc. (“Rambus”) reached an agreement settling all claims between them and licensing the Rambus patent portfolio for use in current and future Company products. Rambus granted to the Company a worldwide license to existing and future Rambus patents and patent applications for use in the Company’s memory products. In exchange for this worldwide license, the Company agreed to pay $50 million in quarterly installments of $6 million between November 15, 2005 and November 15, 2007. As of March 31, 2005, the Company recorded a license and corresponding liability in the amount of €37 million, representing the estimated present value of the minimum future license payments. After November 15, 2007, and only if Rambus enters into additional specified licensing agreements with certain other DRAM manufacturers, Qimonda would make additional quarterly payments which may accumulate up to a maximum of an additional $100 million. Because Rambus’ ability to conclude the agreements is not within the Company’s control, the Company is not able to estimate whether additional payment obligations may arise. The agreement also provides the Company an option for

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

acquiring certain other licenses. All licenses provide for the Company to be treated as a “most-favored customer” of Rambus. The Company simultaneously granted to Rambus a fully-paid perpetual license for memory interfaces. In addition to the licenses, the two companies agreed to the immediate dismissal of all pending litigation and released each other from all existing legal claims. The license of €37 million is being amortized over the expected useful life of the related technologies of ten years (see note 19).

In January 2005, the Company was granted a license for the use of Saifun’s NROM® technologies. The estimated fair value of the license and minimum future license payments of €58 million were recorded as an asset and liability, respectively. The Company retained the option to terminate the entire license, or parts thereof, at any time without penalty. During the three months ended June 30, 2005, the Company exercised its termination option and cancelled the portion of the license encompassing NROM® Code Flash products. As a result of the partial termination, the license asset and related liability were reduced to €28 million and €29 million, respectively. Effective September 30, 2006, the Company and Saifun amended the license agreement (see note 4). As a result of the amendment, the related liability was reduced to €3 million as of September 30, 2006.

On June 14, 2006, Infineon and Qimonda reached agreements with MOSAID Technologies Inc. (“MOSAID”) settling all claims between them and licensing the MOSAID patent portfolio for use in current and future Company products. MOSAID granted to Infineon and Qimonda a six-year license to use any MOSAID patents in the manufacturing and sale of semiconductor products, as well as a “lives of the patents” license to certain MOSAID patent families. In exchange for these licenses, the Company and Qimonda agreed to make license payments commencing on July 1, 2006 over a six-year term (see note 19).

On August 1, 2006, Infineon and Qimonda entered into settlement agreements with Tessera Inc. (“Tessera”) in respect of all of Tessera’s patent infringement and antitrust claims and all counterclaims and other claims Infineon and Qimonda had raised against Tessera. As part of the settlement, Infineon and Qimonda entered into license agreements with Tessera, effective July 1, 2006, that provide the companies world-wide, nonexclusive, non-transferable and non-sublicensable licenses to use a portfolio of Tessera patents relating to packaging for integrated circuits in Infineon’s and Qimonda’s production. The license agreements have a six-year term and can be extended. Under the license agreements, Infineon and Qimonda agreed to pay Tessera an initial upfront fee and additional royalty payments over a six year period based on the volume of components they sell that are subject to the license. The Company recognized the litigation settlement portion of €37 million as other operating expense during the year ended September 30, 2006. The remaining license portion is being amortized over the term of the agreement and the royalty payments are recognized as the related sales are made.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

7.	Grants

The Company has received economic development funding from various governmental entities, including grants for the construction of manufacturing facilities, as well as grants to subsidize research and development activities and employee training. Grants and subsidies included in the accompanying consolidated financial statements during the fiscal years ended September 30, 2005, 2006 and 2007, are as follows:

	2005	2006	2007
	(€ in millions)

Included in the consolidated statements of operations:
Research and development	50	67	115
Cost of sales	121	86	133

	171	153	248

Construction grants deducted from the cost of fixed assets (note 30)	—	49	1

Deferred government grants amounted to €212 million and €182 million as of September 30, 2006 and 2007, respectively. The amounts of grants receivable as of September 30, 2006 and 2007 were €138 million and €104 million, respectively.

8.	Supplemental Operating Cost Information

The costs of services and materials are as follows for the years ended September 30:

	2005	2006	2007
	(€ in millions)

Raw materials, supplies and purchased goods	1,867	2,244	2,382
Purchased services	1,166	1,330	1,352

Total	3,033	3,574	3,734

Personnel expenses are as follows for the years ended September 30:

	2005	2006	2007
	(€ in millions)

Wages and salaries	1,664	1,827	1,880
Social levies	285	319	341
Pension expense (note 32)	28	37	41

Total	1,977	2,183	2,262

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Other operating expense, net is as follows for the years ended September 30:

	2005	2006	2007
	(€ in millions)

Gains (losses) from sales of businesses and interests in subsidiaries	39	(10)	(63)
Goodwill and intangible assets impairment charges (note 19)	(57)	(38)	(2)
Long-lived asset impairment charges	(39)	(6)	(4)
Litigation settlement charges, net of recoveries (note 35)	(20)	(60)	9
Other	(15)	6	14

Other operating expense, net	(92)	(108)	(46)

Litigation settlement charges refer to the settlement of an antitrust investigation by the U.S. Department of Justice and related settlements with customers (see note 21), as well as, during the year ended September 30, 2006, the settlement of the Tessera litigation (see note 6).

Total rental expenses under operating leases amounted to €125 million, €151 million and €134 million for the years ended September 30, 2005, 2006 and 2007, respectively.

The average number of employees by geographic region is as follows for the years ended September 30:

	2005	2006	2007

Germany	16,334	15,822	15,449
Other Europe	5,606	7,455	7,479
North America	3,108	3,283	3,433
Asia/Pacific	10,919	14,285	15,964
Japan	147	180	202
Other	44	41	22

Total	36,158	41,066	42,549

Of the total average number of employees listed above, 10,332, 11,003 and 12,775 for the years ended September 30, 2005, 2006 and 2007, respectively, were employees of Qimonda.

9.	Restructuring

During the 2005 fiscal year, the Company announced restructuring measures aimed at reducing costs, downsizing certain portions of its workforce, and consolidating certain functions and operations. As part of the restructuring measures, the Company agreed upon plans to terminate approximately 350 employees. The terminations were primarily the result of the close down of fiber optics operations in Germany and the United States, and were completed in the 2006 fiscal year. In addition, the Company took measures to restructure its chip manufacturing within the manufacturing cluster Munich-Perlach, Regensburg and Villach. Production from Munich-Perlach was transferred primarily to Regensburg and to a lesser extent to Villach. Manufacturing at Munich-Perlach was phased out in March 2007. As part of the restructuring, the Company reduced its workforce by approximately 600 employees.

During the 2006 fiscal year, restructuring plans were announced to downsize the workforce at ALTIS and the Company’s chip card back-end activities in order to maintain competitiveness and reduce cost. As part of these restructuring measures, the Company agreed upon plans to terminate approximately 390 employees and recorded restructuring charges in the 2007 fiscal year.

During the 2007 fiscal year, further restructuring measures were taken by the Company, mainly as a result of the insolvency of one of its largest mobile phone customers, BenQ Mobile GmbH & Co. OHG, and

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

in order to further streamline certain research and development locations. Approximately 280 jobs are affected worldwide, thereof approximately 120 in the German locations Munich, Salzgitter and Nuremberg. A large portion of these restructuring measures have been completed during the 2007 fiscal year.

During the years ended September 30, 2005, 2006 and 2007, charges of €78 million, €23 million and €45 million, respectively, were recognized as a result of the above-mentioned restructuring initiatives.

The development of the restructuring liability during the year ended September 30, 2007 is as follows:

	September 30,			September 30,
	2006	Restructuring		2007
	Liabilities	Charges	Payments	Liabilities
	(€ in millions)

Employee terminations	57	39	(58)	38
Other exit costs	6	6	(6)	6

Total	63	45	(64)	44

10.	Income Taxes

Income (loss) before income taxes and minority interest is attributable to the following geographic locations for the years ended September 30, 2005, 2006 and 2007:

	2005	2006	2007
	(€ in millions)

Germany	(298)	(378)	(453)
Foreign	104	294	180

Total	(194)	(84)	(273)

Income tax expense (benefit) for the years ended September 30, 2005, 2006 and 2007 are as follows:

	2005	2006	2007
	(€ in millions)

Current taxes:
Germany	31	126	14
Foreign	1	41	7

	32	167	21

Deferred taxes:
Germany	66	(21)	88
Foreign	22	15	(30)

	88	(6)	58

Income tax expense	120	161	79

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Total income taxes for the years ended September 30, 2005, 2006 and 2007 were allocated as follows:

	2005	2006	2007
	(€ in millions)

Income tax expense	120	161	79
Goodwill and intangible assets, for initial recognition of acquired tax benefits that were previously included in the valuation allowance	(30)	—	—
Shareholder’s equity, for other comprehensive income (loss)	—	—	5

	90	161	84

The Company’s corporate statutory tax rate in Germany is 25 percent in the 2005, 2006 and 2007 fiscal years. Additionally, a solidarity surcharge of 5.5 percent is levied. The trade tax decreased in respect of Infineon Technologies AG from 13 percent in 2005 to 11 percent in 2006 due to the move of the Company’s headquarters in 2006. Therefore, the combined statutory tax rate is 39 percent in 2005, and 37 percent in 2006 and 2007, respectively.

On August 17, 2007 the Business Tax Reform Act 2008 was enacted in Germany including several changes to the taxation of German business activities, including a reduction of the Company’s combined statutory corporate and trade tax rate in Germany from 37 percent to 28 percent. Most of the changes will come into effect for the Company in its 2008 fiscal year. Pursuant to SFAS No. 109, the Company recorded a deferred tax charge of €53 million as of September 30, 2007, reflecting the reduction in value of the Company’s deferred tax assets in Germany upon enactment.

A reconciliation of income taxes for the fiscal years ended September 30, 2005, 2006 and 2007, determined using the German corporate tax rate plus trade taxes, net of federal benefit, for a combined statutory rate of 39 percent for 2005 and 37 percent for 2006 and 2007 is as follows:

	2005	2006	2007
	(€ in millions)

Expected expense (benefit) for income taxes	(76)	(31)	(101)
Increase in available tax credits	(5)	(36)	(35)
Non-taxable investment (income) loss	(26)	(31)	4
Tax rate differential	(18)	(50)	(107)
Non deductible expenses	29	13	28
Change in German tax rate	—	3	53
Increase in valuation allowance	192	292	226
Other	24	1	11

Actual provision for income taxes	120	161	79

The Company has operations in a jurisdiction which grants a tax holiday from the 2005 fiscal year onwards, which has a remaining term of two years. Compared to ordinary taxation in this jurisdiction, this resulted in tax savings of €0, €16 million and €6 million for the years ended September 30, 2005, 2006 and 2007, respectively, which are reflected in the tax rate differential.

In the 2006 fiscal year, the Company reached an agreement with German tax authorities on certain tax matters relating to prior years. As a result, the timing of the deductibility of certain temporary differences was revised, which led to an increase in the valuation allowance for the 2006 fiscal year in the amount of €50 million.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Deferred income tax assets and liabilities as of September 30, 2006 and 2007 relate to the following:

	2006	2007
	(€ in millions)

Deferred tax assets:
Intangible assets	95	62
Property, plant and equipment	264	197
Deferred income	94	57
Net operating loss and tax credit carry-forwards	1,350	1,319
Other items	179	272

Gross deferred tax assets	1,982	1,907
Valuation allowance	(1,091)	(1,050)

Deferred tax assets	891	857

Deferred tax liabilities:
Intangible assets	4	—
Property, plant and equipment	103	75
Accounts receivable	17	43
Accrued liabilities and pensions	118	113
Other items	11	28

Deferred tax liabilities	253	259

Deferred tax assets, net	638	598

Net deferred income tax assets and liabilities presented in the accompanying consolidated balance sheets as of September 30, 2006 and 2007, are as follows:

	2006	2007
	(€ in millions)

Deferred tax assets:
Current	97	66
Non-current	627	593
Deferred tax liabilities:
Current	(26)	(15)
Non-current	(60)	(46)

Deferred tax assets, net	638	598

At September 30, 2007, the Company had in Germany tax loss carry-forwards of €3,295 million (relating to both trade and corporate tax, plus an additional loss carry-forward applicable only to trade tax of €1,375 million); in other jurisdictions the Company had tax loss carry-forwards of €220 million and tax effected credit carry-forwards of €149 million. Such tax loss carry-forwards and tax effected credit carry-forwards are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for on the flow-through method when the individual legal entity is entitled to the claim. In connection with the formation of Qimonda, the net operating losses related to the memory products segment have been retained by Infineon Technologies AG.

Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other factors, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three-year period as of September 30, 2007, which is significant evidence that the more likely than not criterion is not met pursuant to the provisions of SFAS No. 109, the impact of forecasted future taxable income is excluded from such an assessment. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods. As a result of this assessment, the Company increased the deferred tax asset valuation allowance as of September 30, 2005, 2006 and 2007 by €192 million, €292 million, and €226 million, respectively, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in future.

The changes in valuation allowance for deferred tax assets during the years ended September 30, 2005, 2006 and 2007 were as follows:

	2005	2006	2007
	(€ in millions)

Balance, beginning of the year	567	740	1,091
Applicable to continuing operations	192	292	226
Purchase accounting adjustments	(30)	—	—
Change in tax rate	—	—	(298)
Adjustment in corresponding net operating loss carry-forward	11	59	31

Balance, end of the year	740	1,091	1,050

In the 2006 and 2007 fiscal years, the Company recorded adjustments to certain net operating loss carry-forwards mainly as a result of final tax assessment reconciliations. As the adjustments were made in jurisdictions in which the Company is in cumulative loss positions, such adjustments were recorded directly to the valuation allowance and approximated €11 million, €59 million and €31 million in the 2005, 2006 and 2007 fiscal years, respectively.

The Company did not provide for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries as of September 30, 2006 and 2007, as these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

The Company reorganized certain businesses in different tax jurisdictions which resulted in deferred intercompany transactions. As of September 30, 2006 and 2007, deferred tax charges related to these transactions amounted to €63 million and €56 million, respectively, of which €56 million and €50 million, respectively are non-current (see note 18).

11.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net loss by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The computation of basic and diluted EPS for the years ended September 30, 2005, 2006 and 2007, is as follows:

	2005	2006	2007

Numerator (€ in millions):
Net loss before extraordinary loss	(312)	(268)	(333)
Extraordinary loss, net of tax	—	—	(35)

Net loss	(312)	(268)	(368)

Denominator (shares in millions):
Weighted-average shares outstanding — basic	747.6	747.6	748.6
Effect of dilutive instruments	—	—	—

Weighted-average shares outstanding — diluted	747.6	747.6	748.6

Basic and diluted loss per share (in €):
Net loss before extraordinary loss	(0.42)	(0.36)	(0.45)
Extraordinary loss, net of tax	—	—	(0.04)

Net loss	(0.42)	(0.36)	(0.49)

The weighted average of potentially dilutive instruments that were excluded from the diluted loss per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or were otherwise not dilutive, includes 39.4 million, 46.7 million and 41.2 million shares underlying employee stock options for the years ended September 30, 2005, 2006 and 2007, respectively. Additionally, 86.5 million, 86.5 million and 74.7 million ordinary shares issuable upon the conversion of the convertible subordinated notes for the years ended September 30, 2005, 2006 and 2007, respectively, were not included in the computation of diluted earnings (loss) per share as their impact would have been antidilutive.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

12.	Marketable Securities

Marketable securities at September 30, 2006 and 2007 consist of the following:

	2006				2007
		Fair	Unrealized	Unrealized		Fair	Unrealized	Unrealized
	Cost	Value	Gains	Losses	Cost	Value	Gains	Losses
	(€ in millions)

Foreign government securities	9	11	2	—	9	11	2	—
Floating rate notes	156	162	6	—	—	—	—	—
Fixed term securities	460	453	—	(7)	491	477	1	(15)
Other debt securities	14	18	4	—	18	22	4	—

Total debt securities	639	644	12	(7)	518	510	7	(15)
Equity securities	4	5	1	—	5	6	1	—

Total marketable securities	643	649	13	(7)	523	516	8	(15)

Reflected as follows:
Current assets	616	615	6	(7)	490	475	—	(15)
Non-current assets (note 18)	27	34	7	—	33	41	8	—

Total marketable securities	643	649	13	(7)	523	516	8	(15)

Unrealized losses relating to securities held for more than 12 months as of September 30, 2006 and 2007, were €7 million and €8 million, respectively.

Realized (losses) gains, net are reflected as other non-operating income (expense), net and were as follows for the years ended September 30:

	2005	2006	2007
	(€ in millions)

Realized gains	8	3	7
Realized losses	—	—	—

Realized gains, net	8	3	7

As of September 30, 2007, there were no significant fixed term deposits with contractual maturities between three and twelve months.

Debt securities as of September 30, 2007 had the following remaining contractual maturities:

	Cost	Fair Value
	(€ in millions)

Less than 1 year	160	152
Between 1 and 5 years	133	130
More than 5 years	225	228

Total debt securities	518	510

Actual maturities may differ due to call or prepayment rights.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

13.	Trade Accounts Receivable, net

Trade accounts receivable at September 30, 2006 and 2007 consist of the following:

	2006	2007
	(€ in millions)

Third party — trade	1,304	916
Associated and Related Companies — trade (note 31)	8	16

Trade accounts receivable, gross	1,312	932
Allowance for doubtful accounts	(67)	(38)

Trade accounts receivable, net	1,245	894

Activity in the allowance for doubtful accounts for the years ended September 30, 2006 and 2007 is as follows:

	2006	2007
	(€ in millions)

Allowance for doubtful accounts at beginning of year	44	67
Provision for (recovery of) bad debt, net	23	(29)

Allowance for doubtful accounts at end of year	67	38

14.	Inventories

Inventories at September 30, 2006 and 2007 consist of the following:

	2006	2007
	(€ in millions)

Raw materials and supplies	125	123
Work-in-process	777	665
Finished goods	300	429

Total Inventories	1,202	1,217

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

15.	Other Current Assets

Other current assets at September 30, 2006 and 2007 consist of the following:

	2006	2007
	(€ in millions)

Assets held for sale (note 5)	—	272
VAT and other tax receivables	189	174
Grants receivable (note 7)	125	104
Associated and Related Companies — financial and other receivables (note 31)	1	59
Third party — financial and other receivables	61	57
Financial instruments (note 33)	22	49
Prepaid expenses	36	42
License fees receivable	14	13
Employee receivables (note 31)	7	8
Intangible pension asset (note 32)	13	—
Other	14	29

Total other current assets	482	807

16.	Property, Plant and Equipment, net

A summary of activity for property, plant and equipment for the years ended September 30, 2006 and 2007 is as follows:

		Technical
		equipment	Other plant
	Land and	and	and office	Construction
	buildings	machinery	equipment	in progress	Total
	(€ in millions)

Cost
September 30, 2006	1,554	9,173	2,309	218	13,254
Additions	61	618	105	646	1,430
Impairments	—	(3)	—	—	(3)
Disposals	(15)	(162)	(180)	(4)	(361)
Reclassifications	13	424	25	(462)	—
Transfers	(101)	(971)	(24)	(7)	(1,103)
Foreign currency effects	(56)	(224)	(20)	(9)	(309)

September 30, 2007	1,456	8,855	2,215	382	12,908
Accumulated depreciation
September 30, 2006	(732)	(6,749)	(2,009)	—	(9,490)
Depreciation	(103)	(933)	(187)	—	(1,223)
Disposals	9	155	175	—	339
Reclassifications	—	(5)	5	—	—
Transfers	41	880	18	—	939
Foreign currency effects	18	139	17	—	174

September 30, 2007	(767)	(6,513)	(1,981)	—	(9,261)
Book value September 30, 2006	822	2,424	300	218	3,764

Book value September 30, 2007	689	2,342	234	382	3,647

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

On December 8, 2004, the Company announced plans to build a new front-end production plant in Kulim High Tech Park, Malaysia. The facility mainly produces power and logic chips used in automotive and industrial power applications. The construction started in early 2005 and production started in September 2006. At full capacity, the facility is expected to employ more than 1,500 people. Maximum capacity will be about 100,000 wafer starts per month using 200-millimeter wafers. As of September 30, 2007, the Company had invested a total of €379 million in this production plant.

17.	Long-term Investments

A summary of activity for long-term investments for the years ended September 30, 2006 and 2007, is as follows:

	Investment in
	Associated	Investment in
	Companies	Related Companies	Total
	(€ in millions)

Balance at September 30, 2005	758	21	779
Additions	5	1	6
Disposals	—	(3)	(3)
Dividend payments	(29)	—	(29)
Capitalized interest	(1)	—	(1)
Impairments	(13)	—	(13)
Equity in earnings	78	—	78
Consolidation of ALTIS	(202)	4	(198)
Gain on share issuance	72	—	72
Reclassifications	10	1	11
Foreign currency effects	(43)	—	(43)

Balance at September 30, 2006	635	24	659

Additions	—	2	2
Disposals	(25)	(3)	(28)
Dividend payments	(61)	—	(61)
Capitalized interest	(1)	—	(1)
Impairments	—	(2)	(2)
Equity in earnings	117	—	117
Reclassifications	(12)	4	(8)
Foreign currency effects	(26)	—	(26)

Balance at September 30, 2007	627	25	652

Investments in Related Companies principally relate to investment activities aimed at strengthening the Company’s future intellectual property potential.

The following Associated Companies as of September 30, 2007 are accounted for using the equity method of accounting:

Direct and
indirect
Name of the Associated Company	ownership(1)

Advanced Mask Technology Center GmbH & Co. KG, Dresden, Germany (“AMTC”)	25.8%
Inotera Memories Inc., Taoyuan, Taiwan (“Inotera”)	27.6%

(1)	Direct and indirect ownership percentages are net of Qimonda’s minority interest.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The Company has accounted for these investments under the equity method of accounting due to the lack of unilateral control (see note 2). The above companies are principally engaged in the research and development, design and manufacture of semiconductors and related products.

On May 16, 2002, the Company entered into the AMTC joint venture with its partners Advanced Micro Devices Inc., USA (“AMD”), and DuPont Photomasks Inc., USA (“DuPont”), with the purpose of developing and manufacturing advanced photo masks. In addition, the Company agreed to sell specified photomask equipment to DuPont, and entered into a long-term purchase agreement through 2011. Accordingly, as of September 30, 2007, €12 million was deferred which is being recognized over the term of the purchase agreement. Toppan Printing Co., Ltd. acquired DuPont in April 2005 which led to a name change; former DuPont is now named Toppan Photomasks Inc., Ltd.

On November 13, 2002, the Company entered into agreements with Nanya relating to a strategic cooperation in the development of DRAM products and the foundation of a joint venture (Inotera) to construct and operate a 300-millimeter manufacturing facility in Taiwan. Pursuant to several agreements, the Company and Nanya developed advanced 90-nanometer and have been developing 75-and 58-nanometer technology. The 300-millimeter fabrication facility, which employs the technology developed under the aforementioned agreements to manufacture DRAM products, was completed in the 2006 fiscal year and was funded by Inotera. The ramp-up of the second manufacturing module at Inotera was completed and the total capacity in both manufacturing modules reached 120,000 wafer starts per month in September 2007. The second module was also fully funded by Inotera. The joint venture partners are obliged to each purchase one-half of the facility’s production based, in part, on market prices.

On March 17, 2006, Inotera successfully completed an IPO on the Taiwanese stock exchange of 200 million ordinary shares, representing 7.97 percent of its outstanding share capital before IPO, for an issuance price of NT$33 per share. As a result, the Company’s ownership interest was diluted to 41.4 percent while its proportional share of Inotera’s equity increased by approximately €30 million, which gain the Company recognized as part of non-operating income during the third quarter of the 2006 fiscal year.

On May 10, 2006, Inotera successfully completed a public offering on the Luxembourg Stock Exchange of 40 million global depositary shares (representing 400,000,000 ordinary shares) which are traded on the Euro MTF market and represent 14.8 percent of its outstanding share capital before the offering, for an issuance price of NT$33 per ordinary share. As a result, the Company’s ownership interest was diluted to 36.0 percent (30.9 percent net of Qimonda’s minority interest) while its proportional share of Inotera’s equity increased by €42 million, which gain the Company reflected as part of non-operating income during the fourth quarter of the 2006 fiscal year.

The agreement governing the joint venture with Nanya allowed Infineon to transfer its shares in Inotera to Qimonda. However, under Taiwanese law, Infineon’s shares in Inotera are subject to a compulsory restriction on transfer (lock-up) as a result of Inotera’s IPO. Infineon may only transfer these shares to Qimonda gradually over the four years following Inotera’s IPO. The Company sought an exemption from this restriction that would permit the immediate transfer of all of these shares to Qimonda. In connection with the Formation, Infineon and Qimonda entered into a trust agreement under which Infineon held its Inotera shares in trust for Qimonda until the shares could be transferred. This trust agreement provided for Infineon to transfer the shares to Qimonda as and when the transfer restrictions expire or Qimonda received the exemption from the lock-up. In March 2007, the Inotera shares (except for the portion representing less than 1 percent of the total shares) were transferred to Qimonda. The Inotera shares remain subject to Taiwanese lock-up provisions related to the Inotera IPO through January 2008, after which the remaining shares are to be transferred to Qimonda.

ALTIS is a joint venture between the Company and IBM, with each having equal voting representation. During the year ended September 30, 2003, the Company and IBM amended the original shareholders

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

agreement. Pursuant to the amendment, the Company agreed to ratably increase its capacity reservation in the production output of ALTIS from 50 percent to 100 percent during fiscal years 2004 through 2007.

In December 2005, the Company further amended its agreements with IBM in respect of ALTIS, and extended its product purchase agreement with ALTIS through 2009. Pursuant to the December 2005 amendment, the Company granted to IBM an option to require the Company to acquire four-fifths of IBM’s 50 percent interest in the joint venture (or a total of 40 percent of the outstanding shares of ALTIS) at any time after April 1, 2006 and prior to January 1, 2009. In connection with the exercise of such option, IBM would be required to make a payment to the Company to settle the respective interests of the parties. In addition, the Company granted to IBM a second option to require the Company to acquire up to four-fifths of IBM’s 50 percent interest in the joint venture (or a total of 40 percent of the outstanding shares of ALTIS) in increments of 10 percent after April 1, 2006 and prior to January 1, 2009. The amendment also permits IBM to sell its interest in ALTIS to a third party meeting certain specified criteria.

Under the December 2005 amendment, the Company and IBM also agreed a number of administrative matters regarding the governance and management of ALTIS, as well as related cost-allocation and accounting matters. The Company evaluated the amendment in accordance with FIN 46R and concluded that it held an interest in a variable interest entity in which the Company is determined to be the primary beneficiary. Accordingly, the Company began to fully consolidate ALTIS following the December 19, 2005 amendment whereby IBM’s 50 percent ownership interest has been reflected as a minority interest.

The following table summarizes the elimination of the investment in ALTIS as previously accounted for under the equity method of accounting, and the Company’s initial consolidation of ALTIS during first quarter of the 2006 fiscal year (see note 5):

ALTIS
Consolidation Date	December 2005
Communication
Segment	Solutions
(€ in millions)

Cash	119
Inventories	45
Other current assets	10
Property, plant and equipment	212
Long-term investment	(202)
Other non-current assets	(47)

Total assets consolidated	137
Current liabilities	(79)
Non-current liabilities (including debt)	6
Deferred tax liabilities	3
Minority Interests	207

Total liabilities consolidated	137

Net assets consolidated	—

Cash paid	—

In November 2003, the Company, together with United Epitaxy Company, Ltd. (“UEC”), Hsinchu, Taiwan, founded a joint venture company ParoLink. The Company initially invested €6 million, held a 56 percent ownership interest in ParoLink and accounted for its investment in ParoLink using the equity

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

method, since substantive participating minority rights prevented the exercise of unilateral control. In connection with the Company’s disposal of its fiber optics business (see note 5), the Company acquired the minority interest in ParoLink, terminated the joint venture with UEC and recorded an impairment to reduce the investment to its estimated fair value of €3 million. During January 2006, the joint venture partners decided to dissolve and liquidate ParoLink. The liquidation was completed in the 2007 fiscal year.

On October 1, 2002, the Company, Agere Systems Inc. and Motorola Inc. incorporated StarCore, LLC (“StarCore”), based in Austin, Texas. StarCore focused on developing, standardizing and promoting Digital Signal Processor (“DSP”) core technology. In the 2006 fiscal year the shareholders decided by consensus to pursue their objectives in DSP core technology individually and to liquidate StarCore. As a consequence the Company recorded an impairment of €13 million during the 2006 fiscal year.

On November 13, 2006 Qimonda sold its investment in Ramtron International Corp., Colorado, USA (“Ramtron”) through a private placement. As a result of the sale, Qimonda recorded a gain of €2 million as part of other non-operating income during the 2006 fiscal year.

The Company recognized impairment charges related to certain investments for which the carrying value exceeded the fair value on an other-than-temporary basis of €29 million, €13 million and €2 million during the years ended September 30, 2005, 2006 and 2007, respectively.

There was no goodwill included in the amount of long-term investments at September 30, 2006 and 2007, respectively.

For the Associated Companies as of September 30, 2007, the aggregate summarized financial information for the fiscal years 2005, 2006 and 2007, is as follows:

	2005	2006	2007
	(€ in millions)

Sales	439	894	1,122
Gross profit	137	312	381
Net income (loss)	72	208	277

	2005	2006	2007
	(€ in millions)

Current assets	520	1,084	714
Non-current assets	1,883	1,811	2,810
Current liabilities	(334)	(524)	(661)
Non-current liabilities	(891)	(637)	(1,133)

Shareholders’ equity	1,178	1,734	1,730

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

18.	Other Assets

Other non-current assets at September 30, 2006 and 2007 consist of the following:

	2006	2007
	(€ in millions)

Deferred tax charges (note 10)	56	50
Marketable securities (note 12)	34	41
Long-term receivables	20	27
Employee receivables (note 31)	2	1
Grants receivable (note 7)	13	—
Other	21	21

Total	146	140

19.	Intangible Assets

A summary of activity for intangible assets for the years ended September 30, 2006 and 2007 is as follows:

		Other
	Goodwill	Intangibles	Total
	(€ in millions)

Cost
September 30, 2005	125	448	573
Additions	—	56	56
Impairment charges (note 8)	(7)	(31)	(38)
Disposals	(11)	(26)	(37)
Foreign currency effects	(6)	(1)	(7)

September 30, 2006	101	446	547
Additions	31	45	76
Impairment charges (note 8)	—	(2)	(2)
Disposals	(6)	(46)	(52)
Foreign currency effects	(9)	(4)	(13)

September 30, 2007	117	439	556
Accumulated amortization
September 30, 2005	—	(258)	(258)
Amortization	—	(67)	(67)
Disposals	—	5	5
Foreign currency effects	—	3	3

September 30, 2006	—	(317)	(317)
Amortization	—	(52)	(52)
Disposals	—	42	42
Foreign currency effects	—	3	3

September 30, 2007	—	(324)	(324)

Carrying value September 30, 2005	125	190	315

Carrying value September 30, 2006	101	129	230

Carrying value September 30, 2007	117	115	232

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The estimated aggregate amortization expense relating to other intangible assets for each of the five succeeding fiscal years is as follows: 2008 €37 million; 2009 €22 million; 2010 €17 million; 2011 €16 million; 2012 €11 million.

In connection with the acquisition of Saifun’s remaining 30 percent share in the Infineon Technologies Flash joint venture, the Company was granted a license for the use of Saifun’s NROM® technologies (see note 4). During the three months ended March 31, 2005 the Company recorded the license of €58 million and a corresponding liability in the amount of €58 million, representing the estimated fair value of the license and minimum future license payments, respectively. The Company retained the option to terminate the entire license, or parts thereof, at any time without penalty. During the three months ended June 30, 2005, the Company exercised its termination option and cancelled the portion of the license encompassing NROM® Code Flash products. Effective September 30, 2006, the Company and Saifun amended the license agreement (see note 4). As a result of the amendment, the related liability was reduced to €3 million as of September 30, 2006.

In March 2005, the Company and Rambus reached an agreement settling all claims between them and licensing the Rambus patent portfolio. The license of €37 million is being amortized over the expected useful life of the related technologies of ten years (see note 6).

On June 14, 2006, Infineon and Qimonda reached agreements with MOSAID settling all claims between them and licensing the MOSAID patent portfolio for use in current and future Company products. The license of €32 million is being amortized over the expected useful life of the related technologies of six years (see note 6).

During the years ended September 30, 2005, 2006 and 2007, the Company recognized intangible assets impairment charges of €57 million, €38 million and €2 million, respectively.

During the year ended September 30, 2005, the Company concluded that sufficient indicators existed to require an assessment of whether the carrying values of goodwill and certain other intangible assets in the Customer Premises Equipment, Wireless Infrastructure, Short Range Wireless, RF Engine and Optical Networking reporting units within the Communication Solutions segment might not be recoverable. Recoverability of these intangible assets was measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. Impairments of €57 million were recognized in other operating expenses, representing the amount by which the carrying amount of the assets exceeded their fair value.

During the year ended September 30, 2006, partially as a result of the insolvency of one of the Company’s largest mobile phone customers, BenQ Mobile GmbH & Co. OHG, the Company concluded that sufficient indicators existed to require an assessment of whether the carrying values of goodwill and certain other intangible assets principally in reporting units within the Communication Solutions segment might not be recoverable. Recoverability of these intangible assets was measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. Impairments of €38 million were recognized in other operating expenses, representing the amount by which the carrying amount of the assets exceeded their fair value.

During the year ended September 30, 2007, the Company did not recognize any impairments of goodwill.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

20.	Trade Accounts Payable

Trade accounts payable at September 30, 2006 and 2007 consist of the following:

	2006	2007
	(€ in millions)

Third party — trade	1,165	1,128
Associated and Related Companies — trade (note 31)	80	157

Total	1,245	1,285

21.	Accrued Liabilities

Accrued liabilities at September 30, 2006 and 2007 consist of the following:

	2006	2007
	(€ in millions)

Personnel costs	353	381
Warranties and licenses	54	44
Settlement for antitrust related matters (note 35)	53	38
Other	65	63

Total	525	526

On September 15, 2004 the Company entered into a plea agreement with the United States Department of Justice in connection with its antitrust investigation (see note 35) and agreed to pay a fine aggregating $160 million over a five-year period. The related amount due within one year is included in accrued liabilities and other current liabilities, and the long-term portion is reflected as other non-current liabilities (see note 25). As a result of this agreement and other antitrust related investigations and customer settlements (see note 35), the Company recorded other operating (expenses) income with an aggregate of €(20) million, €(23) million and €9 million during the years ended September 30, 2005, 2006 and 2007, respectively (see note 8).

A tabular reconciliation of the changes in the aggregate product warranty liability for the year ended September 30, 2007 is as follows:

2007
(€ in millions)

Balance as of September 30, 2006	51
Accrued during the year, net	29
Settled during the year	(36)

Balance as of September 30, 2007	44

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

22.	Other Current Liabilities

Other current liabilities at September 30, 2006 and 2007 consist of the following:

	2006	2007
	(€ in millions)

Deferred income	62	124
VAT and other taxes payable	212	109
Liabilities related to asset held for sale (note 5)	—	117
Payroll obligations to employees	128	88
Deferred government grants (note 7)	95	69
Restructuring (note 9)	63	44
Financial instruments (note 33)	11	38
Interest	37	20
Settlement for anti-trust related matters (note 35)	24	20
Associated and Related Companies — financial and other payables (note 31)	9	12
Other	71	39

Total	712	680

Other deferred income includes amounts relating to license income (see note 6) and deferred revenue. The non-current portion is included in other liabilities (see note 25).

23.	Debt

Debt at September 30, 2006 and 2007 consists of the following:

	2006	2007
	(€ in millions)

Short-term debt:
Loans payable to banks, weighted average rate 4.55%	51	155
Convertible subordinated notes, 4.25%, due 2007	638	—
Current portion of long-term debt	108	153
Capital lease obligation	—	28

Total short-term debt and current maturities	797	336

Long-term debt:
Exchangeable subordinated notes, 1.375%, due 2010	—	215
Convertible subordinated notes, 5.0%, due 2010	692	695
Loans payable to banks:
Unsecured term loans, weighted average rate 4.82%, due 2009 — 2013	458	318
Secured term loans, weighted average rate 1.99%, due 2013	7	4
Other loans payable, weighted average rate 4.35%, due 2011	3	—
Notes payable to governmental entity, rate 2.02%, due 2010 — 2027	48	44
Capital lease obligation	—	100

Total long-term debt	1,208	1,376

Short-term loans payable to banks consist primarily of borrowings under the terms of short-term borrowing arrangements.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

On September 26, 2007, the Company (as guarantor), through its subsidiary Infineon Technologies Investment B.V. (as issuer), issued €215 million in exchangeable subordinated notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes accrue interest at 1.375 percent per year. The notes are exchangeable into a maximum of 20.5 million Qimonda ADSs, at an exchange price of €10.48 per ADS any time during the exchange period, as defined, through maturity, corresponding to an exchange premium of 35 percent. The notes are unsecured and rank pari passu with all present and future unsecured subordinated obligations of the issuer. The noteholders have a negative pledge relating to future capital market indebtedness, as defined, and an early redemption option in the event of a change of control, as defined. The Company may, at its option, redeem the outstanding notes in whole, but not in part, at the principal amount thereof together with accrued interest to the date of redemption, if the issuer has determined that, as a result of a publicly announced transaction, there is a substantial likelihood that the aggregate ownership of the share capital of Qimonda AG by the issuer, the guarantor and any of their respective subsidiaries will be less than 50 percent plus one share. In addition, the Company may, at its option, redeem the outstanding notes in whole, but not in part, at their principal amount together with interest accrued to the date of redemption, if the share price of the ADSs on each of 15 trading days during a period of 30 consecutive trading days commencing on or after August 31, 2009, exceeds 130 percent of the exchange price. The exchangeable notes are listed on the Frankfurt Stock Exchange. At September 30, 2007, unamortized debt issuance costs amount to €6 million. Concurrently with this transaction, the Company loaned an affiliate of J.P. Morgan Securities Inc. 3.6 million Qimonda ADSs ancillary to the placement of the exchangeable subordinated notes. The affiliate of J.P. Morgan Securities Inc. sold these ADSs as part of the Qimonda ADSs sale on September 25, 2007 (see note 3).

On June 5, 2003, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V. (as issuer), issued €700 million in convertible subordinated notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 68.4 million ordinary shares of the Company, at a conversion price of €10.23 per share through maturity. The notes accrue interest at 5.0 percent per year. The notes are unsecured and rank pari passu with all present and future unsecured subordinated obligations of the issuer. The noteholders have a negative pledge relating to future capital market indebtedness, as defined. The note holders have an early redemption option in the event of a change of control, as defined. A corporate reorganization resulting in a substitution of the guarantor shall not be regarded as a change of control, as defined. The Company may redeem the convertible notes after three years at their principal amount plus interest accrued thereon, if the Company’s share price exceeds 125 percent of the conversion price on 15 trading days during a period of 30 consecutive trading days. The convertible notes are listed on the Luxembourg Stock Exchange. On September 29, 2006 the Company (through the issuer) irrevocably waived its option to pay a cash amount in lieu of the delivery of shares upon conversion. At September 30, 2007, unamortized debt issuance costs amount to €5 million.

On February 6, 2007, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V. (as issuer), fully redeemed its convertible subordinated notes due 2007 at the principal outstanding amount of €640 million.

In September 2004, the Company executed a $400/€400 million syndicated credit facility with a five-year term, which was subsequently reduced to $345/€300 million in August 2006. The facility consists of two tranches. Tranche A is a term loan intended to finance the expansion of the Richmond, Virginia, manufacturing facility. In January 2006, the Company drew $345 million under Tranche A, on the basis of a repayment schedule that foresees equal installments falling due in March and September each year. At September 30, 2007, $235 million was outstanding under Tranche A. Tranche B, which is a €300 million multicurrency revolving facility to be used for general corporate purposes, remained available and undrawn at September 30, 2007. The facility has customary financial covenants, and drawings bear interest at market-related rates that are linked to financial performance. The lenders of this credit facility

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

have been granted a negative pledge relating to the future financial indebtedness of the Company with certain permitted encumbrances. In September 2007, the Company extended its credit lines by €300 million in additional short-term bilateral commitments from lenders of the facility described above under the same terms and conditions applicable to Tranche B.

In September 2007, Qimonda entered into a sale and leaseback transaction of 200-millimeter equipment. The four-year lease is accounted for as a capital lease, whereby the present value of the lease payments is reflected as a capital lease obligation.

The Company has established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for anticipated funding purposes.

	Nature of financial		As of September 30, 2007
	Institution	Purpose/intended	Aggregate
Term	Commitment	use	facility	Drawn	Available
			(€ in millions)

Short-term	firm commitment	working capital, guarantees	164	127	37

Short-term	no firm commitment	working capital, cash management	336	28	308

Long-term(1)	firm commitment	general corporate purposes	766	165	601

Long-term(1)	firm commitment	project finance	354	354	—

Total			1,620	674	946

(1)	Including current maturities.

At September 30, 2007, the Company was in compliance with its debt covenants under the relevant facilities.

Interest expense for the years ended September 30, 2005, 2006 and 2007 was €83 million, €109 million and €89 million, respectively.

Aggregate amounts of debt maturing subsequent to September 30, 2007 are as follows:

Fiscal year ending September 30,	Amount
(€ in millions)

2008	336
2009	207
2010	1,002
2011	95
2012	26
Thereafter	46

Total	1,712

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

24.	Long-term Accrued Liabilities

Long-term accrued liabilities at September 30, 2006 and 2007 consist of the following:

	2006	2007
	(€ in millions)

Asset retirement obligations	33	24
Post-retirement benefits	4	3
Personnel costs	6	6
Other	3	3

Total	46	36

25.	Other Liabilities

Other non-current liabilities at September 30, 2006 and 2007 consist of the following:

	2006	2007
	(€ in millions)

Deferred income	40	114
Deferred government grants (note 7)	117	113
Settlement for antitrust related matters (note 35)	62	37
License fees payable	41	27
Deferred Compensation	—	13
Other	17	12

Total	277	316

26.	Minority Interest

On July 28, 2003, the Company entered into a joint venture agreement with China-Singapore Suzhou Industrial Park Venture Company (“CSVC”) for the construction of a back-end manufacturing facility in the People’s Republic of China. Pursuant the joint venture agreement, the capital invested by CSVC earns an annual return and has a liquidation preference, while all accumulated earnings and dividend rights accrue to the benefit of the Company. Accordingly, the Company has fully consolidated the joint venture from inception, and the capital invested and annual return of the minority investor is reflected as minority interest.

ALTIS is a joint venture between the Company and IBM, with each having equal voting representation. In December 2005, the Company further amended its agreements with IBM in respect of the ALTIS joint venture and began to fully consolidate ALTIS, whereby IBM’s 50 percent ownership interest is reflected as minority interest (see note 5 and 17).

Effective May 1, 2006, the Company contributed substantially all of the operations of its memory products segment, including the assets and liabilities that were used exclusively for these operations, to Qimonda, a stand-alone legal company. On August 9, 2006, Qimonda completed an initial public offering on the New York Stock Exchange through the issuance of 42 million ADSs which are traded under the symbol “QI”, for an offering price of $13 per ADS. In addition, the Company sold 6.3 million Qimonda ADSs upon exercise of the underwriters’ over-allotment option. As a result of these transactions, the Company reduced its shareholding in Qimonda to 85.9 percent. During the fourth quarter of the 2007 fiscal year, Infineon sold an additional 28.75 million Qimonda ADSs (including underwriters’ over-allotment option), further reducing its ownership interest in Qimonda to 77.5 percent. The minority investors’ ownership interest in Qimonda of 14.1 percent and 22.5 percent as of September 30, 2006 and 2007, respectively, is reflected as minority interest (see note 3).

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

27.	Ordinary Share Capital

As of September 30, 2007 the Company had 749,728,635 registered ordinary shares, notional value of €2.00 per share, outstanding. During the years ended September 30, 2006 and 2007 the Company increased its share capital by €0.08 million and €4 million, respectively, by issuing 39,935 and 2,119,341 ordinary shares, respectively, in connection with the Company’s Long-Term Incentive Plans.

Authorized and Conditional Share Capital

In addition to the issued share capital, the Company’s Articles of Association authorize the Management Board to increase the ordinary share capital with the Supervisory Board’s consent by issuing new shares. As of September 30, 2007, the Management Board may use these authorizations to issue new shares as follows:

•	Through January 19, 2009, Authorized Share Capital II/2004 — in an aggregate nominal amount of up to €30 million to issue shares to employees (in which case the pre-emptive rights of existing shareholders are excluded).

•	Through February 14, 2012, Authorized Share Capital 2007 — in an aggregate nominal amount of up to €224 million to issue shares for cash, where the pre-emptive rights of shareholders may be partially excluded, or in connection with business combinations (contributions in kind), where the pre-emptive rights of shareholders may be excluded for all shares.

The Company has conditional capital of up to an aggregate nominal amount of €92 million (Conditional Share Capital I), of up to an aggregate nominal amount of €29 million (Conditional Share Capital III) and up to an aggregate nominal amount of €24.5 million (Conditional Share Capital IV/2006) that may be used to issue up to 72.6 million new registered shares in connection with the Company’s long-term incentive plans (see note 28). These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

The Company has conditional capital of up to an aggregate nominal amount of €152 million (Conditional Share Capital 2002) that may be used to issue up to 76 million new registered shares upon conversion of debt securities, issued in June 2003 and which may be converted at any time until May 22, 2010 (see note 23). These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

The Company has further conditional capital of up to an aggregate nominal amount of €248 million (Conditional Share Capital 2007) that may be used to issue up to 124 million new registered shares upon conversion of debt securities which may be issued before February 14, 2012. These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

Dividends

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent, as determined in accordance with the HGB. All dividends must be approved by shareholders.

The ordinary shareholders meeting held in February 2007 did not authorize a dividend. No earnings are available for distribution as a dividend for the 2007 fiscal year, since Infineon Technologies AG on a stand-alone basis as the ultimate parent incurred a cumulative loss (Bilanzverlust) as of September 30, 2007.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

28.	Stock-based Compensation

Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the period during which the employee is required to provide service in exchange for the award. Amounts in periods prior to the adoption of SFAS No. 123 (revised 2004) have not been restated and do not reflect the recognition of stock-based compensation.

Infineon Stock Option Plan

In 1999, the shareholders approved a long-term incentive plan (“LTI 1999 Plan”), which provided for the granting of non-transferable options to acquire ordinary shares over a future period. Under the terms of the LTI 1999 Plan, the Company could grant up to 48 million options over a five-year period. The exercise price of each option equals 120 percent of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options vest at the latter of two years from the grant date or the date on which the Company’s stock reaches the exercise price for at least one trading day. Options expire seven years from the grant date.

In 2001, the Company’s shareholders approved the International Long-Term Incentive Plan (“LTI 2001 Plan”) which replaced the LTI 1999 Plan. Options previously issued under the LTI 1999 Plan remain unaffected as to terms and conditions; however, no additional options may be issued under the LTI 1999 Plan. Under the terms of the LTI 2001 Plan, the Company could grant up to 51.5 million options over a five-year period. The exercise price of each option equals 105 percent of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options have a vesting period of between two and four years, subject to the Company’s stock reaching the exercise price on at least one trading day, and expire seven years from the grant date.

Under the LTI 2001 Plan, the Company’s Supervisory Board decided annually within 45 days after publication of the financial results how many options to grant to the Management Board. The Management Board, within the same period, decided how many options to grant to eligible employees.

In 2006, the Company’s shareholders approved the Stock Option Plan 2006 (“SOP 2006”) which replaced the LTI 2001 Plan. Under the terms of SOP 2006, the Company can grant up to 13 million options over a three-year period. The exercise price of each option equals 120 percent of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options are only exercisable if the price of a share exceeds the trend of the comparative index Philadelphia Semiconductor Index (“SOX”) for at least three consecutive days on at least one occasion during the life of the option. Granted options have a vesting period of three years, subject to the Company’s stock reaching the exercise price on at least one trading day, and expire six years from the grant date.

Under the SOP 2006, the Supervisory Board will decide annually within a period of 45 days after publication of the annual results or the results of the first or second quarters of a fiscal year, but no later than two weeks before the end of the quarter, how many options to grant to the Management Board. During that same period the Management Board may grant options to other eligible employees.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

A summary of the status of the LTI 1999 Plan, the LTI 2001 Plan, and the SOP 2006 as of September 30, 2007, and changes during the fiscal year then ended is presented below (options in millions, exercise price in euro, intrinsic value in millions of euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	exercise	remaining life	Intrinsic
	options	price	(in years)	Value

Outstanding at September 30, 2006	44.8	18.12	3.54	14
Granted	2.3	13.30
Exercised	(2.1)	8.91
Forfeited and expired	(5.6)	33.58

Outstanding at September 30, 2007	39.4	16.17	2.99	66

Vested and expected to vest, net
of estimated forfeitures at
September 30, 2007	39.1	16.20	2.97	66
Exercisable at September 30, 2007	25.8	19.52	2.06	31

Options with an aggregate fair value of €42 million, €51 million and €32 million vested during the fiscal years ended September 30, 2005, 2006 and 2007, respectively. Options with a total intrinsic value of €0, €0 and €6 million were exercised during the fiscal years ended September 30, 2005, 2006 and 2007, respectively.

Changes in the Company’s unvested options for the fiscal year ended September 30, 2007 are summarized as follows (options in million, fair values in euro, intrinsic value in millions of euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	grant date	remaining life	Intrinsic
	options	fair value	(in years)	Value

Unvested at September 30, 2006	19.2	4.11	5.11	11
Granted	2.3	2.03
Vested	(7.0)	4.63
Forfeited	(0.9)	3.91

Unvested at September 30, 2007	13.6	3.50	4.77	35

Unvested options expected to vest	13.2	3.53	4.81	34

The fair value of each option grant issued pursuant to the 1999 and 2001 Long-Term Incentive Plans was estimated on the grant date using the Black-Scholes option-pricing model. Prior to the adoption of SFAS No. 123 (revised 2004), Infineon relied on historical volatility measures when estimating the fair value of stock options granted to employees. Following the implementation of SFAS No. 123 (revised 2004), Infineon uses a combination of implied volatilities from traded options on Infineon’s ordinary shares and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted was estimated based on historical experience.

The fair value of each option grant issued pursuant to the Stock Option Plan 2006 was estimated on the grant date using a Monte Carlo simulation model. This model takes into account vesting conditions relating to the performance of the SOX and its impact on stock option fair value. The Company uses a combination of implied volatilities from traded options on Infineon’s ordinary shares and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

better reflects the expected future volatility of its stock. The expected life of options granted was estimated using the Monte Carlo simulation model.

Beginning on the date of adoption of SFAS No. 123 (revised 2004), forfeitures are estimated based on historical experience; prior to the date of adoption, forfeitures were recorded as they occurred. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. Infineon has not made any dividend payments during the fiscal year ended September 30, 2007.

The following weighted-average assumptions were used in the fair value calculation:

	2005	2006	2007

Weighted-average assumptions:
Risk-free interest rate	3.02%	3.08%	3.91%
Expected volatility, underlying shares	58%	43%	40%
Expected volatility, SOX index	—	—	36%
Forfeiture rate, per year	—	—	3.40%
Dividend yield	0%	0%	0%
Expected life in years	4.50	5.07	3.09
Weighted-average fair value per option at grant date in €	4.03	3.19	2.03

As of September 30, 2007, there was a total of €12 million in unrecognized compensation expense related to unvested stock options of Infineon, which is expected to be recognized over a weighted-average period of 1 year.

Qimonda’s Stock Option Plan

Qimonda shareholders approved a stock option plan (“Qimonda 2006 SOP”) during the 2006 fiscal year. Under the terms of the Qimonda 2006 SOP, Qimonda can grant up to 6 million non-transferable option rights over a three-year period which grant the holder the right to receive ordinary shares issued by Qimonda. The exercise price of each option equals 100 percent of the average closing price of Qimonda’s ADSs on the New York Stock Exchange during the five trading days prior to the grant date. Granted options are only exercisable if the price of Qimonda ADSs as quoted on the New York Stock Exchange exceeds the trend of the comparative index SOX for at least three consecutive days on at least one occasion during the life of the option. Granted options have a vesting period of three years, subject to Qimonda’s ADSs reaching the exercise price on at least one trading day, and expire six years from the grant date. On November 24, 2006, Qimonda granted 1.9 million stock options to its employees under the Qimonda 2006 SOP.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

A summary of the status of the Qimonda 2006 SOP as of September 30, 2007, and changes during the fiscal year then ended, is presented below (options in millions, exercise prices in U.S. dollar, fair value in euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	exercise	remaining life	Intrinsic
	options	price	(in years)	Value

Outstanding at September 30, 2006	—	—	—	—
Granted	1.9	15.97	6.00	—
Exercised	—	—	—	—
Forfeited and expired	—	—	—	—

Outstanding at September 30, 2007	1.9	15.97	5.16	—

Expected to vest, net of estimated forfeitures, at September 30, 2007	1.7	15.97	5.16	—
Exercisable at September 30, 2007	—	—	—	—

Changes of the Qimonda 2006 SOP unvested options for the fiscal year ended September 30, 2007 are summarized as follows (options in million, fair values in euro, intrinsic value in millions of euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	grant date	remaining life	Intrinsic
	options	fair value	(in years)	Value

Unvested at September 30, 2006	—	—	—	—
Granted	1.9	3.23	6.00	—
Vested	—	—	—	—
Forfeited	—	—	—	—

Unvested at September 30, 2007	1.9	3.23	5.16	—

Unvested options expected to vest	1.7	3.23	5.16	—

The fair value of each option grant issued pursuant to the Qimonda 2006 SOP was estimated on the grant date using a Monte Carlo simulation model. This model takes into account vesting conditions relating to the performance of the SOX and its impact on stock option fair value. Following the implementation of SFAS No. 123 (revised 2004), Qimonda uses a combination of implied and historical volatilities from traded options on Qimonda’s peer group when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The peer group is a group of publicly listed companies deemed to reflect the fundamentals of Qimonda’s stock. Forfeitures are estimated based on historical experience. The expected life of options granted was estimated using the Monte Carlo simulation model. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. Qimonda has not made any dividend payments during the fiscal year ended September 30, 2007.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following weighted average assumptions were used in the fair value calculation:

2007

Weighted-average assumptions:
Risk-free interest rate	4.62%
Expected volatility, underlying ADS	45%
Expected volatility, SOX	29%
Forfeiture rate, per year	3.40%
Dividend yield	0%
Expected life in years	4.62
Weighted-average fair value per option at grant date in €	3.23

As of September 30, 2007, there was a total of €4 million in unrecognized compensation expense related to unvested stock options of Qimonda 2006 SOP, which is expected to be recognized over a weighted average period of 2.27 years.

Stock-Based Compensation Expense

Stock-based compensation expense was allocated as follows for the fiscal years ended September 30, 2006 and 2007:

	2006	2007
	(€ in millions)

Compensation expense recognized:
Cost of goods sold	7	4
Selling, general and administrative expenses	12	7
Research and development expenses	9	6

Total stock-based compensation expense	28	17

Stock-based compensation effect on basic and diluted loss per share in €	(0.04)	(0.02)

Cash received from stock option exercises was €0 and €19 million during the fiscal years ended September 30, 2006 and 2007, respectively. The amount of stock-based compensation expense which was capitalized and remained in inventories for the fiscal years ended September 30, 2005, 2006 and 2007 was immaterial. Stock-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes.

Prior to the 2006 fiscal year, the Company applied the provisions of APB No. 25, as permitted under SFAS No. 148.

If the Company had accounted for stock option grants and employee stock purchases under its plans according to the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net loss and loss per share

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

would have been increased to the pro forma amounts indicated below, pursuant to the provisions of SFAS No. 148:

2005
(€ in millions)

Net loss:
As reported	(312)
Deduct: Stock-based employee compensation expense included in reported net loss, net of related tax effects	—
Add: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(39)

Pro forma	(351)

Basic and diluted loss per share in €:
As reported	(0.42)
Pro forma	(0.47)

29.	Other Comprehensive Loss

The changes in the components of other comprehensive loss for the years ended September 30, 2005, 2006 and 2007 are as follows:

	2005			2006			2007
		Tax			Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net	Pretax	effect	Net
	(€ in millions)

Unrealized (losses) gains on securities:
Unrealized holding (losses) gains	13	(1)	12	6	(1)	5	(7)	—	(7)
Reclassification adjustment for losses (gains) included in net income or loss	(4)	—	(4)	(13)	1	(12)	(6)	1	(5)

Net unrealized (losses) gains, net	9	(1)	8	(7)	—	(7)	(13)	1	(12)
Unrealized gains (losses) on cash flow hedges	(25)	—	(25)	5	—	5	2	—	2
Additional minimum pension liability/Defined benefit plans	(85)	1	(84)	(3)	—	(3)	95	(5)	90
Foreign currency translation adjustment	64	—	64	(69)	—	(69)	(105)	—	(105)

Other comprehensive loss	(37)	—	(37)	(74)	—	(74)	(21)	(4)	(25)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

30.	Supplemental Cash Flow Information

	2005	2006	2007
	(€ in millions)

Cash paid for:
Interest	91	116	100
Income taxes	79	117	134
Non-cash investing activities:
Construction grants deducted from cost of fixed assets (note 7)	—	49	1
Molstanda (note 4)	—	—	(41)
Non-cash financing activities:
Molstanda (note 4)	—	—	76

31.	Related Parties

The Company has transactions in the normal course of business with Associated and Related Companies (“Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

Transactions between the Company and ALTIS subsequent to the consolidation of ALTIS during the first quarter of the 2006 fiscal year are no longer reflected as Related Party transactions (see notes 5 and 17).

On April 3, 2006, Siemens disposed of its remaining shareholding in the Company. Transactions between the Company and Siemens subsequent to this date are no longer reflected as Related Party transactions.

Related Party receivables at September 30, 2006 and 2007 consist of the following:

	2006	2007
	(€ in millions)

Current:
Associated and Related Companies — trade (note 13)	8	16
Associated and Related Companies — financial and other receivables (note 15)	1	59
Employee receivables (note 15)	7	8

	16	83

Non-current:
Employee receivables (note 18)	2	1

Total Related Party receivables	18	84

Related Party payables at September 30, 2006 and 2007 consist of the following:

	2006	2007
	(€ in millions)

Associated and Related Companies — trade (note 20)	80	157
Associated and Related Companies — financial and other payables (note 22)	9	12

Total Related Party payables	89	169

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Related Party receivables and payables as of September 30, 2007, have been segregated first between amounts owed by or to companies in which the Company has an ownership interest, and second based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of products and services. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrue interest at interbank rates.

At September 30, 2007, current Associated and Related Companies — financial and other receivables included a revolving term loan of €52 million due from ALTIS.

Transactions with Related Parties during the years ended September 30, 2005, 2006 and 2007, include the following:

	2005	2006	2007
	(€ in millions)

Sales to Related Parties:
Siemens group companies	861	322	—
Associated and Related Companies	55	61	57

Total sales to Related Parties	916	383	57

Purchases from Related Parties:
Siemens group companies	226	73	—
Associated and Related Companies(1)	615	575	593

Total purchases from Related Parties	841	648	593

(1)	The decrease during the fiscal year ended September 30, 2006 is primarily related to the initial consolidation of ALTIS.

Purchases from Associated and Related Companies during the years ended September 30, 2005, 2006 and 2007 are principally related to products purchased from Inotera.

Sales to Siemens group companies include sales to the Siemens group sales organizations for resale to third parties of €38 million and €21 million for the years ended September 30, 2005 and 2006, respectively. Purchases from Siemens group companies primarily include purchases of fixed assets, inventory, IT services, and administrative services.

32.	Pension Plans

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

In February 2007, the Company transferred the majority of its existing domestic (German) pension plans into a new Infineon pension plan with effect from October 1, 2006. Under the new plan, employee benefits are predominantly based on contributions made by the Company, although defined benefit provisions are retained. The plan qualifies as a defined benefit plan and, accordingly, the change from the previous defined benefit plans is treated as a plan amendment pursuant to SFAS No. 87. In comparison to the existing domestic pension obligation, the additional impact on projected benefit obligation consists of unrecognized prior service cost about €4 million and is reflected as a separate component of accumulated other comprehensive income (see note 29), which will be amortized as part of net periodic pension cost over the expected years of future service.

As a result of the adoption of SFAS No. 158 as of the end of the fiscal year ending September 30, 2007, the Company must recognize the overfunded or underfunded status of a defined benefit postretirement

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

plan as an asset or liability in its consolidated balance sheet and recognize the change in that funded status in the year in which the changes occur through comprehensive income (“Recognition Provision”). Actuarial gains and losses and unrecognized prior service costs are to be recognized as a component of other comprehensive income, net of tax.

The following table summarizes the incremental effect as of September 30, 2007 resulting from the initial adoption of SFAS No. 158.

		Adjustments to
	Before adoption of	initially apply	After adoption of
	SFAS No. 158	SFAS No. 158	SFAS No. 158
	(€ in millions)

Prepaid pension costs	108	(108)	—
Current deferred income taxes	2	(5)	(3)
Intangible asset	4	(4)	—
Non-current pension asset	—	60	60
Short-term pension liability	—	(5)	(5)
Pension liabilities	(125)	14	(111)
Accumulated other comprehensive loss, net of tax	(3)	48	45

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Information with respect to the Company’s pension plans for the years ended September 30, 2005, 2006 and 2007 is presented for German (“Domestic”) plans and non-German (“Foreign”) plans:

	2005		2006		2007
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans
	(€ in millions)

Accumulated benefit obligations end of year	(337)	(64)	(378)	(61)	(372)	(60)

Change in projected benefit obligations:
Projected benefit obligations beginning of year	(271)	(78)	(392)	(85)	(443)	(75)
Service cost	(16)	(7)	(24)	(5)	(26)	(3)
Interest cost	(15)	(4)	(17)	(4)	(21)	(4)
Actuarial gains (losses)	(89)	(2)	(13)	8	94	(1)
Divestitures	1	4	—	—	2	—
Plan amendments	(8)	—	—	—	(4)	—
Benefits paid	2	2	3	2	5	3
Curtailment gain	4	1	—	7	—	1
Foreign currency effects	—	(1)	—	2	—	3

Projected benefit obligations end of year	(392)	(85)	(443)	(75)	(393)	(76)

Change in fair value of plan assets:
Fair value at beginning of year	174	30	208	35	282	38
Contributions and transfers	17	4	63	4	65	5
Actual return on plan assets	19	2	14	2	27	4
Benefits paid	(2)	(2)	(3)	(2)	(5)	(3)
Foreign currency effects	—	1	—	(1)	—	(1)

Fair value at end of year	208	35	282	38	369	43

Funded status	(184)	(50)	(161)	(37)	(24)	(33)
Unrecognized actuarial (gains) losses	138	4	144	(8)	33	(7)
Unrecognized prior service cost (benefit)	14	(2)	13	—	16	—
Post measurement date contributions	16	1	16	1	1	—

Net asset (liability) recognized	(16)	(47)	12	(44)	26	(40)

The above amounts are recognized as follows in the accompanying consolidated balance sheets as of September 30:

	2005		2006		2007
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans
	(€ in millions)

Prepaid pension cost	—	—	—	1	—	—
Intangible asset (note 15)	14	—	13	—	—	—
Non-current pension asset	—	—	—	—	57	3
Current pension liability	—	—	—	—	(5)	—
Pension liabilities	(115)	(47)	(89)	(45)	(75)	(36)
Accumulated other comprehensive income	85	—	88	—	49	(7)

Net asset (liability) recognized	(16)	(47)	12	(44)	26	(40)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The amounts in accumulated other comprehensive income that are expected to be recognized as components of the net periodic benefit cost in the 2008 fiscal year are actuarial losses in an amount of less than €1 million and prior service cost in an amount of €1 million.

Information for pension plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets are as follows:

	2005		2006		2007
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans
	(€ in millions)

Projected benefit obligation	392	85	443	64	108	63
Fair value of plan assets	208	35	282	26	27	26
Accumulated benefit obligations	337	57	378	54	99	47
Fair value of plan assets	208	26	282	26	27	19

The weighted-average assumptions used in calculating the actuarial values for the pension plans are as follows:

	2005		2006		2007
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Discount rate	4.5%	4.8%	4.8%	5.3%	5.5%	5.6%
Rate of compensation increase	2.5%	3.1%	2.5%	1.8%	2.5%	2.2%
Projected future pension increases	1.3%	2.2%	1.8%	2.2%	1.8%	2.7%
Expected return on plan assets	7.3%	6.9%	6.5%	6.9%	6.1%	6.9%

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

Plan asset allocation

As of September 30, 2006 and 2007 the percentage of plan assets invested and the targeted allocation in major asset categories are as follows:

	2006		2007		Targeted Allocation
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Equity securities	33%	59%	38%	58%	52%	57%
Debt securities	33%	26%	35%	24%	21%	22%
Other	34%	15%	27%	18%	27%	21%

Total	100%	100%	100%	100%	100%	100%

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

The components of net periodic pension cost for the years ended September 30, 2005, 2006 and 2007 are as follows:

	2005		2006		2007
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans
	(€ in millions)

Service cost	(16)	(7)	(24)	(5)	(26)	(3)
Interest cost	(15)	(4)	(17)	(4)	(21)	(4)
Expected return on plan assets	13	2	13	3	17	3
Amortization of unrecognized prior service (cost) benefits	—	—	(1)	2	(1)	—
Amortization of unrecognized actuarial gains (losses)	(3)	—	(7)	—	(8)	1
Curtailment gain recognized	1	1	—	3	—	1

Net periodic pension cost (note 8)	(20)	(8)	(36)	(1)	(39)	(2)

The prior service costs relating to the pension plans are amortized in equal amounts over the expected years of future service of each active employee who is expected to receive benefits from the pension plans.

Unrecognized gains or losses are included in the net pension cost for the year, if as of the beginning of the year, the unrecognized net gains or losses exceed 10 percent of the greater of the projected benefit obligation or the market value of the plan assets. The amortization is the excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

Actuarial gains (losses) amounted to €(91) million, €(5) million and €93 million for the fiscal years ended September 30, 2005, 2006 and 2007, respectively. The decrease in actuarial losses in the 2006 fiscal year was primarily the result of the increase in the discount rate used to determine the benefit

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

obligation. The increase in actuarial gains in the 2007 fiscal year was primarily the result of the increase in the discount rates used to determine the benefit obligation.

It is not planned nor anticipated that any plan assets will be returned to any business entity during the next fiscal year.

In September 2006, Qimonda established a separate pension trust for the purpose of funding future pension benefit payments for its employees in Germany. A portion of the Company’s pension plan assets have been allocated to Qimonda for periods prior to its formation based on the proportion of Qimonda’s projected benefit obligation to the total Company’s projected benefit obligation. Accordingly, the Company transferred €26 million in cash from its Pension Trust into the Qimonda pension trust.

The effect of employee terminations, in connection with the Company’s restructuring plans (see note 9), on the Company’s pension obligation is reflected as a curtailment in the years ended September 30, 2005, 2006 and 2007 pursuant to the provisions of SFAS No. 88 “Employers Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”.

The future benefit payments, which reflect future service, as appropriate, that are expected to be paid from the Company’s pension plan for the next five fiscal years and thereafter are as follows:

	Domestic	Foreign
Years ending September 30,	plans	plans
	(€ in millions)

2008	19	1
2009	17	2
2010	23	2
2011	26	2
2012	20	2
2013 - 2017	135	18

During the year ended September 30, 2002, the Company established a deferred savings plan for its employees in Germany, whereby a portion of the employee’s salary is invested for a lump sum benefit payment including interest upon retirement. The liability for such future payments of €17 million and €26 million as of September 30, 2006 and 2007, respectively, is actuarially determined and accounted for on the same basis as the Company’s other pension plans.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

33.	Financial Instruments

The Company periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes. Gains and losses on derivative financial instruments are included in determining net loss, with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other non-operating income (expense).

The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2006 and 2007 are as follows:

	2006		2007
	Notional	Fair	Notional	Fair
	amount	value	amount	value
	(€ in millions)

Forward contracts sold:
U.S. dollar	682	1	735	25
Japanese yen	30	—	17	—
Great Britain pound	1	—	—	—
Malaysian ringgit	6	—	3	—
Norwegian krone	—	—	2	—
Forward contracts purchased:
U.S. dollar	209	(1)	356	(20)
Japanese yen	24	—	73	(2)
Singapore dollar	27	—	24	—
Great Britain pound	7	—	6	—
Malaysian ringgit	35	—	83	(2)
Norwegian krone	—	—	7	—
Other currencies	—	—	1	—
Currency Options sold:
U.S. dollar	259	(5)	—	—
Currency Options purchased:
U.S. dollar	252	2	—	—
Interest rate swaps	1,200	5	700	(10)
Other	218	9	231	20

Fair value, net		11		11

The Company entered into interest rate swap agreements with independent financial institutions during the year ended September 30, 2004, which were designated as a cash flow hedge of interest rate fluctuations on forecasted future lease payments during the first 10 years of the Campeon lease agreement (see note 35). The ineffective portion of the cash flow hedge was €0 for the years ended September 30, 2005, 2006, and 2007. The effective portion of €(22) million was deferred in other comprehensive income until the commencement of the lease in the first quarter of the 2006 fiscal year, and is being amortized ratably into lease expense over the lease term of 15 years.

Fair values of financial instruments are determined using quoted market prices or discounted cash flows. The fair value of the Company’s unsecured term loans and interest-bearing notes payable approximate their carrying values as their interest rates approximate those which could be obtained currently. At September 30, 2007, the subordinated convertible and exchangeable notes, both due 2010, were trading at a 22.1 percent and a 2.5 percent premium to par, respectively, based on quoted market values. The fair values of the Company’s cash and cash equivalents, receivables and payables, as well as

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

related-party receivables and payables and other financial instruments approximated their carrying values due to their short-term nature. Marketable securities are recorded at fair value (see note 12).

34.	Risks

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

Approximately 8,600 of the Company’s employees are covered by collective bargaining agreements. The collective bargaining agreements pertain primarily to certain of the Company’s non-management employees in Germany (affecting approximately 4,900 employees), Austria (affecting approximately 2,500 employees) and France (affecting approximately 1,200 employees, including ALTIS). The agreement in Germany is perpetual, but can be terminated by the trade union with a notice of two months prior to October 31, 2008. The agreement in Austria expires on May 1, 2008. The minimum salaries stipulated in the agreement in France are subject to yearly revision coming into effect on January 1 each year. The provisions of these agreements generally remain in effect until replaced by a subsequent agreement. Agreements for periods after expiration are to be negotiated with the respective trade unions through a process of collective negotiations.

35.	Commitments and Contingencies

Litigation and Investigations

In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its investigation into alleged antitrust violations in the

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. The Company has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price fixing charges related to DRAM sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from the Company. The Company has secured individual settlements with eight direct customers in addition to those OEM customers.

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against the Company, its U.S. subsidiary Infineon Technologies North America Corporation (“IF North America”) and other DRAM suppliers.

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

In September 2005, the Company and IF North America entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court and to an opportunity for individual class members to opt out of the settlement). The settlement was approved on November 1, 2006. The court entered final judgment and dismissed the class action claims with prejudice in November 2006. Under the terms of the settlement agreement the Company agreed to pay approximately $21 million. In addition to this settlement payment, the Company agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class (after opt-outs) during the settlement period exceeded $208.1 million. The additional amount payable would be calculated by multiplying by 10.53 percent the amount by which those sales exceed $208.1 million. The Company does not currently expect to pay any additional amount to the class.

In April 2006, Unisys Corporation (“Unisys”) filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. On May 5, 2006, Honeywell International, Inc. (“Honeywell”) filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM. Both Unisys and Honeywell opted out of the Direct U.S. Purchaser Class and settlement, so their claims are not barred by the settlement with the Direct U.S. Purchaser Class. Both of these complaints were filed in the Northern District of California and have been related to the MDL described above. In April 2007 the court dismissed the initial complaint with leave to amend. Unisys filed a First Amended Complaint in May 2007. The Company, IF North America, and the other defendants again filed a motion to dismiss certain portions of the Unisys First Amended Complaint in June 2007. After Honeywell had filed a stipulation of dismissal without prejudice of its lawsuit against Infineon, the court entered the dismissal order in April 2007.

In February and March 2007 four more opt-out cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc., and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. All four cases were filed in the Northern District of California and have been related to the MDL described above. As with Unisys, the claims of these plaintiffs are not barred by the settlement with the Direct U.S. Purchaser Class, since they opted out of the Direct U.S. Purchaser Class and settlement.

Based upon the court’s order dismissing portions of the initial Unisys complaint described above, the plaintiffs in all four of these opt-out cases filed amended complaints in May 2007. In June 2007, Infineon and IF North America answered the amended complaints filed by All American Semiconductor, Inc., Edge Electronics, Inc., and Jaco Electronics, Inc. and along with its co-defendants filed a joint motion to dismiss certain portions of the DRAM Claims Liquidation Trust amended complaint (see note 37).

Sixty-four additional cases were filed between August and October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except for one relating to foreign purchasers, which was subsequently dismissed with prejudice and as to which the plaintiffs have filed notice of appeal) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999 (the Indirect U.S. Purchaser Class). The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

Twenty-three of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the multi-district litigation described above. Nineteen of the twenty-three transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to San Francisco County Superior Court for pre-trial proceedings. The plaintiffs in the indirect purchaser cases outside California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pre-trial proceedings. The defendants have filed two motions for judgment on the pleadings directed at several of the claims. Hearing on those motions took place in December 2006.

The court entered an order in June 2007 granting in part and denying in part the defendants’ motions for judgment on the pleadings. The order dismissed a large percentage of the indirect purchaser plaintiffs’ claims, and granted leave to amend with regard to claims under three specific state statutes. The court ruled that the indirect purchaser plaintiffs must file a motion for leave to amend the complaint with regard to any of the other dismissed claims. In June 2007, the indirect purchaser plaintiffs filed both a First Amended Complaint and a motion for leave to file a Second Amended Complaint that attempts to resurrect some of the claims that were dismissed. On August 17, 2007, the court entered an order granting the motion to file the Second Amended Complaint, which re-pleaded part of the previously dismissed claims.

In July 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against the Company, IF North America and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. In October 2006, this action was made part of the MDL proceeding described above. In July 2006, the attorneys general of Alaska, Arizona, Arkansas, California, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington,

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against the Company, IF North America and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. In September 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. In October 2006 Infineon joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. On August 31, 2007, the court entered orders granting the motions in part and denying the motions in part. The court’s order dismissed the claims on behalf of consumers, businesses and governmental entities in a number of states, and dismissed certain other claims with leave to amend, with any amended complaints to be filed by October 1, 2007. Between June 25 and August 15, 2007, the state attorneys general of four states, Alaska, Ohio, New Hampshire and Texas, filed requests for dismissal of their claims without prejudice.

In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. In light of its plea agreement with the DOJ, the Company made an accrual during the 2004 fiscal year for an amount representing the probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although the Company cannot more accurately estimate the amount of the actual fine. The Company is fully cooperating with the Commission in its investigation.

In May 2004, the Canadian Competition Bureau advised IF North America that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No formal steps (such as subpoenas) have been taken by the Competition Bureau to date. The Company is fully cooperating with the Competition Bureau in its inquiry.

Between December 2004 and February 2005 two putative class proceedings were filed in the Canadian province of Quebec, and one was filed in each of Ontario and British Columbia against the Company, IF North America and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM.

Between September and November 2004 seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of purchasers of the Company’s publicly-traded securities who purchased them during the period from March 2000 to July 2004 (the “Securities Class Actions”). The consolidated amended complaint alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In September 2006, the court dismissed the complaint with leave to amend. In October 2006 the plaintiffs filed a second amended complaint. In March 2007, pursuant to a stipulation agreed with the defendants, the plaintiffs withdrew the second amended complaint and were granted a motion for leave to file a third amended

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

complaint. Plaintiffs filed a third amended complaint in July 2007. A hearing is scheduled for November 19, 2007.

The Company’s directors’ and officers’ insurance carriers have denied coverage in the Securities Class Actions and the Company filed suit against the carriers in December 2005 and August 2006. The Company’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claim against the other insurance carrier is still pending.

In April 2007, Lin Packaging Technologies, Ltd. (“Lin”) filed a lawsuit against the Company, IF North America and an additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that certain DRAM products infringe two Lin patents.

Accruals and the Potential Effect of these Lawsuits

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the minimum amount is accrued. As of September 30, 2007, the Company had accrued liabilities in the amount of €95 million related to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses for the DOJ related and securities class action complaints.

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

An adverse final resolution of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of its respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interest of the Company, as it deems appropriate. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents, environmental matters, and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the period of settlement.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Contractual Commitments

The following table summarizes the Company’s commitments with respect to external parties as of September 30, 2007(1)(2):

	Payments Due by Period
		Less
		than	1-2	2-3	3-4	4-5	After
	Total	1 year	years	years	years	years	5 years
	(€ in millions)

Contractual commitments:
Operating lease payments	870	90	78	65	62	57	518
Unconditional purchase commitments	1,212	1,161	29	11	6	1	4
Other long-term commitments	77	71	2	2	1	1	—

Total Commitments	2,159	1,322	109	78	69	59	522

(1)	Certain payments of obligations or expirations of commitments that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of payments or expirations in the particular case. Actual outcomes could differ from those estimates.

(2)	Product purchase commitments associated with continuing capacity reservation agreements are not included in this table, since the purchase prices are based, in part, on future market prices, and are accordingly not accurately quantifiable at September 30, 2007. Purchases under such arrangements aggregated €1,165 million for the year ended September 30, 2007.

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

Other Contingencies

The following table summarizes the Company’s contingencies with respect to external parties, other than those related to litigation, as of September 30, 2007(1):

	Expirations by Period
		Less
		than	1-2	2-3	3-4	4-5	After
	Total	1 year	years	years	years	years	5 years
	(€ in millions)

Maximum potential future payments:
Guarantees(2)	209	25	22	1	14	30	117
Contingent government grants(3)	462	125	40	56	171	30	40

Total contingencies	671	150	62	57	185	60	157

(1)	Certain expirations of contingencies that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of expirations in the particular case. Actual outcomes could differ from those estimates.

(2)	Guarantees are mainly issued for the payment of import duties, rentals of buildings, and contingent obligations related to government grants received.

(3)	Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not otherwise guaranteed and could be refundable if the total project requirements are not met.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of September 30, 2007, a maximum of €462 million of these subsidies could be refundable.

On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo south of Munich, Germany. The office complex, called Campeon, enables the Company to centralize the majority of its Munich-area employees in one central physical working environment. MoTo was responsible for the construction, which was completed in the second half of 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. The Company occupied Campeon under an operating lease arrangement in October 2005 and completed the gradual move of its employees to this new location in the 2006 fiscal year. The complex was leased for a period of 20 years. After year 15, the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 million in escrow, which was included in restricted cash as of September 30, 2007. Lease payments are subject to limited adjustment based on specified financial ratios related to the Company. The agreement was accounted for as an operating lease, in accordance with SFAS No. 13, with monthly lease payments expensed on a straight-line basis over the lease term.

The Company through certain of its sales and other agreements may, in the normal course of business, be obligated to indemnify its counterparties under certain conditions for warranties, patent infringement or other matters. The maximum amount of potential future payments under these types of agreements is not predictable with any degree of certainty, since the potential obligation is contingent on conditions that may or may not occur in future, and depends on specific facts and circumstances related to each agreement. Historically, payments made by the Company under these types of agreements have not had a material adverse effect on the Company’s business, results of operations or financial condition. A tabular reconciliation of the changes in the aggregate product warranty liability for the year ended September 30, 2007 is presented in note 21.

36.	Operating Segment and Geographic Information

The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

The Company’s current organizational structure became effective on May 1, 2006, following the legal separation of its memory products business into the stand-alone legal entity, Qimonda AG. The results of prior periods have been reclassified to conform to the current period presentation, as well as to facilitate analysis of current and future operating segment information. As a result of the reorganization, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to Infineon’s logic segments.

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

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Following the completion of the Qimonda carve-out the Other Operating Segments for the 2005, 2006 and 2007 fiscal years include net sales and earnings that Infineon’s 200-millimeter production facility in Dresden records from the sale of wafers to Qimonda under foundry agreements. The Corporate and Eliminations segment reflects the elimination of these intra-group net sales and earnings.

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

Qimonda

Qimonda designs memory technologies and develops, manufactures, and markets a large variety of memory products on a module, component and chip level.

Other Operating Segments

Remaining activities for certain product lines that have been disposed of, as well as other business activities, are included in the Other Operating Segments.

Selected segment data for the years ended September 30, 2005, 2006 and 2007 is as follows:

	2005	2006	2007
	(€ in millions)

Net sales:
Automotive, Industrial & Multimarket	2,516	2,839	3,017
Communication Solutions(1)	1,391	1,205	1,051
Other Operating Segments(2)	285	310	219
Corporate and Eliminations(3)	(258)	(240)	(213)

Subtotal	3,934	4,114	4,074

Qimonda	2,825	3,815	3,608

Infineon Group	6,759	7,929	7,682

(1)	Includes inter-segment sales of €30 million for fiscal year ended September 30, 2007, none in fiscal years 2005 and 2006, respectively, from sales of wireless communication applications to Qimonda.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

(2)	Includes inter-segment sales of €273 million, €256 million and €189 million for fiscal years ended September 30, 2005, 2006 and 2007, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

(3)	Includes the elimination of inter-segment sales of €273 million, €256 million and €219 million for fiscal years ended September 30, 2005, 2006 and 2007, respectively.

	2005	2006	2007
	(€ in millions)

EBIT:
Automotive, Industrial & Multimarket	134	246	300
Communication Solutions	(295)	(231)	(160)
Other Operating Segments	4	4	(12)
Corporate and Eliminations	(137)	(236)	(177)

Subtotal	(294)	(217)	(49)

Qimonda(1)	111	202	(207)

Infineon Group	(183)	(15)	(256)

(1)	EBIT results of Qimonda for the period following its IPO are reported net of minority interest results.

	2005	2006	2007
	(€ in millions)

Depreciation and Amortization:
Automotive, Industrial & Multimarket	431	411	401
Communication Solutions	309	246	186
Other Operating Segments	48	45	22
Corporate and Eliminations	—	—	—

Subtotal	788	702	609

Qimonda	528	703	667

Infineon Group	1,316	1,405	1,276

	2005	2006	2007
	(€ in millions)

Equity in earnings (losses) of Associated Companies:
Automotive, Industrial & Multimarket	—	—	—
Communication Solutions	4	(2)	—
Other Operating Segments	(2)	—	—
Corporate and Eliminations	10	—	—

Subtotal	12	(2)	—

Qimonda	45	80	117

Infineon Group	57	78	117

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

	2005	2006	2007
	(€ in millions)

Inventories:
Automotive, Industrial & Multimarket	336	365	402
Communication Solutions	201	214	243
Other Operating Segments	1	1	(47)
Corporate and Eliminations	—	—	—

Subtotal	538	580	598

Qimonda	484	622	619

Infineon Group	1,022	1,202	1,217

As of September 30, 2005, 2006 and 2007, all inventories were attributed to the respective operating segment, since they were under the direct control and responsibility of the respective operating segment managers.

	2006	2007
	(€ in millions)

Goodwill:
Automotive, Industrial & Multimarket	—	—
Communication Solutions	22	52
Other Operating Segments	6	—
Corporate and Eliminations	1	1

Subtotal	29	53

Qimonda	72	64

Infineon Group	101	117

Certain items are included in Corporate and Eliminations and are not allocated to the logic segments, consistent with the Company’s internal management reporting. These include certain corporate headquarters costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, restructuring charges and employee stock-based compensation expense are included in Corporate and Eliminations and not allocated to the logic segments for internal or external reporting purposes, since they arise from corporate directed decisions not within the direct control of segment management. Furthermore, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by Corporate and Eliminations. The Company allocates excess capacity costs based on a foundry model, whereby such allocations are reduced based upon the lead time of order cancellation or modification. Any unabsorbed excess capacity costs are included in Corporate and Eliminations. Significant components of Corporate and Eliminations’ EBIT for the years ended September 30, 2005, 2006 and 2007 are as follows:

	2005	2006	2007
	(€ in millions)

Corporate and Eliminations:
Unabsorbed excess capacity costs	(12)	(33)	(7)
Restructuring charges (note 9)	(78)	(23)	(45)
Stock-based compensation expense	—	(25)	(12)
Other, net(1)	(47)	(155)	(113)

Total	(137)	(236)	(177)

(1)	Includes aggregate charges of approximately €80 million and €84 million in the 2006 and 2007 fiscal years, respectively, incurred primarily in connection with the issuance and/or sale of Qimonda ADSs.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following is a summary of net sales and of property, plant and equipment by geographic area for the years ended September 30:

	2005	2006	2007
	(€ in millions)

Net sales:
Germany	1,354	1,327	1,164
Other Europe	1,210	1,360	1,218
North America	1,504	2,126	1,887
Asia/Pacific	2,223	2,498	2,632
Japan	332	461	661
Other	136	157	120

Total	6,759	7,929	7,682

	2005	2006	2007
	(€ in millions)

Property, plant and equipment:
Germany	1,625	1,279	1,067
Other Europe	516	638	639
North America	1,093	1,105	1,100
Asia/Pacific	515	737	838
Japan	2	4	3
Other	—	1	—

Total	3,751	3,764	3,647

Revenues from external customers are based on the customers’ billing location. Regional employment data is provided in note 8.

Except for sales to Siemens, which are discussed in note 31, no single customer accounted for more than 10 percent of the Company’s sales during the fiscal year ended September 30, 2005. Sales to Siemens were made primarily by the logic segments. No single customer accounted for more than 10 percent of the Company’s sales during the fiscal years ended September 30, 2006 and 2007.

The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

For the fiscal years ended September 30, 2005, 2006 and 2007, EBIT is determined as follows from the consolidated statements of operations:

	2005	2006	2007
	(€ in millions)

Net loss	(312)	(268)	(368)
Adjust: Income tax expense	120	161	79
Interest expense, net	9	92	33

EBIT	(183)	(15)	(256)

37.	Subsequent Events

On October 2, 2007, Sony Corporation and Qimonda announced that they had signed an agreement to found the joint venture Qreatic Design. The scope of the joint venture is the design of high-performance, low power, embedded and customer specific DRAMs for consumer and graphic applications. According to the agreement, the 50:50 joint venture is intended to start with up to 30 specialists from Sony and Qimonda, bringing together their engineering expertise for the mutual benefit of both companies. Qreatic Design, which will be located in Tokyo, Japan, is planned to start operations by the end of calendar year 2007, subject to regulatory approvals and other closing conditions, and to substantially expand its capacities by hiring additional designers.

On October 8, 2007, Qimonda entered into a rental agreement for a new headquarters office south of Munich, Germany. The agreement provides for the construction of a building by a third-party developer-lessor, and includes a 15 year non-cancelable lease term, which is expected to start in early 2010. Qimonda has an option to extend the lease for two 5 year periods at similar lease terms to the initial non-cancelable lease term. The minimum rental payments aggregate €96 million over the initial lease term. The lease provides for rent escalation in line with market-based increases in rent. The agreement will be accounted for as an operating lease with monthly lease payments expensed on a straight-line basis over the lease term (see note 4).

On October 15, 2007, the court entered an order denying the motions to dismiss in the Unisys and the DRAM Claims Liquidation Trust cases with prejudice. On October 29, 2007, the Company answered the Unisys complaint, denying liability and asserting a number of affirmative defenses. On November 1, 2007, the Company answered the DRAM Claims Liquidation Trust complaint, denying liability and asserting a number of affirmative defenses (see note 35).

On October 24, 2007, the Company completed its acquisition of the mobility products business of LSI (see note 4).

On October 25, 2007, 1.25 million Qimonda ADSs that had been borrowed by an affiliate of J.P. Morgan Securities Inc. in connection with the exchangeable subordinated notes due 2010 described in note 23 were returned to the Company.

On October 31, 2007, Wi-LAN Inc. filed suit in the U.S. District Court for the Eastern District of Texas against Westell Technolgies, Inc. and 16 other defendants, including the Company and Infineon Technologies North America Corp. The complaint alleges infringement of 3 U.S. patents by certain wireless products compliant with the IEEE 802.11 standards and certain ADSL products compliant with the ITU G.992 standards, in each case supplied by certain of the defendants.

On November 30, 2007, Qimonda cancelled its agreement with Infineon for the production of wafers at the Infineon Technologies Dresden GmbH & Co. OHG production facility. The agreement will terminate on March 1, 2008 (see note 3).

On November 30, 2007, the Company completed the sale of a 40 percent interest in its subsidiary Bipolar to Siemens (see note 5).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

December 7, 2007
Neubiberg, Germany

Infineon Technologies AG

/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and
Chief Executive Officer

/s/  Peter J. Fischl
Peter J. Fischl
Member of the Management Board and
Chief Financial Officer

Exhibit Index

Exhibit			Exhibit	Filing Date	SEC File
Number	Description of Exhibit	Form	Number	with SEC	Number

1.1	Articles of Association (as of November 2007) (English translation)	Filed herewith.
1.2	Rules of Procedure for the Management Board (as of November 2007) (English translation)	Filed herewith
1.3	Rules of Procedure for the Supervisory Board (as of November 2007) (English translation)	Filed herewith
1.4	Rules of Procedure for the Investment Finance and Audit Committee of the Supervisory Board (as of November 2007) (English translation)	Filed herewith
2	The total amount of long-term debt securities of Infineon Technologies AG authorized under any instrument does not exceed 10% of the total assets of the group on a consolidated basis. Infineon Technologies AG hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Infineon Technologies AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.3	Patent Cross License Agreement between Infineon and Siemens AG, dated as of February 11, 2000	F-1	10.7	February 18, 2000	333-11508
4.9	Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and Compagnie IBM France, dated as of June 24, 1999	F-1	10.15	February 18, 2000	333-11508
4.18†	Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002	20-F	4.38	December 4, 2002	1-15000
4.19†	Amendments No 1, 2 and 3 to the Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002	20-F	4.19	November 23, 2005	1-15000
4.19.1†	Amendment No. 4 to the Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002
		Filed as exhibit 10(i)(I) to the registration statement on form F-1 of Qimonda AG dated August 8, 2006 (file 333-135913) and incorporated herein by reference
4.20	Terms and Conditions of 5% Guaranteed Subordinated Convertible Notes due 2010 in the aggregate nominal amount of EUR 700,000,000 (the “2010 Notes”) issued on June 5, 2003 by Infineon Technologies Holding B.V.	20-F	4.30	November 21, 2003	1-15000
4.21	Undertaking for Granting of Conversion Rights from Infineon to JPMorgan Chase Bank for the benefit of the holders of the 2010 Notes, dated June 2, 2003	20-F	4.31	November 21, 2003	1-15000
4.22	Subordinated Guarantee of Infineon, as Guarantor, in favor of the holders of 2010 Notes, dated June 2, 2002	20-F	4.32	November 21, 2003	1-15000
4.23	Loan Agreement dated June 2, 2003, between Infineon Technologies Holding B.V., as Issuer, and Infineon	20-F	4.33	November 21, 2003	1-15000
4.24	Assignment Agreement dated June 2, 2003, among Infineon Technologies Holding B.V., Infineon and JPMorgan Chase Bank for the benefit of the holders of the 2010 Notes	20-F	4.34	November 21, 2003	1-15000
4.25†	Amendment 1, dated June 26, 2003, to Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and Compagnie IBM France, dated as of June 24, 1999	20-F	4.35	November 21, 2003	1-15000
4.25.1†	Amendment 2 effective as of December 31, 2005 to Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and IBM XXI SAS dated as of June 24, 1999.	20-F	4.25.1	November 30, 2006	1-15000
4.25.2	Framework Agreement dated as of August 8, 2007 among GlobalInformService, International Business Machines Corporation and Infineon Technologies AG, related to ALTIS Semiconductor	Filed herewith

Exhibit			Exhibit	Filing Date	SEC File
Number	Description of Exhibit	Form	Number	with SEC	Number

4.26†	Real Estate Leasing Contract between MoTo Object CAMPEON GmbH & Co. KG and Infineon dated as of December 23, 2003, with Supplementary Agreements No 1 and 2 (English translation)	20-F	4.28	November 26, 2004	1-15000
4.27.1	Contribution Agreement (Einbringungsvertrag) between Infineon Technologies AG and Qimonda AG, dated as of April 25, 2006, and addendum thereto, dated as of June 2, 2006 (English translation).
Filed as exhibit 10(i)(A) to the registration statement on form F-1 of Qimonda AG dated August 8, 2006 (file 333-135913) and incorporated herein by reference
4.27.2	Contribution Agreement (Einbringungsvertrag) between Infineon Holding B.V. and Qimonda AG, dated as of May 4, 2006 (English translation).
Filed as exhibit 10(i)(B) to the registration statement on form F-1 of Qimonda AG dated August 8, 2006 (file 333-135913) and incorporated herein by reference
4.27.3	Addenda No. 2 and 3 to Contribution Agreement (Einbringungsvertrag) between Infineon Technologies AG and Qimonda AG, dated as of April 25, 2006 (English translation).
Filed as exhibit 4(i)(W) to the annual report on form 20-F of Qimonda AG dated November 21, 2006 (file 1-32972) and incorporated herein by reference
4.27.5	Master Loan Agreement between Qimonda AG and Infineon Technologies Holding B.V., dated April 28, 2006.
Filed as exhibit 10(i)(D) to the registration statement on form F-1 of Qimonda AG dated August 8, 2006 (file 333-135913) and incorporated herein by reference
4.27.6	Global Services Agreement between Infineon Technologies AG and Qimonda AG, effective May 1, 2006.
Filed as exhibit 10(i)(E) to the registration statement on form F-1 of Qimonda AG dated August 8, 2006 (file 333-135913) and incorporated herein by reference
4.27.7	Master IT Cost Sharing Agreement by and between Infineon Technologies AG and Qimonda AG, effective May 1, 2006
Filed as exhibit 10(i)(Q) to the registration statement on form F-1 of Qimonda AG dated August 8, 2006 (file 333-135913) and incorporated herein by reference
4.28.1	Terms and Conditions of the 1.375% Guaranteed Subordinated Notes due 2010 in the aggregate nominal amount of EUR 215,000,000 (the “2007/2010 Notes”) issued by Infineon Technologies Investment B.V., on September 26, 2007	Filed herewith.
4.28.2	Subordinated Guarantee by Infineon Technologies AG in Favor of the Holders of the 2007/2010 Notes	Filed herewith.
4.29	Asset Purchase Agreement by and between LSI Corporation and Infineon Technologies AG dated as of August 20, 2007
Filed as exhibit 2.1 to the current report on form 8-K of LSI Corporation dated October 24, 2007 (file 1-10317) and incorporated herein by reference. Infineon Technologies AG agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.
8	List of Significant Subsidiaries and Associated Companies of Infineon
See “Additional Information — Organizational Structure”
12.1	Certification of chief executive officer pursuant to Exchange Act Rule 13a-14(a)	Filed herewith.
12.2	Certification of chief financial officer pursuant to Exchange Act Rule 13a-14(a)	Filed herewith.
13	Certificate pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith.
14.1	Consent of KPMG Deutsche Treuhand-Gesellschaft AG	Filed herewith

†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission