Form 20-F/A
period 2007-12-31
INFINEON TECHNOLOGIES AG
filed 2008-03-31
CIK 1107457

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐     No ☐

Explanatory Note

Infineon Technologies is filing as Exhibit 15.1 to this Amendment No. 1 certain materials incorporated in its Annual Report on Form 20-F by reference to the Annual Report of Qimonda AG, filed on November 16, 2007.

Item 19.	Exhibits

The Exhibit Index is hereby incorporated herein by reference.

SIGNATURES
Exhibit 12.1
Exhibit 12.2
Exhibit 13
Exhibit 15.1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

Date: March 31, 2008
Neubiberg, Germany

Infineon Technologies AG

/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and
Chief Executive Officer

/s/  Peter J. Fischl
Peter J. Fischl
Member of the Management Board and
Chief Financial Officer

Exhibit Index

Exhibit			Exhibit	Filing Date	SEC File
Number	Description of Exhibit	Form	Number	with SEC	Number

1.1	Articles of Association (as of November 2007) (English translation)	20-F	1.1	December 7, 2007	1-15000
1.2	Rules of Procedure for the Management Board (as of November 2007) (English translation)	20-F	1.2	December 7, 2007	1-15000
1.3	Rules of Procedure for the Supervisory Board (as of November 2007) (English translation)	20-F	1.3	December 7, 2007	1-15000
1.4	Rules of Procedure for the Investment Finance and Audit Committee of the Supervisory Board (as of November 2007) (English translation)	20-F	1.4	December 7, 2007	1-15000
2	The total amount of long-term debt securities of Infineon Technologies AG authorized under any instrument does not exceed 10% of the total assets of the group on a consolidated basis. Infineon Technologies AG hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Infineon Technologies AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.3	Patent Cross License Agreement between Infineon and Siemens AG, dated as of February 11, 2000	F-1	10.7	February 18, 2000	333-11508
4.9	Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and Compagnie IBM France, dated as of June 24, 1999	F-1	10.15	February 18, 2000	333-11508
4.18†	Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002	20-F	4.38	December 4, 2002	1-15000
4.19†	Amendments No 1, 2 and 3 to the Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002	20-F	4.19	November 23, 2005	1-15000
4.19.1†	Amendment No. 4 to the Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002	Filed as exhibit 10(i)(I) to the registration statement on form F-1 of Qimonda AG dated August 8, 2006 (file 333-135913) and incorporated herein by reference
4.20	Terms and Conditions of 5% Guaranteed Subordinated Convertible Notes due 2010 in the aggregate nominal amount of EUR 700,000,000 (the “2010 Notes”) issued on June 5, 2003 by Infineon Technologies Holding B.V.	20-F	4.30	November 21, 2003	1-15000
4.21	Undertaking for Granting of Conversion Rights from Infineon to JPMorgan Chase Bank for the benefit of the holders of the 2010 Notes, dated June 2, 2003	20-F	4.31	November 21, 2003	1-15000
4.22	Subordinated Guarantee of Infineon, as Guarantor, in favor of the holders of 2010 Notes, dated June 2, 2002	20-F	4.32	November 21, 2003	1-15000
4.23	Loan Agreement dated June 2, 2003, between Infineon Technologies Holding B.V., as Issuer, and Infineon	20-F	4.33	November 21, 2003	1-15000
4.24	Assignment Agreement dated June 2, 2003, among Infineon Technologies Holding B.V., Infineon and JPMorgan Chase Bank for the benefit of the holders of the 2010 Notes	20-F	4.34	November 21, 2003	1-15000
4.25†	Amendment 1, dated June 26, 2003, to Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and Compagnie IBM France, dated as of June 24, 1999	20-F	4.35	November 21, 2003	1-15000
4.25.1†	Amendment 2 effective as of December 31, 2005 to Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and IBM XXI SAS dated as of June 24, 1999	20-F	4.25.1	November 30, 2006	1-15000
4.25.2	Framework Agreement dated as of August 8, 2007 among GlobalInformService, International Business Machines Corporation and Infineon Technologies AG, related to ALTIS Semiconductor	20-F	4.25.2	December 7, 2007	1-15000

Exhibit			Exhibit	Filing Date	SEC File
Number	Description of Exhibit	Form	Number	with SEC	Number

4.26†	Real Estate Leasing Contract between MoTo Object CAMPEON GmbH & Co. KG and Infineon dated as of December 23, 2003, with Supplementary Agreements No 1 and 2 (English translation)	20-F	4.28	November 26, 2004	1-15000
4.27.1	Contribution Agreement (Einbringungsvertrag) between Infineon Technologies AG and Qimonda AG, dated as of April 25, 2006, and addendum thereto, dated as of June 2, 2006 (English translation)	Filed as exhibit 10(i)(A) to the registration statement on form F-1 of Qimonda AG dated August 8, 2006 (file 333-135913) and incorporated herein by reference
4.27.2	Contribution Agreement (Einbringungsvertrag) between Infineon Holding B.V. and Qimonda AG, dated as of May 4, 2006 (English translation)	Filed as exhibit 10(i)(B) to the registration statement on form F-1 of Qimonda AG dated August 8, 2006 (file 333-135913) and incorporated herein by reference
4.27.3	Addenda No. 2 and 3 to Contribution Agreement (Einbringungsvertrag) between Infineon Technologies AG and Qimonda AG, dated as of April 25, 2006 (English translation)	Filed as exhibit 4(i)(W) to the annual report on form 20-F of Qimonda AG dated November 21, 2006 (file 1-32972) and incorporated herein by reference
4.27.5	Master Loan Agreement between Qimonda AG and Infineon Technologies Holding B.V., dated April 28, 2006	Filed as exhibit 10(i)(D) to the registration statement on form F-1 of Qimonda AG dated August 8, 2006 (file 333-135913) and incorporated herein by reference
4.27.6	Global Services Agreement between Infineon Technologies AG and Qimonda AG, effective May 1, 2006	Filed as exhibit 10(i)(E) to the registration statement on form F-1 of Qimonda AG dated August 8, 2006 (file 333-135913) and incorporated herein by reference
4.27.7	Master IT Cost Sharing Agreement by and between Infineon Technologies AG and Qimonda AG, effective May 1, 2006	Filed as exhibit 10(i)(Q) to the registration statement on form F-1 of Qimonda AG dated August 8, 2006 (file 333-135913) and incorporated herein by reference
4.28.1	Terms and Conditions of the 1.375% Guaranteed Subordinated Notes due 2010 in the aggregate nominal amount of EUR 215,000,000 (the “2007/2010 Notes”) issued by Infineon Technologies Investment B.V., on September 26, 2007	20-F	4.28.1	December 7, 2007	1-15000
4.28.2	Subordinated Guarantee by Infineon Technologies AG in Favor of the Holders of the 2007/2010 Notes	20-F	4.28.2	December 7, 2007	1-15000
4.29	Asset Purchase Agreement by and between LSI Corporation and Infineon Technologies AG dated as of August 20, 2007	Filed as exhibit 2.1 to the current report on form 8-K of LSI Corporation dated October 24, 2007 (file 1-10317) and incorporated herein by reference. Infineon Technologies AG agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.
8	List of Significant Subsidiaries and Associated Companies of Infineon	See “Additional Information — Organizational Structure”
12.1	Certification of chief executive officer pursuant to Exchange Act Rule 13a-14(a)	Filed herewith
12.2	Certification of chief financial officer pursuant to Exchange Act Rule 13a-14(a)	Filed herewith
13	Certificate pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
15.1	Material incorporated into this Annual Report on Form 20-F, as amended, by reference to the Annual Report on Form 20-F of Qimonda AG	Filed herewith

†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.