Form 20-F
period 2008-09-30
INFINEON TECHNOLOGIES AG
filed 2008-12-29
CIK 1107457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☐
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☒
For the fiscal year ended September 30, 2008
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

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒       International Financial Reporting Standards as issued by the International Accounting Standards Board ☐       Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

Yes ☐ No ☐

INFINEON TECHNOLOGIES AG

ANNUAL REPORT ON FORM 20-F
FOR THE FISCAL YEAR ENDED
SEPTEMBER 30, 2008

CROSS REFERENCES TO FORM 20-F

		Page

PART I:
Item 1:	Identity of Directors, Senior Management and Advisers	n/a
Item 2:	Offer Statistics and Expected Timetable	n/a
Item 3:	Key Information:
	Selected Financial Data	1
	Exchange Rate Information	114
	Risk Factors	40
Item 4:	Information on the Company:
	History and Development of the Company	52
	Business Overview	55
	Organizational Structure	111
	Property, Plant and Equipment	66, 83
Item 4A:	Unresolved Staff Comments	none
Item 5:	Operating and Financial Review and Prospects	2
	Operating Results	10
	Liquidity and Capital Resources	21
	Research and Development; Patents and Licenses	71
	Trend Information	34
	Off-Balance Sheet Arrangements	24
	Contractual Obligations	24
Item 6:	Directors, Senior Management and Employees:
	Directors and Senior Management	85, 88
	Compensation	99
	Board Practices	90
	Employees	87
	Share Ownership	100
Item 7:	Major Shareholders and Related Party Transactions:
	Principal Shareholders	102
	Related Party Transactions	103
Item 8:	Financial Information	F-1
	Litigation	80
	Dividend Policy	112
	Significant Changes	112
Item 9:	The Offer and Listing:
	Price History of the Stock	116
	Markets	115
Item 10:	Additional Information:
	Articles of Association	105
	Material Contracts	123
	Exchange Controls	120
	Taxation	115
	Documents on Display	121
	Subsidiary Information	114
Item 11:	Quantitative and Qualitative Disclosure About Market Risk	32
Item 12:	Description of Securities Other Than Equity Securities	n/a

PART II:
Item 13:	Defaults, Dividend Arrearages and Delinquencies	none
Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	none
Item 15:	Controls and Procedures	121
Item 16A:	Audit Committee Financial Expert	122
Item 16B:	Code of Ethics	122
Item 16C:	Principal Accountant Fees and Services	122
Item 16D:	Exemption from the Listing Standards for Audit Committees	123
Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	none

PART III:
Item 18:	Financial Statements	F-1
Item 19:	Exhibits (See Exhibit Index)	—

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Our consolidated financial statements are expressed in Euro. In this annual report, references to “Euro” or “€” are to Euro and references to “U.S. dollars” or “$” are to United States dollars. For convenience, this annual report contains translations of Euro amounts into U.S. dollars at the rate of €1.00 = $1.4081, the noon buying rate of the Federal Reserve Bank of New York for Euro on September 30, 2008. The noon buying rate for Euro on December 22, 2008 was €1.00 = $1.3952. Our fiscal year ends on September 30 of each year. References to any fiscal year refer to the year ended September 30 of the calendar year specified. In this annual report, references to:

•	“our company” are to Infineon Technologies AG and its subsidiaries; and

•	“we”, “us” or “Infineon” are to Infineon Technologies AG and, unless the context otherwise requires, to its subsidiaries including Qimonda, and its predecessor, the former semiconductor group of Siemens AG; and

•	“Qimonda” are to Qimonda AG and its subsidiaries, and its predecessor, the former memory products segment of Infineon.

•	“Infineon Logic” are to the Company excluding Qimonda.

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

Forward-Looking Statements

This annual report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” and elsewhere in this annual report.

Use of Non-U.S. GAAP Financial Measures

This document contains non-U.S. GAAP financial measures. Non-U.S. GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with U.S. GAAP in our consolidated financial statements. For descriptions of these non-U.S. GAAP financial measures and the adjustments made to the most directly comparable U.S. GAAP financial measures, please refer to “Operating and Financial Review”.

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

We have derived the selected consolidated statement of operations and cash flow data for the 2004 through 2008 fiscal years and the selected consolidated balance sheet data at September 30, 2004 through 2008 from our consolidated financial statements, which have been prepared in accordance with U.S. GAAP and audited by KPMG AG Wirtschaftsprüfungsgesellschaft (previously KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft), an independent registered public accounting firm.

	For the years ended September 30,(1)(2)
	2004	2005	2006	2007	2008	2008(3)(4)
	(in millions, except per share data)

Selected Consolidated Statement of Operations data
Net sales	€4,187	€3,934	€4,114	€4,074	€4,321	$6,084
Cost of goods sold	2,608	2,745	2,805	2,702	2,823	3,975

Gross profit	1,579	1,189	1,309	1,372	1,498	2,109
Research and development expenses	871	903	816	768	755	1,063
Selling, general and administrative expenses	486	449	520	500	569	801
Restructuring charges(5)	15	77	23	45	181	255
Other operating (income) expenses, net	62	79	36	(20)	43	61

Operating income (loss)	145	(319)	(86)	79	(50)	(71)
Interest (expense) income, net	(11)	3	(67)	(40)	(26)	(37)
Equity in earnings (losses) of associated companies, net	2	12	(2)	—	4	6
Other non-operating income (expense), net	(54)	13	(41)	7	(16)	(23)
Minority interests	1	—	(7)	(14)	14	20

Income (loss) before income taxes, discontinued operations, and extraordinary loss	83	(291)	(203)	32	(74)	(105)
Income tax (expense) benefit	57	(33)	(47)	(69)	(61)	(85)

Income (loss) from continuing operations	140	(324)	(250)	(37)	(135)	(190)
Income (loss) from discontinued operations, net of tax	(79)	12	(18)	(296)	(2,987)	(4,206)

Income (loss) before extraordinary loss	61	(312)	(268)	(333)	(3,122)	(4,396)
Extraordinary loss, net of tax	—	—	—	(35)	—	—

Net income (loss)	€61	€(312)	€(268)	€(368)	€(3,122)	$(4,396)

Basic and diluted earnings (loss) per share:
Earnings (loss) per share from continuing operations	€0.19	€(0.43)	€(0.34)	€(0.05)	€(0.18)	$(0.25)
Earnings (loss) per share from discontinued operations	€(0.11)	€0.01	€(0.02)	€(0.40)	€(3.98)	$(5.60)
Earnings (loss) per share from extraordinary loss, net of tax	—	—	—	€(0.04)	—	—

Basic and diluted earnings (loss) per share	€0.08	€(0.42)	€(0.36)	€(0.49)	€(4.16)	$(5.86)

Weighted average shares outstanding — basic (millions)	735	748	748	749	750	750
Weighted average shares outstanding — diluted (millions)	737	748	748	749	750	750
Selected Consolidated Balance Sheet data
Cash and cash equivalents	€31	€516	€1,108	€1,073	€749	$1,055
Marketable securities	1,936	858	477	210	143	201
Working capital (deficit), excluding cash and cash equivalents, marketable securities and assets held for disposal	377	381	39	(16)	105	150
Assets held for disposal	4,750	4,861	5,861	5,653	2,224	3,131
Total assets	10,976	10,853	11,693	10,753	7,083	9,974
Short-term debt and current maturities	103	99	797	260	207	291
Liabilities held for disposal	1,933	1,813	1,911	1,897	2,091	2,945
Long-term debt, excluding current portion	1,400	1,458	1,058	1,149	1,051	1,480
Shareholders’ equity	5,978	5,629	5,315	4,914	1,764	2,484
Selected Consolidated Cash Flow data
Net cash provided by operating activities from continuing operations	1,164	607	677	227	535	753
Net cash provided by (used in) investing activities from continuing operations	(761)	682	(52)	(20)	(620)	(873)
Net cash used in financing activities from continuing operations	(790)	(804)	(11)	(214)	(230)	(324)
Depreciation and amortization expense from continuing operations	€568	€788	€702	€609	€542	$763

Notes:

(1)	Columns may not add up due to rounding.

(2)	During the 2008 fiscal year we committed to a plan to dispose of Qimonda. Accordingly, the results of Qimonda are reported as discontinued operations in the Selected Consolidated Statement of Operations data for all periods presented, and the assets and liabilities of Qimonda have been reclassified as held for disposal in the Selected Consolidated Balance Sheet data for all periods presented.

(3)	Unaudited.

(4)	Converted from Euro into U.S. dollars at an exchange rate of €1 = $1.4081, which was the noon buying rate on September 30, 2008.

(5)	These charges relate to cost-reduction programs implemented to restructure our organization.

OPERATING AND FINANCIAL REVIEW FOR THE 2008 FISCAL YEAR

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

Overview of the 2008 Fiscal Year

In our 2008 fiscal year, which ended September 30, the global economy slowed substantially compared with our prior fiscal year. This slow-down was intensified by the deepening crisis in financial markets, by major corrections in housing markets in a number of major economies, and by surges in commodity prices. Global semiconductor market growth was in the low single-digits compared to market volume in the prior fiscal year.

The following were the key developments in our business during the 2008 fiscal year:

Financial Results

•	Despite unfavorable currency exchange rates and pricing pressure, we were able to increase overall net sales in our logic segments during the 2008 fiscal year. Net sales in our Automotive, Industrial & Multimarket segment declined slightly. This resulted mainly from the deconsolidation of our high power bipolar business in the first quarter of the 2008 fiscal year as a consequence of the formation of a joint venture with Siemens AG (“Siemens”) and the sale of our hard disk drive (“HDD”) business to LSI Corporation (“LSI”). Excluding these effects, and despite significant pricing pressure, this segment experienced slightly increased net sales in the 2008 fiscal year. Furthermore, during the 2008 fiscal year, net sales of our Communication Solutions segment increased strongly, driven mainly by the wireless business. Overall, net sales of our combined logic segments increased by 6 percent, from €4,074 million in the 2007 fiscal year to €4,321 million in the 2008 fiscal year.

•	During the quarter ended March 31, 2008, we committed to a plan to dispose of Qimonda. The results of Qimonda are reported as discontinued operations in our company’s consolidated statements of operations for all periods presented, and the assets and liabilities of Qimonda have been reclassified as held for disposal in the consolidated balance sheets for all periods presented. Following this reclassification, Qimonda has been remeasured to its current fair value less costs to sell for each period thereafter, resulting in write-downs of €1,303 million, which have been recorded in “Loss from discontinued operations, net of tax”. With this reclassification, the individual line items in Infineon’s consolidated statements of operations, including “Net sales”, reflect Infineon’s continuing operations without Qimonda for all periods presented. All results relating to Qimonda are reported in the line item “Loss from discontinued operations, net of tax” for all periods presented. In addition, earnings per share and the statements of cash flows differentiate between “continuing” and “discontinued” operations for all periods presented.

•	Earnings before interest and taxes (“EBIT”) in our Automotive, Industrial & Multimarket segment improved primarily as a result of the sale of 40 percent of our high power bipolar business to, and the formation of a joint venture with Siemens, as well as the disposal of the HDD business. EBIT of our Automotive, Industrial & Multimarket segment was negatively impacted by production equipment impairment charges. Excluding these effects, EBIT of this segment remained stable in the 2008 fiscal year. In our Communication Solutions segment, EBIT continued to improve mainly driven by the sales increase. EBIT for our combined logic segments in the 2008 fiscal year was negative €48 million compared to positive €37 million in the 2007 fiscal year, and was negatively impacted by restructuring and impairment charges in particular, which were only partly offset by gains from the sale of businesses.

•	The extreme pricing pressure experienced in the memory products industry during the last year resulted in Qimonda incurring significant losses, which are reflected in “Loss from discontinued operations, net of tax” in our consolidated statements of operations. These losses and the write-downs recorded during the 2008 fiscal year to re-measure Qimonda to its current fair value less costs to sell had a material negative impact on our results of operations. Our net loss increased from €368 million in the 2007 fiscal year to €3,122 million in the 2008 fiscal year. On December 21, 2008, we, the German Free State of Saxony, and Qimonda jointly announced a financing package for Qimonda. The package includes a €150 million loan from the German Free State of Saxony, a €100 million loan from a state bank in Portugal and a €75 million loan from us. In addition to this financing package, Qimonda has announced that it expects to receive guarantees totaling €280 million from the Federal Government of Germany and the Free State of Saxony. Based on such guarantees, Qimonda has announced that it is already in advanced negotiations regarding the financing of €150 million. The availability of the total financing package is contingent upon successful completion of the relevant state, federal and European Commission approval procedures as well as final agreement on the detailed terms and conditions of the transaction. See “— Recent Developments Related to Qimonda”.

•	Our cash flow provided by operating activities from continuing operations increased from €227 million in the 2007 fiscal year to €535 million in our 2008 fiscal year. Cash flow used in operating activities from discontinued operations was €659 million in the 2008 fiscal year, compared to an inflow of €980 million in the prior year. This decrease of €1,639 million primarily reflects the loss incurred by Qimonda in the 2008 fiscal year. The sum of our cash flows from operating activities (continuing and discontinued operations combined) decreased from €1,207 million provided in the 2007 fiscal year to €124 million used during the 2008 fiscal year.

Corporate Activities:

•	To address rising risks in the current market environment, adverse currency trends and below benchmark margins, we implemented our cost-reduction program “IFX10+” in the third quarter of the 2008 fiscal year. Subsequent to the end of the 2008 fiscal year, and in light of continuing adverse developments in general economic conditions and in our industry, we identified significant further costs savings in addition to those originally anticipated. We expect that this program will result in significant annualized cost savings in the next fiscal year, primarily through measures in the following areas:

•	Product portfolio management to eliminate unprofitable or insufficiently profitable product families and to increase efficiency in research and development (“R&D”);

•	Reduction of manufacturing costs and optimization of the value chain;

•	Improved efficiency of processes and tasks in the fields of general and administrative expenses, R&D and marketing and sales;

•	Re-organization of our structure along our target markets. Starting October 1, 2008, our company is organized in five segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions and Wireline Communications; and

•	Reductions in workforce.

During the 2008 fiscal year, we incurred restructuring charges of €181 million, which are primarily related to the IFX10+ cost-reduction program.

•	During the 2008 fiscal year, we completed the following two business acquisitions:

•	In October 2007, we acquired the mobility products business of LSI to further strengthen our activities in the field of communications. The acquired business develops semiconductors and software for mobile phone platform solutions.

•	In April 2008, we acquired Primarion, Inc., Torrance, California (“Primarion”) in order to further strengthen our activities in the field of power management applications. Primarion is among the leaders in designing, manufacturing and marketing digital power ICs for computing, graphics and communication applications.

•	During the 2008 fiscal year we completed the following three business disposals:

•	In November 2007, we entered into a joint venture agreement with Siemens, whereby we contributed all assets and liabilities of our high power bipolar business to a newly formed legal entity called Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”). Siemens subsequently acquired a 40 percent interest in Bipolar. We realized a gain before tax of €27 million from this transaction.

•	In April 2008, LSI acquired our HDD business, which designs, manufactures and markets semiconductors for HDD devices. We transferred our entire HDD activities, including customer relationships and know-how, to LSI, and we granted LSI a license for intellectual property (“IP”). We realized a gain before tax of €41 million from this sale.

•	In August 2008, we sold our bulk acoustic wave filter business (“BAW”) to Avago Technologies Ltd (“Avago”) and entered into a supply agreement through December 2009 with Avago. The BAW business designs, manufactures and markets cellular duplexers for N-CDMA and W-CDMA applications and filters for GPS. We realized a gain before tax of €11 million and recorded a deferred gain of €6 million which will be realized over the term of the supply agreement.

•	During the third quarter of the 2008 fiscal year, we repurchased a notional amount of €100 million of our convertible subordinated notes due 2010. The repurchase was made out of available cash. These notes were subsequently cancelled.

•	In August 2007, we and International Business Machines Corporation, New York, USA (“IBM”) signed an agreement in principle to divest our respective shares in ALTIS Semiconductor S.N.C., Essonnes, France (“ALTIS”) via a sale to Advanced Electronic Systems AG (“AES”). As of September 30, 2008, negotiations with AES have not progressed as previously anticipated and could not be completed. Despite the fact that negotiations are ongoing with additional parties, the outcome of these negotiations is uncertain. As a result, we reclassified related assets and liabilities previously classified as held for sale into held and used in the consolidated balance sheet as of September 30, 2008. The reclassification of the disposal group into held and used required an adjustment of €59 million to the carrying amount of the disposal group, which was recorded in income from continuing operations. The disposal group was measured at the lower of its carrying amount before being classified as held for sale, adjusted for any depreciation and amortization expense that would have been recognized had the disposal group been continuously classified as held and used, or the fair value at the date of the reclassification.

•	As part of our ongoing efforts to improve our production processes, expand our production capabilities, and improve our cost position, we:

•	continued to invest in our front-end power fabrication facility located in Kulim Hi-Tech Park, Malaysia. The capacity upon completion will be approximately 100,000 wafer starts per month using 200-millimeter wafers. At the end of the 2008 fiscal year aggregate capital expenditures to date were approximately €450 million and production was running at 40,000 wafer starts per month. The facility produces power and logic chips used in industrial and automotive power applications;

•	are currently qualifying products in 65-nanometer technology at several manufacturing partners and have begun to develop products based on 40-nanometer technology, which we currently plan to have manufactured by one of our manufacturing partners; and

•	are proceeding with our development agreements with IBM and its development and manufacturing partners to develop 32-nanometer technology. This agreement builds on the success of earlier joint development and manufacturing agreements.

Product and Technology Developments

•	We continued to invest heavily in research and development and achieved a number of significant milestones and product developments during the year:

Energy Efficiency

•	the introduction of three new families of OptiMOStm 3 N-channel MOSFETs with breakdown voltages of 40V, 60V and 80V, offering industry-leading performance in such key power conversion matrices as on-state resistance, which enables reductions of power losses of as much as 30 percent in power conversion and management applications, including switched mode power supplies, DC/DC converters and DC motor drives in computers, home appliances, industrial automation systems, telecommunications equipment and such consumer devices as power tools, electric lawnmowers and fans;

•	the introduction of the world’s first 900V high voltage power MOSFETs using a charge compensation principle for switched mode power supplies (for example, PC silverboxes and server power supplies), industry (for example, building and streetlighting) and renewable energy applications (for example, photovoltaic converters);

•	the introduction of our new MIPAQtm family of IGBT modules that offers a very high level of integration enabling highly efficient power inverter designs to be used in uninterruptible power supplies, industrial drives such as compressors, pumps and fans, solar power plants, and air conditioning systems;

Security

•	our company’s appointment to provide security microcontrollers for the largest contactless microcontroller transportation card project in China in 2008, known as the “Shenzhen Tong” microcontroller cards, which are multi-application cards that can be used as both a ticket in public transportation and for payment in stores;

•	the introduction of a 32-bit high-security flash microcontroller designed to bring a significant layer of security and convenience to mobile applications based on NFC (Near Field Communications), which enables new services on mobile devices, such as ticketing, secure banking and loyalty programs, by holding a NFC-enabled mobile phone in front of a contactless terminal;

•	the introduction of the new SLM 76 family of security microcontrollers targeting the growing market of machine-to-machine communication (M2M) for various applications, such as utility monitoring, remote alarm systems, car telematics, fleet management and vending machines (stock level checks);

Communications

•	the start of volume production of our HSDPA mobile phone platform XMMtm6080 to Samsung Electronics Co. Ltd., Seoul, Korea (“Samsung”) and another customer. We also introduced a new generation 3G platform family. The new XMM61xx platform family addresses all major 3G market segments from cost efficient HSDPA to high-end HSUPA phones;

•	the sampling of our 65-nanometer GSM/GPRS single-chip solution X-GOLDtm113 and EDGE single-chip solution X-GOLDtm213. Both chips integrate the baseband, RF transceiver, power management unit, and FM radio in a single die; and

•	the introduction of XWAYtm ARX168, a single-chip ADSL2+ device with industry-first integrated Gigabit Ethernet support and advanced features to support Internet Protocol Television (IPTV) and wireless transmission rates of over 150 Mbps.

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

During the 2008 fiscal year, our continuing core business was organized in two segments, our Automotive, Industrial & Multimarket segment and our Communication Solutions segment.

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

Effective October 1, 2008, to better align our business with our target markets, we reorganized our core business into five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions and Wireline Communications:

•	The Automotive segment designs, develops, manufactures and markets semiconductors for use in automotive applications. Together with its product portfolio, Infineon offers corresponding system know-how and support to its customers.

•	The Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in industrial applications and in applications with customer-specific product requirements.

•	The Chip Card & Security segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in chip card and security applications.

•	The Wireless Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireless communication applications.

•	The Wireline Communications segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions focused on wireline access applications.

We have two additional segments for reporting purposes, our Other Operating Segments, which includes remaining activities for certain product lines that have been disposed of, and other business activities, and our Corporate and Eliminations segment, which contains items not allocated to our operating segments, such as certain corporate headquarters’ costs, strategic investments, unabsorbed excess capacity and restructuring costs.

In addition, we currently hold a 77.5 percent interest in Qimonda. Qimonda designs memory technologies and develops, manufactures, and markets a large variety of memory products on a module, component and chip level. During the second quarter of the 2008 fiscal year, we committed to a plan to dispose of Qimonda and classified the assets and liabilities of Qimonda as “held for disposal” for all periods presented.

On December 21, 2008, we, the German Free State of Saxony, and Qimonda jointly announced a financing package for Qimonda. The package includes a €150 million loan from the German Free State of Saxony, a €100 million loan from a state bank in Portugal and a €75 million loan from us. In addition to this financing package, Qimonda has announced that it expects to receive guarantees totaling €280 million from the Federal Government of Germany and the Free State of Saxony. Based on such guarantees, Qimonda has announced that it is already in advanced negotiations regarding the financing of €150 million. The availability of the total financing package is contingent upon successful completion of the relevant state, federal and European Commission approval procedures as well as final agreement on the detailed terms and conditions of the transaction. See “— Recent Developments Related to Qimonda”.

The Semiconductor Industry and Factors that Impact Our Business

Our business and the semiconductor industry generally are highly cyclical and characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life-cycles and wide fluctuations in product supply and demand. Although these factors affect all segments of our business, they are especially pronounced for Qimonda, are increasingly true for our Communication Solutions segment, and have historically had the least impact on our Automotive, Industrial & Multimarket segment.

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

We attempt to mitigate the impact of cyclicality by investing in manufacturing capacities throughout the cycle and entering into alliances and foundry manufacturing arrangements that provide flexibility in responding to changes in the cycle.

  Substantial Capital and R&D Expenditures

Semiconductor manufacturing is very capital-intensive. The manufacturing capacities that are essential to maintain a competitive cost position require large capital investments. The top 10 capital spenders in the industry, according to IC Insights, account for approximately 60 percent of the industry’s projected 2008 capital spending budgets. Manufacturing processes and product designs are based on leading-edge technologies that require considerable research and development expenditures. A high percentage of the cost of operating a fab is fixed; therefore, increases or decreases in capacity utilization can have a significant effect on profitability.

Because pricing, for DRAM products in particular, is market-driven and largely beyond our and Qimonda’s control, a key factor for Qimonda in achieving and maintaining profitability is to continually lower its per-unit costs by reducing total costs and by increasing unit production output through productivity improvements.

To reduce total costs, we and Qimonda each intend to share the costs of our respective research and development and manufacturing facilities with third parties, either by establishing alliances or through the use of foundry facilities for manufacturing. We believe that cooperation in alliances for R&D, as well as manufacturing and foundry partnerships, provide us with a number of important benefits, including the sharing of risks and costs, reductions in our own capital requirements, acquisitions of technical know-how, and access to additional production capacities. In our logic business, our principal alliances are with IBM, Chartered Semiconductor Manufacturing Ltd., Singapore (“Chartered Semiconductor”) and Samsung for CMOS development and manufacturing at 65-nanometer, 45-nanometer, and 32-nanometer process technologies. Further, we have established foundry relationships with United Microelectronics Corporation, Taipei, Taiwan (“UMC”) for 130-nanometer and 90-nanometer manufacturing. In the backend field, in August 2008, we, STMicroelectronics NV and STATS ChipPAC Ltd. announced an agreement to jointly develop the next-generation of embedded Wafer-Level Ball Grid Array (“eWLB”) technology, based on our first-generation technology, for use in manufacturing future-generation semiconductor packages. This will build on our existing eWLB packaging technology, which we have licensed to our development partners. The new R&D effort, for which the resulting IP will be jointly owned by the three companies, will focus on using both sides of a reconstituted wafer to provide solutions for semiconductor devices with a higher integration level and a greater number of contact elements. In addition, Qimonda has established foundry relationships with partners in Asia, including Winbond Electronics Corp., Taichung, Taiwan (“Winbond”), to increase its manufacturing capacities, and therefore its potential revenues, without investing in additional manufacturing assets.

We expect to continue to increase unit production output through improvements in manufacturing, which is achieved by producing chips with smaller structure sizes (more bits per chip) and by producing more chips per silicon wafer (by using larger wafers). Currently, a substantial portion of our logic capacity is based on 130-nanometer structure sizes. Our 130-nanometer process technology, with up to eight layers of copper metallization, is in full production at several manufacturing sites, including our Dresden facility. Additional 130-nanometer process options have been developed to fulfill the needs of specialty applications. Our 90-nanometer logic technology is in production. We are currently qualifying 65-nanometer technology at several manufacturing partners and have begun to develop products based on 40-nanometer technology which are currently planned to be manufactured initially at one of our manufacturing partners.

About half of our fab capacity for logic products is used for the manufacture of power semiconductors used in automotive and industrial applications. We have manufacturing sites in Regensburg, Germany, in Villach, Austria and in Kulim, Malaysia. We continue to focus on innovation for power semiconductors, introducing power copper metallization and special processes to fabricate ever thinner wafers to optimize electrical resistance.

  Technological Development and Competition

Sales prices per unit are volatile and generally decline over time due to technological developments and competitive pressure. Logic products generally have a certain degree of application specification. Although generally less volatile than those for commodity memory products, unit sales prices for logic products typically decline over time as technological developments occur. By contrast, DRAM products are to a large extent commodities. Since most specifications are standardized, customers can switch between suppliers on short notice. This leads to strong competition within the market, especially for standard DRAM products for PC applications, and causes manufacturers to pass cost savings on to their customers in an effort to gain market share.

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

  Seasonality

Our sales are affected by seasonal and cyclical influences, with sales historically strongest in our fourth fiscal quarter. These short cycles are influenced by longer cycles that are a response to innovative technical solutions from our customers that incorporate our products. The short-term and mid-term cyclicality of our sales reflects the supply and demand fluctuations for the products that contain our semiconductors. If anticipated sales or shipments do not occur when expected, expenses and inventory levels in a given quarter can be disproportionately high, and our results of operations for that quarter, and potentially for future quarters, may be adversely affected.

  Product Development Cycles

For logic products, the cycle for test, evaluation and adoption of our products by customers before the start of volume production can range from several months to more than one year. Due to this lengthy cycle, we may experience significant delays from the time we incur expenses for R&D, marketing efforts, and investments in inventory, to the time we generate corresponding revenue, if any. Development cycles affect memory products to a lesser extent due to the higher degree of standardization for most memory products.

  Acquisition and Divestiture Strategy

A key element of our core business strategy is to seek to reduce the time required to develop new technologies and products and bring them to market, and to optimize our existing product offerings, market coverage, engineering workforce, and technological capabilities. We plan to continue to evaluate strategic opportunities as they arise, including business combination transactions, strategic relationships, capital investments, and the purchase or sale of assets or businesses.

  Intellectual Property

Due to the high-technology nature of the semiconductor industry, IP, meaning intangible assets relating to proprietary technology, is of significant importance. We do not record assets on our balance sheet for self-developed IP. Only IP licensed from others or acquired through business combinations is reflected on our balance sheet, and reduced through amortization over its expected useful life. The value of such acquired IP is often complex and difficult to estimate. We also derive modest revenues from the licensing of our IP, generally pursuant to cross licensing arrangements.

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

  Semiconductor Market Conditions in the 2008 Fiscal Year

According to WSTS, the global semiconductor market grew by 4 percent through the first nine months of the 2008 calendar year compared to the same period last year, following a growth rate of 3.2 percent in the 2007 calendar year. In November 2008, WSTS predicted a growth rate of 2 percent for the full 2008 calendar year. Sales in North America are expected to decrease by 8 percent and in Europe by 1 percent in the 2008 calendar year, according to WSTS. The semiconductor market in Asia/Pacific (excluding Japan) is expected to increase by 8 percent; the Japanese market is expected to grow by 1 percent. Sales of non-memory products (logic chips, analog, and discretes), which accounted for 81 percent of the entire market in the first nine months of the 2008 calendar year, are predicted to grow by 8 percent compared with the 2007 calendar year. Sales of memory products are predicted to decline by 15 percent compared with the 2007 calendar year.

Results of Operations

Results of Operations as a Percentage of Net Sales

The following table presents the various line items in our consolidated statements of operations expressed as percentages of net sales.

	For the years ended September 30,(1)
	2006	2007	2008

Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(68.2)	(66.3)	(65.3)

Gross profit	31.8	33.7	34.7

Research and development expenses	(19.8)	(18.9)	(17.5)
Selling, general and administrative expenses	(12.6)	(12.3)	(13.2)
Restructuring charges	(0.6)	(1.1)	(4.2)
Other operating (expense) income, net	(0.9)	0.5	(1.0)

Operating (loss) income	(2.1)	1.9	(1.2)

Interest expense, net	(1.6)	(1.0)	(0.6)
Equity in (losses) earnings of associated companies, net	(0.1)	—	0.1
Other non-operating (expense) income, net	(1.0)	0.2	(0.3)
Minority interests	(0.2)	(0.3)	0.3

(Loss) income before income taxes, discontinued operations, and extraordinary loss	(5.0)	0.8	(1.7)

Income tax expense	(1.1)	(1.7)	(1.4)

Loss from continuing operations	(6.1)	(0.9)	(3.1)

Loss from discontinued operations, net of tax	(0.4)	(7.3)	(69.1)

Loss before extraordinary loss	(6.5)	(8.2)	(72.2)

Extraordinary loss, net of tax	—	(0.8)	—

Net loss	(6.5)%	(9.0)%	(72.2)%

(1)	Columns may not add up due to rounding.

Reorganization

Our organizational structure for the period through March 31, 2008 became effective on May 1, 2006, following the legal separation of our memory products business into the stand-alone legal company Qimonda. Effective March 31, 2008, the results of Qimonda are reported as discontinued operations in our consolidated statements of operations for all periods presented, and the assets and liabilities of Qimonda have been classified as held for disposal in the consolidated balance sheets for all periods presented.

As a result, our company operated primarily in two operating segments during the 2008 fiscal year: Automotive, Industrial & Multimarket, and Communication Solutions. Further, certain of our remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, and new business activities also meet the SFAS No. 131 “Disclosure about Segments of an Enterprise and Related Information” definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category pursuant to SFAS No. 131.

Following the completion of the Qimonda carve-out, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to our logic segments. In addition, Other Operating Segments includes net sales and earnings that Infineon Logic’s 200-millimeter production facility in Dresden recorded from the sale of wafers to Qimonda under a foundry agreement, which was cancelled during the 2008 fiscal year. The Corporate and Eliminations segment reflects the elimination of these net sales and earnings. Also, effective October 1, 2007, we record gains and losses from sales of investments in marketable debt and equity securities in the Corporate and Eliminations segment. The segments’ results of operations for prior periods have been reclassified to be consistent with the revised reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.

Effective October 1, 2008, to better align our business with our target markets we reorganized our core business into five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions and Wireline Communications. We will report our segment results under this new structure beginning with the first quarter of the 2009 fiscal year.

Net Sales

We generate our revenues primarily from the sale of our semiconductor products and systems solutions. Our semiconductor products include a wide array of chips and components used in electronic applications ranging from wireless and wireline communication systems, to chip cards, to automotive electronics, and industrial applications.

We generated the majority of our product sales in the 2008 fiscal year through our direct sales force, with approximately 22 percent of net sales from our logic segments derived from sales made through distributors.

We derive our license revenue from royalties and license fees earned on technology that we own and license to third parties. This enables us to recover a portion of our research and development expenses, and also often allows us to gain access to manufacturing capacity at foundries through joint licensing and capacity reservation arrangements.

Our net sales fluctuate in response to a combination of factors, including the following:

•	The market prices for our products, including fluctuations in exchange rates that affect our prices;

•	Our overall product mix and sales volumes;

•	The stage of our products in their respective life cycles;

•	The effects of competition and competitive pricing strategies;

•	Governmental regulations influencing our markets (e.g., energy efficiency regulations); and

•	The global and regional economic cycles.

	For the years ended September 30,
	2006	2007	2008
	(€ in millions, except percentages)

Net sales	4,114	4,074	4,321
Changes year-on-year		(1)%	6%
Of which:
License income	21	20	54
Percentage of net sales	1%	0%	1%
Effect of foreign exchange over prior year	142	(174)	(271)
Percentage of net sales	3%	(4)%	(6)%
Impact of acquisitions over prior year	40	16	133
Percentage of net sales	1%	0%	3%

In the 2008 fiscal year, net sales increased primarily as a result of the revenue increase in the wireless business of the Communication Solutions segment, while net sales in our Automotive, Industrial & Multimarket segment slightly decreased. The increase in license income was due to higher license income within our Communication Solutions segment. The strength of the Euro (primarily against the U.S. dollar) during the 2007 and 2008 fiscal years negatively impacted net sales, whereas net sales in the 2006 fiscal year were positively impacted by the effect of foreign exchange rates. The effect of foreign exchange over the prior year is calculated as the estimated change in current year sales if the average exchange rate for the preceding year were applied as a constant rate in the current year. The increase in net sales resulting from business acquisitions since the beginning of the prior year reflects primarily the inclusion of a full-year consolidation of sales in the year after the initial acquisition. Net sales for the 2008 fiscal year include the effect of the mobility products business acquired from LSI starting October 25, 2007, and Primarion starting April 28, 2008. Net sales for the 2007 fiscal year include the effect of the DSL Customer Premises Equipment (“CPE”) business acquired from Texas Instruments Inc. (“TI”) starting August 1, 2007.

Net Sales by Segment

	For the years ended September 30,
	2006		2007		2008
	(€ in millions, except percentages)

Automotive, Industrial & Multimarket	2,839	69%	3,017	74%	2,963	69%
Communication Solutions(1)	1,205	29	1,051	26	1,360	31
Other Operating Segments(2)	310	8	219	5	100	2
Corporate and Eliminations(3)	(240)	(6)	(213)	(5)	(102)	(2)

Total	4,114	100%	4,074	100%	4,321	100%

(1)	Includes sales of €0, €30 million and €10 million for fiscal years ended September 30, 2006, 2007, and 2008, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes sales of €256 million, €189 million and €79 million for fiscal years ended September 30, 2006, 2007 and 2008, respectively, from sales of wafers from Infineon Logic’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(3)	Includes the elimination of sales of €256 million, €219 million and €89 million for fiscal years ended September 30, 2006, 2007 and 2008, respectively, since these sales are not expected to be part of the Qimonda disposal plan.

•	Automotive, Industrial & Multimarket — Despite continued segment-wide pricing pressure, we were able to increase net sales in the 2007 fiscal year. The sales growth was mainly driven by continuing strong demand for high power products in industrial applications, an increase of sales for energy efficient devices in industrial and multimarket applications, and increasing demand for government ID applications. In the 2008 fiscal year, net sales of the segment slightly decreased due to the sale of an interest in the bipolar business and formation of a joint venture which is being consolidated under the equity method of accounting effective October 1, 2007, and the sale of the HDD business to LSI in the third quarter of the 2008 fiscal year. Net sales of the remaining businesses increased as higher sales volumes more than offset the continued pricing pressures caused by technological developments and competition. Growth in net sales was driven mainly by continued strong demand for industrial high power applications, an increase in sales of multimarket applications, and a continued growing demand for government ID applications.

•	Communication Solutions — In the 2007 fiscal year, net sales in the Communication Solutions segment declined primarily due to a continued decrease in net sales in the wireless business mainly driven by the insolvency of BenQ’s German subsidiary as well as ongoing pricing pressure that could not be fully offset by increased shipments of complete mobile phone platform solutions to leading customers such as LG, Panasonic, and ZTE. In addition, net sales in the wireline business declined mainly due to lower revenues for digital cordless products and the phase-out of our fiber optics business during the 2006 fiscal year. Net sales in the 2008 fiscal year increased strongly, primarily driven by the wireless business, resulting from a strong increase in mobile phone platform shipments and the consolidation of the mobility products business acquired from LSI. Net sales in the wireline business increased slightly as growth in broadband solutions — mainly driven by the consolidation of the CPE business acquired from TI — was partially offset by declining legacy revenues and negative currency effects.

•	Other Operating Segments — Net sales in the 2006, 2007 and 2008 fiscal years comprised mainly inter-segment sales of wafers from Infineon Logic’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement which are eliminated in the Corporate and Eliminations segment. Effective November 30, 2007, as part of its measure aimed at further focusing its production on 300-millimeter capacities, Qimonda canceled the foundry agreement with Infineon Logic resulting in a significant decline in net sales during the 2008 fiscal year. The last wafers were delivered to Qimonda in May 2008.

Net Sales by Region and Customer

	For the years ended September 30,
	2006		2007		2008
	(€ in millions, except percentages)

Germany	1,010	25%	907	22%	924	21%
Other Europe	933	23%	888	22%	818	19%
North America	535	13%	564	14%	503	12%
Asia/Pacific	1,324	32%	1,450	36%	1,800	42%
Japan	209	5%	213	5%	198	4%
Other	103	2%	52	1%	78	2%

Total	4,114	100%	4,074	100%	4,321	100%

Sales decreased in Germany during our 2007 fiscal year primarily due to the insolvency of BenQ’s German subsidiary, while sales increased in the Asia/Pacific region driven by higher sales volumes, particularly in the Automotive, Industrial & Multimarket and Communication Solutions segments. The absolute and relative increase in the share of net sales in Asia/Pacific in the 2008 fiscal year was mainly due to the acquisition of the mobility products business from LSI and higher shipments of mobile phone platforms solutions to customers in Asia/Pacific in our Communication Solutions segment.

The net sales in our Automotive, Industrial & Multimarket segment increased in Germany and Asia/Pacific, whereas sales decreased in Other Europe, North America and Japan. The number of customers in this segment grew by more than 10 percent in the 2008 fiscal year. The top 20 customers in this segment accounted for approximately 62 percent of the segment’s sales in the 2008 fiscal year.

In the Communication Solutions segment, we have experienced a further shift of net sales from Europe and North America to the Asia/Pacific region in the 2008 fiscal year. Our top 20 customers in this segment accounted for over 70 percent of its net sales in the 2008 fiscal year.

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

We include in cost of goods sold the cost of inventory purchased from our joint ventures and other associated and related companies. Our purchases from these associated and related companies amounted to €200 million, €47 million, and €148 million in the 2006, 2007 and 2008 fiscal years respectively.

	For the years ended September 30,
	2006	2007	2008
	(€ in millions, except percentages)

Cost of goods sold	2,805	2,702	2,823
Changes year-on-year		(4)%	4%
Percentage of net sales	68%	66%	65%
Gross margin	32%	34%	35%

Our gross margin in the 2007 fiscal year increased slightly from the prior year. During the 2008 fiscal year our gross margin further increased primarily as a result of productivity measures.

•	Automotive, Industrial & Multimarket — The gross margin in the 2007 fiscal year remained unchanged from the prior year, as pricing pressure and certain corporate overhead expenses that resulted from the Qimonda carve out were offset by increases in productivity. In the 2008 fiscal year, we were able to slightly increase gross margin by means of measures to increase productivity despite an increase in idle capacity cost.

•	Communication Solutions — In the 2006 fiscal year, gross margin was positively impacted by lower idle capacity costs and the successful implementation of measures to increase productivity, which more than offset the inventory write-downs resulting from the insolvency of BenQ’s German subsidiary. In the 2007 and 2008 fiscal years, the gross margin of this segment remained stable.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for research and development personnel, material costs, depreciation and maintenance of equipment used in our research and development efforts, and contracted technology development costs. R&D expenses also include our joint technology development arrangements with partners such as IBM.

We continue to focus our investments on the development of leading-edge manufacturing technologies and products with high potential for growth and profitability.

	For the years ended September 30,
	2006	2007	2008
	(€ in millions, except percentages)

Research and development expenses	816	768	755
Changes year-on-year		(6)%	(2)%
Percentage of net sales	20%	19%	17%
Government subsidies	49	91	62
Percentage of net sales	1%	2%	1%

Some of our R&D projects qualify for subsidies from local and regional governments where we do business. If the criteria to receive a grant are met, the subsidies received reduce R&D expenses over the project term as expenses are incurred.

•	Automotive, Industrial & Multimarket — In the 2007 fiscal year, R&D expenses remained stable as a percentage of net sales and slightly increased in absolute terms mainly driven by automotive and industrial applications. In the 2008 fiscal year, R&D expenses remained unchanged, both in terms of absolute figures and as a percentage of sales.

•	Communication Solutions — In the 2007 fiscal year, R&D expenses continued to decline in absolute terms and remained stable as a percentage of net sales, reflecting the implementation of cost reduction measures in response to the insolvency of BenQ’s German subsidiary. In the 2008 fiscal year, R&D expenses remained stable in absolute terms despite the consolidation effect of the acquired activities for DSL customer premises equipment and mobile phone ICs, as efficiency gains and cost reduction measures initiated during the 2007 fiscal year were taking effect for a full fiscal year. As a percentage of sales, R&D expenses in the Communication Solutions segment declined sharply, mainly driven by the revenue increase.

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

	For the years ended September 30,
	2006	2007	2008
	(€ in millions, except percentages)

Selling, general and administrative expenses	520	500	569
Changes year-on-year		(4)%	14%
Percentage of net sales	13%	12%	13%

In the 2007 fiscal year, selling, general and administrative expenses decreased in absolute terms as a result of cost saving measures and the non-recurrence of the unusual charges from the 2006 fiscal year. As a percentage of net sales, selling, general and administrative expenses remained broadly unchanged in the 2007 and 2008 fiscal years. The year-on-year increase in absolute terms in the 2008 fiscal year primarily reflects increased selling expenses following the acquisitions of the mobility product business from LSI and the CPE business from TI.

Other Items Affecting Earnings

	For the years ended September 30,
	2006	2007	2008
	(€ in millions, except percentages)

Restructuring charges	23	45	181
Percentage of net sales	1%	1%	4%
Other operating expense (income), net	36	(20)	43
Percentage of net sales	(1)%	0%	(1)%
Equity in (losses) earnings of associated companies, net	(2)	—	4
Percentage of net sales	0%	0%	0%
Other non-operating (expense) income, net	(41)	7	(16)
Percentage of net sales	(1)%	0%	0%
Extraordinary loss, net of tax	—	(35)	—
Percentage of net sales	0%	(1)%	0%

Restructuring Charges.  During the 2006 fiscal year, we announced restructuring plans to downsize our workforce at ALTIS and at our chip card back-end activities in order to maintain competitiveness and reduce cost. As part of this and other restructuring measures, we agreed upon plans to lay off approximately 390 employees and recorded restructuring charges in the 2007 fiscal year. During the 2007 fiscal year, we took further restructuring measures, mainly in response to the insolvency of one of our largest mobile phone customers, BenQ Mobile GmbH & Co. OHG, and in order to further streamline certain research and development locations. Approximately 280 jobs were affected worldwide, thereof approximately 120 in the German locations Munich, Salzgitter and Nuremberg. A large portion of these restructuring measures were completed during the 2007 fiscal year. The Infineon Complexity Reduction program (“ICoRe”) was launched in July 2007, aimed at reducing costs and seeking added efficiencies by optimizing process flows. To address rising risks in the current market environment, adverse currency trends and below benchmark margins, we implemented the IFX10+ cost-reduction program in the third quarter of the 2008 fiscal year. The IFX10+ program includes measured target areas including product portfolio management, manufacturing cost reductions, value chain optimization, processes efficiency, reorganization of our structure along our target markets, and reductions in workforce. Approximately 10 percent of Infineon Logic’s workforce worldwide is expected to be impacted by IFX10+, which resulted in restructuring charges of €166 million in the 2008 fiscal year.

Other Operating (Expense) Income, net.  In the 2006 fiscal year, other operating expense, net consisted mainly of goodwill and intangible assets impairment charges of €32 million which were partly offset by other operating income. In the 2007 fiscal year, other operating income, net consisted primarily of gains of €17 million from the sale of the polymer optical fiber business to Avago, and gains of €3 million from the sale of the Sci-Worx business to Silicon Image Inc. In the 2008 fiscal year, other operating expense, net increased to €43 million and primarily resulted from impairment charges of €130 million. These impairment charges were partly offset by gains from sales of businesses of €79 million, and gains of €4 million resulting from the disposal of long-term assets.

Equity in (Losses) Earnings of Associated Companies, net.  In the 2008 fiscal year, equity in earnings of associated companies, net was €4 million, and primarily reflected our share in the net income of the Bipolar joint venture with Siemens.

Other Non-Operating (Expense) Income, net.  Other non-operating income and expense consists of various items in different periods not directly related to our principal operations, including gains and losses on sales of marketable securities. In the 2006 fiscal year, other non-operating expense, net consisted mainly of €30 million related to net losses from foreign currency derivatives and foreign currency transactions and investment-related impairment charges of €13 million, partly offset by gains from the sale of investments. In the 2007 fiscal year, other non-operating income, net included primarily gains and losses from financial instruments transactions. In the 2008 fiscal year, other non-operating expense, net comprised net losses from financial investments and related impairments charges.

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

Earnings Before Interest and Taxes (EBIT)

EBIT of our separate reporting segments were as follows:

	For the years ended September 30,
	2006	2007	2008
	(€ in millions)

EBIT:
Automotive, Industrial & Multimarket	240	291	315
Communication Solutions	(234)	(165)	(73)
Other Operating Segments	4	(12)	(3)
Corporate and Eliminations	(146)	(77)	(287)

Total	(136)	37	(48)

Adjust: Interest expense, net	(67)	(40)	(26)
Extraordinary loss, net of tax	—	35	—

(Loss) income before income taxes, discontinued operations, and extraordinary loss	(203)	32	(74)

EBIT developments of our reporting segments were as follows:

•	Automotive, Industrial & Multimarket — In the 2007 fiscal year, EBIT improved due to an increase in net sales despite being negatively impacted by additional corporate expense allocations subsequent to the Qimonda carve out. In addition, a €17 million gain was realized from the sale of our POF business to Avago in June 2007, which also had a positive impact on EBIT in the 2007 fiscal year. In the 2008 fiscal year, EBIT improved mainly due to gains of €68 million realized from the sale of 40 percent of our interest in Bipolar to Siemens and the sale of our HDD business to LSI. These gains were partly offset by impairment charges of €25 million. Furthermore, the negative impact from ongoing pricing pressure could be nearly offset by improvements primarily in the chip card business.

•	Communication Solutions — In the 2007 fiscal year, EBIT improved despite a decline in net sales, as no significant charges were recognized and further cost reduction measures were successfully implemented. The EBIT improvement in the 2008 fiscal year was mainly driven by the strong increase in revenue and despite the negative impact of currency fluctuations between the U.S. dollar and the Euro. Segment EBIT in the 2008 fiscal year included a write-off of €14 million of acquired in-process R&D in connection with the acquisition of the mobility products business of LSI.

•	Other Operating Segments — EBIT in the 2008 fiscal year improved as a result of better gross margins.

•	Corporate and Eliminations — EBIT improved in the 2007 fiscal year mainly due to reduced unabsorbed idle production cost, lower stock option expense, and a revision to accrued personnel costs. EBIT in the 2008 fiscal year decreased significantly primarily as a result of restructuring costs incurred in connection with the IFX10+ program and charges resulting from the reclassification of the ALTIS disposal group into the held and used category.

Interest Expense, Net

We derive interest income primarily from cash and cash equivalents and marketable securities. Interest expense is primarily attributable to bank loans and convertible/exchangeable notes, and is net of interest capitalized on manufacturing facilities under construction.

	For the years ended September 30,
	2006	2007	2008
	(€ in millions, except percentages)

Interest expense, net	(67)	(40)	(26)
Percentage of net sales	(2)%	(1)%	(1)%

Interest expense relates principally to our convertible subordinated notes issued in February 2002 and in June 2003, our exchangeable subordinated notes issued in September 2007 and, to a lesser extent, bank loans and interest on outstanding tax obligations. In February 2007, we redeemed the remaining outstanding principal of the convertible subordinated notes issued in 2002, which resulted in a decrease in interest expense in the 2007 and 2008 fiscal years. The partial repurchase of our convertible subordinated notes due 2010 during the third quarter of the 2008 fiscal year, as well as the amortization of our syndicated credit facility, further contributed to lowering our overall interest expense in the 2008 fiscal year, more than offsetting the impact of coupon payments on our exchangeable subordinated notes issued in September 2007.

Income Taxes

	For the years ended September 30,
	2006	2007	2008
	(€ in millions, except percentages)

Income tax expense	(47)	(69)	(61)
Percentage of net sales	(1)%	(2)%	(1)%
Effective tax rate	(24)%	149%	(68)%

Generally, deferred tax assets in tax jurisdictions that have a three-year cumulative loss are subject to a valuation allowance excluding the impact of forecasted future taxable income. In the 2006, 2007 and 2008 fiscal years we continued to have a three-year cumulative loss in certain tax jurisdictions and, accordingly, we recorded increases in the valuation allowance of €161 million, €58 million, and €185 million in those periods, respectively. We assess our deferred tax asset position on a regular basis. Our ability to realize benefits from our deferred tax assets is dependent on our ability to generate future taxable income sufficient to utilize tax loss carry-forwards or tax credits before expiration. We expect to continue to recognize no tax benefits in these jurisdictions until we have ceased to be in a cumulative loss position for the preceding three-year period.

Loss from discontinued operations, net of tax

The results of Qimonda, presented in the consolidated statements of operations as discontinued operations for the 2006, 2007 and 2008 fiscal years, consist of the following components:

	For the years ended September 30,
	2006	2007	2008
	(€ in millions)

Net sales	3,815	3,608	1,785
Costs and expenses	(3,719)	(3,894)	(3,324)
Loss on measurement to fair value less costs to sell	—	—	(1,303)

Income (loss) from discontinued operations, before tax	96	(286)	(2,842)

Income tax expense	(114)	(10)	(145)

Loss from discontinued operations, net of tax	(18)	(296)	(2,987)

In the 2008 fiscal year Qimonda’s total revenues decreased by €1,823 million, or 51 percent, to €1,785 million from €3,608 million in the 2007 fiscal year. Primarily responsible for this decrease was a significant decrease in DRAM prices and to a lesser extent the average exchange rate of the U.S. dollar against the euro. These decreases were partly offset by increases of higher bit shipments.

Cost and expenses of Qimonda decreased by €570 million from €3,894 million in the 2007 fiscal year to €3,324 million in the 2008 fiscal year, mainly as a result of a decrease in cost of goods sold. This decrease was partly offset by restructuring charges, impairment charges and higher R&D expenses primarily related to Qimonda’s efforts in the new Buried Wordline technology for 65-nanometers and 46-nanometers. Restructuring expenses of Qimonda during the 2008 fiscal year related mainly to the relocation of the back-end production in Malaysia, the combination of the research centers in North America, a comprehensive cost reduction program, the shutdown of our Flash activities in Italy and a global repositioning program. During the 2008 fiscal year, Qimonda recognized impairment charges for goodwill and for long-lived assets of the Richmond 200-millimeter facility. Additionally, as a result of

Qimonda’s agreement to sell its 35.6 percent interest in Inotera Memories Inc. (“Inotera”) to Micron Technology, Inc. for US$400 million, Qimonda recognized impairment charges to reduce the carrying value of its investment in Inotera to the sales price less costs to sell.

Net Loss

In the 2006 fiscal year, the net loss incurred primarily reflected charges resulting from allowances recorded in response to the insolvency of BenQ’s German subsidiary, losses recognized in connection with the initial public offering of Qimonda, and the settlement of litigation. In addition, in the 2006 fiscal year we began to recognize the fair value of employee stock options in earnings, which further contributed to the net loss. In the 2007 fiscal year, the most significant factor contributing to the increase in net loss was the significant deterioration of results from discontinued operations, net of tax, primarily due to Qimonda’s net loss, which resulted from the deterioration in memory product prices and a weaker U.S. dollar, and consequently a significant decrease in Qimonda’s gross margin. Net loss from discontinued operations in the 2007 fiscal year also included an €84 million loss from the sale of 28.75 million Qimonda ADSs. Restructuring charges of €45 million, and the extraordinary loss of €35 million resulting from the consolidation of Molstanda also contributed to the net loss in the 2007 fiscal year. In the 2008 fiscal year, the increase in net loss was primarily due to the increase in losses from discontinued operations, resulting from our share in Qimonda’s net loss, and the write-downs of €1,303 million to reduce Qimonda to its estimated current fair value less costs to sell. Furthermore, restructuring charges of €181 million, primarily related to the IFX10+ program, and impairment charges, contributed to the net loss in the 2008 fiscal year.

Financial Condition

	As of September 30,
			Percentage Change
	2007	2008	year-on-year
	(€ in millions, except percentages)

Current assets	8,491	4,773	(44)%
thereof: assets held for disposal	5,653	2,224	(61)%
Non-current assets	2,262	2,310	2%

Total assets	10,753	7,083	(34)%

Current liabilities	3,468	3,643	5%
thereof: liabilities held for disposal	1,897	2,091	10%
Non-current liabilities	1,338	1,219	(9)%

Total liabilities	4,806	4,862	1%

Minority Interests	1,033	457	(56)%

Shareholders’ equity	4,914	1,764	(64)%

As of September 30, 2008, our total assets and current assets decreased in comparison to the prior year end, primarily due to a decrease in current assets of 44 percent, or €3,718 million. This decrease primarily related to a decrease in assets held for disposal of €3,429 million, primarily due to the write-down to reduce Qimonda to its estimated current fair value less costs to sell. The remaining decrease in assets held for disposal primarily relates to changes at Qimonda. Our gross cash position, representing cash and cash equivalents and marketable securities from continuing operations, decreased from €1,283 million by €391 million as of September 30, 2007, to €892 million as of September 30, 2008. This decrease was incurred as cash used in investing activities from continuing operations and cash used in financing activities from continuing operations were higher than cash provided by operating activities. In addition, cash and cash equivalents and marketable securities in the amount of €121 million were reclassified to other current assets as of September 30, 2008.

As of September 30, 2008, non-current assets increased slightly compared to prior year end, resulting primarily from an increase in intangible assets, which resulted from the acquisition of the mobility product business from LSI and the purchase of Primarion. This increase was despite the reclassification of ALTIS partly offset by the decrease of property, plant and equipment, net as capital expenditures were more than offset by depreciation, amortization and impairment charges during the 2008 fiscal year.

Total liabilities increased as of September 30, 2008 compared to September 30, 2007 by €56 million. The increase reflects an increase of current liabilities of €175 million, primarily resulting from an increase of liabilities held for disposal and other current liabilities. The increase in other current liabilities mainly relates to liabilities in connection with the IFX10+ program. This increase was partly offset by decreases in short-term debt and current maturities of long-term debt, and trade accounts payable.

The increase of current liabilities was partly offset by the decrease of non current liabilities of €119 million, primarily resulting from a decrease of long-term debt of €98 million as we repurchased convertible subordinated notes due 2010 with a notional amount of €100 million during the 2008 fiscal year. Furthermore, deferred income taxes decreased as of September 30, 2008 compared to the prior year end by €20 million.

The decrease in minority interests resulted primarily from the minority’s share of Qimonda’s net loss.

Total Shareholder’s equity decreased by €3,150 million as of September 30, 2008, primarily as a result of the net loss incurred in the 2008 fiscal year.

Financial Ratios

	As of September 30,
	2006	2007	2008

Non-current asset intensity(1)	21%	21%	33%
Current asset intensity(2)	79%	79%	67%
Degree of wear of fixed assets(3)	78%	79%	81%
Depreciation rate of fixed assets(4)	8%	8%	7%
Inventory intensity(5)	5%	6%	9%
Inventory turnover(6)	5.0	4.6	4.5
Inventory turnover in days(7)	49	52	53
Days sales outstanding(8)	49	53	50
Equity ratio(9)	45%	46%	25%
Return on equity(10)	(5)%	(7)%	(94)%
Return on assets(11)	(2)%	(3)%	(35)%
Equity-to-fixed-assets ratio(12)	316%	336%	135%
Debt-to-equity ratio(13)	35%	29%	71%

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

(6)	Inventory turnover = Cost of goods sold / average inventory

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

In the 2008 fiscal year, the net loss incurred was primarily the result of Qimonda’s operating losses and the recorded write-down in order to remeasure Qimonda to its current fair value less cost to sell.

Accordingly, our equity and total assets decreased significantly. This resulted in significant decreases in non-current asset intensity, current asset intensity, equity ratio, return on equity, return on assets and equity-to-fixed assets ratio.

In the 2008 fiscal year, lower net capital expenditures in property, plant and equipment resulted in an increase in our degree of wear of fixed assets and a decrease in our depreciation rate of fixed assets.

The debt-to-equity ratio significantly increased in the 2008 fiscal year due to the equity decrease. In the 2007 fiscal year the debt-to-equity ratio had decreased due to the redemption of the remaining outstanding principal amount of €640 million of convertible subordinated notes issued in 2002, partially offset by the issuance of €215 million in exchangeable subordinated notes due in 2010.

Liquidity

Cash Flow

Our consolidated statements of cash flows show the sources and uses of cash and cash equivalents during the reported periods. They are of key importance for the evaluation of our financial position.

Cash flows from investing and financing activities are both indirectly determined based on payments and receipts. Cash flows from operating activities are determined indirectly from net loss. The changes in the balance sheet items have been adjusted for the effects of foreign currency exchange fluctuations and for changes in the scope of consolidation. Therefore, they do not conform to the corresponding changes in the respective balance sheet line items.

	For the years ended September 30,
	2006	2007	2008
	(€ in millions)

Net cash provided by operating activities from continuing operations	677	227	535
Net cash used in investing activities from continuing operations(1)	(52)	(20)	(620)
Net cash used in financing activities from continuing operations	(11)	(214)	(230)
Net increase (decrease) in cash and cash equivalents from discontinued operations	298	(174)	(318)

Net increase (decrease) in cash and cash equivalents	912	(181)	(633)

(1)	In the 2006 fiscal year the amount includes a €119 million cash increase as a result of the initial consolidation of ALTIS.

Cash provided by operating activities from continuing operations was €535 million in the 2008 fiscal year, and reflected mainly the loss from continuing operations of €135 million, which is net of non-cash charges for depreciation and amortization of €542 million, impairment charges of €135 million and a €14 million charge for in-process R&D acquired from LSI. Also included in loss from continuing operations were gains from sales of businesses of €79 million. Cash provided by operating activities from continuing operations was negatively impacted by the changes in operating assets and liabilities of €44 million, primarily resulting from an increase in other current assets of €77 million.

Net cash used in investing activities from continuing operations of €620 million in the 2008 fiscal year mainly reflects capital expenditures of €353 million for the acquisition of the mobility products business of LSI and Primarion, and €312 million for the purchase of property, plant and equipment. These cash outflows were partially offset by proceeds from the sale of businesses and interests in subsidiaries of €122 million, and by net proceeds from the sale and purchase of marketable securities of €27 million.

Net cash used in financing activities from continuing operations increased by €16 million to €230 million in the 2008 fiscal year. During the 2008 fiscal year, we made repayments of short-term and long-term debt of €294 million, of which €98 million related to the repurchase of a notional amount of €100 million of convertible subordinated notes due 2010. We also made dividend payments to minority interest holders of €80 million, which were partly offset by proceeds from issuance of long-term debt of €149 million.

Net decrease in cash and cash equivalents from discontinued operations was €318 million in the 2008 fiscal year compared to €174 million in the prior year. The net decrease in cash and cash equivalents from discontinued operations was mainly due to Qimonda’s net cash used in operating activities which was partly offset by Qimonda’s net cash provided by financing activities. Qimonda’s cash flow from operating activities decreased significantly from net cash provided of €980 million in the 2007 fiscal year to net cash used of €659 million in the 2008 fiscal year. This was mainly caused by Qimonda’s net loss, which was largely a result of lower revenues due to the strong decline in average selling prices as compared to the prior year. This negative impact on Qimonda’s cash flow from operating activities was partly offset by working capital improvements resulting from a decrease in its inventories and trade accounts receivable. Qimonda’s cash flow from operating activities was also negatively impacted by a decrease in trade accounts payable in the 2008 fiscal year compared to the 2007 fiscal year. Qimonda’s net cash provided by financing activities was €337 million in the 2008 fiscal year and refers mainly to Qimonda’s issuance of US$248 million of convertible notes due 2013 from which Qimonda raised €168 million. Furthermore, drawings under several short-term and long-term loan agreements net of repayments and partially offset by redemptions under capital lease agreements contributed to Qimonda’s net cash provided by financing activities.

Free Cash Flow

We define free cash flow as cash from operating and investing activities from continuing operations excluding purchases or sales of marketable securities. Since we hold a substantial portion of our available monetary resources in the form of readily available marketable securities, and operate in a capital-intensive industry, we report free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. It is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. Free cash flow includes only amounts from continuing operations, and is determined as follows from the consolidated statements of cash flows:

	For the years ended September 30,
	2006	2007	2008
	(€ in millions)

Net cash provided by operating activities from continuing operations	677	227	535
Net cash used in investing activities from continuing operations(1)	(52)	(20)	(620)
Sales of marketable securities, net	(376)	(266)	(27)

Free cash flow	249	(59)	(112)

(1)	In the 2006 fiscal year, the amount includes a €119 million cash increase as a result of the initial consolidation of ALTIS.

Free cash flow was negative €112 million in the 2008 fiscal year, compared to negative €59 million in the 2007 fiscal year. The decrease in free cash flow was primarily due to higher net cash used in investing activities from continuing operations of €620 million, partly offset by increased net cash provided by operating activities from continuing operations of €535 million.

Net Cash Position

The following table presents our gross and net cash positions and the maturity of debt. It is not intended to be a forecast of cash available in future periods.

	Payments due by period
		Less than	1-2	2-3	3-4	4-5	After
As of September 30, 2008	Total	1 year	years	years	years	years	5 years
	(€ in millions)

Cash and cash equivalents	749	749	—	—	—	—	—
Marketable securities	143	143	—	—	—	—	—

Gross cash position	892	892	—	—	—	—	—

Less:
Long-term debt	1,051	—	861	82	68	40	—
Short-term debt and current maturities	207	207	—	—	—	—	—

Total financial debt	1,258	207	861	82	68	40	—

Net cash position	(366)	685	(861)	(82)	(68)	(40)	—

Our gross cash position, representing cash and cash equivalents plus marketable securities, decreased to €892 million at September 30, 2008, compared with €1,283 million at the prior year end. The decrease was mainly due to the negative free cash flow of €112 million, the repurchase of convertible subordinated notes due 2010 in the principal outstanding amount of €100 million, and the reclassification of cash and cash equivalents and marketable securities in the amount of €121 million into other current assets as of September 30, 2008.

Long-term debt principally consists of convertible and exchangeable subordinated notes that were issued in order to strengthen our liquidity position and allow us more financial flexibility in conducting our business operations. The total notional amount of outstanding convertible and exchangeable notes as of September 30, 2008 amounted to €815 million.

On June 5, 2003, we issued €700 million in convertible subordinated notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are unsecured and accrue interest at 5 percent per year. The notes are convertible, at the option of the holders of the notes, into a maximum of 68.4 million ordinary shares of our company, at a conversion price of €10.23 per share through maturity. During the third quarter of the 2008 fiscal year, we repurchased a notional amount of €100 million of convertible subordinated notes due 2010. The repurchase was made out of available cash. These notes were subsequently cancelled.

On September 26, 2007, we issued €215 million in exchangeable subordinated notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are unsecured and accrue interest at 1.375 percent per year. The notes are exchangeable for a maximum of 20.5 million Qimonda ADSs, at an exchange price of €10.48 per ADS at any time during the exchange period through maturity. Subsequent to September 30, 2008, we repurchased notional amounts of €95 million and €22 million of our exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010, respectively. The repurchases were made out of available cash.

Our net cash position, meaning cash and cash equivalents, plus marketable securities, less total financial debt, decreased by €240 million to negative €366 million at September 30, 2008, compared with negative €126 million at September 30, 2007, principally due to negative free cash flow and dividend payments to minority interest holders.

To secure our cash position and to keep flexibility with regards to liquidity, we have implemented a policy with risk limits for the amounts deposited with respect to the counterparty, credit rating, sector, duration, credit support and type of instrument.

Capital Requirements

We require capital in the 2009 fiscal year to:

•	Lend funds to Qimonda (see “— Recent Developments Related to Qimonda”);

•	Finance our operations;

•	Make scheduled debt payments;

•	Settle contingencies if they occur; and

•	Make planned capital expenditures.

We expect to meet these requirements through:

•	Cash flows generated from operations;

•	Cash on hand and securities we can sell; and

•	Available credit facilities.

As of September 30, 2008, we require funds for the 2009 fiscal year aggregating €876 million, consisting of €207 million for short-term debt payments and €669 million for commitments. In addition, we may need up to €31 million for currently known and estimable contingencies. We also plan to invest approximately €200 million in capital expenditures. We have a gross cash position of €892 million as of September 30, 2008, and also the ability to draw funds from available credit facilities of €541 million.

We will need to continue to generate significant cash going forward in order to fund our investments and meet scheduled debt repayments. Given the recent trading price of our ordinary shares and Qimonda ADSs, it is unlikely that a noteholder would convert or exchange its notes for our ordinary shares or Qimonda ADSs, as applicable. Therefore, we may be required to find an alternative source of funds, to repay the outstanding principal and accrued interest on the convertible and exchangeable notes in June and August 2010, respectively.

Commitments and Contingencies

	Payments Due/Expirations by Period
		Less
		than	1-2	2-3	3-4	4-5	After
As of September 30, 2008(1)	Total	1 year	years	years	years	years	5 years
	(€ in millions)

Contractual commitments:
Operating lease payments	776	75	63	59	58	56	465
Unconditional purchase commitments	634	594	18	11	3	4	4

Total commitments	1,410	669	81	70	61	60	469

Other contingencies:
Guarantees(2)	97	11	—	5	14	3	64
Contingent government grants(3)	47	20	12	4	5	6	—

Total contingencies	144	31	12	9	19	9	64

(1)	Certain payments of obligations or expiration of commitments that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table, based on our estimate of the reasonably likely timing of payments or expirations in each particular case. Actual outcomes could differ from those estimates.

(2)	Guarantees are mainly issued for the payment of import duties, rentals of buildings and contingent obligations related to government grants received.

(3)	Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not guaranteed otherwise and could be refundable if the total project requirements are not met.

The above table should be read together with note 34 to our consolidated financial statements for the year ended September 30, 2008.

Off-Balance Sheet Arrangements

We issue guarantees in the normal course of business, mainly for the payment of import duties, rentals of buildings and contingent obligations related to government grants received. As of September 30, 2008, the undiscounted amount of potential future payments for guarantees was €97 million.

Capital Expenditures

	For the years ended September 30,
	2006	2007	2008
	(€ in millions)

Continuing operations	640	498	312

Depending on market developments and our business situation we currently expect to invest approximately €200 million in property, plant and equipment capital expenditures in the 2009 fiscal year, principally for our manufacturing facilities in Malacca, Malaysia, and in Kulim, Malaysia. We also continuously seek to improve productivity and upgrade technology at existing facilities. As of September 30, 2008, €44 million of this amount was committed and included in unconditional purchase commitments. Due to the lead times between ordering and delivery of equipment, a substantial amount of capital expenditures typically is committed well in advance.

Credit Facilities

We have established both short- and long-term credit facilities with a number of different financial institutions in order to meet our anticipated funding requirements. These facilities, which aggregate €987 million, of which €541 million remained available at September 30, 2008, comprise the following:

			As of September 30, 2008
	Nature of financial		Aggregate
Term	institution commitment	Purpose/intended use	facility	Drawn	Available
			(€ in millions)

Short-term	firm commitment	general corporate purposes, working capital, guarantees	504	139	365
Short-term	no firm commitment	working capital, cash management	176	—	176
Long- term(1)	firm commitment	project finance	307	307	—

Total			987	446	541

(1)	Including current maturities.

In September 2004, we executed a $400/€400 million syndicated credit facility with a five-year term, which was subsequently reduced to $345/€300 million in August 2006. The facility consists of two tranches. Tranche A is a term loan originally intended to finance the expansion of the Richmond, Virginia, manufacturing facility. In January 2006, we drew $345 million under Tranche A, on the basis of a repayment schedule that foresees equal installments falling due in March and September each year. At September 30, 2008, $125 million was outstanding under Tranche A. Tranche B, which is a multicurrency revolving facility to be used for general corporate purposes, remained undrawn at September 30, 2008. The facility has customary financial covenants, and drawings bear interest at market-related rates that are linked to financial performance. The lenders of this credit facility have been granted a negative pledge relating to the future financial indebtedness of the Company with certain permitted encumbrances.

At September 30, 2008, we were in compliance with our debt covenants under the relevant facilities.

We plan to fund our working capital and capital requirements from cash provided by operations, available funds, bank loans, government subsidies and, if needed, the issuance of additional debt or equity securities. See “Risk Factors — Our business could suffer if we do not have adequate access to capital”. We have also applied for governmental subsidies in connection with certain capital expenditure projects, but can provide no assurance that such subsidies will be granted on a timely basis or at all. We can provide no assurance that we will be able to obtain additional financing for our research and development, working capital or investment requirements or that any such financing, if available, will be on terms favorable to us.

Taking into consideration the financial resources available to us, including our internally generated funds and currently available banking facilities, we believe that we will be in a position to fund our capital requirements in the 2009 fiscal year.

Pension Plan Funding

Our projected pension benefit obligation, which takes into account future compensation increases, amounted to €377 million at September 30, 2008, compared to €415 million at September 30, 2007. The fair value of plan assets as of September 30, 2008 was €350 million, compared to €381 million as of September 30, 2007.

The actual return on plan assets between the last measurement dates amounted to negative 7.9 percent, or €(27) million, for domestic (German) plans and negative 5.2 percent, or €(2) million, for foreign plans, compared to the expected return on plan assets for that period of 6.5 percent for domestic plans and 7.0 percent for foreign plans. We have estimated the return on plan assets for the next fiscal year to be 7.1 percent, or €14 million, for domestic plans and 7.2 percent, or €3 million, for foreign plans.

At September 30, 2007 and 2008, the combined funding status of our pension plans reflected an under-funding of €34 million and €27 million, respectively.

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

Our asset allocation targets for pension plan assets are based on our assessment of business and financial conditions, demographic and actuarial data, funding characteristics, related risk factors, market sensitivity analyses and other relevant factors. The overall allocation is expected to help protect the plans’ level of funding while generating sufficiently stable real returns (i.e., net of inflation) to meet current and future benefit payment needs. Due to active portfolio management, the asset allocation may differ from the target allocation up to certain limits. As a matter of policy, our pension plans do not invest in Infineon shares.

Financial Instruments

We periodically enter into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on our foreign currency denominated net future cash flows. We do not enter into derivatives for trading or speculative purposes.

Employees

The following table indicates the composition of our workforce by function and region at the end of the fiscal years indicated.

	As of September 30,
	2006	2007	2008

Function:
Production	20,528	20,376	19,358
Research & Development	5,989	5,833	6,273
Sales & Marketing	1,781	1,832	1,905
Administrative	1,551	1,557	1,583

Infineon Logic	29,849	29,598	29,119

Qimonda	11,802	13,481	12,224

Total	41,651	43,079	41,343

Region:
Germany	11,052	10,151	10,053
Europe	5,578	5,564	5,192
North America	532	581	821
Asia/Pacific	12,497	13,145	12,897
Japan	149	157	156
Other	41	—	—

Infineon Logic	29,849	29,598	29,119

Qimonda	11,802	13,481	12,224

Total	41,651	43,079	41,343

In the 2007 fiscal year, the number of employees in our logic business decreased in Germany primarily as a result of the phase out of manufacturing at Munich-Perlach, and the restructuring program initiated following the insolvency of BenQ’s German subsidiary, but increased in the Asia/Pacific region due to expansion of production in Kulim, Malaysia, and research and development in Malaysia and China.

During the 2008 fiscal year, the number of employees in our logic business decreased slightly, primarily due to the foundation of the Bipolar joint venture with Siemens and further decreases of production employees primarily in Asia/Pacific. These decreases were partly offset by employees that joined the company as a result of the acquisitions we made during the year.

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

Revenue Recognition

We generally market our products to a wide variety of customers and a network of distributors. Our policy is to record revenue when persuasive evidence of an arrangement exists, the price is fixed or determinable, shipment is made and collectability is reasonably assured. We record reductions to revenue for estimated product returns and allowances for discounts and price protection, based on actual historical experience, at the time the related revenue is recognized. We establish reserves for sales discounts, price protection allowances and product returns based upon our evaluation of a variety of factors, including industry demand. This process requires the exercise of substantial judgments in evaluating the above-

mentioned factors and requires material estimates, including forecasted demand, returns and industry pricing assumptions.

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

Recoverability of Long-Lived Assets

Our business is extremely capital-intensive, and requires a significant investment in property, plant and equipment. Due to rapid technological change in the semiconductor industry, we anticipate the level of capital expenditures to be significant in future periods. During the 2008 fiscal year, we spent €312 million on purchases of property, plant and equipment. At September 30, 2008, the carrying value of our property, plant and equipment was €1,311 million. We have acquired other businesses, which resulted in the generation of significant amounts of long-lived intangible assets, including goodwill. At September 30, 2008, we had long-lived intangible assets of €362 million.

In accordance with the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, we test goodwill and indefinite life intangible assets for impairment at least once a year.

We also review long-lived assets, including intangible assets, for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or discounted estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. During the 2008 fiscal year, impairment charges of €133 million were recognized on long-lived assets.

We tested goodwill for impairment and recognized impairment charges of €7 million during the fiscal year ended September 30, 2006. The goodwill impairment charges in the 2006 fiscal year related primarily to our acquisition of Savan and Sci-Worx. We did not recognize any material goodwill impairment charges in the 2007 and 2008 fiscal years.

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

As a matter of policy, we value inventory at the lower of cost or market price. We review the recoverability of inventory based on regular monitoring of the size and composition of inventory positions, current economic events and market conditions, projected future product demand, and the pricing environment. This evaluation is inherently judgmental and requires material estimates, including both forecasted product demand and pricing environment, both of which may be susceptible to significant change. At September 30, 2008, total inventory was €663 million.

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

Recoverability of Long-Term Investments

We have made a series of investments in companies that are principally engaged in the research and development, design, and manufacture of semiconductors and related products. At September 30, 2008, the carrying value of our long-term investments totaled €33 million.

Our accounting policy is to record an impairment of investments when the decline in fair value below carrying value is other-than-temporary. We assess declines in the value of investments to determine whether such decline is other-than-temporary, thereby rendering the investment impaired. This assessment is made by considering available evidence including changes in general market conditions, specific industry and investee data, the length of time and the extent to which the fair value has been less than cost, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. We incurred €2 million in impairment charges of long-term investments in the 2008 fiscal year as a result of such impairment tests.

At September 30, 2008, our most significant long-term investment was our investment in Bipolar, which is a joint venture with Siemens.

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

Realization of Deferred Tax Assets

At September 30, 2008, total net deferred tax assets were €413 million. Included in this amount are the tax benefits of net operating loss and credit carry-forwards of approximately €382 million, net of the valuation allowance. These tax loss and credit carry-forwards generally do not expire under current law.

We evaluate our deferred tax asset position and the need for a valuation allowance on a regular basis. The assessment requires the exercise of judgment on the part of our management with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon our ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since we have incurred a cumulative loss in certain tax jurisdictions over the three-year period ended September 30, 2008, the impact of forecasted future taxable income is excluded from such an assessment. For these tax jurisdictions, the assessment was therefore based only on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods.

As a result of this assessment, we increased the deferred tax asset valuation allowance in the 2007 and 2008 fiscal years by €58 million and €185 million, respectively, in order to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in the future. We expect to continue to recognize low levels of deferred tax benefits in the 2009 fiscal year, until such time as taxable income is generated in tax jurisdictions that would enable us to utilize our tax loss carry-forwards in those jurisdictions.

The recorded amount of total deferred tax assets could be reduced if our estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize tax loss and credit carry-forwards in the future.

Purchase Accounting

We have acquired businesses in the 2008 fiscal year, including the mobility products business from LSI, and Primarion. The acquisition of the mobility products business from LSI resulted in an in-process research and development charge of €14 million. Both acquisitions resulted in long-term intangible assets and goodwill.

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

In the consolidated statements of operations, NPPC expenses before income taxes for our Infineon Logic pension plans for the fiscal years ended September 30, 2006, 2007 and 2008, were €31 million, €34 million and €17 million, respectively.

The consolidated balance sheets include the following significant components related to pension plans and similar commitments:

	As of September 30,
	2007	2008
	(€ in millions)

Accumulated other comprehensive income	42	33
Less income tax effect	3	—

Accumulated other comprehensive income, net of income taxes	45	33

Non-current pension assets	4	16
Current pension liabilities	—	1
Non-current pension liabilities	36	41

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

In the consolidated statements of cash flows, our principal pension and other postretirement benefits resulted in net cash used in operating activities from continuing operations of €5 million, €8 million and €6 million in the fiscal years ended September 30, 2006, 2007 and 2008, respectively.

Pension benefits — Sensitivity Analysis.  A one percentage point change in the established assumptions used for the calculation of the NPPC for the 2009 fiscal year would result in the following impact on the NPPC for the 2009 fiscal year:

	Effect on net periodic pension costs
	One percentage	One percentage
	increase	decrease
	(€ in millions)

Discount rate	(1)	4
Rate of compensation increase	2	(2)
Rate of projected future pension increases	4	(2)
Expected return on plan assets	(4)	3

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

For a discussion of our current funding status and the impact of these critical assumptions, see note 31 to our consolidated financial statements for the year ended September 30, 2008.

Contingencies

We are subject to various legal actions and claims, including intellectual property matters, which arise in and outside the normal course of business. Current proceedings are described under the heading “Business — Legal Matters”.

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

Transition to International Financial Reporting Standards (“IFRS”)

Beginning with the first quarter of the 2009 fiscal year, we will prepare our financial statements according to IFRS. For the years prior to the 2009 fiscal year, we have prepared our financial statements according to U.S. GAAP. As part of the transition to IFRS, we have published IFRS consolidated financial statements for the 2007 and 2008 fiscal years as supplemental information to the U.S. GAAP consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Quantitative and Qualitative Disclosure about Market Risk

The following discussion should be read in conjunction with notes 2, 32 and 33 to our consolidated financial statements for the fiscal year ended September 30, 2008.

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

Commodity Price Risk

We are exposed to commodity price risks with respect to raw materials used in the manufacture of our products. We seek to minimize these risks through our sourcing policies (including the use of multiple sources, where possible) and our operating procedures. We do not use derivative financial instruments to manage any exposure to fluctuations in commodity prices remaining after these operating measures.

In addition, a significant portion of the business of Qimonda is exposed to fluctuations in market prices for standard DRAM products. For these products, the sales price responds to market forces in a way similar to that of other commodities. This price volatility can be extreme and has resulted in significant fluctuations within relatively short time-frames. Qimonda attempts to mitigate the effects of volatility by continuously improving its cost position, by entering into new strategic partnerships and by focusing its product portfolio on application-specific products that are subject to less volatility, such as DRAM products for infrastructure, graphics, mobile and consumer applications.

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

The table below provides information about our derivative financial instruments that are sensitive to changes in foreign currency exchange and interest rates as of the end of our 2008 fiscal year. For foreign currency exchange forward contracts related to certain sale and purchase transactions and debt service payments denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual foreign exchange rates. At September 30, 2008, our foreign currency forward contracts mainly had terms up to one year. Our interest rate swaps expire in 2010. We do not enter into derivatives for trading or speculative purposes.

Derivative Financial Instruments

		Average
		contractual	Fair value
	Contract amount	forward	September 30,
	buy/(sell)	exchange rate	2008
	(€ in millions)		(€ in millions)

Foreign currency forward contracts:
U.S. dollar	157	1.39498	(4)
U.S. dollar	(213)	1.47112	(5)
Japanese yen	1	149.79970	—
Japanese yen	(5)	153.12944	—
Singapore dollar	29	2.06060	—
Singapore dollar	(10)	2.02664	—
Great Britain pound	9	0.79446	—
Malaysian ringgit	52	4.86630	—
Malaysian ringgit	(3)	4.89110	—
Norwegian krone	2	8.03916	—
Currency Options sold	(177)	1.4150	(5)
Currency Options purchased	(163)	1.5310	1
Interest rate swaps	500	n/a	(1)
Other	77	n/a	(1)

Fair value, net			(15)

Our policy with respect to limiting short-term foreign currency exposure generally is to economically hedge at least 75 percent of our estimated net exposure for the initial two-month period, at least 50 percent of our estimated net exposure for the third month and, depending on the nature of the underlying transactions, a significant portion for the periods thereafter. Part of our foreign currency exposure cannot be mitigated due to differences between actual and forecasted amounts. We calculate this net exposure on a cash-flow basis considering balance sheet items, actual orders received or made and all other planned revenues and expenses.

We record our derivative instruments according to the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. SFAS No. 133 requires all derivative instruments to be recorded on the balance sheet at their fair value. Gains and losses resulting from changes in the fair values of those derivatives are accounted for depending on the use of the derivative instrument and whether it qualifies for hedge accounting. During the 2008 fiscal year, we designated as cash flow hedges certain foreign exchange forward contracts and foreign exchange options related to highly probable forecasted sales denominated in U.S. dollars. We did not record any ineffectiveness for these hedges for the 2008 fiscal year. However, we excluded differences between spot and forward rates and the time value from the assessment of hedge effectiveness and included this component of the financial instruments’ gain or loss as a part of cost of goods sold. We estimate that €4 million of net losses recognized directly in other comprehensive income as of September 30, 2008 will be reclassified into earnings during the 2009 fiscal year. All foreign exchange derivatives designated as cash flow hedges held as of September 30, 2008 have maturities of six months or less. Foreign exchange derivatives entered into to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period, with unrealized gains and losses recognized in earnings. For the 2008 fiscal year, no gains or losses were reclassified from accumulated other comprehensive income as a result of the discontinuance of foreign exchanges cash flow hedges resulting from a determination that it was probable that the original forecasted transaction would not occur.

In the 2008 fiscal year, foreign exchange transaction losses were €0  and were offset by gains from our economic hedge transactions of €15 million, resulting in net foreign exchange gains of €15 million. This compares to foreign exchange losses of €13 million, which were offset by gains from our economic hedge transactions of €16 million, resulting in net foreign exchange losses of €3 million in the 2007 fiscal year. A large portion of our manufacturing, selling and marketing, general and administrative, and research and development expenses are incurred in currencies other than the Euro, primarily the U.S. dollar and Japanese yen. Fluctuations in the exchange rates of these currencies to the Euro had an effect on profitability in the 2006, 2007 and 2008 fiscal years.

Interest Rate Risk

We are exposed to interest rate risk through our debt instruments, fixed-term deposits and loans. During the 2003 fiscal year, we issued convertible subordinated notes and in the 2007 fiscal year we issued subordinated notes exchangeable for Qimonda shares. Due to the high volatility of our core business and to maintain high operational flexibility, we keep a substantial amount of cash and marketable securities. These assets are mainly invested in instruments with contractual maturities ranging from three to twelve months, bearing interest at short-term rates. To reduce the risk caused by changes in market interest rates, we attempt to align the duration of the interest rates of our debts and current assets by the use of interest rate derivatives.

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

Outlook

Industry Environment and Outlook

The current global financial crisis and general slow-down in the world economy has resulted in a number of major economies entering into recession. This drop in economic activity has significantly affected the global semiconductor market. For the 2009 calendar year, analysts expect a contraction of the market. WSTS, for example, currently forecasts that the overall market will decrease (in U.S. dollar terms) by 2.2 percent in the 2009 calendar year (compared with its spring 2008 forecast of 5.8 percent growth). In December 2008, Gartner Dataquest forecast a decrease in worldwide semiconductor revenues of 16 percent in the 2009 calendar year. For the 2008 calendar year, WSTS currently forecasts a growth of world semiconductor revenues of 2.5 percent, compared to 4.7 percent in its spring 2008 forecast. Overall, we believe that a significant decline in global semiconductor revenues from 2008 levels cannot be ruled out. In the 2010 calendar year, WSTS currently forecasts world semiconductor revenues growth of 6.5 percent.

In the 2009 calendar year, iSuppli expects all semiconductor market segments to be affected by the economic downturn. Personal computers (PC) and mobile phones will remain the most significant applications. So-called “netbooks”, which are small and low-cost portable computers, are expected to become a driver of growth in the PC market. Wireless infrastructure may be a driver in the wireless semiconductor market. In the automotive semiconductor market, safety applications, such as driver assistance and emergency calling, as well as energy-efficient and pollution-control systems, are expected to outperform the market. Similar trends are anticipated for renewable energy, energy-saving electric drives and medical in the industrial semiconductor market.

Outlook for Infineon Logic

Significant planning assumptions:  When preparing this outlook, we made certain important planning assumptions for Infineon Logic.

We implemented International Financial Reporting Standards (“IFRS”) as the primary accounting standards for Infineon effective October 1, 2008. While we are reporting our results for the 2008 fiscal year under United States Generally Accepted Accounting Standards (“U.S. GAAP”), the following outlook for the 2009 fiscal year is in accordance with IFRS. With the publication of the results for the first quarter of the 2009 fiscal year onwards, we will apply IFRS only. For ease of comparison, we will compare 2009 forecasts under IFRS to actual results in 2008 under IFRS.

As a result of the reclassification of Qimonda as discontinued operations effective March 31, 2008, all statements below reflect Infineon’s continuing operations without Qimonda.

In addition, in line with our goal of increased efficiency, we reorganized the company along our target markets effective October 1, 2008. As a result, Infineon is organized in five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions, and Wireline Communications.

Furthermore, from October 1, 2008, our Management Board uses Segment Profit to assess the operating performance of our reportable segments and as a basis for allocating resources among our segments. We have defined Segment Profit as Operating Income (Loss) under IFRS, net of asset impairments, restructuring and other related closure costs, stock-based compensation expense, acquisition-related amortization and gains/losses, gains/losses on sales of assets, businesses, or interests in subsidiaries, and other income/expense, including litigation settlement costs. Gains/losses on sales of assets, businesses, or interests in subsidiaries include, among others, gains or losses that may be realized from potential sales of Qimonda shares or other investments and activities.

To address rising risks in the market environment of the 2008 fiscal year as well as adverse currency trends, we implemented our IFX10+ cost-reduction program in the third quarter of the 2008 fiscal year. Under IFRS, a total of €172 million in expenses related to this program were recorded in the fourth quarter of the 2008 fiscal year. Due to the dramatic weakening of the global market since August 2008, we have identified very substantial additional savings, primarily in operating expenses, in addition to the originally announced annualized savings of at least €200 million by the end of the 2009 fiscal year. These additional savings, however, are likely to be more than completely offset by the simultaneous decline in our revenue expectations versus our planning assumptions when IFX10+ was originally conceived, as well as the increase in idle cost caused by the drop in capacity utilization of our manufacturing sites. Moreover, we cannot rule out the possibility that we may incur additional expenses or record additional charges in the future in connection with this cost reduction program.

For the purpose of forecasting our total Segment Profit from continuing operations in the 2009 fiscal year, we assumed a U.S. dollar/Euro exchange rate of 1.40. About 50 percent of our revenues and 30 percent of the costs are exposed to the U.S. dollar. Any strengthening of the U.S. dollar against the Euro would have a positive impact on revenues, primarily in the segments with the largest exposure to the U.S. dollar, such as Industrial & Multimarket, Wireless Solutions and Wireline Communications. A strengthening of the U.S. dollar would not, however, have any material impact on earnings for the first half of the 2009 fiscal year, as we have already hedged a significant portion of the expected cash flow. For the remainder of the 2009 fiscal year, a strengthening of the U.S. dollar would have a material impact on earnings, as we have hedged only a small portion of the expected cash flows.

Infineon Logic’s Revenues:  For the 2009 fiscal year, visibility is very limited. We note that the weakness in the global economy is having a severe impact on demand in all of our target markets, leading to a decrease in revenues in all operating segments, with the least severe effect on the Wireless Solutions segment, in the 2009 fiscal year. Based on our current forecast, we expect total revenues for Infineon in the 2009 fiscal year, consisting of the operating segments Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions, and Wireline Communications, as well as Other Operating Segments and Corporate & Eliminations, to decrease by at least 15 percent compared to the 2008 fiscal year. The year-over-year decrease is expected to be driven in particular by the Automotive segment, where world wide production cuts at car manufacturers, are expected to last throughout the full 2009 fiscal year, are having a severe impact on semiconductor demand. In addition, significant revenue decreases are anticipated in the Industrial & Multimarket, Chip Card & Security and Wireline Communications segments due to the general global weakening in demand. In the Industrial & Multimarket segment, an additional decrease in revenues is anticipated as a result of the disposal of the HDD business following its sale to LSI in the 2008 fiscal year. The Wireless Solutions segment is currently expected to be least severely affected by the revenue decrease in the 2009 fiscal year, due mainly to gains in market share.

Despite the down-turn of the worldwide economy, mentioned above, and the global recession, and despite the significant reduction in global semiconductor demand that has resulted from the global slow-down, we continue to see long-term growth in demand for our products beyond the expected decline, as our products address three current global issues: energy efficiency, communications, and security. We have organized our business around those growth drivers and expect added company value created by the products which address challenges linked to those trends. First, as natural resources become scarce, as costs of energy generation and consumption continue to rise, and as the awareness of environmental issues continues to increase, people and businesses are seeking to economize on energy usage. Our semiconductor solutions, particularly in the automotive and industrial businesses, enable improved energy efficiency. Second, people intensify communication and want flexible access to the internet in any place and at any time. We contribute to this trend through our products and solutions in the segments Wireless Solutions and Wireline Communications. Third, with increasing communication and people’s need to access data securely anywhere and at any time, the need to protect data and intellectual property is growing. Likewise, the need to securely authenticate and identify users and travelers continues to grow. We cater to this trend in our Chip Card and Security activities.

Infineon Logic’s Total Segment Profit:  Under IFRS, Infineon Logic EBIT in the 2008 fiscal year was negative €52 million. Under IFRS, this translates into a total Segment Profit of €258 million. In the 2009 fiscal year, we expect Infineon total Segment Profit to decrease significantly compared to the total Segment Profit of €258 million under IFRS for the 2008 fiscal year and we expect negative total Segment Profit. The decline in Segment Profit expected for the 2009 fiscal year is anticipated to be caused principally by sharp revenue decreases in combination with idle capacity costs caused by ongoing low capacity utilization. This decline will be offset only in part by savings in connection with the IFX10+ cost-reduction program. Beyond the 2009 fiscal year, we expect that any increase in revenues from continuing operations would also lead to increased total Segment Profit for Infineon’s continuing operations.

Fixed assets investment and depreciation for Infineon Logic:  We are pursuing a differentiated manufacturing strategy for our five operating segments. In the context of this strategy, we will continue to invest in manufacturing capacities for special processes, particularly in the power semiconductor arena. In contrast, we do not plan to invest in our own manufacturing capacities starting with 65-nanometer structure sizes for the standard semiconductor manufacturing process, so called CMOS technology. We anticipate that our annual investment in property, plant and equipment and intangible assets including capitalized development costs, will fall to approximately €250 million in the 2009 fiscal year. This compares to an investment in property, plant and equipment and intangible assets including capitalized development costs of €370 million in the 2008 fiscal year as recorded under IFRS. In the 2009 fiscal year, depreciation expense is expected to total around €400 million and additional amortization of intangible assets, including capitalized development costs, will be around €50 million, compared to €496 million and €75 million in the prior year, respectively, as recorded under IFRS. In subsequent fiscal years, we will tailor our capital investment to the demand development, but expect to limit such investments to 10 percent or less of our revenues. We expect annual depreciation and amortization expense, including amortization charges for capitalized development costs under IFRS, to decrease further and to fall in line with our capital investment.

Expenditures for research & development for Infineon Logic:  We expect expenditures for Research and Development (R&D) for Infineon Logic in the 2009 fiscal year to decrease by around 10 percent compared to the 2008 fiscal year and as recorded under IFRS, mainly due to the cost reduction measures in connection with the IFX10+ program.

In the Automotive segment, our R&D efforts are mainly focused on the technology development of analog, bipolar, and flash products, as well as new products, and the widening of the existing product portfolio. The development of new power technologies for industrial drives and power supply application and the widening of the product portfolio, particularly in power conversion ICs and industrial ASICs, are examples of areas of emphasis within R&D in the Industrial & Multimarket segment. In the Chip Card & Security segment, we have intensified our R&D efforts in developing next-generation, highly secure technologies and platforms being used in many fields of application. In the Wireless Solutions and Wireline Communications segments, our R&D spending is focused, for example, on developing next-generation system-on-a-chip products and system solutions for mobile phones and the broadband access market. Another important focus of our R&D activities is process technologies that we develop in alliances with several partners and consortia in order to maintain a competitive technology roadmap at an affordable cost level.

Recent Developments Related to Qimonda

On December 21, 2008, we, the German Free State of Saxony, and Qimonda jointly announced a financing package for Qimonda. The package includes a €150 million loan from the German Free State of Saxony, a €100 million loan from a state bank in Portugal and a €75 million loan from us. In addition to this financing package, Qimonda has announced that it expects to receive guarantees totaling €280 million from the Federal Government of Germany and the Free State of Saxony. Based on such guarantees, Qimonda has announced that it is already in advanced negotiations regarding the financing of €150 million. The availability of the total financing package is contingent upon successful completion of the relevant state, federal and European Commission approval procedures as well as final agreement on the detailed terms and conditions of the transaction.

In the context of the extraordinary circumstances currently confronting the world economy in general and the semiconductor industry in particular, we and Qimonda have found it necessary to explore a wider range of financing alternatives. Given the conditions of the equity markets and the trading price of Qimonda’s ADSs, as well as the severe credit crisis, Qimonda’s opportunities to obtain further funding have been extremely limited. We and Qimonda have determined that accepting the offer of funding from the German Free State of Saxony and from a state bank in Portugal is the only realistic current alternative that will permit Qimonda to receive necessary financial resources. The government entities participating in this transaction have required that we also make funding available to Qimonda as a condition to their participation. In light of the severe negative consequences of an insolvency of Qimonda to that company and its employees, as well as Infineon’s potential exposure to certain significant liabilities related to the Qimonda business, we believe that the provision of this funding by us at this time is in the best interest of Infineon and its shareholders.

Subsequent Events

Various Matters

Subsequent to September 30, 2008, we repurchased notional amounts of €95 million and €22 million of our exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010, respectively. The repurchases were made out of available cash.

Effective October 1, 2008, we are organized into the following five operating segments: Automotive, Chip Card & Security, Industrial & Multimarket, Wireline Communications and Wireless Solutions.

On October 3, 2008, approximately 95 California schools, political subdivisions and public agencies that were previously putative class members of the multistate attorney general complaint described in note 34 to our consolidated financial statements filed suit in California Superior Court against us, Infineon Technologies North America, and several other DRAM manufacturers alleging DRAM price-fixing and artificial price inflation in violation of California state antitrust and consumer protection laws arising out of the alleged practices described in note 34. The plaintiffs seek recovery of actual and treble damages in unspecified amounts, restitution, costs (including attorneys’ fees) and injunctive and other equitable relief. We and Infineon Technologies North America have agreed to accept service of process as of November 19, 2008 in exchange for an extended period of time to respond to the complaint. The current response date is February 12, 2009.

On October 7, 2008, we and Third Dimension Semiconductor Inc. signed a Settlement and License Agreement and on October 21, 2008, filed a joint motion to dismiss the patent infringement case brought against us.

On October 13, 2008, Qimonda announced that it had entered into a share purchase agreement to sell its 35.6 percent stake in Inotera Memories, Inc., to Micron Technology, Inc., for cash proceeds of $400 million. The sale of the Inotera stake occurred in two equal tranches, on October 20, 2008 and November 26, 2008.

In the litigation led by LSI (see note 34), the court in the Eastern District of Texas stayed the case on June 20, 2008, while the ITC Case is pending. On October 17, 2008, Qimonda became a party to the ITC Case.

On October 21, 2008, we learned that the European Commission had commenced an investigation involving our Chip Card & Security segment for alleged violations of antitrust laws. The investigation is in its very early stages, and we are assessing the facts and monitoring the situation carefully.

On October 30, 2008, the district court in the MDL proceedings entered an order staying the indirect purchaser proceedings in the Northern District of California during the period that the Ninth Circuit Court of Appeals considers the appeal on the decision of the district court to dismiss certain claims of the plaintiffs.

On November 12, 2008, Volterra Semiconductor Corporation filed suit against Primarion, Inc., Infineon Technologies North America and Infineon Technologies AG in the United States District Court for the Northern District of California for alleged infringement of five U.S. patents by certain products offered by Primarion.

On November 25, 2008, Infineon Technologies AG, Infineon Technologies Austria AG and Infineon Technologies North America filed suit in the United States District Court for the District of Delaware against Fairchild Semiconductor International, Inc. and Fairchild Semiconductor Corporation (collectively “Fairchild”) regarding (1) a complaint for patent infringement by certain products of Fairchild and (2) a complaint for declaratory judgment of non-infringement and invalidity of certain patents of Fairchild against the allegation of infringement of those patents by certain products of Infineon. Fairchild has filed a counterclaim in Delaware for a declaratory judgment on (1) infringement by Infineon of those patents which are the subject of Infineon’s complaint for declaratory judgment and (2) non-infringement and invalidity of those patents which are the subject of Infineon’s complaint for infringement. Fairchild has further filed another patent infringement suit against Infineon Technologies AG and Infineon Technologies North America in the United States District Court for the District of Maine alleging that certain products of Infineon infringe on two other patents of Fairchild which are not part of the Delaware lawsuit.

On December 5, 2008, we received a request for information from the European Commission regarding DRAM turnover data for our 2001 fiscal year.

Qimonda

On December 21, 2008, we, the German Free State of Saxony, and Qimonda jointly announced a financing package for Qimonda. This proposed transaction is described under “Operating and Financial Review — Recent Developments Related to Qimonda”.

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

Risks related to the semiconductor industry

Ongoing financial market volatility and further adverse developments in the global economic environment could have a significant adverse impact on our business, financial condition and operating results.

Our business, financial condition and results of operations could be significantly negatively impacted by general economic conditions and the related downturn in the semiconductor market. In recent months, the global economy has experienced a significant downturn, reflecting the effects of the credit market crisis, slower economic activity and a generally negative economic outlook, a decrease in consumer and business confidence and liquidity concerns. A severe or prolonged economic downturn could result in a variety of risks to our business, including:

•	significant declines in sales;

•	significant reductions in selling prices;

•	increased volatility and/or declines in our share price;

•	increased volatility or adverse movements in foreign currency exchange rates;

•	delays in, or curtailment of, purchasing decisions by our customers or potential customers either as a result of overall economic uncertainty or as a result of their inability to access the liquidity necessary to engage in purchasing initiatives or new product development;

•	increased credit risk associated with our customers or potential customers, particularly those that may operate in industries most affected by the economic downturn, such as automotives; and

•	impairment of goodwill or other assets.

To the extent that the current economic downturn worsens or is prolonged, our business, financial condition and results of operations could be significantly and adversely affected.

The semiconductor industry is characterized by intense competition, which could reduce our sales or put continued pressure on our prices.

The semiconductor industry is highly competitive, and has been characterized by rapid technological change, short product lifecycles, high capital expenditures, intense pricing pressure from major customers, periods of oversupply and continuous advancements in process technologies and manufacturing facilities. Increased competitive pressure or the relative weakening of our competitive position could materially and adversely affect our business, financial condition and results of operations.

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

Industry overcapacity could require us or Qimonda to lower our prices, particularly for Qimonda’s memory products.

Both semiconductor companies with their own manufacturing facilities and semiconductor foundries, which manufacture semiconductors designed by others, have added significant capacity from time to time in recent periods. In the past, the net increases of supply sometimes exceeded demand requirements, leading to oversupply situations and downturns in the industry.

Downturns have severely hurt the profitability of the industry in general, especially the DRAM business of Qimonda. Given the volatility and competition of the semiconductor industry, we are likely to face downturns in the future as well, which would likely have similar effects. Fluctuations in the rate at which industry capacity grows relative to the growth rate in demand for semiconductor products may in the future put pressure on our average selling prices and hurt our results of operations.

Our business could suffer as a result of volatility in different parts of the world.

We operate globally, with numerous manufacturing, assembly and testing facilities on three continents, including those that we operate jointly with partners. In the 2008 fiscal year, 78.6 percent of our revenues were generated outside Germany and 59.7 percent were generated outside Europe. Our business is therefore subject to risks involved in international business, including:

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

In difficult market conditions, our high fixed costs adversely impact our results.

In less favorable industry conditions, in addition to price pressure we are faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. Since the semiconductor industry is characterized by high fixed costs, we are not always able to reduce our total costs in line with revenue declines. The costs associated with the excess capacity, particularly for our front-end fabs, are charged directly to cost of sales as idle capacity charges. We cannot guarantee that difficult market conditions will not adversely affect the capacity utilization of our fabs and, consequently, our future gross margins.

The competitive environment of the semiconductor industry has led to industry consolidation, and we may face even more intense competition from newly merged competitors or we may seek to acquire a competitor or become an acquisition target.

The highly competitive environment of the semiconductor industry and the high costs associated with manufacturing technologies and developing marketable products have resulted in significant consolidation in the industry and is likely to lead to further consolidation in the future. Such consolidation can allow a company to further benefit from economies of scale, provide improved or more comprehensive product portfolios and increase the size of its serviceable market. Consequently, we may seek to acquire or merge with a competitor to improve our market position and the applications and products we can market. We also may become a target for a company looking to improve its competitive position. Such an occurrence may take place at any time with consequences that may not be predictable and which could have a materially adverse effect on our results of operations and financial condition or which may otherwise fail to achieve the positive results we anticipate. Even if we do not enter into a merger or acquisition transaction, our competitive position may be adversely impacted by consolidation among other industry participants, who may leverage increased market share and economies of scale to improve their competitive position.

Risks related to our operations

We intend to engage in acquisitions, joint ventures and other transactions that may complement or expand our business. We may not be able to complete these transactions, and even if executed, these transactions pose significant risks and could have a negative effect on our operations.

Our future success may be dependent on opportunities to enter into joint ventures and to buy other businesses or technologies that could complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities or gains in productivity. If we are unable to identify suitable targets, our growth prospects may suffer, and we may not be able to realize sufficient scale advantages to compete effectively in all relevant markets. We may also face competition for desirable targets from other companies in the semiconductor industry. Our ability to acquire targets may also be limited by applicable antitrust laws and other regulations in the United States, the European Union and other jurisdictions in which we do business. We may not be able to complete such transactions, for reasons including, but not limited to, a failure to secure financing or as a result of restrictive covenants in our debt instruments. Any transactions that we are able to identify and complete may involve a number of risks, including:

•	the diversion of our management’s attention from our existing business to integrate the operations and personnel of the acquired or combined business or joint venture;

•	possible negative impacts on our operating results during the integration process; and

•	our possible inability to achieve the intended objectives of the transaction.

We may be unable to successfully integrate businesses we acquire, and may be required to record charges related to the goodwill or other long-term assets associated with the acquired businesses.

We have acquired other companies, businesses and technologies from time to time. We intend to continue to make acquisitions of, and investments in, other companies. We face risks resulting from the expansion of our operations through acquisitions, including the risk that we might be unable to successfully integrate new businesses or teams with our culture and strategies on a timely basis or at all. We also cannot be certain that we will be able to achieve the full scope of the benefits we expect from a particular acquisition or investment. Our business, financial condition and results of operations may suffer if we fail to coordinate our resources effectively to manage both our existing businesses and any businesses we acquire.

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

It is difficult to predict growth in the markets we serve, making it hard to estimate requirements for production capacity. If the market does not grow as we have anticipated, we risk underutilization of our facilities. This may also result in future write-offs of inventories and losses on products for which demand is lower than current forecasts may indicate, and potentially require us to undertake restructuring activities that may involve significant charges to our earnings.

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

In the past we have responded to fluctuations in industry capacity and demand by adapting production levels, closing existing production facilities, opening new production facilities or entering into strategic alliances, which in many cases resulted in significant expenditures. We have also purchased an increasing number of processed wafers and packages from semiconductor foundries and subcontractors to meet higher levels of demand and have incurred higher cost of goods sold as a result. In order to expand or reduce our production capacity in the future, we may have to spend substantial amounts, which could hurt our results of operations.

Our business could suffer due to decreases in the volume of demand of our customers.

Our sales volume depends significantly on the market success of our customers in developing and selling end-products that incorporate our products. The fast pace of technological change, difficulties in the execution of individual projects, general economic conditions and other factors may limit the market success of our customers, resulting in a decrease in the volume of demand for our products and adversely affecting our results of operations. This risk is particularly acute in our communications business, in which we also face significant pricing and margin pressures.

Due to the time needed to develop the final product for end customers and the ultimate market introduction, we may face significant and sometimes unpredictable delays between the implementation of our products and volume ramp up. This may cause significant idle capacity costs.

The loss of one or more of our key customers may adversely affect our business.

Historically, a significant portion of our revenue has come from a relatively small number of customers and distributors. The loss or financial failure of any significant customer or distributor, or any reduction in orders by any of our key customers or distributors could materially and adversely affect our business.

Fluctuations in the mix of products sold may adversely affect our financial results.

We achieve differing gross margins across our wide range of products. Our financial results therefore depend in part on the structure of our product portfolio. Fluctuations in the mix and types of our products may also affect the extent to which we are able to recover our fixed costs and investments that are associated with a particular product, and as a result can negatively impact our financial results.

If we fail to successfully implement an optimum make-or-buy strategy, our business could suffer from higher costs.

We intend to continue to invest in leading-edge process technologies such as power, embedded flash and RF technologies. At the same time, for CMOS below 90-nanometers, we will continue to share risks and expand our access to leading-edge technology through long-term strategic partnerships with other leading industry participants and by making more extensive use of manufacturing at silicon foundries. However, the decision to develop our own solutions or to cooperate with third party suppliers could result in disadvantages if we fail to achieve sufficient volume production or if market conditions for the services we obtain from foundries become more expensive due to increases in worldwide demand for foundry services.

Our business could suffer from problems with manufacturing.

The semiconductor industry is characterized by the introduction of new or enhanced products with short life cycles in a rapidly changing technological environment. We manufacture our products using processes that are highly complex, require advanced and costly equipment and must continuously be modified to improve yields and performance. Difficulties in the manufacturing process can reduce yields or interrupt production, especially during rapid ramp up periods, and as a result of such problems we may on occasion not be able to deliver products on time or in a cost-effective, competitive manner.

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

If our outside foundry suppliers fail to meet our expectations, our results of operations and our ability to exploit growth opportunities could be adversely affected.

We outsource production of some of our products to third-party suppliers, including semiconductor foundry manufacturers and assembly and test facilities, and expect that our reliance on outsourcing will increase. If our outside suppliers are unable to satisfy our demand, or experience manufacturing difficulties, delays or reduced yields, our results of operations and ability to satisfy customer demand could suffer. In addition, purchasing rather than manufacturing these products may adversely affect our gross profit margin if the purchase costs of these products are higher than our own manufacturing costs. Our internal manufacturing costs include depreciation and other fixed costs, while costs for products outsourced are based in large part on market conditions. Prices for foundry products also vary depending on capacity utilization rates at our suppliers, quantities demanded, product technology and geometry. Furthermore, these outsourcing costs can vary materially from quarter to quarter and, in cases of industry shortages, they can increase significantly, negatively impacting our results of operations.

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

We are subject to the risk of property loss and business interruption.

We may experience property loss or damage or interruptions to our business; including as a result of fire, natural disasters or other disturbance at our facilities or those of our customers or suppliers. We have constructed and operate our facilities in ways that are designed to minimize these risks and to enable a fast return to operations if such an event should occur. We continue to invest in prevention and response measures at our facilities as well as in our supplier relations, and carry insurance in amounts that we believe are adequate. Any such events, however, could have a material adverse affect on our operations or financial results, and any losses may exceed the amounts recoverable under our insurance policies.

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

As part of our strategy, we have entered into a number of long-term strategic alliances with leading industry participants, both to manufacture semiconductors and to develop new manufacturing process technologies and products. If our strategic partners encounter financial difficulty or change their business strategies, they may no longer be able or willing to participate in these alliances. Some of the agreements governing our strategic alliances allow our partners to terminate the agreement if our equity ownership changes so that a third party gains control of our company or of a significant portion of our company’s shares. Our business could be harmed if any of our strategic partners were to discontinue its participation in a strategic alliance or if the alliance were otherwise to terminate. To the extent we rely on alliances and third-party design and/or manufacturing relationships, we face the risks of:

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

New business is often subject to a competitive selection process that can be lengthy and uncertain and that requires us to incur significant expenses in advance. Even if we win and begin a product design, a customer may decide to cancel or change its product plans, which could cause us to generate no sales from a product and adversely affect our results of operations.

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

If we win a product design and receive corresponding orders from our customers, we may experience delays in generating revenues from our products as a result of the lengthy development and design cycle. In addition, a delay or cancellation of a customer’s plans could significantly adversely affect our financial results, as we may have incurred significant expenses and generated no revenues. Finally, if our customers fail to successfully market and sell their products our results of operations could be materially adversely affected as the demand for our products falls.

We rely on a limited number of suppliers of manufacturing equipment and materials, and we could suffer shortages if they were to interrupt supply or increase prices.

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

We may be adversely affected by rising raw material prices.

We are exposed to fluctuations in raw material prices. In the recent past, gold, copper and petroleum-based organic polymer prices in particular have increased on a worldwide basis. If we are not able to compensate for or pass on our increased costs to customers, such price increases could have a material adverse impact on our financial results.

Our business could suffer if we are unable to secure dependable power supplies at reasonable cost.

Our business requires reliable electrical power at reasonable cost, and may be adversely affected by power shortages due to disruptions in supply, as well as increases in market prices for fuel or electricity.

Our operations rely on complex information technology systems and networks, and any disruptions in such systems or networks could have a material adverse impact on our business and results of operations.

Like other globally operating technology companies, we rely heavily on information technology systems and networks to support business processes as well as internal and external communications. These systems and networks are potentially vulnerable to damage or interruption from a variety of sources. We have implemented numerous measures in order to manage our risks related to system and network disruptions, including the use of multiple suppliers and sophisticated information technology security to protect highly confidential information. However, despite such precautions, an extended outage in a telecommunications network utilized by our systems or a similar event could lead to an extended unanticipated interruption of our systems or networks, which could have an adverse effect on our business. Furthermore, any data leaks resulting from information technology security breaches could adversely affect our business operations or reputation.

If we are unsuccessful in implementing our strategic restructuring plans, our revenue and profitability may be adversely affected.

Our future success and financial performance are largely dependent on our ability to successfully implement our business strategy and to achieve sustained profitability. In furtherance of our overall strategy, we have announced plans to restructure our operations to improve our focus on our core business. Those restructuring plans include anticipated further acquisitions of complementary businesses and assets and sales of non-core businesses and assets. Any failure to execute our strategy successfully, including a failure to consummate such acquisitions or dispositions, could have material adverse effect on our operations or financial performance.

We have recorded significant reorganization costs and asset impairment charges in the past and may do so again in the future, which could materially adversely affect our business.

In the past we have recorded restructuring and asset impairment charges relating to our efforts to consolidate and refocus our business. As we respond to continuing rapid change in the semiconductor industry in order to remain competitive, we may incur additional employee termination and asset impairment charges in the future. Such charges may have a material adverse effect on our business, financial condition and results of operations.

Our success depends on our ability to recruit and retain a sufficient number of qualified key personnel.

Our success depends significantly on the recruitment and retention of highly skilled personnel, particularly in the areas of research and development, marketing, production management and general management. The competition for such highly skilled employees is intense and the loss of the services of key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us. We can provide no assurance that we will be able to successfully retain and/or recruit the key personnel we require.

Our business could suffer if we do not have adequate access to capital.

Although we seek to make optimal use of third-party foundries when appropriate,we require significant amounts of capital to maintain, modernize, expand and build our own facilities. Likewise, we increasingly require significant amounts of capital to fund research and development and advance product platform development.

We used cash in our investing activities of €853 million in the 2006 fiscal year, €867 million in the 2007 fiscal year and €616 million in the 2008 fiscal year. Our research and development expenses were €816 million in the 2006 fiscal year, €768 million in the 2007 fiscal year and €755 million in the 2008 fiscal year. Our capital expenditures in the 2006, 2007 and 2008 fiscal years were €640 million, €498 million and €312 million, respectively. We intend to continue to invest in research and development and manufacturing facilities, while continuing our policy of cooperation with other semiconductor companies to share these costs with us.

In June 2003, we issued €700 million in convertible subordinated notes due 2010, and in September 2007, we issued €215 million in exchangeable subordinated notes due 2010. The convertible notes are convertible into ordinary shares of our company at a conversion price of €10.23 per share. The exchangeable notes are exchangeable into Qimonda ADSs at an exchange price of €10.48 per Qimonda ADS. Given the recent trading price of our ordinary shares and Qimonda ADSs, it is unlikely that a noteholder would convert or exchange its notes for our ordinary shares or Qimonda ADSs, as applicable. Therefore, we may be required to find an alternative source of funds, to repay the outstanding principal and accrued interest on the convertible and exchangeable notes in June and August 2010, respectively.

To the extent that cash from operations is not sufficient to meet our investment and debt repayment needs, we may need to access the equity or debt markets or tap bank credit lines from time to time in the future. We can provide no assurance that we will generate adequate cash from operations or that we will be able to access the financial markets or commercial lending markets as and when needed on favorable terms, or at all. Our ability to access the financial and commercial lending markets, and the terms of any debt or equity financings, will be affected by factors outside our control including general economic and market conditions. A prolonged state of adverse market conditions and the banking crisis may block or limit our access to the capital and debt markets and impair the ability of banks to provide new credit financing and/or honor their lending commitments to us. In addition, the trading price of our shares on the Frankfurt Stock Exchange has recently fallen below €2 per share, which is the nominal value of each of our shares. Generally, we cannot sell shares at a price per share below nominal value. Therefore, for so long as the trading price of our shares remains below €2 per share, we are generally unable to raise capital by issuing new shares, which significantly decreases our ability to raise capital. Inadequate liquidity could materially adversely affect our business, financial condition and results of operations.

Because our ability to raise cash on the financial and commercial lending markets may be limited, we may be required to sell assets to raise cash in order to repay our convertible notes due in June 2010 and our exchangeable notes due in August 2010. Such a sale may involve selling assets that we would not otherwise sell, including assets that we believe are strategically important to develop and implement our business plan, or selling assets at below-market prices. Moreover, there is no guarantee that the proceeds of any asset sales would be sufficient for us to meet our obligations. The failure to meet our obligations under the notes or any of our credit lines, or the required sale of any of our assets, will likely have a material adverse effect on our business, operations and financial condition.

Reductions in the amount of government subsidies we receive or demands for repayment could increase our reported expenses or limit our ability to fund our capital expenditures.

As is the case with many other semiconductor companies, our reported expenses have been reduced in recent years by various subsidies received from governmental entities. In particular, we have received, and expect to continue to receive, subsidies for investment projects as well as for research and development projects. We recognized governmental subsidies as a reduction of R&D expenses and cost of sales in an aggregate amount of €54 million in the 2006 fiscal year, €122 million in the 2007 fiscal year and €88 million in the 2008 fiscal year.

As the general availability of government funding is outside our control, we cannot assure you that we will continue to benefit from such support, that sufficient alternative funding would be available if necessary or that any such alternative funding would be provided on terms as favorable to us as those we currently receive.

The application for and implementation of such subsidies often involves compliance with extensive regulatory requirements, including, in the case of subsidies to be granted within the European Union, notification to the European Commission of the contemplated grant prior to disbursement. In particular, establishment of compliance with project-related ceilings on aggregate subsidies defined under European Union law often involves highly complex economic evaluations. If we fail to meet applicable requirements, we may not be able to receive the relevant subsidies or may be obliged to repay them, which could have a material adverse effect on our business.

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

Our operating results have fluctuated significantly from quarter to quarter in the past and are likely to continue to do so due to a number of factors, many of which are not within our control. If our operating results do not meet the expectations of securities analysts or investors, the market price of our ordinary shares and ADSs will likely decline. Our reported results can be affected by numerous factors including those described in this “Risk Factors” section, among them:

•	the overall cyclicality of, and changing economic and market conditions in, the semiconductor industry, as well as seasonality in sales of consumer products in which our products are incorporated;

•	our ability to scale our operations in response to changes in demand for our existing products and services or demand for new products requested by our customers;

•	intellectual property disputes, customer indemnification claims and other types of litigation risks;

•	the gain or loss of a key customer, design win or order;

•	the timing, rescheduling or cancellation of significant customer orders and our ability, as well as the ability of our customers, to manage inventory;

•	additional changes in accounting rules, such as the change requiring the recording of expenses for employee shares options and other stock-based compensation expense, which commenced in the 2006 fiscal year, and

•	adverse developments with respect to Qimonda.

Due to the foregoing factors, and the other risks discussed in this annual report, you should not rely on quarter-to-quarter comparisons of our operating results as an indicator of future performance.

Removal of our shares from the DAX 30 or the Philadelphia Stock Exchange Semiconductor Sector Index could cause the market price of our securities to drop significantly.

Our shares have been included in the DAX 30 since June 2000 and in the Philadelphia Stock Exchange Semiconductor Index (“SOX”) since December 2004. The DAX 30 is a market-capitalization weighted index and the SOX is a price-weighted index. Our shares could be removed from the DAX 30 or the SOX if our shares were to trade below a certain price for a sustained period of time. Certain investors will only invest funds in companies that are included in one of these indexes. Any such removal or the announcement thereof could cause the market price of our shares to drop significantly.

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

If we fail to maintain effective internal controls, we may not be able to report financial results accurately or on a timely basis, or to detect fraud, which could have a material adverse effect on our business or share price.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent financial fraud. Pursuant to the Sarbanes-Oxley Act, we are required to periodically evaluate the effectiveness of the design and operation of our internal controls. Internal control over financial reporting may not prevent or detect misstatements because of inherent limitations, including the possibility of human error or collusion, the circumvention or overriding of controls, or fraud. If we fail to maintain an effective system of internal controls, our business and operating results could be harmed, and we could fail to meet our reporting obligations, which could have a material adverse effect on our business and the share price.

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

A number of environmental requirements in the European Union, including some that have only recently come into force, affect our business. These requirements include:

•	a directive that imposes a “take-back” obligation on manufacturers to finance the collection, recovery and disposal of electrical and electronic equipment. Because of unclear statutory definitions and interpretations in individual member states, we are unable at this time to determine in detail the consequences of this directive for us.

•	an European legislation that restricts the use of lead and other hazardous substances in electrical and electronic equipment.

•	Directive, that restricts the use of hazardous substances in automotive vehicles.

•	a directive that describes ecodesign requirements for energy-using products, including information requirements for components and sub-assemblies.

•	the European regulatory framework for chemicals, called REACH, which deals with the registration, evaluation, authorization and restriction of chemicals.

•	a recent directive on environmental liability with regard to the prevention and remedying of environmental damage.

These requirements are partly under revision by the European Union and their potential impacts cannot currently be determined in detail.

In addition, the Chinese government restricts the use of lead and other hazardous substances in electronic products. Because not all implementing measures are in place, the consequences for our company cannot currently be determined in detail. Similar regulations or substance bans are being proposed or implemented in various countries of the world. We are not able at this time to estimate the amount of additional costs that we may incur in connection with these regulations.

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

Our business and financial condition could be adversely affected by current or future litigation.

We are a party to lawsuits in the normal course of our business, including suits involving allegations of intellectual property infringement, product liability and breaches of contract. The results of complex legal proceedings are difficult to predict. There can be no assurance that the results of current or future legal proceedings will not materially harm our business, reputation or brand.

We record a provision for litigation risks when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. We maintain liability insurance for certain legal risks at levels our management believes are appropriate and consistent with industry practice. We may incur losses relating to litigation beyond the limits, or outside the coverage, of such insurance and such losses may have a material adverse effect on the results of our operations or financial condition, and our provisions for litigation-related losses may not be sufficient to cover our ultimate loss or expenditure. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business, operating results, or financial condition. For additional information with respect to legal proceedings, see “Business — Legal Matters”.

We are a subject of investigations in several jurisdictions in connection with pricing practices in the DRAM industry, and are a defendant in civil antitrust claims in connection with these matters.

In September 2004, we entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (the “DOJ”) in connection with its investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, we agreed to plead guilty to a single count relating to the pricing of DRAM products and to pay a fine of $160 million, payable in equal annual installments through 2009.

In April 2003 we received a request for information regarding DRAM industry practices from the European Commission (the “Commission”) and in May 2004 we received a notice of a formal inquiry into alleged DRAM industry competition law violations from the Canadian Competition Bureau. We are cooperating with the Commission and the Canadian Competition Bureau in their inquiries.

Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against us and other DRAM suppliers in U.S. federal courts and in state courts in various U.S. states, as well as in different Canadian provinces. The complaints allege violations of U.S. federal and state or Canadian antitrust and competition laws and seek significant damages on behalf of the plaintiffs. In July 2006 the state attorney generals of a number of U.S. states filed actions against us and other DRAM suppliers in U.S. federal courts. The claims involve allegations of DRAM price fixing and artificial price inflation and seek to recover three times actual damages and other relief.

In connection with these matters as well as for legal expenses relating to the securities class action described in “Business — Legal Matters” and in accordance with U.S. GAAP, as of September 30, 2008 Infineon Logic had accrued liabilities in the amount of €37 million, and Qimonda had accrued liabilities in the amount of €36 million. Because these matters remain ongoing, we cannot predict at this time whether the reserves will be adequate to cover any further potential liabilities that may be incurred.

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

Following our announcement in September 2004 of our agreement to plead guilty in connection with the DOJ’s antitrust investigation and to pay a fine of $160 million, several purported securities class action lawsuits have been brought against us in U.S. district courts. The lawsuits were consolidated into one complaint that is pending at the U.S. District Court for the Northern District of California. Plaintiffs allege violations of the U.S. securities laws and assert among other things that we made materially false and misleading public statements about our historical and projected financial results as well as competitive position and manipulated the price of our securities, thereby injuring our shareholders. Although we are defending against these suits vigorously, a significant settlement or negative outcome at trial could have a material adverse effect on our financial results. See “Business — Legal Matters” for a description of these matters.

We are the subject of an investigation by the European Commission in connection with alleged violations of competition laws in the Chip Card & Security segment.

On October 21, 2008, we learned that the European Commission had commenced an investigation involving our Chip Card & Security segment for alleged violations of competition laws. This investigation is in the very early stages. We are assessing this situation and will continue to monitor the investigation carefully. If the European Commission were to find that our Chip Card & Security segment violated European Union competition laws, the fines and penalties that would likely be imposed on us could be substantial and would be expected to have a material adverse effect on our business, operations and financial condition.

We might be faced with product liability or warranty claims.

Despite extensive quality assurance measures, such as our Automotive Excellence program, there remains a risk that defects may occur in our products. The occurrence of such defects — particularly in consumer areas and areas in which personal injury could result, such as our automotive business group — could give rise to warranty claims or to liability for damages caused by such defects. We could also incur consequential damages and could, moreover, experience limited acceptance of our products in the market. In addition, customers have from time to time notified us of potential contractual warranty claims in respect of products supplied by us, and may do so in the future. These matters could have a material adverse effect on our business and financial condition.

Additional risks related to Qimonda

As the majority shareholder in Qimonda, we will continue to be negatively impacted by any further adverse developments in the business of Qimonda.

Because we will continue to fully consolidate the financial results of Qimonda as discontinued operations in our consolidated financial statements for so long as Infineon remains the majority shareholder of that company, fluctuations in Qimonda’s results of operations will be reflected in our operating results. Our consolidated results of operations will therefore be significantly affected by the success or failure of the management of Qimonda and, although we will have control over Qimonda for so long as we remain its majority shareholder, we will not have the ability to direct its operations on a day-to-day basis. Our ability to realize cash from any further sales of Qimonda securities held by Infineon will be substantially dependent on the market performance of Qimonda’s stock, which will in turn depend on the business success of Qimonda and the development of the market for semiconductor memory products, both of which are substantially outside our control.

Market prices for DRAM have experienced extremely significant declines since the beginning of the 2007 calendar year. As a result of this intense pricing pressure, Qimonda continued to incur significant losses during the 2008 fiscal year, which are reflected in “Income (loss) from discontinued operations, net of tax” in our consolidated statements of operations. During the 2008 fiscal year, we also recorded material write-downs to the carrying value of Qimonda’s assets to reflect them at current fair value less costs to sell, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”. We currently do not intend to make any further capital contributions to Qimonda and have repeatedly announced that we are seeking to dispose of our remaining 77.5 percent interest in that company. We continue to pursue all potential strategic alternatives for the disposal of our remaining interest in Qimonda, but can provide no assurance that we will be successful in this regard.

On November 7, 2008, the New York Stock Exchange (“NYSE”) notified Qimonda that it was not in compliance with the NYSE’s continued listing standards because the average closing price of its ADSs had been below $1.00 over a consecutive 30-day trading period. Over the 12-month period ended November 19, 2008, Qimonda’s share price fell 98 percent, from $8.62 to $0.11. Qimonda has notified the NYSE that it intends to regain compliance with this listing standard. If Qimonda cannot do so by May 7, 2009, however, the NYSE has indicated that it will commence suspension and delisting procedures against Qimonda.

Qimonda may be unsuccessful in its ongoing strategic and operational efforts to improve its financial position. If Qimonda is unable to continue to meet its obligations as they come due, Infineon could be exposed to material liabilities related to the Qimonda business, and the operating results and financial condition of Infineon could be materially and adversely affected.

In order to address the ongoing adverse market conditions in the memory products industry and to better enable it to meet its current obligations in the short term, Qimonda has intensively explored operational and strategic alternatives to raise and conserve cash. In furtherance of these goals, on October 13, 2008, Qimonda announced a global restructuring and cost-reduction program that is intended to reposition Qimonda in the market and substantially increase its efficiencies through a wide-ranging realignment of its business. As a part of this program, Qimonda also announced that it had agreed to sell its 35.6 percent interest in Inotera Memories Inc. to Micron Technology, Inc. for $400 million in cash (approximately €296 million). The transaction was completed in November 2008. Additionally, on December 21, 2008, we, the German Free State of Saxony, and Qimonda jointly announced a financing package for Qimonda. This proposed transaction is described under “Operating and Financial Review — Recent Developments Related to Qimonda”. Qimonda has announced that it intends to use the proceeds from this joint investment and the sale of the assets described above to fund its operations in the short-term, including the development of its Buried Wordline technology.

During the 2008 fiscal year, we committed to a plan to dispose of our interest in Qimonda. We remain committed to this plan to dispose of our interest in Qimonda. Accordingly, Infineon has classified the assets and liabilities of Qimonda as held for disposal in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, and recorded the write-downs of Qimonda’s assets described above totaling €1,303 million. The net book value of the Qimonda disposal group in our consolidated balance sheet as of September 30, 2008 has been recorded at the estimated fair value less costs to sell of Qimonda in accordance with SFAS No. 144. Upon disposal of Qimonda, in accordance with IFRS, we would also realize losses related to unrecognized currency translation effects for the Qimonda disposal group which are recorded in equity. As of September 30, 2008, the amount of such losses recorded in shareholders’ equity under IFRS totaled €187 million.

There can be no assurance that the operational and strategic measures described above will enable Qimonda to continue to meet its obligations, or that Qimonda will be successful in implementing any further operational or strategic initiatives to adequately address its financial condition. There can also be no assurance that we will be successful in disposing of our remaining interest in Qimonda. In the event that Qimonda’s ongoing operational and strategic efforts fail to generate adequate cash or to result in desired operational efficiencies and resulting cash savings, Qimonda may have difficulty meeting its obligations as they come due. In such a case, our financial condition and results of operations would be materially adversely affected.

In the event that Qimonda were to be unable to meet its obligations, we may be exposed to certain significant liabilities related to the Qimonda business, including pending antitrust and securities law claims, the potential repayment of governmental subsidies received, and employee-related contingencies. Qimonda has accrued approximately €70 million in connection with the antitrust matters and anticipated defense costs in connection with the securities law matters. Given the uncertainty of the timing, nature, scope or success of any specific claim, we are unable to meaningfully quantify our total potential exposure in respect of these matters, but are aware that such exposure, were it to arise, is likely to be material.

Even if we are successful in reducing or eliminating our interest in Qimonda, we will continue to be affected by negative developments in Qimonda’s business.

We may conclude a transaction to sell our remaining interest in Qimonda. If we reduce our position to less than 50 percent, as we have announced we intend to do, we will no longer consolidate the results of Qimonda in our group results. If we retain a minority stake, however, we will continue to be exposed to any adverse developments in Qimonda’s results.

The memory products business is characterized by particularly intense competition and pricing pressure, which could reduce Qimonda’s sales or revenues.

The memory products business is particularly competitive, and has been characterized by rapid technological change, short product lifecycles, high capital expenditures, intense pricing pressure, periods of oversupply and continuous advancements in process technologies and manufacturing facilities. Qimonda competes globally with other major DRAM suppliers, including Samsung Electronics, Inc., Micron Technology, Inc., Hynix Semiconductor, Inc., Elpida Memory, Inc., and Nanya Technology Corporation. Some of Qimonda’s competitors have substantially greater capital, human and other resources and manufacturing capacities, more efficient cost structures, higher brand recognition, larger customer bases and more diversified product lines than Qimonda. Competitors with greater resources and more diversified operations may have long-term advantages, including the ability to better withstand downturns in the DRAM market and to finance research and development activities. In addition, unfair price competition, government support or trade barriers by or for the benefit of its competitors would adversely affect Qimonda’s competitive position.

Increased competitive pressure or the relative weakening of Qimonda’s competitive position could continue to materially and adversely affect Qimonda’s and our business financial condition and results of operations.

Qimonda’s business would continue to suffer if it does not have adequate access to capital.

Qimonda may continue to experience difficulties in raising the amounts of capital required for its business on acceptable terms due to a number of factors, such as general market and economic conditions, inadequate cash flow from operations or unsuccessful asset management. Our business may be hurt if Qimonda is not able to make necessary capital expenditures and finance necessary research and development activities.

BUSINESS

Overview

We are one of the world’s leading semiconductor companies. We have been at the forefront of the development, manufacture and marketing of semiconductors for more than fifty years, first as the Siemens Semiconductor Group and, since 1999, as an independent company. We have been a publicly traded company since March 2000. According to market research company iSuppli, we were the sixth-largest semiconductor company worldwide in the nine months of the 2008 calendar year — with our non-memory businesses alone ranked number 10 in that period.

We design, develop, manufacture and market a broad range of semiconductors and complete system solutions used in a wide variety of microelectronic applications. Our core business is conducted through our Automotive, Industrial & Multimarket segment and our Communication Solutions segment. Effective October 1, 2008, we have reorganized our business to better align with our target markets, with five operating divisions: Automotive, Chip Card & Security, Industrial & Multimarket, Wireline Communications and Wireless Solutions.

In addition, we currently hold a 77.5 percent interest in the memory products company Qimonda. During the quarter ended March 31, 2008, we committed to a plan to dispose of Qimonda. We are actively pursuing our disposal plan and expect to finalize the disposal by the end of the second quarter of the 2009 fiscal year. As a result, the historical results of Qimonda are reported as discontinued operations in the condensed consolidated statements of operations for all periods presented, and the assets and liabilities of Qimonda have been reclassified as held for disposal in the condensed consolidated balance sheets for all periods presented. On December 21, 2008, we, the German Free State of Saxony, and Qimonda jointly announced a financing package for Qimonda. This proposed transaction is described under “Operating and Financial Review — Recent Developments Related to Qimonda”.

The address of our principal executive offices is: Am Campeon 1-12, D-85579, Neubiberg, Germany, and our main telephone number is +49-89-234-0. Our agent in the United States is Infineon Technologies North America Corp., which has its principal executive offices at 640 N. McCarthy Blvd., Milpitas, CA 95035.

The principal developments during the 2008 fiscal year included the following:

Corporate and Commercial Developments

•	In December 2007, we announced an agreement with IBM to broaden the availability of our high-volume Embedded Flash process. We will license our 130-nanometer Embedded Flash technology to IBM for new chip designs manufactured by IBM in North America. Additionally, we will utilize IBM foundry services for future products based on this process.

•	In January 2008, we and automotive system manufacturer Delphi Corporation announced a strategic technology collaboration for the development of a new generation of body control units based on the AUTOSAR (AUTomotive Open System ARchitecture) standard.

•	Also in January 2008, we entered an agreement with Volkswagen to use an Infineon microcontroller in automotive body and convenience electronics. Volkswagen will use the microcontroller to provide greater gateway capabilities in automotive body and convenience electronics to support the increasing requirements for networking and communication between individual automotive subsystems.

•	In February 2008, we signed an agreement with a tier 1 handset company to supply our SMARTitmUE+ chip for their HSxPA/ EDGE products. The SMARTitmUE+ is the world’s first single chip Receive-diversity transceiver IC with a standard DigRF V3.09 interface. The single chip RF significantly improves the signal quality from base station to handset.

•	In March 2008, we announced a collaboration with Intel Corporation to serve the TPM (Trusted Platform Module) market. Infineon was selected as an Intel Preferred Supplier of TPM 1.2 Client Software for Intel’s Trusted Platform Module (Intel TPM) 1.2 Hardware Solution.

•	Also in March 2008, we and LSI Corporation entered into an agreement under which LSI acquired our HDD (hard disk drive) business. By divesting our non-core HDD business, we furthered our strategic goal of focusing on our core markets. The transaction closed in April 2008.

•	In April 2008, we signed a memorandum of understanding with the European Commission to advance the development of intelligent emergency call systems. The European emergency call system eCall is to be a standard feature in all new automobiles registered for road use in EU countries from September 2010.

•	Also in April 2008, we and Samsung Electronics, Inc. entered into a collaboration for the use of Infineon’s HSDPA Platform XMMtm6080 in Samsung’s new family of HEDGE (HSDPA/EDGE) mobile handsets.

•	Also in April 2008, we entered into an agreement to buy Primarion Corporation. Primarion produces digital power integrated circuits (ICs) for power management in computing, graphics and communication markets. With this acquisition, we strive to broaden our product portfolio in the area of digital power management ICs and to become a leader in this fast growing market.

•	In August 2008, we announced that we are the sole supplier for security chip cards for one of China’s largest contactless transportation cards — the “Shenzhen Tong” microcontroller card. The “Shenzhen Tong” card utilizes contactless microcontrollers from our SLE 66PE product family. More than three million of these microcontroller cards are expected to be issued by the end of the 2008 calendar year.

Technical and Product Developments

•	We introduced a new family of radar system ICs (RASICtm) which could bring long- and medium-range automotive radar to mid-range cars as soon as mid 2010. Infineon’s RXN7740 is a highly integrated front-end chip for the 76-77 GHz frequency range which includes function blocks for the oscillator, the power amplifier and four mixers for multiple antennas.

•	We introduced our new family of 16-bit real-time signal controllers that feature fast interrupt response time and context switching specifically targeting industrial drive applications. The new XE166 family of Real-Time Signal Controllers (RTSC) can control up to four individual motors simultaneously.

•	We announced a 32-bit high-security flash microcontroller designed to bring a significant layer of security and convenience to mobile applications based on NFC (Near Field Communication). In addition to its extensive hardware security capability, the new NFC-enabled SIM card microcontroller combines a Single Wire Protocol (SWP) interface with contactless Mifaretm technology.

•	We unveiled a new TVS (transient voltage suppression) protection diode, which is the smallest in the world. With a footprint of just 0.6 x 0.3 square millimeter and a mere 0.3 millimeter high, the ESD series diode is designed to protect the latest electronic communication and consumer devices against electrostatic overvoltages. The TVS diode can reliably absorb electrostatic discharges as high as 20kV and a response time of less than 0.5 nanoseconds.

•	We launched a new microcontroller family for automotive powertrain and chassis applications. The new Infineon AUDO FUTURE family of 32-bit microcontrollers uses the TriCore core that combines microcontroller functions with digital signal processing and the industry’s highest density flash memory. The family also includes the first FlexRay communications block that has been approved by the TÜV Nord Group’s Institute for Vehicle Technology and Mobility, combined with industry-proven AUTOSAR software and a peripheral control processor that offers additional system performance.

•	We introduced the CoolMOS 900 V power MOSFET family, intended for high-efficiency SMPS (switched-mode power supply), industrial and renewable energy applications.

•	We announced three new families of power semiconductors, the OptiMOS 3 40V, 60V and 80V families, which reduce power losses by as much as 30 percent in a given standard TO (Transistor Outline) package.

•	We introduced the SmartLEWIS MCU PMA71xx family for wireless control applications. With the SmartLEWIS MCU family, remote control units can use radio frequency (RF) technology instead of today’s infrared transmission, overcoming the disadvantage of line-of-sight communication.

•	We presented the world’s first single chip CAT-iq/DECT wireless engine for basestations, dubbed the COSIC (Cordless Single Chip)-Modem. The COSIC-Modem integrates the baseband processor, transceiver and power amplifier in a monolithic CMOS single chip for high quality cordless IP telephony.

•	We introduced the X-GOLD 113 and the X-GOLD 213 which enable advanced mobile phone features such as camera, mobile Internet and audio-entertainment to be accessible in low-cost markets. The integration of these features allows customers to reduce the production cost of core mobile functions by up to 40 percent compared with more traditional solutions.

•	We announced two new LDMOS RF power transistors targeting wireless infrastructure applications, such as WiMAX, in the 2.5 GHz-to-2.7 GHz frequency band. The high peak power performance of the new LDMOS RF power transistors will enable designers to simplify their RF power amplifier designs.

•	We introduced a new generation 3G platform family. This new platform family addresses all major 3G market segments and includes a high performance HSPA modem solution, a feature phone solution enriched with high multimedia capabilities and a cost-efficient 3G solution.

•	We announced the world’s first DSL CPE (customer premise equipment) solution optimizing support for such applications as IPTV (Internet Protocol Television) and providing the best possible quality of service across a wide range of deployment conditions. Our IPTV over DSL feature package includes innovative features such as predictive error decoding (Erasure Decoding) and Gamma Layer Retransmission for xDSL CPE solutions.

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

The market for semiconductors has historically been volatile. Supply and demand have fluctuated cyclically and have caused pronounced fluctuations in prices and margins. Following a severe downturn in 2001, the industry experienced a further period of low demand and ongoing worldwide overcapacity during 2002. In 2003 and in particular in 2004, the semiconductor market showed stronger performance. During 2005, global semiconductor market growth slowed significantly to 7 percent, according to WSTS. In 2006 market growth slightly accelerated to 9 percent. In 2007, market growth decelerated, down to 3 percent. For the 2008 calendar year, WSTS anticipates a growth rate of 2.5 percent for the global semiconductor market. For the 2009 calendar year, WSTS forecasts a decrease in revenues in the global semiconductor market of 2.2 percent and Gartner Dataquest forecasts a decrease of 16 percent.

Strategy

We strive to achieve profitable growth in our core businesses by maintaining and expanding our leadership position in semiconductor solutions for energy efficiency, security, and communications. To achieve these goals, we seek to:

•	Build on our leadership position in key markets, in particular by helping to improve energy efficiency. We believe that our success to date has been based on a deep understanding of a wide range of applications for the automotive and industrial sectors as well as for personal computers and other consumer devices. Our leading position in these areas is built on high-

performance products, superior process technologies and optimized in-house manufacturing capabilities. We see significant growth potential for our power business, in particular, driven by high energy costs and the need for ever longer battery lifetimes in mobile devices.

•	Provide the technology to be connected every day & everywhere — from home, in the office or on the way. We seek to continue to profit from our key strengths in areas such as RF and mixed signal technologies employed in particular in our communications businesses. In order to benefit from the ever-increasing need for mobility and communication in all aspects of day-to-day life, we intend to broaden our customer base and to focus on the most promising solutions for future profitable growth, such as cellular phone platforms and broadband customer premises equipment.

•	Strengthen our leadership position in security solutions. We intend to leverage our know-how to address applications in new areas, and believe we are well positioned to benefit from future trends like the transition to e-passports and the implementation of digital rights management in consumer devices. We believe that the ever-increasing digitalization and increasing mobility in daily life will continue to be a key driver for our security business.

•	Manage carefully the mix of make-versus-buy in manufacturing and process technology development. We intend to continue to invest in those process technologies that provide Infineon with a competitive differentiator. This is the case in particular in our power process technologies and in manufacturing capacity that can meet the very high quality requirements of automotive customers. At the same time, in standard CMOS below 90-nanometer, we will continue to share risks and expand our access to leading-edge technology through long-term strategic partnerships with other leading industry participants. We do not intend to invest in in-house capacity for standard CMOS processes below the 90-nanometer node, and we will make use of manufacturing at silicon foundries instead.

•	Seek to improve our margin in the 2009 fiscal year and beyond and to secure our long-term competitiveness, including through our “IFX 10+” program. In order to improve our margin and maximize the overall efficiency of our operations, we have introduced our IFX 10+ cost reduction program, with the goal of identifying and executing structural improvements leading to significant ongoing cost savings. In particular, through this program we seek to improve our portfolio management, further reduce manufacturing and administrative costs, and boost the efficiency of our R&D efforts and our overall organization.

Products and Applications

The following summary provides an overview of some of our more significant products and applications, and the four largest customers of each of our two reportable segments, in the 2008 fiscal year.

Principal Products, Applications and Customers

Four Largest
Customers in the 2008
Segment	Principal Products	Principal Applications	Fiscal Year

Automotive, Industrial & Multimarket	Power semiconductors (discretes, ICs and modules), sensors and microcontrollers (8-bit, 16-bit, 32-bit) with and without embedded memory, silicon discretes, chip card and security ICs, ASIC design solutions including secure ASICs, Trusted Platform Modules	Automotive: Powertrain (engine control, transmission control, hybrid), body and convenience (comfort electronics, air conditioning), safety and vehicle dynamics (ABS, airbag, stability control), connectivity (wireless communication, telematics/navigation)	Avnet, Bosch, Continental, Siemens
Industrial & Multimarket: Power management & supplies, lighting, drives, renewable energy, power generation and distribution, industrial control, discrete commodity products (e.g., handsets)
Security & ASICs: Chip card and security ICs (e.g., for mobile communication, identification, finance), platform security for computers and in networks (i.e., Trusted Platform Modules), game consoles, hearing aids, computer peripherals

Communication Solutions	Baseband ICs, RF transceivers, power management ICs, single chip ICs integrating these components, mobile phone platform solutions including software, DECT chipsets, tuner ICs, RF-power transistors, ICs for voice access and core access (e.g., CODECs, SLICs, ISDN, T/E), broadband access ICs for xDSL CO/CPE, VoIP, Ethernet switch and PHY, system solutions for DSL-modems, home-gateways	Mobile telephone systems for major standards (GSM, GPRS, EDGE, UMTS), cordless telephone systems for major standards (WDCT, DECT), RF connectivity solutions (e.g., Bluetooth, GPS), cellular base stations, voice access and core access, broadband access solutions for central office, broadband customer premises equipment	Hon Hai Precision, LG Electronics, Nokia, Samsung

Automotive, Industrial & Multimarket

The Automotive, Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in automotive, industrial and security applications, in addition to applications with customer-specific product requirements. Our automotive and industrial business units focus on microcontrollers and power semiconductors (which handle higher voltage and higher current than standard semiconductors), discrete semiconductors, modules and sensors. According to Strategy Analytics, we were the second largest producer of ICs for automotive electronics worldwide in 2007, with more than 9 percent of the market, and the largest in Europe. Within the fragmented market for industrial semiconductor applications, we focus on power management and supply, as well as drives and power generation and distribution. IMS Research reported that we were the number one supplier worldwide for power semiconductors in 2007, with a market share of more than 9 percent. Our broad portfolio addressing consumer, computing and communication applications ranges from discrete semiconductors and power devices to chip card and security ICs and ASIC design solutions.

Automotive

The market for semiconductors for automotive applications has grown substantially in recent years, reflecting increased electronic content in automotive applications in the areas of safety, power train, body and convenience systems. This growth also reflects increasing substitution of mechanical devices, such as relays, by semiconductors, in order to meet more demanding reliability, space, weight, and power reduction requirements.

Our automotive team offers semiconductors and complete system solutions in the engine management, safety and chassis, body and convenience, and infotainment markets, in some cases including software. Our principal automotive products include:

•	Semiconductors for power train applications, which perform functions such as engine and transmission control and hybrid power trains;

•	Semiconductors for safety management, which manage tasks such as the operation of airbags, anti-lock braking systems, electronic stability systems, power steering systems and tire pressure monitoring systems;

•	Semiconductors for body and convenience systems, which include light modules, heating, ventilation and air conditioning systems, door modules (power windows, door locks, mirror control) and electrical power distribution systems; and

•	Semiconductors for connectivity, such as those used for wireless communication and navigation/telematics.

According to Strategy Analytics, body & convenience systems comprise the largest portion of the market, followed by safety and vehicle dynamics systems, power train applications, such as transmission, engine and exhaust control, in-car entertainment, and driver information.

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

In order to strengthen our position in all areas of automotive electronics, we seek to further develop our strong relationships with world-wide leading car manufacturers and their suppliers, with a particular focus on those at the forefront in using electronic components in cars. We also seek to further strengthen our presence in the United States and to expand in other geographic areas, notably Asia Pacific including Japan. We believe that our ability to offer complete semiconductor solutions integrating power, analog and mixed-signal ICs and sensor technology is an important differentiating factor among companies in the automotive market. We also believe that our strength in this historically relatively stable market complements our strengths in other markets that may be subject to greater market volatility.

We strongly emphasize high quality in our products. We have implemented a group-wide program called Automotive Excellence, through which we aim for the goal of “zero defects” in our automotive semiconductors and solutions.

Industrial & Multimarket

The market for semiconductors for industrial applications is highly fragmented in terms of both suppliers and customers. It is characterized by large numbers of both standardized and application-

specific products. These products are employed in a large number of diverse applications in industries such as transportation, factory automation and power supplies.

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

We have a strong position in power applications within the industrial and automotive segments. According to the annual market reports of IMS Research, we have been the global market leader for power semiconductors for the past five years, with a 9.7 percent market share in 2007.

Our broad portfolio comprises power modules, small signal and discrete power semiconductors, power management ICs and microcontrollers. Our industrial products are used in a wide range of applications, such as:

•	Power supplies (AC/DC), divided into two main categories: uninterruptible power supplies, such as power backbones for Internet servers; and switched-mode power supplies for PCs, servers and consumer electronics such as televisions and gaming consoles, as well as battery chargers for mobile phones, notebook computers and other handheld devices;

•	DC/DC power converters for computing and communication applications such as motherboards, telecommunications equipment and graphic cards;

•	Lighting (electronic lamp ballast and control);

•	Drives for machine tools, motor controls, pumps, fans and heating, ventilation, consumer appliances (such as washing machines), air-conditioning systems and transportation as well as power supplies for additional consumer appliances such as inductive cooking;

•	Industrial automation, meters and sensors;

•	Power generation, especially in the fields of renewable energy and power distribution systems; and

•	Other industrial applications such as medical equipment.

Our portfolio of semiconductor discretes includes:

•	AF (audio frequency) discretes (general purpose diodes and transistors, switching diodes, digital transistors);

•	RF (radio frequency) discretes (diodes, transistors, Small Scale Integrated Circuits (“SSICs”), Monolithic ICs);

•	HIPAC (High Performance Active and Passive Integration) devices offering ESD/EMI (Electro Static Discharge/Electro Magnetic Interference) protection and high integration in advanced applications (e.g., in mobile communication devices); and

•	SMM (Silicon MEMS Microphone): acoustical sensors based on MEMS (Micro-Electro-Mechanical System) semiconductor technology (for use in mobile phone applications, for example).

Security & ASICs

Our chip card and security unit designs, develops, manufactures and markets a wide range of security controllers and security memories for chip card and security applications. According to Frost & Sullivan, we remained the market leader in ICs for smart card applications in the 2007 calendar year, with a market share of 26.6 percent.

Our products include security memory ICs, security microcontroller ICs for identification documents, payment cards, SIM cards, prepaid telecom cards, access and transportation cards, as well as RFID ICs for object identification and access.

The markets for our security products are characterized by an increasing emphasis on high-security applications like identification and payment, and by trends towards lower prices and higher demand for embedded non-volatile memory in SIM cards.

Within our ASIC design & security business we focus on customer-specific products integrating intellectual property from our customers with our own IP. These products are used in a variety of markets, with a special focus on systems for mobility, industrial, data storage and security. The main products of this business unit include:

•	Systems on Chip (“SoC”) for HDD applications;

•	Products for computer and gaming peripherals (e.g., in wireless control pads or memory sticks);

•	Secure ASICs, taking advantage of our security know-how (e.g., for authentication or copy protection);

•	Trusted Platform Module (“TPM”) products (hardware-based security for trusted computing); and

•	Customer designs manufactured by us on a foundry basis.

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

Wireless Communications

In wireless communications, our principal products include baseband ICs, RF transceivers and single-chip ICs for the major standards (GSM, GPRS, EDGE and UMTS), power management ICs, radio-frequency products such as Bluetooth ICs, GPS ICs, and tuner ICs, as well as RF-power components for wireless infrastructure (base stations). Our principal solutions include hardware system design and software solutions for mobile telephone systems (addressing primarily the GSM, GPRS, EDGE, and UMTS standards).

According to iSuppli in the 2007 calendar year we held the number three position in wireless ASSPs with a worldwide market share of 6 percent.

The markets for products in which our cellular communication ICs and systems are utilized are characterized by trends towards lower cost, increasingly rapid succession of product generations, increased system integration, and market consolidation. According to Strategy Analytics, over 1.1 billion cellular handsets were produced in the 2007 calendar year, compared with about 1 billion devices in 2006. This growth was to a large extent driven by a strong demand in emerging markets. Increasing demand for connectivity and multimedia capability is expected to increase the IC content of mobile phones. However, despite such increased demand, the average selling prices for cellular phone ICs have declined in recent years. We expect that a further price decline of entry-level handset models, often referred to as “Ultra Low Cost” telephones, will generate additional demand in emerging markets. We expect these trends to create both opportunities and threats for suppliers of cellular communication semiconductors and systems.

We offer products and solutions to customers in the following principal application areas:

•	GSM, or Global System for Mobile Communication, which is the de facto wireless telephone standard in Europe and available in more than 120 countries. GSM is a wireless mobile telecommunication standard that includes General Packet Radio Service (“GPRS”), Enhanced Data rate for GSM Evolution (“EDGE”), and Universal Mobile Telecommunications System (“UMTS”). We offer products and solutions such as baseband ICs, RF transceivers, power management ICs, single-chip ICs integrating these components, mobile software, and reference designs addressing all of these wireless communication standards;

•	UMTS, a GSM-based standard for third-generation (“3G”) broadband, packet-based transmission of text, digitized voice, video, and multimedia at data rates up to 2 megabits per second (“Mbps”). We offer complete multimedia mobile phone platforms, RF transceivers and mobile software for UMTS and also for the HSDPA standard (High-Speed Downlink Packet Access) that supports data rates of up to 7.2 Mbps;

•	DVB (Digital Video Broadcasting), covering a number of generally accepted protocol standards for digital television. DVB-T (Digital Video Broadcasting — Terrestrial) and DVB-H (Digital Video Broadcasting — Handhelds) are television protocol standards that enable digital transmission of digital content for moving reception devices, such as mobile phones and PDAs (Personal Digital Assistants). We offer tuner ICs for stationary, portable and mobile television receivers for the analog (PAL, NTSC) and digital (DVB-C/T, ISDB, ATSC, DAB, DVB-H, T-DMB, ISDB-T) TV standards;

•	The Global Positioning System (“GPS”), a location system based on a network of satellites. GPS is widely used in automotive, wireless, mobile computing and consumer applications. Together with a development partner (which was subsequently acquired by Broadcom), we have introduced the Hammerhead product family, a single-chip Assisted Global Positioning System (“A-GPS”) receiver for mobile telephones, smart phones and PDAs; and

•	Bluetooth, a computing and telecommunications industry specification that allows mobile phones, computers and PDAs to connect with each other and with home and business phones and computers using a short-range wireless connection. We offer BlueMoon UniCellular, a fast and energy-efficient Bluetooth-chip which supports the Bluetooth enhanced data rate (“EDR”) protocol.

In the first quarter of our 2008 fiscal year we acquired the Mobility Products Group of LSI Logic Corporation. With this acquisition we furthered our strategic goal of strengthening our product portfolio for our wireless customers.

Wireline Communications

In Wireline Communcations, we offer a broad product portfolio and complete system solutions focused on wireline access applications. Our solutions are deployed at major service providers worldwide. According to Gartner Dataquest, we held the number one position in the wireline access network IC market (excluding cable modem transceiver ICs, which we do not address) in 2007, with a market share of 22 percent.

The market for our wireline communications products is currently characterized by the launch of high-speed data and video broadband services (e.g. IPTV) from service providers around the world, the convergence of voice and data networks into a single IP-based Next-Generation Network (NGN) infrastructure, market consolidation, and strong pricing pressure.

Our broad portfolio in wireline communication includes semiconductors for voice access and core access, xDSL transceivers for central office (CO) and customer premises equipment (CPE), VoIP ICs, Ethernet switches and PHYs, DECT ICs and system solutions for DSL modems and home gateways. This comprehensive product portfolio allows complete, end-to-end access solutions that enable the “triple play” of voice, data, and video applications.

The primary applications for our wireline communication products include:

•	broadband CPE equipment such as xDSL-modems and home-gateways;

•	broadband access solutions for the central office, such as xDSL line cards; and

•	voice access, core access and enterprise applications, e.g., analog line cards, ISDN, T/E, ATM and PBX.

During the fourth quarter of the 2007 fiscal year we acquired the DSL CPE business of Texas Instruments, Inc. This acquisition has enabled us to combine our innovative broadband CPE roadmap with Texas Instruments Inc.’s large deployed DSL CPE base at major carriers worldwide.

Customers, Sales and Marketing

Customers

We sell our products to customers located mainly in Europe, the United States, the Asia/Pacific region and Japan.

We target our sales and marketing efforts on demand creation at approximately 440 direct customers worldwide without customers specific to Qimonda.

On a group-wide basis, no customer accounted for more than 10 percent of our sales in the 2008 fiscal year, and our top 20 customers accounted for approximately 56 percent of our sales.

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

We have sales offices throughout the world. We believe that this global presence enables us not only to respond promptly to our customers’ needs, but also to be involved in our customers’ product development processes and thereby be in a better position to design customized ICs and solutions for their new products. We believe that cooperation with customers that are leaders in their respective fields provides us with a special insight into these customers’ concerns and future development of the market. Contacts to our customers’ customers and market studies about the end consumer also position us to be an effective partner for our customers.

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

Below we provide more detailed information on the customers of each of our principal segments:

Automotive, Industrial & Multimarket

Automotive

In the automotive business, which includes sales of microcontrollers, power devices and sensors, our customer base includes most of the world’s major automotive suppliers. Our two largest customers in the 2008 fiscal year were Bosch and Continental. Sales of automotive products are made primarily in Europe and, to an increasing extent, in the United States, China, Korea and Japan.

Industrial & Multimarket

In the industrial & multimarket businesses, the Siemens group is the largest OEM customer, but the bulk of our sales of industrial products are made in small volumes to customers that are either served directly or through third-party distributors such as Arrow, Avnet and WPG Holdings. Our sales of industrial products vary by type of product, with devices for drive and power conversion applications sold primarily in Europe and the United States, and devices for power management and supply sold primarily in Asia (other than Japan) and Europe. Our wide variety of discrete commodity products is targeted at customers in all major fields of applications, including consumer, computing and communication.

Security & ASICs

Our chip card and security business derives a large portion of its revenues from large-scale projects like ePassport projects. Within the chip card business, three card manufacturers — Gemalto, Giesecke & Devrient and Oberthur Technologies — accounted for a significant portion of sales. We maintained our strong worldwide position in the security business during the 2008 fiscal year.

With our broad and complementary IP portfolio, system integration skills, and manufacturing expertise, we seek to leverage our IP into ASIC-based system solutions. We concentrate on customized designs for customers such as Siemens and Microsoft Corporation.

Communication Solutions

Wireless Communications

In the field of wireless communications, we sell a wide variety of products addressing applications such as cellular phones, transmission technologies for short, middle and long distances, tuners, positioning systems and wireless infrastructure to most of the world’s leading wireless device and equipment suppliers. In cellular phone applications, customers purchase products that range from ASSPs and customized ASSPs that we produce to customer design and specifications to complete system solutions including mobile software. With complete system solutions, we target OEMs as well as design houses and ODMs. Our largest announced cellular phone customers include LG Electronics, Nokia and Samsung. To our wireless infrastructure customers, such as Ericsson, we supply RF-power products.

Wireline Communications

The wireline communications business sells IC products for telecommunication and data communication applications to a world-wide customer base, targeted at system providers of broadband communication applications. Our product portfolio includes ICs for voice and core access solutions (for example, CODECs, SLICs, ISDN, T/E), broadband access system solutions for xDSL and VoIP, as well as system solutions for broadband CPE, home networking equipment, and cordless phones.

The largest customers of our wireline communications business include leading telecommunications and data communications customers such as Alcatel-Lucent, Arcadyan, AVM, Ericsson, Huawei and Nokia Siemens Networks. We deliver our semiconductor solutions to our customers either directly, via distributors such as Avnet, or via system manufacturers. Our cordless telephone customers typically purchase complete system IC kits including baseband ICs, RF ICs and power amplifiers.

Sales and Marketing

As of September 30, 2008, we had approximately 2,259 sales and marketing employees (including approximately 354 Qimonda employees) worldwide.

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

Non-Standard Products

For more customized products, orders are generally made well in advance of delivery. Quantities and prices of such products may nevertheless change between the times they are ordered and when they are delivered, reflecting changes in customer needs and industry conditions. During periods of industry overcapacity and falling sales prices, customer orders are generally not made as far in advance of the scheduled shipment date as during periods of capacity constraints, and more customers request logistics agreements based on rolling forecasts. The resulting lower levels of backlog reduce our management’s ability to forecast optimum production levels and future revenues. As a result, we do not rely solely on backlog to manage our business and do not use it to evaluate performance.

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

The following table shows key competitors for each of our principal operating segments in alphabetical order:

Key Competitors by Segment

Automotive, Industrial & Multimarket	Atmel, Freescale, International Rectifier, Mitsubishi, NXP, Renesas, Samsung, STMicroelectronics, Texas Instruments
Communication Solutions	Broadcom, Conexant, Freescale, ST-NXP Wireless, Qualcomm, Texas Instruments

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

Our ability to compete successfully depends on elements both within and outside of our control, including:

•	successful and timely development of new products, services and manufacturing processes;

•	product performance and quality;

•	manufacturing costs, yields and product availability;

•	pricing;

•	our ability to meet changes in our customers’ demands by altering production at our facilities;

•	our ability to provide solutions that meet our customers’ specific needs;

•	the competence and agility of our sales, technical support and marketing organizations; and

•	the resilience of our supply chain for services that we outsource and the delivery of products, raw materials and services by third-party providers needed for our manufacturing capabilities.

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

Our back-end facilities are equipped with state-of-the-art equipment and highly automated manufacturing technology, enabling us to perform assembly and test on a cost-effective basis. We have improved our cost position by moving significant production volumes to lower-cost countries such as Malaysia and China. Our back-end facilities also provide us with the flexibility needed to customize products according to individual customer specifications (giving us “System in Package” capabilities). We continued the process of converting our packages to comply with new international environmental requirements for lead- and/or halogen-free “green packages” in the 2008 fiscal year.

Manufacturing Facilities

We operate manufacturing facilities around the world, including through joint ventures in which we participate. The following table shows selected key information with respect to our current major logic manufacturing facilities:

Manufacturing Logic Facilities in 2008

	Year of
	commencement
	of first
	production line		Principal products or functions

Front-end facilities — wafer fabrication plants
Dresden, Germany	1996		ASICs with embedded flash memory, logic ICs
Essonnes, France(1)	1963	(2)	Logic ICs and ASICs with embedded flash memory
Horten, Norway	1985		MEMS
Kulim, Malaysia	2006		Power, smart power, ASICs with embedded flash memory
Regensburg, Germany	1986		Power, smart power, sensors, mixed signal
Villach, Austria	1979		Power, smart power and discretes
Warstein, Germany	1965	(2)	High power

Back-end facilities — assembly and final testing plants
Batam, Indonesia	1996		Leaded power and non-power ICs
Cegléd, Hungary	1997		High power
Morgan Hill, California	2002		RF-power
Regensburg, Germany	2000		Chip card modules, sensors and pilot lines
Singapore	1970		Leadless and leaded non-power ICs, wafer test
Skoppum, Norway	1991		Sensors
Warstein, Germany	1965	(2)	High power
Wuxi, China	1996		Discretes, chip card modules
Malacca, Malaysia	1973		Discretes, power packages, sensors, logic ICs, leaded power

(1)	ALTIS, our joint venture with IBM.

(2)	The current main production line began operations in 1991.

In addition to our own manufacturing capacity, we have entered into a number of alliances and joint ventures, and have relationships with several foundry partners, which give us access to substantial additional manufacturing capacity, allowing us to more flexibly meet variable demand for products over market cycles. These arrangements are described below under “Manufacturing joint venture” and “Strategic Alliances and Other Collaborations”.

Front-end

Our logic front-end facilities currently have a capacity of approximately 280,000 200-millimeter equivalent wafer starts per month. In implementing our ’fab-light’ strategy, we have begun to shift the focus of our in-house manufacturing toward power logic products and to shift manufacturing of advanced CMOS logic products to foundries. In this context we have pursued the sale of our share in ALTIS.

In 2008, in-house production of advanced logic wafers (with structure sizes of 250-nanometers or less) was carried out at our 200-millimeter manufacturing facility in Dresden and at our ALTIS joint-venture with IBM in Essonnes, France, while in-house production of power logic wafers (with structure sizes of more than 250-nanometers) was largely carried out at our front-end manufacturing facilities in Kulim, Regensburg, and Villach.

Generally, we use foundries to provide flexibility in meeting demand, as well as managing investment expenditures. In recent years, we have enhanced our manufacturing cooperation with United Microelectronics Corporation (“UMC”), particularly with respect to leading-edge CMOS products for wireless communications down to 90-nanometer.

We have entered into a joint development agreement with IBM, Chartered Semiconductor and Samsung, to accelerate the move to 65-nanometer and below. We are currently qualifying 65-nanometer technology at several manufacturing partners and began to develop products based on 40-nanometer technology for which it is currently planned first to be manufactured at one of our manufacturing partners.

We continue with our development agreements with IBM and its development and manufacturing partners to the 32-nanometer generation. This agreement builds on the success of earlier joint development and manufacturing agreements. Starting with 65-nanometer technology, our advanced logic front-end manufacturing will be solely sourced from manufacturing partners, optimizing capital investment and business flexibility. Verified samples of 65-nanometer technologies are currently available. Volume production in 65-nanometer is scheduled to start in the second half of 2009.

We are continuing the ramp up of our new power-logic plant in the Kulim Hi-Tech Park in the north of Malaysia and plan to further increase our production capacity at that site. This will allow us to further expand our presence in the growing Asian market, as well as to strengthen our cost and competitive positions. We expect to ramp-up capacity at Kulim according to market demand. We expect that maximum capacity could reach approximately 100,000 wafer starts per month.

Back-end

We have a number of logic back-end facilities, located primarily in Asia. We also use assembly and test subcontractors to provide us with flexibility in meeting demand, as well as managing investment expenditures. For assembly services, we have further intensified our partnership with AMKOR Technology on leadless and flip-chip technologies.

We and Advanced Semiconductor Engineering Inc. (ASE) announced in November 2007 a partnership to introduce semiconductor packages with a higher integration level of package size, the Wafer-Level Ball Grid Array (WLB) technology, which achieves a 30 percent reduction of dimension compared to conventional (lead-frame laminate) packages. This partnership unites the technology developed by Infineon with the packaging know-how of ASE in a license model.

In August 2008, we, STMicroelectronics and STATS ChipPAC announced an agreement to jointly develop the next-generation of embedded Wafer-Level Ball Grid Array (eWLB) technology, based on our first-generation technology, for use in manufacturing future-generation semiconductor packages. This will build on our existing eWLB packaging technology, which we have licensed to our development partners. The new R&D effort, for which the resulting IP will be jointly owned by the three companies, will focus on using both sides of a reconstituted wafer to provide solutions for semiconductor devices with a higher integration level and a greater number of contact elements.

Manufacturing joint venture

In 1991, we entered into an arrangement with IBM, under which IBM manufactured DRAM products in its facility in Essonnes, France and we received a share of the production. Later we agreed with IBM to convert the Essonnes facility to the production of logic devices and to convert the existing production cooperation arrangement into a joint venture called ALTIS. In 2008, we owned 50 percent of the joint venture’s shares plus one share and IBM owned the rest. Following an amendment in December 2005 we began to fully consolidate ALTIS whereby IBM’s 50 percent ownership interest has been reflected as a minority interest. Our allocated percentage of the output of ALTIS was 90 percent in the 2008 fiscal year.

Research and Development

Research and development (“R&D”) is critical to our continuing success, and we are committed to maintaining high levels of R&D over the long term. The table below sets forth information with respect to our research and development expenditures for the periods shown:

Research and Development Expenditures

	For the years ended September 30,
	2006	2007	2008
	(€ in millions, except percentages)

Expenditures (net of subsidies received)	816	768	755
As a percentage of net sales	20%	19%	17%

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

Locations

Our research and development activities are conducted at locations throughout the world. The following table shows our major research and development locations and their respective areas of competence:

Principal Research and Development Locations

Location	Areas of Competence

Allentown, Pennsylvania, USA	IC, software and system development for wireless products
Bangalore, India	IC, software and system development for wireless, wireline, automotive and industrial products, CAD flow and library development
Bucharest, Romania	Power mixed-signal semiconductors, chip card ICs, RF IC development for wireless products
Dresden, Germany	Advanced technology development
Duisburg, Germany	IC and system development for wireless products, RF IC development, customer support for wireline products
Graz, Austria	Contactless systems, automotive power systems, sensor products
Linz, Austria	RF IC and software development for wireless and sensor products
Morgan Hill, California, USA	RF IC development for high power applications
Munich, Germany	Main product development site
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

As of September 30, 2008, our research and development staff consisted of approximately 8,364 employees working in our R&D units throughout the world (including approximately 2,091 Qimonda employees), a net increase of approximately 25 from September 30, 2007 (including a net decrease of approximately 415 Qimonda employees). We have given particular emphasis in recent years to the expansion of our R&D resources in cost-attractive locations with good access to lead markets and lead customers. We believe that appropriate utilization of skilled R&D personnel in lower-cost locations will improve our ability to maintain our technical position while controlling expenses.

Intellectual Property

Our intellectual property rights include patents, copyrights, trade secrets, trademarks, utility models and designs. The subjects of our patents primarily relate to IC designs and process technologies. We believe that our intellectual property is a valuable asset not only to protect our investment in technology but also a vital prerequisite for cross licensing agreements with third parties.

At September 30, 2008, the Infineon group (without Qimonda) owned more than 21,600 patent applications and granted patents (both referred to as “patents” below) in over 40 countries throughout the world. These patents belong to approximately 8,150 “patent families” (each patent family containing all patents originating from the same invention). We filed first patent applications for approximately 710 inventions during the 2008 fiscal year.

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

Strategic Alliances and Other Collaborations

As a part of our long-term strategy, we have entered into a number of strategic alliances with other leaders in the semiconductor industry, primarily in the areas of research and development for manufacturing process technologies and joint manufacturing facilities as well as cooperative product design and development.

R&D in advanced process technology nodes for wafer manufacturing is a particular focus for multi-party alliances. During the 2008 fiscal year, accordingly, we continued our technology agreements down to the 32/28-nanometer CMOS technology nodes with our alliance partners IBM, Chartered and Samsung (the “ICIS alliance”) as well as Freescale. Pooling of human and technological resources supports a high level of innovation coupled with mutual learning and fast feedback, which in turn increases efficiencies, improves economies of scale and reduces time to market for new products.

The 90-, 65- and 45-nanometer technologies developed to date through this alliance will be used for a broad range of systems including, for example, next-generation hand-held products. Future technologies are intended to solve real life problems in fields such as medicine, communications, transportation and security. Advanced technology nodes are intended to support energy efficiency, high performance and cost conscious solutions.

Since advanced products include digital, analog, RF and embedded memory circuitry, it is important for Infineon to stay involved in leading edge technology development in order to be able to bridge the requirements for wafer manufacturing and optimum design. This need is independent of our manufacturing strategy, whether in-house or outsourced.

New collaborations announced in the 2008 fiscal year

During the 2008 fiscal year, we announced a number of collaborations and partnerships, including the following:

•	To complement our cooperation on wafer technologies, we entered into a development alliance with STMicroelectronics and STATSChipPAC on next-generation embedded wafer level ball grid array technology. This packaging technology enables small form factor, heterogeneous integration of subsystems and systems in single packages. The cooperation is designed to pave the way to widespread adoption of this technology by printed circuit board manufacturers and assembly houses.

•	With respect to our core competence in the security and chip card business, we entered into new collaborations with Intel. One agreement concerns the development of optimized chip solutions for high-density SIM cards in the 4- to 64-megabit memory capacity range, for which we are contributing our expertise in security hardware. Pursuant to a second agreement, we are providing our Trusted Platform Module professional package software to fully support Intel’s TPM1.2 hardware solutions. This package, fully compliant with TCG’s Trusted Software Stack Work Group Specifications, will enable PC designers to take advantage of a cost effective, flexible and reliable security solution for Intel vPro technology, Intel Centrino processor technology and other fundamental business platforms.

•	We also entered into a collaboration agreement with PGP Corporation to increase and enhance security options. Together, we will initially provide a combined solution towards Trusted Platform Module provisioning and management in conjunction with PGP Whole Disk Encryption.

•	We signed a license agreement for Differential Power Analysis Contermeasures with Cryptography Research.

•	Based on our background in confidential data storage, smart cards and security controllers, we expanded our cooperation with the German Federal Ministry of the Interior on certification and identity documents.

•	In the USA we entered a cooperation with IBM on the technology and manufacturing of security solutions for the USA government, specifically USA passports.

•	We expanded our cooperation with IMEC on innovative design - technology interfaces in future technology nodes.

•	We signed a memorandum of understanding with the European Commission on its automotive safety initiative. This move adds momentum to eCall, an integrated, automatic accident alert system for automobiles. The system collects data from key safety components and transmits this data to an emergency call center along with location information supplied by a GPS navigation module.

•	Our subsidiary Comneon and Sonus Networks joined forces in developing, testing and provisioning advanced consumer-ready mobile services, including IP-voice for mobile networks and Voice Call Continuity (VCC), a service that allows seamless roaming between operator controlled mobile and open WiFi networks.

•	In order to strengthen our MEMS based business, we entered a cooperation with Hosiden on the development of silicon-based microphones. Hosiden is contributing its competence in electro-mechanics and acoustics as well as its market expertise, while we are providing our rugged microphone MEMS technology.

•	With respect to our CPE business, we entered into a cooperation with Jungo Ltd. to deliver production-ready carrier-grade reference designs for the multi-service residential gateway market. The partnership, currently based upon our ADSL2/2+ and VDSL solutions, enables customers to offer complete solutions for operator-specific products based on a pre-integrated, carrier-ready software platform from Jungo.

Qimonda

We currently hold a 77.5 percent interest in the memory products company Qimonda. We have announced our intention to reduce our interest in Qimonda to less than 50 percent and, accordingly, report the results of Qimonda as discontinued operations in our consolidated financial statements.

On December 21, 2008, we, the German Free State of Saxony, and Qimonda jointly announced a financing package for Qimonda. This proposed transaction is described under “Operating and Financial Review — Recent Developments Related to Qimonda”.

Qimonda designs semiconductor memory technologies and develops, manufactures, and markets a variety of memory products with various packaging and configuration options, architectures and performance characteristics on a chip, component and module level.

Qimonda currently offers more advanced DRAM products for infrastructure graphics and consumer applications, as well as standard DRAM products for PCs, notebooks and workstations.

Four Largest
Customers in the
Principal Products	Principal Applications	2008 Fiscal Year

Standard DRAM components (DDR, DDR2, DDR3)	Memory modules, components-on-mainboards, consumer devices (digital TV, set-top boxes, DVD recorders)	HP, Kingston, Microsoft, Sony
Personal system DRAM modules (Unbuffered DIMMs with and without ECC, SO-DIMMs, Micro-DIMMs)	Desktop computers, workstations, entry-level servers, notebook computers, sub-notebooks, ultra-mobile PCs
Infrastructure DRAM modules (Registered DIMMs, FB-DIMMs, VLP-DIMMs)	Servers, Workstations, blade servers
Networking, storage and industrial DRAM products	Networking, telecom and industrial equipment, storage
Graphics (DDR2, GDDR3, GDDR5)	Graphic cards in desktop and notebook computers, game consoles
Consumer (DDR1, DDR2)	Digital TV, set-top boxes, digital cameras, dvd recorders

The global market for DRAM has experienced strong cyclicality in the past and is expected to continue to do so in the future. Historically, the average price per bit of DRAM experienced an annual decrease of approximately 30 percent. Price and therefore revenue volatility depends on the relation between supply and demand, leading to strong price declines in times of oversupply and relative stability or even increases in times of shortage. However, visibility for both supply and demand is restricted and therefore market development is difficult to predict. The table below presents revenue and bit data as well as calendar year-over-year price-per-bit development for the DRAM market since 2002 (source: WSTS).

Calendar Year	2002	2003	2004	2005	2006	2007

DRAM market in billion	$15	17	27	26	34	31
DRAM market in billion megabits	563	785	1,260	1,902	2,809	5,069
Year-over-year change average price per bit	(3)%	(23)%	3%	(37)%	(11)%	(51)%

In the 2002 calendar year, prices for Qimonda’s DRAM products stabilized due to increased demand and consolidation within the industry following a substantial industry downturn and price decline in the 2001 calendar year. In the 2003 calendar year prices dropped again due to slow demand development. In the 2004 calendar year, prices remained flat. In the 2005 calendar year, prices declined more strongly than the historical average due to slow demand development especially in the first half of the year. During the 2006 calendar year, prices stabilized due to reduced growth in DRAM supply as some DRAM manufacturers focused capacity growth on NAND flash. In the 2007 calendar year, prices declined severely due to a strong increase in production volumes as a consequence of capacity increases, technology conversions and capacity conversions from NAND to DRAM by some competitors, following severe price erosion in the NAND flash area. In the 2008 calendar year, prices stabilized at low levels and recovered slightly in the first half but declined again in the quarter ending September 2008 due to continued oversupply in the DRAM industry.

DRAMs for Infrastructure, Graphics and Consumer Applications

Qimonda designs, manufactures and sells technologically advanced DRAM components and modules for use in servers, networking and storage equipment, including specialty DRAMs for use primarily in graphics applications, as well as in consumer applications.

Infrastructure Applications.  Qimonda’s current portfolio of DRAMs for use in servers, networking and storage equipment includes FB-DIMMs and DDR3 RDIMMs, which Qimonda believes serve as the most advanced memory used in high-end servers, and very-low-profile-DIMMs, intended for the blade server market. DRAM consumption in entry level servers is expected to see a 60 percent compound annual growth rate (“CAGR”) based on bits shipped from 2006 to 2011, according to iSuppli. Qimonda also provides customized modules to server manufacturers, in each case specifically designed to meet the individual customer’s unique platform requirements. Qimonda expects the market for servers to grow substantially in the next few years, and Qimonda is currently engaged in the development of products it believes will address that growth. For example, Qimonda is developing new generations of standard DRAM with 2 gigabits and 4 gigabits of capacity for use in future IT infrastructure applications.

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

Consumer Applications.  In the 2008 fiscal year, Qimonda also offered a broad range of DRAM products for consumer applications. As part of the repositioning of Qimonda, the company has decided to focus mainly on products for infrastructure and graphics applications going forward and as such will reduce the number of applications which will be supported based on the more focused product portfolio. Demand for consumer DRAM products is often less volatile, and their prices are relatively steadier compared to other standard DRAM products.

Mobile Applications.  As part of the repositioning of Qimonda, the company has decided to focus mainly on products for infrastructure and graphics applications going forward and as such will reduce its support of mobile applications in the future.

Standard DRAMs for PC, Notebook and Workstation Applications

In addition to DRAMs for infrastructure, graphics and consumer applications, Qimonda offers a portfolio of standard DRAM products that provide a variety of speeds, configurations and densities suited to particular end uses. In the 2008 fiscal year, Qimonda sold the majority of its standard DRAM products for use in PCs and workstations to desktop and notebook computer manufacturers and to distributors who sell DRAMs to smaller OEMs and contract manufacturers. Qimonda’s standard modules, including Unbuffered DIMMs and SO-DIMMs, are used primarily for PCs and notebooks, while its more specialized modules such as High-Density SO-DIMMs and Micro-DIMMs are typically used in high-end notebook computers and sub-notebooks. Qimonda intends to invest in technology development and anticipates playing an active role in the development of future DRAM architectures, including third-generation DDR, or DDR3.

As part of the repositioning of Qimonda, it decided to reduce its exposure to the PC market and has sold or reduced capacities for DRAM products for PC applications.

Other Products

In the beginning of the 2007 fiscal year, Qimonda ramped down the production of its flash products and converted the capacity to DRAM, as had been decided in the prior fiscal year following the significant price decline for data flash memories. In the 2008 fiscal year, Qimonda has reduced its engagement in technology development for non-volatile memories to a basic research level.

Qimonda continues to develop non-volatile memory technologies based on alternative technology platforms, including MRAMs, PCRAMs and CBRAMs.

In the 2008 fiscal year, Qimonda sold a small volume of embedded memories, which are systems-on-a-chip designed for special applications. The production and sales of these products had been phased out by the end of the 2008 fiscal year.

Sales

Qimonda makes memory-product sales primarily through direct sales channels and makes use of distributors in order to ensure the best possible customer coverage. It focuses its principal sales and marketing efforts on the technology leaders in each of the DRAM markets it serves. We believe Qimonda has strong customer relationships and that its customers, many of which are leaders in their respective fields, provide Qimonda with special insights into the current state of their respective markets. Qimonda’s engineering experts work directly with its customers to optimize products towards each of their specific needs.

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

Customers

Qimonda’s customers include the world’s largest suppliers of computers and electronic devices. Qimonda’s current principal customers include major computing OEMs, or OEMs in the PC and server markets, including HP, Dell, IBM, Sun Microsystems and Sony. To expand customer coverage and breadth,

Qimonda also sells a wide range of products to memory module manufacturers that have diversified customer bases, such as Kingston, and to a number of distributors. In the area of graphics applications, Qimonda supplies customers with a strong focus on enabling these applications, such as nVidia and AMD, and customers who are active in the game console market, such as Microsoft, Sony and Nintendo. Qimonda believes that having a close relationship with these customers can benefit it in the development of future memory generations by making it easier to develop memory solutions for future end applications and improve its product designs. In the 2008 fiscal year Qimonda also supplied customers in the area of consumer and mobile applications. The company has recently decided to reduce its product support in these areas and to focus its product development efforts on its core strengths in products for infrastructure and graphics applications in order to reduce costs in R&D and manufacturing complexity.

Competition

Qimonda’s principal competitors include Elpida Memory, Hynix Semiconductor, Micron Technology, Nanya Technology and Samsung Electronics.

Manufacturing

The following table shows selected key information with respect to Qimonda’s current major manufacturing facilities:

Qimonda Manufacturing Facilities in 2008

	Year of
	commencement of
	first production
	line	Principal products or functions

Front-end facilities — wafer fabrication plants
Dresden 300-millimeter, Germany	2001	DRAM
Richmond 200-millimeter, Virginia(1)	1998	DRAM
Richmond 300-millimeter, Virginia	2005	DRAM

Back-end facilities — assembly and final testing plants
Dresden, Germany(2)	1996	DRAM components and modules
Malacca, Malaysia(3)	1973	DRAM components and modules
Johor, Malaysia	2008	DRAM modules
Porto, Portugal	1997	DRAM components and modules
Suzhou, China(4)	2004	DRAM components and modules

(1)	On October 13, 2008, Qimonda announced plans to reposition itself in light of the severe downturn in the DRAM industry. As part of the related restructuring plan, it decided to ramp down manufacturing at the 200-millimeter facility in Richmond, Virginia by the end of the second quarter of the 2009 fiscal year.

(2)	As part of the repositioning of Qimonda, it was decided to close the back-end manufacturing at Dresden by March 2009.

(3)	Module production was terminated in Malacca in October 2008 with production being transferred to Johor. The facility in Malacca has been sold and transferred to Infineon in November 2008.

(4)	Qimonda Technologies Suzhou Co. Ltd., Qimonda’s joint venture with CSVC.

Front-end

The structure size of the memory products of Qimonda is as small as 65-nanometers and Qimonda is currently developing production processes for memory products with structure sizes as small as 46-nanometers.

In the 2008 fiscal year, Qimonda focused on the phase out of less productive 200-millimeter and 300-millimeter wafer capacities and on technology conversion of its DRAM manufacturing on 300-millimeter diameter wafers. As a consequence of the DRAM market downturn and in an effort to reduce capacities with less competitive wafer size or technology generation, Qimonda has phased out manufacturing at its foundry partner SMIC on 200-millimeter and 300-millimeter wafers in the 2008 fiscal year. As part of its repositioning program, Qimonda has sold its stake in Inotera, its former joint venture with Nanya, to Micron. Available capacity at Inotera will ramp down over an eight month period until the end of the 2009 fiscal year. Qimonda also decided to ramp down its 200-millimeter capacity at Richmond, Virginia by end of the second quarter of the 2009 fiscal year. Qimonda’s 300-millimeter facility at Richmond ramped up production to a capacity of approximately 39,000 wafer starts per month by September 2008. The maximum capacity of this facility is expected to amount to 50,000 wafer starts per month. Qimonda’s foundry and development partner Winbond has converted the majority of its 300-millimeter facility in Taiwan to the 75-nanometer technology by the end of the 2008 fiscal year and is preparing to introduce the next generation 65-nanometer Buried Wordline technology early in the 2009 calendar year. Qimonda started commercial production of its 65-nanometer Buried Wordline technology in October 2008 and achieved first yields on its next generation 46-nanometer Buried Wordline technology. The focus on 300-millimeter production and the conversion to the 65-nanometer and 46-nanometer technologies should substantially reduce Qimonda’s overall per-unit cost for memory chips.

In April 2006, Qimonda entered into an agreement with Infineon for the production of wafers in the Dresden 200-millimeter fab. Supply to Qimonda from this facility ended in the third quarter of the 2008 fiscal year.

Back-end

As part of the repositioning of Qimonda, it decided to ramp down manufacturing at its back-end facility at Dresden, Germany by March 2009. Qimonda has back-end operations at Porto, Portugal and Johor, Malaysia. Qimonda has transferred its module manufacturing from its back-end site at Malacca, Malaysia to Johor. The facility in Malacca has been sold and transferred to Infineon in November 2008. In addition, Qimonda sources back-end capacities from its joint venture Qimonda Suzhou, China and uses third party subcontractors for part of the back-end volumes to balance the load in its own fabs. Package development was mainly done at Dresden and will be transferred to Porto. The back-end sites in Porto and Suzhou focus on volume manufacturing of components and the site at Johor focuses on the manufacturing of DRAM modules.

Qimonda “Fab Cluster” System

Qimonda has structured and organized its memory fabrication facilities worldwide in its so-called “fab cluster”. Through this organizational approach, Qimonda seeks to use best processes to maximize quality and consistency across facilities. This allows it to ship many products from multiple sites, and therefore supply products to anywhere in the world from multiple facilities. In addition, by locating facilities in different areas, Qimonda can also recruit talent globally. The fab cluster includes Qimonda’s front-end facilities in Dresden and Richmond and corresponding back-end sites in Porto and Johor, as well as its back-end manufacturing joint venture Qimonda Suzhou and its front-end foundry partner Winbond.

Qimonda Joint Ventures and Partnerships

CSVC.  Qimonda Technologies (Suzhou) Co., Ltd. is Qimonda’s consolidated joint venture with China-Singapore Suzhou Industrial Park Venture Co., Ltd. (“CSVC”) in Suzhou, China, which has constructed a back-end facility for the assembly and testing of Qimonda’s products. The joint venture agreement was entered into in July 2003 and has an initial term of 50 years. It can generally be terminated upon material breach by the other party, a party’s bankruptcy or insolvency and various other events relating to a party’s financial condition. The facility officially opened in September 2004 and is scheduled to have capacity of up to one billion chips per year. The facility will be ramped in a number of stages as dictated by growth and trends in the global semiconductor memory market. Qimonda is required to purchase the entire output of the facility. Infineon and Qimonda have invested $241.5 million in the venture. Qimonda holds 72.5 percent of the outstanding capital stock of Qimonda Suzhou, with CSVC owning the remaining 27.5 percent. Qimonda has the option to acquire the remaining CSVC stake at the nominal investment value plus accrued and unpaid return. The joint venture intends to arrange external financing for any further investment required to purchase additional equipment. There can be no assurance that this external financing can be obtained at favorable terms or at all.

SMIC.  In December 2002, we entered into a Product Purchase and Capacity Reservation Agreement, as most recently amended in September 2008, with Semiconductor Manufacturing International Corporation (“SMIC”), a Chinese foundry. As amended, this agreement provides Qimonda access to additional DRAM manufacturing capacity. Under the terms of this agreement, SMIC agreed to manufacture, and Qimonda agreed to purchase, up to 20,000 wafers per month at SMIC’s 200-millimeter manufacturing facility in Shanghai at least until 2007 and up to 15,000 wafers per month at SMIC’s 300-millimeter manufacturing facility in Beijing at least until 2009. The agreement remains in effect until December 31, 2010 but due to unfavorable market conditions the capacity had been reduced to zero wafer starts. Qimonda has the unilateral right to terminate this agreement in the event that one of its competitors acquires 50 percent of SMIC’s voting shares. In addition, either party may terminate the agreement upon material breach by the other party of any obligation under this or the ancillary know-how transfer agreement or upon bankruptcy or insolvency of the other party.

Winbond.  In May 2002, we entered into a Product Purchase and Capacity Reservation Agreement with Winbond, a Taiwanese foundry. This agreement provides Qimonda access to additional DRAM production capacity. Under the terms of this agreement, Winbond agreed to manufacture, and Qimonda agreed to purchase, up to 19,000 wafer starts per month from Winbond’s 200-millimeter production facility in Hsinchu, Taiwan until 2007.

In August 2004, we entered into an extended Product Purchase and Capacity Reservation Agreement, as amended in August 2006, with Winbond. This agreement gives Qimonda access to additional DRAM production capacity of up to 15,000 wafers per month in Winbond’s 300-millimeter manufacturing facility in Taiwan until 2009. Qimonda has exceeded this level from time to time. Under the terms of this agreement Qimonda agreed to provide its 80-nanometer DRAM trench technology to Winbond’s 300-millimeter manufacturing facility and Winbond agreed to manufacture DRAMs for computing applications using this technology exclusively for Qimonda.

In June 2007, Qimonda signed agreements with Winbond, as amended in April 2008, to expand its existing cooperation with Winbond and its reservation of capacity at Winbond’s facility for up to 24,000 300-millimeter wafer starts per month. Under the terms of the agreement, Qimonda will provide its 75-nanometer DRAM trench technology and its 65-nanometer DRAM Buried Wordline technology to Winbond’s 300-millimeter manufacturing facility. In return, Winbond will manufacture DRAMs for computing applications using these technologies exclusively for Qimonda.

Each agreement remains in effect until the last shipment of, and payment for, products manufactured under the agreement unless it is earlier terminated for breach.

Inotera.  We entered into agreements with Nanya relating to a strategic cooperation in the development of DRAM products and assigned these agreements to Qimonda. We also established a joint venture, Inotera Memories, with Nanya.

On October 13, 2008, Qimonda announced that it had reached an agreement to sell its stake in Inotera to Micron. The transaction was completed on November 26, 2008. The capacity available for Qimonda at Inotera will ramp down over an eight month period following the close of the transaction. With the close of the transaction, the joint development of 58-nanometer trench technology has also officially terminated.

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

In the area of memory process technology, Qimonda started commercial production of DRAM products based on its new 65-nanometer Buried Wordline technology in Ocotober 2008. Qimonda terminated the partnership with Nanya and engaged in a new technology development partnership with Elpida for the 40-nanometer and 30-nanometer technology generations. This strategic development alliance with Elpida allows Qimonda to share development costs and resources. The development activities with Elpida are currently on hold as both companies focus on next generation 50-nanometer/46-nanometer development activities. All of Qimonda’s memory technology development takes place at its memory technology development center in Dresden, Germany.

Qimonda’s product development activities focus on those specialized and advanced memory products that it believes provide more stable and higher selling prices than standard DRAMs. Following Qimonda’s repositioning program, the company intends to focus on a reduced number of product designs going forward and specifically focus on products for infrastructure and graphics applications where Qimonda already has strong positions at its customers and is well known as leading innovator in the industry. Qimonda defines its products in close cooperation with lead customers and industry partners and is actively driving new standards and participating in standardization committees such as the Joint Electron Device Engineering Council (“JEDEC”). Qimonda’s worldwide operating Application Engineering team helps its customers to design in Qimonda products into their systems.

Locations

Going forward, Qimonda intends to focus its R&D at three major locations in Dresden and Munich, Germany and in Xi’an, China. As part of its repositioning and restructuring programs, Qimonda has been or is ramping down development efforts at its design centers in Burlington, Vermont and Raleigh, North Carolina as well as for Flash products in Padua and Milan, Italy. The following table shows Qimonda’s major research and development locations and their respective areas of competence:

Principal Qimonda Research and Development Locations

Location	Areas of Competence

Dresden, Germany	DRAM technology development
Munich, Germany	Computing and graphic DRAMs, emerging memory research
Xi’an, China	Infrastructure DRAMs

Qimonda Strategic Alliances

In order to achieve and maintain technological leadership in the DRAM market and to share start-up costs inherent in developing successive generations of memory products, Qimonda has entered into a number of strategic alliances over the years with selected partners for research and development and manufacturing activities in relation to memory products.

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

On October 13, 2008, Qimonda announced that it has reached an agreement to sell its stake in Inotera to Micron. The transaction was completed on November 26, 2008. The capacity available for Qimonda at Inotera will ramp down over an eight month period following the close of the transaction. With the close of the transaction, the joint development of 58-nanometer trench technology has also officially terminated.

On June 11, 2008, Qimonda announced that it has signed and agreement with Elpida to jointly develop DRAM technologies for the 40-nanometer and 30-nanometer generations. Development will be conducted at the technology R&D centers in Dresden, Germany and Hiroshima, Japan. The development activities with Elpida are currently on hold as both companies focus on next generation 50-/46-nanometer development activities.

Acquisitions and Dispositions

Reflecting our commitment to achieve profitability, we continued to dispose of non-core assets in the 2008 fiscal year. In addition, we also continued to strengthen our businesses through selective acquisitions. The principal transactions completed in the 2008 fiscal year were as follows:

Acquisition of Mobility Products Business of LSI

On October 24, 2007, we completed the acquisition of the mobility products business of LSI for cash consideration of €316 million ($450 million) plus transaction costs and a contingent performance-based payment of up to $50 million in order to further strengthen our activities in the field of communications. The contingent performance-based payment is based on the relevant revenues in the measurement period following the completion of the transaction and ending December 31, 2008. The mobility products business designs semiconductors and software for cellular telephone handsets. The business acquired consists mainly of mobile radio baseband processors and platforms that complement our existing portfolio.

Sale of 40 percent of High Power Bipolar business

In September 2007, we entered into a joint venture agreement with Siemens, pursuant to which we contributed all assets and liabilities of our high power bipolar business (including licenses, patents, and front-end and back-end production assets) into a newly formed legal entity called Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) and Siemens subsequently acquired a 40 percent interest in Bipolar for €37 million. We and Siemens already had ongoing technology cooperation, and this joint venture was a logical next step in that partnership to secure our international competitiveness in this area. The transaction closed in the first quarter of the 2008 fiscal year.

Sale of Hard Disk Drive (“HDD”) IC Business

In March 2008, we and LSI entered into an agreement pursuant to which LSI acquired our HDD business. The HDD business designs, manufactures and markets semiconductors for HDD devices. The transaction closed in April 2008, with total proceeds of €60 million ($95 million) in cash.

Acquisition of Primarion, Inc.

In April 2008, we acquired Primarion, Inc. (“Primarion”) for cash consideration of €32 million ($50 million) plus a contingent performance-based payment of up to $30 million. Primarion designs, manufactures and markets digital power ICs for computing, graphics and communication applications. The company’s power architecture addresses the need for adaptive local intelligent control over power delivery to optimize performance and minimize power consumption. Combining power conversion and power management on a single chip simplifies system design and reduces costs. With this acquisition, we strive to broaden our product portfolio in the area of digital power management ICs and to become a leader in this fast growing market.

Sale of Bulk Acoustic Wave (“BAW”) Filter Business

In June 2008, we entered into a definitive agreement with Avago Technologies Ltd. (“Avago”) to sell our bulk acoustic wave filter business (“BAW”) for approximately €21 million in cash. BAW develops bulk acoustic wave filters for cellular duplexers and GPS applications. The transaction closed in August 2008.

Employees

We employed a total of 29,119 employees as of September 30, 2008 (excluding 12,224 Qimonda employees). For a further description of our workforce by location and function over the past three years, see “Operating and Financial Review — Employees”.

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

Within the scope of Infineon’s IFX10+ cost-reduction program, adjusting Infineon’s manpower capacities has proven to be inevitable. Approximately 10 percent of Infineon Logic’s worldwide workforce is expected to be impacted by IFX10+.

Since the primary objective is to avoid redundancies for operational reasons, and as a first step towards improving business results as quickly as possible, Infineon has offered a limited-term, voluntary severance bonus based on a voluntary severance agreement for German locations except Dresden. At the same time, Infineon has entered into negotiations with the central works council on a reconciliation of interests and a social plan. Human resources measures resulting from these agreements may include, for example, severance pay, partial retirement arrangements, internal transfer, reductions of temporary and other external staff.

Legal Matters

Pending Matters

We and Qimonda are the subject of a number of governmental investigations and civil lawsuits which are described in detail in note 34 to our consolidated financial statements, included elsewhere in this annual report.

In addition, we are involved in a dispute with Dr. Ulrich Schumacher, our former CEO. In March 2006, Dr. Schumacher filed a lawsuit against us alleging that three statements made by the Chairman of our Supervisory Board in the media were incorrect and applying for a declaratory judgment that Dr. Schumacher was entitled to damages. That lawsuit is still pending.

Accruals and the Potential Effect of these Lawsuits on Our Business

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the minimum amount is accrued. As of September 30, 2008, Infineon Logic had accrued liabilities in the amount of €37 million related to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described in note 34 to our consolidated financial statements as well as for legal expenses for the DOJ related and securities class action complaints. In addition, as of September 30, 2008, Qimonda had accrued €36 million in connection with these matters. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on our financial condition and results of operations.

An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described in note 34 to our consolidated financial statements could result in significant financial liability to, and other adverse effects on, us, which would have a material adverse effect on our results of operations, financial condition and cash flows. In each of these matters we are continuously evaluating the merits of the respective claims and defending ourselves vigorously or seeking to arrive at alternative resolutions in our best interest, as we deem appropriate. Irrespective of the validity or the successful assertion of the claims described above, we could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on our results of operations, financial condition and cash flows.

We are subject to various additional lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to our businesses. We have accrued a liability for the estimated costs of adjudication or settlement of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, we do not believe that the ultimate resolution of such other pending matters will have a material adverse effect on our financial position, although the final resolution of such matters could have a material adverse effect on our results of operations or cash flows in the period of settlement.

Environmental Protection and Sustainable Management

The Infineon Integrated Management Program for Environment, Safety and Health (IMPRES) is a dynamic framework integrating our safety, health, and environmental protection processes, strategy, and objectives, using high standards globally. IMPRES is certified according to OHSAS 18001 and EN ISO 14001. The integration of both standards enables synergies throughout our business. IMPRES is designed to minimize or eliminate the possible impact of our manufacturing processes on the environment, our employees and third parties.

Hazardous substances or materials are to a certain extent necessary in the production of semiconductors. However, most of our processes are carried out in closed loops and systems that eliminate the impact of hazardous substances or materials on our employees’ health and the environment. We regularly test and monitor employees whose work may expose them to hazardous substances or materials, in order to detect any potential health risks and to take appropriate remedial measures by an early diagnosis. As part of IMPRES, we train our employees in the proper handling of hazardous substances. We have introduced a harmonized process for risk assessment at the relevant sites.

Where we are not able to eliminate adverse environmental impact entirely, we aim to minimize the impact. For example, we need to utilize PFCs (perfluorinated compounds) as etching agents in the production of semiconductors. As early as 1992, we started to install exhaust air filter systems to reduce PFC emissions. We are signatories to the Memorandum of Agreement, a voluntary commitment by the European Semiconductor Industry which has the goal of reducing overall PFC emissions by 2010 by approximately 10 percent from the emission level of 1995, calculated in CO2 equivalents. We have signed a similar commitment for Germany, with a normalized target of 8 percent emission reduction on the basis of CO2 equivalents, which is on track. With our European sites we achieved our European reduction target by the end of calendar year 2007.

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

National legislation enacted pursuant to European Commission Directive 2002/96/EC creates significant obligations regarding the collection, recovery and disposal of waste electrical and electronic equipment. This directive obligates manufacturers to finance the collection, recovery and disposal of such products at the end of their life cycle. The end-of-life obligations may affect us as suppliers to electrical and electronic equipment producers and as producers of electronic equipment. Because the directive is currently under revision, and because a number of statutory definitions and interpretations remain unclear and are still pending, the consequences for our company cannot currently be determined in detail. As a result, we are not able at this time to estimate the amount of additional costs that we may incur in connection with this legislation.

Since July 1, 2006, another relevant European Commission Directive, 2002/95/EC, has restricted the use of lead and other hazardous substances in electrical and electronic equipment. Because of this directive, ongoing compliance expenditures could be required in the future. This directive is currently under revision, which could result in additional adverse impacts on our business.

A further European Directive, 2000/53/EC, restricts the use of hazardous substances in vehicles. Because the directive has been amended and further revision is foreseen, the impact for our company cannot currently be determined in detail.

Directive 2005/32/EC on the eco-design of Energy-using Products establishes ecologically sound development for electrical and electronic devices. It also provides for the possibility that manufacturers of components and sub-assemblies may be subject to specific information requirements regarding environmentally relevant product characteristics. Implementing measures and possible market requirements are not yet fully defined. As a result, we are not able at this time to estimate the amount of additional costs that we may incur in connection with this legislation.

A European Union regulatory framework, called REACH, dealing with the registration, evaluation, authorization and restriction of chemicals, became effective on June 1, 2007. Subsequent obligations will become effective in stages over the next few years. This regulation could have a considerable impact not only on producers and importers of chemical substances, but also on downstream users like the semiconductor industry. The availability of chemical substances could be significantly reduced in the European Union, which could have a negative impact on our production as well as research and development activities. We are in close contact with our suppliers and consider ourselves prepared according to the current status of REACH obligations. However, we cannot exclude the possibility of significant future costs in connection with this regulation.

The European Commission is considering restrictions on the use of PFOS (Perfluoroctanyle sulphonate) in the EU. PFOS is an important constituent of key chemicals used in the semiconductor industry. Any restriction affecting its use may adversely impact our production and cost position.

The Chinese government restricts the use of lead and other hazardous substances in electronic products. Because neither all implementing measures nor the schedule of affected products are in place, the consequences to us cannot currently be determined. As a result, we are not able to estimate the impact, including the additional costs, in connection with these regulations.

Similar regulations on substance bans are being established in various countries of the world. We are not able at this time to estimate the impact, including the amount of additional costs that we may incur, in connection with these possible regulations.

Because the damage and loss caused by fire, natural hazards, supply shortage, or other disturbance at a semiconductor facility or within our supply chain — at customers as well as at suppliers — can be severe, we have constructed and operate our facilities in ways that minimize the specific risks and that enable a quick response if such an event should occur. We expect to continue to invest in prevention and response measures at our facilities.

Because some of our facilities, including some of those of our joint ventures, are located close to or shared with those of other companies, we may need to respond to certain claims and certain liabilities relating to environmental issues, such as contamination, not entirely originating from our own operations.

Real Estate

We own approximately 2.5 million square meters of land at Cegled (Hungary), Dresden, Neubiberg, Regensburg and Warstein (Germany), Essonnes (France), Horten (Norway) and Villach (Austria). This includes approximately 1.2 million square meters of land for Qimonda facilities at Dresden (Germany), Porto (Portugal) and Richmond (Virginia, USA).

Furthermore, we own approximately 1,115,000 square meters of building space at Batam (Indonesia), Cegled (Hungary), Dresden, Regensburg and Warstein (Germany), Essonne (France), Horton (Norway), Kulim and Malacca (Malaysia), Singapore (Singapore), Villach (Austria) and Wuxi (PR China). This includes approximately 398,000 square meters of building space for Qimonda facilities at Dresden (Germany), Malacca and Senai (Malaysia) Porto (Portugal), Richmond (Virginia, USA) and Suzhou (PR China).

In addition, we have long-term rental and lease arrangements covering approximately 1.2 million square meter of land at Batam (Indonesia), Kulim and Malacca (Malaysia), Neubiberg and Duisburg (Germany), Singapore (Singapore), Wuxi (PR China). This includes approximately 0.3 million square meters of land for Qimonda facilities at Malacca and Senai (Malaysia) and Suzhou (PR China).

Furthermore we have long-term rental and lease arrangements covering approximately 422,000 square meters of building space in various locations in Asia Pacific, Europe and North America. This includes 90,000 square meters of building space for Qimonda facilities. We believe that these properties are rented or leased on ordinary market terms and conditions.

MANAGEMENT

Supervisory Board Members

The current members of our Supervisory Board, the Supervisory Board position held by them, their occupation, their principal external positions and their ages are as follows:

				Membership of other Supervisory
				Boards and comparable governing
				bodies of domestic and foreign
		Term		companies during the fiscal year ended
Name	Age	expires	Occupation	September 30, 2008

Max Dietrich Kley Chairman	68	2010	Lawyer	Chairman of the Supervisory Board of: SGL Carbon AG, Wiesbaden
				Member of the Supervisory Board of: BASF SE, Ludwigshafen HeidelbergCement AG, Heidelberg Schott AG, Mainz
				Member of the Board of Directors of: UniCredit S.p.A., Milan, Italy
Gerd Schmidt(1) Deputy Chairman	54	2009	Chairman of the Infineon Central Works Council

			Chairman of the Infineon Works Council, Regensburg
Wigand Cramer(1)	55	2009	Labor union clerk IG Metall, Berlin
Alfred Eibl(1)	59	2009	Chairman of the Infineon Works Council, Munich-Campeon
Prof. Johannes Feldmayer(2)	51	2010	Management Consultant
Jakob Hauser(1)	56	2009	Chairman of the Works Council, Qimonda AG, Munich
Gerhard Hobbach(1)	46	2009	Deputy Chairman of the Infineon Works Council, Munich-Campeon
Prof. Dr. Renate Köcher	56	2010	Managing Director of Institut für Demoskopie Allensbach GmbH, Allensbach	Member of the Supervisory Board of: Allianz SE, Munich BASF SE, Ludwigshafen (until January 14, 2008) MAN AG, Munich BMW AG, Munich (since May 8, 2008)
Dr. Siegfried Luther	64	2010	Managing Director of Reinhard Mohn Verwaltungs GmbH, Gütersloh	Member of the Supervisory Board of: WestLB AG, Duesseldorf/Muenster Wintershall Holding AG, Kassel EVONIK Industries AG, Essen (since December 3, 2007)
				Chairman of the Board of Administration of: RTL Group S.A., Luxembourg
				Member of the Board of Administration of: Compagnie Nationale à Portefeuille S.A., Loverval, Belgium
Michael Ruth(1) Representative of Senior Management	48	2009	Corporate Vice President Reporting and Planning, Infineon Technologies AG
Prof. Dr. rer. nat. Doris Schmitt-Landsiedel	55	2010	Professor at the Munich Technical University, Munich

				Membership of other Supervisory
				Boards and comparable governing
				bodies of domestic and foreign
		Term		companies during the fiscal year ended
Name	Age	expires	Occupation	September 30, 2008

Kerstin Schulzendorf(1)	46	2009	Member of the Works Council, Infineon-Dresden
Dr. Eckart Sünner	64	2010	President Legal, Taxes & Insurance BASF SE, Ludwigshafen (until December 31, 2007)	Member of the Supervisory Board of: K+S AG, Kassel
			President, Chief Compliance Officer BASF SE, Ludwigshafen (since January 1, 2008)
Alexander Trüby(1)	38	2009	Member of the Works Council Infineon Dresden
Prof. Dr. rer. nat. Martin Winterkorn	61	2010	Chairman of the Management Board Volkswagen AG, Wolfsburg	Chairman of the Supervisory Board of: Audi AG, Ingolstadt Member of the Supervisory Board of: Salzgitter AG, Salzgitter FC Bayern München AG, Munich TÜV Süddeutschland Holding AG, Munich
				Member of the Board of Administration of: SEAT S.A., Barcelona, Spain
				Chairman of the Board of Directors of: Scania AB, Södertälje, Sweden (since May 3, 2007)
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer	64	2010	Member of the Corporate Executive Committee (until December 31, 2007) Management Consultant (since January 1, 2008) Siemens AG, Munich
Member of the Supervisory Board of:
  Deutsche Messe AG, Hanover
  BSH Bosch und Siemens Hausgeräte GmbH, Munich
       (until April 30, 2008)
  Leoni AG, Nuremberg
  SAP AG, Walldorf

Chairman of the Board of Administration of:
  Siemens Ltd., Beijing, People’s Republic of China
       (until May 19, 2008)
  Siemens S.A., Lisbon, Portugal (until April 28, 2008)
  Siemens Ltd., Mumbai, India (until March 31, 2008)
  Siemens Ltd., Seoul, Korea (since May 1, 2007)

(1)	Employee representative.

(2)	Prof. Johannes Feldmayer was recently convicted by a state court in Germany for breach of confidence and tax evasion for actions taken while he was an executive of Siemens AG.

The Supervisory Board maintains the following principal committees:

Committee	Members

Executive Committee	Max Dietrich Kley Gerd Schmidt Prof. Dr. rer. nat. Martin Winterkorn
Investment, Finance and Audit Committee	Max Dietrich Kley Dr. Siegfried Luther Gerd Schmidt
Mediation Committee	Max Dietrich Kley Gerd Schmidt Alexander Trüby Prof. Dr. rer. nat. Martin Winterkorn
Nomination Committee	Max Dietrich Kley
Prof. Johannes Feldmayer
Prof. Dr. Renate Köcher
Dr. Siegfried Luther
Prof. Dr. rer. nat. Doris Schmitt-Landsiedel
Dr. Eckart Sünner
Prof. Dr. rer. nat. Martin Winterkorn
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer
Strategy and Technology Committee	Alfred Eibl Jakob Hauser Alexander Trüby Prof. Dr. rer. nat. Doris Schmitt-Landsiedel Prof. Dr. rer. nat. Martin Winterkorn Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer
Qimonda Committee	Alfred Eibl Prof. Johannes Feldmayer Dr. Siegfried Luther Gerd Schmidt

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

The business address of each of the members of our Supervisory Board is Infineon Technologies AG, Am Campeon 1-12, D-85579 Neubiberg, Germany.

Management Board Members

The current members of our Management Board, their positions and their ages are as follows:

				Memberships of Supervisory Boards
				and comparable governing
				bodies of domestic and foreign
		Term		companies during the fiscal year
Name	Age	expires	Position	ended September 30, 2008

Peter Bauer	48	September 30, 2011	Spokesman of the Management Board, Chief Executive Officer (since June 1, 2008)
Member of the Board of Directors of:
Infineon Technologies China Co., Ltd.,
  Shanghai,  People’s Republic of China
     (since  June 1, 2008)
Infineon Technologies Asia Pacific Pte.,
  Ltd.,  Singapore (since June 1, 2008)
Infineon Technologies North America Corp.,
  Wilmington, Delaware, USA (since June 1,  2008)
Infineon Technologies Japan K.K., Tokyo, Japan   (since June 12, 2008)

Prof. Dr. Hermann Eul	49	August 31, 2012	Member of the Management Board and Executive Vice President	Member of the Supervisory Board of: 7 Layers AG, Ratingen
Dr. Reinhard Ploss	52	May 31, 2012	Member of the Management Board and Executive Vice President
Chairman of the Supervisory Board of:
  Infineon Technologies Austria AG, Villach, Austria

Member of the Board of Directors of:
  Infineon Technologies (Kulim) Sdn. Bhd., Kulim,
       Malaysia

Member of the Supervisory Board of:
   Qimonda AG, Munich (since August 19, 2008)

Dr. Marco Schröter (since April 1, 2008)	45	March 31, 2013	Member of the Management Board, Executive Vice President and Chief Financial Officer
Member of the Supervisory Board of:
Infineon Technologies Austria AG, Villach, Austria
    (since May 5, 2008)

Member of the Board of Directors of (each since
  April 1, 2008):
Infineon Technologies Asia Pacific Pte.,
  Ltd.,  Singapore
Infineon Technologies China Co., Ltd.,  Shanghai,
  People’s Republic of China
Infineon Technologies North America
  Corp.,  Wilmington, Delaware, USA

Resigned Members of the Management Board
Dr. Wolfgang Ziebart (resigned as of May 31, 2008)	58	—	Chairman of the Management Board, President and Chief Executive Officer
Member of the Board of Directors of (each until May 31, 2008):
Infineon Technologies China Co., Ltd.,
  Shanghai,  People’s Republic of China
Infineon Technologies Asia Pacific Pte.,
  Ltd.,  Singapore
Infineon Technologies Japan K.K., Tokyo, Japan
Infineon Technologies North America
  Corp.,  Wilmington, Delaware, USA

				Memberships of Supervisory Boards
				and comparable governing
				bodies of domestic and foreign
		Term		companies during the fiscal year
Name	Age	expires	Position	ended September 30, 2008

Peter J. Fischl (retired as of March 31, 2008)	62	—	Member of the Management Board, Executive Vice President and Chief Financial Officer
Chairman of the Supervisory Board of:
Qimonda AG, Munich
Infineon Technologies Austria AG, Villach,
  Austria  (since December 5, 2007 until March 31,
  2008)

Member of the Board of Directors of (each until March 31, 2008):
Infineon Technologies Asia Pacific Pte., Ltd.,
  Singapore
Infineon Technologies China Co., Ltd.,
  Shanghai, People’s Republic of China
Infineon Technologies North America Corp.,
  Wilmington, Delaware, USA

Peter Bauer was appointed our Chief Executive Officer effective June 1, 2008. From 2005 to 2008, Mr. Bauer served as head of our Automotive, Industrial & Multimarket Business Group and was responsible for the Central Sales Functions. From the formation of Infineon Technologies AG in 1999 until 2005, he served as our Executive Vice President and Chief Sales and Marketing Officer. He was President and Chief Executive Officer of Siemens Microelectronics, Inc. from 1998 to April 1999. From 1997 to 1999, Mr. Bauer was President of Sales and Solution Centers for the Siemens Semiconductor Group. He began his career with the Siemens Semiconductor Group in 1986 as a development engineer. Mr. Bauer holds a degree in electrical engineering from the Munich Technical University.

Dr. Marco Schröter was appointed as a Member of the Management Board and Chief Financial Officer effective April 1, 2008. He was previously Chief Financial Officer at Schenker AG, Essen, where he was responsible for accounting, finance, controlling, risk management and purchasing. From 1994 to 2002, he held several positions, including Head of Central Controlling, at Stinnes AG, Mühlheim. Dr. Schröter holds a degree in business administration and received his Ph.D. from Saarland University in 1994.

Prof. Dr. Hermann Eul was appointed Deputy Executive Vice President of our Management Board as of August 2005 and subsequently Executive Vice President as of December 1, 2006. Until 1999 he was General Manager of the Digital TeleCom and Data Com ICs operations at Siemens. When Infineon was formed, he took over the Wireless Baseband and Systems Business Group as Vice President and General Manager. From 2001 to 2002 he was responsible for Security & Chip Card ICs operations as Chief Executive Officer. In 2003 he was appointed as full Professor and Faculty Chair for RF-Technology and Radio-Systems at Hanover University. In 2004 he returned to Infineon where he first co-managed the Wireline Communications segment as Senior Vice President and then, following a reorganization, became Executive Vice President and General Manager of the Communication Solutions segment. Professor Eul studied electrical engineering and has a doctorate in engineering.

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

Supervisory Board

Our Supervisory Board consists of 16 members. The shareholders, by a majority of the votes cast in a general meeting, elect eight members and the employees elect the remaining eight members. Among the eight employee representatives on the Supervisory Board is one member from the ranks of the executive employees (Leitende Angestellte), five members are from the ranks of the employees (excluding executive employees) and two representatives are of the trade unions represented in the Infineon group in Germany. According to German law, the shareholders may determine the term of each shareholder-elected member of the Supervisory Board. The maximum term of office of shareholder-elected Supervisory Board members expires at the end of shareholders’ general meeting in which the shareholders discharge the Supervisory Board members for the fourth fiscal year after the start of their term as a Supervisory Board member. The fiscal year in which the term of office begins is not included in this calculation. Seven shareholder representatives on the Supervisory Board were elected at the general shareholders’ meeting held on January 25, 2005, one was elected at the general shareholders’ meeting held on February 16, 2006. The term of all shareholder representatives ends with the annual general meeting to be held in 2010. Seven of the employee representatives on the Supervisory Board took office on January 20, 2004, one trade union representative was appointed by the lower district court of Munich on April 20, 2006. The term of all employee representatives ends with the annual general meeting to be held in 2009.

The shareholders may remove any member of the Supervisory Board they have elected at a general meeting. The employee representatives may be removed by those employees that elected them by a vote of three-quarters of the votes cast. The Supervisory Board elects a chairman and a deputy chairman from among its members. If no candidate is elected by a vote of two-thirds of the members of the Supervisory Board, the shareholder representatives elect the chairman and the employee representatives elect a deputy chairman. The Supervisory Board normally acts by simple majority vote, with the chairman having a deciding vote in the event of a deadlock in a second vote on the same matter.

The Supervisory Board meets at least once a quarter. Its main functions are:

•	to monitor our management;

•	to appoint our Management Board;

•	to approve decisions of our Management Board in relation to the following:

•	financial and investment planning, including both budgets and the establishment of limits for financial indebtedness;

•	any investment or disposition that exceeds 10 percent of our total investment budget; and

•	the taking of any financial risk vis-à-vis third parties in an amount exceeding 5 percent of our share capital.

•	to approve matters in areas that the Supervisory Board has made generally subject to its approval; and

•	to approve matters that the Supervisory Board decides on a case-by-case basis to make subject to its approval.

Our Supervisory Board has established an Investment, Finance and Audit Committee, comprising the chairman of the Supervisory Board and two other members of the Supervisory Board, one of whom is elected from the shareholder representatives and the other from the employee representatives on the Supervisory Board. The Investment, Finance and Audit Committee carries out the functions normally carried out by the audit committee of a U.S. company including, among other duties:

•	preparing the decisions of the Supervisory Board regarding approval of our company’s annual financial statements, including review of the financial statements, our annual reports, the proposed application of earnings and the reports of our auditors;

•	reviewing the interim financial statements of our company that are made public or otherwise filed with any securities regulatory authority;

•	issuing to our auditors terms of reference for their audit of our annual financial statements;

•	examining our compliance, internal control, internal audit and risk management systems; and

•	approving decisions of our Management Board or a committee thereof regarding increases of our company’s capital through the issuance of new shares out of authorized or conditional capital, to the extent they are not issued to employees as part of a share option plan.

The Investment, Finance and Audit Committee also supports the Supervisory Board in its duty of supervising our business and may exercise the oversight powers conferred upon the Supervisory Board by German law for this purpose. Decisions of the Investment, Finance and Audit Committee require a simple majority.

We entered into a consulting agreement with Prof. Johannes Feldmayer, a member of our Supervisory Board, with a term from March 4 to September 1, 2008. The Supervisory Board approved this agreement. Under the consulting agreement, Prof. Feldmayer provided advice and support to the Management Board with regard to the development of its strategy for reducing its interest in Qimonda, as well as its growth strategy for the AIM segment. In addition to the compensation for his membership on the Supervisory Board, Prof. Feldmayer received compensation in the total amount of EUR 62,500.00 for his services under this consulting agreement.

Neither we nor any of our subsidiaries have entered into special service contracts with the members of the Supervisory Board that provide for benefits during or upon termination of their board membership other than as described under “Compensation”.

Management Board

Our Management Board currently consists of four members. Under our Articles of Association, our Supervisory Board determines the Management Board’s size, although it must have at least two members.

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

Our Management Board has adopted rules of procedure. Our Supervisory Board approved these rules and resolved that the following decisions of the Management Board require the consent of the Supervisory Board:

•	Decisions relating to financial and investment planning, including both budgets and the establishment of limits for financial indebtedness;

•	Decisions relating to any investment or disposition that exceeds 10 percent of our total investment budget; and

•	Decisions relating to the taking of any financial risk vis-à-vis third parties in an amount exceeding 5 percent of our share capital.

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

The rules of procedure provide that decisions of the Management Board require simple majority, unless statutory law, the Articles of Association of our company or the rules of procedure require otherwise.

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

Compensation

In compliance with legal requirements and the recommendations of the German Corporate Governance Code as amended on June 6, 2008, this report provides information on the principles for determining the compensation of the Management Board and Supervisory Board of Infineon Technologies AG and the amount of compensation paid to the individual members of the Management Board and Supervisory Board.

Compensation of the Management Board

Compensation structure

The Executive Committee of the Supervisory Board, which includes the chairman of the Supervisory Board Max Dietrich Kley, the deputy chairman of the board Gerd Schmidt, and board member Prof. Dr. Martin Winterkorn, is responsible for determining the compensation of the Management Board. The compensation of the members of the Management Board is intended to reflect the Company’s size and global presence, its economic condition and performance, and the level and structure of the compensation paid to management boards of comparable companies within Germany and abroad. Additional factors taken into account are the duties, responsibilities and contributions of each member of the Management Board. Their compensation complies with the stipulations of Section 87 of the German Stock Corporation Act and is calculated to be competitive both nationally and internationally and thus to provide an incentive for dedicated and successful work within a dynamic environment. The level of compensation is reevaluated every two years, taking into account an analysis of the income paid to executives of comparable companies.

The compensation of the Management Board comprises the following elements:

•	Fixed annual base salary. The non-performance-related annual base salary is contractually fixed. It is partly paid in 12 equal monthly installments, and partly paid as a lump sum at the end of each fiscal year (referred to below as the “Annual Lump Sum”).

•	Performance-related compensation. The annual bonus is dependent on the return on assets, which we define as earnings before interest and taxes (EBIT) adjusted for exceptional effects, in proportion to capital employed. This ensures that a bonus is earned only if the business develops positively. The annual bonus is determined by the Executive Committee in a two-phase process. In a first step, a target bonus amount is determined from a table agreed in the service agreements on the basis of the return on assets. The Executive Committee subsequently evaluates the personal performance of each individual board member over the past fiscal year, and then determines the actual bonus amount. In addition to the bonus dependent on the return on assets, Management Board contracts provide for a possible special bonus awarded in recognition of special business achievements.

•	Infineon Technologies AG stock options. Management Board members are eligible to receive stock options under the 2006 Stock Option Plan approved by the Infineon Technologies AG Shareholders’ Annual General Meeting on February 16, 2006, as a variable compensation element with a long-term incentive effect and a risk character. Each stock option guarantees the right to acquire one share at a fixed exercise price. The options are valid for six years and may be exercised only after an initial waiting period of three years and not during specified black-out periods. The exercise price at which a share may be acquired upon exercise of an option is equal to 120 percent of the average Infineon opening prices on the Frankfurt Stock Exchange in the XETRA trading system over the five trading days preceding the date that the option is granted. The exercise of the options is dependent on the attainment of absolute and relative performance targets. The precondition for the exercise of the option rights is that the Infineon share price on the Frankfurt Stock Exchange in the XETRA trading system equals or exceeds the exercise price on at least one trading day during the option life. Furthermore, the options can only be exercised if the Infineon share price exceeds the performance of the comparative index Philadelphia Semiconductor Index for three consecutive days on at least one occasion during the life of the option. These absolute and relative performance targets serve to ensure that the options are only exercised if the value of the Company significantly increases. The Supervisory Board is responsible for all decisions on granting options to members of the Management Board. In the 2008 fiscal year, no options were granted to members of the Management Board. The main provisions of our 2006 stock option plan are described in note 27 to our consolidated financial statements for the year ended September 30, 2008, and are available in full text on the Internet at www.infineon.com.

Compensation of the Management Board in the 2008 fiscal year

In the 2008 fiscal year, the active members of the Management Board received total compensation of €4,920,006. No performance-related bonuses were paid for the 2008 fiscal year.

The individual members of the Management Board who were active in the 2008 fiscal year received the following annual compensation (gross without statutory deductions)(1):

Overview of the total compensation

		Cash	Stock-based	Total
		compensation	compensation	compensation
Management Board member	Fiscal year	in €	in €	in €(2)

Peter Bauer (CEO)	2008	1,089,614	—	1,089,614
	2007	920,146	203,000	1,123,146
Prof. Dr. Hermann Eul	2008	914,457	—	914,457
	2007	729,815	203,000	932,815
Peter J. Fischl	2008	515,933	—	515,933
(until March 31, 2008)	2007	1,027,130	304,500	1,331,630
Dr. Reinhard Ploss	2008	720,859	—	720,859
	2007	235,659	—	235,659
Dr. Marco Schröter	2008	584,757	—	584,757
(as of April 1, 2008)	2007	—	—	—
Dr. Wolfgang Ziebart	2008	1,094,386	—	1,094,386
(until May 31, 2008)	2007	1,636,828	406,000	2,042,828

Total	2008	4,920,006	—	4,920,006

	2007	4,549,578	1,116,500	5,666,078

(1)	Each in accordance with the duration of membership on the Management Board during the respective fiscal year.

(2)	This amount includes the fair value of the stock options granted in the respective fiscal year.

Cash compensation

The cash compensation listed in the overview above comprises the following elements (in €):

		Non-performance-related compensation
		Annual Base Salary(1)
		Amount paid in
		monthly	Annual lump		Total cash
Management Board member	Fiscal year	installments	sum	Other(2)	compensation

Peter Bauer (CEO)	2008	533,333	533,333	22,948	1,089,614
	2007	367,500	532,500	20,146	920,146
Prof. Dr. Hermann Eul	2008	450,000	450,000	14,457	914,457
	2007	358,333	358,333	13,149	729,815
Peter J. Fischl	2008	200,000	300,000	15,933	515,933
(until March 31, 2008)	2007	400,000	600,000	27,130	1,027,130
Dr. Reinhard Ploss	2008	350,000	350,000	20,859	720,859
	2007	116,667	116,667	2,325	235,659
Dr. Marco Schröter	2008	250,000	250,000	84,757	584,757
(as of April 1, 2008)	2007	—	—	—	—
Dr. Wolfgang Ziebart	2008	533,333	533,333	27,720	1,094,386
(until May 31, 2008)	2007	800,000	800,000	36,828	1,636,828

Total	2008	2,316,666	2,416,666	186,674	4,920,006

	2007	2,042,500	2,407,500	99,578	4,549,578

(1)	Each in accordance with the duration of membership on the Management Board during the respective fiscal year.

(2)	The compensation included under “Other” comprises primarily the monetary value of the provision of a company car and insurance contributions, and, in the case of Dr. Schröter, the reimbursement of expenses for the maintenance of double residence.

Stock-based compensation

In the 2008 fiscal year, no stock options were granted to members of the Management Board (in the previous year, 550,000 stock options with a fair value at the grant date totaling €1,116,500 were granted to the members of the Management Board). In the 2008 fiscal year, no member of the Management Board exercised stock options.

Commitments to the Management Board upon termination of employment

Allowances and pension entitlements in the 2008 fiscal year

The pension agreement with Dr. Wolfgang Ziebart provided for a monthly pension payment equal to 70 percent of his last monthly base salary. The other members of the Management Board are contractually entitled to a fixed pension payment, which increases by €5,000 (and in the case of Mr. Bauer by €10,000) annually until a maximum amount is attained. In accordance with U.S. GAAP, a total of €3,137,082 was added to pension reserves in the 2008 fiscal year (previous year: €3,146,830). Upon termination of membership in the Management Board, pension entitlements normally begin from age 60 at the earliest. Exceptions are provided for in cases such as departures from the board for health reasons and surviving dependents’ pensions. Our agreements with Dr. Ziebart and Mr. Bauer deviate from this model, and each is entitled to a pension before age 60 if his contract is not renewed (the monthly pension of Dr. Ziebart will commence as of September 1, 2009), provided that there is no good cause for a revocation of the appointment in accordance with section 84, paragraph 3 of the German Stock Corporation Act. In such a case, however, his income from other employment and self-employed activities would be set off against up to one half of his pension entitlements.

The following overview represents the annual pension entitlements, as of the beginning of retirement, for Management Board members active in the 2008 fiscal year, on the basis of the entitlements vested through September 30, 2008.

	Pension
	entitlements			Transfer to pension
	(annual) as of			reserves in
	beginning of		Maximum	fiscal year 2008
Management Board member	pension period in €		amount in €	(US-GAAP) in €

Peter Bauer (CEO)	280,000	(1)	400,000	226,778
Prof. Dr. Hermann Eul	200,000		270,000	175,369
Peter J. Fischl	350,000		350,000	475,576
Dr. Reinhard Ploss	170,000		210,000	169,488
Dr. Marco Schröter	250,000		350,000	—
Dr. Wolfgang Ziebart	560,000		560,000	2,089,871

Total	1,810,000			3,137,082

(1)	Mr. Bauer’s pension entitlement was increased effective October 1, 2008 to €280,000.

The contracts of Dr. Ziebart and Mr. Bauer, furthermore, allow for a one-time transitional allowance upon termination of employment. This transitional allowance is equivalent to one year’s income, composed of the last 12 basic monthly installments, and a sum amounting to the average of the bonus sums received over the last three fiscal years prior to termination. There is no right to the payment of a transitional allowance in the event of termination by a member of the Management Board not prompted by the company, and if the company has good cause for the termination. Accordingly, Dr. Ziebart is entitled to a one-time transitional allowance, which is payable on August 31, 2009.

Early termination of employment

The contracts with the members of our Management Board include change-of-control clauses: A change-of-control within the meaning of this clause occurs when a third party, individually or in cooperation with another party, holds 30 percent of voting rights in Infineon Technologies AG as stipulated by section 30 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz). In case of such a change-of-control, the Management Board members have the right to resign and terminate their contracts within a period of 12 months after the announcement of a change of control if the exercise of their office and the fulfillment of their service contract become unacceptable, due, for example, to considerable restrictions in their areas of responsibility. In such an event, board members are entitled to a continuation of their annual target income for the full remaining duration of their contracts and a minimum of two years. This amount is based on the annual target income for the year of termination and the variable components assuming a return on assets of 6 percent. In the event of a termination of the contract by Infineon Technologies AG within 12 months after the announcement of a change of control, the members of the Management Board are entitled to a continuation of their annual target income for the full remaining duration of their contracts and a minimum of three years. The Management Board members’ pension entitlements remain unaffected. These rights in the event of a change of control, however, only exist if there is no serious breach of duty.

Management Board contracts do not generally provide for severance payments in the event of an early termination of contract.

Fringe benefits and other awards in the 2008 fiscal year

•	The members of the Management Board received no fringe benefits besides the elements listed under “Other” in the compensation table.

•	We do not provide loans to the members of the Management Board.

•	The members of the Management Board received no compensation or promise of compensation with regard to their activities on the Management Board from third parties in the 2008 fiscal year.

•	We maintain directors’ and officers’ group liability insurance (D&O insurance). The insurance policy covers the personal liability risk in the event of claims made against members of the Management Board for indemnification of losses incurred in the exercise of their duties. Each member of the Management Board has agreed to an adequate deductible (which constitutes a deductible as defined by the German Corporate Governance Code, clause 3.8, paragraph 2).

Payments to former members of the Management Board in the 2008 fiscal year

Former members of the Management Board received total payments of €916,896 (severance and pension payments) in the 2008 fiscal year. This includes the compensation paid to Dr. Ziebart starting June 2008 in the amount of €624,396 as stipulated under his employment contract.

According to U.S. GAAP, a total of €2,194,127 was added to pension reserves during the 2008 fiscal year for current pensions and entitlements to pensions by former Management Board members. Furthermore, pension reserves for active members of the Management Board in the amount of €13,514,299 were reclassified into pension reserves for former members of the Management Board; as of September 30, 2008, these pension reserves amount to €26,190,751.

Compensation of the Supervisory Board

Compensation structure

The compensation of the Supervisory Board is determined in our Articles of Association. It is intended to reflect our company’s size, the duties and responsibilities of the members of the Supervisory Board, and our economic condition and performance. The compensation of the Supervisory Board is governed by Section 11 of the Articles of Incorporation and comprises two elements:

•	fixed compensation of €25,000 per year and

•	a variable element in the form of 1,500 share appreciation rights per annum, which are granted and may be exercised on the same terms as provided for by the Infineon Stock Option Plan 2006 approved by the Shareholders’ Annual General Meeting, which is valid in the fiscal year in which these rights are granted. These share appreciation rights, however, do not entitle the holder to purchase shares but only to a settlement in cash. The share appreciation rights expire six years from the date of grant, and can be exercised only following a waiting period of three years. The exercise price per share appreciation right amounts to 120 percent of the average Infineon opening price on the Frankfurt Stock Exchange in the XETRA trading system over the five trading days preceding the date the respective share appreciation right is granted. The exercise of share appreciation rights is dependent on the attainment of absolute and relative performance targets as stipulated in the 2006 Stock Option Plan. The basic principles of our 2006 Stock Option Plan are described in note 27 to the consolidated financial statements for the year ended September 30, 2008 and are available in full text on the Internet at www.infineon.com.

Additional compensation is paid for certain functions on the Supervisory Board. The Chairman of the Supervisory Board receives an additional 100 percent of the fixed compensation. Furthermore, each Vice-Chairman and each other member of a Supervisory Board committee, with the exception of the Nomination Committee and the Mediation Committee, receives an additional 50 percent of their fixed compensation.

Members of the Supervisory Board, moreover, receive reimbursement of all expenses incurred in connection with their duties, as well as the value-added tax apportioned to their compensation, to the extent that they can charge for it separately and do so.

Compensation of the Supervisory Board in the 2008 fiscal year

In the 2008 fiscal year, the members of the Supervisory Board waived their share appreciation rights. The Supervisory Board compensation otherwise remained unchanged from the previous year. The individual members of the Supervisory Board received the following cash compensation (excluding 19 percent VAT), in the 2008 fiscal year:

		Additional
		compensation for
	Base compensation	special functions	Total payment
Supervisory Board member	in €	in €	in €

Max Dietrich Kley	25,000	25,000	50,000
Wigand Cramer	25,000	—	25,000
Alfred Eibl	25,000	12,500	37,500
Prof. Johannes Feldmayer	25,000	—	25,000
Jakob Hauser	25,000	12,500	37,500
Gerhard Hobbach	25,000	—	25,000
Prof. Dr. Renate Köcher	25,000	—	25,000
Dr. Siegfried Luther	25,000	12,500	37,500
Michael Ruth	25,000	—	25,000
Gerd Schmidt	25,000	12,500	37,500
Prof. Dr. Doris Schmitt-Landsiedel	25,000	12,500	37,500
Kerstin Schulzendorf	25,000	—	25,000
Dr. Eckart Sünner	25,000	—	25,000
Alexander Trüby	25,000	12,500	37,500
Prof. Dr. Martin Winterkorn	25,000	12,500	37,500
Prof. Dr.-Ing. Klaus Wucherer	25,000	12,500	37,500

Total	€400,000	€125,000	€525,000

Other

We do not provide loans to the members of the Supervisory Board.

We maintain a directors’ and officers’ group liability insurance (D&O insurance). The insurance covers the personal liability risk in the event of claims made against members of the Supervisory Board for indemnification of losses incurred in the exercise of their duties. Each member of the Supervisory Board has agreed to an adequate deductible (which constitutes a deductible as defined by the German Corporate Governance Code, section 3.8, paragraph 2).

Long-Term Incentive Plans

2006 Stock Option Plan.  In February 2006, we adopted and our shareholders approved the Infineon Technologies AG 2006 Stock Option Plan, which we refer to as the 2006 plan. Under the 2006 plan, we have the authority over a three-year period to grant non-transferable share options to members of our Management Board, members of senior management of our subsidiaries, and other key managers and employees at Infineon Technologies AG and our domestic and foreign subsidiaries. We may grant options covering up to 1.625 million shares to members of our Management Board, 1.3 million shares to senior management of our domestic and foreign subsidiaries, and 10.075 million shares to other key managers and employees at levels below the Management Board of Infineon Technologies AG and senior management of our domestic and foreign subsidiaries. No more than 40 percent of the options available for grant to one of those three groups may be issued during one fiscal year, and we may not grant options under the 2006 plan covering more than 13 million shares in the aggregate. As of September 30, 2008, options to purchase an aggregate of 2.2 million shares were outstanding under the 2006 plan, of which options to purchase 550,000 shares were granted to members of our Management Board during their membership on the Management Board.

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

Under the 2001 plan, we granted non-transferable share options to members of our Management Board, to the members of the top management of our subsidiaries, and to other senior level executives and employees with exceptional performance. As of September 30, 2008, options to purchase an aggregate of 31.1 million shares were outstanding under the 2001 plan, of which options to purchase 1.5 million shares were held by members of our Management Board. No further options will be granted under the 2001 plan.

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

As of September 30, 2008, there were no options to purchase shares outstanding under the 1999 plan. The 1999 plan was discontinued and, accordingly, we no longer grant options under that plan.

PRINCIPAL SHAREHOLDERS

The following table shows the beneficial ownership, as of September 30, 2008, of our company’s share capital by (1) the principal shareholders (each person or entity that has reported to us, as required by applicable German law, that it beneficially owns 5 percent or more of our shares) and (2) the members of our Management Board and Supervisory Board, each as a group. We are not directly or indirectly owned or controlled by any foreign government.

	Shares owned
	Number	%

Dodge & Cox Investment Managers(1)	75,227,800	10.0
Merrill Lynch International(2)	39,347,562	5.3
Templeton Global Advisors Limited(3)	38,674,360	5.2
AXA S.A.(4)	37,960,797	5.1
Members of the Management Board as a group(5)	*	*
Members of the Supervisory Board as a group(5)	*	*

(1)	The business address of Dodge & Cox Investment Managers is 555 California Street, 40th Floor, San Francisco, California 94104, USA. Based solely on a notification to Infineon by the shareholder on March 11, 2008 pursuant to the requirements of the German Securities Trading Act.

(2)	The business address of Merrill Lynch International is Merrill Lynch Financial Centre, 2 King Edward Street, London ECA1HQ, United Kingdom. Based solely on a notification to Infineon by the shareholder on February 15, 2008 pursuant to the requirements of the German Securities Trading Act.

(3)	The business address of Templeton Global Advisors Limited is Templeton Building, Lyford Cay, PO Box N7759, Nassau, Bahamas. Based solely on a notification to Infineon by the shareholder on February 23, 2007 pursuant to the requirements of the German Securities Trading Act. On February 7, 2008, Templeton Global Advisors Limited, Franklin Resources, Inc., Charles B. Johnson and Rupert H. Johnson jointly filed a Schedule 13G with the US Securities and Exchange Commission reporting a beneficial holding of 116,664,804 ordinary shares as of December 31, 2007, representing 15.6 percent of our outstanding shares as of such date. On December 17, 2008, Templeton Global Advisors Limited notified Infineon that its shareholding had fallen below 3 percent.

(4)	The business address of AXA S.A. is 25, Avenue Matignon, 75008 Paris, France. Based solely on a notification to Infineon by the shareholder on September 11, 2008 pursuant to the requirements of the German Securities Trading Act. On December 12, 2008, AXA S.A. notified Infineon that its shareholding had fallen below 3 percent.

(5)	Represents less than 1 percent of our outstanding share capital.

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

Other than as disclosed above, we have not been notified by any party holding 5 percent or more of our shares as of September 30, 2008.

Major shareholders do not have differing voting rights. Significant changes in the percentage ownership held of record by major shareholders in the last three fiscal years were as follows: On April 3, 2006, Siemens AG sold the remaining shares in our company held by it and it is no longer one of our shareholders.

To our knowledge, as of September 30, 2008, there were 106,564,907 of our American Depositary Shares outstanding (representing an equivalent number of our ordinary shares), which represented approximately 14.2 percent of our issued and outstanding share capital, and there were approximately 154 holders of record of our American Depositary Shares.

RELATED PARTY TRANSACTIONS AND RELATIONSHIPS

Qimonda

On December 21, 2008, we, the German Free State of Saxony, and Qimonda jointly announced a financing package for Qimonda. This proposed transaction is described under “Operating and Financial Review — Recent Developments Related to Qimonda”.

In connection with the formation of Qimonda as a separate legal entity, Infineon and Qimonda entered into a number of agreements governing the carve-out of the memory products business, the licensing of intellectual property, the use of Infineon’s 200-millimeter fabrication facility in Dresden, and support services in the areas of general support, IT services and research and development services.

Carve-out and Control

Qimonda was carved out as a wholly-owned subsidiary of Infineon effective May 1, 2006. Pursuant to the contribution agreements Infineon and Qimonda entered into in connection with the carve-out, Infineon contributed substantially all of the assets, liabilities, operations and activities, as well as the employees, of its memory products business to Qimonda. Infineon and Qimonda entered into arrangements with respect to various relationships between the two groups.

We are currently Qimonda’s largest shareholder, with a direct and indirect shareholding of 77.5 percent. We have committed to a plan to dispose of our stake in Qimonda. Our majority ownership permits Qimonda to use the entire intellectual property umbrella as well as other benefits from contracts between the Infineon group of companies and third parties. We are a party to certain intellectual property cross-licensing and other contractual relationships with third parties for Qimonda’s benefit. For as long as we, directly or indirectly, own a majority of Qimonda’s shares, we will also have the majority of votes in Qimonda’s shareholders’ general meeting and will therefore be in a position to elect all of the shareholder-elected members of Qimonda’s Supervisory Board.

All of the agreements relating to Qimonda’s carve-out from Infineon, including those governing Qimonda’s ongoing relationship with us, were concluded in the context of a parent-subsidiary relationship and in the overall context of Qimonda’s carve-out from Infineon. The terms of these agreements may be less favorable to us than had they been negotiated with unaffiliated third parties.

Arrangements relating to AMTC and BAC

Our partnership interests in the Advanced Mask Technology Center (“AMTC”) and the Maskhouse Building Administration Company (“BAC”) in Dresden were transferred to Qimonda pursuant to an agreement dated December 10, 2007 with Qimonda, Advanced Micro Devices, Toppan Photomask, AMTC and BAC.

Arrangement concerning the Licensing of Intellectual Property

In connection with the transfer of intellectual property to Qimonda, Infineon and Qimonda have entered into certain cross-licensing arrangements.

Indemnification

The contribution agreement includes provisions pursuant to which Qimonda agreed to indemnify Infineon against any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other matters relating to the memory products business that were transferred to Qimonda in the carve-out. Qimonda also agreed to indemnify Infineon against any losses it may suffer under several guarantee and financing arrangements that relate to Qimonda’s business but that cannot be transferred to Qimonda for legal, technical or practical reasons. In addition, the contribution agreement provides for indemnification of Infineon with respect to certain existing and future legal claims. With the exception of the securities and certain patent infringement and antitrust claims identified in note 34 to our consolidated financial statements, for which different arrangements apply as described in that section, Qimonda is obligated to indemnify Infineon against any liability arising in connection with claims related to the memory products business described in that section. Finally, the contribution agreement in principle provides for Qimonda to bear 60 percent of the total license fee payments payable by Infineon and Qimonda to which Infineon and Qimonda may agree in connection with two cases in which negotiations relating to licensing and cross-licensing were ongoing at the time of the carve-out, one of which is still ongoing. These payments could be substantial and could remain in effect for lengthy periods. The contribution agreement does not limit the aggregate liability Qimonda may incur as a result of its indemnification obligations, nor does it restrict the obligations to a certain time period after the carve-out as long as the events giving rise to them occurred prior to the carve-out.

Ongoing Services Relationships

Prior to Qimonda’s carve-out, most of the administrative, financial, risk management, information technology and other services that Qimonda required were provided centrally by Infineon. Infineon has provided some of these services under certain services agreements. The terms of these agreements may be less favorable to Infineon than they might have been had they been negotiated with unaffiliated third parties.

For more information on related party transactions with Qimonda, please see “Major Shareholders and Related Party Transactions — Related Party Transactions” in the Annual Report on Form 20-F filed by Qimonda with the U.S. Securities and Exchange Commission on November 16, 2007 (file no. 001-32972).

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

Equity

The issued share capital of our company consists of €1,499,484,170 divided into 749,742,085 individual shares in registered form with a notional value of €2.00 each. Since our formation, changes in our share capital have been as follows:

•	At our formation, our share capital consisted of €400,000,000, represented by 200,000,000 shares.

•	On January 26, 2000, we increased our share capital from €400,000,000 to €800,000,000 by issuing 200,000,000 shares for a €400,000,000 transfer of corporate funds to capital. The new shares were issued to Siemens and Siemens Nederland N.V. in proportion to their respective ownership interests in our company at that time.

•	On February 14, 2000, we increased our share capital from €800,000,000 to €1,200,000,000 by issuing 200,000,000 shares for a €400,000,000 transfer of corporate funds to capital. The new shares were issued to Siemens and Siemens Nederland N.V. in proportion to their respective ownership interests in our company at that time.

•	On March 8, 2000, we increased our share capital by €33,400,000 to €1,233,400,000 for cash contributions by issuing 16,700,000 shares with full dividend entitlement for the 2000 fiscal year. The shares were sold in our initial public offering.

•	On April 28, 2000, we increased our share capital by €15,184,860 by issuing to Intel Corporation 7,592,430 shares with full dividend entitlement for the 2000 fiscal year. After the execution of the capital increase, our share capital consisted of €1,248,584,860.

•	On June 28, 2000, we increased our share capital by €2,418,154 against a contribution in kind by issuing 1,209,077 shares with full dividend entitlement for the 2000 fiscal year to Savan Communications Ltd. After execution of the capital increase our share capital consisted of €1,251,003,014.

•	On March 16, 2001, we increased our share capital by €886,976 against a contribution in kind by issuing 443,488 shares with full dividend entitlement for the 2001 fiscal year in connection with our investment in Ramtron International Corporation. After execution of the capital increase our share capital consisted of €1,251,889,990.

•	On April 11, 2001, we increased our share capital by €1,413,428 against a contribution in kind by issuing 706,714 shares with full dividend entitlement for the 2001 fiscal year in connection with our acquisition of Ardent Technologies Incorporated. After the execution of the capital increase our share capital consisted of €1,253,303,418.

•	In July 2001, we increased our share capital by €120,000,000 by issuing 60,000,000 shares (with full dividend entitlement for the 2001 fiscal year) in our secondary public offering. After the execution of the capital increase our share capital consisted of €1,373,303,418.

•	On July 25, 2001, we increased our share capital by €12,746,870 against a contribution in kind by issuing 6,373,435 shares with full dividend entitlement for the 2001 fiscal year in connection with our acquisition of Catamaran Communications Incorporated. After the execution of the capital increase, our share capital consisted of €1,386,050,288.

•	On November 29, 2001, we increased our share capital by €24,000 by issuing 12,000 shares with full dividend entitlement for the 2002 fiscal year to group employees in connection with our 2001 employee share purchase program. After the execution of the capital increase, our share capital consisted of €1,386,074,288.

•	On July 24, 2002, we increased our share capital by €686,920 by issuing 343,460 shares with full dividend entitlement for the 2002 fiscal year to group employees in connection with our 2002 employee share purchase program. After the execution of the capital increase, our share capital consisted of €1,386,761,208.

•	On August 30, 2002, we increased our share capital by €55,000,000 against a contribution in kind by issuing 27,500,000 shares with full dividend entitlement for the 2002 fiscal year in connection with our acquisition of Ericsson Microelectronics AB, Stockholm, Sweden. After the execution of the capital increase, our share capital consisted of €1,441,761,208.

•	On March 23, 2004, we increased our share capital by €53,358,510 against a contribution in kind by issuing 26,679,255 shares with full dividend entitlement for the 2004 fiscal year in connection with the acquisition of the remaining interest in Infineon Technologies SC300 GmbH & Co. KG, Dresden. After the execution of the capital increase our share capital consisted of €1,495,119,718.

•	During the 2005 fiscal year, our share capital increased by €19,000 as a result of the exercise of 9,500 employee stock options. After these exercises our share capital consisted of €1,495,138,718.

•	During the 2006 fiscal year, our share capital increased by €79,870 as a result of the exercise of 39,935 employee stock options. After these exercises our share capital consisted of €1,495,218,588.

•	During the 2007 fiscal year, our share capital increased by €4,238,682 as a result of the exercise of 2,119,341 employee stock options. After these exercises our share capital consisted of €1,499,457,270.

•	During the 2008 fiscal year, our share capital increased by €26,900 as a result of the exercise of 13,450 employee stock options. After these exercises our share capital consisted of €1,499,484,170.

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

Management Board with the consent of the Supervisory Board) until February 14, 2012 (Authorized Capital 2007).

Conditional Capital

Under the German Stock Corporation Act, a stock corporation’s shareholders can create conditional capital of up to 50 percent of the issued share capital at the time of the resolution. Our Articles of Association provide for the following conditional capital as approved by our shareholders:

•	Conditional Capital I in an aggregate nominal amount of €91.6 million that may be used to issue up to 45.8 million new registered shares in connection with our 1999 and our 2001 long-term incentive plans;

•	Conditional Capital III in an aggregate nominal amount of €29 million that may be used to issue up to 14.5 million new registered shares in connection with our 2001 and 2006 long-term incentive plan;

•	Conditional Capital IV/2006 in an aggregate nominal amount of €24.5 million that may be used to issue up to 12.25 million new registered shares in connection with our 2006 long-term incentive plan;

•	Conditional Capital 2002 in an aggregate nominal amount of €152 million that may be used to issue up to 76 million new registered shares upon conversion of debt securities issued in June 2003; and

•	Conditional Capital 2007 in an aggregate nominal amount of €248 million that may be used to issue up to 124 million new registered shares upon conversion of debt securities, which we may issue at any time prior to February 14, 2012.

•	Conditional Capital 2008 in an aggregate nominal amount of €149.9 million that may be used to issue up to 74.95 million new registered shares upon conversion of debt securities, which we may issue at any time prior to February 13, 2013.

All of these shares will have dividend rights from the beginning of the fiscal year in which they are issued.

Preemptive Rights

Under the German Stock Corporation Act, an existing shareholder in a stock corporation has a preferential right to subscribe for issuances of new shares by that corporation in proportion to the number of shares he holds in the corporation’s existing share capital. These rights do not apply to shares issued out of conditional capital. Preemptive rights also apply to securities that may be converted into shares, securities with warrants, profit sharing certificates and securities with dividend rights. The German Stock Corporation Act allows the exclusion of this preferential right only in limited circumstances. At least three fourths of the share capital represented at the relevant shareholders’ meeting must vote for exclusion. In addition to approval by the shareholders, the exclusion of preemptive rights requires a justification which the Management Board has to set forth in a written report the shareholders. The justification must be based on the principle that the interest of the company in excluding preemptive rights outweighs the shareholders’ interest in their preemptive rights.

Preemptive rights resulting from a capital increase may generally be transferred and may be traded on any of the German stock exchanges upon which our shares are traded for a limited number of days prior to the final date on which the preemptive rights may be exercised.

Shareholders’ Meetings and Voting Rights

Our shareholders vote at general meetings. A general meeting of the shareholders of Infineon may be called by the Management Board or, in certain cases, by the Supervisory Board. Shareholders holding in the aggregate at least 5 percent of our issued share capital may also require the Management Board to call a meeting. The annual general meeting must take place within the first eight months of the fiscal year. The Management Board calls this meeting upon the receipt of the Supervisory Board’s report on the annual financial statements.

Under German law and the Articles of Association of our company, our company must publish notices of shareholder meetings in the electronic edition of the German Federal Gazette (elektronischer Bundesanzeiger) at least thirty days before the last day on which the shareholders must notify our company that they intend to attend the meeting. According to our Articles of Association, we may also communicate information to shareholders of our company using electronic media.

A shareholder or group of shareholders holding a minimum of either 5 percent of the share capital of our company or shares representing at least €500,000 of its registered capital may require that additional or modified proposals be made at our shareholders’ general meeting.

Shareholders who are registered in the share register may participate in and vote at the shareholders’ general meeting. A notice by a shareholder of his or her intention to attend a shareholders’ general meeting must be given to our company at least six days before the meeting, not counting the day of notice and the day of the meeting. Following the deadline for the registration of attendance at the shareholders’ general meeting, the shares are not blocked and may be transferred. In certain cases, a shareholder can be prevented from exercising his or her voting rights. This would be the case, for instance, for resolutions on the waiver or assertion of a claim by our company against the shareholder. Furthermore, a breach of the notification requirements with regard to material holdings in voting rights according to the German securities laws results in a loss of the rights attached to the shares, including the voting rights, until the satisfaction of the notification requirement. In the event of willful or grossly negligent breaches of the notification requirement, the loss of the rights continues for six months following the subsequent submission of the notification.

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

Although our company must notify shareholders of an ordinary or extraordinary shareholders’ meeting as described above, neither the German Stock Corporation Act nor our Articles of Association fix a minimum quorum requirement. This means that holders of a minority of our shares could control the outcome of resolutions not requiring a specified majority of our outstanding share capital.

According to our Articles of Association, a resolution that amends the Articles of Association must be passed by a majority of the votes cast and at least a majority of the nominal capital represented at the meeting of shareholders at which the resolution is considered. However, resolutions to amend the business purpose stated in our Articles of Association also require a majority of at least three quarters of the share capital represented at the meeting. The 75 percent majority requirement also applies to the following matters:

•	the exclusion of preemptive rights in a capital increase or the issue of convertible bonds or bonds with warrants;

•	capital decreases;

•	a creation of authorized capital or conditional capital;

•	a dissolution;

•	a merger or a consolidation with another stock corporation or another corporate transformation;

•	a transfer of all or virtually all of the assets of our company; and

•	the conclusion of any direct control, profit and loss pooling or similar inter-company agreements.

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

According to the Articles of Association of our company the shareholders’ general meeting may also resolve upon a dividend in kind in addition to or instead of a dividend in cash.

Dividends approved at a shareholders’ general meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at the shareholders’ general meeting. Where shareholders hold physical certificates, we will pay dividends to those shareholders who present us or the paying agent or agents that we may appoint from time to time, with the appropriate dividend coupon. If a shareholder holds shares that are entitled to dividends in a clearing system, the dividends will be paid according to that clearing system’s rules. We will publish notice of dividends paid and the paying agent or agents that we have appointed in the electronic edition of the German Federal Gazette.

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

Disclosure Requirement

The German Securities Trading Act requires each person whose shareholding of a listed company reaches, exceeds or, after exceeding, falls below 3 percent, 5 percent, 10 percent, 15 percent, 20 percent, 25 percent, 30 percent, 50 percent or 75 percent voting rights thresholds to notify the corporation and the German Federal Supervisory Authority for Financial Services in writing without undue delay, at the latest within four trading days after they have reached, exceeded or fallen below such a threshold. In their notification, they must also state the number of shares they hold. Such holders cannot exercise any rights associated with those shares until they have satisfied this disclosure requirement. In the event of willful or grossly negligent breaches of the notification requirement, the loss of the rights continues for six months following the subsequent submission of the notification. In addition, the German Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the exercise of the voting rights attached to those shares.

Repurchase of Our Own Shares

We may repurchase our own shares pursuant to the authorization granted by the shareholders’ general meeting on February 14, 2008 or in other very limited circumstances set out in the German Stock Corporation Act. The authorization granted by our shareholders’ general meeting expires on August 13, 2009. Shareholders may grant a new authorization at our 2009 shareholders’ general meeting. Shareholders may not grant a share repurchase authorization lasting for more than 18 months. The rules in the German Stock Corporation Act generally limit repurchases to 10 percent of our share capital and resales must be made either on the stock exchange, in a manner that treats all shareholders equally or in accordance with the rules that apply to preemptive rights relating to a capital increase.

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

ADDITIONAL INFORMATION

Organizational Structure

Infineon Technologies AG is the parent company of the Infineon group, including Qimonda, with subsidiaries incorporated in jurisdictions throughout Europe and Asia, as well as in the United States. Our most significant subsidiaries are set out below. Unless otherwise indicated, all of the subsidiaries in the Infineon group (including Qimonda) were directly or indirectly 100 percent owned by Infineon Technologies AG, and all of the subsidiaries in the Qimonda group were directly or indirectly 100 percent owned by Qimonda AG, as of September 30, 2008.

Principal Subsidiaries as of September 30, 2008

Corporate name	Registered office	Principal activity

Infineon Group:
ALTIS Semiconductor S.N.C(1)	Essonnes, France	Production
Infineon Technologies Asia Pacific Pte. Ltd.	Singapore	Production, distribution
Infineon Technologies Austria AG	Villach, Austria	Production
Infineon Technologies Bipolar GmbH & Co. KG(2)	Warstein, Germany	Production and development
Infineon Technologies China Co. Ltd.	Shanghai, China	Holding
Infineon Technologies Dresden GmbH & Co. OHG	Dresden, Germany	Production
Infineon Technologies Finance GmbH	Neubiberg, Germany	Financial services
Infineon Technologies France S.A.S.	Saint Denis, France	Distribution
Infineon Technologies Holding B.V.	Rotterdam, The Netherlands	Holding
Infineon Technologies Investment B.V.	Rotterdam, The Netherlands	Holding
Infineon Technologies Japan K.K.	Tokyo, Japan	Distribution
Infineon Technologies North America Corp.	Delaware, USA	Research, development and distribution
Infineon Technologies SensoNor AS	Horten, Norway	Production
Infineon Technologies (Advanced Logic) Sdn. Bhd.	Malacca, Malaysia	Production
Infineon Technologies (Kulim) Sdn. Bhd.	Kulim, Malaysia	Production
Infineon Technologies (Malaysia) Sdn. Bhd.	Malacca, Malaysia	Production
Primarion Inc.	Torrance, California	Research and development

Qimonda Group:
Inotera Memories Inc.(3)	Taoyuan, Taiwan	Production
Qimonda AG(4)	Munich, Germany	Research, development, production and distribution of semiconductor memory products and related services
Qimonda Asia Pacific Pte. Ltd.	Singapore	Distribution
Qimonda Dresden GmbH & Co. OHG	Dresden, Germany	Production
Qimonda Europe GmbH	Munich, Germany	Distribution, sales and marketing
Qimonda Holding B.V.	Rotterdam, The Netherlands	Holding
Qimonda Japan K.K.	Tokyo, Japan	Sales and marketing
Qimonda Investment B.V.	Rotterdam, The Netherlands	Holding
Qimonda Malaysia Sdn. Bhd.	Malacca, Malaysia	Production
Qimonda Module (Suzhou) Co. Ltd.	Suzhou, China	Production
Qimonda North America Corp.	Delaware, USA	Distribution, sales and marketing, research and development
Qimonda Portugal S.A.	Vila do Conde, Portugal	Production
Qimonda Richmond, LLC	Delaware, USA	Production
Qimonda Technologies (Suzhou) Co. Ltd.(5)	Suzhou, China	Production

(1)	50 percent interest plus one share held by Infineon. In August 2007, Infineon, IBM and Advanced Electronic Systems AG (“AES”) entered into an agreement, under which AES is to acquire the interests in ALTIS from Infineon and IBM. As of September 30, 2008, negotiations with AES have not progressed as previously anticipated and could not be completed. Despite the fact that negotiations are ongoing with additional parties, the outcome of these negotiations is uncertain.

(2)	60 percent held by Infineon.

(3)	35.6 percent ownership interest held by Qimonda. On October 13, 2008, Qimonda announced that they entered into a share purchase agreement to sell its 35.6 percent stake in Inotera Memories, Inc, to Micron Technology, Inc, for cash proceeds of US$400 million. The sale of the Inotera stake occurred in two equal tranches, on October 20, 2008 and November 26, 2008, respectively.

(4)	77.5 percent held by Infineon.

(5)	62.8 percent interest held by Qimonda.

Dividend Policy

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent, Infineon Technologies AG, as determined in accordance with HGB, the German Commercial Code . All dividends must be approved by the shareholders. The ordinary shareholders meeting held in February 2008 did not authorize a dividend in respect of the 2007 fiscal year. No earnings are available for distribution as a dividend for the 2008 fiscal year, since Infineon Technologies AG on a stand-alone basis as the ultimate parent incurred a cumulative loss (Bilanzverlust) as of September 30, 2008. Subject to market conditions, we intend to retain future earnings for investment in the development and expansion of our business.

Significant Changes

Except as discussed elsewhere in this annual report on Form 20-F, no significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

Market Information

General

The principal trading market for our shares is the Frankfurt Stock Exchange, where our ordinary shares trade under the trading symbol IFX. Options on the shares trade on the German options exchange (Eurex Deutschland) and other exchanges. All of our shares are in registered form. ADSs, each representing one share, are listed on the New York Stock Exchange and trade under the symbol IFX. The depositary for the ADSs is Deutsche Bank.

Trading on the Frankfurt Stock Exchange

Our shares have traded on the Frankfurt Stock Exchange since March 13, 2000. The table below sets forth, for the periods indicated, the high and low closing sales prices for our company’s shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra trading system:

	Price per share in Euro
	High	Low

Fiscal year ended September 30, 2004	13.65	7.80
Fiscal year ended September 30, 2005	9.00	6.43
Fiscal year ended September 30, 2006	9.95	7.60
Fiscal year ended September 30, 2007	13.44	9.25
Fiscal year ended September 30, 2008	11.95	3.66
October 2006 through December 2006	10.68	9.25
January 2007 through March 2007	12.27	10.66
April 2007 through June 2007	12.81	10.88
July 2007 through September 30, 2007	13.44	10.70
October 2007 through December 2007	11.95	7.62
January 2008 through March 2008	8.13	4.08
April 2008 through June 2008	7.11	4.57
July 2008 through September 30, 2008	6.25	3.66
June 2008	6.67	5.53
July 2008	5.32	4.37
August 2008	6.12	4.80
September 2008	6.25	3.66
October 2008	4.12	2.05
November 2008	3.06	1.72
December 2008(1)	1.69	0.65

(1)	Up to and including December 22, 2008.

On December 22, 2008, the closing sales price per share on the Frankfurt Stock Exchange, as reported by the Xetra trading system, was €0.70, equivalent to $0.98 per share (translated at the noon buying rate on December 22, 2008).

Trading on the New York Stock Exchange

ADSs representing our shares have traded on the New York Stock Exchange since March 13, 2000. The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the New York Stock Exchange:

	Price per ADS in
	U.S. dollars
	High	Low

Fiscal year ended September 30, 2004	15.87	9.39
Fiscal year ended September 30, 2005	11.74	8.40
Fiscal year ended September 30, 2006	12.68	8.95
Fiscal year ended September 30, 2007	18.68	11.77
Fiscal year ended September 30, 2008	17.13	5.24
October 2006 through December 2006	14.03	11.77
January 2007 through March 2007	16.26	13.94
April 2007 through June 2007	17.28	14.75
July 2007 through September 30, 2007	18.68	14.36
October 2007 through December 2007	17.13	11.29
January 2008 through March 2008	11.87	6.34
April 2008 through June 2008	10.96	7.20
July 2008 through September 30, 2008	8.99	5.24
June 2008	10.30	8.53
July 2008	8.39	6.96
August 2008	8.97	7.40
September 2008	8.99	5.24
October 2008	5.74	2.57
November 2008	3.97	2.02
December 2008(1)	2.07	0.88

(1)	Up to and including December 22, 2008.

On December 22, 2008, the closing sales price per ADS on the New York Stock Exchange was $0.98.

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

Annual average exchange rates of the U.S. dollar per Euro

Fiscal year ended September 30,	Average

2004	1.2199
2005	1.2727
2006	1.2364
2007	1.3415
2008	1.5067

The table below shows the high and low Federal Reserve noon buying rates for Euro in U.S. dollars per Euro for each month from April 2008 through September 2008:

Recent high and low exchange rates of the U.S. dollar per Euro

	High	Low

April 2008	1.6010	1.5568
May 2008	1.5784	1.5370
June 2008	1.5749	1.5368
July 2008	1.5923	1.5559
August 2008	1.5569	1.4660
September 2008	1.4737	1.3939

The noon buying rate on September 30, 2008 was €1.00 = $1.4081, and on December 22, 2008 was €1.00 = $1.3952.

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

Taxation of the Company

In Germany, the Corporate Tax Reform Act of 2008 introduced several changes to the taxation of German business activities, including a reduction of the combined corporate and trade tax rate for the Company from approximately 37 percent to approximately 28 percent.

In principle, German corporations are subject to corporate income tax at a rate of 15 percent (25 percent prior to 2008). This tax rate applies irrespective of whether profits are distributed or retained. In addition, a solidarity surcharge of 5.5 percent is levied on the assessed corporate income tax liability, so that the combined effective tax burden of corporate income tax and solidarity surcharge is 15.825 percent (26.375 percent prior to 2008). Certain foreign source income is exempt from corporate income tax. Generally, dividends received by us and capital gains realized by us on the sale of shares in other corporations will also be exempt from corporate income tax. However, 5 percent of such dividends and capital gains are considered non-deductible business expenses.

In addition, German corporations are subject to a profit-based trade tax, the exact amount of which depends on the municipality in which the corporation conducts its business. With effect for fiscal years ending after December 31, 2007, the basic factor for the calculation of trade tax applicable to corporations has been reduced from 0.05 to 0.035. As a compensation, trade tax is no longer a deductible item in calculating the corporation’s tax base for corporate income tax and trade tax purposes.

Tax losses carried forward in respect of German corporate income tax and trade tax have an indefinite life. According to a minimum taxation regime applicable as of 2004, not more than €1 million plus

60 percent of the amount exceeding €1 million of the income of one fiscal year may be offset against tax losses carried forward.

The Corporate Tax Reform Act of 2008 provides certain new rules regarding the computation of profits, which shall broaden the tax base for corporate income tax and trade tax. Inter alia, the deductibility of interest expenses of the company (payable to shareholders or to third parties) may be limited to 30 percent of the company’s taxable income before interest, taxes, depreciation and amortization provided that the net interest expense of the company (interest payable less interest receivable) exceeds €1 million. Non-deductible interest can be carried forward.

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

Individual claims for refunds may be made on a special German form, which must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, D-53225 Bonn, Germany) within four years from the end of the calendar year in which the dividend is received. Copies of the required forms may be obtained from the German tax authorities at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, NW, Washington D.C. 20007-1998. As part of the individual refund claim, a U.S. shareholder must submit to the German tax authorities the original withholding certificate (or a certified copy thereof) issued by the paying agent documenting the tax withheld and an official certification of United States tax residency on IRS Form 6166. IRS Form 6166 generally may be obtained by filing a properly completed IRS Form 8802 with the Internal Revenue Service, P.O. Box 42530, Philadelphia, PA 19101-2530. Requests for certification must include the

U.S. shareholder’s name, Social Security Number or Employer Identification Number, the type of U.S. tax return filed, the tax period for which the certification is requested and a user fee of US$35. An online payment option is also available. The Internal Revenue Service will send the certification on IRS Form 6166 to the U.S. shareholder who then must submit the certification with the claim for refund.

Taxation of Capital Gains

In case of an acquisition of shares and ADSs prior to January 1, 2009, capital gains from the disposition of such shares and ADSs realized by a Non-German shareholder other than a corporation are subject to German tax only if (i) such shareholder at any time during the five years preceding the disposition held directly or indirectly an interest of 1 percent or more in a company’s issued share capital; if the shareholder has acquired the shares or ADSs without consideration, the previous owner’s holding period and size of shareholding will also be taken into account, or (ii) the shareholder has acquired the shares no earlier than 12 months before the disposition. After 2008, the disposition of shares acquired after December 31, 2008 will be generally subject to German tax.

If the shareholder is an individual, one half of the capital gain realized in 2008 will generally be taxable. After 2008, 100 percent of the capital gain will be taxable, but generally at a uniform tax rate of 25 percent plus solidarity surcharge of 5.5 percent (in total: 26.375 percent). If the shareholder is a corporation, effectively 5 percent of the capital gain will generally be taxable. However, most German tax treaties, including the Treaty, provide that Non-German shareholders who are beneficiaries under the respective treaty are generally not subject to German tax even under the circumstances described in the preceding paragraph. See the discussion regarding shareholders that generally are eligible for benefits under the Treaty in “United States Taxation,” below.

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

Dividend income is generally taxed as ordinary income. However, a maximum United States federal income tax rate of 15 percent will apply to “qualified dividend income” received by individuals (as well as certain trusts and estates) in taxable years beginning before January 1, 2011, provided that certain holding period requirements are met. “Qualified dividend income” includes dividends paid on shares of United States corporations as well as dividends paid on shares of “qualified foreign corporations” if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the United States; or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (a “qualifying treaty”). ADSs backed by our shares are readily tradable on an established securities market in the United States. In addition, the Treaty is a qualifying treaty. Accordingly, we believe that dividends paid by us with respect to our shares and ADSs should constitute “qualified dividend income” for United States federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions apply.

Any foreign tax withheld from a distribution will generally be treated as a foreign income tax that you may elect to deduct in computing your United States federal taxable income or, subject to certain complex conditions and limitations which must be determined on an individual basis by each U.S. Holder, credit against your United States federal income tax liability. The limitations include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source income. The American Jobs Creation Act of 2004 modified the foreign tax credit rules by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under such legislation, dividends distributed by us will generally constitute “passive category income,” but could, in the case of certain U.S. Holders, constitute “general category income.”

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

Change of Control Provisions

The credit facility executed by Infineon Technologies AG in September 2004 contains a so-called change of control clause (for further information please refer to the Notes to the Consolidated Financial Statements under No. 22). In the event of a takeover, the lenders are entitled to terminate the credit facility and to demand repayment of any outstanding sums. A change of control for this purpose shall be assumed if a third party or a group acting in concert obtains control over Infineon Technologies AG.

The subordinated convertible notes issued by our company as guarantor through its subsidiary Infineon Technologies Holding B.V. in June 2003 with a nominal value of €700 million due in 2010 and the subordinated exchangeable notes issued by our company as guarantor through its subsidiary Infineon Technologies Investment B.V. in September 2007 with a nominal value of €215 million due in 2010 (for further information see note 22 to our consolidated financial statements), each contain a change of control clause, which grants the note holders an early redemption option in the event of a change of control (as defined).

In addition, some of the cross-license agreements and development agreements of our company contain change of control clauses pursuant to which the counterparty is entitled to terminate the agreement which require the other party’s approval of the change of control.

We have also entered into change of control provisions with the members of the Management Board, which are designed to protect the members of the Management Board and to contribute to their independence in the event of a change of control. For further information see “Management — Compensation — Compensation of the Management Board — Commitments to the Management Board upon Termination of Employment”.

Documents on Display

Our company is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, we file reports and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549, and at the SEC’s regional offices in Chicago, Illinois and New York, NY. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants. Material filed by us with the SEC can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and at the offices of Deutsche Bank as depositary for our ordinary shares, at 60 Wall Street, New York, NY 10005.

Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2008. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2008, our company’s disclosure controls and procedures were (1) designed to ensure that material information relating to Infineon, including its consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared, and (2) effective, in that they provide reasonable assurance that information required to be disclosed by Infineon in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control Integrated Framework. Based on our assessment, management concluded that, as of September 30, 2008, our internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of September 30, 2008 has been audited by our independent registered public accounting firm, KPMG AG Wirtschaftsprüfungsgesellschaft (formerly KPMG Deutsche-Treuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft). Their report thereon appears on page F-2 of this Annual Report on Form 20-F.

Changes in Internal Controls Over Financial Reporting

No change in our internal control over financial reporting occurred during the fiscal year ended September 30, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Committee Financial Expert

Our Supervisory Board has determined that Mr. Kley and Dr. Luther are “audit committee financial experts”, as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002, and are “independent”, as such term is defined in Rule 10A-3 under the Exchange Act.

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

Principal Accountant Fees and Services

Audit Fees. KPMG, our independent auditors, charged us an aggregate of €5.9 million in the 2007 fiscal year and €5.2 million in the 2008 fiscal year in connection with professional services rendered for the audit of our annual consolidated financial statements and of internal control over financial reporting and services normally provided by them in connection with statutory and regulatory filings or other compliance engagements. These services consisted of quarterly review engagements and the annual audit.

Audit-Related Fees. In addition to the amounts described above, KPMG charged us an aggregate of €0.6 million in the 2007 fiscal year and €1.3 million in the 2008 fiscal year for assurance and related services in connection with the performance of the audit of our annual consolidated financial statements. These services consisted of transaction and accounting advisory services, IT system audits and services related to the transition to IFRS.

Tax Fees. In addition to the amounts described above, KPMG charged us an aggregate of less than €0.1 million in the 2007 fiscal year and less than €0.1 million in the 2008 fiscal year for professional services related primarily to tax compliance.

All Other Fees. Fees of €0.1 million were charged by KPMG in 2007 fiscal year and €0 million in 2008 fiscal year for other services.

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

Exemptions from the Listing Standards for Audit Committees

As permitted by the rules of the Securities and Exchange Commission, our audit committee includes one member who is a non-executive employee of our company and who is named to our Supervisory Board pursuant to the German law on employee co-determination. We believe that our reliance on this exemption from the listing standards for audit committees does not materially adversely affect the ability of our audit committee to act independently.

Material Contracts

This section provides a summary of material contracts not in the ordinary course of business to which we are a party and that have been entered into during the two immediately preceding fiscal years. The agreements described below, or English translations thereof, where applicable, have been filed as exhibits to this Annual Report on Form 20-F. Our Annual Reports on Form 20-F for the 2000 to 2007 fiscal years contain summaries of additional material contracts entered into prior to October 1, 2007, some of which may still be in effect.

Commercial Agreements

The descriptions of our joint venture and strategic alliance agreements set out under the headings “Business — Manufacturing — Manufacturing joint venture” and “Business — Strategic Alliances and Other Collaborations” and at note 16 to our consolidated financial statements for the year ended September 30, 2008 are incorporated herein by reference.

Related Party Transactions

In addition, please see Related-Party Transactions and Relationships for a summary of contracts with certain of our related parties.

GLOSSARY

200-millimeter manufacturing, 300-millimeter manufacturing	The size refers to the diameter of the wafers being processed in a front-end fab.

3G	See “UMTS”.

“x”-nanometer technology	The size refers to the structure size of the manufacturing process used in a front-end fab.

A-GPS	Assisted Global Positioning System. GPS uses a network of satellites to triangulate a receiver’s position and provide latitude and longitude coordinates. Assisted GPS, or A-GPS, is a technology that uses an assistance server to cut down the time needed to find the location.

ADSL, ADSL2, ADSL2+	Asymmetric Digital Subscriber Line. A form of Digital Subscriber Line (see “xDSL”) in which the bandwidth available for downloading data is significantly larger than for uploading data. This technology is well suited for web browsing and client server applications as well as for emerging applications such as video on demand. There are different ADSL standards deployed differing in the downstream and upstream rates.

analog	A continuous representation of phenomena in terms of points along a scale, each point merging imperceptibly into the next. Analog signals vary continuously over a range of values. Real world phenomena, such as heat and pressure, are analog. See also “digital”.

ASIC	Application Specific Integrated Circuit. A logic or mixed-signal circuit designed for a specific use and for a specific customer.

ASSP	Application Specific Standard Product. A logic or mixed-signal circuit designed for a specific application market, and sold to more than one customer, and thus, standard.

Back-end	The packaging, assembly and testing stages of the semiconductor manufacturing process, which take place after electronic circuits are imprinted on silicon wafers in the front-end process.

Baseband IC	The baseband IC is an essential part of a cell phone. It includes a digital signal processor, a microcontroller, some on-chip memory, interfaces to several external devices, and mixed-signal functionality like coder/decoder for speaker and microphone.

Bit	A unit of information; a computational quantity (binary pulse) that can take one of two values, such as true and false or 0 and 1; also the smallest unit of storage sufficient to hold one bit.

Broadband	Any network technology that combines and sorts multiple, independent network frequencies onto a single cable. Commonly used to refer to high-bandwidth copper or fiber cables with a bandwidth of 1 Mbit per second and above.

CAT-iq	Cordless Advanced Technology — internet and quality. CAT-iq was created by DECT forum, and allows to the standard cordless DECT phones to be used for VoIP. It is a technology made to bring together broadband internet and telephony. This convergence is also part of the “fixed mobile convergence”.

Chip cards	Cards that contain an IC. Frequently used for telephone cards, debit cards, SIM cards, social cards, identification cards and PayTV cards.

CMOS	Complementary Metal Oxide Substrate technology. A process technology that uses complementary MOS transistors (NMOS and PMOS) to make a chip that will consume relatively low power and permit a high level of integration.

CO	Central Office. A common carrier switching office in which users’ lines terminate. The nerve center of a telephone system.

Contactless chip card	In contrast to contact-based chip cards, contactless chip cards communicate with the card reader through induction technology. Contactless cards require only close proximity to an antenna to complete transaction.

CODEC	Coder/Decoder. Hardware used to code and decode digital signals.

CPE	Customer Premises Equipment. CPE is telephone or other service provider equipment, that is located on the customer’s premises (physical location) rather than on the provider’s premises or in between.

DDR2	A memory device with a DDR2 interface and clocked with a 400 MHz clock.

DECT	Digital Enhanced Cordless Telecommunications. A standard used for pan-European digital cordless telephones.

Digital	The representation of data by a series of bits or discrete values such as 0 and 1. See also “analog”.

DIMM	Dual In-line Memory Module. A memory module with contact rows on both sides.There are different standards which differ in form factor and interface specification.

FB-DIMM: Fully Buffered DIMM. Often used in servers and workstations.

SO-DIMM: Small outline DIMM. Often used in notebooks.

Micro-DIMM: Memory module with a small form factor. Often used in sub-notebooks.

VLP-DIMM: Very low-profile DIMM. Often used in server racks.

Registered DIMM: Using a register (also called buffer) between the memory module and the memory controller. Often used in servers and workstations.

Discrete semiconductors	Semiconductor devices that involve only a single device like a transistor or a diode.

DigRF	A digital interface intended for the cellular market. The DigRF standard specifies a digital serial interface between the RF transceiver and the baseband chip, which replaces the analog interface in previous generation mobile handset architectures.

DRAM	Dynamic Random Access Memory. The most common type of solid state memory. Each bit of information is stored as an amount of electrical charge in a storage cell consisting of a capacitor and a transistor. The capacitor discharges gradually due to leakage and the memory cell loses the information stored. To preserve the information, the memory has to be refreshed periodically and is therefore referred to as “dynamic”. DRAM is a widespread memory technology because of its high packing density and consequently low price.

DSL	See “xDSL”.

DVB-C, DVB-H, DVB-S, DVB-T	Digital Video Broadcasting. There are different standards available:
DVB-C = Digital Video Broadcasting — Cable;
DVB-H = Digital Video Broadcasting — Handheld;
DVB-S = Digital Video Broadcasting — Satellite;
DVB-T = Digital Video Broadcasting — Terrestrial.

ECC	Error Correction code. An error-correcting code is an algorithm for expressing a sequence of numbers such that any errors which are introduced can be detected and corrected (within certain limitations) based on the remaining numbers. ECC is used in computer systems for data transfer between the CPU and the memory as well as in almost any kind of telecommunication systems.

EDGE	Enhanced Data rate for GSM Evolution. Also referred to as 2.75G, where GSM is 2G, GPRS is 2.5G and UMTS is 3G.

Embedded DRAM, Embedded flash	A process technology that combines DRAM or flash, respectively, and logic functions on a single chip.

Ethernet	A protocol for high speed communications, principally used for LAN networks.

Fab	A semiconductor fabrication facility, in which the front-end manufacturing process takes place. (see also “Front-end”.)

Flash memory	A type of non-volatile memory that can be erased and reprogrammed. See “NAND”.

FlexRay	FlexRay is a new automotive network communications protocol. It is positioned above CAN (controller area network) and MOST (media oriented systems transport) in terms of both performance and price.

Front-end	The wafer processing stage of the semiconductor manufacturing process, in which electronic circuits are imprinted onto raw silicon wafers. This is followed by the packaging, assembly and testing stages, which comprise the back-end process.

Foundry	A semiconductor manufacturer that makes chips for third parties.

GDDR3, GDDR5	Graphic Double Data Rate. Third or fifth generation, respectively.

Gigabit (Gbit)	Approximately one billion bits; precisely 2 to the power of 30 bits.

GPRS	General Packet Radio Services. A packet based wireless communication service that promises data rates from 56 up to 114 Kbps and continuous connection to the Internet for mobile phone and computer users. GPRS is based on GSM communication.

GSM	Global System for Mobile communication. A digital mobile telephone system that is the de facto wireless telephone standard in Europe and widely used in other parts of the world. GSM digitizes and compresses data, then sends it down a channel with two other streams of user data, each in its own time slot. It operates at either the 900 MHz or 1800 MHz frequency band.

HSDPA, HSUPA, HSPA, HSxPA	High-Speed Downlink Packet Access, High-Speed Uplink Packet Access. HSDPA and HSUPA are 3G (third generation) mobile telephony communications protocols in the High-Speed Packet Access (HSPA; sometimes referred to as HSxPA) family, which allows networks based on Universal Mobile Telecommunications System (see also “UMTS”) to have higher data transfer speeds and capacity. Current HSDPA deployments support down-link speeds of 1.8 Mbit/s, 3.6 Mbit/s, 7.2 Mbit/s and 14.4 Mbit/s. HSUPA deployments support up-link speeds of up to 5.76 Mbit/s.

IC	Integrated Circuit. A semiconductor device consisting of many interconnected transistors and other components like resistors, capacitors and diodes.

ISDN	Integrated Services Digital Network. A type of online connection that speeds up data transmission by handling information in a digital form. Traditional modem communications translate a computer’s digital data into an analog wave form and send the signal, which then must be converted back to an analog signal. ISDN can be thought of as a direct digital connection.

ISO	International Standards Organization. The international organization responsible for developing and maintaining worldwide standards for manufacturing, environmental protection, computers, data communications, and many other fields.

LDMOS	Laterally Diffused MOS transistor. LDMOS transistors are widely used in RF/microwave power amplifiers for base-stations where the requirement is for high output power.

MCU	Microcontroller Unit. An MCU is a single chip that contains a processor, RAM, ROM, clock and I/O control unit. Hundreds of millions of MCUs are used in myriad devices ranging from automobiles, industrial applications to consumer electronics.

Megabit (Mbit)	Approximately one million bits; precisely 2 to the power of 20 bits.

Memory	Any device that can store data in machine-readable format.

Microcontroller	A microprocessor combined with memory and interfaces integrated on a single circuit and intended to operate as an embedded system.

Micron (m)	A metric unit of linear measure which equals one millionth of a meter. A human hair is about 100 microns in diameter. There are 1000 microns in 1 millimeter.

Mixed-signal IC	An integrated circuit that includes both analog and digital signal processing circuitry on a single semiconductor die. Typically, mixed-signal chips perform some whole function of sub-function in a larger assembly such as the radio subsystem of a cell phone. They often contain an entire system-on-a-chip.

MOSFET	Metal-Oxide-Substrate Field Effect Transistor. A traditional metal — oxide — substrate (MOS) structure is obtained by depositing a layer of silicon dioxide (SiO2; referred to as oxide) and a layer of metal

(polycrystalline silicon is commonly used instead of metal) on top of the wafer base material (referred to as substrate).The MOSFET is a device used to amplify or switch electronic signals. It is by far the most common field-effect transistor in both digital and analog circuits.

NAND	NAND flash architecture is one of two flash technologies (the other being NOR) used in memory cards. It is also used in USB flash drives, MP3 players, and provides the image storage for digital cameras. NAND is best suited to flash devices requiring high capacity data storage.

Nanometer (nm)	A metric unit of linear measure which equals one billionth of a meter. There are 1000 nanometers in 1 micron.

Non-volatile memory	A memory storage device whose contents are preserved when its power is off. Most common types are NAND flash and NOR flash.

ODM	Original Device Manufacturer. A company which manufactures a product which ultimately will be branded by another firm for sale.

OHSAS	Occupational Health and Safety Assessment Series. The discipline concerned with protecting the safety, health and welfare of employees, organizations, and others affected by the work they undertake (such as customers, suppliers, and members of the public).

PBX	Private Branch eXchange. A telephone exchange that is owned by a private business, as opposed to one owned by a common carrier or by a telephone company.

PDA	Personal Digital Assistant. A term used to refer to any small mobile hand-held device that provides computing and information storage and retrieval capabilities for personal or business use, often for keeping schedule calendars and address book information handy.

PFC	Perfluorinated Compounds. Compounds derived from hydrocarbons by replacement of hydrogen atoms by fluorine atoms.

PHY	Physical Layer. A part of the electrical or mechanical interface to the physical medium. For example, the PHY determines how to put a stream of bits from the upper (data link) layer on to the pins for a parallel printer interface or network line card.

RAM	Random access memory. A type of data storage device for which the order of access to different locations does not affect the speed of access. This is in contrast to, for example, a magnetic disk or magnetic tape where it is much quicker to access data sequentially because accessing a non sequential location requires physical movement of the storage medium rather than electronic switching.

REACH	Registration, Evaluation and Authorization of Chemicals. A framework for regulation of chemicals in the European Union.

RF transceiver	Radio-frequency transceiver. A high-frequency used in mobile telecommunications. The term radio frequency refers to electromagnetic waves having characteristics such that, if the current is input to an antenna, an electromagnetic field is generated suitable for wireless broadcasting and/or communications.

RFID	Radio frequency identification. Systems that read or write data to RF tags that are present in a radio frequency field projected from RF reading/writing equipment. Data may be contained in one or more bits for the purpose of providing identification and other information relevant to the object to which the tag is attached. It incorporates the use of electromagnetic, or electrostatic coupling in the radio frequency portion of the spectrum to communicate to or from a tag through a variety of modulation schemes.

Semiconductor	Generic name for devices, such as transistors and integrated circuits, that control the flow of electrical signals. More generally a material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern. The most common semiconductor material for use in integrated circuits is silicon.

Server	A computer that provides some service for other computers connected to it via a network. The most common example is a file server which has a local disk and services requests from remote clients to read and write files on that disk.

Silicon	A type of semiconducting material used to make a wafer. Silicon is the most widely used semiconductor material in the semiconductor industry (other than Germanium) as a base material.

SIM card	Subscriber identification module card. Used in mobile handsets for subscriber authentication.

SLIC	Subscriber line interface circuit. A circuit in a telephone company switch to which a customer’s telephone line is connected.

SO-DIMM	Small-Outline Dual In-line Memory Module. See also “DIMM”.

SoC	System-on-a-chip. The packaging of all the necessary electronic circuit and parts for a “system” (such as a cell phone or digital camera) on a single IC.

SRAM	Static RAM. A type of memory that is more expensive and much faster than DRAM but has much lower power consumption than DRAM. SRAM are used in cell phones because of low power consumption and in PCs as a fast first-level memory buffer.

Structure size	A measurement (generally in micron or nanometer) of the width of the smallest patterned feature on a semiconductor chip.

T/E	T1/E1, T3/E3. A data transmission technology based on copper wires. Various speed classes are available: T1: 1,544 Mbit/s; E1: 2,048 Mbit/s; T3: 44,736 Mbit/s; E3: 34,368 Mbit/s. The T standards are prevalent in NAFTA. The E standards are European standards.

Telematics	The combination of telecommunications and data processing.

UMTS	Universal Mobile Telecommunications Service. A so-called “third-generation (3G),” broadband, packet based transmission of text, digitized voice, video, and multimedia at data rates up to two megabits per second (Mbps), that is based on the GSM communication standard. UMTS aims to offer a consistent set of services to mobile computer and phone users no matter where they are located in the world.

VDSL	Very high bit-rate Digital Subscriber Line. A form of digital subscriber line similar to ADSL but providing higher speeds at reduced distances. See also “xDSL”.

VoIP	Voice Over Internet Protocol. The routing of voice conversations over the Internet or any other IP-based network.

Wafer	A disk made of a semiconducting material such as silicon, currently usually either 150-millimeters or 200-millimeters or 300-millimeters in diameter, used to form the substrate of a chip. A finished wafer may contain several thousand chips.

WDCT	Worldwide Digital Cordless Telecommunications.

xDSL	Digital Subscriber Line (where “x” represents the type of technology, e.g. ADSL, VDSL, SHDSL). A family of digital telecommunications protocols designed to allow high speed data communication over existing copper telephone lines between end-users and the telephone company. See also “ADSL” and “VDSL”.

Yield	When used in connection with manufacturing, the ratio of the number of usable products to the total number of produced products.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Prepared in accordance with US. GAAP

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

The Supervisory Board of Infineon Technologies AG:

We have audited the accompanying consolidated balance sheets of Infineon Technologies AG and subsidiaries (the Company) as of September 30, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2008. We also have audited the Company’s internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by COSO.

Munich, Germany
December 23, 2008

KPMG AG
Wirtschaftsprüfungsgesellschaft

(previously
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft)

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Operations
For the years ended September 30, 2006, 2007 and 2008
(in millions, except for share data)

		September 30,	September 30,	September 30,	September 30,
	Notes	2006	2007	2008	2008

		(€ millions)	(€ millions)	(€ millions)	($ millions)
					(unaudited)

Net sales		4,114	4,074	4,321	6,084
Cost of goods sold	7	2,805	2,702	2,823	3,975

Gross profit		1,309	1,372	1,498	2,109

Research and development expenses		816	768	755	1,063
Selling, general and administrative expenses		520	500	569	801
Restructuring charges	8	23	45	181	255
Other operating expense (income), net	7	36	(20)	43	61

Operating (loss) income		(86)	79	(50)	(71)

Interest expense, net		(67)	(40)	(26)	(37)
Equity in earnings (losses) of associated companies, net	16	(2)	—	4	6
Other non-operating (expense) income, net		(41)	7	(16)	(23)
Minority interests	25	(7)	(14)	14	20

(Loss) income before income taxes, discontinued operations, and extraordinary loss		(203)	32	(74)	(105)

Income tax expense	9	(47)	(69)	(61)	(85)

Loss from continuing operations		(250)	(37)	(135)	(190)

Loss from discontinued operations, net of tax	4	(18)	(296)	(2,987)	(4,206)

Loss before extraordinay loss		(268)	(333)	(3,122)	(4,396)

Extraordinary loss, net of tax	3	—	(35)	—	—

Net loss		(268)	(368)	(3,122)	(4,396)

Basic and diluted loss per share from continuing operations	10	(0.34)	(0.05)	(0.18)	(0.25)

Basic and diluted loss per share from discontinued operations, net of tax	10	(0.02)	(0.40)	(3.98)	(5.60)

Basic and diluted loss per share for extraordinary loss, net of tax		—	(0.04)	—	—

Basic and diluted loss per share		(0.36)	(0.49)	(4.16)	(5.86)

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Balance Sheets
September 30, 2007 and 2008

		September 30,	September 30,	September 30,
	Notes	2007	2008	2008

		(€ millions)	(€ millions)	($ millions)
				(unaudited)

Assets:
Current assets:
Cash and cash equivalents		1,073	749	1,055
Marketable securities	11	210	143	201
Trade accounts receivable, net	12	620	589	829
Inventories	13	598	663	934
Deferred income taxes	9	34	26	37
Other current assets	14	303	379	534
Assets held for disposal	4	5,653	2,224	3,131

Total current assets		8,491	4,773	6,721

Property, plant and equipment, net	15	1,462	1,311	1,846
Intangible assets, net	18	89	362	510
Long-term investments	16	24	33	46
Restricted cash		77	77	108
Deferred income taxes	9	446	402	566
Pension assets	31	4	16	23
Other assets	17	160	109	154

Total assets		10,753	7,083	9,974

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	22	260	207	291
Trade accounts payable	19	596	488	687
Accrued liabilities	20	379	410	577
Deferred income taxes	9	10	12	17
Other current liabilities	21	326	435	612
Liabilities held for disposal		1,897	2,091	2,945

Total current liabilities		3,468	3,643	5,129

Long-term debt	22	1,149	1,051	1,480
Pension liabilities	31	36	41	58
Deferred income taxes	9	23	3	4
Long-term accrued liabilities	23	22	24	34
Other liabilities	24	108	100	141

Total liabilities		4,806	4,862	6,846

Minority interests	25	1,033	457	644

Shareholders’ equity:
Ordinary share capital	26	1,499	1,499	2,111
Additional paid-in capital		5,864	5,872	8,268
Accumulated deficit		(2,148)	(5,274)	(7,426)
Accumulated other comprehensive loss	28	(301)	(333)	(469)

Total shareholders’ equity		4,914	1,764	2,484

Total liabilities and shareholders’ equity		10,753	7,083	9,974

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Shareholders’ Equity
For the years ended September 30, 2006, 2007 and 2008
(in millions of Euro, except for share data)

							Additional
							minimum
							pension
						Foreign	liability/	Unrealized	Unrealized
		Issued		Additional		currency	Defined	gains (loss)	gains (losses) on
		Ordinary shares		paid-in	Accumulated	translation	benefit	on	cash flow
	Notes	Shares	Amount	capital	deficit	adjustment	plans	securities	hedges	Total

Balance as of October 1, 2005		747,569,359	1,495	5,800	(1,512)	(58)	(84)	12	(24)	5,629

Net loss		—	—	—	(268)	—	—	—	—	(268)
Other comprehensive income (loss)	29	—	—	—	—	(69)	(3)	(7)	5	(74)

Total comprehensive loss										(342)

Issuance of ordinary shares:
Exercise of stock options	27	39,935	—	—	—	—	—	—	—	—
Stock-based compensation	26	—	—	28	—	—	—	—	—	28

Balance as of September 30, 2006		747,609,294	1,495	5,828	(1,780)	(127)	(87)	5	(19)	5,315

Net loss		—	—	—	(368)	—	—	—	—	(368)
Other comprehensive (loss) income	29	—	—	—	—	(105)	90	(12)	2	(25)

Total comprehensive loss										(393)

Issuance of ordinary shares:
Exercise of stock options	28	2,119,341	4	15	—	—	—	—	—	19
Stock-based compensation	28	—	—	17	—	—	—	—	—	17
Deferred compensation, net		—	—	4	—	—	—	—	—	4
Adjustment to initially apply SFAS 158, net of tax	32	—	—	—	—	—	(48)	—	—	(48)

Balance as of September 30, 2007		749,728,635	1,499	5,864	(2,148)	(232)	(45)	(7)	(17)	4,914

Net loss		—	—	—	(3,122)	—	—	—	—	(3,122)
Other comprehensive (loss) income		—	—	—	—	(36)	12	(6)	(2)	(32)

Total comprehensive loss										(3,154)

Issuance of ordinary shares:
Exercise of stock options		13,450	—	—	—	—	—	—	—	—
Stock-based compensation		—	—	8	—	—	—	—	—	8
Deferred compensation, net Adjustment to initially apply FIN 48		—	—	—	(4)	—	—	—	—	(4)

Balance as of September 30, 2008		749,742,085	1,499	5,872	(5,274)	(268)	(33)	(13)	(19)	1,764

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended September 30, 2006, 2007 and 2008

	2006	2007	2008	2008

	(€ millions)	(€ millions)	(€ millions)	($ millions)
				(unaudited)

Net loss	(268)	(368)	(3,122)	(4,396)
Less: Net loss from discontinued operations	18	296	2,987	4,206
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	702	609	542	763
Acquired in-process research and development	—	—	14	20
Recovery of doubtful accounts	21	(13)	3	4
Loss (gains) on sales of marketable securities	(3)	(7)	1	1
Gains on sales of businesses and interests in subsidiaries	—	(19)	(79)	(111)
Gains on disposals of property, plant and equipment	(8)	(10)	(4)	(6)
Equity in losses (earnings) of associated companies	2	—	(4)	(6)
Minority interests	7	14	(14)	(20)
Impairment charges	48	40	135	190
Stock-based compensation	19	12	5	7
Deferred income taxes	(29)	42	27	38
Changes in operating assets and liabilities:
Trade accounts receivable	44	(46)	39	55
Inventories	2	(59)	(46)	(65)
Other current assets	107	(16)	17	24
Trade accounts payable	61	(95)	(77)	(108)
Accrued liabilities	20	(9)	49	69
Other current liabilities	(34)	(89)	50	70
Other assets and liabilities	(32)	(55)	12	18

Net cash provided by operating activities from continuing operations	677	227	535	753

Net cash provided by (used in) operating activities from discontinued operations	326	980	(659)	(928)

Net cash provided by (used in) operating activities	1,003	1,207	(124)	(175)

Cash flows from investing activities:
Purchases of marketable securities available for sale	(317)	(75)	(574)	(808)
Proceeds from sales of marketable securities available for sale	693	341	601	846
Proceeds from sales of businesses and interests in subsidiaries	71	246	122	172
Business acquisitions, net of cash acquired	—	(45)	(353)	(497)
Investment in associated and related companies	117	(1)	—	(142)
Purchases of intangible assets, and other assets	(3)	(14)	(115)	(20)
Purchases of property, plant and equipment	(640)	(498)	(312)	(439)
Proceeds from sales of property, plant and equipment	27	26	11	15

Net cash used in investing activities from continuing operations	(52)	(20)	(620)	(873)

Net cash provided by (used in) investing activities from discontinued operations	(801)	(847)	4	6

Net cash used in investing activities	(853)	(867)	(616)	(867)

Cash flows from financing activities:
Net change in short-term debt	163	(1)	(68)	(96)
Net change in related party financial receivables and payables	8	347	(5)	(7)
Proceeds from issuance of long-term debt	356	245	149	210
Principal repayments of long-term debt	(56)	(744)	(226)	(318)
Change in restricted cash	10	1	—	—
Proceeds from issuance of ordinary shares	—	23	—	—
Proceeds from issuance of shares to minority interest	(9)	—	—	—
Dividend payments to minority interests	—	(71)	(80)	(113)
Capital contributions	(483)	(14)	—	—

Net cash used in financing activities from continuing operations	(11)	(214)	(230)	(324)

Net cash provided by (used in) financing activities from discontinued operations	773	(307)	337	475

Net cash provided by (used in) financing activities	762	(521)	107	151

Net increase (decrease) in cash and cash equivalents	912	(181)	(633)	(891)
Effect of foreign exchange rate changes on cash and cash equivalents	(20)	(40)	(5)	(6)
Cash and cash equivalents at beginning of year	1,148	2,040	1,819	2,560
Cash and cash equivalents at end of year	2,040	1,819	1,181	1,663
Less: Cash and cash equivalents at end of year from discontinued operations	932	746	432	608

Cash and cash equivalents at end of year from continuing operations	1,108	1,073	749	1,055

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

1.	Description of Business and Basis of Presentation

Description of Business

Infineon Technologies AG and its subsidiaries (collectively, “Infineon” or the “Company”) design, develop, manufacture and market a broad range of semiconductors and complete system solutions used in a wide variety of microelectronic applications, including computer systems, telecommunication systems, consumer goods, automotive products, industrial automation and control systems, and chip card applications. The Company’s products include standard commodity components, full-custom devices, semi-custom devices and application-specific components for memory, analog, digital and mixed-signal applications. The Company has operations, investments and customers located mainly in Europe, Asia and North America. Effective May 1, 2006, substantially all of the memory products-related assets and liabilities, operations and activities of the Company were contributed to Qimonda AG (“Qimonda”), a stand-alone legal company (the “Formation”). References in these consolidated financial statements to “Infineon Logic” relate to the Company excluding Qimonda.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Infineon Technologies AG is incorporated in Germany. The German Commercial Code (“Handelsgesetzbuch” or “HGB”) requires the Company to prepare consolidated financial statements in accordance with HGB accounting principles and regulations. Pursuant to these requirements, in addition to the U.S. GAAP consolidated financial statements contained herein the Company prepared consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations issued by the International Accounting Standards Board (“IASB”), as adopted by the European Union (“EU”) and additionally with requirements as set forth in section 315a paragraph 1 of HGB. The fiscal year-end for the Company is September 30. Beginning with the first quarter of the 2009 fiscal year, the Company will prepare its primary financial statements according to IFRS. For periods prior to the 2009 fiscal year, the Company prepared its primary financial statements according to U.S. GAAP. As part of its transition to IFRS, the Company has published IFRS consolidated financial statements for the 2007 and 2008 fiscal year as supplemental information.

All amounts herein are shown in Euro (or “€”) except where otherwise stated. The accompanying consolidated balance sheet as of September 30, 2008, and the consolidated statements of operations and cash flows for the year then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.4081, the Federal Reserve noon buying rate on September 30, 2008. The U.S. dollar convenience translation amounts have not been audited.

Certain amounts in prior year consolidated financial statements and notes have been reclassified to conform to the current year presentation. Gains and losses from sales of investments in marketable debt and equity securities, previously reported as part of the operating segment’s EBIT, have been reclassified to the Corporate and Eliminations segment. In addition, during the second quarter of the 2008 fiscal year the Company committed to a plan to dispose of Qimonda. As a result, the historical results of Qimonda are reported as discontinued operations for all periods presented, and its assets and liabilities have been classified as held for disposal for all periods presented.

2.	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the accompanying consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Infineon Technologies AG and its significant subsidiaries that are directly or indirectly controlled on a consolidated basis. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company evaluates its relationships with entities to identify whether they are variable interest entities (“VIEs”), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements. VIEs are entities for which either the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, the investors lack an essential characteristic of a controlling financial interest, or the investors’ economic interests are disproportionate to the attached voting rights and substantially all of the entity’s activities involve or are conducted for an investor with disproportionately few voting rights.

Investments in companies in which the Company has the ability to exercise significant influence over operating and financial policies, generally through an ownership interest of 20 percent or more and that are not controlled by the Company (“Associated Companies”) are accounted for using the equity method of accounting (see note 16). The equity in earnings of Associated Companies with fiscal year ends that differ by not more than three months from the Company’s fiscal year end are recorded on a lag. Other equity investments (“Related Companies”), generally in which the Company has an ownership interest of less than 20 percent, are recorded at cost. The effects of all significant intercompany transactions are eliminated.

The Company group, including entities held for disposal, consists of the following numbers of entities:

	Consolidated	Associated
	entities	companies	Total

September 30, 2007	69	5	74
Additions	6	4	10
Disposals	(1)	(1)	(2)

September 30, 2008	74	8	82

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

The exchange rates of the primary currencies (€1.00 quoted into currencies specified below) used in the preparation of the accompanying consolidated financial statements are as follows:

	Exchange Rate		Annual average
	September 28,	September 29,	exchange rate
Currency:	2007	2008	2007	2008

U.S. dollar	1.4180	1.4349	1.3339	1.5052
Japanese yen	163.2900	152.3000	158.7997	161.6773

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Segment Reporting

Reporting of operating segments is based on those segments reported internally to the entity’s chief operating decision-maker for purposes of allocating resources and assessing performance. Each of the segments has a segment manager reporting directly to the Company’s Management Board, who has been identified as the relevant Chief Operating Decision Maker (“CODM”) (see note 35).

Revenue Recognition

Sales

Revenue from products sold to customers is recognized, pursuant to U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition”, when persuasive evidence of an arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. The Company records reductions to revenue for estimated product returns and allowances for discounts, volume rebates and price protection, based on actual historical experience, at the time the related revenue is recognized. In general, returns are permitted only for quality-related reasons within the applicable warranty period. The Company records a provision for warranty costs as a charge to cost of sales, based on historical experience of warranty costs incurred as a percentage of net sales, because the Company’s management believes that this is a reasonable estimate of potential losses to be incurred within the warranty period.

In accordance with business practice in the semiconductor industry, distributors can, in certain cases, apply for price protection. Price protection programs allow distributors to apply for a price protection credit on unsold inventory in the event the Company reduces the standard list price of the products included in such inventory. The authorization of the distributor’s refund remains fully within the control of the Company. The Company calculates the provision for price protection in the same period the related revenue is recorded based on historical price trends and sales rebates, analysis of credit memo data, specific information contained in the price protection agreement, and other factors known at the time. The historical price trend represents the difference between the invoiced price and the standard list price to the distributor. The short outstanding inventory period, the visibility into the standard inventory pricing for standard products, and the long distributor pricing history have enabled the Company to reliably estimate price protection provisions at the end of the period.

In addition, distributors can, in certain cases, also apply for stock rotation and scrap allowances. Allowances for stock rotation returns are accrued based on expected stock rotation as per the contractual agreement. Distributor scrap allowances are accrued based on the contractual agreement and, upon authorization of the claim, reimbursed up to a certain maximum of the average inventory value. In some cases, rebate programs are offered to specific customers or distributors whereby the customer or distributor may apply for a rebate upon achievement of a defined sales volume. Distributors are also partially compensated for commonly defined cooperative advertising on a case-by-case basis.

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

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Grants

Grants for capital expenditures include both tax-free government grants and taxable grants for investments in property, plant and equipment. Grants receivable are established when a legal right for the grant exists and the criteria for receiving the grant have been met. Tax-free government grants are deferred and recognized over the remaining useful life of the related asset. Taxable grants are deducted from the acquisition costs of the related asset and thereby reduce depreciation expense in future periods. Certain taxable grants reduce the related expense.

Grants that are related to items in income are presented as a reduction of the related expense in the consolidated statements of operations.

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

Effective October 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), and related guidance. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law and prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50 percent likely of being realized upon ultimate settlement. As a result of the implementation of FIN 48, the Company recorded a charge to retained earnings of €4 million as of October 1, 2007 (see note 9).

Prior to October 1, 2007 the Company determined tax contingencies in accordance with SFAS No. 5, “Accounting for Contingencies”. The Company recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

Share-based Compensation

The Company has equity-settled share-based compensation plans.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Pursuant to SFAS No. 123 (revised 2004) “Share-Based Payment”, the Company accounts for share-based compensation using the fair value recognition provision. Under this provision, share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the period during which the employee is required to provide service in exchange for the award. See note 27 for further information on share-based compensation.

Issuance of shares by Subsidiaries or Associated Companies

Gains or losses arising from the issuances of shares by subsidiaries or Associated Companies, due to changes in the Company’s proportionate share of the value of the issuer’s equity, are recognized in earnings pursuant to SAB Topic 5:H, “Accounting for Sales of Stock by a Subsidiary”.

Cash and Cash Equivalents

Cash and cash equivalents represent cash, deposits and liquid short-term investments with original maturities of three months or less. Cash equivalents as of September 30, 2007 and 2008 were €1,023 million and €697 million, respectively, and consisted mainly of bank term deposits and fixed income securities with original maturities of three months or less.

Restricted Cash

Restricted cash includes collateral deposits used as security under arrangements for deferred compensation, business acquisitions, construction projects, leases and financing (see note 34).

Marketable Securities and Investments

The Company’s marketable securities are classified as available-for-sale and are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. Unrealized gains and losses are included in accumulated other comprehensive income (loss), net of applicable income taxes. Realized gains or losses and declines in value, if any, judged to be other-than-temporary on available-for-sale securities are reported in other non-operating (expense) income, net. For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Spare parts, maintenance and repairs are expensed as incurred. Depreciation expense is recognized using the straight-line method. Construction in progress includes advance payments for construction of fixed assets. Land and construction in progress are not depreciated. The cost of construction of certain long-term assets includes capitalized interest, which is amortized over the estimated useful life of the

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

related asset. During each of the fiscal years ended September 30, 2007 and 2008 capitalized interest was €0. The estimated useful lives of assets are as follows:

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

Financial Instruments

The Company operates internationally, giving rise to exposure to changes in foreign currency exchange rates. The Company uses financial instruments, including derivatives such as foreign currency forward and option contracts as well as interest rate swap agreements, to reduce this risk based on the net

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

exposure to the respective currency. The Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, which provides guidance on accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Derivative financial instruments are recorded at their fair value and included in other current assets or other current liabilities. Changes in fair value of undesignated derivatives that relate to operations are recorded as part of cost of sales, while undesignated derivatives relating to financing activities are recorded in other non-operating income (expense), net. Changes in fair value of derivatives designated as fair value hedges and the related changes in the hedged item are reflected in earnings. Changes in the fair value of derivatives designated as cash flow hedges are, to the extent effective, deferred in accumulated other comprehensive income and subsequently reclassified to earnings when the hedging transaction is reflected in earnings and, to the extent ineffective, included in earnings immediately. The fair value of derivative and other financial instruments is discussed in note 32.

Pension Plans

The measurement of pension-benefit liabilities is based on actuarial computations using the projected-unit-credit method in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. The assumptions used to calculate pension liabilities and costs are shown in note 31. Prior to the adoption of the recognition provision of SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, changes in the amount of the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions could result in gains or losses not yet recognized in the Company’s consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the Company’s net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the fair value of that plan’s assets. In that case, the amount of amortization recognized by the Company is the resulting excess divided by the average remaining service period of the active employees expected to receive benefits under the plan.

Effective September 30, 2007, the Company adopted the recognition provision of SFAS No. 158, whereby the Company recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in its consolidated statement of financial position. Changes in the funded status will be recognized in the year in which the changes occur through other comprehensive income. The incremental effects of the adoption of the recognition provision on the individual line items of the September 30, 2007 consolidated balance sheet are shown in note 31.

The Company also records a liability for amounts payable under the provisions of its various defined contribution plans.

Discontinued Operations

Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for sale or has been disposed of, the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Use of Estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual amounts could differ materially from such estimates made by management.

3.	Acquisitions

During the quarter ended March 31, 2007, the Company entered into agreements with Molstanda Vermietungsgesellschaft mbH (“Molstanda”) and a financial institution. Molstanda is the owner of a parcel of land located in the vicinity of the Company’s headquarters south of Munich. Pursuant to FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” (“FIN 46R”), the Company determined that Molstanda is a variable interest entity since it does not have sufficient equity to demonstrate that it could finance its activities without additional financial support, and as a result of the agreements the Company became its primary beneficiary. Accordingly, the Company consolidated the assets and liabilities of Molstanda beginning in the 2007 fiscal year. Since Molstanda is not considered a business pursuant to FIN 46R, the €35 million excess in fair value of liabilities assumed and consolidated of €76 million, over the fair value of the newly consolidated identifiable assets of €41 million, was recorded as an extraordinary loss during the second quarter of the 2007 fiscal year. Due to the Company’s cumulative loss situation, no tax benefit was provided on this loss. The Company subsequently acquired the majority of the outstanding capital of Molstanda during the fourth quarter of the 2007 fiscal year. In August 2007, the Company entered into an agreement to sell part of the acquired parcel of land to a third-party developer-lessor in connection with the construction and lease of Qimonda’s new headquarters office in the south of Munich.

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

On October 24, 2007, the Company completed the acquisition of the mobility products business of LSI Corporation (“LSI”) for cash consideration of €316 million ($450 million) plus transaction costs and a contingent performance-based payment of up to $50 million, in order to further strengthen its activities in the field of communications. The contingent performance-based payment is based on the relevant revenues in the measurement period following the completion of the transaction and ending December 31, 2008. The mobility products business develops semiconductors and software for mobile phone platform solutions. The assets acquired and liabilities assumed were recorded at their estimated fair values as of the date of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill.

On April 28, 2008, the Company acquired Primarion, Inc., Torrance, California (“Primarion”) for cash consideration of €32 million ($50 million) plus a contingent performance-based payment of up to $30 million. Primarion designs, manufactures and markets digital power integrated circuits (“ICs”) for computing, graphics and communication applications. The contingent performance-based payment is based on the relevant revenues in the measurement period beginning July 1, 2008 and ending June 30, 2009. The assets acquired and liabilities assumed were recorded at their estimated fair values as of the date of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following table summarizes the Company’s business acquisitions during the years ended September 30, 2007 and 2008:

	2007	2008	2008
	CPE	LSI	Primarion
Acquisition Date	July 2007	October 2007	April 2008
			Automotive,
	Communication	Communication	Industrial &
Segment	Solutions	Solutions	Multimarket
	(€ in millions)

Other current assets	6	19	1
Property, plant and equipment	1	8	1
Intangible assets:
Technology	—	42	13
Customer relationships	—	73	—
Other	7	6	—
Goodwill	31	160	11
Other non-current assets	—	—	7

Total assets acquired	45	308	33
Current liabilities	—	(1)	(1)

Total liabilities assumed	—	(1)	(1)

Net assets acquired	45	307	32

In-process research & development	—	14	—

Cash paid (purchase consideration)	45	321	32

The consolidated statements of operations include the results of the acquired businesses from the acquisition date. The Company engaged an independent third party to assist in the valuation of net assets acquired. Based on discounted estimated future cash flows over the respective estimated useful life, an amount of €14 million was allocated to purchased in-process research and development and expensed as research and development during the 2008 fiscal year, because such costs are not capitalized under U.S. GAAP. The acquired intangible assets consist of technology assets of €55 million and customer relationship assets of €73 million, each with a weighted average estimated useful life of six years, and other intangible assets of €13 million with a weighted average estimated useful life of less than one year. The goodwill amounts are expected to be deductible for tax purposes.

Pro forma financial information relating to these acquisitions is not material either individually or in the aggregate to the results of operations and financial position of the Company and has been omitted.

4.	Divestitures and Discontinued Operations

Polymer Optical Fiber

On June 29, 2007, the Company sold its Polymer Optical Fiber (“POF”) business, based in Regensburg, Germany, to Avago Technologies Ltd. (“Avago”). The POF business operates in the market for automotive multimedia infotainment networks and transceivers for safety systems. As a result of the sale, the Company realized a gain before tax of €17 million which was recorded in other operating expense (income), net during the 2007 fiscal year.

High Power Bipolar Business

On September 28, 2007, the Company entered into a joint venture agreement with Siemens AG (“Siemens”). Effective September 30, 2007, the Company contributed all assets and liabilities of its high

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

power bipolar business (including licenses, patents, and front-end and back-end production assets) to a newly formed legal entity called Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) and Siemens subsequently acquired a 40 percent interest in Bipolar for €37 million. The transaction received regulatory approval and subsequently closed on November 30, 2007. As a result of the sale, the Company realized a gain before tax of €27 million which was recorded in other operating expense (income), net during the fiscal year ended September 30, 2008. The joint venture agreement grants Siemens certain contractual participating rights which inhibit the Company from exercising control over Bipolar. Accordingly, the Company accounts for the retained interest in Bipolar under the equity method of accounting.

Hard Disk Drive Business

On April 25, 2008, the Company sold its hard disk drive (“HDD”) business to LSI for cash consideration of €60 million ($95 million). The HDD business designs, manufactures and markets semiconductors for HDD devices. The Company transferred its entire HDD activities, including customer relationships, as well as know-how to LSI, and granted LSI a license for intellectual property. The transaction did not encompass the sale of significant assets or transfer of employees. As a result of this transaction, the Company realized a gain before tax of €41 million which was recorded in other operating expense (income), net during the 2008 fiscal year.

BAW Business

On August 11, 2008, the Company sold its bulk acoustic wave filter business (“BAW”) to Avago for cash consideration of €21 million and entered into a supply agreement through December 2009. The BAW business designs, manufactures and markets cellular duplexers for N-CDMA and W-CDMA applications and filters for GPS. The total consideration received was allocated to the elements of the transaction on a relative fair value basis. As a result, the Company realized a gain before tax of €11 million which was recorded in other operating expense (income), net during the 2008 fiscal year, and deferred €6 million which will be realized over the term of the supply agreement.

Qimonda

In conjunction with the Formation, Infineon Logic entered into contribution agreements and various other service agreements with Qimonda. In cases where physical contribution (ownership transfer) of assets and liabilities was not feasible or cost effective, the monetary value was transferred in the form of cash or debt. The contribution agreements include provisions pursuant to which Qimonda agreed to indemnify Infineon against any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, incomplete transactions, continuing obligations, risks, encumbrances, guarantees and other matters relating to the memory products business that were transferred to it as part of the Formation. In addition, the contribution agreements provide for indemnification of Infineon Logic with respect to certain existing and future legal claims and potential restructuring costs. With the exception of the securities and certain patent infringement and antitrust claims identified in note 34 Qimonda is obligated to indemnify Infineon against any liability arising in connection with claims relating to the memory products business described in that section. Liabilities and risks relating to the securities class action litigation, including court costs, will be equally shared by Infineon Logic and Qimonda, but only with respect to the amount by which the total amount payable exceeds the amount of the corresponding accrual that Infineon Logic transferred to Qimonda at Formation.

On August 9, 2006 Qimonda completed its IPO on the New York Stock Exchange through the issuance of 42 million ordinary shares which are traded as American Depositary Shares (“ADSs”) under the symbol “QI”. Subsequently, Infineon sold 6.3 million Qimonda ADSs upon exercise of the underwriters’ over-allotment option. As a result, the Company’s ownership interest in Qimonda decreased to 85.9 percent.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

On September 25, 2007, Infineon sold an additional 28.75 million Qimonda ADSs, which further reduced the Company’s ownership interest in Qimonda to 77.5 percent.

On September 26, 2007, Infineon Technologies Investment B.V., a wholly owned subsidiary of Infineon Technologies AG, issued notes exchangeable into ADSs of Qimonda in the amount of €215 million. The coupon of the three-year exchangeable note is 1.375 percent per year. The exchange price is €10.48 for each Qimonda ADS, corresponding to an exchange premium of 35 percent. If all noteholders exercise their exchange rights, Infineon would deliver 20.5 million Qimonda ADSs, equivalent to approximately 6.0 percent of Qimonda’s share capital (see notes 22 and 25).

During the 2008 fiscal year, the Company committed to a plan to dispose of Qimonda. As a result, the results of Qimonda are reported as discontinued operations in the Company’s consolidated statements of operations for all periods presented, and the assets and liabilities of Qimonda have been reclassified as held for disposal in the consolidated balance sheets for all periods presented. In addition, the Company recorded after-tax write-downs totaling €1,303 million, in order to remeasure Qimonda to its estimated current fair value less costs to sell. Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, the recognition of depreciation expense ceased as of March 31, 2008.

Market prices for DRAM have experienced extremely significant declines since the beginning of the 2007 calendar year. As a result of this intense pricing pressure, Qimonda continued to incur significant losses during the 2008 fiscal year, which are reflected in “loss from discontinued operations, net of income tax” in the Company’s consolidated statements of operations. During the 2008 fiscal year, the Company also recorded material write-downs to the carrying value of Qimonda’s assets to reflect them at current fair value less costs to sell. Infineon does not intend to make any further capital contributions to Qimonda and has repeatedly announced that it is seeking to dispose of its remaining 77.5 percent interest in that company.

In order to address the ongoing adverse market conditions in the memory products industry and to better enable it to meet its current obligations in the short term, Qimonda has intensively explored operational and strategic alternatives to raise and conserve cash. In furtherance of these goals, on October 13, 2008 Qimonda announced a global restructuring and cost-reduction program that is intended to reposition Qimonda in the market and substantially increase its efficiencies through a wide-ranging realignment of its business. As a part of this program, Qimonda also announced that it had agreed to sell its 35.6 percent interest in Inotera Memories Inc. to Micron Technology, Inc. for US$400 million (approximately €296 million) in cash. This transaction closed in November 2008.

On December 21, 2008, the Company, the German Free State of Saxony, and Qimonda jointly announced a financing package for Qimonda. The package includes a €150 million loan from the German Free State of Saxony, a €100 million loan from a state bank in Portugal and a €75 million loan from Infineon Logic. In addition to this financing package, Qimonda has announced that it expects to receive guarantees totaling €280 million from the Federal Government of Germany and the Free State of Saxony. Based on such guarantees, Qimonda has announced that it is already in advanced negotiations regarding the financing of €150 million. The availability of the total financing package is contingent upon successful completion of the relevant state, federal and European Commission approval procedures as well as final agreement on the detailed terms and conditions of the transaction.

There can be no assurance that the operational, strategic, and financial measures described above will enable Qimonda to continue to meet its obligations, or that Qimonda will be successful in implementing any further operational or strategic initiatives to adequately address its financial condition. There can also be no assurance that Infineon will be successful in disposing of its remaining interest in Qimonda. In the event that Qimonda’s ongoing operational and strategic efforts fail to generate adequate cash or to result in desired operational efficiencies and resulting cash savings, Qimonda may have difficulty meeting its

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

obligations as they come due. In such a case, the financial condition and results of operations of the Company would be materially adversely affected.

In the event that Qimonda were to be unable to meet its obligations, Infineon may be exposed to certain significant liabilities related to the Qimonda business, including pending antitrust and securities law claims, the potential repayment of governmental subsidies received, and employee-related contingencies. Qimonda has accrued approximately €70 million in connection with the antitrust matters and anticipated defense costs in connection with the securities law matters. Given the uncertainty of the timing, nature, scope or success of any specific claim, Infineon is unable to meaningfully quantify its total potential exposure in respect of these matters, but Infineon is aware that such exposure, were it to arise, is likely to be material.

On November 7, 2008, the New York Stock Exchange (“NYSE”) notified Qimonda that it was not in compliance with the NYSE’s continued listing standards because the average closing price of its ADSs had been below $1.00 over a consecutive 30-day trading period. Over the 12-month period ended November 19, 2008, Qimonda’s share price fell 98 percent, from $8.62 to $0.11. Qimonda has notified the NYSE that it intends to regain compliance with this listing standard. If Qimonda cannot do so by May 7, 2009, however, the NYSE has indicated that it will commence suspension and delisting procedures against Qimonda.

ALTIS

ALTIS Semiconductor S.N.C., Essonnes, France (“ALTIS”) is a joint venture between the Company and International Business Machines Corporation, New York, USA (“IBM”), with each having equal voting representation. The Company is ALTIS’ primary beneficiary and fully consolidates it in accordance with FIN 46R. In August 2007, the Company and IBM signed an agreement in principle to divest their respective shares in ALTIS via a sale to Advanced Electronic Systems AG (“AES”). Pursuant to SFAS No. 144, the assets and liabilities of ALTIS were classified as held for disposal in the consolidated balance sheet as of September 30, 2007, and the recognition of depreciation expense ceased as of August 1, 2007. As of September 30, 2008, negotiations with AES have not progressed as previously anticipated and could not be completed. Despite the fact that negotiations are ongoing with additional parties, the outcome of these negotiations is uncertain. As a result, the Company reclassified the disposal group’s assets and liabilities previously classified as held for sale into held and used in the consolidated balance sheet as of September 30, 2008. Upon reclassification, an adjustment of €59 million was recorded in loss from continuing operations, resulting from the measurement of the disposal group at the lower of its carrying amount before being classified as held for sale, adjusted for any depreciation and amortization expense that would have been recognized had the disposal group been continuously classified as held and used, and its fair value at the date of the reclassification.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

At September 30, 2007 and 2008, the carrying amounts of the major classes of assets and liabilities classified as held for disposal were as follows:

	September 30,	September 30,
	2007	2008
	(€ in millions)

Cash and cash equivalents	746	432
Marketable securities	265	—
Trade accounts receivable, net	397	180
Inventories	659	289
Property, plant and equipment, net	2,350	2,059
Long-term investments	628	16
Other assets	608	551

Subtotal	5,653	3,527

Write-down	—	(1,303)

Total assets classified as held for disposal	5,653	2,224

Short-term debt and current maturities	128	346
Trade accounts payable	780	533
Accrued liabilities	147	219
Long-term debt	227	427
Other liabilities	615	566

Total liabilities held for disposal	1,897	2,091

The results of Qimonda presented in the consolidated statements of operations as discontinued operations for the years ended September 30, 2006, 2007 and 2008, consist of the following components:

	2006	2007	2008
	(€ in millions)

Net sales	3,815	3,608	1,785
Costs and expenses	(3,719)	(3,894)	(3,324)
Loss on measurement to fair value less costs to sell	—	—	(1,303)

Income (loss) from discontinued operations, before tax	96	(286)	(2,842)

Income tax expense	(114)	(10)	(145)

Loss from discontinued operations, net of tax	(18)	(296)	(2,987)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Summary financial information for the divested businesses (through the date of divestiture) for the years ended September 30, 2006, 2007 and 2008, are as follows:

	2006	2007	2008
	(€ in millions)

Sales:
POF	26	14	—
Bipolar	72	78	—
HDD	107	124	50
BAW	29	10	11

Total	234	226	61

EBIT:
POF	(1)	(6)	—
Bipolar	5	(1)	—
HDD	19	20	11
BAW	8	(8)	(4)

Total	31	5	7

Gain on sale before tax:
POF	—	17	—
Bipolar	—	—	27
HDD	—	—	41
BAW	—	—	11
Other	—	3	—

Total	—	20	79

5.	Licenses

During the years ended September 30, 2006, 2007 and 2008, the Company recognized revenues related to license and technology transfer fees of €21 million, €20 million, and €54 million, respectively, which are included in net sales in the accompanying consolidated statements of operations. Included in these amounts are previously deferred license fees of €1 million, €1 million, and €1 million which were recognized as revenue pursuant to SAB 104 in the years ended September 30, 2006, 2007 and 2008, respectively, since the Company had fulfilled all of its obligations and the amounts were realized.

6.	Grants

The Company has received economic development funding from various governmental entities, including grants for the construction of manufacturing facilities, as well as grants to subsidize research and development activities and employee training. Grants and subsidies included in the accompanying consolidated financial statements during the fiscal years ended September 30, 2006, 2007 and 2008, are as follows:

	2006	2007	2008
	(€ in millions)

Included in the consolidated statements of operations:
Research and development	49	91	62
Cost of sales	5	31	26

	54	122	88

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Deferred government grants amounted to €37 million and €31 million as of September 30, 2007 and 2008, respectively. The amounts of grants receivable as of September 30, 2007 and 2008 were €25 million and €25 million, respectively.

7.	Supplemental Operating Cost Information

The costs of services and materials are as follows for the years ended September 30:

	2006	2007	2008
	(€ in millions)

Raw materials, supplies and purchased goods	852	790	813
Purchased services	912	776	822

Total	1,764	1,566	1,635

Personnel expenses are as follows for the years ended September 30:

	2006	2007	2008
	(€ in millions)

Wages and salaries	1,316	1,317	1,475
Social levies	223	237	242
Pension expense (note 31)	31	34	17

Total	1,570	1,588	1,734

Other operating expense (income), net was as follows for the years ended September 30:

	2006	2007	2008
	(€ in millions)

Gains on sales of businesses and interests in subsidiaries	—	19	79
Goodwill and intangible assets impairment charges	(32)	(2)	(8)
Long-lived asset impairment charges	(4)	(4)	(122)
Litigation settlement charges, net of recoveries (note 34)	(7)	—	—
Other	7	7	8

Other operating (expense) income, net	(36)	20	(43)

Litigation settlement charges refer to the settlement of an antitrust investigation by the U.S. Department of Justice and related settlements with customers (see note 34).

Total rental expenses under operating leases amounted to €135 million, €115 million and €98 million for the years ended September 30, 2006, 2007 and 2008, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The average number of employees by geographic region was as follows for the years ended September 30:

	2006	2007	2008

Germany	11,384	10,553	10,085
Other Europe	5,872	5,604	5,280
North America	601	540	845
Asia/Pacific	12,009	12,905	13,094
Japan	156	151	161
Other	41	21	—

Infineon	30,063	29,774	29,465

Qimonda	11,003	12,775	12,990

Total	41,066	42,549	42,455

8.	Restructuring

During the 2006 fiscal year, restructuring plans were announced to downsize the workforce at ALTIS and the Company’s chip card back-end activities in order to maintain competitiveness and reduce cost. As part of these restructuring measures, the Company agreed upon plans to terminate approximately 390 employees and recorded restructuring charges in the 2007 fiscal year.

During the 2007 fiscal year, restructuring measures were taken by the Company, mainly as a result of the insolvency of one of its largest mobile phone customers, BenQ Mobile GmbH & Co. OHG, and in order to further streamline certain research and development locations. Approximately 280 jobs were affected worldwide, of which approximately 120 were in the German locations Munich, Salzgitter and Nuremberg.

To address rising risks in the current market environment, adverse currency trends and below benchmark margins, the Company implemented the IFX10+ cost-reduction program in the third quarter of the 2008 fiscal year. The IFX10+ program includes measured target areas including product portfolio management, manufacturing costs reduction, value chain optimization, process efficiency, reorganization of the Company’s structure along its target markets, and reductions in workforce. Approximately 10 percent of Infineon Logic’s worldwide workforce is expected to be impacted by IFX10+.

During the years ended September 30, 2006, 2007 and 2008, charges of €23 million, €45 million and €181 million, respectively, were recognized as a result of the above-mentioned restructuring initiatives.

The development of the restructuring liability during the fiscal year ended September 30, 2008 was as follows:

	September 30,			September 30,
	2007	Restructuring		2008
	Liability	Charges, net	Payments	Liability
	(€ in millions)

Employee terminations	38	170	(36)	172
Other exit costs	6	11	(7)	10

Total	44	181	(43)	182

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

9.	Income Taxes

Income (loss) from continuing operations before income taxes, extraordinary loss, and minority interest is attributable to the following geographic locations for the years ended September 30, 2006, 2007 and 2008, as follows:

	2006	2007	2008
	(€ in millions)

Germany	(318)	(150)	(208)
Foreign	122	196	120

Income (loss) from continuing operations before income taxes, extraordinary loss, and minority interest	(196)	46	(88)

Income tax expense (benefit) from continuing operations for the years ended September 30, 2006, 2007 and 2008, was as follows:

	2006	2007	2008
	(€ in millions)

Current taxes:
Germany	63	24	3
Foreign	13	3	31

	76	27	34

Deferred taxes:
Germany	(42)	40	64
Foreign	13	2	(37)

	(29)	42	27

Income tax expense	47	69	61

Total income taxes from continuing operations for the years ended September 30, 2006, 2007 and 2008 were allocated as follows:

	2006	2007	2008
	(€ in millions)

Income tax expense	47	69	61
Shareholder’s equity, for other comprehensive loss (income)	—	2	(1)

	47	71	60

The Company’s corporate statutory tax rate in Germany is 25 percent in the 2006 and 2007. Additionally, a solidarity surcharge of 5.5 percent is levied. The trade tax rate is 11 percent in 2006 and 2007. The combined statutory tax rate was 37 percent in 2006 and 2007.

On August 17, 2007 the Business Tax Reform Act 2008 was enacted in Germany including several changes to the taxation of German business activities, including a reduction of the Company’s combined statutory corporate and trade tax rate in Germany to 28 percent, which comprises corporate tax of 15 percent plus a solidarity surcharge of 5.5 percent and trade tax of 12 percent. Most of the changes came into effect for the Company in its 2008 fiscal year. Pursuant to SFAS No. 109, the Company recorded a deferred tax charge of €28 million as of September 30, 2007, reflecting the reduction in value of the Company’s deferred tax assets in Germany upon enactment.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Effective October 1, 2007, the Company adopted FIN 48 (see note 2). The total amount of gross unrecognized tax benefits from uncertain tax positions, is as follows:

2008
(€ in millions)

Balance as of October 1, 2007	138
Additions based on tax positions related to the current year	1
Additions for tax positions of prior years	124
Reductions for tax positions of prior years	(2)
Settlements	—

Balance as of September 30, 2008	261

The additions for tax positions of prior years relate mainly to filing of amended tax returns for prior periods. Uncertain tax positions, which, if recognized, would favorably affect the Company’s effective tax rate amount to €68 million and €83 million as of September 30, 2007 and 2008, respectively.

The Company has accrued interest and penalties related to income tax liabilities of €4 million as of October 1, 2007. During the fiscal year ended September 30, 2008, the Company recognized accrued interest and penalties related to income tax liabilities in an amount of €3 million. Interest and penalties related to income tax liabilities are included in interest expense, net and other non-operating income (expense), net, respectively.

The Company’s German and foreign tax returns are periodically examined by tax authorities, and several entities of the consolidated group are currently subject to such an examination. Generally, the Company’s German tax returns from fiscal year 2002 onwards remain subject to examination by tax authorities. Although the timing of the resolution of tax authority examinations is uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits could change within the next 12 months as a result of such ongoing and future examinations.

A reconciliation of income taxes for the fiscal years ended September 30, 2006, 2007 and 2008, determined using the German corporate tax rate plus trade taxes, net of federal benefit, for a combined statutory rate of 37 percent for 2006 and 2007 and 28 percent for 2008 is as follows:

	2006	2007	2008
	(€ in millions)

Expected expense (benefit) for income taxes	(76)	17	(25)
Increase in available tax credits	(38)	(7)	(103)
Non-taxable investment income	(4)	(3)	—
Tax rate differential	(12)	(59)	(10)
Non deductible expenses	7	24	8
Change in German tax rate	3	28	—
Increase in valuation allowance	161	58	185
Other	6	11	6

Actual provision for income taxes	47	69	61

In the 2006 fiscal year, the Company reached an agreement with German tax authorities on certain tax matters relating to prior years. As a result, the timing of the deductibility of certain temporary differences was revised, which led to an increase in the valuation allowance for the 2006 fiscal year in the amount of €50 million.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Deferred income tax assets and liabilities as of September 30, 2007 and 2008 relate to the following:

	2007	2008
	(€ in millions)

Deferred tax assets:
Intangible assets	13	8
Property, plant and equipment	134	152
Deferred income	13	12
Net operating loss and tax credit carry-forwards	1,131	1,199
Other items	179	210

Gross deferred tax assets	1,470	1,581
Valuation allowance	(846)	(1,013)

Deferred tax assets, net	624	568

Deferred tax liabilities:
Property, plant and equipment	(34)	(24)
Accounts receivable	(26)	(23)
Accrued liabilities and pensions	(110)	(103)
Other items	(7)	(5)

Deferred tax liabilities	(177)	(155)

Deferred tax assets, net	447	413

Net deferred income tax assets and liabilities presented in the accompanying consolidated balance sheets as of September 30, 2007 and 2008, are as follows:

	2007	2008
	(€ in millions)

Deferred tax assets:
Current	34	26
Non-current	446	402
Deferred tax liabilities:
Current	(10)	(12)
Non-current	(23)	(3)

Deferred tax assets, net	447	413

At September 30, 2008, the Company had in Germany tax loss carry-forwards of €3,029 million (relating to both trade and corporate tax, plus an additional loss carry-forward applicable only to trade tax of €1,231 million). In connection with the Formation of Qimonda, the net operating losses related to the memory products segment have been retained by Infineon Technologies AG. In other jurisdictions the Company had tax loss carry-forwards of €102 million and tax effected credit carry-forwards of €175 million. Such tax loss carry-forwards and tax effected credit carry-forwards are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for on the flow-through method when the individual legal entity is entitled to the claim.

Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other factors, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three-year period as of September 30, 2008, which is significant evidence that the more likely than not criterion is not met pursuant to the provisions of SFAS No. 109, the impact of forecasted future taxable income is excluded from such an assessment. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods. As a result of this assessment, the Company increased the deferred tax asset valuation allowance as of September 30, 2006, 2007 and 2008 by €161 million, €58 million, and €185 million, respectively, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in future.

The changes in valuation allowance for deferred tax assets during the years ended September 30, 2007 and 2008 were as follows:

	2007	2008
	(€ in millions)

Balance, beginning of the year	1,017	846
Applicable to continuing operations	58	185
Change in tax rate	(264)	—
Adjustment in corresponding net operating loss carry-forward	35	(18)

Balance, end of the year	846	1,013

In the 2007 and 2008 fiscal years, the Company recorded adjustments to certain net operating loss carry-forwards mainly as a result of tax assessment reconciliations and adjustments in connection with the adoption of FIN 48. As the adjustments were made in jurisdictions in which the Company is in cumulative loss positions, such adjustments were recorded directly to the valuation allowance and approximated €35 million and €18 in the 2007 and 2008 fiscal years, respectively.

The Company did not provide for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries as of September 30, 2007 and 2008, as these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

The Company reorganized certain businesses in different tax jurisdictions which resulted in deferred intercompany transactions. As of September 30, 2007 and 2008, deferred tax charges related to these transactions amounted to €56 million and €47 million, respectively, of which €50 million and €41 million, respectively are non-current (see note 17).

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

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The computation of basic and diluted EPS for the years ended September 30, 2006, 2007 and 2008, is as follows:

	2006	2007	2008

Numerator (€ in millions):
Loss from continuing operations	(250)	(37)	(135)
Loss from discontinued operations, net of tax	(18)	(296)	(2,987)

Loss before extraordinary loss	(268)	(333)	(3,122)

Extraordinary loss, net of tax	—	(35)	—

Net loss	(268)	(368)	(3,122)

Denominator (shares in millions):

Weighted-average shares outstanding — basic and diluted	747.6	748.6	749.7

Basic and diluted loss per share (in €):
Loss from continuing operations	(0.34)	(0.05)	(0.18)

Loss from discontinued operations, net of tax	(0.02)	(0.40)	(3.98)

Loss before extraordinary loss	(0.36)	(0.45)	(4.16)

Extraordinary loss, net of tax	—	(0.04)	—

Net loss	(0.36)	(0.49)	(4.16)

The weighted average of potentially dilutive instruments that were excluded from the diluted loss per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or were otherwise not dilutive, includes 46.7 million, 41.2 million and 34.3 million shares underlying employee stock options for the years ended September 30, 2006, 2007 and 2008, respectively. Additionally, 86.5 million, 74.7 million and 65.0 million ordinary shares issuable upon the conversion of the convertible subordinated notes for the years ended September 30, 2006, 2007 and 2008, respectively, were not included in the computation of diluted earnings (loss) per share as their impact would have been antidilutive.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

11.	Marketable Securities

Marketable securities at September 30, 2007 and 2008 consist of the following:

	2007				2008
		Fair	Unrealized	Unrealized		Fair	Unrealized	Unrealized
	Cost	Value	Gains	Losses	Cost	Value	Gains	Losses
	(€ in millions)

Foreign government securities	8	10	2	—	5	7	2	—
Floating rate notes	—	—	—	—	—	—	—	—
Fixed term deposits	220	211	—	(9)	159	149	1	(11)
Other debt securities	15	18	3	—	—	—	—	—

Total debt securities	243	239	5	(9)	164	156	3	(11)
Equity securities	4	5	1	—	2	2	—	—

Total marketable securities	247	244	6	(9)	166	158	3	(11)

Reflected as follows:
Marketable securities	219	210	—	(9)	154	143	—	(11)
Other assets (note 17)	28	34	6	—	12	15	3	—

Total marketable securities	247	244	6	(9)	166	158	3	(11)

Unrealized losses relating to securities held for more than 12 months as of September 30, 2007 and 2008, were €9 million and €11 million respectively.

Realized gains (losses) on sales of marketable securities are reflected as other non-operating income (expense), net and were as follows for the years ended September 30:

	2006	2007	2008
	(€ in millions)

Realized gains	3	7	—
Realized losses	—	—	(1)

Realized gains (losses), net	3	7	(1)

As of September 30, 2008, there were no significant fixed term deposits with contractual maturities between three and twelve months.

Debt securities as of September 30, 2008 had the following remaining contractual maturities:

	Cost	Fair Value
	(€ in millions)

Less than 1 year	5	6
Between 1 and 5 years	94	84
More than 5 years	65	66

Total debt securities	164	156

Actual maturities may differ due to call or prepayment rights.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

12.	Trade Accounts Receivable, net

Trade accounts receivable at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Third party — trade	583	590
Associated and Related Companies — trade	68	28

Trade accounts receivable, gross	651	618
Allowance for doubtful accounts	(31)	(29)

Trade accounts receivable, net	620	589

Activity in the allowance for doubtful accounts for the years ended September 30, 2007 and 2008 was as follows:

	2007	2008
	(€ in millions)

Allowance for doubtful accounts at beginning of year	45	31
Recovery of bad debt, net	(14)	(2)

Allowance for doubtful accounts at end of year	31	29

13.	Inventories

Inventories at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Raw materials and supplies	59	59
Work-in-process	354	372
Finished goods	185	232

Total Inventories	598	663

14.	Other Current Assets

Other current assets at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

VAT and other tax receivables	87	95
Grants receivable (note 6)	25	25
Associated and Related Companies — financial and other receivables	79	23
Third party — financial and other receivables	22	17
Receivable from German bank’s deposit protection fund	—	121
Financial instruments (note 32)	27	10
Prepaid expenses	30	44
License fees receivable	2	10
Employee receivables	5	8
Other	26	26

Total other current assets	303	379

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Cash and cash equivalents and marketable securities in the amount of €121 million were reclassified to accounts receivable from the German bank’s deposit protection fund as of September 30, 2008.

15.	Property, Plant and Equipment, net

A summary of activity for property, plant and equipment for the years ended September 30, 2007 and 2008, is as follows:

		Technical
		equipment	Other plant
	Land and	and	and office	Construction
	buildings	machinery	equipment	in progress	Total
	(€ in millions)

Cost:
September 30, 2007	687	4,655	1,416	144	6,902
Additions	19	189	63	50	321
Impairments	—	(23)	—	—	(23)
Disposals	(19)	(158)	(109)	(1)	(287)
Reclassifications	7	115	13	(135)	—
Transfers(1)	18	27	(7)	6	44
Foreign currency effects	1	7	(1)	—	7

September 30, 2008	713	4,812	1,375	64	6,964

Accumulated depreciation:
September 30, 2007	(440)	(3,733)	(1,267)	—	(5,440)
Depreciation	(29)	(365)	(103)	—	(497)
Disposals	19	149	105	—	273
Reclassifications	—	(2)	2	—	—
Transfers(1)	—	9	8	—	17
Foreign currency effects	—	(7)	1	—	(6)

September 30, 2008	(450)	(3,949)	(1,254)	—	(5,653)

Book value September 30, 2007	247	922	149	144	1,462

Book value September 30, 2008	263	863	121	64	1,311

(1)	Amounts shown as transfers in the year ended September 30, 2008 relate primarily to assets of the ALTIS disposal group that were reclassified into held and used.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

16.	Long-term Investments

Investments in Related Companies principally relate to investment activities aimed at strengthening the Company’s future intellectual property potential.

A summary of activity for long-term investments for the years ended September 30, 2007 and 2008, is as follows:

	Investment in	Investment in
	Associated	Related
	Companies	Companies	Total
	(€ in millions)

Balance at September 30, 2006	—	23	23
Additions	—	1	1
Disposals	—	(3)	(3)
Impairments	—	(2)	(2)
Reclassifications	—	5	5

Balance at September 30, 2007	—	24	24

Additions	21	1	22
Disposals	(7)	(3)	(10)
Impairments	—	(2)	(2)
Equity in earnings	4	—	4
Reclassifications	—	(5)	(5)

Balance at September 30, 2008	18	15	33

On September 28, 2007, Infineon entered into a joint venture agreement with Siemens, whereby the Company contributed its high power bipolar business to the newly formed legal entity Bipolar, and Siemens subsequently acquired a 40 percent interest in Bipolar. The joint venture agreement grants Siemens certain contractual participating rights which inhibit the Company from exercising control over Bipolar. Accordingly, the Company accounted for the retained interest in Bipolar of 60 percent under the equity method of accounting (see note 4).

The Company recognized impairment charges related to certain investments for which the carrying value exceeded the fair value on an other-than-temporary basis of €13 million, €2 million, and €2 million during the years ended September 30, 2006, 2007 and 2008, respectively.

There was no goodwill included in the amount of long-term investments at September 30, 2007 and 2008, respectively.

For the Associated Companies as of September 30, 2008, the aggregate summarized financial information for the fiscal years 2006, 2007 and 2008, is as follows:

	2006	2007	2008
	(€ in millions)

Sales	9	6	95
Gross profit	7	3	20
Net income (loss)	(6)	1	6

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

	2006	2007	2008
	(€ in millions)

Current assets	5	—	58
Non-current assets	4	5	11
Current liabilities	(12)	—	(28)
Non-current liabilities	—	(3)	(6)

Shareholders’ equity	(3)	2	35

17.	Other Assets

Other non-current assets at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Deferred tax charges (note 9)	50	41
Marketable securities (note 11)	34	15
Long-term receivables	19	21
Employee receivables	1	1
Associated and Related Companies — financial and other receivables	41	20
Other	15	11

Total	160	109

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

18.	Intangible Assets

A summary of activity for intangible assets for the years ended September 30, 2007 and 2008 is as follows:

		Other
	Goodwill	Intangibles	Total
	(€ in millions)

Cost:
September 30, 2006	29	357	386
Additions	31	19	50
Impairment charges	—	(2)	(2)
Disposals	(6)	(45)	(51)
Foreign currency effects	(1)	(3)	(4)

September 30, 2007	53	326	379

Additions	171	148	319
Impairment charges	—	(5)	(5)
Transfers(1)	—	2	2
Foreign currency effects	1	—	1

September 30, 2008	225	471	696

Accumulated amortization:
September 30, 2006	—	(299)	(299)
Amortization	—	(34)	(34)
Disposals	—	40	40
Foreign currency effects	—	3	3

September 30, 2007	—	(290)	(290)

Amortization	—	(45)	(45)
Disposals	—	1	1

September 30, 2008	—	(334)	(334)

Carrying value September 30, 2006	29	58	87

Carrying value September 30, 2007	53	36	89

Carrying value September 30, 2008	225	137	362

(1)	Amounts shown as transfers in the year ended September 30, 2008 relate primarily to assets of the ALTIS disposal group that were reclassified into held and used.

The estimated aggregate amortization expense relating to other intangible assets for each of the five succeeding fiscal years is as follows: 2009 €31 million; 2010 €28 million; 2011 €28 million; 2012 €26 million; and 2013 €23 million.

During the years ended September 30, 2006, 2007 and 2008, the Company recognized intangible assets impairment charges of €32 million, €2 million, and €8 million respectively.

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

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Impairments of €38 million were recognized in other operating expense (income), net, representing the amount by which the carrying amount of the assets exceeded their fair value.

During the years ended September 30, 2007 and 2008, the Company did not recognize any impairments of goodwill.

19.	Trade Accounts Payable

Trade accounts payable at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Third party — trade	527	473
Associated and Related Companies — trade	69	15

Total	596	488

20.	Accrued Liabilities

Accrued liabilities at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Personnel costs	284	327
Warranties and licenses	41	32
Other	54	51

Total	379	410

A tabular reconciliation of the changes in the aggregate product warranty liability for the year ended September 30, 2008 is as follows:

2008
(€ in millions)

Balance as of September 30, 2007	41
Accrued during the year	16
Settled or released during the year	(25)

Balance as of September 30, 2008	32

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

21.	Other Current Liabilities

Other current liabilities at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Deferred income	37	26
VAT and other taxes payable	82	100
Obligations to employees	90	197
Deferred government grants (note 6)	20	17
Financial instruments (note 32)	34	25
Interest	19	16
Settlement for anti-trust related matters (note 34)	20	20
Associated and Related Companies — financial and other payables	12	6
Other	12	28

Total	326	435

Other deferred income includes amounts relating to license income (see note 5) and deferred revenue. The non-current portion is included in other liabilities (see note 24).

22.	Debt

Debt at September 30, 2007 and 2008 consists of the following:

	2007	2008
	(€ in millions)

Short-term debt and current maturities:
Loans payable to banks, weighted average rate 5.1%	127	139
Current portion of long-term debt	133	68

Total short-term debt and current maturities	260	207

Long-term debt:
Exchangeable subordinated notes, 1.375%, due 2010	215	215
Convertible subordinated notes, 5.0%, due 2010	695	597
Loans payable to banks:
Unsecured term loans, weighted average rate 4.82%, due 2009 — 2013	214	217
Secured term loans, weighted average rate 2.45%, due 2013	4	2
Notes payable to governmental entity, due 2010	21	20

Total long-term debt	1,149	1,051

Short-term loans payable to banks consist primarily of borrowings under the terms of short-term borrowing arrangements.

On September 26, 2007, the Company (as guarantor), through its subsidiary Infineon Technologies Investment B.V. (as issuer), issued €215 million in exchangeable subordinated notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes accrue interest at 1.375 percent per year. The notes are exchangeable into a maximum of 20.5 million Qimonda ADSs, at an exchange price of €10.48 per ADS any time during the exchange period, as defined, through maturity, corresponding to an exchange premium of 35 percent. The notes are unsecured and rank pari passu with all present and future unsecured subordinated obligations of the issuer. The noteholders have a negative pledge relating to future capital market indebtedness, as defined, and an early redemption option in the event of a change of

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

control, as defined. The Company may, at its option, redeem the outstanding notes in whole, but not in part, at the principal amount thereof together with accrued interest to the date of redemption, if the issuer has determined that, as a result of a publicly announced transaction, there is a substantial likelihood that the aggregate ownership of the share capital of Qimonda by the issuer, the guarantor and any of their respective subsidiaries will be less than 50 percent plus one share. In addition, the Company may, at its option, redeem the outstanding notes in whole, but not in part, at their principal amount together with interest accrued to the date of redemption, if the share price of the ADSs on each of 15 trading days during a period of 30 consecutive trading days commencing on or after August 31, 2009, exceeds 130 percent of the exchange price. The exchangeable notes are listed on the Frankfurt Stock Exchange. At September 30, 2008, unamortized debt issuance costs amounted to €4 million. Concurrently with this transaction, the Company loaned an affiliate of J.P. Morgan Securities Inc. 3.6 million Qimonda ADSs ancillary to the placement of the exchangeable subordinated notes. The affiliate of J.P. Morgan Securities Inc. sold these ADSs as part of the Qimonda ADSs sale on September 25, 2007. On October 25, 2007, 1.3 million Qimonda ADSs that had been borrowed were returned to the Company and the remaining 2.3 million Qimonda ADSs were returned to the Company on January 4, 2008.

On June 5, 2003, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V. (as issuer), issued €700 million in convertible subordinated notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 68.4 million ordinary shares of the Company, at a conversion price of €10.23 per share through maturity. The notes accrue interest at 5.0 percent per year. The notes are unsecured and rank pari passu with all present and future unsecured subordinated obligations of the issuer. The noteholders have a negative pledge relating to future capital market indebtedness, as defined. The noteholders have an early redemption option in the event of a change of control, as defined. A corporate reorganization resulting in a substitution of the guarantor shall not be regarded as a change of control, as defined. The Company may redeem the convertible notes after three years at their principal amount plus interest accrued thereon, if the Company’s share price exceeds 125 percent of the conversion price on 15 trading days during a period of 30 consecutive trading days. The convertible notes are listed on the Luxembourg Stock Exchange. On September 29, 2006 the Company (through the issuer) irrevocably waived its option to pay a cash amount in lieu of the delivery of shares upon conversion. During the 2008 fiscal year, the Company repurchased a notional amount of €100 million of its convertible subordinated notes due 2010. The transaction resulted in a net gain of €2 million before tax, which was recognized in interest expense, net. The repurchase was made out of available cash. At September 30, 2008, the outstanding notional amount was €600 million and unamortized debt issuance costs amounted to €3 million.

Concurrently with the issuance of $248 million in convertible notes due 2013 by Qimonda (as guarantor) through its subsidiary Qimonda Finance LLC (as issuer) on February 12, 2008, Infineon loaned Credit Suisse International 20.7 million Qimonda ADSs ancillary to the placement of the convertible notes, which remained outstanding as of September 30, 2008.

In September 2004, the Company executed a $400/€400 million syndicated credit facility with a five-year term, which was subsequently reduced to $345/€300 million in August 2006. The facility consists of two tranches. Tranche A is a term loan originally intended to finance the expansion of the Richmond, Virginia, manufacturing facility. In January 2006, the Company drew $345 million under Tranche A, on the basis of a repayment schedule that foresees equal installments falling due in March and September each year. At September 30, 2008, $125 million was outstanding under Tranche A. Tranche B, which is a multicurrency revolving facility to be used for general corporate purposes, remained undrawn at September 30, 2008. The facility has customary financial covenants, and drawings bear interest at market-related rates that are linked to financial performance. The lenders of this credit facility have been granted a negative pledge relating to the future financial indebtedness of the Company with certain permitted encumbrances.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The Company has established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for various funding purposes.

	Nature of financial		As of September 30, 2008
	Institution	Purpose/intended	Aggregate
Term	Commitment	use	facility	Drawn	Available
			(€ in millions)

Short-term	firm commitment	general corporate purposes, working capital, guarantees	504	139	365

Short-term	no firm commitment	working capital, cash management	176	—	176

Long-term(1)	firm commitment	project finance	307	307	—

Total			987	446	541

(1)	Including current maturities.

At September 30, 2008, the Company was in compliance with its debt covenants under the relevant facilities.

Interest expense for the years ended September 30, 2006, 2007 and 2008 was €65 million, €77 million and €71 million, respectively.

Aggregate amounts of debt maturing subsequent to September 30, 2008 are as follows:

Fiscal year ending September 30,	Amount
(€ in millions)

2009	207
2010	861
2011	82
2012	68
2013	40

Total	1,258

23.	Long-term Accrued Liabilities

Long-term accrued liabilities at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Asset retirement obligations	13	9
Post-retirement benefits	3	3
Personnel costs	6	7
Other	—	5

Total	22	24

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

24.	Other Liabilities

Other non-current liabilities at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Deferred income	30	43
Deferred government grants (note 6)	17	14
Settlement for antitrust related matters (note 34)	37	17
Deferred compensation	13	11
Other	11	15

Total	108	100

25.	Minority Interest

ALTIS is a joint venture between the Company and IBM, with each having equal voting representation. In December 2005, the Company further amended its agreements with IBM in respect of the ALTIS joint venture and began to fully consolidate ALTIS, whereby IBM’s 50 percent ownership interest is reflected as minority interest (see note 4).

Effective May 1, 2006, the Company contributed substantially all of the operations of its memory products segment, including the assets and liabilities that were used exclusively for these operations, to Qimonda, a stand-alone legal company. On August 9, 2006, Qimonda completed an initial public offering on the New York Stock Exchange through the issuance of 42 million ADSs which are traded under the symbol “QI”, for an offering price of $13 per ADS. In addition, the Company sold 6.3 million Qimonda ADSs upon exercise of the underwriters’ over-allotment option. As a result of these transactions, the Company reduced its shareholding in Qimonda to 85.9 percent. During the fourth quarter of the 2007 fiscal year, Infineon sold an additional 28.75 million Qimonda ADSs (including underwriters’ over-allotment option), further reducing its ownership interest in Qimonda to 77.5 percent. The minority investors’ ownership interest in Qimonda of 22.5 percent as of September 30, 2007 and 2008 is reflected as minority interest (see note 4).

26.	Ordinary Share Capital

As of September 30, 2008 the Company had 749,742,085 registered ordinary shares, notional value of €2.00 per share, outstanding. During the years ended September 30, 2007 and 2008 the Company increased its share capital by €4 million and €0 million, respectively, by issuing 2,119,341 and 13,450 ordinary shares, respectively, in connection with the Company’s Long-Term Incentive Plans.

Authorized and Conditional Share Capital

In addition to the issued share capital, the Company’s Articles of Association authorize the Management Board to increase the ordinary share capital with the Supervisory Board’s consent by issuing new shares. As of September 30, 2008, the Management Board may use these authorizations to issue new shares as follows:

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

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

partially excluded, or in connection with business combinations (contributions in kind), where the pre-emptive rights of shareholders may be excluded for all shares.

The Company has conditional capital of up to an aggregate nominal amount of €92 million (Conditional Share Capital I), of up to an aggregate nominal amount of €29 million (Conditional Share Capital III) and up to an aggregate nominal amount of €24.5 million (Conditional Share Capital IV/2006) that may be used to issue up to 72.6 million new registered shares in connection with the Company’s long-term incentive plans (see note 27). These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

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

The Company has further conditional capital of up to an aggregate nominal amount of €150 million (Conditional Share Capital 2008) that may be used to issue up to 75 million new registered shares upon conversion of debt securities which may be issued before February 13, 2013. These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

Dividends

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent, as determined in accordance with the HGB. All dividends must be approved by shareholders.

The ordinary shareholders meeting held in February 2008 did not authorize a dividend for the 2007 fiscal year. No earnings are available for distribution as a dividend for the 2008 fiscal year, since Infineon Technologies AG on a stand-alone basis as the ultimate parent incurred a cumulative loss (Bilanzverlust) as of September 30, 2008.

Subject to market conditions, Infineon intends to retain future earnings for investment in the development and expansion of its business.

27.	Share-based Compensation

In 1999, the Company’s shareholders approved a long-term incentive plan (“LTI 1999 Plan”), which provided for the granting of non-transferable options to acquire ordinary shares over a future period. Under the terms of the LTI 1999 Plan, the Company could grant up to 48 million options over a five-year period. The exercise price of each option equals 120 percent of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options vest at the latter of two years from the grant date or the date on which the Company’s stock reaches the exercise price for at least one trading day. Options expire seven years from the grant date.

In 2001, the Company’s shareholders approved the International Long-Term Incentive Plan (“LTI 2001 Plan”) which replaced the LTI 1999 Plan. Options previously issued under the LTI 1999 Plan remain unaffected as to terms and conditions; however, no additional options may be issued under the LTI 1999 Plan. Under the terms of the LTI 2001 Plan, the Company could grant up to 51.5 million options over a five-

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

year period. The exercise price of each option equals 105 percent of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options have a vesting period of between two and four years, subject to the Company’s stock reaching the exercise price on at least one trading day, and expire seven years from the grant date.

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

At the discretion of the Company, exercised options of the LTI 2001 Plan and SOP 2006 can be satisfied with shares either by issuing shares from the “Conditional Share Capital I” and “Conditional Share Capital III” for the LTI 2001 Plan or from the “Conditional Share Capital III” and “Conditional Share Capital IV/2006” for the SOP 2006 or by transferring shares held by the Company.

A summary of the status of the LTI 1999 Plan, the LTI 2001 Plan, and the SOP 2006 as of September 30, 2008, and changes during the fiscal year then ended are presented below (options in millions, exercise price in euro, intrinsic value in millions of euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	exercise	remaining life	Intrinsic
	options	price	(in years)	Value

Outstanding at September 30, 2007	39.4	16.17	2.99	66
Granted	—	—
Exercised	—	—
Forfeited and expired	(6.2)	37.44

Outstanding at September 30, 2008	33.2	12.30	2.28	—

Vested and expected to vest, net of estimated forfeitures at September 30, 2008	30.6	12.32	2.28	—
Exercisable at September 30, 2008	26.5	12.89	1.83	—

Options with an aggregate fair value of €51 million, €32 million and €26 million vested during the fiscal years ended September 30, 2006, 2007 and 2008, respectively. Options with a total intrinsic value of €0, €6 million and €0 were exercised during the fiscal years ended September 30, 2006, 2007 and 2008, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Changes in the Company’s unvested options for the fiscal year ended September 30, 2008 are summarized as follows (options in millions, fair values in euro, intrinsic value in millions of euro):

			Weighted-
		Weighted-	average	Aggregated
	Number of	average	remaining life	Intrinsic
	options	grant date fair value	(in years)	Value

Unvested at September 30, 2007	13.6	3.50	4.77	35
Granted	—	—
Vested	(6.5)	4.04
Forfeited	(0.4)	3.23

Unvested at September 30, 2008	6.7	2.96	4.05	—

Unvested options expected to vest	4.1	3.30	4.03	—

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

Beginning on the date of adoption of SFAS No. 123 (revised 2004), forfeitures are estimated based on historical experience; prior to the date of adoption, forfeitures were recorded as they occurred. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. Infineon has not made any dividend payments during the fiscal year ended September 30, 2008.

The following weighted-average assumptions were used in the fair value calculation during the fiscal years ended September 30, 2006, and 2007:

	2006	2007

Weighted-average assumptions:
Risk-free interest rate	3.08%	3.91%
Expected volatility, underlying shares	43%	40%
Expected volatility, SOX index	—	36%
Forfeiture rate, per year	—	3.40%
Dividend yield	0%	0%
Expected life in years	5.07	3.09
Weighted-average fair value per option at grant date in €	3.19	2.03

As of September 30, 2008, there was a total of €4 million in unrecognized compensation expense related to unvested stock options of Infineon, which is expected to be recognized over a weighted-average period of less than one year.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Share-Based Compensation Expense

Share-based compensation expense was allocated as follows for the fiscal years ended September 30, 2006, 2007 and 2008:

	2006	2007	2008
	(€ in millions)

Compensation expense recognized:
Cost of goods sold	6	2	1
Selling, general and administrative expenses	11	6	3
Research and development expenses	8	4	1

Total share-based compensation expense	25	12	5

Share-based compensation effect on basic and diluted loss per share in €	(0.03)	(0.02)	(0.01)

Cash received from stock option exercises was €19 million and €0 during the fiscal years ended September 30, 2007 and 2008, respectively. The amount of share-based compensation expense which was capitalized and remained in inventories for the fiscal years ended September 30, 2006, 2007 and 2008 was immaterial. Share-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes.

28.	Other Comprehensive Loss

The changes in the components of other comprehensive loss for the years ended September 30, 2006, 2007 and 2008 are as follows:

	2006			2007			2008
		Tax			Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net	Pretax	effect	Net
	(€ in millions)

Unrealized (losses) gains on securities:
Unrealized holding (losses) gains	(4)	—	(4)	(6)	—	(6)	(8)	—	(8)
Reclassification adjustment for losses (gains) included in net income or loss	(3)	—	(3)	(7)	1	(6)	2	—	2

Net unrealized (losses) gains, net	(7)	—	(7)	(13)	1	(12)	(6)	—	(6)
Unrealized gains (losses) on cash flow hedges	5	—	5	2	—	2	(2)	—	(2)
Additional minimum pension liability/Defined benefit plans	(3)	—	(3)	95	(5)	90	12	—	12
Foreign currency translation adjustment	(69)	—	(69)	(105)	—	(105)	(36)	—	(36)

Other comprehensive loss	(74)	—	(74)	(21)	(4)	(25)	(32)	—	(32)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

29.	Supplemental Cash Flow Information

	2006	2007	2008
	(€ in millions)

Cash paid for:
Interest	109	93	62
Income taxes	71	80	16
Non-cash investing activities:
Molstanda (note 3)	—	(41)	—
Non-cash financing activities:
Molstanda (note 3)	—	76	—

30.	Related Parties

The Company has transactions in the normal course of business with Associated and Related Companies (“Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

Transactions between the Company and ALTIS subsequent to the consolidation of ALTIS during the first quarter of the 2006 fiscal year are no longer reflected as Related Party transactions (see notes 16 and 25). Also, on April 3, 2006, Siemens disposed of its remaining shareholding in the Company. Transactions between the Company and Siemens subsequent to this date are no longer reflected as Related Party transactions.

Related Party receivables consist primarily of trade, financial, and other receivables from Associated and Related Companies, and totaled €194 million and €80 million as of September 30, 2007 and 2008, respectively. At September 30, 2007, current financial and other receivables from Associated and Related Companies included a revolving term loan of €52 million due from ALTIS.

Related Party payables consist primarily of trade, financial, and other payables from Associated and Related Companies, and totaled €81 million and €21 million as of September 30, 2007 and 2008, respectively.

Related Party receivables and payables as of September 30, 2007 and 2008 have been segregated first between amounts owed by or to companies in which the Company has an ownership interest, and second based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of products and services. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrue interest at interbank rates.

Sales to Related Parties, consisting primarily of sales to Siemens group companies and Associated and Related Companies, totaled €366 million, €57 million, and €1 million in the 2006, 2007 and 2008 fiscal years, respectively. Included therein were sales to Siemens group companies totaling €316 million in the 2006 fiscal year and €0 in the 2007 and 2008 fiscal years.

Purchases from Related Parties, consisting primarily of purchases from Siemens group companies and Associated and Related Companies, totaled €200 million, €47 million, and €148 million in the 2006, 2007 and 2008 fiscal years, respectively. Included therein were purchases from Siemens group companies totaling €74 million in the 2006 fiscal year and €0 in the 2007 and 2008 fiscal years.

31.	Pension Plans

Pension benefits provided by the Company are currently organized primarily through defined benefit pension plans which cover a significant portion of the Company’s employees. Plan benefits are principally

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment, while others are fixed plans depending on ranking (both salary level and position). The measurement date for the Company’s pension plans is June 30.

In February 2007, the Company transferred the majority of its existing domestic (German) pension plans into a new Infineon pension plan with effect from October 1, 2006. Under the new plan, employee benefits are predominantly based on contributions made by the Company, although defined benefit provisions are retained. The plan qualifies as a defined benefit plan and, accordingly, the change from the previous defined benefit plans is treated as a plan amendment pursuant to SFAS No. 87. In comparison to the existing domestic pension obligation, the additional impact on projected benefit obligation consists of unrecognized prior service cost of approximately €4 million (of which less than €1 million related to Infineon and €4 million related to Qimonda) and is reflected as a separate component of accumulated other comprehensive income (see note 28), and will be amortized as part of net periodic pension cost over the expected years of future service.

As a result of the adoption of SFAS No. 158 as of the end of the fiscal year ended September 30, 2007, the Company recognizes the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its consolidated balance sheets and recognized the change in that funded status in the year in which the changes occur through comprehensive income (“Recognition Provision”). Actuarial gains and losses and unrecognized prior service costs are to be recognized as a component of other comprehensive income, net of tax.

The following table summarizes the incremental effect as of September 30, 2007 resulting from the initial adoption of SFAS No. 158.

		Adjustments to
	Before adoption of	initially apply	After adoption of
	SFAS No. 158	SFAS No. 158	SFAS No. 158
	(€ in millions)

Prepaid pension costs	56	(56)	—
Current deferred income taxes	—	(1)	(1)
Intangible asset	1	(1)	—
Non-current pension asset	—	4	4
Current pension liability	—	—	—
Pension liabilities	(42)	6	(36)
Accumulated other comprehensive loss, net of tax	(3)	48	45

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Information with respect to the Company’s pension plans for the years ended September 30, 2006, 2007 and 2008 is presented for German (“Domestic”) plans and non-German (“Foreign”) plans:

	2006		2007		2008
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans
	(€ in millions)

Accumulated benefit obligation end of year	(337)	(58)	(325)	(44)	(288)	(44)

Change in projected benefit obligation:
Projected benefit obligation beginning of year	(333)	(79)	(390)	(71)	(342)	(73)
Service cost	(18)	(4)	(20)	(4)	(16)	(3)
Interest cost	(15)	(4)	(18)	(4)	(18)	(4)
Actuarial gains (losses)	(10)	7	79	(1)	60	(1)
Divestitures	—	—	2	—	4	—
Plan additions and amendments	—	—	—	—	1	(1)
Benefits paid	3	2	5	3	5	1
Plan transfers to Qimonda	(17)	—	—	—	7	—
Curtailments	—	6	—	1	—	—
Foreign currency effects	—	1	—	3	—	3

Projected benefit obligation end of year	(390)	(71)	(342)	(73)	(299)	(78)

Change in fair value of plan assets:
Fair value at beginning of year	176	32	257	36	342	39
Contributions and transfers	63	4	65	4	11	3
Actual return on plan assets	13	3	25	4	(27)	(2)
Benefits paid	(3)	(2)	(5)	(3)	(5)	(1)
Plan transfers from/to Qimonda	8	—	—	—	(7)	—
Foreign currency effects	—	(1)	—	(2)	—	(3)

Fair value at end of year	257	36	342	39	314	36

Funded status	(133)	(35)	—	(34)	15	(42)
Unrecognized actuarial (gains) losses	136	(7)	40	(6)	29	(1)
Unrecognized prior service cost (benefit)	13	—	12	—	10	—
Post measurement date contributions	16	—	1	—	1	—

Net asset (liability) recognized	32	(42)	53	(40)	55	(43)

The above amounts are recognized as follows in the accompanying consolidated balance sheets as of September 30:

	2006		2007		2008
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans
	(€ in millions)

Prepaid pension cost	—	1	—	—	—	—
Intangible asset	13	—	—	—	—	—
Non-current pension asset	—	—	1	3	16	—
Current pension liability	—	—	—	—	—	(1)
Pension liabilities	(65)	(43)	—	(36)	—	(41)
Accumulated other comprehensive (income) loss	84	—	52	(7)	39	(1)

Net asset (liability) recognized	32	(42)	53	(40)	55	(43)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The amounts recognized in other comprehensive loss as of September 30, 2008, showing separately the amounts arising during the period and reclassification adjustments of other comprehensive income (loss) as a result of being recognized as components of net periodic benefit cost for the period, are as follows:

	Unrecognized actuarial losses		Unrecognized prior service		Accumulated other comprehensive
	(gains)		cost (benefits)		income (loss)
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans
	(€ in millions)

Balance at beginning of year	40	(7)	12	—	52	(7)
Additions	(11)	6	(1)	—	(12)	6
Reclassification adjustment	—	—	(1)	—	(1)	—

Balance at end of the year	29	(1)	10	—	39	(1)

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of the net periodic benefit cost in the 2009 fiscal year are actuarial gains in an amount of less than €1 million and prior service cost in an amount of €1 million.

Information for pension plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets are as follows:

	2006		2007		2008
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans
	(€ in millions)

Projected benefit obligation	390	61	—	60	—	78
Fair value of plan assets	257	24	—	24	—	36
Accumulated benefit obligation	337	51	—	44	—	43
Fair value of plan assets	257	24	—	17	—	16

The weighted-average assumptions used in calculating the actuarial values for the pension plans are as follows:

	2006		2007		2008
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	Plans	plans

Discount rate	4.8%	5.3%	5.5%	5.6%	6.5%	6.1%
Rate of compensation increase	2.5%	1.8%	2.5%	2.3%	2.5%	2.8%
Projected future pension increases	1.8%	2.2%	1.8%	2.7%	2.0%	2.9%
Expected return on plan assets	6.5%	6.9%	6.1%	6.9%	6.5%	7.0%

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

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

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

Plan Asset Allocation

As of September 30, 2007 and 2008 the percentage of plan assets invested and the targeted allocation in major asset categories are as follows:

	2007		2008		Targeted Allocation
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Equity securities	37%	60%	34%	47%	36%	47%
Debt securities	34%	22%	36%	16%	31%	17%
Other	29%	18%	30%	37%	33%	36%

Total	100%	100%	100%	100%	100%	100%

The Company’s asset allocation targets for its pension plan assets are based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics, related risk factors, market sensitivity analysis and other relevant factors. The overall allocation is expected to help protect the plans’ funded status while generating sufficiently stable real returns (i.e., net of inflation) to meet current and future benefit payment needs. Due to active portfolio management, the asset allocation may differ from the target allocation up to certain limits for different classes. As a matter of policy, the Company’s pension plans do not invest in shares of Infineon.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The components of net periodic pension cost for the years ended September 30, 2006, 2007 and 2008 are as follows:

	2006		2007		2008
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	Plans	plans	plans	plans
	(€ in millions)

Service cost	(18)	(4)	(20)	(4)	(16)	(3)
Interest cost	(15)	(4)	(18)	(4)	(18)	(4)
Expected return on plan assets	11	2	15	3	22	3
Amortization of unrecognized prior service (cost) benefits	(1)	2	(1)	—	(1)	—
Amortization of unrecognized actuarial gains (losses)	(6)	—	(7)	1	—	—
Curtailment gain recognized	—	2	—	1	—	—

Net periodic pension cost (note 7)	(29)	(2)	(31)	(3)	(13)	(4)

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

Actuarial gains (losses) amounted to €(3) million, €78 million and €59 million for the fiscal years ended September 30, 2006, 2007 and 2008, respectively. The increase in actuarial gains in the 2007 and 2008 fiscal year was primarily the result of the increase in the discount rate used to determine the benefit obligation.

It is not planned nor anticipated that any plan assets will be returned to any business entity during the next fiscal year.

The effect of employee terminations in connection with the Company’s restructuring plans (see note 8), on the Company’s pension obligation is reflected as a curtailment in the years ended September 30, 2006, 2007 and 2008 pursuant to the provisions of SFAS No. 88 “Employers Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”.

The future benefit payments, which reflect future service, as appropriate, that are expected to be paid from the Company’s pension plan for the next five fiscal years and thereafter are as follows:

	Domestic	Foreign
Years ending September 30,	plans	plans
	(€ in millions)

2009	24	2
2010	24	2
2011	25	3
2012	20	2
2013	22	2
Thereafter	139	20

32.	Financial Instruments

The Company periodically enters into derivative financial instruments, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

is to reduce the impact of interest rate and exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.

The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2007 and 2008 are as follows:

	2007		2008
	Notional	Fair	Notional	Fair
	amount	value	amount	value
	(€ in millions)

Forward contracts sold:
U.S. dollar	260	14	213	(5)
Japanese yen	15	—	5	—
Singapore dollar	—	—	10	—
Malaysian ringgit	3	—	3	—
Norwegian krone	2	—	—	—
Forward contracts purchased:
U.S. dollar	283	(19)	157	(4)
Japanese yen	4	—	1	—
Singapore dollar	19	—	29	—
Great Britain pound	6	—	9	—
Malaysian ringgit	66	(1)	52	—
Norwegian krone	7	—	2	—
Other currencies	1	—	—	—
Currency Options sold:
U.S. dollar	—	—	177	(5)
Currency Options purchased:
U.S. dollar	—	—	163	1
Interest rate swaps	700	(10)	500	(1)
Other	123	9	77	(1)

Fair value, net		(7)		(15)

The Company enters into derivative instruments, primarily foreign exchange forward contracts, to hedge significant anticipated U.S. dollar cash flows from operations. During the fiscal year ended September 30, 2008, the Company designated as cash flow hedges certain foreign exchange forward contracts and foreign exchange options related to highly probable forecasted sales denominated in U.S. dollars. The Company did not record any ineffectiveness for these hedges for the fiscal year ended September 30, 2008. However, it excluded differences between spot and forward rates and the time value from the assessment of hedge effectiveness and included this component of financial instruments’ gain or loss as part of cost of goods sold. It is estimated that €4 million of the net losses recognized directly in other comprehensive income as of September 30, 2008 will be reclassified into earnings during the 2009 fiscal year. All foreign exchange derivatives designated as cash flow hedges held as of September 30, 2008 have maturities of six months or less. Foreign exchange derivatives entered into by the Company to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period with unrealized gains and losses recognized in earnings. For the fiscal year ended September 30, 2007 and 2008, no gains or losses were reclassified from accumulated other comprehensive income as a result of the discontinuance of foreign currency cash flow hedges resulting from a determination that it was probable that the original forecasted transaction would not occur.

For the fiscal years ended September 30, 2006, 2007 and 2008, net gains (losses) related to foreign currency derivatives and foreign currency transactions included in determining net income (loss) amounted to €(11) million, €3 million and €15 million, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Fair values of financial instruments are determined using quoted market prices or discounted cash flows. The fair value of the Company’s unsecured term loans and interest-bearing notes payable approximate their carrying values as their interest rates approximate those which could be obtained currently. At September 30, 2008, the subordinated convertible and exchangeable notes, both due 2010, were trading at a 12.07 percent and a 12.34 percent discount to par, respectively, based on quoted market values. The fair values of the Company’s cash and cash equivalents, receivables and payables, as well as related-party receivables and payables and other financial instruments approximated their carrying values due to their short-term nature. Marketable securities are recorded at fair value (see note 11).

33.	Risks

The financial risks of the Company consist mainly of risks related to raise enough capital, interest rate risks, liquidity risks and currency exchange risks. Financial instruments that expose the Company to credit risk consist primarily of trade receivables, cash equivalents, marketable securities and financial derivatives.

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

The Company’s currency exchange risk is mainly caused by the U.S. Dollar and the Japanese Yen. Generally the Company’s policy with respect to limiting short-term foreign currency exposure is to economically hedge at least 75 percent of its estimated net exposure for the initial two-month period, at least 50 percent of its estimated net exposure for the third month and, depending on the nature of the underlying transactions, a significant portion thereafter. An unfavorable development of the Euro to U.S. dollar rate could negatively affect the operative results of the Company.

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

Additionally, the Company faces risks in connection with claims relating to alleged defective or faulty products, claims relating to the alleged transgression of environmental rules or regulations and other general liability claims. Regardless of the outcome of these claims, the Company may incur substantial costs in defending itself against these claims. Infineon intends to exert substantial efforts in defending itself vigorously against such claims including the support of internal and external experts. For more details about current legal issues see note 34.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The quick pace of technological change coupled with the possibility of delays in the introduction of new products in the market could lead to a significant curtailment of our business which could in turn lead to a loss of customer relationships.

High price pressure and associated risks continue to affect the Company’s business. As a substantial volume of the Company’s products may be purchased by a select number of customers, operational results may also be dependent upon their success in the marketplace. The Company reacts to such developments by constantly seeking to widen its customer base.

The Company, through its use of third-party foundry and joint venture arrangements, uses a significant portion of manufacturing capacity that is outside of its direct control. As a result, the Company is reliant upon such other parties for the timely and uninterrupted supply of products and is to a certain degree exposed to risks relating to price variations.

See also note 4 for additional risks related to Qimonda.

34.	Commitments and Contingencies

Litigation and Investigations

In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. The Company has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price-fixing charges related to DRAM sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from the Company. The Company has secured individual settlements with eight direct customers in addition to those OEM customers.

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against the Company, its U.S. subsidiary Infineon Technologies North America Corporation (“IF North America”) and other DRAM suppliers, alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation ordered that these federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi District Litigation (“MDL”). In September 2005, the Company and IF North America entered into a definitive settlement agreement with counsel for the class of direct U.S. purchasers of DRAM (granting an opportunity for individual class members to opt out of the settlement). In November 2006, the court approved the settlement agreement and entered final judgment and dismissed the claims with prejudice.

In April 2006, Unisys Corporation (“Unisys”) filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging state and federal claims for price-fixing and seeking recovery as both a direct and indirect purchaser of DRAM. The complaint was filed in the Northern District of California and has been related to the MDL proceeding described above. In October 2007, the court denied a motion of the Company, IF North America, and the other defendants to dismiss the Unisys complaint.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

In February and March 2007, four more cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc., and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. All four cases were filed in the Northern District of California and have been related to the MDL described above. All defendants have filed joint motions for summary judgment and to exclude plaintiffs’ principal expert in all of these cases, which have been scheduled for hearing on December 17, 2008.

Sixty-four additional cases were filed through October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except for one relating to foreign purchasers, described below) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999 (the Indirect U.S. Purchaser Class). The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law, and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

The foreign purchasers case referred to above was dismissed with prejudice and without leave to amend in March 2006; the plaintiffs have appealed to the Ninth Circuit Court of Appeals. On August 14, 2008, the Ninth Circuit issued its decision affirming the dismissal of this action. 23 of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the MDL proceeding described above. 19 of the 23 transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to San Francisco County Superior Court for pre-trial proceedings. The plaintiffs in the indirect purchaser cases outside California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pre-trial proceedings.

On January 29, 2008, the district court in the MDL proceedings entered an order granting in part and denying in part the defendants’ motion for judgment on the pleadings directed at several of the claims. Plaintiffs filed a Third Amended Complaint on February 27, 2008. On March 28, 2008, the court granted plaintiffs leave to immediately appeal its decision to the Court of Appeals for the Ninth Circuit. On June 26, 2008, the Ninth Circuit Court of Appeals issued an order agreeing to hear the appeal and the parties submitted a stipulation and proposed order to that effect. The district court stayed proceedings pending the Court of Appeals’ decision whether to accept the appeal and scheduled a hearing for October 30, 2008 to decide whether the stay should remain in place until the appeal is decided.

In July 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against the Company, IF North America and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. In October 2006, this action was made part of the MDL proceeding described above. In July 2006, the attorney generals of Alaska, Arizona, Arkansas, California, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against the Company, IF North America and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

beginning in 1998. In September 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. In October 2006, the Company joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. In August 2007, the court entered orders granting the motions in part and denying the motions in part. Amended complaints in both actions were filed on October 1, 2007. On April 15, 2008, the court issued two orders in the New York and multistate attorneys general cases on the defendants’ motions to dismiss. The order in the New York action denied the defendants’ motion to dismiss. The order in the multistate attorney generals case partly dismissed and partly granted the motion. On May 13, 2008, the Company answered the complaint by the State of New York and the multistate complaint. On September 15, 2008, the Company filed an amended answer to the multistate complaint. Between June 25, 2007 and April 28, 2008, the state attorneys general of six states, Alaska, Delaware, Ohio, New Hampshire, Texas and Vermont, filed requests for dismissal of their claims. Plaintiffs California and New Mexico filed a joint motion for class certification seeking to certify classes of all public entities within both states. On September 5, 2008, the Court entered an order denying both states’ motions for class certification. On September 15, 2008, the New York State Attorney General filed a motion for judgment on the pleadings regarding certain defendants’ affirmative defenses to New York’s amended complaint. A hearing for the motion was scheduled for December 17, 2008.

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

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec, and one was filed in each of Ontario and British Columbia against the Company, IF North America and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM.

Between September and November 2004, seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of purchasers of the Company’s publicly-traded securities who purchased them during the period from March 2000 to July 2004 (the “Securities Class Actions”). The consolidated amended complaint alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM,

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In September 2006, the court dismissed the complaint with leave to amend. In October 2006, the plaintiffs filed a second amended complaint. In March 2007, pursuant to a stipulation agreed with the defendants, the plaintiffs withdrew the second amended complaint and were granted a motion for leave to file a third amended complaint. Plaintiffs filed a third amended complaint in July 2007. A hearing was held on November 19, 2007. On January 25, 2008, the court entered into an order granting in part and denying in part the defendants’ motions to dismiss the Securities Class Action complaint. The court denied the motion to dismiss with respect to plaintiffs’ claims under §§ 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and dismissed the claim under § 20A of the act with prejudice. On August 13, 2008 the court denied a motion of the Company for summary judgment based on the statute of limitations. On August 25, 2008, the Company filed a motion for judgment on the pleadings against foreign purchasers, i.e., proposed class members who are neither residents nor citizens of the United States who bought securities of the Company on an exchange outside the United States. On August 25, 2008, the plaintiffs also filed a motion to certify the class. A hearing on both motions is scheduled for December 15, 2008.

The Company’s directors’ and officers’ insurance carriers have denied coverage in the Securities Class Actions and the Company filed suit against the carriers in December 2005 and August 2006. The Company’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claim against the other insurance carrier is still pending.

In April 2007, Lin Packaging Technologies, Ltd. (“Lin”) filed a lawsuit against the Company, IF North America and an additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that certain DRAM products infringe two Lin patents. In November 2007, the parties settled and the case was dismissed.

On October 31, 2007, Wi-LAN Inc. filed suit in the U.S. District Court for the Eastern District of Texas against Westell Technolgies, Inc. and 16 other defendants, including the Company and IF North America. The complaint alleges infringement of three U.S. patents by certain wireless products compliant with the IEEE 802.11 standards and certain ADSL products compliant with the ITU G.992 standards, in each case supplied by certain of the defendants. On January 25, 2008, the Company and IF North America filed an answer and counterclaim. Wi-LAN’s answer to the counterclaim was filed on March 20, 2008. On April 1, 2008, the Court granted the Company’s and other non-US defendant’s stipulated motion to dismiss without prejudice with respect to such non-US defendants. On July 29, 2008 the court determined the trial date and the date for the “Markman-Hearing” on the construction of essential terms of the asserted patents. The trial date is January 4, 2011; the Markman-Hearing is scheduled for September 1, 2010.

In October 2007, CIF Licensing LLC, New Jersey, USA (“CIF”), a member of the General Electric Group, filed suit in the Civil Court of Düsseldorf, Germany against Deutsche Telekom AG (“DTAG”) alleging infringement of four European patents in Germany by certain CPE-modems and ADSL-systems (the “CIF Suit”). DTAG has given third-party notice to its suppliers — which include customers of Infineon — to the effect that a declaratory judgment of patent infringement would be legally binding on the suppliers. Since January 2008, various suppliers also gave their suppliers — including Infineon — third-party notice. On January 28, 2008, Infineon became a party in the suit on the side of DTAG. CIF then filed suit against Infineon alleging indirect infringement of one of the four European patents. DTAG, most of its suppliers and most of their suppliers have formed a joint defense group. Infineon is contractually obliged to indemnify and/or to pay damages to its customers upon different conditions and to different extents, depending on the terms of the specific contracts. By July 16, 2008, DTAG and all the parties who joined the CIF suit in Düsseldorf had filed their answer to the complaint. At the same time, DTAG, Ericsson AB, Texas Instruments Inc., Nokia Siemens Networks and the Company partly jointly and partly separately filed actions of invalidity before the Federal Patent Court in Munich with respect to all four patents. Concerning the lawsuit in Düsseldorf, CIF must reply by March 9, 2009 and DTAG and the parties who joined the

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

lawsuit on the side of DTAG must respond by September 28, 2009. A court hearing is scheduled for November and December 2009.

On April 12, 2008, Third Dimension Semiconductor Inc. filed suit in the U.S. District Court for the Eastern District of Texas against the Company and IF North America. The complaint alleges infringement of 3 U.S. patents by certain products, including power semiconductor devices sold under the name “CoolMOS”. On May 20, 2008, Third Dimension Semiconductor Inc. filed an amended complaint adding one more U.S. patent to the lawsuit. On September 19, 2008, the Company and IF North America filed an answer and counterclaim.

On April 18, 2008, LSI filed a complaint with the U.S. International Trade Commission to investigate an alleged infringement by 18 parties of one LSI patent (the “ITC Case”). On June 6, 2008, LSI filed a motion to amend such complaint to add Qimonda and four other respondents to the investigation. In addition, LSI filed a lawsuit in the Eastern District of Texas on the same patent against all respondents in the ITC Case, including Qimonda (see note 36).

Accruals and the Potential Effect of these Lawsuits

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the minimum amount is accrued. As of September 30, 2008, Infineon Logic had accrued liabilities in the amount of €37 million related to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses for the DOJ related and securities class action complaints. In addition, as of September 30, 2008, Qimonda had accrued €36 million in connection with these matters. Under the contribution agreement in connection with the carve-out of the Qimonda business, Qimonda is required to indemnify the Company, in whole or in part, for any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities the Company incurs in connection with the antitrust actions and the Securities Class Action described above.

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

An adverse final resolution of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of the respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interest of the Company, as it deems appropriate. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.

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

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Contractual Commitments

The following table summarizes the Company’s commitments with respect to external parties as of September 30, 2008(1):

	Payments Due by Period
		Less
		than	1-2	2-3	3-4	4-5	After
	Total	1 year	years	years	years	years	5 years
	(€ in millions)

Contractual commitments:
Operating lease payments	776	75	63	59	58	56	465
Unconditional purchase commitments	634	594	18	11	3	4	4

Total Commitments	1,410	669	81	70	61	60	469

(1)	Certain payments of obligations or expirations of commitments that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of payments or expirations in the particular case. Actual outcomes could differ from those estimates.

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

Other Contingencies

The following table summarizes the Company’s contingencies with respect to external parties, other than those related to litigation, as of September 30, 2008(1):

	Expirations by Period
		Less
		than	1-2	2-3	3-4	4-5	After
	Total	1 year	years	years	years	years	5 years
	(€ in millions)

Maximum potential future payments:
Guarantees(2)	97	11	—	5	14	3	64
Contingent government grants(3)	47	20	12	4	5	6	—

Total contingencies	144	31	12	9	19	9	64

(1)	Certain expirations of contingencies that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of expirations in the particular case. Actual outcomes could differ from those estimates.

(2)	Guarantees are mainly issued for the payment of import duties, rentals of buildings, and contingent obligations related to government grants received.

(3)	Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not otherwise guaranteed and could be refundable if the total project requirements are not met.

On a group-wide basis the Company has guarantees outstanding to external parties of €199 million as of September 30, 2008 (of which €97 million are guarantees of Infineon Logic and €102 million are guarantees of Qimonda). In addition, the Company, as parent company, has in certain customary

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such third party obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of September 30, 2008, such guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, totaled €1,578 million, of which €1,062 million are guarantees of Infineon Logic and €516 million are guarantees of Qimonda. Of these total guarantees €988 million relates to convertible and exchangeable notes issued, of which €815 million relates to convertible and exchangeable notes issued by Infineon Logic and €173 million relates to convertible notes issued by Qimonda.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of September 30, 2008, a maximum of €330 million of these subsidies could be refundable (of which €283 million relate to Qimonda).

On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo south of Munich, Germany. The office complex, called Campeon, enables the Company to centralize the majority of its Munich-area employees in one central physical working environment. MoTo was responsible for the construction, which was completed in the second half of 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. The Company occupied Campeon under an operating lease arrangement in October 2005 and completed the gradual move of its employees to this new location in the 2006 fiscal year. The complex was leased for a period of 20 years. After year 15, the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 million in escrow, which was included in restricted cash as of September 30, 2008. Lease payments are subject to limited adjustment based on specified financial ratios related to the Company. The agreement was accounted for as an operating lease, in accordance with SFAS No. 13, with monthly lease payments expensed on a straight-line basis over the lease term.

The Company through certain of its sales and other agreements may, in the normal course of business, be obligated to indemnify its counterparties under certain conditions for warranties, patent infringement or other matters. The maximum amount of potential future payments under these types of agreements is not predictable with any degree of certainty, since the potential obligation is contingent on conditions that may or may not occur in future, and depends on specific facts and circumstances related to each agreement. Historically, payments made by the Company under these types of agreements have not had a material adverse effect on the Company’s business, results of operations or financial condition. A tabular reconciliation of the changes in the aggregate product warranty liability for the year ended September 30, 2008 is presented in note 20.

35.	Operating Segment and Geographic Information

The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

The Company’s reported organizational structure became effective on May 1, 2006, following the legal separation of its memory products business into the stand-alone legal entity, Qimonda. Furthermore, effective March 31, 2008, the results of Qimonda are reported as discontinued operations in the Company’s consolidated statements of operations for all periods presented, and the assets and liabilities of Qimonda are classified as held for disposal in the consolidated balance sheets for all periods presented.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

As a result, the Company operates primarily in two operating segments: Automotive, Industrial & Multimarket, and Communication Solutions. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category pursuant to SFAS No. 131.

Following the completion of the Qimonda carve-out, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to Infineon’s logic segments. In addition, Other Operating Segments includes net sales and earnings that Infineon Logic’s 200-millimeter production facility in Dresden recorded from the sale of wafers to Qimonda under a foundry agreement. The Corporate and Eliminations segment reflects the elimination of these net sales and earnings. Furthermore, effective October 1, 2007, raw materials and work-in-process of the common production front-end facilities, and raw materials of the common back-end facilities, are no longer under the control or responsibility of any of the operating segment managers, but rather of the operations management. The operations management is responsible for the execution of the production schedule, volume and units. Accordingly, this inventory is no longer attributed to the operating segments, but is included in the Corporate and Eliminations segment. Only work-in-process of the back-end facilities and finished goods are attributed to the operating segments. Also effective October 1, 2007, the Company records gains and losses from sales of investments in marketable debt and equity securities in the Corporate and Eliminations segment. The segments’ results of operations of prior periods have been reclassified to be consistent with the revised reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.

The accounting policies of the segments are substantially the same as described in the summary of significant accounting policies (see note 2). The Company’s Management Board, has been collectively identified as the CODM. The CODM makes decisions about resources to be allocated to the segments and assesses their performance using revenues and EBIT. The CODM does not review asset information by segment nor does he evaluate the segments on these criteria on a regular basis, except that the CODM is provided with information regarding certain inventories on an operating segment basis. The Company does, however, allocate depreciation and amortization expense to the operating segments based on production volume and product mix using standard costs. Information with respect to the Company’s operating segments follows:

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

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Selected segment data for the years ended September 30, 2006, 2007 and 2008 is as follows:

	2006	2007	2008
	(€ in millions)

Net sales:
Automotive, Industrial & Multimarket	2,839	3,017	2,963
Communication Solutions(1)	1,205	1,051	1,360
Other Operating Segments(2)	310	219	100
Corporate and Eliminations(3)	(240)	(213)	(102)

Total	4,114	4,074	4,321

(1)	Includes sales of €0, €30 million and €10 million for the fiscal years ended September 30, 2006, 2007, and 2008, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes sales of €256 million, €189 million and €79 million for the fiscal years ended September 30, 2006, 2007 and 2008, respectively, from sales of wafers from Infineon Logic’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(3)	Includes the elimination of sales of €256 million, €219 million and €89 million for the fiscal years ended September 30, 2006, 2007 and 2008, respectively, since these sales are not expected to be part of the Qimonda disposal plan.

	2006	2007	2008
	(€ in millions)

EBIT:
Automotive, Industrial & Multimarket	240	291	315
Communication Solutions	(234)	(165)	(73)
Other Operating Segments	4	(12)	(3)
Corporate and Eliminations	(146)	(77)	(287)

Total	(136)	37	(48)

Adjust: Interest expense, net	(67)	(40)	(26)
Extraordinary loss, net of tax	—	35	—

(Loss) income before income taxes, discontinued operations, and extraordinary loss	(203)	32	(74)

	2006	2007	2008
	(€ in millions)

Depreciation and Amortization:
Automotive, Industrial & Multimarket	411	401	341
Communication Solutions	246	186	186
Other Operating Segments	45	22	15
Corporate and Eliminations	—	—	—

Total	702	609	542

Income from investments accounted for using the equity method in the amount of €0 and €4 million was realized in the Automotive, Industrial and Multimarket segment during the years ended September 30, 2007 and 2008, respectively. None of the remaining reportable segments had income from investments accounted for using the equity method during any of the periods presented.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

	2006	2007	2008
	(€ in millions)

Inventories:
Automotive, Industrial & Multimarket	264	307	335
Communication Solutions	108	128	166
Other Operating Segments	—	—	—
Corporate and Eliminations	208	163	162

Total	580	598	663

As of September 30, 2006, 2007 and 2008, all inventories were attributed to the respective operating segment, since they were under the direct control and responsibility of the respective operating segment managers.

	2007	2008
	(€ in millions)

Goodwill:
Automotive, Industrial & Multimarket	—	13
Communication Solutions	52	211
Other Operating Segments	—	—
Corporate and Eliminations	1	1

Total	53	225

Consistent with the Company’s internal management reporting, certain items are included in Corporate and Eliminations and are not allocated to the operating segments. These include certain corporate headquarters costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, restructuring charges and employee share-based compensation expense are included in Corporate and Eliminations and not allocated to the operating segments for internal or external reporting purposes, since they arise from corporate directed decisions not within the direct control of segment management. Furthermore, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by Corporate and Eliminations. The Company allocates excess capacity costs based on a foundry model, whereby such allocations are reduced based upon the lead time of order cancellation or modification. Any unabsorbed excess capacity costs are included in Corporate and Eliminations. Significant components of Corporate and Eliminations’ EBIT for the years ended September 30, 2006, 2007 and 2008 are as follows:

	2006	2007	2008
	(€ in millions)

Corporate and Eliminations:
Unabsorbed excess capacity costs	(33)	(7)	(21)
Restructuring charges (note 8)	(23)	(45)	(181)
Share-based compensation expense (note 27)	(25)	(12)	(5)
Impairment charges	(17)	—	(59)
Other, net	(48)	(13)	(21)

Total	(146)	(77)	(287)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following is a summary of net sales and of property, plant and equipment by geographic area for the years ended September 30:

	2006	2007	2008
	(€ in millions)

Net sales:
Germany	1,010	907	924
Other Europe	933	888	818
North America	535	564	503
Asia/Pacific	1,324	1,450	1,800
Japan	209	213	198
Other	103	52	78

Total	4,114	4,074	4,321

	2006	2007	2008
	(€ in millions)

Property, plant and equipment:
Germany	624	383	434
Other Europe	494	446	316
North America	5	7	10
Asia/Pacific	556	623	549
Japan	4	3	2
Other	1	—	—

Total	1,684	1,462	1,311

Revenues from external customers are based on the customers’ billing location. Regional employment data is provided in note 7.

No single customer accounted for more than 10 percent of the Company’s sales during the fiscal years ended September 30, 2006, 2007 or 2008.

The Company defines EBIT as earnings (loss) before income (loss) from discontinued operations, interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing.

36.	Subsequent Events

Various Matters

Subsequent to September 30, 2008, the Company repurchased notional amounts of €95 million and €22 million of its exchangeable subordinated notes due 2010 and its convertible subordinated notes due 2010, respectively. The repurchases were made out of available cash.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Effective October 1, 2008, the Company is organized into the following five operating segments: Automotive, Chip Card & Security, Industrial & Multimarket, Wireline Communications and Wireless Solutions.

On October 3, 2008, approximately 95 California schools, political subdivisions and public agencies that were previously putative class members of the multistate attorney general complaint described in note 34 filed suit in California Superior Court against the Company, IF North America, and several other DRAM manufacturers alleging DRAM price-fixing and artificial price inflation in violation of California state antitrust and consumer protection laws arising out of the alleged practices described in note 34. The plaintiffs seek recovery of actual and treble damages in unspecified amounts, restitution, costs (including attorneys’ fees) and injunctive and other equitable relief. The Company and Infineon Technologies North America have agreed to accept service of process as of November 19, 2008 in exchange for an extended period of time to respond to the complaint. The current response date is February 12, 2009.

On October 7, 2008, the Company and Third Dimension Semiconductor Inc. signed a Settlement and License Agreement and on October 21, 2008 filed a joint motion to dismiss the patent infringement case brought against the Company.

On October 13, 2008, Qimonda announced that it had entered into a share purchase agreement to sell its 35.6 percent stake in Inotera Memories, Inc., to Micron Technology, Inc., for cash proceeds of $400 million. The sale of the Inotera stake occurred in two equal tranches, on October 20, 2008 and November 26, 2008.

In the litigation led by LSI (see note 34), the court in the Eastern District of Texas stayed the case on June 20, 2008 while the ITC Case is pending. On October 17, 2008, Qimonda became a party to the ITC Case.

On October 21, 2008, the Company learned that the European Commission had commenced an investigation involving the Company’s Chip Card & Security Division for alleged violations of antitrust laws. The investigation is in its very early stages, and the Company is assessing the facts and monitoring the situation carefully.

On October 30, 2008, the district court in the MDL proceedings entered an order staying the indirect purchaser proceedings in the Northern District of California during the period that the Ninth Circuit Court of Appeals considers the appeal on the decision of the district court to dismiss certain claims of the plaintiffs.

On November 12, 2008, Volterra Semiconductor Corporation filed suit against Primarion, Inc., IF North America and Infineon Technologies AG in the United States District Court for the Northern District of California for alleged infringement of five U.S. patents by certain products offered by Primarion.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

On November 25, 2008, Infineon Technologies AG, Infineon Technologies Austria AG and IF North America filed suit in the United States District Court for the District of Delaware against Fairchild Semiconductor International, Inc. and Fairchild Semiconductor Corporation (collectively “Fairchild”) regarding (1) a complaint for patent infringement by certain products of Fairchild and (2) a complaint for declaratory judgment of non-infringement and invalidity of certain patents of Fairchild against the allegation of infringement of those patents by certain products of Infineon. Fairchild has filed a counterclaim in Delaware for a declaratory judgment on (1) infringement by Infineon of those patents which are the subject of Infineon’s complaint for declaratory judgment and (2) non-infringement and invalidity of those patents which are the subject of Infineon’s complaint for infringement. Fairchild has further filed another patent infringement suit against Infineon Technologies AG and IF North America in the United States District Court for the District of Maine alleging that certain products of Infineon infringe on two other patents of Fairchild which are not part of the Delaware lawsuit.

On December 5, 2008, the Company received a request for information from the European Commission regarding DRAM turnover data for its 2001 fiscal year.

Qimonda

On December 21, 2008, the Company, the German Free State of Saxony, and Qimonda jointly announced a financing package for Qimonda (see note 4).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

December 29, 2008
Neubiberg, Germany

Infineon Technologies AG

/s/ Peter Bauer
Peter Bauer
Member of the Management Board and
Chief Executive Officer

/s/  Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and
Chief Financial Officer

Exhibit Index

Exhibit			Exhibit	Filing Date	SEC File
Number	Description of Exhibit	Form	Number	with SEC	Number

1.1	Articles of Association (as of February 2008) (English translation)	Filed herewith.
1.2	Rules of Procedure for the Management Board (as of November 2007) (English translation)	Filed herewith.
1.3	Rules of Procedure for the Supervisory Board (as of November 2007) (English translation)	Filed herewith.
1.4	Rules of Procedure for the Investment Finance and Audit Committee of the Supervisory Board (as of November 2007) (English translation)	Filed herewith.
2	The total amount of long-term debt securities of Infineon Technologies AG authorized under any instrument does not exceed 10% of the total assets of the group on a consolidated basis. Infineon Technologies AG hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Infineon Technologies AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.3	Patent Cross License Agreement between Infineon and Siemens AG, dated as of February 11, 2000	F-1		February 18, 2000	333-11508
4.9	Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and Compagnie IBM France, dated as of June 24, 1999	F-1		February 18, 2000	333-11508
4.18(†)	Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002	20-F	4.38	December 4, 2002	1-15000
4.19(†)	Amendments No 1, 2 and 3 to the Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002	20-F	4.19	November 23, 2005	1-15000
4.19.1(†)	Amendment No. 4 to the Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002	Filed as exhibit 10(i)(I) to the registration statement on form F-1 of Qimonda AG dated August 8, 2006 (file 333-135913) and incorporated herein by reference
4.20	Terms and Conditions of 5% Guaranteed Subordinated Convertible Notes due 2010 in the aggregate nominal amount of EUR 700,000,000 (the “2010 Notes”) issued on June 5, 2003 by Infineon Technologies Holding B.V.	20-F	4.30	November 21, 2003	1-15000
4.21	Undertaking for Granting of Conversion Rights from Infineon to JPMorgan Chase Bank for the benefit of the holders of the 2010 Notes, dated June 2, 2003	20-F	4.31	November 21, 2003	1-15000
4.22	Subordinated Guarantee of Infineon, as Guarantor, in favor of the holders of 2010 Notes, dated June 2, 2003	20-F	4.32	November 21, 2003	1-15000
4.23	Loan Agreement dated June 2, 2003, between Infineon Technologies Holding B.V., as Issuer, and Infineon	20-F	4.33	November 21, 2003	1-15000
4.24	Assignment Agreement dated June 2, 2003, among Infineon Technologies Holding B.V., Infineon and JPMorgan Chase Bank for the benefit of the holders of the 2010 Notes	20-F	4.34	November 21, 2003	1-15000
4.25(†)	Amendment 1, dated June 26, 2003, to Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and Compagnie IBM France, dated as of June 24, 1999	20-F	4.35	November 21, 2003	1-15000
4.25.1(†)	Amendment 2 effective as of December 31, 2005 to Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and IBM XXI SAS dated as of June 24, 1999.	20-F	4.25.1	November 30, 2006	1-15000
4.25.2	Framework Agreement dated as of August 8, 2007 among GlobalInformService, International Business Machines Corporation and Infineon Technologies AG, related to ALTIS Semiconductor	20-F	4.25.2	December 7, 2007	1-15000

Exhibit			Exhibit	Filing Date	SEC File
Number	Description of Exhibit	Form	Number	with SEC	Number

4.26(†)	Real Estate Leasing Contract between MoTo Object CAMPEON GmbH & Co. KG and Infineon dated as of December 23, 2003, with Supplementary Agreements No 1 and 2 (English translation)	20-F	4.28	November 26, 2004	1-15000
4.27.1	Contribution Agreement (Einbringungsvertrag) between Infineon Technologies AG and Qimonda AG, dated as of April 25, 2006, and addendum thereto, dated as of June 2, 2006 (English translation).	Filed as exhibit 10(i)(A) to the registration statement on form F-1 of Qimonda AG dated August 4, 2006 (file 333-135913) and incorporated herein by reference
4.27.2	Contribution Agreement (Einbringungsvertrag) between Infineon Holding B.V. and Qimonda AG, dated as of May 4, 2006 (English translation).	Filed as exhibit 10(i)(B) to the registration statement on form F-1 of Qimonda AG dated August 4, 2006 (file 333-135913) and incorporated herein by reference
4.27.3	Addenda No. 2 and 3 to Contribution Agreement (Einbringungsvertrag) between Infineon Technologies AG and Qimonda AG, dated as of April 25, 2006 (English translation).	Filed as exhibit 4(i)(W) to the annual report on form 20-F of Qimonda AG dated November 21, 2006 (file 1-32972) and incorporated herein by reference
4.27.5	Master Loan Agreement between Qimonda AG and Infineon Technologies Holding B.V., dated April 28, 2006.	Filed as exhibit 10(i)(D) to the registration statement on form F-1 of Qimonda AG dated July 21, 2006 (file 333-135913) and incorporated herein by reference
4.27.6	Global Services Agreement between Infineon Technologies AG and Qimonda AG, effective May 1, 2006.	Filed as exhibit 10(i)(E) to the registration statement on form F-1 of Qimonda AG dated July 21, 2006 (file 333-135913) and incorporated herein by reference
4.27.7	Master IT Cost Sharing Agreement by and between Infineon Technologies AG and Qimonda AG, effective May 1, 2006.	Filed as exhibit 10(i)(Q) to the registration statement on form F-1 of Qimonda AG dated July 28, 2006 (file 333-135913) and incorporated herein by reference
4.28.1	Terms and Conditions of the 1.375% Guaranteed Subordinated Notes due 2010 in the aggregate nominal amount of EUR 215,000,000 (the “2007/2010 Notes”) issued by Infineon Technologies Investment B.V., on September 26, 2007.	20-F	4.28.1	December 7, 2007	1-15000
4.28.2	Subordinated Guarantee by Infineon Technologies AG in Favor of the Holders of the 2007/2010 Notes	20-F	4.28.2	December 7, 2007	1-15000
4.29	Asset Purchase Agreement by and between LSI Corporation and Infineon Technologies AG dated as of August 20, 2007.	Filed as exhibit 2.1 to the current report on form 8-K of LSI Corporation dated October 30, 2007 (file 001-10317) and incorporated herein by reference. Infineon Technologies AG agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.
8	List of Significant Subsidiaries and Associated Companies of Infineon
See “Additional Information — Organizational Structure”
12.1	Certification of chief executive officer pursuant to Exchange Act Rule 13a-14(a)	Filed herewith.
12.2	Certification of chief financial officer pursuant to Exchange Act Rule 13a-14(a)	Filed herewith.
13	Certificate pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith.
14.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft	Filed herewith.

†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission