Form 20-F
period 2009-09-30
INFINEON TECHNOLOGIES AG
filed 2009-12-08
CIK 1107457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☐
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☒
For the fiscal year ended September 30, 2009
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

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class

American Depositary Shares, each representing one ordinary share, notional value €2.00 per share

Ordinary shares, notional value €2.00 per share*

*	Registered, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 1,086,742,085 ordinary shares, notional value €2.00 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐       International Financial Reporting Standards as issued by the International Accounting Standards Board ☒       Other ☐

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

Yes ☐ No ☐

INFINEON TECHNOLOGIES AG

ANNUAL REPORT ON FORM 20-F
FOR THE FISCAL YEAR ENDED
SEPTEMBER 30, 2009

CROSS REFERENCES TO FORM 20-F

		Page

PART I:
Item 1:	Identity of Directors, Senior Management and Advisers	n/a
Item 2:	Offer Statistics and Expected Timetable	n/a
Item 3:	Key Information:
	Selected Financial Data	1
	Exchange Rate Information	115
	Risk Factors	51
Item 4:	Information on the Company:
	History and Development of the Company	65
	Business Overview	65
	Organizational Structure	112
	Property, Plant and Equipment	79,90
Item 4A:	Unresolved Staff Comments	none
Item 5:	Operating and Financial Review and Prospects	2
	Operating Results	12
	Liquidity and Capital Resources	31
	Research and Development; Patents and Licenses	81
	Trend Information	46
	Off-Balance Sheet Arrangements	35
	Contractual Obligations	35
Item 6:	Directors, Senior Management and Employees:
	Directors and Senior Management	91,94
	Compensation	99
	Board Practices	95
	Employees	38
	Share Ownership	95
Item 7:	Major Shareholders and Related Party Transactions:
	Principal Shareholders	105
	Related Party Transactions	106
Item 8:	Financial Information	F-1
	Litigation	88
	Dividend Policy	112
	Significant Changes	113
Item 9:	The Offer and Listing:
	Price History of the Stock	114
	Markets	113
Item 10:	Additional Information:
	Articles of Association	107
	Material Contracts	123
	Exchange Controls	120
	Taxation	115
	Documents on Display	121
	Subsidiary Information	112
Item 11:	Quantitative and Qualitative Disclosure About Market Risks	44
Item 12:	Description of Securities Other Than Equity Securities	n/a

PART II:
Item 13:	Defaults, Dividend Arrearages and Delinquencies	none
Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	none
Item 15:	Controls and Procedures	121
Item 16A:	Audit Committee Financial Expert	122
Item 16B:	Code of Ethics	122
Item 16C:	Principal Accountant Fees and Services	122
Item 16D:	Exemption from the Listing Standards for Audit Committees	123
Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	none

PART III:
Item 18:	Financial Statements	F-1
Item 19:	Exhibits (See Exhibit Index)	—

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Our consolidated financial statements are expressed in Euro. In this annual report, references to “Euro” or “€” are to Euro and references to “U.S. dollars” or “$” are to United States dollars. For convenience, this annual report contains translations of Euro amounts into U.S. dollars at the rate of €1.00 = $1.4630, the noon buying rate of the Federal Reserve Board for Euro on September 30, 2009. The noon buying rate for Euro on November 30, 2009 was €1.00 = $1.5022. Our fiscal year ends on September 30 of each year. References to any fiscal year refer to the year ended September 30 of the calendar year specified. In this annual report, references to:

•	“our company” are to Infineon Technologies AG and its subsidiaries; and

•	“we”, “us” or “Infineon” are to Infineon Technologies AG and its subsidiaries, other than Qimonda, unless the context otherwise indicates; and

•	“Qimonda” are to Qimonda AG and its subsidiaries.

This annual report contains market data that has been prepared or reported by Gartner Inc. and its unit Dataquest, Inc. (together “Gartner Dataquest”), Frost & Sullivan, iSuppli Corporation (“iSuppli”), IMS Research, Strategy Analytics, Inc. (“Strategy Analytics”), and World Semiconductor Trade Statistics (“WSTS”).

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

Use of Non-GAAP Financial Measures

This document contains “non-GAAP” financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our consolidated financial statements. For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures, please refer to “Operating and Financial Review”.

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

We have derived the selected consolidated statements of operations and cash flow data for the 2007 through 2009 fiscal years and the selected consolidated balance sheet data at September 30, 2007 through 2009 from our consolidated financial statements, which have been prepared in accordance with IFRS and audited by KPMG AG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm.

	For the years ended
	September 30,(1)
	2007	2008	2009	2009(2)

Selected Consolidated Statement of Operations Data
Revenue	€3,660	€3,903	€3,027	$4,428
Income (loss) from continuing operations before income taxes	(33)	(165)	(268)	(392)
Income (loss) from continuing operations	(31)	(204)	(273)	(399)
Income (loss) from discontinued operations, net of income taxes	(339)	(3,543)	(398)	(583)
Net income (loss)	(370)	(3,747)	(671)	(982)
Net income (loss) attributable to:
Minority interests	(23)	(812)	(48)	(70)
Shareholders of Infineon Technologies AG	(347)	(2,935)	(623)	(912)
Basic and diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro):
Basic and diluted earnings (losses) per share from continuing operations	€(0.06)	€(0.23)	€(0.32)	$(0.47)
Basic and diluted earnings (losses) per share from discontinued operations	€(0.37)	€(3.38)	€(0.41)	$(0.60)

Basic and diluted earnings (losses) per share	€(0.43)	€(3.61)	€(0.73)	$(1.07)

Selected Consolidated Balance Sheet Data
Cash and cash equivalents	€1,809	€749	€1,414	$2,069
Available-for-sale financial assets	417	134	93	136
Working capital (deficit)(3)	293	293	(3)	(4)
Assets classified as held for disposal	303	2,129	112	163
Total assets	10,599	6,982	4,606	6,739
Short-term debt and current maturities of long-term debt	336	207	521	762
Liabilities associated with assets held for disposal	129	2,123	9	14
Long-term debt	1,227	963	329	481
Total equity	6,004	2,161	2,333	3,413
Selected Consolidated Statements of Cash Flow Data
Net cash provided by operating activities from continuing operations	241	540	268	392
Net cash provided by (used in) operating activities	1,251	(84)	(112)	(164)
Net cash provided by (used in) investing activities from continuing operations	8	(652)	(14)	(20)
Net cash provided by (used in) investing activities	(917)	(662)	13	19
Net cash provided by (used in) financing activities from continuing operations	(214)	(230)	391	572
Net cash provided by (used in) financing activities	(525)	113	351	514
Net increase (decrease) in cash and cash equivalents from discontinued operations	(226)	(291)	(393)	(575)
Net increase (decrease) in cash and cash equivalents	(191)	(633)	252	369

Notes

(1)	During the 2008 fiscal year, we committed to a plan to dispose of Qimonda. As a consequence, the results of Qimonda are reported as discontinued operations in the Selected Consolidated Statements of Operations data for the fiscal years ended September 30, 2007, 2008 and 2009. The assets and liabilities of Qimonda have been classified as held for disposal in the Selected Consolidated Balance Sheet as of September 30, 2008. On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, we deconsolidated Qimonda during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings formally opened. In July 2009, we committed to a plan to sell our Wireline Communications business. As a consequence, the results of the Wireline Communications business are reported as discontinued operations in the Selected Consolidated Statements of Operations data for the fiscal years ended September 30, 2007, 2008 and 2009. Assets and liabilities of the Wireline Communications business have been classified as held for disposal in the Selected Consolidated Balance Sheet as of September 30, 2009. The sale of the Wireline Communications business closed on November 6, 2009.

(2)	Converted from Euro into U.S. dollars at an exchange rate of €1 = $1.4630, which was the noon buying rate on September 30, 2009.

(3)	Working capital consists of current assets less cash and cash equivalents, available-for-sale financial assets and assets held for disposal less short-term liabilities excluding short-term debt and current maturities of long-term debt and liabilities associated with assets classified as held for disposal.

OPERATING AND FINANCIAL REVIEW FOR THE 2009 FISCAL YEAR

This discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and other financial information included elsewhere in this annual report. Our audited consolidated financial statements have been prepared on the basis of a number of policies and assumptions more fully explained in Note 1 (Description of Business and Basis of Presentation) and Note 2 (Summary of Significant Accounting Policies) to our audited consolidated financial statements appearing elsewhere in this annual report.

Effective October 1, 2008, to better align our business with its target markets, we reorganized our core business into five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions, and Wireline Communications. Furthermore, our Management Board changed the measure it uses to assess the operating performance of our operating segments to Segment Result(1) . In July 2009, we entered into an asset purchase agreement to sell our Wireline Communications business, which closed on November 6, 2009. As a result of the planned sale, the Management Board determined that Wireline Communications ceased to be an operating segment in September 2009. All periods presented have been recast to reflect the new segment presentation (see note 39 to our consolidated financial statements). All assets and liabilities of the Wireline Communications business to be sold are presented as “Assets classified as held for disposal” and “Liabilities associated with assets classified as held for disposal” in our consolidated balance sheet as of September 30, 2009, and the results of the Wireline Communications business to be sold are presented as “Discontinued operations, net of income taxes” in our consolidated statements of operations for all periods presented.

Overview of the 2009 Fiscal Year

During our 2009 fiscal year, which ended September 30, the world economy entered into its deepest recession of the last 60 years. The global semiconductor market contracted 20 percent (in U.S. dollar terms) in the 2009 fiscal year compared to the prior fiscal year, according to WSTS (September 2009).

The following were the key developments in our business during the 2009 fiscal year:

Financial Results

•	Our 2009 fiscal year was significantly impacted by the overall economic slowdown, resulting in an overall 22 percent decrease in our revenues from €3,903 million in the 2008 fiscal year to €3,027 million in the 2009 fiscal year. In particular, during the first half of the 2009 fiscal year we experienced a sharp decline in revenues, while in the second half and particularly in the fourth quarter, we experienced a partial recovery of our revenues. All our operating segments faced revenue decreases in the 2009 fiscal year compared to the 2008 fiscal year. Revenues of our operating segments in the 2009 fiscal year were as follows: Automotive revenues were €839 million (2008 fiscal year: €1,257 million), Industrial & Multimarket revenues were €905 million (2008 fiscal year: €1,171 million), Chip Card & Security revenues were €341 million (2008 fiscal year: €465 million), and Wireless Solutions revenues were €917 million (2008 fiscal year: €941 million). With a revenue decline of 33 percent, our Automotive segment was affected most by the worldwide recession, while the revenue decline in our Wireless Solutions segment was only 3 percent, which, among others, reflects the successful ramp-up of our 3G-mobilephone-platform.

•	The Segment Result of our operating segments in the 2009 fiscal year was as follows: Automotive was negative €117 million (2008 fiscal year: €105 million), Industrial & Multimarket was €35 million (2008 fiscal year: €134 million), Chip Card & Security was negative €4 million (2008 fiscal year: €52 million), and Wireless Solutions was negative €36 million (2008 fiscal year: negative €18 million). Thus, the Segment Results for all our operating segments decreased in the 2009 fiscal year

 (1) We define Segment Result as operating income (loss) excluding asset impairments, net, restructuring charges and other related closure costs, net,share-based compensation expense, acquisition-related amortization and gains (losses), gains (losses) on sales of assets, businesses, or interests in subsidiaries, and other income (expense), including litigation settlement costs.

compared to the 2008 fiscal year, primarily reflecting the decrease in revenues and resulting increased idle capacity cost, which could only be partially offset by cost savings realized through the 2009 fiscal year. With a decrease in Segment Result of €222 million, our Automotive segment was impacted the most by the economic slowdown compared to our other segments. We experienced a partial recovery in the Segment Results during the second half of the 2009 fiscal year compared to the first half of the 2009 fiscal year as a result of higher revenues, which also led to lower idle capacity cost, and the positive impact of cost savings realized under our IFX10+ cost-reduction program and from short-time work and unpaid leave. In particular, our Wireless Solutions segment improved its Segment Result during the second half of the 2009 fiscal year compared to the first half of the fiscal year and the second half of the 2008 fiscal year. For all other operating segments, their respective Segment Results in the second half of the 2009 fiscal year were lower than their respective Segment Results in the second half of the 2008 fiscal year. Segment Result of Other Operating Segments was negative €13 million (2008 fiscal year: negative €12 million) and Corporate and Elimination Segment Result was negative €32 million (2008 fiscal year: negative €24 million).

•	Our loss from continuing operations before income taxes increased by €103 million from negative €165 million in the 2008 fiscal year to negative €268 million in the 2009 fiscal year. This increase primarily reflected decreased gross profit due to decreased revenues and corresponding higher idle capacity cost, which was only partly offset by decreases in research and development expenses as well as selling, general and administrative expenses and other operating expenses. Furthermore, the increase of financial income by €43 million and the decrease of financial expense by €25 million in the 2009 fiscal year compared to the 2008 fiscal year positively impacted our results from continuing operations before income taxes for the 2009 fiscal year.

•	Loss from discontinued operations, net of income taxes, in the 2009 fiscal year was €398 million compared to €3,543 million for the prior fiscal year. Loss from discontinued operations, net of income taxes, attributable to Qimonda was €420 million. This amount primarily reflected the realization of accumulated currency translation losses totaling €188 million and charges for provisions and allowances of €227 million, in connection with Qimonda’s insolvency proceedings. The results attributable to the Wireline Communications business in the 2009 fiscal year which are presented in loss from discontinued operations, net of income taxes, of positive €22 million only partially offset the negative impact of Qimonda. In the 2008 fiscal year, loss from discontinued operations, net of income taxes, was €3,543 million, including Qimonda’s negative results of €2,084 million and an after tax write-down of €1,475 million in order to remeasure Qimonda to its estimated fair value less costs to sell as of September 30, 2008. Also included in loss from discontinued operations, net of income taxes, for the 2008 fiscal year is positive €16 million from the Wireline Communications business.

•	As a result of the developments described above, our net loss decreased from €3,747 million in the 2008 fiscal year to €671 million in the 2009 fiscal year. In particular, we incurred significant net losses during the first half of the 2009 fiscal year resulting from the deconsolidation of Qimonda and the impact of Qimonda’s insolvency and the effects of the economic slowdown on our business. As a result of the partial recovery of our revenues during the second half of the 2009 fiscal year together with our cost savings efforts and lower charges in connection with Qimonda’s insolvency, our net loss in the second half of the 2009 fiscal year significantly decreased and we reached break even for the fourth quarter of the 2009 fiscal year.

•	Our cash flow provided by operating activities from continuing operations decreased from €540 million in the 2008 fiscal year to €268 million in our 2009 fiscal year. Cash flow used in operating activities from discontinued operations was €380 million in the 2009 fiscal year, compared to €624 million in the prior year. The operating cash flow used in discontinued operations primarily reflects the losses incurred by Qimonda in the 2008 and 2009 fiscal years. The sum of our cash flows used in operating activities (continuing and discontinued operations combined) increased from €84 million during the 2008 fiscal year to €112 million during the 2009 fiscal year.

Corporate Activities

•	In addition to dealing with the impact of the economic slowdown, our 2009 fiscal year was characterized by several measures to improve our financial condition:

•	During the 2009 fiscal year, we repurchased and redeemed notional amounts of €215 million of our exchangeable subordinated notes due 2010 and €152 million of our convertible subordinated notes due 2010. The repurchases were made out of available cash. We realized pre tax-gains of €61 million net of transaction costs, which were recognized in financial income for the 2009 fiscal year for repurchases totaling €167 million of our exchangeable subordinated notes due 2010 and €78 million of our convertible subordinated notes due 2010. For repurchases and redemptions totaling €48 million of our exchangeable subordinated notes due 2010 and €74 million of our convertible subordinated notes due 2010, we realized pre-tax losses of €6 million, which were recognized in financial expense during the 2009 fiscal year. As of September 30, 2009, the outstanding notional amount of our convertible subordinated notes due 2010 was €448 million. Our exchangeable subordinated notes due 2010 were fully redeemed as of September 30, 2009.

•	On May 26, 2009, through our subsidiary Infineon Technologies Holding B.V., Rotterdam, the Netherlands, we issued new convertible subordinated notes due 2014 in the notional amount of €196 million at a discount of 7.2 percent. The subordinated notes due 2014 bear interest of 7.5 percent and were originally convertible, at the option of the holders, into a maximum of 74.9 million ordinary shares of Infineon, at a conversion price of €2.61 per share through maturity. As a result of our share capital increase described below, the conversion price has been adjusted to €2.33 in accordance with an antidilution provision contained in the notes. The subordinated notes due 2014 are listed on the Open Market (Freiverkehr ) of the Frankfurt Stock Exchange.

•	On July 7, 2009, we entered into an asset purchase agreement to sell our Wireline Communications business to Lantiq, affiliates of Golden Gate Private Equity Inc. (“Lantiq”). The majority of the purchase price was paid at closing on November 6, 2009, in the amount of €223 million, with up to an additional €20 million of the purchase price being payable nine months after the closing date. The sale of the Wireline Communications business allows us to concentrate on our four remaining operating segments, while at the same time further improving our balance sheet and strengthening our liquidity position.

•	On July 16, 2009, we announced the launch of a rights issue for up to 337 million shares, with a subscription price of €2.15 per share and a subscription period from July 20, 2009 through August 3, 2009. The new shares were offered to our existing shareholders for subscription at a ratio of four new shares for every nine outstanding shares held. Settlement for the new shares subscribed for under the rights offering occurred August 5, 2009, resulting in the issuance of 323 million new shares. In connection with the rights issue, we entered into a backstop arrangement with a financial investor to purchase any unsubscribed shares, subject to certain conditions. In the second step of the rights issue, on August 11, 2009, 14 million shares were issued to Admiral Participations (Luxembourg) S.a.r.l., a subsidiary of a fund managed by Apollo Global Management LLC. After the execution of the capital increase, our share capital consisted of €2,173 million. The capital increase resulted in gross proceeds to us of €725 million. Costs incurred in connection with the capital increase amounted to €45 million.

•	To address rising risks in the market environment, adverse currency trends and partially below benchmark margins, we implemented our cost-reduction program “IFX10+” in the third quarter of the 2008 fiscal year. Subsequent to the end of the 2008 fiscal year, and in light of continuing adverse developments in general economic conditions and in particular in our industry, we identified significant further costs savings in addition to those originally anticipated. In response to the continued and increasingly severe deterioration in the general market environment, additional substantial cost reductions and cash savings were achieved. Among others, we implemented reduced working hours and unpaid leave during the 2009 fiscal year. In addition, we changed our bonus schemes for the 2009 fiscal year, issued a tightened travel policy, and terminated a service anniversary bonus payment scheme. Our operating expenses (including research and development cost as well as selling, general and administrative expense) for the 2009 fiscal year decreased by €263 million compared to the 2008 fiscal year. Our management believes that these savings are primarily due to our IFX 10+ cost-reduction program. This figure includes cost savings resulting from reduced working hours and unpaid leave, but excludes the cost savings realized in our Wireline Communications business, which are included in results from discontinued operations, net of income taxes.

We also made significant progress in reducing the number of employees. As of September 30, 2009, our workforce was 26,464 compared to 29,119 as of September 30, 2008, a reduction of 9 percent. Compared to June 30, 2008, (before we implemented the IFX10+ cost-reduction program), we reduced our workforce by 10 percent.

•	On March 4, 2009, we sold the business of our wholly-owned subsidiary Infineon Technologies SensoNor AS (“SensoNor”), including property, plant and equipment, inventories, and pension liabilities, and transferred employees of this subsidiary to a newly formed company called SensoNor Technologies AS, for cash consideration of €4 million and one share in the capital of the new company. In addition, we granted licenses for intellectual property and entered into a supply agreement through December 2011 with the new company. As a result of this transaction, we realized pre-tax losses of €17 million, which were recorded in other operating expense in the 2009 fiscal year. We have entered into business agreements with the new company to ensure a continued supply of the components for our tire pressure monitoring systems until we ramp up production at our Villach site.

•	On June 9, 2009, we signed an agreement with LS Industrial Systems Co., Ltd., South Korea, to establish the joint venture LS Power Semitech Co., Ltd., to jointly develop, produce and market molded power modules for low power applications. We intend to license to the joint venture intellectual property (“IP”), technology and process know-how for our power module family CIPOStm (Control Integrated Power System), and intend to transfer existing CIPOS backend manufacturing equipment from Regensburg, Germany to the joint venture. We will hold 46 percent of the joint venture, which will be headquartered in South Korea.

•	As part of our ongoing efforts to improve our production processes and improve our cost position, we:

•	are currently ramping up production of products using 65-nanometer technology at several manufacturing partners and have begun to develop products based on 40-nanometer technology, which we currently plan to have manufactured by one of our manufacturing partners; and

•	are proceeding with our development agreements with International Business Machines Corporation (“IBM”) and its development and manufacturing partners to develop 32-nanometer technology. This agreement builds on the success of earlier joint development and manufacturing agreements.

Product and Technology Developments

•	We continue to invest in research and development and achieved a number of significant milestones and product developments during the 2009 fiscal year:

Energy Efficiency

•	Further expanding our leading role in fluorescent, high-intensity discharge (“HID”) and solid-state lighting applications, we launched our next-generation smart ballast controller for use in compact fluorescent lamps, linear fluorescent T5 and T8 lamps, dimmable fluorescent lamps and emergency lighting. Today, around one third of all energy consumption is electrical energy of which around 15 percent is consumed by lighting, creating a growing demand for efficient lighting systems. The new lamp ballast controller has been selected by a number of the world’s leading lighting manufacturers.

•	We and Robert Bosch GmbH (“Bosch”) are widening our cooperation to include power semiconductors. The collaboration between the companies has two key aspects. First, Bosch licenses from us certain manufacturing processes for power semiconductors — specifically, for low-voltage power MOSFETs (metal oxide semiconductor field-effect transistors) — along with the requisite manufacturing technologies. Second, the collaboration includes a second-source agreement. Parallel to Bosch’s own semiconductor manufacturing in Reutlingen, Germany, we will produce components developed on the basis of these processes and will supply Bosch with these components. We and Bosch are also working jointly on the development of enabling technologies for the production of power semiconductors.

•	With the 600V CoolMOStm C6 series, our latest high-performance power MOSFETs, we enable energy conversion applications such as PFC (Power Factor Correction) or PWM (Pulse Width Modulation) stages to be made significantly more energy efficient. CoolMOStm C6 devices target various energy efficient applications such as power supplies or adapters for PCs, notebooks or mobile phones, lighting (HID) products, as well as displays (LCD or Plasma TV) and consumer applications like gaming consoles. Our latest power semiconductor generation allows for highly reliable end products compliant with today’s high efficiency requirements and government regulations.

Security

•	We have maintained our strong position in the chip card and security IC market. U.S. market research company Frost & Sullivan named us, for the twelfth consecutive year, as the top supplier of chip card semiconductors. In 2008, our market share was 26 percent of the overall chip card IC (integrated circuit) market, which totals about 2.4 billion U.S. dollar according to Frost & Sullivan. Our strong market position is particularly driven by our leadership in the Government Identification (“ID”) and payment market segments.

In government ID applications, roughly half of all government ID documents (excluding the China national ID project) issued in 2008 incorporated one of our security chips. Government ID applications include electronic documents, such as passports, national ID cards, health cards, drivers licenses and social security cards. Today, our products are used in the public domain of about one third of the 192 UN member states. A key success factor in this sensitive market is the ability to provide long-term security and robust, high-quality products with excellent contactless performance. In the payment market we are also a key partner of the secure chip card industry. We are a major supplier for many of the world’s largest financial card applications, including credit and debit card programs in France, Germany, the UK and Korea.

•	Our position as key innovator in the chip card industry was again recognized when we were awarded the 2008 Sesame Award in the category of “Best Hardware” for our latest 16-bit security microcontroller family, SLE 78. We received the award because the new chips integrate a highly innovative self-checking security mechanism — called “Integrity Guard” — which we specifically developed for chip card and security applications. This is the fifth time we have received this prestigious award.

Communications

•	In January 2009, we won the Innovation Award of German Industry for the best technological innovation in the category of “large-scale enterprises” for our X-GOLDtm 101 mobile phone chip. This chip enables the production of a simple mobile phone from a single-chip, cutting the manufacturing cost of mobile phones by over 30 percent. It is the second time we have received this prestigious award.

•	We announced our third-generation ultra-low-cost (“ULC”) mobile phone chips. The X-GOLDtm 110 is the industry’s most integrated and cost-effective one-chip solution for GSM/GPRS ultra low-cost phones. The bill of material for mobile phone manufacturers is approximately 20 percent lower compared to existing GSM/GPRS solutions. The new platform supports color display, MP3 playback, FM radio, and USB charging, and can be used in Dual-SIM and camera solutions.

•	In our RF business, we announced the sampling of the second generation of our Long-Term-Evolution (LTE) RF transceiver. The SMARTitm LU is a single-chip-65-nanometer CMOS RF transceiver providing LTE/3G/2G functionality with digital baseband interface in LTE networks for data rates up to 150 megabit per second. The latest revision of SMARTitm LU adds LTE FDD/TDD mode and new frequency bands supporting leading operators in North America and China. SMARTitm LU will ship in volume in the second half of the 2010 calendar year. In addition, we announced the third generation of our 3G RF transceiver family SMARTitm UE. The SMARTitm UEmicro is optimized for lowest cost 3G designs and enables a 40 percent lower bill of material than available solutions on the market. SMARTitm UEmicro meets the feature requirements and cost targets of emerging 3G mass markets in China and India. Volume shipments are expected to start in the first half of the 2010 calendar year.

Our Business

We design, develop, manufacture and market a broad range of semiconductors and complete system solutions used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer goods, automotive products, industrial automation and control systems, and chip card applications. Our products include standard commodity components, full-custom devices, semi-custom devices, and application-specific components for analog, digital, and mixed-signal applications. We have operations, investments, and customers located primarily in Europe, Asia and North America.

Our core business is currently organized in four operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, and Wireless Solutions:

•	The Automotive segment designs, develops, manufactures and markets semiconductors for use in automotive applications. Together with its product portfolio, we offer corresponding system know-how and support to our customers.

•	The Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in industrial applications and in applications with customer-specific product requirements.

•	The Chip Card & Security segment designs, develops, manufactures and markets a wide range of security controllers and security memories for chip card and security applications.

•	The Wireless Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireless communication applications.

Our current segment structure reflects a reorganization of our operations effective October 1, 2008. To better align our business with our target markets, we reorganized our core business into five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions, and Wireline Communications. In July 2009, we entered into an asset purchase agreement to sell our Wireline Communications business, which closed on November 6, 2009. As a result of the planned sale, our Management Board determined that the Wireline Communications business ceased to be an operating segment in September 2009, and the results of the Wireline Communications business are reported as discontinued operations in our consolidated statements of operations for all periods presented. Segment results for all periods presented have been recast to be consistent with the current reporting structure and presentation, as well as to facilitate analysis of operating segment information. Assets and liabilities of the Wireline Communications business in the consolidated balance sheet as of September 30, 2009 are classified as “held for disposal”.

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

In addition, we currently hold a 77.5 percent interest in Qimonda, which was carved-out in 2006. On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG (“Qimonda Dresden”) filed an application to commence insolvency proceedings, and formal insolvency proceedings were opened on April 1, 2009. Formal insolvency proceedings have also been commenced by several additional subsidiaries of Qimonda in various jurisdictions. The final resolution of the insolvency proceedings, including the final disposition of the remaining assets and liabilities of Qimonda, cannot be predicted at this time. As a result of the application, we deconsolidated Qimonda during the second quarter of the 2009 fiscal year. During the second quarter of the 2008 fiscal year, we committed to a plan to dispose of Qimonda. As a result, the assets and liabilities of Qimonda in the consolidated balance sheet as of September 30, 2008, were classified as “held for disposal”, and the results of Qimonda are reported in our consolidated statements of operations as discontinued operations through deconsolidation for all periods presented.

The Semiconductor Industry and Factors that Impact Our Business

Our business and the semiconductor industry generally are highly cyclical and characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life-cycles and wide fluctuations in product supply and demand.

Cyclicality

The market for semiconductors has historically been volatile. Supply and demand have fluctuated cyclically and have caused pronounced fluctuations in prices and margins. According to WSTS (November 2009), the overall market growth (in U.S. dollar terms) compared to the previous year was 8.9 percent in 2006 and 3.2 percent in 2007, before decreasing by 2.8 percent in 2008. WSTS predicts that the overall market will contract by approximately 11 percent in the 2009 calendar year.

The industry’s cyclicality results from a complex set of factors, including, in particular, fluctuations in demand for the end products that use semiconductors and fluctuations in manufacturing capacity. This cyclicality is especially pronounced in the memory portion of the industry. Semiconductor manufacturing facilities (so-called fabrication facilities, or “fabs”) can take several years to plan, construct, and begin operations. Semiconductor manufacturers have in the past made capital investments in plant and equipment during periods of favorable market conditions, in response to anticipated demand growth for semiconductors. If more than one of these newly built fabs comes on-line at about the same time, the supply of chips to the market can be vastly increased. Without sustained growth in demand, this cycle has typically led to manufacturing over-capacity and oversupply of products, which in turn has led to sharp drops in semiconductor prices. When prices drop, manufacturers have in the past cut back on investing in new fabs. As demand for chips grows over time, without additional fabs coming on-line, prices tend to rise, leading to a new cycle of investment. The semiconductor industry has generally been slow to react to declines in demand, due to its capital-intensive nature and the need to make commitments for equipment purchases well in advance of planned expansion.

We attempt to mitigate the impact of cyclicality by investing in manufacturing capacities throughout the cycle and entering into alliances and foundry manufacturing arrangements that provide flexibility in responding to changes in the cycle.

Substantial Capital and Research & Development Expenditures

Semiconductor manufacturing is very capital-intensive. The manufacturing capacities that are essential to maintain a competitive cost position require large capital investments. The top 10 capital spenders in the industry, according to IC Insights, account for approximately 60 percent of the industry’s projected 2009 capital spending budgets. Manufacturing processes and product designs are based on leading-edge technologies that require considerable research and development expenditures. A high percentage of the cost of operating a fab is fixed; therefore, increases or decreases in capacity utilization can have a significant effect on profitability.

Because pricing, for commodity products in particular, is market-driven and largely beyond our control, a key factor in achieving and maintaining profitability is to continually lower our per-unit costs by reducing total costs and by increasing unit production output through productivity improvements.

To reduce total costs, we intend to continue to seek to share the costs of our research and development (“R&D”) and manufacturing with third parties, either by establishing alliances or through the use of foundry facilities for manufacturing. We believe that cooperation in alliances for R&D, as well as manufacturing and foundry partnerships, provide us with a number of important benefits, including the sharing of risks and costs, reductions in our own capital requirements, acquisitions of technical know-how, and access to additional production capacities. Our principal alliances are with the International Semiconductor Development Alliance (“ISDA”), a technology alliance among IBM, GlobalFoundries Inc., Chartered Semiconductor Manufacturing Ltd. (“Chartered Semiconductor”), Freescale Seminconductor, Inc., NEC Corporation, Samsung Electronics Ltd., STMicroelectronics NV, Toshiba Corporation and Infineon for CMOS development and manufacturing at 45-nanometer and 32-nanometer process technologies. We have established foundry relationships with United Microelectronics Corporation (“UMC”) for 130-nanometer, 90-nanometer and 65-nanometer manufacturing as well as with Chartered Semiconductor and Taiwan Semiconductor Manufacturing Company (“TSMC”) for 65-nanometer manufacturing. Further, we announced in November 2009 the signing of a joint development agreement for 65-nanometer embedded Flash technology with TSMC.

In the backend field, STMicroelectronics NV, STATS ChipPAC Ltd. and Infineon are jointly developing the next-generation of embedded Wafer-Level Ball Grid Array (“eWLB”) technology, based on our first-generation technology, for use in manufacturing future-generation semiconductor packages. This builds on our existing eWLB packaging technology, which we have licensed to our development partners. The new R&D effort, for which the resulting IP will be jointly owned by the three companies, will focus on using both sides of a reconstituted wafer to provide solutions for semiconductor devices with a higher integration level and a greater number of contact elements.

We expect to continue to increase unit production output through improvements in manufacturing, which is achieved by producing chips with smaller structure sizes (more bits per chip) and by producing more chips per silicon wafer (by using larger wafers). Currently, a substantial portion of our capacity is based on 130-nanometer and 90-nanometer structure sizes. Our 130-nanometer process technology, with up to eight layers of copper metallization, is in volume production at several manufacturing sites, including our Dresden facility. Additional 130-nanometer process options have been developed to fulfill the needs of specialty applications. Our 90-nanometer technology is in production. We are currently manufacturing 65-nanometer technology at several foundry partners and are developing products based on 40-nanometer technology which we currently plan to manufacture initially at one of our manufacturing partners.

About half of our internal fab capacity is used for the manufacture of power semiconductors used in automotive and industrial applications. We have power semiconductor manufacturing sites in Regensburg, Germany, in Villach, Austria and in Kulim, Malaysia. We continue to focus on innovation for power semiconductors, introducing power copper metallization and special processes to fabricate ever thinner wafers to optimize electrical resistance.

Technological Development and Competition

Sales prices per unit are volatile and generally decline over time due to technological developments and competitive pressure. Although logic products generally have a certain degree of application specification, unit sales prices for logic products typically decline over time as technology develops.

We aim to offset the effects of declining unit sales prices on total revenue by optimizing product mix, by increasing unit sales volume and by continually reducing per-unit production costs. The growth in volume depends in part on productivity improvements in manufacturing, for example by moving to ever-smaller structure sizes.

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

Product Development Cycles

For our products, the cycle for test, evaluation and adoption of our products by customers before the start of volume production can range from several months to more than one year. Due to this lengthy cycle, we may experience significant delays from the time we incur expenses for R&D, marketing efforts, and investments in inventory, to the time we generate corresponding revenue, if any.

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

Intellectual Property

Due to the high-technology nature of the semiconductor industry, Intellectual Property (“IP”), meaning intangible assets relating to proprietary technology, is of significant importance. We also derive modest revenues from the licensing of our IP, generally pursuant to cross licensing agreements. Our IP rights include patents, copyrights, trade secrets, trademarks, utility models and designs. The subjects of our patents primarily relate to IC designs and process technologies. We believe that our intellectual property is a valuable asset not only to protect our investment in technology but also a vital prerequisite for cross licensing agreements with third parties.

As of September 30, 2009, we owned more than 20,800 patent applications and patents (both referred to as “patents” below) in over 40 countries throughout the world. These patents belong to approximately 8,150 “patent families” (each patent family containing all patents originating from the same invention). 1,900 of those patent applications and patents (approximately 820 patent families) were transferred to Lantiq upon the closing of the sale of our Wireline Communications business on November 6, 2009.

We record assets on our balance sheet for self-developed IP. Costs for development activities may be capitalized if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and we intend, and have sufficient resources, to complete development and use or sell the asset. The costs capitalized include the cost of materials, direct labor and directly attributable general overhead expenditures that serve to prepare the asset for use. Costs of research activities which do not fulfill the criteria for capitalization are expensed as incurred. IP licensed from others or acquired through a business combination is also reflected on our balance sheet, and reduced through amortization over its expected useful life. The value of such acquired IP is often complex and difficult to estimate.

Challenges that Lie Ahead

Going forward, our success will remain highly dependent on our ability to stay at the leading edge of technology development, and to continue to optimize our product portfolio. We must achieve both objectives to ensure that we have the flexibility to react to fluctuations in market demand for different types of semiconductor products. We believe that the ability to offer and the flexibility to manufacture a broad portfolio of products will be increasingly important to our long-term success in many markets in the semiconductor industry. Establishing and maintaining advantageous technology, development and manufacturing alliances, including the use of third-party foundries, and continuing our efforts to broaden our product portfolio will make it easier for us to respond to changes in market conditions and to improve our financial performance.

Semiconductor Market Conditions in the 2009 Fiscal Year

According to WSTS (September 2009), the global semiconductor market contracted (in U.S. dollar terms) by 20 percent through the first nine months of the 2009 calendar year compared to the same period in the prior year, following a market contraction of 2.8 percent in the 2008 calendar year. In November 2009, WSTS predicted the global semiconductor market would shrink by approximately 11 percent in the full 2009 calendar year. Sales in North America are expected to decrease by 1 percent and in Europe by 24 percent in the 2009 calendar year, according to WSTS. The semiconductor market in Asia/Pacific (excluding Japan) is expected to contract by 7 percent; the Japanese market is expected to contract by 21 percent compared to the 2008 calendar year. Sales of non-memory products (logic chips, analog, and discretes), which accounted for 81 percent of the entire market in the first nine months of the 2009 calendar year, are predicted to decrease by 12 percent compared with the 2008 calendar year. Sales of memory products are predicted to decline by 8 percent compared with the 2008 calendar year. In the 2008 calendar year, the memory market contracted by 20 percent (WSTS, November 2009).

Results of Operations

Results of Operations as a Percentage of Revenue

The following table presents the various line items in our consolidated statements of operations expressed as percentages of revenue.

	For the years ended September 30,(1)
	2007	2008	2009

Revenue	100.0%	100.0%	100.0%
Cost of goods sold	(67.5)	(66.1)	(78.2)

Gross profit	32.5	33.9	21.8

Research and development expenses	(17.0)	(15.5)	(15.5)
Selling, general and administrative expenses	(12.3)	(13.3)	(13.0)
Other operating income	1.0	3.1	1.0
Other operating expenses	(1.5)	(9.4)	(1.6)

Operating income (loss)	2.7	(1.2)	(7.3)

Financial income	3.0	1.5	3.3
Financial expense	(6.6)	(4.6)	(5.1)
Income from investments accounted for using the equity method	—	0.1	0.2

Loss from continuing operations before income taxes	(0.9)	(4.2)	(8.9)

Income tax benefit (expense)	0.1	(1.0)	(0.1)

Loss from continuing operations	(0.8)	(5.2)	(9.0)

Loss from discontinued operations, net of income taxes	(9.3)	(90.8)	(13.2)

Net loss	(10.1)%	(96.0)%	(22.2)%

Attributable to:
Minority interests	(0.6)%	(20.8)%	(1.6)%
Shareholders of Infineon Technologies AG	(9.5)%	(75.2)%	(20.6)%

(1)	Columns may not add up due to rounding.

Reorganization

Our organizational structure for the period through March 31, 2008, became effective on May 1, 2006, following the legal separation of our memory products business into the stand-alone legal company Qimonda. Effective March 31, 2008, the results of Qimonda until deconsolidation are reported as discontinued operations in our consolidated statements of operations for all periods presented, and the assets and liabilities of Qimonda have been classified as held for disposal in the consolidated balance sheet as of September 30, 2008.

Following the completion of the Qimonda carve-out, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to our segments. In addition, Other Operating Segments includes revenue and earnings that our 200-millimeter production facility in Dresden recorded from the sale of wafers to Qimonda under a foundry agreement, which was cancelled during the 2008 fiscal year. The Corporate and Eliminations segment reflects the elimination of these revenue and earnings. Also, effective October 1, 2007, we record gains and losses from sales of investments in marketable debt and equity securities in the Corporate and Eliminations segment.

Effective October 1, 2008, to better align our business with our target markets, we reorganized our core business into five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security,

Wireless Solutions and Wireline Communications. On July 7, 2009, we entered into an asset purchase agreement to sell our Wireline Communications business which closed on November 6, 2009. As a result of the planned sale, our Management Board determined that the Wireline Communications business ceased to be an operating segment in September 2009, and the results of the Wireline Communications business are reported as discontinued operations in our consolidated statements of operations for all periods presented, and the assets and liabilities of the Wireline Communications Business in the consolidated balance sheet as of September 30, 2009 are classified as “held for disposal”.

Segment results for all periods presented have been recast to be consistent with the current reporting structure and presentation, as well as to facilitate analysis of operating segment information.

Revenue

We generate our revenues primarily from the sale of our semiconductor products and systems solutions. Our semiconductor products include a wide array of chips and components used in electronic applications ranging from wireless communication systems, to chip cards, automotive electronics, and industrial applications.

We generated the majority of our product revenues in the 2009 fiscal year through our direct sales force, with approximately 20 percent of revenues derived from sales made through distributors.

We derive our modest license revenue from royalties and license fees earned on technology that we own and license to third parties. This enables us to recover a portion of our research and development expenses, and also often allows us to gain access to manufacturing capacity at foundries through joint licensing and capacity reservation arrangements.

Our revenues fluctuate in response to a combination of factors, including the following:

•	the market prices for our products, including fluctuations in currency exchange rates that affect our prices;

•	our overall product mix and sales volumes;

•	the stage of our products in their respective life cycles;

•	the effects of competition and competitive pricing strategies;

•	governmental regulations influencing our markets (e.g., energy efficiency regulations); and

•	the global and regional economic cycles.

	For the years ended September 30,
	2007	2008	2009
	(€ in millions, except percentages)

Revenue	3,660	3,903	3,027
Changes year-on-year		7%	(22)%
Of which:
License income	19	53	18
Percentage of revenue	1%	1%	1%
Effect of foreign exchange over prior year	(154)	(239)	169
Percentage of revenue	(4)%	(6)%	6%
Impact of acquisitions over prior year	—	133	—
Percentage of revenue	—%	3%	—%

In the 2008 fiscal year, revenues increased primarily as a result of the revenue increase in the Wireless Solutions segment, partially offset by the revenue decline in other operating segments due to the sale of our HDD business to LSI in April 2008. The slight revenue decreases in our Automotive and our Industrial & Multimarket segments were offset by revenue increases in our Chip Card & Security segment.

In the 2009 fiscal year, revenues decreased by 22 percent compared to the 2008 fiscal year, primarily due to the economic slowdown. Revenues decreased across all of our segments.

The strength of the Euro (primarily against the U.S. dollar) during the 2007 and 2008 fiscal years negatively impacted revenue, while the partial recovery of the U.S. dollar against the Euro in the 2009 fiscal year positively impacted our revenues. The effect of foreign exchange over the prior year is calculated as the estimated change in current year revenues if the average exchange rate for the preceding year were applied as a constant rate in the current year.

Revenues for the 2008 fiscal year include the effect of the acquisition of the mobility products business from LSI from October 25, 2007 and Primarion Inc. from April 28, 2008. The impact of acquisitions over the prior fiscal year reflects the increase in revenue resulting from business acquisitions since the beginning of the prior fiscal year, and in particular the inclusion of a full-year consolidation of revenue from such acquisition in the year after the initial acquisition.

Actual Revenues in the 2009 Fiscal Year Compared to Previously Reported Outlook

When we initially presented our outlook for the 2009 fiscal year, in December 2008, our visibility with respect to economic developments in the 2009 fiscal year was very limited. Based on forecasts at that time, we forecast that total revenues in the 2009 fiscal year would decrease by at least 15 percent compared to the 2008 fiscal year. In April 2009, we revised our outlook for the 2009 fiscal year; however, considerable uncertainties regarding the economic situation remained. Based on the results for the first six months of the 2009 fiscal year, as of April we forecasted revenues for the 2009 fiscal year to decrease by more than 20 percent compared to the 2008 fiscal year.

As expected, the economic slowdown during the 2009 fiscal year resulted in revenue decreases in all our segments. As we forecasted in April 2009 in our revised outlook for the 2009 fiscal year, our overall revenue decreased by 22 percent in the 2009 fiscal year compared to the 2008 fiscal year. Revenues of each of our operating segments, other than Wireless Solutions, decreased by more than 20 percent each in the 2009 fiscal year compared to the 2008 fiscal year. As we forecasted, the economic slowdown had the least impact on our Wireless Solutions segment, which experienced a decrease of revenues of only 3 percent in the 2009 fiscal year compared to the 2008 fiscal year.

Revenue by Segment

	For the years ended September 30,
	2007		2008		2009
	(€ in millions, except percentages)

Automotive	1,267	35%	1,257	32%	839	28%
Industrial & Multimarket	1,188	33%	1,171	30%	905	30%
Chip Card & Security	438	12%	465	12%	341	11%
Wireless Solutions(1)	637	17%	941	24%	917	30%
Other Operating Segments(2)	343	9%	171	4%	17	1%
Corporate and Eliminations(3)	(213)	(6)%	(102)	(2)%	8	0%

Total	3,660	100%	3,903	100%	3,027	100%

(1)	Includes revenues of €30 million, €10 million and €1 million for the fiscal years ended September 30, 2007, 2008 and 2009, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes revenues of €189 million and €79 million for fiscal years ended September 30, 2007, and 2008, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(3)	Includes the elimination of revenues of €219 million, €89 million and €1 million for the fiscal years ended September 30, 2007, 2008 and 2009, respectively, since these sales were not part of the Qimonda disposal plan.

•	Automotive — In the 2008 fiscal year, revenues were €1,257 million, and remained broadly unchanged compared to €1,267 million in the 2007 fiscal year. Higher sales volumes partially offset the continued pricing pressures caused by technological developments and competition. In the 2009 fiscal year, revenues were €839 million, a decrease of 33 percent compared to the 2008 fiscal year. The revenue decline was in line with the volume reduction in the automobile market driven by the economic downturn. In addition, we saw a market shift to smaller-sized cars with lower semiconductor content triggered by national car-scrap bonus programs and an economic stimulus program in China. During the second half of the 2009 fiscal year, revenues of the Automotive segment partially recovered compared to the first half of the 2009 fiscal year, however revenues in the second half of the 2009 fiscal year were still significantly lower compared to revenues in the second half of the 2008 fiscal year.

•	Industrial & Multimarket — In the 2008 fiscal year, revenues slightly decreased due to the sale of an interest in Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) to Siemens AG, which is being consolidated under the equity method of accounting effective October 1, 2007. Revenues of the remaining businesses increased as higher sales volumes more than offset the continued pricing pressures caused by technological developments and competition. Growth in revenues was driven primarily by continued strong demand for industrial high power applications, and increases in sales of multimarket applications. In the 2009 fiscal year, revenues amounted to €905 million and were 23 percent below revenues for the 2008 fiscal year. Against the background of the global economic crisis, particularly in consumer oriented markets like computing, communication and automotive, sales declined. The primary causes for the decline were a significant slump in demand by end-consumers as well as stock clearance within the value chain. The industrial business showed a comparatively slight decline in sales compared to the 2008 fiscal year. Economic stimulus plans throughout the world helped to partially counterbalance the impact of the economic crisis in the industrial segment. Revenues increased in the second half of the 2009 fiscal year compared to the first half. In the fourth quarter of our 2009 fiscal year, revenues increased significantly compared to the third quarter of the 2009 fiscal year. This increase primarily reflected the seasonality typical in consumer oriented markets and was comparable to the growth rate in the fourth quarter of the 2008 fiscal year compared to the third quarter of the 2008 fiscal year.

•	Chip Card & Security — In the 2008 fiscal year, revenues were €465 million, an increase of 6 percent compared to €438 million in the 2007 fiscal year. This increase primarily reflected growing demand for government ID applications, especially the introduction of electronic passports, as well as market share gains in Pay-TV and payment applications. In the 2009 fiscal year, revenues were €341 million, a decrease of 27 percent compared to the 2008 fiscal year. This decrease was driven by weaker demand for government ID as well as for platform security, Pay-TV, mobile communication and payment applications, caused primarily by the economic and financial crisis. Investments in infrastructure improvements were particularly delayed due to the crisis, which resulted in a slow down, for example, in the migration towards high-end products in payment applications. Additionally, the economic crisis negatively impacted worldwide travel activities, leading to significantly lower end-customer demand for electronic passports. In the fourth quarter of the 2009 fiscal year, revenue increased compared to the third quarter of the 2009 fiscal year. This increase was significantly higher than the increase in the fourth quarter of the 2008 fiscal year compared to the third quarter of the 2008 fiscal year. This was mainly driven by stronger demand for communication chips as well as a recovery of market demand for platform security chips in laptops and PCs.

•	Wireless Solutions — In the 2008 fiscal year, revenues were €941 million, an increase of 48 percent compared to €637 million in the 2007 fiscal year, primarily resulting from a strong increase in mobile phone platform shipments and the consolidation of the mobility products business acquired from LSI. In the 2009 fiscal year, revenues were €917 million, a slight decrease of 3 percent compared to the 2008 fiscal year. Despite the turbulent market environment, particularly in the first half of the 2009 fiscal year, the segment succeeded in stabilizing revenues at the previous fiscal year’s level. Our innovative ULC-, Entry Phone-, UMTS- and HSPA solutions were positively received and had strong market momentum.

•	Other Operating Segments — In the 2007 and 2008 fiscal years, revenues comprised mainly inter-segment revenues of wafers from our 200-millimeter facility in Dresden to Qimonda under a foundry agreement, which are eliminated in the Corporate and Eliminations segment. Effective

November 30, 2007, Qimonda canceled the foundry agreement with us, resulting in a significant decline in revenue during the 2008 and 2009 fiscal years. The last wafers were delivered to Qimonda in May 2008. The majority of the revenues in the 2009 fiscal year were derived from our HDD business which we sold to LSI in April 2008, and which were also included in the revenues of other operating segments in the 2007 and 2008 fiscal years.

Revenue by Region and Customer

	For the years ended September 30,
	2007		2008		2009
	(€ in millions, except percentages)

Germany	794	22%	820	21%	545	18%
Other Europe	807	22%	754	19%	543	18%
North America	530	14%	483	12%	409	13%
Asia/Pacific	1,289	35%	1,597	41%	1,358	45%
Japan	203	6%	191	5%	143	5%
Other	37	1%	58	2%	29	1%

Total	3,660	100%	3,903	100%	3,027	100%

The absolute and relative increase in the share of revenues in Asia/Pacific in the 2008 fiscal year was primarily due to the acquisition of the mobility products business from LSI and higher shipments of mobile phone platforms solutions to customers in Asia/Pacific in our Wireless Solutions segment.

The regional distribution of revenues in the 2009 fiscal year changed slightly compared to the 2008 fiscal year, primarily reflecting changes in the revenues of the segments. The shift in the regional distribution from Germany, Other Europe, and North America to Asia/Pacific resulted primarily from the significant revenue decreases of our Automotive segment, whose customers are based largely in Germany, Other Europe and North America. Furthermore, increased revenues of our Wireless Solutions segment in Asia/Pacific during the 2009 fiscal year compared to the 2008 fiscal year contributed to the changes in the regional distribution of revenues.

No single customer accounted for more than 10 percent of our revenues in the 2009 fiscal year, while our top 25 customers accounted for 72 percent of our revenues.

Cost of Goods Sold and Gross Margin

Our cost of goods sold consists principally of:

•	direct materials, which consist principally of raw wafer costs;

•	labor costs;

•	overhead, including maintenance of production equipment, indirect materials, utilities and royalties;

•	depreciation and amortization, including amortization of capitalized development cost;

•	subcontracted expenses for assembly and test services;

•	production support, including facilities, utilities, quality control, automated systems and management functions; and

•	foundry production costs.

In addition to factors that affect our revenue, our gross margin is impacted by:

•	factory utilization rates and related idle capacity costs;

•	amortization of purchased intangible assets and capitalized development costs;

•	product warranty costs;

•	provisions for excess or obsolete inventories; and

•	government grants, which are recognized over the remaining useful life of the related manufacturing assets.

	For the years ended September 30,
	2007	2008	2009
	(€ in millions, except percentages)

Cost of goods sold	2,469	2,581	2,368
Changes year-on-year		5%	(8)%
Percentage of revenue	68%	66%	78%
Gross profit	1,191	1,322	659
Percentage of revenue (gross margin)	32%	34%	22%

We include in cost of goods sold the cost of inventory purchased from our joint ventures and other associated and related companies. Our purchases from these associated and related companies amounted to €47 million, €148 million and €138 million in the 2007, 2008 and 2009 fiscal years, respectively.

During the 2008 fiscal year our gross margin slightly increased primarily as a result of productivity measures. In the 2009 fiscal year our gross margin decreased significantly from 34 percent to 22 percent. In particular during the first half of the 2009 fiscal year, lower sales volumes and significantly higher idle capacity costs, reflecting fixed cost in production that could not be reduced proportionately to the reduced sales volume, resulted in a significant decline of our gross margin. The increased sales volumes during the second half of the 2009 fiscal year compared to the first half of the 2009 fiscal year resulted in a partial recovery of our gross margin in the second half of the 2009 fiscal year.

•	Automotive — In the 2008 fiscal year, gross profit of the segment remained broadly unchanged compared to the 2007 fiscal year due to measures to increase productivity and despite an increase in idle capacity cost. Compared to the 2008 fiscal year, gross profit in the 2009 fiscal year decreased due to volume decline and further increasing costs for idle capacity.

•	Industrial & Multimarket — In the 2008 fiscal year, gross profit of the segment remained broadly unchanged compared to the 2007 fiscal year due to measures to increase productivity and despite an increase in idle capacity cost. Due to significantly lower revenues and higher idle capacity cost in the 2009 fiscal year, gross profit declined in the 2009 fiscal year compared to the 2008 fiscal year. The decrease in gross profit was limited by structural improvements in our product portfolio and cost and process enhancements as well as by our significant savings measures. Price erosion affecting our products in the 2009 fiscal year remained on the same level as in the 2008 fiscal year.

•	Chip Card & Security — In the 2008 fiscal year, gross profit of the segment increased significantly primarily due to the increase in revenue as well as changes in product mix, driven by our differentiation strategy in the product portfolio. In the 2009 fiscal year, gross profit decreased in line with revenues and due to higher idle capacity cost, reflecting reduced loading of the manufacturing facilities.

•	Wireless Solutions — In the 2008 fiscal year, gross profit of the segment increased compared to that of the 2007 fiscal year, primarily due to the revenue increases, cost savings and productivity measures, despite the negative impact of currency fluctuations between the U.S. dollar and the Euro. In the 2009 fiscal year gross profit of the segment decreased compared to the 2008 fiscal year, reflecting higher idle capacity cost resulting from lower factory loading.

Research and Development Expenses

R&D expenses consist primarily of salaries and benefits for R&D personnel, material costs, depreciation and maintenance of equipment used in our R&D efforts, and contracted technology development costs. R&D expenses also include our joint technology development arrangements with partners. Costs of research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred. Costs for development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and we intend, and have sufficient resources, to complete development and use or sell the asset. The costs capitalized include the cost of materials, direct labor and directly attributable general overhead expenditure that serves to prepare the asset for use.

We continue to focus our investments on the development of leading-edge manufacturing technologies and products with high potential for growth and profitability.

	For the years ended September 30,
	2007	2008	2009
	(€ in millions, except percentages)

Research and development expenses	621	606	468
Changes year-on-year		(2)%	(23)%
Percentage of revenue	17%	16%	15%
Government subsidies	87	59	50
Percentage of revenue	2%	2%	2%
Capitalized development costs	22	38	43
Percentage of research and development expenses	4%	6%	9%

Some of our R&D projects qualify for subsidies from local and regional governments where we do business. If the criteria to receive a grant are met, the subsidies received reduce R&D expenses over the project term as expenses are incurred.

In the 2008 fiscal year R&D expenses decreased by €15 million or 2 percent compared to the 2007 fiscal year, and further decreased in the 2009 fiscal year by €138 million or 23 percent compared to the 2008 fiscal year. The absolute decline during our 2009 fiscal year resulted from our IFX10+ cost-reduction program, savings from short-time work and unpaid leave, and deferred R&D activities. Furthermore, reduced expenses reflecting lower profit-related bonuses contributed to cost reduction in the 2009 fiscal year. Continued increases in our R&D efficiency also contributed to the decline of R&D expenses in the 2009 fiscal year compared to the 2008 fiscal year. We believe that the cost savings achieved have not harmed our technological competitive position.

We capitalized development costs of €22 million, €38 million and €43 million in the 2007, 2008 and 2009 fiscal year, respectively.

•	Automotive — In the 2008 fiscal year, R&D expenses remained stable as a percentage of revenues and decreased in absolute terms. In the 2009 fiscal year, R&D cost was reduced in absolute terms; however R&D expense slightly increased as a percentage of revenue due to the significant reduction in revenue.

•	Industrial & Multimarket — In the 2008 fiscal year, R&D expenses remained stable as a percentage of revenues and decreased in absolute terms. R&D expenses in the 2009 fiscal year declined in absolute terms, but increased as a percentage of revenues due to the significant reduction in revenue.

•	Chip Card & Security — In the 2008 fiscal year, R&D expenses increased both as a percentage of revenues and in absolute terms. In the 2009 fiscal year, R&D expenses decreased strongly. As a percentage of revenues, R&D expenses of the segment increased slightly due to the reduction in revenues.

•	Wireless Solutions — In the 2008 fiscal year, despite the acquisition of the mobility products business from LSI, R&D expenses decreased as efficiency gains and cost reduction measures initiated during the 2007 fiscal year for the first time were taking effect for a full fiscal year. As a percentage of revenue, R&D expenses declined sharply, mainly driven by the revenue increase. In the 2009 fiscal year, R&D expenses significantly decreased in both relative and absolute terms.

Selling, General and Administrative Expenses

Selling expenses consist primarily of salaries and benefits for personnel engaged in sales and marketing activities, costs of customer samples, other marketing incentives, and related marketing expenses.

General and administrative expenses consist primarily of salaries and benefits for administrative personnel, non-manufacturing related overhead costs, and consultancy, legal and other fees for professional services.

	For the years ended September 30,
	2007	2008	2009
	(€ in millions, except percentages)

Selling, general and administrative expenses	449	517	392
Changes year-on-year		15%	(24)%
Percentage of revenue	12%	13%	13%

The year-on-year increase in absolute terms in the 2008 fiscal year primarily reflects increased selling expenses following the acquisition of the mobility products business from LSI. In the 2009 fiscal year selling, general and administrative expenses decreased by €125 million or 24 percent compared to the 2008 fiscal year. This decrease reflects cost savings as a result of our IFX10+ cost-reduction program, short-time work, and unpaid leave. Additionally, the reversal of bonus provisions and lower bonus and incentive expenses due to our 2009 fiscal year results contributed to the decrease in selling, general and administrative expenses in the 2009 fiscal year. As a percentage of revenues, selling, general and administrative expenses remained broadly unchanged for the 2009 fiscal year compared to the 2008 fiscal year.

Other Operating Income and Other Operating Expense

	For the years ended September 30,
	2007	2008	2009
	(€ in millions, except percentages)

Other operating income	37	120	29
Percentage of revenue	1%	3%	1%
Other operating expense	(57)	(365)	(48)
Percentage of revenue	(2)%	(9)%	(2)%

Other Operating Income.  In the 2007 fiscal year, other operating income consisted primarily of gains of €17 million from the sale of the Polymer Optical fiber (“POF”) business to Avago Technologies Ltd. (“Avago”), and gains of €3 million from the sale of the Sci-Worx business to Silicon Image Inc. Other operating income increased by €83 million from €37 million in the 2007 fiscal year to €120 million in the 2008 fiscal year, and decreased to €29 million in the 2009 fiscal year. Other operating income in the 2008 fiscal year related primarily to the gains of €80 million from the sale of 40 percent of our interest in Bipolar to Siemens, the sale of our HDD business to LSI, and the sale of our bulk acoustic wave filter business (“BAW”) to Avago. Additionally, we realized gains from disposals of long-term assets of €4 million in the 2008 fiscal year. Included in other operating income for the 2009 fiscal year were €10 million of payments from the insolvency administrator of BenQ, a former customer.

Other Operating Expense.  Other operating expense increased by €308 million from €57 million in the 2007 fiscal year to €365 million in the 2008 fiscal year, and decreased to €48 million in the 2009 fiscal year by €317 million compared to the 2008 fiscal year. Other operating expense in the 2008 fiscal year related primarily to higher restructuring and impairment charges in the 2008 fiscal year compared to the 2007 fiscal year. To address rising risks in the market environment, adverse currency trends and partially below benchmark margins, we implemented the IFX10+ cost-reduction program in the third quarter of the

2008 fiscal year. The IFX10+ cost-reduction program targeted certain areas to reduce costs including product portfolio management, manufacturing costs reduction, value chain optimization, processes efficiency, reorganization of our structure along our target markets, and reductions in workforce. Approximately 10 percent of our workforce worldwide was impacted by IFX10+. In the 2008 fiscal year, we recorded restructuring charges totaling €188 million, of which €172 million was attributable to the IFX10+ cost-reduction program. We recorded impairment charges of €130 million on property, plant and equipment and intangible assets during the 2008 fiscal year, primarily relating to the write-down of ALTIS Semiconductor S.N.C, Essonnes, France (“ALTIS”), to its estimated fair value. In August 2007, we and IBM signed an agreement in principle to divest our shares in ALTIS via a sale to Advanced Electronic Systems AG (“AES”). As of September 30, 2008, negotiations with AES had not progressed as previously anticipated and could not be completed. Despite the fact that negotiations were ongoing with additional parties, the outcome of these negotiations was uncertain. As a result, we reclassified related assets and liabilities previously classified as “held for sale” into “held and used” in the consolidated balance sheet as of September 30, 2008, and recognized an impairment of ALTIS to its estimated fair value, which contributed to the increase in other operating expense in the 2008 fiscal year. Additionally, we recorded a write-down of in-process R&D acquired from LSI of €14 million as no future economic benefit from its use or disposal was expected in the 2008 fiscal year. In the 2009 fiscal year, impairment charges of only €3 million were recognized in other operating expense. Furthermore, in the 2009 fiscal year as most significant effects, we recognized a partial reversal of €25 million of provisions for expected termination benefits attributable to the IFX10+ cost-reduction program and €5 million of additional restructuring charges in other operating expense. Also included in other operating expense is a loss before tax of €17 million from the sale of the business of SensoNor. Other miscellaneous operating expenses in the 2009 fiscal year remained unchanged compared to the 2008 fiscal year.

Operating Income (Loss)

In the 2007 fiscal year, our operating income was €101 million, compared to an operating loss of €46 million and €220 million in the 2008 and 2009 fiscal years, respectively.

Segment Result

Segment Result for our separate reporting segments was as follows:

	For the years ended September 30,
	2007	2008	2009
	(€ in millions)

Automotive	122	105	(117)
Industrial & Multimarket	127	134	35
Chip Card & Security	20	52	(4)
Wireless Solutions	(126)	(18)	(36)
Other Operating Segments	(6)	(12)	(13)
Corporate and Eliminations	7	(24)	(32)

Total	144	237	(167)

Segment Result development for our reporting segments was as follows:

•	Automotive — In the 2008 fiscal year, Segment Result was €105 million, a decline of 14 percent compared to €122 million in the 2007 fiscal year, primarily as a result of ongoing pricing pressure and higher idle capacity costs. In the 2009 fiscal year, Segment Result was negative €117 million compared to positive €105 million in the previous fiscal year. Despite ongoing price pressure, the negative result was primarily caused by the steep volume decline and higher cost for idle capacity, particularly in the first half of the 2009 fiscal year. Cost saving measures under our IFX10+ cost-reduction program partly compensated for the negative impact from the economic downturn. Higher sales volume and lower idle capacity cost in the second half of the 2009 fiscal year compared to the first half of the fiscal year, together with cost savings achieved under our IFX10+ cost-reduction program as well as short-time work and unpaid leave in all areas, resulted in a partial recovery of Segment Result in the second half of the 2009 fiscal year. For the fourth quarter of the 2009 fiscal year, Segment Result of the Automotive segment was positive.

•	Industrial & Multimarket — In the 2008 fiscal year, Segment Result was €134 million, an increase of 6 percent compared to €127 million in the 2007 fiscal year, primarily reflecting the increase in gross profit as a result of changes in the product mix, despite ongoing pricing pressure. In the 2009 fiscal year, Segment Result was €35 million, a decrease of 74 percent compared to the 2008 fiscal year. This decline reflects significantly lower revenues and higher idle capacity cost, and therefore lower gross profit, which was partially offset by cost reductions in R&D and in selling, general and administrative expenses. These savings primarily resulted from short-time work and from our IFX10+ cost-reduction program. During the second half of the 2009 fiscal year, Segment Result significantly improved compared to the first half of the fiscal year but was still below the Segment Result for the second half of the 2008 fiscal year.

•	Chip Card & Security — In the 2008 fiscal year, Segment Result was €52 million, which was an increase of €32 million from Segment Result of €20 million in the 2007 fiscal year. This increase primarily reflected the increase in revenues and productivity as well as effects from changes in product mix. Segment Result in the 2009 fiscal year was negative €4 million, a decrease of €56 million compared to the 2008 fiscal year. This decrease was primarily caused by reduced gross profit in line with the revenue decline and accompanied by increased idle capacity costs, in particular in the first half of the 2009 fiscal year. Substantial savings under the IFX 10+ cost reduction program, short time work and unpaid leave measures only partially offset these effects. During the second half of the 2009 fiscal year, Segment Result significantly improved compared to the first half of the 2009 fiscal year and was positive, as idle capacity cost decreased significantly in the second half of the 2009 fiscal year due to increasing production volumes. Segment Result for the second half of the 2009 fiscal year was still below the Segment Result for the second half of the 2008 fiscal year, however.

•	Wireless Solutions — In the 2008 fiscal year, Segment Result was negative €18 million, which was an improvement of 86 percent from Segment Result of negative €126 million in the 2007 fiscal year. Despite the negative impact of currency fluctuations between the U.S. dollar and the Euro, this increase was primarily driven by a strong increase in revenues and efficiency gains and cost reduction measures initiated during the 2007 fiscal year that were taking effect for a full fiscal year. In the 2009 fiscal year, Segment Result was negative €36 million, compared to negative €18 million in the 2008 fiscal year. This decrease was primarily due to the sales decline and high idle capacity costs in the first half of the 2009 fiscal year. These effects could be partially offset by the positive development of Segment Result in the second half of the 2009 fiscal year, primarily resulting from increasing revenues and lower idle capacity cost. Cost saving measures implemented under the IFX10+ cost-reduction program and savings from short-time work and unpaid leave also contributed to the increase in Segment Result in the second half of the 2009 fiscal year.

•	Other Operating Segments — In the 2008 fiscal year, Segment Result was negative €12 million, which reflected a decline of €6 million compared with Segment Result of negative €6 million in the 2007 fiscal year. This decline resulted primarily from a decrease in revenues. In the 2009 fiscal year, Segment Result decreased further by €1 million to negative €13 million. Included in the Segment Result of Other Operating Segments for the 2007, 2008 and 2009 fiscal years are overhead costs of €9 million, €10 million and €7 million, respectively, which remain with us after the sale of the Wireline Communications business and which were previously allocated to the Wireline Communications business.

•	Corporate and Eliminations — In the 2008 fiscal year, Segment Result was negative €24 million, which reflected a decline of €31 million against Segment Result of positive €7 million in the 2007 fiscal year. This decline resulted primarily from increased unabsorbed excess capacity cost. In the 2009 fiscal year, Segment Result further decreased by €8 million to negative €32 million, primarily due to a further increase in unabsorbed idle capacity cost of €20 million to €41 million, compared with €21 million in the 2008 fiscal year. This increase in unabsorbed idle capacity cost was partly offset by a reduction of provisions for staff anniversary bonus payments as we terminated the anniversary bonus payment scheme in the 2009 fiscal year.

The following table provides the reconciliation of Segment Result to our operating income (loss):

	For the years ended September 30,
	2007	2008	2009
	(€ in millions)

Total Segment Result	144	237	(167)
Adjusted:
Asset impairments, net	(5)	(132)	—
Restructuring charges and other related closure costs, net	(45)	(188)	20
Share-based compensation expense	(12)	(5)	(2)
Acquisition-related amortization and losses	(3)	(25)	(23)
Gains (losses) on sales of assets, businesses, or interests in subsidiaries	28	70	(18)
Other expense, net	(6)	(3)	(30)

Operating income (loss)	101	(46)	(220)

Financial Income and Expense

	For the years ended September 30,
	2007	2008	2009
	(€ in millions, except percentages)

Financial Income	107	58	101
Percentage of revenue	3%	2%	3%
Financial Expense	(242)	(181)	(156)
Percentage of revenue	(7)%	(5)%	(5)%

Financial Income.  In the 2008 fiscal year, financial income decreased by €49 million compared to the 2007 fiscal year, primarily as a result of the negative impact of the worldwide financial crisis in the 2008 fiscal year. This resulted in lower income derived from the valuation of available-for-sale financial assets and gains realized on the sale of available-for-sale financial assets. This lower income was only partly offset by higher interest income in the 2008 fiscal year compared to the 2007 fiscal year, which we derive primarily from cash and cash equivalents and available-for-sale financial assets. In the 2009 fiscal year, financial income increased by €43 million to €101 million. This increase primarily resulted from the €61 million gain realized from the repurchase of our exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010, which was partially offset by lower other interest income we realized during the 2009 fiscal year compared to the 2008 fiscal year. In addition, gains from the valuation of interest rate swaps contributed to the increase of financial income during the 2009 fiscal year.

Financial Expense.  In the 2007 fiscal year, financial expense was €242 million compared to €181 million in the 2008 fiscal year and €156 million in the 2009 fiscal year. During the quarter ended March 31, 2007, we entered into agreements with Molstanda Vermietungsgesellschaft mbH (“Molstanda”) and a financial institution. Molstanda is the owner of a parcel of land located in the vicinity of our headquarters south of Munich. Pursuant to SIC 12 “Consolidation — Special Purpose Entities”, we determined that Molstanda meets the criteria of a Special Purpose Entity (“SPE”) and, as a result of the agreements, we control it. Accordingly, we consolidated Molstanda’s assets with a fair value of €41 million and liabilities with a fair value of €76 million beginning in the second quarter of the 2007 fiscal year. The €35 million excess in fair value of liabilities over the fair value of identifiable assets was recorded as other financial expense during the second quarter of the 2007 fiscal year. Due to our loss situation, no tax benefit was provided on this loss. We subsequently acquired the majority of the outstanding capital of

Molstanda during the fourth quarter of the 2007 fiscal year. Furthermore, we incurred lower valuation charges and losses on sales of available-for-sale financial assets in the 2008 fiscal year compared to the 2007 fiscal year. This decrease was partially offset by the €8 million loss we incurred in connection with the repurchase during the 2008 fiscal year of notional amounts of €100 million of our convertible subordinated notes due 2010. In the 2009 fiscal year, financial expense further decreased by €25 million compared to the 2008 fiscal year to €156 million. This was due primarily to reduced interest expense of €24 million in the 2009 fiscal year compared to the 2008 fiscal year, which resulted from lower interest rates and lower indebtedness as well as lower losses incurred in connection with repurchases of our exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010.

Income from Investments Accounted for Using the Equity Method

In the 2007, 2008 and 2009 fiscal years, income from investments accounted for using the equity method was €1 million, €4 million and €7 million, respectively, and primarily reflected our share in the net income of Bipolar.

Income Tax Benefit (Expense)

	For the years ended September 30,
	2007	2008	2009
	(€ in millions, except percentages)

Income tax benefit (expense)	2	(39)	(5)
Percentage of revenue	0%	(1)%	0%
Effective tax rate	6%	(24)%	(2)%

Generally, deferred tax assets in tax jurisdictions that have a three-year cumulative loss are subject to a valuation allowance excluding the impact of forecasted future taxable income. In the 2007, 2008 and 2009 fiscal years we continued to have a three-year cumulative loss in certain tax jurisdictions and, accordingly, we recorded increases in the valuation allowance of €25 million, €183 million and €88 million in those periods, respectively. We assess our deferred tax asset position on a regular basis. Our ability to realize benefits from our deferred tax assets is dependent on our ability to generate future taxable income sufficient to utilize tax loss carry-forwards or tax credits before expiration. We expect to continue to recognize no tax benefits in these jurisdictions until we have ceased to be in a cumulative loss position for the preceding three-year period.

Loss from Discontinued Operations, Net of Income Taxes

The results of Qimonda and the Wireline Communications business, which are presented in the consolidated statements of operations as discontinued operations for the 2007, 2008 and 2009 fiscal years, consist of the following components:

	For the years ended September 30,
	2007	2008	2009
	(€ in millions)

Qimonda(1)
Revenue	3,608	1,785	314
Costs and expenses	(3,956)	(3,773)	(779)
Reversal (write-down) of measurement to fair value less costs to sell	—	(1,475)	460
Expenses resulting from Qimonda’s application to open insolvency proceedings	—	—	(227)
Losses resulting from the realization from accumulated losses related to unrecognized currency translation effects primarily upon deconsolidation and from Qimonda’s sale of Inotera	—	—	(188)

Loss before tax	(348)	(3,463)	(420)

Income tax benefits (expense)	21	(96)	—

Qimonda’s share of discontinued operations, net of income taxes	(327)	(3,559)	(420)

Wireline Communications Business
Revenue	414	418	333
Costs and expenses	(424)	(400)	(309)

Profit (loss) before tax	(10)	18	24

Income tax expense	(2)	(2)	(2)

Wireline Communication’s share of discontinued operations, net of tax	(12)	16	22

Loss from discontinued operations, net of income taxes	(339)	(3,543)	(398)

(1)	No further information concerning Qimonda’s condensed consolidated statements of operations is available for the period from January 1, 2009, to January 23, 2009, the date of the application by Qimonda to commence insolvency proceedings. As disclosed below, due to the write-down of Qimonda’s net assets to zero as of September 30, 2008, the operating losses of Qimonda for the period from October 1, 2008 to January 23, 2009 did not affect our consolidated net income, but instead were eliminated via an offsetting partial reversal of previously recorded impairments. Therefore, while the amount of revenue and costs and expenses in the table above exclude amounts for the period from January 1, 2009 to January 23, 2009, Qimonda’s share of loss from discontinued operations, net of income taxes of €420 million is unaffected.

Qimonda

In the 2008 fiscal year Qimonda’s total revenues decreased by €1,823 million, or 51 percent, to €1,785 million from €3,608 million in the 2007 fiscal year. This decrease resulted primarily from a significant decrease in DRAM prices and to a lesser extent the average exchange rate of the U.S. dollar against the Euro. These decreases were partly offset by increases of higher bit shipments.

Cost and expenses of Qimonda decreased by €183 million from €3,956 million in the 2007 fiscal year to €3,773 million in the 2008 fiscal year, primarily as a result of a decrease in cost of goods sold. This decrease was partly offset by restructuring charges, impairment charges and higher R&D expenses primarily related to Qimonda’s efforts in the new Buried Wordline technology for 65-nanometers and 46-nanometers. Restructuring expenses of Qimonda during the 2008 fiscal year related primarily to the relocation of the back-end production in Malaysia, the combination of the research centers in

North America, a comprehensive cost reduction program, the shutdown of Qimonda’s Flash activities in Italy and a global repositioning program. During the 2008 fiscal year, Qimonda recognized impairment charges for goodwill and for long-lived assets of the Richmond 200-millimeter facility. Additionally, as a result of Qimonda’s agreement to sell its 35.6 percent interest in Inotera Memories Inc. (“Inotera”) to Micron Technology, Inc. (“Micron”) for U.S. dollar 400 million, Qimonda recognized impairment charges to reduce the carrying value of its investment in Inotera to the sales price less costs to sell. Furthermore, we recognized a write-down of €1,475 million to reduce Qimonda to its estimated fair value less cost to sell.

On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, we deconsolidated Qimonda in accordance with IAS 27 “Consolidated and Separate Financial Statements” during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings formally opened. Formal insolvency proceedings have also been commenced by several additional subsidiaries of Qimonda in various jurisdictions. The final resolution of the insolvency proceedings, including the final disposition of the remaining assets and liabilities of Qimonda, cannot be predicted at this time.

The results presented for Qimonda from October 1, 2008 through January 23, 2009 (the date of deconsolidation) are based on preliminary results provided by Qimonda prior to its insolvency filing, and were prepared on a going concern basis. Financial statements on a liquidation basis, which would be required when the going concern assumption is not assured, are not available from Qimonda. There can be no assurance that recorded book values of individual assets and liabilities held for disposal by us would not be materially different if presented on a liquidation basis; however, as the net assets of Qimonda held for disposal by us through deconsolidation are already valued at the fair value less costs to sell of zero as of September 30, 2008, the net value presented in the consolidated financial statements would not be impacted.

The operating losses of Qimonda from October 1, 2008 through the date of deconsolidation, exclusive of depreciation, amortization and impairment of long-lived assets, were offset by a partial reversal of €460 million of the write-downs recorded in the 2008 fiscal year to reduce the net assets of Qimonda to fair value less costs to sell of zero.

During the fiscal year 2009, Qimonda-related amounts included in loss from discontinued operations, net of income taxes consisted principally of:

•	the realization of accumulated foreign currency translation losses of €88 million which were directly recorded in equity, and not included in assets and liabilities held for disposal as of September 30, 2008, mainly from Qimonda’s sale of its interest in Inotera to Micron,

•	the realization of accumulated foreign currency translation losses which were directly recorded in equity related to the deconsolidation of Qimonda totaling €100 million, and

•	charges for provisions and allowances of €227 million in connection with Qimonda’s insolvency (see below).

As a result of the commencement of insolvency proceedings by Qimonda, we are exposed to further potential liabilities arising in connection with the Qimonda business, which include, among others, the following:

•	We are a named defendant in certain pending antitrust and securities law claims. Qimonda is required to indemnify us, in whole or in part, for such claims, including any related expenses. As a result of Qimonda’s insolvency, however, we expect that Qimonda will not be able to indemnify us for these claims. For more information on these pending antitrust and securities law claims and their potential impact on us, see note 38 to our consolidated financial statements (“Commitments and Contingencies — Litigation and Government Inquiries — Antitrust Litigation”, “— Other Government Inquiries”, and “— Securities Litigation”).

•	We are the named defendant in a lawsuit in Delaware in which the plaintiffs are seeking to hold us liable for the payment of severance and other benefits allegedly due by Qimonda’s North American subsidiaries in connection with the termination of employment related to Qimonda’s insolvency. For more information on this suit, see note 38 to our consolidated financial statements (“Commitments and Contingencies — Litigation and Government Inquiries — Employment Litigation”).

•	We face potential liabilities arising from our former interest in Qimonda Dresden. Before the carve-out of the Qimonda business, we were a general partner of Qimonda Dresden, and as such may in certain circumstances, as a matter of law, be held liable for certain liabilities of Qimonda Dresden that originated prior to the carve-out. These include, among others, the potential repayment of governmental subsidies as well as employee-related claims, including salaries and social security contributions. We are in negotiations with the Free State of Saxony and the Qimonda insolvency administrator regarding these matters. We recorded provisions in connection with these matters, but disclosure of the amount of the provision could seriously prejudice our negotiations regarding these matters.

•	We and our subsidiary Infineon Technologies Dresden GmbH (“Infineon Dresden”) are subject to lawsuits by approximately 70 former employees who were transferred to Qimonda or Qimonda Dresden as part of the carve-out and who seek to be re-employed by us. No reasonable estimated amount can be attributed at this time to the potential outcome of any such claims.

In addition to the matters described above, we may be subject to claims by the insolvency administrator under German insolvency laws for repayment of certain amounts received by us from Qimonda, such as payments for intra-group services and supplies during defined periods prior to the commencement of insolvency proceedings. Depending on future developments in Qimonda’s operations in Portugal, there is a possibility that claims could be made against us in connection with governmental subsidies received by Qimonda Portugal, S.A. prior to the carve-out. No such claims have been made to date, and no reasonable estimated amount can be attributed at this time to the size or potential outcome of any such claims. The insolvency of Qimonda may also subject us to other claims arising in connection with the contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities contributed to Qimonda in connection with the carve-out of the Qimonda business, as we expect that Qimonda will not be able to fulfill its obligation to indemnify us against any such liabilities. Moreover, we may lose rights and licenses to Qimonda’s intellectual property rights to which we are entitled under the contribution agreement in connection with the carve-out of the Qimonda business, due to fact that the administrator has declared non-performance of this agreement. We are evaluating the scope of any potentially affected intellectual property, and are unable to provide reasonable estimates at this time of any potential costs in this regard.

As of September 30, 2009, we recorded aggregate liabilities of €21 million and provisions of €163 million in connection with these matters. The recorded provisions are primarily reflected within “Current provisions”, and the remainder are recorded within “Long-term provisions”. The recorded provisions reflect the amount of those liabilities that management believes are probable and can be estimated with reasonable accuracy at that time. There can be no assurance that such provisions recorded will be sufficient to cover all liabilities that may ultimately be incurred in relation to these matters. Disclosure of individual amounts with respect to these matters could seriously prejudice our legal or negotiating position, and therefore have been omitted. No reasonable estimate can be made at this time related to those potential liabilities that may be incurred, but that are currently not viewed to be probable.

Wireline Communications Business

In the 2008 fiscal year, revenues of the Wireline Communications business were €418 million, a slight increase compared to €414 million in the 2007 fiscal year, primarily due to growth in broadband solutions, mainly driven by the consolidation of the Customer Premises Equipment (“CPE”) business acquired from Texas Instruments, Inc. The increase was partially offset by declining legacy revenues and negative currency effects. In the 2009 fiscal year, revenues decreased by 20 percent to €333 million. This decrease was primarily driven by the economic slowdown that affected both the CPE and the infrastructure businesses.

In the 2008 fiscal year, profit before tax of the Wireline Communications business was €18 million, an increase of €28 million compared to a loss before tax of €10 million in the 2007 fiscal year. This increase primarily resulted from efficiency gains and cost reduction measures initiated during the 2007 fiscal year.

In 2009 fiscal year, profit before tax of the Wireline Communications business was €24 million, an increase of €6 million compared to the 2008 fiscal year despite a 20 percent revenue decline compared to the 2008 fiscal year. This positive development was a result of the measures implemented under the IFX10+ cost-reduction program as well as cost reductions realized from short-time work and unpaid leave.

Net Loss

In the 2007 fiscal year, net loss was significantly impacted by the results from discontinued operations, net of income tax, primarily due to Qimonda’s net loss, which resulted from the deterioration in memory product prices and a weaker U.S. dollar, and consequently a significant decrease in Qimonda’s gross margin. Net loss from discontinued operations in the 2007 fiscal year also included an €84 million loss from the sale of 28.75 million Qimonda ADSs. Restructuring charges of €45 million and the expenses of €35 million resulting from the consolidation of Molstanda also contributed to the net loss in the 2007 fiscal year.

In the 2008 fiscal year, the increase in net loss to €3,747 million was primarily due to the increase in losses from discontinued operations, resulting from Qimonda’s net loss and the write-downs of €1,475 million to reduce Qimonda to its estimated current fair value less costs to sell. Furthermore, restructuring charges of €188 million primarily related to the IFX10+ program, and impairment charges of €130 million on property, plant and equipment and intangible assets, contributed to the net loss in the 2008 fiscal year.

In the 2009 fiscal year, our net loss significantly decreased, to €671 million. Our operating segments were deeply impacted by the economic slowdown, in particular during the first half of the 2009 fiscal year. Additionally, the results of discontinued operations, net of income taxes, significantly impacted our net loss in the first half of the 2009 fiscal year, which primarily resulted from the deconsolidation of Qimonda and the charges for provisions and allowances in connection with Qimonda’s insolvency. We experienced a significant reduction in our net loss in the second half of the 2009 fiscal year and reached break even for the fourth quarter of the 2009 fiscal year. This improvement resulted from the partial recovery of the economy during the second half of the 2009 fiscal year, together with the positive impact of our cost saving measures and significantly lower charges in connection with Qimonda’s insolvency in the second half of the 2009 fiscal year compared to the first half of the 2009 fiscal year.

Financial Condition

	As of September 30,
			Change
	2008	2009	year-on-year
	(€ in millions)		(in %)

Current assets	4,648	2,744	(41)%
thereof: assets classified as held for disposal	2,129	112	(95)%
Non-current assets	2,334	1,862	(20)%

Total assets	6,982	4,606	(34)%

Current liabilities	3,673	1,658	(55)%
thereof: liabilities associated with assets classified as held for disposal	2,123	9	(99)%
Non-current liabilities	1,148	615	(46)%

Total liabilities	4,821	2,273	(53)%

Minority Interests	70	60	(14)%
Total equity attributable to shareholders of Infineon Technologies AG	2,091	2,273	9%

Total equity	2,161	2,333	8%

As of September 30, 2009, our total assets decreased by 34 percent to €4,606 million from €6,982 million as of September 30, 2008. This decrease was primarily due to the deconsolidation of Qimonda, which led to a reduction in total assets of €2,129 million that were presented as assets classified as held for disposal in the prior year. In connection with the sale of the Wireline Communications business, assets and liabilities to be transferred to Lantiq were presented as assets and liabilities classified as held for disposal in the consolidated balance sheet as of September 30, 2009, thus decreasing non-current assets by €67 million and non-current liabilities by €1 million and increasing current assets and liabilities, accordingly.

Within current assets, cash and cash equivalents increased significantly, by €665 million from €749 million as of September 30, 2008 to €1,414 million as of September 30, 2009, primarily as a result of our share capital increase and the issuance of new convertible subordinated notes due 2014, which were partly offset by repurchases and redemptions of convertible subordinated notes and exchangeable subordinated notes due 2010. The receipt of €120 million from the German banks’ deposit protection fund throughout the 2009 fiscal year also contributed positively to cash and cash equivalents. This increase in current assets was partly offset by a reduction of trade and other receivables by €285 million to €514 million and of inventory by €205 million to €460 million as of September 30, 2009, primarily due to lower revenues followed by improved working capital management. The change in inventory also relates to a reclassification of €43 million to assets held for disposal in connection with the sale of the Wireline Communications business. Furthermore, the receipt of €120 million from the German banks’ deposit protection fund in the 2009 fiscal year and allowances for doubtful accounts recorded on receivables against Qimonda following Qimonda’s insolvency proceedings contributed to the decrease in trade and other receivables.

Within non-current assets, property, plant and equipment decreased by €382 million from €1,310 million to €928 million, primarily as capital expenditures were more than offset by depreciation and amortization during the 2009 fiscal year. Furthermore, the sale of the SensoNor business contributed to the decrease in property, plant and equipment and €9 million were reclassified as assets held for disposal, mainly in connection with the sale of the Wireline Communications business. Out of goodwill and other intangible assets, €58 million in connection with our Wireline Communications business were classified as assets held for disposal, which also includes the goodwill relating to the acquisition of the CPE business from Texas Instruments Inc. (see note 4 of our consolidated financial statements).

Total liabilities decreased by €2,548 million, or 53 percent, from €4,821 million as of September 30, 2008, to €2,273 million as of September 30, 2009. This decrease was primarily caused by the deconsolidation of Qimonda, which led to a reduction in total liabilities of €2,123 million, which were classified as liabilities associated with assets held for disposal as of September 30, 2008.

Furthermore, in June 2009, we reclassified €487 million of our convertible subordinated notes due 2010 with notional amounts of €522 million from long-term debt into short-term debt and current maturities of long-term debt, as they mature in June 2010. Subsequently, we repurchased notional amounts of €74 million of our convertible subordinated notes due 2010. As of September 30, 2009, notional amounts of our convertible subordinated notes due 2010 of €448 million and a book value of €425 million were included in our short term debt. Other changes in current liabilities related to a decrease in trade and other payables as of September 30, 2009, by €113 million compared to September 30, 2008, primarily resulting from lower trade accounts payables due to lower purchased services and lower capital expenditures. Also, other current liabilities decreased by €116 million, resulting from the decrease of employee-related liabilities, primarily due to payments of termination benefits in connection with our IFX 10+ cost-reduction program, which were recorded in the 2008 financial statements, and the reduction of liabilities for bonus payments.

Non-current liabilities decreased as of September 30, 2009, by €533 million compared to September 30, 2008. This was primarily due to the reclassification of convertible subordinated notes due 2010 from long-term debt into short-term debt and current maturities of long-term debt and due to repurchases and redemptions of notional amounts of our exchangeable subordinated notes due 2010 of €215 million and of our convertible subordinated notes due 2010 of €152 million including the repurchase of €74 million as described above. This decrease was partly offset by the issuance of new convertible subordinated notes due 2014 with a notional amount of €196 million, resulting in an increase of long-term debt by €145 million as September 30, 2009, net of debt issuance cost, discount and the conversion component recognized in equity. Long-term provisions increased by €62 million, primarily for potential liabilities resulting from Qimonda’s insolvency.

Total equity increased by €172 million as of September 30, 2009, as a result of our share capital increase of €680 million, which was partly offset by the net loss incurred in the 2009 fiscal year.

Financial Ratios

	As of September 30,
	2007	2008	2009

Non-current asset intensity(1)	51%	33%	40%
Current asset intensity(2)	49%	67%	60%
Degree of wear of fixed assets(3)	72%	81%	86%
Depreciation rate of fixed assets(4)	10%	7%	7%
Inventory intensity(5)	11%	10%	10%
Inventory turnover(6)	2.0	2.8	4.2
Inventory reach in days(7)	119	86	67
Days sales outstanding(8)	117	89	78
Equity ratio(9)	57%	31%	51%
Return on equity(10)	(6)%	(92)%	(30)%
Return on assets(11)	(3)%	(43)%	(12)%
Equity-to-fixed-assets ratio(12)	165%	165%	251%
Debt-to-equity ratio(13)	26%	54%	36%

The aforementioned financial condition ratios are calculated as follows:

(1)	Non-current asset intensity = non-current assets/total assets

(2)	Current asset intensity = current assets/total assets

(3)	Degree of wear of property, plant and equipment = accumulated depreciation on property, plant and equipment /historical costs of property, plant and equipment at the end of the fiscal year

(4)	Depreciation rate of property, plant and equipment = annual depreciation of property, plant and equipment /historical costs of property, plant and equipment at the end of the fiscal year

(5)	Inventory intensity = inventory/total assets

(6)	Inventory turnover = Cost of goods sold/average inventory

(7)	Inventory reach in days = average inventory x 360 days/annual revenues

(8)	Days sales outstanding = average trade and other receivables x 360 days/annual revenues

(9)	Equity ratio = equity/total assets

(10)	Return on equity = net income (loss) for the year/average equity

(11)	Return on assets = net income (loss) for the year/average total assets

(12)	Equity-to-fixed-assets ratio = equity/property, plant and equipment

(13)	Debt-to-equity ratio = (short-term debt + long-term debt)/equity

The average of a balance sheet position is calculated as the arithmetic average of the amount as of the balance sheet dates of the current and the prior years.

In the 2008 fiscal year, the net loss incurred was primarily the result of Qimonda’s operating losses and the recorded write-down in order to remeasure Qimonda to its current fair value less cost to sell. Accordingly, our equity and total assets decreased significantly compared to 2007. This resulted in significant decreases in non-current asset intensity, equity ratio, return on equity, and return on assets, while current asset intensity and debt to equity ratios increased. In the 2009 fiscal year, we deconsolidated Qimonda, which led to a further reduction in total assets, and thus led to an increase in non-current asset intensity and equity ratio.

In the 2008 fiscal year, lower net capital expenditures in property, plant and equipment resulted in an increase in our degree of wear of fixed assets and a decrease in our depreciation rate of fixed assets. This development continued in the 2009 fiscal year as a result of the ongoing decrease of our investing activities year-over-year.

While the debt-to-equity ratio significantly increased in the 2008 fiscal year compared to the 2007 fiscal year due to the equity decrease as a result of the Qimonda losses, in the 2009 fiscal year the debt-to-equity, equity and return on equity ratios improved considerably and decreased as a result of the share capital increase and repurchases and redemptions of exchangeable subordinated notes and convertible subordinated notes due 2010. This was partially offset by the issuance of new convertible subordinated notes due 2014.

The development of the ratios inventory turnover, inventory reach in days, and days sales outstanding was strongly impacted by the change in business environment, which occurred primarily in the first and second quarters of the 2009 fiscal year, followed by strict working capital management. This resulted in significantly lower accounts receivable and strong decreases in inventory throughout the 2009 fiscal year.

Liquidity

Cash Flow

Our consolidated statements of cash flows show the sources and uses of cash and cash equivalents during the reported periods. They are of key importance for the evaluation of our financial position.

Cash flows from investing and financing activities are both directly determined based on payments and receipts. Cash flows from operating activities are determined indirectly from net loss. The changes in balance sheet items have been adjusted for the effects of foreign currency exchange fluctuations and for changes in the scope of consolidation. Therefore, they do not conform to the corresponding changes in the respective balance sheet line items.

	For the years ended September 30,
	2008	2009
	(€ in millions)

Net cash provided by operating activities from continuing operations	540	268
Net cash used in investing activities from continuing operations	(652)	(14)
Net cash (used in)/provided by financing activities from continuing operations	(230)	391
Net decrease in cash and cash equivalents from discontinued operations	(291)	(393)

Net (decrease)/increase in cash and cash equivalents	(633)	252

Cash flow from operating activities

Net cash provided by operating activities from continuing operations was €268 million in the 2009 fiscal year, and reflected primarily the loss from continuing operations of €273 million, excluding non-cash charges for depreciation and amortization of €513 million, and €17 million resulting from the sale of the SensoNor business. Net cash provided by operating activities from continuing operations included €19 million received from the German banks’ deposit protection fund as well as €10 million received from the BenQ insolvency administrator, and was also positively impacted by income tax refunds received of €16 million and interest received of €21 million. Interest paid of €49 million reduced net cash provided by operating activities.

Cash flow from investing activities

Net cash used in investing activities from continuing operations of €14 million in the 2009 fiscal year mainly reflects capital expenditures of €51 million for the capitalization of internally developed intangible assets and the purchase of intangible assets and of €103 million for the purchase of property, plant and equipment. This was offset by €101 million principal amount received from the German banks’ deposit protection fund in the second and third quarters of the 2009 fiscal year for cash deposits. Furthermore, net proceeds (sales less purchases) of €33 million from available-for-sale financial assets and the consideration of €4 million received from the sale of the SensoNor business contributed positively to cash used in investing activities from continuing operations.

Cash flow from financing activities

Net cash provided by financing activities from continuing operations was €391 million for the year ended September 30, 2009, compared to net cash used in financing activities from continuing operations of €230 million for the year ended September 30, 2008. In the 2009 fiscal year, we increased our ordinary share capital by €674 million, with the net excess issuance proceeds reflected in additional paid-in-capital. This increased our net cash provided by financing activities from continuing operations by €680 million. Further increases resulted from proceeds of €182 million, net of debt issuance cost and discount, from the issuance of convertible subordinated notes due 2014 with a notional amount of €196 million. This was partly offset by principal repayments of long-term debt of €455 million, of which the majority related to the repurchase and redemption of our exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010 for an aggregate of €285 million in cash including transaction costs of €3 million. Additional debt repayments related primarily to the repayment of our syndicated loan.

Change in cash and cash equivalents from discontinued operations

The net decrease in cash and cash equivalents from discontinued operations was €393 million in the 2009 fiscal year, compared to €291 million in the prior year. The net decrease in cash and cash equivalents from discontinued operations primarily reflected Qimonda’s net cash used in operating activities of €416 million as well as cash used in financing activities of €40 million, which was partly offset by Qimonda’s net cash provided by investing activities of €21 million. Qimonda’s cash used in operating activities primarily reflected Qimonda’s net loss in the first quarter, before Qimonda was deconsolidated. The net cash provided by investing activities of €21 million consisted primarily of cash received by Qimonda in connection with the sale of Inotera to Micron in November 2008 for 400 million U.S. dollars (approximately €296 million), partially offset, due to the deconsolidation of Qimonda, by the cash and cash equivalents totaling €286 million of Qimonda as of January 23, 2009, the date Qimonda filed an application to commence insolvency proceedings.

In the 2009 fiscal year our Wireline Communications business contributed €36 million to the operating cash flow from discontinued operations, primarily reflecting net income excluding depreciation and amortization, and contributed €6 million to net cash provided by investing activities from discontinued operations, reflecting €13 million received as a refund of contingent consideration from Texas Instruments Inc. due to the failure to achieve agreed revenue targets of the CPE business and €7 million paid for investments in intangible assets and property, plant and equipment.

Free Cash Flow

We define free cash flow as cash flow from operating and investing activities from continuing operations excluding purchases or sales of available-for-sale financial assets. Since we hold a portion of our available monetary resources in the form of readily available-for-sale financial assets, and operate in a capital intensive industry, we report free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. Free cash flow includes only amounts from continuing operations, and is determined as follows from the consolidated statements of cash flows:

	For the years ended
	September 30,
	2008	2009
	(€ in millions)

Net cash provided by operating activities from continuing operations	540	268
Net cash used in investing activities from continuing operations	(652)	(14)
Sales of securities available-for-sale, net	(27)	(33)

Free cash flow	(139)	221

Free cash flow was positive €221 million in the 2009 fiscal year, compared to negative €139 million in the 2008 fiscal year, a significant improvement of €360 million. Free cash flow in the 2008 fiscal year, compared to the 2009 fiscal year, included higher cash used in investing activities from continuing operations, due to the acquisitions of the mobility products business of LSI and Primarion Inc. for €353 million, and higher capital expenditures of €308 million for property, plant and equipment, which were only partly offset by higher cash provided by operating activities from continuing operations. Free cash flow in the 2009 fiscal year included cash inflow of €120 million from the German banks’ deposit protection fund and cash outflows for our IFX10+ cost-reduction program.

Net Cash/(Debt) Position

The following table presents our gross and net cash/(debt) positions and the maturity of debt. It is not intended to be a forecast of cash available in future periods. Since we hold a portion of our available monetary resources in the form of readily available-for-sale financial assets, which for IFRS purposes are not considered to be “cash”, we report our gross and net cash/(debt) positions to provide investors with an understanding of our overall liquidity. The gross and net cash/(debt) position is determined as follows from the consolidated balance sheets, without adjustment to the IFRS amounts presented:

	Payments due by period
		Less than	1-2	2-3	3-4	4-5	After
As of September 30, 2009	Total	1 year	years	years	years	years	5 years
	(€ in millions)

Cash and cash equivalents	1,414	1,414	—	—	—	—	—
Available-for-sale financial assets	93	93	—	—	—	—	—

Gross cash position	1,507	1,507	—	—	—	—	—

Less:
Long-term debt	329	—	78	66	40	145	—
Short-term debt and current maturities of long-term debt	521	521	—	—	—	—	—

Total financial debt	850	521	78	66	40	145	—

Net cash/(debt) position	657	986	(78)	(66)	(40)	(145)	—

Our gross cash position, representing cash and cash equivalents plus available-for-sale financial assets, was €1,507 million at September 30, 2009, compared to €883 million at the prior year end. The increase resulted from our share capital increase of €680 million, positive free cash flow of €221 million, and the issuance of new convertible subordinated notes due 2014. The increase was partly offset by the repurchase and redemption of exchangeable subordinated notes due 2010 and convertible subordinated notes due 2010.

Our net cash/(debt) position as of September 30, 2009, defined as gross cash position less short and long-term debt, was €657 million, an improvement of €944 million from negative €287 million as of September 30, 2008, primarily reflecting the increase in gross cash position described above and a reduction in total financial debt of €320 million. The reduction in debt relates to repurchases and redemptions of exchangeable subordinated notes due 2010 and convertible subordinated notes due 2010, net of accretion, as well as repayments of other debt, partly offset by the issuance of new convertible subordinated notes due 2014.

Long-term debt and short-term debt principally consist of convertible subordinated notes that were issued in order to strengthen our liquidity position and allow us more financial flexibility in conducting our business operations. The total notional amount of outstanding convertible notes as of September 30, 2009, amounted to €644 million, of which €196 million are long-term for subordinated convertible notes due 2014 and €448 million are short-term for convertible subordinated notes due 2010.

On June 5, 2003, we issued at par €700 million in convertible subordinated notes due 2010. The notes are unsecured and accrue interest at 5 percent per year. The notes were originally convertible, at the option of the noteholders, into a maximum of 68.4 million ordinary shares of our company, at a conversion price of €10.23 per share through maturity. As a result of our share capital increase in August 2009 the conversion price has been adjusted to €9.14 in accordance with an antidilution provision contained in the notes. During the 2008 and 2009 fiscal years, we repurchased notional amounts of €100 million and €152 million, respectively, of convertible subordinated notes due 2010. The repurchases were made out of available cash. These notes were subsequently cancelled.

On September 26, 2007, we issued €215 million in exchangeable subordinated notes due 2010 at par. The notes were unsecured and accrued interest at 1.375 percent per year. In the 2009 fiscal year we repurchased and redeemed all of our notional amounts of €215 million of our exchangeable subordinated notes due 2010. The repurchases and redemptions were made out of available cash.

On May 26, 2009, we issued €196 million in new subordinated convertible notes due 2014 at a discount of 7.2 percent. The notes were originally convertible, at the option of the holders of the notes, into a maximum of 74.9 million of our ordinary shares at a conversion price of €2.61 per share through maturity. As a result of our share capital increase in August 2009, the conversion price has been adjusted to €2.33 in accordance with an antidilution provision contained in the notes. The notes accrue interest at 7.5 percent per year. The notes are unsecured and rank pari passu with all present and future unsecured subordinated obligations of the issuer.

To secure our cash position and to keep flexibility with regards to liquidity, we have implemented a policy with risk limits for the amounts deposited with respect to the counterparty, credit rating, sector, duration, credit support and type of instrument.

Capital Requirements

We require capital in our 2010 fiscal year to:

•	finance our operations;

•	make scheduled debt payments;

•	settle contingencies if they occur; and

•	make planned capital expenditures.

We expect to meet these requirements through:

•	cash flows generated from operations;

•	cash on hand and securities we can sell; and

•	available credit facilities.

As of September 30, 2009, we require funds for the 2010 fiscal year aggregating €1,073 million, consisting of €521 million for short-term debt payments and €552 million for commitments. In addition, we may need up to €18 million for currently known and estimable contingencies. We also plan to invest approximately €220 million to €250 million in capital expenditures. As of September 30, 2009, we had a gross cash position of €1,507 million, and the ability to draw funds from available credit facilities of €211 million.

Contractual Obligations, Commitments and Contingencies

	Payments Due/Expirations by Period
							After
		Less than	1-2	2-3	3-4	4-5	5
As of September 30, 2009(1)	Total	1 year	years	years	years	years	years
	(€ in millions)

Contractual obligations and commitments:
Long-term debt and short-term debt obligations	850	521	78	66	40	145	—
Operating lease payments	740	69	65	60	57	56	433
Unconditional purchase commitments	567	440	85	28	12	2	—
Future interest payments	110	43	19	17	15	15	1
Other long-term liabilities	31	—	31	—	—	—	—

Total commitments	2,298	1,073	278	171	124	218	434

Other contingencies:
Guarantees(2)	81	10	8	—	5	2	56
Contingent government grants(3)	37	8	14	4	5	6	—

Total contingencies	118	18	22	4	10	8	56

(1)	Certain payments of obligations or expiration of commitments that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table, based on our estimate of the reasonably likely timing of payments or expirations in each particular case. Actual outcomes could differ from those estimates.

(2)	Guarantees are primarily issued for the payment of import duties, rentals of buildings and contingent obligations related to government grants received.

(3)	Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not guaranteed otherwise and could be refundable if the total project requirements are not met. They do not include any potentially contingent government grants in relation to Qimonda.

The above table should be read together with note 38 to our consolidated financial statements for the year ended September 30, 2009.

Off-Balance Sheet Arrangements

We issue guarantees in the normal course of business, primarily for the payment of import duties, rentals of buildings and contingent obligations related to government grants received. As of September 30, 2009, the undiscounted amount of potential future payments for guarantees was €81 million.

Capital Expenditures

	For the years ended
	September 30,
	2008	2009
	(€ in millions)

Property, plant and equipment	308	103
Intangible assets — internally developed	38	43
Intangible assets — purchased	11	8

Total	357	154

In our 2009 fiscal year budget prepared in the prior year, we expected to invest approximately €200 million, primarily for our manufacturing facilities in Malacca, Malaysia, and in Kulim, Malaysia. As a result of the economic downturn, we reconsidered our investment decisions and considerably reduced actual investments in property, plant and equipment to €103 million in the 2009 fiscal year. As research and development activities are important for our business, we only reduced research and development activities to a limited extent as a result of the economic situation. The level of capitalized development cost remained substantially unchanged, and approximately the same absolute amount of development cost qualified for capitalization under IFRS compared to our 2008 fiscal year.

Depending on market developments and our business situation, we currently expect to invest approximately €220 million to €250 million in capital expenditures in the 2010 fiscal year. We also continuously seek to improve productivity and upgrade technology at existing facilities. As of September 30, 2009, €35 million of this amount was committed and included in unconditional purchase commitments. Due to the lead times between ordering and delivery of equipment, a substantial amount of capital expenditures typically is committed well in advance.

Credit Facilities

We have established both short- and long-term credit facilities with a number of different financial institutions in order to meet our anticipated funding requirements. These facilities aggregate €491 million, of which €211 million remained available at September 30, 2009, and comprise the following:

	Nature of financial		As of September 30, 2009
	institution		Aggregate
Term	commitment	Purpose/intended use	facility	Drawn	Available
			(€ in millions)

Short-term	firm commitment	general corporate purposes, working capital, guarantees	108	51	57
Short-term	no firm commitment	working capital, cash management	114	—	114
Long-term(1)	firm commitment	project finance	269	229	40

Total			491	280	211

(1)	Including current maturities.

In September 2004, we executed a $400/€400 million syndicated credit facility with a five-year term, which was subsequently reduced to $345/€300 million in August 2006. In January 2006, we drew $345 million under Tranche A, on the basis of a repayment schedule that consisted of equal installments falling due in March and September each year. On September 23, 2009, Tranche A was fully repaid at its final maturity. Tranche B, which was a multicurrency revolving facility to be used for general corporate purposes, expired undrawn at its final maturity on September 23, 2009.

In June 2009, local financial institutions granted working capital and project loan facilities to our subsidiary, Infineon Technologies (Wuxi) Co. Ltd., amounting to a total of $141 million (€97 million). These multi-year facilities are available for general corporate purposes and the expansion of manufacturing facilities in Wuxi, China, including intragroup asset transfers. As of September 30, 2009, there were no drawings outstanding under these facilities. Any amounts drawn under these facilities will be partially secured by an asset pledge and a corporate guarantee.

Furthermore, we have established various independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for various funding purposes.

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

Taking into consideration the financial resources available to us, including our internally generated funds and currently available banking facilities, we believe that we will be in a position to fund our capital requirements in the 2010 fiscal year.

Pension Plan Funding

Our defined benefit obligation, which takes into account future compensation increases, amounted to €413 million at September 30, 2009, compared to €376 million at September 30, 2008. The fair value of plan assets as of September 30, 2009, was €319 million, compared to €333 million as of September 30, 2008.

The actual return on plan assets between the last measurement dates amounted to 2.4 percent, or €7 million, for domestic (German) plans and negative 6.0 percent, or negative €2 million, for foreign plans, compared to the expected return on plan assets for that period of 7.1 percent for domestic plans and 7.2 percent for foreign plans. We have estimated the return on plan assets for the next fiscal year to be 6.3 percent, or €18 million, for domestic plans and 7.2 percent, or €2 million, for foreign plans.

At September 30, 2008 and 2009, the combined funding status of our pension plans reflected an under-funding of €43 million and €94 million, respectively.

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

Our asset allocation targets for pension plan assets are based on our assessment of business and financial conditions, demographic and actuarial data, funding characteristics, related risk factors, market sensitivity analyses and other relevant factors. The overall allocation is expected to help protect the plans’ level of funding while generating sufficiently stable real returns (i.e., net of inflation) to meet current and future benefit payment needs. Due to active portfolio management, the asset allocation may differ from the target allocation up to certain limits. As a matter of policy, our pension plans do not invest in our shares.

Financial Instruments

We periodically enter into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on our foreign currency denominated net future cash flows. We do not enter into derivatives for trading or speculative purposes. For further details regarding our financial risk management and risks arising in connection with financial instruments, see notes 36 and 37 to our consolidated financial statements.

Overall statement of the Management Board with respect to Our Financial Condition as of the Date of this Report

Our 2009 fiscal year was significantly impacted by the overall slowdown of the economy. Our cost saving efforts, which we started to implement with our IFX10+ cost-reduction program during the fourth quarter of the 2008 fiscal year, helped us to reduce the negative impact of the economic slowdown. However, we must continue to improve our cost structure and product margin to adjust them to reduced revenues in order to reach our overall margin goal of a minimum of 10 percent while maintaining our technological leadership.

The successful financing measures we executed during the 2009 fiscal year resulted in a significant improvement in our financial condition. As of September 30, 2009, our debt to equity ratio is 36 percent and our net cash position amounts to €657 million compared to a debt-to-equity-ratio of 54 percent and a net debt position of €287 million as of September 30, 2008. This should give us a strong foundation to meet future obligations and our strategic objectives.

Employees

The following table indicates the composition of our workforce by function and region at the end of the fiscal years indicated(1):

	As of September 30,
	2007	2008	2009

Function:
Production	20,376	19,358	17,338
Research & Development	5,833	6,273	5,971
Sales & Marketing	1,832	1,905	1,681
Administrative	1,557	1,583	1,474

Infineon	29,598	29,119	26,464

Qimonda	13,481	12,224	—

Total	43,079	41,343	26,464

Region:
Germany	10,151	10,053	9,160
Europe	5,564	5,192	4,676
North America	581	821	687
Asia/Pacific	13,145	12,897	11,803
Japan	157	156	138

Infineon	29,598	29,119	26,464

Qimonda	13,481	12,224	—

Total	43,079	41,343	26,464

(1)	Approximately 860 employees are to be transferred to Lantiq upon closing of the sale of the Wireline Communications business.

During the 2008 fiscal year, the number of employees in our logic business decreased slightly, primarily due to the formation of the Bipolar joint venture with Siemens and further decreases in the number of production employees, primarily in Asia/Pacific. These decreases were partly offset by employees that joined the company as a result of the acquisitions we made during the year.

In the 2009 fiscal year, our workforce decreased throughout all functions and regions by 9 percent, primarily as a result of our IFX 10+ cost-reduction program as well as the sale of the SensoNor business. Furthermore, Qimonda was deconsolidated upon filing for insolvency.

In addition to our own employees, we hire temporary staff in our different business areas; the number of hired temporary staff is adjusted flexibly based on our capacity needs.

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

Revenue Recognition

We generally market our products to a wide variety of customers and a network of distributors. Our policy is to record revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured. We recognize revenue on sales to distributors using the “sell in” method (i.e. when product is sold to the distributor) rather than the “sell through” method (i.e. when the product is sold by the distributor to the end user). In accordance with established business practice in the semiconductor industry, distributors can apply for price protection. Under price protection a credit may be provided to the distributor if we lower our price on products held in the distributor’s inventory. In addition, a distributor can apply for a ship & debit credit, when the distributor wishes to reduce the sales price to an end customer on a specific sales transaction. The authorization of the distributor’s refund remains fully within our control. We calculate the provision for price protection in the same period the related revenue is recorded based on historical price trends and sales rebates, analysis of credit memo data, specific information contained in the price protection agreement, and other factors known at the time. The historical price trend is determined based on the difference between the invoiced price and the standard list price to the distributor. The outstanding inventory period, the visibility into the standard inventory pricing for standard products, and the long distributor pricing history enable us to reliably estimate price protection provisions. We monitor potential price adjustments on an ongoing basis.

In addition, distributors can, in certain cases, also apply for stock rotation and scrap allowances. Allowances for stock rotation returns are accrued based on expected stock rotation as per the contractual agreement. Distributor scrap allowances are accrued based on the contractual agreement and, upon authorization of the claim, reimbursed up to a certain maximum of the average inventory value. Historically, actual returns under such return provisions have been insignificant. We monitor such product returns on an ongoing basis.

In some cases, rebate programs are offered to specific customers or distributors whereby the customer or distributor may apply for a rebate upon achievement of a defined sales volume. Distributors are also partially compensated for commonly defined cooperative advertising on a case-by-case basis.

The determination of these provisions and allowances requires the exercise of substantial judgment in evaluating the above-mentioned factors and requires material estimates, including forecasted demand, returns and industry pricing assumptions.

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

Recoverability of Non-Financial Assets

Our business is extremely capital-intensive, and requires a significant investment in property, plant and equipment. Due to rapid technological change in the semiconductor industry, we anticipate the level of capital expenditures to be significant in future periods. During the 2009 fiscal year, we spent €103 million on purchases of property, plant and equipment. At September 30, 2009, the carrying value of our property, plant and equipment was €928 million. We have acquired other businesses, which resulted in the generation of significant amounts of long-lived intangible assets, including goodwill. At September 30, 2009, we had long-lived intangible assets of €369 million.

In accordance with the provisions of International Accounting Standard (“IAS”) 36, “Impairment of Assets”, we test goodwill and indefinite life intangible assets for impairment at least once a year.

We also review long-lived assets, including intangible assets, for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to the recoverable amount, which is the higher of the asset’s value in use and its fair value less costs to sell. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds their recoverable amount. The recoverable amount is generally based on discounted estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. During the 2008 and 2009 fiscal years, impairment charges of €130 million and €3 million, respectively, were recognized on long-lived assets, including intangible assets.

Goodwill is not amortized, but instead tested for impairment annually in the fourth quarter of the fiscal year as well as whenever there are events or changes in circumstances (“triggering events”) that suggest that the carrying amount may not be recoverable. Goodwill is carried at cost less any accumulated impairment losses. The recoverable amount is the higher of fair value less costs to sell and of value in use. We do not determine fair value less costs to sell or value in use using estimates, averages or computational short-cuts, but apply the cash-generating unit concept (“CGU”). Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Our CGUs represent the lowest level at which the goodwill is monitored for internal management purposes. This level is beneath the segment level and the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups thereof. If the carrying amount of the allocated goodwill exceeds its recoverable amount, the allocated goodwill must be reduced accordingly. An impairment loss recognized for goodwill is not reversed in a subsequent period. The determination of fair value of the CGUs requires considerable judgment by management.

We determine the recoverable amount of a CGU based on discounted cash flow calculations. We believe that this is the most meaningful method, in order to reflect the cyclicality of the industry and to determine the recoverable amount of the CGUs. This approach was applied consistently in fiscal years 2008 and 2009. The material assumptions underlying our discounted cash flow model for all of our CGUs include the weighted average cost of capital (“WACC”) as well as the terminal growth rate of the CGUs. The calculation of the discount rate is based on a market participant’s view of the asset or CGU. In accordance with IAS 36, we determine the appropriate WACC for the CGUs based on market information, including our peer group’s beta factors and leverage, and other market borrowing rates. The terminal value growth rate has been taken from available market studies from market research institutes. For specific assumptions used see note 2 to our consolidated financial statements.

The assumptions used in fiscal years 2008 and 2009 reflected market-driven changes but did not differ significantly.

In addition, the individual impairment tests include sensitivity analyses taking into account the above-mentioned material assumptions. As part of the sensitivity analysis for each impairment test for a CGU, these parameters were also subsequently reviewed until the approval of the consolidated financial statements by the management board.

We did not recognize any goodwill impairment charges in the 2007, 2008, and 2009 fiscal years.

Valuation of Inventory

Historically, the semiconductor industry has experienced periods of extreme volatility in product demand and in industry capacity, resulting in significant price fluctuations. Since semiconductor demand is concentrated in such highly-volatile industries as wireless communications and the computer industry, this volatility can be extreme. This volatility has also resulted in significant fluctuations in price within relatively short time-frames.

As a matter of policy, we value inventory at the lower of acquisition or production cost or net realizable value. We review the recoverability of inventory based on regular monitoring of the size and composition of inventory positions, current economic events and market conditions, projected future product demand, and the pricing environment. This evaluation is inherently judgmental and requires material estimates, including both forecasted product demand and pricing environment, both of which may be susceptible to significant change. At September 30, 2008 and 2009, total inventory was €665 million and €460 million, respectively.

In future periods, write-downs of inventory may be necessary due to (1) reduced semiconductor demand in the industries we serve, including the computer and wireless communications industries, (2) technological obsolescence due to rapid developments of new products and technological improvements, or (3) changes in economic or other events and conditions that impact the market price for our products. These factors could result in adjustments to the valuation of inventory in future periods, and significantly impact our future operating results.

Pension Plan Accounting

We operate various pension plans. The plans are generally funded through payments to trustee-administered funds, determined by periodic actuarial calculations. We have both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which we pay fixed contributions into a separate entity (a fund). We therefore have no legal or constructive obligations to pay further contributions if one of its defined contribution plans does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

A defined benefit plan is a pension plan that is not a defined contribution plan. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized outside profit or loss in the Consolidated Statement of Income and Expense Recognized in Equity in the period in which they occur (“SoRIE approach”).

Past-service costs are recognized immediately in profit or loss, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

We pay contributions to publicly or privately administered pension insurance plans. We have no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. We record a liability for amounts payable under the provisions of our various defined contribution plans. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

A significant variation in one or more of the underlying assumptions could have a material effect on the measurement of our long-term obligation.

Consolidated Balance Sheets.  Defined benefit plans determine the entitlements of their beneficiaries. The net present value of the ultimate future benefit entitlement for service already rendered is represented by the defined benefit obligation (“DBO”), which is actuarially calculated with consideration for future compensation increases.

The pension liabilities are equal to the DBO when the assumptions used to calculate the DBO such as discount rate, compensation increase rate and projected future pension increases are achieved. In the case of funded plans, the market value of the external assets is offset against the benefit obligations. The net liability or asset recorded on the consolidated balance sheets is in general equal to the under- or over-funding of the DBO in this case, when the expected return on plan assets is subsequently realized.

The actuarial gains or losses from differences between actual experience and the assumptions made for the compensation increase rate and projected future pension increases, as well as the differences between actual and expected returns on plan assets, are recognized directly in the equity in the statement of recognized income and expense.

Consolidated Statements of Operations.  The recognized expense related to pension plans and similar commitments in the consolidated statements of operations is referred to as net periodic pension cost (“NPPC”) and consists of several separately calculated and presented components, including service cost, which is the actuarial net present value of the part of the DBO for the service rendered in the respective fiscal year; the interest cost for the expense derived from the addition of accrued interest on the DBO at the end of the preceding fiscal year on the basis of the identified discount rate; and the expected return on plan assets in the case of funded benefit plans.

In the consolidated statements of operations, NPPC is allocated among functional costs (cost of sales, research and development expenses, selling and general administrative expenses), according to the function of the employee groups accruing benefits.

In the consolidated statements of operations, NPPC expenses before income taxes for our pension plans for the fiscal years ended September 30, 2007, 2008 and 2009, were €29 million, €15 million, and €5 million, respectively.

The consolidated balance sheets include the following significant components related to pension plans and similar commitments:

	As of September 30,
	2008	2009
	(€ in millions)

Non-current pension assets	1	—
Current pension liabilities	(1)	—
Non-current pension liabilities	(43)	(94)

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

In the consolidated statements of cash flows, our principal pension and other postretirement benefits resulted in net cash used in operating activities from continuing operations of €6 million and €11 million in the fiscal years ended September 30, 2008 and 2009, respectively.

Pension benefits — Sensitivity Analysis.  A one percentage point change in the established assumptions used for the calculation of the NPPC for the 2010 fiscal year would result in the following impact on the NPPC for the 2010 fiscal year:

	Effect on net periodic pension costs
	One percentage	One percentage
	increase	decrease
	(€ in millions)

Discount rate	(1)	1
Rate of compensation increase	1	(1)
Rate of projected future pension increases	1	(1)
Expected return on plan assets	(1)	5

Increases and decreases in the discount rate, rate of compensation increase and rate of projected future pension increases which are used in determining the DBO do not have a symmetrical effect on NPPC primarily due to the compound interest effect created when determining the present value of the future pension benefit. If more than one of the assumptions were changed simultaneously, the impact would not necessarily be the same as would be the case if only one assumption were changed in isolation.

For a discussion of our current funding status and the impact of these critical assumptions, see note 35 to our consolidated financial statements for the year ended September 30, 2009.

Realization of Deferred Tax Assets

At September 30, 2009, total net deferred tax assets were €383 million. Included in this amount are the tax benefits of net operating loss and credit carry-forwards of approximately €361 million, net of the valuation allowance. These tax loss and credit carry-forwards generally do not expire under current law.

We evaluate our deferred tax asset position and the need for a valuation allowance on a regular basis. The assessment requires the exercise of judgment on the part of our management with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon our ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since we have incurred a cumulative loss in certain tax jurisdictions over the three-year period ended September 30, 2009, the impact of forecasted future taxable income is excluded from such an assessment. For these tax jurisdictions, the assessment was therefore based only on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods.

As a result of this assessment, we increased the deferred tax asset valuation allowance in the 2008 and 2009 fiscal years by €183 million and €88 million, respectively, in order to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in the future. We expect to continue to recognize low levels of deferred tax benefits in the 2010 fiscal year, until such time as taxable income is generated in tax jurisdictions that would enable us to utilize our tax loss carry-forwards in those jurisdictions.

The recorded amount of total deferred tax assets could be reduced if our estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize tax loss and credit carry-forwards in the future.

Provisions

We are subject to various legal actions and claims, including intellectual property matters, which arise in and outside the normal course of business. Current proceedings are described in detail in note 38 to our consolidated financial statements.

We regularly assess the likelihood of any adverse outcome or judgments related to these matters, as well as estimating the range of possible losses and recoveries. Liabilities, including provisions for significant litigation costs, related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount of the loss can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the mid-point in the range is accrued. Accordingly, we have recorded a provision and charged operating income in the accompanying consolidated financial statements related to certain asserted and unasserted claims existing as of each balance sheet date. As additional information becomes available, any potential liability related to these matters is reassessed and the estimates are revised, if necessary. These provisions would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material impact on our results of operations, financial position and cash flows.

Quantitative and Qualitative Disclosures about Market Risks

The following discussion should be read in conjunction with notes 2, 36 and 37 to our consolidated financial statements for the fiscal year ended September 30, 2009.

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

Management has established a policy to require our individual legal entities to manage their respective foreign exchange risk against their respective functional currencies. The legal entities are required to internally hedge their respective foreign exchange risk exposure with our Finance and Treasury department. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, the individual entities use forward contracts transacted with our Finance and Treasury department.

Our policy with respect to limiting short-term foreign currency exposure generally is to economically hedge at least 75 percent of our estimated net exposure for the initial two-month period, at least 50 percent of our estimated net exposure for the third month and, depending on the nature of the underlying transactions, a significant portion for the periods thereafter. Part of the foreign currency exposure cannot be mitigated due to differences between actual and forecasted amounts. We calculate this net exposure on a cash-flow basis considering balance sheet items, actual orders received or made and all other planned revenues and expenses.

The table below provides information about our derivative financial instruments that are sensitive to changes in foreign currency exchange and interest rates as of the end of our 2009 fiscal year. For foreign currency exchange forward contracts related to certain sale and purchase transactions and debt service payments denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual foreign exchange rates. At September 30, 2009, our foreign currency forward contracts mainly had terms up to one year. Our interest rate swaps expire in 2010. We do not enter into derivatives for trading or speculative purposes.

Derivative Financial Instruments

		Average
		contractual	Fair value
	Contract amount	forward	September 30,
	buy/(sell)	exchange rate	2009

Foreign currency forward contracts:
U.S. dollar	78	1.36090	(5)
U.S. dollar	(390)	1.42415	8
Japanese yen	5	133.07333	—
Japanese yen	(4)	134.06714	—
Singapore dollar	16	2.05716	—
Singapore dollar	(2)	2.05438	—
Great Britain pound	4	0.87702	—
Malaysian ringgit	41	4.85275	(2)
Interest rate swaps	500	n/a	16
Other	13	n/a	(6)

Fair value, net			11

We record our derivative instruments according to the provisions of IAS 32, “Financial Instruments: Presentation” and IAS 39, “Financial Instruments: Recognition and Measurement”. IAS 32 and IAS 39 require all derivative instruments to be recorded on the balance sheet at their fair value. Gains and losses resulting from changes in the fair values of those derivatives are accounted for depending on the use of the derivative instrument and whether it qualifies for hedge accounting. During the 2009 fiscal year, we designated as cash flow hedges certain foreign exchange forward contracts related to highly probable forecasted sales denominated in U.S. dollars. We did not record any ineffectiveness for these hedges in the 2009 fiscal year. However, we excluded differences between spot and forward rates and the time value from the assessment of hedge effectiveness and included this component of the financial instruments’ gain or loss as a part of cost of goods sold. We estimate that €0 million of the net result recognized directly in other components of equity as of September 30, 2009, will be reclassified into earnings during the 2010 fiscal year. All foreign exchange derivatives designated as cash flow hedges held as of September 30, 2009 have maturities of five months or less. Foreign exchange derivatives entered into to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period, with unrealized gains and losses recognized in earnings. For the 2009 fiscal year, no gains or losses were reclassified from other components of equity as a result of the discontinuance of foreign exchanges cash flow hedges resulting from a determination that it was probable that the original forecasted transaction would not occur.

In the 2009 fiscal year, foreign exchange transaction gains were €5 million and were offset by losses from our economic hedge transactions of €16 million, resulting in net foreign exchange losses of €11 million. This compared to foreign exchange transaction result of €0 million, which were offset by gains from our economic hedge transactions of €15 million, resulting in net foreign exchange gains of €15 million in the 2008 fiscal year. A large portion of our manufacturing, selling and marketing, general and administrative, and R&D expenses are incurred in currencies other than the Euro, primarily the U.S. dollar, Japanese yen, Singapore dollar, and Malaysian ringgit. Fluctuations in the exchange rates of these currencies to the Euro had an effect on profitability in the 2007, 2008 and 2009 fiscal years.

Interest Rate Risk

We are exposed to interest rate risk through our financial assets and debt instruments resulting from issuance of bonds and credit facilities. Due to the high volatility of our core business and the need to maintain high operational flexibility, our liquid financial assets are kept at a high level. These assets are mainly invested in short-term interest rate instruments. The risk of changing interest rates affecting these assets is partially offset by financial liabilities, some of which are based on variable interest rates.

To reduce the risk caused by changes in market interest rates, we attempt to align the duration of the interest rates of our debts and current assets by the use of interest rate derivatives.

We entered into interest rate swap agreements that primarily convert the fixed interest rate on our 2003 convertible bond to a floating interest rate based on the relevant European Interbank Offering Rate (“EURIBOR”).

Outlook

Industry Environment and Outlook

In the fall of 2008, the world economy entered the deepest recession of the last 60 years, which significantly affected the global semiconductor market. Strong monetary and fiscal policy measures across advanced and emerging economies, however, supported demand and mitigated an imminent global financial collapse. In the summer of 2009, several Asian economies began growing again and economies elsewhere stabilized or began modest recoveries. Nevertheless, the pace of recovery is expected to be slow (International Monetary Fund, October 2009).

A return to growth in the world economy should positively affect the global semiconductor market. After a low double-digit contraction of the market in the 2009 calendar year, analysts expect the global semiconductor market to grow in the 2010 calendar year. WSTS, for example, forecasts in November 2009 that the overall market will increase by 12.2 percent (in U.S. dollar terms) in the 2010 calendar year (compared with its spring 2009 forecast of 7.3 percent growth). In November 2009, WSTS forecasts for the 2009 calendar year a decline of world semiconductor revenues of 11.5 percent, compared to a decline of 21.6 percent predicted in its spring 2009 forecast. For the 2011 calendar year, WSTS currently forecasts world semiconductor revenue-growth of 9.3 percent.

Outlook

Significant planning assumptions:  When preparing this outlook, we made certain important planning assumptions.

Due to the fast pace of developments in the semiconductor market and the cyclical nature of our industry, we can only give an outlook for our 2010 fiscal year. Beyond the 2010 fiscal year, we can only comment on general trends in the semiconductor market.

On July 7, 2009, we entered into an asset purchase agreement to sell our Wireline Communications business to Lantiq. This transaction closed on November 6, 2009. We and Lantiq have entered into product supply agreements as well as into various transitional service agreements. Since closing, our business with Lantiq is reported in the Other Operating Segments.

All statements below reflect our operations without the former Wireline Communications business. In the future, we will focus on our four segments Automotive, Industrial & Multimarket, Chip Card & Security and Wireless Solutions, and will concentrate our resources more closely on growth and leadership in these four market segments.

Our Management Board uses Segment Result to assess the operating performance of the reportable segments and as a basis for allocating resources among our segments. We define Segment Result as operating income (loss), excluding asset impairments, net, restructuring and other related closure costs, net, stock-based compensation expense, acquisition-related amortization and gains (losses), gains (losses) on sales of assets, businesses, or interests in subsidiaries, and other income (expense), including litigation settlement costs. The gain from the sale of the Wireline Communications business will be included in results from discontinued operations, net of income taxes, for the first quarter of the 2010 fiscal year and therefore will have no impact on Segment Result.

The outlook for the 2010 fiscal year assumes that we will complete the sale of ALTIS, our manufacturing joint venture with IBM in France, in the first half of the 2010 fiscal year. Should this not be feasible, we have to re-assess all options. In all conceivable scenarios, we anticipate non-recurring charges as part of our non-segment result. Although the exact amount of such charges cannot be reliably assessed currently, such expenses could have a material adverse effect on our results and financial position.

For the purpose of forecasting our total Segment Result from continuing operations in the 2010 fiscal year, we assumed a U.S. dollar/Euro exchange rate of 1.50. About 50 percent of our revenues and 35 percent of our costs are exposed to the U.S. dollar or to currencies strongly correlated to the U.S. dollar. Any strengthening (weakening) of the U.S. dollar against the Euro would have a positive (negative) impact on revenues and earnings, primarily in the segments with the largest exposure to the U.S. dollar and currencies strongly correlated to the U.S. dollar, namely Industrial & Multimarket and Wireless Solutions. A fluctuation of the U.S. dollar/Euro exchange rate would not, however, have any material impact on earnings for the first half of the 2010 fiscal year, as we have already hedged a significant portion of the expected cash flow for this period. For the remainder of the 2010 fiscal year, however, fluctuations in the U.S. dollar/Euro exchange rate would have a material impact on revenues and earnings. If the exchange rate for the U.S. dollar against the Euro deviates from our forecast by one cent, we estimate that such deviation would lead to a corresponding deviation in combined Segment Result versus our planning assumption of approximately €1.5 million per quarter.

Revenues

Orders have started to recover early in the 2009 calendar year and so far have continued to increase. General demand trends therefore appear positive. That said, the speed of the bookings recovery in the final months of our 2009 fiscal year leaves an element of uncertainty with regards to the sustainability of the pace of recovery. As such, the industry recovery as well as our outlook is subject to risks. Nonetheless, based on the current order backlog and outlook, we expect total revenues in the 2010 fiscal year, consisting of the operating segments Automotive, Industrial & Multimarket, Chip Card & Security, and Wireless Solutions, as well as Other Operating Segments and Corporate & Eliminations, to increase by ten percent or more compared to the 2009 fiscal year. The year-over-year increase is expected to be driven by increases in revenues in all operating segments, particularly in our Automotive segment, with lower revenue increases in the Wireless Solutions and Industrial & Multimarket segments, and the lowest growth rate in the Chip Card & Security segment. Our product supply agreements with Lantiq are expected to positively impact revenues in the Other Operating Segments by a mid- to high double-digit million Euro amount.

Beyond the 2010 fiscal year, we believe that the three current global trends towards improved energy efficiency, security, and communications will continue to gain in importance, positively impacting revenue growth in our four operating segments. In particular, the need for energy efficient semiconductors predominantly drives demand for products in our Automotive and Industrial & Multimarket businesses. Data protection and secure authentication issues are mostly addressed by our Chip Card & Security segment, while our Wireless Solutions segment benefits from the continued growth in mobile communications and data access. In terms of regions, we expect the most important growth driver to be demand from Asia. In the 2009 fiscal year, we generated 45 percent of our total revenues in this region. Semiconductor demand growth in Asia is driven by general economic growth in the region and by country-specific trends. China, for example, is investing heavily in the build-out of its railway network along with its fleet of trains. Furthermore, Asian countries generally are building-out their electricity generation and distribution infrastructure and are focusing on high silicon content wind and solar power plants for energy generation. We expect that projects such as these will have a favorable impact on demand for the power semiconductors offered by our Industrial & Multimarket segment.

With regards to our individual operating segments, the Automotive segment is benefiting from end market demand for vehicles generally stabilizing and in some regions returning to growth. In addition to improving end demand trends, as a component supplier we anticipate benefiting from inventory replenishment throughout the supply chain. Finally, the shift from mid-range and high-end vehicles with comparatively higher semiconductor content towards small cars with comparatively lower silicon content appears to be coming to a halt and may potentially reverse. As one of the two leading automotive semiconductor companies worldwide, with a 9.5 percent market share in 2008 (Strategy Analytics, May 2009), we are well-positioned to benefit from these trends. Longer-term, our products will continue to support the electrification of the drive train and the increased market penetration of hybrid cars, which we serve with our HybridPACKtm modules and other automotive power components such as discrete IGBTs and Power MOSFETs.

We were the number one supplier of power semiconductors and power modules with a 10.2 percent market share in 2008 (IMS Research, July 2009). We expect revenues to increase in the Industrial & Multimarket segment in the 2010 fiscal year, driven by a recovery in end demand for computing, communications and industrial products and inventory replenishment throughout the supply chain. The expansion of infrastructure projects and building of power lines, mostly in China, should add to the 2010 revenue increase. Beyond 2010, the segment will, among others, benefit from growth in demand for power semiconductors for renewable energy applications. In terms of regions, Asia is expected to be a major contributor to such growth as local economic dynamics, including increased wealth and per capita income, support middle class demand for home appliances and electronic goods.

In the Wireless Solutions segment, where we were number four in the wireless ASSP business in the 2008 calendar year in terms of global market share (iSuppli, June 2009), we anticipate revenues will increase in the 2010 fiscal year. This is expected to be driven primarily by the ramp-up of single-chip mobile phone platforms at Nokia and other major customers as well as generally increased demand of major mobile phone platform customers for both HSDPA and Ultra Low Cost solutions. In the 2010 fiscal year, we also expect additional growth from the launch of our mobile phone platform for HSUPA solutions based on 65-nanometer structure size.

Finally, revenues in the Chip Card & Security segment are also anticipated to increase in the 2010 fiscal year compared to the 2009 fiscal year, mostly due to sales growth in the ID card (government ID, health cards, driver licenses, etc.), Pay-TV, and SIM card businesses. As the number one supplier of chip card and security solutions, with a 26 percent market share in 2008 (Frost & Sullivan, October 2009), we will focus on further developing our core competencies, tailored security, contactless applications and embedded control.

Combined Segment Result

In the 2010 fiscal year, we expect combined Segment Result to improve considerably from the 2009 fiscal year and to be significantly positive, with a combined Segment Result margin of a mid single-digit percentage. This outlook is given under the assumption that our manufacturing capacity utilization will not experience any significant decline over the course of the 2010 fiscal year, which could occur, for example, as a result of lower customer orders due to renewed inventory correction in the supply chain. We expect an improvement in combined Segment Result despite the termination of temporary cost reduction measures initiated under our cost reduction program IFX10+ in the 2009 fiscal year. Most notably, our temporary labor cost reduction measures (short-time work and unpaid leave) ended on a world-wide basis effective October 1, 2009, which we anticipate will lead to an increase in quarterly expenses of around €25 million in the 2010 fiscal year, compared to the third and fourth quarters of the 2009 fiscal year. Despite such cost increases, we expect positive combined Segment Result for the 2010 fiscal year. This will be driven by generally higher revenues, significantly higher utilization rates in our manufacturing facilities and continued strict cost discipline. Regarding the latter, we will continue to streamline and reduce the number of processes and interfaces in the company. Beyond the 2010 fiscal year, and assuming continued revenue growth, we expect to realize earnings growth in excess of our revenue growth also driven by an effort to improve the gross margin of our product portfolio.

Research and Development Expenses

We expect expenses for R&D in the 2010 fiscal year to increase broadly in line with revenues, compared to the 2009 fiscal year when excluding the effects of the termination of temporary cost reduction measures initiated under our cost reduction program IFX10+. The increase of our R&D expenses, aside from the end of our temporary labor cost reduction measures, will be driven by expenditures for new products and technologies. Beyond the 2010 fiscal year, we expect that expenditures for R&D will rise in order to support the maintenance and broadening of our product base, which will be required to address the numerous growth opportunities in our markets. The longer term growth rate of our R&D expenses, however, is expected to remain below the rate of revenue growth.

In the Automotive segment, our R&D efforts in the 2010 fiscal year are mainly focused on development of power, microcontroller, and sensor products based on CMOS, bipolar, embedded flash and smart power technologies.

Energy efficiency and system miniaturization are key drivers for R&D in the Industrial & Multimarket segment in the 2010 fiscal year. The development of next-generation power technologies for industrial drives, power supply applications and new package concepts are examples of areas of emphasis in our R&D efforts.

In the Chip Card & Security segment, we have intensified our R&D efforts in developing next-generation, highly secure technologies and platforms for use in many fields of application.

In the Wireless Solutions segment, our R&D spending is focused, for example, on developing next-generation system-on-a-chip products and system solutions for mobile phones. In addition, we develop process technologies in alliances with several partners and consortia in order to maintain a competitive technology roadmap at an affordable cost level.

Fixed assets investment and depreciation

We continue to pursue a differentiated manufacturing strategy for our four operating segments. In the context of this strategy, we will continue to invest in manufacturing capacities for special processes, particularly in the power semiconductor arena. In contrast, we do not plan to invest in our own manufacturing capacities starting with 65-nanometer structure sizes for the standard semiconductor manufacturing process (so called CMOS technology).

Given the demand trends described above, we anticipate that our annual investment in property, plant and equipment and intangible assets, including capitalized development costs, will increase to approximately €220 million to €250 million in the 2010 fiscal year. This compares to an investment in property, plant and equipment and intangible assets including capitalized development costs of €154 million in the

2009 fiscal year. In subsequent fiscal years, we will tailor our capital investment to the demand development, but expect to limit such investments to less than 10 percent of our revenues.

In the 2010 fiscal year, we expect depreciation expense for tangible assets to decrease compared to the 2009 fiscal year and to total around €340 million. Additional amortization of intangible assets, including capitalized development costs, should be around €60 million. Total depreciation and amortization is therefore expected to be approximately €400 million in the 2010 fiscal year. In the 2009 fiscal year, depreciation was €466 million and amortization was €47 million, for total depreciation & amortization of €513 million. Beyond the 2010 fiscal year, we expect annual depreciation and amortization expense, including amortization charges for capitalized development costs, to decrease further and to approach our capital investment.

Major financing measures

Having placed subordinated convertible notes due 2014 with a nominal value of €196 million and having issued 337 million new shares for a gross cash inflow of €725 million in the 2009 fiscal year, we currently do not foresee undertaking any major capital raising measures in the 2010 fiscal year in order to finance our operations or meet our debt maturities.

On June 5, 2010, our subordinated convertible notes with a book value outstanding as of September 30, 2009 of €425 million will come due. Given our gross cash position of €1,507 million as of September 30, 2009, our expected improvement in combined Segment Result and expected depreciation and amortization in excess of capital expenditures for the 2010 fiscal year, we expect to redeem these convertible notes out of existing cash reserves. Similarly, over the course of the 2010 fiscal year, we expect to make other debt repayments totaling €96 million out of existing cash reserves.

Over the course of the 2010 fiscal year, we anticipate that the expected improvement in combined Segment Result, lower cash outflows for restructuring measures, the cash inflow from the sale of our Wireline Communications business, and depreciation and amortization in excess of capital expenditures should contribute positively to free cash flow. Nonetheless, given the debt maturities described above, potential cash outflows in connection with ALTIS as well as the insolvency of Qimonda and given an increase in our net working capital, our gross cash position as of September 30, 2010 is expected to be below our gross cash position as of September 30, 2009. Nevertheless, we expect that we will have ample cash at the end of our 2010 fiscal year to meet all of our anticipated obligations.

Recent Developments Related to Qimonda

We currently hold a 77.5 percent interest in the memory products company Qimonda, which was carved out from Infineon in 2006. On January 23, 2009, Qimonda filed for insolvency, and formal insolvency proceedings were opened in the local registry court in Munich on April 1, 2009. We report the results of Qimonda as discontinued operations in our consolidated financial statements and have deconsolidated Qimonda as of January 23, 2009. The resolution of Qimonda’s insolvency proceedings remains highly uncertain. See “Risk Factors — We may face significant liabilities as a result of the insolvency of Qimonda”. For further details regarding the impact of Qimonda’s insolvency on our financial condition, results of operations and cash flows in the 2009 fiscal year see note 5 to our consolidated financial statements.

Subsequent Events

We closed the sale our Wireline Communications business to Lantiq on November 6, 2009. The final purchase price amounts to approximately €243 million reflecting adjustments under the asset purchase agreement. On the closing date we received cash consideration of €223 million. The final portion of the purchase price of up to €20 million will become due in the fourth quarter of the 2010 fiscal year.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The occurrence of any of the following events could harm us. If these events occur, the trading price of our shares could decline, and you may lose all or part of your investment. Additional risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Risks related to us and our market

Ongoing financial market volatility and adverse developments in the global economic environment have had and could continue to have a significant adverse impact on our business, financial condition and operating results.

Our business, financial condition and results of operations have been and could in the future be significantly negatively impacted by general economic conditions and the related downturn in the semiconductor market. The global economy has recently experienced a significant downturn, reflecting the effects of the credit market crisis, slower economic activity, a generally negative economic outlook, and a decrease in consumer and business confidence. A prolonged economic downturn would pose a number of significant risks for Infineon, including:

•	significant declines in revenue;

•	significant reductions in selling prices;

•	increased volatility and/or declines in our share price;

•	increased volatility or adverse movements in foreign currency exchange rates;

•	delays in, or curtailment of, purchasing decisions by our customers or potential customers either as a result of overall economic uncertainty or as a result of their inability to access the liquidity necessary to engage in purchasing initiatives or new product development;

•	increased credit risk associated with our customers or potential customers, particularly those that may operate in industries most affected by the economic downturn, such as automotives;

•	unprofitable operations;

•	impairment of goodwill or other long-lived assets; and

•	negative cash flows.

To the extent that the current economic downturn worsens or is prolonged, our business, financial condition and results of operations could continue to be significantly and adversely affected.

If we are unsuccessful in implementing our operational restructuring plans, our revenues and profitability may be adversely affected.

Our future success and financial performance are largely dependent on our ability to successfully implement our business strategy and achieve sustained profitability. In furtherance of our overall strategy, we have restructured and are continuing to restructure our operations to improve our focus on our main business. These operational restructuring plans include the implementation of our cost-reduction program IFX10+, which have included the following primary measures:

•	product portfolio management to eliminate unprofitable or insufficiently profitable product families and to increase efficiency in R&D;

•	reduction of manufacturing costs and optimization of the value chain;

•	improved efficiency of processes and tasks in the fields of general and administrative expenses, R&D, and marketing and sales; and

•	re-organization of our structure along our target markets; and

•	reductions in workforce.

Any failure to continue to execute our strategy successfully, including the execution of our cost reduction program “IFX10+”, could have a material adverse effect on our operations or financial performance.

The semiconductor industry is characterized by intense competition, which could reduce our revenues or put continued pressure on our sales prices.

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

We operate in a highly cyclical industry and our business has in the past suffered, is currently suffering and could again suffer from periodic downturns.

The semiconductor industry is highly cyclical and has suffered from significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, lower prices and lower revenues. In addition, average selling prices for our products can fluctuate significantly from quarter to quarter or month to month.

There can be no assurance that the markets in which we operate will experience sustained growth in the near term, that the growth rates experienced in past periods will be attainable again in future years, or that we will be successful in managing any future downturn or substantial decline in average selling prices, any of which could have a material adverse effect on our results of operations and financial condition.

We may not be able to match our production capacity to demand.

It is difficult to predict future developments in the markets we serve, making it hard to estimate requirements for production capacity. If markets do not grow as we have anticipated, or shrink faster than we have anticipated, we risk under-utilization of our facilities or having insufficient capacity to meet customer demand.

Market developments and industry overcapacity may lead to under-utilization of our facilities, which may result in idle capacity costs, write-offs of inventories and losses on products due to falling average selling prices. Such a development could potentially require us to undertake restructuring activities that may involve significant charges to our results of operations. In particular, semiconductor companies have added significant capacity from time to time, including in recent periods prior to the economic downturn. In the past, the net increases of supply sometimes exceeded demand requirements, leading to oversupply situations and downturns in the industry. Downturns, such as the current downturn, have had a severe negative effect on the profitability of the industry. Given the volatility and competition in the semiconductor industry, we are likely to face downturns again in the future, which would likely have similar effects. Fluctuations in the rate at which industry capacity grows relative to the growth rate in demand for semiconductor products may in the future put pressure on our average selling prices and negatively affect our results of operations.

In addition, during periods of increased demand, we may not have sufficient capacity to meet customer orders. In the past, we have responded to increased demand by opening new production facilities or entering into strategic alliances, which in many cases resulted in significant expenditures. We have also purchased an increasing number of processed wafers and packages from semiconductor foundries and subcontractors to meet higher levels of demand and have incurred higher costs of goods sold as a result. To expand our production capacity in the future, we may have to invest substantial amounts, which could negatively affect our results of operations.

Our business could suffer as a result of volatility in different parts of the world.

We operate globally, with numerous development, manufacturing, assembly and testing facilities on three continents, including facilities that we operate jointly with partners. In the 2009 fiscal year, 82 percent of our revenues were generated outside Germany and 64 percent were generated outside Europe. Our business is therefore subject to risks involved in international business, including:

•	negative economic developments in foreign economies and instability of foreign governments, including the threat of war, terrorist attacks, epidemic, pandemic or civil unrest;

•	changes in laws and policies affecting trade and investment; and

•	varying practices of the regulatory, tax, judicial and administrative bodies in the jurisdictions where we operate.

Substantial changes in any of these conditions could have an adverse effect on our business and results of operations. Our results of operations could also be hurt if demand for the products made by our customers decreases due to adverse economic conditions in any of the regions where they sell their own products.

In difficult market conditions, our high fixed costs adversely affect our results.

In less favorable industry conditions, in addition to price pressure, we are faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. Since the semiconductor industry is characterized by high fixed costs, our ability to reduce our total costs in line with revenue declines is limited. The costs associated with excess capacity, particularly for our front-end fabrication facilities (“fabs”), are charged directly to cost of sales as idle capacity charges. We cannot guarantee that difficult market conditions will not adversely affect the capacity utilization of our fabs and, consequently, our future gross profits.

The competitive environment of the semiconductor industry has led to industry consolidation, and we may face even more intense competition from newly merged competitors.

The highly competitive environment of the semiconductor industry and the high costs associated with manufacturing technologies and developing marketable products have resulted in significant consolidation in the industry and are likely to lead to further consolidation in the future. Such consolidation can allow our competitors to further benefit from economies of scale, enjoy improved or more comprehensive product portfolios and increase the size of their serviceable markets. In addition, we may become a target for a company looking to improve its competitive position. Any such corporate event could result in unpredictable consequences, which could have a material adverse effect on our results of operations and financial condition. Consequently, our competitive position may be adversely impacted by consolidation among other industry participants, who may leverage increased market share and economies of scale to improve their competitive position.

We intend to continue to engage in acquisitions, joint ventures and other transactions that may complement or expand our business. We may not be able to complete these transactions, and even if executed, these transactions pose significant risks and could have a negative effect on our operations.

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

We may be unable to successfully integrate businesses we acquire and may be required to record charges related to the goodwill or other long-lived assets associated with the acquired businesses.

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

We review the goodwill associated with our acquisitions for impairment at least once a year. Changes in our expectations due to changes in market developments which we cannot foresee have in the past resulted in us writing off amounts associated with the goodwill of acquired companies, and future changes may require additional write-offs in future periods, which could have a material adverse effect on our financial results.

We may not be able to protect our proprietary intellectual property and may be accused of infringing the intellectual property rights of others.

Our success depends on our ability to obtain patents, licenses and other intellectual property rights covering our products and our design and manufacturing processes. The process of seeking patent protection can be long and expensive. Patents may not be granted on currently pending or future applications or may not be of sufficient scope or strength to provide us with meaningful protection or commercial advantage. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in some countries, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons.

Competitors may also develop technologies that are protected by patents and other intellectual property rights. These technologies may therefore either be unavailable to us or be made available to us only on unfavorable terms and conditions. Litigation, which could require significant financial and management resources, may be necessary to enforce our patents or other intellectual property rights or to defend against claims of infringement of intellectual property rights brought against Infineon by others. Lawsuits may have a material adverse effect on our business. We may be forced to stop producing substantially all or some of our products or to license the underlying technology upon economically unfavorable terms and conditions or we may be required to pay damages for the prior use of third-party intellectual property.

Our business could suffer due to decreases in customer demand.

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

Due to the time needed to develop the final product for end customers and the time until such products are ultimately introduced to the market, we may face significant and sometimes unpredictable delays between the implementation of our products and volume ramp up. This may cause significant idle capacity costs.

The loss of one or more of our key customers may adversely affect our business.

Historically, a significant portion of our revenue has come from a relatively small number of customers and distributors. The loss or financial failure of any significant customer or distributor, or any reduction in orders by any of our key customers or distributors, could materially and adversely affect our business.

Fluctuations in the mix of products sold may adversely affect our financial results.

We achieve differing gross profits across our wide range of products. Our financial results therefore depend in part on the structure of our product portfolio. Fluctuations in the mix and types of our products may also affect the extent to which we are able to recover our fixed costs and investments that are associated with a particular product, and as a result can negatively impact our financial results.

If we fail to successfully implement an optimum make-or-buy strategy, our business could suffer from higher costs.

We intend to continue to invest in leading-edge process technologies such as power, embedded flash and radio-frequency technologies. At the same time, for complementary metal-oxide-semiconductors, or CMOS, below 90-nanometers, we plan to continue to share risks and expand our access to leading-edge technology through long-term strategic partnerships with other leading industry participants and by making more extensive use of manufacturing at silicon foundries. However, the decision to develop our own solutions or to cooperate with third-party suppliers could adversely affect our results of operations if we fail to achieve sufficient volume production, if market conditions for the services we obtain from foundries become more expensive due to increases in worldwide demand for foundry services, or if strategic partners fail to perform properly.

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

We cannot foresee and prepare for every contingency. If production at a fabrication facility is interrupted, we may not be able to shift production to other facilities on a timely basis or customers may purchase products from other suppliers. In either case, the loss of revenues and damage to the relationship with our customers could be significant. Increasing production capacity to reduce exposure to potential production interruptions would increase our fixed costs. If demand for our products does not increase proportionally to the increase in production capacity, our operating results could be harmed.

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

The design and production processes for our products are highly complex. It is possible that we may produce products that do not meet customer specifications, contain or are perceived to contain defects or errors, or are otherwise incompatible with their intended uses. We may incur substantial costs in remedying such defects or errors, which could include material inventory write-downs. Moreover, if actual or perceived problems with nonconforming, defective or incompatible products occur after we have shipped the products, we might not only bear direct liability for providing replacements or otherwise compensating customers, but could also suffer from long-term damage to our relationship with important customers or to our reputation in the industry generally. This could have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by property loss and business interruption.

Damage and loss caused by fire, natural hazards, supply shortage, or other disturbance at semiconductor facilities or within our supply chain — at customers as well as at suppliers — can be severe. Thus, even though we have constructed and operate our facilities in ways that minimize the specific risks and that enable a quick response if such event should occur, damages from such events could nonetheless be severe. Furthermore, despite our continued expectations to invest in prevention and response measures at our facilities and to maintain property loss and business interruption insurance, any loss may exceed the amounts recoverable under our insurance policies. As a result, any such events could have a material adverse effect on our business, financial condition and results of operations, and any such loss may exceed the amounts recoverable under our insurance policies.

Our business could suffer if we are not able to secure the development of new technologies or if we cannot keep pace with the technology development of our competitors.

The semiconductor industry is characterized by rapid technological changes. New process technologies using smaller feature sizes and offering better performance characteristics are introduced every one to two years. The introduction of new technologies allows us to increase the functions per chip while at the same time improving performance parameters, such as decreasing power consumption or increasing processing speed. In addition, the reduction of feature sizes allows us to produce smaller chips offering the same functionality and thereby considerably reduce the costs per function. In order to remain competitive, it is essential that we secure the capabilities to develop and qualify new technologies for the manufacturing of new products. If we are unable to develop and qualify new technologies and products, or if we devote resources to the pursuit of technologies or products that fail to be accepted in the marketplace or that fail to be commercially viable, our business may suffer.

We rely on strategic partners and other third parties, and our business could be harmed if they fail to perform as expected or relationships with them were to be terminated.

As part of our strategy, we have entered into a number of long-term strategic alliances with leading industry participants, both to manufacture semiconductors and to develop new manufacturing process technologies and products. If our strategic partners encounter financial difficulty or change their business strategies, they may no longer be able or willing to participate in these alliances. Some of the agreements governing our strategic alliances allow our partners to terminate the agreement if our equity ownership changes so that a third party gains control of Infineon or of a significant portion of our shares. Our business could be harmed if any of our strategic partners were to discontinue our participation in a strategic alliance or if the alliance were otherwise terminated. To the extent we rely on alliances and third-party design and/or manufacturing relationships, we face the risks of:

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

New business is often subject to a competitive selection process that can be lengthy and uncertain and that requires us to incur significant expenses in advance. Even if we win and begin a product design, a customer may decide to cancel or change our product plans, which could cause us to generate no sales from a product and adversely affect our results of operations.

In several of our business areas, we focus on winning competitive bid selection processes, known as “design wins”, to develop products for use in our customers’ products. These selection processes can be lengthy and can require us to incur significant design and development expenditures. We may not win the competitive selection process and may never generate any revenues despite incurring significant design and development expenditures.

If we win a product design and receive corresponding orders from our customers, we may experience delays in generating revenues from our products as a result of the lengthy development and design cycle. In addition, a delay or cancellation of a customer’s plans could significantly adversely affect our financial results, as we may have incurred significant expenses and generated no revenues. Finally, if our customers fail to successfully market and sell their products, our results of operations could be materially adversely affected as the demand for our products falls.

We rely on a limited number of suppliers of manufacturing equipment and materials and could suffer shortages if these suppliers were to interrupt supply or increase their prices.

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

We are exposed to fluctuations in raw material prices. In the recent past, gold, copper and petroleum-based organic polymer prices in particular have fluctuated on a worldwide basis. If we are not able to compensate for or pass on our increased costs to customers, such price increases could have a material adverse impact on our financial results.

Our business could suffer if we are unable to secure dependable power supplies at reasonable cost.

Our business requires reliable electrical power at reasonable cost and may be adversely affected by power shortages due to disruptions in supply, as well as by increases in market prices for fuel or electricity.

Our operations rely on complex information technology systems and networks, and any disruptions in such systems or networks could have a material adverse impact on our business and results of operations.

We rely heavily on information technology systems and networks to support business processes as well as internal and external communications. These systems and networks are potentially vulnerable to damage or interruption from a variety of sources. However, despite precautions taken by us to manage our risks related to system and network disruptions, including the use of multiple suppliers, an extended outage in a telecommunications network utilized by our systems or a similar event could lead to an extended unanticipated interruption of our systems or networks, which could have an adverse effect on our business. Furthermore, any data leaks resulting from information technology security breaches despite use of sophisticated information technology security to protect our highly confidential information could adversely affect our business operations or reputation.

We have recorded significant reorganization and impairment charges in the past and may do so again in the future, which could materially adversely affect our business.

In the past, we have recorded restructuring and asset impairment charges relating to our efforts to consolidate and refocus our business. As we respond to continuing rapid change in the semiconductor industry in order to remain competitive, we may incur additional employee termination, restructuring and asset impairment charges in the future.

In addition, we test our long-lived assets, including intangible assets, for impairment when events or changes in circumstances indicate that our carrying value may not be recoverable. We believe that the substantial decrease in our market value in recent periods was largely due to factors which do not impact the fair value of our cash generating units to the same extent, and therefore concluded that long-lived assets were not impaired as of such date. We will continue to review our long-lived assets for potential impairment, and may in the future be required to record charges in that regard.

Charges related to employee termination, restructuring and asset impairments may have a material adverse effect on our business, financial condition and results of operations, especially in the periods in which such charges are recorded.

Our business could suffer if third-party service providers fail to perform as expected.

We have outsourced a number of business functions and processes, including some of our IT services, and therefore are subject to risks customarily encountered in outsourcing arrangements. For example, if a service provider is not able to provide the agreed services at the level of quality we require, we may not be able to replace such service provider on short notice, which may have an adverse effect on our business.

Our success depends on our ability to recruit and retain sufficient qualified key personnel.

Our success depends significantly on the recruitment and retention of highly skilled personnel, particularly in the areas of R&D, marketing, production management and general management. The competition for such highly skilled employees is intense and the loss of the services of key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on Infineon. We can provide no assurance that we will be able to successfully retain and/or recruit the key personnel we require.

Reductions in government subsidies or demands for repayment of such subsidies could increase our reported expenses or limit our ability to fund capital expenditures.

Our reported expenses have been reduced in recent years by various subsidies received from governmental entities. In particular, we have received, and expect to continue to receive, subsidies for investment projects as well as for R&D projects. We recognized governmental subsidies as a reduction of R&D expenses and cost of sales in an aggregate amount of €106 million in the 2007 fiscal year, €78 million in the 2008 fiscal year and €66 million in the 2009 fiscal year.

As the general availability of government funding is outside our control, we can provide no assurance that we will continue to benefit from such support, that sufficient alternative funding would be available if necessary or that any such alternative funding would be provided on terms as favorable to us as those we currently receive. In addition, if certain conditions are not met or certain events occur, we may have to repay the government subsidies that we have already received.

The application for and implementation of such subsidies often involves compliance with extensive regulatory requirements, including, in the case of subsidies to be granted within the European Union, notification to the European Commission of the contemplated grant prior to disbursement. In particular, establishment of compliance with project-related ceilings on aggregate subsidies defined under European Union law often involves highly complex economic evaluations. If we fail to meet applicable requirements, we may not be able to receive the relevant subsidies or may be obliged to repay current or future subsidies, which could have a material adverse effect on our business.

The terms of certain of the subsidies we have received impose conditions that may limit our flexibility to utilize subsidized facilities as we deem appropriate, to move equipment to other facilities, to reduce employment at the site, or to use related intellectual property outside the European Union. This could impair our ability to operate our business in the manner we believe to be most cost effective.

Our operating results fluctuate significantly from quarter to quarter, and as a result we may fail to meet the expectations of securities analysts and investors, which could cause our stock price to decline.

Our operating results have fluctuated significantly from quarter to quarter in the past and are likely to continue to do so due to a number of factors, many of which are not within our control. If our operating results do not meet the expectations of securities analysts or investors, the market price of our shares will likely decline. Our reported results can be affected by numerous factors, including:

•	the overall cyclicality of, and changing economic and market conditions in, the semiconductor industry, as well as seasonality in sales of consumer products in which our products are incorporated;

•	our ability to scale our operations in response to changes in demand for our existing products and services or demand for new products requested by our customers;

•	intellectual property disputes, customer indemnification claims and other types of litigation risks;

•	the gain or loss of a key customer, design win or order;

•	the timing, rescheduling or cancellation of significant customer orders and our ability, as well as the ability of our customers, to manage inventory;

•	changes in accounting rules;

•	our success in implementing cost reductions measures;

•	the length of particular product development cycles; and

•	liabilities arising as a result of Qimonda’s insolvency.

Due to the foregoing factors and the other risks discussed in this annual report, investors should not rely on quarter-to-quarter comparisons of our operating results as an indicator of future performance.

Our results of operations and financial condition can be adversely impacted by changes in exchange rates.

Our results of operations can be negatively affected by changes in exchange rates, particularly between the Euro and the U.S. dollar or the Japanese yen. In addition, the balance sheet impact of currency translation adjustments has been, and may continue to be, material. Furthermore, while we operate in an industry with prices primarily denominated in U.S. dollars and therefore receive a large proportion of our revenues in U.S. dollars, a large proportion of our expenses are in Euro; and we also report our financial results in Euro, which is our operational currency. As a result, our financial results can be significantly negatively affected by exchange rate fluctuations of the U.S. dollar against the Euro. See “Operating and Financial Review — Quantitative and Qualitative Disclosures about Market Risks.”

If we fail to maintain effective internal controls, we may not be able to report financial results accurately or on a timely basis, or to detect fraud, which could have a material adverse effect on our business or share price.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent financial fraud. Pursuant to the Sarbanes Oxley Act, we are required to periodically evaluate the effectiveness of the design and operation of our internal controls. Internal controls over financial reporting may not prevent or detect misstatements because of inherent limitations, including the possibility of human error or collusion, the circumvention or overriding of controls, or fraud. If we fail to maintain an effective system of internal controls, our business and operating results could be harmed, and we could fail to meet our reporting obligations, which could have a material adverse effect on our business and our share price.

We are exposed to various tax risks, and several factors could have an adverse effect on our tax burden.

Our German and foreign tax returns are periodically examined by tax authorities, and several entities of the consolidated group are currently subject to such an examination. The most recent finalized corporate income, trade and sales tax audit of Infineon and our German subsidiaries covered the 1999 through 2001 fiscal years; for the 2002 through 2005 fiscal years a tax audit has started. Given the considerable amount of available tax losses incurred by us, additional tax assessments at Infineon level should not trigger substantial tax charges, if any. We regularly assess the adequacy of our domestic and foreign tax provisions in light of new evidence and make adjustments to the extent necessary. Due to the complexities in tax laws and their interpretation by the tax authorities there can be no assurance that the outcome of German and foreign tax audits will not differ from these estimates, and therefore, additional tax charges imposed by the tax authorities may exceed taxes accrued as liabilities or provisions and may require additional liquidity.

In case of changes in the shareholder structure of Infineon, there is a risk that our tax losses, tax loss carry-forwards and interest carry-forwards may be eliminated entirely or in part. Such elimination in whole or in part may, in particular, result from a direct or indirect acquisition of shares (e.g., acquisition or capital increase) of more than 50 percent or of more than 25 percent up to 50 percent, respectively, by an individual shareholder, a related party, or a defined group of shareholders within a five-year period (see Section 8c of the German Corporate Income Tax Act (Körperschaftsteuergesetz)). Such elimination of the tax loss carry-forwards could have a non-cash effect in our consolidated financial statements as a consequence of the derecognition of deferred tax assets relating to those tax loss carry-forwards. In addition, the tax burden in Germany for future tax assessment periods could increase as respective tax losses, tax loss carry-forwards or interest carry-forwards may no longer be available to offset future taxable income.

Furthermore, future changes of the tax laws in Germany or other jurisdictions relevant for us could increase our tax burden. Any such changes, as well as the above mentioned risks, could have a material adverse effect on our cash flows, financial condition and results of operations.

Our deferred tax assets are subject to regular reassessment, which may result in additional valuation allowances.

We recognized deferred tax assets in a total amount of €396 million as of September 30, 2009. We evaluate our deferred tax asset position and the need for a valuation allowance on a regular basis. The assessment requires the exercise of judgment on the part of our management with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. The recorded amount of total deferred tax assets could be reduced, resulting in a decrease in our total assets and consequently in our shareholders’ equity, if our estimates of projected future taxable income and benefits from available tax strategies are lowered as a result of a change in management’s assessment or due to other factors, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize tax loss and credit carry-forwards in the future. A change of the estimated amounts and character of future income may require additional valuation allowances.

Environmental laws and regulations may expose us to liability and increase our costs.

Our operations are subject to many environmental laws and regulations wherever we operate, governing, among other things, air and noise emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and ground water contamination.

An EU Directive imposes a “take-back” obligation on manufacturers to finance the collection, recovery and disposal of electrical and electronic equipment. Because of unclear statutory definitions and interpretations in individual member states, as well as ongoing discussions on national implementing measures, we are unable at this time to determine in detail the consequences of this directive for us. Additional European legislation restricts the use of lead and other hazardous substances in electrical and electronic equipment from July 2006. Both Directives are under revision and their possible impacts currently cannot be determined in detail. A further EU Directive restricts the use of hazardous substances in automotive vehicles. Because the Directive has been changed and further revision is foreseen, the future impact on Infineon cannot currently be determined in detail.

Another Directive describes eco-design requirements for energy-using products, including information requirements for components and sub-assemblies. Furthermore the European regulatory framework for chemicals, called REACH, deals with the registration, evaluation, authorization and restriction of chemicals. This legislation may complicate our R&D activities and may require us to change certain of our manufacturing processes to utilize more costly materials or to incur substantial additional costs. In addition, pursuant to the EU Directive on environmental liability with regard to the prevention and remedying of environmental damage, we could face increased environmental liability, which may result in higher costs and potential damage claims.

In addition, the Chinese government restricts the use of lead and other hazardous substances in electronic products. Because neither all implementing measures nor the key product catalogue are in place, the consequences for Infineon cannot currently be determined in detail. Similar regulations or substance bans are being proposed or implemented in various countries of the world. We are not able at this time to estimate the amount of additional costs that we may incur in connection with these regulations.

There is a risk that we may become the subject of environmental, health or safety liabilities or litigation. Environmental, health, and safety claims or the failure to comply with current or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. Significant financial reserves or additional compliance expenditures could be required in the future due to changes in law or new information regarding environmental conditions or other events, and those expenditures could adversely affect our business or financial condition. As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing locations. Costs associated with future additional environmental compliance or remediation obligations could adversely affect our business.

We may face significant liabilities as a result of the insolvency of Qimonda.

As a result of the commencement of insolvency proceedings by Qimonda, we are exposed to potential liabilities arising in connection with the Qimonda business. Such potential liabilities include, among others, pending antitrust and securities law claims, potential liabilities arising from our former participation in Qimonda Dresden, potential claims for repayment of governmental subsidies, claims by former employees of Qimonda and other employee-related contingencies.

In addition, we may be subject to claims by the insolvency administrator under German insolvency laws for repayment of certain amounts received by us from Qimonda, such as payments for intra-group services and supplies, during defined periods prior to the commencement of insolvency proceedings. Depending on future developments in Qimonda’s operations in Portugal, there is also a risk that claims could be made against us in connection with governmental subsidiaries received by Qimonda Portugal S.A. prior to the carve-out. The insolvency of Qimonda may also subject us to other claims arising in connection with the contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities contributed to Qimonda in connection with the carve-out of the Qimonda business, as we expect that Qimonda will not be able to fulfill its obligation to indemnify us against any such liabilities.

Furthermore, we may lose rights and licenses to Qimonda’s intellectual property that we are entitled to under the contribution agreement between us and Qimonda due the fact that the insolvency administrator has declared non-performance of this agreement. We are evaluating the scope of any potentially affected intellectual property, and we are unable to provide any reasonable estimate of any potential related costs to us.

As of September 30, 2009, we recorded aggregate liabilities of €21 million and provisions of €163 million in connection with these matters. The provisions reflect the amount of those liabilities that management believes are probable and can be estimated with reasonable accuracy at that time. There can be no assurance that such provisions and allowances recorded will be sufficient to cover all liabilities that may ultimately be incurred in relation to these matters.

Finally, there can be no assurance that the insolvency administrator or creditors of Qimonda will not seek to recover money from us by asserting claims that we cannot currently foresee. Even if a court were to dismiss or otherwise rule against such claims, defending against them could require us to expend significant time, money and management attention.

A sale or closure of the ALTIS facility may result in us incurring material additional costs and charges.

We and our joint venture partner IBM are currently involved in ongoing negotiations with strategic and financial partners regarding a divestiture of our respective shares in ALTIS, a manufacturing joint venture in France. The outcome of these negotiations cannot be predicted at this stage. In the event of a failure to reach an agreement with the potential buyers, we will have to reassess all options. All currently conceivable scenarios may result in our company incurring material additional costs and charges. In the event of a sale, we may incur, among others, expenses under a wafer supply agreement that is to be concluded between the joint venture partners and the potential buyer. In the event of a closure, we and IBM may incur material expenses relating to the closing. Although the exact amount of any such expenses cannot be reliably assessed as yet, such expenses could have a material adverse effect on our results of operations and financial position.

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

We are a subject of investigations in several jurisdictions in connection with pricing practices in the Dynamic Random Access Memory (“DRAM”) industry, and are a defendant in civil antitrust claims in connection with these matters.

In September 2004, we entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (the “DOJ”) in connection with its investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, we agreed to plead guilty to a single count relating to the price fixing of DRAM products and to pay a fine of $160 million, payable in equal annual installments through 2009. The last installment was paid in October 2009.

Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against us and other DRAM suppliers in U.S. federal courts and in state courts in various U.S. states and Canadian provinces. The complaints allege violations of U.S. federal and state or Canadian antitrust and competition laws and seek treble damages in unspecified amounts, costs, attorneys’ fees and an injunction against the allegedly unlawful conduct on behalf of the plaintiffs. In July 2006, the state attorney generals of a number of U.S. states and territories filed actions against us and other DRAM suppliers in U.S. federal courts. The claims involve allegations of DRAM price fixing and artificial price inflation and seek to recover three times actual damages and other relief.

In April 2003, we received a request for information from the European Commission in connection with alleged anti-competitive practices in the European market for DRAM products. The European Commission opened formal proceedings in February 2009. We are cooperating with the European Commission in its investigation.

Qimonda is obligated to indemnify us for any liabilities arising from the claims and proceedings described above. Due to Qimonda’s recent insolvency filing, however, we expect that Qimonda will not be able to indemnify us against any such potential liabilities.

In May 2004, we received a notice of a formal inquiry into alleged DRAM industry competition law violations from the Canadian Competition Bureau. We are cooperating with the Canadian Competition Bureau in its inquiry.

An adverse final resolution of the matters described above could result in significant financial liability to, and other adverse effects upon, us which would have a material adverse effect on our business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, we could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on our results of operations, financial condition and cash flow. For further detail, see note 38 to our consolidated financial statements.

Purported class action lawsuits have been filed against us alleging securities fraud.

Following our announcement in September 2004 of our agreement to plead guilty in connection with the DOJ’s antitrust investigation and to pay a fine of $160 million, several purported securities class action lawsuits have been brought against us in U.S. district courts. The lawsuits were consolidated into one complaint that is pending at the U.S. District Court for the Northern District of California. Plaintiffs allege violations of the U.S. securities laws and assert that we made materially false and misleading public statements about our historical and projected financial results and competitive position and manipulated the price of our securities, thereby injuring our shareholders. These matters are currently subject to mediation. Although we are defending against these suits vigorously, a significant settlement or negative outcome at trial could have a material adverse effect on our financial results.

We are the subject of an investigation by the European Commission in connection with alleged violations of competition laws in the Chip Card & Security segment.

In October 2008, we learned that the European Commission had commenced an investigation involving our Chip Card & Security segment for alleged violations of competition laws. In September and October 2009, we and our French subsidiary received written requests for information from the European Commission. If the European Commission were to find that our Chip Card & Security segment violated European Union competition laws, the fines and penalties that would likely be imposed on us could be substantial and would be expected to have a material adverse effect on our business, operations and financial condition.

We might be faced with product liability or warranty claims.

Despite our current efforts, defects may occur in our products. The occurrence of defects, particularly in consumer areas and areas in which personal injury could result, such as our automotive business, could give rise to warranty claims or to liability for damages caused by such defects. We could also incur consequential damages and experience limited acceptance of our products in the market. In addition, customers have from time to time notified us of potential contractual warranty claims in respect of products that we supplied, and are likely to do so in the future. These matters could have a material adverse effect on our business and financial condition.

Risk related to our shares

Our share price is subject to significant fluctuations.

The price of our shares could vary considerably, especially because of fluctuations in actual or forecast results of operations, changes in profit forecasts or the non-fulfillment of securities analysts’ profit expectations, changes in general economic conditions, or other factors. The general volatility of share prices, which has increased considerably over the course of the worsening credit crisis in the financial markets in 2008 and 2009, could also put pressure on the price of our shares without this being directly related to our business activities, cash flow, financial condition, results of operations, or business outlook. Furthermore, the possibility exists that hedge funds having short-term investment goals have already acquired, or will acquire, large blocks of shares, which would enable such funds to deliberately affect our share price.

BUSINESS

Overview

We are one of the world’s leading semiconductor suppliers by revenue. We have been at the forefront of the development, manufacture and marketing of semiconductors for more than 50 years, first as the Siemens Semiconductor Group and then, from 1999, as an independent group. Infineon Technologies AG has been a publicly traded company since March 2000. According to the market research company iSuppli (August 2009), we were ranked the number 10 semiconductor company in the world by revenue in the first six months of the 2009 calendar year.

We design, develop, manufacture and market a broad range of semiconductors and complete system solutions used in a wide variety of applications for energy efficiency, security and communications. Our main business is currently conducted through our four operating segments: Automotive, Industrial & Multimarket, Chip Card & Security and Wireless Solutions. On July 7, 2009, we entered into an asset purchase agreement to sell our Wireline Communications business, and such sale closed on November 6, 2009.

In the 2009 fiscal year, we took significant measures, in particular through our capital increase in August 2009 and our cost-reduction program IFX10+, with the aim of cutting costs, reducing debt, preserving cash and otherwise improving our financial condition. The efforts continue at present. We believe that due to the positive impact of our overall cost reduction and cash preservation measures to retain liquidity we will be able to finance our normal business operations out of cash flows from continuing operations despite the sharp decline in revenue levels.

The address of our principal executive offices is: Am Campeon 1-12, D-85579, Neubiberg, Germany, and our main telephone number is +49-89-234-0. Our agent in the United States is Infineon Technologies North America Corp., which has its principal executive offices at 640 N. McCarthy Blvd., Milpitas, CA 95035.

The principal developments during the 2009 fiscal year included the following:

Corporate and Commercial Developments

•	On July 16, 2009, we launched a rights issue for up to 337 million shares with a subscription price of €2.15 per share. On August 5 and August 11, 2009, we completed the rights issue and issued approximately 323 million shares to our then existing shareholders and approximately 14 million new shares, representing approximately 1.3 percent of our total share capital, to a financial investor, respectively. The capital increase raised approximately €725 million in gross proceeds.

•	On July 7, 2009, we entered into an asset purchase agreement to sell our Wireline Communications business to Lantiq, affiliates of Golden Gate Private Equity Inc. The majority of the purchase price was paid at closing on November 6, 2009 in the amount of €223 million, with up to an additional €20 million of the purchase price being payable 9 months after the closing date. We sold the Wireline Communications business in order to focus on the further development of our main business, our strategy and strong position in the key areas of energy efficiency, security and communications, while at the same time further improving our balance sheet and strengthening our liquidity position.

•	On May 26, 2009, we, through our subsidiary, Infineon Technologies Holding B.V., issued a nominal amount of €196 million guaranteed subordinated convertible notes due 2014 at a discount of 7.2 percent.

•	In the 2009 fiscal year, we repurchased and redeemed a total of €215 million in nominal amount of our guaranteed subordinated exchangeable notes due 2010 that were issued by our subsidiary Infineon Technologies Investment B.V. and €152 million in nominal amount of our guaranteed subordinated convertible notes due 2010 that were issued by our subsidiary Infineon Technologies

Holding B.V. for an aggregate of €285 million in cash, including transaction costs of €3 million. All notes repurchased were subsequently cancelled.

•	On September 29, 2009, we redeemed the remaining outstanding balance of a nominal amount of €19.35 million of our subordinated exchangeable notes due 2010 at par.

•	In April 2009, we voluntarily delisted our ADSs from the New York Stock Exchange and our ADSs began trading over-the-counter on the OTCQX International market.

•	On January 23, 2009, Qimonda filed for insolvency and formal insolvency proceedings were opened in the local registry court in Munich on April 1, 2009. Infineon deconsolidated Qimonda during the second quarter of the 2009 fiscal year.

•	We, together with 17 European partner companies, formed the technology consortium SmartPM (Smart Power Management in Home and Health) to significantly increase the energy efficiency of home appliances, power supplies and healthcare and medical equipment by 2012.

•	We, BMW Forschung und Technik GmbH, Continental AG, Daimler AG and Bosch had formed the “Radar on Chip for Cars” (RoCC) technology cooperation project. The aim of the three-year project is to significantly increase driving safety by making highly reliable radar systems available in all vehicle classes.

•	The Hirose plant of the car manufacturer Toyota awarded us the “Best of Excellent Quality Award 2009” for our extraordinary product quality. This is the first time that a non-Japanese company was honored with such an award and we are the only recipient of the award in 2009.

•	We and Nokia entered into a collaboration for Enhanced Data rate for GSM Evolution (“EDGE”) technology. We will supply our XMMtm 2130 EDGE platform to Nokia, enabling the mobile device manufacturer to bring a new breed of internet capable devices to the market.

•	We signed a collaboration contract with Bosch under which we will license to Bosch certain manufacturing processes for power semiconductors. Additionally, the contract includes a second-source agreement. In addition to Bosch’s own semiconductor manufacturing in Reutlingen, we will produce components developed on the basis of these processes and will supply Bosch with these components.

•	We announced that we had sold more than 100 million of our chips for entry-level handset models, often referred to as “Ultra Low Cost” telephones. The X-GOLDtm 101 (E-GOLDtmvoice) mobile communications chip is the second generation of our highly integrated baseband chips for GSM/GPRS handsets. We also unveiled our third-generation ultra-low-cost (ULC) mobile communications chip, the new X-GOLDtm 110.

•	We announced that Bosch will use a chip from our RASICtm (Radar System IC) product family in its new LRR3 radar sensor system (third-generation Long Range Radar).

•	We announced that our 16-bit security microcontroller family SLE 78 was selected as the winner of the 2008 Sesame Award in the category of Best Hardware.

•	We announced a strategic technology collaboration with Micron for the development of high-density subscriber identity module (HD-SIM) cards with storage capacities above 128 megabytes. HD-SIMs are ideal for delivering expanded storage and greater services while improving the operator’s processes.

•	Autoliv — the world’s largest supplier of automotive safety systems — selected us as the sole supplier of power semiconductors for its next-generation seatbelt pretension systems, called Active Seatbelts. Autoliv’s Active Seatbelts use a small motor device containing the Infineon NovalithICtm power chip, which enables additional safety and comfort features in cars.

Technical and Product Developments

•	We expanded our application kit portfolio to simplify and accelerate the design of energy-efficient motor drives based on our 8-bit and 16-bit microcontrollers. The new kits are built around members of our 8-bit XC800 and 16-bit XE166 family supporting advanced motor control techniques like Field Oriented Control (FOC) and Power Factor Control (PFC).

•	We expanded our product portfolio for automotive infotainment applications by introducing a single-chip linear voltage regulator with integrated diagnosis and car radio system protection functions. The integration of the functions improves the reliability of car radios.

•	We launched the next-generation 600V CoolMOStm C6 series of high-performance MOSFETs (metal-oxide semiconductor field-effect transistors). With the 600V CoolMOStm C6 series, energy conversion applications such as Power Factor Correction (PFC) or Pulse Width Modulation (PWM) stages can be made significantly more energy efficient.

•	We introduced our new lamp ballast controller that integrates Power Factor Correction (PFC), lamp controller, and high-voltage half-bridge driver functions into a single, compact, surface-mounted package. Typical applications for the ICB2FL01G product are electronic ballasts for compact fluorescent lamps, linear fluorescent T5 and T8 lamps, dimmable fluorescent lamps and emergency lighting.

•	We announced production availability of our OptiMOStm 3 75V power MOSFET family for energy efficient power conversion applications. The new devices feature industry leading on-state resistance and Figure of Merit (FOM) characteristics.

•	We launched the world’s smallest transient voltage suppression (TVS) diode for the protection of antennas in the latest electronic equipment. Applications include GPS, mobile TV, FM radio, and Remote Keyless Entry (RKE) and Tire Pressure Monitoring Systems (TPMS) in vehicles.

•	We announced the further expansion of our RFID (Radio Frequency Identification) product portfolio. Our new RFID chip “PJM Light” (Phase Jitter Modulation) provides a memory capacity of one kilobit and privacy features designed to prevent unauthorized access to the protected data.

•	We introduced two new RF-chips for LTE (Long-Term-Evolution) and 3G. The SMARTitm LU is a single-chip 65nm CMOS RF transceiver providing 2G/3G/LTE functionality with a DigRF digital baseband interface for data rates of up to 150 Mbps in LTE Networks. The SMARTitm UEmicro is optimized for low-cost 3G designs.

•	We and Seiko Epson Corporation developed the next generation of advanced global positioning system (GPS) technology. The new GPS single-chip design, the XPOSYStm, is optimized for mobile devices for the consumer market; especially cellular phones with GPS navigation.

•	We presented our latest single-chip VDSL/ADSL solutions for next generation telecom networks. The XWAYtm xRX200 family offers high integration, with a more than 50 percent smaller footprint compared to existing solutions, and best-in-class energy efficiency, with more than 50 percent lower power consumption compared to similar single-chip solutions.

•	We introduced a new family of single-chip WLAN integrated circuits (ICs). The new XWAYtm WAVE100 ICs provide a high-performance and cost-effective solution for wireless network access points that are compliant with the 802.11n draft standard for data rates up to 150Mbit/s and the 802.11 b/g standard.

Industry Background

Semiconductors power, control and enable an increasing variety of electronic products and systems. Improvements in semiconductor process and design technologies continue to result in ever more powerful, complex and reliable devices at a lower cost per function. As their performance has increased and size and costs have decreased, semiconductors have become common components in an ever increasing number of products used in everyday life, including personal computers, telecommunications systems, wireless handheld devices, automotive products, industrial automation and control systems, digital cameras, digital audio devices, digital TVs, chip cards, security applications and game consoles. According to WSTS (November 2009), the global market for semiconductors in 2008 was $249 billion.

In addition to the adverse effects of the global economic downturn and financial crisis on the entire semiconductor industry, the semiconductor market, and hence our business, is characterized by a number of distinct factors.

•	Volatility: The market for semiconductors has historically been volatile. Supply and demand have fluctuated cyclically and have caused pronounced fluctuations in prices and margins.

•	Cyclicality: The industry’s cyclicality results from a complex set of factors, including, in particular, fluctuations in demand for the end products that use semiconductors and fluctuations in the manufacturing capacity available to produce semiconductors. We attempt to mitigate the impact of cyclicality by investing in manufacturing capacities throughout the cycle and entering into alliances and foundry manufacturing arrangements that provide flexibility in responding to changes in the cycle.

•	Seasonality: Our sales are affected by seasonal and cyclical influences, with sales historically strongest in our fourth fiscal quarter.

•	Product Life Cycles: Our business is affected by the product life cycles determined by our customers as a response to innovative technical solutions. The product life cycle prior to the start of volume production can range from several months to more than one year, or even several years for automotive products. Due to this lengthy cycle, we may experience significant delays from the time we incur expenses for R&D, marketing efforts, and investments in inventory, to the time we generate corresponding revenue, if any.

•	Substantial Capital and R&D Expenditures: Semiconductor manufacturing is very capital-intensive. The manufacturing capacities that are essential to maintain a competitive cost position require large capital investments. A high percentage of the cost of operating a fab is fixed; therefore, increases or decreases in capacity utilization can have a significant effect on profitability. To reduce total costs, we intend to share the costs of our R&D and manufacturing facilities with third parties, either by establishing alliances or through the use of foundry facilities for manufacturing.

•	Price Declines and Competition: Our products generally have a certain degree of application specification. Sales prices per unit are volatile and generally decline over time due to technological developments and competitive pressure. We aim to offset the effects of declining unit sales prices on total net sales by optimizing product mix, by increasing unit sales volume and by continually reducing per-unit production costs.

See “Operating and Financial Review — The Semiconductor Industry and Factors that Impact Our Business.”

Strategy

We strive to achieve profitable growth by maintaining and expanding our leadership position in semiconductor solutions in our target markets. We are leveraging key market trends towards energy efficiency, security, and communications and seek to:

•	Build on our leadership position in key markets, in particular by helping to improve energy efficiency. We believe that our success to date has been based on a deep understanding of a wide range of applications for the automotive and industrial sectors as well as for personal computers and other consumer devices. Our leading position in these areas is built on high-performance products, superior process technologies and optimized in-house manufacturing capabilities. We see significant growth potential for our power business, in particular, driven by high energy costs, a shift towards renewable energy generation, and the need for ever longer battery life in mobile devices.

•	Strengthen our leadership position in security solutions. We seek to benefit from growth in electronic and mobile communication and the growing desire to access data anywhere and at any time, which drives demand for data protection and data integrity such as secure authentication and identification of users. We intend to leverage our know-how to address applications in new areas, and believe we are well positioned to benefit from future trends, such as the transition to e-Passports, e-Health cards and RFID ICs in logistics.

•	Provide the technology to be connected every day and everywhere. We seek to continue to profit from our key strengths in areas such as RF and mixed signal technologies employed, in particular, in our wireless business. In order to benefit from the ever-increasing need for mobility and communication in all aspects of day-to-day life, we intend to grow our broad customer base and to focus on the most promising solutions for future profitable growth, such as cellular phone platforms. In the wireless market, these include, in particular, highly integrated, cost efficient single-chip solutions and highly integrated cellular phone platforms for wireless high speed data transfer in HSPA-enabled phones and smart phones.

In addition, it is part of our manufacturing strategy to carefully manage the mix of in-house versus outsourced manufacturing capacity and process technology development. We intend to continue to invest in those process technologies that provide us with a competitive advantage. This is the case particularly for our power process technologies and in manufacturing capacity that can meet the very strict quality requirements of automotive customers. At the same time, in standard CMOS below the 90-nanometer node, we will continue to share risks and expand our access to leading-edge technology through long-term strategic partnerships with other leading industry participants. We do not intend to invest in in-house capacity for standard CMOS processes below the 90-nanometer node, and will make use of outsourced manufacturing capacity at silicon foundries instead.

We believe that ongoing cost control and projects to continually improve productivity are important elements to support the successful implementation of our profitable growth strategy.

Products and Applications

Principal Products, Applications and Customers

The following summary provides an overview of some of our more significant products and applications and some of the more significant direct customers of each of our segments.

Significant
Customers
in the 2009
Segment	Principal Products	Principal Applications	Fiscal Year

Automotive	Power semiconductors (discretes, ICs and modules), sensors and microcontrollers (8-bit, 16-bit, 32-bit) with and without embedded memory, silicon discretes	Powertrain (engine control, transmission control, hybrid), body and convenience (comfort electronics, air conditioning), safety and vehicle dynamics (ABS, airbag, stability control), connectivity (wireless communication, telematics/navigation)	Avnet, Bosch, Continental, Delphi
Industrial & Multimarket	Power semiconductors (discretes, ICs and modules), silicon discretes, ASIC solutions including secure ASICs	Power management & supplies, lighting, drives, renewable energy, power generation and distribution, industrial control, RF and protection devices for multimarket applications, ASICs (for example, for game consoles, hearing aids, computer peripherals)	Avnet, Delta, Siemens, WPG Holdings
Chip Card & Security	Chip card and security ICs	Security memory ICs and security microcontroller ICs for identification documents, payment cards, SIM cards, prepaid telecom cards, access and transportation cards, Pay TV and platform security products for computers and networks (for example, Trusted Platform Modules), RFID ICs for object identification	Gemalto, Giesecke & Devrient, Oberthur Card Systems, U.S. Government Printing Office
Wireless Solutions	Baseband ICs, RF transceivers, power management ICs, single chip ICs integrating these components, mobile phone platform solutions including software, tuner ICs, RF-power transistors	Mobile telephone solutions for major standards (GSM, GPRS, EDGE, UMTS, HSPA, LTE), RF connectivity solutions (for example, Bluetooth, GPS), cellular base stations	Hon Hai Precision, LG Electronics, Nokia, Samsung

Automotive

The Automotive segment designs, develops, manufactures and markets semiconductors and complete system solutions for use in automotive applications. Our Automotive segment focuses on microcontrollers and power semiconductors (which handle higher voltage and higher current than standard semiconductors), discrete semiconductors, modules and sensors. According to Strategy Analytics (May 2009), we have been the number two chip manufacturer for the automotive industry by revenue for the past five years, with more than 9 percent of the worldwide market, and the largest in Europe.

The market for semiconductors for automotive applications has grown substantially in recent years, reflecting increased electronic content in automotive applications in the areas of safety, powertrain, body and convenience systems. This growth also reflects increasing substitution of mechanical devices, such as relays, by semiconductors, in order to meet more demanding reliability, space, weight, and power reduction requirements. However, the market for semiconductors for automotive applications contracted during the 2009 fiscal year due to the economic downturn. The resulting decrease in revenue was in line with the volume reduction in the automobile market driven by the economic downturn. In addition, we saw a temporary market shift to smaller-sized cars with lower semiconductor content triggered by national car-scrap bonus programs and an economic stimulus program in China.

Our automotive division offers semiconductors and complete system solutions in the engine management, safety and chassis, body and convenience, and infotainment markets, in some cases including software. Our principal automotive products include:

•	semiconductors for powertrain applications, which perform, for example, engine and transmission control and enable hybrid powertrains;

•	semiconductors for safety management, which manage tasks such as the operation of airbags, anti-lock braking systems, electronic stability systems, power steering systems and tire pressure monitoring systems;

•	semiconductors for body and convenience systems, which include light modules, heating, ventilation and air conditioning systems, door modules (power windows, door locks, mirror control) and electrical power distribution systems.

According to Strategy Analytics (January 2009), the safety, chassis and security segment comprises the largest portion of the market, followed by powertrain applications, such as transmission, engine and exhaust control, then body applications, and finally in-car entertainment and driver information.

Our automotive products include power semiconductors, microcontrollers, discrete semiconductors and silicon sensors, along with related technologies and packaging. To take advantage of expected growth in the market for “green” vehicles, our power competencies across all of our business divisions are bundled in order to better enable us to provide semiconductor and power module solutions for hybrid vehicles.

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

We strongly emphasize high quality in our products. We have implemented a program called Automotive Excellence, through which we aim for the goal of “zero defects” in our automotive semiconductors and solutions.

Industrial & Multimarket

The Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in industrial and multimarket applications, in addition to applications with customer-specific product requirements. Within the fragmented market for industrial semiconductor applications, we focus on power management and supply, as well as drives and power generation and distribution. IMS Research (July 2009) reported that we were the number one supplier worldwide for power semiconductors and power modules by total revenue in 2008 with a market share of more than 10 percent. We have a broad portfolio addressing consumer, computing and communication applications.

The market for semiconductors for industrial applications is highly fragmented in terms of both suppliers and customers. It is characterized by large numbers of both standardized and application-specific products employed in a large number of diverse applications in industries such as transportation, factory automation and power supplies.

Within the industrial business, we focus on two major applications: power management & supply and power conversion. We provide differentiated products combining diverse technologies to meet our customers’ specific needs. With global energy demand continuing to rise, supplies generally tightening and concerns over the environmental impact of power generation rising, power semiconductors can make a major contribution by addressing the increasing need for energy savings.

We have a strong position in power applications. According to IMS Research (July 2009), we have been the global market leader for power semiconductors and power modules for the past six years, with a 10.2 percent market share in 2008.

Our broad portfolio comprises power modules, small signal and discrete power semiconductors and power management ICs. Our industrial products are used in a wide range of applications, such as:

•	power supplies (AC/DC), divided into two main categories: uninterruptible power supplies, such as power backbones for internet servers; and switched-mode power supplies for PCs, servers and consumer electronics such as televisions and gaming consoles, as well as battery chargers for mobile phones, notebook computers and other handheld devices;

•	DC/DC power converters for computing and communication applications such as motherboards, telecommunications equipment and graphic cards;

•	lighting (electronic lamp ballast and control and LED drivers);

•	drives for machine tools, motor controls, pumps, fans and heating, ventilation, consumer appliances (such as washing machines), air-conditioning systems and transportation as well as power supplies for additional consumer appliances such as inductive cooking;

•	industrial automation and metering systems;

•	power generation, especially in the fields of renewable energy and power distribution systems; and

•	other industrial applications such as medical equipment.

Our portfolio of RF and protection devices includes:

•	radio frequency (RF) devices (diodes, transistors, Monolithic Microwave Integrated Circuits (MMICs), CMOS based RF switches, Small Scale Integrated Circuits (SSICs));

•	protection devices such as Transient Voltage Suppressor diodes (TVS diodes) and High Performance Active and Passive Integration (HIPAC) devices offering Electro Static Discharge/Electro Magnetic Interference (ESD/EMI) protection and high integration in advanced applications (for example, in mobile communication devices);

•	High Reliability Discretes (bipolar transistors and diodes) for use in space and avionic applications;

•	Silicon MEMS Microphone (SMM): acoustical sensors based on Micro-Electro-Mechanical System (MEMS) semiconductor technology (for use in mobile phone applications, for example); and

•	audio frequency (AF) discretes (general purpose diodes and transistors, switching diodes, digital transistors).

Within our ASIC activities, we focus on customer-specific products integrating intellectual property from our customers with our own IP. These products are used in a variety of markets, with a special focus on industrial usage, mobility, and security. The main products of this business unit include:

•	products for computer and gaming peripherals;

•	secure ASICs and ASSPs for authentication or copy protection applications, taking advantage of our security know-how; and

•	customer designs manufactured by us on a foundry basis.

Most of these products are tailored to customer specifications and are often provided by us on a sole-source basis. As a result, we are often able to establish long-term relationships with customers in this area, in some cases actively supporting the customer’s product roadmap.

Chip Card & Security

Our Chip Card & Security segment designs, develops, manufactures and markets a wide range of security controllers and security memories for chip card and security applications. According to Frost & Sullivan (October 2009), we remained the market leader in ICs for smart card applications in the 2008 calendar year for the twelfth consecutive year, with a market share of 26 percent.

The markets for our security products are characterized by an increasing emphasis on high-security applications, such as identification and payment, and by trends towards lower prices and higher demand for embedded non-volatile memory in SIM cards.

In our Chip Card & Security business, we focus on products making use of our core competencies in security, contactless ICs and embedded control. Our products are used in a variety of markets, with a special focus on communication, payment, government identification, personal and object identification, and platform security. The main products of this segment include:

•	contact-based and contactless security microcontroller ICs for identification documents (for example, passports, national identification cards and health cards), payment cards, SIM cards and Pay-TV applications;

•	security memory ICs in prepaid telecom cards, access and transportation cards;

•	Trusted Platform Module (“TPM”) products (hardware-based security for trusted computing) in computers and networks; and

•	RFID ICs for object identification (for example, in logistics).

Wireless Solutions

Our Wireless Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireless communication applications. We are among the leading players in the markets for semiconductor solutions for mobile phones.

In the Wireless Solutions segment, our principal products include baseband ICs, RF transceivers and single-chip ICs for the major air interface standards (GSM, GPRS, EDGE, UMTS and HSPA), power management ICs, radio-frequency products such as Bluetooth ICs, GPS ICs, and Tuner ICs, as well as RF-power components for wireless infrastructure (base stations). Our principal solutions include hardware system design and software solutions for mobile telephone systems (addressing primarily the GSM, GPRS, EDGE, UMTS and HSPA standards).

According to iSuppli (June 2009), in the 2008 calendar year we held the number four position in wireless ASSPs with a worldwide market share of 6 percent.

The markets for products in which our cellular communication ICs and systems are utilized are characterized by trends towards lower cost, increasingly rapid succession of product generations, increased system integration, and market consolidation. According to Strategy Analytics (May 2009), approximately 1.2 billion cellular handsets were produced in the 2008 calendar year, compared with approximately 1.1 billion devices in 2007. This growth was to a large extent driven by strong demand in emerging markets. Increasing demand for connectivity and multimedia capability is expected to increase the IC content of mobile phones. However, despite such increased demand, the average selling prices for cellular phone ICs have declined in recent years. We expect that a further price decline of entry-level handset models, often referred to as “Ultra Low Cost” telephones, will generate additional demand in emerging markets. We expect these trends to create both opportunities and threats for suppliers of cellular communication semiconductors and systems. In recent periods, however, the market for semiconductors for wireless solutions has contracted due to the current economic downturn.

We offer products and solutions to customers in the following principal application areas:

•	Global System for Mobile Communication (“GSM”), which is the de facto wireless telephone standard in Europe and available in more than 120 countries. GSM is a wireless mobile telecommunication standard that includes, among others, General Packet Radio Service (“GPRS”) and EDGE. We offer products and solutions such as baseband ICs, RF transceivers, power management ICs, single-chip ICs integrating these components, mobile software, and reference designs addressing all of these wireless communication standards;

•	Universal Mobile Telecommunications System (“UMTS”), a GSM-based standard for third-generation (“3G”) broadband, packet-based transmission of text, digitized voice, video, and multimedia at data rates up to 2 megabits per second (“Mbps”). We offer complete multimedia mobile phone platforms, RF transceivers and mobile software for UMTS and also for the High-Speed Packet Access standard (“HSPA”) that supports data rates of up to 7.2 Mbps;

•	Digital Video Broadcasting (“DVB”) and other digital and analog television standards. We offer tuner ICs for stationary, portable and mobile television receivers for the analog (PAL, NTSC, SECAM) and digital (DVB-C/T/H, ISDB-T, ATSC, DAB, T-DMB, CMMB) TV standards;

•	The Global Positioning System (“GPS”), a location system based on a network of satellites. GPS is widely used in automotive, wireless, mobile computing and consumer applications. Together with a development partner, we have introduced XPOSYStm, our next generation of single-chip advanced GPS receiver for mobile telephones, smart phones and PDAs with competitive superiority in terms of sensitivity, power consumption and footprint;

•	Bluetooth, a computing and telecommunications industry specification that allows mobile phones, computers and PDAs to connect with each other and with home and business phones and computers using a short-range wireless connection. We offer BlueMoontm UniCellular, a fast and energy-efficient Bluetooth-chip which supports the Bluetooth enhanced data rate (“EDR”) protocol; and

•	Satellite Digital Audio Radio Service (“SDARS”), a satellite-based radio communication service through which audio programming is digitally transmitted by space-based satellites and terrestrial repeaters to fixed, mobile, and/or portable subscription consumer radios.

Wireline Communications

On July 7, 2009, we entered into an asset purchase agreement to sell our Wireline Communications business, which closed on November 6, 2009. The Wireline Communications business designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions focused on wireline access applications.

Customers, Sales and Marketing

Customers

We sell our products to customers located mainly in Europe, the United States, the Asia/Pacific region and Japan.

We target our sales and marketing efforts on creating demand at approximately 440 direct customers worldwide.

No customer accounted for more than 10 percent of our sales in the 2009 fiscal year, and our top 25 customers accounted for approximately 72 percent of our sales.

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

Customers by principal segment

Automotive

In the Automotive segment, which includes sales of microcontrollers, power devices and sensors, our customer base includes most of the world’s major automotive suppliers. Our two largest customers in the 2009 fiscal year were Bosch and Continental. Sales of automotive products are made primarily in Europe and, to an increasing extent, in the United States, China, Korea and Japan. A significant portion of our automotive sales came from the distribution channel, with Avnet and Arrow accounting for the highest revenues among our distribution partners.

Industrial & Multimarket

In the Industrial & Multimarket segment, the Siemens group is the largest OEM customer. The bulk of our sales of industrial products are made in small volumes to customers that are either served directly or through third-party distributors such as Arrow, Avnet and WPG Holdings. Our sales of industrial products vary by type of product, with devices for drive and power conversion applications sold primarily in Europe and the United States, and devices for power management and supply sold primarily in Asia (other than Japan) and Europe. Our wide variety of RF and protection devices is targeted at customers in all major fields of applications, including automotive, consumer, computing and communication.

With our broad and complementary IP portfolio, system integration skills, and manufacturing expertise, we seek to leverage our IP in ASIC-based system solutions. We concentrate on customized designs for customers such as Siemens and Microsoft Corporation.

Chip Card & Security

Our Chip Card & Security segment derives a large portion of its revenues from large-scale projects like ePassport projects. Within this segment, three card manufacturers — Gemalto, Giesecke & Devrient and Oberthur Card Systems — currently account for a significant portion of sales. Other than the card manufacturers, our customer base includes secure printers, such as the U.S. Government Printing Office, and customers served through distribution channels.

Wireless Solutions

In our Wireless Solutions segment, we sell a variety of products addressing applications such as cellular phones, ICs for GPS and wireless infrastructure to most of the world’s leading wireless device and equipment suppliers. In cellular phone applications, customers purchase products that range from ASSPs and customized ASSPs that we produce to customer design and specifications to complete system solutions including mobile software. With complete system solutions, we target OEMs as well as design houses and ODMs. Our largest announced cellular phone customers include LG Electronics, Nokia and Samsung. We supply RF-power products to wireless infrastructure customers such as Ericsson. In the 2009 fiscal year. Our Wireless Solutions segment derived 27 percent of its revenues from two related customers.

Sales and Marketing

As of September 30, 2009, we had 1,680 sales and marketing employees worldwide, including approximately 30 sales and marketing employees worldwide in the Wireline Communications segment.

We create and fulfill our product sales either directly or through our network of distribution partners.

A team of Corporate Account Executives is assigned to develop business relationships with our most important strategic customers. Dedicated Account Managers foster our relationships with all other important direct customers. Regional sales units offer additional support for global accounts based in their regions, as well as local accounts that are key players in specific markets. In three smaller markets, we have contractual arrangements with the Siemens and Epcos sales organizations to provide defined sales support.

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

Within each of our business divisions, we have product- and application-oriented marketing employees. These employees investigate market trends and the needs of their respective segments to grow our market share. They define, develop, optimize and position new products and provide product support from market introduction up to the end-of-life stage.

Finally, we utilize advertising campaigns, mainly in the trade press, to establish and strengthen our identity as a major semiconductor provider. Furthermore, we actively participate in trade shows, conferences and events to strengthen our brand recognition and industry presence.

Backlog

Standard Products

Industry cyclicality makes it undesirable for many customers to enter into long-term, fixed-price contracts to purchase standard (that is, non-customized) semiconductor products. As a result, the market prices of our standard semiconductor products, and our revenues from sales of these products, fluctuate very significantly from period to period. Most of our standard products are priced, and orders are accepted, with an understanding that the price and other contract terms may be adjusted to reflect market conditions at the delivery date. It is a common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, we believe that the backlog at any time of standard products is not a reliable indicator of future sales.

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

The following table shows key competitors for each of our principal operating segments in alphabetical order:

Key Competitors by Segment

Automotive	Freescale, International Rectifier, Mitsubishi, ON Semiconductor, NEC, NXP, Renesas, STMicroelectronics, Texas Instruments
Industrial & Multimarket	Fairchild, Fuji Electric, International Rectifier, Mitsubishi, NXP, ON Semiconductor, Renesas, STMicroelectronics, Texas Instruments, Toshiba, Vishay
Chip Card & Security	Atmel, NXP, Renesas, Samsung, STMicroelectronics, Texas Instruments
Wireless Solutions	Broadcom, Mediatek, Qualcomm, ST-Ericsson

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

The structure size of our current products is as small as 65-nanometers, with our 65-nanometer technology being qualified at multiple manufacturing sites of external partners.

We believe that we achieve substantial differentiation at our customers due to our power semiconductor process technology and our world-wide network of manufacturing sites that combine the highest quality standards and flexibility.

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

Our back-end facilities are equipped with state-of-the-art equipment and highly automated manufacturing technology, enabling us to perform assembly and test on a cost-effective basis. We have improved our cost position by moving significant production volumes to lower-cost countries such as Malaysia and China. Our back-end facilities also provide us with the flexibility needed to customize products according to individual customer specifications (giving us “System in Package” capabilities). We are continuing the process of converting our packages to comply with new international environmental requirements for lead- and/or halogen-free “green packages”.

Manufacturing Facilities

We operate manufacturing facilities around the world, including through joint ventures in which we participate. There are no material encumbrances on our manufacturing facilities. The following table shows selected key information with respect to our current major manufacturing facilities:

Manufacturing Facilities

	Year of
	commencement
	of first
	production line		Principal products or functions

Front-end facilities — wafer fabrication plants
Dresden, Germany	1996		ASICs and MCUs with embedded flash memory, logic ICs
Essonnes, France(1)	1963	(2)	Logic ICs and ASICs with embedded flash memory
Kulim, Malaysia	2006		Power, smart power, ASICs and MCUs with embedded flash memory
Regensburg, Germany	1986		Power, smart power, sensors, mixed signal
Villach, Austria	1979		Power, smart power and discretes
Warstein, Germany	1965	(2)	High power
Back-end facilities — assembly and final testing plants
Batam, Indonesia	1996		Leaded power and non-power ICs
Cegléd, Hungary	1997		High power
Morgan Hill, California	2002		RF-power
Regensburg, Germany	2000		Chip card modules, sensors and pilot lines
Singapore	1970		Leadless non-power ICs, wafer test
Warstein, Germany	1965	(2)(3)	High power
Wuxi, China	1996		Discretes, chip card modules
Malacca, Malaysia	1973		Discretes, power packages, sensors, leaded and non-leaded logic IC

Notes

(1)	ALTIS, our joint venture with IBM.

(2)	The current main production line began operations in 1991.

(3)	Part of the Infineon Technologies Bipolar joint venture with Siemens.

In addition to our own manufacturing capacity, we have entered into a number of alliances and joint ventures, and have relationships with several foundry partners, which give us access to substantial additional manufacturing capacity, allowing us to more flexibly meet variable demand for products over market cycles. These arrangements are described below and under the heading “Strategic Alliances and Other Collaborations”.

Front-end

Our front-end facilities currently have a capacity of approximately 240,000 200-millimeter equivalent wafer starts per month. In implementing our ‘fab-light’ strategy, we have begun to shift the focus of our in-house manufacturing toward power logic products and to shift manufacturing of advanced CMOS logic products to foundries.

Currently, in-house production of advanced logic wafers (with structure sizes of 250-nanometers or less) is carried out at our 200-millimeter wafer manufacturing facility in Dresden and at our ALTIS joint-venture with IBM in Essonnes, France, while in-house production of power logic wafers (with structure sizes of more than 250-nanometers) is largely carried out at our front-end manufacturing facilities in Kulim, Regensburg, and Villach.

Generally, we use foundries to provide flexibility in meeting demand, as well as managing investment expenditures. In recent years, we have enhanced our manufacturing cooperation with United Microelectronics Corporation (“UMC”), Chartered Semiconductor (“CSMC”) and Taiwan Semiconductor Manufacturing Corporation (“TSMC”), particularly with respect to leading-edge CMOS products for wireless communications down to 65-nanometers.

We are partnering within the International Semiconductor Development Alliance (“ISDA”), a technology alliance between IBM, AMD/GlobalFoundries, Chartered Semiconductor, Freescale, us, NEC, Samsung, STMicroelectronics and Toshiba for CMOS development and manufacturing at 45-nanometer and 32-nanometer process to accelerate the move to 65-nanometer and below. We currently deliver 65-nanometer products to customers and have begun to develop products based on 40-nanometer technology, which we currently plan will first be manufactured at one of our manufacturing partners. Our current agreements build on the success of earlier joint development and manufacturing agreements. Starting with 65-nanometer technology, our advanced logic front-end manufacturing will be solely sourced from manufacturing partners, optimizing capital investment and business flexibility. In November 2009, we announced the signing of a joint development agreement on 65-nanometer embedded Flash technologies together with TSMC.

We are continuing the ramp up of our power-logic plant in the Kulim Hi-Tech Park in the north of Malaysia and plan to further increase our production capacity at that site. This will allow us to further expand our presence in the growing Asian market, as well as to strengthen our cost and competitive positions. We expect that maximum capacity could reach approximately 100,000 wafer starts per month when the facility is fully ramped up, as and when market demand dictates.

Back-end

We have a number of back-end facilities, located primarily in Asia. We also use assembly and test subcontractors to provide us with flexibility in meeting demand, as well as managing investment expenditures. For assembly services, we have further intensified our partnership with AMKOR Technology on leadless and flip-chip technologies.

We and Advanced Semiconductor Engineering Inc., (“ASE”) announced in November 2007 a partnership to introduce semiconductor packages with a higher integration level of package size, the Wafer-Level Ball Grid Array technology, which achieves a 30 percent reduction of dimension compared to conventional (lead-frame laminate) packages. This partnership unites the technology developed by us with the packaging know-how of ASE in a license model.

In August 2008, we, STMicroelectronics and STATS ChipPAC announced an agreement to jointly develop the next-generation of eWLB technology, based on our first-generation technology, for use in manufacturing future-generation semiconductor packages. This will build on our existing eWLB packaging technology, which we have licensed to our development partners. The R&D effort, for which the resulting IP will be jointly owned by the three companies, focuses on using both sides of a reconstituted wafer to provide solutions for semiconductor devices with a higher integration level and a greater number of contact elements.

Research and Development

R&D is critical to our continuing success, and we are committed to maintaining high levels of R&D over the long term. The table below sets forth information with respect to our R&D expenditures for the periods shown:

Research and Development Expenditures

	For the years ended September 30,
	2007	2008	2009
	(€ in millions, except percentages)

Expenditures (net of subsidies received)	621	606	468
As a percentage of revenue	17%	16%	15%

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

Our ICs generally utilize complex system-on-chip designs and require a wide variety of intellectual property and sophisticated design methodologies, to combine high performance with low power consumption. We believe that our range of intellectual property and methodologies for logic ICs, in particular our capability to integrate various ICs and complex software products, will enable us to continue to strengthen our position in the logic IC market. We view expertise in analog/mixed-signal devices and RF design as a particular competitive strength.

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

Process technologies are another important focus of our R&D activities. We continuously develop our power technologies in order to support our number one position in the power market. Requirements for automotive and industrial applications, such as high-temperature, high switching power and reliability, allow for differentiation through in-house R&D. For advanced logic technologies we are following a strategy of alliances with several partners and consortia to maintain a competitive technology roadmap at an affordable cost level. Our process technologies benefit from many modular characteristics, including special low-power variants, analog options and high-voltage capabilities.

Locations

Our R&D activities are conducted at locations throughout the world. The following table shows our major R&D locations and their respective areas of competence:

Principal Research and Development Locations(1)

Location	Areas of Competence

Allentown, Pennsylvania, U.S.A.	IC, software and system development for wireless products
Bangalore, India	IC, software and system development for wireless, automotive and industrial products, CAD flow and library development
Bucharest, Romania	Power mixed-signal semiconductors, chip card ICs
Dresden, Germany	Advanced technology development
Duisburg, Germany	IC and system development for wireless products, RF IC development
Graz, Austria	Contactless systems, automotive power systems, sensor products
Linz, Austria	RF IC and software development for wireless and sensor products
Morgan Hill, California, U.S.A.	RF IC development for high power applications
Munich, Germany	Main product development site. Technology integration, CAD flow, library development, IC, software and system development for wireless products, microcontrollers, ASICs, chip card ICs, automotive power and industrial products, process technology development
Nuremberg, Germany	Software and system development for wireless products
Regensburg, Germany	Package development, process technology development
Shanghai, China	System development for wireless products
Singapore	IC, software and system development for wireless and industrial products, package development
Sophia Antipolis, France	IC development for wireless products, library development, CAD flow
Torrance, California, U.S.A.	Development of digital power ICs
Villach, Austria	Development for power semiconductor products, mixed signal Development for automotive and communication products
Xi’an, China	IC development for automotive and communication products

Note:

(1)	On July 7, 2009, we entered into an asset purchase agreement to sell our Wireline Communications business, and the sale closed on November 6, 2009. The sale affected engineers in the principal research and development locations of Bangalore, India, Duisburg, Germany, Munich, Germany, Singapore and Villach, Austria, who were transferred to Lantiq but will continue using our facilities under lease and sub-lease agreements.

As of September 30, 2009, our R&D staff consisted of 5,971 employees working in our R&D units throughout the world, including 509 employees in our Wireline Communications business. We have given particular emphasis in recent years to the expansion of our R&D resources in cost-attractive locations with good access to lead markets and lead customers. We believe that appropriate utilization of skilled R&D personnel in lower-cost locations will improve our ability to maintain our technical position while controlling expenses.

Intellectual Property

Our intellectual property rights include patents, copyrights, trade secrets, trademarks, utility models and designs. The subjects of our patents primarily relate to IC designs and process technologies. We believe that our intellectual property is a valuable asset not only to protect our investment in technology but also a vital prerequisite for cross licensing agreements with third-parties.

As of September 30, 2009, we owned more than 20,800 patent applications and patents (both referred to as “patents” below) in over 40 countries throughout the world. These patents belong to approximately 8,150 “patent families” (each patent family containing all patents originating from the same invention). We transferred 1,900 of those patent applications and patents (approximately 820 patent families) to Lantiq upon the closing of the sale of our Wireline Communications business on November 6, 2009.

National and regional patent offices examine whether our patent applications meet the necessary requirements. Owing to the complex nature of our patent applications this examination process typically takes several years until grant of a patent.

It is common industry practice for semiconductor companies to enter into patent cross licensing agreements with each other. These agreements enable each company to utilize the patents of the other on specified conditions. In some cases, these agreements provide for payments to be made by one party to the other. We are a party to a number of patent cross licensing agreements, including agreements with other major semiconductor companies. We believe that our own substantial patent portfolio enables us to enter into patent cross licensing agreements on favorable terms and conditions. We are in ongoing patent cross licensing negotiations with other industry participants. Depending on new developments, new products or other business necessities, we may initiate additional patent cross licensing agreements in the future.

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products and their design and manufacturing processes. To that end, we have obtained many patents and patent licenses and intend to continue to seek patents on our developments. The process of seeking patent protection can be lengthy and expensive, and there can be no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide us with meaningful protection or a commercial advantage, or that they will not be revoked upon a third-party challenge. In addition, effective copyright, trademark and trade secret protection may be limited in some countries or even unavailable. In many jurisdictions, including Germany, when a licensee or licensor becomes insolvent or bankrupt, the license may be subject to limitation, termination or other impairment. Thus, insolvency and bankruptcy issues concerning our intra-group or extra-group licensing counterparties could have a material adverse effect on our business, including, but not limited to, competitors benefiting from license arrangements, or termination of cross-licenses, that could leave us with insufficient intellectual property rights to continue our business as intended or at all.

Our competitors also seek to protect their technology by obtaining patents and asserting other forms of intellectual property rights. Third-party technology that is protected by patents and other intellectual property rights may be unavailable to us or available only on unfavorable terms and conditions. Third parties may also claim that our technology infringes their patents or other intellectual property rights, and they may bring suit against us to protect their intellectual property rights. From time to time, it may also be necessary for us to initiate legal action to enforce our own intellectual property rights. Litigation can be very expensive and can divert financial resources and management attention from other important issues. It is difficult or impossible to predict the outcome of most litigation matters, and an adverse outcome can result in significant financial costs that can have a material adverse effect on the losing party. For a description of ongoing disputes, see note 38 to our consolidated financial statements.

Strategic Alliances and Other Collaborations

As a part of our long-term strategy, we have entered into a number of strategic alliances with other leaders in the semiconductor industry, primarily in the areas of R&D for manufacturing process technologies and joint manufacturing facilities as well as cooperative product design and development.

In addition to our own manufacturing capacity, we have entered into a number of alliances and joint ventures, and have relationships with several foundry partners, which give us access to substantial additional manufacturing capacity, allowing us to more flexibly meet variable demand for products over market cycles. These arrangements are described below under “— Manufacturing joint ventures; Foundries.”

Manufacturing joint ventures; Foundries

Joint Venture with IBM (ALTIS)

In 1991, we entered into an arrangement with IBM, under which IBM manufactured DRAM products in its facility in Essonnes, France and we received a share of the production. Later we agreed with IBM to convert the Essonnes facility to the production of logic devices and to convert the existing production cooperation arrangement into a joint venture called ALTIS. We currently own 50 percent of the joint venture’s shares plus one share and IBM owns the rest. Our allocated percentage of the output of ALTIS is currently 100 percent.

In December 2005, we amended our agreements with IBM in respect of ALTIS, and extended our product purchase agreement with ALTIS through 2009. Under the December 2005 amendment, we and IBM agreed to a number of administrative matters regarding the governance and management of ALTIS, as well as related cost-allocation and accounting matters. We began to fully consolidate ALTIS following the December 19, 2005 amendment whereby IBM’s 50 percent less one vote ownership interest has been reflected as a minority interest. In August 2009, we further amended our agreements with IBM in respect of ALTIS and extended our product purchase agreement with ALTIS through May 2010.

Manufacturing Agreement with UMC and TSMC

We have established relationships with semiconductor foundry partners particularly in Asia, including UMC and TSMC, to increase our manufacturing capacities, and therefore our potential revenues, without investing in additional manufacturing assets. We outsource production to these foundries, which manufacture the semiconductors that we design. Foundry partnerships provide us with a number of important benefits, including the sharing of risks and costs, reductions in our own capital requirements, and access to additional production capacities. We seek to make optimal use of third-party foundries when strategically appropriate.

Joint Venture with Siemens (Bipolar)

On September 28, 2007, we entered into a long-term joint venture agreement with Siemens, whereby we contributed all assets and liabilities of our high power bipolar business (including licenses, patents, front-end and back-end production assets) into the newly formed Bipolar business and Siemens subsequently acquired a 40 percent interest in Bipolar for €37 million. We contributed all assets and liabilities of our high power bipolar business into Bipolar with economic effect as of September 30, 2007. The joint venture agreement grants Siemens certain contractual participating rights which will inhibit us from exercising control over the newly formed entity. Accordingly, we account for our 60 percent interest in Bipolar under the equity method of accounting. The transaction closed on November 30, 2007.

New collaborations announced in the 2009 fiscal year

During the 2009 fiscal year, we also announced a number of collaborations and partnerships, including the following:

•	In the security and chip card segment, we entered into new collaborations with Intel. One agreement concerns the development of optimized chip solutions for high-density SIM cards in the 4- to 64-megabit memory capacity range, for which we are contributing our expertise in security hardware. Pursuant to a second agreement, we are providing our Trusted Platform Module professional package software to fully support Intel’s TPM1.2 hardware solutions. This package will enable PC designers to take advantage of a cost effective, flexible and reliable security solution for Intel vPro technology, Intel Centrino processor technology and other fundamental business platforms.

•	We entered into a collaboration agreement with PGP Corporation to increase and enhance security options. Together, we will initially provide a combined solution towards Trusted Platform Module provisioning and management in conjunction with PGP Whole Disk Encryption.

•	We signed a license agreement for differential power analysis countermeasures with Cryptography Research.

•	Based on our background in confidential data storage, smart cards and security controllers, we expanded our cooperation with the German Federal Ministry of the Interior on certification and identity documents.

•	We entered into a cooperation with IBM on the technology and manufacturing of security solutions for the US government, specifically passports.

•	We expanded our cooperation with IMEC on innovative design-technology interfaces in future technology nodes.

•	We signed a memorandum of understanding with the European Commission on its automotive safety initiative. This move adds momentum to eCall, an integrated, automatic accident alert system for automobiles. The system collects data from key safety components and transmits this data to an emergency call center along with location information supplied by a GPS navigation module.

•	Our subsidiary, Comneon, and Sonus Networks joined forces in developing, testing and provisioning advanced consumer-ready mobile services, including IP-voice for mobile networks and Voice Call Continuity (“VCC”), a service that allows seamless roaming between operator controlled mobile and open WiFi networks.

•	In order to strengthen our MEMS based business, we entered into a cooperation with Hosiden on the development of silicon-based microphones. Hosiden is contributing its competence in electro-mechanics and acoustics as well as its market expertise, while we are providing our rugged microphone MEMS technology.

•	With respect to our CPE business, we entered into a cooperation with Jungo Ltd. to deliver production-ready carrier-grade reference designs for the multi-service residential gateway market. The partnership, currently based upon our ADSL2/2+ and VDSL solutions, enables customers to offer complete solutions for operator-specific products based on a pre-integrated, carrier-ready software platform from Jungo Ltd.

Acquisitions, Dispositions and Discontinued Operations

The principal transactions completed in the 2009 fiscal year were as follows:

Sale of Infineon Technologies SensoNor AS

On March 4, 2009, we sold the business of our wholly-owned subsidiary Infineon Technologies SensoNor AS (“SensoNor”), including property, plant and equipment, inventories, and pension liabilities, and transferred employees to a newly formed company called SensoNor Technologies AS for cash consideration of €4 million and one share in the capital of the new company. In addition, we granted a license for intellectual property and entered into a supply agreement through December 2011. As a result of this transaction, we realized losses before tax of €17 million which were recorded in other operating expense in the 2009 fiscal year. We have entered into business agreements with the new company to ensure both a continued supply of the components for our tire pressure monitoring systems while we transfer production to our Villach site and the smooth transition of all services and functions to the new company.

Status of Qimonda

We currently hold a 77.5 percent interest in the memory products company Qimonda, which was carved out from Infineon in 2006. In connection with the formation of Qimonda as a separate legal entity, we and Qimonda entered into a number of agreements governing the carve-out of the memory products business, the licensing of intellectual property, the use of our 200-millimeter fabrication facility in Dresden, and support services in the areas of general support, IT services and R&D services. On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application to commence insolvency proceedings, and formal insolvency proceedings were opened by the court on April 1, 2009. We reported the results of Qimonda as discontinued operations in our consolidated financial statements and deconsolidated Qimonda during the second quarter of the 2009 fiscal year. The resolution of Qimonda’s insolvency proceedings remains highly uncertain. See “Risk Factors — We may face significant liabilities as a result of the insolvency of Qimonda.” For further details regarding the impact of Qimonda’s insolvency on our financial condition, results of operations and cash flows in the 2009 fiscal year see note 5 to our consolidated financial statements.

Status of ALTIS

We and our joint venture partner IBM are currently involved in ongoing negotiations with strategic and financial partners regarding a divestiture of our respective shares in ALTIS, the manufacturing joint venture in France. The outcome of these negotiations cannot be predicted at this stage. In the event of a failure to reach an agreement with the potential buyers, we will have to reassess all options regarding ALTIS. In August 2009, we further amended our agreements with IBM in respect of ALTIS and extended our product purchase agreement with ALTIS through May 2010. All currently conceivable scenarios may result in us incurring material additional costs and charges in connection with ALTIS. See “Risk Factors — A sale or closure of the ALTIS facility may result in us incurring material additional costs and charges.”

Joint Venture with LS Industrial Systems for molded power module products

On June 9, 2009, we signed a Joint Venture Agreement with LS Industrial Systems, South Korea to develop, produce and market molded power modules for low power applications. We will provide the joint venture with a license for IP as well as technology and process know-how for our power module family CIPOStm (Control Integrated Power System), and will transfer existing CIPOS backend manufacturing equipment from Regensburg, Germany. We will hold 46 percent of the joint venture which will be headquartered in South Korea.

Divestiture of the Wireline Communications Business

On November 6, 2009 we closed the sale of our Wireline Communications business to Lantiq. The purchase price amounted to approximately €243 million. We received a payment of approximately €223 million from Lantiq on November 6, 2009, and we will receive a further payment of up to an additional €20 million from Lantiq in August 2010. The sale and transfer of our Wireline Communications business to Lantiq comprised fixed assets, inventories, contracts, customer relationships and intellectual property as well as certain liabilities exclusively related to the Wireline Communications business. In addition, we granted Lantiq a license to certain of our intellectual property. We have further agreed to provide Lantiq with certain transitional services during an interim period, including wafers and backend services.

Employees

We employed a total of 26,464 employees as of September 30, 2009. For a further description of our workforce by location and function over the past two years, see “Operating and Financial Review — Employees.” In connection with the sale of the Wireline Communications business, approximately 860 employees are to be transferred to Lantiq.

A significant percentage of our employees, especially in Germany, are covered by collective bargaining agreements determining remuneration, working hours and other conditions of employment. On November 12, 2008, Infineon Technologies AG terminated its membership in the Association of the Bavarian Electrical and Metalworking Industries. However, according to the German Collective Bargaining Agreements Act (Tarifvertragsgesetz), all collective bargaining agreements that were in effect on the termination date will continue to be binding until they expire or are terminated in accordance with their respective terms.

A significant percentage of our employees are also represented by works councils. Works councils are employee-elected bodies established at each location in Germany and also at the parent-company level (Infineon Technologies AG). Furthermore, works councils exist at our subsidiaries in Austria and France (including ALTIS, our joint venture with IBM). In Germany, works councils have extensive rights to notification and of co-determination in personnel, social and economic matters. Under the German Works Constitution Act (Betriebsverfassungsgesetz), the works councils must be notified in advance of any proposed employee termination, they must approve hiring and relocation and similar matters, and they have a right to codetermine social matters such as work schedules and rules of conduct. We may also be required to involve the relevant German works council prior to and in the context of restructuring measures. Our management believes that it has a positive relationship with the works councils. The members of the senior management of Infineon Technologies AG are represented by a senior management committee (Sprecherausschuss).

During the last three fiscal years, we have not experienced any labor disputes resulting in significant work stoppages in Germany. In June 2009 a work stoppage was organized at ALTIS in France in connection with the potential risk of closing ALTIS. The work stoppage lasted from June 15, 2009 until June 22, 2009.

As part of our IFX10+ cost-reduction program, approximately 10 percent of our worldwide workforce has been terminated over the past twelve months. Since the primary objective is to avoid redundancies for operational reasons, and as a first step towards improving business results as quickly as possible, we have offered a limited-term, voluntary severance bonus based on a voluntary severance agreement for German locations except Dresden. At the same time, we have entered into negotiations with the central works council on a balancing of interest procedure (Interessenausgleich) and a social plan (Sozialplan). The balancing of interest procedure was concluded on April 28, 2009. A social plan has neither been negotiated nor concluded.

Furthermore, in light of the present crisis in the financial markets, and in particular in our sales markets, and in light of the associated decline in demand in the automotive, industrial, security and communication sectors, we implemented reduced work hours arrangements and income-reduction measures at the beginning of 2009. In Germany and Austria, we introduced reduced work hours arrangements nationwide for non-exempt and exempt employees. With certain exceptions, all of our other affected employees worldwide participated in the Unpaid Leave Program.

Legal Matters

Litigation and Investigations

We are the subject of a number of governmental investigations and civil lawsuits which are described in detail in note 38 to our consolidated financial statements, included elsewhere in this annual report.

Provisions and the Potential Effects of these Lawsuits on our Business

Provisions related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the average amount is accrued. Under the contribution agreement in connection with the carve-out of the Qimonda business, Qimonda is required to indemnify us, in whole or in part, for any claim (including any related expenses) arising in connection with liabilities we incur in connection with the antitrust actions and the securities class action described in notes 5 and 38 to our consolidated financial statements. Due to Qimonda’s recent insolvency, however, we expect that Qimonda will not be able to indemnify us against any such potential liabilities.

As additional information becomes available, the potential liability related to the matters described in notes 5 and 38 to our consolidated financial statements will be reassessed and the estimates revised, if necessary. These provisions would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on our financial condition and results of operations.

An adverse final resolution of the investigations or lawsuits described in notes 5 and 38 to our consolidated financial statements could result in significant financial liability to, and other adverse effects on, our company, which would have a material adverse effect on our results of operations, financial condition and cash flows. In each of these matters, we are continuously evaluating the merits of the respective claims and defending ourselves vigorously or seeking to arrive at alternative resolutions in our best interest, as we deem appropriate. Irrespective of the validity or the successful assertion of the claims described above, we could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on our results of operations, financial condition and cash flows.

We are subject to various other lawsuits, legal actions, claims and proceedings related to products, patents, environmental matters, and other matters incidental to our businesses. We have accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, we do not believe that the ultimate resolution of such other pending matters will have a material adverse effect on our financial position, although the final resolution of such matters could have a material adverse effect on our results of operations or cash flows in the period of settlement.

Environmental Protection and Sustainable Management

Our Infineon Integrated Management Program for Environment, Safety and Health (“IMPRES”) is a framework integrating our safety, health, and environmental protection processes, strategy, and objectives, using high standards globally. IMPRES is certified according to OHSAS 18001 and EN ISO 14001. The integration of both standards enables synergies throughout our business. IMPRES is designed to minimize or eliminate the possible impact of our manufacturing processes on the environment, our employees and third parties.

Hazardous substances or materials are to a certain extent necessary in the production of semiconductors. However, most of our processes are carried out in closed loops and systems that eliminate the impact of hazardous substances or materials on the health of our employees and on the environment. We regularly test and monitor employees whose work may expose them to hazardous substances or materials, in order to detect any potential health risks and to take appropriate remedial measures by an early diagnosis. As part of IMPRES, we train our employees in the proper handling of hazardous substances. We have introduced a harmonized process for risk assessment at the relevant sites.

Where we are not able to eliminate entirely adverse environmental impact, we aim to minimize such impact. For example, we must utilize perfluorinated compounds (“PFCs”) as etching agents in the production of semiconductors. As early as 1992, we started to install exhaust air filter systems to reduce PFC emissions. We are a signatory to the Memorandum of Agreement, a voluntary commitment by the European Semiconductor Industry which has the goal of reducing, by 2010, overall PFC emissions by approximately 10 percent from the emission level of 1995, calculated in CO2 equivalents. We have signed a similar commitment for Germany, with a normalized target of 8 percent emission reduction on the basis of CO2 equivalents, which is on track. In respect of our European sites, we achieved our European reduction target by the end of calendar year 2007.

We believe that we are in substantial compliance with environmental as well as health and safety laws and regulations. There is, nevertheless, a risk that we may become the subject of environmental, health or safety liabilities or litigation. Environmental, health, and safety claims or the failure to comply with current or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. Significant financial reserves or additional compliance expenditures could be required in the future due to changes in law or new information regarding environmental conditions or other events, and those expenditures could adversely affect Infineon’s business or financial condition. See “Risk Factors — Environmental laws and regulations may expose us to liability and increase our costs.”

National legislation enacted pursuant to EU Directive 2002/96/EC creates significant obligations regarding the collection, recovery and disposal of waste electrical and electronic equipment. This directive obligates manufacturers to finance the collection, recovery and disposal of such products at the end of their life cycle. The end-of-life obligations may affect us as supplier to electrical and electronic equipment producers and as producer of electronic equipment. Because the directive is currently under revision, and because a number of statutory definitions and interpretations remain unclear and are still pending, the consequences for us cannot currently be determined in detail. As a result, we are not able as of the date hereof to estimate the amount of additional costs that we may incur in connection with this legislation in the future.

Since July 1, 2006, another relevant EU Directive, 2002/95/EC, has restricted the use of lead and other hazardous substances in electrical and electronic equipment. Because of this directive, ongoing compliance expenditures could be required in the future. This EU Directive is currently under revision, which could result in additional adverse impacts on our business.

A further EU Directive, 2000/53/EC, restricts the use of hazardous substances in vehicles. The directive has been changed and further revision is foreseen. The future impact on us cannot currently be determined in detail.

EU Directive 2005/32/EC on the eco-design of energy-using products concerns the ecologically sound development of electrical and electronic devices. It also provides for the possibility that manufacturers of components and sub-assemblies may be subject to specific information requirements regarding environmentally relevant product characteristics. Implementing measures and possible market requirements are not yet fully defined. As a result, we are not able at this time to estimate the amount of additional costs that we may incur in connection with this legislation in the future.

EU Regulation 1907/2006, called REACH, dealing with the registration, evaluation, authorization and restriction of chemicals, became effective on June 1, 2007. Subsequent obligations will become effective in stages over the next few years. This regulation could have a considerable impact not only on producers and importers of chemical substances, but also on downstream users like the semiconductor industry. The availability of chemical substances could be significantly reduced in the European Union, which could have a negative impact on our production as well as research and development activities. We are in close contact with our suppliers and consider ourselves prepared according to the current status of REACH obligations. However, we cannot exclude the possibility of significant future costs in connection with this regulation.

The European Commission is considering further restrictions on the use of PFOS (Perfluorooctane sulfonate) in the EU. PFOS is an important constituent of key chemicals used in the semiconductor industry. Any restriction affecting its use may adversely impact our production and cost position.

The Chinese government restricts the use of lead and other hazardous substances in electronic products. Because neither all implementing measures nor the key product catalog are in place, the consequences for us cannot currently be determined. As a result, we are not able to estimate the impact, including the additional costs, in connection with these regulations.

Similar regulations on substance bans are being established in various countries of the world. We are not able at this time to estimate the impact, including the amount of additional costs that we may incur, in connection with these possible regulations.

Because some of our facilities, including some of those of our joint ventures, are located close to or shared with those of other companies, we may be subject to certain claims and certain liabilities relating to environmental issues, such as contamination, not entirely originating from our own operations.

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

Real Estate

We own approximately 1.3 million square meters of land at Cegled (Hungary), Dresden, Neubiberg, Regensburg and Warstein (Germany), Essonnes (France) and Villach (Austria).

Furthermore, we own approximately 730,200 square meters of building space at Batam (Indonesia), Cegled (Hungary), Dresden, Regensburg and Warstein (Germany), Essonne (France), Kulim and Malacca (Malaysia), Singapore (Singapore), Villach (Austria) and Wuxi (PR China).

In addition, we have long-term rental and lease arrangements covering approximately 953,700 square meters of land at Batam (Indonesia), Kulim and Malacca (Malaysia), Neubiberg and Duisburg (Germany), Singapore (Singapore), Wuxi (PR China).

Furthermore we have long-term rental and lease arrangements covering approximately 319,500 square meters of building space in various locations in Asia Pacific, Europe and North America. We believe that these properties are rented or leased on ordinary market terms and conditions.

MANAGEMENT

Supervisory Board Members

				Membership of other Supervisory
				Boards and comparable governing
				bodies of domestic and foreign
		Term		companies during the fiscal year ended
Name	Age	expires	Occupation	September 30, 2009

Max Dietrich Kley Chairman	69	2010	Lawyer	Chairman of the Supervisory Board of SGL Carbon AG, Wiesbaden
				Member of the Supervisory Board of BASF SE, Ludwigshafen HeidelbergCement AG, Heidelberg Schott AG, Mainz (until September 30, 2009)
				Member of the Board of Directors of UniCredit S.p.A., Milan, Italy (until April 29, 2009)
Gerd Schmidt(1) Deputy Chairman	55	2010	Chairman of the Infineon Central Works Council

			Chairman of the Infineon Works Council, Regensburg
Wigand Cramer(1)	56	2010	Labor union clerk IG Metall, Berlin
Alfred Eibl(1)	60	2010	Chairman of the Infineon Works Council Munich-Campeon
Peter Gruber(1) Representative of Senior Management (since February 12, 2009)	48	2010	Senior Vice President Operations Finance, Infineon Technologies AG	Member of the Supervisory Board of Infineon Technologies Dresden GmbH, Dresden (since December 15, 2008)

				Member of the Partner Delegation of: Comneon GmbH, Nuremberg COMNEON Electronic Technology GmbH, Linz, Austria
				Member of the Board of Directors of ALTIS Semiconductor S.N.C., Essonnes, France
				Infineon Technologies Savan Ltd., Netanya, Israel (inactive) Infineon Technologies (Kulim) Sdn. Bhd., Kulim, Malaysia
Gerhard Hobbach(1)	47	2010	Deputy Chairman of the Works Council, Infineon Munich-Campeon
Prof. Dr. Renate Köcher	57	2010	Managing Director Institut für Demoskopie Allensbach GmbH, Allensbach	Member of the Supervisory Board of Allianz SE, Munich MAN AG, Munich BMW AG, Munich
Dr. Siegfried Luther	65	2010	Managing Director of Reinhard Mohn Verwaltungs GmbH, Gütersloh	Member of the Supervisory Board of: WestLB AG, Duesseldorf/Muenster Wintershall Holding AG, Kassel EVONIK Industries AG, Essen
				Chairman of the Board of Administration of RTL Group S.A., Luxembourg
				Member of the Board of Administration of Compagnie Nationale à Portefeuille S.A., Loverval, Belgium
Dr. Manfred Puffer (since July 30, 2009)	46	2010	Management Consultant

				Membership of other Supervisory
				Boards and comparable governing
				bodies of domestic and foreign
		Term		companies during the fiscal year ended
Name	Age	expires	Occupation	September 30, 2009

Prof. Dr. rer. nat. Doris Schmitt-Landsiedel	56	2010	Professor at the Munich Technical University, Munich
Horst Schuler(1) (since February 12, 2009)	57	2010	Deputy Chairman of the Infineon Central Works Council
Kerstin Schulzendorf(1)	47	2010	Member of the Works Council, Infineon Dresden
Dr. Eckart Sünner	65	2010	President and Chief Compliance Officer of BASF SE, Ludwigshafen	Member of the Supervisory Board of K+S AG, Kassel
Alexander Trüby(1)	39	2010	Member of the Works Council, Infineon Dresden	Member of the Supervisory Board of Infineon Technologies Dresden GmbH (since March 31, 2009)
Arnaud de Weert (since February 1, 2009)	45	2010	President of Novelis Europe, Novelis AG, Zurich, Switzerland (until September 30, 2009)	Chairman of the Supervisory Board of Aluminium Norf GmbH, Neuss Novelis Deutschland GmbH, Goettingen (until September 30, 2009)
			Management Consultant (since October 1, 2009)
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer	65	2010	Management Consultant	Member of the Supervisory Board of Deutsche Messe AG, Hanover (until December 31, 2008) Leoni AG, Nuremberg SAP AG, Walldorf
				Chairman of the Board of Administration of Siemens Ltd., Seoul, Korea (until January 31, 2009)
Former members of the Supervisory Board
Prof. Johannes Feldmayer (until February 18, 2009)	52	—	Management Consultant
Jakob Hauser(1) (until February 12, 2009)	57	—	Chairman of the Works Council, Qimonda AG, Munich
Michael Ruth(1) Representative of Senior Management (until February 12, 2009)	49	—	Corporate Vice President Reporting, Planning and Controlling, Infineon Technologies AG
Prof. Dr. rer. nat. Martin Winterkorn (until January 31, 2009)	62	—	Chairman of the Management Board of: Volkswagen AG, Wolfsburg	Chairman of the Supervisory Board of Audi AG, Ingolstadt Member of the Supervisory Board of Salzgitter AG, Salzgitter FC Bayern München AG, Munich TÜV Süddeutschland Holding AG, Munich
				Member of the Board of Administration of SEAT S.A., Barcelona, Spain
				Chairman of Board of Directors of: Scania AB, Södertälje, Sweden

(1)	Employee representative

The Supervisory Board maintains the following principal committees:

Committee	Members

Executive Committee	Max Dietrich Kley (Chairman) Gerd Schmidt Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer
Investment, Finance and Audit Committee	Dr. Siegfried Luther (Chairman) Max Dietrich Kley Gerd Schmidt
Mediation Committee	Max Dietrich Kley (Chairman) Alfred Eibl Gerd Schmidt Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer
Nomination Committee	Max Dietrich Kley
Prof. Dr. Renate Köcher
Dr. Siegfried Luther
Dr. Manfred Puffer
Prof. Dr. rer. nat. Doris Schmitt-Landsiedel
Dr. Eckart Sünner
Arnaud de Weert
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer
Strategy and Technology Committee	Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer (Chairman) Wigand Cramer Alfred Eibl Gerhard Hobbach Prof. Dr. rer. nat. Doris Schmitt-Landsiedel Arnaud de Weert

Management Board Members

				Memberships of Supervisory Boards
				and comparable governing
				bodies of domestic and foreign
		Term		companies during the fiscal year
Name	Age	expires	Position	ended September 30, 2009

Peter Bauer	49	September 30, 2011	Spokesman of the Management Board, Chief Executive Officer	Member of the Board of Directors of
  Infineon Technologies China Co., Ltd.,
  Shanghai,     People’s Republic of China

    Infineon Technologies Asia
       Pacific Pte., Ltd., Singapore
  Infineon Technologies North
       America Corp., Wilmington,
     Delaware, USA
  Infineon Technologies Japan K.K.,
				Tokyo, Japan
Prof. Dr. Hermann Eul	50	August 31, 2012	Member of the Management Board and Executive Vice President	Member of the Supervisory Board of 7 Layers AG, Ratingen Member of the Supervisory Board of Infineon Austria AG, Villach, Austria (since July 18, 2008)
Dr. Reinhard Ploss	53	May 31, 2012	Member of the Management Board and Executive Vice President	Chairman of the Supervisory Board of
  Infineon Technologies Austria
     AG, Villach, Austria
  Infineon Technologies Dresden
     GmbH, Dresden, Germany
     (since February 13, 2009)
Chairman of the Board of Directors of
  Infineon Technologies (Kulim)
     Sdn. Bhd., Kulim,
     Malaysia
Member of the Supervisory Board of
				Qimonda AG, Munich
Dr. Marco Schröter	46	March 31, 2013	Member of the Management Board, Executive Vice President, Chief Financial Officer and Labor Director	Member of the Supervisory Board of
  Infineon Technologies Austria
     AG, Villach, Austria
Member of the Board of Directors of
  Infineon Technologies Asia
     Pacific Pte., Ltd., Singapore
  Infineon Technologies China Co., Ltd.,
    Shanghai, People’s Republic of China
  Infineon Technologies North
				America Corp., Wilmington, Delaware, USA

Peter Bauer is member of the Management Board and has been our Chief Executive Officer since June 1, 2008. He has been a member of the Management Board from our formation in 1999. From 2005 to 2008, Mr. Bauer served as head of our Automotive, Industrial & Multimarket Business Group and was responsible for the Central Sales Functions. From 1999 until 2004, he served as our Executive Vice President and Chief Sales and Marketing Officer. He was President and Chief Executive Officer of Siemens Microelectronics, Inc. from 1998 to April 1999. From 1997 to 1999, Mr. Bauer was President of Sales and Solution Centers for the Siemens Semiconductor Group. He began his career with the Siemens Semiconductor Group in 1986 as a development engineer. Mr. Bauer holds a degree in electrical engineering from the Munich Technical University.

Dr. Marco Schröter is member of the Management Board, our Chief Financial Officer and Labor Director since April 1, 2008. From 2002 to 2008 he was a Member of Management Board and Chief Financial Officer at Schenker AG, Essen, responsible for accounting, finance, controlling, risk management and purchasing. From 1994 to 2002, Dr. Schröter held several management positions, including Head of Central Controlling, at Stinnes AG, Muehlheim. Dr. Schröter holds a degree in business administration and a Ph.D. in economics.

Prof. Dr. Hermann Eul is member of the Management Board and is responsible for Sales, Marketing, Technology and R&D. He was appointed Deputy Executive Vice President of our Management Board as of August 2005 and subsequently Executive Vice President as of December 1, 2006. Until 1999 he was General Manager of the Digital TeleCom and Data Com ICs operations at Siemens. When our company was formed, he took over the Wireless Baseband and Systems Business Unit as Vice President and General Manager. From 2001 to 2002, he was responsible for Security & Chip Card ICs operations as Chief Executive Officer. In 2003, he was appointed as full Professor and Faculty Chair for RF-Technology and Radio-Systems at Hanover University. In 2004, he returned to Infineon where he first managed the Wireline Communications Business Group as Senior Vice President and General Manager, and then, following a reorganization, became President and General Manager of the Communication Solutions Business Group comprising all of our communication businesses. Professor Eul studied electrical engineering and has a doctorate and professorate in engineering.

Dr. Reinhard Ploss is member of the Management Board and is responsible for Operations. He was appointed Executive Vice President and Head of Operations effective June 1, 2007. Dr. Ploss joined Siemens in 1986 as a process engineer. In 1996 he took over the Power Semiconductor business unit, focusing on development and manufacturing. In 1999, he was appointed President of eupec GmbH Co. KG. In 2000, Dr. Ploss became head of the Automotive & Industrial segment, which at the time consisted of power semiconductors, electric drives, automotive applications and the microcontroller business unit. In 2005, he assumed responsibility for manufacturing, development and operational management in the Automotive, Industrial & Multimarket segment. Dr. Ploss studied chemical engineering and has a doctorate in engineering.

The members of our Management Board, individually or in the aggregate, do not own, directly or indirectly, more than 1 percent of our outstanding share capital.

The business address of each of the members of our Management Board is Infineon Technologies AG, Am Campeon 1-12, 85579 Neubiberg, Germany.

Corporate Governance

Overview of Corporate Governance Structure

The corporate bodies of our company are the Management Board (Vorstand), the Supervisory Board (Aufsichtsrat) and the general shareholders’ meeting (Hauptversammlung). The powers vested in these bodies are governed by the German Stock Corporation Act, the Articles of Association (Satzung), and, with respect to our Management Board and our Supervisory Board, their respective rules of procedure (Geschäftsordnungen). Our Management Board and our Supervisory Board are separate and no individual may simultaneously exercise functions or serve as a member of both boards.

Our Management Board is responsible for managing our business in accordance with applicable laws, our Articles of Association and the rules of procedure of the Management Board, taking into account the resolutions adopted by the general shareholders meeting. It represents us in our dealings with third parties. The Management Board is required to ensure the establishment and operation by our company of an appropriate risk management and internal monitoring system facilitating the timely identification of developments that might jeopardize our continued existence (Sec. 91 (2) of the German Stock Corporation Act).

Members of the Management Board are appointed by the Supervisory Board and can be dismissed for good cause. The Supervisory Board is required to supervise and advise the Management Board in its management of our company, but is not permitted to make management decisions. To ensure that these functions are carried out properly, the Management Board must, among other things, inform the Supervisory Board on a regular, timely and comprehensive basis about all issues of relevance to our company with respect to planning, the course of business, risks and risk management, as well as strategic measures. In this regard, the Management Board is also required to describe and explain any deviations in the course of business from plans and targets that have been set. Furthermore, the chairman of the

Supervisory Board must be informed of any other important developments. The Management Board must obtain the consent of the Supervisory Board for certain transactions as determined by the Supervisory Board. The Supervisory Board is also entitled to request special reports at any time.

In carrying out their duties, members of both the Management Board and Supervisory Board must exercise the standard of care of a prudent and diligent businessman, and they are liable to us for damages if they fail to do so. Both boards are required to take into account a broad range of considerations in their decisions, including the interests of our company and our shareholders, employees and creditors. The Management Board is required to respect the shareholders’ rights to equal treatment and equal information. Both the Management Board members and the Supervisory Board members are jointly and severally liable vis-à-vis our company for breaches of their duties if, as a result, we suffer damages.

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

Supervisory Board

Our Supervisory Board currently consists of 16 members. The shareholders, by a majority of the votes cast in a general meeting, currently elect eight members and the employees currently elect the remaining eight members. Among the eight employee representatives on the Supervisory Board, one member is from the ranks of the executive employees (Leitende Angestellte), five members are from the ranks of the employees (excluding executive employees) and two are representatives of the trade unions represented in the Infineon group in Germany. According to German law, the shareholders may determine the term of each shareholder-elected member of the Supervisory Board. The maximum term of office of shareholder-elected Supervisory Board members expires at the end of shareholders’ general meeting in which the shareholders discharge the Supervisory Board members for the fourth fiscal year after the start of their term as a Supervisory Board member. The fiscal year in which the term of office begins is not included in this calculation. Supervisory Board members may be re-elected. The term of all current shareholder representatives ends with the annual general meeting to be held in 2010. The employee representatives on the Supervisory Board took office on February 12, 2009.

The Supervisory Board is composed of the minimum number of members required by law. Under the German Co-Determination Act (Mitbestimmungsgesetz), a company that employs more than 10,000 employees is required to have a supervisory board comprised of at least 16 members. Companies that employ not more than 10,000 employees are required to have a supervisory board comprised of at least 12 members. As the number of employees working for us or any of our domestic group companies in Germany has fallen below 10,000, the Management Board initiated statutory proceedings (Statusverfahren) in July 2009 to reduce the size of the Supervisory Board to 12 seats. Consequently, the term of office of all current members of our Supervisory Board will end and our employees and shareholders will each elect six new representatives to the Supervisory Board. We expect such proceedings to be finalized with the election of the shareholder representatives by the general shareholders’ meeting in February 2010.

Any member of the Supervisory Board elected by shareholders may be removed by a resolution of the general shareholders’ meeting if such resolution is approved by a simple majority of the votes cast. Any member of the Supervisory Board elected by employees may be removed by three quarters of the votes cast by the electoral delegates representing the employees and any member of the Supervisory Board elected by unions may be removed by the union that nominated the member. In addition, the Articles of

Association provide that all members of the Supervisory Board may resign at any time, with or without good cause, by providing four weeks’ prior written notice to the Supervisory Board chairman.

The Supervisory Board elects a chairman and a deputy chairman from among its members. If no candidate is elected by a vote of two-thirds of the members of the Supervisory Board, the representatives of the shareholders have the right to elect the chairman and the representatives of the employees have the right to elect the deputy chairman. Should the chairman or the deputy chairman leave office prior to the expiry of his or her term, the Supervisory Board must without delay elect a successor to fill the remaining term of the departing chairman or deputy chairman. The German Accounting Law Modernization Act (Bilanzrechtsmodernisierungsgesetz) provides that at least one independent member of the Supervisory Board of publicly traded companies must have expertise in the fields of accounting or auditing — that is, be an independent financial expert. On the Supervisory Board, Max Dietrich Kley and Dr. Siegfried Luther, among others, have the required financial expertise and independence.

Under mandatory statutory provisions and the Articles of Association, the Supervisory Board issues rules of procedure for itself. The Supervisory Board’s current rules of procedure are effective as of November 26, 2009.

The Supervisory Board meets at least once every calendar quarter. The meetings may also be held in the form of a telephone or video conference and individual members may participate in the meeting by way of telephone or video communication. Unless otherwise required by law or by the Articles of Association, Supervisory Board resolutions are passed with a simple majority of votes cast. This applies also to election and deselection processes (except for the election of the chairman and the deputy chairman, which require a two-thirds majority). In the event of an equality of votes, a new vote will be held in which the chairman of the Supervisory Board shall have two votes.

The main functions of the Supervisory Board are:

•	to monitor our management;

•	to appoint our Management Board and determine the Management Board members’ compensation;

•	to approve decisions of our Management Board in relation to the following:

•	finance and investment planning, including the budget and the establishment of limits on indebtedness;

•	any investment or disposition that exceeds 10 percent of our total investment budget; and

•	the granting of sureties, guarantees and loans to third parties outside the group, if the amount exceeds 5 percent of the share capital of our company;

•	to approve matters in areas that the Supervisory Board has made generally subject to its approval; and

•	to approve matters that the Supervisory Board decides on a case-by-case basis to make subject to its approval.

The Supervisory Board may form committees from among its members and charge them with the performance of specific tasks. The committees’ tasks, authorizations and processes are determined by the Supervisory Board. Where permissible by law, important powers of the Supervisory Board may also be transferred to the committees. The Supervisory Board has established and maintains the following committees:

Our Supervisory Board has established an Investment, Finance and Audit Committee, comprising the chairman of the Supervisory Board and two other members of the Supervisory Board, one of whom is elected from the shareholder representatives and the other from the employee representatives on the Supervisory Board. All members of the Investment, Finance and Audit Committee are “independent” under U.S. securities regulations applicable to our company. The Investment, Finance and Audit Committee carries out the functions normally carried out by the audit committee of a U.S. company including, among other duties:

•	monitoring our company’s financial reporting system and preparing the decisions of the Supervisory Board regarding approval of our annual financial statements and the consolidated financial statements, including review of the financial statements, combined operating and financial reviews, the proposed application of earnings and the reports of our auditors;

•	reviewing our interim financial statements that are made public or otherwise filed with any securities regulatory authority;

•	issuing to our auditors terms of reference for their audit of our annual financial statements;

•	examining the effectiveness of our compliance, internal control, internal audit and risk management systems; and

•	approving decisions of our Management Board or a committee thereof regarding increases of our company’s capital through the issuance of new shares out of authorized or conditional capital, to the extent they are not issued to employees as part of a share option plan.

The Investment, Finance and Audit Committee also supports the Supervisory Board in its duty of supervising our business and may exercise the oversight powers conferred upon the Supervisory Board by German law for this purpose. Decisions of the Investment, Finance and Audit Committee require a simple majority.

The Executive Committee, composed of the Chairman of the Supervisory Board, the Vice-Chairman, and one shareholder representative, recommends the appointment and dismissal of members of the Management Board as well as the resolution of the Supervisory Board plenum on the Management Board members’ compensation and is responsible for the negotiation, modification and termination of contracts with Management Board members.

The Mediation Committee, which consists of the Chairman of the Supervisory Board, the Vice-Chairman, one shareholder representative, and one employee representative, submits proposals to the Supervisory Board in the event that the Supervisory Board cannot reach the two-thirds majority required to appoint a Management Board member. The Mediation Committee was not convened in the 2009 fiscal year.

The Nomination Committee, which consists exclusively of shareholder representatives of the Supervisory Board, recommends candidates as future shareholder representatives of the Supervisory Board.

The Strategy and Technology Committee, which consists of three shareholder representatives and three employee representatives, deals with topics concerning our business strategy.

Neither we nor any of our subsidiaries have entered into special service contracts with the members of the Supervisory Board that provide for benefits during or upon termination of their board membership other than as described under “— Compensation”.

Management Board

The Supervisory Board determines the number of Management Board members. According to Section 5 of the Articles of Association, the Management Board must consist of at least two members. In accordance with the rules of procedure for the Management Board, the Supervisory Board may appoint one Management Board member as the chairman or the speaker of the Management Board. Our Management Board currently consists of four members.

Management Board members are appointed by the Supervisory Board in accordance with the provisions of the German Stock Corporation Act and the German Codetermination Act (Mitbestimmungsgesetz) for a maximum term of five years. Reappointment or extension of the term for up to five years in each case is permissible. The Supervisory Board may revoke the appointment of a member of the Management Board prior to the expiry of his term of office for good cause, such as for gross violation of duties or a vote of no confidence in the board member by the general shareholders’ meeting, unless the vote of no confidence was made on blatantly arbitrary grounds (Sec. 84 (3) of the German Stock Corporation Act). The Supervisory Board is also responsible for entering into, amending and terminating employment agreements with the members of the Management Board and determining the Management Board Members’ compensation.

In accordance with Section 5(2) of the Articles of Association, our company is represented by two members of the Management Board or by one Management Board member acting jointly with an authorized signatory (Prokurist).

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

Our Management Board has adopted rules of procedure, which our Supervisory Board has approved. The rules of procedure provide, among other things, that the chairman of the Management Board must notify the chairman of the Supervisory Board of any pending matter that is significant. The Supervisory Board may, on a case-by-case basis, designate such matter as one requiring Supervisory Board approval.

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

Compensation

In compliance with legal requirements and the recommendations of the German Corporate Governance Code as amended on June 18, 2009, this report provides information on the principles for determining the compensation of the Management Board and Supervisory Board of Infineon Technologies AG and the amount of compensation paid to the individual members of the Management Board and Supervisory Board.

Compensation of the Management Board

Compensation structure

So far, the Supervisory Board plenum was responsible for resolving the Management Board compensation system while the compensation of the individual members of the Management Board was determined by the executive committee of the Supervisory Board (the “Executive Committee”). Since the respective legal provisions became effective, Management Board compensation is determined and regularly reviewed by the Supervisory Board plenum at the proposal of the Executive Committee. The compensation of the members of the Management Board is intended to reflect our size and global presence, its economic condition and performance, and the typical level and structure of the compensation paid to management boards of comparable companies within Germany and abroad. Additional factors taken into account are the duties, responsibilities and the performance of each member of the Management Board as well as our compensation structure. Their compensation is calculated to be competitive both nationally and internationally and thus to provide an incentive for dedicated and successful work within a dynamic environment. The level of compensation is generally re-evaluated every two years, taking into account an analysis of the income paid to executives of comparable companies. Currently, the compensation structure is reviewed by an independent external compensation expert.

In the 2009 fiscal year, the compensation of the Management Board comprised the following elements:

•	Fixed annual base salary. The non-performance-related annual base salary is contractually fixed. It is partly paid in 12 equal monthly installments, and partly paid as a lump sum at the end of each fiscal year, referred to below as the Annual Lump Sum.

•	Performance-related compensation. The annual bonus is dependent on the return on assets, which we define as earnings before interest and taxes (EBIT) adjusted for exceptional effects, in proportion to capital employed. This ensures that a bonus is earned only if the business develops positively. The annual bonus is determined by the Supervisory Board in a two-phase process. In a first step, a target bonus amount is determined from a table agreed in the service agreements on the basis of the return on assets. The Supervisory Board subsequently evaluates the personal performance of each individual board member over the past fiscal year, and then determines the actual bonus amount. In addition to the bonus dependent on the return on assets, Management Board contracts provide for a possible special bonus awarded in recognition of special business achievements.

•	Infineon stock options. Management Board members are eligible to receive stock options under the 2006 Stock Option Plan approved by the Infineon Shareholders’ Annual General Meeting (the “Annual General Meeting”) on February 16, 2006, as a variable compensation element with a long-term incentive effect and a risk character. Each stock option guarantees the right to acquire one share at a fixed exercise price. The options are valid for six years and may be exercised only after an initial waiting period of three years and not during specified black-out periods. The Supervisory Board is responsible for all decisions on granting options to members of the Management Board. In the 2009 fiscal year, no options were granted to members of the Management Board. Further details of the Company’s 2006 Stock Option Plan are described in note 32 to our consolidated financial statements for the year ended September 30, 2009 and are available in full text on the internet at www.infineon.com.

As the 2006 Stock Option Plan expired at the end of the 2009 fiscal year, a new long-term incentive plan is being developed that will focus on the long-term success of the company.

Compensation of the Management Board in the 2009 fiscal year

In the 2009 fiscal year, the current members of the Management Board received total compensation of €3,605,108 (previous year: €3,309,687, pro rata to the duration of membership on the Management Board during the fiscal year). The total annual compensation for all members of the Management Board who were active in the previous fiscal year amounted to €4,920,006 and included the compensation for Mr. Fischl and Dr. Ziebart who retired during the 2008 fiscal year. In view of the economic situation, the members of the Management Board decided in February 2009 to voluntarily forego part of their fixed salaries for the 2009 fiscal year (the CEO will forego 20 percent, the other members of the Management Board will forego 10 percent). The annual lump sum payment was reduced accordingly. No performance-related bonuses were paid for the 2009 fiscal year.

The total annual compensation paid in the 2009 fiscal year (gross without statutory deductions) consisted of the following elements:

		Non-performance-related compensation
		Annual Base Salary(1)
		Amount paid in
		monthly			Total cash
Management Board member	Fiscal year	installments	Annual Lump Sum	Other(2)	compensation

Peter Bauer	2009	700,000	420,000	35,087	1,155,087
(CEO as of June 1, 2008)	2008	533,333	533,333	22,948	1,089,614
Prof. Dr. Hermann Eul	2009	450,000	360,000	13,590	823,590
	2008	450,000	450,000	14,457	914,457
Dr. Reinhard Ploss	2009	350,000	280,000	10,616	640,616
	2008	350,000	350,000	20,859	720,859
Dr. Marco Schröter	2009	500,000	400,000	85,815	985,815
(as of April 1, 2008)	2008	250,000	250,000	84,757	584,757

Total	2009	2,000,000	1,460,000	145,108	3,605,108

	2008	1,583,333	1,583,333	143,021	3,309,687

(1)	Each in accordance with the duration of membership on the Management Board during the respective fiscal year.

(2)	The compensation included under “Other” comprises primarily the monetary value of the provision of a company car and insurance contributions, and, in the case of Dr. Schröter, the reimbursement of expenses for the maintenance of double residences.

Stock-based compensation

As in the previous year, no stock options were granted to members of the Management Board in the 2009 fiscal year. In the 2009 fiscal year, no member of the Management Board exercised stock options.

Commitments to the Management Board upon termination of employment

Allowances and pension entitlements in the 2009 fiscal year

The current members of the Management Board are contractually entitled to a fixed pension payment, which increases by €5,000 (and in the case of Mr. Bauer by €10,000) annually until a maximum amount is attained. In accordance with IFRS, for the current members of the Management Board, a total of €786,292 was expensed and added to pension reserves in the 2009 fiscal year (previous year: €534,275). Upon termination of membership on the Management Board, pension entitlements normally begin from age 60 but may be paid earlier in case of retirement for medical reasons. Our agreement with Mr. Bauer deviates from this model, and he is entitled to a pension before age 60 if his contract is not renewed, provided that there is no good cause for a revocation of the appointment in accordance with Section 84(3) of the German Stock Corporation Act. In any case of pension payment before age 60, however, the income from other employment and self-employed activities would be set off against up to 50 percent of the respective pension entitlements.

The following overview represents the annual pension entitlements, as of the beginning of retirement, for current Management Board members on the basis of the entitlements vested through September 30, 2009.

			Expenses in
	Pension		connection with
	entitlements		increase in pension
	(annual) as of		reserves in
	beginning of	Maximum	fiscal year 2009
Management Board member	pension period in €	amount in €	(IFRS) in €

Peter Bauer (CEO)	290,000	400,000	235,967
Prof. Dr. Hermann Eul	205,000	270,000	202,178
Dr. Reinhard Ploss	175,000	210,000	173,184
Dr. Marco Schröter	255,000	350,000	174,963

Total	925,000	1,230,000	786,292

Furthermore, our contract with Mr. Bauer provides for a one-time transitional allowance upon termination of his employment under certain circumstances, including due to retirement or another reason. This transitional allowance is equivalent to one year’s income, composed of the last 12 basic monthly installments, and a sum amounting to the average of the bonus sums received over the last three fiscal years prior to termination. The transitional allowance will not be paid in the event of termination by a member of the Management Board not prompted by us, or if we have good cause for the termination.

Early termination of employment

The contracts with the members of the Management Board include change-of-control clauses: A change of control within the meaning of these clauses occurs when a third party, individually or in cooperation with another party, acquires 30 percent of the voting rights in Infineon as stipulated by Section 30 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz-WpHG). The Management Board members have the right to resign and terminate their contracts within a period of 12 months after the announcement of such change of control if the exercise of their office and the fulfillment of their contract become unacceptable, due, for example, to considerable restrictions in their areas of responsibility. In such an event, board members are entitled to a continuation of their annual target income for the full remaining duration of their contracts and a minimum of two years. This amount is based on the annual target income applicable to the resigning member at the time of his resignation and the variable components assuming a 6 percent return on our assets. In the event of a termination by Infineon of the contracts of the Management Board members within 12 months after the announcement of a change of control, the Management Board members are entitled to a continuation of their annual target income for the full remaining duration of their contracts and a minimum of three years. The Management Board members’ pension entitlements remain unaffected. These rights in the event of a change of control, however, only exist if there is no serious breach of duty by the respective Management Board member.

Furthermore, the contract of Dr. Schröter provides for a transitional allowance equivalent to 30 percent of his annual base salary. This transitional allowance is paid until the beginning of the pension payments if Dr. Schröter leaves our company except for (i) resignation by Dr. Schröter or (ii) our company having good cause for a revocation of the appointment in accordance with Section 84(3) of the German Stock Corporation Act. His income from other employment and self-employed activities, however, would be set off against the transitional allowance.

Other than described above, the Management Board contracts do not generally provide for severance payments in the event of their early termination.

Fringe benefits and other awards in the 2009 fiscal year

•	The members of the Management Board received no fringe benefits besides the elements listed under “Other” in the compensation table.

•	We do not provide loans to the members of the Management Board.

•	The members of the Management Board received no compensation or promise of compensation with regard to their activities on the Management Board from third parties in the 2009 fiscal year.

•	We maintain directors’ and officers’ group liability insurance (“D&O insurance”). The D&O insurance policy covers personal liability in the event of claims made against members of the Management Board for indemnification of losses incurred in the exercise of their duties. According to the existing contracts with the Management Board members, the D&O insurance provides for a deductible of 25 percent of such member’s fixed annual base salary (which is compliant with the deductible provisions as outlined in Section 93(2)3 of the German Stock Corporation Act in connection with Section 23(1) of the introductory provisions to the German Stock Corporation Act).

•	We have entered into a restitution agreement with each member of the Management Board. According to the restitution agreements, we cover all costs incurred in connection with proceedings brought against members of the Management Board by courts, government authorities, regulatory bodies or parliamentary committees due to the exercise of their duties, to the extent legally permitted. The agreements do not cover, in particular, any restitution of costs incurred due to an infringement of their duties as management board members pursuant to Section 93(2) of the German Stock Corporation Act.

Payments to former members of the Management Board in the 2009 fiscal year

Former members of the Management Board received total severance and pension payments of €1,798,225 (previous year: €916,896) in the 2009 fiscal year.

As of September 30, 2009, pension reserves for former members of the Management Board amount to €27,034,008 (previous year: €26,566,664).

Compensation of the Supervisory Board

Compensation structure

The compensation of the Supervisory Board is determined in the Articles of Association. It is intended to reflect our size, the duties and responsibilities of the members of the Supervisory Board, and our economic condition and performance. The compensation of the Supervisory Board is governed by Section 11 of the Articles of Association and comprises two elements:

•	Fixed compensation of €25,000 per year and member.

•	A variable element in the form of 1,500 share appreciation rights per annum, which are granted and may be exercised on the same terms as provided for by the Infineon Stock Option Plan 2006 approved by the Annual General Meeting. These share appreciation rights, however, do not entitle the holder to purchase shares but only to a settlement in cash. The basic principles of our 2006 Stock Option Plan are described in note 32 to our consolidated financial statements for the year ended September 30, 2009 and are available in full text on the internet at www.infineon.com.

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

Members of the Supervisory Board, moreover, are reimbursed for all expenses incurred in connection with their duties, as well as the value-added tax (“VAT”), apportioned to their compensation, to the extent that they can charge for VAT separately and do so.

Compensation of the Supervisory Board in the 2009 fiscal year

In the 2009 fiscal year, the members of the Supervisory Board waived their share appreciation rights. The Supervisory Board compensation otherwise remained unchanged from the previous year. The individual current members of the Supervisory Board received the following cash compensation (excluding 19 percent VAT), in the 2009 fiscal year:

			Additional
			compensation for
	Base compensation		special functions		Total payment
Supervisory Board member	in €		in €		in €

Max Dietrich Kley	25,000		25,000		50,000
Wigand Cramer	25,000		8,333	(1)	33,333
Alfred Eibl	25,000		12,500		37,500
Prof. Johannes Feldmayer	10,417	(2)	—		10,417
Peter Gruber	16,667	(1)	—		16,667
Jakob Hauser	8,333	(3)	4,167	(3)	12,500
Gerhard Hobbach	25,000		8,333	(1)	33,333
Prof. Dr. Renate Köcher	25,000		—		25,000
Dr. Siegfried Luther	25,000		12,500		37,500
Michael Ruth	8,333	(3)	—		8,333
Manfred Puffer	4,167	(5)	—		4,167
Gerd Schmidt	25,000		12,500		37,500
Prof. Dr. Doris Schmitt-Landsiedel	25,000		12,500		37,500
Horst Schuler	16,667	(1)	—		16,667
Kerstin Schulzendorf	25,000		—		25,000
Dr. Eckart Sünner	25,000		—		25,000
Alexander Trüby	25,000		4,167	(3)	29,167
Arnaud de Weert	16,667	(6)	8,333	(1)	25,000
Prof. Dr. Martin Winterkorn	8,333	(4)	4,167	(4)	12,500
Prof. Dr.-Ing. Klaus Wucherer	25,000		12,500		37,500

Total	389,584		125,000		514,584

(1)	Prorated from appointment on February 12, 2009.

(2)	Prorated up to retirement from office on February 18, 2009.

(3)	Prorated up to retirement from office on February 12, 2009.

(4)	Prorated up to retirement from office on January 31, 2009.

(5)	Prorated from appointment on July 30, 2009.

(6)	Prorated from appointment on February 1, 2009.

Other

We do not provide loans to the members of the Supervisory Board.

We maintain D&O insurance. The insurance covers personal liability in the event of claims made against members of the Supervisory Board for indemnification of losses incurred in the exercise of their duties. Each member of the Supervisory Board has agreed to an appropriate deductible.

PRINCIPAL SHAREHOLDERS

The following table shows the beneficial ownership of our company’s share capital by the principal shareholders (each person or entity that has reported to us, as required by applicable German law, that it beneficially owns 3 percent or more of our shares). The percentages stated below refer to the share capital held on the date of the applicable notification. On August 5, 2009, the number of our outstanding shares was increased to a total of 1,072,569,049 and on August 11, 2009 was further increased to a total of 1,086,742,085. Therefore, the notifications received by us from shareholders had different respective reference points depending on the date of the notification and current shareholdings may differ from the numbers and percentages stated below.

We are not directly or indirectly owned or controlled by any foreign government.

The members of our Management Board and Supervisory Board, each as a group, hold less than one percent of our outstanding share capital.

	Shares Owned
		Percentage relating
		to the number of
As of September 30, 2009		shares at the date
Shareholder	Number	of notification

Dodge & Cox(1)	106,771,627	9.95%
Capital Group(2)	36,995,392	4.95%
Odey Asset Management LLP(3)	23,687,180	3.16%

Notes

(1)	Based on a notification to Infineon by Dodge & Cox Investment Managers on August 6, 2009 pursuant to the requirements of the German Securities Trading Act. As the notification was received prior to the effectiveness of the second step of the capital increase completed on August 11, 2009, the number of shares and percentage ownership may vary after the capital increase. The business address of the shareholder is 555 California Street, 40th Floor, San Francisco, California 94104, U.S.A.

(2)	Based on a notification to Infineon by the shareholder on June 14, 2006 pursuant to the requirements of the German Securities Trading Act. As the notification was received prior to the first step of the capital increase completed on August 5, 2009, the number of shares and percentage ownership may vary after the capital increase. The business address of the shareholder is 333 South Hope Street, Los Angeles, CA 90071-1406, U.S.A.

(3)	Based on a notification to Infineon by the shareholder on May 6, 2009 pursuant to the requirements of the German Securities Trading Act. As the notification was received prior to the first step of the capital increase completed on August 5, 2009, the number of shares and percentage ownership may vary after the capital increase. The business address of the shareholder is 12 Upper Grosvenor Street, London, W1K 2ND, UK.

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

Other than as disclosed above, we have not been notified by any party holding 3 percent or more of our shares as of September 30, 2009.

Major shareholders do not have differing voting rights. Other than as a result of the capital increase referenced above, there were no significant changes in the percentage ownership held of record by major shareholders in the last three fiscal years

To our knowledge, as of September 30, 2009, there were 36,833,316 of our American Depositary Shares outstanding (representing an equivalent number of our ordinary shares), which represented approximately 3.4 percent of our issued and outstanding share capital, and there were 159 holders of record of our American Depositary Shares.

RELATED PARTY TRANSACTIONS

In accordance with IFRS, we report related party transactions as transactions in the normal course of business with associated companies in which we have the ability to exercise significant influence over the other party’s operations and financial policies and related persons such as Management and Supervisory Board members in accordance with the International Accounting Standard No. 24.

We purchase certain of our raw materials, especially chipsets, from, and sell certain of our products to, related parties. Purchases and sales to related parties are generally based on market prices or manufacturing costs plus a mark-up.

Qimonda

In connection with the formation of Qimonda as a separate legal entity, we and Qimonda entered into a number of agreements in 2006 governing the carve-out of the memory products business, the licensing of intellectual property, the use of our 200-millimeter fabrication facility in Dresden, and support services in the areas of general support, IT services and R&D services. Qimonda was carved out as our wholly-owned subsidiary effective May 1, 2006.

On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, we deconsolidated Qimonda during the second quarter of the 2009 fiscal year, Qimonda ceased being a related party in accordance with IFRS and subsequent transactions between us and Qimonda are no longer reflected as related party transactions. Transactions between us and Qimonda subsequent to the deconsolidation are no longer reflected as related party transactions.

Due to Qimonda’s insolvency, we expect that Qimonda will not be able to fulfill its indemnification obligations and indemnify us against any potential liabilities.

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

Equity

The issued share capital of our company amounts to €2,173,484,170 divided into 1,086,742,085 individual shares in registered form with a notional value of €2.00 each. Since the end of our 2006 fiscal year, changes in our share capital have been as follows:

•	During the 2007 fiscal year, our share capital increased by €4,238,682 as a result of the exercise of 2,119,341 employee stock options. After these exercises our share capital consisted of €1,499,457,270.

•	During the 2008 fiscal year, our share capital increased by €26,900 as a result of the exercise of 13,450 employee stock options. After these exercises our share capital consisted of €1,499,484,170.

•	On August 5, 2009, we increased our share capital by €645,653,928 by issuing 322,826,964 shares resulting from the Authorized Capital 2007 (registered in the Commercial Register as “Authorized Capital 2007/I”) resolved on February 15, 2007 and part of the Authorized Capital 2009/I resolved on February 12, 2009. The new shares were offered to our shareholders for subscription at a ratio of four new shares for every nine existing shares held. After the execution of the capital increase, our share capital consisted of €2,145,138,098.

•	On August 11, 2009, we further increased our share capital by €28,346,072 by issuing 14,173,036 shares resulting from the Authorized Capital 2009/I resolved on February 12, 2009. The new shares were issued to Admiral Participations (Luxembourg) S.a.r.l. After the execution of the capital increase, our share capital consisted of €2,173,484,170.

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

The Authorized Capital II/2004 expired on January 19, 2009. Furthermore, the capital increases in August 2009 were implemented by utilizing all of our Authorized Capital 2007 as well as the Authorized Capital 2009/I. Therefore, our Articles of Association currently do not provide for any authorized capital.

Conditional Capital

Under the German Stock Corporation Act, a stock corporation’s shareholders can create conditional capital of up to 50 percent of the issued share capital at the time of the resolution. Our conditional capital recorded in the Commercial Register amounts to €665,335,548. It has been created through six conditional capital increases.

•	Conditional Capital I (registered in the Commercial Register as “Conditional Capital 1999/I”) pursuant to Section 4(4) of the Articles of Association in an aggregate nominal amount of up to €34.6 million that may be used to issue up to 17.3 million new registered shares in connection with our 2001 Long-Term Incentive Plan;

•	Conditional Capital III (registered in the Commercial Register as “Conditional Capital 2001/I”) pursuant to Section 4(6) of the Articles of Association in an aggregate nominal amount of up to €29 million that may be used to issue up to 14.5 million new registered shares in connection with our 2001 and 2006 Long-Term Incentive Plans;

•	Conditional Capital 2002 (registered in the Commercial Register as “Conditional Capital 2007/II”) pursuant to Section 4(7) of the Articles of Association in an aggregate nominal amount of up to €152 million that may be used to issue up to 76 million new registered shares upon conversion of convertible bonds issued in June 2003;

•	Conditional Capital 2007 (registered in the Commercial Register as “Conditional Capital 2007/I”) pursuant to Section 4(5) of the Articles of Association in an aggregate nominal amount of €149.9 million that may be used to issue up to 74.95 million new registered shares upon conversion of debt securities, which we may issue at any time prior to February 14, 2012;*

•	Conditional Capital 2008 (registered in the Commercial Register as “Conditional Capital 2008/I”) pursuant to Section 4(8) of the Articles of Association in an aggregate nominal amount of €149.9 million that may be used to issue up to 74.95 million new registered shares upon conversion of debt securities, which we may issue at any time prior to February 13, 2013;*

•	Conditional Capital 2009/I pursuant to Section 4(9) of the Articles of Association is an aggregate nominal amount of €149.9 million that may be used to issue up to 74.95 million new registered shares upon conversion of convertible bonds issued in May 2009.

*	Due to the issuance of convertible bonds in May 2009, which are covered by the Conditional Capital 2009/I, other debt securities to be converted into our shares may no longer be issued under authorizations existing as of September 30, 2009. Accordingly, shares may no longer be issued from Conditional Capitals 2007 and 2008.

All of these shares will have dividend rights from the beginning of the fiscal year in which they are issued.

Subscription Rights

The German Stock Corporation Act provides that all shareholders generally have subscription rights with respect to newly issued shares (as well as newly issued convertible bonds, bonds with warrants, income bonds and profit participation certificates). No subscription rights exist with respect to shares resulting from conditional capital. Subscription rights are generally freely transferable and may be traded on the stock exchanges during a specific period prior to the expiration of the subscription period. Our general shareholders’ meeting may exclude subscription rights by a majority of at least three-quarters of the issued share capital represented at the meeting approving the resolution. The articles of association may specify a higher majority and additional requirements. The Articles of Association of our company do not contain such specifications. The exclusion of subscription rights further requires a justification. The exclusion is justified if our interest in excluding subscription rights outweighs the interest of shareholders in the subscription rights being granted. Without such a justification, subscription rights for the issuance of new shares may only be excluded if the share capital is being increased for cash consideration, the amount of the capital increase does not exceed 10 percent of our existing share capital and the issue price of the new shares is not substantially lower than the market price of our shares. In each case, the decision requires a report by the

Management Board that sets forth the justification or the compliance with the requirements for the 10 percent exclusion, as the case may be.

Shareholders’ Meetings and Voting Rights

Our shareholders vote at general meetings. The general shareholders’ meeting can be convened by the Management Board, the Supervisory Board or, under certain circumstances, by shareholders whose holdings together make up 5 percent of the share capital. The Supervisory Board must convene a general shareholders’ meeting if this is deemed necessary for the well-being of our company. The annual general shareholders’ meeting must take place within the first eight months of the fiscal year. The Management Board calls this meeting upon the receipt of the Supervisory Board’s report on the annual financial statements.

Unless a shorter period is permissible by law, the general shareholders’ meeting must be convened at least 30 days before the day by which shareholders must register for the meeting and be announced in the electronic Federal Gazette (elektronischer Bundesanzeiger), stating the agenda. Furthermore, the invitation to the general shareholders’ meeting, including the agenda and the relevant documents, must be made available on the company’s website. According to our Articles of Association, we may communicate information to shareholders of our company using electronic media.

A shareholder or group of shareholders holding a minimum of either 5 percent of the share capital of our company or shares representing at least €500,000 of our registered capital may require that additional or modified proposals be made at our shareholders’ general meeting.

Shareholders are entitled to participate in the general shareholders’ meeting and to exercise their voting rights if they are entered in our share register and have given notification of attendance which must be received at least six days prior to the meeting, not counting the day of notice and the day of the meeting. Following the deadline for the registration of attendance at the shareholders’ general meeting, the shares are not blocked and may be transferred. In certain cases, a shareholder can be prevented from exercising his or her voting rights. This would be the case, for instance, for resolutions on the waiver or assertion of a claim by our company against the shareholder. Furthermore, a breach of the notification requirements with regard to material holdings in voting rights according to the German securities laws results in a loss of the rights attached to the shares, including the voting rights, until the satisfaction of the notification requirement. In the event of willful or grossly negligent breaches of the notification requirement, the loss of the rights continues for six months following the subsequent submission of the notification. Neither German law nor the Articles of Association restricts the right of non-resident or foreign shareholders to hold shares or any voting rights attached to the shares.

Voting rights may be exercised by proxies. If neither a bank nor a shareholders’ association is named as proxy, authority to attend and vote by proxy must be granted in textual form (Textform) in accordance with Section 126b German Civil Code or via the internet as further detailed by the company. If a proxy is instructed directly, the proxy will be required to produce documentation of its authority at the general meeting.

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

Resolutions of fundamental importance that require a majority of at least 75 percent of the votes cast include, in particular:

•	changing the objects and purposes provision in the Articles of Association;

•	approving authorized and conditional capital increases;

•	excluding preemptive rights of shareholders to subscribe for new shares;

•	dissolving the company;

•	merging into, or consolidating with, another stock corporation;

•	transferring all or virtually all of the company’s assets; and

•	changing the company’s corporate form.

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

Dividends approved at a shareholders’ general meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at the shareholders’ general meeting. Where shareholders hold physical certificates, we will pay dividends to those shareholders who present us or the paying agent or agents that we may appoint from time to time, with the appropriate dividend coupon. If a shareholder holds shares that are entitled to dividends in a clearing system, the dividends will be paid according to that clearing system’s rules. We will publish notice of dividends paid and the paying agent or agents that we have appointed in the electronic Federal Gazette.

Liquidation Rights

Except in the cases of a liquidation based on insolvency proceedings or judicial decree, our company may only be liquidated by a resolution of the general shareholders’ meeting, which under the German Stock Corporation Act requires a majority of at least three-quarters of the share capital represented when the vote is taken. The articles of association may specify a higher majority and additional requirements. The Articles of Association of our company do not contain such specifications. In this case, the assets remaining after all the liabilities of the company have been settled will be distributed among the shareholders proportionally to their holdings of the share capital, as provided by the German Stock Corporation Act. Certain requirements for the protection of creditors must be complied with in this process.

Shareholders’ Other Rights and Obligations

Our shareholders have other rights and obligations, for example the right to participate in the general discussion at the general shareholders’ meeting and ask questions of our management. If shareholders believe that our company has been harmed by members of the Management Board or Supervisory Board they can initiate proceedings against those persons under certain conditions. If a German court determines that members of the Management Board or Supervisory Board have violated their obligations towards our company, then they are liable for damages to our company, but generally not to the shareholders directly. Such direct claims would be successful under very rare circumstances, for example upon a finding that the member of the Management Board or the Supervisory Board has engaged in willful misconduct with the intention of harming shareholders.

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

Repurchase of Our Own Shares

We may repurchase our own shares pursuant to the authorization granted by the shareholders’ general meeting on February 12, 2009, or in other very limited circumstances set out in the German Stock Corporation Act. The authorization granted by our general shareholders’ meeting expires on August 11, 2010. Shareholders may grant a new authorization at our 2010 shareholders’ general meeting. According to the new version of Section 71 of the German Stock Corporation Act, Shareholders may not grant a share repurchase authorization lasting for more than five years. The rules in the German Stock Corporation Act generally limit repurchases to 10 percent of our share capital and resales must be made either on the stock exchange, in a manner that treats all shareholders equally or in accordance with the rules that apply to preemptive rights relating to a capital increase.

Corporate Purpose of Our Company

Pursuant to Section 2 of the Articles of Association, our company’s corporate purpose is to engage, directly or indirectly, in the business of researching, developing, producing and selling electronic devices, electronic systems and software as well as providing corresponding services.

We are authorized to take all actions and measures which are directly or indirectly incidental to the accomplishment of our purposes. This includes the establishment of subsidiaries and branches in Germany and abroad, and the participation in other enterprises. We are authorized to buy or sell enterprises, combine them under single management and conclude enterprise agreements with such enterprises or restrict ourselves to managing our participation. We are also authorized to spin off operations, in whole or part, into affiliated enterprises.

Registration of Our Company with the Commercial Register

Infineon Technologies AG is a stock corporation (Aktiengesellschaft) organized under German law. It has been a publicly traded company since March 2000. It was established under the name Infineon Technologies AG on March 7, 1999. Our registered office is in Neubiberg, Germany. Our headquarters are located at Am Campeon 1-12, 85579 Neubiberg, Germany (telephone: +49-89-234-0). Our company was entered into the commercial register of Munich, Germany, as a stock corporation on July 14, 1999 under the number HRB 126492.

Our fiscal year runs from October 1 until September 30 of the following year.

As a German stock corporation, we are governed by German corporate law.

ADDITIONAL INFORMATION

Organizational Structure

Infineon Technologies AG is the parent company of the Infineon group, with subsidiaries incorporated in jurisdictions throughout Europe and Asia, as well as in the United States. Our most significant subsidiaries are set out below. Unless otherwise indicated, all of the subsidiaries in the Infineon group are directly or indirectly wholly owned by Infineon Technologies AG as of September 30, 2009.

Principal Subsidiaries as of September 30, 2009

Corporate name	Registered office	Principal activity

ALTIS Semiconductor S.N.C(1)	Essonnes, France	Production
Comneon GmbH	Nuremberg, Germany	Research and Development
Infineon Technologies Asia Pacific Pte. Ltd.	Singapore	Production, distribution
Infineon Technologies Austria AG	Villach, Austria	Production and development
Infineon Technologies Bipolar GmbH & Co. KG(2)	Warstein, Germany	Production and development
Infineon Technologies Center of Competence (Shanghai) Co. Ltd.	Shanghai, People’s Republic of China	Research and Development
Infineon Technologies China Co. Ltd.	Shanghai, People’s Republic of China	Holding
Infineon Technologies Dresden GmbH	Dresden, Germany	Production
Infineon Technologies Finance GmbH	Neubiberg, Germany	Financial services
Infineon Technologies France S.A.S.	Saint Denis, France	Distribution and development
Infineon Technologies Holding B.V.	Rotterdam, The Netherlands	Holding
Infineon Technologies Industrial Power, Inc.	Delaware, U.S.A.	Sales
Infineon Technologies Investment B.V.	Rotterdam, The Netherlands	Holding
Infineon Technologies Japan K.K.	Tokyo, Japan	Distribution
Infineon Technologies North America Corp.	Delaware, U.S.A.	Research, development and distribution
Infineon Technologies (Advanced Logic) Sdn. Bhd.	Malacca, Malaysia	Production
Infineon Technologies (Kulim) Sdn. Bhd.	Kulim, Malaysia	Production
Infineon Technologies (Malaysia) Sdn. Bhd.	Malacca, Malaysia	Production
Infineon Technologies (Wuxi) Co., Ltd.	Wuxi, People’s Republic of China	Production
Infineon Technologies (Xi’an) Co., Ltd.	Xi’an, People’s Republic of China	Research and Development

Notes

(1)	50 percent interest plus one share held by Infineon.

(2)	60 percent held by Infineon.

In addition, we currently hold a 77.5 percent interest in the memory products company Qimonda, which filed an application to commence insolvency proceedings on January 23, 2009. Formal insolvency proceedings were opened in the local registry court in Munich on April 1, 2009.

Dividend Policy

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent, Infineon Technologies AG, as determined in accordance with HGB, the German Commercial Code . All dividends must be approved by the shareholders. The ordinary shareholders meeting held in February 2009 did not authorize a dividend in respect of the 2008 financial year. No earnings are available for distribution as a dividend for the 2009 fiscal year, since Infineon Technologies AG on a stand-alone basis as the ultimate parent incurred a cumulative loss (Bilanzverlust) as of September 30, 2009. Subject to market conditions, we intend to retain future earnings for investment in the development and expansion of our business.

Significant Changes

Except as discussed elsewhere in this annual report on Form 20-F, no significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

Market Information

General

The principal trading market for our shares is the Frankfurt Stock Exchange, where our ordinary shares trade under the trading symbol IFX. Options on the shares trade on the German options exchange (Eurex Deutschland) and other exchanges. All of our shares are in registered form. ADSs, each representing one share, were listed on the New York Stock Exchange and traded under the symbol IFX until April 24, 2009, the date on which the voluntary delisting of our ADSs took effect. Our ADSs are currently traded through a “Level I” American depositary receipt facility on the OTCQX International over-the-counter market under the symbol IFNNY. The depositary for the ADSs is Deutsche Bank Trust Company Americas.

Trading on the Frankfurt Stock Exchange

Our shares have traded on the Frankfurt Stock Exchange since March 13, 2000. The table below sets forth, for the periods indicated, the high and low closing sales prices for our company’s shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra trading system(1):

	Price per share in Euro
	High	Low

Fiscal year ended September 30, 2005	8.05	5.75
Fiscal year ended September 30, 2006	8.90	6.80
Fiscal year ended September 30, 2007	12.02	8.28
Fiscal year ended September 30, 2008	10.69	3.27
Fiscal year ended September 30, 2009	4.00	0.35
October 2007 through December 2007	10.69	6.82
January 2008 through March 2008	7.27	3.65
April 2008 through June 2008	6.36	4.09
July 2008 through September 30, 2008	5.59	3.27
October 2008 through December 2008	3.68	0.58
January 2009 through March 2009	1.07	0.35
April 2009 through June 2009	2.42	0.76
July 2009 through September 30, 2009	4.00	2.17
June 2009	2.42	1.96
July 2009	3.13	2.17
August 2009	3.67	2.74
September 2009	4.00	3.46
October 2009	4.02	3.05
November 2009	3.50	3.06
December 2009(2)	3.31	3.29

(1)	On July 20, 2009, our shares began trading ex-rights, which rights related to the right to subscribe for shares in the rights offering we commenced on such date. The closing sales prices presented in this table are adjusted to reflect the price of our shares ex-rights.

(2)	Up to and including December 4, 2009.

On December 4, 2009, the closing sales price per share on the Frankfurt Stock Exchange, as reported by the Xetra trading system, was €3.31, equivalent to $4.97 per share (translated at the noon buying rate on November 30, 2009).

Trading on the New York Stock Exchange and OTCQX International

ADSs representing our shares traded on the New York Stock Exchange from March 13, 2000 until April 24, 2009, the date on which the voluntary delisting of our ADSs took effect and our ADSs started trading on the OTCQX International over-the-counter market under the symbol IFNNY. The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the New York Stock Exchange and OTCQX International, as applicable(1):

	Price per ADS in
	U.S. dollars
	High	Low

Fiscal year ended September 30, 2005	10.86	7.77
Fiscal year ended September 30, 2006	11.72	8.28
Fiscal year ended September 30, 2007	17.27	10.88
Fiscal year ended September 30, 2008	15.84	4.85
Fiscal year ended September 30, 2009	5.82	0.43
October 2007 through December 2007	15.84	10.44
January 2008 through March 2008	10.98	5.86
April 2008 through June 2008	10.13	6.66
July 2008 through September 30, 2008	8.31	4.85
October 2008 through December 2008	5.31	0.81
January 2009 through March 2009	1.49	0.43
April 2009 through June 2009	3.47	1.03
July 2009 through September 30, 2009	5.82	3.08
June 2009	3.47	2.77
July 2009	4.90	3.08
August 2009	5.22	3.90
September 2009	5.82	4.86
October 2009	5.95	4.38
November 2009	5.20	4.48
December 2009(2)	4.93	4.85

(1)	On July 20, 2009, our shares began trading ex-rights, which rights related to the right to subscribe for shares in the rights offering we commenced on such date. The closing sales prices presented in this table are adjusted to reflect the price of our ADSs’ ex-rights.

(2)	Up to and including December 4, 2009.

On December 4, 2009, the closing sales price per ADS on OTCQX International was $4.85.

Exchange Rates

Fluctuations in the exchange rate between the Euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of shares or ADSs on conversion of dividends, if any, paid in Euro on the shares and will affect the U.S. dollar price of the ADSs on OTCQX International. In addition, to enable you to ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below states the average exchange rates of U.S. dollars per Euro for the periods shown. The annual average exchange rate is computed by using the U.S. dollar/Euro exchange rate on the last business day of each month during the period indicated. For periods up to December 31, 2008, the exchange rate used is the Federal Reserve Bank of New York’s noon buying rate and, for periods after December 31, 2008, the exchange rate used is the Federal Reserve Board’s noon buying rate in New York.

Annual average exchange rates of the U.S. dollar per Euro

Fiscal year ended September 30,	Average

2005	1.2727
2006	1.2364
2007	1.3415
2008	1.5067
2009	1.3552

The table below shows the high and low Federal Reserve Board’s noon buying rates for Euro in U.S. dollars per Euro for each month from April 2009 through September 2009:

Recent high and low exchange rates of the U.S. dollar per Euro

	High	Low

April 2009	1.3458	1.2903
May 2009	1.4126	1.3267
June 2009	1.4270	1.3784
July 2009	1.4279	1.3852
August 2009	1.4416	1.4075
September 2009	1.4795	1.4235

The noon buying rate on September 30, 2009 was €1.00 = $1.4630, and on November 30, 2009 was €1.00 = $1.5022.

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

The Corporate Tax Reform Act of 2008 provides certain rules regarding the computation of profits, which shall broaden the tax base for corporate income tax and trade tax. Inter alia, the deductibility of interest expenses of the company (payable to shareholders or to third parties) may be limited to 30 percent of the company’s taxable income before interest, taxes, depreciation and amortization provided that the net interest expense of the company (interest payable less interest receivable) exceeds €1 million. Non-deductible interest can be carried forward.

Taxation of Dividends

Tax must be withheld at a rate of 25 percent plus solidarity surcharge of 5.5 percent (in total 26.375 percent) on dividends paid (if any).

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

Withholding Tax Refund for U.S. Shareholders

U.S. shareholders who are eligible for treaty benefits under the Treaty (as discussed below in “United States Taxation”) are entitled to claim a refund of the portion of the otherwise applicable 25 percent German withholding tax and 5.5 percent solidarity surcharge on dividends that exceeds the applicable Treaty rate (generally 15 percent).

For shares or ADSs kept in custody with the Depository Trust Company in New York or one of its participating banks, the German tax authorities use a collective procedure for the refund of German dividend withholding tax and solidarity surcharge thereon. Under this procedure, the Depository Trust Company may submit claims for refunds payable to U.S. shareholders under the Treaty collectively to the German tax authorities on behalf of these U.S. shareholders. The German Federal Tax Office will pay the refund amounts on a preliminary basis to the Depository Trust Company, which will redistribute these amounts to the U.S. shareholders according to the regulations governing the procedure. The Federal Tax Office may review whether the refund was made in accordance with the law within four years after making the payment to the Depository Trust Company. Details of this collective procedure are available from the Depository Trust Company. This procedure is currently permitted by German tax authorities but that permission may be revoked, or the procedure may be amended, at any time in the future.

Individual claims for refunds may be made on a special German form, which must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, D-53225 Bonn, Germany) within four years from the end of the calendar year in which the dividend is received. Copies of the required forms may be obtained from the German tax authorities at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, NW, Washington D.C. 20007-1998. As part of the individual refund claim, a U.S. shareholder must submit to the German tax authorities the original withholding certificate (or a certified copy thereof) issued by the paying agent documenting the tax withheld and an official certification of United States tax residency on IRS Form 6166. IRS Form 6166 generally may be obtained by filing a properly completed IRS Form 8802 with the Internal Revenue Service, P.O. Box 71052, Philadelphia, PA 19176-6052. Requests for certification must include the U.S. shareholder’s name, Social Security Number or Employer Identification Number, the type of U.S. tax return filed, the tax period for which the certification is requested and a user fee of $35. An online payment option is also available. The Internal Revenue Service will send the certification on IRS Form 6166 to the U.S. shareholder who then must submit the certification with the claim for refund.

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

If the shareholder is an individual, 100 percent of the capital gain realized will be taxable, but generally at a uniform tax rate of 25 percent plus solidarity surcharge of 5.5 percent (in total: 26.375 percent). If the shareholder is a corporation, effectively 5 percent of the capital gain will generally be taxable. However, most German tax treaties, including the Treaty, provide that Non-German shareholders who are beneficiaries under the respective treaty are generally not subject to German tax even under the circumstances described in the preceding paragraph.

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

Dividend income is generally taxed as ordinary income. However, a maximum United States federal income tax rate of 15 percent will apply to “qualified dividend income” received by individuals (as well as certain trusts and estates) in taxable years beginning before January 1, 2011, provided that certain holding period requirements are met. “Qualified dividend income” includes dividends paid on shares of United States corporations as well as dividends paid on shares of “qualified foreign corporations” if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the United States; or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (a “qualifying treaty”). We believe we are currently eligible for the benefits of the Treaty, and the IRS has determined that the Treaty is a qualifying treaty. Accordingly, we believe that dividends paid by us with respect to our shares and ADSs should constitute “qualified dividend income” for United States federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions applies.

Any foreign tax withheld from a distribution will generally be treated as a foreign income tax that you may elect to deduct in computing your United States federal taxable income or, subject to certain complex conditions and limitations which must be determined on an individual basis by each U.S. Holder, credit against your United States federal income tax liability. The limitations include, among others, rules that may limit foreign tax credits allowable with respect to specific categories of income to the United States federal income taxes otherwise payable with respect to each such category of income. Dividends paid by us generally will be foreign source income and will generally constitute “passive category income,” but could, in the case of certain U.S. Holders, constitute “general category income” for foreign tax credit purposes.

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

Exchange Controls and Limitations Affecting Shareholders

Germany does not currently restrict the movement of capital between Germany and other countries, except for prohibitions on the provision of financial aid or capital to certain individuals and in connection with banned weapons-related transactions to Belarus, Burma/Myanmar, Iran, Ivory Coast, Democratic Republic of the Congo, Lebanon, Liberia, Democratic People’s Republic of Korea, Somalia, Sudan, Uzbekistan and Zimbabwe. Germany also imposes certain restrictions on the movement of capital to Iraq, as well as the provision of financial aid or capital to the Taliban and Al Qaeda. Similar provisions have been imposed with regard to certain individuals in order to support the mandate of the International Criminal Tribunal for the Former Yugoslavia. Further information can be found in German at http://www.bundesbank.de/finanzsanktionen/finanzsanktionen.php.

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

Neither German law nor the Articles of Association restrict the right of non-resident or foreign owners of shares to hold or vote the shares.

Change of Control Provisions

Our guaranteed subordinated convertible notes due 2010 that were issued by our subsidiary Infineon Technologies Holding B.V. and our guaranteed subordinated convertible notes due 2014 that were issued by our subsidiary Infineon Technologies Holding B.V. (for further information see note 27 to our consolidated financial statements), each contain a change of control clause, which grants the note holders an early redemption option in the event of a change of control (as defined).

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

Documents on Display

Our company is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, we file reports and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549, and at the SEC’s regional offices in Chicago, Illinois and New York, NY. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants. Material filed by us with the SEC can also be inspected at the offices of Deutsche Bank as depositary for our ordinary shares, at 60 Wall Street, New York, NY 10005.

Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2009. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2009, our company’s disclosure controls and procedures were (1) designed to ensure that material information relating to our company, including its consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared, and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is also responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our chief executive and chief financial officers and effected by our board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, and includes those policies and procedures that:

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

Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control Integrated Framework. Based on our assessment, management concluded that, as of September 30, 2009, our internal control over financial reporting is effective based on those criteria.

The effectiveness of our internal control over financial reporting as of September 30, 2009, has been audited by our independent registered public accounting firm, KPMG AG Wirtschaftsprüfungsgesellschaft. Their report thereon appears on page F-2 of this Annual Report on Form 20-F.

Changes in Internal Controls Over Financial Reporting

No change in our internal control over financial reporting occurred during the fiscal year ended September 30, 2009, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Committee Financial Expert

Our Supervisory Board has determined that Mr. Kley and Dr. Luther are “audit committee financial experts”, as such term is defined by the regulations of the U.S. Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002, and are “independent”, as such term is defined in Rule 10A-3 under the Exchange Act.

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

Principal Accountant Fees and Services

Audit Fees. KPMG, our independent auditors, charged us an aggregate of €5.2 million in the 2008 fiscal year and €1.9 million in the 2009 fiscal year in connection with professional services rendered for the audit of our annual consolidated financial statements and of internal control over financial reporting and services normally provided by them in connection with statutory and regulatory filings or other compliance engagements. These services consisted of quarterly review engagements and the annual audit.

Audit-Related Fees. In addition to the amounts described above, KPMG charged us an aggregate of €1.3 million in the 2008 fiscal year and €1.8 million in the 2009 fiscal year for assurance and related services in connection with the performance of the audit of our annual consolidated financial statements. These services consisted of transaction and accounting advisory services, comfort letters, IT system audits and services related to the transition to IFRS.

Tax Fees. In addition to the amounts described above, KPMG charged us an aggregate of less than €0.1 million in the 2008 fiscal year and less than €0.1 million in the 2009 fiscal year for professional services related primarily to tax compliance.

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

Exemptions from the Listing Standards for Audit Committees

As permitted by the rules of the U.S. Securities and Exchange Commission, our audit committee includes one member who is a non-executive employee of our company and who is named to our Supervisory Board pursuant to the German law on employee co-determination. We believe that our reliance on this exemption from the listing standards for audit committees does not materially adversely affect the ability of our audit committee to act independently.

Material Contracts

This section provides a summary of material contracts not in the ordinary course of business to which we are a party and that have been entered into during the two immediately preceding fiscal years. Our joint venture and strategic alliance agreements set out in “Business — Strategic Alliances and Other Collaborations” contain additional information regarding our material contracts. In addition, please see “Related Party Transactions” for a summary of material contracts with certain of our related parties.

Real Estate Leasing Contract with MoTo Object CAMPEON GmbH & Co. KG

On December 23, 2003, we entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo south of Munich, Germany. The office complex, called Campeon, enables us to centralize the majority of our Munich-area employees in one central physical working environment. MoTo was responsible for the construction, which was completed in the second half of 2005. We have no obligations with respect to financing MoTo and have provided no guarantees related to the construction. We occupied Campeon under an operating lease arrangement in October 2005 and completed the gradual move of our employees to this new location in the 2006 fiscal year. The complex was leased for a period of 20 years. After year 15, we have a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, we placed a rental deposit of €75 million in escrow, which is included in restricted cash as part of the Other Financial Assets line item on our balance sheet as of September 30, 2009. Lease payments are subject to limited adjustment based on specified financial ratios related to us. The agreement was accounted for as an operating lease, in accordance with IAS 17 “Leases”, with monthly lease payments expensed on a straight-line basis over the lease term.

Backstop Arrangement

In connection with the rights offering launched on July 16, 2009 and completed in August 2009, we and a financial investor entered into an investment agreement on July 10, 2009 pursuant to which the financial investor agreed, subject to certain conditions, to subscribe for all unsubscribed shares in the capital increase. Upon completion of the capital increase, the financial investor acquired approximately 14 million new shares, representing approximately 1.3 percent of our total share capital. Under the investment agreement, if the financial investor acquired shares representing 25 percent or less of our outstanding share capital, we were required to pay the financial investor an amount equal to the sum of (i) €5.5 million plus (ii) an amount of €0.057 per share by which the number of shares acquired by the financial investor fell short of 25 percent plus one share of our outstanding share capital. Accordingly, we paid the financial investor approximately €20.2 million under the investment agreement. For more information regarding the investment agreement, please see “Description of the Offering — Backstop Arrangement” in the Registration Statement on Form F-3 filed by us with the U.S. Securities and Exchange Commission on July 16, 2009 (file no. 333-160601).

Divestiture of Wireline Communications Business

On July 7, 2009, we entered into an asset purchase agreement to sell our Wireline Communications business, which closed on November 6, 2009. See “ Business — Acquisitions, Dispositions and Discontinued Operations — Divestiture of the Wireline Communications Business.”

GLOSSARY

200-millimeter manufacturing, 300-millimeter manufacturing	The size refers to the diameter of the wafers being processed in a front-end fab.

2G	2G is short for second-generation wireless telephone technology. Subsequent to the first generation (analog), 2G digital signals offer improved overall sound quality and numerous data services. Second generation mobile communications in Europe is also referred to as GSM.

3G	See “UMTS”.

“x”-nanometer technology	The size refers to the structure size of the manufacturing process used in a front-end fab.

A-GPS	Assisted Global Positioning System. GPS uses a network of satellites to triangulate a receiver’s position and provide latitude and longitude coordinates. Assisted GPS, or A-GPS, is a technology that uses an assistance server to cut down the time needed to find the location.

AC/DC, DC/DC	Electrical current appears as alternating current (AC) or as direct current (DC). In alternating current the movement of electric charge periodically reverses direction, whereas in direct current the movement of electric charge is only in one direction. AC/DC refers to the conversion from alternating current to direct current. DC/DC refers to the change in voltage from one direct current to another one.

ADSL, ADSL2, ADSL2+	Asymmetric Digital Subscriber Line. A form of Digital Subscriber Line (see “xDSL”) in which the bandwidth available for downloading data is significantly larger than for uploading data. This technology is well suited for web browsing and client server applications as well as for emerging applications such as video on demand. There are different ADSL standards deployed differing in the downstream and upstream rates.

analog	A continuous representation of phenomena in terms of points along a scale, each point merging imperceptibly into the next. Analog signals vary continuously over a range of values. Real world phenomena, such as heat and pressure, are analog. See also “digital”.

ASIC	Application Specific Integrated Circuit. A logic or mixed-signal circuit designed for a specific use and for a specific customer.

ASSP	Application Specific Standard Product. A logic or mixed-signal circuit designed for a specific application market, and sold to more than one customer, and thus, standard.

Back-end	The packaging, assembly and testing stages of the semiconductor manufacturing process, which take place after electronic circuits are imprinted on silicon wafers in the front-end process.

Baseband IC	The baseband IC is an essential part of a cell phone. It includes a digital signal processor, a microcontroller, some on-chip memory, interfaces to several external devices, and mixed-signal functionality like a coder/decoder for speaker and microphone.

Bit	A unit of information; a computational quantity (binary pulse) that can take one of two values, such as true and false or 0 and 1; also the smallest unit of storage sufficient to hold one bit.

Broadband	Any network technology that combines and sorts multiple, independent network frequencies onto a single cable. Commonly used to refer to high-bandwidth copper or fiber cables with a bandwidth of 1 Mbit per second and above.

CAT-iq	Cordless Advanced Technology — internet and quality. CAT-iq was created by the DECT forum, and allows standard cordless DECT phones to be used for VoIP. It is a technology made to bring together broadband internet and telephony. This convergence is also part of the “fixed mobile convergence”.

Chip cards	Cards that contain an IC. Frequently used for telephone cards, debit cards, SIM cards, social cards, identification cards and Pay-TV cards.

CMOS	Complementary Metal Oxide Substrate technology. A process technology that uses complementary MOS transistors (NMOS and PMOS) to make a chip that will consume relatively low power and permit a high level of integration.

CO	Central Office. A common carrier switching office in which users’ lines terminate. The nerve center of a telephone system.

Contactless chip card	In contrast to contact-based chip cards, contactless chip cards communicate with the card reader through induction technology. Contactless cards require only close proximity to an antenna to complete a transaction.

CODEC	Coder/Decoder. Hardware used to code and decode digital signals.

CPE	Customer Premises Equipment. CPE is telephone or other service provider equipment that is located on the customer’s premises (physical location) rather than on the provider’s premises or in between.

DECT	Digital Enhanced Cordless Telecommunications. A standard used for pan-European digital cordless telephones.

digital	The representation of data by a series of bits or discrete values such as 0 and 1. See also “analog”.

Discrete semiconductors	Semiconductor devices that involve only a single device like a transistor or a diode.

DigRF	A digital interface intended for the cellular market. The DigRF standard specifies a digital serial interface between the RF transceiver and the baseband chip, which replaces the analog interface in previous generation mobile handset architectures.

DSL	See “xDSL”.

ECC	Error Correction code. An error-correcting code is an algorithm for expressing a sequence of numbers such that any errors which are introduced can be detected and corrected (within certain limitations) based on the remaining numbers. ECC is used in computer systems for data transfer between the CPU and the memory as well as in almost any kind of telecommunication systems.

Embedded DRAM, Embedded flash	A process technology that combines DRAM or flash, respectively, and logic functions on a single chip.

Ethernet	A protocol for high speed communications, principally used for LAN networks.

Fab	A semiconductor fabrication facility, in which the front-end manufacturing process takes place. (see also “Front-end”.)

FDD/TDD mode	Refers to the operating mode of wireless communications devices. Frequency-division duplexing (FDD) means that the transmitter and receiver operates at different carrier frequencies. Time-divison duplexing (TDD) is the application of time-division multiplexing to separate outward and return signals. TDD has a strong advantage in the case where the asymmetry of the uplink and downlink data speed is variable.

Flash memory	A type of non-volatile memory that can be erased and reprogrammed. See “NAND”.

FlexRay	FlexRay is a new automotive network communications protocol. It is positioned above CAN (controller area network) and MOST (media oriented systems transport) in terms of both performance and price.

Front-end	The wafer processing stage of the semiconductor manufacturing process, in which electronic circuits are imprinted onto raw silicon wafers. This is followed by the packaging, assembly and testing stages, which comprise the back-end process.

Foundry	A semiconductor manufacturer that makes chips for third parties.

Gigabit (Gbit)	Approximately one billion bits; precisely 2 to the power of 30 bits.

GPRS	General Packet Radio Services. A packet based wireless communication service that promises data rates from 56 up to 114 Kbps and continuous connection to the Internet for mobile phone and computer users. GPRS is based on GSM communication.

GSM	Global System for Mobile communication. A digital mobile telephone system that is the de facto wireless telephone standard in Europe and widely used in other parts of the world. GSM digitizes and compresses data, then sends it down a channel with two other streams of user data, each in its own time slot. It operates at either the 900 MHz or 1800 MHz frequency band.

HSDPA, HSUPA, HSPA, HSxPA	High-Speed Downlink Packet Access, High-Speed Uplink Packet Access. HSDPA and HSUPA are 3G (third generation) mobile telephony communications protocols in the High-Speed Packet Access (HSPA; sometimes referred to as HSxPA) family, which allows networks based on Universal Mobile Telecommunications System (see also “UMTS”) to have higher data transfer speeds and capacity. Current HSDPA deployments support down-link speeds of 1.8 Mbit/s, 3.6 Mbit/s, 7.2 Mbit/s and 14.4 Mbit/s. HSUPA deployments support up-link speeds of up to 5.76 Mbit/s.

IC	Integrated Circuit. A semiconductor device consisting of many interconnected transistors and other components like resistors, capacitors and diodes.

ISDN	Integrated Services Digital Network. A type of online connection that speeds up data transmission by handling information in a digital form.

Traditional modem communications translate a computer’s digital data into an analog wave form and send the signal, which then must be converted back to a digital signal. ISDN can be thought of as a direct digital connection.

ISO	International Standards Organization. The international organization responsible for developing and maintaining worldwide standards for manufacturing, environmental protection, computers, data communications, and many other fields.

LDMOS	Laterally Diffused MOS transistor. LDMOS transistors are widely used in RF/microwave power amplifiers for base-stations where the requirement is for high output power.

LTE	Long-term evolution (LTE) is the last step towards the 4th generation (4G) of radio technologies designed to increase the capacity and speed of mobile telephone networks.

MCU	Microcontroller Unit. An MCU is a single chip that contains a processor, RAM, ROM, clock and I/O control unit. Hundreds of millions of MCUs are used in myriad devices ranging from automobiles, to industrial applications and consumer electronics.

Megabit (Mbit)	Approximately one million bits; precisely 2 to the power of 20 bits.

Memory	Any device that can store data in machine-readable format.

Microcontroller	A microprocessor combined with memory and interfaces integrated on a single circuit and intended to operate as an embedded system.

Micron (m)	A metric unit of linear measure which equals one millionth of a meter. A human hair is about 100 microns in diameter. There are 1000 microns in 1 millimeter.

Mixed-signal IC	An integrated circuit that includes both analog and digital signal processing circuitry on a single semiconductor die. Typically, mixed-signal chips perform some whole function or sub-function in a larger assembly such as the radio subsystem of a cell phone. They often contain an entire system-on-a-chip.

MOSFET	Metal-Oxide-Substrate Field Effect Transistor. A traditional metal-oxide-substrate (MOS) structure is obtained by depositing a layer of silicon dioxide (SiO2; referred to as oxide) and a layer of metal (polycrystalline silicon is commonly used instead of metal) on top of the wafer base material (referred to as substrate). The MOSFET is a device used to amplify or switch electronic signals. It is by far the most common field-effect transistor in both digital and analog circuits.

NAND	NAND flash architecture is one of two flash technologies (the other being NOR) used in memory cards. It is also used in USB flash drives and MP3 players, and provides the image storage for digital cameras. NAND is best suited to flash devices requiring high capacity data storage.

Nanometer (nm)	A metric unit of linear measure which equals one billionth of a meter. There are 1000 nanometers in 1 micron.

Non-volatile memory	A memory storage device whose contents are preserved when its power is off. Most common types are NAND flash and NOR flash.

ODM	Original Device Manufacturer. A company which manufactures a product which ultimately will be branded by another firm for sale.

OHSAS	Occupational Health and Safety Assessment Series. The discipline concerned with protecting the safety, health and welfare of employees, organizations, and others affected by the work they undertake (such as customers, suppliers, and members of the public).

PBX	Private Branch eXchange. A telephone exchange that is owned by a private business, as opposed to one owned by a common carrier or by a telephone company.

PFC	Perfluorinated Compounds. Compounds derived from hydrocarbons by replacement of hydrogen atoms by fluorine atoms.

PHY	Physical Layer. A part of the electrical or mechanical interface to the physical medium. For example, the PHY determines how to put a stream of bits from the upper (data link) layer on to the pins for a parallel printer interface or network line card.

RAM	Random access memory. A type of data storage device for which the order of access to different locations does not affect the speed of access. This is in contrast to, for example, a magnetic disk or magnetic tape where it is much quicker to access data sequentially because accessing a non sequential location requires physical movement of the storage medium rather than electronic switching.

REACH	Registration, Evaluation and Authorization of Chemicals. A framework for regulation of chemicals in the European Union.

RF transceiver	Radio-frequency transceiver. Radio frequency radiation is a subset of electromagnetic radiation. A transceiver is a device that has both a transmitter and a receiver in a single package. In mobile telecommunications RF transceivers are used to handle electromagnetic waves with frequencies in the lower Gigahertz range.

RFID	Radio frequency identification. Systems that read or write data to RF tags that are present in a radio frequency field projected from RF reading/writing equipment. Data may be contained in one or more bits for the purpose of providing identification and other information relevant to the object to which the tag is attached. It incorporates the use of electromagnetic or electrostatic coupling in the radio frequency portion of the spectrum to communicate to or from a tag through a variety of modulation schemes.

Semiconductor	Generic name for devices, such as transistors and integrated circuits, that control the flow of electrical signals. More generally a material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern. The most common semiconductor material for use in integrated circuits is silicon.

Silicon	A type of semiconducting material used to make a wafer. Silicon is the most widely used semiconductor material in the semiconductor industry (other than Germanium) as a base material.

SIM card	Subscriber identification module card. Used in mobile handsets for subscriber authentication.

SLIC	Subscriber line interface circuit. A circuit in a telephone company switch to which a customer’s telephone line is connected.

SoC	System-on-a-chip. The packaging of all the necessary electronic circuit and parts for a “system” (such as a cell phone or digital camera) on a single IC.

SRAM	Static RAM. A type of memory that is more expensive and much faster than DRAM but has much lower power consumption than DRAM. SRAM are used in cell phones because of low power consumption and in PCs as a fast first-level memory buffer.

Structure size	A measurement (generally in micron or nanometer) of the width of the smallest patterned feature on a semiconductor chip.

T/E	T1/E1, T3/E3. A data transmission technology based on copper wires. Various speed classes are available: T1: 1,544 Mbit/s; E1: 2,048 Mbit/s; T3: 44,736 Mbit/s; E3: 34,368 Mbit/s. The T standards are prevalent in NAFTA. The E standards are European standards.

Telematics	The combination of telecommunications and data processing.

UMTS	Universal Mobile Telecommunications Service. A so-called “third-generation (3G),” broadband, packet based transmission of text, digitized voice, video, and multimedia at data rates up to two megabits per second (Mbps), that is based on the GSM communication standard. UMTS aims to offer a consistent set of services to mobile computer and phone users no matter where they are located in the world.

VDSL	Very high bit-rate Digital Subscriber Line. A form of digital subscriber line similar to ADSL but providing higher speeds at reduced distances. See also “xDSL”.

VoIP	Voice Over Internet Protocol. The routing of voice conversations over the Internet or any other IP-based network.

Wafer	A disk made of a semiconducting material such as silicon, currently usually either 150-millimeters or 200-millimeters or 300-millimeters in diameter, used to form the substrate of a chip. A finished wafer may contain several thousand chips.

WDCT	Worldwide Digital Cordless Telecommunications.

WSTS	World Semiconductor Trade Statistics (WSTS) is a non-profit mutual benefit corporation which provides services for the world semiconductor industry including management of the collection and publication of trade net shipments and semiconductor industry forecasts.

xDSL	Digital Subscriber Line (where “x” represents the type of technology, e.g. ADSL, VDSL, SHDSL). A family of digital telecommunications protocols designed to allow high speed data communication over existing copper telephone lines between end-users and the telephone company. See also “ADSL” and “VDSL”.

Yield	When used in connection with manufacturing, the ratio of the number of usable products to the total number of produced products.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Prepared in accordance with IFRS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board of Infineon Technologies AG:

We have audited the accompanying consolidated balance sheets of Infineon Technologies AG and subsidiaries (the Company) as of September 30, 2009 and 2008, and the related consolidated statements of operations, income and expense recognized in equity, and cash flows for each of the years in the three-year period ended September 30, 2009. We also have audited the Company’s internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2009, in conformity with IFRS as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control — Integrated Framework issued by COSO.

Munich, Germany
November 11, 2009

KPMG AG
Wirtschaftsprüfungsgesellschaft

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Operations
For the years ended September 30, 2007, 2008 and 2009
(in millions, except for per share data)

		September 30,	September 30,	September 30,	September 30,
	Notes	2007	2008	2009	2009
		(€ millions)	(€ millions)	(€ millions)	($ millions)
Revenue		3,660	3,903	3,027	4,428
Cost of goods sold		(2,469)	(2,581)	(2,368)	(3,464)

Gross profit		1,191	1,322	659	964

Research and development expenses		(621)	(606)	(468)	(685)
Selling, general and administrative expenses		(449)	(517)	(392)	(573)
Other operating income	8	37	120	29	42
Other operating expense	8	(57)	(365)	(48)	(70)

Operating income (loss)		101	(46)	(220)	(322)

Financial income	9	107	58	101	148
Financial expense	10	(242)	(181)	(156)	(228)
Income from investments accounted for using the equity method	19	1	4	7	10

Loss from continuing operations before income taxes		(33)	(165)	(268)	(392)

Income tax benefit (expense)	11	2	(39)	(5)	(7)

Loss from continuing operations		(31)	(204)	(273)	(399)

Loss from discontinued operations, net of income taxes	5	(339)	(3,543)	(398)	(583)

Net loss		(370)	(3,747)	(671)	(982)

Attributable to:
Minority interests		(23)	(812)	(48)	(70)
Shareholders of Infineon Technologies AG		(347)	(2,935)	(623)	(912)

Basic and diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro):
Basic and diluted loss per share from continuing operations	12	(0.06)	(0.23)	(0.32)	(0.47)
Basic and diluted loss per share from discontinued operations	12	(0.37)	(3.38)	(0.41)	(0.60)

Basic and diluted loss per share	12	(0.43)	(3.61)	(0.73)	(1.07)

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Balance Sheets
September 30, 2008 and 2009

		September 30,	September 30,	September 30,
	Notes	2008	2009	2009
		(€ millions)	(€ millions)	($ millions)
Assets:
Current assets:
Cash and cash equivalents		749	1,414	2,069
Available-for-sale financial assets	13	134	93	136
Trade and other receivables	14	799	514	752
Inventories	15	665	460	673
Income tax receivable		29	11	16
Other current financial assets	16	19	26	38
Other current assets	17	124	114	167
Assets classified as held for disposal	5	2,129	112	163

Total current assets		4,648	2,744	4,014

Property, plant and equipment	18	1,310	928	1,358
Goodwill and other intangible assets	22	443	369	540
Investments accounted for using the equity method	19	20	27	40
Deferred tax assets	11	400	396	579
Other financial assets	20	144	124	181
Other assets	21	17	18	27

Total assets		6,982	4,606	6,739

Liabilities and equity:
Current liabilities:
Short-term debt and current maturities of long-term debt	27	207	521	762
Trade and other payables	23	506	393	575
Current provisions	24	424	436	638
Income tax payable		87	102	149
Other current financial liabilities	25	63	50	73
Other current liabilities	26	263	147	215
Liabilities associated with assets classified as held for disposal	5	2,123	9	14

Total current liabilities		3,673	1,658	2,426

Long-term debt	27	963	329	481
Pension plans and similar commitments	35	43	94	139
Deferred tax liabilities	11	19	13	19
Long-term provisions	24	27	89	130
Other financial liabilities	28	20	5	6
Other liabilities	29	76	85	125

Total liabilities		4,821	2,273	3,326

Equity:
Shareholders’ equity:	30
Ordinary share capital		1,499	2,173	3,179
Additional paid-in capital		6,008	6,048	8,848
Accumulated deficit		(5,252)	(5,940)	(8,690)
Other components of equity		(164)	(8)	(12)

Total equity attributable to shareholders of Infineon Technologies AG		2,091	2,273	3,325

Minority interests		70	60	88

Total equity		2,161	2,333	3,413

Total liabilities and equity		6,982	4,606	6,739

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Income and Expense recognized in Equity
For the years ended September 30, 2007, 2008 and 2009

	September 30,	September 30,	September 30,	September 30,
	2007	2008	2009	2009
	(€ millions)	(€ millions)	(€ millions)	($ millions)
Net loss	(370)	(3,747)	(671)	(982)

Currency translation effects	(124)	(47)	185	271
Actuarial gains (losses) on pension plans and similar commitments	116	12	(66)	(97)
Net change in fair value of available-for-sale financial assets	(11)	5	4	6
Net change in fair value of cash flow hedges	2	(2)	8	12

Net income (loss) recognized directly in equity, net of tax	(17)	(32)	131	192

Total income and expense recognized in equity	(387)	(3,779)	(540)	(790)

Attributable to:
Minority interests	(40)	(820)	(8)	(12)
Shareholders of Infineon Technologies AG	(347)	(2,959)	(532)	(778)

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended September 30, 2007, 2008 and 2009

	September 30,	September 30,	September 30,	September 30,
	2007	2008	2009	2009
	(€ millions)	(€ millions)	(€ millions)	($ millions)
Net loss	(370)	(3,747)	(671)	(982)
Less: net loss from discontinued operations, net of income taxes	339	3,543	398	583

Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Net cash provided by (used in) operating activities
Depreciation and amortization	616	552	513	751
Provision for (recovery of) doubtful accounts	(13)	3	(2)	(3)
Losses (gains) on sales of current available-for-sale financial assets	(7)	1	3	4
Losses (gains) on sales of businesses and interests in subsidiaries	(19)	(80)	16	23
Losses (gains) on disposals of property, plant, and equipment	(8)	10	1	1
Income from investments accounted for using the equity method	—	(4)	(7)	(10)
Impairment charges	42	137	3	4
Stock-based compensation	12	5	2	3
Deferred income taxes	(30)	19	(6)	(9)
Changes in operating assets and liabilities:
Trade and other receivables	(42)	31	137	201
Inventories	(69)	(48)	152	222
Other current assets	(64)	(12)	(23)	(34)
Trade and other payables	(99)	(71)	(104)	(152)
Provisions	23	53	(111)	(162)
Other current liabilities	57	99	(44)	(64)
Other assets and liabilities	7	88	23	34
Interest received	39	39	21	31
Interest paid	(93)	(62)	(49)	(72)
Income tax received (paid)	(80)	(16)	16	23

Net cash provided by operating activities from continuing operations	241	540	268	392

Net cash provided by (used in) operating activities from discontinued operations	1,010	(624)	(380)	(556)

Net cash provided by (used in) operating activities	1,251	(84)	(112)	(164)

Cash flows from investing activities:
Purchases of available-for-sale financial assets	(75)	(574)	(31)	(45)
Proceeds from sales of available-for-sale financial assets	341	601	64	94
Proceeds from sales of businesses and interests in subsidiaries	243	121	4	6
Business acquisitions, net of cash acquired		(353)		—
Purchases of intangible assets, and other assets	(34)	(149)	(51)	(75)
Purchases of property, plant and equipment	(492)	(308)	(103)	(151)
Proceeds from sales of property, plant and equipment, and other assets	25	10	103	151

Net cash provided by (used in) investing activities from continuing operations	8	(652)	(14)	(20)

Net cash provided by (used in) investing activities from discontinued operations	(925)	(10)	27	39

Net cash provided by (used in) investing activities	(917)	(662)	13	19

Cash flows from financing activities:
Net change in short-term debt	—	(68)	—	—
Net change in related party financial receivables and payables	347	(5)	(1)	(2)
Proceeds from issuance of long-term debt	245	149	182	266
Principal repayments of long-term debt	(744)	(226)	(455)	(666)
Change in restricted cash	1	—	(7)	(10)
Proceeds from issuance of ordinary shares	23	—	680	995
Dividend payments to minority interests	(71)	(80)	(3)	(4)
Capital contribution	(15)	—	(5)	(7)

Net cash provided by (used in) financing activities from continuing operations	(214)	(230)	391	572

Net cash provided by (used in) financing activities from discontinued operations	(311)	343	(40)	(58)

Net cash provided by (used in) financing activities	(525)	113	351	514

Net increase (decrease) in cash and cash equivalents	(191)	(633)	252	369
Effect of foreign exchange rate changes on cash and cash equivalents	(40)	(6)	(8)	(12)
Cash and cash equivalents at beginning of period	2,040	1,809	1,170	1,712
Cash and cash equivalents at end of period	1,809	1,170	1,414	2,069
Less: Cash and cash equivalents at end of period classified as held for disposal	736	421	—	—

Cash and cash equivalents at end of period	1,073	749	1,414	2,069

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
Consolidated Changes in Equity
For the years ended September 30, 2007, 2008 and 2009
(in millions of euro, except for share data)

					Foreign	Unrealized	Unrealized	Total Equity
	Issued		Additional		Currency	Gain (Loss)	Gain (Loss) on	Attributable to
	Ordinary shares		paid-in	Accumulated	Translation	on	Cash Flow	Shareholders	Minority	Total
	Shares	Amount	Capital	Deficit	Adjustment	Securities	Hedge	of Infineon AG	Interests	Equity

Balance as of October 1, 2006	747,609,294	1,495	5,947	(2,095)	—	5	(20)	5,332	764	6,096

Total income and expense recognized in equity	—	—	—	(233)	(106)	(11)	3	(347)	(40)	(387)

Issuance of ordinary shares:

Exercise of stock options	2,119,341	4	15	—	—	—	—	19	—	19

Share-based compensation	—	—	17	—	—	—	—	17	—	17

Deferred compensation, net	—	—	4	—	—	—	—	4	—	4

Other changes in equity	—	—	19	—	—	—	—	19	236	255

Balance as of September 30, 2007	749,728,635	1,499	6,002	(2,328)	(106)	(6)	(17)	5,044	960	6,004

Total income and expense recognized in equity	—	—	—	(2,924)	(36)	3	(2)	(2,959)	(820)	(3,779)

Issuance of ordinary shares:

Exercise of stock options	13,450	—	—	—	—	—	—	—	—	—

Share-based compensation	—		8					8	—	8

Other changes in equity	—	—	(2)	—	—	—	—	(2)	(70)	(72)

Balance as of September 30, 2008	749,742,085	1,499	6,008	(5,252)	(142)	(3)	(19)	2,091	70	2,161

Total income and expense recognized in equity				(688)	145	4	7	(532)	(8)	(540)

Issuance of ordinary shares:

Proceeds from public offering	337,000,000	674	6	—	—	—	—	680	—	680

Share-based compensation	—	—	3	—	—	—	—	3	—	3

Other changes in equity	—	—	31	—	—	—	—	31	(2)	29

Balance as of September 30, 2009	1,086,742,085	2,173	6,048	(5,940)	3	1	(12)	2,273	60	2,333

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

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and related interpretations effective as of September 30, 2009 as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements include all information required by IFRS, as adopted by the European Union (“EU”), as well as the requirements as set forth in section 315a paragraph 1 of the German Commercial Code (“Handelsgesetzbuch” or “HGB”). The fiscal year-end for the Company is September 30.

All standards and interpretations issued by the IASB and applied by the Company in preparing its consolidated financial statements have been adopted for use in the EU as of the date of application. These consolidated financial statements also comply with IFRS as published by the IASB. For preparation of the consolidated financial statements there are no differences between IFRS as adopted by the EU and IFRS as published by the IASB. IFRS as endorsed by the EU and IFRS as published by the IASB are referred to, collectively, as IFRS in these consolidated financial statements.

The Management Board of the Company approved the consolidated financial statements of the Company on November 9, 2009, for submission to the Company’s Supervisory Board.

All amounts herein are shown in Euro (or “€”) except where otherwise stated. Negative amounts are presented in parentheses. The accompanying consolidated balance sheet as of September 30, 2009, and the consolidated statements of operations and cash flows for the year then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.4630, the Federal Reserve noon buying rate on September 30, 2009. The U.S. dollar convenience translation amounts have not been audited.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the accompanying consolidated financial statements.

Basis of Consolidation

The Infineon group, including entities held for disposal, consists of the following numbers of entities:

		Investments
		accounted for
	Consolidated	using the
	entities	equity method	Total

September 30, 2008	73	9	82
Additions	—	—	—
Disposals	(33)	(5)	(38)

September 30, 2009	40	4	44

The disposal of 33 consolidated entities during the 2009 fiscal year primarily reflected the deconsolidation of Qimonda (see note 5).

Consolidated Subsidiaries

The accompanying consolidated financial statements include the accounts of Infineon Technologies AG and its subsidiaries that are directly or indirectly controlled on a consolidated basis. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities and is generally conveyed by ownership of the majority of voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Additionally, the Company consolidates special purpose entities (“SPEs”) pursuant to the Standing Interpretations Committee (“SIC”) Interpretation SIC-12 “Consolidation — Special Purpose Entities” where the substance of the relationship indicates that the Company controls the SPE.

The effects of all significant intercompany transactions are eliminated.

The Company deconsolidates a subsidiary when it loses the right to control the financial and operating policies of such entity and no longer benefits from such entity’s activities, e.g., through a sale of all or a portion of the shares of a subsidiary. Furthermore, the Company could lose control of an entity that is subject to insolvency proceedings.

Equity Method Investments

The Company uses the equity method to account for its investment in Associated Companies and Joint Ventures (as defined below) (collectively, “Equity Method Investments”; see note 19):

(a)	Associated Companies

An “Associated Company” is an entity in which the Company has significant influence, but not a controlling interest, over the operating and financial management policy decisions of the entity. Associated Companies are accounted for using the equity method. Significant influence is generally presumed when the Company holds between 20 percent and 50 percent of the voting rights.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

(b)	Joint Ventures

A “Joint Venture” is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Interests in jointly controlled entities are accounted for using the equity method.

Under the equity method of accounting, the Company’s investments in Associated Companies and Joint Ventures are initially recorded at cost, and subsequently increased (or decreased) to reflect both the Company’s pro-rata share of the post-acquisition net income (loss) of the Equity Method Investment and other movements included directly in the Equity Method Investment’s equity. Goodwill arising from the acquisition of an Equity Method Investment is included in its carrying value (net of any accumulated impairment loss). Equity method losses in excess of the Company’s carrying value of the investment in the entity are charged against other assets held by the Company related to the investee. If those assets are written down to zero, a determination is made whether to report additional losses based on the Company’s obligation to fund such losses.

The effects of all significant transactions between the Company and its Equity Method Investments are eliminated to the extent of the Company’s interest in the Equity Method Investments.

When Equity Method Investments’ fiscal year-ends differ by not more than three months from the Company’s fiscal year-end, the Company’s share of the profit or loss of the Equity Method Investment is recorded on a lag.

Gains or losses arising from the issuances of shares by Equity Method Investments, due to changes in the Company’s proportionate share of the value of the issuer’s equity, are recognized in profit and loss.

Other equity investments, in which the Company has an ownership interest of less than 20 percent, are recorded at cost if a fair value cannot be reliably measured.

Reporting and Foreign Currency

The currency of the primary economic environment in which the Company operates, that is its functional currency, is the Euro. The accompanying consolidated financial statements are presented in Euro, which is the Company’s reporting currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations.

The assets and liabilities of foreign subsidiaries with functional currencies other than the Euro are translated using period-end exchange rates. The revenues and expenses of such subsidiaries are translated using average exchange rates during the period in cases where exchange rates do not fluctuate significantly. Exchange differences arising from the translation of assets and liabilities in comparison with the translations reported in the previous periods are included in income and expense recognized in equity and reported as a separate component of equity.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The exchange rates of the primary currencies (€1.00 quoted into currencies specified below) used in the preparation of the accompanying consolidated financial statements are as follows:

			Annual average
	Exchange rate		exchange rate
	September 29,	September 30,
Currency:	2008	2009	2008	2009

U.S. dollar	1.4349	1.4549	1.5052	1.3593
Japanese yen	152.3000	130.9100	161.6773	128.8580

Segment Reporting

IFRS 8, “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity for which separate financial information is available that is evaluated regularly by the entity’s Chief Operating Decision Maker (“CODM”) in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as it is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments. Each of the segments has a segment manager reporting directly to the Company’s Management Board, who has been identified as the relevant CODM.

Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s activities.

Revenue

The Company generates revenues from the sale of its semiconductor products and systems solutions. The Company’s semiconductor products include a wide array of chips and components used in electronic applications ranging from wireless communication systems, to chip cards, automotive electronics, and industrial applications. In addition, the Company generates a small portion of its revenues from granting licenses for its intellectual property to third parties. Infineon generates an insignificant amount of its revenue from development or product enhancement arrangements and services.

Revenues from products sold are recognized in accordance with IAS 18, “Revenue”, when the conditions for revenue recognition are met, which in particular require that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured.

The Company recognizes revenue on sales to distributors using the “sell in” method (i.e. when product is sold to the distributor) rather than the “sell through” method (i.e. when the product is sold by the distributor to the end user). In accordance with established business practice in the semiconductor industry, distributors can apply for price protection. Under price protection, a credit may be provided to the distributor if the Company lowers its price on products held in the distributor’s inventory. In addition, a distributor can apply for a ship & debit credit when the distributor wishes to reduce the sales price to an end customer on a specific sales transaction. The authorization of the distributor’s refund remains fully within the control of the Company. The Company calculates the provision for price protection in the same period the related revenue is recorded based on historical price trends and sales rebates, analysis of credit memo data, specific information contained in the price protection agreement, and other factors known at the time. The historical price trend is determined based on the difference between the invoiced price and the

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

standard list price to the distributor. The outstanding inventory period, the visibility into the standard inventory pricing for standard products, and the long distributor pricing history enables the Company to reliably estimate price protection provisions. The Company monitors potential price adjustments on an ongoing basis.

In addition, distributors can, in certain cases, also apply for stock rotation and scrap allowances. Allowances for stock rotation returns are accrued based on expected stock rotation as per the contractual agreement. Distributor scrap allowances are accrued based on the contractual agreement and, upon authorization of the claim, reimbursed up to a certain maximum of the average inventory value. Historically, actual returns under such return provisions have been insignificant. The Company monitors such product returns on an ongoing basis.

In some cases, rebate programs are offered to specific customers or distributors whereby the customer or distributor may apply for a rebate upon achievement of a defined sales volume. Distributors are also partially compensated for commonly defined cooperative advertising on a case-by-case basis.

Other returns are permitted only for quality-related reasons in the normal course of business within the applicable warranty period. These warranties represent guarantees made by Infineon that the products sold will perform as specified. The Company records a provision for warranty costs as a charge to cost of sales, based on historical experience and any other warranty costs that are known.

License Income

License income is recognized when earned and realizable (see note 6). Lump sum payments received are generally non-refundable and are deferred where applicable and recognized over the period in which the Company is obliged to provide additional service.

In accordance with IAS 18, revenues from contracts with multiple elements are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. Arrangements with multiple elements are infrequent and related revenues are insignificant.

Royalties are recognized as earned.

Research and Development Costs

Costs of research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred.

Costs for development activities, the results of which are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends, and has sufficient resources, to complete development and use or sell the asset. The costs capitalized include the cost of materials, direct labor and directly attributable general overhead expenditure that serves to prepare the asset for use. Such capitalized costs are presented as internally generated intangible assets within goodwill and other intangible assets (see note 22). Development costs which do not fulfill the criteria for capitalization are expensed as incurred. Capitalized development costs are stated at cost less accumulated amortization and, if applicable, impairment charges. Internally generated intangible assets are amortized as part of cost of sales over a period of three to five years.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Grants

Grants for capital expenditures include both tax-free government grants and taxable grants for investments in property, plant and equipment. The recognition of the grant starts when it is reasonably assured that the Company will comply with the conditions attached to the grant and when it is reasonably assured that the grant will be received. Tax-free government grants are deferred and recognized over the remaining useful life of the related asset. Taxable grants are deducted from the acquisition costs of the related asset and thereby reduce depreciation expense in future periods. Grants that are related to expenditures included in profit or loss are presented as a reduction of the related expense in the consolidated statements of operations (see note 7).

Share-based Compensation

The Company has equity-settled share-based compensation plans.

The fair value of the employee services received in exchange for share option awards is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share option awards granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of share option awards that are expected to vest. At each balance sheet date, the Company revises its estimate of the number of share option awards that are expected to vest. The Company recognizes the impact of the revision to original estimates in the consolidated statement of operations, with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to ordinary share capital and additional paid-in capital when the share options are exercised.

Financial Instruments

According to IAS 32, “Financial Instruments: Presentation”, a financial instrument is defined as any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial instruments are initially recognized at fair value. Transaction costs directly attributable to the acquisition or issuance of financial instruments are only recognized in determining the carrying amount if the financial instruments are not measured at fair value through profit or loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when they are extinguished, that is when the obligation specified in the respective contract is discharged, cancelled, or expires.

Financial Assets

The Company classifies financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets at fair value through profit or loss are financial assets held for trading or designated upon initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. The Company’s loans

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

and receivables comprise cash and cash equivalents and trade and other receivables in the consolidated balance sheet. Loans and receivables are carried at amortized cost using the effective interest method.

Cash and cash equivalents represent cash, deposits and liquid short-term investments with original maturities of three months or less.

Trade and other receivables are measured at fair value at initial recognition. Trade and other receivables are subject to impairment testing. They are considered impaired when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

Available-for-sale financial assets are non-derivative financial instruments that are designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. The Company’s available-for-sale financial assets comprise mainly marketable securities.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value.

Gains or losses arising from changes in the fair value of available-for-sale financial assets are recognized directly in equity with the exception of impairment losses, which are recognized in profit or loss. When financial assets classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in profit or loss.

The Company assesses declines in fair value at each balance sheet date to determine whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of available-for-sale financial assets, a significant or prolonged decline in the fair value of the financial asset below its cost is considered as an indicator that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss that had been recognized directly in equity — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from equity and recognized in profit or loss.

Regular purchases and sales of financial assets are recognized on the settlement date. The settlement date is the date that an asset is delivered to or by the Company.

Financial Liabilities

Generally, the Company classifies its financial liabilities into two categories: at fair value through profit and loss and other financial liabilities.

Financial liabilities at fair value through profit or loss are financial liabilities held for trading or designated upon initial recognition. The Company’s only financial liabilities that are measured at fair value through profit or loss are derivative financial instruments with a negative fair value as of the balance sheet date.

All other financial liabilities, including trade and other payables and debt instruments, are measured at amortized cost using the effective interest method.

Derivative financial instruments

The Company operates internationally, giving rise to exposure to changes in foreign currency exchange rates. The Company uses financial instruments, including derivatives such as foreign currency forward and option contracts as well as interest rate swap agreements, to reduce this risk based on the net exposure to the respective currency.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Derivative financial instruments are categorized as held for trading and measured at fair value unless they are designated as hedges. The Company designates certain derivative financial instruments as hedges of a foreign currency risk associated with highly probable forecast transactions (cash flow hedges).

Derivative financial instruments are recorded at their fair value and included in other current financial assets or other current financial liabilities. Changes in fair value of undesignated derivative financial instruments that relate to operations are recorded as part of cost of sales, while undesignated derivative financial instruments relating to financing activities are recorded in financial income or financial expense.

The effective portion of changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Amounts accumulated in equity are recycled in profit or loss in the periods when the hedged item affects profit or loss (that is when the forecasted transaction that is hedged takes place).

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to profit or loss.

Inventories

Inventories are valued at the lower of acquisition or production cost or net realizable value. Cost being determined on the basis of an average cost method. Production cost consists of purchased component costs and manufacturing costs, which comprise direct material and labor and applicable manufacturing overheads, including depreciation charges. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and estimated costs necessary to make the sale.

Current and Deferred Income Taxes

The current income tax charge is calculated on the basis of the tax laws enacted at the balance sheet date in the countries in which the Company operates and generates taxable income.

Deferred taxes are determined in accordance with IAS 12, “Income Taxes”, according to which future tax benefits and liabilities are recognized for temporary differences between the carrying amounts of assets or liabilities in the consolidated financial statements and their tax base. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax assets and liabilities are measured using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Anticipated tax savings from the use of tax loss carry-forwards expected to be recoverable in future periods are capitalized. Deferred tax assets in respect of deductible temporary differences and tax loss carry-forwards exceeding the deferred tax liabilities in respect of taxable temporary differences are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Deferred tax assets and liabilities are not discounted.

Deferred tax assets and deferred tax liabilities are netted if these income tax assets and liabilities concern the same tax authority and refer to the same tax subject or a group of different tax subjects that are jointly assessed for income tax purposes.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Discontinued Operations

Discontinued operations are reported when a component of an entity either has been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale. Discontinued operations are presented in separate lines in the accompanying consolidated statements of operations and consolidated statements of cash flows. These statements have been recast for prior periods so that the disclosures relate to all operations that have been classified as discontinued operations as of September 30, 2009.

Assets classified as held for disposal and liabilities associated with assets classified as held for disposal

Assets classified as held for sale comprise noncurrent assets and disposal groups (net of any related liabilities), the carrying amounts of which will be realized primarily by way of a highly probable divestment transaction within the next twelve months or an already executed divestment transaction, and not through continued use. Such assets are recognized at the balance sheet date at the lower of the carrying amount and the fair value less costs to sell.

Property, Plant and Equipment

Property, plant and equipment are valued at cost less accumulated depreciation and impairment. Spare parts, maintenance and repairs are expensed as incurred. Construction in progress includes advance payments for construction of fixed assets. Land and construction in progress are not depreciated. The cost of construction of certain long-term assets includes capitalized interest, which is amortized over the estimated useful life of the related asset. No interest was capitalized in the fiscal years ended September 30, 2007, 2008 and 2009. The estimated useful lives of assets are as follows:

Years

Buildings	10-25
Technical equipment and machinery	3-10
Other plant and office equipment	1-10

Leases

The Company is a lessee of property, plant and equipment. All leases where the Company is lessee that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as finance leases pursuant to IAS 17, “Leases”. All other leases are accounted for as operating leases.

Recoverability of Non-Financial Assets

Goodwill and Other Intangible Assets

Goodwill is the excess of the cost of a business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree at the date of acquisition. Goodwill arising from acquisitions of subsidiaries is included in goodwill and other intangible assets in the accompanying consolidated balance sheets. Goodwill arising from acquisitions of Associated Companies is included in investments accounted for using the equity method and is tested for impairment as part of the overall balance. Intangible assets acquired in a business combination are recognized and reported apart from goodwill.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Goodwill is not amortized, but instead tested for impairment annually in the fourth quarter of the fiscal year as well as whenever there are events or changes in circumstances (“triggering events”) which suggest that the carrying amount may not be recoverable. Goodwill is carried at cost less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to the cash-generating units (“CGU”) that are expected to benefit from the synergies of the combination. Infineon’s CGUs represent the lowest level at which the goodwill is monitored for internal management purposes. This level is beneath the segment level and represents the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups thereof. If the carrying amount of the CGU including allocated goodwill exceeds its recoverable amount, the allocated goodwill must be reduced accordingly. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. An impairment loss recognized for goodwill is not reversed in a subsequent period. The determination of fair value of the CGUs requires considerable judgment by management.

The Company determines the recoverable amount of a CGU based on discounted cash flow calculations. The Company believes that this is the most meaningful method, in order to reflect the cyclicality of the industry and to determine the recoverable amount of the CGUs. The material assumptions underlying the Company’s discounted cash flow model for all of Infineon’s CGUs include the weighted average cost of capital (“WACC”) as well as the terminal growth rate of the CGUs. The calculation of the discount rate is based on a market participant’s view of the asset or CGU. In accordance with IAS 36, the Company determines the appropriate WACC for the CGUs based on market information, including Infineon’s peer group’s beta factors and leverage, and other market borrowing rates. The terminal value growth rate is based on available market studies from market research institutes.

The assumptions used in fiscal years 2008 and 2009 reflected market-driven changes but did not differ significantly.

Cash flows for the determination of the recoverable amount of the CGUs were projected based on past experience, actual operating results, and the 3 to 5-year business plan in both 2008 and 2009. The business plan is calculated bottom up by using certain central assumptions.

Certain cash flow parameters (depreciation/amortization, tax, capital expenditures, change in working capital) are calculated based on defined parameters. Cash flows for periods beyond the planning periods are calculated using a terminal value. The terminal growth rate does not exceed the long-term average growth rate for the industry.

The Company used different discount rates for different CGUs due to different risk profiles of its CGUs. In the 2009 fiscal year, discount rates of 8.6 percent and 9.6 percent were applied in determining the recoverable amount of the cash generating units. The discount rate was calculated based on the Company’s weighted average cost of capital.

In addition, the individual impairment tests include sensitivity analyses taking into account the WACC, the terminal value growth rate as well as changes in the expected cash flows. As part of the sensitivity analysis for each impairment test for a CGU, these parameters were also subsequently reviewed until the approval of the consolidated financial statements by the Management Board.

Other intangible assets consist primarily of purchased intangible assets, such as licenses and purchased technology, which are recorded initially at acquisition cost, as well as capitalized development costs. These intangible assets have finite useful lives ranging from 3 to 10 years and are carried at cost less accumulated amortization using the straight-line method.

Other long-lived assets

The Company reviews all other long-lived assets, including property, plant and equipment and intangible assets subject to amortization, for impairment whenever events or changes in circumstances

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the recoverable amount, which is the higher of the asset’s value in use and its fair value less costs to sell. Estimated value in use is generally based on discounted estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows.

If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds their recoverable amount.

Pension Plans and Similar Commitments

The Company operates various pension plans. The plans are generally funded through payments to trustee-administered funds, determined by periodic actuarial calculations. The Company has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity (a fund). The Company therefore has no legal or constructive obligations to pay further contributions if one of its defined contribution plans does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The Company pays contributions to publicly and privately administered pension insurance plans. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. The Company records a liability for amounts payable under the provisions of its various defined contribution plans. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

A defined benefit plan is a pension plan that is not a defined contribution plan. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized outside profit or loss in the Consolidated Statement of Income and Expense Recognized in Equity (“SoRIE) in the period in which they occur.

Past-service costs are recognized immediately in profit or loss, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are recognized at present value by discounting the expected future cash outflows at a pretax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions for onerous contracts are measured at the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract. Additions to provisions are generally recognized in profit or loss.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Standards and Interpretations Issued but Not Yet Adopted

In June 2007, the IASB issued IFRIC 13,“Customer Loyalty Programmes”. The interpretation discusses the accounting of loyalty programmes, whereby the entity provides customers with incentives to buy their goods or services. The interpretation is to be applied for fiscal years on or after July 1, 2008. Earlier application is permitted. The EU endorsed the interpretation for fiscal years beginning on or after January 1, 2009. Although the Company uses volume or settlement discounting for its customers, it has no programs within the scope of IFRIC 13.

In September 2007, the IASB issued an amendment to IAS 1,“Presentation of Financial Statements”. The revision is aimed at improving users’ ability to analyze and compare the information given in financial statements. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revised IAS 1 resulted in consequential amendments to other statements and interpretations. The EU has endorsed the amendment to IAS 1. The revision of IAS 1 will be effective for fiscal years beginning on or after January 1, 2009. Therefore, for the Company, the amendment will be effective for the fiscal year beginning on October 1, 2009. The Company is evaluating the impact of the amended IAS 1 on its financial statements.

In January 2008, the IASB published the amended standards IFRS 3,“Business Combinations”, (“IFRS 3 (2008)”), and IAS 27,“Consolidated and Separate Financial Statements” (“IAS 27 (2008)”). The standards have been endorsed by the EU.

IFRS 3 (2008) reconsiders the application of acquisition accounting for business combinations. Major changes relate to the measurement of non-controlling interests, the accounting for business combinations achieved in stages as well as the treatment of contingent consideration and acquisition-related costs. Based on the new standard, non-controlling interests may be measured at their fair value (full-goodwill methodology) or at the proportional fair value of assets acquired and liabilities assumed. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Acquisition-related costs are expensed in the period incurred.

Major changes in relation to IAS 27 (2008) relate to the accounting for transactions which do not result in a change of control as well as for those leading to a loss of control. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are remeasured to fair value. Based on the amended standard, non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests.

Both amended standards are effective for fiscal years beginning on or after July 1, 2009. Therefore, for the Company the amended standards are effective beginning October 1, 2009.

In January 2008, the IASB amended IFRS 2,“Share-based Payment”, which deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest. All cancellations by the entity or by other parties should receive the same accounting treatment. The amended standard is effective for fiscal years beginning on or after January 1, 2009. Therefore, for the Company, the amendment will be effective in its fiscal year beginning on October 1, 2009. The Company is evaluating the impact of the amended IFRS 2 on it financial statements.

In March 2009, the IASB issued Improving Disclosures about Financial Instruments (Amendments to IFRS 7 Financial Instruments: Disclosures) which enhances disclosures about fair value measurements of

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

financial instruments and liquidity risk. The amendments will be effective for fiscal years beginning on or after January 1, 2009. Therefore, for the Company, the amendment will be effective for the fiscal year beginning on October 1, 2009. The Company is evaluating the impact of the amended IFRS 7 on its financial statements. The EU has not yet endorsed the amendment to IFRS 7.

In June 2009, the IASB amended IFRS 2, “Share-based Payment”, to clarify its scope and the accounting for group cash-settled share-based payment transactions in the separate or individual financial statements of the entity receiving the goods or services when that entity has no obligation to settle the share-based payment transaction. The amendment will be effective for fiscal years on or after January 2010. Therefore, for the Company, the amendment will be effective for its fiscal year beginning on October 1, 2010. The EU has not yet endorsed the amendment. The new guidance is not expected to have a material impact on the Company’s financial statements.

3.	Management Estimates and Judgments

Certain accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on financial condition or results of operations. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Revenue Recognition

Infineon generally markets its products to a wide variety of customers and distributors. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured. Reductions to revenue for estimated product returns and allowances for discounts, volume rebates and price protection are recorded, based on historical experience, at the time the related revenue is recognized. This process requires the exercise of substantial judgment in evaluating the above-mentioned factors and requires material estimates, including forecasted demand, returns and industry pricing assumptions.

In future periods, the Company may be required to accrue additional provisions due to (1) deterioration in the semiconductor pricing environment, (2) reductions in anticipated demand for semiconductor products or (3) lack of market acceptance for new products. If these or other factors result in a significant adjustment to sales discount and price protection allowances, they could significantly impact the Company’s future operating results.

The Company has entered into licensing agreements for its technology in the past, and anticipates that it will increase its efforts to monetize the value of its technology in the future. As with certain of the Company’s existing licensing agreements, any new licensing arrangements may include capacity reservation agreements with the licensee. Such transactions could represent multiple element arrangements. The process of determining the appropriate revenue recognition in such transactions is highly complex and requires significant judgment, which includes evaluating material estimates in the determination of fair value and the level of the Company’s continuing involvement.

Recoverability of Non-Financial Assets

The Company reviews long-lived assets, including intangible assets, for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to the recoverable amount, which is the higher of the asset’s value in use and its fair value less costs to sell. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds their recoverable amount.

Goodwill is tested for impairment at least once a year. For the purpose of impairment testing, goodwill is allocated to the respective CGU that is expected to benefit from the goodwill. The recoverable amounts of CGUs are determined based on value in use calculations. Considerable management judgment is necessary to estimate value in use and discounted future cash flows.

Valuation of Inventory

Inventories are valued at the lower of cost or net realizable value. The Company reviews the recoverability of inventory based on regular monitoring of the size and composition of inventory positions, current economic events and market conditions, projected future product demand, and the pricing environment. This evaluation is inherently judgmental and requires material estimates, including both forecasted product demand and pricing environment, both of which may be susceptible to significant change.

Adjustments to the valuation and write-downs of inventory could be necessary in future periods due to reduced semiconductor demand in the industries that the Company serves, technological obsolescence due to rapid developments of new products and technological improvements, or changes in economic or other events and conditions that impact the market price for the Company’s products which may have a significant impact on the results of operations.

Realization of Deferred Tax Assets

The Company evaluates the deferred tax asset position and the need for a valuation allowance on a regular basis. The assessment requires the exercise of judgment on the part of the Company’s management with respect to benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since Infineon has incurred a cumulative loss in certain tax jurisdictions over the three-year period ended September 30, 2009, the impact of forecasted future taxable income is excluded from such an assessment. For these tax jurisdictions, the assessment was therefore based only on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods.

The recorded amount of total deferred tax assets could be reduced if the estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the ability to utilize tax loss and credit carry-forwards in the future.

Purchase Accounting

Accounting for business combinations requires the allocation of the purchase price to identifiable tangible and intangible assets and liabilities based upon their fair value. The allocation of purchase price is highly judgmental, and requires the extensive use of estimates and fair value assumptions, which can have a significant impact on operating results.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Pension Plan Accounting

The Company’s pension benefit costs are determined in accordance with actuarial computations using the projected-unit-credit method, which relies on assumptions including discount rates and expected return on plan assets. Discount rates are established based on prevailing market rates for high-quality fixed-income instruments that, if the pension benefit obligation were settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. The expected return on plan assets assumption is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. Other key assumptions for the pension costs are based on current market conditions. A significant variation in one or more of these underlying assumptions could have a material effect on the measurement of the long-term obligation.

Provisions

The Company is subject to various legal actions and claims, including intellectual property matters that arise in and outside the normal course of business.

The Company regularly assesses the likelihood of any adverse outcome or judgments related to these matters, as well as estimating the range of possible losses and recoveries. Liabilities, including accruals for significant litigation costs, related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount of the loss can be reasonably estimated. Accordingly, the Company has recorded a provision and charged operating income in the accompanying consolidated financial statements related to certain asserted and unasserted claims existing as of each balance sheet date. As additional information becomes available, any potential liability related to these actions is assessed and the estimates are revised, if necessary. These provisions would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material impact on Infineon’s results of operations, financial position and cash flows.

Trade and Other Receivables

The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables results in a corresponding reduction of such provisions and vice versa.

4.	Acquisitions

During the quarter ended March 31, 2007, the Company entered into agreements with Molstanda Vermietungsgesellschaft mbH (“Molstanda”) and a financial institution. Molstanda is the owner of a parcel of land located in the vicinity of the Company’s headquarters south of Munich. Pursuant to SIC 12, “Consolidation — Special Purpose Entities”, the Company determined that Molstanda meets the criteria of a Special Purpose Entity (“SPE”) and, as a result of the agreements that the Company controls it. Accordingly, the Company consolidated the assets and liabilities of Molstanda beginning in the 2007 fiscal year. The €35 million excess in fair value of liabilities assumed and consolidated of €76 million, over the fair value of the newly consolidated identifiable assets of €41 million, was recorded as a financial expense during the second quarter of the 2007 fiscal year. Due to the Company’s cumulative loss position, no tax benefit was provided on this loss. The Company subsequently acquired the majority of the outstanding capital of Molstanda during the fourth quarter of the 2007 fiscal year.

On July 31, 2007, the Company acquired Texas Instruments Inc.’s (“TI”) DSL Customer Premises Equipment (“CPE”) business for cash consideration of €45 million. The purchase price was subject to an upward or downward contingent consideration adjustment of up to $16 million, based on negotiated

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

revenue targets of the CPE business. Due to the failure to achieve the negotiated revenue targets of the CPE business during the nine months following the acquisition date, the cash consideration has been adjusted downward by an amount of $16 million, and this amount was reimbursed by TI. Accordingly, the Company allocated an adjustment of €13 million of the purchase price to goodwill. As of September 30, 2009 assets (including goodwill) acquired from TI are classified as “held for disposal” as part of the sale of the Wireline Communications business (see note 5).

On October 24, 2007, the Company completed the acquisition of the mobility products business of LSI Corporation (“LSI”) for cash consideration of €316 million ($450 million) plus transaction costs. As part of the acquisition, an amount of €14 million was allocated to purchased in-process research and development based on discounted estimated future cash flows over the estimated useful life. During the three months ended December 31, 2007, this amount was expensed as other operating expense because there was no future economic benefit from its use or disposal. The purchase price was subject to an additional contingent performance-based payment of up to $50 million based on the relevant revenues in the measurement period following the completion of the transaction and ending December 31, 2008. Due to the lower revenues during the measurement period, no performance-based payment was paid.

On April 28, 2008, the Company acquired Primarion Inc., Torrance, California (“Primarion”) for cash consideration of €32 million ($50 million) plus a contingent performance-based payment of up to $30 million. The assets acquired and liabilities assumed were recorded at their estimated fair values as of the date of acquisition. In the 2009 fiscal year, as a result of a lawsuit filed against Primarion subsequent to the acquisition, the net assets acquired decreased by €4 million with a corresponding increase in goodwill. Due to a reduction of the deferred tax asset at Primarion, goodwill increased by another €3 million. Due to the lower revenues during the measurement period, no performance-based payment has been paid. In the acquisition of Primarion, the Company did not obtain control over cash and cash equivalents.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The Company did not acquire any businesses in the fiscal year ended September 30, 2009. The following table summarizes the Company’s business acquisitions during the fiscal year ended September 30, 2008, including subsequent adjustments:

	2008	2008
	LSI	Primarion
	October 2007	April 2008
Acquisition Date	Wireless	Industrial &
Segment	Solutions	Multimarket
	(€ in millions)

Other current assets	19	1
Property, plant and equipment	8	1
Intangible assets:
Technology	42	13
Customer relationships	73	—
Other	6	—
Goodwill	160	18
Other non-current assets	—	3

Total assets acquired	308	36

Current liabilities	(1)	(4)

Total liabilities assumed	(1)	(4)

Net assets acquired	307	32

In-process research & development	14	—
Cash paid (purchase consideration)	321	32

The consolidated statements of operations include the results of the acquired businesses from the acquisition date. The Company engaged an independent third party to assist in the valuation of net assets acquired. Based on discounted estimated future cash flows over the respective estimated useful life, an amount of €14 million was allocated to purchased in-process research and development as part of the purchase of the mobility products business from LSI and expensed as other operating expense during the 2008 fiscal year because no future economic benefit from its use or disposal was expected. The acquired intangible assets consist of technology assets of €55 million and customer relationship assets of €73 million, each with a weighted average estimated useful life of six years, and other intangible assets of €6 million with a weighted average estimated useful life of less than one year. The goodwill amounts are expected to be deductible for tax purposes.

Pro forma financial information relating to these acquisitions is not material either individually or in the aggregate to the results of operations and financial position of the Company and has been omitted.

5.	Disposals and Discontinued Operations

Polymer Optical Fiber

On June 29, 2007, the Company sold its Polymer Optical Fiber (“POF”) business, based in Regensburg, Germany, to Avago Technologies Ltd. (“Avago”). The POF business operates in the market for automotive multimedia infotainment networks and transceivers for safety systems. As a result of the sale, the Company realized a gain before tax of €17 million which was recorded in other operating income during the 2007 fiscal year.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

High Power Bipolar Business

On September 28, 2007, the Company entered into a joint venture agreement with Siemens AG (“Siemens”). Effective September 30, 2007, the Company contributed all assets and liabilities of its high power bipolar business (including licenses, patents, and front-end and back-end production assets) to a newly formed legal entity called Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) and Siemens subsequently acquired a 40 percent interest in Bipolar for €37 million. The transaction received regulatory approval and subsequently closed on November 30, 2007. As a result of the sale, the Company realized a gain before tax of €32 million which was recorded in other operating income during the fiscal year ended September 30, 2008. The joint venture agreement grants Siemens certain contractual participating rights which inhibit the Company from exercising control over Bipolar. Accordingly, the Company accounts for the retained interest in Bipolar under the equity method of accounting.

Hard Disk Drive Business

On April 25, 2008, the Company sold its hard disk drive (“HDD”) business to LSI for cash consideration of €60 million ($95 million). The HDD business designs, manufactures and markets semiconductors for HDD devices. The Company transferred its entire HDD activities, including customer relationships, as well as know-how to LSI, and granted LSI a license for intellectual property. The transaction did not encompass the sale of significant assets or transfer of employees. As a result of this transaction, the Company realized a gain before tax of €39 million which was recorded in other operating income during the 2008 fiscal year.

BAW Business

On August 11, 2008, the Company sold its bulk acoustic wave filter business (“BAW”) to Avago for cash consideration of €21 million and entered into a supply agreement through December 2009. The BAW business designs, manufactures and markets cellular duplexers for N-CDMA and W-CDMA applications and filters for GPS. The total consideration received was allocated to the elements of the transaction on a relative fair value basis. As a result, the Company realized a gain before tax of €9 million which was recorded in other operating income, and deferred €6 million which will be realized over the term of the supply agreement.

SensoNor Business

During the 2003 fiscal year the Company acquired SensoNor AS (“SensoNor”) for total cash consideration of €34 million. SensoNor develops, produces and markets tire pressure and acceleration sensors. On March 4, 2009, the Company sold parts of the business, including property, plant and equipment, inventories, and pension liabilities, and transferred employees to a newly formed company called SensoNor Technologies AS for cash consideration of €4 million and one share in the capital of the new company. In addition, the Company granted a license for intellectual property and entered into a supply agreement through December 2011. The total consideration received was allocated to the elements of the transaction on a relative fair value basis. As a result, the Company realized losses before tax of €17 million, which were recorded in other operating expense, including a provision of €8 million which will be recognized over the term of the supply agreement. The Company has business agreements with the new company to ensure a continued supply of the components to the Company’s tire pressure monitoring systems until the Company ramps up production at its Villach site.

Sale of Molded Module Assets

During the quarter ending June 30, 2009, the Company entered into a joint venture agreement with LS Industrial Systems to establish LS Power Semitech Co., Ltd. (“LSIS”). The joint venture is expected to operate in Korea and elsewhere in Asia, and will focus on the development, production and marketing of

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

molded power modules for white good applications. LSIS will hold 54 percent and the Company 46 percent of the joint venture. The agreement is subject to regulatory approvals and the transaction is expected to close in the 2009 calendar year. Concurrent with the announcement of the joint venture agreement, the Company reclassified the molded module assets as assets held for sale and ceased the recognition of depreciation and amortization expense pursuant to IFRS 5.

ALTIS

ALTIS Semiconductor S.N.C., Essonnes, France (“ALTIS”) is a joint venture between the Company and International Business Machines Corporation, New York, USA (“IBM”), with each having equal voting representation. The Company fully consolidates ALTIS in accordance with IAS 27, “Consolidated and Separate Financial Statements”. In August 2007, the Company and IBM signed an agreement in principle to divest their respective shares in ALTIS. Pursuant to IFRS 5, the assets and liabilities of ALTIS were classified as held for disposal in the consolidated balance sheet as of September 30, 2007, and the recognition of depreciation expense ceased as of August 1, 2007. As of September 30, 2008, negotiations with the prospective purchaser had terminated. Although negotiations are ongoing with additional parties, the outcome of these negotiations is uncertain. As a result, the Company reclassified the disposal group’s assets and liabilities previously classified as held for sale into held and used in the consolidated balance sheet as of September 30, 2008. Upon reclassification, an adjustment of €104 million was recorded in income from continuing operations, resulting from the measurement of the disposal group at the lower of its carrying amount before being classified as held for sale, adjusted for any depreciation and amortization expense that would have been recognized had the disposal group been continuously classified as held and used, and its recoverable amount at the date of the reclassification.

Qimonda — discontinued operations

During the 2008 fiscal year, the Company committed to a plan to dispose of Qimonda AG, a majority owned company engaged in the manufacturing and sale of semiconductor memory products (“Qimonda”). Consequently, the results of Qimonda are reported as discontinued operations in the Company’s consolidated statements of operations for all periods presented, and the assets and liabilities of Qimonda have been reclassified as held for disposal in the consolidated balance sheets.

Market prices for Qimonda’s principal memory products, DRAM chips and modules, experienced extremely significant declines from the beginning of the 2007 calendar year. As a result of this intense pricing pressure, Qimonda continued to incur significant losses during the 2008 fiscal year, which are reflected in “loss from discontinued operations, net of income tax” in the Company’s consolidated statements of operations. In addition, the Company recorded after-tax write-downs totaling €1,475 million in the 2008 fiscal year, in order to remeasure Qimonda to its estimated current fair value less costs to sell. These write-downs were also reflected in “loss from discontinued operations, net of income tax” in the Company’s consolidated statements of operations. Pursuant to IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”, the recognition of depreciation and amortization expense ceased as of March 31, 2008.

On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG (“Qimonda Dresden”) filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, the Company deconsolidated Qimonda in accordance with IAS 27, “Consolidated and Separate Financial Statements”, during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings formally opened. Formal insolvency proceedings have also been commenced by several additional subsidiaries of Qimonda in various jurisdictions. The final resolution of the insolvency proceedings, including the final disposition of the remaining assets and liabilities of Qimonda, cannot be predicted at this time.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The results presented for Qimonda from October 1, 2008, through January 23, 2009 (the date of deconsolidation), are based on preliminary results provided by Qimonda prior to its insolvency filing, and were prepared on a going concern basis. Financial statements on a liquidation basis, which would be required when the going concern assumption is not assured, are not available from Qimonda. There can be no assurance that recorded book values of individual assets and liabilities held for disposal by Infineon would not be materially different if presented on a liquidation basis; however, as the net assets of Qimonda held for disposal by Infineon through deconsolidation are already valued at the fair value less costs to sell of zero as of September 30, 2008, the net value presented in the consolidated financial statements would not be impacted.

As a result of the deconsolidation of Qimonda, Qimonda’s cash and cash equivalents of €286 million as of the date of deconsolidation are presented as cash outflow within net cash provided by investing activities from discontinuing operations.

The operating losses of Qimonda from October 1, 2008, through the date of deconsolidation, exclusive of depreciation, amortization and impairment of long-lived assets, were offset by a partial reversal of €460 million of the write-downs recorded in the 2008 fiscal year to reduce the net assets of Qimonda to fair value less costs to sell of zero.

During the 2009 fiscal year, Qimonda-related amounts included in loss from discontinued operations, net of income taxes consisted principally of:

•	the realization of accumulated foreign currency translation losses of €88 million which were directly recorded in equity, and not included in assets and liabilities held for disposal as of September 30, 2008, primarily from Qimonda’s sale of its interest in Inotera Memories Inc. (“Inotera”) to Micron Technology, Inc. (“Micron”),

•	the realization of accumulated foreign currency translation losses which were directly recorded in equity related to the deconsolidation of Qimonda totaling €100 million, and

•	charges for valuation allowances of €227 in connection with Qimonda’s insolvency (see below).

As a result of the commencement of insolvency proceedings by Qimonda, Infineon is exposed to potential liabilities arising in connection with the Qimonda business, which include, among others, the following:

•	The Company is a named defendant in certain pending antitrust and securities law claims. Qimonda is required to indemnify Infineon, in whole or in part, for such claims, including any related expenses. As a result of Qimonda’s insolvency, however, the Company expects that Qimonda will not be able to indemnify it for these claims. For more information on these pending antitrust and securities law claims and their potential impact on the Company, see note 38 (“Commitments and Contingencies — Litigation and Government Inquiries — Antitrust Litigation”, “— Other Government Litigation” and, “— Securities Litigation”).

•	The Company is the named defendant in a lawsuit in Delaware in which the plaintiffs are seeking to hold the Company liable for the payment of severance and other benefits allegedly due by Qimonda’s North American subsidiaries in connection with the termination of employment related to Qimonda’s insolvency. For more information on this suit, see note 38 (“Commitments and Contingencies — Litigation and Government Inquiries — Qimonda Employment Litigation”).

•	The Company faces potential liabilities arising from its former participation in Qimonda Dresden. Before the carve-out of the Qimonda business, the Company was a general partner of Qimonda Dresden, and as such may in certain circumstances, as a matter of law, be held liable for certain liabilities of Qimonda Dresden that originated prior to the carve-out. These include, among others, the potential repayment of governmental subsidies as well as employee-related claims, including

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

salaries and social security contributions. The Company is in negotiations with the Free State of Saxony and the Qimonda insolvency administrator regarding these matters. The Company has recorded a provision in connection with these matters, but disclosure of the amount of the provision could seriously prejudice the Company’s negotiations regarding these matters.

•	The Company and its subsidiary Infineon Technologies Dresden GmbH (“Infineon Dresden”) are subject to lawsuits by approximately 70 former Infineon employees who were transferred to Qimonda or Qimonda Dresden as part of the carve-out and who seek to be re-employed by the Company. No reasonable estimated amount can be attributed at this time to the potential outcome of any such claims.

In addition to the matters described above, the Company may be subject to claims by the insolvency administrator under German insolvency laws for repayment of certain amounts received by the Company from Qimonda, such as payments for intra-group services and supplies, during defined periods prior to the commencement of insolvency proceedings. Depending on future developments in Qimonda’s operations in Portugal, there is a risk that claims could be made against the Company in connection with governmental subsidies received by Qimonda Portugal S.A. prior to the carve-out. No such claims have been made to date, and no reasonable estimated amount can be attributed at this time to the potential outcome of any such claims. The insolvency of Qimonda may also subject the Company to other claims arising in connection with the contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities contributed to Qimonda in connection with the carve-out of the Qimonda business, as the Company expects that Qimonda will not be able to fulfill its obligation to indemnify Infineon against any such liabilities.

Moreover, the Company may lose rights and licenses to Qimonda’s intellectual property to which it is entitled to under the contribution agreement in connection with the carve-out of the Qimonda business due to the fact that the administrator has declared non-performance of this agreement. The Company is evaluating the scope of any potentially affected intellectual property, and is unable to provide any reasonable estimate at this time of any potential costs in this regard.

As of September 30, 2009, the Company recorded aggregate liabilities of €21 million and provisions of €163 million in connection with these matters. The recorded provisions are primarily reflected within “Current provisions”, and the remainder are recorded within “Long-term provisions”. The recorded provisions reflect the amount of those liabilities that management believes are probable and can be estimated with reasonable accuracy at that time. There can be no assurance that such provisions recorded will be sufficient to cover all liabilities that may ultimately be incurred in relation to these matters. Disclosure of individual amounts with respect to these matters could seriously prejudice the Company’s legal or negotiating position, and therefore have been omitted. No reasonable estimate can be made at this time related to those potential liabilities that may be incurred, but that are currently not viewed to be probable.

Concurrently with the issuance of $248 million in convertible notes due 2013 by Qimonda (as guarantor) through its subsidiary Qimonda Finance LLC (as issuer) on February 12, 2008, Infineon had loaned Credit Suisse International 20.7 million Qimonda ADSs ancillary to the placement of the convertible notes. As of September 30, 2009, 17.1 million of the ADSs lent had been returned to Infineon. In October 2009 Credit Suisse International returned the remaining 3.6 million Qimonda ADSs.

Sale of Wireline Communications Business — discontinued operations

On July 7, 2009, the Company entered into a purchase agreement with Lantiq, affiliates of Golden Gate Private Equity Inc. (“Lantiq”), pursuant to which it agreed to sell the Wireline Communications business, one of the Company’s segments. The majority of the purchase price was paid at closing on November 6, 2009, in the amount of €223 million, with up to an additional €20 million of the purchase price being payable nine months after the closing date. See note 40 for further information regarding the sale.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

As a result of the decision to dispose of the Wireline Communications business, the Company reclassified those assets and liabilities of its Wireline Communications business to be transferred to Lantiq as assets held for disposal in the consolidated balance sheet as of September 30, 2009, pursuant to IFRS 5, and the recognition of depreciation and amortization expense ceased from July 2009. The results of the Wireline Communications business are reported as discontinued operations, net of income taxes in the Company’s consolidated statements of operations for all periods presented.

Certain expenses in respect of overhead functions that were allocated to the Wireline Communications business in the past, but will not be transferred as part of the sale of the Wireline Communications business to Lantiq, were allocated to continuing operations, as required by IFRS 5. The Company intends to eliminate those costs during the 2010 fiscal year.

Assets and liabilities classified as held for disposal

Assets and liabilities held for disposal as of September 30, 2008 are primarily composed of the book values of Qimonda’s assets and liabilities.

At September 30, 2008, the carrying amounts of the major classes of assets and liabilities classified as held for disposal were as follows:

September 30, 2008
(€ in millions)

Cash and cash equivalents	421
Trade and other receivables	255
Inventories	289
Other current assets	376
Property, plant and equipment	2,059
Goodwill and other intangible assets	76
Investments accounted for using the equity method	14
Deferred tax assets	59
Other assets	55

Subtotal	3,604

Write-down	(1,475)

Total assets classified as held for disposal	2,129

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

September 30, 2008
(€ in millions)

Short-term debt and current maturities of long-term debt	346
Trade and other payables	592
Current provisions	220
Other current liabilities	300
Long-term debt	427
Pension plans and similar commitments	22
Deferred tax liabilities	16
Long-term provisions	25
Other liabilities	175

Total liabilities associated with assets held for disposal	2,123

Amounts recognized directly in equity relating to assets and liabilities classified as held for disposal	(158)

Assets and liabilities held for disposal as of September 30, 2009 are primarily composed of the book values of assets and liabilities to be disposed of in connection with the sale of the Wireline Communications business. At September 30, 2009, the carrying amounts of the major classes of assets and liabilities classified as held for disposal were as follows:

September 30, 2009
(€ in millions)

Inventories	43
Other current assets	2
Property, plant and equipment	9
Goodwill and other intangible assets	58

Total assets classified as held for disposal	112

Current provisions	6
Other current liabilities	2
Pension plans and similar commitments	1

Total liabilities associated with assets held for disposal	9

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Loss from discontinued operations, net of income taxes

The results of Qimonda and of the Wireline Communication business presented in the consolidated statements of operations as discontinued operations for the years ended September 30, 2007, 2008 and 2009, consist of the following components:

	2007	2008	2009
	(€ in millions)

Qimonda(1)
Revenue	3,608	1,785	314
Costs and expenses	(3,956)	(3,773)	(779)
Reversal (write-down) of measurement to fair value less costs to sell	—	(1,475)	460
Expenses resulting from Qimonda’s application to open insolvency proceedings	—	—	(227)
Losses resulting from the realization from accumulated losses related to unrecognized currency translation effects primarily upon deconsolidation and Qimonda’s sale of Inotera	—	—	(188)

Loss before tax	(348)	(3,463)	(420)

Income tax benefits (expense)	21	(96)	—

Qimonda’s share of discontinued operations, net of income taxes	(327)	(3,559)	(420)

Wireline Communications Business
Revenue	414	418	333
Costs and expenses	(424)	(400)	(309)

Profit (loss) before tax	(10)	18	24

Income tax expense	(2)	(2)	(2)

Wireline Communication’s share of discontinued operations, net of income taxes	(12)	16	22

Loss from discontinued operations, net of income taxes	(339)	(3,543)	(398)

(1)	No further information concerning Qimonda’s condensed consolidated statements of operations is available for the period from January 1, 2009 to January 23, 2009, the date of the application by Qimonda to commence insolvency proceedings. As disclosed above, due to the write down of Qimonda’s net assets to zero as of September 30, 2008, the operating losses of Qimonda for the period from October 1, 2008 to January 23, 2009 did not affect the consolidated net income of the Company, but instead were eliminated via an offsetting partial reversal of previously recorded impairments. Therefore, while the amount of revenue and costs and expenses in the table above exclude amounts for the period from January 1, 2009 to January 23, 2009, Qimonda’s share of the loss from discontinued operations, net of income taxes of €420 million is unaffected.

6.	Licenses

During the years ended September 30, 2007, 2008 and 2009, the Company recognized revenues related to license and technology transfer fees of €19 million, €53 million and €18 million, respectively, which are included in revenues in the accompanying consolidated statements of operations. Included in

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

these amounts are previously deferred license fees of €1 million, €1 million and €0 million, which were recognized as revenue pursuant to IAS 18 in the years ended September 30, 2007, 2008 and 2009, respectively, since the Company had fulfilled all of its obligations and the amounts were realized.

7.	Grants

The Company has received economic development funding from various governmental entities, including grants for the construction of manufacturing facilities, as well as grants to subsidize research and development activities and employee training. Grants and subsidies included in the accompanying consolidated financial statements during the fiscal years ended September 30, 2007, 2008 and 2009 are as follows:

	2007	2008	2009
	(€ in millions)

Included in the consolidated statements of operations:
Research and development	87	59	50
Cost of sales	19	19	15
Selling, general and administrative	—	—	1

Total	106	78	66

Deferred government grants amounted to €22 million and €21 million as of September 30, 2008 and 2009, respectively. The amounts of grants receivable as of September 30, 2008 and 2009 were €28 million and €30 million, respectively.

8.	Supplemental Operating Cost Information

The costs of services and materials are as follows for the years ended September 30:

	2007	2008	2009
	(€ in millions)

Raw materials, supplies and purchased goods	753	792	731
Purchased services	751	787	710

Total	1,504	1,579	1,441

Personnel expenses are as follows for the years ended September 30:

	2007	2008	2009
	(€ in millions)

Wages and salaries	1,287	1,451	974
Social levies	233	240	200
Pension expense	12	—	(13)

Total	1,532	1,691	1,161

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The average number of employees by geographic region was as follows for the years ended September 30(1):

	2007	2008	2009

Germany	10,553	10,085	9,379
Other Europe	5,604	5,280	4,726
North America	540	845	729
Asia/Pacific	12,905	13,094	11,763
Japan	151	161	143
Other	21	—	—

Infineon	29,774	29,465	26,740

Qimonda(2)	12,775	12,990	2,770

Total	42,549	42,455	29,510

(1)	Approximately 860 employees are to be transferred to Lantiq upon closing of the sale of the Wireline Communications business.

(2)	The average number of employees in the 2009 fiscal year is derived from the number of employees in the first quarter of 11,079, and zero in the second, third and fourth quarter as a result of the deconsolidation of Qimonda in the second quarter when Qimonda filed for insolvency.

Other operating income was as follows for the years ended September 30:

	2007	2008	2009
	(€ in millions)

Gains from sales of businesses and interests in subsidiaries	19	80	1
Reversal of impairments and long lived assets	—	—	2
Other	18	40	26

Total	37	120	29

Other operating expense was as follows for the years ended September 30:

	2007	2008	2009
	(€ in millions)

Losses from sales of businesses and interests in subsidiaries	—	—	17
Goodwill and intangible assets impairment charges	5	8	3
Long-lived asset impairment charges	4	122	—
Restructuring	45	188	(20)
Other	3	47	48

Total	57	365	48

During the 2006 fiscal year, restructuring plans were announced to downsize the workforce at ALTIS and the Company’s chip card back-end activities in order to maintain competitiveness and reduce cost. As part of these restructuring measures, the Company agreed upon plans to terminate approximately 390 employees and recorded restructuring charges in the 2007 fiscal year.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

During the 2007 fiscal year, further restructuring measures were taken by the Company, mainly as a result of the insolvency of one of its largest mobile phone customers, BenQ Mobile GmbH & Co. OHG, and in order to further streamline certain research and development locations. Approximately 280 jobs were affected worldwide, of which approximately 120 were in the German locations of Munich, Salzgitter and Nuremberg.

To address rising risks in the market environment, adverse currency trends and below benchmark margins, the Company implemented the IFX10+ cost-reduction program in the third quarter of the 2008 fiscal year. The IFX10+ program targeted certain areas to reduce costs, including product portfolio management, manufacturing costs reduction, value chain optimization, process efficiency, reorganization of the Company’s structure along its target markets, and reductions in workforce. Approximately 10 percent of Infineon’s worldwide workforce was terminated during the 2009 fiscal year as a result of IFX10+. The IFX10+ program resulted in restructuring charges of €172 million in the 2008 fiscal year, primarily for employee related termination costs incurred or expected as of September 30, 2008. In the 2009 fiscal year, the Company recorded a partial reversal of provisions in the amount of €25 million recorded as of September 30, 2008 in connection with the IFX10+ cost-reduction program. The reversal was partially offset by €5 million of restructuring expenses in the 2009 fiscal year.

Total rental expenses under operating leases amounted to €114 million, €97 million and €95 million for the years ended September 30, 2007, 2008 and 2009, respectively.

9.	Financial Income

The amount of financial income is as follows for the years ended September 30:

	2007	2008	2009
	(€ in millions)

Interest income	47	56	84
Valuation changes and gains on sales	60	2	—
Other financial income	—	—	17

Total	107	58	101

Interest income for the year ended September 30, 2009 includes a gain before tax of €61 million as a result of the repurchase of subordinated exchangeable notes due 2010 and convertible subordinated notes due 2010 (see note 27). No gain before tax was recorded for repurchases in the 2008 fiscal year. During the 2007 fiscal year, no repurchases took place.

10.	Financial Expense

The amount of financial expense is as follows for the years ended September 30:

	2007	2008	2009
	(€ in millions)

Interest expense	147	150	126
Losses on sales of available-for-sale financial assets	54	23	28
Other financial expense	41	8	2

Total	242	181	156

Interest expense for the years ended September 30, 2008 and 2009 includes a loss before tax of €8 million and €6 million, respectively, as a result of repurchases and redemptions of convertible

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

subordinated notes due 2010 and exchangeable subordinated notes due 2010 (see note 27). During the 2007 fiscal year no repurchases took place.

11.	Income Tax (Benefit) Expense

Income (loss) from continuing operations before income taxes is attributable to the following geographic locations for the years ended September 30, 2007, 2008 and 2009, as follows:

	2007	2008	2009
	(€ in millions)

Germany	(215)	(266)	(315)
Foreign	182	101	47

Total loss from continuing operations before income taxes	(33)	(165)	(268)

Income tax (benefit) expense from continuing operations for the years ended September 30, 2007, 2008 and 2009, are as follows:

	2007	2008	2009
	(€ in millions)

Current taxes:
Germany	24	3	1
Foreign	5	18	11

	29	21	12

Deferred taxes:
Germany	(39)	54	(8)
Foreign	8	(36)	1

	(31)	18	(7)

Income tax (benefit) expense	(2)	39	5

Current income tax expense attributable to prior years is €12 million, €10 million and €0 million for the years ended September 30, 2007, 2008 and 2009, respectively.

In 2007, the Company’s corporate statutory tax rate in Germany is 25 percent plus a solidarity surcharge of 5.5 percent. Additionally, a trade tax of 11 percent is levied, which results in a combined statutory tax rate of 37 percent in 2007.

On August 17, 2007 the Business Tax Reform Act 2008 was enacted in Germany including several changes to the taxation of German business activities, including a reduction of the Company’s combined statutory corporate and trade tax rate in Germany from 37 to 28 percent, which comprises corporate tax of 15 percent plus a solidarity surcharge of 5.5 percent and trade tax of 12 percent. Most of the changes came into effect for the Company in its 2008 fiscal year. Pursuant to IAS 12, the Company recorded a deferred tax charge of €25 million as of September 30, 2007, reflecting the reduction in value of the Company’s deferred tax assets in Germany upon enactment.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

A reconciliation of income taxes from continuing operations for the fiscal years ended September 30, 2007, 2008 and 2009, determined using the German combined statutory tax rate of 37 percent for 2007 and 28 percent for 2008 and 2009 is as follows:

	2007	2008	2009
	(€ in millions)

Expected expense (benefit) for income taxes	(12)	(46)	(75)
Increase in available tax credits	(5)	(103)	(13)
Tax rate differential	(55)	(7)	(4)
Permanent differences. net	11	8	9
Change in German tax rate	25	—	—
Increase in valuation allowance	25	183	88
Other	9	4	—

Actual income tax (benefit) expense	(2)	39	5

Net deferred tax assets and liabilities presented in the accompanying consolidated balance sheets as of September 30, 2008 and 2009, are as follows:

	2008	2009
	(€ in millions)

Deferred tax assets	400	396
Deferred tax liabilities	(19)	(13)

Deferred tax assets, net	381	383

The movement in deferred tax assets, net is as follows:

2009
(€ in millions)

Deferred tax assets, net as of September 30, 2008	381
Reclassification to discontinued operations	(1)
Purchase accounting adjustments	(4)
Deferred tax expense	7

Deferred tax assets, net as of September 30, 2009	383

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Deferred tax assets and liabilities as of September 30, 2008 and 2009 relate to the following:

	2008	2009
	(€ in millions)

Deferred tax assets:
Intangible assets	38	58
Property, plant and equipment	152	123
Deferred income	4	8
Net operating loss and tax credit carry-forwards	1,199	1,298
Other items	224	213

Gross deferred tax assets	1,617	1,700
Valuation allowance	(1,027)	(1,170)

Deferred tax assets	590	530

Deferred tax liabilities:
Intangible assets	(23)	(22)
Property, plant and equipment	(24)	(6)
Accounts receivable	(23)	—
Accrued liabilities and pensions	(126)	(112)
Other items	(13)	(7)

Deferred tax liabilities	(209)	(147)

Deferred tax assets, net	381	383

In Germany, at September 30, 2009, the Company had corporate tax loss carry-forwards of €3.4 billion and trade tax loss carry-forwards of €4.6 billion. In other jurisdictions, the Company had tax loss carry-forwards of €79 million and tax credit carry-forwards of €168 million. Such tax loss carry-forwards and tax credit carry-forwards are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for on the flow-through method when the individual legal entity is entitled to the claim.

The Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is probable or not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other factors, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three-year period as of September 30, 2009, which is significant evidence that the probability criterion is not met, the impact of forecasted future taxable income is excluded from such an assessment. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods. As a result of this assessment, the Company increased the deferred tax asset valuation allowance as of September 30, 2008 and 2009 by €183 million and €88 million, respectively, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in future.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The Company did not provide for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries as of September 30, 2008 and 2009, as these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

12.	Earnings (Loss) Per Share

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

The computation of basic and diluted EPS for the years ended September 30, 2007, 2008 and 2009, is as follows:

	2007	2008	2009

Numerator (€ in millions):
Loss from continuing operations	(31)	(204)	(273)
Less: Portion attributable to minority interests	(14)	15	—

Loss from continuing operations attributable to shareholders of Infineon Technologies AG	(45)	(189)	(273)

Loss from discontinued operations, net of income taxes	(339)	(3,543)	(398)
Less: Portion attributable to minority interests	37	797	48

Loss from discontinued operations, net of income taxes attributable to shareholders of Infineon Technologies AG	(302)	(2,746)	(350)

Net loss attributable to shareholders of Infineon Technologies AG	(347)	(2,935)	(623)

Denominator (shares in millions):
Weighted-average shares outstanding — basic and diluted(1)	812.2	813.3	854.5
Basic and diluted loss per share (in €):
Loss from continuing operations attributable to shareholders of Infineon Technologies AG	(0.06)	(0.23)	(0.32)
Loss from discontinued operations, net of income taxes attributable to shareholders of Infineon Technologies AG	(0.37)	(3.38)	(0.41)

Net loss attributable to shareholders of Infineon Technologies AG	(0.43)	(3.61)	(0.73)

(1)	Weighted-average shares outstanding — basic and diluted — for all periods have been adjusted in accordance with IAS 33.27 as a result of the capital increase in August 2009.

The weighted average of potentially dilutive instruments that were excluded from the diluted loss per share computations, because the exercise price was greater than the average market price of the ordinary

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

shares during the period or were otherwise not dilutive, includes 41.2 million, 34.3 million and 25.2 million shares underlying employee stock options for the years ended September 30, 2007, 2008 and 2009, respectively. Additionally, 74.7 million, 65.0 million and 82.5 million ordinary shares issuable upon the conversion of the convertible subordinated notes for the years ended September 30, 2007, 2008 and 2009, respectively, were not included in the computation of diluted earnings (loss) per share as their impact would have been antidilutive.

13.	Available-for-sale Financial Assets

Marketable securities are classified as available-for-sale financial instruments and therefore recorded at fair value at each balance sheet date with unrealized gains and losses that are not considered other-than-temporary impairments recognized in equity until realized. The non-current position of marketable securities is reflected in other financial assets (see note 20).

Marketable securities at September 30, 2008 and 2009 consist of the following:

	2008				2009
		Fair	Unrealized	Unrealized		Fair	Unrealized	Unrealized
	Cost	value	gains	losses	Cost	value	gains	losses
	(€ in millions)

Foreign government securities	5	7	2	—	—	—	—	—
Fixed term securities	144	140	1	(5)	103	105	2	—
Other debt securities	—	—	—	—	1	1	—	—

Total debt securities	149	147	3	(5)	104	106	2	—

Equity securities	2	2	—	—	1	1	—	—

Total	151	149	3	(5)	105	107	2	—

Reflected as follows:
Available-for-sale financial assets	139	134	—	(5)	93	93	—	—
Other financial assets (note 20)	12	15	3	—	12	14	2	—

Total	151	149	3	(5)	105	107	2	—

Unrealized losses relating to securities held for more than 12 months as of September 30, 2008 and 2009 were €5 million and €0 million, respectively.

Realized gains and losses are reflected as financial income (expense) and were as follows for the fiscal years ended September 30:

	2007	2008	2009
	(€ in millions)

Realized gains	7	—	—
Realized losses	—	(1)	(3)

Realized gains (losses), net	7	(1)	(3)

As of September 30, 2009, fixed term deposits of €25 million had contractual maturities between three and 12 months.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Debt securities as of September 30, 2009 had the following remaining contractual maturities:

	Cost	Fair value
	(€ in millions)

Less than 1 year	45	47
Between 1 and 5 years	—	—
More than 5 years	59	59

Total debt securities	104	106

Actual maturities may differ due to call or prepayment rights.

14.	Trade and Other Receivables

Trade accounts and other receivables at September 30, 2008 and 2009 consist of the following:

	2008	2009
	(€ in millions)

Third party — trade	590	508
Related parties — trade	28	3

Trade accounts receivable, gross	618	511

Allowance for doubtful accounts	(29)	(62)

Trade accounts receivable, net	589	449

Grants receivable (note 7)	28	30
License fees receivable	10	7
Third party — financial and other receivables	17	18
Receivables from German banks’ deposit protection fund	121	1
Related parties — financial and other receivables	22	—
Employee receivables	8	6
Other receivables	4	3

Total	799	514

Cash and cash equivalents and available-for-sale financial assets in the amount of €121 million were reclassified to amounts receivable from the German banks’ deposit protection fund as of September 30, 2008. As of September 30, 2009, the Company received €120 million from the German banks’ deposit protection fund. €1 million outstanding as of September 30, 2009 was received on October 30, 2009.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Activity in the allowance for doubtful accounts for the years ended September 30, 2008 and 2009 was as follows:

	2008	2009
	(€ in millions)

Allowance for doubtful accounts at beginning of year	38	29
Usage of allowance, net	(2)	(13)
Current years allowance	—	46
Reclassification in held for disposal	(7)	—

Allowance for doubtful accounts at end of year	29	62

The following table provides separate disclosure on the age of trade accounts receivables that are past due at the reporting date.

		Thereof	Of which not impaired
		neither	but past due as of reporting date
		impaired	Past due	Past due	Past due	Past due	Past due
	Carrying	nor past	0-30	31-60	61-180	181-360	> 360
	amount	due	days	days	days	days	days
(€ in millions)

Third party — trade, net of allowances as of September 30, 2008	561	537	22	2	—	—	—
Third party — trade, net of allowances as of September 30, 2009	446	429	12	—	1	4	—

Based on historic default rates, the Company believes that no allowance is necessary in respect of trade receivables that are not past due or past due by up to 60 days.

15.	Inventories

Inventories at September 30, 2008 and 2009 consist of the following:

	2008	2009
	(€ in millions)

Raw materials and supplies	59	47
Work-in-process	372	259
Finished goods	234	154

Total Inventories	665	460

16.	Other Current Financial Assets

Other current financial assets at September 30, 2008 and 2009 consisted of financial instruments in an amount of €19 million and €26 million, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

17.	Other Current Assets

Other current assets at September 30, 2008 and 2009 consist of the following:

	2008	2009
	(€ in millions)

VAT and other tax receivables	67	49
Prepaid expenses	43	49
Other	14	16

Total other current assets	124	114

18.	Property, Plant and Equipment

A summary of activity for property, plant and equipment for the years ended September 30, 2008 and 2009 is as follows:

			Other
		Technical	plant and
	Land and	equipment	office	Construction
	buildings	and machinery	equipment	in progress	Total
	(€ in millions)

Cost:
September 30, 2007	1,426	8,854	2,209	382	12,871
Additions	19	188	55	50	312
Acquisitions through business combinations	—	1	8	—	9
Disposals	(19)	(136)	(107)	(1)	(263)
Reclassifications	7	115	13	(135)	—
Transfers(1)	(673)	(4,202)	(792)	(232)	(5,899)
Foreign currency effects	1	6	(2)	—	5

September 30, 2008	761	4,826	1,384	64	7,035

Additions	9	54	23	18	104
Disposals	(12)	(167)	(74)	—	(253)
Reclassifications	5	58	(4)	(59)	—
Transfers(1)	1	(2)	(28)	—	(29)
Foreign currency effects	(1)	(3)	(1)	(1)	(6)

September 30, 2009	763	4,766	1,300	22	6,851

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

			Other
		Technical	plant and
	Land and	equipment	office	Construction
	buildings	and machinery	equipment	in progress	Total
	(€ in millions)

Accumulated depreciation and impairment:
September 30, 2007	(767)	(6,478)	(1,981)	—	(9,226)
Depreciation	(28)	(365)	(103)	—	(496)
Disposals	19	126	104	—	249
Reclassifications	—	(2)	2	—	—
Transfers(1)	276	2,786	716	—	3,778
Impairments	—	(23)	—	—	(23)
Foreign currency effects	—	(7)	—	—	(7)

September 30, 2008	(500)	(3,963)	(1,262)	—	(5,725)

Depreciation	(30)	(356)	(81)	—	(467)
Disposals	6	160	73	—	239
Reclassifications	1	(12)	11	—	—
Transfers(1)	(1)	—	25	—	24
Reversal of impairments	—	2	—	—	2
Foreign currency effects	1	2	1	—	4

September 30, 2009	(523)	(4,167)	(1,233)	—	(5,923)

Book value at September 30, 2008	261	863	122	64	1,310

Book value at September 30, 2009	240	599	67	22	928

(1)	In the year ended September 30, 2008, transfers relate primarily to assets of the Qimonda disposal group that were classified as held for disposal, and assets of the ALTIS disposal group that were reclassified into held and used. In the year ended September 30, 2009, transfers relate primarily to assets of the Wireline Communications business that were classified as held for disposal.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

19.	Investments Accounted for Using the Equity Method

Investments accounted for using the equity method principally relate to investment activities aimed at strengthening the Company’s future intellectual property potential.

A summary of activity for investments accounted for using the equity method for the years ended September 30, 2008 and 2009 is as follows:

	2008	2009
	(€ in millions)

Balance at beginning of year	627	20
Additions	23	—
Disposals	(7)	—
Dividends received	—	—
Equity in earnings	4	7
Reclassifications	—	—
Reclassification to held for disposal(1)	(627)	—
Foreign currency effects	—	—

Balance at end of year	20	27

(1)	Reclassification relates to the investment in Inotera Memories Inc., which was reclassified in held for disposal.

The aggregate summarized financial information for the Company’s most significant investments accounted for using the equity method (which consists primarily of Bipolar) for the years ended September 30 is as follows:

	2007	2008	2009
	(€ in millions)

Revenue	6	95	118
Gross profit	3	20	25
Net income	1	6	11

	2008	2009
	(€ in millions)

Current assets	58	67
Non-current assets	11	16
Current liabilities	(28)	(24)
Non-current liabilities	(6)	(13)

Total equity	35	46

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

20.	Other Financial Assets

Other non-current financial assets at September 30, 2008 and 2009 consist of the following:

	2008	2009
	(€ in millions)

Available-for-sale financial assets (note 13)	15	14
Long-term receivables	6	5
Investments in other equity investments	15	12
Related parties — financial and other receivables	20	—
Financial assets designated at fair value	11	9
Restricted cash	77	84

Total	144	124

21.	Other Assets

Other non-current assets at September 30, 2008 and 2009 consist of the following:

	2008	2009
	(€ in millions)

Prepaid expenses	14	17
Other	3	1

Total	17	18

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

22.	Goodwill and Other Intangible Assets

A summary of activity for intangible assets for the years ended September 30, 2008 and 2009 is as follows:

		Internally
		developed	Other
		intangible	Intangible
	Goodwill	assets	assets	Total
	(€ in millions)

Cost:
September 30, 2007	117	212	439	768
Additions — internally developed	—	44	—	44
Additions — from business combinations	171	—	148	319
Additions — other	—	—	14	14
In-process R&D	—	—	(14)	(14)
Disposals	—	(11)	—	(11)
Transfers(1)	(64)	(76)	(114)	(254)
Foreign currency effects	1	—	1	2

September 30, 2008	225	169	474	868

Additions — internally developed	—	47	—	47
Additions — from business combinations	(6)	—	—	(6)
Additions — other	—	—	8	8
Disposals	—	—	(33)	(33)
Transfers(1)	(38)	(52)	(49)	(139)

September 30, 2009	181	164	400	745

Accumulated amortization:
September 30, 2007	—	(110)	(324)	(434)
Amortization	—	(29)	(46)	(75)
Disposals	—	8	2	10
Transfers(1)	—	45	34	79
Impairment charges	—	—	(5)	(5)
Foreign currency effects	—	—	—	—

September 30, 2008	—	(86)	(339)	(425)

Amortization	—	(32)	(32)	(64)
Disposals	—	—	33	33
Transfers(1)	—	41	41	82
Impairment charges	—	(2)	(1)	(3)
Foreign currency effects	—	—	1	1

September 30, 2009	—	(79)	(297)	(376)

Carrying value as of September 30, 2008	225	83	135	443

Carrying value as of September 30, 2009	181	85	103	369

(1)	In the year ended September 30, 2008, transfers relate primarily to assets of the Qimonda disposal group that were classified as held for disposal, and assets of the ALTIS disposal group that were reclassified into held and used. In the year ended September 30, 2009, transfers relate primarily to assets of the Wireline Communications business that were classified as held for disposal.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The estimated aggregate amortization expense relating to internally developed and other intangible assets for each of the five succeeding fiscal years is as follows: 2010: €60 million; 2011: €56 million; 2012: €43 million; 2013: €26 million and 2014: €3 million.

23.	Trade and Other Payables

Trade and other payables at September 30, 2008 and 2009 consist of the following:

	2008	2009
	(€ in millions)

Third party — trade	473	371
Related parties — trade	15	13

Trade payables	488	384

Related parties — financial and other payables	6	5
Other	12	4

Total	506	393

24.	Provisions

Provisions at September 30, 2008 and 2009 consist of the following:

	2008	2009
	(€ in millions)

Personnel costs	347	187
Warranties and licenses	32	72
Asset retirement obligations	13	10
Post-retirement benefits	3	3
Other	56	253

Total	451	525

Provisions for personnel costs relate to employee-related obligations and include, among others, costs of incentive and bonus payments, holiday and vacation payments, termination benefits, early retirement, service anniversary awards, other personnel costs and related social security payments.

Provisions for warranties and licenses mainly represent the estimated future cost of fulfilling contractual requirements associated with products sold.

Provisions for asset retirement obligations relate to certain items of property, plant and equipment. Such asset retirement obligations may arise due to attributable environmental clean-up costs and to costs primarily associated with the removal of leasehold improvements at the end of the lease term.

Other provisions comprise provisions for outstanding expenses, penalties for default or delay on contracts, conservation, and waste management, and for miscellaneous other liabilities. The increase in other provisions for the year ended September 30, 2009 is primarily the result of the insolvency of Qimonda (see note 5). As of September 30, 2009, €163 million of €253 million relates to the insolvency of Qimonda.

Of the total amounts of €451 million and €525 million of provisions as of September 30, 2008 and 2009, respectively, the outflow of economic benefit is expected to occur within one year in respect of €424 million and €436 million, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

A summary of activity for provisions for the fiscal year ended September 30, 2009 is as follows:

		Warranties		Asset	Post-
	Personnel	and	Antitrust	retirement	retirement
	costs	licenses	settlement	obligations	benefits	Other	Total
	(€ in millions)

Balance as of September 30, 2008	347	32	—	13	3	56	451
Additions	120	50	—	—	—	233	403
Reclassification to held for disposal	(5)		—	—	—	(1)	(6)
Usage	(211)	(4)	—	(3)	—	(32)	(250)
Reversals	(64)	(6)	—	—	—	(3)	(73)

Balance as of September 30, 2009	187	72	—	10	3	253	525

The total amounts of provisions are reflected in the consolidated balance sheets as of September 30, 2008 and 2009, respectively, as follows:

	2008	2009
	(€ in millions)

Current	424	436
Non-current	27	89

Total	451	525

25.	Other Current Financial Liabilities

Other current financial liabilities at September 30, 2008 and 2009 consist of the following:

	2008	2009
	(€ in millions)

Financial instruments (note 36)	25	15
Interest	16	18
Settlement for anti-trust related matters (note 38)	20	17
Other	2	—

Total	63	50

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

26.	Other Current Liabilities

Other current liabilities at September 30, 2008 and 2009 consist of the following:

	2008	2009
	(€ in millions)

Deferred income	26	24
VAT and other taxes payable	13	19
Payroll obligations to employees	198	79
Deferred government grants (note 7)	13	15
Current portion of pension obligations (note 35)	1	—
Other	12	10

Total	263	147

Other deferred income includes amounts relating primarily to deferred license income (see note 6). The non-current portion is included in other liabilities (see note 29).

27.	Debt

Debt at September 30, 2008 and 2009 consists of the following:

	2008	2009
	(€ in millions)

Short-term debt and current maturities of long-term debt:
Loans payable to banks, weighted average rate 1.85%	139	51
Convertible subordinated notes, 5.0%, due 2010	—	425
Current portion of long-term debt	68	45

Total short-term debt and current maturities	207	521

Long-term debt:
Convertible subordinated notes, 7.5%, due 2014	—	145
Exchangeable subordinated notes, 1,375%, due 2010	193	—
Convertible subordinated notes, 5.0%, due 2010	531	—
Loans payable to banks:
Unsecured term loans, weighted average rate 2.59%, due 2009-2013	217	164
Secured term loans, weighted average rate 2.45%, due 2013	2	—
Notes payable to governmental entity, due 2010	20	20

Total long-term debt	963	329

Short-term loans payable to banks consist primarily of borrowings under the terms of short-term borrowing arrangements.

On June 5, 2003, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V. (as issuer), issued €700 million in convertible subordinated notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes were originally convertible, at the option of the holders of the notes, into a maximum of 68.4 million ordinary shares of the Company, at a conversion price

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

of €10.23 per share through maturity. As a result of the Company’s share capital increase in August 2009 (see note 30), the conversion price has been adjusted to €9.14 in accordance with an antidilution provision contained in the notes. The notes accrue interest at 5.0 percent per year. The notes are unsecured and rank pari passu with all present and future unsecured subordinated obligations of the issuer. The noteholders have a negative pledge relating to future capital market indebtedness, as defined. The noteholders have an early redemption option in the event of a change of control, as defined. A corporate reorganization resulting in a substitution of the guarantor shall not be regarded as a change of control, as defined. The Company may redeem the convertible notes after three years at their principal amount plus interest accrued thereon, if the Company’s share price exceeds 125 percent of the conversion price on 15 trading days during a period of 30 consecutive trading days. The convertible notes are listed on the Luxembourg Stock Exchange. On September 29, 2006 the Company (through the issuer) irrevocably waived its option to pay a cash amount in lieu of the delivery of shares upon conversion. During the 2008 fiscal year, the Company repurchased a notional amount of €100 million of its convertible subordinated notes due 2010 and the repurchased notes were subsequently cancelled. The transaction resulted in a loss of €8 million before tax, which was recognized in interest expense. The repurchase was made out of available cash. At September 30, 2008, the outstanding notional amount was €600 million. Throughout the 2009 fiscal year, the Company repurchased additional notional amounts of €152 million of its convertible subordinated notes due 2010. This includes repurchases effected through a public tender offer in May 2009. Repurchases of a notional amount of €74 million resulted in a loss of €4 million before tax, which was recognized in interest expense. Repurchases of a notional amount of €78 million resulted in a gain of €15 million before tax, which was recognized in interest income. The repurchases were made out of available cash amounting to €131 million, and the repurchased notes were subsequently cancelled. At September 30, 2009, the outstanding notional amount was €448 million.

On September 26, 2007, the Company (as guarantor) through its subsidiary Infineon Technologies Investment B.V. (as issuer), issued €215 million in exchangeable subordinated notes due 2010 at par. The notes accrued interest at 1.375 percent per year. The notes were exchangeable into a maximum of 20.5 million Qimonda ADSs. Throughout the 2009 fiscal year, the Company repurchased and redeemed notional amounts of €215 million of its exchangeable subordinated notes due 2010. This includes repurchases effected through a tender offer in May 2009. Repurchases and redemptions of a notional amount of €48 million resulted in a loss of €2 million before tax, which was recognized in interest expense. Repurchases of a notional amount of €167 million resulted in a gain of €46 million before tax, which was recognized in interest income. The repurchases and redemptions were made out of available cash amounting to €154 million, and repurchased notes were subsequently cancelled. After determining that the outstanding amount of the notes had fallen below 20 percent of the original issue size, the Company exercised its right to terminate the notes and fully redeemed the remaining €19 million at par on September 29, 2009. Consequently, there is no outstanding amount at September 30, 2009.

On May 26, 2009, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V., issued €196 million in new subordinated convertible notes at a discount of 7.2 percent in an offering to institutional investors. The notes were initially convertible, at the option of the holders of the notes, into a maximum of 74.9 million ordinary shares of the Company, at a conversion price of €2.61 per share through maturity. As a result of the Company’s share capital increase in August 2009 (see note 30), the conversion price has been adjusted to €2.33 in accordance with an antidilution provision contained in the notes. The notes accrue interest at 7.5 percent per year. The principal of the notes is unsecured and ranks pari passu with all present and future unsecured subordinated obligations of the issuer. The coupons of the notes are secured and unsubordinated. The noteholders have a negative pledge relating to future capital market indebtedness and an early redemption option in the event of a change of control. The Company may redeem the convertible notes due 2014 after two and a half years at their nominal amount plus interest accrued thereon plus the present value of all remaining coupon payments through the maturity date, if the Company’s closing share price exceeds 150 percent of the conversion price on 15 out of the previous 30

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

consecutive trading days. The notes are listed on the Open Market (Freiverkehr) of the Frankfurt Stock Exchange. €31 million attributable to the conversion right of the noteholders were recognized in additional paid in capital at the date of issuance for the subordinated convertible notes due 2014.

In September 2004, the Company executed a $400/€400 million syndicated credit facility with a five-year term, which was subsequently reduced to $345/€300 million in August 2006. The facility consisted of two tranches. Tranche A was a term loan originally intended to finance the expansion of the Richmond, Virginia manufacturing facility. The facility had customary financial covenants, and drawings bore interest at market-related rates that were linked to financial performance. The lenders of this credit facility had been granted a negative pledge relating to the future financial indebtedness of the Company with certain permitted encumbrances. In January 2006, the Company drew $345 million under Tranche A, on the basis of a repayment schedule that consisted of equal installments falling due in March and September each year. On September 23, 2009, Tranche A was fully repaid at its final maturity. Tranche B, which was a multicurrency revolving facility to be used for general corporate purposes, expired undrawn at its final maturity on September 23, 2009.

In June 2009, local financial institutions granted working capital and project loan facilities to Infineon Technologies (Wuxi) Co. Ltd. amounting to a total of $141 million (€97 million). These multi-year facilities are available for general corporate purposes and the expansion of manufacturing facilities in Wuxi, China, including intragroup asset transfers. As of September 30, 2009, these facilities remained unused and are partially secured by an asset pledge and a corporate guarantee.

The Company has established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for various funding purposes.

	Nature of financial		As of September 30, 2009
	institution	Purpose/	Aggregate
Term	commitment	intended use	facility	Drawn	Available
			(€ in millions)

Short-term	firm commitment	general corporate purposes, working capital, guarantees	108	51	57
Short-term	no firm commitment	working capital, cash management	114	—	114
Long-term(1)	firm commitment	project finance	269	229	40

Total			491	280	211

(1)	Including current maturities.

Interest expense incurred in connection with financial debt for the years ended September 30, 2007, 2008 and 2009, was €129 million, €138 million and €123 million, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Aggregate amounts of debt maturing subsequent to September 30, 2009 are as follows:

Fiscal year ending September 30,	Amount
(€ in millions)

2010	521
2011	78
2012	66
2013	40
2014	145

Total	850

28.	Other Financial Liabilities

Other non-current financial liabilities at September 30, 2008 and 2009 consist of the following:

	2008	2009
	(€ in millions)

Settlement for antitrust related matters (note 38)	17	—
Other	3	5

Total	20	5

29.	Other Liabilities

Other non-current liabilities at September 30, 2008 and 2009 consist of the following:

	2008	2009
	(€ in millions)

Deferred income (note 26)	43	53
Deferred government grants (note 7)	9	6
Deferred compensation	11	10
Other	13	16

Total	76	85

30.	Equity

Ordinary Share Capital

As of September 30, 2009 the Company had 1,086,742,085 registered ordinary shares, notional value €2.00 per share, outstanding. During the year ended September 30, 2008, the Company increased its share capital by €26,900 by issuing 13,450 ordinary shares in connection with the Company’s Long-Term Incentive Plans. During the year ended September 30, 2009, no ordinary shares have been issued in connection with the Company’s Long Term Incentive Plans. On August 5, 2009, the Company increased its share capital in a first step by €645,653,928 by issuing 322,826,964 shares from the Authorized Capital 2007 (registered in the Commercial Register as “Authorized Capital 2007/I”) resolved on February 15, 2007 and part of the Authorized Capital 2009/I resolved on February 12, 2009. The new shares were offered to Infineon’s shareholders for subscription at a ratio of four new shares for every nine existing shares held. After the execution of the first step of the capital increase, the share capital consisted of €2,145,138,098. In a second step, on August 11, 2009, the Company further increased its share capital by

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

€28,346,072 by issuing 14,173,036 shares resulting from the Authorized Capital 2009/I resolved on February 12, 2009. The new shares were issued to Admiral Participations (Luxembourg) S.a.r.l. After these capital increases, the share capital consisted of €2,173,484,170. As a result of the capital increase, the Company’s share capital increased by €674 million.

Additional-Paid-in-Capital

The Additional-paid-in-Capital increased by €6 million, net of costs incurred of €45 million, in connection with the capital increase.

Authorized and Conditional Share Capital

The Authorized Capital II/2004 expired on January 19, 2009. Furthermore, the capital increases in August 2009 were implemented by utilizing all of the Company’s Authorized Capitals 2007 and 2009/I. Therefore, the Company’s articles of association currently do not provide for an authorized capital.

Conditional Capital

The Company’s conditional capital recorded in the Commercial Register amounts to €665,335,548. It has been created through six conditional capital increases:

•	Conditional Capital I (registered in the Commercial Register as “Conditional Capital 1999/I”) pursuant to Section 4(4) of the Articles of Association in an aggregate nominal amount of up to €34.6 million that may be used to issue up to 17.3 million new registered shares in connection with the Company’s 2001 Long-Term Incentive Plan;

•	Conditional Capital III (registered in the Commercial Register as “Conditional Capital 2001/I”) pursuant to Section 4(6) of the Articles of Association in an aggregate nominal amount of up to €29 million that may be used to issue up to 14.5 million new registered shares in connection with the Company’s 2001 and 2006 Long-Term Incentive Plans;

•	Conditional Capital 2002 (registered in the Commercial Register as “Conditional Capital 2007/II”) pursuant to Section 4(7) of the Articles of Association in an aggregate nominal amount of up to €152 million that may be used to issue up to 76 million new registered shares upon conversion of debt securities issued in June 2003;

•	Conditional Capital 2007 (registered in the Commercial Register as “Conditional Capital 2007/I”) pursuant to Section 4(5) of the Articles of Association in an aggregate nominal amount of €149.9 million that may be used to issue up to 74.95 million new registered shares upon conversion of debt securities, which the Company may issue at any time prior to February 14, 2012;*

•	Conditional Capital 2008 (registered in the Commercial Register as “Conditional Capital 2008/I”) pursuant to Section 4(8) of the Articles of Association in an aggregate nominal amount of €149.9 million that may be used to issue up to 74.95 million new registered shares upon conversion of debt securities, which the Company may issue at any time prior to February 13, 2013;*

•	Conditional Capital 2009/I pursuant to Section 4(9) of the Articles of Association in an aggregate nominal amount of €149.9 million that may be used to issue up to 74.95 million new registered shares upon conversion of convertible bonds issued in May 2009.

*	Due to the issuance of the convertible bonds in May 2009 which are covered by the Conditional Capital 2009/I, additional debt securities convertible into shares of the Company may not be issued under authorizations existing as of September 30, 2009. Accordingly, shares may not be issued from Conditional Capitals 2007 and 2008.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Other Components of Equity

The changes in other components of equity for the fiscal years ended September 30, 2007, 2008 and 2009 are as follows:

					2008			2009
		2007			Tax			Tax
	Pretax	Tax effect	Net	Pretax	effect	Net	Pretax	effect	Net
					(€ in millions)

Unrealized (losses) gains on securities:
Unrealized holding (losses) gains	(4)	—	(4)	2	—	2	(15)	—	(15)
Reclassification adjustment for losses (gains) included in net income or loss	(7)	—	(7)	1	—	1	19	—	19

Net unrealized (losses) gains	(11)	—	(11)	3	—	3	4	—	4

Unrealized gains (losses) on cash flow hedges	3	—	3	(2)	—	(2)	7	—	7
Foreign currency translation adjustment	(106)	—	(106)	(36)	—	(36)	145	—	145

Other components of equity	(114)	—	(114)	(35)	—	(35)	156	—	156

Dividends

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent, as determined in accordance with the HGB. All dividends must be approved by shareholders.

No dividends were paid in the 2007 or 2008 fiscal years. No earnings are available for distribution as a dividend for the 2009 fiscal year, since Infineon Technologies AG on a stand-alone basis as the ultimate parent incurred a cumulative loss (Bilanzverlust) as of September 30, 2009.

Subject to market conditions, Infineon intends to retain future earnings for investment in the development and expansion of its business.

Minority Interests

ALTIS is a joint venture between the Company and IBM, with each having equal voting representation. In December 2005, the Company further amended its agreements with IBM in respect of the ALTIS joint venture and began to fully consolidate ALTIS, whereby IBM’s 50 percent ownership interest is reflected as minority interest (see note 5).

Effective May 1, 2006, the Company contributed substantially all of the operations of its memory products segment, including the assets and liabilities that were used exclusively for these operations, to Qimonda, a stand-alone legal company. On August 9, 2006, Qimonda completed an initial public offering on the New York Stock Exchange through the issuance of 42 million ADSs at an offering price of $13 per ADS. The ADSs traded under the symbol “QI” on the New York Stock Exchange until March 2009. In addition, the Company sold 6.3 million Qimonda ADSs upon exercise of the underwriters’ over-allotment option. As a result of these transactions, the Company reduced its shareholding in Qimonda to 85.9 percent. During the fourth quarter of the 2007 fiscal year, Infineon sold an additional 28.75 million Qimonda ADSs, further reducing its ownership interest in Qimonda to 77.5 percent. The minority investors’

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

ownership interest in Qimonda of 22.5 percent as of September 30, 2008 is reflected as minority interest. During the second quarter of the 2009 fiscal year the Company deconsolidated Qimonda as a result of Qimonda’s application to commence insolvency proceedings (see note 5). Thus no minority ownership interest relating to Qimonda is included in the Company’s consolidated balance sheet as of September 30, 2009.

31.	Capital Management

The key objective of the Company’s capital management is to ensure financial flexibility on the basis of a sound capital structure. In line with peer companies in the industry, there is a strong emphasis on liquidity in order to finance operations and make planned capital expenditures throughout the business cycle. The sources of liquidity are cash flows generated from operations, cash on hand, and available credit facilities as well as the occasional issuance and sale of securities on the capital markets.

The Company is not subject to any statutory capital requirements. Its capital management during the year ended September 30, 2008 was based on financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), since these were the primary accounting standards used by the Company during that period. Starting October 1, 2008, with the implementation of IFRS as primary accounting standards, the Company’s capital management is based solely on IFRS. The Company’s capital management, its objectives and definitions of ratios, remained unchanged when switching from U.S. GAAP to IFRS at the beginning of the fiscal year ended September 30, 2009.

Infineon considers its net cash position or net debt position, as the case may be, defined as gross cash position less the sum of short-term and long-term debt, as the principal indication of its liquidity position. Gross cash position is defined as the sum of cash, cash equivalents and available-for-sale financial assets. Infineon’s key goal in terms of capital management is maintaining a net cash position in combination with a ratio of gross cash position to sales of approximately 20 percent to 25 percent. Furthermore, Infineon manages its capital structure primarily by the ratio of short-term and long-term debt-to-EBITDA which should normally not exceed 2. Infineon defines EBIT as earnings (loss) before income (loss) from discontinued operations, interest, and taxes. EBITDA is defined as EBIT plus depreciation and amortization.

The Company recalculated these key ratios of capital management using IFRS financial data for the fiscal year ended September 30, 2008, which had been previously computed using U.S. GAAP financial data, only for the purpose of presenting a comparison based on IFRS of the fiscal year ended September 30, 2009.

The various refinancing measures undertaken in the 2009 fiscal year, most notably the capital increase executed in August 2009 (see note 30), have contributed to a significant improvement of Infineon’s liquidity position and capital structure. This is evidenced by the fact that for the year ended September 30, 2008, Infineon had a net debt position of €287 million (€366 million on a U.S. GAAP basis, the difference primarily owing to the bifurcation of outstanding convertible and exchangeable subordinated notes into their debt and equity components under IFRS), whereas for the year ended September 30, 2009, Infineon had a net cash position of €657 million. This development was mainly due to net proceeds of €680 million from the capital increase, positive cash-flow from operations in excess of expenditures for investing purposes and, to a lesser extent, repurchases of outstanding convertible and exchangeable subordinated notes below their carrying amount. The ratio of gross cash position to sales amounted to 23 percent (identical to U.S. GAAP) for the year ended September 30, 2008 and amounted to 50 percent for the year ended September 30, 2009. Included in gross cash position are funds that will be needed to redeem the remaining outstanding convertible subordinated notes issued in 2003 at maturity in June 2010. For the year ended September 30, 2008, the short-term and long-term debt-to-EBITDA ratio of Infineon (excluding Qimonda) was 2.3 (on a U.S. GAAP basis, 2.6). For the year ended September 30, 2009, the short-term and long-term debt-to-EBITDA ratio of Infineon (excluding Qimonda) deteriorated to 2.9 based

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

on significantly negative EBIT of €226 million, the impact of which was only partially offset by the reduction of debt through scheduled amortizations of credit facilities and the repurchases and redemptions of outstanding convertible subordinated and exchangeable subordinated notes, in excess of the proceeds of new convertible subordinated notes due 2014 that were issued in May 2009.

32.	Share-based Compensation

In 1999, the Company’s shareholders approved a long-term incentive plan, which provided for the granting of non-transferable options to acquire ordinary shares over a future period. Under the terms of the LTI 1999 Plan, the Company could grant up to 48 million options over a five-year period. The exercise price of each option equals 120 percent of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options vest at the date on which the Company’s stock reaches the exercise price for at least one trading day but not before the end of a two-year restriction period. Options expire seven years from the grant date. The outstanding options under this plan expired during the 2008 fiscal year.

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

At the discretion of the Company, exercised options of the LTI 2001 Plan and SOP 2006 can be satisfied with shares either by issuing shares from the “Conditional Share Capital I” and “Conditional Share Capital III” for the LTI 2001 Plan or from the “Conditional Share Capital III” and “Conditional Share Capital IV/2006” for the SOP 2006 or by transferring own shares held by the Company.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

A summary of the status of the LTI 1999 Plan, the LTI 2001 Plan, and the SOP 2006 as of September 30, 2008 and 2009, respectively, and changes during the fiscal years then ended are presented below (options in millions, exercise price in Euro, intrinsic value in millions of Euro):

			Weighted-
		Weighted-	average
	Number of	average	remaining life	Aggregated
	options	exercise price	(in years)	intrinsic value

Outstanding at September 30, 2007	39.4	16.17	2.99	66
Granted	—	—
Exercised	—	—
Forfeited and expired	(6.2)	37.44

Outstanding at September 30, 2008	33.2	12.30	2.28	—

Vested and expected to vest, net of estimated forfeitures at September 30, 2008	30.6	12.32	2.28	—
Exercisable at September 30, 2008	26.5	12.89	1.83	—
Outstanding at September 30, 2008	33.2	12.30	2.28	—
Granted	2.6
Exercised	—	—
Forfeited and expired	(12.1)	16.28

Outstanding at September 30, 2009	23.7	9.18	2.23	3.0

Vested and expected to vest, net of estimated forfeitures at September 30, 2009	23.1	9.22	2.18	2.7
Exercisable at September 30, 2009	17.6	9.74	1.51	—

The following table summarizes information about stock options outstanding and exercisable as of September 30, 2009 (options in millions, exercise prices in Euro):

	Outstanding			Exercisable
		Weighted-
		average	Weighted-		Weighted-
	Number of	remaining life	average	Number of	average
Range of exercise prices	options	(in years)	exercise price	options	exercise price

Under €5	2.7	5.68	2.72	—	—
€5 — €10	14.3	1.79	8.72	12.9	8.78
€10 — €15	6.7	1.83	12.67	4.7	12.40

Total	23.7	2.24	9.18	17.6	9.74

Options with an aggregate fair value of €32 million, €26 million and €10 million vested during the fiscal years ended September 30, 2007, 2008 and 2009, respectively. Options with a total intrinsic value of €6 million, €0 million and €0 were exercised during the fiscal years ended September 30, 2007, 2008 and 2009, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Changes in the Company’s unvested options for the fiscal years ended September 30, 2008 and 2009 are summarized as follows (options in millions, fair values in Euro, intrinsic value in millions of Euro):

			Weighted-
		Weighted-	average
	Number of	average grant	remaining life	Aggregated
	options	date fair value	(in years)	intrinsic value

Unvested at September 30, 2007	13.6	3.50	4.77	35
Granted	—	—
Vested	(6.5)	4.04
Forfeited	(0.4)	3.23

Unvested at September 30, 2008	6.7	2.96	4.05	—

Unvested options expected to vest	4.1	3.30	4.03	—
Unvested at September 30, 2008	6.7	2.96	4.05	—
Granted	2.6	0.71
Vested	(2.9)	3.54
Forfeited	(0.4)	2.99

Unvested at September 30, 2009	6.0	1.70	4.33	3.0

Unvested options expected to vest	5.5	1.69	4.34	2.7

The fair value of each option grant issued pursuant to the 1999 and 2001 Long-Term Incentive Plans was estimated on the grant date using the Black-Scholes option-pricing model. For options granted prior to October 1, 2005, Infineon relied on historical volatility measures when estimating the fair value of stock options granted to employees. For options granted after October 1, 2005, Infineon uses a combination of implied volatilities from traded options on Infineon’s ordinary shares and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted was estimated based on historical experience.

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

For options granted after October 1, 2005, forfeitures are estimated based on historical experience; prior to that date, forfeitures were recorded as they occurred. The risk-free rate is based on Treasury note yields at the time of grant for the estimated life of the option. Infineon has not made any dividend payments during the fiscal year ended September 30, 2009.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following weighted-average assumptions were used in the fair value calculation during the fiscal years ended September 30, 2007 and 2009 as there was no issuance during the 2008 fiscal year:

	2007	2009

Weighted-average assumptions:
Risk-free interest rate	3.91%	1.88%
Expected volatility, underlying shares	40%	67%
Expected volatility, SOX index	36%	36%
Forfeiture rate, per year	3.40%	3.40%
Dividend yield	0%	0%
Expected life in years	3.09	3.20
Weighted-average fair value per option at grant date in €	2.03	0.71

As of September 30, 2009, there was a total of €2 million in unrecognized compensation expense related to unvested stock options of Infineon, which is expected to be recognized over a weighted-average period of 1.22 years.

Share-Based Compensation Expense

Share-based compensation expense was allocated as follows for the fiscal years ended September 30, 2007, 2008 and 2009:

	2007	2008	2009
	(€ in millions)

Compensation expense recognized:
Cost of goods sold	2	1	—
Selling, general and administrative expenses	6	3	2
Research and development expenses	4	1	—

Total share-based compensation expense	12	5	2

Share-based compensation effect on basic and diluted loss per shares in €	(0.02)	(0.01)	—

No cash was received from stock option exercises during the fiscal years ended September 30, 2008 and 2009. The amount of share-based compensation expense which was capitalized and remained in inventories for the fiscal years ended September 30, 2007, 2008 and 2009 was immaterial. Share-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes.

33.	Supplemental Cash Flow Information

	2007	2008	2009
	(€ in millions)

Non-cash investing activities:
Molstanda (note 4)	(41)	—	—
Non-cash financing activities:
Molstanda (note 4)	76	—	—

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

34.	Related Parties

The Company has transactions in the normal course of business with Equity Method Investments and related persons such as members of the Management and Supervisory Boards (collectively, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

Related Party receivables consist primarily of trade, financial, and other receivables from Equity Method Investments and Related Companies, and totaled €78 million and €9 million as of September 30, 2008 and 2009, respectively.

Related Party payables consist primarily of trade, financial, and other payables from Equity Method Investments, and totaled €21 million and €15 million as of September 30, 2008 and 2009, respectively.

Related Party receivables and payables as of September 30, 2008 and 2009 have been segregated first between amounts owed by or to companies in which the Company has an ownership interest, and second based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of products and services. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrue interest at interbank rates.

Sales to Related Parties totaled €57 million, €1 million and €2 million in the 2007, 2008 and 2009 fiscal years, respectively, whereas purchases from Related Parties totaled €47 million, €148 million and €138 million in the 2007, 2008 and 2009 fiscal years, respectively.

Remuneration of Management

In the 2009 fiscal year, the currently active members of the Management Board of Infineon Technologies AG received total compensation of €3.6 million (previous year: €3.3 million, pro rata for the duration of membership on the Management Board during the fiscal year). The total annual compensation for all active members of the Management Board in the previous fiscal year amounted to €4.9 million and included the compensation for Mr. Fischl and Dr. Ziebart who retired during the 2008 fiscal year. In the 2008 and 2009 fiscal years, no stock options were granted to members of the Management Board. No performance-related bonuses were paid for the 2008 and 2009 fiscal years. The total cash compensation in the 2009 fiscal year paid to the current members of the Management Board amounts to €3.6 million (previous year: €3.3 million).

The total aggregate cash compensation of the members of the Supervisory Board of the Infineon Technologies AG in the 2009 fiscal year amounted to €0.5 million (previous year: €0.5 million). In the 2009 fiscal year, the members of the Supervisory Board waived their share appreciations rights for the 2009 fiscal year.

Former members of the Management Board received total payments of €1.8 million (severance and pension payments) in the 2009 fiscal year (previous year: €0.9 million).

As of September 30, 2009, pension liabilities for former members of the Management Board amount to €27 million (previous year: €27 million).

Neither Infineon Technologies AG nor any of its subsidiaries have granted loans to any member of the Supervisory or Management Boards.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

35.	Employee Benefits

Pension benefits provided by the Company are currently organized primarily through defined benefit pension plans which cover a significant portion of the Company’s employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment, while others are fixed plans depending on ranking (both salary level and position). The measurement date for the Company’s pension plans is September 30.

Information with respect to the Company’s pension plans for the years ended September 30, 2008 and 2009 is presented for German (“Domestic”) plans and non-German (“Foreign”) plans:

	2008		2009
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Change in defined benefit obligation:
Present value of defined benefit obligation at beginning of year	(398)	(77)	(297)	(79)
Current service cost	(16)	(3)	(10)	(2)
Interest cost	(18)	(4)	(19)	(4)
Actuarial gains (losses)	69	(1)	(46)	2
Divestitures	—	—	—	10
New plan created and plan amendments	1	(1)	—	—
Curtailments	—	—	4	3
Benefits paid	5	2	8	3
Plan transfers to Qimonda	7	—	—	—
Present value of defined benefit obligation reclassified as held for disposal	53	2	11	1
Foreign currency effects	—	3	—	2

Present value of defined benefit obligation at end of year	(297)	(79)	(349)	(64)

Change in fair value of plan assets:
Fair value at beginning of year	368	41	298	35
Expected return on plan assets	22	3	21	2
Actuarial losses	(63)	(5)	(14)	(4)
Divestitures	—	—	—	(6)
Contributions	10	3	8	3
Benefits paid	(5)	(2)	(8)	(3)
Plan transfers to Qimonda	(7)	—	—	—
Fair value plan assets reclassified as held for disposal	(27)	(1)	(11)	—
Foreign currency effects	—	(4)	—	(2)

Fair value of plan assets at end of year	298	35	294	25

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

A reconciliation of the funded status of the Company’s pension plans to the amounts recognized in the consolidated balance sheets is as follows:

	2008		2009
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Present value of funded obligations	(297)	(79)	(349)	(64)
Fair value of plan assets	298	35	294	25

Funded status	1	(44)	(55)	(39)

Asset ceiling	—	—	—	—

Asset (liability) recognized	1	(44)	(55)	(39)

Amounts recognized in the consolidated balance sheets consist of:

	2008		2009
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Pension assets	1	—	—	—
Current portion pension liabilities	—	(1)	—	—
Pension liabilities	—	(43)	(55)	(39)

Asset (liability) recognized	1	(44)	(55)	(39)

The experience adjustments, meaning differences between changes in assets and obligations expected on the basis of actuarial assumptions and actual changes in those assets and obligations, are as follows:

	2008		2009
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Differences between expected and actual developments:
of fair value of the obligation	4	(1)	(1)	3
of fair value of plan assets	(63)	(5)	(14)	(4)

The actual return on plan assets was €(43) million and €5 million in the years ended September 30, 2008 and 2009, respectively.

The weighted-average assumptions used in calculating the actuarial values for the pension plans are as follows:

	2008		2009
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

Discount rate	6.8%	6.1%	5.8%	5.3%
Rate of salary increase	2.5%	2.8%	2.0%	1.9%
Projected future pension increases	2.0%	2.9%	2.0%	1.4%
Expected return on plan assets	6.5%	7.0%	7.1%	7.2%

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

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

Expected Long-term Rate of Return on Plan Assets

Establishing the expected rate of return on pension assets requires judgment. The Company’s approach in determining the long-term rate of return for plan assets is based upon historical financial market relationships that have existed over time; the types of investment classes in which pension plan assets are invested, long-term investment strategies, as well as the expected compounded return the Company can reasonably expect the portfolio to earn over appropriate time periods.

The Company reviews the expected long-term rate of return annually and revises it as appropriate. Also, the Company periodically commissions detailed asset/liability studies to be performed by third-party professional investment advisors and actuaries.

Plan Asset Allocation

As of September 30, 2008 and 2009 the percentage of plan assets invested and the targeted allocation in major asset categories are as follows:

	2008		2009		Targeted allocation
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Equity securities	30%	47%	31%	37%	36%	47%
Debt securities	36%	16%	28%	17%	31%	16%
Other	34%	37%	41%	46%	33%	37%

Total	100%	100%	100%	100%	100%	100%

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

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The components of net periodic pension cost for the years ended September 30, 2007, 2008 and 2009 are as follows:

	2007		2008		2009
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans
			(€ in millions)

Service cost	(22)	(4)	(16)	(3)	(10)	(2)
Interest cost	(19)	(4)	(18)	(4)	(19)	(4)
Expected return on plan assets	17	3	22	3	21	2
Amortization of unrecognized prior service (cost) benefit	(1)	—	1	—	—	—
Curtailment gain recognized	—	1	—	—	4	3

Net periodic pension cost	(25)	(4)	(11)	(4)	(4)	(1)

The past service costs relating to the pension plans are amortized in equal amounts over the average period until the benefits become vested.

Actuarial gains of €124 million, €0 million and a loss of €62 million have been recognized in the statement of recognized income and expense for the years ended September 30, 2007, 2008 and 2009 respectively.

It is not planned nor anticipated that any plan assets will be returned to any business entity during the next fiscal year.

The effect of employee terminations in connection with the Company’s restructuring plans on the Company’s pension obligation is reflected as a curtailment in the years ended September 30, 2007, 2008 and 2009 pursuant to the provisions of IAS 19.

The interest cost due to the increase in the present value of the defined benefit obligation during a period and the interest income from the plan assets are shown as interest expense or interest income. The remaining net periodic pension cost is mainly attributed to cost of sales, research and development costs and selling, general and administrative expenses.

The Company recognized €108 million, €105 million and €101 million as an expense for defined contribution plans in the financial years ended September 30, 2007, 2008 and 2009.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

36.	Additional Disclosures on Financial Instruments

The following table presents the carrying amounts and the fair values by class of financial instruments and reconciliation from the classes of financial instruments to the IAS 39 categories of financial instruments.

		Categories of financial assets
		At fair
		value
		through
	Carrying	profit or	Designated cash	Available	Loans and
Financial assets:	amount	loss	flow hedges	for sale	receivables	Fair value
	(€ in millions)

Balance September 30, 2008
Current assets:
Cash and cash equivalents	749	—	—	—	749	749
Available-for-sale financial assets	134	—	—	134	—	134
Trade and other receivables	799	—	—	—	799	799
Other current financial assets	19	19	—	—	—	19
Non-current assets:
Other financial assets	144	—	—	29	115	144

Total	1,845	19	—	163	1,663	1,845

Balance September 30, 2009
Current assets:
Cash and cash equivalents	1,414	—	—	—	1,414	1,414
Available-for-sale financial assets	93	—	—	93	—	93
Trade and other receivables	514	—	—	—	514	514
Other current financial assets	26	25	1	—	—	26
Non-current assets:
Other financial assets	124	—	—	26	98	124

Total	2,171	25	1	119	2,026	2,171

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

		Categories of financial liabilities
		At fair		Other
		value	Designated	financial
		through	cash flow	liabilities
	Carrying	profit or	hedges at	(amortized	Lease
Financial liabilities:	amount	loss	fair value	cost)	liabilities	Fair value
			(€ in millions)

Balance September 30, 2008
Current liabilities:
Short-term debt and current maturities of long-term debt	207	—	—	207	—	207
Trade and other payables	507	—	—	507	—	507
Other current financial liabilities	63	20	5	38	—	63
Non-current liabilities:
Long-term debt	963	—	—	963	—	967
Other financial liabilities	20	—	—	20	—	20

Total	1,760	20	5	1,735	—	1,764

Balance September 30, 2009
Current liabilities:
Short-term debt and current maturities of long-term debt	521	—	—	521	—	506
Trade and other payables	393	—	—	393	—	393
Other current financial liabilities	50	15	—	35	—	50
Non-current liabilities:
Long-term debt	329	—	—	329	—	317
Other financial liabilities	5	—	—	5	—	5

Total	1,298	15	—	1,283	—	1,271

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following table contains information about net gains (losses) from continuing operations by category of financial instruments for the years ended September 30, 2008 and 2009:

			Financial assets and
			financial receivables
			at fair value through
			profit or loss
			Designated
			as at fair
	Available-		value
	for-sale		through
	financial	Loans and	profit or	Held for	Other	Cash flow
Net gains (losses) on financial instruments	assets	receivables	loss	trading	liabilities	hedges	Total
	(€ in millions)

Fiscal year 2008:
Total removed from equity and recognized in profit or loss	(2)	—	—	—	—	(2)	(4)
Fair value gain (loss) recognized directly in equity	1	—	—	—	—	—	1

Net gains (losses) recognized in equity	(1)	—	—	—	—	(2)	(3)

Interest revenue	9	46	2	—	(147)	(2)	(92)
Net foreign exchange gain (loss)	—	(10)	—	15	10	—	15
Fair value gain (loss)	(3)	—	(10)	(12)	—	—	(25)
Impairment loss (reversal)	(6)	(3)	—	—	—	—	(9)

Total recognized in profit or loss	—	33	(8)	3	(137)	(2)	(111)

Total net gain (loss)	(1)	33	(8)	3	(137)	(4)	(114)

Fiscal year 2009:
Total removed from equity and recognized in profit or loss	4	—	—	—	—	7	11
Fair value gain (loss) recognized directly in equity	—	—	—	—	—	—	—

Net gains (losses) recognized in equity	4	—	—	—	—	7	11

Interest revenue	61	22	—	—	(124)	(2)	(43)
Net foreign exchange gain (loss)	—	3	—	(16)	2	—	(11)
Fair value gain (loss)	(23)	—	(4)	17	—	—	(10)
Impairment loss (reversal)	—	(18)	—	—	—	—	(18)

Total recognized in profit or loss	38	7	(4)	1	(122)	(2)	(82)

Total net gain (loss)	42	7	(4)	1	(122)	5	(71)

Derivative Financial Instruments and Hedging Activities

The Company periodically enters into derivative financial instruments, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on the Company’s foreign currency

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.

The Euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2008 and 2009 are as follows:

	2008		2009
	Notional	Fair	Notional	Fair
	amount	value	amount	value
	(€ in millions)

Forward contracts sold:
U.S. dollar	213	(5)	390	8
Japanese yen	5	—	4	—
Singapore dollar	10	—	2	—
Malaysian ringgit	3	—	—	—
Forward contracts purchased:
U.S. dollar	157	(4)	78	(5)
Japanese yen	1	—	5	—
Singapore dollar	29	—	16	—
Great Britain pound	9	—	4	—
Malaysian ringgit	52	—	41	(2)
Norwegian krone	2	—	—	—
Currency options sold:
U.S. dollar	177	(5)	—	—
Currency options purchased:
U.S. dollar	163	1	—	—
Interest rate swaps	500	(1)	500	16
Other	77	(1)	13	(6)

Fair value, net		(15)		11

The Company enters into derivative instruments, primarily foreign exchange forward contracts, to hedge significant anticipated U.S. dollar cash flows from operations. During the fiscal year ended September 30, 2009, the Company designated as cash flow hedges certain foreign exchange forward contracts and foreign exchange options related to highly probable forecasted sales denominated in U.S. dollars. The Company did not record any ineffectiveness for these hedges for the fiscal year ended September 30, 2009. However, it excluded differences between spot and forward rates and the time value from the assessment of hedge effectiveness and included this component of financial instruments’ gain or loss as part of cost of goods sold. It is estimated that €0 million of the net result recognized directly in other components of equity as of September 30, 2009 will be reclassified into earnings during the 2010 fiscal year. All foreign exchange derivatives designated as cash flow hedges held as of September 30, 2009 have maturities of five months or less. Foreign exchange derivatives entered into by the Company to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period with unrealized gains and losses recognized in earnings. For the fiscal years ended September 30, 2008 and 2009, no gains or losses were reclassified from other components of equity as a result of the discontinuance of foreign currency cash flow hedges resulting from a determination that it was probable that the original forecasted transaction would not occur.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Fair Value

Fair values of financial instruments are determined using quoted market prices or discounted cash flows. The fair value of the Company’s unsecured term loans and interest-bearing notes payable approximate their carrying values as their interest rates approximate those which could be obtained currently. At September 30, 2009, the subordinated convertible notes, due 2010 and 2014, were trading at a 0.45 percent and a 93.14 percent premium to par, respectively, based on quoted market values. The fair values of the Company’s cash and cash equivalents, receivables and payables, as well as related-party receivables and payables and other financial instruments approximated their carrying values due to their short-term nature. Available for sale financial assets are recorded at fair value (see note 13).

37.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall financial risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance. The Company uses derivative financial instruments to hedge certain risk exposures. Risk management is carried out by a central Finance and Treasury (“FT”) department under policies approved by the Management Board. The FT department identifies, evaluates and hedges financial risks in close co-operation with the Company’s operating units. The FT department’s policy contains written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Market Risk

Market risk is defined as the risk of loss related to adverse changes in market prices of financial instruments, including those related to foreign exchange rates and interest rates.

The Company is exposed to various financial market risks in the ordinary course of business transactions, primarily resulting from changes in foreign exchange rates and interest rates. The Company enters into diverse derivative financial transactions with several counterparties to limit such risks. Derivative instruments are used only for hedging purposes and not for trading or speculative purposes.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Although the Company prepares the consolidated financial statements in Euro, major portions of its sales volumes as well as costs relating to the design, development, manufacturing and marketing of products are denominated in currencies other than the Euro, primarily the U.S. dollar. Fluctuations in the exchange rates of these currencies to the Euro had an effect on results in the 2008 and 2009 fiscal years.

Management has established a policy to require the Company’s individual legal entities to manage their foreign exchange risk against their functional currency. The legal entities are required to internally hedge their entire foreign exchange risk exposure with the Company’s FT department. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, the individual entities use forward contracts, transacted with the Company’s FT department.

The Company’s policy with respect to limiting short-term foreign currency exposure generally is to economically hedge at least 75 percent of its estimated net exposure for the initial two-month period, at least 50 percent of its estimated net exposure for the third month and, depending on the nature of the underlying transactions, a significant portion for the periods thereafter. Part of the foreign currency

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

exposure cannot be mitigated due to differences between actual and forecasted amounts. The Company calculates this net exposure on a cash-flow basis considering balance sheet items, actual orders received or made and all other planned revenues and expenses.

For the fiscal years ended September 30, 2008 and 2009, net gains (losses) related to foreign currency derivatives and foreign currency transactions included in determining net income (loss) amounted to €15 million and €(11) million, respectively.

The following table shows the net exposure for continuing operations by major foreign currencies and the potential effects on a 10 percent shift of the currency exchange rates to be applied as of September 30, 2008 and 2009.

	Profit or Loss		Equity
September 30, 2008	+10%	−10%	+10%	−10%
	(€ in millions)

EUR/USD	2	(3)	11	(15)
EUR/MYR	(5)	6	—	—
EUR/YEN	(1)	1	—	—
EUR/SGD	(1)	1	—	—

	Profit or Loss		Equity
September 30, 2009	+10%	−10%	+10%	−10%
	(€ in millions)

EUR/USD	4	(5)	11	(13)
EUR/MYR	(2)	3	—	—
EUR/YEN	—	—	—	—
EUR/SGD	—	—	—	—

Interest Rate Risk

In accordance with IFRS 7 interest rate risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk through its financial assets and debt instruments resulting from issuance of bonds and credit facilities. Due to the high volatility of its core business and the need to maintain high operational flexibility, its liquid financial assets are kept at a high level. These assets are mainly invested in short-term interest rate instruments. The risk of changing interest rates affecting these assets is partially offset by financial liabilities, some of which are based on variable interest rates.

To reduce the risk caused by changes in market interest rates, the Company attempts to align the duration of the interest rates of its debts and current assets by the use of interest rate derivatives.

The Company entered into interest rate swap agreements that primarily convert the fixed interest rate on its 2003 convertible bond to a floating interest rate based on the relevant European Interbank Offering Rate (“EURIBOR”).

IFRS 7 requires a sensitivity analysis showing the effect of possible changes in market interest on profit or loss and equity. The Company does not hold any fixed-rate financial assets or liabilities categorized as at fair value through profit or loss and does not apply hedge accounting for interest rate risk. In respect of fixed-rate available-for-sale financial assets, a change of 100 basis points in interest rates at the reporting date would have increased or decreased equity by €1 million and by €1 million as of September 30, 2008 and 2009, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Changes in market interest rates affect interest income and interest expense on floating interest financial instruments. A change of 100 basis points in interest rates at the reporting date would have increased or decreased profit or loss by €4 million and by €2 million in the 2008 and 2009 fiscal year, respectively.

Changes in interest rates affect the fair value and cash flows of interest rate derivatives. A change of 100 basis points in interest rates at the reporting date would have decreased or increased profit or loss by €12 million and by €3 million in the 2008 and 2009 fiscal year.

Other Price Risk

According to IFRS 7 other price risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

Infineon holds financial instruments which are exposed to market price risks. A potential change of in the relevant market prices of 5 percent would increase or decrease profit or loss by €4 million and €1 million for the fiscal years ended September 30, 2008 and 2009, respectively.

Additionally, the Company is exposed to price risks with respect to raw materials used in the manufacture of its products. The Company seeks to minimize these risks through its sourcing policies (including the use of multiple sources, where possible) and its operating procedures. The Company does not use derivative financial instruments to manage any exposure to fluctuations in commodity prices remaining after the operating measures described above.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

Financial instruments that expose the Company to credit risk consist primarily of trade receivables, cash equivalents, available-for-sale financial assets and financial derivatives. Concentrations of credit risks with respect to trade receivables are limited by the large number of geographically diverse customers that make up the Company’s customer base. The Company controls credit risk through credit approvals, credit limits and monitoring procedures, as well as comprehensive credit evaluations for all customers. The credit risk with respect to cash equivalents, available-for-sale financial assets and financial derivatives is limited by transactions with a number of large international financial institutions, with pre-established limits. The Company does not believe that there is significant risk of non-performance by these counterparties because the Company monitors their credit risk and limits the financial exposure and the amounts of agreements entered into with any one financial institution. The credit worthiness of the counterparties is checked regularly in order to keep the risk of default as low as possible. However, the Company cannot fully exclude the possibility of any loss arising from the default of one of the counterparties.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities.

Liquidity risk could arise from the Company’s potential inability to meet matured financial obligations. The Company’s liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Company’s FT department maintains flexibility in funding by maintaining availability under committed credit lines.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following table discloses a maturity analysis for non-derivative financial liabilities and a cash flow analysis for derivative financial instruments with negative fair values. The table shows the undiscounted contractually agreed cash flows which result from the respective financial liability. Cash flows are recognized at trade date when the Company becomes a party to the contractual provision of the financial instrument. Amounts in foreign currencies are translated using the closing rate at the reporting date. Financial instruments with variable interest payments are determined using the interest rate from the last interest fixing date before September 30, 2009. The cash outflows of financial liabilities that can be paid off at any time are assigned to the time band where the earliest redemption is possible.

	Contractual
	cash flows	2010	2011	2012	2013	2014	Thereafter
			(€ in millions)

Non derivative financial liabilities	6	—	3	1	1	1	—
Derivative financial liabilities:
Cash outflow	301	280	21	—	—	—	—
Cash inflow(1)	(294)	(274)	(20)	—	—	—	—

Total	13	6	4	1	1	1	—

(1)	Cash inflows of derivates financial liabilities are also included when the instruments is gross settled in order to show all contractual cash flows.

38.	Commitments and Contingencies

Litigation and Government Inquiries

U.S. Department of Justice Matter

In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products during certain periods of time between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million (plus interest) in annual installments through 2009. The final installment of $25 million plus interest (approximately €17 million) was paid in October 2009. The Company has agreed to continue cooperating with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price-fixing charges related to DRAM sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. The Company has settled with the OEM customers. In addition to those OEM customers, the Company has settled with eight direct customers.

Antitrust Litigation

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed in U.S. federal courts against the Company, its U.S. subsidiary Infineon Technologies North America Corp. (“IF North America”) and other DRAM suppliers by direct purchasers, indirect purchasers and various U.S. state attorneys general. The lawsuits allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, these federal cases were transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi District Litigation (“MDL”).

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

In September 2005, the Company and IF North America entered into a definitive settlement agreement with counsel for the class of direct U.S. purchasers of DRAM (granting an opportunity for individual class members to opt out of the settlement). In November 2006, the court approved the settlement agreement, entered final judgment and dismissed the claims with prejudice. Six entities chose to opt out of the class action settlement of the direct customers and pursue individual lawsuits against the Company and IF North America. The Company and IF North America have settled with all six plaintiffs.

Sixty-four additional cases were filed through October 2005 in numerous federal and state courts throughout the U.S. Each of these state and federal cases (except for one relating to foreign purchasers described below) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM products in the U.S. during specified time periods commencing in or after 1999. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law, and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

The foreign purchasers’ case was dismissed with prejudice and without leave to amend in March 2006, which was affirmed in August 2008 by the Ninth Circuit Court of Appeals.

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

In January 2008, the district court in the MDL indirect purchaser proceedings granted in part and denied in part the defendants’ motion for judgment on the pleadings directed at several of the claims. In June 2008, the Ninth Circuit Court of Appeals agreed to hear an appeal by the plaintiffs. Plaintiffs have agreed to a stay of further proceedings in the MDL indirect purchaser cases until the appeal is complete.

Plaintiffs in various state court indirect purchaser actions outside of the MDL have moved to lift the stays that were previously in place. In March 2009, the judge in the Arizona state court action issued an order denying plaintiffs’ motion to lift the stay. A hearing on plaintiffs’ motion to lift the stay in the Minnesota state court indirect purchaser action was held in May 2009, but no ruling has yet been issued. On September 11, 2009, the court in the Arkansas state action issued an order directing the parties to submit to mediation within ninety days, and granting plaintiffs’ motion to lift the stay after the ninety day period. On July 9, 2009, the court in the Wisconsin state court indirect purchaser action issued an order lifting the stay in the Wisconsin state case. On October 20, 2009, the court in the West Virginia state court indirect purchaser action issued an order lifting the stay in the West Virginia state case.

The state attorneys general of forty-one U.S. states and territories have filed various suits against the Company, IF North America and several other DRAM manufacturers on behalf of governmental entities and consumers in each of those states who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. The various suits filed by these attorneys general have been made part of the MDL proceeding described above. Between June 2007 and December 2008, the state attorneys general of eight states filed requests for dismissal of their claims. In September 2008, the court denied a joint motion by California and New Mexico seeking to certify classes of all public entities within both states.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

In October 2008, approximately ninety-five California schools, political subdivisions and public agencies that were previously putative class members of the multistate attorneys general complaint described above filed suit in California Superior Court against the Company, IF North America, and several other DRAM manufacturers alleging DRAM price-fixing and artificial price inflation in violation of California state antitrust and consumer protection laws arising out of the alleged practices described above. The plaintiffs seek recovery of actual and treble damages in unspecified amounts, restitution, costs (including attorneys’ fees) and injunctive and other equitable relief. This suit is ongoing.

No reasonable estimated amount can be attributed at this time to the potential outcome of the claims described above. In addition, certain of these matters are currently subject to mediation, pursuant to which the parties are prohibited from disclosing potential settlement amounts.

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec, and one was filed in each of Ontario and British Columbia against the Company, IF North America and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. No reasonable estimated amount can be attributed at this time to the potential outcome of the putative class proceedings.

Other Government Inquiries

In April 2003, the Company received a request for information from the European Commission (the “Commission”) regarding certain competitive practices of which the Commission has become aware in the European market for DRAM products. The Commission opened formal proceedings in February 2009. The Company is cooperating with the Commission in its investigation. The exact amount of potential fines cannot be predicted with certainty and, therefore, it is possible that any fine actually imposed on the Company by the Commission may be materially higher than the provision recorded therefor. Any disclosure of the Company’s estimate of potential outcome could seriously prejudice the position of the Company in this investigation.

In May 2004, the Canadian Competition Bureau advised IF North America that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No formal steps (such as subpoenas) have been taken by the Competition Bureau to date. The Company is cooperating with the Competition Bureau in its inquiry. No reasonable estimated amount can be attributed at this time to the potential outcome of these inquiries.

In October 2008, the Company learned that the Commission had commenced an investigation involving the Company’s Chip Card & Security business for alleged violations of antitrust laws. In September and October 2009, the Company and its French subsidiary received written requests for information from the Commission. The Company is cooperating with the Commission in answering the requests. No reasonable estimated amount can be attributed at this time to the potential outcome of this investigation.

Securities Litigation

Between September and November 2004, seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of investors that purchased the Company’s publicly-traded securities from March 2000 to July 2004. The consolidated amended complaint alleges violations of

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities. The complaint also alleges that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In January 2008, the court denied a motion to dismiss with respect to plaintiffs’ claims under sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and dismissed the claim under section 20A of the act with prejudice. In March 2009, the court granted plaintiffs’ motion to certify a class of persons who acquired the Company’s securities between March 2000 and July 2004, including foreign purchasers who sold their securities after June 2002. In April 2009, the Ninth Circuit Court of Appeals granted the Company’s petition to immediately appeal the court’s March 2009 order granting class certification. In May 2009, the court issued an order staying the case pending resolution of the Company’s appeal by the Ninth Circuit. No specified amount of damages has been asserted by the plaintiffs. These matters are currently subject to mediation.

The Company’s directors’ and officers’ insurance carriers have denied coverage in the securities class action described above and the Company filed suit against the carriers in December 2005 and August 2006. The Company’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claim against the other insurance carrier is still pending.

Patent Litigation

In October 2007, CIF Licensing LLC (“CIF”), a member of the General Electric Group, filed suit in the Civil Court of Düsseldorf, Germany against Deutsche Telekom AG alleging infringement of four European patents in Germany by certain CPE-modems and ADSL-systems (the “CIF Suit”). Deutsche Telecom has notified its suppliers, which include customers of the Company, that a declaratory judgment of patent infringement would be legally binding on the suppliers. In January 2008, the Company joined the suit on the side of Deutsche Telecom. CIF then filed suit against the Company alleging indirect infringement of one of the four European patents. The Company is part of a joint defense group consisting of Deutsche Telecom, most of its suppliers and most of their respective suppliers. The Company is contractually obligated to indemnify and/or to pay damages to its customers under certain circumstances pursuant to its customer contracts. In July 2008, Deutsche Telecom, the Company and the other defendants filed actions contesting the validity of the four patents before the Federal Patent Court in Munich. In October 2008, CIF also filed suit in the Civil Court of Düsseldorf against Arcor GmbH &Co KG, Hansenet Telekommunikation GmbH, United Internet AG (all three, the “New Defendants”) alleging infringement of the same four European patents. The New Defendants have notified their suppliers of the suit. The proceedings at the Civil Court in Düsseldorf have been stayed and the Company expects that they will only continue after resolution of the pending Federal Patent Court actions. No specified amount of damages has been asserted by CIF in these suits. Any disclosure of Company’s estimate of potential outcomes, if such amounts could reasonably be estimated at this time, could seriously prejudice the position of the Company in these suits.

In November 2008, Volterra Semiconductor Corporation (“Volterra”) filed suit against Primarion, Inc., the Company and IF North America (the “Defendants”) in the U.S District Court for the Northern District of California for alleged infringement of five U.S. patents (“Patents”) by certain products offered by Primarion. The Defendants denied any infringement and filed a counterclaim against Volterra alleging certain antitrust violations, fraud on the U.S. Patent and Trademark Office (“U.S. PTO”) and that the Patents are invalid. The U.S. PTO granted the requested reexamination of all Patents. In June 2009, the court ordered a stay in the case regarding two of the Patents pending the completion of the reexamination proceedings. On July 10, 2009, Volterra filed motions for a preliminary injunction and for partial summary judgment of infringement. On September 30, 2009, the court issued a minute order granting Volterra’s motion for a preliminary injunction and denying the motion for partial summary judgment without prejudice. The Defendants intend

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

to appeal the order and apply for a stay of the injunction once it is issued with reasons. A trial date has not been set yet. No specified amount of damages has been asserted by Volterra and no reasonable estimated amount can be attributed at this time to the potential outcome of the Volterra claim.

In November 2008, the Company, Infineon Technologies Austria AG and IF North America filed a complaint in the U.S. District Court for the District of Delaware against Fairchild Semiconductor International, Inc. and Fairchild Semiconductor Corporation alleging patent infringement by Fairchild and seeking declaratory judgment of non-infringement and invalidity of certain patents of Fairchild. Fairchild counterclaimed for declaratory judgment. Fairchild Semiconductor Corporation has further filed another patent infringement suit against the Company and IF North America in the U.S. District Court for the District of Maine alleging that certain products of the Company infringe two more patents of Fairchild Semiconductor Corporation which are not part of the Delaware lawsuit. On September 30, 2009, the District Court for the District of Delaware granted the Company’s motion for leave to amend its complaint to add the patents asserted by Fairchild in the District of Maine to the Delaware action. Subsequently, the District of Maine transferred the Maine action to the District of Delaware and closed the Maine action. No specified amount of damages has been asserted by Fairchild and no reasonable estimated amount can be attributed at this time to the potential outcome of its counterclaim.

In April 2009, Optimum Processing Solutions LLC (“OPS”), a Georgia limited liability company, filed a claim in the U.S. Federal District Court for the Northern District of Georgia against IF North America, Advanced Micro Devices, Inc., Freescale Semiconductor, Inc., Intel Corporation, International Business Machines Corporation, STMicroelectronics, Inc., Sun Microsystems, Inc. and Texas Instruments, Inc. The complaint alleges that certain microchips manufactured, used or offered for sale by IF North America and the other defendants infringe U.S. patent no. 5,117,497, allegedly held by the plaintiff. On July 10, 2009, IF North America and OPS settled the patent litigation claim.

In May 2009, Gregory Bender filed suit in the U.S. District Court for the Northern District of California, against four companies, including IF North America, alleging infringement of one U.S. patent by certain electronic products having a buffered amplifier. No specified amount of damages has been asserted by the plaintiff and no reasonable estimated amount can be attributed at this time to the potential outcome of this claim.

Qimonda Employment Litigation

In April 2009, former employees of Qimonda’s subsidiaries in the U.S. filed a complaint in the U.S. Federal District Court in Delaware against the Company, IF North America and Qimonda AG, individually and on behalf of several putative classes of plaintiffs. The suit relates to the termination of the plaintiffs’ employment in connection with Qimonda’s insolvency and the payment of severance and other benefits allegedly due by Qimonda. The complaint seeks to “pierce the corporate veil” and to impose liability on the Company and IF North America under several theories. No specified amount of damages has been asserted by the plaintiffs and no reasonable estimated amount can be attributed at this time to the potential outcome of the claim.

The Company and its subsidiary Infineon Dresden are subject to lawsuits by approximately 70 former Infineon employees who were transferred to Qimonda or Qimonda Dresden as part of the carve-out and who seek to be re-employed by the Company. No reasonable estimated amount can be attributed at this time to the potential outcome of any such claims.

Provisions and the Potential Effect of these Matters

Provisions related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

mid-point of the range is accrued. As of September 30, 2009, provisions were recorded by the Company in connection with the European antitrust investigation, the securities class action complaints, and the direct and indirect purchaser litigation described above.

As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. Provisions with respect to these matters would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

An adverse final resolution of any of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of the respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interest of the Company, as it deems appropriate. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.

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

Qimonda Matters

The Company faces certain contingent liabilities, and has made certain related provisions, in connection with the commencement of insolvency proceedings by Qimonda. For information on these matters see note 5.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Contractual Commitments

The following table summarizes the Company’s commitments with respect to external parties as of September 30, 2009(1):

	Payments due by period
		Less than					After
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years
	(€ in millions)

Contractual Commitments
Operating lease payments	740	69	65	60	57	56	433
Unconditional purchase commitments tangible assets	35	35	—	—	—	—	—
Unconditional purchase commitments intangible assets	1	1	—	—	—	—	—
Unconditional purchase commitments other	531	404	85	28	12	2	—
Future interest payments	110	43	19	17	15	15	1

Total Commitments	1,417	552	169	105	84	73	434

(1)	Certain payments of obligations or expirations of commitments that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of payments or expirations in the particular case. Actual outcomes could differ from those estimates.

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

Other Contingencies

The following table summarizes the Company’s contingencies with respect to external parties, other than those related to litigation, as of September 30, 2009(1):

	Expirations by period
	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	After 5 years
	(€ in millions)

Maximum potential future payments:
Guarantees(2)	81	10	8	—	5	2	56
Contingent government grants(3)	37	8	14	4	5	6	—

Total contingencies	118	18	22	4	10	8	56

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

(1)	Certain expirations of contingencies that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of expirations in the particular case. Actual outcomes could differ from those estimates.

(2)	Guarantees are mainly issued for the payment of import duties, rentals of buildings, and contingent obligations related to government grants received.

(3)	Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not otherwise guaranteed and could be refundable if the total project requirements are not met.

On a group-wide basis the Company has guarantees outstanding to external parties of €81 million as of September 30, 2009. In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such third party obligations are or will be reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of September 30, 2009, such guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €919 million, of which €644 million relates to convertible notes issued.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of September 30, 2009, a maximum of €37 million of these subsidies could be refundable. Such amount does not include any potential liabilities in respect of Qimonda-related subsidies (see note 5).

On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease Campeon, an office complex constructed by MoTo south of Munich, Germany. MoTo was responsible for the construction, which was completed in the second half of 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. The Company occupied Campeon under an operating lease arrangement in October 2005 and completed the move of its employees to this new location in the 2006 fiscal year. The complex was leased for a period of 20 years. After year 15, the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 million in escrow, which was included in restricted cash as part of other financial assets in the balance sheet as of September 30, 2009. Lease payments are subject to limited adjustment based on specified financial ratios related to the Company. The agreement was accounted for as an operating lease, in accordance with IAS 17, with monthly lease payments expensed on a straight-line basis over the lease term.

The Company through certain of its sales and other agreements may, in the normal course of business, be obligated to indemnify its counterparties under certain conditions for warranties, patent infringement or other matters. The maximum amount of potential future payments under these types of agreements is not predictable with any degree of certainty, since the potential obligation is contingent on conditions that may or may not occur in future, and depends on specific facts and circumstances related to each agreement. Historically, payments made by the Company under these types of agreements have not had a material adverse effect on the Company’s business, results of operations or financial condition. A tabular reconciliation of the changes in the aggregate product warranty liability for the year ended September 30, 2009 is presented in note 24.

39.	Operating Segment and Geographic Information

The Company has reported its operating segment and geographic information in accordance with IFRS 8.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The Company’s core business is organized in four operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, and Wireless Solutions:

Automotive

The Automotive segment designs, develops, manufactures and markets semiconductors for use in automotive applications. Together with its product portfolio, it offers corresponding system know-how and support to its customers.

Industrial & Multimarket

The Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in industrial applications and in applications with customer-specific product requirements.

Chip Card & Security

The Chip Card & Security segment designs, develops, manufactures and markets a wide range of security controllers and security memories for chip card and security applications.

Wireless Solutions

The Wireless Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireless communication applications.

The current segment structure reflects a reorganization of the Company’s operations effective October 1, 2008. To better align its business with its target markets, the core business was reorganized into five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions, and Wireline Communications. In July 2009, the Company entered into an asset purchase agreement to sell its Wireline Communications business, which closed on November 6, 2009 (see note 5). As a result of the planned sale, the Management Board determined that Wireline Communications ceased to be an operating segment in September 2009. Management reporting was adjusted accordingly. Segment results for all periods presented have been recast to be consistent with the current reporting structure and presentation, as well as to facilitate analysis of operating segment information.

Other Operating Segments includes net sales and earnings that the Infineon 200-millimeter production facility in Dresden recorded from the sale of wafers to Qimonda under a foundry agreement which was cancelled during the 2008 fiscal year. The last wafer was delivered to Qimonda in May 2008. The Corporate and Eliminations segment reflects the elimination of these net sales and earnings. Furthermore, raw materials and work-in-process of the common production front-end facilities, and raw materials of the common back-end facilities, are not under the control or responsibility of any of the operating segment managers, but rather of the operations management. The operations management is responsible for the execution of the production schedule, volume and units. Accordingly, this inventory is not attributed to the operating segments, but is included in the Corporate and Eliminations segment. Only work-in-process of back-end facilities and finished goods are attributed to the operating segments. The Company records gains and losses from sales of investments in marketable debt and equity securities in the Corporate and Eliminations segment.

The Company’s Management Board has been collectively identified as the CODM. The CODM makes decisions about resources to be allocated to the segments and assesses their performance using revenues and Segment Result. The Company defines Segment Result as operating income (loss) excluding asset impairments, net, restructuring charges and other related closure costs, net, share-based compensation expense, acquisition-related amortization and gains (losses), gains (losses) on sales

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

of assets, businesses, or interests in subsidiaries, and other income (expense), including litigation settlement costs. The Company’s management uses Segment Result to establish budgets and operational goals, manage the Company’s business and evaluate its performance. The Company reports Segment Result because it believes that it provides investors with meaningful information about the operating performance of its segments.

The CODM does not review asset information by segment nor does it evaluate the segments on these criteria on a regular basis, except that the CODM is provided with information regarding certain inventories on an operating segment basis. The Company does, however, allocate depreciation and amortization expense to the operating segments based on production volume and product mix using standard costs.

The following tables presents selected segment data:

	2007	2008	2009
	(€ in millions)

Revenue:
Automotive	1,267	1,257	839
Industrial & Multimarket	1,188	1,171	905
Chip Card & Security	438	465	341
Wireless Solutions(1)	637	941	917
Other Operating Segments(2)	343	171	17
Corporate and Eliminations(3)	(213)	(102)	8

Total	3,660	3,903	3,027

(1)	Includes revenues of €30 million, €10 million and €1 million for the fiscal years ended September 30, 2007, 2008 and 2009, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes revenues of €189 million and €79 million for the fiscal years ended September 30, 2007 and 2008, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(3)	Includes the elimination of revenues of €219 million, €89 million and €1 million for the fiscal years ended September 30, 2007, 2008 and 2009, respectively, since these sales were not part of the Qimonda disposal plan.

	2007	2008	2009
	(€ in millions)

Segment Result:
Automotive	122	105	(117)
Industrial & Multimarket	127	134	35
Chip Card & Security	20	52	(4)
Wireless Solutions	(126)	(18)	(36)
Other Operating Segments	(6)	(12)	(13)
Corporate and Eliminations	7	(24)	(32)

Total	144	237	(167)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following table provides the reconciliation of Segment Result to the Company’s loss from continuing operations before income taxes:

	2007	2008	2009
	(€ in millions)

Total Segment Result	144	237	(167)
Adjusted:
Asset impairments, net	(5)	(132)	—
Restructuring charges, and other related closure cost, net	(45)	(188)	20
Share-based compensation expense	(12)	(5)	(2)
Acquisition-related amortization and losses	(3)	(25)	(23)
Gains (losses) on sales of assets, businesses, or interests in subsidiaries	28	70	(18)
Other expense, net	(6)	(3)	(30)

Operating income (loss)	101	(46)	(220)

Financial Income	107	58	101
Financial Expense	(242)	(181)	(156)
Income from investment accounted for using the equity method, net	1	4	7

Loss from continuing operations before income taxes	(33)	(165)	(268)

	2007	2008	2009
	(€ in millions)

Depreciation and amortization:
Automotive	229	147	126
Industrial & Multimarket	208	174	137
Chip Card & Security	53	53	53
Wireless Solutions	67	115	152
Other Operating Segments	59	63	45
Corporate and Eliminations	—	—	—

Total	616	552	513

Income from investments accounted for using the equity method in the amount of €1 million, €4 million and €7 million was realized in the Industrial & Multimarket segment during the years ended September 30, 2007, 2008 and 2009, respectively. None of the remaining reportable segments had income from investments accounted for using the equity method during any of the periods presented.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

	2008	2009
	(€ in millions)

Inventories:
Automotive	147	71
Industrial & Multimarket	140	109
Chip Card & Security	46	30
Wireless Solutions	116	95
Other Operating Segments	2	—
Corporate and Eliminations	164	155

Subtotal	615	460

Wireline Communications	50	—

Total	665	460

As of September 30, 2008 and 2009, all inventories were attributed to the respective operating segment, to the extent they were under the direct control and responsibility of the respective operating segment managers.

	2008	2009
	(€ in millions)

Goodwill:
Automotive	—	—
Industrial & Multimarket	12	19
Chip Card & Security	—	—
Wireless Solutions	160	160
Other Operating Segments	—	—
Corporate and Eliminations	2	2

Subtotal	174	181

Wireline Communications	51	—

Total	225	181

Consistent with the Company’s internal management reporting, certain items are included in Corporate and Eliminations and not allocated to the segments. These include certain corporate headquarters costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, restructuring charges and employee stock-based compensation expense are included in Corporate and Eliminations and not allocated to the segments for internal or external reporting purposes, since they arise from corporate directed decisions not within the direct control of segment management. Furthermore, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by Corporate and Eliminations. The Company allocates excess capacity costs based on a foundry model, whereby such allocations are reduced based upon the lead time of order cancellation or modification. Any unabsorbed excess capacity costs are included in Corporate and Eliminations.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following is a summary of revenue and of non-current assets by geographic area for the years ended September 30:

	2007	2008	2009
	(€ in millions)

Revenue:
Germany	794	820	545
Other Europe	807	754	543
North America	530	483	409
Asia/Pacific	1,289	1,597	1,358
Japan	203	191	143
Other	37	58	29

Total	3,660	3,903	3,027

	2008	2009
	(€ in millions)

Property, plant and equipment; goodwill and other intangible assets:
Germany	831	641
Other Europe	325	239
North America	36	6
Asia/Pacific	559	409
Japan	2	2

Total	1,753	1,297

Revenues from external customers are based on the customers’ billing location. Regional employment data is provided in note 8.

No single customer accounted for more than 10 percent of the Company’s sales during the fiscal years ended September 30, 2007, 2008 or 2009.

40.	Events after the Balance Sheet Date

The sale of the Company’s Wireline Communications business to Lantiq closed on November 6, 2009 (see note 5). The final purchase price amounts to approximately €243 million, reflecting adjustments under the asset purchase agreement. On the closing date the Company received cash consideration of €223 million. The final portion of the purchase price of up to €20 million will become due in the fourth quarter of the 2010 fiscal year.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Infineon Technologies AG

/s/  Peter Bauer
Peter Bauer
Member of the Management Board and
Chief Executive Officer

/s/  Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and
Chief Financial Officer

Date: December 7, 2009
Neubiberg, Germany

Exhibit Index

Exhibit			Exhibit	Filing Date	SEC File
Number	Description of Exhibit	Form	Number	with SEC	Number

1.1	Articles of Association (as of February 2008) (English translation)	20-F	1.1	December 29, 2008	001-15000
1.2	Rules of Procedure for the Management Board (as of November 2007) (English translation)	20-F	1.2	December 29, 2008	001-15000
1.3	Rules of Procedure for the Supervisory Board (as of November 2009) (English translation)	Filed herewith.
1.4	Rules of Procedure for the Investment Finance and Audit Committee of the Supervisory Board (as of November 2009) (English translation)	Filed herewith.
2	The total amount of long-term debt securities of Infineon Technologies AG authorized under any instrument does not exceed 10% of the total assets of the group on a consolidated basis. Infineon Technologies AG hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Infineon Technologies AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.9	Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and Compagnie IBM France, dated as of June 24, 1999	F-1		February 18, 2000	333-11508
4.20	Terms and Conditions of 5% Guaranteed Subordinated Convertible Notes due 2010 in the aggregate nominal amount of EUR 700,000,000 (the “2010 Notes”) issued on June 5, 2003 by Infineon Technologies Holding B.V.	20-F	4.30	November 21, 2003	1-15000
4.21	Undertaking for Granting of Conversion Rights from Infineon to JPMorgan Chase Bank for the benefit of the holders of the 2010 Notes, dated June 2, 2003	20-F	4.31	November 21, 2003	1-15000
4.22	Subordinated Guarantee of Infineon, as Guarantor, in favor of the holders of 2010 Notes, dated June 2, 2003	20-F	4.32	November 21, 2003	1-15000
4.23	Loan Agreement dated June 2, 2003, between Infineon Technologies Holding B.V., as Issuer, and Infineon	20-F	4.33	November 21, 2003	1-15000
4.24	Assignment Agreement dated June 2, 2003, among Infineon Technologies Holding B.V., Infineon and JPMorgan Chase Bank for the benefit of the holders of the 2010 Notes	20-F	4.34	November 21, 2003	1-15000
4.25(†)	Amendment 1, dated June 26, 2003, to Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and Compagnie IBM France, dated as of June 24, 1999	20-F	4.35	November 21, 2003	1-15000
4.25.1(†)	Amendment 2 effective as of December 31, 2005 to Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and IBM XXI SAS dated as of June 24, 1999.	20-F	4.25.1	November 30, 2006	1-15000
4.25.2(†)	Amendment No. 3, dated as of June 30, 2009, to Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and IBM XXI SAS dated as of June 24, 1999.	F-3	10.3	July 16, 2009	333-160601
4.25.3(†)	Amendment No. 4, dated as of August 26, 2009, to Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and IBM XXI SAS dated as of June 24, 1999.	Filed herewith.
4.25.4	Amendment No. 5, dated as of November 30, 2009, to Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and IBM XXI SAS dated as of June 24, 1999.	Filed herewith.

Exhibit			Exhibit	Filing Date	SEC File
Number	Description of Exhibit	Form	Number	with SEC	Number

4.26(†)	Real Estate Leasing Contract between MoTo Object CAMPEON GmbH & Co. KG and Infineon dated as of December 23, 2003, with Supplementary Agreements No 1 and 2 (English translation)	20-F	4.28	November 26, 2004	1-15000
4.27.1	Contribution Agreement (Einbringungsvertrag) between Infineon Technologies AG and Qimonda AG, dated as of April 25, 2006, and addendum thereto, dated as of June 2, 2006 (English translation).	Filed as exhibit 10(i)(A) to the registration statement on form F-1 of Qimonda AG dated August 4, 2006 (file 333-135913) and incorporated herein by reference
4.27.2	Contribution Agreement (Einbringungsvertrag) between Infineon Holding B.V. and Qimonda AG, dated as of May 4, 2006 (English translation).	Filed as exhibit 10(i)(B) to the registration statement on form F-1 of Qimonda AG dated August 4, 2006 (file 333-135913) and incorporated herein by reference
4.27.3	Addenda No. 2 and 3 to Contribution Agreement (Einbringungsvertrag) between Infineon Technologies AG and Qimonda AG, dated as of April 25, 2006 (English translation).	Filed as exhibit 4(i)(W) to the annual report on form 20-F of Qimonda AG dated November 21, 2006 (file 1-32972) and incorporated herein by reference
4.30	Terms and Conditions of New Guaranteed	F-3	10.4	July 16, 2009	333-160601
Subordinated Convertible Notes due 2014 issued on May 26, 2009 by Infineon Technologies Holding B.V.
4.31(†)	Asset Purchase Agreement, dated as of July 7, 2009, by and between Infineon Technologies AG and Wireline Holdings S.à r.l.	F-3	10.2	July 16, 2009	333-160601
4.31.1(†)	First Amendment Agreement, dated as of November 6, 2009, to the Asset Purchase Agreement, dated as of July 7, 2009, by and between Infineon Technologies AG and Wireline Holdings S.à r.l.	Filed herewith.
4.32	Investment Agreement, dated July 10, 2009, between Infineon Technologies AG and Admiral Participations (Luxembourg) S.à r.l.	F-3	10.1	July 16, 2009	333-160601
8	List of Significant Subsidiaries and Associated Companies of Infineon	See “Additional Information — Organizational Structure”
12.1	Certification of chief executive officer pursuant to Exchange Act Rule 13a-14(a)	Filed herewith.
12.2	Certification of chief financial officer pursuant to Exchange Act Rule 13a-14(a)	Filed herewith.
13	Certificate pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith.
14.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft	Filed herewith.

†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.