Form 20-F/A
period 2003-09-30
INFINEON TECHNOLOGIES AG
filed 2010-05-18
CIK 1107457

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
Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
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
Yes ☐ No ☐

Signatures
Exhibit Index
Exhibit 4.35
Exhibit 12.1
Exhibit 12.2

Explanatory Note
Infineon Technologies AG (the “Company”) is filing this Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended September 30, 2003, which was originally filed with the Securities and Exchange Commission on November 21, 2003 (the “Original Filing”), for the sole purpose of filing an unredacted version of the agreement filed as Exhibit 4.35 (the “Agreement”) for which the Company had previously requested confidential treatment. This Amendment No. 1 does not otherwise update any information or disclosure in the Original Filing to reflect facts or events occurring subsequent to the date of the Original Filing.
The Company is filing the unredacted version of the Agreement to comply with technical requirements of the US securities laws. The Agreement has been superseded in all respects by subsequent agreements and no longer reflects the terms of the currently existing arrangement among the parties to the Agreement.

Signatures
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

Infineon Technologies AG
/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer

Date: May 18, 2010
Neubiberg, Germany

Exhibit Index

Exhibit Number	Description of Exhibit

4.35	Amendment 1, dated June 26, 2003, to Shareholder Agreement of ALTIS Semiconductor between Infineon Technologies Holding France and Compagnie IBM France, dated as of June 24, 1999

12.1	Certification of chief executive officer pursuant to Exchange Act Rule 13a-14(a)

12.2	Certification of chief financial officer pursuant to Exchange Act Rule 13a-14(a)